Form 20-F
period 2007-12-31
AIRMEDIA GROUP INC.
filed 2008-04-30
CIK 1413745

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from              to

Commission file number: 001-33765

AIRMEDIA GROUP INC.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

17/F, Sky Plaza

No. 46 Dongzhimenwai Street

Dongcheng District

100027, Beijing

People’s Republic of China

(Address of principal executive offices)

Conor Chiahung Yang

AirMedia Group Inc.

17/F, Sky Plaza

No. 46 Dongzhimenwai Street

Dongcheng District

100027, Beijing

People’s Republic of China

Phone: +86 10 8438 6868

Email: conor@airmedia.net.cn

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which each class is to be registered
American Depositary Shares, each representing two ordinary shares, par value $0.001 per share	Nasdaq Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 133,425,925 ordinary shares, par value US$0.001 per share, as of December 31, 2007.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐    Accelerated filer  ☐    Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☒    International Financial Reporting Standards as issued by the International Accounting Standards Board  ☐    Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•	“ADSs” are to our American depositary shares, each of which represents two ordinary shares;

•

“CAAC” are to the General Administration of Civil Aviation of China, a PRC governmental agency; the largest airports in China in the 2007 Airport Data Report of CAAC are measured by the number of air passengers and the largest airlines in China in China Civil Aviation, a journal sponsored by the CAAC, are measured by the number of passengers;

•	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purpose of this annual report only, Hong Kong, Macau and Taiwan;

•	“Nasdaq” are to the Nasdaq Global Market;

•	“ordinary shares” are to our ordinary shares, par value US$0.001 per share;

•

“preferred shares” are to our Series A preferred shares and Series B preferred shares, all of which were converted into our ordinary shares upon the completion of our initial public offering on November 13, 2007;

•

“Series A preferred shares” are to our Series A redeemable convertible preferred shares, par value US$0.001 per share, all of which were converted into our ordinary shares upon the completion of our initial public offering on November 13, 2007;

•

“Series B preferred shares” are to our Series B redeemable convertible preferred shares, par value US$0.001 per share, all of which were converted into our ordinary shares upon the completion of our initial public offering on November 13, 2007;

•	“RMB” and “Renminbi” are to the legal currency of China; and

•	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States.

Unless the context indicates otherwise, “we,” “us,” “our company,” “our,” and “AirMedia” refer to AirMedia Group Inc., its subsidiaries and consolidated variable interest entities and variable interest entities’ subsidiaries. Although AirMedia does not directly or indirectly own any equity interests in its consolidated variable interest entities or their subsidiaries, AirMedia effectively controls, and is the primary beneficiary of these entities, through a series of contractual arrangements with them and their record owners. We have consolidated the financial results of these variable interest entities and their subsidiaries in our consolidated financial statements in accordance with the Generally Accepted Accounting Principles of the U.S. See “Item 4. Information on the Company—C. Organizational Structure,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” and “Item 3. Key Information—D. Risk Factors” for further information on our contractual arrangements with these parties.

Our reporting and financial statements are expressed in the U.S. dollar, which is our reporting and functional currency. However, substantially all of the revenues and expenses of our consolidated operating subsidiaries and variable interest entities are denominated in Renminbi. This annual report contains translations of certain RMB amounts into U.S. dollar amounts at specified rates solely for the convenience of the reader. All translations from RMB to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, the translations of RMB into U.S. dollars have been made at the noon buying rate in effect on December 31, 2007, which was RMB7.2946 to US$1.00. We make no representation that the RMB or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuations in exchange rates may have a material adverse effect on your investment” and

“—Restrictions on currency exchange may limit our ability to receive and use our revenues or financing effectively” for discussions of the effects of fluctuating exchange rates and currency control on the value of our ADSs. On April 29, 2008, the noon buying rate was RMB6.9845 to US$1.00.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include:

•	our anticipated growth strategies;

•	our future business development, results of operations and financial condition;

•	our plans to expand our digital media network into additional locations, airports and airlines in China;

•	competition in the PRC advertising industry and the air travel advertising industry in China;

•	the expected growth in consumer spending, average income levels and advertising spending levels;

•	the growth of the air travel sector in China; and

•	PRC governmental policies relating to the advertising industry.

You should thoroughly read this annual report and the documents to which we refer with the understanding that our actual future results may be materially different from and worse than our expectations. We qualify all of our forward-looking statements with these cautionary statements. Other sections of this annual report include additional factors that could adversely affect our business and financial performance.

This annual report contains statistical data that we obtained from various government and private publications. We have not independently verified the data in these reports. Statistical data in these publications also include projections based on a number of assumptions. The air travel industry and the advertising industry in China, particularly the out-of-home and air travel advertising sectors, may not grow at the projected rates or at all. The failure of the air travel industry and the advertising industry to grow at the projected rates may have a material adverse effect on our business and the market price of our ADSs. Furthermore, if any one or more of the assumptions underlying the statistical data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements. In particular, this annual report contains statistical data from an August 2007 report of Sinomonitor, or the Sinomonitor report we commissioned. The calculation of digital TV screens in the Sinomonitor report does not include digital TV screens in VIP lounges for logistical reasons.

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

Selected Consolidated Financial Data

The following table represents our selected consolidated financial information. The selected consolidated statement of operations data for the period from August 7, 2005, the date we commenced operations, to December 31, 2005 and the years ended December 31, 2006 and 2007 and the consolidated balance sheet data as of December 31, 2005, 2006 and 2007 have been derived from our audited consolidated financial statements for the relevant periods which have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm, and are prepared and presented in accordance with U.S. GAAP. The audited consolidated financial statements for the years ended December 31, 2006 and 2007 are included elsewhere in this annual report. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and related notes included elsewhere in this annual report and “Item 5. Operating and Financial Review and Prospects” below. Our historical results do not necessarily indicate results expected for any future periods.

	Period from August 7, 2005 to December 31,		Year ended December 31,		Year ended December 31,
	2005		2006		2007
	(in thousands, except share, per share and per ADS data)
Consolidated Statements of Operations Data:
Revenues:
Digital TV screens in airports	US$	887	US$	10,502	US$	26,921
Digital TV screens on airplanes		405		4,868		11,093
Digital frames in airports		—		—		1,263
Other displays		58		3,526		4,334

Total revenues		1,350		18,896		43,611
Business tax and other sales tax		(2)		(961)		(1,983)

Net revenues		1,348		17,935		41,628

Cost of revenues		(3,189)		(10,040)		(21,365)

Gross profit/(loss)		(1,841)		7,895		20,263

Operating expenses:
Selling and marketing (including share based compensation of $274)		(461)		(2,751)		(4,813)
General and administrative (including share based compensation of $18,831)		(376)		(1,293)		(21,982)

Total operating expenses		(837)		(4,044)		(26,795)

Income/(loss) from operations		(2,678)		3,851		(6,532)

Interest income		3		17		1,745

Income/(loss) before income taxes and minority interest		(2,675)		3,868		(4,787)

Income tax benefits		273		197		195
Net income/(loss) before minority interest		(2,402)		4,065		(4,592)

Minority interest		—		1		2
Loss of equity accounting investment		—		—		(520)

Net income/(loss)	US$	(2,402)	US$	4,066	US$	(5,110)

Deemed dividends on Series A convertible redeemable preferred shares—Accretion of redemption premium	US$	(296)	US$	(1,440)	US$	(1,201)
Deemed dividends on Series B convertible redeemable preferred shares—Accretion of redemption premium		—		—	US$	(2,152)

Net income/(loss) attributable to holders of ordinary shares	US$	(2,698)	US$	2,626	US$	(8,463)

Net income/(loss) per ordinary share—basic and diluted	US$	(0.04)	US$	0.03	US$	(0.12)

Net income per Series A preferred share—basic	US$	0.01	US$	0.06	US$	0.04
Net income per Series B preferred share—basic		—		—	US$	0.32

Net income (loss) per ADS(1)
Basic	US$	(0.08)	US$	0.06	US$	(0.23)
Diluted	US$	(0.08)	US$	0.06	US$	(0.23)
Weighted average shares used in calculating net income (loss) per ordinary share—basic and diluted		62,400,000		62,400,000		73,469,589
Weighted average shares used in calculating net income per Series A preferred share—basic		37,600,000		37,600,000		31,461,918
Weighted average shares used in calculating net income per Series B preferred share—basic		—		—		6,706,849

Note: (1)    Each ADS represents two ordinary shares.

The following table presents a summary of our consolidated balance sheet data as of December 31, 2005, 2006 and 2007:

	As of December 31, 2005		As of December 31, 2006		As of December 31, 2007
	(in thousands)
Consolidated Balance Sheet Data:
Cash	US$	2,952	US$	2,086	US$	210,915
Total assets		6,371		20,547		266,859
Total liabilities		2,765		9,511		9,257
Series A convertible redeemable preferred shares		12,296		13,736		—
Series B convertible redeemable preferred shares		—		—		—
Ordinary shares		62		62		133
Total shareholders’ (deficiency) equity		(2,690)		221		257,605

The following table presents a summary of our condensed consolidated statements of cash flow for the period from August 7, 2005 to December 31, 2005, the year ended December 31, 2006 and the year ended December 31, 2007.

	Period from August 7, 2005 to December 31, 2005		Year ended December 31, 2006		Year ended December 31, 2007
	(in thousands)
Consolidated Statements of Cash Flow:
Net cash (used in) provided by operating activities	US$	(3,277)	US$	2,020	US$	(6,510)
Net cash used in investing activities		(762)		(5,346)		(15,673)
Net cash provided by financing activities		6,984		2,285		229,989

Exchange Rate Information

Our reporting and financial statements are expressed in the U.S. dollar, which is our reporting and functional currency. However, substantially all of the revenues and expenses of our consolidated operating subsidiaries and variable interest entities are denominated in Renminbi. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of RMB into U.S. dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB7.2946 to US$1.00, the noon buying rate in effect as of December 31, 2007. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The Chinese government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 29, 2008, the noon buying rate was RMB6.9845 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve Bank of New York.

Period	Noon Buying Rate
	Period End	Average(1)	Low	High
2003	8.2767	8.2772	8.2800	8.2765
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1940	8.2765	8.0702
2006	7.8041	7.9723	8.0702	7.8041
2007
September	7.4928	7.5196	7.5540	7.4928
October	7.4682	7.5016	7.5158	7.4682
November	7.3850	7.4212	7.4582	7.3800
December	7.2946	7.3682	7.4120	7.2946
Full year	7.2946	7.5806	7.8127	7.2946
2008
January	7.1818	7.2405	7.2946	7.1818
February	7.1115	7.1644	7.1973	7.1100
March	7.0120	7.0722	7.1110	7.0105
April (through April 29)	6.9845	7.0003	7.0185	6.9840

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Our Business

Our limited operating history may not provide an adequate basis to judge our future prospects and results of operations.

We began our business operations in August 2005. Our limited operating history may not provide a meaningful basis for you to evaluate our business, financial performance and prospects. It is also difficult to evaluate the viability of our digital media network and other advertising media dedicated to the air travel sector because we do not have sufficient experience to address the risks frequently encountered by early stage companies using new forms of advertising media and entering new and rapidly evolving markets. Certain members of our senior management team have worked together for only a relatively short period of time and it may be difficult for you to evaluate their effectiveness, on an individual or collective basis, and ability to address future challenges to our business.

Given our limited operating history, we may not be able to:

•	preserve our leading position in the air travel digital media market in China;

•

manage our relationships with airports and airlines to retain existing concession rights contracts and obtain new concession rights contracts to operate digital media platforms in leading airports and on airlines on commercially advantageous terms or at all;

•	retain and acquire advertising clients;

•	manage our relationships with third-party non-advertising content providers;

•	secure a sufficient amount of low-cost digital TV screens from our suppliers;

•	manage our expanding operations, including the integration of any future acquisitions;

•	increase and diversify our revenue sources by successfully expanding into other advertising media platforms and upgrading our light box displays to digital frames;

•	respond to competitive market conditions;

•	respond to changes in the PRC regulatory regime;

•	maintain adequate control of our expenses; or

•	attract, train, motivate and retain qualified personnel.

If we are unsuccessful in addressing any of these risks, our business may be materially and adversely affected.

If advertisers or the viewing public do not accept, or lose interest in, our air travel digital media network, we may be unable to generate sufficient cash flow from our operating activities and our prospects and results of operations could be negatively affected.

The market for air travel digital media networks in China is relatively new and its potential is uncertain. We compete for advertising spending with many forms of more established advertising media, such as television, print media, Internet and other types of out-of-home advertising. Our success depends on the acceptance of our air travel digital media network by advertising clients and agencies and their continuing and increased interest in this medium as a component of their advertising strategies. Our success also depends on the viewing public continuing to be receptive towards our media network. Advertisers may elect not to use our services if they believe that consumers are not receptive to our network or that our network does not provide sufficient value as an effective advertising medium. Likewise, if consumers find some element of our network to be disruptive or intrusive, airports and airplane companies may decide not to allow us to operate the digital TV screens in airports or place our programs on airplanes and advertisers may view our network as a less attractive advertising medium compared to other alternatives. In that event, advertisers may determine to reduce their spending on our network and air travel advertising.

Air travel advertising is a relatively new concept in China and in the advertising industry generally. If we are not able to adequately track air traveler responses to our programs, in particular tracking the demographics of air travelers most receptive to air travel advertising, we will not be able to provide sufficient feedback and data to existing and potential advertising clients to help us generate demand and determine pricing. Without improved market research, advertising clients may reduce their use of air travel advertising and instead turn to more traditional forms of advertising that have more established and proven methods of tracking effectiveness.

If a substantial number of advertisers lose interest in advertising on our media network for these or other reasons or become unwilling to purchase advertising time slots on our network, we will be unable to generate sufficient revenues and cash flow to operate our business, and our revenues, prospects and results of operations could be negatively affected.

We derive substantially all of our revenues from the provision of air travel advertising services. If there is a downturn in the air travel advertising industry, we may not be able to diversify our revenue sources and our ability to generate revenues and our results of operations could be materially and adversely affected.

Substantially all of our historical revenues and expected future revenues have been and will be generated from the provision of air travel advertising services, in particular through the display of advertisements on digital TV screens located in airports and on airplanes and on digital frames located in airports. Our other types of advertising media platforms, such as light box displays, 360-degree LED displays, 3D displays, shuttle bus displays and displays in airport train stations, are also located in or near airports. We are in the process of upgrading our light box displays to digital frames and expanding into additional media platforms in the near future, which are also intended to be dedicated to air travel advertising.

We do not have any current plans to expand outside this sector and enter into more advertising segments to diversify our revenue sources. As a result, if there were a downturn in the air travel advertising industry for any reason, we may not be able to diversify our revenue sources and our ability to generate revenues and our results of operations could be materially and adversely affected.

If we are unable to carry out our operations as specified in existing concession rights contracts, retain existing concession rights contracts or obtain new concession rights contracts on commercially advantageous terms, we may be unable to maintain or expand our network coverage and our costs may increase significantly in the future.

Our ability to generate revenues from advertising sales depends largely upon our ability to provide a large network of digital TV screens that show our programs in airports and on airplanes. This, in turn, requires that we retain existing concession rights contracts and obtain new concession rights contracts to operate in airports and on airlines.

As of March 15, 2008, we had concession rights to place and operate our digital TV screens in 53 airports and to place our programs on the digital TV screens of nine airlines. As of March 15, 2008, we operated at 39 airports out of the 53 airports where we had obtained contractual concession rights to operate our digital TV screens. We plan to gradually roll out our operations in the additional 14 airports. However, we cannot assure you that we will be able to carry out our operations in these airports as specified in the concession rights contracts.

A majority of our concession rights contracts to operate in airports and on airlines have terms ranging from three to five years without any automatic renewal provisions. As of December 31, 2007, 38 out of 97 and six out of 13 of our concession rights contracts to operate in airports and on airlines, respectively, are subject to renewal before 2010. The concession fees that we incur under our concession rights contracts comprise a significant portion of our cost of revenues and accounted for approximately 166.0%, 38.0% and 28.8% of our net revenues in the period from August 7, 2005 to December 31, 2005, and in 2006 and 2007, respectively. As of December 31, 2007, we were contractually obligated to pay in aggregate US$108.9 million under our concession rights contracts through the year 2015. Airports and airlines tend to increase concession fees over time. As some of our concession rights contracts will terminate in the next several years, we may experience a significant increase in our costs of revenues. If we are unable to pass increased concession costs on to our advertising clients through rate increases, our operating margins and earnings could decrease and our results of operations could be materially and adversely affected.

Furthermore, as of December 31, 2007, 53 out of 97 and 12 out of 13 of our concession rights contracts to operate in airports and on airlines, respectively, contained provisions granting us certain exclusive concession rights. The scope of the exclusivity, however, varies from contract to contract. Most of these exclusivity provisions limit the scope of our exclusivity to the operation of digital TV screens in specific areas of an airport or to certain types of programs on airplanes. We cannot assure you that we will be able to retain these contracts, with or without exclusivity provisions, upon their expiration. If we were to lose exclusivity, in particular with the major airports and leading airlines, we may lose market share if our customers decide to place their advertisements on any competing digital TV screens or otherwise decrease their spending on our network. Furthermore, certain concession rights contracts contain provisions allowing the airports to terminate the contracts unilaterally without any compensation due to governmental policy reasons or the restructuring or reorganization of the airports. We cannot assure you that our concession rights contracts will not be terminated, whether with or without justification. In addition, most of our concession rights contracts were entered into with the advertising companies operated by or advertising agencies hired by airports or airline companies, and not with the airports or airline companies directly. Although these advertising companies and agents have generally assured us in writing that they have the rights to operate advertising media in airports or on airplanes and all of them have performed their contractual obligations, we cannot assure you that airports or airline companies will not challenge or revoke the contractual concession rights granted to us by their advertising companies or agents. If any airport or airline company challenges or revokes the concession rights granted to us under the relevant contracts, our business could be materially and adversely affected.

We plan to renew our existing concession rights contracts and enter into new concession rights contracts for operating digital TV screens in additional airports and for placing our programs on additional airlines. There is no assurance we will be able to retain our concession rights contracts or obtain new concession rights contracts for our digital TV screens or programs on exclusive or satisfactory terms, or at all. If we fail to retain our concession rights contracts to operate in major airports or on key airlines, or retain exclusivity, if a significant number of our existing concession rights contracts are terminated or not renewed, or if we are unable to effectively expand our network by obtaining new concession rights contracts for our digital TV screens or our programs, advertisers may find advertising on our network unattractive and may not wish to purchase advertising time slots on our network, which would cause our revenues to decline and our business and prospects to deteriorate.

A significant portion of our revenues are currently concentrated in the five largest airports and three largest airlines in China. If any of these airports or airlines experiences a material business disruption, we would likely incur substantial losses of revenues.

A significant portion of our advertising revenues are currently concentrated in the five largest airports in China, Beijing Capital International Airport, Shanghai Pudong International Airport, Guangzhou Baiyun International Airport, Shanghai Hongqiao Airport and Shenzhen International Airport. In 2007, we derived 35.8% of our total revenues from these five airports. A material business disruption, major construction or renovation, or a natural disaster affecting any of these airports in our network could render our advertising media in such airport inoperative or materially limit the locations where we can locate our digital TV screens and other air travel advertising media.

In addition, a significant portion of our advertising revenues are currently concentrated in the three largest domestic airlines in China, China Southern Airlines, China Eastern Airlines and Air China. We derived 21.1% of our total revenues in 2007 from these three airlines. If any of these airlines lose market share and we are not able to add other airlines or increase the revenues generated from existing airlines in our network, our advertising clients may decide to spend less on our advertising network.

We expect these five airports and three airlines to continue to contribute a significant portion of our revenues in the foreseeable future. If there were a material business disruption in any of these airports or airlines, we would likely incur substantial losses of revenues.

We depend on third-party program producers to provide the non-advertising content that we include in our programs. Failure to obtain high-quality content on commercially reasonable terms could materially reduce the attractiveness of our network, harm our reputation and cause our revenues to decline.

The programs on the majority of our digital TV screens include a mix of advertising and non-advertising content. We do not produce or create any of the advertising or non-advertising content included in our programs. The advertisers provide us with the advertising content. All of the non-advertising content is provided by third-party content providers such as CCTV and various local television stations and television production companies. For example, we have obtained rights to include various news and entertainment content provided by CCTV on our network without charge on the condition that the “CCTV” logo is displayed throughout the duration of the CCTV-provided content. Some of the other third-party content providers also do not charge us for their content.

There is no assurance that we will be able to renew these contracts or obtain non-advertising content on satisfactory terms, or at all. In addition, some of the third-party content providers that currently do not charge us for their content may do so in the future. To make our programs more attractive, we must continue to secure contracts with these and other third-party content providers. If we fail to obtain a sufficient amount of high- quality content on a cost-effective basis, advertisers may find advertising on our network unattractive and may not wish to purchase advertising time slots on our network, which would materially and adversely affect our ability to generate revenues from our advertising time slots and cause our revenues to decline and our business and prospects to deteriorate.

If we are unable to attract advertisers to purchase advertising time on our network, we will be unable to maintain or increase our advertising fees, which could negatively affect our ability to grow our profits.

The fees we charge advertising clients and agencies for time slots on our network depend on the size and quality of our network and the demand by advertisers for advertising time on our network. We believe advertisers choose to advertise on our network in part based on the size of our network, the desirability of the locations where we have placed our digital TV screens and the attractiveness of our network content. If we fail to maintain or increase the number of our displays, solidify our brand name and reputation as a quality air travel digital media provider, or obtain high-quality non-advertising content at commercially reasonable prices, advertisers may be unwilling to purchase time on our network or to pay the levels of advertising fees we require to grow our profits.

When our current advertising network of digital TV screens reaches saturation in the major airports and airlines where we operate, we may be unable to offer additional time slots to satisfy all of our advertisers’ needs, which could hamper our ability to generate higher levels of revenues and profitability over time.

When our network of digital TV screens reaches saturation in any particular airport or airline, we may be unable to offer additional advertising time slots to satisfy all of our advertisers’ needs. We would need to increase our advertising rates for advertising in such airports or airlines in order to increase our revenues. However, advertisers may be unwilling to accept rate increases, which could hamper our ability to generate higher levels of revenues over time. In particular, the utilization rates of our advertising time slots in the five largest airports and on the three largest airlines are higher than those in other network airports or airlines and saturation of digital TV screens in these airports or airlines could have a material adverse effect on our growth prospects.

Our strategy of expanding our air travel media network by building new media platforms, such as digital frames or other more advanced displays, may not succeed, and our failure to do so could materially reduce the attractiveness of our network and harm our business, reputation and results of operations.

Our air travel media network has primarily consisted of standard digital TV screens. Our growth strategy includes broadening our service offerings by building new advertising media platforms to make our network more comprehensive and effective.

In particular, we are significantly expanding our digital frame platform by upgrading our light box displays to digital frames and installing new digital frames. As of March 15, 2008, we had 913 newly installed digital frames in 12 airports, 595 of which were in operation, and 314 digital frames upgraded from light box displays in 6 airports, 130 of which were in operation. We have begun placing clients’ advertisements on our digital frames at Terminal 2 of Beijing Capital International Airport since the beginning of December 2007 and our digital frames at Terminal 3 of Beijing Capital International Airport began displaying paid advertisements when Terminal 3 opened for testing at the end of February 2008. We intend to significantly increase the number of our digital frames in our network. We could incur significant costs in upgrading our light box displays to digital frame displays or in installing new digital frames.

The majority of our concession rights contracts containing exclusive concession rights only grant us exclusivity with respect to digital TV screens. By entering into and expanding these new media platforms, we may face competition from other companies that are already in these areas. We also have limited experience working in these areas. It is uncertain how these businesses will perform, and there is the risk that they may not succeed at all. Our failure to expand our air travel media network to introduce new platforms and into new areas could materially reduce the attractiveness of our network and harm our business, reputation and results of operations.

If advertising registration certificates are not obtained for our airport advertising operations where such registration certificates are deemed to be required, we may be subject to administrative sanctions, including the discontinuation of our advertisements at airports where the required advertising registration is not obtained.

On May 22, 2006, the State Administration for Industry and Commerce, or the SAIC, amended the Provisions on the Registration Administration of Outdoor Advertisements, or the new outdoor advertisement provisions. Pursuant to the new outdoor advertisement provisions, advertisements placed inside or outside of the “departure halls” of airports are treated as outdoor advertisements and must be registered in accordance with the local SAIC by “advertising distributors.” However, the terms “advertising distributors” and “departure halls” are not defined under the new outdoor advertisement provisions or other PRC laws and regulations.

To ensure that our airport operations comply with the applicable PRC laws and regulations, we are in the process of making inquiries with the local SAICs in the cities in which we have operations or intend to operate with respect to the application for an advertising registration certificate. However, the local SAICs with whom we consulted have expressed different views on whether the advertisements shown on our digital TV screens should be regarded as outdoor advertisements and how to register those advertisements. As of the date of this annual report, only Shanghai and Beijing SAIC has accepted our application and issued the outdoor advertising registration certificates. Some local SAICs need more time to consider the implementation of the new outdoor advertising provisions. Other SAICs do not require us to register our advertisements.

We intend to register with the relevant SAICs if we are required to do so, but we cannot assure you that we will obtain the registration certificate in compliance with the new outdoor advertisement provisions, or at all. If the requisite registration is not obtained, the relevant local SAICs may require us to forfeit our advertising income or may impose administrative fines on us. They may also require us to discontinue advertisements at airports where the requisite advertising registration is not obtained, which may result in a breach of one or more of our agreements with our advertising clients and materially and adversely affect our business and results of operations.

In addition, on April 22, 2008, Shanghai City Appearance & Environmental Sanitation Administration Bureau issued an Urgency Notice of Suspending the Approval of Outdoor Advertisements, or the Urgency Notice. Pursuant to the Urgency Notice, the approval of outdoor advertisements in Shanghai will be suspended from the issuance date of the Urgency Notice. The Urgency Notice did not specify the term of such suspension. Currently we have not received any official clarification on the aforesaid suspension and we are in the process of consulting with the relevant authority for further information. According to the applicable regulations, we file the outdoor advertising registration that is required for each placement of new outdoor advertisements with Shanghai SAIC and we have not received any notice from Shanghai SAIC that the approval of such registration will be suspended. However, we cannot assure you that the placement of our new outdoor advertisements in Shanghai will not be affected by the Urgency Notice. If our new outdoor advertisements to be placed in Shanghai are not approved by Shanghai SAIC, our business in Shanghai and our revenue will be adversely affected.

If we fail to obtain approvals for including non-advertising content in our programs, we may be unable to continue to include such non-advertising content in our programs, which may cause our revenues to decline and our business and prospects to deteriorate.

A majority of the digital TV screens in our network include programs that consist of both advertising content and non-advertising content. On December 6, 2007, the State Administration of Radio, Film or Television, or the SARFT, issued the Circular regarding Strengthening the Management of Public Audio-Video in Automobiles, Buildings and Other Public Areas, or the SARFT Circular. According to the SARFT Circular, displaying audio-video programs such as television news, films and television shows, sports, technology and entertainment through public audio-video systems located in automobiles, buildings, airports, bus or train stations, shops, banks and hospitals and other outdoor public systems must be approved by the SARFT.

The relevant authority in China has not promulgated any implementation rules on the procedure of applying for the requisite approval pursuant to the SARFT Circular. We intend to obtain such approval for our non-advertising content, but we cannot assure you that we will obtain such approval in compliance with this new SARFT Circular, or at all. If the requisite approval is not obtained, we will be required to eliminate non-advertising content from the programs included in our digital TV screens and advertisers may find our network less attractive and be unwilling to purchase advertising time slots on our network, which may cause our revenues to decline and our business and prospects to deteriorate.

Because we rely on third-party agencies to help source advertising clients, our failure to retain key third-party agencies or attract additional agencies on favorable terms could materially and adversely affect our revenue growth.

We engage third-party agencies to help source advertising clients from time to time. We do not have long-term or exclusive agreements with these agencies, including our key third-party agencies, and cannot assure you that we will continue to maintain favorable relationships with them. If we fail to retain key third-party agencies or attract additional agencies, we may not be able to retain existing advertising clients or attract new advertisers or advertising agency clients and our business and results of operations could be materially and adversely affected. Furthermore, the fees that we paid to these third-party agencies constituted a significant portion of our net revenues for the period from August 7, 2005 to December 31, 2005, and in 2006 and 2007—39.6%, 13.2% and 17.2%, respectively. It is important therefore for us to maintain favorable commercial terms with these third-party agencies.

We have been dependent on a limited number of customers for a significant portion of our revenues and this dependence may reoccur in the future, which would make us more vulnerable to the loss of major customers or delays in payments from these customers.

A small number of customers historically accounted for a significant portion of our revenues. Our top five customers collectively accounted for approximately 48.5%, 27.5% and 25.2% of our total revenues for the period from August 7, 2005 to December 31, 2005, and in 2006 and 2007, respectively. Our largest customers have changed from year to year primarily as a result of our limited operating history and rapid growth, broadened customer base and increased sales. No single advertising client accounted for more than 10% of our total revenues for the year ended December 31, 2006 and 2007 and we do not expect to be as dependent on a small number of customers in the future. Given our limited operating history and the rapid growth of our industry, we cannot assure you that we will not once again be dependent on a small number of customers in the future.

If we fail to sell our services to one or more of our major customers in any particular period, or if a large customer purchases less of our services, fails to purchase additional advertising time on our network or cancels some or all of its purchase orders, our revenues could decline and our operating results could be adversely affected. In addition, the dependence on a small number of customers could leave us more vulnerable to delays in payments from these customers. We are required under certain of our concession rights contracts to make prepayments. Although we do receive some prepayments from customers, there is typically a lag between the time of our prepayment of concession fees and the time that we receive payments from our customers. If one of our top customers is significantly delinquent with its payments, our financial conditions may be materially and adversely affected.

If we are unable to adapt to changing advertising trends and the technology needs of advertisers and consumers, we will not be able to compete effectively and we will be unable to increase or maintain our revenues which may materially and adversely affect our business prospects and revenues.

The market for air travel advertising requires us to continuously identify new advertising trends and the technological needs of both advertisers and consumers, which may require us to develop new formats, features and enhancements for our advertising network.

We must be able to quickly and cost-effectively expand into additional advertising media and platforms beyond digital TV screens if advertisers find these other media and platforms to be more attractive and cost- effective. In addition, as the advertising industry is highly competitive and fragmented with many advertising agencies exiting and emerging, we must closely monitor the trends in the advertising agency community. We must maintain strong relationships with leading advertising agencies to make certain that we are reaching the leading advertisers and are responsive to the needs of both the advertising agencies and the advertisers.

We currently play advertisements in our network airports and on our network airplanes primarily through closed-circuit television systems and video tapes, respectively. In the future, we may use other technologies, such as cable or broadband networking, advanced audio technologies and high-definition panel technology. We may be required to incur development and acquisition costs in order to keep pace with new technology needs but we may not have the financial resources necessary to fund and implement future technological innovations or to replace obsolete technology. Furthermore, we may fail to respond to these changing technology needs. For example, if the use of wireless or broadband networking capabilities on our advertising network becomes a commercially viable alternative, and we fail to implement such changes on our network or fail to do so in a timely manner, our competitors or future entrants into the market who take advantage of such initiatives could gain a competitive advantage over us.

If we cannot succeed in defining, developing and introducing new formats, features and technologies on a timely and cost-effective basis, advertising demand for our advertising network may decrease and we may not be able to compete effectively or attract advertising clients, which would have a material and adverse effect on our business prospects and revenues.

We face significant competition in the PRC advertising industry, and if we do not compete successfully against new and existing competitors, we may lose our market share, and our profitability may be adversely affected.

We face significant competition in the PRC advertising industry. We compete for advertising clients primarily on the basis of network size and coverage, location, price, the quality of our programs, the range of services that we offer and brand recognition. We compete for overall advertising spending with other alternative advertising media companies, such as Internet, street furniture, billboard and public transport advertising companies, and with traditional advertising media, such as newspapers, television, magazines and radio. We also compete for advertising dollars spent in the air travel advertising industry. While we have a large market share of the digital TV screens located in airports and airplanes, we compete, and will compete, with other media platforms of advertising, for which we do not have exclusivity, including billboards, light boxes and print media. In addition, we may also face competition from new entrants into air travel advertising in the future.

Significant competition could reduce our operating margins and profitability and result in a loss of market share. Some of our existing and potential competitors may have competitive advantages, such as significantly greater brand recognition, financial, marketing or other resources and may be able to mimic and adopt our business model. In addition, several of our competitors have significantly larger advertising networks than we do, which gives them an ability to reach a larger number of overall potential consumers and which makes them less susceptible to downturns in particular sectors, such as air travel. Moreover, significant competition will provide advertisers with a wider range of media and advertising service alternatives, which could lead to lower prices and decreased revenues, gross margins and profits. We cannot assure you that we will be able to successfully compete against new or existing competitors.

Our results of operations are subject to fluctuations in the demand for air travel, which is affected by, among other things, seasonality, general economic conditions, terrorist attacks, security measures and plane crashes, and a decrease in the demand for air travel may make it difficult for us to sell our advertising time slots.

Our results of operations are directly linked to the fortunes of the air travel industry. Demand for air travel fluctuates significantly from period to period, is subject to seasonality due to holiday travel and weather conditions, and is particularly susceptible to downturns in the economy. In addition, among other things, terrorist attacks, or the fear of such attacks, additional security measures, plane crashes and significant and persistent air travel delays could lead to a reduction in the growth of the air travel industry in China.

Business travel is one of the primary drivers of the air travel industry. In times of economic growth, as in recent years in China, air travel tends to increase. Conversely, in times of economic downturn, air travel tends to decrease significantly. In the event of an economic downturn, overall air passengers would likely decrease.

The terrorist attacks of September 11, 2001 in the U.S. involving commercial aircraft severely and adversely affected the air travel industry in the U.S. and throughout the world. Any future terrorist activity involving the air travel industry could have an equal or greater impact. There have been highly reported attempted acts of terrorism involving aircraft flying out of Heathrow Airport in London and JFK International Airport in New York. Additional terrorist attacks or fear of such attacks, even if not made directly on the air travel industry, may negatively affect the air travel industry and the demand for air travel.

Terrorist attacks have also resulted in significantly increased security costs and associated passenger inconvenience. Since September 11, 2001, the Transportation Security Administration in the U.S. has implemented numerous security measures that affect airport and airline operations and costs, the effects of which may ultimately affect the demand for air travel. Increasingly, China and other countries in Asia are adopting similarly stringent security measures that may lead some air travelers to consider other travel options, such as trains, cars and boats, as more convenient and less intrusive. In addition, these security measures have resulted in higher costs for airports and airlines, which may result in our having to incur higher concession fees.

In addition, an aircraft crash or other accident could create a public perception that air travel is not safe or reliable, which could result in air travelers being reluctant to fly. Significant aircraft delays due to capacity constraints, weather conditions or mechanical problems could also result in lower demand for air travel, especially for shorter domestic flights.

If the demand for air travel decreases for any of these or other reasons, advertisers may be reluctant to advertise on our network and we may be unable to fill our advertising time slots and charge premium prices.

A decrease in demand for our advertising services may materially and adversely affect our ability to generate revenues, our financial condition and results of operations.

Demand for our advertising services, and the resulting advertising spending by our clients, may fluctuate due to changes in general economic conditions and advertising spending typically decreases during periods of economic downturn.

Our clients may reduce the money they spend to advertise on our network for a number of reasons, including:

•	a general decline in economic conditions;

•	a general decline in the number of air travelers and flights;

•	a decline in economic conditions in the particular cities where our network airports are located;

•	a decision to shift advertising expenditures to other available advertising media; and

•	a decline in advertising spending in general.

A decrease in demand for advertising media in general and for our advertising services in particular would materially and adversely affect our ability to generate revenues from our advertising services, and our financial condition and results of operations.

If we fail to manage our growth effectively, we may not be able to take advantage of market opportunities, execute our expansion strategies or meet the demands of our advertising clients.

We have experienced a period of rapid growth and expansion that has placed, and continues to place, significant strain on our management personnel, systems and resources. We must continue to expand our operations to meet the demands of advertisers for a larger and more diverse network coverage. To accommodate our growth, we anticipate that we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems, all of which require substantial management efforts.

We will also need to continue to expand, train, manage and motivate our workforce as well as manage our relationships with airports, airlines and third-party non-advertising content providers. We must add sales and marketing offices and personnel to service relationships with new airports that we will aim to add as part of our network. As we add new digital TV screens and other media platforms, we will need to incur greater maintenance costs to maintain our equipment.

All of these endeavors will require substantial managerial efforts and skill, as well as the incurrence of additional expenditures. We cannot assure you that we will be able to manage our growth effectively, and we may not be able to take advantage of market opportunities, execute our expansion strategies or meet the demands of our advertising clients.

Future acquisitions may have an adverse effect on our ability to manage our business.

We may acquire businesses, technologies, services or products which are complementary to our core digital media network business. Future acquisitions may expose us to potential risks, including risks associated with:

•	the integration of new operations, services and personnel;

•	unforeseen or hidden liabilities;

•	the diversion of resources from our existing business and technology;

•	our potential inability to generate sufficient revenue to offset new costs;

•	the expenses of acquisitions; or

•	the potential loss of or harm to relationships with both employees and advertising clients resulting from our integration of new businesses.

Any of the potential risks listed above could have a material and adverse effect on our ability to manage our business, our revenues and net income.

We may need to raise additional debt funding or sell additional equity securities to make such acquisitions. The raising of additional debt funding by us, if required, would result in increased debt service obligations and could result in additional operating and financing covenants, or liens on our assets, that would restrict our operations. The sale of additional equity securities could result in additional dilution to our shareholders.

We incurred a net loss for the year ended December 31, 2007 and may incur losses in the future.

We incurred a net loss of US$5.1 million for the year ended December 31, 2007. We cannot assure you that we will not incur net losses in the future. We incur significant operating expenses prior to generating revenues. As a result, any decrease or delay in generating additional sales volume and revenues could materially and adversely affect our results of operations and could result in substantial losses.

We do not expect to sustain our recent rates of growth in revenue or the numbers of airlines, airports or digital TV screens in our network.

We have experienced significant growth in revenues and income since we began operations in August 2005. Our net revenues increased substantially from US$1.4 million for the period from August 7, 2005 to December 31, 2005 to US$17.9 million in 2006. Our growth was principally due to the fact that we were still in a start-up phase in 2005 and in the process of securing many of the airport and airline concession rights that allowed us to significantly grow our network in 2006. Our net revenues also increased substantially from US$17.9 million in 2006 to US$41.6 million in 2007. Our network is located in 39 airports and on nine airlines as of December 31, 2007, compared to 28 airports and nine airlines by the end of 2006. The number of digital TV screens operated by us in airports and on which we place our programs on airplanes increased from 1,184 and 11,201 as of December 31, 2005, respectively, to 2,041 and 17,417 as of December 31, 2007, respectively. We do not expect to achieve similar rates of growth in revenues or the number of airlines, airports or digital TV screens in our network in future periods.

Our quarterly and annual operating results are difficult to predict and may fluctuate significantly from period to period in the future.

Our quarterly and annual operating results are difficult to predict and may fluctuate significantly from period to period based on the seasonality of air travel, consumer spending and corresponding advertising trends in China. In addition, air travel and advertising spending in China generally tend to increase during the “golden” holiday weeks, such as the National Day week in October and the Chinese New Year holiday in January or February, and tend to decrease during the fourth quarter. Air travel and advertising spending in China is also affected by certain special events such as the Beijing Olympics in 2008 and related government measures. As a result, you may not be able to rely on period-to-period comparisons of our operating results as an indication of our future performance.

We may experience seasonality effects due to the seasonality of air travel and advertising spending in China. Other factors that may cause our operating results to fluctuate include a deterioration of economic conditions in China and potential changes to the regulation of the advertising industry in China, which are discussed elsewhere in this annual report. If our revenues for a particular quarter are lower than we expect, we may be unable to reduce our operating expenses for that quarter by a corresponding amount, which would harm our operating results for that quarter relative to our operating results from other quarters.

Our business depends substantially on the continuing efforts of our senior executives, and our business may be severely disrupted if we lose their services.

Our future success heavily depends upon the continued services of our senior executives and other key employees. In particular, we rely on the expertise and experience of our chief executive officer, Herman Man Guo, our president, Xiaoya Zhang, our chief operating officer, James Zhonghua Feng, our chief financial officer, Conor Chiahung Yang, our chief strategy officer, James Hualiang Chen, our Executive President, Ken

Zijiang Zeng, our vice president in charge of operations, Jacky Jian Li, and our vice president in charge of sales, Allen Shizhong Yuan. We rely on their industry expertise, their experience in our business operations and sales and marketing, and their working relationships with our employees, our other major shareholders, our advertising clients, airports and airlines, and relevant government authorities.

If one or more of our senior executives were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all. If any of our senior executives joins a competitor or forms a competing company, we may lose clients, suppliers, key professionals and staff members. Each of our executive officers has entered into an employment agreement with us, which contains non-competition provisions. However, if any dispute arises between our executive officers and us, we cannot assure you the extent to which any of these agreements could be enforced in China, where these executive officers reside, in light of the uncertainties with China’s legal system. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could limit the legal protections available to us or result in substantial costs and the diversion of resources and management attention.”

Our independent registered public accounting firm has identified significant deficiencies and other control deficiency in our internal control over financial reporting. If we fail to remediate these control deficiencies and fail to achieve and maintain effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act, we could suffer a loss of investor confidence in the reliability of our financial statements.

We are subject to reporting obligations under the U.S. securities law. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which must also contain management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must attest to the effectiveness of the company’s internal control over financial reporting. These requirements will first apply to our annual report on Form 20-F for the fiscal year ending December 31, 2008. We cannot assure you that our management will be able to conclude that our internal control over our financial reporting is effective at that time. Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

Prior to our initial public offering in November 2007, we were a private company with limited accounting personnel with U.S. GAAP experience and other resources with which to adequately address our internal control over our financial closing and reporting process and other procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audit of our consolidated financial statements for the year ended December 31, 2007, our independent registered public accounting firm noted a number of control deficiencies in our internal control over financial reporting, including certain significant deficiencies. We have agreed with these findings. It is important to note that we and our independent registered public accounting firm did not undertake a comprehensive assessment of our internal controls for purposes of identifying and reporting significant deficiencies in our internal control over financial reporting.

We have undertaken certain remedial steps to address them, including hiring additional accounting staff, training our new and existing accounting staff, and hiring a third-party consultant to assist us in improving our internal control procedures. We are also setting up an internal control process to timely assess new releases of U.S. GAAP and SEC regulations and have purchased a U.S. GAAP database to ensure that we have timely knowledge of any new update to U.S. GAAP and SEC regulations and that we have a complete database to conduct research for the emerging accounting matters. We are also preparing the internal accounting policies manual, which in practice has been complied with by our accounting staff. However, the implementation of these measures may not fully address the control deficiencies in our internal control over financial reporting, and we cannot yet conclude that they have been fully remedied. We plan to continue to address and remediate the control deficiencies in our internal control over financial reporting in time to meet the deadline for compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. If, however, we fail to timely achieve and maintain the adequacy of our internal control, we may not be able to conclude that we have effective internal control over financial reporting.

Moreover, effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act is necessary for us to produce reliable financial reports and is important to prevent fraud. As a result, our failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs, result in lawsuits being filed against us by our shareholders or otherwise harm our reputation.

We may need additional capital, which, if obtained, could result in dilution or significant debt service obligations. We may not be able to obtain additional capital on commercially reasonable terms, which could adversely affect our liquidity and financial position.

We may require additional cash resources due to changed business conditions or other future developments. If our current sources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of convertible debt securities or additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations and liquidity.

In addition, our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

•	investors’ perception of, and demand for, securities of alternative advertising media companies;

•	conditions of the U.S. and other capital markets in which we may seek to raise funds;

•	our future results of operations, financial condition and cash flows;

•	PRC governmental regulation of foreign investment in advertising services companies in China;

•	economic, political and other conditions in China; and

•	PRC governmental policies relating to foreign currency borrowings.

We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. Any failure to raise additional funds on favorable terms could have a material adverse effect on our liquidity and financial condition.

We may be subject to, and may expend significant resources in defending against government actions and civil suits based on the content we provide through our air travel digital media network.

Civil claims may be filed against us for fraud, defamation, subversion, negligence, copyright or trademark infringement or other violations due to the nature and content of the information displayed on our network. If consumers find the content displayed on our network to be offensive, airports or airlines may seek to hold us responsible for any consumer claims or may terminate their relationships with us. Offensive and objectionable content and legal standards for defamation and fraud in China are less defined than in other more developed countries and we may not be able to properly screen out unlawful content.

In addition, if the security of our content management system is breached and unauthorized images, text or audio sounds are displayed on our network, viewers or the PRC government may find these images, text or audio sounds to be offensive, which may subject us to civil liability or government censure despite our efforts to ensure the security of our content management system. Any such event may also damage our reputation. If our advertising viewers do not believe our content is reliable or accurate, our business model may become less appealing to viewers in China and our advertising clients may be less willing to place advertisements on our network.

We may be subject to intellectual property infringement claims, which may force us to incur substantial legal expenses and, if determined adversely against us, may materially disrupt our business.

There is no assurance that our displays or other aspects of our business do not or will not infringe upon patents, copyrights or other intellectual property rights held by third parties. Although we are not aware of any such claims, we may become subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. If we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives. In addition, we may incur substantial expenses and diversion of management time in defending against these third-party infringement claims, regardless of their merit. Successful infringement or licensing claims against us may result in substantial monetary liabilities, which may materially and adversely disrupt our business.

We have limited insurance coverage in China, and any business disruption or litigation we experience might result in our incurring substantial costs and the diversion of resources.

The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business insurance products and do not, to our knowledge, offer business liability insurance. While business disruption insurance is available to a limited extent in China, we have determined that the risks of disruption, cost of such insurance and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. As a result, except for fire insurance and our liability insurance for directors and officers, we do not have any business liability, disruption or litigation insurance coverage for our operations in China. Any business disruption or litigation may result in our incurring substantial costs and the diversion of resources.

We face risks related to health epidemics, which could materially and adversely affect air travel and result in reduced demand for our advertising services or disrupt our operations.

Our business could be materially and adversely affected by the effect of a health epidemic or outbreak on the economic and business climate. Any prolonged recurrence of avian flu, SARS, or another epidemic or outbreak in China may have a material adverse effect on demand for air travel in China. For example, the SARS outbreak in 2003 and 2004 alarmed air travelers around both the region and the world raising issues pertaining to health and travel. During this time period, the SARS outbreak significantly deterred air travel and had a material and adverse effect on the air travel industry. From 2005 to 2007, there have also been reports on the occurrence of avian flu in various parts of China, including a few confirmed human cases and deaths.

A new outbreak of SARS or increased outbreaks of avian flu may result in health or other government authorities requiring the closure of our offices or other businesses, including airports and airline operations which comprise the primary locations where we provide our advertising services. A health epidemic could result in a significant drop in demand for air travel and ultimately our advertising services, severely disrupt our business operations and adversely affect our financial condition and results of operations.

The new PRC tax law could increase the enterprise income tax rate applicable to Shenzhen AM and AM Technology, which would have a material adverse effect on our result of operations.

Under the PRC tax laws effective prior to January 1, 2008, companies established in China were generally subject to a state and local enterprise income tax, or EIT, at statutory rates of 30% and 3%, respectively. In addition, an enterprise qualified as a “high and new technology enterprise” and located in a “national high-tech development zone” was entitled to a preferential EIT rate of 15% and an exemption from the EIT for two years commencing with its first profitable year, and a 50% reduction of its applicable EIT rate for the succeeding three years. In addition, an enterprise qualified as a “high and new technology enterprise” located in the Beijing New Technology Industry Development Zone was entitled to a preferential EIT rate of 15% and will enjoy an exemption from the EIT for the first three years of its establishment and a 50% reduction of the EIT for the succeeding three years. The qualification of “high and new technology enterprise” is subject to an annual or biennial evaluation by the relevant government authority in China.

Under the prior PRC tax laws, AirMedia Technology (Beijing) Co., Ltd., or AM Technology, which is registered and operates in the Beijing New Technology Industry Development Zone, qualified as a “ high and new technology enterprise” located in a high-tech zone in Beijing and, therefore, was entitled to a three-year exemption from EIT from year 2006 to 2008, a preferential tax rate of 7.5% from year 2009 to 2011, and a preferential tax rate of 15% thereafter as long as it continues to qualify as a “new or high-technology enterprise”. Under the prior PRC tax laws, Beijing Shengshi Lianhe Advertising Co., Ltd, or Shengshi Lianhe, AirTV United Media & Culture Co., Ltd., or AirTV United, Beijing AirMedia Film & TV Culture Co., Ltd., or AM Film and Beijing AirMedia UC Advertising Co., Ltd., or AirMedia UC, were subject to 33% income tax rate and Beijing AirMedia Advertising Co., Ltd., or AM Advertising, was subject to zero percent income tax in 2006 and 2007 pursuant to a tax incentive policy granted by the local tax authority in Beijing. Shenzhen AirMedia Information Technology Co., Ltd., or Shenzhen AM, qualified as a “new or high-technology enterprise” located in Shenzhen and, therefore, was entitled to a preferential tax rate of 15% in 2007.

The Enterprise Income Tax Law enacted by the National People’s Congress of China, or the new PRC tax law, became effective on January 1, 2008. Under the new PRC tax law, foreign-invested enterprises, or FIEs, and domestic companies are subject to EIT at a uniform rate of 25%. In addition, certain enterprises may still benefit from a preferential tax rate of 15% under the new PRC tax law if they qualify as “high and new technology enterprises supported by the State”. According to the Implementation Regulations of the Enterprise Income Tax Law which took effect on January 1, 2008, the “high and new technology enterprises strongly supported by the State” shall refer to an enterprise that owns the core proprietary intellectual property rights and fulfills all of the conditions stipulated therein. However, no verification and administrative measures relating to “high and new technology enterprises strongly supported by the State” have been issued by the relevant government authorities under the State Council. We cannot assure you that any of our subsidiaries or variable interest entities will be qualified as “high and new technology enterprises strongly supported by the State” under the new PRC tax law and entitled to the preferential tax rate of 15%.

On December 26, 2007, the State Council issued the Notice of the State Council Concerning Implementation of Transitional Rules for Enterprise Income Tax Incentives, or Circular 39. Based on Circular 39, certain enterprises established before March 16, 2007 that were eligible for preferential tax treatments according to then effective tax laws and regulations are eligible for a gradual rate increase to 25% over the 5-year period beginning from January 1, 2008. Specifically, the applicable rates under such an arrangement for such enterprises that enjoyed the 15% tax rate prior to the effectiveness of the new PRC tax law will be 18% in 2008, 20% in 2009, 22% in 2010, 24% in 2011 and 25% in 2012, respectively. According to the Notice on Prepayment of EIT issued by the State Administration of Taxation on January 30, 2008, the gradually increased EIT rate during the transition period may not be applicable to the high and new technology enterprises. The high and new technology enterprises will be subject to EIT at 25% since 2008 if the high and new technology enterprises certified under the previous tax regulations cannot qualify as high and new technology enterprises under the new EIT law and regulations.

Under the new PRC tax laws, Shengshi Lianhe, AirTV United, AM Film, AirMedia UC and AM Advertising are all currently subject to EIT on the taxable income at the rate of 25%. Shenzhen AM will continue to benefit from a preferential tax rate of 15%, subject to any other applicable regulations, if Shenzhen AM qualifies as a “high and new technology enterprise strongly supported by the State” under the new PRC tax law. Otherwise, Shenzhen AM would be subject to EIT on the taxable income at the gradual rate. If AM Technology qualifies as a “high and new technology enterprise strongly supported by the State” under the new PRC tax law, it will continue to be subject to the applicable EIT tax rate of 15%, subject to any other applicable regulations. Otherwise, if AM Technology is not eligible for the gradual rate increase, it would be subject to a 25% uniform EIT rate. Because further detailed regulations and administrative measures for the assessment of the “high and new technology enterprises supported by the State” or the eligibility for the gradual tax increase have not been promulgated, it is unclear whether or not Shenzhen AM or AM Technology will qualify as a “high and new technology enterprises supported by the State” and be subject to the preferential tax rate or be eligible for the gradual tax increase. An increase in Shenzhen AM and AM Technology’s EIT rate pursuant to the new PRC tax law may have a material adverse effect on our results of operations.

Dividends payable to us by our wholly-owned operating subsidiaries may be subject to PRC withholding taxes, or we may be subject to PRC taxation on our worldwide income and dividends distributed to our investors may be subject to PRC withholding taxes under the new PRC tax law.

Under the PRC tax laws effective prior to January 1, 2008, dividends paid to foreign investors by foreign-invested enterprises, such as dividends paid to us by our PRC subsidiaries, were exempt from PRC withholding tax. In 2007, the PRC government promulgated the new PRC tax law and the relevant implementation rules, which became effective on January 1, 2008. Under the new PRC tax law and its implementation rules, all domestic and foreign-invested companies would be subject to a uniform EIT at the rate of 25%, and dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign investors who are non-resident enterprises will be subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The British Virgin Islands, where our wholly-owned subsidiary and the 100% shareholder of Shenzhen AM is incorporated, does not have such a tax treaty with China. AirMedia (China) Limited, the 100% shareholder of AM Technology, is incorporated in Hong Kong. According to the Mainland and Hong Kong Special Administrative Region Arrangement on Avoiding Double Taxation or Evasion of Taxation on Income agreed between China and Hong Kong in August 2006, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise). Notwithstanding the foregoing provision, according to the implementation rules of the new PRC tax law, the qualified dividend and profit distribution from equity investment between resident enterprises shall refer to investment income derived by a resident enterprise from the direct investment in other resident enterprises with exception to the investment income from circulating stocks issued publicly by resident enterprises and traded on stock exchanges where the holding period is less than 12 months. The new PRC tax law provides, however, dividends distributed between qualified resident enterprises will be exempted. As the term “resident enterprises” needs further clarification and explanation, we cannot assure you that the dividends distributed by Shenzhen AM and AM Technology to their direct shareholders would be regarded as dividends distributed between qualified resident enterprises, and be exempted from the EIT.

However, under the new PRC tax law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore be subject to the PRC EIT at the rate of 25% on their worldwide income. Under the implementation rules of the new PRC tax law, “de facto management bodies” is defined as the bodies that have material and overall management and control over the business, personnel, accounts and properties of the enterprise. It remains unclear how the PRC tax authorities will interpret such a broad definition. If we were considered a PRC resident enterprise, we would be subject to the PRC enterprise income tax at the rate of 25% on our worldwide income; dividend income we receive from the PRC subsidiaries, however, would be exempt from PRC tax since such income is exempted under the new PRC Tax Law to a PRC resident recipient.

With the newly imposed 10% PRC dividend withholding tax, we will incur an incremental PRC tax cost when PRC profits are distributed to ultimate shareholders. In addition, if we are determined to be a PRC resident enterprise under the new PRC tax system and receive income other than dividends, our profitability and cash flow would be adversely impacted due to our worldwide income being taxed in China under the new PRC tax law.

Moreover, under the new PRC tax law, foreign ADS holders may be subject to a 10% withholding tax upon dividends payable by us and gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is sourced from within the PRC. Although our company is incorporated in the Cayman Islands, it remains unclear whether the dividends payable by us or the gains our foreign ADS holders may realize will be regarded as income from sources within the PRC if we are classified as a PRC resident enterprise. Any such tax on our dividend payments will reduce the returns of your investment

We incur increased costs as a result of being a public company.

As a public company, we incur a significantly higher level of legal, accounting and other expenses than we did as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq, have required changes in the corporate governance practices of public companies.

As a result of being a public company, we have established additional board committees and have adopted and implemented additional policies regarding internal controls over financial reporting and disclosure controls and procedures. In particular, compliance with Section 404 of the Sarbanes-Oxley Act, which requires public companies to include a report of management on the effectiveness of their internal control over financial reporting, increases our costs. In addition, we incur costs associated with public company reporting requirements, such as the requirements to file an annual report and other event-related reports with the SEC.

Risks Related to Regulation of Our Business and to Our Structure

Compliance with PRC advertising laws and regulations may be difficult and could be costly, and failure to comply could subject us to government sanctions.

PRC advertising laws and regulations require advertisers, advertising operators and advertising distributors, including businesses such as ours, to ensure that the content of the advertisements they prepare or distribute are fair and accurate and are in full compliance with applicable law. Violation of these laws or regulations may result in penalties, including fines, confiscation of advertising fees, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, the PRC government may revoke a violator’s license for advertising business operations.

As an air travel advertising service provider, we are obligated under PRC laws and regulations to monitor the advertising content that is shown on our network for compliance with applicable law. In general, the advertisements shown on our network have previously been broadcast over public television networks and have been subjected to internal review and verification of such networks. We are still required to independently review and verify these advertisements for content compliance before displaying the advertisements. In addition, if a special government review is required for certain product advertisements before they are shown to the public, we are obligated to confirm that such review has been performed and approval has been obtained. In addition, for advertising content related to certain types of products and services, such as food products, alcohol, cosmetics, pharmaceuticals and medical procedures, we are required to confirm that the advertisers have obtained requisite government approvals including the advertising client’s operating qualifications, proof of quality inspection of the advertised products, government pre-approval of the contents of the advertisement and filing with the local authorities.

We endeavor to comply with such requirements, including by requesting relevant documents from the advertisers. However, we cannot assure you that each advertisement that an advertiser or advertising agency client provides to us and which we include in our network programs is in compliance with relevant PRC advertising laws and regulations or that the supporting documentation and government approvals provided to us by our advertising clients in connection with certain advertising content are complete. Although we employ qualified advertising inspectors who are trained to review advertising content for compliance with relevant PRC laws and regulations, the content standards in the PRC are less certain and less clear than in those in more developed countries such as the U.S. and we cannot assure you that we will be able to properly review the content to comply with the standards imposed on us with certainty.

If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with PRC governmental restrictions on foreign investment in the advertising industry and in the operating of non-advertising content, we could be subject to severe penalties.

Substantially all of our operations are conducted through our contractual arrangements with our consolidated variable interest entities in China, AM Advertising, Shengshi Lianhe and AirMedia UC. Though PRC regulations currently permit 100% foreign ownership of companies that provide advertising services, any foreign entities that invest in the advertising services industry are required to have at least three years of direct operations in the advertising industry outside of China. In addition, PRC regulations currently prohibit foreign investment in the production and operation of any non-advertising content. We do not currently directly operate an advertising business outside of China and thus cannot qualify under PRC regulations until three years after we commence any such operations outside of China or until we acquire a company that has directly operated an advertising business outside of China for the required period of time. Accordingly, our two subsidiaries, Shenzhen AM and AM Technology are currently ineligible to apply for the required licenses for providing advertising services in China.

Our advertising business is primarily provided through our contractual arrangements with our three consolidated variable interest entities in China. AM Advertising is owned by Shengshi Lianhe and four PRC citizens: Herman Man Guo, Qing Xu, Xiaoya Zhang and Zhenyu Wang, who holds the equity on behalf of CDH China Growth Capital Management Company Limited, or CDH. Shengshi Lianhe is owned by four PRC citizens: Herman Man Guo, Qing Xu, Xiaoya Zhang and

Zhenyu Wang, who holds the equity on behalf of CDH. AirMedia UC is owned by three PRC citizens: Herman Man Guo, Qing Xu and Zhenyu Wang, who holds the equity on behalf of CDH. Our variable interest entities are the major companies through which we provide advertising services in China. They directly operate our advertising network, enter into concession rights contracts and sell advertising time slots to our clients. We have been and are expected to continue to depend on our variable interest entities to operate our advertising business. We have entered into contractual arrangements with our variable interest entities, pursuant to which we, through AM Technology, provide technical support and consulting services to our variable interest entities. In addition, we have entered into agreements with our variable interest entities and each of their shareholders, which provide us with the substantial ability to control our variable interest entities. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

Under the equity pledge agreements, the shareholders of our variable interest entities respectively pledged their equity interests in our variable interest entities to AM Technology. This pledge was duly created by recording the pledge on AM Technology’s register of shareholders in accordance with the PRC Security Law, which governed the validity of such pledge prior to the effectiveness of the PRC Property Rights Law.

According to the PRC Property Rights Law, however, effective as of October 1, 2007, such pledge will be effective upon registration with the relevant administration for industry and commerce. AM Technology applied for such registration, but the application was not accepted due to the lack of a clear registration procedure. AM Technology will continue to make efforts to register such pledge when the administration for industry and commerce implements registration procedures in accordance with the PRC Property Rights Law in the future. We cannot assure you whether or when AM Technology can complete such registration procedure. Before the duly completion of such registration procedure, we cannot assure you that the effectiveness of such pledge can be recognized in PRC courts if disputes arises on certain pledged equity interest or that AM Technology’s interests as pledgee will prevail over those of third parties.

If we or any of our variable interest entities are found to be in violation of any existing or future PRC laws or regulations or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, including the SAIC, which regulates advertising companies, and the SARFT, would have broad discretion in dealing with such violations, including:

•	revoking the business and operating licenses of our PRC subsidiaries and affiliates;

•	discontinuing or restricting our PRC subsidiaries’ and affiliates’ operations;

•	imposing conditions or requirements with which we or our PRC subsidiaries and affiliates may not be able to comply; or

•	requiring us or our PRC subsidiaries and affiliates to restructure the relevant ownership structure or operations.

The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business.

We rely on contractual arrangements with AM Advertising, Shengshi Lianhe and AirMedia UC and shareholders for a substantial portion of our China operations, which may not be as effective as direct ownership in providing operational control.

We rely on contractual arrangements with AM Advertising, Shengshi Lianhe and AirMedia UC to operate our advertising business. For a description of these contractual arrangements, see “Item 4 Information on the Company—C. Organizational Structure” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our variable interest entities. Under the current contractual arrangements, as a legal matter, if our variable interest entities or their shareholders fail to perform their respective obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements, and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective.

Many of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through either arbitration or litigation in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements, which may make it difficult to exert effective control over our variable interest entities, and our ability to conduct our business may be negatively affected.

Contractual arrangements we have entered into among our subsidiaries and variable interest entities may be subject to scrutiny by the PRC tax authorities and a finding that we owe additional taxes or are ineligible for our preferential tax treatment, or both, could substantially increase our taxes owed, and reduce our net income and the value of your investment.

Under PRC law, arrangements and transactions among related parties may be audited or challenged by the PRC tax authorities. If any of the transactions we have entered into among AM Technology and our variable interest entities are found not to be on an arm’s-length basis, or to result in an unreasonable reduction in tax under PRC law, the PRC tax authorities have the authority to disallow our tax savings, adjust the profits and losses of our respective PRC entities and assess late payment interest and penalties. A finding by the PRC tax authorities that we are ineligible for the tax savings we achieved for the period from August 7, 2005, the date we commenced operations, to December 31, 2005 or in 2006 and 2007, or that Shenzhen AM, AM Technology, AM Advertising and its subsidiaries, Shengshi Lianhe or AirMedia UC are ineligible for their preferential tax treatment, would substantially increase our taxes owed and reduce our net income and the value of your investment. As a result of this risk, you should evaluate our results of operations and financial condition without regard to these tax savings.

We may rely principally on dividends and other distributions on equity paid by our wholly-owned operating subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our operating subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we may rely principally on dividends and other distributions on equity paid by Shenzhen AM and AM Technology for our cash requirements, including the funds necessary to service any debt we may incur. If Shenzhen AM or AM Technology incur debt on its own behalf in the future, the instruments governing the debt may restrict Shenzhen AM or AM Technology’s ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements AM Technology currently has in place with our variable interest entities in a manner that would materially and adversely affect AM Technology’s ability to pay dividends and other distributions to us.

Furthermore, relevant PRC laws and regulations permit payments of dividends by Shenzhen AM and AM Technology only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. Under PRC laws and regulations, Shenzhen AM and AM Technology are also required to set aside a portion of net income each year to fund certain reserve funds. These reserves are not distributable as cash dividends. In addition, subject to certain cumulative limits, the statutory general reserve fund requires annual appropriations of 10% of after-tax income to be set aside prior to payment of dividends. As a result of these PRC laws and regulations, our PRC subsidiaries and our PRC variable interest entities are restricted in their ability to transfer a portion of their net assets to us whether in the form of dividends, loans or advances.

Although neither Shenzhen AM nor AM Technology has declared or paid any dividends, nor does either of them have any present plan to pay any cash dividends to us in the foreseeable future, any limitation on the ability of Shenzhen AM or AM Technology to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, or otherwise fund and conduct our business.

Changes in laws and regulations governing air travel advertising or otherwise affecting our business in China may result in substantial costs and diversion of resources and may materially and adversely affect our business prospects and results of operations.

There are no existing PRC laws or regulations that specifically define or regulate air travel advertising. It has been reported that the relevant PRC government authorities are currently considering adopting new regulations governing air travel television advertising. We cannot predict the timing and effects of such new regulations. Changes in laws and regulations governing the content of air travel advertising, our business licenses or otherwise affecting our business in China may result in substantial costs and diversion of resources and may materially and adversely affect our business prospects and results of operations.

Risks Related to Doing Business in China

Adverse changes in the political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our services and have a material adverse effect on our competitive position.

Substantially all of our assets are located in China and substantially all of our revenues are derived from our operations in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments of China. The Chinese economy differs from the economies of most developed countries in many respects, including:

•	the amount of government involvement;

•	the level of development;

•	the growth rate;

•	the control of foreign exchange; and

•	the allocation of resources.

While the Chinese economy has experienced significant growth in the past 25 years, growth has been uneven both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may also have a negative effect on us. We cannot predict the future direction of political or economic reforms or the effects such measures may have on our business, financial position or results of operations. Any adverse change in the political or economic conditions in China, including changes in the policies of the PRC government or in laws and regulations in China, could have a material adverse effect on the overall economic growth of China and in the air travel advertising industry. Such developments could have a material adverse effect on our business, lead to a reduction in demand for our services and materially and adversely affect our competitive position.

Uncertainties with respect to the PRC legal system could limit the legal protections available to us or result in substantial costs and the diversion of resources and management attention.

We conduct our business primarily through Shenzhen AM and AM Technology, which are subject to PRC laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly-foreign owned companies. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and the enforcement of these laws, regulations and rules involve uncertainties, which may limit the legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and the diversion of resources and management attention.

Fluctuations in exchange rates may have a material adverse effect on your investment.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an average appreciation of approximately 18.5% of the RMB against the U.S. dollar between July 21, 2005 and April 29, 2008. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar.

The reporting and functional currency of our Cayman Islands parent company is the U.S. dollar. However, substantially all of the revenues and expenses of our consolidated operating subsidiaries and affiliate entities are denominated in RMB. Substantially all of our sales contracts were denominated in RMB and substantially all of our costs and expenses is denominated in RMB. In addition, appreciation or depreciation in the value of the RMB relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue which will be exchanged into U.S. dollars and earnings from and the value of any U.S. dollar-denominated investments we make in the future.

Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited so that we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Restrictions on currency exchange may limit our ability to receive and use our revenues or financing effectively.

Substantially all of our revenues and expenses are denominated in RMB. If our RMB-denominated revenues increase or RMB-denominated expenses decrease in the future, we may need to convert a portion of our revenues into other currencies to meet our foreign currency obligations, including, among others, payments of dividends declared, if any, in respect of our ordinary shares or ADSs. Under China’s existing foreign exchange regulations, Shenzhen AM and AM Technology are able to pay dividends in foreign currencies, without prior approval from State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, we cannot assure you that the PRC government will not take measures in the future to restrict access to foreign currencies for current account transactions.

Foreign exchange transactions by our subsidiary and variable interest entities in China under capital accounts continue to be subject to significant foreign exchange controls and require the approval of, or registration with, PRC governmental authorities. In particular, if we or other foreign lenders make foreign currency loans to our subsidiaries or variable interest entities in China, these loans must be registered with the SAFE, and if we finance them by means of additional capital contributions, these capital contributions must be approved or registered by certain government authorities including the SAFE, the Ministry of Commerce or their local counterparts. These limitations could affect the ability of these entities to obtain foreign exchange through debt or equity financing, and could affect our business and financial condition.

Recent PRC regulations relating to the establishment of offshore special purpose companies by PRC residents and registration requirements for employee stock ownership plans or share option plans may subject our PRC resident beneficial owners or the plan participants to personal liability, limit our ability to inject capital into our PRC subsidiaries, limit our subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

SAFE recently promulgated regulations that require PRC residents and PRC corporate entities to register with local branches of SAFE in connection with their direct or indirect offshore investment activities. These regulations apply to our shareholders who are PRC residents and may apply to any offshore acquisitions that we make in the future.

Under the SAFE regulations, PRC residents who make, or have previously made, direct or indirect investments in offshore companies, will be required to register those investments. In addition, any PRC resident who is a direct or indirect shareholder of an offshore company is required to file or update the registration with the local branch of SAFE, with respect to that offshore company, any material change involving its round-trip investment, capital variation, such as an increase or decrease in capital, transfer or swap of shares, merger, division, long-term equity or debt investment or creation of any security interest. Moreover, the PRC subsidiaries of that offshore company are required to urge the PRC resident shareholders to update their SAFE registration with the local branch of SAFE when such updates are required under applicable SAFE regulations. If any PRC shareholder fails to make the required SAFE registration or file or update the registration, the PRC subsidiaries of that offshore parent company may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation, to their offshore parent company, and the offshore parent company may also be prohibited from injecting additional capital into their PRC subsidiaries. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions, such as restrictions on distributing dividend to our offshore entities or pecuniary measures against us.

We cannot provide any assurances that all of our shareholders who are PRC residents will make or obtain any applicable registrations or approvals required by these SAFE regulations. The failure or inability of our PRC resident shareholders to comply with the registration procedures set forth therein may subject us to fines and legal sanctions, restrict our cross-border investment activities, or limit our PRC subsidiaries’ ability to distribute dividends or obtain foreign-exchange-dominated loans to our company.

As it is uncertain how the SAFE regulations will be interpreted or implemented, we cannot predict how these regulations will affect our business operations or future strategy. For example, we may be subject to more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our results of operations and financial condition. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the SAFE regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

In December 2006, the People’s Bank of China promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, or the PBOC Regulation, setting forth the respective requirements for foreign exchange transactions by PRC individuals under either the current account or the capital account. In January 2007, SAFE issued implementing rules for the PBOC Regulation, which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen’s participation in the employee stock ownership plans or stock option plans of an overseas publicly-listed company. On March 28, 2007, SAFE promulgated the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas-Listed Company, or the Stock Option Rule. Under the Stock Option Rule, PRC citizens who are granted stock options by an overseas publicly-listed company are required, through a PRC agent or PRC subsidiary of such overseas publicly-listed company, to register with SAFE and complete certain other procedures. We and our PRC employees who have been granted stock options will be subject to the Stock Option Rule when our company becomes an overseas publicly-listed company. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and legal sanctions. See “Item 4. Information on the Company—B. Business Overview—Regulation—SAFE Regulations on Offshore Investment by PRC Residents and Employee Stock Options.”

Risks Related to Our ADSs

The market price for our ADSs has been volatile.

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. During the year of 2007, the trading prices of our ADSs on the Nasdaq ranged from US$15.60 to US$25.15 per ADS and the closing sale price on April 29, 2008 was US$19.96 per ADS. The price of our ADSs may fluctuate in response to a number of events and factors including the following:

•	regulatory developments in our target markets affecting us, our customers or our competitors;

•	announcements of studies and reports relating to the circulation, ratings, audience, quality or effectiveness of our services or those of our competitors;

•	changes in the economic performance or market valuations of other advertising companies;

•	actual or anticipated fluctuations in our quarterly operating results and changes or revisions of our expected results;

•	changes in financial estimates by securities research analysts;

•	conditions in the air travel digital media industry;

•	announcements by us or our competitors of new services, acquisitions, strategic relationships, joint ventures or capital commitments;

•	addition or departure of our senior management;

•	fluctuations of exchange rates between the RMB and the U.S. dollar;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs; and

•	sales or perceived potential sales of additional ordinary shares or ADSs.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Additional sales of our ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. In addition, certain holders of our ordinary shares have the right to cause us to register the sale of a certain number of our shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market could cause the price of our ADSs to decline.

You may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.

Except as described in this annual report and in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attaching to the shares evidenced by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings and you may not receive cash dividends if it is impractical to make them available to you.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary bank will not make rights available to you unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties.

In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law, conduct a substantial portion of our operations in China and the majority of our directors and officers reside outside the United States.

We are incorporated in the Cayman Islands, and conduct a substantial portion of our operations in China through Shenzhen AM and AM Technology. A majority of our directors and officers reside outside the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and by the Companies Law (2007 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against us and our directors, actions by minority shareholders and the fiduciary responsibilities of our directors are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which provides persuasive, but not binding, authority. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts.

As a result, our public shareholders may have more difficulty in protecting their interests through actions against us, our management, our directors or our major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Our memorandum and articles of association contain anti-takeover provisions that could adversely affect the rights of holders of our ordinary shares and ADSs.

We have included certain provisions in our memorandum and articles of association that could limit the ability of others to acquire control of our company, and deprive our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

We have included the following provisions in our articles that may have the effect of delaying or preventing a change of control of our company:

•	Our board directors has the authority to establish from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series, including the designation of the series, the number of shares of the series, the dividend rights, dividend rates, conversion rights, voting rights, and the rights and terms of redemption and liquidation preferences.

•

Our board of directors may issue a series of preferred shares without action by our shareholders to the extent of available authorized but unissued preferred shares. Accordingly, the issuance of preferred shares may adversely affect the rights of the holders of the ordinary shares. Issuance of preference shares may dilute the voting power of holders of ordinary shares.

•

Subject to applicable regulatory requirements, our board of directors may issue additional ordinary shares or rights to acquire ordinary shares without action by our shareholders to the extent of available authorized but unissued shares.

Our corporate actions are substantially controlled by our principal shareholder who could exert significant influence over important corporate matters, which may reduce the price of our ADSs and deprive you of an opportunity to receive a premium for your shares.

As of April 15, 2008, our principal shareholder, Herman Man Guo, beneficially owned approximately 41.1% of our outstanding ordinary shares. In addition, as of April 15, 2008, Global Gateway Investments Limited, a wholly-owned subsidiary of CDH, beneficially owned approximately 19.6% of our outstanding ordinary shares. These shareholders, if acting together, could exert substantial influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders. In addition, these persons could divert business opportunities from us to themselves or others.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders.

Based on the price of our ADSs and ordinary shares and the composition of our income and assets, we believe that we were not a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for our taxable year ended December 31, 2007, and we expect to operate in such a manner so as not to become a PFIC in the future. However, the application of the PFIC rules is subject to ambiguity in several respects and, in addition, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2008 or any future taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The market value of our assets will be determined based on the market price of our ADSs, which is likely to fluctuate. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in any offering. If we were treated as a PFIC for any taxable year during which a U.S. Holder held an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to the U.S. Holder. For example, if we are a PFIC, U.S. Holders will become subject to increased tax liabilities under U.S. tax laws and regulations with respect to any gain recognized or the sale of our ADSs or ordinary shares and certain distributions, and will become subject to burdensome reporting requirements. See “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

We are a Cayman Islands incorporated holding company that conducts operations through our subsidiaries, consolidated variable interest entities and the variable interest entities’ subsidiaries in China. We commenced operations in August 2005 in China through Shengshi Lianhe, a consolidated variable interest entity of our principal subsidiary, AM Technology. We established another wholly-owned subsidiary, Shenzhen AM, in June 2006 in China. In order to facilitate foreign investment in our company, we established an offshore holding company, Broad Cosmos Enterprises Limited, or Broad Cosmos, as a company registered in the British Virgin Islands in June 2006. To prepare for our initial public offering, we incorporated AirMedia Group Inc. in the Cayman Islands in April 2007 as our listing vehicle and as our holding company, followed by a share exchange between AirMedia Group Inc. and Broad Cosmos. As a result of the share exchange, AirMedia Group Inc. acquired 100% of the equity interests in Broad Cosmos, which in turn holds 100% of the equity interests in AM Technology and Shenzhen AM.

On November 13, 2007, we completed our initial public offering, in which, including the exercise of the over-allotment options, we issued and sold 13,500,000 ADSs, representing 27,000,000 of our ordinary shares, and certain of our then shareholders sold 3,750,000 ADSs, representing 7,500,000 of our ordinary shares, in each case at a public offering price of US$15.00 per ADS. On November 7, 2007, we began trading our ADSs on the Nasdaq Global Market under the symbol “AMCN.”

Our principal executive offices are located at 17/F, Sky Plaza, No. 46 Dongzhimenwai Street, Dongcheng District, Beijing 100027, People’s Republic of China. Our telephone number at this address is +86-10-8438-6868 and our fax number is +86-10-8460-8658. Our registered office in the Cayman Islands is P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands. Our telephone number at this address is +1-345-949-8066.

B.	Business Overview

Overview

We operate the largest digital media network in China dedicated to air travel advertising. We operate over 95% of the digital TV screens that display advertisements in the 15 largest airports in China, according to the Sinomonitor report. The advertising portion of our programs accounts for over 80% of the total length of the advertisements played on the digital TV screens for each of the three largest airlines in China. We operate over 2,041 digital TV screens in airports and place our programs on over 17,000 digital TV screens on airplanes. Due to PRC regulatory restrictions on foreign ownership of advertising businesses in China, we operate our advertising business through our consolidated variable interest entities and their subsidiaries in China. We have a series of contractual arrangements with these variable interest entities and their record owners that enable us to effectively control and derive substantially all of the economic benefits from these variable interest entities.

As of March 15, 2008, we had contractual concession rights to operate digital TV screens in 53 airports, including 29 out of the 30 largest airports in China. As of March 15, 2008, our digital TV screens were located in 39 airports in China, including the five largest airports, Beijing Capital International Airport, Shanghai Pudong International Airport, Guangzhou Baiyun International Airport, Shanghai Hongqiao International Airport and Shenzhen International Airport. We plan to gradually roll out our operations in the additional 14 airports where we have contractual concession rights to operate digital TV screens. In addition, we have contractual concession rights to place our programs on the routes operated by nine airlines, including the three largest airlines in China, China Southern Airlines, China Eastern Airlines and Air China.

As of March 15, 2008, we had 913 newly installed digital frames in 12 airports, 595 of which were in operation, and 314 digital frames upgraded from light box displays in 6 airports, 130 of which were in operation. We intend to significantly increase the number of our digital frames in our network.

We also offer advertisers other media platforms in airports, such as light box displays, 360-degree LED displays and 3D displays. We are in the process of upgrading our light box displays into digital frames. We also plan to introduce other new media platforms to expand our ability to target air travelers.

Air travel advertising in China has experienced significant growth in recent years as a result of growth in China’s advertising market and air travel sector. By focusing on air travel advertising, we enable our advertising clients to target air travelers in China, who we believe are an attractive demographic for advertisers due to their higher-than-average disposable income. We strategically place our digital TV screens and other displays in high-traffic locations of airports, particularly in areas where there tend to be significant waiting time, such as departure halls, security check areas, boarding gates, baggage claim areas and arrival halls. In addition, the digital TV screens on our network airplanes are located in highly visible locations in passenger compartments and on the back of passenger seats. Our combined coverage in airports and on airplanes enables our programs to attract air travelers at multiple points during their travel experience, from check-in, boarding, flight time, to arrival.

We combine advertising content with non-advertising content, such as news, weather, sports and comedy clips, in our digital TV screen programs. We have agreements to show documentary clips provided by CCTV, in airports and on airplanes. We also obtain program clips such as “Just For Laughs” and “Globe Trekker” from other third-party content providers. We believe this makes air travelers more receptive to the advertisements included in our programs and ultimately makes our programs more effective for our advertising clients. Our standard programs in airports currently include 25 minutes of advertising content during each hour of programming and are shown for approximately 16 hours per day. The length of our in-flight programs typically ranges from approximately 45 minutes to an hour per flight, approximately five to 13 minutes of which consist of advertising content.

We derive revenues principally by selling advertising time slots on our network to our advertising clients, including both direct advertisers and advertising agencies. Since commencing operations in August 2005 to December 31, 2007, a total of 280 advertising clients have purchased advertising time slots on our network. Our advertisers consist of international and domestic brands. Our top advertisers for 2007 included Samsung, China Unicom, Haier, Zhang Yu Wine, Nissan, China Mobile, Lexus, BMW, Great Wall Wine and Honda which collectively accounted for over 42.4% of our revenues for 2007.

We have grown rapidly since we commenced operations. The number of airports and airlines in which we operated and the number of digital TV screens operating in our network increased from 16, six and 12,385 as of December 31, 2005 to 39, nine and 19,458 as of December 31, 2007, respectively. For the period from August 7, 2005, the date we commenced operations, to December 31, 2005, we incurred a net loss of US$2.4 million. For 2006, we generated net revenues of US$17.9 million and achieved a net income of US$4.1 million. For 2007, our net revenues increased to US$41.6 million and we recorded a net loss of US$5.1 million as a result of a one-time share-based compensation expense of US$17.5 million in connection with the share transfer of 5,000,000 ordinary shares in September 2007 by a principal shareholder of our company to Mr. Herman Man Guo, our chairman and chief executive officer.

Advertising Services

We generate revenues from the advertising services from the following platforms: digital TV screens in airports, which consist of both advertising and non-advertising content, digital TV screens on airplanes, which consist of both advertising and non-advertising content, digital frames in airports, and other displays, such as light box displays, 3D advertising displays and 360-degree LED displays, which only contain advertising content.

Digital TV Screens in Airports

As of March 15, 2008, we operated over 2,000 digital TV screens in 39 airports in China and had entered into concession rights contracts to operate digital TV screens in 53 airports in China. These 39 airports accounted for approximately 81.3% of the total air travelers in China in 2007 according to CAAC. We have recently installed 328 digital TV screens in the newly constructed Terminal 3 of Beijing Capital International Airport.

Our most common form of digital advertising in airports is closed-circuit television displays. We strategically place our digital TV screens in areas of airports such as departure halls, security check areas, boarding gates, baggage claim areas and arrival halls, where most of the air travelers congregate and spend significant time waiting. A majority of our standard digital TV screens are 42-inch plasma display panels, or PDPs, or liquid crystal displays, or LCDs.

Our airport programs consist of advertising and non-advertising content and are played for approximately 16 hours per day. Our non-advertising content is played in two-hour cycles, during which our advertising content is repeated hourly. During each hour, 25 minutes of the program consists of advertising content provided to us by our advertising clients and the rest of the program consists of non-advertising content such as news and entertainment content provided by third-party content providers. In addition to the separate advertising messages or videos, which are updated weekly, we promote the brand names of our advertising clients by naming our programs after their brand names. The non-advertising content consists of the latest domestic and international news provided by CCTV, which is updated daily, and other content including comedy clips such as “Just For Laughs,” the tourism program “Globe Trekker” provided by Pilot Production and fashion shows, which are generally updated monthly. In eight airports in our network including Beijing Capital International Airport, Shanghai Hongqiao International Airport, Guangzhou Baiyun International Airport, Shenzhen International Airport, Chengdu Airport, Sanya Airport, Haikou Airport and Changsha Airport, we turn our displays into split screens when showing non-advertising content. The split-screen feature allows non-advertising content and advertisements to be played simultaneously.

In addition to the traditional displays, some of our major network airports also have feature displays such as:

•

Mega display screens. In both the departure hall and the arrival hall of the Beijing Capital International Airport, we have placed four LED mega display screens with a size of nine square meters each, featuring large viewing angles and high resolution images. We have also placed two LED mega display screens in Kunming Airport and Guangzhou Baiyun International Airport of 14 square meters and 22 square meters in size, respectively.

•	Displays in airport train station. We have obtained concession rights to place 14 digital TV screens in the Maglev Train station of Shanghai Pudong International Airport.

•

Shuttle bus displays. We have placed 60 digital TV screens on 31 airport shuttle buses operated by three airports to transport air passengers. In addition, we have obtained concession rights to place an additional 18 digital TV screens on 9 airport shuttle buses in other airports.

We will seek to expand our use of these applications and develop other technically advanced display platforms to other airports in our network in the future.

Digital TV Screens on Airplanes

Our programs are placed on over 17,000 digital TV screens on over 2,000 routes of nine airlines. The displays on our network airplanes, which have been installed by aircraft manufacturers, are located at the top of passenger compartments and on the back of passenger seats. The digital TV screens at the top of passenger compartments typically range from 14 inches to 50 inches in size and there are approximately 10 to 300 on each plane. The display screens on the back of passenger seats typically range from seven inches to nine inches in size, depending on the class of the passenger seating area, and typically there is a display screen behind each passenger seat.

Our airplane display programs are played once for approximately 45 minutes to an hour per flight. Approximately five to 13 minutes of each program consists of advertising content provided to us by our advertising clients and the rest of the program consists of non-advertising content. The non-advertising content on our planes includes the latest domestic and international news, market updates and sports snapshots and other content similar to that shown on our airport programs. We also promote brand names of our advertising clients through our programs by naming our programs after their brand names or displaying their logos on the corner of the screens during the programs. We have recently obtained rights from film production companies to play several blockbuster films on airplanes in our network.

As substantially all of the airplanes on which our programs are played use video tape players to play video messages and substantially all of these airplanes only have one video tape unit, passengers are not typically given a selection of channels.

Digital Frames in Airports

As of March 15, 2008, we had 913 newly installed digital frames in 12 airports, 595 of which were in operation, and 314 digital frames upgraded from light box displays in 6 airports, 130 of which were in operation. Our newly installed digital frame displays range from 63 to 70 inches and run different advertisements sequentially across a ten-minute cycle. We upgraded 90 light box displays to 46-inch digital frames at Terminal 2 of Beijing Capital International Airport and have begun placing clients’ advertisements on these frames since the beginning of December 2007. As of December 31, 2007, we have installed 328 46-inch digital frames at Terminal 3 of Beijing Capital International Airport. The new digital frames at Terminal 3 will begin displaying paid advertisements when Terminal 3 is open for testing at the end of February 2008. We intend to significantly increase the number of our digital frames in the near future.

Other Displays

Light box advertisements are static poster advertisements illuminated with back lighting and set underneath our digital TV screens. As of March 15, 2008, we operated over 1,300 light boxes in 39 airports. We are currently in the process of upgrading these static light boxes to 46-inch digital frame displays that will run advertisements across a twenty-minute cycle.

In addition to the light box advertisements and 3D displays, we also have the following services:

•

360-degree LED mega display. We have placed a 360-degree LED mega display screen, which allows for viewing from all angles around the display, in the baggage claim areas of Beijing Capital International Airport and Chengdu Airport. The mega display plays static or dynamic advertising content for 15 hours a day.

•

Digital TV screens on top of newspaper racks. In Guangzhou Baiyun International Airport and Shenzhen International Airport, we have placed 50 14-inch and 52 19-inch digital TV screens, respectively, each on top of newspaper racks, which play advertising content repeatedly in 20-minute cycles.

Advertising Network

Airports

As of December 31, 2007, we had entered into 97 concession rights contracts to operate our digital TV screens and other displays in 52 airports in China, covering substantially all of the major airports in China. Our digital media network currently includes 39 airports in China, including the five largest airports in China, Beijing Capital International Airport, Shanghai Pudong International Airport, Guangzhou Baiyun International Airport, Shanghai Hongqiao International Airport and Shenzhen International Airport, in which we have placed and operated approximately 123, 151, 258, 89 and 291 digital TV screens, respectively. We derived more than 32.9% of our total revenue in 2007 from these five airports and we believe advertising in other airports in our network will further drive the increase of our revenues.

As of December 31, 2007, 53 out of these 97 concession rights contracts to operate in airports contained provisions granting us exclusive concession rights. The scope of the exclusivity, however, varies from contract to contract. Most of these exclusivity provisions limit the exclusivity to certain areas of an airport. For example, our contract with Guangzhou Baiyun International Airport granted us the exclusive right to operate all the closed-circuit displays located in the domestic and international arrival and departure areas.

We also have concession rights contracts to operate digital frames and other displays, such as light box displays, 360-degree LED displays and 3D displays in airports. For example, we have contractual concession rights to operate 328 digital TV screens and 448 digital frames at the newly constructed Terminal 3 of Beijing Capital International Airport.

Most of the concession fees are fixed under the concession rights contracts with escalation, meaning fixed increases over each year of the agreement, and payments are usually due three or six months in advance. The concession fee that we pay for operation in each airport varies by its passenger volume and the city where the airport is located. As part of the value added service to our network airports, we provide up to 10% of the non-advertising content at the request of the network airports to provide displays of flight and airport information without charging the airports any fee. A majority of our concession rights contracts for our digital TV screens in the airports have terms ranging from three to five years without any automatic renewal provisions. However, we can opt to renew the agreements three or five months before the expiration of certain concession rights contracts, on the condition that we renew on similar commercial terms as those proposed by any third party. As of December 31, 2007, 38 out of 97 and six out of 13 of our concession rights contracts to operate in airports and on airlines, respectively, are subject to renewal before 2010, including the concession rights contracts to operate in the four major airports in Beijing, Shanghai and Shenzhen. The number of displays and placement locations are explicitly specified in the majority of our concession rights contracts.

Airlines

Our programs are placed on over 17,000 digital TV screens located on over 2,129 routes operated by the following nine airlines:

•	China Southern Airlines

•	China Eastern Airlines

•	Air China

•	Shanghai Airlines

•	Shenzhen Airlines

•	Air Macau

•	Xiamen Airlines

•	United Eagle Airlines

•	East Star Airlines

Among the 13 concession rights contracts we had entered into to place our programs on these network airlines as of December 31, 2007, 12 concession rights contracts contained provisions granting us exclusive concession rights. The scope of the exclusivity, however, varies from contract to contract. Most of these exclusivity provisions limit the exclusivity to certain types of programs played on airplanes. For example, our concession rights contract for our programs on Air China granted us the exclusive right to operate the Air Panorama program, including both advertising and non-advertising content, that is played on all routes operated by Air China and we have the exclusive right to operate the Eastern Airlines Entertainment program under our concession rights contracts for our programs on China Eastern Airlines. Most of the concession fees are fixed under the concession rights contracts with escalation, varying by the number of routes and airplanes, type of aircraft and the departure and destination cities. Some of the concession rights contracts set forth the number and model of airplanes on which our programs can be played.

In March 2008, we entered into a definitive agreement with China Eastern Media Corporation, Ltd., a subsidiary of China Eastern Group and China Eastern Airlines Corporation Limited operating the media resources of China Eastern Group, to establish a joint venture. China Eastern Media Corporation will hold 51% shares of the new joint venture and we will hold the remaining 49% shares. The joint venture will obtain concession rights of certain media resources from its shareholders, including the digital TV screens on airplanes of China Eastern Airlines, and will pay concession fees to its shareholders as consideration. The operation period of the joint venture is currently fixed at 50 years. Although we do not expect this joint venture to materially change our currently effective concession rights contracts with and our existing operations on China Eastern Airlines, we believe this innovative strategic partnership will further strengthen our relationship with China Eastern Group and help retain our contractual concession rights to operate our programs on China Eastern Airlines in the future. Going forward we intend to operate additional media resources other than digital TV screens that will be generated by this joint venture, including other existing media resources of China Eastern Airlines and new media resources to be developed through cooperative efforts by China Eastern Airlines and us.

Advertising Clients, Sales and Marketing

Our Advertising Clients

Advertisers purchase advertising time slots on our advertising network either directly or through advertising agencies. Many advertisers negotiate the terms of the advertising purchase agreements directly with us. We rely on advertising agency clients for a significant portion of our sales. Our advertisers consist of international and domestic brands. Our top advertisers for 2007 included Samsung, China Unicom, Haier, Zhang Yu Wine, Nissan, China Mobile, Lexus, BMW, Great Wall Wine and Honda, which collectively accounted for over 42.4% of our revenues for 2007.

We have a broad base of international and domestic advertisers in various industries. In 2007, the top three industries which advertise on our network were automobile, telecommunications and wine based on the revenues derived from companies in these industries. Advertising for the automobile industry, the telecommunications industry and the wine industry accounted for approximately 27.4%, 17.8% and 6.3% of our total revenues in 2006, respectively, and 30.1%, 10.3% and 9.6% for 2007, respectively.

We offer advertisers five-, 15- or 30-second time slots on our advertising network. Our sales are made pursuant to written contracts with commitments ranging from one week to several months. The sales contracts typically fix the duration, time and frequency of advertisements. Payments under the certain sales contracts are subject to our clients’ receipt of monitoring reports which verify the proper display of the advertisements. We generally require our clients to submit advertising content at least seven days prior to the campaign start date. We also reserve the right to refuse to display advertisements that are not in compliance with content requirements under PRC laws and regulations.

From the commencement of our operations in August 2005 to December 31, 2007, a total of 280 advertising clients have purchased advertising time slots on our network. Our top five clients accounted for 25.4% of our total revenues in 2007. The total number of our advertisers increased from 22 to 222 in 2007 and the total number of our advertising agency clients increased from 12 to 58 in 2007. For the period from August 7, 2005, the date we commenced operations, to December 31, 2005, Shanghai Volkswagen and Mengniu Dairy accounted for 15.5% and 10.8% of our total revenues. No single advertising client accounted for more than 10% of our total revenues for 2006 and 2007.

Sales and Marketing

We provide a number of services in connection with each client’s advertising campaign. We rely on our experienced sales team to assist advertisers in structuring advertising campaigns by analyzing advertisers’ target audiences and consumer products and services. We conduct market research, consumer surveys, demographic analysis and other advertising industry research for internal use to help our advertisers to create effective advertisements. We also purchase or commission studies containing relevant market study data from third-party market research firms such as Sinomonitor. We typically consult such studies to assist us in evaluating the effectiveness of our network to our advertising clients and to illustrate to our clients our ability to reach targeted demographic groups effectively.

Our experienced advertising sales team is organized by region and city with presence in 16 cities. Our regional marketing managers have an average of seven years of experience in the advertising industry in China. The members of our current sales team have an average of four years of sales experience in the advertising industry. We provide in-house education and training to our sales force to ensure they provide our current and prospective clients with comprehensive information about our services, the advantages of using our air travel digital media network as a marketing channel, and relevant information regarding the advertising industry. Our performance-linked compensation structure and career-oriented training are key drivers that motivate our sales employees.

We actively attend various public relation events to promote our brand image and the value of air travel digital advertising. We also market our advertising services by displaying our name and logo on all of our digital TV screens and by placing advertisements on third-party media from time to time, including CCTV.

We engage third-party agencies to help source advertising clients. Agency fees are calculated based on a pre-set percentage of revenues generated from the clients introduced to us by the agencies.

Pricing

The list prices of our advertising services vary by the size of the airport or airline in which the advertisement is placed, the demand of advertising services for each airport and airlines, as well as by the duration of the time slot purchased and the duration of the advertising campaign. Prices for the aggregate time slots on our network purchased by each advertiser or advertising agency client are fixed under sales contracts, typically at a discount to our list prices. We increased our list prices in April 2007, October 2007 and January 2008, and going forward we plan to review our list prices periodically.

Programming

A majority of our digital TV screens in airports play programs in a two-hour cycle repeatedly throughout the day and our digital TV screens on our network airplanes play programs ranging from 45 minutes to one hour once per flight. We compile each cycle from advertisements of five-, 15- or 30-seconds in length provided by advertisers to us and from non-advertising content provided by third-party content providers. We generally create a programming list on a weekly and monthly basis for programs played in airports and on airlines, respectively, by first fixing the schedule for advertising content according to the respective sales contract with our clients to guarantee the agreed duration, time and frequency of advertisements. We then add the non-advertising content to achieve an optimal blend of advertising and non-advertising content.

Our advertising clients provide us with the advertising content on our network. We do not produce or create any of the advertising content shown on our digital TV screens. All of the advertising content displayed on the portion of the network we operate directly is reviewed by qualified members of our staff to ensure compliance with PRC laws and regulations. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation of Advertising Services—Advertising Content.” We update advertising content for our programs played on the digital TV screens in our network airports and airplanes on a weekly and monthly basis, respectively.

The non-advertising content played over our network is provided by third-party content providers such as CCTV and various local television stations and television production companies. We do not produce or create any of the non-advertising content shown on our network. We have obtained the right to include CCTV documentary clips and various news and entertainment content for free on the condition that the “CCTV” logo is displayed on our digital TV screens.

We recently established a strategic partnership with Shanghai Media Group, or SMG, the second largest comprehensive media group in China, to provide TV programs to air travelers. According to the agreement with WingsMedia, a wholly-owned subsidiary of SMG, we obtained the exclusive right to show selected news, theme programs and documentary clips provided by SMG in airports and on airplanes of our network from March 2008 to February 2010. We have also entered into program purchase agreements with various television production companies to acquire the right to play certain of their programs on our network at fixed prices.

Our programming team edits, compiles and records into digital format all of our network programs according to the programming list. Each programming list and pre-recorded program is carefully reviewed by the head of the execution team to ensure the accuracy of the order, duration and frequency as well as the appropriateness of the content.

Airports

For the programs played in our network airports, our programming team converts content to a MPEG file and delivers it to the local execution teams in our network airports nationwide. The local execution team uploads the MPEG file to the local servers in each network airport, which transmits the pre-recorded programs to each digital TV screen through the closed-circuit television system in the airport. In each airport, we either use the closed-circuit television systems provided by the airport or install our own systems. The more technically advanced systems used in eight airports, including Beijing, Shanghai, Guangzhou and Shenzhen, enable us to simultaneously monitor digital TV screens from our headquarters in Beijing.

Airplanes

Substantially all of the network airplanes use video tape players to show video programs. Our programming team converts the content from digital format to video tapes and mails a master video tape to each airline on a monthly basis. Airlines generally review the pre-recorded programs that we provide before duplicating and distributing the video tapes to each airplane. Flight attendants on each airplane are responsible for the daily operation of our programs on the airplane digital TV screens.

Display Equipment Supplies and Maintenance

The primary hardware required for the operation of our network are the digital TV screens that we use in our media network. The majority of our digital TV screens consist of PDPs and LCDs. Maintaining a steady supply of our display equipment is important to our operations and the growth of our network. As of

December 31, 2007, the top five suppliers of our digital TV screens were Hitachi, Qingdao Haier, LG, Samsung and Konka, which collectively provided 62.5% of our total digital TV screens. We contract a third party to manufacture our 3D digital TV screens to our specifications. Our digital TV screen suppliers typically provide us with one-year warranties.

Approximately 2.6% of our digital TV screen purchases in 2007 were made through barter transactions, which means we provided advertising time slots to the digital TV screen manufacturers in exchange for the digital TV screens. Such barter transactions are based on our determination of the fair value of the advertising time slots exchanged for digital TV screens.

Our service team cleans, maintains and monitors the digital TV screens and other displays in our network airports on a daily basis. We have engaged two to four skilled maintenance staff for each network airport to make five scheduled inspections on our displays every day. They report any technical problems that they cannot solve on-site to our technicians in Beijing who strive to remotely analyze and fix problems within 12 hours.

Customer Service

Our customer service team is responsible for compiling monitoring reports to clients as evidence that their advertisements are played on our network within one week after launching the advertising campaign. We also provide our advertising clients with weekly reports prepared by third parties, which verify the proper functioning of our displays and the proper dissemination of the advertisement by conducting on-site evaluations and polls to analyze the effectiveness of and public reaction to the advertisement. In addition, our network airports and airlines are also actively involved in the monitoring process and provide our clients with stamped certificates certifying the playing of the advertisements.

Competition

We compete primarily with several different groups of competitors:

•	advertising companies that operate airport advertising networks, such as JC Decaux, and out-of-home digital advertising networks beyond the air travel sector, such as Focus Media;

•	in-house advertising companies of airports and airlines that may operate their own advertising networks; and

•

other advertising media companies, such as Internet, street furniture displays, billboard and public transport advertising companies, and with traditional advertising media, such as newspapers, television, magazines and radio, some of which may advertise in the airports in which we have exclusive contract rights to operate digital TV screens.

We compete for advertising clients primarily on the basis of network size and coverage, location, price, quality of our programs, the range of services that we offer and our brand recognition. Many of our competitors have a variety of competitive advantages over us, such as larger resources. Many competitors have a longer history than us in the out-of-home advertising industry and may have a more extensive network that extends beyond the air travel sector and offers a more diversified portfolio. This may make their network more attractive to advertising clients and less reliant on a particular advertising sector. In addition, we may also face competition from new entrants into the air travel advertising sector in the future.

Employees

We had 129, 165 and 451 employees as of December 31, 2005, 2006 and 2007, respectively. The following table sets forth the number of our employees by area of business as of December 31, 2007:

	Number of Employees	% of Total
Sales and Marketing Department	259	57.4%
Quality Control and Technology Department	96	21.3
Programming Department	29	6.4
Resources Development Department	9	2.0
General Administrative and Accounting	58	12.9
Total	451	100.0%

Generally we enter into standard employment contracts with our officers, managers and other employees. According to these contracts, all of our employees are prohibited from engaging in any other employment during the period of their employment with us. The employment contracts with officers and managers are subject to renewal every three years and the employment contracts with other employees are subject to renewal every year.

In addition, we enter into standard confidentiality agreements with all of our employees including officers and managers that prohibit any employee from disclosing confidential information obtained during their employment with us. Furthermore, the confidentiality agreements include a covenant that prohibits all employees from engaging in any activities that compete with our business within three years after the period of their employment with us.

None of our employees is a member of a labor union and we consider our relationship with our employees to be good.

Intellectual Property

To protect our brand and other intellectual property, we rely on a combination of trademark and trade secret laws as well as confidentiality agreements with our employees, sales agents, contractors and others. We are in the process of registering three trademarks in China, including “ ,” “AirMedia” and our business logo. We have registered our domain name www.AirMedia.net.cn with the Internet Corporation for Assigned Names and Numbers. We do not hold any patents or copyrights and cannot be certain that our efforts to protect our intellectual property rights will be adequate or that third parties will not infringe or misappropriate these rights.

Facilities

Our headquarters are located in Beijing, China, where we lease over 2,000 square meters of office space. Our branch offices lease approximately 908 square meters of office space in three other locations, including Shanghai, Chengdu and Guangzhou.

Legal Proceedings

We are currently not a party to any material legal proceeding. From time to time, however, we may be subject to various claims and legal actions arising in the ordinary course of business.

Regulation

We operate our business in China under a legal regime consisting of the State Council, which is the highest authority of the executive branch of the National People’s Congress, and several ministries and agencies under its authority including the SAIC.

China’s Advertising Law was promulgated in 1994. In addition, the State Council, SAIC and other ministries and agencies have issued regulations that regulate our business, all of which are discussed below.

Limitations on Foreign Ownership in the Advertising Industry

The principal regulations governing foreign ownership in the advertising industry in China include:

•	The Administrative Regulations on Foreign-invested Advertising Enterprises (2004); and

•	Foreign Investment Industrial Guidance Catalogue (as amended in 2007).

On October 31, 2007, the Ministry of Commerce and National Development and Reform Commission jointly issued and amended Foreign Investment Industrial Guidance Catalogue, effective since December 1, 2007. According to the Provisions on Guiding the Orientation of Foreign Investment which became effective on

April 1, 2002, foreign investment projects are divided into four categories: encouraged, permitted, restricted and prohibited. The foreign investment projects that are encouraged, restricted and prohibited shall be listed in the Foreign Investment Industrial Guidance Catalogue. The foreign investment projects that do not fall into the categories of encouraged, restricted or prohibited projects shall be the permitted foreign investment projects. The permitted foreign investments projects shall not be listed in the Foreign Investment Industrial Guidance Catalogue. Applicable regulations and approval requirements vary based on the different categories. Investments in the PRC by foreign investors through wholly foreign-owned enterprises must be in compliance with the applicable regulations, and such foreign investors must obtain governmental approvals as required by these regulations. Since the advertising industry is not listed in the Foreign Investment Industrial Guidance Catalogue, it falls into the permitted foreign investment category.

The Administrative Regulations on Foreign-invested Advertising Enterprises require foreign entities that directly invest in the advertising industry to have at least two years of direct operations in the advertising industry outside of China. Since December 10, 2005, foreign investors have been permitted to directly own a 100% interest in advertising companies in China, but must also have at least three years of direct operations in the advertising industry outside of China. PRC laws and regulations do not permit the transfer of any approvals, licenses or permits, including business licenses containing a scope of business that permits engaging in the advertising industry. In the event we are permitted to acquire the equity interests of our variable interest entities under the rules allowing for complete foreign ownership, our variable interest entities would continue to hold the required advertising licenses consistent with current regulatory requirements.

Since we have not been involved in advertising outside of China for the required number of years, our domestic PRC operating subsidiaries are currently ineligible to apply for the required advertising services licenses in China. Our advertising business is currently mainly provided through our contractual arrangements with our consolidated variable interest entities in China, including AM Advertising, Shengshi Lianhe and AirMedia UC. Our variable interest entities are the major companies through which we provide advertising services in China. Our subsidiary, AM Technology, has entered into a series of contractual arrangements with our PRC operating affiliates and their respective subsidiaries and shareholders under which:

•	we are able to exert effective control over our PRC operating affiliates and their respective subsidiaries;

•	a substantial portion of the economic benefits of our PRC operating affiliates and their respective subsidiaries are transferred to us; and

•	we have an exclusive option to purchase all of the equity interests in our PRC operating affiliates in each case when and to the extent permitted by PRC law.

See “Item 4. Information on the Company—C. Organizational Structure” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

In the opinion of Commerce & Finance Law Offices, our PRC legal counsel:

•	the respective ownership structures of AM Technology and our consolidated variable interest entities are in compliance with existing PRC laws and regulations;

•

the contractual arrangements among AM Technology and our consolidated variable interest entities, in each case governed by PRC law, are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect; and

•

except for the SAIC outdoor advertising registrations and the SARFT approval for our non-advertising content, for which we are still in the process of applying, the PRC business operations of our variable interest entities as described in this annual report are in compliance with existing PRC laws and regulations in all material respects.

We have been advised by our PRC legal counsel, however, that there are some uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities, in particular the SAIC (which regulates advertising companies), will not in the future take a view that is contrary to the opinion of our PRC legal counsel. We have been further advised by our PRC counsel that if the PRC government determines that the agreements establishing the structure for operating our PRC advertising business do not comply with PRC government restrictions on foreign investment in the advertising industry, we could be subject to severe penalties. See “Item 3. Key Information—D. Risk Factors—Risks Related to Regulation of Our Business and to Our Structure—If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with PRC governmental restrictions on foreign investment in the advertising industry and in the operating of non-advertising content, we could be subject to severe penalties.”

Regulation of Advertising Services

Business License for Advertising Companies

The principal regulations governing advertising businesses in China include:

•	The Advertising Law (1994);

•	The Advertising Administrative Regulations (1987); and

•	The Implementing Rules for the Advertising Administrative Regulations (2004).

These regulations stipulate that companies that engage in advertising activities must obtain from the SAIC or its local branches a business license which specifically includes within its scope the operation of an advertising business. Companies conducting advertising activities without such a license may be subject to penalties, including fines, confiscation of advertising income and orders to cease advertising operations. The business license of an advertising company is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of any relevant law or regulation. We do not expect to encounter any difficulties in maintaining our business licenses. Each of our variable interest entities has obtained or is in the process of obtaining such a business license from the local branches of the SAIC as required by existing PRC regulations.

Advertising Content

PRC advertising laws and regulations set forth certain content requirements for advertisements in China, which include prohibitions on, among other things, misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisements for anesthetic, psychotropic, toxic or radioactive drugs are also prohibited. The dissemination of tobacco advertisements via media is also prohibited as well as the display of tobacco advertisements in any waiting lounge, theater, cinema, conference hall, stadium or other public area. There are also specific restrictions and requirements regarding advertisements that relate to matters such as patented products or processes, pharmaceuticals, medical instruments, agrochemicals, foodstuff, alcohol and cosmetics. In addition, all advertisements relating to pharmaceuticals, medical instruments, agrochemicals and veterinary pharmaceuticals advertised through radio, film, television, newspaper, magazine, out-of-home and other forms of media, together with any other advertisements which are subject to censorship by administrative authorities according to relevant laws and administrative regulations, must be submitted to the relevant administrative authorities for content approval prior to dissemination. We do not believe that advertisements containing content subject to restriction or censorship comprise a material portion of the advertisements displayed on our network.

Advertisers, advertising operators and advertising distributors are required by PRC advertising laws and regulations to ensure that the content of the advertisements they prepare or distribute are true and in full compliance with applicable law. In providing advertising services, advertising operators and advertising distributors must review the prescribed supporting documents provided by advertisers for advertisements and verify that the content of the advertisements comply with applicable PRC laws and regulations. In addition, prior to distributing advertisements for certain commodities which are subject to government censorship and approval, advertising distributors are obligated to ensure that such censorship has been performed and approval has been obtained. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, the SAIC or its local branches may revoke violators’ licenses or permits for advertising business operations. Furthermore, advertisers, advertising operators or advertising distributors may be subject to civil liability if they infringe on the legal rights and interests of third parties in the course of their advertising business.

Outdoor Advertising

The Advertising Law stipulates that the exhibition and display of outdoor advertisements must not:

•	utilize traffic safety facilities and traffic signs;

•	impede the use of public facilities, traffic safety facilities and traffic signs;

•	obstruct commercial and public activities or create an unpleasant sight in urban areas;

•	be placed in restrictive areas near government offices, cultural landmarks or historical or scenic sites; or

•	be placed in areas prohibited by the local governments from having outdoor advertisements.

In addition to the Advertising Law, the SAIC promulgated the Outdoor Advertising Registration Administrative Regulations on December 8, 1995, as amended on December 3, 1998 and May 22, 2006, respectively, which governs the outdoor advertising industry in China.

Outdoor advertisements in China must be registered with the local SAIC before dissemination. The advertising distributors are required to submit a registration application form and other supporting documents for registration. After review and examination, if an application complies with the requirements, the local SAIC will issue an Outdoor Advertising Registration Certificate for such advertisement. The content, format, specifications, periods and locations of dissemination of the outdoor advertisement must be submitted for filing with the local SAIC. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If advertising registration certificates are not obtained for our airport advertising operations where such registration certificates are deemed to be required, we may be subject to administrative sanctions, including the discontinuation of our advertisements at airports where the required advertising registration is not obtained.”

In addition, according to the SARFT Circular dated December 6, 2007, displaying audio-video programs such as television news, films and television shows, sports, technology and entertainment through public audio-video systems located in automobiles, buildings, airports, bus or train stations, shops, banks and hospitals and other outdoor public systems must be approved by the SARFT. The relevant authority in China has not promulgated any implementation rules on the procedure of applying for the requisite approval pursuant to the SARFT Circular. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If we fail to obtain approvals for including non-advertising content in our programs, we may be unable to continue to include such non-advertising content in our programs, which may cause our revenues to decline and our business and prospects to deteriorate.”

Regulations on Foreign Exchange

Foreign exchange regulation in China is primarily governed by the following rules:

•	Foreign Currency Administration Rules (1996), as amended, or the Exchange Rules; and

•	Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.

Under the Exchange Rules, the RMB is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. Conversion of RMB for capital account items, such as direct investment, loan, security investment and repatriation of investment, however, is still subject to the approval of the SAFE or its qualified local branches.

Under the Administration Rules, foreign-invested enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from the SAFE. Capital investments by foreign-invested enterprises outside of China are also subject to limitations, including approval by the Ministry of Commerce, the SAFE and the State Development and Reform Commission or their respective qualified local branches.

Regulations on Dividend Distribution

The principal regulations governing dividend distributions of wholly foreign-owned companies include:

•	Wholly Foreign-Owned Enterprise Law (1986), as amended;

•	Wholly Foreign-Owned Enterprise Law Implementing Rules (1990), as amended; and

•	The Enterprise Income Tax Law (2007) and its Implementation Regulations (2007).

Under these regulations, wholly foreign-owned companies in the PRC may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards. The distribution of dividends by a wholly foreign-owned enterprise out of China is subject to examination by banks designated by the SAFE. In addition, based on PRC accounting standards, these wholly foreign-owned companies are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds. A company is not required to set aside its profits to fund the reserve until its cumulative total reserve fund is equal to at least 50% of the company’s registered capital. At the discretion of these wholly foreign-owned companies, they may allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

In addition, under the new PRC enterprise income tax law, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign investors who are non-resident enterprises will be subject to a 10% withholding tax unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The British Virgin Islands, where our wholly-owned subsidiary and the 100% shareholder of Shenzhen AM is incorporated, does not have such a tax treaty with China. AirMedia (China) Limited, the 100% shareholder of AM Technology, is incorporated in Hong Kong. According to the Mainland and Hong Kong Special Administrative Region Arrangement on Avoiding Double Taxation or Evasion of Taxation on Income agreed between China and Hong Kong in August 2006, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise). The new PRC tax law provides, however, dividends distributed between qualified resident enterprises are exempted. According to the Implementation Regulations of the Enterprise Income Tax Law, the qualified dividend and profit distribution from equity investment between resident enterprises shall refer to investment income derived by a resident enterprise from the direct investment in other resident enterprises with exception to the investment income from circulating stocks issued publicly by resident enterprises and traded on stock exchanges where the holding period is less than 12 months. As the term “resident enterprises” needs further clarification and interpretation, we cannot assure you that the dividends distributed by Shenzhen AM and AM Technology to their direct shareholders would be regarded as dividends distributed between qualified resident enterprises, and be exempted from the EIT. See “Item 3. Key Information — D. Risk Factors —Risks Related to our Business—Dividends payable to us by our wholly-owned operating subsidiaries may be subject to PRC withholding taxes, or we may be subject to PRC taxation on our worldwide income and dividends distributed to our investors may be subject to PRC withholding taxes under the new PRC tax law.”

SAFE Regulations on Offshore Investment by PRC Residents and Employee Stock Options

SAFE issued a public notice in January 2005 concerning foreign exchange regulations on mergers and acquisitions in China. The public notice stated that if an offshore company controlled by PRC residents intends to acquire a PRC domestic company, such acquisition will be subject to strict examination by the relevant foreign exchange authorities. The public notice also stated that the approval of the relevant foreign exchange authorities is required for any sale or transfer by PRC residents of a PRC domestic company’s assets or equity interests to foreign entities, such as us, for equity interests or assets of the foreign entities. In April 2005, SAFE issued another public notice. In accordance with the April notice, if an acquisition of a PRC company by an offshore company controlled by PRC residents has been confirmed by a Foreign Investment Enterprise Certificate prior to the promulgation of the January notice, the PRC residents must each submit a registration form to the local SAFE branch with respect to their respective ownership interests in the offshore company, and must also file an amendment to such registration if the offshore company experiences material events, such as changes in the share capital, share transfer, mergers and acquisitions, spin-off transaction or use of assets in China to guarantee offshore obligations. The April notice also provided that failure to comply with the registration procedures set forth in the April notice may result in a restriction on the PRC company’s ability to distribute profits to its offshore parent company and to increase its registered capital.

On October 21, 2005, SAFE issued a new public notice which became effective on November 1, 2005. The new notice repealed the January and April 2005 SAFE notices, effective from November 1, 2005. The October 2005 notice also required every PRC resident to register with the local SAFE branch before setting up a special purpose company outside of China. PRC residents who had set up or controlled such special purpose offshore companies before November 1, 2005 are required to register with the local SAFE branch before March 31, 2006. On May 29, 2007, SAFE issued a new public notice requiring PRC companies to urge their PRC resident shareholders to register or update their SAFE registration with the local SAFE branch as required under the October 2005 notice. Failure to register with SAFE will subject such PRC residents to personal liability, and may also limit our ability to contribute additional capital into our PRC subsidiary or our subsidiary’s ability to distribute dividends to us, or otherwise adversely affect our business.

In December 2006, the People’s Bank of China promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, or the PBOC Regulation, setting forth the respective requirements for foreign exchange transactions by PRC individuals under either the current account or the capital account. In January 2007, SAFE issued implementing rules for the PBOC Regulation, which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen’s participation in the employee stock ownership plans or stock option plans of an overseas publicly-listed company. On March 28, 2007, SAFE promulgated the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas Listed Company, or the Stock Option Rule. The purpose of the Stock Option Rule is to regulate foreign exchange administration of PRC domestic individuals who participate in employee stock holding plans and stock option plans of overseas listed companies.

According to the Stock Option Rule, if a PRC domestic individual participates in any employee stock holding plan or stock option plan of an overseas listed company, a PRC domestic agent or the PRC subsidiary of such overseas listed company shall, among others things, file, on behalf of such individual, an application with SAFE to obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with stock holding or stock option exercises as PRC domestic individuals may not directly use overseas funds to purchase stock or exercise stock options. Concurrent with the filing of such application with SAFE, the PRC subsidiary shall obtain approval from SAFE to open a special foreign exchange account at a PRC domestic bank to hold the funds required in connection with the stock purchase or option exercise, any returned principal or profits upon sales of stock, any dividends issued upon the stock and any other income or expenditures approved by SAFE. The PRC subsidiary also is required to obtain approval from SAFE to open an overseas special foreign exchange account at an overseas trust bank to hold overseas funds used in connection with any stock purchase.

All proceeds obtained by PRC domestic individuals from sales of stock shall be fully remitted back to China after relevant overseas expenses are deducted. The foreign exchange proceeds from these sales can be converted into RMB or transferred to such individual’s foreign exchange savings account after the proceeds have been remitted back to the special foreign exchange account opened at the PRC domestic bank. If the stock option is exercised in a cashless exercise, the PRC domestic individuals are required to remit the proceeds to the special foreign exchange account.

Although the Stock Option Rule has been promulgated recently and many issues require further interpretation, we and our PRC employees who have been granted stock options will be subject to the Stock Option Rule when our company becomes an overseas listed company. If we or our PRC employees fail to comply with the Stock Option Rule, we and/or our PRC employees may face sanctions imposed by foreign exchange authority or any other PRC government authorities.

In addition, the General Administration of Taxation has issued a few circulars concerning employee stock options. Under these circulars, our employees working in China who exercise stock options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee stock options with relevant tax authorities and withhold individual income taxes of those employees who exercise their stock options. If our employees fail to pay and we fail to withhold their income taxes, we may face sanctions imposed by tax authorities or any other PRC government authorities.

C.	Organizational Structure

The following diagram illustrates our corporate structure as of March 15, 2008:

Notes:	(1)	Shengshi Lianhe is 49.83% owned by Herman Man Guo, our founder, chairman, chief executive officer and an ultimate owner of our ordinary shares, 37.60% by Zhenyu Wang, our director who holds the equity on behalf of CDH, 7.45% owned by Qing Xu, our director and an ultimate owner of our ordinary shares and 5.12% owned by Xiaoya Zhang, our president, director and an ultimate owner of our ordinary shares.
	(2)	AM Advertising is 83.80% owned by Shengshi Lianhe, 8.07% owned by Herman Man Guo, our founder, chairman, chief executive officer and an ultimate owner of our ordinary shares, 6.09% owned by Zhenyu Wang, our director who holds the equity on behalf of CDH, 1.21% owned by Qing Xu, our director and an ultimate owner of our ordinary shares and 0.83% owned by Xiaoya Zhang, our president, director and an ultimate owner of our ordinary shares.
	(3)	AirMedia UC is 51.13% owned by Herman Man Guo, our founder, chairman, chief executive officer and an ultimate owner of our ordinary shares, 38.22% owned by Zhenyu Wang, our director who holds the equity on behalf of CDH and 10.65% owned by Qing Xu, our director and an ultimate owner of our ordinary shares. AirMedia UC became a consolidated variable interest entity in 2007.

D.	Property, Plants and Equipment

Our headquarters are located in Beijing, China, where we lease over 2,000 square meters of office space. Our branch offices lease approximately 908 square meters of office space in three other locations, including Shanghai, Chengdu and Guangzhou.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report on Form 20-F.

A.	Operating Results

Factors Affecting Our Results of Operations

We utilize a set of non-financial and financial key performance indicators which our senior management reviews frequently. The review of these indicators facilitates timely evaluation of the performance of our business and effective communication of results and key decisions, allowing us to react promptly to changing customer demands and market conditions.

The increase in our operating results since we commenced our current business operations in August 2005 is attributable to a number of factors, including the substantial expansion of our digital media network in airports and on airplanes and the growing acceptance of our digital media network as an effective advertising medium by our advertising clients, airports, airlines and air travelers. We expect our future growth to be driven by the following factors and trends.

Demand for Our Advertising Time Slots

The demand for our advertising time slots is directly related to the demand for air travel and advertising spending in China. The demand for air travel is in turn affected by general economic conditions, the affordability of air travel in China and certain special events that may attract air travelers into and within China. Advertising spending is also particularly sensitive to changes in general economic conditions. The increase or decrease in demand for air travel and advertising spending could affect the attractiveness of our network to advertisers, our ability to fill our advertising time slots and the price we charge for our advertising time slots. In addition, we believe certain special events, such as the upcoming Beijing Olympics in 2008, may increase the demand for our advertising time slots as many advertisers may launch wide-scale advertising campaigns.

Service Offerings

Currently, our air travel digital media network primarily consists of standard digital TV screens. We intend to broaden our service offerings by building new advertising media platforms to make our network more comprehensive and effective. In particular, we are in the process of upgrading our light box displays to digital frames and significantly expanding this new platform. We also plan to expand our 360-degree LED displays. We believe our broadened service offerings will provide our advertising clients with more choices in selecting and combining different air travel advertising platforms that best suit their advertising needs and preferences. It will also expand the consumer reach of the advertisements shown on our network and allow us to cross-sell different advertising services. Ultimately, we believe these efforts will increase and diversify the sources of revenue we can generate from our existing network of airports and airplanes.

Number of Our Advertising Time Slots Available for Sale

The number of time slots available for our digital TV screens in airports during the period presented is calculated by multiplying the time slots per week per airport by the number of weeks during the period presented when we had operations in each airport and then calculating the sum of all the time slots available for each of the our network airports. The number of time slots available for our digital TV screens on airplanes during the period presented is calculated by multiplying the time slots per airline per month by the number of months during the period presented when we had operations on each airline and then calculating the sum of all the time slots for each of our network airlines.

By increasing the number of airports or airlines that we can operate or place displays in our existing network, we can increase the number of advertising time slots that we have available to sell. In addition, the length of our advertising cycle can potentially be extended to longer durations depending on demand in each airport or airline. However, advertisers may be unwilling to accept placement of their advertisements on a longer time cycle which decreases the frequencies of their advertisements each day. See “Item 3. Key Information — D. Risk Factors —Risks Related to our Business—When our current advertising network of digital TV screens reaches saturation in the major airports and airlines where we operate, we may be unable to offer additional time slots to satisfy all of our advertisers’ needs, which could hamper our ability to generate higher levels of revenues and profitability over time.”

Pricing

The average selling price we charge for our advertising time slots is calculated by dividing our advertising revenue by the number of 30-second equivalent advertising time slots sold during that period, after taking into account any discounts offered. The primary factors that affect the effective price we charge advertising clients for time slots on our network and our utilization rate include the attractiveness of our network to advertisers, which depends on the number of displays, the number and scale of airports and airplanes in our network, the level of demand for time slots, and the perceived effectiveness by advertisers of their advertising campaigns placed on our network. We may increase the average selling prices of our advertising time slots from time to time depending on the demand for our advertising time slots.

A significant percentage of the programs played on our digital TV screens in airports and on airlines includes non-advertising content. We do not directly generate revenue from non-advertising content, but instead obtain such content from third party content providers. We believe that the combination of non-advertising content with advertising content makes air travelers more receptive to our programs, which in turn makes the advertising content more effective for our advertisers. We believe this in turn allows us to charge a higher price for each advertising time slot. We closely track the program blend and customer demand to optimize our ability to generate revenue for each program cycle.

Utilization Rate

Our utilization rate is the total time slots sold as a percentage of total time slots available during the relevant period. In order to provide meaningful comparisons of our utilization rate, we normalize our time slots into 30-second units, which we can then compare across each network airport, airlines and period to chart the normalized utilization rate of our network by airports and airlines and over time. Our utilization rate is primarily affected by the demand for our advertising time slots and our ability to increase the sales of our advertising time slots, especially those advertising time slots on our network airports in second tier cities. We plan to strengthen our sales efforts in these cities by building local sales teams to increase our direct sales of advertising time slots in these cities and ultimately improve our utilization rate.

Network Coverage and Concession Fees

The demand for our advertising time slots and the effective price we charge advertising clients for time slots on our network depend on the attractiveness and effectiveness of our network to our advertising clients. This, in turn, is related to the breadth of our network coverage, including significant coverage in the major airports and airlines that advertisers wish to reach. As a result, it has been, and will continue to be, important for us to secure and retain concession rights contracts to operate our digital TV screens and other displays in major airports and to place our programs on major airlines and to increase the number of displays which we operate in those airports and/or place programs on those airlines.

Concession fees constitute a significant portion of our costs of revenues. Airports and airlines tend to increase concession fees over time, and if we experience a significant increase in concession fees our costs will increase. It will therefore be important to our results of operations that we secure and retain these concession rights contracts on commercially advantageous terms.

Revenues

We generate revenues from the sale of advertising time slots on our air travel advertising network. The following table sets forth the revenues generated from each of our advertising categories, both in absolute amounts and as percentages of total revenues for the periods indicated.

	Period from August 7, 2005 to December 31, 2005			Year ended December 31, 2006			Year ended December 31, 2007
	(in thousands except percentages)
Revenues:

Digital TV screens in airports	US$	887	65.7%	US$	10,502	55.6%	US$	26,921	61.7%
Digital TV screens on airplanes		405	30.0		4,868	25.8		11,093	25.4
Digital frames in airports		—	—		—	—		1,263	2.9
Other displays		58	4.3		3,526	18.6		4,334	10.0

Total revenues		1,350	100.0		18,896	100.0		43,611	100.0
Business tax and other sales tax		(2)	(0.1)		(961)	(5.1)		(1,983)	(4.5)

Net revenues	US$	1,348	99.9%	US$	17,935	94.9%	US$	41,628	95.5%

Revenues from our digital TV screens in airports accounted for 65.7%, 55.6% and 61.7% of our total revenues in the period from August 7, 2005 to December 31, 2005, in 2006 and in 2007, respectively. As of December 31, 2005, our network was located in 16 airports where we operated 1,184 digital TV screens, and as of December 31, 2006, our network was located in 28 airports where we operated 1,562 digital TV screens. As of December 31, 2007, our network was located in 39 airports where we operated 26,921 digital TV screens, and we plan to gradually roll out our operations in the additional 14 airports where we have contractual concession rights to operate digital TV screens. We seek to continue to enter into concession rights agreements to operate digital TV screens in additional airports to further expand the breadth of our network.

Revenues from our digital TV screens on airplanes accounted for 30.0%, 25.8% and 25.4% of our total revenues for the period from August 7, 2005 to December 31, 2005, in 2006 and in 2007, respectively. As of December 31, 2005, our network was located on six airlines, and as of December 31, 2006 and 2007, our network was located on nine airlines.

Revenues from our digital frames in airports accounted for 2.9% of our total revenues in 2007. We started generating revenues from digital frames located in Beijing Capital International Airport in the fourth quarter of 2007. Our digital frames currently display advertisements across either a ten-minute or twenty-minute cycle. In contrast to the static nature of the advertisements on our current light box advertisement displays, this will give us more flexibility and allow us to increase our advertising capacity. We intend to significantly expand the number of digital frames in our network.

Revenues from our other displays accounted for 4.3%, 18.6% and 10.0% of our total revenues for the period from August 7, 2005 to December 31, 2005, in 2006 and in 2007, respectively. We have offered light box displays since the commencement of our operations and revenues generated from our light box advertisements accounted for 10.4% of our total revenues in 2006. We are in the process of upgrading our light box displays to digital frames. We also derive revenues from two 360-degree LED displays in two airports. We believe that our ability to broaden our service offerings and increase and diversify our revenue sources will be increasingly important in the future.

We exchange advertising time slots with other businesses for assets or services, such as digital TV screens and office rental from time to time. We recognized US$33,532, US$0.8 million and US$0.4 million in revenues from the exchange of our advertising time slots for assets or services for the period from August 7, 2005 to December 31, 2005, in 2006 and in 2007, respectively. No costs were directly attributable to these revenues.

Our PRC subsidiaries and consolidated variable interest entities are subject to PRC business tax and other sales related taxes at the rate of 8.5% on total revenues after deduction of certain costs of revenues permitted by the PRC tax laws. We deduct these business taxes and other sales taxes from revenues to arrive at net revenues.

Cost of Revenues

Our cost of revenues consists primarily of concession fees, agency fees and other costs, including digital TV screen depreciation costs, digital TV screen maintenance costs and non-advertising content costs. The following table sets forth the major components of our cost of revenues, both in absolute amounts and as percentages of net revenues for the periods indicated.

	Period from August 7, 2005 to December 31, 2005			Year ended December 31, 2006			Year ended December 31, 2007
	(in thousands except percentages)
Net revenues	US$	1,348	100.0%	US$	17,935	100.0%	US$	41,628	100.0%

Cost or revenues
Concession fees		(2,238)	(166.0)		(6,758)	(37.7)		(11,992)	(28.8)
Agency fees		(534)	(39.6)		(2,361)	(13.2)		(7,172)	(17.2)
Others		(417)	(31.0)		(921)	(5.1)		(2,201)	(5.3)

Total cost of revenues	US$	(3,189)	(236.6)%	US$	(10,040)	(56.0)%	US$	(21,365)	(51.3)%

Concession Fees

We incur concession fees to airports for placing and operating our digital TV screens and other displays and to airlines for placing our programs on their digital TV screens. These fees constitute a significant portion of our cost of revenues and accounted for approximately 166.0%, 37.7% and 28.8% of our net revenues in the period from August 7, 2005 to December 31, 2005, in 2006 and in 2007, respectively. Most of the concession fees are fixed under the concession rights contracts with escalation, meaning fixed increases over each year of the agreement, and payments are usually due three or six months in advance. The concession fees that we incur under concession rights contracts for our digital TV screen in airports vary by the airports’ passenger flow, the city where the airport is located and the profile of air passengers. The concession fees that we incur under concession rights contracts for our programs on airlines vary by the number of routes and airplanes, type of aircraft and the departure and destination cities.

Concession fees tend to increase over time as growth in passenger volume increases demand for air travel advertising among advertisers. Our concession fees have increased significantly due to the new concession rights contracts that we have entered into in 2007, including our September 2007 contracts for the operation of digital displays and digital frames at the newly constructed Terminal 3 of Beijing Capital International Airport. As some of our concession rights contracts are subject to renewal in the next several years, we may experience a significant increase in our concession fees in order to retain these concession contracts.

Agency Fees

We engage third-party agencies to help source advertising clients from time to time. These third-party agencies assist us in identifying and introducing advertisers to us. In return, we pay them fees if any of these advertisers generates advertising revenues for us. Fees that we pay to these third-party agencies are calculated based on a pre-set percentage of revenues generated from the clients introduced to us by the third-party agencies and are paid when payments are received from the clients. We record these agency fees as cost of revenues ratably over the period in which the related advertisements are displayed. Agency fees accounted for 39.6%, 13.2% and 17.2% of our net revenues in the period from August 7, 2005 to December 31, 2005, in 2006 and in 2007, respectively. We expect to continue using these third-party agencies in the near future.

Others. Our other cost of revenues accounted for 31.0%, 5.1% and 5.3% of our net revenues in the period from August 7, 2005 to December 31, 2005, in 2006 and in 2007, respectively, and include the following:

Display Equipment Depreciation. Generally, we capitalize the cost of our digital TV screens and recognize depreciation costs on a straight-line basis over the term of their useful lives, which we estimate to be five years. The primary factors affecting our depreciation costs are the number of digital TV screens in our network and the unit cost for those displays, as well as the remaining useful life of the displays.

Display Equipment Maintenance Cost. Our display maintenance cost consists of salaries for our network maintenance staff, travel expenses in relation to on-site visits and monitoring and costs for materials and maintenance in connection with the upkeep of our advertising network. The primary factor affecting our display equipment maintenance cost is the size of our network maintenance staff. As we add new digital TV screens and other media platforms, we expect that our network maintenance staff, and associated costs, will increase.

Non-advertising Content Cost. We do not produce or create any of the non-advertising content shown on our network. The non-advertising content played over our network is provided by third-party content providers either for free or at fixed prices. Some of the third-party content providers that currently do not charge us for their content may do so in the future and other third-party content providers may increase the prices for their programs over time. This may increase our cost of revenues in the future.

Operating Expenses

Our operating expenses consist of general and administrative expenses and selling and marketing expenses. The following table sets forth the two components of our operating expenses, both in absolute amount and as a percentage of net revenues for the periods indicated.

	Period from August 7, 2005 to December 31, 2005			Year ended December 31, 2006			Year ended December 31, 2007
	(in thousands except percentages)
Net revenues	US$	1,348	100.0%	US$	17,935	100.0%	US$	41,628	100.0%
Operating expenses
General and administrative expenses		(376)	(27.9)		(1,293)	(7.2)		(21,982)	(52.8)
Selling and marketing expenses		(461)	(34.2)		(2,751)	(15.3)		(4,813)	(11.6)

Total operating expenses	US$	(837)	(62.1)%	US$	(4,044)	(22.5)%	US$	(26,795)	(64.4)%

We expect that our operating expenses will further increase in the future as we expand our network and operations and enhance our sales and marking activities.

General and Administrative Expenses

General and administrative expenses accounted for 27.9%, 7.2% and 52.8% of our net revenues in the period from August 7, 2005 to December 31, 2005, in 2006 and in 2007, respectively. Our general and administrative expenses in 2007 included a one-time share-based compensation expense of US$17.5 million. General and administrative expenses consist primarily of office and utility expenses, salaries and benefits for general management, finance and administrative personnel, depreciation of office equipment, public relations related expenses and other administration related expenses. Excluding the US$17.5 million one-time share-based compensation expense in 2007, we expect that our general and administrative expenses will increase in the near term as we hire additional personnel and incur additional costs in connection with the expansion of our business and with being a publicly traded company since November 2007, including costs of enhancing our internal controls in compliance with Section 404 of the Sarbanes-Oxley Act.

Selling and Marketing Expenses

Selling and marketing expenses accounted for 34.2%, 15.3% and 11.6% of our net revenues in the period from August 7, 2005 to December 31, 2005, in 2006 and in 2007, respectively. Our selling and marketing expenses consist primarily of salaries and benefits for our sales and marketing personnel, office and utility expenses related to our selling and marketing activities, traveling expenses incurred by our sales personnel, expenses for the promotion, advertisement and sponsorship of media events, and other sales and marketing related expenses. We expect selling and marketing expenses to increase as we invest greater resources in sales and marketing of our air travel digital media network.

Minority Interest

On October 10, 2006, through our consolidated variable interest entity, AM Advertising, we acquired 75% of the equity interest in AirTV United, which holds a license granted by the SARFT to produce and operate television programs in airports and on airplanes. AirTV United entered into business cooperation agreements with AM Advertising and Shengshi Lianhe respectively in June 2007 to provide program collecting, selecting, editing and compiling services to AM Advertising and Shengshi Lianhe. We recorded minority interest in 2006 and 2007 to account for the interests of 25% held by the other shareholder in AirTV United.

Deemed Dividend on Series A and Series B Redeemable Convertible Preferred Shares

We issued an aggregate of 37,600,000 Series A Redeemable Convertible Preferred Shares pursuant to an agreement entered in October 2005. The Series A preferred shares were redeemable in whole or in part from time to time at the election of holders of majority Series A preferred shares or after the third anniversary of the date of issuance of the Series A Preferred Shares. The redemption price was at such an amount as to yield a 12% annualized effective internal rate of return with respect to the Series A preferred shares issue price, computed from the date of issuance of the Series A preferred shares until the date that the redemption payment had been paid in full, plus any declared but unpaid dividends thereon. We recorded the 12% premium over the redemption period as deemed dividends with debits to the accumulated deficit of $295,890, $1,440,000 and $1,201,000 in the period from August 7, 2005 to December 31, 2005, in 2006 and 2007, respectively.

We issued and sold 16,000,000 Series B preferred shares to third-party investors on June 8, 2007. The Series B preferred shares were redeemable in whole or in part from time to time at the election of holders of Series B preferred shares holding at least 25% of the then outstanding Series B preferred shares, on or after February 27, 2010. The redemption price was sufficient to yield a 12% annualized effective internal rate of return with respect to the Series B preferred shares issue price, computed from the date of issuance of the Series B preferred shares until the date that the redemption payment had been paid in full, plus any declared but unpaid dividends thereon. We accrued the 12% premium and the amortization of issuance cost over the redemption period as deemed dividends with debits to the retained earnings of US$2,152,000 for the year ended December 31, 2007.

The Series A and Series B preferred shares were automatically converted into our ordinary shares upon the completion of our initial public offering in November 2007.

Taxation

Under the current laws of the Cayman Islands, we are not subject to tax on its income or capital gains. In addition, payments of dividends by us are not subject to withholding tax in the Cayman Islands.

PRC Enterprise Income Tax

Under the PRC tax laws effective prior to January 1, 2008, companies established in China were generally subject to a state and local enterprise income tax, or EIT, at statutory rates of 30% and 3%,

respectively. In addition, an enterprise qualified as a “high and new technology enterprise” and located in a “national high-tech development zone” was entitled to a preferential EIT rate of 15% and an exemption from the EIT for two years commencing with its first profitable year, and a 50% reduction of its applicable EIT rate for the succeeding three years. In addition, an enterprise qualified as a “high and new technology enterprise” located in the Beijing New Technology Industry Development Zone was entitled to a preferential EIT rate of 15% and will enjoy an exemption from the EIT for the first three years of its establishment and a 50% reduction of the EIT for the succeeding three years. The qualification of “high and new technology enterprise” is subject to an annual or biennial evaluation by the relevant government authority in China.

Under the prior PRC tax laws, AM Technology, which is registered and operates in the Beijing New Technology Industry Development Zone, qualified as a “ high and new technology enterprise” located in a high-tech zone in Beijing and, therefore, was entitled to a three-year exemption from EIT from year 2006 to 2008, a preferential tax rate of 7.5% from year 2009 to 2011, and a preferential tax rate of 15% thereafter as long as it continues to qualify as a “new or high-technology enterprise”. Under the prior PRC tax laws, Shengshi Lianhe, AirTV United, AM Film and AirMedia UC were subject to a 33% income tax rate and AM Advertising was subject to zero percent income tax in 2006 and 2007 pursuant to a tax incentive policy granted by the local tax authority in Beijing. Shenzhen AM qualified as a “new or high-technology enterprise” located in Shenzhen and, therefore, was entitled to a preferential tax rate of 15% in 2007.

The new PRC tax law became effective on January 1, 2008. Under the new PRC tax law, foreign-invested enterprises, and domestic companies are subject to EIT at a uniform rate of 25%. In addition, certain enterprises may still benefit from a preferential tax rate of 15% under the new PRC tax law if they qualify as “high and new technology enterprises supported by the State”. According to the Implementation Regulations of the Enterprise Income Tax Law which took effect on January 1, 2008, the “high and new technology enterprises strongly supported by the State” shall refer to an enterprise that owns the core proprietary intellectual property rights and fulfills all of the conditions stipulated therein. However, no verification and administrative measures relating to “high and new technology enterprises strongly supported by the State” have been issued by the relevant government authorities under the State Council. We cannot assure you that any of our subsidiaries or variable interest entities will be qualified as “high and new technology enterprises strongly supported by the State” under the new PRC tax law and entitled to the preferential tax rate of 15%.

On December 26, 2007, the State Council issued the Circular 39. Based on Circular 39, certain enterprises established before March 16, 2007 that were eligible for preferential tax treatments according to then effective tax laws and regulations are eligible for a gradual rate increase to 25% over the 5-year period beginning from January 1, 2008. Specifically, the applicable rates under such an arrangement for such enterprises that enjoyed the 15% tax rate prior to the effectiveness of the new PRC tax law will be 18% in 2008, 20% in 2009, 22% in 2010, 24% in 2011 and 25% in 2012, respectively. According to the Notice on Prepayment of EIT issued by the State Administration of Taxation on January 30, 2008, the gradually increased EIT rate during the transition period may not be applicable to the high and new technology enterprises. The high and new technology enterprises will be subject to EIT at 25% since 2008 if the high and new technology enterprises certified under the previous tax regulations cannot qualify as high and new technology enterprises under the new EIT law and regulations.

Under the new PRC tax laws, Shengshi Lianhe, AirTV United, AM Film, AirMedia UC and AM Advertising are all currently subject to EIT on the taxable income at the rate of 25%. Shenzhen AM will continue to benefit from a preferential tax rate of 15%, subject to any other applicable regulations, if Shenzhen AM qualifies as a “high and new technology enterprise strongly supported by the State” under the new PRC tax law. Otherwise, Shenzhen AM would be subject to EIT on the taxable income at the gradual rate. If AM Technology qualifies as a “high and new technology enterprise strongly supported by the State” under the new PRC tax law, it will continue to benefit from a preferential tax rate of 15%, subject to any other applicable regulations. Otherwise, if AM Technology is not eligible for the gradual rate increase, it would be subject to 25% uniform EIT rate. Because further detailed regulations and administrative measures for the assessment of the “high and new technology enterprises supported by the State” or the eligibility for the gradual tax increase have not been promulgated, it is unclear whether or not Shenzhen AM and AM Technology will qualify as a “high and new technology enterprises supported by the State” and be subject to the preferential tax rate or be eligible for the gradual tax increase. An increase in Shenzhen AM and AM Technology’s EIT rate pursuant to the new PRC tax law may have a material adverse effect on our results of operations.

Because of the uncertainty of the applicable tax rates of us and our subsidiaries under the new PRC tax law, we used the highest possible tax rates in the calculation of deferred tax balances as of December 31, 2007. If the applicable tax rates are finally determined with variance from the rates we used in deferred tax calculation, then our present net deferred tax balance may be materially changed. The difference would be reflected in our consolidated statement of operations in the period during which the applicable tax rates are finally determined.

Furthermore, under the new PRC tax law, a “resident enterprise,” which includes an enterprise established outside of China with management located in China, are subject to PRC income tax. If the PRC tax authorities subsequently determine that the Company and its subsidiaries established outside of China should be deemed as a resident enterprise, the Company and its subsidiaries established outside of China will be subject to PRC income tax at a rate of 25%. In addition, under the new PRC enterprise income tax law, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign investors who are non-resident enterprises will be subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The British Virgin Islands, where our wholly-owned subsidiary and the 100% shareholder of Shenzhen AM is incorporated, does not have such a tax treaty with China. AirMedia (China) Limited, the 100% shareholder of AM Technology, is incorporated in Hong Kong. According to the Mainland and Hong Kong Special Administrative Region Arrangement on Avoiding Double Taxation or Evasion of Taxation on Income agreed between China and Hong Kong in August 2006, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise). The new PRC tax law provides, however, dividends distributed between qualified resident enterprises are exempted. Notwithstanding the foregoing provision, according to the Implementation Regulations of the Enterprise Income Tax Law, the qualified dividend and profit distribution from equity investment between resident enterprises shall refer to investment income derived by a resident enterprise from the direct investment in other resident enterprises with exception to the investment income from circulating stocks issued publicly by resident enterprises and traded on stock exchanges where the holding period is less than 12 months. As the term “resident enterprises” needs further clarification and interpretation, we cannot assure you that the dividends distributed by Shenzhen AM and AM Technology to their direct shareholders would be regarded as dividends distributed between qualified resident enterprises, and be exempted from the EIT. See “Item 3. Key Information — D. Risk Factors —Risks Related to our Business—Dividends payable to us by our wholly-owned operating subsidiaries may be subject to PRC withholding taxes, or we may be subject to PRC taxation on our worldwide income and dividends distributed to our investors may be subject to PRC withholding taxes under the new PRC tax law.”

Critical Accounting Policies

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect our reporting of, among other things, assets and liabilities, contingent assets and liabilities and revenues and expenses. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and other factors that we believe to be relevant under the circumstances. Since our financial reporting process inherently relies on the use of estimates and assumptions, our actual results could differ from our expectations. This is especially true with some accounting policies that require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our audited consolidated financial statements because they involve the greatest reliance on our management’s judgment.

Revenue Recognition

We derive revenues from selling advertising time slots on our air travel digital media network. A substantial portion of our advertising revenues are generated from digital TV screens in airports and on airplanes. We also provide advertising services to customers in digital frames and other displays such as light box displays, 3D displays and 360-degree LED mega displays which are mainly installed in some specific areas in some of the airports. For the year ended December 31, 2007, substantially most of the advertising revenues are generated from digital TV screens in airports and digital TV screens on airlines.

We typically sign standard contracts with our advertising customers, which require us to run the advertiser’s advertisements on our network in specified airports and on specified airplanes for a period of time.

We recognize advertising revenues ratably over the performance period for which the advertisements are displayed, so long as collection of the fees remains probable.

Deferred Revenue

Prepayments from customers for advertising service are deferred and recognized as revenue when the advertising services are rendered.

Non-monetary Exchanges

We periodically exchange advertising time slots with other entities for assets or services, such as digital TV screen network equipment and office rental. Consistent with the guidance in APB Opinion No. 29 Accounting for Nonmonetary Transactions, as amended by FASB Statement No. 153 Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, such transactions are accounted for as nonmonetary exchange, and based on guidance in EITF 99-17 Accounting for Advertising Barter Transactions, we recognize revenue and assets/expenses of the exchanges based on the fair value of the advertising provided, which can be determined based on our historical practice of receiving cash. For the period from August 7, 2005 to December 31, 2005, the year ended December 31, 2006 and the year ended December 31, 2007, the amounts of revenues recognized for nonmonetary transactions were US$33,532, US$0.8 million and US$0.4 million, respectively. No costs are directly attributable to these revenues.

Concession Fees

We entered into concession rights contracts under which we have the right to use airport and airline equipment and locations to display advertisements. The contract terms of a majority of such concession rights are three to five years and are renewable upon negotiation. The concession rights contracts are treated as operating lease arrangements.

Fees under concession right agreements with airports and airlines are usually due every three or six months. Payments made are recorded as current assets and current liabilities according to the respective payment terms. Most of the concession fees are fixed with escalation, which means fixed increase over each year of the agreement. The total concession fee under each concession right agreement is charged to the consolidated statements of operations on a straight-line basis over the agreement periods, which is generally between three and five years.

Agency Fees

We pay agency fees to advertising agencies, which assist us in identifying and introducing advertisers to us, based on a certain percentage of revenue made through the advertising agencies upon receipt of payment from advertisers. The agency fees are direct costs to generate revenues and they are charged to the consolidated statement of operation ratably over the period in which the advertising is displayed.

Prepaid and accrued agency fees are recorded as current assets and current liabilities according to the relative timing of payments made and advertising services provided.

Consolidation of Variable Interest Entity

PRC laws and regulations currently limit foreign ownership of companies that provide advertising services, including out-of-home advertising services. In order to comply with these foreign ownership restrictions, we conduct substantially all of our activities through our variable interest entities Shengshi Lianhe, AM Advertising, AirMedia UC and their subsidiaries. We have entered into a series of contractual arrangements with Shengshi Lianhe, AM Advertising, AirMedia UC and their subsidiaries.

Through these contractual arrangements, we have the ability to effectively control Shengshi Lianhe, AM Advertising, AirMedia UC and their subsidiaries and are considered the primary beneficiary of Shengshi Lianhe, AM Advertising, AirMedia UC and their subsidiaries. Accordingly, Shengshi Lianhe, AM Advertising, AirMedia UC and their subsidiaries are variable interest entities of our company under U.S. GAAP and we consolidate their results in our consolidated financial statements.

Acquired Intangible Assets

Acquired intangible assets represents a TV program production and operation license, or TV program license, which is carried at cost less accumulated amortization. The license has a perpetual life but is subject to annual compliance reviews by a government agency. We have determined that the license has an estimated economic useful life of 20 years and computed the amortization using the straight-line method.

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, we measure impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we would recognize an impairment loss based on the fair value of the assets.

Income Taxes

We recognize deferred income taxes for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits, by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. We record current income taxes in accordance with the laws and regulations applicable to us as enacted by the relevant tax authorities.

In June 2006, the FASB issued Interpretation No. 48 Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109, or FIN 48. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006, with early adoption permitted. We have elected to early adopt FIN 48 from August 7, 2005 as we did not issue the prior year’s audited consolidated financial statements. The adoption of FIN 48 had no significant impact on our accounting for income taxes for the years ended December 31, 2006 and 2007.

Net Income (Loss) Per Share

In accordance with SFAS No. 128 Computation of Earnings Per Share, and EITF 03-6, Participating Securities and the Two-Class Method under FASB Statement No. 128, or SFAS 128, basic net income (loss) per share are computed by dividing net income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income is allocated on a pro rata basis to each class of ordinary shares and other participating securities based on their participating rights. Net losses applicable to holders of ordinary shares are allocated to ordinary shares because the Series A preferred shares are not contractually obligated to participate in sharing losses.

The holders of Series A preferred shares and Series B preferred shares were entitled to share dividends on a pro rata basis, as if their shares had been converted into ordinary shares. Accordingly, we have used the two-class method in computing net income (loss) per share.

We had convertible redeemable preferred shares and stock options which could potentially dilute basic earnings per share in the future. To calculate the number of shares for diluted income per share, the effect of the convertible redeemable preferred shares is computed using the if-converted method; the effect of the stock options is computed using the treasury stock method.

Share-based Compensation

On July 2, 2007, July 20, 2007 and November 29, 2007, our board of directors granted a total of

9,855,000 share options to our executive officers, directors and employees. Our board of directors granted 340,000 share options and 200,000 share options to certain consultants on July 20, 2007 and November 29, 2007, respectively. All of the options granted on July 2, 2007 and July 20, 2007 have an exercise price of US$2.00 per share with an incentive plan term of 10 years and vest over a three year period with one-twelfth of the options vesting each quarter from the date of the grant. All of the options granted on November 29, 2007 have an exercise price of US$8.50 per share with an incentive plan term of five years and vest over a three-year period with one-twelfth of the options vesting each quarter from the date of the grant.

For the options granted to our executive officers, directors and employees, we have accounted for these options to employees in accordance with SFAS No.123(R)—Share-Based Payment by recognizing compensation expenses based on the grant-date fair value over the period during which the grantee is required to provide service in exchange for the award. For the options granted to consultants, we have accounted for these options in accordance with EITF 96-18—Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. The compensation expenses relating to options granted to these consultants have been recognized entirely in July and November 2007 at the time the options were granted.

The fair value of the option award is estimated on the date of grant using the Black-Scholes option pricing model that uses the assumptions noted in the following table. The Black-Scholes model is one of the most commonly used models that meet the criteria required by SFAS No.123(R) in estimating fair value of employee share options.

	Options Granted on July 2, 2007		Options Granted on July 20, 2007		Options Granted on November 29, 2007
Fair value of ordinary shares	US$	1.92	US$	1.92	US$	8.5

Risk-free interest rate		5.48%		5.57%		3.19%
Expected life range (number of years)		5.81		5.81		3.5
Expected dividend yield		0.00		0.00		0.00
Expected volatility		40.90%		40.70%		39.00%
Fair value of awarded options	US$	0.897	US$	0.897	US$	5.61

The risk-free rate for periods within the expected life of the option is based on the implied yield rates of China International Bond denominated in US dollars as of the valuation date. The expected life of options represents the period of time the granted options are expected to be outstanding. As we did not grant options before, no historical exercising pattern could be followed in estimating the expected life. Therefore, the expected life is estimated as the average of the contractual term and the vesting period. The employees that were granted the share options are expected to exhibit similar behavior. As we expected to grow the business with internally generated cash, we do not expect to pay dividend in the foreseeable future. Because we do not maintain an internal market for our shares, the expected volatility was based on the historical volatilities of comparable publicly traded companies engaged in similar business.

In determining the fair value of ordinary shares underlying the options granted on July 2, 2007 and July 20, 2007, we have considered the guidance prescribed by the AICPA Audit and Accounting Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation,” or the Practice Aid. Specifically, paragraph 16 of the Practice Aid indicates a hierarchy in deciding on the type of valuation to perform and the valuation specialist to use. We have followed the “level A” recommendation of the Practice Aid by establishing the fair value of the shares in contemporaneous valuation by an independent appraiser. We have engaged an independent appraiser to assist in our determination of the fair value of our ordinary shares and the fair value of options granted in July 2007. The fair value of options granted in November 2007 was based upon the market price of our shares at the date of option grant.

Determining the fair value of ordinary shares underlying the options granted on July 2, 2007 and July 20, 2007 requires making complex and subjective judgments regarding projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of grant.

For the 9,855,000 options granted to our executive officers, directors and employees on July 2, 2007, July 20, 2007 and November 29, 2007 and based on the fair value of the awarded options, there were US$4,127,000, US$2,804,000 and US$5,974,650 respectively, of total unrecognized compensation expenses and such compensation expenses will be recognized as expenses over the vesting period of three years from the respective grant dates. For the 340,000 options granted to our consultants in July 2007, the compensation expense was US$305,000 which has been recognized in July 2007 as the consultants are not obligated to provide services to us in the future. For the 200,000 options granted to our consultants in November 2007, the compensation expense would be recognized in the following three years during which the consultants would provide services to us.

We have also incurred a one-time share-based compensation charge in the amount of US$17.5 million in connection with the transfer of 5,000,000 ordinary shares in September 2007 by a principal shareholder of our company to Mr. Herman Man Guo in recognition of his service as our chairman and chief executive officer. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions—Private Placements—Series A Preferred Shares.” We determined the fair value of our ordinary shares as of the date of the share transfer based on the then estimated preliminary valuation of our company in connection with our initial public offering. This charge is included in our general and administrative expenses for the year ended December 31, 2007.

Our Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated both in absolute amounts and as percentages of net revenues. This information should be read together with our consolidated financial statements, including the related notes, that appear elsewhere in this annual report. Our limited operating history makes it difficult to predict our future operating results. Therefore, our historical consolidated results of operations are not necessarily indicative of our results of operations you may expect for any future period.

	Period from August 7, 2005 to December 31, 2005		Year ended December 31, 2006		Year ended December 31, 2007
	(in thousands, except share, per share and per ADS data)
Consolidated Statements of Operations Data:
Revenues:
Digital TV screens in airports	US$	887	US$	10,502	US$	26,921
Digital TV screens on airplanes		405		4,868		11,093
Digital frames in airports		—		—		1,263
Other displays		58		3,526		4,334

Total revenues		1,350		18,896		43,611
Business tax and other sales tax		(2)		(961)		(1,983)

Net revenues		1,348		17,935		41,628

Cost of revenues		(3,189)		(10,040)		(21,365)

Gross profit (loss)		(1,841)		7,895		20,263

Operating expenses:
Selling and marketing		(461)		(2,751)		(4,813)
General and administrative		(376)		(1,293)		(21,982)

Total operating expenses		(837)		(4,044)		(26,795)

Income (loss) from operations		(2,678)		3,851		(6,532)
Interest income		3		17		1,745
Income tax benefits		273		197		195
Minority interest		—		1		2
Loss of equity accounting investment		—		—		(520)

Net income (loss)	US$	(2,402)	US$	4,066	US$	(5,110)

The following table presents selected operating data for the period from August 7, 2005 to December 31, 2005, the year ended December 31, 2006 and the year ended December 31, 2007.

	Period from August 7, 2005 to December 31, 2005		Year ended December 31, 2006		Year ended December 31, 2007
	(in thousands)
Selected Operating Data:
Digital TV screens in airports
Number of airports in operation		16		28		39
Number of screens in our network airports		1,184		1,562		2,041
Number of time slots available for sale(1)		14,800		42,800		77,574
Number of time slots sold(2)		1,139		14,409		28,359
Utilization rate(3)		7.7%		33.7%		36.6%
Average advertising revenue per time slot sold(4)	US$	778	US$	729	US$	949
Digital TV screens on airplanes
Number of airlines in operation		6		9		9
Number of screens on our network airplanes		11,201		16,015		17,417
Number of time slots available for sale(1)		224		1,356		1,752
Number of time slots sold(2)		27		568		845
Utilization rate(3)		12.3%		41.9%		48.2%
Average advertising revenue per time slot sold(5)	US$	14,745	US$	8,572	US$	13,132

Notes:	(1)	We define a time slot as a 30-second equivalent advertising time unit which is shown during each advertising cycle on a weekly basis in a given airport or on a monthly basis on the routes of a given airline, respectively. Our airport advertising programs are shown repeatedly on a daily basis during a given week in one-hour cycles and each hour of programming includes 25 minutes of advertising content, which allows us to sell a maximum of 50 time slots per week. The number of time slots available for our digital TV screens in airports during the period presented is calculated by multiplying the time slots per week per airport by the number of weeks during the period presented when we had operations in each airport and then calculating the sum of all the time slots available for each of our network airports. The length of our in-flight programs typically ranges from approximately 45 minutes to an hour per flight, approximately five to 13 minutes of which consist of advertising content. The number of time slots available for our digital TV screens on airplanes during the period presented is calculated by multiplying the time slots per airline per month by the number of months during the period presented when we had operations on each airline and then calculating the sum of all the time slots for each of our network airlines.
	(2)	Number of time slots sold refers to the number of 30-second equivalent advertising time units sold during the period presented.
	(3)	Utilization rate refers to total time slots sold as a percentage of total time slots available for sale during the relevant period.
	(4)	Average advertising revenue per time slot sold for digital TV screens in airports is calculated by dividing our revenues derived from digital TV screens in airports by the number of time slots sold for digital TV screens in airports.
	(5)	Average advertising revenue per time slot sold for digital TV screens on airplanes is calculated by dividing our revenues derived from digital TV screens on airplanes by the number of time slots sold for digital TV screens on airplanes.

We do not believe that our results of operations for the period from August 7, 2005, the date we commenced operations, to December 31, 2005 is directly comparable to our results of operations for the full year 2006. The primary reason for the significant increases in revenues, net income and costs and expenses from 2005 to 2006 are primarily attributable to the significant increases in our operational results, which are reflected in the table above, and the start-up nature of our business in the approximate four month period in 2005. As a result, no such comparison of these two periods is presented in the following paragraphs.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Net Revenues. Our net revenues increased by 132.1% from US$17.9 million in 2006 to US$41.6 million in 2007. The increase was primarily due to (1) a significant increase in revenues generated from the sale of advertising time slots of our digital TV screens in airports from US$10.5 million in 2006 to US$26.9 million in 2007, (2) an increase in revenues generated from the sale of advertising time slots of the digital TV screens on airplanes from US$4.9 million in 2006 to US$11.1 million in 2007, and (3) revenues of US$1.3 million generated from the sale of advertising time slots of our digital frames in airports in the fourth quarter of 2007.

The increases were due in large part to the expansion of our network coverage from 28 airports as of December 31 2006 to 39 airports as of December 31, 2007, respectively. In addition, in the beginning of 2007, we increased the length of our advertising cycle in airports from 20 minutes per hour of our programs to 25 minutes per hour. As a result of the greater breadth of our network coverage and the longer advertising cycle, the number of advertising time slots available for sale in airports increased from 42,800 in 2006 to 77,574 in 2007. The number of advertising time slots available for sale on airlines increased from 1,356 in 2006 to 1,752 in 2007.

The number of time slots sold for airports increased from 14,409 in 2006 to 28,359 in 2007. For airlines, the number of time slots sold increased from 568 in 2006 to 845 in 2007. The increases were due to (1) the growing acceptance of the emerging air travel digital advertising, (2) our rapid build-up of our brand and reputation among advertising clients, and (3) the increase in the number of network airports and airlines in which we operated. As a result, our utilization rates increased from 33.7% in 2006 to 36.6% in 2007 for airports, and from 41.9% to 48.2% for airlines for those same periods.

In addition, average selling prices per time slot sold increased for both airports and airlines as we increased the list prices for our advertising time slots of the digital TV screens in airports and on airplanes twice by over 30% each time in April 2007 and October 2007. The average selling price per time slot sold for our network airports increased from US$729 to US$949 in 2006 and 2007, respectively. For network airlines, the average selling price per time slot sold increased from US$8,572 to US$12,132 for those periods.

We started generating revenues from digital frames located in Beijing Capital International Airport in the fourth quarter of 2007. We upgraded 90 light box displays to 46-inch digital frames at Terminal 2 of Beijing Capital International Airport and have begun placing clients’ advertisements on these frames since the beginning of December 2007. As of December 31, 2007, we had installed 328 46-inch digital frames at Terminal 3 of Beijing Capital International Airport. The new digital frames at Terminal 3 have begun displaying paid advertisements when Terminal 3 was open for testing at the end of February 2008. We intend to significantly increase the number of our digital frames in the near future.

Cost of Revenues. Our cost of revenues increased from US$10.0 million in 2006 to US$21.4 million in 2007. The increase was primarily due to an increase in concession fees from US$6.8 million in 2006 to US$12.0 million in 2007. Our cost of revenues as a percentage of our total net revenues decreased from 56.0% in 2006 to 51.3% in 2007.

The increase in concession fees was due primarily to the significant increase in the number of concession rights contracts that we had, from 49 as of December 31, 2006 to 107 as of December 31, 2007, and the higher amounts of concession fees that we incurred in 2007 after the renewal of certain existing concession rights contracts. The increase in third-party agency fees we paid was due to the increase in the number of agencies that we used and in the number of customers that these third-party agencies helped us source as we sought to grow our business to fill a larger number of time slots available for sale and at higher prices.

Operating Expenses. Our operating expenses increased by 564.8% from $4.0 million in 2006 to US$26.8 million in 2007. Operating expenses as a percentage of our total net revenues increased from 22.5% in 2006 to 64.4% in 2007. Our total operating expenses in 2007 included a one-time share-based compensation expenses of US$17.5 million. Our operating expenses excluding share-based compensation expenses and amortization of acquired intangible assets were US$7.4 million in 2007, increased by 86.4% from US$4.0 million in 2006. Total operating expenses excluding share-based compensation expenses and amortization of acquired intangible assets as a percentage of net revenues in fiscal year 2007 decreased to 17.9% in 2007 from 22.2% in 2006.

•

Selling and Marketing Expenses. Our selling and marketing expenses increased from US$2.8 million in 2006 to US$4.8 million in 2007. This increase was primarily due to an increase of US$1.0 million in salaries and benefits for our sales and marketing personnel as we grew our sales staff, an increase of US$0.4 million in office and utility expenses related to our sales and marketing activities, and an increase of US$0.3 million in travel expenses incurred by our sales and marketing personnel.

•

General and Administrative Expenses. Our general and administrative expenses increased from US$1.3 million in 2006 to US$22.0 million in 2007, primarily due to an increase of 17.5 million in share-based compensation expenses in connection with the one-time share transfer of 5,000,000 ordinary shares in September 2007 and the employee stock option grants made in 2007, an increase of US$0.5 million in salaries and benefits for our administrative personnel as our operations have grown and an increase of approximately US$0.3 million in professional fees.

Net Income. As a result of the foregoing, we had net loss of US$5.1 million in 2007, as compared to our net income of US$4.1 million in 2006 as a result of an one-time share-based compensation expense of US$17.5 million in connection with the share transfer of 5,000,000 ordinary shares in September 2007 by a principal shareholder of our company to Mr. Herman Man Guo, our chairman and chief executive officer.

Our Consolidated Results of Operations for the Period from August 7, 2005 to December 31, 2005

Net Revenues. We had net revenues of US$1.4 million for the period from August 7, 2005 to December 31, 2005 from the sale of advertising time slots on our air travel digital media network, including US$0.9 million from the sale of advertising time slots of our digital TV screens in airports, US$0.4 million from the sale of advertising time slots of our digital TV screens on airplanes and US$0.1 million from the sale of advertising time slots of our other displays.

Cost of Revenues. Our total cost of revenues of US$3.2 million for the period from August 7, 2005 to December 31, 2005 primarily consisted of US$2.2 million in concession fees paid to place and operate our digital TV screens and to place our programs on their digital TV screens, US$0.5 million in agency fees that we paid to third-party agencies and US$0.4 million in airport display equipment depreciation.

Operating Expenses. Our total operating expenses of US$0.8 million for the period from August 7, 2005 to December 31, 2005 consisted of US$0.5 million in selling and marketing expenses and US$0.4 million in general and administrative expenses.

•

Selling and marketing expenses. Our US$0.5 million in selling and marketing expenses primarily consisted of US$0.2 million salaries and benefits for our sales and marketing personnel and US$0.2 million associated with the promotion and advertisement of our advertising services;

•	General and administrative expenses. Our US$0.4 million in general and administrative expenses primarily consisted of US$0.2 million in office and utility expenses.

Income taxes. For the period from August 7, 2005 to December 31, 2005, we recorded US$0.3 million in income tax benefits as a result of the recognition of certain deferred tax assets that we believe can be realized in the future.

Net Loss. As a result of the foregoing, we had net loss of US$2.4 million for the period from August 7, 2005 to December 31, 2005.

Inflation

In recent years, China has not experienced significant inflation, and thus historically inflation has not had a significant effect on our business. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in China was 3.9%, 1.8%, 1.5% and 4.8% in 2004, 2005, 2006 and 2007, respectively.

B.	Liquidity and Capital Resources

To date, we have financed our operations primarily through internally generated cash, the sale of preferred shares in private placements and the proceeds we received from our public offering. As of December 31, 2007, we had approximately US$210.9 million in cash. We generally deposit our excess cash in interest bearing bank accounts. Although we consolidate the results of our variable interest entities in our consolidated financial statements, we can only receive cash payments from them pursuant to our contractual arrangements with them and their shareholders. See “Item 4. Information on the Company – C. Organizational Structure.”

Our principal uses of cash primarily include capital expenditures, contractual concession fees and, to a lesser extent, salaries and benefits for our employees and other operating expenses. We expect that these will remain our principal uses of cash in the foreseeable future. However, we may use additional cash to fund strategic acquisitions, although we are not currently negotiating any material acquisitions.

The following table shows our cash flows with respect to operating activities, investing activities and financing activities for the period from August 7, 2005 to December 31, 2005, in 2006 and 2007:

	Period from August 7, 2005 to December 31, 2005		Year ended December 31, 2006		Year ended December 31, 2007
	(in thousands)
Net cash provided by (used in) operating activities	US$	(3,277)	US$	2,020	US$	(6,510)
Net cash used in investing activities		(762)		(5,346)		(15,673)
Net cash provided by financing activities		6,984		2,285		229,989
Net increase (decrease) in cash		2,952		(866)		208,829
Effect of exchange rate changes on cash		7		175		1,023
Cash at the beginning of the period		—		2,952		2,086
Cash at the end of the period		2,952		2,086		210,915

Operating Activities

Net cash used in operating activities was US$6.5 million for the year ended December 31, 2007. This was primarily attributable to (1) an increase of US$11.7 million in prepaid concession fees under our concession rights contracts to the airports and airlines, (2) an increase of US$7.8 million in accounts receivable from our customers due to our increased sales, and (3) an increase of US$3.8 million in long term-deposits primarily as security for office rental deposits. The foregoing was partly offset by (1) our net profit of US$16.2 million from the operation of our networks, (2) an increase of US$1.6 million in accounts payable primarily consisting of the concession fees payable under our concession rights contracts for our digital TV screens or programs due to the expansion of our network coverage and increased number of concession rights contracts.

We had cash provided by operating activities of US$2.0 million in 2006. This was primarily attributable to (1) our net income of US$4.1 million generated from the operation of our advertising networks, (2) an increase of US$1.8 million in accounts payable primarily consisting of the concession fees payable under our concession rights contracts for our digital TV screens or programs due to the expansion of our network coverage, and (3) an increase of US$1.0 million in deferred revenues derived from prepayment by customers due to our increased sales. The foregoing was partly offset by (1) an increase of US$4.5 million in accounts receivable from our customers due to our increased sales, and (2) an increase of US$1.1 million in other current assets primarily attributable to our prepayment of agency fees to third-party agencies and advance payments to our employees.

We used US$3.3 million cash for operating activities for the period from August 7, 2005 to December 31, 2005. This was primarily attributable to (1) our net loss of US$2.4 million, (2) an increase of US$1.0 million in accounts receivable from our customers due to our increased sales, and (3) an increase of US$0.6 million in long term deposits as security deposits for our concession fees. The foregoing was partly offset by an increase of US$0.8 million in accounts payable primarily consisting of the concession fees payable under our concession rights contracts for our digital TV screens or programs due to the expansion of our network coverage.

Investing Activities

Net cash used in investing activities amounted to US$15.7 million for the year ended December

31, 2007, mainly as a result of (1) our purchases of equipment, primarily digital TV screens, for US$13.0 million, and (2) the final US$1.3 million payment to acquire a 75% equity interest in AirTV United. The initial US$2.0 million payment of the total consideration of US$3.3 million for the 75% equity interest was paid in 2006. We also used $1.3 million for a long-term investment in connection with our acquisition of a 51% equity interest in Beijing Aiyike.

Net cash used in investing activities in 2006 amounted to US$5.3 million, mainly as a result of our purchases of equipment, primarily digital TV screens, for US$3.3 million and the purchase of intangible assets, primarily to acquire a 75% equity interest in AirTV United, for an initial US$2.0 million payment out of total consideration of US$3.3 million, the balance of which was recorded as amount due to a related party as of December 31, 2006.

Net cash used in investing activities in the period from August 7, 2005 to December 31, 2005 amounted to US$0.8 million, as a result of our equipment purchases, primarily digital TV screens, office equipment and vehicles, for US$0.8 million.

Financing Activities

Net cash provided by financing activities amounted to US$230.0 million for the year ended December 31, 2007, mainly as a result of (1) US$190.8 million of the proceeds from our initial public offering in November 2007, (2) the US$39.0 million of net proceeds from our Series B preferred share placement in June 2007, and (3) the final drawdown of US$2.9 million of the total US$12.0 million proceeds from our Series A preferred share placements.

Net cash provided by financing activities in 2006 amounted to US$2.3 million, mainly as a result of US$3.1 million of proceeds from our Series A preferred share placements, partly offset by our repayment of note payable of US$0.8 million.

Net cash provided by financing activities in the period from August 7, 2005 to December 31, 2005 amounted to US$7.0 million, mainly as a result of an initial drawdown of US$6.0 million out of the US$12.0 million proceeds from our Series A preferred share placements, proceeds of US$0.8 million from note payables to two unrelated individuals and proceeds of US$0.2 million from shareholders loans.

Capital Expenditures

We incurred capital expenditures of US$1.3 million, US$7.4 million and US$13.0 million for the period from August 7, 2005 to December 31, 2005, in 2006 and in 2007, respectively. Our capital expenditures were made primarily to purchase digital TV screens, digital frames and associated equipment for our network. We also periodically exchange advertising time slots with other entities for digital TV screens, other equipment and office rental through barter transactions.

We expect to incur capital expenditures of approximately US$35 million in 2008 primarily to purchase additional digital TV screens and associated equipment and upgrade our light box displays to digital frames and install additional digital frames.

We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for capital expenditures for the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from lending institutions.

C.	Research and Development, Patents and Licenses, Etc.

Intellectual Property

To protect our brand and other intellectual property, we rely on a combination of trademark and trade secret laws as well as confidentiality agreements with our employees, sales agents, contractors and others. We are in the process of registering three trademarks in China, including “ ,” “AirMedia” and our business logo. We have registered our domain name www.AirMedia.net.cn with the Internet Corporation for Assigned Names and Numbers. We do not hold any patents or copyrights and cannot be certain that our efforts to protect our intellectual property rights will be adequate or that third parties will not infringe or misappropriate these rights.

We cannot assure you that our efforts to protect our intellectual property rights will be adequate or that third parties will not infringe or misappropriate these rights. If others are able to copy and use our proprietary information and operational system and other proprietary technology platform without spending time and resources to develop their own, we may not be able to maintain our competitive position. Furthermore, the application of laws governing intellectual property rights in China is uncertain and evolving and could involve substantial risks to us. If litigation is necessary to enforce our intellectual property rights or determine the scope of the proprietary rights of others, we may have to incur substantial costs or divert other resources, which could harm our business and prospects.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year 2007 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F.	Tabular Disclosure of Contractual Obligations

We have entered into operating lease agreements primarily for our office spaces in China. These leases expire through 2009 and are renewable upon negotiation. In addition, the contract terms of our concession rights contracts are usually three to five years. Most of these concession rights expire through 2011 and are renewable upon negotiation. The following table sets forth our contractual obligations and commercial commitments as of December 31, 2007:

	Payment Due by Period
	Total		Less than 1 year		1-3 years		3-5 years		more than 5 years
	(in thousands)
Operating lease agreements	US$	2,201	US$	1,142	US$	1,059	US$	—	US$	—
Concession rights contracts		108,948		38,494		69,018		1,436		—

Total	US$	111,149	US$	39,636	US$	70,077	US$	1,436	US$	—

Other than the obligations set forth above, we did not have any long-term debt obligations, operating lease obligations, purchase obligations or other long-term liabilities as of December 31, 2007.

As of December 31, 2007, we were contractually obligated to pay US$108.9 million under our concession rights contracts. The significant increase in our contractual payment obligations compared to December 31, 2006 was due to the new concession rights contracts we entered into in 2007, including our September 2007 contracts for the operation of digital TV screens and digital frames at the newly constructed Terminal 3 of Beijing Capital International Airport.

G.	Safe Harbor

This annual report on Form 20-F contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. The forward-looking statements are contained principally in the sections entitled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other and similar expressions. Forward-looking statements involve inherent risks and uncertainties.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include:

•	our anticipated growth strategies;

•	our future business development, results of operations and financial condition;

•	our plans to expand our digital media network into additional locations, airports and airlines in China;

•	competition in the PRC advertising industry and the air travel advertising industry in China;

•	the expected growth in consumer spending, average income levels and advertising spending levels;

•	the growth of the air travel sector in China; and

•	PRC governmental policies relating to the advertising industry.

You should read thoroughly this annual report and the documents that we refer to in this annual report with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Other sections of this annual report include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Herman Man Guo	44	Chairman and Chief Executive Officer
Xiaoya Zhang	46	Director and President
Qing Xu	47	Director
Zhenyu Wang	44	Director
Xiaojun Shang	34	Director

Shichong Shan	77	Independent Director
Donglin Xia	46	Independent Director
James Zhonghua Feng	37	Chief Operating Officer
Conor Chiahung Yang	45	Chief Financial Officer
James Hualiang Chen	43	Chief Strategy Officer
Ken Zijian Zeng	46	Executive President
Jacky Jian Li	51	Vice President of Operations
Allen Shizhong Yuan	41	Vice President of Sales

Mr. Herman Man Guo is our founder and has served as the chairman of our board of directors and our chief executive officer since our company’s inception. He was the general manager of Beijing Sunshine Media Co., Ltd. from 1997 to 2004. From 1991 to 1996, Mr. Guo served as the deputy general manager of Beijing Trade & Technology Development Company. Prior to that, he worked in China Civil Aviation Development Service Company in 1988. Mr. Guo received his bachelor’s degree in applied mathematics from People’s Liberation Army Information Engineering University in China in 1983 and currently attends the Executive MBA program at Peking University in China.

Mr. Xiaoya Zhang has served as our director and president since our company’s inception. From 1995 to 2004, Mr. Zhang was a department director of China Investment Engineering Consulting Company. Prior to that, he served as the deputy general manager of Dalian Zhongxing Industrial Company from 1992 to 1995. From 1989 to 1992, Mr. Zhang served as the program manager of China Agriculture Development Trust Investment Company. Mr. Zhang received his bachelor’s degree in mathematics from Shandong University in China in 1983 and his master’s degree in system engineering from Beijing University of Aeronautics and Astronautics in China in 1989.

Mr. Qing Xu has served as our director since October 2005. From 2003 to 2005, Mr. Xu served as a vice president of Zhongyuan Guoxin Investment Guarantee Co., Ltd. Prior to that, he served as a department director of China Haohua Group Co., Ltd. from 1997 to 2003 and as a department manager of Beijing Trade & Technology Development Company from 1991 to 1997. Mr. Xu was a secretary at the PRC State Council Secretary Bureau from 1984 to 1991. Mr. Xu received his associate’s degree in business and economics management from Beijing Normal University in 1996.

Mr. Zhenyu Wang has served as our director since October 2005. Mr. Wang is currently the managing director of CDH China Growth Capital Management Company Limited, the management company of CDH China Growth Capital Fund II L.P, or CDH Fund II. From 2000 to 2002, he worked in the direct investment department of China International Capital Corporation’s Private Equity Group. From 1996 to 2000, Mr. Wang worked as a financial consultant to the World Bank and Asia Development Bank. From 1994 to 1996, he was a project manager at Beijing Copia Consulting Company, a business consulting firm. Mr. Wang received his bachelor’s degree in machinery engineering and his master’s degree in industrial and commercial management from Hefei Polytechnic University in China.

Ms. Xiaojun Shang has served as our director since October 2005. Ms. Shang is currently the vice president in CDH China Growth Capital Management Company Limited, the management company of CDH China Growth Capital Fund II L.P. From 2001 to 2003, she served as an assistant vice president of the Asia private equity group of GIC Special Investments Pte Ltd. From 1997 to 2000, she worked for DBS Land which later merged into CapitaLand, where she served as a manager in the business development department, the strategic planning & asset management department and subsequently in the corporate planning department. Ms. Shang received her bachelor’s degree in finance and banking from National University of Singapore in 1996.

Mr. Shichong Shan has served as our independent director since July 2007. Mr. Shan has retired since 1996. Before he retired, Mr. Shan had held a number of senior executive positions in various government agencies and other organizations in the aviation industry in China, including CAAC. Mr. Shan attended the college program at the Eastern China Military and Politics Institute in China.

Mr. Donglin Xia has served as our independent director since October 2007. Mr. Xia is an accounting professor of the School of Economics and Management, Tsinghua University. He is also an advisor to the Accounting Standard Committee of the Ministry of Finance in China and the deputy chairman of the Section of Basic Accounting Theory and Accounting Standards of Accounting Society of China. He served as the head of the accounting department at the School of Economics and Management, Tsinghua University from 1998 to 2000. Mr. Xia currently serves on the board of Huaneng Power International, a power generation company in China that is listed on the New York Stock Exchange, Shanghai Stock Exchange and Hong Kong Stock Exchange, Shandong Luxi Chemical Co., Ltd, a chemical company that is listed on the Shenzhen Stock Exchange in China, Zhejiang Zhongda Group Co., Ltd, a trading and investment company that is listed on the Shanghai Stock Exchange in China and ChangAn Auto Co. Ltd, an automobile manufacturing company that is listed on the Shenzhen Stock Exchange in China from April 2. Mr. Xia received his Ph.D. degree in economics from the Research Institute of Fiscal Science of the Ministry of Finance in China in 1994.

Mr. James Zhonghua Feng has served as our chief operating officer since October 2005. Before joining us in 2005, he served as the general manager of New Chang’an Media Advertising Company from 2004 to 2005. From 2000 to 2004, Mr. Feng served as the deputy general manager of Beijing Tianzhi Creative Advertising Company. Prior to that, he was the general manager of the Beijing and Shanghai branches of Shenzhen Nantong Umbrella Industry Group Co., Ltd. Mr. Feng received his bachelor’s degree in Chinese literature from Sichuan Normal University in China in 1993 and currently attends the Executive MBA program at Peking University in China.

Mr. Conor Chiahung Yang has served as our chief financial officer since March 2007. Prior to joining our company, he was the chief executive officer of Rock Mobile Corporation from 2004 to February 2007. From 1999 to 2004, Mr. Yang served as the chief financial officer of the Asia Pacific region for CellStar Asia Corporation. Mr. Yang was an executive director of Goldman Sachs (Asia) L.L.C. from 1997 to 1999 and the chief investment officer of Sherwood Inc. from 1996 to 1997. Mr. Yang was a vice president of Lehman Brothers Asia Limited from 1994 to 1996 and worked at Morgan Stanley Asia from 1992 to 1994. Mr. Yang received his bachelor’s degree in food science from Fu Jen University in Taiwan in 1985 and his MBA degree from University of California, Los Angeles in 1992.

Mr. James Hualiang Chen has served as our chief strategy officer since January 2007. He served as the deputy manager of the brand department of China Netcom Group Co., Ltd. from 2000 until he joined us in January 2007. From 1996 to 2000, Mr. Chen served as the senior account manager of several advertising companies such as Bates and Dentsu. Mr. Chen received his bachelor’s degree in engineering in electricity system and automation from Tianjin University in China in 1987 and his master’s degree in economics from Nankai University in China in 1992.

Mr. Ken Zijian Zeng has served as our executive president since January 2008. Prior to joining our company, he served as the general manager of Asiaray Media Group, an out-of-home advertising company with operation in approximately 30 airports in China, where he oversaw its overall operation and management since 1999 and expanded its business from approximately 6 airports to 30 airports. From 1994 to 1981, Mr. Zeng ran his own business of international trade between Australia and China. Prior to that, Mr. Zeng worked as a programmer at Industrial and Commercial Bank of China from 1990 to 1997. Mr. Zeng received his bachelor’s degree in computer science from University of Technology Sydney in Australia in 1991 and another bachelor’s degree in automatic control from Sun Yat-sen University in China in 1983.

Mr. Jacky Jian Li has served as our vice president of operations since October 2005. Prior to joining our company, Mr. Li worked for ASDM International Advertising Co., Ltd. from 2003 to 2005, where he was a program director. From 2002 to 2003, he served as a program director of CCTV. He was the deputy general manager of Super Star Reader Company from 2000 to 2002 after he served as the chief representative of Polyglot International in China from 1993 to 2000. Mr. Li received his bachelor’s degree in Chinese literature from Peking University in China in 1983.

Mr. Allen Shizhong Yuan has served as our vice president of sales since March 2007. From 2005 to 2007, Mr. Yuan served as a sales director of JCDecaux China, where he was responsible for sales of the subway and airport programs. Prior to that, Mr. Yuan served as a sales director of Media Nation Advertising Co., Ltd. from 2000 to 2004. Mr. Yuan received his bachelor’s degree in medical science from Shanghai Jiao Tong University in China in 1991.

Employment Agreements

We have entered into employment agreements with all of our senior executive officers, Herman Man Guo, Xiaoya Zhang, James Zhonghua Feng and Conor Chiahung Yang. Under these employment agreements, each of our four executive officers is employed for a specified time period, subject to automatic extension unless either we or the executive officer gives a one-month prior notice to terminate such employment. We have also entered into employment agreements with our other executive officers, including Jacky Jian Li, Ken Zijian Zeng, James Hualiang Chen, and Allen Shizhong Yuan. Each of the contract terms was a period of two or three years. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the employee, including but not limited to a conviction or plea of guilty to certain crimes, negligence or dishonesty to our detriment and failure to perform the agreed-to duties after a reasonable opportunity to cure the failure. An executive officer may terminate his employment at any time without notice or penalty if there is a material reduction in his authority, duties and responsibilities or if there is a material reduction in his annual salary before the next annual salary review. Furthermore, either we or an executive officer may terminate the employment at any time without cause upon advance written notice to the other party. These agreements do not provide for any special termination benefits, nor do we have other arrangements with these executive officers for special termination benefits.

Each executive officer has agreed to hold, both during and after the employment agreement expires or is earlier terminated, in strict confidence and not to use, except as required in the performance of his duties in connection with the employment, any confidential information, trade secrets and know-how of our company or the confidential information of any third party, including our variable interest entities and our subsidiaries, received by us. In addition, each executive officer has agreed to be bound by non-competition restrictions set forth in his or her employment agreement. Specifically, each executive officer has agreed not to, for a period ranging from one to two years following the termination or expiration of the employment agreement, (i) carry on or be engaged or interested, directly or indirectly, as shareholder, director, employee, partner, agent or otherwise carry on any business in direct competition with our business; (ii) solicit or entice away from us, or attempt to solicit or entice away from us, any person or entity who has been our customer, client or our representative or agent or in the habit of dealing with us within two years prior to such executive officer’s termination of employment; (iii) solicit or entice away from us, or attempt to solicit or entice away from us, any person or entity who has been our officer, manager, consultant or employee within two years prior to such executive officer’s termination of employment; or (iv) use a name including the word “AirMedia” or any other words used by us in our name or in the name of any of our products or services, in such a way as to be capable of or likely to be confused with our name or the name of our products or services.

B.	Compensation of Directors and Executive Officers

In 2007, the aggregate cash compensation to our executive officers was approximately US$1.1 million, and we did not make any cash compensation to our non-executive directors.

Share Options

In July 2007, we adopted the 2007 Share Incentive Plan to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. Our board of directors has authorized the issuance of up to 12,000,000 ordinary shares upon the exercise of awards granted under our plan. As of the date of this annual report, options to purchase a total of 10,395,000 of our ordinary shares have been granted and are outstanding. These options will vest on a straight-line basis over a three-year period, with one-twelfth of the options vesting each quarter from the date of grant.

The following table summarizes, as of the date of this annual report, the options granted to our senior executive officers, directors and to other individuals as a group, without giving effect to the options that were exercised or terminated, if any.

Name	Ordinary Shares Underlying Options	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Herman Man Guo	2,000,000	2.00	July 2, 2007	July 2, 2017
Xiaoya Zhang	1,000,000	2.00	July 2, 2007	July 2, 2017
James Zhonghua Feng	*	2.00	July 2, 2007	July 2, 2017
	*	2.00	July 20, 2007	July 20, 2017
	*	8.5	November 29,2007	November 29,2012
Conor Chaihung Yang	*	2.00	July 2, 2007	July 2, 2017
	*	8.5	November 29,2007	November 29,2012
Shichong Shan	*	2.00	July 20, 2007	July 20, 2017
Donglin Xia	*	8.5	November 29,2007	November 29,2012
Zijian Zeng	*	8.5	November 29,2007	November 29,2012
Other individuals as a group	3,265,000	2.00	July 20, 2007	July 20, 2017
Other individuals as a group	870,000	8.5	November 29,2007	November 29,2012

*	Less than 1% of our total outstanding ordinary shares.

The following paragraphs summarize the terms of our 2007 Share Incentive Plan.

Plan Administration. Our board of directors, or a committee designated by our board or directors, will administer the plan. The committee or the full board of directors, as appropriate, will determine the provisions and terms and conditions of each option grant.

Award Agreements. Options and stock purchase rights granted under our plan are evidenced by a stock option agreement or a stock purchase right agreement, as applicable, that sets forth the terms, conditions and limitations for each grant. In addition, the stock option agreement and the stock purchase right agreement also provide that securities granted are subject to a 180-day lock-up period following the effective date of a registration statement filed by us under the Security Act, if so requested by us or any representative of the underwriters in connection with any registration of the offering of any of our securities.

Eligibility. We may grant awards to our employees, directors and consultants or any of our related entities, which include our subsidiaries or any entities in which we hold a substantial ownership interest.

Acceleration of Options upon Corporate Transactions. The outstanding options will terminate and accelerate upon occurrence of a change-of-control corporate transaction where the successor entity does not assume our outstanding options under the plan. In such event, each outstanding option will become fully vested and immediately exercisable, and the transfer restrictions on the awards will be released and the repurchase or forfeiture rights will terminate immediately before the date of the change-of-control transaction provided that the grantee’s continuous service with us shall not be terminated before that date.

Term of the Options. The term of each option grant shall be stated in the stock option agreement, provided that the term shall not exceed 10 years from the date of the grant.

Vesting Schedule. In general, the plan administrator determines, or the stock option agreement specifies, the vesting schedule.

Transfer Restrictions. Options to purchase our ordinary shares may not be transferred in any manner by the optionee other than by will or the laws of succession and may be exercised during the lifetime of the optionee only by the optionee.

Termination of the Plan. Unless terminated earlier, the plan will terminate automatically in 2013. Our board of directors has the authority to amend or terminate the plan subject to shareholder approval to the extent necessary to comply with applicable law. However, no such action may (i) impair the rights of any optionee unless agreed by the optionee and the plan administrator or (ii) affect the plan administrator’s ability to exercise the powers granted to it under our plan.

C.	Board Practices

Our board of directors currently consists of seven directors. A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

Committees of the Board of Directors

We have established two committees under the board of directors: the audit committee and the compensation committee. We currently do not plan to establish a nominating committee. The independent directors of our company will select and recommend to the board for nomination by the board such candidates as the independent directors, in the exercise of their judgment, have found to be well qualified and willing and available to serve as our directors prior to each annual meeting of our shareholders at which our directors are to be elected or re-elected. In addition, our board of directors has resolved that director nominations be approved by a majority of the board as well as a majority of the independent directors of the board. In compliance with Rule 4350 of the Nasdaq Marketplace Rules, a majority of the members of each of our board committees will be independent directors during the one-year transition period after our ADSs are listed on the Nasdaq Global Market and all of the committee members will be independent directors thereafter. We have adopted a charter for each of the board committees. Each committee’s members and responsibilities are described below.

Audit Committee. Our audit committee consists of Messrs. Xiaoya Zhang, Shichong Shan and Donglin Xia. We have determined that Messrs. Shichong Shan and Donglin Xia satisfy the “independence” requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and Rule 4350 of the Nasdaq Marketplace Rules. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•	meeting separately and periodically with management and the independent auditors; and

•	reporting regularly to the full board of directors.

Compensation Committee. Our compensation committee consists of Messrs. Herman Man Guo, Shichong Shan and Donglin Xia. We have determined that Messrs. Shichong Shan and Donglin Xia satisfy the “independence” requirements of Rule 4350 of the Nasdaq Marketplace Rules. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•	reviewing and recommending to the board with respect to the total compensation package for our four most senior executives;

•	approving and overseeing the total compensation package for our executives other than the four most senior executives;

•	reviewing and making recommendations to the board with respect to the compensation of our directors; and

•	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Duties of Directors

Under Cayman Islands law, our directors have a statutory duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and with such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached.

Terms of Directors and Officers

All directors hold office until their successors have been duly elected and qualified. A director may only be removed by the shareholders. Officers are elected by and serve at the discretion of the board of directors.

D.	Employees

We had 129, 165 and 451 employees as of December 31, 2005, 2006 and 2007, respectively. The following table sets forth the number of our employees by area of business as of December 31, 2007:

	Number of Employees	% of Total
Sales and Marketing Department	259	57.4%
Quality Control and Technology Department	96	21.3
Programming Department	29	6.4
Resources Development Department	9	2.0
General Administrative and Accounting	58	12.9
Total	451	100.0%

Generally we enter into standard employment contracts with our officers, managers and other employees. According to these contracts, all of our employees are prohibited from engaging in any other employment during the period of their employment with us. The employment contracts with officers and managers are subject to renewal every three years and the employment contracts with other employees are subject to renewal every year.

In addition, we enter into standard confidentiality agreements with all of our employees including officers and managers that prohibit any employee from disclosing confidential information obtained during their employment with us. Furthermore, the confidentiality agreements include a covenant that prohibits all employees from engaging in any activities that compete with our business within three years after the period of their employment with us.

None of our employees is a member of a labor union and we consider our relationship with our employees to be good.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of April 15, 2008, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

The calculations in the shareholder table below are based on 133,425,925 of ordinary shares issued and outstanding as of the date of this annual report. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Herman Man Guo(1)	54,832,640	41.1
Qing Xu(2)(7)	6,950,560	5.2
Xiaoya Zhang(3)	5,116,800	3.8
James Zhonghua Feng	—	—
Conor Chiahung Yang	—	—
James Hualiang Chen	—	—
Ken Zijian Zeng	—	—
Jacky Jian Li	—	—
Allen Shizhong Yuan	—	—
Xiaojun Shang	—	—
Zhenyu Wang	—	—
Shichong Shan	—	—
Principal Shareholders:
Wealthy Environment Limited(4)	54,832,640	41.1
Global Gateway Investments Limited(5)	26,100,000	19.6
Mambo Fiesta Limited(6)	6,950,560	5.2

*	Less than 1%.

Note:	(1)	Includes 54,832,640 ordinary shares held by Wealthy Environment Limited, a British Virgin Islands company wholly owned by Mr. Guo. The business address of Mr. Guo is No. 8, Yong An Dong Li, Jian Guo Men Wai, Chao Yang District, Beijing, China.
	(2)	Includes 6,950,560 ordinary shares held by Mambo Fiesta Limited, a British Virgin Islands company wholly owned by Mr. Xu. The business address of Mr. Xu is No. 8, Yong An Dong Li, Jian Guo Men Wai, Chao Yang District, Beijing, China.
	(3)	Includes 5,116,800 ordinary shares held by Great Bridges International Corporation, a British Virgin Islands company wholly owned by Mr. Zhang. The business address of Mr. Zhang is No. 8, Yong An Dong Li, Jian Guo Men Wai, Chao Yang District, Beijing, China.
	(4)	Wealthy Environment Limited, a company incorporated in the British Virgin Islands, is wholly owned and controlled by Herman Man Guo. The registered address of Wealthy Environment Limited is P.O. Box 173, Kingston Chambers, Road Town Tortola, British Virgin Islands.
	(5)	All of the issued and outstanding shares of Global Gateway Investments Limited are wholly owned by CDH Fund II, a Cayman Islands exempted limited partnership. CDH China Growth Capital Holdings Company Limited, or CDH Growth Capital Holdings, a Cayman Islands exempted limited liability company, is the general partner of CDH Fund II and has the power to direct CDH Fund II as to the voting and disposition of shares directly and indirectly held by CDH Fund II. The investment committee of CDH Growth Capital Holdings comprises Wu Shangzhi, Jiao Shuge and Liu Xinlai. Changes to the investment committee require the approval of the directors of CDH Growth Capital Holdings. The directors of CDH Growth Capital Holdings are nominated by the principal shareholders of CDH Growth Capital Holdings, being (1) an affiliate of Capital Z Partners, (2) an affiliate of the Government of Singapore Investment Corporation, and (3) China Diamond Holdings II, L.P., a British Virgin Islands limited partnership controlled by senior members of the CDH Fund II investment team. The registered address for Global Gateway Investments Limited is P.O. Box 957, Offshore Incorporation Centre, Road Town, Tortola, British Virgin Islands.
(6)	Mambo Fiesta Limited, a company incorporated in the British Virgin Islands, is wholly owned and controlled by Qing Xu. The registered address of Mambo Fiesta Limited is P.O. Box 173, Kingston Chambers, Road Town Tortola, British Virgin Islands.

None of our existing shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

For the options granted to our directors, officers and employees, please refer to “—B. Compensation of Directors and Executive Officers.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Contractual Arrangements

Since December 10, 2005, foreign investors have been permitted to own directly a 100% interest in PRC advertising companies with at least three years of direct operations outside of China. We do not currently directly operate an advertising business outside of China and cannot qualify under the PRC regulations allowing 100% foreign ownership of a PRC advertising company any earlier than three years after we commence any such operations or until we acquire a company which has directly operated an advertising business for the required period of time. Accordingly, since we have not been involved in the direct operation of an advertising business outside of China, our domestic PRC subsidiaries, AM Technology and Shenzhen AM which are considered foreign-invested, are currently ineligible to apply for the required advertising services licenses in China. Our advertising business is currently provided through contractual arrangements with our consolidated variable interest entities in China, principally AM Advertising, certain of its subsidiaries, Shengshi Lianhe and AirMedia UC.

Our consolidated variable interest entities directly operate our advertising network, enter into concession rights contracts and sell advertising time slots to our clients. We have been and are expected to continue to be dependent on our variable interest entities to operate our advertising business until we qualify for direct ownership of an advertising business in China under the PRC laws and regulations and acquire our variable interest entities as our direct, wholly-owned subsidiaries. AM Technology has entered into contractual arrangements with our variable interest entities, pursuant to which AM Technology provide exclusive technology support and service and technology development services in exchange for payments from them. In addition, AM Technology has entered into agreements with our variable interest entities and each of their shareholders which provide AM Technology with the substantial ability to control our variable interest entities. These agreements are summarized in the following paragraphs.

Technology Support and Service Agreements. Pursuant to the technology support and service agreements and the supplementary agreements thereto between AM Advertising and AM Technology, Shengshi Lianhe and AM Technology, and AirMedia UC and AM Technology, respectively, AM Technology has the exclusive right to provide to AM Advertising, Shengshi Lianhe and AirMedia UC technology consulting services, including research and development of technologies related to AM Advertising, Shengshi Lianhe and AirMedia UC’s operation, the maintenance and monitoring of displays and programming systems, research on the solution of technical problems, and other related technical support and services. AM Technology owns the intellectual property rights developed in the performance of these agreements. The service fees that AM Advertising, Shengshi Lianhe and AirMedia UC pay to AM Technology, respectively, should be in amounts that guarantee that AM Advertising, Shengshi Lianhe or AirMedia UC can achieve, after deducting such service fees payable to AM Technology, a net cost-plus rate of no less than 0.5%, which final rate should be determined by AM Technology. The “net cost-plus rate” refers to the operating profit as a percentage of total costs and expenses of a certain entity. These service fees, which final rate should be determined by AM Technology, should be settled by the end of each quarter and subject to adjustments in the annual account settlement that should be completed within three months after the end of each fiscal year. These agreements run for ten-year terms and are subject to automatic renewal for an additional ten-year term provided that no objection is made in the twenty-days prior to the renewal of the term.

Technology Development Agreements. Pursuant to the technology development agreements and the supplementary agreements thereto between AM Advertising and AM Technology, Shengshi Lianhe and AM Technology, and AirMedia UC and AM Technology, respectively, AM Advertising, Shengshi Lianhe and AirMedia UC exclusively engage AM Technology to provide technology development services. AM Technology owns the intellectual property rights developed in the performance of these agreements. The service fees that AM Advertising, Shengshi Lianhe and AirMedia UC pay to AM Technology, respectively, should be in amounts that guarantee that AM Advertising, Shengshi Lianhe or AirMedia UC can achieve, after deducting such service fees payable to AM Technology, a net cost-plus rate of no less than 0.5%, which final rate should be determined by AM Technology. The “net cost-plus rate” refers to the operating profit as a percentage of total costs and expenses of a certain entity. These service fees should be settled by the end of each quarter and subject to adjustments in the annual account settlement that should be completed within three months after the end of each fiscal year. These agreements run for ten-year terms and are subject to automatic renewal for an additional ten-year term provided that no objection is made within twenty-days prior to the renewal of the term.

Call Option Agreements. Under the call option agreements among AM Advertising, AM Technology, and the shareholders of AM Advertising, among Shengshi Lianhe, AM Technology and the shareholders of Shengshi Lianhe and among AirMedia UC, AM Technology and the shareholders of AirMedia UC respectively, the shareholders of AM Advertising, Shengshi Lianhe and AirMedia UC irrevocably granted AM Technology or its designated third party an exclusive and irrevocable right to purchase from AM Advertising, Shengshi Lianhe or AirMedia UC’s shareholders, as the case may be, to the extent permitted under PRC law, all of the equity interests in AM Advertising, Shengshi Lianhe or AirMedia UC, as the case may be, for the minimum amount of consideration permitted by the applicable law without any other conditions. AM Technology agrees to provide a guarantee for AM Advertising, Shengshi Lianhe or AirMedia UC’s performance of their obligations under any contracts or agreements relating to their business operations and committed to provide loans to support the business development needs of AM Advertising, Shengshi Lianhe or AirMedia UC or when AM Advertising, Shengshi Lianhe or AirMedia UC suffers any operating difficulties. No such guarantee or loan has been provided as of December 31, 2007.

Equity Pledge Agreements. Under the equity pledge agreements among AM Advertising, AM Technology and the shareholders of AM Advertising, among Shengshi Lianhe, AM Technology and the shareholders of Shengshi Lianhe and among AirMedia UC, AM Technology and the shareholders of AirMedia UC, respectively, the shareholders of AM Advertising, Shengshi Lianhe and AirMedia UC pledged all of their equity interests in AM Advertising, Shengshi Lianhe or AirMedia UC, as the case may be, to AM Technology to guarantee AM Advertising, Shengshi Lianhe or AirMedia UC’s performance of its obligations under the technology support and service agreements and the technology development agreements. AM Technology has the right to receive dividends from the shares pledged by the shareholders of AM Advertising, Shengshi Lianhe and AirMedia UC.

Authorization Letters. Each shareholder of AM Advertising, Shengshi Lianhe and AirMedia UC has executed an authorization letter to authorize AM Technology to exercise certain of its rights as shareholder of AM Advertising, Shengshi Lianhe or AirMedia UC, as the case may be, including voting rights, the rights to enter into legal documents to transfer any or all of its equity interests in AM Advertising, Shengshi Lianhe or AirMedia UC, as the case may be, and the rights to designate the general manager of AM Advertising, Shengshi Lianhe and AirMedia UC in the shareholder meetings. Such authorization letters will remain effective during the respective operating periods of AM Advertising, Shengshi Lianhe and AirMedia UC.

Business Cooperation Agreements. AirTV United, a PRC company 75% owned by AM Advertising, holds a license to produce and operate television programs to be played in airports and on airplanes, which was granted by the State Administration of Radio, Film and Television. Under the

business cooperation agreements between AirTV United and AM Advertising, and AirTV United and Shengshi Lianhe, respectively, AirTV United agreed to provide program collecting, selecting, editing and compiling services to AM Advertising and Shengshi Lianhe to satisfy their requirements for non-advertising contents shown in airports or on airplanes. AirTV United owns the copyrights developed in the performance of these agreements. AM Advertising and Shengshi Lianhe pay AirTV United a certain amount of service fees based on the program acquisition costs of AirTV United, the number and experience of program editing staff of AirTV United and the contents and value of the programs provided by AirTV United. AirTV United agreed not to enter into similar cooperation agreements or arrangements with any third parties without the written consent of AM Advertising and Shengshi Lianhe. These agreements run for ten-year terms.

Amounts Due to Sunshine Media Co., Ltd.

Sunshine Media Co., Ltd., or Sunshine, is a PRC company that was incorporated in September 1997. It was formed by Herman Man Guo, our chairman and chief executive officer, Qing Xu, our director, and other third party shareholders. Its principal business operation is to sell flight tickets for airlines.

In 2005, Sunshine paid to third parties on our behalf the costs of purchasing digital TV screens and certain operating expenses, and we agreed to reimburse Sunshine. We do not expect to enter into similar arrangements with Sunshine in the future. In October 2006, AM Advertising acquired a 75% equity interest in AirTV United from Sunshine at a purchase price of approximately US$3.3 million. Our amounts due to Sunshine were US$0.6 million and US$2.6 million as of December 31, 2005 and 2006, respectively. The amount for 2005 comprised operating expenses paid by Sunshine on behalf of and reimbursable by us for the purchase of digital TV screens. The amount for 2006 comprised operating expenses paid by Sunshine on behalf of and reimbursable by us for the purchase of digital TV screens and payable in connection with AM Advertising’s acquisition of 75% of the equity interest in AirTV United from Sunshine. As of December 31, 2007, the amount due to Sunshine has been paid off by us.

Amounts Due from Beijing Aiyike

We entered into an agreement with Beijing Aiyike, of which we own a 51% equity interest, in June 2007 to provide short-term, interest free and unsecured loans to Beijing Aiyike, which was repaid in July.

Private Placements

Series A Preferred Shares

In October 2005, we and CDH entered into an agreement, according to which we agreed that CDH or its affiliate would acquire a Series A preferred share interest in us. Under this agreement, CDH or its affiliate was obligated to pay US$12.0 million to us in return for a Series A preferred share interest of 37.6% of our total equity interest on an as converted basis, with the payments to be made at our discretion. CDH, through its wholly-owned subsidiary, paid approximately US$6.0 million and US$3.0 million in 2005 and 2006, respectively, and paid the remaining balance in February 2007. In February 2007, we and Global Gateway Investments Limited, a wholly-owned subsidiary of CDH, entered into a Series A share purchase agreement to document the issuance of a Series A preferred share interest contemplated under the October 2005 agreement.

In conjunction with the October 2005 agreement, CDH agreed to transfer up to 5,000,000 ordinary shares (converted from CDH’s Series A preferred shares) to Herman Man Guo, our founder, chairman and chief executive officer, if we achieved certain pre-determined performance benchmarks. On September 27, 2007, the share transfer arrangement was amended to eliminate the performance benchmarks and CDH transferred 5,000,000 ordinary shares (converted from CDH’s Series A preferred shares) to Mr. Guo without any conditions in recognition of his service to us.

Each of the remaining outstanding Series A preferred shares was automatically converted into one ordinary share upon the closing of our initial public offering in November 2007.

Series B Preferred Shares

In June 2007, we issued and sold an aggregate of 16,000,000 Series B Redeemable Convertible Preferred Shares, par value US$0.001 each, in a private placement pursuant to a Series B share purchase agreement dated April 26, 2007 at an aggregate price of US$40.0 million to a group of investors, including OZMO, which purchased 3,868,000 shares, OZMA, which purchased 3,447,200 shares, SIMF, which purchased 684,800 shares, and AM SPV Limited, which purchased 8,000,000 shares from us. The 16,000,000 Series B preferred shares were automatically converted into 5,925,925 ordinary shares upon the completion of our initial public offering in November 2007. The price at which the Series B preferred shares converted into ordinary shares was 90% of the initial public offering price.

Shareholders Agreement

In connection with our Series A private placement in October 2005, we and certain of our shareholders entered into a shareholders agreement in March 2007 to further document the shareholding relationship agreed upon in October 2005. That shareholders agreement was terminated in June 2007 when we and certain of our shareholders entered into a new shareholders agreement, dated as of June 7, 2007, with the Series B investors pursuant to the Series B private placement. The June shareholders agreement was further amended and restated on September 27, 2007. Under this agreement, we have granted certain of our shareholders customary registration rights, including demand and piggyback registration rights and Form F-3 registration rights.

Share Exchange

Pursuant to a share exchange agreement dated June 7, 2007 among AirMedia Group Inc., Broad Cosmos, Global Gateway Investments Limited and Herman Man Guo, Qing Xu and Xiaoya Zhang, or the Existing Shareholders, AirMedia Group Inc. acquired all of shares of Broad Cosmos from Global Gateway Investments Limited and each Existing Shareholders in exchange for the issuance of substantially identical equity securities of AirMedia Group Inc. to Global Gateway Investments Limited and each Existing Shareholders as held in Broad Cosmos immediately prior to the share exchange. As a result, AirMedia Group Inc. owns 100% of the outstanding equity securities of Broad Cosmos and Global Gateway Investments Limited and the Existing Shareholders together owned (prior to the Series B private placement) 100% of the outstanding equity securities of AirMedia Group Inc.

Share Options

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Options.”

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal and Administrative Proceedings

We may be subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time. We are not currently a party to, nor are we aware of, any legal proceeding, investigation or claim which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.

Dividend Policy

We have never declared or paid any dividends, nor do we have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Our board of directors has complete discretion in deciding whether to distribute dividends. Even if our board of directors decides to pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors.

If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	Offering and Listing Details

Our ADSs, each representing two of our ordinary shares, have been listed on the Nasdaq Global Market since November 7, 2007. Our ADSs trade under the symbol “AMCN.” For the period from November 7, 2007 to April 29, 2008 the trading price of our ADSs on the Nasdaq Global Market has ranged from US$14.75 to US$26.51 per ADS. The following table provides the high and low trading prices for our ADSs on the Nasdaq Global Market for each of the months since our initial public offering.

	Trading Price
	High	Low
Monthly Highs and Lows	US$	US$
2007 (from November 7, 2007)

November (from November 7, 2007)	22.71	15.60
December	25.15	16.73
2008
Quarterly high and low
First quarter	26.51	15.01

Monthly highs and lows
January	26.51	18.57
February	22.79	17.51
March	20.47	15.01
April (through April 29)	19.96	14.75

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing two of our ordinary shares, have been listed on the Nasdaq Global Market since November 7, 2007. Our ADSs trade under the symbol “AMCN.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We incorporate by reference into this annual report our amended and restated memorandum and articles of association filed as Exhibit 3.2 to our F-1 registration statement (File No. 333-146825), as amended, initially filed with the Securities and Exchange Commission on October 19, 2007.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F.

D.	Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Exchange.”

E.	Taxation

The following summary of the material Cayman Islands and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this Registration Statement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

PRC Taxation

Under the Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises effective prior to January 1, 2008, dividends payable to non-PRC investors are exempt from PRC withholding tax. In addition, under the PRC laws effective prior to January 1, 2008, any dividends payable, or distributions made, by us to holders or beneficial owners of our ADSs would not be subject to any PRC tax, provided that the holders or beneficial owners have not been physically resident in the PRC for a period of one year or more and have not become subject to PRC tax.

Under the new PRC tax law, which took effect on January 1, 2008, enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises,” and are generally subject to the uniform 25% enterprise income tax rate as to their global income. Under the implementation rules of the new PRC tax law, “de facto management bodies” is defined as the bodies that have material and overall management and control over the business, personnel, accounts and properties of the enterprise. Substantially all of our management is currently based in China, and may remain in China after the effectiveness of the EIT Law. In addition, although the new PRC tax law provides that dividend income between “qualified resident enterprises” is exempted income, it is unclear what is considered a “qualified resident enterprise” under the new PRC tax law. Even a foreign enterprise otherwise classified as a “non-resident enterprise” shall be subject to the EIT on its income derived from PRC at the rate of 25% provided it has an establishment and premise in the PRC and at 10% provided its income derived from PRC is not effectively connected with that establishment and premise or it has no establishment or premise in the PRC.

Furthermore, unlike the Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprise effective prior to January 1, 2008, which specifically exempted withholding tax on dividends payable to non-PRC investors, under the new PRC tax law, foreign corporate shareholders and corporate ADSs holders may be subject to a 10% income tax upon the dividends payable by us or on any gains they realize from the transfer of our shares or ADSs, if such income is regarded as income from “sources within the PRC.” Given the fact that (i) the new PRC tax law does not define what is “sources within the PRC”, (ii) whether we would be regarded as “Resident Enterprise” is not clear; and (iii) official clarification of the proper interpretation and implementation of the new PRC enterprise income tax law has not been promulgated, it is uncertain whether foreign corporate shareholders and corporate ADSs holders may be subject to a 10% income tax upon the dividends payable by us or on any gains they realize from the transfer of our shares or ADSs. If we are required under the new tax law to withhold PRC income tax on our dividends payable to our non-PRC corporate shareholders and ADSs holders or on any gains of the transfer of their shares or ADSs, your investment in our ADSs or ordinary shares may be materially and adversely affected.

United States Federal Income Taxation

The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (defined below) under present law of an investment in the ADSs or ordinary shares. This discussion applies only to U.S. Holders that hold the ADSs or ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date of this registration statement and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this registration statement, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, and it is possible that such change will apply retroactively and affect the tax consequences described below.

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	certain financial institutions;

•	insurance companies;

•	broker dealers;

•	traders that elect to mark to market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of our voting stock;

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee stock options or otherwise as compensation; or

•	persons holding ADSs or ordinary shares through partnerships or other pass-through entities.

U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR ORDINARY SHARES.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply if you are the beneficial owner of ADSs or ordinary shares and you are, for U.S. federal income tax purposes,

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If you are a partner in a partnership or other entity taxable as a partnership that holds ADSs or ordinary shares, your tax treatment will depend on your status and the activities of the partnership.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with the terms. If you hold ADSs, you should be treated as the holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes.

The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying shares (for example, pre-releasing ADSs to persons who do not have the beneficial ownership of the securities underlying the ADSs). Accordingly, the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders (discussed below) could be affected by actions taken by intermediaries in the chain of ownership between the holder of ADSs and our company if as a result of such actions the holders of ADSs are not properly treated as beneficial owners of underlying shares.

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to discussions below under “—Passive Foreign Investment Company,” the gross amount of all our distributions to you with respect to the ADSs or ordinary shares will be included in your gross income as ordinary dividend income on the date of actual or constructive receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends will be “qualified dividend income” that is taxed at the lower applicable capital gains rate, provided that certain conditions are satisfied, including that (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States or we are eligible for the benefit of the income tax treaty between the United States and the PRC, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. United States Treasury Department guidance indicates that our ADSs, upon listing on the Nasdaq Global Market (but not our ordinary shares), will be readily tradable on an established securities market in the United States. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ADSs or ordinary shares will constitute “passive category income” or, in the case of certain U.S. Holders, constitute “general category income.” If PRC withholding taxes apply to dividends paid to you with respect to the ADSs or ordinary shares, you may be able to obtain a reduced rate of PRC withholding taxes under the income tax treaty between the United States and the PRC if certain requirements are met. In addition, subject to certain conditions and limitations, PRC withholding taxes on dividends may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. U.S. Holders should consult their own tax advisors regarding the creditability of any PRC tax.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder can expect that a distribution will be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of a Disposition of ADSs or Ordinary Shares

Subject to discussions below under “—Passive Foreign Investment Company,” you will recognize capital gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ADS or ordinary share and your tax basis (in U.S. dollars) in the ADS or ordinary share. If you are a non-corporate U.S. holder (such as an individual), you will be eligible for reduced tax rates if you have held the ADSs or ordinary shares for more than a year. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will be treated as U.S. source gain or loss for foreign tax credit limitation purposes, subject to exceptions and limitations. However, in the event we are deemed to be a Chinese “resident enterprise” under PRC tax law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat such gain as PRC source income. U.S. Holders should consult their own tax advisors regarding the creditability of any PRC tax.

Passive Foreign Investment Company

Based on the price of our ADSs and ordinary shares and the composition of our income and assets, we believe that we were not a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for our taxable year ended December 31, 2007, and we expect to operate in such a manner so as not to become a PFIC in the future. However, the application of the PFIC rules is subject to ambiguity in several respects and, in addition, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year). However, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2008 or any future taxable year. Because PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year, Latham & Watkins LLP, our special U.S. counsel, expresses no opinion with respect to our PFIC status for any taxable year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income, or

•

at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

We must make a separate determination each year as to whether we are a PFIC. As a result, it is possible that our PFIC status will change. In particular, because the total value of our assets for purposes of the asset test will be calculated using the market price of our ADSs and ordinary shares, our PFIC status will depend in large part on the market price of our ADSs and ordinary shares. Accordingly, it is possible that fluctuations in the market price of the ADSs and ordinary shares will result in our being a PFIC for any year. If we are a PFIC for any year during which you hold ADSs or ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or ordinary shares, absent a special election. For instance, if we cease to be a PFIC, you can avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to the ADSs or ordinary shares, as applicable. If we are a PFIC for any taxable year and any of our foreign subsidiaries is also a PFIC, a U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

•

the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC can make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. However, such election cannot be made with respect to any lower tier PFIC. If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “—Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares” would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. We expect that the ADSs will be listed on the Nasdaq Global Market and, consequently, if you are a holder of ADSs and the ADSs are regularly traded on the Nasdaq Global Market, the mark-to-market election would be available to you were we to be or become a PFIC.

If a non-U.S. corporation is a PFIC, a holder of shares in that corporation can avoid taxation under the rules described above by making a “qualified electing fund” election to include its share of the corporation’s income on a current basis, or a “deemed sale” election once the corporation no longer qualifies as a PFIC. However, you can make a qualified electing fund election with respect to your ADSs or ordinary shares only if we agree to furnish you annually with certain tax information, and we do not intend to prepare or provide such information.

If you hold ADSs or ordinary shares in any year in which we are a PFIC, you will be required to file Internal Revenue Service Form 8621 regarding distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares.

You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or ordinary shares.

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares will be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%, unless the conditions of an applicable exception are satisfied. Backup withholding will not apply to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status can provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding can be credited against your U.S. federal income tax liability, and you can obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We have filed with the SEC registration statements on Form F-1, including relevant exhibits and securities under the Securities Act with respect to underlying ordinary shares represented by the ADSs.

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We will furnish JPMorgan Chase Bank, N.A., the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

I.	Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company—C. Organizational Structure.”

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Foreign Exchange Risk

Our financial statements are expressed in U.S. dollars, which is our reporting and functional currency. However, substantially all of the revenues and expenses of our consolidated operating subsidiaries and affiliate entities are denominated in RMB. Substantially all of our sales contracts are denominated in RMB and substantially all of our costs and expenses are denominated in RMB. We have not had any material foreign exchange gains or losses. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars relative to the RMB because the value of the business of our operating subsidiaries and entities is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars. Furthermore, a decline in the value of the RMB could reduce the U.S. dollar equivalent of the value of the earnings from, and our investments in, our subsidiaries and PRC-incorporated affiliates in China.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under this new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 18.5% appreciation of the RMB against the U.S. dollar as of April 29, 2008. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Inflation

In recent years, China has not experienced significant inflation, and thus historically inflation has not had a significant effect on our business. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in China was 3.9%, 1.8%, 1.5% and 4.8% in 2004, 2005, 2006 and 2007.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File number: 333-146825), or the IPO Registration Statement, for our initial public offering of 15,000,000 ADSs, representing 30,000,000 ordinary shares, which IPO Registration Statement was declared effective by the SEC on November 6, 2007.

We received net proceeds of approximately US$187.0 million from our initial public offering.

We expect to use the net proceeds received from our initial public offering as follows: approximately US$20.0 million is expected to be used to fund capital expenditure in 2008 and approximately US$102.1 million for other general corporate purposes in 2008, which may include strategic acquisitions of businesses that could complement our existing capabilities and businesses.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act as of the end of the period covered by this report. Based on such evaluation, our management has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective.

Internal Control over Financial Reporting

Prior to our initial public offering in November 2007, we were a private company with limited accounting personnel with U.S. GAAP experience and other resources with which to adequately address our internal control over our financial closing and reporting process and other procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audit of our consolidated financial statements for the year ended December 31, 2007, our independent registered public accounting firm noted a number of control deficiencies in our internal control over financial reporting, including certain significant deficiencies. We have agreed with these findings.

We have undertaken certain remedial steps to address them, including hiring additional accounting staff, training our new and existing accounting staff, and hiring a third-party consultant to assist us in improving our internal control procedures. We are also setting up an internal control process to timely assess new releases of U.S. GAAP and SEC regulations and have purchased a U.S. GAAP database to ensure that we have timely knowledge of any new update to U.S. GAAP and SEC regulations and that we have a complete database to conduct research for the emerging accounting matters. We are also preparing the internal accounting policies manual, which in practice has been complied with by our accounting staff. However, the implementation of these measures may not fully address the control deficiencies in our internal control over financial reporting, and we cannot yet conclude that they have been fully remedied. We plan to continue to address and remediate the control deficiencies in our internal control over financial reporting in time to meet the deadline for compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. If, however, we fail to timely achieve and maintain the adequacy of our internal control, we may not be able to conclude that we have effective internal control over financial reporting.

Under the supervision and with the participation of our senior management, including our chief executive officer and chief financial officer, we are in the process of conducting an evaluation of our internal controls over financial reporting for compliance with the requirements of Section 404 under the Sarbanes-Oxley Act. In this regard, we have engaged an advisory firm to assist us in evaluating, designing, implementing and testing internal controls over financial reporting intended to comply with the requirements of Section 404. We have formed a taskforce led by senior management members including our president and chief financial officer in pursuing compliance with the requirements of Sarbanes Oxley Act and are currently continuing to undertake serious actions to improve our internal control over financial reporting. These actions include but are not limited to continuously strengthening our accounting resources, improving our financial closing and reporting process and procedures, developing and strengthening our internal audit function, and hiring an IT specialist as our IT director to ensure the IT controls’ effectiveness.

As we are still in the evaluation process, we may identify additional control deficiencies in the future. Should we discover such conditions, we intend to remediate them as soon as practicable. We are committed to taking appropriate steps for remediation, as needed.

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting.

Changes in Internal Control

There were no adverse changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect our internal controls over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Donglin Xia, a member of our audit committee, is an audit committee financial expert. Donglin Xia is an independent director as defined by Nasdaq Marketplace Rule 4200(a)(15) and under Rule 10A-3 of the Exchange Act.

ITEM 16B.	CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, chief operating officer, chief technology officer, vice presidents and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as an exhibit to our registration statement on Form F-1 (No. 333-146825).

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu CPA Ltd., our principal external auditors, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the Year Ended December 31,
	2005	2006	2007
Audit fees(1)	—	$100,000	$1,341,005
Audit-related fees(2)	—	$79,136	—
All other fees(3)	—	—	$16,468

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements, and also the other assurance services rendered in connection with our initial public offering in 2007.
(2)	“Audit related fees” represents aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services, which mainly included the financial due diligence services rendered by our principal auditors.
(3)	“All other fees” represents aggregate fees billed for professional services rendered by our principal auditors, other than the audit fees and audit-related fees, which mainly included the transfer price consulting fees incurred in 2007.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu CPA Ltd., including audit services, audit-related services, tax services and other services as described above, other than those for de minimus services which are approved by the Audit Committee prior to the completion of the audit.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of AirMedia Group Inc. are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.2 from our F-1 registration statement (File No. 333-146825), as amended, initially filed with the Commission on October 19, 2007)

2.1	Amended and Restated Shareholders’ Agreement originally dated as of June 7, 2007, as amended and restated on September 27, 2007, among the Company and Shareholders (incorporated by reference to Exhibit 4.4 from our F-1 registration statement (File No. 333-146825), as amended, initially filed with the Commission on October 19, 2007)

8.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 from our F-1 registration statement (File No. 333-146825), as amended, initially filed with the Commission on October 19, 2007)

10.1*	English Translation of Supplementary Agreement dated November 30, 2007 to the Amended and Restated Technology Development Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing Shengshi Lianhe Advertising Co., Ltd.

10.2*	English Translation of Supplementary Agreement dated November 30, 2007 to the Amended and Restated Technology Support and Service Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing Shengshi Lianhe Advertising Co., Ltd.

10.3*	English Translation of Supplementary Agreement dated November 30, 2007 to the Amended and Restated Technology Development Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing AirMedia Advertising Co., Ltd.

10.4*	English Translation of Supplementary Agreement dated November 30, 2007 to the Amended and Restated Technology Support and Service Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing AirMedia Advertising Co., Ltd.

10.5*	English Translation of Supplementary Agreement dated November 30, 2007 to the Amended and Restated Technology Development Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing AirMedia UC Advertising Co., Ltd.

10.6*	English Translation of Supplementary Agreement dated November 30, 2007 to the Amended and Restated Technology Support and Service Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing AirMedia UC Advertising Co., Ltd.

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-146825), as amended, initially filed with the Commission on October 19, 2007)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1*	Consent of Deloitte Touche Tohmatsu CPA Ltd.

23.2*	Consent of Commerce & Finance Law Offices

23.3*	Consent of Sinomonitor

*	Filed with this Annual Report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AIRMEDIA GROUP INC.

By	/s/ Herman Man Guo
Name:	Herman Man Guo
Title:	Chairman and Chief Executive Officer

Date: April 30, 2008

AIRMEDIA GROUP INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CONTENTS	PAGE(S)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-1

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2006 AND 2007	F-2

CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE PERIOD FROM AUGUST 7, 2005 TO DECEMBER 31, 2005 AND THE YEARS ENDED DECEMBER 31, 2006 AND 2007	F-3

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIENCY) AND COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD FROM AUGUST 7, 2005 TO DECEMBER 31, 2005 AND THE YEARS ENDED DECEMBER 31, 2006 AND 2007	F-4

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE PERIOD FROM AUGUST 7, 2005 TO DECEMBER 31, 2005 AND THE YEARS ENDED DECEMBER 31, 2006 AND 2007	F-5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD FROM AUGUST 7, 2005 TO DECEMBER 31, 2005 AND THE YEARS ENDED DECEMBER 31, 2006 AND 2007	F-6-F-41

DTTBJ(A)(08)U0006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF AIRMEDIA GROUP INC.

We have audited the accompanying consolidated balance sheets of AirMedia Group Inc. (the “Company”), its subsidiaries, its variable interest entities (the “VIEs”) and its VIEs’ subsidiaries (collectively the “Group”) as of December 31, 2006 and 2007 and the related consolidated statements of operations, shareholders’ equity (deficiency) and comprehensive income (loss), and cash flows for the period from August 7, 2005 (Commencement of Operation) to December 31, 2005 and the years ended December 31, 2006 and 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2006 and 2007, and the consolidated results of its operations and its cash flows for the period from August 7, 2005 to December 31, 2005 and the years ended December 31, 2006 and 2007 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Beijing, The People’s Republic of China

April 28, 2008

AIRMEDIA GROUP INC.

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars in thousands, except share related data)

	December 31, 2006	December 31, 2007
Assets
Current assets:
Cash	$2,086	$210,915
Accounts receivable, net of allowance for doubtful accounts of $273 and $455 in 2006 and 2007	5,261	13,478
Prepaid concession fees	1,204	13,130
Other current assets	1,377	2,393
Deferred tax assets - current	81	95

Total current assets	10,009	240,011
Acquired intangible assets, net	4,885	4,862
Property and equipment, net	4,519	15,985
Long-term investment	—	788
Long term deposits	750	4,706
Deferred tax assets - non-current	384	507

TOTAL ASSETS	20,547	266,859

Liabilities
Current liabilities:
Accounts payable	2,863	4,666
Accrued expenses and other current liabilities	1,297	1,309
Deferred revenue	1,162	1,712
Income tax payable	—	32
Amounts due to related parties	2,366	11
Amounts due to shareholders	211	—

Total current liabilities	7,899	7,730

Non-current liabilities:
Deferred tax liability - non-current	1,612	1,527

Total liabilities	9,511	9,257

Commitments (Note 19)
Minority interest	(1)	(3)
Series A convertible redeemable preferred shares ($0.001 par value; 37,600,000 shares authorized and 37,600,000 and nil shares issued and outstanding in 2006 and 2007, respectively)	13,736	—
Series B convertible redeemable preferred shares ($0.001 par value; nil and 16,000,000 shares authorized and nil issued and outstanding in 2006 and 2007, respectively)	—	—
Series A subscription receivable	(2,920)	—
Shareholders’ equity
Ordinary shares ($0.001 par value; 162,400,000 shares authorized in 2006 and 2007; 62,400,000 shares and 133,425,925 shares issued and outstanding in 2006 and 2007 respectively)	62	133
Ordinary shares subscription receivable	(62)	—
Additional paid-in capital	—	263,130
Statutory reserve	102	1,782
Accumulated deficiency	(174)	(10,317)
Accumulated other comprehensive income	293	2,877

Total shareholders’ equity	221	257,605

TOTAL LIABILITIES, MINORITY INTEREST, SERIES A CONVERTIBLE REDEEMABLE PREFERRED SHARES, SERIES B CONVERTIBLE REDEEMABLE PREFERRED SHARES, AND SHAREHOLDERS’ EQUITY	$20,547	$266,859

The accompanying notes are an integral part of these consolidated financial statements.

AIRMEDIA GROUP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars in thousands, except share related data)

	For the period from August 7, 2005 to December 31, 2005	For the year ended December 31, 2006	For the year ended December 31, 2007
Revenues	$1,350	$18,896	$43,611
Business tax and other sales tax	(2)	(961)	(1,983)

Net revenues	1,348	17,935	41,628
Cost of revenues	3,189	10,040	21,365

Gross profit/(loss)	(1,841)	7,895	20,263

Operating expenses:
Selling and marketing (including share based compensation of $274)	461	2,751	4,813
General and administrative (including share based compensation of $18,831)	376	1,293	21,982

Total operating expenses	837	4,044	26,795

Income/(loss) from operations	(2,678)	3,851	(6,532)
Interest income	3	17	1,745

Income/(loss) before income taxes and minority interest	(2,675)	3,868	(4,787)
Income tax benefits	273	197	195

Net income/(loss) before minority interest	(2,402)	4,065	(4,592)
Minority interest	—	1	2
Loss of equity accounting investment	—	—	(520)

Net income/(loss)	(2,402)	4,066	(5,110)

Deemed dividend on series A and B convertible redeemable preferred shares - Accretion of redemption premium	(296)	(1,440)	(3,353)

Net income/(loss) attributable to holders of ordinary shares	(2,698)	2,626	(8,463)

Net income/(loss) per ordinary share - basic and diluted	$(0.04)	$0.03	$(0.12)
Net income per Series A preferred share - basic	$0.01	$0.06	$0.04
Net income per Series B preferred share - basic	N/A	N/A	$0.32

Weighted average shares used in calculating net income/(loss) per ordinary share - basic and diluted	62,400,000	62,400,000	73,469,589
Weighted average shares used in calculating net income per Series A preferred share - basic	37,600,000	37,600,000	31,461,918
Weighted average shares used in calculating net income per Series B preferred share - basic	N/A	N/A	6,706,849

The accompanying notes are an integral part of these consolidated financial statements.

AIRMEDIA GROUP INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIENCY)

AND COMPREHENSIVE INCOME (LOSS)

(In U.S. dollars in thousands, except share data)

							Accumulated	Total	Comprehensive
							other	shareholders’	income (loss)
	Ordinary shares		Subscription	Additional	Statutory	Accumulated	comprehensive	equity	for the
	Shares	Amount	receivable	Paid in Capital	Reserve	deficit	income	(deficiency)	period/year
Balance as of August 7, 2005	—	—	—	—	—	—	—	—
Issuance of ordinary shares	62,400,000	$62	$(62)	—	—	—	—	—
Deemed dividend on series A convertible redeemable preferred shares - Accretion of redemption premium	—	—	—	—		$(296)	—	$(296)
Foreign currency translation adjustment	—	—	—	—		—	$8	8	$8
Net loss	—	—	—	—		(2,402)	—	(2,402)	(2,402)

Balance as of December 31, 2005	62,400,000	62	(62)	—	—	(2,698)	8	(2,690)	(2,394)

Deemed dividend on series A convertible redeemable preferred shares - Accretion of redemption premium	—	—	—	—		(1,440)	—	(1,440)
Provision for statutory reserve	—	—	—	—	102	(102)	—	—
Foreign currency translation adjustment	—	—	—	—		—	285	285	285
Net income	—	—	—	—		4,066	—	4,066	4,066

Balance as of December 31,2006	62,400,000	62	(62)	—	102	(174)	293	221	4,351

Subscription received	—	—	62	—	—			62
Deemed dividend on series A convertible redeemable preferred shares-Accretion of redemption premium	—	—	—	—	—	(1,201)	—	(1,201)
Deemed dividend on series B convertible redeemable preferred shares-Accretion of redemption premium	—	—	—	—	—	(2,152)	—	(2,152)
Conversion of Series A convertible redeemable preferred shares into ordinary shares	37,600,000	37	—	14,900	—	—	—	14,937
Conversion of Series B convertible redeemable preferred shares into ordinary shares upon initial public offering	5,925,925	6	—	41,146	—			41,152
Provision for statutory reserve	—	—	—	—	1,680	(1,680)	—
Issuance of ordinary shares upon IPO	27,500,000	28	—	190,785	—			190,813
IPO expenses	—	—	—	(2,806)	—	—	—	(2,806)
Share-based compensation	—	—	—	19,105	—	—	—	19,105
Foreign currency translation adjustment	—	—	—	—	—	—	2,584	2,584	2,584
Net loss	—	—	—	—	—	(5,110)		(5,110)	(5,110)

Balance as of December 31, 2007	133,425,925	$133	$—	$263,130	$1,782	$(10,317)	$2,877	$257,605	$(2,526)

The accompanying notes are an integral part of these consolidated financial statements.

AIRMEDIA GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars in thousands)

	For the period from	For the year	For the year
	August 7, 2005 to	ended	ended
	December 31,	December 31,	December 31,
	2005	2006	2007
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(2,402)	$4,066	$(5,110)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Minority interest	—	(1)	(2)
Allowance for doubtful accounts	—	268	218
Depreciation and amortization	318	522	1,386
Share-based compensation	—	—	19,105
Loss from equity accounted investment	—	—	520
Loss on disposal of property and equipment	—	—	100
Changes in assets and liabilities
Accounts receivable	(960)	(4,455)	(7,827)
Prepaid concession fees	(332)	(844)	(11,658)
Other current assets	(256)	(1,083)	(980)
Long term deposit	(636)	(97)	(3,764)
Accounts payable	791	1,829	1,613
Amounts due to related parties	133	12	(150)
Amounts due to shareholders	10	—	(210)
Accrued expenses and other current liabilities	208	985	16
Deferred revenue	122	1,015	428
Deferred tax assets (liabilities)	(273)	(197)	(227)
Income tax payable	—	—	32

Net cash provided by (used in) operating activities	(3,277)	2,020	(6,510)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(762)	(3,377)	(13,046)
Purchase of intangible assets	—	(1,969)	(1,324)
Long term investment	—	—	(1,303)

Net cash used in investing activities	(762)	(5,346)	(15,673)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from (repayment of) note payables	784	(795)	—
Proceeds from amounts due to shareholders	200	—	62
Proceeds from issuance of series A convertible redeemable preferred shares	6,000	3,080	2,920
Proceeds from issuance of series B convertible redeemable preferred shares, net of issuance cost of $1,000	—	—	39,000
Short-term borrowings from a bank	—	—	13,068
Repayment of short-term borrowings to a bank	—	—	(13,068)
Proceed from issuance of ordinary shares	—	—	190,813
IPO expenses paid	—	—	(2,806)

Net cash provided by financing activities	6,984	2,285	229,989

Effect of exchange rate changes	7	175	1,023

NET INCREASE (DECREASE) IN CASH	2,952	(866)	208,829
CASH, BEGINNING OF PERIOD	—	2,952	2,086

CASH, END OF YEAR	$2,952	$2,086	$210,915

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION NON-CASH INVESTING ACTIVITIES:
Interest paid	$—	$—	$51
Amount due to related party for acquisition of intangible assets	$—	$1,341	$—

Fair value of property and equipment acquired in exchange of advertising services rendered	$5	$699	$286

The accompanying notes are an integral part of these consolidated financial statements.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM AUGUST 7, 2005 TO DECEMBER 31, 2005

AND THE YEARS ENDED DECEMBER 31, 2006 AND 2007

(In U.S. dollars in thousands, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Introduction of the Group

AirMedia Group Inc. (“AirMedia” or the “Company”) was incorporated in the Cayman Islands on April 12, 2007. Through a share swap with Broad Cosmos Enterprises, Ltd. (“Broad Cosmos”), an entity under common control of AirMedia, AirMedia became the holding company for the group of companies as described below.

AirMedia, its subsidiaries, its variable interest entities (“VIEs”) and VIEs’ subsidiaries (collectively referred to “AirMedia and its subsidiaries” or the “Group”) operate air travel TV media network in the People’s Republic of China (“the PRC”) with exclusive contracts and concession rights to operate digital displays in the major airports in the PRC, and on the airplanes operated by major airline companies in the PRC.

As of December 31, 2007, details of the Group’s subsidiaries, VIEs and VIE’s subsidiaries are as follows:

Name	Date of incorporation/ acquisition	Place of incorporation	Percentage of economic ownership
Intermediate Holding Company:
Broad Cosmos	June 26, 2006	British Virgin Islands (“BVI”)	100%

Subsidiaries:
AirMedia Technology Co., Ltd. (“AM Technology”)	September 19, 2005	the PRC	100%
Shenzhen AirMedia Technology Co., Ltd. (“Shenzhen AM”)	June 6, 2006	the PRC	100%
Xi’an AirMedia Chuangyi_Science and Technology Co., Ltd (“Xi’an AM”)	December 31, 2007	the PRC	100%
Royal Mart Limited (Royal HK)	December 24, 2007	the PRC	100%

VIEs:
Beijing Shengshi Lianhe Advertising Co., Ltd. (“Shengshi Lianhe”)	August 7, 2005	the PRC	100%
Beijing AirMedia Advertising Co., Ltd. (“AM Advertising”)	November 22, 2005	the PRC	100%
Beijing AirMedia UC Advertising Co. Ltd. (AirMedia UC)	January 1, 2007	the PRC	100%

VIE’s subsidiaries:
Beijing AirTV United Media & Culture Co., Ltd. (“AirTV United”)	October 10, 2006	the PRC	75%
Beijing AirMedia Film culture Co. Ltd (“AM Film”)	September 13, 2007	the PRC	100%

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE PERIOD FROM AUGUST 7, 2005 TO DECEMBER 31, 2005

AND THE YEARS ENDED DECEMBER 31, 2006 AND 2007

(In U.S. dollars in thousands, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements

Chinese regulations currently limit foreign ownership of companies that provide advertising services, including out-of-home television advertising services. Since December 30, 2005, foreign investors have been permitted to own directly a 100% interest in PRC advertising companies if the foreign investor has at least three years of direct operations outside of PRC.

However, since the Group has not been involved in the direct operation of the advertising business outside of the PRC, the PRC subsidiaries of the Group, AM Technology , Shenzhen AM and Xi’an AM which are considered foreign-invested, are currently ineligible to apply for the required advertising service licenses in the PRC.

The Group therefore conducts substantially all of its activities through Shengshi Lianhe, AM

Advertising and AirMedia UC (the “VIEs”) and the VIEs’ subsidiaries. The VIEs have entered into a series of agreements with AM Technology as below:

•

Technology support and service agreement: AM Technology provides exclusive technology supports and consulting services to the VIEs and VIEs are required to pay AM Technology for the technical and consulting services they are provided. The VIEs pay to AM Technology annual service fees in the amount that guarantee that the VIEs can achieve, after deducting such service fees payable to AM Technology, a net cost-plus rate of no less than 0.5%, which final rate should be determined by AM Technology. The “net cost-plus rate” refers to the operating profit as a percentage of total costs and expenses of a certain entity.

•

Technology development agreement: VIEs exclusively engage AM Technology to provide technology development services. AM Technology owns the intellectual property rights developed in the performance of these agreements. The VIEs pay to AM Technology annual service fees in the amount that guarantee that the VIEs can achieve, after deducting such service fees payable to AM Technology, a net cost-plus rate of no less than 0.5%, which final rate should be determined by AM Technology. The “net cost-plus rate” refers to the operating profit as a percentage of total costs and expenses of a certain entity.

•

Call option agreement: Under the call option agreements, the shareholders of VIEs irrevocably granted AM Technology or its designated third party an exclusive option to purchase from VIEs’ shareholders, to the extent permitted under PRC law, all the equity interests in the VIEs, as the case may be, for the minimum amount of consideration permitted by the applicable law without any other conditions. In addition, AM Technology will act as guarantor of VIEs in all operation related contracts, agreements and transactions and commit to provide loans to support the business development needs of VIEs or when the VIEs are suffering operating difficulties. No such guarantee or loans were provided as of December 31, 2007.

•

Equity pledge agreement: Under the equity pledge, the shareholders of the VIEs pledged all of their equity interests, including the right to receive declared dividends, in the VIEs to AM Technology to guarantee VIEs’ performance of its obligations under the technology support and service agreement and the technology development agreement.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE PERIOD FROM AUGUST 7, 2005 TO DECEMBER 31, 2005

AND THE YEARS ENDED DECEMBER 31, 2006 AND 2007

(In U.S. dollars in thousands, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

•

Authorization letter: Each shareholder of the VIEs has executed an authorization letter to authorize AM Technology to exercise certain of its rights, including voting rights, the rights to enter into legal documents and the rights to transfer any or all of its equity interest in the VIEs. Such authorization letters will remain effective during the operating periods of the VIEs.

Through the above contractual arrangements, AM Technology has obtained 100% of shareholders’ voting interest in the VIEs and has the right to receive all dividends declared and paid by the VIEs. As a result, AM Technology receives substantially all of the VIEs’ expected residual returns and holds variable interests in the VIEs. Since AM Technology is the primary beneficiary of the VIE arrangement, it consolidates the VIEs under Financial Accounting Standards Board (“FASB”) Interpretation (“FIN”) No. 46(R), “Consolidation of Variable Interest Entities-an interpretation of ARB No. 51”, which requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

History of the Group and corporate reorganization

The Group’s history began with the commencement of operation by the following shareholders in Shengshi Lianhe (“Shengshi”), a company registered in the PRC, on August 7, 2005. Prior to the commencement of operations, Shengshi Lianhe had no assets, no liabilities and no operations. It was incorporated on March 12, 2001.

Beneficiary owners	Percentage of ownership
Mr. Guo, Man (“Guo, Man”)	79.86%
Mr. Xu, Qing (“Xu, Qing”)	11.94%
Mr. Zhang, Xiaoya (“Zhang, Xiaoya”)	8.20%

Shengshi Lianhe began to enter into concession right agreements with airports and airlines to display advertising at those airports and on airplanes.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE PERIOD FROM AUGUST 7, 2005 TO DECEMBER 31, 2005

AND THE YEARS ENDED DECEMBER 31, 2006 AND 2007

(In U.S. dollars in thousands, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

History of the Group and corporate reorganization - continued

In October 2005, Guo, Man, Xu, Qing and Zhang, Xiaoya, (collectively the “founding shareholders”) and CDH China Management Company Limited entered into a legally binding agreement (the “2005 Agreement”), according to which CDH China Growth Fund II L.P. or its affiliate (collectively “CDH”), became an investor through the ownership of convertible preferred shares. CDH is a third party private equity fund. Under this 2005 Agreement:

(i)	the founding shareholders obtained 100% of the common stock issued and outstanding in AM Technology, which entered into a VIE arrangement with Shengshi in November, 2005, and any new entities formed in the Group. Assuming the conversion of the convertible preferred interest held by CDH into ordinary shares, the founding shareholders would hold 62.4% of total ordinary shares.

(ii)	CDH agreed to contribute US$12,000 cash into the business in return for a convertible redeemable preferred share interest, which represents 37.6% of the total equity interest in AM Technology on an if converted basis and in any new entities formed in the Group (see Note 15).

Upon CDH’s investment, the equity interest structure of AM Technology on and as converted basis was as follows:

Beneficiary owners	Percentage of ownership
%
Guo, Man	49.83
Xu, Qing	7.45
Zhang, Xiaoya	5.12
CDH	37.60

Total	100.00

In anticipation of making such an investment, in August 2005, CDH had established AirMedia (China) Ltd. in Hong Kong with 100% ownership through AM International, a wholly owned BVI company and in September 2005, AirMedia (China) Ltd. established a wholly owned PRC subsidiary, AM Technology.

There was no change in control of the underlying business of Shengshi Lianhe before and after CDH became a shareholder of AM Technology and this has been treated as a recapitalization of the Shengshi Lianhe business with no change in basis.

Subsequently, CDH has subscribed in cash for its convertible preferred share interest as and when called upon to do so and as of December 31, 2006 had subscribed $9,080 out of the total cash consideration of $12,000.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE PERIOD FROM AUGUST 7, 2005 TO DECEMBER 31, 2005

AND THE YEARS ENDED DECEMBER 31, 2006 AND 2007

(In U.S. dollars in thousands, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

History of the Group and corporate reorganization - continued

Broad Cosmos was incorporated in the BVI on June 26, 2006 for the purpose of holding a 100% equity interest in AM Technology and other subsidiaries and VIEs formed subsequent to the incorporation of AM Technology.

In March 2007, Broad Cosmos executed a share split which made total ordinary shares issued and outstanding 62,400,000.

On April 12, 2007, the shareholders of Broad Cosmos incorporated AirMedia in the Cayman Islands as a new holding Company of Broad Cosmos and executed a 1 to 1 share swap between Broad Cosmos and AirMedia. As a result, AirMedia has become the holding company of Broad Cosmos and its subsidiaries, its VIEs and its VIE’s subsidiary. The impact of this share split and share swap has been retroactively reflected in the Group’s consolidated financial statements.

In November 2007, the Group completed an initial public offering (“IPO”) and issued 13,750,000 American depositary shares representing 27,500,000 of the Company’s ordinary shares. Immediately prior to the completion of the IPO, all of the Company’s then outstanding Series A preferred shares and Series B preferred shares were automatically converted into 32,600,000 ordinary shares and 5,925,925 ordinary shares, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).

(b)	Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, its VIEs and its VIE’s subsidiaries. All inter-company transactions and balances have been eliminated upon combination.

(c)	Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s financial statements include allowance for doubtful accounts, the useful lives of and impairment for property and equipment and intangible assets, and valuation allowance for deferred tax assets. Actual results could differ from those estimates.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE PERIOD FROM AUGUST 7, 2005 TO DECEMBER 31, 2005

AND THE YEARS ENDED DECEMBER 31, 2006 AND 2007

(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(d)	Significant risks and uncertainties

The Group participates in a dynamic industry and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations, or cash flows: the Group’s limited operating history; advances and trends in new technologies and industry standards; competition from other competitors; regulatory or other PRC related factors; and risks associated with the Group’s ability to attract and retain employees necessary to support its growth; risks associated with the Group’s growth strategies; and general risks associated with the advertising industry.

(e)	Property and equipment, net

Property and equipment, net is carried at cost less accumulated depreciation and amortization. Depreciation and amortization is calculated on a straight-line basis over the following estimated useful lives:

Digital display network equipment	5 years
Furniture and fixture	5 years
Computer and office equipment	5 years
Vehicle	5 years
Leasehold improvement	Shorter of the term of the lease or the estimated useful lives of the assets

(f)	Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets.

(g)	Acquired intangible assets

Acquired intangible asset represents a TV program production and operation license (“TV program license”), which is carried at cost less accumulated amortization. The license has perpetual life but is subject to annual compliance review by a government agency. The Company determined the license has an estimated economic useful life of 20 years and computed the amortization using the straight-line method.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE PERIOD FROM AUGUST 7, 2005 TO DECEMBER 31, 2005

AND THE YEARS ENDED DECEMBER 31, 2006 AND 2007

(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(h)	Revenue recognition

The Group’s revenues are derived from selling advertising time slots on the Group’s air travel digital media network. For the year ended December 31, 2007, substantially most of the advertising revenues are generated from digital TV screens in airports and digital TV screens on airlines.

The Group typically signs standard contracts with its advertising customers, who require the Group to run the advertiser’s advertisements on the Group’s network in specified airports and on specified airplanes for a period of time. The Group recognizes advertising revenues ratably over the performance period for which the advertisements are displayed, so long as collection of the fees remains probable.

Deferred revenue

Prepayments from customers for advertising service are deferred and recognized as revenue when the advertising services are rendered.

Non-monetary exchanges

The Group periodically exchange advertising time slots with other entities for assets or services, such as digital screen network equipment and office rental. Consistent with the guidance in APB Opinion No. 29 Accounting for nonmonetary transactions as amended by FASB Statement No. 153 Exchanges of nonmonetary assets, an amendment of APB Opinion No. 29, such transactions are accounted for as nonmonetary exchange, and based on guidance in EITF 99-17, Accounting for Advertising Barter Transactions, the Group recognizes revenue and assets/expenses of the exchanges based on the fair value of the advertising provided, which can be determined based on the Group’s historical practice of receiving cash. The amounts of revenue recognized for nonmonetary transactions were $34, $759 and $430 for the period from August 7, 2005 to December 31, 2005 and the years ended December 31, 2006 and 2007, respectively. No direct costs are attributable to the revenues.

(i)	Business tax and other sale related taxes

The Group’s PRC subsidiary and VIEs are subject to business tax and other sale related taxes at the rate of 8.5% on total revenues after deduction of certain costs of revenues permitted by the PRC tax laws. Business tax is recorded as a deduction to revenue when incurred.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE PERIOD FROM AUGUST 7, 2005 TO DECEMBER 31, 2005

AND THE YEARS ENDED DECEMBER 31, 2006 AND 2007

(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(j)	Concession fees

The Group enters concession right agreements with airports and airlines, under which the Group has the right to use the spaces or equipment of the airports and airlines to display the advertisements. The concession right agreement is treated as an operating lease arrangement.

Fees under concession right agreements with airports and airlines are usually due every three or six months. Payments made are recorded as current assets and current liabilities according to the respective payment terms. Most of the concession fees are fixed with escalation, which means fixed increase over each year of the agreement. The total concession fee under each concession right agreement is charged to the consolidated statements of operations on a straight-line basis over the agreement periods, which is generally between three and five years.

(k)	Agency fees

The Group pays fees to advertising agencies based on certain percentage of revenue made through the advertising agencies upon receipt of payment from advertisers. The agency fees are charged to cost of revenues in the consolidated statement of operation ratably over the period in which the advertising is displayed. Prepaid and accrued agency fees are recorded as current assets and current liabilities according to relative timing of payments made and advertising service provided.

(l)	Other operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating lease. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease periods.

(m)	Advertising costs

The Group expenses advertising costs as incurred. Total advertising expenses were $1, $239 and $400 for the period from August 7, 2005 to December 31, 2005 and the years ended December 31, 2006 and 2007, respectively, and have been included as part of selling and marketing expenses.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE PERIOD FROM AUGUST 7, 2005 TO DECEMBER 31, 2005

AND THE YEARS ENDED DECEMBER 31, 2006 AND 2007

(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(n)	Foreign currency translation

The functional and reporting currency of AirMedia is the United States dollar (“US dollar”). Monetary assets and liabilities denominated in currencies other than the US dollar are translated into the US dollar at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the US dollar during the year are converted into US dollar at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the statements of operations.

The financial records of the Group’s subsidiaries, its VIEs and its VIEs’ subsidiaries located in the PRC are maintained in its local currency, the Renminbi (“RMB”), which is the functional currency of these entities. Assets and liabilities are translated using the exchange rates in effect on the balance sheet date. Equity accounts are translated at historical exchange rates. Revenues, expenses, gains and losses are translated using the transaction weighted average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income in the accompanying consolidated statements of shareholders’ equity (deficiency) and comprehensive income (loss).

(o)	Income taxes

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits, by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws and regulations applicable to the Group as enacted by the relevant tax authorities.

In June 2006, the FASB issued Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006, with early adoption permitted. The Group has elected to early adopt FIN 48 from August 7, 2005 as no prior year audited consolidated financial statements of the Group have been issued before.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE PERIOD FROM AUGUST 7, 2005 TO DECEMBER 31, 2005

AND THE YEARS ENDED DECEMBER 31, 2006 AND 2007

(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(p)	Share based payments

Share-based payment transactions with employees are measured based on the grant date fair value of the equity instrument issued in accordance with the FASB Statement of Financial Accounting Standard (“SFAS”) No. 123(R), Share-Based Payment, and recognized as compensation expense over the requisite service period based on a straight-line attribution method, with a corresponding impact reflected in additional paid-in capital.

Share-based payment transactions with non-employees are accounted for as share based compensation expense in accordance with EITF 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.

(q)	Comprehensive income (loss)

Comprehensive income (loss) includes net income (loss) and foreign currency translation adjustments. Comprehensive income (loss) is defined as the change in equity during a period from transactions and other events and circumstances except for transactions resulting from investments by shareholders and distributions to shareholders.

(r)	Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and accounts receivable. The Group places their cash with financial institutions with high-credit ratings and quality.

The Group conducts credit evaluations of customers and generally do not require collateral or other security from their customers. The Group establishes an allowance for doubtful accounts primarily based upon the age of the receivables and factors relevant to determining the credit risk of specific customers. The amount of receivables ultimately not collected by the Group has generally been consistent with management’s expectations and the allowance established for doubtful accounts.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE PERIOD FROM AUGUST 7, 2005 TO DECEMBER 31, 2005

AND THE YEARS ENDED DECEMBER 31, 2006 AND 2007

(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(r)	Concentration of credit risk - continued

Details of the customers accounting for 10% or more of total revenues are as follow:

Customer	For the period from August 7, 2005 to December 31, 2005	For the year ended December 31, 2006	For the year ended December 31, 2007
	%	%	%
A	15.52	3.06	0.34
B	10.76	2.62	1.03

Details of the customers accounting for 10% or more of accounts receivable are as follow:

Customer	As of December 31,
	2006	2007
	%	%
A	11.52	—

(s)	Fair value of financial instruments

The carrying amounts of accounts receivable, accounts payable, amounts due to related parties, amounts due to shareholders and income tax payable approximate their fair values due to the short-term maturity of these instruments.

(t)	Net income/(loss) per share

In accordance with SFAS No. 128 (“SFAS 128”), “Computation of Earnings Per Share,” and EITF 03-6, “Participating Securities and the Two-Class Method under FASB Statement No. 128”, basic net income (loss) per share are computed by dividing net income/(loss) attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income is allocated on a pro rata basis to each class of ordinary shares and other participating securities based on their participating rights. Net losses applicable to holders of ordinary shares are allocated to ordinary shares because the Series A and Series B preferred shares are not contractually obligated to participate in sharing losses.

The holders of Series A preferred shares and Series B preferred shares were entitled to share dividends on a pro rata basis, as if their shares had been converted into ordinary shares. Accordingly, the Group has used the two-class method in computing net income (loss) per share.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE PERIOD FROM AUGUST 7, 2005 TO DECEMBER 31, 2005

AND THE YEARS ENDED DECEMBER 31, 2006 AND 2007

(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(t)	Net income/(loss) per share - continued

The Group had convertible redeemable preferred shares and stock options which could potentially dilute basic earnings per share in the future. To calculate the number of shares for diluted income per share, the effect of the convertible redeemable preferred shares is computed using the if-converted method; the effect of the stock options is computed using the treasury stock method.

(u)	Recently issued accounting standards

In September 2006, the FASB issued SFAS No. 157 Fair Value Measurements. This statement defines fair value, establishes a framework of measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements to be issued for fiscal years beginning after November 15, 2007. The Group does not expect the adoption of SFAS No. 157 to have a material impact on its financial statements.

In February 2007, the FASB issued SFAS No. 159 The Fair Value Option for Financial Assets and Financial Liabilities. SFAS No. 159 provides entities with an option to report selected financial assets and liabilities at fair value, with the objective to reduce both the complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. SFAS No. 159 is effective for financial statements to be issued for fiscal years beginning after November 15, 2007. The Group does not expect the adoption of SFAS No. 159 to have a material impact on its financial statements.

In December 2007, the FASB issued SFAS No. 141 (R), “Business Combination”, to improve reporting by creating greater consistency in the accounting and financial reporting of business combinations. The standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS No. 141 (R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early adoption is prohibited. The Group has not yet begun the process of assessing the potential impact the adoption of SFAS No. 141R may have on its consolidated financial position or results of operations.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE PERIOD FROM AUGUST 7, 2005 TO DECEMBER 31, 2005

AND THE YEARS ENDED DECEMBER 31, 2006 AND 2007

(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(u)	Recently issued accounting standards - continued

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” to improve the relevance, comparability, and transparency of financial information provided to investors by requiring all entities to report noncontrolling (minority) interests in subsidiaries in the same way as required in the consolidated financial statements. Moreover, SFAS No. 160 eliminates the diversity that currently exists in accounting for transactions between an entity and noncontrolling interests by requiring they be treated as equity transactions. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The Group has not yet begun the process of assessing the potential impact the adoption of SFAS No. 160 may have on its consolidated financial position or results of operations.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. The standard requires disclosure of the fair values of derivative instruments and their gains and losses in a tabular format as well as cross-referencing within footnotes to enable financial statement users to locate important information about derivative instruments. It also provides more information about an entity’s liquidity by requiring disclosure of derivative features that are credit risk-related. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Group does not expect the adoption of SFAS No. 161 to have a material impact on its financial statements.

3.	SEGMENT INFORMATION AND REVENUE ANALYSIS

The Group is mainly engaged in selling air-traveling television advertising time slots on their network of television screens located in high traffic airports and on airplanes of airline companies throughout PRC.

In accordance with SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, the Group chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group; hence, the Group has only one operating segment. The Group has internal reporting that does not distinguish between markets or segments.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE PERIOD FROM AUGUST 7, 2005 TO DECEMBER 31, 2005

AND THE YEARS ENDED DECEMBER 31, 2006 AND 2007

(In U.S. dollars in thousands, except share data)

3.	SEGMENT INFORMATION AND REVENUE ANALYSIS - continued

Geographic information

The Group operates in the PRC and all of the Group’s long-lived assets are located in the PRC. Although the Group operates through multiple airports and airlines in PRC which include Beijing, Shanghai, Guangzhou, Shenzhen and Chengdu etc, it believes it operates in one segment as all airports and airlines provide selling air-traveling television advertising time slots to the customers and advertisers. Accordingly all financial segment information can be found in the consolidated financial statements.

	December 31,
	2005	2006	2007
Revenues:
Digital TV screens in airports	$887	$10,502	$26,921
Digital TV screens on airplanes	405	4,868	11,093
Digital frames	—	—	1,263
Other displays	58	3,526	4,334

	$1,350	$18,896	$43,611

4.	ACQUISITION

On October 10, 2006, the Group, through AM Advertising, acquired 75% equity interest of AirTV United with cash consideration of $3,310. AirTV United had no material assets and liabilities and was inactive other than holding a TV program license, which is authorized by China National TV & Movie Broadcasting Bureau. This license allows editing, producing and operating non-advertising programs that are displayed on TV. The following table presents the allocation of the acquisition costs:

		Amortization period
Total consideration	$3,310
Less: cash acquired	(1)

Cost allocated to TV program license	3,309
Plus: deferred income tax liability recognized	1,631

Total acquired intangible asset cost initially recognized	$4,940	20 years

The 25% interest held by other shareholders of AirTV United is recorded as minority interest in the consolidated balance sheets and consolidated statement of operations.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE PERIOD FROM AUGUST 7, 2005 TO DECEMBER 31, 2005

AND THE YEARS ENDED DECEMBER 31, 2006 AND 2007

(In U.S. dollars in thousands, except share data)

5.	LONG-TERM INVESTMENT

On January 1, 2007, the Group, through Beijing AirMedia Advertising Co., Ltd. (“AM Advertising”), a VIE of the Group, acquired 51% equity interest of Beijing Aiyike Information Technology Ltd. (“Beijing Aiyike”), an advertising service provider focusing on exhibit advertising at airports in the PRC, with initial cash consideration of $640. An additional cash consideration of $663 was paid on October 22, 2007 in line with that the founders of Beijing Aiyike obtained certain concession rights from certain airports as defined in the share purchase agreement. Because the minority equity owners have substantive participating rights in making major operating decisions, including annual budgets and appointment of CEO and his/her compensation, among others, over Beijing Aiyike, the acquisition was accounted for using the equity method of accounting in accordance with Emerging Issue Task Force (“EITF”) 96-16 - Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights.

The investment consists of the followings:

December 31, 2007
Investment cost	$1,303
Share of loss from Beijing Aiyike operation	(520)
Exchange adjustment	5

$788

The financial statement amounts and balances of Beijing Aiyike as shown in its financial statements as of and for the year ended December 31, 2007 were as follows:

Total current assets	657
Total assets	868
Total current liabilities	306
Total liabilities	347
Total net revenue	312
Loss from operations	(956)

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE PERIOD FROM AUGUST 7, 2005 TO DECEMBER 31, 2005

AND THE YEARS ENDED DECEMBER 31, 2006 AND 2007

(In U.S. dollars in thousands, except share data)

6.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consists of the following:

	December 31,
	2006	2007
Billed receivable	$1,062	$5,389
Unbilled receivable	4,199	8,089

	$5,261	$13,478

Unbilled receivable represents amounts earned under advertising contracts in progress but not billable at the respective balance sheet dates. These amounts become billable according to the contract term. The Group anticipates that substantially all of such unbilled amounts will be billed and collected within twelve months of the balance sheet dates.

Movement of allowance for doubtful accounts is as follows:

	Balance at beginning of the year	Charge to expenses	Reductions	Exchange adjustment	Balance at end of the year

2006	$—	268	—	5	$273
2007	$273	218	(46)	10	$455

7.	OTHER CURRENT ASSETS

Other current assets consist of the follows:

	December 31,
	2006	2007
Receivable from underwriters	$—	$631
Advances to employees	544	444
Short-term deposits	146	328
Interest receivable	—	326
Prepaid insurance premium	—	214
Prepaid agency fees	662	83
Other prepaid expenses	25	367

	$1,377	$2,393

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE PERIOD FROM AUGUST 7, 2005 TO DECEMBER 31, 2005

AND THE YEARS ENDED DECEMBER 31, 2006 AND 2007

(In U.S. dollars in thousands, except share data)

7.	OTHER CURRENT ASSETS - continued

Receivable from underwriters represents cash advance to one of the underwriters for the expenses to be paid by the underwriter on behalf of the company in connection with the Company’s IPO. The balance was repaid by the underwriter in January 2008.

Short-term deposits primarily consist of prepaid deposit for leasing office space.

8.	LONG-TERM DEPOSITS

Long term deposits consist of the follows:

	December 31,
	2006	2007
Concession fee deposits	$699	$4,322
Office rental deposits	51	384

	$750	$4,706

Concession fee deposits normally have terms of three to five years and are refundable at the end of the concession terms. Office rental deposits normally have terms of two to three years and are refundable at the end of the lease term.

The long term deposits are not within the scope of Accounting Principles Board Opinion No. 21, Interests on Receivables and Payables, because they are intended to provide security for the counterparty to the concession rights or office rental agreements. Therefore, the deposits are recorded at costs.

9.	ACQUIRED INTANGIBLE ASSETS, NET

The TV program license (Note 4) is amortized on straight-line basis over 20 years, the estimated useful life. The amortization expense of the license was $55 and $254 for the year ended December 31, 2006 and December 31, 2007. The balance of the license is as follows:

	December 31,
	2006	2007
TV program license	$4,940	$5,186
Less: accumulated amortization	(55)	(324)

	$4,885	$4,862

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE PERIOD FROM AUGUST 7, 2005 TO DECEMBER 31, 2005

AND THE YEARS ENDED DECEMBER 31, 2006 AND 2007

(In U.S. dollars in thousands, except share data)

10.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the follows:

	December 31,
	2006	2007
Digital display network equipment	$4,835	$15,739
Computer and office equipment	167	551
Vehicle	186	342
Leasehold improvement	110	757
Furniture and fixture	26	529

	5,324	17,918
Less: accumulated depreciation and amortization	(805)	(1,933)

	$4,519	$15,985

Depreciation and amortization expenses recorded for the period from August 8, 2005 to December 31, 2005 and years ended December 31, 2006 and 2007 were $318, $467 and $1,132, respectively.

11.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the follows:

	December 31,
	2006	2007
Accrued payroll and welfare	$114	$437
Other tax payable	948	372
Others liabilities	235	500

	$1,297	$1,309

Others liabilities primarily consist of miscellaneous operating expenses incurred but not yet paid.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE PERIOD FROM AUGUST 7, 2005 TO DECEMBER 31, 2005

AND THE YEARS ENDED DECEMBER 31, 2006 AND 2007

(In U.S. dollars in thousands, except share data)

12.	BANK FACILITY

On July 5, 2007, the Company obtained a bank facility of $13,068 from a Chinese bank with a term of six-month and 5.265% annualized interest rates without collaterals. The Company withdrew $13,068 on July 5, 2007 and repaid the full amount by August 15, 2007. Interest expense of $51 was charged into consolidated statement of operation.

13.	INCOME TAXES

AirMedia is a tax-exempted company incorporated in the Cayman Islands.

Broad Cosmos is a tax-exempted company incorporated in the British Virgin Islands.

Shengshi Lianhe, AirTV United, AM Film and AirMedia UC, were registered in the PRC, are all subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. EIT rate for companies operating in the PRC was 33%.

AM Technology qualified as a “new or high-technology enterprise” located in a high-tech zone in Beijing and, therefore, was entitled to a three-year exemption from EIT from year 2006 to 2008.

Shenzhen AM qualified as a “new or high-technology enterprise” located in Shenzhen and, therefore, was entitled to a preferential tax rate of 15% in year 2007.

AM Advertising was subject to zero percent income tax for year 2006 and 2007 pursuant to a tax incentive policy granted by the state tax bureau in Beijing.

On March 16, 2007, the national People’s Congress adopted the Enterprise Income Tax Law (the “New Income Tax Law”), which became effective from January 1, 2008 and replaced the existing separate income tax laws for domestic enterprises, which are PRC VIEs of the Group, and foreign-invested enterprises, which are PRC subsidiaries of the Group, by adopting a unified income tax rate of 25% for most enterprises. Due to the changes in the new tax law in March 2007, the Group’s deferred tax balances were calculated based on the newly enacted tax rate to be effective January 1, 2008 in accordance with applicable transitional terms of the New Income Tax Law. The impact on the deferred taxes resulting from the rate change as of January 1, 2007 is an increase to the net deferred tax assets and deferred tax benefit of $64.

In accordance with the New Income Tax Law, if AM Technology qualifies as a “high and new technology enterprise strongly supported by the State” under the new PRC tax law, it will continue to be subject to the preferential tax rate of 15%, subject to any other applicable regulations. Otherwise, it would be subject to 25% uniform EIT rate.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE PERIOD FROM AUGUST 7, 2005 TO DECEMBER 31, 2005

AND THE YEARS ENDED DECEMBER 31, 2006 AND 2007

(In U.S. dollars in thousands, except share data)

13.	INCOME TAXES - continued

In accordance with the New Income Tax Law, if Shenzhen AM qualifies as a “high and new technology enterprise strongly supported by the State” under the new PRC tax law, it will continue to be subject to the preferential tax rate of 15%, subject to any other applicable regulations. Otherwise, Shenzhen AM would be subject to EIT on the taxable income at the gradual rate, which will be 18% in 2008, 20% in 2009, 22% in 2010, 24% in 2011 and 25% in 2012, respectively, since it is located in Shenzhen.

Income tax benefits are as follows:

	December 31,
	2005	2006	2007
Income taxes benefits:
Current	$—	$—	$(32)
Deferred	273	197	227

Total	$273	$197	$195

The principal components of the Group’s deferred income tax assets and liabilities are as follows:

	December 31,
	2006	2007
Deferred tax assets:
Current
Allowance for doubtful accounts	$81	$95

Total deferred tax assets	81	95

Non-current
Depreciation of property and equipment	71	185
Start-up cost	8	4
Net operating loss carryforwards	305	318

Total deferred tax assets	384	507
Valuation allowance	—	—

Net deferred tax assets	465	602

Deferred tax liabilities:
Non-current
Acquired intangible assets	1,612	1,527

Total deferred tax liabilities	$1,612	$1,527

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE PERIOD FROM AUGUST 7, 2005 TO DECEMBER 31, 2005

AND THE YEARS ENDED DECEMBER 31, 2006 AND 2007

(In U.S. dollars in thousands, except share data)

13.	INCOME TAXES - continued

As management believes that the Group will generate taxable PRC statutory income in the near future and it is more likely than not that all of the deferred tax assets will be realized, no valuation allowance has been established for the deferred tax assets as of December 31, 2006 and 2007.

The net operating loss carry forwards for the PRC subsidiaries expire on various dates through 2012.

Reconciliation between the provision for income taxes computed by applying the PRC EIT rate of 33% to income before income taxes and the actual provision of income taxes is as follows:

	December 31,
	2005	2006	2007
Net income/(loss) before provision for income taxes	$(2,675)	$3,868	$(4,787)
PRC statutory tax rate	33%	33%	33%
Income tax at statutory tax rate	(883)	1,277	(1,580)

Expenses not deductible for tax purposes:
Entertainment expenses exceeded the tax limit	17	96	46
Payroll expenses exceeded the tax limit	30	82	202
Others	—	106	79
Effect of income tax exemptions in subsidiaries	—	(1,784)	1,251
Effect of income tax rate difference in other jurisdictions	563	26	(193)

Income tax benefits	$(273)	$(197)	$(195)

Effective tax rates	10.2%	(5.1)%	4.1%

If AM Advertising and AM technology were not in a tax holiday period in the year end December 31, 2007, net income/(loss) per share amounts would be as follows:

	2005	2006	2007
Changes in income tax expenses	—	$1,685	$4,562
Net income/(loss) per ordinary share-basic	—	0.01	0.06
Net income/(loss) per ordinary share-diluted	—	0.01	0.06
Net income/(loss) per preferred share A - basic and diluted	—	0.05	0.15
Net income/(loss) per preferred share B - basic and diluted	—	$0.05	$0.68

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE PERIOD FROM AUGUST 7, 2005 TO DECEMBER 31, 2005

AND THE YEARS ENDED DECEMBER 31, 2006 AND 2007

(In U.S. dollars in thousands, except share data)

13.	INCOME TAXES - continued

As a result of the adoption of FIN 48 for the periods presented in this consolidated financial statements, the Group did not identify significant unrecognized tax benefits for period from August 8, 2005 to December 31, 2005 and the years ended December 31, 2006 and 2007. The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also believed that the adoption of FIN 48 does not have a significant impact on the unrecognized tax benefits for the year ended December 31, 2007.

Since the commencement of operations in August 2005, the relevant tax authorities of the Group’s subsidiaries in PRC have not conducted a tax examination. As such, the Group’s subsidiaries, VIEs and VIE’s subsidiary are subject to tax audits at the tax authority’s discretion.

Under the new Enterprise Income Tax law effective from January 1, 2008, the rules for determining whether an entity is resident in the PRC for tax purposes have changed and the determination of residence depends amongst other things on the “place of actual management”. If the Company, or its non-PRC subsidiaries, were to be determined to be PRC resident for tax purposes, it or they, would be subject to tax in the PRC on its worldwide income including the income arising in jurisdictions outside the PRC. The Company is still evaluating its resident status under the new law and related guidance.

If the Company were to be non-resident for PRC tax purpose, dividends paid to it out of profits earned after January 1, 2008 would be subject to a withholding tax. In the case of dividends paid by PRC subsidiaries the withholding tax would be 10% and in the case of a subsidiary 25% or more directly owned by the resident in the Hong Kong SAR, the withholding tax would be 5%.

Aggregate undistributed earnings of the Company’s subsidiaries, VIEs and its VIEs’ subsidiaries located in the PRC that are available for distribution to the Company of approximately $16,016 at December 31, 2007 are considered to be indefinitely reinvested under APB opinion No. 23, and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. The Chinese tax authorities have also clarified that distributions made out of pre January 1, 2008 retained earnings will not be subject to the withholding tax.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE PERIOD FROM AUGUST 7, 2005 TO DECEMBER 31, 2005

AND THE YEARS ENDED DECEMBER 31, 2006 AND 2007

(In U.S. dollars in thousands, except share data)

14.	NET INCOME/(LOSS) PER SHARE

For the above mentioned periods, the Group had securities outstanding which could dilute basic income/(loss) per share for the period indicated:

	For the period from August 7, 2005 to December 31, 2005			For the year ended December 31, 2006			For the year ended December 31, 2007
Net income/(loss)		$(2,402)			$4,066		$(5,110)
Deemed dividend on Series A convertible redeemable preferred shares - Accretion of redemption premium		(296)			(1,440)		(1,201)
Deemed dividend on Series B convertible redeemable preferred shares - Accretion of redemption premium		—			—		(2,152)
Net income/(loss) attributable to holders of ordinary shares		(2,698)			2,626		(8,463)

Numerator used in basic and diluted net income/(loss) per share:
Net income/(loss) allocated for computing net income/(loss) per ordinary share - basic and diluted		$(2,698	)(i)		$1,639	(i)	$(8,463	)(i)

Net income/(loss) allocated for computing net income/(loss) per preferred share A - basic		296	(i)		2,427	(i)	1,201	(i)
Net income/(loss) allocated for computing net income/(loss) per preferred share B - basic		N/A	(i)		N/A	(i)	2,152	(i)

Shares (denominator):
Weighted average ordinary shares outstanding used in computing net income/(loss) per ordinary share - basic		62,400,000	(ii)		62,400,000	(ii)	73,469,589

Weighted average ordinary and preferred shares outstanding used in computing net income/(loss) per ordinary share - diluted		62,400,000	(iii)		62,400,000	(iii)	73,469,589	(iii)

Weighted average shares outstanding used in computing net income/(loss) per preferred share A - basic		37,600,000			37,600,000		31,461,918
Weighted average shares outstanding used in computing net income/(loss) per preferred share B - basic		N/A			N/A		6,706,849

Net income/(loss) per ordinary share-basic and diluted		$(0.04)			$0.03		$(0.12)

Net income/(loss) per preferred share A-basic		$0.01			$0.06		$0.04
Net income/(loss) per preferred share B-basic	$	N/A		$	N/A		$0.32

(i)	The net income attributable to holders of ordinary shares was allocated between ordinary shares and preferred shares on pro rata basis on the dividend participant rights. Since each Series A and Series B preferred share has the same participating right as each ordinary shares, the allocation was based on the number of ordinary shares and Series A and Series B preferred shares issued. The net income allocated for computing net income per preferred share-basic also contain the deemed dividend for accretion of the redemption premium.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE PERIOD FROM AUGUST 7, 2005 TO DECEMBER 31, 2005

AND THE YEARS ENDED DECEMBER 31, 2006 AND 2007

(In U.S. dollars in thousands, except share data)

14.	NET INCOME/(LOSS) PER SHARE - continued

(ii)	The proceeds for subscription of ordinary shares were paid off in June 2007. However, since the unpaid ordinary shares were entitled to full rights, such as right to participate in dividends, for the period from August 7, 2005 to December 31, 2005 and the year end December 31, 2006, they are included in computation of net income (loss) per share.

(iii)	The Group had securities outstanding which could potentially dilute basic net income/(loss) per share, but which were excluded from the computation of diluted net income/(loss) per share for the period from August 7, 2005 to December 31, 2005 and the years end December 31, 2006 and 2007, as their effects would have been anti-dilutive. Such outstanding securities consist of 37,600,000 shares on Series A preferred shares and 16,000,000 shares on Series B preferred shares, and stock options of a weighted average number of 4,083,329.

15.	CONVERTIBLE REDEEMABLE PREFERRED SHARES

Series A convertible redeemable preferred shares

On October 18, 2005, CDH, the founding shareholders and AM Technology entered into an agreement whereby CDH purchased an aggregate of $12,000 of the Series A convertible redeemable preferred share interest in AM Technology, representing 37.6% voting power in the Group.

The preferred share interest in AM Technology was subsequently replaced with the preferred shares representing the same interest in Broad Cosmos, which subsequently became the corresponding number of preferred shares in AirMedia through share swap.

The significant terms of Series A Preferred Shares are as follows.

Dividends

If the Group declares and pays any dividends on the ordinary shares, then, holders of Series A Preferred Shares shall be entitled to share in such dividends on a pro rata basis, as if their shares have been converted into ordinary shares.

Liquidation preference

In the event of any liquidation event, the shareholders of the series A preferred share would be entitled to receive in preference to the shareholders of the ordinary shares a an amount per Series A Preferred Shares equal to the Series A issue price plus all accrued or declared but unpaid dividends. After full preference amount has been paid on all the shares of the Series A Preferred Shares, any remaining funds or assets of the Group legally available for distribution to shareholders shall be distributed pro rata among the holders of the Series A Preferred Shares (on an as-if-converted basis) together with the holders of the ordinary shares.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE PERIOD FROM AUGUST 7, 2005 TO DECEMBER 31, 2005

AND THE YEARS ENDED DECEMBER 31, 2006 AND 2007

(In U.S. dollars in thousands, except share data)

15.	CONVERTIBLE REDEEMABLE PREFERRED SHARES - continued

Series A convertible redeemable preferred shares - continued

Voting rights

Each Series A Share carries a number of votes equal to the number of ordinary shares then issuable upon its conversion into ordinary shares. The Series A Preferred Shares generally vote together with the Ordinary Shares and not as a separate class.

Conversion

Each holder of Series A Preferred Shares shall have the right, at such holder’s sole discretion, to convert at any time and from time to time all or any portion of the Series A Preferred Shares held by it into ordinary shares. The initial conversion ratio shall be on a one for one basis, subject to certain general anti-dilution adjustments.

The Series A Preferred Shares are automatically converted into ordinary shares upon the closing of a qualified public offering, which means a firm commitment underwritten initial public offering and listing on an internationally recognized stock exchange by the Group of its ordinary shares representing at least 15% of the ordinary shares (on a fully diluted basis immediately prior to such initial public offering) at a price per share implying a pre-money valuation of the Group of at least US$100 million.

As the effective conversion price exceeded the fair value of ordinary shares on commitment day of October 18, 2005, there was no beneficial conversion feature upon issuance of Series A Preferred Shares.

Redemption

The Series A Preferred Shares shall be redeemed wholly or in part from time to time at the election of holders of majority Series A Preferred Shares on or after the third anniversary of the date of issuance of the Series A Preferred Shares. The redemption price will be sufficient to yield a 12% annualized effective internal rate of return with respect to the Series A Preferred Shares issue price, computed from the date of issuance of the Series A preferred shares until the date that the redemption payment has been paid in full, plus any declared but unpaid dividends thereon.

The Group accrues the 12% premium over the redemption period as deemed dividends with debits to the accumulated deficit of $1,440 and $ 1,201 for the year ended December 31, 2006 and 2007, respectively.

On September 27, 2007, CDH converted 5,000,000 Series A preferred share into ordinary shares and transferred the 5,000,000 ordinary shares to Mr. Guo Man in connection with the share-based compensation arrangement as set out in Note 16.

On November 7, 2007, all remaining outstanding 32,600,000 Series A preferred shares were automatically converted into ordinary shares upon the IPO of the Company.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE PERIOD FROM AUGUST 7, 2005 TO DECEMBER 31, 2005

AND THE YEARS ENDED DECEMBER 31, 2006 AND 2007

(In U.S. dollars in thousands, except share data)

15.	CONVERTIBLE REDEEMABLE PREFERRED SHARES - continued

Series B convertible redeemable preferred shares

On June 8, 2007, AirMedia issued 16,000,000 shares of Series B Preferred Shares for consideration of US$2.50 per share for an aggregate purchase price of $40,000. The consideration was fully paid in June 2007 and the total proceeds were $39,000 (net of issuance cost of $1,000).

The significant terms of Series B Preferred Shares are as follows.

Dividends

If the Group declares and pays any dividends on the ordinary shares, then, holders of Series B Preferred Shares shall be entitled to share in such dividends on a pro rata basis, as if their shares have been converted into ordinary shares.

Liquidation preference

In the event of any liquidation event, the shareholders of the Series A and Series B preferred shares (collectively “Preferred Shares”) shall be entitled to receive, on the same basis, prior to any distribution to the holders of the ordinary shares or any other class or series of shares, an amount per Preferred Share equal to the applicable issue price plus all accrued or declared but unpaid dividends After full preference amount has been paid on all the shares of the Preferred Shares, any remaining funds or assets of the Group legally available for distribution to shareholders shall be distributed pro rata among the holders of the Preferred Shares (on an as-if-converted basis) together with the holders of the ordinary shares.

Voting rights

Each Preferred Share carries a number of votes equal to the number of ordinary shares then issuable upon its conversion into ordinary shares. The Preferred Shares generally vote together with the ordinary shares and not as a separate class.

Conversion

Unless converted resulting from automatic conversion, the Series B Preferred Shares may not be optionally converted unless the Company gives its prior written consent for such optional conversion. Each Series B Preferred Share, if consented to by the Company in writing, shall be convertible into such number of ordinary shares as is determined by dividing the Series B issue price by the Series B conversion price in effect at the time of conversion. The initial conversion ratio shall be on a one for one basis, subject to certain anti-dilution adjustments.

The Series B Preferred Shares shall automatically be converted into ordinary shares, at the Series B conversion price determined below, upon the earlier of (i) the closing of an IPO and (ii) the three year anniversary of the Series B original issue date.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE PERIOD FROM AUGUST 7, 2005 TO DECEMBER 31, 2005

AND THE YEARS ENDED DECEMBER 31, 2006 AND 2007

(In U.S. dollars in thousands, except share data)

15.	CONVERTIBLE REDEEMABLE PREFERRED SHARES - continued

Contingent conversion price adjustments:

(i)	in the event that triggering event is an IPO, the Series B conversion price shall automatically be adjusted for purpose of such conversion to (A) if such IPO is consummated prior to the one year anniversary of the Series B original issue date, a price per ordinary share that will result in the conversion of Series B Preferred Shares into such number of ordinary shares that equal to the quotient of the Series B investment amount dividend by product of ninety percent multiplied by the IPO price (as defined below); (B) if such IPO is consummated on or after the one year anniversary of the Series B original issue date but prior to the eighteen month anniversary of the Series B original issue date, a price per ordinary share that will result in the conversion of Series B Preferred Shares into such number of ordinary shares that is equal to the quotient of the Series B investment amount divided by the product of eighty five percent multiplied by the IPO price, (C) if such IPO is consummated on or after the eighteen month anniversary of the series B original issue date but prior to the twenty four mouth anniversary of the Series B original issue date, a price per ordinary share that will result in the conversion of Series B Preferred Shares into such number of ordinary shares that is equal to the quotient of the series B investment amount divided by the product of eighty percent multiplied by the IPO price; and (D) if such IPO is consummated on or after the twenty four month anniversary of the Series B original issue date, the lower of (1) a price per ordinary shares that will result in the conversion of Series B Preferred Shares into such number of ordinary shares that is equal to the quotient of the series B investment amount divided by the product of eighty percent multiplied by the IPO price and (2) a price per ordinary share that will result in the conversion of Series B Preferred Shares into such number of ordinary shares that represent a percentage of the fully-diluted share capital of the company, such percentage being equal to the Series B investment amount divided by US$320,000. “IPO Price” means the price per ordinary share as set forth in the final prospectus and underwriting agreement for the IPO; and

(ii)	in the event that the triggering event is the failure of the Company to consummate an IPO prior to the three year anniversary of the Series B original issue date, the Series B conversion price shall automatically be adjusted for purposes of such conversion to a price per ordinary shares that will result in the conversion of Series B Preferred Shares into such number of ordinary shares that represent a percentage of the fully diluted share capital of the Company, such percentage being equal to the Series B investment amount divided by US$320,000.

As the effective conversion price exceeded the fair value of ordinary shares on commitment day of April 26, 2007, there was no beneficial conversion feature upon issuance of Series B Preferred Shares as of June 8, 2007, the issuance date. On November 7, 2007, the conversion price was adjusted to $6.75 determined by the ninety percent of the IPO price of the Company. Since adjusted conversion price exceeded the fair value of ordinary shares on commitment day of April 26, 2007, there was no beneficial conversion feature upon the triggering contingency events, which was the IPO, occurred on November 7, 2007.

Redemption

The Series B Preferred Shares shall be redeemed wholly or in part from time to time at the election of holders of Series B Preferred Shares holding at least twenty five percent of all then outstanding Series B Preferred Shares, on or after February 27, 2010. The redemption price will be sufficient to yield a 12% annualized effective internal rate of return with respect to the Series B Preferred Shares issue price, computed from the date of issuance of the Series B preferred shares until the date that the redemption payment has been paid in full, plus any declared but unpaid dividends thereon.

The Group accrued the 12% premium and the amortization of issuance cost over the redemption period as deemed dividends with debits to the retained earnings of $2,152 for the year ended December 31, 2007.

On November 7, 2007, all remaining outstanding 16,000,000 Series B preferred shares were automatically converted into ordinary shares upon the IPO of the Company.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE PERIOD FROM AUGUST 7, 2005 TO DECEMBER 31, 2005

AND THE YEARS ENDED DECEMBER 31, 2006 AND 2007

(In U.S. dollars in thousands, except share data)

16.	STOCK BASED PAYMENTS

Share transfer from CDH to Mr. Guo Man

Pursuant to the 2005 Agreement, in the event that the Group’s 2006 audited net income after certain agreed adjustments (the “Adjusted Net Income”) defined in the 2005 agreement exceeds the pre-determined 2006 threshold, CDH transferred to Guo Man, a founder, chairman and the Chief Executive Officer of the Group, 2006 Reward Shares up to 5,000,000 ordinary shares converted from Series A preferred shares, based on a graded vesting increasing schedule, for zero consideration. If the 2006 Reward Shares do not reach the maximum number of shares which is 5,000,000, and if the average Adjusted Net Income of 2006 and 2007 exceeds pre-determined 2007 threshold, then CDH will transfer to Guo Man, the applicable 2007 Reward Shares, based on a graded vesting increasing schedule, for zero consideration, until the aggregate number of 2007 Reward Shares and 2006 Reward Shares equals the maximum number of reward shares, which is 5,000,000.

As of December 31, 2006, since the 2006 Adjusted Net Income did not meet the pre-determined 2006 threshold and management does not believe the average Adjusted Net Income of 2006 and 2007 will meet the pre-determined 2007 threshold, no share based compensation was recognized in the statement of operations for the year ended December 31, 2006.

On September 27, 2007, the share transfer arrangement was amended to eliminate the performance conditions set out above and CDH transferred 5,000,000 ordinary shares, converted from Series A preferred shares, to Mr. Guo Man without any conditions in recognition of his service to the Company. As a result of the transaction, a share-based compensation of $17,500,000 was recognized in the statement of operation for the year ended December 31, 2007 at the fair value of the ordinary shares as of the date of share transfer determined based on the estimated preliminary valuation of the Company in connection with the IPO as of the date.

2007 Stock incentive plan

On July 2, 2007, the Board of Directors adopted the 2007 share incentive plan (the “2007 Option Plan”) and awarded options to the Company’s four senior executives (the “Senior Executive Options”) and certain other officers and employees (the “July 2 Employee Options”) to purchase an aggregate of 4,600,000 and 3,125,000 ordinary shares of the Company, respectively, at an exercise price of US$2.00 per share. One twelfth of the Senior Executive Options will vest each quarter until July 2, 2010.

On July 20, 2007, the Board of Directors decided to remove the vesting clause that the vesting of the Employee Option is subject to management’s determination of whether the grantee passes the periodic evaluation of the performance of each vesting period. After this modification, the vesting of these Employee Option is only subject to services and one twelfth of the Employee Options will vest each quarter from July 20, 2010. Therefore, July 20, 2007 was treated as the grant date of the Employee Options.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE PERIOD FROM AUGUST 7, 2005 TO DECEMBER 31, 2005

AND THE YEARS ENDED DECEMBER 31, 2006 AND 2007

(In U.S. dollars in thousands, except share data)

16.	STOCK BASED PAYMENTS - continued

2007	Stock incentive plan - continued

On July 20, 2007, the Board of Directors also granted options to certain consultants (the “Consultant Options”) to purchase an aggregate of 340,000 ordinary shares of the company at an exercise price of US$2.00 per share. The Consultant Options have the same vesting schedule with the Employee Options.

On November 29, 2007, the Board of Directors granted options to the Company’s non-employee directors, employees and consultants to purchase an aggregate of 2,330,000 ordinary shares of the Company, at an exercise price of US$8.50 per share. One twelfth of the Options will vest each quarter until November 29, 2010.

The following table summarizes information regarding the stock options granted:

Date of grant	Options granted	Exercise price per option	Fair value per ordinary share at the grant dates	Intrinsic value per option at the grant dates
July 02, 2007	4,600,000	$2.00	$1.92	$—
July 20, 2007	3,465,000	2.00	1.92	—
November 29, 2007	2,330,000	8.50	8.50	—

Total	10,395,000

	For the year ended December 31, 2007
	Number of options	Weighted average exercise price per option
Outstanding at beginning of year	—
Granted	10,395,000	$3.46
Exercised	—	—
Forfeited	—	—

Outstanding at end of year	10,395,000

Shares exercisable at end of year	672,083

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE PERIOD FROM AUGUST 7, 2005 TO DECEMBER 31, 2005

AND THE YEARS ENDED DECEMBER 31, 2006 AND 2007

(In U.S. dollars in thousands, except share data)

16.	STOCK BASED PAYMENTS - continued

2007 Stock incentive plan - continued

The following table summarizes information with respect to stock options outstanding as of December 31, 2007:

		Options outstanding				Options exercisable
	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price per option	Aggregate intrinsic value as of December 31, 2007	Number exercisable	Weighted average exercise price per option	Aggregate intrinsic value as of December 31, 2007
Ordinary shares	10,395,000	8.50	$3.46	80,385	672,083	$2.00	6,176

As of December 31, 2007, options to purchase 1,605,000 ordinary shares were available for future grant.

The range of fair value of the options as of their respective grant dates is as follows:

For the year ended December 31, 2007
Options	$0.897~5.61

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants during the applicable period.

For the year ended December 31, 2007
Risk-free interest rate of return	3.19%~5.48%
Expected term	3.5~5.81 years
Volatility	39.0%~40.9%
Dividend yield	—

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE PERIOD FROM AUGUST 7, 2005 TO DECEMBER 31, 2005

AND THE YEARS ENDED DECEMBER 31, 2006 AND 2007

(In U.S. dollars in thousands, except share data)

16.	STOCK BASED PAYMENTS - continued

2007 Stock incentive plan - continued

(1)	Volatility

Expected volatility is estimated based on daily stock price of comparable company for a period with length commensurate to expected term since the Company lacks historic records of its own stock prices. The companies selected for reference were Focus Media Holding Limited, Lamar Advertising Company, Clear Media Limited, Dahe Media Company Limited, Tom Group Limited.

(2)	Risk-free rate

Risk free rate is based on yield of US treasury bill as of valuation date with maturity date same as the qualified IPO time.

(3)	Expected term

The expected term is estimated by averaging the expiration period and the vesting term. This is determined in accordance with information on the Staff Accounting Bulletin No. 107 of the Securities and Exchange Commission of the United States.

(4)	Dividend yield

The dividend yield was estimated by the Company based on its expected dividend policy over the expected term of the options. The Company has no plan to pay any dividend in the foreseeable future. Therefore, the Company considers the dividend yield to be zero.

(5)	Exercise price

The exercise price of the options was determined by the Company’s board of directors.

(6)	Fair value of underlying ordinary shares

When estimating the fair value of the ordinary shares on the grant dates before the IPO of the Company, management has considered a number of factors, including the result of a third-party appraisal and equity transactions of the Company, while taking into account standard valuation methods and the achievement of certain events. The fair value of the ordinary shares in connection with the option grants on each grant date was determined with the assistance of an independent third-party appraiser.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE PERIOD FROM AUGUST 7, 2005 TO DECEMBER 31, 2005

AND THE YEARS ENDED DECEMBER 31, 2006 AND 2007

(In U.S. dollars in thousands, except share data)

16.	STOCK BASED PAYMENTS - continued

2007 Stock incentive plan - continued

Total stock-based compensation recognized on the Company’s consolidated statement of operations for the year ended December 31, 2007 is as follows:

Year ended
December 31,
2007
Sales and marketing	274
General and administrative	1,331

Total	$1,605

There was $11,845 of total unrecognized compensation expense related to nonvested share options granted as of December 31, 2007. The expense is expected to be recognized over a weighted-average period of 2.61years on a straight-line basis.

17.	MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total contribution for such employee benefits were $7, $89 and $392 for the period from August 7, 2005 to December 31, 2005 and the year ended December 31, 2006 and 2007, respectively.

18.	STATUTORY RESERVES

As stipulated by the relevant law and regulations in the PRC, the Group’s subsidiaries in the PRC are required to maintain non-distributable statutory surplus reserve. Appropriations to the statutory surplus reserve are required to be made at not less than 10% of profit after taxes as reported in the subsidiaries’ statutory financial statements prepared under PRC GAAP. Once appropriated, these amounts are not available for future distribution to owners or shareholders. Once the general reserve is accumulated to 50% of the subsidiaries’ registered capital, the subsidiaries can choose not to provide more reserves. The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production and increase in registered capital of the subsidiaries. Amounts contributed to the statutory reserve were $Nil, $102 and $1,782 for the period from August 7, 2005 to December 31, 2005 and the year ended December 31, 2006 and 2007, respectively.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE PERIOD FROM AUGUST 7, 2005 TO DECEMBER 31, 2005

AND THE YEARS ENDED DECEMBER 31, 2006 AND 2007

(In U.S. dollars in thousands, except share data)

19.	COMMITMENTS

(a)	Rental leases

The Group has entered into operating lease agreements principally for its office spaces in the PRC. These leases expire through 2010 and are renewable upon negotiation. Rental expenses under operating leases for the period from August 7, 2005 to December 31, 2005 and the years ended December 31, 2006 and 2007 were $103, $305 and $ 846, respectively.

Future minimum rental lease payments under non-cancelable operating leases agreements were as follows:

Year ending
2008	$1,142
2009	688
2010	371

$2,201

(b)	Concession fees

The Group has entered into concession right agreements with airports and airlines. The contract terms of such concession rights are usually three to five years. The concession rights expire through 2015 and are renewable upon negotiation. Concession fees charged into statement of operations for the period from August 7, 2005 to December 31, 2005 and the year ended December 31, 2006 and 2007 was $2,238, $6,758 and $11,992, respectively.

Future minimum concession fee payments under non-cancelable concession right agreements were as follows:

Year ending
2008	$38,494
2009	34,079
2010	31,387
2011	3,553
2012 and thereafter	1,436

$108,949

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE PERIOD FROM AUGUST 7, 2005 TO DECEMBER 31, 2005

AND THE YEARS ENDED DECEMBER 31, 2006 AND 2007

(In U.S. dollars in thousands, except share data)

20.	CONTINGENT LIABILITIES

(a)	Outdoor advertisement registration certificate

On May 22, 2006, the State Administration for Industry and Commerce, or the SAIC, a governmental authority in the PRC, amended the Provisions on the Registration Administration of Outdoor Advertisements, or the new outdoor advertisement provisions. Pursuant to the amended outdoor advertisement provisions, advertisements placed inside or outside of the “departure halls” of airports are treated as outdoor advertisements and must be registered in accordance with the local SAIC by “advertising distributors.” To ensure that the Group’s airport operations comply with the applicable PRC laws and regulations, the Group is in the process of making inquiries with the local SAICs in the cities in which the Group has operations or intends to operate with respect to the application for an advertising registration certificate. However, the local SAICs with whom the Group consulted have expressed different views on whether the advertisements shown on the Group’s digital TV screens should be regarded as outdoor advertisements and how to register those advertisements. As of March 15, 2008, only Shanghai and Beijing SAIC has accepted the Group’s applications and issued the outdoor advertising registration certificates. Some local SAICs need more time to consider the implementation of the new outdoor advertising provisions. Other SAICs do not require the Group to register. The Group intends to register with the relevant SAICs if the Group is required to do so, But the Group cannot assure that the Group will obtain the registration certificate in compliance with the new outdoor advertisement provisions, or at all. If the requisite registration is not obtained, the relevant local SAICs may require the Group to forfeit advertising income or may impose administrative fines on the Group. They may also require the Group to discontinue advertisements at airports where the requisite advertising registration is not obtained, which may result in a breach of one or more of the Group’s agreements with the Group’s advertising clients and materially and adversely affect the Group’s business and results of operations. As of December 31, 2007, the Group did not record a provision for this matter as management believes the possibility of adverse outcome of the matter is unlikely and any liability it may incur would not have a material adverse effect on its financial condition and its results of operations.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE PERIOD FROM AUGUST 7, 2005 TO DECEMBER 31, 2005

AND THE YEARS ENDED DECEMBER 31, 2006 AND 2007

(In U.S. dollars in thousands, except share data)

20.	CONTINGENT LIABILITIES - continued

(b)	Non-advertising content approval

A majority of the digital TV screens in the Group’s network include programs that consist of both advertising content and non-advertising content. On December 6, 2007, the State Administration of Radio, Film or Television, or the SARFT, a governmental authority in the PRC, issued the Circular regarding Strengthening the Management of Public Audio-Video in Automobiles, Buildings and Other Public Areas, or the SARFT Circular. According to the SARFT Circular, displaying audio-video programs such as television news, films and television shows, sports, technology and entertainment through public audio-video systems located in automobiles, buildings, airports, bus or train stations, shops, banks and hospitals and other outdoor public systems must be approved by the SARFT. The Group intends to obtain the requisite approval of the SARFT for our non-advertising content, but the Group cannot assure that the Group will obtain such approval in compliance with this new SARFT Circular, or at all. If the requisite approval is not obtained, the Group will be required to eliminate non-advertising content from the programs included in our digital TV screens and advertisers may find the Group’s network less attractive and be unwilling to purchase advertising time slots on our network. As of December 31, 2007, the Group did not record a provision for this matter as management believes the possibility of adverse outcome of the matter is unlikely and any liability it may incur would not have a material adverse effect on its financial condition and its results of operations.

21.	RELATED PARTY TRANSACTIONS

Details of amounts due to related parties as of December 31, 2006 and 2007 were as follows:

Name of related parties	Director interested	December 31,
		2006	2007
Sunshine Media Co., Ltd. (“Sunshine”)	Guo, Man & Xu, Qing	$2,366	$—
CDH	CDH	—	11

		$2,366	$11

Sunshine was a company incorporated in September 1997 in the PRC with its principal business was to sell flight tickets for the airports and airlines formed by Guo Man, founder, Chairman and CEO of the Group, and Xu Qing, director of the Group together with few other external shareholders.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE PERIOD FROM AUGUST 7, 2005 TO DECEMBER 31, 2005

AND THE YEARS ENDED DECEMBER 31, 2006 AND 2007

(In U.S. dollars in thousands, except share data)

22.	SUBSEQEUENT EVENTS

In March 2008, the Group entered into a definitive agreement with China Eastern Media Corporation, Ltd., a subsidiary of China Eastern Group and China Eastern Airlines Corporation Limited operating the media resources of China Eastern Group, to establish a joint venture, Beijing Eastern Media Corporation, Ltd. (the “BEMC”). BEMC was incorporated on March 18, 2008 with China Eastern Media Corporation holding 51% shares and the Group holding the remaining 49% shares. BEMC will obtain concession rights of certain media resources from its shareholders, including the digital TV screens on airplanes of China Eastern Airlines, and will pay concession fees to its shareholders as consideration. The operation period of BEMC currently is fixed at 50 years with a total paid in capital of US$2,112, which was contributed by both parties proportionately.