Form 20-F
period 2008-12-31
AIRMEDIA GROUP INC.
filed 2009-04-28
CIK 1413745

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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
None

(Title of Class)
     Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 134,425,925 ordinary shares, par value US$0.001 per share, as of December 31, 2008.
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
     Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐
     Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
     U.S. GAAP ☑ International Financial Reporting Standards as issued by the International Accounting Standards Board ☐ Other ☐
     If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
     Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

Item 17.	Financial Statements	88

Item 18.	Financial Statements	88

Item 19.	Exhibits	89
EX-4.11
EX-4.17
EX-4.19
EX-4.20
EX-4.26
EX-4.27
EX-4.29
EX-4.30
EX-4.31
EX-4.32
EX-4.38
EX-4.40
EX-4.41
EX-4.42
EX-4.43
EX-4.44
EX-4.45
EX-4.46
EX-4.47
EX-4.48
EX-8.1
EX-12.1
EX-12.2
EX-13.1
EX-13.2
EX-15.1
EX-15.2
EX-15.3
EX-15.4

INTRODUCTION
     Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:
•	“ADSs” are to our American depositary shares, each of which represents two ordinary shares;

•	“CAAC” are to the General Administration of Civil Aviation of China, a PRC governmental agency; the largest airports in China are measured by the number of air passengers in the 2007 Airport Data Report of CAAC and the largest airlines in China are measured by the number of air passengers in China Civil Aviation, a journal sponsored by the CAAC;

•	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purpose of this annual report only, Hong Kong, Macau and Taiwan;

•	“Nasdaq” are to the Nasdaq Global Market;

•	“ordinary shares” are to our ordinary shares, par value US$0.001 per share;

•	“preferred shares” are to our Series A redeemable convertible preferred shares and Series B redeemable convertible preferred shares, all of which were converted into our ordinary shares upon the completion of our initial public offering on November 13, 2007;

•	“RMB” and “Renminbi” are to the legal currency of China; and

•	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States.
     Unless the context indicates otherwise, “we,” “us,” “our company,” “our,” and “AirMedia” refer to AirMedia Group Inc., its subsidiaries and consolidated variable interest entities and their subsidiaries. Although AirMedia does not directly or indirectly own any equity interests in its consolidated variable interest entities or their subsidiaries, AirMedia effectively controls, and is the primary beneficiary of these entities, through a series of contractual arrangements with them and their record owners. We have consolidated the financial results of these variable interest entities and their subsidiaries in our consolidated financial statements in accordance with the Generally Accepted Accounting Principles of the U.S. See “Item 4. Information on the Company—C. Organizational Structure,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” and “Item 3. Key Information—D. Risk Factors” for further information on our contractual arrangements with these parties.
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
     You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include:
•	our anticipated growth strategies;

•	our future business development, results of operations and financial condition;

•	our plans to expand our air travel advertising network into additional locations, airports and airlines;

•	competition in the advertising industry and the air travel advertising industry in China;

•	the expected growth in consumer spending, average income levels and advertising spending levels;

•	the growth of the air travel sector in China; and

•	PRC governmental policies relating to the advertising industry.
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
     This annual report contains statistical data that we obtained from various government and private publications. We have not independently verified the data in these reports. Statistical data in these publications also include projections based on a number of assumptions. The air travel industry and the advertising industry in China, particularly the out-of-home and air travel advertising sectors, may not grow at the projected rates or at all. The failure of the air travel industry and the advertising industry to grow at the projected rates may have a material adverse effect on our business and the market price of our ADSs. Furthermore, if any one or more of the assumptions underlying the statistical data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements. In particular, this annual report contains statistical data from an August 2007 report of Sinomonitor commissioned by us, or the Sinomonitor report. The calculation of digital TV screens in the Sinomonitor report does not include digital TV screens in VIP lounges for logistical reasons.
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
Selected Consolidated Financial Data
     The following table represents our selected consolidated financial information. The selected consolidated statement of operations data for the period from August 7, 2005, the date we commenced operations, to December 31, 2005 and the years ended December 31, 2006, 2007 and 2008 and the consolidated balance sheet data as of December 31, 2005, 2006, 2007 and 2008 have been derived from our audited consolidated financial statements for the relevant periods which have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm, and are prepared and presented in accordance with U.S. GAAP. The audited consolidated financial statements for the years ended December 31, 2006, 2007 and 2008 are included elsewhere in this annual report. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and related notes included elsewhere in this annual report and “Item 5. Operating and Financial Review and Prospects” below. Our historical results do not necessarily indicate results expected for any future periods.

	Period from
	August 7, 2005		Year ended		Year ended		Year ended
	to December 31,		December 31,		December 31,		December 31,
	2005		2006		2007		2008
	(in thousands, except share, per share and per ADS data)
Consolidated Statements of Operations Data:
Revenues:
Digital frames	US$	—	US$	—	US$	1,263	US$	45,011
Digital TV screens in airports		887		10,502		26,921		47,591
Digital TV screens on airplanes		405		4,868		11,093		19,227
Billboards on gate bridges in airports		—		—		—		6,051
Other displays		58		3,526		4,334		7,660

Total revenues		1,350		18,896		43,611		125,540
Business tax and other sales tax		(2)		(961)		(1,983)		(6,107)

Net revenues		1,348		17,935		41,628		119,433

Cost of revenues		(3,189)		(10,040)		(21,365)		(70,995)

Gross profit/(loss)		(1,841)		7,895		20,263		48,438

Operating expenses:
Selling and marketing (including share-based compensation of nil, $274 and $1,158 in 2006, 2007 and 2008, respectively)		(461)		(2,751)		(4,813)		(10,171)
General and administrative (including share-based compensation of nil, $18,831 and $3,805 in 2006, 2007 and 2008, respectively)		(376)		(1,293)		(21,982)		(14,374)

Total operating expenses		(837)		(4,044)		(26,795)		(24,545)

Income/(loss) from operations		(2,678)		3,851		(6,532)		23,893

Interest income		3		17		1,745		5,379

Other income		—		—		—		1,135
Income/(loss) before income taxes and minority interest		(2,675)		3,868		(4,787)		30,407

Income tax benefits		273		197		195		498
Net income/(loss) before minority interest		(2,402)		4,065		(4,592)		30,905

Minority interest		—		1		2		(382)
Share of loss on equity method investments		—		—		(520)		(325)

Net income/(loss)	US$	(2,402)	US$	4,066	US$	(5,110)	US$	30,198

Deemed dividends on Series A convertible redeemable preferred shares—Accretion of redemption premium	US$	(296)	US$	(1,440)	US$	(1,201)		—
Deemed dividends on Series B convertible redeemable preferred shares—Accretion of redemption premium		—		—	US$	(2,152)		—
Net income/(loss) attributable to holders of ordinary shares	US$	(2,698)	US$	2,626	US$	(8,463)	US$	30,198

Net income/(loss) per ordinary share—basic	US$	(0.04)	US$	0.03	US$	(0.12)	US$	0.23

Net income/(loss) per ordinary share—diluted	US$	(0.04)	US$	0.03	US$	(0.12)	US$	0.22

Net income per Series A preferred share—basic	US$	0.01	US$	0.06	US$	0.04		N/A
Net income per Series B preferred share—basic		N/A		N/A	US$	0.32		N/A

Net income (loss) per ADS(1)
Basic	US$	(0.08)	US$	0.06	US$	(0.23)	US$	0.45
Diluted	US$	(0.08)	US$	0.06	US$	(0.23)	US$	0.44
Weighted average shares used in calculating net income (loss) per ordinary share—basic		62,400,000		62,400,000		73,469,589		133,603,419
Weighted average shares used in calculating net income (loss) per ordinary share—diluted		62,400,000		62,400,000		73,469,589		137,782,135

	Period from
	August 7, 2005	Year ended	Year ended	Year ended
	to December 31,	December 31,	December 31,	December 31,
	2005	2006	2007	2008
	(in thousands, except share, per share and per ADS data)
Weighted average shares used in calculating net income per Series A preferred share—basic	37,600,000	37,600,000	31,461,918	N/A
Weighted average shares used in calculating net income per Series B preferred share—basic	N/A	N/A	6,706,849	N/A

Note: (1)	Each ADS represents two ordinary shares.
     The following table presents a summary of our consolidated balance sheet data as of December 31, 2005, 2006, 2007 and 2008:

	As of December		As of December		As of December		As of December
	31, 2005		31, 2006		31, 2007		31, 2008
			(in thousands)
Consolidated Balance Sheet Data:
Cash	US$	2,952	US$	2,086	US$	210,915	US$	161,534
Total assets		6,371		20,547		266,859		329,891
Total liabilities		2,765		9,511		9,257		28,028
Series A convertible redeemable preferred shares		12,296		13,736		—		—
Series B convertible redeemable preferred shares		—		—		—		—
Ordinary shares		62		62		133		134
Total shareholders’ (deficiency) equity		(2,690)		221		257,605		300,732
     The following table presents a summary of our condensed consolidated statements of cash flow for the period from August 7, 2005 to December 31, 2005, and the years ended December 31, 2006, 2007 and 2008, respectively.

	Period from
	August 7, 2005		Year ended		Year ended		Year ended
	to December 31, 2005		December 31, 2006		December 31, 2007		December 31, 2008
			(in thousands)
Consolidated Statements of Cash Flow:
Net cash provided by (used in) operating activities	US$	(3,277)	US$	2,020	US$	(6,510)	US$	3,586
Net cash used in investing activities		(762)		(5,346)		(15,673)		(56,692)
Net cash provided by financing activities		6,984		2,285		229,989		789
Exchange Rate Information
     Our reporting and financial statements are expressed in the U.S. dollar, which is our reporting and functional currency. However, substantially all of the revenues and expenses of our consolidated operating subsidiaries and variable interest entities are denominated in RMB. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of RMB into U.S. dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.8225 to US$1.00, the noon buying rate in effect as of December 31, 2008. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The Chinese government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuations in the value of the Renminbi may have a material adverse effect on your investment” and “—Restrictions on currency exchange may limit our ability to receive and use our revenues or financing effectively” for discussions of the effects of fluctuating exchange rates and currency control on the value of our ADSs. On April 24, 2009, the noon buying rate was RMB6.8250 to US$1.00.
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

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)

2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
October	6.8388	6.8358	6.8521	6.8171
November	6.8254	6.8281	6.8373	6.8220
December	6.8225	6.8539	6.8842	6.8225
2009
January	6.8392	6.8360	6.8403	6.8360
February	6.8395	6.8363	6.8470	6.8241
March	6.8329	6.8360	6.8438	6.8240
April (through April 24)	6.8250	6.8318	6.8361	6.8250

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.
B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors
Risks Related to Our Business
Our limited operating history may not provide an adequate basis to evaluate our future prospects and results of operations.
     We began our business operations in August 2005. Our limited operating history may not provide a meaningful basis for you to evaluate our business, financial performance and prospects. It is also difficult to evaluate the viability of our air travel advertising network because we do not have sufficient experience to address the risks frequently encountered by early stage companies using new forms of advertising media and entering new and rapidly evolving markets. Certain members of our senior management team have worked together for only a relatively short period of time and it may be difficult for you to evaluate their effectiveness, on an individual or collective basis, and ability to address future challenges to our business.
     Given our limited operating history, we may not be able to:
•	preserve our market position in the air travel advertising market in China;

•	manage our relationships with airports and airlines to retain existing concession rights contracts and obtain new concession rights contracts to operate digital and other media platforms in leading airports and on airlines on commercially advantageous terms or at all;

•	retain and acquire advertising clients;

•	manage our relationships with third-party non-advertising content providers;

•	secure a sufficient amount of low-cost digital frames and digital TV screens from our suppliers;

•	manage our expanding operations, including the integration of any past and future acquisitions;

•	increase and diversify our revenue sources by successfully expanding into other advertising media platforms, including traditional media platforms in leading airports;

•	respond to competitive market conditions;

•	respond to changes in the PRC regulatory regime;

•	maintain adequate control of our costs and expenses; or

•	attract, train, motivate and retain qualified personnel.
     If we are unsuccessful in addressing any of these risks, our business may be materially and adversely affected.
If advertisers or the viewing public do not accept, or lose interest in, our air travel advertising network, we may be unable to generate sufficient cash flow from our operating activities and our prospects and results of operations could be negatively affected.
     The market for air travel advertising network in China is relatively new and its potential is uncertain. We compete for advertising spending with many forms of more established advertising media, such as television, print media, Internet and other types of out-of-home advertising. Our success depends on the acceptance of our air travel advertising network by advertising clients and agencies and their continuing and increased interest in this medium as a component of their advertising strategies. Our success also depends on the viewing public continuing to be receptive towards our media network. Advertisers may elect not to use our services if they believe that consumers are not receptive to our network or that our network does not provide sufficient value as an effective advertising medium. Likewise, if consumers find some element of our network to be disruptive or intrusive, airports and airplane companies may decide not to allow us to operate our air travel advertising network in airports or place our programs on airplanes and advertisers may view our network as a less attractive advertising medium compared to other alternatives. In that event, advertisers may determine to reduce their spending on our network and air travel advertising.
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
The recent global economic and financial market crisis has had and may continue to have a negative effect on the market price of our ADSs, and could have a material adverse effect on our business, financial condition, results of operations and cash flow.
     The recent global economic and financial market crisis has caused, among other things, a general tightening in the credit markets, lower levels of liquidity, increases in the rates of default and bankruptcy, lower consumer and business spending, and lower consumer net worth, in the United States and other parts of the world. This global economic and financial market crisis has had, and may continue to have, a negative effect on the market price of our ADSs, the volatility of which has increased as a result of the disruptions in the financial markets. It may also impair our ability to raise funds through capital market transactions or enter into other financial arrangements if and when additional funds become necessary for our operations. We believe many of our advertisers have also been affected by the current economic turmoil. Current or potential advertisers may no longer be in business, may be unable to fund advertising purchases or determine to reduce purchases, all of which would lead to reduced demand for our advertising services, reduced gross margins, and increased delays of payments of accounts receivable or defaults of payments. We are also limited in our ability to reduce costs to offset the results of a prolonged or severe economic downturn given our fixed concession fee costs associated with our operations. Therefore, the global economic and financial market crisis could have a material adverse effect on our business, financial condition, results of operations and cash flow. In addition, the timing and nature of any recovery in the economic and financial markets remains uncertain, and there can be no assurance that market conditions will improve in the near future or that our results will not continue to be materially and adversely affected.
We derive substantially all of our revenues from the provision of air travel advertising services. Recent slowdown in the air travel advertising industry in China may materially and adversely affect our revenues and results of operations.
     Substantially all of our historical revenues and expected future revenues have been and will be generated from the provision of air travel advertising services, in particular through the display of advertisements on digital frames located in airports and digital TV screens located in airports and on airplanes. Our other types of advertising media platforms, such as billboards and painted advertisement on gate bridges, light box displays and shuttle bus displays are also located in or near airports. We plan to expand into additional media platforms with a focus on increasing our market share in traditional media in the air travel sector. As the air travel advertising industry in China has been adversely affected by the recent economic slowdown, our revenues and results of operations could be materially and adversely affected.
If we are unable to carry out our operations as specified in existing concession rights contracts, retain existing concession rights contracts or obtain new concession rights contracts on commercially advantageous terms, we may be unable to maintain or expand our network coverage and our costs may increase significantly in the future.
     Our ability to generate revenues from advertising sales depends largely upon our ability to provide a large air travel advertising network to display our clients’ advertisements. This, in turn, requires that we retain existing concession rights contracts and obtain new concession rights contracts to operate in airports and on airlines.
     As of March 1, 2009, we had concession rights to place and operate our digital frames in 26 airports and digital TV screens in 51 airports and to place our programs on the digital TV screens of 10 airlines. As of March 1, 2009, we operated at 22 airports out of the 26 airports and 41 out of the 51 airports where we had obtained contractual concession rights to operate our digital frames and digital TV screens, respectively. As of March 1, 2009, we had concession rights to place advertisements on gate bridges located in 10 major airports. We may roll out our operations of digital frames in the additional four airports and our operations of digital TV screens in the additional 10 airports where we have concession rights in the future. However, we cannot assure you that we will be able to carry out our operations in these airports as specified in the concession rights contracts.
     A majority of our concession rights contracts to operate in airports and on airlines have terms ranging from three to five years without any automatic renewal provisions. As of December 31, 2008, 43 out of 104 and 9 out of 13 of our concession rights contracts to operate in airports and on airlines, respectively, would be subject to renewal by the end of 2010. The concession fees that we incur under our concession rights contracts comprise a significant portion of our cost of revenues and accounted for approximately 37.7%, 28.8% and 38.3% of our net revenues in 2006, 2007 and 2008, respectively. As of March 31, 2009, we were contractually obligated to pay in aggregate US$315.7 million under our concession rights contracts through the year 2015. Airports and airlines tend to increase concession fees over time. As some of our concession rights contracts will terminate in the next several years, we may experience a significant increase in our costs of revenues. If we are unable to pass increased concession costs on to our advertising clients through rate increases, our operating margins and earnings could decrease and our results of operations could be materially and adversely affected.
     Furthermore, as of December 31, 2008, 57 out of 104 and 11 out of 13 of our concession rights contracts to operate in airports and on airlines, respectively, contained provisions granting us certain exclusive concession rights. The scope of the exclusivity, however, varies from contract to contract. Most of these exclusivity provisions limit the scope of our exclusivity to the operation of digital frames and digital TV screens in specific areas of an airport or to certain types of programs on airplanes. We cannot assure you that we will be able to retain these contracts, with or without exclusivity provisions, upon their expiration. If we were to lose exclusivity, in particular with the major airports and leading airlines, we may lose market share if our customers decide to place their advertisements on any competing digital frames or digital TV screens or otherwise decrease their spending on our network. Furthermore, certain concession rights contracts contain provisions allowing the airports to terminate the contracts unilaterally without any compensation due to governmental policy reasons or the restructuring or reorganization of the airports. We cannot assure you that our concession rights contracts will not be terminated, whether with or without justification. In addition, most of our concession rights contracts were entered into with the advertising companies operated by or advertising agencies hired by airports or airline companies, and not with the airports or airline companies directly. Although these advertising companies and agents have generally assured us in writing that they have the rights to operate advertising media in airports or on airplanes and all of them have performed their contractual obligations, we cannot assure you that airports or airline companies will not challenge or revoke the contractual concession rights granted to us by their advertising companies or agents. If any airport or airline company challenges or revokes the concession rights granted to us under the relevant contracts, our business could be materially and adversely affected.
     We plan to renew our existing concession rights contracts and enter into new concession rights contracts for operating our air travel advertising network in airports and on airlines. There is no assurance that we will be able to retain our concession rights contracts or obtain new concession rights contracts for our digital frames and digital TV screens or programs on exclusive or commercially viable terms, or at all. If we fail to retain our concession rights contracts to operate in major airports or on key airlines, or retain exclusivity, if a significant number of our existing concession rights contracts are terminated or not renewed, or if we are unable to effectively expand our network by obtaining new concession rights contracts, advertisers may find advertising on our network unattractive and may not wish to purchase advertising time slots on our network, which would cause our revenues to decline and our business and prospects to deteriorate.
A significant portion of our revenues has been derived from the five largest airports and three largest airlines in China. If any of these airports or airlines experiences a material business disruption, we would likely incur substantial losses of revenues.
     We derived 55.8% of our total revenues in 2008 from the five largest airports in China: Beijing Capital International Airport, Guangzhou Baiyun International Airport, Shanghai Pudong International Airport, Shanghai Hongqiao Airport and Shenzhen International Airport. A material business disruption, major construction or renovation, or a natural disaster affecting any of these airports in our network could render our advertising media in such airport inoperative or materially limit the locations where we can place our digital frames, digital TV screens and other air travel advertising media.
     In addition, we derived 12.8% of our advertising revenues in 2008 from the three largest domestic airlines in China: China Southern Airlines, China Eastern Airlines and Air China. If any of these airlines loses market share and we are not able to add other airlines or increase the revenues generated from existing airlines in our network, our advertising clients may decide to spend less on our advertising network.
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
     The programs on the majority of our digital TV screens include a mix of advertising and non-advertising content. Substantially all of the non-advertising content played over our network is provided by third-party content providers such as China International TV Corporation and various local television stations and television production companies.

     There is no assurance that we will be able to renew these contracts or obtain non-advertising content on satisfactory terms, or at all. In addition, some of the third-party content providers that currently do not charge us for their content may do so in the future. To make our programs more attractive, we must continue to secure contracts with these and other third-party content providers. If we fail to obtain a sufficient amount of high-quality content on a cost-effective basis, advertisers may find advertising on our network unattractive and may not wish to purchase advertising time slots on our network, which would materially and adversely affect our ability to generate revenues from our advertising time slots and cause our revenues to decline and our business and prospects to deteriorate.
If we are unable to attract advertisers to purchase advertising time on our network, we will be unable to maintain or increase our advertising fees, which could negatively affect our ability to grow our profits.
     The fees we charge advertising clients and agencies for advertisements on our network depend on the size and quality of our network and the demand by advertisers for advertising time on our network. We believe advertisers choose to advertise on our network in part based on the size of our network, the desirability of the locations where we have placed our digital frames and digital TV screens and the attractiveness of our network content. If we fail to maintain or increase the number of our displays, solidify our brand name and reputation as a quality air travel advertising provider, or obtain high-quality non-advertising content at commercially reasonable prices, advertisers may be unwilling to purchase time on our network or to pay the levels of advertising fees we require to grow our profits.
We have incurred net losses in the past and may incur losses in the future.
     For the period from August 7, 2005, the date we commenced operations, to December 31, 2005, we incurred a net loss of US$2.4 million. We incurred a net loss of US$5.1 million for the year ended December 31, 2007. We pay concession fees to airports for placing and operating our digital displays and to airlines for placing our programs on their digital TV screens. These fees constitute a significant portion of our cost of revenues and accounted for approximately 37.7%, 28.8% and 38.3% of our net revenues in the years ended December 31, 2006, 2007 and 2008, respectively. Most of the concession fees are fixed under the concession rights contracts with an escalation clause and payments are usually due three or six months in advance. However, our revenues may fluctuate significantly from period to period for various reasons. If our revenues decrease in a given period, we may be unable to reduce our cost of revenues as a significant portion of our cost of revenues is fixed, which could materially and adversely affect our results of operations and result in a net loss in the period.
When our current advertising network of digital frames and digital TV screens reaches saturation in the major airports and airlines where we operate, we may be unable to offer additional time slots to satisfy all of our advertisers’ needs, which could hamper our ability to generate higher levels of revenues and profitability over time.
     When our network of digital frames and digital TV screens reaches saturation in any particular airport or airline, we may be unable to offer additional advertising time slots to satisfy all of our advertisers’ needs. We would need to increase our advertising rates for advertising in such airports or airlines in order to increase our revenues. However, advertisers may be unwilling to accept rate increases, which could hamper our ability to generate higher levels of revenues over time. In particular, the utilization rates of our advertising time slots in the five largest airports and on the three largest airlines are higher than those in other network airports or airlines and saturation of digital frames and digital TV screens in these airports or airlines could have a material adverse effect on our growth prospects.
Our strategy of expanding our air travel advertising network by building new media platforms and expanding into traditional media may not succeed, and our failure to do so could materially reduce the attractiveness of our network and harm our business, reputation and results of operations.
     In 2008, our air travel advertising network primarily consisted of standard digital frames and digital TV screens. Our growth strategy includes broadening our service offerings by continuing to increase our digital media network coverage and expanding into traditional media to become a comprehensive air travel advertising provider in China.

     In particular, we have significantly expanded our digital frame platform by upgrading our light box displays to digital frames and installing new digital frames. As of March 1, 2009, we operated 2,428 digital frames in 22 airports. We intend to significantly increase the number of our digital frames in the near future. We could incur significant costs in installing new digital frames or in upgrading our light box displays to digital frame displays.
     In addition, our growth strategy includes expanding into the traditional air travel advertising market to provide a broader range of advertising opportunities to our clients and to become a one-stop provider for air travel advertising. We have taken the initial steps by expanding our air travel advertising network to cover the advertising business on gate bridges in airports and diversifying our media resources to include billboards and painted advertisements. In March 2009, we obtained the contractual concession rights to operate various traditional advertising media including billboards, light boxes and other formats in Beijing Capital International Airport and light boxes in Shenzhen International Airport.
     The majority of our concession rights contracts containing exclusive concession rights only grant us exclusivity with respect to digital frames and digital TV screens. By entering and expanding into traditional advertising media platforms, we may face competition from other companies that are already in these areas. We also have limited experience working in these areas. It is uncertain how these businesses will perform, and there is the risk that they may not succeed at all. Our failure to expand our air travel advertising network to introduce new platforms and into new areas could materially reduce the attractiveness of our network and harm our business, reputation and results of operations.
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
     To ensure that our airport operations comply with the applicable PRC laws and regulations, we are in the process of making inquiries with the local SAICs in the cities in which we have operations or intend to operate with respect to the application for an advertising registration certificate. However, the local SAICs with whom we consulted have expressed different views on whether the advertisements shown on our digital frames and digital TV screens would be regarded as outdoor advertisements and how to register those advertisements. As of the date of this annual report, only Shanghai and Beijing SAICs have accepted our application and issued the outdoor advertising registration certificates. Some local SAICs need more time to consider the implementation of the new outdoor advertising provisions. Other SAICs do not require us to register our advertisements.
     We intend to register with the relevant SAICs if we are required to do so, but we cannot assure you that we will obtain any applicable registration certificates in compliance with the new outdoor advertisement provisions, or at all. If a required registration is not obtained, the relevant local SAICs may require us to forfeit our advertising income and may impose administrative fines of up to RMB30,000 on us. They may also require us to discontinue advertisements at airports where the required advertising registration is not obtained, which may result in a breach of one or more of our agreements with our advertising clients and materially and adversely affect our business and results of operations.
If we fail to obtain approvals for including non-advertising content in our programs, we may be unable to continue to include such non-advertising content in our programs, which may cause our revenues to decline and our business and prospects to deteriorate.
     A majority of the digital frames and digital TV screens in our network include programs that consist of both advertising content and non-advertising content. On December 6, 2007, the State Administration of Radio, Film or Television, or the SARFT, issued the Circular regarding Strengthening the Management of Public Audio-Video in Automobiles, Buildings and Other Public Areas, or the SARFT Circular. According to

the SARFT Circular, displaying audio-video programs such as television news, films and television shows, sports, technology and entertainment through public audio-video systems located in automobiles, buildings, airports, bus or train stations, shops, banks and hospitals and other outdoor public systems must be approved by the SARFT.
     The relevant authority in China has not promulgated any implementation rules on the procedure of applying for the requisite approval pursuant to the SARFT Circular. We intend to obtain such approval for our non-advertising content, but we cannot assure you that we will obtain such approval in compliance with this new SARFT Circular, or at all. If the requisite approval is not obtained, we will be required to eliminate non-advertising content from the programs displayed on our digital frames and digital TV screens and advertisers may find our network less attractive and be unwilling to purchase advertising time slots on our network, which may cause our revenues to decline and our business and prospects to deteriorate.
Because we rely on third-party agencies to help source advertising clients, our failure to retain key third-party agencies or attract additional agencies on favorable terms could materially and adversely affect our revenue growth.
     We engage third-party agencies to help source advertising clients from time to time. We do not have long-term or exclusive agreements with these agencies, including our key third-party agencies, and cannot assure you that we will continue to maintain favorable relationships with them. If we fail to retain key third-party agencies or attract additional agencies, we may not be able to retain existing advertising clients or attract new advertisers or advertising agency clients and our business and results of operations could be materially and adversely affected. Furthermore, the fees that we paid to these third-party agencies constituted a significant portion of our net revenues in the years ended December 31, 2006, 2007 and 2008—13.2%,17.2% and 15.2%, respectively. It is important therefore for us to maintain favorable commercial terms with these third-party agencies.
We have been dependent on a limited number of customers for a significant portion of our revenues and this dependence may reoccur in the future, which would make us more vulnerable to the loss of major customers or delays in payments from these customers.
     A small number of customers historically accounted for a significant portion of our revenue. Our top five customers collectively accounted for approximately 27.5%, 25.2% and 21.7% of our total revenues in the years ended December 31, 2006, 2007 and 2008, respectively. Our largest customers have changed from year to year primarily as a result of our limited operating history and rapid growth, broadened customer base and increased sales. No single advertising client accounted for more than 10% of our total revenues for the years ended December 31, 2006, 2007 and 2008, and we do not expect to be as dependent on a small number of customers in the future. Given our limited operating history and the rapid growth of our industry, we cannot assure you that we will not once again be dependent on a small number of customers in the future.
     If we fail to sell our services to one or more of our major customers in any particular period, or if a large customer purchases less of our services, fails to purchase additional advertising time on our network or cancels some or all of its purchase orders, our revenues could decline and our operating results could be adversely affected. In addition, the dependence on a small number of customers could leave us more vulnerable to delays in payments from these customers. We are required under certain of our concession rights contracts to make prepayments. Although we do receive some prepayments from customers, there is typically a lag between the time of our prepayment of concession fees and the time that we receive payments from our customers. As our business expands and revenues grow, we have experienced and may continue to experience an increase in our accounts receivable. Our accounts receivable increased from US$13.5 million as of December 31, 2007 to US$38.4 million as of December 31, 2008. If our major customers are significantly delinquent with their payments, our financial conditions and liquidity may be materially and adversely affected.
If we are unable to adapt to changing advertising trends and the technology needs of advertisers and consumers, we will not be able to compete effectively and we will be unable to increase or maintain our revenues, which may materially and adversely affect our business prospects and revenues.
     The market for air travel advertising requires us to continuously identify new advertising trends and the technological needs of both advertisers and consumers, which may require us to develop new formats, features and enhancements for our advertising network.

     We must be able to quickly and cost-effectively expand into additional advertising media and platforms beyond digital frames and digital TV screens if advertisers find these other media and platforms to be more attractive and cost-effective. In addition, as the advertising industry is highly competitive and fragmented with many advertising agencies exiting and emerging, we must closely monitor the trends in the advertising agency community. We must maintain strong relationships with leading advertising agencies to make certain that we are reaching the leading advertisers and are responsive to the needs of both the advertising agencies and the advertisers.
     We currently play advertisements on digital frames through wireless network and on digital TV screens in our network airports through closed-circuit television systems and we currently play advertisements on our network airplanes mostly through video tapes. We may be required to incur development and acquisition costs in order to keep pace with new technology needs but we may not have the financial resources necessary to fund and implement future technological innovations or to replace obsolete technology. Furthermore, we may fail to respond to these changing technology needs. For example, if the use of broadband networking capabilities on our advertising network becomes a commercially viable alternative, and we fail to implement such changes on our network or fail to do so in a timely manner, our competitors or future entrants into the market who take advantage of such initiatives could gain a competitive advantage over us.
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
     We face significant competition in the PRC advertising industry. We compete for advertising clients primarily on the basis of network size and coverage, location, price, the quality of our programs, the range of services that we offer and brand recognition. We compete for overall advertising spending with other alternative advertising media companies, such as Internet, street furniture, billboard and public transport advertising companies, and with traditional advertising media, such as newspapers, television, magazines and radio. We also compete for advertising dollars spent in the air travel advertising industry. While we have a large market share of the digital frames and digital TV screens located in airports and airplanes, we compete, and will compete, with other media platforms of advertising, for which we do not have exclusivity, including billboards, light boxes and print media. In addition, we may also face competition from new entrants into air travel advertising in the future.
     Significant competition could reduce our operating margins and profitability and result in a loss of market share. Some of our existing and potential competitors may have competitive advantages, such as significantly greater brand recognition, financial, marketing or other resources and may be able to mimic and adopt our business model. In addition, several of our competitors have significantly larger advertising networks than we do, which gives them an ability to reach a larger number of overall potential consumers and which may make them less susceptible to downturns in particular sectors, such as air travel. Moreover, significant competition will provide advertisers with a wider range of media and advertising service alternatives, which could lead to lower prices and decreased revenues, gross margins and profits. We cannot assure you that we will be able to successfully compete against new or existing competitors.
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

     Business travel is one of the primary drivers of the air travel industry. In times of economic growth, air travel tends to increase. Conversely, in times of economic slowdown, air travel tends to decrease significantly. In light of the recent economic downturn, overall air passengers in China have decreased, which may cause advertisers to reduce their spending on our air travel advertising network.
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
     We will also need to continue to expand, train, manage and motivate our workforce as well as manage our relationships with airports, airlines and third-party non-advertising content providers. We must add sales and marketing offices and personnel to service relationships with new airports that we aim to add as part of our network. As we add new digital frames, digital TV screens and other media platforms, we will incur greater maintenance costs to maintain our equipment.
     All of these endeavors will require substantial managerial efforts and skill, as well as the incurrence of additional expenditures. We cannot assure you that we will be able to manage our growth effectively, and we may not be able to take advantage of market opportunities, execute our expansion strategies or meet the demands of our advertising clients.
Past and future acquisitions may have an adverse effect on our ability to manage our business.
     In July 2008, we acquired the advertising business on gate bridges in several airports by purchasing 100% of the equity interest in Excel Lead International Limited, or Excel Lead, and 80% of the equity interest in Flying Dragon Media Advertising Co., Ltd., or Flying Dragon. We may not be able to effectively integrate the gate bridge advertising business into our operations. We plan to continue to acquire businesses, technologies, services or products which are complementary to our core air travel advertising network business. Past and future acquisitions may expose us to potential risks, including risks associated with:
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
We do not expect to sustain our recent rates of growth in revenue or the numbers of airlines, airports or digital frames and digital TV screens in our network.
     We have experienced significant growth in revenues in recent years. Our net revenues increased substantially from US$17.9 million in 2006 to US$119.4 million in 2008. Our network was located in 41 airports and on nine airlines as of December 31, 2008, compared to 28 airports and nine airlines by the end of 2006. The number of digital frames in airports increased from 632 as of December 31, 2007 to 2,156 as of December 31, 2008 while the number of digital TV screens operated by us in airports and on which we place our programs on airplanes increased from 1,562 and 16,015 as of December 31, 2006, to 2,854 and 49,482 as of December 31, 2008, respectively. We do not expect to achieve similar rates of growth in revenues or the number of airports, digital frames or digital TV screens in our network in future periods.

Our quarterly and annual operating results are difficult to predict and may fluctuate significantly from period to period in the future.
     Our quarterly and annual operating results are difficult to predict and may fluctuate significantly from period to period based on the seasonality of air travel, consumer spending and corresponding advertising trends in China. In addition, air travel and advertising spending in China generally tend to increase during the “golden” holiday periods, such as the National Day weekend in October and the Chinese New Year holiday in January or February, and tend to decrease during the fourth quarter. Air travel and advertising spending in China is also affected by certain special events such as the Beijing Olympics in 2008 and related government measures. As a result, you may not be able to rely on period-to-period comparisons of our operating results as an indication of our future performance.
     We may experience seasonality effects due to the seasonality of air travel and advertising spending in China. Other factors that may cause our operating results to fluctuate include a deterioration of economic conditions in China and potential changes to the regulation of the advertising industry in China, which are discussed elsewhere in this annual report. If our revenues for a particular quarter are lower than we expect, we may be unable to reduce our operating costs and expenses for that quarter by a corresponding amount, which would harm our operating results for that quarter relative to our operating results for other quarters.
Our business depends substantially on the continuing efforts of our senior executives, and our business may be severely disrupted if we lose their services.
     Our future success heavily depends upon the continued services of our senior executives and other key employees. In particular, we rely on the expertise and experience of our chief executive officer, Herman Man Guo, our president, Xiaoya Zhang, our chief operating officer, James Zhonghua Feng, our chief financial officer, Conor Chiahung Yang and our executive president, Ken Zijian Zeng. We rely on their industry expertise, their experience in our business operations and sales and marketing, and their working relationships with our advertising clients, airports and airlines, and relevant government authorities.
     If one or more of our senior executives were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all. If any of our senior executives joins a competitor or forms a competing company, we may lose clients, suppliers, key professionals and staff members. Each of our executive officers has entered into an employment agreement with us, which contains non-competition provisions. However, if any dispute arises between our executive officers and us, we cannot assure you the extent to which any of these agreements could be enforced in China, where these executive officers reside, in light of the uncertainties with China’s legal system. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could limit the legal protections available to us or result in substantial costs and the diversion of resources and management attention.”
Failure to maintain an effective system of internal control over financial reporting could have a material and adverse effect on the trading price of our ADSs.
     We are subject to reporting obligations under the U.S. securities law. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which must also contain management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must attest to the effectiveness of the company’s internal control over financial reporting. These requirements first applied to our annual report on Form 20-F for this fiscal year ended December 31, 2008.
     Our management has concluded that our internal control over financial reporting was effective as of December 31, 2008. Our independent registered public accounting firm has issued an audit report, which is included elsewhere in this annual report and has concluded that we maintained, in all material aspects, effective internal control over financial reporting as of December 31, 2008. However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could negatively affect the reliability of our financial information and result in the loss of investors’ confidence in our reported financial information, which in turn could negatively impact the trading price of our ADSs, result in lawsuits being filed against us by our shareholders or otherwise harm our reputation. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.
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
We may be subject to, and may expend significant resources in defending against government actions and civil suits based on the content we provide through our air travel advertising network.
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

     Our commercial success depends to a large extent on our ability to operate without infringing the intellectual property rights of third parties. There is no assurance that our displays or other aspects of our business do not or will not infringe upon patents, copyrights or other intellectual property rights held by third parties. We may become subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. If we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives. In addition, we may incur substantial expenses and diversion of management time in defending against these third-party infringement claims, regardless of their merit. Successful infringement or licensing claims against us may result in substantial monetary liabilities, which may materially and adversely disrupt our business.
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
     Our business could be materially and adversely affected by the effect of a health epidemic or outbreak on the economic and business climate. Any prolonged recurrence of avian flu, SARS, or another epidemic or outbreak in China may have a material adverse effect on demand for air travel in China. For example, the SARS outbreak in 2003 and 2004 alarmed air travelers around both the region and the world raising issues pertaining to health and travel. During this time period, the SARS outbreak significantly deterred air travel and had a material and adverse effect on the air travel industry. From 2005 to 2008, there have also been reports on the occurrence of avian flu in various parts of China, including a few confirmed human cases and deaths. More recently, human cases of swine flu virus infection have been identified internationally.
     A new outbreak of SARS, increased outbreaks of avian flu or swine flu, or the occurrence of other epidemics may result in health or other government authorities requiring the closure of our offices or other businesses, including airports and airline operations which comprise the primary locations where we provide our advertising services. A health epidemic could result in a significant drop in demand for air travel and ultimately our advertising services, severely disrupt our business operations and adversely affect our financial condition and results of operations.
If one or more of our PRC subsidiaries fails to maintain or obtain qualifications to receive PRC preferential tax treatments, we will be required to pay more taxes, which may have a material adverse effect on our result of operations.
     On March 16, 2007, the PRC National People’s Congress passed the Enterprise Income Tax Law, or the EIT Law, which imposes an uniform income tax rate of 25% on most domestic enterprises and foreign investment enterprises. The EIT Law became effective on January 1, 2008. Under the EIT Law, entities that qualify as “high and new technology enterprises strongly supported by the state” are entitled to the preferential income tax rate of 15%. A company’s status as a “high and new technology enterprise strongly supported by the state” is valid for three years, after which the company must re-apply for such qualification in order to continue to enjoy the preferential income tax rate. In addition, according to the Administrative Regulations on the Recognition of High and New Technology Enterprises, the Guidelines for Recognition of High and New Technology Enterprises and the Notice of Favorable Enterprise Income Tax Policies jointly issued by the PRC Ministry of Science and Technology, the PRC Ministry of Finance and the PRC State Administration of Taxation in April 2008, July 2008 and February 2008, respectively, “new software enterprises” can enjoy an income tax exemption for two years beginning with their first profitable year and a 50% tax reduction to a rate of 12.5% for the subsequent three years.
     On December 26, 2007, the PRC State Council issued the Notice of the State Council Concerning

Implementation of Transitional Rules for Enterprise Income Tax Incentives, or Circular 39. Based on Circular 39, certain enterprises established before March 16, 2007 that were eligible for tax exemptions or reductions according to the then effective tax laws and regulations can continue to enjoy such exemption or reduction until it expires. Furthermore, according to Circular 39, enterprises that were eligible for the preferential tax rates according to the then effective tax laws and regulations may be eligible for a gradual rate increase to 25% over the 5-year period beginning from January 1, 2008. Specifically, the applicable rates under such an arrangement for such enterprises that enjoyed the 15% tax rate prior to the effectiveness of the new PRC tax law will be 18% in 2008, 20% in 2009, 22% in 2010, 24% in 2011 and 25% in 2012. However, according to the Notice on Prepayment of Enterprise Income Tax issued by the State Administration of Taxation on January 30, 2008, the gradually increased rate of Enterprise Income Tax, or EIT, during the transition period is not applicable to entities that qualified for preferential tax rates as high and new technology enterprises alone and they would be subject to EIT at 25% from January 2008 if they cannot qualify as high and new technology enterprises under the EIT Law and regulations.
     AirMedia Technology (Beijing) Co., Ltd., or AM Technology, has qualified as a “high and new technology enterprise” under the former EIT Law and was subject to a 15% preferential EIT. In addition, AM Technology is registered and operates in the Beijing New Technology Industry Development Zone. As a result, AM Technology was exempt from EIT from 2006 to 2008, and will be entitled to a 50% tax reduction from 2009 to 2011 under the former Foreign-Invested Enterprise Income Tax Law and the relevant implementation rules. AM Technology was recognized as a “high and new technology enterprise supported by the state” under the new rules in December 2008. As a result, it is entitled to continue to enjoy a preferential EIT at the rate of 7.5% from 2009 to 2011 and a preferential EIT of 15% thereafter. Xi’an Air Media Chuangyi Technology Co., Ltd, or Xi’an AM, qualified as a “software enterprise” in August 2008 by the Technology Information Bureau of Shanxi Province and has received an written approval from Xi’an local tax bureau that it will be granted a two-year exemption from EIT commencing on its first profitable year and a 50% reduction of the 25% EIT rate for the succeeding three years. Shenzhen AirMedia Information Technology Co., Ltd., or Shenzhen AM, was subject to a 15% preferential tax EIT rate as it is located in Shenzhen and is currently subject to EIT on its taxable income at the gradual rate pursuant to Circular 39. Shenzhen AM submitted its application to be qualified as a “high and new technology enterprise strongly supported by the State” under the new PRC tax law in March 2009 and if successful, will be eligible for a 15% EIT rate.
     There is no assurance that our PRC subsidiaries will be able to maintain or obtain qualifications to receive the above preferential tax treatments. We will be required to pay more taxes if they fail to become or continue to be eligible to receive PRC tax benefits, which may have a material adverse effect on our result of operations.
Dividends payable to us by our wholly-owned operating subsidiaries may be subject to PRC withholding taxes, or we may be subject to PRC taxation on our worldwide income and dividends distributed to our investors may be subject to PRC withholding taxes under the new PRC tax law.
     Under the PRC tax laws effective prior to January 1, 2008, dividends paid to foreign investors by foreign-invested enterprises, such as dividends paid to us by our PRC subsidiaries, were exempt from PRC withholding tax. Under the EIT Law and its implementation rules, dividends payable by a foreign-invested enterprise in China to its foreign investors who are non-resident enterprises are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The British Virgin Islands, where our wholly owned subsidiary and the 100% shareholder of Shenzhen AM is incorporated, does not have such a tax treaty with China. Air Media (China) Limited, the 100% shareholder of AM Technology, is incorporated in Hong Kong. According to the Mainland and Hong Kong Special Administrative Region Arrangement on Avoiding Double Taxation or Evasion of Taxation on Income agreed between China and Hong Kong in August 2006 and the relevant rules, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise). The EIT Law provides, however, dividends distributed between qualified resident enterprises will be exempted. As the term “resident enterprises” needs further clarification and explanation, we cannot assure you that the dividends distributed by Shenzhen AM, AM Technology and Xi’an AM to their direct shareholders would be regarded as dividends distributed between qualified resident enterprises, and be exempted from the EIT.

     Under the EIT Law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore be subject to EIT at the rate of 25% on their worldwide income. Under the implementation rules of the EIT Law, “de facto management bodies” is defined as the bodies that have material and overall management and control over the business, personnel, accounts and properties of the enterprise. It remains unclear how the PRC tax authorities will interpret such a broad definition. We believe we are not a PRC resident enterprise. However, if we were considered a PRC resident enterprise, we would be subject to the PRC enterprise income tax at the rate of 25% on our worldwide income; dividend income we receive from the PRC subsidiaries, however, would be exempt from PRC tax since such income to a PRC resident recipient is exempted under the new EIT Law.
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
     Moreover, under the new PRC tax law, foreign ADS holders may be subject to a 10% withholding tax upon dividends payable by us and gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is sourced from within the PRC. Although our company is incorporated in the Cayman Islands, it remains unclear whether the dividends payable by us or the gains our foreign ADS holders may realize will be regarded as income from sources within the PRC if we are classified as a PRC resident enterprise. Any such tax on our dividend payments will reduce the returns of your investment.
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
     Substantially all of our operations are conducted through our contractual arrangements with our consolidated variable interest entities in China, Beijing AirMedia Advertising Co., Ltd., or AM Advertising, Beijing Shengshi Lianhe Advertising Co., Ltd, or Shengshi Lianhe, AirMedia UC Advertising Co., Ltd., or AirMedia UC, and Beijing Yuehang Digital Media Advertising Co., Ltd., or AM Yuehang. Though PRC regulations currently permit 100% foreign ownership of companies that provide advertising services, any foreign entities that invest in the advertising services industry are required to have at least three years of direct operations in the advertising industry outside of China. In addition, PRC regulations currently prohibit foreign investment in the production and operation of any non-advertising content. We do not currently directly operate an advertising business outside of China and thus cannot qualify under PRC regulations until three years after we commence any such operations outside of China or until we acquire a company that has directly operated an advertising business outside of China for the required period of time. Accordingly, our three subsidiaries, Shenzhen AM, AM Technology and Xi’an AM are currently ineligible to apply for the required licenses for providing advertising services in China.
     Our advertising business is primarily provided through our contractual arrangements with our four consolidated variable interest entities in China. AM Advertising is owned by Shengshi Lianhe and three PRC citizens: Herman Man Guo, Qing Xu and Xiaoya Zhang. Shengshi Lianhe is owned by three PRC citizens: Herman Man Guo, Qing Xu and Xiaoya Zhang. AirMedia UC is owned by two PRC citizens: Herman Man Guo and Qing Xu. AM Yuehang is owned by two PRC citizens: James Zhonghua Feng and Tao Hong. Our variable interest entities are the major companies through which we provide advertising services in China. They directly operate our advertising network, enter into concession rights contracts and sell advertising time slots to our clients. We depend on our variable interest entities to operate our advertising business. We have entered into contractual arrangements with our variable interest entities, pursuant to which we, through AM Technology, provide technical support and consulting services to our variable interest entities. In addition, we have entered into agreements with our variable interest entities and each of their shareholders, which provide us with the substantial ability to control our variable interest entities. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”
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
     According to the PRC Property Rights Law, however, effective as of October 1, 2007, and Measures for the Registration of Equity Pledge with Administration for Industry and Commerce, effective as of October 1, 2008, such pledge will be effective upon registration with the relevant administration for industry and commerce. AM Technology is in the process of applying for such registration with the local administration for industry and commerce. Before the completion of such registration procedure, we cannot assure you that the effectiveness of such pledge can be recognized in PRC courts if disputes arise on certain pledged equity interest or that AM Technology’s interests as pledgee will prevail over those of third parties.
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
We rely on contractual arrangements with AM Advertising, Shengshi Lianhe, AirMedia UC and AM Yuehang and their shareholders for a substantial portion of our China operations, which may not be as effective as direct ownership in providing operational control.
     We rely on contractual arrangements with AM Advertising, Shengshi Lianhe, AirMedia UC and AM Yuehang to operate our advertising business. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our variable interest entities. Under the current contractual arrangements, as a legal matter, if our variable interest entities or their shareholders fail to perform their respective obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements, and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective.
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
     Under PRC law, arrangements and transactions among related parties may be audited or challenged by the PRC tax authorities. If any of the transactions we have entered into among AM Technology and our variable interest entities are found not to be on an arm’s length basis, or to result in an unreasonable reduction in tax under PRC law, the PRC tax authorities have the authority to disallow our tax savings, adjust the profits and losses of our respective PRC entities and assess late payment interest and penalties. A finding by the PRC tax authorities that we are ineligible for the tax savings we achieved for the period from August 7, 2005, the date we commenced operations, to December 31, 2005 or in 2006, 2007 and 2008, or that Shenzhen AM, AM Technology, Xi’an AM, AM Advertising and its subsidiaries, Shengshi Lianhe, AirMedia UC or AM Yuehang are ineligible for their preferential tax treatment, would substantially increase our taxes owed and reduce our net income and the value of your investment.
We may rely principally on dividends and other distributions on equity paid by our wholly-owned operating subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our operating subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.
     We are a holding company, and we may rely principally on dividends and other distributions on equity paid by AM Technology, Shenzhen AM and Xi’an AM for our cash requirements, including the funds necessary to service any debt we may incur. If AM Technology, Shenzhen AM or Xi’an AM incur debt on its own behalf in the future, the instruments governing the debt may restrict the ability of AM Technology, Shenzhen AM or Xi’an AM to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements AM Technology currently has in place with our variable interest entities in a manner that would materially and adversely affect AM Technology’s ability to pay dividends and other distributions to us.
     Furthermore, relevant PRC laws and regulations permit payments of dividends by AM Technology, Shenzhen AM and Xi’an AM only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. Under PRC laws and regulations, AM Technology, Shenzhen AM and Xi’an AM are also required to set aside a portion of net income each year to fund certain reserve funds. These reserves are not distributable as cash dividends. In addition, subject to certain cumulative limits, the statutory general reserve fund requires annual appropriations of at least 10% of after-tax income to be set aside prior to payment of dividends until such reserve fund is equal to at least 50% of the respective registered capital of AM Technology, Shenzhen AM or Xi’an AM. As a result of these PRC laws and regulations, our PRC subsidiaries and our PRC variable interest entities are restricted in their ability to transfer a portion of their net assets to us whether in the form of dividends, loans or advances.
     Although none of Shenzhen AM, Xi’an AM or AM Technology has any present plan to pay any cash dividends to us in the foreseeable future any limitation on the ability of AM Technology, Shenzhen AM or Xi’an AM to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, or otherwise fund and conduct our business.
Changes in laws and regulations governing air travel advertising or otherwise affecting our business in China may result in substantial costs and diversion of resources and may materially and adversely affect our business prospects and results of operations.
     There are no existing PRC laws or regulations that specifically define or regulate air travel advertising. It has been reported that the relevant PRC government authorities are currently considering adopting new regulations governing air travel advertising. We cannot predict the timing and effects of such new regulations. Changes in laws and regulations governing the content of air travel advertising, our business licenses or otherwise affecting our business in China may result in substantial costs and diversion of resources and may materially and adversely affect our business prospects and results of operations.
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
     While the Chinese economy has experienced significant growth in the past decades, growth has been uneven both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may also have a negative effect on us. We cannot predict the future direction of political or economic reforms or the effects such measures may have on our business, financial position or results of operations. Any adverse change in the political or economic conditions in China, including changes in the policies of the PRC government or in laws and regulations in China, could have a material adverse effect on the overall economic growth of China and in the air travel advertising industry. Such developments could have a material adverse effect on our business, lead to a reduction in demand for our services and materially and adversely affect our competitive position.
Uncertainties with respect to the PRC legal system could limit the legal protections available to us or result in substantial costs and the diversion of resources and management attention.
     We conduct our business primarily through AM Technology, Shenzhen AM and Xi’an AM, which are subject to PRC laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly-foreign owned companies. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and the enforcement of these laws, regulations and rules involve uncertainties, which may limit the legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and the diversion of resources and management attention.
Fluctuations in the value of the Renminbi may have a material adverse effect on your investment.
     The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the Renminbi to appreciate approximately 21.5% against the U.S. dollar over the following three years. Since reaching a high against the U.S. dollar in July 2008, however, the Renminbi has traded within a narrow band against the U.S. dollar, remaining within 1% of its July 2008 high but never exceeding it. As a consequence, the Renminbi has also fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar.
     The reporting and functional currency of our Cayman Islands parent company is the U.S. dollar. However, substantially all of the revenues and expenses of our consolidated operating subsidiaries and affiliate entities are denominated in Renminbi. Substantially all of our sales contracts were denominated in Renminbi and substantially all of our costs and expenses is denominated in Renminbi. To the extent that we need to convert U.S. dollars into Renminbi for our operations, depreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of dividend distribution or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue which will be exchanged into U.S. dollars and earnings from and the value of any U.S. dollar-denominated investments we make in the future.
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
     Substantially all of our revenues and expenses are denominated in RMB. If our RMB-denominated revenues increase or RMB-denominated expenses decrease in the future, we may need to convert a portion of our revenues into other currencies to meet our foreign currency obligations, including, among others, payments of dividends declared, if any, in respect of our ordinary shares or ADSs. Under China’s existing foreign exchange regulations, Shenzhen AM, AM Technology and Xi’an AM are able to pay dividends in foreign currencies, without prior approval from State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, we cannot assure you that the PRC government will not take measures in the future to restrict access to foreign currencies for current account transactions.
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
     Current regulations promulgated by SAFE require PRC residents and PRC corporate entities to register with local branches of SAFE in connection with their direct or indirect offshore investment activities. These regulations apply to our shareholders who are PRC residents and may apply to any offshore acquisitions that we make in the future.
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
     In December 2006, the People’s Bank of China promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, or the PBOC Regulation, setting forth the respective requirements for foreign exchange transactions by PRC individuals under either the current account or the capital account. In January 2007, SAFE issued implementing rules for the PBOC Regulation, which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen’s participation in the employee stock ownership plans or stock option plans of an overseas publicly-listed company. On March 28, 2007, SAFE promulgated the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas-Listed Company, or the Stock Option Rule. Under the Stock Option Rule, PRC citizens who are granted stock options by an overseas publicly-listed company are required, through a PRC agent or PRC subsidiary of such overseas publicly-listed company, to register with SAFE and complete certain other procedures. We and our PRC employees who have been granted stock options are subject to the Stock Option Rule. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and legal sanctions. See “Item 4. Information on the Company—B. Business Overview—Regulation—SAFE Regulations on Offshore Investment by PRC Residents and Employee Stock Options.”
     The new M&A rule sets forth complex procedures for acquisitions conducted by foreign investors which could make it more difficult to pursue growth through acquisitions.
     On August 8, 2006, six PRC government and regulatory authorities, including the PRC Ministry of Commerce and the Chinese Securities Regulatory Commission, or the CSRC, promulgated a rule entitled “Provisions regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors,” or the New M&A Rule, which became effective on September 8, 2006. The New M&A Rule, among other things, sets forth complex procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Part of our growth strategy includes acquiring complementary businesses or assets. Complying with the requirements of the New M&A Rule to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit the completion of such transactions, which could affect our ability to expand our business or maintain our market share. In addition, if any of our acquisitions were subject to the New M&A Rule and were found not to be in compliance with the requirements of the New M&A Rule in the future, relevant PRC regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects.
Risks Related to Our ADSs
The trading price of our ADSs has been volatile.
     The trading price of our ADSs has been and may continue to be subject to wide fluctuations. During the year of 2008, the trading prices of our ADSs on the Nasdaq ranged from US$3.80 to US$26.51 per ADS and the closing sale price on April 24, 2009 was US$5.59 per ADS. The price of our ADSs may fluctuate in response to a number of events and factors including the following:
•	changes in the economic performance or market valuations of other advertising companies;

•	actual or anticipated fluctuations in our quarterly operating results and changes or revisions of our expected results;

•	changes in financial estimates by securities research analysts;

•	conditions in the air travel advertising industry;

•	announcements of studies and reports relating to the circulation, ratings, audience, quality or effectiveness of our services or those of our competitors;

•	announcements by us or our competitors of new services, acquisitions, strategic relationships, joint ventures or capital commitments;

•	addition or departure of our senior management; and

•	sales or perceived potential sales of additional ordinary shares or ADSs.
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
     We are incorporated in the Cayman Islands, and conduct a substantial portion of our operations in China through AM Technology, Shenzhen AM and Xi’an AM. A majority of our directors and officers reside outside the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.
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
     We have included the following provisions in our articles that may have the effect of delaying or preventing a change of control of our company:
•	Our board of directors has the authority to establish from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series, including the designation of the series, the number of shares of the series, the dividend rights, dividend rates, conversion rights, voting rights, and the rights and terms of redemption and liquidation preferences.

•	Our board of directors may issue a series of preferred shares without action by our shareholders to the extent of available authorized but unissued preferred shares. Accordingly, the issuance of preferred shares may adversely affect the rights of the holders of the ordinary shares. Issuance of preference shares may dilute the voting power of holders of ordinary shares.

•	Subject to applicable regulatory requirements, our board of directors may issue additional ordinary shares or rights to acquire ordinary shares without action by our shareholders to the extent of available authorized but unissued shares.
Our corporate actions are substantially controlled by our principal shareholder who could exert significant influence over important corporate matters, which may reduce the price of our ADSs and deprive you of an opportunity to receive a premium for your shares.
     As of April 27, 2009, our principal shareholder, Herman Man Guo, beneficially owned approximately 41.8% of our outstanding ordinary shares. In addition, as of April 27, 2009, Global Gateway Investments Limited, a wholly-owned subsidiary of CDH China Growth Capital Management Company Limited, or CDH, beneficially owned approximately 19. 9% of our outstanding ordinary shares. These shareholders, if acting together, could exert substantial influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders. In addition, these persons could divert business opportunities from us to themselves or others.
We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders.
     Based on the price of our ADSs and ordinary shares and the composition of our income and assets, we believe that we were not a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for our taxable year ended December 31, 2008. However, the application of the PFIC rules is subject to ambiguity in several respects and, in addition, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2009 or any future taxable year. In particular, we believe that there is a significant risk that we will be a PFIC for our taxable year ending December 31, 2009 unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce active income. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The value of our assets will be determined based on the market price of our ADSs, which is likely to fluctuate. In addition, the composition of our income and assets will be affected by how, and how quickly, we utilize the cash (or other passive assets or investments) we have on hand or raise in any offering. If we were treated as a PFIC for any taxable year during which a U.S. Holder held an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to the U.S. Holder. For example, if we are a PFIC, U.S. Holders will become subject to increased tax liabilities under U.S. tax laws and regulations with respect to any gain recognized or the sale of our ADSs or ordinary shares and certain distributions, and will become subject to burdensome reporting requirements. See “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”
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
     In July 2008, we acquired our current airport gate bridge advertising business by purchasing all of the equity interest in Excel Lead and an 80% equity interest in Flying Dragon. The consideration for the acquisition of Excel Lead consisted of an initial cash consideration of US$0.3 million and a contingent consideration to be determined based on the after-tax net profit performance of Excel Lead in the second half of 2008, the full year of 2009 and 2010, respectively, in an aggregate amount of up to US$27.3 million in cash and 1,530,950 of our ordinary shares, or up to US$40.3 million in cash only, at the sole discretion of the sellers of Excel Lead. In 2008, we paid a total of US$6.6 million to the sellers of Excel Lead, including the US$0.3 million initial cash consideration and a US$6.3 million advance payment of the contingent consideration. In addition, we paid US$1.5 million in cash for the acquisition of the 80% equity interest in Flying Dragon in 2008.
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
B. Business Overview
Overview
     We operate the largest digital media network in China dedicated to air travel advertising. We believe we have the leading market share of digital frames in airports in China. We operate over 95% of the digital TV screens that display advertisements in the 15 largest airports in China, according to the Sinomonitor report. The advertising portion of our programs accounts for over 80% of the total length of the advertisements played on the digital TV screens for each of the three largest airlines in China. As of March 1, 2009, we operated 2,428 digital frames and 2,752 digital TV screens in airports and place our programs on 49,482 digital TV screens on airplanes. Due to PRC regulatory restrictions on foreign ownership of advertising businesses in China, we operate our advertising business through our consolidated variable interest entities and their subsidiaries in China. We have a series of contractual arrangements with these variable interest entities and their record owners that enable us to effectively control and derive substantially all of the economic benefits from these variable interest entities.
     Currently, we have contractual concession rights to operate digital frames in 26 airports in China. As of March 1, 2009, we operated 2,428 digital frames in 22 airports. We plan to gradually roll out our digital frame operations in the additional four airports and intend to significantly increase the number of digital frames in our network. As of March 1, 2009, we had contractual concession rights to operate digital TV screens in 51 airports, including all of the 30 largest airports in China. As of March 1, 2009, our digital TV screens were located in 41 airports in China, including the five largest airports, Beijing Capital International Airport,

Guangzhou Baiyun International Airport, Shanghai Pudong International Airport, Shanghai Hongqiao International Airport and Shenzhen International Airport. In addition, we have contractual concession rights to place our programs on the routes operated by 10 airlines, including the three largest airlines in China, China Southern Airlines, China Eastern Airlines and Air China. We are also currently the sole sales agent in mainland China to sell advertisements on both the international and domestic routes operated by Dragonair and Cathay Pacific Airways.
     In July 2008, we expanded into the traditional air travel advertising market through acquisition of an airport gate bridge advertising business. As a result, we have obtained the contractual concession rights to place advertisements on gate bridges located in 10 major airports in China. Our advertisements on gate bridges include billboard advertisements on interior walls of gate bridges and painted advertisements on exterior walls of gate bridges. As of March 1, 2009, we placed 2,806 billboard advertisements on 134 gate bridges located in 10 major airports in China, including Terminals 1 and 2 of Beijing Capital International Airport and Guangzhou Baiyun International Airport; and we placed painted advertisements on 46 gate bridges located in 10 major airports in China.
     In addition, in March 2009, we obtained the contractual concession rights to operate various traditional advertising media including billboards, light boxes and other formats in Beijing Capital International Airport and light boxes in Shenzhen International Airport. We will continue to acquire new media platforms to provide a broader range of advertising opportunities for our clients and to become a one-stop provider for air travel advertising.
     Air travel advertising in China has experienced significant growth in recent years as a result of growth in China’s advertising market and air travel sector. By focusing on air travel advertising, we enable our advertising clients to target air travelers in China, who we believe are an attractive demographic for advertisers due to their higher-than-average disposable income. We strategically place our digital frames and digital TV screens and other displays in high-traffic locations of airports, particularly in areas where there tend to be significant waiting time, such as departure halls, security check areas, boarding gates, baggage claim areas and arrival halls. In addition, the digital TV screens on our network airplanes are located in highly visible locations in passenger compartments and on the back of passenger seats. Furthermore, gate bridges connect terminal gates with airplanes. They are the areas through which every air passenger must pass before and after he or she boards airplanes. Our combined coverage in airports and on airplanes enables our programs to attract air travelers at multiple points during their travel experience, from check-in, boarding, flight time, to arrival.
     We combine advertising content with non-advertising content, such as news, weather, sports and comedy clips, in our digital TV screen programs. We have agreements to show documentary clips provided by China International TV Corporation in airports and on airplanes. We also obtain program clips such as “Home Video Heroes” and “Globe Trekker” from other third-party content providers. We believe this makes air travelers more receptive to the advertisements included in our programs and ultimately makes our programs more effective for our advertising clients. Our standard programs in airports currently include 25 minutes of advertising content during each hour of programming and are shown for approximately 16 hours per day. The length of our in-flight programs typically ranges from approximately 45 minutes to an hour per flight, approximately five to 13 minutes of which consist of advertising content.
     We derive revenues principally by selling advertising time slots on our network to our advertising clients, including both direct advertisers and advertising agencies. Since commencing operations in August 2005 to December 31, 2008, a total of 439 advertisers have purchased advertising time slots on our network. Our advertisers consist of international and domestic brands. Our top fifteen advertisers for 2008 in alphabetical order included China Mobile, China Unicom, Dragon Bay Villa, GE, Great Wall Wine, Haier, Hitachi, HSBC, Land Rover, Lexus, Mengniu Dairy, Nissan, Samsung, Toyota and Vodone.com., which collectively accounted for 43.9% of our revenues for 2008.
     We have grown rapidly since we commenced operations. The number of airports and airlines in which we operated and the number of digital TV screens operating in our network increased from 16, six and 12,385 as of December 31, 2005 to 41, nine and 52,336 as of December 31, 2008, respectively. Our net revenues increased from US$17.9 million in 2006 to US$119.4 million in 2008, representing a compound annual growth rate of 158.3%. In 2008, we achieved a net income of US$30.2 million.
Advertising Services

     We generate revenues from advertising services at the following platforms: digital frames in airports, digital TV screens in airports and on airplanes, billboards and painted advertisements on gate bridges in airports and other displays in airports, such as traditional advertising displays and light boxes.
Digital Frames in Airports
     We own and operate a network of digital frames, strategically placed in areas of airports such as departure halls, terminals and arrival halls, where most of the air travelers congregate and spend significant time waiting. Our digital frames are high-definition LCD screens that change digital picture displays every 12 seconds. Our digital frames include standalone digital frames and TV-attached digital frames. Standalone digital frames display advertisements on vertical or horizontal display panels and all of our standalone digital frames were newly installed in our network airports, in sizes from 63 to 82 inches. TV-attached digital frames consist of a vertical digital frame beneath a digital TV screen and most of our TV-attached digital frames were upgraded from light boxes, in sizes ranging from 46 to 50 inches. As of March 1, 2009, we operated 2,428 digital frames in 22 airports, 698 of which were standalone digital frames, and 1,730 of which were TV-attached digital frames. Our digital frames play advertising content repeatedly in ten-minute cycles.
     We believe digital frames provide an effective advertising platform to our advertising clients. We sell our advertisements on digital frames in one-week units which affords scheduling flexibility and cost-effectiveness to our clients. In addition, as our digital frames are located in both domestic and international terminals in a number of airports, our clients can choose to place their advertisements in domestic terminals only, international terminals only or a mix of domestic and international terminals. This flexibility in terms of location selection provides our clients with the ability to tailor their advertisement packages to effectively attract their target audiences. We also continue to diversify the arrangement and placement of our digital frames to offer enhanced visual effects. For example, in Guangzhou International Airport we put our digital frames in sets of two or three screens together as a group. An advertisement can be displayed in one picture on multiple screens to better attract air travelers’ attention.
     We began placing clients’ advertisements on 46-inch digital frames upgraded from light box displays at Terminal 2 of Beijing Capital International Airport in December 2007. The new digital frames at Terminal 3 began displaying paid advertisements at the end of February 2008. We started selling advertisements on digital frames in five additional airports in April 2008 and another seven airports in early May 2008. We intend to significantly increase the number of our digital frames in the near future.
Digital TV Screens in Airports
     As of March 1, 2009, we operated 2,752 digital TV screens in 41 airports in China and had entered into concession rights contracts to operate digital TV screens in 51 airports in China. The 41 airports in which we operate digital TV screens accounted for approximately 95.0% of the total air travelers in China in 2008 according to CAAC.
     Our most common form of digital advertising in airports is closed-circuit television displays. We strategically place our digital TV screens in high-traffic areas of airports such as departure halls, security check areas, boarding gates, baggage claim areas and arrival halls, where there tend to be significant waiting time. A majority of our standard digital TV screens are 42-inch plasma display panels, or PDPs, or liquid crystal displays, or LCDs.
     Our airport programs consist of advertising and non-advertising content and are played for approximately 16 hours per day. Our non-advertising content is played in two-hour cycles, during which our advertising content is repeated hourly. During each hour, 25 minutes of the program consists of advertising content provided to us by our advertising clients and the rest of the program consists of non-advertising content such as sports and entertainment content provided by third-party content providers. In addition to the separate advertising messages or videos, which are updated weekly, we promote the brand names of our advertising clients by naming our programs after their brand names. The non-advertising content consists of humor clips such as “The World’s Funniest Home Videos,” sports clips such as soccer, basketball and extreme sports, movie previews and interviews with celebrities, as well as the latest world fashion shows provided by Fashion TV. These programs are generally updated monthly, with the programs in Shanghai Pudong and Hongqiao airports updated weekly.
     In addition to the traditional displays, some of our major network airports also have feature displays such as:

•	Mega display screens. In both the departure hall and the arrival hall of the Beijing Capital International Airport, we have placed four LED mega display screens with a size of nine square meters each, featuring large viewing angles and high resolution images. We have also placed one LED mega display screen of 22 square meters in Guangzhou Baiyun International Airport.

•	Shuttle bus displays. We have placed 252 digital TV screens on 104 airport shuttle buses operated by the largest five airports to transport air passengers.
     We will seek to expand our use of these applications and develop other technically advanced display platforms to other airports in our network in the future.
Digital TV Screens on Airplanes
     As of March 1, 2009, our programs were placed on 49,482 digital TV screens on over 2,300 routes of 10 airlines. The displays on our network airplanes, which have been installed by aircraft manufacturers, are located at the top of passenger compartments and on the back of passenger seats. The digital TV screens at the top of passenger compartments typically range from 14 inches to 50 inches in size and there are approximately 10 to 300 on each plane. The display screens on the back of passenger seats typically range from seven inches to nine inches in size, depending on the class of the passenger seating area, and typically there is a display screen behind each passenger seat.
     Our airplane display programs are played once for approximately 45 minutes to an hour per flight. Approximately five to 13 minutes of each program consists of advertising content provided to us by our advertising clients and the rest of the program consists of non-advertising content. The non-advertising content on our planes includes the latest domestic and international news, market updates and sports snapshots and other content similar to that shown on our airport programs. We also promote brand names of our advertising clients through our programs by naming our programs after their brand names or displaying their logos on the corner of the screens during the programs. We have obtained rights from film production companies to play blockbuster films on airplanes in our network.
     As most of the airplanes on which our programs are played use video tape or DVD players to play video messages and most of these airplanes only have one video tape or DVD playing unit, passengers are not typically given a selection of channels.
Billboards and Painted Advertisement on Gates Bridges in Airports
     In July 2008, we acquired a business selling advertisements on gate bridges in airports. As a result, we have obtained the contractual concession rights to place advertisements on gate bridges located in 10 major airports in China. The addition of gate bridges to our air travel advertising network has diversified our media resources to include billboard and painted advertisements.
     Our advertisements on gate bridges in airports includes billboard advertisements on interior walls of gate bridges and painted advertisements on exterior walls of gate bridges. Our billboard advertisements measure 0.6 meter by 0.9 meter in size. As of March 1, 2009, we placed 2,806 billboard advertisements on 134 gate bridges located in 10 major airports in China, including Terminals 1 and 2 of Beijing Capital International Airport and Guangzhou Baiyun International Airport. As of March 1, 2009, we placed painted advertisements on 46 gate bridges located in 10 major airports in China.
Other Displays
     In March 2009, we entered into a concession rights contract with Beijing Capital International Airport to operate traditional advertising formats including billboards, light boxes and other formats in 376 locations in Terminals 1, 2, and 3 of Beijing Capital International Airport. We started operating in most of these 376 locations in April 2009. We also entered into a concession rights contract with Shenzhen International Airport to operate 90 light boxes in the arrival walkways of Terminals A and B of Shenzhen International Airport. We started operating light boxes in most of these 90 locations in April 2009.
     Light box advertisements are static poster advertisements illuminated with back lighting and set underneath our digital TV screens. As of March 1, 2009, we operated 292 light boxes in 17 airports. We will upgrade 128 of these static light boxes to 46-inch digital frame displays that will run advertisements across a ten-minute cycle.
     We also have digital TV screens on top of newspaper racks. In Guangzhou Baiyun International Airport and Shenzhen International Airport, we have placed 50 14-inch digital TV screens on top of newspaper racks, which play advertising content repeatedly in 20-minute cycles.
Advertising Network
     Airports
     As of December 31, 2008, we had entered into 104 concession rights contracts to operate our digital frames, digital TV screens and other displays in 51 airports in China, covering substantially all of the major airports in China. Our air travel advertising network currently includes 41 airports in China, including the five largest airports in China, Beijing Capital International Airport, Guangzhou Baiyun International Airport, Shanghai Pudong International Airport, Shanghai Hongqiao International Airport and Shenzhen International Airport, where we have placed and operated an aggregate of 828 digital frames and 1,077 digital TV screens. We derived more than 55.8% of our total revenue in 2008 from these five airports and we believe advertising in other airports in our network will further drive the increase of our revenues.
     As of December 31, 2008, 57 out of these 104 concession rights contracts to operate in airports contained provisions granting us exclusive concession rights. The scope of the exclusivity, however, varies from contract to contract. Most of these exclusivity provisions limit the exclusivity to certain areas of an airport. For example, our contract with Guangzhou Baiyun International Airport granted us the exclusive right to operate all the closed-circuit displays located in the domestic and international arrival and departure areas.
     We also have concession rights contracts to place advertisements on gate bridges or operate other displays, such as billboards and light box displays. For example, we have concession rights to place advertisements on gate bridges located in 10 major airports in mainland China, including Beijing Capital International Airport and Guangzhou Baiyun International Airport.
     Most of the concession fees are fixed under the concession rights contracts with escalation, meaning fixed increases over each year of the agreement, and payments are usually due three or six months in advance. The concession fee that we pay for operation in each airport varies by its passenger volume and the city where the airport is located. As part of the value added service to our network airports, we provide up to 10% of the non-advertising content at the request of the network airports to provide displays of flight and airport information on our digital TV screens without charging the airports any fee. A majority of our concession rights contracts for our digital frames and digital TV screens in the airports have terms ranging from three to five years without any automatic renewal provisions. However, under some agreements we can opt to renew the agreements three or five months before the expiration of certain concession rights contracts, on the condition that we renew on similar commercial terms as those proposed by any third party. As of December 31, 2008, 43 out of 104 of our concession rights contracts to operate in airports would be subject to renewal by the end of 2010, including the concession rights contracts to operate in the four major airports in Beijing, Shanghai and Shenzhen. The number of displays and placement locations are explicitly specified in the majority of our concession rights contracts. As of December 31, 2008, five out of seven of our gate bridge concession rights contracts would be subject to renewal by the end of 2010.
     Airlines
     Our programs are currently placed on over 49,400 digital TV screens located on over 2,300 routes operated by the following 10 airlines:
•	China Southern Airlines

•	China Eastern Airlines

•	Air China

•	Shanghai Airlines

•	Shenzhen Airlines

•	Air Macau

•	Xiamen Airlines

•	United Eagle Airlines

•	East Star Airlines

•	China United Airlines
     Among the 13 concession rights contracts we had entered into to place our programs on these network airlines as of December 31, 2008, 11 concession rights contracts contained provisions granting us exclusive concession rights. The scope of the exclusivity, however, varies from contract to contract. Most of these exclusivity provisions limit the exclusivity to certain types of programs played on airplanes. For example, our concession rights contract for our programs on Air China granted us the exclusive right to operate the Air Panorama program, including both advertising and non-advertising content, that is played on all routes operated by Air China and we have the exclusive right to operate the Eastern Airlines Entertainment program under our concession rights contracts for our programs on China Eastern Airlines. Most of the concession fees are fixed under the concession rights contracts with an escalation clause, varying by the number of routes and airplanes, type of aircraft and the departure and destination cities. Some of the concession rights contracts set forth the number and model of airplanes on which our programs can be played. As of December 31, 2008, nine out of 13 of our concession rights contracts to operate on airlines would be subject to renewal by the end of 2010.
     In March 2008, we entered into an agreement with China Eastern Media Corporation, Ltd., a subsidiary of China Eastern Group and China Eastern Airlines Corporation Limited operating the media resources of China Eastern Group, to establish a joint venture, Beijing Eastern Media Corporation, Ltd., or BEMC. China Eastern Media Corporation holds 51% stake of BEMC and we hold the remaining 49% stake. BEMC obtained concession rights of certain media resources from its shareholders, including the digital TV screens on airplanes of China Eastern Airlines, and paid concession fees to its shareholders as consideration. The operation period of the joint venture is currently fixed at 50 years. Although we do not expect this joint venture to materially change our currently effective concession rights contracts with and our existing operations on China Eastern Airlines, we believe this innovative strategic partnership will further strengthen our relationship with China Eastern Group and help retain our contractual concession rights to operate our programs on China Eastern Airlines in the future. Going forward we intend to operate additional media resources other than digital TV screens that will be obtained by this joint venture, including other existing media resources of China Eastern Airlines and new media resources to be developed through cooperative efforts by China Eastern Airlines and us. BEMC did not generate any revenue from third parties in 2008.
     In August 2008, we entered into an exclusive agency agreement to be the sole sales agent in mainland China to sell advertisements on both international and domestic routes operated by Dragonair and Cathay Pacific Airways from August 2008 to December 31, 2010. According to the agreement, we would earn commissions by selling advertisements on routes operated by Dragonair and Cathay Pacific Airways to advertisers. There was no revenue contribution from this new agency commission model in 2008.
Advertising Clients, Sales and Marketing
     Our Advertising Clients
     Advertisers purchase advertising time slots on our advertising network either directly or through advertising agencies. Many advertisers negotiate the terms of the advertising purchase agreements directly with us. We rely on advertising agency clients for a significant portion of our sales. Our advertisers consist of international and domestic brands. From the commencement of our operations in August 2005 to December 31, 2008, a total of 439 advertisers have purchased advertising time slots on our network, 251 of which purchased advertisements on our network directly and 188 of which purchased advertisements through advertising agencies. Our top fifteen advertisers for 2008 in alphabetical order included China Mobile, China Unicom, Dragon Bay Villa, GE, Great Wall Wine, Haier, Hitachi, HSBC, Land Rover, Lexus, Mengniu Dairy, Nissan, Samsung, Toyota and Vodone.com., which collectively accounted for 43.9% of our revenues in 2008.

     We have a broad base of international and domestic advertisers in various industries. In 2008, the top three industries which advertise on our network were automobile, electric appliances and food, tobacco and wines, based on revenues derived from companies in these industries. Advertising for the automobile industry, the electric appliances industry and the food, tobacco and wines industry accounted for approximately 26.4%, 19.6% and 13.6% of our total revenues in 2008, respectively.
     We offer advertisers 12-second time slots of advertising on digital frames and five-, 15- or 30-second time slots of advertising on digital TV screens in our network. Our sales are made pursuant to written contracts with commitments ranging from one week to several months. The sales contracts typically fix the duration, time and frequency of advertisements. Payments under the certain sales contracts are subject to our clients’ receipt of monitoring reports which verify the proper display of the advertisements. We generally require our clients to submit advertising content at least seven days prior to the campaign start date. We also reserve the right to refuse to display advertisements that are not in compliance with content requirements under PRC laws and regulations.
     For the period from August 7, 2005, the date we commenced operations, to December 31, 2005, Shanghai Volkswagen and Mengniu Dairy accounted for 15.5% and 10.8% of our total revenues, respectively. No single advertising client accounted for more than 10% of our total revenues for 2006, 2007 and 2008.
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
     Our experienced advertising sales team is organized by region and city with presence in 21 cities. Our regional marketing managers have an average of seven years of experience in the advertising industry in China. The members of our current sales team have an average of four years of sales experience in the advertising industry. We provide in-house education and training to our sales force to ensure they provide our current and prospective clients with comprehensive information about our services, the advantages of using our air travel advertising network as a marketing channel, and relevant information regarding the advertising industry. Our performance-linked compensation structure and career-oriented training are key drivers that motivate our sales employees.
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
Pricing
     The listing prices of our advertising services vary by the size of the airport or airline in which the advertisement is placed, the demand of advertising services for each airport and airlines, as well as by the number of time slots purchased. Prices for advertisements on our network are fixed under our sales contracts with advertisers or advertising agency clients, typically at a discount to our listing prices. We increased our listing prices in April 2007, October 2007 and January 2008, and going forward we plan to review our listing prices periodically.
Programming
     Our digital frames in airports play advertising content repeatedly in ten-minute cycles throughout the day. We compile each cycle from advertisements of 12-seconds in length provided by advertisers to us. We generally update the contents displayed on our digital frames on a weekly basis.

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
     Substantially all of the advertising content on our network is provided by our advertising clients. All of the advertising content displayed on the portion of the network we operate directly is reviewed by qualified members of our staff to ensure compliance with PRC laws and regulations. See “—Regulation—Regulation of Advertising Services—Advertising Content.” We update advertising content for our programs played on the digital TV screens in our network airports and airplanes on a weekly and monthly basis, respectively. Substantially all of the non-advertising content played over our network is provided by third-party content providers such as China International TV Corporation and various local television stations and television production companies.
     In March 2008, we established a strategic partnership with Shanghai Media Group, or SMG, the second largest comprehensive media group in China, to provide TV programs to air travelers. According to the agreement with WingsMedia, a wholly-owned subsidiary of SMG, we obtained the exclusive right to show selected news, theme programs and documentary clips provided by SMG in airports and on airplanes of our network from March 2008 to February 2010. We have also entered into program purchase agreements with various television production companies to acquire the right to play certain of their programs on our network at fixed prices.
     Our programming team edits, compiles and records into digital format all of our network programs according to the programming list. Each programming list and pre-recorded program is carefully reviewed by the head of the execution team to ensure the accuracy of the order, duration and frequency as well as the appropriateness of the content.
     Airports
     For content displayed on digital frames in our network airports, our programming team edits the content received from the advertisers into JPG files or Adobe flash files and delivers them to the display control panel in each of our network airports through CDMA wireless network, which in turn transmits the contents to each digital frame through Wi-Fi Alliance local wireless network. For the programs played on our digital TV screens in our network airports, our programming team converts content to a MPEG file and delivers it to the local execution teams in our network airports nationwide. The local execution team uploads the MPEG file to the local servers in each network airport, which transmits the pre-recorded programs to each digital TV screen through the closed-circuit television system in the airport. In each airport, we either use the closed-circuit television systems provided by the airport or install our own systems. The more technically advanced systems used in eight airports, including Beijing, Shanghai, Guangzhou and Shenzhen, enable us to simultaneously monitor digital TV screens from our headquarters in Beijing.
     Airplanes
     Most of the network airplanes use video tape players to show video programs while others use DVD players or digital format data players. Our programming team converts the content from digital format to video tapes and mails a master video tape to each airline on a monthly or weekly basis. For airlines that display news programs, we transfer edited news and advertising contents in digital format to airlines on a daily basis through secured online services. Airlines generally review the pre-recorded programs that we provide before duplicating and distributing the video tapes to each airplane. Flight attendants on each airplane are responsible for the daily operation of our programs on the airplane digital TV screens.
Display Equipment Supplies and Maintenance
     The primary hardware required for the operation of our network are the digital frames and digital TV screens that we use in our media network. Our digital frames are flat-panel LCD displays. The majority of our digital TV screens consist of PDPs and LCDs. Maintaining a steady supply of our display equipment is important to our operations and the growth of our network. The top five suppliers of our digital frames were Samsung, Haier, HPC, Sharp and Hitachi as of December 31, 2008, which collectively provided 100% of our total digital frames. As of December 31, 2008 the top three suppliers of our digital TV screens were Hitachi, Haier and Konka, which collectively provided 99.9% of our total digital TV screens. Our digital frame suppliers typically provide us with one- to two-year warranties while our TV screen suppliers typically provide us with one-year warranties.
     Approximately 2.1% of our digital TV screen purchases in 2008 were made through barter transactions, which means we provided advertising time slots to the digital TV screen manufacturers in exchange for the digital TV screens. Such barter transactions are based on our determination of the fair value of the advertising time slots exchanged for digital TV screens.
     Our service team cleans, maintains and monitors digital frames, digital TV screens and other displays in our network airports on a daily basis. We have engaged two to four skilled maintenance staff for each network airport to make five scheduled inspections on our displays every day. They report any technical problems that they cannot solve on-site to our technicians in Beijing who strive to remotely analyze and fix problems within 12 hours.
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
Intellectual Property
     To protect our brand and other intellectual property, we rely on a combination of trademark and trade secret laws as well as confidentiality agreements with our employees, sales agents, contractors and others. We are in the process of registering three trademarks in China, including “,” “AirMedia” and our business logo. We have registered our domain name www.AirMedia.net.cn with the Internet Corporation for Assigned Names and Numbers. We do not hold any patents or copyrights and cannot be certain that our efforts to protect our intellectual property rights will be adequate or that third parties will not infringe or misappropriate these rights.
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
•	The Administrative Regulations on Foreign-invested Advertising Enterprises (as amended in 2008); and

•	Foreign Investment Industrial Guidance Catalogue (as amended in 2007).
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
     Since we have not been involved in advertising outside of China for the required number of years, our domestic PRC operating subsidiaries are currently ineligible to apply for the required advertising services licenses in China. Our advertising business is currently mainly provided through our contractual arrangements with our consolidated variable interest entities in China, including AM Advertising, Shengshi Lianhe, AirMedia UC and AM Yuehang. Our variable interest entities are the major companies through which we provide advertising services in China. Our subsidiary, AM Technology, has entered into a series of contractual arrangements with our PRC operating affiliates and their respective subsidiaries and shareholders under which:

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
     In the opinion of Commerce & Finance Law Offices, our PRC legal counsel:
•	the respective ownership structures of AM Technology and our consolidated variable interest entities are in compliance with existing PRC laws and regulations;

•	the contractual arrangements among AM Technology and our consolidated variable interest entities, in each case governed by PRC law, are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect; and

•	except for the SAIC outdoor advertising registrations and the SARFT approval for our non-advertising content, the PRC business operations of our variable interest entities as described in this annual report are in compliance with existing PRC laws and regulations in all material respects.
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
     These regulations stipulate that companies that engage in advertising activities must obtain from the SAIC or its local branches a business license which specifically includes within its scope the operation of an advertising business. Companies conducting advertising activities without such a license may be subject to penalties, including fines, confiscation of advertising income and orders to cease advertising operations. The business license of an advertising company is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of any relevant law or regulation. We do not expect to encounter any difficulties in maintaining our business licenses. Each of our variable interest entities has obtained such a business license from the local branches of the SAIC as required by existing PRC regulations.

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
     Under these regulations, wholly foreign-owned companies in the PRC may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards. The distribution of dividends by a wholly foreign-owned enterprise out of China is subject to examination by banks designated by the SAFE. In addition, based on PRC accounting standards, these wholly foreign-owned companies are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds. A company is required to set aside its profits to fund the reserve until its cumulative total reserve fund is equal to at least 50% of the company’s registered capital. At the discretion of these wholly foreign-owned companies, they may allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.
     In addition, under the new PRC enterprise income tax law, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign investors who are non-resident enterprises will be subject to a 10% withholding tax unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The British Virgin Islands, where our wholly owned subsidiary and the 100% shareholder of Shenzhen AM is incorporated, does not have such a tax treaty with China. Air Media (China) Limited, the 100% shareholder of AM Technology, is incorporated in Hong Kong. According to the Mainland and Hong Kong Special Administrative Region Arrangement on Avoiding Double Taxation or Evasion of Taxation on Income agreed between China and Hong Kong in August 2006, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise). The new PRC tax law provides, however, dividends distributed between qualified resident enterprises are exempted. According to the Implementation Regulations of the Enterprise Income Tax Law, the qualified dividend and profit distribution from equity investment between resident enterprises shall refer to investment income derived by a resident enterprise from the direct investment in other resident enterprises with exception to the investment income from circulating stocks issued publicly by resident enterprises and traded on stock exchanges where the holding period is less than 12 months. As the term “resident enterprises” needs further clarification and interpretation, we cannot assure you that the dividends distributed by Shenzhen AM, AM Technology and Xi’an AM to their direct shareholders would be regarded as dividends distributed between qualified resident enterprises, and be exempted from the EIT. See “Item 3. Key Information — D. Risk Factors —Risks Related to our Business—Dividends payable to us by our wholly-owned operating subsidiaries may be subject to PRC withholding taxes, or we may be subject to PRC taxation on our worldwide income and dividends distributed to our investors may be subject to PRC withholding taxes under the new PRC tax law.”
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
     Although many issues relating to the Stock Option Rule still require further interpretation, we and our PRC employees who have been granted stock options are subject to the Stock Option Rule. If we or our PRC employees fail to comply with the Stock Option Rule, we and/or our PRC employees may face sanctions imposed by foreign exchange authority or any other PRC government authorities.
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
C. Organizational Structure
     The following diagram illustrates our corporate structure as of March 1, 2009:

Notes: (1)	Shengshi Lianhe is 79.86% owned by Herman Man Guo, our founder, chairman, chief executive officer and an ultimate owner of our ordinary shares, 11.94% owned by Qing Xu, our director and an ultimate owner of our ordinary shares and 8.2% owned by Xiaoya Zhang, our president, director and an ultimate owner of our ordinary shares.

(2)	AM Advertising is 96.76% owned by Shengshi Lianhe, 2.833% owned by Herman Man Guo, our founder, chairman, chief executive officer and an ultimate owner of our ordinary shares, 0.241% owned by Qing Xu, our director and an ultimate owner of our ordinary shares and 0.166% owned by Xiaoya Zhang, our president, director and an ultimate owner of our ordinary shares.

(3)	AirMedia UC is 82.76% owned by Herman Man Guo, our founder, chairman, chief executive officer and an ultimate owner of our ordinary shares and 17.24% owned by Qing Xu, our director and an ultimate owner of our ordinary shares. AirMedia UC became a consolidated variable interest entity in 2007.

(4)	AM Yuehang is 80% owned by James Zhonghua Feng, our chief operating officer and 20% owned by Tao Hong. Yuehang became a consolidated variable interest entity in 2008.
D. Property, Plants and Equipment
     Our headquarters are located in Beijing, China, where we lease over 2,800 square meters of office space. Our branch offices lease approximately 3,997 square meters of office space in approximately 20 other locations.
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
     Our operating results are substantially affected by the following factors and trends.
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
     Service Offerings
     Currently, our air travel advertising network primarily consists of standard digital frames and digital TV screens. We intend to broaden our service offerings by adding new advertising media platforms to make our network more comprehensive and effective. In particular, we have recently expanded our air travel advertising network to cover the advertising business on gate bridges in airports and have diversified our media resources to include billboards and painted advertisements. We have also recently obtained the contractual concession rights to operate various traditional advertising formats in two major airports. We believe our broadened service offerings will provide our advertising clients with more choices in selecting and combining different air travel advertising platforms that best suit their advertising needs and preferences. It will also expand the consumer reach of the advertisements shown on our network and allow us to cross-sell different advertising services. Ultimately, we believe these efforts will increase and diversify the sources of revenue we can generate from our network of airports and airplanes.
     Number of Our Advertising Time Slots Available for Sale
     The number of time slots available for our digital frames and digital TV screens in airports during the period presented is calculated by multiplying the time slots per week per airport by the number of weeks during the period presented when we had operations in each airport and then calculating the sum of all the time slots available for each of our network airports. The number of time slots available for our digital TV screens on airplanes during the period presented is calculated by multiplying the time slots per airline per month by the number of months during the period presented when we had operations on each airline and then calculating the sum of all the time slots for each of our network airlines.
     By increasing the number of airports and airlines in our network, we can increase the number of advertising time slots that we have available to sell. In addition, the length of our advertising cycle can potentially be extended to longer durations depending on demand in each airport or airline. However, advertisers may be unwilling to accept placement of their advertisements on a longer time cycle which decreases the frequencies of their advertisements displayed each day. See “Item 3. Key Information — D. Risk Factors —Risks Related to our Business—When our current advertising network of digital frames and digital TV screens reaches saturation in the major airports and airlines where we operate, we may be unable to offer additional time slots to satisfy all of our advertisers’ needs, which could hamper our ability to generate higher levels of revenues and profitability over time.”
     Pricing
     The average selling price we charge for our advertising time slots is calculated by dividing our advertising revenue by the number of 12-second equivalent advertising time slots for digital frames in airports and 30-second equivalent advertising time slots for digital TV screens in airports and on airplanes sold during that period, after taking into account any discounts offered. The primary factors that affect the effective price we charge advertising clients for time slots on our network and our utilization rate include the attractiveness of our network to advertisers, which depends on the number of displays, the number and scale of airports and airplanes in our network, the level of demand for time slots, and the perceived effectiveness by advertisers of their advertising campaigns placed on our network. We may increase the average selling prices of our advertising time slots from time to time depending on the demand for our advertising time slots.
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
     Utilization Rate
     Our utilization rate is the total time slots sold as a percentage of total time slots available during the relevant period. In order to provide meaningful comparisons of our utilization rate, we normalize our time slots into 12-second units for digital frames in airports and 30-second units for digital TV screens in airports and on airplanes, which we can then compare across network airports, airlines and periods to chart the normalized utilization rate of our network by airports and airlines and over time. Our utilization rate is primarily affected by the demand for our advertising time slots and our ability to increase the sales of our advertising time slots, especially those advertising time slots on our network airports in second tier cities. We plan to strengthen our sales efforts in these cities by building local sales teams to increase our direct sales of advertising time slots in these cities and ultimately improve our utilization rate.
     Network Coverage and Concession Fees
     The demand for our advertising time slots and the effective price we charge advertising clients for time slots on our network depend on the attractiveness and effectiveness of our network to our advertising clients. This, in turn, is related to the breadth of our network coverage, including significant coverage in the major airports and airlines that advertisers wish to reach. As a result, it has been, and will continue to be, important for us to secure and retain concession rights contracts to operate our digital frames, digital TV screens and other displays in major airports and to place our programs on major airlines and to increase the number of displays which we operate in those airports and programs we place on those airlines.
     Concession fees constitute a significant portion of our cost of revenues. Airports and airlines tend to increase concession fees over time, and a significant increase in concession fees will increase our cost while our revenues may not increase proportionately, or at all. It will therefore be important to our results of operations that we secure and retain these concession rights contracts on commercially advantageous terms.
Revenues
     We generate revenues from the sale of advertising time slots on our air travel advertising network. The following table sets forth the revenues generated from each of our advertising categories, both in absolute amounts and as percentages of total revenues for the periods indicated.

	Year ended			Year ended			Year ended
	December 31, 2006			December 31, 2007			December 31, 2008
	(in thousands except percentages)
Revenues:

Digital frames	US$	—	—%	US$	1,263	2.9%	US$	45,011	35.9%
Digital TV screens in airports		10,502	55.6		26,921	61.7		47,591	37.9
Digital TV screens on airplanes		4,868	25.8		11,093	25.4		19,227	15.3

	Year ended			Year ended			Year ended
	December 31, 2006			December 31, 2007			December 31, 2008
	(in thousands except percentages)
Billboards on gate bridges in airports		—	—		—	—		6,051	4.8
Other displays		3,526	18.6		4,334	10.0		7,660	6.1

Total revenues		18,896	100.0		43,611	100.0		125,540	100.0
Business tax and other sales tax		(961)	(5.1)		(1,983)	(4.5)		(6,107)	(4.9)

Net revenues	US$	17,935	94.9%	US$	41,628	95.5%	US$	119,433	95.1%

     Revenues from our digital frames in airports accounted for 2.9% and 35.9% of our total revenues for the years ended 2007 and 2008, respectively. We started generating revenues from digital frames located in Beijing Capital International Airport in December 2007. In 2008, we have significantly expanded the number of digital frames in our network. As of December 31, 2008, we operated 2,156 digital frames in 22 airports. We plan to gradually roll out our operations in the additional four airports where we have contractual concession rights to operate digital frames.
     Revenues from our digital TV screens in airports accounted for 55.6%, 61.7% and 37.9% of our total revenues for the years ended December 31, 2006, 2007 and 2008, respectively. As of December 31, 2006, we operated 1,562 digital TV screens in 28 airports. As of December 31, 2007, we operated 2,041 digital TV screens in 39 airports. As of December 31, 2008, we operated 2,854 digital TV screens in 41 airports.
     Revenues from our digital TV screens on airplanes accounted for 25.8%, 25.4% and 15.3% of our total revenues for the years ended December 31, 2006, 2007 and 2008, respectively. Our network was located on nine, nine and nine airlines as of December 31, 2006, 2007 and 2008, respectively.
     Revenues from billboards on gate bridges in airports accounted for 4.8% of our total revenues for the year ended December 31, 2008. We started generating revenues from billboards on gate bridges in airports in the third quarter of 2008. As of December 31, 2008, we have concession rights to place advertisements on gate bridges located in 10 major airports in mainland China, including Terminals 1 and 2 of Beijing Capital International Airport and Guangzhou Baiyun International Airport.
     Revenues from our other displays accounted for 18.6%, 10.0% and 6.1% of our total revenues for the years ended December 31, 2006, 2007 and 2008, respectively. We have offered light box displays since the commencement of our operations. At the same time, we continue to diversify our display offerings and in March 2009, we entered into traditional advertising market by obtaining concession rights to operate traditional media formats such as billboards, light boxes and other formats in Beijing Capital International Airport and Shenzhen International Airport. We believe that our ability to broaden our service offerings and increase and diversify our revenue sources will be increasingly important in the future. With the recent addition of certain traditional advertising formats, we expect that revenues from our other displays will increase in 2009.
     We exchange advertising time slots with other businesses for assets or services, such as digital TV screens and office rental from time to time. We recognized US$0.8 million, US$0.4 million and US$1.1 million in revenues from the exchange of our advertising time slots for assets or services for the years ended December 31, 2006, 2007 and 2008, respectively. No costs were directly attributable to these revenues.
     Our PRC subsidiaries and consolidated variable interest entities are subject to PRC business tax and other sales related taxes at the rate of 8.5% on total revenues after deduction of certain costs of revenues permitted by the PRC tax laws. We deduct these business taxes and other sales taxes from revenues to arrive at net revenues.
Cost of Revenues
     Our cost of revenues consists primarily of concession fees, agency fees and other costs, including digital frames and digital TV screen depreciation costs, digital frames and digital TV screen maintenance costs and non-advertising content costs. The following table sets forth the major components of our cost of revenues, both in absolute amounts and as percentages of net revenues for the periods indicated.

	Year ended			Year ended			Year ended
	December 31, 2006			December 31, 2007			December 31, 2008
	(in thousands except percentages)
Net revenues	US$	17,935	100.0%	US$	41,628	100.0%	US$	119,433	100.0%

Cost of revenues
Concession fees		(6,758)	(37.7)		(11,992)	(28.8)		(45,704)	38.3%
Agency fees		(2,361)	(13.2)		(7,172)	(17.2)		(18,164)	15.2%
Others		(921)	(5.1)		(2,201)	(5.3)		(7,127)	6.0%

Total cost of revenues	US$	(10,040)	(56.0)%	US$	(21,365)	(51.3)%	US$	70,995	59.4%

     Concession Fees
     We incur concession fees to airports for placing and operating our digital frames, digital TV screens and other displays and to airlines for placing our programs on their digital TV screens. These fees constitute a significant portion of our cost of revenues and accounted for approximately 37.7%, 28.8% and 38.3% of our net revenues in years ended December 31, 2006, 2007 and 2008, respectively. Most of the concession fees are fixed under the concession rights contracts with an escalation clause, which requires fixed fee increases over each year of the agreement, and payments are usually due three or six months in advance. The concession fees that we incur under concession rights contracts for our digital frames and digital TV screen in airports vary by the airports’ passenger flow, the city where the airport is located and the profile of air passengers. The concession fees that we incur under concession rights contracts for our programs on airlines vary by the number of routes and airplanes, type of aircrafts and the departure and destination cities.
     Concession fees tend to increase over time as growth in passenger volume increases demand for air travel advertising among advertisers. Our concession fees have increased significantly due to the new concession rights contracts that we have entered into in 2007 and 2008. As some of our concession rights contracts are subject to renewal in the next several years, we may experience a significant increase in our concession fees in order to retain these concession contracts.
     Agency Fees
     We engage third-party agencies to help source advertising clients from time to time. These third-party agencies assist us in identifying and introducing advertisers to us. In return, we pay them fees if any of these advertisers generates advertising revenues for us. Fees that we pay to these third-party agencies are calculated based on a pre-set percentage of revenues generated from the clients introduced to us by the third-party agencies and are paid when payments are received from the clients. We record these agency fees as cost of revenues ratably over the period in which the related advertisements are displayed. Agency fees accounted for 13.2%, 17.2% and 15.2% of our net revenues for the years ended December 31, 2006, 2007 and 2008, respectively. We expect to continue using these third-party agencies in the near future.
     Others. Our other cost of revenues accounted for 5.1%, 5.3% and 6.0% of our net revenues for the years ended December 31, 2006, 2007 and 2008, respectively, and include the following:
     Display Equipment Depreciation. Generally, we capitalize the cost of our digital frames and digital TV screens and recognize depreciation costs on a straight-line basis over the term of their useful lives, which we estimate to be five years. The primary factors affecting our depreciation costs are the number of digital frames and digital TV screens in our network and the unit cost for those displays, as well as the remaining useful life of the displays.
     Display Equipment Maintenance Cost. Our display maintenance cost consists of salaries for our network maintenance staff, travel expenses in relation to on-site visits and monitoring and costs for materials and maintenance in connection with the upkeep of our advertising network. The primary factor affecting our display equipment maintenance cost is the size of our network maintenance staff. As we add new digital frames and digital TV screens and other media platforms, we expect that our network maintenance staff, and associated costs, will increase.
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

	Year ended			Year ended			Year ended
	December 31, 2006			December 31, 2007			December 31, 2008
	(in thousands except percentages)
Net revenues	US$	17,935	100.0%	US$	41,628	100.0%	US$	119,433	100.0%
Operating expenses
General and administrative expenses		(1,293)	(7.2)		(21,982)	(52.8)		(14,374)	(12.0)
Selling and marketing expenses		(2,751)	(15.3)		(4,813)	(11.6)		(10,171)	(8.5)

Total operating expenses	US$	(4,044)	(22.5)%	US$	(26,795)	(64.4)%	US$	(24,545)	(20.6)%

     We expect that our operating expenses will further increase in the future as we expand our network and operations and enhance our sales and marking activities.
     General and Administrative Expenses
     General and administrative expenses accounted for 7.2%, 52.8% and 12.0% of our net revenues for the years ended December 31, 2006, 2007 and 2008, respectively. Our general and administrative expenses included a one-time share-based compensation expense of US$17.5 million in 2007 and share-based compensation expenses of US$3.8 million in 2008. General and administrative expenses consist primarily of office and utility expenses, salaries and benefits for general management, finance and administrative personnel, depreciation of office equipment, public relations related expenses and other administration related expenses. Excluding the share-based compensation expenses in 2008, we expect that our general and administrative expenses will increase in the near term as we hire additional personnel and incur additional costs in connection with the expansion of our business.
     Selling and Marketing Expenses
     Selling and marketing expenses accounted for 15.3%, 11.6% and 8.5% of our net revenues for the years ended December 31, 2006, 2007 and 2008, respectively. Our selling and marketing expenses consist primarily of salaries and benefits for our sales and marketing personnel, office and utility expenses related to our selling and marketing activities, traveling expenses incurred by our sales personnel, expenses for the promotion, advertisement and sponsorship of media events, and other sales and marketing related expenses. We expect selling and marketing expenses to increase as we invest greater resources in sales and marketing of our air travel advertising network.
Minority Interest
     On October 10, 2006, through our consolidated variable interest entity, AM Advertising, we acquired 75% of the equity interest in AirTV United Media & Culture Co., Ltd., or AirTV United, which holds a license granted by the SARFT to produce and operate television programs in airports and on airplanes. AirTV United entered into business cooperation agreements with AM Advertising and Shengshi Lianhe respectively in June 2007 to provide program collecting, selecting, editing and compiling services to AM Advertising and Shengshi Lianhe. We recorded minority interest in 2006, 2007 and 2008 to account for the interests of 25% held by the other shareholder in AirTV United. In July 2008, we acquired 80% of the equity interest in Flying Dragon, the operator of advertisement network on gate bridges in airports in China. We recorded a minority interest in 2008 to account for the 20% interest held by the other shareholder in Flying Dragon.
Equity Method Investments
     In January 2007, through our consolidated variable interest entity, AM Advertising, we acquired a 51% equity interest in Beijing Aiyike Information Technology Ltd., or Beijing Aiyike. Because the minority equity owners of Beijing Aiyike had substantive participating rights in making major operating decisions for Beijing Aiyike, this acquisition was accounted for under the equity method of accounting. In November 2008, we sold our interest in Beijing Aiyike to a third party.
     In March 2008, we formed a joint venture, BEMC, with China Eastern Media Corporation, Ltd. China Eastern Media Corporation Ltd. holds 51% stake of BEMC and we hold the remaining 49% stake. This investment was accounted for under the equity method of accounting since we have the ability to exercise significant influence on the operation of BEMC.

Taxation
     Under the current laws of the Cayman Islands, we are not subject to tax on its income or capital gains. In addition, payments of dividends by us are not subject to withholding tax in the Cayman Islands.
     We did not record any Hong Kong profits tax for the years ended December 31, 2007 and 2008 on the basis that Royal Mart Limited and Glorious Star Investment Limited did not have any assessable profits arising in or derived from Hong Kong for 2007 and 2008.
     PRC Enterprise Income Tax
     On March 16, 2007, the PRC National People’s Congress passed the EIT Law, which imposes an uniform income tax rate of 25% on most domestic enterprises and foreign investment enterprises. The EIT Law became effective on January 1, 2008. Under the EIT Law, entities that qualify as “high and new technology enterprises strongly supported by the state” are entitled to the preferential income tax rate of 15%. A company’s status as a “high and new technology enterprises strongly supported by the state” is valid for three years, after which the company must re-apply for such qualification in order to continue to enjoy the preferential income tax rate. In addition, according to the Administrative Regulations on the Recognition of High and New Technology Enterprises, the Guidelines for Recognition of High and New Technology Enterprises and the Notice of Favorable Enterprise Income Tax Policies jointly issued by the PRC Ministry of Science and Technology, the PRC Ministry of Finance and the PRC State Administration of Taxation in April 2008, July 2008 and February 2008, respectively, “new software enterprises” can enjoy an income tax exemption for two years beginning with their first profitable year and a 50% tax reduction to a rate of 12.5% for the subsequent three years.
     On December 26, 2007, the PRC State Council issued Circular 39. Based on Circular 39, certain enterprises established before March 16, 2007 that were eligible for tax exemptions or reductions according to the then effective tax laws and regulations can continue to enjoy such exemption or reduction until it expires. Furthermore, according to Circular 39, enterprises that were eligible for the preferential tax rates according to the then effective tax laws and regulations may be eligible for a gradual rate increase to 25% over the 5-year period beginning from January 1, 2008. Specifically, the applicable rates under such an arrangement for such enterprises that enjoyed the 15% tax rate prior to the effectiveness of the new PRC tax law will be 18% in 2008, 20% in 2009, 22% in 2010, 24% in 2011 and 25% in 2012. However, according to the Notice on Prepayment of EIT issued by the State Administration of Taxation on January 30, 2008, the gradually increased EIT rate during the transition period is not applicable to entities that qualified for preferential rates as high and new technology enterprises alone and they would be subject to EIT at 25% from January 2008 if they cannot qualify as high and new technology enterprises under the EIT Law and regulations.
     AM Technology has qualified as a “high and new technology enterprise” and is registered and operates in the Beijing New Technology Industry Development Zone. As a result, it was entitled to a three-year exemption from EIT from 2006 to 2008, and will be entitled to a preferential EIT at the rate of 7.5% from 2009 to 2011 and a preferential EIT of 15% thereafter. Xi’an AM qualified as a “software enterprise” in August 2008 by the Technology Information Bureau of Shanxi Province and has received the written notice from Xi’an local tax bureau that it will be granted a two-year exemption from EIT commencing on its first profitable year and a 50% deduction of the 25% EIT rate for the succeeding three years. Shenzhen AM was subject to 15% preferential tax EIT rate as it is located in Shenzhen and is currently subject to EIT on the taxable income at the gradual rate pursuant to Circular 39. Shenzhen AM submitted its application to be qualified as a “high and new technology enterprise strongly supported by the State” under the new PRC tax law in March 2009 and if successful, will be eligible for a 15% EIT rate. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business— If one or more of our PRC subsidiaries fails to maintain or obtain qualifications to receive PRC preferential tax treatments, we will be required to pay more taxes, which may have a material adverse effect on our result of operations.” AM Advertising, Shengshi Lianhe, AirTV United, AM Film, AirMedia UC, AM Yuehang, Flying Dragon and AM Wenzhou were registered in the PRC, are all subject to 25% EIT on the taxable income in accordance with the EIT Law.
     Furthermore, under the new PRC tax law, a “resident enterprise,” which includes an enterprise established outside of China with management located in China, are subject to PRC income tax. If the PRC tax authorities subsequently determine that the Company and its subsidiaries established outside of

China should be deemed as a resident enterprise, the Company and its subsidiaries established outside of China will be subject to PRC income tax at a rate of 25%. In addition, under the new PRC enterprise income tax law, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign investors who are non-resident enterprises are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The British Virgin Islands, where our wholly owned subsidiary and the 100% shareholder of Shenzhen AM is incorporated, does not have such a tax treaty with China. Air Media (China) Limited, the 100% shareholder of AM Technology, is incorporated in Hong Kong. According to the Mainland and Hong Kong Special Administrative Region Arrangement on Avoiding Double Taxation or Evasion of Taxation on Income agreed between China and Hong Kong in August 2006, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise). The new PRC tax law provides, however, dividends distributed between qualified resident enterprises are exempted. Notwithstanding the foregoing provision, according to the Implementation Regulations of the Enterprise Income Tax Law, the qualified dividend and profit distribution from equity investment between resident enterprises shall refer to investment income derived by a resident enterprise from the direct investment in other resident enterprises with exception to the investment income from circulating stocks issued publicly by resident enterprises and traded on stock exchanges where the holding period is less than 12 months. We do not believe we and our subsidiaries located outside the PRC are PRC “resident enterprises.” However, as the term “resident enterprises” needs further clarification and interpretation, we cannot assure you that the dividends distributed by Shenzhen AM, AM Technology and Xi’an AM to their direct shareholders would be regarded as dividends distributed between qualified resident enterprises, and be exempted from the EIT. See “Item 3. Key Information — D. Risk Factors —Risks Related to our Business—Dividends payable to us by our wholly-owned operating subsidiaries may be subject to PRC withholding taxes, or we may be subject to PRC taxation on our worldwide income and dividends distributed to our investors may be subject to PRC withholding taxes under the new PRC tax law.”
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
     Revenue Recognition
     We derive revenues from selling advertising time slots on our air travel advertising network. For the year ended December 31, 2008, substantially most of the advertising revenues are generated from digital frames in airports and digital TV screens in airports and on airlines.
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
     Non-monetary Exchanges

     We periodically exchange advertising time slots with other entities for assets or services, such as digital TV screen network equipment and office rental. Consistent with the guidance in APB Opinion No. 29 Accounting for Nonmonetary Transactions, as amended by FASB Statement No. 153 Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, such transactions are accounted for as nonmonetary exchange, and based on guidance in EITF 99-17 Accounting for Advertising Barter Transactions, we recognize revenue and assets/expenses of the exchanges based on the fair value of the advertising provided, which can be determined based on our historical practice of receiving cash. For the years ended December 31, 2006, 2007 and 2008, the amounts of revenues recognized for nonmonetary transactions were US$0.8 million, US$0.4 million and US$1.0 million, respectively. No costs are directly attributable to these revenues.
     Concession Fees
     We entered into concession rights contracts with airports and airlines, under which we have the right to use the spaces or equipment of the airports and airlines to display advertisements. The concession rights contracts are treated as operating lease arrangements.
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
     Consolidation of Variable Interest Entity
     PRC laws and regulations currently limit foreign ownership of companies that provide advertising services, including out-of-home advertising services. In order to comply with these foreign ownership restrictions, we conduct substantially all of our activities through our variable interest entities Shengshi Lianhe, AM Advertising, AirMedia UC, AM Yuehang and their subsidiaries. We have entered into a series of contractual arrangements with Shengshi Lianhe, AM Advertising, AirMedia UC, AM Yuehang and their subsidiaries. Through these contractual arrangements, we have the ability to effectively control Shengshi Lianhe, AM Advertising, AirMedia UC, AM Yuehang and their subsidiaries and are considered the primary beneficiary of Shengshi Lianhe, AM Advertising, AirMedia UC, AM Yuehang and their subsidiaries. Accordingly, Shengshi Lianhe, AM Advertising, AirMedia UC, AM Yuehang and their subsidiaries are variable interest entities of our company under U.S. GAAP and we consolidate their results in our consolidated financial statements.
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
     We adopted Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 for the years ended December 31, 2006, 2007 and 2008. Under FIN

48, the impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, FIN 48 provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.
     Share-based Compensation
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
     The fair value of the option award was estimated on the date of grant or the date of modification using the Black-Scholes option pricing model that uses the assumptions including fair value of the ordinary shares underlying to the options, risk free interest rate, expected life, expected dividend yield and expected volatility. The Black-Scholes model is one of the most commonly used models that meet the criteria required by SFAS No.123(R) in estimating fair value of employee share options.
     The risk-free rate for periods within the expected life of the option was based on the implied yield rates of China International Bond denominated in US dollars as of the grant date. The expected life of options represented the period of time the granted options were expected to be outstanding. As we did not have sufficient historical exercising pattern to be followed in estimating the expected life, the expected life was estimated as the average of the contractual term and the vesting period. The employees that were granted the share options were expected to exhibit similar behavior. As we expected to grow the business with internally generated cash, we did not expect to pay dividend in the foreseeable future. The expected volatility was based on the historical volatilities of comparable publicly traded companies engaged in similar business because we did not have sufficient historic volatility data of our own ordinary shares, which commenced being publicly traded after our initial public offering in November 2007.
Our Results of Operations
     The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements, including the related notes, that appear elsewhere in this annual report. Our limited operating history makes it difficult to predict our future operating results. Therefore, our historical consolidated results of operations are not necessarily indicative of our results of operations you may expect for any future period.

	Year ended		Year ended		Year ended
	December 31,		December 31,		December 31,
	2006		2007		2008
	(in thousands, except share, per share and per ADS data)
Consolidated Statements of Operations Data:
Revenues:
Digital frames	US$	—	US$	1,263	US$	45,011
Digital TV screens in airports		10,502		26,921		47,591
Digital TV screens on airplanes		4,868		11,093		19,227
Billboards on gate bridges in airports		—		—		6,051
Other displays		3,526		4,334		7,660

Total revenues		18,896		43,611		125,540
Business tax and other sales tax		(961)		(1,983)		(6,107)

Net revenues		17,935		41,628		119,433

Cost of revenues		(10,040)		(21,365)		(70,995)

Gross profit		7,895		20,263		48,438

Operating expenses:
Selling and marketing		(2,751)		(4,813)		(10,171)
General and administrative		(1,293)		(21,982)		(14,374)

	Year ended			Year ended	Year ended
	December 31,			December 31,	December 31,
	2006			2007	2008
	(in thousands, except share, per share and per ADS data)
Total operating expenses		(4,044)		(26,795)		(24,545)

Income (loss) from operations		3,851		(6,532)		23,893
Interest income		17		1,745		5,379
Other income		—		—		1,135
Income tax benefits		197		195		498
Minority interest		1		2		(382)
Share of loss on equity method investments		—		(520)		(325)

Net income (loss)	US$	4,066	US$	(5,110)	US$	30,198

     The following table presents selected operating data for the years ended December 31, 2006, 2007 and 2008, respectively.

	Year ended		Year ended		Year ended
	December 31, 2006		December 31, 2007		December 31, 2008
			(in thousands)
Selected Operating Data:
Digital frames in airports
Number of airports in operation		—		1		22
Number of time slots available for sale(1)		—		354		48,570
Number of time slots sold(2)		—		128		9,559
Utilization rate(3)		—		36.2%		19.7%
Average advertising revenue per time slot sold(4)		—	US$	9,841	US$	4,709
Digital TV screens in airports
Number of airports in operation		28		39		41
Number of screens in our network airports		1,562		2,041		2,854
Number of time slots available for sale(5)		42,800		77,574		100,624
Number of time slots sold(2)		14,409		28,359		27,223
Utilization rate(3)		33.7%		36.6%		27.1%
Average advertising revenue per time slot sold(4)	US$	729	US$	949	US$	1,748
Digital TV screens on airplanes
Number of airlines in operation		9		9		9
Number of screens on our network airplanes		16,015		17,417		49,482
Number of time slots available for sale(5)		1,356		1,752		1,878
Number of time slots sold(2)		568		845		962
Utilization rate(3)		41.9%		48.2%		51.2%
Average advertising revenue per time slot sold(4)	US$	8,572	US$	13,132	US$	19,992

Notes: (1)	After our adjustment of time-slot length in mid May, we define a time slot as a 12-second equivalent advertising time unit for digital frames in airports, which is shown during each advertising cycle on a weekly basis in a given airport. Our airport advertising programs are shown repeatedly on a daily basis during a given week in 10-minute cycles, which allows us to sell a maximum of 50 time slots per week. The number of time slots available for our digital frames in airports during the period presented is calculated by multiplying the time slots per week per airport by the number of weeks during the period presented when we had operations in each airport and then calculating the sum of all the time slots available for each of our network airports.

(2)	Number of time slots sold refers to the number of 30-second equivalent advertising time units for digital TV screens in airports and digital TV screens on airplanes or 12-second equivalent advertising time units for digital frames in airports sold during the period presented.

(3)	Utilization rate refers to total time slots sold as a percentage of total time slots available for sale during the relevant period.

(4)	Average advertising revenue per time slot sold for digital TV screens in airports, digital TV screens on airplanes and digital frames in airports is calculated by dividing our revenues derived from digital TV screens in airports, digital TV screens on airplanes and digital frames in airports by their respective number of time slots sold, respectively.

(5)	We define a time slot as a 30-second equivalent advertising time unit for digital TV screens in airports and digital TV screens on airplanes, which is shown during each advertising cycle on a weekly basis in a given airport or on a monthly basis on the routes of a given airline, respectively. Our airport advertising programs are shown repeatedly on a daily basis during a given week in one-hour cycles and each hour of programming includes 25 minutes of advertising content, which allows us to sell a maximum of 50 time slots per week. The number of time slots available for our digital TV screens in airports during the period presented is calculated by multiplying the time slots per week per airport by the number of weeks during the period presented when we had operations in each airport and then calculating the sum of all the time slots available for each of our network airports. The length of our in-flight programs typically ranges from approximately 45 minutes to an hour per flight, approximately five to 13 minutes of which consist of advertising content. The number of time slots available for our digital TV screens on airplanes during the period presented is calculated by multiplying the time slots per airline per month by the number of months during the period presented when we had operations on each airline and then calculating the sum of all the time slots for each of our network airlines.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007
     Net Revenues. Our net revenues increased by 186.9% from US$41.6 million in 2007 to US$119.4 million in 2008. The increase was primarily due to (1) a significant increase in revenues generated from the sale of advertising time slots of our digital frames in airports from US$1.3 million in 2007 to US$45.0 in 2008, (2) an increase in revenues generated from the sale of advertising time slots of our digital TV screens in airports from US$26.9 million in 2007 to US$47.6 million in 2008, (3) an increase in revenues generated from the sale of advertising time slots of the digital TV screens on airplanes from US$11.1 million in 2007 to US$19.2 million in 2008, and (4) revenues of US$6.1 million generated from the sale of billboard advertising on gate bridges in airports in the second half of 2008.
     The increases were due in large part to the expansion of our network, the increase in average selling prices per time slot sold and the increase in time slots sold for digital frames in airports and digital TV screens on airplanes. We expanded our digital frame network coverage from the one-month operation in Beijing Capital International Airport in 2007 to 22 airports as of December 31, 2008 and the expansion of our digital TV screen advertising network coverage from 39 airports as of December 31, 2007 to 41 airports as of December 31, 2008. As a result, the number of advertising time slots available for sale in airports increased from 354 in 2007 to 48,570 in 2008 for digital frames and from 77,574 in 2007 to 100,624 in 2008 for digital TV screens. The number of advertising time slots available for sale on airlines increased from 1,752 in 2007 to 1,878 in 2008.
     The number of time slots sold for digital frames in airports increased from 128 in 2007 to 9,559 in 2008. The number of time slots sold for digital TV screens in airports decreased from 28,539 in 2007 to 27,223 in 2008. For airlines, the number of time slots sold increased from 845 in 2007 to 962 in 2008. The increases were due to (1) our continued sales efforts (2) the growing acceptance of the emerging air travel digital advertising, (3) our rapid build-up of our brand and reputation among advertising clients, and (4) the increase in the number of network airports and airlines in which we operated. Primarily due to the increases in time slots available for sale, our utilization rates decreased from 36.2% to 19.7% for digital frames in airports, and from 36.6% to 27.1% for digital TV screens in airports from 2007 to 2008. Our utilization rate increased from 48.2% to 51.2% for airlines from 2007 to 2008.
     In addition, average selling prices per time slot sold increased for digital TV screens in airports and on airlines as we increased the listing prices for our advertising time slots of the digital TV screens in select airports and fewer discounts off the listing price were offered to our customers in 2008. The average selling price per time slot sold for digital TV screens in our network airports increased from US$949 in 2007 to US$1,748 in 2008. For network airlines, the average selling price per time slot sold increased from US$13,132 to US$19,992 for those periods. The average selling prices per time slot sold decreased for digital frames in airports from US$9,841 in 2007 to US$4,709 in 2008, as the listing prices of digital frames in the newly operated airports in 2008 were significantly lower than the listing price of digital frames in Beijing Capital International Airport, which was the only airport where we had operation of digital frames in the fourth quarter of 2007.
     Cost of Revenues. Our cost of revenues increased by 232.3% from US$21.4 million in 2007 to US$71.0 million in 2008. The increase was primarily due to the increases in concession fees and other components of cost of revenues. Our cost of revenues as a percentage of our total net revenues increased from 51.3% in 2007 to 59.4% in 2008.
     Concession fees for 2008 were US$45.7 million, representing an increase of 281.1% from US$12.0 million in 2007 due to additional new concession contracts. Concession fees as a percentage of net revenues in 2008 increased to 38.3% from 28.8% in 2007 because concession fees were fixed once concession rights contracts were entered into while revenues generated from newly signed concession rights contracts need time to ramp up.

     Operating Expenses. Our operating expenses decreased by 8.4% from US$26.8 million in 2007 to US$24.5 million in 2008. Operating expenses as a percentage of our total net revenues decreased from 64.4% in 2007 to 20.6% in 2008. Our total operating expenses in 2008 included share-based compensation expenses of US$5.0 million while our total operating expenses in 2007 included one-time share-based compensation expenses of US$17.5 million. Our operating expenses excluding share-based compensation expenses and amortization of acquired intangible assets were US$18.4 million in 2008, increased by 147.6% from US$7.4 million in 2007. Total operating expenses excluding share-based compensation expenses and amortization of acquired intangible assets as a percentage of net revenues in fiscal year 2008 decreased to 15.4% in 2008 from 17.9% in 2007.
•	Selling and Marketing Expenses. Our selling and marketing expenses increased from US$4.8 million in 2007 to US$10.2 million in 2008. This increase was primarily due to the expansion of the direct sales force and higher marketing expenses.

•	General and Administrative Expenses. Our general and administrative expenses decreased from US$22.0 million in 2007 to US$14.4 million in 2008. Our general and administrative expenses excluding share-based compensation expense increased from US$3.2 million in 2007 to US$10.5 million in 2008, primarily due to the increase in the number of our administrative staff in support of our growing operations and our compliance with Section 404 of the Sarbanes-Oxley Act.
     Income(loss) from Operations. We recorded US$23.9 million of income from operations in 2008, as compared to our loss from operations of US$6.5 million in 2007 as a cumulative result of the above factors.
     Income Taxes. We recorded US$498,000 income tax benefits in 2008 with an effective tax rate of negative 1.6% and we recorded US$195,000 income tax benefits in 2007 with an effective tax rate of negative 4.1%, due to the preferential PRC enterprise income tax treatments enjoyed by our PRC subsidiaries.
     Net Income. As a result of the foregoing, we had net income of US$30.2 million in 2008, as compared to our net loss of US$5.1 million in 2007.
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
     In addition, average selling prices per time slot sold increased for both airports and airlines as we increased the listing prices for our advertising time slots of the digital TV screens in airports and on airplanes twice by over 30% each time in April 2007 and October 2007. The average selling price per time slot sold for our network airports increased from US$729 to US$949 in 2006 and 2007, respectively. For network airlines, the average selling price per time slot sold increased from US$8,572 to US$13,132 for those periods.
     We started generating revenues from digital frames located in Beijing Capital International Airport in the fourth quarter of 2007. We upgraded 90 light box displays to 46-inch digital frames at Terminal 2 of Beijing Capital International Airport and have begun placing clients’ advertisements on these frames in the beginning of December 2007. As of December 31, 2007, we had installed 328 46-inch digital frames at Terminal 3 of Beijing Capital International Airport. The new digital frames at Terminal 3 have begun displaying paid advertisements when Terminal 3 was open for testing at the end of February 2008. We intend to significantly increase the number of our digital frames in the near future.
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
     Operating Expenses. Our operating expenses increased by 562.6% from US$4.0 million in 2006 to US$26.8 million in 2007. Operating expenses as a percentage of our total net revenues increased from 22.5% in 2006 to 64.4% in 2007. Our total operating expenses in 2007 included a one-time share-based compensation expenses of US$17.5 million. Our operating expenses excluding share-based compensation expenses and amortization of acquired intangible assets were US$7.4 million in 2007, increased by 86.4% from US$4.0 million in 2006. Total operating expenses excluding share-based compensation expenses and amortization of acquired intangible assets as a percentage of net revenues in fiscal year 2007 decreased to 17.9% in 2007 from 22.2% in 2006.
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
     Income(loss) from Operations. We recorded US$6.5 million loss from operations in 2007, as compared to our income from operations of US$3.9 million in 2006 as a cumulative result of the above factors.
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
Inflation
     In recent years, China has not experienced significant inflation, and thus historically inflation has not had a significant effect on our business. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in China was 1.8%, 1.5%, 4.8% and 5.9% in 2005, 2006, 2007 and 2008,

respectively.
B. Liquidity and Capital Resources
     To date, we have financed our operations primarily through internally generated cash, the sale of preferred shares in private placements and the proceeds we received from our public offering. As of December 31, 2008, we had approximately US$161.5 million in cash. We generally deposit our excess cash in interest bearing bank accounts. Although we consolidate the results of our variable interest entities in our consolidated financial statements, we can only receive cash payments from them pursuant to our contractual arrangements with them and their shareholders. See “Item 4. Information on the Company — C. Organizational Structure.” Our accounts receivable as of December 31, 2008 included US$10.4 million billed receivable and US$28.0 million unbilled receivable. Unbilled receivable represents amounts earned under advertising contracts in progress but not billable as of December 31, 2008. We intend to maintain our current policies for collections of accounts receivable, which typically provide a credit period no longer than 120 days following the advertisement is displayed, and expect our accounts receivable to increase as a result of the increase in our advertising service revenues.
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
     The following table shows our cash flows with respect to operating activities, investing activities and financing activities for the years ended December 31, 2006, 2007 and 2008:

	(in thousands)
	Year ended		Year ended		Year ended
	December 31, 2006		December 31, 2007		December 31, 2008
	(in thousands)
Net cash provided by (used in) operating activities	US$	2,020	US$	(6,510)	US$	3,586
Net cash used in investing activities		(5,346)		(15,673)		(56,692)
Net cash provided by financing activities		2,285		229,989		789
Net increase (decrease) in cash		(866)		208,829		(49,381)
Effect of exchange rate changes on cash		175		1,023		2,936
Cash at the beginning of the period		2,952		2,086		210,915
Cash at the end of the period		2,086		210,915		161,534
     Operating Activities
     Net cash provided by operating activities was US$3.6 million for the year ended December 31, 2008. This was primarily attributable to (1) our net income of US$30.2 million from the operation of our advertising networks and (2) an increase of US$10.6 million in accounts payable primarily consisting of the concession fees payable under our concession rights contracts for our digital frames, digital TV screens or programs due to the expansion of our network coverage and increased number of concession rights contracts. The foregoing was partly offset by (1) an increase of US$24.4 million in accounts receivable from our customers due to our increased sales, (2) an increase of US$15.9 million in prepaid concession fees under our concession rights contracts with the airports and airlines, and (3) an increase of US$8.9 million in long-term deposits primarily as security for office rental deposits.
     Net cash used in operating activities was US$6.5 million for the year ended December 31, 2007. This was primarily attributable to (1) an increase of US$11.7 million in prepaid concession fees under our concession rights contracts with the airports and airlines, (2) an increase of US$7.8 million in accounts receivable from our customers due to our increased sales, and (3) an increase of US3.8 million in long term-deposits primarily as security for office rental deposits. The foregoing was partly offset by (1) our net profit of US$16.2 million from the operation of our advertising networks, and (2) an increase of US$1.6 million in accounts payable primarily consisting of the concession fees payable under our concession rights contracts for our digital TV screens or programs due to the expansion of our network coverage and increased number of concession rights contracts.
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
     Investing Activities
     Net cash used in investing activities for the year ended December 31, 2008 amounted to US$56.7 million, mainly as a result of (1) our purchases of equipment, primarily digital frames and digital TV screens for US$50.4 million, and (2) US$6.3 million for the advance payment of contingent considerations in connection with our acquisition of the airport gate bridge advertising business.
     Net cash used in investing activities amounted to US$15.7 million for the year ended December 31, 2007, mainly as a result of (1) our purchases of equipment, primarily digital TV screens, for US$13.0 million, and (2) the final US$1.3 million payment to acquire a 75% equity interest in AirTV United. The initial US$2.0 million payment of the total consideration of US$3.3 million for the 75% equity interest was paid in 2006. We also used US$1.3 million for a long-term investment in connection with our acquisition of a 51% equity interest in Beijing Aiyike.
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
     Financing Activities
     Net cash provided by financing activities amounted to US$0.8 million for the year ended December 31, 2008, as a result of the proceeds from stock option exercises.
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
Capital Expenditures
     We incurred capital expenditures of US$7.4 million, US$13.0 million and US$50.4 million for the years ended December 31, 2006, 2007 and 2008, respectively. Our capital expenditures were made primarily to purchase digital TV screens, digital frames and associated equipment for our network. We also periodically exchange advertising time slots with other entities for digital TV screens, other equipment and office rental through barter transactions.
     We expect to incur capital expenditures of approximately US$32.2 million in 2009 primarily to purchase additional digital frames, upgrade our light box displays to digital frames and install mega LED screens.
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
Recently Issued Accounting Standards
     In September 2006, FASB issued SFAS 157. Effective January 1, 2008, we adopted the measurement and disclosure other than those requirements related to nonfinancial assets and liabilities in accordance with guidance from FASB Staff Position 157-2, “Effective Date of FASB Statement No. 157,” which delayed the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until the beginning of fiscal year 2009. We do not expect the adoption of SFAS 157 for nonfinancial assets and liabilities will have a significant effect on our consolidated financial statements.
     In December 2007, the FASB issued SFAS No. 141, Business Combinations: (Revised 2007) (“SFAS 141R”). SFAS 141R is relevant to all transactions or events in which one entity obtains control over one or more other businesses. SFAS 141R requires an acquirer to recognize any assets and noncontrolling interest acquired and liabilities assumed to be measured at fair value as of the acquisition date. Liabilities related to contingent consideration are recognized and measured at fair value on the date of acquisition rather than at a later date when the amount of the consideration may be resolved beyond a reasonable doubt. This revised approach replaces SFAS 141’s cost allocation process in which the cost of an acquisition was allocated to the individual assets acquired and liabilities assumed based on their respective fair value. SFAS 141R requires any acquisition-related costs and restructuring costs to be expensed as incurred as opposed to allocating such costs to the assets acquired and liabilities assumed as previously required by SFAS 141. Under SFAS 141R, an acquirer recognizes liabilities for a restructuring plan in purchase accounting only if the requirements of SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities, are met. SFAS 141R allows for the recognition of pre-acquisition contingencies at fair value only if these contingencies are likely to materialize. If this criterion is not met at the acquisition date, then the acquirer accounts for the non-contractual contingency in accordance with recognition criteria set forth under SFAS 5, Accounting for Contingencies, in which case no amount should be recognized in purchase accounting. SFAS 141R is effective as of the beginning of an entity’s first fiscal year that begins after December 15, 2008. We do not expect the adoption of SFAS 141R will have a significant impact on our consolidated financial statements.
     In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements-An Amendment of ARB No. 51, or SFAS 160. This Statement amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity and should be reported as equity on the financial statements. SFAS 160 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. Furthermore, disclosure of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest is required on the face of the financial statements. SFAS 160 is effective as of the beginning of an entity’s first fiscal year that begins after December 15, 2008. We do not expect the adoption of SFAS 160 will have significant impact on our consolidated financial position or results of operations, other than certain changes to the presentation of the financial statements.
     In April 2008, the FASB issued FASB Staff Position FAS142-3: Determination of the Useful Life of Intangible Assets. This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, Goodwill and Other Intangible Assets. This FSP is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The guidance for determining the useful life of a recognized intangible asset in this FSP shall be applied prospectively to intangible assets acquired after the effective date. We are in the process of assessing the potential impact the adoption of FSP 142-3 may have on our consolidated financial position or results of operations.

     At a November 24, 2008 meeting, the FASB ratified the consensus reached by the Task Force in Issue No. 08-6: Equity Method Investment Accounting Considerations, or EITF 08-6. Because of the significant changes to the guidance on subsidiary acquisitions and subsidiary equity transactions and the increased use of fair value measurements as a result of Statements 141(R) and 160, questions have arisen regarding the application of that accounting guidance to equity method investments. EITF 08-6 provides guidance for entities that acquire or hold investments accounted for under the equity method. This issue is effective for transactions occurring in fiscal years and interim periods beginning on or after December 15, 2008. Early adoption is not permitted. We do not expect the adoption of EITF 08-6 will have significant impact on our consolidated financial position or results of operations.
C. Research and Development, Patents and Licenses, Etc.
Intellectual Property
     To protect our brand and other intellectual property, we rely on a combination of trademark and trade secret laws as well as confidentiality agreements with our employees, sales agents, contractors and others. We are in the process of registering three trademarks in China, including “,” “AirMedia” and our business logo. We have registered our domain name www.AirMedia.net.cn with the Internet Corporation for Assigned Names and Numbers. We do not hold any patents or copyrights and cannot be certain that our efforts to protect our intellectual property rights will be adequate or that third parties will not infringe or misappropriate these rights.
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
D. Trend Information
     Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2008 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
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
F. Tabular Disclosure of Contractual Obligations
     We have entered into operating lease agreements primarily for our office spaces in China. These leases expire through 2010 and are renewable upon negotiation. In addition, the contract terms of our concession rights contracts are usually three to five years. Most of these concession rights expire through 2015 and are renewable upon negotiation. The following table sets forth our contractual obligations and commercial commitments as of December 31, 2008:

	Payment Due by Period
			Less than 1						more than 5
	Total		year		1-3 years		3-5 years		years
	(in thousands)
Operating lease agreements	US$	2,053	US$	1,435	US$	618	US$	—	US$	—
Concession rights contracts		160,024		66,142		71,534		16,237		6,111

Total	US$	162,076	US$	67,577	US$	72,152	US$	16,237	US$	6,111

     Other long-term liabilities, such as non-current deferred tax liabilities, have been excluded from the above table due to the uncertainty of the timing of payments. The above table also excludes the contingent consideration to be paid in connection with our acquisition of the gate bridge advertising business in 2008, which would amount to a total of up to US$27.3 million in cash and 1,530,950 of our ordinary shares, or up to US$40.3 million in cash only, at the sole discretion of the sellers of Excel Lead, over the next two years, depending on the after-tax net profit performance of Excel Lead in the second half of 2008, the full year of 2009 and 2010, respectively.
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
     We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include:
•	our anticipated growth strategies;

•	our future business development, results of operations and financial condition;

•	our plans to expand our air travel advertising network into additional locations, airports and airlines;

•	competition in the advertising industry and the air travel advertising industry in China;

•	the expected growth in consumer spending, average income levels and advertising spending levels;

•	the growth of the air travel sector in China; and

•	PRC governmental policies relating to the advertising industry.
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
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
     The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Herman Man Guo	45	Chairman and Chief Executive Officer
Xiaoya Zhang	46	Director and President
Qing Xu	48	Director
Shichong Shan	78	Independent Director
Donglin Xia	48	Independent Director
Junjie Ding	45	Independent Director
Songzuo Xiang	44	Independent Director
James Zhonghua Feng	38	Chief Operating Officer
Conor Chiahung Yang	46	Chief Financial Officer
Wei He	34	Chief Public Relations Officer
Ken Zijian Zeng	47	Executive President
Jacky Jian Li	52	Vice President of Operations
Aaron Ting Pan Tsoi	37	Vice President of Sales
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
     Mr. Donglin Xia has served as our independent director since October 2007. Mr. Xia is an accounting professor of the School of Economics and Management, Tsinghua University. He is also an advisor to the Accounting Standard Committee of the Ministry of Finance in China and the deputy chairman of the Section of Basic Accounting Theory of the Accounting Society of China. He served as the head of the accounting department at the School of Economics and Management, Tsinghua University from 1998 to 2000. Mr. Xia currently serves on the board of Huaneng Power International, a power generation company in China that is listed on the New York Stock Exchange, Shanghai Stock Exchange and Hong Kong Stock Exchange, Shantui Construction Machinery Co., Ltd., a soil-moving equipment company listed on the Shenzhen Stock Exchange in China, and Xinxing Pipes Group, a company manufacturing ductile iron pipes and steel listed on the Shenzhen Stock Exchange in China. Mr. Xia received his Ph.D. degree in economics from the Research Institute of Fiscal Science of the Ministry of Finance in China in 1994.
     Mr. Junjie Ding has served as our independent director since November 2008. Mr. Ding is also an independent director of SinoMedia Holding Limited, a media advertising operator in China that is listed on the Hong Kong Stock Exchange. Mr. Ding is a vice president of the Communication University of China and the deputy officer of the China Advertising Association of Commerce. With nearly 20 years of experience in the media and advertisement industry, Mr. Ding is the editor of various periodicals, such as International Advertising and the Annual Book of Chinese Advertising Works. He received his Ph.D. degree in communications in 2003 from the Communication University of China.
     Dr. Songzuo Xiang has served as our independent director since November 2008. He currently serves on the board of Hurray Holding Co., Ltd., a Nasdaq-listed company providing music and music-related products to mobile users in China, and China Digital TV Co. Ltd., a NYSE-listed company providing conditional access systems to China’s digital television market. Dr. Songzuo Xiang previously served as the Deputy Director of the Fund Planning Department at the People’s Bank of China Shenzhen Branch and was an investment manager at Shenzhen Resources & Property Development Group. He was a visiting scholar at Columbia University from May 1999 to July 2000 and at Cambridge University from October 1998 to May 1999. Dr. Xiang received his bachelor’s degree in engineering in Huazhong University of Science and Technology in 1986, his master’s degree in international affairs from Columbia University in 1999, his master’s degree in management science in 1993 and his Ph.D. degree in economics in 1993 from Renmin University in China.
     Mr. James Zhonghua Feng has served as our chief operating officer since October 2005. Before joining us in 2005, he served as the general manager of New Chang’an Media Advertising Company from 2004 to 2005. From 2002 to 2004, Mr. Feng served as the deputy general manager of Beijing Tianzhi Creative Advertising Company. Prior to that, he was the general manager of the Beijing and Shanghai branches of Shenzhen Nantong Umbrella Industry Group Co., Ltd. Mr. Feng received his bachelor’s degree in Chinese literature from Sichuan Normal University in China in 1993 and currently attends the Executive MBA program at Peking University in China.
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
     Ms. Wei He has served as our chief public relations officer since May 2006. Prior to joining our company, she worked as the deputy general manager of Taixiang Investment Consulting Co. Ltd. from 2003 to 2006. Prior to this, she served as the director of the liaison department of Kelon Electrical Holdings Company Ltd. from 2000 to 2002. She served as the account manager of Hongkong Pengli Group from 1999 to 2000. She received her bachelor’s degree from Qufu Normal University in China in 1998 and her MBA degree from the City University of Washington in 2006.
     Mr. Ken Zijian Zeng has served as our executive president since January 2008. Prior to joining our company, he served as the general manager of Asiaray Media Group, an out-of-home advertising company with operation in approximately 30 airports in China, where he oversaw its overall operation and management from 1999 to 2007 and expanded its business from approximately 6 airports to 30 airports. From 2002 to 2005, Mr. Zeng served as the general manager of Posterscope China, an outdoor advertising company. From 1994 to 1998, Mr. Zeng ran his own business of international trade between Australia and China. Prior to that, Mr. Zeng worked as a programmer at Industrial and Commercial Bank of China from 1990 to 1997. Mr. Zeng received his bachelor’s degree in computer science from University of Technology Sydney in Australia in 1991 and another bachelor’s degree in automatic control from Sun Yat-sen University in China in 1983.
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
     Mr. Aaron Ting Pan Tsoi has served as our vice president of sales since June 2008. Prior to joining our company, Mr. Tsoi served as a regional managing partner of North Asia at MindShare Beijing, a leading global media network of the WPP Group, where he oversaw the accounts for the North Asia markets, People’s

Republic of China, Hong Kong, Taiwan and Japan since 2006. From March 2001 to May 2006, Mr. Tsoi served as the general manager of MediaCom China, a Grey Group company, where he was in charge of the overall operation of the Beijing, Shanghai and Guangzhou offices. Mr. Tsoi received his bachelor’s degree in economics from the University of Hong Kong in 1993.
Employment Agreements
     We have entered into employment agreements with all of our senior executive officers, Herman Man Guo, Xiaoya Zhang, James Zhonghua Feng and Conor Chiahung Yang. Under these employment agreements, each of our four executive officers is employed for a specified time period, subject to automatic extension unless either we or the executive officer gives a one-month prior notice to terminate such employment. We have also entered into employment agreements with our other executive officers, including Jacky Jian Li, Ken Zijian Zeng, Aaron Tsoi and Wei He. Each of the contract terms was a period of two or three years. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the employee, including but not limited to a conviction or plea of guilty to certain crimes, negligence or dishonesty to our detriment and failure to perform the agreed-to duties after a reasonable opportunity to cure the failure. An executive officer may terminate his employment at any time without notice or penalty if there is a material reduction in his authority, duties and responsibilities or if there is a material reduction in his annual salary before the next annual salary review. Furthermore, either we or an executive officer may terminate the employment at any time without cause upon advance written notice to the other party. These agreements do not provide for any special termination benefits, nor do we have other arrangements with these executive officers for special termination benefits.
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
B. Compensation of Directors and Executive Officers
     In 2008, the aggregate cash compensation to our executive officers was approximately US$1.1 million and the aggregate cash compensation to our non-executive directors was approximately US$70,735.
Share Options
     In July 2007, we adopted the 2007 Share Incentive Plan to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. As of the date of this annual report, our board of directors has authorized the issuance of up to 17,000,000 ordinary shares upon the exercise of awards granted under our plan. As of December 31, 2008, options to purchase a total of 10,395,000 of our ordinary shares have been granted and 9,902,052 options were outstanding. These options will vest on a straight-line basis over a three-year period, with one-twelfth of the options vesting each quarter from the date of grant.
     The following table summarizes, as of the date of this annual report, the options granted to our senior executive officers, directors and to other individuals as a group, without giving effect to the options that were exercised or terminated, if any.

	Ordinary
	Shares
	Underlying	Exercise Price
Name	Options	(US$/Share)		Date of Grant	Date of Expiration
Herman Man Guo	2,000,000	2.00		July 2, 2007	July 2, 2017
Xiaoya Zhang	1,000,000	2.00		July 2, 2007	July 2, 2017
James Zhonghua Feng	*	2.00		July 2, 2007	July 2, 2017
	*	2.00		July 20, 2007	July 20, 2017
	*	2.98	(1)	November 29, 2007	November 29, 2012
Conor Chaihung Yang	*	2.00		July 2, 2007	July 2, 2017
	*	2.98	(1)	November 29, 2007	November 29, 2012
Shichong Shan	*	2.00		July 20, 2007	July 20, 2017
Donglin Xia	*	2.98	(1)	November 29, 2007	November 29, 2012
Zijian Zeng	*	2.98	(1)	November 29, 2007	November 29, 2012
Other individuals as a group	3,265,000	2.00		July 20, 2007	July 20, 2017
Other individuals as a group	870,000	2.98	(1)	November 29, 2007	November 29, 2012

*	Aggregate beneficial ownership of our company by such officer or director is less than 1% of our total outstanding ordinary shares.

Note (1):	On December 10, 2008, to provide better incentive to our employees, our board of directors approved an adjustment to the exercise price of the stock options previously granted on November 29, 2007. The exercise price of each option was originally $8.50 per ordinary share. The revised exercise price for each option is $2.98 per ordinary share.
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
     Termination of the Plan. Unless terminated earlier, the plan will expire and no further awards may be granted after July 2017. Our board of directors has the authority to amend or terminate the plan subject to shareholder approval to the extent necessary to comply with applicable law. However, no such action may (i) impair the rights of any optionee unless agreed by the optionee and the plan administrator or (ii) affect the plan administrator’s ability to exercise the powers granted to it under our plan.

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
Committees of the Board of Directors
     We have established two committees under the board of directors: the audit committee and the compensation committee. We currently do not plan to establish a nominating committee. The independent directors of our company will select and recommend to the board for nomination by the board such candidates as the independent directors, in the exercise of their judgment, have found to be well qualified and willing and available to serve as our directors prior to each annual meeting of our shareholders at which our directors are to be elected or re-elected. In addition, our board of directors has resolved that director nominations be approved by a majority of the board as well as a majority of the independent directors of the board. In compliance with Rule 5605(b)(1) of the Nasdaq Marketplace Rules, all members of our audit committee and compensation committee are independent directors. We have adopted a charter for each of the board committees. Each committee’s members and responsibilities are described below.
     In 2008, our board held meetings or passed resolutions by unanimous written consent 15 times.
     Audit Committee. Our audit committee consists of Messrs. Songzuo Xiang, Shichong Shan and Donglin Xia. We have determined that Messrs. Songzuo Xiang, Shichong Shan and Donglin Xia satisfy the “independence” requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and Rule 5605(c)(2)(A) of the Nasdaq Marketplace Rules. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:
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
     In 2008, our audit committee held meetings or passed resolutions by unanimous written consent five times.

     Compensation Committee. Our compensation committee consists of Messrs. Junjie Ding, Shichong Shan and Donglin Xia. We have determined that Messrs. Junjie Ding, Shichong Shan and Donglin Xia satisfy the “independence” requirements of Rule 5605(d) of the Nasdaq Marketplace Rules. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:
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
     In 2008, our compensation committee held meetings or passed resolutions by unanimous written consent five times.
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
D. Employees
     We had 165, 451 and 564 employees as of December 31, 2006, 2007 and 2008, respectively. The following table sets forth the number of our employees by area of business as of December 31, 2008:

	Number of
	Employees	% of Total
Sales and Marketing Department	262	46.5%
Quality Control and Technology Department	131	23.2
Programming Department	37	6.6
Resources Development Department	24	4.3
General Administrative and Accounting	110	19.4
Total	564	100.0%
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
     In addition, we enter into standard confidentiality agreements with all of our employees including officers and managers that prohibit any employee from disclosing confidential information obtained during their employment with us. Furthermore, the confidentiality agreements include a covenant that prohibits all employees from engaging in any activities that compete with our business up to two years after the period of their employment with us.
     None of our employees is a member of a labor union and we consider our relationship with our employees to be good.
E. Share Ownership
     The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of April 27, 2009, by:
•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.
     The calculations in the shareholder table below are based on 131,132,919 ordinary shares issued and outstanding as of April 27, 2009. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days after April 27, 2009, including through the exercise of any option, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares Beneficially Owned
	Number	%

Directors and Executive Officers:
Herman Man Guo(1)	55,276,068	41.8
Qing Xu(2)	6,950,560	5.3
Xiaoya Zhang(3)	3,206,798	2.4
Shichong Shan	*	*
Donglin Xia	*	*
James Zhonghua Feng	*	*
Conor Chiahung Yang	*	*
Ken Zijian Zeng	*	*
Jacky Jian Li	*	*
Wei He	*	*

Principal Shareholders:
Wealthy Environment Limited(4)	54,109,402	41.3
Global Gateway Investments Limited(5)	26,100,000	19.9
Mambo Fiesta Limited(6)	6,950,560	5.3

*	Aggregate beneficial ownership of our company by such director or officer is less than 1% of our total outstanding ordinary shares.

Note: (1)	Includes (i) 53,747,558 ordinary shares held by Wealthy Environment Limited, a British Virgin Islands company wholly owned by Mr. Guo, (ii) 361,844 ordinary shares held by Wealthy Environment Limited, in the form of ADSs, each representing two ordinary shares of the company, and (iii) 1,166,666 ordinary shares issuable upon exercise of options held by Mr. Guo that are exercisable within 60 days after April 27, 2009. The business address of Mr. Guo is 17/F, Sky Plaza, No.46 of Dongzhimenwai Street, Dongcheng District, Beijing, China.

(2)	Includes 6,950,560 ordinary shares held by Mambo Fiesta Limited, a British Virgin Islands company wholly owned by Mr. Xu. The business address of Mr. Xu is 17/F, Sky Plaza, No.46 of Dongzhimenwai Street, Dongcheng District, Beijing, China.

(3)	Includes 2,623,466 ordinary shares held by Great Bridges International Corporation, a British Virgin Islands company wholly owned by Mr. Zhang, and 583,332 ordinary shares issuable upon exercise of options held by Mr. Zhang that are exercisable within 60 days after April 27, 2009. The business address of Mr. Zhang is 17/F, Sky Plaza, No.46 of Dongzhimenwai Street, Dongcheng District, Beijing, China.

(4)	Includes 53,747,558 ordinary shares of the company and 361,844 ordinary shares of the company in the form of ADSs. Wealthy Environment Limited, a company incorporated in the British Virgin Islands, is wholly owned and controlled by Herman Man Guo. The registered address of Wealthy Environment Limited is P.O. Box 173, Kingston Chambers, Road Town Tortola, British Virgin Islands.

(5)	All of the issued and outstanding shares of Global Gateway Investments Limited are wholly owned by CDH Fund II, a Cayman Islands exempted limited partnership. CDH China Growth Capital Holdings Company Limited, or CDH Growth Capital Holdings, a Cayman Islands exempted limited liability company, is the general partner of CDH Fund II and has the power to direct CDH Fund II as to the voting and disposition of shares directly and indirectly held by CDH Fund II. The investment committee of CDH Growth Capital Holdings comprises Wu Shangzhi, Jiao Shuge and Liu Xinlai. Changes to the investment committee require the approval of the directors of CDH Growth Capital Holdings. The directors of CDH Growth Capital Holdings are nominated by the principal shareholders of CDH Growth Capital Holdings, being (1) an affiliate of Capital Z Partners, (2) an affiliate of the Government of Singapore Investment Corporation, and (3) China Diamond Holdings II, L.P., a British Virgin Islands limited partnership controlled by senior members of the CDH Fund II investment team. The registered address for Global Gateway Investments Limited is P.O. Box 957, Offshore Incorporation Centre, Road Town, Tortola, British Virgin Islands.

(6)	Mambo Fiesta Limited, a company incorporated in the British Virgin Islands, is wholly owned and controlled by Qing Xu. The registered address of Mambo Fiesta Limited is P.O. Box 173, Kingston Chambers, Road Town Tortola, British Virgin Islands.
     None of our existing shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.
     As of April 27, 2009, 131,132,919 of our ordinary shares were issued and outstanding. To our knowledge, we had only one record shareholder in the United States, JPMorgan Chase Bank, N.A., which is the depositary of our ADS program and held approximately 31.8% of our total outstanding ordinary shares as of April 27, 2009. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.
     For the options granted to our directors, officers and employees, please refer to “—B. Compensation of Directors and Executive Officers.”
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”
B.	Related Party Transactions
Contractual Arrangements
     Since December 10, 2005, foreign investors have been permitted to own directly a 100% interest in PRC advertising companies with at least three years of direct operations outside of China. We do not currently directly operate an advertising business outside of China and cannot qualify under the PRC regulations allowing 100% foreign ownership of a PRC advertising company any earlier than three years after we commence any such operations or until we acquire a company which has directly operated an advertising business for the required period of time. Accordingly, since we have not been involved in the direct operation of an advertising business outside of China, our domestic PRC subsidiaries, AM Technology, Shenzhen AM and Xi’an AM which are considered foreign-invested, are currently ineligible to apply for the required advertising services licenses in China. Our advertising business is currently provided through contractual arrangements with our consolidated variable interest entities in China, principally AM Advertising, certain of its subsidiaries, Shengshi Lianhe, AirMedia UC and AM Yuehang.
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
     Technology Support and Service Agreements. Pursuant to the technology support and service agreements and the supplementary agreements thereto between AM Advertising and AM Technology, Shengshi Lianhe and AM Technology, AirMedia UC and AM Technology, and AM Yuehang and AM Technology, respectively, AM Technology has the exclusive right to provide to AM Advertising, Shengshi Lianhe, AirMedia UC and AM Yuehang technology consulting services, including research and development of technologies related to AM Advertising, Shengshi Lianhe, AirMedia UC and AM Yuehang’s operation, the maintenance and monitoring of displays and programming systems, research on the solution of technical problems, and other related technical support and services. AM Technology owns the intellectual property rights developed in the performance of these agreements. The service fees that AM Advertising, Shengshi Lianhe, AirMedia UC and AM Yuehang pay to AM Technology, respectively, should be in amounts that guarantee that AM Advertising, Shengshi Lianhe, AirMedia UC or AM Yuehang can achieve, after deducting such service fees payable to AM Technology, a net cost-plus rate of no less than 0.5% in the case of AM Advertising, Shengshi Lianhe and AirMedia UC, or 1.0% in the case of AM Yuehang, which final rate should be determined by AM Technology. The “net cost-plus rate” refers to the operating profit as a percentage of total costs and expenses of a certain entity. These service fees should be settled by the end of each quarter and subject to adjustments in the annual account settlement that should be completed within three months after the end of each fiscal year. These agreements run for ten-year terms and are subject to automatic renewal for an additional ten-year term provided that no objection is made in the twenty-days prior to the renewal of the term.
     Technology Development Agreements. Pursuant to the technology development agreements and the supplementary agreements thereto between AM Advertising and AM Technology, Shengshi Lianhe and AM Technology, AirMedia UC and AM Technology and AM Yuehang and AM Technology, respectively, AM Advertising, Shengshi Lianhe, AirMedia UC and AM Yuehang exclusively engage AM Technology to provide technology development services. AM Technology owns the intellectual property rights developed in the performance of these agreements. The service fees that AM Advertising, Shengshi Lianhe and AirMedia UC pay to AM Technology, respectively, should be in amounts that guarantee that AM Advertising, Shengshi Lianhe and AirMedia UC can achieve, after deducting such service fees payable to AM Technology, a net cost-plus rate of no less than 0.5%, which final rate should be determined by AM Technology. The “net cost-plus rate” refers to the operating profit as a percentage of total costs and expenses of a certain entity. The service fees that AM Yuehang pays to AM Technology should be an amount mutually agreed by AM Yuehang and AM Technology in the first month of each year. These service fees should be settled by the end of each quarter and subject to adjustments in the annual account settlement that should be completed within three months after the end of each fiscal year. These agreements run for ten-year terms and are subject to automatic renewal for an additional ten-year term provided that no objection is made within twenty-days prior to the renewal of the term.
     Call Option Agreements. Under the call option agreements among AM Advertising, AM Technology, and the shareholders of AM Advertising, among Shengshi Lianhe, AM Technology and the shareholders of Shengshi Lianhe, among AirMedia UC, AM Technology and the shareholders of AirMedia UC and among AM Yuehang, AM Technology and the shareholders of AM Yuehang, respectively, the shareholders of AM Advertising, Shengshi Lianhe, AirMedia UC and AM Yuehang irrevocably granted AM Technology or its designated third party an exclusive and irrevocable right to purchase from AM Advertising, Shengshi Lianhe, AirMedia UC or AM Yuehang’s shareholders, as the case may be, to the extent permitted under PRC law, all of the equity interests in AM Advertising, Shengshi Lianhe, AirMedia UC or AM Yuehang, as the case may be, for the minimum amount of consideration permitted by the applicable law without any other conditions. AM Technology agrees to provide a guarantee for AM Advertising, Shengshi Lianhe, AirMedia UC or AM Yuehang’s performance of their obligations under any contracts or agreements relating to their business operations and committed to provide loans to support the business development needs of AM Advertising, Shengshi Lianhe, AirMedia UC or AM Yuehang or when AM Advertising, Shengshi Lianhe, AirMedia UC or AM Yuehang suffers any operating difficulties. In April 2008, AM Technology provided an entrusted loan in the amount of US$5.9 million and US$4.4 million to Shengshi Lianhe and AM Advertising, respectively, to meet their working capital needs. As of December 31, 2008, US$3.7 million of these entrusted loans was outstanding.

     Equity Pledge Agreements. Under the equity pledge agreements among AM Advertising, AM Technology and the shareholders of AM Advertising, among Shengshi Lianhe, AM Technology and the shareholders of Shengshi Lianhe, among AirMedia UC, AM Technology and the shareholders of AirMedia UC and among AM Yuehang, AM Technology and the shareholders of AM Yuehang, respectively, the shareholders of AM Advertising, Shengshi Lianhe, AirMedia UC and AM Yuehang pledged all of their equity interests in AM Advertising, Shengshi Lianhe, AirMedia UC or AM Yuehang, as the case may be, to AM Technology to guarantee AM Advertising, Shengshi Lianhe, AirMedia UC or AM Yuehang’s performance of its obligations under the technology support and service agreements and the technology development agreements. AM Technology has the right to receive dividends from the shares pledged by the shareholders of AM Advertising, Shengshi Lianhe, AirMedia UC and AM Yuehang.
     Loan Agreements. In 2007 and 2008, AM Technology entered into loan agreements with, and extended interest-free loans in the aggregate amount of US$675,899 to, the record owners of the following consolidated variable interest entities: AM Advertising, AirMedia UC and AM Yuehang. These loans were made solely in connection with the initial capitalization and the subsequent increase of registered capitals of the applicable variable interest entities by the respective record owners. All record owners of these variable interest entities have pledged their respective equity interests in these entities to AM Technology to secure their obligations to repay the loans upon maturity. Each loan agreement will expire ten years from the date thereof.
     Authorization Letters. Each shareholder of AM Advertising, Shengshi Lianhe, AirMedia UC and AM Yuehang has executed an authorization letter to authorize AM Technology to exercise certain of its rights as shareholder of AM Advertising, Shengshi Lianhe, AirMedia UC or AM Yuehang, as the case may be, including voting rights, the rights to enter into legal documents to transfer any or all of its equity interests in AM Advertising, Shengshi Lianhe, AirMedia UC or AM Yuehang, as the case may be, and the rights to designate the general manager of AM Advertising, Shengshi Lianhe, AirMedia UC and AM Yuehang in the shareholder meetings. Such authorization letters will remain effective during the respective operating periods of AM Advertising, Shengshi Lianhe, AirMedia UC and AM Yuehang.
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
Amounts Due to BEMC
     We assigned concession rights of certain media resources to BEMC, our joint venture with China Eastern Media Corporation, Ltd. As of December 31, 2008, we received US$408,000 deposit from BEMC as the consideration for the assignment of these concession rights.
Amounts Due to Sunshine Media Co., Ltd.
     Sunshine Media Co., Ltd., or Sunshine, is a PRC company that was incorporated in September 1997. It was formed by Herman Man Guo, our chairman and chief executive officer, Qing Xu, our director, and other third party shareholders. Its principal business operation is to sell flight tickets for airlines.
     In 2005, Sunshine paid to third parties on our behalf the costs of purchasing digital TV screens and certain operating expenses, and we agreed to reimburse Sunshine. We do not expect to enter into similar arrangements with Sunshine in the future. In October 2006, AM Advertising acquired a 75% equity interest in AirTV United from Sunshine at a purchase price of approximately US$3.3 million. Our amounts due to Sunshine were US$0.6 million and US$2.6 million as of December 31, 2005 and 2006, respectively. The amount for 2005 comprised operating expenses paid by Sunshine on behalf of and reimbursable by us for the purchase of digital TV screens. The amount for 2006 comprised operating expenses paid by Sunshine on behalf of and reimbursable by us for the purchase of digital TV screens and payable in connection with AM Advertising’s acquisition of 75% of the equity interest in AirTV United from Sunshine. The amount due to Sunshine has been paid off by us in June 2007.
Amounts Due from Beijing Aiyike
     We entered into an agreement with Beijing Aiyike, of which we own a 51% equity interest, in June 2007 to provide short-term, interest free and unsecured loans to Beijing Aiyike, which was repaid in July 2007.
     In November 2008, we sold the investments in Beijing Aiyike to a third party for cash consideration of US$0.7 million.
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
     Our ADSs, each representing two of our ordinary shares, have been listed on the Nasdaq Global Market since November 7, 2007. Our ADSs trade under the symbol “AMCN.” For the period from November

7, 2007 to April 24, 2009, the trading price of our ADSs on the Nasdaq Global Market has ranged from US$3.80 to US$26.51 per ADS. The following table provides the high and low trading prices for our ADSs on the Nasdaq Global Market for (1) the year 2008; (2) the first quarter in 2009, the fourth quarter in 2007 and all quarters in 2008; and (3) each of the past six months.

	Trading Price
	High	Low
	US$	US$
Annual High and Low
2008	26.51	3.85

Quarterly Highs and Lows
Fourth Quarter 2007 (from November 7, 2007)	25.15	15.60
First Quarter 2008	26.51	15.01
Second Quarter 2008	21.96	12.91
Third Quarter 2008	15.06	6.43
Fourth Quarter 2008	7.70	3.85
First Quarter 2009	6.08	3.80

Monthly Highs and Lows
2008
October	7.70	3.85
November	6.96	4.26
December	6.18	3.88
2009
January	6.08	4.72
February	5.74	3.94
March	4.77	3.80
April (through April 24)	5.71	4.18
B.	Plan of Distribution

Not applicable.

C.	Markets
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
Cayman Islands Taxation
     The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. No Cayman Islands stamp duty will be payable unless an instrument is executed in, brought to or produced before a court in the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.
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
     Under the new PRC tax law, which took effect on January 1, 2008, enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises,” and are generally subject to the uniform 25% enterprise income tax rate as to their global income. Under the implementation rules of the new PRC tax law, “de facto management bodies” is defined as the bodies that have material and overall management and control over the business, personnel, accounts and properties of the enterprise. Substantially all of our management is currently based in China, and may remain in China after the effectiveness of the EIT Law. In addition, although the new PRC tax law provides that dividend income between “qualified resident enterprises” is exempted income, it is unclear what is considered a “qualified resident enterprise” under the new PRC tax law. Even a foreign enterprise otherwise classified as a “non- resident enterprise” shall be subject to the EIT on its income derived from PRC at the rate of 25% provided it has an establishment and premise in the PRC and at 10% provided its income derived from PRC is not effectively connected with that establishment and premise or it has no establishment or premise in the PRC.
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
     Passive Foreign Investment Company
     Based on the price of our ADSs and ordinary shares and the composition of our income and assets, we believe that we were not a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for our taxable year ended December 31, 2008. However, the application of the PFIC rules is subject to ambiguity in several respects and, in addition, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2009 or any future taxable year. In particular, we believe that there is a significant risk that we will be a PFIC for our taxable year ending December 31, 2009 unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce active income. A non-U.S. corporation is considered a PFIC for any taxable year if either:
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
     We must make a separate determination each year as to whether we are a PFIC. As a result, it is possible that our PFIC status will change. In particular, because the total value of our assets for purposes of the asset test will be calculated using the market price of our ADSs and ordinary shares, our PFIC status will depend in large part on the market price of our ADSs and ordinary shares. Accordingly, it is possible that fluctuations in the market price of the ADSs and ordinary shares will result in our being a PFIC for any year. In addition, the composition of our income and assets will be affected by how, and how quickly, we utilize the cash (or other passive assets or investments) we have on hand or raise in any offering. If we are a PFIC for any year during which you hold ADSs or ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or ordinary shares, absent a special election. For instance, if we cease to be a PFIC, you can avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to the ADSs or ordinary shares, as applicable. If we are a PFIC for any taxable year and any of our foreign subsidiaries is also a PFIC, a U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

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

     You are strongly urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or ordinary shares.
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
     The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the Renminbi to appreciate approximately 21.5% against the U.S. dollar over the following three years. Since reaching a high against the U.S. dollar in July 2008, however, the Renminbi has traded within a narrow band against the U.S. dollar, remaining within 1% of its July 2008 high but never exceeding it. As a consequence, the Renminbi has fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. It is difficult to predict how long the current situation may last and when and how it may change again. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.
Inflation
     In recent years, China has not experienced significant inflation, and thus historically inflation has not had a significant effect on our business. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in China was 1.8%, 1.5%, 4.8% and 5.9% in 2005, 2006, 2007 and 2008, respectively.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
     Not Applicable.
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
     None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
     See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.
     The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File number: 333-146825) filed by us in connection with our initial public offering. The registration statement was declared effective by the SEC on November 6, 2007. We received net proceeds of approximately US$187.0 million from our initial public offering.
     As of December 31, 2008, the net proceeds from our initial public offering have been used as follows:

•	approximately US$41.8 million for purchasing digital displays and other equipment;

•	approximately US$6.3 million for the advanced payment for contingent considerations in connection with our acquisition of the airport gate bridge advertising business; and

•	approximately US$1.2 million for other investments.
     In 2009, we expect to use the net proceeds received from our initial public offering as follows: approximately US$32.2 million to fund capital expenditure and approximately US$13.6 million for other general corporate purposes, which may include strategic acquisitions of businesses that could complement our existing capabilities and businesses.
ITEM 15. CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
     Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we conducted an evaluation of our disclosure controls and procedure, as such term is defined under 13a-15(f) promulgated under the Securities Exchange Act of 1934, as amended. Based on that evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.
Management’s Report on Internal Control Over Financial Reporting
     Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.
     Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to consolidated financial statement preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2008 using criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
     Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2008 based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
     Our management has excluded from our assessment for internal control over financial reporting that of Excel Lead and Flying Dragon, which were acquired on July 4, 2008 and July 7, 2008, respectively, and in aggregate accounted for 2.5% and 3.2% of our net and total assets, respectively, 6.5% of our revenues and 3.3% of our net income on a consolidated basis as of and for the year ended December 31, 2008.

     The effectiveness of internal control over financial reporting as of December 31, 2008 has been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2008.
Attestation Report of the Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of AirMedia Group Inc.
     We have audited the internal control over financial reporting of AirMedia Group Inc. (the “Company”), its subsidiaries, its variable interest entities (the “VIEs”) and its VIEs’ subsidiaries (collectively the “Group”) as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management’s Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Excel Lead International Limited and Flying Dragon Media Advertising Co., Ltd., which were acquired on July 4, 2008 and July 7, 2008, respectively, and whose financial statements, in aggregate, constitute 2.5% and 3.2% of net and total assets, respectively, 6.5% of revenues and 3.3% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2008. Accordingly, our audit did not include the internal control over financial reporting at Excel Lead International Limited and Flying Dragon Media Advertising Co., Ltd. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.
     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
     A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of director, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
     Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
     We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2008 of the Group and our report dated April 28, 2009 expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/ Deloitte Touche Tohmatsu CPA Ltd.
Beijing, the People’s Republic of China
April 28, 2009
Changes in Internal Control
     There were no adverse changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect our internal controls over financial reporting.
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
     Our board of directors has determined that Donglin Xia, a member of our audit committee, is an audit committee financial expert. Donglin Xia is an independent director as defined by Nasdaq Marketplace Rule 5605(a)(2) and under Rule 10A-3 of the Exchange Act.
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

	For the Year Ended December 31,
	2006		2007		2008
Audit fees(1)	US$	100,000	US$	1,341,005	US$	1,300,546
Audit-related fees(2)		79,136		—		—
All other fees(3)		—		16,468		128,551

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements, and also the other assurance services rendered in connection with our initial public offering in 2007.

(2)	“Audit related fees” represents aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services, which mainly included the financial due diligence services rendered by our principal auditors.

(3)	“All other fees” represents aggregate fees billed for professional services rendered by our principal auditors, other than the audit fees and audit-related fees, which mainly included the tax reconstruction and transfer price consulting fees incurred in 2008.
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
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
     Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
     No equity securities of our company were purchased by or on behalf of our company or any “affiliated purchaser” (as such term is defined in Rule 10b-18 under the Exchange Act) of our company in the year ended December 31, 2008. In December 2008, our board of directors authorized a repurchase of up to US$50 million worth of our outstanding ADSs throughout 2009.
     We commenced repurchases of our ADSs in the open market pursuant to our share repurchase plan in the first quarter of 2009 through an agent. As of the date of this annual report, we have purchased a total of 1,646,502 ADSs at a total cost of US$7.4 million. The ordinary shares underlying the repurchased ADSs have been canceled pursuant to Cayman Islands law.
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
     Not applicable.
ITEM 16G. CORPORATE GOVERNANCE
     Nasdaq Marketplace Rule 5620(a) requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. Nasdaq Marketplace Rule 5635(c) and IM-5635-1 require each issuer to seek shareholder approval for any material amendments to the issuer’s equity compensation plans, including a repricing of outstanding options. However, Nasdaq Marketplace Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters.
     Maples and Calder has provided a letter to the Nasdaq Stock Market certifying that under Cayman Islands law, we are not required to hold annual shareholder meetings. We followed home country practice with respect to annual meetings and did not hold any annual meeting of shareholders in 2008. We may hold additional annual shareholder meetings in the future if there are significant issues that require shareholder approval.
     Maples and Calder, our Cayman Islands counsel, has also provided a letter to the Nasdaq Stock Market certifying that under Cayman Islands law, we are not required to seek shareholder approval for any material amendments to our equity compensation plans. In 2008, we followed home country practice with respect to our 2007 Share Incentive Plan by amending it to permit repricings of options without seeking shareholder approval. On December 10, 2008, we adjusted the exercise price of the stock options granted on November 29, 2007.
     Other than the above, we have followed and intend to continue to follow the applicable corporate governance standards under Nasdaq Marketplace Rules.
     In accordance with Nasdaq Marketplace Rule 5250(d)(1), we will post this annual report on Form 20-F on our company website www.airmedia.net.cn. In addition, we will provide hard copies of our annual report free of charge to shareholders and ADS holders upon request.
PART III
ITEM 17. FINANCIAL STATEMENTS
     We have elected to provide financial statements pursuant to Item 18.
ITEM 18. FINANCIAL STATEMENTS
     The consolidated financial statements of AirMedia Group Inc. are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.2 of our F-1 registration statement (File No. 333-146825), as amended, initially filed with the Commission on October 19, 2007)

2.1	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 (included as Exhibit A thereof) of our F-1 registration statement (File No. 333-146825), as amended, initially filed with the Commission on October 19, 2007)

2.2	Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 of our F-1 registration statement (File No. 333-146825), as amended, initially filed with the Commission on October 19, 2007)

2.3	Amended and Restated Shareholders’ Agreement originally dated as of June 7, 2007, as amended and restated on September 27, 2007, among the Company and Shareholders (incorporated by reference to Exhibit 4.4 of our F-1 registration statement (File No. 333-146825), as amended, initially filed with the Commission on October 19, 2007)

4.1	Amended and Restated 2007 Share Incentive Plan (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form S-8 (file no. 333-148352) filed with the Securities and Exchange Commission on December 11, 2008)

4.2	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.2 of our F-1 registration statement (File No. 333-146825), as amended, initially filed with the Commission on October 19, 2007)

4.3	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 of our F-1 registration statement (File No. 333-146825), as amended, initially filed with the Commission on October 19, 2007)

4.4	Investment Framework Agreement dated October 18, 2005, as amended on September 27, 2007, among Man Guo, Qing Xu and CDH China Management Company Limited (incorporated by reference to Exhibit 10.4 of our F-1 registration statement (File No. 333-146825), as amended, initially filed with the Commission on October 19, 2007)

4.5	Series A Convertible Preferred Share Purchase Agreement dated February 28, 2007, as amended on September 27, 2007, among Broad Cosmos Enterprises Ltd., certain of its shareholders, its existing group companies and Global Gateway Investments Limited (incorporated by reference to Exhibit 10.5 of our F-1 registration statement (File No. 333-146825), as amended, initially filed with the Commission on October 19, 2007)

4.6	Series B Convertible Preferred Share Purchase Agreement dated April 26, 2007 among the Registrant, certain of its shareholders, its existing group companies, OZ Master Fund, Ltd., OZ Asia Master Fund, Ltd., OZ Global Special Investments Master Fund, L.P. and AM SPV Limited (incorporated by reference to Exhibit 10.6 of our F-1 registration statement (File No. 333-146825), as amended, initially filed with the Commission on October 19, 2007)

4.7	Share Exchange Agreement dated June 7, 2007 among the Registrant, Man Guo, Qing Xu, Xiaoya Zhang and Global Gateway Investments Ltd. (incorporated by reference to Exhibit 10.7 of our F-1 registration statement (File No. 333-146825), as amended, initially filed with the Commission on October 19, 2007)

4.8	Agreement for the Transfer and Assumption of Various Obligations and Rights under the February 28, 2007 Share Purchase Agreement, dated June 7, 2007, among the Registrant, Broad Cosmos Enterprises Ltd., Global Gateway Investment Ltd., consolidated subsidiaries and variable interest equities of the Registrant and Man Guo, Qing Xu and Xiaoya Zhang (incorporated by reference to Exhibit 10.8 of our F-1 registration statement (File No. 333-146825), as amended, initially filed with the Commission on October 19, 2007)

Exhibit Number	Description of Document

4.9	English Translation of Business Cooperation Agreement dated June 14, 2007 between Shengshi Lianhe Advertising Co., Ltd. and AirTV United Media & Culture Co., Ltd. (incorporated by reference to Exhibit 10.9 of our F-1 registration statement (File No. 333-146825), as amended, initially filed with the Commission on October 19, 2007)

4.10	English Translation of Business Cooperation Agreement dated June 14, 2007 between Beijing AirMedia Advertising Co., Ltd. and AirTV United Media & Culture Co., Ltd. (incorporated by reference to Exhibit 10.10 of our F-1 registration statement (File No. 333-146825), as amended, initially filed with the Commission on October 19, 2007)

4.11*	English Translation of Amended Power of Attorneys dated November 28, 2008 from each of the shareholders of Beijing Shengshi Lianhe Advertising Co., Ltd.

4.12	English Translation of Amended and Restated Technology Development Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing Shengshi Lianhe Advertising Co., Ltd. (incorporated by reference to Exhibit 10.12 of our F-1 registration statement (File No. 333-146825), as amended, initially filed with the Commission on October 19, 2007)

4.13	English Translation of Supplementary Agreement dated November 30, 2007 to the Amended and Restated Technology Development Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing Shengshi Lianhe Advertising Co., Ltd. (incorporated by reference to Exhibit 10.1 of our annual report on Form 20-F (File No. 001-33765) filed with the Commission on April 30, 2008)

4.14	English Translation of Amended and Restated Technology Support and Service Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing Shengshi Lianhe Advertising Co., Ltd. (incorporated by reference to Exhibit 10.13 of our F-1 registration statement (File No. 333-146825), as amended, initially filed with the Commission on October 19, 2007)

4.15	English Translation of Supplementary Agreement dated November 30, 2007 to the Amended and Restated Technology Support and Service Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing Shengshi Lianhe Advertising Co., Ltd. (incorporated by reference to Exhibit 10.2 of our annual report on Form 20-F (File No. 001-33765) filed with the Commission on April 30, 2008)

4.16	English Translation of Amended and Restated Equity Pledge Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing Shengshi Lianhe Advertising Co., Ltd. and the shareholders of Beijing Shengshi Lianhe Advertising Co., Ltd. (incorporated by reference to Exhibit 10.14 of our F-1 registration statement (File No. 333-146825), as amended, initially filed with the Commission on October 19, 2007)

4.17*	English Translation of Supplementary Agreement dated November 28, 2008 to the Amended and Restated Equity Pledge Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing Shengshi Lianhe Advertising Co., Ltd. and the shareholders of Beijing Shengshi Lianhe Advertising Co., Ltd.

4.18	English Translation of Amended and Restated Call Option Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing Shengshi Lianhe Advertising Co., Ltd. and the shareholders of Beijing Shengshi Lianhe Advertising Co., Ltd. (incorporated by reference to Exhibit 10.15 of our F-1 registration statement (File No. 333-146825), as amended, initially filed with the Commission on October 19, 2007)

4.19*	English Translation of Supplementary Agreement dated November 28, 2008 to the Amended and Restated Call Option Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing Shengshi Lianhe Advertising Co., Ltd. and the shareholders of Beijing Shengshi Lianhe Advertising Co., Ltd.

4.20*	English Translation of Amended Power of Attorneys dated November 28, 2008 from the shareholders of Beijing AirMedia Advertising Co., Ltd.

4.21	English Translation of Amended and Restated Technology Development Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing AirMedia Advertising Co., Ltd. (incorporated by reference to Exhibit 10.17 of our F-1 registration statement (File No. 333-146825), as amended, initially filed with the

Exhibit Number	Description of Document

Commission on October 19, 2007)

4.22	English Translation of Supplementary Agreement dated November 30, 2007 to the Amended and Restated Technology Development Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing AirMedia Advertising Co., Ltd. (incorporated by reference to Exhibit 10.3 of our annual report on Form 20-F (File No. 001-33765) filed with the Commission on April 30, 2008)

4.23	English Translation of Amended and Restated Technology Support and Service Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing AirMedia Advertising Co., Ltd. (incorporated by reference to Exhibit 10.18 of our F-1 registration statement (File No. 333-146825), as amended, initially filed with the Commission on October 19, 2007)

4.24	English Translation of Supplementary Agreement dated November 30, 2007 to the Amended and Restated Technology Support and Service Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing AirMedia Advertising Co., Ltd. (incorporated by reference to Exhibit 10.4 of our annual report on Form 20-F (File No. 001-33765) filed with the Commission on April 30, 2008)

4.25	English Translation of Amended and Restated Equity Pledge Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia Advertising Co., Ltd. and the shareholders of Beijing AirMedia Advertising Co., Ltd. (incorporated by reference to Exhibit 10.19 of our F-1 registration statement (File No. 333-146825), as amended, initially filed with the Commission on October 19, 2007)

4.26*	English Translation of Supplementary Agreement No. 1 dated June 19, 2008 to the Amended and Restated Equity Pledge Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia Advertising Co., Ltd. and the shareholders of Beijing AirMedia Advertising Co., Ltd.

4.27*	English Translation of Supplementary Agreement No. 2 dated November 28, 2008 to the Amended and Restated Equity Pledge Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia Advertising Co., Ltd. and the shareholders of Beijing AirMedia Advertising Co., Ltd.

4.28	English Translation of Amended and Restated Call Option Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia Advertising Co., Ltd. and the shareholders of Beijing AirMedia Advertising Co., Ltd. (incorporated by reference to Exhibit 10.20 of our F-1 registration statement (File No. 333-146825), as amended, initially filed with the Commission on October 19, 2007)

4.29*	English Translation of Supplementary Agreement No. 1 dated June 19, 2008 to the Amended and Restated Call Option Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia Advertising Co., Ltd. and the shareholders of Beijing AirMedia Advertising Co., Ltd.

4.30*	English Translation of Supplementary Agreement No. 2 dated November 28, 2008 to the Amended and Restated Call Option Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia Advertising Co., Ltd. and the shareholders of Beijing AirMedia Advertising Co., Ltd.

4.31*	English Translation of Supplementary Agreement dated November 28, 2008 among AirMedia Technology (Beijing) Co., Ltd. and Guo Man, a shareholder of Beijing AirMedia Advertising Co., Ltd., supplementing the original Loan Agreement dated June 14, 2007

4.32*	English Translation of Amended Power of Attorneys dated November 28, 2008 from the shareholders of Beijing AirMedia UC Advertising Co., Ltd.

4.33	English Translation of Technology Development Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing AirMedia UC Advertising Co., Ltd. (incorporated by reference to Exhibit 10.22 of our F-1 registration statement (File No. 333-146825), as amended, initially filed with the Commission on October 19, 2007)

4.34	English Translation of Supplementary Agreement dated November 30, 2007 to the Amended and Restated Technology Development Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing AirMedia UC

Exhibit Number	Description of Document

Advertising Co., Ltd. (incorporated by reference to Exhibit 10.5 of our annual report on Form 20-F (File No. 001-33765) filed with the Commission on April 30, 2008)

4.35	English Translation of Technology Support and Service Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing AirMedia UC Advertising Co., Ltd. (incorporated by reference to Exhibit 10.23 of our F-1 registration statement (File No. 333-146825), as amended, initially filed with the Commission on October 19, 2007)

4.36	English Translation of Supplementary Agreement dated November 30, 2007 to the Amended and Restated Technology Support and Service Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing AirMedia UC Advertising Co., Ltd. (incorporated by reference to Exhibit 10.6 of our annual report on Form 20-F (File No. 001-33765) filed with the Commission on April 30, 2008)

4.37	English Translation of Equity Pledge Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia UC Advertising Co., Ltd. and the shareholders of Beijing AirMedia UC Advertising Co., Ltd. (incorporated by reference to Exhibit 10.24 of our F-1 registration statement (File No. 333-146825), as amended, initially filed with the Commission on October 19, 2007)

4.38*	English Translation of Supplementary Agreement dated November 28, 2008 to the Equity Pledge Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia UC Advertising Co., Ltd. and the shareholders of Beijing AirMedia UC Advertising Co., Ltd.

4.39	English Translation of Call Option Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia UC Advertising Co., Ltd. and the shareholders of Beijing AirMedia UC Advertising Co., Ltd. (incorporated by reference to Exhibit 10.25 of our F-1 registration statement (File No. 333-146825), as amended, initially filed with the Commission on October 19, 2007)

4.40*	English Translation of Supplementary Agreement dated November 28, 2008 to the Call Option Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia UC Advertising Co., Ltd. and the shareholders of Beijing AirMedia UC Advertising Co., Ltd.

4.41*	English Translation of Supplementary Agreement dated October 31, 2008 among AirMedia Technology (Beijing) Co., Ltd. and the shareholders of Beijing AirMedia UC Advertising Co., Ltd., supplementing the original Loan Agreement dated January 1, 2007

4.42*	English Translation of Power of Attorneys dated April 1, 2008 from each of the shareholders of Beijing Yuehang Digital Media Advertising Co., Ltd.

4.43*	English Translation of Technology Development Agreement dated April 1, 2008 between AirMedia Technology (Beijing) Co., Ltd. and Beijing Yuehang Digital Media Advertising Co., Ltd.

4.44*	English Translation of Technology Support and Service Agreement dated April 1, 2008 between AirMedia Technology (Beijing) Co., Ltd. and Beijing Yuehang Digital Media Advertising Co., Ltd.

4.45*	English Translation of Supplementary Agreement dated June 25, 2008 to the Technology Support and Service Agreement dated April 1, 2008 between AirMedia Technology (Beijing) Co., Ltd. and Beijing Yuehang Digital Media Advertising Co., Ltd.

4.46*	English Translation of Equity Pledge Agreement dated April 1, 2008 among AirMedia Technology (Beijing) Co., Ltd., Beijing Yuehang Digital Media Advertising Co., Ltd. and the shareholders of Beijing Yuehang Digital Media Advertising Co., Ltd.

4.47*	English Translation of Call Option Agreement dated April 1, 2008 among AirMedia Technology (Beijing) Co., Ltd., Beijing Yuehang Digital Media Advertising Co., Ltd. and the shareholders of Beijing Yuehang Digital Media Advertising Co., Ltd.

4.48*	Share Purchase Agreement dated July 4, 2008 among the Registrant, First Reach Holdings Limited and Excel Lead International Limited

8.1*	Subsidiaries of the Registrant

Exhibit Number	Description of Document

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our F-1 registration statement (File No. 333-146825), as amended, initially filed with the Commission on October 19, 2007)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte Touche Tohmatsu CPA Ltd.

15.2*	Consent of Commerce & Finance Law Offices

15.3*	Consent of Sinomonitor

15.4*	Consent of Maples and Calder

*	Filed with this Annual Report on Form 20-F

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AIRMEDIA GROUP INC.
By:	/s/ Herman Man Guo
	Name:	Herman Man Guo
	Title:	Chairman and Chief Executive Officer

Date: April 28, 2009

AIRMEDIA GROUP INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF AIRMEDIA GROUP INC.
We have audited the accompanying consolidated balance sheets of AirMedia Group Inc. (the “Company”), its subsidiaries, its variable interest entities (the “VIEs”) and its VIEs’ subsidiaries (collectively the “Group”) as of December 31, 2007 and 2008 and the related consolidated statements of operations, shareholders’ equity (deficiency) and comprehensive income (loss), and cash flows for the years ended December 31, 2006, 2007 and 2008 and related financial statement schedule included in Schedule I. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2007 and 2008, and the consolidated results of its operations and its cash flows for the years ended December 31, 2006, 2007 and 2008 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 28, 2009 expressed an unqualified opinion on the Group’s internal control over financial reporting.
/s/ Deloitte Touche Tohmatsu CPA Ltd.
Beijing, The People’s Republic of China
April 28, 2009

AIRMEDIA GROUP INC.
CONSOLIDATED BALANCE SHEETS
(In U.S. dollars in thousands, except share related data)

	December 31,	December 31,
	2007	2008
Assets
Current assets:
Cash	$210,915	$161,534
Accounts receivable, net of allowance for doubtful accounts of $455 and $1,521 in 2007 and 2008	13,478	38,386
Prepaid concession fees	13,130	32,706
Other current assets	2,393	7,830
Deferred tax assets — current	95	380

Total current assets	240,011	240,836
Acquired intangible assets, net	4,862	9,027
Property and equipment, net	15,985	62,443
Long-term investments	788	1,099
Long term deposits	4,706	14,724
Deferred tax assets — non-current	507	1,762

TOTAL ASSETS	266,859	329,891

Liabilities
Current liabilities:
Accounts payable	4,666	15,696
Accrued expenses and other current liabilities	1,309	5,664
Deferred revenue	1,712	2,929
Income tax payable	32	852
Amounts due to related parties	11	408

Total current liabilities	7,730	25,549

Non-current liabilities:
Deferred tax liability — non-current	1,527	2,659

Total liabilities	9,257	28,208

Commitments (Note 19)
Minority interest	(3)	951
Shareholders’ equity
Ordinary shares ($0.001 par value; 162,400,000 shares authorized in 2007 and 2008; 133,425,925 shares and 134,425,925 shares issued and outstanding as of December 31, 2007 and 2008, respectively)	133	134
Additional paid-in capital	263,130	268,881
Statutory reserve	1,782	5,593
Retained earnings (accumulated deficiency)	(10,317)	16,070
Accumulated other comprehensive income	2,877	10,054

Total shareholders’ equity	257,605	300,732

TOTAL LIABILITIES, MINORITY INTEREST, AND SHAREHOLDERS’ EQUITY	$266,859	$329,891

The accompanying notes are an integral part of these consolidated financial statements.

AIRMEDIA GROUP INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In U.S. dollars in thousands, except share related data)

	For the year	For the year	For the year
	ended	ended	ended
	December 31,	December 31,	December 31,
	2006	2007	2008

Revenues	$18,896	$43,611	$125,540
Business tax and other sales tax	(961)	(1,983)	(6,107)

Net revenues	17,935	41,628	119,433
Cost of revenues	10,040	21,365	70,995

Gross profit	7,895	20,263	48,438

Operating expenses:
Selling and marketing (including share-based compensation of nil, $274 and $1,158 in 2006, 2007 and 2008, respectively)	2,751	4,813	10,171
General and administrative (including share-based compensation of nil, $18,831 and $3,805 in 2006, 2007 and 2008, respectively)	1,293	21,982	14,374

Total operating expenses	4,044	26,795	24,545

Income/(loss) from operations	3,851	(6,532)	23,893
Interest income	17	1,745	5,379
Other income	—	—	1,135

Income/(loss) before income taxes and minority interest	3,868	(4,787)	30,407
Income tax benefits	197	195	498

Net income/(loss) before minority interest	4,065	(4,592)	30,905
Minority interest	1	2	(382)
Share of loss on equity method investments	—	(520)	(325)

Net income/(loss)	4,066	(5,110)	30,198

Deemed dividend on series A and B convertible redeemable preferred shares — Accretion of redemption premium	(1,440)	(3,353)	—

Net income/(loss) attributable to holders of ordinary shares	2,626	(8,463)	30,198

Net income/(loss) per ordinary share — basic	$0.03	$(0.12)	$0.23
Net income/(loss) per ordinary share — diluted	$0.03	$(0.12)	$0.22
Net income per Series A preferred share — basic	$0.06	$0.04	N/A
Net income per Series B preferred share — basic	N/A	$0.32	N/A

Weighted average shares used in calculating net income/(loss) per ordinary share — basic	62,400,000	73,469,589	133,603,419
Weighted average shares used in calculating net income/(loss) per ordinary share — diluted	62,400,000	73,469,589	137,782,135

Weighted average shares used in calculating net income per Series A preferred share — basic	37,600,000	31,461,918	N/A

Weighted average shares used in calculating net income per Series B preferred share — basic	N/A	6,706,849	N/A

The accompanying notes are an integral part of these consolidated financial statements.

AIRMEDIA GROUP INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIENCY)
AND COMPREHENSIVE INCOME (LOSS)
(In U.S. dollars in thousands, except share data)

							Accumulated	Total	Comprehensive
							other	shareholders’	income (loss)
	Ordinary shares		Subscription	Additional	Statutory	Accumulated	comprehensive	equity	for the
	Shares	Amount	receivable	Paid in capital	reserve	deficit	income	(deficiency)	year

Balance as of January 1, 2006	62,400,000	$62	$(62)	$—	$—	$(2,698)	$8	$(2,690)
Deemed dividend on series A convertible redeemable preferred shares — Accretion of redemption premium	—	—	—	—	—	(1,440)	—	(1,440)
Provision for statutory reserve	—	—	—	—	102	(102)	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	285	285	$285
Net income	—	—	—	—	—	4,066	—	4,066	4,066

Balance as of December 31, 2006	62,400,000	62	(62)	—	102	(174)	293	221	4,351

Subscription received	—	—	62	—	—	—	—	62
Deemed dividend on series A convertible redeemable preferred shares-Accretion of redemption premium	—	—	—	—	—	(1,201)	—	(1,201)
Deemed dividend on series B convertible redeemable preferred shares-Accretion of redemption premium	—	—	—	—	—	(2,152)	—	(2,152)
Conversion of Series A convertible redeemable preferred shares into ordinary shares upon initial public offering	37,600,000	37	—	14,900	—	—	—	14,937
Conversion of Series B convertible redeemable preferred shares into ordinary shares upon initial public offering	5,925,925	6	—	41,146	—		—	41,152
Provision for statutory reserve	—	—	—	—	1,680	(1,680)	—	—
Issuance of ordinary shares upon IPO	27,500,000	28	—	190,785	—			190,813
IPO expenses	—	—	—	(2,806)	—	—	—	(2,806)
Share-based compensation	—	—	—	19,105	—	—	—	19,105
Foreign currency translation adjustment	—	—	—	—	—	—	2,584	2,584	2,584
Net loss	—	—	—	—	—	(5,110)	—	(5,110)	(5,110)

Balance as of December 31, 2007	133,425,925	133	—	263,130	1,782	(10,317)	2,877	257,605	(2,526)

Ordinary shares issued for share based compensation	1,000,000	1	—	788	—	—	—	789
Provision for statutory reserve	—	—	—	—	3,811	(3,811)	—	—
Share-based compensation	—	—	—	4,963	—	—	—	4,963
Foreign currency translation adjustment	—	—	—	—	—	—	7,177	7,177	7,177
Net income	—	—	—	—	—	30,198	—	30,198	30,198

Balance as of December 31, 2008	134,425,925	$134	$—	$268,881	$5,593	$16,070	$10,054	$300,732	$37,375

The accompanying notes are an integral part of these consolidated financial statements.

AIRMEDIA GROUP INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollars in thousands)

	For the year	For the year	For the year
	ended	ended	ended
	December 31,	December 31,	December 31,
	2006	2007	2008
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$4,066	$(5,110)	$30,198
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Minority interest	(1)	(2)	382
Allowance for doubtful accounts	268	218	1,027
Depreciation and amortization	522	1,386	5,545
Share-based compensation	—	19,105	4,963
Share of loss on equity method investments	—	520	325
Loss on disposal of property and equipment	—	100	1,180
Changes in assets and liabilities
Accounts receivable	(4,455)	(7,827)	(24,376)
Prepaid concession fees	(844)	(11,658)	(15,933)
Other current assets	(1,083)	(980)	(1,226)
Long term deposits	(97)	(3,764)	(8,882)
Accounts payable	1,829	1,613	10,623
Amounts due to related parties	12	(150)	396
Amounts due to shareholders	—	(210)	—
Accrued expenses and other current liabilities	985	16	2,357
Deferred revenue	1,015	428	(2,036)
Deferred tax assets (liabilities), net	(197)	(227)	(1,766)
Income tax payable	—	32	809

Net cash provided by (used in) operating activities	2,020	(6,510)	3,586

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of a business, net of cash acquired of $2,351	—	—	562
Advance payment for contingent consideration in connection with a business combination	—	—	(6,334)
Purchase of property and equipment	(3,377)	(13,046)	(50,412)
Proceeds from disposal of property and equipment	—	—	2
Purchase of intangible assets	(1,969)	(1,324)	—
Purchase of long-term investments	—	(1,303)	(1,181)
Proceeds from disposal of a long-term investment	—	—	671

Net cash used in investing activities	(5,346)	(15,673)	(56,692)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of note payables	(795)	—	—
Proceeds from amounts due to shareholders	—	62	—
Proceeds from issuance of series A convertible redeemable preferred shares	3,080	2,920	—
Proceeds from issuance of series B convertible redeemable preferred shares, net of issuance cost of $1,000	—	39,000	—
Short-term borrowings from a bank	—	13,068	—
Repayment of short-term borrowings to a bank	—	(13,068)	—
Proceed from issuance of ordinary shares	—	190,813	—
IPO expenses paid	—	(2,806)	—
Proceed from stock option exercises	—	—	789

Net cash provided by financing activities	2,285	229,989	789

Effect of exchange rate changes	175	1,023	2,936

NET (DECREASE) INCREASE IN CASH	(866)	208,829	(49,381)
CASH, BEGINNING OF YEAR	2,952	2,086	210,915

CASH, END OF YEAR	$2,086	$210,915	$161,534

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION NON-CASH INVESTING ACTIVITIES:
Interest paid	$—	$51	$—
Income tax paid	$—	$—	$885
Amount due to related party for acquisition of intangible assets	$1,341	$—	$—

Fair value of property and equipment acquired in exchange of advertising services rendered	$699	$286	$1,041

The accompanying notes are an integral part of these consolidated financial statements.

AIRMEDIA GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share data)
1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Introduction of the Group

AirMedia Group Inc. (“AirMedia” or the “Company”) was incorporated in the Cayman Islands on April 12, 2007.

AirMedia, its subsidiaries, its variable interest entities (“VIEs”) and VIEs’ subsidiaries (collectively referred to “AirMedia and its subsidiaries” or the “Group”) operate air travel TV media network in the People’s Republic of China (“the PRC”) with exclusive contracts and concession rights to operate digital displays and billboards on gate bridges in the major airports in the PRC, and on the airplanes operated by major airline companies in the PRC.

As of December 31, 2008, details of the Group’s subsidiaries, VIEs and VIE’s subsidiaries are as follows:

	Date of		Percentage of
	incorporation/	Place of	economic
Name	acquisition	incorporation	ownership

Intermediate Holding Company:
Broad Cosmos Enterprises Ltd.	June 26, 2006	British Virgin Islands (“BVI”)	100%

Excel Lead International Limited (“Excel Lead”)	August 1, 2008	BVI	100%

Subsidiaries:
AirMedia Technology Co., Ltd. (“AM Technology”)	September 19, 2005	the PRC	100%

Shenzhen AirMedia Technology Co., Ltd. (“Shenzhen AM”)	June 6, 2006	the PRC	100%

Xi’an AirMedia Chuangyi Science and Technology Co., Ltd (“Xi’an AM”)	December 31, 2007	the PRC	100%

Royal Mart Limited (“Royal Mart”)	December 24, 2007	Hong Kong	100%

Glorious Star Investment Limited (“Glorious Star”)	August 1, 2008	Hong Kong	100%

VIEs:
Beijing Shengshi Lianhe Advertising Co., Ltd. (“Shengshi Lianhe”)	August 7, 2005	the PRC	100%

Beijing AirMedia Advertising Co., Ltd. (“AM Advertising”)	November 22, 2005	the PRC	100%

Beijing AirMedia UC Advertising Co. Ltd. (“AirMedia UC”)	January 1, 2007	the PRC	100%

Beijing Yuehang Digital Media Advertising Co. Ltd. (“AM Yuehang”)	January 16, 2008	the PRC	100%

VIE’s subsidiaries:
Beijing AirTV United Media & Culture Co., Ltd. (“AirTV United”)	October 10, 2006	the PRC	75%

Beijing AirMedia Film culture Co. Ltd. (“AM Film”)	September 13, 2007	the PRC	100%

Flying Dragon Media Advertising Co., Ltd. (“Flying Dragon”)	August 1, 2008	the PRC	80%

Wenzhou AirMedia Advertising Co., Ltd. (“AM Wenzhou”)	October 17, 2008	the PRC	100%

AIRMEDIA GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share data)
1.	ORGANIZATION AND PRINCIPAL ACTIVITIES — continued

The VIE arrangements

Chinese regulations currently limit foreign ownership of companies that provide advertising services, including out-of-home television advertising services. Since December 30, 2005, foreign investors have been permitted to own directly a 100% interest in PRC advertising companies if the foreign investor has at least three years of direct operations outside of PRC.

However, since the Group has not been involved in the direct operation of the advertising business outside of the PRC over three years, the PRC subsidiaries of the Group, AM Technology , Shenzhen AM and Xi’an AM which are considered foreign-invested, are currently ineligible to apply for the required advertising service licenses in the PRC.

The Group therefore conducts substantially all of its activities through Shengshi Lianhe, AM Advertising, AirMedia UC and AM Yuehang (the “VIEs”) and the VIEs’ subsidiaries. The VIEs have entered into a series of agreements with AM Technology as below:
•	Technology support and service agreement: AM Technology provides exclusive technology supports and consulting services to the VIEs and VIEs are required to pay AM Technology for the technical and consulting services they are provided. The VIEs pay to AM Technology annual service fees in the amount that guarantee that the VIEs can achieve, after deducting such service fees payable to AM Technology, a net cost-plus rate of no less than 0.5% in the case of AM Advertising, Shengshi Lianhe and AirMedia UC, or 1.0% in the case of AM Yuehang, which final rate should be determined by AM Technology. The “net cost-plus rate” refers to the operating profit as a percentage of total costs and expenses of a certain entity.

•	Technology development agreement: VIEs exclusively engage AM Technology to provide technology development services. AM Technology owns the intellectual property rights developed in the performance of these agreements. The VIEs pay to AM Technology annual service fees in the amount that guarantee that the VIEs can achieve, after deducting such service fees payable to AM Technology, a net cost-plus rate of no less than 0.5% in the case of AM Advertising, Shengshi Lianhe and AirMedia UC, which final rate should be determined by AM Technology. The “net cost-plus rate” refers to the operating profit as a percentage of total costs and expenses of a certain entity.

•	Call option agreement: Under the call option agreements, the shareholders of VIEs irrevocably granted AM Technology or its designated third party an exclusive option to purchase from VIEs’ shareholders, to the extent permitted under PRC law, all the equity interests in the VIEs, as the case may be, for the minimum amount of consideration permitted by the applicable law without any other conditions. In addition, AM Technology will act as guarantor of VIEs in all operation related contracts, agreements and transactions and commit to provide loans to support the business development needs of VIEs or when the VIEs are suffering operating difficulties. In 2008, AM Technology provided such loans without collateral in the amount of $10,260 to the VIEs. The loans’ balance, $3,664 as of December 31, 2008, was fully eliminated in the accompanying consolidated financial statements.

AIRMEDIA GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share data)
1.	ORGANIZATION AND PRINCIPAL ACTIVITIES — continued

The VIE arrangements — continued
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
Through the above contractual arrangements, AM Technology has obtained 100% of shareholders’ voting interest in the VIEs, has the right to receive all dividends declared and paid by the VIEs and may receive substantially all of the net income of the VIEs through the technical support and service fees as determined by AM Technology. As a result, AM Technology receives substantially all of the VIEs’ expected residual returns and holds variable interests in the VIEs. Since AM Technology is the primary beneficiary of the VIE arrangement, it consolidates the VIEs under Financial Accounting Standards Board (“FASB”) Interpretation (“FIN”) No. 46(R), “Consolidation of Variable Interest Entities-an interpretation of ARB No. 51”, which requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.
Other than the contractual arrangements described above, because the management and certain employees of AM Technology also serve in the VIEs as management or employees, certain operating costs paid by AM Technology, such as payroll costs and office rental, were recharged to the VIEs.
The following financial statement amounts and balances of Air Media’s VIEs were included in the accompanying consolidated financial statements as of and for the years ended December 31:

	December 31,
	2007	2008

Total assets	$63,520	$149,487
Total liabilities	60,112	150,114

AIRMEDIA GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share data)
1.	ORGANIZATION AND PRINCIPAL ACTIVITIES — continued

The VIE arrangements — continued

	Years ended December 31,
	2006	2007	2008

Net revenue	$17,942	$53,801	$119,521
Net (loss) income	4,713	539	(4,182)

History of the Group and corporate reorganization
The Group’s history began with the commencement of operation by the following shareholders in Shengshi Lianhe, a company registered in the PRC, on August 7, 2005. Prior to the commencement of operations, Shengshi Lianhe had no assets, no liabilities and no operations. It was incorporated on March 12, 2001 with the following owners:

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
In October 2005, Guo, Man, Xu, Qing and Zhang, Xiaoya, (collectively the “founding shareholders”) and CDH China Management Company Limited entered into a legally binding agreement (the “2005 Agreement”), according to which CDH China Growth Fund II L.P. or its affiliate (collectively “CDH”), became an investor through the ownership of convertible preferred shares. CDH is a third party private equity fund. Under this 2005 Agreement:
(i)	the founding shareholders obtained 100% of the common stock issued and outstanding in AM Technology, which entered into a VIE arrangement with Shengshi in November, 2005, and any new entities formed in the Group. Assuming the conversion of the convertible preferred interest held by CDH into ordinary shares, the founding shareholders would hold 62.4% of total ordinary shares.

(ii)	CDH agreed to contribute $12,000 cash into the business in return for a convertible redeemable preferred share interest, which represents 37.6% of the total equity interest in AM Technology on an if converted basis and in any new entities formed in the Group (see Note 14).

AIRMEDIA GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share data)
1.	ORGANIZATION AND PRINCIPAL ACTIVITIES — continued

History of the Group and corporate reorganization — continued

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

AIRMEDIA GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
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

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the financial statements and accompanying notes, including allowance for doubtful accounts, the useful lives of and impairment for property and equipment and intangible assets, impairment of long-term investment and valuation allowance for deferred tax assets. Actual results could differ from those estimates.

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

AIRMEDIA GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
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

(g)	Equity method investments

Investee companies over which the Company has the ability to exercise significant influence, but does not have a controlling interest are accounted for using the equity method. Significant influence is generally considered to exist when the Company has an ownership interest in the voting stock of the investee between 20% and 50%, and other factors, such as representation on the investee’s Board of Directors, voting rights and the impact of commercial arrangements, are considered in determining whether the equity method of accounting is appropriate.

(h)	Cost method investment

For investments in an investee over which the Group does not have significant influence, the Group carries the investment at cost and recognizes income as any dividends declared from distribution of investee’s earnings. The Group reviews the cost method investments for impairment whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable. An impairment loss is recognized in earnings equal to the difference between the investment’s cost and its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value of the investment would then become the new cost basis of the investment. No impairment charges were recorded during the years presented.

(i)	Acquired intangible assets

Acquired intangible assets with finite lives are carried at cost less accumulated amortization.

Amortization of finite-lived intangible assets is computed using the straight-line method over the following estimated economic lives:

TV program license	20 years
Customer relationships	3.4 years
Contract backlog	1.2 years
Agreements with airports	3.8 years
Non-compete agreements	4.4 years

AIRMEDIA GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
(j)	Revenue recognition

The Group’s revenues are derived from selling advertising time slots on the Group’s air travel digital media network. For the year ended December 31, 2008, substantially most of the advertising revenues are generated from digital frames in airports, digital TV screens in airports, digital TV screens on airlines and billboards advertising on gate bridges in airports.

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

Non-monetary exchanges

The Group periodically exchange advertising time slots with other entities for assets or services, such as digital screen network equipment and office rental. Consistent with the guidance in APB Opinion No. 29 Accounting for nonmonetary transactions as amended by FASB Statement No. 153 Exchanges of nonmonetary assets, an amendment of APB Opinion No. 29, such transactions are accounted for as nonmonetary exchange, and based on guidance in EITF 99-17, Accounting for Advertising Barter Transactions, the Group recognizes revenue and assets/expenses of the exchanges based on the fair value of the advertising provided, which can be determined based on the Group’s historical practice of receiving cash. The amounts of revenue recognized for nonmonetary transactions were $759, $430 and $1,049 for the years ended December 31, 2006, 2007 and 2008, respectively. No direct costs are attributable to the revenues.

(k)	Business tax and other sale related taxes

The Group’s PRC subsidiary and VIEs are subject to business tax and other sale related taxes at the rate of 8.5% on total revenues after deduction of certain costs of revenues permitted by the PRC tax laws. Business tax is recorded as a deduction to revenue when incurred.

AIRMEDIA GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
(l)	Concession fees

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

(m)	Agency fees

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

(n)	Other operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating lease. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease periods.

(o)	Advertising costs

The Group expenses advertising costs as incurred. Total advertising expenses were $239, $400 and $1,430 for the years ended December 31, 2006, 2007 and 2008, respectively, and have been included as part of selling and marketing expenses.

AIRMEDIA GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
(p)	Foreign currency translation

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

(q)	Income taxes

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

The Group adopted Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109 for the years ended December 31, 2006, 2007 and 2008. Under FIN 48, the Group may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. FIN 48 also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and income tax disclosures.

AIRMEDIA GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
(r)	Share based payments

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

(s)	Comprehensive income (loss)

Comprehensive income (loss) includes net income (loss) and foreign currency translation adjustments. Comprehensive income (loss) is defined as the change in equity during a period from transactions and other events and circumstances except for transactions resulting from investments by shareholders and distributions to shareholders.

(t)	Concentration of credit risk

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

There was no customer, which accounted for 10% or more of total revenues, for each of the years ended December 31, 2006, 2007 and 2008, respectively and there was no customer accounting for 10% or more of accounts receivable for each of the years ended December 31, 2007 and 2008, respectively.

AIRMEDIA GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
(u)	Fair value

The Group adopted Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS 157”) on January 1, 2008 for all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.

SFAS 157 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

SFAS 157 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. SFAS 157 establishes three levels of inputs that may be used to measure fair value:

Level 1

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Group did not have any financial assets and liabilities or nonfinancial assets and liabilities that are measured at fair value on recurring basis as of December 31, 2008.

AIRMEDIA GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
(v)	Fair value of financial instruments

The carrying amounts of accounts receivable, accounts payable, amounts due to related parties and income tax payable approximate their fair values due to the short-term maturity of these instruments.

The fair value of the long-term investments is not disclosed because it is not readily determinable.

(w)	Net income/(loss) per share

Basic net income (loss) per share are computed by dividing net income/(loss) attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares (convertible preferred stock, forward contract, warrants to purchase ordinary shares, contingently issuable shares, common stock options and warrants and their equivalents using the treasury stock method) were exercised or converted into ordinary shares. Potential common shares in the diluted net income/(loss) per share computation are excluded in periods of losses from continuing operations, as their effect would be antidilutive.

The holders of Series A preferred shares and Series B preferred shares were entitled to share dividends on a pro rata basis, as if their shares had been converted into ordinary shares. Accordingly, the Group used the two-class method in computing net income (loss) per share for the year 2006 and 2007. Under the two-class method, net income was allocated on a pro rata basis to each class of ordinary shares and other participating securities based on their participating rights. Net losses applicable to holders of ordinary shares were allocated to ordinary shares because the Series A and Series B preferred shares were not contractually obligated to participate in sharing losses.

(x)	Recently issued accounting standards

In September 2006, FASB issued SFAS 157. Effective January 1, 2008, the Group adopted the measurement and disclosure other than those requirements related to nonfinancial assets and liabilities in accordance with guidance from FASB Staff Position 157-2, “Effective Date of FASB Statement No. 157,” which delayed the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until the beginning of fiscal year 2009. The Group does not expect the adoption of SFAS 157 for nonfinancial assets and liabilities will have a significant effect on the Group’s consolidated financial statements.

AIRMEDIA GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
(x)	Recently issued accounting standards — continued

In December 2007, the FASB issued SFAS No. 141, Business Combinations: (Revised 2007) (“SFAS 141R”). SFAS 141R is relevant to all transactions or events in which one entity obtains control over one or more other businesses. SFAS 141R requires an acquirer to recognize any assets and noncontrolling interest acquired and liabilities assumed to be measured at fair value as of the acquisition date. Liabilities related to contingent consideration are recognized and measured at fair value on the date of acquisition rather than at a later date when the amount of the consideration may be resolved beyond a reasonable doubt. This revised approach replaces SFAS 141’s cost allocation process in which the cost of an acquisition was allocated to the individual assets acquired and liabilities assumed based on their respective fair value. SFAS 141R requires any acquisition-related costs and restructuring costs to be expensed as incurred as opposed to allocating such costs to the assets acquired and liabilities assumed as previously required by SFAS 141. Under SFAS 141R, an acquirer recognizes liabilities for a restructuring plan in purchase accounting only if the requirements of SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities, are met. SFAS 141R allows for the recognition of pre-acquisition contingencies at fair value only if these contingencies are likely to materialize. If this criterion is not met at the acquisition date, then the acquirer accounts for the non-contractual contingency in accordance with recognition criteria set forth under SFAS 5, Accounting for Contingencies, in which case no amount should be recognized in purchase accounting. SFAS 141R is effective as of the beginning of an entity’s first fiscal year that begins after December 15, 2008. The Group does not expect the adoption of SFAS 141R will have a significant impact on the Group’s consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements-An Amendment of ARB No. 51 (“SFAS 160”). This Statement amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity and should be reported as equity on the financial statements. SFAS 160 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. Furthermore, disclosure of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest is required on the face of the financial statements. SFAS 160 is effective as of the beginning of an entity’s first fiscal year that begins after December 15, 2008. The Group does not expect the adoption of SFAS 160 will have significant impact on its consolidated financial position or results of operations, other than certain changes to the presentation of the financial statements.

AIRMEDIA GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
(x)	Recently issued accounting standards — continued

In April 2008, the FASB issued FASB Staff Position FAS142-3: Determination of the Useful Life of Intangible Assets. This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, Goodwill and Other Intangible Assets. This FSP is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The guidance for determining the useful life of a recognized intangible asset in this FSP shall be applied prospectively to intangible assets acquired after the effective date. The Group is in the process of assessing the potential impact the adoption of FSP 142-3 may have on its consolidated financial position or results of operations.

At a November 24, 2008 meeting, the FASB ratified the consensus reached by the Task Force in Issue No. 08-6: Equity Method Investment Accounting Considerations (“EITF 08-6”). Because of the significant changes to the guidance on subsidiary acquisitions and subsidiary equity transactions and the increased use of fair value measurements as a result of Statements 141(R) and 160, questions have arisen regarding the application of that accounting guidance to equity method investments. EITF 08-6 provides guidance for entities that acquire or hold investments accounted for under the equity method. This issue is effective for transactions occurring in fiscal years and interim periods beginning on or after December 15, 2008. Early adoption is not permitted. The Group does not expect the adoption of EITF 08-6 will have significant impact on its consolidated financial position or results of operations.
3.	SEGMENT INFORMATION AND REVENUE ANALYSIS

The Group is mainly engaged in selling air-traveling television advertising time slots and digital frame advertising time slots on their network of television screens and digital frame screens located in high traffic airports and on airplanes of airline companies throughout PRC.

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

AIRMEDIA GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share data)
3.	SEGMENT INFORMATION AND REVENUE ANALYSIS — continued

Geographic information

The Group operates in the PRC and all of the Group’s long-lived assets are located in the PRC. Although the Group operates through multiple airports and airlines in PRC which include Beijing, Shanghai, Guangzhou, Shenzhen, Chengdu and Wenzhou etc, it believes it operates in one segment as all airports and airlines provide selling digital frame advertising time slots, air-traveling television advertising time slots and billboards advertising on gate bridges in airports to the customers and advertisers.

Revenue by service categories

	December 31,
	2006	2007	2008

Revenues:
Digital frames	$—	$1,263	$45,011
Digital TV screens in airports	10,502	26,921	47,591
Digital TV screens on airplanes	4,868	11,093	19,227
Billboards on gate bridges in airports	—	—	6,051
Other displays	3,526	4,334	7,660

	$18,896	$43,611	$125,540

4.	BUSINESS ACQUISITION

Acquisition of Advertising Business on Gate Bridges in Airports

In July 2008, the Group acquired 100% of the equity interest in Excel Lead and 80% of the equity interest in Flying Dragon, which operate the advertising business on gate bridges in 10 airports in mainland China, with an initial cash consideration of $1,789. The transaction further expanded the Group’s air travel advertising network to cover the advertising business on gate bridges in airports, and diversify its media resources to include billboard advertisements.

Contingent consideration will be paid to the selling shareholders in installments based on the after-tax net profit of the acquired business for each of the periods from July 1, 2008 to December 31, 2008 and of the years of 2009 and 2010. The total contingent considerations will be up to $27,257 in cash and 1,530,950 ordinary shares of AirMedia, or up to $39,653 in cash only, at the sole discretion of the selling shareholders.

AIRMEDIA GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share data)
4.	BUSINESS ACQUISITION — continued

Acquisition of Advertising Business on Gate Bridges in Airports — continued

The transaction was considered as an acquisition of a business and accordingly the purchase method of accounting has been applied in accordance with SFAS No. 141, Business Combination (“SFAS 141”). The acquired net assets were recorded at their estimated fair values on the acquisition date.

The Group recognized $4,160, which represented the excess of the fair value of the net assets acquired over the initial cash consideration, as a liability in respect of contingent consideration in accordance with SFAS 141. The aggregate initial recognized consideration of $5,949 consisted of the following:

Cash consideration	$1,789
Contingent consideration	4,160

$5,949

The purchase price was allocated as follows:

		Amortization
		period
Cash acquired	$2,351
Accounts receivable	149
Other current assets	3,498
Property and equipment	12
Intangible assets:
Customer relationships	699	3.4 years
Contract backlog	1,461	1.2 years
Agreements with airports	2,547	3.8 years
Non-compete agreements	172	4.4 years
Deferred revenue	(3,076)
Other current liabilities	(73)
Deferred tax liability	(1,220)
Minority interest	(571)

Total consideration	$5,949

The 20% interest held by other shareholders of Flying Dragon is recorded as minority interest in the consolidated balance sheets and consolidated statement of operations.

AIRMEDIA GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share data)
4.	BUSINESS ACQUISITION — continued
Acquisition of Advertising Business on Gate Bridges in Airports — continued

The following unaudited pro forma information summarizes the results of operations for the years ended December 31, 2008 of the Group as if the acquisition had occurred on January 1, 2008. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition been completed at the beginning of the periods indicated, nor is it indicative of future operating results:

For the year
ended December 31,
2008
(unaudited)

Pro forma revenue	132,096
Pro forma net income	32,061
Pro forma net income per ordinary share-basic	0.23
Pro forma net income per ordinary share-diluted	0.22
The Group made an advance payment of $6,334 to the selling shareholders on the date of acquisition. The advance payment is interest-free without collateral. The amount will be used to offset the contingent considerations based on the future after-tax net profit of the acquired business and the excess amount over the final contingent consideration to be determined, if any, will be repayable to the Group after the availability of the 2010 operating results of the acquired business.

The amount of contingent consideration, based on the after-tax net profit of acquired business in the second half of 2008, was determined to be $2,340 in 2008, which was paid by offsetting the advance payment as set out in preceding paragraph. Accordingly, the remaining balance of advance payment in other current assets was $3,994 (Note 7) and the liability in respect of contingent consideration in accrued expenses and other current liabilities was $1,820 (Note 11) as of December 31, 2008.

Management believes the payment of the contingent consideration based on 2009 earnings will probably exceed the advance payment balance as of December 31, 2008, and accordingly the balance was recorded in other current assets of the balance sheet as of December 31, 2008 as set out in Note 7.

AIRMEDIA GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share data)
5.	LONG-TERM INVESTMENTS
(a)	Equity method investments

The Group had the following equity method investments:

	As of December 31,
	2007		2008
		Carrying		Carrying
Name of company	Percentage	value	Percentage	value
	%		%

Beijing Aiyike Information Technology Ltd. (“Beijing Aiyike”) (1)	51	$788	—	$—
Beijing Eastern Media Corporation, Ltd. (“BEMC”) (2)	—	—	49	953

		$788		$953

(1):	On January 1, 2007, the Group, through AM Advertising, a VIE of the Group, acquired 51% equity interest of Beijing Aiyike, an advertising service provider focusing on exhibit advertising at airports in the PRC, with initial cash consideration of $640. An additional cash consideration of $663 was paid on October 22, 2007 in line with that the founders of Beijing Aiyike obtained certain concession rights from certain airports as defined in the share purchase agreement. Because the minority equity owners have substantive participating rights in making major operating decisions, including annual budgets and appointment of CEO and his/her compensation, among others, over Beijing Aiyike, the acquisition was accounted for using the equity method of accounting in accordance with EITF 96-16, “Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights”.

The Group shared the loss of Beijing Aiyike of $520 and $243 for the year ended December 31, 2007 and the ten-month period ended October 31, 2008, respectively.

On November 1, 2008, the Group sold the investment in Beijing Aiyike to a third party with the cash consideration of $671. A gain of $42, which represented the excess of consideration received and the carrying amount of the investment as of November 1, 2008, was recognized as share of loss from equity method investments in the consolidated statements of operation.

AIRMEDIA GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share data)
5.	LONG-TERM INVESTMENTS — continued
(a)	Equity method investments — continued

(2):	In March 2008, the Group entered into a definitive agreement with China Eastern Media Corporation, Ltd., a subsidiary of China Eastern Group and China Eastern Airlines Corporation Limited operating the media resources of China Eastern Group, to establish a joint venture, BEMC. BEMC was incorporated on March 18, 2008 with China Eastern Media Corporation and the Group holding 51% and 49% equity interest, respectively. BEMC obtained concession rights of certain media resources from its shareholders, including the digital TV screens on airplanes of China Eastern Airlines, and paid concession fees to its shareholders as consideration. The total paid in capital of BEMC was $2,119, which was contributed by both parties proportionately.

The investment was accounted for using equity method of accounting since the Group has the ability to exercise the significant influence to the operation of BEMC.

The Group shared the loss of BEMC of $124 from the loss for the year ended December 31, 2008.
The financial statement amounts and balances of the investments as shown in its financial statements as of and for the year ended December 31, 2008 were as follows:

Total current assets	$1,929
Total assets	2,028
Total current liabilities	84
Total liabilities	84
Total net revenue	1,353
Loss from operations	(700)
(b)	Cost method investment

Beijing AirMedia City Outdoor Advertising Co., Ltd (“AM Outdoor”) was incorporated on December 4, 2008 and the Group holds 10% shares as of December 31, 2008. The investment was carried at cost of $146. As of December 31, 2008, AM Outdoor did not commence to operating activities.

AIRMEDIA GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share data)
6.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consists of the following:

	December 31,
	2007	2008

Billed receivable	$5,389	$10,370
Unbilled receivable	8,089	28,016

	$13,478	$38,386

Unbilled receivable represents amounts earned under advertising contracts in progress but not billable at the respective balance sheet dates. These amounts become billable according to the contract term. The Group anticipates that substantially all of such unbilled amounts will be billed and collected within twelve months of the balance sheet dates.

Movement of allowance for doubtful accounts is as follows:

	Balance at
	beginning				Balance at
	of the	Charge to		Exchange	end of the
	year	expenses	Write off	adjustment	year

2007	$273	218	(46)	10	$455
2008	$455	1,027	—	39	$1,521

7.	OTHER CURRENT ASSETS

Other current assets consist of the follows:

	December 31,
	2007	2008
Receivable from underwriters	$631	$—
Advances to employees	444	284
Short-term deposits	328	1,488
Interest receivable	326	158
Prepaid insurance premium	214	146
Prepaid agency fees	83	167
Other prepaid expenses	367	1,593
Advance payment in connection with a business acquisition (Note 4)	—	3,994

	$2,393	$7,830

AIRMEDIA GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share data)
7.	OTHER CURRENT ASSETS — continued

Receivable from underwriters represents cash advance to one of the underwriters for the expenses to be paid by the underwriter on behalf of the company in connection with the Company’s IPO. The balance was fully repaid by the underwriter in January 2008.

Short-term deposits primarily consist of prepaid deposit for leasing office space and bidding for concession rights.

8.	LONG-TERM DEPOSITS

Long term deposits consist of the follows:

	December 31,
	2007	2008

Concession fee deposits	$4,322	$14,213
Office rental deposits	384	511

	$4,706	$14,724

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

9.	ACQUIRED INTANGIBLE ASSETS, NET

Acquired intangible assets, net, consist of the following:

	December 31,
	2007			2008
	Gross		Net	Gross		Net
	carrying	Accumulated	carrying	carrying	Accumulated	carrying
	amount	amortization	amount	amount	amortization	amount

TV program license (1)	$5,186	$(324)	$4,862	$5,654	$(629)	$5,025
Intangible assets arising from Business combinations:
— Customer relationships	—	—	—	701	(86)	615
— Contract Backlog	—	—	—	1,466	(509)	957
— Agreements with Airports	—	—	—	2,554	(280)	2,274
— Non-compete agreements	—	—	—	172	(16)	156

	$5,186	$(324)	$4,862	$10,547	$(1,520)	$9,027

AIRMEDIA GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share data)
9.	ACQUIRED INTANGIBLE ASSETS, NET — continued
(1):	On October 10, 2006, the Group, through AM Advertising, acquired 75% equity interest of AirTV United with cash consideration of $3,310. AirTV United had no material assets and liabilities and was inactive other than holding a TV program production and operation license (“TV program license”), which is authorized by China National TV & Movie Broadcasting Bureau. This license allows editing, producing and operating non-advertising programs that are displayed on TV. The license has perpetual life but is subject to annual compliance review by a government agency. The Company determined the license has an estimated economic useful life of 20 years and computed the amortization using the straight-line method. Accordingly, the purchase was accounted for as an asset acquisition. The following table presents the allocation of the acquisition costs:

		Amortization
		period

Total consideration	$3,310
Less: cash acquired	(1)

Cost allocated to TV program license	3,309
Plus: deferred income tax liability recognized	1,631

Total acquired intangible asset cost initially recognized	$4,940	20 years

The 25% interest held by other shareholders of AirTV United is recorded as minority interest in the consolidated balance sheets and consolidated statement of operations.
The amortization expenses for the years ended December 31, 2006, 2007 and 2008 were $55, $254 and $1,170, respectively. The Group expects to record amortization expenses of $2,157, $1,200, $1,197, $579 and $3,894 for 2009, 2010, 2011, 2012, 2013 and thereafter, respectively.

AIRMEDIA GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share data)
10.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the follows:

	December 31,
	2007	2008

Digital display network equipment	$15,739	$65,481
Computer and office equipment	551	994
Vehicle	342	595
Leasehold improvement	757	962
Furniture and fixture	529	594

	17,918	68,626
Less: accumulated depreciation and amortization	(1,933)	(6,183)

	$15,985	$62,443

Depreciation and amortization expenses recorded for the years ended December 31, 2006, 2007 and 2008 were $467, $1,132 and $4,375, respectively.

11.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the follows:

	December 31,
	2007	2008

Accrued payroll and welfare	$437	$1,216
Other tax payable	372	1,114
Contingent consideration in connection with a business acquisition (Note 4)	—	1,820
Others liabilities	500	1,514

	$1,309	$5,664

Others liabilities primarily consist of professional fee, staff disbursement, social insurance and miscellaneous operating expenses incurred but not yet paid.

AIRMEDIA GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share data)
12.	INCOME TAXES

AirMedia is a tax-exempted company incorporated in the Cayman Islands.

Broad Cosmos and Excel Lead are tax-exempted company incorporated in the British Virgin Islands.

No provision for Hong Kong Profits Tax was made for the years ended December 31, 2007 and 2008 on the basis that Royal HK and Glorious Star did not have any assessable profits arising in or derived from Hong Kong for the years.

AM Advertising, Shengshi Lianhe, AirTV United, AM Film, AirMedia UC, AM Yuehang, Flying Dragon and AM Wenzhou were registered in the PRC, are all subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. EIT rate for companies operating in the PRC was 33% prior to January 1, 2008. On March 16, 2007, the National People’s Congress adopted the Enterprise Income Tax Law (the “EIT Law”), which became effective on January 1, 2008. The EIT rate was reduced to 25% in accordance with the EIT Law in 2008.

AM Technology qualified for the New and High-Tech Enterprise (“HNTE”) status that would allow for a reduced 15% tax rate under EIT Law since year 2006. AM Technology also qualified as a HNTE located in a high-tech zone in Beijing and, therefore, was entitled to a three-year exemption from EIT from year 2006 to 2008 and a preferential EIT of 7.5% from the year 2009 to 2011.

Shenzhen AM is subject to EIT on the taxable income at the gradual rate, which is 18% in 2008, and will be 20% in 2009, 22% in 2010, 24% in 2011, 25% in 2012, respectively, since it is located in Shenzhen. Shenzhen AM submitted its application to be qualified as a HNTE in March 2009 and if rewarded Shenzhen AM will enjoy a 15% preferential EIT rate since January 2009.

Xi’an AM qualified as an “Software Enterprise” in August 2008 by Technology Information Bureau of Shan Xi province, and has been agreed by the relevant tax authorities as entitled to a two-year exemption from the EIT commencing from its first profitable year and an 50% deduction of 25% EIT rate for the succeeding three years.

The Group did not record any Hong Kong profits tax for the years ended December 31, 2007 and 2008 on the basis that Royal Mart and Glorious Star did not have any assessable profits arising in or derived from Hong Kong for 2007 and 2008.

Income tax benefits are as follows:

	December 31,
	2006	2007	2008

Income taxes benefits:
Current	$—	$(32)	$(1,268)
Deferred	197	227	1,766

Total	$197	$195	$498

AIRMEDIA GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share data)
12.	INCOME TAXES — continued

The principal components of the Group’s deferred income tax assets and liabilities are as follows:

	December 31,
	2007	2008

Deferred tax assets:
Current
Allowance for doubtful accounts	$95	$380

Total deferred tax assets	95	380

Non-current
Depreciation of property and equipment	185	274
Start-up cost	4	3
Prepaid concession fee	—	1,087
Taxable loss arising from a disposal of an equity method investment	—	198
Net operating loss carry forwards	318	200

Total deferred tax assets	507	1,762
Valuation allowance	—	—

Net deferred tax assets	602	2,142

Deferred tax liabilities:
Non-current
Acquired intangible assets	1,527	2,659

Total deferred tax liabilities	$1,527	$2,659

As management believes that the Group will generate taxable PRC statutory income in the near future and it is more likely than not that all of the deferred tax assets will be realized, no valuation allowance has been established for the deferred tax assets as of December 31, 2007 and 2008.

The subsidiaries, registered in the PRC, had total net operating loss carryforward of $852 as of December 31, 2008. The net operating loss carry forwards for the PRC subsidiaries will expire on various dates through 2013.

AIRMEDIA GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share data)
12.	INCOME TAXES — continued

Reconciliation between the provision for income taxes computed by applying the PRC EIT rate of 25% or 33% to income before income taxes and the actual provision of income taxes is as follows:

	December 31,
	2006	2007	2008

Net income/(loss) before provision for income taxes	$3,868	$(4,787)	$30,407
PRC statutory tax rate	33%	33%	25%
Income tax at statutory tax rate	1,277	(1,580)	7,602

Expenses not deductible for tax purposes:

Entertainment expenses exceeded the tax limit	96	46	62
Payroll expenses exceeded the tax limit	82	202	—
Others	106	79	19
Effect of income tax holidays in subsidiaries and VIEs in the PRC	(1,784)	1,251	(9,217)
Effect of income tax rate difference in other jurisdictions	26	(193)	1,036

Income tax benefits	$(197)	$(195)	$(498)

Effective tax rates	(5.1)%	4.1%	(1.6)%

If the Group’s subsidiaries and VIEs in the PRC were not in a tax holiday period in the year ended December 31, 2008, net income/(loss) per share amounts would be as follows:

	2006	2007	2008

Changes in income tax expenses	$1,685	$4,562	$9,217
Decrease in net income/(loss) per ordinary share-basic	0.01	0.06	0.07
Decrease in net income/(loss) per ordinary share-diluted	0.01	0.06	0.07
Decrease in net income/(loss) per preferred share A — basic and diluted	0.02	—	N/A
Decrease in net income/(loss) per preferred share B — basic and diluted	N/A	—	N/A

The Group did not identify significant unrecognized tax benefits for the years ended December 31, 2006, 2007 and 2008. The Group did not incur any interest and penalties related to potential underpaid income tax expenses for the year ended December 31, 2006, 2007 and 2008.

AIRMEDIA GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share data)
12.	INCOME TAXES — continued

Since the commencement of operations in August 2005, the relevant tax authorities of the Group’s subsidiaries in PRC have not conducted a tax examination. As such, the Group’s subsidiaries, VIEs and VIE’s subsidiary are subject to tax audits at the tax authority’s discretion.

Uncertainties exist with respect to how the current income tax law in the PRC applies to the Group’s overall operations, and more specifically, with regard to tax residency status. EIT Law includes a provision specifying that legal entities organized outside of China will be considered residents for Chinese Income tax purposes if the place of effective management or control is within China. The Implementation Rules to the EIT Law provide that non-resident legal entities will be considered China residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc, occurs within China. Additional guidance is expected to be released by the Chinese government in the near future that may clarify how to apply this standard to taxpayers. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that its legal entities organized outside of China should be treated as residents for EIT Law purposes.

Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial report over tax basis, including those differences attributable to a more than 50% interest in a subsidiary. However, recognition is not required in situations where the tax law provides a means by which reported amount of that investment in subsidiary can be recovered tax-free and the enterprise expects that it will ultimately use that means.

The Company, which has subsidiaries located in the PRC, is subject to the PRC dividend withholding tax of 10% when and if undistributed earnings are declared to be paid as dividends commencing on January 1, 2008 to the extent those dividends are paid out of profits that arose on or after January 1, 2008.

Aggregate undistributed earnings of the Company’s subsidiaries located in the PRC that are taxable upon distribution to the Company of approximately $32,038 at December 31, 2008 are considered to be indefinitely reinvested under APB opinion No. 23, because the Group does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future and intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business. Accordingly, no deferred tax liability has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Company as of December 31, 2008.

AIRMEDIA GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share data)
13.	NET INCOME/(LOSS) PER SHARE

The calculation of the net income/(loss) per share is as follows:

	For the year		For the year		For the year
	ended		ended		ended
	December 31,		December 31,		December 31,
	2006		2007		2008

Net income/(loss)	$4,066		$(5,110)		$30,198
Deemed dividend on Series A convertible redeemable preferred shares — Accretion of redemption premium	(1,440)		(1,201)		—
Deemed dividend on Series B convertible redeemable preferred shares — Accretion of redemption premium	—		(2,152)		—
Net income/(loss) attributable to holders of ordinary shares	2,626		(8,463)		30,198

Numerator used in basic and diluted net income/(loss) per share:
Net income/(loss) allocated for computing net income/(loss) per ordinary share — basic and diluted	$1,639	(i)	$(8,463	)(i)	$30,198

Net income/(loss) allocated for computing net income/(loss) per preferred share A — basic	2,427	(i)	1,201	(i)	—
Net income/(loss) allocated for computing net income/(loss) per preferred share B — basic	N/A	(i)	2,152	(i)	—

Shares (denominator):
Weighted average ordinary shares outstanding used in computing net income/(loss) per ordinary share — basic	62,400,000	(ii)	73,469,589		133,603,419

Weighted average ordinary and preferred shares outstanding used in computing net income/(loss) per ordinary share — diluted	62,400,000	(iii)	73,469,589	(iii)	137,782,135	(iii)

Weighted average shares outstanding used in computing net income/(loss) per preferred share A- basic	37,600,000		31,461,918		N/A
Weighted average shares outstanding used in computing net income/(loss) per preferred share B- basic	N/A		6,706,849		N/A

Net income/(loss) per ordinary share-basic	$0.03		$(0.12)		$0.23
Net income/(loss) per ordinary share-diluted	0.03		(0.12)		0.22

Net income/(loss) per preferred share A-basic	$0.06		$0.04		N/A
Net income/(loss) per preferred share B-basic	N/A		$0.32		N/A

(i)	The net income attributable to holders of ordinary shares was allocated between ordinary shares and preferred shares on pro rata basis on the dividend participant rights. Since each Series A and Series B preferred share had the same participating right as each ordinary shares, the allocation was based on the number of ordinary shares and Series A and Series B preferred shares issued. The net income allocated for computing net income per preferred share-basic also contained the deemed dividend for accretion of the redemption premium.

(ii)	The proceeds for subscription of ordinary shares were paid off in June 2007. However, since the unpaid ordinary shares were entitled to full rights, such as right to participate in dividends, for the full year 2006, they are included in computation of net income (loss) per share.

AIRMEDIA GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share data)
13.	NET INCOME/(LOSS) PER SHARE — continued
(iii)	The Group had securities outstanding which could potentially dilute basic net income/(loss) per share, but which were excluded from the computation of diluted net income/(loss) per share for the years end December 31, 2006, 2007 and 2008, as their effects would have been anti-dilutive. For year 2006, such outstanding securities consisted of 37,600,000 shares on Series A preferred shares. For 2007, such outstanding securities consisted of 37,600,000 shares on Series A preferred shares, 16,000,000 shares on Series B preferred shares, and stock options of a weighted average number of 4,083,329. For year 2008, such outstanding securities consisted of stock options of a weighted average number of 2,320,767.

The calculation of the weighted average number of ordinary shares in 2008 for the purpose of diluted net income per share has included the effect of stock of a weighted average number of 7,874,013 which gives rise to an incremental weighted average number of 4,178,716 ordinary shares from the assumed conversion of these stock options using the treasury stock method.
14.	CONVERTIBLE REDEEMABLE PREFERRED SHARES

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

The significant terms of Series A Preferred Shares were as follows.

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

AIRMEDIA GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share data)
14.	CONVERTIBLE REDEEMABLE PREFERRED SHARES — continued

Series A convertible redeemable preferred shares — continued

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

The Series A Preferred Shares are automatically converted into ordinary shares upon the closing of a qualified public offering, which means a firm commitment underwritten initial public offering and listing on an internationally recognized stock exchange by the Group of its ordinary shares representing at least 15% of the ordinary shares (on a fully diluted basis immediately prior to such initial public offering) at a price per share implying a pre-money valuation of the Group of at least $100,000.

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

The Group accrued the 12% premium over the redemption period as deemed dividends with debits to the accumulated deficit of $1,440 and $1,201 for the year ended December 31, 2006 and 2007, respectively.

On September 27, 2007, CDH converted 5,000,000 Series A preferred share into ordinary shares and transferred the 5,000,000 ordinary shares to Mr. Guo Man in connection with the share-based compensation arrangement as set out in Note 15.

On November 7, 2007, all remaining outstanding 32,600,000 Series A preferred shares were automatically converted into ordinary shares upon the IPO of the Company.

AIRMEDIA GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share data)
14.	CONVERTIBLE REDEEMABLE PREFERRED SHARES — continued

Series B convertible redeemable preferred shares

On June 8, 2007, AirMedia issued 16,000,000 shares of Series B Preferred Shares for consideration of $2.50 per share for an aggregate purchase price of $40,000. The consideration was fully paid in June 2007 and the total proceeds were $39,000 (net of issuance cost of $1,000).

The significant terms of Series B Preferred Shares were as follows.

Dividends

If the Group declares and pays any dividends on the ordinary shares, then, holders of Series B Preferred Shares shall be entitled to share in such dividends on a pro rata basis, as if their shares have been converted into ordinary shares.

Liquidation preference

In the event of any liquidation event, the shareholders of the Series A and Series B preferred shares (collectively “Preferred Shares”) shall be entitled to receive, on the same basis, prior to any distribution to the holders of the ordinary shares or any other class or series of shares, an amount per Preferred Share equal to the applicable issue price plus all accrued or declared but unpaid dividends. After full preference amount has been paid on all the shares of the Preferred Shares, any remaining funds or assets of the Group legally available for distribution to shareholders shall be distributed pro rata among the holders of the Preferred Shares (on an as-if-converted basis) together with the holders of the ordinary shares.

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

AIRMEDIA GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share data)
14.	CONVERTIBLE REDEEMABLE PREFERRED SHARES — continued

Series B convertible redeemable preferred shares — continued

Conversion — continued

In the event that triggering event is an IPO, the Series B conversion price shall automatically be adjusted for purpose of such conversion to a price per ordinary share that will result in the conversion of Series B Preferred Shares into such number of ordinary shares that equal to the quotient of the Series B investment amount dividend by product of ninety percent multiplied by the IPO price. “IPO Price” means the price per ordinary share as set forth in the final prospectus and underwriting agreement for the IPO

As the effective conversion price exceeded the fair value of ordinary shares on commitment day of April 26, 2007, there was no beneficial conversion feature upon issuance of Series B Preferred Shares as of June 8, 2007, the issuance date. On November 7, 2007, the conversion price was adjusted to $6.75 determined by the ninety percent of the IPO price of the Company. Since adjusted conversion price exceeded the fair value of ordinary shares on commitment day of April 26, 2007, there was no beneficial conversion feature upon the triggering contingency events, which was the IPO, occurred on November 7, 2007.

Redemption

The Series B Preferred Shares shall be redeemed wholly of in part from time to time at the election of holders of Series B Preferred Shares holding at least twenty five percent of all then outstanding Series B Preferred Shares, on or after February 27, 2010. The redemption price will be sufficient to yield a 12% annualized effective internal rate of return with respect to the Series B Preferred Shares issue price, computed from the date of issuance of the Series B preferred shares until the date that the redemption payment has been paid in full, plus any declared but unpaid dividends thereon.

The Group accrued the 12% premium and the amortization of issuance cost over the redemption period as deemed dividends with debits to the retained earnings of $2,152 for the year ended December 31, 2007.

On November 7, 2007, all remaining outstanding 16,000,000 Series B preferred shares were automatically converted into ordinary shares upon the IPO of the Company.

AIRMEDIA GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share data)
15.	STOCK BASED PAYMENTS

Share transfer from CDH to Mr. Guo Man

Pursuant to the 2005 Agreement, in the event that the Group’s 2006 audited net income after certain agreed adjustments (the “Adjusted Net Income”) defined in the 2005 agreement exceeded the pre-determined 2006 threshold, CDH should have transferred to Guo Man, a founder, chairman and the Chief Executive Officer of the Group, 2006 Reward Shares up to 5,000,000 ordinary shares converted from Series A preferred shares, based on a graded vesting increasing schedule, for zero consideration. If the 2006 Reward Shares did not reach the maximum number of shares which was 5,000,000, and if the average Adjusted Net Income of 2006 and 2007 exceeded pre-determined 2007 threshold, then CDH would have transferred to Guo Man, the applicable 2007 Reward Shares, based on a graded vesting increasing schedule, for zero consideration, until the aggregate number of 2007 Reward Shares and 2006 Reward Shares equaled the maximum number of reward shares, which was 5,000,000.

As of December 31, 2006, since the 2006 Adjusted Net Income did not meet the pre-determined 2006 threshold and management did not believe the average Adjusted Net Income of 2006 and 2007 would meet the pre-determined 2007 threshold, no share based compensation was recognized in the statement of operations for the year ended December 31, 2006.

On September 27, 2007, the share transfer arrangement was amended to eliminate the performance conditions set out above and CDH transferred 5,000,000 ordinary shares, converted from Series A preferred shares, to Mr. Guo Man without any conditions in recognition of his service to the Company. As a result of the transaction, a share-based compensation of $17,500 was recognized in the statement of operation for the year ended December 31, 2007 at the fair value of the ordinary shares as of the date of share transfer determined based on the estimated preliminary valuation of the Company in connection with the IPO as of the date.

2007 Stock incentive plan

On July 2, 2007, the Board of Directors adopted the 2007 share incentive plan (the “2007 Option Plan”) , which allows the Group to grant options to its employees and directors to purchase up to 12,000,000 ordinary shares of the Company subject to vesting requirement. On December 29, 2008, the Board of Directors amended 2007 Option Plan to allow the Group to grant options to its employees and directors to purchase up to 17,000,000 ordinary shares. No options shall be exercisable after ten years from the date of grant. On July 2, 2007, The Group awarded options to the Company’s four senior executives (the “Senior Executive Options”) and certain other officers and employees (the “ Employee Options”) to purchase an aggregate of 4,600,000 and 3,125,000 ordinary shares of the Company, respectively, at an exercise price of $2.00 per share. One twelfth of the Senior Executive Options will vest each quarter until July 2, 2010.

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

AIRMEDIA GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share data)
15.	STOCK BASED PAYMENTS — continued

2007 Stock incentive plan — continued

On July 20, 2007, the Board of Directors also granted options to certain consultants (the “Consultant Options”) to purchase an aggregate of 340,000 ordinary shares of the company at an exercise price of $2.00 per share. The Consultant Options have the same vesting schedule with the Employee Options.

On November 29, 2007, the Board of Directors granted options to the Company’s non-employee directors, employees and consultants to purchase an aggregate of 2,330,000 ordinary shares of the Company, at an exercise price of $8.50 per share. One twelfth of the Options will vest each quarter until November 29, 2010.

On December 10, 2008, the Board of Directors voted to adjust the exercise price of the stock options which were granted on November 29, 2007 from $8.50 per share to $2.98 per share. The fair value of the options on December 10, 2008, the modification date, was $1.38 per option calculated using black-scholes model based on the closing market price of the ordinary shares of the Company on the date. The incremental compensation cost of the re-priced options was $1,727, with totalling $626 recognized as compensation cost during 2008, and $1,101 to be recognized as expense over the remaining vesting period.

The following table summarizes information regarding the stock options granted/modified:

			Fair value per	Intrinsic value
	Options	Exercise price	ordinary share at	per option at the
Date of grant/modification	granted	per option	the grant dates	grant dates

July 02, 2007	4,600,000	$2.00	$1.92	—
July 20, 2007	3,465,000	$2.00	$1.92	—
December 10, 2008	2,330,000	$2.98	$2.98	—

Total	10,395,000

	2007		2008
		Weighted average		Weighted average
	Number of	exercise price	Number of	exercise price
	options	per option	options	per option

Outstanding at beginning of the year	—	—	10,395,000	$3.46
Granted	10,395,000	$3.46	—	—
Exercised	—	—	(394,614)	2.00
Forfeited	—	—	(98,334)	4.38

Outstanding at end of the year	10,395,000	3.46	9,902,052	2.22 (1)

Shares exercisable at end of year	672,083		3,742,469

(1):	The weighted average exercise price per option as of December 31, 2008 has reflected the impact of the exercise price adjustment made in the modification as set out in the preceding paragraph.

AIRMEDIA GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share data)
15.	STOCK BASED PAYMENTS — continued

2007 Stock incentive plan — continued

The following table summarizes information with respect to stock options outstanding as of December 31, 2008:

		Options outstanding				Options exercisable
		Weighted	Weighted	Aggregate		Weighted	Aggregate
		average	average	intrinsic		average	intrinsic
		remaining	exercise	value as of		exercise	value as of
	Number	contractual	price per	December 31,	Number	price per	December 31,
	outstanding	life	option	2008	exercisable	option	2008

Ordinary shares	9,902,052	7.48	$2.22	3,057	3,742,469	$2.20	1,186

As of December 31, 2008, options to purchase 6,703,334 ordinary shares were available for future grant.

The range of fair value of the options as of their respective grant/modification dates is as follows:

	For the year
	ended December 31,
	2007	2008

Options	0.897-5.61	1.38
The fair value of each option granted was estimated on the date of grant/modification using the Black-Scholes option pricing model with the following assumptions used for grants during the applicable period.

	For the year
	ended December 31,
	2007	2008

Risk-free interest rate of return	3.19%~5.57%	1.08%
Expected term	3.5~5.81 years	2.37 years
Volatility	39.0%~40.9%	78.43%
Dividend yield	—	—

AIRMEDIA GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share data)
15.	STOCK BASED PAYMENTS — continued

2007 Stock incentive plan — continued
(1)	Volatility

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

When estimating the fair value of the ordinary shares on the grant dates before the IPO of the Company in November 2007, management had considered a number of factors, including the result of a third-party appraisal and equity transactions of the Company, while taking into account standard valuation methods and the achievement of certain events. After the IPO, the closing market price of the ordinary shares of the Company as of the grant/modification date was used as the fair value of the ordinary shares on that date.
The Group recorded share-based compensation of nil, $19,105 and $4,963 for the year ended December 31, 2006, 2007 and 2008, respectively.
There was $8,531 of total unrecognized compensation expense related to nonvested share options granted as of December 31, 2008. The expense is expected to be recognized over a weighted-average period of 1.61 years on a straight-line basis.

AIRMEDIA GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share data)
16.	SHARE REPURCHASE PLAN

On December 29, 2008, AirMedia’s Board of Directors has authorized, but not obligated, AirMedia to repurchase up to $50,000 worth of its own outstanding American Depositary Shares (“ADSs”) throughout 2009. The repurchases will be made from time to time on the open market at prevailing market prices, in negotiated transactions off the market, in block trades or otherwise. AirMedia may execute its repurchase program pursuant to a plan in conformity with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, which allows AirMedia to repurchase its ADSs pursuant to the pre-determined terms under the plan at any time, including during periods in which it may be in possession of material non-public information. The timing and extent of any purchases will depend upon market conditions, the trading price of ADSs and other factors, and be subject to the restrictions relating to volume, price and timing in accordance with applicable laws. No shares were repurchased as of December 31, 2008.

17.	MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total contribution for such employee benefits were $89, $392 and $1,270 for the year ended December 31, 2006, 2007 and 2008, respectively.

18.	STATUTORY RESERVES

As stipulated by the relevant law and regulations in the PRC, the Group’s subsidiaries in the PRC are required to maintain non-distributable statutory surplus reserve. Appropriations to the statutory surplus reserve are required to be made at not less than 10% of profit after taxes as reported in the subsidiaries’ statutory financial statements prepared under PRC GAAP. Once appropriated, these amounts are not available for future distribution to owners or shareholders. Once the general reserve is accumulated to 50% of the subsidiaries’ registered capital, the subsidiaries can choose not to provide more reserves. The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production and increase in registered capital of the subsidiaries. Amounts contributed to the statutory reserve were $1,680 and $3,811 for the year ended December 31, 2007 and 2008, respectively. As of December 31, 2008, the aggregate amounts of capital and reserves restricted which represented the amount of net assets of the relevant subsidiaries in the Group not available for distribution was $187,056.

AIRMEDIA GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share data)
19.	COMMITMENTS
(a)	Rental leases

The Group has entered into operating lease agreements principally for its office spaces in the PRC. These leases expire through 2010 and are renewable upon negotiation. Rental expenses under operating leases for the years ended December 31, 2006, 2007 and 2008 were $305, $846 and $1,368, respectively.

Future minimum rental lease payments under non-cancellable operating leases agreements were as follows:

Year ending

2009	$1,435
2010	618

$2,053

(b)	Concession fees

The Group has entered into concession right agreements with airports and airlines. The contract terms of such concession rights are usually three to five years. The concession rights expire through 2015 and are renewable upon negotiation. Concession fees charged into statement of operations for the year ended December 31, 2006, 2007 and 2008 was $6,758, $11,992 and $45,704, respectively.

Future minimum concession fee payments under non-cancellable concession right agreements were as follows:

Year ending

2009	$66,142
2010	52,874
2011	18,660
2012	10,398
2013 and thereafter	11,950

$160,024

AIRMEDIA GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share data)
20.	CONTINGENT LIABILITIES
(a)	Outdoor advertisement registration certificate

On May 22, 2006, the State Administration for Industry and Commerce, or the SAIC, a governmental authority in the PRC, amended the Provisions on the Registration Administration of Outdoor Advertisements, or the new outdoor advertisement provisions. Pursuant to the amended outdoor advertisement provisions, advertisements placed inside or outside of the “departure halls” of airports are treated as outdoor advertisements and must be registered in accordance with the local SAIC by “advertising distributors.” To ensure that the Group’s airport operations comply with the applicable PRC laws and regulations, the Group is in the process of making inquiries with the local SAICs in the cities in which the Group has operations or intends to operate with respect to the application for an advertising registration certificate. However, the local SAICs with whom the Group consulted have expressed different views on whether the advertisements shown on the Group’s digital TV screens should be regarded as outdoor advertisements and how to register those advertisements. As of the date of this annual report, only Shanghai and Beijing SAIC has accepted the Group’s application and issued the outdoor advertising registration certifications. Some local SAICs need more time to consider the implementation of the new outdoor advertising provisions. Other SAICs do not require the Group to register. The Group intends to register with the relevant SAICs if the Group is required to do so, But the Group cannot assure that the Group will obtain the registration certificate in compliance with the new outdoor advertisement provisions, or at all. If the requisite registration is not obtained, the relevant local SAICs may require the Group to forfeit advertising income earned. They may also require the Group to discontinue advertisements at airports where the requisite advertising registration is not obtained, which may result in a breach of one or more of the Group’s agreements with the Group’s advertising clients and materially and adversely affect the Group’s business and results of operations. As of December 31, 2008, the Group did not record a provision for this matter as management believes the possibility of adverse outcome of the matter is unlikely and any liability it may incur would not have a material adverse effect on its financial condition and its results of operations.

AIRMEDIA GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share data)
20.	CONTINGENT LIABILITIES — continued
(b)	Approval for non-advertising content

A majority of the digital frames and digital TV screens in the Group’s network include programs that consist of both advertising content and non-advertising content. On December 6, 2007, the State Administration of Radio, Film or Television, or the SARFT, a governmental authority in the PRC, issued the Circular regarding Strengthening the Management of Public Audio-Video in Automobiles, Buildings and Other Public Areas, or the SARFT Circular. According to the SARFT Circular, displaying audio-video programs such as television news, films and television shows, sports, technology and entertainment through public audio-video systems located in automobiles, buildings, airports, bus or train stations, shops, banks and hospitals and other outdoor public systems must be approved by the SARFT. The Group intends to obtain the requisite approval of the SARFT for the Group’s non-advertising content, but the Group cannot assure that the Group will obtain such approval in compliance with this new SARFT Circular, or at all. If the requisite approval is not obtained, the Group will be required to eliminate non-advertising content from the programs included in the Group’s digital frames and digital TV screens and advertisers may find the Group’s network less attractive and be unwilling to purchase advertising time slots on the Group’s network. As of December 31, 2008, the Group did not record a provision for this matter as management believes the possibility of adverse outcome of the matter is unlikely and any liability it may incur would not have a material adverse effect on its financial condition and its results of operations.

(c)	Contingent consideration in connection with a business acquisition

The Group is contractually obligated to pay additional consideration to the selling shareholders contingently based on the future earnings of the acquired business as set out in the Note 4.
21.	RELATED PARTY TRANSACTIONS

Details of amounts due to related parties as of December 31, 2007 and 2008 were as follows:

		December 31,
Name of related parties	Relationship	2007	2008

	A shareholder with
	more than 10% shareholding
CDH	of the Company	11	—
	Equity method investment
BEMC	of the Group	—	408

		$11	$408

The amount due to BMEC represents the deposits received for publishing advertisement as of December 31, 2008.

AIRMEDIA GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars in thousands, except share data)
22.	SUBSEQEUENT EVENT

In accordance with the share repurchase plan as set out in Note 16, as of April 28, 2009, the Company had repurchased 1,646,502 ADSs, each representing two ordinary shares, of the Company at a total cost of $7,387. The average executed price was $4.4864 per ADS. The Company plans to continue to repurchase shares from time to time in 2009.

AIRMEDIA GROUP INC.
ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I
CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY
BALANCE SHEET
(In U.S. dollars in thousands, except share related data)

	December 31,	December 31,
	2007	2008

Assets
Current assets
Cash and cash equivalents	$186,501	$60,998
Investment in subsidiaries	17,466	73,944
Amount due from subsidiaries	53,081	163,770
Other current assets	1,225	4,249

TOTAL ASSETS	258,273	302,961

Liabilities
Current liabilities
Amount due to subsidiaries	668	55
Accrued expenses and other liabilities	—	2,174

Total Liabilities	668	2,229

Shareholders’ equity
Ordinary Shares ($0.001 par value; 162,400,000 shares authorized in 2007 and 2008; 133,425,925 shares and 134,425,925 shares issued and outstanding in 2007 and 2008 respectively)	133	134
Additional paid in capital	263,130	268,881
Retained earnings (accumulated deficit)	(8,535)	21,663
Accumulated other comprehensive income	2,877	10,054

Total shareholders’ equity	257,605	300,732

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$258,273	$302,961

AIRMEDIA GROUP INC.
ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I
CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY
STATEMENTS OF OPERATIONS
(In U.S. dollars in thousands)

	For the year	For the year	For the year
	ended	ended	ended
	December 31,	December 31,	December 31,
	2006	2007	2008
Operating expenses
General and administrative	$(1)	$(19,135)	$(5,397)
Selling and marketing	—	(327)	(1,213)

Total operating expenses	(1)	(19,462)	(6,610)

Equity in earnings of subsidiaries	4,066	12,863	32,813
Interest income	1	1,489	3,995

Net income (loss) attributable to holders of ordinary shares	4,066	(5,110)	30,198

Deemed dividend on Series A and B convertible redeemable preferred shares — Accretion of redemption premium	(1,440)	(3,353)	—

Net income (loss)	$2,626	$(8,463)	$30,198

AIRMEDIA GROUP INC.
ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I
CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY
STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(In U.S. dollars in thousands, except share related data)

							Accumulated	Total
							other	shareholders’
	Ordinary shares		Subscription	Statutory	Additional	Accumulated	comprehensive	equity	Comprehensive
	Shares	Amount	receivable	reserve	Paid in capital	deficit	income	(deficiency)	income (loss)

Balance as of January 1, 2006	62,400,000	$62	$(62)	$—	$—	$(2,698)	$8	$(2,690)
Deemed dividend on series A convertible redeemable preferred shares — Accretion of redemption premium	—	—	—	—	—	(1,440)	—	(1,440)
Provision for statutory reserve	—	—	—	102	—	(102)	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	285	285	$285
Net income	—	—	—	—	—	4,066	—	4,066	4,066

Balance as of December 31, 2006	62,400,000	62	(62)	102	—	(174)	293	221	4,351
Deemed dividend on series A convertible redeemable preferred shares — Accretion of redemption premium	—	—	—	—	—	(1,201)	—	(1,201)
Deemed dividend on series B convertible redeemable preferred shares — Accretion of redemption premium	—	—	—	—	—	(2,152)	—	(2,152)
Series A convertible redeemable preference shares converted into ordinary shares upon initial public offering	37,600,000	37	—	—	14,900	—	—	14,937
Series B convertible redeemable preference shares converted into ordinary shares upon initial public offering	5,925,925	6	—	—	41,146	—	—	41,152
Issuance of ordinary shares upon IPO	27,500,000	28	—	—	190,785	—	—	190,813
IPO expenses	—	—	—	—	(2,806)	—	—	(2,806)
Subscription received	—	—	62	—	—	—	—	62
Provision for statutory reserve	—	—	—	1,680	—	(1,680)	—	—
Share-based compensation	—	—	—	—	19,105	—	—	19,105
Foreign currency translation adjustment	—	—	—	—	—	—	2,584	2,584	2,584
Net income	—	—	—	—	—	(5,110)	—	(5,110)	(5,110)

Balance as of December 31, 2007	133,425,925	133	—	1,782	263,130	(10,317)	2,877	257,605	(2,526)
Ordinary shares issued for share based compensation	1,000,000	1	—	—	788	—	—	789
Share-based compensation	—	—	—	—	4,963	—	—	4,963
Provision for statutory reserve	—	—	—	3,811	—	(3,811)	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	7,177	7,177	7,177
Net income	—	—	—	—	—	30,198	—	30,198	30,198

Balance as of December 31, 2008	134,425,925	$134	$—	$5,593	$268,881	$16,070	$10,054	$300,732	$37,375

AIRMEDIA GROUP INC.
ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I
CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY
STATEMENTS OF CASH FLOWS
(In U.S. dollars in thousands)

	For the year	For the year	For the year
	ended	ended	ended
	December 31,	December 31,	December 31,
	2006	2007	2008

CASH FLOWS FROM OPERATING ACTIVITIES
Net income/(loss)	$4,066	$(5,110)	$30,198
Equity in earnings of subsidiaries	(4,066)	(12,863)	(32,813)
Share-based compensation	—	19,105	4,963

CHANGES IN WORKING CAPITAL ACCOUNTS
Other current assets	—	(595)	3,310
Other current liabilities	—	(513)	(1,986)
Amount due to subsidiaries	—	(210)	(614)
Amount due from subsidiaries	—	(4,358)	(122,689)

Net cash used in operating activities.	—	(4,544)	(119,631)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of subsidiaries, net of cash acquired	—	—	(327)
Prepayment for contingent consideration	—	—	(6,334)

Net cash used in investing activities.	(64)	(39,659)	(6,661)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of series A convertible redeemable preferred shares	80	2,920	—
Proceeds from issuance of series B convertible redeemable preferred shares, net of issuance of $1,000	—	39,000	—
Proceed from issuance of ordinary shares	—	190,812	—
IPO expense paid	—	(2,044)	—
Proceeds from stock options exercises	—	—	789

Net cash provided by financing activities	80	230,688	789

NET INCREASE (DECREASE) IN CASH	16	186,485	(125,503)
CASH, BEGINNING OF YEAR	—	16	186,501

CASH, END OF YEAR	$16	$186,501	$60,998

AIRMEDIA GROUP INC.
NOTES TO ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I
CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY
(In U.S. dollars in thousands)
Notes:
1.	BASIS FOR PREPARATION

The Condensed Financial Information of the parent company, AirMedia Group Inc., only has been prepared using the same accounting policies as set out in the Group’s consolidated financial statements except that the parent company has used equity method to account for its investment in its subsidiaries, AM Technology, Shenzhen AM, Xi’an AM, Royal HK and Glorious Star, and its VIEs, Shengshi Lianhe, AM Advertising AirMedia UC and AM Yuehang, and VIE’s subsidiaries, AirTV United, AM Film, Flying Dragon and AM Wenzhou.

2.	INVESTMENTS IN SUBSIDIARIES AND VARIABLE INTEREST ENTITIES

The Company and its subsidiaries and its variable interest entities are included in the consolidated financial statements where the inter-company balances and transactions are eliminated upon consolidation. For the purpose of the Company’s stand-alone financial statements, its investments in subsidiaries and variable interest entities are reported using the equity method of accounting. The Company’s share of income and losses from its subsidiaries and variable interest entities is reported as earnings from subsidiaries and variable interest entities in the accompanying condensed financial information of parent company.

3.	INCOME TAXES

The Company is a tax exempted company incorporated in the Cayman Islands.