Form 20-F
period 2009-12-31
AIRMEDIA GROUP INC.
filed 2010-05-28
CIK 1413745

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from  _____  to  _____
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission file number: 001-33765
AIRMEDIA GROUP INC.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

17/F, Sky Plaza
No. 46 Dongzhimenwai Street
Dongcheng District, Beijing 100027
People’s Republic of China
(Address of principal executive offices)

Xiaoya Zhang
AirMedia Group Inc.
17/F, Sky Plaza
No. 46 Dongzhimenwai Street
Dongcheng District, Beijing 10027
People’s Republic of China
Phone: +86 10 8438 6868
Email: xiaoyazhang@airmedia.net.cn
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which each class is to be registered

Ordinary shares, par value $0.001 per share*	The NASDAQ Stock Market LLC
American Depositary Shares, each representing two ordinary	(The NASDAQ Global Market)
shares, par value $0.001 per share

*	Not for trading, but only in connection with the listing on The Nasdaq Global Market of American depositary shares, each representing two ordinary shares.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)
Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 131,179,487 ordinary shares, par value US$0.001 per share, as of December 31, 2009.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

i

INTRODUCTION
In this annual report, unless otherwise indicated and except where the context otherwise requires:
•	“ADSs” refers to our American depositary shares, each of which represents two ordinary shares;
•	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Hong Kong, Macau and Taiwan;
•	“ordinary shares” refers to our ordinary shares, par value US$0.001 per share;
•	“preferred shares” refers to our Series A redeemable convertible preferred shares and Series B redeemable convertible preferred shares, all of which were converted into our ordinary shares upon the completion of our initial public offering on November 13, 2007;
•	references to “RMB” and “Renminbi” are to the legal currency of China;
•	references to “US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States; and
•	“we,” “us,” “our company,” “our,” and “AirMedia” refer to AirMedia Group Inc., its subsidiaries and consolidated variable interest entities and their subsidiaries.
Although AirMedia does not directly or indirectly own any equity interests in its consolidated variable interest entities or their subsidiaries, AirMedia is the primary beneficiary of and effectively controls these entities through a series of contractual arrangements with these entities and their record owners. We have consolidated the financial results of these variable interest entities and their subsidiaries in our consolidated financial statements in accordance with the Generally Accepted Accounting Principles of the U.S., or U.S. GAAP. See “Item 4. Information on the Company—C. Organizational Structure,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” and “Item 3. Key Information—D. Risk Factors” for further information on our contractual arrangements with these parties.
FORWARD-LOOKING STATEMENTS
This annual report on Form 20-F contains statements of a forward-looking nature. These statements are made under the “safe harbor provisions” of the U.S. Private Securities Litigation Reform Act of 1995.
You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include but are not limited to:
•	our growth strategies;
•	our future business development, results of operations and financial condition;
•	our plans to expand our air travel advertising network into additional locations, airports and airlines;
•	our plans to expand our advertising network into other out-of-home advertising platforms such as billboards and light boxes located at gas stations;
•	competition in the advertising industry and the air travel advertising industry in China;
•	the expected growth in consumer spending, average income levels and advertising spending levels;
•	the growth of the air travel sector in China; and
•	PRC governmental policies relating to the advertising industry.

You should thoroughly read this annual report and the documents to which we refer with the understanding that our actual future results may be materially different from and/or worse than our expectations. We qualify all of our forward-looking statements with these cautionary statements. Other sections of this annual report include additional factors that could adversely affect our business and financial performance.
You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.
PART I.
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not Applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not Applicable.
ITEM 3. KEY INFORMATION
A. Selected Financial Data
Selected Consolidated Financial Data
The following table represents our selected consolidated financial information. The selected consolidated statement of operations data for the years ended December 31, 2007, 2008 and 2009 and the consolidated balance sheet data as of December 31, 2008 and 2009 have been derived from our audited consolidated financial statements, which are included in this annual report. The selected consolidated statement of operations data for the period from August 7, 2005 to December 31, 2005 and for the year ended December 31, 2006 have been derived from our audited financial statements for the relevant periods, which are not included in this annual report. The selected consolidated balance sheet data as of December 31, 2005, 2006 and 2007 have been derived from our audited financial statements for the relevant periods, which are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.
In the following table, the “billboards on gate bridges in airports” category and part of the original “other displays” category traditionally used in our revenue presentation in our annual report on Form 20-F for the year ended December 31, 2008 were combined and reclassified as one category, “traditional media in airports,” which includes revenues from all traditional forms of media in airports, such as billboards, light boxes and gate bridge in airport advertising. The remaining part of the original “Other displays” category, mainly consisting of revenues from advertising displays on digital TV screens on airport shuttle buses and logos for various display equipment in airports, is now reclassified as the “other revenues in air travel” category. Revenues now also include a new “gas station media network” category, which consists of advertising platforms such as billboards and light boxes located in some Sinopec gas stations. The revenues from the years ended December 31, 2005, 2006, 2007 and 2008 have been reclassified to conform to the current year presentation.
These selected consolidated financial data below should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and related notes included elsewhere in this annual report and “Item 5. Operating and Financial Review and Prospects” below. Our historical results do not necessarily indicate results expected for any future periods.

	Period from
	August 7, 2005
	to December 31,		Year ended December 31,
	2005		2006		2007		2008		2009
	(in thousands, except share, per share and per ADS data)
Consolidated Statements of Operations Data:
Revenues:
Air Travel Media Network
Digital frames in airports	US$	—	US$	—	US$	1,263	US$	45,011	US$	66,255
Digital TV screens in airports		887		10,502		26,921		47,591		37,260
Digital TV screens on airplanes		405		4,868		11,093		19,227		17,082
Traditional media in airports		7		2,055		1,872		6,490		27,192
Other revenues in air travel		51		1,471		2,462		7,221		4,639

Gas station Media Network		—		—		—		—		102

Total revenues		1,350		18,896		43,611		125,540		152,530
Business tax and other sales tax		(2)		(961)		(1,983)		(6,107)		(3,102)

Net revenues		1,348		17,935		41,628		119,433		149,428

Cost of revenues		(3,189)		(10,040)		(21,365)		(70,995)		(147,541)

Gross profit/(loss)		(1,841)		7,895		20,263		48,438		1,887

Operating expenses:
Selling and marketing (including share-based compensation of nil, nil, $274, $1,158 and $1,540 in 2005, 2006, 2007, 2008 and 2009, respectively)		(461)		(2,751)		(4,813)		(10,171)		(13,439)
General and administrative (including share-based compensation of nil, nil, $18,831, $3,805 and $4,226 in 2005, 2006, 2007, 2008 and 2009, respectively)		(376)		(1,293)		(21,982)		(14,374)		(34,936)

Total operating expenses		(837)		(4,044)		(26,795)		(24,545)		(48,375)

Income/(loss) from operations		(2,678)		3,851		(6,532)		23,893		(46,488)

Interest income		3		17		1,745		5,379		2,025

Other income, net		—		—		—		1,135		1,239
Income/(loss) before income taxes		(2,675)		3,868		(4,787)		30,407		(43,224)

Income tax benefits		273		197		195		498		6,032
Net income/(loss) before share of income/(loss) on equity method investments		(2,402)		4,065		(4,592)		30,905		(37,192)

Share of income/(loss) on equity method investments		—		—		(520)		(325)		164

Net income/(loss)		(2,402)		4,065		(5,112)		30,580		(37,028)
Less: Net income/(loss) attributable to noncontrolling interests		—		(1)		(2)		382		211
Net income/(loss) attributable to AirMedia Group Inc.’s shareholders	US$	(2,402)	US$	4,066	US$	(5,110)	US$	30,198		(37,239)

Net income/(loss) attributable to AirMedia Group Inc.’s shareholders per ordinary share—basic	US$	(0.04)	US$	0.03	US$	(0.12)	US$	0.23	US$	(0.28)

	Period from
	August 7, 2005
	to December 31,		Year ended December 31,
	2005		2006		2007		2008		2009
	(in thousands, except share, per share and per ADS data)
Net income/(loss) attributable to AirMedia Group Inc.’s shareholders per ordinary share —diluted	US$	(0.04)	US$	0.03	US$	(0.12)	US$	0.22	US$	(0.28)

Net income/ (loss) attributable to AirMedia Inc.’s shareholders per ADS —basic(1)	US$	(0.08)	US$	0.06	US$	(0.23)	US$	0.45	US$	(0.57)
Net income/ (loss) attributable to AirMedia Inc.’s shareholders per ADS —diluted(1)	US$	(0.08)	US$	0.06	US$	(0.23)	US$	0.44	US$	(0.57)
Weighted average shares used in calculating net income/(loss) per ordinary share—basic	62,400,000			62,400,000		73,469,589		133,603,419		131,320,730
Weighted average shares used in calculating net income/(loss) per ordinary share—diluted	62,400,000			62,400,000		73,469,589		137,782,135		131,320,730

We adopted Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 810-10-65, Transition Related to FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51, or ASC 810-10-65, on January 1, 2009 retrospectively.

(1)	Each ADS represents two ordinary shares.
The following table presents a summary of our consolidated balance sheet data as of December 31, 2005, 2006, 2007, 2008 and 2009:

	As of December 31,
	2005		2006		2007		2008		2009
	(in thousands)
Consolidated Balance Sheet Data:
Cash	US$	2,952	US$	2,086	US$	210,915	US$	161,534	US$	123,754
Total assets		6,371		20,547		266,859		329,891		316,651
Total liabilities		2,765		9,511		9,257		28,208		50,372
Series A convertible redeemable preferred shares		12,296		13,736		—		—		—
Series B convertible redeemable preferred shares		—		—		—		—		—
Total AirMedia Group Inc.’s shareholders’ equity		(2,690)		221		257,605		300,730		263,042
Noncontrolling interests		—		(1)		(3)		953		3,237
Total equity		(2,690)		220		257,602		301,683		266,279

We adopted ASC 810-10-65 (formerly FASB Statement No. 160, Noncontrolling Interests) on January 1, 2009, retrospectively.

Exchange Rate Information
Our reporting and financial statements are expressed in the U.S. dollar, which is our reporting and functional currency. However, substantially all of the revenues and expenses of our consolidated operating subsidiaries and variable interest entities are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.8259 to US$1.00, the noon buying rate in effect as of December 31, 2009. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The Chinese government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange. On May 21, 2010, the noon buying rate was RMB6.8262 to US$1.00.
The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve Bank of New York.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)

2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9459	7.2946	6.3879
2009	6.8259	6.8307	6.8470	6.8176
October	6.8281	6.8267	6.8292	6.8254
November	6.8272	6.8267	6.8300	6.8255
December	6.8282	6.8275	6.8299	6.8244
2010
January	6.8270	6.8269	6.8295	6.8258
February	6.8269	6.8285	6.8330	6.8258
March	6.8258	6.8262	6.8270	6.8254
April	6.8247	6.8256	6.8275	6.8229
May (through May 21)	6.8262	6.8267	6.8285	6.8245

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.
B. Capitalization and Indebtedness
Not Applicable.
C. Reasons for the Offer and Use of Proceeds
Not Applicable.

D. Risk Factors
Risks Related to Our Business
We have a limited operating history, which may make it difficult for you to evaluate our business and prospects.
We began our business operations in August 2005. Our limited operating history may not provide a meaningful basis for you to evaluate our business, financial performance and prospects. It is also difficult to evaluate the viability of our air travel advertising network because we do not have sufficient experience to address the risks frequently encountered by early stage companies using new forms of advertising media and entering new and rapidly evolving markets. Certain members of our senior management team have worked together for only a relatively short period of time and it may be difficult for you to evaluate their effectiveness, on an individual or collective basis, and ability to address future challenges to our business. Because of our limited operating history, we may not be able to:
•	preserve our market position in the air travel advertising market in China;
•	manage our relationships with airports and airlines to retain existing concession rights contracts and obtain new concession rights contracts on commercially advantageous terms or at all;
•	retain existing and acquire new advertisers and third party content providers;
•	secure a sufficient number of low-cost digital frames and digital TV screens from our suppliers;
•	manage our expanding operations, including effectively integrating acquired businesses;
•	successfully expand into other advertising media platforms, including traditional media platforms in airports, gas station media platforms and outdoor media platforms;
•	respond to competitive market conditions;
•	respond to changes in the PRC regulatory regime;
•	maintain adequate control of our costs and expenses; or
•	attract, train, motivate and retain qualified personnel.
If advertisers or the viewing public do not accept, or lose interest in, our air travel advertising network, we may be unable to generate sufficient cash flow from our operating activities and our business and results of operations could be materially and adversely affected.
The market for air travel advertising network in China is relatively new and its potential is uncertain. We compete for advertising spending with many forms of more established advertising media such as television, print media, Internet and other types of out-of-home advertising. Our success depends on the acceptance of our air travel advertising network by advertisers and their interest in this medium as a part of their advertising strategies. In this annual report, the term “advertisers” refer to the ultimate brand-owners whose brands and products are being publicized by our advertisements, including both advertisers that purchase advertisements directly from us and advertisers that do so through third-party advertising agencies. Our advertisers may elect not to use our services if they believe that consumers are not receptive to our media network or that our network is not a sufficiently effective advertising medium. If consumers find our network to be disruptive or intrusive, airports and airplane companies may refuse to allow us to operate our air travel advertising network in airports or to place our programs on airplanes, and our advertisers may reduce spending on our network.
Air travel advertising is a relatively new concept in China and in the advertising industry generally. If we are not able to adequately track air traveler responses to our programs, in particular track the demographics of air travelers most receptive to air travel advertising, we will not be able to provide sufficient feedback and data to existing and potential advertisers to help us generate demand and determine pricing. Without improved market research, advertisers may reduce their use of air travel advertising and instead turn to more traditional forms of advertising that have more established and proven methods of tracking the effectiveness of advertisements.
Demand for our advertising services and the resulting advertising spending by our advertisers may fluctuate from time to time, and our advertisers may reduce the money they spend to advertise on our network for any number of reasons. If a substantial number of our advertisers lose interest in advertising on our media network for these or other reasons or become unwilling to purchase advertising time slots or locations on our network, we will be unable to generate sufficient revenues and cash flow to operate our business, and our business and results of operations could be materially and adversely affected.

The recent global economic recession has had and may continue to have a material adverse effect on our business and results of operations.
The effect of the recent global financial crisis has persisted, with most of the world’s major economies remaining in recession in 2009 and into 2010. Although the Chinese government has implemented various stimulus plans and other measures, China may not be able to avoid future economic slowdown in the face of a severe and prolonged global economic recession. Since we derive most of our revenues from advertisers in China, any prolonged slowdown in the Chinese economy may negatively impact our business and operating results in many ways. Many of our advertisers were adversely affected by the economic downturn in 2009. We have made bad debts provision of approximately US$14.8 million as of December 31, 2009, among which US$13.6 million was charged into our consolidated statement of operations in 2009. However, if the effects of the recent global financial crisis persists, there may be an increasing number of doubtful accounts that we may need to write off in the future, which would materially and adversely affect our business and results of operations.
The global financial crisis may also impair our ability to raise funds through capital market transactions or enter into other financial arrangements if and when we need additional funds for our operations. We have limited ability to reduce our costs to offset the results of a prolonged or severe economic downturn because the concession fee costs associated with our operations are fixed according to the relevant concession rights contracts. Therefore, the global economic and financial market crisis could have a material adverse effect on our business and results of operations. We cannot assure you that market conditions will improve in the near future or that our business and result of operations will not continue to be so materially and adversely affected.
We derive a significant portion of our revenues from the provision of air travel advertising services. Recent slowdown in the air travel advertising industry in China may materially and adversely affect our business and results of operations.
Substantially all of our historical revenues have been and a significant portion of our expected future revenues will be generated from the provision of air travel advertising services, in particular through the display of advertisements on digital frames located in airports and digital TV screens located in airports and on airplanes. Most of our traditional advertising media platforms, such as billboards and painted advertisement on gate bridges and light boxes, and other displays, such as logo displays and shuttle bus displays, are located in or near airports. We plan to expand into additional media platforms with a focus on increasing our market share in traditional media in the air travel sector. As the air travel advertising industry in China has been adversely affected by the recent economic slowdown, our business and results of operations could be materially and adversely affected.
If we are unable to carry out our operations as specified in existing concession rights contracts, retain or renew existing concession rights contracts or obtain new concession rights contracts on commercially advantageous terms, we may be unable to maintain or expand our network coverage and our costs may increase significantly in the future.
Our ability to generate revenues from advertising sales depends largely upon our ability to provide a large air travel advertising network for the display of advertisements. However, we cannot assure you that we will be able to carry out our operations as specified in our concession rights contracts, and any failure to perform may damage our relationships with advertisers and advertising agencies and materially and negatively affect our business.
We may also be unable to retain or renew concession rights contracts when they expire. Most of our concession rights contracts to operate advertising media in airports and on airlines have terms ranging from three to five years, with no automatic renewal provisions. We cannot assure you that we will be able to renew any or all of these contracts when they expire, and the terms of any renewal may not be commercially advantageous to us. The concession fees that we incur under our concession rights contracts comprise a significant portion of our cost of revenues, but airports and airlines tend to increase concession fees over time, so as some of our concession rights contracts terminate, we may experience a significant increase in our costs of revenues when we renew these contracts. If we cannot pass increased concession costs onto our advertisers through rate increases, our earnings and our results of operations could be materially and adversely affected. In addition, most of our concession rights contracts to operate in airports and on airlines contain provisions granting us certain exclusive concession rights. We cannot assure you that we will be able to retain these exclusivity provisions when we renew these contracts. If we were to lose exclusivity, our advertisers may decide to advertise with our competitors or otherwise reduce their spending on our network and we may lose market share.

Certain concession rights contracts allow the airports to terminate the contracts unilaterally without any compensation in certain circumstances. We cannot assure you that our concession rights contracts will not be terminated, whether with or without justification. In addition, most of our concession rights contracts were entered into with the advertising companies operated by or advertising agencies hired by airports or airline companies, and not with the airports or airline companies directly. Although these advertising companies and agents have generally assured us in writing that they have the rights to operate advertising media in airports or on airplanes and all of them have performed their contractual obligations, we cannot assure you that airports or airline companies will not challenge or revoke the contractual concession rights granted to us by their advertising companies or agents; if such challenges or revocations occur, our revenues and results of operations could be materially and adversely affected.
If we fail to perform under existing concession rights contracts, retain existing concession rights contracts or obtain new concession rights contracts on commercially advantageous terms, we may be unable to maintain or expand our network coverage and our costs may increase significantly in the future.
A significant portion of our revenues has been derived from the five largest airports and three largest airlines in China. If any of these airports or airlines experiences a material business disruption, we would likely incur substantial losses of revenues.
We derived a significant portion of our total revenues in 2009 from the five largest airports in China: Beijing Capital International Airport, Guangzhou Baiyun International Airport, Shanghai Pudong International Airport, Shanghai Hongqiao Airport and Shenzhen International Airport. A material business disruption, major construction or renovation or natural disaster affecting any of the airports in our network could negatively affect our advertising media in such airport or materially limit where we can place our advertising media.
In addition, we derived a significant portion of our advertising revenues in 2009 from the three largest domestic airlines in China. If any of these airlines loses market share and we are not able to add other airlines or increase the revenues generated from existing airlines in our network, our advertisers may decide to spend less on our advertising network.
We expect these five airports and three airlines to continue to contribute a significant portion of our revenues in the foreseeable future. If there were a material business disruption in any of these airports or airlines, we would likely lose a substantial amount of revenues.
We depend on third-party program producers to provide the non-advertising content that we include in our programs. Failure to obtain high-quality content on commercially reasonable terms could materially reduce the attractiveness of our network, harm our reputation and materially and adversely affect our business and results of operations.
The programs on the majority of our digital TV screens include both advertising and non-advertising content. Third-party content providers such as China International TV Corporation, Shanghai Media Group and various local television stations and television production companies provide substantially all of the non-advertising content played over our network.
There is no assurance that we will be able to renew these contracts or obtain non-advertising content on satisfactory terms, or at all. In addition, some of the third-party content providers that currently do not charge us for their content may do so in the future. To make our programs more attractive, we must continue to secure contracts with these and other third-party content providers. If we fail to obtain a sufficient amount of high-quality content on a cost-effective basis, advertisers may find advertising on our network unattractive and may not wish to purchase advertising time slots or locations on our network, which would materially and adversely affect our business and results of operations.

If we are unable to attract advertisers to purchase advertising time on our advertising network, we will be unable to maintain or increase our advertising fees, which could materially and adversely affect our ability to grow our profits.
We believe our advertisers choose to advertise on our network in part based on the size of our network, the desirability of the locations where we have placed our digital frames, digital TV screens, light boxes and billboards and the attractiveness of our network content. The fees we charge for advertisements on our network depend on the size and quality of our network and advertiser demand. If we fail to maintain or increase the number of our displays, solidify our brand name and reputation as a quality air travel advertising provider, or obtain high-quality non-advertising content at commercially reasonable prices, advertisers may be unwilling to purchase time on our network or to pay the levels of advertising fees we require to grow our profits.
We have incurred net losses in the past and may incur losses in the future.
We have incurred net losses for certain periods in the past. We pay concession fees to airports for placing and operating our digital displays, to airlines for placing our programs on their digital TV screens and to airports and gas stations for placing and operating our advertisements on traditional media platforms such as light boxes and billboards. These fees constitute a significant part of our cost of revenues and are mostly fixed under the concession rights contracts with an escalation clause; payments are usually due three or six months in advance. However, our revenues may fluctuate significantly from period to period for various reasons. For instance, when new concession rights contracts are signed during a period, additional concession fees are incurred immediately, but it may take some time for us to create revenues from these concession rights contracts because it takes time to find advertisers for the time slots and locations made available under these new contracts. If our revenues decrease in a given period, we may be unable to reduce our cost of revenues as a significant part of our cost of revenues is fixed, which could materially and adversely affect our business and results of operations and lead to a net loss for that period.
When our current advertising network of digital frames, digital TV screens, light boxes, billboards and gate bridges becomes saturated in the major airports, airlines and other locations where we operate, we may be unable to offer additional time slots or locations to satisfy all of our advertisers’ needs, which could hamper our ability to generate higher levels of revenues and profitability over time.
When our network of digital frames, digital TV screens, light boxes, billboards and gate bridges becomes saturated in any particular airport, airline and other locations where we operate, we may be unable to offer additional advertising time slots or locations to satisfy all of our advertisers’ needs. We would need to increase our advertising rates for advertising in such airports, airlines or other locations to increase our revenues. However, advertisers may be unwilling to accept rate increases, which could hamper our ability to generate higher levels of revenues over time. In particular, the utilization rates of our advertising time slots and locations in the five largest airports and on the three largest airlines in China are higher than those in other network airports or on other airlines, and saturation or oversaturation of digital frames and digital TV screens in these airports or airlines could have a material adverse effect on our growth prospects.
Our strategy of expanding our advertising network by building new air travel media platforms and expanding into traditional media may not succeed, and our failure to do so could materially reduce the attractiveness of our network and harm our business, reputation and results of operations.
Our air travel advertising network primarily consists of standard digital frames and digital TV screens. Our growth strategy includes broadening our service offerings by continuing to increase our digital media network coverage and expanding into traditional media to become a comprehensive air travel advertising provider in China.
We have significantly expanded our digital frame platform in airports by upgrading our light box displays to digital frames and installing new digital frames. We intend to continue significantly increasing the number of our digital frames in the near future. We could incur significant costs in installing new digital frames or in continuing to upgrade some of our existing light box displays to digital frame displays. Our growth strategy also includes expanding into the traditional media advertising market to provide a broader range of advertising opportunities to our advertisers and to become a one-stop provider for advertising. We could also incur significant costs in installing new billboards or light boxes or maintaining existing ones.

The majority of our concession rights contracts containing exclusive concession rights only grants us exclusivity with respect to digital frames and digital TV screens. By entering and expanding into traditional advertising media platforms inside airports, we may face competition from other companies that are already in these areas. We also have limited experience working in these areas. It is uncertain how these businesses will perform. Our failure to expand our air travel advertising network to introduce new platforms and into new areas could materially reduce the attractiveness of our network and materially and adversely affect our business and results of operations.
If we do not succeed in our expansion into the business of outdoor media advertising, our future results of operations and growth prospects may be materially and adversely affected.
Our growth strategy also includes expansion into other traditional media outside of airports. In April 2009, we entered into an exclusive concession rights contract with China Petroleum & Chemical Corporation, or Sinopec, which allows us to operate media platforms in Sinopec gas stations throughout China. We now hold Beijing AirMedia City Outdoor Advertising Ltd., or AM Outdoor, which operates out-of-home advertising media in urban locations in Beijing. We also now hold 75% equity interest in Beijing Dongding Gongyi Advertising Media Ltd., or Dongding, a company that has exclusive rights to build and operate, in locations throughout Beijing such as mall parking lots, schools and residential communities, outdoor billboards that display both public service content and commercial advertising throughout Beijing.
As we are new in the gas station media advertising and outdoor media advertising market, it may take us an extended period of time to obtain advertisers and market acceptance and to ramp up revenue from this new business. However, under all of our existing concession rights agreements regarding our gas station and outdoor media displays, we are required to pay periodic, fixed concession fees for the media platforms regardless of whether or not such platforms are used by advertisers.
We may also incur significant costs in maintaining and upgrading the gas station and outdoor traditional media platforms such as billboards, which are more vulnerable to weather and other accidental damages than indoor displays.
For the gas station media platforms we are allowed to operate under the Sinopec concession rights contract, there are approvals required from various levels of local governments for the operation of each outdoor media platform and not all existing platforms at the Sinopec gas stations are in full compliance with these requirements. Although we are using our best efforts to comply with all relevant laws and regulations and obtain all necessary certificates, registrations and approvals for the platforms we operate, due to the complexity of local laws and regulations governing these media platforms, there can be no assurance that we will be able to obtain or have all of the necessary approvals for which we do not currently hold all requisite approvals obtained or renewed in a timely manner, or at all. Any delay or failure in obtaining the necessary approvals may materially and adversely affect our business and prospects. Similarly, we face the same risks for the operation of outdoor media platforms through AM Outdoor and Dongding.
Our concession rights contract with Sinopec also sets forth a schedule which states that we must develop and begin operating a set number of gas station media platforms by certain dates, subject to various carveouts and exemptions. We cannot assure you that we can fulfill this schedule as anticipated under this concession rights agreement, and failure to fulfill the schedule may lead to termination of the relevant concession rights agreement by the other party.
For each new business into which we enter, we face competition from existing leading providers in that business; the same applies in the cases of gas station media advertising and outdoor media advertising markets. If we cannot successfully address the foregoing new challenges and compete effectively against the existing leading players in the field of gas station and outdoor media advertising, we may not be able to develop a sufficiently large advertiser base, recover costs incurred for developing and marketing our new business, and eventually achieve profitability from these businesses, and our future results of operations and growth prospects may be materially and adversely affected.

If advertising registration certificates are not obtained for our airport advertising operations where such registration certificates are deemed to be required, we may be subject to administrative sanctions, including the discontinuation of our advertisements at airports where the required advertising registration is not obtained.
Applicable PRC regulations promulgated by the State Administration for Industry and Commerce, or the SAIC, specify that advertisements placed inside or outside of the “departure halls” of airports are considered outdoor advertisements and must be registered with the local SAIC by “advertising distributors.” However, the terms “advertising distributors” and “departure halls” are not defined under any PRC laws and regulations. To ensure that our airport operations comply with the applicable laws and regulations, we have contacted the local SAICs in the cities where we have operations or intend to operate to see whether we need to apply for an advertising registration certificate. However, the local SAICs we consulted have expressed different views on whether the advertisements shown on our digital frames and digital TV screens would be regarded as outdoor advertisements and how to register those advertisements. As of the date of this annual report, only the Shanghai and Beijing SAICs have accepted our application and issued outdoor advertising registration certificates. Some local SAICs need more time to consider, while others do not require us to make such registrations.
We intend to register with the relevant SAICs if we are required to do so, but we cannot assure you that we will obtain any applicable registration certificates in compliance with the outdoor advertisement provisions, or at all. If a required registration is not obtained, the relevant local SAICs may require us to forfeit our relevant advertising income, impose administrative fines of up to RMB30,000 and/or require us to discontinue advertisements at airports where the required advertising registration is not obtained. Any of these government measures could materially and adversely affect our business and results of operations.
If we fail to obtain approvals for the inclusion of non-advertising content in our programs, we may be unable to continue to include such non-advertising content in our programs, which may cause our revenues to decline and our business and prospects to deteriorate.
Most of the digital frames and digital TV screens in our network include programs that consist of both advertising content and non-advertising content. The State Administration of Radio, Film or Television, or the SARFT, issued a circular which stated that displaying audio-video programs such as television news, films and television shows, sports, technology and entertainment through public audio-video systems located in automobiles, buildings, airports, bus or train stations, shops and other outdoor public systems must be approved by the SARFT.
The relevant authority in China has not promulgated any implementation rules on the procedure of applying for the requisite approval pursuant to this circular. We intend to obtain such approval for our non-advertising content, but we cannot assure you that we will be able to obtain such approval in compliance with this circular, or at all. If the requisite approval is not obtained, we will be required to eliminate non-advertising content from the programs displayed on our digital TV screens and advertisers may find our network less attractive and be unwilling to purchase advertising time slots and locations on our network, which may in turn cause our revenues to decline and our business and prospects to deteriorate.
Because we rely on third-party advertising agencies to help obtain advertisers, if we fail to maintain favorable relation with key third-party agencies or attract additional agencies on favorable terms, our business and results of operations could be materially and adversely affected.
We engage third-party advertising agencies to help obtain advertisers from time to time. We do not have long-term or exclusive agreements with these advertising agencies, including our key third-party advertising agencies, and cannot assure you that we will continue to maintain favorable relations with them. Furthermore, the fees we pay to these third-party advertising agencies constitute a significant portion of our cost of revenues. If we fail to retain key third-party advertising agencies or attract additional advertising agencies, we may not be able to retain existing advertisers or attract new advertisers or advertising agencies. If we fail to maintain favorable relations with these advertising agencies, the fees we pay them may significantly increase. If any of the above happens, our business and results of operations could be materially and adversely affected.

A limited number of advertisers historically accounted for a significant portion of our revenues and this dependence may reoccur in the future, which would make us more vulnerable to the loss of major advertisers or delays in payments from these advertisers.
A limited number of advertisers historically accounted for a significant portion of our revenues. Our top five advertisers collectively accounted for approximately 25.2%, 21.7% and 21.3% of our total revenues in the years ended December 31, 2007, 2008 and 2009, respectively. Our largest advertisers have changed from year to year primarily because of our limited operating history and rapid growth, broadened advertiser base and increased sales. However, given our limited operating history and the rapid growth of our industry, we cannot assure you that we will not be dependent on a small number of advertisers in the future.
If we fail to sell our services to one or more of our major advertisers in any particular period, or if a major advertiser purchases fewer of our services, fails to purchase additional advertising time on our network, or cancels some or all of its purchase orders with us, our revenues could decline and our operating results could be adversely affected. The dependence on a small number of advertisers could leave us more vulnerable to payment delays from these advertisers. We are required under some of our concession rights contracts to make prepayments and although we do receive some prepayments from advertisers, there is typically a lag between the time of our prepayment of concession fees and the time that we receive payments from our advertisers. As our business expands and revenues grow, we have experienced and may continue to experience an increase in our accounts receivable. If any of our major advertisers are significantly delinquent with its payments, our liquidity and financial conditions may be materially and adversely affected.
If we are unable to adapt to changing advertising trends and the technology needs of advertisers and consumers, we will not be able to compete effectively and we will be unable to increase or maintain our revenues, which may materially and adversely affect our business and results of operations.
The market for air travel advertising requires us to continuously identify new advertising trends and the technological needs of both advertisers and consumers, which may require us to develop new formats, features and enhancements for our advertising network. We currently play advertisements on digital frames through wireless networks, on digital TV screens in our network airports through closed-circuit television systems and on digital TV screens on our network airplanes mostly through video tapes. We may be required to incur development and acquisition costs to keep pace with new technology needs, but we may not have the financial resources necessary to fund and implement future technological innovations or to replace obsolete technology. We may also fail to respond to changing technology needs altogether.
We must be able to quickly and cost-effectively expand into additional advertising media and platforms beyond digital frames and digital TV screens if advertisers find these additional media and platforms to be more attractive and cost-effective. In addition, as the advertising industry is highly competitive and fragmented with many advertising agencies exiting and emerging, we must closely monitor the trends in the advertising agency community. We must maintain strong relationships with leading advertising agencies to ensure that we are reaching the leading advertisers and are responsive to the needs of both the advertising agencies and the advertisers.
If we fail to define, develop and introduce new formats, features and technologies on a timely and cost-effective basis, advertising demand for our advertising network may decrease and we may not be able to compete effectively or attract advertisers, which may materially and adversely affect our business and results of operations.
We face significant competition in the PRC advertising industry, and if we do not compete successfully against new and existing competitors, we may lose our market share, and our profits may be reduced.
We face significant competition in the PRC advertising industry. We compete for advertisers primarily on the basis of network size and coverage, location, price, program quality, the range of services offered and brand recognition. We compete for advertising dollars spent in the air travel advertising industry. We also compete for overall advertising spending with other alternative advertising media, such as Internet, street furniture, billboard and public transport advertising, and with traditional advertising media such as newspapers, television, magazines and radio. While we enjoy a large share of the market of the digital frames and digital TV screens located in airports and airplanes, we compete and will continue to compete with other media advertising platforms for which we do not have exclusivity, including billboards and light boxes. We may also face competition from new entrants into air travel advertising in the future.

Significant competition could reduce our operating margins and profitability and lead to a loss of market share. Some of our existing and potential competitors may have competitive advantages such as significantly greater brand recognition and financial, marketing or other resources, and may be able to mimic and adopt our business model. In addition, several of our competitors have significantly larger advertising networks than we do, which gives them an ability to reach a larger number of overall potential consumers and which may make them less susceptible than we are to downturns in particular advertising sectors, such as air travel. Moreover, significant competition will provide advertisers with a wider range of media and advertising service alternatives, which could lead to lower prices and decreased revenues, gross margins and profits focus. We cannot assure you that we will be able to successfully compete against new or existing competitors, and failure to compete may reduce for existing market share and profits.
Our results of operations are subject to fluctuations in the demand for air travel. A decrease in the demand for air travel may make it difficult for us to sell our advertising time slots and locations.
Our results of operations are directly linked to the demand for air travel, which fluctuates greatly from period to period, and is subject to seasonality due to holiday travel and weather conditions as well as the following factors:
•	Downturns in the economy. Business travel is one of the primary drivers of the air travel industry; it tends to increase in times of economic growth and decrease in times of economic slowdown. The recent economic downturn has led to an overall lower number of air passengers in China, which may in turn lead to lower advertiser spending on our air travel advertising network.

•	Terrorist attacks or fear of such attacks. The terrorist attacks of September 11, 2001 in the U.S. involving commercial aircraft severely and adversely affected the air travel industry throughout the world. Additional terrorist attacks or fear of such attacks, even if not made directly on the air travel industry, may negatively affect the air travel industry and reduce the demand for air travel.

•	Additional security measures regarding air travel. Terrorist attacks have lead to significantly increased security costs and associated passenger inconvenience. Since September 11, 2001, relevant authorities in the U.S., China and other countries have implemented numerous security measures that affect airport and airline operations and costs. These increasingly stringent security measures have lead to higher costs for airports and airlines and may cause some air travelers to consider other travel options, which may in turn lead to higher concession fees and reduced advertising demand for us.

•	Plane crashes or other accidents. An aircraft crash or other accident could create a public perception that air travel is not safe or reliable, which could result in air travelers being reluctant to fly. Significant aircraft delays due to capacity constraints, weather conditions or mechanical problems could also reduce demand for air travel, especially for shorter domestic flights.
If the demand for air travel decreases for any of these or other reasons, advertisers may be reluctant to advertise on our network and we may be unable to sell our advertising time slots or locations or charge premium prices.
If we fail to manage our growth effectively, we may not be able to take advantage of market opportunities, execute our expansion strategies or meet the demands of our advertisers.
We have experienced a period of rapid growth and expansion that has placed, and continues to place, significant strain on our management personnel, systems and resources. We must continue to expand our operations to meet the demands of advertisers for broader and more diverse network coverage. To accommodate our growth, we anticipate that we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems, all of which require substantial management efforts.

We will also need to continue to expand, train, manage and motivate our workforce as well as manage our relationships with airports, airlines, gas stations and other locations where we have concession rights to displays and third-party non-advertising content providers. We must add sales and marketing offices and personnel to service relationships with new airports, gas stations and other locations that we aim to add as part of our network. As we add new digital frames, digital TV screens and other media platforms, we will incur greater maintenance costs to maintain our equipment.
All of these endeavors will require substantial managerial efforts and skill, and incur additional expenditures. We cannot assure you that we will be able to manage our growth effectively, and we may not be able to take advantage of market opportunities, execute our expansion strategies or meet the demands of our advertisers.
Past and future acquisitions may have an adverse effect on our ability to manage our business.
We have acquired and plan to continue to acquire businesses, technologies, services or products which are complementary to our core air travel advertising network business. Past and future acquisitions may expose us to potential risks, including risks associated with:
•	the integration of new operations, services and personnel;
•	unforeseen or hidden liabilities;
•	the diversion of resources from our existing business and technology; or
•	failure to achieve the intended objectives of our acquisitions.
Any of these potential risks could have a material and adverse effect on our ability to manage our business, our revenues and net income.
We may need to raise additional debt or sell additional equity securities to make future acquisitions. The raising of additional debt funding by us, if required, would increase debt service obligations and may lead to additional operating and financing covenants, or liens on our assets, that would restrict our operations. The sale of additional equity securities could cause additional dilution to our shareholders.
We do not expect to sustain our recent rates of growth in revenue or the numbers of airports or digital frames in our network, and the number of our digital TV screens in airports may decline in the future.
We have experienced significant growth in revenues in recent years. Our net revenues and the number of our network airports and the number of digital frames in these airports increased from 2007 to 2009. We cannot assure you that we can continue to achieve similar rates of growth in revenues or the number of airports or digital frames in our network in the future. In addition, the number of our digital TV screens in airports increased from 2007 to 2008 but experienced a decline in 2009. We cannot assure you that there will not be declines in the number of our digital TV screens in airports in the future.
Our quarterly and annual operating results are difficult to predict and have fluctuated and may continue to fluctuate significantly from period to period.
Our quarterly and annual operating results are difficult to predict and have fluctuated and may continue to fluctuate significantly from period to period based on the seasonality of air travel, consumer spending and corresponding advertising trends in China. Air travel and advertising spending in China generally tend to increase during major national holidays in October and tend to decrease during the first quarter of each year. Air travel and advertising spending in China is also affected by certain special events such as the 2010 World Exposition in Shanghai and related government measures. As a result, you may not be able to rely on period-to-period comparisons of our operating results as an indication of our future performance. Other factors that may cause our operating results to fluctuate include a deterioration of economic conditions in China and potential changes to the regulation of the advertising industry in China. If our revenues for a particular quarter are lower than we expect, we may be unable to reduce our operating costs and expenses for that quarter by a corresponding amount, and it would harm our operating results for that quarter relative to our operating results for other quarters.

Our business depends substantially on the continuing efforts of our senior executives and other key employees, and our business may be severely disrupted if we lose their services.
Our future success heavily depends upon the continued services of our senior executives and other key employees. We rely on their industry expertise, their experience in business operations and sales and marketing, and their working relationships with our advertisers, airports and airlines, and relevant government authorities.
If one or more of our senior executives and other key employees were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all. If any of our senior executives and other key employees joins a competitor or forms a competing company, we may lose advertisers, suppliers, key professionals and staff members. Each of our executive officers and other key employees has entered into an employment agreement with us which contains non-competition provisions. However, if any dispute arises between any of our executive officers and other key employees and us, we cannot assure you the extent to which any of these agreements could be enforced in China, where most of these executive officers and other key employees reside, in light of the uncertainties with China’s legal system. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could limit the legal protections available to us or result in substantial costs and the diversion of resources and management attention.”
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
Our management has concluded that our internal control over financial reporting was effective as of December 31, 2009. Our independent registered public accounting firm has issued an audit report, which is included elsewhere in this annual report, that has concluded that we maintained, in all material aspects, effective internal control over financial reporting as of December 31, 2009. However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could negatively affect the reliability of our financial information and reduce investors’ confidence in our reported financial information, which in turn could result in lawsuits being filed against us by our shareholders, otherwise harm our reputation or negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.
We may need additional capital which, if obtained, could result in dilution or significant debt service obligations. We may not be able to obtain additional capital on commercially reasonable terms, which could adversely affect our liquidity and financial position.
We may require additional cash resources due to changed business conditions or other future developments. If our current resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of convertible debt securities or additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations and liquidity.
In addition, our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:
•	investors’ perception of, and demand for, securities of alternative advertising media companies;
•	conditions of the market;

•	our future results of operations, financial condition and cash flows; and
•	PRC governmental regulation of foreign investment in advertising services companies in China.
We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. Any failure to raise additional funds on favorable terms could have a material adverse effect on our liquidity and financial condition.
Compliance with PRC advertising laws and regulations may be difficult and could be costly, and failure to comply could subject us to government sanctions.
As an air travel advertising service provider, we are obligated under PRC laws and regulations to monitor the advertising content shown on our network for compliance with applicable law. Violation of these laws or regulations may result in penalties, including fines, confiscation of advertising fees, orders to cease dissemination of the offending advertisements and orders to publish advertisements correcting the misleading information. In case of serious violations, the PRC authorities may revoke our license for advertising business operations. In general, the advertisements shown on our network have previously been broadcast over public television networks and have been subjected to internal review and verification by such networks, but we are still required to independently review and verify these advertisements for content compliance before displaying them. In addition, if a special government review is required for certain product advertisements before they are shown to the public, we are required to confirm that such review has been performed and approval obtained. For advertising content related to certain types of products and services, such as food products, alcohol, cosmetics, pharmaceuticals and medical procedures, we are required to confirm that the advertisers have obtained requisite government approvals, including review of operating qualifications, proof of quality inspection of the advertised products, government pre-approval of the contents of the advertisement and filing with local authorities.
We endeavor to comply with such requirements through means such as requesting relevant documents from the advertisers. However, we cannot assure you that each advertisement that a advertiser provides to us and which we include in our network programs is in full compliance with all relevant PRC advertising laws and regulations or that such supporting documentation and government approvals provided to us are complete. Although we employ qualified advertising inspectors who are trained to review advertising content for compliance with relevant PRC laws and regulations, the content standards in the PRC are less certain and less clear than those in more developed countries such as the U.S. and we cannot assure you that we will always be able to properly review all advertising content to comply with the PRC standards imposed on us with certainty.
We may be subject to, and may expend significant resources in defending against government actions and civil suits based on the content we provide through our advertising network.
Because of the nature and content of the information displayed on our network, civil claims may be filed against us for fraud, defamation, subversion, negligence, copyright or trademark infringement or other violations. Offensive and objectionable content and legal standards for defamation and fraud in China are less defined than in other more developed countries and we may not be able to properly screen out unlawful content. If consumers find the content displayed on our network to be offensive, airports, airlines or gas stations where we have our media may seek to hold us responsible for any consumer claims or may terminate their relationships with us.
In addition, if the security of our content management system is breached and unauthorized images, text or audio sounds are displayed on our network, viewers or the PRC government may find these images, text or audio sounds to be offensive, which may subject us to civil liability or government censure despite our efforts to ensure the security of our content management system. Any such event may also damage our reputation. If our advertising viewers do not believe our content is reliable or accurate, our business model may become less appealing to viewers in China and our advertisers may be less willing to place advertisements on our network.

We may be subject to intellectual property infringement claims, which may force us to incur substantial legal expenses and, if determined adversely against us, may materially and adversely affect our business.
Our commercial success depends to a large extent on our ability to operate without infringing the intellectual property rights of third parties. We cannot assure you that our displays or other aspects of our business do not or will not infringe patents, copyrights or other intellectual property rights held by third parties. We may become subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. If we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property, incur licensing fees or be forced to develop alternatives. In addition, we may incur substantial expenses and diversion of management time in defending against these third-party infringement claims, regardless of their merit. Successful infringement or licensing claims against us may result in substantial monetary liabilities, which may materially and adversely affect our business.
We have limited insurance coverage in China, and any business disruption or litigation we experience may result in our incurring substantial costs and the diversion of resources.
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
Our business could be materially and adversely affected by an epidemic or outbreak in China such as the ones for severe acute respiratory syndrome, or SARS, or avian flu. Such epidemics or outbreaks tend to negatively impact air travel. For example, the SARS outbreak in 2003 and 2004 alarmed air travelers around the world, raising issues pertaining to health and travel and significantly deterred air travel, materially and adversely affecting the air travel industry. From 2005 to 2009, there have been reports on the occurrence of avian flu in various parts of China, including a few confirmed human cases and deaths. More recently, human cases of swine flu virus infection have been identified internationally. In April 2009, a new strain of influenza A virus subtype H1N1, commonly referred to as “swine flu,” was first discovered in North America and quickly spread to other parts of the world, including China. In early June 2009, the World Health Organization declared the swine flu outbreak to be a pandemic, while noting that most of the illnesses were of moderate severity. The PRC Ministry of Health has reported several hundred deaths caused by swine flue.
A new outbreak of SARS, increased outbreaks of avian flu or swine flu or the occurrence of other epidemics may resulting a significant drop in demand for air travel and/or cause health or other government authorities to require us to close our offices or businesses, including airports and airline operations which comprise the primary locations where we provide our advertising services. Any of these events could materially and adversely affect our financial condition and results of operations.
If one or more of our PRC subsidiaries fails to maintain or obtain qualifications to receive PRC preferential tax treatments, we will be required to pay more taxes, which may have a material adverse effect on our result of operations.
The PRC Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008, imposes an uniform income tax rate of 25% on most domestic enterprises and foreign investment enterprises. Under this law, entities that qualify as “high and new technology enterprises strongly supported by the state” are entitled to the preferential income tax rate of 15%. A company’s status as a “high and new technology enterprise strongly supported by the state” is valid for three years, after which the company must re-apply for such qualification in order to continue to enjoy the preferential income tax rate. In addition, according to relevant guidelines, “new software enterprises” can enjoy an income tax exemption for two years beginning with their first profitable year and a 50% tax reduction to a rate of 12.5% for the subsequent three years.

AirMedia Technology (Beijing) Co., Ltd., or AM Technology, was recognized as a “high and new technology enterprise supported by the state,” or HNTE, under the new rules and therefore, it is entitled to enjoy a preferential Enterprise Income Tax, or EIT, rate of 15%. It was also eligible for a 50% tax reduction from 2009 to 2011 under the applicable tax laws and regulations that were in effect before January 1, 2008 , the date the EIT Law came into effect. As a result, AM Technology was subject to the effective tax rate of 7.5% in 2009.
On April 21, 2010, the State Administration of Taxation issued the Circular “In respect of Further Clarifying the Implementation Scope of Preferential EIT Rate during Transition Periods,” which gives further guidance on the appropriate tax rate that an entity enjoys as a HNTE in addition to guidance on other preferential treatment. Uncertainties as to the interpretation of the Circular exist. Consequently, the tax rate to which AM Technology may ultimately be subject to for 2010 and 2011 could be higher than 7.5%, but not more than 15%. From 2012 onward, AM Technology may be subject to a preferential EIT at the rate of 15% as long as it maintains its status as a HNTE.
Xi’an AirMedia Chuangyi Technology Co., Ltd., or Xi’an AM, qualified as a “software enterprise” in August 2008 by the Technology Information Bureau of Shaanxi Province and has received a written approval from Xi’an local tax bureau that it is granted a two-year exemption from EIT commencing on its first profitable year and a 50% reduction of the 25% EIT rate for the succeeding three years. Shenzhen AirMedia Information Technology Co., Ltd., or Shenzhen AM, was subject to a 15% preferential tax EIT rate in 2007 as it is located in Shenzhen and then was subject to EIT on its taxable income from 2008 at the gradual rate as set out in Circular 39. Since Shenzhen AM is also qualified as a “manufacturing foreign-invested enterprise” incorporated prior to the effectiveness of the EIT Law, it is further entitled to a two-year exemption from EIT for years 2008 and 2009 and preferential rates of 11%, 12% and 12.5% for the year 2010, 2011 and 2012, respectively. Hainan Jinhui Guangming Media Advertising Co., Ltd., or Hainan Jinhui, is subject to EIT on the taxable income at the gradual rate, which was 18% in 2008 and 20% in 2009, and will be 22% in 2010, 24% in 2011 and 25% in 2012 at the gradual rate as set out in Circular 39.
We cannot assure you that our PRC subsidiaries will be able to maintain or obtain qualifications to receive the above preferential tax treatments; we will be required to pay more taxes if they fail to become or continue to be eligible to receive PRC tax benefits, which may materially and adversely affect our business and results of operations.
Dividends payable to us by our wholly-owned operating subsidiaries may be subject to PRC withholding taxes, or we may be subject to PRC taxation on our worldwide income, and dividends distributed to our investors may be subject to more PRC withholding taxes under new PRC tax law.
Under the EIT Law and related regulations, dividends payable by a foreign-invested enterprise in China to its foreign investors who are non-resident enterprises are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The British Virgin Islands, or BVI, where our wholly owned subsidiary and the 100% shareholder of Shenzhen AM is incorporated, does not have such a tax treaty with China. Air Media (China) Limited, the 100% shareholder of AM Technology, is incorporated in Hong Kong. According to the Mainland and Hong Kong Special Administrative Region Arrangement on Avoiding Double Taxation or Evasion of Taxation on Income between China and Hong Kong and the relevant rules, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise). However, under recently implemented PRC regulations, now our Hong Kong subsidiary must obtain approval from the competent local branch of the State Administration of Taxation in accordance with the double-taxation agreement among the PRC and Hong Kong in order to enjoy the 5% preferential withholding tax rate. In February 2009, the State Administration of Taxation issued a new notice, or Notice No. 81. According to Notice No. 81, in order to enjoy the preferential treatment on dividend withholding tax rates, an enterprise must be the “beneficial owner” of the relevant dividend income, and no enterprise is entitled to enjoy preferential treatment pursuant to any tax treaties if such enterprise qualifies for such preferential tax rates through any transaction or arrangement, the major purpose of which is to obtain such preferential tax treatment. The tax authority in charge has the right to make adjustments to the applicable tax rates, if it determines that any taxpayer has enjoyed preferential treatment under tax treaties as a result of such transaction or arrangement. In October 2009, the State Administration of Taxation issued another notice on this matter, or Notice

No. 601, to provide guidance on the criteria to determine whether an enterprise qualifies as the “beneficial owner” of the PRC sourced income for the purpose of obtaining preferential treatment under tax treaties. Pursuant to Notice No. 601, the PRC tax authorities will review and grant tax preferential treatment on a case-by-case basis and adopt the “substance over form” principle in the review. Notice 601 specifies that a beneficial owner should generally carry out substantial business activities and own and have control over the income, the assets or other rights generating the income. Therefore, an agent or a conduit company will not be regarded as a beneficial owner of such income. Since the two notices were issued, it has remained unclear how the PRC tax authorities will implement them in practice and to what extent they will affect the dividend withholding tax rates for dividends distributed by our subsidiaries in China to our Hong Kong subsidiary. If the relevant tax authority determines that our Hong Kong subsidiary is a conduit company and does not qualify as the “beneficial owner” of the dividend income it receives from our PRC subsidiaries, the higher 10% withholding tax rate may apply to such dividends.
Under the EIT Law and related regulations, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a PRC resident enterprise and is subject to the EIT at the rate of 25% on its worldwide income. The related regulations define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or SAT Circular 82, on April 22, 2009. SAT Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled overseas-incorporated enterprise is located in China. Although SAT Circular 82 applies only to overseas registered enterprises controlled by PRC enterprises, not to those controlled by PRC individuals, the determining criteria set forth in Circular 82 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether or not they are controlled by PRC enterprises or individuals. If we are deemed a PRC resident enterprise, we may be subject to the EIT at 25% on our global income, except that the dividends we receive from our PRC subsidiaries may be exempt from the EIT to the extent such dividends are deemed as “dividends among qualified PRC resident enterprises.” If we are considered a resident enterprise and earn income other than dividends from our PRC subsidiaries, a 25% EIT on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.
With the 10% PRC dividend withholding tax, we will incur an incremental PRC tax cost when we distribute our PRC profits to our ultimate shareholders if we are deemed not to be a PRC resident enterprise. On the other hand, if we are determined to be a PRC resident enterprise under the EIT Law and receive income other than dividends, our profitability and cash flow would be adversely impacted due to our worldwide income being taxed in China under the EIT Law.
Moreover, under the EIT Law, foreign ADS holders may be subject to a 10% withholding tax upon dividends payable by us and gains realized on the sale or other disposition of ADSs or ordinary shares, if we are classified as a PRC resident enterprise and such income is deemed to be sourced from within the PRC. Although we are incorporated in the Cayman Islands, it is unclear whether the dividends payable by us or the gains our foreign ADS holders may realize on disposition will be regarded as income from sources within the PRC if we are classified as a PRC resident enterprise. Any such tax on our dividend payments will reduce the returns of your investment.
Risks Related to Our Corporate Structure
If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with PRC governmental restrictions on foreign investment in the advertising industry and in the operating of non-advertising content, our business could be materially and adversely affected.
Substantially all of our operations are conducted through contractual arrangements with our consolidated variable interest entities in China, Beijing AirMedia Advertising Co., Ltd., or AM Advertising, Beijing Shengshi Lianhe Advertising Co., Ltd., or Shengshi Lianhe, Beijing AirMedia UC Advertising Co., Ltd., or AirMedia UC, and Beijing Yuehang Digital Media Advertising Co., Ltd., or AM Yuehang. Although PRC regulations currently permit 100% foreign ownership of companies that provide advertising services, any foreign entities that invest in the advertising services industry are required to have at least three years of direct operations in the advertising industry outside of China. In addition, PRC regulations currently prohibit foreign investment in the production and operation of any non-advertising content. We do not currently directly operate an advertising business outside of China and thus cannot qualify under PRC regulations until three years after we commence any such operations outside of China or until we acquire a company that has directly operated an advertising business outside of China for the required period of time. Accordingly, our three subsidiaries, AM Technology, Shenzhen AM and Xi’an AM are currently ineligible to apply for the required licenses for providing advertising services in China.

Our advertising business is primarily provided through our contractual arrangements with our four consolidated variable interest entities in China. These entities directly operate our advertising network, enter into concession rights contracts and sell advertising time slots and locations to our advertisers. We have contractual arrangements with these variable interest entities pursuant to which we, through AM Technology, provide technical support and consulting services to these entities. We also have agreements with our variable interest entities and each of their shareholders that provide us with the substantial ability to control these entities. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”
Each shareholder of our variable interest entities has pledged relevant equity interests in our variable interest entities to AM Technology under equity pledge agreements. This pledge was duly created by recording the pledge on AM Technology’s register of shareholders in accordance with the PRC Security Law, which governed the validity of such pledge prior to the effectiveness of the PRC Property Rights Law. According to the PRC Property Rights Law and relevant registration rules, such pledge will be effective upon registration with the relevant administration for industry and commerce. AM Technology is in the process of applying for such registration with the local administration for industry and commerce. Before the completion of such registration procedure, we cannot assure you that the effectiveness of such pledge can be recognized in PRC courts if disputes arise on certain pledged equity interest or that AM Technology’s interests as pledgee will prevail over those of third parties.
If we or any of our variable interest entities are found to be in violation of any existing or future PRC laws or regulations or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:
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
The imposition of any penalties may result in a material and adverse effect on our ability to conduct our business.
We rely on contractual arrangements with our consolidated variable interest entities and their shareholders for a substantial portion of our China operations, which may not be as effective as direct ownership in providing operational control.
We rely on contractual arrangements with AM Advertising, Shengshi Lianhe, AirMedia UC and AM Yuehang to operate our advertising business. For a description of these arrangements, see “Item 4. Information on the Company—C. Organizational Structure” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” These contractual arrangements may not be as effective as direct ownership in providing control over our variable interest entities. Under these contractual arrangements, if our variable interest entities or their shareholders fail to perform their respective obligations, we may have to incur substantial costs and resources to enforce such arrangements and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief and claiming damages, which we cannot assure you will be effective.
Many of these contractual arrangements are governed by PRC law and provide for disputes to be resolved through arbitration or litigation in the PRC. The legal environment in the PRC is not as developed as in other jurisdictions such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements, which may make it difficult to exert effective control over our variable interest entities, and our ability to conduct our business may be negatively affected.

Contractual arrangements we have entered into among our subsidiaries and variable interest entities may be subject to scrutiny by the PRC tax authorities and a finding that we owe additional taxes could substantially increase our taxes owed and reduce our net income and the value of your investment.
Under PRC law, arrangements and transactions among related parties may be audited or challenged by the PRC tax authorities. If any transactions we have entered into among AM Technology and our variable interest entities are found not to be on an arm’s length basis, or to result in an unreasonable reduction in tax under PRC law, the PRC tax authorities have the authority to disallow our tax savings, adjust the profits and losses of our respective PRC entities and assess late payment interest and penalties. A finding by the PRC tax authorities that we are ineligible for the tax savings we achieved would substantially increase our taxes owed and reduce our net income and the value of your investment.
We may rely principally on dividends and other distributions on equity paid by our wholly-owned operating subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our operating subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.
We are a holding company, and we may rely principally on dividends and other distributions on equity paid by AM Technology, Shenzhen AM and Xi’an AM for our cash requirements, including the funds necessary to service any debt we may incur. If AM Technology, Shenzhen AM or Xi’an AM incurs debt on its own behalf in the future, the instruments governing the debt may restrict the ability of these entities to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements AM Technology currently has in place with our variable interest entities in a manner that would materially and adversely affect AM Technology’s ability to pay dividends and other distributions to us.
Furthermore, relevant PRC laws and regulations permit payments of dividends by AM Technology, Shenzhen AM and Xi’an AM only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. Under PRC laws and regulations, AM Technology, Shenzhen AM and Xi’an AM are also required to set aside a portion of net income each year to fund certain reserve funds. These reserves are not distributable as cash dividends. In addition, subject to certain cumulative limits, the statutory general reserve fund requires annual appropriations of at least 10% of after-tax income to be set aside prior to payment of dividends until such reserve fund is equal to at least 50% of the respective registered capital of AM Technology, Shenzhen AM or Xi’an AM. As a result of these PRC laws and regulations, our PRC subsidiaries and our PRC variable interest entities have limited ability to transfer a portion of their net assets to us in the form of dividends, loans or advances.
Although none of Shenzhen AM, Xi’an AM or AM Technology has any present plan to pay any cash dividends to us in the foreseeable future, any limitation on the ability of AM Technology, Shenzhen AM or Xi’an AM to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, or otherwise fund and conduct our business.
Risks Related to Doing Business in China
Adverse changes in the political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our services and have a material adverse effect on our competitive position.
Substantially all of our assets are located in China and substantially all of our revenues are derived from our operations in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by China’s economic, political and legal developments. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement and the level and growth rate of economic development.

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
We conduct our business primarily through AM Technology, Shenzhen AM and Xi’an AM, which are subject to PRC laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly-foreign owned companies. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. PRC legislation and regulations afford significant protections to various forms of foreign investments in China, but since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and the enforcement of these laws, regulations and rules involve uncertainties, which may limit the legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and the diversion of resources and management attention.
Fluctuations in the value of the Renminbi may have a material adverse effect on your investment.
The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The PRC government has permitted the Renminbi to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Since reaching a high against the U.S. dollar in July 2008, the Renminbi has traded within a narrow band against the U.S. dollar. As a consequence, the Renminbi has also fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar.
The reporting and functional currency of our Cayman Islands parent company is the U.S. dollar. However, substantially all of the revenues and expenses of our consolidated operating subsidiaries and affiliate entities are denominated in Renminbi. Substantially all of our sales contracts were denominated in Renminbi and substantially all of our costs and expenses is denominated in Renminbi. To the extent that we need to convert U.S. dollars into Renminbi for our operations, depreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of dividend distribution or for other business purposes, depreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue which will be exchanged into U.S. dollars and earnings from and the value of any U.S. dollar-denominated investments we make in the future.
Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited so that we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.
Restrictions on currency exchange may limit our ability to receive and use our revenues or financing effectively.
Substantially all of our revenues and expenses are denominated in Renminbi. We may need to convert a portion of our revenues into other currencies to meet our foreign currency obligations, including, among others, payments of dividends declared, if any, in respect of our ordinary shares or ADSs. Under China’s existing foreign exchange regulations, AM Technology, Shenzhen AM and Xi’an AM are able to pay dividends in foreign currencies, without prior approval from the State Administration of Foreign Exchange, or the SAFE, by complying with certain procedural requirements. However, we cannot assure you that the PRC government will not take measures in the future to restrict access to foreign currencies for current account transactions.

Foreign exchange transactions by our subsidiaries and variable interest entities in China under capital accounts continue to be subject to significant foreign exchange controls and require the approval of, or registration with, PRC governmental authorities. In particular, if we or other foreign lenders make foreign currency loans to our subsidiaries or variable interest entities in China, these loans must be registered with the SAFE, and if we finance them by means of additional capital contributions, these capital contributions must be approved by or registered with certain government authorities including the SAFE, the Ministry of Commerce or their local counterparts. These limitations could affect the ability our subsidiaries and variable interest entities in China to obtain foreign exchange through debt or equity financing, and could affect our business and financial condition.
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
Regulations promulgated by the SAFE require PRC residents and PRC corporate entities to register with local branches of the SAFE in connection with their direct or indirect offshore investment activities. These regulations apply to our shareholders who are PRC residents and may apply to any offshore acquisitions that we make in the future.
Under the SAFE regulations, PRC residents who make, or have previously made, direct or indirect investments in offshore companies, will be required to register those investments. In addition, any PRC resident who is a direct or indirect shareholder of an offshore company is required to file or update the registration with the local branch of the SAFE, with respect to that offshore company, any material change involving its round-trip investment, capital variation. The PRC subsidiaries of that offshore company are required to urge the PRC resident shareholders to make such updates. If any PRC shareholder fails to make the required SAFE registration or file or update the registration, the PRC subsidiaries of that offshore parent company may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation, to their offshore parent company, and the offshore parent company may also be prohibited from injecting additional capital into their PRC subsidiaries. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions, such as restrictions on distributing dividend to our offshore entities or monetary penalties against us.
We cannot assure you that all of our shareholders who are PRC residents will make or obtain any applicable registrations or approvals required by these SAFE regulations. The failure or inability of our PRC resident shareholders to comply with these SAFE registration procedures may subject us to fines and legal sanctions, restrict our cross-border investment activities, or limit our PRC subsidiaries’ ability to distribute dividends to or obtain foreign-exchange-dominated loans from our company.
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
Certain measures promulgated by the People’s Bank of China on foreign exchange for individuals set forth the respective requirements for foreign exchange transactions by PRC individuals under either the current account or the capital account. Implementing rules for these measures were promulgated by the SAFE which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen’s participation in the employee stock ownership plans or stock option plans of an overseas publicly-listed company. The SAFE also promulgated rules under which PRC citizens who are granted stock options by an overseas publicly-listed company are required, through a PRC agent or PRC subsidiary of such overseas publicly-listed company, to register with the SAFE and complete certain other procedures. We and our PRC employees who have been granted stock options are subject to these rules. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and legal sanctions. See “Item 4. Information on the Company—B. Business Overview—Regulation—SAFE Regulations on Offshore Investment by PRC Residents and Employee Stock Options.”

The M&A Rule sets forth complex procedures for acquisitions conducted by foreign investors which could make it more difficult to pursue growth through acquisitions.
The PRC Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rule, sets forth complex procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Part of our growth strategy includes acquiring complementary businesses or assets. Complying with the requirements of the M&A Rule to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit the completion of such transactions, which could affect our ability to expand our business or maintain our market share. In addition, if any of our acquisitions were subject to the M&A Rule and were found not to be in compliance with the requirements of the M&A Rule in the future, relevant PRC regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, or take other actions that could materially and adversely affect our business and results of operations.
Changes in laws and regulations governing air travel advertising or otherwise affecting our business in China may result in substantial costs and diversion of resources and may materially and adversely affect our business and results of operations.
There are no existing PRC laws or regulations that specifically define or regulate air travel advertising. It has been reported that the relevant PRC government authorities are currently considering adopting new regulations governing air travel advertising. We cannot predict the timing and effects of such new regulations. Changes in laws and regulations governing the content of air travel advertising and our business licenses or otherwise affecting our business in China may result in substantial costs and diversion of resources and may materially and adversely affect our business prospects and results of operations.
Risks Related to Our ADSs
The trading price of our ADSs has been and may continue to be volatile.
The trading price of our ADSs has been and may continue to be subject to wide fluctuations. During the year of 2009, the trading prices of our ADSs on The Nasdaq Global Market, or Nasdaq, ranged from US$3.80 to US$9.26 per ADS and the closing sale price on May 27, 2010 was US$4.14 per ADS. The price of our ADSs may fluctuate in response to a number of events and factors including: changes in the economic performance or market valuations of other advertising companies, conditions in the air travel advertising industry and the sales or perceived potential sales of additional ordinary shares or ADSs.
In addition, the securities market has from time to time experienced significant price and volume fluctuations unrelated to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs.
Additional sales of our ordinary shares in the public market, or the perception that these sales could occur, could also cause the market price of our ADSs to decline.

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
We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the U.S. Securities Act of 1933, as amended, or the Securities Act, or an exemption from the registration requirements is available. Under the deposit agreement, the depositary bank will not make rights available to you unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.
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
You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law, conduct substantially all of our operations in China and all of our directors and officers reside outside the United States.
We are incorporated in the Cayman Islands, and conduct substantially all of our operations in China through our subsidiaries and variable interest entities. All of our directors and officers reside outside the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult for you to effect service of process within the United States and bring an action against us or against these individuals in a U.S. court if you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and by the Companies Law (2009 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against us and our directors, actions by minority shareholders and the fiduciary responsibilities of our directors are to a large extent governed by the common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts.
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
We have included certain provisions in our memorandum and articles of association that could limit the ability of others to acquire control of our company and deprive our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions. The following provisions in our articles may have the effect of delaying or preventing a change of control of our company:
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
Our corporate actions are substantially controlled by our principal shareholders who could exert significant influence over important corporate matters, which may reduce the price of our ADSs and deprive you of an opportunity to receive a premium for your shares.
As of April 30, 2010, our principal shareholder, Herman Man Guo, beneficially owned approximately 29.9% of our outstanding ordinary shares. In addition, as of December 31, 2009, Global Gateway Investments Limited, a wholly-owned subsidiary of CDH China Growth Capital Management Company Limited, or CDH, beneficially owned approximately 19.9% of our outstanding ordinary shares. These shareholders, if acting together, could exert substantial influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders. In addition, these persons could divert business opportunities from us to themselves or others.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders.
Depending upon the value of our assets based on the market value of our ordinary shares and ADSs and the nature of our assets and income over time, we could be classified as a passive foreign investment company or PFIC, for U.S. federal income tax purposes. Based on the market price of our ADSs and ordinary shares and the composition of our income and assets, we believe that we were not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2009. However, we believe that there is a significant risk that we will be a PFIC for our taxable year ending December 31, 2010.
Although the law in this regard is unclear, we treat the consolidated variable interest entities and their subsidiaries as being owned by us for U.S. federal income tax purposes, because we control their management decisions but also because we are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we consolidate these entities’ operating results in our consolidated financial statements. If it were determined, however, that we are not the owner of the consolidated variable interest entities and their subsidiaries for U.S. federal income tax purposes, we would likely be treated as a PFIC for our taxable year ending on December 31, 2010 and any subsequent taxable year. Because the application of the PFIC rules is subject to ambiguity in several respects and, in addition, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year), we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2010 or any future taxable year. In particular, we believe that there is a significant risk that we will be a PFIC for our taxable year ending December 31, 2010 unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce active income. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The value of our assets will be determined based on the market price of our ADSs, which is likely to fluctuate. In addition, the composition of our income and assets will be affected by how, and how quickly, we utilize the cash (or other passive assets or investments) we have on hand or raise in any offering.
If we were treated as a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation— United States Federal Income Taxation”) held our ADS, or ordinary shares, certain adverse U.S. federal income tax consequences could apply to the U.S. Holder. For example, if we are a PFIC, U.S. Holders will become subject to increased tax liabilities under U.S. tax laws and regulations with respect to any gain recognized or the sale of our ADSs or ordinary shares and certain distributions, and will become subject to burdensome reporting requirements. Further, if we were a PFIC for any year during which a U.S. Holder held our ADSs or ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our ADSs or ordinary shares. See “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”
ITEM 4. INFORMATION ON THE COMPANY
A. History and Development of the Company
We are a Cayman Islands incorporated holding company that conducts operations through our subsidiaries, consolidated variable interest entities and the variable interest entities’ subsidiaries in China. We commenced operations in August 2005 in China through Shengshi Lianhe, a consolidated variable interest entity of our principal subsidiary, AM Technology. Later, we established additional PRC consolidated variable interest entities to conduct our operations in China. Substantially all of our current operations are conducted through contractual arrangements with these entities.
On November 7, 2007, we listed our ADSs on the Nasdaq under the symbol “AMCN.” We and certain of our then shareholders completed the initial public offering of 17,250,000 ADSs, representing 34,500,000 of our ordinary shares, on November 13, 2007.
In 2008, we acquired an airport gate bridge advertising business through purchasing 80% equity interest in Flying Dragon Media Advertising Co., Ltd., or Flying Dragon, and all of the equity interest in Excel Lead International Limited, or Excel Lead. Part of the consideration for the Excel Lead acquisition is a contingent consideration to be determined based on the performance of Excel Lead through 2010, in an aggregate amount of up to US$27.3 million in cash and 1,530,950 of our ordinary shares, or up to US$40.3 million in cash only at the sellers’ option.

In 2009 and the first quarter of 2010, we also added various additional media resources to our advertising network, including outdoors media in gas stations and urban locations. During 2009, we acquired 100% equity interests in each of Dominant City Ltd. and Beijing Union of Friendship Advertising Media Co. Ltd., which operate media resources in a number of airports including Guangzhou and Hangzhou airports, for a total consideration of US$7.8 million. In 2009, we also entered into an exclusive concession rights contract under which we will develop and operate outdoor advertising platforms such as billboards at gas stations belonging to Sinopec. In January 2010, we acquired 100% of the equity interest in Easy Shop Ltd. and 90% of the equity interest in AM Outdoor for a total consideration of US$13.9 million. We held 10% equity interest of AM Outdoor prior to the transaction. As a result of these transactions, we now hold 100% equity interest in AM Outdoor and operate unipole signs and other outdoor media across Beijing. In February 2010, we acquired 45% equity interest in Dongding, which has exclusive rights to build and operate billboards that display both public service content and commercial advertising throughout Beijing in locations such as shopping malls and parking lots. We held 30% equity interest of Dongding prior to the transaction. As a result of these transactions, we now hold 75% equity interest in Dongding.
Our principal executive offices are located at 17/F, Sky Plaza, No. 46 Dongzhimenwai Street, Dongcheng District, Beijing 100027, People’s Republic of China. Our telephone number at this address is +86-10-8438-6868 and our fax number is +86-10-8460-8658. Our registered office in the Cayman Islands is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.
B. Business Overview
Overview
We operate the largest digital media network in China dedicated to air travel advertising. We believe we have the largest market share of digital frames in airports, digital TV screens in airports and digital TV screens on airplanes in China. As of April 30, 2010, we operated digital frames in 33 airports in China and digital TV screens in 37 airports, including the 26 largest airports in China, which include the largest five airports in China: Beijing Capital International Airport, Guangzhou Baiyun International Airport, Shanghai Pudong International Airport, Shanghai Hongqiao International Airport and Shenzhen International Airport. In addition, we had contractual concession rights to place our programs on the routes operated by eight airlines, including the three largest airlines in China, Air China, China Southern Airlines and China Eastern Airlines.
In July 2008, we expanded into the traditional air travel advertising market. We currently hold contractual concession rights to place advertisements on gate bridges located in seven major airports in China; these advertisements include billboard advertisements and painted advertisements on the interior and exterior walls of gate bridges. In addition, we currently hold contractual concession rights to operate light boxes and billboards in Beijing Capital International Airport, Shenzhen International Airport and Wenzhou Yongqiang Airport.
We also hold concession rights to operate various traditional advertising media including billboards, light boxes and other media platforms out of the air travel sector. In addition to holding exclusive concession rights to develop and operate advertising media platforms at China’s leading network of gas stations owned by Sinopec, we also hold rights to build and operate billboards that display both public service content and commercial advertising, and the right to operate unipole signs and other outdoor media across Beijing.

Air travel advertising in China has grown significantly in recent years because of growth in China’s advertising market and air travel sector. By focusing on air travel advertising, we enable our advertisers to target air travelers in China, whom we believe are an attractive demographic for advertisers due to the fact that they have higher-than-average disposable income compared to the rest of China’s population. We strategically place our digital frames, digital TV screens and traditional media displays in high-traffic locations inside airports, particularly in areas where there tend to be significant waiting time, such as departure halls, security check areas, boarding gates, baggage claim areas and arrival halls. The digital TV screens on our network airplanes are located in highly visible locations in passenger compartments and on the backs of passenger seats. Furthermore, gate bridges on which we have coverage connect terminal gates with airplanes and are the areas through which every air passenger must pass before and after he or she boards airplanes. Our combined coverage in airports and on airplanes enables our programs to attract air travelers at multiple points during their travel experience, from check-in, boarding, flight time, to arrival.
We combine advertising contents with non-advertising content, such as weather, sports and comedy clips, in our digital TV screen programs. We have contracts with many Chinese TV stations such as Dragon TV, the Travel Channel and CCTV-5, to show video clips of their programs in airports and on airplanes. We also obtain TV programs such as documentaries and “hidden camera” type reality shows from other third-party content providers. We believe non-advertising program contents make air travelers more receptive to the advertisements included in our programs and ultimately make our programs more effective for our advertisers. Our standard programs in airports currently include 25 minutes of advertising content during each hour of programming and are shown for approximately 16 hours per day. The length of our in-flight programs typically ranges from approximately 45 minutes to an hour per flight, approximately five to 13 minutes of which consist of advertising content.
We derive revenues principally by selling advertising time slots and locations on our network to our advertisers, including both direct advertisers and advertising agencies. In the short term, we will focus on selling our current media resources and improve the utilization rates of our existing product lines. Before we obtain a higher level of profitability in our operations, we expect that we would not obtain significantly more media resources either inside or outside the air travel advertising sector. In the long term, however, we will continue to acquire new media platforms to provide a broader range of advertising services for our advertisers and to become a one-stop provider for air travel as well as other forms of advertising.
Advertising Network and Services
We primarily generate revenues from advertising services at the following platforms: digital frames in airports, digital TV screens in airports and on airplanes, traditional media in airports such as light boxes, billboards and painted advertisements and gas station media displays and other outdoor media displays outside of the air travel advertising sector.
Digital Frames in Airports
We operate a network of digital frames, strategically placed in areas of airports such as departure halls, terminals and arrival halls, where most of the air travelers congregate and spend significant time waiting. Our digital frames are high-definition liquid crystal display, or LCD, screens that change digital picture displays approximately every 5 to 15 seconds, varying from airport to airport. Our digital frames include standalone digital frames and TV-attached digital frames. Standalone digital frames display advertisements on vertical or horizontal display panels range in sizes from 42 to 108 inches. TV-attached digital frames consist of a vertical digital frame beneath a digital TV screen and are in sizes ranging from 47 to 55 inches. In response to advertiser advertising needs, we also own and operate digital frames of a much larger size in the airports of Beijing and Guangzhou. In both international and domestic arrival halls of Terminals 2 and 3 of the Beijing International Airport, we operate 44 108-inch LCD screens that measure four square meters (or 43.1 square feet) each; we also operate 12 108-inch LCD screens in departure halls, security checkpoints, luggage pickup and subway entrance areas inside Guangzhou Baiyun International Airport. In Guangzhou Baiyun International Airport we have three large-size LED screens, each measuring 76.0 square meters (or 818.4 square feet), above all of the domestic security check areas in Guangzhou Baiyun International Airport, forming a leading security checkpoint digital media display platform in China in terms of screen size. As of April 30, 2010, we operated 3,324 digital frames in 33 airports, 1,225 of which were standalone digital frames, including the 108-inch LCD display screens and large-size LED screens, and 2,099 of which were TV-attached digital frames. These 33 airports accounted for approximately 86% of the total air travelers in China in 2009, according to the General Administration of Civil Aviation of China. Our digital frames play advertising content repeatedly mainly in ten-minute cycles.

We believe digital frames provide an effective advertising platform to our advertisers. We sell our advertisements on digital frames in one-week units which affords scheduling flexibility and cost-effectiveness to our advertisers. In addition, as our digital frames are located in both domestic and international terminals in a number of airports, our advertisers can choose to place their advertisements in domestic terminals only, international terminals only or a mix of domestic and international terminals. This flexibility in terms of location selection provides our advertisers with the ability to tailor their advertisement packages to effectively attract their target audiences. We also continue to diversify the arrangement and placement of our digital frames to offer enhanced visual effects. For example, in Guangzhou Baiyun International Airport, we have some digital frames in sets of two or three screens together as a group, and In Shenzhen International Airport we put five screens together as a group. An advertisement can be displayed in one picture on multiple screens to better attract air travelers’ attention.
Digital TV Screens in Airports
We strategically place our digital TV screens in high-traffic areas of airports such as departure halls, security check areas, boarding gates, baggage claim areas and arrival halls, where there tend to be significant waiting time. A majority of our standard digital TV screens are 42-inch or 46-inchplasma display panels or LCDs. As of April 30, 2010, we operated 2,195 digital TV screens in 37 airports in China under various concession rights contracts. These 37 airports accounted for approximately 90% of the total air travelers in China in 2009, according to the General Administration of Civil Aviation of China.
Our airport programs consist of advertising and non-advertising content and are played for approximately 16 hours per day. Our non-advertising content is played in two-hour cycles, during which our advertising content is repeated hourly. During each hour, 25 minutes of the program consists of advertising content provided to us by our advertisers and the rest of the program consists of non-advertising content such as sports and entertainment content provided by third-party content providers. In addition to separate advertising messages or videos, which are updated weekly, we promote the brand names of our advertisers by naming our programs after their brand names. The non-advertising content consists of humor clips such as hidden camera shows and funny home videos, sports clips such as soccer, snooker and extreme sports, movie previews and interviews with celebrities, as well as the latest world fashion shows. These programs are generally updated monthly, with the programs in Shanghai Pudong and Hongqiao airports updated weekly.
Digital TV Screens on Airplanes
As of April 30, 2010, our programs were placed on digital TV screens on routes operated by eight airlines. The displays on our network airplanes, which have been installed by aircraft manufacturers, are located at the top of passenger compartments and on the back of passenger seats. The digital TV screens at the top of passenger compartments typically range from 9 inches to 50 inches in size, while the display screens on the back of passenger seats typically range from seven inches to nine inches in size. There are approximately 10 to 280 on an airplane. The TV system installed on each plane differs from one another according to the requirements of each specific airline. For instance, if the airline chooses to implement audio-video on demand, or AVOD, systems and personal TV, or PTV, systems, then it would have to install TV screens on the back of each and every seat on the airplane.
Our airplane display programs are played once for approximately 45 minutes to an hour per flight. Approximately five to 13 minutes of each program consist of advertising content provided to us by our advertisers and the rest of the program consists of non-advertising content. The non-advertising content on these planes includes travel shows, documentaries, sports and other content similar to that shown on our airport programs. We also promote brand names of our advertisers through our programs by naming our programs after their brand names or displaying their logos on the corner of the screens during the programs. We have obtained rights to play popular films on airplanes in our network. As most of the airplanes on which our programs are played use video tape or DVD players to play video messages and most of these airplanes only have one video tape or DVD player, passengers are not typically given a selection of channels and thus viewership of our programs is generally high.
Traditional Media in Airports
Our traditional media in airports currently includes light boxes and billboards in airports and billboards and painted advertisements on gate bridges in airports. As of April 30, 2010, we operated 525 light boxes and billboards mainly in three airports, including Beijing Capital International Airport and Shenzhen International Airport. As of April 30, 2010, we operated 114 billboard advertisements and 46 painted advertisements on the gate bridges mainly located in seven airports, including Beijing Capital International Airport and Guangzhou Baiyun International Airport.

Light box advertisements are static poster advertisements illuminated with back lighting and billboard advertisements are only static poster advertisements. The advertisements on gate bridges in airports include billboard and painted advertisements on interior or exterior walls of gate bridges.
In March 2010, we renegotiated contracts for a number of unprofitable traditional medias in an effort to improve our profitability and reduced our traditional media locations to 216 locations in Beijing Capital International Airport, which will reduce our concession fees by approximately US$10.3 million in 2010.
Other Media in Air Travel
We have logos for various display equipment in airports prominently displayed on these equipments, for which logos we charge advertising fees. Currently, we also operate 98 17-inch crystal TV screens on shuttle buses in Shanghai Pudong International and Shanghai Hongqiao airports.
Gas Station Media Network
In April 2009, we entered into an exclusive contract with Sinopec under which we obtained the concession right to develop and operate outdoor advertising platforms at all Sinopec gas stations located throughout China until December 31, 2014, with limited exceptions. This network consists of outdoor advertising platforms strategically placed in Sinopec gas stations where there is high visibility and significant waiting time. These outdoor advertising platforms consist of traditional advertising formats such as light boxes and billboards, and display advertising content in month-long slots. As of April 30, 2010, we had installed scrolling light boxes and billboards in a total of 939 Sinopec gas stations, of which 215 are located in Beijing, 280 in Shanghai, 99 in Shenzhen and the remaining 345 in 12 other cities across China.
Other Media Network
We have access to build and operate billboards that display both public service content and commercial advertising throughout Beijing in locations such as shopping malls and parking lots. We also currently operate approximately 36 unipole signs and other outdoor media in locations throughout Beijing.
We believe our recently developed outdoor media network provides an alternative advertising platform to our advertisers in addition to our existing air travel media network. We generally sell advertisements on outdoor media platforms in units of approximately one month long. We currently plan to focus on improving the utilization rates of our existing outdoor media network resources.
Our Sales Contracts
We offer advertisers 5-, 7.5-, 10-, 12- or 15-second time slots of advertising on our digital frames and 5-, 15- or 30-second time slots of advertising on our digital TV screens. Sales are made pursuant to written contracts with commitments ranging from one week to one and a half years. These digital frames and digital TV screens sales contracts typically fix the duration, time and frequency of advertisements. For billboards and light boxes, we offer advertisers spaces on a month-basis or a year-long basis; sales are made pursuant to written contracts with commitments ranging from a minimum of one month. These billboards and light boxes sales contracts typically fix the commencement date and duration of such advertisements.
Payments under certain sales contracts are subject to our advertisers’ receipt of monitoring reports which verify the proper display of the advertisements and payment terms mutually agreed by both parties. We generally require our advertisers to submit advertising content at least 10 working days for digital media and 14 working days for traditional media prior to the campaign start date, and reserve the right to refuse to display advertisements not in compliance with content requirements under PRC laws and regulations.

Our Concession Rights Contracts
Airports
As of April 30, 2010, we had 115 concession rights contracts to operate our digital frames, digital TV screens, other displays in our air travel network and traditional medias in 39 airports, including substantially 26 of the major airports in China; 49 of these concession rights contracts contained provisions granting us exclusive concession rights. The scope of the exclusivity, however, varies from contract to contract. Most of these exclusivity provisions limit the exclusivity to certain areas of an airport. For example, our contract with Guangzhou Baiyun International Airport granted us the exclusive right to operate all the closed-circuit displays located in the domestic and international arrival and departure areas. From March 2009, we have a concession rights contract with Beijing Capital International Airport to operate traditional advertising formats including billboards, light boxes and other formats at Terminals 1, 2, and 3 of Beijing Capital International Airport from April 1, 2009 to March 31, 2012. We also entered into a concession rights contract with Shenzhen International Airport to operate the light boxes in the arrival walkways of Terminals A and B of Shenzhen International Airport from April 1, 2009 to December 31, 2011. AirMedia began operating these traditional media on April 1, 2009. In the same contract, we also obtained concession rights to operate digital frames in the baggage claim areas in all of the three terminals from April 1, 2009 to March 31, 2012.
Most concession fees are fixed under our concession rights contracts with escalation clauses attached, meaning the fees undergo fixed levels of increases over each year of the agreement. Payments under concession rights contracts are usually due three months in advance, but payments under a few material concession rights contracts are due six months or one year in advance. The concession fees that we pay for our networks in each airport vary by each airport’s passenger volume and depend on the city where the airport is located. A majority of our concession rights contracts for our digital frames, digital TV screens and traditional media in airports have terms ranging from three to five years without any automatic renewal provisions. However, we can opt to renew the agreements three or five months before the expiration of certain concession rights contracts, on the condition that if another third party offers to enter into concession rights contracts in relation to the same media platforms, we shall have first right of refusal to renew our existing concession rights contracts on similar terms as those proposed by such third party. As of April 30, 2010, 26 out of 115 of our concession rights contracts to operate in airports would be subject to renewal by the end of 2010. The number of displays and placement locations are explicitly specified in the majority of our concession rights contracts.
In March 2010, we renegotiated contracts for a number of unprofitable traditional medias in an effort to improve our profitability and reduced our traditional media locations to 216 locations in Beijing Capital International Airport, which will reduce our concession fees by approximately US$10.3 million in 2010.
Airlines
Our programs are currently placed on digital TV screens located on routes operated by the following eight airlines:
•	China Southern Airlines;
•	China Eastern Airlines;
•	Air China;
•	Shanghai Airlines;
•	Shenzhen Airlines;
•	Air Macau;
•	Xiamen Airlines; and
•	Chengdu Airlines.

As of April 30, 2010, we had eight concession rights contracts to place our programs on these network airlines, all of which contained provisions granting us exclusive concession rights. The scope of the exclusivity, however, varies from contract to contract. Most of these exclusivity provisions limit the exclusivity to certain types of programs played on airplanes. For example, our concession rights contract for our programs on Air China granted us the exclusive right to operate the Air Panorama program, including both advertising and non-advertising content, that is played on all routes operated by Air China. Most of the concession fees are fixed by escalation clauses under the relevant concession rights contracts, and their amounts vary by the number of routes and airplanes, type of aircraft and the departure and destination cities.
Some of the concession rights contracts set forth the number and model of airplanes on which our programs can be played. As of April 30, 2010, four out of eight of our concession rights contracts to operate on airlines are subject to renewal by the end of 2010.
We hold 49% of the equity interests in a joint venture, Beijing Eastern Media Corporation, Ltd., or BEMC. BEMC is formed in partnership with China Eastern Media Corporation, Ltd., a subsidiary of China Eastern Group and China Eastern Airlines Corporation Limited operating the media resources of China Eastern Group, which holds 51% equity interests in BEMC. BEMC obtained concession rights of certain media resources from its shareholders, including the digital TV screens on airplanes of China Eastern Airlines, and paid concession fees to its shareholders as consideration. We believe this innovative strategic partnership further strengthened our relationship with China Eastern Group and helped to retain our contractual concession rights to operate our programs on China Eastern Airlines. As of April 30, 2010, BEMC also obtained media resources other than digital TV screens, including other existing media resources of China Eastern Airlines and new media resources to be developed through cooperative efforts by China Eastern Airlines and us.
Gas Station Media
We have a concession rights agreement with Sinopec under which we hold the right to exclusively operate all of the outdoor advertising media at Sinopec gas stations throughout China until December 31, 2014, except for those stations in a limited number of cities whose media platforms have previously been leased by Sinopec to third parties. For stations with existing media platform lease agreements with third parties, Sinopec will not renew the contracts with third parties when the contracts expire, and will deliver these media platforms to us within a reasonable period. Under this agreement, we must develop the outdoor advertising media, including scrolling light boxes and billboards, at Sinopec gas stations according to a plan of development that specifies we must be operating 3,500 locations by the third year and 8,000 locations by the sixth year of the date of the agreement. The concession fee is based on the actual number of developed gas stations and associated standard annual concession fee for each developed gas station. The concession rights agreement also includes fixed minimum concession fee payments for the years 2009, 2010 and 2011.
Advertisers, Sales and Marketing
Our Advertisers
Our advertisers purchase advertising time slots and locations on our advertising network either directly from us or through advertising agencies. Many advertisers negotiate the terms of the advertising purchase agreements directly with us, but we also rely on advertising agencies for a significant portion of our sales. Through December 31, 2009, a total of 463 advertisers have purchased advertising time slots and locations on our network, 248 of which purchased advertisements on our network directly from us and 215 of which purchased advertisements through advertising agencies.
Our top fifteen advertisers for 2009 included, in alphabetical order, Agricultural Bank of China, Audi, Bank of Communications, ChangYu Wine, China Minsheng Bank, China Unicom, Dongfeng Nissan, Great Wall Wine, HSBC, Hyundai Motor, Mercedes-Benz, Ping An Insurance, Samsung, Septwolves and Toyota, which collectively accounted for 42.0% of our revenue in 2009.
We have a broad base of international and domestic advertisers in various industries. In 2009, the top three industries that advertise on our network were automobile, finance and high-end food and beverages, based on revenues derived from advertisers in these industries which accounted for approximately 26.1%, 20.8% and 12.4% of our total revenues in 2009, respectively. For our outdoors media network, top advertisers also include companies in the real estate industry.

No single customer accounted for more than 10% of our total revenues for 2007, 2008 and 2009.
Sales and Marketing
We provide a number of services in connection with each advertiser’s advertising campaign. We rely on our experienced sales team to assist advertisers in structuring advertising campaigns by analyzing advertisers’ target audiences and consumer products and services. We conduct market research, consumer surveys, demographic analysis and other advertising industry research for internal use to help our advertisers to create effective advertisements. We also purchase or commission studies containing relevant market study data from third-party market research firms from time to time, and at the same time hire such research firms to evaluate the effects of our advertising, so as to evaluate the effectiveness of our network for our advertisers and to illustrate to our advertisers our ability to reach targeted demographic groups effectively.
Our experienced advertising sales team is organized by region and city with presence in 21 cities. Our regional marketing managers have an average of seven years of experience in the advertising industry in China. The members of our current sales team have an average of four years of sales experience in the advertising industry. We provide in-house education and training to our sales force to ensure they provide our current and prospective advertisers with comprehensive information about our services, the advantages of using our air travel advertising network as a marketing channel, and relevant information regarding the advertising industry. Our performance-linked compensation structure and career-oriented training are key drivers that motivate our sales employees.
We actively attend various public relation events to promote our brand image and the value of air travel digital advertising. We market our advertising services by displaying our name and logo on all of our digital frames, digital TV screens, light boxes and billboards in airports and gas stations and by placing advertisements on third-party media from time to time, including China Central Television. We also engage third-party advertising agencies to help source advertisers. Agency fees are calculated based on a pre-set percentage of revenues generated from the advertisers introduced to us by the agencies.
Pricing
The listing prices of our air travel advertising services depend on the traffic flow of each airport, the GDP, average income level and average commercial advertising budgets of major companies in the city in which each airport is located, the customer flow of each airline, the needs of each airport and airline as well as the number of time slots and display locations purchased. The listing prices of our advertising network in Sinopec gas stations depend on economic conditions, GDP, average discretionary income, average income levels and advertising trends in the cities in which the gas stations are located, taking into account the mainstream media advertising pricing and costs (including local news stations, newspapers, bus stop light boxes and outdoor signs) in each city as well as our own display equipment and resource costs for setting up such advertising network. Similar considerations apply to our outdoor media platforms. Going forward, we intend to review our listing prices periodically and make adjustments as necessary in light of market conditions.
Prices for advertisements on our network are fixed under our sales contracts with advertisers or advertising agencies, typically at a discount to our listing prices.
Programming
Most of our digital frames in airports play advertising content repeatedly in ten-minute cycles throughout the day. We compile each cycle from 12-second advertisements that are provided to us by advertisers. We generally update the contents displayed on our digital frames on a weekly basis.
A majority of our digital TV screens in airports play programs in a two-hour cycle repeatedly throughout the day and our digital TV screens on our network airplanes play programs ranging from 45 minutes to one hour once per flight. We compile each cycle from advertisements of 5-, 15- or 30-seconds in length provided by advertisers to us and from non-advertising content provided by third-party content providers. We generally create a programming list on a weekly and monthly basis for programs played in airports and on airlines, respectively. We create this list by first fixing the schedule for advertising content according to the respective sales contracts with our advertisers to guarantee the agreed duration, time and frequency of advertisements for each advertiser, then adding the non-advertising content to achieve an optimal blend of advertising and non-advertising content.

Substantially all of the advertising content on our network is provided by our advertisers. All of the advertising content displayed on our advertising network is reviewed by us to ensure compliance with PRC laws and regulations. See “—Regulation—Regulation of Advertising Services—Advertising Content.” We update advertising content for our programs played on the digital frames and digital TV screens in our network airports and airplanes on a weekly and monthly basis, respectively. Substantially all of the non-advertising content played on our network is provided by third-party content providers such as Dragon TV, the Travel Channel and various satellite and cable television stations and television production companies.
Our programming team edits, compiles and records into digital format all of our network programs according to the programming list. Each programming list and pre-recorded program is carefully reviewed by the head of the execution team to ensure the accuracy of the order, duration and frequency as well as the appropriateness of the programming content.
Display Equipment Supplies and Maintenance
The primary hardware required for the operation of our network are the digital frames and digital TV screens that we use in our media network. Our digital frames are flat-panel LCD displays. The majority of our digital TV screens consist of plasma display panels and LCDs. Maintaining a steady supply of our display equipment is important to our operations and the growth of our network. The top five suppliers of our digital frames in 2009 were Samsung, SHARP, Haier, HPC and Hitachi, which collectively provided 93.1% of our total digital frames. The top five suppliers of our digital TV screens in 2009 were Hitachi, Haier, Philips, TCL and Konka, which collectively provided 83.6% of our total digital TV screens. Our digital frame suppliers typically provide us with one- to two-year warranties while our TV screen suppliers typically provide us with one-year warranties.
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
For our traditional media platforms in airports, the primary hardware were already established when we purchased the traditional media from airports, and we do not incur significant maintenance costs in relation to these platforms. For our gas stations media network and outdoors media network, where the primary hardware consist of basic display equipments such as light boxes and billboards, such hardware were mostly established at the time of our entering into the relevant concession rights agreements; we incur insignificant construction and maintenance costs in relation to these equipment.
Customer Service
Our customer service team is responsible for contacting third-party research firms to compile evaluation reports based on selective sampling of the status of advertising on our network and providing advertisers with monthly monitoring reports once the relevant advertising campaign is launched on our network. At the same time, we also provide our advertisers with monthly reports prepared by third parties that verify the proper functioning of our displays and the proper dissemination of the advertisement; such reports are done through on-site evaluations and polls to analyze the effectiveness of and public reaction to the advertisements. In addition, our network airports and airlines as well as gas stations are also actively involved in the monitoring process.
Competition
We compete primarily with several different groups of competitors:
•	advertising companies that operate airport advertising networks, such as JC Decaux;
•	in-house advertising companies of airports and airlines that may operate their own advertising networks; and

•	other advertising media companies for advertising budgets, such as Internet, street furniture displays, billboard and public transport advertising companies, and with traditional advertising media, such as newspapers, television, magazines and radio, some of which may advertise in the airports in which we have exclusive contract rights to operate digital TV screens and some of which may advertise in the gas stations and other areas where we have our displays.
We compete for advertisers primarily on the basis of network size and coverage, location, price, program quality, range of services offered and brand recognition. Many of our competitors have a variety of competitive advantages over us, such as larger resources. Many competitors have a longer history than us in the out-of-home advertising industry and may have a more extensive network that extends beyond the air travel sector and offers a more diversified portfolio. This may make their network more attractive to advertisers and less reliant on a particular advertising sector. In addition, we may also face competition from new entrants into the air travel advertising sector in the future.
Intellectual Property
To protect our brand and other intellectual property, we rely on a combination of trademark and trade secret laws as well as confidentiality agreements with our employees, sales agents, contractors and others. We have registered two trademarks in China, including “” and “”. We cannot be certain that our efforts to protect our intellectual property rights will be adequate or that third parties will not infringe or misappropriate these rights.
We have registered our domain name www.AirMedia.net.cn with the Internet Corporation for Assigned Names and Numbers. We were granted one patent relating to Patent No. ZL2007 30288196.X in April 2009. We hold no copyrights.
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
Limitations on Foreign Ownership in the Advertising Industry
The Foreign Investment Industrial Guidance Catalogue, and relevant provisions provide that foreign investment projects are divided into four categories: encouraged, permitted, restricted and prohibited. The foreign investment projects that are encouraged, restricted and prohibited shall be listed in the Foreign Investment Industrial Guidance Catalogue. The foreign investment projects that do not fall into the categories of encouraged, restricted or prohibited projects are considered permitted foreign investment projects and are not listed in the Foreign Investment Industrial Guidance Catalogue. Applicable regulations and approval requirements vary based on the different categories. Investments in the PRC by foreign investors through wholly foreign-owned enterprises must be in compliance with the applicable regulations, and such foreign investors must obtain governmental approvals as required by these regulations. Since the advertising industry is not listed in the Foreign Investment Industrial Guidance Catalogue, it falls into the permitted foreign investment category.
The Administrative Regulations on Foreign-invested Advertising Enterprises require foreign entities that directly invest in the advertising industry to have at least two years of direct operations in the advertising industry outside of China. Since December 10, 2005, foreign investors have been permitted to directly own a 100% interest in advertising companies in China, but such foreign investors are required to be a company with advertising as its main business and to have at least three years of direct operations in the advertising industry outside of China. PRC laws and regulations do not permit the transfer of any approvals, licenses or permits, including business licenses containing a scope of business that permits engaging in the advertising industry. In the event we are permitted to acquire the equity interests of our variable interest entities under the rules allowing for complete foreign ownership, our variable interest entities would continue to hold the required advertising licenses consistent with current regulatory requirements.

Since we have not been involved in advertising outside of China for the required number of years, our domestic PRC operating subsidiaries are currently ineligible to conduct advertising business in China. Currently, our advertising business is mainly conducted through contractual arrangements with our consolidated variable interest entities in China, including AM Advertising, Shengshi Lianhe, AirMedia UC and AM Yuehang. Our variable interest entities are the major companies through which we provide advertising services in China. Our subsidiary, AM Technology, has entered into a series of contractual arrangements with our PRC operating affiliates and their respective subsidiaries and shareholders under which:
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
Regulation of Advertising Services
Business License for Advertising Companies
Under applicable regulations governing advertising businesses in China, companies that engage in advertising activities must obtain from the SAIC or its local branches a business license which specifically includes within its scope the operation of an advertising business. Companies conducting advertising activities without such a license may be subject to penalties, including fines, confiscation of advertising income and orders to cease advertising operations. The business license of an advertising company is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of any relevant law or regulation. We do not expect to encounter any difficulties in maintaining our business licenses. Each of our variable interest entities has obtained such a business license from the local branches of the SAIC as required by existing PRC regulations.

Advertising Content
PRC advertising laws and regulations set forth certain content requirements for advertisements in China, which include prohibitions on, among other things, misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisements for anesthetic, psychotropic, toxic or radioactive drugs are prohibited. The dissemination of tobacco advertisements via media is also prohibited as well as the display of tobacco advertisements in public areas. There are also specific restrictions and requirements regarding advertisements that relate to matters such as patented products or processes, pharmaceuticals, medical instruments, agrochemicals, foodstuff, alcohol and cosmetics. In addition, all advertisements relating to pharmaceuticals, medical instruments, agrochemicals and veterinary pharmaceuticals advertised through any media, together with any other advertisements subject to censorship by administrative authorities under relevant laws and administrative regulations, must be submitted to the relevant administrative authorities for content approval prior to dissemination. We do not believe that advertisements containing content subject to restriction or censorship comprise a material portion of the advertisements displayed on our network.
Advertisers, advertising operators and advertising distributors are required by PRC advertising laws and regulations to ensure that the content of the advertisements they prepare or distribute are true and in full compliance with applicable law. In providing advertising services, advertising operators and advertising distributors must review the prescribed supporting documents provided by advertisers for advertisements and verify that the content of the advertisements comply with applicable PRC laws and regulations. In addition, prior to distributing advertisements for certain items which are subject to government censorship and approval, advertising distributors are obligated to ensure that such censorship has been performed and approval has been obtained. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, the SAIC or its local branches may revoke violators’ licenses or permits for advertising business operations. Furthermore, advertisers, advertising operators or advertising distributors may be subject to civil liability if they infringe the legal rights and interests of third parties in the course of their advertising business.
Outdoor Advertising
The PRC Advertising Law stipulates that the exhibition and display of outdoor advertisements must not:
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
In addition to the Advertising Law, the SAIC promulgated the Outdoor Advertising Registration Administrative Regulations to govern the outdoor advertising industry in China. Outdoor advertisements in China must be registered with the local SAIC before dissemination. The advertising distributors are required to submit an application form and other supporting documents for registration. After review and examination, if an application complies with the requirements, the local SAIC will issue a certificate approving such advertisement. The content, format, specifications, periods and locations of dissemination of the outdoor advertisement must be filed with the local SAIC. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If advertising registration certificates are not obtained for our airport advertising operations where such registration certificates are deemed to be required, we may be subject to administrative sanctions, including the discontinuation of our advertisements at airports where the required advertising registration is not obtained.”

In addition, according to a relevant SARFT circular, displaying audio-video programs such as television news, films and television shows, sports, technology and entertainment through public audio-video systems located in automobiles, buildings, airports, bus or train stations, shops, banks and hospitals and other outdoor public systems must be approved by the SARFT. The relevant authority in China has not promulgated any implementation rules on the procedure of applying for the requisite approval pursuant to the SARFT circular. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If we fail to obtain approvals for including non-advertising content in our programs, we may be unable to continue to include such non-advertising content in our programs, which may cause our revenues to decline and our business and prospects to deteriorate.”
Regulations on Foreign Exchange
Under applicable PRC rules, the foreign exchange incomes of domestic entities and individuals can be remitted into China or deposited abroad, subject to the conditions and time limits to be issued by the SAFE. The Renminbi is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. Conversion of Renminbi for capital account items, such as direct investment, loan, security investment and repatriation of investment, however, is still subject to the approval of the SAFE or its qualified local branches. Foreign-invested enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from the SAFE or its qualified local branches. Capital investments by foreign-invested enterprises outside of China are also subject to limitations, including approval by the Ministry of Commerce, the SAFE and the State Development and Reform Commission or their respective qualified local branches.
Regulations on Dividend Distribution
Under applicable PRC regulations, wholly foreign-owned companies in the PRC may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. Additionally, these wholly foreign-owned companies are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until their cumulative total reserve funds have reached 50% of the companies’ registered capitals. At the discretion of these wholly foreign-owned companies, they may allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends except in the event of liquidation and cannot be used for working capital purposes.
In addition, under the EIT Law, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign investors who are non-resident enterprises will be subject to a 10% withholding tax unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. BVI, where our wholly owned subsidiary and the 100% shareholder of Shenzhen AM is incorporated, does not have such a tax treaty with China. Air Media (China) Limited, the 100% shareholder of AM Technology, is incorporated in Hong Kong. According to the Mainland and Hong Kong Special Administrative Region Arrangement on Avoiding Double Taxation or Evasion of Taxation on Income agreed between China and Hong Kong in August 2006, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise). In August 2009, the State Administration of Taxation released the Administrative Measures for Non-Residents Enjoying Tax Treaty Benefits (Trial Implementation), which took effect on October 1, 2009. Under these measures, our Hong Kong subsidiary needs to obtain approval from the competent local branch of the State Administration of Taxation in order to enjoy the preferential withholding tax rate of 5% in accordance with the Double Taxation Arrangement. In February 2009, the State Administration of Taxation issued a new notice, or Notice No. 81. According to Notice No. 81, in order to enjoy the preferential treatment on dividend withholding tax rates, an enterprise must be the “beneficial owner” of the relevant dividend income, and no enterprise is entitled to enjoy preferential treatment pursuant to any tax treaties if such enterprise qualifies for such preferential tax rates through any transaction or arrangement, the major purpose of which is to obtain such preferential tax treatment. The tax authority in charge has the right to make adjustments to the applicable tax rates, if it determines that any taxpayer has enjoyed preferential treatment under tax treaties as a result of such transaction or arrangement. In October 2009, the State Administration of Taxation issued another notice on this matter, or Notice No. 601, to provide guidance on the criteria to determine whether an enterprise qualifies as the “beneficial owner” of the PRC sourced income for the purpose of obtaining preferential treatment under tax treaties. Pursuant to Notice No. 601, the PRC tax authorities will review and grant tax preferential treatment on a case-by-case basis and adopt the “substance over form” principle in the review. Notice 601 specifies that a beneficial owner should generally carry out substantial business activities and own and have control over the income, the assets or other rights generating the income. Therefore, an agent or a conduit company will not be regarded as a beneficial owner of such income. Since the two notices were issued, it has remained unclear how the PRC tax authorities will implement them in practice and to what extent they will affect the dividend withholding tax rates for dividends distributed by our subsidiaries in China to our Hong Kong subsidiary. If the relevant tax authority determines that our Hong Kong subsidiary is a conduit company and does not qualify as the “beneficial owner” of the dividend income it receives from our PRC subsidiaries, the higher 10% withholding tax rate may apply to such dividends.

The EIT Law provides, however, that dividends distributed between qualified resident enterprises are exempted from the withholding tax. According to the Implementation Regulations of the EIT Law, the qualified dividend and profit distribution from equity investment between resident enterprises shall refer to investment income derived by a resident enterprise from its direct investment in other resident enterprises, except the investment income from circulating stocks issued publicly by resident enterprises and traded on stock exchanges where the holding period is less than 12 months. As the term “resident enterprises” needs further clarification and interpretation, we cannot assure you that the dividends distributed by AM Technology, Shenzhen AM and Xi’an AM to their direct shareholders would be regarded as dividends distributed between qualified resident enterprises and be exempted from the withholding tax.
Under the EIT Law and related regulations, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a PRC resident enterprise and is subject to the EIT at the rate of 25% on its worldwide income. The related regulations define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or SAT Circular 82, on April 22, 2009. SAT Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled overseas-incorporated enterprise is located in China. Although SAT Circular 82 applies only to overseas registered enterprises controlled by PRC enterprises, not to those controlled by PRC individuals, the determining criteria set forth in Circular 82 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether or not they are controlled by PRC enterprises or individuals.
Moreover, under the EIT Law, if we are classified as a PRC resident enterprise and such income is deemed to be sourced from within the PRC, foreign ADS holders may be subject to a 10% withholding tax upon dividends payable by us and gains realized on the sale or other disposition of ADSs or ordinary shares.
See “Item 3. Key Information — D. Risk Factors —Risks Related to our Business—Dividends payable to us by our wholly-owned operating subsidiaries may be subject to PRC withholding taxes, or we may be subject to PRC taxation on our worldwide income and dividends distributed to our investors may be subject to PRC withholding taxes under the new PRC tax law.”
SAFE Regulations on Offshore Investment by PRC Residents and Employee Stock Options
In October 2005, the SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Notice 75, which became effective as of November 1, 2005. SAFE Notice 75 suspends the implementation of two prior regulations promulgated in January and April of 2005 by the SAFE. SAFE Notice 75 states that PRC residents, whether natural or legal persons, must register with the relevant local SAFE branch prior to establishing or taking control of an offshore entity established for the purpose of overseas equity financing involving onshore assets or equity interests held by them. The term “PRC legal person residents” as used in SAFE Notice 75 refers to those entities with legal person status or other economic organizations established within the territory of the PRC. The term “PRC natural person residents” as used in SAFE Notice 75 includes all PRC citizens and all other natural persons, including foreigners, who habitually reside in the PRC for economic benefit. The SAFE implementation notice of November 24, 2005 further clarifies that the term “PRC natural person residents” as used under SAFE Notice 75 refers to those “PRC natural person residents” defined under the relevant PRC tax laws and those natural persons who hold any interests in domestic entities that are classified as “domestic-funding” interests.

PRC residents are required to complete amended registrations with the local SAFE branch upon: (i) injection of equity interests or assets of an onshore enterprise to the offshore entity, or (ii) subsequent overseas equity financing by such offshore entity. PRC residents are also required to complete amended registrations or filing with the local SAFE branch within 30 days of any material change in the shareholding or capital of the offshore entity, such as changes in share capital, share transfers, long-term equity or debt investments, and granting security interests. PRC residents who have already incorporated or gained control of offshore entities that have made onshore investment in the PRC before SAFE Notice 75 was promulgated must register their shareholding in the offshore entities with the local SAFE branch on or before March 31, 2006.
Under SAFE Notice 75, PRC residents are further required to repatriate into the PRC all of their dividends, profits or capital gains obtained from their shareholdings in the offshore entity within 180 days of their receipt of such dividends, profits or capital gains. The registration and filing procedures under SAFE Notice 75 are prerequisites for other approval and registration procedures necessary for capital inflow from the offshore entity, such as inbound investments or shareholders loans, or capital outflow to the offshore entity, such as the payment of profits or dividends, liquidating distributions, equity sale proceeds, or the return of funds upon a capital reduction.
In December 2006, the People’s Bank of China promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, or the PBOC Regulation, setting forth the respective requirements for foreign exchange transactions by PRC individuals under either the current account or the capital account. In January 2007, the SAFE issued implementing rules for the PBOC Regulation, which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen’s participation in the employee stock ownership plans or stock option plans of an overseas publicly-listed company. On March 28, 2007, the SAFE promulgated the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas Listed Company, or the Stock Option Rule. The purpose of the Stock Option Rule is to regulate foreign exchange administration of PRC domestic individuals who participate in employee stock holding plans and stock option plans of overseas listed companies.
According to the Stock Option Rule, if a PRC domestic individual participates in any employee stock holding plan or stock option plan of an overseas listed company, a PRC domestic agent or the PRC subsidiary of such overseas listed company shall, among others things, file, on behalf of such individual, an application with the SAFE to obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with stock holding or stock option exercises as PRC domestic individuals may not directly use overseas funds to purchase stock or exercise stock options. Concurrent with the filing of such application with the SAFE, the PRC subsidiary shall obtain approval from the SAFE to open a special foreign exchange account at a PRC domestic bank to hold the funds required in connection with the stock purchase or option exercise, any remitted principal or profits upon sales of stock, any dividends issued upon the stock and any other income or expenditures approved by the SAFE. The PRC subsidiary also is required to obtain approval from the SAFE to open an overseas special foreign exchange account at an overseas trust bank to hold overseas funds used in connection with any stock purchase.
All proceeds obtained by PRC domestic individuals from sales of stock shall be fully remitted back to China after relevant overseas expenses are deducted. The foreign exchange proceeds from these sales can be converted into Renminbi or transferred to such individual’s foreign exchange savings account after the proceeds have been remitted back to the special foreign exchange account opened at the PRC domestic bank. If the stock option is exercised in a cashless exercise, the PRC domestic individuals are required to remit the proceeds to the special foreign exchange account.
Although many issues relating to the Stock Option Rule still require further interpretation, we and our PRC employees who have been granted stock options are subject to the Stock Option Rule. If we or our PRC employees fail to comply with the Stock Option Rule, we and/or our PRC employees may face sanctions imposed by foreign exchange authority or any other PRC government authorities.
In addition, the State Administration of Taxation has issued a few circulars concerning employee stock options. Under these circulars, our employees working in China who exercise stock options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee stock options with relevant tax authorities and withhold individual income taxes of those employees who exercise their stock options. If our employees fail to pay and we fail to withhold their income taxes, we may face sanctions imposed by tax authorities or any other PRC government authorities.

C. Organizational Structure
The following diagram illustrates our corporate structure as of April 30, 2010:

Notes:
(1)	Dotted line denotes contractual arrangements with variable interest entities and their respective shareholders.

(2)	Shengshi Lianhe is 79.86% owned by Herman Man Guo, our founder, chairman, chief executive officer and an ultimate owner of our ordinary shares, 11.94% owned by Qing Xu, our director and an ultimate owner of our ordinary shares and 8.2% owned by Xiaoya Zhang, our president, interim chief financial officer, director and an ultimate owner of our ordinary shares.

(3)	AM Advertising is 96.76% owned by Shengshi Lianhe, 2.833% owned by Herman Man Guo, 0.241% owned by Qing Xu and 0.166% owned by Xiaoya Zhang.

(4)	AirMedia UC is 98.75% owned by AM Advertising, 1.035% owned by Herman Man Guo and 0.215% owned by Qing Xu.

(5)	AM Yuehang is 80% owned by James Zhonghua Feng, our chief operating officer and 20% owned by Tao Hong.
D. Property, Plants and Equipment
Our headquarters are located in Beijing, China, where we lease approximately 4,356 square meters (approximately 46887.6 square feet) of office space. Our branch offices lease approximately 4,864 square meters (approximately 52355.7 square feet) of office space in approximately 20 other locations.
In addition, we own approximately 405 square meters (approximately 4359.4 square feet) of office space in China.
ITEM 4A. UNRESOLVED STAFF COMMENTS
None.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements because of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report on Form 20-F. See “Forward-looking Statements.”
A. Operating Results
Factors Affecting Our Results of Operations
Our operating results are substantially affected by the following factors and trends.
Demand for Our Advertising Time Slots and Locations
The demand for our advertising time slots and locations is directly related to the demand for air travel and advertising spending in China. The demand for air travel is in turn affected by general economic conditions, the affordability of air travel in China and certain special events that may attract air travelers into and within China. Advertising spending is also particularly sensitive to changes in general economic conditions. The increase or decrease in demand for air travel and advertising spending could affect the attractiveness of our network to advertisers, our ability to fill our advertising time slots and locations and the price we charge for our advertising time slots and locations.

Service Offerings
Currently, our advertising network primarily consists of standard digital frames, digital TV screens in airports, traditional media in airports such as billboards and light boxes, digital screens on airplanes and various traditional advertising formats in gas stations and other locations such as urban mall parking lots. We believe our current broad range of service offerings provides our advertisers with diverse choices in selecting and combining different air travel and other advertising platforms that best suit their advertising needs and preferences, maximizes the consumer reach of the advertisements shown on our network and allows us to cross-sell different advertising services. Ultimately, we believe our broad range of service offerings will increase and diversify the sources of revenue we can generate from our advertising network.
Number of Our Advertising Time Slots and Locations Available for Sale
The number of time slots available for our digital frames and digital TV screens in airports during the period presented is calculated by multiplying the time slots per week in a given airport by the number of weeks during the period presented when we had operations in such airport and then calculating the sum of all the time slots available for each of our network airports. The number of time slots available for our digital TV screens on airplanes during the period presented is calculated by multiplying the time slots per month for a given airline by the number of months during the period presented when we had operations on such airline and then calculating the sum of all the time slots for each of our network airlines. The number of locations available for sale in traditional media in airports is defined as the sum of (a) the number of light boxes and billboards in Beijing, Shenzhen, Wenzhou and certain other airports and (b) the number of gate bridges in airports where we have concession rights to place advertisement on gate bridges. The number of locations available for sale for our light boxes and billboards in gas stations and other outdoor locations is defined as the number of light boxes and billboards we currently operate in Sinopec gas stations and in various outdoor locations throughout Beijing.
By increasing the number of airports, airlines and gas stations in our network, we can increase the number of advertising time slots and locations that we have available to sell. In addition, the length of our advertising cycle for our digital frames and digital TV screens can potentially be extended to longer durations depending on demand in each airport or airline. However, advertisers may be unwilling to accept placement of their advertisements on a longer time cycle which decreases the frequencies of their advertisements displayed each day. In addition, by increasing the number of light boxes, billboards and gate bridges in our network, we can increase the number of advertising spaces and locations that we have available to sell. See “Item 3. Key Information — D. Risk Factors — Risks Related to our Business — When our current advertising network of digital frames, digital TV screens, light boxes, billboards and gate bridges becomes saturated in the major airports, airlines and other locations where we operate, we may be unable to offer additional time slots or locations to satisfy all of our advertisers’ needs, which could hamper our ability to generate higher levels of revenues and profitability over time.”
Pricing
The average selling price for our advertising time slots is calculated by dividing our advertising revenue from these time slots by the number of 5-, 7.5- 10-, 12- or 15-second equivalent advertising time slots for digital frames in airports and 5-, 15- or 30-second equivalent advertising time slots for digital TV screens in airports and on airplanes sold during that period. The average selling price for our traditional media spaces and locations in airports is calculated by dividing the revenues derived from all the locations sold by the number of locations sold during the period presented, and we use a similar method to calculate average selling price for our gas station and outdoor media locations. The primary factors that affect the effective price we charge advertisers for time slots and locations on our network and our utilization rate include the attractiveness of our network to advertisers, which depends on the number of displays and locations, the number and scale of airports and airplanes in our network, the level of demand for time slots and locations, and the perceived effectiveness by advertisers of their advertising campaigns placed on our network. We may increase the selling prices of our advertising time slots and locations from time to time depending on the demand for our advertising time slots, spaces and locations.
A significant percentage of the programs played on our digital TV screens in airports and on airlines include non-advertising content such as TV programs or public service announcements. We do not directly generate revenue from non-advertising content, but instead obtain such content from third party content providers. We believe that the combination of non-advertising content with advertising content makes people more receptive to our programs, which in turn makes the advertising content more effective for our advertisers. We believe this in turn allows us to charge a higher price for each advertising time slot. We closely track the program blend and advertiser demand to optimize our ability to generate revenue for each program cycle.

Utilization Rate
The utilization rate of our advertising time slots is the total time slots sold as a percentage of total time slots available during the relevant period. In order to provide meaningful comparisons of the utilization rate of our advertising time slots, we normalize our time slots into 5-, 7.5-, 10-, 12- or 15-second units for digital frames in different airports and 5-, 15- or 30-second units for digital TV screens in airports and on airplanes, which we can then compare across network airports, airlines and periods to chart the normalized utilization rate of our network by airports and airlines and over time. The utilization rate of our advertising locations for traditional media in airports, gas stations and outdoor media is the total number of locations sold as a percentage of the total number of locations available during the relevant period. Our overall utilization rate is primarily affected by the demand for our advertising time slots and locations and our ability to increase the sales of our advertising time slots and locations, especially those advertising time slots and locations on our network airports and gas stations in second tier cities. We plan to strengthen our sales efforts in these cities by building local sales teams to increase our direct sales of advertising time slots and locations in these cities and ultimately improve our utilization rate.
Network Coverage and Concession Fees
The demand for our advertising time slots and locations and the effective price we charge advertisers for time slots and locations on our network depend on the attractiveness and effectiveness of our network as viewed by our advertisers which, in turn, is related to the breadth of our network coverage, including significant coverage in major airports and airlines that advertisers wish to reach. As a result, it has been, and will continue to be, important for us to secure and retain concession rights contracts to operate our digital frames, digital TV screens and traditional media in major airports and to place our programs on major airlines and to increase the number of displays which we operate in those airports and programs we place on those airlines. In addition, our future results of operations will also be affected by our network coverage beyond airports and airlines, including gas stations.
Concession fees constitute a significant portion of our cost of revenues. Concession fees tend to increase over time, and a significant increase in concession fees will increase our cost while our revenues may not increase proportionately, or at all. It will therefore be important to our results of operations that we secure and retain these concession rights contracts on commercially advantageous terms.
Revenues
We generate revenues from the sale of advertising time slots and locations on our advertising network. In the second quarter of 2009, we revised some of our existing revenue categories in order to more closely align our revenue presentation with our existing operating metrics. The “billboards on gate bridges in airports” category and part of the original “other displays” category traditionally used in our revenue presentation were combined and reclassified as one category, “traditional media in airports,” which includes revenues from all traditional forms of media in airports, such as billboards, light boxes and gate bridge advertising. The remaining part of the original “other displays” category, consisting of revenues from advertising displays on digital TV screens on airport shuttle buses and logos for various display equipment in airports, is now reclassified as the “other revenues in air travel” category. Revenues now also include a new “gas station media network” category, which consists of advertising platforms such as billboards and light boxes located in some Sinopec gas stations. The following table sets forth the revenues generated from each of our current advertising categories, both in absolute amounts and as percentages of total revenues for the periods indicated. The reclassified revenues from 2008 and 2007 are provided for purposes of year-to-year comparison.

	Year ended December 31,
	2007			2008			2009
	(in thousands, except percentages)

Air Travel Media Network
Digital frames in airports	US$	1,263	2.9%	US$	45,011	35.9%	US$	66,255	43.4%
Digital TV screens in airports		26,921	61.7		47,591	37.9		37,260	24.4
Digital TV screens on airplanes		11,093	25.4		19,227	15.3		17,082	11.2
Traditional media in airports		1,872	4.3		6,490	5.2		27,192	17.8
Other revenues in air travel		2,462	5.7		7,221	5.7		4,639	3.1
Gas station Media Network		—	—		—	—		102	0.1
Total revenues		43,611	100.0		125,540	100.0		152,530	100.0
Business tax and other sales tax		(1,983)	(4.5)		(6,107)	(4.9)		(3,102)	(2.0)

Net revenues	US$	41,628	95.5%	US$	119,433	95.1%	US$	149,428	98.0%

Revenues from Air Travel Media Network
Revenues from our digital frames in airports accounted for 2.9%, 35.9% and 43.4% of our total revenues for the years ended December 31, 2007, 2008 and 2009, respectively. We started generating revenues from digital frames located in Beijing Capital International Airport in December 2007. In 2008 and 2009, we significantly expanded the number of digital frames in our network. As of December 31, 2008, we operated 2,156 digital frames in 22 airports. As of December 31, 2009, we operated a total of 3,056 digital frames in 31 airports.
Revenues from our digital TV screens in airports accounted for 61.7%, 37.9% and 24.4% of our total revenues for the years ended December 31, 2007, 2008 and 2009, respectively. As of December 31, 2007, we operated 2,041 digital TV screens in 39 airports. As of December 31, 2008, we operated 2,854 digital TV screens in 41 airports. As of December 31, 2009, we operated 2,231 digital TV screens in 40 airports. The percentage decline from 2007 to 2009, in spite of an increase in the number of digital TV screens we operate in airports, was primarily due to an increase in the size of our total revenues and a decrease in revenues from digital TV screens in airports, the latter of which is attributable to the fact that our advertisers shifted their advertising budget allocations from our digital TV screens on airplanes to our other products.
Revenues from our digital TV screens on airplanes accounted for 25.4%, 15.3% and 11.2% of our total revenues for the years ended December 31, 2007, 2008 and 2009, respectively. Our network consisted of nine airlines as of each of December 31, 2007, 2008 and 2009. The percentage decline from 2007 to 2009 was primarily due to the increase in the size of our total revenues and the fact that our advertisers shifted their advertising budget allocations from our digital TV screens on airplanes to our other products.
Revenues from traditional media in airports, consisting of billboards and light boxes in airports and billboards and painted advertisements on gate bridges, accounted for 4.3%, 5.2% and 17.8% of our total revenues for the years ended December 31, 2007, 2008 and 2009, respectively. The percentage increase from 2007 to 2009 was primarily due to our strategy of expanding our traditional media offerings in airports. We have offered light box displays since the commencement of our operations; we continued to diversify our display offerings and in 2009, we obtained concession rights to operate traditional media formats such as billboards, light boxes and other formats in Beijing Capital International Airport and Shenzhen International Airport. We believe that our ability to broaden our service offerings and increase and diversify our revenue sources will be increasingly important in the future. With the addition of certain traditional advertising formats in 2009 and improvement in the sales of our traditional media platforms in airports, we expect that revenues from these displays will continue to increase in 2010.
Other revenues in air travel, mainly generated from shuttle bus displays and equipment logos displayed on advertising equipment such as digital TV screens, accounted for 5.7%, 5.7% and 3.1% of our total revenues for the years ended December 31, 2007, 2008 and 2009, respectively.
Revenues from Gas Station Media Network
Our gas station media network was started during 2009, when we gained concession rights to develop and operate an outdoor advertising network in Sinopec gas stations throughout China. Revenues from our gas station media network, consisting of outdoor advertising platforms such as billboards and light boxes at Sinopec gas stations in China, accounted for 0.1% of our total revenues for the year ended December 31, 2009. Our gas station network is still new and faces a number of uncertainties. As a result, we do not expect revenues from the gas station network to increase significantly in 2010.
Business Tax and Other Sales Related Tax
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

	Year ended December 31,
	2007			2008			2009
	(in thousands, except percentages)

Net revenues	US$	41,628	100.0%	US$	119,433	100.0%	US$	149,428	100.0%
Cost of revenues
Concession fees		(11,992)	(28.8)		(45,704)	(38.3)		(110,075)	(73.7)
Agency fees		(7,172)	(17.2)		(18,164)	(15.2)		(21,356)	(14.2)
Others		(2,201)	(5.3)		(7,127)	(6.0)		(16,110)	(10.8)

Total cost of revenues	US$	(21,365)	(51.3)%	US$	(70,995)	(59.4)%	US$	(147,541)	(98.7)%

Concession Fees
We incur concession fees to airports for placing and/or operating our digital frames, digital TV screens and other traditional media displays, to airlines for placing our programs on their digital TV screens and to gas stations for operating our traditional media displays such as light boxes and billboards. These fees constitute a significant portion of our cost of revenues and equaled approximately 28.8%, 38.3% and 73.7% of our net revenues in years ended December 31, 2007, 2008 and 2009, respectively. Most of the concession fees paid to airports and airlines are fixed under the relevant concession rights contracts with escalation clauses, which require fixed fee increases over each year of the relevant contract, and payments are usually due three or six months in advance. The concession fees paid to Sinopec are based on the actual number of developed gas stations and associated standard annual concession fees for each developed gas station. The Sinopec concession rights agreement also includes fixed minimum concession fee payments for 2009, 2010 and 2011. Concession fees as a percentage of net revenues increased significantly from 2007 to 2009 because we significantly expanded our media resources with an additional number of concession rights contracts entered into over the years and, while concession fee payments under these additional concession rights contracts began almost immediately after signing and were paid on a fixed schedule, it took a while for us to ramp up sales of advertising time slots and locations and build up revenues from these newly signed concession rights contracts. The concession fees that we incur under concession rights contracts for our digital frames and digital TV screens in airports vary depending on the airport’s passenger flow, the city where the airport is located and the profiles of air passengers. The concession fees that we incur under concession rights contracts for our programs on airlines vary depending on the number of routes and airplanes, types of aircrafts and the departure and destination cities.
Concession fees tend to increase over time as growth in passenger volume increases demand for air travel advertising among advertisers; in addition, as we plan to develop more Sinopec gas stations, such additional gas stations would lead to increase in concession fees paid to Sinopec. Our concession fees have increased significantly due to the new concession rights contracts that we have entered into in 2008 and 2009, including the ones with digital frame network, traditional media in Beijing and Shenzhen airports and Sinopec gas stations. As some of our concession rights contracts are subject to renewal in the next several years, we may experience a significant increase in our concession fees in order to retain these concession rights contracts.
In March 2010, we renegotiated contracts for a number of unprofitable traditional medias in an effort to improve our profitability and reduced our traditional media locations to 216 locations in Beijing Capital International Airport, which will reduce our concession fees by approximately US$10.3 million in 2010.
Agency Fees
We engage third-party advertising agencies to help source advertisers from time to time. These third-party advertising agencies assist us in identifying and introducing advertisers to us. In return, we pay them fees if any of these advertisers generates advertising revenues for us. Fees that we pay to these third-party agencies are calculated based on a pre-set percentage of revenues generated from the advertisers introduced to us by the third-party agencies and are paid when payments are received from the advertisers. We record these agency fees as cost of revenues ratably over the period in which the related advertisements are displayed. Agency fees were equal to 17.2%, 15.2% and 14.2% of our net revenues for the years ended December 31, 2007, 2008 and 2009, respectively. We expect to continue using these third-party advertising agencies in the near future.

Others
Our other cost of revenues was equal to 5.3%, 6.0% and 10.8% of our net revenues for the years ended December 31, 2007, 2008 and 2009, respectively, and includes the following:
Display Equipment Depreciation. Generally, we capitalize the cost of our digital frames, digital TV screens, light boxes and billboards and constructions in the gas station media network and recognize depreciation costs on a straight-line basis over the term of their useful lives, which we estimate to be five years. The primary factors affecting our depreciation costs are the number of digital frames and digital TV screens in our network and the unit cost for those displays, as well as the remaining useful life of the displays.
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
Non-advertising Content Cost. The programs on the majority of our digital TV screens combine advertising content with non-advertising content, such as weather, sports and comedy clips. Our standard programs in airports currently include 35 minutes of non-advertising content during each hour of programming and are shown for approximately 16 hours per day. The length of our in-flight programs typically ranges from approximately 45 to 60 minutes per flight, approximately 40 to 47 minutes of which consist of non-advertising content.
The non-advertising program content makes air travelers more receptive to the advertisements included in our programs and ultimately make our program more effective for our advertisers. This in turn allows us to charge a higher price for each advertising time slot. We also promote the brand names of our advertisers through our program content by naming our programs after their brand names or displaying their logos on the corner of the digital TV screens during the programs.
We do not produce or create any of the non-advertising content shown on our network. The non-advertising content broadcasted on our network is provided by third-party content providers such as China International TV Corporation, Shanghai Media Group and various local television stations and television production companies. We pay a fixed price for some content. Other content is provided free to us and the provider of the content benefits by having its logo shown on the content in addition to experiencing greater exposure to a wider audience. These providers of free content receive no benefit from us and do not place advertising with us. We do not directly generate revenue from these non-exchange transactions. Some of the third-party content providers that currently do not charge us for their content may do so in the future and other third-party content providers may increase the prices for their programs over time. This may increase our cost of revenues in the future.
Operating Expenses
Our operating expenses consist of general and administrative expenses and selling and marketing expenses. The following table sets forth the two components of our operating expenses, both in absolute amount and as a percentage of net revenues for the periods indicated.

	Year ended December 31,
	2007			2008			2009
	(in thousands, except percentages)

Net revenues	US$	41,628	100.0%	US$	119,433	100.0%	US$	149,428	100.0%
Operating expenses
General and administrative expenses		(21,982)	(52.8)		(14,374)	(12.0)		(34,936)	(23.4)
Selling and marketing expenses		(4,813)	(11.6)		(10,171)	(8.5)		(13,439)	(9.0)

Total operating expenses	US$	(26,795)	(64.4)%	US$	(24,545)	(20.6)%	US$	(48,375)	(32.4)%

We expect that our operating expenses will further increase in the future as we expand our network and operations and enhance our sales and marking activities.
General and Administrative Expenses
General and administrative expenses were equal to 52.8%, 12.0% and 23.4% of our net revenues for the years ended December 31, 2007, 2008 and 2009, respectively. Our general and administrative expenses included a one-time share-based compensation expense of US$17.5 million in 2007, share-based compensation expenses of US$3.8 million in 2008 and share-based compensation expenses of US$4.2 million in 2009. General and administrative expenses consist primarily of office and utility expenses, salaries and benefits for general management, finance and administrative personnel, depreciation of office equipment, public relations related expenses and other administration related expenses. We expect that our general and administrative expenses will increase in the near term as we incur additional costs in connection with the expansion of our business.
Selling and Marketing Expenses
Selling and marketing expenses accounted for 11.6%, 8.5% and 9.0% of our net revenues for the years ended December 31, 2007, 2008 and 2009, respectively. Our selling and marketing expenses consist primarily of salaries and benefits for our sales and marketing personnel, office and utility expenses related to our selling and marketing activities, travel expenses incurred by our sales personnel, expenses for the promotion, advertisement and sponsorship of media events, and other sales and marketing related expenses. We expect selling and marketing expenses to increase as we invest greater resources in sales and marketing of our advertising network.
Taxation
Under the current laws of the Cayman Islands, we are not subject to tax on our income or capital gains.
We did not record any Hong Kong profits tax for the years ended December 31, 2007, 2008 and 2009 on the basis that our Hong Kong subsidiaries did not have any assessable profits arising in or derived from Hong Kong for 2007, 2008 and 2009.
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
On December 26, 2007, the PRC State Council issued Circular 39. Based on Circular 39, certain enterprises established before March 16, 2007 that were eligible for tax exemptions or reductions according to the then effective tax laws and regulations can continue to enjoy such exemption or reduction until it expires. Furthermore, according to Circular 39, enterprises that were eligible for preferential tax rates according to the then effective tax laws and regulations may be eligible for a gradual rate increase to 25% over the 5-year period beginning from January 1, 2008. Specifically, the applicable rates under such an arrangement for such enterprises that enjoyed a 15% tax rate prior to the effectiveness of the EIT Law are 18% in 2008, 20% in 2009, 22% in 2010, 24% in 2011 and 25% in 2012. However, according to the Notice on Prepayment of EIT issued by the State Administration of Taxation on January 30, 2008, the gradually increased EIT rate during the transition period is not applicable to entities that qualified for preferential rates as high and new technology enterprises alone and they would be subject to EIT at 25% from January 2008 if they cannot qualify as high and new technology enterprises under the EIT Law and related regulations.

AM Technology was recognized as a HNTE under the new rules and therefore, it is entitled to enjoy a preferential EIT rate of 15%. It was also eligible for a 50% tax reduction from 2009 to 2011 under the applicable tax laws and regulations that were in effect before January 1, 2008, the date the EIT Law came into effect. As a result, AM Technology was subject to the effective tax rate of 7.5% in 2009.
On April 21, 2010, the State Administration of Taxation issued the Circular “In respect of Further Clarifying the Implementation Scope of Preferential EIT Rate during Transition Periods,” which gives further guidance on the appropriate tax rate that an entity enjoys as a HNTE in addition to guidance on other preferential treatment. Uncertainties as to the interpretation of the Circular exist. Consequently, the tax rate to which AM Technology may ultimately be subject to for 2010 and 2011 could be higher than 7.5%, but not more than 15%. From 2012 onward, AM Technology may be subject to a preferential EIT at the rate of 15% as long as it maintains its status as a HNTE.
Xi’an AM was designated as a “software enterprise” in August 2008 by the Technology Information Bureau of Shaanxi Province and has received the written notice from Xi’an local tax bureau that it will be granted a two-year exemption from EIT commencing on its first profitable year and a 50% deduction of the 25% EIT rate for the succeeding three years. Shenzhen AM received written approval from local governments in May, 2009 that granted it a two-year exemption from EIT in 2008 and 2009, and preferential EIT at the rates of 11%, 12% and 12.5% for 2010, 2011 and 2012, respectively. Hainan Jinhui is subject to EIT on the taxable income at the gradual rate, which is 18% in 2008, and 20% in 2009, will be 22% in 2010, 24% in 2011, 25% in 2012, respectively, according to Circular 39.
Furthermore, under the EIT Law, a “resident enterprise,” which includes an enterprise established outside of China with “de facto management bodies” located in China, are subject to PRC income tax. We do not believe we and our subsidiaries established outside of the PRC are PRC resident enterprises,. However, if the PRC tax authorities subsequently determine that we and our subsidiaries established outside of China should be deemed as a resident enterprise, we and our subsidiaries established outside of China will be subject to PRC income tax at a rate of 25%. In addition, under the new PRC enterprise income tax law, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign investors who are non-resident enterprises are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. BVI, where our wholly owned subsidiary and the 100% shareholder of Shenzhen AM is incorporated, does not have such a tax treaty with China. Air Media (China) Limited, the 100% shareholder of AM Technology, is incorporated in Hong Kong. According to the Mainland and Hong Kong Special Administrative Region Arrangement on Avoiding Double Taxation or Evasion of Taxation on Income agreed between China and Hong Kong in August 2006, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise). However, if the Hong Kong company is not considered to be the beneficial owner of dividends paid to it by its PRC subsidiaries under a tax notice promulgated on October 27, 2009, such dividends would be subject to withholding tax at a rate of 10%. See “Item 3. Key Information — D. Risk Factors —Risks Related to our Business—Dividends payable to us by our wholly-owned operating subsidiaries may be subject to PRC withholding taxes, or we may be subject to PRC taxation on our worldwide income and dividends distributed to our investors may be subject to PRC withholding taxes under the new PRC tax law.”
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

Revenue Recognition
Our revenues are derived from selling advertising time slots on our advertising networks, primarily air travel advertising network. For the year ended December 31, 2009, our revenues were generated from digital frames in airports, digital TV screens in airports, digital TV screens on airlines, traditional media in airports, gas station media network and other media.
We typically sign standard contracts with our advertisers or through advertising agencies, who require us to run their advertisements on our network in specified locations for a period of time. We recognize advertising revenues ratably over the performance period for which the advertisements are displayed, so long as collection of the fees remains probable.
Deferred Revenue
Prepayments from advertisers for advertising service are deferred and recognized as revenue when the advertising services are rendered.
Non-monetary Exchanges
We periodically exchange advertising time slots with other entities for assets or services, such as digital screen network equipment and office rental. Such transactions are accounted for as nonmonetary exchange, and we recognize revenue and assets/expenses of the exchanges based on the fair value of the advertising provided, which can be determined based on our historical practice of receiving cash. The amounts of revenue recognized for nonmonetary transactions were $430,000, $1,049,000 and $739,000 for the years ended December 31, 2007, 2008 and 2009, respectively. No direct costs are attributable to the revenues.
Concession Fees
We enter into concession rights agreements with airports, airlines and Sinopec, under which we have the right to use the spaces or equipment of the airports and airlines to display the advertisements. Each such concession rights agreement is treated as an operating lease arrangement.
Fees under concession rights agreements with airports and airlines are usually due every three, six or twelve months. Payments made are recorded as current assets and current liabilities according to the respective payment terms. Most of the concession fees are fixed with escalation, which means fixed increase over each year of the agreement. The total concession fee under each concession rights agreement is charged to the consolidated statements of operations on a straight-line basis over the agreement periods, which is generally between three and five years.
The concession rights agreement with Sinopec has a fee structure which is based on the actual number of developed gas stations and associated standard annual concession fee for each developed gas station. Each gas station has its specific lease term and rental payments based on the month when it is actually put into operation and the standard annual city concession fee level where it is located. Accordingly, each gas station is treated as a separate lease and rental payments are recognized on a straight-line basis over its lease term. The concession rights agreement also includes fixed minimum payments and the annual concession fee to be paid is deemed the higher of a fixed minimum payment or the actual concession fee based on number and locations of the gas stations.
Agency Fees
We pay fees to advertising agencies based on certain percentage of revenue made through the advertising agencies upon receipt of payment from advertisers. The agency fees are charged to cost of revenues in the consolidated statement of operation ratably over the period in which the advertising is displayed. Prepaid and accrued agency fees are recorded as current assets and current liabilities according to relative timing of payments made and advertising service provided.

Consolidation of Variable Interest Entity
Under current PRC laws and regulations, foreign investors can only directly own 100% interest in advertising companies in China if such investors have at least three years of direct operations in the advertising industry outside of China. Because we have not been involved in advertising outside of China for the required number of years, we conduct substantially all of our activities through our variable interest entities Shengshi Lianhe, AM Advertising, AirMedia UC, AM Yuehang and their subsidiaries. We have entered into a series of contractual arrangements with Shengshi Lianhe, AM Advertising, AirMedia UC, AM Yuehang and their subsidiaries. Through these contractual arrangements, we have the ability to effectively control Shengshi Lianhe, AM Advertising, AirMedia UC, AM Yuehang and their subsidiaries and are considered the primary beneficiary of Shengshi Lianhe, AM Advertising, AirMedia UC, AM Yuehang and their subsidiaries. Accordingly, Shengshi Lianhe, AM Advertising, AirMedia UC, AM Yuehang and their subsidiaries are variable interest entities of our company under U.S. GAAP and we consolidate their results in our consolidated financial statements.
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
Significant management judgment is required in determining our provisions for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. In 2009, we recognized US$4.7 million of valuation allowance for the deferred tax assets based on our estimates of the future taxable income of the relevant entities for the next five years. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to establish an additional valuation allowance which could materially impact our financial position and results of operations.
The impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, we classify interest and penalties, if any, as a component of our income tax provision.
Under the EIT Law and related regulations, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a PRC resident enterprise and is subject to the EIT at the rate of 25% on its worldwide income. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, we do not believe we and our subsidiaries established outside of the PRC should be treated as PRC resident enterprises for EIT Law purposes. If we are deemed a PRC resident enterprise, we may be subject to the EIT at 25% on our global income, except that the dividends we receive from our PRC subsidiaries may be exempt from the EIT to the extent such dividends are deemed as “dividends among qualified PRC resident enterprises.” If we are considered a PRC resident enterprise and earn income other than dividends from our PRC subsidiaries, a 25% EIT on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability. See “Item 3. Key Information — D. Risk Factors —Risks Related to our Business—Dividends payable to us by our wholly-owned operating subsidiaries may be subject to PRC withholding taxes, or we may be subject to PRC taxation on our worldwide income and dividends distributed to our investors may be subject to PRC withholding taxes under the new PRC tax law.”
Allowance for Doubtful Accounts
We conduct credit evaluations of advertisers and generally do not require collateral or other security from our advertisers. We establish an allowance for doubtful accounts based upon estimates, historical experience and other factors surrounding the credit risk of specific advertisers. The amount of receivables ultimately not collected by us has generally been consistent with our expectations and the allowance established for doubtful accounts. In 2007, 2008 and 2009, the provision made for doubtful accounts was US$0.2 million, US$1.0 million and US$13.6 million, respectively. If the frequency and amount of advertiser defaults change due to our advertisers’ financial condition or general economic conditions, our allowance for uncollectible accounts may require adjustment. As a result, we continuously monitor outstanding receivables and adjust allowances for accounts where collection may be in doubt.

Share-based Compensation
For the options granted to our executive officers, directors and employees, we have accounted for these options to employees by recognizing compensation expenses based on the grant-date fair value over the period during which the grantee is required to provide service in exchange for the award. The compensation expenses relating to options granted to consultants have been recognized entirely in July and November 2007 at the time the options were granted.
The fair value of the option award was estimated on the date of grant or the date of modification using the Black-Scholes option pricing model that uses the assumptions including fair value of the ordinary shares underlying to the options, risk free interest rate, expected life, expected dividend yield and expected volatility. The Black-Scholes model is one of the most commonly used models that meet the criteria required by U.S. GAAP in estimating fair value of employee share options.
The risk-free rate for periods within the expected life of the option was based on the implied yield rates of China International Bond denominated in US dollars as of the grant date. The expected life of options represented the period of time the granted options were expected to be outstanding. As we did not have sufficient historical exercising pattern to follow in estimating the expected life, the expected life was estimated as the average of the contractual term and the vesting period. The employees that were granted the share options were expected to exhibit similar behavior. As we expected to grow the business with internally generated cash, we did not expect to pay dividend in the foreseeable future. The expected volatility was based on the historical volatilities of comparable publicly traded companies engaged in similar business because we did not have sufficient historic volatility data of our own ordinary shares, which, represented by ADSs, became publicly traded after our initial public offering in November 2007.
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

	Year ended December 31,
	2007		2008		2009
	(in thousands, except share, per share and per ADS data)
Consolidated Statements of Operations Data:
Revenues:
Air Travel Media Network
Digital frames in airports	US$	1,263	US$	45,011	US$	66,255
Digital TV screens in airports		26,921		47,591		37,260
Digital TV screens on airplanes		11,093		19,227		17,082
Traditional media in airports		1,872		6,490		27,192
Other revenues in air travel		2,462		7,221		4,639

Gas Station Media Network		—		—		102

Total revenues		43,611		125,540		152,530
Business tax and other sales tax		(1,983)		(6,107)		(3,102)

Net revenues		41,628		119,433		149,428

Cost of revenues		(21,365)		(70,995)		(147,541)

Gross profit/(loss)		20,263		48,438		1,887

Operating expenses:
Selling and marketing (including share-based compensation of $274, $1,158 and $1,540 in 2007, 2008 and 2009, respectively)		(4,813)		(10,171)		(13,439)
General and administrative (including share-based compensation of $18,831, $3,805 and $4,226 in 2007, 2008 and 2009, respectively)		(21,982)		(14,374)		(34,936)

	Year ended December 31,
	2007		2008		2009
	(in thousands, except share, per share and per ADS data)
Total operating expenses		(26,795)		(24,545)		(48,375)

Income/(loss) from operations		(6,532)		23,893		(46,488)
Interest income		1,745		5,379		2,025
Other income, net		—		1,135		1,239
Income tax benefits		195		498		6,032
Net income/(loss) attributable to noncontrolling interests		(2)		382		211
Share of income/(loss) on equity method investments		(520)		(325)		164

Net income/(loss) attributable to AirMedia Group Inc.’s shareholders	US$	(5,110)	US$	30,198	US$	(37,239)

The following table presents selected operating data for the years ended December 31, 2007, 2008 and 2009, respectively.

	Year ended December 31,
	2007		2008		2009

Selected Operating Data:
Digital frames in airports
Number of airports in operation		1		22		31
Number of digital frames in our network airports as of year end		90		2,156		3,056
Number of time slots available for sale(1)		354		48,570		109,455
Number of time slots sold(2)		128		9,559		26,983
Utilization rate(3)		36.2%		19.7%		24.7%
Average advertising revenue per time slot sold(4)	US$	9,841	US$	4,709	US$	2,455
Digital TV screens in airports
Number of airports in operation		39		41		40
Number of screens in our network airports as of year end		2,041		2,854		2,231
Number of time slots available for sale(5)		77,574		100,624		102,322
Number of time slots sold(2)		28,359		27,223		23,911
Utilization rate(3)		36.6%		27.1%		23.4%
Average advertising revenue per time slot sold(4)	US$	949	US$	1,748	US$	1,558
Digital TV screens on airplanes
Number of airlines in operation		9		9		9
Number of time slots available for sale(5)		1,752		1,878		1,908
Number of time slots sold(2)		845		962		838
Utilization rate(3)		48.2%		51.2%		43.9%
Average advertising revenue per time slot sold(4)	US$	13,132	US$	19,992	US$	20,384
Traditional media in airports
Numbers of locations available for sale(6)		—		—		3,564
Numbers of locations sold(7)		—		—		1,271
Utilization rate(8)		—		—		35.7%
Average advertising revenue per location(9)		—		—	US$	21,394

(1)	We define a time slot for digital frames as a 12-second equivalent advertising time unit for digital frames in airports, which is shown during each standard advertising cycle on a weekly basis in a given airport. Our standard airport advertising programs are shown repeatedly on a daily basis during a given week in 10-minute cycles, which allows us to sell a maximum of 50 time slots per week. The length of time slot and advertising program cycle of some digital frames in several airports are different from the standard ones. The number of time slots available for our digital frames in airports during the period presented is calculated by multiplying the number of time slots per week per airport by the number of weeks during the period presented when we had operations in each airport and then calculating the sum of all the time slots available for each of our network airports.

(2)	Number of time slots for digital frames, digital TV screens in airports or digital TV screens on airplanes sold refers to the number of 12-second equivalent advertising time units for digital frames in airports or 30-second equivalent advertising time units for digital TV screens in airports and digital TV screens on airplanes sold during the period presented.

(3)	Utilization rate refers to total time slots for digital frames in airports, digital TV screens in airports and digital TV screens on airplanes sold as a percentage of total time slots available for sale during the relevant period.

(4)	Average advertising revenue per time slot sold for digital TV screens in airports, digital TV screens on airplanes and digital frames in airports is calculated by dividing our revenues derived from digital frames in airports, digital TV screens in airports and digital TV screens on airplanes by its own number of time slots sold, respectively.

(5)	We define a time slot for digital TV screens as a 30-second equivalent advertising time unit for digital TV screens in airports and digital TV screens on airplanes, which is shown during each advertising cycle on a weekly basis in a given airport or on a monthly basis on the routes of a given airline, respectively. Our airport advertising programs are shown repeatedly on a daily basis during a given week in one-hour cycles and each hour of programming includes 25 minutes of advertising content, which allows us to sell a maximum of 50 time slots per week. The number of time slots available for our digital TV screens in airports during the period presented is calculated by multiplying the number of time slots per week per airport by the number of weeks during the period presented when we had operations in each airport and then calculating the sum of all the time slots available for each of our network airports. The length of our in-flight programs typically ranges from approximately 45 minutes to an hour per flight, approximately five to 13 minutes of which consist of advertising content. The number of time slots available for our digital TV screens on airplanes during the period presented is calculated by multiplying the time slots per airline per month by the number of months during the period presented when we had operations on each airline and then calculating the sum of all the time slots for each of our network airlines.

(6)	We define the number of locations available for sale in traditional media as the sum of (1) the number of light boxes and billboards in Beijing, Shenzhen, Wenzhou and certain other airports, and (2) the number of gate bridges in airports where we have concession rights to place advertisements on gate bridges.

(7)	Number of locations sold is defined as the sum of (1) the number of light boxes and billboards sold and (2) the number of gate bridges sold. To calculate the number of light boxes and billboards sold in a given airport, we first calculate the “utilization rates of light boxes and billboards” in such airport by dividing the “total value of light boxes and billboards sold” in such airport by the “total value of light boxes and billboards” in such airport. The “total value of light boxes and billboards sold” in a given airport is calculated as the respective daily listing prices of light boxes and billboards sold multiplied by their respective number of days sold during the period presented. The “total value of light boxes and billboards” in a given airport is calculated as the sum of listing prices of all the light boxes and billboards during the period presented. The number of light boxes and billboards sold in a given airport is then calculated as the number of light boxes and billboards available for sale in such airport multiplied by the utilization rates of light boxes and billboards in such airport. The number of gate bridges sold in a given airport is counted based on the contracts.

(8)	Utilization rate for traditional media in airports refers to total locations sold as a percentage of total locations available for sale during the period presented.

(9)	Average advertising revenue per location sold is calculated by dividing the revenues derived from all the locations sold by the number of locations sold during the period presented.
Year Ended December 31, 2009 Compared to Year Ended December 31, 2008
Net Revenues. Our net revenues increased by 25.1% from US$119.4 million in 2008 to US$149.4 million in 2009. The increase was primarily due to (1) a significant increase in revenues generated from the sale of advertising time slots of our digital frames in airports from US$45.0 million in 2008 to US$66.3 million in 2009 and (2) a significant increase in revenues generated from the sale of traditional media in airports from US$6.5 million in 2008 to US$27.2 million in 2009. These increases were partially offset by (1) a decrease in revenues generated from the sale of our digital TV screens in airports from US$47.6 million in 2008 to US$37.3 million in 2009 and (2) a decrease in revenues generated from the sale of the digital TV screens on airplanes from US$19.2 million in 2008 to US$17.1 million in 2009.
The increases in revenues generated from sale of our digital frames and sale of traditional media in airports were due in large part to (1) the expansion of our digital frames network, (2) the increase in time slots sold for digital frames in airports, partly offset by the decrease in average selling prices per time slot sold and (3) commencement of traditional media offerings in various airports during 2009. We expanded our digital frame network coverage from 22 airports as of December 31, 2008 to 31 airports as of December 31, 2009. As a result, the number of digital frames advertising time slots available for sale in airports increased by 125.4% from 48,570 in 2008 to 109,455 in 2009, and the number of time slots sold increased by 182.3% from 9,559 in 2008 to 26,983 in 2009 due to continued sales efforts and growing acceptance of our digital frames by advertisers. Our utilization rate for digital frames in airports increased from 19.7% in 2008 to 24.7% in 2009. The average selling price of digital frames, however, decreased by 47.9% from US$4,709 in 2008 to US$2,455 in 2009 due to changes in the mix of time slots sold as well as higher discounts offered in 2009 than in 2008. Beijing Capital International Airport, which has significantly higher average selling price of digital frames than other airports, accounted for a lower percentage of the total number of time slots sold in 2009 than in 2008. In 2009, our traditional media offering expanded significantly with 3,564 locations available in 2009, as the traditional media in Beijing and Shenzhen airports commenced operations in April 2009, and the traditional media in Wenzhou airport operated for the full year 2009.
The decreases in revenues generated from the sale of advertising time slots of our digital TV screens in airports and on airplanes were due in large part to (1) the decreases in time slots sold for digital TV screens in airports and on airplanes and (2) the decrease in average selling price per slot of digital TV screens in airports due to higher discounts offered during the year. The number of time slots sold for digital TV screens in airports decreased by 12.2% from 27,223 in 2008 to 23,911 in 2009 and for digital TV screens on airlines, decreased by 12.9% from 962 in 2008 to 838 in 2009. These decreases are primarily due to the advertisers shifting their budget allocations from our digital TV screens to our other products, particularly digital frames in airports. Primarily due to the decrease in number of time slots sold, our utilization rate decreased from 27.1% in 2008 to 23.4% in 2009 for digital TV screens in airports, and from 51.2% in 2008 to 43.9% in 2009 for digital TV screens on airplanes. Average selling price per time slot sold for digital TV screens in our network airports decreased by 10.9% from US$1,748 in 2008 to US$1,558 in 2009. The decrease was primarily due to higher discounts offered in 2009. For digital TV screens on airplanes, the average selling price per time slot sold increased by 2.0% from US$19,992 in 2008 to US$20,384 in 2009 primarily due to the changes in the mix of time slots sold as larger airlines, which have higher selling price per time slot, took up a slightly larger percentage of our sales in 2009 than in 2008.

Cost of Revenues. Our cost of revenues increased by 107.8% from US$71.0 million in 2008 to US$147.5 million in 2009. The increase was primarily due to the increases in concession fees and other components of cost of revenues. Our cost of revenues as a percentage of our total net revenues increased from 59.4% in 2008 to 98.7% in 2009.
Concession fees increased 140.8% from US$45.7 million in 2008 to US$110.1 million due to additional new concession contracts signed in 2009. Concession fees as a percentage of net revenues increased from 38.3% in 2008 to 73.7% in 2009 because concession fees were fixed once concession rights contracts were entered into while newly signed concession rights contracts generally take some time before generating significant amounts of revenues.
Operating Expenses. Our operating expenses increased by 97.1% from US$24.5 million in 2008 to US$48.4 million in 2009. Our total operating expenses in 2008 included share-based compensation expenses of US$5.0 million while our total operating expenses in 2009 included share-based compensation expenses of US$5.8 million.
•	Selling and Marketing Expenses. Our selling and marketing expenses increased by 32.1% from US$10.2 million in 2008 to US$13.4 million in 2009. This increase was primarily due to the expansion of the direct sales force and increased share-based compensation expenses.
•	General and Administrative Expenses. Our general and administrative expenses increased by 143.0% from US$14.4 million in 2008 to US$34.9 million in 2009, primarily due to higher bad-debt provisions, increased amortization of acquired intangible assets, headcount increase, increased expenses of office and utilities, and increased share-based compensation expenses. We recorded a US$13.6 million bad-debt provision in 2009, compared with US$1.0 million in 2008. In response to significant budget cuts by multinational corporation advertisers in 2009, we provided services to some new, smaller domestic advertising agencies and domestic as in 2009, which resulted in significant increase in our doubtful accounts.
Income/(Loss) from Operations. We recorded a loss from operations of US$46.5 million in 2009, as compared to US$23.9 million of income from operations in 2008 as a cumulative result of the above factors.
Income Taxes. We recorded US$6.0 million of income tax benefits in 2009 compared to income tax benefits of US$498,000 in 2008. This is primarily due to the preferential PRC enterprise income tax treatments enjoyed by our PRC subsidiaries. Our effective income tax rate significantly increased to 14% in 2009 from (1.6)% in 2008 as a result of three major drivers.
Firstly, various preferential tax treatments of our PRC entities are being reduced over time. AM Technology has qualified as a HNTE and is registered and operates in the Beijing New Technology Industry Development Zone. As a result, it was entitled to a three-year exemption from EIT from 2006 to 2008 and a preferential EIT at the rate of 7.5% in 2009 and a preferential EIT of 15% thereafter as long as it maintains its status as a HNTE. Xi’an AM was designated as a “software enterprise” in August 2008 by the Technology Information Bureau of Shaanxi Province and has received the written notice from Xi’an local tax bureau that it will be granted a two-year exemption from EIT commencing on its first profitable year and a 50% deduction of the 25% EIT rate for the succeeding three years. Shenzhen AM received written approval from local governments in May 2009 that granted it a two-year exemption from EIT in 2008 and 2009, and preferential EIT at the rates of 11%, 12% and 12.5% for 2010, 2011 and 2012, respectively. Hainan Jinhui is subject to EIT on the taxable income at the gradual rate, which is 18% in 2008 and 20% in 2009, and will be 22% in 2010, 24% in 2011, 25% in 2012 according to Circular 39.
Secondly, a greater part of our net income/(loss) was in the entities subject to the full 25% income tax rate in 2009.

Finally, we did not fully recognize the tax benefits of our operating losses in 2009 because we recognized US$4.7 million of valuation allowance in 2009 against the deferred tax assets based our estimates of the future taxable income of relevant entities in the next five years.
Net Income/(Loss) of Equity Method Investments. We recorded US$164,000 in net income of equity method investments in 2009, as compared to US$325,000 in net loss of equity method investments in 2008. For most of 2008, we held a 51% equity interest in Beijing Aiyike Information Technology Ltd., or Beijing Aiyike, which was 49% owned by various minority equity owners that had substantive participating rights in making major operating decisions for Beijing Aiyike. Thus our 51% equity interest in Beijing Aiyike was accounted for under the equity method of accounting. We sold our equity interest in Beijing Aiyike in November 2008 to a third party and recorded a net loss of equity accounting investment for the year 2008. During 2009, our 49% holdings in BEMC, our joint venture with China Eastern Media Corporation, Ltd., generated more income during the year, resulting in net income of equity accounting investment for 2009.
Net Income/(Loss) Attributable to Noncontrolling Interests. We recorded US$211,000 in net income attributable to noncontrolling interests, as compared to US$382,000 net income to noncontrolling interests in 2008. The non-controlling interest primarily refers to minority equity interests in two of our subsidiaries, Flying Dragon and Beijing AirMedia Jinshi Advertising Co., Ltd.
Net Income/(Loss) Attributable to AirMedia’s Shareholders. As a result of the foregoing, we had net loss attributable to AirMedia’s shareholders of US$37.2 million in 2009, as compared to our net income of US$30.2 million in 2008.
Year Ended December 31, 2008 Compared to Year Ended December 31, 2007
Net Revenues. Our net revenues increased by 186.9% from US$41.6 million in 2007 to US$119.4 million in 2008. The increase was primarily due to (1) a significant increase in revenues generated from the sale of advertising time slots of our digital frames in airports from US$1.3 million in 2007 to US$45.0 million in 2008, (2) an increase in revenues generated from the sale of advertising time slots of our digital TV screens in airports from US$26.9 million in 2007 to US$47.6 million in 2008, (3) an increase in revenues generated from the sale of advertising time slots of the digital TV screens on airplanes from US$11.1 million in 2007 to US$19.2 million in 2008, and (4) revenues of US$6.1 million generated from the sale of billboard advertising on gate bridges in airports in the second half of 2008.
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
The number of time slots sold for digital frames in airports increased from 128 in 2007 to 9,559 in 2008. The number of time slots sold for digital TV screens in airports decreased from 28,359 in 2007 to 27,223 in 2008. For airlines, the number of time slots sold increased from 845 in 2007 to 962 in 2008. The increases were due to (1) our continued sales efforts (2) the growing acceptance of the emerging air travel digital advertising, (3) our rapid build-up of our brand and reputation among advertisers, and (4) the increase in the number of network airports and airlines in which we operated. Primarily due to the increases in time slots available for sale, our utilization rates decreased from 36.2% to 19.7% for digital frames in airports, and from 36.6% to 27.1% for digital TV screens in airports from 2007 to 2008. Our utilization rate increased from 48.2% to 51.2% for digital TV screens on airlines from 2007 to 2008.
In addition, average selling prices per time slot sold increased for digital TV screens in airports and on airlines as we increased the listing prices for our advertising time slots of the digital TV screens in select airports and fewer discounts off the listing price were offered to our advertisers in 2008. The average selling price per time slot sold for digital TV screens in our network airports increased from US$949 in 2007 to US$1,748 in 2008. For network airlines, the average selling price per time slot sold increased from US$13,132 to US$19,992 for those periods. The average selling prices per time slot sold decreased for digital frames in airports from US$9,841 in 2007 to US$4,709 in 2008, as the listing prices of digital frames in the newly operated airports in 2008 were significantly lower than the listing price of digital frames in Beijing Capital International Airport, which was the only airport where we had operation of digital frames in the fourth quarter of 2007.

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
Operating Expenses. Our operating expenses decreased by 8.4% from US$26.8 million in 2007 to US$24.5 million in 2008. Operating expenses as a percentage of our total net revenues decreased from 64.4% in 2007 to 20.6% in 2008. Our total operating expenses in 2008 included share-based compensation expenses of US$5.0 million while our total operating expenses in 2007 included a one-time share-based compensation expense of US$17.5 million resulting from a transfer of 5,000,000 ordinary shares from a principal shareholder to our CEO prior to our IPO.
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
Income/(Loss) from Operations. We recorded US$23.9 million of income from operations in 2008, as compared to our loss from operations of US$6.5 million in 2007 as a cumulative result of the above factors.
Income Taxes. We recorded US$498,000 income tax benefits in 2008 with an effective tax rate of negative 1.6% and we recorded US$195,000 income tax benefits in 2007 with an effective tax rate of negative 4.1%, due to the preferential PRC enterprise income tax treatments enjoyed by our PRC subsidiaries.
Net Income/(Loss) of Equity Method Investments. We recorded US$325,000 in net loss of equity method investments in 2008, as compared to US$520,000 in net loss of equity method investments in 2007.
Net Income/(Loss) Attributable to Noncontrolling Interests. We recorded US$382,000 in net income attributable to noncontrolling interests in 2008, as compared to US$2,000 in net loss attributable to noncontrolling interests in 2007.
Net Income/(Loss) Attributable to AirMedia’s Shareholders. As a result of the foregoing, we had net income of US$30.2 million in 2008, as compared to our net loss of US$5.1 million in 2007.
Inflation
In recent years, China has not experienced significant inflation, and thus historically inflation has not had a significant effect on our business. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in China was 4.8%, 5.9% and -0.7% in the years 2007, 2008 and 2009, respectively.

Although inflation in China has not materially impacted our results of operations in the past, we can provide no assurance that we will not be affected in the future by potentially higher rates of inflation in China. For example, certain operating costs and expenses, such as employee compensation and office operating expenses, may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.
B. Liquidity and Capital Resources
To date, we have financed our operations primarily through internally generated cash, the sale of preferred shares in private placements and the proceeds we received from our initial public offering. As of December 31, 2009, we had approximately US$123.8 million in cash. We generally deposit our excess cash in interest bearing bank accounts. Although we consolidate the results of our variable interest entities in our consolidated financial statements, we can only receive cash payments from them pursuant to our contractual arrangements with them and their shareholders. See “Item 4. Information on the Company — C. Organizational Structure.” Our accounts receivable as of December 31, 2009 included US$10.2 million billed receivable and US$29.9 million unbilled receivable. Unbilled receivable represents amounts earned under advertising contracts in progress but not billable as of December 31, 2009. We intend to maintain our current policies for collections of accounts receivable, which typically provide a credit period no longer than 100 days following the advertisement is displayed, and expect our accounts receivable to increase as a result of the increase in our advertising service revenues.
Our principal uses of cash primarily include capital expenditures, contractual concession fees, business acquisitions and other investments and, to a lesser extent, salaries and benefits for our employees and other operating expenses. We expect that these will remain our principal uses of cash in the foreseeable future. We may also use additional cash to fund strategic acquisitions.
Cash Flow
The following table shows our cash flows with respect to operating activities, investing activities and financing activities for the years ended December 31, 2007, 2008 and 2009:

	Year ended December 31,
	2007		2008		2009
	(in thousands)

Net cash provided by (used in) operating activities	US$	(6,510)	US$	3,586	US$	8,858
Net cash used in investing activities		(15,673)		(56,692)		(42,644)
Net cash provided by (used in) financing activities		229,989		789		(3,913)
Effect of exchange rate changes on cash		1,023		2,936		(81)
Net increase (decrease) in cash		208,829		(49,381)		(37,780)
Cash at the beginning of the period		2,086		210,915		161,534
Cash at the end of the period		210,915		161,534		123,754
Operating Activities
Net cash provided by operating activities was US$8.9 million for the year ended December 31, 2009. This was primarily attributable to (1) certain non-cash expenses that did not result in cash outflow, principally depreciation and amortization of US$16.5 million, allowance for doubtful accounts of US$13.6 million and share-based compensation of US$5.8 million, (2) a decrease of US$17.2 million in prepaid concession fees under our concession rights contracts with the airports and airlines, (3) an increase of US$14.2 million in accounts payable primarily consisting of the concession fees payable under our concession rights contracts due to the expansion of our network coverage and increased number of concession rights contracts, and (4) an increase of US$6.5 million in deferred revenue primarily due to the strengthening of controls for advances received before offering advertisements to our new and renewal advertisers. The foregoing was partly offset by (1) a net loss of US$37.0 million, (2) an increase of US$18.2 million in accounts receivable from our advertisers due to our increased sales, and (3) an increase of US$7.0 million in deferred tax assets (liabilities), net, which negatively affected operating cash flow.

Net cash provided by operating activities was US$3.6 million for the year ended December 31, 2008. This was primarily attributable to (1) our net income of US$30.6 million from the operation of our advertising networks and (2) an increase of US$10.6 million in accounts payable primarily consisting of the concession fees payable under our concession rights contracts for our digital frames, digital TV screens or programs due to the expansion of our network coverage and increased number of concession rights contracts. The foregoing was partly offset by (1) an increase of US$24.4 million in accounts receivable from our advertisers due to our increased sales, (2) an increase of US$15.9 million in prepaid concession fees under our concession rights contracts with the airports and airlines, and (3) an increase of US$8.9 million in long-term deposits primarily as security for office rental deposits.
Net cash used in operating activities was US$6.5 million for the year ended December 31, 2007. This was primarily attributable to (1) an increase of US$11.7 million in prepaid concession fees under our concession rights contracts with the airports and airlines, (2) an increase of US$7.8 million in accounts receivable from our advertisers due to our increased sales, (3) an increase of US$3.8 million in long term-deposits primarily as security for office rental deposits, and (4) our net loss of US$5.1 million from the operation of our advertising networks. The foregoing was partly offset by an increase of US$1.6 million in accounts payable primarily consisting of the concession fees payable under our concession rights contracts for our digital TV screens or programs due to the expansion of our network coverage and increased number of concession rights contracts.
Investing Activities
Net cash used in investing activities for the year ended December 31, 2009 amounted to US$42.6 million, mainly as a result of (1) our purchases of equipment, primarily digital frames and digital TV screens for US$28.7 million, (2) US$6.2 million for business acquisition and purchase of intangible assets, (3) US$5.6 million for loan to AM Outdoor, in which we acquired 100% equity interest by the first quarter of 2010 and (4) US$1.4 million for investment restricted cash, which are payment deposits to banks as a condition for helping us guarantee our performance of maintenance tasks as required under our concession rights agreements with certain airports.
Net cash used in investing activities for the year ended December 31, 2008 amounted to US$56.7 million, mainly as a result of (1) our purchases of equipment, primarily digital frames and digital TV screens for US$50.4 million, and (2) US$6.3 million for the advance payment of contingent considerations in connection with our acquisition of the airport gate bridge advertising business.
Net cash used in investing activities amounted to US$15.7 million for the year ended December 31, 2007, mainly as a result of (1) our purchases of equipment, primarily digital TV screens, for US$13.0 million, and (2) the final US$1.3 million payment to acquire a 75% equity interest in AirTV United Media & Culture Co., Ltd, or AirTV United. The initial US$2.0 million payment of the total consideration of US$3.3 million for the 75% equity interest in AirTV United was paid in 2006. We also used US$1.3 million for a long-term investment in connection with our acquisition of a 51% equity interest in Beijing Aiyike.
Financing Activities
Net cash used in financing activities amounted to US$3.9 million for the year ended December 31, 2009, as a result of (1) US$7.4 million for share repurchases, offset by (1) US$2.2 million in proceeds from capital contribution from noncontrolling interests in the incorporation of Beijing AirMedia Jinshi Advertising Co., Ltd. and (2) US$1.3 million in proceeds from stock option exercise.
Net cash provided by financing activities amounted to US$789,000 for the year ended December 31, 2008, as a result of the proceeds from stock option exercises.
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
Capital Expenditures
Our capital expenditures were made primarily to purchase digital TV screens, digital frames and associated equipment for our network, including network construction for our gas station media network. We also exchange advertising time slots with other entities for digital TV screens, other equipment and office rental through barter transactions during 2007 and 2008.

We expect to incur capital expenditures of approximately US$19.8 million in 2010 primarily to purchase additional digital frames and install more light boxes, billboards and construction in our gas station media network.
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
Recently Issued Accounting Standards
In June 2009, the FASB issued an authoritative pronouncement that changes how a company determines whether an entity should be consolidated when such entity is insufficiently capitalized or is not controlled by the company through voting (or similar rights). The determination of whether a company is required to consolidate an entity is based on, among other things, the entity’s purpose and design and the company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. The pronouncement retains the scope of previously issued pronouncements but added entities previously considered qualifying special purpose entities, since the concept of these entities was eliminated by FASB. The pronouncement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2009. We do not expect the adoption of this pronouncement to have a significant impact on our consolidated financial statements.
In October 2009, the FASB issued an authoritative pronouncement regarding revenue arrangements with multiple deliverables. This pronouncement was issued in response to practice concerns related to accounting for revenue arrangements with multiple deliverables under the existing pronouncement. Although the new pronouncement retains the criteria from the existing pronouncement for when delivered items in a multiple-deliverable arrangement should be considered separate units of accounting, it removes the separation criterion under the existing pronouncement that objective and reliable evidence of the fair value of any undelivered items must exist for the delivered items to be considered a separate unit or separate units of accounting. The new pronouncement is effective for fiscal years beginning on or after June 15, 2010. Entities can elect to apply this pronouncement prospectively to new or materially modified arrangements after the pronouncement’s effective date or retrospectively for all periods presented. Early application is permitted; however, if the entity elects prospective application and early adopts this pronouncement after its first interim reporting period, it must also retrospectively apply this pronouncement as of the beginning of that fiscal year and disclose the effect of the retrospective adjustments on the prior interim periods’ revenue, income before taxes, net income, and net income/(loss) per share. We are in the process of evaluating the effect of adoption of this pronouncement.
In January 2010, the FASB issued authoritative guidance to improve disclosures about fair value measurements. This guidance amends previous guidance on fair value measurements to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurement on a gross basis rather than on a net basis as currently required. This guidance also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. This guidance is effective for annual and interim periods beginning after December 15, 2009, except for the requirement to provide the Level 3 activities of purchases, sales, issuances, and settlements on a gross basis, which will be effective for annual and interim periods beginning after December 15, 2010. Early application is permitted and, in the period of initial adoption, entities are not required to provide the amended disclosures for any previous periods presented for comparative purposes. We do not expect the adoption of this pronouncement to have a significant impact on our consolidated financial statements.
In April 2010, the FASB issued an authoritative pronouncement regarding milestone method of revenue recognition. The scope of this pronouncement is limited to arrangements that include milestones relating to research or development deliverables. The pronouncement specifies guidance that must be met for a vendor to recognize consideration that is contingent upon achievement of a substantive milestone in its entirety in the period in which the milestone is achieved. The guidance applies to milestones in arrangements within the scope of this pronouncement regardless of whether the arrangement is determined to have single or multiple deliverables or units of accounting. The pronouncement will be effective for fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early application is permitted. Companies can apply this guidance prospectively to milestones achieved after adoption. However, retrospective application to all prior periods is also permitted. We are in the process of evaluating the effect of adoption of this pronouncement.

In April 2010, FASB issued an authoritative pronouncement regarding the effect of denominating the exercise price of a share-based payment award in the currency of the market in which the underlying equity securities trades and that currency is different from (1) entity’s functional currency, (2) functional currency of the foreign operation for which the employee provides services, and (3) payroll currency of the employee. The guidance clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should be considered an equity award assuming all other criteria for equity classification are met. The pronouncement will be effective for interim and annual periods beginning on or after December 15, 2010, and will be applied prospectively. Affected entities will be required to record a cumulative catch-up adjustment for all awards outstanding as of the beginning of the annual period in which the guidance is adopted. We are in the process of evaluating the effect of adoption of this pronouncement.
C. Research and Development, Patents and Licenses, Etc.
None.
D. Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2009 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
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
F. Tabular Disclosure of Contractual Obligations
We have entered into operating lease agreements primarily for our office spaces in China. These leases expire through 2012 and are renewable upon negotiation. In addition, the contract terms of our concession rights contracts are usually three to five years. Most of these concession rights expire through 2015 and are renewable upon negotiation. The following table sets forth our contractual obligations and commercial commitments as of December 31, 2009:

	Payment Due by Period
									2015 and
	Total		2010		2011-2012		2013-2014		thereafter
	(in thousands)

Operating lease agreements.	US$	3,805	US$	2,415	US$	1,390	US$	—	US$	—
Concession rights contracts		335,893		133,026		142,591		36,932		23,344

Total	US$	339,698	US$	135,441	US$	143,981	US$	36,932	US$	23,344

Other long-term liabilities, such as non-current deferred tax liabilities, have been excluded from the above table due to the uncertainty of the timing of payments. The above table also excludes the contingent consideration to be paid in connection with our acquisition of the gate bridge advertising business in 2008, and under the terms of the acquisition agreement, we may be required to pay an additional consideration of up to US$17.0 million to the selling shareholders, depending on the after-tax net profit performance of the advertising business on gate bridges in airports in 2010.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Herman Man Guo	47	Chairman and Chief Executive Officer
Xiaoya Zhang	48	Director, President and Interim Chief Financial Officer
Qing Xu	49	Director
Shichong Shan	79	Independent Director
Donglin Xia	49	Independent Director
Junjie Ding	46	Independent Director
Songzuo Xiang	45	Independent Director
James Zhonghua Feng	39	Chief Operating Officer
Jacky Jian Li	53	President of Operations
Wei He	35	Chief Public Relations Officer
Mr. Herman Man Guo is our founder and has served as the chairman of our board of directors and our chief executive officer since our company’s inception. He was the general manager of Beijing Sunshine Media Co., Ltd. from 1997 to 2004. From 1991 to 1996, Mr. Guo served as the deputy general manager of Beijing Trade & Technology Development Company. Prior to that, he worked in China Civil Aviation Development Service Company from 1988 to 1990. Mr. Guo received his bachelor’s degree in applied mathematics from People’s Liberation Army Information Engineering University in China in 1983 and currently attends the Executive MBA program at Peking University in China.
Mr. Xiaoya Zhang has served as our director and president since our company’s inception and has been our interim chief financial officer since February 2010. From 1995 to 2004, Mr. Zhang was a department director of China Investment Engineering Consulting Company. Prior to that, he served as the deputy general manager of Dalian Zhongxing Industrial Company from 1992 to 1995. From 1989 to 1992, Mr. Zhang served as the program manager of China Agriculture Development Trust Investment Company. Mr. Zhang received his bachelor’s degree in mathematics from Shandong University in China in 1983 and his master’s degree in system engineering from Beijing University of Aeronautics and Astronautics in China in 1989 and was awarded the senior engineer qualification by the State Development Planning Commission.
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
Mr. Shichong Shan has served as our independent director since July 2007. Mr. Shan has retired since 1996. Before he retired, Mr. Shan had held a number of senior executive positions in various government agencies and other organizations in the aviation industry in China, including the General Administration of Civil Aviation of China. Mr. Shan attended the college program at the Eastern China Military and Politics Institute in China.

Dr. Donglin Xia has served as our independent director since October 2007. Dr. Xia is an accounting professor of the School of Economics and Management, Tsinghua University. He is also an advisor to the Accounting Standard Committee of the Ministry of Finance in China and the deputy chairman of the Section of Basic Accounting Theory of the Accounting Society of China. He served as the head of the accounting department at the School of Economics and Management, Tsinghua University from 1998 to 2000. Dr. Xia currently serves on the board of Huaneng Power International, a power generation company in China that is listed on the New York Stock Exchange, Shanghai Stock Exchange and Hong Kong Stock Exchange, Shantui Construction Machinery Co., Ltd., a construction equipment company listed on the Shenzhen Stock Exchange in China, and Xinxing Pipes Group, a company manufacturing ductile iron pipes and steel listed on the Shenzhen Stock Exchange in China. Dr. Xia received his Ph.D. degree in economics from the Research Institute of Fiscal Science of the Ministry of Finance in China in 1994.
Dr. Junjie Ding has served as our independent director since November 2008. Dr. Ding is also an independent director of SinoMedia Holding Limited, a media advertising operator in China that is listed on the Hong Kong Stock Exchange. Dr. Ding is a vice president of the Communication University of China and the deputy officer of the China Advertising Association of Commerce. With nearly 20 years of experience in the media and advertisement industry, Dr. Ding is the editor of various periodicals, such as International Advertising and the Annual Book of Chinese Advertising Works. He received his Ph.D. degree in communications in 2003 from the Communication University of China.
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
Mr. Jacky Jian Li has served as our president of operations since March 2010. Prior to this, he had been our vice president of operations since October 2005. Prior to joining our company, Mr. Li worked for ASDM International Advertising Co., Ltd. from 2003 to 2005, where he was a program director. From 2002 to 2003, he served as a program director of China Central Television. He was the deputy general manager of Super Star Reader Company from 2000 to 2002 after he served as the chief representative of Polyglot International in China from 1993 to 2000. Mr. Li received his bachelor’s degree in Chinese literature from Peking University in China in 1983.
Ms. Wei He has served as our chief public relations officer since May 2006. Prior to joining our company, she worked as the deputy general manager of Taixiang Investment Consulting Co. Ltd. from 2003 to 2006. Prior to this, she served as the director of the liaison department of Kelon Electrical Holdings Company Ltd. from 2000 to 2002. She served as the account manager of Hong Kong Pengli Group from 1999 to 2000. She received her bachelor’s degree from Qufu Normal University in China in 1998 and her MBA degree from the City University of Washington in 2006.
Employment Agreements
We have entered into employment agreements with all of our senior executive officers, namely Herman Man Guo, Xiaoya Zhang and James Zhonghua Feng. Under these employment agreements, each of our executive officers is employed for a specified time period, subject to automatic extension unless either we or the executive officer gives a one-month prior notice to terminate such employment. We have also entered into employment agreements with our other executive officers, including Jacky Jian Li and Wei He. Each of the contract terms was a period of two or three years. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the employee, including but not limited to a conviction or plea of guilty to certain crimes, negligence or dishonesty to our detriment and failure to perform the agreed-to duties after a reasonable opportunity to cure the failure. An executive officer may terminate his employment at any time without notice or penalty if there is a material reduction in his authority, duties and responsibilities or if there is a material reduction in his annual salary before the next annual salary review. Furthermore, either we or an executive officer may terminate the employment at any time without cause upon advance written notice to the other party. These agreements do not provide for any special termination benefits, nor do we have other arrangements with these executive officers for special termination benefits.

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
B. Compensation of Directors and Executive Officers
In 2009, the aggregate cash compensation to our executive officers was approximately US$764,000 and the aggregate cash compensation to our non-executive directors was approximately US$84,000.
Share Options
In July 2007, we adopted the 2007 Share Incentive Plan to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. In December 2009, we amended the 2007 Share Incentive Plan by increasing the maximum aggregate number of shares issuable under the plan. As of the date of this annual report, our board of directors has authorized the issuance of up to 17,000,000 ordinary shares upon the exercise of awards granted under our plan. As of April 30, 2010, options to purchase a total of 15,829,500 of our ordinary shares have been granted and 14,515,652 options were outstanding. These options will vest on a straight-line basis over a three-year period, with one-twelfth of the options vesting each quarter from the date of grant.
The following table summarizes, as of April 30, 2010, the outstanding options granted to our executive officers, directors and to other individuals as a group under our 2007 Share Incentive Plan.

	Ordinary
	Shares	Exercise
	Underlying	Price
Name	Options	(US$/Share)		Date of Grant	Date of Expiration
Herman Man Guo	2,000,000	2.00		July 2, 2007	July 2, 2017
Xiaoya Zhang	1,000,000	2.00		July 2, 2007	July 2, 2017
	500,000	2.69		July 10, 2009	July 10, 2014
Shichong Shan	*	2.00		July 20, 2007	July 20, 2017
Donglin Xia	*	2.98	(1)	November 29, 2007	November 29, 2012
Junjie Ding	*	2.69		July 10, 2009	July 10, 2014
Songzuo Xiang	*	2.69		July 10, 2009	July 10, 2014
James Zhonghua Feng	625,514	2.00		July 2, 2007	July 2, 2017
	150,000	2.00		July 20, 2007	July 20, 2017
	110,000	2.98	(1)	November 29, 2007	November 29, 2012
	840,000	2.69		July 10, 2009	July 10, 2014
Jacky Jian Li	*	2.00		July 20, 2007	July 20, 2017
	*	2.69		July 10, 2009	July 10, 2014
Wei He	*	2.00		July 20, 2007	July 20, 2017
	*	2.69		July 10, 2009	July 10, 2014
Other individuals as a group	2,720,484	2.00		July 20, 2007	July 20, 2017
Other individuals as a group	2,128,002	2.98	(1)	November 29, 2007	November 29, 2012
Other individuals as a group	3,893,500	2.69		July 10, 2009	July 10, 2014

*	Aggregate beneficial ownership of our company by such officer or director is less than 1% of our total outstanding ordinary shares.

(1)	On December 10, 2008, to provide better incentive to our employees, our board of directors approved an adjustment to the exercise price of the stock options previously granted on November 29, 2007. The exercise price of each option was originally $8.50 per ordinary share. The revised exercise price for each option is $2.98 per ordinary share.

The following paragraphs summarize the terms of our 2007 Share Incentive Plan as currently in effect.
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
Exercise Price and Terms of the Options. The exercise price per share subject to an option may be amended or adjusted in the absolute discretion of the compensation committee, the determination of whch shall be final, binding and conclusive. To the extent not prohibited by applicable laws or exchange rules, a repricing of options mentioned in the preceding sentence shall be effective without the approval of our shareholders or the approval of the optionees. Notwithstanding the foregoing, the exercise price per share subject to an option shall not be increased without the approval of the affected optionees. If we grant an option to an individual who, at the date of grant, possesses more than ten percent of the total combined voting power of all classes of our shares, the exercise price cannot be less than 110% of the fair market value of our ordinary shares on the date of that grant. The compensation committee shall determine the time or times at which an option may be exercised in whole or in part, including exercise prior to vesting, and shall determine any conditions, if any, that must be satisfied before all or part of an option may be exercised. The term of each option grant shall be stated in the stock option agreement, provided that the term shall not exceed 10 years from the date of the grant.

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
Committees of the Board of Directors
We have established two committees under the board of directors: the audit committee and the compensation committee. We currently do not plan to establish a nominating committee. The independent directors of our company will select and recommend to the board for nomination by the board such candidates as the independent directors, in the exercise of their judgment, have found to be well qualified and willing and available to serve as our directors prior to each annual meeting of our shareholders at which our directors are to be elected or re-elected. In addition, our board of directors has resolved that director nominations be approved by a majority of the board as well as a majority of the independent directors of the board. In compliance with Rule 5605(b)(1) of the Nasdaq Stock Market Rules, a majority of our board of directors are independent directors. We have adopted a charter for each of the board committees. Each committee’s members and responsibilities are described below.
In 2009, our board held meetings or passed resolutions by unanimous written consent 11 times.
Audit Committee. Our audit committee consists of Messrs. Songzuo Xiang, Shichong Shan and Donglin Xia. Our board of directors has determined that Messrs. Songzuo Xiang, Shichong Shan and Donglin Xia satisfy the “independence” requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:
•	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;
•	reviewing with the independent auditors any audit problems or difficulties and management’s response;
•	reviewing and approving all proposed related-party transactions on an ongoing basis;
•	discussing the annual audited financial statements with management and the independent auditors;
•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;
•	annually reviewing and reassessing the adequacy of our audit committee charter;
•	other matters specifically delegated to our audit committee by our board of directors from time to time;

•	meeting separately and periodically with management and the independent auditors; and
•	reporting regularly to the full board of directors.
In 2009, our audit committee held meetings or passed resolutions by unanimous written consent 5 times.
Compensation Committee. Our compensation committee consists of Messrs. Junjie Ding, Shichong Shan and Donglin Xia. Our board of directors has determined that Messrs. Junjie Ding, Shichong Shan and Donglin Xia satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:
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
In 2009, our compensation committee held meetings or passed resolutions by unanimous written consent 11 times.
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
D. Employees
We had 451, 564 and 795 employees as of December 31, 2007, 2008 and 2009, respectively. The following table sets forth the number of our employees by area of business as of December 31, 2009:

	Number of
	Employees	% of Total
Sales and Marketing Department	370	46.5%
Quality Control and Technology Department	164	20.6
Programming Department	36	4.5
Resources Development Department	58	7.3
General Administrative and Accounting	167	21.1

Total	795	100.0%

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

In addition, we enter into standard confidentiality agreements with all of our employees including officers and managers that prohibit any employee from disclosing confidential information obtained during their employment with us. Furthermore, the confidentiality agreements include a covenant that prohibits all employees from engaging in any activities that compete with our business up to two years after their employment with us terminates.
None of our employees is a member of a labor union and we consider our relationship with our employees to be good.
E. Share Ownership
The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of April 30, 2010, by:
•	each of our directors and executive officers; and
•	each person known to us to own beneficially more than 5.0% of our ordinary shares.
The calculations in the shareholder table below are based on 131,197,101 ordinary shares issued and outstanding as of April 30, 2010. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days after April 30, 2010, including through the exercise of any option, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares Beneficially Owned
	Number	%

Directors and Executive Officers:
Herman Man Guo(1)	49,449,312	37.17%
Qing Xu(2)	6,550,560	4.99
Xiaoya Zhang(3)	1,329,524	1.01
Shichong Shan	*	*
Donglin Xia	*	*
Junjie Ding	*	*
Songzuo Xiang	*	*
James Zhonghua Feng	*	*
Jacky Jian Li	*	*
Wei He	*	*

Principal Shareholders:
Wealthy Environment Limited(4)	37,615,980	28.67%
Global Gateway Investments Limited(5)	26,100,000	19.9
Global Earning Pacific Limited (6)	10,000,000	7.62

*	Aggregate beneficial ownership of our company by such director or officer is less than 1% of our total outstanding ordinary shares.

(1)	Includes (i) 37,615,980 ordinary shares held by Wealthy Environment Limited, a BVI company wholly owned by Mr. Guo, (ii) 1,833,332 ordinary shares issuable upon exercise of options held by Mr. Guo that are exercisable within 60 days after April 30, 2010 and (iii) 10,000,000 ordinary shares held by Global Earnings Pacific Limited, a BVI company wholly owned and controlled by Dan Shao, Mr. Guo’s wife. Mr. Guo disclaims beneficial ownership of the ordinary shares held by Global Earnings Pacific Limited. The business address of Mr. Guo is 17/F, Sky Plaza, No.46 of Dongzhimenwai Street, Dongcheng District, Beijing, China.

(2)	Includes (i) 5,000,000 ordinary shares held by Mambo Fiesta Limited, a BVI company wholly owned by Mr. Xu, and (ii) 1,550,560 ordinary shares held by Mambo Fiesta Limited, in the form of ADSs. The business address of Mr. Xu is 17/F, Sky Plaza, No.46 of Dongzhimenwai Street, Dongcheng District, Beijing, China.

(3)	Includes 287,858 ordinary shares held by Great Bridges International Corporation, a BVI company wholly owned by Mr. Zhang, and 1,041,666 ordinary shares issuable upon exercise of options held by Mr. Zhang that are exercisable within 60 days after April 30, 2010. The business address of Mr. Zhang is 17/F, Sky Plaza, No.46 of Dongzhimenwai Street, Dongcheng District, Beijing, China.

(4)	Wealthy Environment Limited, a company incorporated in BVI, is wholly owned and controlled by Herman Man Guo. The registered address of Wealthy Environment Limited is P.O. Box 173, Kingston Chambers, Road Town Tortola, BVI.

(5)	All of the issued and outstanding shares of Global Gateway Investments Limited are wholly owned by CDH China Growth Capital Fund II, a Cayman Islands exempted limited partnership. CDH China Growth Capital Holdings Company Limited, or CDH Growth Capital Holdings, a Cayman Islands exempted limited liability company, is the general partner of CDH Fund II and has the power to direct CDH Fund II as to the voting and disposition of shares directly and indirectly held by CDH Fund II. The investment committee of CDH Growth Capital Holdings comprises Wu Shangzhi, Jiao Shuge and Liu Xinlai. Changes to the investment committee require the approval of the directors of CDH Growth Capital Holdings. The directors of CDH Growth Capital Holdings are nominated by the principal shareholders of CDH Growth Capital Holdings, being (1) an affiliate of Capital Z Partners, (2) an affiliate of the Government of Singapore Investment Corporation, and (3) China Diamond Holdings II, L.P., a BVI limited partnership controlled by senior members of the CDH Fund II investment team. The registered address for Global Gateway Investments Limited is P.O. Box 957, Offshore Incorporation Centre, Road Town, Tortola, BVI.

(6)	Global Earning Pacific Limited, a company incorporated in BVI, is wholly owned and controlled by Dan Shao, Mr. Herman Man Guo’s wife. The registered address of Global Earning Pacific Limited is OMCChambers, Wickham Cay 1, Road Town Tortola, BVI.
None of our existing shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.
As of April 30, 2010, 131,197,101 of our ordinary shares were issued and outstanding. To our knowledge, we had only one record shareholder in the United States, JPMorgan Chase Bank, N.A., which is the depositary of our ADS program and held approximately 59.4% of our total outstanding ordinary shares as of April 30, 2010. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.
For the options granted to our directors, officers and employees, please refer to “—B. Compensation of Directors and Executive Officers.”
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”
B. Related Party Transactions
Contractual Arrangements
Since December 10, 2005, foreign investors have been permitted to own directly a 100% interest in PRC advertising companies with at least three years of direct operations outside of China. We do not currently directly operate an advertising business outside of China and cannot qualify under the PRC regulations allowing 100% foreign ownership of a PRC advertising company any earlier than three years after we commence any such operations or until we acquire a company which has directly operated an advertising business for the required period of time. Accordingly, since we have not been involved in the direct operation of an advertising business outside of China, our domestic PRC subsidiaries, AM Technology, Shenzhen AM and Xi’an AM, which are considered foreign-invested enterprises, are currently ineligible to operate a business with advertising as a part of its business scope in China. Our advertising business is currently provided through contractual arrangements with our consolidated variable interest entities in China, principally AM Advertising, certain of its subsidiaries, Shengshi Lianhe, AirMedia UC and AM Yuehang.

Our consolidated variable interest entities directly operate our advertising network, enter into concession rights contracts and sell advertising time slots and advertising locations to our advertisers. We have been and are expected to continue to be dependent on our variable interest entities to operate our advertising business until we qualify for direct ownership of an advertising business in China under the PRC laws and regulations and acquire our variable interest entities as our direct, wholly-owned subsidiaries. AM Technology has entered into contractual arrangements with our variable interest entities, pursuant to which AM Technology provides exclusive technology support and service and technology development services in exchange for payments from them. In addition, AM Technology has entered into agreements with our variable interest entities and each of their shareholders which provide AM Technology with the substantial ability to control our variable interest entities. These agreements are summarized in the following paragraphs.
Technology Support and Service Agreements. Pursuant to the technology support and service agreements and the supplementary agreements thereto between each of AM Advertising, Shengshi Lianhe, AirMedia UC and AM Yuehang, which we refer to as “VIEs,” and AM Technology, respectively, AM Technology has the exclusive right to provide to the VIEs technology consulting services, including research and development of technologies related to the VIEs’ operation, the maintenance and monitoring of displays and programming systems, research on the solution of technical problems, and other related technical support and services. AM Technology owns the intellectual property rights developed in the performance of these agreements. The service fees that the VIEs pay to AM Technology, respectively, should be in amounts that guarantee that the VIEs can achieve, after deducting such service fees payable to AM Technology, a net cost-plus rate of no less than 0.5% in the case of AM Advertising, Shengshi Lianhe and AirMedia UC, or 1.0% in the case of AM Yuehang, which final rate should be determined by AM Technology. The “net cost-plus rate” refers to the operating profit as a percentage of total costs and expenses of a certain entity. These service fees should be settled by the end of each quarter and subject to adjustments in the annual account settlement that should be completed within three months after the end of each fiscal year. These agreements run for ten-year terms and are subject to automatic renewal for an additional ten-year term provided that no objection is made in the twenty days prior to the renewal of the term.
Technology Development Agreements. Pursuant to the technology development agreements and the supplementary agreements thereto between AM Technology and each of the VIEs, respectively, the VIEs exclusively engage AM Technology to provide technology development services. AM Technology owns the intellectual property rights developed in the performance of these agreements. The service fees that AM Advertising, Shengshi Lianhe and AirMedia UC pay to AM Technology, respectively, should be in amounts that guarantee that AM Advertising, Shengshi Lianhe and AirMedia UC can achieve, after deducting such service fees payable to AM Technology, a net cost-plus rate of no less than 0.5%, which final rate should be determined by AM Technology. The “net cost-plus rate” refers to the operating profit as a percentage of total costs and expenses of a certain entity. The service fees that AM Yuehang pays to AM Technology should be an amount mutually agreed by AM Yuehang and AM Technology in the first month of each year. These service fees should be settled by the end of each quarter and subject to adjustments in the annual account settlement that should be completed within three months after the end of each fiscal year. These agreements run for ten-year terms and are subject to automatic renewal for an additional ten-year term provided that no objection is made within twenty days prior to the renewal of the term.
Call Option Agreements. Under the call option agreements among AM Technology and each of the VIEs and the shareholders of the VIEs, respectively, the shareholders of the VIEs irrevocably granted AM Technology or its designated third party an exclusive and irrevocable right to purchase from the shareholders of the VIEs, as the case may be, to the extent permitted under PRC law, all of the equity interests in each of the VIEs, as the case may be, for the minimum amount of consideration permitted by the applicable law without any other conditions. AM Technology agrees to provide a guarantee for the VIEs’ performance of their obligations under any contracts or agreements relating to their business operations and commits to provide loans to support the business development needs of the VIEs or when any of the VIEs suffers any operating difficulties. In April 2008, AM Technology provided an entrusted loan in the amount of US$5.9 million and US$4.4 million to Shengshi Lianhe and AM Advertising, respectively, to meet their working capital needs.

Equity Pledge Agreements. Under the equity pledge agreements among AM Technology and the shareholders of AM Advertising, among Shengshi Lianhe, AM Technology and the shareholders of Shengshi Lianhe, among AirMedia UC, AM Technology and the shareholders of AirMedia UC and among AM Yuehang, AM Technology and the shareholders of AM Yuehang, respectively, the shareholders of AM Advertising, Shengshi Lianhe, AirMedia UC and AM Yuehang pledged all of their equity interests in AM Advertising, Shengshi Lianhe, AirMedia UC or AM Yuehang, as the case may be, to AM Technology to guarantee AM Advertising, Shengshi Lianhe, AirMedia UC or AM Yuehang’s performance of its obligations under the technology support and service agreements and the technology development agreements. AM Technology has the right to receive dividends from the shares pledged by the shareholders of AM Advertising, Shengshi Lianhe, AirMedia UC and AM Yuehang.
Authorization Letters. Each shareholder of the VIEs has executed an authorization letter to authorize AM Technology to exercise certain of its rights as shareholder of any of the VIEs, as the case may be, including voting rights, the rights to enter into legal documents to transfer any or all of its equity interests in any of the VIEs, as the case may be, and the rights to designate the general manager of the VIEs in the shareholder meetings. Such authorization letters will remain effective during the respective operating periods of the VIEs.
Amounts Due to BEMC
We assigned concession rights of certain media resources to BEMC, our joint venture with China Eastern Media Corporation, Ltd. As of December 31, 2009, we had US$408,000 due to BEMC as the deposits received for publishing advertisement.
Amounts Due from AM Outdoor
As of December 31, 2009, we had US$412,000 uncollected advertising revenue earned from AM Outdoor and we also had US$5.6 million due from AM Outdoor, which was one year term due on September 24, 2010 bearing 5.31% annual interest rate.
Transactions with BEMC and AM Outdoor
During 2009, we earned US$2.0 million of advertising revenue from BEMC and US$412,000 of advertising revenue from AM Outdoor.
Shareholders Agreement
Under an amended and restated shareholders agreement entered into on September 27, 2007, we have granted certain of our shareholders customary registration rights, including demand and piggyback registration rights and Form F-3 registration rights.
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
ITEM 9. THE OFFER AND LISTING
A. Offering and Listing Details
Our ADSs, each representing two of our ordinary shares, have been listed on the Nasdaq since November 7, 2007. Our ADSs trade under the symbol “AMCN.” For the period from our initial public offering on November 7, 2007 to May 27, 2010, the trading price of our ADSs on the Nasdaq has ranged from US$3.80 to US$9.26 per ADS. The following table provides the high and low trading prices for our ADSs on the Nasdaq for (1) the years 2008 and 2009; (2) each full financial quarter in 2008 and 2009 and the first full financial quarter in 2010; and (3) each of the past six months.

	Trading Price
	High	Low
	US$	US$
Annual High and Low
2008	26.51	3.85
2009	9.26	3.80

Quarterly Highs and Lows
First Quarter 2008	26.51	15.01
Second Quarter 2008	21.96	12.91
Third Quarter 2008	15.06	6.43
Fourth Quarter 2008	7.70	3.85
First Quarter 2009	6.08	3.80
Second Quarter 2009	8.10	4.18
Third Quarter 2009	8.38	5.19
Fourth Quarter 2009	9.26	6.55
First Quarter 2010	8.90	5.92

Monthly Highs and Lows
2009
November	8.75	6.55
December	8.82	7.02
2010
January	8.90	7.55
February	8.06	6.16
March	7.98	5.92
April	6.61	6.00
May (through May 27)	6.49	4.05

B. Plan of Distribution
Not applicable.
C. Markets
Our ADSs, each representing two of our ordinary shares, have been listed on the Nasdaq since November 7, 2007. Our ADSs trade under the symbol “AMCN.”
D. Selling Shareholders
Not applicable.
E. Dilution
Not applicable.
F. Expenses of the Issue
Not applicable.
ITEM 10. ADDITIONAL INFORMATION
A. Share Capital
Not applicable.
B. Memorandum and Articles of Association
The following are summaries of material terms and provisions of our amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares. This summary is not complete, and you should read our amended and restated memorandum and articles of association, which has been filed as Exhibit 99.3 to our Form 6-K (File No. 001-33765) filed with the Commission on December 9, 2009. For information on how to obtain copies of our amended and restated memorandum and articles of association, see “Where You Can Find More Information.”
Ordinary Shares
General
All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.
Dividend Rights
The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law.

Voting Rights
Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of our board of directors or any other shareholder holding at least ten percent of the shares given a right to vote at the meeting, present in person or by proxy.
A quorum required for a meeting of shareholders consists of shareholders holding not less than an aggregate of one-third of all voting share capital of the Company in issue present in person or by proxy and entitled to vote. Shareholders’ meetings may be held annually and may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate at least one-third of our voting share capital. Advance notice of at least fourteen days is required for the convening of our annual general meeting and other shareholders meetings.
An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares. A special resolution is required for important matters such as a change of name. Holders of the ordinary shares may effect certain changes by ordinary resolution, including altering the amount of our authorized share capital, consolidating or dividing all or any of our share capital into shares of larger amount than our existing share capital, and canceling any shares that are authorized but unissued.
Transfer of Shares
Subject to the restrictions of our articles of association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in writing and executed by or on behalf of the transferor, accompanied by the certificates of such shares and such other evidence as the Directors may reasonably require to show the right of the shareholder to make the transfer.
Repurchase of Shares
Subject to the provisions of the Companies Law and our articles of association, our board of directors may authorize repurchase of our shares in accordance with the manner of purchase specified in our articles of association without seeking shareholder approval.
Liquidation
On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.
Variations of Rights of Shares
All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the written consent of the holders of a majority of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.
Inspection of Books and Records
Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “—H. Documents on Display.”
C. Material Contracts
We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F.

D. Exchange Controls
See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Exchange.”
E. Taxation
The following summary of the material Cayman Islands, PRC and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws.
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
PRC Taxation
Under the EIT Law, foreign corporate shareholders and corporate ADSs holders may be subject to a 10% income tax upon the dividends payable by us or on any gains they realize from the transfer of our shares or ADSs, if we are classified as a PRC resident enterprise and such income is regarded as income from “sources within the PRC.” Given the fact that (i) the PRC tax law does not define what is “sources within the PRC”, and (ii) whether we would be regarded as “resident enterprise” is not clear; it is uncertain whether foreign corporate shareholders and corporate ADSs holders may be subject to a 10% income tax upon the dividends payable by us or on any gains they realize from the transfer of our shares or ADSs. If we are required under the PRC tax law to withhold PRC income tax on our dividends payable to our non-PRC corporate shareholders and ADS holders or if any gains of the transfer of their shares or ADSs are subject to PRC tax, such holders’ investment in our ADSs or ordinary shares may be materially and adversely affected.
United States Federal Income Taxation
The following discussion describes certain material U.S. federal income tax considerations under present law relating to the purchase, ownership and disposition of our ADSs or ordinary shares by a U.S. Holder described below that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) and that have the U.S. dollar as their functional currency. This discussion is based upon U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. This discussion does not discuss all aspects of U.S. federal income taxation that may be important to a particular investor in light of their individual investment circumstances, including investors subject to special tax rules.
The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:
•	certain financial institutions;
•	insurance companies;
•	broker dealers;
•	traders that elect to mark to market treatment;
•	partnerships and their partners
•	tax-exempt organization (including private foundations);

•	persons liable for alternative minimum tax;
•	regulated investment companies;
•	certain expatriates or former long-term residents of the United States;
•	governments or agencies or instrumentalities thereof;
•	persons holding an ADS or ordinary share as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;
•	persons who own (directly, indirectly or constructively) 10% or more of our voting stock;
•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee stock options or otherwise as compensation; or
•	persons holding ADSs or ordinary shares through partnerships or other pass-through entities;
all of whom may be subject to tax rules that differ significantly from those summarized below.
U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR ORDINARY SHARES.
For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes,
•	an individual who is a citizen or resident of the United States;
•	a corporation (or other entity subject to tax as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any state or the District of Columbia;
•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
•	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.
This discussion does not consider the tax treatment of partnerships or other pass-through entities that hold the ADSs or ordinary shares, or of persons who hold the ADSs or ordinary shares through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of the ADSs or ordinary shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If a U.S. Holder is a partner in a partnership or other entity taxable as a partnership holding our ADSs or ordinary shares, U.S. Holders are urged to consult their advisors regarding an investment in our ADSs or ordinary shares.
The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with the terms. For U.S. federal income tax purposes, a U.S. Holder of ADSs will be treated as the holder of the underlying ordinary shares represented by the ADSs.
This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, or state, local or non-U.S. tax laws and other tax considerations of an investment in our ADSs or ordinary shares. We have not sought, and will not seek, a ruling from the Internal Revenue Service, or the IRS, or an opinion as to any U.S. federal income tax consequence described herein. The IRS may disagree with the discussion herein, and its determination may be upheld by a court.

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares
Subject to discussions below under “—Passive Foreign Investment Company,” the gross amount of all our distributions to a U.S. Holder with respect to our ADSs or ordinary shares will be included in his or her gross income as ordinary dividend income on the date of actual or constructive receipt by the depositary, in the case of ADSs, or by the U.S. Holder, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from U.S. corporations.
With respect to non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends will be “qualified dividend income” that is taxed at the lower applicable capital gains rate, provided that certain conditions are satisfied, including that (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States or we are eligible for the benefit of the income tax treaty between the United States and the PRC, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, (3) certain holding period requirements are met, and (4) such non-corporate U.S. Holders are not under an obligation to make related payments with respect to positions in substantially similar or related property. United States Treasury Department guidance indicates that our ADSs, upon listing on the Nasdaq (but not our ordinary shares), will generally be readily tradable on an established securities market in the United States. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. U.S. Holders should consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.
Dividends will constitute foreign source income for foreign tax credit limitation purposes. If PRC withholding taxes apply to dividends paid to a U.S. Holder with respect to our ADSs or ordinary shares, he or she may be able to obtain a reduced rate of PRC withholding taxes under the income tax treaty between the United States and the PRC if certain requirements are met. In addition, subject to certain conditions and limitations, PRC withholding taxes on dividends may be treated as foreign taxes eligible for credit against the U.S. Holder’s U.S. federal income tax liability. U.S. Holders should consult their own tax advisors regarding the creditability of any PRC tax. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our ADSs or ordinary shares will generally constitute “passive category income” or, in the case of certain U.S. Holders, constitute “general category income.”
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
Taxation of a Disposition of ADSs or Ordinary Shares
Subject to discussions below under “—Passive Foreign Investment Company,” you will recognize capital gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ADS or ordinary share and your tax basis (in U.S. dollars) in the ADS or ordinary share. The gain or loss will generally be capital gain or loss. If you are a non-corporate U.S. holder (such as an individual), you will generally be eligible for reduced tax rates if you have held the ADSs or ordinary shares for more than a year. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source gain or loss for foreign tax credit limitation purposes, subject to exceptions and limitations. However, in the event we are deemed to be a Chinese “resident enterprise” under PRC tax law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat such gain as PRC source income. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company
Based on the market price of our ADSs and ordinary shares and the composition of our income and assets, we believe that we were not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2009. However, the application of the PFIC rules is subject to ambiguity in several respects and, in addition, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2010 or any future taxable year. In particular, we believe that there is a significant risk that we will be a PFIC for our taxable year ending December 31, 2010 unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce active income. A non-U.S. corporation is considered a PFIC for any taxable year if either:
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
Although the law in this regard is unclear, we treat the consolidated variable interest entities and their subsidiaries as being owned by us for U.S. federal income tax purposes, not only because we control their management decisions but also because we are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we consolidate these entities’ operating results in our consolidated, financial statements prepared under U.S. GAAP. If it were determined, however, that we are not the owner of the consolidated variable interest entities and their subsidiaries for U.S. federal income tax purposes, we would likely be treated as a PFIC for our taxable year ended on December 31, 2009 and any subsequent taxable year.
We must make a separate determination each year as to whether we are a PFIC. As a result, it is possible that our PFIC status will change. In particular, if it were determined, that we are not the owner of the consolidated variable interest entities and their subsidiaries for U.S. federal income tax purposes, we would likely be treated as a PFIC. Assuming that we are the owner of the consolidated variable entities for U.S. federal income tax purposes, because the total value of our assets for purposes of the asset test will generally be calculated using the market price of our ADSs and ordinary shares, our PFIC status will depend in large part on the market price of our ADSs and ordinary shares. Accordingly, it is possible that fluctuations in the market price of the ADSs and ordinary shares will result in our being a PFIC for any year. In addition, the composition of our income and assets will be affected by how, and how quickly, we utilize the cash (or other passive assets or investments) we have on hand or raise in any offering. If we are a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we will generally continue to be treated as a PFIC for all succeeding years during which the U.S. Holder holds ADSs or ordinary shares, absent a special election. For instance, if we cease to be a PFIC, a U.S. Holder can avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to our ADSs or ordinary shares, as applicable. If we are a PFIC for any taxable year and any of our foreign subsidiaries is also a PFIC, a U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors about the application of the PFIC rules to any of our subsidiaries.
Furthermore, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our company becoming classified as a PFIC for the current or subsequent taxable years. Because PFIC status is a fact-intensive determination made on an annual basis and will depend upon the composition of our assets and income and the value of our tangible and intangible assets from time to time, no assurance can be given that we are not or will not become classified as a PFIC.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder hold our ADSs or ordinary shares and will be subject to special tax rules with respect to any “excess distribution” that he or she receives and any gain he or she realizes from a sale or other disposition (including a pledge) of our ADSs or ordinary shares, unless he or she makes a “mark-to-market” election as discussed below. Distributions a U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions he or she received during the shorter of the three preceding taxable years or his or her holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:
•	the excess distribution or gain will be allocated ratably over his or her holding period for the ADSs or ordinary shares;
•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and
•	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.
The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital, even if the U.S. Holder holds our ADSs or ordinary shares as capital assets.
Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC can make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. However, such election cannot be made with respect to any lower tier PFIC. If a U.S. Holder makes a mark-to-market election for the ADSs or ordinary shares, he or she will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of his or her taxable year over his or her adjusted basis in such ADSs or ordinary shares. A U.S. Holder is allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. Such deductions, however, are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in his or her income for prior taxable years. Amounts included in his or her income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. The U.S. Holder’s basis in our ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If he or she makes a mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “—Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares” would not apply.
The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. We expect that the ADSs will be listed on the Nasdaq and, consequently, to the extent that our ADSs are regularly traded on the Nasdaq, the mark-to-market election would be available to a U.S. Holder if we were to be or become a PFIC.
If a non-U.S. corporation is a PFIC, a holder of shares in that corporation can avoid taxation under the rules described above by making a “qualified electing fund” election to include its share of the corporation’s income on a current basis, or a “deemed sale” election once the corporation no longer qualifies as a PFIC. However, a U.S. Holder can make a qualified electing fund election with respect to his or her ADSs or ordinary shares only if we agree to furnish him or her annually with certain tax information, and we do not intend to prepare or provide such information.
If a U.S. Holder holds ADSs or ordinary shares in any year in which we are a PFIC, he or she will be required to file Internal Revenue Service Form 8621 regarding distributions received on our ADSs or ordinary shares and any gain realized on the disposition of our ADSs or ordinary shares.

You are strongly urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or ordinary shares.
Information Reporting and Backup Withholding
Pursuant to the Hiring Incentives to Restore Employment Act enacted on March 18, 2010, an individual U.S. Holder may be required to submit to the Internal Revenue Service certain information reporting with respect to his or her beneficial ownership of the ADSs or ordinary shares, unless such ADSs were held on his or her behalf by a U.S. financial institution. This new law also imposes penalties if an individual U.S. Holder is required to submit such information to the Internal Revenue Service and fails to do so.
In addition, dividend payments with respect to the ADSs or ordinary shares and proceeds from the sale, exchange or redemption of the ADSs or ordinary shares may be subject to information reporting to the Internal Revenue Service and United States backup withholding at a rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification, or who is otherwise exempt from backup withholding. U.S. Holders should consult their tax advisors regarding the application of the United States information reporting and backup withholding rules. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and a U.S. Holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.
F. Dividends and Paying Agents
Not applicable.
G. Statement by Experts
Not applicable.
H. Documents on Display
We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F: (1) within six months after the end of each fiscal year, which is December 31, for fiscal years ending before December 15, 2011; and (2) within four months after the end of each fiscal year for fiscal years ending on or after December 15, 2011. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.
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
In accordance with Nasdaq Stock Market Rule 5250(d), we will post this annual report on Form 20-F on our website at http://www.airmedia.net.cn. In addition, we will provide hardcopies of our annual report free of charge to shareholders and ADS holders upon request.

I. Subsidiary Information
Not Applicable.
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
Foreign Exchange Risk
Our financial statements are expressed in U.S. dollars, which is our reporting and functional currency. However, substantially all of the revenues and expenses of our consolidated operating subsidiaries and affiliate entities are denominated in Renminbi. Substantially all of our sales contracts are denominated in Renminbi and substantially all of our costs and expenses are denominated in Renminbi. We have not had any material foreign exchange gains or losses. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and the Renminbi because the value of the business of our operating subsidiaries and variable interest entities is effectively denominated in Renminbi, while the ADSs are traded in U.S. dollars. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— Fluctuations in the value of the Renminbi may have a material adverse effect on your investment.”
The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the revised policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. It is difficult to predict how long the current situation may last and when and how it may change again. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.
To the extent that we need to convert our U.S. dollar-denominated assets into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. A hypothetical 10% decrease in the exchange rate of the U.S. dollar against the Renminbi would have resulted in a decrease of RMB20.9 million (US$3.1 million) in the value of our U.S. dollar-denominated financial assets at December 31, 2009. Conversely, if we decide to convert our RMB-denominated cash amounts into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A. Debt Securities
Not applicable.
B. Warrants and Rights
Not applicable.
C. Other Securities
Not applicable.

D. American Depositary Shares
Fees and Charges Our ADS holders May Have to Pay
JPMorgan Chase Bank, N.A., the depositary of our ADS program, collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Persons depositing or withdrawing shares must pay:	For:

US$5.00 per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$0.05 (or less) per ADS	• Any cash distribution to registered ADS holders

A fee equivalent to the fee that would be payable if securities distributed had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to registered ADS holders

US$0.05 (or less) per ADSs per calendar year (if the depositary has not collected any cash distribution fee during that year)	• Depositary services

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

• Converting foreign currency to U.S. dollars

Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

Fees and Other Payments Made by the Depositary to Us
The depositary has agreed to reimburse us annually for our expenses incurred in connection with investor relationship programs and any other program related to our ADS facility and the travel expense of our key personnel in connection with such programs. The depositary has also agreed to provide additional payments to us based on the applicable performance indicators relating to our ADS facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. We recognize the reimbursable amounts in other income on our consolidated statements of operations on a straight-line basis over the contract term with the depositary.
For the year ended December 31, 2009, we received US$989,000 from the depositary as reimbursement for our expenses incurred and recognized US$539,000 in our consolidated statements of operations, and the depositary waived an estimated US$255,000 in servicing fees for ongoing program maintenance.
PART II.
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
As of December 31, 2009, the net proceeds from our initial public offering have been used as follows:
•	approximately US$65.4 million for the purchase of digital displays and other equipments and the construction of gas station media platforms;
•	approximately US$12.6 million for business acquisitions and the purchase of intangible assets;
•	approximately US$7.4 million for share repurchases; and
•	approximately US$1.8 million for the purchase of long-term investments.
In 2010, we expect to use the net proceeds received from our initial public offering as follows:
•	approximately US$19.8 million to fund capital expenditure.
ITEM 15. CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we conducted an evaluation of our disclosure controls and procedure, as such term is defined under 13a-15(e) promulgated under the Exchange Act. Based on that evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.
Management’s Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act, as amended. As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2009. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2009 based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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
Our management has excluded from our assessment for internal control over financial reporting that of Beijing Union of Friendship Advertising Media Co. Ltd. which was acquired on July 6, 2009 and accounted for 1.5% and 1.9% of our net and total assets, respectively, 0.3% of our revenues and 0.5% of our net loss on a consolidated basis as of and for the year ended December 31, 2009.
The effectiveness of our internal control over financial reporting as of December 31, 2009 has been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2009.
Attestation Report of the Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of AirMedia Group Inc.
We have audited the internal control over financial reporting of AirMedia Group Inc. (the “Company”), its subsidiaries, its variable interest entities (the “VIEs”) and its VIEs’ subsidiaries (collectively the “Group”) as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management’s Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Beijing Union of Friendship Advertising Media Co. Ltd., which was acquired on July 6, 2009 and whose financial statements constitute 1.5% and 1.9% of net and total assets, respectively, 0.3% of revenues and 0.5% of net loss of the consolidated financial statement amounts as of and for the year ended December 31, 2009. Accordingly, our audit did not include the internal control over financial reporting at Beijing Union of Friendship Advertising Media Co. Ltd. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.
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
In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2009 of the Group and our report dated May 28, 2010 expressed an unqualified opinion on those financial statements and financial statement schedule and included an explanatory paragraph regarding the Group’s adoption of the authoritative guidance on noncontrolling interests in consolidated financial statements, effective on January 1, 2009.

/s/ Deloitte Touche Tohmatsu CPA Ltd.
Beijing, the People’s Republic of China
May 28, 2010
Changes in Internal Control
There were no adverse changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect our internal controls over financial reporting.
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Our board of directors has determined that Donglin Xia, a member of our audit committee, is an audit committee financial expert. Donglin Xia is an independent director as defined by Nasdaq Stock Market Rule 5605(a)(2) and under Rule 10A-3 under the Exchange Act.
ITEM 16B. CODE OF ETHICS
Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, chief operating officer, chief technology officer, presidents, vice presidents and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as an exhibit to our registration statement on Form F-1 (No. 333-146825).
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu CPA Ltd., our principal external auditors, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the Year Ended December 31,
	2008		2009
Audit fees(1)	US$	1,300,546	US$	1,148,578
Audit-related fees(2)		—		—
Tax fees(3)		—		—
All other fees(4)	US$	128,551	US$	45,452

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements and also the other assurance services rendered in connection with our F-3 and S-8 filing incurred in 2009.

(2)	“Audit related fees” represents aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services, which mainly included the financial due diligence services rendered by our principal auditors.

(3)	“Tax fees” represents aggregate fees billed for professional services rendered by our principal auditors for tax compliance, tax advice, and tax planning.

(4)	“All other fees” represents aggregate fees billed for professional services rendered by our principal auditors, other than the audit fees and audit-related fees, which mainly included tax consulting fees.
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
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
In December 2008, our board of directors authorized a repurchase of up to US$50 million worth of our outstanding ADSs throughout 2009. This share repurchase program expired on December 31, 2009.
The following tables set forth some additional information about our repurchases made in the fiscal years ended December 31, 2009. The ordinary shares underlying the repurchased ADSs have been canceled pursuant to Cayman Islands law.
Issuer Repurchases in the Year Ended December 31, 2009

				Maximum Number (or
			Total Number of ADSs	Approximate Dollar
			Purchased as Part of	Value) of ADSs that May
	(a) Total Number of	Average Price Paid per	Publicly Announced	Yet be Purchased Under
Period	ADSs Purchased	ADS	Program(1)	the Program
Month #1 (January 2009)	152,905	5.05	152,905	US$	49,228,576.5
Month #2 (February 2009)	436,479	4.71	436,479		47,173,813.6
Month #3 (March 2009)	1,057,118	4.31	1,057,118		42,613,206.1

Total	1,646,502	4.69	1,646,502	US$	42,613,206.1

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.
ITEM 16G. CORPORATE GOVERNANCE
Nasdaq Stock Market Rule 5620(a) requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. Nasdaq Stock Market Rule 5635(c) and IM-5635-1 require each issuer to seek shareholder approval for any material amendments to the issuer’s equity compensation plans, including a repricing of outstanding options. However, Nasdaq Stock Market Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters.

Maples and Calder, our Cayman Islands counsel, has provided a letter to the Nasdaq certifying that under Cayman Islands law, we are not required to hold annual shareholder meetings. We followed home country practice with respect to annual meetings and did not hold any annual meeting of shareholders in 2008. We held an annual meeting in 2009, and may hold additional annual shareholder meetings in the future if there are significant issues that require shareholder approval.
Maples and Calder has also provided a letter to the Nasdaq certifying that under Cayman Islands law, we are not required to seek shareholder approval for any material amendments to our equity compensation plans. In 2008, we followed home country practice with respect to our 2007 Share Incentive Plan by amending it to permit repricings of options without seeking shareholder approval.
We have relied on and intend to continue to rely on the above home country practice under Cayman Islands law. Other than the above, we have followed and intend to continue to follow the applicable corporate governance standards under Nasdaq Stock Market Rules.
In accordance with Nasdaq Stock Market Rule 5250(d)(1), we will post this annual report on Form 20-F on our company website www.airmedia.net.cn. In addition, we will provide hard copies of our annual report free of charge to shareholders and ADS holders upon request.
PART III.
ITEM 17. FINANCIAL STATEMENTS
We have elected to provide financial statements pursuant to Item 18.
ITEM 18. FINANCIAL STATEMENTS
The consolidated financial statements of AirMedia Group Inc. are included at the end of this annual report.
ITEM 19. EXHIBITS

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 99.3 of Form 6-K (File No. 001-33765), filed with the Commission on December 10, 2009)

2.1
Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 of our F-1 registration statement (File No. 333-146825), as amended, initially filed with the Commission on October 19, 2007)

2.2
Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 of our F-1 registration statement (File No. 333-146825), as amended, initially filed with the Commission on October 19, 2007)

2.3
Amended and Restated Shareholders’ Agreement originally dated as of June 7, 2007, as amended and restated on September 27, 2007, among the Company and Shareholders (incorporated by reference to Exhibit 4.4 of our F-1 registration statement (File No. 333-146825), as amended, initially filed with the Commission on October 19, 2007)

4.1	Amended and Restated 2007 Share Incentive Plan (incorporated by reference to Exhibit 99.2 of Form 6-K (File No. 001-33765), filed with the Commission on December 10, 2009)

Exhibit Number	Description of Document

4.2
Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.2 of our F-1 registration statement (File No. 333-146825), as amended, initially filed with the Commission on October 19, 2007)

4.3
Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 of our F-1 registration statement (File No. 333-146825), as amended, initially filed with the Commission on October 19, 2007)

4.4
Investment Framework Agreement dated October 18, 2005, as amended on September 27, 2007, among Man Guo, Qing Xu and CDH China Management Company Limited (incorporated by reference to Exhibit 10.4 of our F-1 registration statement (File No. 333-146825), as amended, initially filed with the Commission on October 19, 2007)

4.5
English Translation of Business Cooperation Agreement dated June 14, 2007 between Beijing Shengshi Lianhe Advertising Co., Ltd. and AirTV United Media & Culture Co., Ltd. (incorporated by reference to Exhibit 10.9 of our F-1 registration statement (File No. 333-146825), as amended, initially filed with the Commission on October 19, 2007)

4.6
English Translation of Business Cooperation Agreement dated June 14, 2007 between Beijing AirMedia Advertising Co., Ltd. and AirTV United Media & Culture Co., Ltd. (incorporated by reference to Exhibit 10.10 of our F-1 registration statement (File No. 333-146825), as amended, initially filed with the Commission on October 19, 2007)

4.7
English Translation of Amended Power of Attorneys dated November 28, 2008 from each of the shareholders of Beijing Shengshi Lianhe Advertising Co., Ltd. (incorporated by reference to Exhibit 4.11 of our annual report on Form 20-F (File No.001-33765), filed with the Commission on April 28, 2009)

4.8
English Translation of Amended and Restated Technology Development Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing Shengshi Lianhe Advertising Co., Ltd. (incorporated by reference to Exhibit 10.12 of our F-1 registration statement (File No. 333-146825), as amended, initially filed with the Commission on October 19, 2007)

4.9
English Translation of Supplementary Agreement dated November 30, 2007 to the Amended and Restated Technology Development Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing Shengshi Lianhe Advertising Co., Ltd. (incorporated by reference to Exhibit 10.1 of our annual report on Form 20-F (File No. 001-33765) filed with the Commission on April 30, 2008)

4.10
English Translation of Amended and Restated Technology Support and Service Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing Shengshi Lianhe Advertising Co., Ltd. (incorporated by reference to Exhibit 10.13 of our F-1 registration statement (File No. 333-146825), as amended, initially filed with the Commission on October 19, 2007)

4.11
English Translation of Supplementary Agreement dated November 30, 2007 to the Amended and Restated Technology Support and Service Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing Shengshi Lianhe Advertising Co., Ltd. (incorporated by reference to Exhibit 10.2 of our annual report on Form 20-F (File No. 001-33765) filed with the Commission on April 30, 2008)

Exhibit Number	Description of Document

4.12
English Translation of Amended and Restated Equity Pledge Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing Shengshi Lianhe Advertising Co., Ltd. and the shareholders of Beijing Shengshi Lianhe Advertising Co., Ltd. (incorporated by reference to Exhibit 10.14 of our F-1 registration statement (File No. 333-146825), as amended, initially filed with the Commission on October 19, 2007)

4.13
English Translation of Supplementary Agreement dated November 28, 2008 to the Amended and Restated Equity Pledge Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing Shengshi Lianhe Advertising Co., Ltd. and the shareholders of Beijing Shengshi Lianhe Advertising Co., Ltd. (incorporated by reference to Exhibit 4.17 of our annual report on Form 20-F (File No. 001-33765) filed with the Commission on April 28, 2009)

4.14
English Translation of Amended and Restated Call Option Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing Shengshi Lianhe Advertising Co., Ltd. and the shareholders of Beijing Shengshi Lianhe Advertising Co., Ltd. (incorporated by reference to Exhibit 10.15 of our F-1 registration statement (File No. 333-146825), as amended, initially filed with the Commission on October 19, 2007)

4.15
English Translation of Supplementary Agreement dated November 28, 2008 to the Amended and Restated Call Option Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing Shengshi Lianhe Advertising Co., Ltd. and the shareholders of Beijing Shengshi Lianhe Advertising Co., Ltd. (incorporated by reference to Exhibit 4.19 of our annual report on Form 20-F (File No. 001-33765) filed with the Commission on April 28, 2009)

4.16
English Translation of Amended Power of Attorneys dated November 28, 2008 from the shareholders of Beijing AirMedia Advertising Co., Ltd. (incorporated by reference to Exhibit 4.20 of our annual report on Form 20-F (File No. 001-33765) filed with the Commission on April 28, 2009)

4.17
English Translation of Amended and Restated Technology Development Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing AirMedia Advertising Co., Ltd. (incorporated by reference to Exhibit 10.17 of our F-1 registration statement (File No. 333-146825), as amended, initially filed with the Commission on October 19, 2007)

4.18
English Translation of Supplementary Agreement dated November 30, 2007 to the Amended and Restated Technology Development Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing AirMedia Advertising Co., Ltd. (incorporated by reference to Exhibit 10.3 of our annual report on Form 20-F (File No. 001-33765) filed with the Commission on April 30, 2008)

4.19
English Translation of Amended and Restated Technology Support and Service Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing AirMedia Advertising Co., Ltd. (incorporated by reference to Exhibit 10.18 of our F-1 registration statement (File No. 333-146825), as amended, initially filed with the Commission on October 19, 2007)

4.20
English Translation of Supplementary Agreement dated November 30, 2007 to the Amended and Restated Technology Support and Service Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing AirMedia Advertising Co., Ltd. (incorporated by reference to Exhibit 10.4 of our annual report on Form 20-F (File No. 001-33765) filed with the Commission on April 30, 2008)

Exhibit Number	Description of Document

4.21
English Translation of Amended and Restated Equity Pledge Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia Advertising Co., Ltd. and the shareholders of Beijing AirMedia Advertising Co., Ltd. (incorporated by reference to Exhibit 10.19 of our F-1 registration statement (File No. 333-146825), as amended, initially filed with the Commission on October 19, 2007)

4.22
English Translation of Supplementary Agreement No. 1 dated June 19, 2008 to the Amended and Restated Equity Pledge Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia Advertising Co., Ltd. and the shareholders of Beijing AirMedia Advertising Co., Ltd. (incorporated by reference to Exhibit 4.26 of our annual report on Form 20-F (File No. 001-33765) filed with the Commission on April 28, 2009)

4.23
English Translation of Supplementary Agreement No. 2 dated November 28, 2008 to the Amended and Restated Equity Pledge Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia Advertising Co., Ltd. and the shareholders of Beijing AirMedia Advertising Co., Ltd. (incorporated by reference to Exhibit 4.27 of our annual report on Form 20-F (File No. 001-33765) filed with the Commission on April 28, 2009)

4.24
English Translation of Amended and Restated Call Option Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia Advertising Co., Ltd. and the shareholders of Beijing AirMedia Advertising Co., Ltd. (incorporated by reference to Exhibit 10.20 of our F-1 registration statement (File No. 333-146825), as amended, initially filed with the Commission on October 19, 2007)

4.25
English Translation of Supplementary Agreement No. 1 dated June 19, 2008 to the Amended and Restated Call Option Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia Advertising Co., Ltd. and the shareholders of Beijing AirMedia Advertising Co., Ltd. (incorporated by reference to Exhibit 4.29 of our annual report on Form 20-F (File No. 001-33765) filed with the Commission on April 28, 2009)

4.26
English Translation of Supplementary Agreement No. 2 dated November 28, 2008 to the Amended and Restated Call Option Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia Advertising Co., Ltd. and the shareholders of Beijing AirMedia Advertising Co., Ltd. (incorporated by reference to Exhibit 4.30 of our annual report on Form 20-F (File No. 001-33765) filed with the Commission on April 28, 2009)

4.27
English Translation of Supplementary Agreement dated November 28, 2008 to the Loan Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd. and Guo Man, a shareholder of Beijing AirMedia Advertising Co., Ltd. (incorporated by reference to Exhibit 4.31 of our annual report on Form 20-F (File No. 001-33765) filed with the Commission on April 28, 2009)

4.28
English Translation of Amended Power of Attorneys dated November 28, 2008 from the shareholders of Beijing AirMedia UC Advertising Co., Ltd. (incorporated by reference to Exhibit 4.32 of our annual report on Form 20-F (File No. 001-33765) filed with the Commission on April 28, 2009)

4.29
English Translation of Technology Development Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing AirMedia UC Advertising Co., Ltd. (incorporated by reference to Exhibit 10.22 of our F-1 registration statement (File No. 333-146825), as amended, initially filed with the Commission on October 19, 2007)

Exhibit Number	Description of Document

4.30
English Translation of Supplementary Agreement dated November 30, 2007 to the Amended and Restated Technology Development Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing AirMedia UC Advertising Co., Ltd. (incorporated by reference to Exhibit 10.5 of our annual report on Form 20-F (File No. 001-33765) filed with the Commission on April 30, 2008)

4.31
English Translation of Technology Support and Service Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing AirMedia UC Advertising Co., Ltd. (incorporated by reference to Exhibit 10.23 of our F-1 registration statement (File No. 333-146825), as amended, initially filed with the Commission on October 19, 2007)

4.32
English Translation of Supplementary Agreement dated November 30, 2007 to the Amended and Restated Technology Support and Service Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing AirMedia UC Advertising Co., Ltd. (incorporated by reference to Exhibit 10.6 of our annual report on Form 20-F (File No. 001-33765) filed with the Commission on April 30, 2008)

4.33
English Translation of Equity Pledge Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia UC Advertising Co., Ltd. and the shareholders of Beijing AirMedia UC Advertising Co., Ltd. (incorporated by reference to Exhibit 10.24 of our F-1 registration statement (File No. 333-146825), as amended, initially filed with the Commission on October 19, 2007)

4.34
English Translation of Supplementary Agreement dated November 28, 2008 to the Equity Pledge Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia UC Advertising Co., Ltd. and the shareholders of Beijing AirMedia UC Advertising Co., Ltd. (incorporated by reference to Exhibit 4.38 of our annual report on Form 20-F (File No. 001-33765) filed with the Commission on April 28, 2009)

4.35
English Translation of Call Option Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia UC Advertising Co., Ltd. and the shareholders of Beijing AirMedia UC Advertising Co., Ltd. (incorporated by reference to Exhibit 10.25 of our F-1 registration statement (File No. 333-146825), as amended, initially filed with the Commission on October 19, 2007)

4.36
English Translation of Supplementary Agreement dated November 28, 2008 to the Call Option Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia UC Advertising Co., Ltd. and the shareholders of Beijing AirMedia UC Advertising Co., Ltd. (incorporated by reference to Exhibit 4.40 of our annual report on Form 20-F (File No. 001-33765) filed with the Commission on April 28, 2009)

4.37
English Translation of Supplementary Agreement dated October 31, 2008 among AirMedia Technology (Beijing) Co., Ltd. and the shareholders of Beijing AirMedia UC Advertising Co., Ltd., supplementing the original Loan Agreement dated January 1, 2007 (incorporated by reference to Exhibit 4.41 of our annual report on Form 20-F (File No. 001-33765) filed with the Commission on April 28, 2009)

4.38
English Translation of Power of Attorneys dated April 1, 2008 from each of the shareholders of Beijing Yuehang Digital Media Advertising Co., Ltd. (incorporated by reference to Exhibit 4.42 of our annual report on Form 20-F (File No. 001-33765) filed with the Commission on April 28, 2009)

4.39
English Translation of Technology Development Agreement dated April 1, 2008 between AirMedia Technology (Beijing) Co., Ltd. and Beijing Yuehang Digital Media Advertising Co., Ltd. (incorporated by reference to Exhibit 4.43 of our annual report on Form 20-F (File No. 001-33765) filed with the Commission on April 28, 2009)

Exhibit Number		Description of Document

4.40
English Translation of Technology Support and Service Agreement dated April 1, 2008 between AirMedia Technology (Beijing) Co., Ltd. and Beijing Yuehang Digital Media Advertising Co., Ltd. (incorporated by reference to Exhibit 4.44 of our annual report on Form 20-F (File No. 001-33765) filed with the Commission on April 28, 2009)

4.41
English Translation of Supplementary Agreement dated June 25, 2008 to the Technology Support and Service Agreement dated April 1, 2008 between AirMedia Technology (Beijing) Co., Ltd. and Beijing Yuehang Digital Media Advertising Co., Ltd. (incorporated by reference to Exhibit 4.45 of our annual report on Form 20-F (File No. 001-33765) filed with the Commission on April 28, 2009)

4.42
English Translation of Equity Pledge Agreement dated April 1, 2008 among AirMedia Technology (Beijing) Co., Ltd., Beijing Yuehang Digital Media Advertising Co., Ltd. and the shareholders of Beijing Yuehang Digital Media Advertising Co., Ltd. (incorporated by reference to Exhibit 4.46 of our annual report on Form 20-F (File No. 001-33765) filed with the Commission on April 28, 2009)

4.43
English Translation of Call Option Agreement dated April 1, 2008 among AirMedia Technology (Beijing) Co., Ltd., Beijing Yuehang Digital Media Advertising Co., Ltd. and the shareholders of Beijing Yuehang Digital Media Advertising Co., Ltd. (incorporated by reference to Exhibit 4.47 of our annual report on Form 20-F (File No. 001-33765) filed with the Commission on April 28, 2009)

4.44
Share Purchase Agreement dated July 4, 2008 among the Registrant, First Reach Holdings Limited and Excel Lead International Limited (incorporated by reference to Exhibit 4.48 of our annual report on Form 20-F (File No. 001-33765) filed with the Commission on April 28, 2009)

4.45	*
English Translation of Supplementary Agreement No. 2 to Call Option Agreement dated May 27, 2010 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia UC Advertising Co., Ltd. and the shareholders of Beijing AirMedia UC Advertising Co., Ltd.

4.46	*
English Translation of Supplementary Agreement No. 2 to the Equity Pledge Agreement dated May 27, 2010 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia UC Advertising Co., Ltd. and the shareholders of Beijing AirMedia UC Advertising Co., Ltd.

8.1	*	Subsidiaries of the Registrant

11.1
Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our F-1 registration statement (File No. 333-146825), as amended, initially filed with the Commission on October 19, 2007)

12.1	*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	*	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit Number		Description of Document

13.2	*	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	*	Consent of Deloitte Touche Tohmatsu CPA Ltd.

15.2	*	Consent of Commerce & Finance Law Offices

15.3	*	Consent of Maples and Calder

*	Filed with this Annual Report on Form 20-F

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AIRMEDIA GROUP INC.
By:	/s/ Herman Man Guo
	Name:	Herman Man Guo
	Title:	Chairman and Chief Executive Officer
Date: May 28, 2010

AIRMEDIA GROUP INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF AIRMEDIA GROUP INC.
We have audited the accompanying consolidated balance sheets of AirMedia Group Inc. (the “Company”), its subsidiaries, its variable interest entities (the “VIEs”) and its VIEs’ subsidiaries (collectively the “Group”) as of December 31, 2008 and 2009 and the related consolidated statements of operations, changes in equity and comprehensive income (loss), and cash flows for the years ended December 31, 2007, 2008 and 2009 and related financial statement schedule included in Schedule I. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.
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
In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2008 and 2009, and the consolidated results of its operations and its cash flows for the years ended December 31, 2007, 2008 and 2009 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.
As discussed in Note 24, the consolidated financial statements have been adjusted for the retrospective application of the authoritative guidance regarding noncontrolling interests in consolidated financial statements, which was adopted by the Group on January 1, 2009.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 28, 2010 expressed an unqualified opinion on the Group’s internal control over financial reporting.
/s/Deloitte Touche Tohmatsu CPA Ltd.
Beijing, The People’s Republic of China
May 28, 2010

AIRMEDIA GROUP INC.
CONSOLIDATED BALANCE SHEETS
(In U.S. dollars in thousands, except share related data)

	As of December 31,
	2008	2009
	(Adjusted)
	(Note24)
Assets
Current assets:
Cash	$161,534	$123,754
Restricted cash	—	1,431
Short-term investment	—	586
Accounts receivable, net of allowance for doubtful accounts of $1,521 and $14,843 as of December 31, 2008 and 2009	38,386	40,019
Prepaid concession fees	32,706	15,425
Amount due from a related party	—	5,991
Other current assets	7,830	4,069
Deferred tax assets — current	380	3,693

Total current assets	240,836	194,968
Property and equipment, net	62,443	78,831
Long-term investments	1,099	1,984
Long term deposits	14,724	15,914
Deferred tax assets — non-current	1,762	4,726
Acquired intangible assets, net	9,027	11,141
Goodwill	—	9,087

TOTAL ASSETS	329,891	316,651

Liabilities
Current liabilities:
Accounts payable	15,696	30,680
Accrued expenses and other current liabilities	5,664	7,136
Deferred revenue	2,929	8,941
Income tax payable	852	52
Amounts due to related parties	408	408

Total current liabilities	25,549	47,217

Non-current liabilities:
Deferred tax liability — non-current	2,659	3,155

Total liabilities	28,208	50,372

Commitments (Note 21)
Equity
Ordinary shares ($0.001 par value; 900,000,000 shares authorized in 2008 and 2009; 134,425,925 shares and 131,179,487 shares issued and outstanding as of December 31, 2008 and 2009, respectively)	134	132
Additional paid-in capital	268,881	268,542
Statutory reserves	5,593	6,912
Retained earnings (accumulated deficits)	16,070	(22,488)
Accumulated other comprehensive income	10,052	9,944

Total AirMedia Group Inc.’s shareholders’ equity	300,730	263,042

Noncontrolling interests	953	3,237

Total equity	301,683	266,279

TOTAL LIABILITIES AND EQUITY	$329,891	$316,651

The accompanying notes are an integral part of these consolidated financial statements.

AIRMEDIA GROUP INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In U.S. dollars in thousands, except share related data)

	For the years ended December 31,
	2007	2008	2009
	(Adjusted)	(Adjusted)
	(Note24)	(Note24)

Revenues	$43,611	$125,540	$152,530
Business tax and other sales tax	(1,983)	(6,107)	(3,102)

Net revenues	41,628	119,433	149,428
Cost of revenues	21,365	70,995	147,541

Gross profit/(loss)	20,263	48,438	1,887

Operating expenses:
Selling and marketing (including share-based compensation of $274, $1,158 and $1,540 in 2007, 2008 and 2009, respectively)	4,813	10,171	13,439
General and administrative (including share-based compensation of $18,831, $3,805 and $4,226 in 2007, 2008 and 2009, respectively)	21,982	14,374	34,936

Total operating expenses	26,795	24,545	48,375

Income/(loss) from operations	(6,532)	23,893	(46,488)
Interest income	1,745	5,379	2,025
Other income, net	—	1,135	1,239

Income/(loss) before income taxes	(4,787)	30,407	(43,224)
Income tax benefits	195	498	6,032

Net income/(loss) before share of income/(loss) on equity method investments	(4,592)	30,905	(37,192)
Share of income/(loss) on equity method investments	(520)	(325)	164

Net income/(loss)	(5,112)	30,580	(37,028)
Less: Net income/(loss) attributable to noncontrolling interests	(2)	382	211
Net income/(loss) attributable to AirMedia Group Inc.’s shareholders	(5,110)	30,198	(37,239)

Deemed dividend on Series A and B convertible redeemable preferred shares — accretion of redemption premium	(3,353)	—	—

Net income/(loss) attributable to AirMedia Group Inc.’s shareholders of ordinary shares	(8,463)	30,198	(37,239)

Net income/(loss) attributable to AirMedia Group Inc.’s shareholders per ordinary share — basic	$(0.12)	$0.23	$(0.28)
Net income/(loss) attributable to AirMedia Group Inc.’s shareholders per ordinary share — diluted	$(0.12)	$0.22	$(0.28)
Net income per Series A preferred share — basic	$0.04	N/A	N/A
Net income per Series B preferred share — basic	$0.32	N/A	N/A

Weighted average shares used in calculating net income/(loss) per ordinary share — basic	73,469,589	133,603,419	131,320,730
Weighted average shares used in calculating net income/(loss) per ordinary share — diluted	73,469,589	137,782,135	131,320,730

Weighted average shares used in calculating net income per Series A preferred share — basic	31,461,918	N/A	N/A

Weighted average shares used in calculating net income per Series B preferred share — basic	6,706,849	N/A	N/A

The accompanying notes are an integral part of these consolidated financial statements.

AIRMEDIA GROUP INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
AND COMPREHENSIVE INCOME (LOSS)
(In U.S. dollars in thousands, except share data)

	AirMedia Group Inc’s. shareholder’s equity
						Retained	Accumulated	Total
						Earnings	other	AirMedia Group			Comprehensive
	Ordinary shares		Subscription	Additional	Statutory	(Accumulated	comprehensive	Inc.’s shareholders’	Noncontrolling	Total	income (loss)
	Shares	Amount	receivable	paid-in capital	reserves	deficits)	income	equity (deficits)	interests	equity	for the year

Balance as of January 1, 2007	62,400,000	$62	$(62)	$—	$102	$(174)	$293	$221	(1)	220	$4,351

Subscription received	—	—	62	—	—	—	—	62	—	62
Deemed dividend on Series A convertible redeemable preferred shares-Accretion of redemption premium	—	—	—	—	—	(1,201)	—	(1,201)	—	(1,201)
Deemed dividend on Series B convertible redeemable preferred shares-accretion of redemption premium	—	—	—	—	—	(2,152)	—	(2,152)	—	(2,152)
Conversion of Series A convertible redeemable preferred shares into ordinary shares upon initial public offering	37,600,000	37	—	14,900	—	—	—	14,937	—	14,937
Conversion of Series B convertible redeemable preferred shares into ordinary shares upon initial public offering	5,925,925	6	—	41,146	—	—	—	41,152	—	41,152
Provision for statutory reserve	—	—	—	—	1,680	(1,680)	—	—	—	—
Issuance of ordinary shares upon IPO	27,500,000	28	—	190,785	—	—	—	190,813	—	190,813
IPO expenses	—	—	—	(2,806)	—	—	—	(2,806)	—	(2,806)
Share-based compensation	—	—	—	19,105	—	—	—	19,105	—	19,105
Foreign currency translation adjustment	—	—	—	—	—	—	2,584	2,584	—	2,584	2,584
Net loss	—	—	—	—	—	(5,110)	—	(5,110)	(2)	(5,112)	(5,112)

Balance as of December 31, 2007	133,425,925	133	—	263,130	1,782	(10,317)	2,877	257,605	(3)	257,602	(2,528)

Ordinary shares issued for share based compensation	1,000,000	1	—	788	—	—	—	789	—	789
Provision for statutory reserve	—	—	—	—	3,811	(3,811)	—	—	—	—
Share-based compensation	—	—	—	4,963	—	—	—	4,963	—	4,963
Foreign currency translation adjustment	—	—	—	—	—	—	7,175	7,175	2	7,177	7,177
Net income	—	—	—	—	—	30,198	—	30,198	382	30,580	30,580
Noncontrolling interest acquired in business combinations of Flying Dragon	—	—	—	—	—	—	—	—	572	572

Balance as of December 31, 2008	134,425,925	134	—	268,881	5,593	16,070	10,052	300,730	953	301,683	37,757

Ordinary shares issued for share based compensation	46,566	1	—	1,279	—	—	—	1,280	—	1,280
Share repurchase	(3,293,004)	(3)	—	(7,384)	—	—	—	(7,387)	—	(7,387)
Provision for statutory reserve	—	—	—	—	1,319	(1,319)	—	—	—	—
Share-based compensation	—	—	—	5,766	—	—	—	5,766	—	5,766
Foreign currency translation adjustment	—	—	—	—	—	—	(108)	(108)	2	(106)	(106)
Net income/(loss)	—	—	—	—	—	(37,239)	—	(37,239)	211	(37,028)	(37,028)
Dividend declaration of a VIE’s subsidiary	—	—	—	—	—	—	—	—	(124)	(124)
Incorporation of AM Jinshi, a majority-owned subsidiary	—	—	—	—	—	—	—	—	2,195	2,195

Balance as of December 31, 2009	131,179,487	132	—	268,542	6,912	(22,488)	9,944	263,042	3,237	266,279	(37,134)

The accompanying notes are an integral part of these consolidated financial statements.

AIRMEDIA GROUP INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollars in thousands)

	For the years ended December 31,
	2007	2008	2009
	(Adjusted)	(Adjusted)
	(Note24)	(Note24)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(5,112)	$30,580	$(37,028)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Allowance for doubtful accounts	218	1,027	13,573
Depreciation and amortization	1,386	5,545	16,513
Share-based compensation	19,105	4,963	5,766
Share of loss (income) on equity method investments	520	325	(164)
Loss on disposal of property and equipment	100	1,180	1,097
Gain on sale/maturity of short-term investments	—	—	(360)
Changes in assets and liabilities
Accounts receivable	(7,827)	(24,376)	(18,154)
Prepaid concession fees	(11,658)	(15,933)	17,246
Other current assets	(980)	(1,226)	(1,431)
Long term deposits	(3,764)	(8,882)	(1,086)
Accounts payable	1,613	10,623	14,209
Amounts due to related parties	(150)	396	—
Amounts due to shareholders	(210)	—	—
Accrued expenses and other current liabilities	16	2,357	(101)
Deferred revenue	428	(2,036)	6,530
Deferred tax assets (liabilities), net	(227)	(1,766)	(6,953)
Income tax payable	32	809	(799)

Net cash provided by (used in) operating activities	(6,510)	3,586	8,858

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of business, net of cash acquired of $2,351 and $1,759 in 2008 and 2009, respectively	—	562	(6,070)
Advance payment for contingent consideration in connection with a business combination	—	(6,334)	—
Purchase of property and equipment	(13,046)	(50,412)	(28,702)
Proceeds from disposal of property and equipment	—	2	72
Purchase of intangible assets	(1,324)	—	(146)
Purchase of short-term investments	—	—	(219,972)
Proceeds from sale/maturity of short-term investments	—	—	219,782
Loan to related party	—	—	(5,575)
Restricted cash	—	—	(1,447)
Purchase of long-term investments	(1,303)	(1,181)	(586)
Proceeds from disposal of a long-term investment	—	671	—

Net cash used in investing activities	(15,673)	(56,692)	(42,644)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from amounts due to shareholders	62	—	—
Proceeds from issuance of Series A convertible redeemable preferred shares	2,920	—	—
Proceeds from issuance of Series B convertible redeemable preferred shares, net of issuance cost of $1,000	39,000	—	—
Short-term borrowings from a bank	13,068	—	—
Repayment of short-term borrowings to a bank	(13,068)	—	—
Proceed from issuance of ordinary shares upon IPO	190,813	—	—
IPO expenses paid	(2,806)	—	—
Share repurchase	—	—	(7,387)
Capital contribution from noncontrolling interest in the incorporation of AM Jinshi	—	—	2,195
Proceed from exercises of stock options	—	789	1,279

Net cash provided (used in) by financing activities	229,989	789	(3,913)

Effect of exchange rate changes	1,023	2,936	(81)

Net increase (decrease) in cash	208,829	(49,381)	(37,780)
Cash, at beginning of year	2,086	210,915	161,534

Cash, at end of year	$210,915	$161,534	$123,754

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid	$51	$—	$197
Income tax paid	$—	$885	$1,721

Fair value of property and equipment acquired in exchange of advertising services rendered	$286	$1,041	$1,280

The accompanying notes are an integral part of these consolidated financial statements.

AIRMEDIA GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share data)
1.	ORGANIZATION AND PRINCIPAL ACTIVITIES
Introduction of the Group
AirMedia Group Inc. (“AirMedia” or the “Company”) was incorporated in the Cayman Islands on April 12, 2007.
AirMedia, its subsidiaries, its variable interest entities (“VIEs”) and VIEs’ subsidiaries (collectively referred to “AirMedia and its subsidiaries” or the “Group”) operate its out-of-home advertising network, primarily air travel advertising network, in the People’s Republic of China (“the PRC”).
As of December 31, 2009, details of the Group’s subsidiaries, VIEs and VIE’s subsidiaries are as follows:

	Date of		Percentage of
	incorporation/	Place of	economic
Name	acquisition	incorporation	ownership

Intermediate Holding Company:
Broad Cosmos Enterprises Ltd.	June 26, 2006	British Virgin Islands (“BVI”)	100%

Excel Lead International Limited (“Excel Lead”)	August 1, 2008	BVI	100%

Dominant City Ltd (“Dominant City”)	July 1, 2009	BVI	100%

Subsidiaries:
AirMedia Technology (Beijing) Co., Ltd. (“AM Technology”)	September 19, 2005	the PRC	100%

Shenzhen AirMedia Information Technology Co., Ltd. (“Shenzhen AM”)	June 6, 2006	the PRC	100%

Xi’an AirMedia Chuangyi Technology Co., Ltd (“Xi’an AM”)	December 31, 2007	the PRC	100%

Royal Mart Limited (“Royal Mart”)	December 24, 2007	Hong Kong	100%

Glorious Star Investment Limited (“Glorious Star”)	August 1, 2008	Hong Kong	100%

VIEs:
Beijing Shengshi Lianhe Advertising Co., Ltd. (“Shengshi Lianhe”)	August 7, 2005	the PRC	100%

Beijing AirMedia Advertising Co., Ltd. (“AM Advertising”)	November 22, 2005	the PRC	100%

Beijing AirMedia UC Advertising Co. Ltd. (“AirMedia UC”)	January 1, 2007	the PRC	100%

Beijing Yuehang Digital Media Advertising Co. Ltd. (“AM Yuehang”)	January 16, 2008	the PRC	100%

VIE’s subsidiaries:
AirTV United Media & Culture Co., Ltd. (“AirTV United”)	October 10, 2006	the PRC	75%

Beijing AirMedia Film & TV Culture Co. Ltd. (“AM Film”)	September 13, 2007	the PRC	100%

Flying Dragon Media Advertising Co., Ltd. (“Flying Dragon”)	August 1, 2008	the PRC	80%

Wenzhou AirMedia Advertising Co., Ltd. (“AM Wenzhou”)	October 17, 2008	the PRC	100%

Beijing Weimei Shengshi Advertising Co., Ltd. (“Weimei Shengshi”)	March 16, 2009	the PRC	100%

AIRMEDIA GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share data)
1.	ORGANIZATION AND PRINCIPAL ACTIVITIES — continued
Introduction of the Group — continued

	Date of		Percentage of
	incorporation/	Place of	economic
Name	acquisition	incorporation	ownership

VIE’s subsidiaries:
Beijing Weimei Lianhe Advertising Co., Ltd. (“Weimei Lianhe”)	March 10, 2009	the PRC	100%

Beiijng Shengshi Lixin Culture & Media Co., Ltd. (“Shengshi Lixin”)	June 1, 2009	the PRC	100%

Hainan Jinhui Guangming Media Advertising Co., Ltd. (“Hainan Jinhui”)	June 23, 2009	the PRC	100%

Beijing Union of Friendship Advertising Media Co. Ltd. (“Youtong”)	July 1, 2009	the PRC	100%

Beijing AirMedia Jinshi Advertising Co., Ltd. (“AM Jinshi”)	July 7, 2009	the PRC	80%

Tianjin AirMedia Jinshi Advertising Co., Ltd. (“TJ Jinshi”)	September 8, 2009	the PRC	100%

Tianjin AirMedia Advertising Co., Ltd. (“TJ AM”)	September 21, 2009	the PRC	100%
The VIE arrangements
Chinese regulations currently limit foreign ownership of companies that provide advertising services, including out-of-home television advertising services. Since December 30, 2005, foreign investors have been permitted to own directly 100% interest in PRC advertising companies if the foreign investor has at least three years of direct operations outside of the PRC.
However, since the Group has not been involved in the direct operation of the advertising business outside of the PRC over three years, the PRC subsidiaries of the Group, AM Technology, Shenzhen AM and Xi’an AM which are considered foreign-invested, are currently ineligible to apply for the required advertising service licenses in the PRC.
The Group therefore conducts substantially all of its activities through the VIEs, i.e. Shengshi Lianhe, AM Advertising, AirMedia UC and AM Yuehang, and the VIEs’ subsidiaries. The VIEs have entered into a series of agreements with AM Technology as below:
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
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
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
Through the above contractual arrangements, AM Technology has obtained 100% of shareholders’ voting interest in the VIEs, has the right to receive all dividends declared and paid by the VIEs and may receive substantially all of the net income of the VIEs through the technical support and service fees as determined by AM Technology. As a result, AM Technology receives substantially all of the VIEs’ expected residual returns and holds variable interests in the VIEs. Since AM Technology is the primary beneficiary of the VIE arrangement, the VIEs’ financial position and financial results are consolidated in the Group’s financial statements.

AIRMEDIA GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
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
The following financial statement amounts and balances of Air Media’s VIEs were included in the accompanying consolidated financial statements as of and for the years ended December 31:

	December 31,
	2008	2009

Total assets	$149,487	$160,565
Total liabilities	150,114	190,054

	Years ended December 31,
	2007	2008	2009

Net revenue	$53,801	$119,521	$148,868
Net income (loss)	539	(4,182)	(34,425)
History of the Group and corporate reorganization
The Group’s history began with the commencement of operation in Shengshi Lianhe, which began to enter into concession right agreements with airports and airlines to display advertising at certain airports and on airplanes, on August 7, 2005.
In 2007, the Company was incorporated in the Cayman Islands as the holding Company of the Group. In November 2007, the Company completed an initial public offering (“IPO”) and issued 13,750,000 American depositary shares representing 27,500,000 of the Company’s ordinary shares. Immediately prior to the completion of the IPO, all of the Company’s then outstanding Series A preferred shares and Series B preferred shares were automatically converted into 32,600,000 ordinary shares and 5,925,925 ordinary shares, respectively.

AIRMEDIA GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(a)	Basis of presentation
The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).
(b)	Basis of consolidation
The consolidated financial statements include the financial statements of the Company, its subsidiaries, its VIEs and its VIE’s subsidiaries. All inter-company transactions and balances have been eliminated upon consolidation.
(c)	Noncontrolling interest
Effective January 1, 2009 the Group adopted an authoritative pronouncement issued by the Financial Accounting Standards Board (the “FASB”) regarding noncontrolling interests in consolidated financial statements. The pronouncement requires noncontrolling interests to be separately presented as a component of equity in the consolidated financial statements. The presentation regarding noncontrolling interest was retroactively applied for all the presented periods. See Note 24 for more detail.
(d)	Use of estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the financial statements and accompanying notes, including allowance for doubtful accounts, the useful lives of and impairment for property and equipment and intangible assets, impairment of long-term investment, impairment of goodwill and valuation allowance for deferred tax assets. Actual results could differ from those estimates.
(e)	Significant risks and uncertainties
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

AIRMEDIA GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
(f)	Fair value
Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.
Authoritative literature provides a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:
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
The Group had an available-for-sale short-term investment that is measured at fair value on recurring basis as of December 31, 2009 based on level 1 inputs and did have not any financial assets and liabilities or nonfinancial assets and liabilities that are measured at fair value on recurring basis as of December 31, 2008.
The Group’s financial assets and liabilities measured at fair value on a non-recurring basis include acquired assets and liabilities based on level 3 inputs in connection with business combinations.
The Group’s financial instruments include cash, restricted cash, accounts receivable, accounts payable, amounts due to related parties and income tax payable, the carrying amounts of which approximate their fair values due to their short-term maturity.
The fair value of the long-term investments is not disclosed because it is not readily determinable.

AIRMEDIA GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
(g)	Restricted cash
Restricted cash represented the bank deposits in escrow accounts as the performance security for certain concession right agreements.
(h)	Short-term investments
Short term investments are comprised of marketable debt securities, which are classified as held to maturity or available for sale. Short term investments are classified as held-to-maturity when the Group has the positive intent and ability to hold the securities to maturity. Short term investments classified as held-to-maturity are carried at their amortized costs. The Group did not hold held-to-maturity securities as of December 31, 2008 and 2009, respectively. Short term investments classified as available for sale are carried at their fair values and the unrealized gains or losses from the changes in fair values are included in accumulated other comprehensive income. Available for sale securities are classified as current assets on the accompanying consolidated balance sheets because they are available for immediate sale.
The Group reviews its short-term investments for other-than-temporary impairment based on the specific identification method. The Group considers available quantitative and qualitative evidence in evaluating potential impairment of its short-term investments. If the cost of an investment exceeds the investment’s fair value, the Group considers, among other factors, general market conditions, government economic plans, the duration and the extent to which the fair value of the investment is less than the cost, and the Group’s intent and ability to hold the investment. The Group did not recognize any other-than-temporary impairment on short term investments historically.
(i)	Property and equipment, net
Property and equipment, net is carried at cost less accumulated depreciation and amortization. Depreciation and amortization is calculated on a straight-line basis over the following estimated useful lives:

Digital display network equipment	5 years
Gas station display network equipment	5 years
Furniture and fixture	5 years
Computer and office equipment	5 years
Vehicle	5 years
Software	5 years
Property	50 years
Leasehold improvement	Shorter of the term of the lease or the estimated useful lives of the assets

AIRMEDIA GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
(j)	Impairment of long-lived assets
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
(k)	Impairment of goodwill
The Group annually, or more frequently if the Group believes indicators of impairment exist, reviews the carrying value of goodwill to determine whether impairment may exist.
Specifically, goodwill impairment is determined using a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of the affected reporting unit’s goodwill to the carrying value of that goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. Estimating fair value is performed by utilizing various valuation techniques, with the primary technique being a discounted cash flow.
The Group has determined to perform the annual impairment tests on December 31 of each year. The Group did not incur any impairment loss on goodwill for the years ended December 31, 2007, 2008 or 2009.
(l)	Equity method investments
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

AIRMEDIA GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
(m)	Cost method investment
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
(n)	Business combinations
Business combinations are recorded using the purchase method of accounting. On January 1, 2009, the Group adopted a new accounting pronouncement with prospective application which made certain changes to the previous authoritative literature on business combinations. From January 1, 2009, the assets acquired, the liabilities assumed, and any noncontrolling interest of the acquiree at the acquisition date, if any, are measured at their fair values as of that date. Goodwill is recognized and measured as the excess of the total consideration transferred plus the fair value of any noncontrolling interest of the acquiree, if any, at the acquisition date over the fair values of the identifiable net assets acquired. Previously, any non-controlling interest was reflected at historical cost. Common forms of the consideration made in acquisitions include cash and common equity instruments. Consideration transferred in a business acquisition is measured at the fair value as at the date of acquisition. For shares issued in a business combination, the Group has estimated the fair value as of the date of acquisition.
Where the consideration in an acquisition includes contingent consideration, the payment of which depends on the achievement of certain specified conditions post-acquisition, from January 1, 2009 the contingent consideration is recognized and measured at its fair value at the acquisition date and if recorded as a liability, it is subsequently carried at fair value with changes in fair value reflected in earnings. For periods prior to January 1, 2009 contingent consideration was not recorded until the contingency was resolved.

AIRMEDIA GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
(o)	Acquired intangible assets
Acquired intangible assets with finite lives are carried at cost less accumulated amortization. Amortization of finite-lived intangible assets is computed using the straight-line method over the following estimated economic lives:

TV program license	20 years
Audio-vision programming & broadcasting qualification	19.5 years
Customer relationships	3.4 years
Contract backlog	1.2 years
Agreements with airports	3.8 – 5 years
Non-compete agreements	4.4 years
(p)	Revenue recognition
The Group’s revenues are derived from selling advertising time slots on the Group’s advertising networks, primarily air travel advertising network. For the year ended December 31, 2009, the advertising revenues were generated from digital frames in airports, digital TV screens in airports, digital TV screens on airlines, traditional media in airports, gas station media network and other media.
The Group typically signs standard contracts with its advertising customers, who require the Group to run the advertiser’s advertisements on the Group’s network in specified locations for a period of time. The Group recognizes advertising revenues ratably over the performance period for which the advertisements are displayed, so long as collection of the fees remains probable.
Deferred revenue
Prepayments from customers for advertising service are deferred and recognized as revenue when the advertising services are rendered.
Non-monetary exchanges
The Group periodically exchanges advertising time slots and locations with other entities for assets or services, such as digital screen network equipment and office rental. The Group recognizes revenue and assets/expenses of the exchanges based on the fair value of the advertising provided, which can be determined based on the Group’s historical practice of receiving cash. The amounts of revenue recognized for nonmonetary transactions were $430, $1,049 and $739 for the years ended December 31, 2007, 2008 and 2009, respectively. No direct costs are attributable to the revenues.

AIRMEDIA GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
(q)	Business tax and other sale related taxes
The Group’s PRC subsidiaries and VIEs are subject to business tax and other sale related taxes at the rate of 8.5% on total revenues after deduction of certain costs of revenues permitted by the PRC tax laws. Business tax is recorded as a deduction to revenue when incurred.
(r)	Concession fees
The Group enters concession right agreements with vendors such as airports, airlines and a petroleum company, under which the Group obtains the right to use the spaces or equipment of the vendors to display the advertisements. The concession right agreement is treated as an operating lease arrangement.
Fees under concession right agreements are usually due every three, six or twelve months. Payments made are recorded as current assets and current liabilities according to the respective payment terms. Most of the concession fees with airports and airlines are fixed with escalation, which means fixed increase over each year of the agreement. The total concession fee under the concession right agreement with airports and airlines is charged to the consolidated statements of operations on a straight-line basis over the agreement periods, which is generally between three and five years.
The concession right agreement with the petroleum company has a fee structure which is based on the actual number of developed gas stations and associated standard annual concession fee for each developed gas station. Each gas station has its specific lease term and rental payments based on the month when it is actually put into operation and the standard annual city concession fee level where it is located. Accordingly, each gas station is treated as a separate lease and rental payments are recognized on a straight-line basis over its lease term. The concession right agreement also includes fixed minimum payments and the annual concession fee to-be-paid is calculated as the higher of a fixed minimum payment or the actual concession fee based on number and locations of the gas stations.
(s)	Agency fees
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

AIRMEDIA GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
(t)	Other operating leases
Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating lease. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease periods.
(u)	Advertising costs
The Group expenses advertising costs as incurred. Total advertising expenses were $400, $1,430 and $1,142 for the years ended December 31, 2007, 2008 and 2009, respectively, and have been included as part of selling and marketing expenses.
(v)	Payment by Depositary
The depositary of the Company’s American Depositary Shares (“ADS”) has agreed to reimburse the Group for certain qualified expenses incurred. There are limits on the amount to be reimbursed the Company, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. We recognize the reimbursable amounts in other income on our consolidated statements of operations on a straight-line basis over the contract term with the depositary. The Group has recorded $90, $539 and $539 in other income for the years ended December 31, 2007, 2008 and 2009, respectively.
(w)	Foreign currency translation
The functional and reporting currency of the Company and the Company’s subsidiaries domiciled in BVI and Hong Kong are the United States dollar (“U.S. dollar”). The financial records of the Company’s other subsidiaries, VIEs and VIE’s subsidiaries located in the PRC are maintained in their local currency, the Renminbi (“RMB”), which are the functional currency of these entities.
Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the statements of operations.
The Group’s entities with functional currency of RMB translate their operating results and financial position into the U.S. dollar, the Company’s reporting currency. Assets and liabilities are translated using the exchange rates in effect on the balance sheet date. Revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income.

AIRMEDIA GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
(x)	Income taxes
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
The impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, the Group classifies the interest and penalties, if any, as a component of the income tax position.
(y)	Share based payments
Share-based payment transactions with employees are measured based on the grant date fair value of the equity instrument issued, and recognized as compensation expense over the requisite service period based on a straight-line attribution method, with a corresponding impact reflected in additional paid-in capital.
Share-based payment transactions with non-employees are accounted for as share based compensation expense in accordance with the guidance regarding accounting for equity instruments that are issued to other than employees for acquiring, or in conjunction with selling, goods or services.
(z)	Comprehensive income (loss)
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

AIRMEDIA GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
(aa)	Allowance of doubtful accounts
The Group conducts credit evaluations of clients and generally do not require collateral or other security from clients. The Group establishes an allowance for doubtful accounts based upon estimates, historical experience and other factors surrounding the credit risk of specific clients. The amount of receivables ultimately not collected by the Group has generally been consistent with expectations and the allowance established for doubtful accounts. If the frequency and amount of customer defaults change due to the clients’ financial condition or general economic conditions, the allowance for uncollectible accounts may require adjustment. As a result, the Group continuously monitors outstanding receivables and adjust allowances for accounts where collection may be in doubt.
(bb)	Concentration of credit risk
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
There was no customer, which accounted for 10% or more of total revenues, for each of the years ended December 31, 2007, 2008 and 2009, respectively and there was no customer accounting for 10% or more of accounts receivable as of December 31, 2008 and 2009, respectively.

AIRMEDIA GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
(cc)	Net income/(loss) per share
Basic net income/(loss) per share are computed by dividing net income/(loss) attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. Diluted net income/(loss) reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares (convertible preferred stock, forward contract, warrants to purchase ordinary shares, contingently issuable shares, common stock options and warrants and their equivalents using the treasury stock method) were exercised or converted into ordinary shares. Potential common shares in the diluted net income/(loss) per share computation are excluded in periods of losses from continuing operations, as their effect would be antidilutive.
The holders of Series A preferred shares and Series B preferred shares were entitled to share dividends on a pro rata basis, as if their shares had been converted into ordinary shares. Accordingly, the Group used the two-class method in computing net income (loss) per share for the year ended December 31, 2007. Under the two-class method, net income was allocated on a pro rata basis to each class of ordinary shares and other participating securities based on their participating rights. Net losses applicable to holders of ordinary shares were allocated to ordinary shares because the Series A and Series B preferred shares were not contractually obligated to participate in sharing losses.
(dd)	Recently issued accounting standards
In June 2009, the FASB issued an authoritative pronouncement that changes how a company determines whether an entity should be consolidated when such entity is insufficiently capitalized or is not controlled by the company through voting (or similar rights). The determination of whether a company is required to consolidate an entity is based on, among other things, the entity’s purpose and design and the company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. The pronouncement retains the scope of previously issued pronouncements but added entities previously considered qualifying special purpose entities, since the concept of these entities was eliminated by FASB. The pronouncement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2009. The Group does not expect the adoption of this pronouncement to have a significant impact on its consolidated financial statements.

AIRMEDIA GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
(dd)	Recently issued accounting standards — continued
In October 2009, the FASB issued an authoritative pronouncement regarding revenue arrangements with multiple deliverables. This pronouncement was issued in response to practice concerns related to accounting for revenue arrangements with multiple deliverables under the existing pronouncement. Although the new pronouncement retains the criteria from the existing pronouncement for when delivered items in a multiple-deliverable arrangement should be considered separate units of accounting, it removes the separation criterion under the existing pronouncement that objective and reliable evidence of the fair value of any undelivered items must exist for the delivered items to be considered a separate unit or separate units of accounting. The new pronouncement is effective for fiscal years beginning on or after June 15, 2010. Entities can elect to apply this pronouncement prospectively to new or materially modified arrangements after the pronouncement’s effective date or retrospectively for all periods presented. Early application is permitted; however, if the entity elects prospective application and early adopts this pronouncement after its first interim reporting period, it must also retrospectively apply this pronouncement as of the beginning of that fiscal year and disclose the effect of the retrospective adjustments on the prior interim periods’ revenue, income before taxes, net income, and net income/(loss) per share. The Group is in the process of evaluating the effect of adoption of this pronouncement.
In January 2010, the FASB issued authoritative guidance to improve disclosures about fair value measurements. This guidance amends previous guidance on fair value measurements to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurement on a gross basis rather than on a net basis as currently required. This guidance also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. This guidance is effective for annual and interim periods beginning after December 15, 2009, except for the requirement to provide the Level 3 activities of purchases, sales, issuances, and settlements on a gross basis, which will be effective for annual and interim periods beginning after December 15, 2010. Early application is permitted and, in the period of initial adoption, entities are not required to provide the amended disclosures for any previous periods presented for comparative purposes. The Group does not expect the adoption of this pronouncement to have a significant impact on its consolidated financial statements.

AIRMEDIA GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
(dd)	Recently issued accounting standards — continued
In April 2010, the FASB issued an authoritative pronouncement regarding milestone method of revenue recognition. The scope of this pronouncement is limited to arrangements that include milestones relating to research or development deliverables. The pronoucement specifies guidance that must be met for a vendor to recognize consideration that is contingent upon achievement of a substantive milestone in its entirety in the period in which the milestone is achieved. The guidance applies to milestones in arrangements within the scope of this pronoucement regardless of whether the arrangement is determined to have single or multiple deliverables or units of accounting. The pronoucement will be effective for fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early application is permitted. Companies can apply this guidance prospectively to milestones achieved after adoption. However, retrospective application to all prior periods is also permitted. The Group is in the process of evaluating the effect of adoption of this pronouncement.
In April 2010, FASB issued an authoritative pronouncement regarding the effect of denominating the exercise price of a share-based payment award in the currency of the market in which the underlying equity securities trades and that currency is different from (1) entity’s functional currency, (2) functional currency of the foreign operation for which the employee provides services, and (3) payroll currency of the employee. The guidance clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should be considered an equity award assuming all other criteria for equity classification are met. The pronoucement will be effective for interim and annual periods beginning on or after December 15, 2010, and will be applied prospectively. Affected entities will be required to record a cumulative catch-up adjustment for all awards outstanding as of the beginning of the annual period in which the guidance is adopted. The Group is in the process of evaluating the effect of adoption of this pronouncement.

AIRMEDIA GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share data)
3.	SEGMENT INFORMATION AND REVENUE ANALYSIS
The Group is mainly engaged in selling advertising time slots on their network, primarily air travel advertising network, throughout PRC.
The Group chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group; hence, the Group has only one operating segment. The Group has internal reporting that does not distinguish between markets or segments.
Geographic information
The Group primarily operates in the PRC and substantially all of the Group’s long-lived assets are located in the PRC.
Revenue by service categories

	For the years ended December 31,
	2007	2008	2009

Revenues (1):
Air Travel Media Network:
Digital frames in airports	$1,263	$45,011	$66,255
Digital TV screens in airports	26,921	47,591	37,260
Digital TV screens on airplanes	11,093	19,227	17,082
Traditional media in airports	1,872	6,490	27,192
Other revenues in air travel	2,462	7,221	4,639
Gas station Media Network:	—	—	102

	$43,611	$125,540	$152,530

(1)	The prior years’ revenues have been reclassified to conform to the current year presentation.

AIRMEDIA GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share data)
4.	BUSINESS ACQUISITION
(a)	Acquisition of Advertising Business on Gate Bridges in Airports
In July 2008, the Group acquired 100% of the equity interest in Excel Lead and 80% of the equity interest in Flying Dragon, which operate the advertising business on gate bridges in 10 airports in mainland China. The transaction further expanded the Group’s air travel advertising network to cover the advertising business on gate bridges in airports, and diversified its media resources to include billboard advertisements.
The consideration comprised:
1	Cash of $1,789
2	Contingent consideration based on the after-tax net profit of the acquired business for each of the periods from July 1, 2008 to December 31, 2008 and of the years of 2009 and 2010. The maximum amount payable under such arrangements was $27,257 in cash and 1,530,950 ordinary shares of AirMedia, or, at the sole discretion of the selling shareholders, up to $39,653 in cash only.
The transaction was considered as an acquisition of a business and accordingly the purchase method of accounting has been applied. The acquired net assets were recorded at their estimated fair values on the acquisition date.
The 20% interest held by other shareholders of Flying Dragon was recorded as non-controlling interest in the consolidated balance sheets and consolidated statement of operations.
The purchase price was allocated as follows:

		Amortization
		period

Cash acquired	$2,351
Accounts receivable	149
Other current assets	3,498
Property and equipment	12
Intangible assets:
Customer relationships	699	3.4 years
Contract backlog	1,461	1.2 years
Agreements with airports	2,547	3.8 years
Non-compete agreements	172	4.4 years
Deferred revenue	(3,076)
Other current liabilities	(73)
Deferred tax liability	(1,220)
Noncontrolling interests	(571)

Total consideration	$5,949

AIRMEDIA GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share data)
4.	BUSINESS ACQUISITION — continued
(a)	Acquisition of Advertising Business on Gate Bridges in Airports — continued
The total consideration in the above table represents the sum of the initial cash paid of $1,789 and an amount of $4,160 as a liability in respect of the contingent consideration. Under an authoritative accounting pronouncement as it applied at the time of the transaction, generally contingent consideration was not recognized until the contingency was resolved except where it was necessary to recognize an amount as a liability in order to prevent any negative goodwill being recognized initially on an acquisition where contingent consideration was payable.
The Group also made an advance payment of $6,334 to the selling shareholders on the date of acquisition. The advance payment was interest-free without collateral and to be used as offset against any payments of contingent consideration that became due.
The amount of contingent consideration, based on the after-tax net profit of the acquired business in the second half of 2008, was finally determined to be $2,340 in 2008, which was offset against the advance payment as set out in the preceding paragraph.
The amount of contingent consideration, based on the after-tax net profit of the acquired business in year 2009, was finally determined to be $6,507 in 2009, out of which $1,820 was offset against the remaining balance of advance payment and the excess amount of $4,687 was recorded as consideration payable as of December 31, 2009.
The maximum amount of contingent consideration for 2010, which will be determined based on the after-tax net profit of the acquired business in year 2010, is $16,973.
See following for the movement of the advance payment in connection with a business acquisition and contingent consideration liability accounts:

	Advance payment
	in connection		Contingent
	with business		consideration
	acquisition		liability

As of July 2008 (date of acquisition)	6,334		(4,160)
Contingent consideration for 2008	(2,340)		2,340

Balance as of December 31, 2008	3,994		(1,820)
Contingent consideration for 2009	(6,507)		6,507

Balance as of December 31, 2009	(2,513	) (1)	4,687 (2)

(1):	The excess of the contingent consideration over advance payment balances as of December 31, 2008 was recorded as consideration payable as of December 31, 2009 (see Note 13).

(2):	The excess of contingent consideration over liability in respect of contingent consideration was recorded as an addition to goodwill in 2009 (see Note 11).

AIRMEDIA GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share data)
4.	BUSINESS ACQUISITION — continued
(a)	Acquisition of Advertising Business on Gate Bridges in Airports — continued
The following unaudited pro forma information summarizes the results of operations for the years ended December 31, 2007 and 2008 of the Group as if the acquisition had occurred on January 1, 2007 and 2008, respectively. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition been completed at the beginning of the period indicated, nor is it indicative of future operating results:

	For the years
	ended December 31,
	2007	2008
	(unaudited)	(unaudited)

Pro forma revenue	$51,588	$132,096
Pro forma net income/(loss)	(5,954)	32,061
Pro forma net income/(loss) per ordinary share-basic	(0.13)	0.23
Pro forma net income/(loss) per ordinary share-diluted	(0.13)	0.22
(b)	Acquisition of Dominant City and Youtong
In July 2009, the Group acquired 100% of the equity interests in Dominant City and Youtong, which operate various media resources in a number of airports including Guangzhou and Hangzhou airports in the PRC, with a cash consideration of $7,829. The transaction further expanded the concession rights of the Group, and expanded the Group’s air travel advertising network in more airports in the PRC.
The transaction was considered as an acquisition of a business and accordingly the purchase method of accounting has been applied. The acquired net assets were recorded at their estimated fair values on the acquisition date. The acquired goodwill is not deductible for tax purposes.

AIRMEDIA GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share data)
4.	BUSINESS ACQUISITION — continued
(b)	Acquisition of Dominant City and Youtong — continued
The purchase price was allocated as follows:

		Amortization
		period

Cash acquired	$1,759
Other current assets	82
Property and equipment	217
Intangible assets:
Resource agreements	4,525	5 years
Deferred revenue	(15)
Other current liabilities	(1,988)
Deferred tax liability	(1,131)
Goodwill	4,380

Total consideration	$7,829

The following unaudited pro forma information summarizes the results of operations for the years ended December 31, 2008 and 2009 of the Group as if the acquisition had occurred on January 1, 2008 and 2009, respectively. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition been completed at the beginning of the period indicated, nor is it indicative of future operating results:

	For the years
	ended Decmber 31,
	2008	2009
	(unaudited)	(unaudited)

Pro forma revenue	$125,700	$152,551
Pro forma net income/(loss)	28,619	(38,045)
Pro forma net income/(loss) per ordinary share-basic	0.21	(0.29)
Pro forma net income/(loss) per ordinary share-diluted	0.21	(0.29)

AIRMEDIA GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share data)
5.	SHORT-TERM INVESTMENT
The Group did not hold trading or held-to-maturity investments as of December 31, 2008 and 2009, respectively.
As of December 31, 2009, the Group’s available-for-sale securities consist of an investment portfolio issued by a major financial institution in China. The portfolio was redeemable at anytime within the three-year term at an amount equal to the principal plus accumulated interests calculated at daily interest rates announced by the financial institution. Accordingly, the fair value of the security is measured based on level 1 input. The security was carried at the cost of $586 as of December 31, 2009, which approximated its fair value due to the short period from the date of purchase to December 31, 2009.
6.	LONG-TERM INVESTMENTS
(a)	Equity method investments
The Group had the following equity method investments:

	As of December 31,
	2008		2009
		Carrying		Carrying
Name of company	Percentage	value	Percentage	value
	%		%

Beijing Eastern Media Corporation, Ltd. (“BEMC”) (1)	49	$953	49	$1,112
Beijing Dongding Gongyi Advertising Media Ltd. (“Dongding”) (2)	—	—	30	726

		$953		$1,838

AIRMEDIA GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share data)
6.	LONG-TERM INVESTMENTS — continued
(a)	Equity method investments — continued
(1)	In March 2008, the Group entered into a definitive agreement with China Eastern Media Corporation, Ltd., a subsidiary of China Eastern Group and China Eastern Airlines Corporation Limited operating the media resources of China Eastern Group, to establish a joint venture, BEMC. BEMC was incorporated on March 18, 2008 in the PRC with China Eastern Media Corporation and the Group holding 51% and 49% equity interest, respectively. BEMC obtained concession rights of certain media resources from China Eastern Group, including the digital TV screens on airplanes of China Eastern Airlines, and paid concession fees to its shareholders as consideration. The total paid-in capital of BEMC was $2,119, which was contributed by both parties proportionately.
The investment was accounted for using the equity method of accounting as the Group has the ability to exercise the significant influence to the operation of BEMC.
The Group shared income of $159 from BEMC for the year ended December 31, 2009 and shared loss of $124 from the year ended December 31, 2008, respectively.
(2)	In October 2009, the Group acquired 30% of the equity interest in Dongding, with a cash consideration of $721. Dongding has exclusive rights obtained from the Fire Department of the Beijing Municipal Public Security Bureau to build and operate billboards for public service advertising in various locations in Beijing. The Group accounted for the investment using equity method of accounting as the Group has the ability to exercise significant influence to the investee.
The Group shared income of $5 from this entity for the year ended December 31, 2009.
In January 2010, AirMedia acquired an additional 45% of the equity interest in Dongding as set out in more detail in the Note 25.

AIRMEDIA GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share data)
6.	LONG-TERM INVESTMENTS — continued
(a)	Equity method investments — continued
The Group had the following equity method investments:
The financial statement amounts and balances of the equity method investments as shown in its financial statements were as follows:

	As of and for the
	years ended Decmber 31,
	2008	2009

Total current assets	$1,929	$3,299
Total assets	2,028	3,459
Total current liabilities	84	1,630
Total liabilities	84	1,630
Total net revenue	1,353	6,292
Net income/(loss)	(700)	341

(b)	Cost method investment
On December 4, 2008, the Group incorporated Beijing AirMedia City Outdoor Advertising Co., Ltd (“AM Outdoor”) with other investors and held 10% of the equity interest in this entity with a cash capital contribution of $146. The investment was accounted for using the cost method of accounting.
In January 2010, the Group acquired the remaining 90% of the equity interest in AM Outdoor as set out in more detail in the Note 25.
7.	ACCOUNTS RECEIVABLE, NET
Accounts receivable, net consists of the following:

	As of December 31,
	2008	2009

Billed receivable	$10,370	$10,163
Unbilled receivable	28,016	29,856

	$38,386	$40,019

AIRMEDIA GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share data)
7.	ACCOUNTS RECEIVABLE, NET — continued
Unbilled receivable represents amounts earned under advertising contracts in progress but not billable at the respective balance sheet dates. These amounts become billable according to the contract term. The Group anticipates that substantially all of such unbilled amounts will be billed and collected within twelve months of the balance sheet dates.
Movement of allowance for doubtful accounts is as follows:

	Balance at				Balance at
	beginning	Charge to		Exchange	end of the
	of the year	expenses	Write off	adjustment	year

2007	$273	218	(46)	10	$455
2008	$455	1,027	—	39	$1,521
2009	$1,521	13,573	(252)	1	$14,843

8.	OTHER CURRENT ASSETS
Other current assets consist of the follows:

	As of December 31,
	2008	2009

Short-term deposits	$1,488	$1,934
Advances to employees	284	287
VAT refund receivable	—	673
Prepaid agency fees	167	223
Prepaid insurance premium	146	164
Interest receivable	158	141
Advance payment in connection with a business acquisition	3,994	—
Other prepaid expenses	1,593	647

	$7,830	$4,069

Short-term deposits primarily consist of prepaid deposit for leasing office space and bidding for concession rights.

AIRMEDIA GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share data)
9.	LONG-TERM DEPOSITS
Long term deposits consist of the follows:

	As of December 31,
	2008	2009

Concession fee deposits	$14,213	$15,400
Office rental deposits	511	514

	$14,724	$15,914

Concession fee deposits normally have terms of three to five years and are refundable at the end of the concession terms. Office rental deposits normally have terms of two to three years and are refundable at the end of the lease term.
The long term deposits are not within the scope of the accounting guidance regarding interests on receivables and payables, because they are intended to provide security for the counterparty to the concession rights or office rental agreements. Therefore, the deposits are recorded at costs.
10.	ACQUIRED INTANGIBLE ASSETS, NET
Acquired intangible assets, net, consist of the following:

	As of December 31,
	2008			2009
	Gross		Net	Gross		Net
	carrying	Accumulated	carrying	carrying	Accumulated	carrying
	amount	amortization	amount	amount	amortization	amount

TV program license (1)	$5,654	$(629)	$5,025	$5,651	$(911)	$4,740
Audio-vision programming and broadcasting qualification (2)	—	—	—	203	(6)	197
Intangible assets arising from Business combinations:
- Customer relationships	701	(86)	615	701	(292)	409
- Contract backlog	1,466	(509)	957	1,465	(1,465)	—
- Agreements with airports	2,554	(280)	2,274	7,083	(1,405)	5,678
- Non-compete agreements	172	(16)	156	172	(55)	117

	$10,547	$(1,520)	$9,027	$15,275	$(4,134)	$11,141

AIRMEDIA GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share data)
10.	ACQUIRED INTANGIBLE ASSETS, NET — continued
(1)	On October 10, 2006, the Group, through AM Advertising, acquired 75% equity interest of AirTV United with cash consideration of $3,310. AirTV United had no material assets and liabilities and was inactive other than holding a TV program production and operation license (“TV program license”), which is authorized by China National TV & Movie Broadcasting Bureau. This license allows editing, producing and operating non-advertising programs that are displayed on TV. The license has perpetual life but is subject to annual compliance review by a government agency. The Company determined the license has an estimated economic useful life of 20 years and computed the amortization using the straight-line method. Accordingly, the purchase was accounted for as an asset acquisition. The following table presents the allocation of the acquisition costs:

		Amortization
		period

Total consideration	$3,310
Less: cash acquired	(1)

Cost allocated to TV program license	3,309
Plus: deferred income tax liability recognized	1,631

Total acquired intangible asset cost initially recognized	$4,940	20 years

The 25% interest held by other shareholders of AirTV United is recorded as non-controlling in the consolidated balance sheets and consolidated statement of operations.

AIRMEDIA GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share data)
10.	ACQUIRED INTANGIBLE ASSETS, NET — continued
(2)	On June 1, 2009, the Group, through AM Advertising, acquired 100% equity interest of Shengshi Lixin with cash consideration of $879. Shengshi Lixin had no material assets and liabilities except cash and was inactive other than holding an audio-vision programming and broadcasting qualification, which is authorized by China Internet Network Information Center. The qualification allows broadcasting audio-vision programs (news, movie and television plays, sports, technology and other entertainment programs other than advertisement) in wired televisions in airports and on airlines. Accordingly, the purchase was accounted for as an asset acquisition. The following table presents the allocation of the acquisition costs:

		Amortization
		period

Total consideration	$879
Less: cash acquired	(733)
Add: current liabilities assumed	17

Cost allocated to Audio-vision programming and Broadcasting qualification	163
Plus: deferred income tax liability recognized	40

Total acquired intangible asset cost initially recognized	$203	19.5 years

The amortization expenses for the years ended December 31, 2007, 2008 and 2009 were $254, $1,170, and $2,613 respectively. The Group expects to record amortization expenses of $2,116, $2,112, $1,495, $1,199, $746 and $3,473 for 2010, 2011, 2012, 2013, 2014, 2015 and thereafter, respectively.
11.	GOODWILL
The movement of the goodwill for the year ended December 31, 2009 is as follows:

Balance as of January 1, 2009	$—
Goodwill recognized in connection with acquisitions of:
Flying Dragon upon contingent consideration payment (Note 4)	4,687
Youtong (Note 4)	4,380
Exchange differences	20

Balance as of December 31, 2009	$9,087

AIRMEDIA GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share data)
12.	PROPERTY AND EQUIPMENT, NET
Property and equipment, net, consist of the following:

	As of December 31,
	2008	2009

Digital display network equipment	$65,481	$78,643
Gas station display network equipment	—	5,157
Furniture and fixture	594	697
Computer and office equipment	994	1,841
Vehicle	595	874
Software	—	7,336
Property	—	2,255
Leasehold improvement	962	1,096

	68,626	97,899
Less: accumulated depreciation and amortization	(6,183)	(19,068)

	$62,443	$78,831

Depreciation and amortizatio expenses recorded for the years ended December 31, 2007, 2008 and 2009 were $1,132, $4,375 and $13,900, respectively.
13.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES
Accrued expenses and other current liabilities consist of the follows:

	As of December 31,
	2008	2009

Accrued payroll and welfare	$1,216	$2,662
Other tax payable	1,114	(218)
Contingent consideration in connection with a business acquisition (Note 4)	1,820	—
Consideration payable in connection with a business acquisition (Note 4)	—	2,513
Others liabilities	1,514	2,179

	$5,664	$7,136

Others liabilities primarily consist of professional fee, staff disbursement, social insurance and miscellaneous operating expenses incurred but not yet paid.

AIRMEDIA GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share data)
14.	INCOME TAXES
AirMedia is a tax-exempted company incorporated in the Cayman Islands.
Broad Cosmos and Excel Lead are tax-exempted company incorporated in the British Virgin Islands.
Royal HK and Gorious Star did not have any assessable profits arising in or derived from Hong Kong for the years ended December 31, 2007, 2008 and 2009, and accordingly no provision for Hong Kong Profits Tax was made in these years.
The Group’s subsidiaries in the PRC are all subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws and regulations. EIT rate for companies operating in the PRC was generally 33% prior to January 1, 2008. On March 16, 2007, the National People’s Congress adopted the Enterprise Income Tax Law (the “New EIT Law”), which became effective on January 1, 2008. The EIT rate was generally reduced to 25% in accordance with the New EIT Law since 2008.
AM Technology qualified for the New and High-Tech Enterprise (“HNTE”) status that would allow for a reduced 15% tax rate under EIT Law since year 2006. AM Technology also qualified as a HNTE located in a high-tech zone in Beijing and, therefore, was further entitled to a three-year exemption from EIT from year 2006 to 2008 and a preferential rate of 7.5% in the year 2009.
Shenzhen AM is subject to EIT on the taxable income at the gradual rate, which is 18% in 2008, and 20% in 2009, will be 22% in 2010, 24% in 2011, 25% in 2012, respectively, according to transitional rules of the New EIT Law. Since Shenzhen AM is also qualified as a “manufacturing foreign-invested enterprise” incorporated prior to the effectiveness of the New EIT Law, it is further entitled to a two-year exemption from EIT for years 2008 and 2009 and preferential rates of 11%, 12% and 12.5% for the year 2010, 2011 and 2012, respectively.
Hainan Jinhui is subject to EIT on the taxable income at the gradual rate, which is 18% in 2008, and 20% in 2009, will be 22% in 2010, 24% in 2011, 25% in 2012, respectively, according to transitional rules of the New EIT Law.
Xi’an AM qualified as an “Software Enterprise” in August 2008 by Technology Information Bureau of Shaanxi province, and therefore is entitled to a two-year exemption from the EIT commencing from its first profitable year and an 50% deduction of 25% EIT rate for the succeeding three years, with approved by the relevant tax authorities.

AIRMEDIA GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share data)
14.	INCOME TAXES — continued

Income tax benefits are as follows:

	As of December 31,
	2007	2008	2009

Income tax benefits:
Current	$(32)	$(1,268)	$(921)
Deferred	227	1,766	6,953

Total	$195	$498	$6,032

The principal components of the Group’s deferred income tax assets and liabilities are as follows:

	As of December 31,
	2008	2009

Deferred tax assets:
Current
Allowance for doubtful accounts	$380	$3,693

Total current deferred tax assets	380	3,693

Non-current
Depreciation of property and equipment	274	400
Start-up cost	3	—
Prepaid concession fee	1,087	1,070
Taxable loss arising from a disposal of an equity method investment	198	198
Net operating loss carry forwards	200	7,753

Total deferred tax assets	2,142	13,114
Valuation allowance	—	(4,695)

Net deferred tax assets	2,142	8,419

Deferred tax liabilities:
Non-current
Acquired intangible assets	2,659	3,155

Total deferred tax liabilities	$2,659	$3,155

The valuation allowance of 2009 relates to the net operating losses generated by AM Advertising, AirMedia UC, Shenzhen AM, AM Wenzhou, Weimei Lianhe, Shengshi Lixin, and AM Jinshi, and was recognized based on the Group’s estimates of the future taxable income of these entities.

AIRMEDIA GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share data)
14.	INCOME TAXES — continued
The Group’s subsidiaries in the PRC had total net operating loss carry forwards of 32,534 as of December 31, 2009. The net operating loss carry forwards for the PRC subsidiaries will expire on various dates through 2014.
Reconciliation between the provision for income taxes computed by applying the PRC EIT rate of 25% or 33% to income before income taxes and the actual provision of income taxes is as follows:

	For the years ended December 31,
	2007	2008	2009
Net income/(loss) before provision for income taxes	$(4,787)	$30,407	$(43,223)
PRC statutory tax rate	33%	25%	25%
Income tax at statutory tax rate	(1,580)	7,602	(10,806)

Expenses not deductible for tax purposes:
Entertainment expenses exceeded the tax limit	46	62	172
Payroll expenses exceeded the tax limit	202	—	—
Others	79	19	38
Non taxable income	—	—	(290)

Changes in valuation allowance	—	—	4,695
Effect of income tax holidays in subsidiaries and VIEs in the PRC	1,251	(9,217)	(1,392)
Effect of income tax rate difference in other jurisdictions	(193)	1,036	1,551

Income tax benefits	$(195)	$(498)	$(6,032)

Effective tax rates	4.1%	(1.6)%	14.0%

If the Group’s subsidiaries and VIEs in the PRC were not in a tax holiday period in the years ended December 31, 2007, 2008 and 2009, net income/(loss) per share amounts would be as follows:

	For the years ended December 31,
	2007	2008	2009

Changes in income tax expenses	$4,562	$9,217	$1,392
Decrease in net income/(loss) per ordinary share-basic	0.06	0.07	0.01
Decrease in net income/(loss) per ordinary share-diluted	0.06	0.07	0.01
Decrease in net income/(loss) per Series A preferred share — basic and diluted	—	N/A	N/A
Decrease in net income/(loss) per Series B preferred share — basic and diluted	—	N/A	N/A

AIRMEDIA GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share data)
14.	INCOME TAXES — continued
The Group did not identify significant unrecognized tax benefits for the years ended December 31, 2007, 2008 and 2009. The Group did not incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2007, 2008 and 2009.
Since the commencement of operations in August 2005, the relevant tax authorities of the Group’s subsidiaries in the PRC have not conducted a tax examination. As such, the Group’s subsidiaries, VIEs and VIEs’ subsidiaries are subject to tax audits at the tax authority’s discretion.
Uncertainties exist with respect to how the current income tax law in the PRC applies to the Group’s overall operations, and more specifically, with regard to tax residency status. New EIT Law includes a provision specifying that legal entities organized outside of China will be considered residents for Chinese income tax purposes if the place of effective management or control is within China. The Implementation Rules to the New EIT Law provide that non-resident legal entities will be considered China residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc, occurs within China. Additional guidance is expected to be released by the Chinese government in the near future that may clarify how to apply this standard to taxpayers. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that its legal entities organized outside of China should be treated as residents for New EIT Law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed resident enterprises, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income tax at a rate of 25%.
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
The Company, which has subsidiaries located in the PRC, is subject to the PRC dividend withholding tax of 10% when and if undistributed earnings are declared to be paid as dividends commencing on January 1, 2009 to the extent those dividends are paid out of profits that arose on or after January 1, 2009. No such provision has been made since the PRC subsidiaries of the Company carried aggregate accumulated deficits as of December 31, 2009.

AIRMEDIA GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share data)
15.	NET INCOME/(LOSS) PER SHARE
The calculation of the net income/(loss) per share is as follows:

	For the year ended December 31,
	2007		2008		2009

Net income/(loss) attributable to AirMedia Group Inc.’s shareholders	$(5,110)		$30,198		$(37,239)
Deemed dividend on Series A convertible redeemable preferred shares — accretion of redemption premium	(1,201)		—		—
Deemed dividend on Series B convertible redeemable preferred shares — accretion of redemption premium	(2,152)		—		—
Net income/(loss) attributable to holders of ordinary shares	(8,463)		30,198		(37,239)

Numerator used in basic and diluted net income/(loss) per share:
Net income/(loss) allocated for computing net income/(loss) per ordinary share — basic and diluted	$(8,463	)(i)	$30,198		$(37,239)

Net income/(loss) allocated for computing net income/(loss) per preferred share Series A — basic	1,201	(i)	—		—
Net income/(loss) allocated for computing net income/(loss) per preferred share Series B — basic	2,152	(i)	—		—

Shares (denominator):
Weighted average ordinary shares outstanding used in computing net income/(loss) per ordinary share — basic	73,469,589		133,603,419		131,320,730

Weighted average ordinary and preferred shares outstanding used in computing net income/(loss) per ordinary share — diluted	73,469,589	(ii)	137,782,135	(ii)	131,320,730 (ii)

Weighted average shares outstanding used in computing net income/(loss) per preferred share Series A — basic	31,461,918		N/A		N/A
Weighted average shares outstanding used in computing net income/(loss) per preferred share Series B — basic	6,706,849		N/A		N/A

Net income/(loss) per ordinary share-basic	$(0.12)		$0.23		$(0.28)
Net income/(loss) per ordinary share-diluted	(0.12)		0.22		(0.28)

Net income/(loss) per preferred share Series A — basic	$0.04		N/A		N/A
Net income/(loss) per preferred share Series B — basic	$0.32		N/A		N/A

(i)	The net income attributable to holders of ordinary shares was allocated between ordinary shares and preferred shares on pro rata basis on the dividend participant rights. Since each Series A and Series B preferred share had the same participating right as each ordinary share, the allocation was based on the number of ordinary shares and Series A and Series B preferred shares issued. The net income allocated for computing net income per preferred share-basic also contained the deemed dividend for accretion of the redemption premium.

AIRMEDIA GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share data)
15.	NET INCOME/(LOSS) PER SHARE — continued
(ii)	The Group had securities outstanding which could potentially dilute basic net income/(loss) per share, but which were excluded from the computation of diluted net income/(loss) per share for the years ended December 31, 2007, 2008 and 2009, as their effects would have been anti-dilutive. For year 2007, such outstanding securities consisted of 37,600,000 shares on Series A preferred shares, 16,000,000 shares on Series B preferred shares, and stock options of a weighted average number of 4,083,329. For year 2008, such outstanding securities consisted of stock options of a weighted average number of 2,320,767. For year 2009, such outstanding securities consisted of stock options of a weighted average number of 9,578,559.

The calculation of the weighted average number of ordinary shares in year 2008 for the purpose of diluted net income per share has included the effect of stock of a weighted average number of 7,874,013 which gives rise to an incremental weighted average number of 4,178,716 ordinary shares from the assumed conversion of these stock options using the treasury stock method.
16.	CONVERTIBLE REDEEMABLE PREFERRED SHARES
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
Liquidation preference
In the event of any liquidation, the shareholders of the Series A preferred share would be entitled to receive in preference to the shareholders of the ordinary shares an amount per Series A preferred shares equal to the Series A issue price plus all accrued or declared but unpaid dividends. After full preference amount has been paid on all the shares of the Series A preferred shares, any remaining funds or assets of the Group legally available for distribution to shareholders shall be distributed pro rata among the holders of the Series A preferred shares (on an as-if-converted basis) together with the holders of the ordinary shares.

AIRMEDIA GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share data)
16.	CONVERTIBLE REDEEMABLE PREFERRED SHARES — continued
Series A convertible redeemable preferred shares - continued
Voting rights
Each Series A preferred share carries a number of votes equal to the number of ordinary shares then issuable upon its conversion into ordinary shares. The Series A preferred shares generally vote together with the Ordinary Shares and not as a separate class.
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
The Group accrued the 12% premium over the redemption period as deemed dividends with debits to the accumulated deficit of $1,201 for the years ended December 31, 2007.
On September 27, 2007, CDH converted 5,000,000 Series A preferred share into ordinary shares and transferred the 5,000,000 ordinary shares to Mr. Guo, Man in connection with the share-based compensation arrangement as set out in Note 16.
On November 7, 2007, all remaining outstanding 32,600,000 Series A preferred shares were automatically converted into ordinary shares upon the IPO of the Company.

AIRMEDIA GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share data)
16.	CONVERTIBLE REDEEMABLE PREFERRED SHARES — continued
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

AIRMEDIA GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share data)
16.	CONVERTIBLE REDEEMABLE PREFERRED SHARES — continued
Series B convertible redeemable preferred shares — continued
Conversion — continued
In the event that triggering event is an IPO, the Series B conversion price shall automatically be adjusted for purpose of such conversion to a price per ordinary share that will result in the conversion of Series B preferred shares into such number of ordinary shares that equal to the quotient of the Series B investment amount dividend by product of ninety percent multiplied by the IPO price. “IPO Price” means the price per ordinary share as set forth in the final prospectus and underwriting agreement for the IPO.
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

AIRMEDIA GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share data)
17.	STOCK BASED PAYMENTS
Share transfer from CDH to Mr. Guo Man
Pursuant to the 2005 Agreement, in the event that the Group’s 2006 audited net income after certain agreed adjustments (the “Adjusted Net Income”) defined in the 2005 agreement exceeded the pre-determined 2006 threshold, CDH should have transferred to Mr. Guo Man, a founder, chairman and the Chief Executive Officer of the Group, 2006 Reward Shares up to 5,000,000 ordinary shares converted from Series A preferred shares, based on a graded vesting increasing schedule, for zero consideration. If the 2006 Reward Shares did not reach the maximum number of shares which was 5,000,000, and if the average Adjusted Net Income of 2006 and 2007 exceeded pre-determined 2007 threshold, then CDH would have transferred to Guo Man, the applicable 2007 Reward Shares, based on a graded vesting increasing schedule, for zero consideration, until the aggregate number of 2007 Reward Shares and 2006 Reward Shares equaled the maximum number of reward shares, which was 5,000,000.
As of December 31, 2006, since the 2006 Adjusted Net Income did not meet the pre-determined 2006 threshold and management did not believe the average Adjusted Net Income of 2006 and 2007 would meet the pre-determined 2007 threshold, no share based compensation was recognized in the statement of operations for the year ended December 31, 2006.
On September 27, 2007, the share transfer arrangement was amended to eliminate the performance conditions set out above and CDH transferred 5,000,000 ordinary shares, converted from its Series A preferred shares, to Mr. Guo, Man without any conditions in recognition of his service to the Company. As a result of the transaction, a share-based compensation of $17,500 was recognized in the statement of operation for the year ended December 31, 2007 at the fair value of the ordinary shares as of the date of share transfer determined based on the estimated valuation of the Company in connection with the IPO as of the date.
2007 Stock incentive plan
On July 2, 2007, the Board of Directors adopted the 2007 share incentive plan (the “2007 Option Plan”), which allows the Group to grant options to its employees and directors to purchase up to 12,000,000 ordinary shares of the Company subject to vesting requirement. On December 29, 2008, the Board of Directors amended 2007 Option Plan to allow the Group to grant options to its employees and directors to purchase up to 17,000,000 ordinary shares. No options shall be exercisable after ten years from the date of grant. On July 2, 2007, The Group awarded options to the Company’s four senior executives (the “Senior Executive Options”) and certain other officers and employees (the “ Employee Options”) to purchase an aggregate of 4,600,000 and 3,125,000 ordinary shares of the Company, respectively, at an exercise price of $2.00 per share. One twelfth of the Senior Executive Options will vest each quarter until July 2, 2010.
On July 20, 2007, the Board of Directors decided to remove the vesting clause that the vesting of the Employee Option is subject to management’s determination on whether the grantee passes the evaluation of the performance of each vesting period. After this modification, the vesting of these Employee Option is only subject to services and one twelfth of the Employee Options will vest each quarter from July 20, 2010. Therefore, July 20, 2007 was treated as the grant date of the Employee Options.

AIRMEDIA GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share data)
17.	STOCK BASED PAYMENTS — continued
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
On December 10, 2008, the Board of Directors voted to adjust the exercise price of the stock options which were granted on November 29, 2007 from $8.50 per share to $2.98 per share. The fair value of the options on December 10, 2008, the modification date, was $1.38 per option calculated using the Black-Scholes model based on the closing market price of the ordinary shares of the Company on the date. The incremental compensation cost of the re-priced options was $1,727, with totalling $626 recognized as compensation cost during 2008, and $1,101 to be recognized as expense over the remaining vesting period.
On July 10, 2009, the Board of Directors granted options to Company’s non-employee directors, employees and consultants to purchase an aggregate of 5,434,500 ordinary shares of the Company, at an exercise price of $2.69 per share. One twelfth of the Options will vest each quarter until July 10, 2012.
The following table summarizes information regarding the stock options granted/modified:

			Fair value per	Intrinsic value
	Options	Exercise price	ordinary share at	per option at the
Date of grant/modification	granted	per option	the grant dates	grant dates

July 2, 2007	4,600,000	$2.00	$1.92	—
July 20, 2007	3,465,000	$2.00	$1.92	—
December 10, 2008	2,330,000	$2.98	$2.98	—
July 10, 2009	5,434,500	$2.69	$2.69	—

Total	15,829,500

	2008			2009
		Weighted average			Weighted average
	Number of	exercise price		Number of	exercise price
	options	per option		options	per option

Outstanding at beginning of the year	10,395,000	$3.46		9,902,052	$2.22
Granted	—	—		5,434,500	2.69
Exercised	(394,614)	2.00		(620,710)	2.06
Forfeited	(98,334)	4.38		(160,502)	2.80

Outstanding at end of the year	9,902,052	2.22	(1)	14,555,340	2.40

Shares vested and exercisable at end of year	3,742,469			6,780,798

(1)	The weighted average exercise price per option as of December 31, 2008 has reflected the impact of the exercise price adjustment made in the modification as set out in the preceding paragraph.

AIRMEDIA GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share data)
17.	STOCK BASED PAYMENTS — continued
2007 Stock incentive plan — continued
The following table summarizes information with respect to stock options outstanding as of December 31, 2009:

		Options outstanding				Options vested and exercisable
		Weighted	Weighted	Aggregate		Weighted	Weighted	Aggregate
		average	average	intrinsic		average	average	intrinsic
		remaining	exercise	value as of	Number	remaining	exercise	value as of
	Number	contractual	price per	December 31,	vested and	contractual	price per	December 31,
	outstanding	life	option	2009	exercisable	life	option	2009

Ordinary shares	14,555,340	5.74	$2.40	19,746	6,780,798	6.43	$2.24	10,230

As of December 31, 2009, options to purchase 1,331,002 ordinary shares were available for future grant.
The fair value of the options as of their respective grant/modification dates is as follows:

	For the years
	ended December 31,
	2008	2009

Options	1.38	1.44

The fair value of each option granted was estimated on the date of grant/modification using the Black-Scholes option pricing model with the following assumptions used for grants during the applicable period.

	For the years
	ended December 31,
	2008	2009

Risk-free interest rate of return	1.08%	2.40%
Expected term	2.37 years	3.31 years
Volatility	78.43%	77.09%
Dividend yield	—	—

AIRMEDIA GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share data)
17.	STOCK BASED PAYMENTS — continued
2007 Stock incentive plan — continued
(1)	Volatility

Expected volatility is estimated based on daily stock price of comparable company for a period with length commensurate to expected term since the Company lacks historic records of its own stock prices. The companies selected for reference were Focus Media Holding Limited, Lamar Advertising Company, Clear Media Limited, Dahe Media Company Limited, and Tom Group Limited.

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
The Group recorded share-based compensation of $19,105, $4,963 and $5,766 for the years ended December 31, 2007, 2008 and 2009, respectively.
There was $10,308 of total unrecognized compensation expense related to nonvested share options granted as of December 31, 2009. The expense is expected to be recognized over a weighted-average period of 1.33 years on a straight-line basis.

AIRMEDIA GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share data)
18.	SHARE REPURCHASE PLAN
On December 29, 2008, AirMedia’s Board of Directors authorized, but not obligated, the Group to repurchase up to $50,000 worth of its own outstanding American Depositary Shares. The repurchases can be made from time to time on the open market at prevailing market prices, in negotiated transactions off the market, in block trades or otherwise. AirMedia may execute its repurchase program pursuant to a plan in conformity with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, which allows AirMedia to repurchase its ADSs pursuant to the pre-determined terms under the plan at any time, including during periods in which it may be in possession of material non-public information. The timing and extent of any purchases will depend upon market conditions, the trading price of ADSs and other factors, and be subject to the restrictions relating to volume, price and timing in accordance with applicable laws. During the year of 2009, the Company had completely repurchased 1,646,502 ADSs, each representing two ordinary shares, of the Company at a total cost of $7,387. The average executed price was $4.4864 per ADS.
19.	MAINLAND CHINA CONTRIBUTION PLAN
Full time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total contribution for such employee benefits were $392, $1,270 and $2,029 for the years ended December 31, 2007, 2008 and 2009, respectively.
20.	STATUTORY RESERVES
As stipulated by the relevant law and regulations in the PRC, the Group’s subsidiaries in the PRC are required to maintain non-distributable statutory surplus reserve. Appropriations to the statutory surplus reserve are required to be made at not less than 10% of profit after taxes as reported in the subsidiaries’ statutory financial statements prepared under PRC GAAP. Once appropriated, these amounts are not available for future distribution to owners or shareholders. Once the general reserve is accumulated to 50% of the subsidiaries’ registered capital, the subsidiaries can choose not to provide more reserves. The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production and increase in registered capital of the subsidiaries. Amounts contributed to the statutory reserve were $3,811 and $1,319 for the years ended December 31, 2008 and 2009, respectively. As of December 31, 2009, the aggregate amounts of capital and reserves restricted which represented the amount of net assets of the relevant subsidiaries in the Group not available for distribution was $195,851.

AIRMEDIA GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share data)
21.	COMMITMENTS
(a)	Rental leases

The Group has entered into operating lease agreements principally for its office spaces in the PRC. These leases expire through 2012 and are renewable upon negotiation. Rental expenses under operating leases for the years ended December 31, 2007, 2008 and 2009 were $846, $1,368 and $1,915, respectively.

Future minimum rental lease payments under non-cancellable operating leases agreements were as follows:

Year

2010	$2,415
2011	1,156
2012	234

$3,805

(b)	Concession fees

The Group has entered into concession right agreements with vendors, such as airports, airlines and a petroleum company. The contract terms of such concession rights are usually three to five years. The concession rights expire through 2015 and are renewable upon negotiation. Concession fees charged into statement of operations for the years ended December 31, 2007, 2008 and 2009 were $11,992, $45,704 and $110,075, respectively.

Future minimum concession fee payments under non-cancellable concession right agreements were as follows:

Year

2010	$133,026
2011	96,659
2012	45,932
2013	21,141
2014	15,791
2015 and thereafter	23,344

$335,893

AIRMEDIA GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share data)
22.	CONTINGENT LIABILITIES
(a)	Outdoor advertisement registration certificate
On May 22, 2006, the State Administration for Industry and Commerce, or the SAIC, a governmental authority in the PRC, amended the Provisions on the Registration Administration of Outdoor Advertisements, or the new outdoor advertisement provisions. Pursuant to the amended outdoor advertisement provisions, advertisements placed inside or outside of the “departure halls” of airports are treated as outdoor advertisements and must be registered in accordance with the local SAIC by “advertising distributors.” To ensure that the Group’s airport operations comply with the applicable PRC laws and regulations, the Group is in the process of making inquiries with the local SAICs in the cities in which the Group has operations or intends to operate with respect to the application for an advertising registration certificate. However, the local SAICs with whom the Group consulted have expressed different views on whether the advertisements shown on the Group’s digital TV screens should be regarded as outdoor advertisements and how to register those advertisements. As of the date of this annual report, only Shanghai and Beijing SAIC has accepted the Group’s application and issued the outdoor advertising registration certifications. Some local SAICs need more time to consider the implementation of the new outdoor advertising provisions. Other SAICs do not require the Group to register. The Group intends to register with the relevant SAICs if the Group is required to do so, But the Group cannot assure that the Group will obtain the registration certificate in compliance with the new outdoor advertisement provisions, or at all. If the requisite registration is not obtained, the relevant local SAICs may require the Group to forfeit advertising income earned. They may also require the Group to discontinue advertisements at airports where the requisite advertising registration is not obtained, which may result in a breach of one or more of the Group’s agreements with the Group’s advertising clients and materially and adversely affect the Group’s business and results of operations. As of December 31, 2009, the Group did not record a provision for this matter as management believes the possibility of adverse outcome of the matter is unlikely and any liability it may incur would not have a material adverse effect on its consolidated financial statements.

AIRMEDIA GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share data)
22.	CONTINGENT LIABILITIES — continued
(b)	Approval for non-advertising content
A majority of the digital frames and digital TV screens in the Group’s network include programs that consist of both advertising content and non-advertising content. On December 6, 2007, the State Administration of Radio, Film or Television, or the SARFT, a governmental authority in the PRC, issued the Circular regarding Strengthening the Management of Public Audio-Video in Automobiles, Buildings and Other Public Areas, or the SARFT Circular. According to the SARFT Circular, displaying audio-video programs such as television news, films and television shows, sports, technology and entertainment through public audio-video systems located in automobiles, buildings, airports, bus or train stations, shops, banks and hospitals and other outdoor public systems must be approved by the SARFT. The Group intends to obtain the requisite approval of the SARFT for the Group’s non-advertising content, but the Group cannot assure that the Group will obtain such approval in compliance with this new SARFT Circular, or at all. If the requisite approval is not obtained, the Group will be required to eliminate non-advertising content from the programs included in the Group’s digital frames and digital TV screens and advertisers may find the Group’s network less attractive and be unwilling to purchase advertising time slots on the Group’s network. As of December 31, 2009, the Group did not record a provision for this matter as management believes the possibility of adverse outcome of the matter is unlikely and any liability it may incur would not have a material adverse effect on its consolidated financial statements.
(c)	Contingent consideration in connection with a business acquisition
The Group is contractually obligated to pay additional consideration up to $16,973 to the selling shareholders contingently based on the earnings of the acquired advertising business on gate bridge in airports of year 2010 as set out in the Note 4.

AIRMEDIA GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share data)
23.	RELATED PARTY TRANSACTIONS
(a)	Details of outstanding balances with the Group’s related parties as of December 31, 2008 and 2009 were as follows:
Amount due from related parties-trading:

		As of December 31,
Name of related parties	Relationship	2008	2009

AM Outdoor	Cost method investment of the Group	—	412

		$—	$412

The amount due from AM Outdoor represents the uncollected advertising revenue earned from AM Outdoor as of December 31, 2009.
Amount due to related parties-trading:

		As of December 31,
Name of related parties	Relationship	2008	2009

BEMC	Equity method investment of the Group	408	408

		$408	$408

The amount due to BMEC represents the deposits received for publishing advertisement as of December 31, 2008 and 2009.
Amount due from related parties-non trading:

		As of December 31,
Name of related parties	Relationship	2008	2009

AM Outdoor	Cost method investment of the Group	—	5,579

		$—	$5,579

The amount due from AM Outdoor is with one year term due on September 24, 2010 bearing 5.31% annual interest rate, and is uncollateralized.

AIRMEDIA GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share data)
23.	RELATED PARTY TRANSACTIONS — continued
(b)	Details of related party transactions occurred for the year ended December 31, 2008 and 2009 were as follows:
Advertising revenues earned from:

		Year ended December 31,
Name of related parties	Relationship	2008	2009

BEMC	Equity method investment of the Group	—	2,035
AM Outdoor	Cost method investment of the Group	—	412

		$—	$2,447

24.	ADJUSTEMENTS FOR ADOPTION OF ACCOUNTING PRONOUNCEMENT ON NONCONTROLLING INTETRETS
Effective January 1, 2009, the Group adopted the authoritative pronouncement issued by FASB, which establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity and should be reported as equity on the financial statements. It requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. Furthermore, disclosure of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest is required on the face of the financial statements.
For the Group, the pronouncement was effective as of January 1, 2009. Further, the adoption of ASC 810-10-65 required retrospective application of the presentation and disclosure requirements of the standard to all periods presented. Consequently, the Company adjusted its previously issued financial statements for the two years ended December 31, 2008 for the adoption of the pronouncement. The following adjustments have been made:
(a)	the noncontrolling interest (previously described as minority interest) has now been included as a component of total equity whereas previously it was shown outside of equity,
(b)	the net income or loss attributable to the noncontrolling interest is now shown as an allocation of net income for the year rather than being deducted in arriving at net income, and
(c)	consolidated comprehensive income or loss now includes the comprehensive income or loss attributable to the noncontrolling interest.

AIRMEDIA GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share data)
25. SUBSEQEUENT EVENTS
The Group has evaluated events subsequent to the balance sheet date of December 31, 2009 through May 28, 2010, the date the consolidated financial statements were available to be issued:
(a)	In February 2010, the Group acquired an additional 45% of the equity interest in Dongding, with cash considerations of $899. The Group held 30% equity interest in Dongding before the transaction as set out in Note 6.
The transaction was considered as a business acquisition achieved in stages and accordingly the purchase method of accounting has been applied. The acquired net assets were recorded at their estimated fair values on the acquisition date. The acquired goodwill is not deductible for tax purposes.
The purchase price was preliminarily allocated as follows:

		Amortization
		period

Cash acquired	$3
Other current assets	36
Property and equipment	102
Intangible assets:
Concession right agreements	1,798	10 years
Current liabilities	(611)
Deferred tax liability	(449)
Goodwill	932

Total consideration	$1,811

The fair value of the total equity interests of Dongding, including the existing 30% and the newly acquired 45% interest and the 25% non-controlling interest on the acquisition date were evaluated. The remeasurement of the previously held 30% interest resulted in a loss of $220 in the statements of operations for the year ending December 31, 2010.

AIRMEDIA GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars in thousands, except share data)
25.	SUBSEQEUENT EVENT — continued
(b)	In January 2010, the Group acquired 100% of the equity interest in Easy Shop Ltd. and the additional 90% of the equity interest in AM Outdoor, with cash considerations of $13,935. The Group held 10% equity interest in AM Outdoor before the transaction as set out in Note 6.
The transaction was considered as a business acquisition achieved in stages and accordingly the purchase method of accounting has been applied. The acquired net assets were recorded at their estimated fair values on the acquisition date. The acquired goodwill is not deductible for tax purposes.
The purchase price was preliminarily allocated as follows:

		Amortization
		period

Cash acquired	$209
Other current assets	16,559
Property and equipment	67
Intangible assets:
Contract backlog	340	3 years
Customer relationship	677	3 years
Concession right agreements	7,646	7 years
Current liabilities	(15,299)
Deferred tax liability	(2,166)
Goodwill	7,190

Total consideration	$15,223

The fair value of the total equity interests of AM Outdoor, including the existing 10% and the newly acquired 90% interest on the acquisition date were evaluated. The remeasurement of the previously held 10% interest resulted in an income of $1,139 in the statements of operations for the year ending December 31, 2010.

AIRMEDIA GROUP INC.
ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I
CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY
BALANCE SHEETS
(In U.S. dollars in thousands, except share related data)

	December 31,	December 31,
	2008	2009
Assets
Current assets
Cash and cash equivalents	$60,998	$30,021
Investment in subsidiaries	73,942	52,492
Amount due from subsidiaries	163,770	183,642
Other current assets	4,249	224

TOTAL ASSETS	302,959	266,379

Liabilities
Current liabilities
Amount due to subsidiaries	55	78
Accrued expenses and other liabilities	2,174	3,259

Total liabilities	2,229	3,337

Equity
Ordinary Shares ($0.001 par value; 900,000,000 shares authorized in 2008 and 2009; 134,425,925 shares and 131,179,487 shares issued and outstanding in 2008 and 2009 respectively)	134	132
Additional paid in capital	268,881	268,542
Retained earnings (accumulated deficit)	21,663	(15,576)
Accumulated other comprehensive income	10,052	9,944

Total equity	300,730	263,042

TOTAL LIABILITIES AND EQUITY	$302,959	$266,379

AIRMEDIA GROUP INC.
ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I
CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY
STATEMENTS OF OPERATIONS
(In U.S. dollars in thousands)

	For the years ended December 31,
	2007	2008	2009
Operating expenses
Selling and marketing	$(327)	$(1,213)	$(1,540)
General and administrative	(19,135)	(5,397)	(4,693)

Total operating expenses	(19,462)	(6,610)	(6,233)

Equity in earnings of subsidiaries	12,863	32,813	(32,041)
Interest income	1,489	3,995	1,035

Net income (loss) attributable to holders of ordinary shares	(5,110)	30,198	(37,239)

Deemed dividend on Series A and B convertible redeemable preferred shares — Accretion of redemption premium	(3,353)	—	—

Net income (loss)	$(8,463)	$30,198	$(37,239)

AIRMEDIA GROUP INC.
ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I
CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY
STATEMENTS OF CHANGES IN EQUITY AND COMPREHENSIVE INCOME
(In U.S. dollars in thousands, except share related data)

					Retained	Accumulated
					earnings	other
	Ordinary shares		Subscription	Additional	(Accumulated	comprehensive	Total	Comprehensive
	Shares	Amount	receivable	paid in capital	deficits)	income	equity	income (loss)

Balance as of January 1, 2007	62,400,000	$62	$(62)	$—	$(72)	$293	$221	$4,351

Deemed dividend on Series A convertible redeemable preferred shares — accretion of redemption premium	—	—	—	—	(1,201)	—	(1,201)
Deemed dividend on Series B convertible redeemable preferred shares — accretion of redemption premium	—	—	—	—	(2,152)	—	(2,152)
Series A convertible redeemable preference shares converted into ordinary shares upon initial public offering	37,600,000	37	—	14,900	—	—	14,937
Series B convertible redeemable preference shares converted into ordinary shares upon initial public offering	5,925,925	6	—	41,146	—	—	41,152
Issuance of ordinary shares upon IPO	27,500,000	28	—	190,785	—	—	190,813
IPO expenses	—	—	—	(2,806)	—	—	(2,806)
Subscription received	—	—	62	—	—	—	62
Share-based compensation	—	—	—	19,105	—	—	19,105
Foreign currency translation adjustment	—	—	—	—	—	2,584	2,584	2,584
Net income	—	—	—	—	(5,110)	—	(5,110)	(5,110)

Balance as of December 31, 2007	133,425,925	133	—	263,130	(8,535)	2,877	257,605	(2,526)

Ordinary shares issued for share based compensation	1,000,000	1	—	788	—	—	789
Share-based compensation	—	—	—	4,963	—	—	4,963
Foreign currency translation adjustment	—	—	—	—	—	7,175	7,175	7,175
Net income	—	—	—	—	30,198	—	30,198	30,198

Balance as of December 31, 2008	134,425,925	134	—	268,881	21,663	10,052	300,730	37,373

Ordinary shares issued for share based compensation	46,566	1	—	1,279	—	—	1,280
Share repurchase	(3,293,004)	(3)	—	(7,384)	—	—	(7,387)
Share-based compensation	—	—	—	5,766	—	—	5,766
Foreign currency translation adjustment	—	—	—	—	—	(108)	(108)	(108)
Net income	—	—	—	—	(37,239)	—	(37,239)	(37,239)

Balance as of December 31, 2009	131,179,487	132	—	268,542	(15,576)	9,944	263,042	(37,347)

AIRMEDIA GROUP INC.
ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I
CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY
STATEMENTS OF CASH FLOWS
(In U.S. dollars in thousands)

	For the years ended December 31,
	2007	2008	2009
CASH FLOWS FROM OPERATING ACTIVITIES
Net income/(loss)	$(5,110)	$30,198	$(37,239)
Equity in (earnings) loss of subsidiaries	(12,863)	(32,813)	32,041
Share-based compensation	19,105	4,963	5,766

CHANGES IN WORKING CAPITAL ACCOUNTS
Other current assets	(595)	3,310	31
Other current liabilities	(513)	(1,986)	381
Amount due to subsidiaries	(210)	(614)	22
Amount due from subsidiaries	(4,358)	(122,689)	(19,871)

Net cash (used in) provided by operating activities	(4,544)	(119,631)	(18,869)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of subsidiaries, net of cash acquired	—	(327)	(6,000)
Prepayment for contingent consideration	—	(6,334)

Net cash used in investing activities	(39,659)	(6,661)	(6,000)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of Series A convertible redeemable preferred shares	2,920	—	—
Proceeds from issuance of Series B convertible redeemable preferred shares, net of issuance of $1,000	39,000	—	—
Proceed from issuance of ordinary shares	190,812	—	—
IPO expense paid	(2,044)	—	—
Share repurchase	—	—	(7,387)
Proceeds from stock options exercises	—	789	1,279

Net cash provided by (used in) financing activities	230,688	789	(6,108)

Net increase (decrease) in cash	186,485	(125,503)	(30,977)
Cash, at beginning of year	16	186,501	60,998

Cash, at end of year	$186,501	$60,998	$30,021

AIRMEDIA GROUP INC.
NOTES TO ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I
CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY
(In U.S. dollars in thousands)
Notes:
1.	BASIS FOR PREPARATION
The condensed financial information of the parent company, AirMedia Group Inc., only has been prepared using the same accounting policies as set out in the Group’s consolidated financial statements except that the parent company has used equity method to account for its investment in its subsidiaries, AM Technology, Shenzhen AM, Xi’an AM, Royal HK and Glorious Star, and its VIEs, Shengshi Lianhe, AM Advertising, AirMedia UC and AM Yuehang, and VIEs’ subsidiaries, AirTV United, AM Film, Flying Dragon and AM Wenzhou, Weimei Shengshi, Weimei Lianhe, Shengshi Lixin, Hainan Jinhui, Youtong, AM Jinshi, TJ Jinshi, and TJ AM.
2.	INVESTMENTS IN SUBSIDIARIES AND VARIABLE INTEREST ENTITIES
The Company and its subsidiaries and its VIEs are included in the consolidated financial statements where the inter-company balances and transactions are eliminated upon consolidation. For the purpose of the Company’s stand-alone financial statements, its investments in subsidiaries and VIEs are reported using the equity method of accounting. The Company’s share of income and losses from its subsidiaries and VIEs is reported as earnings from subsidiaries and VIEs in the accompanying condensed financial information of parent company.
3.	INCOME TAXES
The Company is a tax exempted company incorporated in the Cayman Islands.