Form 20-F
period 2010-12-31
AIRMEDIA GROUP INC.
filed 2011-05-06
CIK 1413745

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

(Mark One)

[   ]     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

[   ]     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[   ]     SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________________________

For the transition period from ___________ to ___________.

Commission file number: 001-33765

AIRMEDIA GROUP INC.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

17/F, Sky Plaza
No. 46 Dongzhimenwai Street
Dongcheng District, Beijing 100027
The People’s Republic of China
(Address of principal executive offices)

Ping Sun
AirMedia Group Inc.
17/F, Sky Plaza
No. 46 Dongzhimenwai Street
Dongcheng District, Beijing 10027
The People’s Republic of China
Phone: +86 10 8438 6868
Email: sunping@airmedia.net.cn
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary shares, par value $0.001 per share*
American Depositary Shares, each representing two ordinary shares	The NASDAQ Global Market

* Not for trading, but only in connection with the listing on The NASDAQ Global Market of American depositary shares, each representing two ordinary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 131,905,011 ordinary shares, par value $0.001 per share, as of December 31, 2010.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [   ]     No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes [   ]     No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]     No [   ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files)

Yes [   ]     No [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large Accelerated Filer [ ]	Accelerated Filer [X]	Non-Accelerated Filer [ ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [X]	International Financial Reporting [ ]	Other [ ]
Standards as issued by the International
Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

[   ] Item 17     [   ] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [   ]     No [X]

AIRMEDIA GROUP INC.

Annual Report on Form 20-F
For the Fiscal Year Ended December 31, 2010

i

USE OF CERTAIN DEFINED TERMS

Except as otherwise indicated by the context, references in this annual report to:

  “ADS” are references to our American depositary shares, each of which represents two ordinary shares;

  “China” and “PRC” are references to the People’s Republic of China, excluding, for the purpose of this annual report only, Hong Kong, Macau and Taiwan; “ordinary shares” are references to our ordinary shares, par value US$0.001 per share;

  “ordinary shares” refers to our ordinary shares, par value US$0.001 per share;

  “preferred shares” refers to our Series A redeemable convertible preferred shares and Series B redeemable convertible preferred shares, all of which were converted into our ordinary shares upon the completion of our initial public offering on November 13, 2007;

  “RMB” and “Renminbi” are to the legal currency of China;

  “U.S. dollars,” “$,” “US$” and “dollars” are references to the legal currency of the United States;

  “we,” “us,” “our,” the “Company” and “AirMedia” are references to the combined business of AirMedia Group Inc. and its consolidated subsidiaries and variable interest entities;

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

FORWARD-LOOKING INFORMATION

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

  our growth strategies;

  our future business development, results of operations and financial condition;

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

  the growth of the air travel sector in China; and

  PRC governmental policies relating to the advertising industry.

Also, forward-looking statements represent our estimates and assumptions only as of the date of this annual report. You should read this annual report and the documents that we referred and filed as exhibits to this report completely and with the understanding that our actual future results may be materially different from what we expect. Except as required by law, we assume no obligation to update any forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in any forward-looking statements, even if new information becomes available in the future.

PART I

ITEM 1.               IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.               OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.               KEY INFORMATION

A. Selected Financial Data

Selected Consolidated Financial Data

The following table represents our selected consolidated financial information. The selected consolidated statement of operations data for the years ended December 31, 2008, 2009 and 2010 and the consolidated balance sheet data as of December 31, 2009 and 2010 have been derived from our audited consolidated financial statements, which are included in this annual report. The selected consolidated statement of operations data for the years ended December 31, 2006 and 2007 have been derived from our audited financial statements for the relevant periods, which are not included in this annual report. The selected consolidated balance sheet data as of December 31, 2006, 2007 and 2008 have been derived from our audited financial statements for the relevant periods, which are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

In the following table, the “billboards on gate bridges in airports” category and part of the original “other displays” category traditionally used in our revenue presentation in our annual report on Form 20-F for the year ended December 31, 2008 were combined and reclassified as one category, “traditional media in airports,” which includes revenues from all traditional forms of media in airports, such as billboards, light boxes and gate bridges in airport advertising. The remaining part of the original “other displays” category, mainly consisting of revenues from advertising displays on digital TV screens on airport shuttle buses and logos for various display equipment in airports, is now reclassified as the “other revenues in air travel” category. The “gas station media network” category consists of advertising platforms such as billboards and light boxes located in some gas stations of China Petroleum & Chemical Corporation, or Sinopec. Revenues now also include a new “other media” category, which represents primarily revenues from Beijing AirMedia City Outdoor Advertising Co., Ltd., or AM Outdoor, a company our variable interest entity, Beijing AirMedia Advertising Co., Ltd., or AM Advertising, acquired in January 2010 which operates unipole signs and other outdoor media across Beijing, Tianjin and the highways between several cities in Northern China.

These selected consolidated financial data below should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and related notes included elsewhere in this annual report and “Item 5. Operating and Financial Review and Prospects” below. Our historical results do not necessarily indicate results expected for any future periods.

	Year Ended December 31,
	2006	2007	2008	2009	2010
	(In thousands of U.S. Dollars, except share, per share and per ADS data)
Consolidated Statement of Operations Data:
Revenues:
Air Travel Media Network
Digital frames in airports	$—	$1,263	$45,011	$66,255	$113,196
Digital TV screens in airports	10,502	26,921	47,591	37,260	28,905
Digital TV screens on airplanes	4,868	11,093	19,227	17,082	27,564
Traditional media in airports	2,055	1,872	6,490	27,192	48,418
Other revenues in air travel	1,471	2,462	7,221	4,639	4,063
Gas Station Media Network	—	—	—	102	3,664
Other Media	—	—	—	—	10,650
Total revenues	18,896	43,611	125,540	152,530	236,460

Business tax and other sales tax	(961)	(1,983)	(6,107)	(3,102)	(5,955)
Net revenues	17,935	41,628	119,433	149,428	230,505
Cost of revenues	(10,040)	(21,365)	(70,995)	(147,541)	197,908
Gross profit	7,895	20,263	48,438	1,887	32,597
Operating expenses:
Selling and marketing (including share- based compensation of nil, $274, $1,158, $1,540 and $2,424 in 2006, 2007, 2008, 2009 and 2010, respectively)	(2,751)	(4,813)	(10,171)	(13,439)	(18,112)
General and administrative (including share-based compensation of nil, $18,831, $3,805, $4,226 and $5,547 in 2006, 2007, 2008, 2009 and 2010, respectively)	(1,293)	(21,982)	(14,374)	(34,936)	(24,646)
Impairment of intangible assets	-	-	-	-	(1,000)
Total operating expenses	(4,044)	(26,795)	(24,545)	(48,375)	(43,758)
Income/(loss) from operations	3,851	(6,532)	23,893	(46,488)	(11,161)
Interest income	17	1,745	5,379	2,025	694
Gain on remeasurement of fair value of cost and equity method investments (net)	—	—	—	—	919
Other income, net	—	—	1,135	1,239	940
Income/(loss) before income taxes	3,868	(4,787)	30,407	(43,224)	(8,608)
Income tax benefits	197	195	498	6,032	735
Net income/(loss) before share of income/(loss) on equity method investments	4,065	(4,592)	30,905	(37,192)	(7,873)
Share of income/(loss) on equity method investments	—	(520)	(325)	164	290
Net income/(loss)	4,065	(5,112)	30,580	(37,028)	(7,583)
Less: Net income/(loss) attributable to noncontrolling interests	(1)	(2)	382	211	(2,666)
Net income/(loss) attributable to AirMedia Group Inc.’s shareholders	$4,066	$(5,110)	$30,198	$(37,239)	$(4,917)
Net income/(loss) attributable to AirMedia Group Inc.’s shareholders per ordinary share—basic	$0.03	$(0.12)	$0.23	$(0.28)	$(0.04)
Net income/(loss) attributable to AirMedia Group Inc.’s shareholders per ordinary share—diluted	$0.03	$(0.12)	$0.22	$(0.28)	$(0.04)
Net income/ (loss) attributable to AirMedia Group Inc.’s shareholders per ADS —basic(1)	$0.06	$(0.23)	$0.45	$(0.57)	$(0.07)
Net income/ (loss) attributable to AirMedia Group Inc.’s shareholders per ADS —diluted(1)	$0.06	$(0.23)	$0.44	$(0.57)	$(0.07)
Weighted average shares used in calculating net income/(loss) per ordinary share—basic	62,400,000	73,469,589	133,603,419	131,320,730	131,252,115
Weighted average shares used in calculating net income/(loss) per ordinary share—diluted	62,400,000	73,469,589	137,782,135	131,320,730	131,252,115

(1) Each ADS represents two ordinary shares.

We adopted Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 810-10-65, Transition Related to FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51, or ASC 810-10-65, on January 1, 2009 retrospectively.

The following table presents a summary of our consolidated balance sheet data as of December 31, 2006, 2007, 2008, 2009 and 2010:

		As of December 31,
	2006	2007	2008	2009	2010
Balance Sheet Data:		(In thousands of U.S. Dollars)
Cash	$2,086	$210,915	$161,534	$123,754	$106,505
Total assets	20,547	266,859	329,891	316,651	347,186
Total liabilities	9,511	9,257	28,208	50,372	70,470
Series A convertible redeemable preferred shares	13,736	—	—	—	—
Total AirMedia Group Inc.’s shareholders’ equity	221	257,605	300,730	263,042	275,668
Noncontrolling interests	(1)	(3)	953	3,237	1,048
Total equity	$220	$257,602	$301,683	$266,279	$276,716

We adopted ASC 810-10-65 (formerly FASB Statement No. 160, Noncontrolling Interests) on January 1, 2009, retrospectively.

Exchange Rate Information

Our reporting and financial statements are expressed in the U.S. dollar, which is our reporting and functional currency. However, substantially all of the revenues and expenses of our consolidated operating subsidiaries and variable interest entities are denominated in RMB. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB 6.6000 to US$1.00, the noon buying rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board for December 30, 2010. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The Chinese government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange. On May 3, 2011, the noon buying rate was RMB6.4969 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

		Noon Buying Rate (1)
	Period End	Average (2)	Low	High
Period		(RMB per US$1.00)
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9459	7.2946	6.3879
2009	6.8259	6.8307	6.8470	6.8176
2010
November	6.6670	6.6538	6.6892	6.6791
December	6.6000	6.6497	6.6745	6.6000
2011
January	6.6017	6.5843	6.6017	6.5809
February	6.5713	6.5761	6.5965	6.5520
March	6.5483	6.5645	6.5743	6.5483
April	6.4900	6.5267	6.5477	6.4900

(1)

For periods prior to January 1, 2009, the exchange rates reflect the noon buying rates as reported by the Federal Reserve Bank of New York. For periods after January 1, 2009, the exchange rates reflect the noon buying rates as set forth in the H.10 statistical release of the Federal Reserve Board.

(2)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

An investment in our capital stock involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information included in this annual report, before making an investment decision. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, the trading price of our capital stock could decline, and you may lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS

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

  preserve our market position in the air travel advertising market in China;
  manage our relationships with airports and airlines to retain existing concession rights contracts and obtain new concession rights contracts on commercially advantageous terms or at all;
  retain existing and acquire new advertisers and third party content providers;
  secure a sufficient number of low-cost digital frames and digital TV screens from our suppliers;
  manage our expanding operations, including effectively integrating acquired businesses;
  successfully expand into other advertising media platforms, including traditional media platforms in airports, gas station media platforms and outdoor media platforms;
  respond to competitive market conditions;
  respond to changes in the PRC regulatory regime;
  maintain adequate control of our costs and expenses; or
  attract, train, motivate and retain qualified personnel.

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

We may be adversely affected by a significant or prolonged economic downturn in the level of consumer spending in the industries and markets served by our customers.

Our business is affected by the demand for our advertising time slots from our customers, which is determined by the level of business activity and economic condition of our customers. The level of business activity of our customers is in turn determined by the level of consumer spending in the markets our customers serve. Therefore, our businesses and earnings are affected by general business and economic conditions in China and abroad.

In 2010, the top three industries that advertise on our network were automobile, finance and high-end food and beverages, based on revenues derived from advertisers in these industries. Any significant or prolonged decline of the PRC and global economy will affect consumers’ disposable income and consumer spending in these industries, and lead to a decrease in demand for our services. On March 11, 2011, Japan experienced a severe earthquake, followed by deadly tsunamis that severely crippled a key nuclear plant and led to the release of dangerous levels of radiation. These events devastated large parts of Japan and negatively affected its economy, including its automobile industry and the extended supply chain. Effective on January 1, 2011, the City of Beijing started the new license-plate lottery measures under which the city issues 17,600 new plates each month in an effort to reduce traffic and pollution. Although the extent of these impacts on our business is hard to measure, to the extent that any decrease in supply or demand for our consumers’ products translates into a decline in the demand for our advertising time slots and services, our performance and business will be adversely affected.

We derive a significant portion of our revenues from the provision of air travel advertising services. A contraction in the air travel advertising industry in China may materially and adversely affect our business and results of operations.

Substantially all of our historical revenues have been and a significant portion of our expected future revenues will be generated from the provision of air travel advertising services, in particular through the display of advertisements on digital frames located in airports and digital TV screens located in airports and on airplanes. Most of our traditional advertising media platforms, such as billboards and painted advertisement on gate bridges and light boxes, and other displays, such as logo displays and shuttle bus displays, are located in or near airports. A contraction in air travel advertising industry in China could have a material adverse effect on our business and results of operations.

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

We may also be unable to retain or renew concession rights contracts when they expire. Most of our concession rights contracts to operate advertising media in airports and on airplanes typically have terms ranging from three to five years, with no automatic renewal provisions. As of December 31, 2010, we had in total approximately 37 concession rights contracts to be renewed in the next twelve months, with aggregated confession fees of approximately $50 million. We cannot assure you that we will be able to renew any or all of these contracts when they expire, and the terms of any renewal may not be commercially advantageous to us. The concession fees that we incur under our concession rights contracts comprise a significant portion of our cost of revenues, but airports and airlines tend to increase concession fees over time, so as some of our concession rights contracts terminate, we may experience a significant increase in our costs of revenues when we renew these contracts. If we cannot pass increased concession costs onto our advertisers through rate increases, our earnings and our results of operations could be materially and adversely affected. In addition, most of our concession rights contracts to operate in airports and on airplanes contain provisions granting us certain exclusive concession rights. We cannot assure you that we will be able to retain these exclusivity provisions when we renew these contracts. If we were to lose exclusivity, our advertisers may decide to advertise with our competitors or otherwise reduce their spending on our network and we may lose market share.

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

We derived a significant portion of our total revenues in 2010 from the five largest airports in China: Beijing Capital International Airport, Guangzhou Baiyun International Airport, Shanghai Pudong International Airport, Shanghai Hongqiao Airport and Shenzhen International Airport. A material business disruption, major construction or renovation or natural disaster affecting any of the airports in our network could negatively affect our advertising media in such airport or materially limit where we can place our advertising media.

In addition, we derived a significant portion of our advertising revenues in 2010 from the three largest domestic airlines in China. If any of these airlines loses market share and we are not able to add other airlines or increase the revenues generated from existing airlines in our network, our advertisers may decide to spend less on our advertising network.

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

The programs on the majority of our digital TV screens include both advertising and non-advertising content. Third-party content providers such as China International TV Corporation, Shanghai Media Group and various local television stations and television production companies provide substantially all of the non-advertising content played over our network. In November 2010, we entered into a strategic partnership with China Central Television International Mobile Media Ltd., or CCTV Mobile Media, a subsidiary of China Central Television to operate a TV channel of CCTV Mobile Media, or CCTV Air Channel, to broadcast TV programs in our digital TV screens located in airports. The partnership agreement has a term of 15 years until November 28, 2025.

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

We have significantly expanded our digital frame platform in airports by upgrading our light box displays to digital frames and installing new digital frames. We intend to continue increasing the number of our digital frames in the near future. We could incur significant costs in installing new digital frames or in continuing to upgrade some of our existing light box displays to digital frame displays. As part of our strategic efforts to become a one-stop provider for advertising, we have also expanded into the traditional media advertising market to offer a broader range of advertising opportunities to our advertisers. We may continue to expand in the traditional media area as opportunities presents themselves and we could also incur significant costs in installing new billboards or light boxes or maintaining existing ones.

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

Our growth strategy also includes expansion into other traditional media outside of airports. In April 2009, we entered into an exclusive concession rights contract with Sinopec which allows us to operate media platforms in Sinopec gas stations throughout China. Our variable interest entity, AM Advertising, now holds 100% of AM Outdoor which operates out-of-home advertising media in urban locations in Beijing. Another one of our variable interest entities, Beijing AirMedia UC Advertising Co., Ltd., or AirMedia UC, now holds 75% equity interest in Dongding Gongyi Advertising Media Ltd., or Dongding, a company that has exclusive rights to build and operate, in locations throughout Beijing such as mall parking lots, schools and residential communities, outdoor billboards that display both public service content and commercial advertising throughout Beijing.

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

For the gas station media platforms that are covered under the Sinopec concession rights contract, there are approvals required from various levels of local governments for the operation of each outdoor media platform. However, there are significant uncertainties regarding which local government agencies or which sets of local laws and regulations govern our gas station media platforms in specific locations. We have obtained approvals in the city of Tianjin, and coordinated orally with the local governments in other cities in which we operate such gas station media platforms. Although some local government authorities have not given approval due to lack of specific administrative procedures, no written application for approval has been filed or denied in any other city, and based on our previous communications with various local government authorities, we do not believe any other formal approvals are required to operate these gas station media platforms.

Although we are using best efforts to comply with all relevant laws and regulations and obtain all necessary certificates, registrations and approvals for the advertising media platforms it operates, including actively consulting every relevant local government authority in every city in which we operate to ascertain the legal requirements for our business operations in the area and continually monitoring local government announcements for any relevant updates in such requirements, due to the complexity of local laws and regulations across China governing outdoor media advertising platforms, there can be no assurance that we will be able to obtain or have all of the necessary approvals which we do not currently hold in a timely manner, or at all. Any delay or failure in obtaining the necessary approvals may materially and adversely affect the expansion into the business of outdoor media advertising, from which we derived less than 0.1% and 4.5% of our revenues in 2009 and 2010, respectively. Similarly, we face the same risks for the operation of outdoor media platforms through AM Outdoor and Dongding.

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

Applicable PRC regulations promulgated by the State Administration for Industry and Commerce, or the SAIC, specify that advertisements placed inside or outside of the “departure halls” of airports are considered outdoor advertisements and must be registered with local SAIC offices by “advertising distributors.” However, the terms “advertising distributors” and “departure halls” are not defined under any PRC laws and regulations. To ensure that our airport operations fully comply with the applicable laws and regulations, we have contacted the local SAIC offices in the cities where we have operations or intend to operate to see whether we need to apply for advertising registration certificates. However, the local SAIC offices we consulted have expressed different views on whether the advertisements shown on our digital frames and digital TV screens would be regarded as outdoor advertisements and how to register those advertisements, if such registrations are required. As of the date of this annual report, only the Shanghai and Beijing SAICs have accepted our application and issued outdoor advertising registration certificates. Some local SAIC offices did not accept our applications due to the lack of specific administrative procedures, some local SAIC offices indicated that they needed more time to consider, while others have given oral permission for our operations and do not require us to make such registrations.

We intend to register with the relevant local SAIC offices if we are required to do so, but we cannot assure you that we will obtain all applicable registration certificates in compliance with the outdoor advertisement provisions due to the uncertainty in the implementation and enforcement of the regulations promulgated by the SAIC. If a required registration is not obtained, the relevant local SAIC office may require us to forfeit our relevant advertising income, impose administrative fines of up to RMB30,000 and/or require us to discontinue advertisements at airports where the required advertising registration is not obtained. We have consulted with our PRC counsel regarding the likelihood that the relevant local SAIC offices will impose these penalties on us in the cities where we have not obtained advertising registration certificates. Due to the uncertainty of the SAIC regulations and the different views expressed by local SAIC offices, neither our PRC counsel nor we can estimate this likelihood. Any of these government measures could materially and adversely affect our business and results of operations.

If we fail to obtain approvals for the inclusion of non-advertising content in our programs broadcast in digital TV screens in airlines, we may be unable to continue to include such non-advertising content in our programs, which may cause our revenues to decline and our business and prospects to deteriorate.

Most of the digital TV screens in our network include programs that consist of both advertising content and non-advertising content. The State Administration of Radio, Film or Television, or the SARFT, issued a circular which stated that displaying audio-video programs such as television news, films and television shows, sports, technology and entertainment through public audio-video systems located in automobiles, buildings, airports, bus or train stations, shops and other outdoor public systems must be approved by the SARFT.

The relevant authority in China has not promulgated any implementation rules on the procedure of applying for the requisite approval pursuant to this circular. We intend to obtain such approval for our non-advertising content, but we cannot assure you that we will be able to obtain such approval in compliance with this circular, or at all. In November 2010, we entered into a strategic partnership with CCTV Mobile Media to operate the CCTV Air Channel to broadcast TV programs to air travelers in China. Under the arrangement, CCTV Mobile Media will be responsible for program planning, production and broadcasting. The Company will operate exclusively the advertising business of CCTV Air TV Channel. According to the terms of the cooperation arrangement with CCTV Mobile Media, during the cooperation period from November 29, 2010 to November 28, 2025, CCTV Mobile Media shall obtain and, from time to time, be responsible for obtaining any approval, license and consent regarding the regulation of broadcasting and television from relevant authorities. We believe that CCTV Mobile Media has obtained the necessary approvals, licenses and consents. However, there is no assurance that CCTV Mobile Media will be able to maintain the requisite approval or we will be able to renew the contract with CCTV Mobile Media when it expires. If the requisite approval is not obtained, we will be required to eliminate non-advertising content from the programs displayed on our digital TV screens and advertisers may find our network less attractive and be unwilling to purchase advertising time slots and locations on our network, which may in turn cause our revenues to decline and our business and prospects to deteriorate.

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

A limited number of advertisers historically accounted for a significant portion of our revenues. Our top five advertisers collectively accounted for approximately 21.7%, 21.3% and 20.6% of our total revenues in the years ended December 31, 2008, 2009 and 2010, respectively. Our largest advertisers have changed from year to year primarily because of our limited operating history and rapid growth, broadened advertiser base and increased sales. However, given our limited operating history and the rapid growth of our industry, we cannot assure you that we will not be dependent on a small number of advertisers in the future.

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

We face significant competition in the PRC advertising industry. We compete for advertisers primarily on the basis of network size and coverage, location, price, program quality, the range of services offered and brand recognition. We compete for advertising dollars spent in the air travel advertising industry. We also compete for overall advertising spending with other alternative advertising media, such as Internet, street facilities, billboard and public transport advertising, and with traditional advertising media such as newspapers, television, magazines and radio. While we enjoy a large share of the market of the digital frames and digital TV screens located in airports and on airplanes, we compete and will continue to compete with other media advertising platforms for which we do not have exclusivity, including billboards and light boxes. We may also face competition from new entrants into air travel advertising in the future.

Significant competition could reduce our operating margins and profitability and lead to a loss of market share. Some of our existing and potential competitors may have competitive advantages such as significantly greater brand recognition, a longer history in the out-of-home advertising industry and financial, marketing or other resources, and may be able to mimic and adopt our business model. In addition, several of our competitors have significantly larger advertising networks than we do, which gives them an ability to reach a larger number of overall potential consumers and which may make them less susceptible than we are to downturns in particular advertising sectors, such as air travel. Moreover, significant competition will provide advertisers with a wider range of media and advertising service alternatives, which could lead to lower prices and decreased revenues, gross margins and profits focus. We cannot assure you that we will be able to successfully compete against new or existing competitors, and failure to compete may reduce for existing market share and profits.

Our results of operations are subject to fluctuations in the demand for air travel. A decrease in the demand for air travel may make it difficult for us to sell our advertising time slots and locations.

Our results of operations are directly linked to the demand for air travel, which fluctuates greatly from period to period, and is subject to seasonality due to holiday travel and weather conditions as well as many other factors, including the following:

  Downturns in the economy. Business travel is one of the primary drivers of the air travel industry and it tends to increase in times of economic growth and decrease in times of economic slowdown. A decrease in air passengers in China could lead to lower advertiser spending on our air travel advertising network.

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

  Additional security measures regarding air travel. Terrorist attacks have led to significantly increased security costs and associated passenger inconvenience. Since September 11, 2001, relevant authorities in the U.S., China and other countries have implemented numerous security measures that affect airport and airline operations and costs. These increasingly stringent security measures have led to higher costs for airports and airlines and may cause some air travelers to consider other travel options, which may in turn lead to higher concession fees and reduced advertising demand for us.

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

  the integration of new operations, services and personnel;
  unforeseen or hidden liabilities;
  the diversion of resources from our existing business and technology; or
  failure to achieve the intended objectives of our acquisitions.

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

Our acquisition strategy also depends on our ability to obtain necessary government approvals. See “– Risks Related to Doing Business in China – The M&A Rule sets forth complex procedures for acquisitions conducted by foreign investors which could make it more difficult to pursue growth through acquisitions.”

We do not expect to sustain our recent rates of growth in revenue or the numbers of airports or digital frames in our network, and the number of our digital TV screens in airports may decline in the future.

We have experienced significant growth in revenues in recent years. Our net revenues and the number of our network airports and the number of digital frames in these airports increased from 2007 to 2010. We cannot assure you that we can continue to achieve similar rates of growth in revenues or the number of airports or digital frames in our network in the future. In addition, the number of our digital TV screens in airports increased from 2007 to 2008 but experienced a decline in from 2009 to 2010. We cannot assure you that there will not be declines in the number of our digital TV screens in airports in the future.

Our quarterly and annual operating results are difficult to predict and have fluctuated and may continue to fluctuate significantly from period to period.

Our quarterly and annual operating results are difficult to predict and have fluctuated and may continue to fluctuate significantly from period to period based on the seasonality of air travel, consumer spending and corresponding advertising trends in China. Air travel and advertising spending in China generally tend to increase during major national holidays in October and tend to decrease during the first quarter of each year. Air travel and advertising spending in China is also affected by certain special events and related government measures. As a result, you may not be able to rely on period-to-period comparisons of our operating results as an indication of our future performance. Other factors that may cause our operating results to fluctuate include a deterioration of economic conditions in China and potential changes to the regulation of the advertising industry in China. If our revenues for a particular quarter are lower than we expect, we may be unable to reduce our operating costs and expenses for that quarter by a corresponding amount, and it would harm our operating results for that quarter relative to our operating results for other quarters.

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

If one or more of our senior executives and other key employees were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all. If any of our senior executives and other key employees joins a competitor or forms a competing company, we may lose advertisers, suppliers, key professionals and staff members. Each of our executive officers and other key employees has entered into an employment agreement with us which contains non-competition provisions. However, if any dispute arises between any of our executive officers and other key employees and us, we cannot assure you the extent to which any of these agreements could be enforced in China, where most of these executive officers and other key employees reside, in light of the uncertainties with China’s legal system. See “—Risks Related to Doing Business in China— Uncertainties with respect to the PRC legal system could limit the legal protections available to you and us.”

Failure to maintain an effective system of internal control over financial reporting could have a material and adverse effect on the trading price of our ADSs.

We are subject to reporting obligations under the U.S. securities law. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which must also contain management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, for non-smaller reporting companies and non accelerated filers, an independent registered public accounting firm must attest to the effectiveness of the company’s internal control over financial reporting.

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2010. Our independent registered public accounting firm has issued an audit report, which is included elsewhere in this annual report, which has concluded that we maintained, in all material aspects, effective internal control over financial reporting as of December 31, 2010. However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could negatively affect the reliability of our financial information and reduce investors’ confidence in our reported financial information, which in turn could result in lawsuits being filed against us by our shareholders, otherwise harm our reputation or negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

In addition, our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

  investors’ perception of, and demand for, securities of alternative advertising media companies;
  conditions of the market;
  our future results of operations, financial condition and cash flows; and
  PRC governmental regulation of foreign investment in advertising services companies in China.

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

We endeavor to comply with such requirements through means such as requesting relevant documents from the advertisers. However, we cannot assure you that each advertisement that an advertiser provides to us and which we include in our network programs is in full compliance with all relevant PRC advertising laws and regulations or that such supporting documentation and government approvals provided to us are complete. Although we employ qualified advertising inspectors who are trained to review advertising content for compliance with relevant PRC laws and regulations, the content standards in the PRC are less certain and less clear than those in more developed countries such as the U.S. and we cannot assure you that we will always be able to properly review all advertising content to comply with the PRC standards imposed on us with certainty.

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

Insurance companies in China offer limited business insurance products and do not, to our knowledge, offer business liability insurance. While business disruption insurance is available to a limited extent in China, we have determined that the risks of disruption, cost of such insurance and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. As a result, except for our liability insurance for directors and officers, we do not have any business liability, disruption or litigation insurance coverage for our operations in China. Any business disruption or litigation may result in our incurring substantial costs and the diversion of resources.

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

AirMedia Technology (Beijing) Co., Ltd., or AM Technology, was recognized as a “high and new technology enterprise supported by the state,” or HNTE, under the new rules and therefore, it is entitled to enjoy a preferential Enterprise Income Tax, or EIT, rate of 15%. It was also eligible for a 50% tax reduction from 2009 to 2011 under the applicable tax laws and regulations that were in effect before January 1, 2008, the date the EIT Law came into effect. As a result, AM Technology was subject to an EIT rate of 7.5% in 2010 and is expected to continue to be subject to the same rate in 2011.

On April 21, 2010, the State Administration of Taxation issued the Circular “In respect of Further Clarifying the Implementation Scope of Preferential EIT Rate during Transition Periods,” which gives further guidance on the appropriate tax rate that an entity enjoys as a HNTE in addition to guidance on other preferential treatment. Uncertainties as to the interpretation of the Circular exist. While AM Technology is expected to be subject to an EIT rate of 7.5% in 2011, from 2012 onward, AM Technology may be subject to a preferential EIT at the rate of 15% as long as it maintains its status as a HNTE.

Xi’an AirMedia Chuangyi Technology Co., Ltd., or Xi’an AM, qualified as a “new software enterprise” in August 2008 by the Technology Information Bureau of Shaanxi Province and has received a written approval from Xi’an local tax bureau that it is granted a two-year exemption from EIT commencing on its first profitable year and a 50% reduction of the 25% EIT rate for the succeeding three years. As Xi'an AM first made profit in 2009, it was exempted from EIT in 2009 and 2010. Shenzhen AirMedia Information Technology Co., Ltd., or Shenzhen AM, was subject to a 15% preferential tax EIT rate in 2007 as it is located in Shenzhen and then was subject to EIT on its taxable income from 2008 at the gradual rate as set out in Circular 39. Since Shenzhen AM is also qualified as a “manufacturing foreign-invested enterprise” incorporated prior to the effectiveness of the EIT Law, it is further entitled to a two-year exemption from EIT for years 2008 and 2009 and preferential rates of 11%, 12% and 12.5% for the year 2010, 2011 and 2012, respectively.

Hainan Jinhui Guangming Media Advertising Co., Ltd., or Hainan Jinhui, is subject to EIT on the taxable income at the gradual rate, which was 18% in 2008, 20% in 2009 and 22% in 2010, and will be 24% in 2011 and 25% in 2012 at the gradual rate as set out in Circular 39.

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

Under the EIT Law and related regulations, dividends payable by a foreign-invested enterprise in China to its foreign investors who are non-resident enterprises are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The British Virgin Islands, or BVI, where Broad Cosmos Enterprises Ltd., or Broad Cosmos, our wholly owned subsidiary and the 100% shareholder of Shenzhen AM, is incorporated, does not have such a tax treaty with China. Air Media (China) Limited, the 100% shareholder of AM Technology and Xi’an AM, is incorporated in Hong Kong. According to the Mainland and Hong Kong Special Administrative Region Arrangement on Avoiding Double Taxation or Evasion of Taxation on Income between China and Hong Kong and the relevant rules, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise). However, under recently implemented PRC regulations, now our Hong Kong subsidiary must obtain approval from the competent local branch of the State Administration of Taxation in accordance with the double-taxation agreement among the PRC and Hong Kong in order to enjoy the 5% preferential withholding tax rate. In February 2009, the State Administration of Taxation issued a new notice, or Notice No. 81. According to Notice No. 81, in order to enjoy the preferential treatment on dividend withholding tax rates, an enterprise must be the “beneficial owner” of the relevant dividend income, and no enterprise is entitled to enjoy preferential treatment pursuant to any tax treaties if such enterprise qualifies for such preferential tax rates through any transaction or arrangement, the major purpose of which is to obtain such preferential tax treatment. The tax authority in charge has the right to make adjustments to the applicable tax rates, if it determines that any taxpayer has enjoyed preferential treatment under tax treaties as a result of such transaction or arrangement. In October 2009, the State Administration of Taxation issued another notice on this matter, or Notice No. 601, to provide guidance on the criteria to determine whether an enterprise qualifies as the “beneficial owner” of the PRC sourced income for the purpose of obtaining preferential treatment under tax treaties. Pursuant to Notice No. 601, the PRC tax authorities will review and grant tax preferential treatment on a case-by-case basis and adopt the “substance over form” principle in the review. Notice 601 specifies that a beneficial owner should generally carry out substantial business activities and own and have control over the income, the assets or other rights generating the income. Therefore, an agent or a conduit company will not be regarded as a beneficial owner of such income. Since the two notices were issued, it has remained unclear how the PRC tax authorities will implement them in practice and to what extent they will affect the dividend withholding tax rates for dividends distributed by our subsidiaries in China to our Hong Kong subsidiary. If the relevant tax authority determines that our Hong Kong subsidiary is a conduit company and does not qualify as the “beneficial owner” of the dividend income it receives from our PRC subsidiaries, the higher 10% withholding tax rate may apply to such dividends.

Under the EIT Law and EIT Implementation Rules, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a PRC resident enterprise and is subject to the EIT at the rate of 25% on its worldwide income. The EIT Implementation Rules define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or SAT Circular 82, on April 22, 2009. SAT Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore incorporated enterprise is located inside China, stating that only a company meeting all the criteria would be deemed having its de factor management body inside China. One of the criteria is that a company’s major assets, accounting books and minutes and files of its board and shareholders’ meetings are located or kept in the PRC. Although SAT Circular 82 applies only to offshore enterprises controlled by PRC enterprises, not to those that, like our company, are controlled by PRC individuals, there are currently no further detailed rules or precedents applicable to us governing the procedures and specific criteria for determining “de facto management body” for our type of companies.

After consulting with our PRC counsel, we do not believe our holding company should be deemed a PRC resident enterprise as, among other things, certain of our company’s key assets and records, including register of members, board resolutions and shareholder resolutions, are located and maintained outside of the PRC, and we also hold our board and board committee meetings outside of the PRC from time to time. However, we have been advised by our PRC counsel, Commerce & Finance Law Offices, that because there remains uncertainty regarding the interpretation and implementation of the EIT Law and EIT Implementation Rules, it is uncertain whether we will be deemed a PRC resident enterprise. If the PRC authorities were to subsequently determine, or any further regulations provide, that we should be treated as a PRC resident enterprise, we would be subject to a 25% enterprise income tax on our global income. To the extent our holding company earns income outside of China, a 25% enterprise income tax on our global income may increase our tax burden and could adversely affect our financial condition and results of operations.

If we are regarded as a PRC resident enterprise, dividends distributed from our PRC subsidiaries to us could be exempt from the PRC dividend withholding tax, since such income is exempt under the EIT Law and the EIT Implementation Rules to the extent such dividends are deemed “dividends among qualified PRC resident enterprises.” If we are considered a resident enterprise for enterprise income tax purposes, dividends we pay with respect to our ADSs or ordinary shares may be considered income derived from sources within the PRC and subject to PRC withholding tax of 10%. In addition, non-PRC shareholders may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their tax residence and the PRC in the event that we are considered as a PRC resident enterprise.

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

Substantially all of our operations are conducted through contractual arrangements with our consolidated variable interest entities, or VIEs, in China, AM Advertising, Beijing Shengshi Lianhe Advertising Co., Ltd., or Shengshi Lianhe, AirMedia UC, and Beijing Yuehang Digital Media Advertising Co., Ltd., or AM Yuehang. Although PRC regulations currently permit 100% foreign ownership of companies that provide advertising services, any foreign entities that invest in the advertising services industry are required to have at least three years of direct operations in the advertising industry outside of China. In addition, PRC regulations currently prohibit foreign investment in the production and operation of any non-advertising content. Although our wholly owned Hong Kong subsidiary Air Media (China) Limited, the 100% shareholder of AM Technology and Xi’an Am, has been operating advertising business in Hong Kong since 2008, its operation experience is currently less than three years. As a result, we will not qualify under PRC regulations until the operating of Air Media (China) Limited reaches three years or until we acquire a company that has directly operated an advertising business outside of China for the required period of time. Accordingly, our three subsidiaries, AM Technology, Shenzhen AM, and Xi’an AM, are currently ineligible to apply for the required licenses for providing advertising services in China.

Our advertising business is primarily provided through our contractual arrangements with our four consolidated variable interest entities in China. These entities directly operate our advertising network, enter into concession rights contracts and sell advertising time slots and locations to our advertisers. We have contractual arrangements with these variable interest entities pursuant to which we, through AM Technology, provide technical support and consulting services to these entities. We also have agreements with our variable interest entities and each of their shareholders that provide us with the substantial ability to control these entities. For a description of these contractual arrangements, see Item 4, “Information on the Company—Organizational Structure” and Item 7, “Major Shareholders and Related Party Transactions—Related Party Transactions—Contractual Arrangements.”

We believe that the VIE arrangements are in compliance with PRC law and are legally enforceable. The shareholders of the VIEs are also shareholders of the Company and therefore have no current interest in seeking to act contrary to the contractual arrangements. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and if the shareholders of the VIEs were to reduce their interest in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIEs not to pay the service fees when required to do so.

The Company’s ability to control the VIEs also depends on the power of attorney AM Technology has to vote on all matters requiring shareholder approval in the VIEs. As noted above, we believe this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

In addition, if the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the PRC government could:

  revoking the business and operating licenses of the Company’s PRC subsidiaries and affiliates;
  discontinuing or restricting the Company’s PRC subsidiaries’ and affiliates’ operations;
  imposing conditions or requirements with which the Company or its PRC subsidiaries and affiliates may not be able to comply; or
  requiring the Company or its PRC subsidiaries and affiliates to restructure the relevant ownership structure or operations;

While the Company does not believe that any penalties imposed or actions taken by the PRC government would result in the liquidation of the Company, AM Technology, or the VIEs, the imposition of any of these penalties may result in a material and adverse effect on the Company’s ability to conduct the Company’s business. In addition, if the imposition of any of these penalties causes the Company to lose the rights to direct the activities of the VIEs and its subsidiaries or the right to receive their economic benefits, the Company would no longer be able to consolidate the VIEs.

We rely on contractual arrangements with our consolidated variable interest entities and their shareholders for a substantial portion of our China operations, which may not be as effective as direct ownership in providing operational control.

We rely on contractual arrangements with AM Advertising, Shengshi Lianhe, AirMedia UC and AM Yuehang to operate our advertising business. For a description of these arrangements, see Item 4, “Information on the Company—Organizational Structure” and Item 7, “Major Shareholders and Related Party Transactions—Related Party Transactions—Contractual Arrangements.” These contractual arrangements may not be as effective as direct ownership in providing control over our variable interest entities. Under these contractual arrangements, if our variable interest entities or their shareholders fail to perform their respective obligations, we may have to incur substantial costs and resources to enforce such arrangements and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief and claiming damages, which we cannot assure you will be effective.

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

Furthermore, relevant PRC laws and regulations permit payments of dividends by AM Technology, Shenzhen AM and Xi’an AM only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC laws and regulations, AM Technology, Shenzhen AM and Xi’an AM are also required to set aside at least 10% of after-tax income based on PRC accounting standards each year to their general reserves until the accumulative amount of such reserves reaches 50% of their respective registered capital.

The registered capital of AM Technology, Shenzhen AM and Xi’an AM is $42.0 million, RMB700 million (approximately $105.3 million) and $50.0 million, respectively. AM Technology and Xi’an AM have made the applicable annual appropriations required under PRC law. Shenzhen AM is not currently required to fund any statutory surplus reserve because it still has accumulated losses. Any direct or indirect limitation on the ability of our PRC subsidiaries to distribute dividends and other distributions to us could materially and adversely limit our ability to make investments or acquisitions at the holding company level, pay dividends or otherwise fund and conduct our business.

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

Foreign exchange transactions by our subsidiaries and variable interest entities in China under capital accounts continue to be subject to significant foreign exchange controls and require the approval of, or registration with, PRC governmental authorities. In particular, if we or other foreign lenders make foreign currency loans to our subsidiaries or variable interest entities in China, these loans must be registered with the SAFE, and if we finance them by means of additional capital contributions, these capital contributions must be approved by or registered with certain government authorities including the SAFE, the Ministry of Commerce or their local counterparts. These limitations could affect the ability of our subsidiaries and variable interest entities in China to exchange the foreign currencies obtained through debt or equity financing, and could affect our business and financial condition.

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

Under the SAFE regulations, PRC residents who make, or have previously made, direct or indirect investments in offshore companies, will be required to register those investments. In addition, any PRC resident who is a direct or indirect shareholder of an offshore company is required to file or update the registration with the local branch of the SAFE, with respect to that offshore company, any material change involving its round-trip investment and capital variation. The PRC subsidiaries of that offshore company are required to urge the PRC resident shareholders to make such updates. If any PRC shareholder fails to make the required SAFE registration or file or update the registration, the PRC subsidiaries of that offshore parent company may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation, to their offshore parent company, and the offshore parent company may also be prohibited from injecting additional capital into their PRC subsidiaries. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions, such as restrictions on distributing dividend to our offshore entities or monetary penalties against us. We cannot assure you that all of our shareholders who are PRC residents will make or obtain any applicable registrations or approvals required by these SAFE regulations. The failure or inability of our PRC resident shareholders to comply with these SAFE registration procedures may subject us to fines and legal sanctions, restrict our cross-border investment activities, or limit our PRC subsidiaries’ ability to distribute dividends to or obtain foreign-exchange-dominated loans from our company.

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

There are no existing PRC laws or regulations that specifically define or regulate air travel advertising. Our subsidiaries Shenzhen AM, AM Technology and Xi’an AM all have current business licenses, as such licenses are required for all PRC incorporated entities to conduct active business operations in the PRC. The scopes of the business licenses for these three entities include the development of electronic, computer and media-related technologies and products and do not include advertising, due to certain restrictions on foreign ownership of advertising enterprises under PRC law. It has been reported that the relevant PRC government authorities are currently considering adopting new regulations governing air travel advertising. We cannot predict the timing and effects of such new regulations. Changes in laws and regulations governing the content of air travel advertising and our business licenses or otherwise affecting our business in China may result in substantial costs and diversion of resources and may materially and adversely affect our business prospects and results of operations.

Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

In connection with the EIT Law, the Ministry of Finance and the State Administration of Taxation jointly issued, on April 30, 2009, the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59. On December 10, 2009, the State Administration of Taxation issued the Notice on Strengthening the Management on Enterprise Income Tax for Non-resident Enterprises Equity Transfer, or Circular 698. Both Circular 59 and Circular 698 became effective retroactively on January 1, 2008.

By promulgating and implementing these circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise. The PRC tax authorities have the discretion under Circular 59 and Circular 698 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investment. If we are considered a “non-resident enterprise” under the EIT Law and if the PRC tax authorities make adjustments under Circular 59 or Circular 698, our income tax costs associated with such potential acquisitions will be increased.

The enforcement of the Labor Contract Law and other labor-related regulations in China may adversely affect our business and our results of operations.

On June 29, 2007, the National People’s Congress of China enacted the Labor Contract Law, which became effective on January 1, 2008. The Labor Contract Law established more restrictions and increased costs for employers to dismiss employees under certain circumstances, including specific provisions relating to fixed-term employment contracts, non-fixed-term employment contracts, task-based employment, part-time employment, probation, consultation with the labor union and employee representative's council, employment without a contract, dismissal of employees, compensation upon termination and for overtime work, and collective bargaining. Under the Labor Contract Law, unless otherwise provided by law, an employer is obligated to sign a labor contract with a non-fixed term with an employee, if the employer continues to hire the employee after the expiration of two consecutive fixed-term labor contracts, or if the employee has worked for the employer for 10 consecutive years. Severance pay is required if a labor contract expires and is not renewed because of the employer's refusal to renew or seeking to renew with less favorable terms. In addition, under the Regulations on Paid Annual Leave for Employees, which became effective on January 1, 2008, employees who have served more than one year for an employer are entitled to a paid vacation for five to 15 days, depending on the employee's number of years of employment. Employees who waive such vacation at the request of employers are entitled to compensation that equals to three times their regular daily salary for each waived vacation day. As a result of these new labor protection measures, our labor costs are expected to increase, which may adversely affect our business and our results of operations. It is also possible that the PRC government may enact additional labor-related legislations in the future, which would further increase our labor costs and affect our operations.

RISKS RELATED TO THE MARKET FOR OUR ADSs

The trading price of our ADSs has been and may continue to be volatile.

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. During the year of 2010, the trading prices of our ADSs on the NASDAQ Global Market ranged from $2.83 to $8.90 per ADS and the closing sale price on May 3, 2011 was $4.50 per ADS. The price of our ADSs may fluctuate in response to a number of events and factors including, changes in the economic performance or market valuations of other advertising companies, conditions in the air travel advertising industry and the sales or perceived potential sales of additional ordinary shares or ADSs.

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

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and by the Companies Law (2010 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against us and our directors, actions by minority shareholders and the fiduciary responsibilities of our directors are to a large extent governed by the common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts.

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

As of May 3, 2011, our principal shareholder, Herman Man Guo, beneficially owned approximately 30.73% of our outstanding ordinary shares. He could exert substantial influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders. In addition, these persons could divert business opportunities from us to themselves or others.

We are a “foreign private issuer,” and have disclosure obligations that are different than those of U.S. domestic reporting companies so you should not expect to receive the same information about us at the same time as a U.S. domestic reporting company may provide.

We are a foreign private issuer and, as a result, we are not subject to certain of the requirements imposed upon U.S. domestic issuers by the SEC. For example, we are not required by the SEC or the federal securities laws to issue quarterly reports or proxy statements with the SEC. Through the fiscal year ended December 31, 2010, we are allowed six months to file our annual report with the SEC and thereafter must file our annual report within four months of our fiscal year end. We are not required to disclose certain detailed information regarding executive compensation that is required from U.S. domestic issuers. Further, our directors and executive officers are not required to report equity holdings under Section 16 of the Securities Act. As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. We are, however, still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5. Since many of the disclosure obligations required of us as a foreign private issuer are different than those required by other U.S. domestic reporting companies, our shareholders should not expect to receive information about us in the same amount and at the same time as information is received from, or provided by, other U.S. domestic reporting companies. We are liable for violations of the rules and regulations of the SEC which do apply to us as a foreign private issuer. Violations of these rules could affect our business, results of operations and financial condition.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders.

Depending upon the value of our assets based on the market value of our ordinary shares and ADSs and the nature of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Based on the market price of our ADSs and ordinary shares and the composition of our income and assets, we believe that we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2010. However, we believe that there is a significant risk that we will be a PFIC for our taxable year ending December 31, 2011.

Although the law in this regard is unclear, we treat the consolidated variable interest entities and their subsidiaries as being owned by us for U.S. federal income tax purposes, because we control their management decisions but also because we are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we consolidate these entities’ operating results in our consolidated financial statements. If it were determined, however, that we are not the owner of the consolidated variable interest entities and their subsidiaries for U.S. federal income tax purposes, we would likely be treated as a PFIC for our taxable year ending on December 31, 2010 and any subsequent taxable year. Because the application of the PFIC rules is subject to ambiguity in several respects and, in addition, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year), we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2011 or any future taxable year. In particular, we believe that there is a significant risk that we will be a PFIC for our taxable year ending December 31, 2011 unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce active income. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The value of our assets will be determined based on the market price of our ADSs, which is likely to fluctuate. In addition, the composition of our income and assets will be affected by how, and how quickly, we utilize the cash (or other passive assets or investments) we have on hand or raise in any offering.

If we were treated as a PFIC for any taxable year during which a U.S. Holder (as defined in Item 10, “Additional Information—Taxation— United States Federal Income Taxation”) held our ADSs, or ordinary shares, certain adverse U.S. federal income tax consequences could apply to the U.S. Holder. For example, if we are a PFIC, U.S. Holders will become subject to increased tax liabilities under U.S. tax laws and regulations with respect to any gain recognized or the sale of our ADSs or ordinary shares and certain distributions, and will become subject to burdensome reporting requirements. Further, if we were a PFIC for any year during which a U.S. Holder held our ADSs or ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our ADSs or ordinary shares. See Item 10, “Additional Information—Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company.”

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

On November 7, 2007, we listed our ADSs on the Nasdaq Global Market under the symbol “AMCN.” We and certain of our then shareholders completed the initial public offering of 17,250,000 ADSs, representing 34,500,000 of our ordinary shares, on November 13, 2007.

In 2008, one of our variable interest entities, AM Advertising, acquired an airport gate bridge advertising business through purchasing 80% equity interest in Flying Dragon Media Advertising Co., Ltd., or Flying Dragon. Concurrently with the Flying Dragon acquisition, we also directly acquired all of the equity interest in Excel Lead International Limited, or Excel Lead. Part of the consideration for the Excel Lead acquisition is a contingent consideration to be determined based on the performance of Excel Lead through 2010, in an aggregate amount of up to US$27.3 million in cash and 1,530,950 of our ordinary shares, or up to $39.7 million in cash only at the sellers’ option.

In 2009 and 2010, we also added various additional media resources to our advertising network, including outdoors media in gas stations and urban locations. During 2009, we directly acquired 100% equity interests in Dominant City Ltd. Concurrently with this acquisition, one of our variable interest entities, AM Advertising, acquired 100% equity interest in Beijing Union of Friendship Advertising Media Co. Ltd., which operates media resources in a number of airports including Guangzhou and Hangzhou airports. The total consideration for the acquisition of Dominant City Ltd. and Beijing Union of Friendship Advertising Media Co., Ltd. was $7.8 million. In 2009, AM Advertising entered into an exclusive concession rights contract under which it will develop and operate outdoor advertising platforms such as billboards at Sinopec gas stations. In January 2010, we acquired 100% of the equity interest in Easy Shop Ltd. and concurrently, our variable interest entity, AM Advertising, acquired 90% of the equity interest in AM Outdoor on top of the 10% of AM Outdoor it already owned prior to the transaction. The total consideration for both transactions was $13.9 million. As a result of these transactions, our variable interest entity, AM Advertising, now holds 100% equity interest in AM Outdoor and operates unipole signs and other outdoor media across Beijing, Tianjin and the highways between several cities in Northern China. In February 2010, our variable interest entity, AirMedia UC acquired 45% equity interest in Dongding, which has exclusive rights to build and operate billboards that display both public service content and commercial advertising throughout Beijing in locations such as shopping malls and parking lots. AirMedia UC held 30% equity interest in Dongding prior to the transaction and, as a result of these transactions, now holds 75% equity interest in Dongding.

Our principal executive offices are located at 17/F, Sky Plaza, No. 46 Dongzhimenwai Street, Dongcheng District, Beijing 100027, People’s Republic of China. Our telephone number at this address is +86-10-8438-6868 and our fax number is +86-10-8460-8658. Our registered office in the Cayman Islands is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

Business Overview

General

We are a leading operator of digital media network in China dedicated to air travel advertising. We believe we have the largest market share of digital frames in airports, digital TV screens in airports and digital TV screens on airplanes in China. As of March 1, 2011, we operated digital frames in 34 airports in China and digital TV screens in 37 airports, including the largest five airports in China: Beijing Capital International Airport, Guangzhou Baiyun International Airport, Shanghai Pudong International Airport, Shanghai Hongqiao International Airport and Shenzhen International Airport. In addition, we had contractual concession rights to place our programs on the routes operated by eight airlines, including the four leading airlines in China, Air China, China Southern Airlines, China Eastern Airlines and Hainan Airlines.

In July 2008, we expanded into the traditional air travel advertising market through the acquisition of Flying Dragon. We believe we are a leader in the traditional air travel advertising market in two major airports: Beijing Capital International Airport and Shenzhen International Airport. We currently hold contractual concession rights to operate light boxes and billboards primarily in Beijing Capital International Airport, Shenzhen International Airport and Wenzhou Yongqiang Airport. In addition, we currently hold contractual concession rights to place advertisements on gate bridges located in seven major airports in China. These advertisements include billboard advertisements and painted advertisements on the interior and exterior walls of gate bridges.

We also hold concession rights to operate various traditional advertising media including billboards, light boxes and other media platforms out of the air travel sector. In addition to holding exclusive concession rights to develop and operate advertising media platforms at China’s leading network of gas stations owned by Sinopec, we also hold rights to build and operate billboards that display both public service content and commercial advertising, and the right to operate unipole signs and other outdoor media across Beijing, Tianjin and the highways between several cities in Northern China.

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

We combine advertising contents with non-advertising content, such as weather, sports and comedy clips, in our digital TV screen programs. We have contracts with many Chinese TV stations such as Dragon TV, the Travel Channel and CCTV-5, to show video clips of their programs in airports and on airplanes. We also obtain TV programs such as documentaries and “hidden camera” type reality shows from other third-party content providers. In addition, in November 2010, we entered into a strategic partnership with CCTV Mobile Media to operate the CCTV Air Channel to broadcast TV programs in digital TV screens in airports and on airplanes to air travelers in China. CCTV Mobile Media will be responsible for program planning, production, and broadcasting and we will operate exclusively the advertising business of CCTV Air Channel. We believe non-advertising program contents make air travelers more receptive to the advertisements included in our programs and ultimately make our programs more effective for our advertisers. Starting in 2010, our standard programs in airports typically include 20 minutes of advertising content during each hour of programming and are shown for approximately 16 hours per day. The length of our in-flight programs typically ranges from approximately 45 minutes to an hour per flight, approximately five to 13 minutes of which consist of advertising content.

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

Digital Frames in Airports

We operate a network of digital frames, strategically placed in areas of airports such as departure halls, terminals and arrival halls, where most of the air travelers congregate and spend significant time waiting. Our digital frames are high-definition liquid crystal display, or LCD, screens that typically change digital picture displays approximately every 12 seconds, with certain exceptions of 5 to 15 seconds in limited airports. Our digital frames include standalone digital frames and TV-attached digital frames. Standalone digital frames display advertisements on vertical or horizontal display panels range in sizes from 40 to 108 inches. TV-attached digital frames consist of a vertical digital frame beneath a digital TV screen and are typically in sizes ranging from 47 to 55 inches. In response to advertiser advertising needs, we also own and operate digital frames of a larger size up to 108 inches in the airports of Beijing, Guangzhou and Nanjing. In both international and domestic arrival halls of Terminals 2 and 3 of the Beijing International Airport, we operate 44 sets of 108-inch LCD screens that measure four square meters (or 43.1 square feet) each; we also operate 12 sets of 108-inch LCD screens in departure halls, security checkpoints, luggage pickup and subway entrance areas inside Guangzhou Baiyun International Airport. In Guangzhou Baiyun International Airport, we have three large-size light emitting diode, or LED, screens, each measuring 76.0 square meters (or 818.4 square feet), above all of the domestic security check areas in Guangzhou Baiyun International Airport, forming a leading security checkpoint digital media display platform in China in terms of screen size. In Nanjing Lukou International Airport, we have three mega-size LED screens, one measuring 36 square meters (387.5 square feet) and the other two measuring 15 square meters (161.5 square feet), above the domestic security check area in full view of the airport’s domestic travelers. These three mega-size LED screens in Nanjing Lukou International Airport started operation on February 1, 2011.

As of March 1, 2011, we operated approximately 3,424 digital frames in 34 airports, 1,371 of which were standalone digital frames, including the 108-inch LCD display screens and large-size LED screens, and 2,053 of which were TV-attached digital frames. These 34 airports accounted for approximately 82% of the total air travelers in China in 2010, according to the General Administration of Civil Aviation of China. Our digital frames play advertising content repeatedly mainly in ten-minute cycles.

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

Digital TV Screens in Airports

We strategically place our digital TV screens in high-traffic areas of airports such as departure halls, security check areas, boarding gates, baggage claim areas and arrival halls, where there tend to be significant waiting time. A majority of our standard digital TV screens are 42-inch plasma display panels or LCDs. As of March 1, 2011, we operated approximately 2,144 digital TV screens in 37 airports in China under various concession rights contracts. These 37 airports accounted for approximately 83% of the total air travelers in China in 2010, according to the General Administration of Civil Aviation of China.

Our airport programs consist of advertising and non-advertising content and are played for approximately 16 hours per day. Our non-advertising content is played in two-hour cycles, during which our advertising content is repeated hourly. During each hour, 20 minutes of the program consists of advertising content provided to us by our advertisers and the rest of the program consists of non-advertising content such as sports and entertainment content provided by third-party content providers. In addition to separate advertising messages or videos, which are updated weekly, we promote the brand names of our advertisers by naming our programs after their brand names. The non-advertising content consists of humor clips such as hidden camera shows and funny home videos, sports clips such as soccer, snooker and extreme sports, movie previews and interviews with celebrities, as well as the latest world fashion shows. These programs are generally updated monthly, with the programs in Shanghai Pudong and Hongqiao airports updated weekly.

Digital TV Screens on Airplanes

As of March 1, 2011, our programs were placed on digital TV screens on routes operated by eight airlines. The displays on our network airplanes, which have been installed by aircraft manufacturers, are located at the top of passenger compartments and on the back of passenger seats. The digital TV screens at the top of passenger compartments typically range from 9 inches to 50 inches in size, while the display screens on the back of passenger seats typically range from seven inches to nine inches in size. There are approximately 10 to 280 on an airplane. The TV system installed on each plane differs from one another according to the requirements of each specific airline. For instance, if the airline chooses to implement audio-video on demand, or AVOD, systems and personal TV, or PTV, systems, then it would have to install TV screens on the back of each and every seat on the airplane.

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

Traditional Media in Airports

Our traditional media in airports currently includes light boxes and billboards in airports and billboards and painted advertisements on gate bridges in airports. As of March 1, 2011, we operated 588 light boxes and billboards mainly in three airports, including Beijing Capital International Airport, Shenzhen International Airport and Wenzhou Yongqiang Airport. As of March 1, 2011, we operated 240 billboard advertisements and 46 painted advertisements on the gate bridges mainly located in seven airports, including Beijing Capital International Airport and Guangzhou Baiyun International Airport.

Light box advertisements are static poster advertisements illuminated with back lighting and billboard advertisements are only static poster advertisements. The advertisements on gate bridges in airports include billboard and painted advertisements on interior or exterior walls of gate bridges.

Other Media in Air Travel

We have logos for various display equipment in airports prominently displayed on these equipments, for which logos we charge advertising fees. As of March 1, 2011 we also operate 98 sets of 17-inch crystal TV screens on shuttle buses in Shanghai Pudong International and Shanghai Hongqiao airports.

Gas Station Media Network

In April 2009, we entered into an exclusive contract with Sinopec under which we obtained the concession right to develop and operate outdoor advertising platforms at all Sinopec gas stations located throughout China until December 31, 2014, with limited exceptions. This network consists of outdoor advertising platforms strategically placed in Sinopec gas stations where there is high visibility and significant waiting time. These outdoor advertising platforms consist of traditional advertising formats such as light boxes and billboards, and display advertising content in month-long slots. As of March 1, 2011, we had installed scrolling light boxes and billboards in a total of approximately 2,438 Sinopec gas stations.

Other Media Network

We have access to build and operate billboards that display both public service content and commercial advertising throughout Beijing in locations such as shopping malls and parking lots. We also currently operate approximately 30 unipole signs and other outdoor media in locations throughout Beijing.

We believe our recently developed outdoor media network provides an alternative advertising platform to our advertisers in addition to our existing air travel media network. We generally sell advertisements on outdoor media platforms in units of approximately one month long. We currently plan to focus on improving the utilization rates of our existing outdoor media network resources.

Our Sales Contracts

We typically offer advertisers 12-second time slots for advertising on our digital frames, though, in some airports, we occasionally offer time slots of 5, 7.5 and 10 seconds. With respect to our digital TV screens, we offer advertising time slots of 5, 15 and 30 seconds. Sales are made pursuant to written contracts with commitments ranging from one week to one and a half years. These digital frames and digital TV screens sales contracts typically fix the duration, time and frequency of advertisements. For billboards and light boxes, we offer advertisers spaces on a month-basis or a year-long basis; sales are made pursuant to written contracts with commitments ranging from a minimum of one month. These billboards and light boxes sales contracts typically fix the commencement date and duration of such advertisements.

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

Our Concession Rights Contracts

Airports

As of March 1, 2011, we had 105 concession rights contracts to operate our digital frames, digital TV screens, other displays in our air travel network and traditional media in 41 airports, including 28 of the major airports in China. 46 of these concession rights contracts contained provisions granting us exclusive concession rights. The scope of the exclusivity, however, varies from contract to contract. Most of these exclusivity provisions limit the exclusivity to certain areas of an airport. For example, our contract with Guangzhou Baiyun International Airport granted us the exclusive right to operate all the closed-circuit displays located in the domestic and international arrival and departure areas. From March 2009, we have a concession rights contract with Beijing Capital International Airport to operate traditional advertising formats including billboards, light boxes and other formats at Terminals 1, 2, and 3 of Beijing Capital International Airport. The concession rights for Terminals 1 and 2 expire on March 31, 2012 and the concession rights for Terminal 3 expire on December 31, 2015. We also entered into a concession rights contract with Shenzhen International Airport to operate the light boxes in the arrival walkways of Terminals A and B of Shenzhen International Airport from April 1, 2009 to December 31, 2011. We began operating these traditional media on April 1, 2009. In the same contract, we also obtained concession rights to operate digital frames in the baggage claim areas in all of the three terminals of Beijing Capital International Airport from April 1, 2009 to March 31, 2012.

Most concession fees are fixed under our concession rights contracts with escalation clauses attached, meaning the fees undergo fixed levels of increases over each year of the agreement. Payments under concession rights contracts are usually due three months in advance, but payments under a few material concession rights contracts are due six months or one year in advance. The concession fees that we pay for our networks in each airport vary by each airport’s passenger volume and depend on the city where the airport is located. A majority of our concession rights contracts for our digital frames, digital TV screens and traditional media in airports have terms ranging from three to five years without any automatic renewal provisions. However, we can opt to renew the agreements three or five months before the expiration of certain concession rights contracts, on the condition that if another third party offers to enter into concession rights contracts in relation to the same media platforms, we shall have first right of refusal to renew our existing concession rights contracts on similar terms as those proposed by such third party. As of March 1, 2011, 33 out of 105 of our concession rights contracts to operate in airports would be subject to renewal by the end of 2011. The number of displays and placement locations are explicitly specified in the majority of our concession rights contracts.

Airlines

Our programs are currently placed on digital TV screens located on routes operated by the following eight airlines:

  China Southern Airlines;
  China Eastern Airlines;
  Air China;
  Hainan Airlines;
  Shanghai Airlines;
  Shenzhen Airlines;
  Air Macau; and
  Chengdu Airlines.

As of March 1, 2011, we had eight concession rights contracts to place our programs on these network airlines, seven of which contained provisions granting us exclusive concession rights. The scope of the exclusivity, however, varies from contract to contract. Most of these exclusivity provisions limit the exclusivity to certain types of programs played on airplanes. For example, our concession rights contract for our programs on Air China granted us the exclusive right to operate the Air Panorama program, including both advertising and non-advertising content that is played on all routes operated by Air China. Most of the concession fees are fixed by escalation clauses under the relevant concession rights contracts, and their amounts vary by the number of routes and airplanes, type of aircraft and the departure and destination cities.

Some of the concession rights contracts set forth the number and model of airplanes on which our programs can be played. As of March 1, 2011, two out of eight of our concession rights contracts to operate on airlines are subject to renewal by the end of 2011.

We hold 49% of the equity interests in a joint venture, Beijing Eastern Media Corporation, Ltd., or BEMC. BEMC is formed in partnership with China Eastern Media Corporation, Ltd., a subsidiary of China Eastern Group and China Eastern Airlines Corporation Limited operating the media resources of China Eastern Group, which holds 51% equity interests in BEMC. BEMC obtained concession rights of certain media resources from its shareholders, including the digital TV screens on airplanes of China Eastern Airlines, and paid concession fees to its shareholders as consideration. We believe this innovative strategic partnership further strengthened our relationship with China Eastern Group and we recently renewed concession rights contract with China Eastern Airlines to operate digital TV screens on China Eastern Airlines on an exclusive basis until December 31, 2020. As of December 31, 2010, BEMC also obtained media resources other than digital TV screens, including other existing media resources of China Eastern Airlines and new media resources to be developed through cooperative efforts by China Eastern Airlines and us.

Gas Station Media

In April 2009, we entered into a concession rights agreement with Sinopec under which we hold the right to exclusively operate all of the outdoor advertising media at Sinopec gas stations throughout China until December 31, 2014, except for those stations in a limited number of cities whose media platforms have previously been leased by Sinopec to third parties. For stations with existing media platform lease agreements with third parties, Sinopec will not renew the contracts with third parties when the contracts expire, and will deliver these media platforms to us within a reasonable period. Under this agreement, we must develop the outdoor advertising media, including scrolling light boxes and billboards, at Sinopec gas stations according to a plan of development that specifies we must be operating 3,500 locations by the third year and 8,000 locations by the sixth year of the date of the agreement. The concession fee is based on the actual number of developed gas stations and associated standard annual concession fee for each developed gas station. The concession rights agreement also includes fixed minimum concession fee payments for the years 2009, 2010 and 2011.

Advertisers, Sales and Marketing

Our Advertisers

Our advertisers purchase advertising time slots and locations on our advertising network either directly from us or through advertising agencies. Many advertisers negotiate the terms of the advertising purchase agreements directly with us, but we also rely on advertising agencies for a significant portion of our sales. Through December 31, 2010, a total of approximately 698 advertisers have purchased advertising time slots and locations on our network, approximately 452 of which purchased advertisements on our network directly from us and approximately 246 of which purchased advertisements through advertising agencies. Our top fifteen advertisers collectively accounted for approximately 39.0% of our revenues in 2010.

We have a broad base of international and domestic advertisers in various industries. In 2010, the top three industries that advertise on our network were automobile, finance and high-end food and beverages, based on revenues derived from advertisers in these industries which accounted for approximately 33.8%, 18.7% and 10.3% of our total revenues in 2010, respectively. For our outdoors media network, top advertisers also include companies in the real estate industry.

No single customer accounted for more than 10% of our total revenues for 2008, 2009 and 2010.

Sales and Marketing

We provide a number of services in connection with each advertiser’s advertising campaign. We rely on our experienced sales team to assist advertisers in structuring advertising campaigns by analyzing advertisers’ target audiences and the form and contents of the advertisement they may be interested in, as well as consumer products and services. We conduct market research, consumer surveys, demographic analysis and other advertising industry research for internal use to help our advertisers to create effective advertisements. We also use third-party market research firms from time to time to obtain the relevant market study data, and at the same time hire such research firms to evaluate the effects of our advertising, so as to evaluate the effectiveness of our network for our advertisers and to illustrate to our advertisers our ability to reach targeted demographic groups effectively.

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

Pricing

The listing prices of our air travel advertising services depend on the traffic flow of each airport, the gross domestic product, or GDP, average income level, average commercial advertising budgets of major companies in the city in which each airport is located, the customer flow of each airline, the needs of each airport and airline, the number of time slots and display locations purchased, the cost of the relevant media assets and our costs for the relevant concession rights. The listing prices of our advertising network in Sinopec gas stations depend on economic conditions, GDP, average discretionary income, average income levels and advertising trends in the cities in which the gas stations are located, taking into account the mainstream media advertising pricing and costs (including local news stations, newspapers, bus stop light boxes and outdoor signs) in each city as well as our own display equipment and resource costs for setting up such advertising network. Similar considerations apply to our outdoor media platforms. Going forward, we intend to review our listing prices periodically and make adjustments as necessary in light of market conditions.

Prices for advertisements on our network are fixed under our sales contracts with advertisers or advertising agencies, typically at a discount to our listing prices.

Programming

Most of our digital frames in airports play advertising content repeatedly in ten-minute cycles throughout the day. We compile each cycle from 12-second advertisements that are provided to us by advertisers. We generally update the advertisements displayed on our digital frames on a weekly basis.

A majority of our digital TV screens in airports play programs in a two-hour cycle repeatedly throughout the day and our digital TV screens on our network airplanes play programs ranging from 45 minutes to one hour once per flight. We compile each cycle from advertisements of 5-, 15- or 30-seconds in length provided by advertisers to us and from non-advertising content provided by third-party content providers. We generally create a programming list on a weekly and monthly basis for programs played in airports and on airplanes, respectively. We create this list by first fixing the schedule for advertising content according to the respective sales contracts with our advertisers to guarantee the agreed duration, time and frequency of advertisements for each advertiser, then adding the non-advertising content to achieve an optimal blend of advertising and non-advertising content.

Substantially all of the advertisements on our network is provided by our advertisers. All of the advertising content displayed on our advertising network is reviewed by us to ensure compliance with PRC laws and regulations. See “Regulation—Regulation of Advertising Services—Advertising Content.” We update advertising content for our programs played on the digital frames and digital TV screens in our network airports and airplanes on a weekly and monthly basis, respectively. Substantially all of the non-advertising content played on our network is provided by third-party content providers such as Dragon TV, the Travel Channel and various satellite and cable television stations and television production companies. In November 2010, we entered into a strategic partnership with CCTV Mobile Media to operate the CCTV Air Channel to broadcast TV programs to air travelers in China. Under the arrangement, CCTV Mobile Media will be responsible for program planning, production and broadcasting. The Company will operate exclusively the advertising business of CCTV Air TV Channel.

Our programming team edits, compiles and records into digital format all of our network programs according to the programming list. Each programming list and pre-recorded program is carefully reviewed by the head of the execution team to ensure the accuracy of the order, duration and frequency as well as the appropriateness of the programming content.

Display Equipment Supplies and Maintenance

The primary hardware required for the operation of our network are the digital frames and digital TV screens that we use in our media network. Our digital frames are flat-panel LCD displays. The majority of our digital TV screens consist of plasma display panels and LCDs. Maintaining a steady supply of our display equipment is important to our operations and the growth of our network. The top five suppliers of our digital frames in 2010 were Samsung, SHARP, Haier, HPC and Hitachi, which collectively provided approximately 93.6% of our total digital frames. The top five suppliers of our digital TV screens in 2010 were Hitachi, Haier, Philips, TCL and Konka, which collectively provided approximately 93.6% of our total digital TV screens. Our digital frame suppliers typically provide us with one- to two-year warranties while our TV screen suppliers typically provide us with one-year warranties.

Our service team cleans, maintains and monitors digital frames, digital TV screens and other displays in our network airports on a daily basis. We typically engage two to four skilled maintenance staff for each network airport to make five scheduled inspections on our displays every day. They report any technical problems that they cannot solve on-site to our technicians in Beijing who strive to remotely analyze and fix problems within 12 hours.

For our traditional media platforms in airports, the primary hardware were already established when we purchased the traditional media from airports, and we do not incur significant maintenance costs in relation to these platforms. For our gas stations media network and outdoors media network, where the primary hardware consist of basic display equipment such as light boxes and billboards, such hardware will generally be established upon the time of our entering into the relevant concession rights agreements; we may incur construction and maintenance costs in relation to these equipment.

Customer Service

Our customer service team is responsible for contacting third-party research firms to compile evaluation reports based on selective sampling of the status of advertising on our network and providing advertisers with monthly monitoring reports once the relevant advertising campaign is launched on our network. At the same time, we also provide our advertisers with monthly reports prepared by third parties that verify the proper functioning of our displays and the proper dissemination of the advertisement; such reports are done through online survey to analyze the effectiveness of and public reaction to the advertisements. In addition, our network airports and airlines as well as gas stations are also actively involved in the monitoring process.

Competition

We compete primarily with several different groups of competitors:

  advertising companies that operate airport advertising networks, such as JC Decaux;

  in-house advertising companies of airports and airlines that may operate their own advertising networks; and

  other advertising media companies for advertising budgets, such as Internet, street facility displays, billboard and public transport advertising companies, and with traditional advertising media, such as newspapers, television, magazines and radio, some of which may advertise in the airports in which we have exclusive contract rights to operate digital TV screens and some of which may advertise in the gas stations and other areas where we have our displays.

We compete for advertisers primarily on the basis of network size and coverage, location, price, program quality, range of services offered and brand recognition. See Item 3, “Key Information — D. Risk Factors — Risks Related to Our Business — We face significant competition in the PRC advertising industry, and if we do not compete successfully against new and existing competitors, we may lose our market share, and our profits may be reduced.”

Intellectual Property

To protect our brand and other intellectual property, we rely on a combination of trademark and trade secret laws as well as confidentiality agreements with our employees, sales agents, contractors and others. We have registered five trademarks in China, including “” , “”, “AIRMEDIA”, “AirMedia” and “AirTV” . We cannot be certain that our efforts to protect our intellectual property rights will be adequate or that third parties will not infringe or misappropriate these rights.

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

See Item 4, “Information on the Company—Organizational Structure” and Item 7, “Major Shareholders and Related Party Transactions—Related Party Transactions—Contractual Arrangements.”

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

We have been advised by our PRC legal counsel, however, that there are some uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities, in particular the SAIC (which regulates advertising companies), will not in the future take a view that is contrary to the opinion of our PRC legal counsel. We have been further advised by our PRC counsel that if the PRC government determines that the agreements establishing the structure for operating our PRC advertising business do not comply with PRC government restrictions on foreign investment in the advertising industry, we could be subject to severe penalties. See Item 3, “Key Information—Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with PRC governmental restrictions on foreign investment in the advertising industry and in the operating of non-advertising content, our business could be materially and adversely affected.”

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

Each of Shenzhen AM, AM Technology and Xi’an AM has valid business license as of the date of this report. The business scope of these three entities as set forth in their business licenses include the development of electronic, computer and media-related technologies and products and do not include advertising, due to certain restrictions on foreign ownership of advertising enterprises under PRC law,

Advertising Content

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

Outdoor Advertising

The PRC Advertising Law stipulates that the exhibition and display of outdoor advertisements must not:

  utilize traffic safety facilities and traffic signs;
  impede the use of public facilities, traffic safety facilities and traffic signs;
  obstruct commercial and public activities or create an unpleasant sight in urban areas;
  be placed in restrictive areas near government offices, cultural landmarks or historical or scenic sites; or
  be placed in areas prohibited by the local governments at or above county level from having outdoor advertisements.

In addition to the Advertising Law, the SAIC promulgated the Outdoor Advertising Registration Administrative Regulations to govern the outdoor advertising industry in China. Outdoor advertisements in China must be registered with the local SAIC before dissemination. The advertising distributors are required to submit an application form and other supporting documents for registration. After review and examination, if an application complies with the requirements, the local SAIC will issue a certificate approving such advertisement. The content, format, specifications, periods and locations of dissemination of the outdoor advertisement must be filed with the local SAIC. See Item 3, “Key Information—Risk Factors—Risks Related to Our Business—If advertising registration certificates are not obtained for our airport advertising operations where such registration certificates are deemed to be required, we may be subject to administrative sanctions, including the discontinuation of our advertisements at airports where the required advertising registration is not obtained.”

In addition, according to a relevant SARFT circular, displaying audio-video programs such as television news, films and television shows, sports, technology and entertainment through public audio-video systems located in automobiles, buildings, airports, bus or train stations, shops, banks and hospitals and other outdoor public systems must be approved by the SARFT. The relevant authority in China has not promulgated any implementation rules on the procedure of applying for the requisite approval pursuant to the SARFT circular. See Item 3, “Key Information—Risk Factors—Risks Related to Our Business—If we fail to obtain approvals for including non-advertising content in our programs, we may be unable to continue to include such non-advertising content in our programs, which may cause our revenues to decline and our business and prospects to deteriorate.”

Regulations on Foreign Exchange

The principal regulation governing foreign currency exchange in China is the Foreign Currency Administration Rules (1996), as amended (2008). Under these Rules, RMB is freely convertible for current account items, such as trade and service-related foreign exchange transactions, but not for capital account items, such as direct investment, loan or investment in securities outside China unless the prior approval of, and/or registration with, SAFE or its local counterparts (as the case may be) is obtained.

Pursuant to the Foreign Currency Administration Rules, foreign invested enterprises, or FIEs, in China may purchase foreign currency without the approval of SAFE for trade and service-related foreign exchange transactions by providing commercial documents evidencing these transactions. They may also retain foreign exchange (subject to a cap approved by SAFE) to satisfy foreign exchange liabilities or to pay dividends. In addition, if a foreign company acquires a company in China, the acquired company will also become an FIE. However, the relevant PRC government authorities may limit or eliminate the ability of FIEs to purchase and retain foreign currencies in the future. They may also conduct examination of past foreign exchange transactions. In addition, foreign exchange transactions for direct investment, loan and investment in securities outside China are still subject to limitations and require approvals from, and/or registration with, SAFE.

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

In addition, under the EIT Law, dividends generated after January 1, 2008 and payable by a FIE in China to its foreign investors who are non-resident enterprises will be subject to a 10% withholding tax unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. BVI, where Broad Cosmos, our wholly owned subsidiary and the 100% shareholder of Shenzhen AM, is incorporated, does not have such a tax treaty with China. Air Media (China) Limited, the 100% shareholder of AM Technology and Xi’an AM, is incorporated in Hong Kong. According to the Mainland and Hong Kong Special Administrative Region Arrangement on Avoiding Double Taxation or Evasion of Taxation on Income agreed between China and Hong Kong in August 2006, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise). In August 2009, the State Administration of Taxation released the Administrative Measures for Non-Residents Enjoying Tax Treaty Benefits (Trial Implementation), which took effect on October 1, 2009. Under these measures, our Hong Kong subsidiary needs to obtain approval from the competent local branch of the State Administration of Taxation in order to enjoy the preferential withholding tax rate of 5% in accordance with the Double Taxation Arrangement. In February 2009, the State Administration of Taxation issued a new notice, or Notice No. 81. According to Notice No. 81, in order to enjoy the preferential treatment on dividend withholding tax rates, an enterprise must be the “beneficial owner” of the relevant dividend income, and no enterprise is entitled to enjoy preferential treatment pursuant to any tax treaties if such enterprise qualifies for such preferential tax rates through any transaction or arrangement, the major purpose of which is to obtain such preferential tax treatment. The tax authority in charge has the right to make adjustments to the applicable tax rates, if it determines that any taxpayer has enjoyed preferential treatment under tax treaties as a result of such transaction or arrangement. In October 2009, the State Administration of Taxation issued another notice on this matter, or Notice No. 601, to provide guidance on the criteria to determine whether an enterprise qualifies as the “beneficial owner” of the PRC sourced income for the purpose of obtaining preferential treatment under tax treaties. Pursuant to Notice No. 601, the PRC tax authorities will review and grant tax preferential treatment on a case-by-case basis and adopt the “substance over form” principle in the review. Notice 601 specifies that a beneficial owner should generally carry out substantial business activities and own and have control over the income, the assets or other rights generating the income. Therefore, an agent or a conduit company will not be regarded as a beneficial owner of such income. Since the two notices were issued, it has remained unclear how the PRC tax authorities will implement them in practice and to what extent they will affect the dividend withholding tax rates for dividends distributed by our subsidiaries in China to our Hong Kong subsidiary. If the relevant tax authority determines that our Hong Kong subsidiary is a conduit company and does not qualify as the “beneficial owner” of the dividend income it receives from our PRC subsidiaries, the higher 10% withholding tax rate may apply to such dividends.

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

Seasonality

Our operating results and operating cash flows historically have been subject to seasonal variations. This pattern may change, however, as a result of new market opportunities or new product introductions.

C. Organizational Structure

The following diagram illustrates our corporate structure as of May 3, 2011:

(1)	Dotted line denotes contractual arrangements with variable interest entities and their respective shareholders.

(2)

Shengshi Lianhe is 79.86% owned by Herman Man Guo, our founder, chairman, chief executive officer and an ultimate owner of our ordinary shares, 11.94% owned by Qing Xu, our director, executive president and an ultimate owner of our ordinary shares and 8.2% owned by Xiaoya Zhang, our former president, interim chief financial officer, director and an ultimate owner of our ordinary shares. Mr. Zhang resigned from all his positions with our company effective on February 1, 2011.

(3)	AM Advertising is 96.76% owned by Shengshi Lianhe, 2.833% owned by Herman Man Guo, 0.241% owned by Qing Xu and 0.166% owned by Xiaoya Zhang.

(4)	AirMedia UC is 98.75% owned by AM Advertising, 1.035% owned by Herman Man Guo and 0.215% owned by Qing Xu.

(5)	AM Yuehang is 80% owned by James Zhonghua Feng, our chief operating officer and 20% owned by Tao Hong.

Substantially all of our operations are conducted through contractual arrangements with our consolidated variable interest entities in China, AM Advertising, Shengshi Lianhe, AirMedia UC and AM Yuehang. We do not have any equity interests in our variable interest entities, but instead enjoy the economic benefits derived from them through a series of contractual arrangements. See Item 7, “Major Shareholders and Related Party Transactions—Related Party Transactions—Contractual Arrangements” for a description of these arrangements.

D. Property, Plants and Equipment

Our headquarters are located in Beijing, China, where we lease approximately 4,393 square meters (approximately 47,281 square feet) of office space. Our branch offices lease approximately 5,922 square meters (approximately 63,748 square feet) of office space in approximately 35 other locations.

In addition, we own approximately 405 square meters (approximately 4359 square feet) of office space in China.

ITEM 4A.            UNRESOLVED STAFF COMMENTS

None.

ITEM 5.               OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements because of various factors, including those set forth under Item 3, “Key Information — D. Risk Factors” or in other parts of this annual report on Form 20-F. See “Forward-looking Information.”

A. Operating Results

Important Factors Affecting our Results of Operations

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

Service Offerings

Currently, our advertising network primarily consists of standard digital frames, digital TV screens in airports, traditional media in airports such as billboards and light boxes, digital screens on airplanes and various traditional advertising formats in gas stations and other locations such as urban mall parking lots. We believe our current broad range of service offerings provides our advertisers with diverse choices in selecting and combining different air travel and other advertising platforms that best suit their advertising needs and preferences, maximizes the consumer reach of the advertisements shown on our network and allows us to cross-sell different advertising services. Ultimately, we believe our broad range of service offerings will increase and diversify the sources of revenues we can generate from our advertising network.

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

By increasing the number of airports, airlines and gas stations in our network, we can increase the number of advertising time slots and locations that we have available to sell. In addition, the length of our advertising cycle for our digital frames and digital TV screens can potentially be extended to longer durations depending on demand in each airport or airline. However, advertisers may be unwilling to accept placement of their advertisements on a longer time cycle which decreases the frequencies of their advertisements displayed each day. In addition, by increasing the number of light boxes, billboards and gate bridges in our network, we can increase the number of advertising spaces and locations that we have available to sell. See Item 3, “Key Information — D. Risk Factors — Risks Related to our Business — When our current advertising network of digital frames, digital TV screens, light boxes, billboards and gate bridges becomes saturated in the major airports, airlines and other locations where we operate, we may be unable to offer additional time slots or locations to satisfy all of our advertisers’ needs, which could hamper our ability to generate higher levels of revenues and profitability over time.”

Pricing

The average selling price for our advertising time slots is generally calculated by dividing our advertising revenues from these time slots by the number of 12- second equivalent advertising time slots for digital frames in airports and 30-second equivalent advertising time slots for digital TV screens in airports and on airplanes sold during that period. The average selling price for our traditional media spaces and locations in airports is calculated by dividing the revenues derived from all the locations sold by the number of locations sold during the period presented, and we use a similar method to calculate average selling price for our gas station and outdoor media locations. The primary factors that affect the effective price we charge advertisers for time slots and locations on our network and our utilization rate include the attractiveness of our network to advertisers, which depends on the number of displays and locations, the number and scale of airports and airplanes in our network, the level of demand for time slots and locations, and the perceived effectiveness by advertisers of their advertising campaigns placed on our network. We may increase the selling prices of our advertising time slots and locations from time to time depending on the demand for our advertising time slots, spaces and locations.

A significant percentage of the programs played on our digital TV screens in airports and on airplanes include non-advertising content such as TV programs or public service announcements. We do not directly generate revenues from non-advertising content, but instead obtain such content from third party content providers. We believe that the combination of non-advertising content with advertising content makes people more receptive to our programs, which in turn makes the advertising content more effective for our advertisers. We believe this in turn allows us to charge a higher price for each advertising time slot. We closely track the program blend and advertiser demand to optimize our ability to generate revenues for each program cycle.

Utilization Rate

The utilization rate of our advertising time slots is the total time slots sold as a percentage of total time slots available during the relevant period. In order to provide meaningful comparisons of the utilization rate of our advertising time slots, we generally normalize our time slots into 12- second units for digital frames in different airports and 30-second units for digital TV screens in airports and on airplanes, which we can then compare across network airports, airlines and periods to chart the normalized utilization rate of our network by airports and airlines and over time. The utilization rate of our advertising locations for traditional media in airports, gas stations and outdoor media is the total number of locations sold as a percentage of the total number of locations available during the relevant period. Our overall utilization rate is primarily affected by the demand for our advertising time slots and locations and our ability to increase the sales of our advertising time slots and locations, especially those advertising time slots and locations on our network airports. We plan to strengthen our sales efforts in these cities by building local sales teams to increase our direct sales of advertising time slots and locations in these cities and ultimately improve our utilization rate.

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

Revenues

We generate revenues from the sale of advertising time slots and locations on our advertising network. In the second quarter of 2009, we revised some of our existing revenue categories in order to more closely align our revenue presentation with our existing operating metrics. The “billboards on gate bridges in airports” category and part of the original “other displays” category traditionally used in our revenue presentation were combined and reclassified as one category, “traditional media in airports,” which includes revenues from all traditional forms of media in airports, such as billboards, light boxes and gate bridge advertising. The remaining part of the original “other displays” category, consisting of revenues from advertising displays on digital TV screens on airport shuttle buses and logos for various display equipment in airports, is now reclassified as the “other revenues in air travel” category. The “gas station media network” category consists of advertising platforms such as billboards and light boxes located in some Sinopec gas stations. Revenues now also include a new “other media” category, which represents primarily revenues from AM Outdoor, a company our variable interest entity, AM Advertising, acquired in January 2010 which operates unipole signs and other outdoor media across Beijing, Tianjin and the highways between several cities in Northern China. The following table sets forth the revenues generated from each of our current advertising categories, both in absolute amounts and as percentages of total revenues for the periods indicated. The reclassified revenues from 2008 are provided for purposes of year-to-year comparison.

(All amounts are in thousands of U.S. Dollars, except percentages)

	Fiscal Year Ended December31,
	2008		2009		2010
	Amount	%	Amount	%	Amount	%
Air Travel Media Network
Digital frames in airports	$45,011	35.9%	$66,255	43.4%	$113,196	47.9%
Digital TV screens in airports	47,591	37.9%	37,260	24.4%	28,905	12.2%
Digital TV screens on airplanes	19,227	15.3%	17,082	11.2%	27,564	11.7%
Traditional media in airports	6,490	5.2%	27,192	17.8%	48,418	20.5%
Other revenues in air travel	7,221	5.7%	4,639	3.1%	4,063	1.7%
Gas station Media Network	—	—	102	0.1%	3,664	1.5%
Other Media	—	—	—	—	10,650	4.5%
Total revenues	125,540	100.0%	152,530	100.0%	236,460	100.0%
Business tax and other sales tax	(6,107)	(4.9)%	(3,102)	(2.0)%	(5,955)	(2.5)%
Net revenues	$119,433	95.1%	$149,428	98.0%	$230,505	97.5%

Revenues from Air Travel Media Network

Revenues from our digital frames in airports accounted for 35.9%, 43.4% and 47.9% of our total revenues for the years ended December 31, 2008, 2009 and 2010, respectively. We started generating revenues from digital frames located in Beijing Capital International Airport in December 2007. From 2008 to 2009, we significantly expanded the number of digital frames in our network. As of December 31, 2008, we operated 2,156 digital frames in 22 airports. As of December 31, 2009, we operated a total of 3,056 digital frames in 31 airports. As of December 31, 2010, we operated 3,466 digital frames in 34 airports.

Revenues from our digital TV screens in airports accounted for 37.9%, 24.4% and 12.2% of our total revenues for the years ended December 31, 2008, 2009 and 2010, respectively. As of December 31, 2008, we operated 2,854 digital TV screens in 41 airports. As of December 31, 2009, we operated 2,231 digital TV screens in 40 airports. As of December 31, 2010, we operated 2,215 digital TV screens in 38 airports. In 2009, we replaced a number of less profitable digital TV screens in certain airports with more profitable digital frames and terminated operations of digital TV screens in certain airports in which its operations were not sufficiently profitable. The percentage decline from 2008 to 2010 was primarily attributable to the fact that our advertisers shifted their advertising budget allocations from our digital TV screens in airports to our other products.

Revenues from our digital TV screens on airplanes accounted for 15.3%, 11.2% and 11.7% of our total revenues for the years ended December 31, 2008, 2009 and 2010, respectively. Our network consisted of nine airlines as of each of December 31, 2008,  2009 and  2010. The percentage decline from 2008 to 2009 was primarily due to the increase in the size of our total revenues and the global economic downturn.

Revenues from traditional media in airports, consisting of billboards and light boxes in airports and billboards and painted advertisements on gate bridges, accounted for 5.2%, 17.8% and 20.5% of our total revenues for the years ended December 31, 2008, 2009 and 2010, respectively. The percentage increase from 2008 to 2010 was primarily due to our strategy of expanding our traditional media offerings in airports. We have offered light box displays since the commencement of our operations.

Other revenues in air travel, mainly generated from shuttle bus displays and equipment logos displayed on advertising equipment such as digital TV screens, accounted for 5.7%, 3.1% and 1.7% of our total revenues for the years ended December 31, 2008, 2009 and 2010, respectively.

Revenues from Gas Station Media Network

Our gas station media network was started during 2009, when we gained concession rights to develop and operate an outdoor advertising network in Sinopec gas stations throughout China. Revenues from our gas station media network, consisting of outdoor advertising platforms such as billboards and light boxes at Sinopec gas stations in China, accounted for 0.1% and 1.5% of our total revenues for the years ended December 31, 2009 and 2010, respectively. While our gas station network is still new and faces a number of uncertainties, we experienced steady revenue growth in 2010. We expect the growth to continue in 2011.

Revenues from Other Media

Revenues from other media were primarily revenues from AM Outdoor, a company our variable interest entity AM Advertising acquired in January 2010, which operates unipole signs and other outdoor media across Beijing , Tianjin and the highways between several cities in Northern China. Revenues from our other media accounted for 4.5% of our total revenues for the year ended December 31, 2010.

Business Tax and Other Sales Related Tax

Our PRC subsidiaries and consolidated variable interest entities are subject to PRC business tax and other sales related taxes at the rate of 8.5% on total revenues after deduction of certain costs of revenues permitted by the PRC tax laws. For purposes of calculating the amount of business and other sales tax, concession fees are permitted to be deducted from total revenues under applicable PRC tax law.

We deduct these business taxes and other sales taxes from revenues to arrive at net revenues.

Cost of Revenues

Our cost of revenues consists primarily of concession fees, agency fees and other costs, including digital frames and digital TV screen depreciation costs, operating costs and non-advertising content costs. The following table sets forth the major components of our cost of revenues, both in absolute amounts and as percentages of net revenues for the periods indicated.

(All amounts are in thousands of U.S. Dollars, except percentages)

	Fiscal Year Ended December 31,
	2008		2009		2010
	Amount	%	Amount	%	Amount	%
Net revenues	$119,433	100.0%	$149,428	100.0%	$230,505	100.0%
Cost of revenues
Concession fees	(45,704)	(38.3)%	(110,075)	(73.7)%	(134,294)	(58.3)%
Agency fees	(18,164)	(15.2)%	(21,356)	(14.2)%	(40,153)	(17.4)%
Others	(7,127)	(6.0)%	(16,110)	(10.8)%	(23,461)	(10.2)%
Total cost of revenues	$(70,995)	(59.4)%	$(147,541)	(98.7)%	$(197,908)	(85.9)%

Concession Fees

We incur concession fees to airports for placing and/or operating our digital frames, digital TV screens and other traditional media displays, to airlines for placing our programs on their digital TV screens and to gas stations for operating our traditional media displays such as light boxes and billboards. These fees constitute a significant portion of our cost of revenues and equaled approximately 38.3%, 73.7% and 58.3% of our net revenues in years ended December 31, 2008, 2009 and 2010, respectively. Most of the concession fees paid to airports and airlines are fixed under the relevant concession rights contracts with escalation clauses, which require fixed fee increases over each year of the relevant contract, and payments are usually due three or six months in advance. The concession fees paid to Sinopec are based on the actual number of developed gas stations and associated standard annual concession fees for each developed gas station. The Sinopec concession rights agreement also includes fixed minimum concession fee payments for 2009, 2010 and 2011. Concession fees as a percentage of net revenues increased significantly from 2008 to 2010 because we significantly expanded our media resources with an additional number of concession rights contracts entered into over the years and, while concession fee payments under these additional concession rights contracts began almost immediately after signing and were paid on a fixed schedule, it took a while for us to ramp up sales of advertising time slots and locations and build up revenues from these newly signed concession rights contracts. The concession fees that we incur under concession rights contracts for our digital frames and digital TV screens in airports vary depending on the airport’s passenger flow, the city where the airport is located and the profiles of air passengers. The concession fees that we incur under concession rights contracts for our programs on airlines vary depending on the number of routes and airplanes, types of aircrafts and the departure and destination cities.

Concession fees tend to increase over time as growth in passenger volume increases demand for air travel advertising among advertisers; in addition, as we plan to develop more Sinopec gas stations, such additional gas stations would lead to increase in concession fees paid to Sinopec. Our concession fees have increased significantly due to the new concession rights contracts that we have entered into during the period from 2008 to 2010, including the ones with digital frame network, traditional media in Beijing and Shenzhen airports and Sinopec gas stations. As some of our concession rights contracts are subject to renewal in the next several years, we may experience an increase in our concession fees in order to retain these concession rights contracts.

Agency Fees

We engage third-party advertising agencies to help source advertisers from time to time. These third-party advertising agencies assist us in identifying and introducing advertisers to us. In return, we pay them fees if any of these advertisers generates advertising revenues for us. Fees that we pay to these third-party agencies are calculated based on a pre-set percentage of revenues generated from the advertisers introduced to us by the third-party agencies and are paid when payments are received from the advertisers. We record these agency fees as cost of revenues ratably over the period in which the related advertisements are displayed. Agency fees were equal to 15.2%, 14.2% and 17.4% of our net revenues for the years ended December 31, 2008, 2009 and 2010, respectively. We expect to continue using these third-party advertising agencies in the near future.

Others

Our other cost of revenues represents 6.0%, 10.8% and 10.2% of our net revenues for the years ended December 31, 2008, 2009 and 2010, respectively, and includes the following:

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

  Non-advertising Content Cost. The programs on the majority of our digital TV screens combine advertising content with non-advertising content, such as weather, sports and comedy clips. Our standard programs in airports currently include 40 minutes of non-advertising content during each hour of programming and are shown for approximately 16 hours per day. The length of our in-flight programs typically ranges from approximately 45 to 60 minutes per flight, approximately 40 to 47 minutes of which consist of non-advertising content. The non- advertising program content makes air travelers more receptive to the advertisements included in our programs and ultimately make our program more effective for our advertisers. This in turn allows us to charge a higher price for each advertising time slot. We also promote the brand names of our advertisers through our program content by naming our programs after their brand names or displaying their logos on the corner of the digital TV screens during the programs. We do not produce or create any of the non-advertising content shown on our network. The non-advertising content broadcast on our network is provided by third-party content providers such as China International TV Corporation, Shanghai Media Group and various local television stations and television production companies. In November 2010, we entered into a strategic partnership with CCTV Mobile Media to operate the CCTV Air Channel to broadcast TV programs to air travelers in China. Under the arrangement, CCTV Mobile Media will be responsible for program planning, production and broadcasting. We pay a fixed price for some content. Other content is provided free to us and the provider of the content benefits by having its logo shown on the content in addition to experiencing greater exposure to a wider audience. These providers of free content receive no benefit from us and do not place advertising with us. We do not directly generate revenues from these non-exchange transactions. Some of the third-party content providers that currently do not charge us for their content may do so in the future and other third-party content providers may increase the prices for their programs over time. This may increase our cost of revenues in the future.

Operating Expenses

Our operating expenses consist of general and administrative expenses and selling and marketing expenses. The following table sets forth the two components of our operating expenses, both in absolute amount and as a percentage of net revenues for the periods indicated.

(All amounts are in thousands of U.S. Dollars, except percentages)

	Fiscal Year Ended December 31,
	2008		2009		2010
	Amount	%	Amount	%	Amount	%
Net revenues	$119,433	100.0%	$149,428	100.0%	$230,505	100.0%
Operating expenses
General and administrative expenses	(14,374)	(12.0)%	(34,936)	(23.4)%	(24,646)	(10.7)%
Selling and marketing expenses	(10,171)	(8.5)%	(13,439)	(9.0)%	(18,112)	(7.9)%
Impairment of intangible asset	--	--	--	--	(1,000)	(0.4)%
Total operating expenses	$(24,545)	(20.6)%	$(48,375)	(32.4)%	$(43,758)	(19.0)%

We expect that our operating expenses will further increase in the future as we expand our network and operations and enhance our sales and marking activities.

General and Administrative Expenses

General and administrative expenses were equal to 12.0%, 23.4% and 10.7% of our net revenues for the years ended December 31, 2008, 2009 and 2010, respectively. Our general and administrative expenses included share-based compensation expenses of $3.8 million, $4.2 million and $5.5 million in the fiscal years ended December 31, 2008, 2009 and 2010, respectively. General and administrative expenses consist primarily of office and utility expenses, salaries and benefits for general management, finance and administrative personnel, bad debt provisions, depreciation of office equipment, public relations related expenses and other administration related expenses. We expect that our general and administrative expenses will increase in the near term as we incur additional costs in connection with the expansion of our business.

Selling and Marketing Expenses

Selling and marketing expenses accounted for 8.5%, 9.0% and 7.9% of our net revenues for the years ended December 31, 2008, 2009 and 2010, respectively. Our selling and marketing expenses consist primarily of salaries and benefits for our sales and marketing personnel, office and utility expenses related to our selling and marketing activities, travel expenses incurred by our sales personnel, expenses for the promotion, advertisement and sponsorship of media events, and other sales and marketing related expenses. We expect selling and marketing expenses to increase as we invest greater resources in sales and marketing of our advertising network.

Taxation

Under the current laws of the Cayman Islands, we are not subject to tax on our income or capital gains.

We did not record any Hong Kong profits tax for the years ended December 31, 2008, 2009 and 2010 on the basis that our Hong Kong subsidiaries did not have any assessable profits arising in or derived from Hong Kong for 2008, 2009 and 2010.

On March 16, 2007, the PRC National People’s Congress passed the EIT Law, which imposes an uniform earned income tax, or EIT, rate of 25% on most domestic enterprises and foreign investment enterprises. The EIT Law became effective on January 1, 2008. Under the EIT Law, entities that qualify as HNTE are entitled to the preferential income tax rate of 15%. A company’s status as a HNTE is valid for three years, after which the company must re-apply for such qualification in order to continue to enjoy the preferential income tax rate. In addition, according to the Administrative Regulations on the Recognition of High and New Technology Enterprises, the Guidelines for Recognition of High and New Technology Enterprises and the Notice of Favorable Enterprise Income Tax Policies jointly issued by the PRC Ministry of Science and Technology, the PRC Ministry of Finance and the PRC State Administration of Taxation in April 2008, July 2008 and February 2008, respectively, “new software enterprises” can enjoy an income tax exemption for two years beginning with their first profitable year and a 50% tax reduction to a rate of 12.5% for the subsequent three years.

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

AM Technology was recognized as a HNTE under the new rules and therefore, it is entitled to enjoy a preferential EIT rate of 15%. It was also eligible for a 50% tax reduction from 2009 to 2011 under the applicable tax laws and regulations that were in effect before January 1, 2008, the date the EIT Law came into effect. As a result, AM Technology was subject to the effective tax rate of 7.5% in 2009 and 2010, and is expected to be subject to the same rate in 2011.

On April 21, 2010, the State Administration of Taxation issued the Circular “In respect of Further Clarifying the Implementation Scope of Preferential EIT Rate during Transition Periods,” which gives further guidance on the appropriate tax rate that an entity enjoys as a HNTE in addition to guidance on other preferential treatment. Uncertainties as to the interpretation of the Circular exist. While AM Technology is expected to be subject to an EIT rate of 7.5% in 2011, from 2012 onward, AM Technology may be subject to a preferential EIT at the rate of 15% as long as it maintains its status as a HNTE.

Xi’an AM was designated as a “new software enterprise” in August 2008 by the Technology Information Bureau of Shaanxi Province and has received the written notice from Xi’an local tax bureau that it will be granted a two-year exemption from EIT commencing on its first profitable year and a 50% deduction of the 25% EIT rate for the succeeding three years. As Xi’an AM first made profits in 2009, it was exempted from EIT in 2009 and 2010. Shenzhen AM received written approval from local governments in May, 2009 that granted it a two-year exemption from EIT in 2008 and 2009, and preferential EIT at the rates of 11%, 12% and 12.5% for 2010, 2011 and 2012, respectively. Hainan Jinhui is subject to EIT on the taxable income at the gradual rate, which is 18% in 2008, 20% in 2009, and 22% in 2010, and will be 24% in 2011 and 25% in 2012, respectively, according to Circular 39.

Furthermore, under the EIT Law, a “resident enterprise,” which includes an enterprise established outside of China with “de facto management bodies” located in China, are subject to PRC income tax. We do not believe we and our subsidiaries established outside of the PRC are PRC resident enterprises. However, if the PRC tax authorities subsequently determine that we and our subsidiaries established outside of China should be deemed as a resident enterprise, we and our subsidiaries established outside of China will be subject to PRC income tax at a rate of 25%. In addition, under the new PRC enterprise income tax law, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign investors who are non-resident enterprises are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. BVI, where Broad Cosmos, our wholly owned subsidiary and the 100% shareholder of Shenzhen AM, is incorporated, does not have such a tax treaty with China. Air Media (China) Limited, the 100% shareholder of AM Technology and Xi’an AM, is incorporated in Hong Kong. According to the Mainland and Hong Kong Special Administrative Region Arrangement on Avoiding Double Taxation or Evasion of Taxation on Income agreed between China and Hong Kong in August 2006, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise). However, if the Hong Kong company is not considered to be the beneficial owner of dividends paid to it by its PRC subsidiaries under a tax notice promulgated on October 27, 2009, such dividends would be subject to withholding tax at a rate of 10%. See “Item 3. Key Information — D. Risk Factors —Risks Related to our Business—Dividends payable to us by our wholly-owned operating subsidiaries may be subject to PRC withholding taxes, or we may be subject to PRC taxation on our worldwide income and dividends distributed to our investors may be subject to PRC withholding taxes under the new PRC tax law.”

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

Business combinations

Business combinations are recorded using the purchase method of accounting. On January 1, 2009, we adopted a new accounting pronouncement with prospective application which made certain changes to the previous authoritative literature on business combinations. From January 1, 2009, the assets acquired, the liabilities assumed, and any noncontrolling interest of the acquiree at the acquisition date, if any, are measured at their fair values as of that date. Goodwill is recognized and measured as the excess of the total consideration transferred plus the fair value of any noncontrolling interest of the acquiree, if any, at the acquisition date over the fair values of the identifiable net assets acquired. Previously, any non-controlling interest was reflected at historical cost. Common forms of the consideration made in acquisitions include cash and common equity instruments. Consideration transferred in a business acquisition is measured at the fair value as of the date of acquisition. For shares issued in a business combination, we have estimated the fair value as of the date of acquisition.

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

Revenue Recognition

Our revenues are derived from selling advertising time slots on our advertising networks, primarily air travel advertising network. For the years ended December 31, 2008, 2009 and 2010, the advertising revenues were generated from digital frames in airports, digital TV screens in airports, digital TV screens on airlines, traditional media in airports, gas station media network and other media.

We typically sign standard contracts with our advertising customers, who require our company to run the advertiser’s advertisements on our network in specified locations for a period of time. We recognize advertising revenues ratably over the performance period for which the advertisements are displayed, so long as collection of the fees remains probable.

We also wholesale the advertising platforms such as scrolling light boxes and billboards in the gas stations located in some major cities, except Beijing, Shanghai and Shenzhen, to advertising agents, and sign fixed fee contracts with the agents for a specified period. The revenue is recognized on a straight-line basis over the specified period.

Deferred Revenue

Prepayments from customers for advertising service are deferred and recognized as revenue when the advertising services are rendered.

Non-monetary Exchanges

We periodically exchanges advertising time slots and locations with other entities for assets or services, such as digital screen network equipment and office rental. We recognize revenues and assets/expenses of the exchanges based on the fair value of the advertising provided, which can be determined based on our historical practice of receiving cash. The amounts of revenues recognized for nonmonetary transactions were $1,049,000, $739,000 and $1,244,000 for the years ended December 31, 2008, 2009 and 2010, respectively. No direct costs are attributable to the revenues.

Concession Fees

We enter concession right agreements with vendors such as airports, airlines and a petroleum company, under which we obtain the right to use the spaces or equipment of the vendors to display the advertisements. The concession right agreements are treated as operating lease arrangements.

Fees under concession right agreements are usually due every three, six or twelve months. Payments made are recorded as current assets and current liabilities according to the respective payment terms. Most of the concession fees with airports and airlines are fixed with escalation, which means fixed increase over each year of the agreements. The total concession fee under the concession right agreements with airports and airlines is charged to the consolidated statements of operations on a straight-line basis over the agreement periods, which is generally between three and five years.

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

Agency Fees

We pay fees to advertising agencies based on certain percentage of revenues made through the advertising agencies upon receipt of payment from advertisers. The agency fees are charged to cost of revenues in the consolidated statements of operations ratably over the period in which the advertising is displayed. Prepaid and accrued agency fees are recorded as current assets and current liabilities according to relative timing of payments made and advertising service provided.

Allowance for Doubtful Accounts

We conduct credit evaluations of clients and generally do not require collateral or other security from clients. We establish an allowance for doubtful accounts based upon estimates, historical experience and other factors surrounding the credit risk of specific clients. The amount of receivables ultimately not collected by us has generally been consistent with expectations and the allowance established for doubtful accounts. If the frequency and amount of customer defaults change due to the clients' financial condition or general economic conditions, the allowance for uncollectible accounts may require adjustment. As a result, we continuously monitor outstanding receivables and adjust allowances for accounts where collection may be in doubt.

Income taxes

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits, by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws and regulations applicable to us as enacted by the relevant tax authorities.

The impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than not to be sustained upon audit by the relevant tax authorities. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, we classify the interest and penalties, if any, as a component of the income tax position.

Share-based Compensation

Share-based payment transactions with employees are measured based on the grant date fair value of the equity instrument issued, and recognized as compensation expenses over the requisite service periods based on a straight-line method, with a corresponding impact reflected in additional paid-in capital.

Share-based payment transactions with non-employees are accounted for as share based compensation expenses in accordance with the guidance regarding accounting for equity instruments that are issued to other than employees for acquiring, or in conjunction with selling, goods or services.

Our Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements, including the related notes that appear elsewhere in this annual report. Our limited operating history makes it difficult to predict our future operating results. Therefore, our historical consolidated results of operations are not necessarily indicative of our results of operations you may expect for any future period.

(All amounts in thousands of U.S. Dollars, except share, per share and per ADS data)

	Year Ended December31,
	2008	2009	2010
Consolidated Statement of Operations Data:
Revenues:
Air Travel Media Network
Digital frames in airports	$45,011	$66,255	$113,196
Digital TV screens in airports	47,591	37,260	28,905
Digital TV screens on airplanes	19,227	17,082	27,564
Traditional media in airports	6,490	27,192	48,418
Other revenues in air travel	7,221	4,639	4,063
Gas Station Media Network	—	102	3,664
Other Media	—	—	10,650
Total revenues	125,540	152,530	236,460
Business tax and other sales tax	(6,107)	(3,102)	(5,955)
Net revenues	119,433	149,428	230,505
Cost of revenues	(70,995)	(147,541)	(197,908)
Gross profit	48,438	1,887	32,597
Operating expenses:
Selling and marketing (including share-based compensation of $1,158, $1,540 and $2,424 in 2008, 2009 and 2010, respectively)	(10,171)	(13,439)	(18,112)
General and administrative (including share-based compensation of $3,805, $4,226 and $5,547 in 2008, 2009 and 2010, respectively)	(14,374)	(34,936)	(24,646)
Impairment of intangible asset	-	-	(1,000)
Total operating expenses	(24,545)	(48,375)	(43,758)
Income/(loss) from operations	23,893	(46,488)	(11,161)
Interest income	5,379	2,025	694
Gain on remeasurement of fair value of cost and equity method investments (net)	-	-	919
Other income, net	1,135	1,239	940
Income tax benefits	498	6,032	735
Net income attributable to noncontrolling interests	382	211	(2,666)
Share of (loss)/ income on equity method investments	(325)	164	290
Net income/(loss) attributable to AirMedia Group Inc.’s shareholders	$30,198	$(37,239)	$(4,917)

The following table presents selected operating data for the years ended December 31, 2008, 2009 and 2010, respectively.

	Year Ended December 31,
	2008	2009	2010
Selected Operating Data:
Digital frames in airports
Number of airports in operation	22	31	34
Number of digital frames in our network airports as of year end	2,156	3,056	3,466
Number of time slots available for sale(1)	48,570	109,455	132,340
Number of time slots sold(2)	9,559	26,983	46,887
Utilization rate(3)	19.7%	24.7%	35.4%
Average advertising revenue per time slot sold(4)	$4,709	$2,455	$2,414
Digital TV screens in airports
Number of airports in operation	41	40	38
Number of screens in our network airports as of year end	2,854	2,231	2,215
Number of time slots available for sale(5)	100,624	102,322	94,050
Number of time slots sold(2)	27,223	23,911	26,216
Utilization rate(3)	27.1%	23.4%	27.9%
Average advertising revenue per time slot sold(4)	$1,748	$1,558	$1,103
Digital TV screens on airplanes
Number of airlines in operation	9	9	9
Number of time slots available for sale(5)	1,878	1,908	1,646
Number of time slots sold(2)	962	838	1,203
Utilization rate(3)	51.2%	43.9%	73.1%
Average advertising revenue per time slot sold(4)	19,992	20,384	22,913
Traditional media in airports
Numbers of locations available for sale(6)	—	3,564	2,887
Numbers of locations sold(7)	—	1,271	1,833
Utilization rate(8)	—	35.7%	63.5%
Average advertising revenue per location(9)	$—	$21,394	$26,415

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

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Net Revenues. Our net revenues increased by 54.3% from $149.4 million in 2009 to $230.5 million in 2010. The increase was primarily due to revenue increase in all business sections. In addition, AM Outdoor, which was acquired by our variable interest entity AM Advertising in January 2010, contributed $13.9 million in 2010.

Revenues from digital frames in airports: Revenues from digital frames in airports for fiscal year 2010 increased by 70.8% from $66.3 million in 2009 to $113.2 million in 2010 due to an increase in the number of time slots sold.

We expanded our digital frame network coverage from 31 airports as of December 31, 2009 to 34 airports as of December 31, 2010. As a result, the number of digital frames advertising time slots available for sale in airports increased by 20.9% from 109,455 in 2009 to 132,340 in 2010, and the number of time slots sold increased by 73.8% from 26,983 in 2009 to 46,887 in 2010 due to continued sales efforts and growing acceptance of our digital frames by advertisers. Our utilization rate for digital frames in airports increased from 24.7% in 2009 to 35.4% in 2010 due to the increase in the number of time slots sold, which was offset by the increase in the number of time slots available for sale. The average selling price of digital frames, however, decreased by 1.7% from $2,455 in 2009 to $2,414 in 2010 due to changes in the mix of time slots sold. The number of time slots sold in the airports other than the Beijing Capital International Airport, which have significantly lower average selling price than those sold in the Beijing Capital International Airport, accounted for a higher percentage of the total number of time slots sold in 2010 than in 2009 due to sales ramp-up in other airports.

Revenues from digital TV screens in airports: Revenues from digital TV screens in airports decreased by 22.4% to $28.9 million in 2010 from $37.3 million in 2009 due to a decrease in the average selling price of digital TV screens in airports, which was partially offset by an increase in the number of time slots sold.

The number of time slots sold for 2010 increased by 9.6% to 26,216 time slots primarily due to continued sales efforts. The number of time slots available for sale for 2010 decreased by 8.1% year-over-year to 94,050 time slots in 2010 due to the termination of operation of digital TV screens in certain second-tier and third-tier airports. Utilization rate of digital TV screens in airports for fiscal year 2010 increased to 27.9% from 23.4% in 2009 primarily due to the decrease in the number of time slots available for sale and the increase in the number of time slots sold. The average selling price of digital TV screens in airports decreased by 29.2% to $1,103 in 2010 from $1,558 in 2009 primarily due to higher discounts offered in 2010.

Revenues from digital TV screens on airplanes: Revenues from digital TV screens on airplanes increased by 61.4% to $27.6 million in 2010 from $17.1 million primarily due to increases in both the number of time slots sold and the average selling price of digital TV screens on airplanes.

The number of time slots sold increased by 43.6% to 1,203 time slots in 2010 from 838 time slots in 2009 due to continued sales efforts. The number of time slots available for sale decreased by 13.7% to 1,646 time slots in 2010 from 1,908 time slots in 2009 primarily due to the termination of our operation of digital TV screens on the airplanes of China United Airlines and less advertising time on Air China’s airplanes. Utilization rate increased to 73.1% in 2010 from 43.9% in 2009 due to the increase in the number of time slots sold and the decrease in the number of time slots available for sale. The average selling price of digital TV screens on airplanes increased by 12.4% to $22,913 in 2010 from $20,384 in 2009 due to lower discounts offered and the increase in the listing prices of digital TV screens on Air China’s airplanes.

Revenues from traditional media in airports: Revenues from traditional media in airports increased by 78.1% to $48.4 million in 2010 from $27.2 million in 2009. The increase was primarily due to increases in both the number of locations sold and the average selling price of traditional media in airports.

The number of locations sold increased by 44.2% to 1,833 locations in 2010 from 1,271 in 2009. The number of locations available decreased by 19.0% to 2,887 locations in 2010 from 3,564 in 2009 because AirMedia terminated the operation of certain unprofitable traditional media in Beijing Capital International Airport as well as billboards and painted advertisements on gate bridges in certain airports in the first quarter of 2010. The utilization rate of traditional media increased to 63.5% in 2010 from 35.7% in 2009 mainly due to the increase in the number of locations sold and the decrease in the number of locations available for sale. The average selling price of traditional media in airports increased by 23.5% to $26,415 in 2010 from $21,394 due to lower discounts offered in 2010 than in 2009 and more locations with higher listing prices sold in 2010 than in 2009.

Revenues from the gas station media network: Revenues from the gas station media network increased by 3,492.2% to $3.7 million. The increase was primarily due to the growing acceptance of our gas station media network by our advertisers and our continued sales efforts.

Revenues from other media: Revenues from other media were primarily revenues from AM Outdoor which was acquired by our variable interest entity, AM Advertising, in January 2010. Revenues from other media for fiscal year 2010 were $10.7 million.

Cost of Revenues. Our cost of revenues increased by 34.1% from $147.5 million in 2009 to $197.9 million in 2010. The increase was primarily due to the increases in concession fees and other components of cost of revenues. Our cost of revenues as a percentage of our total net revenues decreased from 98.7% in 2009 to 85.9% in 2010. Concession fees increased 22.0% from $110.1 million in 2009 to $134.3 million in 2010 due to additional new concession contracts signed in 2010. Concession fees as a percentage of net revenues decreased from 73.7% in 2009 to 58.3% in 2010 primarily due to the fact that revenues continued to ramp up while incremental concession fees grew at a slower pace than revenue growth.

Operating Expenses. Our operating expenses decreased by 9.5% from $48.4 million in 2009 to $43.8 million in 2010. Our total operating expenses in 2009 included share-based compensation expenses of $5.8 million while our total operating expenses in 2010 included share-based compensation expenses of $8.0 million.

  Selling and Marketing Expenses. Our selling and marketing expenses increased by 34.8% from $13.4 million (including $1.5 million of share-based compensation expenses) in 2009 to $18.1 million in 2010 (including $2.4 million of share-based compensation expenses). This increase was primarily due to higher expenses related to expansion of the direct sales force, increased share-based compensation expenses and higher expenses related to the expansion of the gas station media network.

  General and Administrative Expenses. Our general and administrative expenses decreased by 29.5% from $34.9 million (including $4.2 million of share-based compensation expenses) in 2009 to $24.6 million (including $5.5 million of share-based compensation expenses) in 2010, primarily due to lower bad-debt provisions in fiscal year 2010 than in fiscal year 2009. We recorded a $2.2 million bad-debt provision in 2010 as compared to $13.6 million in 2009. In response to significant budget cuts by multinational corporation advertisers in 2009, we provided services to some new, smaller domestic advertising agencies in 2009, which resulted in significant increase in our doubtful accounts.

Loss from Operations. We recorded a net loss from operations of $11.2 million in 2010, as compared to a net loss from operations of $46.5 million in 2009 as a cumulative result of the above factors. Excluding non-cash share-based compensation expenses and amortization of acquired amortization of acquired intangible assets, our net income from operations was $559,000 in 2010.

Income Taxes. We recorded $735,000 of income tax benefits in 2010 as compared to income tax benefits of $6.0 million in 2009. We had $6.0 million of tax benefit in 2009 largely resulting from net operating losses incurred in 2009. Since some of our subsidiaries started to become profitable from the second half of 2010, some of net operating losses were utilized, which resulted that less deferred tax assets were recognized at December 31, 2010 and led to the decrease of income tax benefits in 2010. Our effective income tax rate decreased to 8.5% in 2010 from 14% in 2009.

Net Income/(Loss) Attributable to Noncontrolling Interests. We recorded $2.7 million in net loss attributable to noncontrolling interests in 2010, as compared to $211,000 in net income attributable to noncontrolling interests in 2009. The non-controlling interest primarily refers to other shareholders’ minority equity interests in Flying Dragon, Beijing AirMedia Jinshi Advertising Co., Ltd., and Dongding, each majority owned by a variable interest entity.

Net Income/(Loss) Attributable to AirMedia’s Shareholders. As a result of the foregoing, we had net loss attributable to our shareholders of $4.9 million in 2010, as compared to $37.2 million in 2009.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Net Revenues. Our net revenues increased by 25.1% from $119.4 million in 2008 to $149.4 million in 2009. The increase was primarily due to (1) a significant increase in revenues generated from the sale of advertising time slots of our digital frames in airports from $45.0 million in 2008 to $66.3 million in 2009 and (2) a significant increase in revenues generated from the sale of traditional media in airports from $6.5 million in 2008 to $27.2 million in 2009. These increases were partially offset by (1) a decrease in revenues generated from the sale of our digital TV screens in airports from $47.6 million in 2008 to $37.3 million in 2009 and (2) a decrease in revenues generated from the sale of the digital TV screens on airplanes from $19.2 million in 2008 to $17.1 million in 2009.

The increases in revenues generated from sale of our digital frames and sale of traditional media in airports were due in large part to (1) the expansion of our digital frames network, (2) the increase in time slots sold for digital frames in airports, partly offset by the decrease in average selling prices per time slot sold and (3) commencement of traditional media offerings in various airports during 2009. We expanded our digital frame network coverage from 22 airports as of December 31, 2008 to 31 airports as of December 31, 2009. As a result, the number of digital frames advertising time slots available for sale in airports increased by 125.4% from 48,570 in 2008 to 109,455 in 2009, and the number of time slots sold increased by 182.3% from 9,559 in 2008 to 26,983 in 2009 due to continued sales efforts and growing acceptance of our digital frames by advertisers. Our utilization rate for digital frames in airports increased from 19.7% in 2008 to 24.7% in 2009. The average selling price of digital frames, however, decreased by 47.9% from $4,709 in 2008 to $2,455 in 2009 due to changes in the mix of time slots sold as well as higher discounts offered in 2009 than in 2008. Beijing Capital International Airport, which has significantly higher average selling price of digital frames than other airports, accounted for a lower percentage of the total number of time slots sold in 2009 than in 2008. In 2009, our traditional media offering expanded significantly with 3,564 locations available in 2009, as the traditional media in Beijing and Shenzhen airports commenced operations in April 2009, and the traditional media in Wenzhou airport operated for the full year 2009.

The decreases in revenues generated from the sale of advertising time slots of our digital TV screens in airports and on airplanes were due in large part to (1) the decreases in time slots sold for digital TV screens in airports and on airplanes and (2) the decrease in average selling price per slot of digital TV screens in airports due to higher discounts offered during the year. The number of time slots sold for digital TV screens in airports decreased by 12.2% from 27,223 in 2008 to 23,911 in 2009 and for digital TV screens on airlines, decreased by 12.9% from 962 in 2008 to 838 in 2009. These decreases are primarily due to the advertisers shifting their budget allocations from our digital TV screens to our other products, particularly digital frames in airports. Primarily due to the decrease in number of time slots sold, our utilization rate decreased from 27.1% in 2008 to 23.4% in 2009 for digital TV screens in airports, and from 51.2% in 2008 to 43.9% in 2009 for digital TV screens on airplanes. Average selling price per time slot sold for digital TV screens in our network airports decreased by 10.9% from $1,748 in 2008 to $1,558 in 2009. The decrease was primarily due to higher discounts offered in 2009. For digital TV screens on airplanes, the average selling price per time slot sold increased by 2.0% from $19,992 in 2008 to $20,384 in 2009 primarily due to the changes in the mix of time slots sold as larger airlines, which have higher selling price per time slot, took up a slightly larger percentage of our sales in 2009 than in 2008.

Cost of Revenues. Our cost of revenues increased by 107.8% from $71.0 million in 2008 to $147.5 million in 2009. The increase was primarily due to the increases in concession fees and other components of cost of revenues. Our cost of revenues as a percentage of our total net revenues increased from 59.4% in 2008 to 98.7% in 2009. Concession fees increased 140.8% from $45.7 million in 2008 to $110.1 million due to additional new concession contracts signed in 2009. Concession fees as a percentage of net revenues increased from 38.3% in 2008 to 73.7% in 2009 because concession fees were fixed once concession rights contracts were entered into while newly signed concession rights contracts generally take some time before generating significant amounts of revenues.

Operating Expenses. Our operating expenses increased by 97.1% from $24.5 million in 2008 to $48.4 million in 2009. Our total operating expenses in 2008 included share-based compensation expenses of $5.0 million while our total operating expenses in 2009 included share-based compensation expenses of $5.8 million.

  Selling and Marketing Expenses. Our selling and marketing expenses increased by 32.1% from $10.2 million in 2008 to $13.4 million in 2009. This increase was primarily due to the expansion of the direct sales force and increased share-based compensation expenses.

  General and Administrative Expenses. Our general and administrative expenses increased by 143.0% from $14.4 million in 2008 to $34.9 million in 2009, primarily due to higher bad-debt provisions, increased amortization of acquired intangible assets, headcount increase, increased expenses of office and utilities, and increased share-based compensation expenses. We recorded a $13.6 million bad-debt provision in 2009, compared with $1.0 million in 2008. In response to significant budget cuts by multinational corporation advertisers in 2009, we provided services to some new, smaller domestic advertising agencies and domestic as in 2009, which resulted in significant increase in our doubtful accounts.

Income/(Loss) from Operations. We recorded a loss from operations of $46.5 million in 2009, as compared to $23.9 million of income from operations in 2008 as a cumulative result of the above factors.

Income Taxes. We recorded $6.0 million of income tax benefits in 2009 compared to income tax benefits of $498,000 in 2008. This is primarily due to the preferential PRC enterprise income tax treatments enjoyed by our PRC subsidiaries. Our effective income tax rate significantly increased to 14% in 2009 from (1.6)% in 2008 as a result of three major drivers.

Firstly, various preferential tax treatments of our PRC entities are being reduced over time. AM Technology has qualified as a HNTE and is registered and operates in the Beijing New Technology Industry Development Zone. As a result, it was entitled to a three-year exemption from EIT from 2006 to 2008 and a preferential EIT at the rate of 7.5% in 2009 and 2010. AM Technology is expected to continue to be subject to an EIT rate of 7.5% in 2011, but may be subject to a preferential EIT of 15% thereafter as long as it maintains its status as a HNTE. Xi’an AM was designated as a “software enterprise” in August 2008 by the Technology Information Bureau of Shaanxi Province and has received the written notice from Xi’an local tax bureau that it will be granted a two-year exemption from EIT commencing on its first profitable year and a 50% deduction of the 25% EIT rate for the succeeding three years. Shenzhen AM received written approval from local governments in May 2009 that granted it a two-year exemption from EIT in 2008 and 2009, and preferential EIT at the rates of 11%, 12% and 12.5% for 2010, 2011 and 2012, respectively. Hainan Jinhui is subject to EIT on the taxable income at the gradual rate, which is 18% in 2008 and 20% in 2009, and will be 22% in 2010, 24% in 2011, 25% in 2012 according to Circular 39.

Secondly, a greater part of our net income/(loss) was in the entities subject to the full 25% income tax rate in 2009.

Finally, we did not fully recognize the tax benefits of our operating losses in 2009 because we recognized $4.7 million of valuation allowance in 2009 against the deferred tax assets based our estimates of the future taxable income of relevant entities in the next five years.

Net Income/(Loss) of Equity Method Investments. We recorded $164,000 in net income of equity method investments in 2009, as compared to $325,000 in net loss of equity method investments in 2008. For most of 2008, we held a 51% equity interest in Beijing Aiyike Information Technology Ltd., or Beijing Aiyike, which was 49% owned by various minority equity owners that had substantive participating rights in making major operating decisions for Beijing Aiyike. Thus our 51% equity interest in Beijing Aiyike was accounted for under the equity method of accounting. We sold our equity interest in Beijing Aiyike in November 2008 to a third party and recorded a net loss of equity accounting investment for the year 2008. During 2009, our 49% holdings in BEMC, our joint venture with China Eastern Media Corporation, Ltd., generated more income during the year, resulting in net income of equity accounting investment for 2009.

Net Income Attributable to Noncontrolling Interests. We recorded $211,000 in net income attributable to noncontrolling interests in 2009, as compared to $382,000 in 2008. The non-controlling interest primarily refers to other shareholders’ minority equity interests in Flying Dragon and Beijing AirMedia Jinshi Advertising Co., Ltd., each majority owned by a variable interest entity.

Net Income/(Loss) Attributable to Shareholders. As a result of the foregoing, we had net loss attributable to our shareholders of $37.2 million in 2009, as compared to our net income of $30.2 million in 2008.

Share-based Compensation

On July 2, 2007, our Board of Directors adopted the 2007 share incentive plan (the “2007 Option Plan”) , which allows the Company to grant options to its employees and directors to purchase up to 12,000,000 ordinary shares of the Company subject to vesting requirement. On December 29, 2008, our Board of Directors amended 2007 Option Plan to allow the Company to grant options to its employees and directors to purchase up to 17,000,000 ordinary shares. On July 2, 2007, we awarded options to our four senior executives (the “Senior Executive Options”) and certain other officers and employees (the “Employee Options”) to purchase an aggregate of 4,600,000 and 3,125,000 ordinary shares, respectively, with a contractual term of 10 years, at an exercise price of $2.00 per share. One twelfth of the Senior Executive Options vests each quarter until July 2, 2010.

On July 20, 2007, our Board of Directors decided to remove the vesting clause that the vesting of the Employee Options is subject to management’s determination on whether the grantee passes the evaluation of the performance of each vesting period. After this modification, the vesting of these Employee Options is only subject to continuing services and one twelfth of the Employee Options vested each quarter until July 20, 2010. As a result, July 20, 2007 was treated as the grant date of these Employee Options.

On July 20, 2007, our Board of Directors also granted options to certain consultants (the “Consultant Options”) to purchase an aggregate of 340,000 ordinary shares of the Company at an exercise price of $2.00 per share. The term of these options is 10 years. The Consultant Options have the same vesting schedule with the Employee Options.

On November 29, 2007, our Board of Directors granted options to our non-employee directors (the “November 2007 Options”), employees and consultants to purchase an aggregate of 2,330,000 ordinary shares of the Company, at an exercise price of $8.50 per share. The term of these options is 5 years. One twelfth of the November 2007 Options vested each quarter until November 29, 2010.

On December 10, 2008, our Board of Directors voted to adjust the exercise price of the November 2007 Options from $8.50 per share to $2.98 per share. The fair value of the options on December 10, 2008, the modification date, was $1.38 per option calculated using the Black-Scholes model based on the closing market price of our ordinary shares on that date. The incremental compensation cost of the re-priced options was $1,727, with a total of $626 recognized as compensation cost during 2008, and $1,101 recognized as expense over the remaining vesting period.

On July 10, 2009, our Board of Directors granted options to our non-employee directors, employees and consultants (the “2009 Options”) to purchase an aggregate of 5,434,500 ordinary shares of the Company, at an exercise price of $2.69 per share. The term of these options is of 5 years. One twelfth of the Options will vest each quarter until July 10, 2012.

On June 30, 2010, our Board of Directors voted to adjust the exercise price of the stock options which were granted on July 2, 2007, July 20, 2007, November 29, 2007 and July 10, 2009 from $2.00, $2.00, $2.98 and $2.69 per share, respectively, to $1.57 per share. The fair value of the options on June 30, 2010, the modification date, was $0.47, $0.47, $0.51, $0.70 per option, respectively, calculated using the Black-Scholes model based on the closing market price of our ordinary shares on that date. The incremental compensation cost of the re-priced options was $2,666, with a total of $2,018 recognized as compensation cost during 2010, and $648 to be recognized as expense over the remaining vesting period.

The fair value of each option granted was estimated on the date of grant/modification using the Black-Scholes option pricing model.

We recorded share-based compensation of $5.0 million, $5.8 million and $8.0 million for the years ended December 31, 2008, 2009 and 2010, respectively.

Inflation

In recent years, China has not experienced significant inflation, and thus historically inflation has not had a significant effect on our business. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in China was 5.9%, -0.7% and 3.3% in the years 2008, 2009 and 2010, respectively.

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

B. Liquidity and Capital Resources

To date, we have financed our operations primarily through internally generated cash, the sale of preferred shares in private placements and the proceeds we received from our initial public offering. As of December 31, 2010, we had approximately $106.5 million in cash. We generally deposit our excess cash in interest bearing bank accounts. Although we consolidate the results of our variable interest entities in our consolidated financial statements, we can only receive cash payments from them pursuant to our contractual arrangements with them and their shareholders. See Item 4, “Information on the Company — C. Organizational Structure.” Our accounts receivable as of December 31, 2010 included $32.6 million billed receivable and $29.9 million unbilled receivable. Unbilled receivable represents amounts earned under advertising contracts in progress but not billed as of December 31, 2010. We intend to maintain our current policies for collections of accounts receivable, which typically provide a credit period no longer than 120 days following the advertisement is displayed, and expect our accounts receivable to increase as a result of the increase in our advertising service revenues.

Our principal uses of cash primarily include capital expenditures, contractual concession fees, business acquisitions and other investments and, to a lesser extent, salaries and benefits for our employees and other operating expenses. We expect that these will remain our principal uses of cash in the foreseeable future. We may also use additional cash to fund strategic acquisitions.

Cash Flow

The following table shows our cash flows with respect to operating activities, investing activities and financing activities for the years ended December 31, 2008, 2009 and 2010:

(In thousands of U.S. Dollars)

	Year Ended December31,
	2008	2009	2010
Net cash provided by operating activities	$3,586	$8,858	$10,626
Net cash used in investing activities	(56,692)	(42,644)	(30,368)
Net cash provided by (used in) financing activities	789	(3,913)	72
Effect of exchange rate changes	2,936	(81)	2,421
Net decrease in cash	(49,381)	(37,780)	(19,670)
Cash at the beginning of the period	210,915	161,534	123,754
Cash at the end of the period	161,534	123,754	106,505

Operating Activities

Net cash provided by operating activities was $10.6 million for the year ended December 31, 2010. This was primarily attributable to (1) certain non-cash expenses that did not result in cash outflow, principally depreciation and amortization of $23.5 million, allowance for doubtful accounts of $2.2 million and share-based compensation of $8.0 million, (2) a decrease of $21.1 million in accounts receivable, and (3) a decrease of $3.9 million in prepaid concession fees under our concession rights contracts with the airports and airlines.

Net cash provided by operating activities was $8.9 million for the year ended December 31, 2009. This was primarily attributable to (1) certain non-cash expenses that did not result in cash outflow, principally depreciation and amortization of $16.5 million, allowance for doubtful accounts of $13.6 million and share-based compensation of $5.8 million, (2) a decrease of $17.2 million in prepaid concession fees under our concession rights contracts with the airports and airlines, (3) an increase of $14.2 million in accounts payable primarily consisting of the concession fees payable under our concession rights contracts due to the expansion of our network coverage and increased number of concession rights contracts, and (4) an increase of $6.5 million in deferred revenue primarily due to the strengthening of controls for advances received before offering advertisements to our new and renewal advertisers. The foregoing was partly offset by (1) a net loss of $37.0 million, (2) an increase of $18.2 million in accounts receivable from our advertisers due to our increased sales, and (3) an increase of $7.0 million in deferred tax assets (liabilities), net, which negatively affected operating cash flow.

Net cash provided by operating activities was $3.6 million for the year ended December 31, 2008. This was primarily attributable to (1) our net income of $30.6 million from the operation of our advertising networks and (2) an increase of $10.6 million in accounts payable primarily consisting of the concession fees payable under our concession rights contracts for our digital frames, digital TV screens or programs due to the expansion of our network coverage and increased number of concession rights contracts. The foregoing was partly offset by (1) an increase of $24.4 million in accounts receivable from our advertisers due to our increased sales, (2) an increase of $15.9 million in prepaid concession fees under our concession rights contracts with the airports and airlines, and (3) an increase of $8.9 million in long-term deposits primarily as security for office rental deposits.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2010 amounted to $30.4 million, mainly as a result of (1) $17.2 million for business acquisition, (2) $5.3 million for investment restricted cash, and (3) our purchase of equipment and gas station construction for $8.9 million.

Net cash used in investing activities for the year ended December 31, 2009 amounted to $42.6 million, mainly as a result of (1) our purchases of equipment, primarily digital frames and digital TV screens for $28.7 million, (2) $6.2 million for business acquisition and purchase of intangible assets, (3) $5.6 million for loan to AM Outdoor, a company our variable interest entity AM Advertising acquired in the first quarter of 2010 and (4) $1.4 million for investment restricted cash, which are payment deposits to banks as a condition for helping us guarantee our performance of maintenance tasks as required under our concession rights agreements with certain airports.

Net cash used in investing activities for the year ended December 31, 2008 amounted to $56.7 million, mainly as a result of (1) our purchases of equipment, primarily digital frames and digital TV screens for $50.4 million, and (2) $6.3 million for the advance payment of contingent considerations in connection with our acquisition of the airport gate bridge advertising business.

Financing Activities

Net cash provided by financing activities amounted to $72,000 for the year ended December 31, 2010, as a result of $1.1 million for dividend payment to former shareholder of AM Outdoor, which was offset by $1.2 million in proceeds from stock option exercise.

Net cash used in financing activities amounted to $3.9 million for the year ended December 31, 2009, as a result of (1) $7.4 million for share repurchases, offset by (1) $2.2 million in proceeds from capital contribution from noncontrolling interests in the incorporation of Beijing AirMedia Jinshi Advertising Co., Ltd. and (2) $1.3 million in proceeds from stock option exercise.

Net cash provided by financing activities amounted to $789,000 for the year ended December 31, 2008, as a result of the proceeds from stock option exercises.

Capital Expenditures

Our capital expenditures were made primarily to purchase digital TV screens, digital frames and associated equipment for our network, including network construction for our gas station media network. We also exchange advertising time slots with other entities for digital TV screens, other equipment and office rental through barter transactions mainly during 2008.

Our capital expenditures were $28.7 million and $8.9 million in 2009 and 2010, respectively. We expect to incur capital expenditures of approximately $15.0 million in 2011 primarily to construct in our gas station media network and to purchase additional digital frames and install more light boxes and billboards.

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

Recently Issued Accounting Standards

In October 2009, the FASB issued an authoritative pronouncement regarding revenue arrangements with multiple deliverables. This pronouncement was issued in response to practice concerns related to accounting for revenue arrangements with multiple deliverables under the existing pronouncement. Although the new pronouncement retains the criteria from the existing pronouncement for when delivered items in a multiple-deliverable arrangement should be considered separate units of accounting, it removes the separation criterion under the existing pronouncement that objective and reliable evidence of the fair value of any undelivered items must exist for the delivered items to be considered a separate unit or separate units of accounting. The new pronouncement is effective for fiscal years beginning on or after June 15, 2010. Entities can elect to apply this pronouncement prospectively to new or materially modified arrangements after the pronouncement's effective date or retrospectively for all periods presented. Early application is permitted; however, if the entity elects prospective application and early adopts this pronouncement after its first interim reporting period, it must also retrospectively apply this pronouncement as of the beginning of that fiscal year and disclose the effect of the retrospective adjustments on the prior interim periods' revenue, income before taxes, net income, and net income/(loss) per share. The Group is in the process of evaluating the effect of adoption of this pronouncement.

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

In April 2010, FASB issued an authoritative pronouncement regarding the effect of denominating the exercise price of a share-based payment award in the currency of the market in which the underlying equity securities trades and that currency is different from (1) entity's functional currency, (2) functional currency of the foreign operation for which the employee provides services, and (3) payroll currency of the employee. The guidance clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity's equity securities trades should be considered an equity award assuming all other criteria for equity classification are met. The pronouncement will be effective for interim and annual periods beginning on or after December 15, 2010, and will be applied prospectively. Affected entities will be required to record a cumulative catch-up adjustment for all awards outstanding as of the beginning of the annual period in which the guidance is adopted. The Group is in the process of evaluating the effect of adoption of this pronouncement.

In December 2010, the FASB issued an authoritative pronouncement on when to perform Step 2 of the goodwill impairment test for reporting units with zero or negative carrying amounts. The amendments in this update modify Step 1 so that for those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with existing guidance, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. For public entities, the guidance is effective for impairment tests performed during entities' fiscal years (and interim periods within those years) that begin after December 15, 2010. Early adoption will not be permitted. For nonpublic entities, the guidance is effective for impairment tests performed during entities' fiscal years (and interim periods within those years) that begin after December 15, 2011. Early application for nonpublic entities is permitted; nonpublic entities that elect early application will use the same effective date as that for public entities. The Company does not expect the adoption of this pronouncement to have a significant impact on its financial condition or results of operations

In December 2010, the FASB issued an authoritative pronouncement on disclosure of supplementary pro forma information for business combinations. The objective of this guidance is to address diversity in practice regarding the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. The amendments in this update specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable t the business combination included in the reported pro forma revenue and earnings. The amendments affect any public entity as defined by Topic 805 that enters into business combinations that are material on an individual or aggregate basis. The amendments will be effective for business combinations consummated in periods beginning after December 15, 2010, and should be applied prospectively as of the date of adoption. Early adoption is permitted. The Company does not expect the adoption of this pronouncement to have a significant impact on its financial condition or results of operations.

C. Research and Development, Patents and Licenses, Etc.

None.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

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

F. Tabular Disclosure of Contractual Obligations

We have entered into operating lease agreements primarily for our office spaces in China. These leases expire through 2015 and are renewable upon negotiation. In addition, the contract terms of our concession rights contracts are usually three to five years. Most of these concession rights expire through 2015 and are renewable upon negotiation. The following table sets forth our contractual obligations and commercial commitments as of December 31, 2010:

	Payments Due by Period
						2016 and
	Total	2011	2012-2013	2014-2015		thereafter
		(in thousands of U.S. Dollars)
Operating lease agreements	$2,664	$1,807	$690	$167	$	_
Concession rights contracts	467,117	156,669	175,649	94,262		40,537

Purchase obligations	6,780	6,715	—	15		50
Total	$476,561	$165,191	$176,339	$94,444		$40,587

Other long-term liabilities, such as non-current deferred tax liabilities, have been excluded from the above table due to the uncertainty of the timing of payments.

G. Safe Harbor

See the section headed “Forward-Looking Information.”

ITEM 6.               DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information regarding our directors and executive officers as of May 3, 2011.

NAME	AGE	POSITION
Herman Man Guo	48	Chairman and Chief Executive Officer
James Zhonghua Feng	40	Chief Operating Officer
Ping Sun	45	Chief Financial Officer
Qing Xu	50	Director and Executive President
Shichong Shan	80	Independent Director
Donglin Xia	50	Independent Director
Junjie Ding	47	Independent Director
Songzuo Xiang	46	Independent Director
Wei He	36	Chief Public Relations Officer

Mr. Herman Man Guo is our founder and has served as the chairman of our board of directors and our chief executive officer since our company’s inception. He was the general manager of Beijing Sunshine Media Co., Ltd. from 1997 to 2004. From 1991 to 1996, Mr. Guo served as the deputy general manager of Beijing Trade & Technology Development Company. Prior to that, he worked in China Civil Aviation Development Service Company from 1988 to 1990. Mr. Guo received his bachelor’s degree in applied mathematics from People’s Liberation Army Information Engineering University in China in 1983 and an Executive MBA degree from Peking University in China in 2011.

Mr. James Zhonghua Feng has served as our chief operating officer since October 2005. Before joining us in 2005, he served as the general manager of New Chang’an Media Advertising Company from 2004 to 2005. From 2002 to 2004, Mr. Feng served as the deputy general manager of Beijing Tianzhi Creative Advertising Company. Prior to that, he was the general manager of the Beijing and Shanghai branches of Shenzhen Nantong Umbrella Industry Group Co., Ltd. Mr. Feng received his bachelor’s degree in Chinese literature from Sichuan Normal University in China in 1993 and an Executive MBA degree from Peking University in China in 2009.

Ms. Ping Sun has served as the chief financial officer since February 1, 2011. Prior to joining our company, Ms. Sun founded Orilily LLC, an e-commerce company, and served as its managing director from January 2007 to January 2011. Prior to that, Ms. Sun was a finance director of Kodak (China) Investment Company Limited for Digital Capture & Home Printing, Greater Asia Region from January 2005 to December 2006. Prior to that, Ms. Sun worked in the United States as a financial reporting director and financial analyst of Eastman Kodak Company from 1999 to 2004. Ms. Sun also worked at various positions at China National Machine Tool Corporation from 1992 to 1997. Ms. Sun received an MBA from University of Rochester in New York and a Bachelor of Engineering from Tsinghua University in Beijing, China.

Mr. Qing Xu has served as our director since October 2005 and as our executive president since June 2010. From 2003 to 2005, Mr. Xu served as a vice president of Zhongyuan Guoxin Investment Guarantee Co., Ltd. Prior to that, he served as a department director of China Haohua Group Co., Ltd. from 1997 to 2003 and as a department manager of Beijing Trade & Technology Development Company from 1991 to 1997. Mr. Xu was a secretary at the PRC State Council Secretary Bureau from 1984 to 1991. Mr. Xu received his associate’s degree in business and economics management from Beijing Normal University in 1996.

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

Dr. Songzuo Xiang has served as our independent director since November 2008. He currently serves on the board of China Digital TV Co. Ltd., a NYSE-listed company providing conditional access systems to China’s digital television market. Dr. Songzuo Xiang previously served as the Deputy Director of the Fund Planning Department at the People’s Bank of China Shenzhen Branch and was an investment manager at Shenzhen Resources & Property Development Group. He was a visiting scholar at Columbia University from May 1999 to July 2000 and at Cambridge University from October 1998 to May 1999. Dr. Xiang received his bachelor’s degree in engineering in Huazhong University of Science and Technology in 1986, his master’s degree in international affairs from Columbia University in 1999, his master’s degree in management science in 1993 and his Ph.D. degree in economics in 1993 from Renmin University in China.

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

No family relationship exists between any of our directors and executive officers. There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person referred to above was selected as a director or member of senior management.

Employment Agreements

We have entered into employment agreements with all of our senior executive officers, namely Herman Man Guo, Ping Sun and James Zhonghua Feng. Under these employment agreements, each of our executive officers is employed for a specified time period, subject to automatic extension unless either we or the executive officer gives a one-month prior notice to terminate such employment. We have also entered into employment agreements with our other executive officers, including Wei He. Each of the contract terms was a period of two or three years. We may terminate the employment for causes, at any time, without notice or remuneration, for certain acts of the employee, including but not limited to a conviction or plea of guilty to certain crimes, negligence or dishonesty to our detriment and failure to perform the agreed-to duties after a reasonable opportunity to cure the failure. An executive officer may terminate his employment at any time without notice or penalty if there is a material reduction in his authority, duties and responsibilities or if there is a material reduction in his annual salary before the next annual salary review. Furthermore, either we or an executive officer may terminate the employment at any time without cause upon advance written notice to the other party. These agreements do not provide for any special termination benefits, nor do we have other arrangements with these executive officers for special termination benefits.

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

B. Compensation

In 2010, the aggregate cash compensation to our executive officers was approximately $598,000 and the aggregate cash compensation to our non-executive directors was approximately $86,000. Our PRC subsidiaries and consolidated variable interest entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits. Other than the above-mentioned pension insurance mandated by applicable PRC law, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company except as required under applicable PRC law.

Share Options

In July 2007, we adopted the 2007 Share Incentive Plan to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. In December 2009, we amended the 2007 Share Incentive Plan by increasing the maximum aggregate number of shares issuable under the plan. As of the date of this annual report, our board of directors has authorized the issuance of up to 17,000,000 ordinary shares upon the exercise of awards granted under our plan. As of December 31, 2010, options to purchase a total of 15,829,500 of our ordinary shares have been granted and 13,740,480 options were outstanding. These options will vest on a straight-line basis over a three-year period, with one-twelfth of the options vesting each quarter from the date of grant.

The following table summarizes, as of December 31, 2010, the outstanding options granted to our executive officers, directors and to other individuals as a group under our 2007 Share Incentive Plan, as amended.

	Ordinary
	Shares	Exercise
	Underlying	Price
Name	Options	(US$/Share)	Date of Grant	Expiration Date
Herman Man Guo	2,000,000	1.57(1)	July 2, 2007	July 2, 2017
Qing Xu	*	2.30	March 22, 2011	March 22, 2021
Ping Sun	*	2.30	March 22, 2011	March 22, 2021
Shichong Shan	*	1.57 (1)	July 20, 2007	July 20, 2017
Donglin Xia	*	1.57(1)	November 29, 2007	November 29, 2012
Junjie Ding	*	1.57(1)	July 10, 2009	July 10, 2014
Songzuo Xiang	*	1.57(1)	July 10, 2009	July 10, 2014
James Zhonghua Feng	625,514	1.57(1)	July 2, 2007	July 2, 2017
	150,000	1.57(1)	July 20, 2007	July 20, 2017
	110,000	1.57(1)	November 29, 2007	November 29, 2012
	840,000	1.57(1)	July 10, 2009	July 10, 2014
Wei He	*	1.57(1)	July 20, 2007	July 20, 2017
	*	1.57(1)	July 10, 2009	July 10, 2014
	*	2.30	March 22, 2011	March 22, 2016
Other individuals as a group	3,720,484	1.57 (1)	July 20, 2007	July 20, 2017
Other individuals as a group	2,128,002	1.57 (1)	November 29, 2007	November 29, 2012
Other individuals as a group	4,393,500	1.57 (1)	July 10, 2009	July 10, 2014
Other individuals as a group	140,000	2.30	March 22, 2011	March 22, 2021
Other individuals as a group	600,000	2.30	March 22, 2011	March 22, 2016

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

Award Agreements. Options and stock purchase rights granted under our plan are evidenced by a stock option agreement or a stock purchase right agreement, as applicable, that sets forth the terms, conditions and limitations for each grant. In addition, the stock option agreement and the stock purchase right agreement also provide that securities granted are subject to a 180-day lock-up period following the effective date of a registration statement filed by us under the Securities Act, if so requested by us or any representative of the underwriters in connection with any registration of the offering of any of our securities.

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

Exercise Price and Terms of the Options. The exercise price per share subject to an option may be amended or adjusted in the absolute discretion of the compensation committee, the determination of which shall be final, binding and conclusive. To the extent not prohibited by applicable laws or exchange rules, a repricing of options mentioned in the preceding sentence shall be effective without the approval of our shareholders or the approval of the optionees. Notwithstanding the foregoing, the exercise price per share subject to an option shall not be increased without the approval of the affected optionees. If we grant an option to an individual who, at the date of grant, possesses more than ten percent of the total combined voting power of all classes of our shares, the exercise price cannot be less than 110% of the fair market value of our ordinary shares on the date of that grant. The compensation committee shall determine the time or times at which an option may be exercised in whole or in part, including exercise prior to vesting, and shall determine any conditions, if any, that must be satisfied before all or part of an option may be exercised. The term of each option grant shall be stated in the stock option agreement, provided that the term shall not exceed 10 years from the date of the grant.

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

C. Board Practices

Our board of directors currently consists of six directors. A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

Board Committees

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

Audit Committee. Our audit committee consists of Messrs. Songzuo Xiang, Shichong Shan and Donglin Xia. Our board of directors has determined that Messrs. Songzuo Xiang, Shichong Shan and Donglin Xia satisfy the “independence” requirements of Rule 10A-3 under the Securities Exchange Act, as amended, or the Exchange Act, and the rules and regulations of the NASDAQ Stock Market LLC. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

  selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

  reviewing with the independent auditors any audit problems or difficulties and management’s response;

  reviewing and approving all proposed related-party transactions on an ongoing basis;

  discussing the annual audited financial statements with management and the independent auditors;

  reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

  annually reviewing and reassessing the adequacy of our audit committee charter;

  other matters specifically delegated to our audit committee by our board of directors from time to time;

  meeting separately and periodically with management and the independent auditors; and

  reporting regularly to the full board of directors.

Compensation Committee. Our compensation committee consists of Messrs. Junjie Ding, Shichong Shan and Donglin Xia. Our board of directors has determined that Messrs. Junjie Ding, Shichong Shan and Donglin Xia satisfy the “independence” requirements of Rule 10A-3 under the Exchange Act and the rules and regulations of the NASDAQ Stock Market LLC. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty of loyalty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and with such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association.

Terms of Directors and Officers

All directors hold office until their successors have been duly elected and qualified. A director may only be removed by the shareholders. Officers are elected by and serve at the discretion of the board of directors.

D. Employees

We had 564, 795 and 737 employees as of December 31, 2008, 2009 and 2010, respectively. The following table sets forth the number of our employees by area of business as of December 31, 2010

	Number of
	Employees	% of Total
Sales and Marketing Department	333	45.2
Quality Control and Technology Department	173	23.5
Programming Department	28	3.8
Resources Development Department	62	8.4
General Administrative and Accounting	141	19.1
Total	737	100

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

Our employees are not covered by any collective bargaining agreement. We consider our relations with our employees to be generally good.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of May 3, 2011 by (i) each person who is known by us to beneficially own more than 5% of our ordinary shares; (ii) by each of our officers and directors; and (iii) by all of our officers and directors as a group. Unless otherwise indicated, the address of each of the persons set forth below is in care of the Company, 17/F, Sky Plaza, No. 46 Dongzhimenwai Street, Dongcheng District, Beijing 100027, People’s Republic of China.

Name and Address of Beneficial Owner	Office, if any	Title of Class	Amount and Nature of Beneficial Ownership(1)	% of Class(2)
Officers and Directors
Herman Man Guo(3)	Chairman and CEO	Ordinary Shares	41,156,980	30.73%
Ping Sun	CFO	Ordinary Shares	*	*
Qing Xu(4)	Director & Executive President	Ordinary Shares	5,600,560	4.24%
Shichong Shan	Independent Director	Ordinary Shares	*	*
Donglin Xia	Independent Director	Ordinary Shares	*	*
Junjie Ding	Independent Director	Ordinary Shares	*	*
Songzuo Xiang	Independent Director	Ordinary Shares	*	*
James Zhonghua Feng (5)	Chief Operating Officer	Ordinary Shares	1,375,514	1.03%
Wei He	Chief Public Relations Officer	Ordinary Shares	*	*
All officers and directors as a group (10 persons named above)		Ordinary Shares	48,512,152	35.74%
5% Security Holders
Wealthy Environment Limited(6) P.O. Box 173, Kingston Chambers, Road Town, Tortola British Virgin Islands		Ordinary Shares	29,156,980	22.10%
Global Earning Pacific Limited (7) OMCChambers Wickham Cay 1 Road Town, Tortola British Virgin Islands		Ordinary Shares	10,000,000	7.58%
* Less than 1%.
(1)

Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as otherwise indicated, each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to our ordinary shares.

(2)

A total of 131,930,761 of our ordinary shares as of May 3, 2011 are outstanding pursuant to SEC Rule 13d-3(d)(1). Ordinary shares that may be acquired by an individual or group within 60 days of such date, pursuant to the exercise of warrants or options, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the above table.

(3)

Includes (i) 29,156,980 ordinary shares held by Wealthy Environment Limited, a BVI company wholly owned by Mr. Guo, (ii) 2,000,000 ordinary shares issuable upon exercise of options held by Mr. Guo that are exercisable within 60 days and (iii) 10,000,000 ordinary shares held by Global Earnings Pacific Limited, a BVI company wholly owned and controlled by Dan Shao, Mr. Guo’s wife. Mr. Guo disclaims beneficial ownership of the ordinary shares held by Global Earnings Pacific Limited.

(4)	Includes (i) 4,000,000 ordinary shares held by Mambo Fiesta Limited, a BVI company wholly owned by Mr. Xu, (ii) 1,550,560 ordinary shares held by Mambo Fiesta Limited, in the form of ADSs and (iii) 50,000 ordinary shares issuable upon exercise of options held by Mr. Xu that are exercisable within 60 days.

(5)	Includes 1,375,514 ordinary shares issuable upon exercise of options held by Mr. Feng that are exercisable within 60 days.

(6)	Wealthy Environment Limited, a company incorporated in BVI, is wholly owned and controlled by Herman Man Guo.

(7)	Global Earning Pacific Limited, a company incorporated in BVI, is wholly owned and controlled by Dan Shao, Mr. Herman Man Guo’s wife.

None of our major shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

As of May 3, 2011, 131,930,761 of our ordinary shares were issued and outstanding. To our knowledge, we had only one record shareholder in the United States, JPMorgan Chase Bank, N.A., which is the depositary of our ADS program and held approximately 67% of our total outstanding ordinary shares as of May 3, 2011. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

For the options granted to our directors, officers and employees, please refer to “— B. Compensation — Share Options.”

ITEM 7.               MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to Item 6, “Directors, Senior Management and Employees — E. Share Ownership.”

B. Related Party Transactions

Contractual Arrangements

Since December 10, 2005, foreign investors have been permitted to own directly a 100% interest in PRC advertising companies with at least three years of direct operations outside of China. Although Air Media (China) Limited, our indirect wholly owned subsidiary and the 100% shareholder of AM Technology and Xi’an AM, has been operating advertising business in Hong Kong since 2008, its operation experience is less than three years and is currently not qualified under the PRC regulations to own a PRC advertising company. Accordingly, our domestic PRC subsidiaries, AM Technology, Shenzhen AM and Xi’an AM, which are considered foreign-invested enterprises, are currently ineligible to operate a business with advertising as a part of its business scope in China. Our advertising business is currently provided through contractual arrangements with our consolidated variable interest entities in China, principally AM Advertising, certain of its subsidiaries, Shengshi Lianhe, AirMedia UC and AM Yuehang.

Our consolidated variable interest entities directly operate our advertising network, enter into concession rights contracts and sell advertising time slots and advertising locations to our advertisers. We have been and are expected to continue to be dependent on our variable interest entities to operate our advertising business until we qualify for direct ownership of an advertising business in China under the PRC laws and regulations and acquire our variable interest entities as our direct, wholly-owned subsidiaries. AM Technology has entered into contractual arrangements with our variable interest entities, pursuant to which AM Technology provides exclusive technology support and service and technology development services in exchange for payments from them. The payments to AM Technology amounted to RMB303.8 million, RMB137.9 million and RMB92.6 million in the years ended December 31, 2008, 2009 and 2010, respectively. In addition, AM Technology has entered into agreements with our variable interest entities and each of their shareholders, which provide AM Technology with the substantial ability to control our variable interest entities. These agreements are summarized in the following paragraphs.

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

Through the above contractual arrangements, AM Technology has obtained 100% of shareholders’ voting interest in the VIEs, has the right to receive all dividends declared and paid by the VIEs and may receive substantially all of the net income of the VIEs through the technical support and service fees as determined by AM Technology. As a result, AM Technology receives substantially all of the VIEs’ expected residual returns and holds variable interests in the VIEs. Since AM Technology is the primary beneficiary of the VIE arrangement, the VIEs’ financial position and financial results are consolidated in the Company’s financial statements.

Shenzhen AM has signed contractual agreements with one of our VIEs in China, AM Yuehang, pursuant to which Shenzhen AM provides exclusive technology support services including the research and development of technologies related to AM Yuehang’s business operation, the maintenance and monitoring of displays and programming systems, research on the solution of technical problems, and other related technical support and services in exchange for payments from AM Yuehang, which constitute Shenzhen AM’s primary source of revenue.

Xi’an AM is a software company which primarily derives revenues from selling software it developed to AM Technology. AM Technology uses the software it purchases from Xi’an AM to provide technology development and support services to other companies

Amounts Due to BEMC

We assigned concession rights of certain media resources to BEMC, our joint venture with China Eastern Media Corporation, Ltd. As of December 31, 2010 and 2009, we had $422,000 and $408,000 due to BEMC as the deposits received for publishing advertisement.

Amounts Due from AM Outdoor and BEMC

The amount due from AM Outdoor had a one year term with an annual interest rate of 5.31% . It was due on September 24, 2010 and was uncollateralized. The interest income recorded for the year ended December 31, 2009 was $94,000.

Transactions with BEMC, AM Outdoor and Zhangshangtong Air Service (Beijing) Co., Ltd. ("Zhangshangtong")

In 2009, we earned $2.0 million and $412,000 of advertising revenue from BEMC and AM Outdoor, respectively. In 2010, we earned $3.6 million and $92,000 of advertising revenue from BEMC and Zhangshangtong respectively, and paid $747,000 agency cost to BEMC.

Share Options

See Item 6, “Directors, Senior Management and Employees — B. Compensation — Share Options.”

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.               FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

We have appended consolidated financial statements filed as part of this annual report. See Item 18, “Financial Statements.”

Legal Proceedings

Our PRC subsidiaries and variable interest entities have engaged in and may be subject to various legal proceedings relating to commercial arrangements and other matters in the ordinary course of our business. We are currently not party to any legal or arbitration proceedings, including those relating to bankruptcy, receivership or similar proceedings and those involving any third party, which may have, or have had in the recent past, significant effects on our financial position or profitability.

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

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant change since the date of our audited consolidated financial statements filed as part of this annual report.

ITEM 9.               THE OFFER AND LISTING

A. Offer and Listing Details

Our ADSs, each representing two of our ordinary shares, have been listed on the NASDAQ Global Market since November 7, 2007. Our ADSs trade under the symbol “AMCN.” The following table provides the high and low trading prices for our ADSs for the periods noted.

		High		Low
Annual Market Prices
Year 2007 (from November 7, 2007)	$		$
Year 2008		26.51		3.85
Year 2009		9.26		3.80
Year 2010		8.90		2.83
Year 2011 (through May 3, 2011)		7.60		4.33

Quarterly Market Prices
First Quarter 2009	6.08	3.80
Second Quarter 2009	8.10	4.18
Third Quarter 2009	8.38	5.19
Fourth Quarter 2009	9.26	6.55
First Quarter 2010	8.90	5.62
Second Quarter 2010	6.61	3.12
Third Quarter 2010	5.99	2.83
Fourth Quarter 2010	8.24	5.21

Monthly Market Prices
October 2010	7.87	5.21
November 2010	8.24	6.26
December 2010	7.65	5.92
January 2011	7.60	6.60
February 2011	7.48	6.54
Mach 2011	6.64	4.37
April 2011	5.64	4.33
May 2011 (through May 3, 2011)	4.80	4.36

B. Plan of Distribution

Not applicable.

C. Markets

See our disclosures above under “Offer and Listing Details.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10.             ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The following are summaries of material terms and provisions of our amended and restated memorandum and articles of association and the Companies Law (2010 Revision) of the Cayman Islands, or the Companies Law, insofar as they relate to the material terms of our ordinary shares. This summary is not complete, and you should read our amended and restated memorandum and articles of association, which has been filed as Exhibit 99.3 to our Form 6-K (File No. 001-33765) filed with the SEC on December 9, 2009.

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

Voting Rights

Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by one or more shareholders holding together at least ten percent of the shares given a right to vote at the meeting, present in person or by proxy.

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

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast on a general meeting. A special resolution is required for important matters such as a change of name. Holders of the ordinary shares may effect certain changes by ordinary resolution, including altering the amount of our authorized share capital, consolidating or dividing all or any of our share capital into shares of larger amount than our existing shares, and canceling any shares that are authorized but unissued.

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

See “— H. Documents on Display.”

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4, “Information on the Company,” Item 7, “Major Shareholders and Related Party Transactions,” or Item 5, “Operating and Financial Review and Prospects—Contractual Obligations,” or filed (or incorporated by reference) as exhibits to this annual report or otherwise described or referenced in this annual report.

D. Exchange Controls

There are no material exchange controls restrictions on payment of dividends, interest or other payments to the holders of our ordinary shares or on the conduct of our operations in the Cayman Islands, where we were incorporated. Cayman Islands law and our memorandum and articles of association do not impose any material limitations on the right of nonresidents or foreign owners to hold or vote our ordinary.

See Item 4, “Information on the Company — B. Business Overview — Regulation — Regulations on Foreign Exchange” for a description of PRC regulations on foreign exchange.

E. Taxation

The following is a general summary of certain material Cayman Islands and U.S. federal income tax considerations. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective shareholder. The discussion is based on laws and relevant interpretations thereof in effect as of the date hereof, all of which are subject to change or different interpretations, possibly with retroactive effect.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. No Cayman Islands stamp duty will be payable unless an instrument is executed in, brought to or produced before a court in the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands

PRC Taxation

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

U.S. Federal Income Taxation

The following is a discussion of certain material U.S. federal tax consequences of the ownership of our ordinary shares and ADSs by U.S. Holders (as described below). This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof. These laws are subject to change, and can change on a retroactive basis. It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s situation. The discussion applies to investors in ADSs or ordinary shares that hold the ADSs or ordinary shares as capital assets (generally property held for investment) within the meaning of Section 1221 of the Code and it does not describe all of the tax consequences that may be relevant to holders subject to special rules, such as:

  financial institutions;
  brokers;
  certain former U.S. citizens or long-term residents;
  regulated investment companies or real estate investment trusts;
  insurance companies;
  dealers and traders in securities or foreign currencies;
  persons holding ADSs or ordinary shares as part of a constructive sale, hedge, straddle, conversion or integrated transaction;
  persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
  partnerships or other entities classified as partnerships for U.S. federal income tax purposes;
  persons liable for the alternative minimum tax;
  tax-exempt organizations;
  persons holding ADSs or ordinary shares that own or are deemed to own 10% or more of our voting stock;
  persons who hold the ADSs or ordinary shares in connection with a trade or business outside the United States;
  persons who are not United States persons within the meaning of Section 7701(a)(30) of the Code; or
  persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee stock option or otherwise as compensation.

PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF ADSS OR ORDINARY SHARES.

For purposes of this discussion, a “U.S. Holder” means a beneficial owner of ADSs or ordinary shares that, for U.S. federal income tax purposes, is: a citizen or resident of the United States; a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia; an estate the income of which is subject to U.S. federal income taxation, regardless of its source; or a trust that (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person .. This discussion assumes that we are not, and will not become, a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes, as described below.

If you are a partner in a partnership or other entity taxable as a partnership that holds ADSs or ordinary shares, your tax treatment generally will depend on your status and the activities of the partnership. If you are a partner in a partnership or other entity taxable as a partnership that holds ADSs or ordinary shares, you should consult your own tax advisors.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. If you hold ADSs, you generally will be treated as the holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes. Exchanges of ordinary shares for ADSs and ADSs for ordinary shares generally will not be subject to U.S. federal income tax.

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

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the discussion under “—Passive Foreign Investment Company” below, the gross amount of any distributions paid with respect to the ADSs or ordinary shares generally will be included in your gross income as foreign source dividend income on the date of actual or constructive receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations under the Code in respect of dividends received from other U.S. corporations.

If you are a non-corporate U.S. Holder, subject to applicable limitations, you may be eligible to be taxed at a maximum rate of 15% in respect of dividends received in taxable years beginning before January 1, 2013 if we are treated as a qualified foreign corporation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs represented by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADSs (which are listed on NASDAQ), but not our ordinary shares, are readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our ordinary shares that are represented by ADSs, but not on our ordinary shares that are not represented by ADSs, currently meet such conditions required for the reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a Chinese “resident enterprise” under PRC tax law (see discussion under “PRC Taxation” above), we may be eligible for the benefits of the income tax treaty between the United States and the PRC, (the “Treaty”) and, if we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such ordinary shares are represented by ADSs, would be subject to the reduced rates of taxation. Non-corporate U.S. Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Please consult your tax advisors to determine whether you are subject to any special rules that limit your ability to be taxed at this favorable rate.

Non-corporate U.S. Holders will not be eligible for the reduced rates of taxation on any dividends received from us in taxable years beginning prior to January 1, 2013, if we are a passive foreign investment company, or PFIC, in the taxable year in which such dividends are paid or in the preceding taxable year.

In the event that we are deemed to be a Chinese “resident enterprise” under PRC tax law, you may be subject to PRC withholding taxes on dividends paid to you with respect to the ADSs or ordinary shares. In addition, subject to certain conditions and limitations, PRC withholding taxes on dividends, if any, may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or ordinary shares will be treated as income from sources outside the United States and will generally constitute passive category income, but could, in certain circumstances, be general category income. The rules governing the foreign tax credit are complex. You should consult your tax advisors regarding the availability of the foreign tax credit in light of your particular circumstances.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. However, we do not intend to calculate our earnings and profits in accordance with U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be treated as a dividend (as discussed above).

Taxation of Dispositions of ADSs or Ordinary Shares

Subject to the discussion under “—Passive Foreign Investment Company” below, upon sale or other taxable disposition of the ADSs or ordinary shares, a U.S. Holder will generally recognize taxable gain or loss for U.S. federal income tax purposes in an amount equal to the difference between such holder’s tax basis in the ADSs or ordinary shares sold or disposed of and the amount realized on the sale or other taxable disposition. The gain or loss generally will be capital gain or loss. Such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the ADSs or ordinary shares for more than one year. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be U.S. source gain or loss for foreign tax credit purposes, subject to exceptions and limitations. However, in the event we are deemed to be a Chinese “resident enterprise” under PRC tax law, we may be eligible for the benefits of the Treaty. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the Treaty may elect to treat such gain as PRC source income. U.S. Holders should consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company

Based on the market price of our ADSs and ordinary shares and the composition of our income and assets, we believe that we were not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2010. However, the application of the PFIC rules is subject to ambiguity in several respects and, in addition, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2011 or any future taxable year. In particular, we believe that there is a risk that we will be a PFIC for our taxable year ending December 31, 2011 unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce active income. A non-U.S. corporation is considered a PFIC for any taxable year if either at least 75% of its gross income is passive income or at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Although the law in this regard is unclear, we treat the consolidated variable interest entities and their subsidiaries as being owned by us for U.S. federal income tax purposes, not only because we control their management decisions but also because we are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we consolidate these entities’ operating results in our consolidated, financial statements prepared under U.S. GAAP. If it were determined, however, that we are not the owner of the consolidated variable interest entities and their subsidiaries for U.S. federal income tax purposes, we would likely be treated as a PFIC for our taxable year ended on December 31, 2010 and any subsequent taxable year.

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

If a U.S. Holder holds ADSs or ordinary shares in any year in which we are a PFIC, you will be required to file Internal Revenue Service Form 8621 regarding distributions received on our ADSs or ordinary shares and any gain realized on the disposition of our ADSs or ordinary shares. U.S. shareholders of PFICs may also be required to furnish certain information to be specified by the Internal Revenue Service on an annual basis even in the absence of any such distributions, dispositions or elections.

You should consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or ordinary shares.

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares paid to you within the United States (and in certain cases, outside the United States) may be subject to information reporting to the Internal Revenue Service, unless you are an exempt recipient such as a corporation. However, backup withholding will not apply to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. You are urged to consult your tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

U.S. Holders that hold certain foreign financial assets (which may include our ADSs or ordinary shares) are required to report information related to such assets, subject to certain exceptions. You should consult your tax advisor regarding the effect, if any, of this requirement on your ownership and disposition of our ADSs or ordinary shares.

New Legislation Regarding Medicare Tax

For taxable years beginning after December 31, 2012, certain U.S. Holders that are individuals, estates or trusts will be subject to a 3.8% tax on all or a portion of their "net investment income," which may include all or a portion of their dividends and net gains from the sale or other disposition of ordinary shares. If you are a U.S. Holder that is an individual, estate or trust, you should consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in our ordinary shares.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Expert

Not applicable.

H. Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F: (1) within six months after the end of each fiscal year, which is December 31, for fiscal years ending before December 15, 2011; and (2) within four months after the end of each fiscal year for fiscal years ending on or after December 15, 2011. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C., 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

Foreign Exchange Risk

Our financial statements are expressed in U.S. dollars, which is our reporting and functional currency. However, substantially all of the revenues and expenses of our consolidated operating subsidiaries and affiliate entities are denominated in RMB. Substantially all of our sales contracts are denominated in RMB and substantially all of our costs and expenses are denominated in RMB. We have not had any material foreign exchange gains or losses. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and RMB because the value of the business of our operating subsidiaries and variable interest entities is effectively denominated in RMB, while the ADSs are traded in U.S. dollars.

The value of RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of RMB to the U.S. dollar. Under the revised policy, RMB was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. It is difficult to predict how long the current situation may last and when and how it may change again. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

To the extent that we need to convert our U.S. dollar-denominated assets into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on RMB amount we receive from the conversion. A hypothetical 10% decrease in the exchange rate of the U.S. dollar against RMB would have resulted in a decrease of $1.8 million in the value of our U.S. dollar-denominated financial assets at December 31, 2010. Conversely, if we decide to convert our RMB-denominated cash amounts into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to us.

Inflation

Inflationary factors such as increases in the cost of our product and overhead costs may adversely affect our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and selling, general and administrative expenses as a percentage of net revenues if the selling prices of our products do not increase with these increased costs.

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
$5.00 per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property; cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$0.05 (or less) per ADS	Any cash distribution to registered ADS holders

A fee equivalent to the fee that would be payable if securities distributed had been shares and the shares had been deposited for issuance of ADSs $0.05 (or less) per ADSs per calendar year (if the depositary has not collected any cash distribution fee during that year)

Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to registered ADS holders Depositary services
Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement); Converting foreign currency to U.S. dollars
Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

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

For the year ended December 31, 2010, we received $1.3 million from the depositary as reimbursement for our expenses incurred and recognized $539,000 in our consolidated statements of operations, and the depositary waived an estimated $30,000 in servicing fees for ongoing program maintenance.

PART II

ITEM 13.             DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.             MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIES HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File number: 333-146825) filed by us in connection with our initial public offering. The registration statement was declared effective by the SEC on November 6, 2007. We received net proceeds of approximately $187.0 million from our initial public offering.

As of December 31, 2010, the net proceeds from our initial public offering have been used as follows:

  approximately $79.5 million for the purchase of digital displays and other equipments and the construction of gas station media platforms;
  approximately $29.7 million for business acquisitions and the purchase of intangible assets;
  approximately $7.4 million for share repurchases; and
  approximately $2.1 million for the purchase of long-term investments.

In 2011, we expect to use the net proceeds received from our initial public offering as follows:

  approximately $15.0 million to fund capital expenditure.

ITEM 15.             CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) that are designed to ensure that information that would be required to be disclosed in Exchange Act reports is recorded, processed, summarized and reported within the time period specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including to our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

As required by Rule 13a-15 under the Exchange Act, our management, including our chief executive officer and chief financial officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2010. Based on that evaluation, our chief executive officer and chief financial officer concluded that as of December 31, 2010, and as of the date that the evaluation of the effectiveness of our disclosure controls and procedures was completed, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2010.

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

Our management has excluded from our assessment for internal control over financial reporting that of AM Outdoor, which AM Advertising acquired on January 1, 2010 and accounted for 3.13% and 5.46% of our net and total assets, respectively, 5.98% of our revenues and (6.88)% of our net loss on a consolidated basis as of and for the year ended December 31, 2010.

The effectiveness of our internal control over financial reporting as of December 31, 2010 has been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2010.

Attestation Report of the Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of AirMedia Group Inc.

We have audited the internal control over financial reporting of AirMedia Group Inc. (the “Company”), its subsidiaries, its variable interest entities (the “VIEs”) and its VIEs’ subsidiaries (collectively the “Group”) as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management’s Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at AirMedia City (Beijing) Outdoor Advertising Co., Ltd., which was acquired on January 1, 2010, and whose financial statements constitute 3.13% and 5.46% of net and total assets, respectively, 5.98% of revenues and (6.88)% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2010. Accordingly, our audit did not include the internal control over financial reporting at AirMedia City (Beijing) Outdoor Advertising Co., Ltd. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on The Group’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2010 of the Group and our report dated May 5, 2011 expressed an unqualified opinion on those financial statements and financial statement schedule.

Deloitte Touche Tohmatsu CPA Ltd.

Beijing, the People’s Republic of China
May 5, 2011

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.          AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Donglin Xia, a member of our audit committee, is an audit committee financial expert. Donglin Xia is an independent director as defined by the rules and regulations of the NASDAQ Stock Market LLC and under Rule 10A-3 under the Exchange Act.

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

	Fiscal Year Ended December 31,
	2009	2010
Audit Fees	$1,148,578	$1,014,586
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	45,452	18,883
TOTAL	$1,194,030	$1,033,469

“Audit Fees” consisted of the aggregate fees billed for professional services rendered for the audit of our annual financial statements or quarterly review services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements.

“Audit Related Fees” consisted of the aggregate fees billed for professional services rendered for assurance and related services that were reasonably related to the performance of the audit or review of our regulatory filings and were not otherwise included in Audit Fees.

“Tax Fees” consisted of the aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning. Included in such Tax Fees were fees for preparation of our tax returns and consultancy and advice on other tax planning matters.

“All Other Fees” consisted of the aggregate fees billed for products and services provided and not otherwise included in Audit Fees, Audit Related Fees or Tax Fees.

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

ITEM 16D.           EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

We have not asked for nor have we been granted an exemption from the applicable listing standards for our audit committee.

ITEM 16E.           PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There were no purchases of equity securities by us or by any of our affiliates during the period covered by this annual report.

ITEM 16F.           CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.           CORPORATE GOVERNANCE

The NASDAQ Stock Market rules require each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. They also require each issuer to seek shareholder approval for any material amendments to the issuer’s equity compensation plans, including a repricing of outstanding options. However, the rules permit foreign private issuers like us to follow “home country practice” in certain corporate governance matters.

Maples and Calder, our Cayman Islands counsel, has provided a letter to the NASDAQ Stock Market certifying that under Cayman Islands law, we are not required to hold annual shareholder meetings. We followed home country practice with respect to annual meetings and did not hold any annual meeting of shareholders in 2008. We held an annual meeting in 2009, and may hold additional annual shareholder meetings in the future if there are significant issues that require shareholder approval.

Maples and Calder has also provided a letter to the NASDAQ Stock Market certifying that under Cayman Islands law, we are not required to seek shareholder approval for any material amendments to our equity compensation plans. In 2008, we followed home country practice with respect to our 2007 Share Incentive Plan by amending it to permit repricings of options without seeking shareholder approval.

We have relied on and intend to continue to rely on the above home country practice under Cayman Islands law. Other than the above, we have followed and intend to continue to follow the applicable corporate governance standards under the rules and regulations of the NASDAQ Stock Market.

We will post this annual report on Form 20-F on our company website www.airmedia.net.cn. In addition, we will provide hard copies of our annual report free of charge to shareholders and ADS holders upon request.

PART III

ITEM 17.             FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.             FINANCIAL STATEMENTS

The full text of our audited consolidated financial statements begins on page F-1 of this annual report.

ITEM 19.             EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 99.3 to Form 6-K filed on December 10, 2009)
2.1

Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

2.2

Form of Deposit Agreement among the Company, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 to Registration Statement on Form F-1 (File No. 333- 146825), as amended, initially filed on October 19, 2007)

2.3

Amended and Restated Shareholders’ Agreement originally dated as of June 7, 2007, as amended and restated on September 27, 2007, among the Company and Shareholders (incorporated by reference to Exhibit 4.4 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.1	Amended and Restated 2007 Share Incentive Plan (incorporated by reference to Exhibit 99.2 to Form 6-K filed on December 10, 2009)
4.2

Form of Indemnification Agreement with the Company’s directors and officers (incorporated by reference to Exhibit 10.2 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.3

Form of Employment Agreement between the Company and an Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.4

Investment Framework Agreement dated October 18, 2005, as amended on September 27, 2007, among Man Guo, Qing Xu and CDH China Management Company Limited (incorporated by reference to Exhibit 10.4 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.5

English Translation of Business Cooperation Agreement dated June 14, 2007 between Beijing Shengshi Lianhe Advertising Co., Ltd. and AirTV United Media & Culture Co., Ltd. (incorporated by reference to Exhibit 10.9 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.6

English Translation of Business Cooperation Agreement dated June 14, 2007 between Beijing AirMedia Advertising Co., Ltd. and AirTV United Media & Culture Co., Ltd. (incorporated by reference to Exhibit 10.10 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.7

English Translation of Amended Power of Attorneys dated November 28, 2008 from each of the shareholders of Beijing Shengshi Lianhe Advertising Co., Ltd. (incorporated by reference to Exhibit 4.11 to Annual Report on Form 20-F filed on April 28, 2009)

4.8

English Translation of Amended and Restated Technology Development Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing Shengshi Lianhe Advertising Co., Ltd. (incorporated by reference to Exhibit 10.12 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.9

English Translation of Supplementary Agreement dated November 30, 2007 to the Amended and Restated Technology Development Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing Shengshi Lianhe Advertising Co., Ltd. (incorporated by reference to Exhibit 10.1 to Annual Report on Form 20-F filed on April 30, 2008)

4.10

English Translation of Amended and Restated Technology Support and Service Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing Shengshi Lianhe Advertising Co., Ltd. (incorporated by reference to Exhibit 10.13 to Registration Statement on Form F-1 (File No. 333- 146825), as amended, initially filed on October 19, 2007)

4.11

English Translation of Supplementary Agreement dated November 30, 2007 to the Amended and Restated Technology Support and Service Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing Shengshi Lianhe Advertising Co., Ltd. (incorporated by reference to Exhibit 10.2 to Annual Report on Form 20-F filed on April 30, 2008)

Exhibit No.	Description
4.12

English Translation of Amended and Restated Equity Pledge Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing Shengshi Lianhe Advertising Co., Ltd. and the shareholders of Beijing Shengshi Lianhe Advertising Co., Ltd. (incorporated by reference to Exhibit 10.14 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.13

English Translation of Supplementary Agreement dated November 28, 2008 to the Amended and Restated Equity Pledge Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing Shengshi Lianhe Advertising Co., Ltd. and the shareholders of Beijing Shengshi Lianhe Advertising Co., Ltd. (incorporated by reference to Exhibit 4.17 to Annual Report on Form 20-F filed on April 28, 2009)

4.14

English Translation of Amended and Restated Call Option Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing Shengshi Lianhe Advertising Co., Ltd. and the shareholders of Beijing Shengshi Lianhe Advertising Co., Ltd. (incorporated by reference to Exhibit 10.15 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.15

English Translation of Supplementary Agreement dated November 28, 2008 to the Amended and Restated Call Option Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing Shengshi Lianhe Advertising Co., Ltd. and the shareholders of Beijing Shengshi Lianhe Advertising Co., Ltd. (incorporated by reference to Exhibit 4.19 to Annual Report on Form 20-F filed on April 28, 2009)

4.16

English Translation of Amended Power of Attorneys dated November 28, 2008 from the shareholders of Beijing AirMedia Advertising Co., Ltd. (incorporated by reference to Exhibit 4.20 to Annual Report on Form 20-F filed on April 28, 2009)

4.17

English Translation of Amended and Restated Technology Development Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing AirMedia Advertising Co., Ltd. (incorporated by reference to Exhibit 10.17 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.18

English Translation of Supplementary Agreement dated November 30, 2007 to the Amended and Restated Technology Development Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing AirMedia Advertising Co., Ltd. (incorporated by reference to Exhibit 10.3 to Annual Report on Form 20-F filed on April 30, 2008)

4.19

English Translation of Amended and Restated Technology Support and Service Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing AirMedia Advertising Co., Ltd. (incorporated by reference to Exhibit 10.18 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.20

English Translation of Supplementary Agreement dated November 30, 2007 to the Amended and Restated Technology Support and Service Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing AirMedia Advertising Co., Ltd. (incorporated by reference to Exhibit 10.4 to Annual Report on Form 20-F filed on April 30, 2008)

4.21

English Translation of Amended and Restated Equity Pledge Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia Advertising Co., Ltd. and the shareholders of Beijing AirMedia Advertising Co., Ltd. (incorporated by reference to Exhibit 10.19 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.22

English Translation of Supplementary Agreement No. 1 dated June 19, 2008 to the Amended and Restated Equity Pledge Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia Advertising Co., Ltd. and the shareholders of Beijing AirMedia Advertising Co., Ltd. (incorporated by reference to Exhibit 4.26 to Annual Report on Form 20-F filed on April 28, 2009)

4.23

English Translation of Supplementary Agreement No. 2 dated November 28, 2008 to the Amended and Restated Equity Pledge Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia Advertising Co., Ltd. and the shareholders of Beijing AirMedia Advertising Co., Ltd. (incorporated by reference to Exhibit 4.27 to Annual Report on Form 20-F filed on April 28, 2009)

Exhibit No.	Description
4.24

English Translation of Amended and Restated Call Option Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia Advertising Co., Ltd. and the shareholders of Beijing AirMedia Advertising Co., Ltd. (incorporated by reference to Exhibit 10.20 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.25

English Translation of Supplementary Agreement No. 1 dated June 19, 2008 to the Amended and Restated Call Option Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia Advertising Co., Ltd. and the shareholders of Beijing AirMedia Advertising Co., Ltd. (incorporated by reference to Exhibit 4.29 to Annual Report on Form 20-F filed on April 28, 2009)

4.26

English Translation of Supplementary Agreement No. 2 dated November 28, 2008 to the Amended and Restated Call Option Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia Advertising Co., Ltd. and the shareholders of Beijing AirMedia Advertising Co., Ltd. (incorporated by reference to Exhibit 4.30 to Annual Report on Form 20-F filed on April 28, 2009)

4.27

English Translation of Supplementary Agreement dated November 28, 2008 to the Loan Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd. and Guo Man, a shareholder of Beijing AirMedia Advertising Co., Ltd. (incorporated by reference to Exhibit 4.31 to Annual Report on Form 20-F filed on April 28, 2009)

4.28

English Translation of Amended Power of Attorneys dated November 28, 2008 from the shareholders of Beijing AirMedia UC Advertising Co., Ltd. (incorporated by reference to Exhibit 4.32 to Annual Report on Form 20-F filed on April 28, 2009)

4.29

English Translation of Technology Development Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing AirMedia UC Advertising Co., Ltd. (incorporated by reference to Exhibit 10.22 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.30	English Translation of Supplementary Agreement dated November 30, 2007 to the Amended and Restated Technology Development Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing AirMedia UC Advertising Co., Ltd. (incorporated by reference to Exhibit 10.5 to Annual Report on Form 20-F filed on April 30, 2008)
4.31

English Translation of Technology Support and Service Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing AirMedia UC Advertising Co., Ltd. (incorporated by reference to Exhibit 10.23 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.32

English Translation of Supplementary Agreement dated November 30, 2007 to the Amended and Restated Technology Support and Service Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing AirMedia UC Advertising Co., Ltd. (incorporated by reference to Exhibit 10.6 to Annual Report on Form 20-F filed on April 30, 2008)

4.33

English Translation of Equity Pledge Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia UC Advertising Co., Ltd. and the shareholders of Beijing AirMedia UC Advertising Co., Ltd. (incorporated by reference to Exhibit 10.24 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.34

English Translation of Supplementary Agreement dated November 28, 2008 to the Equity Pledge Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia UC Advertising Co., Ltd. and the shareholders of Beijing AirMedia UC Advertising Co., Ltd. (incorporated by reference to Exhibit 4.38 to Annual Report on Form 20-F filed on April 28, 2009)

4.35

English Translation of Call Option Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia UC Advertising Co., Ltd. and the shareholders of Beijing AirMedia UC Advertising Co., Ltd. (incorporated by reference to Exhibit 10.25 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.36

English Translation of Supplementary Agreement dated November 28, 2008 to the Call Option Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia UC Advertising Co., Ltd. and the shareholders of Beijing AirMedia UC Advertising Co., Ltd. (incorporated by reference to Exhibit 4.40 to Annual Report on Form 20-F filed on April 28, 2009)

Exhibit No.	Description
4.37

English Translation of Supplementary Agreement dated October 31, 2008 among AirMedia Technology (Beijing) Co., Ltd. and the shareholders of Beijing AirMedia UC Advertising Co., Ltd., supplementing the original Loan Agreement dated January 1, 2007 (incorporated by reference to Exhibit 4.41 to Annual Report on Form 20-F filed on April 28, 2009)

4.38

English Translation of Power of Attorneys dated April 1, 2008 from each of the shareholders of Beijing Yuehang Digital Media Advertising Co., Ltd. (incorporated by reference to Exhibit 4.42 to Annual Report on Form 20-F filed on April 28, 2009)

4.39

English Translation of Technology Development Agreement dated April 1, 2008 between AirMedia Technology (Beijing) Co., Ltd. and Beijing Yuehang Digital Media Advertising Co., Ltd. (incorporated by reference to Exhibit 4.43 to Annual Report on Form 20-F filed on April 28, 2009)

4.40

English Translation of Technology Support and Service Agreement dated April 1, 2008 between AirMedia Technology (Beijing) Co., Ltd. and Beijing Yuehang Digital Media Advertising Co., Ltd. (incorporated by reference to Exhibit 4.44 to Annual Report on Form 20-F filed on April 28, 2009)

4.41

English Translation of Supplementary Agreement dated June 25, 2008 to the Technology Support and Service Agreement dated April 1, 2008 between AirMedia Technology (Beijing) Co., Ltd. and Beijing Yuehang Digital Media Advertising Co., Ltd. (incorporated by reference to Exhibit 4.45 to Annual Report on Form 20-F filed on April 28, 2009)

4.42

English Translation of Equity Pledge Agreement dated April 1, 2008 among AirMedia Technology (Beijing) Co., Ltd., Beijing Yuehang Digital Media Advertising Co., Ltd. and the shareholders of Beijing Yuehang Digital Media Advertising Co., Ltd. (incorporated by reference to Exhibit 4.46 to Annual Report on Form 20-F filed on April 28, 2009)

4.43

English Translation of Call Option Agreement dated April 1, 2008 among AirMedia Technology (Beijing) Co., Ltd., Beijing Yuehang Digital Media Advertising Co., Ltd. and the shareholders of Beijing Yuehang Digital Media Advertising Co., Ltd. (incorporated by reference to Exhibit 4.47 to Annual Report on Form 20-F filed on April 28, 2009)

4.44

Share Purchase Agreement dated July 4, 2008 among the Registrant, First Reach Holdings Limited and Excel Lead International Limited (incorporated by reference to Exhibit 4.48 to Annual Report on Form 20- F filed on April 28, 2009)

4.45

English Translation of Supplementary Agreement No. 2 to Call Option Agreement dated May 27, 2010 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia UC Advertising Co., Ltd. and the shareholders of Beijing AirMedia UC Advertising Co., Ltd. (incorporated by reference to Exhibit 4.45 to Annual Report on Form 20-F filed on May 28, 2010)

4.46

English Translation of Supplementary Agreement No. 2 to the Equity Pledge Agreement dated May 27, 2010 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia UC Advertising Co., Ltd. and the shareholders of Beijing AirMedia UC Advertising Co., Ltd. (incorporated by reference to Exhibit 4.46 to Annual Report on Form 20-F filed on May 28, 2010)

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

8.1*	List of the Company’s subsidiaries
12.1*	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
12.2*	Certifications of Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
13.1*	Certifications of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certifications of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Deloitte Touche Tohmatsu CPA Ltd.

Exhibit No.	Description
15.2*	Consent of Commerce & Finance Law Offices
15.3*	Consent of Maples and Calder

*Filed herewith.

SIGNATURE

              The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: May 6, 2011	AIRMEDIA GROUP INC.

/s/ Herman Man Guo
Herman Man Guo
Chairman and Chief Executive Officer

AIRMEDIA GROUP INC.

Report of Independent Registered Public Accounting Firm
and Consolidated Financial Statements
For the years ended December 31, 2008, 2009 and 2010

AIRMEDIA GROUP INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CONTENTS	PAGE(S)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-3

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2009 AND 2010	F-4

CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010	F-5

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY AND COMPREHENSIVE INCOME (LOSS) FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010	F-6

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010	F-7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	F-8 - F-56

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I	F-57 - F-61

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF AIRMEDIA GROUP INC.

We have audited the accompanying consolidated balance sheets of AirMedia Group Inc. (the "Company"), its subsidiaries, its variable interest entities (the "VIEs") and its VIEs' subsidiaries (collectively the "Group") as of December 31, 2009 and 2010 and the related consolidated statements of operations, changes in equity and comprehensive income (loss), and cash flows for the years ended December 31, 2008, 2009 and 2010 and related financial statement schedule included in Schedule I. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2009 and 2010, and the consolidated results of its operations and its cash flows for the years ended December 31, 2008, 2009 and 2010 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group's internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 5, 2011 expressed an unqualified opinion on the Group's internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu CPA Ltd.
Beijing, The People's Republic of China
May 5, 2011

AIRMEDIA GROUP INC.

CONSOLIDATED BALANCE SHEETS
(In U.S. dollars in thousands, except share related data)

	As of December 31,
	2009	2010
Assets
Current assets:
Cash	$123,754	$106,505
Restricted cash	1,431	6,798
Short-term investment	586	-
Accounts receivable, net of allowance for doubtful accounts of $14,843 and $17,646 as of December 31, 2009 and 2010	40,019	62,455
Prepaid concession fees	15,425	31,787
Amount due from related parties	5,991	306
Other current assets	4,069	2,713
Deferred tax assets - current	3,693	5,050

Total current assets	194,968	215,614
Property and equipment, net	78,831	71,720
Long-term investments	1,984	1,714
Long term deposits	15,914	13,874
Deferred tax assets - non-current	4,726	6,032
Acquired intangible assets, net	11,141	17,496
Goodwill	9,087	20,736

TOTAL ASSETS	316,651	347,186

Liabilities
Current liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to AirMedia Group Inc. $30,067 and $38,286 as of December 31, 2009 and 2010, respectively)	30,680	39,020
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to AirMedia Group Inc. $3,827 and $7,078 as of December 31, 2009 and 2010, respectively)	7,136	12,253
Deferred revenue (including deferred revenue of the consolidated variable interest entities without recourse to AirMedia Group Inc. $8,924 and $12,751 as of December 31, 2009 and 2010, respectively)	8,941	12,751
Income tax payable (including income tax payable of the consolidated variable interest entities without recourse to AirMedia Group Inc. $76 and $911 as of December 31, 2009 and 2010, respectively)	52	1,263
Amounts due to related parties (including amounts due to related parties of the consolidated variable interest entities without recourse to AirMedia Group Inc. $408 and $422 as of December 31, 2009 and 2010, respectively)	408	422

Total current liabilities	47,217	65,709

Non-current liabilities:
Deferred tax liabilities - non-current (including deferred tax liabilities - non-current of the consolidated variable interest entities without recourse to AirMedia Group Inc. $3,155 and $4,761 as of December 31, 2009 and 2010, respectively)	3,155	4,761

Total liabilities	50,372	70,470
Commitments and contingencies (Note 20 and Note 21)
Equity
Ordinary shares ($0.001 par value; 900,000,000 shares authorized in 2009 and 2010; 131,179,487 shares and 131,905,011 shares issued and outstanding as of December 31, 2009 and 2010, respectively)	132	132
Additional paid-in capital	268,542	277,676
Statutory reserves	6,912	7,671
Accumulated deficits	(22,488)	(28,164)
Accumulated other comprehensive income	9,944	18,353

Total AirMedia Group Inc.'s shareholders' equity	263,042	275,668

Noncontrolling interests	3,237	1,048

Total equity	266,279	276,716

TOTAL LIABILITIES AND EQUITY	$316,651	$347,186

The accompanying notes are an integral part of these consolidated financial statements.

AIRMEDIA GROUP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In U.S. dollars in thousands, except share related data)

	For the years ended December 31,
	2008	2009	2010

Revenues	$125,540	$152,530	$236,460
Business tax and other sales tax	(6,107)	(3,102)	(5,955)
Net revenues	119,433	149,428	230,505
Cost of revenues	70,995	147,541	197,908
Gross profit	48,438	1,887	32,597
Operating expenses:
Selling and marketing (including share-based compensation of $1,158, $1,540 and $2,424 in 2008, 2009 and 2010, respectively)	10,171	13,439	18,112
General and administrative (including share-based compensation of $3,805, $4,226 and $5,547 in 2008, 2009 and 2010, respectively)	14,374	34,936	24,646
Impairment of intangible assets	-	-	1,000
Total operating expenses	24,545	48,375	43,758
Income/(loss) from operations	23,893	(46,488)	(11,161)
Interest income	5,379	2,025	694
Gain on remeasurement of fair value of cost and equity method investments (net)	-	-	919
Other income, net	1,135	1,239	940
Income/(loss) before income taxes and share of income/(loss) on equity method investments	30,407	(43,224)	(8,608)
Income tax benefits	498	6,032	735
Net income/(loss) before share of income/(loss) on equity method investments	30,905	(37,192)	(7,873)
Share of (loss)/income on equity method investments	(325)	164	290
Net income/(loss)	30,580	(37,028)	(7,583)
Less: Net income/(loss) attributable to noncontrolling interests	382	211	(2,666)
Net income/(loss) attributable to AirMedia Group Inc.'s shareholders	30,198	(37,239)	(4,917)
Net income/(loss) attributable to AirMedia Group Inc.'s shareholders per ordinary share - basic	$0.23	$(0.28)	$(0.04)
Net income/(loss) attributable to AirMedia Group Inc.'s shareholders per ordinary share - diluted	$0.22	$(0.28)	$(0.04)
Weighted average shares used in calculating net income/(loss) per ordinary share - basic	133,603,419	131,320,730	131,252,115
Weighted average shares used in calculating net income/(loss) per ordinary share - diluted	137,782,135	131,320,730	131,252,115

The accompanying notes are an integral part of these consolidated financial statements.

AIRMEDIA GROUP INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY AND COMPREHENSIVE INCOME (LOSS)
(In U.S. dollars in thousands, except share data)

	AirMedia Group Inc's. shareholder's equity
	Ordinary shares		Additional paid-in capital	Statutory reserves	Retained earnings (Accumulated deficits)	Accumulated other comprehensive income	Total AirMedia Group Inc.'s shareholders' equity	Noncontrolling interests	Total equity	Comprehensive income (loss) for the year
	Shares	Amount

Balance as of January 1, 2008	133,425,925	$133	$263,130	$1,782	$(10,317)	$2,877	$257,605	$(3)	$257,602

Ordinary shares issued for share based compensation	1,000,000	1	788	-	-	-	789	-	789
Provision for statutory reserve	-	-	-	3,811	(3,811)	-	-	-	-
Share-based compensation	-	-	4,963	-	-	-	4,963	-	4,963
Foreign currency translation adjustment	-	-	-	-	-	7,175	7,175	2	7,177	7,177
Net income	-	-	-	-	30,198	-	30,198	382	30,580	30,580
Noncontrolling interest acquired in business combinations of Flying Dragon	-	-	-	-	-	-	-	572	572

Balance as of December 31, 2008	134,425,925	134	268,881	5,593	16,070	10,052	300,730	953	301,683	37,757

Ordinary shares issued for share based compensation	46,566	1	1,279	-	-	-	1,280	-	1,280
Share repurchase	(3,293,004)	(3)	(7,384)	-	-	-	(7,387)	-	(7,387)
Provision for statutory reserve	-	-	-	1,319	(1,319)	-	-	-	-
Share-based compensation	-	-	5,766	-	-	-	5,766	-	5,766
Foreign currency translation adjustment	-	-	-	-	-	(108)	(108)	2	(106)	(106)
Net income/(loss)	-	-	-	-	(37,239)	-	(37,239)	211	(37,028)	(37,028)
Dividend declaration of a VIE's subsidiary	-	-	-	-	-	-	-	(124)	(124)
Incorporation of AM Jinshi, a majority-owned subsidiary	-	-	-	-	-	-	-	2,195	2,195

Balance as of December 31, 2009	131,179,487	132	268,542	6,912	(22,488)	9,944	263,042	3,237	266,279	(37,134)

Ordinary shares issued for share based compensation	725,524	-	1,163	-	-	-	1,163	-	1,163
Provision for statutory reserve	-	-	-	759	(759)	-	-	-	-
Share-based compensation	-	-	7,971	-	-	-	7,971	-	7,971
Foreign currency translation adjustment	-	-	-	-	-	8,409	8,409	62	8,471	8,471
Net income/(loss)	-	-	-	-	(4,917)	-	(4,917)	(2,666)	(7,583)	(7,583)
Noncontrolling interest acquired in business combination of Dongding	-	-	-	-	-	-	-	415	415

Balance as of December 31, 2010	131,905,011	$132	$277,676	$7,671	$(28,164)	$18,353	$275,668	$1,048	$276,716	$888

The accompanying notes are an integral part of these consolidated financial statements.

AIRMEDIA GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollars in thousands)

	For the years ended December 31,
	2008	2009	2010
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$30,580	$(37,028)	$(7,583)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Allowance for doubtful accounts	1,027	13,573	2,223
Depreciation and amortization	5,545	16,513	23,479
Share-based compensation	4,963	5,766	7,971
Share of loss (income) on equity method investments	325	(164)	(290)
Loss on disposal of property and equipment	1,180	1,097	518
Gain on sale/maturity of short-term investments	-	(360)	(511)
Gain on remeasurement of fair value of cost and equity method investment (net)	-	-	(919)
Impairment of intangible assets	-	-	1,000
Changes in assets and liabilities
Accounts receivable	(24,376)	(18,154)	(21,089)
Prepaid concession fees	(15,933)	17,246	(3,894)
Other current assets	(1,226)	(1,431)	4,540
Long term deposits	(8,882)	(1,086)	2,815
Amount due from related parties	-	-	(302)
Accounts payable	10,623	14,209	5,534
Amounts due to related parties	396	-	-
Accrued expenses and other current liabilities	2,357	(101)	262
Deferred revenue	(2,036)	6,530	(702)
Deferred tax assets (liabilities), net	(1,766)	(6,953)	(3,526)
Income tax payable	809	(799)	1,100

Net cash provided by operating activities	3,586	8,858	10,626

CASH FLOWS FROM INVESTING ACTIVITIES:
Payments for acquisition of business ( net of cash acquired of $2,351, $1,759 and $212 in 2008, 2009 and 2010, respectively)	562	(6,070)	(14,758)
Advance payment/payment for contingent consideration in connection with a business combination	(6,334)	-	(2,415)
Purchase of property and equipment	(50,412)	(28,702)	(8,910)
Proceeds from disposal of property and equipment	2	72	137
Purchase of intangible assets	-	(146)	-
Purchase of short-term investments	-	(219,972)	(307,511)
Proceeds from sale/maturity of short-term investments	-	219,782	308,737
Loan to related party	-	(5,575)	-
Restricted cash	-	(1,447)	(5,281)
Purchase of long-term investments	(1,181)	(586)	(367)
Proceeds from disposal of a long-term investment	671	-	-

Net cash used in investing activities	(56,692)	(42,644)	(30,368)

CASH FLOWS FROM FINANCING ACTIVITIES:
Share repurchase	-	(7,387)	-
Capital contribution from noncontrolling interest in the incorporation of AM Jinshi	-	2,195	-
Dividend paid to former shareholder of subsidiaries	-	-	(1,091)
Proceed from exercises of stock options	789	1,279	1,163

Net cash provided by (used in) financing activities	789	(3,913)	72

Effect of exchange rate changes	2,936	(81)	2,421

Net decrease in cash	(49,381)	(37,780)	(19,670)
Cash, at beginning of year	210,915	161,534	123,754

Cash, at end of year	$161,534	$123,754	$106,505

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid	$-	$197	$-
Income tax paid	$885	$1,721	$1,941

Fair value of property and equipment acquired in exchange of advertising services rendered	$1,041	$1,280	$262

The accompanying notes are an integral part of these consolidated financial statements.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Introduction of the Group

AirMedia Group Inc. ("AirMedia" or the "Company") was incorporated in the Cayman Islands on April 12, 2007.

AirMedia, its subsidiaries, its variable interest entities ("VIEs") and VIEs' subsidiaries (collectively referred to "AirMedia and its subsidiaries" or the "Group") operate its out-of-home advertising network, primarily air travel advertising network, in the People's Republic of China (the "PRC").

As of December 31, 2010, details of the Company's subsidiaries, VIEs and VIE's subsidiaries are as follows:

	Date of		Percentage of
	incorporation/	Place of	economic
Name	acquisition	incorporation	ownership
Intermediate Holding Company:
Broad Cosmos Enterprises Ltd.	June 26, 2006	British Virgin Islands ("BVI")	100%
AirMedia International Limited ("AM International")	July 14, 2007	BVI	100%
AirMedia (China) Limited ("AM China")	August 5, 2005	Hong Kong	100%
Excel Lead International Limited ("Excel Lead")	August 1, 2008	BVI	100%
Dominant City Ltd. ("Dominant City")	July 1, 2009	BVI	100%
Easy Shop Ltd. ("Easy Shop")	January 1, 2010	BVI	100%
Subsidiaries:
AirMedia Technology (Beijing) Co., Ltd. ("AM Technology")	September 19, 2005	the PRC	100%
Shenzhen AirMedia Information Technology Co., Ltd.	June 6, 2006	the PRC	100%
("Shenzhen AM")
Xi'an AirMedia Chuangyi Technology Co., Ltd. ("Xi'an AM")	December 31, 2007	the PRC	100%
Royal Mart Limited ("Royal Mart")	December 24, 2007	Hong Kong	100%
Glorious Star Investment Limited ("Glorious Star")	August 1, 2008	Hong Kong	100%
VIEs:
Beijing Shengshi Lianhe Advertising Co., Ltd. ("Shengshi Lianhe")	August 7, 2005	the PRC	100%
Beijing AirMedia Advertising Co., Ltd. ("AM Advertising")	November 22, 2005	the PRC	100%
Beijing AirMedia UC Advertising Co. Ltd. ("AirMedia UC")	January 1, 2007	the PRC	100%
Beijing Yuehang Digital Media Advertising Co. Ltd. ("AM Yuehang")	January 16, 2008	the PRC	100%

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Introduction of the Group - continued

	Date of		Percentage of
	incorporation/	Place of	economic
Name	acquisition	incorporation	ownership

VIE's subsidiaries:
AirTV United Media & Culture Co., Ltd. ("AirTV United")	October 10, 2006	the PRC	75%
Beijing AirMedia Film & TV Culture Co. Ltd. ("AM Film")	September 13, 2007	the PRC	100%
Flying Dragon Media Advertising Co., Ltd. ("Flying Dragon")	August 1, 2008	the PRC	80%
Wenzhou AirMedia Advertising Co., Ltd. ("AM Wenzhou")	October 17, 2008	the PRC	100%
Beijing Weimei Shengshi Advertising Co., Ltd. ("Weimei Shengshi")	March 16, 2009	the PRC	100%
Beijing Weimei Lianhe Advertising Co., Ltd. ("Weimei Lianhe")	March 10, 2009	the PRC	100%
Beiijng Shengshi Lixin Culture & Media Co., Ltd. ("Shengshi Lixin")	June 1, 2009	the PRC	100%
Hainan Jinhui Guangming Media Advertising Co., Ltd. ("Hainan Jinhui")	June 23, 2009	the PRC	100%
Beijing Union of Friendship Advertising Media Co. Ltd. ("Youtong")	July 1, 2009	the PRC	100%
Beijing AirMedia Jinshi Advertising Co., Ltd. ("AM Jinshi")	July 7, 2009	the PRC	80%
Tianjin AirMedia Jinshi Advertising Co., Ltd. ("TJ Jinshi")	September 8, 2009	the PRC	100%
Tianjin AirMedia Advertising Co., Ltd. ("TJ AM")	September 21, 2009	the PRC	100%
AirMedia City (Beijing) Outdoor Advertising Co., Ltd. ("AM Outdoor")	January 1, 2010	the PRC	100%
Beijing Dongding Gongyi Advertising Co., Ltd. ("Dongding")	February 1, 2010	the PRC	75%

The VIE arrangements

Chinese regulations currently limit foreign ownership of companies that provide advertising services, including out-of-home television advertising services. Since December 30, 2005, foreign investors have been permitted to own directly 100% interest in PRC advertising companies if the foreign investor has at least three years of direct operations outside of the PRC.

One of the Company's subsidiaries, AM China, has been engaged in the advertising business in Hong Kong since September 2008. Since it has not been involved in advertising outside of the PRC for the required number of years as required under the PRC laws and regulations as of December 31, 2010, the PRC subsidiaries of the Group, AM Technology, Shenzhen AM and Xi'an AM which are considered foreign-invested, are currently ineligible to apply for the required advertising service licenses in the PRC.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

The Group therefore conducts substantially all of its activities through the VIEs, i.e. Shengshi Lianhe, AM Advertising, AirMedia UC and AM Yuehang, and the VIEs' subsidiaries. The VIEs have entered into a series of agreements with AM Technology as below:

Technology support and service agreement: AM Technology provides exclusive technology supports and consulting services to the VIEs and VIEs are required to pay AM Technology for the technical and consulting services they are provided. The VIEs pay to AM Technology annual service fees in the amount that guarantee that the VIEs can achieve, after deducting such service fees payable to AM Technology, a net cost-plus rate of no less than 0.5% in the case of AM Advertising, Shengshi Lianhe and AirMedia UC, or 1.0% in the case of AM Yuehang, which final rate should be determined by AM Technology. The "net cost-plus rate" refers to the operating profit as a percentage of total costs and expenses of a certain entity.

Technology development agreement: VIEs exclusively engage AM Technology to provide technology development services. AM Technology owns the intellectual property rights developed in the performance of these agreements. The VIEs pay to AM Technology annual service fees in the amount that guarantee that the VIEs can achieve, after deducting such service fees payable to AM Technology, a net cost-plus rate of no less than 0.5% in the case of AM Advertising, Shengshi Lianhe and AirMedia UC, which final rate should be determined by AM Technology. The "net cost-plus rate" refers to the operating profit as a percentage of total costs and expenses of a certain entity.

Call option agreement: Under the call option agreements, the shareholders of VIEs irrevocably granted AM Technology or its designated third party an exclusive option to purchase from VIEs' shareholders, to the extent permitted under PRC law, all the equity interests in the VIEs, as the case may be, for the minimum amount of consideration permitted by the applicable law without any other conditions. In addition, AM Technology will act as guarantor of VIEs in all operation related contracts, agreements and transactions and commit to provide loans to support the business development needs of VIEs or when the VIEs are suffering operating difficulties.

Equity pledge agreement: Under the equity pledge, the shareholders of the VIEs pledged all of their equity interests, including the right to receive declared dividends, in the VIEs to AM Technology to guarantee VIEs' performance of its obligations under the technology support and service agreement and the technology development agreement.

Authorization letter: Each shareholder of the VIEs has executed an authorization letter to authorize AM Technology to exercise certain of its rights, including voting rights, the rights to enter into legal documents and the rights to transfer any or all of its equity interest in the VIEs. Such authorization letters will remain effective during the operating periods of the VIEs.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

Through the above contractual arrangements, AM Technology has obtained 100% of shareholders' voting interest in the VIEs, has the right to receive all dividends declared and paid by the VIEs and may receive substantially all of the net income of the VIEs through the technical support and service fees as determined by AM Technology. As a result, AM Technology receives substantially all of the VIEs' expected residual returns and holds variable interests in the VIEs. Since AM Technology is the primary beneficiary of the VIE arrangement, the VIEs' financial position and financial results are consolidated in the Group's financial statements.

Other than the contractual arrangements described above, because the management and certain employees of AM Technology also serve in the VIEs as management or employees, certain operating costs paid by AM Technology, such as payroll costs and office rental, were recharged to the VIEs.

In June 2009, the Financial Accounting Standards Board ("FASB") issued an authoritative pronouncement to amend the accounting rules for VIEs. The amendments effectively replace the quantitative-based risks-and-rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a VIE with an approach focused on identifying which reporting entity has (1) the power to direct the activities of a VIE that most significantly affect the entity's economic performance and (2) the obligation to absorb losses of, or the right to receive benefits from, the entity. Additionally, an enterprise is required to assess whether it has an implicit financial responsibility to ensure that a VIE operates as designed when determining whether it has the power to direct the activities of the VIEs that most significantly impact the entity's economic performance. The new guidance also requires additional disclosures about a reporting entity's involvement with VIEs and about any significant changes in risk exposure as a result of that involvement.

The Group adopted the new guidance on January 1, 2010 and the disclosure requirements of the new guidance were retrospectively applied for all the periods presented in this consolidated financial statements.

The Group has had four VIEs, AM Advertising, Shengshi Lianhe, AirMedia UC and AM Yuehang, which have been consolidated under the authoritative literature prior to the amendment discussed above because the Group was the primary beneficiary of the entity. Because the Group, through its wholly owned subsidiary, has (1) the power to direct the activities of the VIEs that most significantly affect its economic performance and (2) the right to receive benefits from the VIEs, the Group continues to consolidate the VIEs upon the adoption of the new guidance which therefore, other than for additional disclosures, had no accounting impact.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Risks in relation to the VIE structure

The Group believes that the VIE arrangements are in compliance with PRC law and are legally enforceable. The shareholders of the VIEs are also shareholders of the Group and therefore have no current interest in seeking to act contrary to the contractual arrangements. However, uncertainties in the PRC legal system could limit the Group's ability to enforce these contractual arrangements and if the shareholders of the VIEs were to reduce their interest in the Group, their interests may diverge from that of the Group and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIEs not to pay the service fees when required to do so.

The Group's ability to control the VIEs also depends on the power of attorney AM Technology has to vote on all matters requiring shareholder approval in the VIEs. As noted above, the Group believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

In addition, if the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the PRC government could:

revoking the business and operating licenses of the Group's PRC subsidiaries and affiliates;
discontinuing or restricting the Group's PRC subsidiaries' and affiliates' operations;
imposing conditions or requirements with which the Group or its PRC subsidiaries and affiliates may not be able to comply; or
requiring the Group or its PRC subsidiaries and affiliates to restructure the relevant ownership structure or operations;

The imposition of any of these penalties may result in a material and adverse effect on the Group's ability to conduct the Group's business. In addition, if the imposition of any of these penalties causes the Group to lose the rights to direct the activities of the VIEs and its subsidiaries or the right to receive their economic benefits, the Group would no longer be able to consolidate the VIEs. The Group does not believe that any penalties imposed or actions taken by the PRC Government would result in the liquidation of the Group, AM Technology, or the VIEs.

There are no consolidated VIEs' assets that are collateral for the VIE's obligations and can only be used to settle the VIEs' obligations.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Risks in relation to the VIE structure - continued

The following financial statement amounts and balances of Air Media's VIEs were included in the accompanying consolidated financial statements as of and for the years ended December 31:

	As of December 31,
	2009	2010
Total current assets	$118,803	$151,286
Total non-current assets	34,726	64,835
Total assets	153,529	216,121
Total current liabilities	43,302	59,448
Total non-current liabilities	3,155	4,761
Total liabilities	$46,457	$64,209

	For the years ended December 31,
	2008	2009	2010
Net revenues	$119,521	$148,868	$229,989
Net (loss)/income	(4,182)	(34,425)	7,425
Net cash provided by (used in) operating activities	22,368	11,361	(1,445)
Net cash used in investing activities	2,877	(14,265)	(11,664)
Net cash provided by (used in) financing activities	145	2,195	(1,091)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America ("US GAAP").

(b)	Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, its VIEs and its VIE's subsidiaries. All inter-company transactions and balances have been eliminated upon consolidation.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(c)	Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the financial statements and accompanying notes, including allowance for doubtful accounts, the useful lives of and impairment of property and equipment and intangible assets, impairment of long-term investments, impairment of goodwill, forfeiture rate used in estimation of stock-based compensation, purchase price allocation for business acquisition and valuation allowance for deferred tax assets. Actual results could differ from those estimates.

(d)	Significant risks and uncertainties

The Group participates in a dynamic industry and believes that changes in any of the following areas could have a material adverse effect on the Group's future financial position, results of operations, or cash flows: the Group's limited operating history; advances and trends in new technologies and industry standards; competition from other competitors; regulatory or other PRC related factors; risks associated with the Group's ability to attract and retain employees necessary to support its growth; risks associated with the Group's growth strategies; and general risks associated with the advertising industry.

(e)	Fair value

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

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(e)	Fair value - continued

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

The Group had an available-for-sale short-term investment that is measured at fair value on recurring basis as of December 31, 2009 based on level 1 inputs and did not have any financial assets and liabilities or nonfinancial assets and liabilities that are measured at fair value on recurring basis as of December 31, 2010.

The Group's financial assets and liabilities measured at fair value on a non-recurring basis include acquired assets and liabilities based on level 3 inputs in connection with business combinations.

The Group's financial instruments include cash, restricted cash, accounts receivable, accounts payable, amounts due to related parties, and amounts due from related parties, the carrying amounts of which approximate their fair values due to their short-term maturity.

The fair value of the long-term investments is not disclosed because it is not readily determinable.

(f)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid deposits which are unrestricted as to withdrawal or use, and which have original maturities of three months or less when purchased.

(g)	Restricted cash

Restricted cash represented the bank deposits in escrow accounts as the performance security for certain concession right agreements.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(h)	Short-term investments

Short term investments are comprised of marketable debt securities, which are classified as held-to-maturity or available-for-sale. Short term investments are classified as held-to- maturity when the Group has the positive intent and ability to hold the securities to maturity. Short term investments classified as held-to-maturity are carried at their amortized costs. The Group did not hold held-to-maturity securities as of December 31, 2009 and 2010, respectively. Short term investments classified as available-for-sale are carried at their fair values and the unrealized gains or losses from the changes in fair values are included in accumulated other comprehensive income. Available-for-sale securities are classified as current assets on the consolidated balance sheets because they are available for immediate sale.

The Group reviews its short-term investments for other-than-temporary impairment based on the specific identification method. The Group considers available quantitative and qualitative evidence in evaluating potential impairment of its short-term investments. If the cost of an investment exceeds the investment's fair value, the Group considers, among other factors, general market conditions, government economic plans, the duration and the extent to which the fair value of the investment is less than the cost, and the Group's intent and ability to hold the investment. The Group did not recognize any other-than-temporary impairment on short term investments historically.

(i)	Property and equipment, net

Property and equipment, net, are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated on a straight-line basis over the following estimated useful lives:

Digital display network equipment	5 years
Gas station display network equipment	5 years
Furniture and fixture	5 years
Computer and office equipment	5 years
Vehicle	5 years
Software	5 years
Property	50 years
Leasehold improvement	Shorter of the term of the lease or the estimated useful lives of the assets

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(j)	Impairment of long-lived assets and intangible assets with definite life

The Group evaluates the recoverability of its long-lived assets, including intangible assets with definite life, whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the excess of carrying amount over the fair value of the assets.

The Group has determined to perform the annual impairment tests on December 31 of each year. The Group incurred impairment loss of nil, nil and $1,000 on intangible assets with definite life for the years ended December 31, 2008, 2009 and 2010, respectively. Due to the actual sales and profits for Dongding were below forecast in the year ended December 31, 2010, the future undiscounted cash flow the definite-lived intangible assets were expected to generate was less than the carrying amount as of December 31, 2010 and $1,000 impairment loss was recognized for the year ended December 31, 2010.

(k)	Impairment of goodwill

The Group annually, or more frequently if the Group believes indicators of impairment exist, reviews the carrying value of goodwill to determine whether impairment may exist.

Specifically, goodwill impairment is determined using a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of the affected reporting unit's goodwill to the carrying value of that goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. Estimating fair value is performed by utilizing various valuation techniques, with the primary technique being a discounted cash flow.

The Group has determined to perform the annual impairment tests on December 31 of each year. The Group did not incur any impairment loss on goodwill for the years ended December 31, 2008, 2009 or 2010.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(l)	Equity method investments

Investee companies over which the Company has the ability to exercise significant influence, but does not have a controlling interest are accounted for using the equity method. Significant influence is generally considered to exist when the Company has an ownership interest in the voting stock of the investee between 20% and 50%, and other factors, such as representation on the investee's Board of Directors, voting rights and the impact of commercial arrangements, are considered in determining whether the equity method of accounting is appropriate.

(m)	Cost method investment

For investments in an investee over which the Group does not have significant influence, the Group carries the investment at cost and recognizes income as any dividends declared from distribution of investee's earnings. The Group reviews the cost method investments for impairment whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable. An impairment loss is recognized in earnings equal to the difference between the investment's cost and its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value of the investment would then become the new cost basis of the investment. No impairment charges were recorded during the years presented.

(n)	Business combinations

Business combinations are recorded using the purchase method of accounting. On January 1, 2009, the Group adopted a new accounting pronouncement with prospective application which made certain changes to the previous authoritative literature on business combinations. From January 1, 2009, the assets acquired, the liabilities assumed, and any noncontrolling interest of the acquiree at the acquisition date, if any, are measured at their fair values as of that date. Goodwill is recognized and measured as the excess of the total consideration transferred plus the fair value of any noncontrolling interest of the acquiree, if any, at the acquisition date over the fair values of the identifiable net assets acquired. Previously, any non-controlling interest was reflected at historical cost. Common forms of the consideration made in acquisitions include cash and common equity instruments. Consideration transferred in a business acquisition is measured at the fair value as of the date of acquisition. For shares issued in a business combination, the Group has estimated the fair value as of the date of acquisition.

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

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(o)	Acquired intangible assets

Acquired intangible assets with finite lives are carried at cost less accumulated amortization. Amortization of finite-lived intangible assets is computed using the straight- line method over the following estimated economic lives:

TV program license	20 years
Audio-vision programming & broadcasting qualification	19.5 years
Customer relationships	3-3.4 years
Contract backlog	1.2-3 years
Concession agreements	3.8-10 years
Non-compete agreements	4.4 years

(p)	Revenue recognition

The Group's revenues are derived from selling advertising time slots on the Group's advertising networks, primarily air travel advertising network. For the years ended December 31, 2008, 2009 and 2010, the advertising revenues were generated from digital frames in airports, digital TV screens in airports, digital TV screens on airlines, traditional media in airports, gas station media network and other media.

The Group typically signs standard contracts with its advertising customers, who require the Group to run the advertiser's advertisements on the Group's network in specified locations for a period of time. The Group recognizes advertising revenues ratably over the performance period for which the advertisements are displayed, so long as collection of the fees remains probable.

The Group also wholesales the advertising platforms such as scrolling light boxes and billboards in the gas stations located in some major cities, except Beijing, Shanghai and Shenzhen, to advertising agents, and signs fixed fee contracts with the agents for a specified period. The revenue is recognized on a straight-line basis over the specified period.

Deferred revenue

Prepayments from customers for advertising service are deferred and recognized as revenue when the advertising services are rendered.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(p)	Revenue recognition - continued

Non-monetary exchanges

The Group periodically exchanges advertising time slots and locations with other entities for assets or services, such as digital screen network equipment and office rental. The Group recognizes revenues and assets/expenses of the exchanges based on the fair value of the advertising provided, which can be determined based on the Group's historical practice of receiving cash. The amounts of revenues recognized for nonmonetary transactions were $1,049, $739 and $1,244 for the years ended December 31, 2008, 2009 and 2010, respectively. No direct costs are attributable to the revenues.

(q)	Business tax and other sale related taxes

The Group's PRC subsidiaries, VIEs and VIEs' subsidiaries are subject to business tax and other sale related taxes at the rate of 8.5% on total revenues after deduction of certain costs of revenues permitted by the PRC tax laws. Business tax is recorded as a deduction to revenue when incurred.

(r)	Concession fees

The Group enters concession right agreements with vendors such as airports, airlines and a petroleum company, under which the Group obtains the right to use the spaces or equipment of the vendors to display the advertisements. The concession right agreements are treated as operating lease arrangements.

Fees under concession right agreements are usually due every three, six or twelve months. Payments made are recorded as current assets and current liabilities according to the respective payment terms. Most of the concession fees with airports and airlines are fixed with escalation, which means fixed increase over each year of the agreements. The total concession fee under the concession right agreements with airports and airlines is charged to the consolidated statements of operations on a straight-line basis over the agreement periods, which is generally between three and five years.

The fee structure of the concession right agreement with the petroleum company is based on the actual number of developed gas stations and associated standard annual concession fee for each developed gas station. Each gas station has its specific lease term starting from the time when it is actually put into operation. The calculation of rental payments is based on how many months the gas stations are actually put into operation during the year and the standard annual concession fee determined based on the location of the gas station. Accordingly, each gas station is treated as a separate lease and rental payments are recognized on a straight-line basis over its lease term. The annual concession fee to-be- paid is in an amount which is the greater of the calculated actual concession fee and a fixed minimum payment.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(s)	Agency fees

The Group pays fees to advertising agencies based on certain percentage of revenues made through the advertising agencies upon receipt of payment from advertisers. The agency fees are charged to cost of revenues in the consolidated statements of operations ratably over the period in which the advertising is displayed. Prepaid and accrued agency fees are recorded as current assets and current liabilities according to relative timing of payments made and advertising service provided.

(t)	Other operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating lease. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease periods.

(u)	Advertising costs

The Group expenses advertising costs as incurred. Total advertising expenses were $1,430, $1,142 and $558 for the years ended December 31, 2008, 2009 and 2010, respectively, and have been included as part of selling and marketing expenses.

(v)	Payment by depositary

The depositary of the Company's American Depositary Shares ("ADS") has agreed to reimburse the Group for certain qualified expenses incurred. There are limits on the amount to be reimbursed the Company, but the amount of reimbursement available to the Company is not necessarily tied to the amount of fees the depositary collects from investors. The Company recognizes the reimbursable amounts in other income on the consolidated statements of operations on a straight-line basis over the contract term with the depositary. The Group has recorded $539, $539 and $539 in other income for the years ended December 31, 2008, 2009 and 2010, respectively.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(w)	Foreign currency translation

The functional and reporting currency of the Company and the Company's subsidiaries domiciled in BVI and Hong Kong are the United States dollar ("U.S. dollar"). The financial records of the Company's other subsidiaries, VIEs and VIEs' subsidiaries located in the PRC are maintained in their local currency, the Renminbi ("RMB"), which are the functional currency of these entities.

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

The Group's entities with functional currency of RMB translate their operating results and financial position into the U.S. dollar, the Company's reporting currency. Assets and liabilities are translated using the exchange rates in effect on the balance sheet date. Revenues, expenses, gains and losses are translated using the average rate for the year. Retained earnings and equity are translated using the historical rate. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income.

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

The impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than not to be sustained upon audit by the relevant tax authorities. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, the Group classifies the interest and penalties, if any, as a component of the income tax position.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(y)	Share based payments

Share-based payment transactions with employees are measured based on the grant date fair value of the equity instrument issued, and recognized as compensation expenses over the requisite service periods based on a straight-line method, with a corresponding impact reflected in additional paid-in capital.

Share-based payment transactions with non-employees are accounted for as share based compensation expenses in accordance with the guidance regarding accounting for equity instruments that are issued to other than employees for acquiring, or in conjunction with selling, goods or services.

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

The Group conducts credit evaluations of clients and generally do not require collateral or other security from clients. The Group establishes an allowance for doubtful accounts based upon estimates, historical experience and other factors surrounding the credit risk of specific clients. The amount of receivables ultimately not collected by the Group has generally been consistent with expectations and the allowance established for doubtful accounts. If the frequency and amount of customer defaults change due to the clients' financial condition or general economic conditions, the allowance for uncollectible accounts may require adjustment. As a result, the Group continuously monitors outstanding receivables and adjust allowances for accounts where collection may be in doubt.

(bb)	Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and accounts receivable. The Group places their cash with financial institutions with high-credit rating and quality.

The Group conducts credit evaluations of customers and generally do not require collateral or other security from their customers. The Group establishes an allowance for doubtful accounts primarily based upon the age of the receivables and factors relevant to determining the credit risk of specific customers. The amount of receivables ultimately not collected by the Group has generally been consistent with management's expectations and the allowance established for doubtful accounts.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(bb)	Concentration of credit risk - continued

There was no customer, which accounted for 10% or more of total revenues, for each of the years ended December 31, 2008, 2009 and 2010, respectively and there was no customer accounting for 10% or more of accounts receivable as of December 31, 2009 and 2010, respectively.

(cc)	Net income/(loss) per share

Basic net income/(loss) per share are computed by dividing net income/(loss) attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. Diluted net income/(loss) reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares (common stock options and warrants and their equivalents using the treasury stock method) were exercised or converted into ordinary shares. Potential common shares in the diluted net income/(loss) per share computation are excluded in periods of losses from continuing operations, as their effect would be antidilutive.

(dd)	Recently issued accounting pronouncements

In October 2009, the FASB issued an authoritative pronouncement regarding revenue arrangements with multiple deliverables. This pronouncement was issued in response to practice concerns related to accounting for revenue arrangements with multiple deliverables under the existing pronouncement. Although the new pronouncement retains the criteria from the existing pronouncement for when delivered items in a multiple- deliverable arrangement should be considered separate units of accounting, it removes the separation criterion under the existing pronouncement that objective and reliable evidence of the fair value of any undelivered items must exist for the delivered items to be considered a separate unit or separate units of accounting. The new pronouncement is effective for fiscal years beginning on or after June 15, 2010. Entities can elect to apply this pronouncement prospectively to new or materially modified arrangements after the pronouncement's effective date or retrospectively for all periods presented. Early application is permitted; however, if the entity elects prospective application and early adopts this pronouncement after its first interim reporting period, it must also retrospectively apply this pronouncement as of the beginning of that fiscal year and disclose the effect of the retrospective adjustments on the prior interim periods' revenue, income before taxes, net income, and net income/(loss) per share. The Group is in the process of evaluating the effect of adoption of this pronouncement.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(dd)	Recently issued accounting standards - continued

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

In April 2010, FASB issued an authoritative pronouncement regarding the effect of denominating the exercise price of a share-based payment award in the currency of the market in which the underlying equity securities trades and that currency is different from (1) entity's functional currency, (2) functional currency of the foreign operation for which the employee provides services, and (3) payroll currency of the employee. The guidance clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity's equity securities trades should be considered an equity award assuming all other criteria for equity classification are met. The pronouncement will be effective for interim and annual periods beginning on or after December 15, 2010, and will be applied prospectively. Affected entities will be required to record a cumulative catch-up adjustment for all awards outstanding as of the beginning of the annual period in which the guidance is adopted. The Group is in the process of evaluating the effect of adoption of this pronouncement.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(dd)	Recently issued accounting standards - continued

In December 2010, the FASB issued an authoritative pronouncement on when to perform Step 2 of the goodwill impairment test for reporting units with zero or negative carrying amounts. The amendments in this update modify Step 1 so that for those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with existing guidance, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. For public entities, the guidance is effective for impairment tests performed during entities' fiscal years (and interim periods within those years) that begin after December 15, 2010. Early adoption will not be permitted. For nonpublic entities, the guidance is effective for impairment tests performed during entities' fiscal years (and interim periods within those years) that begin after December 15, 2011. Early application for nonpublic entities is permitted; nonpublic entities that elect early application will use the same effective date as that for public entities. The Company does not expect the adoption of this pronouncement to have a significant impact on its financial condition or results of operations.

In December 2010, the FASB issued an authoritative pronouncement on disclosure of supplementary pro forma information for business combinations. The objective of this guidance is to address diversity in practice regarding the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. The amendments in this update specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable t the business combination included in the reported pro forma revenue and earnings. The amendments affect any public entity as defined by Topic 805 that enters into business combinations that are material on an individual or aggregate basis. The amendments will be effective for business combinations consummated in periods beginning after December 15, 2010, and should be applied prospectively as of the date of adoption. Early adoption is permitted. The Company does not expect the adoption of this pronouncement to have a significant impact on its financial condition or results of operations.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
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

Geographic information

The Group primarily operates in the PRC and substantially all of the Group's long-lived assets are located in the PRC.

Revenue by service categories

	For the years ended December 31,
	2008	2009	2010

Revenues:
Air Travel Media Network:
Digital frames in airports	$45,011	$66,255	$113,196
Digital TV screens in airports	47,591	37,260	28,905
Digital TV screens on airplanes	19,227	17,082	27,564
Traditional media in airports	6,490	27,192	48,418
Other revenues in air travel	7,221	4,639	4,063
Gas station Media Network	-	102	3,664
Other Media	-	-	10,650

	$125,540	$152,530	$236,460

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share data)

4.	BUSINESS ACQUISITION

(a)	Acquisition of Advertising Business on Gate Bridges in Airports

In July 2008, the Group acquired 100% of the equity interest in Excel Lead and 80% of the equity interest in Flying Dragon, which operate the advertising business on gate bridges in 10 airports in mainland China. The transaction further expanded the Group's air travel advertising network to cover the advertising business on gate bridges in airports, and diversified its media resources to include billboard advertisements.

The consideration for the acquisitions comprised of:

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

The 20% interest held by other shareholders of Flying Dragon was recorded as non-controlling interest in the consolidated balance sheets and statements of operations.

The purchase price for the acquisitions was allocated as follows:

		Amortization
		period

Cash acquired	$2,351
Accounts receivable	149
Other current assets	3,498
Property and equipment	12
Intangible assets:
Customer relationships	699	3.4 years
Contract backlog	1,461	1.2 years
Concession agreements	2,547	3.8 years
Non-compete agreements	172	4.4 years
Deferred revenue	(3,076)
Other current liabilities	(73)
Deferred tax liabilities	(1,220)
Noncontrolling interests	(571)

Total consideration	$5,949

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share data)

4.	BUSINESS ACQUISITION - continued

(a)	Acquisition of Advertising Business on Gate Bridges in Airports - continued

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

The amount of contingent consideration, based on the after-tax net profit of the acquired business in 2009 and 2010, was finally determined to be $6,507 and $2,868 in 2009 and 2010, respectively. The excess of contingent consideration over consideration payable in respect of the acquisition of $4,687 and $2,868 was recorded as an addition to goodwill in 2009 and 2010, respectively (see Note 11).

See following for the movement of the advance payment in connection with the business acquisition of advertising business on gate bridges in airports and contingent consideration liability accounts:

	Advance payment
	in connection	Contingent
	with business	consideration
	acquisition	liability

As of July 2008 (date of acquisition)	$6,334	$(4,160)
Contingent consideration for 2008	(2,340)	2,340
Balance as of December 31, 2008	3,994	(1,820)
Contingent consideration for 2009	(6,507)	6,507
Balance as of December 31, 2009	(2,513)	4,687
Contingent consideration paid in 2010	2,415	-
Contingent consideration for 2010	(2,868)	2,868
Exchange difference	-	245
Balance as of December 31, 2010	$(2,966)	$7,800

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share data)

4.	BUSINESS ACQUISITION - continued

(a)	Acquisition of Advertising Business on Gate Bridges in Airports - continued

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

For the year
ended December 31, 2008
(unaudited)

Pro forma revenues	$132,096
Pro forma net income	32,061
Pro forma net income per ordinary share-basic	0.23
Pro forma net income per ordinary share-diluted	0.22

(b)	Acquisition of Dominant City and Youtong

In July 2009, the Group acquired 100% of the equity interests in Dominant City and Youtong, which operate various media resources in a number of airports including Guangzhou and Hangzhou airports in the PRC, with a cash consideration of $7,829. The transaction further expanded the concession rights of the Group, and expanded the Group's air travel advertising network in more airports in the PRC.

The transaction was considered as an acquisition of a business and accordingly the purchase method of accounting has been applied. The acquired net assets were recorded at their estimated fair values on the acquisition date. The acquired goodwill is not deductible for tax purposes.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share data)

4.	BUSINESS ACQUISITION - continued

(b)	Acquisition of Dominant City and Youtong - continued

The purchase price for the acquisitions was allocated as follows:

		Amortization
		period

Cash acquired	$1,759
Other current assets	82
Property and equipment	217
Intangible assets:
Concession agreements	4,525	5 years
Deferred revenue	(15)
Other current liabilities	(1,988)
Deferred tax liabilities	(1,131)
Goodwill	4,380

Total consideration	$7,829

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

	For the years
	ended December 31,
	2008	2009
	(unaudited)	(unaudited)

Pro forma revenues	$125,700	$152,551
Pro forma net income/(loss)	28,619	(38,045)
Pro forma net income/(loss) per ordinary share-basic	0.21	(0.29)
Pro forma net income/(loss) per ordinary share-diluted	0.21	(0.29)

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share data)

4.	BUSINESS ACQUISITION - continued

(c)	Acquisition of Easy Shop and AM Outdoor

In January 2010, the Group acquired 100% of the equity interest in Easy Shop Ltd. and the additional 90% of the equity interest in AM Outdoor, with cash considerations of $13,935. The fair value of the acquired entities was of $15,223. The Group held 10% equity interest in AM Outdoor before the transaction as set out in Note 6.

The transaction was considered as a business acquisition achieved in stages and accordingly the purchase method of accounting has been applied. The acquired net assets were recorded at their estimated fair values on the acquisition date. The acquired goodwill is not deductible for tax purposes.

The purchase price for the acquisitions was preliminarily allocated as follows:

		Amortization
		period

Cash acquired	$209
Other current assets	16,559
Property and equipment	67
Intangible assets:
Contract backlog	340	3 years
Customer relationship	677	3 years
Concession agreements	7,646	7 years
Current liabilities	(15,299)
Deferred tax liabilities	(2,166)
Goodwill	7,190

Total	15,223
Represented by:
Cash consideration	13,935
Remeasurement of fair value of previously
held 10% interest	1,288

Total	$15,223

The fair value of the total equity interests of AM Outdoor, including the existing 10% and the newly acquired 90% interest on the acquisition date was evaluated. The remeasurement of fair value of previously held 10% interest was $1,288, resulting in a gain of $1,139 in the statements of operations for the year ended December 31, 2010.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share data)

4.	BUSINESS ACQUISITION - continued

(c)	Acquisition of Easy Shop and AM Outdoor - continued

The following unaudited pro forma information summarizes the results of operations for the years ended December 31, 2009 and 2010 of the Group as if the acquisition had occurred on January 1, 2009 and 2010, respectively. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition been completed at the beginning of the period indicated, nor is it indicative of future operating results:

	For the years
	ended December 31,
	2009	2010
	(unaudited)	(unaudited)

Pro forma revenues	$158,988	$236,460
Pro forma net loss	(37,053)	(4,917)
Pro forma net loss per ordinary share-basic	(0.28)	(0.04)
Pro forma net loss per ordinary share-diluted	(0.28)	(0.04)

(d)	Acquisition of Dongding

In February 2010, the Group acquired an additional 45% of the equity interest in Dongding, with cash considerations of $899. The fair value of the acquired entity was of $1,811. The Group held 30% equity interest in the entity before the transaction as set out in Note 6.

The transaction was considered as a business acquisition achieved in stages and accordingly the purchase method of accounting has been applied. The acquired net assets were recorded at their estimated fair values on the acquisition date. The acquired goodwill is not deductible for tax purposes.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share data)

4.	BUSINESS ACQUISITION - continued

(d)	Acquisition of Dongding - continued

The purchase price was preliminarily allocated as follows:

		Amortization
		period

Cash acquired	$3
Other current assets	36
Property and equipment	102
Intangible assets:
Concession agreements	1,798	10 years
Current liabilities	(611)
Deferred tax liabilities	(449)
Goodwill	932

Total	1,811
Represented by:
Cash consideration	498
Remeasurement of fair value of previously held 30% interest	899
Fair value of 25% noncontrolling interest	414

Total	$1,811

The fair value of the total equity interests of Dongding, including the existing 30% and the newly acquired 45% interest and the 25% non-controlling interest on the acquisition date were evaluated. The remeasurement of fair value of previously held 30% interest was $498, resulting in a loss of $220 in the statements of operations for the year ended December 31, 2010.

The following unaudited pro forma information summarizes the results of operations for the years ended December 31, 2009 and 2010 of the Group as if the acquisition had occurred on January 1, 2009 and 2010, respectively. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition been completed at the beginning of the period indicated, nor is it indicative of future operating results:

	For the years
	ended December 31,
	2009	2010
	(unaudited)	(unaudited)

Pro forma revenues	$153,304	$236,491
Pro forma net loss	(37,449)	(4,956)
Pro forma net loss per ordinary share-basic	(0.29)	(0.04)
Pro forma net loss per ordinary share-diluted	(0.29)	(0.04)

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share data)

5.	SHORT-TERM INVESTMENT

The Group did not hold trading or held-to-maturity investments as of December 31, 2009 and 2010, respectively.

As of December 31, 2009, the Group's available-for-sale securities consist of an investment portfolio issued by a major financial institution in China. The portfolio can be redeemable at anytime within the three-year term at an amount equal to the principal plus accumulated interests calculated at daily interest rates announced by the financial institution and quoted prices in active markets for the portfolio exist. Accordingly, the fair value of the security is measured based on Level 1 input. The security was carried at the cost of $586 as of December 31, 2009, which approximated its fair value due to the short period from the date of purchase to December 31, 2009.

6.	LONG-TERM INVESTMENTS

(a)	Equity method investments

The Group had the following equity method investments:

	As of December 31,
	2009		2010
		Carrying		Carrying
Name of company	Percentage	value	Percentage	value
	%		%

Beijing Eastern Media Corporation, Ltd. ("BEMC") (1)	49	$1,112	49	$1,335
Beijing Dongding Gongyi Advertising Media Ltd. ("Dongding") (2)	30	726	-	-

		$1,838		$1,335

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share data)

6.	LONG-TERM INVESTMENTS - continued

(a)	Equity method investments - continued

(1)	In March 2008, the Group entered into a definitive agreement with China Eastern Media Corporation, Ltd., a subsidiary of China Eastern Group and China Eastern Airlines Corporation Limited operating the media resources of China Eastern Group, to establish a joint venture, BEMC. BEMC was incorporated on March 18, 2008 in the PRC with China Eastern Media Corporation and the Group holding 51% and 49% equity interest, respectively. BEMC obtained concession rights of certain media resources from China Eastern Group, including the digital TV screens on airplanes of China Eastern Airlines, and paid concession fees to its shareholders as consideration. The total paid-in capital of BEMC was $2,119, which was contributed by both parties proportionately.

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

In February 2010, AirMedia acquired an additional 45% of the equity interest in Dongding as set out in more detail in Note 4.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share data)

6.	LONG-TERM INVESTMENTS - continued

(a)	Equity method investments - continued

The financial statement amounts and balances of the equity method investments as shown in its financial statements were as follows:

	As of and for the
	years ended December 31,
	2009	2010

Total current assets	$3,299	$3,373
Total assets	3,459	3,434
Total current liabilities	1,630	708
Total liabilities	1,630	708
Total net revenue	6,292	10,635
Net income	341	370

The Group shared income of $164 and $290 from the equity method investments for the years ended December 31, 2009 and 2010, respectively.

(b)	Cost method investment

On December 4, 2008, the Group incorporated AM Outdoor with other investors and held 10% of the equity interest in this entity with a cash capital contribution of $146. The investment was accounted for using the cost method of accounting. In January 2010, the Group acquired the remaining 90% of the equity interest in AM Outdoor as set out in more detail in Note 4. Dividends of $1,209 were distributed in the year ended December 31, 2010.

In June 2010, the Group invested in Zhangshangtong Air Service (Beijing) Co., Ltd. ("Zhangshangtong") for its 20% equity interest, with a cash contribution of $367. The investment was accounted for using the cost method of accounting as the Group has no ability to exercise significant influence over the operation of Zhangshangtong.

7.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consists of the following:

	As of December 31,
	2009	2010

Billed receivable	$10,163	$32,576
Unbilled receivable	29,856	29,879
	$40,019	$62,455

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share data)

7.	ACCOUNTS RECEIVABLE, NET - continued

Unbilled receivable represents amounts earned under the advertising contracts in progress but not billable at the respective balance sheet dates. These amounts become billable according to the contract term. The Group anticipates that substantially all of such unbilled amounts will be billed and collected within twelve months of the balance sheet dates.

Movement of allowance for doubtful accounts is as follows:

	Balance at				Balance at
	beginning	Charge to		Exchange	end of the
	of the year	expenses	Write off	adjustment	year

2008	$455	1,027	-	39	$1,521
2009	$1,521	13,573	(252)	1	$14,843
2010	$14,843	2,223	-	580	$17,646

8.	OTHER CURRENT ASSETS

Other current assets consist of the follows:

	As of December 31,
	2009	2010

Short-term deposits	$1,934	$1,203
Advances to employees	287	340
VAT refund receivable	673	119
Prepaid agency fees	223	300
Prepaid insurance premium	164	99
Interest receivable	141	82
Other prepaid expenses	647	570

	$4,069	$2,713

Short-term deposits primarily consist of prepaid deposit for leasing office space and bidding for concession rights.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share data)

9.	LONG-TERM DEPOSITS

Long term deposits consist of the follows:

	As of December 31,
	2009	2010

Concession fee deposits	$15,400	$13,338
Office rental deposits	514	536
	$15,914	$13,874

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

10.	ACQUIRED INTANGIBLE ASSETS, NET

Acquired intangible assets, net, consist of the following:

	As of December 31,
	2009			2010
	Gross		Net	Gross			Net
	carrying	Accumulated	carrying	carrying	Accumulated		carrying
	amount	amortization	amount	amount	amortization	Impairment	amount

TV program license	$5,651	$(911)	$4,740	$5,845	$(1,235)	$-	$4,610
Audio-vision programming and broadcasting qualification (1)	203	(6)	197	210	(17)	-	193
Intangible assets arising from business combinations:
- Customer relationships	701	(292)	409	1,425	(749)	-	676
- Contract backlog	1,465	(1,465)	-	1,867	(1,632)	-	235
- Concession agreements	7,083	(1,405)	5,678	17,093	(4,384)	(1,007)	11,702
- Non-compete agreements	172	(55)	117	178	(98)	-	80
	$15,275	$(4,134)	$11,141	$26,618	$(8,115)	$(1,007)	$17,496

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share data)

10.	ACQUIRED INTANGIBLE ASSETS, NET - continued

(1)	On May 31, 2009, the Group, through AM Advertising, acquired 100% equity interest of Shengshi Lixin with cash consideration of $879. Shengshi Lixin had no material assets and liabilities except cash and was inactive other than holding an audio-vision programming and broadcasting qualification, which is authorized by China Internet Network Information Center. The qualification allows broadcasting audio-vision programs (news, movie and television plays, sports, technology and other entertainment programs other than advertisement) in wired televisions in airports and on airlines. Accordingly, the purchase was accounted for as an asset acquisition. The following table presents the allocation of the acquisition costs:

		Amortization
		period

Total consideration	$879
Less: cash acquired	(733)
Add: current liabilities assumed	17
Cost allocated to Audio-vision programming and Broadcasting qualification	163
Plus: deferred income tax liabilities recognized	40
Total acquired intangible asset cost initially recognized	$203	19.5 years

The amortization expenses for the years ended December 31, 2008, 2009 and 2010 were $1,170, $2,613 and $3,749, respectively. The Group expects to record amortization expenses of $3,740, $3,102, $2,445, $1,976, $1,508 and $4,725 for 2011, 2012, 2013, 2014, 2015, 2016 and thereafter, respectively.

11. GOODWILL

The movement of the goodwill for the year ended December 31, 2010 is as follows:

Balance as of January 1, 2010	$9,087
Goodwill recognized in connection with acquisitions of:
Flying Dragon and Excel Lead upon contingent consideration payment (Note 4(a))	2,868
AM Outdoor and Easy Shop (Note 4(c))	7,190
Dongding (Note 4(d))	932
Exchange differences	659
Balance as of December 31, 2010	$20,736

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share data)

12.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consist of the following:

	As of December 31,
	2009	2010

Digital display network equipment	$78,643	$84,865
Gas station display network equipment	5,157	8,666
Furniture and fixture	697	781
Computer and office equipment	1,841	2,185
Vehicle	874	1,075
Software	7,336	9,923
Property	2,255	2,332
Leasehold improvement	1,096	1,374
	97,899	111,201
Less: accumulated depreciation and amortization	(19,068)	(39,481)
	$78,831	$71,720

Depreciation and amortization expenses recorded for the years ended December 31, 2008, 2009 and 2010 were $4,375, $13,900 and $19,730, respectively.

13.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the follows:

	As of December 31,
	2009	2010

Accrued payroll and welfare	$2,662	$3,064
Other tax payable	(218)	1,753
Consideration payable in connection with a business acquisition (Note 4)	2,513	2,966
Deposit payable	662	1,640
Deferred income from JP Morgan	518	1,325
Others liabilities	999	1,505
	$7,136	$12,253

Others liabilities primarily consist of professional fee, staff disbursement, social insurance and miscellaneous operating expenses incurred but not yet paid.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share data)

14.	INCOME TAXES

AirMedia is a tax-exempted company incorporated in the Cayman Islands.

Broad Cosmos and Excel Lead are tax-exempted company incorporated in the British Virgin Islands.

Royal HK and Glorious Star did not have any assessable profits arising in or derived from Hong Kong for the years ended December 31, 2008, 2009 and 2010, and accordingly no provision for Hong Kong Profits Tax was made in these years.

The Group's subsidiaries in the PRC are all subject to PRC Enterprise Income Tax ("EIT") on the taxable income in accordance with the relevant PRC income tax laws and regulations. EIT rate for companies operating in the PRC was generally 33% prior to January 1, 2008. On March 16, 2007, the National People's Congress adopted the Enterprise Income Tax Law (the "New EIT Law"), which became effective on January 1, 2008. The EIT rate was generally reduced to 25% in accordance with the New EIT Law since 2008.

AM Technology qualified for the New and High-Tech Enterprise ("HNTE") status that would allow for a reduced 15% tax rate under EIT Law since year 2006. AM Technology also qualified as a HNTE located in a high-tech zone in Beijing and, therefore, was further entitled to a three-year exemption from EIT from year 2006 to 2008 and a preferential rate of 7.5% from year 2009 to 2010.

Shenzhen AM is subject to EIT on the taxable income at the gradual rate, which is 18% in 2008, 20% in 2009, 22% in 2010, 24% in 2011, and 25% in 2012, respectively, according to transitional rules of the New EIT Law. Since Shenzhen AM is also qualified as a "manufacturing foreign-invested enterprise" incorporated prior to the effectiveness of the New EIT Law, it is further entitled to a two-year exemption from EIT for years 2008 and 2009 and preferential rates of 11%, 12% and 12.5% for the year 2010, 2011 and 2012, respectively.

Hainan Jinhui is subject to EIT on the taxable income at the gradual rate, which is 18% in 2008, 20% in 2009, 22% in 2010, 24% in 2011, and 25% in 2012, respectively, according to transitional rules of the New EIT Law.

Xi'an AM qualified as a "Software Enterprise" in August 2008 by Technology Information Bureau of Shaanxi province, and therefore is entitled to a two-year exemption from the EIT commencing from its first profitable year and a 50% deduction of 25% EIT rate for the succeeding three years, with approved by the relevant tax authorities.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share data)

14.	INCOME TAXES - continued

Income tax benefits are as follows:

	For the years ended December 31,
	2008	2009	2010

Income tax benefits:
Current	$(1,268)	$(921)	$(2,792)
Deferred	1,766	6,953	3,527
Total	$498	$6,032	$735

The principal components of the Group's deferred income tax assets and liabilities are as follows:

	As of December 31,
	2009	2010

Deferred tax assets:
Current
Allowance for doubtful accounts	$3,693	$4,458
Accrued payroll	-	592
Total current deferred tax assets	3,693	5,050
Non-current
Depreciation of property and equipment	400	404
Amortization of intangible assets	-	2,023
Prepaid concession fee	1,070	(483)
Taxable loss arising from a disposal of an equity method investment	198	205
Net operating loss carry forwards	7,753	9,584
Total deferred tax assets	13,114	16,783
Valuation allowance	(4,695)	(5,701)
Net deferred tax assets	8,419	11,082
Deferred tax liabilities:
Non-current
Acquired intangible assets	3,155	4,761
Total deferred tax liabilities	$3,155	$4,761

The valuation allowance provided as of December 31, 2010 relates to the net operating losses generated by Shenzhen AM, Weimei Lianhe, Shengshi Lixin and AM Jinshi, and was recognized based on the Group's estimates of the future taxable income of these entities.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share data)

14.	INCOME TAXES - continued

The Group's subsidiaries in the PRC had total net operating loss carry forwards of $38,525 as of December 31, 2010. The net operating loss carry forwards for the PRC subsidiaries will expire on various dates through 2015.

Reconciliation between the provision for income taxes computed by applying the PRC EIT rate of 25% to income before income taxes and the actual provision of income taxes is as follows:

	For the years ended December 31,
	2008	2009	2010

Net income/(loss) before provision for income taxes	$30,407	$(43,224)	$(8,608)
PRC statutory tax rate	25%	25%	25%
Income tax at statutory tax rate	7,602	(10,806)	(2,152)
Expenses not deductible for tax purposes:
Entertainment expenses exceeded the tax limit	62	172	207
Others	19	38	(331)
Non taxable income	-	(290)	(256)
Changes in valuation allowance	-	4,695	1,006
Effect of income tax holidays in subsidiaries, VIEs and VIEs' subsidiaries in the PRC	(9,217)	(1,392)	(1,501)
Effect of income tax rate difference in other jurisdictions	1,036	1,551	2,292
Income tax benefits	$(498)	$(6,032)	$(735)
Effective tax rates	(1.6)%	14.0%	8.5%

If the Group's subsidiaries, VIEs and VIEs' subsidiaries in the PRC were not in a tax holiday period in the years ended December 31, 2008, 2009 and 2010, the impact to net income/(loss) per share amounts would be as follows:

	For the years ended December 31,
	2008	2009	2010

Increase in income tax expenses	$9,217	$1,392	$1,501
Decrease in net income/(loss) per ordinary share-basic	0.07	0.01	0.01
Decrease in net income/(loss) per ordinary share-diluted	0.07	0.01	0.01

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share data)

14.	INCOME TAXES - continued

The Group did not identify significant unrecognized tax benefits for the years ended December 31, 2008, 2009 and 2010. The Group did not incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2008, 2009 and 2010 and also believed that the adoption of pronouncement issued by FASB regarding accounting for uncertainties in income taxes did not have a significant impact on the unrecognized tax benefits within 12 months from December 31, 2010.

Since the commencement of operations in August 2005, the relevant tax authorities of the Group's subsidiaries in the PRC have not conducted a tax examination. As such, the Group's subsidiaries, VIEs and VIEs' subsidiaries are subject to tax audits at the tax authority's discretion.

Uncertainties exist with respect to how the current income tax law in the PRC applies to the Group's overall operations, and more specifically, with regard to tax residency status. New EIT Law includes a provision specifying that legal entities organized outside of China will be considered residents for Chinese income tax purposes if the place of effective management or control is within China. The Implementation Rules to the New EIT Law provide that non-resident legal entities will be considered China residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc, occurs within China. Additional guidance is expected to be released by the Chinese government in the near future that may clarify how to apply this standard to taxpayers. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that its legal entities organized outside of China should be treated as residents for New EIT Law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed resident enterprises, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income tax at a rate of 25%.

Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial report over tax basis, including those differences attributable to a more than 50% interest in a subsidiary. However, the Company's subsidiaries located in the PRC had been in loss position and had accumulated deficit as of December 31, 2009 and 2010, and the tax basis for the investment was greater than the carrying value of this investment. Under US GAAP, a deferred tax asset should be recognized for this temporary difference only if it is apparent that the temporary difference will reverse in the foreseeable future. Absent of evidence of a reversal in the foreseeable future, no deferred tax asset for such temporary difference was recorded.

Aggregate undistributed earnings of the Company's subsidiaries located in the PRC that are available for distribution to the Company are considered to be indefinitely reinvested and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. The Chinese tax authorities have also clarified that distributions made out of pre January 1, 2008 retained earnings will not be subject to the withholding tax.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share data)

15.	NET INCOME/(LOSS) PER SHARE

The calculation of the net income/(loss) per share is as follows:

	For the years ended December 31,
	2008		2009	2010

Net income/(loss) attributable to AirMedia Group Inc.'s ordinary shareholders (numerator)	$30,198		$(37,239)	$(4,917)
Shares (denominator):
Weighted average ordinary shares outstanding used in computing net income/(loss) per ordinary share - basic	133,603,419		131,320,730	131,252,115
Weighted average ordinary shares outstanding used in computing net income/(loss) per ordinary share - diluted	137,782,135	(i)	131,320,730 (i)	131,252,115
Net income/(loss) per ordinary share-basic	$0.23		$(0.28)	$(0.04)
Net income/(loss) per ordinary share-diluted	0.22		(0.28)	(0.04)

(i)	The Group had securities outstanding which could potentially dilute basic net income/(loss) per share, but which were excluded from the computation of diluted net income/(loss) per share for the years ended December 31, 2008, 2009 and 2010, as their effects would have been anti-dilutive. For year 2008, 2009 and 2010, such outstanding securities consisted of stock options of a weighted average number of 2,320,767, 9,578,559 and 14,408,559, respectively.

The calculation of the weighted average number of ordinary shares in year 2008 for the purpose of diluted net income per share has included the effect of stock of a weighted average number of 7,874,013 which gives rise to an incremental weighted average number of 4,178,716 ordinary shares from the assumed conversion of these stock options using the treasury stock method.

16.	STOCK BASED PAYMENTS

2007 Stock incentive plan

On July 2, 2007, the Board of Directors adopted the 2007 share incentive plan (the "2007 Option Plan") , which allows the Group to grant options to its employees and directors to purchase up to 12,000,000 ordinary shares of the Company subject to vesting requirement. On December 29, 2008, the Board of Directors amended 2007 Option Plan to allow the Group to grant options to its employees and directors to purchase up to 17,000,000 ordinary shares. On July 2, 2007, The Group awarded options to the Company's four senior executives (the "Senior Executive Options") and certain other officers and employees (the " Employee Options") to purchase an aggregate of 4,600,000 and 3,125,000 ordinary shares of the Company, respectively, with a contract life of 10 years, at an exercise price of $2.00 per share. One twelfth of the Senior Executive Options vests each quarter until July 2, 2010.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share data)

16.	STOCK BASED PAYMENTS - continued

2007 Stock incentive plan - continued

On July 20, 2007, the Board of Directors decided to remove the vesting clause that the vesting of the Employee Options is subject to management's determination on whether the grantee passes the evaluation of the performance of each vesting period. After this modification, the vesting of these Employee Options is only subject to services and one twelfth of the Employee Options vest each quarter until July 20, 2010. Therefore, July 20, 2007 was treated as the grant date of the Employee Options.

On July 20, 2007, the Board of Directors also granted options to certain consultants (the "Consultant Options") to purchase an aggregate of 340,000 ordinary shares of the Company at an exercise price of $2.00 per share. The contract life is 10 years. The Consultant Options have the same vesting schedule with the Employee Options.

On November 29, 2007, the Board of Directors granted options to the Company's non-employee directors, employees and consultants to purchase an aggregate of 2,330,000 ordinary shares of the Company, at an exercise price of $8.50 per share. The contract life is 5 years. One twelfth of the Options vests each quarter until November 29, 2010.

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

On July 10, 2009, the Board of Directors granted options to Company's non-employee directors, employees and consultants to purchase an aggregate of 5,434,500 ordinary shares of the Company, at an exercise price of $2.69 per share. The contractual term of the option is of 5 years. One twelfth of the Options will vest each quarter until July 10, 2012.

On June 30, 2010, the Board of Directors voted to adjust the exercise price of the stock options which were granted on July 2, 2007, July 20, 2007, November 29, 2007 and July 10, 2009 from $2.00, $2.00, $2.98 and $2.69 per share respectively to $1.57 per share. The fair value of the options on June 30, 2010, the modification date, was $0.47, $0.47, $0.51, $0.70 per option respectively, calculated using the Black-Scholes model based on the closing market price of the ordinary shares of the Company on the date. The incremental compensation cost of the re-priced options was $2,666, with totalling $2,018 recognized as compensation cost during 2010, and $648 to be recognized as expense over the remaining vesting period.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share data)

16.	STOCK BASED PAYMENTS - continued

2007 Stock incentive plan - continued

The following tables summarize information regarding the stock options granted/modified:

			Fair value per	Intrinsic value		Fair value per	Intrinsic value
	Options	Exercise price	ordinary share at	per option at the	Exercise price	ordinary share at	per option at the
Date of grant	granted	per option	the grant dates	grant dates	per option	the grant dates	grant dates
			(Before 2010			(After 2010
			modification)			modification)

July 2, 2007	4,600,000	$2.00	$1.92	-	$1.57	$1.57	-
July 20, 2007	3,465,000	$2.00	$1.92	-	$1.57	$1.57	-
December 10, 2008	2,330,000	$2.98	$2.98	-	$1.57	$1.57	-
July 10, 2009	5,434,500	$2.69	$2.69	-	$1.57	$1.57	-
Total	15,829,500

	2009		2010
		Weighted average		Weighted average
	Number of	exercise price	Number of	exercise price
	options	per option	options	per option

Outstanding at beginning of the year	9,902,052	$2.22	14,555,340	$2.40
Granted	5,434,500	2.69	-	-
Exercised	(620,710)	2.06	(730,774)	1.59
Forfeited	(160,502)	2.80	(84,086)	1.96
Outstanding at end of the year	14,555,340	2.40	13,740,480	1.57	(1)
Shares vested and exercisable at end of year	6,780,798		10,570,355

(1)	The weighted average exercise price per option as of December 31, 2010 has reflected the impact of the exercise price adjustment made in the modifications as set out in the preceding paragraph.

As of December 31, 2010, 3,170,125 options to purchase ordinary shares were to be vested.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share data)

16.	STOCK BASED PAYMENTS - continued

2007 Stock incentive plan - continued

The following table summarizes information with respect to stock options outstanding as of December 31, 2010:

		Options outstanding				Options vested and exercisable
		Weighted	Weighted	Aggregate		Weighted	Weighted	Aggregate
		average	average	intrinsic		average	average	intrinsic
		remaining	exercise	value as of	Number	remaining	exercise	value as of
	Number	contractual	price per	December 31,	vested and	contractual	price per	December 31,
	outstanding	life	option	2010	exercisable	life	option	2010

Ordinary shares	13,740,480	4.79	$1.57	$25,763	10,570,355	5.16	$1.57	$19,819

As of December 31, 2010, options to purchase 1,513,422 ordinary shares were available for future grant.

The fair value of the options as of their respective grant/modification dates is as follows:

	For the years
	ended December 31,
	2009	2010

Options	$1.44	$1.57

The fair value of each option granted was estimated on the date of grant/modification using the Black-Scholes option pricing model with the following assumptions used for grants during the applicable period.

	For the years
	ended December 31,
	2009	2010

Risk-free interest rate of return	2.40%	2.03%-2.58%
Expected term	3.31 years	1.0-2.4 years
Volatility	77.09%	73.48%-113.84%
Dividend yield	-	-

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share data)

16.	STOCK BASED PAYMENTS - continued

2007 Stock incentive plan - continued

(1)	Volatility

Expected volatility is estimated based on daily stock price of comparable company for a period with length commensurate to the expected term since the Company lacks historic records of its own stock prices. The companies selected for reference were Focus Media Holding Limited, Lamar Advertising Company, Clear Media Limited, Dahe Media Company Limited, and Tom Group Limited.

(2)	Risk-free rate

Risk free rate is based on yield of US treasury bill as of valuation date with maturity date close to the expected term of the options.

(3)	Expected term

The expected term is estimated by averaging the original contractual term and the vesting term.

(4)	Dividend yield

The dividend yield was estimated by the Company based on its expected dividend policy over the expected term of the options. The Company has no plan to pay any dividend in the foreseeable future. Therefore, the Company considers the dividend yield to be zero.

(5)	Exercise price

The exercise price of the options was determined by the Company's board of directors.

(6)	Fair value of underlying ordinary shares

When estimating the fair value of the ordinary shares on the grant dates before the Initial Public Offering (the "IPO") of the Company in November 2007, management had considered a number of factors, including the result of a third-party appraisal and equity transactions of the Company, while taking into account standard valuation methods and the achievement of certain events. After the IPO, the closing market price of the ordinary shares of the Company as of the grant/modification date was used as the fair value of the ordinary shares on that date.

The Group recorded share-based compensation of $4,963, $5,766 and $7,971 for the years ended December 31, 2008, 2009 and 2010, respectively.

There was $4,990 of total unrecognized compensation expense related to nonvested share options granted as of December 31, 2010. The expense is expected to be recognized over a weighted-average period of 1.53 years on a straight-line basis.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share data)

17.	SHARE REPURCHASE PLAN

On December 29, 2008, AirMedia's Board of Directors authorized, but not obligated, the Group to repurchase up to $50,000 worth of its own outstanding American Depositary Shares ("ADS"). The repurchases can be made from time to time on the open market at prevailing market prices, in negotiated transactions off the market, in block trades or otherwise. AirMedia may execute its repurchase program pursuant to a plan in conformity with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, which allows AirMedia to repurchase its ADSs pursuant to the pre-determined terms under the plan at any time, including during periods in which it may be in possession of material non-public information. The timing and extent of any purchases will depend upon market conditions, the trading price of ADSs and other factors, and be subject to the restrictions relating to volume, price and timing in accordance with applicable laws. During the year of 2009, the Company had completely repurchased 1,646,502 ADSs, each representing two ordinary shares, of the Company at a total cost of $7,387. The average executed price was $4.4864 per ADS.

18.	MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labour regulations require the Group to accrue for these benefits based on certain percentages of the employees' income. The total contribution for such employee benefits were $1,270, $2,029 and $2,779 for the years ended December 31, 2008, 2009 and 2010, respectively.

19.	STATUTORY RESERVES

As stipulated by the relevant law and regulations in the PRC, the Group's subsidiaries in the PRC are required to maintain non-distributable statutory surplus reserve. Appropriations to the statutory surplus reserve are required to be made at not less than 10% of profit after taxes as reported in the subsidiaries' statutory financial statements prepared under the PRC GAAP. Once appropriated, these amounts are not available for future distribution to owners or shareholders. Once the general reserve is accumulated to 50% of the subsidiaries' registered capital, the subsidiaries can choose not to provide more reserves. The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production and increase in registered capital of the subsidiaries. Amounts contributed to the statutory reserve were $1,319 and $759 for the years ended December 31, 2009 and 2010, respectively. As of December 31, 2010, the aggregate amounts of capital and reserves restricted which represented the amount of net assets of the relevant subsidiaries in the Group not available for distribution was $206,736.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share data)

20.	COMMITMENTS

(a)	Rental leases

The Group has entered into operating lease agreements principally for its office spaces in the PRC. These leases expire through 2015 and are renewable upon negotiation. Rental expenses under operating leases for the years ended December 31, 2008, 2009 and 2010 were $1,368, $1,915 and $2,626, respectively.

Future minimum rental lease payments under non-cancellable operating leases agreements were as follows:

Year

2011	$1,807
2012	564
2013	126
2014	118
2015	49
$2,664

(b)	Concession fees

The Group has entered into concession right agreements with vendors, such as airports, airlines and a petroleum company. The contract terms of such concession rights are usually three to five years. The concession rights expire through 2015 and are renewable upon negotiation. Concession fees charged into statements of operations for the years ended December 31, 2008, 2009 and 2010 were $45,704, $110,075 and $134,293, respectively.

Future minimum concession fee payments under non-cancellable concession right agreements were as follows:

Year

2011	$156,669
2012	110,902
2013	64,747
2014	54,704
2015	39,558
2016 and thereafter	40,537
$467,117

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share data)

20.	COMMITMENTS - continued

(c)	Capital commitments

The Group has entered into purchase agreements with vendors for media equipment in airports and gas stations. The minimum purchase payments under non-cancellable purchase agreements were $6,715, nil, nil, $15, nil, and $50 for the years ending December 31, 2011, 2012, 2013, 2014, 2015, 2016 and thereafter, respectively.

21.	CONTINGENT LIABILITIES

(a)	Outdoor advertisement registration certificate

On May 22, 2006, the State Administration for Industry and Commerce, or the SAIC, a governmental authority in the PRC, amended the Provisions on the Registration Administration of Outdoor Advertisements, or the new outdoor advertisement provisions. Pursuant to the amended outdoor advertisement provisions, advertisements placed inside or outside of the "departure halls" of airports are treated as outdoor advertisements and must be registered in accordance with the local SAIC by "advertising distributors". To ensure that the Group's airport operations comply with the applicable PRC laws and regulations, the Group is in the process of making inquiries with the local SAICs in the cities in which the Group has operations or intends to operate with respect to the application for an advertising registration certificate. However, the local SAICs with whom the Group consulted have expressed different views on whether the advertisements shown on the Group's digital TV screens should be regarded as outdoor advertisements and how to register those advertisements. As of the date of this annual report, only Shanghai and Beijing SAIC has accepted the Group's application and issued the outdoor advertising registration certifications. Some local SAICs need more time to consider the implementation of the new outdoor advertising provisions. Other SAICs do not require the Group to register. The Group intends to register with the relevant SAICs if the Group is required to do so, but the Group cannot assure that the Group will obtain the registration certificate in compliance with the new outdoor advertisement provisions due to the uncertainty in the implementation and enforcement of the regulations promulgated by the SAIC. If the requisite registration is not obtained, the relevant local SAICs may require the Group to forfeit advertising income earned. They may also require the Group to discontinue advertisements at airports where the requisite advertising registration is not obtained, which may result in a breach of one or more of the Group's agreements with the Group's advertising clients and materially and adversely affect the Group's business and results of operations. As of December 31, 2010, the Group did not record a provision for this matter as management believes the possibility of adverse outcome of the matter is remote and any liability it may incur would not have a material adverse effect on its consolidated financial statements. However, it is not possible for the Company to predict the ultimate outcome and the possible range of the potential impact of failure to obtain such disclosed registrations and approvals primarily due to the lack of relevant data and information in the market in this industry in the past.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share data)

21.	CONTINGENT LIABILITIES - continued

(b)	Approval for non-advertising content

A majority of the digital frames and digital TV screens in the Group's network include programs that consist of both advertising content and non-advertising content. On December 6, 2007, the State Administration of Radio, Film or Television, or the SARFT, a governmental authority in the PRC, issued the Circular regarding Strengthening the Management of Public Audio-Video in Automobiles, Buildings and Other Public Areas, or the SARFT Circular. According to the SARFT Circular, displaying audio-video programs such as television news, films and television shows, sports, technology and entertainment through public audio-video systems located in automobiles, buildings, airports, bus or train stations, shops, banks and hospitals and other outdoor public systems must be approved by the SARFT. The Group intends to obtain the requisite approval of the SARFT for the Group's non-advertising content, but the Group cannot assure that the Group will obtain such approval in compliance with this new SARFT Circular, or at all. In November 2010, the Group entered into a strategic partnership with CCTV Mobile Media to operate the CCTV Air Channel to broadcast TV programs to air travellers in China. Under the arrangement, CCTV Mobile Media will be responsible for program planning, production, and broadcasting. The Group will operate exclusively the advertising business of CCTV Air TV Channel. According to the terms of the cooperation arrangement with CCTV Mobile Media, during the cooperation period from November 29, 2010 to November 28, 2025, CCTV Mobile Media shall obtain and, from time to time, be responsible for obtaining any approval, license and consent regarding the regulation of broadcasting and television from relevant authorities. There is no assurance that CCTV Mobile Media will be able to obtain or maintain the requisite approval or we will be able to renew the contract with CCTV Mobile Media when it expires. If the requisite approval is not obtained, the Group will be required to eliminate non-advertising content from the programs included in the Group's digital frames and digital TV screens and advertisers may find the Group's network less attractive and be unwilling to purchase advertising time slots on the Group's network. As of December 31, 2010, the Group did not record a provision for this matter as management believes the possibility of adverse outcome of the matter is remote and any liability it may incur would not have a material adverse effect on its consolidated financial statements. However, it is not possible for the Company to predict the ultimate outcome and the possible range of the potential impact of failure to obtain such disclosed registrations and approvals primarily due to the lack of relevant data and information in the market in this industry in the past.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share data)

22.	RELATED PARTY TRANSACTIONS

(a)	Details of outstanding balances with the Group's related parties as of December 31, 2009 and 2010 were as follows:

Amount due from related parties-trading:

Name of related parties	Relationship	As of December 31,
		2009	2010

AM Outdoor	Cost method investment of the Group in 2009	$412	$-
BEMC	Equity method investment of the Group	-	306

		$412	$306

The amount due from AM Outdoor and BEMC represents the uncollected advertising revenues earned from AM Outdoor and BEMC as of December 31, 2009 and 2010, respectively.

Amount due to related parties-trading:

Name of related parties	Relationship	As of December 31,
		2009	2010

BEMC	Equity method investment of the Group	$408	$422
		$408	$422

The amount due to BMEC represents the deposits received for publishing advertisement as of December 31, 2009 and 2010.

Amount due from related parties-non trading:

Name of related parties	Relationship	As of December 31,

AM Outdoor	Cost method investment of the Group in 2009	$5,579	$-
		$5,579	$-

The amount due from AM Outdoor was with one year term due on September 24, 2010 bearing 5.31% annual interest rate, and is uncollateralized. The interest income recorded for the year ended December 31, 2009 was $94.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars in thousands, except share data)

22.	RELATED PARTY TRANSACTIONS - continued

(b)	Details of related party transactions occurred for the years ended December 31, 2008, 2009 and 2010 were as follows:

Advertising revenues earned from:

		For the years ended December 31
Name of related parties	Relationship	2008	2009	2010

BEMC	Equity method investment of the Group	$-	$2,035	$3,627
AM Outdoor	Cost method investment of the Group in 2009	-	412	-
Zhangshangtong	Cost method investment of the Group	-	-	92

		$-	$2,447	$3,719

Agency cost paid to:
		For the years ended December 31
Name of related parties	Relationship	2008	2009	2010

BEMC	Equity method investment of the Group	$-	$-	$747

23.	SUBSEQEUENT EVENTS

The Group has evaluated events subsequent to the balance sheet date of December 31, 2010 through May 5, 2011, the date the consolidated financial statements were available to be issued:

On March 22, 2011, AirMedia's Board of Directors approved to grant options to Group's employees to purchase an aggregate of 2,110,000 ordinary shares of the Group, at an exercise price of $2.3 per share. The contractual term of the option is of 5 or 10 years. One twelfth of the options will vest each quarter until March 22, 2014.

On March 24, 2011, AirMedia's Board of Directors authorized, but not obligated, the Group to repurchase up to $20,000 worth of its own outstanding ADS within two years from March 21, 2011. The repurchases can be made from time to time on the open market at prevailing market prices, in negotiated transactions off the market, in block trades or otherwise from time to time. AirMedia may execute its repurchase program pursuant to a plan in conformity with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, which allows AirMedia to repurchase its ADSs pursuant to the pre-determined terms under the plan at any time, including during periods in which it may be in possession of material non-public information. The timing and extent of any purchases will depend upon market conditions, the trading price of ADSs and other factors, and be subject to the restrictions relating to volume, price and timing in accordance with applicable laws.

AIRMEDIA GROUP INC.

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I
CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY
BALANCE SHEETS
(In U.S. dollars in thousands, except share related data)

	December 31,	December 31,
	2009	2010
Assets
Current assets
Cash and cash equivalents	$30,021	$16,601
Investment in subsidiaries	52,492	79,301
Amount due from subsidiaries	183,642	184,183
Other current assets	224	197

TOTAL ASSETS	266,379	280,282
Liabilities
Current liabilities
Accounts payable	-	4
Amount due to subsidiaries	78	131
Accrued expenses and other liabilities	3,259	4,479

Total liabilities	3,337	4,614
Equity
Ordinary Shares ($0.001 par value; 900,000,000 shares authorized in 2009 and 2010; 131,179,487 shares and 131,905,011 shares issued and outstanding in 2009 and 2010, respectively)	132	132
Additional paid in capital	268,542	277,676
Accumulated deficit	(15,576)	(20,493)
Accumulated other comprehensive income	9,944	18,353

Total equity	263,042	275,668

TOTAL LIABILITIES AND EQUITY	$266,379	$280,282

AIRMEDIA GROUP INC.

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I
CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY
STATEMENTS OF OPERATIONS
(In U.S. dollars in thousands)

	For the years ended December 31,
	2008	2009	2010
Operating expenses
Selling and marketing	$(1,213)	$(1,540)	$(2,424)
General and administrative	(5,397)	(4,693)	(5,987)
Total operating expenses	(6,610)	(6,233)	(8,411)
Equity in earnings (loss) of subsidiaries	32,813	(32,041)	3,354
Interest income	3,995	1,035	140

Net income (loss) attributable to holders of ordinary shares	$30,198	$(37,239)	$(4,917)

AIRMEDIA GROUP INC.

ADDITIONAL INFORMATION -FINANCIAL STATEMENT SCHEDULE I
CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY
STATEMENTS OF CHANGES IN EQUITY AND COMPREHENSIVE INCOME
(In U.S. dollars in thousands, except share related data)

				Retained	Accumulated
				earnings/	other
	Ordinary shares		Additional	(Accumulated	comprehensive	Total	Comprehensive
	Shares	Amount	paid in capital	deficits)	income	equity	income (loss)

Balance as of January 1, 2008	133,425,925	$133	$263,130	$(8,535)	$2,877	$257,605
Ordinary shares issued for share based compensation	1,000,000	1	788	-	-	789
Share-based compensation	-	-	4,963	-	-	4,963
Foreign currency translation adjustment	-	-	-	-	7,175	7,175	7,175
Net income	-	-	-	30,198	-	30,198	30,198

Balance as of December 31, 2008	134,425,925	134	268,881	21,663	10,052	300,730	37,373
Ordinary shares issued for share based compensation	46,566	1	1,279	-	-	1,280
Share repurchase	(3,293,004)	(3)	(7,384)	-	-	(7,387)
Share-based compensation	-	-	5,766	-	-	5,766
Foreign currency translation adjustment	-	-	-	-	(108)	(108)	(108)
Net loss	-	-	-	(37,239)	-	(37,239)	(37,239)

Balance as of December 31, 2009	131,179,487	132	268,542	(15,576)	9,944	263,042	(37,347)
Ordinary shares issued for share based compensation	725,524	-	1,163	-	-	1,163
Share-based compensation	-	-	7,971	-	-	7,971
Foreign currency translation adjustment	-	-	-	-	8,409	8,409	8,409
Net loss	-	-	-	(4,917)	-	(4,917)	(4,917)

Balance as of December 31, 2010	131,905,011	$132	$277,676	$(20,493)	$18,353	$275,668	$3,492

AIRMEDIA GROUP INC.

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I
CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY
STATEMENTS OF CASH FLOWS
(In U.S. dollars in thousands)

	For the years ended December 31,
	2008	2009	2010
CASH FLOWS FROM OPERATING ACTIVITIES
Net income/(loss)	$30,198	$(37,239)	$(4,917)
Equity in (earnings) loss of subsidiaries	(32,813)	32,041	(3,354)
Share-based compensation	4,963	5,766	7,971
CHANGES IN WORKING CAPITAL ACCOUNTS
Other current assets	3,310	31	27
Accounts payable	-	-	4
Other current liabilities	(1,986)	381	767
Amount due to subsidiaries	(614)	22	53
Amount due from subsidiaries	(122,689)	(19,871)	(541)
Net cash (used in) provided by operating activities.	(119,631)	(18,869)	10
CASH FLOWS FROM INVESTING ACTIVITIES
Payments for acquisition of subsidiaries	(327)	(6,000)	(12,178)
Advance payment / payment for contingent consideration
in connection with a business combination	(6,334)	-	(2,415)
Net cash used in investing activities.	(6,661)	(6,000)	(14,593)
CASH FLOWS FROM FINANCING ACTIVITIES
Share repurchase	-	(7,387)	-
Proceeds from exercises of stock options	789	1,279	1,163
Net cash provided by (used in) financing activities	789	(6,108)	1,163
Net decrease in cash	(125,503)	(30,977)	(13,420)
Cash, at beginning of year	186,501	60,998	30,021

Cash, at end of year	$60,998	$30,021	$16,601

AIRMEDIA GROUP INC.

NOTES TO ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I
CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY
(In U.S. dollars in thousands)

Notes:

1.	BASIS FOR PREPARATION

The condensed financial information of the parent company, AirMedia Group Inc., only has been prepared using the same accounting policies as set out in the Group's consolidated financial statements except that the parent company has used equity method to account for its investment in its subsidiaries, AM Technology, Shenzhen AM, Xi'an AM, Royal HK and Glorious Star, and its VIEs, Shengshi Lianhe, AM Advertising, AirMedia UC and AM Yuehang, and VIEs' subsidiaries, AirTV United, AM Film, Flying Dragon, AM Wenzhou, Weimei Shengshi, Weimei Lianhe, Shengshi Lixin, Hainan Jinhui, Youtong, AM Jinshi, TJ Jinshi, TJ AM, Dongding and AM Outdoor.

2.	INVESTMENTS IN SUBSIDIARIES AND VARIABLE INTEREST ENTITIES

The Company, its subsidiaries, its VIEs and VIEs' subsidiaries are included in the consolidated financial statements where the inter-company balances and transactions are eliminated upon consolidation. For the purpose of the Company's stand-alone financial statements, its investments in subsidiaries, VIEs and VIEs' subsidiaries are reported using the equity method of accounting. The Company's share of income and losses from its subsidiaries, VIEs and VIEs' subsidiaries is reported as earnings from subsidiaries, VIEs and VIEs' subsidiaries in the accompanying condensed financial information of parent company.

3.	INCOME TAXES

The Company is a tax exempted company incorporated in the Cayman Islands.

EXHIBIT INDEX

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 99.3 to Form 6-K filed on December 10, 2009)
2.1

Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

2.2

Form of Deposit Agreement among the Company, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 to Registration Statement on Form F-1 (File No. 333- 146825), as amended, initially filed on October 19, 2007)

2.3

Amended and Restated Shareholders’ Agreement originally dated as of June 7, 2007, as amended and restated on September 27, 2007, among the Company and Shareholders (incorporated by reference to Exhibit 4.4 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.1	Amended and Restated 2007 Share Incentive Plan (incorporated by reference to Exhibit 99.2 to Form 6-K filed on December 10, 2009)
4.2

Form of Indemnification Agreement with the Company’s directors and officers (incorporated by reference to Exhibit 10.2 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.3

Form of Employment Agreement between the Company and an Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.4

Investment Framework Agreement dated October 18, 2005, as amended on September 27, 2007, among Man Guo, Qing Xu and CDH China Management Company Limited (incorporated by reference to Exhibit 10.4 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.5

English Translation of Business Cooperation Agreement dated June 14, 2007 between Beijing Shengshi Lianhe Advertising Co., Ltd. and AirTV United Media & Culture Co., Ltd. (incorporated by reference to Exhibit 10.9 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.6

English Translation of Business Cooperation Agreement dated June 14, 2007 between Beijing AirMedia Advertising Co., Ltd. and AirTV United Media & Culture Co., Ltd. (incorporated by reference to Exhibit 10.10 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.7

English Translation of Amended Power of Attorneys dated November 28, 2008 from each of the shareholders of Beijing Shengshi Lianhe Advertising Co., Ltd. (incorporated by reference to Exhibit 4.11 to Annual Report on Form 20-F filed on April 28, 2009)

4.8

English Translation of Amended and Restated Technology Development Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing Shengshi Lianhe Advertising Co., Ltd. (incorporated by reference to Exhibit 10.12 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.9

English Translation of Supplementary Agreement dated November 30, 2007 to the Amended and Restated Technology Development Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing Shengshi Lianhe Advertising Co., Ltd. (incorporated by reference to Exhibit 10.1 to Annual Report on Form 20-F filed on April 30, 2008)

4.10

English Translation of Amended and Restated Technology Support and Service Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing Shengshi Lianhe Advertising Co., Ltd. (incorporated by reference to Exhibit 10.13 to Registration Statement on Form F-1 (File No. 333- 146825), as amended, initially filed on October 19, 2007)

Exhibit No.	Description
4.11

English Translation of Supplementary Agreement dated November 30, 2007 to the Amended and Restated Technology Support and Service Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing Shengshi Lianhe Advertising Co., Ltd. (incorporated by reference to Exhibit 10.2 to Annual Report on Form 20-F filed on April 30, 2008)

4.12

English Translation of Amended and Restated Equity Pledge Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing Shengshi Lianhe Advertising Co., Ltd. and the shareholders of Beijing Shengshi Lianhe Advertising Co., Ltd. (incorporated by reference to Exhibit 10.14 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.13

English Translation of Supplementary Agreement dated November 28, 2008 to the Amended and Restated Equity Pledge Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing Shengshi Lianhe Advertising Co., Ltd. and the shareholders of Beijing Shengshi Lianhe Advertising Co., Ltd. (incorporated by reference to Exhibit 4.17 to Annual Report on Form 20-F filed on April 28, 2009)

4.14

English Translation of Amended and Restated Call Option Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing Shengshi Lianhe Advertising Co., Ltd. and the shareholders of Beijing Shengshi Lianhe Advertising Co., Ltd. (incorporated by reference to Exhibit 10.15 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.15

English Translation of Supplementary Agreement dated November 28, 2008 to the Amended and Restated Call Option Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing Shengshi Lianhe Advertising Co., Ltd. and the shareholders of Beijing Shengshi Lianhe Advertising Co., Ltd. (incorporated by reference to Exhibit 4.19 to Annual Report on Form 20-F filed on April 28, 2009)

4.16

English Translation of Amended Power of Attorneys dated November 28, 2008 from the shareholders of Beijing AirMedia Advertising Co., Ltd. (incorporated by reference to Exhibit 4.20 to Annual Report on Form 20-F filed on April 28, 2009)

4.17

English Translation of Amended and Restated Technology Development Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing AirMedia Advertising Co., Ltd. (incorporated by reference to Exhibit 10.17 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.18

English Translation of Supplementary Agreement dated November 30, 2007 to the Amended and Restated Technology Development Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing AirMedia Advertising Co., Ltd. (incorporated by reference to Exhibit 10.3 to Annual Report on Form 20-F filed on April 30, 2008)

4.19

English Translation of Amended and Restated Technology Support and Service Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing AirMedia Advertising Co., Ltd. (incorporated by reference to Exhibit 10.18 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.20

English Translation of Supplementary Agreement dated November 30, 2007 to the Amended and Restated Technology Support and Service Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing AirMedia Advertising Co., Ltd. (incorporated by reference to Exhibit 10.4 to Annual Report on Form 20-F filed on April 30, 2008)

4.21

English Translation of Amended and Restated Equity Pledge Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia Advertising Co., Ltd. and the shareholders of Beijing AirMedia Advertising Co., Ltd. (incorporated by reference to Exhibit 10.19 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.22

English Translation of Supplementary Agreement No. 1 dated June 19, 2008 to the Amended and Restated Equity Pledge Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia Advertising Co., Ltd. and the shareholders of Beijing AirMedia Advertising Co., Ltd. (incorporated by reference to Exhibit 4.26 to Annual Report on Form 20-F filed on April 28, 2009)

4.23

English Translation of Supplementary Agreement No. 2 dated November 28, 2008 to the Amended and Restated Equity Pledge Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia Advertising Co., Ltd. and the shareholders of Beijing AirMedia Advertising Co., Ltd. (incorporated by reference to Exhibit 4.27 to Annual Report on Form 20-F filed on April 28, 2009)

Exhibit No.	Description
4.24

English Translation of Amended and Restated Call Option Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia Advertising Co., Ltd. and the shareholders of Beijing AirMedia Advertising Co., Ltd. (incorporated by reference to Exhibit 10.20 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.25

English Translation of Supplementary Agreement No. 1 dated June 19, 2008 to the Amended and Restated Call Option Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia Advertising Co., Ltd. and the shareholders of Beijing AirMedia Advertising Co., Ltd. (incorporated by reference to Exhibit 4.29 to Annual Report on Form 20-F filed on April 28, 2009)

4.26

English Translation of Supplementary Agreement No. 2 dated November 28, 2008 to the Amended and Restated Call Option Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia Advertising Co., Ltd. and the shareholders of Beijing AirMedia Advertising Co., Ltd. (incorporated by reference to Exhibit 4.30 to Annual Report on Form 20-F filed on April 28, 2009)

4.27

English Translation of Supplementary Agreement dated November 28, 2008 to the Loan Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd. and Guo Man, a shareholder of Beijing AirMedia Advertising Co., Ltd. (incorporated by reference to Exhibit 4.31 to Annual Report on Form 20-F filed on April 28, 2009)

4.28

English Translation of Amended Power of Attorneys dated November 28, 2008 from the shareholders of Beijing AirMedia UC Advertising Co., Ltd. (incorporated by reference to Exhibit 4.32 to Annual Report on Form 20-F filed on April 28, 2009)

4.29

English Translation of Technology Development Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing AirMedia UC Advertising Co., Ltd. (incorporated by reference to Exhibit 10.22 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.30

English Translation of Supplementary Agreement dated November 30, 2007 to the Amended and Restated Technology Development Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing AirMedia UC Advertising Co., Ltd. (incorporated by reference to Exhibit 10.5 to Annual Report on Form 20-F filed on April 30, 2008)

4.31

English Translation of Technology Support and Service Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing AirMedia UC Advertising Co., Ltd. (incorporated by reference to Exhibit 10.23 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.32

English Translation of Supplementary Agreement dated November 30, 2007 to the Amended and Restated Technology Support and Service Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing AirMedia UC Advertising Co., Ltd. (incorporated by reference to Exhibit 10.6 to Annual Report on Form 20-F filed on April 30, 2008)

4.33

English Translation of Equity Pledge Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia UC Advertising Co., Ltd. and the shareholders of Beijing AirMedia UC Advertising Co., Ltd. (incorporated by reference to Exhibit 10.24 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.34

English Translation of Supplementary Agreement dated November 28, 2008 to the Equity Pledge Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia UC Advertising Co., Ltd. and the shareholders of Beijing AirMedia UC Advertising Co., Ltd. (incorporated by reference to Exhibit 4.38 to Annual Report on Form 20-F filed on April 28, 2009)

4.35

English Translation of Call Option Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia UC Advertising Co., Ltd. and the shareholders of Beijing AirMedia UC Advertising Co., Ltd. (incorporated by reference to Exhibit 10.25 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.36

English Translation of Supplementary Agreement dated November 28, 2008 to the Call Option Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia UC Advertising Co., Ltd. and the shareholders of Beijing AirMedia UC Advertising Co., Ltd. (incorporated by reference to Exhibit 4.40 to Annual Report on Form 20-F filed on April 28, 2009)

Exhibit No.	Description
4.37

English Translation of Supplementary Agreement dated October 31, 2008 among AirMedia Technology (Beijing) Co., Ltd. and the shareholders of Beijing AirMedia UC Advertising Co., Ltd., supplementing the original Loan Agreement dated January 1, 2007 (incorporated by reference to Exhibit 4.41 to Annual Report on Form 20-F filed on April 28, 2009)

4.38

English Translation of Power of Attorneys dated April 1, 2008 from each of the shareholders of Beijing Yuehang Digital Media Advertising Co., Ltd. (incorporated by reference to Exhibit 4.42 to Annual Report on Form 20-F filed on April 28, 2009)

4.39

English Translation of Technology Development Agreement dated April 1, 2008 between AirMedia Technology (Beijing) Co., Ltd. and Beijing Yuehang Digital Media Advertising Co., Ltd. (incorporated by reference to Exhibit 4.43 to Annual Report on Form 20-F filed on April 28, 2009)

4.40

English Translation of Technology Support and Service Agreement dated April 1, 2008 between AirMedia Technology (Beijing) Co., Ltd. and Beijing Yuehang Digital Media Advertising Co., Ltd. (incorporated by reference to Exhibit 4.44 to Annual Report on Form 20-F filed on April 28, 2009)

4.41

English Translation of Supplementary Agreement dated June 25, 2008 to the Technology Support and Service Agreement dated April 1, 2008 between AirMedia Technology (Beijing) Co., Ltd. and Beijing Yuehang Digital Media Advertising Co., Ltd. (incorporated by reference to Exhibit 4.45 to Annual Report on Form 20-F filed on April 28, 2009)

4.42

English Translation of Equity Pledge Agreement dated April 1, 2008 among AirMedia Technology (Beijing) Co., Ltd., Beijing Yuehang Digital Media Advertising Co., Ltd. and the shareholders of Beijing Yuehang Digital Media Advertising Co., Ltd. (incorporated by reference to Exhibit 4.46 to Annual Report on Form 20-F filed on April 28, 2009)

4.43

English Translation of Call Option Agreement dated April 1, 2008 among AirMedia Technology (Beijing) Co., Ltd., Beijing Yuehang Digital Media Advertising Co., Ltd. and the shareholders of Beijing Yuehang Digital Media Advertising Co., Ltd. (incorporated by reference to Exhibit 4.47 to Annual Report on Form 20-F filed on April 28, 2009)

4.44

Share Purchase Agreement dated July 4, 2008 among the Registrant, First Reach Holdings Limited and Excel Lead International Limited (incorporated by reference to Exhibit 4.48 to Annual Report on Form 20- F filed on April 28, 2009)

4.45

English Translation of Supplementary Agreement No. 2 to Call Option Agreement dated May 27, 2010 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia UC Advertising Co., Ltd. and the shareholders of Beijing AirMedia UC Advertising Co., Ltd. (incorporated by reference to Exhibit 4.45 to Annual Report on Form 20-F filed on May 28, 2010)

4.46

English Translation of Supplementary Agreement No. 2 to the Equity Pledge Agreement dated May 27, 2010 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia UC Advertising Co., Ltd. and the shareholders of Beijing AirMedia UC Advertising Co., Ltd. (incorporated by reference to Exhibit 4.46 to Annual Report on Form 20-F filed on May 28, 2010)

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

8.1*	List of the Company’s subsidiaries
12.1*	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
12.2*	Certifications of Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
13.1*	Certifications of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certifications of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Deloitte Touche Tohmatsu CPA Ltd.

Exhibit No.	Description
15.2*	Consent of Commerce & Finance Law Offices
15.3*	Consent of Maples and Calder

*Filed herewith.