Form 20-F
period 2011-12-31
AIRMEDIA GROUP INC.
filed 2012-04-30
CIK 1413745

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

(Mark One)

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[   ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________________________

For the transition period from ___________to ___________.

Commission file number: 001-33765

AIRMEDIA GROUP INC.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

17/F, Sky Plaza
No. 46 Dongzhimenwai Street
Dongcheng District, Beijing 100027
The People’s Republic of China
(Address of principal executive offices)

Ping Sun
AirMedia Group Inc.
17/F, Sky Plaza
No. 46 Dongzhimenwai Street
Dongcheng District, Beijing 10027

The People’s Republic of China
Phone: +86 10 8438 6868
Email: sunping@airmedia.net.cn
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary shares, par value $0.001 per share*
American Depositary Shares, each representing two ordinary shares	The NASDAQ Stock Market LLC (The NASDAQ Global Select Market)

* Not for trading, but only in connection with the listing on the NASDAQ Global Market of American Depositary Shares, each representing two ordinary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 127,662,057 shares issued and 125,247,597 shares outstanding, par value $0.001 per share, as of December 31, 2011.

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

Yes [   ]                                                No [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large Accelerated Filer [ ]	Accelerated Filer [X]	Non-Accelerated Filer [ ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [X]	International Financial Reporting Standards [ ]	Other [ ]
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

Yes [    ]                                                 No [X]

AIRMEDIA GROUP INC.

Annual Report on Form 20-F
TABLE OF CONTENTS

USE OF CERTAIN DEFINED TERMS

Except as otherwise indicated by the context, in this annual report:

  “ADS” refers to our American depositary shares, each of which represents two ordinary shares;

  “China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Hong Kong, Macau and Taiwan;

  “ordinary shares” refers to our ordinary shares, par value US$0.001 per share;

  “preferred shares” refers to our Series A redeemable convertible preferred shares and Series B redeemable convertible preferred shares, all of which were converted into our ordinary shares upon the completion of our initial public offering on November 13, 2007;

  “RMB” or “Renminbi” refers to the legal currency of China;

  “U.S. dollars”, “$”, “US$” or “dollars” refers to the legal currency of the United States; and

  “we”, “us”, “our”, the “Company” or “AirMedia” refers to the combined business of AirMedia Group Inc. , its consolidated subsidiaries, its variable interest entities (“VIEs”) and VIEs’ subsidiaries.

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

  our plans to expand our advertising network into other out-of-home advertising platforms such as billboards and light boxes located at gas stations and large LED screens at selected airports;

  competition in the advertising industry and the air travel advertising industry in China;

  the expected growth in consumer spending, average income levels and advertising spending levels;

  the growth of the air travel sector in China; and

  PRC governmental policies relating to the advertising industry.

Also, forward-looking statements represent our estimates and assumptions only as of the date of this annual report. You should read this annual report and the documents that we referred and filed as exhibits to this report in their entirety and with the understanding that our actual future results may be materially different from what we expect. Except as required by law, we assume no obligation to update any forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in any forward-looking statements, even if new information becomes available in the future.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. Selected Financial Data

Selected Consolidated Financial Data

The following table represents our selected consolidated financial information. The selected consolidated statement of operations data for the years ended December 31, 2009, 2010 and 2011 and the consolidated balance sheet data as of December 31, 2010 and 2011 have been derived from our audited consolidated financial statements, which are included in this annual report. The selected consolidated statement of operations data for the years ended December 31, 2007 and 2008 have been derived from our audited financial statements for the relevant periods, which are not included in this annual report. The selected consolidated balance sheet data as of December 31, 2007, 2008 and 2009 have been derived from our audited financial statements for the relevant periods, which are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

In the following table, the “billboards on gate bridges in airports” category and part of the original “other displays” category traditionally used in our revenue presentation in our annual report on Form 20-F for the year ended December 31, 2008 were combined and reclassified as one category, “traditional media in airports,” which includes revenues from all traditional forms of media in airports, such as billboards, light boxes and gate bridges in airport advertising. The remaining part of the original “other displays” category, mainly consisting of revenues from advertising displays on digital TV screens on airport shuttle buses and logos for various display equipment in airports, is now reclassified as the “other revenues in air travel” category. The “gas station media network” category consists of advertising platforms such as billboards and light boxes located in some gas stations of China Petroleum & Chemical Corporation Limited, or Sinopec. Revenues now also include a new “other media” category, which represents primarily revenues from AirMedia City (Beijing) Outdoor Advertising Co., Ltd., a PRC company, or AM Outdoor, acquired by our variable interest entity, AirMedia Group Co., Ltd., formerly known as Beijing AirMedia Advertising Co., Ltd., a PRC company, or AM Advertising, in January 2010, which operates unipole signs and other outdoor media.

These selected consolidated financial data below should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and related notes included elsewhere in this annual report and “Item 5. Operating and Financial Review and Prospects” below. Our historical results do not necessarily indicate results expected for any future periods.

	Year Ended December 31,
	2007	2008	2009	2010	2011
	(In thousands of U.S. Dollars, except share, per share and per ADS data)

Consolidated Statement of Operations Data:
Revenues:
Air Travel Media Network

Digital frames in airports	$1,263	$45,011	$66,255	$113,196	$126,539
Digital TV screens in airports	26,921	47,591	37,260	28,905	21,937
Digital TV screens on airplanes	11,093	19,227	17,082	27,564	26,734
Traditional media in airports	1,872	6,490	27,192	48,418	73,535
Other revenues in air travel	2,462	7,221	4,639	4,063	6,416
Gas Station Media Network	—	—	102	3,664	12,873
Other Media	—	—	—	10,650	9,787
Total revenues	43,611	125,540	152,530	236,460	277,821

Business tax and other sales tax	(1,983)	(6,107)	(3,102)	(5,955)	(7,197)
Net revenues	41,628	119,433	149,428	230,505	270,624
Cost of revenues	(21,365)	(70,995)	(147,541)	(197,908)	(244,470)
Gross profit	20,263	48,438	1,887	32,597	26,154
Operating expenses:
Selling and marketing (including share-based compensation of $274, $1,158, $1,540, $2,424 and $1,422 in 2007, 2008, 2009, 2010 and 2011, respectively)	(4,813)	(10,171)	(13,439)	(18,112)	(18,238)
General and administrative (including share-based compensation of $18,831, $3,805, $4,226, $5,547 and $3,192 in 2007, 2008, 2009, 2010 and 2011, respectively)	(21,982)	(14,374)	(34,936)	(24,646)	(22,004)
Impairment of goodwill					(1,003)
Impairment of intangible assets	-	-	-	(1,000)	(656)
Total operating expenses	(26,795)	(24,545)	(48,375)	(43,758)	(41,901)
(Loss)/Income from operations	(6,532)	23,893	(46,488)	(11,161)	(15,747)
Interest income	1,745	5,379	2,025	694	1,242
Gain on remeasurement of fair value of cost and equity method investments (net)	—	—	—	919
Other income, net	—	1,135	1,239	940	1,848
(Loss)/Income before income taxes	(4,787)	30,407	(43,224)	(8,608)	(12,657)
Income tax benefits (expenses)	195	498	6,032	735	(266)
(Loss)/Income before share of income/(loss) on equity method investments	(4,592)	30,905	(37,192)	(7,873)	(12,923)
Share of (loss)/income on equity method investments	(520)	(325)	164	290	243
Net (loss)/income	(5,112)	30,580	(37,028)	(7,583)	(12,680)
Less: Net (loss)/income attributable to noncontrolling interests	(2)	382	211	(2,666)	(3,084)
Net (loss)/income attributable to AirMedia Group Inc.’s shareholders	$(5,110)	$30,198	$(37,239)	$(4,917)	$(9,596)
Net (loss)/income attributable to AirMedia Group Inc.’s shareholders per ordinary share—basic	$(0.12)	$0.23	$(0.28)	$(0.04)	$(0.07)
Net (loss)/income attributable to AirMedia Group Inc.’s shareholders per ordinary share—diluted	$(0.12)	$0.22	$(0.28)	$(0.04)	$(0.07)
Net (loss)/income attributable to AirMedia Group Inc.’s shareholders per ADS —basic(1)	$(0.23)	$0.45	$(0.57)	$(0.07)	$(0.15)
Net (loss)/income attributable to AirMedia Group Inc.’s shareholders per ADS —diluted(1)	$(0.23)	$0.44	$(0.57)	$(0.07)	$(0.15)
Weighted average shares used in calculating net (loss)/income per ordinary share—basic	73,469,589	133,603,419	131,320,730	131,252,115	129,537,955
Weighted average shares used in calculating net (loss)/income per ordinary share—diluted	73,469,589	137,782,135	131,320,730	131,252,115	129,537,955

(1) Each ADS represents two ordinary shares.

The following table presents a summary of our consolidated balance sheet data as of December 31, 2007, 2008, 2009, 2010 and 2011:

	As of December 31,
	(In thousands of U.S. Dollars)
	2007	2008	2009	2010	2011
Balance Sheet Data:

Cash	$210,915	$161,534	$123,754	$106,505	$112,734
Total assets	266,859	329,891	316,651	347,186	361,468
Total liabilities	9,257	28,208	50,372	70,470	91,410
Total AirMedia Group Inc.’s shareholders’ equity	257,605	300,730	263,042	275,668	272,148
Noncontrolling interests	(3)	953	3,237	1,048	(2,090)
Total equity	$257,602	$301,683	$266,279	$276,716	$270,058

Exchange Rate Information

Our reporting and financial statements are expressed in the U.S. dollar, which is the reporting and functional currency of our Cayman Islands parent company. However, substantially all of the revenues and expenses of our consolidated operating subsidiaries and variable interest entities are denominated in RMB. The conversion of RMB into U.S. dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.2939 to US$1.00, the noon buying rate in effect as of December 30, 2011. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The Chinese government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange. On April 6, 2012, the noon buying rate was RMB6.3052 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

	Noon Buying Rate (1)
	Average (2)	Low	High
Period	(RMB per US$1.00)
2007	7.5806
2008	6.9459
2009	6.8307
2010	6.7603
2011	6.4475
October 2011		6.3534	6.3825
November 2011		6.3400	6.3839
December 2011		6.2939	6.3733
January 2012		6.2940	6.3330
February 2012		6.2935	6.3120
March 2012		6.2975	6.3315

(1)

For periods prior to January 1, 2009, the exchange rates reflect the noon buying rates as reported by the Federal Reserve Bank of New York. For periods after January 1, 2009, the exchange rates reflect the noon buying rates as set forth in the H.10 statistical release of the Federal Reserve Board.

(2)	Annual averages are calculated from the average of the exchange rates on the last day of each month during the period.

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

We have incurred net losses for certain periods in the past. We pay concession fees to airports for placing and operating our digital displays, to airlines for placing our programs on their digital TV screens, and to airports and gas stations for placing and operating our advertisements on traditional media platforms such as light boxes and billboards. These fees constitute a significant part of our cost of revenues and are mostly fixed under the concession rights contracts with an escalation clause; payments are usually due three or six months in advance. However, our revenues may fluctuate significantly from period to period for various reasons. For instance, when new concession rights contracts are signed during a period, additional concession fees are incurred immediately, but it may take some time for us to create revenues from these concession rights contracts because it takes time to find advertisers for the time slots and locations made available under these new contracts. If our revenues decrease in a given period, we may be unable to reduce our cost of revenues as a significant part of our cost of revenues is fixed, which could materially and adversely affect our business and results of operations and lead to a net loss for that period.

We have a limited operating history, which may make it difficult for you to evaluate our business and prospects.

We began our business operations in August 2005. Our limited operating history may not provide a meaningful basis for you to evaluate our business, financial performance and prospects. It is also difficult to evaluate the viability of our air travel advertising network because we do not have sufficient experience to address the risks frequently encountered by early stage companies using new forms of advertising media and entering new and rapidly evolving markets. Certain members of our senior management team have worked together for only a relatively short period of time and it may be difficult for you to evaluate their effectiveness, on an individual or collective basis, and their ability to address future challenges to our business. Because of our limited operating history, we may not be able to:

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

In 2011, the top three industries that advertise on our network were automobile, finance and high-end food and beverages, based on revenues derived from advertisers in these industries. Any significant or prolonged slowdown or decline of the PRC and global economy will affect consumers’ disposable income and consumer spending in these industries, and lead to a decrease in demand for our services. On March 11, 2011, Japan experienced a severe earthquake, followed by deadly tsunamis that severely crippled a key nuclear plant and led to the release of dangerous levels of radiation. These events devastated large parts of Japan and negatively affected its economy, including its automobile industry and the extended supply chain. Our business was heavily impacted in the second quarter of 2011 due to the fact that the automobile industry was, and remains, one of our major advertising markets.

In 2012, China is expected to grow at a lower rate than in previous years. This may have a negative impact on the overall media industry in China, and makes it more difficult for middle and small sized companies to maintain their profit levels in the future. Globally, the financial crisis in Europe and the United States had a negative impact on our stock prices in 2011, and this impact may continue in 2012.

We derive a significant portion of our revenues from the provision of air travel advertising services. A contraction in the air travel advertising industry in China may materially and adversely affect our business and results of operations.

Substantially all of our historical revenues have been and a significant portion of our expected future revenues will be generated from the provision of air travel advertising services, in particular through the display of advertisements on digital frames located in airports and digital TV screens located in airports and on airplanes. Most of our traditional advertising media platforms, such as billboards and painted advertisements on gate bridges and light boxes, and other displays, such as logo displays and shuttle bus displays, are located in or near airports. A contraction in air travel advertising industry in China could have a material adverse effect on our business and results of operations.

If we are unable to carry out our operations as specified in existing concession rights contracts, retain or renew existing concession rights contracts or to obtain new concession rights contracts on commercially advantageous terms, we may be unable to maintain or expand our network coverage and our costs may increase significantly in the future.

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

We may also be unable to retain or renew concession rights contracts when they expire. Most of our concession rights contracts to operate advertising media in airports and on airplanes typically have terms ranging from one to five years, with no automatic renewal provisions. As of December 31, 2011, we had in total approximately 40 concession rights contracts to be renewed in the next twelve months, with aggregated concession fees of approximately $49 million. We cannot assure you that we will be able to renew any or all of these contracts when they expire, and the terms of any renewal may not be commercially advantageous to us. The concession fees that we incur under our concession rights contracts comprise a significant portion of our cost of revenues, but airports and airlines tend to increase concession fees over time, so as some of our concession rights contracts terminate, we may experience a significant increase in our costs of revenues when we renew these contracts. If we cannot pass increased concession costs onto our advertisers through rate increases, our earnings and our results of operations could be materially and adversely affected. In addition, many of our concession rights contracts to operate in airports and on airplanes contain provisions granting us certain exclusive concession rights. We cannot assure you that we will be able to retain these exclusivity provisions when we renew these contracts. If we were to lose exclusivity, our advertisers may decide to advertise with our competitors or otherwise reduce their spending on our network and we may lose market share.

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

A significant portion of our revenues has been derived from the six largest airports and three largest airlines in China. If any of these airports or airlines experiences a material business disruption, we would likely incur substantial losses of revenues.

We derived a significant portion of our total revenues in 2011 from the six largest airports in China: Beijing Capital International Airport, Guangzhou Baiyun International Airport, Shanghai Pudong International Airport, Shanghai Hongqiao Airport, Chengdu Shuangliu International Airport, and Shenzhen Bao’an International Airport. A material business disruption, major construction or renovation or natural disaster affecting any of the airports in our network could negatively affect our advertising media in such airport or materially limit where we can place our advertising media.

In addition, we derived a significant portion of our advertising revenues in 2011 from the three largest domestic airlines in China: Air China, China Southern Airlines, and China Eastern Airlines. If any of these airlines loses market share and we are not able to add other airlines or increase the revenues generated from existing airlines in our network, our advertisers may decide to spend less on our advertising network.

We expect these six airports and three airlines to continue to contribute a significant portion of our revenues in the foreseeable future. If there were a material business disruption in any of these airports or airlines, we would likely lose a substantial amount of revenues.

We depend on third-party program producers to provide the non-advertising content that we include in our programs. Failure to obtain high-quality content on commercially reasonable terms could materially reduce the attractiveness of our network, harm our reputation and materially and adversely affect our business and results of operations.

The programs on the majority of our digital TV screens include both advertising and non-advertising content. Third-party content providers such as Shanghai Media Group, Travel Channel, Jiangsu TV and various other television stations and television production companies have contracts with us to provide the majority of the non-advertising content played over our network, particularly on TV screens on aircrafts. In November 2010, we entered into a strategic partnership with China Central Television International Mobile Media Ltd., or CCTV Mobile Media, a subsidiary of China Central Television, to operate a TV channel of CCTV Mobile Media, or CCTV Air Channel, to broadcast TV programs in our digital TV screens located in airports. The partnership agreement has a term of 15 years until November 28, 2025. There is no assurance that we will be able to renew these contracts or obtain non-advertising content on satisfactory terms, or at all. In addition, some of the third-party content providers that currently do not charge us for their content may do so in the future. To make our programs more attractive, we must continue to secure contracts with these and other third-party content providers. If we fail to obtain a sufficient amount of high-quality content on a cost-effective basis, advertisers may find advertising on our network unattractive and may not wish to purchase advertising time slots or locations on our network, which would materially and adversely affect our business and results of operations.

One or more of our advertising agencies could engage in activities that are harmful to our reputation in the industry and to our business.

We engage third-party advertising agencies to help source advertisers from time to time. These third-party advertising agencies assist us in identifying and introducing advertisers to us. In return, we pay fees to these advertising agencies if they generate advertising revenues for us. Fees that we paid to these third-party agencies are calculated based on a pre-set percentage of revenues generated from the advertisers introduced to us by the third-party agencies and are paid when payments are received from the advertisers. Our contractual arrangements with these advertising agencies do not provide us with control or oversight over their everyday business activities, and one or more of these agencies may engage in activities that violate PRC laws and regulations governing the advertising industry and related non-advertising content, or other laws and regulations. If our agencies violate PRC advertising or other laws or regulations, it could harm our reputation in the industry and have detrimental effects on our business operations.

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

When our network of digital frames, digital TV screens, light boxes, billboards and gate bridges becomes saturated in any particular airport, airline and other locations where we operate, we may be unable to offer additional advertising time slots or locations to satisfy all of our advertisers’ needs. We would need to increase our advertising rates for advertising in such airports, airlines or other locations to increase our revenues. However, advertisers may be unwilling to accept rate increases, which could hamper our ability to generate higher levels of revenues over time. In particular, the utilization rates of our advertising time slots and locations in the six largest airports and on the three largest airlines in China are higher than those in other network airports or on other airlines, and saturation or oversaturation of digital frames and digital TV screens in these airports or airlines could have a material adverse effect on our growth prospects.

Our strategy of expanding our advertising network by building new air travel media platforms and expanding into traditional media may not succeed, and our failure to do so could materially reduce the attractiveness of our network and harm our business, reputation and results of operations.

Our air travel advertising network primarily consists of standard digital frames, digital TV screens, and traditional media. Our growth strategy includes broadening our service offerings by continuing to increase our digital media network coverage and expanding our traditional media to become a comprehensive air travel advertising provider in China.

We intend to continue increasing the number of our digital frames in the near future mainly through our newly acquired concession rights. We could incur significant costs in installing new digital frames or in continuing to upgrade or replace some of our existing digital frame displays. As part of our strategic efforts to become a one-stop provider for advertising, we may continue to expand in the traditional media area as opportunities present themselves and we could also incur significant costs in installing new billboards or light boxes or maintaining existing ones.

In addition, we intend to build a nationwide advertising platform of large LED screens in selected airports in China, which may require a significant amount of capital spending on equipment and installations.

A large amount of our concession rights contracts contain exclusive concession rights that grant us exclusivity with respect to digital frames and digital TV screens. By entering and expanding into traditional advertising media platforms inside airports, we may face competition from other companies that are already in these areas. We also have limited experience working in these areas. It is uncertain how these businesses will perform. Our failure to expand our air travel advertising network to introduce new platforms and into new areas could materially reduce the attractiveness of our network and materially and adversely affect our business and results of operations.

If we do not succeed in our expansion into the business of outdoor media advertising, our future results of operations and growth prospects may be materially and adversely affected.

Our growth strategy also includes expansion into other media outside of airports. In April 2009, we entered into an exclusive concession rights contract with Sinopec which allows us to operate media platforms in Sinopec gas stations throughout China. Our variable interest entity, AM Advertising, now holds 100% of AM Outdoor which operates out-of-home advertising media in urban locations in Beijing.

As we are relatively new in the gas station media advertising and outdoor media advertising market, it may take us an extended period of time to ramp up revenue from these new businesses. However, under all of our existing concession rights agreements regarding our gas station and outdoor media displays, we are required to pay periodic, fixed concession fees for the media platforms regardless of revenue.

We may also incur significant costs in maintaining and upgrading the gas station and outdoor traditional media platforms such as billboards, which are more vulnerable to weather and other accidental damages than indoor displays.

For the gas station media platforms that are covered under the Sinopec concession rights contract, there are approvals required from various levels of local governments for the operation of each outdoor media format. However, there are significant uncertainties regarding which local government agencies or which sets of local laws and regulations govern our gas station media platforms in specific locations. There have been incidents when some local government agencies attempted to exercise their authority that caused disruption in advertisement placements. Although most of these incidents were subsequently resolved without significant delays, despite the lack of consistency of government administrative procedures from location to location, some remain outstanding and others may arise from time to time in the future.

Although we are using best efforts to comply with all relevant laws and regulations and to obtain all necessary certificates, registrations and approvals for the advertising media platforms we operate, including actively consulting with every relevant local government authority in every city in which we operate to ascertain the legal requirements for our business operations in the area and continually monitoring local government announcements for any relevant updates in such requirements, due to the complexity of local laws and regulations across China governing outdoor media advertising platforms, there can be no assurance that we will be able to obtain or have all of the necessary approvals which we do not currently hold in a timely manner, or at all. Any delay or failure in obtaining the necessary approvals may materially and adversely affect the expansion into the business of outdoor media advertising.

Our concession rights contract with Sinopec also sets forth a schedule which states that we must develop and begin operating a number of gas station media platforms by certain dates, subject to various exemptions. We cannot assure you that we can fulfill this schedule as anticipated under this concession rights agreement, and failure to fulfill the schedule may lead to termination of the relevant concession rights agreement by the other party.

We began to implement changes in the sales management team for our gas station advertising business in mid-year 2011. The business achieved significant revenues growth in the second half of 2011. However, we can make no assurance that such growth is indicative of future results. We also began to implement changes in the operational model and structure of the gas station advertising business in the second half of 2011 with the intention to accelerate growth and profitability. We may experience significant obstacles and challenges as we move forward with our strategy.

For each new business into which we enter, we may face competition from existing leading providers in that business; the same applies in the cases of gas station media advertising and outdoor media advertising markets. If we cannot successfully address the foregoing new challenges and compete effectively against the existing leading players in the field of gas station and outdoor media advertising, we may not be able to develop a sufficiently large advertiser base, recover costs incurred for developing and marketing our new business, and eventually achieve profitability from these businesses, and our future results of operations and growth prospects may be materially and adversely affected.

If advertising registration certificates are not obtained for our airport advertising operations where such registration certificates are deemed to be required, we may be subject to administrative sanctions, including the discontinuation of our advertisements at airports where the required advertising registration is not obtained.

Applicable PRC regulations promulgated by the State Administration for Industry and Commerce, or the SAIC, specify that advertisements placed inside or outside of the “departure halls” of airports are considered outdoor advertisements and must be registered with local SAIC offices by “advertising distributors.” Failure to comply with such requirements may result in forfeiture of the relevant advertising income, administrative fines of up to RMB 30,000 and an order to register the advertisements within a set period. If we fail to register these advertisements within the required timeframe, the relevant local SAIC office may require us to discontinue the relevant advertisements where the required advertising registration is not obtained. We intend to register with the relevant local SAIC offices if we are required to do so, but we cannot assure you that we will obtain all applicable registration certificates in compliance with the outdoor advertisement provisions due to the uncertainty in the implementation and enforcement of the regulations promulgated by the SAIC.

If we fail to obtain approvals for the inclusion of non-advertising content in our programs broadcast in digital TV screens in airlines, we may be unable to continue to include such non-advertising content in our programs, which may cause our revenues to decline and our business and prospects to deteriorate.

Most of the digital TV screens in our network include programs that consist of both advertising content and non-advertising content. The State Administration of Radio, Film and Television, or the SARFT, issued a circular which stated that displaying audio-video programs such as television news, films and television shows, sports, technology and entertainment through public audio-video systems located in automobiles, buildings, airports, bus or train stations, shops and other outdoor public systems must be approved by the SARFT.

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

Because we rely on third-party advertising agencies to help obtain advertisers, if we fail to maintain stable business relations with key third-party agencies or to attract additional agencies on competitive terms, our business and results of operations could be materially and adversely affected.

We engage third-party advertising agencies to help obtain advertisers from time to time. We do not have long-term or exclusive agreements with these advertising agencies, including our key third-party advertising agencies, and cannot assure you that we will continue to maintain stable business relations with them. Furthermore, the fees we pay to these third-party advertising agencies constitute a significant portion of our cost of revenues. If we fail to retain key third-party advertising agencies or to attract additional advertising agencies, we may not be able to retain existing advertisers or attract new advertisers or advertising agencies, or the fees we pay them may have to significantly increase. If any of the above happens, our business and results of operations could be materially and adversely affected.

A limited number of advertisers have historically accounted for a significant portion of our revenues and this dependence may reoccur in the future, which would make us more vulnerable to the loss of major advertisers or delays in payments from these advertisers.

A limited number of advertisers historically accounted for a significant portion of our revenues. Our top five advertisers collectively accounted for approximately 21.3%, 20.6% and 20.3% of our total revenues in the years ended December 31, 2009, 2010 and 2011, respectively. Our largest advertisers have changed from year to year primarily because of our limited operating history and rapid growth, broadened advertiser base and increased sales. However, given our limited operating history and the rapid growth of our competition, we cannot assure you that we will not be dependent on a small number of advertisers in the future.

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

We have acquired and may continue to acquire businesses, technologies, services or products which are complementary to our core air travel advertising network business in the future. Past and future acquisitions may expose us to potential risks, including risks associated with:

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

We have experienced significant growth in revenues in recent years. Our net revenues increased from 2007 to 2011, while the number of our network airports and the number of digital frames in these airports had increased from 2007 to 2011. We may be unable to maintain or achieve growth in revenues or the number of airports or digital frames in our network in the future. In addition, the number of our digital TV screens in airports increased from 2007 to 2008 but experienced a decline from 2009 to 2011. There may be declines in the number of our digital TV screens in airports in the future.

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

Failure to maintain an effective system of internal control over financial reporting and effective disclosure controls and procedures could have a material and adverse effect on the trading price of our ADSs.

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which must also contain management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must attest to the effectiveness of the company’s internal control over financial reporting. SEC rules also require every public company to include a management report containing management’s assessment of the effectiveness of such company’s disclosure controls and procedures in its annual report.

Our management has concluded that our internal control over financial reporting and disclosure controls and procedures were not effective as of December 31, 2011. In this regard, our management has identified a material weakness in our internal controls as described under Item 15. “Management’s Annual Report on Internal Control Over Financial Reporting” in this annual report. Our independent registered public accounting firm has issued an adverse opinion on the effectiveness of internal control over financial reporting as of December 31, 2011; see Item 15. “Attestation Report of the Independent Registered Public Accounting Firm”.

As described in Item 15. “Management’s Annual Report on Internal Control Over Financial Reporting,” we have taken and or plan to take steps to address this material weakness and we believe that we have made significant progress. However, we can make no assurances that we can fully address our material weakness or address additional material weaknesses or significant deficiencies that may subsequently arise. If we are unable to enact changes to our internal controls to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or with adequate compliance, our registered independent public accounting firm may issue an adverse opinion report in future periods. Our failure to achieve and maintain effective internal control over financial reporting and disclosure controls and procedures may result in additional significant deficiencies or material weaknesses, cause us to fail to meet our periodic reporting obligations, result in material misstatements in our financial statements, restatement of financial statements, sanctions or investigations by regulatory authorities, and loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our ADSs.

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

Substantially all of our operations are conducted through contractual arrangements with our consolidated variable interest entities, or VIEs, in China, AM Advertising, Beijing Shengshi Lianhe Advertising Co., Ltd., or Shengshi Lianhe, AirMedia UC, and Beijing Yuehang Digital Media Advertising Co., Ltd., or AM Yuehang. Although PRC regulations currently permit 100% foreign ownership of companies that provide advertising services, subject to approval by relevant PRC government authorities, any foreign entities that invest in the advertising services industry are required to have at least three years of direct operations in the advertising industry outside of China. In addition, PRC regulations currently prohibit foreign investment in the production and operation of any non-advertising television program content. Our wholly owned Hong Kong subsidiary AM China, the 100% shareholder of AM Technology and Xi’an AM, has been operating an advertising business in Hong Kong since 2008. We are in the processs of establishing a wholly-owned subsidiary to provide advertising services in China through it directly. However, we can make no assurance as to the specific time when this wholly-owned subsidiary shall be established. Once this subsidiary is put into operation, we intend to gradually shift our advertising business to this subsidiary, and thus to gradually reduce the reliance on the current VIE structure. Our advertising business is primarily provided through our contractual arrangements with our four consolidated variable interest entities in China. These entities directly operate our advertising network, enter into concession rights contracts and sell advertising time slots and locations to our advertisers. We have contractual arrangements with these variable interest entities pursuant to which we, through AM Technology, provide technical support and consulting services to these entities. We also have agreements with our variable interest entities and each of their shareholders that provide us with the substantial ability to control these entities. For a description of these contractual arrangements, see Item 4, “Information on the Company—Organizational Structure” and Item 7, “Major Shareholders and Related Party Transactions—Related Party Transactions—Contractual Arrangements.”

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

In addition, if the PRC government were to find that the VIE arrangements do not comply with PRC governmental restrictions on foreign investment in the advertising industry and in the operating of non-advertising content, or if the legal structure and contractual arrangements were found to be in violation of any other existing PRC laws and regulations, the PRC government could:

  revoke the business and operating licenses of the Company’s PRC subsidiaries and affiliates;

  discontinue or restrict the Company’s PRC subsidiaries’ and affiliates’ operations;

  impose conditions or requirements with which the Company or its PRC subsidiaries and affiliates may not be able to comply; or

  require the Company or its PRC subsidiaries and affiliates to restructure the relevant ownership structure or operations.

While the Company does not believe that any penalties imposed or actions taken by the PRC government would result in the liquidation of the Company, AM Technology, or the VIEs, the imposition of any of these penalties may result in a material and adverse effect on the Company’s ability to conduct the Company’s business. In addition, if the imposition of any of these penalties causes the Company to lose the power to direct the activities of the VIEs (and VIEs' subsidiaries) that most significantly impact the VIEs' (and VIEs' subsidiaries') economic performance or the right to receive substantially all of the benefits from the VIEs (and VIEs' subsidiaries), the Company would no longer be able to consolidate the VIEs (and VIEs' subsidiaries).

We rely on contractual arrangements with our consolidated variable interest entities and their shareholders for a substantial portion of our China operations, which may not be as effective as direct ownership in providing operational control.

We rely on contractual arrangements with AM Advertising, Shengshi Lianhe, AirMedia UC and AM Yuehang to operate our advertising business. For a description of these arrangements, see Item 4, “Information on the Company—Organizational Structure” and Item 7, “Major Shareholders and Related Party Transactions—Related Party Transactions—Contractual Arrangements.” These contractual arrangements may not be as effective as direct ownership in providing control over our variable interest entities. Under these contractual arrangements, if our variable interest entities or their shareholders fail to perform their respective obligations, we may have to incur substantial costs and resources to enforce such arrangements and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief and claiming damages, and we may not be successful.

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

The registered capital of AM Technology, Shenzhen AM and Xi’an AM is $45.0 million, RMB700 million (approximately $96.4 million) and $50.0 million, respectively. AM Technology and Xi’an AM have made the applicable annual appropriations required under PRC law. Shenzhen AM is not currently required to fund any statutory surplus reserve because it still has accumulated losses. Any direct or indirect limitation on the ability of our PRC subsidiaries to distribute dividends and other distributions to us could materially and adversely limit our ability to make investments or acquisitions at the holding company level, pay dividends or otherwise fund and conduct our business.

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

On February 15, 2012, the SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Administration for Domestic Individuals Participating in an Employee Share Incentive Plan of an Overseas-Listed Company (which replaced the old Circular 78, “Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in an Employee Stock Holding Plan or Stock Option Plan of an Overseas-Listed Company” promulgated on March 28, 2007), or the New Share Incentive Rule. Under the New Share Incentive Rule, PRC citizens who participate in a share incentive plan of an overseas publicly listed company are required to register with SAFE and complete certain other procedures. All such participants need to retain a PRC agent through a PRC subsidiary to register with SAFE and handle foreign exchange matters such as opening accounts, transferring and settlement of the relevant proceeds. The New Share Incentive Rule further requires that an offshore agent should also be designated to handle matters in connection with the exercise or sale of share options and proceeds transferring for the share incentive plan participants.

We and our PRC employees who have been granted stock options are subject to the New Share Incentive Rule. If we or our PRC employees fail to comply with the New Share Incentive Rule, we and/or our PRC employees may face sanctions imposed by the foreign exchange authority or any other PRC government authorities.

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

The Labor Contract Law, which came into effect January 1, 2008, established more restrictions and increased costs for employers to dismiss employees under certain circumstances, including specific provisions relating to fixed-term employment contracts, non-fixed-term employment contracts, task-based employment, part-time employment, probation, consultation with the labor union and employee representative's council, employment without a contract, dismissal of employees, compensation upon termination and for overtime work, and collective bargaining. Under the Labor Contract Law, unless otherwise provided by law, an employer is obligated to sign a labor contract with a non-fixed term with an employee, if the employer continues to hire the employee after the expiration of two consecutive fixed-term labor contracts, or if the employee has worked for the employer for 10 consecutive years. Severance pay is required if a labor contract expires and is not renewed because of the employer's refusal to renew or seeking to renew with less favorable terms. In addition, under the Regulations on Paid Annual Leave for Employees, which became effective on January 1, 2008, employees who have served more than one year for an employer are entitled to a paid vacation for five to 15 days, depending on the employee's number of years of employment. Employees who waive such vacation at the request of employers are entitled to compensation that equals to three times their regular daily salary for each waived vacation day. As a result of these new labor protection measures, our labor costs are expected to increase, which may adversely affect our business and our results of operations. It is also possible that the PRC government may enact additional labor-related legislations in the future, which would further increase our labor costs and affect our operations.

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

The PRC Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008, imposes a uniform income tax rate of 25% on most domestic enterprises and foreign investment enterprises. Under this law, entities that qualify as “high and new technology enterprises strongly supported by the state,” or HNTE, are entitled to the preferential Enterprise Income Tax, or EIT, rate of 15%. A company’s status as a HNTE is valid for three years, after which the company must re-apply for such qualification in order to continue to enjoy the preferential EIT rate. In addition, according to relevant guidelines, “new software enterprises” can enjoy an income tax exemption for two years beginning with their first profitable year and a 50% tax reduction to a rate of 12.5% for the subsequent three years.

AirMedia Technology (Beijing) Co., Ltd., one of our PRC subsidiaries, or AM Technology, was recognized as a HNTE under the new rules and therefore, it is entitled to enjoy a preferential EIT rate of 15%. It was also eligible for a 50% tax reduction from 2009 to 2011 under the applicable tax laws and regulations that were in effect before January 1, 2008, the date the EIT Law came into effect. As a result, AM Technology was subject to an EIT rate of 7.5% in 2009, 2010 and 2011. In September 2011, AM Technology received a new HNTE certificate. As a result, AM Technology is expected to be subject to an EIT rate of 15% from 2012 if it maintains its status as a HNTE.

Xi’an AirMedia Chuangyi Technology Co., Ltd., one of our PRC subsidiaries, or Xi’an AM, qualified as a “new software enterprise” in August 2008 by the Technology Information Bureau of Shaanxi Province and has received a written approval from Xi’an local tax bureau that it is granted a two-year exemption from EIT commencing on its first profitable year and a 50% reduction of the 25% EIT rate for the succeeding three years. As Xi'an AM first made profit in 2009, it was exempted from EIT in 2009 and 2010, and enjoys the preferential income tax rate of 12.5% from 2011 to 2013.

Shenzhen AirMedia Information Technology Co., Ltd., one of our PRC subsidiaries, or Shenzhen AM, was subject to a 15% preferential EIT rate in 2007 as it is located in Shenzhen and then was subject to EIT on its taxable income from 2008 at the gradual rate as set out in Notice of the State Council Concerning Implementation of Transitional Rules for Enterprise Income Tax Incentives, or “Circular 39.” Since Shenzhen AM is also qualified as a “manufacturing foreign-invested enterprise” incorporated prior to the effectiveness of the EIT Law, it is further entitled to a two-year exemption from EIT for years 2008 and 2009 and preferential rates of 11%, 12% and 12.5% for the years 2010, 2011 and 2012, respectively.

Hainan Jinhui Guangming Media Advertising Co., Ltd., one of our VIEs’ PRC subsidiaries, or Hainan Jinhui, is subject to EIT on the taxable income at the gradual rate, which was 18% in 2008, 20% in 2009, 22% in 2010 and 24% in 2011, and will be 25% in 2012 at the gradual rate as set out in Circular 39.

We cannot assure you that our PRC subsidiaries will be able to maintain or obtain qualifications to receive the above preferential tax treatments; we will be required to pay more taxes if they fail to become or continue to be eligible to receive PRC tax benefits, which may materially and adversely affect our business and results of operations.

Dividends payable to us by our wholly-owned operating subsidiaries may be subject to PRC withholding taxes, or we may be subject to PRC taxation on our worldwide income, and dividends distributed to our investors may be subject to more PRC withholding taxes under PRC tax law.

Under the EIT Law and related regulations, dividends payable by a foreign-invested enterprise in China to its foreign investors who are non-resident enterprises are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The British Virgin Islands, or BVI, where Broad Cosmos Enterprises Ltd., or Broad Cosmos, our wholly-owned subsidiary and the 100% shareholder of Shenzhen AM, is incorporated, does not have such a tax treaty with China. Air Media (China) Limited, or AM China, the 100% shareholder of AM Technology and Xi’an AM, is incorporated in Hong Kong. According to the Mainland and Hong Kong Special Administrative Region Arrangement on Avoiding Double Taxation or Evasion of Taxation on Income between China and Hong Kong and the relevant rules, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise). However, under recently implemented PRC regulations, now our Hong Kong subsidiary must obtain approval from the competent local branch of the State Administration of Taxation in accordance with the double-taxation agreement among the PRC and Hong Kong in order to enjoy the 5% preferential withholding tax rate. In February 2009, the State Administration of Taxation issued Notice No. 81. According to Notice No. 81, in order to enjoy the preferential treatment on dividend withholding tax rates, an enterprise must be the “beneficial owner” of the relevant dividend income, and no enterprise is entitled to enjoy preferential treatment pursuant to any tax treaties if such enterprise qualifies for such preferential tax rates through any transaction or arrangement, the major purpose of which is to obtain such preferential tax treatment. The tax authority in charge has the right to make adjustments to the applicable tax rates, if it determines that any taxpayer has enjoyed preferential treatment under tax treaties as a result of such transaction or arrangement. In October 2009, the State Administration of Taxation issued another notice on this matter, or Notice No. 601, to provide guidance on the criteria to determine whether an enterprise qualifies as the “beneficial owner” of the PRC sourced income for the purpose of obtaining preferential treatment under tax treaties. Pursuant to Notice No. 601, the PRC tax authorities will review and grant tax preferential treatment on a case-by-case basis and adopt the “substance over form” principle in the review. Notice 601 specifies that a beneficial owner should generally carry out substantial business activities and own and have control over the income, the assets or other rights generating the income. Therefore, an agent or a conduit company will not be regarded as a beneficial owner of such income. Since the two notices were issued, it has remained unclear how the PRC tax authorities will implement them in practice and to what extent they will affect the dividend withholding tax rates for dividends distributed by our subsidiaries in China to our Hong Kong subsidiary. If the relevant tax authority determines that our Hong Kong subsidiary is a conduit company and does not qualify as the “beneficial owner” of the dividend income it receives from our PRC subsidiaries, the higher 10% withholding tax rate may apply to such dividends.

Under the EIT Law and EIT Implementation Rules, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a PRC resident enterprise and is subject to the EIT at the rate of 25% on its worldwide income. The EIT Implementation Rules define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” The SAT issued the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or SAT Circular 82, on April 22, 2009. SAT Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled overseas-incorporated enterprise is located in China.

In addition, the SAT issued a bulletin on July 27, 2011 to provide more guidance on the implementation of SAT Circular 82 with an effective date to be September 1, 2011. The bulletin made clarification in the areas of resident status determination, post-determination administration, as well as competent tax authorities. It also specifies that when provided with a copy of the Chinese tax resident determination certificate from a resident Chinese controlled offshore incorporated enterprise, the payer should not withhold 10% income tax when paying the Chinese-sourced dividends, interest, royalties, etc. to the Chinese controlled offshore incorporated enterprise. Although both SAT Circular 82 and the bulletin only apply to offshore enterprises controlled by PRC enterprises, not to those that, like our company, are controlled by PRC individuals, the determination criteria set forth in SAT Circular 82 and administration clarification made in the bulletin may reflect the SAT's general position on how the "de facto management body" test should be applied in determining the tax residency status of offshore enterprises and the administration measures that should be implemented, regardless of whether they are controlled by PRC enterprises or PRC individuals.

After consulting with our PRC counsel, we do not believe that our holding company and other overseas subsidiaries should be deemed PRC resident enterprises as, among other things, certain of our company’s key assets and records, including register of members, board resolutions and shareholder resolutions, are located and maintained outside of the PRC, and we also hold our board and board committee meetings outside of the PRC from time to time. However, we have been advised by our PRC counsel, Commerce & Finance Law Offices, that because there remains uncertainty regarding the interpretation and implementation of the EIT Law and EIT Implementation Rules, it is uncertain whether we will be deemed a PRC resident enterprise. If the PRC authorities were to subsequently determine, or any further regulations provide, that we should be treated as a PRC resident enterprise, we would be subject to a 25% enterprise income tax on our global income. To the extent our holding company earns income outside of China, a 25% enterprise income tax on our global income may increase our tax burden and could adversely affect our financial condition and results of operations.

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

If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price and reputation and could result in a loss of your investment in our stock, especially if such matter cannot be addressed and resolved favorably.

Recently, U.S. public companies that have substantially all of their operations in China, particularly companies which have completed so-called reverse merger transactions, have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on our Company, our business and our stock price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time consuming and distract our management from growing our company.

The audit report included in this annual report are prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the US Securities and Exchange Commission, as auditors of companies that are traded publicly in the United States and a firm registered with the US Public Company Accounting Oversight Board (United States) (“the “PCAOB”), is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor's audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

RISKS RELATED TO THE MARKET FOR OUR ADSs

The trading price of our ADSs has been and may continue to be volatile.

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. During the year of 2011, the trading prices of our ADSs on the NASDAQ Global Select Market ranged from $2.21 to $7.41 per ADS and the closing sale price on April 27, 2012 was $2.90 per ADS. The price of our ADSs may fluctuate in response to a number of events and factors including, changes in the economic performance or market valuations of other advertising companies, conditions in the air travel advertising industry and the sales or perceived potential sales of additional ordinary shares or ADSs.

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

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law, conduct substantially all of our operations in China and most of our directors and officers reside outside the United States.

We are incorporated in the Cayman Islands, and conduct substantially all of our operations in China through our subsidiaries and variable interest entities. Most of our directors and officers reside outside the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult for you to effect service of process within the United States and bring an action against us or against these individuals in a U.S. court if you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and by the Companies Law (2011 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against us and our directors, actions by minority shareholders and the fiduciary responsibilities of our directors are to a large extent governed by the common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts.

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

As of March 31, 2012, our principal shareholder, Herman Man Guo, beneficially owned approximately 32.4% of our outstanding ordinary shares. He could exert substantial influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

We are a “foreign private issuer,” and have disclosure obligations that are different than those of U.S. domestic reporting companies so you should not expect to receive the same information about us at the same time as a U.S. domestic reporting company may provide.

We are a foreign private issuer and, as a result, we are not subject to certain of the requirements imposed upon U.S. domestic issuers by the SEC. For example, we are not required by the SEC or the federal securities laws to issue quarterly reports or proxy statements with the SEC. We are required to file our annual report within four months of our fiscal year end. We are not required to disclose certain detailed information regarding executive compensation that is required from U.S. domestic issuers. Further, our directors and executive officers are not required to report equity holdings under Section 16 of the Securities Act. We are also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. We are, however, still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5. Since many of the disclosure obligations required of us as a foreign private issuer are different than those required by other U.S. domestic reporting companies, our shareholders should not expect to receive information about us in the same amount and at the same time as information is received from, or provided by, other U.S. domestic reporting companies. We are liable for violations of the rules and regulations of the SEC which do apply to us as a foreign private issuer. Violations of these rules could affect our business, results of operations and financial condition.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders.

Depending upon the value of our assets based on the market value of our ordinary shares and ADSs and the nature of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Based on the market price of our ADSs and ordinary shares and the composition of our income and assets, we believe that we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2011. However, we believe that there is a significant risk that we will be a PFIC for our taxable year ending December 31, 2012.

Although the law in this regard is unclear, we treat the consolidated variable interest entities and their subsidiaries as being owned by us for U.S. federal income tax purposes, because we control their management decisions but also because we are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we consolidate these entities’ operating results in our consolidated financial statements. If it were determined, however, that we are not the owner of the consolidated variable interest entities and their subsidiaries for U.S. federal income tax purposes, we would likely be treated as a PFIC for our taxable year ended on December 31, 2011 and any subsequent taxable year. Because the application of the PFIC rules is subject to ambiguity in several respects and, in addition, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year), we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2012 or any future taxable year. In particular, we believe that there is a significant risk that we will be a PFIC for our taxable year ending December 31, 2012 unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce active income. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The value of our assets will be determined based on the market price of our ADSs, which is likely to fluctuate. In addition, the composition of our income and assets will be affected by how, and how quickly, we utilize the cash (or other passive assets or investments) we have on hand or raise in any offering.

If we were treated as a PFIC for any taxable year during which a U.S. Holder (as defined in Item 10, “Additional Information—Taxation—United States Federal Income Taxation”) held our ADSs, or ordinary shares, certain adverse U.S. federal income tax consequences could apply to the U.S. Holder. For example, if we are a PFIC, U.S. Holders will become subject to increased tax liabilities under U.S. tax laws and regulations with respect to any gain recognized on the sale of our ADSs or ordinary shares and certain distributions, and will become subject to burdensome reporting requirements. Further, if we were a PFIC for any year during which a U.S. Holder held our ADSs or ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our ADSs or ordinary shares. See Item 10, “Additional Information—Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company.”

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

Substantially all of our current operations are conducted through contractual arrangements with these entities. On November 7, 2007, we listed our ADSs on the Nasdaq Global Market under the symbol “AMCN”. We and certain of our then shareholders completed the initial public offering of 17,250,000 ADSs, representing 34,500,000 of our ordinary shares, on November 13, 2007. Our ADSs were subsequently transferred to the NASDAQ Global Select Market.

In 2008, one of our variable interest entities, AM Advertising, acquired an airport gate bridge advertising business through purchasing 80% equity interest in Flying Dragon Media Advertising Co., Ltd., a PRC company, or Flying Dragon. Concurrently with the Flying Dragon acquisition, we also directly acquired all of the equity interest in Excel Lead International Limited, a BVI company, or Excel Lead. Part of the consideration for the Excel Lead acquisition is a contingent consideration to be determined based on the performance of Excel Lead through 2010, in an aggregate amount of up to US$27.3 million in cash and 1,530,950 of our ordinary shares, or up to $39.7 million in cash only at the sellers’ option.

In 2009 and 2010, we also added various additional media resources to our advertising network, including outdoors media in gas stations and urban locations. During 2009, we directly acquired 100% equity interests in Dominant City Ltd., a BVI company. Concurrently with this acquisition, one of our variable interest entities, AM Advertising, acquired 100% equity interest in Beijing Youtong Hezhong Advertising Media Co. Ltd., a PRC company, which operates media resources in a number of airports including Guangzhou and Hangzhou airports. The total consideration for the acquisition of Dominant City Ltd. and Beijing Youtong Hezhong Advertising Media Co., Ltd. was $7.8 million. In 2009, AM Advertising, which is majority-owned by our variable interest entity, AirMedia UC, entered into an exclusive concession rights contract under which it will develop and operate outdoor advertising platforms such as billboards at Sinopec gas stations. In January 2010, we acquired 100% of the equity interest in Easy Shop Ltd., a BVI company, and concurrently, our variable interest entity, AM Advertising, acquired 90% of the equity interest in AM Outdoor on top of the 10% of AM Outdoor it already owned prior to the transaction. The total consideration for both transactions was $13.9 million. As a result of these transactions, our variable interest entity, AM Advertising, now holds 100% equity interest in AM Outdoor and operates unipole signs and other outdoor media. In February 2010, our variable interest entity, AirMedia UC, acquired 45% equity interest in Dongding, which has exclusive rights to build and operate billboards that display both public service content and commercial advertising throughout Beijing in locations such as shopping malls and parking lots. AirMedia UC held 30% equity interest in Dongding prior to the transaction and, as a result of these transactions, now holds 75% equity interest in Dongding.

In April 2011, we formed Beijing Weimei Shengjing Advertising Co., Ltd., a PRC company, as a wholly-owned subsidiary of our consolidated variable interest entity, AirMedia UC, with a registered capital of RMB 1.0 million, and Beijing AirMedia Jinsheng Advertising Co., Ltd., a PRC company, as a wholly-owned subsidiary of Beijing AirMedia Jinshi Advertising Co., Ltd., a PRC company and a majority-owned subsidiary of AirMedia UC, with a registered capital of RMB 5.0 million. We also de-registered a former subsidiary, Royal Mart Limited, a Hong Kong company, and a former subsidiary of a consolidated variable interest entity, Beijing Weimei Shengshi Advertising Co., Ltd., a PRC company. We also changed the name of Beijing Union of Friendship Advertising Media Co. Ltd. to Beijing Youtong Hezhong Advertising Media Co., Ltd., a subsidiary of AM Advertising, and the name of AM Advertising itself as described above. Our wholly owned Hong Kong subsidiary AM China has been operating an advertising business in Hong Kong since 2008 and its operation experience is currently more than three years. We are in the processs of establishing a wholly-owned subsidiary to provide advertising services in China through it directly. However, we can make no assurance as to the specific time when this wholly-owned subsidiary shall be established. Once this subsidiary is put into operation, we intend to gradually shift our advertising business to this subsidiary, and thus to gradually reduce the reliance on the current VIE structure.

Our principal executive offices are located at 17/F, Sky Plaza, No. 46 Dongzhimenwai Street, Dongcheng District, Beijing 100027, People’s Republic of China. Our telephone number at this address is +86-10-8438-6868 and our fax number is +86-10-8460-8658. Our registered office in the Cayman Islands is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

Business Overview

General

We are a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers.As of March 1, 2012, we operated digital frames in 34 airports in China and digital TV screens in 36 airports, including the six largest airports in China: Beijing Capital International Airport, Guangzhou Baiyun International Airport, Shanghai Pudong International Airport, Shanghai Hongqiao International Airport, Chengdu Shuangliu International Airport, and Shenzhen Bao’an International Airport. In addition, we had contractual concession rights to place our programs on the routes operated by nine airlines, including the four leading airlines in China, Air China, China Southern Airlines, China Eastern Airlines and Hainan Airlines.

In July 2008, we expanded into the traditional air travel advertising market through the acquisition of Flying Dragon. We believe we are a leader in the traditional air travel advertising market in three major airports: Beijing Capital International Airport, Shenzhen International Airport, and Wenzhou Yongqiang Airport. We currently hold contractual concession rights to operate light boxes and billboards primarily in Beijing Capital International Airport, Shenzhen International Airport and Wenzhou Yongqiang Airport. In addition, we currently hold contractual concession rights to place advertisements on gate bridges located in seven major airports in China. These advertisements include billboard advertisements and painted advertisements on the interior and exterior walls of gate bridges.

We started operating advertising media platforms at gas stations owned by Sinopec in 2009 and now also hold concession rights to operate various traditional advertising media including billboards, light boxes and other media platforms out of the air travel sector. In addition to holding exclusive concession rights to develop and operate advertising media platforms at China’s leading network of gas stations owned by Sinopec, we also hold rights to build and operate billboards that display both public service content and commercial advertising, and the right to operate unipole signs and other outdoor media.

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

We combine advertising content with non-advertising content, such as weather, sports and comedy clips, in our digital TV screen programs. We have contracts with many Chinese TV stations such as Dragon TV, the Travel Channel and CCTV-5, to show video clips of their programs in airports and on airplanes. We also obtain TV programs such as documentaries and “hidden camera” type reality shows from other third-party content providers. In addition, in November 2010, we entered into a strategic partnership with CCTV Mobile Media to operate the CCTV Air Channel to broadcast TV programs in digital TV screens in airports and on airplanes to air travelers in China. CCTV Mobile Media will be responsible for program planning, production, and broadcasting and we will operate exclusively the advertising business of CCTV Air Channel. We believe non-advertising program content make air travelers more receptive to the advertisements included in our programs and ultimately make our programs more effective for our advertisers. Starting in 2010, our standard programs in airports typically include 20 minutes of advertising content during each hour of programming and are shown for approximately 16 hours per day. The length of our in-flight programs typically ranges from approximately 45 minutes to an hour per flight, approximately five to 13 minutes of which consist of advertising content.

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

Digital Frames in Airports

We operate a network of digital frames, strategically placed in areas of airports such as departure halls, terminals and arrival halls, where most of the air travelers congregate and spend significant amounts of time waiting. Our digital frames are high-definition liquid crystal display, or LCD, screens that typically change digital picture displays approximately every 12 seconds, with certain exceptions of 5 to 15 seconds in limited airports. Our digital frames include standalone digital frames and TV-attached digital frames. Standalone digital frames display advertisements on vertical or horizontal display panels ranging in size from 40 to 108 inches. TV-attached digital frames consist of a vertical digital frame beneath a digital TV screen and are typically in sizes ranging from 47 to 55 inches. In response to advertiser advertising needs, we also own and operate digital frames of a larger size, up to 108 inches, in the airports of Beijing, Guangzhou and Nanjing. In both international and domestic arrival halls of Terminals 2 and 3 of the Beijing International Airport, we operate 44 sets of 108-inch LCD screens that measure four square meters (or 43.1 square feet) each; we also operate 12 sets of 108-inch LCD screens in departure halls, security checkpoints, luggage pickup and subway entrance areas inside Guangzhou Baiyun International Airport. In Guangzhou Baiyun International Airport, we have four large light emitting diode, or LED, screens, each measuring 76.0 square meters (or 818.4 square feet), above all of the domestic security check areas in Guangzhou Baiyun International Airport, forming a leading security checkpoint digital media display platform in China in terms of screen size. In Nanjing Lukou International Airport, we have three large LED screens, one measuring 36 square meters (387.5 square feet) and the other two measuring 15 square meters (161.5 square feet), which are connected together above the domestic security check area in full view of the airport’s domestic travelers. These three large LED screens in Nanjing Lukou International Airport started operation on February 1, 2011. Two newer LED screens, each measuring 55.3 square meters (or 595 square feet) and 89.95 square meters (or 968 square feet), respectively, started operation in Changsha Huanghua International Airport in July 2011.

As of March 1, 2012, we operated approximately 3,368 digital frames in 34 airports, 1,367 of which were standalone digital frames, including 108-inch LCD display screens and large LED screens, and 2,001 of which were TV-attached digital frames. These 34 airports accounted for approximately 84% of the total air travelers in China in 2011, according to the General Administration of Civil Aviation of China. Our digital frames play advertising content repeatedly mainly in ten-minute cycles.

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

Digital TV Screens in Airports

We strategically place our digital TV screens in high-traffic areas of airports such as departure halls, security check areas, boarding gates, baggage claim areas and arrival halls, where there tend to be significant waiting time. A majority of our standard digital TV screens are 42-inch plasma display panels or LCDs. As of March 1, 2012, we operated approximately 2,690 digital TV screens in 36 airports in China under various concession rights contracts. These 36 airports accounted for approximately 81% of the total air travelers in China in 2011, according to the General Administration of Civil Aviation of China.

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

Digital TV Screens on Airplanes

As of March 1, 2012, our programs were placed on digital TV screens on routes operated by nine airlines. The displays on our network airplanes, which have been installed by aircraft manufacturers, are located at the top of passenger compartments and on the back of passenger seats. The digital TV screens at the top of passenger compartments typically range from 9 inches to 50 inches in size, while the display screens on the back of passenger seats typically range from seven inches to nine inches in size. There are approximately 10 to 280 on an airplane. The TV system installed on each plane differs from one another according to the requirements of each specific airline. For instance, if the airline chooses to implement audio-video on demand, or AVOD, systems and personal TV, or PTV, systems, then it would have to install TV screens on the back of each and every seat on the airplane.

Our airplane display programs are played once for approximately 45 minutes to an hour per flight. Approximately five to 15 minutes of each program consist of advertising content provided to us by our advertisers and the rest of the program consists of non-advertising content. The non-advertising content on these planes includes travel shows, documentaries, sports and other content similar to that shown on our airport programs. We also promote brand names of our advertisers through our programs by naming our programs after their brand names or displaying their logos on the corner of the screens during the programs. We have obtained rights to play popular films on airplanes in our network. As most of the airplanes on which our programs are played use video tape or DVD players to play video messages and most of these airplanes only have one video tape or DVD player, passengers are not typically given a selection of channels and thus viewership of our programs is generally high.

Traditional Media in Airports

Our traditional media in airports currently includes light boxes and billboards in airports and billboards and painted advertisements on gate bridges in airports. As of March 1, 2012, we operated 434 light boxes and billboards mainly in four airports, including Beijing Capital International Airport, Shenzhen International Airport, Chengdu Airport and Wenzhou Yongqiang Airport. As of March 1, 2012, we operated billboards on gate bridges mainly located in seven airports, including Beijing Capital International Airport and Guangzhou Baiyun International Airport.

Light box advertisements are static poster advertisements illuminated with back lighting and billboard advertisements are only static poster advertisements. The advertisements on gate bridges in airports include billboard and painted advertisements on interior or exterior walls of gate bridges.

Other Media in Air Travel

We have logos for various display equipment in airports prominently displayed on this equipment, for which logos we charge advertising fees. As of March 1, 2012, we also operate 98 sets of 17-inch crystal TV screens on shuttle buses in Shanghai Pudong International Airport and Shanghai Hongqiao International Airport.

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

Our Sales Contracts

We typically offer advertisers 12-second time slots for advertising on our digital frames, though, in some airports, we occasionally offer time slots of 5, 7.5 and 10 seconds. With respect to our digital TV screens, we offer advertising time slots of 5, 15 and 30 seconds. Sales are made pursuant to written contracts with commitments ranging from one week to two years. These digital frames and digital TV screens sales contracts typically fix the duration, time and frequency of advertisements. For billboards and light boxes, we offer advertisers spaces on a monthly basis or a year-long basis; sales are made pursuant to written contracts with commitments ranging from one month to one year. These billboards and light boxes sales contracts typically fix the commencement date and duration of such advertisements.

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

Our Concession Rights Contracts

Airports

As of December 31, 2011, our major concession rights contracts that will expire in the next 12 months include traditional media assets and digital media assets in Beijing Capital International Airports, digital frames and digital TV screens media assets in Shanghai Hongqiao International Airport and Shanghai Pudong International Airport.

As of March 1, 2012, we had 141 concession rights contracts to operate our digital frames, digital TV screens, other displays in our air travel network and traditional media in 40 airports, including 30 of the major airports in China. 44 of these concession rights contracts contained provisions granting us exclusive concession rights. The scope of the exclusivity, however, varies from contract to contract. Most of these exclusivity provisions limit the exclusivity to certain areas of an airport. For example, our contract with Guangzhou Baiyun International Airport granted us the exclusive right to operate all the closed-circuit displays located in the domestic and international arrival and departure areas.

From March 2009, we have had a concession rights contract with Beijing Capital International Airport to operate traditional advertising formats including billboards, light boxes and other formats at Terminals 1, 2, and 3 of Beijing Capital International Airport. We renewed these concession rights, which now expire on March 31, 2015. We also entered into a concession rights contract with Shenzhen International Airport to operate the light boxes in the arrival walkways of Terminals A and B of Shenzhen International Airport from April 1, 2009 to December 31, 2011, extended to December 31, 2012 upon renewal of our contract. We began operating these traditional media on April 1, 2009. In the same contract, we also obtained concession rights to operate digital frames in the baggage claim areas in all of the three terminals of Beijing Capital International Airport from April 1, 2009 to March 31, 2012, which have been extended by renewal to March 31, 2015. During 2011, we also obtained concession rights through two contracts to operate advertisements inside and outside 59 gate bridges located at Terminal 3 of Beijing Capital International Airport from May 7, 2011 to May 6, 2013, and from July 8, 2011 to July 7, 2013, respectively, and each contract permits us to operate an advertisement for two years from the date that the advertisement’s operation begins during the respective contract’s term. In addition, in February 2012, we obtained a concession rights contract to operate 53 digital frames, 97 digital TV screens, and four large LED screens at the newly built Terminal 2 of Chengdu Shuangliu International Airport, or Chengdu Airport, from April 1, 2012 to March 31, 2017. We also obtained concession rights to operate six light boxes at the departure aisle and one other traditional advertising format at Terminal 2 of Chengdu Airport from April 1, 2012 to March 31, 2015. Chengdu Airport surpassed Shenzhen Bao’an International Airport in 2011 in terms of air traveler volume to become the fifth largest airport in mainland China.

Most concession fees are fixed under our concession rights contracts with escalation clauses attached, meaning the fees undergo fixed levels of increases over each year of the agreement. Payments under concession rights contracts are usually due three months in advance, but payments under a few material concession rights contracts are due six months or one year in advance. The concession fees that we pay for our networks in each airport vary by each airport’s passenger volume and depend on the city where the airport is located. A majority of our concession rights contracts for our digital frames, digital TV screens and traditional media in airports have terms ranging from three to five years without any automatic renewal provisions. However, we can opt to renew the agreements three or five months before the expiration of certain concession rights contracts, on the condition that if another third party offers to enter into concession rights contracts in relation to the same media platforms, we shall have first right of refusal to renew our existing concession rights contracts on similar terms as those proposed by such third party. As of March 1, 2012, 36 out of our 141 concession rights contracts to operate in airports would be subject to renewal by the end of 2012. The number of displays and placement locations are explicitly specified in the majority of our concession rights contracts.

Airlines

Our programs are currently placed on digital TV screens located on routes operated by the following nine airlines:

  China Southern Airlines;

  China Eastern Airlines;

  Air China;

  Hainan Airlines;

  Shanghai Airlines;

  Shenzhen Airlines;

  Air Macau;

  Chengdu Airlines; and

  Okay Airways.

As of March 1, 2012, we had nine concession rights contracts to place our programs on these network airlines, seven of which contained provisions granting us exclusive concession rights. The scope of the exclusivity, however, varies from contract to contract. Most of these exclusivity provisions limit the exclusivity to certain types of programs played on airplanes. For example, our concession rights contract for our programs on Air China granted us the exclusive right to operate the Air Panorama program, including both advertising and non-advertising content that is played on all routes operated by Air China. Most of the concession fees are fixed by escalation clauses under the relevant concession rights contracts, and their amounts vary by the number of routes and airplanes, type of aircraft and the departure and destination cities.

Some of the concession rights contracts set forth the number and model of airplanes on which our programs can be played. As of March 1, 2012, four out of nine of our concession rights contracts to operate on airlines are subject to renewal by the end of 2012.

We hold 49% of the equity interests in a joint venture, Beijing Eastern Media Corporation, Ltd., or BEMC. BEMC is formed in partnership with China Eastern Media Corporation, Ltd., a subsidiary of China Eastern Group and China Eastern Airlines Corporation Limited operating the media resources of China Eastern Group, which holds 51% equity interests in BEMC. BEMC obtained concession rights of certain media resources from its shareholders, including the digital TV screens on airplanes of China Eastern Airlines, and paid concession fees to its shareholders as consideration. We believe this innovative strategic partnership further strengthened our relationship with China Eastern Group and we renewed our concession rights contract on Februrary 20, 2010 with China Eastern Airlines to operate digital TV screens on China Eastern Airlines on an exclusive basis until December 31, 2020. As of December 31, 2011, BEMC also obtained media resources other than digital TV screens, including other existing media resources of China Eastern Airlines and new media resources to be developed through cooperative efforts by China Eastern Airlines and us.

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

Advertisers, Sales and Marketing

Our Advertisers

Our advertisers purchase advertising time slots and locations on our advertising network either directly from us or through advertising agencies. Many advertisers negotiate the terms of the advertising purchase agreements directly with us, however we also rely on advertising agencies for a significant portion of our sales.

We have a broad base of international and domestic advertisers in various industries. The top three industries that advertise on our network were automobile, finance and high-end food and beverages, based on revenues derived from advertisers in these industries which accounted for approximately 26.1%, 20.8% and 12.4% of our total revenues in 2009, respectively, approximately 33.8%, 18.7% and 10.3% of our total revenues in 2010, respectively, and approximately 34.6%, 18.1% and 8.3% of our total revenues in 2011, respectively. No single customer accounted for more than 10% of our total revenues for 2009, 2010 and 2011.

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

Our experienced advertising sales team is organized by region and city with a presence in 21 cities as of March 31, 2012. We provide in-house education and training to our sales force to ensure they provide our current and prospective advertisers with comprehensive information about our services, the advantages of using our air travel advertising network as a marketing channel, and relevant information regarding the advertising industry. Our performance-linked compensation structure and career-oriented training are key drivers that motivate our sales employees.

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

Pricing

The listing prices of our air travel advertising services depend on the traffic flow of each airport, the gross domestic product, or GDP, average income level, average commercial advertising budgets of major companies in the city in which each airport is located, the customer flow of each airline, the needs of each airport and airline, the number of time slots and display locations purchased, the cost of the relevant media assets, our costs for the relevant concession rights, and competition. The listing prices of our advertising network in Sinopec gas stations depend on economic conditions, GDP, average discretionary income, average income levels and advertising trends in the cities in which the gas stations are located, taking into account the mainstream media advertising pricing and costs (including local news stations, newspapers, bus stop light boxes and outdoor signs) in each city as well as our own display equipment and resource costs for setting up such advertising network. Similar considerations apply to our outdoor media platforms. Going forward, we intend to review our listing prices periodically and make adjustments as necessary in light of market conditions.

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

Substantially all of the advertisements on our network are provided by our advertisers. All of the advertising content displayed on our advertising network is reviewed by us to ensure compliance with PRC laws and regulations. See “Regulation—Regulation of Advertising Services—Advertising Content.” We update advertising content for our programs played on the digital frames and digital TV screens in our network airports and airplanes on a weekly and monthly basis, respectively. Substantially all of the non-advertising content played on our network is provided by third-party content providers such as Dragon TV, the Travel Channel and various satellite and cable television stations and television production companies. In November 2010, we entered into a strategic partnership with CCTV Mobile Media to operate the CCTV Air Channel to broadcast TV programs to air travelers in China. Under the arrangement, CCTV Mobile Media will be responsible for program planning, production and broadcasting. The Company will operate exclusively the advertising business of CCTV Air TV Channel.

Our programming team edits, compiles and records into digital format for all of our network programs according to the programming list. Each programming list and pre-recorded program is carefully reviewed to ensure the accuracy of the order, duration and frequency as well as the appropriateness of the programming content.

Display Equipment Supplies and Maintenance

The primary hardware required for the operation of our network are the digital frames and digital TV screens that we use in our media network. Our digital frames are flat-panel LCD displays. The majority of our digital TV screens consist of plasma display panels and LCDs. Maintaining a steady supply of our display equipment is important to our operations and the growth of our network. The top five suppliers of our digital frames in 2009 were Samsung, SHARP, Haier, HPC and Hitachi, which collectively provided 93.1% of our total digital frames; the top five suppliers of our digital frames in 2010 were Samsung, SHARP, Haier, HPC and Hitachi, which collectively provided approximately 93.6% of our total digital frames; and the top three suppliers of our digital frames in 2011 were Xinyi, Guanzhong, and Shuangqi, which collectively provided approximately 100% of our total digital frames. The top five suppliers of our digital TV screens in 2009 were Hitachi, Haier, Philips, TCL and Konka, which collectively provided 83.6% of our total digital TV screens; and the top five suppliers of our digital TV screens in 2010 were Hitachi, Haier, Philips, TCL and Konka, which collectively provided approximately 93.6% of our total digital TV screens. We did not purchase digital TV screens in 2011. Our digital frame suppliers typically provide us with one- to two-year warranties while our TV screen suppliers typically provide us with one-year warranties.

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

For our traditional media platforms in airports, the primary hardware was already established when we purchased the traditional media from airports, and we do not incur significant maintenance costs in relation to these platforms. For our gas stations media network and outdoors media network, where the primary hardware consist of basic display equipment such as light boxes and billboards, such hardware will generally be established upon the time of our entering into the relevant concession rights agreements; we may incur construction and maintenance costs in relation to this equipment.

Customer Service

Our customer service team is responsible for contacting third-party research firms to compile evaluation reports based on selective sampling of the status of advertising on our network and providing advertisers with monthly monitoring reports once the relevant advertising campaign is launched on our network. At the same time, we also provide our advertisers with monthly reports prepared by third parties that verify the proper functioning of our displays and the proper dissemination of the advertisement when required by our advertisers; such reports are done through online survey to analyze the effectiveness of and public reaction to the advertisements. In addition, our network airports and airlines as well as gas stations are also actively involved in the monitoring process.

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

Intellectual Property

To protect our brand and other intellectual property, we rely on a combination of trademark and trade secret laws as well as confidentiality agreements with our employees, sales agents, contractors and others. We have registered six trademarks in China, including “ ”, “ ”, “AIRMEDIA”, “AirMedia” and “AirTV” . We cannot be certain that our efforts to protect our intellectual property rights will be adequate or that third parties will not infringe or misappropriate these rights.

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

In the opinion of Commerce & Finance Law Offices, our PRC legal counsel: the respective ownership structures of AM Technology and our consolidated variable interest entities are in compliance with existing PRC laws and regulations; and

  the contractual arrangements among AM Technology and our consolidated variable interest entities, in each case governed by PRC law, are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect.

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

In addition, under the EIT Law, dividends generated after January 1, 2008 and payable by a FIE in China to its foreign investors who are non-resident enterprises will be subject to a 10% withholding tax unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. BVI, where Broad Cosmos, our wholly owned subsidiary and the 100% shareholder of Shenzhen AM, is incorporated, does not have such a tax treaty with China. AM China, the 100% shareholder of AM Technology and Xi’an AM, is incorporated in Hong Kong. According to the Mainland and Hong Kong Special Administrative Region Arrangement on Avoiding Double Taxation or Evasion of Taxation on Income agreed between China and Hong Kong in August 2006, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise). In August 2009, the State Administration of Taxation released the Administrative Measures for Non-Residents Enjoying Tax Treaty Benefits (Trial Implementation), which took effect on October 1, 2009. Under these measures, our Hong Kong subsidiary needs to obtain approval from the competent local branch of the State Administration of Taxation in order to enjoy the preferential withholding tax rate of 5% in accordance with the Double Taxation Arrangement. In February 2009, the State Administration of Taxation issued Notice No. 81. According to Notice No. 81, in order to enjoy the preferential treatment on dividend withholding tax rates, an enterprise must be the “beneficial owner” of the relevant dividend income, and no enterprise is entitled to enjoy preferential treatment pursuant to any tax treaties if such enterprise qualifies for such preferential tax rates through any transaction or arrangement, the major purpose of which is to obtain such preferential tax treatment. The tax authority in charge has the right to make adjustments to the applicable tax rates, if it determines that any taxpayer has enjoyed preferential treatment under tax treaties as a result of such transaction or arrangement. In October 2009, the State Administration of Taxation issued another notice on this matter, or Notice No. 601, to provide guidance on the criteria to determine whether an enterprise qualifies as the “beneficial owner” of the PRC sourced income for the purpose of obtaining preferential treatment under tax treaties. Pursuant to Notice No. 601, the PRC tax authorities will review and grant tax preferential treatment on a case-by-case basis and adopt the “substance over form” principle in the review. Notice 601 specifies that a beneficial owner should generally carry out substantial business activities and own and have control over the income, the assets or other rights generating the income. Therefore, an agent or a conduit company will not be regarded as a beneficial owner of such income. Since the two notices were issued, it has remained unclear how the PRC tax authorities will implement them in practice and to what extent they will affect the dividend withholding tax rates for dividends distributed by our subsidiaries in China to our Hong Kong subsidiary. If the relevant tax authority determines that our Hong Kong subsidiary is a conduit company and does not qualify as the “beneficial owner” of the dividend income it receives from our PRC subsidiaries, the higher 10% withholding tax rate may apply to such dividends.

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

Under the EIT Law and related regulations, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a PRC resident enterprise and is subject to the EIT at the rate of 25% on its worldwide income. The related regulations define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” The SAT issued the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or SAT Circular 82, on April 22, 2009. SAT Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled overseas-incorporated enterprise is located in China. In addition, the SAT issued a bulletin on July 27, 2011 to provide more guidance on the implementation of SAT Circular 82 with an effective date to be September 1, 2011. The bulletin provided clarification in the areas of resident status determination, post-determination administration, as well as competent tax authorities. It also specifies that when provided with a copy of a Chinese tax resident determination certificate from a resident Chinese controlled offshore incorporated enterprise, the payer should not withhold 10% income tax when paying the Chinese-sourced dividends, interest, royalties, etc. to the Chinese controlled offshore incorporated enterprise. Although both SAT Circular 82 and the bulletin only apply to offshore enterprises controlled by PRC enterprises, not to those that, like our company, are controlled by PRC individuals, the determination criteria set forth in SAT Circular 82 and administration clarification made in the bulletin may reflect the SAT's general position on how the "de facto management body" test should be applied in determining the tax residency status of offshore enterprises and the administration measures that should be implemented, regardless of whether they are controlled by PRC enterprises or PRC individuals.

Moreover, under the EIT Law, if we are classified as a PRC resident enterprise and such income is deemed to be sourced from within the PRC, foreign ADS holders may be subject to a 10% withholding tax upon dividends payable by us and gains realized on the sale or other disposition of ADSs or ordinary shares.

See “Item 3. Key Information — D. Risk Factors — Risks Related to our Business — Dividends payable to us by our wholly-owned operating subsidiaries may be subject to PRC withholding taxes, or we may be subject to PRC taxation on our worldwide income and dividends distributed to our investors may be subject to PRC withholding taxes under the PRC tax law.”

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

On May 20, 2011, the SAFE promulgated the Implementation Guidelines for Foreign Exchange Administration of Financings and Return Investment by Onshore Residents Utilizing Offshore Special Purpose Companies (or the Guidelines), which took active on July 1, 2011, clarifying certain implementation questions of SAFE Notice 75.

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

In December 2006, the People’s Bank of China promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, or the PBOC Regulation, setting forth the respective requirements for foreign exchange transactions by PRC individuals under either the current account or the capital account. In January 2007, the SAFE issued implementing rules for the PBOC Regulation, which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen’s participation in the employee stock ownership plans or stock option plans of an overseas publicly-listed company. On February 15, 2012, the SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Administration for Domestic Individuals Participating in an Employee Share Incentive Plan of an Overseas-Listed Company (which replaced the old Circular 78, “Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in an Employee Stock Holding Plan or Stock Option Plan of an Overseas-Listed Company” promulgated on March 28, 2007), or the New Share Incentive Rule. Under the New Share Incentive Rule, PRC citizens who participate in a share incentive plan of an overseas publicly listed company are required to register with SAFE and complete certain other procedures. All such participants need to retain a PRC agent through a PRC subsidiary to register with SAFE and handle foreign exchange matters such as opening accounts and transferring and settlement of the relevant proceeds. The New Share Incentive Rule further requires that an offshore agent should also be designated to handle matters in connection with the exercise or sale of share options and proceeds transferring for the share incentive plan participants.

We and our PRC employees who have been granted stock options are subject to the New Share Incentive Rule. If we or our PRC employees fail to comply with the New Share Incentive Rule, we and/or our PRC employees may face sanctions imposed by the foreign exchange authority or any other PRC government authorities.

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

C. Organizational Structure

The following diagram illustrates our corporate structure as of March 31, 2012:

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

D. Property, Plants and Equipment

Our headquarters are located in Beijing, China, where we lease approximately 4,393 square meters (approximately 47,281 square feet) of office space. Our branch offices lease approximately 5,890 square meters (approximately 63,748 square feet) of office space in approximately 35 other locations.

In addition, we own approximately 405 square meters (approximately 4,359 square feet) of office space in China.

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

Demand for Our Advertising Time Slots and Locations

The demand for our advertising time slots and locations for each of the last three fiscal years was directly related to the demand for air travel and advertising spending in China. The demand for air travel was in turn affected by general economic conditions, the affordability of air travel in China and certain special events that may attract air travelers into and within China. Advertising spending was also particularly sensitive to changes in general economic conditions. The increase or decrease in demand for air travel and advertising spending could affect the attractiveness of our network to advertisers, our ability to fill our advertising time slots and locations and the price we charge for our advertising time slots and locations.

Service Offerings

During each of the past three fiscal years, our advertising network primarily consisted of standard digital frames, traditional media in airports such as billboards and light boxes, digital screens on airplanes, digital TV screens in airports, unipole signs and other outdoor media, and various traditional advertising formats in gas stations. We believe our broad range of service offerings provided our advertisers with diverse choices in selecting and combining different air travel and other advertising platforms that best suit their advertising needs and preferences, maximized the consumer reach of the advertisements shown on our network and allowed us to cross-sell different advertising services. Ultimately, we believe our broad range of service offerings will increase and diversify the sources of revenues we can generate from our advertising network.

Number of Our Advertising Time Slots and Locations Available for Sale

The number of time slots available for our digital frames and digital TV screens in airports during the period presented is calculated by multiplying the time slots per week in a given airport by the number of weeks during the period presented when we had operations in such airport and then calculating the sum of all the time slots available for each of our network airports. The number of time slots available for our digital TV screens on airplanes during the period presented is calculated by multiplying the time slots per month for a given airline by the number of months during the period presented when we had operations on such airline and then calculating the sum of all the time slots for each of our network airlines. The number of locations available for sale in traditional media in airports is defined as the sum of (a) the number of light boxes and billboards in Beijing, Shenzhen, Wenzhou and certain other airports and (b) the number of gate bridges in airports where we have concession rights to place advertisements on gate bridges. The number of locations available for sale for our light boxes and billboards in gas stations and other outdoor locations is defined as the number of light boxes and billboards we operated in Sinopec gas stations and in various outdoor locations throughout Beijing.

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

Pricing

The average selling price for our advertising time slots is generally calculated by dividing our advertising revenues from these time slots by the number of 12-second equivalent advertising time slots for digital frames in airports and 30-second equivalent advertising time slots for digital TV screens in airports and on airplanes sold during that period. The average selling price for our traditional media spaces and locations in airports is calculated by dividing the revenues derived from all the locations sold by the number of locations sold during the period presented, and we use a similar method to calculate average selling price for our gas station and outdoor media locations. The primary factors that affect the effective price we charge advertisers for time slots and locations on our network and our utilization rate include the attractiveness of our network to advertisers, which depends on the number of displays and locations, the number and scale of airports and airplanes in our network, the level of demand for time slots and locations, and the perceived effectiveness by advertisers of their advertising campaigns placed on our network. We may increase the selling prices of our advertising time slots and locations from time to time depending on the demand for our advertising time slots, spaces and locations.

During the past three fiscal years, a significant percentage of the programs played on our digital TV screens in airports and on airplanes included non-advertising content such as TV programs or public service announcements. We did not directly generate revenues from non-advertising content, but instead obtained such content from third party content providers. We believe that the combination of non-advertising content with advertising content makes people more receptive to our programs, which in turn makes the advertising content more effective for our advertisers. We believe this in turn allows us to charge a higher price for each advertising time slot. We closely track the program blend and advertiser demand to optimize our ability to generate revenues for each program cycle.

Utilization Rate

The utilization rate of our advertising time slots is the total time slots sold as a percentage of total time slots available during the relevant period. In order to provide meaningful comparisons of the utilization rate of our advertising time slots, we generally normalize our time slots into 12- second units for digital frames in different airports and 30-second units for digital TV screens in airports and on airplanes, which we can then compare across network airports, airlines and periods to chart the normalized utilization rate of our network by airports and airlines and over time. The utilization rate of our advertising locations for traditional media in airports, gas stations and outdoor media is the total number of locations sold as a percentage of the total number of locations available during the relevant period. Our overall utilization rate was primarily affected by the demand for our advertising time slots and locations and our ability to increase the sales of our advertising time slots and locations, especially those advertising time slots and locations on our network airports. We plan to strengthen our sales efforts in these cities by building local sales teams to increase our direct sales of advertising time slots and locations in these cities and ultimately improve our utilization rate.

Network Coverage and Concession Fees

During the past three fiscal years, the demand for our advertising time slots and locations and the effective price we charged advertisers for time slots and locations on our network depended on the attractiveness and effectiveness of our network as viewed by our advertisers which, in turn, was related to the breadth of our network coverage, including significant coverage in major airports and airlines that advertisers wish to reach. As a result, it has been, and will continue to be, important for us to secure and retain concession rights contracts to operate our digital frames, digital TV screens and traditional media in major airports and to place our programs on major airlines and to increase the number of displays which we operate in those airports and programs we place on those airlines. In addition, our future results of operations will also be affected by our network coverage beyond airports and airlines, including gas stations.

Concession fees constituted a significant portion of our cost of revenues. Concession fees tend to increase over time, and a significant increase in concession fees will increase our cost while our revenues may not increase proportionately, or at all. It will therefore be important to our results of operations that we secure and retain these concession rights contracts on commercially advantageous terms.

Revenues

We generate revenues from the sale of advertising time slots and locations on our advertising network.

(All amounts are in thousands of U.S. dollars, except percentages)

	Fiscal Year Ended December 31,
	2009			2010			2011
	Amount	% of Total		Amount	% of		Amount	% of Total
		Revenues			Total			Revenues
					Revenues
Air Travel Media Network
Digital frames in airports	$66,255	43.4%		$113,196	47.9%		$126,539	45.5%
Digital TV screens in airports	37,260	24.4%		28,905	12.2%		21,937	7.9%
Digital TV screens on airplanes	17,082	11.2%		27,564	11.7%		26,734	9.6%
Traditional media in airports	27,192	17.8%		48,418	20.5%		73,535	26.5%
Other revenues in air travel	4,639	3.1%		4,063	1.7%		6,416	2.4%
Gas station Media Network	102	0.1%		3,664	1.5%		12,873	4.6%
Other Media	—	—		10,650	4.5%		9,787	3.5%
Total revenues	152,530	100.0%		236,460	100.0%		277,821	100.0%
Business tax and other sales tax	(3,102)	(2.0%	)	(5,955)	(2.5%	)	(7,197)	(2.6%	)
Net revenues	$149,428	98.0%		$230,505	97.5%		$270,624	97.4%

Revenues from Air Travel Media Network

Revenues from our digital frames in airports accounted for 43.4%, 47.9% and 45.5% of our total revenues for the years ended December 31, 2009, 2010 and 2011, respectively. During the three years ended December 31, 2011, we expanded the number of digital frames in our network. We operated a total of 3,056 digital frames in 31 airports, 3,466 digital frames in 34 airports, and 3,092 digital frames in 34 airports as of December 31, 2009, 2010, and 2011, respectively.

Revenues from our digital TV screens in airports accounted for 24.4%, 12.2% and 7.9% of our total revenues for the years ended December 31, 2009, 2010 and 2011, respectively. We operated 2,231 digital TV screens in 40 airports, 2,215 digital TV screens in 38 airports, and 2,104 digital TV screens in 36 airports as of December 31, 2009, 2010 and 2011, respectively. In 2009, we replaced a number of less profitable digital TV screens in certain airports with more profitable digital frames and terminated operations of digital TV screens in certain airports whose operations were not sufficiently profitable. After we became the operator of CCTV’s Air Channel, we shortened advertising time within each one-hour program to 20 minutes from 25 minutes to better attract air travelers’ attention.

Revenues from our digital TV screens on airplanes accounted for 11.2%, 11.7% and 9.6% of our total revenues for the years ended December 31, 2009, 2010 and 2011, respectively. Our network operating digital TV screens consisted of nine airlines as of December 31, 2009, 2010 and 2011.

Revenues from traditional media in airports, consisting of billboards and light boxes in airports and billboards and painted advertisements on gate bridges, accounted for 17.8%, 20.5% and 26.5% of our total revenues for the years ended December 31, 2009, 2010 and 2011, respectively. We have offered light box displays since the commencement of our operations.

Other revenues in air travel, mainly generated from shuttle bus displays and equipment logos displayed on advertising equipment such as digital TV screens, accounted for 3.1%, 1.7% and 2.4% of our total revenues for the years ended December 31, 2009, 2010 and 2011, respectively.

Revenues from Gas Station Media Network

Our gas station media network was started during 2009, when we gained concession rights to develop and operate an outdoor advertising network in Sinopec gas stations throughout China. Revenues from our gas station media network, consisting of outdoor advertising platforms such as billboards and light boxes at Sinopec gas stations in China, accounted for 0.1%, 1.5% and 4.6% of our total revenues for the years ended December 31, 2009, 2010 and 2011, respectively. We expect the growth to continue in 2012.

Revenues from Other Media

Revenues from other media were primarily revenues from AM Outdoor, a company our variable interest entity AM

Advertising acquired in January 2010, which operates unipole signs and other outdoor media. Revenues from our other media accounted for zero, 4.5% and 3.5% of our total revenues for the years ended December 31, 2009, 2010 and 2011, respectively.

Business Tax and Other Sales Related Tax

Our PRC subsidiaries and consolidated variable interest entities were subject to PRC business tax and other sales related taxes at the rate of 8.5% on total revenues after deduction of certain costs of revenues permitted by the PRC tax laws. For purposes of calculating the amount of business and other sales tax, concession fees were permitted to be deducted from total revenues under applicable PRC tax law.

We deducted these business taxes and other sales taxes from revenues to arrive at net revenues.

Cost of Revenues

During the periods covered by this report, our cost of revenues consisted primarily of concession fees, agency fees and other costs, including digital frames and digital TV screen depreciation costs, operating costs and non-advertising content costs. The following table sets forth the major components of our cost of revenues, both in absolute amounts and as percentages of net revenues for the periods indicated.

(All amounts are in thousands of U.S. Dollars, except percentages)

	Fiscal Year Ended December 31,
	2009			2010			2011
	Amount	%		Amount	%		Amount	%
Net revenues	$149,428	100.0%		$230,505	100.0%		$270,624	100%
Cost of revenues
Concession fees	(110,075)	(73.7%	)	(134,294)	(58.3%	)	(160,199)	(59.2%	)
Agency fees	(21,356)	(14.2%	)	(40,153)	(17.4%	)	(54,824)	(20.2%	)
Others	(16,110)	(10.8%	)	(23,461)	(10.2%	)	(29,447)	(10.9%	)
Total cost of revenues	$(147,541)	(98.7%	)	$(197,908)	(85.9%	)	$(244,470)	(90.3%	)

Concession Fees

We incurred concession fees to airports for placing and/or operating our digital frames, digital TV screens and other traditional media displays, to airlines for placing our programs on their digital TV screens and to gas stations for operating our traditional media displays such as light boxes and billboards. These fees constitute a significant portion of our cost of revenues and equaled approximately 73.7%, 58.3% and 59.2% of our net revenues and were $110.1 million, $134.3 million and $160.2 million in the years ended December 31, 2009, 2010 and 2011, respectively. Most of the concession fees paid to airports and airlines were fixed under the relevant concession rights contracts with escalation clauses, which required fixed fee increases over each year of the relevant contract, and payments were usually due three or six months in advance. The concession fees paid to Sinopec were based on the actual number of developed gas stations and associated standard annual concession fees for each developed gas station. The Sinopec concession rights agreement also included fixed minimum concession fee payments for 2009, 2010 and 2011.

Concession fees increased significantly from 2009 to 2011 because we significantly expanded our media resources with an additional number of concession rights contracts entered into over the years and, while concession fee payments under these additional concession rights contracts began almost immediately after signing and were paid on a fixed schedule, it took a while for us to ramp up sales of advertising time slots and locations and build up revenues from these newly signed concession rights contracts. The concession fees that we incur under concession rights contracts for our digital frames and digital TV screens in airports vary depending on the airport’s passenger flow, the city where the airport is located and the profiles of air passengers. The concession fees that we incur under concession rights contracts for our programs on airlines vary depending on the number of routes and airplanes, types of aircrafts and the departure and destination cities.

Concession fees tend to increase over time as growth in passenger volume increases demand for air travel advertising among advertisers. Our concession fees have increased significantly due to the new concession rights contracts that we have entered into during the period from 2009 to 2011, including the ones with digital frame network, traditional media in Beijing and Shenzhen airports, Sinopec gas stations and billboard and painted advertisements on interior or exterior walls of gate bridges at Terminal 3 of Beijing Capital International Airport... As some of our concession rights contracts are subject to renewal in the next several years, we may experience an increase in our concession fees in order to retain these concession rights contracts.

Agency Fees

We engaged third-party advertising agencies to help source advertisers from time to time. These third-party advertising agencies assisted us in identifying and introducing advertisers to us. In return, we paid fees to these advertisers if they generated advertising revenues for us. Fees that we paid to these third-party agencies were calculated based on a pre-set percentage of revenues generated from the advertisers introduced to us by the third-party agencies and were paid when payments were received from the advertisers. We recorded these agency fees as cost of revenues ratably over the period in which the related advertisements were displayed. Agency fees were equal to 14.2%, 17.4% and 20.2% of our net revenues for the years ended December 31, 2009, 2010 and 2011, respectively. We expect to continue using these third-party advertising agencies in the near future.

Others

Our other cost of revenues represented 10.8%, 10.2% and 10.9% of our net revenues for the years ended December 31, 2009, 2010 and 2011, respectively, and included the following:

  Display Equipment Depreciation. Generally, we capitalized the cost of our digital frames, digital TV screens, light boxes and billboards and related equipment in the gas station media network and recognized depreciation costs on a straight-line basis over the term of their useful lives, which we estimate to be five years. The primary factors affecting our depreciation costs were the number of digital frames and digital TV screens in our network and the unit cost for those displays, as well as the remaining useful life of the displays.

  Display Equipment Maintenance Cost. Our display maintenance cost consisted of salaries for our network maintenance staff, travel expenses in relation to on-site visits and monitoring and costs for materials and maintenance in connection with the upkeep of our advertising network. The primary factor affecting our display equipment maintenance cost was the size of our network maintenance staff. As we add new digital frames and digital TV screens and other media platforms, we expect that our network maintenance staff, and associated costs, will increase.

  Non-advertising Content Cost. The programs on the majority of our digital TV screens combine advertising content with non-advertising content, such as weather, sports and comedy clips. Our standard programs in airports currently include 40 minutes of non-advertising content during each hour of programming and are shown for approximately 16 hours per day. The length of our in-flight programs typically ranges from approximately 45 to 60 minutes per flight, approximately 40 to 47 minutes of which consist of non- advertising content. We believe that the non-advertising program content makes air travelers more receptive to the advertisements included in our programs and ultimately make our program more effective for our advertisers. This in turn allows us to charge a higher price for each advertising time slot. We also promoted the brand names of our advertisers through our program content by naming our programs after their brand names or displaying their logos on the corner of the digital TV screens during the programs. We did not produce or create any of the non-advertising content shown on our network. The non-advertising content broadcast on our network was provided by third-party content providers such as Shanghai Media Group and various local television stations and television production companies. In November 2010, we entered into a strategic partnership with CCTV Mobile Media to operate the CCTV Air Channel to broadcast TV programs to air travelers in China. Under the arrangement, CCTV Mobile Media is responsible for program planning, production and broadcasting. We pay a fixed price for some content. Other content is provided free to us and the provider of the content benefits by having its logo shown on the content in addition to experiencing greater exposure to a wider audience. These providers of free content receive no benefit from us and do not place advertising with us. We do not directly generate revenues from these non-exchange transactions. Some of the third-party content providers that currently do not charge us for their content may do so in the future and other third-party content providers may increase the prices for their programs over time. This may increase our cost of revenues in the future.

Operating Expenses

During the periods covered by this report, our operating expenses consisted of general and administrative expenses and selling and marketing expenses. The following table sets forth the two components of our operating expenses, both in absolute amount and as a percentage of net revenues for the periods indicated.

(All amounts are in thousands of U.S. Dollars, except percentages)

	Fiscal Year Ended December 31,
	2009			2010			2011
	Amount	%		Amount	%		Amount	%
Net revenues	$149,428	100.0%		$230,505	100.0%		$270,624	100%
Operating expenses
General and administrative expenses	(34,936)	(23.4%	)	(24,646)	(10.7%	)	(22,004)	(8.1%	)
Selling and marketing expenses	(13,439)	(9.0%	)	(18,112)	(7.9%	)	(18,238)	(6.7%	)
Impairment of goodwill	-	-		-	-		(1,003)	(0.4%	)
Impairment of intangible assets	-	-		(1,000)	(0.4%	)	(656)	(0.2%	)
Total operating expenses	$(48,375)	(32.4%	)	$(43,758)	(19.0%	)	$(41,901)	(15.4%	)

We expect that our operating expenses will further increase in the future as we expand our network and operations and enhance our sales and marking activities.

General and Administrative Expenses

General and administrative expenses were equal to 23.4%, 10.7% and 8.1% of our net revenues for the years ended December 31, 2009, 2010 and 2011, respectively. Our general and administrative expenses included share-based compensation expenses of $4.2 million, $5.5 million and $3.2 million in the fiscal years ended December 31, 2009, 2010 and 2011, respectively. General and administrative expenses consisted primarily of office and utility expenses, salaries and benefits for general management, finance and administrative personnel, bad debt provisions, depreciation of office equipment, public relations related expenses and other administration related expenses. We expect that our general and administrative expenses will increase in the near term as we incur additional costs in connection with the expansion of our business.

Selling and Marketing Expenses

Selling and marketing expenses accounted for 9.0%, 7.9% and 6.7% of our net revenues for the years ended December 31, 2009, 2010 and 2011, respectively. Our selling and marketing expenses consisted primarily of salaries and benefits for our sales and marketing personnel, office and utility expenses related to our selling and marketing activities, travel expenses incurred by our sales personnel, expenses for the promotion, advertisement and sponsorship of media events, and other sales and marketing related expenses. We expect selling and marketing expenses to increase as we invest greater resources in sales and marketing of our advertising network.

Impairment of goodwill

For purposes of evaluating goodwill impairment, we have four reporting units: the advertising media in air travel areas, the advertising media in gas station, the outdoor advertising media and the fire station advertising media, and have determined to perform the annual impairment tests on December 31 of each year. We recognized nil, nil and $1.0 million for impairment of goodwill for the fire station advertising media reporting unit for the years ended December 31, 2009, 2010 and 2011, respectively, because our fire station advertising business was expected to generate negative operating cash flow for the foreseeable future.

Impairment of intangible assets

We evaluate the recoverability of our long-lived assets, including intangible assets with definite life, whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable and have determined to perform the annual impairment tests on December 31 of each year. We recognized nil, $1.0 million and $0.7 million for impairment of intangible assets for the years ended December 31, 2009, 2010 and 2011, respectively, because our fire station advertising business was expected to generate negative operating cash flow for the foreseeable future.

Taxation

Cayman Islands. We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Hong Kong. We did not record any Hong Kong profits tax for the years ended December 31, 2009, 2010 and 2011 on the basis that our Hong Kong subsidiaries did not have any assessable profits arising in or derived from Hong Kong for 2009, 2010 and 2011. Dividends from our Hong Kong subsidiary to us are exempt from withholding tax.

PRC. Prior to the effective date of the new EIT Law on January 1, 2008, enterprises in China were generally subject to an enterprise income tax at a statutory rate of 33% unless they qualified for certain preferential treatment. Effective as of January 1, 2008, the EIT Law applies a uniform enterprise income tax rate of 25% to all domestic enterprises and foreign-invested enterprises and defines new tax incentives for qualifying entities. Under the EIT Law, entities that qualify as HNTE are entitled to the preferential income tax rate of 15%. A company’s status as a HNTE is valid for three years, after which the company must re-apply for such qualification in order to continue to enjoy the preferential income tax rate. In addition, according to the Administrative Regulations on the Recognition of High and New Technology Enterprises, the Guidelines for Recognition of High and New Technology Enterprises and the Notice of Favorable Enterprise Income Tax Policies jointly issued by the PRC Ministry of Science and Technology, the PRC Ministry of Finance and the PRC State Administration of Taxation in April 2008, July 2008 and February 2008, respectively, “new software enterprises” can enjoy an income tax exemption for two years beginning with their first profitable year and a 50% tax reduction to a rate of 12.5% for the subsequent three years.

On December 26, 2007, the PRC State Council issued Circular 39. Based on Circular 39, certain enterprises established before March 16, 2007 that were eligible for tax exemptions or reductions according to the then-effective tax laws and regulations can continue to enjoy such exemption or reduction until it expires. Furthermore, according to Circular 39, enterprises that were eligible for preferential tax rates according to the then-effective tax laws and regulations may be eligible for a gradual rate increase to 25% over the 5-year period beginning from January 1, 2008. Specifically, the applicable rates under such an arrangement for such enterprises that enjoyed a 15% tax rate prior to the effectiveness of the EIT Law are 18% in 2008, 20% in 2009, 22% in 2010, 24% in 2011 and 25% in 2012. However, according to the Notice on Prepayment of EIT issued by the State Administration of Taxation on January 30, 2008, the gradually increased EIT rate during the transition period is not applicable to entities that qualified for preferential rates as high and new technology enterprises alone and they would be subject to EIT at 25% from January 2008 if they cannot qualify as high and new technology enterprises under the EIT Law and related regulations.

AM Technology was recognized as a HNTE under the new rules and therefore, it is entitled to enjoy a preferential EIT rate of 15%. It was also eligible for a 50% tax reduction from 2009 to 2011 under the applicable tax laws and regulations that were in effect before January 1, 2008, the date the EIT Law came into effect. In September 14, 2011, AM Technology received a new HNTE certificate. As a result, AM Technology was subject to an EIT rate of 7.5% in 2011 and is expected to be subject to an EIT rate of 15% from 2012 as long as it maintains its tax status as a HNTE.

Xi’an AM was designated as a “new software enterprise” in August 2008 by the Technology Information Bureau of Shaanxi Province and has received the written notice from Xi’an local tax bureau that it will be granted a two-year exemption from EIT commencing on its first profitable year and a 50% deduction of the 25% EIT rate for the succeeding three years. As Xi'an AM first made profit in 2009, it was exempted from EIT in 2009 and 2010, and will enjoy the preferential income tax rate of 12.5% from 2011 to 2013.

Shenzhen AM was subject to a 15% preferential tax EIT rate in 2007 as it is located in Shenzhen and then was subject to EIT on its taxable income from 2008 at the gradual rate as set out in Circular 39. Since Shenzhen AM is also qualified as a “manufacturing foreign-invested enterprise” incorporated prior to the effectiveness of the EIT Law, it is further entitled to a two-year exemption from EIT for years 2008 and 2009 and preferential rates of 11%, 12% and 12.5% for the years 2010, 2011 and 2012, respectively.

Hainan Jinhui is subject to EIT on the taxable income at the gradual rate, which is 18% in 2008, 20% in 2009, 22% in 2010, and 24% in 2011, and will be 25% in 2012, respectively, according to Circular 39.

Furthermore, under the EIT Law, a “resident enterprise,” which includes an enterprise established outside of China with “de facto management bodies” located in China, is subject to PRC income tax. The SAT issued the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or SAT Circular 82, on April 22, 2009. SAT Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled overseas-incorporated enterprise is located in China.

In addition, the SAT issued a bulletin on July 27, 2011 to provide more guidance on the implementation of SAT Circular 82 with an effective date to be September 1, 2011. The bulletin made clarification in the areas of resident status determination, post-determination administration, as well as competent tax authorities. It also specifies that when provided with a copy of the Chinese tax resident determination certificate from a resident Chinese controlled offshore incorporated enterprise, the payer should not withhold 10% income tax when paying the Chinese-sourced dividends, interest, royalties, etc. to the Chinese controlled offshore incorporated enterprise. Although both SAT Circular 82 and the bulletin only apply to offshore enterprises controlled by PRC enterprises, not to those that, like our company, are controlled by PRC individuals, the determination criteria set forth in SAT Circular 82 and administration clarification made in the bulletin may reflect the SAT's general position on how the "de facto management body" test should be applied in determining the tax residency status of offshore enterprises and the administration measures should be implemented, regardless of whether they are controlled by PRC enterprises or PRC individuals.

We do not believe we and our subsidiaries established outside of the PRC are PRC resident enterprises. However, if the PRC tax authorities subsequently determine that we and our subsidiaries established outside of China should be deemed as a resident enterprise, we and our subsidiaries established outside of China will be subject to PRC income tax at a rate of 25%. In addition, under the EIT law, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign investors who are non-resident enterprises are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The BVI, where Broad Cosmos, our wholly owned subsidiary and the 100% shareholder of Shenzhen AM, is incorporated, does not have such a tax treaty with China. AM China, the 100% shareholder of AM Technology and Xi’an AM, is incorporated in Hong Kong. According to the Mainland and Hong Kong Special Administrative Region Arrangement on Avoiding Double Taxation or Evasion of Taxation on Income agreed between China and Hong Kong in August 2006, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise). However, if the Hong Kong company is not considered to be the beneficial owner of dividends paid to it by its PRC subsidiaries under a tax notice promulgated on October 27, 2009, such dividends would be subject to withholding tax at a rate of 10%. See “Item 3. Key Information — D. Risk Factors — Risks Related to our Business — Dividends payable to us by our wholly-owned operating subsidiaries may be subject to PRC withholding taxes, or we may be subject to PRC taxation on our worldwide income and dividends distributed to our investors may be subject to PRC withholding taxes under the PRC tax law.”

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

Business Combinations

Business combinations are recorded using the acquisition method of accounting. For acquisitions that occurred after January 1, 2009, the assets acquired, the liabilities assumed, and any noncontrolling interest of the acquiree at the acquisition date, if any, are measured at their fair values as of that date. Goodwill is recognized and measured as the excess of the total consideration transferred plus the fair value of any noncontrolling interest of the acquiree, if any, at the acquisition date over the fair values of the identifiable net assets acquired. For acquisitions that occurred before January 1, 2009, any non-controlling interest was reflected at historical cost. Common forms of the consideration made in acquisitions include cash and common equity instruments. Consideration transferred in a business acquisition is measured at the fair value as of the date of acquisition. For shares issued in a business combination, the Group has estimated the fair value as of the date of acquisition.

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

Revenue Recognition

Our revenues are derived from selling advertising time slots on our advertising networks, primarily air travel advertising network. For the years ended December 31, 2009, 2010 and 2011, the advertising revenues were generated from digital frames in airports, digital TV screens in airports, digital TV screens on airlines, traditional media in airports, gas station media network and other media.

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

Non-monetary Exchanges

We occassionally exchange advertising time slots and locations with other entities for assets or services, such as equipment and other assets. The amount of assets and revenue recognized is based on the fair value of the advertising provided or the fair value of the transferred assets, whichever is more readily determinable. The amounts of revenues recognized for nonmonetary transactions were $739,000, $1,244,000 and $2,823,000 for the years ended December 31, 2009, 2010 and 2011, respectively. No direct costs are attributable to the revenues.

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

The fee structure of the concession right agreement with the petroleum company is based on the actual number of developed gas stations and associated standard annual concession fee for each developed gas station. Each gas station has its specific lease term starting from the time when it is actually put into operation. The calculation of rental payments is based on how many months the gas stations are actually put into operation during the year and the standard annual concession fee determined based on the location of the gas station. Accordingly, each gas station is treated as a separate lease and rental payments are recognized on a straight-line basis over its lease term. The amount of annual concession fee to-be-paid is determined by an actual incurred concession fee or a fixed minimum payment.

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

Allowance for Doubtful Accounts

We conduct credit evaluations of clients and generally do not require collateral or other security from clients. We establish an allowance for doubtful accounts based upon estimates, historical experience and other factors surrounding the credit risk of specific clients, and utilize both specific identification and a general reserve. The amount of receivables ultimately not collected by us has generally been consistent with expectations and the allowance established for doubtful accounts. If the frequency and amount of customer defaults change due to the clients' financial condition or general economic conditions, the allowance for uncollectible accounts may require adjustment. As a result, we continuously monitor outstanding receivables and adjust allowances for accounts where collection may be in doubt.

Impairment of Goodwill

We annually, or more frequently if we believe indicators of impairment exist, review the carrying value of goodwill to determine whether impairment may exist.

Specifically, goodwill impairment is determined using a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of the affected reporting unit's goodwill to the carrying value of that goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. The fair value of each reporting unit is estimated using a discounted cash flow methodology. This analysis requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for our business, estimation of the useful life over which cash flows will occur, and determination of our weighted average cost of capital. The estimates used to calculate the fair value of a reporting unit change from year to year based on operating results and market conditions. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for the reporting unit.

We have four reporting units: the advertising media in air travel areas, the advertising media in gas station, the outdoor advertising media and the fire station advertising media.We perform the annual impairment tests on December 31 of each year.

We incurred impairment loss on goodwill of nil, nil and $1,003 for the years ended December 31, 2009, 2010 and 2011, respectively.

Impairment of Long-lived Assets and Intangible Assets with Definite Life

We evaluate the recoverability of our long-lived assets, including intangible assets with definite life, whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, we measure impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we would recognize an impairment loss based on the excess of carrying amount over the fair value of the assets.

We have determined to perform the annual impairment tests on December 31 of each year.

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

We use the Black-Scholes option pricing model to measure the fair value of options granted to employees at each grant date or modification date.

Under this model, we made a number of assumptions regarding the fair value of the options, including:

  the expected future volatility of our ordinary share price;

  the risk-free interest rate;

  the expected term of options;

  the expected dividend yield;

  the exercise price; and

  the estimated fair value of our ordinary shares

The fair value of our ordinary share on the grant date is determined by the closing trade price of our ADSs representing our ordinary shares on the grant date. The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of our ordinary shares and listed shares of comparable companies over a period comparable to the expected term of the options. From March 2011, the volatility was estimated based on the historical volatility of our share price as we have accumulated sufficient history of stock price for a period comparable to the expected term of the options.

A change in any of the terms or conditions of share options will be accounted for as a modification of the plan. Consequently, we calculate incremental compensation cost of a modification as the excess of the fair value of the modified option over the fair value of the original option immediately before its terms are modified, measured based on the share price and other pertinent factors at the modification date. For vested options, we would recognize incremental compensation cost in the period of the modification occurred. For unvested options, we would recognize, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date.

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

(All amounts in thousands of U.S. Dollars, except share, per share and per ADS data)

	Year Ended December 31,
	2009	2010	2011

Consolidated Statement of Operations Data:
Revenues:
Air Travel Media Network
Digital frames in airports	$66,255	$113,196	$126,539
Digital TV screens in airports	37,260	28,905	21,937
Digital TV screens on airplanes	17,082	27,564	26,734
Traditional media in airports	27,192	48,418	73,535
Other revenues in air travel	4,639	4,063	6,416
Gas Station Media Network	102	3,664	12,873
Other Media	—	10,650	9,787
Total revenues	152,530	236,460	277,821
Business tax and other sales tax	(3,102)	(5,955)	(7,197)
Net revenues	149,428	230,505	270,624
Cost of revenues	(147,541)	(197,908)	(244,470)
Gross profit	1,887	32,597	26,154
Operating expenses:
Selling and marketing (including share- based compensation of $1,540, $2,424 and $1,422 in 2009, 2010 and 2011, respectively)	(13,439)	(18,112)	(18,238)
General and administrative (including share-based compensation of $4,226, $5,547 and $3,192 in 2009, 2010 and 2011, respectively)	(34,936)	(24,646)	(22,004)
Impairment of goodwill	-	-	(1,003)
Impairment of intangible assets	-	(1,000)	(656)
Total operating expenses	(48,375)	(43,758)	(41,901)
(Loss)/income from operations	(46,488)	(11,161)	(15,747)
Interest income	2,025	694	1,242
Gain on remeasurement of fair value of cost and equity method investments (net)	-	919	-
Other income, net	1,239	940	1,848
Income tax benefits (expenses)	6,032	735	(266)
Net income/(loss) attributable to noncontrolling interests	211	(2,666)	(3,084)
Share of income on equity method investments	164	290	243
Net loss attributable to AirMedia Group Inc.’s shareholders	$(37,239)	$(4,917)	$(9,596)

The following table presents selected operating data for the years ended December 31, 2009, 2010 and 2011, respectively.

	Year Ended December 31,
	2009	2010	2011
Selected Operating Data:
Digital frames in airports
Number of airports in operation	31	34	34
Number of digital frames in our network airports as of year end	3,056	3,466	3,092
Number of time slots available for sale(1)	109,455	132,340	139,252
Number of time slots sold(2)	26,983	46,887	46,399
Utilization rate(3)	24.7%	35.4%	33.3%
Average advertising revenue per time slot sold(4)	$2,455	$2,414	$2,727
Digital TV screens in airports
Number of airports in operation	40	38	36
Number of screens in our network airports as of year end	2,231	2,215	2,104
Number of time slots available for sale(5)	102,322	94,050	74,028
Number of time slots sold(2)	23,911	26,216	14,439
Utilization rate(3)	23.4%	27.9%	19.5%
Average advertising revenue per time slot sold(4)	$1,558	$1,103	$1,519
Digital TV screens on airplanes
Number of airlines in operation	9	9	9
Number of time slots available for sale(5)	1,908	1,646	1,656
Number of time slots sold(2)	838	1,203	896
Utilization rate(3)	43.9%	73.1%	54.1%
Average advertising revenue per time slot sold(4)	$20,384	$22,913	$29,837
Traditional media in airports
Numbers of locations available for sale(6)	3,564	2,887	3,621
Numbers of locations sold(7)	1,271	1,833	2,559
Utilization rate(8)	35.7%	63.5%	70.7%
Average advertising revenue per location(9)	$21,394	$26,415	$28,736

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

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Net Revenues. Our net revenues increased by 17.4% from $230.5 million in 2010 to $270.6 million in 2011. The increase was primarily due to an increase in revenue from several of our business sections including digital frames in airports, traditional media in airports, and our gas station media network.

Revenues from digital frames in airports: Revenues from digital frames in airports for fiscal year 2011 increased by 11.8 % from $113.2 million in 2010 to $126.5 million in 2011 due to an increase in the average selling price of digital frames in airports.

We operated our digital frames in 34 airports as of December 31, 2010 which remained unchanged during fiscal year 2011. However, the number of digital frames advertising time slots available for sale in airports increased by 5.2% from 132,340 in 2010 to 139,252 in 2011, while the number of time slots sold decreased slightly by 1.0% from 46,887 in 2010 to 46,399 in 2011 due to the increase in the average selling prices of digital frames. Our utilization rate for digital frames in airports decreased from 35.4% in 2010 to 33.3% in 2011 due to the increase in the number of time slots available for sale and the decrease in the number of time slots sold. The average advertising revenue of digital frames increased by 13.0% from $2,414 in 2010 to $2,727 in 2011 due to an increase in the listing prices of our digital frames in some airports in January 2011 and lower discounts offered in fiscal year 2011 than in fiscal year 2010.

Revenues from digital TV screens in airports: Revenues from digital TV screens in airports decreased by 24.1% to $21.9 million in 2011 from $28.9 million in 2010 due to a decrease in the number of time slots sold which was partially offset by an increase in the average selling price of digital TV screens in airports.

The number of time slots sold for 2011 decreased by 44.9% year-over-year to 14,439 time slots primarily due to a drop in demand caused by an increase in the average selling prices of digital TV screens in airports. The number of time slots available for sale for 2011 decreased by 21.3% year-over-year to 74,028 time slots in 2011 primarily due to the fact that after we became the operator of CCTV’s Air Channel, we shortened advertising time within each one-hour program to 20 minutes from 25 minutes to better attract air travelers’ attention. Utilization rate of digital TV screens in airports for fiscal year 2011 decreased to 19.5% from 27.9% in 2010 primarily due to the decrease in the number of time slots sold which was partially offset by the decrease in the time slots available for sale. The average selling price of digital TV screens in airports increased by 37.7% to $1,519 in 2011 from $1,103 in 2010 primarily due to lower discounts offered in fiscal year 2011 than in fiscal year 2010, and a change in the mix of time slots sold. The number of time slots sold in the top three airports, which have significantly higher average selling prices than those sold in other airports, accounted for a higher percentage of total number of time slots sold in fiscal year 2011 than in fiscal year 2010.

Revenues from digital TV screens on airplanes: Revenues from digital TV screens on airplanes decreased by 3.0% to $26.7 million in 2011 from $27.6 million, primarily due to a decrease in the number of time slots sold, which was partially offset by an increase in the average selling price of digital TV screens on airplanes.

The number of time slots sold decreased by 25.5% to 896 time slots in 2011 from 1,203 time slots in 2010 due to a drop in demand caused by an increase in the average selling price of digital TV screens on airplanes in fiscal year 2011 than in fiscal year 2010. The number of time slots available for sale increased slightly by 0.6% to 1,656 time slots in 2011 from 1,646 time slots in 2010. Utilization rate decreased to 54.1% in 2011 from 73.1% in 2010 primarily due to the decrease in the number of time slots sold. The average selling price of digital TV screens on airplanes increased by 30.2% to $29,837 in 2011 from $22,913 in 2010 primarily due to an increase in the listing prices of digital TV screens on the airplanes operated by Air China and China Southern Airlines in January 2011 and lower discounts offered in fiscal year 2011 than in fiscal year 2010.

Revenues from traditional media in airports: Revenues from traditional media in airports increased by 51.9% to $73.5 million in 2011 from $48.4 million in 2010. The increase was primarily due to increases in both the number of locations sold and the average selling price of traditional media in airports.

The number of locations sold increased by 39.6% to 2,559 locations in 2011 from 1,833 in 2010 due to our sales efforts in 2011. The number of locations available increased by 25.4% to 3,621 locations in 2011 from 2,887 in 2010, primarily due to the newly signed contracts for billboards and light boxes on the gate bridges at Terminal 3 of Beijing Capital InternationalAirport, in Wenzhou Yongqiang Airport, and in some other airports. The utilization rate of traditional media increased by 7.2% to 70.7% in 2011 from 63.5% in 2010 due to the increase in the number of locations sold, which was partially offset by the increase in the number of locations available for sale. The average selling price of traditional media in airports increased by 8.8% to $28,736 in 2011 from $26,415 due to lower discounts offered in 2011 than in 2010 and more locations with higher listing prices sold in 2011 than in 2010.

Revenues from the gas station media network: Revenues from the gas station media network increased by 251.3% to $12.9 million due to continued sales efforts and growing acceptance of AirMedia’s gas station media network.

Revenues from other media: Revenues from other media were primarily revenues from AM Outdoor which was acquired by our variable interest entity, AM Advertising, in January 2010, which operates unipole signs and other outdoor media across Beijing. Revenues from other media for fiscal year 2011 decreased by 8.1% year-over-year to $9.8 million, primarily due to the decrease in revenues from real estate advertisers due to government policies that reduced the growth of China’s real estate market.

Cost of Revenues. Our cost of revenues increased by 23.5% from $197.9 million in 2010 to $244.5 million in 2011, primarily due to the increase in concession fees and other components of cost of revenues. Our cost of revenues as a percentage of our net revenues increased from 85.9% in 2010 to 90.3% in 2011. Concession fees increased 19.3% from $134.3 million in 2010 to $160.2 million in 2011, primarily due to additional new concession contracts signed in 2011. Concession fees as a percentage of net revenues increased from 58.3% in 2010 to 59.2% in 2011 because concession fees were fixed once concession rights contracts were entered into, while revenues generated from newly signed concession rights contracts need time to ramp up.

Operating Expenses. Our operating expenses decreased by 4.2% from $43.8 million in 2010 to $41.9 million in 2011. Our total operating expenses in 2010 included share-based compensation expenses of $8.0 million while our total operating expenses in 2011 included share-based compensation expenses of $4.6 million.

  Selling and Marketing Expenses. Our selling and marketing expenses increased by 0.7% from $18.1 million in 2010 (including $2.4 million of share-based compensation expenses) to $18.2 million in 2011 (including $1.4 million of share-based compensation expenses).

  General and Administrative Expenses. Our general and administrative expenses decreased by 10.7% from $24.6 million (including $5.5 million of share-based compensation expenses) in 2010 to $22.0 million (including $3.2 million of share-based compensation expenses) in 2011, primarily due to a decrease in share-based compensation expenses of $2.4 million.

  Impairment for goodwill. We perform the annual impairment tests on December 31 of each year. An impairment loss on goodwill of $1.0 million incurred for the year ended December 31, 2011, because our fire station advertising business was expected to generate negative operating cash flow for the foreseeable future.

  Impairment of intangible assets. We perform the annual impairment tests on December 31 of each year. We incurred impairment loss of $1.0 million and $0.7 million on intangible assets with definite life of our fire station advertising business for the years ended December 31, 2011 and 2010, respectively, because our fire station advertising business was expected to generate negative operating cash flow for the foreseeable future.

Loss from Operations. We recorded a net loss from operations of $15.7 million in 2011, as compared to a net loss from operations of $11.2 million in 2010 as a cumulative result of the above factors.

Other income, net. We recorded $1.8 million of other income net in 2011 as compared to $0.9 million in 2010. The increase was primarily due to the increase of the gain of short-term investments.

Income Taxes. We recorded $266,000 of income tax expenses in 2011 as compared to income tax benefits of $735,000 in 2010. Our effective income tax rate changed to -2.1% in 2011 from 8.5% in 2010 because the accumulated net operating loss carryforwards of one of our PRC subsidiaries may not be realized in the future , which caused a higher valuation allowance to be recognized in 2011 as compared to 2010.

Net Loss Attributable to Noncontrolling Interests. We recorded $3.1 million in net loss attributable to noncontrolling interests in 2011, as compared to $2.7 million in net loss attributable to noncontrolling interests in 2010. The non-controlling interest primarily refers to other shareholders’ minority equity interests in Flying Dragon, Beijing AirMedia Jinshi Advertising Co., Ltd., and Dongding, each majority owned by one of our variable interest entities.

Net Loss Attributable to AirMedia’s Shareholders. As a result of the foregoing, we had net loss attributable to our shareholders of $9.6 million in 2011, as compared to $4.9 million in 2010.

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

Net (Loss Attributable to Noncontrolling Interests. We recorded $2.7 million in net loss attributable to noncontrolling interests in 2010, as compared to $211,000 in net income attributable to noncontrolling interests in 2009. The non-controlling interest primarily refers to other shareholders’ minority equity interests in Flying Dragon, Beijing AirMedia Jinshi Advertising Co., Ltd., and Dongding, each majority owned by one of our variable interest entities.

Net Loss Attributable to AirMedia’s Shareholders. As a result of the foregoing, we had net loss attributable to our shareholders of $4.9 million in 2010, as compared to $37.2 million in 2009.

Share-based Compensation.

On July 2, 2007, our Board of Directors adopted the AirMedia Group Inc. 2007 Share Incentive Plan (the “2007 Option Plan”), which allows the Company to grant up to 12,000,000 restricted shares or options and other awards to purchase up to 12,000,000 ordinary shares of the Company to its employees and directors subject to vesting requirements. On December 29, 2008, our Board of Directors amended the 2007 Option Plan to allow the Company to grant options to its employees and directors to purchase up to 17,000,000 ordinary shares. On July 2, 2007, we awarded options to our four senior executives (the “Senior Executive Options”) and certain other officers and employees (the “Employee Options”) to purchase an aggregate of 4,600,000 and 3,125,000 ordinary shares, respectively, with a contractual term of 10 years, at an exercise price of $2.00 per share. One twelfth of the Senior Executive Options vests each quarter until July 2, 2010.

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

On December 10, 2008, our Board of Directors voted to adjust the exercise price of the November 2007 Options from $8.50 per share to $2.98 per share. The fair value of the options on December 10, 2008, the modification date, was $1.38 per option calculated using the Black-Scholes model based on the closing market price of our ordinary shares on that date. The incremental compensation cost of the re-priced options was $1.7 million, with a total of $0.6 million recognized as compensation cost during 2008, and $1.1 million recognized as expense over the remaining vesting period.

On July 10, 2009, our Board of Directors granted options to our non-employee directors, employees and consultants (the “2009 Options”) to purchase an aggregate of 5,434,500 ordinary shares of the Company, at an exercise price of $2.69 per share. The term of these options is of 5 years. One twelfth of the Options will vest each quarter until July 10, 2012.

On June 30, 2010, our Board of Directors voted to adjust the exercise price of the stock options which were granted on July 2, 2007, July 20, 2007, November 29, 2007 and July 10, 2009 from $2.00, $2.00, $2.98 and $2.69 per share, respectively, to $1.57 per share. The fair value of the options on June 30, 2010, the modification date, was $0.47, $0.47, $0.51, $0.70 per option, respectively, calculated using the Black-Scholes model based on the closing market price of our ordinary shares on that date. The incremental compensation cost of the re-priced options was $2.7 million, with a total of $2.0 million recognized as compensation cost during 2010, and $0.7 million to be recognized as expense over the remaining vesting period.

On March 18, 2011, the Board of Directors adopted a new share incentive plan, the AirMedia Group Inc. 2011 Share Incentive Plan (the “2011 Option Plan”), which allows the Company to grant up to 2,000,000 restricted shares or options and other awards to purchase up to 2,000,000 ordinary shares of the Company to its employees and directors subject to vesting requirements.

On March 22, 2011, the Board of Directors granted options to non-employee directors, employees and consultants to purchase an aggregate of 2,180,000 ordinary shares of the Company, at an exercise price of $2.30 per share. The contractual term of the option is of 5 or 10 years. One twelfth of the Options will vest each quarter until March 22, 2014.

On June 7, 2011, the Board of Directors voted to adjust the exercise price of the stock options which were granted on March 22, 2011 from $2.30 per share to $1.57 per share. The fair value of the options on June 7, 2011, the modification date, was $0.75 per option, calculated using the Black-Scholes model based on the closing market price of the ordinary shares of the Company on that date. The incremental compensation cost of the re-priced options was $0.3 million with totalling $0.1 milllion recognized as compensation cost during 2011, and $0.2 million to be recognized as expense over the remaining vesting period.

On August 23, 2011, the Board of Directors voted to adjust the exercise price of certain stock options which were granted on July 2, 2007, July 20, 2007, November 29, 2007, July 10, 2009 and March 22, 2011 from $1.57 per share respectively to $1.15 per share. The fair value of the options on August 23, 2011, the modification date, was $0.21, $0.21, $0.26, $0.39 and $0.53 per option, respectively, calculated using the Black-Scholes model based on the closing market price of the ordinary shares of the Company on the date. The incremental compensation cost of the re-priced options was $1.3 million, with totalling $1.1 million recognized as compensation cost during 2011, and $0.2 million to be recognized as expense over the remaining vesting period.

The fair value of each option granted was estimated on the date of grant/modification using the Black-Scholes option pricing model.

We recorded share-based compensation of $5.8 million, $8.0 million and $4.6 million for the years ended December 31, 2009, 2010 and 2011, respectively.

Inflation

Historically inflation has not had a significant effect on our business. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in China was -0.7%, 3.3% and 5.4% in the years 2009, 2010 and 2011, respectively. In 2011, China’s inflation has been regarded as relatively high.

The higher inflation in 2011 has caused an increase in our operation expenses due to an increase in employee salaries and benefits. Although it has not materially impacted our results of operations in 2011, we can provide no assurance that we will not be affected in the future by potentially higher rates of inflation in China. For example, certain operating costs and expenses, such as employee compensation and office operating expenses, may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

B. Liquidity and Capital Resources

To date, we have financed our operations primarily through internally generated cash, the sale of preferred shares in private placements and the proceeds we received from our initial public offering. As of December 31, 2011, we had approximately $112.7 million in cash. We generally deposit our excess cash in interest bearing bank accounts. Although we consolidate the results of our variable interest entities in our consolidated financial statements, we can only receive cash payments from them pursuant to our contractual arrangements with them and their shareholders. See Item 4, “Information on the Company — C. Organizational Structure.” Our principal uses of cash primarily include capital expenditures, contractual concession fees, business acquisitions, share repurchases, and other investments and, to a lesser extent, salaries and benefits for our employees and other operating expenses. We expect that these will remain our principal uses of cash in the foreseeable future. We may also use additional cash to fund strategic acquisitions.

Cash Flow

The following table shows our cash flows with respect to operating activities, investing activities and financing activities for the years ended December 31, 2009, 2010 and 2011:

(In thousands of U.S. Dollars)

	Year Ended December 31,
	2009	2010	2011
Net cash provided by operating activities	$8,858	$10,626	$17,932
Net cash used in investing activities	(42,644)	(30,368)	(5,192)
Net cash (used in) provided by financing activities	(3,913)	72	(10,919)
Effect of exchange rate changes	(81)	2,421	4,408
Net (decrease)/increase in cash	(37,780)	(19,670)	6,229
Cash at the beginning of the period	161,534	123,754	106,505
Cash at the end of the period	123,754	106,505	112,734

Operating Activities

Net cash provided by operating activities was $17.9 million for the year ended December 31, 2011. This was primarily attributable to (1) certain non-cash expenses that did not result in cash outflow, principally depreciation and amortization of $25.1 million, loss on disposal of property and equipment of $4.4 million, allowance for doubtful accounts of $2.0 million and share-based compensation of $4.6 million, (2) an increase of $18.7 million in accounts payable, and (3) a decrease of $10.2 million in prepaid concession fees. The foregoing was partly offset by (1) an increase of $28.7 million in accounts receivable and (2) an increase of $3.7 million in other current assets.

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

Net cash provided by operating activities was $8.9 million for the year ended December 31, 2009. This was primarily attributable to (1) certain non-cash expenses that did not result in cash outflow, principally depreciation and amortization of $16.5 million, allowance for doubtful accounts of $13.6 million and share-based compensation of $5.8 million, (2) a decrease of $17.2 million in prepaid concession fees under our concession rights contracts with the airports and airlines, (3) an increase of $14.2 million in accounts payable primarily consisting of the concession fees payable under our concession rights contracts due to the expansion of our network coverage and increased number of concession rights contracts, and (4) an increase of $6.5 million in deferred revenue primarily due to the strengthening of controls for advances received before offering advertisements to our new and renewal advertisers. The foregoing was partly offset by (1) a net loss of $37.0 million and (2) an increase of $18.2 million in accounts receivable from our advertisers due to our increased sales.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2011 amounted to $5.2 million, mainly as a result of our purchase of equipment and gas station construction for $4.2 million and a payment of $3.0 million for contingent consideration in connection with a business combination, which was partially offset by (1) $0.7 million contributed from the restricted cash, (2) proceeds from short-term investments of $1.0 million, and (3) $0.2 million of proceeds from disposal of property and equipment.

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

Financing Activities

Net cash used in financing activities amounted to $10.9 million for the year ended December 31, 2011, as a result of $11.1 million used for repurchased shares, which was offset by $0.2 million in proceeds from stock option exercises.

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

Intra-Company Transfers

Transfers of cash between our PRC operating subsidiaries and our non-PRC entities are regulated by certain PRC laws. For a description of these laws and the effect that they may have on our ability to meet cash obligations, please refer to “Item 3. Key Information — D. Risk Factors — Risks Related to our Business — Dividends payable to us by our wholly-owned operating subsidiaries may be subject to PRC withholding taxes, or we may be subject to PRC taxation on our worldwide income, and dividends distributed to our investors may be subject to more PRC withholding taxes under PRC tax law.,” “Item 3. Key Information — D. Risk Factors — Risks Related to our Corporate Structure — We may rely principally on dividends and other distributions on equity paid by our wholly-owned operating subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our operating subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.,” “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Restrictions on currency exchange may limit our ability to receive and use our revenues or financing effectively.,” “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — PRC regulations relating to the establishment of offshore special purpose companies by PRC residents and registration requirements for employee stock ownership plans or share option plans may subject our PRC resident beneficial owners or the plan participants to personal liability, limit our ability to inject capital into our PRC subsidiaries, limit our subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.,” “Item 4. Information on the Company — A. History and Development of the Company — Regulations on Dividend Distribution,” “Item 4. Information on the Company — A. History and Development of the Company — Business Overview — Regulation — SAFE Regulations on Offshore Investment by PRC Residents and Employee Stock Options”. None of these regulations have had a material effect on our ability to meet our cash obligations.

Capital Expenditures

Our capital expenditures were made primarily to purchase digital TV screens, digital frames and associated equipment for our network, including network construction for our gas station media network. We also exchange advertising time slots with other entities for digital TV screens and other equipment through barter transactions.

Our capital expenditures were $8.9 million and $4.2 million in 2010 and 2011, respectively. We expect to incur higher capital expenditures in 2012 primarily to construct our LED media network and to purchase additional digital frames and install more light boxes and billboards.

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

Recently Issued Accounting Standards

In May 2011, the FASB issued an authoritative pronouncement on fair value measurement. The guidance is the result of joint efforts by the FASB and International Accounting Standards Board to develop a single, converged fair value framework. The guidance is largely consistent with existing fair value measurement principles in US GAAP. The guidance expands the existing disclosure requirements for fair value measurements and makes other amendments, mainly including:

Highest-and-best-use and valuation-premise concepts for nonfinancial assets: The guidance indicates that the highest-and-best-use and valuation-premise concepts only apply to measuring the fair value of nonfinancial assets.

Application to financial assets and financial liabilities with offsetting positions in market risks or counterparty credit risk: The guidance permits an exception to fair value measurement principles for financial assets and financial liabilities (and derivatives) with offsetting positions in market risks or counterparty credit risk when several criteria are met. When the criteria are met, an entity can measure the fair value of the net risk position.

Premiums or discounts in fair value measure: The guidance provides that premiums or discounts that reflect size as a characteristic of the reporting entity's holding (specifically,a blockage factor that adjusts the quoted price of an asset or a liability because the market's normal daily trading volume is not sufficient to absorb the quantity held by the entity) rather than as a characteristic of the asset or liability (for example, a control premium when measuring the fair value of a controlling interest) are not permitted in a fair value measurement.

Fair value of an instrument classified in a reporting entity's stockholders' equity: The guidance prescribes a model for measuring the fair value of an instrument classified in stockholders' equity; this model is consistent with the guidance on measuring the fair value of liabilities.

Disclosures about fair value measurements: The guidance expands disclosure requirements, particularly for Level 3 inputs. Required disclosures include:

(i)	For fair value measurements categorized in Level 3 of the fair value hierarchy: (1) a quantitative disclosure of the unobservable inputs and assumptions used in the measurement, (2) a description of the valuation process in place (e.g., how the entity decides its valuation policies and procedures, as well as changes in its analyses of fair value measurements, from period to period), and (3) a narrative description of the sensitivity of the fair value to changes in unobservable inputs and interrelationships between those inputs.

(ii)	The level in the fair value hierarchy of items that are not measured at fair value in the statement of financial position but whose fair value must be disclosed.

The guidance is to be applied prospectively and is effective for interim and annual periods beginning after December 15, 2011, for public entities. Early application by public entities is not permitted. We will adopt this pronouncement effective January 1, 2012, which will not have a significant impact on our consolidated financial statements.

In June 2011, the FASB issued an authoritative pronouncement to require an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. The guidance does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The guidance should be applied retrospectively. For public entities, the guidance is effective for fiscal years and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. In December 2011, the FASB issued an authoritative pronouncement related to deferral of the effective date for amendments to the presentation of reclassifications of items out of accumulated other comprehensive income. This guidance allows the FASB to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. While the FASB is considering the operational concerns about the presentation requirements for reclassification adjustments and the needs of financial statement users for additional information about reclassification adjustments, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before update the pronouncement issued in June 2011. We will adopt this pronouncement effective January 1, 2012, which will not have a significant impact on our consolidated financial statements.

In September 2011, the FASB issued an authoritative pronouncement related to testing goodwill for impairment. The guidance is intended to simplify how entities, both public and nonpublic, test goodwill for impairment. The guidance permits an entity to first assess qualitative factors to determine whether it is "more likely than not" that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if a public entity's financial statements for the most recent annual or interim period have not yet been issued. We will adopt this pronouncement effective January 1, 2012, which will not have a significant impact on our consolidated financial statements.

In December 2011, the FASB has issued an authoritative pronouncement related to Disclosures about Offsetting Assets and Liabilities. The guidance requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. We are in the process of evaluating the effect of adoption of this guidance on its consolidated financial statements.

C. Research and Development, Patents and Licenses, Etc.

Research and Development

We have been developing certain technologies for broadcasting purposes. However, our financial commitment to development of these technologies has been limited. During the past three years, we have not incurred a significant amount of research and development expense. While we are interested in and may experiment with new technologies from time to time, we do not intend to materially increase our research and development spending in the foreseeable future.

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

F. Tabular Disclosure of Contractual Obligations

We have entered into operating lease agreements primarily for our office spaces in China. These leases expire through 2015 and are renewable upon negotiation. In addition, the contract terms of our concession rights contracts are usually three to five years. Most of these concession rights expire through 2015 and are renewable upon negotiation. The following table sets forth our contractual obligations and commercial commitments as of December 31, 2011:

	Payments Due by Period
					2017 and
	Total	2012	2013-2014	2015-2016	thereafter
		(in thousands
		of U.S.
		Dollars)
Operating lease agreements	$3,708	$2,565	$1,091	$52	$-

Concession rights contracts	383,593	165,703	116,896	53,458	47,536

Purchase obligations	5,772	5,704	16	-	52

Total	$393,073	$173,972	$118,003	$53,510	$47,588

G. Safe Harbor

See the section headed “Forward-Looking Information.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information regarding our directors and executive officers as of February 1, 2012.

NAME	AGE	POSITION
Herman Man Guo	48	Chairman and Chief Executive Officer
James Zhonghua Feng	41	President and Director
Ping Sun	45	Chief Financial Officer
Qing Xu	50	Director and Executive President
Shichong Shan	80	Independent Director
Donglin Xia	51	Independent Director
Junjie Ding	47	Independent Director
Songzuo Xiang	47	Independent Director
Wei He	36	Chief Public Relations Officer

Mr. Herman Man Guo is our founder and has served as the chairman of our board of directors and our chief executive officer since our inception. He was the general manager of Beijing Sunshine Media Co., Ltd. from 1997 to 2004. From 1991 to 1996, Mr. Guo served as the deputy general manager of Beijing Trade & Technology Development Company. Prior to that, he worked in China Civil Aviation Development Service Company from 1988 to 1990. Mr. Guo received his bachelor’s degree in applied mathematics from People’s Liberation Army Information Engineering University in China in 1983 and an Executive MBA degree from Peking University in China in 2011.

Mr. James Zhonghua Feng has served as our president and director since May 2011. Prior to that, he served as chief operating officer since our inception and with respect to certain of our pre-existing affiliated entities since October 2005. Before joining us in 2005, he served as the general manager of New Chang’an Media Advertising Company from 2004 to 2005. From 2002 to 2004, Mr. Feng served as the deputy general manager of Beijing Tianzhi Creative Advertising Company. Prior to that, he was the general manager of the Beijing and Shanghai branches of Shenzhen Nantong Umbrella Industry Group Co., Ltd. Mr. Feng received his bachelor’s degree in Chinese literature from Sichuan Normal University in China in 1993 and an Executive MBA degree from Peking University in China in 2009.

Ms. Ping Sun has served as our chief financial officer since February 1, 2011. Prior to joining our company, Ms. Sun founded Orilily LLC, an e-commerce company, and served as its managing director from January 2007 to January 2011. Prior to that, Ms. Sun was a finance director of Kodak (China) Investment Company Limited for Digital Capture & Home Printing, Greater Asia Region from January 2005 to December 2006. Prior to that, Ms. Sun worked in the United States as a financial reporting director and financial analyst of Eastman Kodak Company from 1999 to 2004. Ms. Sun also worked at various positions at China National Machine Tool Corporation from 1992 to 1997. Ms. Sun received an MBA from University of Rochester in New York and a Bachelor of Engineering from Tsinghua University in Beijing, China.

Mr. Qing Xu has served as our director since our inception and as our executive president since June 2010. From October 2005 to our inception, Mr. Xu served as a director of certain of our pre-existing affiliated entities. From 2003 to 2005, Mr. Xu served as a vice president of Zhongyuan Guoxin Investment Guarantee Co., Ltd. Prior to that, he served as a department director of China Haohua Group Co., Ltd. from 1997 to 2003 and as a department manager of Beijing Trade & Technology Development Company from 1991 to 1997. Mr. Xu was a secretary at the PRC State Council Secretary Bureau from 1984 to 1991. Mr. Xu received his associate’s degree in business and economics management from Beijing Normal University in 1996.

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

Dr. Donglin Xia has served as our independent director since October 2007. Dr. Xia is an accounting professor of the School of Economics and Management, Tsinghua University. He is also an advisor to the Accounting Standard Committee of the Ministry of Finance in China and the deputy chairman of the Section of Basic Accounting Theory of the Accounting Society of China. He served as the head of the accounting department at the School of Economics and Management, Tsinghua University from 1998 to 2000. Dr. Xia currently serves on the board of Shenzhen Development Bank, a bank based in China and listed on the Shenzhen Stock Exchange; UFIDA Software Co., Ltd., a software company based in China and listed on the Shanghai Stock Exchange; and Beyondsoft Corp., a software company based in China and listed on the Shenzhen Stock Exchange. Previously, Dr. Xia servesd on the board of Huaneng Power International, Inc., a power generation company in China that is listed on the New York Stock Exchange, Shanghai Stock Exchange and Hong Kong Stock Exchange; Shantui Construction Machinery Co., Ltd., a construction equipment company listed on the Shenzhen Stock Exchange in China; and Xinxing Pipes Group, a company manufacturing ductile iron pipes and steel listed on the Shenzhen Stock Exchange in China. Dr. Xia received his Ph.D. degree in economics from the Research Institute of Fiscal Science of the Ministry of Finance in China in 1994.

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

Dr. Songzuo Xiang has served as our independent director since November 2008. He currently serves on the board of China Digital TV Co. Ltd., a NYSE-listed company providing conditional access systems to China’s digital television market. From March 2009 to October 2009 and from July 2000 to July 2009, Dr. Xiang served as chief executive officer and director, respectively, of Ku6 Media Co., Ltd., a NASDAQ-listed company. He previously served as the Deputy Director of the Fund Planning Department at the People’s Bank of China Shenzhen Branch and was an investment manager at Shenzhen Resources & Property Development Group. He was a visiting scholar at Columbia University from May 1999 to July 2000 and at Cambridge University from October 1998 to May 1999. Dr. Xiang received his bachelor’s degree in engineering in Huazhong University of Science and Technology in 1986, his master’s degree in international affairs from Columbia University in 1999, his master’s degree in management science in 1993 and his Ph.D. degree in economics in 1993 from Renmin University in China.

Ms. Wei He has served as our chief public relations officer since our inception in April 2007 and for certain of our pre-existing affiliated entities since April 2006. Prior to joining our company, she worked as the deputy general manager of Taixiang Investment Consulting Co. Ltd. from 2003 to 2006. Prior to this, she served as the director of the liaison department of Kelon Electrical Holdings Company Ltd. from 2000 to 2002. She served as the account manager of Hong Kong Pengli Group from 1999 to 2000. She received her bachelor’s degree from Qufu Normal University in China in 1998 and her MBA degree from the City University of Washington in 2006.

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

B. Compensation

In 2011, the aggregate cash compensation to our executive officers was approximately $553,000 and the aggregate cash compensation to our non-executive directors was approximately $90,500. Our PRC subsidiaries and consolidated variable interest entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits. Other than the above-mentioned pension insurance mandated by applicable PRC law, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company except as required under applicable PRC law.

Share Options

In July 2007, we adopted the 2007 Option Plan to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. In December 2009, we amended the 2007 Option Plan by increasing the maximum aggregate number of shares issuable under the plan from 12 million to 17 million. In March 2011, our board of directors authorized the issuance of 2 million ordinary shares under the 2011 Option Plan with the same aim as the 2007 Option Plan. As of December 31, 2011, options to purchase a total of 18,009,500 of our ordinary shares have been granted and 15,438,722 options were outstanding. These options will vest on a straight-line basis over a three-year period, with one-twelfth of the options vesting each quarter from the date of grant.

The following table summarizes, as of December 31, 2011, the outstanding options granted to our executive officers, directors and to other individuals as a group under our 2007 Option Plan, as amended, and 2011 Option Plan.

Name	Ordinary Shares Underlying Options	Exercise Price (US$/Share) (1)	Date of Grant	Expiration Date
Herman Man Guo	2,000,000	1.15	July 2, 2007	July 2, 2017
Qing Xu	*	1.15	March 22, 2011	March 22, 2021
Ping Sun	*	1.15	March 22, 2011	March 22, 2021
Shichong Shan	*	1.15	July 20, 2007	July 20, 2017
Donglin Xia	*	1.15	November 29, 2007	November 29, 2012
Junjie Ding	*	1.15	July 10, 2009	July 10, 2014
Songzuo Xiang	*	1.15	July 10, 2009	July 10, 2014
James Zhonghua Feng	625,514	1.15	July 2, 2007	July 2, 2017
	150,000	1.15	July 20, 2007	July 20, 2017
	110,000	1.15	November 29, 2007	November 29, 2012
	840,000	1.15	July 10, 2009	July 10, 2014
Wei He	*	1.15	July 20, 2007	July 20, 2017
	*	1.15	July 10, 2009	July 10, 2014
	*	1.15	March 15, 2011	March 22, 2021
Other individuals as a group	1,435,728	1.15	July 2, 2007	July 20, 2017
Other individuals as a group	988,608	1.15	July 20, 2007	July 20, 2017
Other individuals as a group	388,459	1.15	November 29, 2007	November 29, 2012
Other individuals as a group	1,822,793	1.15	July 10, 2009	July 10, 2014
Other individuals as a group	190,000	1.15	March 22, 2011	March 22, 2021
Other individuals as a group	900,000	1.15	March 22, 2011	March 22, 2016
Other individuals as a group	500,000	1.57	July 2, 2007	July 2,2017
Other individuals as a group	342,400	1.57	July 20, 2007	July 20, 2017
Other individuals as a group	472,000	1.57	November 29, 2007	November 29, 2012
Other individuals as a group	682,390	1.57	July 10, 2009	July 10, 2014

* Aggregate beneficial ownership of our company by such officer or director is less than 1% of our total outstanding ordinary shares.

(1)

On August 23, 2011, the company decided to provide better incentive to our employees, our board of directors approved an exercise price of the stock option adjustment to partial optionees previously granted on July 2, 2007, July 20, 2007, November 29, 2007, July 10, 2009 and March 22, 2011. The adjusted option exercise price for certain optionees are $1.15 per ordinary share and unadjusted portion will remain the same at $1.57 per ordinary share.

The following paragraphs summarize the terms of our 2007 Option Plan, as amended, and 2011 Option Plan:

Plan Administration. Our board of directors, or a committee designated by our board or directors, will administer the plans. The committee or the full board of directors, as appropriate, will determine the provisions and terms and conditions of each option grant.

Award Agreements. Options and stock purchase rights granted under our plans are evidenced by a stock option agreement or a stock purchase right agreement, as applicable, that sets forth the terms, conditions and limitations for each grant. In addition, the stock option agreement and the stock purchase right agreement also provide that securities granted are subject to a 180-day lock-up period following the effective date of a registration statement filed by us under the Securities Act, if so requested by us or any representative of the underwriters in connection with any registration of the offering of any of our securities.

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

Exercise Price and Terms of the Options. The exercise price per share subject to an option may be amended or adjusted in the absolute discretion of the compensation committee, the determination of which shall be final, binding and conclusive. To the extent not prohibited by applicable laws or exchange rules, a re-pricing of options mentioned in the preceding sentence shall be effective without the approval of our shareholders or the approval of the optionees. Notwithstanding the foregoing, the exercise price per share subject to an option may not be increased without the approval of the affected optionees. If we grant an option to an individual who, at the date of grant, possesses more than ten percent of the total combined voting power of all classes of our shares, the exercise price cannot be less than 110% of the fair market value of our ordinary shares on the date of that grant. The compensation committee shall determine the time or times at which an option may be exercised in whole or in part, including exercise prior to vesting, and shall determine any conditions, if any, that must be satisfied before all or part of an option may be exercised. The term of each option grant shall be stated in the stock option agreement, provided that the term shall not exceed 10 years from the date of the grant.

Vesting Schedule. In general, the plan administrator determines, or the stock option agreement specifies, the vesting schedule.

Transfer Restrictions. Options to purchase our ordinary shares may not be transferred in any manner by the optionee other than by will or the laws of succession and may be exercised during the lifetime of the optionee only by the optionee.

Termination of the Plan. Unless terminated earlier, the 2007 Option Plan will expire and no further awards may be granted under it after July 2017, and our 2011 Option Plan will expire and no further awards may be granted under it after March 2021. Our board of directors has the authority to amend or terminate the plan subject to shareholder approval to the extent necessary to comply with applicable law. However, no such action may (i) impair the rights of any optionee unless agreed by the optionee and the plan administrator or (ii) affect the plan administrator’s ability to exercise the powers granted to it under our plan.

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

Board Committees

We have established three committees under the board of directors: an audit committee, a compensation committee, and a compliance committee. We currently do not plan to establish a nominating committee. The independent directors of our company will select and recommend to the board for nomination by the board such candidates as the independent directors, in the exercise of their judgment, have found to be well qualified and willing and available to serve as our directors prior to each annual meeting of our shareholders at which our directors are to be elected or reelected. In addition, our board of directors has resolved that director nominations be approved by a majority of the board as well as a majority of the independent directors of the board. A majority of our board of directors are independent directors. We have adopted a charter for each of the board committees. Each committee’s members and responsibilities are described below.

Audit Committee. Our audit committee consists of Messrs. Songzuo Xiang, Shichong Shan and Donglin Xia. Our board of directors has determined that Messrs. Songzuo Xiang, Shichong Shan and Donglin Xia satisfy the “independence” requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the rules and regulations of the NASDAQ Stock Market LLC. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Messrs. Junjie Ding, Shichong Shan and Donglin Xia. Our board of directors has determined that Messrs. Junjie Ding, Shichong Shan and Donglin Xia satisfy the “independence” requirements of the rules and regulations of the NASDAQ Stock Market LLC. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Compliance Committee. Our compliance committee consists of Messrs. Qing Xu, Songzuo Xiang and Junjie Ding. Mr. Xu is the chairperson. Our compliance committee assists the board in overseeing the Company’s compliance with the laws and regulations applicable to the Company’s business, and compliance with the Company’s code of business conduct and ethics and related policies by employees, officers, directors and other agents and associates of the Company. The compliance committee is responsible for, among other things:

  establishing and revising project and purchase control policies;

  establishing and revising administration and business supervision policies;

  accepting, investigating, and settling any comments, complaints, and reports from employees;

  investigating and settling any matters delegated from the board of directors; and

  monitoring the status of implementation of company policies.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty of loyalty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and with such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time.

Terms of Directors and Officers

All directors hold office until their successors have been duly elected and qualified. A director may only be removed by the shareholders. Officers are elected by and serve at the discretion of the board of directors.

D. Employees

We had 795, 737 and 723 employees as of December 31, 2009, 2010 and 2011, respectively. The following table sets forth the number of our employees by area of business as of December 31, 2009, 2010 and 2011:

	As of December 31,
	2009		2010		2011
	Number of	% of	Number of	% of	Number of	% of
	Employees	Total	Employees	Total	Employees	Total
Sales and Marketing Department	370	46.5	333	45.2	319	44.1
Quality Control and Technology Department	164	20.6	173	23.5	173	23.9
Programming Department	36	4.5	28	3.8	31	4.3
Resources Development Department	58	7.3	62	8.4	57	7.9
General Administrative and Accounting	167	21.1	141	19.1	143	19.8
Total	795	100.0	737	100.0	723	100.0

The following table sets forth the breakdown of employees by geographic location as of December 31, 2011:

City	Number of Employees	% of Total
Beijing	432	59.8%
Shanghai	68	9.4%
Guangzhou	34	4.7%
Shenzhen	50	6.9%
Chengdu	22	3.0%
Wenzhou	18	2.5%
Others	99	13.7%
Total	723	100.0%

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

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2012, unless otherwise noted, by (i) each person who is known by us to beneficially own more than 5% of our ordinary shares; (ii) by each of our officers and directors; and (iii) by all of our officers and directors as a group. Unless otherwise indicated, the address of each of the persons set forth below is in care of the Company, 17/F, Sky Plaza, No. 46 Dongzhimenwai Street, Dongcheng District, Beijing 100027, People’s Republic of China.

Name and Address of Beneficial Owner	Office, if any	Title of Class	Amount and Nature of Beneficial Ownership(1)	% of Class(2)
Officers and Directors
Herman Man Guo(3)	Chairman and CEO	Ordinary Shares (some or all in the form of American Depositary Shares, each representing two ordinary shares of the issuer)	41,274,480	32.4%
Qing Xu(4)	Director & Executive President	Ordinary Shares	5,750,560	4.6%
Ping Sun	CFO	Ordinary Shares	*	*
Shichong Shan	Independent Director	Ordinary Shares	*	*
Donglin Xia	Independent Director	Ordinary Shares	*	*
Junjie Ding	Independent Director	Ordinary Shares	*	*
Songzuo Xiang	Independent Director	Ordinary Shares	*	*
James Zhonghua Feng (5)	President and Director	Ordinary Shares	2,183,669	1.7%
Wei He	Chief Public Relations Officer	Ordinary Shares	*	*
All officers and directors as a group (9 persons named above)		Ordinary Shares	49,850,307	38.4%
5% Security Holders
Herman Man Guo(3)	Chairman and CEO	Ordinary Shares (some or all in the form of American Depositary Shares, each representing two ordinary shares of the issuer)	41,274,480	32.4%
Wealthy Environment Limited(6) P.O. Box 173, Kingston Chambers, Road Town, Tortola British Virgin Islands		Ordinary Shares (some or all in the form of American Depositary Shares, each representing two ordinary shares of the issuer)	29,274,480	23.4%
Global Gateway Investments Limited(7) c/o CDH Investment Advisory Private Limited One Temasek Avenue #18-02, Millenia Tower Singapore 039192		Ordinary Shares (in the form of American Depositary Shares, each representing two ordinary shares of the issuer)	22,045,506	17.6%

CDH China Growth Capital Fund II, L.P. (7) c/o CDH Investment Advisory Private Limited One Temasek Avenue #18-02, Millenia Tower Singapore 039192	Ordinary Shares (in the form of American Depositary Shares, each representing two ordinary shares of the issuer)	22,045,506	17.6%
CDH China Growth Capital Holdings Company Limited(7) c/o CDH Investment Advisory Private Limited One Temasek Avenue #18-02, Millenia Tower Singapore 039192	Ordinary Shares (in the form of American Depositary Shares, each representing two ordinary shares of the issuer)	22,045,506	17.6%
FMR LLC(8) 82 Devonshire Street Boston, Massachusetts 02109	Ordinary Shares (some or all in the form of American Depositary Shares, each representing two ordinary shares of the issuer)	8,069,766	6.4%
Edward C. Johnson 3d(8) 82 Devonshire Street Boston, Massachusetts 02109	Ordinary Shares (some or all in the form of American Depositary Shares, each representing two ordinary shares of the issuer)	8,069,766	6.4%
Global Earning Pacific Limited(9) OMCChambers Wickham Cay 1 Road Town, Tortola British Virgin Islands	Ordinary Shares	10,000,000	8.0%
Dan Shao(9) c/o Global Earning Pacific Limited OMCChambers Wickham Cay 1 Road Town, Tortola British Virgin Islands	Ordinary Shares	10,000,000	8.0%

* Less than 1%.

(1)

Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as otherwise indicated, each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to our ordinary shares.

(2)

A total of 125,247,597 of our ordinary shares as of March 31, 2012 are outstanding pursuant to SEC Rule 13d- 3(d)(1). Ordinary shares that may be acquired by an individual or group within 60 days of such date, pursuant to the exercise of warrants or options, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the above table.

(3)

Includes (i) 27,874,480 ordinary shares held by Wealthy Environment Limited, a BVI company wholly owned by Mr. Guo, (ii) 1,400,000 ordinary shares represented by American Depositary Shares held by Wealthy Environment Limited, (iii) 2,000,000 ordinary shares issuable upon exercise of options held by Mr. Guo that are exercisable within 60 days, and (iv) 10,000,000 ordinary shares held by Global Earnings Pacific Limited, a BVI company wholly owned and controlled by Dan Shao, Mr. Guo’s wife. Mr. Guo disclaims beneficial ownership of the ordinary shares held by Global Earnings Pacific Limited. Mr. Guo has previously reported beneficially owning 23.7%, 24.6%, 38.4%, 41.3%, and 41.1% of our ordinary shares as of December 31, 2011, 2010, 2009, 2008, and 2007, respectively.

(4)

Includes (i) 4,000,000 ordinary shares held by Mambo Fiesta Limited, a BVI company wholly owned by Mr. Xu, (ii) 1,550,560 ordinary shares held by Mambo Fiesta Limited, in the form of ADSs and (iii) 200,000 ordinary shares issuable upon exercise of options held by Mr. Xu that are exercisable within 60 days.

(5)	Includes 1,585,514 ordinary shares issuable upon exercise of options held by Mr. Feng that are exercisable within 60 days.

(6)	Wealthy Environment Limited, a company incorporated in BVI, is wholly owned and controlled by Herman Man Guo.

Wealthy Environment Limited has previously reported beneficially owning 22.2%, 23.0%, 37.1%, 41.3%, and 41.1% of our ordinary shares as of December 31, 2011, 2010, 2009, 2008, and 2007, respectively.

(7)

The information provided with respect to these beneficial owners is as of December 31, 2011 and is derived from Schedules 13G/A jointly filed with the SEC on February 8, 2012, February 11, 2011, February 3, 2010, and February 6, 2008 by the beneficial owners.

Global Gateway Investments Limited is the record holder of 22,045,506 ordinary shares in the form of American Depositary Shares, each representing two ordinary shares of the issuer. CDH China Growth Capital Fund II, L.P. (“CDH Fund II”) owns 100% of the total outstanding shares of Global Gateway Investments Limited. CDH China Growth Capital Holdings Company Limited (“CDH Growth Capital Holdings”) is the general partner of CDH Fund II and has the power to direct CDH Fund II as to the voting and disposition of shares directly and indirectly held by CDH Fund II. Each of Global Gateway Investments Limited, CDH Fund II and CDH Growth Capital Holdings may be deemed to have sole voting and dispositive power with respect to the shares.

The investment committee of CDH Growth Capital Holdings comprises Shangzhi Wu, Shuge Jiao and Xinlai Liu. Changes to the investment committee require the approval of the directors of CDH Growth Capital Holdings. The directors of CDH Growth Capital Holdings are nominated by the principal shareholders of CDH Growth Capital Holdings, being (i) an affiliate of Capital Z Partners, (ii) an affiliate of the Government of Singapore Investment Corporation, and (iii) China Diamond Holdings II, L.P., a British Virgin Islands limited partnership controlled by senior members of the CDH Fund II investment team. Pursuant to Section 13(d) of the Exchange Act, and the rules promulgated thereunder, Shangzhi Wu, Shuge Jiao and Xinlai Liu may be deemed to have beneficial ownership of the ordinary shares directly held by Global Gateway Investments Limited. Each of Shangzhi Wu, Shuge Jiao and Xinlai Liu disclaims the beneficial ownership of any of the shares of the Company directly held by Global Gateway Investments Limited except to the extent of each of their pecuniary interests therein.

These beneficial owners have previously reported beneficially owning 17.3%, 19.9%, 17.3%, 19.4%, and 19.6% of our ordinary shares as of December 31, 2011, 2010, 2009, 2008, and 2007, respectively.

(8)

The information provided with respect to these beneficial owners is as of December 31, 2011 and is derived from Schedules 13G/A jointly filed with the SEC on February 14, 2012, February 14, 2011, and February 16, 2010 by the beneficial owners. Further information regarding these beneficial owners may be obtained from these filings. The percentage of beneficial ownership of our ordinary shares as previously reported by FMR LLC and Edward C. Johnson 3d was 6.1%, 7.8%, and 10.0%, as of December 31, 2011, 2010, and 2009, respectively.

(9)

Global Earning Pacific Limited, a company incorporated in BVI, is wholly owned and controlled by Dan Shao, Mr. Herman Man Guo’s wife. The information provided below with respect to these beneficial owners is as of December 31, 2011 and is derived from a Schedule 13G/A jointly filed with the SEC on June 9, 2010 by the beneficial owners.

The percentage of beneficial ownership of our ordinary shares previously reported by these beneficial owners was 7.6% as of each of December 31, 2011 and 2010, respectively.

Other than as otherwise disclosed in this report, we are not directly or indirectly owned or controlled by another corporation), by any foreign government or by any other natural or legal person severally or jointly. None of our major shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

As of March 31, 2012, 127,662,057 of our ordinary shares were issued and outstanding. To our knowledge, we had only one record shareholder in the United States, JPMorgan Chase Bank, N.A., which is the depositary of our ADS program and held approximately 67% of our total outstanding ordinary shares as of March 7, 2012. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

For the options granted to our directors, officers and employees, please refer to “— B. Compensation — Share Options.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to Item 6, “Directors, Senior Management and Employees — E. Share Ownership.”

B. Related Party Transactions

Contractual Arrangements

Since December 10, 2005, foreign investors have been permitted to own directly a 100% interest in PRC advertising companies with at least three years of direct operations outside of China. Prior to 2011, although AM China, our subsidiary and the 100% shareholder of AM Technology and Xi’an AM, has been operating its advertising business in Hong Kong since 2008, its operation experience was less than three years and was not qualified under the PRC regulations to own a PRC advertising company. Accordingly, our domestic PRC subsidiaries, AM Technology, Shenzhen AM and Xi’an AM, which are considered foreign-invested enterprises, were ineligible to operate a business with advertising as a part of their business scope in China. Our advertising business is currently provided through contractual arrangements with our consolidated variable interest entities in China, principally AM Advertising, certain of its subsidiaries, Shengshi Lianhe, AirMedia UC and AM Yuehang. Since the beginning of 2012, we believe that AM China’s operation experience has been more than three years. We are in the processs of establishing a wholly-owned subsidiary to provide advertising services in China through it directly. However, we can make no assurance as to the specific time when this wholly-owned subsidiary shall be established. Once this subsidiary is put into operation, we intend to gradually shift our advertising business to this subsidiary, and thus to gradually reduce the reliance on the current VIE structure. Our consolidated variable interest entities directly operate our advertising network, enter into concession rights contracts and sell advertising time slots and advertising locations to our advertisers. We have been and expect to continue to be dependent on our variable interest entities to operate our advertising business until we qualify for direct ownership of an advertising business in China under the PRC laws and regulations and acquire our variable interest entities as our direct, wholly-owned subsidiaries.AM Technology has entered into contractual arrangements with our variable interest entities, pursuant to which AM Technology provides exclusive technology support and service and technology development services in exchange for payments from them. The payments to AM Technology amounted to RMB 137.9 million, RMB92.6 million and RMB 107.9 million in the years ended December 31, 2009, 2010 and 2011, respectively. In addition, AM Technology has entered into agreements with our variable interest entities and each of their shareholders, which provide AM Technology with the substantial ability to control our variable interest entities. These agreements are summarized in the following paragraphs.

  Technology support and service agreements: AM Technology provides exclusive technology supports and consulting services to our VIEs and the VIEs are required to pay AM Technology for the technical and consulting services they are provided. The VIEs pay to AM Technology annual service fees in the amount that guarantee that the VIEs can achieve, after deducting such service fees payable to AM Technology, a net cost- plus rate of no less than 0.5% in the case of AM Advertising, Shengshi Lianhe and AirMedia UC, or 1.0% in the case of AM Yuehang, which final rate should be determined by AM Technology. The "net cost-plus rate" refers to the operating profit as a percentage of total costs and expenses of a certain entity. The technology support and service agreements are effective for ten years and such term can be automatically renewed upon their expiry.

  Technology development agreement: Our VIEs exclusively engage AM Technology to provide technology development services. AM Technology owns the intellectual property rights developed in the performance of these agreements. The VIEs pay to AM Technology annual service fees in the amount that guarantee that the VIEs can achieve, after deducting such service fees payable to AM Technology, a net cost-plus rate of no less than 0.5% in the case of AM Advertising, Shengshi Lianhe and AirMedia UC, which final rate should be determined by AM Technology. The "net cost-plus rate" refers to the operating profit as a percentage of total costs and expenses of a certain entity. The technology development agreements are effective for ten years and such term can be automatically renewed upon their expiry.

  Call option agreement: Under the call option agreements, the shareholders of our VIEs irrevocably granted AM Technology or its designated third party an exclusive option to purchase from the VIEs’ shareholders, to the extent permitted under PRC law, all the equity interests in the VIEs, as the case may be, for the minimum amount of consideration permitted by the applicable law without any other conditions. In addition, AM Technology will act as guarantor of the VIEs in all operation related contracts, agreements and transactions and commit to provide loans to support the business development needs of the VIEs or when the VIEs are suffering operating difficulties. The term of the call option agreement is ten years and such term may be renewed upon expiry at AM Technology’s sole discretion.

  Equity pledge agreement: Under the equity pledge agreements, the shareholders of the VIEs pledged all of their equity interests, including the right to receive declared dividends, in the VIEs to AM Technology to guarantee VIEs' performance of its obligations under the technology support and service agreement and the technology development agreement. If the VIEs fail to perform its obligations set forth in the technology support and service agreement, AM Technology shall be entitled to exercise all the remedies and powers set forth in the provisions of the equity pledge agreement. The agreement is effective for as long as the technology support and service agreements and technology development agreement are effective.

  Authorization letter: Each shareholder of the VIEs has executed an authorization letter to authorize AM Technology to exercise certain of its rights, including voting rights, the rights to enter into legal documents and the rights to transfer any or all of its equity interest in the VIEs. Such authorization letters will remain effective during the operating periods of the VIEs. The authorization is effective for ten years and such term is renewed upon its expiry at AM Technology's sole discretion.

Through the above contractual arrangements, AM Technology has obtained 100% of shareholders’ voting interest in the VIEs, has the right to receive all dividends declared and paid by the VIEs and may receive substantially all of the net income of the VIEs through the technical support and service fees as determined by AM Technology. Accordingly, the Group has consolidated the VIEs because it believe, through the contractual arrangemewnts, (1) the AM Technology could direct the activities of the VIEs that most significantly affect its economic performance and (2) the AM Technologycould receive substantially all of the benefits that could be potentially significant to the VIEs. Other than the contractual arrangements described above, because the management and certain employees of AM Technology also serve in the VIEs as management or employees, certain operating costs paid by AM Technology, such as payroll costs and office rental, were re-charged to the VIEs.

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

Xi’an AM is a software company which primarily derives revenues from selling software it developed to AM Technology. AM Technology uses the software it purchases from Xi’an AM to provide technology development and support services to other companies.

Amounts Due to BEMC

We assigned concession rights of certain media resources to BEMC, our joint venture with China Eastern Media Corporation, Ltd. As of December 31, 2011, we had $443,000 due to BEMC as the deposits received for publishing advertisement.

Amounts Due from BEMC

As of December 31, 2011, we had $148,000 due from BEMC as the uncollected advertising revenue earned from BEMC.

Transactions with BEMC and Zhangshangtong Air Service (Beijing) Co., Ltd. ("Zhangshangtong")

In 2011, we earned $179,000 and $27,000 of advertising revenue from BEMC and Zhangshangtong respectively.

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

Legal Proceedings

Our PRC subsidiaries and variable interest entities have engaged in and may be subject to various legal proceedings relating to commercial arrangements and other matters in the ordinary course of our business. In September 2011, Zhejiang Xinghui Display and Design Co., Ltd. ("Xinghui"), an equipment supplier, filed an application to the Beijing Arbitration Commission ("BAC") against AM Jinshi and TJ Jinshi, which are two of our PRC operating entities, claiming for total unpaid amount of RMB26.78 million for equipment provided. In September 2011 and January 2012, AM Jinshi and TJ Jinshi filed counterclaims for a total amount of RMB18.27 million for the dissatisfied and malfunctioned equipment delivered by Xinghui. As the relevant arbitration actions are currently pending review by the BAC, we cannot estimate the range of loss (if any) as of December 31, 2011.

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

A. Offer and Listing Details

Our ADSs, each representing two of our ordinary shares, were listed on the NASDAQ Global Market on November 7, 2007 and were subsequently transferred to the NASDAQ Global Select Market. Our ADSs trade under the symbol “AMCN.” The following table provides the high and low trading prices for our ADSs for the periods noted.

	High	Low
Annual Market Prices
Year 2007 (from November 7, 2007)	$25.15	$15.60
Year 2008	26.51	3.85
Year 2009	9.26	3.80
Year 2010	8.90	2.83
Year 2011	7.60	2.10

Quarterly Market Prices
First Quarter 2010	8.90	5.62
Second Quarter 2010	6.61	3.12
Third Quarter 2010	5.99	2.83
Fourth Quarter 2010	8.24	5.21
First Quarter 2011	7.60	4.37
Second Quarter 2011	5.64	2.99
Third Quarter 2011	3.32	2.10
Fourth Quarter 2011	3.91	2.20
First Quarter 2012	4.01	2.58

Monthly Market Prices
October 2011	2.97	2.20
November 2011	3.45	2.30
December 2011	3.91	3.17
January 2012	4.01	3.39
February 2012	3.52	2.71
March 2012	3.55	2.58

B. Plan of Distribution

Not applicable.

C. Markets

See our disclosures above under “Offer and Listing Details.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The following are summaries of material terms and provisions of our amended and restated memorandum and articles of association and the Companies Law (2011 Revision) of the Cayman Islands, or the Companies Law, insofar as they relate to the material terms of our ordinary shares. This summary is not complete, and you should read our amended and restated memorandum and articles of association, which has been filed as Exhibit 99.3 to our Form 6-K (File No. 001-33765) filed with the SEC on December 9, 2009.

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

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast in a general meeting. A special resolution is required for important matters such as a change of name. Holders of the ordinary shares may effect certain changes by ordinary resolution, including increasing the amount of our authorized share capital, consolidating or dividing all or any of our share capital into shares of larger amount than our existing shares, and canceling any shares that are authorized but unissued.

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

Repurchase of Shares

Subject to the provisions of the Companies Law and our articles of association, our board of directors may authorize repurchase of our shares in accordance with the manner of purchase specified in our articles of association without seeking shareholder approval. Once the shares have been repurchased, they may be cancelled or held in the name of the company as treasury shares.

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

See “— H. Documents on Display.”

C. Material Contracts

In June 2011, we entered into a framework cooperation agreement with Beijing Super TV Co., Ltd, or Super TV, for the establishment of two joint ventures. In January 2012, we entered into a supplemental agreement with Super TV and Beijing N-S Digital TV Co., Ltd, or N-S Digital TV, to modify the framework cooperation agreement and to transfer all the rights and obligations of Super TV under the framework cooperation agreement to N-S Digital TV. Pursuant to the framework cooperation agreement and the supplemental agreement, AirMedia and N-S Digital TV established Beijing Xinghe Union Media Co., Ltd, or Xinghe Union, and Beijing Shibo Movie Technology Co., Ltd, or Shibo Movie. The registered capitals of Xinghe Union and Shibo Movie are RMB 10 million each. AirMedia and N-S Digital TV each contributed in cash RMB 5.0 million, representing 50% of the equity interest, in each of Xinghe Union and Shibo Movie. AirMedia appointed three directors of Xinghe Union and two directors of Shibo Movie and N-S Digital TV appointed the remaining two directors of Xinghe Union and three directors of Shibo Movie. Xinghe Union and Shibo Movie were formally established on March 13, 2012 and February 15, 2012, respectively. Xinghe Union will mainly engage in movie and TV series investment and publishing, and advertisement design and production, and Shibo Movie will mainly engage in technology development, and technology consulting services. Through the newly established companies, AirMedia and N-S Digital TV plan to develop home theatre businesses together. This description is qualified in its entirety by reference to these agreements, which are attached as Exhibits 4.47 and 4.48 to this report.

D. Exchange Controls

There are no material exchange controls restrictions on payment of dividends, interest or other payments to the holders of our ordinary shares or on the conduct of our operations in the Cayman Islands, where we were incorporated. Cayman Islands law and our memorandum and articles of association do not impose any material limitations on the right of nonresidents or foreign owners to hold or vote our ordinary shares.

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

PRC Taxation

Under the EIT Law, foreign corporate shareholders and corporate ADSs holders may be subject to a 10% income tax upon the dividends payable by us or on any gains they realize from the transfer of our shares or ADSs, if we are classified as a PRC resident enterprise and such income is regarded as income from “sources within the PRC.” Given the fact that whether we would be regarded as “resident enterprise” is not clear, it is uncertain whether foreign corporate shareholders and corporate ADSs holders may be subject to a 10% income tax upon the dividends payable by us or on any gains they realize from the transfer of our shares or ADSs. If we are required under the PRC tax law to withhold PRC income tax on our dividends payable to our non-PRC corporate shareholders and ADS holders or if any gains of the transfer of their shares or ADSs are subject to PRC tax, such holders’ investment in our ADSs or ordinary shares may be materially and adversely affected.

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

U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF ADSS OR ORDINARY SHARES.

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

If you are a partner in a partnership or other entity taxable as a partnership that holds ADSs or ordinary shares, your tax treatment generally will depend on your status and the activities of the partnership. If you are a partnership or other entity taxable as a partnership (or a partner in such a partnership or other entity) that holds ADSs or ordinary shares, you should consult your own tax advisors.

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

If you are a non-corporate U.S. Holder, subject to applicable limitations, you may be eligible to be taxed at a maximum rate of 15% in respect of dividends received in taxable years beginning before January 1, 2013 if we are treated as a qualified foreign corporation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs represented by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADSs (which are listed on NASDAQ), but not our ordinary shares, are readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our ordinary shares that are represented by ADSs, but not on our ordinary shares that are not represented by ADSs, currently meet such conditions required for the reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a “PRC resident enterprise” under PRC tax law (see discussion under “PRC Taxation” above), we may be eligible for the benefits of the income tax treaty between the United States and the PRC, (the “Treaty”) and, if we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such ordinary shares are represented by ADSs, would be subject to the reduced rates of taxation. Non-corporate U.S. Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Please consult your tax advisors to determine whether you are subject to any special rules that limit your ability to be taxed at this favorable rate.

Non-corporate U.S. Holders will not be eligible for the reduced rates of taxation on any dividends received from us in taxable years beginning prior to January 1, 2013, if we are a passive foreign investment company, or PFIC, in the taxable year in which such dividends are paid or in the preceding taxable year.

In the event that we are deemed to be a “PRC resident enterprise” under PRC tax law, you may be subject to PRC withholding taxes on dividends paid to you with respect to the ADSs or ordinary shares. In addition, subject to certain conditions and limitations, PRC withholding taxes on dividends, if any, may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or ordinary shares will be treated as income from sources outside the United States and will generally constitute passive category income, but could, in certain circumstances, be general category income. The rules governing the foreign tax credit are complex. You should consult your tax advisors regarding the availability of the foreign tax credit in light of your particular circumstances.

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

Taxation of Dispositions of ADSs or Ordinary Shares

Subject to the discussion under “—Passive Foreign Investment Company” below, upon sale or other taxable disposition of the ADSs or ordinary shares, a U.S. Holder will generally recognize taxable gain or loss for U.S. federal income tax purposes in an amount equal to the difference between such holder’s tax basis in the ADSs or ordinary shares sold or disposed of and the amount realized on the sale or other taxable disposition. The gain or loss generally will be capital gain or loss. Such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the ADSs or ordinary shares for more than one year at the time of disposition. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you may be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be U.S. source gain or loss for foreign tax credit purposes, subject to exceptions and limitations. However, in the event we are deemed to be a “PRC resident enterprise” under PRC tax law, we may be eligible for the benefits of the Treaty. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the Treaty may elect to treat such gain as PRC source income. U.S. Holders should consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company

Based on the market price of our ADSs and ordinary shares and the composition of our income and assets, we believe that we were not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2011. However, the application of the PFIC rules is subject to ambiguity in several respects and, in addition, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2012 or any future taxable year. In particular, we believe that there is a risk that we will be a PFIC for our taxable year ending December 31, 2012 unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce active income. A non-U.S. corporation is considered a PFIC for any taxable year if either at least 75% of its gross income is passive income or at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Although the law in this regard is unclear, we treat the consolidated variable interest entities and their subsidiaries as being owned by us for U.S. federal income tax purposes, not only because we control their management decisions but also because we are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we consolidate these entities’ operating results in our consolidated, financial statements prepared under U.S. GAAP. If it were determined, however, that we are not the owner of the consolidated variable interest entities and their subsidiaries for U.S. federal income tax purposes, we would likely be treated as a PFIC for our taxable year ended on December 31, 2011 and any subsequent taxable year.

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

Furthermore, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our company becoming classified as a PFIC for the current or subsequent taxable years. Because PFIC status is a fact-intensive determination made on an annual basis and will depend upon the composition of our assets and income and the value of our tangible and intangible assets from time to time, no assurance can be given that we are not or will not become classified as a PFIC.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder hold our ADSs or ordinary shares and will be subject to special tax rules with respect to any “excess distribution” that he or she receives and any gain the U.S. Holder realizes from a sale or other disposition (including a pledge) of our ADSs or ordinary shares, unless the U.S. Holder makes a “mark-to-market” election as discussed below. Distributions a U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions the U.S. Holder received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

  the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

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

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC can make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. However, such election cannot be made with respect to any lower tier PFIC. If a U.S. Holder makes a mark-to-market election for the ADSs or ordinary shares, the U.S. Holder will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of his or her taxable year over the U.S. Holder’s adjusted basis in such ADSs or ordinary shares. A U.S. Holder is allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. Such deductions, however, are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in the U.S. Holder’s income for prior taxable years. Amounts included in the U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. The U.S. Holder’s basis in our ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If the U.S. Holder makes a mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “—Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares” would not apply.

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

If a non-U.S. corporation is a PFIC, a holder of shares in that corporation can avoid taxation under the rules described above by making a “qualified electing fund” election to include its share of the corporation’s income on a current basis, or a “deemed sale” election once the corporation no longer qualifies as a PFIC. However, a U.S. Holder can make a qualified electing fund election with respect to his or her ADSs or ordinary shares only if we agree to furnish the U.S. Holder annually with certain tax information, and we do not intend to prepare or provide such information.

If a U.S. Holder holds ADSs or ordinary shares in any year in which we are a PFIC, you will be required to file IRS Form 8621 regarding distributions received on our ADSs or ordinary shares and any gain realized on the disposition of our ADSs or ordinary shares. U.S. shareholders of PFICs may also be required to furnish certain information to be specified by the IRS on an annual basis even in the absence of any such distributions, dispositions or elections.

You should consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or ordinary shares.

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares paid to you within the United States (and in certain cases, outside the United States) may be subject to information reporting to the IRS, unless you are an exempt recipient such as a corporation. However, backup withholding will not apply to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. You are urged to consult your tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Expert

Not applicable.

H. Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C., 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

To the extent that we need to convert our U.S. dollar-denominated assets into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on RMB amount we receive from the conversion. A hypothetical 10% decrease in the exchange rate of the U.S. dollar against RMB would have resulted in a decrease of $414,000 in the value of our U.S. dollar-denominated financial assets at December 31, 2011. Conversely, if we decide to convert our RMB-denominated cash amounts into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to us.

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

For the year ended December 31, 2011, we received nil from the depositary as reimbursement for our expenses incurred and recognized $539,000 as other income in our consolidated statements of operations, and the depositary waived an estimated $163,000 in servicing fees for ongoing program maintenance.

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

As of December 31, 2011, the net proceeds from our initial public offering have been used as follows:

  approximately $83.7 million for the purchase of digital displays and other equipment and the construction of gas station media platforms;

  approximately $29.7 million for business acquisitions and the purchase of intangible assets;

  approximately $18.5 million for share repurchases; and

  approximately $2.1 million for the purchase of long-term investments.

In 2012, we expect to use the net proceeds received from our initial public offering as follows:

  approximately $5.7 million to fund capital expenditure.
ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in reports filed under the Securities Exchange Act of 1934, as amended (Exchange Act) is recorded, processed, summarized and reported within the specified time periods and accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act) at December 31, 2011. Based on that evaluation, our chief executive officer and chief financial officer concluded that, as of that date, our disclosure controls and procedures required by paragraph (b) of Rules 13a-15 or 15d-15 were not effective due to the material weaknesses described in the “Management’s Report on Internal Control Over Financial Reporting.”

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, including our chief executive officer and chief financial officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2011. In making this assessment, management used the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Management's assessment identified a control deficiency related to the lack of accounting personnel with sufficient knowledge of U.S. GAAP that constitutes a material weakness. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

Based on our assessment, and because of the material weakness described above, we have concluded that our internal control over financial reporting was not effective at December 31, 2011.

We have taken and/or plan to take measures to address the material weakness identified above. We continue to actively recruit for qualified individuals with experience with U.S. GAAP and SEC reporting to build and support our financial reporting department. We will continue to attend training seminars to stay current with U.S. GAAP and SEC reporting requirements. Additionally, we will design and implement more robust financial reporting and management controls over the accounting for complex and unusual transactions.

The effectiveness of our internal control over financial reporting has been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm, as stated in their report which is included herein.

Attestation Report of the Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of AirMedia Group Inc.

We have audited the internal control over financial reporting of AirMedia Group Inc. (the “Company”), its subsidiaries, its variable interest entities (the “VIEs”) and its VIEs’ subsidiaries (collectively the “Group”) as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified and included in management's assessment relates to the lack of accounting personnel with sufficient knowledge of accounting principles generally accepted in the United States of America ("U.S. GAAP"). This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statement and financial statement schedule as of and for the year ended December 31, 2011, of the Group and this report does not affect our report on such financial statements and financial statement schedule.

In our opinion, because of the effect of the material weakness identified above on the achievement of the objectives of the control criteria, the Group has not maintained effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2011 of the Group and our report dated April 30, 2012 expressed an unqualified opinion on those financial statements and financial statement schedule.

Deloitte Touche Tohmatsu CPA Ltd.
Beijing, the People’s Republic of China
April 30, 2012

Changes in Internal Control over Financial Reporting

The material weakness described above resulted from high turnover in our accounting and financial reporting department. During the year ended December 31, 2011, we experienced turnover in the chief financial officer, the financial controller, and the financial reporting director and other key positions within the accounting and financial reporting department.

There were no other changes in our internal control over financial reporting that occurred during the year ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	Fiscal Year Ended December 31,
	2010	2011
Audit Fees	$1,014,586	$965,889
Audit-Related Fees	—	-
Tax Fees	—	-
All Other Fees	18,883	21,001
TOTAL	$1,033,469	$986,890

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

We have not asked for nor have we been granted an exemption from the applicable listing standards for our audit committee.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (1)	Maximum Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (1)
January 1, 2011 to January 31, 2011	-	-	-	20,000,000
February 1, 2011 to February 28, 2011	-	-	-	20,000,000
March 1, 2011 to March 31, 2011	100,940	2.47	100,940	19,750,272
April 1, 2011 to April 30, 2011	361,426	2.48	361,426	18,852,176
May 1, 2011 to May 31, 2011	1,172,559 (2)	2.02	1,072,820	16,852,172
June 1, 2011 to June 30, 2011	1,470,681(2)	2.10	1,148,296	14,852,166
July 1, 2011 to July 31, 2011	-	-	-	14,852,166
August 1, 2011 to August 31, 2011	96,188 (2)	2.45	-	14,852,166
September 1, 2011 to September 30, 2011	1,763,790 (2)	1.36	1,697,888	12,626,900
October 1, 2011 to October 31, 2011	636,940	1.22	636,940	11,852,167
November 1, 2011 to November 30, 2011	386,774	1.43	386,774	11,299,229
December 1, 2011 to December 31, 2011	1,390,746	1.76	1,390,746	8,852,164

(1) As announced in our press release dated May 9, 2011, on March 21, 2011, our board of directors authorized the repurchase of up to $20 million of our outstanding ADSs within two years from March 21, 2011.
(2) During the periods May 1, 2011 to May 31, 2011, June 1, 2011 to June 30, 2011, August 1, 2011 to August 31, 2011, and September 1, 2011 to September 30, 2011, Dan Shao, the wife of Mr. Herman Man Guo, purchased 99,739, 322,385, 96,188, and 65,902 ordinary shares in one or more open-market transactions not pursuant to a plan or program.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

The NASDAQ Stock Market rules require each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year end. They also require each issuer to seek shareholder approval for any establishment of or material amendment to the issuer’s equity compensation plans, including any amendment effecting a repricing of outstanding options or increasing the amount of shares authorized under such plans. However, the rules permit foreign private issuers like us to follow “home country practice” in certain corporate governance matters.

Maples and Calder, our Cayman Islands counsel, has provided a letter to the NASDAQ Stock Market certifying that under Cayman Islands law, we are not required to hold annual shareholder meetings. We followed home country practice with respect to annual meetings and did not hold any annual meeting of shareholders in 2008. We held an annual meeting in 2009. No annual meeting was held in 2010 and 2011. We may hold additional annual shareholder meetings in the future if there are significant issues that require shareholder approval.

Maples and Calder has also provided letters to the NASDAQ Stock Market certifying that under Cayman Islands law, we are not required to seek shareholder approval for the establishment of or any material amendments to our equity compensation plans. In 2008, we followed home country practice with respect to our 2007 Option Plan by amending it to permit repricings of options without seeking shareholder approval. In 2011, we followed home country practice with respect to our 2011 Option Plan by establishing it without seeking shareholder approval.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The full text of our audited consolidated financial statements begins on page F-1 of this annual report.

ITEM 19.	EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 99.3 to Form 6-K filed on December 10, 2009)
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

Exhibit No.	Description
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

Exhibit No.	Description
4.14	English Translation of Amended and Restated Call Option Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing Shengshi Lianhe Advertising Co., Ltd. and the shareholders of Beijing Shengshi Lianhe Advertising Co., Ltd. (incorporated by reference to Exhibit 10.15 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)
4.15	English Translation of Supplementary Agreement dated November 28, 2008 to the Amended and Restated Call Option Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing Shengshi Lianhe Advertising Co., Ltd. and the shareholders of Beijing Shengshi Lianhe Advertising Co., Ltd. (incorporated by reference to Exhibit 4.19 to Annual Report on Form 20-F filed on April 28, 2009)
4.16	English Translation of Amended Power of Attorneys dated November 28, 2008 from the shareholders of Beijing AirMedia Advertising Co., Ltd. (incorporated by reference to Exhibit 4.20 to Annual Report on Form 20-F filed on April 28, 2009)
4.17	English Translation of Amended and Restated Technology Development Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing AirMedia Advertising Co., Ltd. (incorporated by reference to Exhibit 10.17 to Registration Statement on Form F-1 (File No. 333- 146825), as amended, initially filed on October 19, 2007)
4.18	English Translation of Supplementary Agreement dated November 30, 2007 to the Amended and Restated Technology Development Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing AirMedia Advertising Co., Ltd. (incorporated by reference to Exhibit 10.3 to Annual Report on Form 20-F filed on April 30, 2008)
4.19	English Translation of Amended and Restated Technology Support and Service Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing AirMedia Advertising Co., Ltd. (incorporated by reference to Exhibit 10.18 to Registration Statement on Form F-1 (File No. 333- 146825), as amended, initially filed on October 19, 2007)
4.20	English Translation of Supplementary Agreement dated November 30, 2007 to the Amended and Restated Technology Support and Service Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing AirMedia Advertising Co., Ltd. (incorporated by reference to Exhibit 10.4 to Annual Report on Form 20-F filed on April 30, 2008)
4.21	English Translation of Amended and Restated Equity Pledge Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia Advertising Co., Ltd. and the shareholders of Beijing AirMedia Advertising Co., Ltd. (incorporated by reference to Exhibit 10.19 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)
4.22	English Translation of Supplementary Agreement No. 1 dated June 19, 2008 to the Amended and Restated Equity Pledge Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia Advertising Co., Ltd. and the shareholders of Beijing AirMedia Advertising Co., Ltd. (incorporated by reference to Exhibit 4.26 to Annual Report on Form 20-F filed on April 28, 2009)
4.23	English Translation of Supplementary Agreement No. 2 dated November 28, 2008 to the Amended and Restated Equity Pledge Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia Advertising Co., Ltd. and the shareholders of Beijing AirMedia Advertising Co., Ltd. (incorporated by reference to Exhibit 4.27 to Annual Report on Form 20-F filed on April 28, 2009)
4.24	English Translation of Amended and Restated Call Option Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia Advertising Co., Ltd. and the shareholders of Beijing AirMedia Advertising Co., Ltd. (incorporated by reference to Exhibit 10.20 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

Exhibit No.	Description
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

Exhibit No.	Description
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

4.47*	Framework Cooperation Agreement (English summary), by and between AirMedia Group Co., Ltd. and Beijing Super TV Co., Ltd

Exhibit No.	Description
4.48*	Supplementary Agreement to Framework Cooperation Agreement (English summary), by and among AirMedia Group Co., Ltd., Beijing Super TV Co., Ltd and Beijing N-S Digital TV Co., Ltd.
4.49*	2011 Share Incentive Plan
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)
8.1*	List of the Company’s subsidiaries
12.1*	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
12.2*	Certifications of Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
13.1*	Certifications of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certifications of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Deloitte Touche Tohmatsu CPA Ltd.
15.2*	Consent of Commerce & Finance Law Offices
15.3*	Consent of Maples and Calder

*Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 30, 2012	AIRMEDIA GROUP INC.

/s/ Herman Man Guo
Herman Man Guo
Chairman and Chief Executive Officer

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CONTENTS	PAGE(S)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-1
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2010 AND 2011	F-2
CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011	F-3
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY AND COMPREHENSIVE INCOME (LOSS) FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011	F-4
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011	F-5
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	F-6 – F-52
ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I	F-53 – F-57

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF AIRMEDIA GROUP INC.

We have audited the accompanying consolidated balance sheets of AirMedia Group Inc. (the "Company"), its subsidiaries, its variable interest entities (the "VIEs") and its VIEs' subsidiaries (collectively the "Group") as of December 31, 2010 and 2011 and the related consolidated statements of operations, changes in equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2011 and related financial statement schedule included in Schedule I. These consolidated financial statements and financial statement schedule are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2010 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group's internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 30, 2012 expressed an adverse opinion on the Group's internal control over financial reporting.

Deloitte Touche Tohmatsu CPA Ltd.
Beijing, the People's Republic of China
April 30, 2012

CONSOLIDATED BALANCE SHEETS
(In U.S. dollars in thousands, except share related data)

	As of December 31,
	2010	2011
Assets
Current assets:
Cash	$106,505	$112,734
Restricted cash	6,798	6,363
Accounts receivable, net of allowance for doubtful accounts of $17,646 and $3,288 as of December 31, 2010 and 2011	62,455	92,823
Prepaid concession fees	31,787	22,909
Amount due from related parties	306	148
Other current assets	2,713	6,627
Deferred tax assets - current	5,050	6,061

Total current assets	215,614	247,665
Property and equipment, net	71,720	56,429
Long-term investments	1,714	2,047
Long term deposits	13,874	15,042
Deferred tax assets - non-current	6,032	5,763
Acquired intangible assets, net	17,496	13,788
Goodwill	20,736	20,734

TOTAL ASSETS	347,186	361,468

Liabilities
Current liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to AirMedia Group Inc. $38,286 and $61,697 as of December 31, 2010 and 2011, respectively)	39,020	63,577
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to AirMedia Group Inc. $7,078 and $9,585 as of December 31, 2010 and 2011, respectively)	12,253	11,276
Deferred revenue (including deferred revenue of the consolidated variable interest entities without recourse to AirMedia Group Inc. $12,751 and $11,516 as of December 31, 2010 and 2011, respectively)	12,751	11,522
Income tax payable (including income tax payable of the consolidated variable interest entities without recourse to AirMedia Group Inc. $911 and $332 as of December 31, 2010 and 2011, respectively)	1,263	792
Amounts due to related parties (including amounts due to related parties of the consolidated variable interest entities without recourse to AirMedia Group Inc. $422 and $443 as of December 31, 2010 and 2011, respectively)	422	443

Total current liabilities	65,709	87,610

Non-current liabilities:
Deferred tax liabilities - non-current (including deferred tax liabilities - non-current of the consolidated variable interest entities without recourse to AirMedia Group Inc. $4,761 and $3,800 as of December 31, 2010 and 2011, respectively)	4,761	3,800

Total liabilities	70,470	91,410

Commitments and contingencies (Note 20 and Note 21)
Equity
Ordinary shares ($0.001 par value; 900,000,000 shares authorized in 2010 and 2011; 131,905,011 shares and 127,662,057 shares issued as of December 31, 2010 and 2011, respectively ;131,905,011 shares and 125,247,597 shares outstanding as of December 31, 2010 and 2011, respectively)	132	128
Additional paid-in capital	277,676	275,150
Treasury stock (nil and 2,414,460 shares as of December 31, 2010 and 2011, respectively)	-	(3,775)
Statutory reserves	7,671	8,049
Accumulated deficits	(28,164)	(38,138)
Accumulated other comprehensive income	18,353	30,734

Total AirMedia Group Inc.'s shareholders' equity	275,668	272,148

Noncontrolling interests	1,048	(2,090)

Total equity	276,716	270,058

TOTAL LIABILITIES AND EQUITY	$347,186	$361,468

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In U.S. dollars in thousands, except share related data)

	For the years ended December 31,
	2009	2010	2011

Revenues	$152,530	$236,460	$277,821
Business tax and other sales tax	(3,102)	(5,955)	(7,197)
Net revenues	149,428	230,505	270,624
Cost of revenues	147,541	197,908	244,470
Gross profit	1,887	32,597	26,154
Operating expenses:
Selling and marketing (including share-based compensation of $1,540, $2,424 and $1,422 in 2009, 2010 and 2011, respectively)	13,439	18,112	18,238
General and administrative (including share-based compensation of $4,226, $5,547 and $3,192 in 2009, 2010 and 2011, respectively)	34,936	24,646	22,004
Impairment of intangible assets	-	1,000	656
Impairment of goodwill	-	-	1,003
Total operating expenses	48,375	43,758	41,901
Loss from operations	(46,488)	(11,161)	(15,747)
Interest income	2,025	694	1,242
Gain on remeasurement of fair value of cost and equity method investments (net)	-	919	-
Other income, net	1,239	940	1,848
Loss before income taxes and share of income on equity method investments	(43,224)	(8,608)	(12,657)
Income tax benefits(expenses)	6,032	735	(266)
Loss before share of income on equity method investments	(37,192)	(7,873)	(12,923)
Share of income on equity method investments	164	290	243
Net loss	(37,028)	(7,583)	(12,680)
Less: Net income/(loss) attributable to noncontrolling interests	211	(2,666)	(3,084)

Net loss attributable to AirMedia Group Inc.'s shareholders	(37,239)	(4,917)	(9,596)
Net loss attributable to AirMedia Group Inc.'s shareholders per ordinary share - basic	$(0.28)	$(0.04)	$(0.07)
Net loss attributable to AirMedia Group Inc.'s shareholders per ordinary share - diluted	$(0.28)	$(0.04)	$(0.07)
Weighted average shares used in calculating net loss per ordinary share - basic	131,320,730	131,252,115	129,537,955
Weighted average shares used in calculating net loss per ordinary share - diluted	131,320,730	131,252,115	129,537,955

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
AND COMPREHENSIVE INCOME (LOSS)
(In U.S. dollars in thousands, except share data)

	AirMedia Group Inc's. shareholder's equity
						Retained	Accumulated	Total
						earnings	other	AirMedia Group			Comprehensive
	Ordinary shares		Additional	Treasury	Statutory	(Accumulated	comprehensive	Inc.'s shareholders'	Noncontrolling	Total	income (loss)
	Shares	Amount	paid-in capital	stock	reserves	deficits)	income	equity	interests	equity	for the year

Balance as of January 1, 2009	134,425,925	$134	$268,881	$-	$5,593	$16,070	$10,052	$300,730	$953	$301,683
Ordinary shares issued for share based compensation	46,566	1	1,279	-	-	-	-	1,280	-	1,280
Share repurchase	(3,293,004)	(3)	(7,384)	-	-	-	-	(7,387)	-	(7,387)
Provision for statutory reserve	-	-	-	-	1,319	(1,319)	-	-	-	-
Share-based compensation	-	-	5,766	-	-	-	-	5,766	-	5,766
Foreign currency translation adjustment	-	-	-	-	-	-	(108)	(108)	2	(106)	$(106)
Net income/(loss)	-	-	-	-	-	(37,239)	-	(37,239)	211	(37,028)	(37,028)
Dividend declaration of a VIE's subsidiary	-	-	-	-	-	-	-	-	(124)	(124)
Incorporation of AM Jinshi, a majority-owned subsidiary	-	-	-	-	-	-	-	-	2,195	2,195

Balance as of December 31, 2009	131,179,487	132	268,542	-	6,912	(22,488)	9,944	263,042	3,237	266,279	(37,134)

Ordinary shares issued for share based compensation	725,524	-	1,163	-	-	-	-	1,163	-	1,163
Provision for statutory reserve	-	-	-	-	759	(759)	-	-	-	-
Share-based compensation	-	-	7,971	-	-	-	-	7,971	-	7,971
Foreign currency translation adjustment	-	-	-	-	-	-	8,409	8,409	62	8,471	8,471
Net loss	-	-	-	-	-	(4,917)	-	(4,917)	(2,666)	(7,583)	(7,583)
Noncontrolling interest acquired in business combination of Dongding	-	-	-	-	-	-	-	-	415	415

Balance as of December 31, 2010	131,905,011	132	277,676	-	7,671	(28,164)	18,353	275,668	1,048	276,716	888

Ordinary shares issued for share based compensation	138,416	-	229	-	-	-	-	229	-	229
Share repurchase	(4,381,370)	(4)	(7,369)	-	-	-	-	(7,373)	-	(7,373)
Treasury stock	(2,414,460)	-	-	(3,775)	-	-	-	(3,775)	-	(3,775)
Provision for statutory reserve	-	-	-	-	378	(378)	-	-	-	-
Share-based compensation	-	-	4,614	-	-	-	-	4,614	-	4,614
Foreign currency translation adjustment	-	-	-	-	-	-	12,381	12,381	(54)	12,327	12,327
Net loss	-	-	-	-	-	(9,596)	-	(9,596)	(3,084)	(12,680)	(12,680)

Balance as of December 31, 2011	125,247,597	$128	$275,150	$(3,775)	$8,049	$(38,138)	$30,734	$272,148	$(2,090)	$270,058	$(353)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollars in thousands)

	For the years ended December 31,
	2009	2010	2011
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(37,028)	$(7,583)	$(12,680)
Adjustments to reconcile net loss to net cash provided by operating activities:
Allowance for doubtful accounts	13,573	2,223	2,044
Depreciation and amortization	16,513	23,479	25,138
Share-based compensation	5,766	7,971	4,614
Share of income on equity method investments	(164)	(290)	(243)
Loss on disposal of property and equipment	1,097	518	4,380
Gain on sale/maturity of short-term investments	(360)	(511)	(1,040)
Gain on remeasurement of fair value of cost and equity method investment (net)	-	(919)	-
Impairment of intangible assets	-	1,000	656
Impairment of goodwill	-	-	1,003
Changes in assets and liabilities
Accounts receivable	(18,154)	(21,089)	(28,728)
Prepaid concession fees	17,246	(3,894)	10,178
Other current assets	(1,431)	4,540	(3,705)
Long term deposits	(1,086)	2,815	(499)
Amount due from related parties	-	(302)	169
Accounts payable	14,209	5,534	18,734
Accrued expenses and other current liabilities	(101)	262	1,555
Deferred revenue	6,530	(702)	(1,805)
Deferred tax assets (liabilities), net	(6,953)	(3,526)	(1,319)
Income tax payable	(799)	1,100	(520)

Net cash provided by operating activities	8,858	10,626	17,932

CASH FLOWS FROM INVESTING ACTIVITIES:
Payments for acquisition of business (net of cash acquired of $1,759, $212 and nil in 2009, 2010 and 2011, respectively)	(6,070)	(14,758)	-
Payment for contingent consideration in connection with a business combination	-	(2,415)	(2,966)
Purchase of property and equipment	(28,702)	(8,910)	(4,186)
Proceeds from disposal of property and equipment	72	137	172
Purchase of intangible assets	(146)	-	-
Net amount (paid) received upon settlement of short-term investment	(190)	1,226	1,040
Loan to related party	(5,575)	-	-
Restricted cash	(1,447)	(5,281)	748
Purchase of long-term investments	(586)	(367)	-

Net cash used in investing activities	(42,644)	(30,368)	(5,192)

CASH FLOWS FROM FINANCING ACTIVITIES:
Share repurchase	(7,387)	-	(7,373)
Treasury stock	-	-	(3,775)
Capital contribution from noncontrolling interest in the incorporation of AM Jinshi	2,195	-	-
Dividend paid to former shareholder of subsidiaries	-	(1,091)	-
Proceed from exercises of stock options	1,279	1,163	229

Net cash (used in) provided by financing activities	(3,913)	72	(10,919)

Effect of exchange rate changes	(81)	2,421	4,408

Net (decrease)/increase in cash	(37,780)	(19,670)	6,229
Cash, at beginning of year	161,534	123,754	106,505

Cash, at end of year	$123,754	$106,505	$112,734

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid	$197	$-	$-
Income tax paid	$1,721	$1,941	$2,105

Fair value of property, equipment and other assets acquired in exchange of advertising services rendered	$1,280	$262	$2,823

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(In U.S. dollars in thousands, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Introduction of the Group

AirMedia Group Inc. ("AirMedia" or the "Company") was incorporated in the Cayman Islands on April 12, 2007.

AirMedia, its subsidiaries, its variable interest entities ("VIEs") and VIEs' subsidiaries (collectively the "Group") operate its out-of-home advertising network, primarily air travel advertising network, in the People's Republic of China (the "PRC").

As of December 31, 2011, details of the Company's subsidiaries, VIEs and VIE's subsidiaries are as follows:

	Date of		Percentage of
	incorporation/	Place of	economic
Name	acquisition	incorporation	ownership
Intermediate Holding Company:
Broad Cosmos Enterprises Ltd.	June 26, 2006	British Virgin Islands ("BVI")	100%
AirMedia International Limited ("AM International")	July 14, 2007	BVI	100%
AirMedia (China) Limited ("AM China")	August 5, 2005	Hong Kong	100%
Excel Lead International Limited ("Excel Lead")	August 1, 2008	BVI	100%
Dominant City Ltd. ("Dominant City")	July 1, 2009	BVI	100%
Easy Shop Ltd. ("Easy Shop")	January 1, 2010	BVI	100%
Subsidiaries:
AirMedia Technology (Beijing) Co., Ltd. ("AM Technology")	September 19, 2005	the PRC	100%
Shenzhen AirMedia Information Technology Co., Ltd. ("Shenzhen AM")	June 6, 2006	the PRC	100%
Xi'an AirMedia Chuangyi Technology Co., Ltd. ("Xi'an AM")	December 31, 2007	the PRC	100%
Glorious Star Investment Limited ("Glorious Star")	August 1, 2008	Hong Kong	100%
VIEs:
Beijing Shengshi Lianhe Advertising Co., Ltd. ("Shengshi Lianhe")	August 7, 2005	the PRC	100%
AirMedia Advertising Group Co., Ltd. (Formerly Beijing AirMedia Advertising Co., Ltd.) ("AM Advertising")	November 22, 2005	the PRC	100%
Beijing AirMedia UC Advertising Co. Ltd. ("AirMedia UC")	January 1, 2007	the PRC	100%
Beijing Yuehang Digital Media Advertising Co. Ltd. ("AM Yuehang")	January 16, 2008	the PRC	100%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(In U.S. dollars in thousands, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Introduction of the Group - continued

	Date of		Percentage of
	incorporation/	Place of	economic
Name	acquisition	incorporation	ownership
VIE's subsidiaries:
AirTV United Media & Culture Co., Ltd. ("AirTV United")	October 10, 2006	the PRC	75%
Beijing AirMedia Film & TV Culture Co. Ltd. ("AM Film")	September 13, 2007	the PRC	100%
Flying Dragon Media Advertising Co., Ltd. ("Flying Dragon")	August 1, 2008	the PRC	80%
Wenzhou AirMedia Advertising Co., Ltd. ("AM Wenzhou")	October 17, 2008	the PRC	100%
Beijing Weimei Lianhe Advertising Co., Ltd. ("Weimei Lianhe")	March 10, 2009	the PRC	100%
Beiijng Shengshi Lixin Culture & Media Co., Ltd. ("Shengshi Lixin")	June 1, 2009	the PRC	100%
Hainan Jinhui Guangming Media Advertising Co., Ltd. ("Hainan Jinhui")	June 23, 2009	the PRC	100%
Beijing Youtong Hezhong Advertising Media Co. Ltd. (Formerly Beijing Union of Friendship Advertising Media Co., Ltd.) ("Youtong")	July 1, 2009	the PRC	100%
Beijing AirMedia Jinshi Advertising Co., Ltd. ("AM Jinshi")	July 7, 2009	the PRC	80%
Tianjin AirMedia Jinshi Advertising Co., Ltd. ("TJ Jinshi")	September 8, 2009	the PRC	100%
Tianjin AirMedia Advertising Co., Ltd. ("TJ AM")	September 21, 2009	the PRC	100%
AirMedia City (Beijing) Outdoor Advertising Co., Ltd. ("AM Outdoor")	January 1, 2010	the PRC	100%
Beijing Dongding Gongyi Advertising Co., Ltd. ("Dongding")	February 1, 2010	the PRC	75%
Beijing Weimei Shengjing Advertising Co., Ltd. ("Weimei Shengjing")	April 28, 2011	the PRC	100%
Beijing AirMedia Jinsheng Advertising Co., Ltd. ("AM Jinsheng")	April 28, 2011	the PRC	100%

The VIE arrangements

Chinese regulations currently limit foreign ownership of companies that provide advertising services, including out-of-home television advertising services. Since December 30, 2005, foreign investors have been permitted to own directly 100% interest in PRC advertising companies if the foreign investor has at least three years of direct operations of advertising business outside of the PRC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(In U.S. dollars in thousands, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

The Group therefore conducts substantially all of its activities through the VIEs, i.e. Shengshi Lianhe, AM Advertising, AirMedia UC and AM Yuehang, and the VIEs' subsidiaries. The VIEs have entered into a series of agreements with AM Technology as below:

Technology support and service agreement: AM Technology provides exclusive technology supports and consulting services to the VIEs and VIEs are required to pay AM Technology for the technical and consulting services they are provided. The VIEs pay to AM Technology annual service fees in the amount that guarantee that the VIEs can achieve, after deducting such service fees payable to AM Technology, a net cost-plus rate of no less than 0.5% in the case of AM Advertising, Shengshi Lianhe and AirMedia UC, or 1.0% in the case of AM Yuehang, which final rate should be determined by AM Technology. The "net cost-plus rate" refers to the operating profit as a percentage of total costs and expenses of a certain entity. The technology support and service agreements are effective for ten years and such term is automatically renewed upon its expiry.

Technology development agreement: VIEs exclusively engage AM Technology to provide technology development services. AM Technology owns the intellectual property rights developed in the performance of these agreements. The VIEs pay to AM Technology annual service fees in the amount that guarantee that the VIEs can achieve, after deducting such service fees payable to AM Technology, a net cost-plus rate of no less than 0.5% in the case of AM Advertising, Shengshi Lianhe and AirMedia UC, which final rate should be determined by AM Technology. The "net cost-plus rate" refers to the operating profit as a percentage of total costs and expenses of a certain entity. The technology development agreements are effective for ten years and such terms is automatically renewed upon its expiry.

Call option agreement: Under the call option agreements, the shareholders of VIEs irrevocably granted AM Technology or its designated third party an exclusive option to purchase from VIEs' shareholders, to the extent permitted under PRC law, all the equity interests in the VIEs, as the case may be, for the minimum amount of consideration permitted by the applicable law without any other conditions. In addition, AM Technology will act as guarantor of VIEs in all operation related contracts, agreements and transactions and commit to provide loans to support the business development needs of VIEs or when the VIEs are suffering operating difficulties. The term of call option agreement is ten years and such terms will be renewed upon expiry at AM Technology's sole discretion.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(In U.S. dollars in thousands, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

Equity pledge agreement: Under the equity pledge agreements, the shareholders of the VIEs pledged all of their equity interests, including the right to receive declared dividends, in the VIEs to AM Technology to guarantee VIEs' performance of its obligations under the technology support and service agreement and the technology development agreement. The agreement is effective for as long as the technology support and service agreements and technology development agreement are effective.

Authorization letter: Each shareholder of the VIEs has executed an authorization letter to authorize AM Technology to exercise certain of its rights, including voting rights, the rights to enter into legal documents and the rights to transfer any or all of its equity interest in the VIEs. Such authorization letters will remain effective during the operating periods of the VIEs. The authorization is effective for ten years and such term is renewed upon its expiry at AM Technology's sole discretion.

Through the above contractual arrangements, AM Technology has obtained 100% of shareholders' voting interest in the VIEs, has the right to receive all dividends declared and paid by the VIEs and may receive substantially all of the net income of the VIEs through the technical support and service fees as determined by AM Technology. Accordingly, the Group has consolidated the VIEs because, through AM Technology, it has (1) the power to direct the activities of the VIEs that most significantly affect its economic performance and (2) the right to receive substantially all of the benefits that could be potentially significant to the VIEs. Other than the contractual arrangements described above, because the management and certain employees of AM Technology also serve in the VIEs as management or employees, certain operating costs paid by AM Technology, such as payroll costs and office rental, were recharged to the VIEs.

One of the Company's subsidiaries, AM China, the 100% shareholder of AM Technology and Xi'an AM, has been engaged in the advertising business in Hong Kong since September 2008. Since it has operated as an advertising business for more than three years, AM China and its subsidiaries may apply for the required licenses to provide advertising services in China.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
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

The Group's ability to control the VIEs also depends on the authorization letters that AM Technology has to vote on all matters requiring shareholder approval in the VIEs. As noted above, the Group believes the rights granted by the authorization letters is legally enforceable but may not be as effective as direct equity ownership.

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

There are no consolidated VIEs' assets that are collateral for the VIEs' obligations and can only be used to settle the VIEs' obligations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(In U.S. dollars in thousands, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Risks in relation to the VIE structure - continued

The following financial statement amounts and balances of AirMedia's VIEs were included in the accompanying consolidated financial statements as of and for the years ended December 31:

	As of December 31,
	2010	2011
Total current assets	$151,286	$184,788
Total non-current assets	64,835	63,187
Total assets	216,121	247,975
Total current liabilities	59,448	83,573
Total non-current liabilities	4,761	3,800
Total liabilities	$64,209	$87,373

	For the years ended December 31,
	2009	2010	2011

Net revenues	$148,868	$229,989	$268,866
Net (loss)/income	(34,425)	7,425	(2,543)
Net cash provided by (used in) operating activities	11,361	(1,445)	5,251
Net cash used in investing activities	(14,265)	(11,664)	(538)
Net cash provided by (used in) financing activities	2,195	(1,091)	-

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America ("US GAAP").

(b)	Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, its VIEs and its VIEs' subsidiaries. All inter-company transactions and balances have been eliminated upon consolidation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(c)	Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the financial statements and accompanying notes, including allowance for doubtful accounts, the useful lives of property and equipment and intangible assets, impairment of long-term investments, impairment of goodwill, impairment of long-lived assets, stock-based compensation, purchase price allocation for business acquisition and valuation allowance for deferred tax assets. Actual results could differ from those estimates.

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
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
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

(f)	Fair value of financial instruments

The Group did not have any financial assets and liabilities or nonfinancial assets and liabilities that are measured at fair value on recurring basis as of December 31, 2010 and 2011.

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

The fair value of the long-term investments is not disclosed because it is not readily determinable.

(g)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid deposits which are unrestricted as to withdrawal or use, and which have original maturities of three months or less when purchased.

(h)	Restricted cash

Restricted cash represents the bank deposits in escrow accounts as the performance security for certain concession right agreements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(i)	Property and equipment, net

Property and equipment, net, are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated on a straight-line basis over the following estimated useful lives:

Digital display network equipment	5 years
Gas station display network equipment	5 years
Furniture and fixture	5 years
Computer and office equipment	3-5 years
Vehicle	5 years
Software	5 years
Property	50 years
Leasehold improvement	Shorter of the term of the lease or the estimated useful lives of the assets

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

The Group performs its annual impairment tests on December 31 of each year.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
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

The Group has four reporting units: the advertising media in air travel areas, the advertising media in gas station, the outdoor advertising media and the fire station advertising media. The Group performs its annual impairment tests on December 31 of each year.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
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

(n)	Business combinations

Business combinations are recorded using the acquisition method of accounting. For acquisitions that occurred after January 1, 2009, the assets acquired, the liabilities assumed, and any noncontrolling interest of the acquiree at the acquisition date, if any, are measured at their fair values as of that date. Goodwill is recognized and measured as the excess of the total consideration transferred plus the fair value of any noncontrolling interest of the acquiree, if any, at the acquisition date over the fair values of the identifiable net assets acquired. For acquisitions that occurred before January 1, 2009, any non-controlling interest was reflected at historical cost. Common forms of the consideration made in acquisitions include cash and common equity instruments. Consideration transferred in a business acquisition is measured at the fair value as of the date of acquisition. For shares issued in a business combination, the Group has estimated the fair value as of the date of acquisition.

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
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(o)	Acquired intangible assets

Acquired intangible assets with finite lives are carried at cost less accumulated amortization. Customer relationship intangible asset is amortized using the estimated attrition pattern of the acquired customers. Amortization of other finite-lived intangible assets is computed using the straight-line method over the following estimated economic lives:

TV program license	20 years
Audio-vision programming & broadcasting qualification	19.5 years
Customer relationships	3-3.4 years
Contract backlog	1.2-3 years
Concession agreements	3.8-10 years
Non-compete agreements	4.4 years

(p)	Revenue recognition

The Group's revenues are derived from selling advertising time slots on the Group's advertising networks, primarily air travel advertising network. For the years ended December 31, 2009, 2010 and 2011, the advertising revenues were generated from digital frames in airports, digital TV screens in airports, digital TV screens on airlines, traditional media in airports, gas station media network and other media.

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
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(p)	Revenue recognition - continued

Non-monetary exchanges

The Group occasionally exchanges advertising time slots and locations with other entities for assets or services, such as equipment and other assets. The amount of assets and revenue recognized is based on the fair value of the advertising provided or the fair value of the transferred assets, whichever is more readily determinable. The amounts of revenues recognized for nonmonetary transactions were $739, $1,244 and $2,823 for the years ended December 31, 2009, 2010 and 2011, respectively. No direct costs are attributable to the revenues.

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

The fee structure of the concession right agreement with the petroleum company is based on the actual number of developed gas stations and associated standard annual concession fee for each developed gas station. Each gas station has its specific lease term starting from the time when it is actually put into operation. The calculation of rental payments is based on how many months the gas stations are actually put into operation during the year and the standard annual concession fee determined based on the location of the gas station. Accordingly, each gas station is treated as a separate lease and rental payments are recognized on a straight-line basis over its lease term. The amount of annual concession fee to-be-paid is determined by an actual incurred concession fee or a fixed minimum payment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
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

The Group expenses advertising costs as incurred. Total advertising expenses were $1,142, $558 and $288 for the years ended December 31, 2009, 2010 and 2011, respectively, and have been included as part of selling and marketing expenses.

(v)	Payment by depositary

The depositary of the Company's American Depositary Shares ("ADS") has agreed to reimburse the Group for certain qualified expenses incurred. There are limits on the amount to be reimbursed to the Group, but the amount of reimbursement available to the Group is not necessarily tied to the amount of fees the depositary collects from investors. The Group recognizes the reimbursable amounts in other income on the consolidated statements of operations on a straight-line basis over the contract term with the depositary. The Group has recorded $539, $539 and $539 in other income for the years ended December 31, 2009, 2010 and 2011, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
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
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
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

The Group conducts credit evaluations of clients and generally do not require collateral or other security from clients. The Group establishes an allowance for doubtful accounts based upon estimates, historical experience and other factors surrounding the credit risk of specific clients and utilizes both specific identification and a general reserve to calculate allowance for doubtful accounts. The amount of receivables ultimately not collected by the Group has generally been consistent with expectations and the allowance established for doubtful accounts. If the frequency and amount of customer defaults change due to the clients' financial condition or general economic conditions, the allowance for uncollectible accounts may require adjustment. As a result, the Group continuously monitors outstanding receivables and adjusts allowances for accounts where collection may be in doubt.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
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

There was no customer, which accounted for 10% or more of total revenues, for each of the years ended December 31, 2009, 2010 and 2011, respectively and there was no customer accounting for 10% or more of accounts receivable as of December 31, 2010 and 2011, respectively.

(cc)	Net loss per share

Basic net loss per share are computed by dividing net loss attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. Diluted net loss reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares (common stock options and warrants and their equivalents using the treasury stock method) were exercised or converted into ordinary shares. Potential common shares in the diluted net loss per share computation are excluded in periods of losses from continuing operations, as their effect would be antidilutive.

(dd)	Government subsidies

The Group primarily receives tax refund and development supporting bonus from tax bureau and local government without any condition or restriction. The government subsidies are recorded in other income on the consolidated statements of operations in the period in which the amounts of such subsidies are received. The recognized government subsidies as other income are $220, $256 and $268 for the years ended December 31, 2009, 2010 and 2011, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(ee)	Recently issued accounting pronouncements

In May 2011, the Financial Accounting Standards Board (the "FASB") issued an authoritative pronouncement on fair value measurement. The guidance is the result of joint efforts by the FASB and International Accounting Standards Board to develop a single, converged fair value framework. The guidance is largely consistent with existing fair value measurement principles in US GAAP. The guidance expands the existing disclosure requirements for fair value measurements and makes other amendments, mainly including:

Highest-and-best-use and valuation-premise concepts for nonfinancial assets-the guidance indicates that the highest-and-best-use and valuation-premise concepts only apply to measuring the fair value of nonfinancial assets.

Application to financial assets and financial liabilities with offsetting positions in market risks or counterparty credit risk-the guidance permits an exception to fair value measurement principles for financial assets and financial liabilities (and derivatives) with offsetting positions in market risks or counterparty credit risk when several criteria are met. When the criteria are met, an entity can measure the fair value of the net risk position.

Premiums or discounts in fair value measure-the guidance provides that premiums or discounts that reflect size as a characteristic of the reporting entity's holding (specifically, a blockage factor that adjusts the quoted price of an asset or a liability because the market's normal daily trading volume is not sufficient to absorb the quantity held by the entity) rather than as a characteristic of the asset or liability (for example, a control premium when measuring the fair value of a controlling interest) are not permitted in a fair value measurement.

Fair value of an instrument classified in a reporting entity's stockholders' equity-the guidance prescribes a model for measuring the fair value of an instrument classified in stockholders' equity; this model is consistent with the guidance on measuring the fair value of liabilities.

Disclosures about fair value measurements-the guidance expands disclosure requirements, particularly for Level 3 inputs. Required disclosures include:

(i)

For fair value measurements categorized in Level 3 of the fair value hierarchy: (1) a quantitative disclosure of the unobservable inputs and assumptions used in the measurement, (2) a description of the valuation process in place (e.g., how the entity decides its valuation policies and procedures, as well as changes in its analyses of fair value measurements, from period to period), and (3) a narrative description of the sensitivity of the fair value to changes in unobservable inputs and interrelationships between those inputs.

(ii)	The level in the fair value hierarchy of items that are not measured at fair value in the statement of financial position but whose fair value must be disclosed.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(ee)	Recently issued accounting pronouncements - continued

The guidance is to be applied prospectively and is effective for interim and annual periods beginning after December 15, 2011. Early application is not permitted. The Group will adopt this pronouncement effective January 1, 2012, which will not have a significant impact on its consolidated financial statements.

In June 2011, the FASB issued an authoritative pronouncement to require an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. The guidance does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The guidance should be applied retrospectively. For public entities, the guidance is effective for fiscal years and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. In December 2011, the FASB issued an authoritative pronouncement related to deferral of the effective date for amendments to the presentation of reclassifications of items out of accumulated other comprehensive income. This guidance allows the FASB to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. While the FASB is considering the operational concerns about the presentation requirements for reclassification adjustments and the needs of financial statement users for additional information about reclassification adjustments, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before update the pronouncement issued in June 2011. The Group will adopt this pronouncement effective January 1, 2012, which will not have a significant impact on its consolidated financial statements.

In September 2011, the FASB issued an authoritative pronouncement related to testing goodwill for impairment. The guidance is intended to simplify how entities, both public and nonpublic, test goodwill for impairment. The guidance permits an entity to first assess qualitative factors to determine whether it is "more likely than not" that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if a public entity's financial statements for the most recent annual or interim period have not yet been issued. The Group will adopt this pronouncement effective January 1, 2012, which will not have a significant impact on its consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(ee)	Recently issued accounting pronouncements - continued

In December 2011, the FASB has issued an authoritative pronouncement related to Disclosures about Offsetting Assets and Liabilities. The guidance requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The Group is in the process of evaluating the effect of adoption of this guidance on its consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
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

Geographic information

The Group primarily operates in the PRC and substantially all of the Group's long-lived assets are located in the PRC.

Revenue by service categories

	For the years ended December 31,
	2009	2010	2011

Revenues:
Air Travel Media Network:
Digital frames in airports	$66,255	$113,196	$126,539
Digital TV screens in airports	37,260	28,905	21,937
Digital TV screens on airplanes	17,082	27,564	26,734
Traditional media in airports	27,192	48,418	73,535
Other revenues in air travel	4,639	4,063	6,416
Gas Station Media Network	102	3,664	12,873
Other Media	-	10,650	9,787

	$152,530	$236,460	$277,821

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(In U.S. dollars in thousands, except share data)

4.	BUSINESS ACQUISITION

(a)	Acquisition of Dominant City and Youtong

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

The transaction was considered as an acquisition of a business and accordingly the acquisition method of accounting has been applied. The acquired net assets were recorded at their estimated fair values on the acquisition date. The acquired goodwill is not deductible for tax purposes.

The purchase price for the acquisitions was allocated as follows:

		Amortization
		period

Cash acquired	$1,759
Other current assets	82
Property and equipment	217
Intangible assets:
Concession agreements	4,525	5 years
Deferred revenue	(15)
Other current liabilities	(1,988)
Deferred tax liabilities	(1,131)
Goodwill	4,380

Total consideration	$7,829

The following unaudited pro forma information summarizes the results of operations for the years ended December 31, 2009 of the Group as if the acquisition had occurred on January 1, 2009. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition been completed at the beginning of the period indicated, nor is it indicative of future operating results:

For the years
ended December 31,
2009
(unaudited)

Pro forma revenues	$152,551
Pro forma net loss	(38,045)
Pro forma net loss per ordinary share-basic	(0.29)
Pro forma net loss per ordinary share-diluted	(0.29)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(In U.S. dollars in thousands, except share data)

4.	BUSINESS ACQUISITION - continued

(b)	Acquisition of Easy Shop and AM Outdoor

In January 2010, the Group acquired 100% of the equity interest in Easy Shop Ltd. and the additional 90% of the equity interest in AM Outdoor, with cash considerations of $13,935. The fair value of the acquired entities was of $15,223. The Group held 10% equity interest in AM Outdoor before the transaction.

The transaction was considered as a business acquisition achieved in stages and accordingly the acquisition method of accounting has been applied. The acquired net assets were recorded at their estimated fair values on the acquisition date. The acquired goodwill is not deductible for tax purposes.

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
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(In U.S. dollars in thousands, except share data)

4.	BUSINESS ACQUISITION - continued

(b)	Acquisition of Easy Shop and AM Outdoor - continued

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

	For the years
	ended December 31,
	2009	2010
	(unaudited)	(unaudited)

Pro forma revenues	$158,988	$236,460
Pro forma net loss	(37,053)	(4,917)
Pro forma net loss per ordinary share-basic	(0.28)	(0.04)
Pro forma net loss per ordinary share-diluted	(0.28)	(0.04)

(c)	Acquisition of Dongding

In February 2010, the Group acquired an additional 45% of the equity interest in Dongding, with cash considerations of $899. The fair value of the acquired entity was of $1,811. The Group held 30% equity interest in the entity before the transaction.

The transaction was considered as a business acquisition achieved in stages and accordingly the acquisition method of accounting has been applied. The acquired net assets were recorded at their estimated fair values on the acquisition date. The acquired goodwill is not deductible for tax purposes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(In U.S. dollars in thousands, except share data)

4.	BUSINESS ACQUISITION - continued

(c)	Acquisition of Dongding - continued The purchase price was allocated as follows:

		Amortization
		period
Cash acquired	$3
Other current assets	36
Property and equipment	102
Intangible assets:
Concession agreements	1,798	10 years
Current liabilities	(611)
Deferred tax liabilities	(449)
Goodwill	932

Total	1,811
Represented by:
Cash consideration	498
Remeasurement of fair value of previously held 30% interest	899
Fair value of 25% noncontrolling interest	414

Total	$1,811

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

	For the years
	ended December 31,
	2009	2010
	(unaudited)	(unaudited)

Pro forma revenues	$153,304	$236,491
Pro forma net loss	(37,449)	(4,956)
Pro forma net loss per ordinary share-basic	(0.29)	(0.04)
Pro forma net loss per ordinary share-diluted	(0.29)	(0.04)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(In U.S. dollars in thousands, except share data)

5.	LONG-TERM INVESTMENTS

(a)	Equity method investments

The Group had the following equity method investments:

	As of December 31,
	2010		2011
		Carrying		Carrying
Name of company	Percentage	value	Percentage	value
	%		%

Beijing Eastern Media Corporation, Ltd. ("BEMC") (1)	49	$1,335	49	$1,650

		$1,335		$1,650

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

	As of and for the
	years ended December 31,
	2010	2011

Total current assets	$3,373	$4,832
Total assets	3,434	4,877
Total current liabilities	708	1,510
Total liabilities	708	1,510
Total net revenue	10,635	11,224
Net income	370	526

The Group shared income of $164, $290 and $243 from the equity method investments for the years ended December 31, 2009, 2010 and 2011, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(In U.S. dollars in thousands, except share data)

5.	LONG-TERM INVESTMENTS - continued

(b)	Cost method investment

In June 2010, the Group invested in Zhangshangtong Air Service (Beijing) Co., Ltd. ("Zhangshangtong") for its 20% equity interest, with a cash contribution of $367. The investment was accounted for using the cost method of accounting as the Group has no ability to exercise significant influence over the operation of Zhangshangtong.

6.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consists of the following:

	As of December 31,
	2010	2011

Billed receivable	$32,576	$52,555
Unbilled receivable	29,879	40,268
	$62,455	$92,823

Unbilled receivable represents amounts earned under the advertising contracts in progress but not billable at the respective balance sheet dates. These amounts become billable according to the contract term. The Group anticipates that substantially all of such unbilled amounts will be billed and collected within twelve months of the balance sheet dates.

Movement of allowance for doubtful accounts is as follows:

	Balance at				Balance at
	beginning	Charge to		Exchange	end of the
	of the year	expenses	Write off	adjustment	year

2009	$1,521	13,573	(252)	1	$14,843
2010	$14,843	2,223	-	580	$17,646
2011	$17,646	2,044	(17,279)	877	$3,288

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(In U.S. dollars in thousands, except share data)

7.	OTHER CURRENT ASSETS

Other current assets consist of the follows:

	As of December 31,
	2010	2011

Short-term deposits	$1,203	$1,858
Other assets from non-monetary transactions	319	3,142
Interest receivable	82	248
Advances to employees	340	347
Prepaid agency fees	300	395
VAT refund receivable	119	-
Other prepaid expenses	350	637

	$2,713	$6,627

Short-term deposits primarily consist of prepaid deposit for leasing office space and bidding for concession rights. Other assets from non-monetary transactions primarily consist of exchanged golf membership cards and rights to recieve condominium units in Hainan province related to exchanging for advertising services. The Group intends to sell these assets within the next 12 months.

8.	LONG-TERM DEPOSITS

Long term deposits consist of the follows:

	As of December 31,
	2010	2011

Concession fee deposits	$13,338	$14,505
Office rental deposits	536	537
	$13,874	$15,042

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(In U.S. dollars in thousands, except share data)

9.	ACQUIRED INTANGIBLE ASSETS, NET

Acquired intangible assets, net, consist of the following:

	As of December 31,
	2010				2011
	Gross			Net	Gross			Net
	carrying	Accumulated		carrying	carrying	Accumulated		carrying
	amount	amortization	Impairment(1)	amount	amount	amortization	Impairment(1)	amount

TV program license	$5,845	$(1,235)	$-	$4,610	$6,129	$(1,601)	$-	$4,528
Audio-vision programming and broadcasting qualification	210	(17)	-	193	221	(30)	-	191
Intangible assets arising from business combinations:
- Customer relationships	1,425	(749)	-	676	1,494	(1,249)	-	245
- Contract backlog	1,867	(1,632)	-	235	1,957	(1,835)	-	122
- Concession agreements	17,093	(4,384)	(1,007)	11,702	16,869	(7,533)	(676)	8,660
- Non-compete agreements	178	(98)	-	[80]	187	(145)	-	[42]

	$26,618	$(8,115)	$(1,007)	$17,496	$26,857	$(12,393)	$(676)	$13,788

(1)

The Group incurred impairment loss of nil, $1,000 and $656 on intangible assets with definite life for the years ended December 31, 2009, 2010 and 2011, respectively. Due to the actual sales and profits for Dongding were below forecast in the year ended December 31, 2011, the future undiscounted cash flow that the finite-lived intangible assets were expected to generate was less than the carrying amount as of December 31, 2011 and $656 impairment loss was recognized for the year ended December 31, 2011.

The amortization expenses for the years ended December 31, 2009, 2010 and 2011 were $2,613, $3,749 and $3,791, respectively. The Group expects to record amortization expenses of $3,174, $2,485, $1,994, $1,503, $1,503 and $3,129 for 2012, 2013, 2014, 2015, 2016, 2017 and thereafter, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(In U.S. dollars in thousands, except share data)

10.	GOODWILL

The movement of the goodwill for the years ended December 31, 2010 and 2011 is as follows:

Balance as of January 1, 2010	$9,087
Goodwill recognized in connection with acquisitions of: Flying Dragon and Excel Lead upon contingent consideration payment	2,868
AM Outdoor and Easy Shop (Note 4(b))	7,190
Dongding (Note 4(c))	932
Exchange differences	659
Balance as of December 31, 2010	20,736
Impairment of goodwill in relation to Dongding	(1,003)
Exchange differences	1,001
Balance as of December 31, 2011	$20,734

The Group has four reporting units: the advertising media in air travel areas, the advertising media in gas station, the outdoor advertising media and the fire station advertising media. Applying discounted cash flows for its 2011 annual impairment test, the estimated fair value of the fire station reporting unit was below the carrying amount of its net assets. Accordingly, the Group impaired all goodwill related to the fire station reporting unit and incurred an impairment loss of $1,003 for the year ended December 31, 2011.

The Group incurred an impairment loss on goodwill of nil, nil and $1,003 for the years ended December 31, 2009, 2010 and 2011, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(In U.S. dollars in thousands, except share data)

11.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consist of the following:

	As of December 31,
	2010	2011

Digital display network equipment	$84,865	$81,403
Gas station display network equipment	8,666	14,422
Furniture and fixture	781	816
Computer and office equipment	2,185	2,455
Vehicle	1,075	1,038
Software	9,923	10,250
Property	2,332	2,446
Leasehold improvement	1,374	1,272
	111,201	114,102
Less: accumulated depreciation and amortization	(39,481)	(57,673)

	$71,720	$56,429

Depreciation and amortization expenses recorded for the years ended December 31, 2009, 2010 and 2011 were $13,900, $19,730 and $21,347, respectively.

12.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the follows:

	As of December 31,
	2010	2011

Accrued payroll and welfare	$3,064	$4,093
Deposit payable	1,640	3,513
Other tax payable	1,753	1,262
Contingent consideration in connection with a business acquisition	2,966	-
Deferred income from ADS depositary	1,325	787
Accrued staff disbursement	547	755
Accrued professional fees	490	310
Other liabilities	468	556

	$12,253	$11,276

Other liabilities primarily consist of social insurance and miscellaneous operating expenses incurred but not yet paid.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(In U.S. dollars in thousands, except share data)

13.	INCOME TAXES

AirMedia is a tax-exempted company incorporated in the Cayman Islands.

Broad Cosmos and Excel Lead are tax-exempted company incorporated in the British Virgin Islands.

AM China and Glorious Star did not have any assessable profits arising in or derived from Hong Kong for the years ended December 31, 2009, 2010 and 2011, and accordingly no provision for Hong Kong Profits Tax was made in these years.

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

AM Technology qualified for the High and New -Tech Enterprise ("HNTE") status that would allow for a reduced 15% tax rate under EIT Law since year 2006. AM Technology also qualified as a HNTE located in a high-tech zone in Beijing and, therefore, was further entitled to a three- year exemption from EIT from year 2006 to 2008 and a preferential rate of 7.5% from year 2009 to 2011. AM Technology is expected to be subject to an EIT rate of 15% from 2012 as long as it maintains its status as a HNTE.

Shenzhen AM is subject to EIT on the taxable income at the gradual rate, which is 18% in 2008, 20% in 2009, 22% in 2010, 24% in 2011, and 25% in 2012, according to transitional rules of the New EIT Law. Since Shenzhen AM is also qualified as a "manufacturing foreign-invested enterprise" incorporated prior to the effectiveness of the New EIT Law, it is further entitled to a two-year exemption from EIT for years 2008 and 2009 and preferential rates of 11%, 12% and 12.5% for the year 2010, 2011 and 2012, respectively.

Hainan Jinhui is subject to EIT on the taxable income at the gradual rate, which is 18% in 2008, 20% in 2009, 22% in 2010, 24% in 2011, and 25% in 2012, according to transitional rules of the New EIT Law.

Xi'an AM qualified as a "Software Enterprise" in August 2008 by Technology Information Bureau of Shaanxi province, and therefore is entitled to a two-year exemption from the EIT commencing from its first profitable year and a 50% deduction of 25% EIT rate for the succeeding three years, with approved by the relevant tax authorities. As Xi'an AM first made profit in 2009, it was exempted from EIT in 2009 and 2010, and enjoys the preferential income tax rate of 12.5% from 2011 to 2013.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(In U.S. dollars in thousands, except share data)

13.	INCOME TAXES - continued

Income tax benefits/(expenses) are as follows:

	For the years ended December 31,
	2009	2010	2011

Income tax benefits/(expenses):
Current	$(921)	$(2,792)	$(1,585)
Deferred	6,953	3,527	1,319
Total	$6,032	$735	$(266)

The principal components of the Group's deferred income tax assets and liabilities are as follows:

	As of December 31,
	2010	2011

Deferred tax assets:
Current
Allowance for doubtful accounts	$4,458	$5,119
Accrued payroll	592	942
Deferred tax assets - current	5,050	6,061
Non-current
Depreciation of property and equipment	404	683
Amortization of intangible assets and concession fees	1,540	1,524
Taxable loss arising from a disposal of an equity method investment	205	215
Net operating loss carry forwards	9,584	12,255
Deferred tax assets - non-current	11,733	14,677
Valuation allowance	(5,701)	(8,914)
Deferred tax assets - non-current	6,032	5,763

Deferred tax liabilities:
Non-current
Acquired intangible assets	4,761	3,800
Total deferred tax liabilities	$4,761	$3,800

The valuation allowance provided as of December 31, 2011 relates to the deferred tax assets generated by Shenzhen AM, Shengshi Lixin, AM Jinshi, Youtong, TJ AM, TJ Jinshi and Dongding, and was recognized based on the Group's estimates of the future taxable income of these entities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(In U.S. dollars in thousands, except share data)

13.	INCOME TAXES - continued

The Group's subsidiaries in the PRC had total net operating loss carry forwards of $49,015 as of December 31, 2011. The net operating loss carry forwards for the PRC subsidiaries will expire on various dates through 2016.

Reconciliation between the provision for income taxes computed by applying the PRC EIT rate of 25% to income before income taxes and the actual provision of income taxes is as follows:

	For the years ended December 31,
	2009	2010	2011

Net loss before provision for income taxes	$(43,224)	$(8,608)	$(12,657)
PRC statutory tax rate	25%	25%	25%
Income tax at statutory tax rate	(10,806)	(2,152)	(3,164)
Expenses not deductible for tax purposes:
Entertainment expenses exceeded the tax limit	172	207	180
Non-taxable income	(290)	(256)	-
Changes in valuation allowance	4,695	1,006	3,213
Effect of income tax holidays in subsidiaries, VIEs and VIEs' subsidiaries in the PRC	(1,392)	(1,501)	(819)
Effect of income tax rate difference in other jurisdictions	1,589	1,961	856

Income tax (benefits)/expenses	$(6,032)	$(735)	$266

Effective tax rates	14.0%	8.5%	(2.1% )

If the Group's subsidiaries, VIEs and VIEs' subsidiaries in the PRC were not in a tax holiday period in the years ended December 31, 2009, 2010 and 2011, the impact to net loss per share amounts would be as follows:

	For the years ended December 31,
	2009	2010	2011

Increase in income tax expenses	$1,392	$1,501	$819
Decrease in net loss per ordinary share-basic	0.01	0.01	0.01
Decrease in net loss per ordinary share-diluted	0.01	0.01	0.01

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(In U.S. dollars in thousands, except share data)

13.	INCOME TAXES - continued

The Group did not identify significant unrecognized tax benefits for the years ended December 31, 2009, 2010 and 2011. The Group did not incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2009, 2010 and 2011 and also believed that the adoption of pronouncement issued by FASB regarding accounting for uncertainties in income taxes did not have a significant impact on the unrecognized tax benefits within 12 months from December 31, 2011.

Since the commencement of operations in August 2005, the relevant tax authorities of the Group's subsidiaries in the PRC have not conducted a tax examination except AM Technology and Shenzhen AM. As such, the Group's subsidiaries, VIEs and VIEs' subsidiaries are subject to tax audits at the tax authority's discretion.

Uncertainties exist with respect to how the current income tax law in the PRC applies to the Group's overall operations, and more specifically, with regard to tax residency status. New EIT Law includes a provision specifying that legal entities organized outside of China will be considered residents for Chinese income tax purposes if the place of effective management or control is within China. The Implementation Rules to the New EIT Law provide that non-resident legal entities will be considered China residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc, occurs within China. Additional guidance is expected to be released by the Chinese government in the near future that may clarify how to apply this standard to tax payers. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that its legal entities organized outside of China should be treated as residents for New EIT Law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed resident enterprises, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income tax at a rate of 25%.

Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial report over tax basis, including those differences attributable to a more than 50% interest in a subsidiary. However, the Company's subsidiaries located in the PRC had been in loss position and had accumulated deficit as of December 31, 2010 and 2011, and the tax basis for the investment was greater than the carrying value of this investment. A deferred tax asset should be recognized for this temporary difference only if it is apparent that the temporary difference will reverse in the foreseeable future. Absent of evidence of a reversal in the foreseeable future, no deferred tax asset for such temporary difference was recorded.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(In U.S. dollars in thousands, except share data)

14.	NET LOSS PER SHARE

The calculation of the net loss per share is as follows:

	For the years ended December 31,
	2009	2010	2011
Net loss attributable to AirMedia Group Inc.'s ordinary shareholders (numerator)	$(37,239)	$(4,917)	$(9,596)
Shares (denominator):
Weighted average ordinary shares outstanding used in computing net loss per ordinary share - basic	131,320,730	131,252,115	129,537,955
Weighted average ordinary shares outstanding used in computing net loss per ordinary share - diluted (i)	131,320,730	131,252,115	129,537,955
Net loss per ordinary share-basic	$(0.28)	$(0.04)	$(0.07)
Net loss per ordinary share-diluted	(0.28)	(0.04)	(0.07)

(i)

The Group had securities outstanding which could potentially dilute basic net loss per share, but which were excluded from the computation of diluted net loss per share for the years ended December 31, 2009, 2010 and 2011, as their effects would have been anti- dilutive. For year 2009, 2010 and 2011, such outstanding securities consisted of stock options of a weighted average number of 9,578,559, 14,408,559 and 15,269,198, respectively.

15.	SHARE BASED PAYMENTS

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(In U.S. dollars in thousands, except share data)

15.	SHARE BASED PAYMENTS - continued

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

On November 29, 2007, the Board of Directors granted options to the Group's non-employee directors, employees and consultants to purchase an aggregate of 2,330,000 ordinary shares of the Company, at an exercise price of $8.50 per share. The contract life is 5 years. One twelfth of these options vests each quarter until November 29, 2010.

On December 10, 2008, the Board of Directors approved the adjustment of the exercise prices of the stock options which were granted on November 29, 2007 from $8.50 per share to $2.98 per share. The fair value of the options on December 10, 2008, the modification date, was $1.38 per option calculated using the Black-Scholes model based on the closing market price of the ordinary shares of the Company on the date. The incremental compensation cost of the re-priced options was $1,727, of which $626 was recognized as share based compensation expense for the year ended December 31, 2008.

On December 29, 2008, the Board of Directors amended 2007 Option Plan to allow the Group to grant options to its employees and directors to purchase up to 17,000,000 ordinary shares.

On July 10, 2009, the Board of Directors granted options to the Group's non-employee directors, employees and consultants to purchase an aggregate of 5,434,500 ordinary shares of the Company, at an exercise price of $2.69 per share. The contractual term of the option is of 5 years. One twelfth of these options will vest each quarter until July 10, 2012.

On June 30, 2010, the Board of Directors approved the adjustment of the exercise prices of all stock options which were granted on July 2, 2007, July 20, 2007, November 29, 2007 and July 10, 2009 from $2.00, $2.00, $2.98 and $2.69 per share, respectively, to $1.57 per share. The fair value of the options on June 30, 2010, the modification date, was $0.47, $0.47, $0.51, $0.70 per option, respectively, calculated using the Black-Scholes model based on the closing market price of the ordinary shares of the Company on the date. The incremental compensation cost of the re- priced options was $2,666, of which $2,018 was recognized as share based compensation for the year ended December 31, 2010.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(In U.S. dollars in thousands, except share data)

15.	SHARE BASED PAYMENTS - continued

2011 Share incentive plan

On March 18, 2011, the Board of Directors adopted 2011 Share Incentive Plan (the "2011 Option Plan"), which allows the Group to grant options to its employees and directors to purchase up to 2,000,000 ordinary shares of the Company subject to vesting requirement.

On March 22, 2011, the Board of Directors granted options to Group's employees to purchase an aggregate of 2,180,000 ordinary shares of the Company under 2007 Option Plan and 2011 Option Plan, at an exercise price of $2.3 per share. The contractual term of the option is of 5 or 10 years. One twelfth of these options will vest each quarter until March 22, 2014. Subsequently on June 7, 2011, the Board of Directors approved to adjust the exercise price of these stock options to $1.57 per share. The fair value of these options at the modification date was $0.75 per option, calculated using the Black-Scholes model based on the closing market price of the ordinary shares of the Company on the date. The incremental compensation cost of the re-priced options was $314, of which $82 was recognized as share based compensation expense for the year ended December 31, 2011.

On August 23, 2011, the Board of Directors approved the adjustment of the exercise price of certain stock options that were granted on July 2, 2007, July 20, 2007, November 29, 2007, July 10, 2009 and March 22, 2011, which were subsequently modified, from $1.57 per share to $1.15 per share. The fair value of the options on the modification date was $0.21, $0.22, $0.26, $0.39 and $0.53 per share, respectively, calculated using the Black-Scholes model based on the closing market price of the ordinary shares of the Company on the date. The incremental compensation cost of the re-priced options was $1,259, of which $1,046 was recognized as share based compensation expense for the year ended December 31, 2011.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(In U.S. dollars in thousands, except share data)

15.	SHARE BASED PAYMENTS - continued

The following summary of stock option activity under the 2007 Option Plan as of December 31, 2010 and 2011, reflective of all modifications that occurred during those respective years, is presented below:

	2010		2011
		Weighted average		Weighted average
	Number of	exercise price	Number of	exercise price
	options	per option	options	per option

Outstanding at beginning of the year	14,555,340	$2.40	13,740,480	$1.57
Granted	-	-	2,180,000	2.30
Exercised	(730,774)	1.59	(138,416)	1.54
Forfeited	(84,086)	1.96	(343,342)	1.56

Outstanding at end of the year	13,740,480	1.57	15,438,722	1.26
Shares vested and exercisable at end of year	10,570,355	1.57	12,492,154	1.27

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(In U.S. dollars in thousands, except share data)

15.	SHARE BASED PAYMENTS - continued

The following table summarizes information with respect to stock options outstanding as of December 31, 2011:

		Options outstanding				Options vested and exercisable
		Weighted	Weighted	Aggregate		Weighted	Weighted	Aggregate
		average	average	intrinsic		average	average	intrinsic
		remaining	exercise	value as of	Number	remaining	exercise	value as of
	Number	contractual	price per	December 31,	vested and	contractual	price per	December 31,
	outstanding	life	option	2011	exercisable	life	option	2011
		(years)				(years)

Options	15,438,722	4.44	$1.26	$8,568	12,492,154	4.13	$1.27	$6,808

The weighted average grant date fair value of options granted during the years ended December 31, 2009, 2010 and 2011 was $1.44, nil, and $1.40, respectively. The total intrinsic value of options exercised during the years ended December 31, 2009, 2010 and 2011 was $1,065, $1,416 and $54, respectively. The total fair value of options vested during the years ended December 31, 2009, 2010 and 2011 was $5,766, $6,344 and $3,664, respectively.

The fair value of each option granted was estimated on the date of grant/modification using the Black-Scholes option pricing model with the following assumptions used for grants during the applicable period.

	For the years ended December 31,
	2009	2010	2011

Risk-free interest rate of return	2.40%	2.03%-2.58%	0.00%-0.79%
Expected term	3.31 years	1.0-2.4 years	0.4-3.1 years
Volatility	77.09%	73.48%-113.84%	70.64%-70.74%
Dividend yield	-	-	-

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(In U.S. dollars in thousands, except share data)

15.	SHARE BASED PAYMENTS - continued

(1)	Volatility

The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of the Company's ordinary shares and listed shares of comparable companies over a period comparable to the expected term of the options. From March 2011, the volatility was estimated based on the historical volatility of the Company's share price as the Company has accumulated sufficient history of stock price for a period comparable to the expected term of the options.

(2)	Risk-free rate

Risk-free rate is based on yield of US treasury bill as of valuation date with maturity date close to the expected term of the options.

(3)	Expected term

The expected term is estimated by averaging the original contractual term and the vesting term.

(4)	Dividend yield

The dividend yield was estimated by the Group based on its expected dividend policy over the expected term of the options. The Group has no plan to pay any dividend in the foreseeable future. Therefore, the Group considers the dividend yield to be zero.

(5)	Exercise price

The exercise price of the options was determined by the Group's Board of Directors.

(6)	Fair value of underlying ordinary shares

The closing market price of the ordinary shares of the Company as of the grant/modification date was used as the fair value of the ordinary shares on that date.

The Group recorded share-based compensation of $5,766, $7,971 and $4,614 for the years ended December 31, 2009, 2010 and 2011, respectively.

There was $3,928 of total unrecognized compensation expense related to unvested share options granted as of December 31, 2011. The expense is expected to be recognized over a weighted-average period of 1.47 years on a straight-line basis.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(In U.S. dollars in thousands, except share data)

16.	SHARE REPURCHASE PLAN

On March 21, 2011, the Board of Directors authorized the Group to repurchase up to $20 million of its own outstanding ADSs within two years from March 21, 2011. As of December 31, 2011, the Group had repurchased an aggregate of 3,397,915 ADSs on the open market for a total consideration of $11.1 million. As of December 31, 2011, 2,190,685 ADSs had been cancelled and 1,207,230 ADSs were recorded as treasury stock.

17.	MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labour regulations require the Group to accrue for these benefits based on certain percentages of the employees' income. The total contribution for such employee benefits were $2,029, $2,779 and $2,955 for the years ended December 31, 2009, 2010 and 2011, respectively.

18.	STATUTORY RESERVES

As stipulated by the relevant law and regulations in the PRC, the Group's subsidiaries in the PRC are required to maintain non-distributable statutory surplus reserve. Appropriations to the statutory surplus reserve are required to be made at not less than 10% of profit after taxes as reported in the subsidiaries' statutory financial statements prepared under the PRC GAAP. Once appropriated, these amounts are not available for future distribution to owners or shareholders. Once the general reserve is accumulated to 50% of the subsidiaries' registered capital, the subsidiaries can choose not to provide more reserves. The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production and increase in registered capital of the subsidiaries. Amounts contributed to the statutory reserve were $759 and $378 for the years ended December 31, 2010 and 2011, respectively.

19.	RESTRICTED NET ASSETS

The Group's restricted net assets include the paid-in-capital and statutory reserves of the Group's PRC subsidiaries, its VIEs and VIEs' subsidiaries. Relevant PRC statutory laws and regulations restrict the payments of dividends by the Group's PRC subsidiaries and VIEs from their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, general reserve (see Note 18) requires annual appropriations of 10% of after-tax profit and development fund (see Note 18) requires annual appropriations of 25% of after-tax profit should be set aside prior to the payment of dividends.

As a result of these PRC laws and regulations, the Group's PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets to the Group. As of December 31, 2011, the amounts of restricted net assets was approximately $211,284.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(In U.S. dollars in thousands, except share data)

20.	COMMITMENTS

(a)	Rental leases

The Group has entered into operating lease agreements principally for its office spaces in the PRC. These leases expire through 2015 and are renewable upon negotiation. Rental expenses under operating leases for the years ended December 31, 2009, 2010 and 2011 were $1,915, $2,626 and $2,528, respectively.

Future minimum rental lease payments under non-cancellable operating leases agreements were as follows:

Year

2012	$2,565
2013	967
2014	124
2015	52
$3,708

(b)	Concession fees

The Group has entered into concession right agreements with vendors, such as airports, airlines and a petroleum company. The contract terms of such concession rights are usually three to five years. The concession rights expire through 2015 and are renewable upon negotiation. Concession fees charged into statements of operations for the years ended December 31, 2009, 2010 and 2011 were $110,075, $134,293 and $160,199, respectively.

Future minimum concession fee payments under non-cancellable concession right agreements were as follows:

Year

2012	$165,703
2013	68,309
2014	48,587
2015	44,339
2016	9,119
2017 and thereafter	47,536
$383,593

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(In U.S. dollars in thousands, except share data)

20.	COMMITMENTS - continued

(c)	Capital commitments

The Group has entered into purchase agreements with vendors for media equipment in airports and gas stations. The minimum purchase payments under non-cancellable purchase agreements were $5,704, nil, $16, nil, nil, and $52 for the years ending December 31, 2012, 2013, 2014, 2015, 2016, 2017 and thereafter, respectively.

21.	CONTINGENT LIABILITIES

(a)	Outdoor advertisement registration certificate

On May 22, 2006, the State Administration for Industry and Commerce, or the SAIC, a governmental authority in the PRC, amended the Provisions on the Registration Administration of Outdoor Advertisements, or the new outdoor advertisement provisions. Pursuant to the amended outdoor advertisement provisions, advertisements placed inside or outside of the "departure halls" of airports are treated as outdoor advertisements and must be registered in accordance with the local SAIC by "advertising distributors". To ensure that the Group's airport operations comply with the applicable PRC laws and regulations, the Group is in the process of making inquiries with the local SAICs in the cities in which the Group has operations or intends to operate with respect to the application for an advertising registration certificate. However, the local SAICs with whom the Group consulted have expressed different views on whether the advertisements shown on the Group's digital TV screens should be regarded as outdoor advertisements and how to register those advertisements. As of the date of this financial statements, only Shanghai and Beijing SAIC has accepted the Group's application and issued the outdoor advertising registration certifications. Some local SAICs need more time to consider the implementation of the new outdoor advertising provisions and some SAICs do not require the Group to register. The Group intends to register with the relevant SAICs if the Group is required to do so, but the Group cannot assure that the Group will obtain the registration certificate in compliance with the new outdoor advertisement provisions due to the uncertainty in the implementation and enforcement of the regulations promulgated by the SAIC. If the requisite registration is not obtained, the relevant local SAICs may require the Group to forfeit advertising income earned, impose administrative fines of up to $5. They may also require the Group to discontinue advertisements at airports where the requisite advertising registration is not obtained, which may result in a breach of one or more of the Group's agreements with the Group's advertising clients and materially and adversely affect the Group's business and results of operations. As of December 31, 2011, the Group did not record a provision for this matter as management believes the possibility of adverse outcome of the matter is remote and any liability it may incur would not have a material adverse effect on its consolidated financial statements. However, it is not possible for the Group to predict the ultimate outcome and the possible range of the potential impact of failure to obtain such disclosed registrations and approvals primarily due to the lack of relevant data and information in the market in this industry in the past.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(In U.S. dollars in thousands, except share data)

21.	CONTINGENT LIABILITIES - continued

(b)	Approval for non-advertising content

A majority of the digital frames and digital TV screens in the Group's network include programs that consist of both advertising content and non-advertising content. On December 6, 2007, the State Administration of Radio, Film or Television, or the SARFT, a governmental authority in the PRC, issued the Circular regarding Strengthening the Management of Public Audio-Video in Automobiles, Buildings and Other Public Areas, or the SARFT Circular. According to the SARFT Circular, displaying audio-video programs such as television news, films and television shows, sports, technology and entertainment through public audio-video systems located in automobiles, buildings, airports, bus or train stations, shops, banks and hospitals and other outdoor public systems must be approved by the SARFT. The Group intends to obtain the requisite approval of the SARFT for the Group's non-advertising content, but the Group cannot assure that the Group will obtain such approval in compliance with this new SARFT Circular, or at all. In November 2010, the Group entered into a strategic partnership with CCTV Mobile Media to operate the CCTV Air Channel to broadcast TV programs to air travellers in China. Under the arrangement, CCTV Mobile Media will be responsible for program planning, production, and broadcasting. The Group will operate exclusively the advertising business of CCTV Air TV Channel. According to the terms of the cooperation arrangement with CCTV Mobile Media, during the cooperation period from November 29, 2010 to November 28, 2025, CCTV Mobile Media shall obtain and, from time to time, be responsible for obtaining any approval, license and consent regarding the regulation of broadcasting and television from relevant authorities. There is no assurance that CCTV Mobile Media will be able to obtain or maintain the requisite approval or we will be able to renew the contract with CCTV Mobile Media when it expires. If the requisite approval is not obtained, the Group will be required to eliminate non-advertising content from the programs included in the Group's digital frames and digital TV screens and advertisers may find the Group's network less attractive and be unwilling to purchase advertising time slots on the Group's network. As of December 31, 2011, the Group did not record a provision for this matter as management believes the possibility of adverse outcome of the matter is remote and any liability it may incur would not have a material adverse effect on its consolidated financial statements. However, it is not possible for the Group to predict the ultimate outcome and the possible range of the potential impact of failure to obtain such disclosed registrations and approvals primarily due to the lack of relevant data and information in the market in this industry in the past.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(In U.S. dollars in thousands, except share data)

21.	CONTINGENT LIABILITIES - continued

(c)	Legal proceeding

In September 2011, Zhejiang Xinghui Display and Design Co., Ltd. ("Xinghui"), an equipment supplier, filed an application to the Beijing Arbitration Commission ("BAC") against AM Jinshi and TJ Jinshi, which are two of the Group's PRC operating entities, claiming for total unpaid amount of $4,254 for equipment provided. In September 2011 and January 2012, AM Jinshi and TJ Jinshi filed counterclaims for a total amount of $2,902 for the dissatisfied and malfunctioned equipment delivered by Xinghui. As the relevant arbitration actions are currently pending review by the BAC, the Group cannot estimate the range of loss (if any) as of December 31, 2011. Any arbitral award (if any) will be recorded based on the judgement by the BAC. Legal fees are accrued as incurred and are included in general and administrative expenses. As of December 31, 2011, the total legal fees incurred, as it relates to this legal proceeding, was $90.

22.	RELATED PARTY TRANSACTIONS

(a)	Details of outstanding balances with the Group's related parties as of December 31, 2010 and 2011 were as follows:

Amount due from related parties-trading:

Name of related parties	Relationship	As of December 31,
		2010	2011

BEMC	Equity method investment of the Group	$306	$148
		$306	$148

The amount due from BEMC represents the uncollected advertising revenues earned from BEMC as of December 31, 2010 and 2011, respectively.

Amount due to related parties-trading:

Name of related parties	Relationship	As of December 31,
		2010	2011

BEMC	Equity method investment of the Group	$422	$443
		$422	$443

The amount due to BEMC represents the deposits received for publishing advertisement as of December 31, 2010 and 2011.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(In U.S. dollars in thousands, except share data)

22.	RELATED PARTY TRANSACTIONS - continued

(b)	Details of related party transactions occurred for the years ended December 31, 2009, 2010 and 2011 were as follows:

Advertising revenues earned from:

		For the years ended December 31
Name of related parties	Relationship	2009	2010	2011

BEMC	Equity method investment of the Group	$2,035	$3,627	$179
AM Outdoor	Cost method investment of the Group in 2009	412	-	-
Zhangshangtong	Cost method investment of the Group	-	92	27

		$2,447	$3,719	$206

Agency cost paid to:

		For the years ended December 31
Name of related parties	Relationship	2009	2010	2011

BEMC	Equity method investment of the Group	$-	$747	$-

23.	SUBSEQEUENT EVENTS

The Group has evaluated events subsequent to the balance sheet date of December 31, 2011 through April 30, 2012, the date of the consolidated financial statements were available to be issued:

The Group and Beijing N-S Digital TV Co, Ltd. (“N-S Digital TV” ) established two joint ventures, Beijing Shibo Movie Technology Co. Ltd. ("Shibo Movie") and Beijing Xinghe Union Media Co. Ltd. ("Xinghe Union") on February 15, 2012 and March 13, 2012, respectively. The registered capital of Shibo Movie and Xinghe Union was $1,588 each. The Group and N-S Digital TV each contributed $794, representing 50% of the equity interest in each Shibo Movie and Xinghe Union. Shibo Movie is engaged in movie technology development and consulting services, and Xinghe Union is engaged in movie and TV series investment and publishing, advertisement design and production. These joint ventures were established pursuant to a framework agreement entered into with Beijing Super TV Co., Ltd. ("Super TV") in June 2011 and the supplemental agreement entered into with Super TV and N-S Digital TV in January 2012.

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I
FINANCIAL INFORMATION OF PARENT COMPANY
BALANCE SHEETS
(In U.S. dollars in thousands, except share related data)

	As of December 31,
	2010	2011
Assets
Current assets
Cash and cash equivalents	$16,601	$2,391
Investment in subsidiaries	79,301	86,887
Amount due from subsidiaries	184,183	183,701
Other current assets	197	181

TOTAL ASSETS	280,282	273,160

Liabilities
Current liabilities
Accounts payable	4	40
Amount due to subsidiaries	131	156
Accrued expenses and other liabilities	4,479	816

Total liabilities	4,614	1,012

Equity
Ordinary Shares ($0.001 par value; 900,000,000 shares authorized in 2010 and 2011; 131,905,011 shares and 127,662,057 shares issued as of December 31, 2010 and 2011, respectively; 131,905,011 shares and 125,247,597 shares outstanding as of December 31, 2010 and 2011, respectively)	132	128
Additional paid in capital	277,676	275,150
Treasury stock (nil and 2,414,460 shares as of December 31, 2010 and 2011, respectively)	-	(3,775)
Accumulated deficits	(20,493)	(30,089)
Accumulated other comprehensive income	18,353	30,734

Total equity	275,668	272,148

TOTAL LIABILITIES AND EQUITY	$280,282	$273,160

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I
FINANCIAL INFORMATION OF PARENT COMPANY
STATEMENTS OF OPERATIONS
(In U.S. dollars in thousands)

	For the years ended December 31,
	2009	2010	2011
Operating expenses
Selling and marketing	$(1,540)	$(2,424)	$(1,421)
General and administrative	(4,693)	(5,987)	(3,471)
Total operating expenses	(6,233)	(8,411)	(4,892)
Investment (loss)/income in subsidiaries	(32,041)	3,354	(4,795)
Interest income	1,035	140	91

Net loss attributable to holders of ordinary shares	$(37,239)	$(4,917)	$(9,596)

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I
FINANCIAL INFORMATION OF PARENT COMPANY
STATEMENTS OF CHANGES IN EQUITY AND COMPREHENSIVE INCOME (LOSS)
(In U.S. dollars in thousands, except share related data)

					Retained	Accumulated
					earnings/	other
	Ordinary shares		Additional	Treasury	(Accumulated	comprehensive	Total	Comprehensive
	Shares	Amount	paid in capital	stock	deficits)	income	equity	income (loss)

Balance as of January 1, 2009	134,425,925	$134	$268,881	$-	$21,663	$10,052	$300,730

Ordinary shares issued for share based compensation	46,566	1	1,279	-	-	-	1,280
Share repurchase	(3,293,004)	(3)	(7,384)	-	-	-	(7,387)
Share-based compensation	-	-	5,766	-	-	-	5,766
Foreign currency translation adjustment	-	-	-	-	-	(108)	(108)	$(108)
Net loss	-	-	-	-	(37,239)	-	(37,239)	(37,239)

Balance as of December 31, 2009	131,179,487	132	268,542	-	(15,576)	9,944	263,042	(37,347)

Ordinary shares issued for share based compensation	725,524	-	1,163	-	-	-	1,163
Share-based compensation	-	-	7,971	-	-	-	7,971
Foreign currency translation adjustment	-	-	-	-	-	8,409	8,409	8,409
Net loss	-	-	-	-	(4,917)	-	(4,917)	(4,917)

Balance as of December 31, 2010	131,905,011	132	277,676	-	(20,493)	18,353	275,668	3,492

Ordinary shares issued for share based compensation	138,416	-	229	-	-	-	229
Share repurchase	(4,381,370)	(4)	(7,369)	-	-	-	(7,373)
Treasury stock	(2,414,460)	-	-	(3,775)	-	-	(3,775)
Share-based compensation	-	-	4,614	-	-	-	4,614
Foreign currency translation adjustment	-	-	-	-	-	12,381	12,381	12,381
Net loss	-	-	-	-	(9,596)	-	(9,596)	(9,596)

Balance as of December 31, 2011	125,247,597	$128	$275,150	$(3,775)	$(30,089)	$30,734	$272,148	$2,785

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I
FINANCIAL INFORMATION OF PARENT COMPANY
STATEMENTS OF CASH FLOWS
(In U.S. dollars in thousands)

	For the years ended December 31,
	2009	2010	2011
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(37,239)	$(4,917)	$(9,596)
Investment loss/(income) in subsidiaries	32,041	(3,354)	4,795
Share-based compensation	5,766	7,971	4,614
CHANGES IN WORKING CAPITAL ACCOUNTS
Other current assets	31	27	16
Accounts payable	-	4	36
Other current liabilities	381	767	(697)
Amount due to subsidiaries	22	53	25
Amount due from subsidiaries	(19,871)	(541)	482
Net cash (used in) provided by operating activities.	(18,869)	10	(325)
CASH FLOWS FROM INVESTING ACTIVITIES
Payments for acquisition of subsidiaries	(6,000)	(12,178)	-
Advance payment / payment for contingent consideration in connection with a business combination	-	(2,415)	(2,966)
Net cash used in investing activities	(6,000)	(14,593)	(2,966)
CASH FLOWS FROM FINANCING ACTIVITIES
Share repurchase	(7,387)	-	(7,373)
Treasury stock	-	-	(3,775)
Proceeds from exercises of stock options	1,279	1,163	229
Net cash provided by (used in) financing activities	(6,108)	1,163	(10,919)
Net decrease in cash	(30,977)	(13,420)	(14,210)
Cash, at beginning of year	60,998	30,021	16,601

Cash, at end of year	$30,021	$16,601	$2,391

NOTES TO ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I
FINANCIAL INFORMATION OF PARENT COMPANY
(In U.S. dollars in thousands)

Notes:

1.	BASIS FOR PREPARATION

The condensed financial information of the parent company, AirMedia Group Inc., only has been prepared using the same accounting policies as set out in the Group's consolidated financial statements except that the parent company has used equity method to account for its investment in its subsidiaries, AM Technology, Shenzhen AM, Xi'an AM and Glorious Star, and its VIEs, Shengshi Lianhe, AM Advertising, AirMedia UC and AM Yuehang, and VIEs' subsidiaries, AirTV United, AM Film, Flying Dragon, AM Wenzhou, Weimei Lianhe, Shengshi Lixin, Hainan Jinhui, Youtong, AM Jinshi, TJ Jinshi, TJ AM, Dongding, AM Outdoor, Weimei Shengjing and AM Jinsheng.

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

Exhibit No.	Description
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

4.47*	Framework Cooperation Agreement (English summary), by and between AirMedia Group Co., Ltd. and Beijing Super TV Co., Ltd
4.48*	Supplementary Agreement to Framework Cooperation Agreement (English summary), by and among AirMedia Group Co., Ltd., Beijing Super TV Co., Ltd and Beijing N-S Digital TV Co., Ltd.
4.49*	2011 Share Incentive Plan
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)
8.1*	List of the Company’s subsidiaries
12.1*	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
12.2*	Certifications of Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
13.1*	Certifications of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certifications of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Deloitte Touche Tohmatsu CPA Ltd.
15.2*	Consent of Commerce & Finance Law Offices
15.3*	Consent of Maples and Calder

*Filed herewith.