Form 20-F/A
period 2011-12-31
AIRMEDIA GROUP INC.
filed 2012-05-14
CIK 1413745

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F/A
Amendment No. 1

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

Ping Sun
AirMedia Group Inc.
17/F, Sky Plaza
No. 46 Dongzhimenwai Street
Dongcheng District, Beijing 10027
The People’s Republic of China
Phone: +86 10 8438 6868
Email: sunping@airmedia.net.cn
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

Ordinary shares, par value $0.001 per share*	The NASDAQ Stock Market LLC
American Depositary Shares, each representing two ordinary shares	(The NASDAQ Global Select Market)

*Not for trading, but only in connection with the listing on the NASDAQ Global Market of American Depositary Shares, each representing two ordinary shares.

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

Yes [X]                        No [   ]

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

Yes [    ]                            No [X]

EXPLANATORY NOTE

     AirMedia Group Inc. (the “Company”) is filing this Amendment No. 1 to its annual report on Form 20-F for the fiscal year ended December 31, 2011 (the “Form 20-F”), which was originally filed with the Securities and Exchange Commission on April 30, 2012, for the sole purpose of adding Exhibit 101 to Item 19 “Exhibits” and the Exhibit Index to the Form 20-F and furnishing the Interactive Data File as Exhibit 101 thereto.

     No other changes have been made to the Form 20-F. This Amendment No. 1 does not reflect events that have occurred after the filing date of April 30, 2012 of the Form 20-F, or modify or update the disclosures presented therein, except to reflect the amendment described above.

PART III

ITEM 19.     EXHIBITS

Exhibit	Description
No.
101.INS †	XBRL Instance Document.
101.SCH †	XBRL Taxonomy Extension Schema Document.
101.CAL †	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF †	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB †	XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE †	XBRL Taxonomy Extension Presentation Linkbase Document.

† This Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of section 18 of the Securities Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

SIGNATURE

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 on its behalf.

Date: May 14, 2012	AIRMEDIA GROUP INC.

/s/ Herman Man Guo
Herman Man Guo
Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description
No.
101.INS †	XBRL Instance Document.
101.SCH †	XBRL Taxonomy Extension Schema Document.
101.CAL †	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF †	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB †	XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE †	XBRL Taxonomy Extension Presentation Linkbase Document.

† This Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of section 18 of the Securities Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.