Form 20-F
period 2012-12-31
AIRMEDIA GROUP INC.
filed 2013-04-29
CIK 1413745

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

(Mark One)

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ____________________

For the transition period from __________ to __________.

Commission file number: 001-33765

AIRMEDIA GROUP INC.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

17/F, Sky Plaza
No. 46 Dongzhimenwai Street
Dongcheng District, Beijing 100027
The People’s Republic of China
(Address of principal executive offices)

Henry Hin-hung Ho
Chief Financial Officer
AirMedia Group Inc.
17/F, Sky Plaza
No. 46 Dongzhimenwai Street
Dongcheng District, Beijing 10027
The People’s Republic of China
Phone:+86 10 8460 8181
Email: henry.ho@airmedia.net.cn
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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 127,662,057 shares issued, with 122,112,485 shares outstanding and 5,549,572 shares in treasury stock, par value $0.001 per share, as of December 31, 2012.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [_]           No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes [_]           No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [_]           No [X]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes [_]           No [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer [_]	Accelerated Filer [X]	Non-Accelerated Filer [_]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [X]
International Financial Reporting Standards as issued by the International Accounting Standards Board [_]
Other [_]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

[_] Item 17           [_] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [_]           No [X]

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes [_] No [_]

AIRMEDIA GROUP INC.

Annual Report on Form 20-F

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

  “RMB” or “Renminbi” refers to the legal currency of China;

  “U.S. dollars”, “$ ”, “US$ ”or “dollars” refers to the legal currency of the United States;

  "VIEs" means our variable interest entities; and

  “we”, “us”, “our”, the “Company” or “AirMedia” refers to the combined business of AirMedia Group Inc., its consolidated subsidiaries, its VIEs and VIEs’ subsidiaries.

Although AirMedia does not directly or indirectly own any equity interests in its consolidated VIEs or their subsidiaries, AirMedia is the primary beneficiary of and effectively controls these entities through a series of contractual arrangements with these entities and their record owners. We have consolidated the financial results of these VIEs and their subsidiaries in our consolidated financial statements in accordance with the Generally Accepted Accounting Principles of the U.S., or U.S. GAAP. See “Item 4. Information on the Company—C. Organizational Structure,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” and “Item 3. Key Information—D. Risk Factors” for further information on our contractual arrangements with these parties.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

Selected Consolidated Financial Data

The following table represents our selected consolidated financial information. The selected consolidated statements of operations data for the years ended December 31, 2010, 2011 and 2012 and the consolidated balance sheet data as of December 31, 2011 and 2012 have been derived from our audited consolidated financial statements, which are included in this annual report. The selected consolidated statements of operations data for the years ended December 31, 2008 and 2009 have been derived from our audited financial statements for the relevant periods, which are not included in this annual report. The selected consolidated balance sheet data as of December 31, 2008, 2009 and 2010 have been derived from our audited financial statements for the relevant periods, which are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

In the following table, the “billboards on gate bridges in airports” category and part of the original “other displays” category traditionally used in our revenue presentation in our annual report on Form 20-F for the year ended December 31, 2008 were combined and reclassified as one category, “traditional media in airports,” which includes revenues from all traditional forms of media in airports, such as billboards, light boxes and gate bridges in airport advertising. The remaining part of the original “other displays” category, mainly consisting of revenues from advertising displays on digital TV screens on airport shuttle buses and logos for various display equipment in airports, is now reclassified as the “other revenues in air travel” category. The “gas station media network” category consists of advertising platforms such as billboards and light boxes located in some gas stations of China Petroleum & Chemical Corporation Limited, or Sinopec. Revenues now also include a new “other media” category, which represents primarily revenues from AirMedia City (Beijing) Outdoor Advertising Co., Ltd., or AM Outdoor, a PRC company that was acquired by our VIE, AirMedia Group Co., Ltd., or AM Advertising, in January 2010. AM Outdoor operates unipole signs and other outdoor media.

These selected consolidated financial data below should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and related notes included elsewhere in this annual report and “Item 5. Operating and Financial Review and Prospects” below. Our historical results do not necessarily indicate results expected for any future periods.

	Years Ended December 31,
	2008	2009	2010	2011	2012
	(In thousands of U.S. Dollars, except share, per share and per ADS data)
Consolidated Statements of Operations Data:
Revenues:
Air Travel Media Network
Digital frames in airports	$45,011	$66,255	$113,196	$126,539	$137,342
Digital TV screens in airports	47,591	37,260	28,905	21,937	13,731
Digital TV screens on airplanes	19,227	17,082	27,564	26,734	26,612
Traditional media in airports	6,490	27,192	48,418	73,535	83,478
Other revenues in air travel	7,221	4,639	4,063	6,416	7,346
Gas Station Media Network	—	102	3,664	12,873	14,217
Other Media	—	—	10,650	9,787	10,239
Total revenues	125,540	152,530	236,460	277,821	292,965
Business tax and other sales tax	(6,107)	(3,102)	(5,955)	(7,197)	(6,223)

	Years Ended December 31,
	2008	2009	2010	2011	2012
	(In thousands of U.S. Dollars, except share, per share and per ADS data)
Net revenues	119,433	149,428	230,505	270,624	286,742
Cost of revenues	(70,995)	(147,541)	(197,908)	(244,470)	(250,606)
Gross profit	48,438	1,887	32,597	26,154	36,136
Operating expenses:
Selling and marketing (including share-based compensation of $1,158, $1,540, $2,424, $1,422 and $859 in 2008, 2009, 2010, 2011 and 2012, respectively)	(10,171)	(13,439)	(18,112)	(18,238)	(17,995)
General and administrative (including share-based compensation of $3,805, $4,226, $5,547, $3,192 and $2,643 in 2008, 2009, 2010, 2011 and 2012, respectively)	(14,374)	(34,936)	(24,646)	(22,004)	(21,842)
Impairment of goodwill	—	—	—	(1,003)	(20,611)
Impairment of intangible assets	—	—	(1,000)	(656)	(9,583)
Total operating expenses	(24,545)	(48,375)	(43,758)	(41,901)	(70,031)
Income/(loss) from operations	23,893	(46,488)	(11,161)	(15,747)	(33,895)
Interest income	5,379	2,025	694	1,242	1,355
Gain on remeasurement of fair value of cost and equity method investments (net)	—	—	919	—	—
Other income, net	1,135	1,239	940	1,848	2,770
Income/(loss) before income taxes	30,407	(43,224)	(8,608)	(12,657)	(29,770)
Income tax benefits (expenses)	498	6,032	735	(266)	(2,493)
Income/(loss) before share of (loss)/income on equity method investments	30,905	(37,192)	(7,873)	(12,923)	(32,263)
Share of (loss)/income on equity method investments	(325)	164	290	243	22
Net income/(loss)	30,580	(37,028)	(7,583)	(12,680)	(32,241)
Less: Net income/(loss) attributable to noncontrolling interests	382	211	(2,666)	(3,084)	487
Net income/(loss) attributable to AirMedia Group Inc.’s shareholders	$30,198	$(37,239)	$(4,917)	$(9,596)	(32,728)
Net income/(loss) attributable to AirMedia Group Inc.’s shareholders per ordinary share—basic	$0.23	$(0.28)	$(0.04)	$(0.07)	$(0.26)
Net income/(loss) attributable to AirMedia Group Inc.’s shareholders per ordinary share—diluted	$0.22	$(0.28)	$(0.04)	$(0.07)	$(0.26)
Net income/(loss) attributable to AirMedia Group Inc.’s shareholders per ADS—basic(1)	$0.45	$(0.57)	$(0.07)	$(0.15)	$(0.53)
Net income/(loss) attributable to AirMedia Group Inc.’s shareholders per ADS—diluted(1)	$0.44	$(0.57)	$(0.07)	$(0.15)	$(0.53)
Weighted average shares used in calculating net income/(loss) per ordinary share—basic	133,603,419	131,320,730	131,252,115	129,537,955	124,269,245
Weighted average shares used in calculating net income/(loss) per ordinary share—diluted	137,782,135	131,320,730	131,252,115	129,537,955	124,269,245

(1) Each ADS represents two ordinary shares.

The following table presents a summary of our consolidated balance sheet data as of December 31, 2008, 2009, 2010, 2011 and 2012:

	As of December 31,
	(In thousands of U.S. Dollars)
	2008	2009	2010	2011	2012
Balance Sheet Data:
Cash	$161,534	$123,754	$106,505	$112,734	$73,634
Total assets	329,891	316,651	347,186	361,468	343,867
Total liabilities	28,208	50,372	70,470	91,410	104,432
Total AirMedia Group Inc.’s shareholders’ equity	300,730	263,042	275,668	272,148	241,876
Noncontrolling interests	953	3,237	1,048	(2,090)	(2,441)
Total equity	$301,683	$266,279	$276,716	$270,058	$239,435

Exchange Rate Information

Our reporting and financial statements are expressed in the U.S. dollar, which is the reporting and functional currency of our Cayman Islands parent company. However, substantially all of the revenues and expenses of our consolidated operating subsidiaries and VIEs are denominated in RMB. The conversion of RMB into U.S. dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.2301 to US$1.00, the noon buying rate in effect as of December 31, 2012. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case maybe, at any particular rate, the rates stated below, or at all. The Chinese government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange. On April 19, 2013, the noon buying rate was RMB6.1772 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

	Noon Buying Rate (1)
	Period-End	Average (2)	Low	High
Period	(RMB per US$1.00)
2008	6.8225	6.9459	7.2946	6.3879
2009	6.8259	6.8307	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
October	6.2372	6.2627	6.2877	6.2372
November	6.2265	6.2338	6.2454	6.2221
December	6.2301	6.2328	6.3879	6.2251
2013
January	6.2186	6.2215	6.2303	6.2134
February	6.2213	6.2323	6.2438	6.2213
March	6.2108	6.2154	6.2246	6.2105
April (through April 19, 2013)	6.1772	6.1927	6.1720	6.2078
_______________
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

In 2012, the top three industries that advertise on our network were automobile, finance, and electronic and home appliances, based on revenues derived from advertisers in these industries. Any significant or prolonged slowdown or decline of the economy of the PRC, countries like Japan or the overall global economy will affect consumers’ disposable income and consumer spending in these industries, and lead to a decrease in demand for our services.

In 2012, the tension between China and Japan—arising from territorial disputes over a group of islands in the East China Sea—caused a round of anti-Japanese demonstration in China. The demonstrations led to a dramatic decrease in the sales of Japanese products in China in September 2012, especially Japan's automobiles, which consequently led to a drop in demand for relevant advertising in China and negatively impacted our revenues generated from the Japanese automobile advertising. Although the decline in the revenues of Japanese automobile advertising in 2012 was offset by the increase in the revenues from other sectors, we cannot assure you that there will not be more anti-Japanese activities in China in the future, which could materially and adversely affect our business, results of operations and overall performance.

In 2012, China grew at a lower rate than in previous years. This had a negative impact on the overall media industry in China, and made it more difficult for middle and small sized companies to maintain their profit levels in the future. Globally, the financial crisis in Europe and the United States had a negative impact on our stock prices in 2011 and 2012.

We derive a significant portion of our revenues from the provision of air travel advertising services. A contraction in the air travel advertising industry in China may materially and adversely affect our business and results of operations.

Substantially all of our historical revenues have been and a significant portion of our expected future revenues will be generated from the provision of air travel advertising services, in particular through the display of advertisements on digital frames located in airports and digital TV screens located in airports and on airplanes. Most of our traditional advertising media platforms, such as billboards and painted advertisements on gate bridges and light boxes, and other displays, such as logo displays, are located in or near airports. A contraction in air travel advertising industry in China could have a material adverse effect on our business and results of operations.

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

We may also be unable to retain or renew concession rights contracts when they expire. Most of our concession rights contracts to operate advertising media in airports and on airplanes typically have terms ranging from one to five years, with no automatic renewal provisions. As of December 31, 2012, we had in total approximately 36 concession rights contracts to be renewed in the next twelve months, with aggregated concession fees of approximately $80.9 million. We cannot assure you that we will be able to renew any or all of these contracts when they expire, and the terms of any renewal may not be commercially advantageous to us. The concession fees that we incur under our concession rights contracts comprise a significant portion of our cost of revenues, but airports and airlines tend to increase concession fees overtime, so as some of our concession rights contracts terminate, we may experience a significant increase in our costs of revenues when we renew these contracts. If we cannot pass increased concession costs onto our advertisers through rate increases, our earnings and our results of operations could be materially and adversely affected. In addition, many of our concession rights contracts to operate in airports and on airplanes contain provisions granting us certain exclusive concession rights. We cannot assure you that we will be able to retain these exclusivity provisions when we renew these contracts. If we were to lose exclusivity, our advertisers may decide to advertise with our competitors or otherwise reduce their spending on our network and we may lose market share.

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

A significant portion of our revenues has been derived from the six largest airports and three largest airlines in China. If any of these airports or airlines experiences a material business disruption or if there are changes in our arrangements with these airports or airlines, we may incur substantial losses of revenues.

We derived a significant portion of our total revenues in 2012 from the six largest airports in China: Beijing Capital International Airport, Guangzhou Baiyun International Airport, Shanghai Pudong International Airport, Shanghai Hongqiao Airport, Chengdu Shuangliu International Airport, and Shenzhen Baoan International Airport. A material business disruption, major construction or renovation or natural disaster affecting any of the airports in our network could negatively affect our advertising media in such airport or materially limit where we can place our advertising media.

In addition, we derived a significant portion of our advertising revenues in 2012 from the three largest domestic airlines in China: Air China, China Southern Airlines, and China Eastern Airlines. If we are not able to renew concession rights contract with these or other airlines, or if any of the airlines in our network loses market share and we are not able to add other airlines or increase the revenues generated from existing airlines in our network, our advertisers may decide to spend less on our advertising network. In 2013, in order to control our concession cost, we changed our business cooperation model with Air China so that instead of holding the exclusive concession rights for Air China, we now find potential advertisers before purchasing placing right from Air China for specific advertising time slots. Under this new arrangement, we do not pay extra concession fees to Air China for unsold time slots. However, if we are not able to attract as many advertisers for Air China under this new arrangement as we used to in the past, our advertising revenues may be negatively impacted.

We expect these abovementioned airports and airlines to continue to contribute a significant portion of our revenues in the foreseeable future. If there were a material business disruption in any of these airports or airlines, we would likely lose a substantial amount of revenues.

We depend on third-party program producers to provide the non-advertising content that we include in our programs. Failure to obtain high-quality content on commercially reasonable terms could materially reduce the attractiveness of our network, harm our reputation and materially and adversely affect our business and results of operations.

The programs on the majority of our digital TV screens include both advertising and non-advertising content. Third-party content providers such as Shanghai Media Group, Travel Channel, Jiangsu TV and various other television stations and television production companies have contracts with us to provide the majority of the non-advertising content played over our network, particularly on TV screens on aircrafts. For example, in November 2010, we entered into a strategic partnership with China Central Television International Mobile Media Ltd., or CCTV Mobile Media, a subsidiary of China Central Television, to operate a TV channel of CCTV Mobile Media, or CCTV Air Channel, to broadcast TV programs in our digital TV screens located in airports. The partnership agreement has a term of 15 years until November 28, 2025. There is no assurance that we will be able to renew these contracts or obtain non-advertising content on satisfactory terms, or at all. In addition, some of the third-party content providers that currently do not charge us for their content may do so in the future. To make our programs more attractive, we must continue to secure contracts with these and other third-party content providers. If we fail to obtain a sufficient amount of high-quality content on a cost-effective basis, advertisers may find advertising on our network unattractive and may not wish to purchase advertising time slots or locations on our network, which would materially and adversely affect our business and results of operations.

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

When our current advertising network of digital frames, digital TV screens, light boxes, billboards on gate bridges becomes saturated in the major airports, airlines and other locations where we operate, we may be unable to offer additional time slots or locations to satisfy all of our advertisers’ needs, which could hamper our ability to generate higher levels of revenues and profitability over time.

When our network of digital frames, digital TV screens, light boxes, billboards on gate bridges becomes saturated in any particular airport, airline and other locations where we operate, we may be unable to offer additional advertising time slots or locations to satisfy all of our advertisers’ needs. We would need to increase our advertising rates for advertising in such airports, airlines or other locations to increase our revenues. However, advertisers may be unwilling to accept rate increases, which could hamper our ability to generate higher levels of revenues over time. In particular, the utilization rates of our advertising time slots and locations in the six largest airports and on the three largest airlines in China are higher than those in other network airports or on other airlines, and saturation or oversaturation of digital frames and digital TV screens in these airports or airlines could have a material adverse effect on our growth prospects.

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

Our growth strategy also includes expansion into other media outside of airports. For example, in April 2009, we entered into an exclusive concession rights contract with Sinopec which allows us to operate media platforms in Sinopec gas stations throughout China. Our VIE, AM Advertising, now holds 100% of AM Outdoor which operates out-of-home advertising media in urban locations in Beijing.

As we are still in the developing stage in the gas station media advertising and outdoor media advertising market, it may take us an extended period of time to ramp up revenues from these businesses. However, under all of our existing concession rights agreements regarding our gas station and outdoor media displays, we are required to pay periodic, fixed concession fees for the media platforms regardless of revenues.

We may also incur significant costs in maintaining and upgrading our gas station and outdoor traditional media platforms such as billboards, which are more vulnerable to weather and other accidental damages than indoor displays.

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

Although we are using best efforts to comply with all relevant laws and regulations and to obtain all necessary certificates, registrations and approvals for the advertising media platforms we operate, including actively consulting with every relevant local government authority in every city in which we operate to ascertain the legal requirements for our business operations in the area and continually monitoring local government announcements for any relevant updates in such requirements, due to the complexity of local laws and regulations across China governing outdoor media advertising platforms, there can be no assurance that we will be able to obtain or have all of the necessary approvals which we do not currently hold in a timely manner, or at all. Any delay or failure in obtaining the necessary approvals may materially and adversely affect our expansion into the business of outdoor media advertising.

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

We began to implement changes in the sales management team for our gas station advertising business in mid-year 2011. We also began to implement changes in the operational model and structure of our gas station advertising business in the second half of 2011 with the intention of accelerating growth and profitability. We may experience significant obstacles and challenges as we move forward with our strategy. Our gas station advertising business achieved significant revenues growth in the second half of 2011 and 2012, but we can make no assurance that such growth is indicative of future results.

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

Applicable PRC regulations promulgated by the State Administration for Industry and Commerce, or the SAIC, specify that advertisements placed inside or outside of the “departure halls” of airports are considered outdoor advertisements and must be registered with local SAIC offices by “advertising distributors.” According to the Outdoor Advertising Registration Administrative Regulations, or the Outdoor Regulations, which were issued by the SAIC and became effective on July 1, 2006, if we fail to comply with such requirements, we may be ordered by the local SAIC office to (1) forfeit the relevant advertising income, (2) pay an administrative fines of up to RMB30,000 (approximately $5,000) and (3) register the advertisements within a set period. If we fail to register these advertisements within the required timeframe, the relevant local SAIC office may require us to discontinue the relevant advertisements where the required advertising registration has not been obtained. We understand that these Outdoor Regulations apply to our operations, and intend to register with the relevant local SAIC offices if requested by the local SAIC offices or any specific airport authorities; so far we have registered and received outdoor advertising licenses for our advertisements in Beijing Capital Airport, Shanghai Pudong Airport and Shanghai Hongqiao Airport, and our registrations have been approved by the SAIC offices in four other cities and provinces where we have operations for our advertisements in the airports of those regions. However, we cannot assure you that we will obtain all applicable registration certificates in compliance with the outdoor advertisement provisions due to the uncertainty in the implementation and enforcement of the regulations promulgated by the SAIC. If we are found to be in violation of the Outdoor Regulations, we may be subject to any or all of the penalties set forth above, including forfeiture of relevant income and the payment of administrative fines.”

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

A limited number of advertisers historically accounted for a significant portion of our revenues. Our top five advertisers collectively accounted for approximately 20.6%, 20.3% and 32.7% of our total revenues in the years ended December 31, 2010, 2011 and 2012, respectively. Our largest advertisers have changed from year to year primarily because of our limited operating history and rapid growth, broadened advertiser base and increased sales. However, given our limited operating history and the rapid growth of our competition, we cannot assure you that we will not be dependent on a small number of advertisers in the future.

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

We must be able to quickly and cost-effectively expand into additional advertising media and platforms beyond digital frames and digital TV screens if advertisers find these additional media and platforms to be more attractive and cost-effective. In addition, as the advertising industry is highly competitive and fragmented with many advertising agencies exiting and emerging from time to time, we must closely monitor the trends in the advertising agency community. We must maintain strong relationships with leading advertising agencies to ensure that we are reaching the leading advertisers and are responsive to the needs of both the advertising agencies and the advertisers.

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

We have experienced significant growth in revenues in recent years. Our net revenues increased from 2007 to 2012, and the number of our network airports and the number of digital frames in these airports had increased from 2007 to 2012. We may be unable to maintain or achieve growth in revenues or the number of airports or digital frames in our network in the future. In addition, the number of our digital TV screens in airports increased from 2007 to 2008 and from 2011 to 2012, but experienced a decline from 2009 to 2011. There may be declines in the number of our digital TV screens in airports in the future.

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

Our management has concluded that our internal control over financial reporting and disclosure controls and procedures were effective as of December 31, 2012. Our independent registered public accounting firm has issued an audit report stating that we maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012. However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting. This could negatively affect the reliability of our financial information and reduce investors' confidence in our reported financial information, which in turn could result in lawsuits being filed against us by our shareholders, otherwise harm our reputation or negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements of the Sarbanes-Oxley Act.

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

Substantially all of our operations are conducted through contractual arrangements with our consolidated VIEs in China: AirMedia Group Co., Ltd, or AM Advertising, Beijing Shengshi Lianhe Advertising Co., Ltd., or Shengshi Lianhe, Beijing AirMedia UC Advertising Co., Ltd., or AirMedia UC, and Beijing Yuehang Digital Media Advertising Co., Ltd., or AM Yuehang. Although the Foreign-invested Advertising Enterprise Management Regulations, or the Foreign-invested Advertising Regulations, which became effective on October 1, 2008, currently permit 100% foreign ownership of companies that provide advertising services, subject to approval by relevant PRC government authorities, these regulations also require any foreign entities that establish a wholly owned advertising company must have at least three years of direct operations in the advertising industry outside of China. In addition, the Foreign Investment Industrial Guidance Catalogue, which became effective on December 24, 2011, stated that non-advertising television program production and operation companies fall into the category of a prohibited foreign investment industry. We believe that these regulations apply to our business and are therefore carrying out the portions of our business that involve the production of non-advertising content through our VIEs. Our wholly owned Hong Kong subsidiary AM China, the 100% shareholder of AM Technology and Xi’an AM, has been operating an advertising business in Hong Kong since 2008, and thus it is allowed to directly invest in advertising business in China. We are in the process of establishing a wholly-owned subsidiary of AM China to provide advertising services in China directly, as AM China has operated outside of China for more than three years and is now qualified to directly invest in advertising business in China. However, the establishment of this subsidiary is subject to review and approval by SAIC or its authorized local branch, and we can make no assurance as to the specific time when this wholly-owned subsidiary will be established. Once this subsidiary commences operation, we intend to gradually shift our advertising business to this subsidiary, and thus to gradually reduce our reliance on the current VIE structure. Our advertising business is currently primarily provided through our contractual arrangements with our four consolidated VIEs in China. These entities directly operate our advertising network, enter into concession rights contracts and sell advertising time slots and locations to our advertisers. We have contractual arrangements with these VIEs pursuant to which we, through AM Technology, provide technical support and consulting services to these entities. We also have agreements with our VIEs and each of their shareholders that provide us with the substantial ability to control these entities. For a description of these contractual arrangements, see Item 4, “Information on the Company—Organizational Structure” and Item 7, “Major Shareholders and Related Party Transactions—Related Party Transactions—Contractual Arrangements.”

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

While the Company does not believe that any penalties imposed or actions taken by the PRC government would result in the liquidation of the Company, AM Technology, or the VIEs, the imposition of any of these penalties may result in a material and adverse effect on the Company’s ability to conduct the Company’s business. In addition, if the imposition of any of these penalties causes the Company to lose the power to direct the activities of the VIEs (and VIEs' subsidiaries) that most significantly impact the VIEs (and VIEs' subsidiaries) economic performance or the right to receive substantially all of the benefits from the VIEs (and VIEs' subsidiaries), the Company would no longer be able to consolidate the VIEs (and VIEs' subsidiaries).

Because some of the shareholders of our VIEs in China are our directors and officers, their fiduciary duties to us may conflict with their respective roles in the VIEs, and their interest may not be aligned with the interests of our unaffiliated public security holders. If any of the shareholders of our VIEs fails to act in the best interests of our company or our shareholders, our business and results of operations may be materially and adversely affected.

Certain of our directors and officers are shareholders in the VIEs, AM Advertising, Shengshi Lianhe, AirMedia UC, and AM Yuehang. Mr. Herman Man Guo, our chairman and chief executive officer, in addition to holding 23.3% in our company, also directly and indirectly holds approximately 80.10% of AM Advertising, 79.86% of Shengshi Lianhe and 80.14% of AirMedia UC. Mr. Qing Xu, our director and executive president, in addition to holding 3.5% of our company, also directly and indirectly holds approximately 11.79% of AM Advertising, 11.94% of Shengshi Lianhe and 11.87% of AirMedia UC. Mr. James Zhonghua Feng, our director and president, holds 80% of AM Yuehang. In addition, Mr. Guo and Mr. Xu are each a director of AirMedia UC, Shengshi Lianhe and AM Advertising, and Mr. Guo is the legal representative of each of Shengshi Lianhe and AirMedia UC. For these directors and officers, their fiduciary duties toward our company under Cayman law—to act honestly, in good faith and with a view to our best interests—may conflict with their roles in the VIEs, as what is in the best interest of the VIEs may not be in the best interests of our company or the unaffiliated public shareholders of our company.

Currently, we do not have agreements in place that solely target to resolve conflicts of interest arising between our company and the VIEs and their operations. In addition, we have not appointed a separate fiduciary—one without potential conflicts of interest—to serve as the fiduciary of the public unaffiliated security holders of our company. Although our independent directors or disinterested officers may take measures to prevent the parties with dual roles from making decisions that may favor themselves as shareholders of the VIEs, we cannot assure you that these measures would be effective in all instances. If the parties with dual roles do find ways to make and carry out decisions on our behalf that are detrimental to our interest, our business and results of operations may be materially and adversely affected.

Certain provisions in the contractual agreements between AM Technology and our VIEs do impose limits on the rights of the shareholders of the VIEs. For example, each of the shareholders of the VIEs has signed an irrevocable power of attorney authorizing the person designated by AM Technology to exercise its rights as shareholder, including the voting rights, the right to enter into legal documents and the right to transfer its equity interest in the VIEs. However, we cannot assure you that when conflicts of interest arise that each of our VIEs and its respective shareholders will act completely in our interests or that conflicts of interests will be resolved in our favor, or that the above contractual provisions would be sufficient protection for us in the event that shareholders of the VIEs fail to perform under their contracts with AM Technology. In any such event, we would have to rely on legal remedies under PRC law, which may not be effective. See “—We rely on contractual arrangements with our consolidated variable interest entities and their shareholders for a substantial portion of our China operations, which may not be as effective as direct ownership in providing operational control” and Item 7, “Major Shareholders and Related Party Transactions—Related Party Transactions—Contractual Arrangements.”

We rely on contractual arrangements with our consolidated variable interest entities and their shareholders for a substantial portion of our China operations, which may not be as effective as direct ownership in providing operational control.

We rely on contractual arrangements with AM Advertising, Shengshi Lianhe, AirMedia UC and AM Yuehang to operate our advertising business. For a description of these arrangements, see Item 4, “Information on the Company— Organizational Structure” and Item 7, “Major Shareholders and Related Party Transactions—Related Party Transactions—Contractual Arrangements.” These contractual arrangements may not be as effective as direct ownership in providing control over our VIEs. Under these contractual arrangements, if our VIEs or their shareholders fail to perform their respective obligations, we may have to incur substantial costs and resources to enforce such arrangements and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief and claiming damages, and we may not be successful.

Many of these contractual arrangements are governed by PRC law and provide for disputes to be resolved through arbitration or litigation in the PRC. The legal environment in the PRC is not as developed as in other jurisdictions such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements, which may make it difficult to exert effective control over our VIEs, and our ability to conduct our business may be negatively affected.

We have not registered the pledges of equity interests by certain shareholders of our consolidated affiliated entities with the relevant authority, and we may not be able to enforce the equity pledges against any third parties who acquire the equity interests in good faith in the relevant consolidated affiliated entities before the pledges are registered.

The shareholders of our VIEs, each a consolidated affiliated entity of ours, have pledged all of their equity interests, including the right to receive declared dividends, in the relevant VIEs to AM Technology, our wholly-owned subsidiary. An equity pledge agreement becomes effective among the parties upon execution, but according to the PRC Property Rights Law, an equity pledge is not perfected as a security property right unless it is registered with the relevant local administration for industry and commerce. We have already submitted all the necessary documents to the relevant PRC authorities for the registration of these pledges, and because the registration is generally procedural and does not involve PRC government review or approval, we believe that the registration will be completed in due course; however, as the registration of the pledges have not yet been completed so far, the pledges, as property rights, have not yet become effective under the PRC Property Rights Law. Before the registration procedures are completed, we cannot assure you that the effectiveness of the pledges will be recognized by PRC courts if disputes arise with respect to certain pledged equity interests or that AM Tecnology's interests as pledgee will prevail over those of third parties. AM Technology may not be able to successfully enforce the pledges against any third parties who have acquired property right interests in good faith in the equity interests in the VIEs. As a result, if the VIEs breach their obligations under the various agreements described above, and there are third parties who have acquired equity interests in good faith, AM Technology would need to resort to legal proceedings to enforce its contractual rights under the equity pledge agreements, or the underlying agreements secured by the pledges. We do not have agreements that pledge the assets of the VIEs and their respective subsidiaries for the benefit of us or our wholly owned subsidiaries.

Contractual arrangements we have entered into among our subsidiaries and variable interest entities may be subject to scrutiny by the PRC tax authorities and a finding that we owe additional taxes could substantially increase our taxes owed and reduce our net income and the value of your investment.

Under PRC law, arrangements and transactions among related parties may be audited or challenged by the PRC tax authorities. If any transactions we have entered into among AM Technology and our VIEs are found not to be on an arm’s length basis, or to result in an unreasonable reduction in tax under PRC law, the PRC tax authorities have the authority to disallow our tax savings, adjust the profits and losses of our respective PRC entities and assess late payment interest and penalties. A finding by the PRC tax authorities that we are ineligible for the tax savings we achieved would substantially increase our taxes owed and reduce our net income and the value of your investment.

We may rely principally on dividends and other distributions on equity paid by our wholly-owned operating subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our operating subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we may rely principally on dividends and other distributions on equity paid by AM Technology, Shenzhen AM and Xi’an AM for our cash requirements, including the funds necessary to service any debt we may incur. If AM Technology, Shenzhen AM or Xi’an AM incurs debt on its own behalf in the future, the instruments governing the debt may restrict the ability of these entities to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements AM Technology currently has in place with our VIEs in a manner that would materially and adversely affect AM Technology’s ability to pay dividends and other distributions to us.

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

The registered capital of AM Technology, Shenzhen AM and Xi’an AM is $42.0 million, RMB700 million (approximately $96.4 million) and $50.0 million, respectively. AM Technology and Xi’an AM have made the applicable annual appropriations required under PRC law. Shenzhen AM is not currently required to fund any statutory surplus reserve because it still has accumulated losses. Any direct or indirect limitation on the ability of our PRC subsidiaries to distribute dividends and other distributions to us could materially and adversely limit our ability to make investments or acquisitions at the holding company level, pay dividends or otherwise fund and conduct our business.

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

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The conversion of Renminbi into foreign currencies, including U.S. dollar, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation was halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. As a consequence, the RMB fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again, though there have been periods recently when the U.S. dollar has appreciated against the Renminbi. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. There remains significant international pressure on the Chinese government to adopt a substantial liberalization of its currency policy, which could result in further appreciation in the value of the RMB against the U.S. dollar.

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

Foreign exchange transactions by our subsidiaries and VIEs in China under capital accounts continue to be subject to significant foreign exchange controls and require the approval of, or registration with, PRC governmental authorities. In particular, if we or other foreign lenders make foreign currency loans to our subsidiaries or VIEs in China, these loans must be registered with the SAFE, and if we finance them by means of additional capital contributions, these capital contributions must be approved by or registered with certain government authorities including the SAFE, the Ministry of Commerce or their local counterparts. These limitations could affect the ability of our subsidiaries in China to exchange the foreign currencies obtained through debt or equity financing, and could affect our business and financial condition.

On August 29, 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used within the purpose within the business scope approved by the applicable government authority and unless otherwise provided by law, such RMB capital may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company. The use of such RMB capital may not be altered without SAFE approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of SAFE Circular 142 could result in severe monetary or other penalties. On November 16, 2011, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Issues Relating to Further Clarification and Regulation of Certain Capital Account Items under Foreign Exchange Control (“Circular 45”) to further strengthen and clarify its existing regulations on foreign exchange control under SAFE Circular 142. Circular 45 expressly prohibits foreign invested entities, including wholly foreign owned enterprises such as AM Technology, from converting registered capital in foreign exchange into RMB for the purpose of equity investment, granting certain loans, repayment of inter-company loans, and repayment of bank loans which have been transferred to a third party. Further, Circular 45 generally prohibits a foreign invested entity from converting registered capital in foreign exchange into RMB for the payment of various types of cash deposits. If our VIEs require financial support from us or our wholly foreign-owned enterprises in the future and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund the VIEs’ operations will be subject to statutory limits and restrictions, including those described above.

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

We and our PRC employees who have been granted stock options are subject to the New Share Incentive Rule. We are in the process of completing the registration and procedures which the New Share Incentive Rule requires, but the application documents are subject to the review and approval of SAFE, and we can make no assurance as to when the registration and procedures could be completed. If we or our PRC employees fail to comply with the New Share Incentive Rule, we and/or our PRC employees may face sanctions imposed by the foreign exchange authority or any other PRC government authorities.

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

Certain measures promulgated by the People’s Bank of China on foreign exchange for individuals set forth the respective requirements for foreign exchange transactions by PRC individuals under either the current account or the capital account. Implementing rules for these measures were promulgated by the SAFE which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen’s participation in the employee stock ownership plans or stock option plans of an overseas publicly-listed company. The SAFE also promulgated rules under which PRC citizens who are granted stock options by an overseas publicly-listed company are required, through a PRC agent or PRC subsidiary of such overseas publicly-listed company, to register with the SAFE and complete certain other procedures. We and our PRC employees who have been granted stock options are subject to these rules, and we are in the process of completing the required registration and procedures, but the application documents are subject to the review and approval of SAFE, and we can make no assurance as to when the registration and procedures could be completed. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and legal sanctions. See “Item 4. Information on the Company—B. Business Overview—Regulation— SAFE Regulations on Offshore Investment by PRC Residents and Employee Stock Options.”

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

There are no existing PRC laws or regulations that specifically define or regulate air travel advertising. Changes in existing laws and regulations or the implementation of new laws and regulations governing the content of air travel advertising and our business licenses or otherwise affecting our business in China may result in substantial costs and diversion of resources and may materially and adversely affect our business prospects and results of operations.

Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

In connection with the PRC Enterprise Income Tax Law, or the EIT Law, the Ministry of Finance and the State Administration of Taxation jointly issued, on April 30, 2009, the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59. On December 10, 2009, the State Administration of Taxation issued the Notice on Strengthening the Management on Enterprise Income Tax for Non-resident Enterprises Equity Transfer, or Circular 698. Both Circular 59 and Circular 698 became effective retroactively on January 1, 2008.

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

The EIT Law, which became effective on January 1, 2008, imposes a uniform income tax rate of 25% on most domestic enterprises and foreign investment enterprises. Under this law, entities that qualify as “high and new technology enterprises strongly supported by the state,” or HNTE, are entitled to the preferential Enterprise Income Tax, or EIT, rate of 15%. A company’s status as a HNTE is valid for three years, after which the company must reapply for such qualification in order to continue to enjoy the preferential EIT rate. In addition, according to relevant guidelines, “new software enterprises” can enjoy an income tax exemption for two years beginning with their first profitable year and a 50% tax reduction to a rate of 12.5% for the subsequent three years.

AirMedia Technology (Beijing) Co., Ltd., one of our PRC subsidiaries, or AM Technology, was recognized as a HNTE under the new rules and therefore, it is entitled to enjoy a preferential EIT rate of 15%. It was also eligible for a 50% tax reduction from 2009 to 2010 under the applicable tax laws and regulations that were in effect before January 1, 2008, the date the EIT Law came into effect. As a result, AM Technology was subject to an EIT rate of 7.5% in 2009 and 2010. In September 2011, AM Technology received a new HNTE certificate. As a result, AM Technology was subject to an EIT rate of 15% in 2011 and 2012 and is expected to be subject to an EIT rate of 15% as long as it maintains its status as a HNTE.

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

Shenzhen AirMedia Information Technology Co., Ltd., one of our PRC subsidiaries, or Shenzhen AM, was subject to a 15% preferential EIT rate in 2007 as it is located in Shenzhen and then was subject to EIT on its taxable income from 2008 at the gradual rate as set out in Notice of the State Council Concerning Implementation of Transitional Rules for Enterprise Income Tax Incentives, or “Circular 39.” Since Shenzhen AM is also qualified as a “manufacturing foreign-invested enterprise” incorporated prior to the effectiveness of the EIT Law, it is further entitled to a two-year exemption from EIT for the years 2008 and 2009 and preferential rates of 11%, 12% and 12.5% for the years 2010, 2011 and 2012, respectively. Shenzhen AM will be subject to EIT at a rate of 25% from 2013 onwards.

Hainan Jinhui Guangming Media Advertising Co., Ltd., or Hainan Jinhui, one of our VIEs’ PRC subsidiaries, is subject to EIT on the taxable income at the gradual rate, which was 22% in 2010, 24% in 2011, 25% in 2012 and will be 25% in 2013 at the gradual rate as set out in Circular 39.

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

Recently, U.S. public companies that have substantially all of their operations in China, particularly companies which have completed so-called reverse merger transactions, have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. For example, in December 2012, the SEC initiated administrative proceedings against the China affiliates of the Big Four public accounting firms for allegedly refusing to produce audit work papers and other documents related to certain China-based companies under investigation by the SEC for potential accounting fraud against U.S. investors. Although we were not and are not subject to any ongoing SEC investigations, many U.S. listed Chinese companies are now subject to, or may become subject to, shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. As a result of this proceeding and the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on our Company, our business and our stock price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time consuming and distract our management from growing our company.

The audit report included in this annual report are prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the United States Securities and Exchange Commission, as auditors of companies that are traded publicly in the United States and a firm registered with the US Public Company Accounting Oversight Board (United States) (“the “PCAOB”), is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

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

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. During the year of 2012, the trading prices of our ADSs on the NASDAQ Global Select Market ranged from $4.01 to $1.33 per ADS and the closing sale price on April 24, 2013 was $1.74 per ADS. The price of our ADSs may fluctuate in response to a number of events and factors including, changes in the economic performance or market valuations of other advertising companies, conditions in the air travel advertising industry and the sales or perceived potential sales of additional ordinary shares or ADSs.

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

We are incorporated in the Cayman Islands, and conduct substantially all of our operations in China through our subsidiaries and VIEs. Most of our directors and officers reside outside the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult for you to effect service of process within the United States and bring an action against us or against these individuals in a U.S. court if you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and by the Companies Law (2012 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against us and our directors, actions by minority shareholders and the fiduciary responsibilities of our directors are to a large extent governed by the common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts.

As a result, our public shareholders may have more difficulty in protecting their interests through actions against us, our management, our directors or our major shareholders than shareholders of a corporation incorporated in a jurisdiction in the United States.

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

Certain principal shareholders hold a substantial percentage of the outstanding shares of our company. For example, as of March 31, 2013, our principal shareholder, Mr. Herman Man Guo, along with his wife, Ms. Dan Shao, beneficially owned approximately 31.8% of our outstanding ordinary shares. Mr. Guo and other principal shareholders of our company could exert substantial influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

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

We may be classified as a passive foreign investment company, which could result in significant adverse U.S. federal income tax consequences to U.S. Holders.

Although we do not believe that we were classified as a “passive foreign investment company,” or “PFIC,” for U.S. federal income tax purposes for our taxable year ended December 31, 2012, there is a significant risk that we will be a PFIC for our taxable year ending December 31, 2013. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) 75% or more of its gross income for such year consists of certain types of “passive” income or (2) 50% or more of the average quarterly value of its assets (as generally determined on the basis of fair market value) during such year produce or are held for the production of passive income.

In particular, we believe that there is a significant risk that we will be a PFIC for our taxable year ending December 31, 2013 unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce active income.

If we were to be classified as a PFIC in any taxable year, a U.S. Holder (as defined in Item 10, "Additional Information -- Taxation – United States Federal Income Taxation") may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an "excess distribution" under the U.S. federal income tax rules. Furthermore, a U.S. Holder will generally be treated as holding an equity interest in a PFIC in the first taxable year of the U.S. Holder’s holding period in which we become a PFIC and subsequent taxable years even if, we, in fact, cease to be a PFIC in subsequent taxable years. Each U.S. Holder is urged to consult its tax advisor concerning the U.S. federal income tax consequences of an investment in our ADSs or ordinary shares if we are treated as a PFIC for our current taxable year ending 2013 or any future taxable year, including the possibility of making a "mark-to-market" election. For more information, see "Item 10. Additional Information – E. Taxation – Material United States Federal Income Taxation".

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We were incorporated in Cayman Islands on April 12, 2007 and conducted our operations in China through our subsidiaries, consolidated VIEs and the VIEs’ subsidiaries. We commenced operations in August 2005 in China through Shengshi Lianhe, a consolidated variable interest entity of our principal subsidiary, AM Technology. Later, we established additional PRC consolidated VIEs to conduct our operations in China. Substantially all of our current operations are conducted through contractual arrangements with these VIEs.

On November 7, 2007, we listed our ADSs on the Nasdaq Global Market under the symbol “AMCN”. We and certain of our then shareholders completed the initial public offering of 17,250,000 ADSs, representing 34,500,000 of our ordinary shares, on November 13, 2007. Our ADSs were subsequently transferred to the NASDAQ Global Select Market.

In 2008, we acquired an airport gate bridge advertising business through two concurrent acquisitions: one of our VIEs, AM Advertising, purchased 80% equity interest in Flying Dragon Media Advertising Co., Ltd., or Flying Dragon, a PRC company which operates an airport gate bridge advertising businesses in mainland China, and we directly acquired all of the equity interest in Excel Lead International Limited, or Excel Lead, a BVI company that is an affiliate of Flying Dragon.

In 2009 and 2010, we added various additional media resources to our advertising network, including outdoors media in gas stations and urban locations. During 2009, we directly acquired 100% equity interests in Dominant City Ltd., a BVI company, and concurrently, AM Advertising acquired 100% equity interest in Beijing Youtong Hezhong Advertising Media Co. Ltd., a PRC company which operates media resources in a number of airports including Guangzhou and Hangzhou airports. In 2009, AM Advertising, which is majority-owned by our VIE, AirMedia UC, entered into an exclusive concession rights contract in which it undertook to develop and operate outdoor advertising platforms such as billboards at Sinopec gas stations. In January 2010, we acquired 100% of the equity interest in Easy Shop Ltd., a BVI company, and concurrently, AM Advertising acquired 90% of the equity interest in AM Outdoor on top of the 10% of AM Outdoor it already owned prior to the transaction. The total consideration for both transactions was $13.9 million. As a result of these transactions, AM Advertising now holds 100% equity interest in AM Outdoor and operates unipole signs and other outdoor media in China. In February 2010, AirMedia UC acquired 45% equity interest in Beijing Dongding Gongyi Advertising Co., Ltd., or Dongding, which has exclusive rights to build and operate billboards that display both public service content and commercial advertising throughout Beijing in locations such as shopping malls and parking lots. AirMedia UC held 30% equity interest in Dongding prior to the transaction, and now holds 75% equity interest in Dongding.

In April 2011, we formed Beijing GreatView Media Advertising Co., Ltd., (formerly known as Beijing Weimei Shengjing Advertising Co., Ltd.), or GreatView Media, a PRC company, as a wholly-owned subsidiary of AirMedia UC, with a registered capital of RMB 1.0 million. GreatView Media is currently the primary operating entity of our gas station media network. In the same month, we also formed Beijing AirMedia Jinsheng Advertising Co., Ltd., a PRC company, as a wholly-owned subsidiary of Beijing AirMedia Jinshi Advertising Co., Ltd., a PRC company and a majority-owned subsidiary of AirMedia UC, with a registered capital of RMB5.0 million. We also changed the name of Beijing Union of Friendship Advertising Media Co. Ltd. to Beijing Youtong Hezhong Advertising Media Co., Ltd., a subsidiary of AM Advertising, and the name of AM Advertising itself as described above. In November 2012, our board of directors approved a share capital increase for GreatView Media and a share purchase by the senior management of GreatView Media; GreatView Media is to increase its share capital by issuing new registered capital to AirMedia UC for RMB38.0 million in cash and to Beijing Zhongshi Aoyou Advertising Co., Ltd., or Zhongshi Aoyou, for RMB15.0 million in cash. After this proposed share capital increase, AirMedia UC and Zhongshi Aoyou will hold 78% and 22% equity interest in GreatView Media, respectively. Certain members of the management of GreatView Media intend to purchase certain equity interests of Zhongshi Aoyou at fair value, after which they will indirectly hold certain equity interests in GreatView Media. We are in the process of registering the share capital increase with the Beijing Administration of Industry and Commerce.

In February and March 2012, we and Beijing N-S Digital TV Co., Ltd established two joint ventures: Beijing Xinghe Union Media Co., Ltd, or Beijing Xinghe, and Beijing Shibo Movie Technology Co., Ltd., or Beijing Shibo, respectively. Our company and Beijing N-S Digital TV Co., Ltd. each contributed RMB5.0 million in cash for 50% of the equity interest in each of Beijing Xinghe and Beijing Shibo. Beijing Xinghe is expected to mainly engage in the production and publishing of movies and television series as well as the design and production of advertisements. Beijing Shibo is expected to mainly engage in technology development and consulting services. Through these newly established companies, we plan to develop the home theatre business together with Beijing N-S Digital TV Co., Ltd.

In April 2012, we entered into an agreement with Guangxi Civil Aviation Development Co., Ltd., a wholly owned subsidiary of Guangxi Airport Management Group Co., Ltd., and Beijing Asiaray Advertising Media Ltd. to form a joint venture that operates various media resources in four airports in China’s Guangxi province that are owned and operated by Guangxi Airport Management Group Co., Ltd. These four airports are Nanning Wuxu International Airport, Guilin Liangjiang International Airport, Liuzhou Bailian Airport and Beihai Fucheng Airport. The joint venture, Guangxi Dingyuan Advertising Co., Ltd., has a 30-year operating term and began operations from July 2012.

We wound up and deregistered Beijing Shengshi Lixin Culture & Media Co., Ltd. in April 2013 and are in the process of unwinding and deregistering Tianjin AirMedia Advertising Co., Ltd.; both of these companies are 100% owned subsidiaries of our VIE, AM Advertising.

We are in the process of establishing a wholly-owned subsidiary for our wholly owned Hong Kong subsidiary, AM China, which has been operating an advertising business in Hong Kong since 2008. We intend to gradually shift our advertising business to this subsidiary once it is set up, and thus to gradually reduce the reliance on our current VIE structure.

Our principal executive offices are located at 17/F, Sky Plaza, No. 46 Dongzhimenwai Street, Dongcheng District, Beijing 100027, People’s Republic of China. Our telephone number at this address is +86-10-8438-6868 and our fax number is +86-10-8460-8658. Our registered office in the Cayman Islands is at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Capital Expenditures” for a discussion of our capital expenditures.

B. Business Overview

General

We are a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers. As of December 31, 2012, we operated digital frames and digital TV screens in 34 airports in China, including the six largest airports in China: Beijing Capital International Airport, Guangzhou Baiyun International Airport, Shanghai Pudong International Airport, Shanghai Hongqiao International Airport, Chengdu Shuangliu International Airport, and Shenzhen Baoan International Airport. In addition, we had contractual concession rights to sell advertisements on digital TV screens on the airplanes operated by nine airlines, including leading airlines in China such as China Southern Airlines, Air China, China Eastern Airlines, Hainan Airlines and Shanghai Airlines.

In July 2008, we expanded into the traditional air travel advertising market through the acquisition of Flying Dragon. We believe we are a leader in the traditional air travel advertising market in Beijing Capital International Airport and Wenzhou Yongqiang Airport.

We started operating advertising media platforms at gas stations owned by Sinopec in 2009. In 2011, we established GreatView Media. And from 2012 onwards, GreatView Media began to operate our gas station media business. In the same year, we decided to increase GreatView Media’s capital and align the interests of its senior management team with the interests of the company by allowing them to indirectly hold certain equity in GreatView Media. From 2012 onwards, we intend to put more efforts into developing our gas station network, expand locations in top tier cities and strengthen our existing advantages by installing LED screens. In addition, we also hold concession rights to operate various traditional advertising media including billboards, light boxes and other media platforms outside the air travel sector, such as unipole signs and other outdoor media.

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

We combine advertising content with non-advertising content, such as weather, sports and comedy clips, in our digital TV screen programs. We have contracts with many Chinese TV stations such as Dragon TV, the Travel Channel and CCTV-5, to show video clips of their programs in airports and on airplanes. We also obtain TV programs such as documentaries and “hidden camera” type reality shows from other third-party content providers. In addition, in November 2010, we entered into a strategic partnership with CCTV Mobile Media to operate the CCTV Air Channel to broadcast TV programs in digital TV screens in airports and on airplanes to air travelers in China. CCTV Mobile Media will be responsible for program planning, production, and broadcasting and we will operate exclusively the advertising business of CCTV Air Channel. We believe non-advertising program content make air travelers more receptive to the advertisements included in our programs and ultimately make our programs more effective for our advertisers. Starting in 2010, our standard programs in airports typically include 20 minutes of advertising content during each hour of programming and are shown for approximately 16 hours per day. The length of our in-flight programs typically ranges from approximately 45 minutes to an hour per flight, approximately five to 15 minutes of which consist of advertising content.

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

Digital Frames in Airports

We operate a network of digital frames, strategically placed in areas of airports such as departure halls, terminals and arrival halls, where most of the air travelers congregate and spend significant amounts of time waiting. Our digital frames are high-definition liquid crystal display, or LCD, screens that typically change digital picture displays approximately every 6 or 12 seconds, with certain exceptions of 5 to 10 seconds in certain large airports. Our digital frames include standalone digital frames and TV-attached digital frames. Standalone digital frames display advertisements on vertical or horizontal display panels ranging in size from 42 to 108 inches. TV-attached digital frames consist of a vertical digital frame beneath a digital TV screen and are typically in sizes ranging from 47 to 55 inches. In response to advertiser advertising needs, we also own and operate digital frames of a larger size, up to 108 inches, in the airports of Beijing and Guangzhou. In both international and domestic arrival halls of Terminals 2 and 3 of the Beijing International Airport, we operate 44 sets of 108-inch LCD screens that measure four square meters (or 43.1 square feet) each; we also operate 11 sets of 108-inch LCD screens in departure halls, security checkpoints, luggage pickup and subway entrance areas inside Guangzhou Baiyun International Airport. In addition, as of March 31, 2013, we were operating mega-size LED screens in seven airports, including Guangzhou Baiyun International Airport, Nanjing Lukou International Airport, Changsha Huanghua International Airport, Xi’an Xianyang International Airport, Chengdu Shuangliu International Airport, Jinan Yaoqiang International Airport and Hangzhou Xiaoshan International Airport. As of March 1, 2013, we operated approximately 3,403 digital frames in 34 airports, 1,193 of which were standalone digital frames, including 108-inch LCD display screens and mega-size LED screens, 1,765 of which were TV-attached digital frames, and 445 of which were frames displayed in groups. These 34 airports accounted for more than 80% of the total air travelers in China in 2012, according to the General Administration of Civil Aviation of China. Our digital frames play advertising content repeatedly mainly in five-minute - and ten- minute cycles, and we also offer two-minute and three-minute cycles to our advertisers.

We believe digital frames provide an effective advertising platform to our advertisers. We sell our advertisements on digital frames in one-week units which affords scheduling flexibility and cost-effectiveness to our advertisers. In addition, as our digital frames are located in both domestic and international terminals in a number of airports, our advertisers can choose to place their advertisements in domestic terminals only, international terminals only or a mix of domestic and international terminals. This flexibility in terms of location selection provides our advertisers with the ability to tailor their advertisement packages to effectively attract their target audiences. We also continue to diversify the arrangement and placement of our digital frames to offer enhanced visual effects. For example, in Guangzhou Baiyun International Airport, we have some digital frames in sets of two or three screens together as a group, in Shenzhen International Airport we put two or five screens together as a group, and in Xi'an Airport we present three screens as a group. An advertisement can be displayed in one picture on multiple screens to better attract air travelers’ attention.

Digital TV Screens in Airports

We strategically place our digital TV screens in high-traffic areas of airports such as departure halls, security check areas, boarding gates, baggage claim areas and arrival halls, where there tend to be significant waiting time. A majority of our standard digital TV screens are 42-inch plasma display panels or LCDs. As of March 1, 2013, we operated approximately 2,579 digital TV screens in 34 airports in China under various concession rights contracts.

These 34 airports accounted for approximately 80% of the total air travelers in China in 2012, according to the General Administration of Civil Aviation of China.

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

Digital TV Screens on Airplanes

As of March 1, 2013, our programs were placed on digital TV screens on planes operated by seven airlines. The displays on our network airplanes, which have been installed by aircraft manufacturers, are located at the top of passenger compartments and on the back of passenger seats. The digital TV screens at the top of passenger compartments typically range from 9 to 15 inches in size, while the display screens on the back of passenger seats typically range from 7 to 9 inches in size. There are approximately 10 to 280 on an airplane. The TV system installed on each plane differs from one another according to the requirements of each specific airline. For instance, if the airline chooses to implement audio-video on demand, or AVOD, systems and personal TV, or PTV, systems, then it would have to install TV screens on the back of each and every seat on the airplane.

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

Traditional Media in Airports

Our traditional media in airports currently includes light boxes and billboards in airports and billboards and painted advertisements on gate bridges in airports. As of March 1, 2013, we operated approximately 400 light boxes and billboards mainly in six airports, such as Beijing Capital International Airport and Wenzhou Yongqiang International Airport.

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

Other Media Network

We currently operate approximately 23 unipole signs and other outdoor media in locations throughout Beijing.

We believe our recently developed outdoor media network provides an alternative advertising platform to our advertisers in addition to our existing air travel media network. Our concession right contracts of outdoor media platforms typically last for three years, and we generally sell advertisements on outdoor media platforms in approximately one year long units. We currently plan to focus on improving the utilization rates of our existing outdoor media network resources.

Our Sales Contracts

We typically offer advertisers 6- and 12--second time slots for advertising on our digital frames, though, in some airports, we occasionally offer time slots of 5, 7.5 and 10 seconds. With respect to our digital TV screens, we offer advertising time slots of 5, 15 and 30 seconds. Sales are made pursuant to written contracts with commitments ranging from one week to two years. These digital frames and digital TV screens sales contracts typically fix the duration, time and frequency of advertisements. For billboards and light boxes, we offer advertisers spaces on a monthly basis or a year-long basis; sales are made pursuant to written contracts with commitments ranging from one month to one year. These billboards and light boxes sales contracts typically fix the commencement date and duration of such advertisements.

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

Our Concession Rights Contracts

Airports

As of December 31, 2012, our major concession rights contracts that will expire and need to be renewed in the next 12 months include digital frames and digital TV screens media assets in Terminal 3 of Beijing Capital International Airport and Guangzhou Baiyun International Airport, among others.

As of March 1, 2013, we had 172 concession rights contracts to operate our digital frames, digital TV screens, other displays in our air travel network, traditional media network and gas stations. Many of these concession rights contracts contained provisions granting us exclusive concession rights. The scope of the exclusivity, however, varies from contract to contract. Most of these exclusivity provisions limit the exclusivity to certain areas of an airport. For example, our contract with Guangzhou Baiyun International Airport granted us the exclusive right to operate all the closed-circuit displays located in the domestic and international arrival and departure areas.

From March 2009, we have had a concession rights contract with Beijing Capital International Airport to operate traditional advertising formats including billboards, light boxes and other formats at Terminals 1, 2, and 3 of Beijing Capital International Airport. We renewed these concession rights, which now expire on March 31, 2015. We began operating these traditional media on April 1, 2009. In the same contract, we also obtained concession rights to operate digital frames in the baggage claim areas in all of the three terminals of Beijing Capital International Airport from April 1, 2009 to March 31, 2012, which have been extended by renewal to March 31, 2015. During 2011, we also obtained concession rights through two contracts to operate advertisements inside and outside 59 gate bridges located at Terminal 3 of Beijing Capital International Airport from May 7, 2011 to May 6, 2013, and from July 8, 2011 to July 7, 2013, respectively, and each contract permits us to operate an advertisement for two years from the date that the advertisement’s operation begins during the respective contract’s term. In addition, in February 2012, we obtained a concession rights contract to operate 53 digital frames, 97 digital TV screens, and four large LED screens at the newly built Terminal 2 of Chengdu Shuangliu International Airport, or Chengdu Airport, from April 1, 2012 to March 31, 2017. We also obtained concession rights to operate six light boxes at the departure aisle and one other traditional advertising format at Terminal 2 of Chengdu Airport from April 1, 2012 to March 31, 2015. Chengdu Airport surpassed Shenzhen Baoan International Airport in 2011 in terms of air traveler volume to become the fifth largest airport in mainland China. In 2012, we obtained concession rights contract to install and operate various mega-size LED screens in Jinan Yaoqiang International Airport in Shandong province, Changchun Longjia International Airport in Jilin province, Xi’an Xianyang International Airport in Shaanxi province, Chengdu Shuangliu International Airport in Sichuan province and Sanya Fenghuang International Airport in Hainan province; in February 2013, we obtained concession rights contract to install and operate various mega-size LED screens in Hohhot Baita International Airport in Inner Mongolia province. These contracts have durations of two to five years. Most concession fees are fixed under our concession rights contracts with escalation clauses attached, meaning the fees undergo fixed levels of increases over each year of the agreement. Payments under concession rights contracts are usually due three months in advance, but payments under a few material concession rights contracts are due six months or one year in advance. The concession fees that we pay for our networks in each airport vary by each airport’s passenger volume and depend on the city where the airport is located. A majority of our concession rights contracts for our digital frames, digital TV screens and traditional media in airports have terms ranging from three to five years without any automatic renewal provisions. However, we can opt to renew the agreements three or five months before the expiration of certain concession rights contracts, on the condition that if another third party offers to enter into concession rights contracts in relation to the same media platforms, we shall have first right of refusal to renew our existing concession rights contracts on similar terms as those proposed by such third party. As of March 1, 2013, 37 out of our 172 concession rights contracts to operate in airports would be subject to renewal by the end of 2013. The number of displays and placement locations are explicitly specified in the majority of our concession rights contracts.

Airlines

As of December 31, 2012, our programs were placed on digital TV screens located on routes operated by the following airlines:

  Air China;

  China Southern Airlines;

  China Eastern Airlines;

  Hainan Airlines;

  Shanghai Airlines;

  Shenzhen Airlines;

  Chengdu Airlines;

  Air Macau; and

  Okay Airways.

As of December 31, 2012, we had nine concession rights contracts to place our programs on these network airlines, seven of which contained provisions granting us exclusive concession rights. The scope of the exclusivity, however, varies from contract to contract. Most of these exclusivity provisions limit the exclusivity to certain types of programs played on airplanes. Most of the concession fees are fixed by escalation clauses under the relevant concession rights contracts, and their amounts vary by the number of routes and airplanes, type of aircraft and the departure and destination cities.

Some of the concession rights contracts set forth the number and model of airplanes on which our programs can be played. In 2013, in order to control our concession cost, we changed our business cooperation model with Air China so that instead of holding the exclusive concession rights for Air China, we now find potential advertisers before purchasing placing right from Air China for specific advertising time slots. See "Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—A significant portion of our revenues has been derived from the six largest airports and three largest airlines in China. If any of these airports or airlines experiences a material business disruption or if there are changes in our arrangements with these airports or airlines, we may incur substantial losses of revenues." In addition, two more of our concession rights contracts to operate on airlines are subject to renewal by the end of 2013, and are in the process of being renewed.

We hold 49% of the equity interests in a joint venture, Beijing Eastern Media Corporation, Ltd., or BEMC. BEMC is formed in partnership with China Eastern Media Corporation, Ltd., a subsidiary of China Eastern Group and China Eastern Airlines Corporation Limited operating the media resources of China Eastern Group, which holds 51% equity interests in BEMC. BEMC obtained concession rights of certain media resources from its shareholders, including the digital TV screens on airplanes of China Eastern Airlines, and paid concession fees to its shareholders as consideration. We believe this innovative strategic partnership further strengthened our relationship with China Eastern Group and we renewed our concession rights contract on February 20, 2010 with China Eastern Airlines to operate digital TV screens on China Eastern Airlines on an exclusive basis until December 31, 2020. As of December 31, 2012, BEMC also obtained media resources other than digital TV screens, including other existing media resources of China Eastern Airlines and new media resources to be developed through cooperative efforts by China Eastern Airlines and us.

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

We have a broad base of international and domestic advertisers in various industries. In 2010 and 2011, the top three industries that advertised on our network were automobile, finance and high-end food and beverage, based on revenues derived from advertisers in these industries. Advertising revenues from automobile, finance and high-end food and beverage industries accounted for approximately 33.8%, 18.7% and 10.3% of our total revenues in 2010, respectively, and approximately 34.6%, 18.1% and 8.3% of our total revenues in 2011, respectively. For 2012, the top three industries that advertised on our network were automobile, finance, and electronic and home appliances, which accounted for approximately 33.2%, 16.1% and 9.3% of our total revenues, respectively. No single customer accounted for more than 10% of our total revenues for 2010 and 2011, and one customer accounted for more than 10% of our total revenues for 2012.

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

Our experienced advertising sales team is organized by region and city with a presence in 23 cities as of December 31, 2012. We provide in-house education and training to our sales force to ensure they provide our current and prospective advertisers with comprehensive information about our services, the advantages of using our air travel advertising network as a marketing channel, and relevant information regarding the advertising industry. Our performance-linked compensation structure and career-oriented training are key drivers that motivate our sales employees.

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

Programming

Most of our digital frames in airports play advertising content repeatedly in five- and ten-minute cycles throughout the day. We compile each cycle from advertisements that are provided to us by advertisers. We generally update the advertisements displayed on our digital frames on a weekly basis. Beginning April 6, 2012, to improve the attractiveness of our digital frames, we changed our sales method for stand-alone digital frames in the airports for second-tier and third-tier cities in China by changing the length of advertising time slot from 12 seconds to six seconds per time slot and shortening the cycle time of advertisements from 10 minutes to five minutes. These changes increased the frequency of exposure for advertisements and had no impact on the time slots available for sale of our digital frames. In addition, advertisers now have the choice to purchase time slots on our stand-alone digital frames at departure halls or arrival halls separately or as a whole in the airports for second-tier and third-tier cities.

A majority of our digital TV screens in airports play programs in a two-hour cycle repeatedly throughout the day and our digital TV screens on our network airplanes play programs ranging from 45 minutes to one hour once per flight. We compile each cycle from advertisements of 5-, 15- or 30-seconds in length provided by advertisers to us and from non-advertising content generated by our VIEs in China or provided by third-party content providers. We generally create a programming list on a weekly and monthly basis for programs played in airports and on airplanes, respectively. We create this list by first fixing the schedule for advertising content according to the respective sales contracts with our advertisers to guarantee the agreed duration, time and frequency of advertisements for each advertiser, then adding the non-advertising content to achieve an optimal blend of advertising and non-advertising content.

Substantially all of the advertisements on our network are provided by our advertisers. All of the advertising content displayed on our advertising network is reviewed by us to ensure compliance with PRC laws and regulations. See “Regulation—Regulation of Advertising Services—Advertising Content.” We update advertising content for our programs played on the digital frames and digital TV screens in our network airports and airplanes on a weekly and monthly basis, respectively. A majority of the non-advertising content played on our network is provided by third-party content providers such as Dragon TV, the Travel Channel and various satellite and cable television stations and television production companies. In November 2010, we entered into a strategic partnership with CCTV Mobile Media to operate the CCTV Air Channel to broadcast TV programs to air travelers in China. Under the arrangement, CCTV Mobile Media will be responsible for program planning, production and broadcasting. The Company will operate exclusively the advertising business of CCTV Air TV Channel.

Our programming team edits, compiles and records into digital format for all of our network programs according to the programming list. Each programming list and pre-recorded program is carefully reviewed to ensure the accuracy of the order, duration and frequency as well as the appropriateness of the programming content.

Display Equipment Supplies and Maintenance

The primary hardware required for the operation of our network are the digital frames and digital TV screens that we use in our media network. Our digital frames are flat-panel LCD displays and mega-size LED screens. The majority of our digital TV screens consist of plasma display panels and LCDs. Maintaining a steady supply of our display equipment is important to our operations and the growth of our network. The top suppliers of our digital frames in 2012 were Sharp, Samsung, Haier, Auo and Hitachi, which collectively provided 93.5% of our total digital frames. The top five suppliers of our digital TV screens in 2012 were Hitachi, Haier, Hisense, TCL and Sharp, which collectively provided approximately 95.8% of our total digital TV screens. Our digital frame suppliers typically provide us with one- to two-year warranties while our TV screen suppliers typically provide us with one-year warranties.

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

Intellectual Property

To protect our brand and other intellectual property, we rely on a combination of trademark and trade secret laws as well as confidentiality agreements with our employees, sales agents, contractors and others. We have registered 11 trademarks in China, including "", "", ”, “AIRMEDIA”, “AirMedia” and “AirTV.” We are in the process of applying for two additional trademarks. We cannot be certain that our efforts to protect our intellectual property rights will be adequate or that third parties will not infringe or misappropriate these rights.

We have registered our domain name www.AirMedia.net.cn with the Internet Corporation for Assigned Names and Numbers. We were granted one patent relating to the design of our TV-attached digital frame, each of which consists of a LCD TV screen placed above a digital frame and which allows simultaneous display of advertisement on both the LCD TV screen and the digital frame. The patent was granted in April 2009 and will expire in December 2017. We hold no copyrights.

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

The Foreign-invested Advertising Regulations require foreign entities that establish a wholly owned advertising company must have at least three years of direct operations in the advertising industry outside of China. Since December 10, 2005, foreign investors have been permitted to directly own a 100% interest in advertising companies in China, but such foreign investors are required to be a company with advertising as its main business and to have at least three years of direct operations in the advertising industry outside of China. PRC laws and regulations do not permit the transfer of any approvals, licenses or permits, including business licenses containing a scope of business that permits engaging in the advertising industry. In the event we are permitted to acquire the equity interests of our VIEs under the rules allowing for complete foreign ownership, our VIEs would continue to hold the required advertising licenses consistent with current regulatory requirements.

Currently, our advertising business is mainly conducted through contractual arrangements with our consolidated VIEs in China, including AM Advertising, Shengshi Lianhe, AirMedia UC and AM Yuehang.

Our VIEs are the major companies through which we provide advertising services in China. Our subsidiary, AM Technology, has entered into a series of contractual arrangements with our PRC operating affiliates and their respective subsidiaries and shareholders under which:

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

In the opinion of Commerce & Finance Law Offices, our PRC legal counsel: the respective ownership structures of AM Technology and our consolidated VIEs are in compliance with existing PRC laws and regulations, and the contractual arrangements among AM Technology and our consolidated VIEs, in each case governed by PRC law, are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect.

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

Regulation of Advertising Services

Business License for Advertising Companies

Under applicable regulations governing advertising businesses in China, companies that engage in advertising activities must obtain from the SAIC or its local branches a business license which specifically includes within its scope the operation of an advertising business. Companies conducting advertising activities without such a license may be subject to penalties, including fines, confiscation of advertising income and orders to cease advertising operations. The business license of an advertising company is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of any relevant law or regulation. We do not expect to encounter any difficulties in maintaining our business licenses. Each of our VIEs has obtained such a business license from the local branches of the SAIC as required by existing PRC regulations.

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

We and our PRC employees who have been granted stock options are subject to the New Share Incentive Rule. We are in the process of completing the required registration and the procedures for the New Share Incentive Rule under PRC laws, but the application documents are subject to the review and approval of the SAFE, and we can make no assurance as to when the registration and procedures will be completed. If we or our PRC employees fail to comply with the New Share Incentive Rule, we and/or our PRC employees may face sanctions imposed by the foreign exchange authority or any other PRC government authorities.

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

C. Organizational Structure

The following diagram illustrates our corporate structure as of March 31, 2013:

Wealthy Environment Limited (BVI) (1)
Mambo Fiesta Limited (BVI) (2)
JPMorgan Chase Bank, N.A.(ADS program depositary)
Jenchoice Technology Ltd.
Global Earning Pacific Limited
Changing China Culture Education Corporation
21.13%
3.29%
66.18%
0.00048%
8.23%
0.16%
AirMedia Group Inc. (Cayman Islands)
100%
100%
100%
100%
Easy Shop Limited (BVI)
Dominant City Ltd. (BVI)
Broad Cosmos Enterprises Ltd. (BVI)
Excel Lead International Limited (BVI)
100%
100%
AirMedia International Limited (BVI)
Glorious Star Investment Limited (HK)
100%
AirMedia (China) Limited (HK)
Offshore
Onshore
100%
100%
100%
Shenzhen AirMedia Information Technology Co., Ltd.
AirMedia Technology (Beijing) Co., Ltd.
Xi'an AirMedia Chuangyi Technology Co., Ltd.

Offshore
VIE
Onshore
Equity Interest
Contractual arrangements. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

(1)

Wealthy Environment Limited is a BVI company wholly owned by Mr. Herman Man Guo, our chairman and chief executive officer. The 22.13% in this chart refers to the 26,891,980 ordinary shares held by Wealthy Environment Limited; on top of these shares, Wealthy Environment Limited also owns 1,400,000 ordinary shares represented by American Depositary Shares as of March 31, 2013, which are being held by JPMorgan Chase Bank, N.A., our ADS program depositary.

(2)	Mambo Fiesta Limited is 100% owned by Mr. Qing Xu, our director and executive president.
(3)

Beijing Shengshi Lianhe Advertising Co., Ltd., or Shengshi Lianhe, is 79.86% owned by Mr. Herman Man Guo, our chairman and chief executive officer, 11.94% owned by Mr. Qing Xu, our director and executive president, and 8.20% owned by Mr. Xiaoya Zhang, former president and chief financial officer of AirMedia Group Inc. and AirMedia Group Co., Ltd.

(4)

Beijing AirMedia UC Advertising Co., Ltd. is 98.75% owned by AirMedia Group Co., Ltd., 1.035% owned by Mr. Herman Man Guo, our chairman and chief executive officer, 0.215% owned by Mr. Qing Xu, our director and executive president.

(5)

Beijing Yuehang Digital Media Advertising Co., Ltd. is 80% owned by Mr. James Zhonghua Feng, our president and director, and 20% owned by Mr. Tao Hong, senior administrative director of AirMedia Group Co., Ltd.

(6)

AirMedia Group Co., Ltd. is 2.833% owned by Mr. Herman Man Guo, our chairman and chief executive officer, 0.241% owned by Mr. Qing Xu, our director and executive president, 0.166% owned by Mr. Xiaoya Zhang, former president and chief financial officer of AirMedia Group Inc. and AirMedia Group Co., Ltd., and 96.76% owned by Shengshi Lianhe.

(7)	Beijing GreatView Media Advertising Co., Ltd. is formerly known as Beijing Weimei Shengjing Media Advertising Co., Ltd.
(8)	Beijing AirMedia Jinshi Advertising Co., Ltd. is 20% owned by Shanghai Zhongshi Bokai Advertising Co., Ltd.
(9)	Beijing Dongding Gongyi Advertising Co., Ltd. is 25% owned by Mr. Jin Li, director and deputy general manager of Beijing Dongding Gongyi Advertising Co., Ltd.
(10)	Beijing Eastern Media Co., Ltd. is 51% owned by Shanghai Eastern Media Co., Ltd.
(11)	AirTV United Media & Culture Co., Ltd. is 25% owned by AirTV Qiangshi Media Advertising Co., Ltd.
(12)

Flying Dragon Media Advertising Co., Ltd. is 16% owned by Ms. Mingfang Zhang, president of Flying Dragon Media Advertising Co., Ltd., and 4% owned by Mr. Hulin Zhang, general manager of Flying Dragon Media Advertising Co., Ltd.

(13)	Beijing Shengshi Lixin Culture & Media Co., Ltd. was wound up and deregistered in April 2013.
(14)	As of the date of this annual report, Tianjin AirMedia Advertising Co., Ltd. is in the process of deregistration and is expected to be deregistered in 2013.
(15)	Zhangshangtong Air Service (Beijing) Co., Ltd. is 80% owned by Beijing Zhangshangtong Network Technology Co., Ltd.
(16)	Beijing Xinghe Union Media Co., Ltd. is 50% owned by Beijing N-S Digital TV Co., Ltd.
(17)	Beijing Shibo Movie Technology Co., Ltd. is 50% owned by Beijing N-S Digital TV Co., Ltd.
(18)	Guangxi Dingyuan Advertising Co., Ltd. is 20% owned by Guangxi Civil Aviation Development Co., Ltd. and 40% owned by Beijing Asiaray Advertising Co., Ltd.

Substantially all of our operations are conducted through contractual arrangements with our consolidated VIEs in China, AM Advertising, Shengshi Lianhe, AirMedia UC and AM Yuehang. We do not have any equity interests in our VIEs, but instead enjoy the economic benefits derived from them through a series of contractual arrangements. See Item 7, “Major Shareholders and Related Party Transactions—Related Party Transactions—Contractual Arrangements” for a description of these arrangements.

D. Property, Plants and Equipment

Our headquarters are located in Beijing, China, where we lease approximately 4,393 square meters (approximately 47,281 square feet) of office space. Our branch offices lease approximately 4,783 square meters (approximately 51,484 square feet) of office space in approximately 33 other locations.

In addition, we own approximately 841 square meters (approximately 9,051 square feet) of office space in China.

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

Service Offerings

During each of the past three fiscal years, our advertising network primarily consisted of standard digital frames, traditional media in airports such as billboards and light boxes, digital screens on airplanes, digital TV screens in airports, mega-size LED screens in airports, unipole signs and other outdoor media, and various traditional advertising formats in gas stations. We believe our broad range of service offerings provided our advertisers with diverse choices in selecting and combining different air travel and other advertising platforms that best suit their advertising needs and preferences, maximized the consumer reach of the advertisements shown on our network and allowed us to cross-sell different advertising services. Ultimately, we believe our broad range of service offerings will increase and diversify the sources of revenues we can generate from our advertising network.

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

By increasing the number of airports, airlines and gas stations in our network, we can increase the number of advertising time slots and locations that we have available to sell. In addition, the length of our advertising cycle for our digital frames and digital TV screens can potentially be extended to longer durations depending on demand in each airport or airline. However, advertisers may be unwilling to accept placement of their advertisements on a longer time cycle which decreases the frequencies of their advertisements displayed each day. Also, beginning April 6, 2012, in an effort to improve the attractiveness of our digital frames, we changed our sales method for stand-alone digital frames in the airports for second-tier and third-tier cities in China. The length of advertising time slot was changed from 12 seconds to six seconds per time slot. The cycle time of advertisements was changed from 10 minutes to five minutes. These changes increased the frequency of exposure for advertisements and had no impact on the time slots available for sale of our digital frames. In addition, advertisers now have the choice to purchase time slots on our stand-alone digital frames at departure halls or arrival halls separately or as a whole in the airports for second-tier and third-tier cities. For more details, see "Item 4. Information on the Company—A. History and Development of the Company---Business Overview—Programming." In addition, by increasing the number of light boxes, billboards and gate bridges in our network, we can increase the number of advertising spaces and locations that we have available to sell. See Item 3, “Key Information — D. Risk Factors — Risks Related to our Business — When our current advertising network of digital frames, digital TV screens, light boxes, billboards and gate bridges becomes saturated in the major airports, airlines and other locations where we operate, we may be unable to offer additional time slots or locations to satisfy all of our advertisers’ needs, which could hamper our ability to generate higher levels of revenues and profitability over time.”

Pricing

The average selling price for our advertising time slots is generally calculated by dividing our advertising revenues from these time slots by the number of 6- and 12-second equivalent advertising time slots for digital frames in airports and 30-second equivalent advertising time slots for digital TV screens in airports and on airplanes sold during that period. The average selling price for our traditional media spaces and locations in airports is calculated by dividing the revenues derived from all the locations sold by the number of locations sold during the period presented, and we use a similar method to calculate average selling price for our gas station and outdoor media locations. The primary factors that affect the effective price we charge advertisers for time slots and locations on our network and our utilization rate include the attractiveness of our network to advertisers, which depends on the number of displays and locations, the number and scale of airports and airplanes in our network, the level of demand for time slots and locations, and the perceived effectiveness by advertisers of their advertising campaigns placed on our network. We may increase the selling prices of our advertising time slots and locations from time to time depending on the demand for our advertising time slots, spaces and locations. For example, starting from October 23, 2012, after approximately 40-day operation, we completed the upward adjustment of the listing price of our mega-size LED screens at Terminals 2 of Chengdu Shuangliu International Airport by approximately 75%; the price adjustment was due to strong demand from advertisers.

During the past three fiscal years, a significant percentage of the programs played on our digital TV screens in airports and on airplanes included non-advertising content such as TV programs or public service announcements. We did not directly generate revenues from non-advertising content, but we either generated such content through our VIEs or obtained such content from third party content providers. We believe that the combination of non-advertising content with advertising content makes people more receptive to our programs, which in turn makes the advertising content more effective for our advertisers. We believe this in turn allows us to charge a higher price for each advertising time slot. We closely track the program blend and advertiser demand to optimize our ability to generate revenues for each program cycle.

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

Revenues

We generate revenues from the sale of advertising time slots and locations on our advertising network.

(All amounts are in thousands of U.S. dollars, except percentages)

	Fiscal Years Ended December 31,
	2010			2011			2012
		% of			% of			% of
		Total			Total			Total
	Amount	Revenues		Amount	Revenues		Amount	Revenues
Air Travel Media Network
Digital frames in airports	$113,196	47.9%		$126,539	45.5%		$137,342	46.9%
Digital TV screens in airports	28,905	12.2%		21,937	7.9%		13,731	4.7%
Digital TV screens on airplanes	27,564	11.7%		26,734	9.6%		26,612	9.1%
Traditional media in airports	48,418	20.5%		73,535	26.5%		83,478	28.5%
Other revenues in air travel	4,063	1.7%		6,416	2.4%		7,346	2.4%
Gas station Media Network	3,664	1.5%		12,873	4.6%		14,217	4.9%
Other Media	10,650	4.5%		9,787	3.5%		10,239	3.5%
Total revenues	236,460	100.0%		277,821	100.0%		292,965	100.0%
Business tax and other sales tax	(5,955)	(2.5%	)	(7,197)	(2.6%	)	(6,223)	(2.1%	)
Net revenues	$230,505	97.5%		$270,624	97.4%		$286,742	97.9%

Revenues from Air Travel Media Network

Revenues from our digital frames in airports accounted for 47.9%, 45.5% and 46.9% of our total revenues for the years ended December 31, 2010, 2011 and 2012, respectively. We operated a total of 3,466 digital frames in 34 airports, 3,092 digital frames in 34 airports and 3,403 digital frames in 34 airports as of December 31, 2010, 2011 and 2012, respectively.

Revenues from digital frames in airports for fiscal year 2012 increased by 8.5% to $137.3 million in 2012 from $126.5 million in 2011 mainly due to our continued sales efforts and the rapid growth of our mega-size LED screens.

The number of digital frames advertising time slots sold increased 6.8% from 46,399 in 2011 to 49,558 in 2012, and the average selling price increased slightly from $2,727 in 2011 to $2,771 in 2012.

Revenues from digital frames in airports for fiscal year 2011 increased by 11.8% to $126.5 million in 2011 from $113.2 million in 2010 due to an increase in the average selling price of digital frames in airports by 13.0% to $2,727 in 2011 from $2,414 in 2010, offset in part by a 1.0% decrease in the number of digital frames advertising time slots sold to 46,399 in 2011 from 46,887 in 2010.

Revenues from our digital TV screens in airports accounted for 12.2%, 7.9% and 4.7% of our total revenues for the years ended December 31, 2010, 2011 and 2012, respectively. We operated 2,215 digital TV screens in 38 airports, 2,104 digital TV screens in 36 airports and 2,579 digital TV screens in 34 airports as of December 31, 2010, 2011 and 2012, respectively. The increase in the number of digital TV screens from 2011 was due to the commencement of operations of digital TV screens in certain new terminals and airports.

Revenues from digital TV screens in airports for fiscal year 2012 decreased by 37.4% to $13.7 million in 2012 from $21.9 million in 2011 due to a drop in demand from advertisers resulting from competition from our other product lines and the fact that, with the rapid development of mobile internet, more people use their cell phones for entertainment and do not pay attention to our digital TV screens in airports. Meanwhile, there was a 61.4% downward adjustment in the average selling price of our digital TV screens in airports to $587 in 2012 from $1,519 in 2011, offset in part by a 62.0% increase in the number of digital TV advertising time slots sold to 23,385 in 2012 from 14,439 in 2011.

Revenues from digital TV screens in airports for fiscal year 2011 decreased by 24.1% to $21.9 million in 2011 from $28.9 million in 2010 due to a 44.9% decrease in the number of digital TV advertising time slots sold to 14,439 in 2011 from 26,216 in 2010, offset in part by a 37.7% increase in the average selling price of digital TV screens in airports to $1,519 in 2011 from $1,103 in 2010.

Revenues from our digital TV screens on airplanes accounted for 11.7%, 9.6% and 9.1% of our total revenues for the years ended December 31, 2010, 2011 and 2012, respectively. Our network operating digital TV screens consisted of nine airlines as of December 31, 2010, 2011 and 2012.

Revenues from digital TV screens on airplanes decreased by 0.5% to $26.6 million in 2012 from $26.7 million in 2011. However, the number of time slots sold decreased by 12.8% to 781 in 2012 from 896 in 2011, offset in part by a 14.2% increase in the average selling price of digital TV screens on airplanes to $34,074 in 2012 from $29,837 in 2011.

Revenues from digital TV screens on airplanes decreased by 3.0% to $26.7 million in 2011 from $27.6 million in 2010 due to a decrease in the number of time slots sold by 25.5% to 896 in 2011 from 1,203 in 2010, offset in part by a 30.2% increase in the average selling price of digital TV screens on airplanes to $29,837 in 2011 from 22,913 in 2010.

Revenues from traditional media in airports, consisting of billboards and light boxes in airports and billboards and painted advertisements on gate bridges, accounted for 20.5%, 26.5% and 28.5% of our total revenues for the years ended December 31, 2010, 2011 and 2012, respectively. We have offered light box displays since the commencement of our operations.

Revenues from traditional media in airports increased by 13.5% to $83.5 million in 2012 from $73.5 million in 2011. The increase was primarily due to our continued sales efforts and an increase in the listing prices of many of our traditional media locations in 2012. There was an 18.0% increase in the average selling price of traditional media in airports to $33,920 in 2012 from $28,736 in 2011, offset in part by a 3.8% decrease in the number of locations sold to 2,461 locations in 2012 from 2,559 locations in 2011.

Revenues from traditional media in airports increased by 51.9% to $73.5 million in 2011 from $48.4 million in 2010. The increase was primarily due to increases in both the number of locations sold by 39.6% to 2,559 locations in 2011 from 1,833 in 2010 and the average selling price of traditional media in airports by 8.8% to $28,736 in 2011 from $26,415 in 2010.

Other revenues in air travel, mainly generated from equipment logos displayed on advertising equipment such as digital TV screens, accounted for 1.7%, 2.4% and 2.4% of our total revenues for the years ended December 31, 2010, 2011 and 2012, respectively.

Revenues from Gas Station Media Network

Our gas station media network was started during 2009, when we gained concession rights to develop and operate an outdoor advertising network in Sinopec gas stations throughout China. Revenues from our gas station media network, consisting of outdoor advertising platforms such as billboards and light boxes at Sinopec gas stations in China, accounted for 1.5%, 4.6% and 4.9% of our total revenues for the years ended December 31, 2010, 2011 and 2012, respectively. Due to the growing acceptance of our gas stations media network, we expect the revenues from gas station media network to continue to grow in 2013.

Revenues from Other Media

Revenues from other media were primarily revenues from AM Outdoor, a company our variable interest entity AM Advertising acquired in January 2010, which operates unipole signs and other outdoor media. Revenues from our other media accounted for 4.5%, 3.5% and 3.5% of our total revenues for the years ended December 31, 2010, 2011 and 2012, respectively.

Business Tax, Value-added Tax (“VAT”) and Other Sales Related Tax

Prior to 2012, our PRC subsidiaries and consolidated VIEs were subject to PRC business tax and other sales related taxes at the rate of 8.5% on total revenues after deduction of certain costs of revenues permitted by the PRC tax laws. For purposes of calculating the amount of business and other sales tax, concession fees were permitted to be deducted from total revenues under applicable PRC tax law.

In 2011, the PRC Ministry of Finance and the State Administration of Taxation jointly issued two circulars setting out the details of the pilot VAT reform program, which changed the charge of sales tax from business tax to VAT for certain pilot industries. The pilot VAT reform program initially applied only to the pilot industries in Shanghai, but has been expanded to eight additional regions, including Beijing. The pilot program will also be expanded nationwide when conditions permit. The majority of our PRC subsidiaries and consolidated VIEs fall within the scope of the pilot program and have been recognized as VAT tax payers in 2012.

From the applicable effective time onwards, these entities are required to pay VAT instead of business tax at a rate of 6%. In addition, cultural business construction fee is imposed at a rate of 3%. Same as before, for the purpose of calculating the amount of VAT and certain other taxes, input VAT obtained for concession fees and purchase of fixed assets are permitted to be deducted from output VAT under applicable PRC tax law.

We deducted these business taxes and other sales taxes from revenues to arrive at net revenues.

Our PRC subsidiaries are subject to value-added tax at a rate of 6% on revenues from advertising services and paid after deducting input VAT on purchases. The net VAT balance between input VAT and output VAT is reflected in the account under other taxes payable.

In July 2012, the Ministry of Finance and the State Administration of Taxation jointly issued a circular regarding the pilot collection of VAT in lieu of business tax in certain areas and industries in the PRC. Such VAT pilot program was gradually implemented in Beijing, Jiangsu, Anhui, Fujian, Guangdong, Tianjin, Zhejiang, and Hubei between September and December 2012. Starting from September 1, 2012, certain of our subsidiaries and VIEs became subject to VAT at the rates of 6% or 3% on certain service revenues which were previously subject to business tax. The amount of VAT included as a deduction to revenue amounted to $8.8 million for the year ended December 31, 2012.

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

	Fiscal Years Ended December 31,
	2010			2011			2012
	(All amounts are in thousands of U.S. Dollars, except percentages)
	Amount	%		Amount	%		Amount	%
Net revenues	$230,505	100.0%		$270,624	100.0%		$286,742	100.0%
Cost of revenues
Concession fees	(134,294)	(58.3%	)	(160,199)	(59.2%	)	(177,996)	(62.1%	)
Agency fees	(40,153)	(17.4%	)	(54,824)	(20.2%	)	(45,778)	(16.0%	)
Others	(23,461)	(10.2%	)	(29,447)	(10.9%	)	(26,832)	(9.3%	)
Total cost of revenues	$(197,908)	(85.9%	)	$(244,470)	(90.3%	)	$(250,606)	(87.4%	)

Concession Fees

We incurred concession fees to airports for placing and/or operating our digital frames, digital TV screens and other traditional media displays, to airlines for placing our programs on their digital TV screens and to gas stations for operating our traditional media displays such as light boxes and billboards. These fees constitute a significant portion of our cost of revenues and equaled approximately 58.3%, 59.2% and 62.1% of our net revenues and were $134.3 million, $160.2 million and $178.0 million in the years ended December 31, 2010, 2011 and 2012, respectively. Most of the concession fees paid to airports and airlines were fixed under the relevant concession rights contracts with escalation clauses, which required fixed fee increases over each year of the relevant contract, and payments were usually due three or six months in advance. For gas stations, the actual concession fees paid to Sinopec were RMB 20 million (approximately $2.9 million) for the second half of 2009, RMB 50 million (approximately $7.6 million) for the year ended December 31, 2010 and RMB 38 million (approximately $6.0 million) for the year ended December 31, 2011. From 2012 onwards, the concession fees paid to Sinopec were based on the actual number of developed gas stations and associated standard annual concession fees for each developed gas station.

Concession fees increased significantly from 2010 to 2012 because we significantly expanded our media resources with an additional number of concession rights contracts entered into over the years and, while concession fee payments under these additional concession rights contracts began almost immediately after signing and were paid on a fixed schedule, it took a while for us to ramp up sales of advertising time slots and locations and build up revenues from these newly signed concession rights contracts. The concession fees that we incur under concession rights contracts for our digital frames and digital TV screens in airports vary depending on the airport’s passenger flow, the city where the airport is located and the profiles of air passengers. The concession fees that we incur under concession rights contracts for our programs on airlines vary depending on the number of routes and airplanes, types of aircrafts and the departure and destination cities.

Concession fees tend to increase over time as growth in passenger volume increases demand for air travel advertising among advertisers. Our concession fees have increased significantly due to the new concession rights contracts that we have entered into during the period from 2010 to 2012, including the ones with billboard and painted advertisements on interior or exterior walls of gate bridges at Terminal 3 of Beijing Capital International Airport, mega-size LED screens in several airports, and new media resources in newly opened terminals. As some of our concession rights contracts are subject to renewal in the next few years, we may experience an increase in our concession fees in order to retain these concession rights contracts.

Agency Fees

We engaged third-party advertising agencies to help source advertisers from time to time. These third-party advertising agencies assisted us in identifying and introducing advertisers to us. In return, we paid fees to these advertisers if they generated advertising revenues for us. Fees that we paid to these third-party agencies were calculated based on a pre-set percentage of revenues generated from the advertisers introduced to us by the third-party agencies and were paid when payments were received from the advertisers. We recorded these agency fees as cost of revenues ratably over the period in which the related advertisements were displayed. Agency fees were equal to 17.4%, 20.2% and 16.0% of our net revenues for the years ended December 31, 2010, 2011 and 2012, respectively. We expect to continue using these third-party advertising agencies in the near future.

From time to time, we and certain advertising agencies may renegotiate and mutually agree, as permitted by applicable laws, to extinguish existing agency fee liabilities as calculated under the terms of existing contracts. Such extinguishments are recorded as a reduction in cost of sales in the period in which the renegotiations are finalized. During the years ended December 31, 2010, 2011 and 2012, reversals in cost of sales as a result of renegotiated agency fees amounted to nil, nil, and $6.4 million, respectively.

Others

Our other cost of revenues represented 10.2%, 10.9% and 9.3% of our net revenues for the years ended December 31, 2010, 2011 and 2012, respectively, and included the following:

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

  Non-advertising Content Cost. The programs on the majority of our digital TV screens combine advertising content with non-advertising content, such as weather, sports and comedy clips. Our standard programs in airports currently include 40 minutes of non-advertising content during each hour of programming and are shown for approximately 16 hours per day. The length of our in-flight programs typically ranges from approximately 45 to 60 minutes per flight, approximately 40 to 45 minutes of which consist of non- advertising content. We believe that the non-advertising program content makes air travelers more receptive to the advertisements included in our programs and ultimately make our program more effective for our advertisers. This in turn allows us to charge a higher price for each advertising time slot. We also promoted the brand names of our advertisers through our program content by naming our programs after their brand names or displaying their logos on the corner of the digital TV screens during the programs. We produced some of the non-advertising content shown on our network through our VIEs. The majority of the non-advertising content broadcast on our network was provided by third-party content providers such as Shanghai Media Group and various local television stations and television production companies. In November 2010, we entered into a strategic partnership with CCTV Mobile Media to operate the CCTV Air Channel to broadcast TV programs to air travelers in China. Under the arrangement, CCTV Mobile Media is responsible for program planning, production and broadcasting. We pay a fixed price for some content. Other content is provided free to us and the provider of the content benefits by having its logo shown on the content in addition to experiencing greater exposure to a wider audience. These providers of free content receive no benefit from us and do not place advertising with us. We do not directly generate revenues from these non-exchange transactions. Some of the third-party content providers that currently do not charge us for their content may do so in the future and other third-party content providers may increase the prices for their programs over time. This may increase our cost of revenues in the future.

Operating Expenses

During the periods covered by this report, our operating expenses consisted of general and administrative expenses and selling and marketing expenses. The following table sets forth the two components of our operating expenses, both in absolute amount and as a percentage of net revenues for the periods indicated.

	Fiscal Years Ended December 31,
	2010			2011			2012
	(All amounts are in thousands of U.S. Dollars, except percentages)
	Amount	%		Amount	%		Amount	%
Net revenues	$230,505	100.0%		$270,624	100.0%		$286,742	100.0%
Operating expenses
General and administrative expenses	(24,646)	(10.7%	)	(22,004)	(8.1%	)	(21,842)	(7.6%	)
Selling and marketing expenses	(18,112)	(7.9%	)	(18,238)	(6.7%	)	(17,995)	(6.3%	)
Impairment of goodwill	-	-		(1,003)	(0.4%	)	(20,611)	(7.2%	)
Impairment of intangible assets	(1,000)	(0.4%	)	(656)	(0.2%	)	(9,583)	(3.3%	)
Total operating expenses	$(43,758)	(19.0%	)	$(41,901)	(15.4%	)	$(70,031)	(24.4%	)

We expect that our operating expenses will further increase in the future as we expand our network and operations and enhance our sales and marking activities.

General and Administrative Expenses

General and administrative expenses were equal to 10.7%, 8.1% and 7.6% of our net revenues for the years ended December 31, 2010, 2011 and 2012, respectively. Our general and administrative expenses included share-based compensation expenses of $5.5 million, $3.2 million and 2.6 million in the fiscal years ended December 31, 2010, 2011 and 2012, respectively. General and administrative expenses consisted primarily of office and utility expenses, salaries and benefits for general management, finance and administrative personnel, bad debt provisions, depreciation of office equipment, public relations related expenses and other administration related expenses.

Selling and Marketing Expenses

Selling and marketing expenses accounted for 7.9%, 6.7% and 6.3% of our net revenues for the years ended December 31, 2010, 2011 and 2012, respectively. Our selling and marketing expenses consisted primarily of salaries and benefits for our sales and marketing personnel, office and utility expenses related to our selling and marketing activities, travel expenses incurred by our sales personnel, expenses for the promotion, advertisement and sponsorship of media events, and other sales and marketing related expenses.

Impairment of goodwill

For purposes of evaluating goodwill impairment, we have four reporting units: the advertising media in air travel areas, the advertising media in gas station, the outdoor advertising media and the fire station advertising media, and have determined to perform the annual impairment tests on December 31 of each year. We recognized nil, $1.0 million and $20.6 million for impairment of goodwill for the years ended December 31, 2010, 2011 and 2012, respectively. Applying discounted cash flows for our 2012 annual impairment test, the estimated fair value of the air travel areas and outdoor advertising media was below the carrying amount of our net assets. We impaired all goodwill related to air travel areas reporting unit and outdoor media advertising media reporting unit and incurred an impairment loss of $20.6 million in 2012.

Impairment of intangible assets

We evaluate the recoverability of our long-lived assets, including intangible assets with definite life, whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable and have determined to perform the annual impairment tests on December 31 of each year. We recognized $1.0 million, $0.7 million and $9.6 million for impairment of intangible assets for the years ended December 31, 2010, 2011 and 2012, respectively. Due to the fact that actual sales and profits for air travel areas and outdoor advertising media were below forecast in the year ended December 31, 2012, the future undiscounted cash flow that the finite-lived intangible assets were expected to generate were less than the carrying amount as of December 31, 2012 and we recognized an impairment loss of $9.6 million for the year ended December 31, 2012 based on the excess of carrying amount over the fair value of the assets.

Taxation

Cayman Islands. We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Hong Kong. We did not record any Hong Kong profits tax for the years ended December 31, 2010, 2011 and 2012 on the basis that our Hong Kong subsidiaries did not have any assessable profits arising in or derived from Hong Kong for 2010, 2011 and 2012. Dividends from our Hong Kong subsidiary to us are exempt from withholding tax.

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

AM Technology was recognized as a HNTE under the new rules and therefore, it is entitled to enjoy a preferential EIT rate of 15%. It was also eligible for a 50% tax reduction from 2009 to 2010 under the applicable tax laws and regulations that were in effect before January 1, 2008, the date the EIT Law came into effect. As a result, AM Technology was subject to an EIT rate of 7.5% in 2009 and 2010. In September 14, 2011, AM Technology received a new HNTE certificate. As a result, AM Technology was subject to an EIT rate of 15% in 2011 and 2012 and is expected to be subject to an EIT rate of 15% as long as it maintains its tax status as a HNTE.

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

Shenzhen AM was subject to a 15% preferential tax EIT rate in 2007 as it is located in Shenzhen and then was subject to EIT on its taxable income from 2008 at the gradual rate as set out in Circular 39. Since Shenzhen AM is also qualified as a “manufacturing foreign-invested enterprise” incorporated prior to the effectiveness of the EIT Law, it is further entitled to a two-year exemption from EIT for years 2008 and 2009 and preferential rates of 11%, 12% and 12.5% for the years 2010, 2011 and 2012, respectively. Shenzhen AM will be subject to EIT at a rate of 25% from 2013 onwards.

Hainan Jinhui is subject to EIT on the taxable income at the gradual rate, which is 18% in 2008, 20% in 2009, 22% in 2010, 24% in 2011, and 25% in 2012, respectively, according to Circular 39.

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

Revenue Recognition

Our revenues are derived from selling advertising time slots on our advertising networks, primarily air travel advertising network. For the years ended December 31, 2010, 2011 and 2012, the advertising revenues were generated from digital frames in airports, digital TV screens in airports, digital TV screens on airlines, traditional media in airports, gas station media network and other media.

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

Non-monetary Exchanges

We occasionally exchange advertising time slots and locations with other entities for assets or services, such as equipment and other assets. The amount of assets and revenue recognized is based on the fair value of the advertising provided or the fair value of the transferred assets, whichever is more readily determinable. The amounts of revenues recognized for nonmonetary transactions were $1.2 million, $2.8 million and $1.3 million for the years ended December 31, 2010, 2011 and 2012, respectively. No direct costs are attributable to the revenues.

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

From time to time, we and certain advertising agencies may renegotiate and mutually agree, as permitted by applicable laws, to extinguish existing agency fee liabilities as calculated under the terms of existing contracts. Such extinguishments are recorded as a reduction in cost of sales in the period the renegotiations are finalized. During the years ended December 31, 2010, 2011 and 2012, reversals in cost of sales as a result of renegotiated agency fees amounted to nil, nil, and $6.4 million , respectively.

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

We incurred impairment loss on goodwill of nil, $1.0 million and $20.6 million for the years ended December 31, 2010, 2011 and 2012, respectively. As a result, we do not have any goodwill left for any reporting until now and will not incur any more impairment loss on good will in the future.

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

We have determined to perform the annual impairment tests on December 31 of each year. We recognized an impairment loss of intangible assets of $9.6 million for the year ended December 31, 2012.

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

Business tax and other sale related taxes

Our PRC subsidiaries and VIEs are subject to business tax and other sale related taxes at the rate of 8.5% on total revenues after deduction of certain costs of revenues permitted by the PRC tax laws.

Value Added Tax ("VAT")

Our PRC subsidiaries are subject to value-added tax at a rate of 6% on revenues from advertising services and paid after deducting input VAT on purchases. The net VAT balance between input VAT and output VAT is reflected in the account under other taxes payable.

In July 2012, the Ministry of Finance and the State Administration of Taxation jointly issued a circular regarding the pilot collection of VAT in lieu of business tax in certain areas and industries in the PRC. Such VAT pilot program was gradually implemented in Beijing, Jiangsu, Anhui, Fujian, Guangdong, Tianjin, Zhejiang, and Hubei between September and December 2012. Starting from September 1, 2012, certain of our subsidiaries and VIEs became subject to VAT at the rates of 6% or 3% on certain service revenues which were previously subject to business tax. The amount of VAT included as a deduction to revenue amounted to $8.8 million for the year ended December 31, 2012.

Share-based Compensation

Share-based payment transactions with employees are measured based on the grant date fair value of the equity instrument issued, and recognized as compensation expenses over the requisite service periods based on a straight-line method, with a corresponding impact reflected in additional paid-in capital.

Share-based payment transactions with non-employees are measured based on the fair value of the options as of each reporting date through the measurement date, with a corresponding impact reflected in additional paid-in capital.

Comprehensive income/(loss)

Comprehensive income/(loss) includes net income/(loss) and foreign currency translation adjustments. Our consolidated financial statements have been adjusted for the retrospective application of the authoritative guidance regarding presentation of comprehensive income. Beginning January 1, 2012, we presented our consolidated statements of comprehensive income in two separate but consecutive statements.

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

	Years Ended December 31,
	2010	2011	2012
	(All amounts in thousands of U.S. Dollars, except share, per share and per ADS data)
Consolidated Statement of Operations Data:
Revenues:
Air Travel Media Network
Digital frames in airports	$113,196	$126,539	$137,342
Digital TV screens in airports	28,905	21,937	13,731
Digital TV screens on airplanes	27,564	26,734	26,612
Traditional media in airports	48,418	73,535	83,478
Other revenues in air travel	4,063	6,416	7,346
Gas Station Media Network	3,664	12,873	14,217
Other Media	10,650	9,787	10,239
Total revenues	236,460	277,821	292,965
Business tax and other sales tax	(5,955)	(7,197)	(6,223)
Net revenues	230,505	270,624	286,742
Cost of revenues	(197,908)	(244,470)	(250,606)
Gross profit	32,597	26,154	36,136
Operating expenses:
Selling and marketing (including share- based compensation of $ $2,424, $1,422 and $859 in 2010, 2011 and 2012, respectively)	(18,112)	(18,238)	(17,995)
General and administrative (including share-based compensation of $5,547, $3,192 and $2,643in 2010, 2011 and 2012, respectively)	(24,646)	(22,004)	(21,842)
Impairment of goodwill	-	(1,003)	(20,611)
Impairment of intangible assets	(1,000)	(656)	(9,583)
Total operating expenses	(43,758)	(41,901)	(70,031)
Loss from operations	(11,161)	(15,747)	(33,895)
Interest income	694	1,242	1,355
Gain on remeasurement of fair value of cost and equity method investments (net)	919	-	-
Other income, net	940	1,848	2,770
Income tax benefits (expenses)	735	(266)	(2,493)
Less: Net (loss)/income attributable to noncontrolling interests	(2,666)	(3,084)	487
Share of income on equity method investments	290	243	22
Net loss attributable to AirMedia Group Inc.'s shareholders	$(4,917)	$(9,596)	$(32,728)

The following table presents selected operating data for the years ended December 31, 2010, 2011 and 2012, respectively.

	Years Ended December 31,
	2010	2011	2012
Selected Operating Data:
Digital frames in airports
Number of airports in operation	34	34	34
Number of digital frames in our network airports as of year end	3,466	3,092	3,403
Number of time slots available for sale(1)	132,340	139,252	131,060
Number of time slots sold(2)	46,887	46,399	49,558
Utilization rate(3)	35.4%	33.3%	37.8%
Average advertising revenue per time slot sold(4)	$2,414	$2,727	$2,771
Digital TV screens in airports
Number of airports in operation	38	36	34
Number of screens in our network airports as of year end	2,215	2,104	2,579
Number of time slots available for sale(5)	94,050	74,028	67,592

	Years Ended December 31,
	2010	2011	2012
Number of time slots sold(2)	26,216	14,439	23,385
Utilization rate(3)	27.9%	19.5%	34.6%
Average advertising revenue per time slot sold(4)	$1,103	$1,519	$587
Digital TV screens on airplanes
Number of airlines in operation	9	9	9
Number of time slots available for sale(5)	1,646	1,656	1,776
Number of time slots sold(2)	1,203	896	781
Utilization rate(3)	73.1%	54.1%	44.0%
Average advertising revenue per time slot sold(4)	$22,913	$29,837	$34,074
Traditional media in airports
Numbers of locations available for sale(6)	2,887	3,621	3,751
Numbers of locations sold(7)	1,833	2,559	2,461
Utilization rate(8)	63.5%	70.7%	65.6%
Average advertising revenue per location(9)	$26,415	$28,736	$33,920
____________________
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

(2)

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

(3)

Number of time slots for digital frames, digital TV screens in airports or digital TV screens on airplanes sold refers to the number of 12- second equivalent advertising time units for digital frames in airports or 30-second equivalent advertising time units for digital TV screens in airports and digital TV screens on airplanes sold during the period presented.

(4)

Utilization rate refers to total time slots for digital frames in airports, digital TV screens in airports and digital TV screens on airplanes sold as a percentage of total time slots available for sale during the relevant period.

(5)

Average advertising revenue per time slot sold for digital TV screens in airports, digital TV screens on airplanes and digital frames in airports is calculated by dividing our revenues derived from digital frames in airports, digital TV screens in airports and digital TV screens on airplanes by its own number of time slots sold, respectively.

(6)

We define a time slot for digital TV screens as a 30-second equivalent advertising time unit for digital TV screens in airports and digital TV screens on airplanes, which is shown during each advertising cycle on a weekly basis in a given airport or on a monthly basis on the routes of a given airline, respectively. Our airport advertising programs are shown repeatedly on a daily basis during a given week in one -hour cycles and each hour of programming includes 25 minutes of advertising content, which allows us to sell a maximum of 50 time slots per week. The number of time slots available for our digital TV screens in airports during the period presented is calculated by multiplying the number of time slots per week per airport by the number of weeks during the period presented when we had operations in each airport and then calculating the sum of all the time slots available for each of our network airports. The length of our in-flight programs typically ranges from approximately 45 minutes to an hour per flight, approximately five to 13 minutes of which consist of advertising content. The number of time slots available for our digital TV screens on airplanes during the period presented is calculated by multiplying the time slots per airline per month by the number of months during the period presented when we had operations on each airline and then calculating the sum of all the time slots for each of our network airlines.

(7)

We define the number of locations available for sale in traditional media as the sum of (1) the number of light boxes and billboards in Beijing, Shenzhen, Wenzhou and certain other airports, and (2) the number of gate bridges in airports where we have concession rights to place advertisements on gate bridges.

(8)

Number of locations sold is defined as the sum of (1) the number of light boxes and billboards sold and (2) the number of gate bridges sold. To calculate the number of light boxes and billboards sold in a given airport, we first calculate the "utilization rates of light boxes and billboards" in such airport by dividing the "total value of light boxes and billboards sold" in such airport by the "total value of light boxes and billboards" in such airport. The "total value of light boxes and billboards sold" in a given airport is calculated as the respective daily listing prices of light boxes and billboards sold multiplied by their respective number of days sold during the period presented. The "total value of light boxes and billboards" in a given airport is calculated as the sum of listing prices of all the light boxes and billboards during the period presented. The number of light boxes and billboards sold in a given airport is then calculated as the number of light boxes and billboards available for sale in such airport multiplied by the utilization rates of light boxes and billboards in such airport. The number of gate bridges sold in a given airport is counted based on the contracts.

(9)	Utilization rate for traditional media in airports refers to total locations sold as a percentage of total locations available for sale during the period presented.

(10)	Average advertising revenue per location sold is calculated by dividing the revenues derived from all the locations sold by the number of locations sold during the period presented.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Net Revenues. Our net revenues increased by 6.0% from $270.6 million in 2011 to $286.7 million in 2012. The increase was primarily due to an increase in revenue from several our business sections, including digital frames in airports, traditional media in airports, gas station media network and other media.

Revenues from digital frames in airports: Revenues from digital frames in airports for fiscal year 2012 increased by 8.5% from $126.5 million in 2011 to $137.3 million in 2012 due to an increase in revenues from the rapidly growing product line of mega-size LED screens and our continued sales efforts.

We operated our digital frames in 34 airports as of December 31, 2012 which remained unchanged during fiscal year 2012. However, the number of digital frames advertising time slots available for sale in airports decreased by 5.9% from 139,252 in 2011 to 131,060 in 2012, while the number of time slots sold increased by 6.8% from 46,399 in 2011 to 49,558 in 2012. Our utilization rate for digital frames in airports increased from 33.3% in 2011 to 37.8% in 2012 due to the increase in the number of time slots sold and the decrease in the number of time slots available for sale. The average advertising revenue of digital frames increased by 1.6% from $2,727 in 2011 to $2,771 in 2012 due to lower discounts offered in 2012 than in 2011.

Revenues from digital TV screens in airports: Revenues from digital TV screens in airports decreased by 37.4% to $13.7 million in 2012 from $21.9 million in 2011 due to a decline in demand from advertisers as a result of competition from our other product lines and the fact that, with the rapid development of mobile internet, people pay more attention to their cell phones instead of digital TV screens.

The number of time slots sold for 2012 increased by 62.0% year-over-year to 23,385 time slots primarily due to a decrease in the average selling prices of digital TV screens in airports. The number of time slots available for sale for 2012 decreased by 8.7% year-over-year to 67,592 time slots in 2012 primarily due to the termination of operations of digital TV screens in certain airports. Utilization rate of digital TV screens in airports for fiscal year 2012 increased to 34.6% from 19.5% in 2011 primarily due to the increase in the number of time slots sold and the decrease in the time slots available for sale. The average selling price of digital TV screens in airports decreased by 61.4% to $587 in 2012 from $1,519 in 2011 primarily due to higher discounts offered in 2012 than in 2011.

Revenues from digital TV screens on airplanes: Revenues from digital TV screens on airplanes decreased by 0.5% to $26.6 million in 2012 from $26.7 million in 2011.

The number of time slots sold decreased by 12.8% to 781 time slots in 2012 from 896 time slots in 2011 due to a drop in demand caused by an increase in the average selling price of digital TV screens on airplanes in fiscal year 2012 than in fiscal year 2011. The number of time slots available for sale increased by 7.2% to 1,776 time slots in 2012 from 1,656 time slots in 2011. Utilization rate decreased to 44.0% in 2012 from 54.1% in 2011 primarily due to the decrease in the number of time slots sold and the increase in the number of time slots available for sale. The average selling price of digital TV screens on airplanes increased by 14.2% to $34,074 in 2012 from $29,837 in 2011 primarily due to lower discounts offered in 2012 than in 2011.

Revenues from traditional media in airports: Revenues from traditional media in airports increased by 13.5% to $83.5 million in 2012 from $73.5 million in 2011. The increase was primarily due to our continued sales efforts and an increase in listing prices of many locations in 2012.

The number of locations sold decreased by 3.8% to 2,461 locations in 2012 from 2,559 in 2011. The number of locations available increased by 3.6% to 3,751 locations in 2012 from 3,621 in 2011, primarily due to the commencement of operations in additional airports. The utilization rate of traditional media decreased by 5.1% to 65.6% in 2012 from 70.7% in 2011 due to the decrease in the number of locations sold and the increase in the number of locations available for sale. The average selling price of traditional media in airports increased by 18.0% to $33,920 in 2012 from $28,736 in 2011 primarily due to an increase in the listing prices of some traditional media in 2012, lower discounts offered in 2012 than in 2011, and more locations with higher listing prices sold in 2012 than in 2011

Revenues from the gas station media network: Revenues from the gas station media network increased by 10.4% to $14.2 million from $12.9 million in 2011 due to our continued sales efforts and advertisers' continually growing acceptance of our gas station media network.

Revenues from other media: Revenues from other media were primarily revenues from AM Outdoor which was acquired by our variable interest entity, AM Advertising, in January 2011, which operates unipole signs and other outdoor media across Beijing. Revenues from other media for fiscal year 2012 increased by 4.6% year-over-year to $10.2 million in 2012 from $9.8 million in 2011, primarily due to our continued sales efforts.

Cost of Revenues. Our cost of revenues increased by 2.5% from $244.5 million in 2011 to $250.6 million in 2012, primarily due to the increased concession fees partially offset by lower agency fees for third-party advertising agencies. The year-over-year decrease in agency fees was primarily due to a partial reversal of certain previously accrued agency fees of $6.4 million that were waived by the related agents. Our cost of revenues as a percentage of our net revenues decreased from 90.3% in 2011 to 87.4% in 2012. Concession fees increased 11.1% from $160.2 million in 2011 to $178.0 million in 2012, primarily due to newly signed and renewed concession contracts entered into in 2012. Concession fees as a percentage of net revenues increased from 59.2% in 2011 to 62.1% in 2012.

Operating Expenses. Our operating expenses increased by 67.1% from $41.9 million in 2011 to $70.0 million in 2012. Our total operating expenses in 2011 included share-based compensation expenses of $4.6 million while our total operating expenses in 2012 included share-based compensation expenses of $3.5 million.

  Selling and Marketing Expenses. Our selling and marketing expenses decreased by 1.3% from $18.2 million in 2011 (including $1.4 million of share-based compensation expenses) to $18.0 million in 2012 (including $0.9 million of share-based compensation expenses) mainly due to the decrease in the share- based compensation expenses.

  General and Administrative Expenses. Our general and administrative expenses decreased by 0.7% from $22.0 million (including $3.2 million of share-based compensation expenses) in 2011 to $21.8 million (including $2.6 million of share-based compensation expenses) in 2012, primarily due to a decrease in share-based compensation expenses of $0.6 million.

  Impairment for goodwill. We perform the annual impairment tests on December 31 of each year. Applying discounted cash flows for our 2012 annual impairment test, the estimated fair value of the air travel areas and outdoor advertising media was below the carrying amount if its net assets. We impaired all goodwill related to air travel areas reporting unit and outdoor media advertising media reporting unit and incurred an impairment loss of $20.6 million.

  Impairment of intangible assets. We perform the annual impairment tests on December 31 of each year. Due to the fact that actual sales and profits for air travel areas and outdoor advertising media were below forecast in the year ended December 31, 2012, the future undiscounted cash flow that the finite-lived intangible assets were expected to generate were less than the carrying amount as of December 31, 2012 and $9.6 million impairment loss was recognized for the year ended December 31, 2012.

Loss from Operations. We recorded a net loss from operations of $33.9 million in 2012, as compared to a net loss from operations of $15.7 million in 2011 as a cumulative result of the above factors.

Other income, net. We recorded $2.8 million of other income net in 2012 as compared to $1.8 million in 2011. The increase was primarily due to increase in the investment income from short-term investments.

Income Taxes. We recorded $2.5 million of income tax expenses in 2012 as compared to income tax expenses of $266,000 in 2011. Our effective income tax rate changed to negative 8.4% in 2012 from negative 2.1% in 2011.

Net Loss Attributable to Noncontrolling Interests. We recorded $0.5 million in net income attributable to noncontrolling interests in 2012, as compared to $3.1 million in net loss attributable to noncontrolling interests in 2011. The non-controlling interest primarily refers to other shareholders’ minority equity interests in Flying Dragon, Beijing AirMedia Jinshi Advertising Co., Ltd., and Dongding, each majority owned by one of our VIEs.

Net Loss Attributable to AirMedia’s Shareholders. As a result of the foregoing, we had net loss attributable to our shareholders of $32.7 million in 2012, as compared to $9.6 million in 2011.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Net Revenues. Our net revenues increased by 17.4% from $230.5 million in 2010 to $270.6 million in 2011. The increase was primarily due to an increase in revenue from several of our business sections including digital frames in airports, traditional media in airports, and our gas station media network.

Revenues from digital frames in airports: Revenues from digital frames in airports for fiscal year 2011 increased by 11.8% from $113.2 million in 2010 to $126.5 million in 2011 due to an increase in the average selling price of digital frames in airports.

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

The number of locations sold increased by 39.6% to 2,559 locations in 2011 from 1,833 in 2010 due to our sales efforts in 2011. The number of locations available increased by 25.4% to 3,621 locations in 2011 from 2,887 in 2010, primarily due to the newly signed contracts for billboards and light boxes on the gate bridges at Terminal 3 of Beijing Capital International Airport, in Wenzhou Yongqiang Airport, and in some other airports. The utilization rate of traditional media increased by 7.2% to 70.7% in 2011 from 63.5% in 2010 due to the increase in the number of locations sold, which was partially offset by the increase in the number of locations available for sale. The average selling price of traditional media in airports increased by 8.8% to $28,736 in 2011 from $26,415 due to lower discounts offered in 2011 than in 2010 and more locations with higher listing prices sold in 2011 than in 2010.

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

Income Taxes. We recorded $266,000 of income tax expenses in 2011 as compared to income tax benefits of $735,000 in 2010. Our effective income tax rate changed to -2.1% in 2011 from 8.5% in 2010 because the accumulated net operating loss carryforwards of one of our PRC subsidiaries may not be realized in the future, which caused a higher valuation allowance to be recognized in 2011 as compared to 2010.

Net Loss Attributable to Noncontrolling Interests. We recorded $3.1 million in net loss attributable to noncontrolling interests in 2011, as compared to $2.7 million in net loss attributable to noncontrolling interests in 2010. The non-controlling interest primarily refers to other shareholders’ minority equity interests in Flying Dragon, Beijing AirMedia Jinshi Advertising Co., Ltd., and Dongding, each majority owned by one of our VIEs.

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

On June 7, 2011, the Board of Directors voted to adjust the exercise price of the stock options which were granted on March 22, 2011 from $2.30 per share to $1.57 per share. The fair value of the options on June 7, 2011, the modification date, was $0.75 per option, calculated using the Black-Scholes model based on the closing market price of the ordinary shares of the Company on that date. The incremental compensation cost of the re-priced options was $0.3 million, with $0.1 million recognized as compensation cost during 2011 and $0.2 million to be recognized as expense over the remaining vesting period.

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

On September 1, 2012, the Board of Directors approved to grant options to an employee of our company, under the 2007 Share Incentive Plan, to purchase an aggregate of 1,857,538 ordinary shares of our company, at an exercise price of $0.72 per ordinary share. One twelfth of the options will vest each quarter starting from September 4, 2012. The expiration date will be 5 years from the grant date.

In September 2012, the former chief financial officer of our company resigned. Of the 600,000 options granted to her on March 22, 2011, 300,000 were vested through her date of resignation. In conjunction with her resignation, she signed a supplementary agreement with us, pursuant to which the Company granted her 100,000 options that are immediately exercisable and 200,000 options that would vest through September 22, 2013. During the vesting period, she would provide consulting service as a consultant. For the 100,000 immediately exercisable options, a measurement date was reached upon grant and we immediately recognized $35,000 into expense, which is equal to the fair value of the options as of September 30, 2012. For the 200,000 options that will vest through September 22, 2013, we will recognize expense based on the fair value of the options as of each reporting date through the measurement date, or September 23, 2013. For the year ended December 31, 2012, we recognized $19,000 expense for these options.

On October 10, 2012, the Board of Directors approved the Company to extend the expiration date of the options granted on July 2, 2007, November 29, 2007 and July 10, 2009 to November 29, 2015. Modified awards are viewed as an exchange of the original award for a new award. As a result, an incremental fair-value-based measure of the modified award was recorded as compensation cost on the date of modification for vested awards. The fair value of the stock options, which was $0.33 per share as of the modification date, was estimated using the Black-Scholes model. The incremental compensation cost of the modified award was approximately $449,000, which was immediately recognized as a one-time expense on the modification date.

On November 30, 2012, the Board of Directors adopted the 2012 Share Incentive Plan (the "2012 Option Plan"), which allows the Company to grant restricted shares or options and other awards for the issuance of up to 6,000,000 ordinary shares of the Company subject to vesting requirements.

On November 1 and November 30, 2012, and in exchange for film industry strategy advisory services, the Company granted options to a consultant under the 2007 Option Plan and the 2012 Option Plan to purchase 20,000 and 60,000 ordinary shares of the Company at an exercise price of $1.11 per ordinary share. The 20,000 share options vests immediately and one-third of the 60,000 share options will vest on February 1, May 1 and August 1, 2013.

The fair value of each option granted was estimated on the date of grant/modification using the Black-Scholes option pricing model.

We recorded share-based compensation of $8.0 million, $4.6 million and $3.5 million for the years ended December 31, 2010, 2011 and 2012, respectively.

Inflation

Historically inflation has not had a significant effect on our business. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in China was 3.3%, 5.4% and 2.6% in the years 2010, 2011 and 2012, respectively. In 2012, China’s inflation has been regarded as relatively high.

The higher inflation in 2012 has caused an increase in our operation expenses due to an increase in employee salaries and benefits. Although it has not materially impacted our results of operations in 2012, we can provide no assurance that we will not be affected in the future by potentially higher rates of inflation in China. For example, certain operating costs and expenses, such as employee compensation and office operating expenses, may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

B. Liquidity and Capital Resources

To date, we have financed our operations primarily through internally generated cash, the sale of preferred shares in private placements and the proceeds we received from our initial public offering. As of December 31, 2012, we had approximately $73.6 million in cash. We generally deposit our excess cash in interest bearing bank accounts. Although we consolidate the results of our VIEs in our consolidated financial statements, we can only receive cash payments from them pursuant to our contractual arrangements with them and their shareholders. See Item 4, “Information on the Company — C. Organizational Structure.” Our principal uses of cash primarily include capital expenditures, contractual concession fees, business acquisitions, share repurchases, and other investments and, to a lesser extent, salaries and benefits for our employees and other operating expenses. We expect that these will remain our principal uses of cash in the foreseeable future. We may also use additional cash to fund strategic acquisitions.

Cash Flow

The following table shows our cash flows with respect to operating activities, investing activities and financing activities for the years ended December 31, 2010, 2011 and 2012:

	Years Ended December 31,
	2010	2011	2012
	(in thousands of U.S. Dollars)
Net cash provided by operating activities	$10,626	$17,932	$20,230
Net cash used in investing activities	(30,368)	(5,192)	(57,006)
Net cash provided by (used in) financing activities	72	(10,919)	(3,260)
Effect of exchange rate changes	2,421	4,408	936
Net (decrease)/increase in cash	(19,670)	6,229	(39,100)
Cash at the beginning of the year	123,754	106,505	112,734
Cash at the end of the year	106,505	112,734	73,634

Operating Activities

Net cash provided by operating activities was $20.2 million for the year ended December 31, 2012. This was primarily attributable to (1) certain non-cash expenses that did not result in cash outflow, principally depreciation and amortization of $24.0 million, impairment loss of goodwill of $20.6 million, impairment loss of intangible assets of $9.6 million, loss on disposal of property and equipment of $1.2 million, allowance for doubtful accounts of $1.2 million and share-based compensation of $3.5 million, (2) an increase of $8.3 million in accounts payable, and (3) an increase of $6.6 million in deferred revenues. The foregoing was partly offset by (1) an increase of $8.6 million in accounts receivable and (2) an increase of $7.0 million in long-term deposits.

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

Net cash provided by operating activities was $10.6 million for the year ended December 31, 2010. This was primarily attributable to (1) certain non-cash expenses that did not result in cash outflow, principally depreciation and amortization of $23.5 million, allowance for doubtful accounts of $2.2 million and share-based compensation of $8.0 million, (2) a decrease of $21.1 million in accounts receivable, and (3) a decrease of $3.9 million in prepaid concession fees under our concession rights contracts with airports and airlines.

Accounts Receivable

Our gross accounts receivable balance increased by $9.7 million, or approximately 10.1%, from $96.1 million as of December 31, 2011 to $105.8 million as of December 31, 2012. Our allowance for doubtful accounts increased from $3.3 million as of December 31, 2011 to $4.6 million as of December 31, 2012. The net effect of these changes resulted in an increase of net accounts receivable of $8.4 million, or approximately 9.0%, from $92.8 million for the year ended December 31, 2011 to $101.2 million for the year ended December 31, 2012. Our revenues increased by $15.2 million, or approximately 5.5%, from $277.8 million in 2011 to $293.0 million in 2012. The rate of increase for net accounts receivables (9.0%) is slightly higher than the rate of increase for net revenues (6.0%), mainly because traditional media increased from $73.5 million to $83.5 million and the credit term for traditional media is six to twelve months and longer than the average credit term. As of December 31, 2012, our net accounts receivable balance aged less than and greater than six months was $84.7 million and $16.5 million, respectively. In general, our accounts receivable increased as a direct result of the increase in our revenues.

Our gross accounts receivable balance increased by $16.0 million, or approximately 20.0%, from $80.1 million to $96.1 million as of December 31, 2010 and 2011, respectively. Our allowance for doubtful accounts declined from $17.6 million to $3.3 million as of December 31, 2010 and 2011, respectively. The net effect of these changes resulted in an increase of net accounts receivable of $30.3 million, or approximately 48.6%, from $62.5 million to $92.8 million as of the year ended December 31, 2010 and 2011, respectively. Our revenues increased by $41.3 million, or approximately 17.5%, from $236.5 million to $277.8 million. In general, our accounts receivable increased as a direct result of the increase in our revenues. However, the reasons for the rate of increase for net accounts receivables (48.6%) exceeding the rate of increase for net revenues (17.4%) are set forth below.

Our revenues have fluctuated and may continue to fluctuate significantly from period to period, primarily due to the seasonality of air travel, consumer spending and corresponding advertising trends in China. Air travel and advertising spending in China generally tend to increase during the second half of the year and tend to decrease during the first quarter of each year.

As a result of the earthquakes and tsunamis Japan experienced in the first quarter of 2011, many of our major automobile manufacturer customers temporarily suspended their advertising activities until the latter half of 2011. Revenues recognized during the third and fourth quarters increased by $26.5 million, or approximately 20.2%, to $157.9 million from $131.4 million for the fiscal years 2011 and 2010, respectively. The average credit term we provide to our digital media customers is approximately six months. The credit terms we provide to our traditional media and other customers range from six to twelve months. In other words, as of December 31, 2011, the accounts receivable balance consists mainly of sales recognized in the second half of 2011. As of December 31, 2011, our net accounts receivable balance aged less than and greater than six months was $79.4 million and $13.4 million, respectively.

To the extent we need to convert our Renminbi assets and liabilities into U.S. dollars, depreciation of the Renminbi against the U.S. dollar would have an impact on our financial statements. The spot rate decreased from 6.29 to 6.23 Renminbi against 1 U.S. dollar, or a depreciation of approximately 1.01%, from December 31, 2011 to 2012. This strengthening of the Renminbi contributed to a $1.1 million increase in the value of our accounts receivable as of December 31, 2012.

The spot rate decreased from 6.6 to 6.29 Renminbi against 1 U.S.dollar, or a depreciation of approximately 4.7%, from December 31, 2010 to 2011, respectively. This 4.7% strengthening of the Renminbi contributed to a $4.4 million increase in the value of our accounts receivable as of December 31, 2011.

Allowance for Doubtful Accounts

Our policy for the allowance for doubtful accounts is discussed in our Critical Accounting Policies on page F-24.

Our allowance for doubtful accounts increased from $3.3 million as of December 31, 2011 to $4.6 million as of December 31, 2012, as we charged approximately $1.2 million to expenses based on continuous monitoring and our best estimate of the uncollectible accounts.

Our allowance for doubtful accounts declined from $17.6 million as of December 31, 2010 to $3.3 million as of December 31, 2011, as we wrote off approximately $17.3 million in accounts receivables during 2011. In 2009, at the beginning of the global economic recession, many of our multinational corporation clients reduced their advertising budgets, which negatively impacted our business. In response, we provided services to some new and relatively small domestic advertising agencies and clients in 2009. All sales to these clients met the criteria for revenue recognition. The overall decline in the economy led to the creation of certain doubtful accounts for these new clients. Of the $14.8 million balance of allowance for doubtful accounts as of December 31, 2009, a $13.3 million provision was recorded during the same year. We had been continually making efforts to collect accounts receivable associated with these doubtful accounts, but some of these clients, heavily impacted by the economic downturn in 2009, only made partial payments to us in 2010 while others did not make payment at all. In 2011, we wrote off the doubtful accounts which we believed would be unlikely to be settled.

Since June 1, 2010, we adopted a stricter credit policy with enhanced procedures designed to ensure more thorough background checks and credit reviews are performed before accepting new customers. This includes requiring advance payments from certain customers. We expect that the enhanced credit policy and procedures will help us mitigate risks associated with bad debts in the future.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2012 amounted to $57.0 million, mainly as a result of our purchase of $42.5 million of held-to-maturity securities, purchase of property and equipment for $9.3 million, a payment of $2.2 million for equity investments in Xinghe Union, Shibo Movie, and Guangxi Dingyuan Advertising Co., Ltd., restricted cash of $1.6 million, and an increase in loans from a third party of $1.6 million, which was partially offset by $0.1 million in proceeds from the disposal of property and equipment.

Net cash used in investing activities for the year ended December 31, 2011 amounted to $5.2 million, mainly as a result of our purchase of property and equipment for $4.2 million and a payment of $3.0 million for contingent consideration in connection with a business combination, which was partially offset by (1) $0.7 million contributed from the restricted cash, (2) proceeds from short-term investments of $1.0 million, and (3) $0.2 million of proceeds from disposal of property and equipment.

Net cash used in investing activities for the year ended December 31, 2010 amounted to $30.4 million, mainly as a result of (1) $17.2 million for business acquisition, (2) $5.3 million for investment restricted cash, and (3) our purchase of property and equipment for $8.9 million.

Capital Expenditures

Our capital expenditures were made primarily to purchase digital TV screens, digital frames and associated equipment for our network, including network construction for our gas station media network. We also exchange advertising time slots with other entities for digital TV screens and other equipment through barter transactions.

Our capital expenditures were $8.9 million, $4.2 million and $9.3 million in 2010, 2011 and 2012, respectively. The expected capital expenditure in 2013 would be $20.0 million.

We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures for the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from lending institutions.

Financing Activities

Net cash used in financing activities amounted to $3.3 million for the year ended December 31, 2012, as a result of $3.4 million used for repurchased shares, which was offset by $0.1 million in proceeds from stock option exercises.

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

Recently Issued Accounting Pronouncements

Recently adopted accounting pronouncements

In May 2011, the Financial Accounting Standards Board (the "FASB") issued an authoritative pronouncement on fair value measurement. The guidance is the result of joint efforts by the FASB and International Accounting Standards Board to develop a single, converged fair value framework. The guidance is largely consistent with existing fair value measurement principles in US GAAP. The guidance expands the existing disclosure requirements for fair value measurements and makes other amendments, mainly including:

•      Highest-and-best-use and valuation-premise concepts for nonfinancial assets-the guidance indicates that the highest-and-best-use and valuation-premise concepts only apply to measuring the fair value of nonfinancial assets.

•      Application to financial assets and financial liabilities with offsetting positions in market risks or counterparty credit risk-the guidance permits an exception to fair value measurement principles for financial assets and financial liabilities (and derivatives) with offsetting positions in market risks or counterparty credit risk when several criteria are met. When the criteria are met, an entity can measure the fair value of the net risk position.

•      Premiums or discounts in fair value measure-the guidance provides that premiums or discounts that reflect size as a characteristic of the reporting entity's holding (specifically, a blockage factor that adjusts the quoted price of an asset or a liability because the market's normal daily trading volume is not sufficient to absorb the quantity held by the entity) rather than as a characteristic of the asset or liability (for example, a control premium when measuring the fair value of a controlling interest) are not permitted in a fair value measurement.

•      Fair value of an instrument classified in a reporting entity's stockholders' equity-the guidance prescribes a model for measuring the fair value of an instrument classified in stockholders' equity; this model is consistent with the guidance on measuring the fair value of liabilities.

•      Disclosures about fair value measurements-the guidance expands disclosure requirements, particularly for Level 3 inputs. Required disclosures include:

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

The guidance is to be applied prospectively and is effective for interim and annual periods beginning after December 15, 2011, for public entities. Early application by public entities is not permitted. The adoption of this guidance did not have a significant effect on our consolidated financial statements.

In June 2011, the FASB issued an authoritative pronouncement to require an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. The guidance does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The guidance should be applied retrospectively. For public entities, the guidance is effective for fiscal years and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. In December 2011, the FASB issued an authoritative pronouncement related to deferral of the effective date for amendments to the presentation of reclassifications of items out of accumulated other comprehensive income. This guidance allows the FASB to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. While the FASB is considering the operational concerns about the presentation requirements for reclassification adjustments and the needs of financial statement users for additional information about reclassification adjustments, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before update the pronouncement issued in June 2011. We adopted this guidance effective January 1, 2012 and presented the consolidated statements of comprehensive income in two separate but consecutive statements.

In September 2011, the FASB issued an authoritative pronouncement related to testing goodwill for impairment. The guidance is intended to simplify how entities, both public and nonpublic, test goodwill for impairment. The guidance permits an entity to first assess qualitative factors to determine whether it is "more likely than not" that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if a public entity's financial statements for the most recent annual or interim period have not yet been issued. The adoption of this pronouncement did not have a significant effect on our consolidated financial statements, as we chose to directly perform the two-step goodwill impairment test for 2012.

In July 2012, the FASB issued an authoritative pronouncement related to testing indefinite-lived intangible assets, other than goodwill, for impairment. Under the guidance, an entity testing an indefinite-lived intangible asset for impairment has the option of performing a qualitative assessment before calculating the fair value of the asset. If the entity determines, on the basis of qualitative factors, that the fair value of the indefinite-lived intangible asset is not more likely than not (i.e., a likelihood of more than 50 percent) impaired, the entity would not need to calculate the fair value of the asset. The guidance does not revise the requirement to test indefinite-lived intangible assets annually for impairment. In addition, the guidance does not amend the requirement to test these assets for impairment between annual tests if there is a change in events or circumstances; however, it does revise the examples of events and circumstances that an entity should consider in interim periods. The guidance was effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. The adoption of this guidance did not have a significant effect on our consolidated financial statements.

Recently issued accounting pronouncements not yet adopted

In December 2011, the FASB has issued an authoritative pronouncement related to Disclosures about Offsetting Assets and Liabilities. The guidance requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. In January 2013, the FASB further clarifies that ordinary trade receivables and receivables are not in the scope of the authoritative pronouncement and the pronouncement applies only to derivatives, repurchase agreements and reverse purchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with specific criteria contained in the FASB Accounting Standards Codification™ (Codification) or subject to a master netting arrangement or similar agreement. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. We do not expect that the adoption of this guidance will have a significant effect on our consolidated financial statements.

In February 2013, the FASB issued an authoritative pronouncement related to reporting of amounts reclassified out of accumulated other comprehensive income, to improve the transparency of reporting these reclassifications. Other comprehensive income includes gains and losses that are initially excluded from net income for an accounting period. Those gains and losses are later reclassified out of accumulated other comprehensive income into net income.

The guidance expands the exiting disclosure requirement for reporting net income or other comprehensive income in financial statements, including:

•      Present (either on the face of the statement where net income is presented or in the notes) the effects on the line items of net income of significant amounts reclassified out of accumulated other comprehensive income - but only if the item reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period.

•      Cross-reference to other disclosures currently required under U.S. GAAP for other reclassification items (that are not required under U.S. GAAP) to be reclassified directly to net income in their entirety in the same reporting period. This would be the case when a portion of the amount reclassified out of accumulated other comprehensive income is initially transferred to a balance sheet account (e.g., inventory for pension-related amounts) instead of directly to income or expense.

The amendments apply to all public and private companies that report items of other comprehensive income. Public companies are required to comply with these amendments for all reporting periods (interim and annual). The amendments are effective for reporting periods beginning after December 15, 2012, for public companies. Early adoption is permitted. We do not expect the adoption of this pronouncement to have a significant impact on our financial condition or results of operations.

In March 2013, the FASB has issued an authoritative pronouncement related to parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. When a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity, the parent is required to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. We do not expect the adoption of this pronouncement to have a significant impact on our financial condition or results of operations.

For an equity method investment that is a foreign entity, the partial sale guidance still applies. As such, a pro rata portion of the cumulative translation adjustment should be released into net income upon a partial sale of such an equity method investment. However, this treatment does not apply to an equity method investment that is not a foreign entity. In those instances, the cumulative translation adjustment is released into net income only if the partial sale represents a complete or substantially complete liquidation of the foreign entity that contains the equity method investment.

Additionally, the amendments in this pronouncement clarify that the sale of an investment in a foreign entity includes both: (1) events that result in the loss of a controlling financial interest in a foreign entity (i.e., irrespective of any retained investment); and (2) events that result in an acquirer obtaining control of an acquiree in which it held an equity interest immediately before the acquisition date (sometimes also referred to as a step acquisition). Accordingly, the cumulative translation adjustment should be released into net income upon the occurrence of those events.

The amendments in this pronouncement are effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. The amendments should be applied prospectively to derecognition events occurring after the effective date. Prior periods should not be adjusted. Early adoption is permitted. If an entity elects to early adopt the amendments, it should apply them as of the beginning of the entity’s fiscal year of adoption. We do not expect the adoption of this pronouncement to have a significant impact on our financial condition or results of operations

C. Research and Development, Patents and Licenses, Etc.

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

F. Tabular Disclosure of Contractual Obligations

We have entered into operating lease agreements primarily for our office spaces in China. These leases expire through 2015 and are renewable upon negotiation. In addition, the contract terms of our concession rights contracts are usually three to five years. Most of these concession rights expire through 2015 and are renewable upon negotiation. The following table sets forth our contractual obligations and commercial commitments as of December 31, 2012:

		Payments Due by Period
	Total	2013	2014-2015	2016-2017	2018 and thereafter
		(in thousands of U.S. Dollars)
Operating lease agreements	$3,033	$2,049	$984	$—	$—
Concession rights contracts	485,417	176,827	231,050	40,608	36,932
Purchase obligations	28,425	19,998	8,427	—	—
Total	$516,875	$198,874	$240,461	$40,608	$36,932

G. Safe Harbor

See the section headed “Forward-Looking Information.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information regarding our directors and executive officers as of March 31, 2013.

NAME	AGE	POSITION
Herman Man Guo	49	Chairman and Chief Executive Officer
James Zhonghua Feng	42	President and Director
Henry Hin-hung Ho	56	Chief Financial Officer
Qing Xu	52	Director and Executive President
Shichong Shan	81	Independent Director
Donglin Xia	52	Independent Director
Junjie Ding	48	Independent Director
Songzuo Xiang	48	Independent Director
Conor Chia-hung Yang	50	Independent Director
Wei He	38	Chief Public Relations Officer
Tong Wu	45	Chief Strategy Officer

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

Mr. Henry Hin-hung Ho has served as our chief financial officer since September 2012. Prior to joining AirMedia, Mr. Ho was a senior partner at Cornerstone Fund Management, a private equity fund management company based in Tianjin. He has served as a director of several Hong Kong and Shanghai listed companies, including Tasly Pharmaceutical Group Co. Ltd. (stock code: 600535.SH) since March 2009, an independent non-executive director of Larry Jewelry Limited (stock code: 8351.HK) since February 2011, and a non-executive director and an executive director of Mongolia Investment Group Limited (stock code: 402.HK) from April 2011 to June 2012 and from March 2010 to March 2011, respectively. From 2001 to 2008, Mr. Ho worked for several international investment banks as China strategist and/or head of China equity research, including Morgan Stanley, Merrill Lynch, UBS and Lehman Brothers. From 1999 to late 2000, Mr. Ho was a founding partner and a managing director of Atlantis Investment Management (Asia). From 1994 to 1999, Mr. Ho was a director at Baring Asset Management (Asia), and headed its Greater China investment team and served as a part-time member of the Central Policy Unit of the Government of the Hong Kong Special Administrative Region. Mr. Ho holds a degree of Master of Arts in Accounting and Finance from the University of Lancaster, United Kingdom. Mr. Ho is a fellow of the Hong Kong Institute of Certified Public Accountants.

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

Dr. Donglin Xia has served as our independent director since October 2007. Dr. Xia is an accounting professor of the School of Economics and Management, Tsinghua University. He is also an advisor to the Accounting Standard Committee of the Ministry of Finance in China and the deputy chairman of the Section of Basic Accounting Theory of the Accounting Society of China. He served as the head of the accounting department at the School of Economics and Management, Tsinghua University from 1998 to 2000. Dr. Xia currently serves on the board of Shenzhen Development Bank, a bank based in China and listed on the Shenzhen Stock Exchange; UFIDA Software Co., Ltd., a software company based in China and listed on the Shanghai Stock Exchange; and Beyondsoft Corp., a software company based in China and listed on the Shenzhen Stock Exchange. Previously, Dr. Xia served on the board of Huaneng Power International, Inc., a power generation company in China that is listed on the New York Stock Exchange, Shanghai Stock Exchange and Hong Kong Stock Exchange; Shantui Construction Machinery Co., Ltd., a construction equipment company listed on the Shenzhen Stock Exchange in China; and Xinxing Pipes Group, a company manufacturing ductile iron pipes and steel listed on the Shenzhen Stock Exchange in China. Dr. Xia received his Ph.D. degree in economics from the Research Institute of Fiscal Science of the Ministry of Finance in China in 1994.

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

Dr. Songzuo Xiang has served as our independent director since November 2008. He currently serves on the board of China Digital TV Co. Ltd., an NYSE-listed company providing conditional access systems to China’s digital television market. From March 2009 to October 2009 and from July 2000 to July 2009, Dr. Xiang served as chief executive officer and director, respectively, of Ku6 Media Co., Ltd., a NASDAQ-listed company. He previously served as the Deputy Director of the Fund Planning Department at the People’s Bank of China Shenzhen Branch and was an investment manager at Shenzhen Resources & Property Development Group. He was a visiting scholar at Columbia University from May 1999 to July 2000 and at Cambridge University from October 1998 to May 1999. Dr. Xiang received his bachelor’s degree in engineering in Huazhong University of Science and Technology in 1986, his master’s degree in international affairs from Columbia University in 1999, his master’s degree in management science in 1993 and his Ph.D. degree in economics in 1993 from Renmin University in China.

Mr. Conor Chia-hung Yang has served as our independent director since March 2013. Mr. Yang currently serves as the chief financial officer of tuniu.com, an online travel service provider in China. Previously, Mr. Yang was the chief financial officer of E-Commerce China Dangdang Inc., an NYSE-listed e-commerce company, from March 2010 to July 2012, the chief financial officer of our company, from March 2007 to March 2010, and the chief executive officer of Rock Mobile Corporation from 2004 to February 2007. From 1999 to 2004, Mr. Yang served as the chief financial officer of the Asia Pacific region for CellStar Asia Corporation. Mr. Yang was an executive director of Goldman Sachs (Asia) L.L.C. from 1997 to 1999. Previously, Mr. Yang was a vice president of Lehman Brothers Asia Limited from 1994 to 1996 and an associate at Morgan Stanley Asia Limited from 1992 to 1994. Mr. Yang currently serves as an independent director and the chairman of the audit committee of IFM Investments Limited, an NYSE-listed real estate services provider. Mr. Yang received his MBA degree from University of California, Los Angeles in 1992 and his bachelor’s degree in food science from Fu Jen University in Taiwan in 1985.

Ms. Wei He has served as our chief public relations officer since our inception in April 2007 and for certain of our pre-existing affiliated entities since April 2006. Prior to joining our company, she worked as the deputy general manager of Taixiang Investment Consulting Co. Ltd. from 2003 to 2006. Prior to this, she served as the director of the liaison department of Kelon Electrical Holdings Company Ltd. from 2000 to 2002. She served as the account manager of Hong Kong Pengli Group from 1999 to 2000. She received her bachelor’s degree from Qufu Normal University in China in 1998 and her MBA degree from the City University of Washington in 2006. Ms. He enrolled in the EMBA program in Cheung Kong Graduate School of Business in year 2012 and expects to receive her degree at the end of 2013.

Mr. Tong Wu has served as our chief strategy officer since March 2013. Prior to that, he was an outdoor media director of Beijing Dentsu Advertising Co., Ltd. for more than 6 years and was responsible for Dentsu Beijing’s nationwide outdoor advertising business in China as well as the outdoor advertising business commissioned by Dentsu’s headquarters in Japan. He was the outdoor director of the sole advertising agent of the Beijing 2008 Olympic Game Organization Committee for the 29th Olympic Games in charge of outdoor integration and sponsors management. Prior to that, Mr. Wu served various positions in advertising industry, including being a managing director of Beijing Dongjizhicheng International Advertising Co., Ltd. from 1998 to 2003, a media manager of Beijing Beiao Advertising Corporation and a managing director of Beijing Osinche Technology Development Co., Ltd. from 1992 to 1997, an advertising officer of the Beijing 2000 Olympic Games Bid Committee Advertising Department from 1991 to 1992, and an officer of Organization Committee of XI Asian Games Organization Committee in 1990.

No family relationship exists between any of our directors and executive officers. There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person referred to above was selected as a director or member of senior management.

Employment Agreements

We have entered into employment agreements with all of our senior executive officers, namely Herman Man Guo, Henry Hin-hung Ho and James Zhonghua Feng. Under these employment agreements, each of our executive officers is employed for a specified time period, unless either we or the executive officer gives a one-month prior notice to terminate such employment. We have also entered into employment agreements with our other executive officers.

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

Each executive officer has agreed to hold, both during and after the employment agreement expires or is earlier terminated, in strict confidence and not to use, except as required in the performance of his duties in connection with the employment, any confidential information, trade secrets and know-how of our company or the confidential information of any third party, including our VIEs and our subsidiaries, received by us. In addition, each executive officer has agreed to be bound by non-competition restrictions set forth in his or her employment agreement. Specifically, each executive officer has agreed not to, for a period ranging from one to two years following the termination or expiration of the employment agreement, (i) carry on or be engaged or interested, directly or indirectly, as shareholder, director, employee, partner, agent or otherwise carry on any business in direct competition with our business; (ii) solicit or entice away from us, or attempt to solicit or entice away from us, any person or entity who has been our customer, client or our representative or agent or in the habit of dealing with us within two years prior to such executive officer’s termination of employment; (iii) solicit or entice away from us, or attempt to solicit or entice away from us, any person or entity who has been our officer, manager, consultant or employee within two years prior to such executive officer’s termination of employment; or (iv) use a name including the word “AirMedia” or any other words used by us in our name or in the name of any of our products or services, in such a way as to be capable of or likely to be confused with our name or the name of our products or services.

B. Compensation

In 2012, the aggregate cash compensation to our executive officers was approximately $619,082 and the aggregate cash compensation to our non-executive directors was approximately $91,043. Our PRC subsidiaries and consolidated VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits. Other than the above-mentioned pension insurance mandated by applicable PRC law, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company except as required under applicable PRC law.

Share Options

In July 2007, we adopted the 2007 Option Plan to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. In December 2009, we amended the 2007 Option Plan by increasing the maximum aggregate number of shares issuable under the plan from 12,000,000 to 17,000,000. In March 2011, our board of directors authorized the issuance of 2,000,000 ordinary shares under the 2011 Option Plan with the same aim as the 2007 Option Plan. In 2012, our board of directors adopted the 2012 Option Plan, under which we are authorized to grant options and other awards for a total issuance of up to 6,000,000 ordinary shares. As of December 31, 2012, options to purchase 16,721,266 of our ordinary shares were outstanding. The majority of these options will vest on a straight-line basis over a three-year period, with one-twelfth of the options vesting each quarter from the date of grant.

The following table summarizes, as of December 31, 2012, the outstanding options granted to our executive officers, directors and to other individuals as a group under our 2007 Option Plan, as amended, 2011 Option Plan and 2012 Option Plan.

	Ordinary	Exercise
	Shares	Price
	Underlying	(US$/Share)	Date of	Expiration
Name	Options	(1)	Grant	Date
Herman Man Guo	2,000,000	1.15	July 2, 2007	July 2, 2017
Qing Xu	*	1.15	March 22, 2011	March 22, 2021
Henry Hin-hung Ho	1,857,538	0.72	September 4, 2012	September 3, 2017
Shichong Shan	*	1.15	July 20, 2007	July 20, 2017
Junjie Ding	*	1.15	July 10, 2009	July 10, 2014
Songzuo Xiang	*	1.15	July 10, 2009	July 10, 2014
James Zhonghua Feng	625,514	1.15	July 2, 2007	July 2, 2017
	150,000	1.15	November 29, 2007	July 20, 2017
	840,000	1.15	November 29, 2007	November 29, 2015
	110,000	1.15	July 10, 2009	July 10, 2014
Conor Chia-hung Yang	*	1.15	July 2, 2007	November 29, 2015
	*	1.15	November 29, 2007	November 29, 2015
	*	1.15	July 10, 2009	November 29, 2015
Wei He	*	1.15	July 20, 2007	July 20, 2017
	*	1.15	July 10, 2009	July 10, 2014
	*	1.15	March 22, 2011	March 22, 2016
Other individuals as a group	1,000,000	1.57	July 2, 2007	July 20, 2017
Other individuals as a group	574,800	1.57	July 20, 2007	July 20, 2017
Other individuals as a group	1,540,616	1.15	July 20, 2007	July 20, 2017
Other individuals as a group	830,000	1.57	November 29, 2007	November 29, 2015
Other individuals as a group	530,418	1.15	November 29, 2007	November 29, 2015
Other individuals as a group	1,270,286	1.57	July 10, 2009	July 10, 2014
Other individuals as a group	2,023,586	1.15	July 20, 2009	July 10, 2014
Other individuals as a group	1,200,000	1.15	March 22, 2011	March 22, 2021
Other individuals as a group	235,000	1.15	March 22, 2011	March 22, 2016
Other individuals as a group	20,000	1.11	November 1, 2012	October 31, 2014
Other individuals as a group	60,000	1.11	November 30, 2012	October 31, 2014

The following paragraphs summarize the terms of our 2007 Option Plan, as amended, 2011 Option Plan and 2012 Option Plan:

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

Acceleration of Options upon Corporate Transactions. The outstanding options will terminate and accelerate upon occurrence of a change-of-control corporate transaction where the successor entity does not assume our outstanding options under the plans. In such event, each outstanding option will become fully vested and immediately exercisable, and the transfer restrictions on the awards will be released and the repurchase or forfeiture rights will terminate immediately before the date of the change-of-control transaction provided that the grantee’s continuous service with us shall not be terminated before that date.

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

Termination of the Plan. Unless terminated earlier, the 2007 Option Plan will expire and no further awards may be granted under it after July 2017, our 2011 Option Plan will expire and no further awards may be granted under it after March 2021, and our 2012 Option Plan will expire and no further awards may be granted under it after November 2022. Our board of directors has the authority to amend or terminate the plan subject to shareholder approval to the extent necessary to comply with applicable law. However, no such action may impair the rights of any optionee unless agreed by the optionee.

C. Board Practices

Our board of directors currently consists of seven directors. A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. The remuneration to be paid to the directors is determined by the board of directors. There is no age limit requirement for directors.

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

Audit Committee. Our audit committee consists of Messrs. Songzuo Xiang, Shichong Shan, Donglin Xia and Conor Chia-hung Yang. Our board of directors has determined that all members of our audit committee satisfy the “independence” requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the rules and regulations of the NASDAQ Stock Market LLC. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Terms of Directors and Officers

All directors hold office until their successors have been duly elected and qualified. A director may only be removed by the shareholders. Officers are elected by and serve at the discretion of the board of directors. All directors hold office until their successors have been duly elected and qualified. A director may be removed from office before the expiry of his term by a special resolution passed by the shareholders. The articles of association also provide that the office of a director shall also be vacated in a limited number of circumstances, namely if the director: (a) becomes bankrupt or makes any arrangement or composition with his creditors; (b) is found to be or becomes of unsound mind; (c) resigns his office by notice in writing to the Company; or (d) without special leave of absence from the board of directors, is absent from meetings of the board of directors for six consecutive months and the board of directors resolves that his office be vacated. Officers are elected by and serve at the discretion of the board of directors.

In addition, our service agreements with our directors do not provide benefits upon termination of their services.

D. Employees

We had 737, 723 and 795 employees as of December 31, 2010, 2011 and 2012, respectively. The following table sets forth the number of our employees by area of business as of December 31, 2010, 2011 and 2012:

	As of December 31,
	2010		2011		2012
	Number of		Number of		Number of
	Employees	% of Total	Employees	% of Total	Employees	% of Total

Sales and Marketing Department	333	45.2	319	44.1	352	44.3
Quality Control and Technology Department	173	23.5	173	23.9	215	27.0
Programming Department	28	3.8	31	4.3	32	4.1
Resources Development Department	62	8.4	57	7.9	44	5.5
General Administrative and Accounting	141	19.1	143	19.8	152	19.1
Total	737	100.0	723	100.0	795	100.0

The following table sets forth the breakdown of employees by geographic location as of December 31, 2012:

City	Number of Employees	% of Total
Beijing	479	60.3%
Shanghai	77	9.7%
Guangzhou	32	4.0%
Shenzhen	49	6.2%
Chengdu	25	3.1%
Wenzhou	16	2.0%
Others	117	14.7%
Total	795	100.0%

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

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2013, by:

  each of our directors and executive officers; and

  each principal shareholder, or person known to us to own beneficially more than 5.0% of our ordinary shares.

The calculations in the shareholder table below are based on 121,493,907 ordinary shares outstanding as of March 31, 2013. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days after March 31, 2013, the most recent practicable date, including through the exercise of any option, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares Beneficially Owned
	Number	%

Directors and Executive Officers:
Herman Man Guo(1)	40,876,194	33.6%
Qing Xu(2)	4,600,000	3.8%
Henry Hin-hung Ho	1,857,538	1.5%
Shichong Shan	*	*
Donglin Xia	—	—
Junjie Ding	*	*
Songzuo Xiang	*	*
Conor Chiahung Yang	*	*
James Zhonghua Feng(3)	3,306,169	2.7%
Wei He	*	*
Tong Wu	—	—

Principal Shareholders:
Wealthy Environment Limited(4)	28,291,980	23.3%
Global Gateway Investments Limited (5)	22,045,506	18.1%
Dan Shao (6)	10,584,214	8.7%
FMR LLC (7)	7,160,882	5.9%

_________________________
* Aggregate beneficial ownership of our company by such director or officer is less than 1% of our total outstanding ordinary shares.

(1)

Includes (i) 26,891,980 ordinary shares held by Wealthy Environment Limited, a BVI company wholly owned by Mr. Herman Man Guo, (ii) 1,400,000 ordinary shares represented by American Depositary Shares held by Wealthy Environment Limited, (iii) 2,000,000 ordinary shares issuable upon exercise of options held by Mr. Guo that are exercisable within 60 days, (iv) 10,000,000 ordinary shares held by Global Earnings Pacific Limited, a BVI company wholly owned and controlled by Ms. Dan Shao, Mr. Guo’s wife, and (v) 584,214 ordinary shares represented by American Depositary Shares held by Ms. Dan Shao. Mr. Guo disclaims beneficial ownership of the ordinary shares held by Global Earnings Pacific Limited and by Ms. Dan Shao.

(2)

Includes (i) 4,000,000 ordinary shares held by Mambo Fiesta Limited, a BVI company wholly owned by Mr. Qing Xu, (ii) 200,000 ordinary shares represented by American Depositary Shares held by Mr. Qing Xu, and (iii) 400,000 ordinary shares issuable upon exercise of options held by Mr. Xu that are exercisable within 60 days.

(3)

Includes (i) 1,580,655 ordinary shares represented by American Depositary Shares held by Mr. James Zhonghua Feng, and (ii) 1,725,514 ordinary shares issuable upon exercise of options held by Mr. James Zhonghua Feng that are exercisable within 60 days.

(4)

Includes (i) 26,891,980 ordinary shares held by Wealthy Environment Limited, and (ii) 1,400,000 ordinary shares represented by American Depositary Shares held by Wealthy Environment Limited. Wealthy Environment Limited, a company incorporated in BVI, is wholly owned and controlled by Herman Man Guo. The registered address of Wealthy Environment Limited is P.O. Box 173, Kingston Chambers, Road Town Tortola, BVI.

(5)

Includes 22,045,506 ordinary shares represented by American Depositary Shares held by Global Gateway Investment Limited (“Global Gateway”), which is a wholly owned subsidiary of CDH China Growth Capital Fund II, L.P. (“CDH Fund II”). CDH China Growth Capital Holdings Company Limited (“CDH Holdings”) is the general partner of CDH Fund II and has the power to direct the voting and disposition of the ordinary shares in the form of American Depositary Shares indirectly held by CDH Fund II through Global Gateway. Shangzhi Wu, Shuge Jiao and Xinlai Liu, members of the investment committee of CDH Holdings, may be deemed to have beneficial ownership of the ordinary shares held by Global Gateway. Each of Shangzhi Wu, Shuge Jiao and Xinlai Liu disclaims the beneficial ownership of any of the ordinary shares held by Global Gateway except to the extent of each of their pecuniary interests therein. The business address of Global Gateway, CDH Fund II and CDH Holdings is One Temasek Avenue, #18-02, Millenia Tower, Singapore 039192.

(6)

Includes (i) 10,000,000 ordinary shares held by Global Earning Pacific Limited and (ii) 584,214 ordinary shares represented by ADSs that Ms. Dan Shao purchased in one or more open-market transactions. Global Earning Pacific Limited, a company incorporated in BVI, is wholly owned and controlled by Ms. Dan Shao, Mr. Herman Man Guo’s wife. The registered address of Global Earning Pacific Limited is OMCChambers, Wickham Cay 1, Road Town Tortola, BVI.

(7)

The information provided with respect to FMR LLC and its affiliate, FIL Limited, is as of December 31, 2012 and is derived from a Schedule 13G/A filed with the SEC on February 14, 2013 by FMR LLC and certain other beneficial owners. Further information regarding these beneficial owners may be obtained from these filings. The address of FMR LLC is 82 Devonshire Street, Boston, Massachusetts 02109.

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

As of March 31, 2013, 127,662,057 of our ordinary shares were issued, with 121,493,907 shares outstanding and 6,168,150 shares in Treasury Stock. To our knowledge, we had only one record shareholder in the United States, JPMorgan Chase Bank, N.A., which is the depositary of our ADS program and held approximately 67.2% of our total outstanding ordinary shares as of March 31, 2013. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

For the options granted to our directors, officers and employees, please refer to “— B. Compensation — Share Options.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to Item 6, “Directors, Senior Management and Employees — E. Share Ownership.”

B. Related Party Transactions

Contractual Arrangements

Since December 10, 2005, foreign investors have been permitted to own directly a 100% interest in PRC advertising companies with at least three years of direct operations outside of China. Prior to 2011, although AM China, our subsidiary and the 100% shareholder of AM Technology and Xi’an AM, has been operating its advertising business in Hong Kong since 2008, its operation experience was less than three years and was not qualified under the PRC regulations to own a PRC advertising company. Accordingly, our domestic PRC subsidiaries, AM Technology, Shenzhen AM and Xi’an AM, which are considered foreign-invested enterprises, were ineligible to operate a business with advertising as a part of their business scope in China. Our advertising business is currently provided through contractual arrangements with our consolidated VIEs in China, principally AM Advertising, certain of its subsidiaries, Shengshi Lianhe, AirMedia UC and AM Yuehang. Since the beginning of 2012, AM China has been in operation for more than three years and as a result, AM China is now allowed to directly invest in advertising business in China. We are in the process of establishing a wholly-owned subsidiary to provide advertising services in China through it directly. However, we can make no assurance as to the specific time when this wholly-owned subsidiary shall be established. Once this subsidiary is put into operation, we intend to gradually shift our advertising business to this subsidiary, and thus to gradually reduce the reliance on the current VIE structure. Our consolidated VIEs directly operate our advertising network, enter into concession rights contracts and sell advertising time slots and advertising locations to our advertisers. We have been and expect to continue to be dependent on our VIEs to operate our advertising business until we qualify for direct ownership of an advertising business in China under the PRC laws and regulations and acquire our VIEs as our direct, wholly-owned subsidiaries. AM Technology has entered into contractual arrangements with our VIEs, pursuant to which AM Technology provides exclusive technology support and service and technology development services in exchange for payments from them. In addition, AM Technology has entered into agreements with our VIEs and each of their shareholders, which provide AM Technology with the substantial ability to control our VIEs. These agreements are summarized in the following paragraphs.

  Technology support and service agreements: AM Technology provides exclusive technology support and consulting services to our VIEs and in return, the VIEs are required to pay AM Technology service fees. The VIEs pay to AM Technology annual service fees in the amount that guarantee that the VIEs can achieve, after deducting such service fees payable to AM Technology, a net cost- plus rate of no less than 0.5% in the case of AM Advertising, Shengshi Lianhe and AirMedia UC, or 1.0% in the case of AM Yuehang. It is at AM Technology's sole discretion that the rate and amount of service fees ultimately charged the VIEs under these agreements are determined. The “net cost-plus rate” refers to the operating profit as a percentage of total costs and expenses of a certain entity. The technology support and service agreements are effective for ten years and such term is automatically renewed upon their expiration unless either party to an agreement informs the other party of its intention not to extend at least twenty days prior to the expiration of these agreements.

  Technology development agreements: Our VIEs exclusively engage AM Technology to provide technology development services. AM Technology owns the intellectual property rights developed in the performance of these agreements. The VIEs pay to AM Technology annual service fees in the amount that guarantee that the VIEs can achieve, after deducting such service fees payable to AM Technology, a net cost-plus rate of no less than 0.5% in the case of AM Advertising, Shengshi Lianhe and AirMedia UC, which final rate should be determined by AM Technology. It is at AM Technology's sole discretion the rate and amount of fees ultimately charged the VIEs under these agreements are determined. The “net cost-plus rate” refers to the operating profit as a percentage of total costs and expenses of a certain entity. The technology development agreements are effective for ten years and such term is automatically renewed upon their expiration unless either party informs the other party of its intention not to extend at least twenty days prior to the expiration of these agreements.

  Call option agreements: Under the call option agreements, the shareholders of our VIEs irrevocably granted AM Technology or its designated third party an exclusive option to purchase from the VIEs’ shareholders, to the extent permitted under PRC law, all the equity interests in the VIEs, as the case may be, for the minimum amount of consideration permitted by the applicable law without any other conditions. In addition, under these agreements, AM Technology has undertaken to act as guarantor of VIEs in all operations- related contracts, agreements and transactions and commit to provide loans to support the business development needs of VIEs or if the VIEs suffer operating difficulties, provided that the relevant VIEs' shareholders satisfy the terms and conditions in the call option agreements. Under PRC laws, to provide an effective guarantee, a guarantor needs to execute a specific written agreement with the beneficiary of the guarantee. As AM Technology has not entered into any written guarantee agreements with any third party beneficiaries to guarantee the VIEs’ performance obligations to these third parties, none of these third parties can demand performance from AM Technology as a guarantor of the VIEs’ performance obligations. The absence of a written guarantee agreement, however, does not affect our conclusion that we are the primary beneficiary of the VIEs and in turn should consolidate the financials of the VIEs. The term of each call option agreement shall be terminated after AM Technology exercises the call option over all VIEs' equity pursuant to the provisions of the agreement.

  Equity pledge agreements: Under the equity pledge agreements, the shareholders of the VIEs pledged all of their equity interests, including the right to receive declared dividends, in the VIEs to AM Technology to guarantee VIEs’ performance of their obligations under the technology support and service agreement and the technology development agreement. If the VIEs fail to perform its obligations set forth in the technology support and service agreement, AM Technology shall be entitled to exercise all the remedies and powers set forth in the provisions of the equity pledge agreement. The agreement is effective for as long as the technology support and service agreements and technology development agreement are effective.

  Authorization letters: Each shareholder of the VIEs has executed an authorization letter to authorize AM Technology to exercise certain of its rights, including voting rights, the rights to enter into legal documents and the rights to transfer any or all of its equity interest in the VIEs. Such authorization letters will remain effective during the operating periods of the VIEs. The authorization is effective unless the relevant call option agreements which the VIEs entered into terminated.

Through the above contractual arrangements, AM Technology has obtained 100% of shareholders’ voting interest in the VIEs, has the right to receive all dividends declared and paid by the VIEs and may receive substantially all of the net income of the VIEs through the technical support and service fees as determined by AM Technology at its sole discretion. Accordingly, we have consolidated the VIEs because we believe, through the contractual arrangements, (1) AM Technology could direct the activities of the VIEs that most significantly affect its economic performance and (2) AM Technology could receive substantially all of the benefits that could be potentially significant to the VIEs. Other than the contractual arrangements described above, because the management and certain employees of AM Technology also serve in the VIEs as management or employees, certain operating costs paid by AM Technology, such as payroll costs and office rental, were re-charged to the VIEs.

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

Amounts Due to BEMC

We assigned concession rights of certain media resources to BEMC, our joint venture with China Eastern Media Corporation, Ltd. As of December 31, 2012, we had $0.4 million due to BEMC as the deposits received for publishing advertisement.

Amounts Due from BEMC

As of December 31, 2012, we had $1.3 million due from BEMC as the uncollected advertising revenue earned from BEMC.

Transactions with BEMC and Zhangshangtong Air Service (Beijing) Co., Ltd. (“Zhangshangtong”)

In 2012, we earned $1.9 million of advertising revenue from BEMC.

Share Options

See Item 6, “Directors, Senior Management and Employees — B. Compensation — Share Options.”

C. Interests of Experts and Counsel

Not applicable

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

We have appended consolidated financial statements filed as part of this annual report. See Item 18, “Financial Statements.”

Legal Proceedings

Our PRC subsidiaries and VIEs have engaged in and may be subject to various legal proceedings relating to commercial arrangements and other matters in the ordinary course of its business.

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

Annual Market Prices	High	Low
Year 2008	$26.51	$3.85
Year 2009	9.26	3.80
Year 2010	8.90	2.83
Year 2011	7.60	2.10
Year 2012	4.01	1.33

Quarterly Market Prices

First Quarter 2011	7.60	4.37
Second Quarter 2011	5.64	2.99
Third Quarter 2011	3.32	2.10
Fourth Quarter 2011	3.91	2.20
First Quarter 2012	4.01	2.58
Second Quarter 2012	3.24	2.12
Third Quarter 2012	2.56	1.33
Fourth Quarter 2012	2.59	1.48
First Quarter 2013	2.47	1.70

Monthly Market Prices
October 2012	2.59	1.81
November 2012	2.31	1.48
December 2012	2.27	1.83
January 2013	2.47	2.00
February 2013	2.42	2.00
March 2013	2.39	1.70
April 2013 (until April 24, 2013)	1.96	1.61

B. Plan of Distribution

Not applicable.

C. Markets

See our disclosures above under “Offer and Listing Details.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The following are summaries of material terms and provisions of our amended and restated memorandum and articles of association and the Companies Law (2012 Revision) of the Cayman Islands, or the Companies Law, insofar as they relate to the material terms of our ordinary shares. This summary is not complete, and you should read our amended and restated memorandum and articles of association, which has been filed as Exhibit 99.3 to our Form 6-K (File No. 001-33765) filed with the SEC on December 10, 2009 and incorporated by reference as Exhibit 1.1 to this annual report.

Registered Office and Objects

Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other place as our board of directors may from time to time decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law, as amended from time to time, or any other law of the Cayman Islands.

Board of Directors

See “Item 6. Directors, Senior Management and Employees — C. Board Practices—Board of Directors.”

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

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast in a general meeting. A special resolution is required for important matters such as a change of name. Holders of the ordinary shares may effect certain changes by ordinary resolution, including increasing the amount of our authorized share capital, consolidating or dividing all or any of our share capital into shares of larger amount than our existing shares, and canceling any shares that are authorized but unissued.

Transfer of Shares

Subject to the restrictions of our articles of association, as applicable, any of our shareholders may transfer all or any of his or her shares by an instrument of transfer in writing and executed by or on behalf of the transferor, accompanied by the certificates of such shares and such other evidence as the Directors may reasonably require to show the right of the shareholder to make the transfer.

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

Redemption of Shares

We may issue shares on terms that are subject to redemption on such terms and in such manner as may, before the issue of such shares, be determined by our board of directors.

Calls on Shares and Forfeiture of Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least fourteen calendar days prior to the specified time and place of payment. Shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

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

See “— H. Documents on Display.”

C. Material Contracts

In June 2011, we entered into a framework cooperation agreement with Beijing Super TV Co., Ltd, or Super TV, for the establishment of two joint ventures. In January 2012, we entered into a supplemental agreement with Super TV and Beijing N-S Digital TV Co., Ltd, or N-S Digital TV, to modify the framework cooperation agreement and to transfer all the rights and obligations of Super TV under the framework cooperation agreement to N-S Digital TV. Pursuant to the framework cooperation agreement and the supplemental agreement, AirMedia and N-S Digital TV established Beijing Xinghe Union Media Co., Ltd, or Xinghe Union, and Beijing Shibo Movie Technology Co., Ltd, or Shibo Movie. The registered capitals of Xinghe Union and Shibo Movie are RMB10 million each. AirMedia and N-S Digital TV each contributed in cash RMB5.0 million, representing 50% of the equity interest, in each of Xinghe Union and Shibo Movie. AirMedia appointed three directors of Xinghe Union and two directors of Shibo Movie and N-S Digital TV appointed the remaining two directors of Xinghe Union and three directors of Shibo Movie. Xinghe Union and Shibo Movie were formally established on March 13, 2012 and February 15, 2012, respectively. Xinghe Union will mainly engage in movie and TV series investment and publishing, and advertisement design and production, and Shibo Movie will mainly engage in technology development, and technology consulting services. Through the newly established companies, AirMedia and N-S Digital TV plan to develop home theatre businesses together. This description is qualified in its entirety by reference to these agreements, which have been filed as Exhibits 4.47 and 4.48 to this report.

We have not entered into any material contracts other than in the ordinary course of business and other than those described above, in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F.

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

U.S. Federal Income Taxation

The following is a summary of the material U.S. federal income tax considerations relating to the acquisition, ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that will acquire our ADSs or ordinary shares and will hold our ADSs or ordinary shares as "capital assets" (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This summary is based upon existing U.S. federal tax law as of the date hereof, which is subject to differing interpretations or change, possibly with retroactive effect. This summary does not discuss all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, broker-dealers, partnerships and their partners, and tax-exempt organizations (including private foundations)), holders who are not U.S. Holders, holders who own (directly, indirectly or constructively) 10% or more of our voting stock, holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation, investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, traders in securities that have elected the mark-to-market method of accounting for their securities or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any state, local or non-U.S. tax considerations. Each U.S. Holder is urged to consult with its tax advisor regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations of an investment in our ADSs or ordinary shares.

General

For purposes of this summary, a "U.S. Holder" is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or ordinary shares and partners in such partnerships are urged to consult their tax advisors regarding an investment in our ADSs or ordinary shares.

For U.S. federal income tax purposes, a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying ADSs or ordinary shares represented by the ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

Although we do not believe that we were classified as a PFIC, for U.S. federal income tax purposes, for the taxable year ended December 31, 2012, there is a significant risk that we will become a PFIC for our current taxable year ending December 31, 2013 and future taxable years unless our share value increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of non-passive income. In general, we will be classified as a PFIC for any taxable year if either (i) 75 percent or more of our gross income for such year is passive income or (ii) 50 percent or more of the average quarterly value of our assets (as generally determined on the basis of fair market value) produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are generally classified as passive and goodwill and other unbooked intangibles associated with active business activities may generally be classified as non-passive. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25 percent (by value) of the stock. Although the law in this regard is unclear, we treat the VIEs as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operations of such entities but also because we are entitled to substantially all of the economic benefits associated with such entities, and, as a result, we consolidate such entitys' operating results in our consolidated financial statements. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given with respect to our PFIC status for any taxable year.

If we are classified as a PFIC for any year during which a U.S. Holder holds ADSs or ordinary shares, a U.S. Holder will generally, as discussed below under "—Passive Foreign Investment Company Rules," be treated as holding an equity interest in a PFIC in the first taxable year of the U.S. Holder's holding period in which we are or become a PFIC and subsequent taxable years ("PFIC-Tainted Shares") even if, we in fact, cease to be a PFIC in subsequent taxable years. Accordingly, a U.S. Holder, who acquires our ADSs should consider making a mark-to-market election, as discussed below under "—Passive Foreign Investment Company Rules," in the first taxable year of such holder's holding period in which are a PFIC in order to avoid owning PFIC-Tainted Shares.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds ADSs or ordinary shares, and unless a mark-to-market election (as described below) is made, a U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make (which generally means any distribution received in a taxable year that is greater than 125 percent of the average annual distributions received in the three preceding taxable years or such U.S. Holder's holding period for the ADSs or ordinary shares, if shorter), and (ii) any gain realized on the sale or other disposition, including a pledge, of our ADSs or ordinary shares. Under the PFIC rules:

  such excess distribution or gain will be allocated ratably over the U.S. Holder's holding period for the ADSs or ordinary shares;

  such amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we are classified as a PFIC (a “pre-PFIC year”) will be taxable as ordinary income;

  such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to such U.S. Holder for that year; and

  an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds ADSs or ordinary shares and any of our non-United States subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the ADSs or ordinary shares of the lower-tier PFIC and would be subject to the rules described above on certain distributions by a lower-tier PFIC and a disposition of ADSs or ordinary shares of a lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions.

As an alternative to the foregoing rules, a holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock. Marketable stock is stock that is traded in other than de minimus quantities on at least 15 days during each calendar quarter ("regularly traded") on a qualified exchange or other market as defined in applicable United States Treasury Regulations. Our ADSs are listed on the NASDAQ Global Select Market, which is a qualified exchange or market for these purposes. No assurance, however, can be given that the ADSs will be readily tradable on an established securities market in the United States. If a U.S. Holder makes this election, such holder will generally (i) include in gross income for each taxable year the excess, if any, of the fair market value of the ADSs at the end of the taxable year over the adjusted tax basis of the ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of the ADSs at the end of the taxable year, but only to the extent of the amount previously included in income as a result of the mark-to-market election. The adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a mark-to-market election is made in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, a U.S. Holder will generally not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a mark-to-market election is made, any gain recognized upon the sale or other disposition of ADSs will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary to the extent of the net amount previously included in income as a result of the mark-to-market election. In the case of a U.S. Holder who has held ADSs during any taxable year in which we are classified as PFIC and continues to hold such ADSs (or any portion thereof), and who is considering making a mark-to-market election, special tax rules may apply relating to purging the PFIC taint of such ADSs. If a U.S. Holder makes a mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions, except that the reduced tax rate applicable to qualified dividend income (as discussed below in " –Dividends") would not apply.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investment held by us that is treated as an equity interest in a PFIC for United States federal income tax purposes.

We do not intend to provide the U.S. Holders with the information necessary to permit U.S. Holders to make qualified electing fund elections, which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

Each U.S. Holder who holds a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. In addition, if a U.S. Holder holds ADSs or ordinary shares in any year in which we are a PFIC, such holder will be required to file Internal Revenue Service Form 8621 regarding distributions received on the ADSs or ordinary shares, any gain realized on the disposition of the ADSs or ordinary shares, and any “reportable election.” Each U.S. Holder is urged to consult its tax advisor regarding the application of the PFIC rules if we are or become classified as a PFIC, including the possibility of making a mark-to-market election.

Dividends

Subject to the PFIC rules discussed above, any cash distributions (including the amount of any taxes withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution paid will generally be reported as a "dividend" for U.S. federal income tax purposes. A non-corporate recipient of dividend income generally will be subject to tax on dividend income from a "qualified foreign corporation" at a reduced U.S. federal tax rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met.

A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States or, in the event that the company is deemed to be a PRC resident under the PRC Enterprise Income Tax Law, the company is eligible for the benefits of the United States-PRC treaty. Dividends received on the ADSs or ordinary shares are not expected to be eligible for the dividends received deduction allowed to corporations.

Although the ADSs are currently tradable on the NASDAQ Global Select Market, which is an established securities market in the United States, no assurance may be given that the ADSs will be readily tradable on an established securities market in the United States for purposes of the reduced tax rate. Since we do not expect that our ordinary shares will be listed on an established securities market in the United States, it is unclear whether dividends that we pay on our ordinary ADSs or ordinary shares that are not backed by ADSs meet the conditions required for the reduced tax rate. Each U.S. Holder is advised to consult its tax advisor regarding the rate of tax that will apply to such holder with respect to, dividend distributions, if any, received from us.

Dividends paid on our ADSs or ordinary shares generally will be treated as income from foreign sources for United States foreign tax credit purposes and generally will constitute passive category income. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld, may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholdings, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. Each U.S. Holder is advised to consult its tax advisor regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the PFIC rules discussed above, a U.S. Holder generally will recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder's adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. The deductibility of a capital loss is subject to limitations. Each U.S. Holder is advised to consult with its tax advisor regarding the tax consequences if a foreign withholding tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Information Reporting and Backup Withholding

U.S. Holders may be subject to information reporting to the Internal Revenue Service with respect to dividends on and proceeds from the sale or other disposition of our ADSs or ordinary shares. Dividend payments with respect to our ADSs or ordinary shares and proceeds from the sale or other disposition of our ADSs or ordinary shares are not generally subject to United States backup withholding (provided that certain certification requirements are satisfied). Each U.S. Holder is advised to consult its tax advisor regarding the application of the United States information reporting and backup withholding rules to their particular circumstances.

Individuals who are U.S. Holders, and who hold "specified foreign financial assets", including stock of a non-U.S. corporation that is not held in an account maintained by a U.S. "financial institution", whose aggregate value exceeds $50,000 during the tax year, may be required to attach to their tax returns for the year certain specified information. An individual who fails to timely furnish the required information may be subject to a penalty. Each U.S. Holder who is an individual is advised to consult its tax advisor regarding its reporting obligations under this legislation.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We have not used derivative financial instruments in our investment portfolio. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates. A hypothetical 1% decrease in interest rates would have resulted in a decrease of approximately $0.9 million in our interest income for the year ended December 31, 2012.

Foreign Exchange Risk

Our financial statements are expressed in U.S. dollars, which is our reporting and functional currency. However, substantially all of the revenues and expenses of our consolidated operating subsidiaries and affiliate entities are denominated in RMB. Substantially all of our sales contracts are denominated in RMB and substantially all of our costs and expenses are denominated in RMB. We have not had any material foreign exchange gains or losses. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and RMB because the value of the business of our operating subsidiaries and VIEs is effectively denominated in RMB, while the ADSs are traded in U.S. dollars.

The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the RMB to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between RMB and the U.S. dollar remained within a narrow band. As a consequence, the RMB fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. Since June 2010, the PRC government has allowed the RMB to appreciate slowly against the U.S. dollar again. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

To the extent that we need to convert our U.S. dollar-denominated assets into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on RMB amount we receive from the conversion.

A hypothetical 10% decrease in the exchange rate of the U.S. dollar against RMB would have resulted in a decrease of $0.2 million in the value of our U.S. dollar-denominated financial assets at December 31, 2012. Conversely, if we decide to convert our RMB-denominated cash amounts into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to us.

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

Persons depositing or withdrawing shares must pay:	For:
$5.00 per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property; cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
$0.05 (or less) per ADS	Any cash distribution to registered ADS holders
A fee equivalent to the fee that would be payable if securities	Distribution of securities distributed to holders of deposited securities
distributed had been shares and the shares had been deposited for	which are distributed by the depositary to registered ADS holders
issuance of ADSs $0.05 (or less) per ADSs per calendar year (if the	Depositary services
depositary has not collected any cash distribution fee during that year)
Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement); converting foreign currency to U.S. dollars
Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Taxes and other governmental charges the depositary or the custodian	As necessary
have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes
Any charges incurred by the depositary or its agents for servicing the	As necessary
deposited securities

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

For the year ended December 31, 2012, we received $115,961 from the depositary as reimbursement for our expenses incurred and recognized $539,000 as other income in our consolidated statements of operations, and the depositary waived an estimated nil in servicing fees for ongoing program maintenance.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIES HOLDERS AND USE OF PROCEEDS

Not applicable.

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

Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act) at December 31, 2012. Based on that evaluation, our chief executive officer and chief financial officer concluded that, as of that date, our disclosure controls and procedures required by paragraph (b) of Rules 13a-15 or 15d-15 were effective.

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

Our management, including our chief executive officer and chief financial officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2012. In making this assessment, management used the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on our assessment, our management has concluded that our internal control over financial reporting was effective at December 31, 2012.

During 2012, we have implemented certain measures described below to address and remediate our previously identified material weakness.

  We have hired Mr. Henry Hin-hung Ho as the chief financial officer of our company, effective September 1, 2012. We have also hired two new individuals for the positions of financial controller and financial reporting director. Our new financial controller has five years’ external audit experiences in one of the Big Four public accounting firms and close another five years of U.S. GAAP reporting experiences in public companies listed on the NASDAQ and NYSE. Our new financial reporting director, who is a U.S. Certified Public Accountant, has over five years of external auditing experience reviewing financial statements prepared in accordance with U.S. GAAP and evaluating the effectiveness of internal control over financial reporting in a PCAOB registered public accounting firm.

  We have designed and have begun the implementation of more robust financial reporting and management controls over the accounting for complex and unusual transactions.

  Our staff has attended training seminars to stay current with U.S. GAAP and SEC reporting requirements.

The effectiveness of our internal control over financial reporting has been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Attestation Report of the Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of AirMedia Group Inc.

We have audited the internal control over financial reporting of AirMedia Group Inc. (the “Company”), its subsidiaries, its variable interest entities (“VIEs”) and its VIEs' subsidiaries (collectively, the “Group”) as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States),the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2012 of the Group and our report dated April 25, 2013 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule, and included an explanatory paragraph regarding the Group's adoption of the authoritative guidance on the presentation of comprehensive income.

Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

April 25, 2013

Changes in Internal Control over Financial Reporting

We have implemented certain measures to address and remediate the previously identified material weakness as described above, which including the hiring of Mr. Henry Hin-hung Ho as well as the hiring of two new individuals for the position of financial controller and financial reporting director.

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Donglin Xia and Conor Chia-hung Yang, two members of our audit committee, are both audit committee financial experts. Both Donglin Xia and Conor Chia-hung Yang are independent directors as defined by the rules and regulations of the NASDAQ Stock Market LLC and under Rule 10A-3 under the Exchange Act.

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, chief operating officer, chief technology officer, presidents, vice presidents and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as an exhibit to our registration statement on Form F-1 (No. 333-146825), as amended, initially filed on October 19, 2007.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP, our principal external auditors, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	Fiscal Year Ended December 31,
	2011	2012
Audit Fees	$965,889	$1,331,890
Audit-Related Fees	-	-
Tax Fees	-	-
All Other Fees	21,001	51,215
TOTAL	$986,890	$1,383,105

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

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu Certified Public Accountants LLP, including audit services, audit-related services, tax services and other services as described above, other than those for de minimus services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

We have not asked for, nor have we been granted, an exemption from the applicable listing standards for our audit committee.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On March 21, 2011, our board of directors authorized the repurchase of up to $20 million of our outstanding ADSs within two years from March 21, 2011. Subsequently, our board of directors approved to increase the size of our share repurchase program to $40 million from $20 million and to extend the date of the share repurchase program to March 20, 2014. The following tables set forth information about our repurchases made under this share repurchase program in the year ended December 31, 2012.

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
January 1, 2012 to January 31, 2012	—	—	—	8,852,164
February 1, 2012 to February 28, 2012	—	—	—	8,852,164

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
March 1, 2012 to March 31, 2012	—	—	—	8,852,164
April 1, 2012 to April 30, 2012	—	—	—	8,852,164
May 1, 2012 to May 31, 2012	222,278	1.16	222,278	8,594,340
June 1, 2012 to June 30, 2012	467,358	1.26	467,358	8,006,254
July 1, 2012 to July 31, 2012	345,510	1.07	345,510	7,636,454
August 1, 2012 to August 31, 2012	308,656	0.91	308,656	7,356,652
September 1, 2012 to September 30, 2012	762,078	0.89	762,078	26,675,454
October 1, 2012 to October 31, 2012	706,454	1.07	706,454	25,917,408
November 1, 2012 to November 30, 2012	97,478	1.08	97,478	25,812,402
December 1, 2012 to December 31, 2012	362,466	1.05	362,466	25,431,204

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

Maples and Calder, our Cayman Islands counsel, has provided a letter to the NASDAQ Stock Market certifying that under Cayman Islands law, we are not required to hold annual shareholder meetings. We followed home country practice with respect to annual meetings and did not hold any annual meeting of shareholders in 2008. We held an annual meeting in 2009. No annual meeting was held in 2010, 2011 or 2012. We may hold additional annual shareholder meetings in the future if there are significant issues that require shareholder approval.

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

We have relied on and intend to continue to rely on the above home country practices under Cayman Islands law. Other than the above, we have followed and intend to continue to follow the applicable corporate governance standards under the rules and regulations of the NASDAQ Stock Market.

We will post this annual report on Form 20-F on our company website www.airmedia.net.cn. In addition, we will provide hard copies of our annual report free of charge to shareholders and ADS holders upon request.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The full text of our audited consolidated financial statements begins on page F-1 of this annual report.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 99.3 to Form 6-K (File No. 001-33765) filed on December 10, 2009)

2.1

Registrant's Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

2.2

Form of Deposit Agreement among the Company, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 to Registration Statement on Form F-1 (File No. 333- 146825), as amended, initially filed on October 19, 2007)

2.3

Amended and Restated Shareholders' Agreement originally dated as of June 7, 2007, as amended and restated on September 27, 2007, among the Company and Shareholders (incorporated by reference to Exhibit 4.4 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.1	Amended and Restated 2007 Share Incentive Plan (incorporated by reference to Exhibit 99.2 to Form 6-K filed on December 10, 2009)

4.2	2012 Share Incentive Plan. (incorporated by reference to Exhibit 4.3 to Registration Statement on Form S-8 (File No. 333- 187442) filed on March 22, 2013)

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

4.5

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
4.9

English Translation of Supplementary Agreement dated November 30, 2007 to the Amended and Restated Technology Development Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing Shengshi Lianhe Advertising Co., Ltd. (incorporated by reference to Exhibit 10.1 to Annual Report on Form 20-F filed on April 30, 2008)

4.10

English Translation of Amended and Restated Technology Support and Service Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing Shengshi Lianhe Advertising Co., Ltd. (incorporated by reference to Exhibit 10.13 to Registration Statement on Form F-1 (File No. 333- 146825), as amended, initially filed on October 19, 2007)

4.11

English Translation of Supplementary Agreement dated November 30, 2007 to the Amended and Restated Technology Support and Service Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing Shengshi Lianhe Advertising Co., Ltd. (incorporated by reference to Exhibit 10.2 to Annual Report on Form 20-F filed on April 30, 2008)

4.12

English Translation of Amended and Restated Equity Pledge Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing Shengshi Lianhe Advertising Co., Ltd. and the shareholders of Beijing Shengshi Lianhe Advertising Co., Ltd. (incorporated by reference to Exhibit 10.14 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.13

English Translation of Supplementary Agreement dated November 28, 2008 to the Amended and Restated Equity Pledge Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing Shengshi Lianhe Advertising Co., Ltd. and the shareholders of Beijing Shengshi Lianhe Advertising Co., Ltd. (incorporated by reference to Exhibit 4.17 to Annual Report on Form 20-F filed on April 28, 2009)

4.14

English Translation of Amended and Restated Call Option Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing Shengshi Lianhe Advertising Co., Ltd. and the shareholders of Beijing Shengshi Lianhe Advertising Co., Ltd. (incorporated by reference to Exhibit 10.15 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.15

English Translation of Supplementary Agreement dated November 28, 2008 to the Amended and Restated Call Option Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing Shengshi Lianhe Advertising Co., Ltd. and the shareholders of Beijing Shengshi Lianhe Advertising Co., Ltd. (incorporated by reference to Exhibit 4.19 to Annual Report on Form 20-F filed on April 28, 2009)

4.16

English Translation of Amended Power of Attorneys dated November 28, 2008 from the shareholders of Beijing AirMedia Advertising Co., Ltd. (Beijing AirMedia Advertising Co., Ltd. has undergone a corporate name change and is now known as AirMedia Group Co., Ltd.) (incorporated by reference to Exhibit 4.20 to Annual Report on Form 20-F filed on April 28, 2009)

4.17

English Translation of Amended and Restated Technology Development Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing AirMedia Advertising Co., Ltd. (incorporated by reference to Exhibit 10.17 to Registration Statement on Form F-1 (File No. 333- 146825), as amended, initially filed on October 19, 2007)

4.18

English Translation of Supplementary Agreement dated November 30, 2007 to the Amended and Restated Technology Development Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing AirMedia Advertising Co., Ltd. (incorporated by reference to Exhibit 10.3 to Annual Report on Form 20-F filed on April 30, 2008)

4.19

English Translation of Amended and Restated Technology Support and Service Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing AirMedia Advertising Co., Ltd. (incorporated by reference to Exhibit 10.18 to Registration Statement on Form F-1 (File No. 333- 146825), as amended, initially filed on October 19, 2007)

4.20

English Translation of Supplementary Agreement dated November 30, 2007 to the Amended and Restated Technology Support and Service Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing AirMedia Advertising Co., Ltd. (incorporated by reference to Exhibit 10.4 to Annual Report on Form 20-F filed on April 30, 2008)

4.21

English Translation of Amended and Restated Equity Pledge Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia Advertising Co., Ltd. and the shareholders of Beijing AirMedia Advertising Co., Ltd. (incorporated by reference to Exhibit 10.19 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.22

English Translation of Supplementary Agreement No. 1 dated June 19, 2008 to the Amended and Restated Equity Pledge Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia Advertising Co., Ltd. and the shareholders of Beijing AirMedia Advertising Co., Ltd. (incorporated by reference to Exhibit 4.26 to Annual Report on Form 20-F filed on April 28, 2009)

4.23

English Translation of Supplementary Agreement No. 2 dated November 28, 2008 to the Amended and Restated Equity Pledge Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia Advertising Co., Ltd. and the shareholders of Beijing AirMedia Advertising Co., Ltd. (incorporated by reference to Exhibit 4.27 to Annual Report on Form 20-F filed on April 28, 2009)

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
4.40

English Translation of Technology Support and Service Agreement dated April 1, 2008 between AirMedia Technology (Beijing) Co., Ltd. and Beijing Yuehang Digital Media Advertising Co., Ltd. (incorporated by reference to Exhibit 4.44 to Annual Report on Form 20-F filed on April 28, 2009)

4.41

English Translation of Supplementary Agreement dated June 25, 2008 to the Technology Support and Service Agreement dated April 1, 2008 between AirMedia Technology (Beijing) Co., Ltd. and Beijing Yuehang Digital Media Advertising Co., Ltd. (incorporated by reference to Exhibit 4.45 to Annual Report on Form 20-F filed on April 28, 2009)

4.42

English Translation of Equity Pledge Agreement dated April 1, 2008 among AirMedia Technology (Beijing) Co., Ltd., Beijing Yuehang Digital Media Advertising Co., Ltd. and the shareholders of Beijing Yuehang Digital Media Advertising Co., Ltd. (incorporated by reference to Exhibit 4.46 to Annual Report on Form 20-F filed on April 28, 2009)

4.43

English Translation of Call Option Agreement dated April 1, 2008 among AirMedia Technology (Beijing) Co., Ltd., Beijing Yuehang Digital Media Advertising Co., Ltd. and the shareholders of Beijing Yuehang Digital Media Advertising Co., Ltd. (incorporated by reference to Exhibit 4.47 to Annual Report on Form 20-F filed on April 28, 2009)

4.44

Share Purchase Agreement dated July 4, 2008 among the Registrant, First Reach Holdings Limited and Excel Lead International Limited (incorporated by reference to Exhibit 4.48 to Annual Report on Form 20- F filed on April 28, 2009)

4.45

English Translation of Supplementary Agreement No. 2 to Call Option Agreement dated May 27, 2010 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia UC Advertising Co., Ltd. and the shareholders of Beijing AirMedia UC Advertising Co., Ltd. (incorporated by reference to Exhibit 4.45 to Annual Report on Form 20-F filed on May 28, 2010)

4.46

English Translation of Supplementary Agreement No. 2 to the Equity Pledge Agreement dated May 27, 2010 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia UC Advertising Co., Ltd. and the shareholders of Beijing AirMedia UC Advertising Co., Ltd. (incorporated by reference to Exhibit 4.46 to Annual Report on Form 20-F filed on May 28, 2010)

4.47

Framework Cooperation Agreement (English summary), by and between AirMedia Group Co., Ltd. and Beijing Super TV Co., Ltd (incorporated by reference to Exhibit 4.47 to Annual Report on Form 20-F filed on April 30, 2012)

4.48

Supplementary Agreement to Framework Cooperation Agreement (English summary), by and among AirMedia Group Co., Ltd., Beijing Super TV Co., Ltd and Beijing N-S Digital TV Co., Ltd. (incorporated by reference to Exhibit 4.48 to Annual Report on Form 20-F filed on April 30, 2012)

4.49	2011 Share Incentive Plan (incorporated by reference to Exhibit 4.49 to Annual Report on Form 20-F filed on April 30, 2012)

4.50	2012 Share Incentive Plan (incorporated by reference to Exhibit 4.3 to Form S-8 (File No. 333-187442) filed on March 22, 2013)

8.1*	List of the Registrant’s subsidiaries

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certifications by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certifications by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

15.2*	Consent of Commerce & Finance Law Offices

15.3*	Consent of Maples and Calder

101.INS***	XBRL Instance Document

101.SCH***	XBRL Taxonomy Extension Schema Document

101.CAL***	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF***	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB***	XBRL Taxonomy Extension Label Linkbase Document

101.PRE***	XBRL Taxonomy Extension Presentation Linkbase Document

*         Filed herewith
**       Furnished with this annual report on Form 20-F
***    To be furnished by an amendment to Form 20-F.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 29, 2013	AIRMEDIA GROUP INC.

/s/ Herman Man Guo
Herman Man Guo
Chairman and Chief Executive Officer

AIRMEDIA GROUP INC.

Report of Independent Registered Public Accounting Firm
and Consolidated Financial Statements
For the years ended December 31, 2010, 2011 and 2012

AIRMEDIA GROUP INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF AIRMEDIA GROUP INC.

We have audited the accompanying consolidated balance sheets of AirMedia Group Inc. (the "Company"), its subsidiaries, its variable interest entities (the "VIEs") and its VIEs' subsidiaries (collectively the "Group") as of December 31, 2011 and 2012 and the related consolidated statements of operations, comprehensive income/(loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2012 and related financial statement schedule included in Schedule I. These consolidated financial statements and financial statement schedule are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31,2011 and 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31,2012, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, such statements have been adjusted for the retrospective application of the authoritative guidance regarding the presentation of comprehensive income/(loss), which was adopted by the Group on January 1, 2012.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group's internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April XX, 2013 expressed an unqualified opinion on the Group's internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Beijing, the People's Republic of China
April 25, 2013

AIRMEDIA GROUP INC.

CONSOLIDATED BALANCE SHEETS
(In U.S. dollars in thousands, except share related data)

	As of December 31,
	2011	2012
Assets
Current assets:
Cash	$112,734	$73,634
Restricted cash	6,363	8,026
Short-term investment	-	44,622
Accounts receivable, net of allowance for doubtful accounts Of $3,288 and $4,609 as of December 31, 2011 and 2012	92,823	101,222
Prepaid concession fees	22,909	20,759
Amount due from related parties	148	1,310
Other current assets	6,627	9,788
Deferred tax assets - current	6,061	2,064

Total current assets	247,665	261,425
Property and equipment, net	56,429	45,930
Long-term investments	2,047	4,337
Long term deposits	15,042	22,307
Deferred tax assets - non-current	5,763	8,347
Acquired intangible assets, net	13,788	1,521
Goodwill	20,734	-

TOTAL ASSETS	361,468	343,867

Liabilities
Current liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to AirMedia Group Inc. $61,697 and $71,045 as of December 31, 2011 and 2012, respectively)	63,577	72,895
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to AirMedia Group Inc. $9,585 and $8,716 as of December 31, 2011 and 2012, respectively)	11,276	10,999
Deferred revenue (including deferred revenue of the consolidated variable interest entities without recourse to AirMedia Group Inc. $11,516 and $18,596 as of December 31, 2011 and 2012, respectively)	11,522	18,602
Income tax payable (including income tax payable of the consolidated variable interest entities without recourse to AirMedia Group Inc. $332 and $169 as of December 31, 2011 and 2012, respectively)	792	1,109
Amounts due to related parties (including amounts due to related parties of the consolidated variable interest entities without recourse to AirMedia Group Inc. $443 and $447 as of December 31, 2011 and 2012, respectively)	443	447

Total current liabilities	87,610	104,052

Non-current liabilities:
Deferred tax liabilities - non-current (including deferred tax liabilities - non-current of the consolidated variable interest entities without recourse to AirMedia Group Inc. $3,800 and $380 as of December 31, 2011 and 2012, respectively)	3,800	380

Total liabilities	91,410	104,432

Commitments and contingencies (Note 22 and Note 23)
Equity
Ordinary shares ($0.001 par value; 900,000,000 shares authorized in 2011 and 2012; 127,662,057 shares and 127,662,057 shares issued as of December 31, 2011 and 2012, respectively; 125,247,597 shares and 122,112,485 shares outstanding as of December 31, 2011 and 2012, respectively)	128	128
Additional paid-in capital	275,150	278,652
Treasury stock (2,414,460 and 5,549,572 shares as of December 31, 2011 and 2012, respectively)	(3,775)	(7,035)
Statutory reserves	8,049	10,144
Accumulated deficits	(38,138)	(72,961)
Accumulated other comprehensive income	30,734	32,948

Total AirMedia Group Inc.'s shareholders' equity	272,148	241,876

Noncontrolling interests	(2,090)	(2,441)

Total equity	270,058	239,435

TOTAL LIABILITIES AND EQUITY	$361,468	$343,867

The accompanying notes are an integral part of these consolidated financial statements.

AIRMEDIA GROUP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In U.S. dollars in thousands, except share related data)

	For the years ended December 31,
	2010	2011	2012

Revenues	$236,460	$277,821	$292,965
Business tax and other sales tax	(5,955)	(7,197)	(6,223)
Net revenues	230,505	270,624	286,742
Cost of revenues	197,908	244,470	250,606
Gross profit	32,597	26,154	36,136
Operating expenses:
Selling and marketing (including share-based compensation of $2,424, $1,422 and $859 in 2010, 2011 and 2012, respectively)	18,112	18,238	17,995
General and administrative(including share-based compensation of $5,547, $3,192 and $2,643 in 2010, 2011 and 2012, respectively)	24,646	22,004	21,842
Impairment of intangible assets	1,000	656	9,583
Impairment of goodwill	-	1,003	20,611
Total operating expenses	43,758	41,901	70,031
Loss from operations	(11,161)	(15,747)	(33,895)
Interest income	694	1,242	1,355
Gain on remeasurement of fair value of cost and equity method investments(net)	919	-	-
Other income, net	940	1,848	2,770
Loss before income taxes and share of income on equity method investments	(8,608)	(12,657)	(29,770)
Income tax benefits(expenses)	735	(266)	(2,493)
Loss before share of income on equity method investments	(7,873)	(12,923)	(32,263)
Share of income on equity method investments	290	243	22
Net loss	(7,583)	(12,680)	(32,241)
Less: Net (loss)/income attributable to noncontrolling interests	(2,666)	(3,084)	487

Net loss attributable to AirMedia Group Inc.'s shareholders	(4,917)	(9,596)	(32,728)
Net loss attributable to AirMedia Group Inc.'s shareholders per ordinary share - basic	$(0.04)	$(0.07)	$(0.26)
Net loss attributable to AirMedia Group Inc.'s shareholders per ordinary share - diluted	$(0.04)	$(0.07)	$(0.26)
Weighted average shares used in calculating net loss per ordinary share - basic	131,252,115	129,537,955	124,269,245
Weighted average shares used in calculating net loss per ordinary share - diluted	131,252,115	129,537,955	124,269,245

The accompanying notes are an integral part of these consolidated financial statements.

AIRMEDIA GROUP INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
(In U.S. dollars in thousands)

	For the years ended December 31,
	2010	2011	2012

Net loss	$(7,583)	$(12,680)	$(32,241)
Other comprehensive income, net of tax:
Change in cumulative foreign currency translation adjustment	8,471	12,327	2,144
Comprehensive income/(loss)	888	(353)	(30,097)
Less: comprehensive (loss)/income attributable to non-controlling interest	(2,604)	(3,138)	417
Comprehensive income/(loss) attributable to AirMedia Group Inc.’s shareholders	3,492	2,785	(30,514)

AIRMEDIA GROUP INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In U.S. dollars in thousands, except share data)

	AirMedia Group Inc.'s shareholder's equity
						Retained	Accumulated	Total
						earnings	other	AirMedia Group
	Ordinary shares		Additional	Treasury	Statutory	Accumulated	comprehensive	Inc.'s shareholders'	Noncontrolling	Total
	Shares	Amount	paid-in capital	stock	reserves	deficits	income	equity	interests	equity

Balance as of January 1, 2010	131,179,487	$132	$268,542	$-	$6,912	$(22,488)	$9,944	$263,042	$3,237	$266,279
Ordinary shares issued for share based compensation	725,524	-	1,163	-	-	-	-	1,163	-	1,163
Provision for statutory reserve	-	-	-	-	759	(759)	-	-	-	-
Share-based compensation	-	-	7,971	-	-	-	-	7,971	-	7,971
Foreign currency translation adjustment	-	-	-	-	-	-	8,409	8,409	62	8,471
Net loss	-	-	-	-	-	(4,917)	-	(4,917)	(2,666)	(7,583)
Noncontrolling interest acquired in business combination of Dongding	-	-	-	-	-	-	-	-	415	415

Balance as of December 31, 2010	131,905,011	$132	$277,676	$-	$7,671	$(28,164)	$18,353	$275,668	$1,048	$276,716

Ordinary shares issued for share based compensation	138,416	-	229	-	-	-	-	229	-	229
Share repurchase	(4,381,370)	(4)	(7,369)	-	-	-	-	(7,373)	-	(7,373)
Treasury stock	(2,414,460)	-	-	(3,775)	-	-	-	(3,775)	-	(3,775)
Provision for statutory reserve	-	-	-	-	378	(378)	-	-	-	-
Share-based compensation	-	-	4,614	-	-	-	-	4,614	-	4,614
Foreign currency translation adjustment	-	-	-	-	-	-	12,381	12,381	(54)	12,327
Net loss	-	-	-	-	-	(9,596)	-	(9,596)	(3,084)	(12,680)

Balance as of December 31, 2011	125,247,597	$128	$275,150	$(3,775)	$8,049	$(38,138)	$30,734	$272,148	$(2,090)	$270,058

Ordinary shares issued for share based compensation	137,166	-	-	161	-	-	-	161	-	161
Share repurchase	(3,272,278)	-	-	(3,421)	-	-	-	(3,421)	-	(3,421)
Provision for statutory reserve	-	-	-	-	2,095	(2,095)	-	-	-	-
Share-based compensation	-	-	3,502	-	-	-	-	3,502	-	3,502
Foreign currency translation adjustment	-	-	-	-	-	-	2,214	2,214	(70)	2,144
Net loss	-	-	-	-	-	(32,728)	-	(32,728)	487	(32,241)
Dividends payable to minority shareholders of Xianglong	-	-	-	-	-	-	-	-	(768)	(768)

Balance as of December 31, 2012	122,112,485	$128	$278,652	$(7,035)	$10,144	$(72,961)	$32,948	$241,876	$(2,441)	$239,435

The accompanying notes are an integral part of these consolidated financial statements.

AIRMEDIA GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollars in thousands)

	For the years ended December 31,
	2010	2011	2012
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(7,583)	$(12,680)	$(32,241)
Adjustments to reconcile net loss to net cash provided by operating activities:
Allowance for doubtful accounts	2,223	2,044	1,242
Depreciation and amortization	23,479	25,138	24,033
Share-based compensation	7,971	4,614	3,502
Share of income on equity method investments	(290)	(243)	(22)
Loss on disposal of property and equipment	518	4,380	1,192
Gain on sale/maturity of short-term investments	(511)	(1,040)	(2,023)
Gain on remeasurement of fair value of cost and equity method investment (net)	(919)	-	-
Impairment of intangible assets	1,000	656	9,583
Impairment of goodwill	-	1,003	20,611
Changes in assets and liabilities
Accounts receivable	(21,089)	(28,728)	(8,609)
Prepaid concession fees	(3,894)	10,178	2,358
Other current assets	4,540	(3,705)	(3,147)
Long term deposits	2,815	(499)	(7,033)
Amount due from related parties	(302)	169	(1,148)
Accounts payable	5,534	18,734	8,269
Accrued expenses and other current liabilities	262	1,555	(1,397)
Deferred revenue	(702)	(1,805)	6,586
Deferred tax assets(liabilities), net	(3,526)	(1,319)	(1,831)
Income tax payable	1,100	(520)	305

Net cash provided by operating activities	10,626	17,932	20,230

CASH FLOWS FROM INVESTING ACTIVITIES:
Payments for acquisition of business (net of cash acquired of $212, nil and nil in 2010, 2011 and 2012, respectively)	(14,758)	-	-
Payment for contingent consideration in connection with a business combination	(2,415)	(2,966)	-
Purchase of property and equipment	(8,910)	(4,186)	(9,287)
Proceeds from disposal of property and equipment	137	172	127
Net amount (paid) received upon settlement of short-term investment	1,226	1,040	(42,464)
Restricted cash	(5,281)	748	(1,580)
Purchase of long-term investments	(367)	-	(2,223)
Loan receivable from a third party	-	-	(1,579)

Net cash used in investing activities	(30,368)	(5,192)	(57,006)

CASH FLOWS FROM FINANCING ACTIVITIES:
Share repurchase	-	(7,373)	-
Treasury stock	-	(3,775)	(3,421)
Dividend paid to former shareholder of subsidiaries	(1,091)	-	-
Proceed from exercises of stock options	1,163	229	161

Net cash provided by (used in) financing activities	72	(10,919)	(3,260)

Effect of exchange rate changes	2,421	4,408	936

Net(decrease)/increase in cash	(19,670)	6,229	(39,100)
Cash, at beginning of year	123,754	106,505	112,734

Cash, at end of year	$106,505	$112,734	$73,634

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income tax paid	$1,941	$2,105	$4,016

Fair value of property, equipment and other assets acquired in exchange of advertising services rendered	$262	$2,823	$1,987

The accompanying notes are an integral part of these consolidated financial statements.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31,2010, 2011 AND 2012
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

As of December 31, 2012, details of the Company's subsidiaries, VIEs and VIEs' subsidiaries are as follows:

	Date of		Percentage of
	incorporation/	Place of	legal
Name	acquisition	incorporation	ownership
Intermediate Holding Company:
Broad Cosmos Enterprises Ltd.	June 26, 2006	British Virgin Islands("BVI")	100%
AirMedia International Limited("AM International")	July 14, 2007	BVI	100%
AirMedia (China) Limited ("AM China")	August 5, 2005	Hong Kong	100%
Excel Lead International Limited("Excel Lead")	August 1, 2008	BVI	100%
Dominant City Ltd.("Dominant City")	July 1, 2009	BVI	100%
Easy Shop Ltd.("Easy Shop")	January 1, 2010	BVI	100%
Glorious Star Investment Limited("Glorious Star")	August 1, 2008	Hong Kong	100%
Subsidiaries:
AirMedia Technology(Beijing) Co., Ltd.("AM Technology")	September 19, 2005	the PRC	100%
Shenzhen AirMedia Information Technology Co., Ltd. ("Shenzhen AM")	June 6, 2006	the PRC	100%
Xi'an AirMedia Chuangyi Technology Co., Ltd.("Xi'an AM")	December 31, 2007	the PRC	100%
VIEs:
Beijing ShengshiLianhe Advertising Co., Ltd. ("ShengshiLianhe")	August 7, 2005	the PRC	N/A
AirMedia Group Co., Ltd. (Formerly Beijing AirMedia Advertising Co., Ltd.) ("AM Advertising")	November 22, 2005	the PRC	N/A
Beijing AirMedia UC Advertising Co. Ltd. ("AirMedia UC")	January 1, 2007	the PRC	N/A
Beijing Yuehang Digital Media Advertising Co. Ltd. ("AM Yuehang")	January 16, 2008	the PRC	N/A

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In U.S. dollars in thousands, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Introduction of the Group- continued

	Date of		Percentage of
	incorporation/	Place of	legal
Name	acquisition	incorporation	ownership
VIE's subsidiaries:
AirTV United Media & Culture Co., Ltd. ("AirTV United")	October 10, 2006	the PRC	N/A
Beijing AirMedia Film & TV Culture Co. Ltd. ("AM Film")	September 13, 2007	the PRC	N/A
Flying Dragon Media Advertising Co., Ltd. ("Flying Dragon")	August 1, 2008	the PRC	N/A
Wenzhou AirMedia Advertising Co., Ltd. ("AM Wenzhou")	October 17, 2008	the PRC	N/A
Beijing Weimei Lianhe Advertising Co., Ltd. ("Weimei Lianhe")	March 10, 2009	the PRC	N/A
Beijing Shengshi Lixin Culture & Media Co., Ltd. ("Shengshi Lixin")	June 1, 2009	the PRC	N/A
Hainan Jinhui Guangming Media Advertising Co., Ltd. ("Hainan Jinhui")	June 23, 2009	the PRC	N/A
Beijing Youtong Hezhong Advertising Media Co. Ltd. (Formerly Beijing Union of Friendship Advertising Media Co., Ltd.) ("Youtong")	July 1, 2009	the PRC	N/A
Beijing AirMedia Jinshi Advertising Co., Ltd.("AM Jinshi")	July 7, 2009	the PRC	N/A
Tianjin AirMedia Jinshi Advertising Co., Ltd. ("TJ Jinshi")	September 8, 2009	the PRC	N/A
Tianjin AirMedia Advertising Co., Ltd. ("TJ AM")	September 21, 2009	the PRC	N/A
AirMedia City (Beijing) Outdoor Advertising Co., Ltd. ("AM Outdoor")	January 1, 2010	the PRC	N/A
Beijing Dongding Gongyi Advertising Co., Ltd. ("Dongding")	February 1, 2010	the PRC	N/A
Beijing GreatView Media Advertising Co., Ltd. (Formerly Beijing Weimei Shengjing Media Advertising Co., Ltd) ("GreatView Media")	April 28, 2011	the PRC	N/A
Beijing AirMedia Jinsheng Advertising Co., Ltd. ("AM Jinsheng")	April 28, 2011	the PRC	N/A

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
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

One of the Company's subsidiary, AM China, the 100% shareholder of AM Technology and Xi’an AM, has been engaged in the advertising business in Hong Kong since September 2008. Since it has operated as an advertising business for more than three years, AM China and its subsidiaries may apply for the required licenses to provide advertising services in China.

The Group conducts substantially all of its activities through the VIEs, i.e. ShengshiLianhe, AM Advertising, AirMedia UC and AM Yuehang, and the VIEs' subsidiaries. The VIEs have entered into the following series of agreements with AM Technology:

Technology support and service agreement: AM Technology provides exclusive technology support and consulting services to the VIEs and in return, the VIEs are required to pay AM Technology service fees. The VIEs pay to AM Technology annual service fees in the amount that guarantee that the VIEs can achieve, after deducting such service fees payable to AM Technology, a net cost-plus rate of no less than 0.5% in the case of AM Advertising, ShengshiLianhe and AirMedia UC, or 1.0% in the case of AM Yuehang, which final rate should be determined by AM Technology. The "net cost-plus rate" refers to the operating profit as a percentage of total costs and expenses of a certain entity. The technology support and service agreements are effective for ten years and such term is automatically renewed upon its expiry unless either party informs the other party of its intention of no extension at least twenty days prior to the expiration of the agreements.

Technology development agreement: VIEs exclusively engaged AM Technology to provide technology development services. AM Technology owns the intellectual property rights developed in the performance of these agreements. The VIEs pay to AM Technology annual service fees in the amount that guarantee that the VIEs can achieve, after deducting such service fees payable to AM Technology, a net cost-plus rate of no less than 0.5% in the case of AM Advertising, ShengshiLianhe and AirMedia UC, which final rate should be determined by AM Technology. The "net cost-plus rate" refers to the operating profit as a percentage of total costs and expenses of a certain entity. The technology development agreements are effective for ten years and such terms is automatically renewed upon its expiry unless either party informs the other party of its intention of no extension at least twenty days prior to the expiration of the agreements.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In U.S. dollars in thousands, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

Call option agreement: Under the call option agreements, the shareholders of VIEs irrevocably grant AM Technology, or its designated third party, an exclusive option to purchase from the VIEs'shareholders, to the extent permitted under PRC law, all the equity interests in the VIEs, as the case may be, for the minimum amount of consideration permitted by the applicable law without any other conditions. In addition, AM Technology will act as guarantor of VIEs in all operation related contracts, agreements and transactions and commit to provide loans to support the business development needs of VIEs or when the VIEs are suffering operating difficulties provided that the relevant VIEs’ shareholders satisfy the terms and conditions in the call option agreements. Based on PRC law to provide an effective guarantee, a guarantor needs to execute a specific written agreement with the beneficiary of the guarantee. As AM Technology has not entered into any written guarantee agreements with any third party beneficiaries toguarantee the VIEs’ performance obligations to these third parties, none of these third parties can demand performance from AM Technology as a guarantor of the VIEs’ performance obligations. The absence of the written guarantee agreement did not obviate the Group’s conclusion that it is the primary beneficiary of the VIEs and in turn should consolidate the VIEs. The term of call option agreement shall be terminated after AM Technology exercises the call option over all VIEs’s equity pursuant to the provisions of the agreements.

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

Authorization letter: Each shareholder of the VIEs has executed an authorization letter to authorize AM Technology to exercise certain of its rights, including voting rights, the rights to enter into legal documents and the rights to transfer any or all of its equity interest in the VIEs. Such authorization letters will remain effective during the operating periods of the VIEs. The authorization is effective unless the relevant call option agreements which the VIEs entered into terminated.

Through the above contractual arrangements, AM Technology has obtained 100% of shareholders' voting interest in the VIEs, has the right to receive all dividends declared and paid by the VIEs and can receive substantially all of the net income of the VIEs through the technical support and service fees. Accordingly, the Group has consolidated the VIEs because, through AM Technology, it has (1) the power to direct the activities of the VIEs that most significantly affect its economic performance and (2) the right to receive substantially all of the benefits that could be potentially significant to the VIEs.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
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

The Group's ability to control the VIEs also depends on the authorization lettersthat AM Technology has to vote on all matters requiring shareholder approval in the VIEs. As noted above, the Group believes the rights granted by the authorization letters is legally enforceable but may not be as effective as direct equity ownership.

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
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In U.S. dollars in thousands, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Risks in relation to the VIE structure - continued

Certain shareholders of VIEs are also beneficial owners or directors of the Company. In addition, certain beneficial owners and directors of the Company are also directors or officers of VIEs. Their interests as beneficial owners of VIEs may differ from the interests of the Company as a whole. The Company cannot be certain that if conflicts of interest arise, these parties will act in the best interests of the Company or that conflicts of interests will be resolved in the Company’s favor. Currently, the Company does not have existing arrangements to address potential conflicts of interest these parties may encounter in their capacity as beneficial owners of VIEs, on the one hand, and as beneficial owners of the Company, on the other hand. The Company believes the shareholders of VIEs will not act contrary to any of the contractual arrangements and the exclusive purchase right contract provides the Company with a mechanism to remove them as shareholders of VIEs should they act to the detriment of the Company. If any conflict of interest or dispute between the Company and the shareholders of VIEs arises and the Company is unable to resolve it, the Company would have to rely on legal proceedings in the PRC. Such legal proceedings could result in disruption of its business; moreover, there is substantial uncertainty as to the ultimate outcome of any such legal proceedings.

The following financial statement information for AirMedia's VIEs were included in the accompanying consolidated financial statements, presented net of intercompany eliminations, as of and for the years ended December 31:

	As of December 31,
	2011	2012
Total current assets	$184,788	$201,088
Total non-current assets	63,187	27,499
Total assets	247,975	228,587
Total current liabilities	83,573	98,973
Total non-current liabilities	3,800	380
Total liabilities	$87,373	$99,353

	For the years ended December 31,
	2010	2011	2012

Net revenues	$229,989	$268,866	$286,641
Net income/(loss)	7,425	(2,543)	(31,771)
Net cash (used in) provided by operating activities	(1,445)	5,251	(8,587)
Net cash used in investing activities	(11,664)	(538)	(7,700)
Net cash used in financing activities	(1,091)	-	-

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In U.S. dollars in thousands, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Risks in relation to the VIE structure - continued

The following financial statement information for AirMedia's non - VIEs were included in the accompanying consolidated financial statements, presented net of intercompany eliminations, as of and for the years ended December 31:

	As of December 31,
	2011	2012

Total current assets	$62,877	$60,337
Total non-current assets	50,616	54,943
Total assets	113,493	115,280
Total current liabilities	4,037	5,079
Total non-current liabilities	-	-
Total liabilities	$4,037	$5,079

	For the years ended December 31,
	2010	2011	2012

Net revenues	$516	$1,758	$101
Net loss	(15,008)	(10,137)	(470)
Net cash provided by operating activities	12,071	12,681	28,817
Net cash used in investing activities	(18,704)	(4,654)	(49,306)
Net cash provided by (used in) financing activities	1,163	(10,919)	(3,260)

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In U.S. dollars in thousands, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Risks in relation to the VIE structure - continued

The VIEs contributed an aggregate of 99.8%, 99.4% and 100% of the consolidated net revenues for the years ended December 31, 2010, 2011 and 2012, respectively. As of December 31, 2011 and 2012, the VIEs accounted for an aggregate of 68.6% and 66.5%, respectively, of the consolidated total assets, and 95.6% and 95.1%, respectively, of the consolidated total liabilities. The assets not associated with the VIEs primarily consist of cash and cash equivalent, short term investments and property and equipment.

There are no consolidated VIEs' assets that are collateral for the VIEs' obligations and can only be used to settle the VIEs' obligations. There are no creditors (or beneficial interest holders) of the VIEs that have recourse to the general credit of the Company or any of its consolidated subsidiaries. There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests, which require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs ever need financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to its VIEs through loans to the shareholder of the VIEs or entrustment loans to the VIEs.

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
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
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

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(f)	Fair value of financial instruments

The Group's financial instruments include cash, restricted cash, accounts receivable, short term investment, amounts due from related parties, accounts payable, and amounts due to related parties, the carrying amounts of which approximate their fair values due to their short-term maturity.

The Group did not have any other financial assets and liabilities or nonfinancial assets and liabilities that are measured at fair value on recurring basis as of December 31, 2011and 2012.

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

(h)	Restricted cash

Restricted cash represents the bank deposits in escrow accounts as the performance security for certain concession right agreements.

(i)	Short-term investment

Short-term investments comprise marketable debt securities, which are classified as held- to-maturity as the Group has the positive intent and ability to hold the securities to maturity. All of the Group’s held-to-maturity securities are stated at their amortized costs and classified as short-term investments on the consolidated balance sheets based on their contractual maturity dates which are less than one year.

The Group reviews its short-term investments for other-than-temporary impairment based on the specific identification method. The Group considers available quantitative and qualitative evidence in evaluating potential impairment of its short-term investments. If the cost of an investment exceeds the investment’s fair value, the Group considers, among other factors, general market conditions, government economic plans, the duration and the extent to which the fair value of the investment is less than the cost, and the Group’s intent and ability to hold the investment, in determining if impairment is needed.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(j)	Property and equipment

Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated on a straight-line basis over the following estimated useful lives:

Digital display network equipment	5 years
Gas station display network equipment	5 years
Furniture and fixture	5 years
Computer and office equipment	3-5 years
Vehicle	5 years
Software	5 years
Property	50 years
Leasehold improvement	Shorter of the term of the lease or the estimated useful lives of the assets

(k)	Impairment of long-lived assets and intangible assets with definite life

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

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(l)	Impairment of goodwill

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

(m)	Long-term investments

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

Cost method investments

For investments in an investee over which the Group does not have significant influence, the Group carries the investment at cost and recognizes income as any dividends declared from distribution of investee's earnings. The Group reviews the cost method investments for impairment whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable. An impairment loss is recognized in earnings equal to the difference between the investment's carrying amount and its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value of the investment would then become the new cost basis of the investment.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
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

Where the consideration in an acquisition includes contingent consideration, the payment of which depends on the achievement of certain specified conditions post-acquisition, the contingent consideration is recognized and measured at its fair value at the acquisition date and if recorded as a liability, it is subsequently carried at fair value with changes in fair value reflected in earnings.

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
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(p)	Revenue recognition

The Group's revenues are derived from selling advertising time slots on the Group's advertising networks, primarily air travel advertising network. For the years ended December 31, 2010, 2011 and 2012, the advertising revenues were generated from digital frames in airports, digital TV screens in airports, digital TV screens on airlines, traditional media in airports, gas station media network and other media.

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

Non-monetary exchanges

The Group occasionally exchanges advertising time slots and locations with other entities for assets or services, such as equipment and other assets. The amount of assets and revenue recognized is based on the fair value of the advertising provided or the fair value of the transferred assets, whichever is more readily determinable. The amounts of revenues recognized for nonmonetary transactions were $1,244,$2,823 and $1,287 for the years ended December 31, 2010, 2011 and 2012, respectively. No direct costs are attributable to the revenues.

(q)	Business tax and other sale related taxes

The Group’s PRC subsidiaries and VIEs are subject to business tax and other sale related taxes at the rate of 8.5% on total revenues after deduction of certain costs of revenues permitted by the PRC tax laws.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(r)	Value Added Tax ("VAT")

The Company’s PRC subsidiaries are subject to value-added tax at a rate of 6% on revenues from advertising services and paid after deducting input VAT on purchases. The net VAT balance between input VAT and output VAT is reflected in the account under other taxes payable.

In July 2012, the Ministry of Finance and the State Administration of Taxation jointly issued a circular regarding the pilot collection of VAT in lieu of business tax in certain areas and industries in the PRC. Such VAT pilot program is to be phased in Beijing, Jiangsu, Anhui, Fujian, Guangdong, Tianjin, Zhejiang, and Hubei between September and December 2012. Starting from September 1, 2012, certain subsidiaries and VIEs became subject to VAT at the rates of 6% or 3%, on certain service revenues which were previously subject to business tax. For the year ended December 31, 2012, gross revenue is presented net of $8,785 of VAT.

(s)	Concession fees

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

The fee structure of the concession right agreement with the petroleum company is based on the actual number of developed gas stations and associated standard annual concession fee for each developed gas station. Each gas station has its specific lease term starting from the time when it is actually put into operation. The calculation of rental payments is based on how many months the gas stations are actually put into operation during the year and the standard annual concession fee determined based on the location of the gas station. Accordingly, each gas station is treated as a separate lease and rental payments are recognized on a straight-line basis over its lease term. The amount of annual concession fee to-be-paid is determined by an actual incurred concession fee or a fixed minimum payment if any base on negotiation with the petroleum company.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(t)	Agency fees

The Group pays fees to advertising agencies based on certain percentage of revenues made through the advertising agencies upon receipt of payment from advertisers. The agency fees are charged to cost of revenues in the consolidated statements of operations ratably over the period in which the advertising is displayed. Prepaid and accrued agency fees are recorded as current assets and current liabilities according to relative timing of payments made and advertising service provided. From time to time, the Group and certain advertising agencies may renegotiate and mutually agree, as permitted by applicable laws, to extinguish existing agency fee liabilities as calculated under the terms of existing contracts. .Such extinguishments are recorded as a reduction in cost of sales in the period the renegotiations are finalized. During the years ended December 31, 2010, 2011 and 2012, reversals in cost of sales as a result of renegotiated agency fees amounted to nil, nil, and $6,407, respectively.

(u)	Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating lease. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease periods.

(v)	Advertising costs

The Group expenses advertising costs as incurred. Total advertising expenses were $558,$288 and $767 for the years ended December 31, 2010, 2011 and 2012, respectively, and have been included as part of selling and marketing expenses.

(w)	Payment by depositary

The depositaryof the Company's American Depositary Shares("ADS") has agreed to reimburse the Group for certain qualified expenses incurred. There are limits on the amount to be reimbursed to the Group, but the amount of reimbursement available to the Group is not necessarily tied to the amount of fees the depositary collects from investors. The Group recognizes the reimbursable amounts in other income on the consolidated statements of operations on a straight-line basis over the contract term with the depositary. The Group has recorded $539, $539 and $539 in other income for the years ended December 31, 2010, 2011 and 2012, respectively.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(x)	Foreign currency translation

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

(y)	Income taxes

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

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(z)	Share-based payments

Share-based payment transactions with employees are measured based on the grant date fair value of the equity instrument issued, and recognized as compensation expenses over the requisite service periods based on a straight-line method, with a corresponding impact reflected in additional paid-in capital.

Share-based payment transactions with non-employees are measured based on the fair value of the options as of each reporting date through the measurement date, with a corresponding impact reflected in additional paid-in capital.

(aa)	Comprehensive income/(loss)

Comprehensive income/(loss)includes net income/(loss) and foreign currency translation adjustments and is presented net of tax, the amount of which is nil for the three years ended December 31, 2012. The consolidated financial statements have been adjusted for the retrospective application of the authoritative guidance regarding presentation of comprehensive income. Beginning January 1, 2012, the Group presented the consolidated statements of comprehensive income in two separate but consecutive statements.

(bb)	Allowance of doubtful accounts

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

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(cc)	Concentration of credit risk

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

Details of the customers accounting for 10% or more of total revenues are as follow:

Customer	For the years ended December 31,
	2010	2011	2012

A	1.7%	6.9%	11.2%

Details of the customers accounting for 10% or more of accounts receivable are as follow:

Customer	As of December 31,
	2011	2012

B	7.7%	15.3%

(dd)	Net loss per share

Basic net loss per share are computed by dividing net loss attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. Diluted net loss reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares(common stock options and warrants and their equivalents using the treasury stock method) were exercised or converted into ordinary shares. Potential common shares in the diluted net loss per share computation are excluded in periods of losses from continuing operations, as their effect would be anti-dilutive.

(ee)	Government subsidies

The Group primarily receives tax refund and development supporting bonus from tax bureau and local government without any condition or restriction. The government subsidies are recorded in other income on the consolidated statements of operations in the period in which the amounts of such subsidies are received. The recognized government subsidies as other income are $256, $268 and $210 for the years ended December 31, 2010, 2011 and 2012, respectively.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(ff)	Recent issued accounting standards adopted

In May 2011, the Financial Accounting Standards Board(the "FASB") issued an authoritative pronouncement on fair value measurement. The guidance is the result of joint efforts by the FASB and International Accounting Standards Board to develop a single, converged fair value framework. The guidance is largely consistent with existing fair value measurement principles in US GAAP. The guidance expands the existing disclosure requirements for fair value measurements and makes other amendments, mainly including:

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
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(ff)	Recent issued accounting standards adopted - continued

The guidance is to be applied prospectively and is effective for interim and annual periods beginning after December 15, 2011, for public entities. Early application by public entities is not permitted. The adoption of this guidance did not have a significant effect on the Group's consolidated financial statements.

In June 2011, the FASB issued an authoritative pronouncement to require an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. The guidance does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The guidance should be applied retrospectively. For public entities, the guidance is effective for fiscal years and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. In December 2011, the FASB issued an authoritative pronouncement related to deferral of the effective date for amendments to the presentation of reclassifications of items out of accumulated other comprehensive income. This guidance allows the FASB to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. While the FASB is considering the operational concerns about the presentation requirements for reclassification adjustments and the needs of financial statement users for additional information about reclassification adjustments, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before update the pronouncement issued in June 2011. The Group adopted this guidance effective January 1, 2012 and presented the consolidated statements of comprehensive income in two separate but consecutive statements.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(ff)	Recent issued accounting standards adopted - continued

In September 2011, the FASB issued an authoritative pronouncement related to testing goodwill for impairment. The guidance is intended to simplify how entities, both public and non-public, test goodwill for impairment. The guidance permits an entity to first assess qualitative factors to determine whether it is "more likely than not" that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if a public entity's financial statements for the most recent annual or interim period have not yet been issued. The adoption of this pronouncement did not have a significant effect on the Group’s consolidated financial statements, as the Group chose to directly perform the two- step goodwill impairment test for 2012.

In July 2012, the FASB issued an authoritative pronouncement related to testing indefinite-lived intangible assets, other than goodwill, for impairment. Under the guidance, an entity testing an indefinite-lived intangible asset for impairment has the option of performing a qualitative assessment before calculating the fair value of the asset. If the entity determines, on the basis of qualitative factors, that the fair value of the indefinite- lived intangible asset is not more likely than not (i.e., a likelihood of more than 50 percent) impaired, the entity would not need to calculate the fair value of the asset. The guidance does not revise the requirement to test indefinite-lived intangible assets annually for impairment. In addition, the guidance does not amend the requirement to test these assets for impairment between annual tests if there is a change in events or circumstances; however, it does revise the examples of events and circumstances that an entity should consider in interim periods. The guidance was effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. The adoption of this guidance did not have a significant effect on the Group’s consolidated financial statements.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(gg)	Recent issued accounting standards not yet adopted

In December 2011, the FASB has issued an authoritative pronouncement related to Disclosures about Offsetting Assets and Liabilities. The guidance requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. In January 2013, the FASB further clarifies that ordinary trade receivables and receivables are not in the scope of the authoritative pronouncement and the pronouncement applies only to derivatives, repurchase agreements and reverse purchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with specific criteria contained in the FASB Accounting Standards Codification™ (Codification) or subject to a master netting arrangement or similar agreement. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The Group does not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

In February 2013, the FASB issued an authoritative pronouncement related to reporting of amounts reclassified out of accumulated other comprehensive income, to improve the transparency of reporting these reclassifications. Other comprehensive income includes gains and losses that are initially excluded from net income for an accounting period. Those gains and losses are later reclassified out of accumulated other comprehensive income into net income.

The guidance expands the exiting disclosure requirement for reporting net income or other comprehensive income in financial statements, including:

•

Present (either on the face of the statement where net income is presented or in the notes) the effects on the line items of net income of significant amounts reclassified out of accumulated other comprehensive income - but only if the item reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period.

•

Cross-reference to other disclosures currently required under U.S. GAAP for other reclassification items (that are not required under U.S. GAAP) to be reclassified directly to net income in their entirety in the same reporting period. This would be the case when a portion of the amount reclassified out of accumulated other comprehensive income is initially transferred to a balance sheet account (e.g., inventory for pension-related amounts) instead of directly to income or expense.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(gg)	Recent issued accounting standards not yet adopted - continued

The amendments apply to all public and private companies that report items of other comprehensive income. Public companies are required to comply with these amendments for all reporting periods (interim and annual). The amendments are effective for reporting periods beginning after December 15, 2012, for public companies. Early adoption is permitted. The Group does not expect the adoption of this pronouncement will have a significant impact on its financial condition or results of operations.

In March 2013, the FASB has issued an authoritative pronouncement related to parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. When a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a non-profit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity, the parent is required to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. The Group does not expect the adoption of this pronouncement will have a significant impact on its financial condition or results of operations.

For an equity method investment that is a foreign entity, the partial sale guidance still applies. As such, a pro rata portion of the cumulative translation adjustment should be released into net income upon a partial sale of such an equity method investment. However, this treatment does not apply to an equity method investment that is not a foreign entity. In those instances, the cumulative translation adjustment is released into net income only if the partial sale represents a complete or substantially complete liquidation of the foreign entity that contains the equity method investment.

Additionally, the amendments in this pronouncement clarify that the sale of an investment in a foreign entity includes both: (1) events that result in the loss of a controlling financial interest in a foreign entity (i.e., irrespective of any retained investment); and (2) events that result in an acquirer obtaining control of an acquiree in which it held an equity interest immediately before the acquisition date (sometimes also referred to as a step acquisition). Accordingly, the cumulative translation adjustment should be released into net income upon the occurrence of those events.

The amendments in this pronouncement are effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. The amendments should be applied prospectively to derecognition events occurring after the effective date. Prior periods should not be adjusted. Early adoption is permitted. If an entity elects to early adopt the amendments, it should apply them as of the beginning of the entity’s fiscal year of adoption. The Group does not expect the adoption of this pronouncement will have a significant impact on its financial condition or results of operations

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
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

Geographic information

The Group primarily operates in the PRC and substantially all of the Group's long-lived assets are located in the PRC.

Revenue by service categories

	For the years ended December 31,
	2010	2011	2012

Revenues:
Air Travel Media Network:
Digital frames in airports	$113,196	$126,539	$137,342
Digital TV screens in airports	28,905	21,937	13,731
Digital TV screens on airplanes	27,564	26,734	26,612
Traditional media in airports	48,418	73,535	83,478
Other revenues in air travel	4,063	6,416	7,346
Gas Station Media Network	3,664	12,873	14,217
Other Media	10,650	9,787	10,239

	$236,460	$277,821	$292,965

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In U.S. dollars in thousands, except share data)

4.	BUSINESS ACQUISITION

(a)	Acquisition of Easy Shop and AM Outdoor

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

The purchase price for the acquisitions was allocated as follows:

		Amortization
		period

Cash acquired	$209
Other current assets	16,559
Property and equipment	67
Intangible assets:
Contract backlog	340	3 years
Customer relationship	677	3 years
Concessionagreements	7,646	7 years
Current liabilities	(15,299)
Deferred tax liabilities	(2,166)
Goodwill	7,190

Total	15,223
Represented by:
Cash consideration	13,935
Remeasurement of fair value of previously held10% interest	1,288

Total	$15,223

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
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In U.S. dollars in thousands, except share data)

4.	BUSINESS ACQUISITION - continued

(a)	Acquisition of Easy Shop and AM Outdoor - continued

The following unaudited pro forma information summarizes the results of operations for the years ended December 31, 2010 of the Group as if the acquisition had occurred on January 1, 2010. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition been completed at the beginning of the period indicated, nor is it indicative of future operating results:

For the years
ended December 31,
2010
(unaudited)

Pro forma revenues	$236,460
Pro forma net loss	(4,917)
Pro forma net loss per ordinary share-basic	(0.04)
Pro forma net loss per ordinary share-diluted	(0.04)

(b)	Acquisition of Dongding

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

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In U.S. dollars in thousands, except share data)

4.	BUSINESS ACQUISITION - continued

(b)	Acquisition of Dongding - continued The purchase price was allocated as follows:

		Amortization
		period
Cash acquired	$3
Other current assets	36
Property and equipment	102
Intangible assets:
Concession agreements	1,798	10 years
Current liabilities	(611)
Deferred tax liabilities	(449)
Goodwill	932

Total	1,811
Represented by:
Cash consideration	498
Remeasurement of fair value of previously held 30% interest	899
Fair value of 25% noncontrolling interest	414

Total	$1,811

The fair value of the total equity interests of Dongding, including the existing 30% and the newly acquired 45% interest and the 25% non-controlling interest on the acquisition date were evaluated. The remeasurement of fair value of previously held 30% interest was $498, resulting in a loss of $220 in the statements of operations for the year ended December 31, 2010.

The following unaudited pro forma information summarizes the results of operations for the years ended December 31, 2010 of the Group as if the acquisition had occurred on January 1, 2010. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition been completed at the beginning of the period indicated, nor is it indicative of future operating results:

For the years
ended December 31,
2010
(unaudited)

Pro forma revenues	$236,491
Pro forma net loss	(4,956)
Pro forma net loss per ordinary share-basic	(0.04)
Pro forma net loss per ordinary share-diluted	(0.04)

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In U.S. dollars in thousands, except share data)

5.	SHORT-TERM INVESTMENTS

Short-term investments consist of various fixed-income financial products purchased from Chinese banks and trusts and are classified as held-to-maturity securities and carried at amortized costs. The maturity dates range from 38 days to less than one year, with interest rates ranging from 3.8% to 4.0%. The held-to-maturity securities are not allowed to be redeemed early before its maturity. The repayment of these financial products is guaranteed by the issuing bank. The carrying amount of the held-to-maturity securities of $44,622 approximated their fair values due to its credit ratings and its short-term nature, all of which have a maturity date within one-year.

6.	LONG-TERM INVESTMENTS

(a)	Equity method investments

The Group had the following equity method investments:

	As of December 31,
	2011		2012
		Carrying		Carrying
Name of company	Percentage	value	Percentage	value
	%		%

Beijing Eastern Media Corporation, Ltd. ("BEMC")(1)	49	$1,650	49	$2,063
Beijing Shibo Movie Technology Co., Ltd. ("Shibo Movie") (2)	-	-	50	$612
Beijing Xinghe Union Media Co., Ltd. ("Xinghe Union") (2)	-	-	50	$604
Guangxi DingyuanMeida Ltd. ("Guangxi Dingyuan") (3)	-	-	40	$658

		$1,650		$3,937

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

AIRMEDIA GROUP INC.

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In U.S. dollars in thousands, except share data)

6.	LONG-TERM INVESTMENTS - continued

(a)	Equity method investments - continued

The investment was accounted for using the equity method of accounting as the Group has the ability to exercise the significant influence to the operation of BEMC.

	As of and for the
	years ended December 31,
	2011	2012
Total current assets	$4,832	$7,919
Total assets	4,877	7,945
Total current liabilities	1,510	3,736
Total liabilities	1,510	3,736
Total net revenue	11,224	14,007
Net income	526	801

(2)

On February 15, 2012 and March 13, 2012, the Group and Beijing N-S Digital TV Co., Ltd.(“N-S Digital TV”) established two joint ventures, Beijing Shibo Movie Technology Co., Ltd. (“Shibo Movie”) and Beijing Xinghe Union Media Co,, Ltd.(“Xinghe Union”), respectively. The registered capital of Shibo Movie and Xinghe Union was $1,558 each. The Group and N-S Digital TV each contributed $794, representing 50% of the equity interest in each Shibo Movie and Xinghe Union. Shibo Movie is engaged in movie technology development and consulting services, and Xinghe Union is engaged in movie and TV series investment and publishing, advertisement design and production. These joint ventures were established pursuant to a framework agreement entered into with Beijing Super TV Co., Ltd. ("Super TV") in June 2011 and the supplemental agreement entered into with Super TV and N-S Digital TV in January 2012.

The investment was accounted for using the equity method of accounting as the Group has the ability to exercise the significant influence to the operation of Shibo Movie and Xinghe Union.

	As of and for the
	years ended December 31,
	2011	2012

Total current assets	-	$2,629
Total assets	-	2,667
Total current liabilities	-	236
Total liabilities	-	236
Total net revenue	-	-
Net loss	-	771

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In U.S. dollars in thousands, except share data)

6.	LONG-TERM INVESTMENTS - continued

(a)	Equity method investments - continued

(3)

In April 2012, The Group entered into an agreement with Asiaray Advertising Media Ltd.(“Asiaray”) and Guangxi Civil Aviation Development Co., Ltd. (“Guangxi Civil Aviation”) to establish a joint venture, Guangxi Dingyuan Media Ltd.(“Guangxi Dingyuan”). Guangxi Dingyuan was incorporated on April 18, 2012 with total contributed capital of $1,605, of which 20%, 40% and 40% of that amount was contributed by Guangxi Civil Aviation, Asiaray and the Group, respectively. Guangxi Dingyuan exclusively operates various media resources in four airports in China’s Guangxi province.

The investment was accounted for using the equity method of accounting as the Group has the ability to exercise the significant influence to the operation of Guangxi Dingyuan.

	As of and for the
	years ended December 31,
	2011	2012

Total current assets	-	$1,607
Total assets	-	1,789
Total current liabilities	-	144
Total liabilities	-	144
Total net revenue	-	1,045
Net income	-	40

(b)	Cost method investment

In June 2010, the Group invested in $367 for 20% of equity interest in Zhangshangtong Air Service (Beijing) Co., Ltd. ("Zhangshangtong"), a company established in the PRC that is mainly engaged in air tickets agency services.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In U.S. dollars in thousands, except share data)

7.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consists of the following:

	As of December 31,
	2011	2012
Billed receivable	$54,525	$61,760
Unbilled receivable	41,586	44,071
Accounts receivable, gross	96,111	105,831
Less: Allowance for doubtful accounts	(3,288)	(4,609)
Accounts receivable, net	$92,823	$101,222

Unbilled receivable represents amounts earned under the advertising contracts in progress but not billable at the respective balance sheet dates. These amounts become billable according to the contract term. The Group anticipates that the majority of such unbilled amounts will be billed and collected within twelve months of the balance sheet date.

Movement of allowance for doubtful accounts is as follows:

	Balance at				Balance at
	beginning	Charge to		Exchange	end of the
	of the year	expenses	Write off	adjustment	year

2010	$14,843	2,223	-	580	$17,646
2011	$17,646	2,044	(17,279)	877	$3,288
2012	$3,288	1,242	34	45	$4,609

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In U.S. dollars in thousands, except share data)

8.	OTHER CURRENT ASSETS

Other current assets consist of the following:

	As of December 31,
	2011	2012

Short-term deposits	$1,858	$1,588
Other assets from non-monetary transactions(i)	3,142	1,736
Input VAT receivable	-	1,955
Loan receivable from a third party (ii)	-	1,732
Interest receivable	248	438
Advances to employees	347	418
Prepaid agency fees	395	262
Other prepaid expenses	637	1,659

	$6,627	$9,788

(i)	Other assets from non-monetary transactions primarily consist of exchange golf club membership cards.

(ii)	Loan receivable is related to amount lent to a third party company for cooperation on a TV series with stated term of one year and annual interest rate of 15%.

9.	LONG-TERM DEPOSITS

Long term deposits consist of the following:

	As of December 31,
	2011	2012

Concession fee deposits	$14,505	$21,633
Office rental deposits	537	674
	$15,042	$22,307

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

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In U.S. dollars in thousands, except share data)

10.	ACQUIRED INTANGIBLE ASSETS, NET

Acquired intangible assets, net, consist of the following:

	As of December 31,
	2011				2012
	Gross			Net	Gross			Net
	carrying	Accumulated		carrying	carrying	Accumulated		carrying
	amount	amortization	Impairment(1)	amount	amount	amortization	Impairment(1)	amount

TV program license	$6,129	$(1,601)	$-	$4,528	$6,192	$(1,850)	$(4,342)	$-
Audio-vision programming and broadcasting qualification	221	(30)	-	191	223	(38)	(185)	-
Intangible assets arising from business combinations:
- Customer relationships	1,494	(1,249)	-	245	1,509	(1,447)	(62)	-
- Contract backlog	1,957	(1,835)	-	122	1,977	(1,946)	(31)	-
- Concession agreements	16,869	(7,533)	(676)	8,660	16,138	(9,508)	(5,109)	1,521
- Non-compete agreements	187	(145)	-	42	189	(179)	(10)	-

	$26,857	$(12,393)	$(676)	$13,788	$26,228	$(14,968)	$(9,739)	$1,521

(1)

The Group incurred impairment losses of $1,000, $656 and $9,583 on finite-lived intangible assets the years ended December 31, 2010, 2011 and 2012, respectively. As the actual and expected sales and profits were below previously forecasted figures for fire station, air travel and outdoor advertising media, the carrying amounts of the finite-lived intangible assets exceeded the estimated future discounted cash flows associated with such assets. Accordingly, the amount of impairment expense recognized is equal to this excess.

The amortization expenses for the years ended December 31, 2010, 2011 and 2012 were $3,749, $3,791 and $2,635, respectively. During fiscal years 2013, 2014, 2015 and 2016, the Group expects to record amortization expenses for finite-lived intangible assets of $777, $460, $142 and $142 respectively.

11.	GOODWILL

The movement of the goodwill for the years ended December 31, 2011 and 2012 is as follows:

Balance as of January 1, 2011	$20,736
Impairment of goodwill in relation to Dongding	(1,003)
Exchange differences	1,001
Balance as of December 31, 2011	$20,734
Impairment of goodwill in relation to Flying Dragon	(8,131)
Impairment of goodwill in relation to AM Outdoor	(7,753)
Impairment of goodwill in relation to Youtong	(4,727)
Exchange differences	(123)

Balance as of December 31, 2012	-

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In U.S. dollars in thousands, except share data)

11.	GOODWILL - continued

The Group has four reporting units: the advertising media in air travel areas, the advertising media in gas station, the outdoor advertising media and the fire station advertising media. Applying discounted cash flows for its 2011 annual impairment test, the estimated fair value of the fire station reporting unit was below the carrying amount of its net assets. Accordingly, the Group impaired all goodwill related to the fire station reporting unit and incurred an impairment loss of $1,003 for the year ended December 31, 2011. Similarly, the fair value of the air travel areas and outdoor advertising media reporting unit, as estimated using the income approach applying a discounted cash flows for its 2012 annual impairment test, was below the carrying amount of its net assets, and as such, the Group impaired all goodwill related to air travel areas reporting unit and outdoor media advertising media reporting unit and recorded an impairment loss of $20,611 for the year ended December 31, 2012.

12.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consist of the following:

	As of December 31,
	2011	2012

Digital display network equipment	$81,403	$89,327
Gas station display network equipment	14,422	14,802
Furniture and fixture	816	847
Computer and office equipment	2,455	2,626
Vehicle	1,038	1,219
Software	10,250	10,355
Property	2,446	4,244
Leasehold improvement	1,272	1,351
	114,102	124,771
Less: accumulated depreciation and amortization	(57,673)	(78,841)

	$56,429	$45,930

Depreciation and amortization expenses recorded for the years ended December 31, 2010, 2011 and 2012 were $19,730, $21,347 and $21,398, respectively.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In U.S. dollars in thousands, except share data)

13.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the follows:

	As of December 31,
	2011	2012

Accrued payroll and welfare	$4,093	$4,766
Deposit payable	3,513	698
Other tax payable	1,262	2,802
Deferred income from ADS depositary	787	364
Accrued staff disbursement	755	824
Accrued professional fees	310	213
Accrued dividends to noncontrolling
shareholders of Xianglong	-	663
Other liabilities	556	669

	$11,276	$10,999

14.	INCOME TAXES

AirMedia is a tax-exempted company incorporated in the Cayman Islands.

Broad Cosmos and Excel Lead are tax-exempted company incorporated in the British Virgin Islands.

AM China and Glorious Star did not have any assessable profits arising in or derived from Hong Kong for the years ended December 31, 2010, 2011 and 2012, and accordingly no provision for Hong Kong Profits Tax was made in these years.

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
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In U.S. dollars in thousands, except share data)

14.	INCOME TAXES - continued

AM Technology qualified for the High and New-Tech Enterprise ("HNTE") status that would allow for a reduced 15% tax rate under EIT Law since year 2006. AM Technology also qualified as a HNTE located in a high-tech zone in Beijing and, therefore, was further entitled to a three- year exemption from EIT from year 2006 to 2008 and a preferential rate of 7.5% from year 2009 to 2010.AM Technology was subject to an EIT rate of 15% in 2011 and 2012, and is expected to be subject to an EIT rate of 15%as long as it maintains its status as a HNTE.

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

Income tax benefits/(expenses) are as follows:

	For the years ended December 31,
	2010	2011	2012

Income tax benefits/(expenses):
Current	$(2,792)	$(1,585)	$(4,324)
Deferred	3,527	1,319	1,831
Total	$735	$(266)	$(2,493)

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In U.S. dollars in thousands, except share data)

14.	INCOME TAXES - continued

The principal components of the Group's deferred income tax assets and liabilities are as follows:

	As of December 31,
	2011	2012

Deferred tax assets:
Current
Allowance for doubtful accounts	$5,119	$1,338
Accrued payroll	942	1,107
Valuation allowance	-	(381)

Deferred tax assets - current	6,061	2,064
Non-current
Depreciation of property and equipment	683	689
Amortization of intangible assets and concession fees	1,524	4,440
Taxable loss arising from a disposal of an equity method investment	215	217
Net operating loss carry forwards	12,255	11,063
Valuation allowance	(8,914)	(8,062)

Deferred tax assets - non-current	5,763	8,347
Deferred tax liabilities:
Non-current
Acquired intangible assets	3,800	380

Total deferred tax liabilities	$3,800	$380

The valuation allowance provided as of December 31, 2012 relates to the deferred tax assets generated by Shenzhen AM, AirTV United, AM Jinshi, Youtong, TJ AM, TJ Jinshi and Dongding, and was recognized based on the Group's estimates of the future taxable income of these entities. The Group's subsidiaries in the PRC had total net operating loss carry forwards of $44,442 as of December 31, 2012. The net operating loss carry forwards for the PRC subsidiaries will expire on various dates through 2017.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In U.S. dollars in thousands, except share data)

14.	INCOME TAXES - continued

Reconciliation between the provision for income taxes computed by applying the PRC EIT rate of 25% to income before income taxes and the actual provision of income taxes is as follows:

	For the years ended December 31,
	2010	2011	2012

Net loss before provision for income taxes	$(8,608)	$(12,657)	$(29,770)
PRC statutory tax rate	25%	25%	25%
Income tax at statutory tax rate	(2,152)	(3,164)	(7,443)
Expenses not deductible for tax purposes:
Entertainment expenses exceeded the tax limit	207	180	315
Goodwill impairment	-	-	5,153
Tax effect of tax losses not recognized	-	-	2,791
Tax effect of deductible temporary difference not recognized	-	-	1,425
Non-taxable income	(256)	-	-
Changes in valuation allowance	1,006	3,213	(471)
Effect of income tax holidays in subsidiaries, VIEs and VIEs' subsidiaries in the PRC	(1,501)	(819)	(675)
Effect of income tax rate difference in other jurisdictions	1,961	856	1,398

Income tax (benefits)/expenses	$(735)	$266	$2,493

Effective tax rates	8.5%	(2.1% )	(8.4% )

If the Group's subsidiaries, VIEs and VIEs' subsidiaries in the PRC were not in a tax holiday period in the years ended December 31, 2010, 2011 and 2012, the impact to net loss per share amounts would be as follows:

	For the years ended December 31,
	2010	2011	2012

Increase in income tax expenses	$1,501	$819	$675
Decrease in net loss per ordinary share-basic	0.01	0.01	0.01
Decrease in net loss per ordinary share-diluted	0.01	0.01	0.01

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In U.S. dollars in thousands, except share data)

14.	INCOME TAXES - continued

The Group did not identify significant unrecognized tax benefits for the years ended December 31, 2010, 2011and 2012. The Group did not incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2010, 2011and 2012.

Since the commencement of operations in August 2005, only AM Technology and Shenzhen AM have been subjected to a tax examination by the relevant PRC tax authorities. The Group's subsidiaries, VIEs and VIEs' subsidiaries remain subject to tax examinations at the tax authority's discretion.

Uncertainties exist with respect to how the current income tax law in the PRC applies to the Group's overall operations, and more specifically, with regard to tax residency status. New EIT Law includes a provision specifying that legal entities organized outside of China will be considered residents for Chinese income tax purposes if the place of effective management or control is within China. The Implementation Rules to the New EIT Law provide that non-resident legal entities will be considered China residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc., occurs within China. Additional guidance is expected to be released by the Chinese government in the near future that may clarify how to apply this standard to taxpayers. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that its legal entities organized outside of China should be treated as residents for New EIT Law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed resident enterprises, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income tax at a rate of 25%.

Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial report over tax basis, including those differences attributable to a more than 50% interest in a subsidiary. However, the Company's subsidiaries located in the PRC had been in loss position and had accumulated deficit as of December 31, 2011and 2012, and the tax basis for the investment was greater than the carrying value of this investment. A deferred tax asset should be recognized for this temporary difference only if it is apparent that the temporary difference will reverse in the foreseeable future. Absent of evidence of a reversal in the foreseeable future, no deferred tax asset for such temporary difference was recorded.

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

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In U.S. dollars in thousands, except share data)

15.	NET LOSS PER SHARE

The calculation of the net loss per share is as follows:

	For the years ended December 31,
	2010	2011	2012
Net loss attributable to AirMedia Group Inc.'s ordinary shareholders (numerator)	$(4,917)	$(9,596)	$(32,728)
Shares (denominator):
Weighted average ordinary shares outstanding used in computing net loss per ordinary share - basic	131,252,115	129,537,955	124,269,245
Weighted average ordinary shares outstanding used in computing net loss per ordinary share - diluted (i)	131,252,115	129,537,955	124,269,245
Net loss per ordinary share-basic	$(0.04)	$(0.07)	$(0.26)
Net loss per ordinary share-diluted	(0.04)	(0.07)	(0.26)

(i)

The Group had securities outstanding which could potentially dilute basic net loss per share, but which were excluded from the computation of diluted net loss per share for the years ended December 31, 2010, 2011 and 2012, as their effects would have been anti- dilutive. For the year 2010, 2011 and 2012, such outstanding securities consisted of weighted average share options of 14,408,559, 15,269,198 and 15,747,929, respectively.

16.	SHARE BASED PAYMENTS

2007 Share incentive plan

On July 2, 2007, the Board of Directors adopted the 2007 share incentive plan (the "2007 Option Plan"), which allows the Group to grant options to its employees and directors to purchase up to 12,000,000 ordinary shares of the Company subject to vesting requirement..

On December 29, 2008, the Board of Directors amended 2007 Option Plan to allow the Group to grant options to its employees and directors to purchase up to 17,000,000 ordinary shares.

By December 31, 2012, total number of options granted under the 2007 Option Plan was 17,907,038, and 14,715,300 were outstanding.

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

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In U.S. dollars in thousands, except share data)

16.	SHARE BASED PAYMENTS - continued

2007 Share incentive plan - continued

On July 20, 2007, the Board of Directors also granted options to certain consultants (the "Consultant Options") to purchase an aggregate of 340,000 ordinary shares of the Company at an exercise price of $2.00 per share. The contract life is 10 years. The Consultant Options have the same vesting schedule with the Employee Options.

On November 29, 2007, the Board of Directors granted options to the Group's non-employee directors, employees and consultants to purchase an aggregate of 2,330,000 ordinary shares of the Company, at an exercise price of $8.50 per share. The contract life is 5 years. One twelfth of theseoptions vests each quarter until November 29, 2010.

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

On September 1, 2012, the Board of Directors approved to grant options to the employees under 2007 Share Incentive Plan to purchase an aggregate of 1,857,538 ordinary shares of the Company, at an exercise price of $0.72 per ordinary share. One twelfth of the options will vest each quarter from September 4, 2012. The expiration date will be 5 years from the grant date.

On October 10, 2012, the Board of Directors approved the Company to extend the expiration date of the options granted on July 2, 2007, November 29, 2007 and July 10, 2009 to November 29, 2015. Modified awards are viewed as an exchange of the original award for a new award. The fair value of the stock options, which was $0.33 per share as of the modification date, was estimated using the Black-Scholes model. The incremental compensation cost of the modified award was $449, which was recognized as share-based compensation expenses for the year ended December 31, 2012.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In U.S. dollars in thousands, except share data)

16.	SHARE BASED PAYMENTS - continued

2011 Share incentive plan

On March 18, 2011, the Board of Directors adopted 2011 Share Incentive Plan (the "2011 Option Plan"), which allows the Group to grant options to its employees and directors to purchase up to 2,000,000 ordinary shares of the Company subject to vesting requirement.

On March 22, 2011, the Board of Directors granted options to Group's employees to purchase an aggregate of 2,180,000 ordinary shares of the Company under 2007 Option Plan and 2011 Option Plan, at an exercise price of $2.3 per share. The contractual term of the options was 5 or 10 years. One twelfth of these options will vest each quarter through March 22, 2014. Subsequently on June 7, 2011, the Board of Directors approved to modify the exercise price of these stock options to $1.57 per share. The fair value of these options at the modification date was estimated to be $0.75 per option. The incremental share based compensation costs of the re-priced options was $314, of which will be recognized over the remaining service period through March 22, 2014.

On August 23, 2011, the Board of Directors approved the adjustment of the exercise price of certain stock options that were granted on July 2, 2007, July 20, 2007, November 29, 2007, July 10, 2009 and March 22, 2011, which were subsequently modified from $1.57 per share to $1.15 per share. The fair value of the options on the modification date was $0.21, $0.22, $0.26, $0.39 and $0.53 per share, respectively, calculated using the Black-Scholes model. The incremental compensation cost of the re-priced options was $1,259, of which $950 was recognized on the modification date, and the remainder recognized over the remaining service period.

In September 2012, the former CFO of the Group resigned. Of the 600,000 options granted to her on March 22, 2011, 300,000 were vested through her date of resignation. In conjunction with her resignation, she signed a supplementary agreement with the Group that granted her 100,000 immediately exercisable options and 200,000 options that would vest through September 22, 2013. During the vesting period, she would provide consulting service as a consultant. For the 100,000 immediately exercisable options, a measurement date was reached upon grant and the Group immediately recognized $35 share-based compensation expenses. For the 200,000 options that will vest through September 22, 2013, the Group will recognize expense based on the fair value of the options as of each reporting date through the measurement date, or September 23, 2013. For the year ended December 31, 2012, the Group recognized $19 share-based compensation expense for these options.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In U.S. dollars in thousands, except share data)

16.	SHARE BASED PAYMENTS - continued

2012 Share incentive plan

On November 30, 2012, the Board of Directors adopted 2012 Share Incentive Plan (the "2012 Option Plan"), which allows the Group to grant options to its employees and directors to purchase up to 6,000,000 ordinary shares of the Company subject to vesting requirement.

On November 1 and November 30, 2012, the Group granted 20,000 options to a consultant under the 2007 Option Plan and 60,000 options under the 2012 Option Plan to purchase the Company's ordinary shares at an exercise price of $1.11 per share. The 20,000 share options vested immediately and one-third of the 60,000 share options will vest on February 1, May 1 and August 1, 2013, respectively.

The following summary of stock option activity under the 2007, 2011 and 2012 Share Incentive Planas of December 31, 2011 and 2012, reflective of all modifications is presented below:

	Outstanding Options
		Weighted average	Weighted average	Weighted average	Aggregate
	Number of	exercise price	grant-date	remaining	intrinsic
	options	per option	fair value	contractual terms	value

Outstanding at January 1, 2012	15,438,722	$1.26	$1.37
Granted	1,937,538	0.74	0.33
Exercised	(137,166)	1.17	2.13
Forfeited	(517,828)	1.40	1.07

Outstanding at December 31, 2012	16,721,266	1.19	1.27	3.79	446
Options vested and expected to vest as of December 31, 2012	16,657,308	$1.19	$1.22	3.77	446

Options exercisable as of December 31, 2012	14,273,734	$1.25	$1.31	3.54	74

The total intrinsic value of options exercised during the years ended December 31, 2010, 2011 and 2012 was $1,416, $54 and $66, respectively. The total fair value of options vested during the years ended December 31, 2010, 2011 and 2012 was $6,344, $3,664 and $3,503, respectively.

The Group recorded share-based compensation of $7,971, $4,614 and $3,502 for the years ended December 31, 2010, 2011 and 2012, respectively. There was $1,595 of total unrecognized compensation expense related to unvested share options granted as of December 31, 2012. The expense is expected to be recognized over a weighted-average period of 1.93 years on a straight-line basis.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In U.S. dollars in thousands, except share data)

16.	SHARE BASED PAYMENTS - continued

2012 Share incentive plan - continued

The fair value of each option granted was estimated on the date of grant/modification using the Black-Scholes option pricing model with the following assumptions used for grants during the applicable period.

For the years ended December 31,
	2010	2011	2012

Risk-free interest rate of return	2.03%-2.58%	0.00%-0.79%	0.12%-0.34%
Expected term	1.0-2.4 years	0.4-3.1 years	0.07-3.19 years
Volatility	73.48%-113.84%	70.64%-70.74%	67.57%-94.43%
Dividend yield	-	-	-

(1)	Volatility

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

The expected term is estimated based on a consideration of factors including the original contractual term and the vesting term.

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

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In U.S. dollars in thousands, except share data)

17.	FAIR VALUE MEASUREMENT

Measured on recurring basis

The Group had no financial assets and liabilities measured and recorded at fair value on a recurring basis as of December 31, 2011 and 2012.

Measured on non-recurring basis

The Group measured the intangible assets at fair value on a nonrecurring basis as results of the impairment loss of $9,583 recognized in 2012, as set out in Note 10. The fair value was determined using models with significant unobservable inputs (Level 3 inputs), primarily the management projection on the discounted future cash flow and the discount rate.

The Group measured the goodwill at fair value on a nonrecurring basis when it is annually evaluated or whenever events or changes in circumstances indicate that carrying amount of a reporting unit exceeds its fair value as a result of the impairment assessments (Note 11). The fair value was determined using models with significant unobservable inputs (Level 3 inputs), primarily the management projection on the discounted future cash flow and the discount rate. The impairment loss of $20,611 was recognized for the year ended December 31, 2012.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In U.S. dollars in thousands, except share data)

18.	SHARE REPURCHASE PLAN

On March 21, 2011, the Board of Directors authorized the Group to repurchase up to $20 million of its own outstanding ADSs within two years from March 21, 2011. On September 26, 2012, the Board of Directors approved to increase the amount of the share repurchase program to $40 million of its own outstanding ADS and to extend the termination date of the share repurchase program to March 20, 2014.

As of December 31, 2012, the Group had repurchased an aggregate of 5,034,054 ADSs on the open market for a total consideration of $14.6 million. As of December 31, 2012, 2,190,685 ADSs had been cancelled and 2,843,369 ADSs were recorded as treasury stock.

19.	MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labour regulations require the Group to accrue for these benefits based on certain percentages of the employees' income. The total contribution for such employee benefits were $2,779, $2,955 and $3,425 for the years ended December 31, 2010, 2011 and 2012, respectively.

20.	STATUTORY RESERVES

As stipulated by the relevant law and regulations in the PRC, the Group's subsidiaries, VIEs and VIEs' subsidiaries in the PRC are required to maintain non-distributable statutory surplus reserve. Appropriations to the statutory surplus reserve are required to be made at not less than 10% of profit after taxes as reported in the subsidiaries' statutory financial statements prepared under the PRC GAAP. Once appropriated, these amounts are not available for future distribution to owners or shareholders. Once the general reserve is accumulated to 50% of the subsidiaries' registered capital, the subsidiaries can choose not to provide more reserves. The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production and increase in registered capital of the subsidiaries. The Group allocated $378 and $2,095 to statutory reserves during the years ended December 31, 2011 and 2012, respectively. The statutory reserves cannot be transferred to the Company in the form of loans or advances and are not distributable as cash dividends except in the event of liquidation.

AIRMEDIA GROUP INC.

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In U.S. dollars in thousands, except share data)

21.	RESTRICTED NET ASSETS

Relevant PRC laws and regulations restrict the WFOEs, VIEs and VIEs' subsidiaries from transferring a portion of their net assets, equivalent to the balance of their statutory reserves and their paid-in-capital, to the Group in the form of loans, advances or cash dividends. Relevant PRC statutory laws and regulations restrict the payments of dividends by the Group's PRC subsidiaries and VIEs and VIEs' subsidiaries from their respective retained earnings, if any, as determined in accordance with PRC accounting standards and regulations.

As of December 31, 2012, the balance of restricted net assets was $267,748, of which $69,414 was attributed to the paid-in-capital and statutory reserves of the VIEs and VIEs' subsidiaries, and $198,334 was attributed to the paid in capital and statutory reserves of WFOE, respectively. Under applicable PRC laws, loans from PRC companies to their offshore affiliated entities require governmental approval, and advances by PRC companies to their offshore affiliated entities must be supported by bona fide business transactions.

22.	COMMITMENTS

(a)	Rental leases

The Group has entered into operating lease agreements principally for its office spaces in the PRC. These leases expire through 2015 and are renewable upon negotiation. Rental expenses under operating leases for the years ended December 31, 2010, 2011 and 2012 were $2,626, $2,528 and $2,668, respectively.

Future minimum rental lease payments under non-cancellable operating leases agreements were as follows:

Year

2013	$2,049
2014	646
2015	338
$3,033

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In U.S. dollars in thousands, except share data)

22.	COMMITMENTS - continued

(b)	Concession fees

The Group has entered into concession right agreements with vendors, such as airports, airlines and a petroleum company. The contract terms of such concession rights are usually three to five years. The concession rights expire through 2019 and are renewable upon negotiation. Concession fees charged into statements of operations for the years ended December 31, 2010, 2011 and 2012 were $134,293, $160,199 and $177,996, respectively.

Future minimum concession fee payments under non-cancellable concession right agreements were as follows:

Year

2013	$176,827
2014	147,269
2015	83,781
2016	23,611
2017	16,997
2018 and thereafter	36,932

$485,417

(c)	Capital commitments

The Group has entered into purchase agreements with vendors for media equipment in airports and gas stations. The minimum purchase payments under non-cancellable purchase agreements were $19,998 and $8,427 for the year ending December 31, 2013 and 2014, respectively.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In U.S. dollars in thousands, except share data)

23.	CONTINGENT LIABILITIES

(a)	Outdoor advertisement registration certificate

On May 22, 2006, the State Administration for Industry and Commerce, or the SAIC, a governmental authority in the PRC, amended the Provisions on the Registration Administration of Outdoor Advertisements, or the new outdoor advertisement provisions. Pursuant to the amended outdoor advertisement provisions, advertisements placed inside or outside of the "departure halls" of airports are treated as outdoor advertisements and must be registered in accordance with the local SAIC by "advertising distributors". To ensure that the Group's airport operations comply with the applicable PRC laws and regulations, the Group is in the process of making inquiries with the local SAICs in the cities in which the Group has operations or intends to operate with respect to the application for an advertising registration certificate. However, the local SAICs with whom the Group consulted have expressed different views on whether the advertisements shown on the Group's digital TV screens should be regarded as outdoor advertisements and how to register those advertisements. As of the date of these consolidated financial statements, only Shanghai and Beijing SAIC has accepted the Group's application and issued the outdoor advertising registration certifications. Some local SAICs need more time to consider the implementation of the new outdoor advertising provisions and some SAICs do not require the Group to register. The Group intends to register with the relevant SAICs if the Group is required to do so, but the Group cannot assure that the Group will obtain the registration certificate in compliance with the new outdoor advertisement provisions due to the uncertainty in the implementation and enforcement of the regulations promulgated by the SAIC. If the requisite registration is not obtained, the relevant local SAICs may require the Group to forfeit advertising income earned, impose administrative fines of up to $5. They may also require the Group to discontinue advertisements at airports where the requisite advertising registration is not obtained, which may result in a breach of one or more of the Group's agreements with the Group's advertising clients and materially and adversely affect the Group's business and results of operations. As of December 31, 2012, the Group did not record a provision for this matter as management believes the possibility of adverse outcome of the matter is remote and any liability it may incur would not have a material adverse effect on its consolidated financial statements. However, it is not possible for the Group to predict the ultimate outcome and the possible range of the potential impact of failure to obtain such disclosed registrations and approvals primarily due to the lack of relevant data and information in the market in this industry in the past.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In U.S. dollars in thousands, except share data)

23.	CONTINGENT LIABILITIES - continued

(b)	Approval for non-advertising content

A majority of the digital frames and digital TV screens in the Group's network include programs that consist of both advertising content and non-advertising content. On December 6, 2007, the State Administration of Radio, Film or Television, or the SARFT, a governmental authority in the PRC, issued the Circular regarding Strengthening the Management of Public Audio-Video in Automobiles, Buildings and Other Public Areas, or the SARFT Circular. According to the SARFT Circular, displaying audio-video programs such as television news, films and television shows, sports, technology and entertainment through public audio-video systems located in automobiles, buildings, airports, bus or train stations, shops, banks and hospitals and other outdoor public systems must be approved by the SARFT. The Group intends to obtain the requisite approval of the SARFT for the Group's non-advertising content, but the Group cannot assure that the Group will obtain such approval in compliance with this new SARFT Circular, or at all. In November 2010, the Group entered into a strategic partnership with CCTV Mobile Media to operate the CCTV Air Channel to broadcast TV programs to air travellers in China. Under the arrangement, CCTV Mobile Media will be responsible for program planning, production, and broadcasting. The Group will operate exclusively the advertising business of CCTV Air TV Channel. According to the terms of the cooperation arrangement with CCTV Mobile Media, during the cooperation period from November 29, 2010 to November 28, 2025, CCTV Mobile Media shall obtain and, from time to time, be responsible for obtaining any approval, license and consent regarding the regulation of broadcasting and television from relevant authorities. There is no assurance that CCTV Mobile Media will be able to obtain or maintain the requisite approval or we will be able to renew the contract with CCTV Mobile Media when it expires. If the requisite approval is not obtained, the Group will be required to eliminate non-advertising content from the programs included in the Group's digital frames and digital TV screens and advertisers may find the Group's network less attractive and be unwilling to purchase advertising time slots on the Group's network. As of December 31, 2012, the Group did not record a provision for this matter as management believes the possibility of adverse outcome of the matter is remote and any liability it may incur would not have a material adverse effect on its consolidated financial statements. However, it is not possible for the Group to predict the ultimate outcome and the possible range of the potential impact of failure to obtain such disclosed registrations and approvals primarily due to the lack of relevant data and information in the market in this industry in the past.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In U.S. dollars in thousands, except share data)

24.	RELATED PARTY TRANSACTIONS

(a)	Details of outstanding balances with the Group's related parties as of December 31, 2011 and 2012 were as follows:

Amount due from related parties-trading:

Name of related parties	Relationship	As of December 31,
		2011	2012

BEMC	Equity method investment of the Group	$148	$1,310
		$148	$1,310

The amount due from BEMC represents the uncollected advertising revenues earned from BEMC as of December 31, 2011 and 2012, respectively.

Amount due to related parties-trading:

Name of related parties	Relationship	As of December 31,
		2011	2012

BEMC	Equity method investment of the Group	$443	$447
		$443	$447

The amount due to BEMC represents the deposits received for publishing advertisement as of December 31, 2011 and 2012.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In U.S. dollars in thousands, except share data)

24.	RELATED PARTY TRANSACTIONS - continued

(b)	Details of related party transactions occurred for the years ended December 31, 2010, 2011 and 2012 were as follows:

Advertising revenues earned from:

		For the years ended December 31
Name of related parties	Relationship	2010	2011	2012

BEMC	Equity method investment of the Group	$3,627	$179	$1,852
Zhangshangtong	Cost method investment of the Group	92	27	-

		$3,719	$206	$1,852

Agency cost paid to:

		For the years ended December 31
Name of related parties	Relationship	2010	2011	2012

BEMC	Equity method investment of the Group	$747	$-	$-

AIRMEDIA GROUP INC.

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I
FINANCIAL INFORMATION OF PARENT COMPANY
BALANCE SHEETS
(In U.S. dollars in thousands, except share related data)

	As of December 31,
	2011	2012
Assets
Current assets
Cash and cash equivalents	$2,391	$196
Investment in subsidiaries	86,887	60,514
Amount due from subsidiaries	183,701	181,204
Other current assets	181	778

TOTAL ASSETS	273,160	242,692
Liabilities
Current liabilities
Accounts payable	40	-
Amount due to subsidiaries	156	421
Accrued expenses and other liabilities	816	395

Total liabilities	1,012	816
Equity
Ordinary Shares($0.001 par value; 900,000,000 shares authorized in 2011 and 2012; 127,662,057 shares and 127,662,057 shares issued as of December 31, 2011 and 2012, respectively; 125,247,597 shares and 122,112,485 shares outstanding as of December 31, 2011 and 2012, respectively)	128	128
Additional paid in capital	275,150	278,652
Treasury stock(2,414,460 and 5,549,572 shares as of December 31, 2011 and 2012, respectively)	(3,775)	(7,035)
Accumulated deficits	(30,089)	(62,817)
Accumulated other comprehensive income	30,734	32,948

Total equity	272,148	241,876

TOTAL LIABILITIES AND EQUITY	$273,160	$242,692

AIRMEDIA GROUP INC.

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I
FINANCIAL INFORMATION OF PARENT COMPANY
STATEMENTS OF OPERATIONS
(In U.S. dollars in thousands)

	For the years ended December 31,
	2010	2011	2012
Operating expenses
Selling and marketing	$(2,424)	$(1,421)	$(859)
General and administrative	(5,987)	(3,471)	(3,282)
Total operating expenses	(8,411)	(4,892)	(4,141)
Investment income/(loss)in subsidiaries	3,354	(4,795)	(28,587)
Interest income	140	91	-

Net loss attributable to holders of ordinary shares	$(4,917)	$(9,596)	$(32,728)

AIRMEDIA GROUP INC.

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I
FINANCIAL INFORMATION OF PARENT COMPANY
STATEMENTS OF CHANGES IN EQUITY AND COMPREHENSIVE INCOME (LOSS)
(In U.S. dollars in thousands, except share related data)

					Retained	Accumulated
					earnings/	other
	Ordinary shares		Additional	Treasury	(Accumulated	comprehensive	Total	Comprehensive
	Shares	Amount	paid in capital	stock	deficits)	income	equity	income (loss)

Balance as of January 1, 2010	131,179,487	132	268,542	-	(15,576)	9,944	263,042	(37,347)
Ordinary shares issued for share based compensation	725,524	-	1,163	-	-	-	1,163
Share-based compensation	-	-	7,971	-	-	-	7,971
Foreign currency translation adjustment	-	-	-	-	-	8,409	8,409	8,409
Net loss	-	-	-	-	(4,917)	-	(4,917)	(4,917)

Balance as of December 31, 2010	131,905,011	132	277,676	-	(20,493)	18,353	275,668	3,492
Ordinary shares issued for share based compensation	138,416	-	229	-	-	-	229
Share repurchase	(4,381,370)	(4)	(7,369)	-	-	-	(7,373)
Treasury stock	(2,414,460)	-	-	(3,775)	-	-	(3,775)
Share-based compensation	-	-	4,614	-	-	-	4,614
Foreign currency translation adjustment	-	-	-	-	-	12,381	12,381	12,381
Net loss	-	-	-	-	(9,596)	-	(9,596)	(9,596)

Balance as of December 31, 2011	125,247,597	$128	$275,150	$(3,775)	$(30,089)	$30,734	$272,148	$2,785
Ordinary shares issued for share based compensation	137,166	-	-	161	-	-	161
Share repurchase held as treasury stock	(3,272,278)	-	-	(3,421)	-	-	(3,421)
Share-based compensation	-	-	3,502	-	-	-	3,502
Foreign currency translation adjustment	-	-	-	-	-	2,214	2,214	2,214
Net loss	-	-	-	-	(32,728)	-	(32,728)	(32,728)

Balance as of December 31, 2012	122,112,485	$128	$278,652	$(7,035)	$(62,817)	$32,948	$241,876	$(30,514)

AIRMEDIA GROUP INC.

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I
FINANCIAL INFORMATION OF PARENT COMPANY
STATEMENTS OF CASH FLOWS
(In U.S. dollars in thousands)

	For the years ended December 31,
	2010	2011	2012
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(4,917)	$(9,596)	$(32,728)
Investment loss/(income) in subsidiaries	(3,354)	4,795	28,587
Share-based compensation	7,971	4,614	3,502
CHANGES IN WORKING CAPITAL ACCOUNTS
Other current assets	27	16	(597)
Accounts payable	4	36	(40)
Other current liabilities	767	(697)	(421)
Amount due to subsidiaries	53	25	265
Amount due from subsidiaries	(541)	482	2,497
Net cash provided by (used in) operating activities	10	(325)	1,065

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for acquisition of subsidiaries	(12,178)	-	-
Advance payment / payment for contingent consideration in connection with a business combination	(2,415)	(2,966)	-
Net cash used in investing activities	(14,593)	(2,966)	-

CASH FLOWS FROM FINANCING ACTIVITIES
Share repurchase	-	(7,373)	-
Treasury stock	-	(3,775)	(3,421)
Proceeds from exercises of stock options	1,163	229	161
Net cash provided by (used in) financing activities	1,163	(10,919)	(3,260)

Net decrease in cash	(13,420)	(14,210)	(2,195)
Cash, at beginning of year	30,021	16,601	2,391

Cash, at end of year	$16,601	$2,391	$196

AIRMEDIA GROUP INC.

NOTES TO ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I
FINANCIAL INFORMATION OF PARENT COMPANY
(In U.S. dollars in thousands)

Notes:

1.	BASIS FOR PREPARATION

The condensed financial information of the parent company, AirMedia Group Inc., only has been prepared using the same accounting policies as set out in the Group's consolidated financial statements except that the parent company has used equity method to account for its investment in its subsidiaries, AM Technology, Shenzhen AM, Xi'an AMand Glorious Star, and its VIEs, ShengshiLianhe, AM Advertising, AirMedia UC and AM Yuehang, and VIEs' subsidiaries, AirTV United, AM Film, Flying Dragon, AM Wenzhou, Weimei Lianhe, Hainan Jinhui, Youtong, AM Jinshi, TJ Jinshi, TJ AM, Dongding, AM Outdoor, GreatView Media and AM Jinsheng.

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