Form 20-F/A
period 2012-12-31
AIRMEDIA GROUP INC.
filed 2013-05-22
CIK 1413745

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

Henry Hin-hung Ho
Chief Financial Officer
AirMedia Group Inc.
17/F, Sky Plaza
No. 46 Dongzhimenwai Street
Dongcheng District, Beijing 10027
The People’s Republic of China
Phone:+86 10 8460 8181

Email: henry.ho@airmedia.net.cn
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary shares, par value $0.001 per share*
American Depositary Shares, each representing two	The NASDAQ Stock Market LLC (The NASDAQ Global
ordinary shares	Select Market)

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

Large Accelerated Filer [ ]             Accelerated Filer [X]             Non-Accelerated Filer [ ]

     Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

          U.S. GAAP[x]

          International Financial Reporting Standards as issued by the International Accounting Standards Board  [ ]

          Other  [ ]

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

Yes [ ]           No [ ]

EXPLANATORY NOTE

AirMedia Group Inc. (the “Company”) is filing this Amendment No. 1 to its annual report on Form 20-F for the fiscal year ended December 31, 2012 (the “2012 Form 20-F”), which was originally filed with the Securities and Exchange Commission on April 29, 2013, for the sole purpose of furnishing Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T. This Exhibit was not previously filed.

This Amendment No. 1 speaks as of the filing date of the 2012 Form 20-F on April 29, 2013. Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any other item of the 2012 Form 20-F, or reflect any events that have occurred after the 2012 Form 20-F was originally filed.

PART III

ITEM 19.	EXHIBITS
Exhibit Number	Description of Document
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

_____________________

*

Furnished with this Amendment No. 1 to the Annual Report on Form 20-F. XBRL (eXtensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under these sections.

SIGNATURE

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its annual report on its behalf.

Date: May 22, 2013	AIRMEDIA GROUP INC.

/s/ Herman Man Guo
Herman Man Guo
Chairman and Chief Executive Officer