Form 20-F
period 2013-12-31
AIRMEDIA GROUP INC.
filed 2014-04-25
CIK 1413745

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

Henry Hin-hung Ho
Chief Financial Officer
AirMedia Group Inc.
17/F, Sky Plaza
No. 46 Dongzhimenwai Street
Dongcheng District, Beijing 10027
The People’s Republic of China
Phone:+86 10 8460 8181
Email: henry.ho@airmedia.net.cn
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class Ordinary shares, par value $0.001 per share* American Depositary Shares, each representing two ordinary shares	Name of each exchange on which registered The NASDAQ Stock Market LLC (The NASDAQ Global Select Market)

* Not for trading, but only in connection with the listing on the NASDAQ Global Market of American depositary shares, each representing two ordinary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 127,662,057 shares issued, with 119,134,135 shares outstanding and 8,527,922 shares in treasury stock, par value $0.001 per share, as of December 31, 2013.

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

Yes ☐                            No ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☒	Non-Accelerated Filer ☐

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

☐ Item 17                            ☐ Item 18

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

Annual Report on Form 20-F

USE OF CERTAIN DEFINED TERMS

Except as otherwise indicated by the context, in this annual report:

•	“ADS” refers to our American depositary shares, each of which represents two ordinary shares;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Hong Kong, Macau and Taiwan;

•	“ordinary shares” refers to our ordinary shares, par value US$0.001 per share;

•	“RMB” or “Renminbi” refers to the legal currency of China;

•	“U.S. dollars”, “$ ”, “US$ ”or “dollars” refers to the legal currency of the United States;

•	"VIEs" means our variable interest entities; and

•	“we”, “us”, “our”, the “Company” or “AirMedia” refers to the combined business of AirMedia Group Inc., its consolidated subsidiaries, its VIEs and VIEs’ subsidiaries.

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include but are not limited to:

•	our growth strategies;

•	our future business development, results of operations and financial condition;

•	our plans to expand our air travel advertising network into additional locations, airports and airlines;

•	our plans to expand our advertising network into other out-of-home advertising platforms such as billboards, light boxes and LED screens located at gas stations, large LED screens at selected airports and in-flight internet platforms;

•	competition in the advertising industry and the air travel advertising industry in China;

•	the expected growth in consumer spending, average income levels and advertising spending levels;

•	the growth of the air travel sector in China; and

•	PRC governmental policies relating to the advertising industry.

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

Selected Consolidated Financial Data

The following table represents our selected consolidated financial information. The selected consolidated statements of operations data for the years ended December 31, 2011, 2012 and 2013 and the consolidated balance sheet data as of December 31, 2012 and 2013 have been derived from our audited consolidated financial statements, which are included in this annual report. The selected consolidated statements of operations data for the years ended December 31, 2009 and 2010 have been derived from our audited financial statements for the relevant periods, which are not included in this annual report. The selected consolidated balance sheet data as of December 31, 2009, 2010 and 2011 have been derived from our audited financial statements for the relevant periods, which are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

These selected consolidated financial data below should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and related notes included elsewhere in this annual report and “Item 5. Operating and Financial Review and Prospects” below. Our historical results do not necessarily indicate results expected for any future periods.

	Years Ended December 31,
	2009	2010	2011	2012	2013
		(In thousands of U.S. Dollars, except share, per share and per ADS data)
Consolidated Statements of Operations Data:
Revenues:
Air Travel Media Network
Digital frames in airports	$66,255	$113,196	$126,539	$137,342	$152,346
Digital TV screens in airports	37,260	28,905	21,937	13,731	14,110
Digital TV screens on airplanes	17,082	27,564	26,734	26,612	16,160
Traditional media in airports	27,192	48,418	73,535	83,478	64,845
Other revenues in air travel	4,639	4,063	6,416	7,346	9,183
Gas Station Media Network	102	3,664	12,873	14,217	12,726
Other Media	—	10,650	9,787	10,239	7,146
Total revenues	152,530	236,460	277,821	292,965	276,516
Business tax and other sales tax	(3,102)	(5,955)	(7,197)	(6,223)	(4,250)
Net revenues	149,428	230,505	270,624	286,742	272,266
Cost of revenues	(147,541)	(197,908)	(244,470)	(250,606)	(244,673)
Gross profit	1,887	32,597	26,154	36,136	27,593
Operating expenses:
Selling and marketing (including share-based compensation of $1,158, $1,540, $2,424, $1,422, $859 and nil in 2008, 2009, 2010, 2011, 2012 and 2013, respectively)	(13,439)	(18,112)	(18,238)	(17,995)	(20,069)
General and administrative (including share-based compensation of $3,805, $4,226, $5,547, $3,192, $2,643 and $1,251 in 2008, 2009, 2010, 2011, 2012 and 2013, respectively)	(34,936)	(24,646)	(22,004)	(21,842)	(25,723)
Impairment of goodwill	—	—	(1,003)	(20,611)	—
Impairment of intangible assets	—	(1,000)	(656)	(9,583)	—
Total operating expenses	(48,375)	(43,758)	(41,901)	(70,031)	(45,792)
Loss from operations	(46,488)	(11,161)	(15,747)	(33,895)	(18,199)
Interest income	2,025	694	1,242	1,355	1,213
Gain on remeasurement of fair value of cost and equity method investments (net)	—	919	—	—	—
Other income, net	1,239	940	1,848	2,770	3,822
Loss before income taxes	(43,224)	(8,608)	(12,657)	(29,770)	(13,164)
Income tax benefits (expenses)	6,032	735	(266)	(2,493)	1,713
Loss before share of income/(loss) on equity method investments	(37,192)	(7,873)	(12,923)	(32,263)	(11,451)
Share of income/(loss) on equity method investments	164	290	243	22	(69)
Net loss	(37,028)	(7,583)	(12,680)	(32,241)	(11,520)
Less: Net income/(loss) attributable to noncontrolling interests	211	(2,666)	(3,084)	487	(894)
Net loss attributable to AirMedia Group Inc.’s shareholders	$(37,239)	$(4,917)	$(9,596)	(32,728)	(10,626)
Net loss attributable to AirMedia Group Inc.’s shareholders per ordinary share—basic	$(0.28)	$(0.04)	$(0.07)	$(0.26)	$(0.09)
Net loss attributable to AirMedia Group Inc.’s shareholders per ordinary share—diluted	$(0.28)	$(0.04)	$(0.07)	$(0.26)	$(0.09)
Net loss attributable to AirMedia Group Inc.’s shareholders per ADS—basic(1)	$(0.57)	$(0.07)	$(0.15)	$(0.53)	$(0.18)
Net loss attributable to AirMedia Group Inc.’s shareholders per ADS—diluted(1)	$(0.57)	$(0.07)	$(0.15)	$(0.53)	$(0.18)
Weighted average shares used in calculating net loss per ordinary share—basic	131,320,730	131,252,115	129,537,955	124,269,245	120,386,635
Weighted average shares used in calculating net loss per ordinary share—diluted	131,320,730	131,252,115	129,537,955	124,269,245	120,386,635

(1)	Each ADS represents two ordinary shares.

The following table presents a summary of our consolidated balance sheet data as of December 31, 2009, 2010, 2011, 2012 and 2013:

	As of December 31,
	(In thousands of U.S. Dollars)
	2009	2010	2011	2012	2013
Balance Sheet Data:
Cash	$123,754	$106,505	$112,734	$73,634	$59,652
Total assets	316,651	347,186	361,468	343,867	402,791
Total liabilities	50,372	70,470	91,410	104,432	111,448
Total AirMedia Group Inc.’s shareholders’ equity	263,042	275,668	272,148	241,876	270,966
Noncontrolling interests	3,237	1,048	(2,090)	(2,441)	20,377
Total equity	$266,279	$276,716	$270,058	$239,435	$291,343

Exchange Rate Information

Our reporting and financial statements are expressed in the U.S. dollar, which is the reporting and functional currency of our Cayman Islands parent company. However, substantially all of the revenues and expenses of our consolidated operating subsidiaries and VIEs are denominated in RMB. The conversion of RMB into U.S. dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.0537 to US$1.00, the noon buying rate in effect as of December 31, 2013. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case maybe, at any particular rate, the rates stated below, or at all. The Chinese government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange. On April 18, 2014, the noon buying rate was RMB6.2240 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

	Noon Buying Rate (1)
	Period-End	Average (2)	Low	High
Period	(RMB per US$1.00)

2009	6.8259	6.8307	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
October	6.0943	6.1032	6.1209	6.0815
November	6.0922	6.0929	6.0993	6.0903
December	6.0537	6.0738	6.0927	6.0537
2014
January	6.0590	6.0509	6.0600	6.0402
February	6.1448	6.0816	6.1448	6.0591
March	6.2164	6.1729	6.2273	6.1183
April (through April 18, 2014)	6.2240	6.2121	6.2240	6.1966

(1)	The exchange rates reflect the noon buying rates as set forth in the H.10 statistical release of the Federal Reserve Board.

(2)	Annual averages are calculated from the average of the exchange rates on the last day of each month during the period.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We began our business operations in August 2005. Our limited operating history may not provide a meaningful basis for you to evaluate our business, financial performance and prospects. It is also difficult to evaluate the viability of our air travel advertising network because we do not have sufficient experience to address the risks frequently encountered by early stage companies using new forms of advertising media and entering new and rapidly evolving markets. Certain members of our senior management team have worked together for only a relatively short period of time and it may be difficult for you to evaluate their effectiveness, on an individual or collective basis, and their ability to address future challenges to our business. Because of our limited operating history, we may not be able to:

•	preserve our market position in the air travel advertising market in China;

•	manage our relationships with airports and airlines to retain existing concession rights contracts and obtain new concession rights contracts on commercially advantageous terms or at all;

•	retain existing and acquire new advertisers and third party content providers;

•	secure a sufficient number of low-cost digital frames and digital TV screens from our suppliers;

•	manage our expanding operations, including effectively integrating acquired businesses;

•	successfully expand into other advertising media platforms, including traditional media platforms in airports, interactive platform on TV-attached digital frames, gas station media platforms, outdoor media platforms and in-flight media platforms;

•	successfully expand into other non-advertising business, including in-flight internet business;

•	respond to competitive market conditions;

•	respond to changes in the PRC regulatory regime;

•	maintain adequate control of our costs and expenses; or

•	attract, train, motivate and retain qualified personnel.

If advertisers or the viewing public do not accept, or lose interest in, our air travel advertising network, we may be unable to generate sufficient cash flow from our operating activities and our business and results of operations could be materially and adversely affected.

The market for air travel advertising network in China is relatively new and its potential is uncertain. We compete for advertising spending with many forms of more established advertising media such as television, print media, Internet and other types of out-of-home advertising. Our success depends on the acceptance of our air travel advertising network, including our in-flight media platforms, by advertisers and their interest in this medium as a part of their advertising strategies. In this annual report, the term “advertisers” refer to the ultimate brand-owners whose brands and products are being publicized by our advertisements, including both advertisers that purchase advertisements directly from us and advertisers that do so through third-party advertising agencies. Our advertisers may elect not to use our services if they believe that consumers are not receptive to our media network or that our network is not a sufficiently effective advertising medium. If consumers find our network to be disruptive or intrusive, airports and airplane companies may refuse to allow us to operate our air travel advertising network in airports or to place our programs on airplanes, and our advertisers may reduce spending on our network.

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

In 2013, the top three industries that advertise on our network were automobile, finance, and food and beverages. based on revenues derived from advertisers in these industries. Any significant or prolonged slowdown or decline of the economy of China, countries like Japan or the overall global economy will affect consumers’ disposable income and consumer spending in these industries, and lead to a decrease in demand for our services. Furthermore, the campaign launched by the Chinese government to curb waste by officials may also lead to decrease in demand for products of our key customers and in turn adversely affect demand for our services.

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

In 2013, China grew at a lower rate than in earlier years. This had a negative impact on the overall media industry in China, and made it more difficult for middle and small sized companies to maintain their profit levels in the future. Globally, the financial crisis in Europe and the United States and its resulting effects had a negative impact on our stock prices from 2011 to 2013.

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

We may also be unable to retain or renew concession rights contracts when they expire. Most of our concession rights contracts to operate advertising media in airports and on airplanes typically have terms ranging from one to five years, with no automatic renewal provisions. As of December 31, 2013, we had in total approximately 38 concession rights contracts to be renewed in the next twelve months, with aggregated concession fees of approximately $51.1 million. We cannot assure you that we will be able to renew any or all of these contracts when they expire, and the terms of any renewal may not be commercially advantageous to us. The concession fees that we incur under our concession rights contracts comprise a significant portion of our cost of revenues, but airports and airlines tend to increase concession fees overtime, so as some of our concession rights contracts terminate, we may experience a significant increase in our costs of revenues when we renew these contracts. If we cannot pass increased concession costs onto our advertisers through rate increases, our earnings and our results of operations could be materially and adversely affected. In addition, many of our concession rights contracts to operate in airports and on airplanes contain provisions granting us certain exclusive concession rights. We cannot assure you that we will be able to retain these exclusivity provisions when we renew these contracts. If we were to lose exclusivity, our advertisers may decide to advertise with our competitors or otherwise reduce their spending on our network and we may lose market share.

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

We derived a significant portion of our total revenues in 2013 from the six largest airports in China: Beijing Capital International Airport, Guangzhou Baiyun International Airport, Shanghai Pudong International Airport, Shanghai Hongqiao Airport, Chengdu Shuangliu International Airport, and Shenzhen Baoan International Airport. A material business disruption, major construction or renovation or natural disaster affecting any of the airports in our network could negatively affect our advertising media in such airport or materially limit where we can place our advertising media.

In addition, we derived a significant portion of our advertising revenues in 2013 from the three largest domestic airlines in China: Air China, China Southern Airlines, and China Eastern Airlines. If we are not able to renew concession rights contract with these or other airlines, or if any of the airlines in our network loses market share and we are not able to add other airlines or increase the revenues generated from existing airlines in our network, our advertisers may decide to spend less on our advertising network.

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

The programs on the majority of our digital TV screens include both advertising and non-advertising content. Third-party content providers such as Travel Channel, Jiangsu TV, Enlight Media, and Youku Tudou and various other television stations and television production companies have contracts with us to provide the majority of the non-advertising content played over our network, particularly on TV screens on aircrafts. For example, in January 2014, we formed a strategic partnership with an affiliate of China Radio International to obtain internet TV contents from China International Broadcasting Network to be broadcasted on our airport digital TV screens. There is no assurance that we will be able to renew these contracts, enter into substitute contracts to obtain similar contents or obtain non-advertising content on satisfactory terms, or at all. In addition, some of the third-party content providers that currently do not charge us for their content may do so in the future. To make our programs more attractive, we must continue to secure contracts with these and other third-party content providers. If we fail to obtain a sufficient amount of high-quality content on a cost-effective basis, advertisers may find advertising on our network unattractive and may not wish to purchase advertising time slots or locations on our network, which would materially and adversely affect our business and results of operations.

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

When our current advertising network of digital frames, digital TV screens, mega-size LEDs, light boxes and LED screens becomes saturated in the major airports, airlines, gas stations and other locations where we operate, we may be unable to offer additional time slots or locations to satisfy all of our advertisers’ needs, which could hamper our ability to generate higher levels of revenues and profitability over time.

When our network of digital frames, digital TV screens, mega-size LEDs, light boxes and LED screens becomes saturated in any particular airport, airline, gas stations and other locations where we operate, we may be unable to offer additional advertising time slots or locations to satisfy all of our advertisers’ needs. We would need to increase our advertising rates for advertising in such airports, airlines or other locations to increase our revenues. However, advertisers may be unwilling to accept rate increases, which could hamper our ability to generate higher levels of revenues over time. In particular, the utilization rates of our advertising time slots and locations in the six largest airports and on the three largest airlines in China are higher than those in other network airports or on other airlines, and saturation or oversaturation of digital frames and digital TV screens in these airports or airlines could have a material adverse effect on our growth prospects.

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

In addition, we intend to build a nationwide advertising platform of mega-size LEDs in selected airports in China, which may require capital expenditures on equipment and installations if we choose to purchase new LEDs with cash prepayments. As part of our strategic efforts to become a one-stop provider for advertising, we may continue to expand in the traditional media area as opportunities present themselves and we could also incur significant costs in installing new light boxes or maintaining existing ones.

A large amount of our concession rights contracts contain exclusive concession rights that grant us exclusivity with respect to digital frames, digital TV screens and mega-size LEDs. By entering and expanding into traditional advertising media platforms inside airports, we may face competition from other companies that are already in these areas. We also have limited experience working in these areas. It is uncertain how these businesses will perform. Our failure to expand our air travel advertising network to introduce new platforms and into new areas could materially reduce the attractiveness of our network and materially and adversely affect our business and results of operations.

If we do not succeed in our expansion into the business of outdoor media advertising, our future results of operations and growth prospects may be materially and adversely affected.

Our growth strategy also includes expansion into other media outside of airports. For example, in May 2013, we entered into an investment agreement with Elec-Tech International Co., Ltd., or Elec-Tech, pursuant to which Elec-Tech agreed to invest RMB640 million (US$104 million) to purchase ordinary shares representing approximately 21.27% of the equity interest of GreatView Media. The then-existing shareholders of GreatView Media agreed to cause GreatView Media to utilize Elec-Tech's contribution for the sole purpose of purchasing LED screens from Elec-Tech or its subsidiaries. We intend to install more LED screens in gas stations to further develop our existing gas station media network utilizing Elec-Tech's investment to purchase LED screens from Elec-Tech or its subsidiaries. On August 1, 2013, we extended our exclusive concession rights contract with Sinopec which allows us to operate media platforms in Sinopec gas stations throughout China through the end of 2020. Our VIE, AM Advertising, now holds 100% of AM Outdoor which operates out-of-home advertising media in urban locations in Beijing.

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

Our concession rights contract with Sinopec also sets forth a schedule which states that we must develop and begin operating a number of gas station media platforms by the end of 2017, subject to various exemptions. We cannot assure you that we can fulfill this schedule as anticipated under this concession rights agreement, and failure to fulfill the schedule may lead to termination of the relevant concession rights agreement by the other party.

We began to implement changes in the sales management team for our gas station advertising business in mid-year 2011. We also began to implement changes in the operational model and structure of our gas station advertising business in the second half of 2011 with the intention of accelerating growth and profitability. We may experience significant obstacles and challenges as we move forward with our strategy. Our gas station advertising business achieved significant revenues growth in the second half of 2011, 2012 and 2013, but we can make no assurance that such growth is indicative of future results.

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

Applicable PRC regulations promulgated by the State Administration for Industry and Commerce, or the SAIC, specify that advertisements placed inside or outside of the “departure halls” of airports are considered outdoor advertisements and must be registered with local SAIC offices by “advertising distributors.” According to the Outdoor Advertising Registration Administrative Regulations, or the Outdoor Regulations, which were issued by the SAIC and became effective on July 1, 2006, if we fail to comply with such requirements, we may be ordered by the local SAIC office to (1) forfeit the relevant advertising income, (2) pay an administrative fines of up to RMB30,000 and (3) register the advertisements within a set period. If we fail to register these advertisements within the required timeframe, the relevant local SAIC office may require us to discontinue the relevant advertisements where the required advertising registration has not been obtained. We understand that these Outdoor Regulations apply to our operations, and intend to register with the relevant local SAIC offices if requested by the local SAIC offices or any specific airport authorities; so far we have registered and received outdoor advertising licenses for our advertisements in Beijing Capital International Airport, Shanghai Pudong International Airport, Shanghai Hongqiao Airport and Shenyang Taoxian International Airport, and our registrations have been approved by the SAIC offices in three other cities and provinces where we have operations for our advertisements in the airports of those regions. However, we cannot assure you that we will obtain all applicable registration certificates in compliance with the outdoor advertisement provisions due to the uncertainty in the implementation and enforcement of the regulations promulgated by the SAIC. If we are found to be in violation of the Outdoor Regulations, we may be subject to any or all of the penalties set forth above, including forfeiture of relevant income and the payment of administrative fines.

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

The relevant authority in China has not promulgated any implementation rules on the procedure of applying for the requisite approval pursuant to this circular. We intend to obtain such approval for our non-advertising content, but we cannot assure you that we will be able to obtain such approval in compliance with this circular, or at all. In January 2014, we entered into a strategic partnership with China Radio International Oriental Network (Beijing) Co., Ltd, or CRION, which manages the internet TV business of China International Broadcasting Network, to operate the CIBN-AirMedia channel to broadcast network TV programs to air travelers in China. According to the terms of the cooperation arrangement with CRION, during the cooperation period from March 28, 2014 to March 27, 2024, CRION shall obtain and, from time to time, be responsible for obtaining any approval, license and consent regarding the regulation of broadcasting and television from relevant authorities. We believe that CRION has obtained the necessary approvals, licenses and consents. However, there is no assurance that CRION will be able to maintain the requisite approval or we will be able to renew the contract with CRION when it expires. If the requisite approval is not obtained, we will be required to eliminate non-advertising content from the programs displayed on our digital TV screens and advertisers may find our network less attractive and be unwilling to purchase advertising time slots and locations on our network, which may in turn cause our revenues to decline and our business and prospects to deteriorate.

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

A limited number of advertisers historically accounted for a significant portion of our revenues. Our top five advertisers collectively accounted for approximately 20.3%, 32.7% and 26.0% of our total revenues in the years ended December 31, 2011, 2012 and 2013, respectively. Our largest advertisers have changed from year to year primarily because of our limited operating history and rapid growth, broadened advertiser base and increased sales. However, given our limited operating history and the rapid growth of our competition, we cannot assure you that we will not be dependent on a small number of advertisers in the future.

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

We must be able to quickly and cost-effectively expand into additional advertising media and platforms beyond digital frames and digital TV screens if advertisers find these additional media and platforms to be more attractive and cost-effective. In addition, as the advertising industry is highly competitive and fragmented with many advertising agencies existing and emerging from time to time, we must closely monitor the trends in the advertising agency community. We must maintain strong relationships with leading advertising agencies to ensure that we are reaching the leading advertisers and are responsive to the needs of both the advertising agencies and the advertisers.

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

Our results of operations are directly linked to the demand for air travel, which fluctuates greatly from period to period, and is subject to seasonality due to holiday travel and weather conditions as well as many other factors, including the following:

•	Downturns in the economy. Business travel is one of the primary drivers of the air travel industry and it tends to increase in times of economic growth and decrease in times of economic slowdown. A decrease in air passengers in China could lead to lower advertiser spending on our air travel advertising network.

•	Terrorist attacks or fear of such attacks. The terrorist attacks of September 11, 2001 in the United States. involving commercial aircraft severely and adversely affected the air travel industry throughout the world. Additional terrorist attacks or fear of such attacks, even if not made directly on the air travel industry, may negatively affect the air travel industry and reduce the demand for air travel.

•	Additional security measures regarding air travel. Terrorist attacks have led to significantly increased security costs and associated passenger inconvenience. Since September 11, 2001, relevant authorities in the United States, China and other countries have implemented numerous security measures that affect airport and airline operations and costs. These increasingly stringent security measures have led to higher costs for airports and airlines and may cause some air travelers to consider other travel options, which may in turn lead to higher concession fees and reduced advertising demand for us.

•	Plane crashes or other accidents. An aircraft crash or other accident could create a public perception that air travel is not safe or reliable, which could result in air travelers being reluctant to fly. Significant aircraft delays due to capacity constraints, weather conditions or mechanical problems could also reduce demand for air travel, especially for shorter domestic flights.

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

Our management has concluded that our internal control over financial reporting and disclosure controls and procedures were effective as of December 31, 2013. Our independent registered public accounting firm has issued an audit report stating that we maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013. However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting. This could negatively affect the reliability of our financial information and reduce investors' confidence in our reported financial information, which in turn could result in lawsuits being filed against us by our shareholders, otherwise harm our reputation or negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements of the Sarbanes-Oxley Act.

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

We endeavor to comply with such requirements through means such as requesting relevant documents from the advertisers. However, we cannot assure you that each advertisement that an advertiser provides to us and which we include in our network programs is in full compliance with all relevant PRC advertising laws and regulations or that such supporting documentation and government approvals provided to us are complete. Although we employ qualified advertising inspectors who are trained to review advertising content for compliance with relevant PRC laws and regulations, the content standards in the PRC are less certain and less clear than those in more developed countries such as the United States and we cannot assure you that we will always be able to properly review all advertising content to comply with the PRC standards imposed on us with certainty.

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

In addition, if the PRC government were to find that the VIE arrangements do not comply with PRC governmental restrictions on foreign investment in the advertising industry and in the operating of non-advertising content, or if the legal structure and contractual arrangements were found to be in violation of any other existing PRC laws and regulations, the PRC government could:

•	revoke the business and operating licenses of the Company’s PRC subsidiaries and affiliates;

•	discontinue or restrict the Company’s PRC subsidiaries’ and affiliates’ operations;

•	impose conditions or requirements with which the Company or its PRC subsidiaries and affiliates may not be able to comply; or

•	require the Company or its PRC subsidiaries and affiliates to restructure the relevant ownership structure or operations.

While the Company does not believe that any penalties imposed or actions taken by the PRC government would result in the liquidation of the Company, AM Technology, or the VIEs, the imposition of any of these penalties may result in a material and adverse effect on the Company’s ability to conduct the Company’s business. In addition, if the imposition of any of these penalties causes the Company to lose the power to direct the activities of the VIEs (and VIEs’ subsidiaries) that most significantly impact the VIEs (and VIEs’ subsidiaries) economic performance or the right to receive substantially all of the benefits from the VIEs (and VIEs’ subsidiaries), the Company would no longer be able to consolidate the VIEs (and VIEs’ subsidiaries).

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

Certain of our directors and officers are shareholders in the VIEs, AM Advertising, Shengshi Lianhe, AirMedia UC, and AM Yuehang. Mr. Herman Man Guo, our chairman and chief executive officer, in addition to holding 16.09% in our company, also directly and indirectly holds approximately 80.10% of AM Advertising, 79.86% of Shengshi Lianhe and 80.14% of AirMedia UC. Mr. Qing Xu, our director and executive president, in addition to holding 2.34% of our company, also directly and indirectly holds approximately 11.79% of AM Advertising, 11.94% of Shengshi Lianhe and 11.87% of AirMedia UC. Mr. James Zhonghua Feng, our director and president, in addition to holding 3.87% of our company, also holds 80% of AM Yuehang. In addition, Mr. Guo and Mr. Xu are each a director of AirMedia UC, Shengshi Lianhe and AM Advertising, Mr. Guo is the legal representative of each of Shengshi Lianhe and AirMedia UC and Mr. Feng is the sole director and legal representative of AM Yuehang. For these directors and officers, their fiduciary duties toward our company under Cayman law—to act honestly, in good faith and with a view to our best interests—may conflict with their roles in the VIEs, as what is in the best interest of the VIEs may not be in the best interests of our company or the unaffiliated public shareholders of our company.

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

We have not registered the pledge of equity interest by certain shareholder of our consolidated affiliated entities with the relevant authority, and we may not be able to enforce the equity pledge against any third parties who acquire the equity interests in good faith in the relevant consolidated affiliated entities before the pledge is registered.

The shareholders of our VIEs, each a consolidated affiliated entity of ours, have pledged all of their equity interests, including the right to receive declared dividends, in the relevant VIEs to AM Technology, our wholly-owned subsidiary. An equity pledge agreement becomes effective among the parties upon execution, but according to the PRC Property Rights Law, an equity pledge is not perfected as a security property right unless it is registered with the relevant local administration for industry and commerce. We have registered all these pledges except for two pledges entered into by Mr. Xiaoya Zhang, a nominee shareholder of Shengshi Lianhe and AM Advertising. We are in the process of assembling the necessary documents for application to the relevant PRC authorities to register these pledges, and we believe that the registration will be completed in due course; however, as the registration of these pledges has not yet been completed so far, the pledges, as property rights, have not yet become effective under the PRC Property Rights Law. Before the registration procedures are completed, we cannot assure you that the effectiveness of these pledges will be recognized by PRC courts if disputes arise with respect to certain pledged equity interests or that AM Technology's interests as pledgee will prevail over those of third parties. AM Technology may not be able to successfully enforce these pledges against any third parties who have acquired property right interests in good faith in the equity interests in Shengshi Lianhe or AM Advertising. As a result, if Shengshi Lianhe or AM Advertising breaches their respective obligations under the various agreements described above, and there are third parties who have acquired equity interests in good faith, AM Technology would need to resort to legal proceedings to enforce its contractual rights under the equity pledge agreements, or the underlying agreements secured by the pledges. We do not have agreements that pledge the assets of the VIEs and their respective subsidiaries for the benefit of us or our wholly owned subsidiaries.

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

The registered capital of AM Technology, Shenzhen AM and Xi’an AM is $45.0 million, $96.4 million (approximately RMB700 million) and $50.0 million, respectively. AM Technology and Xi’an AM have made the applicable annual appropriations required under PRC law. Shenzhen AM is not currently required to fund any statutory surplus reserve because it still has accumulated losses. Any direct or indirect limitation on the ability of our PRC subsidiaries to distribute dividends and other distributions to us could materially and adversely limit our ability to make investments or acquisitions at the holding company level, pay dividends or otherwise fund and conduct our business.

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

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The conversion of Renminbi into foreign currencies, including U.S. dollar, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation was halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. As a consequence, the Renminbi fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again, though there have been periods recently when the U.S. dollar has appreciated against the Renminbi. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. There remains significant international pressure on the Chinese government to adopt a substantial liberalization of its currency policy, which could result in further appreciation in the value of the Renminbi against the U.S. dollar.

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

The Labor Contract Law, which came into effect January 1, 2008 and was amended in July 1, 2013, established more restrictions and increased costs for employers to dismiss employees under certain circumstances, including specific provisions relating to fixed-term employment contracts, non-fixed-term employment contracts, task-based employment, part-time employment, probation, consultation with the labor union and employee representative's council, employment without a contract, dismissal of employees, compensation upon termination and for overtime work, and collective bargaining. Under the Labor Contract Law, unless otherwise provided by law, an employer is obligated to sign a labor contract with a non-fixed term with an employee, if the employer continues to hire the employee after the expiration of two consecutive fixed-term labor contracts, or if the employee has worked for the employer for 10 consecutive years. Severance pay is required if a labor contract expires and is not renewed because of the employer's refusal to renew or seeking to renew with less favorable terms. In addition, under the Regulations on Paid Annual Leave for Employees, which became effective on January 1, 2008, employees who have served more than one year for an employer are entitled to a paid vacation for five to 15 days, depending on the employee's number of years of employment. Employees who waive such vacation at the request of employers are entitled to compensation that equals to three times their regular daily salary for each waived vacation day. As a result of these new labor protection measures, our labor costs are expected to increase, which may adversely affect our business and our results of operations. It is also possible that the PRC government may enact additional labor-related legislations in the future, which would further increase our labor costs and affect our operations.

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

The EIT Law, which became effective on January 1, 2008, imposes a uniform income tax rate of 25% on most domestic enterprises and foreign investment enterprises. Under this law, entities that qualify as “high and new technology enterprises strongly supported by the state,” or HNTE, are entitled to the preferential EIT rate of 15%. A company’s status as a HNTE is valid for three years, after which the company must re-apply for such qualification in order to continue to enjoy the preferential EIT rate. In addition, according to relevant guidelines, “new software enterprises” can enjoy an income tax exemption for two years beginning with their first profitable year and a 50% tax reduction to a rate of 12.5% for the subsequent three years.

AirMedia Technology (Beijing) Co., Ltd., one of our PRC subsidiaries, or AM Technology, was recognized as a HNTE under the new rules and therefore, it is entitled to enjoy a preferential EIT rate of 15%. It was also eligible for a 50% tax reduction from 2009 to 2010 under the applicable tax laws and regulations that were in effect before January 1, 2008, the date the EIT Law came into effect. As a result, AM Technology was subject to an EIT rate of 7.5% in 2009 and 2010. In September 2011, AM Technology received a new HNTE certificate. As a result, AM Technology was subject to an EIT rate of 15% in 2011, 2012 and 2013 and is expected to be subject to an EIT rate of 15% as long as it maintains its status as a HNTE.

Xi’an AirMedia Chuangyi Technology Co., Ltd., one of our PRC subsidiaries, or Xi’an AM, qualified as a “new software enterprise” in August 2008 by the Technology Information Bureau of Shaanxi Province and has received a written approval from Xi’an local tax bureau that it is granted a two-year exemption from EIT commencing on its first profitable year and a 50% reduction of the 25% EIT rate for the succeeding three years. As Xi'an AM first made profit in 2009, it was exempted from EIT in 2009 and 2010, and enjoyed the preferential income tax rate of 12.5% from 2011 to 2013.

Shenzhen AirMedia Information Technology Co., Ltd., one of our PRC subsidiaries, or Shenzhen AM, was subject to a 15% preferential EIT rate in 2007 as it is located in Shenzhen and then was subject to EIT on its taxable income from 2008 at the gradual rate as set out in Notice of the State Council Concerning Implementation of Transitional Rules for Enterprise Income Tax Incentives, or “Circular 39.” Since Shenzhen AM is also qualified as a “manufacturing foreign-invested enterprise” incorporated prior to the effectiveness of the EIT Law, it is further entitled to a two-year exemption from EIT for the years 2008 and 2009 and preferential rates of 11%, 12% and 12.5% for the years 2010, 2011 and 2012, respectively. Shenzhen AM is subject to EIT at a rate of 25% from 2013 onwards.

Hainan Jinhui Guangming Media Advertising Co., Ltd., or Hainan Jinhui, one of our VIEs’ PRC subsidiaries, is subject to EIT on the taxable income at the gradual rate, which was 22% in 2010, 24% in 2011, 25% in 2012, 25% in 2013 and will be 25% in 2014 at the gradual rate as set out in Circular 39.

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

In addition, the SAT issued a bulletin on July 27, 2011 to provide more guidance on the implementation of SAT Circular 82 with an effective date to be September 1, 2011. The bulletin made clarification in the areas of resident status determination, post-determination administration, as well as competent tax authorities. It also specifies that when provided with a copy of the Chinese tax resident determination certificate from a resident Chinese controlled offshore incorporated enterprise, the payer should not withhold 10% income tax when paying the Chinese-sourced dividends, interest, royalties, etc. to the Chinese controlled offshore incorporated enterprise. Although both SAT Circular 82 and the bulletin only apply to offshore enterprises controlled by PRC enterprises, not to those that, like our company, are controlled by PRC individuals, the determination criteria set forth in SAT Circular 82 and administration clarification made in the bulletin may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax residency status of offshore enterprises and the administration measures that should be implemented, regardless of whether they are controlled by PRC enterprises or PRC individuals.

After consulting with our PRC counsel, we do not believe that our holding company and other overseas subsidiaries should be deemed PRC resident enterprises as, among other things, certain of our company’s key assets and records, including register of members, board resolutions and shareholder resolutions, are located and maintained outside of the PRC, and we also hold our board and board committee meetings outside of the PRC from time to time. However, we have been advised by our PRC counsel, Commerce & Finance Law Offices, that because there remains uncertainty regarding the interpretation and implementation of the EIT Law and EIT Implementation Rules, it is uncertain whether we will be deemed a PRC resident enterprise. If the PRC authorities were to subsequently determine, or any further regulations provide, that we should be treated as a PRC resident enterprise, we would be subject to a 25% EIT on our global income. To the extent our holding company earns income outside of China, a 25% EIT on our global income may increase our tax burden and could adversely affect our financial condition and results of operations.

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

The audit report included in this annual report are prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the United States Securities and Exchange Commission, as auditors of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

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

Proceedings instituted by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese affiliates of the ‘‘big four’’ accounting firms,(including our auditors) and also against Dahua (the former BDO affiliate in China). The Rule 102(e) proceedings initiated by the SEC relate to these firms’ inability to produce documents, including audit work papers, in response to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act of 2002, as the auditors located in the PRC are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the China Securities Regulatory Commission. The issues raised by the proceedings are not specific to our auditors or to us, but affect equally all audit firms based in China and all China-based businesses with securities listed in the United States.

In January 2014, the administrative judge reached an Initial Decision that the "big four" accounting firms should be barred from practicing before the Commission for six months.  However, it is currently impossible to determine the ultimate outcome of this matter as the accounting firms have filed a Petition for Review of the Initial Decision and pending that review the effect of the Initial Decision is suspended. The SEC Commissioners will review the Initial Decision, determine whether there has been any violation and, if so, determine the appropriate remedy to be placed on these audit firms.  Once such an order was made, the accounting firms would have a further right to appeal to the US Federal courts, and the effect of the order might be further stayed pending the outcome of that appeal.

Depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

RISKS RELATED TO THE MARKET FOR OUR ADSs

The trading price of our ADSs has been and may continue to be volatile.

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. During the year of 2013, the trading prices of our ADSs on the NASDAQ Global Select Market ranged from $3.20 to $1.50 per ADS and the closing sale price on April 24, 2014 was $2.16 per ADS. The price of our ADSs may fluctuate in response to a number of events and factors including, changes in the economic performance or market valuations of other advertising companies, conditions in the air travel advertising industry and the sales or perceived potential sales of additional ordinary shares or ADSs.

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

We are incorporated in the Cayman Islands, and conduct substantially all of our operations in China through our subsidiaries and VIEs. Most of our directors and officers reside outside the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult for you to effect service of process within the United States and bring an action against us or against these individuals in a U.S. court if you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and by the Companies Law (2013 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against us and our directors, actions by minority shareholders and the fiduciary responsibilities of our directors are to a large extent governed by the common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts.

As a result, our public shareholders may have more difficulty in protecting their interests through actions against us, our management, our directors or our controlling shareholders than shareholders of a corporation incorporated in a jurisdiction in the United States.

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

Certain principal shareholders hold a substantial percentage of the outstanding shares of our company. For example, as of March 31, 2014, our principal shareholder, Mr. Herman Man Guo, along with his wife, Ms. Dan Shao, beneficially owned approximately 33.07% of our outstanding ordinary shares. Mr. Guo and other principal shareholders of our company could exert substantial influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

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

Although we do not believe that we were classified as a “passive foreign investment company,” or “PFIC,” for U.S. federal income tax purposes for our taxable year ended December 31, 2013, there is a significant risk that we will be a PFIC for our taxable year ending December 31, 2014 and future taxable years unless our share value increases and/or we invest a substantial amount of cash and other passive assets we hold in assets that produce or are held for the production of non-passive income. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) 75% or more of its gross income for such year consists of certain types of “passive” income or (2) 50% or more of the average quarterly value of its assets (as generally determined on the basis of fair market value) during such year produce or are held for the production of passive income.

Although the law in this regard is unclear, we treat the VIEs as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operations of such entities but also because we are entitled to substantially all of the economic benefits associated with such entities, and, as a result, we consolidate such entities' operating results in our consolidated financial statements.

If we were to be classified as a PFIC in any taxable year, a U.S. Holder (as defined in Item 10, "Additional Information — Taxation – United States Federal Income Taxation") may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an "excess distribution" under the U.S. federal income tax rules. Furthermore, a U.S. Holder will generally be treated as holding an equity interest in a PFIC in the first taxable year of the U.S. Holder’s holding period in which we become a PFIC and subsequent taxable years even if, we, in fact, cease to be a PFIC in subsequent taxable years. Each U.S. Holder is urged to consult its tax advisor concerning the U.S. federal income tax consequences of an investment in our ADSs or ordinary shares if we are treated as a PFIC for our current taxable year ending 2014 or any future taxable year, including the possibility of making a "mark-to-market" election. For more information, see "Item 10. Additional Information – E. Taxation – United States Federal Income Taxation".

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

We were incorporated in the Cayman Islands on April 12, 2007 and conducted our operations in China through our subsidiaries, consolidated VIEs and the VIEs’ subsidiaries. We commenced operations in August 2005 in China through Shengshi Lianhe, a consolidated variable interest entity of our principal subsidiary, AM Technology. Later, we established additional PRC consolidated VIEs to conduct our operations in China. Substantially all of our current operations are conducted through contractual arrangements with these VIEs.

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

In April 2011, we formed Beijing GreatView Media Advertising Co., Ltd., (formerly known as Beijing Weimei Shengjing Advertising Co., Ltd.), or GreatView Media, a PRC company, as a wholly-owned subsidiary of AirMedia UC, with a registered capital of RMB1.0 million. GreatView Media is currently the primary operating entity of our gas station media network. In the same month, we also formed Beijing AirMedia Jinsheng Advertising Co., Ltd., a PRC company, as a wholly-owned subsidiary of Beijing AirMedia Media Advertising Co., Ltd., a PRC company and a majority-owned subsidiary of AirMedia UC, with a registered capital of RMB5.0 million. We also changed the name of Beijing Union of Friendship Advertising Media Co. Ltd., a subsidiary of AM Advertising, to Beijing Youtong Hezhong Advertising Media Co., Ltd. and subsequently to Beijing AirMedia Jiaming Film & TV Culture Co., Ltd. and the name of AM Advertising itself as described above. In November 2012, our board of directors approved a share capital increase for GreatView Media and a share purchase by the senior management of GreatView Media; GreatView Media increased its share capital by issuing new registered capital to AirMedia UC for RMB38.0 million in cash and to Beijing Zhongshi Aoyou Advertising Co., Ltd., or Zhongshi Aoyou, for RMB15.0 million in cash. After this share capital increase, AirMedia UC and Zhongshi Aoyou held 78% and 22% equity interest in GreatView Media, respectively. Certain members of the management of GreatView Media purchased all equity interests of Zhongshi Aoyou on February 25, 2013 for a cash consideration of approximately RMB15 million, which was equal to the fair value of the equity interests purchased.

In May 2013, several entities affiliated with AirMedia, including GreatView Media, the primary operating entity of our gas station media network, and its then-existing shareholders, entered into an investment agreement with Elec-Tech International Co., Ltd., or Elec-Tech. Pursuant to the investment agreement, Elec-Tech agreed to invest RMB640 million (US$104 million) to purchase ordinary shares representing approximately 21.27% of the equity interest of GreatView Media. After the completion of the transaction, AirMedia controls 61.41% of the equity interest of GreatView Media and the senior management team of GreatView Media indirectly holds 17.32% equity interest in GreatView Media through Zhongshi Aoyou, which is wholly owned by the management team. Pursuant to this agreement, the then-existing shareholders of GreatView Media agreed to cause GreatView Media to utilize Elec-Tech's contribution for the sole purpose of purchasing LED screens from Elec-Tech or its subsidiaries. As of December 31, 2013, GreatView Media purchased 1,000 sets of LED screens in total from Elec-Tech for our gas station media business in the amount of approximately US$57 million.

In February and March 2012, we and Beijing N-S Digital TV Co., Ltd., or N-S Digital, established two joint ventures: Beijing Xinghe Union Media Co., Ltd, or Beijing Xinghe, and Beijing Shibo Movie Technology Co., Ltd., or Beijing Shibo, respectively. Our company and N-S Digital each contributed RMB5.0 million in cash for 50% of the equity interest in each of Beijing Xinghe and Beijing Shibo. In September 2013, we entered into an equity swap agreement with N-S Digital, under which we exchanged our 50% holding in Beijing Shibo for the 50% equity interest in Beijing Xinghe held by N-S Digital. The two joint venture agreements were terminated at the same time.

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

In May 2013, Shengshi Lianhe entered into a joint venture agreement with Guangzhou Daozheng Advertising Co., Ltd. to establish a joint venture, Guangzhou Meizheng Advertising Co., Ltd., to operate tablet device advertisements on board the high speed trains on the Wuhan-Guangzhou and Guangzhou-Shenzhen-Hong Kong lines. Guangzhou Daozheng transferred to the joint venture the concession rights to operate such advertisement businesses for the period from September 1, 2012 to August 31, 2018. Shengshi Lianhe holds 54% while Guangzhou Daozheng Advertising Co., Ltd. holds 46% of the equity interest in the joint venture. The joint venture has a term of 30 years.

In October 2013, we entered into a strategic alliance agreement with HNA Culture Holding Group Co., Ltd., or HNA Culture, to jointly develop in-flight internet coverage on HNA Group's planes. Pursuant to this agreement, HNA Culture is responsible for obtaining exclusive rights to develop and operate in-flight internet service and in-air multimedia platform from member airlines of HNA Group. The joint development will be carried out through a fund to be managed by a fund management company, Beijing Yunxing Chuangrong Investment Fund Management, Co., Ltd., jointly owned by us and HNA Culture. As of March 31, 2014, we had contributed RMB15 million to the joint fund management company.

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

Business Overview

General

We are a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers. As of December 31, 2013, we operated digital frames and digital TV screens in 31 airports in China, including the six largest airports in China: Beijing Capital International Airport, Guangzhou Baiyun International Airport, Shanghai Pudong International Airport, Shanghai Hongqiao International Airport, Shenzhen Baoan International Airport and Chengdu Shuangliu International Airport. In addition, we had contractual concession rights to sell advertisements on digital TV screens on the airplanes operated by seven airlines, including leading airlines in China such as China Southern Airlines, Air China, China Eastern Airlines, Hainan Airlines and Shanghai Airlines.

We started operating advertising media platforms at gas stations owned by Sinopec in 2009. In 2011, we established GreatView Media. And from 2012 onwards, GreatView Media began to exclusively operate our gas station media business. In the same year, we decided to increase GreatView Media’s capital and align the interests of its senior management team with the interests of the company by allowing them to indirectly hold equity right in GreatView Media. From 2012 onwards, we intend to put more efforts into developing our gas station network, expand locations in top tier cities and strengthen our existing advantages by installing LED screens. In 2013, Elec-Tech agreed to invest RMB640 million (US$104 million) to purchase ordinary shares representing approximately 21.27% of the equity interest of GreatView Media. See "Item 4.A—Information on the Company—History and Development of the Company." On August 1, 2013, we extended our exclusive concession rights contract with Sinopec which allows us to operate media platforms in Sinopec gas stations throughout China through the end of 2020.

In addition, we also hold concession rights to operate various traditional advertising media including billboards, light boxes and other media platforms outside the air travel sector, such as unipole signs and other outdoor media.

Air travel advertising in China has grown significantly in recent years because of growth in China’s advertising market and air travel sector. By focusing on air travel advertising, we enable our advertisers to target air travelers in China, whom we believe are an attractive demographic for advertisers due to the fact that they have higher-than-average disposable income compared to the rest of China’s population. We strategically place our digital frames, digital TV screens and traditional media displays in high-traffic locations inside airports, particularly in areas where there tend to be significant waiting time, such as departure halls, security check areas, boarding gates, baggage claim areas and arrival halls. The digital TV screens on our network airplanes are located in highly visible locations in passenger compartments and on the backs of passenger seats. We also provide in-flight advertising and non-advertising contents. Our combined coverage in airports and on airplanes enables our programs to attract air travelers at multiple points during their travel experience, from check-in, boarding, flight time, to arrival.

We combine advertising content with non-advertising content, such as weather, sports and comedy clips, in our digital TV screen programs. We have contracts with many Chinese TV stations such as Dragon TV, the Travel Channel and CCTV-5, to show video clips of their programs in airports and on airplanes. We also obtain TV programs such as documentaries and “hidden camera” type reality shows from other third-party content providers. In January 2014, we entered into a strategic partnership with China Radio International Oriental Network (Beijing) Co., Ltd, which manages the internet TV business of China International Broadcasting Network, to operate the CIBN-AirMedia channel to broadcast network TV programs to air travelers in China. We believe non-advertising program content make air travelers more receptive to the advertisements included in our programs and ultimately make our programs more effective for our advertisers. Starting in 2010, our standard programs in airports typically include 20 minutes of advertising content during each hour of programming and are shown for approximately 16 hours per day. The length of our in-flight programs typically ranges from approximately 45 minutes to an hour per flight, approximately five to 15 minutes of which consist of advertising content.

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

Advertising Network and Services

We primarily generate revenues from advertising services at the following platforms: digital frames in airports, which include mega-size LEDs, digital TV screens in airports and on airplanes, traditional media in airports such as light boxes, billboards and painted advertisements and gas station media displays and other outdoor media displays outside of the air travel advertising sector.

Digital Frames in Airports

We operate a network of digital frames, strategically placed in areas of airports such as departure halls, terminals and arrival halls, where most of the air travelers congregate and spend significant amounts of time waiting. Our digital frames are high-definition liquid crystal display, or LCD, screens that typically change digital picture displays approximately every 6 or 12 seconds, with certain exceptions of 5 to 10 seconds in certain large airports. Our digital frames include standalone digital frames, TV-attached digital frames and mega-size LEDs. Standalone digital frames display advertisements on vertical or horizontal display panels ranging in size from 52 to 108 inches. TV-attached digital frames consist of a vertical digital frame beneath a digital TV screen and are typically in sizes ranging from 47 to 55 inches. In response to advertiser advertising needs, we also own and operate digital frames of a larger size, up to 108 inches and 106 inches, in the airports of Beijing and Guangzhou and the airport of Haikou, respectively. In both international and domestic arrival halls of Terminals 2 and 3 of the Beijing International Airport, we operate 44 sets of 108-inch LCD screens that measure four square meters (or 43.1 square feet) each; we also operate 11 sets of 108-inch LCD screens in departure halls, security checkpoints, luggage pickup and subway entrance areas inside Guangzhou Baiyun International Airport. In addition, as of March 31, 2014, we were operating mega-size LED screens in eleven airports, including, Beijing Airport, Changsha Huanghua International Airport, Chengdu Shuangliu International Airport, Dalian Zhoushuizi International Airport, Guangzhou Baiyun International Airport, Hangzhou Xiaoshan International Airport, Hohhot Baita International Airport, Jinan Yaoqiang International Airport, Nanjing Lukou International Airport, Shenyang Taoxian International Airpot and Xi’an Xianyang International Airport. As of March 1, 2014, we operated approximately 3,180 digital frames in 31 airports, 1,183 of which were standalone digital frames, including 108-inch LCD display screens and mega-size LED screens, 1,705 of which were TV-attached digital frames, and 292 of which were frames displayed in groups. These 31 airports accounted for more than 77% of the total air travelers in China in 2013, according to the General Administration of Civil Aviation of China. Our digital frames play advertising content repeatedly mainly in five-minute - and ten- minute cycles, and we also offer two-minute and three-minute cycles to our advertisers. In 2013, we started experimenting with an interactive platform with a lucky draw system on our TV-attached digital frames. The interactive platform is built on our TV-attached digital frames and will integrate with our digital TV screens in airports in the future. By sending a text message or scanning a QR code through mobile devices, air passengers can attend lucky draws to win attractive prizes. Through the interactive platform, clients can continuously reach and engage air passengers not only at airports but elsewhere in their daily lives through mobile devices. We believe that this interactive platform will not only increase the media value of our products by attracting greater viewer attention, but also enable us to charge clients an effectiveness based performance fee in addition to the regular display fee.

We believe digital frames provide an effective advertising platform to our advertisers. We sell our advertisements on digital frames in one-week units which affords scheduling flexibility and cost-effectiveness to our advertisers. In addition, as our digital frames are located in both domestic and international terminals in a number of airports, in certain of the major airports we cover, our advertisers can choose to place their advertisements in domestic terminals only, international terminals only or a mix of domestic and international terminals. This flexibility in terms of location selection provides our advertisers with the ability to tailor their advertisement packages to effectively attract their target audiences. We also continue to diversify the arrangement and placement of our digital frames to offer enhanced visual effects. For example, in Guangzhou Baiyun International Airport, we have some digital frames in sets of two or three screens together as a group, in Shenyang Airport we present four groups of digital frames with 20 combined LED screens each and in Xi'an Airport we present three screens as a group. An advertisement can be displayed in one picture on multiple screens to better attract air travelers’ attention.

Digital TV Screens in Airports

We strategically place our digital TV screens in high-traffic areas of airports such as departure halls, security check areas, boarding gates, baggage claim areas and arrival halls, where there tend to be significant waiting time. A majority of our standard digital TV screens are 42-inch plasma display panels or LCDs. As of March 1, 2014, we operated approximately 2,343 digital TV screens in 30 airports in China under various concession rights contracts. These 30 airports accounted for approximately 72% of the total air travelers in China in 2013, according to the General Administration of Civil Aviation of China.

Our airport programs consist of advertising and non-advertising content and are played for approximately 16 hours per day. Our non-advertising content is played in two-hour cycles, during which our advertising content is repeated hourly. During each hour, 20 minutes of the program consists of advertising content provided to us by our advertisers and the rest of the program consists of non-advertising content such as sports and entertainment content provided by third-party content providers. In addition to separate advertising messages or videos, which are updated weekly, we promote the brand names of our advertisers by naming our programs after their brand names. The non-advertising content consists of humor clips such as hidden camera shows and funny home videos, sports clips such as soccer, snooker and extreme sports, movie previews and interviews with celebrities, as well as the latest world fashion shows. These programs are updated weekly in most of the major airports including Beijing, Shanghai and Guangzhou, etc., but monthly in six airports including Nanchang, Ningbo and Zhangjiajie, etc.

Digital TV Screens on Airplanes

As of March 1, 2014, our programs were placed on digital TV screens on planes operated by seven airlines. The displays on our network airplanes, which have been installed by aircraft manufacturers, are located at the top of passenger compartments and on the back of passenger seats. The digital TV screens at the top of passenger compartments typically range from 9 to 15 inches in size, while the display screens on the back of passenger seats typically range from 7 to 9 inches in size. There are approximately 10 to 280 on an airplane. The TV system installed on each plane differs from one another according to the requirements of each specific airline. For instance, if the airline chooses to implement audio-video on demand, or AVOD, systems and personal TV, or PTV, systems, then it would have to install TV screens on the back of each and every seat on the airplane.

Our airplane display programs are played once for approximately 45 minutes to an hour per flight. Approximately 4.5 to 15 minutes of each program consist of advertising content provided to us by our advertisers and the rest of the program consists of non-advertising content. The non-advertising content on these planes includes travel shows, documentaries, sports and other content similar to that shown on our airport programs. We also promote brand names of our advertisers through our programs by naming our programs after their brand names or displaying their logos on the corner of the screens during the programs. We have obtained rights to play popular films on airplanes in our network. As most of the airplanes on which our programs are played use video tape or DVD players to play video messages and most of these airplanes only have one video tape or DVD player, passengers are not typically given a selection of channels and thus viewership of our programs is generally high.

Traditional Media in Airports

Our traditional media in airports currently includes light boxes and billboards in airports. As of March 1, 2014, we operated approximately 437 light boxes and billboards mainly in six airports, such as Beijing Capital International Airport and Wenzhou Yongqiang International Airport.

Light box advertisements are static poster advertisements illuminated with back lighting and billboard advertisements are only static poster advertisements.

Other Media in Air Travel

We have logos for various display equipment in airports prominently displayed on this equipment, for which logos we charge advertising fees.

Gas Station Media Network

In April 2009, we entered into an exclusive contract with Sinopec under which we obtained the concession right to develop and operate outdoor advertising platforms at all Sinopec gas stations located throughout China until December 31, 2014, with limited exceptions. In August 2013, we extended the concession period with Sinopec to December 31, 2020. This network consists of outdoor advertising platforms strategically placed in Sinopec gas stations where there is high visibility and significant waiting time. These outdoor advertising platforms consist of LED screens as well as traditional advertising formats such as light boxes and billboards, and display advertising content in month-long slots.

Other Media Network

We currently operate approximately 23 unipole signs and other outdoor media in locations throughout Beijing and 5,500 tablets on high-speed trains in China.

We believe our recently developed outdoor media network and our tablets on high-speed trains provide alternative advertising platforms to our advertisers in addition to our existing air travel media network. The terms of our concession right contracts of high-speed train platforms range from three to six years, and we generally sell advertisements on those platforms in units ranging from one month to one year long. We currently plan to focus on improving the utilization rates of our existing outdoor media network resources and to expand our presence of tablet advertising on more high-speed trains.

Our Sales Contracts

We typically offer advertisers 6-second and 12-second time slots for advertising on our digital frames, though, in some airports, we occasionally offer time slots of 5, 7.5 and 10 seconds. With respect to our digital TV screens, we offer advertising time slots of 5, 15 and 30 seconds. Sales are made pursuant to written contracts with commitments ranging from one week to two years. These digital frames and digital TV screens sales contracts typically fix the duration, time and frequency of advertisements. For billboards and light boxes, we offer advertisers spaces on a monthly basis or a year-long basis; sales are made pursuant to written contracts with commitments ranging from one month to one year. These billboards and light boxes sales contracts typically fix the commencement date and duration of such advertisements.

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

Our Concession Rights Contracts

Airports

As of December 31, 2013, our major concession rights contracts that will expire and need to be renewed in the next 12 months include LED screens, digital TV screens and digital TV screens media assets in Beijing Capital International Airport and digital TV screens and digital TV screens media assets in Guangzhou Baiyun International Airport, among others.

As of March 31, 2014, we had 100 concession rights contracts to operate our digital frames, digital TV screens, other displays in our air travel network and traditional media network. Many of these concession rights contracts contained provisions granting us exclusive concession rights. The scope of the exclusivity, however, varies from contract to contract. Most of these exclusivity provisions limit the exclusivity to certain areas of an airport. For example, our contract with Guangzhou Baiyun International Airport granted us the exclusive right to operate all the closed-circuit displays located in the domestic and international arrival and departure areas.

From March 2009, we have had a concession rights contract with Beijing Capital International Airport to operate traditional advertising formats including billboards, light boxes and other formats at Terminals 1, 2, and 3 of Beijing Capital International Airport. We renewed these concession rights, which now expire on March 31, 2015. We began operating these traditional media on April 1, 2009. In addition, in February 2012, we obtained a concession rights contract to operate 58 digital frames, 54 digital TV screens, and two large LED screens at the newly built Terminal 2 of Chengdu Shuangliu International Airport, or Chengdu Airport, from April 1, 2012 to March 31, 2017. We also obtained concession rights to operate six light boxes at the departure aisle and one other traditional advertising format at Terminal 2 of Chengdu Airport from April 1, 2012 to March 31, 2015. Chengdu Airport surpassed Shenzhen Baoan International Airport in 2011 in terms of air traveler volume to become the fifth largest airport in mainland China. As of March 31, 2014, we obtained concession rights to install and operate various mega-size LED screens in Beijing Capital International Airport, Hangzhou Xiaoshan International Airport in Zhejiang province, Changchun Longjia International Airport in Jilin province, Xi’an Xianyang International Airport in Shaanxi province, Chengdu Shuangliu International Airport in Sichuan province, Sanya Fenghuang International Airport in Hainan province, and Hohhot Baita International Airport in Inner Mongolia province. These contracts have durations of two to five years. Most concession fees are fixed under our concession rights contracts with escalation clauses attached, meaning the fees undergo fixed levels of increases over each year of the agreement. Payments under concession rights contracts are usually due three months in advance, but payments under a few material concession rights contracts are due six months or one year in advance. The concession fees that we pay for our networks in each airport vary by each airport’s passenger volume and depend on the city where the airport is located. A majority of our concession rights contracts for our digital frames, digital TV screens and traditional media in airports have terms ranging from three to five years without any automatic renewal provisions. However, we can opt to renew the agreements three or five months before the expiration of certain concession rights contracts, on the condition that if another third party offers to enter into concession rights contracts in relation to the same media platforms, we shall have first right of refusal to renew our existing concession rights contracts on similar terms as those proposed by such third party. As of March 1, 2014, 31 out of our 100 concession rights contracts to operate in airports would be subject to renewal by the end of 2014. The number of displays and placement locations are explicitly specified in the majority of our concession rights contracts.

Airlines

As of December 31, 2013, our programs were placed on digital TV screens located on routes operated by the following airlines:

•	Air China;

•	China Southern Airlines;

•	China Eastern Airlines;

•	Hainan Airlines;

•	Shanghai Airlines;

•	Shenzhen Airlines;

•	Okay Airways.

As of December 31, 2013, we had seven concession rights contracts to place our programs on these network airlines, three of which contained provisions granting us exclusive concession rights. The scope of the exclusivity, however, varies from contract to contract. Most of these exclusivity provisions limit the exclusivity to certain types of programs played on airplanes. Most of the concession fees are fixed by escalation clauses under the relevant concession rights contracts, and their amounts vary by the number of routes and airplanes, type of aircraft and the departure and destination cities.

Some of the concession rights contracts set forth the number and model of airplanes on which our programs can be played. In 2013, in order to control our concession cost, we changed our business cooperation model with Air China so that instead of holding the exclusive concession rights for Air China, we now purchase advertising time and space slots from a third party with greater flexibility. See "Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—A significant portion of our revenues has been derived from the six largest airports and three largest airlines in China. If any of these airports or airlines experiences a material business disruption or if there are changes in our arrangements with these airports or airlines, we may incur substantial losses of revenues."

We hold 49% of the equity interests in a joint venture, Beijing Eastern Media Corporation, Ltd., or BEMC. BEMC is formed in partnership with China Eastern Media Corporation, Ltd., a subsidiary of China Eastern Group and China Eastern Airlines Corporation Limited operating the media resources of China Eastern Group, which holds 51% equity interests in BEMC. BEMC obtained concession rights of certain media resources from its shareholders, including the digital TV screens on airplanes of China Eastern Airlines, and paid concession fees to its shareholders as consideration. We believe this innovative strategic partnership further strengthened our relationship with China Eastern Group and we renewed our concession rights contract on February 20, 2010 with China Eastern Airlines to operate digital TV screens on China Eastern Airlines on an exclusive basis until December 31, 2020. As of December 31, 2013, BEMC also obtained media resources other than digital TV screens, including other existing media resources of China Eastern Airlines and new media resources to be developed through cooperative efforts by China Eastern Airlines and us.

Gas Station Media

In April 2009, we entered into a concession rights agreement with Sinopec under which we hold the right to exclusively operate all of the outdoor advertising media at Sinopec gas stations throughout China until December 31, 2014, except for those stations in a limited number of cities whose media platforms have previously been leased by Sinopec to third parties. In August 2013, we extended the concession period with Sinopec to December 31, 2020. For stations with existing media platform lease agreements with third parties, Sinopec will not renew the contracts with third parties when the contracts expire, and will deliver these media platforms to us within a reasonable period.

Advertisers, Sales and Marketing

Our Advertisers

Our advertisers purchase advertising time slots and locations on our advertising network either directly from us or through advertising agencies. Many advertisers negotiate the terms of the advertising purchase agreements directly with us, however we also rely on advertising agencies for a significant portion of our sales.

We have a broad base of international and domestic advertisers in various industries. In 2011, the top three industries that advertised on our network were automobile, finance and high-end food and beverage, based on revenues derived from advertisers in these industries. Advertising revenues from automobile, finance and high-end food and beverage industries accounted for approximately 34.6%, 18.1% and 8.3% of our total revenues in 2011, respectively. In 2012, the top three industries that advertised on our network were automobile, finance, and electronic and home appliances, which accounted for approximately 33.2%, 16.1% and 9.3% of our total revenues, respectively. In 2013, the top three industries that advertised on our network were automobile, finance and food and beverages, which accounted for approximately 33.1%, 11.4% and 9.1% of our total revenues, respectively. One customer accounted for more than 10% of our total revenues for 2012, and none of customers accounted for more than 10% of our total revenues for 2011 and 2013.

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

Our experienced advertising sales team is organized by region and city with a presence in 27 cities as of December 31, 2013. We provide in-house education and training to our sales force to ensure they provide our current and prospective advertisers with comprehensive information about our services, the advantages of using our air travel advertising network as a marketing channel, and relevant information regarding the advertising industry. Our performance-linked compensation structure and career-oriented training are key drivers that motivate our sales employees.

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

A majority of our digital TV screens in airports play programs in a one-hour cycle repeatedly throughout the day and our digital TV screens on our network airplanes play programs ranging from 45 minutes to one hour once per flight. We compile each cycle from advertisements of 5-, 15- or 30-seconds in length provided by advertisers to us and from non-advertising content generated by our VIEs in China or provided by third-party content providers. We generally create a programming list on a weekly and monthly basis for programs played in airports and on airplanes, respectively. We create this list by first fixing the schedule for advertising content according to the respective sales contracts with our advertisers to guarantee the agreed duration, time and frequency of advertisements for each advertiser, then adding the non-advertising content to achieve an optimal blend of advertising and non-advertising content.

Substantially all of the advertisements on our network are provided by our advertisers. All of the advertising content displayed on our advertising network is reviewed by us to ensure compliance with PRC laws and regulations. See “Regulation—Regulation of Advertising Services—Advertising Content.” We update advertising content for our programs played on the digital frames and digital TV screens in our network airports and airplanes on a weekly and monthly basis, respectively. A majority of the non-advertising content played on our network is provided by third-party content providers such as Dragon TV, the Travel Channel and various satellite and cable television stations and television production companies. In January 2014, we entered into a strategic partnership with China Radio International Oriental Network (Beijing) Co., Ltd, which manages the internet TV business of China International Broadcasting Network, to operate the CIBN-AirMedia channel to broadcast network TV programs to air travelers in China.

Our programming team edits, compiles and records into digital format for all of our network programs according to the programming list. Each programming list and pre-recorded program is carefully reviewed to ensure the accuracy of the order, duration and frequency as well as the appropriateness of the programming content.

Display Equipment Supplies and Maintenance

The primary hardware required for the operation of our network are the digital frames and digital TV screens that we use in our media network. Our digital frames are flat-panel LCD displays and mega-size LED screens. The majority of our digital TV screens consist of plasma display panels and LCDs. Maintaining a steady supply of our display equipment is important to our operations and the growth of our network. The top suppliers of our digital frames in 2013 were Sharp, Vewell and Samsung, which collectively provided 100% of our total digital frames. The top five suppliers of our digital TV screens in 2013 were TCL, AUO and NEC, which collectively provided approximately 100% of our total digital TV screens. Our digital frame suppliers typically provide us with one- to two-year warranties while our TV screen suppliers typically provide us with one-year warranties.

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

Competition

We compete primarily with several different groups of competitors:

•	advertising companies that operate airport advertising networks, such as JC Decaux;

•	in-house advertising companies of airports and airlines that may operate their own advertising networks; and

•	other advertising media companies for advertising budgets, such as Internet, street facility displays, billboard and public transport advertising companies, and with traditional advertising media, such as newspapers, television, magazines and radio, some of which may advertise in the airports in which we have exclusive contract rights to operate digital TV screens and some of which may advertise in the gas stations and other areas where we have our displays.

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

Intellectual Property

To protect our brand and other intellectual property, we rely on a combination of trademark and trade secret laws as well as confidentiality agreements with our employees, sales agents, contractors and others. We have registered 18 major trademarks in China, including "", "", “”, “AIRMEDIA”, “AirMedia” and “AirTV.” We cannot be certain that our efforts to protect our intellectual property rights will be adequate or that third parties will not infringe or misappropriate these rights.

We have registered our domain name www.AirMedia.net.cn with the Internet Corporation for Assigned Names and Numbers. We were granted one patent relating to the design of our TV-attached digital frame, each of which consists of a LCD TV screen placed above a digital frame and which allows simultaneous display of advertisement on both the LCD TV screen and the digital frame. The patent was granted in April 2009 and will expire in December 2017. We have registered 31 computer software copyrights with the national copyright administration of China.

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

Outdoor Advertising

The PRC Advertising Law stipulates that the exhibition and display of outdoor advertisements must not:

•	utilize traffic safety facilities and traffic signs;

•	impede the use of public facilities, traffic safety facilities and traffic signs;

•	obstruct commercial and public activities or create an unpleasant sight in urban areas;

•	be placed in restrictive areas near government offices, cultural landmarks or historical or scenic sites; or

•	be placed in areas prohibited by the local governments at or above county level from having outdoor advertisements.

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

The following diagram illustrates our corporate structure as of March 31, 2014:

49

50

Offshore
VIE
Onshore
Equity Interest
Contractual arrangements. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”
(1)	Wealthy Environment Limited is 100% owned by Mr. Herman Man Guo, our chairman and chief executive officer.
(2)	Mambo Fiesta Limited is 100% owned by Mr. Qing Xu, our director and executive president.
(3)	Beijing Shengshi Lianhe Advertising Co., Ltd., or Shengshi Lianhe, is 79.86% owned by Mr. Herman Man Guo, our chairman and chief executive officer, 11.94% owned by Mr. Qing Xu, our director and executive president, and 8.20% owned by Mr. Xiaoya Zhang, former president and chief financial officer of AirMedia Group Inc. and AirMedia Group Co., Ltd.
(4)	Beijing AirMedia UC Advertising Co., Ltd. is 98.75% owned by AirMedia Group Co., Ltd., 1.035% owned by Mr. Herman Man Guo, our chairman and chief executive officer, 0.215% owned by Mr. Qing Xu, our director and executive president.
(5)	Beijing Yuehang Digital Media Advertising Co., Ltd. is 80% owned by Mr. James Zhonghua Feng, our president and director, and 20% owned by Mr. Tao Hong, senior administrative director of AirMedia Group Co., Ltd.
(6)	AirMedia Group Co., Ltd. is 2.833% owned by Mr. Herman Man Guo, our chairman and chief executive officer, 0.241% owned by Mr. Qing Xu, our director and executive president, 0.166% owned by Mr. Xiaoya Zhang, former president and chief financial officer of AirMedia Group Inc. and AirMedia Group Co., Ltd., and 96.76% owned by Shengshi Lianhe.
(7)	Beijing GreatView Media Advertising Co., Ltd. is formerly known as Beijing Weimei Shengjing Media Advertising Co., Ltd. Beijing GreatView Media Advertising Co., Ltd. is 21.27% owned by Elec-Tech International Co., Ltd. and 17.32% owned by Beijing Zhongshi Aoyou Advertising Co., Ltd. Elec-Tech International Co., Ltd. had contributed RMB6,755,000 out of its subscribed registered capital of RMB13,510,000 as of March 31, 2014 and is obligated to complete its duty of contribution before June 28, 2015.
(8)	Beijing AirMedia Media Advertising Co., Ltd. changed into its current corporate name in March 2014 and was formerly known as Beijing AirMedia Jinshi Advertising Co., Ltd. Beijing AirMedia Media Advertising Co., Ltd. is 20% owned by AirMedia Group Co., Ltd.
(9)	Beijing Dongding Gongyi Advertising Co., Ltd. is 25% owned by Mr. Jin Li, director and deputy general manager of Beijing Dongding Gongyi Advertising Co., Ltd.
(10)	Beijing Eastern Media Co., Ltd. is 51% owned by Shanghai Eastern Media Co., Ltd.
(11)	AirTV United Media & Culture Co., Ltd. is 25% owned by Beijing Dalu Culture Media Co., Ltd.
(12)	Flying Dragon Media Advertising Co., Ltd. is 16% owned by Ms. Mingfang Zhang, president of Flying Dragon Media Advertising Co., Ltd., and 4% owned by Mr. Hulin Zhang, general manager of Flying Dragon Media Advertising Co., Ltd.
(13)	Zhejiang AirMedia Guangying Film & TV Production Co., Ltd. is 52.4% owned by Zhejiang Tianguangdiying Film & TV Production Co., Ltd.
(14)	As of the date of this annual report, Tianjin AirMedia Advertising Co., Ltd. is in the process of deregistration and is expected to be deregistered in 2014.
(15)	Zhangshangtong Air Service (Beijing) Co., Ltd. is 61.4% owned by Beijing Zhangshangtong Network Technology Co., Ltd. and 18.6% owned by 16 individuals.
(16)	Guangxi Dingyuan Advertising Co., Ltd. is 20% owned by Guangxi Civil Aviation Development Co., Ltd. and 40% owned by Beijing Asiaray Advertising Co., Ltd.

(17)	Guangzhou Meizheng Advertising Co., Ltd. is 46% owned by Guangzhou Daozheng Advertising Co., Ltd.
(18)	Beijing Xinghe Union Media Co., Ltd. is 50% owned by N-S Digital.
(19)	Beijing Yunxing Chuangrong Investment Fund Management, Co., Ltd. is 50% owned by HNA Xinhua Culture Holding Group Co., Ltd..

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

Our headquarters are located in Beijing, China, where we lease approximately 4,393 square meters (approximately 47,281 square feet) of office space. Our branch offices lease approximately 4,757 square meters (approximately 51,209 square feet) of office space in approximately 35 other locations.

In addition, we own approximately 841 square meters (approximately 9,051square feet) of office space in China.

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

Service Offerings

During each of the past three fiscal years, our advertising network primarily consisted of standard digital frames, traditional media in airports such as billboards and light boxes, digital screens on airplanes, digital TV screens in airports, mega-size LED screens in airports, unipole signs, tablets displays on high speed trains and other outdoor media, and various traditional advertising formats in gas stations. We believe our broad range of service offerings provided our advertisers with diverse choices in selecting and combining different air travel and other advertising platforms that best suit their advertising needs and preferences, maximized the consumer reach of the advertisements shown on our network and allowed us to cross-sell different advertising services. Ultimately, we believe our broad range of service offerings will increase and diversify the sources of revenues we can generate from our advertising network.

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

By increasing the number of airports, airlines and gas stations in our network, we can increase the number of advertising time slots and locations that we have available to sell. In addition, the length of our advertising cycle for our digital frames and digital TV screens can potentially be extended to longer durations depending on demand in each airport or airline. However, advertisers may be unwilling to accept placement of their advertisements on a longer time cycle which decreases the frequencies of their advertisements displayed each day. Also, beginning April 6, 2012, in an effort to improve the attractiveness of our digital frames, we changed our sales method for stand-alone digital frames in the airports for second-tier and third-tier cities in China. The length of advertising time slot was changed from 12 seconds to six seconds per time slot. The cycle time of advertisements was changed from 10 minutes to five minutes. These changes increased the frequency of exposure for advertisements and had no impact on the time slots available for sale of our digital frames. In addition, advertisers now have the choice to purchase time slots on our stand-alone digital frames at departure halls or arrival halls separately or as a whole in the airports for second-tier and third-tier cities. For more details, see “Item 4. Information on the Company—A. History and Development of the Company—Business Overview—Programming.” In addition, by increasing the number of light boxes, billboards and gate bridges in our network, we can increase the number of advertising spaces and locations that we have available to sell. See Item 3, “Key Information — D. Risk Factors — Risks Related to our Business — When our current advertising network of digital frames, digital TV screens, light boxes, billboards and gate bridges becomes saturated in the major airports, airlines and other locations where we operate, we may be unable to offer additional time slots or locations to satisfy all of our advertisers’ needs, which could hamper our ability to generate higher levels of revenues and profitability over time.”

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

Revenues

We generate revenues from the sale of advertising time slots and locations on our advertising network.

(All amounts are in thousands of U.S. dollars, except percentages)

	Fiscal Years Ended December 31,
	2011		2012		2013
	Amount	% of Total Revenues	Amount	% of Total Revenues	Amount	% of Total Revenues
Air Travel Media Network
Digital frames in airports	$126,539	45.5%	$137,342	46.9%	$152,346	55.1%
Digital TV screens in airports	21,937	7.9%	13,731	4.7%	14,110	5.1%
Digital TV screens on airplanes	26,734	9.6%	26,612	9.1%	16,160	5.8%
Traditional media in airports	73,535	26.5%	83,478	28.5%	64,845	23.5%
Other revenues in air travel	6,416	2.4%	7,346	2.4%	9,183	3.3%
Gas station Media Network	12,873	4.6%	14,217	4.9%	12,726	4.6%
Other Media	9,787	3.5%	10,239	3.5%	7,146	2.6%
Total revenues	277,821	100.0%	292,965	100.0%	276,516	100.0%
Business tax and other sales tax	(7,197)	(2.6)%	(6,223)	(2.1)%	(4,250)	(1.5)%
Net revenues	$270,624	97.4%	$286,742	97.9%	$272,266	98.5%

Revenues from Air Travel Media Network

Revenues from our digital frames in airports accounted for 45.5%, 46.9% and 55.1% of our total revenues for the years ended December 31, 2011, 2012 and 2013, respectively. We operated a total of 3,092 digital frames in 34 airports, 3,403 digital frames in 34 airports and 3,380 digital frames in 31 airports as of December 31, 2011, 2012 and 2013, respectively.

Revenues from digital frames in airports for fiscal year 2013 increased by 10.9% to $152.3 million in 2013 from $137.3 million in 2012 mainly due to the rapid growth of our mega-size LED screens advertisement business and our continued sales efforts. The number of digital frames advertising time slots sold increased 13.0% from 49,558 in 2012 to 56,010 in 2013, and the average selling price decreased slightly from $2,771 in 2012 to $2,720 in 2013.

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

Revenues from our digital TV screens in airports accounted for 7.9%, 4.7% and 5.1% of our total revenues for the years ended December 31, 2011, 2012 and 2013, respectively. We operated 2,104 digital TV screens in 36 airports, 2,579 digital TV screens in 34 airports and 2,969 digital TV screens in 31 airports as of December 31, 2011, 2012 and 2013, respectively. The increase in the number of digital TV screens from 2012 to 2013 was due to the commencement of operations of digital TV screens in certain new terminals and airports.

Revenues from digital TV screens in airports for fiscal year 2013 increased by 2.8% to $14.1 million in 2013 from $13.7 million in 2012 due to our continued sales efforts. Meanwhile, there was a 23.5% upward adjustment in the average selling price of our digital TV screens in airports to $725 in 2013 from $587 in 2012 and a 16.8% decrease in the number of digital TV advertising time slots sold to 19,452 in 2013 from 23,385 in 2012.

Revenues from digital TV screens in airports for fiscal year 2012 decreased by 37.4% to $13.7 million in 2012 from $21.9 million in 2011 due to a drop in demand from advertisers resulting from competition from our other product lines and the fact that, with the rapid development of mobile internet, more people use their cell phones for entertainment and do not pay attention to our digital TV screens in airports. Meanwhile, there was a 61.4% downward adjustment in the average selling price of our digital TV screens in airports to $587 in 2012 from $1,519 in 2011 and a 62.0% increase in the number of digital TV advertising time slots sold to 23,385 in 2012 from 14,439 in 2011.

Revenues from our digital TV screens on airplanes accounted for 9.6%, 9.1% and 5.8% of our total revenues for the years ended December 31, 2011, 2012 and 2013, respectively. Our network operating digital TV screens consisted of nine airlines as of December 31, 2011 and 2012 and seven airlines as of December 31, 2013.

Revenues from digital TV screens on airplanes decreased by 39.3% to $16.2 million in 2013 from $26.6 million in 2012 due to a decrease in revenues from digital TV screens on Air China’s airplanes. We did not renew the concession rights contract with Air China, which expired on December 31, 2012, but regained some advertising time on Air China’s airplanes on August 1, 2013 through an arrangement with an intermediary advertising agent. Additionally, the number of time slots sold decreased by 32.5% to 527 from 781 in 2012 and there was a 10.0% decrease in the average selling price of digital TV screens on airplanes to $30,662 in 2013 from $34,074 in 2012.

Revenues from digital TV screens on airplanes remained unchanged from 2011 to 2012 at the same amount of $26.7 million. However, the number of time slots sold decreased by 12.8% to 781 in 2012 from 896 in 2011, offset in part by a 14.2% increase in the average selling price of digital TV screens on airplanes to $34,074 in 2012 from $29,837 in 2011.

Revenues from traditional media in airports, consisting of billboards and light boxes in airports and billboards and painted advertisements on gate bridges, accounted for 26.5%, 28.5% and 23.5% of our total revenues for the years ended December 31, 2011, 2012 and 2013, respectively. We have offered light box displays since the commencement of our operations.

Revenues from traditional media in airports decreased by 22.3% to $64.8 million in 2013 from $83.5 million in 2012. The decrease was primarily due to our termination of certain unprofitable or low-margin contracts so as to focus our resources on the more profitable ones. There was a 17.5% decrease in the average selling price of traditional media in airports to $27,999 in 2013 from $33,920 in 2012 and a 5.9% decrease in the number of locations sold to 2,316 locations in 2013 from 2,461 locations in 2012.

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

Other revenues in air travel, generated from advertising equipment such as digital TV screens and light boxes, accounted for 2.4%, 2.4% and 3.3% of our total revenues for the years ended December 31, 2011, 2012 and 2013, respectively.

Revenues from Gas Station Media Network

Our gas station media network was started during 2009, when we gained concession rights to develop and operate an outdoor advertising network in Sinopec gas stations throughout China. Revenues from our gas station media network, consisting of outdoor advertising platforms such as LED screens, billboards and light boxes at Sinopec gas stations in China, accounted for 4.6%, 4.9% and 4.6% of our total revenues for the years ended December 31, 2011, 2012 and 2013 respectively. Due to our growing coverage of LED screens in gas stations and the growing acceptance of our gas stations media network, we expect the revenues from gas station media network to continue to grow in 2014.

Revenues from Other Media

Revenues from other media were primarily revenues from AM Outdoor, a company our variable interest entity AM Advertising acquired in January 2010, which operates unipole signs and other outdoor media. Revenues from our other media amounted to $7.1 million in 2013 and accounted for 3.5%, 3.5% and 2.6% of our total revenues for the years ended December 31, 2011, 2012 and 2013 respectively.

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

In 2011, the PRC Ministry of Finance and the State Administration of Taxation jointly issued two circulars setting out the details of the pilot VAT reform program, which changed the charge of sales tax from business tax to VAT for certain pilot industries. The pilot VAT reform program initially applied only to the pilot industries in Shanghai starting from January 1, 2012, and has been gradually implemented in Beijing, Jiangsu, Anhui, Fujian, Guangdong, Tianjin, Zhejiang, and Hubei between September and December 2012. The pilot program has also been applied to the pilot industries and expanded nationwide since August 1, 2013. The majority of our PRC subsidiaries and consolidated VIEs fall within the scope of the pilot program and have been recognized as VAT tax payers in 2012.

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

Starting from August 2013, certain of our subsidiaries and VIEs became subject to VAT at the rates of 6% or 3% on certain service revenues which were previously subject to business tax. The amount of VAT included as a deduction to revenue amounted to $21.5 million for the year ended December 31, 2013.

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

	Fiscal Years Ended December 31,
	2011		2012		2013
	(All amounts are in thousands of U.S. Dollars, except percentages)
	Amount	%	Amount	%	Amount	%
Net revenues	$270,624	100.0%	$286,742	100.0%	$272,266	100.0%
Cost of revenues
Concession fees	(160,199)	(59.2)%	(177,996)	(62.1)%	(180,990)	(66.5)%
Agency fees	(54,824)	(20.2)%	(45,778)	(16.0)%	(37,413)	(13.7)%
Others	(29,447)	(10.9)%	(26,832)	(9.4)%	(26,270)	(9.6)%
Total cost of revenues	$(244,470)	(90.3)%	$(250,606)	(87.4)%	$(244,673)	(89.9)%

Concession Fees

We incurred concession fees to airports for placing and/or operating our digital frames, digital TV screens and other traditional media displays, to airlines for placing our programs on their digital TV screens and to gas stations for operating our traditional media displays such as light boxes and billboards. These fees constitute a significant portion of our cost of revenues and equaled approximately 59.2%, 62.1% and 66.5% of our net revenues and were $160.2 million, $178.0 million and $181.0 million in the years ended December 31, 2011, 2012 and 2013, respectively. Most of the concession fees paid to airports and airlines were fixed under the relevant concession rights contracts with escalation clauses, which required fixed fee increases over each year of the relevant contract, and payments were usually due three or six months in advance. For gas stations, the actual concession fees paid to Sinopec were RMB 38 million (approximately $6.0 million) for the year ended December 31, 2011. From 2012 onwards, the concession fees paid to Sinopec were based on the actual number of developed gas stations with our operating LEDs and associated standard annual concession fees for each developed gas station or a fixed minimum payment if any base on negotiation with the petroleum company.

Concession fees increased significantly from 2011 to 2013 because we significantly expanded our media resources with an additional number of concession rights contracts entered into over the years and, while concession fee payments under these additional concession rights contracts began almost immediately after signing and were paid on a fixed schedule, it took a while for us to ramp up sales of advertising time slots and locations and build up revenues from these newly signed concession rights contracts. The concession fees that we incur under concession rights contracts for our digital frames and digital TV screens in airports vary depending on the airport’s passenger flow, the city where the airport is located and the profiles of air passengers. The concession fees that we incur under concession rights contracts for our programs on airlines vary depending on the number of routes and airplanes, types of aircrafts and the departure and destination cities.

Concession fees tend to increase over time as growth in passenger volume increases demand for air travel advertising among advertisers. Our concession fees have increased significantly due to the new concession rights contracts that we have entered into during the period from 2011 to 2013, including the ones with billboard and painted advertisements on interior or exterior walls of gate bridges at Terminal 3 of Beijing Capital International Airport, mega-size LED screens in several airports, and new media resources in newly opened terminals. As some of our concession rights contracts are subject to renewal in the next few years, we may experience an increase in our concession fees in order to retain these concession rights contracts.

Agency Fees

We engaged third-party advertising agencies to help source advertisers from time to time. These third-party advertising agencies assisted us in identifying and introducing advertisers to us. In return, we paid fees to these advertisers if they generated advertising revenues for us. Fees that we paid to these third-party agencies were calculated based on a pre-set percentage of revenues generated from the advertisers introduced to us by the third-party agencies and were paid when payments were received from the advertisers. We recorded these agency fees as cost of revenues ratably over the period in which the related advertisements were displayed. Agency fees were equal to 20.2%, 16.0% and 13.7% of our net revenues for the years ended December 31, 2011, 2012 and 2013, respectively. We expect to continue using these third-party advertising agencies in the near future.

From time to time, we and certain advertising agencies may renegotiate and mutually agree, as permitted by applicable laws, to reduce the existing agency fee liabilities as calculated under the terms of existing contracts. Such reductions in the accrued agency fees are recorded as a reduction in cost of sales in the period in which the renegotiations are finalized. During the years ended December 31, 2011, 2012 and 2013, reversals in cost of sales as a result of renegotiated agency fees amounted to nil, $6.4 million and $3.3 million, respectively.

Others

Our other cost of revenues represented 10.9%, 9.4% and 9.6% of our net revenues for the years ended December 31, 2011, 2012 and 2013, respectively, and included the following:

•	Display Equipment Depreciation. Generally, we capitalized the cost of our digital frames, digital TV screens, light boxes, LED screens and billboards and related equipment in the gas station media network and recognized depreciation costs on a straight-line basis over the term of their useful lives, which we estimate to be five years. The primary factors affecting our depreciation costs were the number of digital frames, digital TV screens and mega-size LED screens in airports and LED screens in gas stations and the unit cost for those displays, as well as the remaining useful life of the displays.

•	Display Equipment Maintenance Cost. Our display maintenance cost consisted of salaries for our network maintenance staff, travel expenses in relation to on-site visits and monitoring and costs for materials and maintenance in connection with the upkeep of our advertising network. The primary factor affecting our display equipment maintenance cost was the size of our network maintenance staff. As we add new digital frames digital TV screens and other media platforms, we expect that our network maintenance staff, and associated costs, will increase.

•	Non-advertising Content Cost. The programs on the majority of our digital TV screens combine advertising content with non-advertising content, such as weather, sports and comedy clips. Our standard programs in airports currently include 40 minutes of non-advertising content during each hour of programming and are shown for approximately 16 hours per day. The length of our in-flight programs typically ranges from approximately 45 to 60 minutes per flight, approximately 40 to 45 minutes of which consist of non- advertising content. We believe that the non-advertising program content makes air travelers more receptive to the advertisements included in our programs and ultimately make our program more effective for our advertisers. This in turn allows us to charge a higher price for each advertising time slot. We also promoted the brand names of our advertisers through our program content by naming our programs after their brand names or displaying their logos on the corner of the digital TV screens during the programs. We produced some of the non-advertising content shown on our network through our VIEs. The majority of the non-advertising content broadcast on our network was provided by third-party content providers such as Shanghai Media Group and various local television stations and television production companies. In January 2014, we entered into a strategic partnership with China Radio International Oriental Network (Beijing) Co., Ltd, which manages the internet TV business of China International Broadcasting Network, to operate the CIBN-AirMedia channel to broadcast network TV programs to air travelers in China. We pay a fixed price for some content. Other content is provided free to us and the provider of the content benefits by having its logo shown on the content in addition to experiencing greater exposure to a wider audience. These providers of free content receive no benefit from us and do not place advertising with us. We do not directly generate revenues from these non-exchange transactions. Some of the third-party content providers that currently do not charge us for their content may do so in the future and other third-party content providers may increase the prices for their programs over time. This may increase our cost of revenues in the future.

Operating Expenses

During the periods covered by this report, our operating expenses consisted of general and administrative expenses and selling and marketing expenses. The following table sets forth the two components of our operating expenses, both in absolute amount and as a percentage of net revenues for the periods indicated.

	Fiscal Years Ended December 31,
	2011		2012		2013
	(All amounts are in thousands of U.S. Dollars, except percentages)
	Amount	%	Amount	%	Amount	%
Net revenues	$270,624	100.0%	$286,742	100.0%	$272,266	100.0%
Operating expenses
General and administrative expenses	(22,004)	(8.1)%	(21,842)	(7.6)%	(25,723)	(9.5)%
Selling and marketing expenses	(18,238)	(6.7)%	(17,995)	(6.3)%	(20,069)	(7.4)%
Impairment of goodwill	(1,003)	(0.4)%	(20,611)	(7.2)%	-	-
Impairment of intangible assets	(656)	(0.2)%	(9,583)	(3.3)%	-	-
Total operating expenses	$(41,901)	(15.4)%	$(70,031)	(24.4)%	$(45,792)	(16.8)%

We expect that our operating expenses will further increase in the future as we expand our network and operations and enhance our sales and marking activities.

General and Administrative Expenses

General and administrative expenses were equal to 8.1%, 7.6% and 9.5% of our net revenues for the years ended December 31, 2011, 2012 and 2013, respectively. Our general and administrative expenses included share-based compensation expenses of $3.2 million, $2.6 million and $1.3 million in the fiscal years ended December 31, 2011, 2012 and 2013, respectively. General and administrative expenses consisted primarily of office and utility expenses, salaries and benefits for general management, finance and administrative personnel, bad debt provisions, depreciation of office equipment, public relations related expenses and other administration related expenses.

Selling and Marketing Expenses

Selling and marketing expenses accounted for 6.7%, 6.3% and 7.4% of our net revenues for the years ended December 31, 2011, 2012 and 2013, respectively. Our selling and marketing expenses consisted primarily of salaries and benefits for our sales and marketing personnel, office and utility expenses related to our selling and marketing activities, travel expenses incurred by our sales personnel, expenses for the promotion, advertisement and sponsorship of media events, and other sales and marketing related expenses.

Impairment of Goodwill

For purposes of evaluating goodwill impairment, we have four reporting units: the advertising media in air travel areas, the advertising media in gas station, the outdoor advertising media and the fire station advertising media, and have determined to perform the annual impairment tests on December 31 of each year. We recognized $1.0 million, $20.6 million and nil for impairment of goodwill for the years ended December 31, 2011, 2012 and 2013, respectively.

Impairment of Intangible Assets

We evaluate the recoverability of our long-lived assets, including intangible assets with definite life, whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable and have determined to perform the annual impairment tests on December 31 of each year. We recognized $0.7 million, $9.6 million and nil for impairment of intangible assets for the years ended December 31, 2011, 2012 and 2013, respectively.

Taxation

Cayman Islands. We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Hong Kong. We did not record any Hong Kong profits tax for the years ended December 31, 2011 and 2012 on the basis that our Hong Kong subsidiaries did not have any assessable profits arising in or derived from Hong Kong for 2011 and 2012. One of our Hong Kong subsidiaries, Glorious Star Investments Ltd, did not record any Hong Kong profits tax for the year ended December 31, 2013 on the basis that it did not have any assessable profits arising in or derived from Hong Kong for 2013. Our other Hong Kong subsidiary, Air Media (China) Ltd, did not record any Hong Kong profits tax for the year ended December 31, 2013 on the basis that its assessable profits arising in or derived from Hong Kong for 2013 were offset by the losses carried forward from previous years. Dividends from our Hong Kong subsidiaries to us are exempt from withholding tax. No dividend from our Hong Kong subsidiaries was declared for the years ended December 31, 2011, 2012 and 2013.

PRC. Prior to the effective date of the new EIT Law on January 1, 2008, enterprises in China were generally subject to EIT at a statutory rate of 33% unless they qualified for certain preferential treatment. Effective as of January 1, 2008, the EIT Law applies a uniform EIT rate of 25% to all domestic enterprises and foreign-invested enterprises and defines new tax incentives for qualifying entities. Under the EIT Law, entities that qualify as HNTE are entitled to the preferential income tax rate of 15%. A company’s status as a HNTE is valid for three years, after which the company must re-apply for such qualification in order to continue to enjoy the preferential income tax rate. In addition, according to the Administrative Regulations on the Recognition of High and New Technology Enterprises, the Guidelines for Recognition of High and New Technology Enterprises and the Notice of Favorable Enterprise Income Tax Policies jointly issued by the PRC Ministry of Science and Technology, the PRC Ministry of Finance and the PRC State Administration of Taxation in April 2008, July 2008 and February 2008, respectively, “new software enterprises” can enjoy an income tax exemption for two years beginning with their first profitable year and a 50% tax reduction to a rate of 12.5% for the subsequent three years.

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

AM Technology was recognized as a HNTE under the new rules and therefore, it is entitled to enjoy a preferential EIT rate of 15%. It was also eligible for a 50% tax reduction from 2009 to 2010 under the applicable tax laws and regulations that were in effect before January 1, 2008, the date the EIT Law came into effect. As a result, AM Technology was subject to an EIT rate of 7.5% in 2009 and 2010. In September 14, 2011, AM Technology received a new HNTE certificate. As a result, AM Technology was subject to an EIT rate of 15% in 2011, 2012 and 2013 and is expected to be subject to an EIT rate of 15% as long as it maintains its tax status as a HNTE.

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

Shenzhen AM was subject to a 15% preferential EIT rate in 2007 as it is located in Shenzhen and then was subject to EIT on its taxable income from 2008 at the gradual rate as set out in Circular 39. Since Shenzhen AM is also qualified as a “manufacturing foreign-invested enterprise” incorporated prior to the effectiveness of the EIT Law, it is further entitled to a two-year exemption from EIT for years 2008 and 2009 and preferential rates of 12% and 12.5% for the years 2011 and 2012, respectively. Shenzhen AM is subject to EIT at a rate of 25% from 2013 onwards.

Hainan Jinhui is subject to EIT on the taxable income at the gradual rate, which is 20% in 2009, 22% in 2010, 24% in 2011 and 25% from 2012 onwards, respectively, according to Circular 39.

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

In addition, the SAT issued a bulletin on July 27, 2011 to provide more guidance on the implementation of SAT Circular 82 with an effective date to be September 1, 2011. The bulletin made clarification in the areas of resident status determination, post-determination administration, as well as competent tax authorities. It also specifies that when provided with a copy of the Chinese tax resident determination certificate from a resident Chinese controlled offshore incorporated enterprise, the payer should not withhold 10% income tax when paying the Chinese-sourced dividends, interest, royalties, etc. to the Chinese controlled offshore incorporated enterprise. Although both SAT Circular 82 and the bulletin only apply to offshore enterprises controlled by PRC enterprises, not to those that, like our company, are controlled by PRC individuals, the determination criteria set forth in SAT Circular 82 and administration clarification made in the bulletin may reflect the SAT's general position on how the “de facto management body” test should be applied in determining the tax residency status of offshore enterprises and the administration measures should be implemented, regardless of whether they are controlled by PRC enterprises or PRC individuals.

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

Business combination

Business combinations are recorded using the acquisition method of accounting. The assets acquired, the liabilities assumed, and any noncontrolling interest of the acquiree at the acquisition date, if any, are measured at their fair values as of that date. Goodwill is recognized and measured as the excess of the total consideration transferred plus the fair value of any non-controlling interest of the acquiree, if any, at the acquisition date over the fair values of the identifiable net assets acquired.

Where the consideration in an acquisition includes contingent consideration, the payment of which depends on the achievement of certain specified conditions post-acquisition, the contingent consideration is recognized and measured at its fair value at the acquisition date and if recorded as a liability, it is subsequently carried at fair value with changes in fair value reflected in earnings.

Revenue Recognition

Our revenues are derived from selling advertising time slots on our advertising networks, primarily air travel advertising network. For the years ended December 31, 2011, 2012 and 2013, the advertising revenues were generated from digital frames in airports, digital TV screens in airports, digital TV screens on airlines, traditional media in airports, gas station media network and other media.

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

Non-monetary Exchanges

We occasionally exchange advertising time slots and locations with other entities for assets or services, such as equipment and other assets. The amount of assets and revenue recognized is based on the fair value of the advertising provided or the fair value of the transferred assets, whichever is more readily determinable. The amounts of revenues recognized for nonmonetary transactions were $2.8 million, $1.3 million and $0.7 million for the years ended December 31, 2011, 2012 and 2013, respectively. No direct costs are attributable to the revenues.

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

The fee structure of the concession right agreement with the petroleum company is based on the actual number of developed gas stations and associated standard annual concession fee for each developed gas station. Each gas station has its specific lease term starting from the time when it is actually put into operation. The calculation of rental payments is based on how many months the gas stations are actually put into operation during the year and the standard annual concession fee determined based on the location of the gas station. Accordingly, each gas station is treated as a separate lease and rental payments are recognized on a straight-line basis over its lease term. The amount of annual concession fee to-be-paid is determined by an actual incurred concession fee or a fixed minimum payment, if any, based on negotiation with the petroleum company.

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

From time to time, we and certain advertising agencies may renegotiate and mutually agree, as permitted by applicable laws, to reduce existing agency fee liabilities as calculated under the terms of existing contracts. Such reductions in the accrued agency fees are recorded as a reduction in cost of sales in the period the renegotiations are finalized. During the years ended December 31, 2011, 2012 and 2013, reversals in cost of sales as a result of renegotiated agency fees amounted to nil, $6.4 million and $3.3 million, respectively.

Allowance for Doubtful Accounts

We conduct credit evaluations of clients and generally do not require collateral or other security from clients. We establish an allowance for doubtful accounts based upon estimates, historical experience and other factors surrounding the credit risk of specific clients, and utilize both specific identification and a general reserve to calculate allowance for doubtful accounts. The amount of receivables ultimately not collected by us has generally been consistent with expectations and the allowance established for doubtful accounts. If the frequency and amount of customer defaults change due to the clients' financial condition or general economic conditions, the allowance for uncollectible accounts may require adjustment. As a result, we continuously monitor outstanding receivables and adjust allowances for accounts where collection may be in doubt.

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

We incurred impairment loss on goodwill of $1.0 million, $20.6 million and nil for the years ended December 31, 2011, 2012 and 2013, respectively. As a result, we do not have any goodwill left for any reporting until now and will not incur any more impairment loss on goodwill in the future.

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

We have determined to perform the annual impairment tests on December 31 of each year. We did not recognize an impairment loss of intangible assets for the year ended December 31, 2013.

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

Value-added Tax ("VAT")

Our PRC subsidiaries are subject to value-added tax at a rate of 6% on revenues from advertising services and paid after deducting input VAT on purchases. The net VAT balance between input VAT and output VAT is reflected in the account under other taxes payable.

In July 2012, the Ministry of Finance and the State Administration of Taxation jointly issued a circular regarding the pilot collection of VAT in lieu of business tax in certain areas and industries in the PRC. Such VAT pilot program was gradually implemented in Beijing, Jiangsu, Anhui, Fujian, Guangdong, Tianjin, Zhejiang, and Hubei between September and December 2012. Also, a circular issued in May 2013 provided that such VAT pilot program was rolled out nationwide in August 1, 2013. Since then, certain of our subsidiaries and VIEs became subject to VAT at the rates of 6% or 3% on certain service revenues which were previously subject to business tax. The amount of VAT included as a deduction to revenue amounted to $8.8 million and $21.5 million for the years ended December 31, 2012 and 2013, respectively.

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

Comprehensive Income/(loss)

Comprehensive income/(loss) includes net income/(loss) and foreign currency translation adjustments and is presented net of tax, the amount of which is nil for the three years ended December 31, 2013.

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

The following table presents selected operating data for the years ended December 31, 2011, 2012 and 2013, respectively.

	Years Ended December 31,
	2011	2012	2013
Selected Operating Data:
Digital frames in airports
Number of airports in operation	34	34	31
Number of digital frames in our network airports as of year end	3,092	3,403	3,380
Number of time slots available for sale(1)	139,252	131,060	141,922
Number of time slots sold(2)	46,399	49,558	56,010
Utilization rate(3)	33.3%	37.8%	39.5%
Average advertising revenue per time slot sold(4)	$2,727	$2,771	$2,720
Digital TV screens in airports
Number of airports in operation	36	34	31
Number of screens in our network airports as of year end	2,104	2,579	2,969
Number of time slots available for sale(5)	74,028	67,592	66,994
Number of time slots sold(2)	14,439	23,385	19,452
Utilization rate(3)	19.5%	34.6%	29%
Average advertising revenue per time slot sold(4)	$1,519	$587	$725
Digital TV screens on airplanes
Number of airlines in operation	9	9	7
Number of time slots available for sale(5)	1,656	1,776	1,486
Number of time slots sold(2)	896	781	527
Utilization rate(3)	54.1%	44.0%	35.5%
Average advertising revenue per time slot sold(4)	$29,837	$34,074	$30,662
Traditional media in airports
Numbers of locations available for sale(6)	3,621	3,751	3,849
Numbers of locations sold(7)	2,559	2,461	2,316
Utilization rate(8)	70.7%	65.6%	60.2%
Average advertising revenue per location(9)	$28,736	$33,920	$27,999

(1)	We define a time slot for digital frames as a 12-second equivalent advertising time unit for digital frames in airports, which is shown during each standard advertising cycle on a weekly basis in a given airport. Our standard airport advertising programs are shown repeatedly on a daily basis during a given week in 10-minute cycles, which allows us to sell a maximum of 50 time slots per week.

(2)	The length of time slot and advertising program cycle of some digital frames in several airports are different from the standard ones. The number of time slots available for our digital frames in airports during the period presented is calculated by multiplying the number of time slots per week per airport by the number of weeks during the period presented when we had operations in each airport and then calculating the sum of all the time slots available for each of our network airports.

(3)	Number of time slots for digital frames, digital TV screens in airports or digital TV screens on airplanes sold refers to the number of 12-second equivalent advertising time units for digital frames in airports or 30-second equivalent advertising time units for digital TV screens in airports and digital TV screens on airplanes sold during the period presented.

(4)	Utilization rate refers to total time slots for digital frames in airports, digital TV screens in airports and digital TV screens on airplanes sold as a percentage of total time slots available for sale during the relevant period.

(5)	Average advertising revenue per time slot sold for digital TV screens in airports, digital TV screens on airplanes and digital frames in airports is calculated by dividing our revenues derived from digital frames in airports, digital TV screens in airports and digital TV screens on airplanes by its own number of time slots sold, respectively.

(6)	We define a time slot for digital TV screens as a 30-second equivalent advertising time unit for digital TV screens in airports and digital TV screens on airplanes, which is shown during each advertising cycle on a weekly basis in a given airport or on a monthly basis on the routes of a given airline, respectively. Our airport advertising programs are shown repeatedly on a daily basis during a given week in one -hour cycles and each hour of programming includes 25 minutes of advertising content, which allows us to sell a maximum of 50 time slots per week. The number of time slots available for our digital TV screens in airports during the period presented is calculated by multiplying the number of time slots per week per airport by the number of weeks during the period presented when we had operations in each airport and then calculating the sum of all the time slots available for each of our network airports. The length of our in-flight programs typically ranges from approximately 45 minutes to an hour per flight, approximately five to 13 minutes of which consist of advertising content. The number of time slots available for our digital TV screens on airplanes during the period presented is calculated by multiplying the time slots per airline per month by the number of months during the period presented when we had operations on each airline and then calculating the sum of all the time slots for each of our network airlines.

(7)	We define the number of locations available for sale in traditional media as the sum of (1) the number of light boxes and billboards in Beijing, Shenzhen, Wenzhou and certain other airports, and (2) the number of gate bridges in airports where we have concession rights to place advertisements on gate bridges.

(8)	Number of locations sold is defined as the sum of (1) the number of light boxes and billboards sold and (2) the number of gate bridges sold. To calculate the number of light boxes and billboards sold in a given airport, we first calculate the "utilization rates of light boxes and billboards" in such airport by dividing the "total value of light boxes and billboards sold" in such airport by the "total value of light boxes and billboards" in such airport. The "total value of light boxes and billboards sold" in a given airport is calculated as the respective daily listing prices of light boxes and billboards sold multiplied by their respective number of days sold during the period presented. The "total value of light boxes and billboards" in a given airport is calculated as the sum of listing prices of all the light boxes and billboards during the period presented. The number of light boxes and billboards sold in a given airport is then calculated as the number of light boxes and billboards available for sale in such airport multiplied by the utilization rates of light boxes and billboards in such airport. The number of gate bridges sold in a given airport is counted based on the contracts.

(9)	Utilization rate for traditional media in airports refers to total locations sold as a percentage of total locations available for sale during the period presented.

(10)	Average advertising revenue per location sold is calculated by dividing the revenues derived from all the locations sold by the number of locations sold during the period presented.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Net Revenues. Our net revenues decreased by 5.0% from $286.7 million in 2012 to $272.3 million in 2013. The decrease was primarily due to the decrease in revenues from traditional media in airports, digital TV screens on airplanes, other media, and gas station media network, which were partially offset by increases in revenues from digital frames in airports, other revenues in air travel, and digital TV screens in airports.

Revenues from digital frames in airports: Revenues from digital frames in airports for fiscal year 2013 increased by 10.9% from $137.3 million in 2012 to $152.3 million in 2013 due to the additional revenues from the rapidly growing product line of mega-size LED screens and our continued sales efforts.

We operated our digital frames in 31 airports as of December 31, 2013 which decreased from 34 airports as of December 31, 2012. However, the number of digital frames advertising time slots available for sale in airports increased by 8.3% from 131,060 in 2012 to 141,922 in 2013, while the number of time slots sold increased by 13.0% from 49,558 in 2012 to 56,010 in 2013. Our utilization rate for digital frames in airports increased from 37.8% in 2012 to 39.5% in 2013 due to the increase in the number of time slots sold, which was partially offset by the increase in the number of time slots available for sale. The average advertising revenue of digital frames decreased by 1.8% from $2,771 in 2012 to $2,720 in 2013 due to higher discounts offered in 2013 than in 2012.

Revenues from digital TV screens in airports: Revenues from digital TV screens in airports increased by 2.8% to $14.1 million in 2013 from $13.7 million in 2012 due to our continued sales efforts.

The number of time slots sold for 2013 decreased by 16.8% year-over-year to 19,452 time slots primarily due to a drop in demand from advertisers. The number of time slots available for sale for 2013 decreased by 0.9% year-over-year to 66,994 time slots in 2013 primarily due to the termination of operations of digital TV screens in certain airports. Utilization rate of digital TV screens in airports for fiscal year 2013 decreased to 29% from 34.6% in 2012 primarily due to the increase in the number of time slots sold and the decrease in the time slots available for sale. The average selling price of digital TV screens in airports increased by 23.5% to $725 in 2013 from $587 in 2012 primarily due to the fact that revenues from the top tier airports accounted for a higher percentage, which had higher than average selling prices.

Revenues from digital TV screens on airplanes: Revenues from digital TV screens on airplanes decreased by 39.3% to $16.2 million in 2013 from $26.6 million in 2012.

The number of time slots sold decreased by 32.5% to 527 time slots in 2013 from 781 time slots in 2012 primarily due to a decrease in time slots sold of digital TV screens on Air China's airplanes. We did not renew our concession rights contract with Air China, which expired on December 31, 2012, but regained some advertising time on Air China's airplanes on August 1, 2013. The number of time slots available for sale decreased by 16.3% to 1,486 time slots in 2013 from 1,776 time slots in 2012. Utilization rate decreased to 35.5% in 2013 from 44.0% in 2012 primarily due to the decrease in the number of time slots sold. The average selling price of digital TV screens on airplanes decreased by 10% to $30,662 in 2013 from $34,074 in 2012 primarily due to higher discounts offered in 2013 than in 2012.

Revenues from traditional media in airports: Revenues from traditional media in airports decreased by 22.3% to $64.8 million in 2013 from $83.5 million in 2012. The decrease was primarily due to our decision not to renew certain unprofitable or low-margin contracts after expiration.

The number of locations sold decreased by 5.9% to 2,316 locations in 2013 from 2,461 in 2012. The number of locations available increased by 2.6% to 3,849 locations in 2013 from 3,751 in 2012, primarily due to the full year operations of some additional airports. The utilization rate of traditional media decreased by 5.4% to 60.2% in 2013 from 65.6% in 2012 due to the decrease in the number of locations sold and the increase in the number of locations available for sale. The average selling price of traditional media in airports decreased by 17.5% to $27,999 in 2013 from $33,920 in 2012 primarily we chose not to renew some traditional media contracts, which had higher listing prices.

Revenues from the gas station media network: Revenues from the gas station media network decreased by 10.5% to $12.7 million from $14.2 million in 2012 due to the temporary service suspension caused by the gap between the retirement of old scrolling light boxes and the full operation of the replacing new LED screen in gas stations across many cities.

Revenues from other media: Revenues from other media were primarily revenues from AM Outdoor which was acquired by our variable interest entity, AM Advertising, in January 2011, which operates unipole signs and other outdoor media across Beijing. Revenues from other media for fiscal year 2013 decreased by 30.2% year-over-year to $7.2 million in 2013 from $10.2 million in 2012, primarily due to the expiration of the contracts for some locations in November and December 2012.

Cost of Revenues. Our cost of revenues decreased by 2.4% from $250.6 million in 2012 to $244.7 million in 2013, primarily due to a decrease in agency fees for third-party advertising agencies. The year-over-year decrease in agency fees was primarily due to a partial reversal of certain previously accrued agency fees of $3.3 million that were waived by the related agents. Our cost of revenues as a percentage of our net revenues increased from 87.4% in 2012 to 89.9% in 2013. Concession fees increased 1.7% from $178.0 million in 2012 to $181.0 million in 2013, primarily due to the number of new concession rights contracts and renewals entered into in 2013, which were partially offset by the number of expired contracts that we decided not to renew. Concession fees as a percentage of net revenues increased from 62.1% in 2012 to 66.5% in 2013.

Operating Expenses. Our operating expenses decreased by 34.6% from $70.0 million in 2012 to $45.8 million in 2013. Our total operating expenses in 2012 included share-based compensation expenses of $3.5 million while our total operating expenses in 2013 included share-based compensation expenses of $1.3 million.

•	Selling and Marketing Expenses. Our selling and marketing expenses increased by 11.5% from $18.0 million in 2012 (including $0.9 million of share-based compensation expenses) to $20.1 million in 2013 (including nil of share-based compensation expenses) mainly due to higher expenses related to our direct sales force, higher service fees, higher expenses of office and equipment, and higher travel expenses.

•	General and Administrative Expenses. Our general and administrative expenses increased by 17.9% from $21.8 million (including $2.6 million of share-based compensation expenses) in 2012 to $25.7 million (including $1.3 million of share-based compensation expenses) in 2013, primarily due to higher salary expenses associated with more headcount for new businesses, higher bad-debt provisions, higher expenses of office and equipment and higher professional fee.

•	Impairment of goodwill. We perform the annual impairment tests on December 31 of each year. All the goodwill was impaired in 2012, thus no impairment for goodwill was recorded in 2013.

•	Impairment of intangible assets. We perform the annual impairment tests on December 31 of each year. Due to the fact that actual sales and profits for air travel areas and outdoor advertising media were below forecast in the year ended December 31, 2012, the future undiscounted cash flow that the finite-lived intangible assets were expected to generate were less than the carrying amount as of December 31, 2012, the impairment loss of $9.6 million on intangible assets was recognized for the year ended December 31, 2012, and no impairment loss was recognized for the year ended December 31, 2013.

Loss from Operations. We recorded a net loss from operations of $18.2 million in 2013, as compared to a net loss from operations of $33.9 million in 2012 as a cumulative result of the above factors.

Other income, net. We recorded $3.8 million of other income net in 2013 as compared to $2.8 million in 2012. The increase was primarily due to increase in the investment income from short-term investments.

Income Taxes. We recorded $1.7 million of income tax benefit in 2013 as compared to income tax expenses of $2.5 million in 2012. Our effective income tax rate changed to positive 13% in 2013 from negative 8.4% in 2012.

Net Loss Attributable to Noncontrolling Interests. We recorded $0.9 million in net loss attributable to noncontrolling interests in 2013, as compared to $0.5 million in net income attributable to noncontrolling interests in 2012. The non-controlling interest primarily refers to other shareholders’ minority equity interests in Konggang, Flying Dragon, GreatView Media, Meizheng and Dongding, each majority owned by one of our VIEs.

Net Loss Attributable to AirMedia’s Shareholders. As a result of the foregoing, we had net loss attributable to our shareholders of $10.6 million in 2013, as compared to $32.7 million in 2012.

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

•	Selling and Marketing Expenses. Our selling and marketing expenses decreased by 1.3% from $18.2 million in 2011 (including $1.4 million of share-based compensation expenses) to $18.0 million in 2012 (including $0.9 million of share-based compensation expenses) mainly due to the decrease in the share-based compensation expenses.

•	General and Administrative Expenses. Our general and administrative expenses decreased by 0.7% from $22.0 million (including $3.2 million of share-based compensation expenses) in 2011 to $21.8 million (including $2.6 million of share-based compensation expenses) in 2012, primarily due to a decrease in share-based compensation expenses of $0.6 million.

•	Impairment for goodwill. We perform the annual impairment tests on December 31 of each year. Applying discounted cash flows for our 2012 annual impairment test, the estimated fair value of the air travel areas and outdoor advertising media was below the carrying amount if its net assets. We impaired all goodwill related to air travel areas reporting unit and outdoor media advertising media reporting unit and incurred an impairment loss of $20.6 million.

•	Impairment of intangible assets. We perform the annual impairment tests on December 31 of each year. Due to the fact that actual sales and profits for air travel areas and outdoor advertising media were below forecast in the year ended December 31, 2012, the future undiscounted cash flow that the finite-lived intangible assets were expected to generate were less than the carrying amount as of December 31, 2012 and $9.6 million impairment loss was recognized for the year ended December 31, 2012.

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

Net Loss Attributable to Noncontrolling Interests. We recorded $0.5 million in net income attributable to noncontrolling interests in 2012, as compared to $3.1 million in net loss attributable to noncontrolling interests in 2011. The non-controlling interest primarily refers to other shareholders’ minority equity interests in Konggang, Flying Dragon, Beijing AirMedia Media Advertising Co., Ltd., and Dongding, each majority owned by one of our VIEs.

Net Loss Attributable to AirMedia’s Shareholders. As a result of the foregoing, we had net loss attributable to our shareholders of $32.7 million in 2012, as compared to $9.6 million in 2011.

Share-based Compensation

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

On August 23, 2011, the Board of Directors voted to adjust the exercise price of certain stock options which were granted on July 2, 2007, July 20, 2007, November 29, 2007, July 10, 2009 and March 22, 2011 from $1.57 per share respectively to $1.15 per share. The fair value of the options on August 23, 2011, the modification date, was $0.21, $0.22, $0.26, $0.39 and $0.53 per option, respectively, calculated using the Black-Scholes model based on the closing market price of the ordinary shares of the Company on the date. The incremental compensation cost of the re-priced options was $1.3 million, with totaling $1.1 million recognized as compensation cost during 2011, and $0.2 million to be recognized as expense over the remaining vesting period.

On September 1, 2012, the Board of Directors approved to grant options to an employee of our company, under the 2011 Share Incentive Plan, to purchase an aggregate of 1,857,538 ordinary shares of our company, at an exercise price of $0.72 per ordinary share. One twelfth of the options will vest each quarter starting from September 4, 2012. The expiration date will be 5 years from the grant date.

In September 2012, the former chief financial officer of our company resigned. Of the 600,000 options granted to her on March 22, 2011, 300,000 were vested through her date of resignation. In conjunction with her resignation, she signed a supplementary agreement with us, pursuant to which the Company granted her 100,000 options that are immediately exercisable and 200,000 options that would vest through September 22, 2013. During the vesting period, she would provide consulting service as a consultant. For the 100,000 immediately exercisable options, a measurement date was reached upon grant and we immediately recognized $35,000 into expense, which is equal to the fair value of the options as of September 30, 2012. For the 200,000 options that will vest through September 22, 2013, we recognized expense based on the fair value of the options as of each reporting date through the measurement date. For the year ended December 31, 2013, we recognized $59,000 expense for these options.

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

On November 30, 2012, the Board of Directors adopted the 2012 Share Incentive Plan (the "2012 Option Plan"), which allows the Company to grant options for the issuance of up to 6,000,000 ordinary shares of the Company subject to vesting requirements.

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

We recorded share-based compensation of $4.6 million, $3.5 million and $1.3 million for the years ended December 31, 2011, 2012 and 2013, respectively.

Inflation

Historically inflation has not had a significant effect on our business. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in China was 5.4%, 2.6% and 3.0% in the years 2011, 2012 and 2013, respectively. In 2013, China’s inflation has been regarded as relatively high.

The higher inflation in 2013 has caused an increase in our operation expenses due to an increase in employee salaries and benefits. Although it has not materially impacted our results of operations in 2013, we can provide no assurance that we will not be affected in the future by potentially higher rates of inflation in China. For example, certain operating costs and expenses, such as employee compensation and office operating expenses, may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

B. Liquidity and Capital Resources

To date, we have financed our operations primarily through internally generated cash, the sale of preferred shares in private placements and the proceeds we received from our initial public offering. As of December 31, 2013, we had approximately $59.7 million in cash. We generally deposit our excess cash in interest bearing bank accounts. Although we consolidate the results of our VIEs in our consolidated financial statements, we can only receive cash payments from them pursuant to our contractual arrangements with them and their shareholders. See Item 4, “Information on the Company — C. Organizational Structure.” Our principal uses of cash primarily include capital expenditures, contractual concession fees, business acquisitions, share repurchases, and other investments and, to a lesser extent, salaries and benefits for our employees and other operating expenses. We expect that these will remain our principal uses of cash in the foreseeable future. We may also use additional cash to fund strategic acquisitions.

Cash Flow

The following table shows our cash flows with respect to operating activities, investing activities and financing activities for the years ended December 31, 2011, 2012 and 2013:

	Year Ended December 31,
	2011	2012	2013
Net cash provided by operating activities	17,932	20,230	537
Net cash used in investing activities	(5,192)	(57,006)	(70,466)
Net cash (used in) provided by financing activities	(10,919)	(3,260)	54,311
Effect of exchange rate changes	4,408	936	1,636
Net increase/(decrease) in cash	6,229	(39,100)	(13,982)
Cash at the beginning of the year	106,505	112,734	73,634
Cash at the end of the year	112,734	73,634	59,652

Operating Activities

Net cash provided by operating activities was $0.5 million for the year ended December 31, 2013. This was primarily attributable to (1) certain non-cash expenses that did not result in cash outflow, principally depreciation and amortization of $21.9 million, impairment loss of loan receivable from third party of $1.6 million, loss on disposal of property and equipment of $1.0 million, allowance for doubtful accounts of $2.4 million and share-based compensation of $1.3 million and (2) an increase of $12.1 million in accounts payable. The foregoing was partly offset by (1) an increase of $11.0 million in accounts receivable and notes receivable, (2) an increase of $7.8 million in prepaid concession fee (3) an increase of $3.9 million in other current assets, (4) a decrease of $4.0 million in deferred tax assets (liability) and (5) a decrease of $ 2.7 million in deferred revenue.

Net cash provided by operating activities was 20.2 million for the year ended December 31, 2012. This was primarily attributable to (1) certain non-cash expenses that did not result in cash outflow, principally depreciation and amortization of $24.0 million, impairment loss of goodwill of $20.6 million, impairment loss of intangible assets of $9.6 million, loss on disposal of property and equipment of $1.2 million, allowance for doubtful accounts of $1.2 million and share-based compensation of $3.5 million, (2) an increase of $8.3 million in accounts payable, and (3) an increase of $6.9 million in deferred revenues. The foregoing was partly offset by (1) an increase of $8.6 million in accounts receivable and (2) an increase of $7.0 million in long-term deposits.

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

Accounts Receivable

Our gross accounts receivable balance increased by $8.9 million, or approximately 8%, from $105.8 million as of December 31, 2012 to $114.7 million as of December 31, 2013. Our allowance for doubtful accounts increased from $4.6 million as of December 31, 2012 to $7.2 million as of December 31, 2013. The net effect of these changes resulted in an increase of net accounts receivable of $6.3 million or approximately 6%, from $101.2 million for the year ended December 31, 2012 to $107.5 million for the year ended December 31, 2013. Our revenues decreased by $16.5 million, or approximately 6%, from $293.0 million in 2012 to $276.5 million in 2013. The reason for an increase in net accounts receivables with a decrease in revenues is that in 2013, due to the economic downturn in China, we extended the credit period of some of our long-term customers with large scale, good reputation in the industry and with good historical collection records. As of December 31, 2013, our net accounts receivable balance aged less than and greater than six months was $89.4 million and $18.1 million, respectively.

To the extent we need to convert our Renminbi assets and liabilities into U.S. dollars, depreciation of the Renminbi against the U.S. dollar will have an impact on our financial statements. The spot rate decreased from 6.23 Renminbi against 1 U.S. dollar to 6.05, or a depreciation of approximately 2.83%, from December 31, 2012 to 2013. This change in Renminbi exchange rate contributed to a $3.2 million increase in the value of our accounts receivable as of December 31, 2013.

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

As a result of the earthquakes and tsunamis Japan experienced in the first quarter of 2011, many of our major automobile manufacturer customers temporarily suspended their advertising activities until the latter half of 2011. Revenues recognized during the third and fourth quarters increased by $26.5 million, or approximately 20.2%, to $157.9 million from $131.4 million for the fiscal years 2011 and 2010, respectively. The average credit term we provide to our digital media customers is approximately six months. The credit terms we provide to our traditional media and other customers range from six to twelvemonths. In other words, as of December 31, 2011, the accounts receivable balance consists mainly of sales recognized in the second half of 2011. As of December 31, 2011, our net accounts receivable balance aged less than and greater than six months was $79.4 million and $13.4 million, respectively.

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

Our allowance for doubtful accounts increased from $3.3 million as of December 31, 2011 to $4.6 million as of December 31, 2012 and further to $7.2 million as of December 31, 2013, as we charged approximately $1.2 million in 2012 and $2.4 million in 2013 to expenses based on continuous monitoring and our best estimate of the uncollectible accounts.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2013 amounted to $70.5 million, mainly as a result of our purchase of property and equipment for $13.1 million, a payment of $57.0 million of prepaid equipment cost, a payment of $4.1 million of long term investment and a payment of $2.1 million restricted cash, offset by proceeds from short term investment of $4.8 million.

Net cash used in investing activities for the year ended December 31, 2012 amounted to $57.0 million, mainly as a result of our purchase of $42.5 million of held-to-maturity securities, purchase of property and equipment for $11.3 million, a payment of $2.2 million for equity investments in Xinghe Union, Shibo Movie, and Guangxi Dingyuan Advertising Co., Ltd., and an increase in loans from a third party of $1.6 million, which was partially offset by $0.1 million in proceeds from the disposal of property and equipment.

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

Prepaid Equipment Costs

In 2013, we recorded approximately $57.0 million for the prepaid equipment cost primarily as a result of our purchase of 1,000 sets of gas station LEDs. Since these equipment were under installation but still in the process of acceptance, the amount we incurred for the purchase was recorded as prepaid equipment costs. This purchase was funded entirely with the proceeds we received from Elec-Tech as part of their investment in GreatView Media. As of December 31, 2013, Elec-Tech contributed $57.2 million to the share capital of GreatView Media, $56.1 million of which was recorded as additional paid-in capital.

Capital Expenditures

Our capital expenditures were made primarily to purchase digital TV screens, digital frames and associated equipment for our network, including network construction for our gas station media network. We also exchange advertising time slots with other entities for digital TV screens and other equipment through barter transactions.

Our capital expenditures were $4.2 million in 2011, $9.3 million in 2012 and $70.1 million in 2013, respectively.

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

Financing Activities

Net cash provided in financing activities amounted to $54.3 million for the year ended December 31, 2013, as a result of $59.4 million provided by capital contribution from non-controlling interests and $0.7 million dividend paid to former shareholders of subsidiaries, $2.8 million used to repurchase shares as treasury stock and a payment of $1.6 million for acquisition of non-controlling interests.

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

Recently Issued Accounting Pronouncements

Recently adopted accounting pronouncements

In February 2013, the FASB issued an authoritative pronouncement related to reporting of amounts reclassified out of accumulated other comprehensive income, to improve the transparency of reporting these reclassifications. Other comprehensive income includes gains and losses that are initially excluded from net income for an accounting period. Those gains and losses are later reclassified out of accumulated other comprehensive income into net income. The amendments in this ASU do not change the current requirements for reporting net income or other comprehensive income in financial statements. All of the information that this ASU requires already is required to be disclosed elsewhere in the financial statements under U.S. GAAP.

The new amendments will require an organization to:

•               Present (either on the face of the statement where net income is presented or in the notes) the effects on the line items of net income of significant amounts reclassified out of accumulated other comprehensive income—but only if the item reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period.

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

The amendments apply to all public and private companies that report items of other comprehensive income. Public companies are required to comply with these amendments for all reporting periods (interim and annual). The amendments are effective for reporting periods beginning after December 15, 2012, for public companies. Early adoption is permitted. We adopted this pronouncement on January 1, 2013 which did not have a significant impact on its consolidated financial statements.

Recently issued accounting pronouncements not yet adopted

In March 2013, the FASB issued an authoritative pronouncement related to parent's accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. When a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity, the parent is required to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided.

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

Additionally, the amendments in this pronouncement clarify that the sale of an investment in a foreign entity includes both: (1) events that result in the loss of a controlling financial interest in a foreign entity (i.e., irrespective of any retained investment); and (2) events that result in an acquirer obtaining control of an acquiree in which it held an equity interest immediately before the acquisition date (sometimes also referred to as a step acquisition). Accordingly, the accumulative translation adjustment should be released into net income upon the occurrence of those events.

The amendments in this pronouncement are effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. The amendments should be applied prospectively to derecognition events occurring after the effective date. Prior periods should not be adjusted. Early adoption is permitted. If an entity elects to early adopt the amendments, it should apply them as of the beginning of the entity's fiscal year of adoption. We do not expect the adoption of this guidance will have a significant effect on our consolidated financial statements.

In July 2013, the FASB issued a pronouncement which provides guidance on financial statement presentation of an unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The FASB's objective in issuing this Accounting Standards Updates ("ASU") is to eliminate diversity in practice resulting from a lack of guidance on this topic in current U.S. GAAP.

The amendments in this ASU state that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets.

This ASU applies to all entities that have unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. We do not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

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

F.	Tabular Disclosure of Contractual Obligations

We have entered into operating lease agreements primarily for our office spaces in China. These leases expire through 2015 and are renewable upon negotiation. In addition, the contract terms of our concession rights contracts are usually three to five years. Most of these concession rights expire through 2015 and are renewable upon negotiation. The following table sets forth our contractual obligations and commercial commitments as of December 31, 2013:

		Payments Due by Period
	Total	2014	2015-2016	2017-2018	2019 and thereafter
		(in thousands of U.S. Dollars)
Operating lease agreements	$5,363	$3,522	$1,825	$16	$-
Concession rights contracts	448,997	182,500	173,455	50,769	42,273
Purchase obligations	52,736	52,440	296	-	-
Total	$507,096	$238,462	$175,576	$50,785	$42,273

G.	Safe Harbor

See the section headed “Forward-Looking Information.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth certain information regarding our directors and executive officers as of March 31, 2014.

NAME	AGE	POSITION
Herman Man Guo	50	Chairman and Chief Executive Officer
James Zhonghua Feng	43	Director and President
Henry Hin-hung Ho	57	Chief Financial Officer
Qing Xu	53	Director and Executive President
Peixin Xu	43	Director
Conor Chia-hung Yang	51	Independent Director
Shichong Shan	83	Independent Director
Junjie Ding	50	Independent Director
Songzuo Xiang	49	Independent Director
Jack Qunyao Gao	55	Independent Director
Bailing Zeng	54	Vice President
Yunfeng Yu	42	Vice President
Tong Wu	45	Chief Strategy Officer
Mina Deng	32	Vice President
Wei He	39	Chief Public Relations Officer and Vice President

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

Mr. Henry Hin-hung Ho has served as our chief financial officer since September 2012. Prior to joining AirMedia, Mr. Ho was a senior partner at Cornerstone Fund Management, a private equity fund management company based in Tianjin. He served as a director of several Hong Kong and Shanghai listed companies, including Tasly Pharmaceutical Group Co. Ltd. (stock code: 600535.SH) from March 2009 to August 2012, an independent non-executive director of Larry Jewelry Limited (stock code: 8351.HK) from February 2011 to November 2012, and a non-executive director and an executive director of Mongolia Investment Group Limited (stock code: 402.HK) from April 2011 to June 2012 and from March 2010 to March 2011, respectively. From 2001 to 2008, Mr. Ho worked for several international investment banks as China strategist and/or head of China equity research, including Morgan Stanley, Merrill Lynch, UBS and Lehman Brothers. From 1999 to late 2000, Mr. Ho was a founding partner and a managing director of Atlantis Investment Management (Asia). From 1994 to 1999, Mr. Ho was a director at Baring Asset Management (Asia), and headed its Greater China investment team and served as a part-time member of the Central Policy Unit of the Government of the Hong Kong Special Administrative Region. Mr. Ho holds a degree of Master of Arts in Accounting and Finance from the University of Lancaster, United Kingdom. Mr. Ho is a fellow of the Hong Kong Institute of Certified Public Accountants.

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

Mr. Peixin Xu has served as our director since January 2014. Mr. Xu is the founder of Bison Capital. Mr. Xu is also chairman of Huasheng Taitong Media Investment Co., Ltd., a TV production company and a researcher at Peking University. He was founder and chairman of Beijing Redbaby Info-Tech Co., Ltd., a B2C e-commerce company mainly focusing on the maternal and infant products, and a partner of New Enterprise Associates, a venture capital fund. Prior to that, Mr. Xu was a manager for new business at Beijing Northstar Industrial Group, a state-owned comprehensive real estate development and services business group. Mr. Xu received a bachelor of arts degree in business administration from the Tianjin University of Commerce. Mr. Xu has also served as an independent director and chairman of strategy committee of Bona Film Group Limited, a Nasdaq listed public company, since November 2011.

Mr. Conor Chia-hung Yang has served as our independent director since March 2013. Mr. Yang currently serves as the chief financial officer of tuniu.com, a leading online leisure travel company in China. Previously, Mr. Yang was the chief financial officer of E-Commerce China Dangdang Inc., an NYSE-listed e-commerce company, from March 2010 to July 2012, the chief financial officer of our company, from March 2007 to March 2010, and the chief executive officer of Rock Mobile Corporation from 2004 to February 2007. From 1999 to 2004, Mr. Yang served as the chief financial officer of the Asia Pacific region for CellStar Asia Corporation. Mr. Yang was an executive director of Goldman Sachs (Asia) L.L.C. from 1997 to 1999. Previously, Mr. Yang was a vice president of Lehman Brothers Asia Limited from 1994 to 1996 and an associate at Morgan Stanley Asia Limited from 1992 to 1994. Mr. Yang currently serves as an independent director and the chairman of the audit committee of IFM Investments Limited, an NYSE-listed real estate services provider. Mr. Yang received his MBA degree from University of California, Los Angeles in 1992 and his bachelor’s degree from Fu Jen University in Taiwan in 1985.

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

Dr. Junjie Ding has served as our independent director since November 2008. Dr. Ding is also an independent director of SinoMedia Holding Limited, a media advertising operator in China that is listed on the Hong Kong Stock Exchange and has served as an independent director of a China-based private compay since December 2013. Dr. Ding is a vice president of the Communication University of China and the deputy officer of the China Advertising Association of Commerce. With nearly 20 years of experience in the media and advertisement industry, Dr. Ding is the editor of various periodicals, such as International Advertising and the Annual Book of Chinese Advertising Works. He received his Ph.D. degree in communications in 2003 from the Communication University of China.

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

Dr. Jack Q. Gao has served as our independent director since January 2014. He currently serves as a board member of Tianji Media Group, Beijing Vantone Holding Co., Global Financial Technology, Digu.com and Bona Film Group and as a senior vice president of News Corporation, the chief executive officer of News Corporation China Investments and the chief representative of News Corporation Beijing Representative Office. Prior to joining News Corporation in 2006, Dr. Gao was corporate vice president and president of Emerging Markets at Autodesk, where he oversaw the company’s emerging markets business with a focus on Greater China and India. Prior to Autodesk, he was president and general manager of Microsoft (China) Ltd. Co., where he was responsible for operations, sales and marketing, government relations and business developments. Additionally, he has been a general partner of Walden International, a venture capital fund, and Asia business manager at MSC Software. Dr. Gao received his PhD, master's and bachelor's degrees in engineering from Harbin Institute of Technology and University of California, Los Angeles.

Dr. Bailing Zeng has served as our vice president since January 2010 in charge of AirMedia City (Beijing) Outdoor Advertising Co., Ltd., a company that we acquired in January 2010. Prior to joining AirMedia, Dr. Zeng founded and served as the chief executive officer of AirMedia City (Beijing) Outdoor Advertising Co., Ltd. since 2005. Prior to that, Dr. Zeng served as an executive vice president and chief editor of China Youth & Children Audio-Visual Publishing House from 2001 to 2005. During the same period, he was also an assistant to the president of the China Youth Magazine. From 1997 to 2001, Dr. Zeng served as the head of the rights and benefits department of the central committee of the communist youth league of China. Dr. Zeng received his doctorate degree in law from the Party School of the Central Committee of the Communist Party of China in 2009, his master's degree in law from China University of Political Science and Law in 1991 and his bachelor's degree in law from Southwest University of Political Science and Law in 1988.

Mr. Yunfeng Yu has served as our vice president since July 2010. Mr. Yu joined us as special assistant to executive president in February 2009. Prior to that, Mr. Yu was marketing and sales department manager at Beijing Capital Airport Advertising Co. Ltd. Mr. Yu received his bachelor’s degree in economic management from the Party School of the Central Committee of the Communist Party of China in September 2000.

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

Ms. Mina Deng, also known as Liang Mi, has served as our vice president in charge of business development since October 2013. Ms. Deng has also been a soloist with Beijing Dance Drama & Opera Co., Ltd. since December 2005 and with Art Troupe of the General Political Department of the People's Liberation Army Air Force of China from July 2000 to December 2005. Ms. Deng attended the music education department of China Conservatory from July 2001 to July 2003 and the school of music of People's Liberation Army Academy of Art from July 1998 to July 2000.

Ms. Wei He has served as our chief public relations officer since our inception in April 2007 and for certain of our pre-existing affiliated entities since April 2006. Prior to joining our company, she worked as the deputy general manager of Taixiang Investment Consulting Co. Ltd. from 2003 to 2006. Prior to this, she served as the director of the liaison department of Kelon Electrical Holdings Company Ltd. from 2000 to 2002. She served as the account manager of Hong Kong Pengli Group from 1999 to 2000. She received her bachelor’s degree from Qufu Normal University in China in 1998 and her MBA degree from the City University of Washington in 2006. Ms. He enrolled in the EMBA program in Cheung Kong Graduate School of Business in year 2012 and expects to receive her degree in 2014.

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

In 2013, the aggregate cash compensation to our executive officers was approximately $790,992 and the aggregate cash compensation to our non-executive directors was approximately $141,592. Our PRC subsidiaries and consolidated VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits. Other than the above-mentioned pension insurance mandated by applicable PRC law, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company except as required under applicable PRC law.

Share Options

In July 2007, we adopted the 2007 Option Plan to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. In December 2009, we amended the 2007 Option Plan by increasing the maximum aggregate number of shares issuable under the plan from 12,000,000 to 17,000,000. In March 2011, our board of directors authorized the issuance of 2,000,000 ordinary shares under the 2011 Option Plan with the same aim as the 2007 Option Plan. In 2012, our board of directors adopted the 2012 Option Plan, under which we are authorized to grant restricted shares or options and other awards for a total issuance of up to 6,000,000 ordinary shares. As of December 31, 2013, options to purchase 14,655,530 of our ordinary shares were outstanding. The majority of these options will vest on a straight-line basis over a three-year period, with one-twelfth of the options vesting each quarter from the date of grant.

The following table summarizes, as of December 31, 2013, the outstanding options granted to our executive officers, directors and to other individuals as a group under our 2007 Option Plan, as amended, 2011 Option Plan and 2012 Option Plan.

Name	Ordinary Shares Underlying Options	Exercise Price (US$/Share) (1)	Date of Grant	Expiration Date
Herman Man Guo	2,000,000	1.15	July 2, 2007	July 2, 2017
Qing Xu	*	1.15	March 22, 2011	March 22, 2021
Henry Hin-hung Ho	1,857,538	0.72	September 4, 2012	September 4, 2017
Shichong Shan	*	1.15	July 20, 2007	July 20, 2017
Junjie Ding	*	1.15	July 10, 2009	July 10, 2014
Songzuo Xiang	*	1.15	July 10, 2009	July 10, 2014
James Zhonghua Feng	625,514	1.15	July 2, 2007	July 2, 2017
	150,000	1.15	July 20, 2007	July 20, 2017
	840,000	1.15	July 10, 2009	July 10, 2014
	110,000	1.15	November 29, 2007	November 29, 2015
Conor Chia-hung Yang	*	1.15	July 2, 2007	July 2, 2017
	*	1.15	November 29, 2007	November 29, 2015
	*	1.15	July 10, 2009	July 10, 2014
Wei He	*	1.15	July 20, 2007	July 20, 2017
	*	1.15	July 10, 2009	July 10, 2014
	*	1.15	March 22, 2011	March 22, 2016
Tong Wu	—	—	—	—
Bailing Zeng	*	1.15	March 22, 2011	March 22, 2021
Yunfeng Yu	*	1.15	July 10, 2009	July 10, 2014
	*	1.15	March 22, 2011	March 22, 2016
Liang Mi	—	—	—	—
Other individuals as a group	366,000	1.57	July 20, 2007	July 20, 2017
Other individuals as a group	1,590,616	1.15	July 20, 2007	July 20, 2017
Other individuals as a group	830,000	1.57	November 29, 2007	November 29, 2015
Other individuals as a group	330,418	1.15	November 29, 2007	November 29, 2015
Other individuals as a group	483,000	1.57	July 10, 2009	July 10, 2014
Other individuals as a group	1,787,336	1.15	July 10, 2009	July 10, 2014
Other individuals as a group	581,600	1.15	March 22, 2011	September 1, 2017
Other individuals as a group	120,000	1.15	March 22, 2011	March 22, 2016
Other individuals as a group	20,000	1.11	November 1, 2012	November 1, 2014
Other individuals as a group	60,000	1.11	November 30, 2012	November 1, 2014

* Aggregate beneficial ownership of our company by such officer or director is less than 1% of our total outstanding ordinary shares.

(1) On August 23, 2011, in order to provide better incentive to our employees, our board of directors approved an adjustment to the exercise price of a portion of the stock options previously granted to certain optionees on July 2, 2007, July 20, 2007, November 29, 2007, July 10, 2009 and March 22, 2011. The exercise price for the adjusted portion of the options is $1.15 per ordinary share and the exercise price for the unadjusted portion will remain the same at $1.57 per ordinary share.

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

Our board of directors currently consists of nine directors. A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. The remuneration to be paid to the directors is determined by the board of directors. There is no age limit requirement for directors.

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

Audit Committee. Our audit committee consists of Messrs. Songzuo Xiang, Shichong Shan and Conor Chia-hung Yang. Mr. Yang is the chairperson. Our board of directors has determined that all members of our audit committee satisfy the “independence” requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the rules and regulations of the NASDAQ Stock Market LLC. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Messrs. Junjie Ding, Conor Chia-hung Yang and Shichong Shan. Our board of directors has determined that Messrs. Junjie Ding, Conor Chia-hung Yang and Shichong Shan satisfy the “independence” requirements of the rules and regulations of the NASDAQ Stock Market LLC. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Compliance Committee. Our compliance committee consists of Messrs. Qing Xu, Songzuo Xiang and Junjie Ding. Mr. Xu is the chairperson. Our compliance committee assists the board in overseeing the Company’s compliance with the laws and regulations applicable to the Company’s business, and compliance with the Company’s code of business conduct and ethics and related policies by employees, officers, directors and other agents and associates of the Company. The compliance committee is responsible for, among other things:

•	establishing and revising project and purchase control policies;

•	establishing and revising administration and business supervision policies;

•	accepting, investigating, and settling any comments, complaints, and reports from employees;

•	investigating and settling any matters delegated from the board of directors; and

•	monitoring the status of implementation of company policies.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time.

Terms of Directors and Officers

All directors hold office until the expiration of their terms and until their successors have been elected and qualified. A director may be removed from office before the expiry of his term by a special resolution passed by the shareholders. Every director who does not retire by rotation at the annual general meeting held in 2013 shall serve a term of office which shall expire on 31 July 2014. Any director who is newly appointed shall serve a term of office which shall expire on the 31st day of July which is not less than one year nor more than two years after the date of such appointment. Upon the expiry of each director's term of office, he shall automatically retire and cease to be a director, but shall be eligible for re-election by the board of directors. Any director who is so re-elected shall serve an additional term which shall expire on 31 July of the year which is two years after such re-election. There shall be no limit on the number of times which a director may be re-elected or the number of additional terms which any such director may serve. The articles of association also provide that the office of a director shall also be vacated in a limited number of circumstances, namely if the director: (a) becomes bankrupt or makes any arrangement or composition with his creditors; (b) is found to be or becomes of unsound mind; (c) resigns his office by notice in writing to the Company; or (d) without special leave of absence from the board of directors, is absent from meetings of the board of directors for six consecutive months and the board of directors resolves that his office be vacated. Officers are elected by and serve at the discretion of the board of directors.

In addition, our service agreements with our directors do not provide benefits upon termination of their services.

D.	Employees

We had 723, 795 and 887 employees as of December 31, 2011, 2012 and 2013, respectively. The following table sets forth the number of our employees by area of business as of December 31, 2011, 2012 and 2013:

	As of December 31,
	2011		2012		2013
	Number of Employees	% of Total	Number of Employees	% of Total	Number of Employees	% of Total

Sales and Marketing Department	319	44.1	352	44.3	370	41.7
Quality Control and Technology Department	173	23.9	215	27.0	244	27.5
Programming Department	31	4.3	32	4.1	52	5.9
Resources Development Department	57	7.9	44	5.5	57	6.4
General Administrative and Accounting	143	19.8	152	19.1	164	18.5
Total	723	100.0	795	100.0	887	100.0

The following table sets forth the breakdown of employees by geographic location as of December 31, 2013:

City	Number of Employees	% of Total
Beijing	554	62.5%
Shanghai	82	9.2%
Guangzhou	43	4.8%
Shenzhen	35	3.9%
Chengdu	25	2.8%
Wenzhou	16	1.8%
Others	132	14.9%
Total	887	100.0%

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

Our employees are not covered by any collective bargaining agreement. We consider our relations with our employees to be generally good.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2014, by:

•	each of our directors and executive officers; and

•	each principal shareholder, or person known to us to own beneficially more than 5.0% of our ordinary shares.

The calculations in the shareholder table below are based on 119,235,841 ordinary shares outstanding as of March 31, 2014. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days after March 31, 2014, the most recent practicable date, including through the exercise of any option, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares Beneficially Owned
	Number	%

Directors and Executive Officers:
Herman Man Guo(1)	40,090,194	33.07%
James Zhonghua Feng(2)	4,682,324	3.87%
Henry Hin-hung Ho	*	*
Qing Xu(3)	2,800,000	2.34%
Peixin Xu(6)	16,040,000	13.45%
Conor Chiahung Yang	*	*
Shichong Shan	*	*
Junjie Ding	*	*
Songzuo Xiang	*	*
Jack Qunyao Gao	—	—
Bailing Zeng	*	*
Yunfeng Yu	*	*
Tong Wu	—	—
Mina Deng	—	—
Wei He	*	*

Principal Shareholders:
Wealthy Environment Limited(4)	17,505,980	14.68%
Dan Shao (5)	20,584,214	17.26%
Bison Capital Media Limited (6)	16,040,000	13.45%

* Aggregate beneficial ownership of our company by such director or officer is less than 1% of our total outstanding ordinary shares.

(1)	Includes (i) 16,105,980 ordinary shares held by Wealthy Environment Limited, a BVI company wholly owned by Mr. Herman Man Guo, (ii) 1,400,000 ordinary shares represented by American Depositary Shares held by Wealthy Environment Limited, (iii) 2,000,000 ordinary shares issuable upon exercise of options held by Mr. Guo that are exercisable within 60 days, (iv) 20,000,000 ordinary shares held by Global Earnings Pacific Limited, a BVI company wholly owned and controlled by Ms. Dan Shao, Mr. Guo’s wife, and (v) 584,214 ordinary shares represented by American Depositary Shares held by Ms. Dan Shao. Mr. Guo disclaims beneficial ownership of the ordinary shares held by Global Earnings Pacific Limited and by Ms. Dan Shao.

(2)	Includes (i) 1,725,514 ordinary shares issuable upon exercise of options held by Mr. James Zhonghua Feng that are exercisable within 60 days, and (ii) 2,956,810 ordinary shares held by Leader Smart Capital Limited, a Hong Kong company wholly owned by Mr. James Zhonghua Feng. The registered address of Leader Smart Capital Limited is 13/F, Shum Tower, 268 Des Voeux Road, Central, Hong Kong.

(3)	Includes (i) 2,000,000 ordinary shares held by Mambo Fiesta Limited, a BVI company wholly owned by Mr. Qing Xu, (ii) 200,000 ordinary shares represented by American Depositary Shares held by Mr. Qing Xu, and (iii) 600,000 ordinary shares issuable upon exercise of options held by Mr. Xu that are exercisable within 60 days.

(4)	Includes (i) 16,105,980 ordinary shares held by Wealthy Environment Limited, and (ii) 1,400,000 ordinary shares represented by American Depositary Shares held by Wealthy Environment Limited. Wealthy Environment Limited, a company incorporated in BVI, is wholly owned and controlled by Herman Man Guo. The registered address of Wealthy Environment Limited is P.O. Box 173, Kingston Chambers, Road Town Tortola, BVI.

(5)	Includes (i) 20,000,000 ordinary shares held by Global Earning Pacific Limited and (ii) 584,214 ordinary shares represented by ADSs that Ms. Dan Shao purchased in one or more open-market transactions. Global Earning Pacific Limited, a company incorporated in BVI, is wholly owned and controlled by Ms. Dan Shao, Mr. Herman Man Guo’s wife. The registered address of Global Earning Pacific Limited is OMC Chambers, Wickham Cay 1, Road Town Tortola, BVI.

(6)	The address of Bison Capital Media Limited is c/o Bison Capital Holding Company Limited, 609-610, 21st Century Tower, 40 Liangmaqiao Road, Chaoyang District, Beijing, People’s Republic of China, 100016. Bison Capital Media Limited, a Cayman Islands company, is wholly-owned by Bison Capital Holding Company Limited, a Cayman Islands company, which is in turn wholly owned by Ms. Fengyun Jiang, a citizen of Hong Kong Special Administrative Region. Ms. Jiang is the sole director of both Bison Capital Media Limited and Bison Capital Holding Company Limited. Ms. Jiang possesses the power to direct the voting and disposition of the shares owned by Bison Capital Media Limited and may be deemed to have beneficial ownership of such shares. Mr. Peixin Xu is the husband of Ms. Jiang and, as such, Mr. Xu may be deemed to beneficially own the 16,040,000 ordinary shares directly held by Bison Capital Media Limited.

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

As of March 31, 2014, 127,662,057 of our ordinary shares were issued, with 119,235,841 shares outstanding and 8,426,216 shares in Treasury Stock. To our knowledge, we had only one record shareholder in the United States, JPMorgan Chase Bank, N. A., which is the depositary of our ADS program and held approximately 65.39% of our total outstanding ordinary shares as of March 31, 2014. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

•	Technology support and service agreements: AM Technology provides exclusive technology support and consulting services to our VIEs and in return, the VIEs are required to pay AM Technology service fees. The VIEs pay to AM Technology annual service fees in the amount that guarantee that the VIEs can achieve, after deducting such service fees payable to AM Technology, a net cost- plus rate of no less than 0.5% in the case of AM Advertising, Shengshi Lianhe and AirMedia UC, or 1.0% in the case of AM Yuehang. It is at AM Technology's sole discretion that the rate and amount of service fees ultimately charged the VIEs under these agreements are determined. The “net cost-plus rate” refers to the operating profit as a percentage of total costs and expenses of a certain entity. The technology support and service agreements are effective for ten years and such term is automatically renewed upon their expiration unless either party to an agreement informs the other party of its intention not to extend at least twenty days prior to the expiration of these agreements.

•	Technology development agreements: Our VIEs exclusively engage AM Technology to provide technology development services. AM Technology owns the intellectual property rights developed in the performance of these agreements. The VIEs pay to AM Technology annual service fees in the amount that guarantee that the VIEs can achieve, after deducting such service fees payable to AM Technology, a net cost-plus rate of no less than 0.5% in the case of AM Advertising, Shengshi Lianhe and AirMedia UC, which final rate should be determined by AM Technology. It is at AM Technology's sole discretion the rate and amount of fees ultimately charged the VIEs under these agreements are determined. The “net cost-plus rate” refers to the operating profit as a percentage of total costs and expenses of a certain entity. The technology development agreements are effective for ten years and such term is automatically renewed upon their expiration unless either party informs the other party of its intention not to extend at least twenty days prior to the expiration of these agreements.

•	Call option agreements: Under the call option agreements, the shareholders of our VIEs irrevocably granted AM Technology or its designated third party an exclusive option to purchase from the VIEs’ shareholders, to the extent permitted under PRC law, all the equity interests in the VIEs, as the case may be, for the minimum amount of consideration permitted by the applicable law without any other conditions. In addition, under these agreements, AM Technology has undertaken to act as guarantor of VIEs in all operations- related contracts, agreements and transactions and commit to provide loans to support the business development needs of VIEs or if the VIEs suffer operating difficulties, provided that the relevant VIE’s shareholders satisfy the terms and conditions in the call option agreements. Under PRC laws, to provide an effective guarantee, a guarantor needs to execute a specific written agreement with the beneficiary of the guarantee. As AM Technology has not entered into any written guarantee agreements with any third party beneficiaries to guarantee the VIEs’ performance obligations to these third parties, none of these third parties can demand performance from AM Technology as a guarantor of the VIEs’ performance obligations. The absence of a written guarantee agreement, however, does not affect our conclusion that we are the primary beneficiary of the VIEs and in turn should consolidate the financials of the VIEs. The term of each call option agreement is ten years and such terms can be renewed upon expiration at AM Technology's sole discretion.

•	Equity pledge agreements: Under the equity pledge agreements, the shareholders of the VIEs pledged all of their equity interests, including the right to receive declared dividends, in the VIEs to AM Technology to guarantee VIEs’ performance of their obligations under the technology support and service agreement and the technology development agreement. If the VIEs fail to perform its obligations set forth in the technology support and service agreement, AM Technology shall be entitled to exercise all the remedies and powers set forth in the provisions of the equity pledge agreement. The agreement is effective for as long as the technology support and service agreements and technology development agreement are effective.

•	Authorization letters: Each shareholder of the VIEs has executed an authorization letter to authorize AM Technology to exercise certain of its rights, including voting rights, the rights to enter into legal documents and the rights to transfer any or all of its equity interest in the VIEs. Such authorization letters will remain effective during the operating periods of the VIEs. The authorization is effective for ten years and such term is renewed upon its expiry at AM Technology’s sole discretion.

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

Amounts Due to BEMC

We assigned concession rights of certain media resources to BEMC, our joint venture with China Eastern Media Corporation, Ltd. As of December 31, 2013, we did not have amount due to BEMC as the deposits received for publishing advertisement.

Amounts Due from BEMC

As of December 31, 2013, we had $0.19 million due from BEMC as the uncollected advertising revenue earned from BEMC.

Transactions with BEMC

In 2013, we earned $0.68 million of advertising revenue from BEMC.

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

Legal Proceedings

We are not currently a party to, nor are we aware of, any legal proceeding, investigation or claim which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations. We may become subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time.

Dividend Policy

We have never declared or paid any dividends, nor do we have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Our board of directors has discretion in deciding whether to distribute dividends subject to applicable laws. Even if our board of directors decides to pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors.

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

Annual Market Prices	High	Low
Year 2009	9.26	3.80
Year 2010	8.90	2.83
Year 2011	7.60	2.10
Year 2012	4.01	1.33
Year 2013	3.20	1.50

Quarterly Market Prices

Second Quarter 2013	2.06	1.50
Third Quarter 2013	1.89	1.68
Fourth Quarter 2013	3.20	1.55
First Quarter 2014	2.47	1.70

Monthly Market Prices
October 2013	3.20	1.66
November 2013	1.89	1.58
December 2013	2.23	1.55
January 2014	2.93	1.92
February 2014	2.66	1.90
March 2014	3.24	1.96
April 2014 (until April 24, 2014)	2.46	1.96

B.	Plan of Distribution

Not applicable.

C.	Markets

See our disclosures above under “Offer and Listing Details.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The following are summaries of material terms and provisions of our amended and restated memorandum and articles of association and the Companies Law (2013 Revision) of the Cayman Islands, or the Companies Law, insofar as they relate to the material terms of our ordinary shares. This summary is not complete, and you should read our amended and restated memorandum and articles of association, which has been filed as Exhibit 99.3 to our Form 6-K (File No. 001-33765) filed with the SEC on December 10, 2009, and the amendment thereto, which has been filed as Exhibit 99.2 to our Form 6-K (File No. 001-33765) filed with the SEC on June 27, 2013.

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

Variations of Rights of Shares

All or any of the special rights attached to any class of shares may, subject to the provisions of our articles of association be varied either with the written consent of the holders of a majority of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements.

See “— H. Documents on Display.”

C.	Material Contracts

In May 2013, several entities affiliated with AirMedia, including Beijing GreatView Media Advertising Co., Ltd. or GreatView Media, the primary operating entity of our gas station media network, and its current shareholders, entered into an investment agreement with Elec-Tech International Co., Ltd., or Elec-Tech. Pursuant to the investment agreement, Elec-Tech agreed to invest RMB640 million (US$104 million) to purchase ordinary shares representing approximately 21.27% of the equity interest of GreatView Media. After the completion of the transaction, AirMedia controls 61.41% of the equity interest of GreatView Media. As of December 31, 2013, GreatView Media purchased 1,000 sets of LED screens from Elec-Tech. As of March 31, 2014, we have installed more than 300 LED screens in six cities. We intend to install more screens to further develop our existing gas station media network.

In May 2013, Shengshi Lianhe entered into a joint venture agreement with Guangzhou Daozheng Advertising Co., Ltd. to establish a joint venture, Guangzhou Meizheng Advertising Co., Ltd. to operate tablet device advertisements on board the high speed trains on the Wuhan-Guangzhou and Guangzhou-Shenzhen-Hong Kong lines. Guangzhou Daozheng Advertising Co., Ltd. transferred to the joint venture the concession rights to operate such advertisement businesses for the period from September 1, 2012 to August 31, 2018. Shengshi Lianhe holds 54% while Guangzhou Daozheng Advertising Co., Ltd. holds 46% of the equity interest in the joint venture. The joint venture was set to exist for 30 years.

In September 2013, we entered into an equity swap agreement with N-S Digital, under which we exchanged our 50% holding in Beijing Shibo for the 50% equity interest in Beijing Xinghe held by N-S Digital. The two joint venture agreements that were entered into in February and March 2012 to establish Beijing Shibo and Beijing Xinghe were terminated at the same time.

In October 2013, AirMedia Group Co., Ltd., or AM Advertising, one of our consolidated affiliated entities, entered into a strategic alliance agreement with HNA Xinhua Culture Holding Group Co., Ltd., or HNA Culture, a subsidiary of HNA Group, to form an industry development fund of in-flight internet, or the Fund, to explore the opportunity of in-flight internet service and in-air multimedia platform. Such arrangement will include the establishment of a fund management company, or the Joint Fund Management Company, by AM Advertising and HNA Culture each holding 50% of the equity interest therein. The Joint Fund Management Company will act as the general partner for the Fund. HNA Culture will be responsible for obtaining exclusive rights to develop and operate in-flight internet service and in-air multimedia platform from member airlines of HNA Group. In a power of attorney, HNA Group authorized HNA Culture to act as the exclusive general coordinator for HNA Group’s in-flight connectivity project, with full authority to coordinate with all member airlines of HNA Group, HNA Technik, equipment providers and satellite service providers in setting up in-flight internet connectivity for HNA Group-operated airplanes. HNA Group recognizes the documents executed by HNA Culture on behalf of HNA Group in relation to the Fund and the Joint Fund Management Company, including the strategic alliance agreement, as within the scope of such authorization.

AM Advertising will act as a limited partner, primarily in charge of fundraising and capital contribution for the Fund. The Fund has a planned fund raising target of approximately RMB1,000 million, to be adjusted according to the Fund’s operational needs. AM Advertising alone commits to invest no less than 40% of the total targeted fund size in the Fund and to provide the remaining portion of the total targeted fund size if it cannot secure other limited partners. The first round of fund raising for the Fund was originally expected to be RMB400 million, and AM Advertising commits to invest no less than 60% in the first round. Due to changes in business needs since the entering into of the strategic alliance agreement, the parties are currently under discussion to adjust the size and timetable of the fundraising.

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

United States Federal Income Taxation

The following is a summary of the material U.S. federal income tax considerations relating to the acquisition, ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that will acquire our ADSs or ordinary shares and will hold our ADSs or ordinary shares as "capital assets" (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This summary is based upon existing U.S. federal tax law as of the date hereof, which is subject to differing interpretations or change, possibly with retroactive effect. This summary does not discuss all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, partnerships and their partners, and tax-exempt organizations (including private foundations)), holders who are not U.S. Holders, holders who own (directly, indirectly or constructively) 10% or more of our voting stock, holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation, investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, traders in securities that have elected the mark-to-market method of accounting for their securities or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any alternative minimum tax, state, local or non-U.S. tax considerations or the Medicare tax. Each U.S. Holder is urged to consult with its tax advisor regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations of an investment in our ADSs or ordinary shares.

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

Passive Foreign Investment Company Considerations

Although we do not believe that we were classified as a PFIC, for U.S. federal income tax purposes, for the taxable year ended December 31, 2013, there is a significant risk that we will become a PFIC for our current taxable year ending December 31, 2014 and future taxable years unless our share value increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of non-passive income. In general, we will be classified as a PFIC for any taxable year if either (i) 75 percent or more of our gross income for such year is passive income or (ii) 50 percent or more of the average quarterly value of our assets (as generally determined on the basis of fair market value) produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are generally classified as passive and goodwill and other unbooked intangibles associated with active business activities may generally be classified as non-passive. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25 percent (by value) of the stock. Although the law in this regard is unclear, we treat the VIEs as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operations of such entities but also because we are entitled to substantially all of the economic benefits associated with such entities, and, as a result, we consolidate such entity's' operating results in our consolidated financial statements. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given with respect to our PFIC status for any taxable year.

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

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds ADSs or ordinary shares, and unless a mark-to-market election (as described below) is made, a U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make (which generally means any distribution received in a taxable year that is greater than 125 percent of the average annual distributions received in the three preceding taxable years or such U.S. Holder's holding period for the ADSs or ordinary shares, if shorter), and (ii) any gain realized on the sale or other disposition, including a pledge, of our ADSs or ordinary shares. Under the PFIC rules:

•	such excess distribution or gain will be allocated ratably over the U.S. Holder's holding period for the ADSs or ordinary shares;

•	such amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we are classified as a PFIC (a “pre-PFIC year”) will be taxable as ordinary income;

•	such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to such U.S. Holder for that year; and

•	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

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

If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. Each U.S. Holder is urged to consult its tax advisor concerning the United States federal income tax consequences of purchasing, holding and disposing ADSs or ordinary shares if we are or become a PFIC, including the possibility of making a mark-to-market election, the “deemed sale” and “deemed dividend” elections.

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

Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information to the IRS relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds US$50,000 (or a higher dollar amount prescribed by the IRS), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a United States financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the IRS and fails to do so.

In addition, U.S. Holders may be subject to backup withholding and information reporting to the IRS with respect to dividends on and proceeds from the sale or other disposition of our ADSs or ordinary shares. Each U.S. Holder is advised to consult with its tax advisor regarding the application of the United States information reporting rules to their particular circumstances.

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

We will furnish JPMorgan Chase Bank, N. A., the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

In accordance with Nasdaq Stock Market Rule 5250(d), we will post this annual report on Form 20-F on our website at http://www.airmedia.net.cn. In addition, we will provide hardcopies of our annual report free of charge to shareholders and ADS holders upon request.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We have not used derivative financial instruments in our investment portfolio. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates. A hypothetical 1% decrease in interest rates would have resulted in a decrease of approximately $0.7 million in our interest income for the year ended December 31, 2013.

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

To the extent that we need to convert our U.S. dollar-denominated assets into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on RMB amount we receive from the conversion. A hypothetical 10% decrease in the exchange rate of the U.S. dollar against RMB would have resulted in a decrease of $0.05 million in the value of our U.S. dollar-denominated financial assets at December 31, 2013. Conversely, if we decide to convert our RMB-denominated cash amounts into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to us.

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

Fees and Charges Our ADS holders May Have to Pay

JPMorgan Chase Bank, N. A., the depositary of our ADS program, collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

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

For the year ended December 31, 2013, we received $285,761 from the depositary as reimbursement for our expenses incurred and recognized $539,000 as other income in our consolidated statements of operations, and the depositary waived an estimated nil in servicing fees for ongoing program maintenance.

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

As of December 31, 2013, the net proceeds from our initial public offering have been used as follows:

•	approximately $106.1 million for the purchase of digital displays and other equipment and the construction of gas station media platforms;

•	approximately $24.8 million for share repurchases; and

•	approximately $8.4 million for the purchase of long-term investments.

•	approximately $29.7 million for business acquisition and the purchase of intangible assets.

In 2014, we expect to use the net proceeds received from our initial public offering as follows:

•	approximately $3.4 million to fund capital expenditure.

ITEM 15.	CONTROLS AND PROCEDURES

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

Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act) at December 31, 2013. Based on that evaluation, our chief executive officer and chief financial officer concluded that, as of that date, our disclosure controls and procedures required by paragraph (b) of Rules 13a-15 or 15d-15 were effective.

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

Our management, including our chief executive officer and chief financial officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2013. In making this assessment, management used the criteria set forth in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on our assessment, our management has concluded that our internal control over financial reporting was effective at December 31, 2013.

Report of the Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of AirMedia Group Inc.:

We have audited the internal control over financial reporting of AirMedia Group Inc. (the “Company”), its subsidiaries, its variable interest entity (“VIEs”) and its VIEs' subsidiaries (collectively, the “Group”) as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States),the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2013 of the Group and our report dated April 25, 2014 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

April 25, 2014

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Conor Chia-hung Yang, a member of our audit committee, is an audit committee financial expert. Conor Chia-hung Yang is an independent director as defined by the rules and regulations of the NASDAQ Stock Market LLC and under Rule 10A-3 under the Exchange Act.

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

	Fiscal Year Ended December 31,
	2012	2013
Audit Fees	$1,331,890	$1,288,775
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	51,215	71,994
TOTAL	$1,383,105	$1,360,769

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

On March 21, 2011, our board of directors authorized the repurchase of up to $20 million of our outstanding ADSs within two years from March 21, 2011. Subsequently, our board of directors approved to increase the size of our share repurchase program to $40 million from $20 million and to extend the date of the share repurchase program to March 20, 2014. The following tables set forth information about our repurchases made under this share repurchase program in the year ended December 31, 2013.

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs

January 1, 2013 to January 31, 2013	396,242	1.17	10,464,350	24,966,114

February 1, 2013 to February 28, 2013	42,336	1.15	10,506,686	24,917,409

March 1, 2013 to March 31, 2013	180,000	0.93	10,686,686	24,749,559

April 1, 2013 to April 30, 2013	656,858	0.92	11,343,544	24,142,118

May 1, 2013 to May 31, 2013	301,812	0.95	11,645,356	23,856,362

June 1, 2013 to June 30, 2013	681,624	0.92	12,326,980	23,231,558

July 1, 2013 to July 31, 2013	159,378	0.92	12,486,358	23,084,658

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
August 1, 2013 to August 31, 2013	-	-	12,486,358	23,084,658

September 1, 2013 to September 30, 2013	-	-	12,486,358	23,084,658

October 1, 2013 to October 31, 2013	-	-	12,486,358	23,084,658

November 1, 2013 to November 30, 2013	155,100	2.03	12,641,458	22,769,646

December 1, 2013 to December 31, 2013	423,400	0.44	13,064,858	22,584,659

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

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

Maples and Calder, our Cayman Islands counsel, has provided a letter to the NASDAQ Stock Market certifying that under Cayman Islands law, we are not required to hold annual shareholder meetings. We held annual meetings in 2013. No annual meeting was held in 2011 or 2012. We may hold additional annual shareholder meetings in the future if there are significant issues that require shareholder approval.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The full text of our audited consolidated financial statements begins on page F-1 of this annual report.

ITEM 19.	EXHIBITS

Exhibit No.	Description

1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 99.3 to Form 6-K (File No. 001-33765) filed on December 10, 2009)

1.2	Amendment to Amended and Restated Memorandum and Articles of Association approved by the annual general shareholders meeting on July 18, 2013 (incorporated by reference to Exhibit 99.2 to Form 6-K (File No. 001-33765) filed on June 27, 2013)

2.1	Registrant's Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

2.2	Form of Deposit Agreement among the Company, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 to Registration Statement on Form F-1 (File No. 333- 146825), as amended, initially filed on October 19, 2007)

2.3	Amended and Restated Shareholders' Agreement originally dated as of June 7, 2007, as amended and restated on September 27, 2007, among the Company and Shareholders (incorporated by reference to Exhibit 4.4 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.1	Amended and Restated 2007 Share Incentive Plan (incorporated by reference to Exhibit 99.2 to Form 6-K filed on December 10, 2009)

4.2	2012 Share Incentive Plan. (incorporated by reference to Exhibit 4.3 to Registration Statement on Form S-8 (File No. 333-187442) filed on March 22, 2013)

4.3	Form of Employment Agreement between the Company and an Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 to Registration Statement on Form F-1 (File No. 333- 146825), as amended, initially filed on October 19, 2007)

4.4	Form of Employment Agreement between the Company and an Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 to Registration Statement on Form F-1 (File No. 333- 146825), as amended, initially filed on October 19, 2007)

4.5	Investment Framework Agreement dated October 18, 2005, as amended on September 27, 2007, among Man Guo, Qing Xu and CDH China Management Company Limited (incorporated by reference to Exhibit 10.4 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.6	English Translation of Business Cooperation Agreement dated June 14, 2007 between Beijing Shengshi Lianhe Advertising Co., Ltd. and AirTV United Media & Culture Co., Ltd. (incorporated by reference to Exhibit 10.9 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.7	English Translation of Amended Power of Attorneys dated November 28, 2008 from each of the shareholders of Beijing Shengshi Lianhe Advertising Co., Ltd. (incorporated by reference to Exhibit 4.11 to Annual Report on Form 20-F filed on April 28, 2009)

4.8	English Translation of Amended and Restated Technology Development Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing Shengshi Lianhe Advertising Co., Ltd. (incorporated by reference to Exhibit 10.12 to Registration Statement on Form F-1 (File No. 333- 146825), as amended, initially filed on October 19, 2007)

4.9	English Translation of Supplementary Agreement dated November 30, 2007 to the Amended and Restated Technology Development Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing Shengshi Lianhe Advertising Co., Ltd. (incorporated by reference to Exhibit 10.1 to Annual Report on Form 20-F filed on April 30, 2008)

4.10	English Translation of Amended and Restated Technology Support and Service Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing Shengshi Lianhe Advertising Co., Ltd. (incorporated by reference to Exhibit 10.13 to Registration Statement on Form F-1 (File No. 333- 146825), as amended, initially filed on October 19, 2007)

Exhibit No.	Description

4.11	English Translation of Supplementary Agreement dated November 30, 2007 to the Amended and Restated Technology Support and Service Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing Shengshi Lianhe Advertising Co., Ltd. (incorporated by reference to Exhibit 10.2 to Annual Report on Form 20-F filed on April 30, 2008)

4.12	English Translation of Amended and Restated Equity Pledge Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing Shengshi Lianhe Advertising Co., Ltd. and the shareholders of Beijing Shengshi Lianhe Advertising Co., Ltd. (incorporated by reference to Exhibit 10.14 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.13	English Translation of Supplementary Agreement dated November 28, 2008 to the Amended and Restated Equity Pledge Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing Shengshi Lianhe Advertising Co., Ltd. and the shareholders of Beijing Shengshi Lianhe Advertising Co., Ltd. (incorporated by reference to Exhibit 4.17 to Annual Report on Form 20-F filed on April 28, 2009)

4.14	English Translation of Amended and Restated Call Option Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing Shengshi Lianhe Advertising Co., Ltd. and the shareholders of Beijing Shengshi Lianhe Advertising Co., Ltd. (incorporated by reference to Exhibit 10.15 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.15	English Translation of Supplementary Agreement dated November 28, 2008 to the Amended and Restated Call Option Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing Shengshi Lianhe Advertising Co., Ltd. and the shareholders of Beijing Shengshi Lianhe Advertising Co., Ltd. (incorporated by reference to Exhibit 4.19 to Annual Report on Form 20-F filed on April 28, 2009)

4.16	English Translation of Amended Power of Attorneys dated November 28, 2008 from the shareholders of Beijing AirMedia Advertising Co., Ltd. (Beijing AirMedia Advertising Co., Ltd. has undergone a corporate name change and is now known as AirMedia Group Co., Ltd.) (incorporated by reference to Exhibit 4.20 to Annual Report on Form 20-F filed on April 28, 2009)

4.17	English Translation of Amended and Restated Technology Development Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing AirMedia Advertising Co., Ltd. (incorporated by reference to Exhibit 10.17 to Registration Statement on Form F-1 (File No. 333- 146825), as amended, initially filed on October 19, 2007)

4.18	English Translation of Supplementary Agreement dated November 30, 2007 to the Amended and Restated Technology Development Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing AirMedia Advertising Co., Ltd. (incorporated by reference to Exhibit 10.3 to Annual Report on Form 20-F filed on April 30, 2008)

4.19	English Translation of Amended and Restated Technology Support and Service Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing AirMedia Advertising Co., Ltd. (incorporated by reference to Exhibit 10.18 to Registration Statement on Form F-1 (File No. 333- 146825), as amended, initially filed on October 19, 2007)

4.20	English Translation of Supplementary Agreement dated November 30, 2007 to the Amended and Restated Technology Support and Service Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing AirMedia Advertising Co., Ltd. (incorporated by reference to Exhibit 10.4 to Annual Report on Form 20-F filed on April 30, 2008)

4.21	English Translation of Amended and Restated Equity Pledge Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia Advertising Co., Ltd. and the shareholders of Beijing AirMedia Advertising Co., Ltd. (incorporated by reference to Exhibit 10.19 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.22	English Translation of Supplementary Agreement No. 1 dated June 19, 2008 to the Amended and Restated Equity Pledge Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia Advertising Co., Ltd. and the shareholders of Beijing AirMedia Advertising Co., Ltd. (incorporated by reference to Exhibit 4.26 to Annual Report on Form 20-F filed on April 28, 2009)

4.23	English Translation of Supplementary Agreement No. 2 dated November 28, 2008 to the Amended and Restated Equity Pledge Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia Advertising Co., Ltd. and the shareholders of Beijing AirMedia Advertising Co., Ltd. (incorporated by reference to Exhibit 4.27 to Annual Report on Form 20-F filed on April 28, 2009)

4.24	English Translation of Amended and Restated Call Option Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia Advertising Co., Ltd. and the shareholders of Beijing AirMedia Advertising Co., Ltd. (incorporated by reference to Exhibit 10.20 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.25	English Translation of Supplementary Agreement No. 1 dated June 19, 2008 to the Amended and Restated Call Option Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia Advertising Co., Ltd. and the shareholders of Beijing AirMedia Advertising Co., Ltd. (incorporated by reference to Exhibit 4.29 to Annual Report on Form 20-F filed on April 28, 2009)

Exhibit No.	Description

4.26	English Translation of Supplementary Agreement No. 2 dated November 28, 2008 to the Amended and Restated Call Option Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia Advertising Co., Ltd. and the shareholders of Beijing AirMedia Advertising Co., Ltd. (incorporated by reference to Exhibit 4.30 to Annual Report on Form 20-F filed on April 28, 2009)

4.27	English Translation of Supplementary Agreement dated November 28, 2008 to the Loan Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd. and Guo Man, a shareholder of Beijing AirMedia Advertising Co., Ltd. (incorporated by reference to Exhibit 4.31 to Annual Report on Form 20-F filed on April 28, 2009)

4.28	English Translation of Amended Power of Attorneys dated November 28, 2008 from the shareholders of Beijing AirMedia UC Advertising Co., Ltd. (incorporated by reference to Exhibit 4.32 to Annual Report on Form 20-F filed on April 28, 2009)

4.29	English Translation of Technology Development Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing AirMedia UC Advertising Co., Ltd. (incorporated by reference to Exhibit 10.22 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.30	English Translation of Supplementary Agreement dated November 30, 2007 to the Amended and Restated Technology Development Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing AirMedia UC Advertising Co., Ltd. (incorporated by reference to Exhibit 10.5 to Annual Report on Form 20-F filed on April 30, 2008)

4.31	English Translation of Technology Support and Service Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing AirMedia UC Advertising Co., Ltd. (incorporated by reference to Exhibit 10.23 to Registration Statement on Form F-1 (File No. 333- 146825), as amended, initially filed on October 19, 2007)

4.32	English Translation of Supplementary Agreement dated November 30, 2007 to the Amended and Restated Technology Support and Service Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing AirMedia UC Advertising Co., Ltd. (incorporated by reference to Exhibit 10.6 to Annual Report on Form 20-F filed on April 30, 2008)

4.33	English Translation of Equity Pledge Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia UC Advertising Co., Ltd. and the shareholders of Beijing AirMedia UC Advertising Co., Ltd. (incorporated by reference to Exhibit 10.24 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.34	English Translation of Supplementary Agreement dated November 28, 2008 to the Equity Pledge Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia UC Advertising Co., Ltd. and the shareholders of Beijing AirMedia UC Advertising Co., Ltd. (incorporated by reference to Exhibit 4.38 to Annual Report on Form 20-F filed on April 28, 2009)

4.35	English Translation of Call Option Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia UC Advertising Co., Ltd. and the shareholders of Beijing AirMedia UC Advertising Co., Ltd. (incorporated by reference to Exhibit 10.25 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.36	English Translation of Supplementary Agreement dated November 28, 2008 to the Call Option Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia UC Advertising Co., Ltd. and the shareholders of Beijing AirMedia UC Advertising Co., Ltd. (incorporated by reference to Exhibit 4.40 to Annual Report on Form 20-F filed on April 28, 2009)

4.37	English Translation of Supplementary Agreement dated October 31, 2008 among AirMedia Technology (Beijing) Co., Ltd. and the shareholders of Beijing AirMedia UC Advertising Co., Ltd., supplementing the original Loan Agreement dated January 1, 2007 (incorporated by reference to Exhibit 4.41 to Annual Report on Form 20-F filed on April 28, 2009)

4.38	English Translation of Power of Attorneys dated April 1, 2008 from each of the shareholders of Beijing Yuehang Digital Media Advertising Co., Ltd. (incorporated by reference to Exhibit 4.42 to Annual Report on Form 20-F filed on April 28, 2009)

4.39	English Translation of Technology Development Agreement dated April 1, 2008 between AirMedia Technology (Beijing) Co., Ltd. and Beijing Yuehang Digital Media Advertising Co., Ltd. (incorporated by reference to Exhibit 4.43 to Annual Report on Form 20-F filed on April 28, 2009)

4.40	English Translation of Technology Support and Service Agreement dated April 1, 2008 between AirMedia Technology (Beijing) Co., Ltd. and Beijing Yuehang Digital Media Advertising Co., Ltd. (incorporated by reference to Exhibit 4.44 to Annual Report on Form 20-F filed on April 28, 2009)

4.41	English Translation of Supplementary Agreement dated June 25, 2008 to the Technology Support and Service Agreement dated April 1, 2008 between AirMedia Technology (Beijing) Co., Ltd. and Beijing Yuehang Digital Media Advertising Co., Ltd. (incorporated by reference to Exhibit 4.45 to Annual Report on Form 20-F filed on April 28, 2009)

Exhibit No.	Description

4.42	English Translation of Equity Pledge Agreement dated April 1, 2008 among AirMedia Technology (Beijing) Co., Ltd., Beijing Yuehang Digital Media Advertising Co., Ltd. and the shareholders of Beijing Yuehang Digital Media Advertising Co., Ltd. (incorporated by reference to Exhibit 4.46 to Annual Report on Form 20-F filed on April 28, 2009)

4.43	English Translation of Call Option Agreement dated April 1, 2008 among AirMedia Technology (Beijing) Co., Ltd., Beijing Yuehang Digital Media Advertising Co., Ltd. and the shareholders of Beijing Yuehang Digital Media Advertising Co., Ltd. (incorporated by reference to Exhibit 4.47 to Annual Report on Form 20-F filed on April 28, 2009)

4.44	Share Purchase Agreement dated July 4, 2008 among the Registrant, First Reach Holdings Limited and Excel Lead International Limited (incorporated by reference to Exhibit 4.48 to Annual Report on Form 20- F filed on April 28, 2009)

4.45	English Translation of Supplementary Agreement No. 2 to Call Option Agreement dated May 27, 2010 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia UC Advertising Co., Ltd. and the shareholders of Beijing AirMedia UC Advertising Co., Ltd. (incorporated by reference to Exhibit 4.45 to Annual Report on Form 20-F filed on May 28, 2010)

4.46	English Translation of Supplementary Agreement No. 2 to the Equity Pledge Agreement dated May 27, 2010 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia UC Advertising Co., Ltd. and the shareholders of Beijing AirMedia UC Advertising Co., Ltd. (incorporated by reference to Exhibit 4.46 to Annual Report on Form 20-F filed on May 28, 2010)

4.47

Framework Cooperation Agreement (English summary), by and between AirMedia Group Co., Ltd. and Beijing Super TV Co., Ltd

(incorporated by reference to Exhibit 4.47 to Annual Report on Form 20-F filed on April 30, 2012)

4.48	Supplementary Agreement to Framework Cooperation Agreement (English summary), by and among AirMedia Group Co., Ltd., Beijing Super TV Co., Ltd and Beijing N-S Digital TV Co., Ltd. (incorporated by reference to Exhibit 4.48 to Annual Report on Form 20-F filed on April 30, 2012)

4.49	2011 Share Incentive Plan (incorporated by reference to Exhibit 4.49 to Annual Report on Form 20-F filed on April 30, 2012)

4.50*	English summary of Investment Agreement, dated May 12, 2013, by and among Elec-Tech International Co., Ltd., Beijing AirMedia UC Advertising Co., Ltd. and Beijing Zhongshi Aoyou Advertising Co., Ltd.

4.51*	English summary of Cooperation Agreement for the Establishment of Advertising Company, dated May 2013, by and between Beijing Shengshi Lianhe Advertising Co., Ltd., and Guangzhou Daozheng Advertising Co., Ltd.

4.52*	English summary of Equity Swap Agreement, dated September 29, 2013, by and between Beijing N-S Digital TV Co., Ltd. and AirMedia Group Co., Ltd.

4.53*	English summary of Strategic Alliance Agreement, dated October 28, 2013, by and between HNA Xinhua Culture Holding Group Co., Ltd. and AirMedia Group Co., Ltd.

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

8.1*	List of the Registrant’s subsidiaries

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certifications by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certifications by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

15.2*	Consent of Commerce & Finance Law Offices

15.3*	Consent of Maples and Calder

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith
**	Furnished with this annual report on Form 20-F

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 25, 2014	AIRMEDIA GROUP INC.

/s/ Herman Man Guo
Herman Man Guo
Chairman and Chief Executive Officer

AirMedia GROUP INC.

Report of Independent Registered Public Accounting Firm
and Consolidated Financial Statements
For the years ended December 31, 2011, 2012 and 2013

AirMedia GROUP INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CONTENTS	PAGE(S)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-1

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2012 AND 2013	F-2

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013	F-3

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013	F-4

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013	F-5

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013	F-6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	F-7~F-52

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I	F-53~F-58

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF AIRMEDIA GROUP INC.

We have audited the accompanying consolidated balance sheets of AirMedia Group Inc. (the "Company"), its subsidiaries, its variable interest entities (the "VIEs") and its VIEs' subsidiaries (collectively the "Group") as of December 31, 2012 and 2013 and the related consolidated statements of operations, comprehensive income/(loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2013 and related financial statement schedule included in Schedule I. These consolidated financial statements and financial statement schedule are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2012 and 2013, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group's internal control over financial reporting as of December 31, 2013, based on the criteria established Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 25, 2014 expressed an unqualified opinion on the Group's internal control over financial reporting.

Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People's Republic of China

April 25, 2014

AirMedia GROUP INC.

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars in thousands, except share related data)

	As of December 31,
	2012	2013
Assets
Current assets:
Cash	$73,634	$59,652
Restricted cash	8,026	10,366
Short-term investment	44,622	42,949
Accounts receivable, net of allowance for doubtful accounts of $4,609 and $7,221 as of December 31, 2012 and 2013, respectively	101,222	107,529
Notes receivable	-	1,901
Prepaid concession fees	20,759	29,307
Other current assets	9,788	20,437
Amount due from related parties	1,310	187
Deferred tax assets - current	2,064	2,776
Total current assets	261,425	275,104
Property and equipment, net	45,930	36,084
Prepaid equipment costs	-	49,415
Long-term investments	4,337	7,829
Long-term deposits	22,307	20,497
Deferred tax assets - non-current	8,347	11,755
Acquired intangible assets, net	1,521	1,446
Other non-current assets	-	661
TOTAL ASSETS	343,867	402,791

Liabilities
Current liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to AirMedia Group Inc. $71,045 and $75,182 as of December 31, 2012 and 2013, respectively)	72,895	81,157
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to AirMedia Group Inc. $8,716 and $8,016 as of December 31, 2012 and 2013, respectively)	10,999	10,883
Deferred revenue (including deferred revenue of the consolidated variable interest entities without recourse to AirMedia Group Inc. $18,596 and $17,374 as of December 31, 2012 and 2013, respectively)	18,602	17,380
Income tax payable (including income tax payable of the consolidated variable interest entities without recourse to AirMedia Group Inc. $169 and $455 as of December 31, 2012 and 2013, respectively)	1,109	1,667
Amounts due to related parties (including amounts due to related parties of the consolidated variable interest entities without recourse to AirMedia Group Inc. $447 and nil as of December 31, 2012 and 2013, respectively)	447	-
Total current liabilities	104,052	111,087

Non-current liabilities:
Deferred tax liabilities - non-current (including deferred tax liabilities - non-current of the consolidated variable interest entities without recourse to AirMedia Group Inc. $380 and $361 as of December 31, 2012 and 2013, respectively)	380	361
Total liabilities	104,432	111,448

Commitments and contingencies (Note 22 and Note 23)
Equity
Ordinary shares ($0.001 par value; 900,000,000 shares authorized in 2012 and 2013; 127,662,057 shares and 127,662,057 shares issued as of December 31, 2012 and 2013, respectively; 122,112,485 shares and 119,134,135 shares outstanding as of December 31, 2012 and 2013, respectively)	128	128
Additional paid-in capital	278,652	313,912
Treasury stock (5,549,572 and 8,527,922 shares as of December 31, 2012 and 2013, respectively)	(7,035)	(9,860)
Statutory reserves	10,144	10,968
Accumulated deficits	(72,961)	(84,411)
Accumulated other comprehensive income	32,948	40,229
Total AirMedia Group Inc.'s shareholders' equity	241,876	270,966

Non-controlling interests	(2,441)	20,377
Total equity	239,435	291,343
TOTAL LIABILITIES AND EQUITY	$343,867	$402,791

The accompanying notes are an integral part of these consolidated financial statements.

AirMedia GROUP INC.

CONSOLIDATED statements of operations

(In U.S. dollars in thousands, except share related data)

	For the years ended December 31,
	2011	2012	2013
Revenues	$277,821	$292,965	$276,516
Business tax and other sales tax	(7,197)	(6,223)	(4,250)

Net revenues	270,624	286,742	272,266
Cost of revenues	244,470	250,606	244,673

Gross profit	26,154	36,136	27,593

Operating expenses:
Selling and marketing (including share-based compensation of $1,422, $859 and nil in 2011, 2012 and 2013, respectively)	18,238	17,995	20,069
General and administrative (including share-based compensation of $3,192, $2,643 and $1,251 in 2011, 2012 and 2013, respectively)	22,004	21,842	25,723
Impairment of intangible assets	656	9,583	-
Impairment of goodwill	1,003	20,611	-

Total operating expenses	41,901	70,031	45,792

Loss from operations	(15,747)	(33,895)	(18,199)
Interest income	1,242	1,355	1,213
Other income, net	1,848	2,770	3,822

Loss before income taxes and share of loss on equity method investments	(12,657)	(29,770)	(13,164)
Income tax (expenses)/benefits	(266)	(2,493)	1,713

Loss before share of loss on equity method investments	(12,923)	(32,263)	(11,451)
Share of income/(loss) on equity method investments	243	22	(69)
Net loss	(12,680)	(32,241)	(11,520)
Less: Net (loss)/income attributable to non-controlling interests	(3,084)	487	(894)
Net loss attributable to AirMedia Group Inc.'s shareholders	(9,596)	(32,728)	(10,626)
Net loss attributable to AirMedia Group Inc.'s shareholders per ordinary share - basic	$(0.07)	$(0.26)	$(0.09)
Net loss attributable to AirMedia Group Inc.'s shareholders per ordinary share - diluted	$(0.07)	$(0.26)	$(0.09)
Weighted average shares used in calculating net loss per ordinary share - basic	129,537,955	124,269,245	120,386,635
Weighted average shares used in calculating net loss per ordinary share - diluted	129,537,955	124,269,245	120,386,635

The accompanying notes are an integral part of these consolidated financial statements.

AirMedia GROUP INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(In U.S. dollars in thousands)

	For the years ended December 31,
	2011	2012	2013
Net loss	$(12,680)	$(32,241)	$(11,520)
Other comprehensive income, net of tax:
Change in cumulative foreign currency translation adjustment	12,327	2,144	7,582

Comprehensive loss	(353)	(30,097)	(3,938)
Less: comprehensive (loss)/income attributable to non-controlling interest	(3,138)	417	(593)

Comprehensive income/(loss) attributable to AirMedia Group Inc.'s shareholders	$2,785	$(30,514)	$(3,345)

The accompanying notes are an integral part of these consolidated financial statements.

AirMedia GROUP INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In U.S. dollars in thousands, except share data)

	AirMedia Group Inc.'s shareholder's equity
							Accumulated	Total
							other	AirMedia Group
	Ordinary shares		Additional	Treasury	Statutory	Accumulated	comprehensive	Inc.'s shareholders'	Non-controlling	Total
	Shares	Amount	paid-in capital	stock	reserves	deficits	income	equity	interests	equity

Balance as of January 1, 2011	131,905,011	$132	$277,676	$-	$7,671	$(28,164)	$18,353	$275,668	$1,048	$276,716
Ordinary shares issued for share based compensation	138,416	-	229	-	-	-	-	229	-	229
Share repurchase	(4,381,370)	(4)	(7,369)	-	-	-	-	(7,373)	-	(7,373)
Share repurchase as treasury stock	(2,414,460)	-	-	(3,775)	-	-	-	(3,775)	-	(3,775)
Provision for statutory reserve	-	-	-	-	378	(378)	-	-	-	-
Share-based compensation	-	-	4,614	-	-	-	-	4,614	-	4,614
Foreign currency translation adjustment	-	-	-	-	-	-	12,381	12,381	(54)	12,327
Net loss	-	-	-	-	-	(9,596)	-	(9,596)	(3,084)	(12,680)

Balance as of December 31, 2011	125,247,597	$128	$275,150	$(3,775)	$8,049	$(38,138)	$30,734	$272,148	$(2,090)	$270,058

Ordinary shares issued for share based compensation	137,166	-	-	161	-	-	-	161	-	161
Share repurchase as treasury stock	(3,272,278)	-	-	(3,421)	-	-	-	(3,421)	-	(3,421)
Provision for statutory reserve	-	-	-	-	2,095	(2,095)	-	-	-	-
Share-based compensation	-	-	3,502	-	-	-	-	3,502	-	3,502
Foreign currency translation adjustment	-	-	-	-	-	-	2,214	2,214	(70)	2,144
Net loss	-	-	-	-	-	(32,728)	-	(32,728)	487	(32,241)
Dividends payable to minority shareholders of Flying Dragon	-	-	-	-	-	-	-	-	(768)	(768)

Balance as of December 31, 2012	122,112,485	$128	$278,652	$(7,035)	$10,144	$(72,961)	$32,948	$241,876	$(2,441)	$239,435

Ordinary shares issued for share based compensation	18,400	-	-	21	-	-	-	21	-	21
Share repurchase as treasury stock	(2,996,750)	-	-	(2,846)	-	-	-	(2,846)	-	(2,846)
Provision for statutory reserve	-	-	-	-	824	(824)	-	-	-	-
Share-based compensation	-	-	1,251	-	-	-	-	1,251	-	1,251
Foreign currency translation adjustment	-	-	-	-	-	-	7,281	7,281	301	7,582
Net loss	-	-	-	-	-	(10,626)	-	(10,626)	(894)	(11,520)
Capital contribution from non-controlling interests	-	-	39,825	-	-	-	-	39,825	20,384	60,209
Acquisition of non-controlling interests	-	-	(5,816)	-	-	-	-	(5,816)	3,027	(2,789)

Balance as of December 31, 2013	119,134,135	$128	$313,912	$(9,860)	$10,968	$(84,411)	$40,229	$270,966	$20,377	$291,343

The accompanying notes are an integral part of these consolidated financial statements.

AirMedia GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars in thousands)

	For the years ended December 31,
	2011	2012	2013
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(12,680)	$(32,241)	$(11,520)
Adjustments to reconcile net loss to net cash provided by operating activities:
Allowance for doubtful accounts	2,044	1,242	2,439
Depreciation and amortization	25,138	24,033	21,862
Share-based compensation	4,614	3,502	1,251
Share of (loss)/income on equity method investments	(243)	(22)	69
Loss on disposal of property and equipment	4,380	1,192	964
Impairment loss of loan receivable from a third party	-	-	1,562
Gain on sale/maturity of short-term investments	(1,040)	(2,023)	(1,888)
Impairment of intangible assets	656	9,583	-
Impairment of goodwill	1,003	20,611	-
Changes in assets and liabilities
Accounts receivable	(28,728)	(8,609)	(9,147)
Notes receivable	-	-	(1,874)
Prepaid concession fees	10,178	2,358	(7,830)
Other current assets	(3,705)	(3,147)	(3,945)
Long-term deposits	(499)	(7,033)	2,425
Other non-current assets	-	-	(651)
Amount due from related parties	169	(1,148)	1,144
Accounts payable	18,734	8,269	12,083
Accrued expenses and other current liabilities	1,555	(1,397)	217
Deferred revenue	(1,805)	6,586	(2,716)
Amount due to related parties	-	-	(454)
Deferred tax assets (liabilities), net	(1,319)	(1,831)	(3,972)
Income tax payable	(520)	305	518
Net cash provided by operating activities	17,932	20,230	537

CASH FLOWS FROM INVESTING ACTIVITIES:
Payment for contingent consideration in connection with a business combination	(2,966)	-	-
Purchase of property and equipment	(4,186)	(9,287)	(13,096)
Prepaid equipment costs	-	-	(56,996)
Proceeds from disposal of property and equipment	172	127	30
Net amount received (paid) upon settlement of short-term investment	1,040	(42,464)	4,769
Dividend received from equity method investee	-	-	686
Restricted cash	748	(1,580)	(2,076)
Purchase of long-term investments	-	(2,223)	(4,112)
Loan receivable from a third party	-	(1,579)	329
Net cash used in investing activities	(5,192)	(57,006)	(70,466)

CASH FLOWS FROM FINANCING ACTIVITIES:
Share repurchase	(7,373)	-	-
Cash paid for treasury stock	(3,775)	(3,421)	(2,846)
Capital contribution from non-controlling interests	-	-	59,438
Acquisition of non-controlling interests	-	-	(1,627)
Dividend paid to non-controlling interests	-	-	(675)
Proceeds from options exercised	229	161	21
Net cash (used in) provided by financing activities	(10,919)	(3,260)	54,311

Effect of exchange rate changes	4,408	936	1,636
Net increase/(decrease) in cash	6,229	(39,100)	(13,982)
Cash, at beginning of year	106,505	112,734	73,634
Cash, at end of year	$112,734	$73,634	$59,652

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income tax paid	$2,105	$4,016	$2,728

Fair value of property, equipment and other assets acquired in exchange of advertising services rendered and subsidiary's equity transferred	$2,823	$1,987	$50,305

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES:
Payable for purchase of property and equipment	$5,251	$5,679	$3,561
Dividend payable to non-controlling interests	$-	$663	$-

The accompanying notes are an integral part of these consolidated financial statements.

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

As of December 31, 2013, details of the Company's subsidiaries, VIEs and VIEs' subsidiaries are as follows:

	Date of		Percentage of
	incorporation/	Place of	legal
Name	acquisition	incorporation	ownership

Intermediate Holding Company:
Broad Cosmos Enterprises Ltd.	June 26, 2006	British Virgin Islands ("BVI")	100%

AirMedia International Limited ("AM International")	July 14, 2007	BVI	100%

AirMedia (China) Limited ("AM China")	August 5, 2005	Hong Kong	100%

Excel Lead International Limited ("Excel Lead")	August 1, 2008	BVI	100%

Dominant City Ltd. ("Dominant City")	July 1, 2009	BVI	100%

Easy Shop Ltd. ("Easy Shop")	January 1, 2010	BVI	100%

Glorious Star Investment Limited ("Glorious Star")	August 1, 2008	Hong Kong	100%

Subsidiaries:
AirMedia Technology (Beijing) Co., Ltd. ("AM Technology")	September 19, 2005	the PRC	100%

Shenzhen AirMedia Information Technology Co., Ltd. ("Shenzhen AM")	June 6, 2006	the PRC	100%

Xi'an AirMedia Chuangyi Technology Co., Ltd. ("Xi'an AM")	December 31, 2007	the PRC	100%

VIEs:
Beijing Shengshi Lianhe Advertising Co., Ltd. ("Shengshi Lianhe")	August 7, 2005	the PRC	N/A

AirMedia Group Co., Ltd. (Formerly Beijing AirMedia Advertising Co., Ltd.) ("AM Advertising")	November 22, 2005	the PRC	N/A

Beijing AirMedia UC Advertising Co., Ltd. ("AirMedia UC")	January 1, 2007	the PRC	N/A

Beijing Yuehang Digital Media Advertising Co., Ltd. ("AM Yuehang")	January 16, 2008	the PRC	N/A

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Introduction of the Group - continued

	Date of		Percentage of
	incorporation/	Place of	legal
Name	acquisition	incorporation	ownership

VIEs’ subsidiaries:
AirTV United Media & Culture Co., Ltd. ("AirTV United")	October 10, 2006	the PRC	N/A

Beijing AirMedia Film & TV Culture Co., Ltd. ("AM Film")	September 13, 2007	the PRC	N/A

Flying Dragon Media Advertising Co., Ltd. ("Flying Dragon")	August 1, 2008	the PRC	N/A

Wenzhou AirMedia Advertising Co., Ltd. ("AM Wenzhou")	October 17, 2008	the PRC	N/A

Beijing Weimei Lianhe Advertising Co., Ltd. ("Weimei Lianhe")	March 10, 2009	the PRC	N/A

Hainan Jinhui Guangming Media Advertising Co., Ltd. ("Hainan Jinhui")	June 23, 2009	the PRC	N/A

Beijing AirMedia Jiaming Film & TV Culture Co., Ltd. (Formerly Beijing Youtong Hezhong Advertising Media Co., Ltd.) ("AM Jiaming")	July 1, 2009	the PRC	N/A

Beijing AirMedia Advertising Co., Ltd. (Formly Beijing AirMedia Jinshi Advertising Co., Ltd.) ("AM Jinshi")	July 7, 2009	the PRC	N/A

Tianjin AirMedia Jinshi Advertising Co., Ltd. ("TJ Jinshi")	September 8, 2009	the PRC	N/A

Tianjin AirMedia Advertising Co., Ltd. ("TJ AM")	September 21, 2009	the PRC	N/A

AirMedia City (Beijing) Outdoor Advertising Co., Ltd. ("AM Outdoor")	January 1, 2010	the PRC	N/A

Beijing Dongding Gongyi Advertising Co., Ltd. ("Dongding")	February 1, 2010	the PRC	N/A

Beijing GreatView Media Advertising Co., Ltd. (Formerly Beijing Weimei Shengjing Media Advertising Co., Ltd.) ("GreatView Media")	April 28, 2011	the PRC	N/A

Beijing AirMedia Jinsheng Advertising Co., Ltd. ("AM Jinsheng")	April 28, 2011	the PRC	N/A

Guangzhou Meizheng Advertising Co., Ltd. ("Guangzhou Meizheng")	May 17, 2013	the PRC	N/A

Beijing AirMedia Tianyi Advertising Co., Ltd. ("AM Tianyi")	September 25, 2013	the PRC	N/A

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

One of the Company's subsidiary, AM China, the 100% shareholder of AM Technology and Xi'an AM, has been engaged in the advertising business in Hong Kong since September 2008. Since it has operated as an advertising business for more than three years, AM China and its subsidiaries may apply for the required licenses to provide advertising services in China.

The Group conducts substantially all of its activities through VIEs, i.e. Shengshi Lianhe, AM Advertising, AirMedia UC and AM Yuehang, and the VIEs' subsidiaries. The VIEs have entered into the following series of agreements with AM Technology:

•	Technology support and service agreement: AM Technology provides exclusive technology support and consulting services to the VIEs and in return, the VIEs are required to pay AM Technology service fees. The VIEs pay to AM Technology annual service fees in the amount that guarantee that the VIEs can achieve, after deducting such service fees payable to AM Technology, a net cost-plus rate of no less than 0.5% in the case of AM Advertising, Shengshi Lianhe and AirMedia UC, or 1.0% in the case of AM Yuehang, which final rate should be determined by AM Technology. The "net cost-plus rate" refers to the operating profit as a percentage of total costs and expenses of a certain entity. The technology support and service agreements are effective for ten years and such term is automatically renewed upon its expiry unless either party informs the other party of its intention of no extension at least twenty days prior to the expiration of the agreements.

•	Technology development agreement: VIEs exclusively engaged AM Technology to provide technology development services. AM Technology owns the intellectual property rights developed in the performance of these agreements. The VIEs pay to AM Technology annual service fees in the amount that guarantee that the VIEs can achieve, after deducting such service fees payable to AM Technology, a net cost-plus rate of no less than 0.5% in the case of AM Advertising, Shengshi Lianhe and AirMedia UC, which final rate should be determined by AM Technology. The "net cost-plus rate" refers to the operating profit as a percentage of total costs and expenses of a certain entity. The technology development agreements are effective for ten years and such terms is automatically renewed upon its expiry unless either party informs the other party of its intention of no extension at least twenty days prior to the expiration of the agreements.

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

•	Call option agreement: Under the call option agreements, the shareholders of VIEs irrevocably grant AM Technology, or its designated third party, an exclusive option to purchase from the VIEs' shareholders, to the extent permitted under PRC law, all the equity interests in the VIEs, as the case may be, for the minimum amount of consideration permitted by the applicable law without any other conditions. In addition, AM Technology will act as guarantor of VIEs in all operation related contracts, agreements and transactions and commit to provide loans to support the business development needs of VIEs or when the VIEs are suffering operating difficulties provided that the relevant VIEs' shareholders satisfy the terms and conditions in the call option agreements. Based on PRC law to provide an effective guarantee, a guarantor needs to execute a specific written agreement with the beneficiary of the guarantee. As AM Technology has not entered into any written guarantee agreements with any third party beneficiaries to guarantee the VIEs' performance obligations to these third parties, none of these third parties can demand performance from AM Technology as a guarantor of the VIEs' performance obligations. The absence of the written guarantee agreement did not obviate the Group's conclusion that it is the primary beneficiary of the VIEs and in turn should consolidate the VIEs. The term of call option agreement shall be terminated after AM Technology exercises the call option over all VIEs' equity pursuant to the provisions of the agreements.

•	Equity pledge agreement: Under the equity pledge agreements, the shareholders of the VIEs pledged all of their equity interests, including the right to receive declared dividends, in the VIEs to AM Technology to guarantee VIEs' performance of its obligations under the technology support and service agreement and the technology development agreement. The agreement is effective for as long as the technology support and service agreements and technology development agreement are effective.

•	Authorization letter: Each shareholder of the VIEs has executed an authorization letter to authorize AM Technology to exercise certain of its rights, including voting rights, the rights to enter into legal documents and the rights to transfer any or all of its equity interest in the VIEs. Such authorization letters will remain effective during the operating periods of the VIEs. The authorization is effective unless the relevant call option agreements which the VIEs entered into terminated.

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

In addition, if the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the PRC government could:

•	revoking the business and operating licenses of the Group's PRC subsidiaries and affiliates;
•	discontinuing or restricting the Group's PRC subsidiaries' and affiliates' operations;
•	imposing conditions or requirements with which the Group or its PRC subsidiaries and affiliates may not be able to comply; or
•	requiring the Group or its PRC subsidiaries and affiliates to restructure the relevant ownership structure or operations;

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Risks in relation to the VIE structure - continued

Certain shareholders of VIEs are also beneficial owners or directors of the Company. In addition, certain beneficial owners and directors of the Company are also directors or officers of VIEs. Their interests as beneficial owners of VIEs may differ from the interests of the Company as a whole. The Company cannot be certain that if conflicts of interest arise, these parties will act in the best interests of the Company or that conflicts of interests will be resolved in the Company's favor. Currently, the Company does not have existing arrangements to address potential conflicts of interest these parties may encounter in their capacity as beneficial owners of VIEs, on the one hand, and as beneficial owners of the Company, on the other hand. The Company believes the shareholders of VIEs will not act contrary to any of the contractual arrangements and the exclusive purchase right contract provides the Company with a mechanism to remove them as shareholders of VIEs should they act to the detriment of the Company. If any conflict of interest or dispute between the Company and the shareholders of VIEs arises and the Company is unable to resolve it, the Company would have to rely on legal proceedings in the PRC. Such legal proceedings could result in disruption of its business; moreover, there is substantial uncertainty as to the ultimate outcome of any such legal proceedings.

The following financial statement information for AirMedia's VIEs were included in the accompanying consolidated financial statements, presented net of intercompany eliminations, as of and for the years ended December 31:

	As of December 31,
	2012	2013

Total current assets	$201,088	$208,255
Total non-current assets	27,499	108,677

Total assets	228,587	316,932

Total current liabilities	98,973	101,027
Total non-current liabilities	380	361

Total liabilities	$99,353	$101,388

	For the years ended December 31,
	2011	2012	2013

Net revenues	$268,866	$286,641	$271,536
Net loss	(2,543)	(31,771)	(13,552)
Net cash provided by (used in) operating activities	5,251	(8,587)	8,132
Net cash used in investing activities	(538)	(7,700)	(70,653)
Net cash provided by financing activities	-	-	58,763

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Risks in relation to the VIE structure - continued

The following financial statement information for AirMedia's non - VIEs were included in the accompanying consolidated financial statements, presented net of intercompany eliminations, as of and for the years ended December 31:

	As of December 31,
	2012	2013

Total current assets	$60,337	$66,849
Total non-current assets	54,943	19,010

Total assets	115,280	85,859

Total current liabilities	5,079	10,060

Total liabilities	$5,079	$10,060

	For the years ended December 31,
	2011	2012	2013

Net revenues	$1,758	$101	$730
Net (loss)/income	(10,137)	(470)	2,032
Net cash provided by (used in) operating activities	12,681	28,817	(15,877)
Net cash (used in) provided by investing activities	(4,654)	(49,306)	6,842
Net cash used in financing activities	(10,919)	(3,260)	(2,825)

The VIEs contributed an aggregate of 99.4%, 100% and 99.7% of the consolidated net revenues for the years ended December 31, 2011, 2012 and 2013, respectively. As of December 31, 2012 and 2013, the VIEs accounted for an aggregate of 66.5% and 78.7%, respectively, of the consolidated total assets, and 95.1% and 91.0%, respectively, of the consolidated total liabilities. The assets not associated with the VIEs primarily consist of cash and cash equivalent, short-term investments and property and equipment.

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the financial statements and accompanying notes, including allowance for doubtful accounts, the useful lives of property and equipment and intangible assets, impairment of long-term investments, impairment of goodwill, impairment of long-lived assets, stock-based compensation, and valuation allowance for deferred tax assets. Actual results could differ from those estimates.

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(f)	Fair value of financial instruments

The Group's financial instruments include cash, restricted cash, accounts receivable, notes receivable, short-term investment, amounts due from related parties, accounts payable, and amounts due to related parties. The Group did not have any other financial assets and liabilities or nonfinancial assets and liabilities that are measured at fair value on recurring basis as of December 31, 2012 and 2013.

The Group's financial assets and liabilities measured at fair value on a non-recurring basis include assets based on level 2 inputs in connection with equity share exchange transaction and acquired assets and liabilities based on level 3 inputs in connection with business combinations.

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

Short-term investments comprise marketable debt securities, which are classified as held-to-maturity as the Group has the positive intent and ability to hold the securities to maturity. All of the Group's held-to-maturity securities are stated at their amortized costs and classified as short-term investments on the consolidated balance sheets based on their contractual maturity dates which are less than one year.

The Group reviews its short-term investments for other-than-temporary impairment based on the specific identification method. The Group considers available quantitative and qualitative evidence in evaluating potential impairment of its short-term investments. If the cost of an investment exceeds the investment's fair value, the Group considers, among other factors, general market conditions, government economic plans, the duration and the extent to which the fair value of the investment is less than the cost, and the Group's intent and ability to hold the investment, in determining if impairment is needed.

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(l)	Impairment of goodwill - continued

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(n)	Business combinations

Business combinations are recorded using the acquisition method of accounting. The assets acquired, the liabilities assumed, and any non-controlling interest of the acquiree at the acquisition date, if any, are measured at their fair values as of that date. Goodwill is recognized and measured as the excess of the total consideration transferred plus the fair value of any non-controlling interest of the acquiree, if any, at the acquisition date over the fair values of the identifiable net assets acquired.

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

Acquired intangible assets with finite lives are carried at cost less accumulated amortization. Customer relationships intangible asset is amortized using the estimated attrition pattern of the acquired customers. Amortization of other finite-lived intangible assets is computed using the straight-line method over the following estimated economic lives:

TV program license	20 years
Audio-vision programming & broadcasting qualification	19.5 years
Customer relationships	3-3.4 years
Contract backlog	1.2-3 years
Concession agreements	3.8-10 years
Non-compete agreements	4.4 years

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(p)	Revenue recognition

The Group's revenues are derived from selling advertising time slots on the Group's advertising networks, primarily air travel advertising network. For the years ended December 31, 2011, 2012 and 2013, the advertising revenues were generated from digital frames in airports, digital TV screens in airports, digital TV screens on airlines, traditional media in airports, gas station media network and other media.

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

Nonmonetary exchanges

The Group occasionally exchanges advertising time slots and locations with other entities for assets or services, such as equipment and other assets. The amount of assets and revenue recognized is based on the fair value of the advertising provided or the fair value of the transferred assets, whichever is more readily determinable. The amounts of revenues recognized for nonmonetary transactions were $2,823, $1,287 and $656 for the years ended December 31, 2011, 2012 and 2013, respectively. No direct costs are attributable to the revenues.

(q)	Value Added Tax ("VAT")

The Company's PRC subsidiaries are subject to value-added tax at a rate of 6% on revenues from advertising services and paid after deducting input VAT on purchases. The net VAT balance between input VAT and output VAT is reflected in the account under other taxes payable.

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(q)	Value Added Tax ("VAT")-continued

In July 2012, the Ministry of Finance and the State Administration of Taxation jointly issued a circular regarding the pilot collection of VAT in lieu of business tax in certain areas and industries in the PRC. Such VAT pilot program is to be phased in Beijing, Jiangsu, Anhui, Fujian, Guangdong, Tianjin, Zhejiang, and Hubei between September and December 2012. Also a circular issued in May 2013 provided that such VAT pilot program is rolled out nationwide since August 2013. Since then, certain subsidiaries and VIEs became subject to VAT at the rates of 6% or 3%, on certain service revenues which were previously subject to business tax. For the years ended December 31, 2012 and 2013, gross revenue is presented net of $8,785 and $21,524 of VAT, respectively.

(r)	Business tax and other sale related taxes

The Group's PRC subsidiaries and VIEs are subject to business tax and other sale related taxes at the rate of 8.5% on revenues other than those subject to VAT after deduction of certain costs of revenues permitted by the PRC tax laws.

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(t)	Agency fees

The Group pays fees to advertising agencies based on certain percentage of revenues made through the advertising agencies upon receipt of payment from advertisers. The agency fees are charged to cost of revenues in the consolidated statements of operations ratably over the period in which the advertising is displayed. Prepaid and accrued agency fees are recorded as current assets and current liabilities according to relative timing of payments made and advertising service provided. From time to time, the Group and certain advertising agencies may renegotiate and mutually agree, as permitted by applicable laws, to reduce existing agency fee liabilities as calculated under the terms of existing contracts. Such reductions in the accrued agency fees are recorded as a reduction in cost of sales in the period the renegotiations are finalized. During the years ended December 31, 2011, 2012 and 2013, reversals in cost of sales as a result of renegotiated agency fees amounted to nil, $6,407, and $3,329, respectively.

(u)	Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating lease. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease periods.

(v)	Advertising costs

The Group expenses advertising costs as incurred. Total advertising expenses were $288, $767 and $1,039 for the years ended December 31, 2011, 2012 and 2013, respectively, and have been included as part of selling and marketing expenses.

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

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(w)	Foreign currency translation-continued

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

(y)	Share-based payments

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

(z)	Comprehensive income/(loss)

Comprehensive income/(loss) includes net income/(loss) and foreign currency translation adjustments and is presented net of tax, the amount of which is nil for the three years ended December 31, 2013 in the consolidated statements of comprehensive income/(loss).

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

Details of the customers accounting for 10% or more of total revenues are as follow:

Customer	For the years ended December 31,
	2011	2012	2013

A	6.9%	11.2%	6.7%

Details of the customers accounting for 10% or more of accounts receivable are as follow:

Customer	As of December 31,
	2012	2013

B	7.9%	10.4%
C	15.3%	5.4%

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

The Group primarily receives tax refund and development supporting bonus from tax bureau and local government without any condition or restriction. The government subsidies are recorded in other income on the consolidated statements of operations in the period in which the amounts of such subsidies are received. The recognized government subsidies as other income are $268, $210 and $1,395 for the years ended December 31, 2011, 2012 and 2013, respectively.

(ee)	Recent issued accounting standards adopted

In February 2013, the FASB issued an authoritative pronouncement related to reporting of amounts reclassified out of accumulated other comprehensive income, to improve the transparency of reporting these reclassifications. Other comprehensive income includes gains and losses that are initially excluded from net income for an accounting period. Those gains and losses are later reclassified out of accumulated other comprehensive income into net income. The amendments in this ASU do not change the current requirements for reporting net income or other comprehensive income in financial statements. All of the information that this ASU requires already is required to be disclosed elsewhere in the financial statements under US GAAP.

The new amendments will require an organization to:

•	Present (either on the face of the statement where net income is presented or in the notes) the effects on the line items of net income of significant amounts reclassified out of accumulated other comprehensive income—but only if the item reclassified is required under US GAAP to be reclassified to net income in its entirety in the same reporting period.
•	Cross-reference to other disclosures currently required under US GAAP for other reclassification items (that are not required under US GAAP) to be reclassified directly to net income in their entirety in the same reporting period. This would be the case when a portion of the amount reclassified out of accumulated other comprehensive income is initially transferred to a balance sheet account (e.g., inventory for pension-related amounts) instead of directly to income or expense.

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(ee)	Recent issued accounting standards adopted-continued

The amendments apply to all public and private companies that report items of other comprehensive income. Public companies are required to comply with these amendments for all reporting periods (interim and annual). The amendments are effective for reporting periods beginning after December 15, 2012, for public companies. Early adoption is permitted. The Group adopted this pronouncement on January 1, 2013 which did not have a significant impact on its consolidated financial statements.

(ff)	Recent issued accounting standards not yet adopted

In March 2013, the FASB issued an authoritative pronouncement related to parent's accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. When a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity, the parent is required to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided.

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

Additionally, the amendments in this pronouncement clarify that the sale of an investment in a foreign entity includes both: (1) events that result in the loss of a controlling financial interest in a foreign entity (i.e., irrespective of any retained investment); and (2) events that result in an acquirer obtaining control of an acquiree in which it held an equity interest immediately before the acquisition date (sometimes also referred to as a step acquisition). Accordingly, the accumulative translation adjustment should be released into net income upon the occurrence of those events.

The amendments in this pronouncement are effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. The amendments should be applied prospectively to derecognition events occurring after the effective date. Prior periods should not be adjusted. Early adoption is permitted. If an entity elects to early adopt the amendments, it should apply them as of the beginning of the entity's fiscal year of adoption. The Group does not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(ff)	Recent issued accounting standards not yet adopted - continued

In July 2013, the FASB issued a pronouncement which provides guidance on financial statement presentation of an unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The FASB's objective in issuing this Accounting Standards Updates ("ASU") is to eliminate diversity in practice resulting from a lack of guidance on this topic in current US GAAP.

The amendments in this ASU state that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets.

This ASU applies to all entities that have unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. The Group does not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

Geographic information

The Group primarily operates in the PRC and substantially all of the Group's long-lived assets are located in the PRC.

Revenue by service categories

	For the years ended December 31,
	2011	2012	2013

Revenues:
Air Travel Media Network:
Digital frames in airports	$126,539	$137,342	$152,346
Digital TV screens in airports	21,937	13,731	14,110
Digital TV screens on airplanes	26,734	26,612	16,160
Traditional media in airports	73,535	83,478	64,845
Other revenues in air travel	6,416	7,346	9,183
Gas Station Media Network	12,873	14,217	12,726
Other Media	9,787	10,239	7,146
	$277,821	$292,965	$276,516

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

4.	SHORT-TERM INVESTMENTS

Short-term investments consist of various fixed-income financial products purchased from Chinese banks and trusts and are classified as held-to-maturity securities and carried at amortized costs. The maturity dates range from 7 days to less than one year, with interest rates ranging from 2.0% to 6.0%. The held-to-maturity securities are not allowed to be redeemed early before its maturity. The repayment of these financial products is guaranteed by the issuing bank. The carrying amount of the held-to-maturity securities of $ 42,949 approximated their fair values due to its credit ratings and its short-term nature, all of which have a maturity date within one-year.

5.	LONG-TERM INVESTMENTS

(a)	Equity method investments

The Group had the following equity method investments:

	As of December 31,
	2012		2013
		Carrying		Carrying
Name of company	Percentage	value	Percentage	value
	%		%

Beijing Eastern Media Corporation, Ltd. ("BEMC") (1)	49	$2,063	49	$1,743
Beijing Shibo Movie Technology Co., Ltd. ("Shibo Movie") (2)	50	$612	50	455
Beijing Xinghe Union Media Co., Ltd. ("Xinghe Union") (2)	50	$604	50	370
Guangxi Dingyuan Meida Ltd. ("Guangxi Dingyuan") (3)	40	$658	40	718
Zhejiang AirMedia Guangying Film & TV Production Co., Ltd. ("AM Guangying") (4)	-	-	48	1,652
Beijing Yunxing Chuangrong Investment Fund Management Co., Ltd. ("Yunxing Chuangrong") (5)	-	-	50	2,478
		$3,937		$7,416

(1)	In March 2008, the Group entered into a definitive agreement with China Eastern Media Corporation, Ltd., a subsidiary of China Eastern Group and China Eastern Airlines Corporation Limited operating the media resources of China Eastern Group, to establish a joint venture, BEMC. BEMC was incorporated on March 18, 2008 in the PRC with China Eastern Media Corporation and the Group holding 51% and 49% equity interest, respectively. BEMC obtained concession rights of certain media resources from China Eastern Group, including the digital TV screens on airplanes of China Eastern Airlines, and paid concession fees to its shareholders as consideration. The total paid-in capital of BEMC was $2,119, which was contributed by both parties proportionately. In September 2013, BEMC distributed dividend of $1,401, in which $686 was distributed and paid to the Group.

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

5.	LONG-TERM INVESTMENTS - continued

(a)	Equity method investments - continued

The investment was accounted for using the equity method of accounting as the Group has the ability to exercise the significant influence to the operation of BEMC.

(2)	On February 15, 2012 and March 13, 2012, the Group and Beijing N-S Digital TV Co., Ltd. (“N-S Digital TV”) established two joint ventures, Shibo Movie and Xinghe Union, respectively. The registered capital of Shibo Movie and Xinghe Union was $1,558 each. The Group and N-S Digital TV each contributed $794, representing 50% of the equity interest in each Shibo Movie and Xinghe Union. Shibo Movie is engaged in movie technology development and consulting services, and Xinghe Union is engaged in movie and TV series investment and publishing, advertisement design and production. These joint ventures were established pursuant to a framework agreement entered into with Beijing Super TV Co., Ltd. ("Super TV") in June 2011 and the supplemental agreement entered into with Super TV and N-S Digital TV in January 2012.

The investment was accounted for using the equity method of accounting as the Group has the ability to exercise the significant influence to the operation of Shibo Movie and Xinghe Union.

(3)	In April 2012, The Group entered into an agreement with Asiaray Advertising Media Ltd. (“Asiaray”) and Guangxi Civil Aviation Development Co., Ltd. (“Guangxi Civil Aviation”) to establish a joint venture, Guangxi Dingyuan. Guangxi Dingyuan was incorporated on April 18, 2012 with total contributed capital of $1,605, of which 20%, 40% and 40% of that amount was contributed by Guangxi Civil Aviation, Asiaray and the Group, respectively. Guangxi Dingyuan exclusively operates various media resources in four airports in China's Guangxi province.

The investment was accounted for using the equity method of accounting as the Group has the ability to exercise the significant influence to the operation of Guangxi Dingyuan.

(4)	In December 2013, the Group entered into an agreement with Zhejiang Tianguang Diying Production Co., Ltd. to establish a joint venture, AM Guangying. AM Guangying was incorporated on December 25, 2013 with total contributed capital of $1,871, of which 52% and 48% of that amount was contributed by Zhejiang Tianguang Diying Production Co., Ltd. and the Group, respectively. AM Guangying is mainly engaged in film production.

The investment was accounted for using the equity method of accounting as the Group has the ability to exercise the significant influence to the operation of AM Guangying.

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

5.	LONG-TERM INVESTMENTS - continued

(a)	Equity method investments - continued

(5)	In December 2013, the Group entered into an agreement with Hainan Airlines Culture Co., Ltd. ("Hainan Airlines") to establish a joint venture, Yunxing Chuangrong. Yunxing Chuangrong was registered on December 17, 2013 with total contributed capital of $4,956. The Group and Hainan Airlines each contributed $2,478, representing 50% of the equity interest. Yunxing Chuangrong is established for fund raising as to in-flight internet business.

The investment was accounted for using the equity method of accounting as the Group has the ability to exercise the significant influence to the operation of Yunxing Chuangrong.

(b)	Cost method investment

In June 2010, the Group invested in $367 for 20% of equity interest in Zhangshangtong Air Service (Beijing) Co., Ltd. ("Zhangshangtong"), a company established in the PRC that is mainly engaged in air tickets agency services.

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

6.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consists of the following:

	As of December 31,
	2012	2013

Billed receivable	$61,760	$64,031
Unbilled receivable	44,071	50,719
Accounts receivable, gross	105,831	114,750
Less: Allowance for doubtful accounts	(4,609)	(7,221)
Accounts receivable, net	$101,222	$107,529

Unbilled receivable represents amounts earned under the advertising contracts in progress but not billable at the respective balance sheet dates. These amounts become billable according to the contract term. The Group anticipates that the majority of such unbilled amounts will be billed and collected within twelve months of the balance sheet date.

Movement of allowance for doubtful accounts is as follows:

	Balance at				Balance at
	beginning	Charge to		Exchange	end of the
	of the year	expenses	Write off	adjustment	year

2011	$17,646	2,044	(17,279)	877	$3,288
2012	$3,288	1,242	34	45	$4,609
2013	$4,609	2,439	-	173	$7,221

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

7.	OTHER CURRENT ASSETS

Other current assets consist of the following:

	As of December 31,
	2012	2013

Input VAT receivable	$1,955	$12,800
Investment in films and TV Series (i)	-	3,634
Prepaid income tax	-	684
Prepaid agency fees	262	538
Advances to employees	418	428
Short-term deposits	1,588	449
Other assets from nonmonetary transactions (ii)	1,736	182
Interest receivable	438	422
Loan receivable from a third party (iii)	1,732	-
Other prepaid expenses	1,659	1,300
	$9,788	$20,437

(i)

Investment in films and TV Series represents the amounts invested in films and TV Series produced by other companies. The Group shares profit of the invested films and TV Series based on its investment as a percentage of the total investment for a film or TV series. Amounts related to the films and TV Series that are expected to release within one year from December 31, 2013 are recorded as current assets. Amounts related to films and TV Series that are expected to release after one year from December 31, 2013 are recorded as other non-current assets.

(ii)	Other assets from nonmonetary transactions primarily consist of exchanged golf club membership cards and vehicles, etc. for the year 2012 and 2013, respectively.

(iii)	Loan receivable is related to amounts lent to a third party company for corporation on a TV series with stated term of one year and annual interest rate of 15%, which have been received with amounts of $329 and impaired the remaining amounts by December 31, 2013.

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

8.	LONG-TERM DEPOSITS

Long term deposits consist of the following:

	As of December 31,
	2012	2013

Concession fee deposits	$21,633	$19,780
Office rental deposits	674	717
	$22,307	$20,497

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

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

9.	ACQUIRED INTANGIBLE ASSETS, NET

Acquired intangible assets, net, consist of the following:

	As of December 31,
	2012				2013
	Gross			Net	Gross			Net
	carrying	Accumulated	Accumulated	carrying	carrying	Accumulated	Accumulated	carrying
	amount	amortization	Impairment(1)	amount	amount	amortization	Impairment(1)	amount

TV program license	$6,192	$(1,850)	$(4,342)	$-	$6,372	$(1,903)	$(4,469)	$-
Audio-vision programming and broadcasting qualification	223	(38)	(185)	-	229	(39)	(190)	-
Customer relationships	1,509	(1,447)	(62)	-	1,553	(1,490)	(63)	-
Contract backlog	1,977	(1,946)	(31)	-	2,035	(2,003)	(32)	-
Concession agreements	16,138	(9,508)	(5,109)	1,521	17,337	(10,633)	(5,258)	1,446
Non-compete agreements	189	(179)	(10)	-	194	(184)	(10)	-
	$26,228	$(14,968)	$(9,739)	$1,521	$27,720	$(16,252)	$(10,022)	$1,446

(1)	The Group incurred impairment losses of $656, $9,583 and nil on finite-lived intangible assets the years ended December 31, 2011, 2012 and 2013, respectively. As the actual and expected sales and profits were below previously forecasted figures for fire station, air travel and outdoor advertising media, the carrying amounts of the finite-lived intangible assets exceeded the estimated future discounted cash flows associated with such assets. Accordingly, the amount of impairment expense recognized is equal to this excess.

The amortization expenses for the years ended December 31, 2011, 2012 and 2013 were $3,791, $2,635 and $836, respectively. During fiscal years 2014, 2015, 2016, 2017 and 2018, the Group expects to record amortization expenses for finite-lived intangible assets of $619, $292, $292, $146 and $97, respectively.

10.	GOODWILL

The movement of the goodwill for the years ended December 31, 2012 and 2013 is as follows:

Balance as of January 1, 2012	$20,734
Impairment of goodwill in relation to Flying Dragon	(8,131)
Impairment of goodwill in relation to AM Outdoor	(7,753)
Impairment of goodwill in relation to AM Jiaming	(4,727)
Exchange differences	(123)

Balance as of December 31, 2012	$-
Balance as of December 31, 2013	$-

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

10.	GOODWILL - continued

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

11.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consist of the following:

	As of December 31,
	2012	2013

Digital display network equipment	$89,327	$90,053
Gas station display network equipment	14,802	10,686
Furniture and fixture	847	882
Computer and office equipment	2,626	2,999
Vehicle	1,219	1,406
Software	10,355	10,656
Property	4,244	4,368
Leasehold improvement	1,351	1,365
	124,771	122,415
Less: accumulated depreciation and amortization	(78,841)	(86,331)
	$45,930	$36,084

Depreciation and amortization expenses recorded for the years ended December 31, 2011, 2012 and 2013 were $21,347, $21,398 and $21,026, respectively.

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

12.	PREPAID EQUIPMENT COST

On May 12, 2013, the Group entered into an agreement with Elec-Tech International Co., Ltd. (“Elec-Tech”) to exchange the equity interests of GreatView Media, one of the VIE's subsidiaries, with LED screens from Elec-Tech, pursuant to which Elec-Tech would totally invest $104,000 (equivalent to RMB640 million) to purchase approximately 21.27% of the equity interest of GreatView Media, in exchange, GreatView Media undertook to exclusively use the equal amounts of such injections to purchase LED screens from Elec-Tech or its subsidiaries. Therefore, the Group considered this transaction as a nonmonetary transaction. The Group measured the fair value of equity interests surrendered based on the fair value of LED screens received, which is more clearly determinable. The details of fair value measurement are disclosed in Note 17. The Group would not recognize any gain or loss from this transaction.

As of December 31, 2013, Elec-Tech had injected total $57,217 into GreatView Media, of which $56,113 was recorded as additional paid-in capital, and the Group has purchased 1,000 sets of LED screens in total from Elec-Tech, amounting to $49,415 for its gas station media business. As of December 31, 2013, all purchased equipment were still in the process of installment, therefore, were recognized as prepaid equipment costs. As of March 31, 2014, the Group has installed more than 300 LED screens.

13.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the follows:

	As of December 31,
	2012	2013

Accrued payroll and welfare	$4,766	$4,469
Deposit payable	698	1,203
Other tax payable	2,802	2,942
Deferred income from ADS depositary	364	112
Accrued staff disbursement	824	1,103
Accrued professional fees	213	388
Accrued dividends to non-controlling shareholders of Flying Dragon	663	-
Other liabilities	669	666
	$10,999	$10,883

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

14.	INCOME TAXES

AirMedia is a tax-exempted company incorporated in the Cayman Islands.

Broad Cosmos and Excel Lead are tax-exempted company incorporated in the British Virgin Islands.

AM China and Glorious Star did not have any assessable profits arising in or derived from Hong Kong for the years ended December 31, 2011, 2012 and 2013, and accordingly no provision for Hong Kong Profits Tax was made in these years.

The Group's subsidiaries in the PRC are all subject to PRC Enterprise Income Tax ("EIT") on the taxable income in accordance with the relevant PRC income tax laws and regulations. The EIT rate for the Group's operating in PRC was 25% with the following exceptions.

AM Technology qualified for the High and New -Tech Enterprise ("HNTE") status that would allow for a reduced 15% tax rate under EIT Law since year 2006. AM Technology was subject to an EIT rate of 15% in 2011, 2012 and 2013, and is expected to be subject to an EIT rate of 15% as long as it maintains its status as a HNTE.

Shenzhen AM is subject to EIT on the taxable income at the gradual rate, which is 24% in 2011, and 25% in 2012 and thereafter, according to transitional rules of the New EIT Law. Since Shenzhen AM is also qualified as a "manufacturing foreign-invested enterprise" incorporated prior to the effectiveness of the New EIT Law, it is further entitled to the EIT rates of 12%, 12.5% and 25% for the year 2011, 2012 and 2013, respectively.

Hainan Jinhui is subject to EIT on the taxable income at the gradual rate, which is 24% in 2011, and 25% in 2012 and thereafter, according to transitional rules of the New EIT Law.

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

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

14.	INCOME TAXES - continued

Income tax benefits/(expenses) are as follows:

	For the years ended December 31,
	2011	2012	2013

Income tax (expenses)/benefits:
Current	$(1,585)	$(4,324)	$(2,250)
Deferred	1,319	1,831	3,963
Total	$(266)	$(2,493)	$1,713

The principal components of the Group's deferred income tax assets and liabilities are as follows:

	As of December 31,
	2012	2013

Deferred tax assets:
Current
Allowance for doubtful accounts	$1,338	$2,003
Accrued payroll	1,107	1,046
Employee education fee excess	-	24
Valuation allowance	(381)	(297)
Deferred tax assets - current	2,064	2,776

Non-current
Depreciation of property and equipment	689	622
Amortization of intangible assets and concession fees	4,440	5,476
Taxable loss arising from a disposal of an equity method investment	217	-
Net operating loss carry forwards	11,063	13,231
Valuation allowance	(8,062)	(7,575)
Deferred tax assets - non-current	8,347	11,754

Deferred tax liabilities:
Non-current
Acquired intangible assets	380	361
Total deferred tax liabilities	$380	$361

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

14.	INCOME TAXES - continued

The valuation allowance provided as of December 31, 2013 relates to the deferred tax assets generated by Shenzhen AM, AirTV United, AM Jinshi, AM Jiaming, AM Wenzhou, TJ Jinshi and Dongding, and was recognized based on the Group's estimates of the future taxable income of these entities, because the Group believes that either it is more likely than not that the deferred tax assets for these entities will not be realized as it does not expect to generate sufficient taxable income in future, or the amount involved is not significant. The Group's subsidiaries in the PRC had total net operating loss carry forwards of $52,175 as of December 31, 2013. The net operating loss carry forwards for the PRC subsidiaries will expire on various dates through 2018.

Reconciliation between the provision for income taxes computed by applying the PRC EIT rate of 25% to income before income taxes and the actual provision of income taxes is as follows:

	For the years ended December 31,
	2011	2012	2013

Net loss before provision for income taxes	$(12,657)	$(29,770)	$(13,164)
PRC statutory tax rate	25%	25%	25%
Income tax at statutory tax rate	(3,164)	(7,443)	(3,291)

Expenses not deductible for tax purposes:
Entertainment expenses exceeded the tax limit	180	315	321
Goodwill impairment	-	5,153	-
Tax effect of tax losses not recognized	-	2,791	346
Tax effect of deductible temporary difference not recognized	-	1,425	1,972
Changes in valuation allowance	3,213	(471)	(571)
Effect of preferential tax rates granted to PRC entities	(819)	(675)	(1,079)
Effect of income tax rate difference in other jurisdictions	856	1,398	589
Income tax expenses/(benefits)	$266	$2,493	$(1,713)
Effective tax rates	(2.1)%	(8.4)%	13.0%

If the Group's subsidiaries, VIEs and VIEs' subsidiaries in the PRC were not in a tax holiday period in the years ended December 31, 2011, 2012 and 2013, the impact to net loss per share amounts would be as follows:

	For the years ended December 31,
	2011	2012	2013

Increase in income tax expenses	$819	$675	$1,079
Decrease in net loss per ordinary share-basic	0.01	0.01	0.01
Decrease in net loss per ordinary share-diluted	0.01	0.01	0.01

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

14.	INCOME TAXES - continued

The Group did not identify significant unrecognized tax benefits for the years ended December 31, 2011, 2012 and 2013. The Group did not incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2011, 2012 and 2013.

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

Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial report over tax basis, including those differences attributable to a more than 50% interest in a subsidiary. However, the Company's subsidiaries located in the PRC had been in loss position and had accumulated deficit as of December 31, 2011, 2012 and 2013, and the tax basis for the investment was greater than the carrying value of this investment. A deferred tax asset should be recognized for this temporary difference only if it is apparent that the temporary difference will reverse in the foreseeable future. Absent of evidence of a reversal in the foreseeable future, no deferred tax asset for such temporary difference was recorded.

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

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

15.	NET LOSS PER SHARE

The calculation of the net loss per share is as follows:

	For the years ended December 31,
	2011	2012	2013

Net loss attributable to AirMedia Group Inc.'s ordinary shareholders (numerator)	$(9,596)	$(32,728)	$(10,626)
Shares (denominator):
Weighted average ordinary shares outstanding used in computing net loss per ordinary share - basic	129,537,955	124,269,245	120,386,635
Weighted average ordinary shares outstanding used in computing net loss per ordinary share - diluted (i)	129,537,955	124,269,245	120,386,635
Net loss per ordinary share-basic	$(0.07)	$(0.26)	$(0.09)
Net loss per ordinary share-diluted	(0.07)	(0.26)	(0.09)

(i)	The Group had securities outstanding which could potentially dilute basic net loss per share, but which were excluded from the computation of diluted net loss per share for the years ended December 31, 2011, 2012 and 2013, as their effects would have been anti-dilutive. For the year 2011, 2012 and 2013, such outstanding securities consisted of weighted average share options of 15,269,198, 15,747,929 and 15,694,086, respectively.

16.	SHARE BASED PAYMENTS

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

In September 2012, the former CFO of the Group resigned. Of the 600,000 options granted to her on March 22, 2011, 300,000 were vested through her date of resignation. In conjunction with her resignation, she signed a supplementary agreement with the Group that granted her 100,000 immediately exercisable options and 200,000 options that would vest through September 22, 2013. During the vesting period, she would provide consulting service as a consultant. For the 100,000 immediately exercisable options, a measurement date was reached upon grant and the Group immediately recognized $35 share-based compensation expenses. For the 200,000 options that vested through September 22, 2013, the Group recognized expense based on the fair value of the options as of each reporting date through the measurement date. For the year ended December 31, 2011, 2012 and 2013, the Group recognized $1,046, $19 and $59 share-based compensation expense for these options, respectively.

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

16.	SHARE BASED PAYMENTS - continued

2012 Share incentive plan

On November 30, 2012, the Board of Directors adopted 2012 Share Incentive Plan (the "2012 Option Plan"), which allows the Group to grant options to its employees and directors to purchase up to 6,000,000 ordinary shares of the Company subject to vesting requirement.

On November 1 and November 30, 2012, the Group granted 20,000 options to a consultant under the 2007 Option Plan and 60,000 options under the 2012 Option Plan to purchase the Company's ordinary shares at an exercise price of $1.11 per share. The 20,000 share options vested immediately and one-third of the 60,000 share options vested on February 1, May 1 and August 1, 2013, respectively.

The following summary of stock option activity under the 2007, 2011 and 2012 Share Incentive Plan as of December 31, 2012 and 2013, reflective of all modifications is presented below:

	Outstanding Options
		Weighted average	Weighted average	Weighted average	Aggregate
	Number of	exercise price	grant-date	remaining	intrinsic
	options	per option	fair value	contractual terms	value

Outstanding at January 1, 2013	16,721,266	$1.19	$1.27
Exercised	(18,400)	1.15	1.40
Forfeited	(2,047,336)	1.55	1.19
Outstanding at December 31, 2013	14,655,530	1.14	1.27	2.85	557
Options vested and expected to vest as of December 31, 2013	14,654,776	$1.14	$1.23	2.79	557
Options exercisable as of December 31, 2013	13,701,628	$1.17	$1.29	2.85	279

The total intrinsic value of options exercised during the years ended December 31, 2011, 2012 and 2013 was $54, $66 and $3, respectively. The total fair value of options vested during the years ended December 31, 2011, 2012 and 2013 was $3,664, $3,503 and $1,476, respectively.

The Group recorded share-based compensation of $4,614, $3,502 and $1,251 for the years ended December 31, 2011, 2012 and 2013, respectively. There was $427 of total unrecognized compensation expense related to unvested share options granted as of December 31, 2013. The expense is expected to be recognized over a weighted-average period of 1.39 years on a straight-line basis.

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

16.	SHARE BASED PAYMENTS - continued

2012 Share incentive plan - continued

The fair value of each option granted was estimated on the date of grant/modification using the Black-Scholes option pricing model with the following assumptions used for grants during the applicable period.

For the years ended December 31,
	2011	2012	2013

Risk-free interest rate of return	0.00%-0.79%	0.12%-0.34%	0.12%-1.10%
Expected term	0.4-3.1 years	0.07-3.19 years	0.33-4.42 years
Volatility	70.64%-70.74%	67.57%-94.43%	64.75%-94.43%
Dividend yield	-	-	-

(1)	Volatility

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

17.	FAIR VALUE MEASUREMENT

Measured on recurring basis

The Group measured its financial assets and liabilities, including cash, restricted cash, accounts receivable, short-term investment, amounts due from related parties, accounts payable, and amounts due to related parties on a recurring basis as of December 31, 2012 and 2013.

Cash, restricted cash and short-term investment are classified within Level 1 of the fair value hierarchy because they are valued based on the quoted market price in an active market. The carrying amounts of accounts receivable, amounts due from related parties, accounts payable and amounts due to related parties approximate their fair values due to their short-term maturity.

Measured on non-recurring basis

The Group measured the intangible assets at fair value on a nonrecurring basis as results of the impairment loss of $9,583 recognized in 2012, as set forth in Note 9. The fair value was determined using models with significant unobservable inputs (Level 3 inputs), primarily the management projection on the discounted future cash flow and the discount rate.

The Group measured the goodwill at fair value on a nonrecurring basis when it is annually evaluated or whenever events or changes in circumstances indicate that carrying amount of a reporting unit exceeds its fair value as a result of the impairment assessments (Note 10). The fair value was determined using models with significant unobservable inputs (Level 3 inputs), primarily the management projection on the discounted future cash flow and the discount rate. The impairment loss of $20,611 was recognized for the year ended December 31, 2012.

The Group measured the prepaid equipment cost exchanged with Elec-tech at fair value on a nonrecurring basis as result of the unit price of each LED screen of $58 as set forth in Note 12. The Group engaged a third party appraiser to evaluate the fair value of the LED screens. The fair value was determined using market approach (sales comparison method) with quoted price for similar assets in active market (Level 2 inputs).

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

As of December 31, 2013, the Group had repurchased an aggregate of 6,532,429 ADSs on the open market for a total consideration of $17.4 million. As of December 31, 2013, 2,190,685 ADSs had been cancelled and 4,341,744 ADSs were recorded as treasury stock.

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

19.	MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labour regulations require the Group to accrue for these benefits based on certain percentages of the employees' income. The total contribution for such employee benefits were $2,955, $3,425 and $4,412 for the years ended December 31, 2011, 2012 and 2013, respectively.

20.	STATUTORY RESERVES

As stipulated by the relevant law and regulations in the PRC, the Group's subsidiaries, VIEs and VIEs' subsidiaries in the PRC are required to maintain non-distributable statutory surplus reserve. Appropriations to the statutory surplus reserve are required to be made at not less than 10% of profit after taxes as reported in the subsidiaries' statutory financial statements prepared under the PRC GAAP. Once appropriated, these amounts are not available for future distribution to owners or shareholders. Once the general reserve is accumulated to 50% of the subsidiaries' registered capital, the subsidiaries can choose not to provide more reserves. The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production and increase in registered capital of the subsidiaries. The Group allocated $2,095 and $824 to statutory reserves during the years ended December 31, 2012 and 2013, respectively. The statutory reserves cannot be transferred to the Company in the form of loans or advances and are not distributable as cash dividends except in the event of liquidation.

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

As of December 31, 2013, the balance of restricted net assets was $358,417, of which $159,658 was attributed to the paid-in-capital and statutory reserves of the VIEs and VIEs' subsidiaries, and $198,759 was attributed to the paid in capital and statutory reserves of WFOE, respectively. Under applicable PRC laws, loans from PRC companies to their offshore affiliated entities require governmental approval, and advances by PRC companies to their offshore affiliated entities must be supported by bona fide business transactions.

AirMedia GROUP INC.

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

22.	COMMITMENTS

(a)	Rental leases

The Group has entered into operating lease agreements principally for its office spaces in the PRC. These leases expire through 2018 and are renewable upon negotiation. Rental expenses under operating leases for the years ended December 31, 2011, 2012 and 2013 were $2,528, $2,668 and $3,312, respectively.

Future minimum rental lease payments under non-cancellable operating leases agreements were as follows:

Year

2014	$3,522
2015	1,776
2016	49
2017	10
2018	6
$5,363

(b)	Concession fees

The Group has entered into concession right agreements with vendors, such as airports, airlines and a petroleum company. The contract terms of such concession rights are usually three to five years. The concession rights expire through 2019 and are renewable upon negotiation. Concession fees charged into statements of operations for the years ended December 31, 2011, 2012 and 2013 were $160,199, $177,996 and $180,990, respectively.

Future minimum concession fee payments under non-cancellable concession right agreements were as follows:

Year

2014	$182,500
2015	120,557
2016	52,898
2017	30,007
2018	20,762
2019	42,273
$448,997

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

22.	COMMITMENTS - continued

(c)	Capital commitments

The Group has entered into purchase agreements with vendors for media equipment in airports and gas stations. The minimum purchase payments under non-cancellable purchase agreements were $52,440 and $296 for the year ending December 31, 2014 and 2015, respectively.

23.	CONTINGENT LIABILITIES

(a)	Outdoor advertisement registration certificate

On May 22, 2006, the State Administration for Industry and Commerce, or the SAIC, a governmental authority in the PRC, amended the Provisions on the Registration Administration of Outdoor Advertisements, or the new outdoor advertisement provisions. Pursuant to the amended outdoor advertisement provisions, advertisements placed inside or outside of the "departure halls" of airports are treated as outdoor advertisements and must be registered in accordance with the local SAIC by "advertising distributors". To ensure that the Group's airport operations comply with the applicable PRC laws and regulations, the Group is in the process of making inquiries with the local SAICs in the cities in which the Group has operations or intends to operate with respect to the application for an advertising registration certificate. However, the local SAICs with whom the Group consulted have expressed different views on whether the advertisements shown on the Group's digital TV screens should be regarded as outdoor advertisements and how to register those advertisements. As of the date of these consolidated financial statements, the Group has registered and received outdoor advertising licenses for advertisements in Beijing Capital International Airport, Shanghai Pudong International Airport, Shanghai Hongqiao Airport and Shenyang Taoxian International Airport, and registrations have been approved by the SAIC offices in six other cities and provinces where the Group has operations for advertisements in the airports of those regions. Some local SAICs need more time to consider the implementation of the new outdoor advertising provisions and some SAICs do not require the Group to register. The Group intends to register with the relevant SAICs if the Group is required to do so, but the Group cannot assure that the Group will obtain the registration certificate in compliance with the new outdoor advertisement provisions due to the uncertainty in the implementation and enforcement of the regulations promulgated by the SAIC. If the requisite registration is not obtained, the relevant local SAICs may require the Group to forfeit advertising income earned, impose administrative fines of up to $5. They may also require the Group to discontinue advertisements at airports where the requisite advertising registration is not obtained, which may result in a breach of one or more of the Group's agreements with the Group's advertising clients and materially and adversely affect the Group's business and results of operations. As of December 31, 2013, the Group did not record a provision for this matter as management believes the possibility of adverse outcome of the matter is remote and any liability it may incur would not have a material adverse effect on its consolidated financial statements. However, it is not possible for the Group to predict the ultimate outcome and the possible range of the potential impact of failure to obtain such disclosed registrations and approvals primarily due to the lack of relevant data and information in the market in this industry in the past.

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

23.	CONTINGENT LIABILITIES - continued

(b)	Approval for non-advertising content

A majority of the digital frames and digital TV screens in the Group's network include programs that consist of both advertising content and non-advertising content. On December 6, 2007, the State Administration of Radio, Film or Television, or the SARFT, a governmental authority in the PRC, issued the Circular regarding Strengthening the Management of Public Audio-Video in Automobiles, Buildings and Other Public Areas, or the SARFT Circular. According to the SARFT Circular, displaying audio-video programs such as television news, films and television shows, sports, technology and entertainment through public audio-video systems located in automobiles, buildings, airports, bus or train stations, shops, banks and hospitals and other outdoor public systems must be approved by the SARFT. The Group intends to obtain the requisite approval of the SARFT for the Group's non-advertising content, but the Group cannot assure that the Group will obtain such approval in compliance with this new SARFT Circular, or at all. In January 2014, the Group entered into a strategic partnership with China Radio International Oriental Network (Beijing) Co., Ltd ("CRION"), which manages the internet TV business of China International Broadcasting Network, to operate the CIBN-AirMedia channel to broadcast network TV programs to air travellers in China. According to the terms of the cooperation arrangement with CRION, during the cooperation period from March 28, 2014 to March 27, 2024, CRION shall obtain and, from time to time, be responsible for obtaining any approval, license and consent regarding the regulation of broadcasting and television from relevant authorities.

There is no assurance that CRION will be able to obtain or maintain the requisite approval or the Group will be able to renew the contract with CRION when they expire. If the requisite approval is not obtained, the Group will be required to eliminate non-advertising content from the programs included in the Group's digital frames and digital TV screens and advertisers may find the Group's network less attractive and be unwilling to purchase advertising time slots on the Group's network. As of December 31, 2013, the Group did not record a provision for this matter as management believes the possibility of adverse outcome of the matter is remote and any liability it may incur would not have a material adverse effect on its consolidated financial statements. However, it is not possible for the Group to predict the ultimate outcome and the possible range of the potential impact of failure to obtain such disclosed registrations and approvals primarily due to the lack of relevant data and information in the market in this industry in the past.

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

24.	RELATED PARTY TRANSACTIONS

(a)	Details of outstanding balances with the Group's related parties as of December 31, 2012 and 2013 were as follows:

Amount due from related parties-trading:

		As of December 31,
Name of related parties	Relationship	2012	2013

BEMC	Equity method investment of the Group	$1,310	$187
		$1,310	$187

The amount due from BEMC represents the uncollected advertising revenues earned from BEMC as of December 31, 2012 and 2013, respectively.

Amount due to related parties-trading:

		As of December 31,
Name of related parties	Relationship	2012	2013

BEMC	Equity method investment of the Group	$447	$-
		$447	$-

The amount due to BEMC represents the deposits received for publishing advertisement, which has been paid back as of December 31, 2013.

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars in thousands, except share data)

24.	RELATED PARTY TRANSACTIONS - continued

(b)	Details of related party transactions occurred for the years ended December 31, 2011, 2012 and 2013 were as follows:

Advertising revenues earned from:

		For the years ended December 31
Name of related parties	Relationship	2011	2012	2013

BEMC	Equity method investment of the Group	$179	$1,852	$681
Zhangshangtong	Cost method investment of the Group	27	-	-
		$206	$1,852	$681

AirMedia GROUP INC.

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS

(In U.S. dollars in thousands, except share related data)

	As of December 31,
	2012	2013
Assets
Current assets
Cash and cash equivalents	$196	$14
Investment in subsidiaries	60,514	93,416
Amount due from subsidiaries	181,204	181,245
Other current assets	778	335
TOTAL ASSETS	242,692	275,010

Liabilities
Current liabilities
Amount due to subsidiaries	421	3,652
Accrued expenses and other current liabilities	395	392
Total liabilities	816	4,044

Equity
Ordinary Shares ($0.001 par value; 900,000,000 shares authorized in 2012 and 2013; 127,662,057 shares and 127,662,057 shares issued as of December 31, 2012 and 2013, respectively; 122,112,485 shares and 119,134,135 shares outstanding as of December 31, 2012 and 2013, respectively)	128	128
Additional paid in capital	278,652	313,912
Treasury stock (5,549,572 and 8,527,922 shares as of December 31, 2012 and 2013, respectively)	(7,035)	(9,860)
Accumulated deficits	(62,817)	(73,443)
Accumulated other comprehensive income	32,948	40,229

Total equity	241,876	270,966

TOTAL LIABILITIES AND EQUITY	$242,692	$275,010

AirMedia GROUP INC.

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF OPERATIONS

(In U.S. dollars in thousands)

	For the years ended December 31,
	2011	2012	2013
Operating expenses
Selling and marketing	$(1,421)	$(859)	$-
General and administrative	(3,471)	(3,282)	(2,239)
Total operating expenses	(4,892)	(4,141)	(2,239)
Investment loss in subsidiaries	(4,795)	(28,587)	(8,387)
Interest income	91	-	-
Net loss attributable to holders of ordinary shares	$(9,596)	$(32,728)	$(10,626)

AirMedia GROUP INC.

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(In U.S. dollars in thousands)

	For the years ended December 31,
	2011	2012	2013

Net loss	$(9,596)	$(32,728)	$(10,626)
Other comprehensive income, net of tax:
Change in cumulative foreign currency translation adjustment	12,381	2,214	7,281

Comprehensive income/ (loss) attributable to Parent Company	$2,785	$(30,514)	$(3,345)

AirMedia GROUP INC.

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CHANGES IN EQUITY

(In U.S. dollars in thousands, except share related data)

						Accumulated
						other
	Ordinary shares		Additional	Treasury	Accumulated	comprehensive	Total
	Shares	Amount	paid in capital	stock	deficits	income	equity

Balance as of January 1, 2011	131,905,011	132	277,676	-	(20,493)	18,353	275,668
Ordinary shares issued for share based compensation	138,416	-	229	-	-	-	229
Share repurchase	(4,381,370)	(4)	(7,369)	-	-	-	(7,373)
Treasury stock	(2,414,460)	-	-	(3,775)	-	-	(3,775)
Share-based compensation	-	-	4,614	-	-	-	4,614
Foreign currency translation adjustment	-	-	-	-	-	12,381	12,381
Net loss	-	-	-	-	(9,596)	-	(9,596)

Balance as of December 31, 2011	125,247,597	$128	$275,150	$(3,775)	$(30,089)	$30,734	$272,148

Ordinary shares issued for share based compensation	137,166	-	-	161	-	-	161
Share repurchase as treasury stock	(3,272,278)	-	-	(3,421)	-	-	(3,421)
Share-based compensation	-	-	3,502	-	-	-	3,502
Foreign currency translation adjustment	-	-	-	-	-	2,214	2,214
Net loss	-	-	-	-	(32,728)	-	(32,728)

Balance as of December 31, 2012	122,112,485	$128	$278,652	$(7,035)	$(62,817)	$32,948	$241,876

Ordinary shares issued for share based compensation	18,400	-	-	21	-	-	21
Share repurchase as treasury stock	(2,996,750)	-	-	(2,846)	-	-	(2,846)
Share-based compensation	-	-	1,251	-	-	-	1,251
Foreign currency translation adjustment	-	-	-	-	-	7,281	7,281
Capital contribution from non-controlling interests	-	-	39,825	-	-	-	39,825
Acquisition of non-controlling interests	-	-	(5,816)	-	-	-	(5,816)
Net loss	-	-	-	-	(10,626)	-	(10,626)

Balance as of December 31, 2013	119,134,135	$128	$313,912	$(9,860)	$(73,443)	$40,229	$270,966

AirMedia GROUP INC.

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CASH FLOWS

(In U.S. dollars in thousands)

	For the years ended December 31,
	2011	2012	2013
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(9,596)	$(32,728)	$(10,626)
Investment loss in subsidiaries	4,795	28,587	8,387
Share-based compensation	4,614	3,502	1,251

CHANGES IN WORKING CAPITAL ACCOUNTS
Other current assets	16	(597)	444
Accounts payable	36	(40)	-
Accrued expenses and other current liabilities	(697)	(421)	(3)
Amount due to subsidiaries	25	265	3,231
Amount due from subsidiaries	482	2,497	(41)

Net cash (used in) provided by operating activities	(325)	1,065	2,643

CASH FLOWS FROM INVESTING ACTIVITIES
Payment for contingent consideration in connection with a business combination	(2,966)	-	-

Net cash used in investing activities	(2,966)	-	-

CASH FLOWS FROM FINANCING ACTIVITIES
Share repurchase	(7,373)	-	-
Cash paid for treasury stock	(3,775)	(3,421)	(2,846)
Proceeds from exercises of stock options	229	161	21

Net cash used in financing activities.	(10,919)	(3,260)	(2,825)

Net decrease in cash	(14,210)	(2,195)	(182)
Cash, at beginning of year	16,601	2,391	196

Cash, at end of year	$2,391	$196	$14

AirMedia GROUP INC.

NOTES TO ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

FINANCIAL INFORMATION OF PARENT COMPANY

(In U.S. dollars in thousands)

Notes:

1.	basis for preparation

The condensed financial information of the parent company, AirMedia Group Inc., only has been prepared using the same accounting policies as set out in the Group's consolidated financial statements except that the parent company has used equity method to account for its investment in its subsidiaries, AM Technology, Shenzhen AM, Xi'an AM and Glorious Star, and its VIEs, Shengshi Lianhe, AM Advertising, AirMedia UC and AM Yuehang, and VIEs' subsidiaries, AirTV United, AM Film, Flying Dragon, AM Wenzhou, Weimei Lianhe, Hainan Jinhui, AM Jiaming, AM Jinshi, TJ Jinshi, TJ AM, Dongding, AM Outdoor, GreatView Media, AM Jinsheng, GZ Meizheng and AM Tianyi.

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

