Form 20-F
period 2014-12-31
AIRMEDIA GROUP INC.
filed 2015-04-24
CIK 1413745

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

Not Applicable

(Translation of Registrant's name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

17/F, Sky Plaza
No. 46 Dongzhimenwai Street
Dongcheng District, Beijing 100027
The People's Republic of China

(Address of principal executive offices)

Richard Wu
Chief Financial Officer
AirMedia Group Inc.
17/F, Sky Plaza
No. 46 Dongzhimenwai Street
Dongcheng District, Beijing 10027
The People's Republic of China
Phone:+86 10 8460 8181
Email: richardwu@airmedia.net.cn

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 127,662,057 shares issued, with 119,942,413 shares outstanding and 7,719,644 shares in treasury stock, par value $0.001 per share, as of December 31, 2014.

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☒	Non-Accelerated Filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☒

International Financial Reporting Standards as issued by the International Accounting Standards Board      ☐

Other	☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

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

AIRMEDIA GROUP INC.

Annual Report on Form 20-F

i

USE OF CERTAIN DEFINED TERMS

Except as otherwise indicated by the context, in this annual report:

•	"ADS" refers to our American depositary shares, each of which represents two ordinary shares;

•	"China" or "PRC" refers to the People's Republic of China, excluding, for the purpose of this annual report only, Hong Kong, Macau and Taiwan;

•	"ordinary shares" refers to our ordinary shares, par value US$0.001 per share;

•	"RMB" or "Renminbi" refers to the legal currency of China;

•	"U.S. dollars", "$", "US$" or "dollars" refers to the legal currency of the United States;

•	"VIEs" means our variable interest entities; and

•	"we", "us", "our", the "Company" or "AirMedia" refers to the combined business of AirMedia Group Inc., its consolidated subsidiaries, its VIEs and VIEs' subsidiaries.

Although AirMedia does not directly or indirectly own any equity interests in its consolidated VIEs or their subsidiaries, AirMedia is the primary beneficiary of and effectively controls these entities through a series of contractual arrangements with these entities and their record owners. We have consolidated the financial results of these VIEs and their subsidiaries in our consolidated financial statements in accordance with the Generally Accepted Accounting Principles in the United States, or U.S. GAAP. See "Item 4. Information on the Company—C. Organizational Structure," "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions" and "Item 3. Key Information—D. Risk Factors" for further information on our contractual arrangements with these parties.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains statements of a forward-looking nature. These statements are made under the "safe harbor provisions" of the U.S. Private Securities Litigation Reform Act of 1995.

You can identify these forward-looking statements by words or phrases such as "may", "will", "expect", "anticipate", "aim", "estimate", "intend", "plan", "believe", "likely to" or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include but are not limited to:

•	our growth strategies;

•	our future business development, results of operations and financial condition;

•	our plans to expand our travel advertising network into additional locations, airports, airlines and areas outside of air travel;

•	our plans to expand our advertising network into other out-of-home advertising platforms such as billboards, light boxes and LED screens located at gas stations, large LED screens at selected airports and in-flight and on-train internet platforms;

•	competition in the advertising industry and the air and train travel advertising industries in China;

•	the expected growth in consumer spending, average income levels and advertising spending levels;

•	the growth of the air and train travel sectors in China; and

•	PRC governmental policies relating to the advertising industry.

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

Selected Consolidated Financial Data

The following table represents our selected consolidated financial information. The selected consolidated statements of operations data for the years ended December 31, 2012, 2013 and 2014 and the consolidated balance sheet data as of December 31, 2013 and 2014 have been derived from our audited consolidated financial statements, which are included in this annual report. The selected consolidated statements of operations data for the years ended December 31, 2010 and 2011 have been derived from our audited financial statements for the relevant periods, which are not included in this annual report. The selected consolidated balance sheet data as of December 31, 2010, 2011 and 2012 have been derived from our audited financial statements for the relevant periods, which are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

These selected consolidated financial data below should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and related notes included elsewhere in this annual report and "Item 5. Operating and Financial Review and Prospects" below. Our historical results do not necessarily indicate results expected for any future periods.

	Years Ended December 31,
	2010	2011	2012	2013	2014
	(In thousands of U.S. Dollars, except share, per share and per ADS data)
Consolidated Statements of Operations Data:
Revenues:
Air Travel Media Network
Digital frames in airports	$113,196	$126,539	$137,342	$152,346	$138,527
Digital TV screens in airports	28,905	21,937	13,731	14,110	13,286
Digital TV screens on airplanes	27,564	26,734	26,612	16,160	16,212
Traditional media in airports	48,418	73,535	83,478	64,845	56,723
Other revenues in air travel	4,063	6,416	7,346	9,183	6,395
Gas Station Media Network	3,664	12,873	14,217	12,726	11,164
Other Media	10,650	9,787	10,239	7,146	13,564
Total revenues	236,460	277,821	292,965	276,516	255,871
Business tax and other sales tax	(5,955)	(7,197)	(6,223)	(4,250)	(3,390)
Net revenues	230,505	270,624	286,742	272,266	252,481
Cost of revenues	(197,908)	(244,470)	(250,606)	(244,673)	(235,835)
Gross profit	32,597	26,154	36,136	27,593	16,646
Operating expenses:
Selling and marketing (including share-based compensation of $2,424, $1,422, $859, nil and $144 in 2010, 2011, 2012, 2013 and 2014, respectively)	(18,112)	(18,238)	(17,995)	(20,069)	(25,067)
General and administrative (including share-based compensation of $5,547, $3,192, $2,643, $1,251 and $1,215 in 2010, 2011, 2012, 2013 and 2014, respectively)	(24,646)	(22,004)	(21,842)	(25,723)	(26,337)
Impairment of goodwill	—	(1,003)	(20,611)	—	—
Impairment of intangible assets	(1,000)	(656)	(9,583)	—	—
Total operating expenses	(43,758)	(41,901)	(70,031)	(45,792)	(51,404)
Loss from operations	(11,161)	(15,747)	(33,895)	(18,199)	(34,758)
Interest income	694	1,242	1,355	1,213	1,340
Gain on remeasurement of fair value of cost and equity method investments (net)	919	—	—	—	—
Other income, net	940	1,848	2,770	3,822	2,214
Loss before income taxes	(8,608)	(12,657)	(29,770)	(13,164)	(31,204)
Income tax benefits/ (expenses)	735	(266)	(2,493)	1,713	(430)
Loss before share of loss on equity method investments	(7,873)	(12,923)	(32,263)	(11,451)	(31,634)
Share of income/(loss) on equity method investments	290	243	22	(69)	(192)
Net loss	(7,583)	(12,680)	(32,241)	(11,520)	(31,826)
Less: Net (loss)/ income attributable to noncontrolling interests	(2,666)	(3,084)	487	(894)	(6,131)
Net loss attributable to AirMedia Group Inc.'s shareholders	$(4,917)	$(9,596)	$(32,728)	$(10,626)	$(25,695)
Net loss attributable to AirMedia Group Inc.'s shareholders per ordinary share—basic	$(0.04)	$(0.07)	$(0.26)	$(0.09)	$(0.22)
Net loss attributable to AirMedia Group Inc.'s shareholders per ordinary share—diluted	$(0.04)	$(0.07)	$(0.26)	$(0.09)	$(0.22)
Net loss attributable to AirMedia Group Inc.'s shareholders per ADS—basic(1)	$(0.07)	$(0.15)	$(0.53)	$(0.18)	$(0.43)
Net loss attributable to AirMedia Group Inc.'s shareholders per ADS—diluted(1)	$(0.07)	$(0.15)	$(0.53)	$(0.18)	$(0.43)
Weighted average shares used in calculating net loss per ordinary share—basic	131,252,115	129,537,955	124,269,245	120,386,635	119,304,773
Weighted average shares used in calculating net loss per ordinary share—diluted	131,252,115	129,537,955	124,269,245	120,386,635	119,304,773

(1)	Each ADS represents two ordinary shares.

The following table presents a summary of our consolidated balance sheet data as of December 31, 2010, 2011, 2012, 2013 and 2014:

	As of December 31,
	2010	2011	2012	2013	2014
	(In thousands of U.S. Dollars)
Balance Sheet Data:
Cash	$106,505	$112,734	$73,634	$59,652	$67,437
Total assets	347,186	361,468	343,867	402,791	395,597
Total liabilities	70,470	91,410	104,432	111,448	126,725
Total AirMedia Group Inc.'s shareholders' equity	275,668	272,148	241,876	270,966	248,736
Noncontrolling interests	1,048	(2,090)	(2,441)	20,377	20,136
Total equity	$276,716	$270,058	$239,435	$291,343	$268,872

Exchange Rate Information

Our reporting and financial statements are expressed in the U.S. dollar, which is the reporting and functional currency of our Cayman Islands parent company. However, substantially all of the revenues and expenses of our consolidated operating subsidiaries and VIEs are denominated in RMB. The conversion of RMB into U.S. dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.2046 to US$1.00, the noon buying rate in effect as of December 31, 2014. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case maybe, at any particular rate, the rates stated below, or at all. The Chinese government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange. On April 17, 2015, the noon buying rate was RMB6.1976 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

	Noon Buying Rate (1)
	Period-End	Average (2)	Low	High
Period	(RMB per US$1.00)

2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
October	6.1124	6.1251	6.1385	6.1107
November	6.1429	6.1249	6.1429	6.1117
December	6.2046	6.1886	6.2256	6.1490
2015
January	6.2495	6.2181	6.2535	6.1870
February	6.2695	6.2518	6.2695	6.2399
March	6.1990	6.2343	6.2741	6.1955
April (through April 17, 2015)	6.1976	6.2010	6.2152	6.1976

(1)	The exchange rates reflect the noon buying rates as set forth in the H.10 statistical release of the Federal Reserve Board.

(2)	Annual averages are calculated from the average of the exchange rates on the last day of each month during the period.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We have incurred net losses for certain periods in the past. We pay concession fees to airports for placing and operating our digital displays, to airlines for placing our programs on their digital TV screens, to airports and gas stations for placing and operating our advertisements on traditional media platforms such as light boxes and billboards, and to train administration authorities for Wi-Fi system installation and operation rights. These fees constitute a significant part of our cost of revenues and are mostly fixed under the concession rights contracts with an escalation clause; payments are usually due three or six months in advance. However, our revenues may fluctuate significantly from period to period for various reasons. For instance, when new concession rights contracts are signed during a period, additional concession fees are incurred immediately, but it may take some time for us to create revenues from these concession rights contracts because it takes time to find advertisers for the time slots and locations made available under these new contracts. If our revenues decrease in a given period, we may be unable to reduce our cost of revenues as a significant part of our cost of revenues is fixed, which could materially and adversely affect our business and results of operations and lead to a net loss for that period.

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

We began our business operations in August 2005. Our limited operating history may not provide a meaningful basis for you to evaluate our business, financial performance and prospects. It is also difficult to evaluate the viability of our air travel advertising network because we do not have sufficient experience to address the risks frequently encountered by early stage companies using new forms of advertising media and entering new and rapidly evolving markets. Certain members of our senior management team have worked together for only a relatively short period of time and it may be difficult for you to evaluate their effectiveness, on an individual or collective basis, and their ability to address future challenges to our business. Because of our limited operating history, we may not be able to:

•	preserve our market position in the air travel advertising market in China;

•	manage our relationships with airports, airlines and railway authorities to retain existing concession rights contracts and obtain new concession rights contracts on commercially advantageous terms or at all;

•	retain existing and acquire new advertisers and third party content providers;

•	secure a sufficient number of low-cost hardware for our advertising business from our suppliers;

•	manage our expanding operations, including effectively integrating acquired businesses;

•	successfully expand into other advertising media platforms, including traditional media platforms in airports, gas station media platforms, outdoor media platforms and in-flight media platforms;

•	successfully expand into other non-advertising business, including in-flight and on-train internet business;

•	respond to competitive market conditions;

•	respond to changes in the PRC regulatory regime;

•	maintain adequate control of our costs and expenses; or

•	attract, train, motivate and retain qualified personnel.

If advertisers or the viewing public do not accept, or lose interest in, our air travel advertising network, we may be unable to generate sufficient cash flow from our operating activities and our business and results of operations could be materially and adversely affected.

The market for air travel advertising network in China is relatively new and its potential is uncertain. We compete for advertising spending with many forms of more established advertising media such as television, print media, Internet and other types of out-of-home advertising. Our success depends on the acceptance of our air travel advertising network, including our in-flight media platforms, by advertisers and their interest in this medium as a part of their advertising strategies. In this annual report, the term "advertisers" refer to the ultimate brand-owners whose brands and products are being publicized by our advertisements, including both advertisers that purchase advertisements directly from us and advertisers that do so through third-party advertising agencies. Our advertisers may elect not to use our services if they believe that consumers are not receptive to our media network or that our network is not a sufficiently effective advertising medium. If consumers find our network to be disruptive or intrusive, airports and airplane companies may refuse to allow us to operate our air travel advertising network in airports or to place our programs on airplanes, and our advertisers may reduce spending on our network.

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

In 2014, the top three industries that advertise on our network were automobile, high-end food and beverages and domestic electric appliances based on revenues derived from advertisers in these industries. Any significant or prolonged slowdown or decline of the economy of China, countries like Japan or the overall global economy will affect consumers' disposable income and consumer spending in these industries, and lead to a decrease in demand for our services. Furthermore, the campaign launched by the Chinese government to curb waste by officials may also lead to decrease in demand for products of our key customers and in turn adversely affect demand for our services.

We derive a significant portion of our revenues from the provision of air travel advertising services. A contraction in the air travel advertising industry in China may materially and adversely affect our business and results of operations.

Substantially all of our historical revenues have been and a significant portion of our expected future revenues will be generated from the provision of air travel advertising services, in particular through the display of advertisements on stand-alone digital frames and mega-size LED screens located in airports. Most of our traditional advertising media platforms, such as billboards and painted advertisements on gate bridges and light boxes, and other displays, such as logo displays, are located in or near airports. A contraction in air travel advertising industry in China could have a material adverse effect on our business and results of operations.

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

We may also be unable to retain or renew concession rights contracts when they expire. Most of our concession rights contracts to operate advertising media in airports and on airplanes typically have terms ranging from one to five years, with no automatic renewal provisions. As of December 31, 2014, we had in total approximately 51 concession rights contracts to be renewed in the next twelve months, with aggregated concession fees of approximately $433 million. We cannot assure you that we will be able to renew any or all of these contracts when they expire, and the terms of any renewal may not be commercially advantageous to us. The concession fees that we incur under our concession rights contracts comprise a significant portion of our cost of revenues, but airports and airlines tend to increase concession fees overtime, so as some of our concession rights contracts terminate, we may experience a significant increase in our costs of revenues when we renew these contracts. If we cannot pass increased concession costs onto our advertisers through rate increases, our earnings and our results of operations could be materially and adversely affected. In addition, many of our concession rights contracts to operate in airports and on airplanes contain provisions granting us certain exclusive concession rights. We cannot assure you that we will be able to retain these exclusivity provisions when we renew these contracts. If we were to lose exclusivity, our advertisers may decide to advertise with our competitors or otherwise reduce their spending on our network and we may lose market share.

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

A significant portion of our revenues has been derived from the five largest airports in China. If any of these airports experiences a material business disruption or if there are changes in our arrangements with these airports, we may incur substantial losses of revenues.

We derived a significant portion of our total revenues in 2014 from the five largest airports in China: Beijing Capital International Airport, Guangzhou Baiyun International Airport, Shanghai Pudong International Airport, Shanghai Hongqiao Airport, and Chengdu Shuangliu International Airport. A material business disruption, major construction or renovation or natural disaster affecting any of the airports in our network could negatively affect our advertising media in such airport or materially limit where we can place our advertising media.

We expect these abovementioned airports to continue to contribute a significant portion of our revenues in the foreseeable future. If there were a material business disruption in any of these airports, we would likely lose a substantial amount of revenues.

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

When our current advertising network of digital frames, digital TV screens, mega-size LEDs, light boxes and LED screens becomes saturated in the major airports, airlines, gas stations and other locations where we operate, we may be unable to offer additional time slots or locations to satisfy all of our advertisers' needs, which could hamper our ability to generate higher levels of revenues and profitability over time.

When our network of digital frames, digital TV screens, mega-size LEDs, light boxes and LED screens becomes saturated in any particular airport, airline, gas stations and other locations where we operate, we may be unable to offer additional advertising time slots or locations to satisfy all of our advertisers' needs. We would need to increase our advertising rates for advertising in such airports, airlines or other locations to increase our revenues. However, advertisers may be unwilling to accept rate increases, which could hamper our ability to generate higher levels of revenues over time. In particular, the utilization rates of our advertising time slots and locations in the five largest airports and on the three largest airlines in China are higher than those in other network airports or on other airlines, and saturation or oversaturation of digital frames and digital TV screens in these airports or airlines could have a material adverse effect on our growth prospects.

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

Our growth strategy also includes expansion into other media outside of airports, such as gas station LED sreens and other out-of-home media type.

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

Applicable PRC regulations promulgated by the State Administration for Industry and Commerce, or the SAIC, specify that advertisements placed inside or outside of the "departure halls" of airports are considered outdoor advertisements and must be registered with local SAIC offices by "advertising distributors." According to the Outdoor Advertising Registration Administrative Regulations, or the Outdoor Regulations, which were issued by the SAIC and became effective on July 1, 2006, if we fail to comply with such requirements, we may be ordered by the local SAIC office to (1) forfeit the relevant advertising income, (2) pay an administrative fines of up to RMB30,000 and (3) register the advertisements within a set period. If we fail to register these advertisements within the required timeframe, the relevant local SAIC office may require us to discontinue the relevant advertisements where the required advertising registration has not been obtained. We understand that these Outdoor Regulations apply to our operations, and intend to register with the relevant local SAIC offices if requested by the local SAIC offices or any specific airport authorities; so far we have registered and received outdoor advertising licenses for our advertisements in Beijing Capital International Airport, Shanghai Pudong International Airport, Shanghai Hongqiao Airport, Shenyang Taoxian International Airport and Changchun Longjia International Airport, and our registrations have been approved by the SAIC offices in four other cities and provinces where we have operations for our advertisements in the airports of those regions. However, we cannot assure you that we will obtain all applicable registration certificates in compliance with the outdoor advertisement provisions due to the uncertainty in the implementation and enforcement of the regulations promulgated by the SAIC. If we are found to be in violation of the Outdoor Regulations, we may be subject to any or all of the penalties set forth above, including forfeiture of relevant income and the payment of administrative fines.

If we fail to obtain approvals for the inclusion of non-advertising content in our programs broadcast in digital TV screens on airplanes, we may be unable to continue to include such non-advertising content in our programs, which may cause our revenues to decline and our business and prospects to deteriorate.

Most of the digital TV screens in our network include programs that consist of both advertising content and non-advertising content. The State Administration of Radio, Film and Television, or the SARFT, issued a circular which stated that displaying audio-video programs such as television news, films and television shows, sports, technology and entertainment through public audio-video systems located in automobiles, buildings, airports, bus or train stations, shops, banks, hospitals and other outdoor public systems must be approved by the SARFT.

The relevant authority in China has not promulgated any implementation rules on the procedure of applying for the requisite approval pursuant to this circular. We intend to obtain such approval for our non-advertising content, but we cannot assure you that we will be able to obtain such approval in compliance with this circular, or at all. In January 2014, we entered into a strategic partnership with China Radio International Oriental Network (Beijing) Co., Ltd, or CRION, which manages the internet TV business of China International Broadcasting Network, to operate the CIBN-AirMedia channel to broadcast network TV programs to air travelers in China. According to the terms of the cooperation arrangement with CRION, during the cooperation period from 2014 to 2024, CRION shall obtain and, from time to time, be responsible for obtaining any approval, license and consent regarding the regulation of broadcasting and television from relevant authorities. We believe that CRION has obtained the necessary approvals, licenses and consents. However, there is no assurance that CRION will be able to maintain the requisite approval or we will be able to renew the contract with CRION when it expires. If the requisite approval is not obtained, we will be required to eliminate non-advertising content from the programs displayed on our digital TV screens and advertisers may find our network less attractive and be unwilling to purchase advertising time slots and locations on our network, which may in turn cause our revenues to decline and our business and prospects to deteriorate.

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

A limited number of advertisers historically accounted for a significant portion of our revenues. Our top five advertisers collectively accounted for approximately 32.7%, 26.0% and 28.8% of our total revenues in the years ended December 31, 2012, 2013 and 2014, respectively. Our largest advertisers have changed from year to year primarily because of our limited operating history and rapid growth, broadened advertiser base and increased sales. However, given our limited operating history and the rapid growth of our competition, we cannot assure you that we will not be dependent on a small number of advertisers in the future.

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

The market for air travel advertising requires us to continuously identify new advertising trends and the technological needs of both advertisers and consumers, which may require us to develop new formats, features and enhancements for our advertising network. We currently play advertisements on digital frames through wireless networks and on digital TV screens on our network airplanes mostly through video tapes. We may be required to incur development and acquisition costs to keep pace with new technology needs, but we may not have the financial resources necessary to fund and implement future technological innovations or to replace obsolete technology. We may also fail to respond to changing technology needs altogether.

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

We face significant competition in the PRC advertising industry. We compete for advertisers primarily on the basis of network size and coverage, location, price, program quality, the range of services offered and brand recognition. We compete for advertising dollars spent in the air travel advertising industry. We also compete for overall advertising spending with other alternative advertising media, such as Internet, street facilities, billboard and public transport advertising, and with traditional advertising media such as newspapers, television, magazines and radio. While we enjoy a large share of the market of the digital frames and digital TV screens on airplanes, we compete and will continue to compete with other media advertising platforms for which we do not have exclusivity, including billboards and light boxes. We may also face competition from new entrants into air travel advertising in the future.

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

Our results of operations are directly linked to the demand for air travel, which fluctuates greatly from period to period, and is subject to seasonality due to holiday travel and weather conditions as well as many other factors, including the following:

•	Downturns in the economy. Business travel is one of the primary drivers of the air travel industry and it tends to increase in times of economic growth and decrease in times of economic slowdown. A decrease in air passengers in China could lead to lower advertiser spending on our air travel advertising network.

•	Plane crashes or other accidents. An aircraft crash or other accident, such as those in 2014 involving certain Asian-based airlines, could create a public perception that air travel is not safe or reliable, which could result in air travelers being reluctant to fly. Significant aircraft delays due to capacity constraints, weather conditions or mechanical problems could also reduce demand for air travel, especially for shorter domestic flights.

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

Our acquisition strategy also depends on our ability to obtain necessary government approvals. See "– Risks Related to Doing Business in China – The M&A Rule sets forth complex procedures for acquisitions conducted by foreign investors which could make it more difficult to pursue growth through acquisitions."

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

If one or more of our senior executives and other key employees were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all. If any of our senior executives and other key employees joins a competitor or forms a competing company, we may lose advertisers, suppliers, key professionals and staff members. Each of our executive officers and other key employees has entered into an employment agreement with us which contains non-competition provisions. However, if any dispute arises between any of our executive officers and other key employees and us, we cannot assure you the extent to which any of these agreements could be enforced in China, where most of these executive officers and other key employees reside, in light of the uncertainties with China's legal system. See "—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could limit the legal protections available to us or result in substantial costs and the diversion of resources and management attention."

Failure to maintain an effective system of internal control over financial reporting and effective disclosure controls and procedures could have a material and adverse effect on the trading price of our ADSs.

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on such company's internal control over financial reporting in its annual report, which must also contain management's assessment of the effectiveness of the company's internal control over financial reporting. In addition, an independent registered public accounting firm must attest to the effectiveness of the company's internal control over financial reporting. SEC rules also require every public company to include a management report containing management's assessment of the effectiveness of such company's disclosure controls and procedures in its annual report.

Our management has concluded that our internal control over financial reporting and disclosure controls and procedures were effective as of December 31, 2014. Our independent registered public accounting firm has issued an audit report stating that we maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014. However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting. This could negatively affect the reliability of our financial information and reduce investors' confidence in our reported financial information, which in turn could result in lawsuits being filed against us by our shareholders, otherwise harm our reputation or negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements of the Sarbanes-Oxley Act.

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

In addition, our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

•	investors' perception of, and demand for, securities of alternative advertising media companies;

•	conditions of the market;

•	our future results of operations, financial condition and cash flows; and

•	PRC governmental regulation of foreign investment in advertising services companies in China.

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

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

Our business could be materially and adversely affected by natural disasters or the outbreak of health epidemic. Any such occurrences could cause severe disruption to our daily operations, and may even require a temporary closure of our facilities. In August 2014, a strong earthquake hit part of Yunnan province in south, and resulted in significant casualties and property damage. While we did not suffer any loss or experience any significant increase in cost resulting from these earthquakes, if a similar disaster were to occur in the future affecting Beijing or another city where we have major operations in China, our operations could be materially and adversely affected due to loss of personnel and damages to property. In addition, any outbreak of avian flu, severe acute respiratory syndrome (SARS), influenza A (H1N1), H7N9, Ebola, or other adverse public health epidemic in China may have a material and adverse effect on our business operations. These occurrences could require the temporary closure of our offices or prevent our staff from traveling to our customers’ offices to provide services. Such closures could severely disrupt our business operations and adversely affect our results of operations. These occurrences could reduce air and train travelling in China and adversely affect the results of operations of our related business.

RISKS RELATED TO OUR CORPORATE STRUCTURE

If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with PRC governmental restrictions on foreign investment in the advertising industry and in the operating of non-advertising content, our business could be materially and adversely affected.

Substantially all of our operations are conducted through contractual arrangements with our consolidated VIEs in China: AirMedia Group Co., Ltd, or AM Advertising, Beijing Shengshi Lianhe Advertising Co., Ltd., or Shengshi Lianhe, Beijing AirMedia Jiaming Advertising Co., Ltd. (formerly known as Beijing AirMedia UC Advertising Co., Ltd.), or Jiaming Advertising, and Beijing Yuehang Digital Media Advertising Co., Ltd., or AM Yuehang. Although the Foreign-invested Advertising Enterprise Management Regulations, or the Foreign-invested Advertising Regulations, which became effective on October 1, 2008, currently permit 100% foreign ownership of companies that provide advertising services, subject to approval by relevant PRC government authorities, these regulations also require any foreign entities that establish a wholly owned advertising company must have at least three years of direct operations in the advertising industry outside of China. In addition, the Foreign Investment Industrial Guidance Catalogue (revised in 2015), which became effective on April 10, 2015, stated that television program production and operation companies fall into the category of a prohibited foreign investment industry. We believe that these regulations apply to our business and are therefore carrying out the portions of our business that involve the production of non-advertising content through our VIEs. Our wholly owned Hong Kong subsidiary AM China, the 100% shareholder of AM Technology, Shenzhen AM and Xi'an AM, has been operating an advertising business in Hong Kong since 2008, and thus it is allowed to directly invest in advertising business in China. In December 2014, we transferred 100% equity interest in Shenzhen AM to AM China to provide advertising services in China directly. We are in the process of revising the scope of business of Shenzhen AM to include advertising. Once the business scope of Shenzhen AM is revised, we intend to gradually shift our advertising business to Shenzhen AM, and thus to gradually reduce our reliance on the current VIE structure. Our advertising business is currently primarily provided through our contractual arrangements with our four consolidated VIEs in China. These entities directly operate our advertising network, enter into concession rights contracts and sell advertising time slots and locations to our advertisers. We have contractual arrangements with these VIEs pursuant to which we, through AM Technology, provide technical support and consulting services to these entities. We also have agreements with our VIEs and each of their shareholders that provide us with the substantial ability to control these entities. In April 2015, however, we entered into an agreement with Shenzhen Liantronics, Co., Ltd., or Liantronics, an unrelated third party to transfer 5% interest of AM Advertising to Liantronics, and we cannot guarantee you that Liantronics, as a third party unrelated to us, would enter into similar VIE arrangements with us. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements."

In the opinion of Commerce & Finance Law Offices, our PRC counsel, the VIE arrangements between AM Advertising and our consolidated VIEs are in compliance with PRC law and are valid, binding and legally enforceable. However, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements and if the shareholders of the VIEs were to reduce their interest in us, their interests may diverge from ours and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIEs not to pay the service fees when required to do so.

Our ability to control the VIEs also depends on the power of attorney AM Technology has to vote on all matters requiring shareholder approval in the VIEs. As noted above, we believe this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

In addition, if the PRC government were to find that the VIE arrangements do not comply with PRC governmental restrictions on foreign investment in the advertising industry and in the operating of non-advertising content, or if the legal structure and contractual arrangements were found to be in violation of any other existing PRC laws and regulations, the PRC government could:

•	revoke the business and operating licenses of the our PRC subsidiaries and affiliates;

•	discontinue or restrict the our PRC subsidiaries' and affiliates' operations;

•	impose conditions or requirements with which we or our PRC subsidiaries and affiliates may not be able to comply; or

•	require us or our PRC subsidiaries and affiliates to restructure the relevant ownership structure or operations.

While we do not believe that any penalties imposed or actions taken by the PRC government would result in the liquidation of us, AM Technology, or the VIEs, the imposition of any of these penalties may result in a material and adverse effect on our ability to conduct the our business. In addition, if the imposition of any of these penalties causes us to lose the power to direct the activities of the VIEs (and VIEs' subsidiaries) that most significantly impact the VIEs (and VIEs' subsidiaries) economic performance or the right to receive substantially all of the benefits from the VIEs (and VIEs' subsidiaries), we would no longer be able to consolidate the VIEs (and VIEs' subsidiaries).

In January 2015, the Ministry of Commerce of the PRC, or the MOFCOM, released for public comments a proposed PRC law regarding foreign invested enterprises, or the Draft FIE Law, which includes VIEs within the scope of entities that could be considered to be foreign invested enterprises, or FIEs, and may be subject to restrictions under existing PRC law on foreign investment in certain categories of industries. Specifically, the Draft FIE Law introduces the concept of “actual control” for determining whether an entity is considered to be an FIE. In addition to control through direct or indirect equity ownership, the Draft FIE Law includes control through contractual arrangements within the definition of “actual control.” If the Draft FIE Law is passed by the People’s Congress of the PRC and goes into effect in its current form, these provisions regarding control through contractual arrangements could be construed to reach our VIE arrangements, and our VIEs might be found as controlled by foreign investors. As a result, our VIEs could become explicitly subject to the current restrictions on foreign investment in certain categories of industry. The Draft FIE Law includes provisions that would exempt from the definition of FIEs certain entities where the ultimate controlling shareholders are either entities organized under PRC law or individuals who are PRC citizens. The Draft FIE Law is silent as to what type of enforcement action might be taken against existing VIEs that operate in restricted or prohibited industries and are not controlled by entities organized under PRC law or individuals who are  PRC citizens.  If the contractual arrangements establishing our VIE structure are found to be in violation of any existing law and regulations or future PRC laws and regulations or under the Draft FIE Law if it becomes effective, the relevant PRC government authorities will have broad discretion in dealing with such violation, including, without limitation, levying fines, confiscating our income or the income of our affiliated Chinese entities, revoking our business licenses or the business licenses of our affiliated Chinese entities, requiring us and our affiliated Chinese entities to restructure our ownership structure or operations and requiring us or our affiliated Chinese entities to discontinue any portion or all of our value-added telecommunications, air-ticketing, travel agency or advertising businesses. Any of these actions could cause significant disruption to our business operations, and have a severe adverse impact on our cash flows, financial position and operating performance. If the imposing of these penalties causes us to lose our rights to direct the activities of and receive economic benefits from our VIEs, which in turn may restrict our ability to consolidate and reflect in our financial statements the financial position and results of operations of our VIEs.

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

Certain of our directors and officers are shareholders in the VIEs, AM Advertising, Shengshi Lianhe, Jiaming Advertising, and AM Yuehang. Mr. Herman Man Guo, our chairman and chief executive officer, in addition to holding 16.00% in our company, also directly and indirectly holds approximately 76.11% of AM Advertising, 79.86% of Shengshi Lianhe and 76.20% of Jiaming Advertising. Mr. Qing Xu, our director and executive president, in addition to holding 2.16% of our company, also directly and indirectly holds approximately 11.20% of AM Advertising, 11.94% of Shengshi Lianhe and 11.27% of Jiaming Advertising. Mr. James Zhonghua Feng, our director and president, in addition to holding 3.85% of our company, also holds 80% of AM Yuehang. In addition, Mr. Guo and Mr. Xu are each a director of Jiaming Advertising, Shengshi Lianhe and AM Advertising, Mr. Guo is the legal representative of each of AM Advertising, Shengshi Lianhe and Jiaming Advertising and Mr. Feng is the sole director and legal representative of AM Yuehang. For these directors and officers, their fiduciary duties toward our company under Cayman law—to act honestly, in good faith and with a view to our best interests—may conflict with their roles in the VIEs, as what is in the best interest of the VIEs may not be in the best interests of our company or the unaffiliated public shareholders of our company.

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

Certain provisions in the contractual agreements between AM Technology and our VIEs do impose limits on the rights of the shareholders of the VIEs. For example, each of the shareholders of the VIEs has signed an irrevocable power of attorney authorizing the person designated by AM Technology to exercise its rights as shareholder, including the voting rights, the right to enter into legal documents and the right to transfer its equity interest in the VIEs. In April 2015, however, we entered into an agreement with Liantronics, an unrelated third party to transfer 5% interest of AM Advertising to Liantronics, and we cannot guarantee you that Liantronics, as a third party unrelated to us, would enter into similar VIE arrangements with us. However, we cannot assure you that when conflicts of interest arise that each of our VIEs and its respective shareholders will act completely in our interests or that conflicts of interests will be resolved in our favor, or that the above contractual provisions would be sufficient protection for us in the event that shareholders of the VIEs fail to perform under their contracts with AM Technology. In any such event, we would have to rely on legal remedies under PRC law, which may not be effective. See "—We rely on contractual arrangements with our consolidated variable interest entities and their shareholders for a substantial portion of our China operations, which may not be as effective as direct ownership in providing operational control" and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements.”

We rely on contractual arrangements with our consolidated variable interest entities and their shareholders for a substantial portion of our China operations, which may not be as effective as direct ownership in providing operational control.

We rely on contractual arrangements with AM Advertising, Shengshi Lianhe, Jiaming Advertising and AM Yuehang to operate our advertising business. For a description of these arrangements, see “Item 4. Information on the Company—C. Organizational Structure” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements.” These contractual arrangements may not be as effective as direct ownership in providing control over our VIEs. Under these contractual arrangements, if our VIEs or their shareholders fail to perform their respective obligations, we may have to incur substantial costs and resources to enforce such arrangements and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief and claiming damages, and we may not be successful.

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

The shareholders of our VIEs, each a consolidated affiliated entity of ours, have pledged all of their equity interests, including the right to receive declared dividends, in the relevant VIEs to AM Technology, our wholly-owned subsidiary. In April 2015, however, we entered into an agreement with Liantronics, an unrelated third party to transfer 5% interest of AM Advertising. We cannot guarantee you that Liantronics, as a third party unrelated to us, would enter into similar VIE arrangements with us. An equity pledge agreement becomes effective among the parties upon execution, but according to the PRC Property Rights Law, an equity pledge is not perfected as a security property right unless it is registered with the relevant local administration for industry and commerce. We have registered all executed pledges except for two pledges entered into by Mr. Xiaoya Zhang, a nominee shareholder of Shengshi Lianhe and AM Advertising. We are in the process of assembling the necessary documents for application to the relevant PRC authorities to register these pledges, and we believe that the registration will be completed in due course; however, as the registration of these pledges has not yet been completed so far, the pledges, as property rights, have not yet become effective under the PRC Property Rights Law. Before the registration procedures are completed, we cannot assure you that the effectiveness of these pledges will be recognized by PRC courts if disputes arise with respect to certain pledged equity interests or that AM Technology's interests as pledgee will prevail over those of third parties. AM Technology may not be able to successfully enforce these pledges against any third parties who have acquired property right interests in good faith in the equity interests in Shengshi Lianhe or AM Advertising. As a result, if Shengshi Lianhe or AM Advertising breaches their respective obligations under the various agreements described above, and there are third parties who have acquired equity interests in good faith, AM Technology would need to resort to legal proceedings to enforce its contractual rights under the equity pledge agreements, or the underlying agreements secured by the pledges. We do not have agreements that pledge the assets of the VIEs and their respective subsidiaries for the benefit of us or our wholly owned subsidiaries.

Contractual arrangements we have entered into among our subsidiaries and variable interest entities may be subject to scrutiny by the PRC tax authorities and a finding that we owe additional taxes could substantially increase our taxes owed and reduce our net income and the value of your investment.

Under PRC law, arrangements and transactions among related parties may be audited or challenged by the PRC tax authorities. If any transactions we have entered into among AM Technology and our VIEs are found not to be on an arm's length basis, or to result in an unreasonable reduction in tax under PRC law, the PRC tax authorities have the authority to disallow our tax savings, adjust the profits and losses of our respective PRC entities and assess late payment interest and penalties. A finding by the PRC tax authorities that we are ineligible for the tax savings we achieved would substantially increase our taxes owed and reduce our net income and the value of your investment.

We may rely principally on dividends and other distributions on equity paid by our wholly-owned operating subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our operating subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we may rely principally on dividends and other distributions on equity paid by AM Technology, Shenzhen AM and Xi'an AM for our cash requirements, including the funds necessary to service any debt we may incur. If AM Technology, Shenzhen AM or Xi'an AM incurs debt on its own behalf in the future, the instruments governing the debt may restrict the ability of these entities to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements AM Technology currently has in place with our VIEs in a manner that would materially and adversely affect AM Technology's ability to pay dividends and other distributions to us.

Furthermore, relevant PRC laws and regulations permit payments of dividends by AM Technology, Shenzhen AM and Xi'an AM only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC laws and regulations, AM Technology, Shenzhen AM and Xi'an AM are also required to set aside at least 10% of after-tax income based on PRC accounting standards each year to their general reserves until the accumulative amount of such reserves reaches 50% of their respective registered capital.

The registered capital of AM Technology, Shenzhen AM and Xi'an AM is $45.0 million, $96.4 million (approximately RMB700 million) and $50.0 million, respectively. Xi'an AM has made the applicable annual appropriations required under PRC law. AM Technology and Shenzhen AM are not currently required to fund any statutory surplus reserve because AM Technology incurred loss this year and Shenzhen AM still has accumulated losses. Any direct or indirect limitation on the ability of our PRC subsidiaries to distribute dividends and other distributions to us could materially and adversely limit our ability to make investments or acquisitions at the holding company level, pay dividends or otherwise fund and conduct our business.

Although none of AM Technology, Shenzhen AM or Xi'an AM has any present plan to pay any cash dividends to us in the foreseeable future, any limitation on the ability of AM Technology, Shenzhen AM or Xi'an AM to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, or otherwise fund and conduct our business.

RISKS RELATED TO DOING BUSINESS IN CHINA

Adverse changes in the political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our services and have a material adverse effect on our competitive position.

Substantially all of our assets are located in China and substantially all of our revenues are derived from our operations in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by China's economic, political and legal developments. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement and the level and growth rate of economic development.

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

We conduct our business primarily through AM Technology, Shenzhen AM and Xi'an AM, which are subject to PRC laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly-foreign owned companies. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. PRC legislation and regulations afford significant protections to various forms of foreign investments in China, but since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and the enforcement of these laws, regulations and rules involve uncertainties, which may limit the legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and the diversion of resources and management attention.

Fluctuations in the value of the Renminbi may have a material adverse effect on your investment.

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China's political and economic conditions and China's foreign exchange policies. The conversion of Renminbi into foreign currencies, including U.S. dollar, is based on rates set by the People's Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation was halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. As a consequence, the Renminbi fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again, though there have been periods recently when the U.S. dollar has appreciated against the Renminbi. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. There remains significant international pressure on the Chinese government to adopt a substantial liberalization of its currency policy, which could result in further appreciation in the value of the Renminbi against the U.S. dollar.

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

Substantially all of our revenues and expenses are denominated in Renminbi. We may need to convert a portion of our revenues into other currencies to meet our foreign currency obligations, including, among others, payments of dividends declared, if any, in respect of our ordinary shares or ADSs. Under China's existing foreign exchange regulations, AM Technology, Shenzhen AM and Xi'an AM are able to pay dividends in foreign currencies, without prior approval from the State Administration of Foreign Exchange, or the SAFE, by complying with certain procedural requirements. However, we cannot assure you that the PRC government will not take measures in the future to restrict access to foreign currencies for current account transactions.

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

On August 29, 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used within the purpose within the business scope approved by the applicable government authority and unless otherwise provided by law, such RMB capital may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company. The use of such RMB capital may not be altered without SAFE approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of SAFE Circular 142 could result in severe monetary or other penalties. On November 16, 2011, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Issues Relating to Further Clarification and Regulation of Certain Capital Account Items under Foreign Exchange Control ("Circular 45") to further strengthen and clarify its existing regulations on foreign exchange control under SAFE Circular 142. Circular 45 expressly prohibits foreign invested entities, including wholly foreign owned enterprises such as AM Technology, from converting registered capital in foreign exchange into RMB for the purpose of equity investment, granting certain loans, repayment of inter-company loans, and repayment of bank loans which have been transferred to a third party. Further, Circular 45 generally prohibits a foreign invested entity from converting registered capital in foreign exchange into RMB for the payment of various types of cash deposits. If our VIEs require financial support from us or our wholly foreign-owned enterprises in the future and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund the VIEs' operations will be subject to statutory limits and restrictions, including those described above.

Circular 45 was abolished by SAFE on March 19, 2015 according to a Circular on Promulgating the Abolishment and Invalidation of 50 Foreign Exchange-related Regulatory Documents. On March 30, 2015, SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-invested Enterprises, or SAFE Circular 19, which will take effect on June 1, 2015 and will replace SAFE Circular 142. SAFE Circular 19 allows foreign-invested enterprises to settle 100% of their foreign exchange capitals on a discretionary basis and allows ordinary foreign-invested enterprises to make domestic equity investments by capital transfer in the original currencies, or with the amount obtained from foreign exchange settlement, subject to complying with certain requirements. According to SAFE Circular 19, the RMB funds obtained by foreign-invested enterprises from the discretionary settlement of foreign exchange capitals shall be managed under the accounts pending for foreign exchange settlement payment, and foreign-invested enterprise shall not use its capital and the RMB funds obtained from foreign exchange settlement for the purposes within the following negative list: for expenditure beyond its business scope or expenditure prohibited by laws and regulations, for investments in securities, unless otherwise prescribed by laws and regulations, for disbursing RMB entrusted loans (unless it is within its business scope), for repaying inter-corporate borrowings (including third-party advances) and repaying RMB bank loans that have been sub-lent to third parties, or for expenses related to the purchase of real estate not for self-use, unless it is a foreign-invested real estate enterprise.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents and registration requirements for employee stock ownership plans or share option plans may subject our PRC resident beneficial owners or the plan participants to personal liability, limit our ability to inject capital into our PRC subsidiaries, limit our subsidiaries' ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

Regulations promulgated by the SAFE require PRC residents and PRC corporate entities to register with local branches of the SAFE in connection with their direct or indirect offshore investment activities. These regulations apply to our shareholders who are PRC residents and may apply to any offshore acquisitions that we make in the future.

On February 15, 2012, the SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Administration for Domestic Individuals Participating in an Employee Share Incentive Plan of an Overseas-Listed Company (which replaced the old Circular 78, "Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in an Employee Stock Holding Plan or Stock Option Plan of an Overseas-Listed Company" promulgated on March 28, 2007), or the New Share Incentive Rule. Under the New Share Incentive Rule, PRC citizens who participate in a share incentive plan of an overseas publicly listed company are required to register with SAFE and complete certain other procedures. All such participants need to retain a PRC agent through a PRC subsidiary to register with SAFE and handle foreign exchange matters such as opening accounts, transferring and settlement of the relevant proceeds. The New Share Incentive Rule further requires that an offshore agent should also be designated to handle matters in connection with the exercise or sale of share options and proceeds transferring for the share incentive plan participants.

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

In addition, the State Administration of Taxation, or SAT, has issued a few circulars concerning employee stock options. Under these circulars, our employees working in China who exercise stock options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee stock options with relevant tax authorities and withhold individual income taxes of those employees who exercise their stock options. If our employees fail to pay and we fail to withhold their income taxes, we may face sanctions imposed by tax authorities or any other PRC government authorities.

Under the SAFE regulations, PRC residents who make, or have previously made, direct or indirect investments in offshore companies, will be required to register those investments. In addition, any PRC resident who is a direct or indirect shareholder of an offshore company is required to file or update the registration with the local branch of the SAFE, with respect to that offshore company, any material change involving its round-trip investment and capital variation. The PRC subsidiaries of that offshore company are required to urge the PRC resident shareholders to make such updates. If any PRC shareholder fails to make the required SAFE registration or file or update the registration, the PRC subsidiaries of that offshore parent company may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation, to their offshore parent company, and the offshore parent company may also be prohibited from injecting additional capital into their PRC subsidiaries. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions, such as restrictions on distributing dividend to our offshore entities or monetary penalties against us. We cannot assure you that all of our shareholders who are PRC residents will make or obtain any applicable registrations or approvals required by these SAFE regulations. The failure or inability of our PRC resident shareholders to comply with these SAFE registration procedures may subject us to fines and legal sanctions, restrict our cross-border investment activities, or limit our PRC subsidiaries' ability to distribute dividends to or obtain foreign-exchange-dominated loans from our company.

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

Certain measures promulgated by the People's Bank of China on foreign exchange for individuals set forth the respective requirements for foreign exchange transactions by PRC individuals under either the current account or the capital account. Implementing rules for these measures were promulgated by the SAFE which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen's participation in the employee stock ownership plans or stock option plans of an overseas publicly-listed company. The SAFE also promulgated rules under which PRC citizens who are granted stock options by an overseas publicly-listed company are required, through a PRC agent or PRC subsidiary of such overseas publicly-listed company, to register with the SAFE and complete certain other procedures. We and our PRC employees who have been granted stock options are subject to these rules, and we are in the process of completing the required registration and procedures, but the application documents are subject to the review and approval of SAFE, and we can make no assurance as to when the registration and procedures could be completed. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and legal sanctions. See "Item 4. Information on the Company—B. Business Overview—Regulation— SAFE Regulations on Offshore Investment by PRC Residents and Employee Stock Options."

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

The Labor Contract Law, which came into effect January 1, 2008 and was amended on July 1, 2013, established more restrictions and increased costs for employers to dismiss employees under certain circumstances, including specific provisions relating to fixed-term employment contracts, non-fixed-term employment contracts, task-based employment, part-time employment, probation, consultation with the labor union and employee representative's council, employment without a contract, dismissal of employees, compensation upon termination and for overtime work, and collective bargaining. Under the Labor Contract Law, unless otherwise provided by law, an employer is obligated to sign a labor contract with a non-fixed term with an employee, if the employer continues to hire the employee after the expiration of two consecutive fixed-term labor contracts, or if the employee has worked for the employer for 10 consecutive years. Severance pay is required if a labor contract expires and is not renewed because of the employer's refusal to renew or seeking to renew with less favorable terms. In addition, under the Regulations on Paid Annual Leave for Employees, which became effective on January 1, 2008, employees who have served more than one year for an employer are entitled to a paid vacation for five to 15 days, depending on the employee's number of years of employment. Employees who waive such vacation at the request of employers are entitled to compensation that equals to three times their regular daily salary for each waived vacation day. As a result of these new labor protection measures, our labor costs are expected to increase, which may adversely affect our business and our results of operations. It is also possible that the PRC government may enact additional labor-related legislations in the future, which would further increase our labor costs and affect our operations.

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

The EIT Law, which became effective on January 1, 2008, imposes a uniform income tax rate of 25% on most domestic enterprises and foreign investment enterprises. Under this law, entities that qualify as "high and new technology enterprises strongly supported by the state," or HNTE, are entitled to the preferential EIT rate of 15%. A company's status as a HNTE is valid for three years, after which the company must re-apply for such qualification in order to continue to enjoy the preferential EIT rate. In addition, according to relevant guidelines, "new software enterprises" can enjoy an income tax exemption for two years beginning with their first profitable year and a 50% tax reduction to a rate of 12.5% for the subsequent three years.

AirMedia Technology (Beijing) Co., Ltd., one of our PRC subsidiaries, or AM Technology, was recognized as a HNTE under the new rules and therefore, it is entitled to enjoy a preferential EIT rate of 15%. It was also eligible for a 50% tax reduction from 2009 to 2010 under the applicable tax laws and regulations that were in effect before January 1, 2008, the date the EIT Law came into effect. As a result, AM Technology was subject to an EIT rate of 7.5% in 2009 and 2010. In September 2011, AM Technology received the HNTE certificate, and in October 2014, AM Technology successfully renewed its HNTE status and obtained the renewed certificate issued by the competent governmental authority. As a result, AM Technology is expected to be subject to an EIT rate of 15% until 2016 as long as it maintains its HNTE status.

Xi'an AirMedia Chuangyi Technology Co., Ltd., one of our PRC subsidiaries, or Xi'an AM, qualified as a "software enterprise" in August 2008 by the Technology Information Bureau of Shaanxi Province and has received a written approval from Xi'an local tax bureau that it is granted a two-year exemption from EIT commencing on its first profitable year and a 50% reduction of the 25% EIT rate for the succeeding three years. As Xi'an AM first made profit in 2009, it was exempted from EIT in 2009 and 2010, and enjoyed the preferential income tax rate of 12.5% from 2011 to 2013. Xi’an AM received the HNTE certificate jointly issued by the competent governmental authorities in Shaanxi Province in September 2014. As such, Xi’an AM is expected to enjoy a preferential income tax rate of 15% from 2014 to 2016 as long as it maintains its HNTE status.

Shenzhen AirMedia Information Technology Co., Ltd., one of our PRC subsidiaries, or Shenzhen AM, was subject to a 15% preferential EIT rate in 2007 as it is located in Shenzhen and then was subject to EIT on its taxable income from 2008 at the gradual rate as set out in Notice of the State Council Concerning Implementation of Transitional Rules for Enterprise Income Tax Incentives, or "Circular 39." Since Shenzhen AM is also qualified as a "manufacturing foreign-invested enterprise" incorporated prior to the effectiveness of the EIT Law, it is further entitled to a two-year exemption from EIT for the years 2008 and 2009 and preferential rates of 11%, 12% and 12.5% for the years 2010, 2011 and 2012, respectively. Shenzhen AM is subject to EIT at a rate of 25% from 2013 afterwards.

Hainan Jinhui Guangming Media Advertising Co., Ltd., or Hainan Jinhui, one of our VIEs' PRC subsidiaries, is subject to EIT on the taxable income at the gradual rate, which was 22% in 2010, 24% in 2011, 25% in 2012 as set out in Circular 39. Hainan Jinhui is subject to EIT at a rate of 25% in 2013 and thereafter.

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

Under the EIT Law and related regulations, dividends payable by a foreign-invested enterprise in China to its foreign investors who are non-resident enterprises are subject to a 10% withholding tax, unless any such foreign investor's jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The British Virgin Islands, or BVI, where Broad Cosmos Enterprises Ltd., or Broad Cosmos, our wholly-owned subsidiary, is incorporated, does not have such a tax treaty with China. Air Media (China) Limited, or AM China, the 100% shareholder of AM Technology, Shenzhen AM and Xi'an AM, is incorporated in Hong Kong. According to the Mainland and Hong Kong Special Administrative Region Arrangement on Avoiding Double Taxation or Evasion of Taxation on Income between China and Hong Kong and the relevant rules, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise). However, under recently implemented PRC regulations, now our Hong Kong subsidiary must obtain approval from the competent local branch of the State Administration of Taxation in accordance with the double-taxation agreement among the PRC and Hong Kong in order to enjoy the 5% preferential withholding tax rate. In February 2009, the State Administration of Taxation issued Notice No. 81. According to Notice No. 81, in order to enjoy the preferential treatment on dividend withholding tax rates, an enterprise must be the "beneficial owner" of the relevant dividend income, and no enterprise is entitled to enjoy preferential treatment pursuant to any tax treaties if such enterprise qualifies for such preferential tax rates through any transaction or arrangement, the major purpose of which is to obtain such preferential tax treatment. The tax authority in charge has the right to make adjustments to the applicable tax rates, if it determines that any taxpayer has enjoyed preferential treatment under tax treaties as a result of such transaction or arrangement. In October 2009, the State Administration of Taxation issued another notice on this matter, or Notice No. 601, to provide guidance on the criteria to determine whether an enterprise qualifies as the "beneficial owner" of the PRC sourced income for the purpose of obtaining preferential treatment under tax treaties. Pursuant to Notice No. 601, the PRC tax authorities will review and grant tax preferential treatment on a case-by-case basis and adopt the "substance over form" principle in the review. Notice 601 specifies that a beneficial owner should generally carry out substantial business activities and own and have control over the income, the assets or other rights generating the income. Therefore, an agent or a conduit company will not be regarded as a beneficial owner of such income. Since the two notices were issued, it has remained unclear how the PRC tax authorities will implement them in practice and to what extent they will affect the dividend withholding tax rates for dividends distributed by our subsidiaries in China to our Hong Kong subsidiary. If the relevant tax authority determines that our Hong Kong subsidiary is a conduit company and does not qualify as the "beneficial owner" of the dividend income it receives from our PRC subsidiaries, the higher 10% withholding tax rate may apply to such dividends.

Under the EIT Law and EIT Implementation Rules, an enterprise established outside of the PRC with "de facto management bodies" within the PRC is considered a PRC resident enterprise and is subject to the EIT at the rate of 25% on its worldwide income. The EIT Implementation Rules define the term "de facto management bodies" as "establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise." The SAT issued the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or SAT Circular 82, on April 22, 2009. SAT Circular 82 provides certain specific criteria for determining whether the "de facto management body" of a Chinese-controlled overseas-incorporated enterprise is located in China.

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

After consulting with our PRC counsel, we do not believe that our holding company and other overseas subsidiaries should be deemed PRC resident enterprises as, among other things, certain of our company's key assets and records, including register of members, board resolutions and shareholder resolutions, are located and maintained outside of the PRC, and we also hold our board and board committee meetings outside of the PRC from time to time. However, we have been advised by our PRC counsel, Commerce & Finance Law Offices, that because there remains uncertainty regarding the interpretation and implementation of the EIT Law and EIT Implementation Rules, it is uncertain whether we will be deemed a PRC resident enterprise. If the PRC authorities were to subsequently determine, or any further regulations provide, that we should be treated as a PRC resident enterprise, we would be subject to a 25% EIT on our global income. To the extent our holding company earns income outside of China, a 25% EIT on our global income may increase our tax burden and could adversely affect our financial condition and results of operations.

If we are regarded as a PRC resident enterprise, dividends distributed from our PRC subsidiaries to us could be exempt from the PRC dividend withholding tax, since such income is exempt under the EIT Law and the EIT Implementation Rules to the extent such dividends are deemed "dividends among qualified PRC resident enterprises." If we are considered a resident enterprise for enterprise income tax purposes, dividends we pay with respect to our ADSs or ordinary shares may be considered income derived from sources within the PRC and subject to PRC withholding tax of 10%. In addition, non-PRC shareholders may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their tax residence and the PRC in the event that we are considered as a PRC resident enterprise.

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

On February 3, 2015, the SAT issued the Announcement on Several Issues concerning the Enterprise Income Tax on Indirect Transfers of Properties by Non-Resident Enterprises, or Public Notice 7, to supersede tax rules in relation to the Indirect Transfer of Shares under the original SAT Circular 698, while the other provisions of SAT Circular 698 remain in force. Public Notice 7 covers transactions involving not only Indirect Transfer of Shares as set forth under SAT Circular 698 but also transactions involving an overseas company’s indirect transfer of other property or assets (such as real properties) located in China (collectively, ‘‘PRC Taxable Properties’’) through transfer of shares of an offshore intermediary company. Pursuant to Public Notice 7, in the event that non-residential enterprises indirectly transfer PRC Taxable Properties without reasonable commercial purposes in order to evade PRC enterprise income tax, such indirect transfer will be deemed as direct transfer of PRC Taxable Properties and, therefore, be subject to PRC enterprise income tax. In addition, Public Notice 7 provides clearer criteria on how to assess reasonable commercial purposes and allows for safe harbor scenarios applicable to internal group restructurings. Under Public Notice 7, subject to certain exceptions such as internal group restructurings and purchase and sale of shares of the same publicly-listed oversea enterprise in a public securities market, an indirect transfer of PRC Taxable Properties shall be directly deemed as having no reasonable commercial purposes if the following circumstances are satisfied: (i) more than 75% of the value of overseas enterprises’ shares directly or indirectly comes from PRC Taxable Properties; (ii) at any time within one year before the indirect transfer of PRC Taxable Properties, more than 90% the total amount of overseas enterprises’ assets (excluding cash) are directly or indirectly constituted by their investment within the PRC, or within one year before the indirect transfer of PRC Taxable Properties, more than 90% of the overseas enterprises’ income directly or indirectly derive from the PRC; (iii) the overseas enterprises and their controlling enterprises, which directly or indirectly hold PRC Taxable Properties, cannot justify the economic substance of the corporate structure; and (iv) overseas tax payment regarding indirect transfer of PRC Taxable Properties is lower than PRC tax payment regarding direct transfer of PRC Taxable Properties. Public Notice 7 also brings uncertainties to the offshore transferor and transferee of the indirect transfer of PRC Taxable Properties as they have to make self-assessment on whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly. As a result, where non-resident investors were involved in our private equity financing or share transfer of our company between two or more offshore parties, if such transactions were determined by the tax authorities to lack reasonable commercial purpose, we and our non-resident investors may become at risk of being taxed under SAT Circular 698 and Public Notice 7 and may be required to expend valuable resources to comply with SAT Circular 698 and Public Notice 7 or to establish that we should not be taxed under SAT Circular 698 and Public Notice 7, which may have an adverse effect on our financial condition and results of operations.

The PRC tax authorities have the discretion under Public Notice 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investment. We may pursue acquisitions in the future that may involve complex corporate structures. If we are considered a non-resident enterprise under the PRC Enterprise Income Tax Law and if the PRC tax authorities make adjustments to the taxable income of the transactions under SAT Circular 59, SAT Circular 698 or Public Notice 7, our income tax costs associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

If we become directly subject to the scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price and reputation and could result in a loss of your investment in our stock, especially if such matter cannot be addressed and resolved favorably.

Occasionally, U.S. public companies that have substantially all of their operations in China, particularly companies which have completed so-called reverse merger transactions, have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. For example, in December 2012, the SEC initiated administrative proceedings against the China affiliates of the Big Four public accounting firms for allegedly refusing to produce audit work papers and other documents related to certain China-based companies under investigation by the SEC for potential accounting fraud against U.S. investors. Although the firms reached a settlement with the SEC and although we were not and are not subject to any ongoing SEC investigations, many U.S. listed Chinese companies are now subject to, or may become subject to, shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. As a result of this proceeding and the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on our Company, our business and our stock price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time consuming and distract our management from growing our company.

The audit report included in this annual report are prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the United States Securities and Exchange Commission, as auditors of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the Peoples' Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms' audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor's audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor's audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

If additional remedial measures are imposed on the “Big Four” PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC, with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Securities Exchange Act of 1934.

Starting in 2011, the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between the United States’ and Chinese laws.  Specifically, for certain U.S. listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from these Chinese accounting firms access to their audit work papers and related documents. The firms were, however, advised and directed that under China law they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the China Securities Regulatory Commission, or the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although such proposed penalties did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet the specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms, depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases, the resumption of the current proceeding against all four firms.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act and possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ADSs from the Nasdaq Global Select Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

RISKS RELATED TO THE MARKET FOR OUR ADSs

The trading price of our ADSs has been and may continue to be volatile.

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. During the year of 2014, the trading prices of our ADSs on the NASDAQ Global Select Market ranged from $3.24 to $1.65 per ADS and the closing sale price on April 23, 2015 was $5.00 per ADS. The price of our ADSs may fluctuate in response to a number of events and factors including, changes in the economic performance or market valuations of other advertising companies, conditions in the air travel advertising industry and the sales or perceived potential sales of additional ordinary shares or ADSs.

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

Certain principal shareholders hold a substantial percentage of the outstanding shares of our company. For example, as of March 31, 2015, our principal shareholder, Mr. Herman Man Guo, along with his wife, Ms. Dan Shao, beneficially owned approximately 32.88% of our outstanding ordinary shares. Mr. Guo and other principal shareholders of our company could exert substantial influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

We are a "foreign private issuer," and have disclosure obligations that are different from those of U.S. domestic reporting companies so you should not expect to receive the same information about us at the same time as a U.S. domestic reporting company may provide.

We are a foreign private issuer and, as a result, we are not subject to certain of the requirements imposed upon U.S. domestic issuers by the SEC. For example, we are not required by the SEC or the federal securities laws to issue quarterly reports or proxy statements with the SEC. We are required to file our annual report within four months of our fiscal year end. We are not required to disclose certain detailed information regarding executive compensation that is required from U.S. domestic issuers. Further, our directors and executive officers are not required to report equity holdings under Section 16 of the Securities Act. We are also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. We are, however, still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5. Since many of the disclosure obligations required of us as a foreign private issuer are different from those required by other U.S. domestic reporting companies, our shareholders should not expect to receive information about us in the same amount and at the same time as information is received from, or provided by, other U.S. domestic reporting companies. We are liable for violations of the rules and regulations of the SEC which do apply to us as a foreign private issuer. Violations of these rules could affect our business, results of operations and financial condition.

We may be classified as a passive foreign investment company, which could result in significant adverse U.S. federal income tax consequences to U.S. Holders.

Although we do not believe that we were classified as a "passive foreign investment company," or "PFIC," for U.S. federal income tax purposes for our taxable year ended December 31, 2014, there is a significant risk that we will be a PFIC for our taxable year ending December 31, 2015 and future taxable years unless the market price of our ADSs increases and/or we invest a substantial amount of cash and other passive assets we hold in assets that produce or are held for the production of non-passive income. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) 75% or more of its gross income for such year consists of certain types of "passive" income or (2) 50% or more of the average quarterly value of its assets (as generally determined on the basis of fair market value) during such year produce or are held for the production of passive income.

Although the law in this regard is unclear, we treat all our VIEs (and their subsidiaries) as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operations of such entities but also because we are entitled to substantially all of the economic benefits associated with such entities, and, as a result, we consolidate such entities' operating results in our consolidated financial statements. If it were determined, however, that we are not the owner of any of our VIEs (or their subsidiaries) for U.S. federal income tax purposes, we could be treated as a PFIC for the current taxable year or any future taxable year.

If we were to be classified as a PFIC in any taxable year, a U.S. Holder (as defined in Item 10. Additional Information—E. —Taxation—United States Federal Income Taxation) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an "excess distribution" under the U.S. federal income tax rules. Furthermore, a U.S. Holder will generally be treated as holding an equity interest in a PFIC in the first taxable year of the U.S. Holder's holding period in which we become a PFIC and subsequent taxable years even if, we, in fact, cease to be a PFIC in subsequent taxable years. Each U.S. Holder is urged to consult its tax advisor concerning the U.S. federal income tax consequences of an investment in our ADSs or ordinary shares if we are treated as a PFIC for our current taxable year ending 2015 or any future taxable year, including the possibility of making a "mark-to-market" election. For more information, see "Item 10. Additional Information – E. Taxation – United States Federal Income Taxation".

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

We were incorporated in the Cayman Islands on April 12, 2007 and conducted our operations in China through our subsidiaries, consolidated VIEs and the VIEs' subsidiaries. We commenced operations in August 2005 in China through Shengshi Lianhe, a consolidated variable interest entity of our principal subsidiary, AM Technology. Later, we established additional PRC consolidated VIEs to conduct our operations in China. Substantially all of our current operations are conducted through contractual arrangements with these VIEs.

On November 7, 2007, we listed our ADSs on the Nasdaq Global Market under the symbol "AMCN". We and certain of our then shareholders completed the initial public offering of 17,250,000 ADSs, representing 34,500,000 of our ordinary shares, on November 13, 2007. Our ADSs were subsequently transferred to the NASDAQ Global Select Market.

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

In 2009 and 2010, we added various additional media resources to our advertising network, including outdoors media in gas stations and urban locations. During 2009, we directly acquired 100% equity interests in Dominant City Ltd., a BVI company, and concurrently, AM Advertising acquired 100% equity interest in Beijing AirMedia Jiaming Film & TV Culture Co., Ltd. (formerly known as Beijing Youtong Hezhong Advertising Media Co. Ltd.), or AM Jiaming, a PRC company which operates media resources in a number of airports including Guangzhou and Hangzhou airports. In 2009, AM Advertising, entered into an exclusive concession rights contract in which it undertook to develop and operate outdoor advertising platforms such as billboards at Sinopec gas stations. In January 2010, we acquired 100% of the equity interest in Easy Shop Ltd., a BVI company, and concurrently, AM Advertising acquired 90% of the equity interest in AM Outdoor on top of the 10% of AM Outdoor it already owned prior to the transaction. The total consideration for both transactions was $13.9 million. As a result of these transactions, AM Advertising now holds 100% equity interest in AM Outdoor and operates unipole signs and other outdoor media in China. In February 2010, Jiaming Advertising acquired 45% equity interest in Beijing Dongding Gongyi Advertising Co., Ltd., or Dongding, which has exclusive rights to build and operate billboards that display both public service content and commercial advertising throughout Beijing in locations such as shopping malls and parking lots. Jiaming Advertising held 30% equity interest in Dongding prior to the transaction, and now holds 75% equity interest in Dongding.

In April 2011, we formed Beijing GreatView Media Advertising Co., Ltd., (formerly known as Beijing Weimei Shengjing Advertising Co., Ltd.), or GreatView Media, a PRC company, as a wholly-owned subsidiary of Jiaming Advertising, with a registered capital of RMB1.0 million. GreatView Media is currently the primary operating entity of our gas station media network. In the same month, we also formed Beijing AirMedia Jinsheng Advertising Co., Ltd., or Jinsheng Advertising, a PRC company, as a wholly-owned subsidiary of Beijing AirMedia Media Advertising Co., Ltd., a PRC company and a majority-owned subsidiary of AM Advertising, with a registered capital of RMB5.0 million. Beijing AirMedia Media Advertising Co., Ltd. was formerly known as Beijing AirMedia Jinshi Advertising Co., Ltd. and changed into its current corporate name in March 2014. We also changed the name of Beijing Union of Friendship Advertising Media Co. Ltd., a subsidiary of AM Advertising, to Beijing Youtong Hezhong Advertising Media Co., Ltd. and subsequently to Beijing AirMedia Jiaming Film & TV Culture Co., Ltd. and the name of AM Advertising itself as described above. In November 2012, our Board of Directors approved a share capital increase for GreatView Media and a share purchase by the senior management of GreatView Media; GreatView Media increased its share capital by issuing new registered capital to Jiaming Advertising for RMB38.0 million in cash and to Beijing Zhongshi Aoyou Advertising Co., Ltd., or Zhongshi Aoyou, for RMB15.0 million in cash. After this share capital increase, Jiaming Advertising and Zhongshi Aoyou held 78% and 22% equity interest in GreatView Media, respectively. Certain members of the management of GreatView Media purchased all equity interests of Zhongshi Aoyou on February 25, 2013 for a cash consideration of approximately RMB15 million, which was equal to the fair value of the equity interests purchased.

In May 2013, several entities affiliated with AirMedia, including GreatView Media, the primary operating entity of our gas station media network, and its then-existing shareholders, entered into an investment agreement with Elec-Tech International Co., Ltd., or Elec-Tech. Pursuant to the investment agreement, Elec-Tech agreed to invest RMB640 million (US$104 million) to purchase ordinary shares representing approximately 21.27% of the equity interest of GreatView Media. After the completion of the transaction, AirMedia controls 61.41% of the equity interest of GreatView Media and the senior management team of GreatView Media indirectly holds 17.32% equity interest in GreatView Media through Zhongshi Aoyou, which is wholly owned by the management team. Pursuant to this agreement, the then-existing shareholders of GreatView Media agreed to cause GreatView Media to utilize Elec-Tech's contribution for the sole purpose of purchasing LED screens from Elec-Tech or its subsidiaries. As of December 31, 2014, GreatView Media purchased 1,200 sets of LED screens in total from Elec-Tech for our gas station media business in the amount of approximately US$58 million.

In February and March 2012, we and Beijing N-S Digital TV Co., Ltd., or N-S Digital, established two joint ventures: Beijing Xinghe Union Media Co., Ltd, or Xinghe Union, and Beijing Shibo Movie Technology Co., Ltd., or Beijing Shibo, respectively. Our company and N-S Digital each contributed RMB5.0 million in cash for 50% of the equity interest in each of Xinghe Union and Beijing Shibo. In September 2013, we entered into an equity swap agreement with N-S Digital, under which we exchanged our 50% holding in Beijing Shibo for the 50% equity interest in Xinghe Union held by N-S Digital. The two joint venture agreements were terminated at the same time. As a result, we derecognized the equity method investments in both Xinghe Union and Shibo Movie and recognized Xinghe Union as a subsidiary starting from February 2014.

In April 2012, we entered into an agreement with Guangxi Civil Aviation Development Co., Ltd., a wholly owned subsidiary of Guangxi Airport Management Group Co., Ltd., and Beijing Asiaray Advertising Media Ltd. to form a joint venture that operates various media resources in four airports in China's Guangxi province that are owned and operated by Guangxi Airport Management Group Co., Ltd. These four airports are Nanning Wuxu International Airport, Guilin Liangjiang International Airport, Liuzhou Bailian Airport and Beihai Fucheng Airport. The joint venture, Guangxi Dingyuan Advertising Co., Ltd., has a 30-year operating term and began operations from July 2012.

We wound up and deregistered Beijing Shengshi Lixin Culture & Media Co., Ltd. in April 2013 and Tianjin AirMedia Advertising Co., Ltd. in October 2014. Both of these companies used to be wholly owned subsidiaries of AM Advertising.

As a result of internal re-organization, Shenzhen AM became a wholly owned subsidiary of AM China in December 2014. We are in the process of revising the business scope of Shenzhen AM to include advertising. We intend to gradually shift our advertising business to Shenzhen AM once the change in business scope is completed, and thus to gradually reduce the reliance on our current VIE structure.

In May 2013, Shengshi Lianhe entered into a joint venture agreement with Guangzhou Daozheng Advertising Co., Ltd. to establish a joint venture, Guangzhou Meizheng Advertising Co., Ltd., or Guangzhou Meizheng. , of which Shengshi Lianhe held 54% equity interest while Guangzhou Daozheng Advertising Co., Ltd. held 46% equity interest. The joint venture has a term of 30 years. In November 2014, Shengshi Lianhe, Guangzhou Daozheng Advertising Co., Ltd. and Guangzhou Meizheng entered into a share capital increase agreement, pursuant to which Shengshi Lianhe agreed to subscribe for an increase in Guangzhou Meizheng’s share capital with a total amount of RMB100 million (US$16.1 million). The share capital increase was completed in April 2015 and, Shengshi Lianhe and Guangzhou Daozheng Advertising Co., Ltd. each holds approximately 63% and 37%, respectively, of Guangzhou Meizheng as of the date of this annual report. As of the date of this annual report, Guangzhou Meizheng holds concession rights to install and operate Wi-Fi systems on trains operated by five Chinese railway bureaus.

In October 2013, we entered into a strategic alliance agreement with HNA Culture Holding Group Co., Ltd., or HNA Culture, to jointly develop in-flight internet coverage on HNA Group's planes. Pursuant to this agreement, HNA Culture is responsible for obtaining exclusive rights to develop and operate in-flight internet service and in-air multimedia platform from member airlines of HNA Group. The joint development will be carried out through a fund to be managed by a fund management company, Beijing Yunxing Chuangrong Investment Fund Management, Co., Ltd., jointly owned by us and HNA Culture. As of March 31, 2015, we had contributed RMB15 million to the joint fund management company.

In June 2014, we transferred 51% equity interest of Beijing AirMedia Jiaming Film & TV Culture Co., Ltd. to an unrelated third party.

In December 2014, we and Qingdao International Airport Group Co., Ltd., or Qingdao Airport, established Qingdao Airport AirMedia Advertising Co., Ltd., or Qingdao AM, as a joint venture. Qingdao AM has a total committed capital contribution of RMB10 million ($1.6 million). We and Qingdao Airport each committed to contribute 49% and 51%, respectively, of the total committed capital contribution of Qingdao AM. Qingdao AM exclusively operates various media resources in the Qingdao International Airport.

In February 2015, we transferred 81% equity interest of Jinsheng Advertising, the operating entity of our TV-attached digital frames business, to Beijing Tianyi Culture Development Co., Ltd., a third party unrelated to us. In connection with such equity interest transfer, we have transferred all relevant assets, liabilities and managerial duties related to the TV-attached digital frames to Jinsheng Advertising with net carrying value of $1.1 million.  We have transferred part of our concession rights related to the TV-attached digital frames to Jinsheng Advertising and will continue to transfer the rest such concession rights as we receive the necessary consents from the respective airports.  Due to recent business developments and considerations, we have also transferred some of our concession rights related to digital TV screens in airports to Jinsheng Advertising and plan to continue to transfer the rest of such concession rights as we receive the necessary consents from the respective airports.   Prior to the full completion of such transfers, we authorize Jinsheng Advertising to operate TV-attached digital frames and digital TV screens in airport business under entrustment.

During 2014 and 2015, we dissolved certain non-operating holding entities, including Glorious Star Investment Limited, Dominant City Ltd. and Easy Shop Limited.

In April 2015, Shengshi Lianhe entered into an agreement with Liantronics to transfer to Liantronics 5% equity interest in AM Advertising for RMB150 million.  Liantronics agrees to make payments for the transfer after the change in AM Advertising's equity ownership is duly registered in government records.  Before such change registration, we plan to consolidate certain media business lines under AM Advertising through internal re-organization.  During the period of 75 calendar days after Shengshi Lianhe receives full payment from Liantronics, or the Waiting Period, we may elect to sell our equity interest in AM Advertising to third parties, and if we so elect, Shengshi Lianhe will repurchase such 5% equity interest from Liantronics for an amount equal to RMB150 million plus applicable fees.  The applicable fees will be calculated as 10% of RMB150 million per annum for the period from the date on which Shengshi Lianhe receives Liantronics' full payment through the date on which such repurchase is completed.  In addition, if we elect not to sell to third parties during the Waiting Period, Liantronics may request that Shengshi Lianhe repurchase such 5% equity interest after the end of the Waiting Period.  Repurchase price in this situation will equal to RMB150 million plus applicable fees, which will equal to 10% of RMB150 million per annum for the period from the date on which Shengshi Lianhe receives Liantronics' full payment  through the date on which such repurchase is completed.

Our principal executive offices are located at 17/F, Sky Plaza, No. 46 Dongzhimenwai Street, Dongcheng District, Beijing 100027, People's Republic of China. Our telephone number at this address is +86-10-8438-6868 and our fax number is +86-10-8460-8658. Our registered office in the Cayman Islands is at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

See "Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Capital Expenditures" for a discussion of our capital expenditures.

B.	Business Overview

General

We are a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers as well as a first-mover in the in-flight and on-train Wi-Fi market. As of December 31, 2014, we operated digital frames and digital TV screens in 28 airports in China, including the five largest airports in China: Beijing Capital International Airport, Guangzhou Baiyun International Airport, Shanghai Pudong International Airport, Shanghai Hongqiao International Airport and Chengdu Shuangliu International Airport. We have recently entered into agreements with un-related third parties to divest our business lines of TV-attached digital frames and digital TV screens in airports. See “—History and Development of the Company.” In addition, we had contractual concession rights to sell advertisements on digital TV screens on the airplanes operated by seven airlines, including leading airlines in China such as China Southern Airlines, Air China, China Eastern Airlines, Hainan Airlines and Shanghai Airlines. As of the date of the annual report, we have concession rights to install and operate Wi-Fi systems on-board high-speed and ordinary trains operated by four railway bureaus. We are also in discussion with a major Chinese airline to obtain in-flight concession rights.

We started operating advertising media platforms at gas stations owned by Sinopec in 2009. In 2011, we established GreatView Media. And from 2012 onwards, GreatView Media began to exclusively operate our gas station media business. In the same year, we decided to increase GreatView Media's capital and align the interests of its senior management team with the interests of the company by allowing them to indirectly hold equity right in GreatView Media. From 2012 onwards, we intend to put more efforts into developing our gas station network, expand locations in top tier cities and strengthen our existing advantages by installing LED screens. In 2013, Elec-Tech agreed to invest RMB640 million (US$104 million) to purchase ordinary shares representing approximately 21.27% of the equity interest of GreatView Media. See "Item 4. Information on the Company—A. History and Development of the Company." On August 1, 2013, we extended our exclusive concession rights contract with Sinopec which allows us to operate media platforms in Sinopec gas stations throughout China through the end of 2020.

In addition, we also hold concession rights to operate various traditional advertising media including billboards, light boxes and other media platforms outside the air travel sector, such as unipole signs and other outdoor media.

Air travel advertising in China has generally been growing in recent years because of growth in China's advertising market and air travel sector. By focusing on air travel advertising, we enable our advertisers to target air travelers in China, whom we believe are an attractive demographic for advertisers due to the fact that they have higher-than-average disposable income compared to the rest of China's population. We strategically place our digital frames and traditional media displays in high-traffic locations inside airports, particularly in areas where there tend to be significant waiting time, such as departure halls, security check areas, boarding gates, baggage claim areas and arrival halls. The digital TV screens on our network airplanes are located in highly visible locations in passenger compartments and on the backs of passenger seats. We also provide in-flight advertising and non-advertising contents. Our combined coverage in airports and on airplanes enables our programs to attract air travelers at multiple points during their travel experience, from check-in, boarding, flight time, to arrival.

We combine advertising content with non-advertising content, such as weather, sports and comedy clips, in our digital TV screen programs. We have contracts with many Chinese TV stations such as Dragon TV, the Travel Channel and CCTV-5, to show video clips of their programs in airports and on airplanes. We also obtain TV programs such as documentaries and "hidden camera" type reality shows from other third-party content providers. In January 2014, we entered into a strategic partnership with China Radio International Oriental Network (Beijing) Co., Ltd, which manages the internet TV business of China International Broadcasting Network, to operate the CIBN-AirMedia channel to broadcast network TV programs to air travelers in China. We believe non-advertising program content make air travelers more receptive to the advertisements included in our programs and ultimately make our programs more effective for our advertisers. Starting in 2010, our standard programs in airports typically include 20 minutes of advertising content during each hour of programming and are shown for approximately 16 hours per day. The length of our in-flight programs typically ranges from approximately 45 minutes to an hour per flight, approximately five to 15 minutes of which consist of advertising content.

We derive revenues principally by selling advertising time slots and locations on our network to our advertisers, including both direct advertisers and advertising agencies. In January 2015, we entered into agreements to divest our product lines of TV-attached digital frames and airport digital TV screens. We have also obtained multiple concession rights to install and operate Wi-Fi systems on airplane and trains. In the short term, we will focus on selling our current media resources and improve the utilization rates of our existing product lines as well as establishing our leading position in the in-flight and on-train Wi-Fi market. Before we obtain a higher level of profitability in our operations, we expect that we would not obtain significantly more media resources either inside or outside the air travel advertising sector. In the long term, however, we will continue to acquire new media platforms to provide a broader range of advertising services for our advertisers and to become a one-stop provider for air travel as well as other forms of advertising and expect to obtain more Wi-Fi concession rights.

Advertising Network and Services

We primarily generate revenues from advertising services at the following platforms: digital frames in airports, which include mega-size LEDs, digital TV screens in airports and on airplanes, traditional media in airports such as light boxes, billboards and painted advertisements and gas station media displays and other outdoor media displays outside of the air travel advertising sector. After the completion of our divestiture of business lines of digital TV screens in airports and TV-attached digital frames, we will no longer own the related business assets.

Digital Frames in Airports

We operate a network of digital frames, strategically placed in areas of airports such as departure halls, terminals and arrival halls, where most of the air travelers congregate and spend significant amounts of time waiting. Our digital frames are high-definition liquid crystal display, or LCD, screens that typically change digital picture displays approximately every 6 or 12 seconds, with certain exceptions of 5 to 10 seconds in certain large airports. Our digital frames include standalone digital frames and mega-size LEDs. Standalone digital frames display advertisements on vertical or horizontal display panels ranging in size from 52 to 108 inches. In January 2015, we reached an agreement with an unrelated third party to divest our TV-attached digital frames business. As of the date , we have transferred hardware related to our TV-attached digital frames business to Jinsheng Advertising. Upon the completion of the divestiture, we will also transfer the related concession rights to the same entity. See “Item 4. Information on the Company — A. History and Development of the Company.” In response to advertiser advertising needs, we also own and operate digital frames of a larger size, up to 108 inches and 106 inches, in the airports of Beijing and Haikou, respectively. In both international and domestic arrival halls of Terminals 2 and 3 of the Beijing International Airport, we operate 44 sets of 108-inch LCD screens that measure four square meters (or 43.1 square feet) each. In addition, as of March 31, 2015, we were operating mega-size LED screens in 16 airports, including, Beijing International Airport, Changchun Longjia International Airport, Changsha Huanghua International Airport, Chengdu Shuangliu International Airport, Dalian Zhoushuizi International Airport, Guangzhou Baiyun International Airport, Hangzhou Xiaoshan International Airport, Hohhot Baita International Airport, Jinan Yaoqiang International Airport, Nanning Wuxu International Airport, Qingdao Liuting International Airport, Sanya Fenghuang International Airport, Shenyang Taoxian International Airport, Shenzhen Bao’an International Airport, Tianjin Binhai International Airport and Xi'an Xianyang International Airport. As of March 31, 2015, we operated approximately 1,446 digital frames in 25 airports, 1,139 of which were standalone digital frames, including 106- and 108-inch LCD display screens and mega-size LED screens and 307 of which were frames displayed in groups. These 25 airports accounted for more than 69% of the total air travelers in China in 2014, according to the General Administration of Civil Aviation of China. Our digital frames play advertising content repeatedly mainly in five-minute and ten- minute cycles, and we also offer two-minute and three-minute cycles to our advertisers.

We believe digital frames provide an effective advertising platform to our advertisers. We sell our advertisements on digital frames in one-week units which affords scheduling flexibility and cost-effectiveness to our advertisers. In addition, as our digital frames are located in both domestic and international terminals in a number of airports, in certain of the major airports we cover, our advertisers can choose to place their advertisements in domestic terminals only, international terminals only or a mix of domestic and international terminals. This flexibility in terms of location selection provides our advertisers with the ability to tailor their advertisement packages to effectively attract their target audiences. We also continue to diversify the arrangement and placement of our digital frames to offer enhanced visual effects. For example, in Guangzhou Baiyun International Airport, we have some digital frames in sets of two or three screens together as a group, in Shenyang Airport we present four groups of digital frames with 20 combined LED screens each and in Xi'an Xianyang International Airport we present three screens as a group. An advertisement can be displayed in one picture on multiple screens to better attract air travelers' attention.

Digital TV Screens in Airports

In December 2014, we entered into arrangements with an unrelated third party to divest our airport digital TV screens business. Due to recent business developments and considerations, we plan to transfer our assets and related concession rights in connection with our business line of digital TV screens in airports to Jinsheng Advertising.  We have transferred some of our related concession rights as of the date of this annual report and plan to continue to transfer the rest of such concession rights as we receive the necessary consents from the respective airports.  See "Item 4. Information on the Company — A. History and Development of the Company."

Digital TV Screens on Airplanes

As of March 31, 2015, our programs were placed on digital TV screens on planes operated by seven airlines. The displays on our network airplanes, which have been installed by aircraft manufacturers, are located at the top of passenger compartments and on the back of passenger seats. The digital TV screens at the top of passenger compartments typically range from 9 to 15 inches in size, while the display screens on the back of passenger seats typically range from 7 to 9 inches in size. There are approximately 10 to 280 on an airplane. The TV system installed on each plane differs from one another according to the requirements of each specific airline. For instance, if the airline chooses to implement audio-video on demand, or AVOD, systems and personal TV, or PTV, systems, then it would have to install TV screens on the back of each and every seat on the airplane.

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

Traditional Media in Airports

Our traditional media in airports currently includes light boxes and billboards in airports. As of March 31, 2015, we operated approximately 454 light boxes and billboards mainly in seven airports, such as Beijing Capital International Airport, Chengdu Shuangliu International Airport and Wenzhou Yongqiang International Airport.

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

Other Media Network

We currently operate approximately 22 unipole signs and other outdoor media in locations throughout Beijing and 6,966 tablets on high-speed trains in China.

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

Our Sales Contracts

We typically offer advertisers 6-second and 12-second time slots for advertising on our digital frames, though, in some airports, we occasionally offer time slots of 5, 7.5 and 10 seconds. Our digital TV screens do not change frames within each advertiser’s contracted period. Sales are made pursuant to written contracts with commitments ranging from one week to two years. These digital frames and digital TV screens sales contracts typically fix the duration, time and frequency of advertisements. For billboards and light boxes, we offer advertisers spaces on a monthly basis or a year-long basis; sales are made pursuant to written contracts with commitments ranging from one month to one year. These billboards and light boxes sales contracts typically fix the commencement date and duration of such advertisements.

Payments under certain sales contracts are subject to our advertisers' receipt of monitoring reports which verify the proper display of the advertisements and payment terms mutually agreed by both parties. We generally require our advertisers to submit advertising content at least 10 working days for digital media and 14 working days for traditional media prior to the campaign start date, and reserve the right to refuse to display advertisements not in compliance with content requirements under PRC laws and regulations.

Our Concession Rights Contracts

Airports

As of December 31, 2014, our major concession rights contracts that will expire and need to be renewed in the next 12 months include LED screens, digital TV screens and digital TV screens media assets in Beijing Capital International Airport and digital TV screens and digital TV screens media assets in Guangzhou Baiyun International Airport, among others.

As of March 31, 2015, we had 107 concession rights contracts to operate our digital frames, digital TV screens, other displays in our air travel network and traditional media network. We are in the process of transferring 13 of these concession rights contracts related to TV-attached digital frames to Jinsheng Advertising. See “Item 4. Information on the Company — A. History and Development of the Company.” Many of these concession rights contracts contained provisions granting us exclusive concession rights. The scope of the exclusivity, however, varies from contract to contract. Most of these exclusivity provisions limit the exclusivity to certain areas of an airport. For example, our contract with Guangzhou Baiyun International Airport granted us the exclusive right to operate all the closed-circuit displays located in the domestic and international arrival and departure areas.

From March 2009, we have had a concession rights contract with Beijing Capital International Airport to operate traditional advertising formats including billboards, light boxes and other formats at Terminals 1, 2, and 3 of Beijing Capital International Airport. We renewed these concession rights, which now expire on December 31, 2015. We began operating these traditional media on April 1, 2009. In addition, in February 2012, we obtained a concession rights contract to operate 58 digital frames, 54 digital TV screens, and two large LED screens at the newly built Terminal 2 of Chengdu Shuangliu International Airport, or Chengdu Airport, from April 1, 2012 to March 31, 2017. We also obtained concession rights to operate six light boxes at the departure aisle and one other traditional advertising format at Terminal 2 of Chengdu Airport from August 9, 2012 to August 8, 2015. Chengdu Airport surpassed Shenzhen Baoan International Airport in 2011 in terms of air traveler volume to become the fifth largest airport in mainland China. As of March 31, 2015, we obtained concession rights to install and operate various mega-size LED screens in 18 airports across China, including, such as, Beijing Capital International Airport, Hangzhou Xiaoshan International Airport in Zhejiang province, Changchun Longjia International Airport in Jilin province, Xi'an Xianyang International Airport in Shaanxi province, Chengdu Shuangliu International Airport in Sichuan province, Sanya Fenghuang International Airport in Hainan province, and Hohhot Baita International Airport in Inner Mongolia province. These contracts typically have durations of two to five years. Most concession fees are fixed under our concession rights contracts with escalation clauses attached, meaning the fees undergo fixed levels of increases over each year of the agreement. Payments under concession rights contracts are usually due three months in advance, but payments under a few material concession rights contracts are due six months or one year in advance. The concession fees that we pay for our networks in each airport vary by each airport's passenger volume and depend on the city where the airport is located. A majority of our concession rights contracts for our digital frames, digital TV screens and traditional media in airports have terms ranging from three to five years without any automatic renewal provisions. However, we can opt to renew the agreements three or five months before the expiration of certain concession rights contracts, on the condition that if another third party offers to enter into concession rights contracts in relation to the same media platforms, we shall have first right of refusal to renew our existing concession rights contracts on similar terms as those proposed by such third party. As of March 31, 2015, 43 out of our 107 concession rights contracts to operate in airports would be subject to renewal by the end of 2015. The number of displays and placement locations are explicitly specified in the majority of our concession rights contracts.

Airlines

As of December 31, 2014, our programs were placed on digital TV screens located on routes operated by the following airlines:

•	Air China;

•	China Southern Airlines;

•	China Eastern Airlines;

•	Hainan Airlines;

•	Shanghai Airlines;

•	Shenzhen Airlines;

•	Okay Airways.

As of December 31, 2014, we had seven concession rights contracts to place our programs on these network airlines, three of which contained provisions granting us exclusive concession rights. The scope of the exclusivity, however, varies from contract to contract. Most of these exclusivity provisions limit the exclusivity to certain types of programs played on airplanes. Most of the concession fees are fixed by escalation clauses under the relevant concession rights contracts, and their amounts vary by the number of routes and airplanes, type of aircraft and the departure and destination cities.

Some of the concession rights contracts set forth the number and model of airplanes on which our programs can be played. In 2013, in order to control our concession cost, we changed our business cooperation model with Air China so that instead of holding the exclusive concession rights for Air China, we now purchase advertising time and space slots from a third party with greater flexibility. See "Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—A significant portion of our revenues has been derived from the five largest airports and three largest airlines in China. If any of these airports or airlines experiences a material business disruption or if there are changes in our arrangements with these airports or airlines, we may incur substantial losses of revenues."

We hold 49% of the equity interests in a joint venture, Beijing Eastern Media Corporation, Ltd., or BEMC. BEMC is formed in partnership with China Eastern Media Corporation, Ltd., a subsidiary of China Eastern Group and China Eastern Airlines Corporation Limited operating the media resources of China Eastern Group, which holds 51% equity interests in BEMC. BEMC obtained concession rights of certain media resources from its shareholders, including the digital TV screens on airplanes of China Eastern Airlines, and paid concession fees to its shareholders as consideration. We believe this innovative strategic partnership further strengthened our relationship with China Eastern Group and we renewed our concession rights contract on February 20, 2010 with China Eastern Airlines to operate digital TV screens on China Eastern Airlines on an exclusive basis until December 31, 2020. As of December 31, 2014, BEMC also obtained media resources other than digital TV screens, including other existing media resources of China Eastern Airlines and new media resources to be developed through cooperative efforts by China Eastern Airlines and us.

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

Wi-Fi Service

In April 2014, we obtained the concession rights to install and operate Wi-Fi systems on five lines of high-speed trains operated by the Guangzhou Railway Bureau during the period from April 1, 2014 through May 31, 2017.

In August 2014, we obtained the concession rights to install and operate Wi-Fi systems on high-speed trains operated by the Shanghai Railway Bureau during the period from January 1, 2015 through March 31, 2018. In the same month, we obtained concession rights to install and operate Wi-Fi systems on high-speed trains operated by the Jinan Railway Bureau during the period from September 1, 2014 through January 31, 2018.

In September 2014, we obtained the concession rights to install and operate Wi-Fi systems on 97 high-speed trains operated by the Urumqi Railway Bureau during the period from November 30, 2014 through April 30, 2016.

In April 2015, we obtained the concession rights to install and operate Wi-Fi systems on ordinary trains operated by the Shanghai Railway Bureau and the Jinan Railway Bureau during the period from April 1, 2015 through December 31, 2018 and the period from April 18, 2015 through September 17, 2018, respectively.

Advertisers, Sales and Marketing

Our Advertisers

Our advertisers purchase advertising time slots and locations on our advertising network either directly from us or through advertising agencies. Many advertisers negotiate the terms of the advertising purchase agreements directly with us, however we also rely on advertising agencies for a significant portion of our sales.

We have a broad base of international and domestic advertisers in various industries. In 2012, the top three industries that advertised on our network were automobile, finance, and electronic and home appliances, which accounted for approximately 33.2%, 16.1% and 9.3% of our total revenues, respectively. In 2013, the top three industries that advertised on our network were automobile, finance and food and beverages, which accounted for approximately 33.1%, 11.4% and 9.1% of our total revenues, respectively. In 2014, the top three industries that advertised on our network were automobile, high-end food and beverages and domestic electric appliances, which accounted for approximately 36.6%, 8.0% and 7.9% of our total revenues, respectively. One customer accounted for more than 10% of our total revenues for 2012, and none of customers accounted for more than 10% of our total revenues for 2013 and 2014.

Sales and Marketing

We provide a number of services in connection with each advertiser's advertising campaign. We rely on our experienced sales team to assist advertisers in structuring advertising campaigns by analyzing advertisers' target audiences and the form and contents of the advertisement they may be interested in, as well as consumer products and services. We conduct market research, consumer surveys, demographic analysis and other advertising industry research for internal use to help our advertisers to create effective advertisements. We also use third-party market research firms from time to time to obtain the relevant market study data, and at the same time hire such research firms to evaluate the effects of our advertising, so as to evaluate the effectiveness of our network for our advertisers and to illustrate to our advertisers our ability to reach targeted demographic groups effectively.

Our experienced advertising sales team is organized by region and city with a presence in 24 cities as of December 31, 2014. We provide in-house education and training to our sales force to ensure they provide our current and prospective advertisers with comprehensive information about our services, the advantages of using our air travel advertising network as a marketing channel, and relevant information regarding the advertising industry. Our performance-linked compensation structure and career-oriented training are key drivers that motivate our sales employees.

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

Substantially all of the advertisements on our network are provided by our advertisers. All of the advertising content displayed on our advertising network is reviewed by us to ensure compliance with PRC laws and regulations. See "—Regulation—Regulation of Advertising Services—Advertising Content." We update advertising content for our programs played on digital TV screens on airplanes on a monthly basis. A majority of the non-advertising content played on our network is provided by third-party content providers such as Dragon TV, the Travel Channel and various satellite and cable television stations and television production companies. In January 2014, we entered into a strategic partnership with China Radio International Oriental Network (Beijing) Co., Ltd, which manages the internet TV business of China International Broadcasting Network, to operate the CIBN-AirMedia channel to broadcast network TV programs to air travelers in China.

Our programming team edits, compiles and records into digital format for all of our network programs according to the programming list. Each programming list and pre-recorded program is carefully reviewed to ensure the accuracy of the order, duration and frequency as well as the appropriateness of the programming content.

Display Equipment Supplies and Maintenance

The primary hardware required for the operation of our network are the digital frames and digital TV screens that we use in our media network. Our digital frames are flat-panel LCD displays and mega-size LED screens. The majority of our digital TV screens consist of plasma display panels and LCDs. Maintaining a steady supply of our display equipment is important to our operations and the growth of our network. The top suppliers of our digital frames in 2014 were Samsung, TCL, Vewell, Sharp and AU, which collectively provided 100% of our total digital frames. One supplier, AU, supplied all of our digital TV screens in 2014. Our digital frame suppliers typically provide us with one- to four-year warranties while our TV screen suppliers typically provide us with one-year warranties. Our service team cleans, maintains and monitors digital frames, digital TV screens and other displays in our network airports on a daily basis. We typically engage two to four skilled maintenance staff for each network airport to make five scheduled inspections on our displays every day. They report any technical problems that they cannot solve on-site to our technicians in Beijing who strive to remotely analyze and fix problems within 12 hours.

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

Competition

We compete primarily with several different groups of competitors in the air travel advertising market:

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

We compete for advertisers primarily on the basis of network size and coverage, location, price, program quality, range of services offered and brand recognition. See “Item 3. Key Information—D. Risk Factors — Risks Related to Our Business — We face significant competition in the PRC advertising industry, and if we do not compete successfully against new and existing competitors, we may lose our market share, and our profits may be reduced."

We may also encounter competition from other players as we further expand into the in-flight and on-train Wi-Fi market.

Intellectual Property

To protect our brand and other intellectual property, we rely on a combination of trademark and trade secret laws as well as confidentiality agreements with our employees, sales agents, contractors and others. We have registered 17 major trademarks and one patent in China, including "", "", "", "AIRMEDIA", "AirMedia" and "AirTV." We cannot be certain that our efforts to protect our intellectual property rights will be adequate or that third parties will not infringe or misappropriate these rights.

We have registered our domain name www.AirMedia.net.cn with the Internet Corporation for Assigned Names and Numbers. As of the date hereof, we have registered 21 computer software copyrights with the national copyright administration of China.

Regulation

We operate our business in China under a legal regime consisting of the State Council, which is the highest authority of the executive branch of the National People's Congress, and several ministries and agencies under its authority including the SAIC.

China's Advertising Law was promulgated in 1994. In addition, the State Council, SAIC and other ministries and agencies have issued regulations that regulate our business, all of which are discussed below.

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

Currently, our advertising business is mainly conducted through contractual arrangements with our consolidated VIEs in China, including AM Advertising, Shengshi Lianhe, Jiaming Advertising and AM Yuehang.

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

See “Item 4. Information on the Company—C. Organizational Structure” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements.”

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

We have been advised by our PRC legal counsel, however, that there are some uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities, in particular the SAIC (which regulates advertising companies), will not in the future take a view that is contrary to the opinion of our PRC legal counsel. We have been further advised by our PRC counsel that if the PRC government determines that the agreements establishing the structure for operating our PRC advertising business do not comply with PRC government restrictions on foreign investment in the advertising industry, we could be subject to severe penalties. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with PRC governmental restrictions on foreign investment in the advertising industry and in the operating of non-advertising content, our business could be materially and adversely affected."

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

Each of Shenzhen AM, AM Technology and Xi'an AM has valid business license as of the date of this report. The business scope of these three entities as set forth in their business licenses include the development of electronic, computer and media-related technologies and products and do not include advertising, due to certain restrictions on foreign ownership of advertising enterprises under PRC law.

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

Advertisers, advertising operators and advertising distributors are required by PRC advertising laws and regulations to ensure that the content of the advertisements they prepare or distribute are true and in full compliance with applicable law. In providing advertising services, advertising operators and advertising distributors must review the prescribed supporting documents provided by advertisers for advertisements and verify that the content of the advertisements comply with applicable PRC laws and regulations. In addition, prior to distributing advertisements for certain items which are subject to government censorship and approval, advertising distributors are obligated to ensure that such censorship has been performed and approval has been obtained. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, the SAIC or its local branches may revoke violators' licenses or permits for advertising business operations. Furthermore, advertisers, advertising operators or advertising distributors may be subject to civil liability if they infringe the legal rights and interests of third parties in the course of their advertising business.

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

In addition, according to a relevant SARFT circular, displaying audio-video programs such as television news, films and television shows, sports, technology and entertainment through public audio-video systems located in automobiles, buildings, airports, bus or train stations, shops, banks and hospitals and other outdoor public systems must be approved by the SARFT. The relevant authority in China has not promulgated any implementation rules on the procedure of applying for the requisite approval pursuant to the SARFT circular. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If we fail to obtain approvals for inclusion of non-advertising content in our programs broadcast in digital TV screens on airplanes, we may be unable to continue to include such non-advertising content in our programs, which may cause our revenues to decline and our business and prospects to deteriorate.”

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

Regulations on Dividend Distribution

Under applicable PRC regulations, wholly foreign-owned companies in the PRC may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. Additionally, these wholly foreign-owned companies are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until their cumulative total reserve funds have reached 50% of the companies' registered capitals. At the discretion of these wholly foreign-owned companies, they may allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends except in the event of liquidation and cannot be used for working capital purposes.

In addition, under the EIT Law, dividends generated after January 1, 2008 and payable by a FIE in China to its foreign investors who are non-resident enterprises will be subject to a 10% withholding tax unless any such foreign investor's jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. BVI, where Broad Cosmos, our wholly owned subsidiary, is incorporated, does not have such a tax treaty with China. AM China, the 100% shareholder of AM Technology, Shenzhen AM and Xi'an AM, is incorporated in Hong Kong. According to the Mainland and Hong Kong Special Administrative Region Arrangement on Avoiding Double Taxation or Evasion of Taxation on Income agreed between China and Hong Kong in August 2006, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise). In August 2009, the State Administration of Taxation released the Administrative Measures for Non-Residents Enjoying Tax Treaty Benefits (Trial Implementation), which took effect on October 1, 2009. Under these measures, our Hong Kong subsidiary needs to obtain approval from the competent local branch of the State Administration of Taxation in order to enjoy the preferential withholding tax rate of 5% in accordance with the Double Taxation Arrangement. In February 2009, the State Administration of Taxation issued Notice No. 81. According to Notice No. 81, in order to enjoy the preferential treatment on dividend withholding tax rates, an enterprise must be the "beneficial owner" of the relevant dividend income, and no enterprise is entitled to enjoy preferential treatment pursuant to any tax treaties if such enterprise qualifies for such preferential tax rates through any transaction or arrangement, the major purpose of which is to obtain such preferential tax treatment. The tax authority in charge has the right to make adjustments to the applicable tax rates, if it determines that any taxpayer has enjoyed preferential treatment under tax treaties as a result of such transaction or arrangement. In October 2009, the State Administration of Taxation issued another notice on this matter, or Notice No. 601, to provide guidance on the criteria to determine whether an enterprise qualifies as the "beneficial owner" of the PRC sourced income for the purpose of obtaining preferential treatment under tax treaties. Pursuant to Notice No. 601, the PRC tax authorities will review and grant tax preferential treatment on a case-by-case basis and adopt the "substance over form" principle in the review. Notice 601 specifies that a beneficial owner should generally carry out substantial business activities and own and have control over the income, the assets or other rights generating the income. Therefore, an agent or a conduit company will not be regarded as a beneficial owner of such income. Since the two notices were issued, it has remained unclear how the PRC tax authorities will implement them in practice and to what extent they will affect the dividend withholding tax rates for dividends distributed by our subsidiaries in China to our Hong Kong subsidiary. If the relevant tax authority determines that our Hong Kong subsidiary is a conduit company and does not qualify as the "beneficial owner" of the dividend income it receives from our PRC subsidiaries, the higher 10% withholding tax rate may apply to such dividends.

The EIT Law provides, however, that dividends distributed between qualified resident enterprises are exempted from the withholding tax. According to the Implementation Regulations of the EIT Law, the qualified dividend and profit distribution from equity investment between resident enterprises shall refer to investment income derived by a resident enterprise from its direct investment in other resident enterprises, except the investment income from circulating stocks issued publicly by resident enterprises and traded on stock exchanges where the holding period is less than 12 months. As the term "resident enterprises" needs further clarification and interpretation, we cannot assure you that the dividends distributed by AM Technology, Shenzhen AM and Xi'an AM to their direct shareholders would be regarded as dividends distributed between qualified resident enterprises and be exempted from the withholding tax.

Under the EIT Law and related regulations, an enterprise established outside of the PRC with "de facto management bodies" within the PRC is considered a PRC resident enterprise and is subject to the EIT at the rate of 25% on its worldwide income. The related regulations define the term "de facto management bodies" as "establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise." The SAT issued the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or SAT Circular 82, on April 22, 2009. SAT Circular 82 provides certain specific criteria for determining whether the "de facto management body" of a Chinese-controlled overseas-incorporated enterprise is located in China. In addition, the SAT issued a bulletin on July 27, 2011 to provide more guidance on the implementation of SAT Circular 82 with an effective date to be September 1, 2011. The bulletin provided clarification in the areas of resident status determination, post-determination administration, as well as competent tax authorities. It also specifies that when provided with a copy of a Chinese tax resident determination certificate from a resident Chinese controlled offshore incorporated enterprise, the payer should not withhold 10% income tax when paying the Chinese-sourced dividends, interest, royalties, etc. to the Chinese controlled offshore incorporated enterprise. Although both SAT Circular 82 and the bulletin only apply to offshore enterprises controlled by PRC enterprises, not to those that, like our company, are controlled by PRC individuals, the determination criteria set forth in SAT Circular 82 and administration clarification made in the bulletin may reflect the SAT's general position on how the "de facto management body" test should be applied in determining the tax residency status of offshore enterprises and the administration measures that should be implemented, regardless of whether they are controlled by PRC enterprises or PRC individuals.

Moreover, under the EIT Law, if we are classified as a PRC resident enterprise and such income is deemed to be sourced from within the PRC, foreign ADS holders may be subject to a 10% withholding tax upon dividends payable by us and gains realized on the sale or other disposition of ADSs or ordinary shares.

See "Item 3. Key Information — D. Risk Factors — Risks Related to our Business — Dividends payable to us by our wholly-owned operating subsidiaries may be subject to PRC withholding taxes, or we may be subject to PRC taxation on our worldwide income, and dividends distributed to our investors may be subject to more PRC withholding taxes under the PRC tax law."

SAFE Regulations on Offshore Investment by PRC Residents and Employee Stock Options

In October 2005, the SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Notice 75, which became effective as of November 1, 2005. SAFE Notice 75 suspends the implementation of two prior regulations promulgated in January and April of 2005 by the SAFE. On July 4, 2014, SAFE issued the SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Outbound Investment and Financing and Inbound Investment via Special Purpose Vehicles, or SAFE Circular 37, which has superseded SAFE Circular 75. Under SAFE Circular 75, SAFE Circular 37 and other relevant foreign exchange regulations, PRC residents who make, or have previously made, prior to the implementation of these foreign exchange regulations, direct or indirect investments in offshore companies will be required to register those investments. In addition, any PRC resident who is a direct or indirect shareholder of an offshore company is also required to file or update the registration with the local branch of SAFE, with respect to that offshore company for any material change involving its round-trip investment, capital variation, such as an increase or decrease in capital, transfer or swap of shares, merger, division, long-term equity or debt investment or the creation of any security interest. If any PRC shareholder fails to make the required registration or update the previously filed registration, the PRC subsidiary of that offshore parent company may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to their offshore parent company, and the offshore parent company may also be prohibited from injecting additional capital into its PRC subsidiary. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

In December 2006, the People's Bank of China promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, or the PBOC Regulation, setting forth the respective requirements for foreign exchange transactions by PRC individuals under either the current account or the capital account. In January 2007, the SAFE issued implementing rules for the PBOC Regulation, which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen's participation in the employee stock ownership plans or stock option plans of an overseas publicly-listed company. On February 15, 2012, the SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Administration for Domestic Individuals Participating in an Employee Share Incentive Plan of an Overseas-Listed Company (which replaced the old Circular 78, "Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in an Employee Stock Holding Plan or Stock Option Plan of an Overseas-Listed Company" promulgated on March 28, 2007), or the New Share Incentive Rule. Under the New Share Incentive Rule, PRC citizens who participate in a share incentive plan of an overseas publicly listed company are required to register with SAFE and complete certain other procedures. All such participants need to retain a PRC agent through a PRC subsidiary to register with SAFE and handle foreign exchange matters such as opening accounts and transferring and settlement of the relevant proceeds. The New Share Incentive Rule further requires that an offshore agent should also be designated to handle matters in connection with the exercise or sale of share options and proceeds transferring for the share incentive plan participants.

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

The following diagram illustrates our corporate structure as of March 31, 2015:

Offshore

VIE
Onshore
Equity Interest
Contractual arrangements. See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements."

(1)	Beijing Shengshi Lianhe Advertising Co., Ltd., or Shengshi Lianhe, is 79.86% owned by Mr. Herman Man Guo, our chairman and chief executive officer, 11.94% owned by Mr. Qing Xu, our director and executive president, and 8.20% owned by Mr. Xiaoya Zhang, former president and chief financial officer of AirMedia Group Inc. and AirMedia Group Co., Ltd.
(2)	Beijing AirMedia Jiaming Advertising Co., Ltd. , formerly known as Beijing AirMedia UC Advertising Co., Ltd. is 98.75% owned by AirMedia Group Co., Ltd., 1.035% owned by Mr. Herman Man Guo, our chairman and chief executive officer, 0.215% owned by Mr. Qing Xu, our director and executive president.

(3)	Beijing Yuehang Digital Media Advertising Co., Ltd. is 80% owned by Mr. James Zhonghua Feng, our president and director, and 20% owned by Mr. Tao Hong, senior administrative director of AirMedia Group Co., Ltd.
(4)	In April 2015, Beijing Shengshi Lianhe Advertising Co., Ltd. entered into an agreement with Shenzhen Liantronics Co., Ltd. to transfer 5% equity interest in AirMedia Group Co., Ltd. to Shenzhen Liantronics Co., Ltd. Upon the completion of this transfer, AirMedia Group Co., Ltd. will be approximately 91.8% owned by Shengshi Lianhe, 5% owned by Shenzhen Liantronics Co., Ltd, approximately 2.8% owned by Mr. Herman Man Guo, our chairman and chief executive officer, and the remaining interest will be owned by Mr. Qing Xu, our director and executive president and Mr. Xiaoya Zhang, former president and chief financial officer of AirMedia Group Inc. and AirMedia Group Co., Ltd.
(5)	Beijing AirMedia Lianhe Advertising Co., Ltd. (formerly known as Beijing Weimei Lianhe Advertising Co., Ltd.) is 20% owned by Beijing Dayun Culture Communication Co., Ltd.
(6)	Beijing Dongding Gongyi Advertising Co., Ltd. is 25% owned by Mr. Jin Li, director and deputy general manager of Beijing Dongding Gongyi Advertising Co., Ltd.
(7)	Guangzhou Meizheng Advertising Co., Ltd. was 46% owned by Guangzhou Daozheng Advertising Co., Ltd., as of March 31, 2015. The share capital increase has been completed on April 15, 2015, and as of date of this annual report, Shengshi Lianhe and Guangzhen Daozheng Advertising Co., Ltd. each holds approximately 63% and 37%, respectively, of this entity.
(8)	Beijing GreatView Media Advertising Co., Ltd. is formerly known as Beijing Weimei Shengjing Media Advertising Co., Ltd. Beijing GreatView Media Advertising Co., Ltd. is 21.27% owned by Elec-Tech International Co., Ltd. and 17.32% owned by Beijing Zhongshi Aoyou Advertising Co., Ltd. Elec-Tech International Co., Ltd. had contributed RMB8,865,937.5 out of its subscribed registered capital of RMB13,510,000 as of March 31, 2015 and is obligated to complete its duty of contribution before June 28, 2015.
(9)	Beijing AirMedia Film & TV Culture Co., Ltd. is 20% owned by Dingsheng Ruizhi (Beijing) Investment Consulting Co., Ltd.
(10)	Beijing Xinghe Union Media Co., Ltd. is 50% owned by Beijing AirMedia Film & TV Culture Co., Ltd.
(11)	Flying Dragon Media Advertising Co., Ltd. is 16% owned by Ms. Mingfang Zhang, president of Flying Dragon Media Advertising Co., Ltd., and 4% owned by Mr. Hulin Zhang, general manager of Flying Dragon Media Advertising Co., Ltd.
(12)	AirTV United Media & Culture Co., Ltd. is 25% owned by Beijing Dalu Culture Media Co., Ltd.

Substantially all of our operations are conducted through contractual arrangements with our consolidated VIEs in China, AM Advertising, Shengshi Lianhe, Jiaming Advertising and AM Yuehang. We do not have any equity interests in our VIEs, but instead enjoy the economic benefits derived from them through a series of contractual arrangements. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements” for a description of these arrangements.

As of March 31, 2015, we hold less than a majority of equity interest in the following entities and do not consolidate the results of these entities.

(1)	Beijing AirMedia Jiaming Film & TV Culture Co., Ltd., which is 49% owned by AM Advertising and 51% owned by Beijing Hongyin Tianyue Film & TV Culture Co., Ltd..
(2)	Beijing AirMedia Jinsheng Advertising Co., Ltd, which is 19% owned by Beijing AirMedia Media Advertising Co., Ltd. and 81% owned by Beijing Tianyi Culture Development Co., Ltd.
(3)	Beijing Eastern Media Co., Ltd., which is 49% owned by AM Advertising and 51% owned by Shanghai Eastern Media Corporation
(4)	Beijing Yunxing Chuangrong Investment Fund Management, Co., Ltd., which is 50% owned by AM Advertising and 50% owned by HNA Xinhua Culture Holding Group Co., Ltd.
(5)	Guangxi Dingyuan Advertising Co., Ltd., which is 40% owned by AM Advertising, 20% owned by Guangxi Civil Aviation Development Co., Ltd. and 40% owned by Beijing Asiaray Advertising Co., Ltd.
(6)	Qingdao Airport AirMedia Advertising Co., Ltd., which is 49% owned by AM Advertising and 51% owned by Qingdao International Airport Group Co., Ltd.
(7)	Zhangshangtong Air Service (Beijing) Co., Ltd., which is 20% owned by AM Advertising, 61.4% owned by Beijing Zhangshangtong Network Technology Corporation and 18.6% owned by 16 individuals.
(8)	Zhejiang AirMedia Guangying Film & TV Production Co., Ltd., which is 47.6% owned by Beijing AirMedia Film & TV Culture Co., Ltd. and 52.4% owned by Zhejiang Tianguangdiying Film & TV Production Co., Ltd.
(9)	Beijing AirMedia Jiacheng Media Advertising Co., Ltd., which is 30% owned by Beijing AirMedia Jiaming Advertising Co., Ltd. and 70% owned by Beijing Dongfang Jiacheng Culture & Media Co., Ltd.

D.	Property, Plants and Equipment

Our headquarters are located in Beijing, China, where we lease approximately 5,043 square meters (approximately 54,282 square feet) of office space. Our branch offices lease approximately 4,628 square meters (approximately 49,815 square feet) of office space in approximately 35 other locations.

In addition, we own approximately 841 square meters (approximately 9,051 square feet) of office space in China. In September 2014, we entered into an agreement to purchase an office space of 1,009.95 square meters (approximately 10,871 square feet) in Beijing for a total consideration of RMB32.6 million (US$5.3 million).

In January 2015, we transferred 81% equity interests in AM Jinsheng for a consideration of $1.2 million to Beijing Tianyi Culture Development Co., Ltd., a third party unrelated to us. As a part of the transaction, we agreed to sell certain property, plant and equipment with net carrying value of $1.1 million to Beijing Tianyi Culture Development Co., Ltd and have classified them as assets held for sale. No impairment was noted for the assets held for sale.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements because of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors" or in other parts of this annual report on Form 20-F. See "Forward-looking Information."

A.	Operating Results

Important Factors Affecting Our Results of Operations

Our operating results are substantially affected by the following factors and trends. After the completion of our on-going divestiture of our business lines of TV-attached digital frames and digital TV screens in airports, the extent of effect on our operating results by factors in respect of these two business lines is expected to decrease.

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

By increasing the number of airports, airlines and gas stations in our network, we can increase the number of advertising time slots and locations that we have available to sell. In addition, the length of our advertising cycle for our digital frames and digital TV screens can potentially be extended to longer durations depending on demand in each airport or airline. However, advertisers may be unwilling to accept placement of their advertisements on a longer time cycle which decreases the frequencies of their advertisements displayed each day. Also, beginning April 6, 2012, in an effort to improve the attractiveness of our digital frames, we changed our sales method for stand-alone digital frames in the airports for second-tier and third-tier cities in China. The length of advertising time slot was changed from 12 seconds to six seconds per time slot. The cycle time of advertisements was changed from 10 minutes to five minutes. These changes increased the frequency of exposure for advertisements and had no impact on the time slots available for sale of our digital frames. In addition, advertisers now have the choice to purchase time slots on our stand-alone digital frames at departure halls or arrival halls separately or as a whole in the airports for second-tier and third-tier cities. For more details, see "Item 4. Information on the Company—A. History and Development of the Company—Business Overview—Programming." In addition, by increasing the number of light boxes, billboards and gate bridges in our network, we can increase the number of advertising spaces and locations that we have available to sell. See “Item 3. Key Information—D. Risk Factors—Risks Related to our Business—When our current advertising network of digital frames, digital TV screens, mega-size LEDs, light boxes and LED screens becomes saturated in the major airports, airlines, gas stations and other locations where we operate, we may be unable to offer additional time slots or locations to satisfy all of our advertisers' needs, which could hamper our ability to generate higher levels of revenues and profitability over time."

Pricing

The average selling price for our advertising time slots is generally calculated by dividing our advertising revenues from these time slots by the number of 6- and 12-second equivalent advertising time slots for digital frames in airports and 30-second equivalent advertising time slots for digital TV screens in airports and on airplanes sold during that period. The average selling price for our traditional media spaces and locations in airports is calculated by dividing the revenues derived from all the locations sold by the number of locations sold during the period presented, and we use a similar method to calculate average selling price for our gas station and outdoor media locations. The primary factors that affect the effective price we charge advertisers for time slots and locations on our network and our utilization rate include the attractiveness of our network to advertisers, which depends on the number of displays and locations, the number and scale of airports and airplanes in our network, the level of demand for time slots and locations, and the perceived effectiveness by advertisers of their advertising campaigns placed on our network. We may increase the selling prices of our advertising time slots and locations from time to time depending on the demand for our advertising time slots, spaces and locations. For example, starting from October 23, 2012, after approximately 40-day operation, we completed the upward adjustment of the listing price of our mega-size LED screens at Terminals 2 of Chengdu Shuangliu International Airport by approximately 75%. The price adjustment was due to strong demand from advertisers.

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

Utilization Rate

The utilization rate of our advertising time slots is the total time slots sold as a percentage of total time slots available during the relevant period. In order to provide meaningful comparisons of the utilization rate of our advertising time slots, we generally normalize our time slots into 12-second units for digital frames in different airports and 30-second units for digital TV screens in airports and on airplanes, which we can then compare across network airports, airlines and periods to chart the normalized utilization rate of our network by airports and airlines and over time. The utilization rate of our advertising locations for traditional media in airports, gas stations and outdoor media is the total number of locations sold as a percentage of the total number of locations available during the relevant period. Our overall utilization rate was primarily affected by the demand for our advertising time slots and locations and our ability to increase the sales of our advertising time slots and locations, especially those advertising time slots and locations on our network airports. We plan to strengthen our sales efforts in these cities by building local sales teams to increase our direct sales of advertising time slots and locations in these cities and ultimately improve our utilization rate.

Network Coverage and Concession Fees

During the past three fiscal years, the demand for our advertising time slots and locations and the effective price we charged advertisers for time slots and locations on our network depended on the attractiveness and effectiveness of our network as viewed by our advertisers which, in turn, was related to the breadth of our network coverage, including significant coverage in major airports and airlines that advertisers wish to reach. As a result, it has been, and will continue to be, important for us to secure and retain concession rights contracts to operate our digital frames and traditional media in major airports and to place our programs on major airlines and to increase the number of programs we place on those airlines. In addition, our future results of operations will also be affected by our network coverage beyond airports and airlines, including gas stations.

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

Revenues

We generate revenues from the sale of advertising time slots and locations on our advertising network.

(All amounts are in thousands of U.S. dollars, except percentages)

	Fiscal Years Ended December 31,
	2012		2013		2014
	Amount	% of Total Revenues	Amount	% of Total Revenues	Amount	% of Total Revenues
Air Travel Media Network
Digital frames in airports	$137,342	46.9%	$152,346	55.1%	$138,527	54.1%
Digital TV screens in airports	13,731	4.7%	14,110	5.1%	13,286	5.2%
Digital TV screens on airplanes	26,612	9.1%	16,160	5.8%	16,212	6.3%
Traditional media in airports	83,478	28.5%	64,845	23.5%	56,723	22.2%
Other revenues in air travel	7,346	2.4%	9,183	3.3%	6,395	2.5%
Gas station Media Network	14,217	4.9%	12,726	4.6%	11,164	4.4%
Other Media	10,239	3.5%	7,146	2.6%	13,564	5.3%
Total revenues	292,965	100.0%	276,516	100.0%	255,871	100.0%
Business tax and other sales tax	(6,223)	(2.1)%	(4,250)	(1.5)%	(3,390)	(1.3)%
Net revenues	$286,742	97.9%	$272,266	98.5%	$252,481	98.7%

Revenues from Air Travel Media Network

Revenues from our digital frames in airports accounted for 46.9%, 55.1% and 54.1% of our total revenues for the years ended December 31, 2012, 2013 and 2014, respectively. We operated a total of 3,403 digital frames in 34 airports, 3,380 digital frames in 31 airports and 2,993 digital frames in 28 airports as of December 31, 2012, 2013 and 2014, respectively. We expect revenues from digital frames in airports to continue to decrease in the future upon completion of the business divestiture.

Revenues from digital frames in airports decreased by 9.1% to $138.5 million in 2014 from $152.3 million in 2013 mainly due to a soft advertising market. The number of digital frames advertising time slots sold decreased 6.7% to 52,238 in 2014 from 56,010 in 2013, and the average selling price decreased to $2,652 in 2014 from $2,720 in 2013.

Revenues from digital frames in airports increased by 10.9% to $152.3 million in 2013 from $137.3 million in 2012 mainly due to the rapid growth of our mega-size LED screens advertisement business and our continued sales efforts. The number of digital frames advertising time slots sold increased 13.0% from 49,558 in 2012 to 56,010 in 2013, and the average selling price decreased slightly from $2,771 in 2012 to $2,720 in 2013.

Revenues from our digital TV screens in airports accounted for 4.7%, 5.1% and 5.2% of our total revenues for the years ended December 31, 2012, 2013 and 2014, respectively. We operated 2,579 digital TV screens in 34 airports, 2,969 digital TV screens in 31 airports and 2,821 digital TV screens in 26 airports as of December 31, 2012, 2013 and 2014, respectively. We expect revenues from this line of business to decrease in the near future after we complete the divestiture.

Revenues from digital TV screens in airports decreased by 5.8% to $13.3 million in 2014 from $14.1 million in 2013 due to a soft advertising market and a drop in demand from advertisers as a result of competition from our other product lines and the fact that, with the rapid development of mobile internet, more people now pay attention to their cell phones instead of our digital TV screens. Meanwhile, there was a 13.5% downward adjustment in the average selling price of our digital TV screens in airports to $627 in 2014 from $725 in 2013 and a 8.9% increase in the number of digital TV advertising time slots sold to 21,174 in 2014 from 19,452 in 2013.

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

Revenues from our digital TV screens on airplanes accounted for 9.1%, 5.8% and 6.3% of our total revenues for the years ended December 31, 2012, 2013 and 2014, respectively. Our network operating digital TV screens consisted of nine, seven and seven airlines as of December 31, 2012, 2013 and 2014 .

Revenues from digital TV screens on airplanes remained relatively unchanged from 2013 to 2014. We did not renew the concession rights contract with Air China, which expired on December 31, 2012, but regained some advertising time on Air China's airplanes on August 1, 2013 through an arrangement with an intermediary advertising agent. Additionally, the number of time slots sold increased by 5.9% to 558 in 2014 from 527 in 2013 and there was a 5.2% decrease in the average selling price of digital TV screens on airplanes to $29,054 in 2014 from $30,662 in 2013.

Revenues from digital TV screens on airplanes decreased by 39.3% to $16.2 million in 2013 from $26.6 million in 2012 due to a decrease in revenues from digital TV screens on Air China's airplanes. We did not renew the concession rights contract with Air China, which expired on December 31, 2012, but regained some advertising time on Air China's airplanes on August 1, 2013 through an arrangement with an intermediary advertising agent. Additionally, the number of time slots sold decreased by 32.5% to 527 in 2013 from 781 in 2012 and there was a 10.0% decrease in the average selling price of digital TV screens on airplanes to $30,662 in 2013 from $34,074 in 2012.

Revenues from traditional media in airports, consisting of billboards and light boxes in airports and billboards and painted advertisements on gate bridges, accounted for 28.5%, 23.5% and 22.2% of our total revenues for the years ended December 31, 2012, 2013 and 2014, respectively. We have offered light box displays since the commencement of our operations.

Revenues from traditional media in airports decreased by 12.5% to $56.7 million in 2014 from $64.8 million in 2013. The decrease was primarily due to our termination of certain unprofitable or low-margin contracts so as to focus our resources on the more profitable ones. There was a 2.7% increase in the average selling price of traditional media in airports to $28,764 in 2014 from $27,999 in 2013 and a 14.9% decrease in the number of locations sold to 1,972 locations in 2014 from 2,316 locations in 2013.

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

Other revenues in air travel, generated from advertising equipment such as digital TV screens and light boxes, accounted for 2.4%, 3.3% and 2.5% of our total revenues for the years ended December 31, 2012, 2013 and 2014, respectively.

Revenues from Gas Station Media Network

Our gas station media network was started during 2009, when we gained concession rights to develop and operate an outdoor advertising network in Sinopec gas stations throughout China. Revenues from our gas station media network, consisting of outdoor advertising platforms such as LED screens, billboards and light boxes at Sinopec gas stations in China, accounted for 4.9%, 4.6% and 4.4% of our total revenues for the years ended December 31, 2012, 2013 and 2014 respectively.

Revenues from Other Media

Revenues from other media were primarily revenues from our new business of film distribution and film investment and AM Outdoor, a company our variable interest entity AM Advertising acquired in January 2010, which operates unipole signs and other outdoor media. Revenues from our other media amounted to $10.2 million, $7.1 million and $13.6 million in 2012, 2013 and 2014, respectively, and accounted for 3.5%, 2.6% and 5.3% of our total revenues for the years ended December 31, 2012, 2013 and 2014 respectively.

Business Tax, Value-added Tax ("VAT") and Other Sales Related Tax

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

Starting from August 2013, certain of our subsidiaries and VIEs became subject to VAT at the rates of 6% or 3% on certain service revenues which were previously subject to business tax. The amount of VAT included as a deduction to revenue amounted to $19.3 million for the year ended December 31, 2014.

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

	Fiscal Years Ended December 31,
	2012		2013		2014
	(All amounts are in thousands of U.S. Dollars, except percentages)
	Amount	%	Amount	%	Amount	%
Net revenues	$286,742	100.0%	$272,266	100.0%	$252,481	100%
Cost of revenues
Concession fees	(177,996)	(62.1)%	(180,990)	(66.5)%	(175,696)	(69.6)%
Agency fees	(45,778)	(16.0)%	(37,413)	(13.7)%	(36,139)	(14.3)%
Others	(26,832)	(9.4)%	(26,270)	(9.6)%	(24,000)	(9.5)%
Total cost of revenues	$(250,606)	(87.4)%	$(244,673)	(89.9)%	$(235,835)	(93.4)%

Concession Fees

We incurred concession fees to airports for placing and/or operating our digital frames, digital TV screens and other traditional media displays, to airlines for placing our programs on their digital TV screens and to gas stations for operating our traditional media displays such as light boxes and billboards and to train administration authorities for Wi-Fi system installation and operation rights. These fees constitute a significant portion of our cost of revenues and equaled approximately 62.1%, 66.5% and 69.6% of our net revenues and were $178.0 million, $181.0 million and $175.7 million in the years ended December 31, 2012, 2013 and 2014, respectively. Most of the concession fees paid to airports and airlines were fixed under the relevant concession rights contracts with escalation clauses, which required fixed fee increases over each year of the relevant contract, and payments were usually due three or six months in advance. For gas stations, the actual concession fees paid to Sinopec were RMB 38 million (approximately $6.0 million) for the year ended December 31, 2011. From 2012 onwards, the concession fees paid to Sinopec were based on the actual number of developed gas stations with our operating LEDs and associated standard annual concession fees for each developed gas station or a fixed minimum payment if any base on negotiation with the petroleum company.

Concession fees increased from 2012 to 2013 because we expanded our media resources with an additional number of concession rights contracts entered into over the years and, while concession fee payments under these additional concession rights contracts began almost immediately after signing and were paid on a fixed schedule, it took a while for us to ramp up sales of advertising time slots and locations and build up revenues from these newly signed concession rights contracts. The concession fees that we incur under concession rights contracts for our digital frames and digital TV screens in airports vary depending on the airport's passenger flow, the city where the airport is located and the profiles of air passengers. The concession fees that we incur under concession rights contracts for our programs on airlines vary depending on the number of routes and airplanes, types of aircrafts and the departure and destination cities. The decrease in concession fees from 2013 to 2014 was primarily due to a decrease in concession fees of termination of certain of our unprofitable or low margin contracts.

Concession fees tend to increase over time as we obtain more concession rights to further develop our network. As we have recently obtained concession rights to operate Wi-Fi systems on trains, we may experience an increase in our concession fees in order to retain these concession rights contracts.

Agency Fees

We engaged third-party advertising agencies to help source advertisers from time to time. These third-party advertising agencies assisted us in identifying and introducing advertisers to us. In return, we paid fees to these third-party agencies if they generated advertising revenues for us. Fees that we paid to these third-party agencies were calculated based on a pre-set percentage of revenues generated from the advertisers introduced to us by the third-party agencies and were paid when payments were received from the advertisers. We recorded these agency fees as cost of revenues ratably over the period in which the related advertisements were displayed. Agency fees were equal to 16.0%, 13.7% and 14.3% of our net revenues for the years ended December 31, 2012, 2013 and 2014, respectively. We expect to continue using these third-party advertising agencies in the near future.

From time to time, we and certain advertising agencies may renegotiate and mutually agree, as permitted by applicable laws, to reduce the existing agency fee liabilities as calculated under the terms of existing contracts. Such reductions in the accrued agency fees are recorded as a reduction in cost of sales in the period in which the renegotiations are finalized. During the years ended December 31, 2012, 2013 and 2014, reversals in cost of sales as a result of renegotiated agency fees amounted to $6.4 million, $3.3 million and $1.4 million, respectively.

Others

Our other cost of revenues represented 9.4%, 9.6% and 9.5% of our net revenues for the years ended December 31, 2012, 2013 and 2014, respectively, and included the following:

•	Display Equipment Depreciation. Generally, we capitalized the cost of our digital frames, digital TV screens, light boxes, LED screens and billboards and related equipment in the gas station media network and PAD on high-speed trains and recognized depreciation costs on a straight-line basis over the term of their useful lives, which we estimate to be five years. The primary factors affecting our depreciation costs were the number of digital frames, digital TV screens and mega-size LED screens in airports and LED screens in gas stations and the unit cost for those displays, as well as the remaining useful life of the displays.

•	Display Equipment Maintenance Cost. Our display maintenance cost consisted of salaries for our network maintenance staff, travel expenses in relation to on-site visits and monitoring and costs for materials and maintenance in connection with the upkeep of our advertising network. The primary factor affecting our display equipment maintenance cost was the size of our network maintenance staff.

•	Non-advertising Content Cost. The programs on the majority of our digital TV screens combine advertising content with non-advertising content, such as weather, sports and comedy clips. Our standard programs in airports currently include 40 minutes of non-advertising content during each hour of programming and are shown for approximately 16 hours per day. The length of our in-flight programs typically ranges from approximately 45 to 60 minutes per flight, approximately 40 to 45 minutes of which consist of non- advertising content. We believe that the non-advertising program content makes air travelers more receptive to the advertisements included in our programs and ultimately make our program more effective for our advertisers. This in turn allows us to charge a higher price for each advertising time slot. We also promoted the brand names of our advertisers through our program content by naming our programs after their brand names or displaying their logos on the corner of the digital TV screens during the programs. We produced some of the non-advertising content shown on our network through our VIEs. The majority of the non-advertising content broadcast on our network was provided by third-party content providers such as Shanghai Media Group and various local television stations and television production companies. In January 2014, we entered into a strategic partnership with China Radio International Oriental Network (Beijing) Co., Ltd, which manages the internet TV business of China International Broadcasting Network, to operate the CIBN-AirMedia channel to broadcast network TV programs to air travelers in China. We pay a fixed price for some content. Other content is provided free to us and the provider of the content benefits by having its logo shown on the content in addition to experiencing greater exposure to a wider audience. These providers of free content receive no benefit from us and do not place advertising with us. We do not directly generate revenues from these non-exchange transactions. Some of the third-party content providers that currently do not charge us for their content may do so in the future and other third-party content providers may increase the prices for their programs over time. This may increase our cost of revenues in the future.

Operating Expenses

During the periods covered by this report, our operating expenses consisted of general and administrative expenses and selling and marketing expenses. The following table sets forth the two components of our operating expenses, both in absolute amount and as a percentage of net revenues for the periods indicated.

	Fiscal Years Ended December 31,
	2012		2013		2014
	(All amounts are in thousands of U.S. Dollars, except percentages)
	Amount	%	Amount	%	Amount	%
Net revenues	$286,742	100.0%	$272,266	100.0%	$252,481	100.0%
Operating expenses
General and administrative expenses	(21,842)	(7.6)%	(25,723)	(9.5)%	(26,337)	(10.4)%
Selling and marketing expenses	(17,995)	(6.3)%	(20,069)	(7.4)%	(25,067)	(9.9)%
Impairment of goodwill	(20,611)	(7.2)%	‒	‒	‒	‒
Impairment of intangible assets	(9,583)	(3.3)%	‒	‒	‒	‒
Total operating expenses	$(70,031)	(24.4)%	$(45,792)	(16.8)%	$(51,404)	(20.3)%

We expect that our operating expenses will further increase in the future as we expand our network and operations and enhance our sales and marking activities.

General and Administrative Expenses

General and administrative expenses were equal to 7.6%, 9.5% and 10.4% of our net revenues for the years ended December 31, 2012, 2013 and 2014, respectively. Our general and administrative expenses included share-based compensation expenses of $2.6 million, $1.3 million and $1.3 million in the fiscal years ended December 31, 2012, 2013 and 2014, respectively. General and administrative expenses consisted primarily of office and utility expenses, salaries and benefits for general management, finance and administrative personnel, allowance for doubtful accounts, depreciation of office equipment, public relations related expenses and other administration related expenses.

Selling and Marketing Expenses

Selling and marketing expenses accounted for 6.3%, 7.4% and 9.9% of our net revenues for the years ended December 31, 2012, 2013 and 2014, respectively. Our selling and marketing expenses consisted primarily of salaries and benefits for our sales and marketing personnel, office and utility expenses related to our selling and marketing activities, travel expenses incurred by our sales personnel, expenses for the promotion, advertisement and sponsorship of media events, and other sales and marketing related expenses. Our selling and marketing expenses included share-based compensation expenses of $0.9 million, nil and $0.1 million in the years ended December, 31, 2012, 2013 and 2014, respectively.

Impairment of Goodwill

For purposes of evaluating goodwill impairment, we have four reporting units: the advertising media in air travel areas, the advertising media in gas station, the outdoor advertising media and the fire station advertising media, and have determined to perform the annual impairment tests on December 31 of each year. We recognized $20.6 million, nil and nil for impairment of goodwill for the years ended December 31, 2012, 2013 and 2014, respectively.

Impairment of Intangible Assets

We evaluate the recoverability of our long-lived assets, including intangible assets with definite life, whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable and have determined to perform the annual impairment tests on December 31 of each year. We recognized $9.6 million, nil and nil for impairment of intangible assets for the years ended December 31, 2012, 2013 and 2014, respectively.

Taxation

Cayman Islands. We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Hong Kong. We did not record any Hong Kong profits tax for the year ended December 31, 2012 on the basis that our Hong Kong subsidiaries did not have any assessable profits arising in or derived from Hong Kong for 2012. One of our Hong Kong subsidiaries, Glorious Star Investment Ltd, did not record any Hong Kong profits tax for the year ended December 31, 2013 on the basis that it did not have any assessable profits arising in or derived from Hong Kong for 2013. The same subsidiary was de-registered in March 2015 and ceased to exist. Our other Hong Kong subsidiary, Air Media (China) Ltd, did not record any Hong Kong profits tax for the year ended December 31, 2013 on the basis that its assessable profits arising in or derived from Hong Kong for 2013 were offset by the losses carried forward from previous years. For the year ended December 31, 2014, we did not record any Hong Kong profits tax on the basis that our Hong Kong subsidiaries did not have any assessable profits arising in or derived from Hong Kong for 2014. Dividends from our Hong Kong subsidiaries to us are exempt from withholding tax. No dividend from our Hong Kong subsidiaries was declared for the years ended December 31, 2012, 2013 and 2014.

PRC. Prior to the effective date of the new EIT Law on January 1, 2008, enterprises in China were generally subject to EIT at a statutory rate of 33% unless they qualified for certain preferential treatment. Effective as of January 1, 2008, the EIT Law applies a uniform EIT rate of 25% to all domestic enterprises and foreign-invested enterprises and defines new tax incentives for qualified entities. Under the EIT Law, entities that qualify as HNTE are entitled to the preferential income tax rate of 15%. A company's status as a HNTE is valid for three years, after which the company must re-apply for such qualification in order to continue to enjoy the preferential income tax rate. In addition, according to the Administrative Regulations on the Recognition of High and New Technology Enterprises, the Guidelines for Recognition of High and New Technology Enterprises and the Notice of Favorable Enterprise Income Tax Policies jointly issued by the PRC Ministry of Science and Technology, the PRC Ministry of Finance and the PRC State Administration of Taxation in April 2008, July 2008 and February 2008, respectively, "new software enterprises" can enjoy an income tax exemption for two years beginning with their first profitable year and a 50% tax reduction to a rate of 12.5% for the subsequent three years.

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

AM Technology was recognized as a HNTE under the new rules and therefore, it is entitled to enjoy a preferential EIT rate of 15%. It was also eligible for a 50% tax reduction from 2009 to 2010 under the applicable tax laws and regulations that were in effect before January 1, 2008, the date the EIT Law came into effect. As a result, AM Technology was subject to an EIT rate of 7.5% in 2009 and 2010. In September 2011, AM Technology received the HNTE certificate, and in October 2014, AM Technology successfully renewed its HNTE Status and obtained the certificate issued by the competent governmental authority. As a result, AM Technology is expected to be subject to an EIT rate of 15% until 2016 as long as it maintains its HNTE status.

Xi'an AM qualified as a "software enterprise" in August 2008 by the Technology Information Bureau of Shaanxi Province and has received a written approval from Xi'an local tax bureau that it is granted a two-year exemption from EIT commencing on its first profitable year and a 50% reduction of the 25% EIT rate for the succeeding three years. As Xi'an AM first made profit in 2009, it was exempted from EIT in 2009 and 2010, and enjoyed the preferential income tax rate of 12.5% from 2011 to 2013. Xi’an AM received the HNTE certificate jointly issued by the competent governmental authorities in Shaanxi Province in September 2014. As such, Xi’an AM is expected to be subject to a preferential income tax rate of 15% from 2014 to 2016 as long as it maintains its HNTE status.

Shenzhen AM was subject to a 15% preferential EIT rate in 2007 as it is located in Shenzhen and then was subject to EIT on its taxable income from 2008 at the gradual rate as set out in Notice of the State Council Concerning Implementation of Transitional Rules for Enterprise Income Tax Incentives, or "Circular 39". Since Shenzhen AM is also qualified as a "manufacturing foreign-invested enterprise" incorporated prior to the effectiveness of the EIT Law, it is further entitled to a two-year exemption from EIT for the years 2008 and 2009 and preferential rates of 11%, 12% and 12.5% for the years 2010, 2011 and 2012, respectively. Shenzhen AM is subject to EIT at a rate of 25% from 2013 afterwards.

Hainan Jinhui is subject to EIT on the taxable income at the gradual rate, which was 22% in 2010, 24% in 2011, 25% in 2012 as set out in Circular 39. Hainan Jinhui is subject to EIT at a rate of 25% in 2013 and thereafter.

Furthermore, under the EIT Law, a "resident enterprise," which includes an enterprise established outside of China with "de facto management bodies" located in China, is subject to PRC income tax. The SAT issued the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, i.e. SAT Circular 82, on April 22, 2009. SAT Circular 82 provides certain specific criteria for determining whether the "de facto management body" of a Chinese-controlled overseas-incorporated enterprise is located in China.

In addition, the SAT issued a bulletin on July 27, 2011 to provide more guidance on the implementation of SAT Circular 82 with an effective date of September 1, 2011. The bulletin made clarification in the areas of resident status determination, post-determination administration, as well as competent tax authorities. It also specifies that when provided with a copy of the Chinese tax resident determination certificate from a resident Chinese controlled offshore incorporated enterprise, the payer should not withhold 10% income tax when paying the Chinese-sourced dividends, interest, royalties, etc. to the Chinese controlled offshore incorporated enterprise. Although both SAT Circular 82 and the bulletin only apply to offshore enterprises controlled by PRC enterprises, not to those that, like our company, are controlled by PRC individuals, the determination criteria set forth in SAT Circular 82 and administration clarification made in the bulletin may reflect the SAT's general position on how the "de facto management body" test should be applied in determining the tax residency status of offshore enterprises and the administration measures should be implemented, regardless of whether they are controlled by PRC enterprises or PRC individuals.

We do not believe we and our subsidiaries established outside of the PRC are PRC resident enterprises. However, if the PRC tax authorities subsequently determine that we and our subsidiaries established outside of China should be deemed as a resident enterprise, we and our subsidiaries established outside of China will be subject to PRC income tax at a rate of 25%. In addition, under the EIT law, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign investors who are non-resident enterprises are subject to 10% withholding tax, unless any such foreign investor's jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The BVI, where Broad Cosmos, our wholly owned subsidiary and the 100% shareholder of Shenzhen AM, is incorporated, does not have such a tax treaty with China. Air Media (China) Ltd, the 100% shareholder of AM Technology Shenzhen AM and Xi'an AM, is incorporated in Hong Kong. According to the Mainland and Hong Kong Special Administrative Region Arrangement on Avoiding Double Taxation or Evasion of Taxation on Income agreed between China and Hong Kong in August 2006, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise). However, if the Hong Kong company is not considered to be the beneficial owner of dividends paid to it by its PRC subsidiaries under a tax notice promulgated on October 27, 2009 and the bulletin No.30 of 2012, such dividends would be subject to withholding tax at a rate of 10%. See "Item 3. Key Information — D. Risk Factors — Risks Related to our Business — Dividends payable to us by our wholly-owned operating subsidiaries may be subject to PRC withholding taxes, or we may be subject to PRC taxation on our worldwide income, and dividends distributed to our investors may be subject to more PRC withholding taxes under the PRC tax law."

Critical Accounting Policies

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect our reporting of, among other things, assets and liabilities, contingent assets and liabilities and revenues and expenses. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and other factors that we believe to be relevant under the circumstances. Since our financial reporting process inherently relies on the use of estimates and assumptions, our actual results could differ from our expectations. This is especially true with some accounting policies that require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our audited consolidated financial statements because they involve the greatest reliance on our management's judgment.

Revenue Recognition

Our revenues are derived from selling advertising time slots and locations on our advertising networks, primarily air travel advertising network. For the years ended December 31, 2012, 2013 and 2014, the advertising revenues were generated from digital frames in airports, digital TV screens in airports, digital TV screens on airlines, traditional media in airports, gas station media network and other media.

We typically sign standard contracts with our advertising customers, who require our company to run the advertiser's advertisements on our network in specified locations for a period of time. We recognize advertising revenues ratably over the performance period for which the advertisements are displayed, so long as collection of the fees remains probable.

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

Non-monetary Exchanges

We occasionally exchange advertising time slots and locations with other entities for assets or services, such as equipment and other assets. The amount of assets and revenue recognized is based on the fair value of the advertising provided or the fair value of the transferred assets, whichever is more readily determinable. The amounts of revenues recognized for nonmonetary transactions were $1.3 million, $0.7 million and $1.7 million for the years ended December 31, 2012, 2013 and 2014, respectively. No direct costs are attributable to the revenues.

Concession Fees

We enter concession right agreements with vendors such as airports, airlines, high-speed trains and a petroleum company, under which we obtain the right to use the spaces or equipment of the vendors to display the advertisements. The concession right agreements are treated as operating lease arrangements.

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

From time to time, we and certain advertising agencies may renegotiate and mutually agree, as permitted by applicable laws, to reduce existing agency fee liabilities as calculated under the terms of existing contracts. Such reductions in the accrued agency fees are recorded as a reduction in cost of sales in the period the renegotiations are finalized. During the years ended December 31, 2012, 2013 and 2014, reversals in cost of sales as a result of renegotiated agency fees amounted to $6.4 million, $3.3 million and $1.4 million, respectively.

Assets Held for Sale

We considers property, plant and equipment to be assets held for sale when all of the following criteria are met: i) a formal commitment to a plan to sell a property was made and exercised; ii) the property is available for sale in its present condition; iii) actions required to complete the sale of the property have been initiated; iv) sale of the property is probable and the Group expects the completed sale will occur within one year; v) the property is actively being marketed for sale at a price that is reasonable given its current market value; and vi) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Upon designation as assets held for sale, we records each property at the lower of its carrying value or its estimated fair value, less estimated costs to sell, and we ceases depreciation.

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

We incurred impairment loss on goodwill of $20.6 million, nil and nil for the years ended December 31, 2012, 2013 and 2014, respectively. As a result, we do not have any goodwill left for any reporting until now and will not incur any more impairment loss on goodwill in the future.

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

We have determined to perform the annual impairment tests on December 31 of each year. We did not recognize an impairment loss of intangible assets for the year ended December 31, 2014.

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

Value-added Tax ("VAT")

Our PRC subsidiaries are subject to value-added tax at a rate of 6% on revenues from advertising services and paid after deducting input VAT on purchases. The net VAT balance between input VAT and output VAT is reflected in the account under input VAT receivable or other taxes payable.

In July 2012, the Ministry of Finance and the State Administration of Taxation jointly issued a circular regarding the pilot collection of VAT in lieu of business tax in certain areas and industries in the PRC including Beijing, Jiangsu, Anhui, Fujian, Guangdong, Tianjin, Zhejiang, and Hubei between September and December 2012. Also, a circular issued in May 2013 provided that such VAT pilot program was rolled out nationwide in August 1, 2013. Since then, certain of our subsidiaries and VIEs became subject to VAT at the rates of 6% or 3% on certain service revenues which were previously subject to business tax. The amount of VAT included as a deduction to revenue amounted to $8.8 million, $21.5 million and $19.3 million for the years ended December 31, 2012, 2013 and 2014, respectively.

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

Comprehensive Loss

Comprehensive loss includes net loss and foreign currency translation adjustments and is presented net of tax, the tax effect is nil for the three years ended December 31, 2014 in the consolidated statements of comprehensive loss.

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

The following table presents selected operating data for the years ended December 31, 2012, 2013 and 2014, respectively.

	Years Ended December 31,
	2012	2013	2014
Selected Operating Data:
Digital frames in airports
Number of airports in operation	34	31	28
Number of digital frames in our network airports as of year end	3,403	3,380	2,993
Number of time slots available for sale(1)	131,060	141,922	163,240
Number of time slots sold(2)	49,558	56,010	52,238
Utilization rate(3)	37.8%	39.5%	32.0%
Average advertising revenue per time slot sold(4)	$2,771	$2,720	$2,652
Digital TV screens in airports
Number of airports in operation	34	31	26
Number of screens in our network airports as of year end	2,579	2,969	2,821
Number of time slots available for sale(5)	67,592	66,994	66,743
Number of time slots sold(2)	23,385	19,452	21,174
Utilization rate(3)	34.6%	29%	31.7%
Average advertising revenue per time slot sold(4)	$587	$725	$627
Digital TV screens on airplanes
Number of airlines in operation	9	7	7
Number of time slots available for sale(5)	1,776	1,486	1,628
Number of time slots sold(2)	781	527	558
Utilization rate(3)	44.0%	35.5%	34.3%
Average advertising revenue per time slot sold(4)	$34,074	$30,662	$29,054
Traditional media in airports
Numbers of locations available for sale(6)	3,751	3,849	3,952
Numbers of locations sold(7)	2,461	2,316	1,972
Utilization rate(8)	65.6%	60.2%	49.9%
Average advertising revenue per location(9)	$33,920	$27,999	$28,764

(1)	We define a time slot for digital frames as a 12-second equivalent advertising time unit or 6-second equivalent advertising time units for digital frames in airports, which is shown during each standard advertising cycle on a weekly basis in a given airport. Our standard airport advertising programs are shown repeatedly on a daily basis during a given week in 10-minute or 5-minute cycles, which allows us to sell a maximum of 50 time slots per week. The length of time slot and advertising program cycle of some digital frames in several airports are different from the standard ones. The number of time slots available for our digital frames in airports during the period presented is calculated by multiplying the number of time slots per week per airport by the number of weeks during the period presented when we had operations in each airport and then calculating the sum of all the time slots available for each of our network airports.

(2)	Number of time slots for digital frames, digital TV screens in airports or digital TV screens on airplanes sold refers to the number of 12-second equivalent advertising time units for digital frames in airports or 30-second equivalent advertising time units for digital TV screens in airports and digital TV screens on airplanes sold during the period presented.

(3)	Utilization rate refers to total time slots for digital frames in airports, digital TV screens in airports and digital TV screens on airplanes sold as a percentage of total time slots available for sale during the relevant period.

(4)	Average advertising revenue per time slot sold for digital TV screens in airports, digital TV screens on airplanes and digital frames in airports is calculated by dividing our revenues derived from digital frames in airports, digital TV screens in airports and digital TV screens on airplanes by its own number of time slots sold, respectively.

(5)	We define a time slot for digital TV screens as a 30-second equivalent advertising time unit for digital TV screens in airports and digital TV screens on airplanes, which is shown during each advertising cycle on a weekly basis in a given airport or on a monthly basis on the routes of a given airline, respectively. Our airport advertising programs are shown repeatedly on a daily basis during a given week in one -hour cycles and each hour of programming includes 25 minutes of advertising content, which allows us to sell a maximum of 50 time slots per week. The number of time slots available for our digital TV screens in airports during the period presented is calculated by multiplying the number of time slots per week per airport by the number of weeks during the period presented when we had operations in each airport and then calculating the sum of all the time slots available for each of our network airports. The length of our in-flight programs typically ranges from approximately 45 minutes to an hour per flight, approximately five to 13 minutes of which consist of advertising content. The number of time slots available for our digital TV screens on airplanes during the period presented is calculated by multiplying the time slots per airline per month by the number of months during the period presented when we had operations on each airline and then calculating the sum of all the time slots for each of our network airlines.

(6)	We define the number of locations available for sale in traditional media as the sum of (1) the number of light boxes and billboards in Beijing, Shenzhen, Wenzhou and certain other airports, and (2) the number of gate bridges in airports where we have concession rights to place advertisements on gate bridges.

(7)	Number of locations sold is defined as the sum of (1) the number of light boxes and billboards sold and (2) the number of gate bridges sold. To calculate the number of light boxes and billboards sold in a given airport, we first calculate the "utilization rates of light boxes and billboards" in such airport by dividing the "total value of light boxes and billboards sold" in such airport by the "total value of light boxes and billboards" in such airport. The "total value of light boxes and billboards sold" in a given airport is calculated as the respective daily listing prices of light boxes and billboards sold multiplied by their respective number of days sold during the period presented. The "total value of light boxes and billboards" in a given airport is calculated as the sum of listing prices of all the light boxes and billboards during the period presented. The number of light boxes and billboards sold in a given airport is then calculated as the number of light boxes and billboards available for sale in such airport multiplied by the utilization rates of light boxes and billboards in such airport. The number of gate bridges sold in a given airport is counted based on the contracts.

(8)	Utilization rate for traditional media in airports refers to total locations sold as a percentage of total locations available for sale during the period presented.

(9)	Average advertising revenue per location sold is calculated by dividing the revenues derived from all the locations sold by the number of locations sold during the period presented.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Net Revenues. Our net revenues decreased by 7.3% from $272.3 million in 2013 to $252.5 million in 2014. The decrease was primarily due to the decrease in revenues from media network and gas station media network, which were partially offset by increases in revenues from other media.

Revenues from digital frames in airports: Revenues from digital frames in airports for fiscal year 2014 decreased by 9.1% from $152.3 million in 2013 to $138.5 million in 2014 due to a soft advertising market.

We operated our digital frames in 28 airports as of December 31, 2014 which decreased from 31 airports as of December 31, 2013. However, the number of digital frames advertising time slots available for sale in airports increased by 15.0% from 141,922 in 2013 to 163,240 in 2014, while the number of time slots sold decreased by 6.7% from 56,010 in 2013 to 52,238 in 2014. Our utilization rate for digital frames in airports decreased from 39.5% in 2013 to 32.0% in 2014 due to the decrease in the number of time slots sold, while the number of time slots available for sale increased. The average advertising revenue per time slot of digital frames decreased by 2.5% from $2,720 in 2013 to $2,652 in 2014 due to a decrease of revenue and number of time slots sold resulted from the soft advertising market.

Revenues from digital TV screens in airports: Revenues from digital TV screens in airports decreased by 5.8% to $13.3 million in 2014 from $14.1 million in 2013 due to a soft advertising market and a drop in demand from advertisers as a result of competition from our other product lines and the fact that, with the rapid development of mobile internet, more people now pay attention to their cell phones instead of our digital TV screens.

The number of time slots sold for 2014 increased by 8.9% year-over-year to 21,174 time slots primarily due to higher discounts offered in 2014 than 2013 and the decrease in average selling price per time slot. The number of time slots available for sale for 2014 decreased by 0.4% slightly year-over-year to 66,743 time slots in 2014 from 66,994 in 2013, which remains relatively no change. Utilization rate of digital TV screens in airports for fiscal year 2014 increased to 31.7% from 29% in 2013 primarily due to the increase in the number of time slots sold and the decrease in the time slots available for sale. The average selling price per time slot of digital TV screens in airports decreased by 13.5% to $627 in 2014 from $725 in 2013 primarily due to higher discounts offered in 2014 than in 2013.

Revenues from digital TV screens on airplanes: Revenues from digital TV screens on airplanes remained relatively unchanged from 2013 to 2014.

The number of time slots sold increased by 5.9% to 558 time slots in 2014 from 527 time slots in 2013 primarily due to a decrease in average selling price per time slot. The number of time slots available for sale increased by 9.6% to 1,628 time slots in 2014 from 1,486 time slots in 2013. Utilization rate decreased to 34.3% in 2014 from 35.5% in 2013 primarily due to the increase in the number of time slots available for sale. The average selling price per time slot of digital TV screens on airplanes decreased by 5.2% to $29,054 in 2014 from $30,662 in 2013 primarily due to higher discounts offered in 2014 than in 2013.

Revenues from traditional media in airports: Revenues from traditional media in airports decreased by 12.5% to $56.7 million in 2014 from $64.8 million in 2013. The decrease was primarily due to our decision not to renew certain unprofitable or low-margin contracts after expiration.

The number of locations sold decreased by 14.9% to 1,972 locations in 2014 from 2,316 in 2013. The number of locations available for sale increased by 2.7% to 3,952 locations in 2014 from 3,849 in 2013, primarily due to the increase of locations available in Tier 2 cities in China. The utilization rate of traditional media decreased by 17.1% to 49.9% in 2014 from 60.2% in 2013 due to the decrease in the number of locations sold and the increase in the number of locations available for sale. The average selling price of traditional media in airports increased by 2.7% to $28,764 in 2014 from $27,999 in 2013 primarily due to a decrease of revenue resulted from the soft advertising market.

Revenues from the gas station media network: Revenues from the gas station media network decreased by 12.3% to $11.2 million from $12.7 million in 2013 due to the temporary service suspension caused by the gap between the retirement of old scrolling light boxes and the full operation of the replacing new LED screen in gas stations across many cities.

Revenues from other media: Revenues from other media were primarily revenues from our film distribution business and from AM Outdoor which was acquired by our variable interest entity, AM Advertising, in January 2011, which operates unipole signs and other outdoor media across Beijing. Revenues from other media for fiscal year 2014 increased by 89.8% year-over-year to $13.6 million in 2014 from $7.1 million in 2013, primarily due to increase in revenues from film distribution.

Cost of Revenues. Our cost of revenues decreased by 3.6% from $244.7 million in 2013 to $235.8 million in 2014, primarily due to a decrease in concession fees and agency fees for third-party advertising agencies. Our cost of revenues as a percentage of our net revenues increased from 89.9% in 2013 to 93.4% in 2014. Concession fees decreased 2.9% from $181.0 million in 2013 to $175.7 million in 2014, primarily due to a decrease in concession fees of certain unprofitable or low-margin contracts which we did not renew after expiration . Concession fees as a percentage of net revenues increased from 66.5% in 2013 to 69.6% in 2014.

Operating Expenses. Our operating expenses increased by 12.3% from $45.8 million in 2013 to $51.4 million in 2014. Our total operating expenses in 2013 included share-based compensation expenses of $1.3 million while our total operating expenses in 2014 included share-based compensation expenses of $1.4 million.

•	Selling and Marketing Expenses. Our selling and marketing expenses increased by 24.9% from $20.1 million in 2013 (including nil of share-based compensation expenses) to $25.1 million in 2014 (including $0.1 million of share-based compensation expenses) mainly due to higher expenses related to our direct sales force higher marketing expenses.

•	General and Administrative Expenses. Our general and administrative expenses increased by 2.4% from $25.7 million (including $1.3 million of share-based compensation expenses) in 2013 to $26.3 million (including $1.3 million of share-based compensation expenses) in 2014, primarily due to higher allowance for doubtful accounts and higher expenses of office and equipment, partially offset by lower other expenses, lower professional fees and lower staff expenses.

Loss from Operations. We recorded a net loss from operations of $34.8 million in 2014, as compared to a net loss from operations of $18.2 million in 2013 as a cumulative result of the above factors.

Other income, net. We recorded $2.2 million of other income net in 2014 as compared to $3.8 million in 2013. The decrease was primarily due to decrease in the investment income from short-term investment.

Income Taxes. We recorded $0.4 million of income tax expenses in 2014 as compared to income tax benefits of $1.7 million in 2013. Our effective income tax rate changed to negative 1.38% in 2014 from positive 13% in 2013.

Net Loss Attributable to Noncontrolling Interests. We recorded $6.1 million in net loss attributable to noncontrolling interests in 2014, as compared to $0.9 million in net loss attributable to noncontrolling interests in 2013. The non-controlling interest primarily refers to other shareholders' minority equity interests in Flying Dragon, GreatView Media, Guangzhou Meizheng, Dongding, AM Film, Xinghe Union and AM Lianhe each majority owned by one of our VIEs.

Net Loss Attributable to AirMedia's Shareholders. As a result of the foregoing, we had net loss attributable to our shareholders of $25.7 million in 2014, as compared to the net loss of $10.6 million in 2013.

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

The number of locations sold decreased by 5.9% to 2,316 locations in 2013 from 2,461 in 2012. The number of locations available increased by 2.6% to 3,849 locations in 2013 from 3,751 in 2012, primarily due to the full year operations of some additional airports. The utilization rate of traditional media decreased by 5.4% to 60.2% in 2013 from 65.6% in 2012 due to the decrease in the number of locations sold and the increase in the number of locations available for sale. The average selling price of traditional media in airports decreased by 17.5% to $27,999 in 2013 from $33,920 in 2012 mainly because we chose not to renew some traditional media contracts, which had higher listing prices.

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

•	Selling and Marketing Expenses. Our selling and marketing expenses increased by 11.5% from $18.0 million in 2012 (including $0.9 million of share-based compensation expenses) to $20.1 million in 2013 (including nil of share-based compensation expenses) mainly due to higher expenses related to our direct sales force, higher service fees, higher expenses of office and equipment, and higher travel expenses.

•	General and Administrative Expenses. Our general and administrative expenses increased by 17.9% from $21.8 million (including $2.6 million of share-based compensation expenses) in 2012 to $25.7 million (including $1.3 million of share-based compensation expenses) in 2013, primarily due to higher salary expenses associated with more headcount for new businesses, higher allowance for doubtful accounts, higher expenses of office and equipment and higher professional fee.

•	Impairment of goodwill. We perform the annual impairment tests on December 31 of each year. All the goodwill was impaired in 2012, thus no impairment for goodwill was recorded in 2013.

•	Impairment of intangible assets. We perform the annual impairment tests on December 31 of each year. Due to the fact that actual sales and profits for air travel areas and outdoor advertising media were below forecast in the year ended December 31, 2012, the future undiscounted cash flow that the finite-lived intangible assets were expected to generate were less than the carrying amount as of December 31, 2012, the impairment loss of $9.6 million on intangible assets was recognized for the year ended December 31, 2012, and no impairment loss was recognized for the year ended December 31, 2013.

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

Net Loss Attributable to Noncontrolling Interests. We recorded $0.9 million in net loss attributable to noncontrolling interests in 2013, as compared to $0.5 million in net income attributable to noncontrolling interests in 2012. The non-controlling interest primarily refers to other shareholders' minority equity interests in Flying Dragon, GreatView Media, Guangzhou Meizheng and Dongding, each majority owned by one of our VIEs.

Net Loss Attributable to AirMedia's Shareholders. As a result of the foregoing, we had net loss attributable to our shareholders of $10.6 million in 2013, as compared to $32.7 million in 2012.

Share-based Compensation

On March 18, 2011, the Board of Directors adopted a new share incentive plan, the AirMedia Group Inc. 2011 Share Incentive Plan (the "2011 Option Plan"), which allows our company to grant up to 2,000,000 restricted shares or options and other awards to purchase up to 2,000,000 ordinary shares of our company to our employees and directors subject to vesting requirements.

On March 22, 2011, the Board of Directors granted options to non-employee directors, employees and consultants to purchase an aggregate of 2,180,000 ordinary shares of our company, at an exercise price of $2.30 per share. The contractual term of the option is of 5 or 10 years. One twelfth of the Options will vest each quarter until March 22, 2014.

On June 7, 2011, the Board of Directors voted to adjust the exercise price of the stock options which were granted on March 22, 2011 from $2.30 per share to $1.57 per share. The fair value of the options on June 7, 2011, the modification date, was $0.75 per option, calculated using the Black-Scholes model based on the closing market price of the ordinary shares of our company on that date. The incremental compensation cost of the re-priced options was $0.3 million, with $0.1 million recognized as compensation cost during 2011 and $0.2 million to be recognized as expense over the remaining vesting period.

On August 23, 2011, the Board of Directors voted to adjust the exercise price of certain stock options which were granted on July 2, 2007, July 20, 2007, November 29, 2007, July 10, 2009 and March 22, 2011 from $1.57 per share respectively to $1.15 per share. The fair value of the options on August 23, 2011, the modification date, was $0.21, $0.22, $0.26, $0.39 and $0.53 per option, respectively, calculated using the Black-Scholes model based on the closing market price of the ordinary shares of our company on the date. The incremental compensation cost of the re-priced options was $1.3 million, with totaling $1.1 million recognized as compensation cost during 2011, and $0.2 million to be recognized as expense over the remaining vesting period.

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

In September 2012, a former chief financial officer of our company resigned. Of the 600,000 options granted to her on March 22, 2011, 300,000 were vested through her date of resignation. In conjunction with her resignation, she signed a supplementary agreement with us, pursuant to which our company granted her 100,000 options that are immediately exercisable and 200,000 options that would vest through September 22, 2013. During the vesting period, she would provide consulting service as a consultant. For the 100,000 immediately exercisable options, a measurement date was reached upon grant and we immediately recognized $35,000 into expense, which is equal to the fair value of the options as of September 30, 2012. For the 200,000 options that will vest through September 22, 2013, we recognized expense based on the fair value of the options as of each reporting date through the measurement date. For the year ended December 31, 2014, we did not recognize any expense for these options.

On October 10, 2012, the Board of Directors approved our company to extend the expiration date of the options granted on July 2, 2007, November 29, 2007 and July 10, 2009 to November 29, 2015. Modified awards are viewed as an exchange of the original award for a new award. As a result, an incremental fair-value-based measure of the modified award was recorded as compensation cost on the date of modification for vested awards. The fair value of the stock options, which was $0.33 per share as of the modification date, was estimated using the Black-Scholes model. The incremental compensation cost of the modified award was approximately $449,000, which was immediately recognized as a one-time expense on the modification date.

On November 30, 2012, the Board of Directors adopted the 2012 Share Incentive Plan (the "2012 Option Plan"), which allows our company to grant options for the issuance of up to 6,000,000 ordinary shares of our company subject to vesting requirements.

On November 1 and November 30, 2012, and in exchange for film industry strategy advisory services, our company granted options to a consultant under the 2007 Option Plan and the 2012 Option Plan to purchase 20,000 and 60,000 ordinary shares of our company at an exercise price of $1.11 per ordinary share. The 20,000 share options vests immediately and one-third of the 60,000 share options will vest on February 1, May 1 and August 1, 2013, respectively.

On April 15, 2014, the Board of Directors approved to extend the expiration dates of the options granted on November 29, 2007 and July 10, 2009, which were both extended from April 28, 2014 to April 28, 2016. Modified awards are viewed as an exchange of the original award for a new award. The fair value of the stock options, which was $0.21 and $0.21 per share, respectively, as of the modification dates, was estimated using the Black-Scholes model. The incremental compensation cost of the modified award were $4,000 and $4,000, respectively, which were recognized as share-based compensation expenses for the year ended December 31, 2014.

On May 31, 2014, the former CFO of our Group resigned. Of the options granted to him, options to purchase 1,282,098 shares were vested through his date of resignation, while the others were unvested. The unvested options to purchase 575,440 shares were cancelled as of June 1, 2014. The expiration date of the vested option to purchase 1,282,098 shares was modified from September 3, 2017 to May 31, 2016. The fair value of the stock options, which was $0.43 per share as of the modification date, was estimated using the Black-Scholes model. The incremental compensation cost of the modified award was approximately $0.2 million, which was recognized as share-based compensation expenses for the year ended December 31, 2014.

On June 1, 2014, the Board of Directors approved to grant options to certain employees and directors to purchase an aggregate of 2,376,620 ordinary shares of our company, at an exercise price of $1.025 per ordinary share. One twelfth of the options will vest each quarter starting from June 1, 2014. The expiration date will be five years from the grant date.

On June 9, 2014, the Board of Directors approved the extension of the expiration date of the options granted on July 10, 2009 from July 11, 2014 to July 11, 2016. Modified awards are viewed as an exchange of the original award for a new award. The fair value was $0.22 and $0.12 per share for the stock options whose exercise price were $1.15 per share and $1.57 per share, respectively, as of the modification date, which was estimated using the Black-Scholes model. The incremental compensation costs of the modified award were approximately $0.7 million and $5,000, respectively, which was recognized as share-based compensation expenses for the year ended December 31, 2014.

On June 9, 2014, Board of Directors approved our company to extend the expiration date of the options granted on November 1, 2012 from November 11, 2014 to November 11, 2016. Modified award is viewed as an exchange of the original award for a new award. The fair value of the stock options, which was $0.25 per share as of the modification date, was estimated using the Black-Scholes model. The incremental compensation cost of the modified award was approximately $4,000, which was recognized as share-based compensation expenses for the year ended December 31, 2014.

On August 1, 2014, the Board of Directors approved to grant options to certain employees to purchase an aggregate of 140,000 ordinary shares of our company, at an exercise price of $1.045 per ordinary share. One twelfth of the options will vest each quarter starting from August 1, 2014. The expiration date will be five years from the grant date.

An employee terminated employment with us on October 13, 2014 but continued to provide service as a nonemployee consultant. The option to purchase 50,000 shares granted to him was not modified in connection with the change in status, but future services from him is required for option vesting. The associated compensation cost has been measured as if the outstanding award was newly granted at the date of the change of status

The fair value of each option granted was estimated on the date of grant/modification using the Black-Scholes option pricing model.

We recorded share-based compensation of $3.5 million, $1.3 million and $1.4 million for the years ended December 31, 2012, 2013 and 2014, respectively.

Inflation

Historically inflation has not had a significant effect on our business. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2012, 2013 and 2014 was increase of 2.5%, 2.5% and 1.5%, respectively.

Although it has not materially impacted our results of operations in 2014, we can provide no assurance that we will not be affected in the future by potentially higher rates of inflation in China. For example, certain operating costs and expenses, such as employee compensation and office operating expenses, may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

B.	Liquidity and Capital Resources

To date, we have financed our operations primarily through internally generated cash, the sale of preferred shares in private placements and the proceeds we received from our initial public offering. As of December 31, 2014, we had approximately $67.4 million in cash. We generally deposit our excess cash in interest bearing bank accounts. Although we consolidate the results of our VIEs in our consolidated financial statements, we can only receive cash payments from them pursuant to our contractual arrangements with them and their shareholders. See “Item 4. Information on the Company — C. Organizational Structure." Our principal uses of cash primarily include capital expenditures, contractual concession fees, business acquisitions, share repurchases, and other investments and, to a lesser extent, salaries and benefits for our employees and other operating expenses. We expect that these will remain our principal uses of cash in the foreseeable future. We may also use additional cash to fund strategic acquisitions.

Cash Flow

The following table shows our cash flows with respect to operating activities, investing activities and financing activities for the years ended December 31, 2012, 2013 and 2014:

	Year Ended December 31,
	2012	2013	2014
Net cash provided by (used in) operating activities	20,230	537	(1,814)
Net cash used in investing activities	(57,006)	(70,466)	(6,157)
Net cash (used in) provided by financing activities	(3,260)	54,311	16,823
Effect of exchange rate changes	936	1,636	(1,067)
Net (decrease)/ increase in cash	(39,100)	(13,982)	7,785
Cash at the beginning of the year	112,734	73,634	59,652
Cash at the end of the year	73,634	59,652	67,437

Operating Activities

Net cash used in operating activities was $1.8 million for the year ended December 31, 2014. This was primarily attributable to (1) certain non-cash expenses that did not result in cash outflow, principally depreciation and amortization of $14.5 million, allowance for doubtful accounts of $5.6 million and share-based compensation of $1.4 million, (2) an decrease of $13.3 million in accounts receivable and notes receivable, (3) an increase of $10.6 million in accounts payable, (4) an increase of $1.7 million in accrued expenses and other current liabilities and (5) an increase of $1.3 million in other non-current liabilities. The foregoing was partly offset by (1) an increase of $2.5 million in prepaid concession fee, (2) an increase of $3.5 million in other current assets, (3) an increase of $1.5 million in amount due from related parties, (4) an increase of $6.1 million in other non-current assets, (5) a decrease of $1.5 million in deferred tax assets (liability) and (6) a decrease of $3.5 million in deferred revenue.

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

Accounts Receivable

Our gross accounts receivable balance decreased by $17.4 million, or approximately 15.1%, from $114.7 million as of December 31, 2013 to $97.4 million as of December 31, 2014. Our allowance for doubtful accounts increased from $7.2 million as of December 31, 2013 to $12.4 million as of December 31, 2014. The net effect of these changes resulted in an decrease of net accounts receivable of $22.5 million or approximately 21.0%, from $107.5 million for the year ended December 31, 2013 to $85.0 million for the year ended December 31, 2014. Our revenues decreased by $20.6 million, or approximately 7.5%, from $276.5 million in 2013 to $255.9 million in 2014. As of December 31, 2014, our net accounts receivable balance aged less than and greater than six months was $63.1 million and $21.9 million, respectively.

To the extent we need to convert our Renminbi assets and liabilities into U.S. dollars, appreciation of the Renminbi against the U.S. dollar will have an impact on our financial statements. The spot rate increased from 6.05 Renminbi against 1 U.S. dollar to 6.20, or an appreciation of approximately 2.48%, from December 31, 2013 to 2014. This change in Renminbi exchange rate contributed to a $2.1 million increase in the value of our accounts receivable as of December 31, 2014.

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

Allowance for Doubtful Accounts

Our policy for the allowance for doubtful accounts is discussed in our Critical Accounting Policies on page F-52.

Our allowance for doubtful accounts increased from $4.6 million as of December 31, 2012 to $7.2 million as of December 31, 2013 and further to $12.4 million as of December 31, 2014, as we charged approximately $1.2 million in 2012, $2.4 million in 2013 and $5.6 million in 2014 to expenses based on continuous monitoring and our best estimate of the uncollectible accounts.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2014 amounted to $6.2 million, mainly as a result of our purchase of property and equipment for $12.4 million, a payment of $11.2 million of prepaid equipment cost, a payment of $1.6 million of long term investment, a payment of $4.3 million restricted cash, a title transfer of $1.1 million for the disposal of 51% equity interest in AM Jiaming and a payment of $1.6 million of short term loan to a related party, partially offset by proceeds from short term investment of $25.3 million.

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

Prepaid Equipment Costs

In 2014, we recorded approximately $11 million for the prepaid equipment cost primarily as a result of our purchase of 200 sets of gas station LEDs. Since these equipment were under installation but still in the process of acceptance, the amount we incurred for the purchase was recorded as prepaid equipment costs. This purchase was funded entirely with the proceeds we received from Elec-Tech as part of their investment in GreatView Media. As of December 31, 2014, Elec-Tech contributed $68.5 million to the share capital of GreatView Media, $67.0 million of which was recorded as additional paid-in capital.

Capital Expenditures

Our capital expenditures were made primarily to purchase digital TV screens, digital frames and associated equipment for our network, including network construction for our gas station media network. We also exchange advertising time slots with other entities for digital TV screens and other equipment through barter transactions.

Our capital expenditures were $9.3 million in 2012, $70.1 million in 2013 and $24.9 million in 2014 respectively.

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

Financing Activities

Net cash provided in financing activities amounted to $16.7 million for the year ended December 31, 2014, as a result of $11.2 million provided by capital contribution from non-controlling interests, $3.0 million received from short-term loan and $2.0 million received from the disposal of 20% equity interest in AM Lianhe.

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

Intra-Company Transfers

Transfers of cash between our PRC operating subsidiaries and our non-PRC entities are regulated by certain PRC laws. For a description of these laws and the effect that they may have on our ability to meet cash obligations, please refer to "Item 3. Key Information — D. Risk Factors — Risks Related to our Business — Dividends payable to us by our wholly-owned operating subsidiaries may be subject to PRC withholding taxes, or we may be subject to PRC taxation on our worldwide income, and dividends distributed to our investors may be subject to more PRC withholding taxes under PRC tax law," "Item 3. Key Information — D. Risk Factors — Risks Related to our Corporate Structure — We may rely principally on dividends and other distributions on equity paid by our wholly-owned operating subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our operating subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business," "Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Restrictions on currency exchange may limit our ability to receive and use our revenues or financing effectively," "Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — PRC regulations relating to the establishment of offshore special purpose companies by PRC residents and registration requirements for employee stock ownership plans or share option plans may subject our PRC resident beneficial owners or the plan participants to personal liability, limit our ability to inject capital into our PRC subsidiaries, limit our subsidiaries' ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us," "Item 4. Information on the Company — A. History and Development of the Company — B. Business Overview — Regulation — Regulations on Dividend Distribution," and "Item 4. Information on the Company — A. History and Development of the Company — B. Business Overview — Regulation — SAFE Regulations on Offshore Investment by PRC Residents and Employee Stock Options". None of these regulations have had a material effect on our ability to meet our cash obligations.

Recently Issued Accounting Pronouncements

Recently adopted accounting pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued a new pronouncement which affects any entity using U.S. GAAP that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (e.g., insurance contracts or lease contracts). This ASU will supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance. This Accounting Standards Update (“ASU”) also supersedes some cost guidance included in Subtopic 605-35, Revenue Recognition—Construction-Type and Production-Type Contracts. In addition, the existing requirements for the recognition of a gain or loss on the transfer of nonfinancial assets that are not in a contract with a customer (e.g., assets within the scope of Topic 360, Property, Plant, and Equipment, and intangible assets within the scope of Topic 350, Intangibles—Goodwill and Other) are amended to be consistent with the guidance on recognition and measurement (including the constraint on revenue) in this ASU.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

•	Step 1: Identify the contract(s) with a customer.

•	Step 2: Identify the performance obligations in the contract.

•	Step 3: Determine the transaction price.

•	Step 4: Allocate the transaction price to the performance obligations in the contract.

•	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

For a public entity, the amendments in this ASU are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted.

An entity should apply the amendments in this ASU using one of the following two methods:

1.	Retrospectively to each prior reporting period presented and the entity may elect any of the following practical expedients:

•	For completed contracts, an entity need not restate contracts that begin and end within the same annual reporting period.

•	For completed contracts that have variable consideration, an entity may use the transaction price at the date the contract was completed rather than estimating variable consideration amounts in the comparative reporting periods.

•	For all reporting periods presented before the date of initial application, an entity need not disclose the amount of the transaction price allocated to remaining performance obligations and an explanation of when the entity expects to recognize that amount as revenue.

2.	Retrospectively with the cumulative effect of initially applying this ASU recognized at the date of initial application. If an entity elects this transition method it also should provide the additional disclosures in reporting periods that include the date of initial application of:

•	The amount by which each financial statement line item is affected in the current reporting period by the application of this ASU as compared to the guidance that was in effect before the change.

•	An explanation of the reasons for significant changes.

We are in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

Recently issued accounting pronouncements not yet adopted

In April, 2014, the FASB issued ASU 2014-08, which amends the definition of a discontinued operation in ASC 205-20 and requires entities to provide additional disclosures about discontinued operations as well as disposal transactions that do not meet the discontinued-operations criteria. The new guidance eliminates the second and third criteria of discontinued operation in ASC 205-20-45-1 and instead requires discontinued-operations treatment for disposals of a component or group of components that represents a strategic shift that has or will have a major impact on an entity’s operations or financial results. The ASU also expands the scope of ASC 205-20 to disposals of equity method investments and businesses that, upon initial acquisition, qualify as held for sale.

The ASU also requires entities to reclassify assets and liabilities of a discontinued operation for all comparative periods presented in the statement of financial position.

Regarding the statement of cash flows, an entity must disclose, in all periods presented, either (1) operating and investing cash flows or (2) depreciation and amortization, capital expenditures, and significant operating and investing noncash items related to the discontinued operation.

The ASU is effective prospectively for all disposals (except disposals classified as held for sale before the adoption date) or components initially classified as held for sale in periods beginning on or after December 15, 2014. Early adoption is permitted. We do not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

In June 2014, the FASB issued a new pronouncement which requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. A reporting entity should apply existing guidance in Topic 718, Compensation – Stock Compensation, as it relates to awards with performance conditions that affect vesting to account for such awards. The performance target should not be reflected in estimating the grant-date fair value of the award. Compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. If the performance target becomes probable of being achieved before the end of the requisite service period, the remaining unrecognized compensation cost should be recognized prospectively over the remaining requisite service period. The total amount of compensation cost recognized during and after the requisite service period should reflect the number of awards that are expected to vest and should be adjusted to reflect those awards that ultimately vest. The requisite service period ends when the employee can cease rendering service and still be eligible to vest in the award if the performance target is achieved.

The amendments in this ASU are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. We do not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

In August, 2014, the FASB issued a new pronouncement which provides guidance on determining when and how reporting entities must disclose going-concern uncertainties in their financial statements. The new standard requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date of issuance of the entity’s financial statements. Further, an entity must provide certain disclosures if there is “substantial doubt about the entity’s ability to continue as a going concern." The new standard is effective for fiscal years ending after December 15, 2016.

We do not expect the adoption of this guidance will have a significant effect on our consolidated financial statements.

C.	Research and Development, Patents and Licenses, Etc.

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

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder's equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F.	Tabular Disclosure of Contractual Obligations

We have entered into operating lease agreements primarily for our office spaces in China. These leases expire through 2015 and are renewable upon negotiation. In addition, the contract terms of our concession rights contracts are usually three to five years. Most of these concession rights expire through 2015 and are renewable upon negotiation. The following table sets forth our contractual obligations and commercial commitments as of December 31, 2014:

	Payments Due by Period
	Total	2015	2016-2017	2018-2019	2020 and thereafter
	(in thousands of U.S. Dollars)
Operating lease agreements	$2,423	$2,357	$60	$6	$-
Concession rights contracts	386,219	166,761	129,733	55,497	34,228
Purchase obligations	42,730	42,455	275	-	-
Total	$431,372	$211,573	$130,068	$55,503	$34,228

G.	Safe Harbor

See the section headed "Forward-Looking Information".

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth certain information regarding our directors and executive officers as of March 31, 2015.

NAME	AGE	POSITION
Herman Man Guo	51	Chairman and Chief Executive Officer
James Zhonghua Feng	44	Director and President
Richard Peidong Wu	50	Chief Financial Officer
Qing Xu	54	Director and Executive President
Peixin Xu	44	Director
Conor Chiahung Yang	52	Independent Director
Shichong Shan	84	Independent Director
Junjie Ding	51	Independent Director
Songzuo Xiang	50	Independent Director
Jack Qunyao Gao	56	Independent Director
Bailing Zeng	55	Vice President
Yunfeng Yu	43	Vice President
Tong Wu	46	Chief Strategy Officer
Wei He	40	Chief Public Relations Officer and Vice President
Xudong Yang	44	Vice President
Guozhong Ouyang	43	Chief Brand Officer

Mr. Herman Man Guo is our founder and has served as the chairman of our board of directors and our chief executive officer since our inception. He was the general manager of Beijing Sunshine Media Co., Ltd. from 1997 to 2004. From 1991 to 1996, Mr. Guo served as the deputy general manager of Beijing Trade & Technology Development Company. Prior to that, he worked in China Civil Aviation Development Service Company from 1988 to 1990. Mr. Guo received his bachelor's degree in applied mathematics from People's Liberation Army Information Engineering University in China in 1983 and an Executive MBA degree from Peking University in China in 2011.

Mr. James Zhonghua Feng has served as our president and director since May 2011. Prior to that, he served as chief operating officer since our inception and with respect to certain of our pre-existing affiliated entities since October 2005. Before joining us in 2005, he served as the general manager of New Chang'an Media Advertising Company from 2004 to 2005. From 2002 to 2004, Mr. Feng served as the deputy general manager of Beijing Tianzhi Creative Advertising Company. Prior to that, Mr. Feng has served various positions in the advertising industry, including as general manager of an outdoor advertisement company and a print media company. Mr. Feng received an Executive MBA degree from Peking University in China in 2009.

Mr. Richard Peidong Wu has served as our chief financial officer since June 2014. Prior to joining our company, Mr. Wu worked as the head of legal and compliance at the greater china division of Nokia Solutions and Networks. Prior to that, he was the chief financial officer of Vimicro International Corporation from 2011 to 2012. Mr. Wu also worked as a managing director at Dragon Bay Capital, a China-focused investment advisory firm specializing in private placement, pre-IPO turnarounds, pre-auditing and investor relations. Mr. Wu started his career as a senior legal counsel at Beijing Bei Fang Law Offices. Mr. Wu received his MBA degree from the Wharton School of the University of Pennsylvania, a master’s degree in criminal justice from Indiana University and a postgraduate law diploma from the Chinese University of Political Science and Law. Mr. Wu is a licensed attorney in China.

Mr. Qing Xu has served as our director since our inception and as our executive president since June 2010. From October 2005 to our inception, Mr. Xu served as a director of certain of our pre-existing affiliated entities. From 2003 to 2005, Mr. Xu served as a vice president of Zhongyuan Guoxin Investment Guarantee Co., Ltd. Prior to that, he served as a department director of China Haohua Group Co., Ltd. from 1997 to 2003 and as a department manager of Beijing Trade & Technology Development Company from 1991 to 1997. Mr. Xu was a secretary at the PRC State Council Secretary Bureau from 1984 to 1991. Mr. Xu received his associate's degree in business and economics management from Beijing Normal University in 1996.

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

Mr. Conor Chiahung Yang has served as our independent director since March 2013. Mr. Yang currently serves as the chief financial officer of tuniu.com, a NASDAQ-listed leading online leisure travel company in China. Previously, Mr. Yang was the chief financial officer of E-Commerce China Dangdang Inc., a NYSE-listed e-commerce company, from March 2010 to July 2012, the chief financial officer of our company, from March 2007 to March 2010, and the chief executive officer of Rock Mobile Corporation from 2004 to February 2007. From 1999 to 2004, Mr. Yang served as the chief financial officer of the Asia Pacific region for CellStar Asia Corporation. Mr. Yang was an executive director of Goldman Sachs (Asia) L.L.C. from 1997 to 1999. Previously, Mr. Yang was a vice president of Lehman Brothers Asia Limited from 1994 to 1996 and an associate at Morgan Stanley Asia Limited from 1992 to 1994. Mr. Yang currently serves as an independent director and the chairman of the audit committee of IFM Investments Limited, an NYSE-listed real estate services provider. Mr. Yang received his MBA degree from University of California, Los Angeles in 1992 and his bachelor's degree from Fu Jen University in Taiwan in 1985.

Mr. Shichong Shan has served as our independent director since July 2007. Mr. Shan has retired since 1996. Before he retired, Mr. Shan had held a number of senior executive positions in various government agencies and other organizations in the aviation industry in China, including the General Administration of Civil Aviation of China. Mr. Shan graduated from Shanghai Lixin University of Commerce and attended the college program at the Eastern China Military and Politics Institute.

Dr. Junjie Ding has served as our independent director since November 2008. Dr. Ding is also an independent director of SinoMedia Holding Limited, a media advertising operator in China that is listed on the Hong Kong Stock Exchange and has served as an independent director of a China-based private company since December 2013. Dr. Ding is a vice president of the Communication University of China and the deputy officer of the China Advertising Association of Commerce. With nearly 20 years of experience in the media and advertisement industry, Dr. Ding is the editor of various periodicals, such as International Advertising and the Annual Book of Chinese Advertising Works. He received his Ph.D. degree in communications in 2003 from the Communication University of China.

Dr. Songzuo Xiang has served as our independent director since November 2008. He currently serves on the board of China Digital TV Co. Ltd., an NYSE-listed company providing conditional access systems to China's digital television market. From March 2009 to October 2009 and from July 2000 to July 2009, Dr. Xiang served as chief executive officer and director, respectively, of Ku6 Media Co., Ltd., a NASDAQ-listed company. He previously served as the Deputy Director of the Fund Planning Department at the People's Bank of China Shenzhen Branch and was an investment manager at Shenzhen Resources & Property Development Group. He was a visiting scholar at Columbia University from May 1999 to July 2000 and at Cambridge University from October 1998 to May 1999. Dr. Xiang received his bachelor's degree in engineering in Huazhong University of Science and Technology in 1986, his master's degree in international affairs from Columbia University in 1999, his master's degree in management science in 1993 and his Ph.D. degree in economics in 1993 from Renmin University in China.

Dr. Jack Q. Gao has served as our independent director since January 2014. Dr. Gao is a director of Beijing Vantone Holding Co. Dr. Gao is former corporate senior vice president of News Corporation and chief representative of News Corporation Beijing Representative Office for eight years from 2006 to 2014. Before 2006, Dr. Gao was a corporate vice president and president of Emerging Markets at Autodesk, where he oversaw the company's emerging markets business with a focus on Greater China and India. Prior to Autodesk, he was president and general manager of Microsoft (China) Ltd. Co., where he was responsible for operations, sales and marketing, government relations and business developments. Additionally, he has been a general partner of Walden International, a venture capital fund in the United States, and Asia business manager at MSC Software. Dr. Gao received his PhD, master's and bachelor's degrees in engineering from Harbin Institute of Technology and University of California, Los Angeles.

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

Mr. Yunfeng Yu has served as our vice president since July 2010. Mr. Yu joined us as special assistant to executive president in February 2009. Prior to that, Mr. Yu was marketing and sales department manager at Beijing Capital Airport Advertising Co. Ltd. Mr. Yu received his bachelor's degree in economic management from the Party School of the Central Committee of the Communist Party of China in September 2000.

Mr. Tong Wu has served as our chief strategy officer since March 2013. Prior to that, he was an outdoor media director of Beijing Dentsu Advertising Co., Ltd. for more than 6 years and was responsible for Dentsu Beijing's nationwide outdoor advertising business in China as well as the outdoor advertising business commissioned by Dentsu's headquarters in Japan. He was the outdoor director of the sole advertising agent of the Beijing 2008 Olympic Game Organization Committee for the 29th Olympic Games in charge of outdoor integration and sponsors management. Prior to that, Mr. Wu served various positions in advertising industry, including being a managing director of Beijing Dongjizhicheng International Advertising Co., Ltd. from 1998 to 2003, a media manager of Beijing Beiao Advertising Corporation and a managing director of Beijing Osinche Technology Development Co., Ltd. from 1992 to 1997, an advertising officer of the Beijing 2000 Olympic Games Bid Committee Advertising Department from 1991 to 1992, and an officer of Organization Committee of XI Asian Games Organization Committee in 1990.

Ms. Wei He has served as our chief public relations officer and vice president since our inception in April 2007 and for certain of our pre-existing affiliated entities since April 2006. Prior to joining our company, she served as the director of the liaison department of Kelon Electrical Holdings Company Ltd. from 2000 to 2002. She served as the account manager of Hong Kong Pengli Group from 1999 to 2000. She received her bachelor's degree from Qufu Normal University in China in 1998 and her MBA degree from the City University of Washington in 2006. She has also received an EMBA degree from Cheung Kong Graduate School of Business in 2014.

Mr. Xudong Yang has served as our vice president in charge of technology development since June 2014. Prior joining our company, Mr. Yang was the chief technology officer of ChinaHR.com, a leading on-line recruitment company from 2007 to 2014, during which his responsibilities include the management of the technology developments of the company, managing and optimizing IT teams , planning annual budget and the management of the product department of the company.

Mr. Guozhong Ouyang has served as our Chief Brand Officer since July 2014. Prior joining our company, Mr. Ouyang served as the chairman of the board of Beijing Diansheng Culture & Communication Limited Company, of which his responsibilities included the management of the investments in cultural projects and the operation of the company.

No family relationship exists between any of our directors and executive officers. There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person referred to above was selected as a director or member of senior management.

Employment Agreements

We have entered into employment agreements with all of our senior executive officers, namely Herman Man Guo, Richard Peidong Wu and James Zhonghua Feng. Our employment agreements with Mr. Guo and Mr. Feng each has an unfixed duration as required by the PRC Employment Law. Mr. Guo and Mr. Feng may terminate the respective agreement with a one-month prior notice while we will only be able to terminate such agreement in limited circumstances, such as for cause. Our employment agreement with Mr. Wu has a fixed duration and can be terminated by either us or Mr. Wu with a one-month prior notice. We have also entered into employment agreements with our other executive officers. Each of the contract terms was a period of two or three years. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the employee, including but not limited to a conviction or plea of guilty to certain crimes, negligence or dishonesty to our detriment and failure to perform the agreed-to duties after a reasonable opportunity to cure the failure. Furthermore, either we or an executive officer may terminate the employment at any time without cause upon advance written notice to the other party. These agreements do not provide for any special termination benefits, nor do we have other arrangements with these executive officers for special termination benefits.

Each executive officer has agreed to hold, both during and after the employment agreement expires or is earlier terminated, in strict confidence and not to use, except as required in the performance of his duties in connection with the employment, any confidential information, trade secrets and know-how of our company or the confidential information of any third party, including our VIEs and our subsidiaries, received by us. In addition, each executive officer has agreed to be bound by non-competition restrictions set forth in his or her employment agreement. Specifically, each executive officer has agreed not to, for a period ranging from one to two years following the termination or expiration of the employment agreement, (i) carry on or be engaged or interested, directly or indirectly, as shareholder, director, employee, partner, agent or otherwise carry on any business in direct competition with our business; (ii) solicit or entice away from us, or attempt to solicit or entice away from us, any person or entity who has been our customer, client or our representative or agent or in the habit of dealing with us within two years prior to such executive officer's termination of employment; (iii) solicit or entice away from us, or attempt to solicit or entice away from us, any person or entity who has been our officer, manager, consultant or employee within two years prior to such executive officer's termination of employment; or (iv) use a name including the word "AirMedia" or any other words used by us in our name or in the name of any of our products or services, in such a way as to be capable of or likely to be confused with our name or the name of our products or services.

B.	Compensation

In 2014, the aggregate cash compensation to our executive officers was approximately $819,830 and the aggregate cash compensation to our non-executive directors was approximately $182,956. Our PRC subsidiaries and consolidated VIEs are required by law to make contributions equal to certain percentages of each employee's salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits. Other than the above-mentioned pension insurance mandated by applicable PRC law, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company except as required under applicable PRC law.

Share Options

In July 2007, we adopted the 2007 Option Plan to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. In December 2009, we amended the 2007 Option Plan by increasing the maximum aggregate number of shares issuable under the plan from 12,000,000 to 17,000,000. In March 2011, our board of directors authorized the issuance of 2,000,000 ordinary shares under the 2011 Option Plan with the same aim as the 2007 Option Plan. In 2012, our board of directors adopted the 2012 Option Plan, under which we are authorized to grant restricted shares or options and other awards for a total issuance of up to 6,000,000 ordinary shares. As of December 31, 2014, options to purchase 14,853,764 of our ordinary shares were outstanding. The majority of these options will vest on a straight-line basis over a three-year period, with one-twelfth of the options vesting each quarter from the date of grant.

The following table summarizes, as of December 31, 2014, the outstanding options granted to our executive officers, directors and to other individuals as a group under our 2007 Option Plan, as amended, 2011 Option Plan and 2012 Option Plan.

Name	Ordinary Shares Underlying Options	Exercise Price (US$/Share) (1)	Date of Grant	Expiration Date
Herman Man Guo	2,000,000	1.15	July 2, 2007	July 2, 2017
Qing Xu	*	1.15	March 22, 2011	March 22, 2021
Shichong Shan	*	1.15	July 20, 2007	July 20, 2017
Junjie Ding	*	1.15	July 10, 2009	July 10, 2016
Songzuo Xiang	*	1.15	July 10, 2009	July 10, 2016
James Zhonghua Feng	625,514	1.15	July 2, 2007	July 2, 2017
	150,000	1.15	July 20, 2007	July 20, 2017
	840,000	1.15	July 10, 2009	July 10, 2016
	110,000	1.15	November 29, 2007	November 29, 2015
Conor Chia-hung Yang	*	1.15	July 2, 2007	July 2, 2017
	*	1.15	November 29, 2007	November 29, 2015
	*	1.15	July 10, 2009	July 10, 2016
Wei He	*	1.15	July 20, 2007	July 20, 2017
	*	1.15	July 10, 2009	July 10, 2016
	*	1.15	March 22, 2011	March 22, 2016
Tong Wu	—	—	—	—
Bailing Zeng	*	1.15	March 22, 2011	March 22, 2021
Yunfeng Yu	*	1.15	July 10, 2009	July 10, 2016
	*	1.15	March 22, 2011	March 22, 2016
	*	1.025	June 1, 2014	June 1, 2019
Xudong Yang	*	1.025	June 1, 2014	June 1, 2019
Peidong Wu	1,276,620	1.025	June 1, 2014	June 1, 2019
Guozhong Ouyang	—	—	—	—
Other individuals as a group	366,000	1.57	July 20, 2007	July 20, 2017
Other individuals as a group	1,283,116	1.15	July 20, 2007	July 20, 2017
Other individuals as a group	780,000	1.57	November 29, 2007	November 29, 2015
Other individuals as a group	325,000	1.15	November 29, 2007	November 29, 2015
Other individuals as a group	40,000	1.57	July 10, 2009	July 10, 2016
Other individuals as a group	1,648,586	1.15	July 10, 2009	July 10, 2016
Other individuals as a group	484,894	1.15	March 22, 2011	September 1, 2017
Other individuals as a group	120,000	1.15	March 22, 2011	March 22, 2016
Other individuals as a group(2)	580,526	0.72	September 4, 2012	May 31, 2016
Other individuals as a group	20,000	1.11	November 1, 2012	November 1, 2016
Other individuals as a group	60,000	1.11	November 30, 2012	November 1, 2016
Other individuals as a group	600,000	1.025	June 1, 2014	June 1, 2019
Other individuals as a group	140,000	1.045	August 1, 2014	August 1, 2019

*	Aggregate beneficial ownership of our company by such officer or director is less than 1% of our total outstanding ordinary shares.
(1)	On August 23, 2011, in order to provide better incentive to our employees, our board of directors approved an adjustment to the exercise price of a portion of the stock options previously granted to certain optionees on July 2, 2007, July 20, 2007, November 29, 2007, July 10, 2009 and March 22, 2011. The exercise price for the adjusted portion of the options is $1.15 per ordinary share and the exercise price for the unadjusted portion will remain the same at $1.57 per ordinary share.

(2)	Including a former executive officer of the company and excluding unvested options to purchase 575,440 ordinary shares of such former executive officer, which was cancelled on May 31, 2014. .

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

Acceleration of Options upon Corporate Transactions. The outstanding options will terminate and accelerate upon occurrence of a change-of-control corporate transaction where the successor entity does not assume our outstanding options under the plans. In such event, each outstanding option will become fully vested and immediately exercisable, and the transfer restrictions on the awards will be released and the repurchase or forfeiture rights will terminate immediately before the date of the change-of-control transaction provided that the grantee's continuous service with us shall not be terminated before that date.

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

Board Committees

We have established three committees under the board of directors: an audit committee, a compensation committee, and a compliance committee. We currently do not plan to establish a nominating committee. The independent directors of our company will select and recommend to the board for nomination by the board such candidates as the independent directors, in the exercise of their judgment, have found to be well qualified and willing and available to serve as our directors prior to each annual meeting of our shareholders at which our directors are to be elected or reelected. In addition, our board of directors has resolved that director nominations be approved by a majority of the board as well as a majority of the independent directors of the board. A majority of our board of directors are independent directors. We have adopted a charter for each of the board committees. Each committee's members and responsibilities are described below.

Audit Committee. Our audit committee consists of Messrs. Songzuo Xiang, Shichong Shan and Conor Chia-hung Yang. Mr. Yang is the chairperson. Our board of directors has determined that all members of our audit committee satisfy the "independence" requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the rules and regulations of the NASDAQ Stock Market LLC. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management's response;

•	reviewing and approving all proposed related-party transactions on an ongoing basis;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	other matters specifically delegated to our audit committee by our board of directors from time to time;

•	meeting separately and periodically with management and the independent auditors; and

•	reporting regularly to the full board of directors.

Compensation Committee. Our compensation committee consists of Messrs. Junjie Ding, Conor Chia-hung Yang and Shichong Shan. Conor Chia-hung Yang is the chairperson. Our board of directors has determined that Messrs. Junjie Ding, Conor Chia-hung Yang and Shichong Shan satisfy the "independence" requirements of the rules and regulations of the NASDAQ Stock Market LLC. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing and recommending to the board with respect to the total compensation package for our executive officers;

•	reviewing and making recommendations to the board with respect to the compensation of our directors; and

•	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Compliance Committee. Our compliance committee consists of Messrs. Qing Xu, Songzuo Xiang and Junjie Ding. Mr. Xu is the chairperson. Our compliance committee assists the board in overseeing the Company's compliance with the laws and regulations applicable to the Company's business, and compliance with the Company's code of business conduct and ethics and related policies by employees, officers, directors and other agents and associates of the Company. The compliance committee is responsible for, among other things:

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

Terms of Directors and Officers

All directors hold office until the expiration of their terms and until their successors have been elected and qualified. A director may be removed from office before the expiry of his term by a special resolution passed by the shareholders. The directors shall be subject to retirement by rotation. One-half of the directors (or, if the total number of directors is not a multiple of two, the number nearest to but not less than one-half) shall retire from office and cease to be a director at the annual general meeting held in 2013, and shall be eligible for re-election at such meeting, and any director so re-elected shall serve a term of office which shall expire on 31 July 2015. Every director who does not retire by rotation at the annual general meeting held in 2013 shall serve a term of office which shall expire on July 31, 2014. Any director who is newly appointed shall serve a term of office which shall expire on the 31st day of July which is not less than one year nor more than two years after the date of such appointment. Upon the expiry of each director's term of office, he shall automatically retire and cease to be a director, but shall be eligible for re-election by the board of directors. Any director who is so re-elected shall serve an additional term which shall expire on the 31st day of July of the year which is two years after such re-election. There shall be no limit on the number of times which a director may be re-elected or the number of additional terms which any such director may serve. Our articles of association also provide that the office of a director shall be vacated in a limited number of circumstances, namely if the director: (a) becomes bankrupt or makes any arrangement or composition with his creditors; (b) is found to be or becomes of unsound mind; (c) resigns his office by notice in writing to our Company; or (d) without special leave of absence from the board of directors, is absent from meetings of the board of directors for six consecutive months and the board of directors resolves that his office be vacated. Officers are elected by and serve at the discretion of the board of directors.

In addition, our service agreements with our directors do not provide benefits upon termination of their services.

D.	Employees

We had 795, 887 and 890 employees as of December 31, 2012, 2013 and 2014, respectively. The following table sets forth the number of our employees by area of business as of December 31, 2012, 2013 and 2014:

	As of December 31,
	2012		2013		2014
	Number of Employees	% of Total	Number of Employees	% of Total	Number of Employees	% of Total
Sales and Marketing Department	352	44.3	370	41.7	369	41.5
Quality Control and Technology Department	215	27.0	244	27.5	200	22.5
Programming Department	32	4.1	52	5.9	74	8.3
Resources Development Department	44	5.5	57	6.4	81	9.1
General Administrative and Accounting	152	19.1	164	18.5	166	18.6
Total	795	100.0	887	100.0	890	100.0

The following table sets forth the breakdown of employees by geographic location as of December 31, 2014:

City	Number of Employees	% of Total
Beijing	591	66.4%
Shanghai	67	7.5%
Guangzhou	39	4.4%
Shenzhen	24	2.7%
Chengdu	24	2.7%
Wenzhou	18	2.0%
Others	127	14.3%
Total	890	100.0%

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

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2015, by:

•	each of our directors and executive officers; and

•	each principal shareholder, or person known to us to own beneficially more than 5.0% of our ordinary shares.

The calculations in the shareholder table below are based on 119,942,413 ordinary shares outstanding as of March 31, 2015. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days after March 31, 2015, the most recent practicable date, including through the exercise of any option, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Herman Man Guo(1)	40,090,194	32.88%
James Zhonghua Feng(2)	4,682,324	3.85%
Richard Peidong Wu	*	*
Qing Xu(3)	2,600,000	2.16%
Peixin Xu(6)	16,040,000	13.37%
Conor Chiahung Yang	*	*
Shichong Shan	*	*
Junjie Ding	*	*
Songzuo Xiang	*	*
Jack Qunyao Gao	—	—
Bailing Zeng	1,060,000	*
Yunfeng Yu	*	*
Tong Wu	—	—
Wei He	*	*
Xudong Yang	—	—
Guozhong Ouyang	—	—
All directors and executive officers	66,629,204	52.45%

Principal Shareholders:
Dan Shao (4)	20,584,214	17.16%
Wealthy Environment Limited(5)	17,505,980	14.60%
Bison Capital Media Limited (6)	16,040,000	13.37%
FIL Limited (7)	10,594,200	8.83%

*	Aggregate beneficial ownership of our company by such director or officer is less than 1% of our total outstanding ordinary shares.

(1)	Includes (i) 16,105,980 ordinary shares held by Wealthy Environment Limited, a BVI company wholly owned by Mr. Herman Man Guo, (ii) 1,400,000 ordinary shares represented by American Depositary Shares held by Wealthy Environment Limited, (iii) 2,000,000 ordinary shares issuable upon exercise of options held by Mr. Guo that are exercisable within 60 days, (iv) 20,000,000 ordinary shares held by Global Earnings Pacific Limited, a BVI company wholly owned and controlled by Ms. Dan Shao, Mr. Guo's wife, and (v) 584,214 ordinary shares represented by American Depositary Shares held by Ms. Dan Shao. Mr. Guo disclaims beneficial ownership of the ordinary shares held by Global Earnings Pacific Limited and by Ms. Dan Shao.

(2)	Includes (i) 1,725,514 ordinary shares issuable upon exercise of options held by Mr. James Zhonghua Feng that are exercisable within 60 days, and (ii) 2,956,810 ordinary shares held by Ample Business International Ltd., a BVI company wholly owned by Mr. James Zhonghua Feng. The registered address of Ample Business International Ltd. is OMC Chambers, P.O. Box 3152, Road Town, Tortola, BVI.

(3)	Includes (i) 2,000,000 ordinary shares held by Mambo Fiesta Limited, a BVI company wholly owned by Mr. Qing Xu, and (ii) 600,000 ordinary shares issuable upon exercise of options held by Mr. Xu that are exercisable within 60 days.

(4)	Includes (i) 20,000,000 ordinary shares held by Global Earning Pacific Limited and (ii) 584,214 ordinary shares represented by ADSs that Ms. Dan Shao purchased in one or more open-market transactions. Global Earning Pacific Limited, a company incorporated in BVI, is wholly owned and controlled by Ms. Dan Shao, Mr. Herman Man Guo's wife. The registered address of Global Earning Pacific Limited is OMC Chambers, Wickham Cay 1, Road Town Tortola, BVI.

(5)	Includes (i) 16,105,980 ordinary shares held by Wealthy Environment Limited, and (ii) 1,400,000 ordinary shares represented by American Depositary Shares held by Wealthy Environment Limited. Wealthy Environment Limited, a company incorporated in BVI, is wholly owned and controlled by Herman Man Guo. The registered address of Wealthy Environment Limited is P.O. Box 173, Kingston Chambers, Road Town Tortola, BVI.

(6)	The address of Bison Capital Media Limited is c/o Bison Capital Holding Company Limited, 609-610, 21st Century Tower, 40 Liangmaqiao Road, Chaoyang District, Beijing, People's Republic of China, 100016. Bison Capital Media Limited, a Cayman Islands company, is wholly-owned by Bison Capital Holding Company Limited, a Cayman Islands company, which is in turn wholly owned by Ms. Fengyun Jiang, a citizen of Hong Kong Special Administrative Region. Ms. Jiang is the sole director of both Bison Capital Media Limited and Bison Capital Holding Company Limited. Ms. Jiang possesses the power to direct the voting and disposition of the shares owned by Bison Capital Media Limited and may be deemed to have beneficial ownership of such shares. Mr. Peixin Xu is the husband of Ms. Jiang and, as such, Mr. Xu may be deemed to beneficially own the 16,040,000 ordinary shares directly held by Bison Capital Media Limited.

(7)

FIL Limited owns 10,594,200 ordinary shares as reported on a Schedule 13G jointly filed by FIL Limited, Pandanus Partners, L.P. and Pandanus Associates, Inc. on February 13, 2015.  According to such Schedule 13G, Pandanus Partners, L.P., or Pandanus, owns shares of FIL Limited, or FIL, voting stock, which normally represents more than 25% and less than 50% of the total votes which may be cast by all holders of FIL voting stock.  Pandanus Associates, Inc., or PAI, acts as general partner of Pandanus.  Pandanus is owned by trusts for the benefit of members of the family of Edward C. Johnson 3d but disclaims that any such member is a beneficial owner of the securities reported on such Schedule 13G. The address of FIL is Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, HM19.

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

As of March 31, 2015, 127,662,057 of our ordinary shares were issued, with 119,942,413 shares outstanding and 7,719,644 shares in Treasury Stock. To our knowledge, we had only one record shareholder in the United States, JPMorgan Chase Bank, N. A., which is the depositary of our ADS program and held approximately 65.39% of our total outstanding ordinary shares as of March 31, 2015. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

For the options granted to our directors, officers and employees, please refer to "— B. Compensation — Share Options."

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B.	Related Party Transactions

Contractual Arrangements

Since December 10, 2005, foreign investors have been permitted to own directly a 100% interest in PRC advertising companies with at least three years of direct operations outside of China. Prior to 2011, although AM China, our subsidiary and the 100% shareholder of AM Technology, Shenzhen AM and Xi'an AM, has been operating its advertising business in Hong Kong since 2008, its operation experience was less than three years and was not qualified under the PRC regulations to own a PRC advertising company. Accordingly, our domestic PRC subsidiaries, AM Technology, Shenzhen AM and Xi'an AM, which are considered foreign-invested enterprises, were ineligible to operate a business with advertising as a part of their business scope in China. Our advertising business is currently provided through contractual arrangements with our consolidated VIEs in China, principally AM Advertising, certain of its subsidiaries, Shengshi Lianhe, Jiaming Advertising and AM Yuehang. Since the beginning of 2012, AM China has been in operation for more than three years and as a result, AM China is now allowed to directly invest in advertising business in China. We are in the process of establishing a wholly-owned subsidiary to provide advertising services in China through it directly. However, we can make no assurance as to the specific time when this wholly-owned subsidiary shall be established. Once this subsidiary is put into operation, we intend to gradually shift our advertising business to this subsidiary, and thus to gradually reduce the reliance on the current VIE structure. Our consolidated VIEs directly operate our advertising network, enter into concession rights contracts and sell advertising time slots and advertising locations to our advertisers. We have been and expect to continue to be dependent on our VIEs to operate our advertising business until we qualify for direct ownership of an advertising business in China under the PRC laws and regulations and acquire our VIEs as our direct, wholly-owned subsidiaries. AM Technology has entered into contractual arrangements with our VIEs, pursuant to which AM Technology provides exclusive technology support and service and technology development services in exchange for payments from them. In addition, AM Technology has entered into agreements with our VIEs and each of their shareholders, which provide AM Technology with the substantial ability to control our VIEs. These agreements are summarized in the following paragraphs.

•	Technology support and service agreements: AM Technology provides exclusive technology support and consulting services to our VIEs and in return, the VIEs are required to pay AM Technology service fees. The VIEs pay to AM Technology annual service fees in the amount that guarantee that the VIEs can achieve, after deducting such service fees payable to AM Technology, a net cost- plus rate of no less than 0.5% in the case of AM Advertising, Shengshi Lianhe and Jiaming Advertising, or 1.0% in the case of AM Yuehang. It is at AM Technology's sole discretion that the rate and amount of service fees ultimately charged the VIEs under these agreements are determined. The "net cost-plus rate" refers to the operating profit as a percentage of total costs and expenses of a certain entity. The technology support and service agreements are effective for ten years and such term is automatically renewed upon their expiration unless either party to an agreement informs the other party of its intention not to extend at least twenty days prior to the expiration of these agreements.

•	Technology development agreements: Our VIEs exclusively engage AM Technology to provide technology development services. AM Technology owns the intellectual property rights developed in the performance of these agreements. The VIEs pay to AM Technology annual service fees in the amount that guarantee that the VIEs can achieve, after deducting such service fees payable to AM Technology, a net cost-plus rate of no less than 0.5% in the case of AM Advertising, Shengshi Lianhe and Jiaming Advertising, which final rate should be determined by AM Technology. It is at AM Technology's sole discretion the rate and amount of fees ultimately charged the VIEs under these agreements are determined. The "net cost-plus rate" refers to the operating profit as a percentage of total costs and expenses of a certain entity. The technology development agreements are effective for ten years and such term is automatically renewed upon their expiration unless either party informs the other party of its intention not to extend at least twenty days prior to the expiration of these agreements.

•	Call option agreements: Under the call option agreements, the shareholders of our VIEs irrevocably granted AM Technology or its designated third party an exclusive option to purchase from the VIEs' shareholders, to the extent permitted under PRC law, all the equity interests in the VIEs, as the case may be, for the minimum amount of consideration permitted by the applicable law without any other conditions. In addition, under these agreements, AM Technology has undertaken to act as guarantor of VIEs in all operations- related contracts, agreements and transactions and commit to provide loans to support the business development needs of VIEs or if the VIEs suffer operating difficulties, provided that the relevant VIE's shareholders satisfy the terms and conditions in the call option agreements. Under PRC laws, to provide an effective guarantee, a guarantor needs to execute a specific written agreement with the beneficiary of the guarantee. As AM Technology has not entered into any written guarantee agreements with any third party beneficiaries to guarantee the VIEs' performance obligations to these third parties, none of these third parties can demand performance from AM Technology as a guarantor of the VIEs' performance obligations. The absence of a written guarantee agreement, however, does not affect our conclusion that we are the primary beneficiary of the VIEs and in turn should consolidate the financials of the VIEs. The term of each call option agreement is ten years and such terms can be renewed upon expiration at AM Technology's sole discretion.

•	Equity pledge agreements: Under the equity pledge agreements, the shareholders of the VIEs pledged all of their equity interests, including the right to receive declared dividends, in the VIEs to AM Technology to guarantee VIEs' performance of their obligations under the technology support and service agreement and the technology development agreement. If the VIEs fail to perform its obligations set forth in the technology support and service agreement, AM Technology shall be entitled to exercise all the remedies and powers set forth in the provisions of the equity pledge agreement. The agreement is effective for as long as the technology support and service agreements and technology development agreement are effective.

•	Authorization letters: Each shareholder of the VIEs has executed an authorization letter to authorize AM Technology to exercise certain of its rights, including voting rights, the rights to enter into legal documents and the rights to transfer any or all of its equity interest in the VIEs. Such authorization letters will remain effective during the operating periods of the VIEs. The authorization is effective for ten years and such term is renewed upon its expiry at AM Technology's sole discretion.

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

Shenzhen AM has signed contractual agreements with one of our VIEs in China, AM Yuehang, pursuant to which Shenzhen AM provides exclusive technology support services including the research and development of technologies related to AM Yuehang's business operation, the maintenance and monitoring of displays and programming systems, research on the solution of technical problems, and other related technical support and services in exchange for payments from AM Yuehang, which constitute Shenzhen AM's primary source of revenue.

Xi'an AM is a software company which primarily derives revenues from selling software it developed to AM Technology. AM Technology uses the software it purchases from Xi'an AM to provide technology development and support services to other companies.

Amounts Due to Qingdao AM

In December 2014, we entered into an agreement with Qingdao Airport to establish a joint venture, Qingdao AM. The amount due to Qingdao AM represents the capital contribution commitment of $0.8 million to Qingdao AM as of December 31, 2014, which was paid in January 2015.

Amounts Due from related parties

As of December 31, 2014, we had $0.2 million due from BEMC as the uncollected advertising revenue earned from BEMC.

As of December 31, 2014, we had approximately $19 thousand digital TV on airplanes concession fee receivable due from Jiacheng Advertising and $0.4 million concession fee deposit receivable from Guangxi Dingyuan.

We had $1.6 million due from AM Jiaming includes short-term loan of $1.6 million and related interest receivable of approximately $15 thousand as of December 31, 2014.

We had $0.3 million and $0.8 million due from Dingsheng Ruizhi and Dayun Culture represent the un-received consideration for selling the 20% and 20% of equity interests in AM Film and AM Lianhe, respectively, as of December 31, 2014.

Transactions with Jiacheng Advertising

In 2014, we earned approximately $20 thousand of advertising revenue from Jiacheng Advertising.

Transactions with Guangxi Dingyuan

In 2014, we purchased approximately $0.2 million of concession cost from Guangxi Dingyuan.

Transactions with AM Jiaming

In each of May and June 2014, we advanced $0.8 million to AM Jiaming, with annual interest rates of both loans equal to bank lending rate over the same period, which is 6% per annum for 2014. The loans will be deemed due on a date which is five days before the issuance of a written notice from us. No prepayment was received from AM Jiaming as of December 31, 2014.

Transactions with Dingsheng Ruizhi (Beijing) Investment Consulting Co., Ltd. ("Dingsheng Ruizhi")

In June 2014, we sold 20% equity interests in AM Film, a wholly-owned subsidiary, to Dingsheng Ruizhi for a consideration of $0.3 million. After the transaction, we held 80% equity interests and remained control over AM Film.

Transactions with Beijing Dayun Culture Communication Co., Ltd. ("Dayun Culture")

In August 2014, we sold 20% equity interests in AM Lianhe, a wholly-owned subsidiary, to Dayun Culture, for a consideration of $2.8 million. After the transaction, we held 80% equity interests and remained control over AM Lianhe.

Share Options

See “Item 6. Directors, Senior Management and Employees — B. Compensation — Share Options.”

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Financial Statements

We have appended consolidated financial statements filed as part of this annual report. See “Item 18. Financial Statements”.

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

See “—C. Markets.”

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing two of our ordinary shares, were listed on the NASDAQ Global Market on November 7, 2007 and were subsequently transferred to the NASDAQ Global Select Market. Our ADSs trade under the symbol "AMCN." The following table provides the high and low trading prices for our ADSs for the periods noted.

Annual Market Prices	High	Low
Year 2010	8.90	2.83
Year 2011	7.60	2.10
Year 2012	4.01	1.33
Year 2013	3.20	1.50
Year 2014	3.24	1.65

Quarterly Market Prices

Second Quarter 2014	2.56	1.96
Third Quarter 2014	2.41	1.65
Fourth Quarter 2014	3.20	1.67
First Quarter 2015	2.64	1.83

Monthly Market Prices
October 2014	2.44	1.67
November 2014	3.14	2.11
December 2014	3.20	2.25
January 2015	2.64	2.12
February 2015	2.34	1.97
March 2015	2.25	1.83
April 2015 (until April 23, 2015)	5.00	1.91

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The following are summaries of material terms and provisions of our amended and restated memorandum and articles of association and the Companies Law (2013 Revision) of the Cayman Islands, or the Companies Law, insofar as they relate to the material terms of our ordinary shares. This summary is not complete, and you should read our amended and restated memorandum and articles of association, which has been filed as Exhibit 99.3 to our Form 6-K (File No. 001-33765) filed with the SEC on December 10, 2009, and the amendment thereto, which has been filed as Exhibit 99.2 to our Form 6-K (File No. 001-33765) filed with the SEC on June 27, 2013. We subsequently amended our memorandum and articles of association by shareholders’ resolutions passed on July 18, 2013, the results of which have been filed as Exhibit 99.1 to our Form 6-K (File No. 001-33765) filed with the SEC on July 23, 2013.

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

Board of Directors

See "Item 6. Directors, Senior Management and Employees — A. Directors and Senior Management."

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

A quorum required for a meeting of shareholders consists of shareholders holding not less than an aggregate of one-third of all voting share capital of the Company in issue present in person or by proxy and entitled to vote. Shareholders' meetings may be held annually and may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate at least one-third of our voting share capital. Advance notice of at least fourteen days is required for the convening of our annual general meeting and other shareholders meetings.

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

See "— H. Documents on Display."

C.	Material Contracts

In September 2014, Guangzhou Meizheng, one of our consolidated affiliated entities in which our company has 63.3% of the equity interest, has entered into a concession agreement with Shanghai Railway Culture and Advertising Development Co., Ltd., pursuant to which Guangzhou Meizheng has been granted the right to exclusively install and operate Wi-Fi system on high speed trains including D-prefaced bullet trains operated by Shanghai Railway Bureau. The above concession contract period is three years starting from January 1, 2015. The concession rights fee for the first year is RMB48.4 million (US$7.8 million).

We have not entered into any material contracts other than in the ordinary course of business and other than those described above, in "Item 4. Information on the Company" or elsewhere in this annual report on Form 20-F.

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

See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Foreign Exchange” for a description of PRC regulations on foreign exchange.

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

PRC Taxation

Under the EIT Law, foreign corporate shareholders and corporate ADSs holders may be subject to a 10% income tax upon the dividends payable by us or on any gains they realize from the transfer of our shares or ADSs, if we are classified as a PRC resident enterprise and such income is regarded as income from "sources within the PRC." Given the fact that whether we would be regarded as "resident enterprise" is not clear, it is uncertain whether foreign corporate shareholders and corporate ADSs holders may be subject to a 10% income tax upon the dividends payable by us or on any gains they realize from the transfer of our shares or ADSs. If we are required under the PRC tax law to withhold PRC income tax on our dividends payable to our non-PRC corporate shareholders and ADS holders or if any gains of the transfer of their shares or ADSs are subject to PRC tax, such holders' investment in our ADSs or ordinary shares may be materially and adversely affected.

United States Federal Income Taxation

The following is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that holds our ADSs or ordinary shares as "capital assets" (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code, but it does not purport to be a complete analysis of all potential tax consequences and considerations. This summary is based upon existing U.S. federal income tax law as of the date hereof, which is subject to differing interpretations or change, possibly with retroactive effect. This summary does not discuss all aspects of U.S. federal income taxation that may be important to particular holders in light of their individual circumstances, including holders subject to special tax rules (for example, banks or other financial institutions, insurance companies, regulated investment companies, real estate investment trusts, cooperatives, pension plans, broker-dealers, partnerships and their partners, and tax-exempt organizations (including private foundations)), holders who are not U.S. Holders, holders who own (directly, indirectly or constructively) 10% or more of our voting stock, holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation, holders that hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, traders in securities that have elected the mark-to-market method of accounting for their securities or holders that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any alternative minimum tax, state, local, non-U.S. tax or non-income tax (such as the United States federal gift and estate tax) considerations or the Medicare tax. Each U.S. Holder is urged to consult with its tax advisor regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations relating to the ownership and disposition of our ADSs or ordinary shares.

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

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or ordinary shares and partners in such partnerships are urged to consult their tax advisors regarding their ownership and disposition of our ADSs or ordinary shares.

It is generally expected that a U.S. Holder of ADSs should be treated as the beneficial owner, for United States federal income tax purposes, of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a holder of ADSs will be treated in this manner. Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to United States federal income tax.

Passive Foreign Investment Company Considerations

Although we do not believe that we were classified as a PFIC, for U.S. federal income tax purposes, for the taxable year ended December 31, 2014, there is a significant risk that we will become a PFIC for our current taxable year ending December 31, 2015 and future taxable years unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of non-passive income. In general, we will be classified as a PFIC for any taxable year if either (i) 75 percent or more of our gross income for such year is passive income or (ii) 50 percent or more of the average quarterly value of our assets (as generally determined on the basis of fair market value) produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are generally classified as passive and goodwill and other unbooked intangibles associated with active business activities may generally be classified as non-passive. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25 percent (by value) of the stock. Although the law in this regard is unclear, we treat the VIEs (and their subsidiaries) as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operations of such entities but also because we are entitled to substantially all of the economic benefits associated with such entities, and, as a result, we consolidate such entity's' operating results in our consolidated financial statements. If it were determined, however, that we are not the owner of any of our VIEs (or their subsidiaries) for U.S. federal income tax purposes, we could be treated as a PFIC for the current taxable year or any future taxable year. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given with respect to our PFIC status for any taxable year.

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

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds ADSs or ordinary shares, and unless a mark-to-market election (as described below) is made, a U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make (which generally means any distribution received in a taxable year that is greater than 125 percent of the average annual distributions received in the three preceding taxable years or such U.S. Holder's holding period for the ADSs or ordinary shares, if shorter), and (ii) any gain realized on the sale or other disposition, including a pledge, of our ADSs or ordinary shares. Under the PFIC rules:

•	such excess distribution or gain will be allocated ratably over the U.S. Holder's holding period for the ADSs or ordinary shares;

•	such amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we are classified as a PFIC (a "pre-PFIC year") will be taxable as ordinary income;

•	such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to such U.S. Holder for that year; and

•	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

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

As an alternative to the foregoing rules, a holder of "marketable stock" in a PFIC may make a mark-to-market election with respect to such stock. Marketable stock is stock that is regularly traded on a qualified exchange or other market as defined in applicable United States Treasury Regulations. Our ADSs (but not our ordinary shares) are listed on the NASDAQ Global Select Market, which is a qualified exchange or other market for these purposes. We anticipate that the ADSs will be considered regularly traded for so long as they continue to be listed, but no assurance may be given in this regard. If a U.S. Holder makes this election, such holder will generally (i) include in gross income for each taxable year the excess, if any, of the fair market value of the ADSs at the end of the taxable year over the adjusted tax basis of the ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of the ADSs at the end of the taxable year, but only to the extent of the amount previously included in income as a result of the mark-to-market election. The adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a mark-to-market election is made in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, a U.S. Holder will generally not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a mark-to-market election is made, any gain recognized upon the sale or other disposition of ADSs will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary to the extent of the net amount previously included in income as a result of the mark-to-market election. In the case of a U.S. Holder who has held ADSs during any taxable year in which we are classified as PFIC and continues to hold such ADSs (or any portion thereof), and who is considering making a mark-to-market election, special tax rules may apply relating to purging the PFIC taint of such ADSs. If a U.S. Holder makes a mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions, except that the reduced tax rate applicable to qualified dividend income (as discussed below in " –Dividends") would not apply.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder's indirect interest in any investment held by us that is treated as an equity interest in a PFIC for United States federal income tax purposes.

We do not intend to provide the U.S. Holders with the information necessary to permit U.S. Holders to make qualified electing fund elections, which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. Each U.S. Holder is urged to consult its tax advisor concerning the United States federal income tax consequences of holding and disposing ADSs or ordinary shares if we are or become a PFIC, including the possibility of making a mark-to-market election, the "deemed sale" and "deemed dividend" elections.

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

Although the ADSs are currently tradable on the NASDAQ Global Select Market, which is an established securities market in the United States, and thus we anticipate they will be considered readily tradable on an established securities market in the United States for purposes of the reduced tax rate, no assurance may be given in this regard. Since we do not expect that our ordinary shares will be listed on an established securities market in the United States, it is unclear whether dividends that we pay on our ordinary ADSs or ordinary shares that are not backed by ADSs meet the conditions required for the reduced tax rate. Each U.S. Holder is advised to consult its tax advisor regarding the rate of tax that will apply to such holder with respect to, dividend distributions, if any, received from us.

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

Information Reporting

Certain U.S. Holders are required to report information to the IRS relating to an interest in "specified foreign financial assets", including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds US$50,000 (or a higher dollar amount prescribed by the IRS), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a United States financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the IRS and fails to timely do so.

In addition, U.S. Holders may be subject to information reporting to the IRS with respect to dividends on and proceeds from the sale or other disposition of our ADSs or ordinary shares. Each U.S. Holder is advised to consult with its tax advisor regarding the application of the United States information reporting rules to their particular circumstances.

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

We will furnish JPMorgan Chase Bank, N. A., the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders' meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders' meeting received by the depositary from us.

In accordance with Nasdaq Stock Market Rule 5250(d), we will post this annual report on Form 20-F on our website at http://www.airmedia.net.cn. In addition, we will provide hardcopies of our annual report free of charge to shareholders and ADS holders upon request.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We have not used derivative financial instruments in our investment portfolio. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates. A hypothetical 1% decrease in interest rates would have resulted in a decrease of approximately $0.6 million in our interest income for the year ended December 31, 2014.

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

The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People's Bank of China. The PRC government allowed the RMB to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between RMB and the U.S. dollar remained within a narrow band. As a consequence, the RMB fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. Since June 2010, the PRC government has allowed the RMB to appreciate slowly against the U.S. dollar again. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

To the extent that we need to convert our U.S. dollar-denominated assets into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on RMB amount we receive from the conversion. A hypothetical 10% decrease in the exchange rate of the U.S. dollar against RMB would have resulted in a decrease of $0.27 million in the value of our U.S. dollar-denominated financial assets at December 31, 2014. Conversely, if we decide to convert our RMB-denominated cash amounts into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to us.

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

Persons depositing or withdrawing shares must pay:	For:
$5.00 per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property; cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$0.05 (or less) per ADS	Any cash distribution to registered ADS holders

A fee equivalent to the fee that would be payable if securities distributed had been shares and the shares had been deposited for issuance of ADSs $0.05 (or less) per ADSs per calendar year (if the depositary has not collected any cash distribution fee during that year)	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to registered ADS holders Depositary services

Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement); converting foreign currency to U.S. dollars

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Persons depositing or withdrawing shares must pay:	For:
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

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

For the year ended December 31, 2014, we received $249,682 from the depositary as reimbursement for our expenses incurred and recognized $538,500 as other income in our consolidated statements of operations, and the depositary waived an estimated nil in servicing fees for ongoing program maintenance.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIES HOLDERS AND USE OF PROCEEDS

See "Item 10. Additional Information" for a description of the rights of securities holders, which remain unchanged.

The following "Use of Proceeds" information relates to the registration statement on Form F-1 (File number: 333-146825) filed by us in connection with our initial public offering. The registration statement was declared effective by the SEC on November 6, 2007. We received net proceeds of approximately $187.0 million from our initial public offering.

As of December 31, 2014, the net proceeds from our initial public offering have been used as follows:

•	approximately $118.4 million for the purchase of digital displays and other equipment and the construction of gas station media platforms;

•	approximately $24.8 million for share repurchases; and

•	approximately $10.1 million for the purchase of long-term investments.

•	approximately $29.7 million for business acquisition and the purchase of intangible assets.

In 2015, we expect to use the net proceeds received from our initial public offering as follows:

•	approximately $4.0 million to fund capital expenditure.

ITEM 15.	CONTROLS AND PROCEDURES

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

Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act) at December 31, 2014. Based on that evaluation, our chief executive officer and chief financial officer concluded that, as of that date, our disclosure controls and procedures required by paragraph (b) of Rules 13a-15 or 15d-15 were effective.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"). Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company's assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company's receipts and expenditures are being made only in accordance with authorizations of a company's management and directors and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, including our chief executive officer and chief financial officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2014. In making this assessment, management used the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our management, including our chief executive officer and chief financial officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2014.

Based on our assessment, our management has concluded that our internal control over financial reporting was effective at December 31, 2014.

Report of the Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

AirMedia Group Inc.:

We have audited the internal control over financial reporting of AirMedia Group Inc. (the "Company"), its subsidiaries, its variable interest entity ("VIEs") and its VIEs' subsidiaries (collectively, the "Group") as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group's internal control over financial reporting based on our audit.

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

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States),the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2014 of the Group and our report dated April 24, 2015 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People's Republic of China

April 24, 2015

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	Fiscal Year Ended December 31,
	2013	2014
Audit Fees	$1,288,775	$1,260,980
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	71,994	147,786
TOTAL	$1,360,769	$1,408,766

"Audit Fees" consisted of the aggregate fees billed for professional services rendered for the audit of our annual financial statements or quarterly review services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements.

"Audit Related Fees" consisted of the aggregate fees billed for professional services rendered for assurance and related services that were reasonably related to the performance of the audit or review of our regulatory filings and were not otherwise included in Audit Fees.

"Tax Fees" consisted of the aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning. Included in such Tax Fees were fees for preparation of our tax returns and consultancy and advice on other tax planning matters.

"All Other Fees" consisted of the aggregate fees billed for products and services provided and not otherwise included in Audit Fees, Audit Related Fees or Tax Fees.

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

On March 21, 2011, our board of directors authorized the repurchase of up to $20 million of our outstanding ADSs within two years from March 21, 2011. Subsequently, our board of directors approved to increase the size of our share repurchase program to $40 million from $20 million and to extend the date of the share repurchase program to March 20, 2014. The following tables set forth information about our repurchases made under this share repurchase program in the year ended December 31, 2014.

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
January 1, 2014 to January 31, 2014	0	N/A	0	22,584,659
February 1, 2014 to February 28, 2014	0	N/A	0	22,584,659
March 1, 2014 to March 31, 2014	0	N/A	0	22,584,659
April 1, 2014 to April 30, 2014	0	N/A	0	22,584,659
May 1, 2014 to May 31, 2014	0	N/A	0	22,584,659
June 1, 2014 to June 30, 2014	0	N/A	0	22,584,659
July 1, 2014 to July 31, 2014	0	N/A	0	22,584,659
August 1, 2014 to August 31, 2014	0	N/A	0	22,584,659
September 1, 2014 to September 30, 2014	0	N/A	0	22,584,659
October 1, 2014 to October 31, 2014	0	N/A	0	22,584,659
November 1, 2014 to November 30, 2014	0	N/A	0	22,584,659
December 1, 2014 to December 31, 2014	0	N/A	0	22,584,659
Total	0	N/A	0	N/A

ITEM 16F.	CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

The NASDAQ Stock Market rules require each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer's fiscal year end. They also require each issuer to seek shareholder approval for any establishment of or material amendment to the issuer's equity compensation plans, including any amendment effecting a repricing of outstanding options or increasing the amount of shares authorized under such plans. However, the rules permit foreign private issuers like us to follow "home country practice" in certain corporate governance matters.

Maples and Calder, our Cayman Islands counsel, has provided a letter to the NASDAQ Stock Market certifying that under Cayman Islands law, we are not required to hold annual shareholder meetings. We held annual meetings in 2013. No annual meeting was held in 2012 or 2014. We may hold additional annual shareholder meetings in the future if there are significant issues that require shareholder approval.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The full text of our audited consolidated financial statements begins on page F-2 of this annual report.

ITEM 19.	EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 99.3 to Form 6-K (File No. 001-33765) filed on December 10, 2009)

1.2	Amendment to Amended and Restated Memorandum and Articles of Association approved by the annual general shareholders meeting on July 18, 2013 (incorporated by reference to Exhibit 99.2 to Form 6-K (File No. 001-33765) filed on June 27, 2013)

2.1	Registrant's Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

2.2	Form of Deposit Agreement among the Company, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 to Registration Statement on Form F-1 (File No. 333- 146825), as amended, initially filed on October 19, 2007)

2.3	Amended and Restated Shareholders' Agreement originally dated as of June 7, 2007, as amended and restated on September 27, 2007, among the Company and Shareholders (incorporated by reference to Exhibit 4.4 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.1	Amended and Restated 2007 Share Incentive Plan (incorporated by reference to Exhibit 99.2 to Form 6-K filed on December 10, 2009)

4.2	2012 Share Incentive Plan. (incorporated by reference to Exhibit 4.3 to Registration Statement on Form S-8 (File No. 333-187442) filed on March 22, 2013)

Exhibit No.	Description
4.3	Form of Employment Agreement between the Company and an Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 to Registration Statement on Form F-1 (File No. 333- 146825), as amended, initially filed on October 19, 2007)

4.4	Form of Employment Agreement between the Company and an Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 to Registration Statement on Form F-1 (File No. 333- 146825), as amended, initially filed on October 19, 2007)

4.5	Investment Framework Agreement dated October 18, 2005, as amended on September 27, 2007, among Man Guo, Qing Xu and CDH China Management Company Limited (incorporated by reference to Exhibit 10.4 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.6	English Translation of Business Cooperation Agreement dated June 14, 2007 between Beijing Shengshi Lianhe Advertising Co., Ltd. and AirTV United Media & Culture Co., Ltd. (incorporated by reference to Exhibit 10.9 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.7	English Translation of Amended Power of Attorneys dated November 28, 2008 from each of the shareholders of Beijing Shengshi Lianhe Advertising Co., Ltd. (incorporated by reference to Exhibit 4.11 to Annual Report on Form 20-F filed on April 28, 2009)

4.8	English Translation of Amended and Restated Technology Development Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing Shengshi Lianhe Advertising Co., Ltd. (incorporated by reference to Exhibit 10.12 to Registration Statement on Form F-1 (File No. 333- 146825), as amended, initially filed on October 19, 2007)

4.9	English Translation of Supplementary Agreement dated November 30, 2007 to the Amended and Restated Technology Development Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing Shengshi Lianhe Advertising Co., Ltd. (incorporated by reference to Exhibit 10.1 to Annual Report on Form 20-F filed on April 30, 2008)

4.10	English Translation of Amended and Restated Technology Support and Service Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing Shengshi Lianhe Advertising Co., Ltd. (incorporated by reference to Exhibit 10.13 to Registration Statement on Form F-1 (File No. 333- 146825), as amended, initially filed on October 19, 2007)

4.11	English Translation of Supplementary Agreement dated November 30, 2007 to the Amended and Restated Technology Support and Service Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing Shengshi Lianhe Advertising Co., Ltd. (incorporated by reference to Exhibit 10.2 to Annual Report on Form 20-F filed on April 30, 2008)

4.12	English Translation of Amended and Restated Equity Pledge Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing Shengshi Lianhe Advertising Co., Ltd. and the shareholders of Beijing Shengshi Lianhe Advertising Co., Ltd. (incorporated by reference to Exhibit 10.14 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.13	English Translation of Supplementary Agreement dated November 28, 2008 to the Amended and Restated Equity Pledge Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing Shengshi Lianhe Advertising Co., Ltd. and the shareholders of Beijing Shengshi Lianhe Advertising Co., Ltd. (incorporated by reference to Exhibit 4.17 to Annual Report on Form 20-F filed on April 28, 2009)

4.14	English Translation of Amended and Restated Call Option Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing Shengshi Lianhe Advertising Co., Ltd. and the shareholders of Beijing Shengshi Lianhe Advertising Co., Ltd. (incorporated by reference to Exhibit 10.15 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.15	English Translation of Supplementary Agreement dated November 28, 2008 to the Amended and Restated Call Option Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing Shengshi Lianhe Advertising Co., Ltd. and the shareholders of Beijing Shengshi Lianhe Advertising Co., Ltd. (incorporated by reference to Exhibit 4.19 to Annual Report on Form 20-F filed on April 28, 2009)

Exhibit No.	Description
4.16	English Translation of Amended Power of Attorneys dated November 28, 2008 from the shareholders of Beijing AirMedia Advertising Co., Ltd. (Beijing AirMedia Advertising Co., Ltd. has undergone a corporate name change and is now known as AirMedia Group Co., Ltd.) (incorporated by reference to Exhibit 4.20 to Annual Report on Form 20-F filed on April 28, 2009)

4.17	English Translation of Amended and Restated Technology Development Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing AirMedia Advertising Co., Ltd. (incorporated by reference to Exhibit 10.17 to Registration Statement on Form F-1 (File No. 333- 146825), as amended, initially filed on October 19, 2007)

4.18	English Translation of Supplementary Agreement dated November 30, 2007 to the Amended and Restated Technology Development Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing AirMedia Advertising Co., Ltd. (incorporated by reference to Exhibit 10.3 to Annual Report on Form 20-F filed on April 30, 2008)

4.19	English Translation of Amended and Restated Technology Support and Service Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing AirMedia Advertising Co., Ltd. (incorporated by reference to Exhibit 10.18 to Registration Statement on Form F-1 (File No. 333- 146825), as amended, initially filed on October 19, 2007)

4.20	English Translation of Supplementary Agreement dated November 30, 2007 to the Amended and Restated Technology Support and Service Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing AirMedia Advertising Co., Ltd. (incorporated by reference to Exhibit 10.4 to Annual Report on Form 20-F filed on April 30, 2008)

4.21	English Translation of Amended and Restated Equity Pledge Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia Advertising Co., Ltd. and the shareholders of Beijing AirMedia Advertising Co., Ltd. (incorporated by reference to Exhibit 10.19 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.22	English Translation of Supplementary Agreement No. 1 dated June 19, 2008 to the Amended and Restated Equity Pledge Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia Advertising Co., Ltd. and the shareholders of Beijing AirMedia Advertising Co., Ltd. (incorporated by reference to Exhibit 4.26 to Annual Report on Form 20-F filed on April 28, 2009)

4.23	English Translation of Supplementary Agreement No. 2 dated November 28, 2008 to the Amended and Restated Equity Pledge Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia Advertising Co., Ltd. and the shareholders of Beijing AirMedia Advertising Co., Ltd. (incorporated by reference to Exhibit 4.27 to Annual Report on Form 20-F filed on April 28, 2009)

4.24*	English Translation of Supplementary Agreement No. 3, dated April 7, 2015, to the Amended and Restated Equity Pledge Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia Advertising Co., Ltd. (now known as AirMedia Group Co., Ltd.) and the shareholders of Beijing AirMedia Advertising Co., Ltd.

4.25	English Translation of Amended and Restated Call Option Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia Advertising Co., Ltd. and the shareholders of Beijing AirMedia Advertising Co., Ltd. (incorporated by reference to Exhibit 10.20 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.26	English Translation of Supplementary Agreement No. 1 dated June 19, 2008 to the Amended and Restated Call Option Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia Advertising Co., Ltd. and the shareholders of Beijing AirMedia Advertising Co., Ltd. (incorporated by reference to Exhibit 4.29 to Annual Report on Form 20-F filed on April 28, 2009)

4.27	English Translation of Supplementary Agreement No. 2 dated November 28, 2008 to the Amended and Restated Call Option Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia Advertising Co., Ltd. and the shareholders of Beijing AirMedia Advertising Co., Ltd. (incorporated by reference to Exhibit 4.30 to Annual Report on Form 20-F filed on April 28, 2009)

4.28*

English Translation of Supplementary Agreement No. 3, dated April 7, 2015, to the Amended and Restated Call Option Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia Advertising Co., Ltd.  (now known as AirMedia Group Co., Ltd.) and the shareholders of Beijing AirMedia Advertising Co., Ltd.

4.29	English Translation of Supplementary Agreement dated November 28, 2008 to the Loan Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd. and Guo Man, a shareholder of Beijing AirMedia Advertising Co., Ltd. (incorporated by reference to Exhibit 4.31 to Annual Report on Form 20-F filed on April 28, 2009)

4.30	English Translation of Amended Power of Attorneys dated November 28, 2008 from the shareholders of Beijing AirMedia UC Advertising Co., Ltd. (incorporated by reference to Exhibit 4.32 to Annual Report on Form 20-F filed on April 28, 2009)

Exhibit No.	Description
4.31	English Translation of Technology Development Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing AirMedia UC Advertising Co., Ltd. (incorporated by reference to Exhibit 10.22 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.32	English Translation of Supplementary Agreement dated November 30, 2007 to the Amended and Restated Technology Development Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing AirMedia UC Advertising Co., Ltd. (incorporated by reference to Exhibit 10.5 to Annual Report on Form 20-F filed on April 30, 2008)

4.33	English Translation of Technology Support and Service Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing AirMedia UC Advertising Co., Ltd. (incorporated by reference to Exhibit 10.23 to Registration Statement on Form F-1 (File No. 333- 146825), as amended, initially filed on October 19, 2007)

4.34	English Translation of Supplementary Agreement dated November 30, 2007 to the Amended and Restated Technology Support and Service Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing AirMedia UC Advertising Co., Ltd. (incorporated by reference to Exhibit 10.6 to Annual Report on Form 20-F filed on April 30, 2008)

4.35	English Translation of Equity Pledge Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia UC Advertising Co., Ltd. and the shareholders of Beijing AirMedia UC Advertising Co., Ltd. (incorporated by reference to Exhibit 10.24 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.36	English Translation of Supplementary Agreement dated November 28, 2008 to the Equity Pledge Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia UC Advertising Co., Ltd. and the shareholders of Beijing AirMedia UC Advertising Co., Ltd. (incorporated by reference to Exhibit 4.38 to Annual Report on Form 20-F filed on April 28, 2009)

4.37	English Translation of Call Option Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia UC Advertising Co., Ltd. and the shareholders of Beijing AirMedia UC Advertising Co., Ltd. (incorporated by reference to Exhibit 10.25 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.38	English Translation of Supplementary Agreement dated November 28, 2008 to the Call Option Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia UC Advertising Co., Ltd. and the shareholders of Beijing AirMedia UC Advertising Co., Ltd. (incorporated by reference to Exhibit 4.40 to Annual Report on Form 20-F filed on April 28, 2009)

4.39	English Translation of Supplementary Agreement dated October 31, 2008 among AirMedia Technology (Beijing) Co., Ltd. and the shareholders of Beijing AirMedia UC Advertising Co., Ltd., supplementing the original Loan Agreement dated January 1, 2007 (incorporated by reference to Exhibit 4.41 to Annual Report on Form 20-F filed on April 28, 2009)

4.40	English Translation of Power of Attorneys dated April 1, 2008 from each of the shareholders of Beijing Yuehang Digital Media Advertising Co., Ltd. (incorporated by reference to Exhibit 4.42 to Annual Report on Form 20-F filed on April 28, 2009)

4.41	English Translation of Technology Development Agreement dated April 1, 2008 between AirMedia Technology (Beijing) Co., Ltd. and Beijing Yuehang Digital Media Advertising Co., Ltd. (incorporated by reference to Exhibit 4.43 to Annual Report on Form 20-F filed on April 28, 2009)

4.42	English Translation of Technology Support and Service Agreement dated April 1, 2008 between AirMedia Technology (Beijing) Co., Ltd. and Beijing Yuehang Digital Media Advertising Co., Ltd. (incorporated by reference to Exhibit 4.44 to Annual Report on Form 20-F filed on April 28, 2009)

4.43	English Translation of Supplementary Agreement dated June 25, 2008 to the Technology Support and Service Agreement dated April 1, 2008 between AirMedia Technology (Beijing) Co., Ltd. and Beijing Yuehang Digital Media Advertising Co., Ltd. (incorporated by reference to Exhibit 4.45 to Annual Report on Form 20-F filed on April 28, 2009)

Exhibit No.	Description
4.44	English Translation of Equity Pledge Agreement dated April 1, 2008 among AirMedia Technology (Beijing) Co., Ltd., Beijing Yuehang Digital Media Advertising Co., Ltd. and the shareholders of Beijing Yuehang Digital Media Advertising Co., Ltd. (incorporated by reference to Exhibit 4.46 to Annual Report on Form 20-F filed on April 28, 2009)

4.45	English Translation of Call Option Agreement dated April 1, 2008 among AirMedia Technology (Beijing) Co., Ltd., Beijing Yuehang Digital Media Advertising Co., Ltd. and the shareholders of Beijing Yuehang Digital Media Advertising Co., Ltd. (incorporated by reference to Exhibit 4.47 to Annual Report on Form 20-F filed on April 28, 2009)

4.46	Share Purchase Agreement dated July 4, 2008 among the Registrant, First Reach Holdings Limited and Excel Lead International Limited (incorporated by reference to Exhibit 4.48 to Annual Report on Form 20- F filed on April 28, 2009)

4.47	English Translation of Supplementary Agreement No. 2 to Call Option Agreement dated May 27, 2010 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia UC Advertising Co., Ltd. and the shareholders of Beijing AirMedia UC Advertising Co., Ltd. (incorporated by reference to Exhibit 4.45 to Annual Report on Form 20-F filed on May 28, 2010)

4.48	English Translation of Supplementary Agreement No. 2 to the Equity Pledge Agreement dated May 27, 2010 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia UC Advertising Co., Ltd. and the shareholders of Beijing AirMedia UC Advertising Co., Ltd. (incorporated by reference to Exhibit 4.46 to Annual Report on Form 20-F filed on May 28, 2010)

4.49	Framework Cooperation Agreement (English summary), by and between AirMedia Group Co., Ltd. and Beijing Super TV Co., Ltd (incorporated by reference to Exhibit 4.47 to Annual Report on Form 20-F filed on April 30, 2012)

4.50	Supplementary Agreement to Framework Cooperation Agreement (English summary), by and among AirMedia Group Co., Ltd., Beijing Super TV Co., Ltd and Beijing N-S Digital TV Co., Ltd. (incorporated by reference to Exhibit 4.48 to Annual Report on Form 20-F filed on April 30, 2012)

4.51	2011 Share Incentive Plan (incorporated by reference to Exhibit 4.49 to Annual Report on Form 20-F filed on April 30, 2012)

4.52	English summary of Investment Agreement, dated May 12, 2013, by and among Elec-Tech International Co., Ltd., Beijing AirMedia UC Advertising Co., Ltd. and Beijing Zhongshi Aoyou Advertising Co., Ltd. (incorporated by reference to Exhibit 4.50 to Annual Report on Form 20-F filed on April 25, 2014)

4.53	English summary of Cooperation Agreement for the Establishment of Advertising Company, dated May 2013, by and between Beijing Shengshi Lianhe Advertising Co., Ltd., and Guangzhou Daozheng Advertising Co., Ltd. (incorporated by reference to Exhibit 4.51 to Annual Report on Form 20-F filed on April 25, 2014)

4.54	English summary of Equity Swap Agreement, dated September 29, 2013, by and between Beijing N-S Digital TV Co., Ltd. and AirMedia Group Co., Ltd. (incorporated by reference to Exhibit 4.52 to Annual Report on Form 20-F filed on April 25, 2014)

4.55	English summary of Strategic Alliance Agreement, dated October 28, 2013, by and between HNA Xinhua Culture Holding Group Co., Ltd. and AirMedia Group Co., Ltd. (incorporated by reference to Exhibit 4.53 to Annual Report on Form 20-F filed on April 25, 2014)

4.56*	English summary of Franchising Operation Agreement of Wi-Fi Wireless Network on Bullet Trains Administered under Shanghai Railway Administration, dated August 22, 2014, by and between Guangzhou Meizheng Advertising Co., Ltd. and Shanghai Railway Culture & Advertising Development Co., Ltd.

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

8.1*	List of the Registrant's subsidiaries

Exhibit No.	Description
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certifications by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certifications by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

15.2*	Consent of Commerce & Finance Law Offices

15.3*	Consent of Maples and Calder

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith
**	Furnished with this annual report on Form 20-F

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 24, 2015	AIRMEDIA GROUP INC.

/s/ Herman Man Guo

Herman Man Guo
Chairman and Chief Executive Officer

AirMedia GROUP INC.

Report of Independent Registered Public Accounting Firm

and Consolidated Financial Statements

For the years ended December 31, 2012, 2013 and 2014

AIRMEDIA GROUP INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF AIRMEDIA GROUP INC.

We have audited the accompanying consolidated balance sheets of AirMedia Group Inc. (the "Company"), its subsidiaries, its variable interest entities (the "VIEs") and its VIEs' subsidiaries (collectively the "Group") as of December 31, 2013 and 2014 and the related consolidated statements of operations, comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2014 and related financial statement schedule included in Schedule I. These consolidated financial statements and financial statement schedule are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2013 and 2014, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group's internal control over financial reporting as of December 31, 2014, based on the criteria established Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 24, 2015 expressed an unqualified opinion on the Group's internal control over financial reporting.

Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People's Republic of China

April 24, 2015

AIRMEDIA GROUP INC.

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars in thousands, except share related data or otherwise noted)

	As of December 31,
	2013	2014
Assets
Current assets:
Cash and cash equivalents	$59,652	$67,437
Restricted cash	10,366	14,395
Short-term investment	42,949	17,729
Accounts receivable, net of allowance for doubtful accounts of $7,221 and $12,392 as of December 31, 2013 and 2014, respectively	107,529	84,993
Notes receivable	1,901	2,673
Prepaid concession fees	29,307	31,035
Other current assets	20,437	25,620
Amount due from related parties	187	3,322
Deferred tax assets - current	2,776	1,585
Assets held for sale	-	1,087
Total current assets	275,104	249,876
Property and equipment, net	36,084	50,329
Prepaid equipment costs	49,415	45,176
Long-term investments	7,829	9,049
Long-term deposits	20,497	20,300
Deferred tax assets - non-current	11,755	13,932
Acquired intangible assets, net	1,446	807
Other non-current assets	661	6,128
TOTAL ASSETS	402,791	395,597
Liabilities
Current liabilities:
Short-term loan (including short-term loan of the consolidated variable interest entities without recourse to AirMedia Group Inc. nil and nil as of December 31, 2013 and 2014, respectively)	-	3,000
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to AirMedia Group Inc. $75,182 and $88,430 as of December 31, 2013 and 2014, respectively)	81,157	94,933
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to AirMedia Group Inc. $8,016 and $9,629 as of December 31, 2013 and 2014 respectively)	10,883	11,498
Deferred revenue (including deferred revenue of the consolidated variable interest entities without recourse to AirMedia Group Inc. $17,374 and $13,517 as of December 31, 2013 and 2014, respectively)	17,380	13,523
Income tax payable (including income tax payable of the consolidated variable interest entities without recourse to AirMedia Group Inc. $455 and $963 as of December 31, 2013 and 2014, respectively)	1,667	1,522
Amounts due to related parties (including amounts due to related parties of the consolidated variable interest entities without recourse to AirMedia Group Inc. nil and $790 as of December 31, 2013 and 2014, respectively)	-	790
Total current liabilities	111,087	125,266
Non-current liabilities:
Other non-current liabilities (including other non-current liabilities of the consolidated variable interest entities without recourse to AirMedia Group Inc. nil and $1,257 as of December 31, 2013 and 2014, respectively)	-	1,257
Deferred tax liabilities - non-current (including deferred tax liabilities - non-current of the consolidated variable interest entities without recourse to AirMedia Group Inc. $361 and $202 as of December 31, 2013 and 2014, respectively)	361	202
Total liabilities	111,448	126,725
Commitments and contingencies (Note 25 and Note 26)
Equity
Ordinary shares ($0.001 par value; 900,000,000 shares authorized in 2013 and 2014; 127,662,057 shares and 127,662,057 shares issued as of December 31, 2013 and 2014, respectively; 119,134,135 shares and 119,942,413 shares outstanding as of December 31, 2013 and 2014, respectively)	128	128
Additional paid-in capital	313,912	323,167
Treasury stock (8,527,922 and 7,719,644 shares as of December 31, 2013 and 2014, respectively)	(9,860)	(9,236)
Statutory reserves	10,968	11,381
Accumulated deficits	(84,411)	(110,519)
Accumulated other comprehensive income	40,229	33,815
Total AirMedia Group Inc.'s shareholders' equity	270,966	248,736
Non-controlling interests	20,377	20,136
Total equity	291,343	268,872
TOTAL LIABILITIES AND EQUITY	$402,791	$395,597

The accompanying notes are an integral part of these consolidated financial statements.

AIRMEDIA GROUP INC.

CONSOLIDATED statements of operations

(In U.S. dollars in thousands, except share related data or otherwise noted)

	For the years ended December 31,
	2012	2013	2014

Revenues	$292,965	$276,516	$255,871
Business tax and other sales tax	(6,223)	(4,250)	(3,390)
Net revenues	286,742	272,266	252,481
Less: Cost of revenues	250,606	244,673	235,835
Gross profit	36,136	27,593	16,646
Operating expenses:
Selling and marketing (including share-based compensation of $859, nil and $144 in 2012, 2013 and 2014, respectively)	17,995	20,069	25,067
General and administrative (including share-based compensation of $2,643, $1,251 and $1,215 in 2012, 2013 and 2014, respectively)	21,842	25,723	26,337
Impairment of intangible assets	9,583	-	-
Impairment of goodwill	20,611	-	-
Total operating expenses	70,031	45,792	51,404
Loss from operations	(33,895)	(18,199)	(34,758)
Interest income	1,355	1,213	1,340
Other income, net	2,770	3,822	2,214
Loss before income taxes and share of loss on equity method investments	(29,770)	(13,164)	(31,204)
Income tax (expenses)/benefits	(2,493)	1,713	(430)
Loss before share of income/(loss) on equity method investments	(32,263)	(11,451)	(31,634)
Share of income/(loss) on equity method investments	22	(69)	(192)
Net loss	(32,241)	(11,520)	(31,826)
Less: Net income/(loss) attributable to non-controlling interests	487	(894)	(6,131)
Net loss attributable to AirMedia Group Inc.'s shareholders	(32,728)	(10,626)	(25,695)
Net loss attributable to AirMedia Group Inc.'s shareholders per ordinary share - basic	$(0.26)	$(0.09)	$(0.22)
Net loss attributable to AirMedia Group Inc.'s shareholders per ordinary share - diluted	$(0.26)	$(0.09)	$(0.22)
Weighted average shares used in calculating net loss per ordinary share - basic	124,269,245	120,386,635	119,304,773
Weighted average shares used in calculating net loss per ordinary share - diluted	124,269,245	120,386,635	119,304,773

The accompanying notes are an integral part of these consolidated financial statements.

AIRMEDIA GROUP INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In U.S. dollars in thousands)

	For the years ended December 31,
	2012	2013	2014

Net loss	$(32,241)	$(11,520)	$(31,826)
Other comprehensive income, net of tax:
Change in cumulative foreign currency translation adjustment	2,144	7,582	(6,874)
Comprehensive loss	(30,097)	(3,938)	(38,700)
Less: comprehensive income/ (loss) attributable to non-controlling interest	417	(593)	(6,591)
Comprehensive loss attributable to AirMedia Group Inc.'s shareholders	$(30,514)	$(3,345)	$(32,109)

The accompanying notes are an integral part of these consolidated financial statements.

AIRMEDIA GROUP INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In U.S. dollars in thousands, except share data or otherwise noted)

	AirMedia Group Inc.'s shareholder's equity
							Accumulated	Total
							other	AirMedia Group	Non-
	Ordinary shares		Additional	Treasury	Statutory	Accumulated	comprehensive	Inc.'s shareholders'	controlling	Total
	Shares	Amount	paid-in capital	stock	reserves	deficits	income	equity	interests	equity
Balance as of January 1, 2012	125,247,597	$128	$275,150	$(3,775)	$8,049	$(38,138)	$30,734	$272,148	$(2,090)	$270,058
Ordinary shares issued for share based compensation	137,166	-	-	161	-	-	-	161	-	161
Share repurchase as treasury stock	(3,272,278)	-	-	(3,421)	-	-	-	(3,421)	-	(3,421)
Provision for statutory reserve	-	-	-	-	2,095	(2,095)	-	-	-	-
Share-based compensation	-	-	3,502	-	-	-	-	3,502	-	3,502
Foreign currency translation adjustment	-	-	-	-	-	-	2,214	2,214	(70)	2,144
Net loss	-	-	-	-	-	(32,728)	-	(32,728)	487	(32,241)
Profit distribution to non-controlling interest	-	-	-	-	-	-	-	-	(768)	(768)
Balance as of December 31, 2012	122,112,485	$128	$278,652	$(7,035)	$10,144	$(72,961)	$32,948	$241,876	$(2,441)	$239,435
Ordinary shares issued for share based compensation	18,400	-	-	21	-	-	-	21	-	21
Share repurchase as treasury stock	(2,996,750)	-	-	(2,846)	-	-	-	(2,846)	-	(2,846)
Provision for statutory reserve	-	-	-	-	824	(824)	-	-	-	-
Share-based compensation	-	-	1,251	-	-	-	-	1,251	-	1,251
Foreign currency translation adjustment	-	-	-	-	-	-	7,281	7,281	301	7,582
Net loss	-	-	-	-	-	(10,626)	-	(10,626)	(894)	(11,520)
Capital contribution from non-controlling interests	-	-	39,825	-	-	-	-	39,825	20,384	60,209
Acquisition of non-controlling interests	-	-	(5,816)	-	-	-	-	(5,816)	3,027	(2,789)
Balance as of December 31, 2013	119,134,135	$128	$313,912	$(9,860)	$10,968	$(84,411)	$40,229	$270,966	$20,377	$291,343
Ordinary shares issued for share based compensation	808,278	-	-	624	-	-	-	624	-	624
Provision for statutory reserve	-	-	-	-	413	(413)	-	-	-	-
Share-based compensation	-	-	1,359	-	-	-	-	1,359	-	1,359
Foreign currency translation adjustment	-	-	-	-	-	-	(6,414)	(6,414)	(460)	(6,874)
Net loss	-	-	-	-	-	(25,695)	-	(25,695)	(6,131)	(31,826)
Disposal of equity interests of AM Film and AM Lianhe to non-controlling interest	-	-	1,433	-	-	-	-	1,433	1,655	3,088
Profit distribution to non-controlling interest	-	-	-	-	-	-	-	-	(83)	(83)
Capital contribution from non-controlling interests	-	-	6,463	-	-	-	-	6,463	4,778	11,241
Balance as of December 31, 2014	119,942,413	$128	$323,167	$(9,236)	$11,381	$(110,519)	$33,815	$248,736	$20,136	$268,872

The accompanying notes are an integral part of these consolidated financial statements.

AIRMEDIA GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars in thousands)

	For the years ended December 31,
	2012	2013	2014
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(32,241)	$(11,520)	$(31,826)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Allowance for doubtful accounts	1,242	2,439	5,623
Depreciation and amortization	24,033	21,862	14,531
Share-based compensation	3,502	1,251	1,359
Share of (loss)/income on equity method investments	(22)	69	192
Loss on disposal of property and equipment	1,192	964	395
Impairment loss of loan receivable from a third party	-	1,562	-
Gain on sale/maturity of short-term investments	(2,023)	(1,888)	(857)
Impairment of intangible assets	9,583	-	-
Impairment of goodwill	20,611	-	-
Changes in assets and liabilities
Accounts receivable	(8,609)	(9,147)	14,156
Notes receivable	-	(1,874)	(823)
Prepaid concession fees	2,358	(7,830)	(2,454)
Other current assets	(3,147)	(3,945)	(3,476)
Long-term deposits	(7,033)	2,425	(301)
Other non-current assets	-	(651)	(6,072)
Amount due from related parties	(1,148)	1,144	(1,536)
Accounts payable	8,269	12,083	10,558
Accrued expenses and other current liabilities	(1,397)	217	1,718
Deferred revenue	6,586	(2,716)	(3,454)
Amount due to related parties	-	(454)	794
Deferred tax assets (liabilities), net	(1,831)	(3,972)	(1,499)
Income tax payable	305	518	(106)
Other non-current liabilities	-	-	1,264
Net cash provided by (used in) operating activities	20,230	537	(1,814)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(9,287)	(13,096)	(12,363)
Prepaid equipment costs	-	(56,996)	(11,224)
Proceeds from disposal of property and equipment	127	30	28
Net amount received (paid) upon settlement of short-term investment	(42,464)	4,769	25,274
Dividend received from equity method investee	-	686	242
Restricted cash	(1,580)	(2,076)	(4,306)
Capital injection in AM Guangying	(2,223)	(4,112)	(1,629)
Proceeds from equity exchange for Xinghe Union (net of cash acquired of $527)	-	-	527
Disposal of 51% equity interests in AM Jiaming (net of cash disposed of $1,094)	-	-	(1,094)
Loan to a related party	-	-	(1,612)
Loan receivable from a third party	(1,579)	329	-
Net cash used in investing activities	(57,006)	(70,466)	(6,157)
CASH FLOWS FROM FINANCING ACTIVITIES:
Cash paid for treasury stock	(3,421)	(2,846)	-
Proceeds from options exercised	161	21	624
Cash received from short-term loan	-	-	3,000
Capital contribution from non-controlling interests	-	59,438	11,241
Proceeds from disposal of equity interests of AM Lianhe	-	-	1,958
Acquisition of non-controlling interests	-	(1,627)	-
Dividend paid to non-controlling interests	-	(675)	-
Net cash (used in) provided by financing activities	(3,260)	54,311	16,823
Effect of exchange rate changes	936	1,636	(1,067)
Net (decrease)/increase in cash	(39,100)	(13,982)	7,785
Cash and cash equivalents, at beginning of year	112,734	73,634	59,652
Cash and cash equivalents, at end of year	$73,634	$59,652	$67,437
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income tax paid	$4,016	$2,728	$2,066
Interests paid for short-term loan	$-	$-	$75
Fair value of property, equipment and other assets acquired in exchange of advertising services rendered and subsidiary's equity transferred	$1,987	$50,305	$11,083
SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES:
Payable for purchase of property and equipment	$5,679	$3,561	$8,526
Dividend payable to non-controlling interests	$663	$-	$73
Receivable for disposal of equity interests of AM Film and AM Lianhe	$-	$-	$1,118
Receivable for disposal of 51% equity in AM Jiaming	$-	$-	$53

The accompanying notes are an integral part of these consolidated financial statements.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data or otherwise noted)

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

As of December 31, 2014, details of the Company's subsidiaries, VIEs and VIEs' subsidiaries are as follows:

	Date of		Percentage
	incorporation/	Place of	of legal
Name	acquisition	incorporation	ownership

Intermediate Holding Company:
Broad Cosmos Enterprises Ltd.	June 26, 2006	British Virgin Islands ("BVI")	100%

AirMedia International Limited ("AM International")	July 14, 2007	BVI	100%

AirMedia (China) Limited ("AM China")	August 5, 2005	Hong Kong	100%

Excel Lead International Limited ("Excel Lead")	August 1, 2008	BVI	100%

Glorious Star Investment Limited ("Glorious Star")	August 1, 2008	Hong Kong	100%

Subsidiaries:
AirMedia Technology (Beijing) Co., Ltd. ("AM Technology")	September 19, 2005	the PRC	100%

Shenzhen AirMedia Information Technology Co., Ltd. ("Shenzhen AM")	June 6, 2006	the PRC	100%

Xi'an AirMedia Chuangyi Technology Co., Ltd. ("Xi'an AM")	December 31, 2007	the PRC	100%

VIEs:
Beijing Shengshi Lianhe Advertising Co., Ltd. ("Shengshi Lianhe")	August 7, 2005	the PRC	N/A

AirMedia Group Co., Ltd. (Formerly Beijing AirMedia Advertising Co., Ltd.) ("AM Advertising")	November 22, 2005	the PRC	N/A

Beijing AirMedia Jiaming Advertising Co., Ltd. (Formerly Beijing AirMedia UC Advertising Co., Ltd.) ("Jiaming Advertising")	January 1, 2007	the PRC	N/A

Beijing Yuehang Digital Media Advertising Co., Ltd. ("AM Yuehang")	January 16, 2008	the PRC	N/A

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Introduction of the Group - continued

	Date of		Percentage
	incorporation/	Place of	of legal
Name	acquisition	incorporation	ownership

VIEs' subsidiaries:
AirTV United Media & Culture Co., Ltd. ("AirTV United")	October 10, 2006	the PRC	N/A

Beijing AirMedia Film & TV Culture Co., Ltd. ("AM Film")	September 13, 2007	the PRC	N/A

Flying Dragon Media Advertising Co., Ltd. ("Flying Dragon")	August 1, 2008	the PRC	N/A

Wenzhou AirMedia Advertising Co., Ltd. ("AM Wenzhou")	October 17, 2008	the PRC	N/A

Beijing AirMedia Lianhe Advertising Co., Ltd. (Formerly Beijing Weimei Lianhe Advertising Co., Ltd.) ("AM Lianhe")	March 10, 2009	the PRC	N/A

Hainan Jinhui Guangming Media Advertising Co., Ltd. ("Hainan Jinhui")	June 23, 2009	the PRC	N/A

Beijing AirMedia Advertising Co., Ltd. (Formerly Beijing AirMedia Jinshi Advertising Co., Ltd.) ("AM Jinshi")	July 7, 2009	the PRC	N/A

Tianjin AirMedia Jinshi Advertising Co., Ltd. ("TJ Jinshi")	September 8, 2009	the PRC	N/A

AirMedia City (Beijing) Outdoor Advertising Co., Ltd.
("AM Outdoor")	January 1, 2010	the PRC	N/A

Beijing Dongding Gongyi Advertising Co., Ltd. ("Dongding")	February 1, 2010	the PRC	N/A

Beijing GreatView Media Advertising Co., Ltd.
(Formerly Beijing Weimei Shengjing Media
Advertising Co., Ltd.) ("GreatView Media")	April 28, 2011	the PRC	N/A

Beijing AirMedia Jinsheng Advertising Co., Ltd. ("AM Jinsheng")	April 28, 2011	the PRC	N/A

Guangzhou Meizheng Advertising Co., Ltd.
("Guangzhou Meizheng")	May 17, 2013	the PRC	N/A

Beijing AirMedia Tianyi Advertising Co., Ltd. ("AM Tianyi")	September 25, 2013	the PRC	N/A

Beijing Xinghe Union Media Co., Ltd. ("Xinghe Union")	February 28, 2014	the PRC	N/A

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data or otherwise noted)

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

One of the Company's subsidiary, AM China, the 100% shareholder of AM Technology, Shenzhen AM, and Xi'an AM, has been engaged in the advertising business in Hong Kong since September 2008. Since it has operated as an advertising business for more than three years, AM China and its subsidiaries may apply for the required licenses to provide advertising services in China.

The Group conducts substantially all of its activities through VIEs, i.e. Shengshi Lianhe, AM Advertising, Jiaming Advertising and AM Yuehang, and the VIEs' subsidiaries. The VIEs have entered into the following series of agreements with AM Technology:

•	Technology support and service agreement: AM Technology provides exclusive technology support and consulting services to the VIEs and in return, the VIEs are required to pay AM Technology service fees. The VIEs pay to AM Technology annual service fees in the amount that guarantee that the VIEs can achieve, after deducting such service fees payable to AM Technology, a net cost-plus rate of no less than 0.5% in the case of AM Advertising, Shengshi Lianhe and Jiaming Advertising, or 1.0% in the case of AM Yuehang, which final rate should be determined by AM Technology. The "net cost-plus rate" refers to the operating profit as a percentage of total costs and expenses of a certain entity. The technology support and service agreements are effective for ten years and such term is automatically renewed upon its expiry unless either party informs the other party of its intention of no extension at least twenty days prior to the expiration of the agreements.

•	Technology development agreement: VIEs exclusively engaged AM Technology to provide technology development services. AM Technology owns the intellectual property rights developed in the performance of these agreements. The VIEs pay to AM Technology annual service fees in the amount that guarantee that the VIEs can achieve, after deducting such service fees payable to AM Technology, a net cost-plus rate of no less than 0.5% in the case of AM Advertising, Shengshi Lianhe and Jiaming Advertising, which final rate should be determined by AM Technology. The "net cost-plus rate" refers to the operating profit as a percentage of total costs and expenses of a certain entity. The technology development agreements are effective for ten years and such terms is automatically renewed upon its expiry unless either party informs the other party of its intention of no extension at least twenty days prior to the expiration of the agreements.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data or otherwise noted)

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

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data or otherwise noted)

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

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data or otherwise noted)

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

The following financial statement information for AirMedia's VIEs were included in the accompanying consolidated financial statements, presented net of intercompany eliminations, as of and for the years ended December 31:

	As of December 31,
	2013	2014

Total current assets	$208,255	$186,320
Total non-current assets	108,677	128,601
Total assets	316,932	314,921
Total current liabilities	101,027	113,329
Total non-current liabilities	361	1,459
Total liabilities	$101,388	$114,788

	For the years ended December 31,
	2012	2013	2014

Net revenues	$286,641	$271,536	$252,477
Net loss	(31,771)	(13,552)	(27,508)
Net cash (used in) provided by operating activities	(8,587)	8,132	1,532
Net cash used in investing activities	(7,700)	(70,653)	(23,908)
Net cash provided by financing activities	-	58,763	13,199

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Risks in relation to the VIE structure - continued

The VIEs contributed an aggregate of 100%, 99.7% and 100% of the consolidated net revenues for the years ended December 31, 2012, 2013 and 2014, respectively. As of December 31, 2013 and 2014, the VIEs accounted for an aggregate of 78.7% and 79.6%, respectively, of the consolidated total assets, and 91.0% and 90.6%, respectively, of the consolidated total liabilities. The assets not associated with the VIEs primarily consist of cash and cash equivalent, short-term investments and property and equipment.

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

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the financial statements and accompanying notes, including allowance for doubtful accounts, the useful lives of property and equipment and intangible assets, impairment of long-term investments, impairment of goodwill, impairment of long-lived assets, share-based compensation and valuation allowance for deferred tax assets. Actual results could differ from those estimates.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data or otherwise noted)

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

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(f)	Fair value of financial instruments

The Group's financial instruments include cash, restricted cash, accounts receivable, notes receivable, short-term investment, amounts due from related parties, assets held for sale, short-term loan, accounts payable, and amounts due to related parties. The Group did not have any other financial assets and liabilities or nonfinancial assets and liabilities that are measured at fair value on recurring basis as of December 31, 2013 and 2014.

The Group's financial assets and liabilities measured at fair value on a non-recurring basis include assets held for sale based on level 1 the quoted market price in an active market, assets based on level 2 inputs in connection with equity share exchange transaction and acquired assets and liabilities based on level 3 inputs in connection with business combinations.

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

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(j)	Assets held for sale

The Group considers property, plant and equipment to be assets held for sale when all of the following criteria are met: i) a formal commitment to a plan to sell a property was made and exercised; ii) the property is available for sale in its present condition; iii) actions required to complete the sale of the property have been initiated; iv) sale of the property is probable and the Group expects the completed sale will occur within one year; v) the property is actively being marketed for sale at a price that is reasonable given its current market value; and vi) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Upon designation as assets held for sale, the Group records each property at the lower of its carrying value or its estimated fair value, less estimated costs to sell, and the Group ceases depreciation.

(k)	Property and equipment

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

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(l)	Impairment of long-lived assets and intangible assets with definite life

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

(m)	Impairment of goodwill

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

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(n)	Long-term investments

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

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(o)	Acquired intangible assets

Acquired intangible assets with definite lives are carried at cost less accumulated amortization. Customer relationships intangible asset is amortized using the estimated attrition pattern of the acquired customers. Amortization of other definite-lived intangible assets is computed using the straight-line method over the following estimated economic lives:

TV program license	20 years
Audio-vision programming & broadcasting qualification	19.5 years
Customer relationships	3-3.4 years
Contract backlog	1.2-3 years
Concession agreements	3.8-10 years
Non-compete agreements	4.4 years

(p)	Revenue recognition

The Group's revenues are derived from selling advertising time slots on the Group's advertising networks, primarily air travel advertising network. For the years ended December 31, 2012, 2013 and 2014, the advertising revenues were generated from digital frames in airports, digital TV screens in airports, digital TV screens on airlines, traditional media in airports, gas station media network and other media.

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

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(p)	Revenue recognition - continued

Nonmonetary exchanges

The Group occasionally exchanges advertising time slots and locations with other entities for assets or services, such as equipment and other assets. The amount of assets and revenue recognized is based on the fair value of the advertising provided or the fair value of the transferred assets, whichever is more readily determinable. The amounts of revenues recognized for nonmonetary transactions were $1,287, $656 and $1,699 for the years ended December 31, 2012, 2013 and 2014, respectively. No direct costs are attributable to the revenues.

(q)	Value Added Tax ("VAT")

The Company's PRC subsidiaries are subject to value-added tax at a rate of 6% on revenues from advertising services and paid after deducting input VAT on purchases. The net VAT balance between input VAT and output VAT is reflected in the account under input VAT receivable or other taxes payable.

In July 2012, the Ministry of Finance and the State Administration of Taxation jointly issued a circular regarding the pilot collection of VAT in lieu of business tax in certain areas and industries in the PRC, including Beijing, Jiangsu, Anhui, Fujian, Guangdong, Tianjin, Zhejiang, and Hubei between September and December 2012. Also a circular issued in May 2013 provided that such VAT pilot program is rolled out nationwide since August 2013. Since then, certain subsidiaries and VIEs became subject to VAT at the rates of 6% or 3%, on certain service revenues which were previously subject to business tax. For the years ended December 31, 2012, 2013 and 2014, gross revenue is presented net of $8,785, $21,524 and $19,279 of VAT, respectively.

(r)	Business tax and other sale related taxes

The Group's PRC subsidiaries and VIEs are subject to business tax and other sale related taxes at the rate of 8.5% on revenues other than those subject to VAT after deduction of certain costs of revenues permitted by the PRC tax laws.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

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

The Group pays fees to advertising agencies based on certain percentage of revenues made through the advertising agencies upon receipt of payment from advertisers. The agency fees are charged to cost of revenues in the consolidated statements of operations ratably over the period in which the advertising is displayed. Prepaid and accrued agency fees are recorded as current assets and current liabilities according to relative timing of payments made and advertising service provided. From time to time, the Group and certain advertising agencies may renegotiate and mutually agree, as permitted by applicable laws, to reduce existing agency fee liabilities as calculated under the terms of existing contracts. Such reductions in the accrued agency fees are recorded as a reduction in cost of sales in the period the renegotiations are finalized. During the years ended December 31, 2012, 2013 and 2014, reversals in cost of sales as a result of renegotiated agency fees amounted to $6,407, $3,329 and $1,433, respectively.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(u)	Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating lease. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease periods.

(v)	Advertising costs

The Group expenses advertising costs as incurred. Total advertising expenses were $767, $1,039 and $2,309 for the years ended December 31, 2012, 2013 and 2014, respectively, and have been included as part of selling and marketing expenses.

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

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

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

(z)	Comprehensive loss

Comprehensive loss includes net loss and foreign currency translation adjustments and is presented net of tax, the tax effect is nil for the three years ended December 31, 2014 in the consolidated statements of comprehensive loss.

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

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(bb)	Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and accounts receivable. The Group places their cash with financial institutions with high-credit rating and quality in China.

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

Customers accounting for 10% or more of total revenues are:

Customer	For the years ended December 31,
	2012	2013	2014

A	11.2%	6.7%	0.5%

Customers accounting for 10% or more of accounts receivable are:

Customer	As of December 31,
	2013	2014

B	10.4%	7.2%

(cc)	Net loss per share

Basic net loss per share are computed by dividing net loss attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. Diluted net loss reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Potential common shares in the diluted net loss per share computation are excluded in periods of losses from continuing operations, as their effect would be anti-dilutive.

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(dd)	Government subsidies

The Group primarily receives tax refund and development supporting bonus from tax bureau and local government without any condition or restriction. The government subsidies are recorded in other income on the consolidated statements of operations in the period in which the amounts of such subsidies are received. The recognized government subsidies as other income are $210, $1,395 and $817 for the years ended December 31, 2012, 2013 and 2014, respectively.

(ee)	Recent issued accounting standards adopted

In May 2014, the Financial Accounting Standards Board (“FASB”) issued a new pronouncement which affects any entity using U.S. GAAP that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (e.g., insurance contracts or lease contracts). This Accounting Standards Update (“ASU”) will supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance. This ASU also supersedes some cost guidance included in Subtopic 605-35, Revenue Recognition—Construction-Type and Production-Type Contracts. In addition, the existing requirements for the recognition of a gain or loss on the transfer of nonfinancial assets that are not in a contract with a customer (e.g., assets within the scope of Topic 360, Property, Plant, and Equipment, and intangible assets within the scope of Topic 350, Intangibles—Goodwill and Other) are amended to be consistent with the guidance on recognition and measurement (including the constraint on revenue) in this ASU.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

•	Step 1: Identify the contract(s) with a customer.
•	Step 2: Identify the performance obligations in the contract.
•	Step 3: Determine the transaction price.
•	Step 4: Allocate the transaction price to the performance obligations in the contract.
•	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

For a public entity, the amendments in this ASU are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted.

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(ee)	Recent issued accounting standards adopted - continued

An entity should apply the amendments in this ASU using one of the following two methods:

1.	Retrospectively to each prior reporting period presented and the entity may elect any of the following practical expedients:

•	For completed contracts, an entity need not restate contracts that begin and end within the same annual reporting period.
•	For completed contracts that have variable consideration, an entity may use the transaction price at the date the contract was completed rather than estimating variable consideration amounts in the comparative reporting periods.
•	For all reporting periods presented before the date of initial application, an entity need not disclose the amount of the transaction price allocated to remaining performance obligations and an explanation of when the entity expects to recognize that amount as revenue.

2.	Retrospectively with the cumulative effect of initially applying this ASU recognized at the date of initial application. If an entity elects this transition method it also should provide the additional disclosures in reporting periods that include the date of initial application of:

•	The amount by which each financial statement line item is affected in the current reporting period by the application of this ASU as compared to the guidance that was in effect before the change.
•	An explanation of the reasons for significant changes.

The Group is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(ff)	Recent issued accounting standards not yet adopted

In April, 2014, the FASB issued ASU 2014-08, which amends the definition of a discontinued operation in ASC 205-20 and requires entities to provide additional disclosures about discontinued operations as well as disposal transactions that do not meet the discontinued-operations criteria. The new guidance eliminates the second and third criteria of discontinued operation in ASC 205-20-45-1 and instead requires discontinued-operations treatment for disposals of a component or group of components that represents a strategic shift that has or will have a major impact on an entity’s operations or financial results. The ASU also expands the scope of ASC 205-20 to disposals of equity method investments and businesses that, upon initial acquisition, qualify as held for sale.

The ASU also requires entities to reclassify assets and liabilities of a discontinued operation for all comparative periods presented in the statement of financial position.

Regarding the statement of cash flows, an entity must disclose, in all periods presented, either (1) operating and investing cash flows or (2) depreciation and amortization, capital expenditures, and significant operating and investing noncash items related to the discontinued operation.

The ASU is effective prospectively for all disposals (except disposals classified as held for sale before the adoption date) or components initially classified as held for sale in periods beginning on or after December 15, 2014. Early adoption is permitted. The Group does not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(ff)	Recent issued accounting standards not yet adopted - continued

In June 2014, the FASB issued a new pronouncement which requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. A reporting entity should apply existing guidance in Topic 718, Compensation – Stock Compensation, as it relates to awards with performance conditions that affect vesting to account for such awards. The performance target should not be reflected in estimating the grant-date fair value of the award. Compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. If the performance target becomes probable of being achieved before the end of the requisite service period, the remaining unrecognized compensation cost should be recognized prospectively over the remaining requisite service period. The total amount of compensation cost recognized during and after the requisite service period should reflect the number of awards that are expected to vest and should be adjusted to reflect those awards that ultimately vest. The requisite service period ends when the employee can cease rendering service and still be eligible to vest in the award if the performance target is achieved.

The amendments in this ASU are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. The Group does not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

In August, 2014, the FASB issued a new pronouncement which provides guidance on determining when and how reporting entities must disclose going-concern uncertainties in their financial statements. The new standard requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date of issuance of the entity’s financial statements. Further, an entity must provide certain disclosures if there is “substantial doubt about the entity’s ability to continue as a going concern." The new standard is effective for fiscal years ending after December 15, 2016.

The Group does not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data or otherwise noted)

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

Geographic information

The Group primarily operates in the PRC and substantially all of the Group's long-lived assets are located in the PRC.

Revenue by service categories

	For the years ended December 31,
	2012	2013	2014

Revenues:
Air Travel Media Network:
Digital frames in airports	$137,342	$152,346	$138,527
Digital TV screens in airports	13,731	14,110	13,286
Digital TV screens on airplanes	26,612	16,160	16,212
Traditional media in airports	83,478	64,845	56,723
Other revenues in air travel	7,346	9,183	6,395
Gas Station Media Network	14,217	12,726	11,164
Other Media	10,239	7,146	13,564
	$292,965	$276,516	$255,871

4.	SHORT-TERM INVESTMENTS

Short-term investments consist of various fixed-income financial products purchased from Chinese banks and trusts and are classified as held-to-maturity securities and carried at amortized costs. The maturity dates range from 13 days to less than one year, with interest rates ranging from 2.3% to 8.0%. The held-to-maturity securities are subject to penalty for early withdrawal before their maturity. The carrying amount of the held-to-maturity securities of $42,949 and $17,729 as of December 31, 2013 and 2014, respectively, approximated their fair values due to its credit ratings and its short-term nature, all of which have a maturity date within one-year.

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data or otherwise noted)

5.	LONG-TERM INVESTMENTS

(a)	Equity method investments

The Group had the following equity method investments:

	As of December 31,
	2013		2014
Name of company	Percentage	Amount	Percentage	Amount
	%		%
Beijing Eastern Media Corporation, Ltd. ("BEMC") (1)	49	$1,743	49	$1,545
Beijing Shibo Movie Technology Co., Ltd. ("Shibo Movie") (2)	50	455	-	-
Beijing Xinghe Union Media Co., Ltd. ("Xinghe Union") (2)	50	370	90	-
Guangxi Dingyuan Media Ltd. ("Guangxi Dingyuan") (3)	40	718	40	753
Zhejiang AirMedia Guangying Film Production Co., Ltd. ("AM Guangying") (4)	48	1,652	38	3,219
Beijing Yunxing Chuangrong Investment Fund Management Co., Ltd. ("Yunxing Chuangrong") (5)	50	2,478	50	2,340
Beijing AirMedia Jiaming Film & TV Culture Co., Ltd. ("AM Jiaming") (6)	-	-	49	-
Qingdao Airport AirMedia Advertising Co., Ltd. ("Qingdao AM") (7)	-	-	49	790
Beijing AirMedia Jiacheng Advertising Co., Ltd. ("Jiacheng Advertising") (8)	-	-	30	-
		$7,416		$8,647

(1)	In March 2008, the Group entered into a definitive agreement with China Eastern Media Corporation, Ltd., a subsidiary of China Eastern Group and China Eastern Airlines Corporation Limited operating the media resources of China Eastern Group, to establish a joint venture, BEMC. BEMC was incorporated on March 18, 2008 in the PRC with China Eastern Media Corporation and the Group holding 51% and 49% equity interest, respectively. BEMC obtained concession rights of certain media resources from China Eastern Group, including the digital TV screens on airplanes of China Eastern Airlines, and paid concession fees to its shareholders as consideration. The total paid-in capital of BEMC was $2,119, which was contributed by both parties proportionately. In September 2013 and December 2014, BEMC distributed dividend of $1,401 and $495, respectively, in which $686 and $242, respectively were distributed and paid to the Group.

The investment was accounted for using the equity method of accounting as the Group has the ability to exercise significant influence to the operation of BEMC.

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data or otherwise noted)

5.	LONG-TERM INVESTMENTS - continued

(a)	Equity method investments - continued

(2)	On February 15, 2012 and March 13, 2012, the Group and Beijing N-S Digital TV Co., Ltd. ("N-S Digital TV") established two joint ventures, Shibo Movie and Xinghe Union, respectively. The registered capital of Shibo Movie and Xinghe Union was $1,558 each. The Group and N-S Digital TV each contributed $794, representing 50% of the equity interest in each Shibo Movie and Xinghe Union. Shibo Movie is engaged in movie technology development and consulting services, and Xinghe Union is engaged in movie and TV series investment and publishing, advertisement design and production. These joint ventures were established pursuant to a framework agreement entered into with Beijing Super TV Co., Ltd. ("Super TV") in June 2011 and the supplemental agreement entered into with Super TV and N-S Digital TV in January 2012.

In September 2013, the Group entered into an equity swap agreement with N-S Digital TV under which the Group exchanged its 50% equity interests in Shibo Movie for the 50% equity interests in Xinghe Union. Pursuant to the agreement, the equity transaction is considered as completed substantially on February 28, 2014. The Group derecognized the equity method investments in both Xinghe Union and Shibo Movie with an investment loss of $164 recognized in the transaction.

As a result, Xinghe Union became a subsidiary and was consolidated in the Group after the transaction date.

(3)	In April 2012, The Group entered into an agreement with Asiaray Advertising Media Ltd. ("Asiaray") and Guangxi Civil Aviation Development Co., Ltd. ("Guangxi Civil Aviation") to establish a joint venture, Guangxi Dingyuan. Guangxi Dingyuan was incorporated on April 18, 2012 with total contributed capital of $1,605, of which 20%, 40% and 40% of that amount was contributed by Guangxi Civil Aviation, Asiaray and the Group, respectively. Guangxi Dingyuan exclusively operates various media resources in four airports in China's Guangxi province.

The investment was accounted for using the equity method of accounting as the Group has the ability to exercise significant influence to the operation of Guangxi Dingyuan.

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data or otherwise noted)

5.	LONG-TERM INVESTMENTS - continued

(a)	Equity method investments – continued

(4)

In December 2013, the Group entered into an agreement with Zhejiang Tianguang Diying Production Co., Ltd. to establish a joint venture, AM Guangying. AM Guangying was incorporated on December 25, 2013 with total contributed capital of $1,871, of which 52% and 48% of that amount was contributed by Zhejiang Tianguang Diying Production Co., Ltd. and the Group, respectively. In March 2014, the Group participated a capital call at $1,629 without any change of its equity interest. As a result, the total contributed capital by the Group was $2,520 as of December 31, 2014. AM Guangying is mainly engaged in film production.

The investment was accounted for using the equity method of accounting as the Group has the ability to exercise significant influence to the operation of AM Guangying.

(5)

In December 2013, the Group entered into an agreement with Hainan Airlines Culture Co., Ltd. ("Hainan Airlines") to establish a joint venture, Yunxing Chuangrong. Yunxing Chuangrong was registered on December 17, 2013 with total contributed capital of $4,956. The Group and Hainan Airlines each contributed $2,478, representing 50% of the equity interest. Yunxing Chuangrong is established for its operation in the in-flight internet business.

The investment was accounted for using the equity method of accounting as the Group has the ability to exercise significant influence to the operation of Yunxing Chuangrong.

(6)	In June 2014, the Group sold 51% equity interests in AM Jiaming to an individual with consideration of $53. The disposal gain of $19 was recognized in the year ended December 31, 2014. AM Jiaming was changed from a wholly-owned subsidiary to a 49% equity method investee of the Group.

The investment was accounted for using the equity method of accounting as the Group has the ability to exercise significant influence to the operation of AM Jiaming. After sharing the Company's share of loss, the carrying value of the long-term investment in AM Jiaming was decreased to nil as of December 31, 2014.

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data or otherwise noted)

5.	LONG-TERM INVESTMENTS - continued

(a)	Equity method investments - continued

(7)	In December 2014, the Group entered into an agreement with Qingdao International Airport Group Co., Ltd. ("Qingdao Airport") to establish a joint venture, Qingdao AM. Qingdao AM was registered on December 25, 2014 with total committed capital contribution of $1,607. The Group and Qingdao Airport each committed to contribute $788 and $819, respectively, representing 49% and 51% of the equity interest of Qingdao AM. The Group paid the whole capital injection of $788 to Qingdao AM in January 2015. Qingdao AM exclusively operates various media resources in Qingdao International Airport.

The investment was accounted for using the equity method of accounting as the Group has the ability to exercise significant influence to the operation of Qingdao AM.

(8)

In December 2014, the Group entered into an agreement with Beijing East Culture Media Co., Ltd. ("East Jiacheng") to establish a joint venture, Jiacheng Advertising. Jiacheng Advertising was registered on December 12, 2014 with total committed capital contribution of $4,849. The Group and East Jiacheng each committed to contribute $1,455 and $3,394, respectively, representing 30% and 70% of the equity interest of Jiaming Advertising. As of December 31, 2014, the Group did not pay any capital into Jiacheng Advertising. The capital contribution shall be paid within 50 years which is permitted under current PRC laws. Jiacheng Advertising mainly operates digital TV media resources.

The investment was accounted for using the equity method of accounting as the Group has the ability to exercise the significant influence to the operation of Jiacheng Advertising.

(b)	Cost method investment

In June 2010, the Group invested $367 for 20% of equity interest in Zhangshangtong Air Service (Beijing) Co., Ltd. ("Zhangshangtong"), a company established in the PRC that is mainly engaged in air tickets agency services.

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data or otherwise noted)

6.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consists of the following:

	As of December 31,
	2013	2014

Billed receivable	$64,031	$44,528
Unbilled receivable	50,719	52,857
Accounts receivable, gross	114,750	97,385
Less: Allowance for doubtful accounts	(7,221)	(12,392)
Accounts receivable, net	$107,529	$84,993

Unbilled receivable represents amounts earned under the advertising contracts in progress but not billable at the respective balance sheet dates. These amounts become billable according to the contract term. The Group anticipates that the majority of such unbilled amounts will be billed and collected within twelve months of the balance sheet date.

Movement of allowance for doubtful accounts is as follows:

	Balance at				Balance at
	beginning	Charge to		Exchange	end of the
	of the year	expenses	Write off	adjustment	year

2012	$3,288	1,242	34	45	$4,609
2013	$4,609	2,439	-	173	$7,221
2014	$7,221	5,623	(247)	(205)	$12,392

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data or otherwise noted)

7.	OTHER CURRENT ASSETS

Other current assets consist of the following:

	As of December 31,
	2013	2014

Input VAT receivable	$12,800	$16,692
Prepaid selling and marketing fees(i)	-	2,625
Advances to employees	428	1,235
Short-term deposits	449	1,142
Prepaid agency fees	538	579
Prepaid income tax	684	473
Prepaid individual income tax	-	451
Other assets from nonmonetary transactions	182	467
Receivables from ADS depositary	-	463
Interest receivable	422	267
Investment in films and TV Series(ii)	3,634	-
Other prepaid expenses	1,300	1,226
	$20,437	$25,620

(i)	Prepaid selling and marketing fees represents the prepayments for promotion of the Group's digital frame media in airports.

(ii)	Investment in films and TV Series represents the amount invested in films and TV Series produced by other companies, which are expected to receive investment returns within one year. Please see Note 9 for details.

8.	ASSETS HELD FOR SALE

On January 13, 2015, the Group entered into an agreement with Beijing Tianyi Culture Development Co., Ltd., a third party, to sell 81% equity interest in AM Jinsheng as well as related property, plant and equipment for a consideration of $1,227, which operates the Group's TV-attached digital frames business (Note 28). As part of the transaction, the property, plant and equipment at net carrying value of $1,087 will be transferred, which has been classified as assets held for sale as of December 31, 2014. No impairment was recorded for the assets held for sale.

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data or otherwise noted)

9.	OTHER NON-CURRENT ASSETS

The Group invests in films and TV Series, which are produced by other third parties, and shares profit of the invested films and TV Series based on its investment as a percentage of the total investment for a film or TV Series.

Amounts related to the investments in films and TV Series that are expected to receive investment returns within one year after year end are recorded as other current assets (Note 7), otherwise are recorded as other non-current assets. The investments of $661 and $6,128 were recorded as other non-current assets for the years ended December 31, 2013 and 2014, respectively.

The Group also entered into agreements with other investors to invest together on certain film or TV Series, which are produced by third parties, and share the profit of the invested films and TV Series proportionally based on their investments. The Group received the investment from other investors, and recorded it as other non-current liabilities amounted to $1,257 as of December 31, 2014 due to the long-term of expected investment returns.

10.	LONG-TERM DEPOSITS

Long term deposits consist of the following:

	As of December 31,
	2013	2014

Concession fee deposits	$19,780	$19,544
Office rental deposits	717	756
	$20,497	$20,300

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

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data or otherwise noted)

11.	ACQUIRED INTANGIBLE ASSETS, NET

Acquired intangible assets, net, consist of the following:

	As of December 31,
	2013				2014
	Gross			Net	Gross			Net
	carrying	Accumulated	Accumulated	carrying	carrying	Accumulated	Accumulated	carrying
	amount	amortization	impairment	amount	amount	amortization	impairment	amount
TV program license	$6,372	$(1,903)	$(4,469)	$-	$6,217	$(1,857)	$(4,360)	$-
Audio-vision programming and broadcasting qualification	229	(39)	(190)	-	224	(38)	(186)	-
Customer relationships	1,553	(1,490)	(63)	-	1,516	(1,454)	(62)	-
Contract backlog	2,035	(2,003)	(32)	-	1,986	(1,955)	(31)	-
Concession agreements	17,337	(10,633)	(5,258)	1,446	11,932	(6,625)	(4,500)	807
Non-compete agreements	194	(184)	(10)	-	190	(180)	(10)	-
	$27,720	$(16,252)	$(10,022)	$1,446	$22,065	$(12,109)	$(9,149)	$807

The Group incurred impairment losses of $9,583, nil and nil on definite-lived intangible assets for the years ended December 31, 2012, 2013 and 2014, respectively. As the actual and expected sales and profits were below previously forecasted figures for fire station, air travel and outdoor advertising media, the carrying amounts of the definite-lived intangible assets exceeded the estimated future discounted cash flows associated with such assets. Accordingly, the amount of impairment expense recognized is equal to this excess.

The amortization expenses for the years ended December 31, 2012, 2013 and 2014 were $2,635, $836 and $606, respectively. During fiscal years 2015, 2016, 2017, 2018 and thereafter, the Group expects to record amortization expenses for definite-lived intangible assets of $274, $273, $130 and $130, respectively.

12.	GOODWILL

The Group has four reporting units: the advertising media in air travel areas, the advertising media in gas station, the outdoor advertising media and the fire station advertising media. Applying discounted cash flows for its 2012 annual impairment test, the estimated fair value of the fire station reporting unit was below the carrying amount of its net assets. The fair value of the air travel areas and outdoor advertising media reporting unit, as estimated using the income approach applying a discounted cash flows for its 2012 annual impairment test, was below the carrying amount of its net assets, and as such, the Group impaired all goodwill related to air travel areas reporting unit and outdoor media advertising media reporting unit and recorded an impairment loss of $20,611, nil and nil for the years ended December 31, 2012, 2013 and 2014, respectively.

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data or otherwise noted)

13.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consist of the following:

	As of December 31,
	2013	2014

Digital display network equipment	$90,053	$79,348
Gas station display network equipment	10,686	23,261
Software	10,656	10,952
Property	4,368	6,194
Computer and office equipment	2,999	3,627
Vehicle	1,406	1,465
Leasehold improvement	1,365	1,317
Furniture and fixture	882	883
	122,415	127,047
Less: accumulated depreciation	(86,331)	(76,718)
	$36,084	$50,329

Depreciation expenses recorded for the years ended December 31, 2012, 2013 and 2014 were $21,398, $21,026 and $13,925, respectively.

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data or otherwise noted)

14.	PREPAID EQUIPMENT COST

On May 12, 2013, the Group entered into an agreement with Elec-Tech International Co., Ltd. ("Elec-Tech") to exchange the equity interests of GreatView Media, one of the VIE's subsidiaries, with LED screens from Elec-Tech, pursuant to which Elec-Tech would invest $104,000 in total (equivalent to RMB640 million) to purchase approximately 21.27% of the equity interest of GreatView Media, in exchange, GreatView Media undertook to exclusively use the equal amounts of such injections to purchase LED screens from Elec-Tech or its subsidiaries. The Group considered this transaction a nonmonetary transaction. The Group measured the fair value of equity interests surrendered based on the fair value of LED screens received, which is more clearly determinable. The details of fair value measurement are disclosed in Note 20. The Group would not recognize any gain or loss from this transaction.

As of December 31, 2013 and 2014, Elec-Tech had injected total $57,217 and $68,458 into GreatView Media, of which $56,113 and $67,015 were recorded as additional paid-in capital, respectively. The Group has purchased 1,000 and 1,200 sets of LED screens in total from Elec-Tech, amounting to $49,415 and $58,182 for its gas station media business as of December 31, 2013 and 2014, respectively. As of December 31, 2014, the Group has installed and accepted 263 sets of LED screens amounting to $12,680.

15.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the follows:

	As of December 31,
	2013	2014

Accrued payroll and welfare	$4,469	$3,693
Other tax payable	2,942	3,013
Accrued staff disbursement	1,103	1,812
Deposit payable	1,203	1,228
Other liabilities	666	673
Accrued professional fees	388	583
Accrued selling and marketing fees	-	423
Dividends payable to non-controlling interests holder	-	73
Deferred income from ADS depositary	112	-
	$10,883	$11,498

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data or otherwise noted)

16.	SHORT-TERM LOAN

In January 2014, the Group entered into a short-term loan agreement with Bank of Ping'An for a loan of $1,800 from January 8, 2014 to January 7, 2015 with an annual interest rate of 2.89%.

In March 2014, the Group entered into a short-term loan agreement with Bank of Ping'An for another loan of $1,200 from March 31, 2014 to March 30, 2015 with an annual interest rate of 2.86%.

The interest expenses for the loans were $77 for the year ended December 31, 2014. As of March 31, 2015, both of the loans and interest expense were fully repaid.

17.	INCOME TAXES

AirMedia is a tax-exempted company incorporated in the Cayman Islands.

Broad Cosmos and Excel Lead are tax-exempted company incorporated in the British Virgin Islands.

AM China and Glorious Star did not have any assessable profits arising in or derived from Hong Kong for the years ended December 31, 2012, 2013 and 2014, and accordingly no provision for Hong Kong Profits Tax was made in these years.

The Group's subsidiaries in the PRC are all subject to PRC Enterprise Income Tax ("EIT") on the taxable income in accordance with the relevant PRC income tax laws and regulations. The EIT rate for the Group's operating in PRC was 25% with the following exceptions.

AM Technology qualified for the High and New -Tech Enterprise ("HNTE") status that would allow for a reduced 15% tax rate under EIT Law since year 2006. AM Technology was subject to an EIT rate of 15% in 2012, 2013 and 2014, and is expected to be subject to an EIT rate of 15% as long as it maintains its status as a HNTE.

Shenzhen AM is subject to EIT on the taxable income at the gradual rate, which is 24% in 2011, and 25% in 2012 and thereafter, according to transitional rules of the New EIT Law. Since Shenzhen AM is also qualified as a "manufacturing foreign-invested enterprise" incorporated prior to the effectiveness of the New EIT Law, it is further entitled to the EIT rates of 12.5% for the year 2012. For the year 2013 and thereafter, it is subject to an EIT rate of 25%.

Xi'an AM qualified as a "Software Enterprise" in August 2008 by Technology Information Bureau of Shaanxi province, and therefore is entitled to a two-year exemption from the EIT commencing from its first profitable year and a 50% deduction of 25% EIT rate for the succeeding three years, with approved by the relevant tax authorities. As Xi'an AM first made profit in 2009, it was exempted from EIT in 2009 and 2010, and enjoys the preferential income tax rate of 12.5% from 2011 to 2013. In 2014, Xi'an AM qualified as HNTE and entitled to an EIT rate of 15% for the year 2014, and is expected to be subject to an EIT rate of 15% as long as it maintains its status as a HNTE.

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data or otherwise noted)

17.	INCOME TAXES - continued

Income tax (expenses) /benefits are as follows:

	For the years ended December 31,
	2012	2013	2014

Income tax (expenses)/benefits:
Current	$(4,324)	$(2,250)	$(1,921)
Deferred	1,831	3,963	1,491
Total	$(2,493)	$1,713	$(430)

The principal components of the Group's deferred income tax assets and liabilities are as follows:

	As of December 31,
	2013	2014
Deferred tax assets:
Current
Allowance for doubtful accounts	$2,003	$3,375
Accrued payroll	1,046	870
Employee education fee excess	24	-
Valuation allowance	(297)	(2,660)
Deferred tax assets - current	2,776	1,585
Non-current
Depreciation of property and equipment	622	517
Amortization of intangible assets and concession fees	5,476	4,870
Net operating loss carry forwards	13,231	17,825
Valuation allowance	(7,575)	(9,280)
Deferred tax assets - non-current	11,754	13,932
Total deferred tax assets	14,530	15,517
Deferred tax liabilities:
Non-current
Acquired intangible assets	361	202
Total deferred tax liabilities	$361	$202

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data or otherwise noted)

17.	INCOME TAXES - continued

The valuation allowance provided as of December 31, 2014 relates to the deferred tax assets generated by AM advertising, AM Technology, Shenzhen AM, Xi'an AM, Shengshi Lianhe, Jiaming Advertising, AM Yuehang, AM Film, AM Jinshi, AM Lianhe, AM Wenzhou, TJ Jinshi, Dongding, AM Outdoor, GreatView Media, AM Jinsheng, Guangzhou Meizheng and AM Tianyi, and was recognized based on the Group's estimates of the future taxable income of these entities, because the Group believes that either it is more likely than not that the deferred tax assets for these entities will not be realized as it does not expect to generate sufficient taxable income in future, or the amount involved is not significant. The Group's subsidiaries in the PRC had total net operating loss carry forwards of $75,647 as of December 31, 2014. The net operating loss carry forwards for the PRC subsidiaries will expire on various dates through year 2019.

Reconciliation between the provision for income taxes computed by applying the PRC EIT rate of 25% to income before income taxes and the actual provision of income taxes is as follows:

	For the years ended December 31,
	2012	2013	2014
Net loss before provision for income taxes	$(29,770)	$(13,164)	$(31,204)
PRC statutory tax rate	25%	25%	25%
Income tax at statutory tax rate	(7,443)	(3,291)	(7,801)
Expenses not deductible for tax purposes:
Entertainment expenses exceeded the tax limit	315	321	299
Goodwill impairment	5,153	-	-
Tax effect of tax losses not recognized	2,791	346	10
Tax effect of deductible temporary difference not recognized	1,425	1,972	1,831
Changes in valuation allowance	(471)	(571)	4,068
Effect of preferential tax rates granted to PRC entities	(675)	(1,079)	1,209
Effect of income tax rate difference in other jurisdictions	1,398	589	814
Income tax expenses/ (benefits)	$2,493	$(1,713)	$430
Effective tax rates	(8.4)%	13.0%	(1.4)%

If the Group's subsidiaries, VIEs and VIEs' subsidiaries in the PRC were not in a tax holiday period in the years ended December 31, 2012, 2013 and 2014, the impact to net loss per share amounts would be as follows:

	For the years ended December 31,
	2012	2013	2014

Increase/(decrease) in income tax expenses	$675	$1,079	$(1,209)
Increase/(decrease) in net loss per ordinary share-basic	0.01	0.01	(0.01)
Increase/(decrease) in net loss per ordinary share-diluted	0.01	0.01	(0.01)

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data or otherwise noted)

17.	INCOME TAXES - continued

The Group did not identify significant unrecognized tax benefits for the years ended December 31, 2012, 2013 and 2014. The Group did not incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2012, 2013 and 2014.

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

Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial report over tax basis, including those differences attributable to a more than 50% interest in a subsidiary. However, the Company's subsidiaries located in the PRC had been in loss position and had accumulated deficit as of December 31, 2012, 2013 and 2014, and the tax basis for the investment was greater than the carrying value of this investment. A deferred tax asset should be recognized for this temporary difference only if it is apparent that the temporary difference will reverse in the foreseeable future. Absent of evidence of a reversal in the foreseeable future, no deferred tax asset for such temporary difference was recorded.

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

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data or otherwise noted)

18.	NET LOSS PER SHARE

The calculation of the net loss per share is as follows:

	For the years ended December 31,
	2012	2013	2014
Net loss attributable to AirMedia Group Inc.'s ordinary shareholders (numerator)	$(32,728)	$(10,626)	$(25,695)
Shares (denominator):
Weighted average ordinary shares outstanding used
in computing net loss per ordinary share - basic	124,269,245	120,386,635	119,304,773
Weighted average ordinary shares outstanding used
in computing net loss per ordinary share - diluted (i)	124,269,245	120,386,635	119,304,773
Net loss per ordinary share-basic	$(0.26)	$(0.09)	$(0.22)
Net loss per ordinary share-diluted	(0.26)	(0.09)	(0.22)

(i)	The effect of options was excluded from the computation of diluted loss per share for the years ended December 31, 2012, 2013 and 2014, respectively, as the effect would be anti-dilutive.

19.	SHARE BASED PAYMENTS

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

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data or otherwise noted)

19.	SHARE BASED PAYMENTS- continued

2007 Share incentive plan - continued

On April 15, 2014, the Board of Directors approved to extend the expiration dates of the options granted on November 29, 2007 and July 10, 2009 from April 28, 2014 to April 28, 2016. Modified awards are viewed as an exchange of the original award for a new award. The fair value of the stock options, which was $0.21 and $0.21 per share, respectively, as of the modification dates, was estimated using the Black-Scholes model. The incremental compensation cost of the modified award were $4 and $4, respectively, which were recognized as share-based compensation expenses for the year ended December 31, 2014.

On May 31, 2014, the former CFO resigned and the Board of Directors approved the amendment of his share option agreement. On the date of resignation, 575,440 unvested options were cancelled and the expiration date of 1,282,098 vested options was modified from September 3, 2017 to May 31, 2016. The fair value of the stock options, which was $0.43 per share as of the modification date, was estimated using the Black-Scholes model. The incremental compensation cost of the modified award was $201, which was recognized as share-based compensation expenses for the year ended December 31, 2014.

On June 9, 2014, the Board of Directors approved to extend the expiration date of the options granted on July 10, 2009 from July 11, 2014 to July 11, 2016. Modified awards are viewed as an exchange of the original award for a new award. The fair value were $0.22 and $0.12 per share for the stock options whose exercise price were $1.15 and $1.57 per share, respectively, as of the modification date, was estimated using the Black-Scholes model. The incremental compensation costs of the modified award were $686 and $5, respectively, which were recognized as share-based compensation expenses for the year ended December 31, 2014.

On June 9, 2014, Board of Directors of the Group approved to extend the expiration date of the options granted on November 1, 2012 from November 11, 2014 to November 11, 2016. Modified award is viewed as an exchange of the original award for a new award. The fair value of the stock options, which was $0.25 per share as of the modification date, was estimated using the Black-Scholes model. The incremental compensation cost of the modified award was $4, which was recognized as share-based compensation expenses for the year ended December 31, 2014.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data or otherwise noted)

19.	SHARE BASED PAYMENTS - continued

2011 Share incentive plan

On March 18, 2011, the Board of Directors adopted 2011 Share Incentive Plan (the "2011 Option Plan"), which allows the Group to grant options to its employees and directors to purchase up to 2,000,000 ordinary shares of the Company subject to vesting requirement.

On March 22, 2011, the Board of Directors granted options to Group's employees to purchase an aggregate of 2,180,000 ordinary shares of the Company under 2007 Option Plan and 2011 Option Plan, at an exercise price of $2.3 per share. The contractual term of the options was 5 or 10 years. One twelfth of these options will vest each quarter through March 22, 2014. Subsequently on June 7, 2011, the Board of Directors approved to modify the exercise price of these stock options to $1.57 per share. The fair value of these options at the modification date was estimated to be $0.75 per option. The incremental share based compensation costs of the re-priced options was $314 to be recognized over the remaining service period through March 22, 2014.

On August 23, 2011, the Board of Directors approved the adjustment of the exercise price of certain stock options that were granted on July 2, 2007, July 20, 2007, November 29, 2007, July 10, 2009 and March 22, 2011, which were subsequently modified from $1.57 per share to $1.15 per share. The fair value of the options on the modification date was $0.21, $0.22, $0.26, $0.39 and $0.53 per share, respectively, calculated using the Black-Scholes model. The incremental compensation cost of the re-priced options was $1,259, of which $950 was recognized on the modification date, and the remainder to be recognized over the remaining service period.

In September 2012, the former CFO of the Group resigned. Of the 600,000 options granted to her on March 22, 2011, 300,000 were vested through her date of resignation. In conjunction with her resignation, she signed a supplementary agreement with the Group that granted her 100,000 immediately exercisable options and 200,000 options that would vest through September 22, 2013. During the vesting period, she would provide consulting service as a consultant. For the 100,000 immediately exercisable options, a measurement date was reached upon grant and the Group immediately recognized $35 share-based compensation expenses. For the 200,000 options that vested through September 22, 2013, the Group recognized expense based on the fair value of the options as of each reporting date through the measurement date. For the years ended December 31, 2012, 2013 and 2014, the Group recognized $19, $59 and nil share-based compensation expense for these options, respectively.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data or otherwise noted)

19.	SHARE BASED PAYMENTS - continued

2012 Share incentive plan

On November 30, 2012, the Board of Directors adopted 2012 Share Incentive Plan (the "2012 Option Plan"), which allows the Group to grant options to its employees and directors to purchase up to 6,000,000 ordinary shares of the Company subject to vesting requirement.

On November 1 and November 30, 2012, the Group granted 20,000 options to a consultant under the 2007 Option Plan and 60,000 options under the 2012 Option Plan to purchase the Company's ordinary shares at an exercise price of $1.11 per share. 20,000 share options were vested immediately and one-third of the 60,000 share options vested on February 1, May 1 and August 1, 2013, respectively.

On June 1 and August 1, 2014, the Group granted 2,376,620 options and 140,000 options to its employees under the 2012 Option Plan to purchase the Company’s ordinary shares at an exercise price of $1.025 and $1.045 per share, respectively. One twelfth of these options will vest each quarter through June 1, 2017 and August 1, 2017, respectively. The expiration date will be 5 years from the grant dates.

On October 13, 2014, an employee terminated his employment with the Group but continued to provide service as a nonemployee consultant, 50,000 options granted to him on August 1, 2014 were not modified in connection with the change in status, but future service is still necessary to earn the award. The compensation cost was measured as if the options were newly granted at the date of the change of status. The incremental share-based compensation expense for the year ended December 31, 2014 was not material.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data or otherwise noted)

19.	SHARE BASED PAYMENTS - continued

The following summary of stock option activities under the 2007, 2011 and 2012 Share Incentive Plans as of December 31, 2014, reflective of all modifications is presented below:

	Outstanding Options
		Weighted average	Weighted average	Weighted average	Aggregate
	Number of	exercise price	grant-date	remaining	intrinsic
	options	per option	fair value	contractual terms	value

Outstanding at January 1, 2014	14,655,530	$1.14	$1.27
Granted	2,516,620	1.03	0.49
Exercised	(808,278)	0.78	0.48
Forfeited	(1,510,108)	1.12	0.95
Outstanding at December 31, 2014	14,853,764	$1.15	$1.18	2.69	2,337
Options vested and expected to vest as of December 31, 2014	14,647,462	$1.15	$1.19	2.67	2,285
Options exercisable as of December 31, 2014	12,744,914	$1.17	$1.29	2.41	1,802

The total intrinsic value of options exercised during the years ended December 31, 2012, 2013 and 2014 were $66, $3 and $442, respectively. The total fair value of options vested during the years ended December 31, 2012, 2013 and 2014 were $3,503, $1,476 and $357, respectively.

The Group recorded share-based compensation of $3,502, $1,251 and $1,359 for the years ended December 31, 2012, 2013 and 2014, respectively. There was $908 of total unrecognized compensation expense related to unvested share options granted as of December 31, 2014. The expense is expected to be recognized over a weighted-average period of 2.43 years on a straight-line basis.

The fair value of each option granted was estimated on the date of grant/modification using the Black-Scholes option pricing model with the following assumptions used for grants during the applicable period.

For the years ended December 31,
	2012	2013	2014

Risk-free interest rate of return	0.12%-0.34%	0.12%-1.10%	0.10% - 1.07%
Expected term	0.07-3.19 years	0.33-4.42 years	1.00 - 3.32 years
Volatility	67.57%-94.43%	64.75%-94.43%	63.10% - 67.06%
Dividend yield	-	-	-

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data or otherwise noted)

19.	SHARE BASED PAYMENTS - continued

(1)	Volatility

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

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data or otherwise noted)

20.	FAIR VALUE MEASUREMENT

Measured on recurring basis

The Group measured its financial assets and liabilities, including cash, restricted cash, accounts receivable, short-term investment, amounts due from related parties, short-term loans, accounts payable, and amounts due to related parties on a recurring basis as of December 31, 2013 and 2014.

Cash, restricted cash and short-term investment are classified within Level 1 of the fair value hierarchy because they are valued based on the quoted market price in an active market. The carrying amounts of accounts receivable, amounts due from related parties, accounts payable and amounts due to related parties approximate their fair values due to their short-term maturity.

Measured on non-recurring basis

The Group measured the intangible assets at fair value on a nonrecurring basis as results of the impairment loss of $9,583 was recognized in 2012 as set forth in Note 11. The fair value was determined using models with significant unobservable inputs (Level 3 inputs), primarily the management projection on the discounted future cash flow and the discount rate.

The Group measured the goodwill at fair value on a nonrecurring basis when it is annually evaluated or whenever events or changes in circumstances indicate that carrying amount of a reporting unit exceeds its fair value as a result of the impairment assessments (Note 12). The fair value was determined using models with significant unobservable inputs (Level 3 inputs), primarily the management projection on the discounted future cash flow and the discount rate. An impairment loss of $20,611 was recognized for the year ended December 31, 2012.

The Group measured the assets held for sale at fair value on a nonrecurring basis based on level 1 the quoted market price in an active market. No impairment was recorded for year ended December 31, 2014.

The Group measured the prepaid equipment cost exchanged with Elec-tech at fair value on a nonrecurring basis as result of the unit price of each LED screen of $58 as set forth in Note 14. For the years ended December 31, 2013 and 2014, the Group evaluated the fair value of the LED screens when the exchange transaction incurred. The fair value was determined using market approach (sales comparison method) with quoted price for similar assets in active market (Level 2 inputs).

21.	SHARE REPURCHASE PLAN

On March 21, 2011, the Board of Directors authorized the Company to repurchase up to $20 million of its own outstanding ADSs within two years from March 21, 2011. On September 26, 2012, the Board of Directors approved to increase the amount of the share repurchase program to $40 million of its own outstanding ADS and to extend the termination date of the share repurchase program to March 20, 2014.

Up to December 31, 2014, the Company had repurchased an aggregate of 6,532,429 ADSs from the open market for a total consideration of $17.4 million, of which 2,190,685 ADSs had been cancelled and 4,341,744 ADSs were recorded as treasury stock.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data or otherwise noted)

22.	MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labour regulations require the Group to accrue for these benefits based on certain percentages of the employees' income. The total contribution for such employee benefits were $3,425, $4,412 and $5,145 for the years ended December 31, 2012, 2013 and 2014, respectively.

23.	STATUTORY RESERVES

As stipulated by the relevant law and regulations in the PRC, the Group's subsidiaries, VIEs and VIEs' subsidiaries in the PRC are required to maintain non-distributable statutory surplus reserve. Appropriations to the statutory surplus reserve are required to be made at not less than 10% of profit after taxes as reported in the subsidiaries' statutory financial statements prepared under the PRC GAAP. Once appropriated, these amounts are not available for future distribution to owners or shareholders. Once the general reserve is accumulated to 50% of the subsidiaries' registered capital, the subsidiaries can choose not to provide more reserves. The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production and increase in registered capital of the subsidiaries. The Group allocated $824 and $413 to statutory reserves during the years ended December 31, 2013 and 2014, respectively. The statutory reserves cannot be transferred to the Company in the form of loans or advances and are not distributable as cash dividends except in the event of liquidation.

24.	RESTRICTED NET ASSETS

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

As of December 31, 2014, the balance of restricted net assets was $357,674, of which $158,704 was attributed to the paid-in-capital and statutory reserves of the VIEs and VIEs' subsidiaries, and $198,970 was attributed to the paid in capital and statutory reserves of WFOE, respectively. Under applicable PRC laws, loans from PRC companies to their offshore affiliated entities require governmental approval, and advances by PRC companies to their offshore affiliated entities must be supported by bona fide business transactions.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data or otherwise noted)

25.	COMMITMENTS

(a)	Operating leases

The Group has entered into operating lease agreements principally for its office spaces in the PRC. These leases expire through 2018 and are renewable upon negotiation. Rental expenses under operating leases for the years ended December 31, 2012, 2013 and 2014 were $2,668, $3,312 and $3,985, respectively.

Future minimum rental lease payments under non-cancellable operating leases agreements were as follows:

Year

2015	$2,357
2016	50
2017	10
2018	6
$2,423

(b)	Concession fees

The Group has entered into concession right agreements with vendors, such as airports, airlines and a petroleum company. The contract terms of such concession rights are usually three to five years. The concession rights expire through 2029 and are renewable upon negotiation. Concession fees charged into statements of operations for the years ended December 31, 2012, 2013 and 2014 were $177,996, $180,990 and $175,696, respectively.

Future minimum concession fee payments under non-cancellable concession right agreements were as follows:

Year

2015	$166,761
2016	77,640
2017	52,093
2018	33,843
2019	21,654
2020 and thereafter	34,228
$386,219

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data or otherwise noted)

25.	COMMITMENTS - continued

(c)	Capital commitments

The Group has entered into purchase agreements with vendors for media equipment in airports and gas stations and a property. The minimum purchase payments under non-cancellable purchase agreements were $42,455 and $275 for the years ending December 31, 2015 and 2016 and thereafter.

(d)	Other commitments

In December 2014, the Group has entered into an agreement with East Jiacheng to commit to contribute capital of $1,455 into Jiacheng Advertising, a joint venture invested by the Group and East Jiacheng. As of December 31, 2014, the Group had not paid any capital yet, which shall pay within 50 years which is permitted under the current PRC laws.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data or otherwise noted)

26.	CONTINGENT LIABILITIES

(a)	Outdoor advertisement registration certificate

On May 22, 2006, the State Administration for Industry and Commerce, or the SAIC, a governmental authority in the PRC, amended the Provisions on the Registration Administration of Outdoor Advertisements, or the new outdoor advertisement provisions. Pursuant to the amended outdoor advertisement provisions, advertisements placed inside or outside of the "departure halls" of airports are treated as outdoor advertisements and must be registered in accordance with the local SAIC by "advertising distributors". To ensure that the Group's airport operations comply with the applicable PRC laws and regulations, the Group is in the process of making inquiries with the local SAICs in the cities in which the Group has operations or intends to operate with respect to the application for an advertising registration certificate. However, the local SAICs with whom the Group consulted have expressed different views on whether the advertisements shown on the Group's digital TV screens should be regarded as outdoor advertisements and how to register those advertisements. As of the date of these consolidated financial statements, the Group has registered and received outdoor advertising licenses for our advertisements in Beijing Capital International Airport, Shanghai Pudong International Airport, Shanghai Hongqiao Airport, and Shenyang Taoxian International Airport, and Changchun Longjia International Airport, and registrations have been approved by the SAIC offices in four other cities and provinces where the Group has operations for advertisements in the airports of those regions. Some local SAICs need more time to consider the implementation of the new outdoor advertising provisions and some SAICs do not require the Group to register. The Group intends to register with the relevant SAICs if the Group is required to do so, but the Group cannot assure that the Group will obtain the registration certificate in compliance with the new outdoor advertisement provisions due to the uncertainty in the implementation and enforcement of the regulations promulgated by the SAIC. If the requisite registration is not obtained, the relevant local SAICs may require the Group to forfeit advertising income earned, impose administrative fines of up to $5. They may also require the Group to discontinue advertisements at airports where the requisite advertising registration is not obtained, which may result in a breach of one or more of the Group's agreements with the Group's advertising clients and materially and adversely affect the Group's business and results of operations. As of December 31, 2014, the Group did not record a provision for this matter as management believes the possibility of adverse outcome of the matter is remote and any liability it may incur would not have a material adverse effect on its consolidated financial statements. However, it is not possible for the Group to predict the ultimate outcome and the possible range of the potential impact of failure to obtain such disclosed registrations and approvals primarily due to the lack of relevant data and information in the market in this industry in the past.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data or otherwise noted)

26.	CONTINGENT LIABILITIES - continued

(b)	Approval for non-advertising content

A majority of the digital frames and digital TV screens in the Group's network include programs that consist of both advertising content and non-advertising content. On December 6, 2007, the State Administration of Radio, Film or Television, or the SARFT, a governmental authority in the PRC, issued the Circular regarding Strengthening the Management of Public Audio-Video in Automobiles, Buildings and Other Public Areas, or the SARFT Circular. According to the SARFT Circular, displaying audio-video programs such as television news, films and television shows, sports, technology and entertainment through public audio-video systems located in automobiles, buildings, airports, bus or train stations, shops, banks and hospitals and other outdoor public systems must be approved by the SARFT. The Group intends to obtain the requisite approval of the SARFT for the Group's non-advertising content, but the Group cannot assure that the Group will obtain such approval in compliance with this new SARFT Circular, or at all. In January 2014, the Group entered into a strategic alliance with China Radio International Oriental Network (Beijing) Co., Ltd ("CRION"), which manages the internet TV business of China International Broadcasting Network, to operate the CIBN-AirMedia channel for broadcast network TV programs to air travelers in China. According to the terms of the cooperation arrangement with CRION, during the cooperation period from March 28, 2014 to March 27, 2024, CRION shall obtain and, from time to time, be responsible for obtaining any approval, license and consent regarding the regulation of broadcasting and television from relevant authorities.

There is no assurance that CRION will be able to obtain or maintain the requisite approval or the Group will be able to renew the contract with CRION when they expire. If the requisite approval is not obtained, the Group will be required to eliminate non-advertising content from the programs included in the Group's digital frames and digital TV screens and advertisers may find the Group's network less attractive and be unwilling to purchase advertising time slots on the Group's network. As of December 31, 2014, the Group did not record a provision for this matter as management believes the possibility of adverse outcome of the matter is remote and any liability it may incur would not have a material adverse effect on its consolidated financial statements. However, it is not possible for the Group to predict the ultimate outcome and the possible range of the potential impact of failure to obtain such disclosed registrations and approvals primarily due to the lack of relevant data and information in the market in this industry in the past.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data or otherwise noted)

27.	RELATED PARTY TRANSACTIONS

(a)	Details of outstanding balances with the Group's related parties as of December 31, 2013 and 2014 were as follows:

Amount due from related parties:

Name of related parties	Relationship	As of December 31,
		2013	2014

BEMC (1)	Equity method investment of the Group	$187	$157

Jiacheng Advertising (2)	Equity method investment of the Group	-	19

Guangxi Dingyuan (3)	Equity method investment of the Group	-	401

AM Jiaming (4)	Equity method investment of the Group	-	1,627

Dingsheng Ruizhi (Beijing) Investment Consulting Co., Ltd. ("Dingsheng Ruizhi") (5)	Invested by management members of the Group	-	322

Beijing Dayun Culture Communication Co., Ltd. ("Dayun Culture") (5)	Invested by management members of the Group	-	796
		$187	$3,322

(1)	The amounts due from BEMC represents the uncollected advertising revenues earned from BEMC as of December 31, 2013 and 2014, respectively.

(2)	The amounts due from Jiacheng Advertising represents the amount of digital TV on airplanes concession fee receivable as of December 31, 2014.

(3)	The amounts due from Guangxi Dingyuan represents the amount of a deposit on concession fee receivable from Guangxi Dingyuan as of December 31, 2014.

(4)	The amounts due from AM Jiaming includes a short-term loan to AM Jiaming amounted to $1,612 and related interest receivable of $15 as of December 31, 2014.

(5)	The amounts due from Dingsheng Ruizhi and Dayun Culture represent the unreceived consideration of $322 and $796 for selling the 20% and 20% of equity interests in AM Film and AM Lianhe, respectively, as of December 31, 2014.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data or otherwise noted)

27.	RELATED PARTY TRANSACTIONS - continued

(b)	Details of outstanding balances with the Group's related parties as of December 31, 2013 and 2014 were as follows:

Amount due to a related party:

Name of related parties	Relationship	As of December 31,
		2013	2014
Qingdao AM	Equity method investment of the Group	$-	$790
		$-	$790

The amount due to Qingdao AM represents the capital contribution commitment of $790 to Qingdao AM as of December 31, 2014, which was paid in January 2015.

(c)	Details of related party transactions occurred for the years ended December 31, 2012, 2013 and 2014 were as follows:

Revenues earned from:

		For the years ended December 31
Name of related parties	Relationship	2012	2013	2014

BEMC	Equity method investment of the Group	$1,852	$681	$-
Jiacheng Advertising	Equity method investment of the Group	-	-	20
		$1,852	$681	$20

Concession cost purchased from:

		For the years ended December 31
Name of related parties	Relationship	2012	2013	2014

Guangxi Dingyuan	Equity method investment of the Group	$-	$-	$233
		$-	$-	$233

Loan to a related party:

		For the years ended December 31
Name of related parties	Relationship	2012	2013	2014

AM Jiaming(i)	Equity method investment of the Group	$-	$-	$1,612
		$-	$-	$1,612

(i)	In May 2014 and June 2014, the Group provide two loans to AM Jiaming, with amount of $806 and $806, respectively, at an annual interest rate equal to the bank lending rate over the same period, i.e. 6% for 2014. The loans will be due five days after the issuance of a written notice from the Group. No prepayment was received from AM Jiaming as of December 31, 2014.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data or otherwise noted)

27.	RELATED PARTY TRANSACTIONS - continued

(c)	Details of related party transactions occurred for the years ended December 31, 2012, 2013 and 2014 were as follows - continued:

Equity transaction with related parties:

		For the years ended December 31
Name of related parties	Relationship	2012	2013	2014

Dingsheng Ruizhi(ii)	Invested by management members of the Group	$-	$-	$322
Dayun Cluture(iii)	Invested by management members of the Group	-	-	2,766
		$-	$-	$3,088

(ii)

In June 2014, the Group sold 20% equity interests in AM Film, a wholly-owned subsidiary, to Dingsheng Ruizhi with consideration of $322. After the transaction, the Group held 80% equity interests and remained the control over AM Film.

(iii)

In August 2014, the Group sold 20% equity interests in AM Lianhe , a wholly-owned subsidiary, to Dayun Culture, with consideration of $2,766. After the transaction, the Group held 80% equity interests and remained the control over AM Lianhe.

28.	SUBSEQUENT EVENTS

(a)	Disposal of TV-attached digital frames product line

On January 13, 2015, the Group entered into an agreement with Beijing Tianyi Culture Development Co. Ltd., a third party, to sell 81% equity interests in AM Jinsheng as well as related property, plants and equipment for a cash consideration of $1,227. After the disposal, the Group held 19% equity interests in AM Jinsheng. In relation to the agreement, as of December 31, 2014, the Group classified the relevant property, plants and equipment expected to be transferred as assets held for sale (Note 8). The loss on the transaction has not been material.

(b)	Acquisition of Guangzhou Xinyu Advertising Co., Ltd.

On February 2, 2015, Guangzhou Meizheng acquired 100% equity interests of Guangzhou Xinyu Advertising Co., Ltd. (“Guangzhou Xinyu”) at a total cash consideration of $2,418 for its concession rights on Beijing railway D-prefaced bullet trains. The Group was still in the process of evaluating the fair value of the assets acquired.

(c)	Disposal of 5% equity interest of AM Advertising

On April 7, 2015, the Group entered into an agreement with Shenzhen Liantronics Co., Ltd., a third party, to sell 5% equity interest in AM Advertising, which was one of the VIEs of the Group, for a cash consideration of $24,186.

(d)	Investment in Qingdao Jinshi Zhixin Investment Center (Limited Partnership)

On February 2, 2015, the Group entered into an agreement with Qingdao Jinshi Zhixin Investment Center (Limited Partnership) (“Jinshi Zhixin”) to invest $8,066 in Jinshi Zhixin, as a limited partner. Jinshi Zhixin is engaged in investment activities in various industries.

AIRMEDIA GROUP INC.

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS

(In U.S. dollars in thousands, except share related data or otherwise noted)

	As of December 31,
	2013	2014
Assets
Current assets
Cash and cash equivalents	$14	$2,029
Amount due from subsidiaries	181,245	178,347
Other current assets	335	556

Total current assets	181,594	180,932

Non-current assets
Investment in subsidiaries	93,416	71,023

TOTAL ASSETS	275,010	251,955

Liabilities
Current liabilities
Amount due to subsidiaries	3,652	3,135
Accrued expenses and other current liabilities	392	84

Total liabilities	4,044	3,219

Equity
Ordinary Shares ($0.001 par value; 900,000,000 shares authorized in 2013 and 2014; 127,662,057 shares and 127,662,057 shares issued as of December 31, 2013 and 2014, respectively; 119,134,135 shares and 119,942,413 shares outstanding as of December 31, 2013 and 2014, respectively)	128	128
Additional paid in capital	313,912	323,167
Treasury stock (8,527,922 and 7,719,644 shares as of December 31, 2013 and 2014, respectively)	(9,860)	(9,236)
Accumulated deficits	(73,443)	(99,138)
Accumulated other comprehensive income	40,229	33,815

Total equity	270,966	248,736

TOTAL LIABILITIES AND EQUITY	$275,010	$251,955

AIRMEDIA GROUP INC.

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF OPERATIONS

(In U.S. dollars in thousands)

	For the years ended December 31,
	2012	2013	2014
Operating expenses
Selling and marketing	$(859)	$-	$(144)
General and administrative	(3,282)	(2,239)	(1,676)

Total operating expenses	(4,141)	(2,239)	(1,820)

Investment loss in subsidiaries	(28,587)	(8,387)	(23,875)

Net loss attributable to holders of ordinary shares	$(32,728)	$(10,626)	$(25,695)

AIRMEDIA GROUP INC.

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(In U.S. dollars in thousands)

	For the years ended December 31,
	2012	2013	2014

Net loss	$(32,728)	$(10,626)	$(25,695)
Other comprehensive income, net of tax:
Change in cumulative foreign currency translation adjustment	2,214	7,281	(6,414)
Comprehensive income loss attributable to Parent Company	$(30,514)	$(3,345)	$(32,109)

AIRMEDIA GROUP INC.

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CHANGES IN EQUITY

(In U.S. dollars in thousands, except share related data or otherwise noted)

						Accumulated
						other
	Ordinary shares		Additional	Treasury	Accumulated	comprehensive	Total
	Shares	Amount	paid in capital	stock	deficits	income	equity

Balance as of January 1, 2012	125,247,597	$128	$275,150	$(3,775)	$(30,089)	$30,734	$272,148
Ordinary shares issued for share based compensation	137,166	-	-	161	-	-	161
Share repurchase as treasury stock	(3,272,278)	-	-	(3,421)	-	-	(3,421)
Share-based compensation	-	-	3,502	-	-	-	3,502
Foreign currency translation adjustment	-	-	-	-	-	2,214	2,214
Net loss	-	-	-	-	(32,728)	-	(32,728)

Balance as of December 31, 2012	122,112,485	$128	$278,652	$(7,035)	$(62,817)	$32,948	$241,876

Ordinary shares issued for share based compensation	18,400	-	-	21	-	-	21
Share repurchase as treasury stock	(2,996,750)	-	-	(2,846)	-	-	(2,846)
Share-based compensation	-	-	1,251	-	-	-	1,251
Foreign currency translation adjustment	-	-	-	-	-	7,281	7,281
Capital contribution from non-controlling interests	-	-	39,825	-	-	-	39,825
Acquisition of non-controlling interests	-	-	(5,816)	-	-	-	(5,816)
Net loss	-	-	-	-	(10,626)	-	(10,626)

Balance as of December 31, 2013	119,134,135	$128	$313,912	$(9,860)	$(73,443)	$40,229	$270,966

Ordinary shares issued for share based compensation	808,278	-	-	624	-	-	624
Share-based compensation	-	-	1,359	-	-	-	1,359
Foreign currency translation adjustment	-	-	-	-	-	(6,414)	(6,414)
Capital contribution from non-controlling interests	-	-	6,463	-	-	-	6,463
Disposal of equity interests of AM Film and AM Lianhe	-	-	1,433	-	-	-	1,433
Net loss	-	-	-	-	(25,695)	-	(25,695)

Balance as of December 31, 2014	119,942,413	$128	$323,167	$(9,236)	$(99,138)	$33,815	$248,736

AIRMEDIA GROUP INC.

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CASH FLOWS

(In U.S. dollars in thousands)

	For the years ended December 31,
	2012	2013	2014
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(32,728)	$(10,626)	$(25,695)
Investment loss in subsidiaries	28,587	8,387	23,875
Share-based compensation	3,502	1,251	1,359

CHANGES IN WORKING CAPITAL ACCOUNTS
Other current assets	(597)	444	(221)
Accounts payable	(40)	-	-
Accrued expenses and other current liabilities	(421)	(3)	(308)
Amount due to subsidiaries	265	3,231	(517)
Amount due from subsidiaries	2,497	(41)	2,898

Net cash provided by operating activities	1,065	2,643	1,391

CASH FLOWS FROM FINANCING ACTIVITIES
Cash paid for treasury stock	(3,421)	(2,846)	-
Proceeds from exercises of stock options	161	21	624

Net cash (used in) provided by financing activities	(3,260)	(2,825)	624

Net (decrease)/increase in cash	(2,195)	(182)	2,015
Cash, at beginning of year	2,391	196	14

Cash, at end of year	$196	$14	$2,029

AIRMEDIA GROUP INC.

NOTES TO ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

FINANCIAL INFORMATION OF PARENT COMPANY

(In U.S. dollars in thousands)

Notes:

1.	basis for preparation

The condensed financial information of the parent company, AirMedia Group Inc., only has been prepared using the same accounting policies as set out in the Group's consolidated financial statements except that the parent company has used equity method to account for its investment in its subsidiaries, AM Technology, Shenzhen AM, Xi'an AM and Glorious Star, and its VIEs, Shengshi Lianhe, AM Advertising, Jiaming Advertising and AM Yuehang, and VIEs' subsidiaries, AirTV United, AM Film, Flying Dragon, AM Wenzhou, AM Lianhe, Hainan Jinhui, AM Jinshi, TJ Jinshi, Dongding, AM Outdoor, GreatView Media, AM Jinsheng, GZ Meizheng, AM Tianyi and Xinghe Union.

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

