Form 20-F
period 2015-12-31
AIRMEDIA GROUP INC.
filed 2016-05-16
CIK 1413745

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

Richard Peidong Wu
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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2015, 124,395,645 ordinary shares, par value US$0.001 per share, were outstanding.

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

AIRMEDIA GROUP INC.

Annual Report on Form 20-F

i

INTRODUCTION

Except as otherwise indicated by the context, in this annual report:

·	"ADS" refers to our American depositary shares, each of which represents two ordinary shares;

·	"China" or "PRC" refers to the People's Republic of China, excluding, for the purpose of this annual report only, Hong Kong, Macau and Taiwan;

·	"ordinary shares" refers to our ordinary shares, par value US$0.001 per share;

·	"RMB" or "Renminbi" refers to the legal currency of China;

·	"U.S. dollars", "$", "US$" or "dollars" refers to the legal currency of the United States;

·	"VIEs" means our variable interest entities; and

·	"we", "us", "our", the "Company" or "AirMedia" refers to the combined business of AirMedia Group Inc., its consolidated subsidiaries, its VIEs and VIEs' subsidiaries.

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

Our financial statements are expressed in U.S. dollars, which is our reporting currency. Certain Renminbi figures in this annual report are translated into U.S. dollars solely for the reader's convenience. Unless otherwise noted, all convenience translations from Renminbi to U.S. dollars in this annual report were made at a rate of RMB6.4778 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2015. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rate stated above, or at all.

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

You can identify these forward-looking statements by words or phrases such as "may", "will", "expect", "anticipate", "aim", "estimate", "intend", "plan", "believe", "likely to" or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include but are not limited to:

·	our growth strategies;

·	our future business development, results of operations and financial condition, including the prospect of our new Wi-Fi business;

·	our plans to expand our travel advertising network, including the expansion of our network to travel Wi-Fi platforms;

·	competition in the advertising industry and in particular, the travel advertising industry in China;

·	the expected growth in consumer spending, average income levels and advertising spending levels;

·	the growth of the air, train and long-haul bus travel sectors in China; and

·	PRC governmental policies relating to the advertising industry.

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

Selected Consolidated Financial Data

The following table represents our selected consolidated financial information. The selected consolidated statements of operations data for the years ended December 31, 2013, 2014 and 2015 and the consolidated balance sheet data as of December 31, 2014 and 2015 have been derived from our audited consolidated financial statements, which are included in this annual report. The selected consolidated statements of operations data for the years ended December 31, 2011 and 2012 and the selected consolidated balance sheet data as of December 31, 2011, 2012 and 2013, except for the impact of retrospective adjustments for the deconsolidation of our media business in airports (excluding digital TV screens in airports and TV-attached digital frames) and all billboard and LED media business outside of airports (excluding gas station media network and digital TV screens on airplanes), all of which have been classified as discontinued operations, have been derived from our financial statements for the relevant periods, which are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

These selected consolidated financial data below should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and related notes included elsewhere in this annual report and "Item 5. Operating and Financial Review and Prospects" below. Our historical results do not necessarily indicate results expected for any future periods.

	Years Ended December 31,
	2011	2012	2013	2014	2015
	(In thousands of U.S. Dollars, except share, per share and per ADS data)
Consolidated Statements of Operations Data:
Revenues:
Air Travel Media Network	$98,904	$88,564	$80,002	$59,200	$38,917
Gas Station Media Network	12,872	14,217	12,726	11,164	9,840
Other Media	2	2	36	5,583	2,109
Total revenues	111,778	102,783	92,764	75,947	50,866
Business tax and other sales tax	(2,557)	(2,212)	(1,511)	(1,254)	(633)
Net revenues	109,221	100,571	91,253	74,693	50,233
Cost of revenues	105,165	101,044	97,741	96,608	89,577
Gross profit/(loss)	4,056	(473)	(6,488)	(21,915)	(39,344)
Operating expenses:
Selling and marketing (including share-based compensation of $1,290, $730, nil, $144 and nil in 2011, 2012, 2013, 2014 and 2015, respectively)	9,783	9,110	9,202	12,916	9,611
General and administrative (including share-based compensation of $2,440, $1,907, $943, $1,137 and $567 in 2011, 2012, 2013, 2014 and 2015, respectively)	20,017	13,978	15,104	20,620	27,102
Impairment of goodwill	1,003	12,819	-	-	-
Impairment of intangible assets	656	5,059	-	-	-
Total operating expenses	31,459	40,966	24,306	33,536	36,713
Loss from operations	(27,403)	(41,439)	(30,794)	(55,451)	(76,057)
Interest (expense) income	(230)	(250)	(224)	1,058	472
Other income, net	336	505	695	979	1,383
Loss before income taxes	(27,297)	(41,184)	(30,323)	(53,414)	(74,202)
Income tax expenses/ (benefits)	(455)	2,685	(537)	(1,512)	6,421
Loss from continuing operations before (loss) income on equity method investments	(26,842)	(43,869)	(29,786)	(51,902)	(80,623)
(loss)income on equity method investments	(244)	(22)	(69)	(212)	2,352
Net loss from continuing operations	(27,086)	(43,891)	(29,855)	(52,114)	(78,271)
Net income from discontinued operations, net of tax	14,406	11,650	18,335	20,288	221,183
Net (loss) income	(12,680)	(32,241)	(11,520)	(31,826)	142,912
Less: Net (loss)/ income attributable to noncontrolling interests	(3,084)	487	(894)	(6,131)	(6,735)
-Continuing operations	(3,084)	487	(894)	(6,808)	(7,620)
-Discontinued operations	-	-	-	677	885
Net (loss) income attributable to AirMedia Group Inc.'s shareholders	(9,596)	(32,728)	(10,626)	(25,695)	149,647
-Continuing operations	(24,002)	(44,378)	(28,961)	(45,306)	(70,651)
-Discontinued operations	14,406	11,650	18,335	19,611	220,298
Weighted average shares outstanding used in computing net (loss) income per ordinary share
-basic
Continuing operations	129,537,955	124,269,245	120,386,635	119,304,773	121,740,194
Discontinued operations	129,537,955	124,269,245	120,386,635	119,304,773	121,740,194
-diluted
Continuing operations	129,537,955	124,269,245	120,386,635	119,304,773	121,740,194
Discontinued operations	131,876,085	124,275,255	120,391,294	119,924,927	129,372,158
Net (loss) income attributable to AirMedia Group Inc.'s shareholders per ordinary share—basic
Continuing operations	$(0.19)	$(0.36)	$(0.24)	$(0.38)	$(0.58)
Discontinued operations	0.11	0.09	0.15	0.16	1.81
Net (loss) income attributable to AirMedia Group Inc.'s shareholders per ordinary share—diluted
Continuing operations	$(0.19)	$(0.36)	$(0.24)	$(0.38)	$(0.58)
Discontinued operations	0.11	0.09	0.15	0.16	1.70
Net (loss) income attributable to AirMedia Group Inc.'s shareholders per ADS—basic(1)
Continuing operations	$(0.37)	$(0.71)	$(0.48)	$(0.76)	$(1.16)
Discontinued operations	0.22	0.19	0.30	0.33	3.62
Net (loss) income attributable to AirMedia Group Inc.'s shareholders per ADS—diluted(1)
Continuing operations	$(0.37)	$(0.71)	$(0.48)	$(0.76)	$(1.16)
Discontinued operations	0.22	0.19	0.30	0.33	3.41

(1)	Each ADS represents two ordinary shares.

The following table presents a summary of our consolidated balance sheet data as of December 31, 2011, 2012, 2013, 2014 and 2015:

	As of December 31,
	2011	2012	2013	2014	2015
	(In thousands of U.S. Dollars)
Balance Sheet Data:
Cash	$89,094	$61,020	$38,846	$60,117	$86,960
Total assets	361,468	343,867	402,791	395,597	531,601
Total liabilities	91,410	104,432	111,448	126,725	133,968
Total AirMedia Group Inc.'s shareholders' equity	272,148	241,876	270,966	248,736	386,568
Noncontrolling interests	(2,090)	(2,441)	20,377	20,136	11,065
Total equity	$270,058	$239,435	$291,343	$268,872	$397,633

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We have incurred net losses in recent years and in spite of our efforts to transition into our new business, we may continue to incur loss in the future. In 2015, we divested most of our air travel advertising business. In our efforts to launch and operate our new Wi-Fi business, we have incurred, and expect to continue to incur, substantial expenses in the form of acquisition of concession rights, initial system development and installation investments and ongoing system operation and maintenance costs. In the event of any significant technology development, we may need to incur further system development expenses. We pay concession fees to the railway administrative bureaus for our operation of on-train Wi-Fi business and purchase bandwidth from mobile data service providers and incur system maintenance costs for both our on-train and on-bus Wi-Fi business. We also pay concession fees for our business of digital TV screens on airplanes and our gas station platform. Those fees constitute a significant part of our cost of revenues and most of our concession fees are fixed under the concession rights contracts with an escalation clause. These fees payments are usually due in advance. However, our revenues may fluctuate significantly from period to period for various reasons. For instance, when new concession rights contracts are signed for a period, additional concession fees are incurred immediately, but it may take some time for us to achieve revenues from these concession rights contracts because it takes time to find advertisers for the time slots and locations made available under these new contracts. Similarly, we need to purchase the bandwidth before we sell our Wi-Fi services to users and we need to maintain our system regardless of the level of revenue. If we are not able to attract enough advertisers and customers, or at all, our revenue will decrease and we may continue to incur losses given most of our costs and expenses are fixed.

We have a limited operating history, which may make it difficult for you to evaluate our business and prospects.

We began our business operations in August 2005 but started our gas station business only in 2013 and started to explore the Wi-Fi business in as recently as 2015. Our limited operating history may not provide a meaningful basis for you to evaluate our business, financial performance and prospects. It is also difficult to evaluate the viability of our new business model because we do not have sufficient experience to address the risks that we may encounter as we explore Wi-Fi platform as a new form of advertising media and enter the new and evolving travel Wi-Fi advertising market. Certain members of our senior management team, especially those who joined us only recently due to our new Wi-Fi business, have worked together for only a relatively short period of time and it may be difficult for you to evaluate their effectiveness, on an individual or collective basis, and their ability to address future challenges to our business. Because of our limited operating history, we may not be able to:

·	manage our relationships with relevant parties to retain existing concession rights and obtain new concession rights on commercially advantageous terms or at all;

·	retain existing and acquire new advertisers and third party content providers;

·	secure a sufficient number of low-cost hardware for our business from our suppliers;

·	manage our operations;

·	successfully launch new business and operate our existing business;

·	respond to competitive market conditions;

·	respond to changes in the PRC regulatory regime;

·	maintain adequate control of our costs and expenses; or

·	attract, train, motivate and retain qualified personnel.

If advertisers or the viewing public do not accept, or lose interest in, our air travel advertising network, we may be unable to generate sufficient cash flow from our operating activities and our business and results of operations could be materially and adversely affected.

Our success in our air travel advertising business depends on the acceptance of our advertising network by advertisers and their interest in it as a part of their advertising strategies. In this annual report, the term "advertisers" refer to the ultimate brand-owners whose brands and products are being publicized by our advertisements, including both advertisers that purchase advertisements directly from us and advertisers that do so through third-party advertising agencies. Our advertisers may elect not to use our services if they believe that consumers are not receptive to our media network or that our network is not a sufficiently effective advertising medium. If consumers find our network to be disruptive or intrusive, airplane companies may refuse to allow us to place our programs on airplanes, and our advertisers may reduce spending on our network.

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

If we do not succeed in launching our new Wi-Fi business, our future results of operations and growth prospects may be materially and adversely affected.

Our current strategy mainly includes launching our new Wi-Fi business. We began to explore the new Wi-Fi business in 2015 and are still in the investment and development stage. We have obtained several concession rights from railway administration bureaus and long-haul bus operators in China to install and operate our Wi-Fi systems. We have installed and will continue to install the system hardware on trains and busses in accordance with our concession rights. However, we have not yet tested any monetization models and although we expect to generate advertising fee revenues from our Wi-Fi platform, there is no assurance that our intended advertising customers will find our Wi-Fi advertising platform attractive or that the intended users will find our Wi-Fi services attractive. Advertisers may not find our Wi-Fi services an effective or efficient way of reaching their target audience. Potential new developments in mobile network technologies may make our on-train and on-bus Wi-Fi services less attractive to the passengers. Furthermore, our Wi-Fi business might be regarded as value-added telecommunication service. To provide this type of services, we are required to obtain the relevant telecommunication license from the communication authorities. As a result, we cannot assure you that we will be able to obtain the necessary license soon, if at all, to provide Wi-Fi service. We may also face unexpected new risks as we continue to launch this new business. As a result, we cannot assure you that we will be able to generate enough, or any, revenue from this new business. If we fail to do so, our considerable amounts of fixed concession fees, combined with our lost investment on system development, will materially and adversely affect our business and financial results.

In our new business, we may face new competition. If we cannot successfully address the foregoing new challenges and compete effectively, we may not be able to develop a sufficiently large advertiser base, recover costs incurred for developing and marketing our new business, and eventually achieve profitability from these businesses, and, consequently, our future results of operations and growth prospects may be materially and adversely affected.

We may be adversely affected by a significant or prolonged economic downturn in the level of consumer spending in the industries and markets served by our customers.

Our business depends on demand for our advertising services from our customers, which is affected by the level of business activity and economic condition of our customers and is in turn affected by the level of consumer spending in the markets our customers serve. Therefore, our businesses and earnings are affected by general business and economic conditions in China as well as abroad.

Advertising revenues from advertisers in the automobile industry accounted for 12.8%, 21.8% and 13.8% of our revenues from continuing operations in 2013, 2014 and 2015, respectively. Any significant or prolonged slowdown or decline of this industry or the economy of China, countries with close economic ties with China or the overall global economy will affect consumers' disposable income and consumer spending in these industries, and lead to a decrease in demand for our services. Furthermore, the campaign launched by the Chinese government to curb waste by officials may also lead to decrease in demand for products of our key customers and in turn adversely affect demand for our services.

We derive a significant portion of our revenues from the provision of air travel advertising services. A contraction in the air travel advertising industry in China may materially and adversely affect our business and results of operations.

A significant part of our revenues from continuing operations in 2015 were generated from the provision of air travel advertising services through the display of advertisements on digital TV screens on airplanes. We expect digital TV screens on airplanes to contribute substantially all of our air travel network revenue and a majority of all our revenue in the foreseeable future. If we cannot substantially increase our revenues from our gas station advertising business and cannot successfully generate revenues from our Wi-Fi business, this situation will continue into the foreseeable future. A contraction in air travel advertising industry in China could therefore have a material adverse effect on our business and results of operations.

If we are unable to carry out our operations as specified in existing concession rights contracts, retain or renew existing concession rights contracts or to obtain new concession rights contracts on commercially advantageous terms, we may be unable to maintain or expand our network coverage and our costs may increase significantly in the future.

Our ability to carry out almost all of our business depends on the availability of the necessary concession rights. However, we cannot assure you that we will be able to carry out our operations as specified in our concession rights contracts, and any failure to perform may affect the availability of our concession rights and materially and negatively affect our business.

We may also be unable to retain or renew concession rights contracts when they expire. Most of our concession rights contracts have no automatic renewal provisions. We cannot assure you that we will be able to renew any or all of our concession contracts when they expire. In particular, failure to renew our Wi-Fi concession right contracts will render it hard or impossible for us to recoup our investment in related system development and installation. We enter into on-train Wi-Fi concession rights contracts with railway administrative bureaus, which are governmental agencies, and their renewal decisions may be influenced by their supervising authorities and the changes in policies or regulations in relevant areas. We enter into long-haul bus Wi-Fi concession rights contracts with private companies operating those buses and those companies are price sensitive and may choose not to renew our concession rights but instead enter into contracts with other players who can offer more competitive pricing. Furthermore, even if we manage to renew a concession right contract, the terms of the new contract may not be commercially favorable to us. The concession fees that we incur under our concession rights contracts comprise a significant portion of our cost of revenues, which may further increase upon renewals. If we cannot pass increased concession costs onto our customers, our earnings and our results of operations could be materially and adversely affected. In addition, many of our concession rights contracts contain provisions granting us certain exclusive concession rights. We cannot assure you that we will be able to retain these exclusivity provisions when we renew these contracts. If we were to lose exclusivity, our advertisers may decide to advertise with our competitors or otherwise reduce their spending on our network and we may lose market share.

We cannot assure you that our concession rights contracts will not be unilaterally terminated during their terms, whether with or without justification. In addition, many of our concession rights contracts were entered into with the advertising companies operated by or advertising agencies hired by airline companies, and not with the airline companies directly. Although these advertising companies and agents have generally represented to us in writing that they have the rights to operate advertising media on airplanes and all of them have performed their contractual obligations, we cannot assure you that airline companies will not challenge or revoke the contractual concession rights granted to us by their advertising companies or agents; if such challenges or revocations occur, our revenues and results of operations could be materially and adversely affected.

If we fail to properly perform our existing concession rights contracts, retain existing concession rights contracts or obtain new concession rights contracts on commercially advantageous terms, we may be unable to maintain or expand our network coverage and our costs may increase significantly in the future.

A significant portion of our revenues has been derived from a limited number of airline companies in China. If any of these airline companies experiences a material business or flight disruption or if there are changes in our arrangements with these airline companies, we may incur substantial losses of revenues.

We derived a significant portion of our revenues from continuing operations in 2015 from six airline companies in China. As of the date of this annual report, we have two concession rights contracts to place our programs on China Southern Airline and China Eastern Airline, respectively, which in the aggregate contributed more than a majority of our revenue from digital TV screens on airplanes in 2015. We also pay AirMedia Group Co., Ltd., AM Advertising, to use its concession rights to place our programs on three other network airlines. A material business or flight disruption of any of those airline companies could negatively affect our advertising media on airplanes operated by those companies.

We expect our advertising platform with these abovementioned airline companies to continue to contribute a significant portion of our revenues in the foreseeable future. If any such companies experiences a material business or flight disruption, we would likely lose a substantial amount of revenues.

We depend on third-party program producers to provide the non-advertising content that we include in our programs. Failure to obtain high-quality content on commercially reasonable terms could materially reduce the attractiveness of our network, harm our reputation and materially and adversely affect our business and results of operations.

The programs on the majority of our digital TV screens include both advertising and non-advertising content. Third-party content providers such as Travel Channel, Jiangsu TV, Enlight Media, and Youku Tudou and various other television stations and television production companies have contracts with us to provide the majority of the non-advertising content played over our network, particularly on our digital TV screens on airplanes. There is no assurance that we will be able to renew these contracts, enter into substitute contracts to obtain similar contents or obtain non-advertising content on satisfactory terms, or at all. In addition, some of the third-party content providers that currently do not charge us for their content may do so in the future. To make our programs more attractive, we must continue to secure contracts with these and other third-party content providers. If we fail to obtain a sufficient amount of high-quality content on a cost-effective basis, advertisers may find advertising on our network unattractive and may not wish to purchase advertising time slots or locations on our network, which would materially and adversely affect our business and results of operations.

When our current advertising network of digital TV screens and LED screens becomes saturated on the airlines and in the gas stations where we operate, we may be unable to offer additional time slots or locations to satisfy all of our advertisers' needs, which could hamper our ability to generate higher levels of revenues and profitability over time.

When our network of digital TV screens and LED screens becomes saturated in any particular airline or gas stations where we operate, we may be unable to offer additional advertising time slots or locations to satisfy all of our advertisers' needs. We would need to increase our advertising rates for advertising in such airlines or other locations to increase our revenues. However, advertisers may be unwilling to accept rate increases, which could hamper our ability to generate higher levels of revenues over time. In particular, the utilization rates of our advertising time slots and locations on the three largest airlines in China are higher than those on other airlines, and saturation or oversaturation of digital TV screens on these airlines could have a material adverse effect on our growth prospects.

Our advertising agencies could engage in activities that are harmful to our reputation in the industry and to our business.

We engage third-party advertising agencies to help source advertisers from time to time. These third-party advertising agencies assist us in identifying advertisers and introduce advertisers to us. In return, we pay fees to these advertising agencies if they generate advertising revenues for us. Fees that we pay to these third-party agencies are calculated based on a pre-set percentage of revenues generated from the advertisers introduced to us by the third-party agencies and are paid when payments are received from the advertisers. Our contractual arrangements with these advertising agencies do not provide us with control or oversight over their everyday business activities, and one or more of these agencies may engage in activities that violate PRC laws and regulations governing the advertising industry and related non-advertising content, or other laws and regulations. If the advertising agencies we use violate PRC advertising or other laws or regulations, it could harm our reputation in the industry and have detrimental effects on our business operations.

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

A limited number of advertisers historically accounted for a significant portion of our revenues. Our top five advertisers collectively accounted for approximately 15.1% of our total revenues from continuing operations in 2015.

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

We face significant competition in the advertising industry in China, and if we do not compete successfully against new and existing competitors, we may lose our market share, and our profits may be reduced.

We face significant competition in the advertising industry in China. We compete for advertisers primarily on the basis of price, program quality, the range of services offered and brand recognition. We primarily compete for advertising dollars spent in the air travel advertising industry. We may also face competition from new competitors as we enter into new markets.

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

Our results of operations are largely subject to fluctuations in the demand for air travel and the traffic at Sinopec gas stations. A decrease in the demand for air travel or the traffic at Sinopec gas stations may make it difficult for us to sell our advertising time slots and locations.

To a large extent, our results of operations are linked to the demand for air travel, which fluctuates greatly from period to period, and is subject to seasonality due to holiday travel and weather conditions. The results of our gas station media network may be affected by the traffic at Sinopec gas stations. Other factors that may affect our results include:

·	Downturns in the economy. Business travel is one of the primary drivers of the air travel industry and it tends to increase in times of economic growth and decrease in times of economic slowdown. A decrease in air passengers in China could lead to lower advertiser spending on our air travel advertising network. Similarly, a downturn in the Chinese economy could lead to less car usage and in turn less traffic at the Sinopec gas station within our network.

·	Plane crashes or other accidents. An aircraft crash or other accident, such as those in 2014 involving certain Asian-based airlines, could create a public perception that air travel is not safe or reliable, which could result in air travelers being reluctant to fly. Significant aircraft delays due to capacity constraints, weather conditions or mechanical problems could also reduce demand for air travel, especially for shorter domestic flights.

If the demand for air travel or the traffic at the Sinopec gas stations within our network decreases for any of these or other reasons, advertisers may be reluctant to advertise on our network and we may be unable to sell our advertising time slots or locations or charge premium prices.

Past and future acquisitions may have an adverse effect on our ability to manage our business.

We have acquired and may continue to acquire businesses, technologies, services or products which are complementary to our core air travel advertising network business in the future. Past and future acquisitions may expose us to potential risks, including risks associated with:

·	the integration of new operations, services and personnel;

·	unforeseen or hidden liabilities;

·	the diversion of resources from our existing business and technology; or

·	failure to achieve the intended objectives of our acquisitions.

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

Our quarterly and annual operating results are difficult to predict and have fluctuated and may continue to fluctuate significantly from period to period based on the performance of our new business, the seasonality of air travel, consumer spending and corresponding advertising trends in China. Air travel, gas station traffic and advertising spending in China generally tend to increase during major national holidays in October and tend to decrease during the first quarter of each year. Air travel and advertising spending in China is also affected by certain special events and related government measures. As a result, and also due to the unpredictable performance of our new business, you may not be able to rely on period-to-period comparisons of our operating results as an indication of our future performance. Other factors that may cause our operating results to fluctuate include a deterioration of economic conditions in China and potential changes to the regulation of the advertising industry in China. If our revenues for a particular quarter are lower than we expect, we may be unable to reduce our operating costs and expenses for that quarter by a corresponding amount, and it would harm our operating results for that quarter relative to our operating results for other quarters.

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

Our management has concluded that we had not maintained effective internal control over financial reporting and disclosure controls and procedures as of December 31, 2015 due to the material weakness identified by our independent registered public accounting firm during the audit of our internal control over financial reporting as of December 31, 2015. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness relates to the weak operating effectiveness and lack of monitoring of controls over financial reporting due to inadequate resources or resources with insufficient experience or training in our financial reporting and internal control team. See “Item 15. Controls and Procedures.” Any failure to achieve and maintain effective internal control over financial reporting could negatively affect the reliability of our financial information and reduce investors' confidence in our reported financial information, which in turn could result in lawsuits being filed against us by our shareholders, otherwise harm our reputation or negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements of the Sarbanes-Oxley Act.

We may need additional capital which, if obtained, could result in dilution or significant debt service obligations. We may not be able to obtain additional capital on commercially reasonable terms, which could adversely affect our liquidity and financial position.

We may require additional cash resources due to changed business conditions or other future developments, especially given our investment in our new Wi-Fi business. If our current resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of convertible debt securities or additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations and liquidity.

In addition, our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

·	investors' perception of, and demand for, securities of alternative advertising media companies;

·	conditions of the market;

·	our future results of operations, financial condition and cash flows; and

·	PRC governmental regulation of foreign investment in advertising services companies in China.

We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. Any failure to raise additional funds on favorable terms could have a material adverse effect on our liquidity and financial condition.

Compliance with PRC laws and regulations may be difficult and could be costly, and failure to comply could subject us to government sanctions.

As an advertising service provider, we are obligated under PRC laws and regulations to monitor the advertising content shown on our network for compliance with applicable law. Violation of these laws or regulations may result in penalties, including fines, confiscation of advertising fees, orders to cease dissemination of the offending advertisements and orders to publish advertisements correcting the misleading information. In case of serious violations, the PRC authorities may revoke our license for advertising business operations. In general, the advertisements shown on our network have previously been broadcast over public television networks and have been subjected to internal review and verification by such networks, but we are still required to independently review and verify these advertisements for content compliance before displaying them. In addition, if a special government review is required for certain product advertisements before they are shown to the public, we are required to confirm that such review has been performed and approval obtained. For advertising content related to certain types of products and services, such as food products, alcohol, cosmetics, pharmaceuticals and medical procedures, we are required to confirm that the advertisers have obtained requisite government approvals, including review of operating qualifications, proof of quality inspection of the advertised products, government pre-approval of the contents of the advertisement and filing with local authorities.

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

In addition, although we use our best efforts to comply with all relevant laws and regulations and to obtain all necessary certificates, registrations and approvals for our business, due to the complexity of local laws and regulations across China governing outdoor media advertising platforms, there can be no assurance that we will be able to obtain or maintain all necessary approvals. For example, our Wi-Fi business might be regarded as value-added telecommunication service. To provide this type of services, we are required to obtain the relevant telecommunication license from the communication authorities. As a result, we cannot assure you that we will be able to obtain the necessary license soon, if at all, to provide Wi-Fi service. Any delay or failure in obtaining such approvals or licenses could materially and adversely affect our results of operations.

We may be subject to, and may expend significant resources in defending against government actions and civil suits based on the content we provide through our advertising network.

Because of the nature and content of the information displayed on our network, civil claims may be filed against us for fraud, defamation, subversion, negligence, copyright or trademark infringement or other violations. Offensive and objectionable content and legal standards for defamation and fraud in China are less defined than in other more developed countries and we may not be able to properly screen out unlawful content. If consumers find the content displayed on our network to be offensive, the relevant airlines, gas stations, railway bureaus and long-haul bus companies may seek to hold us responsible for any consumer claims or may terminate their relationships with us.

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

Our business could be materially and adversely affected by natural disasters or the outbreak of health epidemic. Any such occurrences could cause severe disruption to our daily operations, and may even require a temporary closure of our facilities. In August 2014, a strong earthquake hit part of Yunnan province in south, and resulted in significant casualties and property damage. While we did not suffer any loss or experience any significant increase in cost resulting from these earthquakes, if a similar disaster were to occur in the future affecting Beijing or another city where we have major operations in China, our operations could be materially and adversely affected due to loss of personnel and damages to property. In addition, any outbreak of avian flu, severe acute respiratory syndrome (SARS), influenza A (H1N1), H7N9, Ebola, or other adverse public health epidemic in China may have a material and adverse effect on our business operations. These occurrences could require the temporary closure of our offices or prevent our staff from traveling to our customers' offices to provide services. Such closures could severely disrupt our business operations and adversely affect our results of operations. These occurrences could reduce air and train travelling in China and adversely affect the results of operations of our related business.

RISKS RELATED TO OUR CORPORATE STRUCTURE

If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with PRC governmental restrictions on foreign investment in the advertising industry and in the operating of non-advertising content, our business could be materially and adversely affected.

Substantially all of our operations are conducted through contractual arrangements with our consolidated VIEs in China: AirMedia Online Network Technology Co., Ltd. or AM Online, Beijing AirMedia Shengshi Advertising Co., Ltd. (previously known as Beijing Shengshi Lianhe Advertising Co., Ltd.), or AirMedia Shengshi, Beijing AirMedia Jiaming Advertising Co., Ltd. (formerly known as Beijing AirMedia UC Advertising Co., Ltd.), or Jiaming Advertising, and Beijing Yuehang Digital Media Advertising Co., Ltd., or AM Yuehang. Although the Foreign-invested Advertising Enterprise Management Regulations, or the Foreign-invested Advertising Regulations, which became effective on October 1, 2008, currently permit 100% foreign ownership of companies that provide advertising services, subject to approval by relevant PRC government authorities, these regulations also require any foreign entities that establish a wholly owned advertising company must have at least three years of direct operations in the advertising industry outside of China. In addition, the Foreign Investment Industrial Guidance Catalogue (revised in 2015), which became effective on April 10, 2015, stated that television program production and operation companies fall into the category of a prohibited foreign investment industry. We believe that these regulations apply to our business and are therefore carrying out the portions of our business that involve the production of non-advertising content through our VIEs. Our wholly owned Hong Kong subsidiary AirMedia (China) Limited, or AM China, the 100% shareholder of our three wholly foreign owned subsidiaries in China, has been operating an advertising business in Hong Kong since 2008, and thus it is allowed to directly invest in advertising business in China. In December 2014, we transferred 100% equity interest in Shenzhen AirMedia Information Technology Co., Ltd., or Shenzhen AM, to AM China to provide advertising services in China directly. In July 2015, Shenzhen AM obtained the approval to include advertising in its scope of business. We therefore intent to gradually shift our advertising business to Shenzhen AM to gradually reduce our reliance on the current VIE structure in terms of our advertising business. Our advertising business is currently primarily provided through our contractual arrangements with certain of our consolidated VIEs in China. These entities directly operate our air advertising network, enter into concession rights contracts related to our air advertising network and sell advertising time slots and locations to our advertisers. In addition, under current PRC regulations, a foreign entity is prohibited from owning more than 50% of any PRC entity that provides value-added telecommunication services, and Wi-Fi services might be regarded as value-added telecommunication business. As a result, we enter into concession rights contracts related to our Wi-Fi business via AM Online, which is expected to directly operate this business. We have contractual arrangements with these VIEs pursuant to which we, through AirMedia Technology (Beijing) Co., Ltd., or AM Technology, provide technical support and consulting services and other services to these entities. We also have agreements with our VIEs and each of their individual shareholders (except Yi Zhang) that provide us with the substantial ability to control these entities. For a description of these contractual arrangements, see "Item 4. Information on the Company—C. Organizational Structure" and "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements."

In January 2016, we, through the nominee shareholders of the respective VIEs, transferred 3.5% equity interest in each of AM Online, AirMedia Shengshi and Jiaming Advertising to Yi Zhang. Yi Zhang is an unrelated third party minority shareholder of those VIEs and did not enter into the same VIE arrangements with us as did the other nominee shareholders. We therefore cannot exert the same level of control over the 3.5% interests of the VIEs owned by Yi Zhang.

Some of our VIE arrangements with AirMedia Shengshi and Jiaming Advertising will expire in 2017. Although we believe we can renew those agreements with the VIEs and their shareholders at that time, if we fail to do so, our control over such VIEs might be adversely affected.

In the opinion of Commerce & Finance Law Offices, our PRC counsel, except as described in this annual report, the VIE arrangements between AM Technology and our consolidated VIEs, as described in this annual report, do not violate PRC law and are valid, binding and legally enforceable. However, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements and if the shareholders of the VIEs were to reduce their interest in us, their interests may diverge from ours and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIEs not to pay the service fees when required to do so.

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

In addition, if the PRC government were to find that the VIE arrangements do not comply with PRC governmental restrictions on foreign investment in the advertising industry and in the operating of non-advertising content, or if the legal structure and contractual arrangements were found to be in violation of any other existing PRC laws and regulations, the PRC government could:

·	revoke the business and operating licenses of the our PRC subsidiaries and affiliates;

·	discontinue or restrict the our PRC subsidiaries' and affiliates' operations;

·	impose conditions or requirements with which we or our PRC subsidiaries and affiliates may not be able to comply; or

·	require us or our PRC subsidiaries and affiliates to restructure the relevant ownership structure or operations.

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

In January 2015, the Ministry of Commerce of the PRC, or the MOFCOM, released for public comments a proposed PRC law regarding foreign invested enterprises, or the Draft FIE Law, which includes VIEs within the scope of entities that could be considered to be foreign invested enterprises, or FIEs, and may be subject to restrictions under existing PRC law on foreign investment in certain categories of industries. Specifically, the Draft FIE Law introduces the concept of "actual control" for determining whether an entity is considered to be an FIE. In addition to control through direct or indirect equity ownership, the Draft FIE Law includes control through contractual arrangements within the definition of "actual control." If the Draft FIE Law is passed by the People's Congress of the PRC and goes into effect in its current form, these provisions regarding control through contractual arrangements could be construed to reach our VIE arrangements, and our VIEs might be found as controlled by foreign investors. As a result, our VIEs could become explicitly subject to the current restrictions on foreign investment in certain categories of industry. The Draft FIE Law includes provisions that would exempt from the definition of FIEs certain entities where the ultimate controlling shareholders are either entities organized under PRC law or individuals who are PRC citizens. The Draft FIE Law is silent as to what type of enforcement action might be taken against existing VIEs that operate in restricted or prohibited industries and are not controlled by entities organized under PRC law or individuals who are PRC citizens. If the contractual arrangements establishing our VIE structure are found to be in violation of any existing law and regulations or future PRC laws and regulations or under the Draft FIE Law if it becomes effective, the relevant PRC government authorities will have broad discretion in dealing with such violation, including, without limitation, levying fines, confiscating our income or the income of our affiliated Chinese entities, revoking our business licenses or the business licenses of our affiliated Chinese entities, requiring us and our affiliated Chinese entities to restructure our ownership structure or operations and requiring us or our affiliated Chinese entities to discontinue any portion or all of our value-added telecommunications, air-ticketing, travel agency or advertising businesses. Any of these actions could cause significant disruption to our business operations, and have a severe adverse impact on our cash flows, financial position and operating performance. If the imposing of these penalties causes us to lose our rights to direct the activities of and receive economic benefits from our VIEs, which in turn may restrict our ability to consolidate and reflect in our financial statements the financial position and results of operations of our VIEs.

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

Certain of our directors and officers are shareholders in the VIEs, AM Online, AirMedia Shengshi, Jiaming Advertising, and AM Yuehang. Mr. Herman Man Guo, our chairman and chief executive officer, in addition to holding 15.3% in our company, also directly and indirectly holds approximately 77.2% of AM Online, 77.1% of AirMedia Shengshi and 1.00% of Jiaming Advertising. Mr. Qing Xu, our director and executive president, in addition to holding 1.3% of our company, also directly and indirectly holds approximately 14.5% of AM Online, 19.44% of AirMedia Shengshi and 0.21% of Jiaming Advertising. Mr. James Zhonghua Feng, our director, in addition to holding 3.7% of our company, also holds 80% of AM Yuehang and 76.24% of Jiaming Advertising. In addition, Mr. Guo and Mr. Xu are each a director of Jiaming Advertising, AirMedia Shengshi and AM Advertising, Mr. Guo is the legal representative of each of AirMedia Shengshi and Jiaming Advertising and Mr. Xu is the sole director and legal representative of AM Yuehang and the legal representative of AirMedia Online. For these directors and officers, their fiduciary duties toward our company under Cayman law—to act honestly, in good faith and with a view to our best interests—may conflict with their roles in the VIEs, as what is in the best interest of the VIEs may not be in the best interests of our company or the unaffiliated public shareholders of our company.

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

Certain provisions in the contractual agreements between AM Technology and our VIEs do impose limits on the rights of the shareholders of the VIEs. For example, each of the individual shareholders of the VIEs (except Yi Zhang) has signed an irrevocable power of attorney authorizing the person designated by AM Technology to exercise its rights as shareholder, including the voting rights, the right to enter into legal documents and the right to transfer its equity interest in the VIEs. However, we cannot assure you that when conflicts of interest arise that each of our VIEs and its respective shareholders will act completely in our interests or that conflicts of interests will be resolved in our favor, or that the above contractual provisions would be sufficient protection for us in the event that shareholders of the VIEs fail to perform under their contracts with AM Technology. In any such event, we would have to rely on legal remedies under PRC law, which may not be effective. See "—We rely on contractual arrangements with our consolidated variable interest entities and their shareholders for a substantial portion of our China operations, which may not be as effective as direct ownership in providing operational control" and "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements."

We rely on contractual arrangements with our consolidated variable interest entities and their shareholders for a substantial portion of our China operations, which may not be as effective as direct ownership in providing operational control.

We rely on contractual arrangements with AM Online, AirMedia Shengshi, Jiaming Advertising and AM Yuehang to operate our Wi-Fi and air advertising business. For a description of these arrangements, see "Item 4. Information on the Company—C. Organizational Structure" and "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements." These contractual arrangements may not be as effective as direct ownership in providing control over our VIEs. Under these contractual arrangements, if our VIEs or their shareholders fail to perform their respective obligations, we may have to incur substantial costs and resources to enforce such arrangements and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief and claiming damages, and we may not be successful.

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

Except for Yi Zhang, who acquired 3.5% minority equity interest in each of AM Online, AirMedia Shengshi and Jiaming Advertising in January 2016, the individual shareholders of our VIEs, each a consolidated affiliated entity of ours, have pledged all of their equity interests, including the right to receive declared dividends, in the relevant VIEs to AM Technology, our wholly-owned subsidiary. An equity pledge agreement becomes effective among the parties upon execution, but according to the PRC Property Rights Law, an equity pledge is not perfected as a security property right unless it is registered with the relevant local administration for industry and commerce. We have not yet registered the share pledges by shareholders of AM Online, AirMedia Shengshi and Jiaming Advertising. As the registration of these pledges has not yet been completed so far, the pledges, as property rights, have not yet become effective under the PRC Property Rights Law. Before the registration procedures are completed, we cannot assure you that the effectiveness of these pledges will be recognized by PRC courts if disputes arise with respect to certain pledged equity interests or that AM Technology's interests as pledgee will prevail over those of third parties. AM Technology may not be able to successfully enforce these pledges against any third parties who have acquired property right interests in good faith in the equity interests in AM Online, AirMedia Shengshi and Jiaming Advertising. As a result, if AM Online, AirMedia Shengshi or Jiaming Advertising breaches their respective obligations under the various agreements described above, and there are third parties who have acquired equity interests in good faith, AM Technology would need to resort to legal proceedings to enforce its contractual rights under the equity pledge agreements, or the underlying agreements secured by the pledges. We do not have agreements that pledge the assets of the VIEs and their respective subsidiaries for the benefit of us or our wholly owned subsidiaries.

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

Furthermore, relevant PRC laws and regulations permit payments of dividends by AM Technology, Shenzhen AM and Xi'an AM only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC laws and regulations, AM Technology, Shenzhen AM and Xi’an AirMedia Chuangyi Technology Co., Ltd., or Xi'an AM, are also required to set aside at least 10% of after-tax income based on PRC accounting standards each year to their general reserves until the accumulative amount of such reserves reaches 50% of their respective registered capital.

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

While the Chinese economy has experienced significant growth in the past decades, growth has been uneven both geographically and among various sectors of the economy, and the rate of growth has been slowing. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may also have a negative effect on us. We cannot predict the future direction of political or economic reforms or the effects such measures may have on our business, financial position or results of operations. Any adverse change in the political or economic conditions in China, including changes in the policies of the PRC government or in laws and regulations in China, could have a material adverse effect on the overall economic growth of China and the industries in which we operate. Such developments could have a material adverse effect on our business, lead to a reduction in demand for our services and materially and adversely affect our competitive position.

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

The value of the RMB against the U.S. dollar and other currencies is affected by changes in China's political and economic conditions and by China's foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

We may have claims and lawsuits against us that may result in material adverse outcomes.

We have been and will be possibly subject to a variety of claims and lawsuits. For example, The Company and two of its officers were named as defendants in a putative securities class action filed on June 25, 2015. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.” This litigation and other claims that may be made against us from time to time are subject to inherent uncertainties. Adverse outcomes in one or more of those claims may result in significant monetary damages or injunctive relief that could adversely affect our ability to conduct our business. A material adverse impact on our financial statements also could occur for the period in which the effect of an unfavorable final outcome becomes probable and reasonably estimable.

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

One of our PRC subsidiaries, AM Technology, was recognized as a HNTE under the new rules and therefore, it is entitled to enjoy a preferential EIT rate of 15%. It was also eligible for a 50% tax reduction from 2009 to 2010 under the applicable tax laws and regulations that were in effect before January 1, 2008, the date the EIT Law came into effect. As a result, AM Technology was subject to an EIT rate of 7.5% in 2009 and 2010. In September 2011, AM Technology received the HNTE certificate, and in October 2014, AM Technology successfully renewed its HNTE status and obtained the renewed certificate issued by the competent governmental authority. As a result, AM Technology is expected to be subject to an EIT rate of 15% until 2016 as long as it maintains its HNTE status.

Xi'an AirMedia Chuangyi Technology Co., Ltd., one of our PRC subsidiaries, or Xi'an AM, qualified as a "software enterprise" in August 2008 by the Technology Information Bureau of Shaanxi Province and has received a written approval from Xi'an local tax bureau that it is granted a two-year exemption from EIT commencing on its first profitable year and a 50% reduction of the 25% EIT rate for the succeeding three years. As Xi'an AM first made profit in 2009, it was exempted from EIT in 2009 and 2010, and enjoyed the preferential income tax rate of 12.5% from 2011 to 2013. Xi'an AM received the HNTE certificate jointly issued by the competent governmental authorities in Shaanxi Province in September 2014. As such, Xi'an AM is expected to enjoy a preferential income tax rate of 15% from 2014 to 2016 as long as it maintains its HNTE status.

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

Under the EIT Law and related regulations, dividends payable by a foreign-invested enterprise in China to its foreign investors who are non-resident enterprises are subject to a 10% withholding tax, unless any such foreign investor's jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The British Virgin Islands, or BVI, where Broad Cosmos Enterprises Ltd., or Broad Cosmos, our wholly-owned subsidiary, is incorporated, does not have such a tax treaty with AM China, the 100% shareholder of AM Technology, Shenzhen AM and Xi'an AM, is incorporated in Hong Kong. According to the Mainland and Hong Kong Special Administrative Region Arrangement on Avoiding Double Taxation or Evasion of Taxation on Income between China and Hong Kong and the relevant rules, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise). However, under recently implemented PRC regulations, now our Hong Kong subsidiary must obtain approval from the competent local branch of the State Administration of Taxation in accordance with the double-taxation agreement among the PRC and Hong Kong in order to enjoy the 5% preferential withholding tax rate. In February 2009, the State Administration of Taxation issued Notice No. 81. According to Notice No. 81, in order to enjoy the preferential treatment on dividend withholding tax rates, an enterprise must be the "beneficial owner" of the relevant dividend income, and no enterprise is entitled to enjoy preferential treatment pursuant to any tax treaties if such enterprise qualifies for such preferential tax rates through any transaction or arrangement, the major purpose of which is to obtain such preferential tax treatment. The tax authority in charge has the right to make adjustments to the applicable tax rates, if it determines that any taxpayer has enjoyed preferential treatment under tax treaties as a result of such transaction or arrangement. In October 2009, the State Administration of Taxation issued another notice on this matter, or Notice No. 601, to provide guidance on the criteria to determine whether an enterprise qualifies as the "beneficial owner" of the PRC sourced income for the purpose of obtaining preferential treatment under tax treaties. Pursuant to Notice No. 601, the PRC tax authorities will review and grant tax preferential treatment on a case-by-case basis and adopt the "substance over form" principle in the review. Notice 601 specifies that a beneficial owner should generally carry out substantial business activities and own and have control over the income, the assets or other rights generating the income. Therefore, an agent or a conduit company will not be regarded as a beneficial owner of such income. Since the two notices were issued, it has remained unclear how the PRC tax authorities will implement them in practice and to what extent they will affect the dividend withholding tax rates for dividends distributed by our subsidiaries in China to our Hong Kong subsidiary. If the relevant tax authority determines that our Hong Kong subsidiary is a conduit company and does not qualify as the "beneficial owner" of the dividend income it receives from our PRC subsidiaries, the higher 10% withholding tax rate may apply to such dividends.

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

On February 3, 2015, the SAT issued the Announcement on Several Issues concerning the Enterprise Income Tax on Indirect Transfers of Properties by Non-Resident Enterprises, or Public Notice 7, to supersede tax rules in relation to the Indirect Transfer of Shares under the original SAT Circular 698, while the other provisions of SAT Circular 698 remain in force. Public Notice 7 covers transactions involving not only Indirect Transfer of Shares as set forth under SAT Circular 698 but also transactions involving an overseas company's indirect transfer of other property or assets (such as real properties) located in China (collectively, ''PRC Taxable Properties'') through transfer of shares of an offshore intermediary company. Pursuant to Public Notice 7, in the event that non-residential enterprises indirectly transfer PRC Taxable Properties without reasonable commercial purposes in order to evade PRC enterprise income tax, such indirect transfer will be deemed as direct transfer of PRC Taxable Properties and, therefore, be subject to PRC enterprise income tax. In addition, Public Notice 7 provides clearer criteria on how to assess reasonable commercial purposes and allows for safe harbor scenarios applicable to internal group restructurings. Under Public Notice 7, subject to certain exceptions such as internal group restructurings and purchase and sale of shares of the same publicly-listed oversea enterprise in a public securities market, an indirect transfer of PRC Taxable Properties shall be directly deemed as having no reasonable commercial purposes if the following circumstances are satisfied: (i) more than 75% of the value of overseas enterprises' shares directly or indirectly comes from PRC Taxable Properties; (ii) at any time within one year before the indirect transfer of PRC Taxable Properties, more than 90% the total amount of overseas enterprises' assets (excluding cash) are directly or indirectly constituted by their investment within the PRC, or within one year before the indirect transfer of PRC Taxable Properties, more than 90% of the overseas enterprises' income directly or indirectly derive from the PRC; (iii) the overseas enterprises and their controlling enterprises, which directly or indirectly hold PRC Taxable Properties, cannot justify the economic substance of the corporate structure; and (iv) overseas tax payment regarding indirect transfer of PRC Taxable Properties is lower than PRC tax payment regarding direct transfer of PRC Taxable Properties. Public Notice 7 also brings uncertainties to the offshore transferor and transferee of the indirect transfer of PRC Taxable Properties as they have to make self-assessment on whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly. As a result, where non-resident investors were involved in our private equity financing or share transfer of our company between two or more offshore parties, if such transactions were determined by the tax authorities to lack reasonable commercial purpose, we and our non-resident investors may become at risk of being taxed under SAT Circular 698 and Public Notice 7 and may be required to expend valuable resources to comply with SAT Circular 698 and Public Notice 7 or to establish that we should not be taxed under SAT Circular 698 and Public Notice 7, which may have an adverse effect on our financial condition and results of operations.

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

The audit report included in this annual report are prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

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

If additional remedial measures are imposed on the "Big Four" PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms' failure to meet specific criteria set by the SEC, with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Securities Exchange Act of 1934.

Starting in 2011, the Chinese affiliates of the "big four" accounting firms, including our independent registered public accounting firm, were affected by a conflict between the United States' and Chinese laws. Specifically, for certain U.S. listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from these Chinese accounting firms access to their audit work papers and related documents. The firms were, however, advised and directed that under China law they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the China Securities Regulatory Commission, or the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC's internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although such proposed penalties did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet the specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms, depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm's performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases, the resumption of the current proceeding against all four firms.

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

RISKS RELATED TO THE MARKET FOR OUR ADSs

There can be no assurance that the proposed going-private transaction will continue to be pursued, approved by our shareholders or successfully consummated. Potential uncertainty involving the proposed going private transaction may adversely affect our business and the market price of our ADSs.

On June 19, 2015, Mr. Herman Man Guo submitted to the board of directors of the Company a preliminary non-binding proposal letter (the “Proposal Letter”) to acquire the Company in a going private transaction for $3.00 in cash per Share (or $6.00 in cash per ADS) other than any ordinary shares or ADSs of the Company beneficially held by Mr. Herman Man Guo, his affiliates or other management shareholders who may choose to roll over their Shares in connection with the proposed acquisition (the “Proposal”). The proposed purchase price represents a premium of approximately 70.5% to the closing trading price of our ADS on June 18, 2015, the last trading day prior to the date of the going-private proposal. Our board of directors has formed a special committee consisting of three independent directors, Messrs. Conor Chia-hung Yang (to serve as chairman of the committee), Shichong Shan and Songzuo Xiang, to consider the Proposal. There can be no assurance that this going private transaction will continue to be pursued, approved by sufficient affirmative vote or consummated. The going private transaction, whether or not pursued or consummated, presents a risk of diverting management focus, employee attention and resources from other strategic opportunities and from operational matters.

If the buyers of our equity interest in AM Advertising exercise their respective revocation rights and require us to repurchase the equity interest sold or if we need to compensate the buyers as earnout, our business and financial results may experience material adverse effect.

In June 2015, we entered into an equity interest transfer agreement with Beijing Longde Wenchuang Investment Fund Management Co., Ltd. to sell 75% equity interest of AM Advertising for RMB2.1 billion in cash. In November 2015, Beijing Longde Wenchuang Investment Fund Management Co., Ltd. assigned and transferred its rights and obligations under the equity interest transfer agreement relating to 46.43% equity interest of AM Advertising to Beijing Cultural Center Construction and Development Fund (Limited Partnership). We have completed the equity interest transfer and have received the payments for the transfer. However, under that equity interest transfer agreement, the buyers may require us to repurchase the 75% equity interest upon the occurrence of certain events. In addition, the agreement’s earnout provisions will continue to apply until all profit targets have been achieved. See “Item 4. Information on the Company—A. History and Development of the Company.” We received a confirmation from a buyer that no such events had occurred as of May 13, 2016 which might trigger the repurchase provisions of the agreement.  However, if the buyers become entitled to exercise the revocation right and demand us to repurchase the equity interest, we will need to reverse the transaction and pay the buyers applicable damages. In addition, if we fail to meet the profit targets, we, as a shareholder of AM Advertising, may be required to transfer our equity interest in AM Advertising to the buyers for nil consideration or provide other forms of compensation. In those events, we may not be able to successfully implement our strategy to exit the airport advertising market and we may experience significant disruption to our business in order to re-integrate our sold business. Our financial position may also be materially and adversely affected.

The trading price of our ADSs has been and may continue to be volatile.

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. During the year of 2015, the trading prices of our ADSs on the NASDAQ Global Select Market ranged from $7.70 to $1.83 per ADS and the closing sale price on May 13, 2016 was $4.32 per ADS. The price of our ADSs may fluctuate in response to a number of events and factors including, changes in the economic performance or market valuations of other advertising companies, conditions in the air travel advertising industry and the sales or perceived potential sales of additional ordinary shares or ADSs.

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

We have been named as a defendant in a putative shareholder class action lawsuit that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.

We will have to defend against the putative shareholder class action lawsuit described in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings,” including any appeals of such lawsuits should our initial defense be unsuccessful. We are currently unable to estimate the possible loss or possible range of loss, if any, associated with the resolution of these lawsuits. In the event that our initial defense of these lawsuits is unsuccessful, there can be no assurance that we will prevail in any appeal. Any adverse outcome of these cases, including any plaintiff’s appeal of a judgment in these lawsuits, could have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. The litigation process may utilize a significant portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

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

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and by the Companies Law (2013 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against us and our directors, actions by minority shareholders and the fiduciary duties of our directors are to a large extent governed by the common law of the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts.

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

We have included certain provisions in our memorandum and articles of association that could limit the ability of others to acquire control of our company and deprive our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions. The following provisions in our articles may have the effect of delaying or preventing a change of control of our company:

·	Our board of directors has the authority to establish from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series, including the designation of the series, the number of shares of the series, the dividend rights, dividend rates, conversion rights, voting rights, and the rights and terms of redemption and liquidation preferences.

·	Subject to applicable regulatory requirements, our board of directors may issue additional ordinary shares or rights to acquire ordinary shares without action by our shareholders to the extent of available authorized but unissued shares.

Our corporate actions are substantially controlled by our principal shareholders who could exert significant influence over important corporate matters, which may reduce the price of our ADSs and deprive you of an opportunity to receive a premium for your shares.

Certain principal shareholders hold a substantial percentage of the outstanding shares of our company. For example, as of March 31, 2016, our principal shareholder, Mr. Herman Man Guo, along with his wife, Ms. Dan Shao, beneficially owned approximately 31.7% of our outstanding ordinary shares. Mr. Guo and other principal shareholders of our company could exert substantial influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

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

Although we do not believe that we were classified as a "passive foreign investment company," or "PFIC," for U.S. federal income tax purposes for our taxable year ended December 31, 2015, there is a significant risk that we will be a PFIC for our taxable year ending December 31, 2016 and future taxable years unless the market price of our ADSs increases and/or we invest a substantial amount of cash and other passive assets we hold in assets that produce or are held for the production of non-passive income. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) 75% or more of its gross income for such year consists of certain types of "passive" income or (2) 50% or more of the average quarterly value of its assets (as generally determined on the basis of fair market value) during such year produce or are held for the production of passive income.

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

If we were to be classified as a PFIC in any taxable year, a U.S. Holder (as defined in Item 10. Additional Information—E. —Taxation—United States Federal Income Taxation) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an "excess distribution" under the U.S. federal income tax rules. Furthermore, a U.S. Holder will generally be treated as holding an equity interest in a PFIC in the first taxable year of the U.S. Holder's holding period in which we become a PFIC and subsequent taxable years even if, we, in fact, cease to be a PFIC in subsequent taxable years. Each U.S. Holder is urged to consult its tax advisor concerning the U.S. federal income tax consequences of an investment in our ADSs or ordinary shares if we are treated as a PFIC for our current taxable year ending December 31, 2016 or any future taxable year, including the possibility of making a "mark-to-market" election. For more information, see "Item 10. Additional Information – E. Taxation – United States Federal Income Taxation".

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

We were incorporated in the Cayman Islands on April 12, 2007 and conducted our operations in China through our subsidiaries, consolidated VIEs and the VIEs' subsidiaries. We commenced operations in August 2005 in China through AirMedia Shengshi, a consolidated variable interest entity of our principal subsidiary, AM Technology. Later, we established additional PRC consolidated VIEs to conduct our operations in China. Substantially all of our current operations are conducted through contractual arrangements with these VIEs.

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

In 2015, we sold all equity interest of Jinsheng Advertising, the operating entity of our TV-attached digital frames business. In connection with such equity interest transfer, we have transferred all relevant assets, liabilities and managerial duties related to the TV-attached digital frames to Jinsheng Advertising with net carrying value of $1.1 million. In 2015, we also divested our digital TV screens in airports and did not renew the relevant concession right contracts as they expired. As a result, we ceased our operation of the business line of digital TV screens in airports.

In June 2015, we entered into a definitive agreement with Beijing Longde Wenchuang Investment Fund Management Co., Ltd. to sell 75% equity interest of AirMedia Group Co., Ltd., or AM Advertising, for a consideration of RMB2.1 billion in cash. In November 2015, Beijing Longde Wenchuang Investment Fund Management Co., Ltd. assigned and transferred its rights and obligations under the equity interest transfer agreement relating to 46.43% equity interest of AM Advertising to Beijing Cultural Center Construction and Development Fund (Limited Partnership). As part of the transaction, we effected an internal business reorganization and transferred all our media business in airports (excluding digital TV screens in airports and TV-attached digital frames) and all billboard and LED media business outside of airports (excluding gas station media network and digital TV screens on airplanes) to AM Advertising to form the target business to be sold (the "Disposed Business") and transferred our other business out of AM Advertising. To effectuate the sale, we removed the VIE structure with respect to AM Advertising. The change in the equity ownership of AM Advertising was registered with the local branch of the State Administration for Industry and Commerce, or the SAIC, in December 2015. We now hold 25% equity interest in AM Advertising and has ceased to consolidate the results of AM Advertising. The buyers may require the Company to repurchase the equity interest of AM Advertising upon the occurrence of any of the following events:

·	the audited net profit (before or after adjustment for non-recurring gains and losses, whichever is less) in relation to the Target Business is less than RMB150 million in 2015;

·	eighty per cent of the concession right contracts (as calculated based on the contract subject amount) with respect to the Target Business in the area of the Beijing Capital Airport effective as of the date of the equity interest transfer agreement which were entered into by AirMedia Advertising, AirMedia and any of its subsidiaries and/or VIE companies (as set forth in detail in Schedule 6 hereto) are not renewed with AirMedia Advertising as a party to the contract upon the expiration of the respective contracts; and

·	the internal restructuring as required under the equity interest transfer agreement has not been fully completed by June 30, 2016.

In addition, the agreement's earnout provisions will continue to apply until all profit targets are achieved. In the event the adjusted net profit of AM Advertising after the provided restructuring in 2015, 2016 and 2017 is less than the profit target provided for in the agreement, we, as a shareholder of AM Advertising, will be obligated to compensate the buyers for the deficiency by nil-consideration equity interest transfers or other means of compensation.

In April 2015, we established AM Online, a variable interest entity of us, to operate the new Wi-Fi business.

In June 2015, Mr. Herman Man Guo submitted to the board of directors of the Company a preliminary nonbinding proposal letter (the "Proposal Letter") to acquire the Company in a going private transaction for $3.00 in cash per Share (or $6.00 in cash per ADS) other than any ordinary shares or ADSs beneficially held by Mr. Guo, his affiliates or other management shareholders who may choose to roll over their Shares in connection with the proposed acquisition (the "Proposal"). The board of directors of the Company formed a special committee comprised of three independent and disinterested directors, Messrs. Conor Chia-hung Yang, Shichong Shan and Songzuo Xiang, to negotiate the Proposal with the buyer group. On September 28, 2015, the Company entered into a definitive agreement and plan of merger.

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

General

We are an operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers as well as a first-mover in the travel Wi-Fi market. As of March 31, 2016, we hold concession rights to install and operate Wi-Fi systems on trains administered by eight regional railway administrative bureaus in China.  We also hold concession rights to install and operate Wi-Fi systems on many long-haul buses in China.  We have agreements with major bus manufactures in China to pre-install our Wi-Fi systems on their new buses.  In terms of in-flight Wi-Fi, we have been in discussion with major Chinese airlines to obtain in-flight concession rights.  With respect to our air travel advertising business, as of March 31, 2016, we operate 71,904 digital TV screens on airplanes operated by five airlines, including Air China, China Eastern Airlines, China Southern Airlines, Shanghai Airlines and Xiamen Airlines. We also hold concession rights to operate the advertising media platforms at Sinopec gas stations throughout China until 2020.

The digital TV screens on our network airplanes are located in highly visible locations in passenger compartments and on the backs of passenger seats. We also provide in-flight advertising and non-advertising contents. We enable our advertisers to target air travelers in China, whom we believe are an attractive demographic for our advertisers because they generally have higher-than-average disposable income compared to the rest of China's population.

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

We derive revenues principally by selling advertising time slots to our advertisers, including both direct advertisers and advertising agencies. In 2015, we divested our business lines of digital frames in airports, digital TV screens in airports, our traditional media in airports and most of our outdoor media business.

Wi-Fi Business

We have obtained concession rights to install and operate Wi-Fi systems on trains administered by eight regional railway bureaus in China.  We also have concession rights to install and operate Wi-Fi systems on many long-haul buses.  We are in the process of installing tablet devices at each passenger seat on those trains and buses that will give passengers access to free Wi-Fi as well as a broad range of entertainment and information resources.  We plan to place advertisements on our devices and charge advertising fees from our advertiser or agent clients.  We also plan to offer passengers with pay-as-you-see movies, TV shows, books, music and other contents. We are in discussion with major Chinese airlines to jointly develop the in-flight Wi-Fi business.

Advertising Network and Services

After our divestitures in 2015, we primarily generate revenues from advertising services from the following platforms: digital TV screens on airplanes and gas station media displays.

Digital TV Screens on Airplanes

As of March 31, 2016, our programs were placed on digital TV screens on planes operated by five airlines in China. The displays on our network airplanes, which have been installed by aircraft manufacturers, are located at the top of passenger compartments and on the back of passenger seats. The digital TV screens at the top of passenger compartments typically range from 9 to 15 inches in size, while the display screens on the back of passenger seats typically range from 7 to 9 inches in size. There are approximately 10 to 280 on an airplane. The TV system installed on each plane differs from one another according to the requirements of each specific airline. For instance, if the airline chooses to implement audio-video on demand, or AVOD, systems and personal TV, or PTV, systems, then it would have to install TV screens on the back of each and every seat on the airplane.

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

Gas Station Media Network

We hold concession rights to operate the advertising media platforms at Sinopec gas stations throughout China until 2020. This network consists of outdoor advertising platforms strategically placed in Sinopec gas stations where there is high visibility and significant waiting time. These outdoor advertising platforms consist of LED screens as well as traditional advertising formats such as light boxes and billboards, and display advertising content in week-long slots.

Our Sales Contracts

Our digital TV screens sales contracts typically fix the duration, time and frequency of advertisements. Our gas station advertising sales contracts also have fixed durations, time and frequency of advertisements in general.  We offer advertisers spaces on a weekly basis.

We have not yet entered into any advertising sales contracts in relation to our Wi-Fi business.

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

Our Concession Rights Contracts

Airlines

As of March 31, 2016, our programs were placed on digital TV screens located on routes operated by the following airlines:

·	Air China;

·	China Eastern Airlines;

·	China Southern Airlines;

·	Shanghai Airlines; and

·	Xiamen Airlines.

As of March 31, 2016, we have two concession rights contracts with two Chinese airlines to place our programs on their planes. We also pay AM Advertising to use their concessions to place our programs on three other network airlines. The amount of concession fees or concession use fees payable under these contracts for 2016 is expected to be approximately RMB68.3 million. The scope of the exclusivity, however, varies from contract to contract. Most of these exclusivity provisions limit the exclusivity to certain types of programs played on airplanes. Most of the concession fees are fixed by escalation clauses under the relevant concession rights contracts, and their amounts vary by the number of routes and airplanes, type of aircraft and the departure and destination cities.

Some of the concession rights contracts set forth the number and model of airplanes on which our programs can be played. In 2013, in order to control our concession cost, we changed our business cooperation model with Air China so that instead of holding the exclusive concession rights for Air China, we now purchase advertising time and space slots from a third party with greater flexibility. See "Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—A significant portion of our revenues has been derived from the five largest airports and three largest airlines in China. If any of these airlines experiences a material business disruption or if there are changes in our arrangements with these airlines, we may incur substantial losses of revenues."

We hold 49% of the equity interests in a joint venture, Beijing Eastern Media Corporation, Ltd., or BEMC. BEMC is formed in partnership with China Eastern Media Corporation, Ltd., a subsidiary of China Eastern Group and China Eastern Airlines Corporation Limited operating the media resources of China Eastern Group, which holds 51% equity interests in BEMC. BEMC obtained concession rights of certain media resources from its shareholders, including the digital TV screens on airplanes of China Eastern Airlines, and paid concession fees to its shareholders as consideration. We believe this innovative strategic partnership further strengthened our relationship with China Eastern Group and we renewed our concession rights contract with China Eastern Airlines to operate digital TV screens on China Eastern Airlines on an exclusive basis until December 31, 2020.

Gas Station Media

In April 2009, we entered into a concession rights agreement with Sinopec under which we hold the right to exclusively operate all of the outdoor advertising media at Sinopec gas stations throughout China until December 31, 2014, except for those stations in a limited number of cities whose media platforms have previously been leased by Sinopec to third parties. In August 2013, we extended the concession period with Sinopec to December 31, 2020. For stations with existing media platform lease agreements with third parties, Sinopec will not renew the contracts with third parties when the contracts expire, and will deliver these media platforms to us within a reasonable period. The amount of concession fees payable under these contracts for 2016 is RMB51.4 million.

Wi-Fi Services on Trains

As of the date of this annual report, we have entered into concession rights contracts with authorized affiliates of Beijing, Shanghai, Jinan and Guangzhou railway administrative authorities to provide Wi-Fi services on high speed trains administered by those authorities. Our concession rights from Beijing, Shanghai, Jinan and Guangzhou railway administrative authorities will expire in December 2020, March 2018, January 2018 and May 2017, respectively. Upon contract expiration, we can extend our concession rights for three years contracts with the Beijing and Jinan authorities in the absence of material breach of contract by us during the contract term. We may also enter into new agreements with Shanghai and Guangzhou authorities to extend the concession rights period if we duly perform our obligations under those contracts. Those concession rights are not exclusive.

As of the date of this annual report, we have entered into concession rights contracts with authorized affiliates of Beijing, Shanghai, Jinan, Zhengzhou, Harbin, Hohhot and Urumqi railway administrative authorities to provide Wi-Fi services on regular speed trains administered by those authorities. Expiration dates of those concession rights range from August 2017 to November 2021 and are generally eligible for an extension of three more years subject to the discretion of the relevant authorities. Those concession rights are exclusive.

The amount of concession fee payable under these contracts for 2016 is approximately RMB120 million.

Wi-Fi Services on Long-Haul Buses

In March and April 2016, we entered into concession rights contracts with long-haul bus operators in 11 cities to provide Wi-Fi services on approximately 650 buses under their operation. Concession rights contracts with respect to approximately 130 buses have a five-year term. Concession rights contracts with respect to approximately 340 buses have a ten-year term. The rest of the contracts have a one-year or three-year term. Our concession rights under those contracts are exclusive and none of those contracts contains an automatic renewal clause.

Advertisers, Sales and Marketing

Our Advertisers

Our advertisers purchase advertising time slots and locations on our advertising network either directly from us or through advertising agencies. Many advertisers negotiate the terms of the advertising purchase agreements directly with us, however we also rely on advertising agencies for a significant portion of our sales.

We have a broad base of international and domestic advertisers in various industries. In each of 2013, 2014 and 2015, advisors from one industry, which is automobiles, accounted for more than 10% of our total revenues from continuing operations. Automobile industry advertisers accounted for 13.8%, 21.8% and 12.8% of our total revenues from continuing operations in 2013, 2014 and 2015, respectively. None of our customers accounted for more than 10% of our total revenues for 2013, 2014 and 2015.

Sales and Marketing

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

Our experienced advertising sales team is organized by region and city with a presence in many cities in China. We provide in-house education and training to our sales force to ensure they provide our current and prospective advertisers with comprehensive information about our services, the advantages of using our advertising network as a marketing channel, and relevant information regarding the advertising industry. Our performance-linked compensation structure and career-oriented training are key drivers that motivate our sales employees.

We actively attend various public relation events to promote our brand image and the value of air travel digital advertising. We market our advertising services by displaying our name and logo on all of our digital TV screens on airplanes and gas station LED screens and by placing advertisements on third-party media from time to time, including China Central Television. We also engage third-party advertising agencies to help source advertisers.

Pricing

The listing prices of our air travel advertising services depend on the passenger flow of each airport and airline, the needs of each airline, the number of time slots and display locations purchased, the cost of the relevant media assets, our costs for the relevant concession rights, and competition. The listing prices of our advertising network in Sinopec gas stations depend on economic conditions, GDP, average discretionary income, average income levels and advertising trends in the cities in which the gas stations are located, taking into account the mainstream media advertising pricing and costs (including local news stations, newspapers, bus stop light boxes and outdoor signs) in each city as well as our own display equipment and resource costs for setting up such advertising network. Going forward, we intend to review our listing prices periodically and make adjustments as necessary in light of market conditions.

Prices for advertisements on our network are fixed under our sales contracts with advertisers or advertising agencies, typically at a discount to our listing prices.

Programming

Our digital TV screens on network airplanes play programs ranging from 45 minutes to one hour once per flight. We compile each cycle from advertisements of 5-, 15- or 30-seconds in length provided by advertisers to us and from non-advertising content generated by our VIEs in China or provided by third-party content providers. We generally create a programming list on a weekly and monthly basis for programs played in airports and on airplanes, respectively. We create this list by first fixing the schedule for advertising content according to the respective sales contracts with our advertisers to guarantee the agreed duration, time and frequency of advertisements for each advertiser, then adding the non-advertising content to achieve an optimal blend of advertising and non-advertising content.

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

Display Equipment Supplies and Maintenance

The primary hardware required for the operation of our air travel advertising network are the digital TV screens that we use in our media network. The majority of our digital TV screens consist of plasma display panels and LCDs. Maintaining a steady supply of our display equipment is important to our operations and the growth of our network. Our TV screen suppliers typically provide us with one-year warranties. Our service team cleans, maintains and monitors our digital TV screens on airplanes regularly.

For our traditional media platforms in airports, the primary hardware was already established when we purchased the traditional media from airports, and we do not incur significant maintenance costs in relation to these platforms.

For our gas stations media network, the primary hardware consist of basic display equipment that we install and maintain. In 2013, 2014 and 2015, 28, 54 and 57 suppliers, respectively, together supplied a majority of our gas station display equipment. We employed a team of approximately 80 members as of December 31, 2015 to maintain the conditions of our gas station display equipment.

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

Competition

We compete primarily with several different groups of competitors in the air travel advertising market:

·	in-house advertising companies of airlines that may operate their own advertising networks; and

·	traditional advertising media, such as newspapers, television, magazines and radio, some of which may advertise in the airports and gas stations where we have operations.

We compete for advertisers primarily on the basis of location, price, program quality, range of services offered and brand recognition. See "Item 3. Key Information—D. Risk Factors — Risks Related to Our Business — We face significant competition in the PRC advertising industry, and if we do not compete successfully against new and existing competitors, we may lose our market share, and our profits may be reduced."

Intellectual Property

To protect our brand and other intellectual property, we rely on a combination of trademark and trade secret laws as well as confidentiality agreements with our employees, sales agents, contractors and others. We have registered 21 major trademarks and one patent in China, including "", "", "", "AIRMEDIA", "AirMedia" and "AirTV." We cannot be certain that our efforts to protect our intellectual property rights will be adequate or that third parties will not infringe or misappropriate these rights.

We have registered our domain name www.AirMedia.net.cn with the Internet Corporation for Assigned Names and Numbers. As of March 31, 2016, we have registered 16 computer software copyrights with the national copyright administration of China.

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

Currently, our advertising business is mainly conducted through contractual arrangements with our consolidated VIEs in China, including AM Online, AirMedia Shengshi, Jiaming Advertising and AM Yuehang.

Our VIEs are the major companies through which we provide advertising services in China. Our subsidiary, AM Technology, has entered into a series of contractual arrangements with our PRC operating affiliates and their respective subsidiaries and shareholders under which:

·	we are able to exert effective control over our PRC operating affiliates and their respective subsidiaries;

·	a substantial portion of the economic benefits of our PRC operating affiliates and their respective subsidiaries could be transferred to us; and

·	we have an exclusive option to purchase all of the equity interests in our PRC operating affiliates (except for those owned by Yi Zhang) in each case when and to the extent permitted by PRC law.

See "Item 4. Information on the Company—C. Organizational Structure" and "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements."

In the opinion of Commerce & Finance Law Offices, our PRC legal counsel: except as described in this annual report, the respective ownership structures of AM Technology and our consolidated VIEs do not violate existing PRC laws and regulations, and the contractual arrangements among AM Technology and our consolidated VIEs, in each case governed by PRC law, are valid, binding and enforceable.

We have been advised by our PRC legal counsel, however, that there are some uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities, in particular the SAIC (which regulates advertising companies), will not in the future take a view that is contrary to the opinion of our PRC legal counsel. We have been further advised by our PRC counsel that if the PRC government determines that the agreements establishing the structure for operating our PRC advertising business do not comply with PRC government restrictions on foreign investment in the advertising industry, we could be subject to severe penalties. See "Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with PRC governmental restrictions on foreign investment in the advertising industry and in the operating of non-advertising content, our business could be materially and adversely affected."

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

Outdoor Advertising

The PRC Advertising Law stipulates that the exhibition and display of outdoor advertisements must not:

·	utilize traffic safety facilities and traffic signs;

·	impede the use of public facilities, traffic safety facilities and traffic signs;

·	obstruct commercial and public activities or create an unpleasant sight in urban areas;

·	be placed in restrictive areas near government offices, cultural landmarks or historical or scenic sites; or

·	be placed in areas prohibited by the local governments at or above county level from having outdoor advertisements.

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

SAFE Regulations on Offshore Investment by PRC Residents and Employee Stock Options

In October 2005, the SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Notice 75, which became effective as of November 1, 2005. SAFE Notice 75 suspends the implementation of two prior regulations promulgated in January and April of 2005 by the SAFE. On July 4, 2014, SAFE issued the SAFE's Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Outbound Investment and Financing and Inbound Investment via Special Purpose Vehicles, or SAFE Circular 37, which has superseded SAFE Circular 75. Under SAFE Circular 75, SAFE Circular 37 and other relevant foreign exchange regulations, PRC residents who make, or have previously made, prior to the implementation of these foreign exchange regulations, direct or indirect investments in offshore companies will be required to register those investments. In addition, any PRC resident who is a direct or indirect shareholder of an offshore company is also required to file or update the registration with the local branch of SAFE, with respect to that offshore company for any material change involving its round-trip investment, capital variation, such as an increase or decrease in capital, transfer or swap of shares, merger, division, long-term equity or debt investment or the creation of any security interest. If any PRC shareholder fails to make the required registration or update the previously filed registration, the PRC subsidiary of that offshore parent company may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to their offshore parent company, and the offshore parent company may also be prohibited from injecting additional capital into its PRC subsidiary. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

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

The following diagram illustrates our principal subsidiaries, VIEs and VIEs’ subsidiaries as of March 31, 2016:

Equity Interest Contractual arrangements. See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements."

Notes:

(1) AirMedia Online Network Technology Co., Ltd. is 77.2%, 14.5%, 4.8% and 3.5% owned by Herman Man Guo, Qing Xu, Tao Hong and Yi Zhang, respectively.

(2) Beijing Yuehang Digital Media Advertising Co., Ltd. is 80% and 20% owned by Zhonghua Feng and Tao Hong, respectively.

(3) Beijing AirMedia Jiaming Advertising Co., Ltd. is 1.0%, 0.2%, 3.5 % and 95.3% owned by Herman Man Guo, Qing Xu, Yi Zhang and AM Yuehang, respectively.

(4) Beijing AirMedia Shengshi Advertising Co., Ltd. is 77.1%, 19.4% and 3.5% owned by Herman Man Guo, Qing Xu and Yi Zhang, respectively.

Substantially all of our operations are conducted through contractual arrangements with our consolidated VIEs in China, AirMedia Shengshi, Jiaming Advertising, AM Yuehang and AM Online. We do not have any equity interests in our VIEs, but instead enjoy the economic benefits derived from them through a series of contractual arrangements. See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements" for a description of these arrangements.

D.	Property, Plants and Equipment

Our headquarters are located in Beijing, China, where we lease approximately 4,439 square meters of office space. Our branch offices lease approximately 1,284 square meters of office space in approximately seven other locations.

In addition, we own approximately 2,109 square meters of office space in China. In September 2014 and April 2015, we entered into the agreements to purchase an office space of approximately 2,109 square meters in Beijing for a total consideration of RMB65 million (US$10.5 million).

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements because of various factors, including those set forth under "Item 3. Key Information—D. Risk Factors" or in other parts of this annual report on Form 20-F. See "Forward-looking Information."

A.	Operating Results

We are still at an early stage in our expansion into the travel Wi-Fi market. We have obtained several concession rights in this respect and plan to sell advertising spaces to advertisers and advertising agencies and sell pay-per-view contents such as movies, literatures and other contents, to users of our Wi-Fi systems.

Important Factors Affecting the Results of Operations of Our Air Travel Advertising and Gas Station Media Business

The operating results of our air travel advertising and gas station advertising business are substantially affected by the following factors and trends.

Demand for Our Advertising Time Slots and Locations

The demand for our advertising time slots and locations for each of the last three fiscal years was directly related to our customers’ available advertising budgets and the attractiveness of our network to our customers. Our network’s attractiveness is largely affected by the coverage of our network, which in turn depends on the number of intended audience that our network has the ability to reach. In terms of our air travel advertising network, the number of intended audience we can reach is largely affected by the number of air travelers in China in generally and the scale of our network. The demand for air travel is in turn affected by general economic conditions, the affordability of air travel in China and certain special events that may attract air travelers into and within China. Our customers’ advertising spending was also particularly sensitive to changes in general economic conditions. In terms of our gas station media, in addition to the general economic conditions in China, its scope of coverage is also affected by the number of Sinopec gas stations covered by our network and the number of automobile passengers who access those gas stations.

Number of Our Advertising Time Slots and Locations Available for Sale

The number of time slots available for our digital TV screens on airplanes during the period presented is calculated by multiplying the time slots per month for a given airline by the number of months during the period presented when we had operations on such airline and then calculating the sum of all the time slots for each of our network airlines. The number of locations available for sale for our light boxes and billboards in gas stations is defined as the number of light boxes and billboards we operated in Sinopec gas stations.

By increasing the number of airlines and gas stations in our network, we can increase the number of advertising time slots and locations that we have available to sell. In addition, the length of our advertising cycle for our digital TV screens can potentially be extended to longer durations depending on demand on airline. However, advertisers may be unwilling to accept placement of their advertisements on a longer time cycle which decreases the frequencies of their advertisements displayed each day.

Pricing

The average selling price for our advertising time slots is generally calculated by dividing our advertising revenues from these time slots by the number of 30-second equivalent advertising time slots for digital TV screens on airplanes sold during that period. The average selling price for our gas station media is calculated by dividing the revenues derived from all the locations sold by the number of locations sold during the period presented. The primary factors that affect the effective price we charge advertisers for time slots and locations on our network and our utilization rate include the attractiveness of our network to advertisers, which depends on the number of displays and locations, the number and scale of airplanes in our network, the level of demand for time slots and locations, and the perceived effectiveness by advertisers of their advertising campaigns placed on our network. We may increase the selling prices of our advertising time slots and locations from time to time depending on the demand for our advertising time slots, spaces and locations.

A significant percentage of the programs played on our digital TV screens on airplanes included non-advertising content such as TV programs or public service announcements. We did not directly generate revenues from non-advertising content, but we either generated such content through our VIEs or obtained such content from third party content providers. We believe that the combination of non-advertising content with advertising content makes people more receptive to our programs, which in turn makes the advertising content more effective for our advertisers. We believe this in turn allows us to charge a higher price for each advertising time slot. We closely track the program blend and advertiser demand to optimize our ability to generate revenues for each program cycle.

Utilization Rate

The utilization rate of our advertising time slots is the total time slots sold as a percentage of total time slots available during the relevant period. In order to provide meaningful comparisons of the utilization rate of our advertising time slots, we generally normalize our time slots into 30-second units for digital TV screens on airplanes, which we can then compare across network airlines and periods to chart the normalized utilization rate of our network by airlines over time. The utilization rate of our gas stations media is the total number of locations sold as a percentage of the total number of locations available during the relevant period. Our overall utilization rate was primarily affected by the demand for our advertising time slots and locations and our ability to increase the sales of our advertising time slots and locations. We plan to strengthen our sales efforts in these cities by building local sales teams to increase our direct sales of advertising time slots and locations in these cities and ultimately improve our utilization rate.

Network Coverage and Concession Fees

The demand for our advertising time slots and locations and the effective price we charged advertisers for time slots and locations on our network depended on the attractiveness and effectiveness of our network as viewed by our advertisers which, in turn, related to the breadth of our network coverage, including significant coverage on major airlines that advertisers wish to reach. As a result, it has been, and will continue to be, important for us to secure and retain concession rights contracts to place our programs on major airlines and to increase the number of programs we place on those airlines. In addition, it is also important for us to secure and maintain the coverage of our gas station network.

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

Important Factors Affecting the Results of Operations of Our Wi-Fi Business

As of the date of this annual report, we have not launched any operation of our Wi-Fi business and have not implemented any detailed business model. Based on information currently available to us, we expect our results of business of our Wi-Fi business to be substantially affected by the following factors and trends.

Successful Completion of the Installation of Our Wi-Fi Systems

In order to operate our Wi-Fi business, we must install certain hardware and software systems on the trains and buses to be covered by our Wi-Fi services. We are still in the process of such installation and may incur technical and other difficulties. Any delay in the installation process could postpone the launching of our business.

Demand for Advertising Time Slots and Locations

The demand for our time slots and locations on our train and bus Wi-Fi systems is expected to relate to the amount of our customers’ advertising spending budget and the attractiveness of our Wi-Fi system as a platform for their advertisements. The amount of available advertising budget is largely affected by the general economic conditions in China. The attractiveness of our Wi-Fi system as an advertising platform depends on whether our Wi-Fi system has the ability to reach the advertisers’ intended audience, which will in turn be affected by factors including the number and types of travelers who will use our Wi-Fi systems and whether advertisements on our Wi-Fi systems can effectively attract the attention of such travelers.

Number of Our Advertising Time Slots and Locations Available for Sale

The results of our Wi-Fi business can also be affected by the number of advertisement time slots and spaces available for sale on our Wi-Fi systems. They are determined by the number of trains, buses and airplanes within our Wi-Fi service network and the number of advertisement time slots and spaces available on the system for each train, bus and airplane. By increasing the number of trains, buses and airplanes within our network, we can increase the number of advertising time slots and locations that we have available to sell. In addition, we may also increase the total number of advertisement time slots and spaces by increasing the frequency of the advertisements and designating more space on our Wi-Fi system’s interface for advertising.

Pricing

The results of our Wi-Fi business will also be affected by the level of pricing for our services. We have not yet formulated and implemented any detailed pricing model for our Wi-Fi business as of the date of this annual report.

Concession Fees

Concession fees are expected to constitute a significant portion of our cost of revenues in connection with our Wi-Fi business. Those concession fees are typically fixed under our concession rights with the railway administrative bureaus. We do not pay fixed concession fees to the operators of the long-haul buses. Any increase in concession fees will increase our cost while our revenues may not increase proportionately, or at all. It will therefore be important to our results of operations of our Wi-Fi business that we secure and retain these concession rights contracts on commercially advantageous terms.

Revenues

We generate revenues from the sale of advertising time slots and locations on our advertising network.

(All amounts are in thousands of U.S. dollars, except percentages)

	Fiscal Years Ended December 31,
	2013		2014		2015
	Amount	% of Total Revenues	Amount	% of Total Revenues	Amount	% of Total Revenues
Air Travel Media Network	$80,002	86.3%	$59,200	77.9%	$38,917	76.5%
Gas station Media Network	12,726	13.7%	11,164	14.7%	9,840	19.4%
Other Media	36	0.0%	5,583	7.4%	2,109	4.1%
Total revenues	92,764	100.0%	75,947	100.0%	50,866	100.0%
Business tax and other sales tax	(1,511)	(1.6)%	(1,254)	(1.7)%	(633)	(1.2)%
Net revenues	$91,253	98.4%	$74,693	98.3%	$50,233	98.8%

Revenues from Air Travel Media Network

Our air travel media network revenues from continuing operations in 2013, 2014 and 2015 consisted of revenues from digital frames in airports in the form of TV-attached digital frames, digital TV screens in airports, digital TV screens on airplanes, traditional media in airports and other revenues in air travel. Revenues from digital frames in airports in 2015 included certain revenues from the stand-alone digital frames in one airport and LEDs in two airports for 2015, which were not included in the disposed business but were included in revenue from continuing operations. Revenue from traditional media in airports in 2015 included certain revenues from traditional media in three airports for 2015, which were not included in the disposed business but were included in revenue from continuing operations. As we have completed the divestiture of our business lines of digital frames in airports, digital TV screens in airports and traditional media in airports, we do not expect to generate revenues from those business in the foreseeable future.

Revenues from our digital TV screens on airplanes accounted for 17.4%, 21.3% and 26.1% of our total revenues for the years ended December 31, 2013, 2014 and 2015, respectively. Our network operating digital TV screens consisted of seven, seven and six airlines as of December 31, 2013, 2014 and 2015. We expect revenues from our digital TV screens on airplanes to account for a great majority of all our revenues in the foreseeable future.

The number of time slots we sold on the digital TV screens on airplanes was 527, 558 and 432 in 2013, 2014 and 2015, respectively. The utilization rate was 35.5%, 34.3% and 26.7% in 2013, 2014 and 2015, respectively. The average selling price of advertisement on the digital TV screens on airplanes was $30,662, $29,054 and $30,904 in 2013, 2014 and 2015, respectively. The number of time slots for digital TV screens on airplanes sold refers to the number of 30-second equivalent advertising time units for digital TV screens on airplanes sold during the period presented. Utilization rate refers to total time slots for the digital TV screens on airplanes sold as a percentage of total time slots available for sale during the relevant period. Average advertising revenue per time slot sold for digital TV screens on airplanes is calculated by dividing our revenues derived from digital TV screens on airplanes by the number of time slots sold. We define a time slot for digital TV screens as a 30-second equivalent advertising time unit for digital TV screens on airplanes, which is shown on a monthly basis on the routes of a given airline. The length of our in-flight programs typically ranges from approximately 45 minutes to an hour per flight, approximately five to 13 minutes of which consist of advertising content. The number of time slots available for our digital TV screens on airplanes in any given year is calculated by multiplying the time slots per airline per month by the number of months during such year when we had operations on each airline and then calculating the sum of all the time slots for each of our network airlines.

Other revenues in air travel mainly include revenues from the production of media contents played in air travel and from the provision of system maintenance services.

The most significant factors that directly or indirectly affect our revenues from digital TV screens on airplanes and other revenues in air travel include the following:

·	our ability to retain existing advertisers and attract new advertisers;

·	our ability to retain existing concession rights to operate digital TV screens on airplanes and to add additional airlines to our network;

·	our ability to continue providing effective advertising solutions that enable advertisers to reach their target audiences;

·	the demand in general for air travel advertising; and

·	the state of the PRC and global economy.

Revenues from Gas Station Media Network

We started our gas station media network in 2009, when we gained concession rights to develop and operate an outdoor advertising network in Sinopec gas stations throughout China. Revenues from our gas station media network, consisting of outdoor advertising platforms such as LED screens, billboards and light boxes at Sinopec gas stations in China, accounted for 13.7%, 14.7% and 19.4% of our total revenues for the years ended December 31, 2013, 2014 and 2015, respectively.

The most significant factors that directly or indirectly affect our gas station media network include the following:

·	our ability to retain existing advertisers and attract new advertisers;

·	our ability to retain existing concession rights to operate at the Sinopec gas stations and to add additional gas stations to our network;

·	our ability to continue providing effective advertising solutions that enable advertisers to reach their target audiences;

·	the demand in general for gas station advertising; and

·	the state of the PRC and global economy.

Business Tax, Value-added Tax ("VAT") and Other Sales Related Tax

Our PRC subsidiaries are subject to value-added tax at a rate of 6% on revenues from advertising services and paid after deducting input VAT on purchases. The net VAT balance between input VAT and output VAT is reflected in the account under input VAT receivable or other taxes payable. In July 2012, the Ministry of Finance and the State Administration of Taxation jointly issued a circular regarding the pilot collection of VAT in lieu of business tax in certain areas and industries in the PRC, including Beijing, Jiangsu, Anhui, Fujian, Guangdong, Tianjin, Zhejiang, and Hubei between September and December 2012. Also a circular issued in May 2013 provided that such VAT pilot program is rolled out nationwide since August 2013. Since then, certain of our subsidiaries and VIEs became subject to VAT at the rates of 6% or 3%, on certain service revenues which were previously subject to business tax. Our gross revenue is presented net of the VAT.

Our net revenue is presented net of such business tax and other sale related taxes. Pursuant to the Circular on Comprehensively Promoting the Pilot Program of Replacing Business Tax with Value Added Tax promulgated by the Ministry of Finance of China and the State Administration of Taxation of China on March 23, 2016, which took effect on May 1, 2016, the Chinese government will levy VAT in lieu of business tax on a trial basis across China, and the tax rate for taxpayers who are service providers, such as us, is 6%.

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

	Fiscal Years Ended December 31,
	2013		2014		2015
	(All amounts are in thousands of U.S. Dollars, except percentages)
	Amount	%	Amount	%	Amount	%
Net revenues	$91,253	100.0%	$74,693	100.0%	$50,233	100.0%
Cost of revenues
Concession fees	(67,314)	(73.8)%	(71,533)	(95.8)%	(64,752)	(128.9)%
Agency fees	(17,674)	(19.4)%	(10,602)	(14.2)%	(4,938)	(9.8)%
Others	(12,753)	(14.0)%	(14,473)	(19.4)%	(19,887)	(39.6)%
Total cost of revenues	$(97,741)	(107.1)%	$(96,608)	(129.3)%	$(89,577)	(178.3)%

Concession Fees

We incur concession fees to airlines for placing our programs on their digital TV screens and to gas stations for operating our media displays such as light boxes, billboards and LEDs and to train administration authorities for Wi-Fi system installation and operation rights. These fees constitute a significant portion of our cost of revenues. Most of the concession fees paid to airlines were fixed under the relevant concession rights contracts with escalation clauses, which required fixed fee increases over each year of the relevant contract, and payments were usually due three or six months in advance. For gas stations, the actual concession fees paid to Sinopec were based on the actual number of developed gas stations with our operating LEDs and other displays and associated standard annual concession fees for each developed gas station or a fixed minimum payment if any base on negotiation with the petroleum company. Most of the concession fees paid to railway administrative bureaus were fixed under the relevant concession rights contracts and payments were usually one month in advance. Upon the expiration of the existing contracts, the respective railway administrative bureaus have the discretion to renew the contracts with us or not and upon renewal, they may request an increase in concession fees.

We began to incur concession fees related to our Wi-Fi business from 2013. Those fees are in the form of payments to railway administrative bureaus and we recorded these concession fees amounting to $1.3 million, $6.3 million and $7.5 million in 2013, 2014 and 2015, respectively. The rest of our concession fees consisted of those related to our non-Wi-Fi business and decreased from $66.0 million in 2013 to $65.2 million in 2014 and to $57.3 million in 2015 as we ceased some of our related operations during those periods.

Concession fees tend to increase over time as we obtain more concession rights to further develop our network. As we have obtained several concession rights to operate Wi-Fi systems on trains, we may experience an increase in our concession fees in order to retain these concession rights contracts.

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

From time to time, we and certain advertising agencies may renegotiate and mutually agree, as permitted by applicable laws, to reduce the existing agency fee liabilities as calculated under the terms of existing contracts. Because such renegotiation of agency fees usually take place after all advertising displays have been completed, such reductions in the accrued agency fees are recorded as a reduction in cost of sales in the period in which the renegotiations are finalized. During the years ended December 31, 2013, 2014 and 2015, reversals in cost of sales as a result of renegotiated agency fees amounted to $1.1 million, $0.1 million and $0.4 million, respectively.

Others

Our other cost of revenues include the following:

·	Display Equipment Depreciation. Generally, we capitalized the cost of our digital TV screens, light boxes, LED screens and billboards and related equipment in the gas station media network and PAD on high-speed trains and recognized depreciation costs on a straight-line basis over the term of their useful lives, which we estimate to be five years. The primary factors affecting our depreciation costs were the number of digital TV screens and LED screens in gas stations and the unit cost for those displays, as well as the remaining useful life of the displays.

·	Display Equipment Maintenance Cost. Our display maintenance cost consisted of salaries for our network maintenance staff, travel expenses in relation to on-site visits and monitoring and costs for materials and maintenance in connection with the upkeep of our advertising network. The primary factor affecting our display equipment maintenance cost was the size of our network maintenance staff.

·	Non-advertising Content Cost. The programs on the majority of our digital TV screens combine advertising content with non-advertising content, such as weather, sports and comedy clips. Our standard programs in airports currently include 40 minutes of non-advertising content during each hour of programming and are shown for approximately 16 hours per day. The length of our in-flight programs typically ranges from approximately 45 to 60 minutes per flight, approximately 40 to 45 minutes of which consist of non- advertising content. We believe that the non-advertising program content makes air travelers more receptive to the advertisements included in our programs and ultimately make our program more effective for our advertisers. This in turn allows us to charge a higher price for each advertising time slot. We also promoted the brand names of our advertisers through our program content by naming our programs after their brand names or displaying their logos on the corner of the digital TV screens during the programs. We produced some of the non-advertising content shown on our network through our VIEs. The majority of the non-advertising content broadcast on our network was provided by third-party content providers such as Shanghai Media Group and various local television stations and television production companies. In January 2014, we entered into a strategic partnership with China Radio International Oriental Network (Beijing) Co., Ltd, which manages the internet TV business of China International Broadcasting Network, to operate the CIBN-AirMedia channel to broadcast network TV programs to air travelers in China. We pay a fixed price for some content. Other content is provided free to us and the provider of the content benefits by having its logo shown on the content in addition to experiencing greater exposure to a wider audience. These providers of free content receive no benefit from us and do not place advertising with us. We do not directly generate revenues from these non-exchange transactions. Some of the third-party content providers that currently do not charge us for their content may do so in the future and other third-party content providers may increase the prices for their programs over time. This may increase our cost of revenues in the future.

As we launch our new Wi-Fi business, we expect to also incur cost of revenues in the form of bandwidth fees paid to mobile data service providers and Wi-Fi system maintenance fees.

Operating Expenses

During the periods covered by this report, our operating expenses consisted of general and administrative expenses and selling and marketing expenses. The following table sets forth the two components of our operating expenses, both in absolute amount and as a percentage of net revenues for the periods indicated.

	Fiscal Years Ended December 31,
	2013		2014		2015
	Amount	%	Amount	%	Amount	%
Net revenues	$91,253	100.0%	$74,693	100.0%	$50,233	100.0%
Operating expenses
General and administrative expenses	(15,104)	(16.6)%	(20,620)	(27.6)%	(27,102)	(54.0)%
Selling and marketing expenses	(9,202)	(10.1)%	(12,916)	(17.3)%	(9,611)	(19.1)%
Total operating expenses	$(24,306)	(26.7)%	$(33,536)	(44.9)%	$(36,713)	(73.1)%

We expect that our operating expenses will further increase in the future as we expand our network and operations and enhance our sales and marking activities.

General and Administrative Expenses

Our general and administrative expenses included share-based compensation expenses of $0.9 million, $1.1 million and $0.6 million in the fiscal years ended December 31, 2013, 2014 and 2015, respectively. General and administrative expenses consisted primarily of office and utility expenses, salaries and benefits for general management, finance and administrative personnel, allowance for doubtful accounts, depreciation of office equipment, public relations related expenses and other administration related expenses.

Selling and Marketing Expenses

Our selling and marketing expenses consisted primarily of salaries and benefits for our sales and marketing personnel, office and utility expenses related to our selling and marketing activities, travel expenses incurred by our sales personnel, expenses for the promotion, advertisement and sponsorship of media events, and other sales and marketing related expenses. Our selling and marketing expenses included share-based compensation expenses of nil, $0.1 million and nil in the years ended December, 31, 2013, 2014 and 2015, respectively.

Taxation

Cayman Islands. We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

British Virgin Islands. We are exempted from income tax in the British Virgin Islands on our foreign-derived income. There are no withholding taxes in the British Virgin Islands.

Hong Kong. Our Hong Kong subsidiary, Air Media (China) Ltd, did not record any Hong Kong profits tax for the year ended December 31, 2013 on the basis that its assessable profits arising in or derived from Hong Kong for 2013 were offset by the losses carried forward from previous years. For the years ended December 31, 2014 and 2015, we did not record any Hong Kong profits tax on the basis that our Hong Kong subsidiaries did not have any assessable profits arising in or derived from Hong Kong for 2014 and 2015. Dividends from our Hong Kong subsidiaries to us are exempt from withholding tax. No dividend from our Hong Kong subsidiaries was declared for the years ended December 31, 2013, 2014 and 2015.

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

Xi'an AM qualified as a "software enterprise" in August 2008 by the Technology Information Bureau of Shaanxi Province and has received a written approval from Xi'an local tax bureau that it is granted a two-year exemption from EIT commencing on its first profitable year and a 50% reduction of the 25% EIT rate for the succeeding three years. As Xi'an AM first made profit in 2009, it was exempted from EIT in 2009 and 2010, and enjoyed the preferential income tax rate of 12.5% from 2011 to 2013. Xi'an AM received the HNTE certificate jointly issued by the competent governmental authorities in Shaanxi Province in September 2014. As such, Xi'an AM is expected to be subject to a preferential income tax rate of 15% from 2014 to 2016 as long as it maintains its HNTE status.

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

Discontinued Operation

A disposal of a component of an entity or a group of components of an entity shall be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. Where an operation is classified as discontinued, a single amount is presented on the face of the consolidated statements of operations. The amount of total current assets, total non-current assets, total current liabilities and total non-current liabilities are presented separately on the consolidated balance sheets.

Revenue Recognition

Our revenues are derived from selling advertising time slots on our advertising networks. For the years ended December 31, 2013, 2014 and 2015, the advertising revenues were generated from air travel media network, gas station media network and other media.

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

Non-monetary Exchanges

We occasionally exchange advertising time slots and locations with other entities for assets or services, such as equipment and other assets. The amount of assets and revenue recognized is based on the fair value of the advertising provided or the fair value of the transferred assets, whichever is more readily determinable. The amounts of revenues recognized for nonmonetary transactions were $0.1 million, $0.2 million and $0.5 million for the years ended December 31, 2013, 2014 and 2015, respectively. No direct costs are attributable to the revenues.

Concession Fees

We enter concession right agreements with vendors such as airports, airlines, railway administrative bureaus and a petroleum company, under which we obtain the right to use the spaces or equipment of the vendors to display the advertisements. The concession right agreements are treated as operating lease arrangements.

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

From time to time, we and certain advertising agencies may renegotiate and mutually agree, as permitted by applicable laws, to reduce existing agency fee liabilities as calculated under the terms of existing contracts. Such reductions in the accrued agency fees are recorded as a reduction in cost of sales in the period the renegotiations are finalized. During the years ended December 31, 2013, 2014 and 2015, reversals in cost of sales as a result of renegotiated agency fees amounted to $1.1 million, $0.1 million and $0.4 million, respectively.

Assets Held for Sale

We consider assets to be held for sale when all of the following criteria are met: i) a formal commitment to a plan to sell a property was made and exercised; ii) the property is available for sale in its present condition; iii) actions required to complete the sale of the property have been initiated; iv) sale of the property is probable and we expect the completed sale will occur within one year; v) the property is actively being marketed for sale at a price that is reasonable given its current market value; and vi) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Upon designation as assets held for sale, we records each property at the lower of its carrying value or its estimated fair value, less estimated costs to sell, and we ceases depreciation.

Allowance for Doubtful Accounts

We conduct credit evaluations of clients and generally do not require collateral or other security from clients. We establish an allowance for doubtful accounts based upon estimates, historical experience and other factors surrounding the credit risk of specific clients, and utilize both specific identification and a general reserve to calculate allowance for doubtful accounts. The amount of receivables ultimately not collected by us has generally been consistent with expectations and the allowance established for doubtful accounts. If the frequency and amount of customer defaults change due to the clients' financial condition or general economic conditions, the allowance for uncollectible accounts may require adjustment. As a result, we continuously monitor outstanding receivables and adjust allowances for accounts where collection may be in doubt. We believe the increase or decrease of allowance for doubtful accounts is usually attributable to the growth or decrease of aged accounts receivables, especially in relation to receivables aged over 720 days, for which a full allowance is provided.

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

In July 2012, the Ministry of Finance and the State Administration of Taxation jointly issued a circular regarding the pilot collection of VAT in lieu of business tax in certain areas and industries in the PRC including Beijing, Jiangsu, Anhui, Fujian, Guangdong, Tianjin, Zhejiang, and Hubei between September and December 2012. Also, a circular issued in May 2013 provided that such VAT pilot program was rolled out nationwide in August 1, 2013. Since then, certain of our subsidiaries and VIEs became subject to VAT at the rates of 6% or 3% on certain service revenues which were previously subject to business tax. The amount of VAT included as a deduction to revenue amounted to $5.9 million, $3.6 million and $2.6 million for the years ended December 31, 2013, 2014 and 2015, respectively.

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

Our Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements, including the related notes that appear elsewhere in this annual report. We do not believe our historical consolidated results of operations are indicative of our results of operations you may expect for any future period.

	Years Ended December 31,
	2013	2014	2015
	(In thousands of U.S. Dollars, except share, per share and per ADS data)
Consolidated Statements of Operations Data:
Revenues:
Air Travel Media Network	80,002	59,200	38,917
Gas Station Media Network	12,726	11,164	9,840
Other Media	36	5,583	2,109
Total revenues	92,764	75,947	50,866
Business tax and other sales tax	(1,511)	(1,254)	(633)
Net revenues	91,253	74,693	50,233
Cost of revenues	97,741	96,608	89,577
Gross loss	(6,488)	(21,915)	(39,344)
Operating expenses:
Selling and marketing (including share-based compensation of nil, $144 and nil in 2013, 2014 and 2015, respectively)	9,202	12,916	9,611
General and administrative (including share-based compensation of $943, $1,137 and $567 in 2013, 2014 and 2015, respectively)	15,104	20,620	27,102
Total operating expenses	24,306	33,536	36,713
Loss from operations	(30,794)	(55,451)	(76,057)
Interest (expense) income, net	(224)	1,058	472
Other income, net	695	979	1,383
Loss from continuing operations before income taxes and (loss) income on equity method investments	(30,323)	(53,414)	(74,202)
Income tax (benefits)/expenses from continuing operations	(537)	(1,512)	6,421
Net loss before (loss) income on equity method investments	(29,786)	(51,902)	(80,623)
(Loss) income on equity method investments	(69)	(212)	2,352
Net loss from continuing operations	(29,855)	(52,114)	(78,271)
Less: Net loss attributable to noncontrolling interests	894	6,808	7,620
Net loss from continuing operations attributable to AirMedia Group Inc.’s shareholders	(28,961)	(45,306)	(70,651)
Discontinued operation:
Net income from discontinued operations (including gain of $244,164 upon the disposal in the year ended December 31, 2015)	17,159	22,230	272,879
Income tax benefits (expenses) from discontinued operations	1,176	(1,942)	(51,696)
Net income from discontinued operations, net of tax	18,335	20,288	221,183
Less: Net income from discontinued operations attributable to non-controlling interests	-	(677)	(885)
Net income from discontinued operations attributable to AirMedia Group Inc.’s shareholders	18,335	19,611	220,298
Net (loss)/income	(11,520)	(31,826)	142,912
Net (loss)/income attributable to AirMedia Group Inc.’s shareholders	$(10,626)	$(25,695)	$149,647

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Net Revenues. Our net revenues decreased by 32.7% from $74.7 million in 2014 to $50.2 million in 2015. The decrease was primarily due to the decrease in revenues from air travel media network.

Revenues from air travel media network: Revenues from air travel media network decreased by 34.3% to $38.9 million in 2015 from $59.2 million in 2014. Among our revenues from air travel media network, revenues from digital TV screens on airplanes were $13.3 million and $16.2 million in 2015 and 2014, respectively. The remainder of revenues from air travel media network mainly consisted of (i) revenues from the stand-alone digital frames in one airport and LEDs in two airports for part of 2015, which were not included in the disposed business, and (ii) certain revenues from traditional media in three airports for part of 2015, which were not included in the disposed business. Changes in revenues from air travel media network from 2014 to 2015 also reflected the sale of our business of TV-attached digital frames and digital TV screens in airports in 2015.

The number of time slots sold on digital TV screens on airplanes decreased by 22.6% to 432 time slots in 2015 from 558 time slots in 2014 primarily due to a soft advertising market. The number of time slots available for sale decreased by 0.5% to 1,620 time slots in 2015 from 1,628 time slots in 2014. Utilization rate decreased to 26.7% in 2015 from 34.3% in 2014 primarily due to the decrease in the number of time slots sold. The average selling price per time slot of digital TV screens on airplanes increased by 6.4% to $30,904 in 2015 from $29,054 in 2014 primarily due to lower discounts offered in 2015 than in 2014.

Revenues from the gas station media network: Revenues from the gas station media network decreased by 11.9% to $9.8 million from $11.2 million in 2014 due to a soft advertising market.

Revenues from other media: Revenues from other media were primarily revenues from our film distribution business. Revenues from other media decreased by 62.2% year-over-year from $5.6 million in 2014 to $2.1 million in 2015, primarily due to a decrease of $4.8 million in film distribution revenue as a result of a competitive film market.

Cost of Revenues. Our cost of revenues decreased by 7.2% from $96.6 million in 2014 to $89.6 million in 2015. Our cost of revenues as a percentage of our net revenues increased from 129.3% in 2014 to 178.3% in 2015. This increase was mainly due to a combined effect of the decrease in our revenues and the increase in our concession fees. Concession fees decreased by 9.4% from $71.5 million in 2014 to $64.8 million in 2015, primarily due to an decrease in the prices of our concession rights. Concession fees as a percentage of net revenues increased from 95.8% in 2014 to 128.9% in 2015. Our revenues decreased significantly as we exited many of the business lines, but we continued to pay much of the related concession fees in 2015 due to our obligations under the concession rights. As of the date of this annual report, concession rights contracts in connection with the business that we no longer operate have either expired or been transferred to third parties. We expect to incur concession fee costs associated only with the business lines of digital TV screens on airplanes, gas station media and our Wi-Fi business in the foreseeable future.

Operating Expenses. Our operating expenses increased by 9.5% from $33.5 million in 2014 to $36.7 million in 2015. Our total operating expenses in 2014 included share-based compensation expenses of $1.3 million while our total operating expenses in 2015 included share-based compensation expenses of $0.6 million.

·	Selling and Marketing Expenses. Our selling and marketing expenses decreased by 25.6% from $12.9 million in 2014 (including $0.1 million of share-based compensation expenses) to $9.6 million in 2015 (including nil share-based compensation expenses) mainly due to a decrease of $1.8 million in marketing expenses.

·	General and Administrative Expenses. Our general and administrative expenses increased by 31.4% from $20.6 million (including $1.1 million of share-based compensation expenses) in 2014 to $27.1 million (including $0.6 million of share-based compensation expenses) in 2015, primarily due to higher professional service fees in connection with the sale of AM Advertising.

Loss from Continuing Operations. We recorded a loss from continuing operations of $76.1 million in 2015, as compared to a loss from continuing operations of $55.5 million in 2014 as a cumulative result of the above factors.

Net income from discontinued operations. We recorded $272.9 million of net income from discontinued operations in 2015 compared with $22.2 million in 2014. Such increase was mainly attributable to a one-off gain of $244.2 million upon the disposal of equity interest of AM Advertising in 2015.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Net Revenues. Our net revenues decreased by 18.1% from $91.3 million in 2013 to $74.7 million in 2014. The decrease was primarily due to the decrease in revenues from air travel media network.

Revenues from air travel media network: Revenues from air travel media network decreased by 26.0% to $59.2 million in 2014 from $80.0 million in 2013, primarily due to decrease in revenues from traditional media in airports in 2014 as we decided not to renew certain unprofitable or low-margin contracts after their expiration. Revenues from digital TV screens on airplanes remained stable from 2013 to 2014.

The number of time slots on digital TV screens on airplanes sold increased by 5.9% to 558 time slots in 2014 from 527 time slots in 2013 primarily due to higher discounts offered in 2014 than in 2013. The number of time slots available for sale increased by 9.6% to 1,628 time slots in 2014 from 1,486 time slots in 2013. Utilization rate decreased to 34.3% in 2014 from 35.5% in 2013. The average selling price per time slot of digital TV screens on airplanes decreased by 5.2% to $29,054 in 2014 from $30,662 in 2013 primarily due to the higher discounts we offered in 2014.

Cost of Revenues. Our cost of revenues decreased by 1.2% from $97.7 million in 2013 to $96.6 million in 2014. Our cost of revenues as a percentage of our net revenues increased from 107.1% in 2013 to 129.3% in 2014. This increase was mainly due to a combined effect of the decrease in our revenues and the increase in our concession fees. Concession fees increased by 6.2% from $67.3 million in 2013 to $71.5 million in 2014, primarily due to an increase in the price of our concession rights. Concession fees as a percentage of net revenues increased from 73.8% in 2013 to 95.8% in 2014.

Operating Expenses. Our operating expenses increased by 38.0% from $24.3 million in 2013 to $33.5 million in 2014. Our total operating expenses in 2013 included share-based compensation expenses of $0.9 million while our total operating expenses in 2014 included share-based compensation expenses of $1.3 million.

·	Selling and Marketing Expenses. Our selling and marketing expenses increased by 40.4% from $9.2 million in 2013 (including nil share-based compensation expenses) to $12.9 million in 2014 (including $0.1 million share-based compensation expenses) mainly due to higher expenses related to our direct sales force, higher marketing expenses as well as higher office and utilities expenses.

·	General and Administrative Expenses. Our general and administrative expenses increased by 36.5% from $15.1 million (including $0.9 million of share-based compensation expenses) in 2013 to $20.6 million (including $1.1 million of share-based compensation expenses) in 2014, primarily due to higher allowance for doubtful accounts and higher expenses of office and equipment, partially offset by lower other expenses, lower professional fees and lower staff expenses.

Loss from Continuing Operations. We recorded a loss from continuing operations of $55.5 million in 2014, as compared to a loss from continuing operations of $30.8 million in 2013 as a cumulative result of the above factors.

Net income from discontinued operations. We recorded $22.2 million of net income from discontinued operations in 2014 as compared to $17.2 million in 2013.

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

An employee terminated employment with us on October 13, 2014 but continued to provide service as a nonemployee consultant. The option to purchase 50,000 shares granted to him was not modified in connection with the change in status, but future services from him is required for option vesting. The associated compensation cost has been measured as if the outstanding award was newly granted at the date of the change of status.

On May 12, 2015, we granted 660,000 options to our employees under the 2012 Option Plan to purchase our ordinary shares at an exercise price of $1.675 per share. One twelfth of these options will vest each quarter through May 12, 2018. The expiration date will be 5 years from the grant date.

On June 15, 2015, an employee terminated his employment with us but continued to provide service as a nonemployee consultant. 200,000 options granted to him on June 1, 2014 were not modified in connection with the change in status, but future service is still necessary to earn the award. The compensation cost was measured as if the options were newly granted at the date of the change of status. The incremental share-based compensation expense for the year ended December 31, 2015 was not material.

On October 31, 2015, an employee terminated his employment with us but continued to provide service as a nonemployee consultant. 100,000 options granted to him on May 12, 2015 were not modified in connection with the change in status, but future service is still necessary to earn the award. The compensation cost was measured as if the options were newly granted at the date of the change of status. The incremental share-based compensation expense for the year ended December 31, 2015 was not material.

On December 31, 2015, two consultants resigned. Of the 200,000 options granted to one of them on May 12, 2015, 3,332 were vested through the date of resignation. The expiration date of the vested options was modified from May 12, 2020 to May 31, 2016. For the rest 166,668 unvested options, one twelfth of the total granted options will still vest on February 12, 2016 following the original vesting schedule and the rest 150,002 options were cancelled on the date of resignation. The fair value of the stock options, which was $1.12 per share as of the modification date, was estimated using the Black-Scholes model. The incremental compensation cost of the modified award was immaterial for the year ended December 31, 2015. Of the 100,000 options granted to the other consultant on May 12, 2015, 16,664 were vested through the date of resignation. The expiration date of the vested options was modified from May 12, 2020 to January 31, 2016, and the 83,336 unvested options were cancelled on the date of resignation.

The fair value of each option granted was estimated on the date of grant/modification using the Black-Scholes option pricing model.

We recorded share-based compensation of $0.9 million, $1.3 million and $0.6 million for the years ended December 31, 2013, 2014 and 2015, respectively.

Inflation

Historically inflation has not had a significant effect on our business. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2013, 2014 and 2015 was increase of 2.5%, 1.5% and 1.6%, respectively.

Although it has not materially impacted our results of operations in 2015, we can provide no assurance that we will not be affected in the future by potentially higher rates of inflation in China. For example, certain operating costs and expenses, such as employee compensation and office operating expenses, may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

B.	Liquidity and Capital Resources

To date, we have financed our operations primarily through internally generated cash, the sale of preferred shares in private placements and the proceeds we received from our initial public offering. As of December 31, 2015, we had approximately $86.9 million in cash and cash equivalents. We generally deposit our excess cash in interest bearing bank accounts. Although we consolidate the results of our VIEs in our consolidated financial statements, we can only receive cash payments from them pursuant to our contractual arrangements with them and their shareholders. See "Item 4. Information on the Company — C. Organizational Structure." Our principal uses of cash primarily include capital expenditures, contractual concession fees, business acquisitions, share repurchases, and other investments and, to a lesser extent, salaries and benefits for our employees and other operating expenses. We expect that these will remain our principal uses of cash in the foreseeable future. We may also use additional cash to fund strategic acquisitions.

Cash Flow

The following table shows our cash flows with respect to operating activities, investing activities and financing activities for the years ended December 31, 2013, 2014 and 2015:

	Years Ended December 31,
	2013	2014	2015
Net cash provided by (used in) operating activities	537	(1,814)	(69,062)
Net cash (used in) provided investing activities	(70,466)	(6,157)	88,142
Net cash provided by financing activities	54,311	16,823	2,141
Effect of exchange rate changes	1,636	(1,067)	(1,698)
Net (decrease)/ increase in cash	(13,982)	7,785	19,523
Cash at the beginning of the year	73,634	59,652	67,437
Cash at the end of the year	59,652	67,437	86,960

Operating Activities

Net cash used in operating activities was $69.1 million for the year ended December 31, 2015, consisting of net cash used in continuing operating activities of $28.0 million and net cash used in discontinued operating activities of $41.0 million. Net cash used in continuing operating activities was primarily attributable to (1) certain non-cash expenses that did not result in cash outflow, principally the depreciation and amortization of $5.8 million, (2) an increase of other current assets of $16.1 million, (3) a decrease of $8.6 million in accounts payable and (4) a decrease of $6.8 million in accrued expenses and other current liabilities.

Net cash used in operating activities was $1.8 million for the year ended December 31, 2014, consisting of net cash used in continuing operating activities of $42.6 million and net cash provided by discontinued operating activities of $40.8 million. The net cash used in continuing operating activities was primarily attributable to (1) certain non-cash expenses that did not result in cash outflow, principally depreciation and amortization of $6.3 million and allowance for doubtful accounts of $3.2 million, (2) an increase of other non-current assets of $5.1 million, (3) a decrease of $1.9 million in deferred revenue and (4) a decrease of $1.7 million in accounts payable.

Net cash provided by operating activities was $0.5 million for the year ended December 31, 2013, consisting of net cash used in continuing operating activities of $23.6 million and net cash provided by discontinued operating activities of $24.1 million. The net cash used in continuing operating activities was primarily attributable to (1) a increase of $6.5 million in accounts receivable and (2) an increase of $3.4 million in prepaid concession fees. The foregoing was partly offset by certain non-cash expenses, principally depreciation and amortization of $11.8 million, allowance for doubtful accounts of $1.0 million and gain on sale/maturity of short-term investments of $1.4 million.

Investing Activities

Net cash provided by investing activities for the year ended December 31, 2015 amounted to $88.1 million, consisting of net cash used in continuing investing activities of $5.1 million, offset by net cash provided by discontinued investing activities of $93.2 million. The amount of net cash used in continuing investing activities was principally attributable to (1) purchase of property and equipment of $10.4 million, (2) purchase of long term investments of $3.0 million, (3) acquisition of Guangzhou Xinyu of $4.8 million, offset by (4) net amount received upon settlement of short-term investment of $14.2 million.

Net cash used in investing activities for the year ended December 31, 2014 amounted to $6.2 million, consisting of net cash provided by continuing investing activities of $6.0 million, offset by net cash used in discontinued investing activities of $12.1 million. The amount of net cash provided by continuing investing activities was principally attributable to net amount received upon settlement of short-term investment of $26.1 million, and partially offset by purchase of property and equipment of $4.3 million and prepaid equipment costs of $11.2 million.

Net cash used in investing activities for the year ended December 31, 2013 amounted to $70.5 million, consisting of net cash used in continuing investing activities of $58.6 million and net cash used in discontinued investing activities of $11.8 million. The amount of net cash used in continuing investing activities was principally attributable to prepaid equipment costs of $57.0 million.

Prepaid Equipment Costs

In 2014, we recorded approximately $11 million for the prepaid equipment cost primarily as a result of our purchase of 200 sets of gas station LEDs. Since these equipment were under installation but still in the process of acceptance, the amount we incurred for the purchase was recorded as prepaid equipment costs. This purchase was funded entirely with the proceeds we received from Elec-Tech as part of their investment in GreatView Media. As of December 31, 2014, Elec-Tech contributed $68.5 million to the share capital of GreatView Media. We purchased 1,200 sets of LED screens in total from Elec-Tech, amounting to $55.4 million, for our gas station media business as of December 31, 2015. As of December 31, 2015, we have installed and accepted 600 sets of LED screens amounting to $27.7 million.

Capital Expenditures

Our capital expenditures were made primarily to purchase equipment for our network, including network construction for our gas station media network and our Wi-Fi business. We also exchange advertising time slots with other entities for digital TV screens and other equipment through barter transactions.

Our capital expenditures were $57.8 million in 2013, $15.5 million in 2014 and $9.4 million in 2015, respectively.

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

Financing Activities

Net cash provided by financing activities amounted to $2.1 million for the year ended December 31, 2015, consisting of net cash provided by continuing financing activities of $2.1 million.

Net cash provided by financing activities amounted to $16.8 million for the year ended December 31, 2014, consisting of net cash provided by continuing financing activities of $16.8 million.

Net cash provided by financing activities amounted to $54.3 million for the year ended December 31, 2013, consisting of net cash provided by continuing financing activities of $55.9 million and net cash used in discontinued financing activities of $1.6 million.

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

Recently Issued Accounting Pronouncements

Recently adopted accounting pronouncements

In April 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Updates ("ASU") 2014-08 which amends to change the criteria for reporting discontinued operations while enhancing disclosures in this area. It also addresses sources of confusion and inconsistent application related to financial reporting of discontinued operations guidance in U.S. GAAP.

Under the new guidance, only disposals representing a strategic shift in operations should be presented as discontinued operations. Those strategic shifts should have a major effect on the organization’s operations and financial results. Examples include a disposal of a major geographic area, a major line of business, or a major equity method investment.

In addition, the new guidance requires expanded disclosures about discontinued operations that will provide financial statement users with more information about the assets, liabilities, income, and expenses of discontinued operations.

The new guidance also requires disclosure of the pre-tax income attributable to a disposal of a significant part of an organization that does not qualify for discontinued operations reporting. This disclosure will provide users with information about the ongoing trends in a reporting organization’s results from continuing operations. The amendments in the ASU are effective in the first quarter of 2015 for public organizations with calendar year ends. Early adoption is permitted. We early adopted this ASU in January 2015. The effects of the pronouncement have been reflected in the consolidated financial statements.

Recently issued accounting pronouncements not yet adopted

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. The guidance requires an entity to evaluate whether there are conditions or events, in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued and to provide related footnote disclosures in certain circumstances. The guidance is effective for the annual period ending after December 15, 2016, and for annual and interim periods thereafter. Early application is permitted. The adoption of this guidance is not expected to have a significant impact on our consolidated financial statements.

On August 12, 2015, the FASB issued a new pronouncement, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date. The amendments in this ASU defer the effective date of ASU 2014-09 for all entities by one year. Public business entities should apply the guidance in ASU 2014-09 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. We are in the process of evaluating the impacts of adoption of this guidance on our consolidated financial statements.

On September 25, 2015, the FASB issued ASU 2015-16 to simplify the accounting for measurement-period adjustments. The ASU, which is part of the FASB’s simplification initiative (i.e., the Board’s effort to reduce the cost and complexity of certain aspects of U.S. GAAP), was issued in response to stakeholder feedback that restatements of prior periods to reflect adjustments made to provisional amounts recognized in a business combination increase the cost and complexity of financial reporting but do not significantly improve the usefulness of the information. Under the ASU, an acquirer must recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The ASU also requires acquirers to present separately on the face of the income statement, or disclose in the notes, the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date.

Under this ASU, an acquirer must recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The ASU also requires acquirers to present separately on the face of the income statement, or disclose in the notes, the portion of the amount recorded in current period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date.

For public business entities, the ASU is effective for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years. The ASU must be applied prospectively to adjustments to provisional amounts that occur after the effective date. Early adoption is permitted for financial statements that have not been issued. We do not expect the adoption of this guidance will have a significant effect on our consolidated financial statements.

In November 2015, the FASB issued ASU 2015-17, Income Taxes-Balance Sheet Classification of Deferred Taxes. The amendments in this update simplify the presentation of deferred income taxes. ASU 2015-17 requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The amendments in ASU 2015-17 are effective for fiscal years beginning after December 15, 2016 including interim periods within those fiscal years. Earlier application is permitted for all entities as of the beginning of an interim or annual reporting period. We are in the process of evaluating the impact of adoption of this guidance on our consolidated financial statements.

On February 25, 2016, the FASB issued ASU 2016-02 Leases. The core principle of this ASU will require lessees to present right-of-use assets and lease liabilities on their balance sheets. ASU 2016-02 is effective for annual and interim periods beginning January 1, 2019. Early adoption of this ASU is permitted. Upon adoption of this ASU, the Group is required to recognize and measure leases at the beginning of the earliest period presented in the consolidated financial statements using a modified retrospective approach. The modified retrospective approach includes a number of optional practical expedients that the Group may elect to apply. We are currently evaluating and assessing the impact of adoption of this ASU on our consolidated financial statements.

In March 2016, the FASB issued ASU 2016-08, which amends the principal-versus-agent implementation guidance and illustrations in the Board's new revenue standard (ASC 606). The amendments in this update clarify the implementation guidance on principal versus agent considerations. When another party, along with the reporting entity, is involved in providing goods or services to a customer, an entity is required to determine whether the nature of its promise is to provide that good or service to the customer (as a principal) or to arrange for the good or service to be provided to the customer by the other party (as an agent). The guidance is effective for interim and annual periods beginning after December 15, 2017. We are in the process of evaluating the impact of adoption of this guidance on our consolidated financial statements.

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

F.	Tabular Disclosure of Contractual Obligations

We have entered into operating lease agreements primarily for our office spaces in China. These leases expire through 2018 and are renewable upon negotiation. In addition, the contract terms of our concession rights contracts are usually three to five years. Most of these concession rights expire through 2018 and are renewable upon negotiation. The following table sets forth our contractual obligations and commercial commitments as of December 31, 2015:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of U.S. Dollars)
Operating lease agreements	$1,632	$1,279	$353	$-	$-
Concession rights contracts	96,980	21,035	35,408	31,159	9,378
Purchase obligations (1)	26,177	26,177	-	-	-
Total	$124,789	$48,491	$35,761	$31,159	$9,378

(1) Our purchase obligation is mainly related to our commitments to purchase agreement with vendors for media equipment and our gas stations and a property, which is due within one year.

G.	Safe Harbor

See the section headed "Forward-Looking Information".

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth certain information regarding our directors and executive officers as of March 31, 2016.

NAME	AGE	POSITION
Herman Man Guo	52	Chairman and Chief Executive Officer
James Zhonghua Feng	45	Director
Richard Peidong Wu	51	Chief Financial Officer
Qing Xu	55	Director and Executive President
Peixin Xu	45	Director
Conor Chiahung Yang	53	Independent Director
Shichong Shan	85	Independent Director
Dong Wen	50	Independent Director
Songzuo Xiang	51	Independent Director
Hua Zhuo	46	Independent Director
Song Ye	35	Vice President
Bo Yang	35	Vice President
Bo Wu	47	Vice President
Peng Zhou	36	Vice President
Hong Li	45	Vice President
Rong Guo	47	Vice President

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

Mr. James Zhonghua Feng has served as our director since May 2011. Prior to that, he served as chief operating officer since our inception and with respect to certain of our pre-existing affiliated entities since October 2005. Before joining us in 2005, he served as the general manager of New Chang'an Media Advertising Company from 2004 to 2005. From 2002 to 2004, Mr. Feng served as the deputy general manager of Beijing Tianzhi Creative Advertising Company. Prior to that, Mr. Feng has served various positions in the advertising industry, including as general manager of an outdoor advertisement company and a print media company. Mr. Feng received an Executive MBA degree from Peking University in China in 2009.

Mr. Richard Peidong Wu has served as our chief financial officer since June 2014. Prior to joining our company, Mr. Wu worked as the head of legal and compliance at the greater china division of Nokia Solutions and Networks. Prior to that, he was the chief financial officer of Vimicro International Corporation from 2011 to 2012. Mr. Wu also worked as a managing director at Dragon Bay Capital, a China-focused investment advisory firm specializing in private placement, pre-IPO turnarounds, pre-auditing and investor relations. Mr. Wu started his career as a senior legal counsel at Beijing Bei Fang Law Offices. Mr. Wu received his MBA degree from the Wharton School of the University of Pennsylvania, a master's degree in criminal justice from Indiana University and a postgraduate law diploma from the Chinese University of Political Science and Law. Mr. Wu is a licensed attorney in China.

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

Mr. Conor Chiahung Yang has served as our independent director since March 2013. Mr. Yang has serves as the chief financial officer of Tuniu Corporation since January 2013. Previously, Mr. Yang was the chief financial officer of E-Commerce China Dangdang Inc., a NYSE-listed company, from March 2010 to July 2012 and the chief financial officer of our company, from March 2007 to March 2010. Mr. Yang was the chief executive officer of Rock Mobile Corporation from 2004 to February 2007. From 1999 to 2004, Mr. Yang served as the chief financial officer of the Asia Pacific region for CellStar Asia Corporation. Mr. Yang was an executive director of Goldman Sachs (Asia) L.L.C. from 1997 to 1999. Prior to that, Mr. Yang was a vice president of Lehman Brothers Asia Limited from 1994 to 1996 and an associate at Morgan Stanley Asia Limited from 1992 to 1994. Mr. Yang currently serves as an independent director of Leyou Technologies Holdings Limited, Mr. Yang received his MBA degree from University of California, Los Angeles in 1992 and his bachelor's degree from Fu Jen University in Taiwan in 1985.

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

Mr. Dong Wen has served as our independent director since July 2015. Mr. Wen has been the general manager of the home furnishing business division of Leju Holdings Limited (NYSE: LEJU) since 2011. Prior to that, he worked for four years as the chief executive officer of Lianlian Technology Group, which is the largest channel management vendor for authorized third-party prepayment for China Mobile subscribers according to that company. From 2002 to 2007, Mr. Wen worked as a senior vice president of B&Q China.

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

Mr. Hua Zhuo. Mr. Zhuo has served as our director since July 2015. He has worked as the chairman and president of Zhongyuan Guoxin Credit Financing Guarantee Co., Ltd. since 2003. Prior to that, he worked as the general manager at several other companies. Mr. Zhuo received his MBA degree from Peking University.

Mr. Song Ye has served as our vice president in charge of product development since September 2015. Prior joining us, Mr. Ye was the product director of Qihoo 360 Technology, a major internet security software provider in China. Mr. Ye has extensive experience in developing customer orientated online products with his ability of design planning, operating, marketing and creating innovative business modes. Mr. Ye received his MBA degree from Guanghua School of Management, Peking University and his bachelor’s degree from Nanjing University.

Mr. Bo Wu has served as our chief technology officer and vice president since December 2015. Prior joining us, Mr. Wu served as the chief architect for research and development of Baidu.com from September 2013 to June 2015, the senior vice president of Leadtone Wireless Communication Technology Co., Ltd. from September 2008 to April 2013 and the senior manager of research and development of Microsoft.

Mr. Bo Yang has served as our vice president in charge of the business development of our group companies since November 2015. From August 2010 to November 2015, Mr. Yang served as the business director of the mobile service section of Baidu.com, a leading searching engine in China, during which Mr Yang was in charge of the management and development of Baidu Mobile Searching Union. Prior to that, Mr. Yang was the business development manager of Borqs International Holding Corp and the operating director of Prosten Technology Holdings Limited. Mr. Yang received his EMBA degree from the University of Texas at Arlington, his master degree in software engineering from Nanjing and his bachelor's degree from University of Science and Technology of China

Mr. Peng Zhou has served as our vice president in charge of marketing and public relationship since January 2016. Mr. Peng Zhou has had an intimate knowledge in marketing and strategic planning for online products. Previously, Mr. Zhou served as the senior vice president of Tianji.com from January 2015 to November 2015. From January 2012 to December 2014, Mr. Zhou was the senior director of industry analysis in the marketing consultant department of Baidu.com. From August 2007 to August 2011, Mr. Zhou served as the marketing director of baicheng.com. Prior to that, Mr. Zhou worked in elong.com and Sohu.com. Mr. Zhou received his bachelor’s degree from Tianjin University of Commerce.

Mr. Hong Li has served as our vice president in charge of In-bus WIFI business since May 2015. Prior Joining us, Mr. Li served as the vice president of Green Energy GP from March 2014 to May 2015, vice president of Greka Energy International Corp. from June 2008 to June 2013 and the executive director and president of Zhongyou Hengran Petroleum and Gases Co., Ltd from September 2003 to June 2008. Mr. Li received his bachelor’s degree from Beijing International Studies University.

Ms. Rong Guo has served as our vice president in charge of In-train WIFI business since early 2015. Prior joining us, Ms. Guo has accumulated an abundant management experience on the online media industry. Ms. Guo served as the as the vice general manager of Baiyun International Airport Advertising Co., Ltd. and the account director of Shanghai Shengshi Great Wall Advertising Co., Ltd.

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

In 2015, the aggregate cash compensation to our executive officers was approximately $0.3 million and the aggregate cash compensation to our non-executive directors was approximately $0.3 million. Our PRC subsidiaries and consolidated VIEs are required by law to make contributions equal to certain percentages of each employee's salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits. Other than the above-mentioned pension insurance mandated by applicable PRC law, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company except as required under applicable PRC law.

Share Options

In July 2007, we adopted the 2007 Option Plan to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. In December 2009, we amended the 2007 Option Plan by increasing the maximum aggregate number of shares issuable under the plan from 12,000,000 to 17,000,000. In March 2011, our board of directors authorized the issuance of 2,000,000 ordinary shares under the 2011 Option Plan with the same aim as the 2007 Option Plan. In 2012, our board of directors adopted the 2012 Option Plan, under which we are authorized to grant restricted shares or options and other awards for a total issuance of up to 6,000,000 ordinary shares. As of December 31, 2015, options to purchase 10,438,840 of our ordinary shares were outstanding. The majority of these options will vest on a straight-line basis over a three-year period, with one-twelfth of the options vesting each quarter from the date of grant.

The following table summarizes, as of December 31, 2015, the outstanding options granted to our executive officers, directors and to other individuals as a group under our 2007 Option Plan, as amended, 2011 Option Plan and 2012 Option Plan.

Name	Ordinary Shares Underlying Options	Exercise Price (US$/Share)(1)	Date of Grant	Expiration Date
Herman Man Guo	2,000,000	1.15	July 2, 2007	July 2, 2017
James Zhonghua Feng	436,114	1.15	July 2, 2007	July 2, 2017
	150,000	1.15	July 20, 2007	July 20, 2017
	840,000	1.15	July 10, 2009	July 10, 2016
	110,000	1.15	November 29, 2007	November 29, 2015
Richard Peidong Wu	1,276,620	1.025	June 1, 2014	June 1, 2019
Qing Xu	*	1.15	March 22, 2011	March 22, 2021
Peixin Xu	-	-	-	-
Conor Chia-hung Yang	*	1.15	July 2, 2007	July 2, 2017
	*	1.15	November 29, 2007	November 29, 2015
	*	1.15	July 10, 2009	July 10, 2016
Shichong Shan	*	1.15	July 20, 2007	July 20, 2017
Dong Wen	-	-	-	-
Songzuo Xiang	*	1.15	July 10, 2009	July 10, 2016
Hua Zhuo	-	-	-	-
Peng Zhou	-	-	-	-
Bo Wu	-	-	-	-
Bo Yang	-	-	-	-
Song Ye	-	-	-	-
Rong Guo	-	-	-	-
Hong Li	-	-	-	-
Other individuals as a group	280,000	1.57	July 20, 2007	July 20, 2017
Other individuals as a group	339,534	1.15	July 20, 2007	July 20, 2017
Other individuals as a group	35,000	1.57	November 29, 2007	November 29, 2015
Other individuals as a group	20,000	1.15	November 29, 2007	November 29, 2015
Other individuals as a group	730,884	1.15	July 10, 2009	July 10, 2016
Other individuals as a group	40,000	1.57	July 10, 2009	July 10, 2016
Other individuals as a group	20,000	1.15	July 10, 2009	July 10, 2016
Other individuals as a group	213,454	1.15	March 22, 2011	September 1, 2017
Other individuals as a group	200,000	1.15	March 22, 2011	March 22, 2016
Other individuals as a group	600,000	1.15	March 22, 2011	March 22, 2021
Other individuals as a group	273,324	0.72	September 4, 2012	May 31, 2016
Other individuals as a group	103,332	1.025	June 1, 2014	April 1, 2016
Other individuals as a group	690,000	1.025	June 1, 2014	June 1, 2019
Other individuals as a group	8,430	1.045	August 1, 2014	January 31, 2016
Other individuals as a group	16,664	1.675	May 12, 2015	January 1, 2016
Other individuals as a group	53,702	1.675	May 12, 2015	April 1, 2016
Other individuals as a group	260,000	1.675	May 12, 2015	May 12, 2020
Other individuals as a group	75,840	1.045	August 1, 2014	August 1, 2019

*	Aggregate beneficial ownership of our company by such officer or director is less than 1% of our total outstanding ordinary shares.

(1)	On August 23, 2011, in order to provide better incentive to our employees, our board of directors approved an adjustment to the exercise price of a portion of the stock options previously granted to certain optionees on July 2, 2007, July 20, 2007, November 29, 2007, July 10, 2009 and March 22, 2011. The exercise price for the adjusted portion of the options is $1.15 per ordinary share and the exercise price for the unadjusted portion will remain the same at $1.57 per ordinary share.

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

Audit Committee. Our audit committee consists of Messrs. Songzuo Xiang, Shichong Shan and Conor Chia-hung Yang. Mr. Yang is the chairperson. Our board of directors has determined that all members of our audit committee satisfy the "independence" requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the rules and regulations of the NASDAQ Stock Market LLC. We have determined that each of Songzuo Xiang and Conor Chia-hung Yang qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

·	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

·	reviewing with the independent auditors any audit problems or difficulties and management's response;

·	reviewing and approving all proposed related-party transactions on an ongoing basis;

·	discussing the annual audited financial statements with management and the independent auditors;

·	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

·	annually reviewing and reassessing the adequacy of our audit committee charter;

·	other matters specifically delegated to our audit committee by our board of directors from time to time;

·	meeting separately and periodically with management and the independent auditors; and

·	reporting regularly to the full board of directors.

Compensation Committee. Our compensation committee consists of Messrs. Junjie Ding, Conor Chia-hung Yang and Shichong Shan. Conor Chia-hung Yang is the chairperson. Our board of directors has determined that Messrs. Hua Zhuo, Conor Chia-hung Yang and Shichong Shan satisfy the "independence" requirements of the rules and regulations of the NASDAQ Stock Market LLC. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

·	reviewing and recommending to the board with respect to the total compensation package for our executive officers;

·	reviewing and making recommendations to the board with respect to the compensation of our directors; and

·	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Compliance Committee. Our compliance committee consists of Messrs. Qing Xu, Songzuo Xiang and Hua Zhuo. Mr. Xu is the chairperson. Our compliance committee assists the board in overseeing the Company's compliance with the laws and regulations applicable to the Company's business, and compliance with the Company's code of business conduct and ethics and related policies by employees, officers, directors and other agents and associates of the Company. The compliance committee is responsible for, among other things:

·	establishing and revising project and purchase control policies;

·	establishing and revising administration and business supervision policies;

·	accepting, investigating, and settling any comments, complaints, and reports from employees;

·	investigating and settling any matters delegated from the board of directors; and

·	monitoring the status of implementation of company policies.

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

We had 887, 890 and 415 employees as of December 31, 2013, 2014 and 2015, respectively. The decrease in our number of employees from 2014 to 2015 was mainly attributable to our divestitures of several of our business lines in 2015. The following table sets forth the number of our employees by area of business as of December 31, 2013, 2014 and 2015, respectively:

	As of December 31,
	2013		2014		2015
	Number of Employees	% of Total	Number of Employees	% of Total	Number of Employees	% of Total
Sales and Marketing Department	370	41.7	369	41.5	57	13.7
Quality Control and Technology Department	244	27.5	200	22.5	175	42.2
Programming Department	52	5.9	74	8.3	19	4.6
Resources Development Department	57	6.4	81	9.1	15	3.6
General Administrative and Accounting	164	18.5	166	18.6	149	35.9
Total	887	100.0	890	100.0	415	100.0

The following table sets forth the breakdown of employees by geographic location as of December 31, 2015:

City	Number of Employees	% of Total
Beijing	337	81.2%
Shanghai	4	1.0%
Guangzhou	19	4.6%
Shenzhen	5	1.2%
Chengdu	2	0.5%
Wenzhou	11	2.7%
Others	37	8.9%
Total	415	100.0%

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

Our employees are not covered by any collective bargaining agreement. We consider our relations with our employees to be generally good.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2016, by:

·	each of our directors and executive officers; and

·	each principal shareholder, or person known to us to own beneficially more than 5.0% of our ordinary shares.

The calculations in the shareholder table below are based on 125,230,667 ordinary shares outstanding as of March 31, 2016 (excluding 2,431,390 ordinary shares and ordinary shares represented by ADSs reserved for settlement upon exercise of our incentive share awards). Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days after March 31, 2016, the most recent practicable date, including through the exercise of any option, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Herman Man Guo(1)	19,505,980	15.3%
James Zhonghua Feng(2)	4,692,242	3.7%
Richard Peidong Wu	*	*
Qing Xu(3)	1,600,000	1.3%
Peixin Xu(6)	12,000,000	9.6%
Conor Chiahung Yang	*	*
Shichong Shan	*	*
Dong Wen	—	—
Songzuo Xiang	*	*
Hua Zhuo	—	—
Song Ye	—	—
Bo Yang	—	—
Bo Wu	—	—
Peng Zhou	—	—
Hong Li	—	—
Rong Guo	—	—
All directors and executive officers	39,608,852	30.4%

Principal Shareholders:
Dan Shao (4)	20,584,214	16.4%
Wealthy Environment Limited(5)	17,505,980	14.0%
Bison Capital Media Limited (6)	12,000,000	9.6%

*	Aggregate beneficial ownership of our company by such director or officer is less than 1% of our total outstanding ordinary shares.

(1)	Includes (i) 16,105,980 ordinary shares held by Wealthy Environment Limited, a BVI company wholly owned by Mr. Herman Man Guo, (ii) 1,400,000 ordinary shares represented by American Depositary Shares held by Wealthy Environment Limited and (iii) 2,000,000 ordinary shares issuable upon exercise of options held by Mr. Guo that are exercisable within 60 days.

(2)	Includes (i) 540,000 ordinary shares represented by American Depositary Shares held by Ample Business International, (ii) 1,536,114 ordinary shares issuable upon exercise of options held by Mr. James Zhonghua Feng that are exercisable within 60 days, and (iii) 2,616,128 ordinary shares held by Ample Business International Ltd., a BVI company wholly owned by Mr. James Zhonghua Feng. The registered address of Ample Business International Ltd. is OMC Chambers, P.O. Box 3152, Road Town, Tortola, BVI.

(3)	Includes (i) 1,000,000 ordinary shares held by Mambo Fiesta Limited, a BVI company wholly owned by Mr. Qing Xu, and (ii) 600,000 ordinary shares issuable upon exercise of options held by Mr. Xu that are exercisable within 60 days.

(4)	Includes (i) 20,000,000 ordinary shares held by Global Earning Pacific Limited and (ii) 584,214 ordinary shares represented by ADSs that Ms. Dan Shao purchased in one or more open-market transactions. Global Earning Pacific Limited, a company incorporated in BVI, is wholly owned and controlled by Ms. Dan Shao, Mr. Herman Man Guo's wife. The registered address of Global Earning Pacific Limited is OMC Chambers, Wickham Cay 1, Road Town Tortola, BVI.

(5)	Includes (i) 16,105,980 ordinary shares held by Wealthy Environment Limited, and (ii) 1,400,000 ordinary shares represented by American Depositary Shares held by Wealthy Environment Limited. Wealthy Environment Limited, a company incorporated in BVI, is wholly owned and controlled by Herman Man Guo. The registered address of Wealthy Environment Limited is P.O. Box 173, Kingston Chambers, Road Town Tortola, BVI.

(6)	The address of Bison Capital Media Limited is c/o Bison Capital Holding Company Limited, 609-610, 21st Century Tower, 40 Liangmaqiao Road, Chaoyang District, Beijing, People's Republic of China, 100016. Bison Capital Media Limited, a Cayman Islands company, is wholly-owned by Bison Capital Holding Company Limited, a Cayman Islands company, which is in turn wholly owned by Ms. Fengyun Jiang, a citizen of Hong Kong Special Administrative Region. Ms. Jiang is the sole director of both Bison Capital Media Limited and Bison Capital Holding Company Limited. Ms. Jiang possesses the power to direct the voting and disposition of the shares owned by Bison Capital Media Limited and may be deemed to have beneficial ownership of such shares. Mr. Peixin Xu is the husband of Ms. Jiang and, as such, Mr. Xu may be deemed to beneficially own the 12,000,000 ordinary shares directly held by Bison Capital Media Limited in the form of ADSs.

Other than as otherwise disclosed in this report, we are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly. None of our major shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

As of March 31, 2016, 127,662,057 of our ordinary shares were issued and outstanding, of which 2,431,390 ordinary shares are issued to our depositary bank reserved for future exercise of vested options. To our knowledge, we had only one record shareholder in the United States, JPMorgan Chase Bank, N. A., which is the depositary of our ADS program and held approximately 68.7% of our total outstanding ordinary shares as of March 31, 2016. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

For the options granted to our directors, officers and employees, please refer to "— B. Compensation — Share Options."

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to "Item 6. Directors, Senior Management and Employees — E. Share Ownership."

B.	Related Party Transactions

Contractual Arrangements

Our consolidated VIEs, AM Yuehang, and AirMedia Shengshi, together with their subsidiaries, directly operate our air travel advertising network, enter into related concession rights contracts and sell advertising time slots and advertising locations to our advertisers. Our consolidated VIE, AM Online, along with its subsidiaries, enters into concession rights contracts in relation to our Wi-Fi business and is expected to directly operate this business and enter into related business contracts. We have been and expect to continue to be dependent on our VIEs to operate our advertising business and Wi-Fi business. AM Technology has entered into contractual arrangements with our VIEs, pursuant to which AM Technology provides exclusive technology support and service and technology development services in exchange for payments from them. In addition, AM Technology has entered into agreements with our VIEs and each of their individual shareholders (except Yi Zhang), which provide AM Technology with the substantial ability to control our VIEs. These agreements are summarized in the following paragraphs.

·	Technology support and service agreements: AM Technology provides exclusive technology support and consulting services to our VIEs and in return, the VIEs are required to pay AM Technology service fees. Except for AM Online, the VIEs pay to AM Technology annual service fees in the amount that guarantee that the VIEs can achieve, after deducting such service fees payable to AM Technology, a net cost- plus rate of no less than 0.5% in the case of AirMedia Shengshi and Jiaming Advertising, or 1.0% in the case of AM Yuehang. It is at AM Technology's sole discretion that the rate and amount of service fees ultimately charged the VIEs under these agreements are determined. The "net cost-plus rate" refers to the operating profit as a percentage of total costs and expenses of a certain entity. The technology support and service fees for each given year payable by AM Online to AM Technology under AM Online’s technology support and service agreement shall be determined by AM Online and AM Technology at the first month of such year taking into account several factors. Those factors include the credential of the team of AM Technology that provides services to AM Online, the number of service hours, the nature and value of the services provided by AM Technology, the extent to which AM Technology provides patent or other license to AM Online in its provision of technology support and service and the correlation between AM Online’s results of operations and the technology support and service provided by AM Technology. In the event AM Technology finds it necessary to make subsequent adjustment to the amount of fees, AM Online shall negotiate in good faith with AM Technology to determine the new fee. The technology support and service agreements are effective for ten years and such term is automatically renewed upon their expiration unless either party to an agreement informs the other party of its intention not to extend at least twenty days prior to the expiration of these agreements.

·	Technology development agreements: Our VIEs exclusively engage AM Technology to provide technology development services. AM Technology owns the intellectual property rights developed in the performance of these agreements. Except for AM Online, the VIEs pay to AM Technology annual service fees in the amount that guarantee that the VIEs can achieve, after deducting such service fees payable to AM Technology, a net cost-plus rate of no less than 0.5% in the case of AirMedia Shengshi and Jiaming Advertising, which final rate should be determined by AM Technology. It is at AM Technology's sole discretion the rate and amount of fees ultimately charged the VIEs under these agreements are determined. The "net cost-plus rate" refers to the operating profit as a percentage of total costs and expenses of a certain entity. The technology development fees for each given year payable by AM Online to AM Technology under AM Online’s technology development agreement shall be determined by AM Online and AM Technology at the first month of such year taking into account several factors. Those factors include the credential of the team of AM Technology that provides services to AM Online, the number of service hours, the nature and value of the services provided by AM Technology, the extent to which AM Technology provides patent or other license to AM Online in its provision of technology development service and the correlation between AM Online’s results of operations and the technology development service provided by AM Technology. In the event AM Technology finds it necessary to make subsequent adjustment to the amount of fees, AM Online shall negotiate in good faith with AM Technology to determine the new fee. The technology development agreements are effective for ten years and such term is automatically renewed upon their expiration unless either party informs the other party of its intention not to extend at least twenty days prior to the expiration of these agreements.

·	Exclusive Technology Consultation and Service Agreement: AM online exclusively engages AM Technology to provide consultation services in relation to management, training, marketing and promotion. AM Online agrees to pay to AM Technology the amount of annual service fees as determined by AM Technology. In the event AM Technology finds it necessary to make subsequent adjustment to the amount of fees, AM Online shall negotiate in good faith with AM Technology to determine the new fees. The exclusive technology consultation and service agreement remains effective for ten years and such term may be reviewed by AM Technology’s written confirmation prior to the expiration of the agreement term.

·	Call option agreements: Under the call option agreements between AM Technology and the individual shareholders (except Yi Zhang) of AirMedia Shengshi, AM Yuehang and Jiaming Advertising, the shareholders of those VIEs irrevocably granted AM Technology or its designated third party an exclusive option to purchase from the VIEs' shareholders, to the extent permitted under PRC law, all the equity interests in the VIEs, as the case may be, for the minimum amount of consideration permitted by the applicable law without any other conditions. Under the call option agreements between AM Technology and the shareholders of AM Online, the shareholders of AM Online (except Yi Zhang) irrevocably granted AM Technology or its designated third party an exclusive option to purchase from the shareholders of AM Online, to the extent permitted under PRC law, all the equity interests in AM Online, as the case may be. To the extent the applicable PRC law does not require the valuation of the subject equity interests and does not otherwise restrict the purchase price for such equity interests, such purchase price shall equal the amount of actual payment made by the respective shareholders of AM Online with respect to the equity interests whether in the form or share capital injection or secondary purchase price. If and where the applicable PRC law requires the valuation of the subject equity interests or otherwise has restrictions on the purchase price for such equity interests, such purchase price shall equal the minimum amount of consideration permitted by the applicable law. In addition, under these agreements (except for the call option agreements between AM Technology and the shareholders of AM Online), AM Technology has undertaken to act as guarantor of VIEs in all operations-related contracts, agreements and transactions and commit to provide loans to support the business development needs of VIEs or if the VIEs suffer operating difficulties, provided that the relevant VIE's shareholders satisfy the terms and conditions in the call option agreements. Under PRC laws, to provide an effective guarantee, a guarantor needs to execute a specific written agreement with the beneficiary of the guarantee. As AM Technology has not entered into any written guarantee agreements with any third party beneficiaries to guarantee the VIEs' performance obligations to these third parties, none of these third parties can demand performance from AM Technology as a guarantor of the VIEs' performance obligations. The absence of a written guarantee agreement, however, does not affect our conclusion that we are the primary beneficiary of the VIEs and in turn should consolidate the financials of the VIEs. The term of each call option agreement is ten years and such terms can be renewed upon expiration at AM Technology's sole discretion. In January 2016, shareholders of AM Online, AirMedia Shengshi and Jiaming Advertising (except Yi Zhang) entered into a supplement agreement to provide that, without respect to the changes in equity interest percentages of those shareholders in the respective VIEs, the relevant provisions of the respective call option agreements shall continue to apply.

·	Equity pledge agreements: Under the equity pledge agreements between AM Technology and the individual shareholders of our VIEs other than AM Online, the individual shareholders of those VIEs (except Yi Zhang) pledged all of their equity interests, including the right to receive declared dividends, in those VIEs to AM Technology to guarantee those VIEs' performance of their obligations under the technology support and service agreement and the technology development agreement. Under the equity pledge agreements between AM Technology and the shareholders of AM Online, the shareholders of AM Online (except Yi Zhang) pledged all of their equity interests, including the right to receive declared dividends, in AM Online to AM Technology to guarantee the performance by AM Online of its obligations under its call option agreement and its exclusive technology consultation and service agreement. If the VIEs fail to perform its obligations set forth in the applicable agreements, AM Technology shall be entitled to exercise all the remedies and powers set forth in the provisions of the applicable equity pledge agreements. Those agreements remain effective for as long as the technology support and service agreements and technology development agreement are effective, or, in the case of AM Online, until two years after the term of the obligations under the call option agreement and exclusive technology consultation and service agreement. Pursuant to the PRC Property Rights Law, an equity pledge is not perfected as a security property right unless it is registered with the competent local administration for industry and commerce. We have not yet registered the share pledges by shareholders of AM Online, AirMedia Shengshi and Jiaming Advertising. In January 2016, shareholders of AM Online, AirMedia Shengshi and Jiaming Advertising (except Yi Zhang) entered into a supplement agreement to provide that, without respect to the changes in equity interest percentages of those shareholders in the respective VIEs, the relevant provisions of the respective equity pledge agreements shall continue to apply.

·	Authorization letters: Each individual shareholder of the VIEs (except Yi Zhang) has executed an authorization letter to authorize persons appointed by AM Technology to exercise certain of its rights, including voting rights, the rights to enter into legal documents and the rights to transfer any or all of its equity interest in the VIEs. The authorization letters by the shareholders of our VIEs will remain effective during the operating periods of the respective VIEs and for so long as the respective parties remain shareholders of the VIEs unless terminated earlier by AM Technology or unless the call option agreement with respect to VIEs is terminated prior to its expiration.

Through the above contractual arrangements, AM Technology has obtained the voting interest in the VIEs of all their shareholders (except Yi Zhang), has the right to receive substantially all dividends declared and paid by the VIEs and may receive substantially all of the net income of the VIEs through the technical support and service fees as determined by AM Technology at its sole discretion. Accordingly, we have consolidated the VIEs because we believe, through the contractual arrangements, (1) AM Technology could direct the activities of the VIEs that most significantly affect its economic performance and (2) AM Technology could receive substantially all of the benefits that could be potentially significant to the VIEs. Other than the contractual arrangements described above, because the management and certain employees of AM Technology also serve in the VIEs as management or employees, certain operating costs paid by AM Technology, such as payroll costs and office rental, were re-charged to the VIEs.

AM Technology also entered into loan agreements with each shareholder of AM Online (except Yi Zhang), pursuant to which AM Technology agrees to make loans in an aggregate amount of RMB50 million to the shareholders of AM Online solely for the incorporation and capitalization of AM Online. The loan is interest free and the term of the loan is ten years and shall be automatically renewed on an annual basis unless AM Technology objects. AM Technology can require the shareholders to repay all or a portion of the loan before the maturity date with a 15 days prior written notice. Under such circumstances, AM Technology is entitled to, or designate a third party to, buy all or a portion of the shareholders' equity interests in AM Online on a pro rata basis based on the amount of the repaid principal of the loan. As of the date of this annual report, no loan had been made and the capital of AM Online subscribed by shareholders other than Yi Zhang was not injected.

Amounts due from related parties

As of December 31, 2015, we had $1.2 million due from Beijing AirMedia Advertising Co., Ltd., a wholly owned subsidiary of one of our equity method investees, and it represents the amount of concession using fees receivable as of December 31, 2015.

As of December 31, 2015, we had $0.6 million due from Beijing AirMedia Lianhe Advertising Co., Ltd, a wholly owned subsidiary of one of our equity method investees, and it represents the amount of concession using fees receivable as of December 31, 2015.

As of December 31, 2015, we had $0.4 million due from AirMedia City (Beijing) Outdoor Advertising Co., Ltd., a wholly owned subsidiary of one of our equity method investees, and it represents the amount of concession using fees receivable as of December 31, 2015.

As of December 31, 2015, we had $0.4 million due from Beijing AirMedia Jinshi Advertising Co., Ltd., a wholly owned subsidiary of one of our equity method investees, and it represents the amount of concession using fees receivable as of December 31, 2015.

As of December 31, 2015, we had $0.2 million due from Beijing Dayun Culture Communication Co., Ltd., an entity invested by our management, and it represents the unreceived consideration of $0.2 million for selling 20% of equity interests in AirMedia Lianhe as of December 31, 2015.

Amounts due to related parties

As of December 31, 2015, we had $15.1 million due to AM Advertising for using concessions owned by AM Advertising and unpaid loans incurred before the disposal and related interests due to AM Advertising as of December 31, 2015.

As of December 31, 2015, we had $0.3 million due to AirTV United raised from the restructuring before the disposal.

Transactions with related parties

During 2015, we earned $0.3 million revenues and incurred $0.1 million costs from Beijing AirMedia Advertising Co., Ltd. and Beijing AirMedia Jinshi Advertising Co., Ltd. for some concession in certain airports.

Share Options

See "Item 6. Directors, Senior Management and Employees — B. Compensation — Share Options."

"Going-Private" Transaction

On June 19, 2015, the Mr. Herman Man Guo submitted to the board of directors of the Company a preliminary non-binding proposal letter (the “Proposal Letter”) to acquire the Company in a going private transaction for $3.00 in cash per Share (or $6.00 in cash per ADS) other than any ordinary shares or ADSs of the Company beneficially held by Mr. Herman Man Guo, his affiliates or other management shareholders who may choose to roll over their Shares in connection with the proposed acquisition (the “Proposal”). The proposed purchase price represents a premium of approximately 70.5% to the closing trading price of our ADS on June 18, 2015, the last trading day prior to the date of the going-private proposal. Our board of directors has formed a special committee consisting of three independent directors, Messrs. Conor Chia-hung Yang (to serve as chairman of the committee), Shichong Shan and Songzuo Xiang, to consider the Proposal.

On June 29, 2015, the Mr. Guo, Mr. Xu and Mr. Feng entered into a consortium agreement pursuant to which the consortium members agreed to, among other things, form a consortium to work exclusively with one another to undertake the proposed transaction described in the Proposal Letter. On September 18, 2015, upon signing and delivery of a withdrawal notice, Mr. Feng ceased to be a member of the buyer consortium. Also on September 18, 2015, Mr. Guo and Mr. Xu entered into an amended and restated consortium agreement pursuant to which the buyer consortium members agreed to, among other things, work exclusively with one another to undertake the proposed transaction described in the Proposal Letter.

On September 29, 2015, we, AirMedia Holdings Ltd. (“Parent”) and AirMedia Merger Company Limited (“Merger Sub”) executed and delivered the merger agreement and the applicable parties executed the ancillary documents relating thereto as to which they respectively are a party. The Company issued a press release announcing the execution of the merger agreement and the ancillary documents on September 30, 2015. Subject to satisfaction of the terms and conditions under the merger agreement, at the effective time of the merger, the Merger Sub will merge with and into our company, with our company continuing as the surviving corporation and a wholly-owned subsidiary of the Parent. Each of our ordinary shares (including ordinary shares represented by ADSs) issued and outstanding immediately prior to the effective time of the merger, other than (a) our ordinary shares (and the ordinary shares represented by ADSs) beneficially owned by the rollover shareholders, but excluding the 1,000,000 ordinary shares of the Company (in the form of 500,000 ADSs) beneficially owned by Mambo Fiesta Limited, a holding vehicle of Mr. Xu, (b) ordinary shares of the Company (including ordinary shares represented by ADSs) owned by Parent, Merger Sub or the Company (as treasury shares, if any), or by any direct or indirect wholly-owned subsidiary of Parent, Merger Sub or the Company, (c) ordinary shares (including ordinary shares represented by ADSs) reserved (but not yet allocated) by the Company for settlement upon exercise of the Company’s incentive shares awards under any share incentive plans of the Company, and (d) ordinary shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their dissenters’ rights under the Cayman Islands Companies Law, will be cancelled in exchange for the right to receive $3.00 in cash without interest.

The merger is subject to customary closing conditions including the approval of the merger agreement by an affirmative vote of holders of shares representing at least two-thirds of the voting power of the shares present and voting in person or by proxy at a meeting of our shareholders which will be convened to consider the approval of the merger agreement and the merger.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Financial Statements

We have appended consolidated financial statements filed as part of this annual report. See "Item 18. Financial Statements".

Legal Proceedings

We may become subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time.

The Company and two of its officers were named as defendants in a putative securities class action filed on June 25, 2015 in the U.S. District Court for the Southern District of New York:  Huang v. AirMedia Group Inc. et al., Civil Action No. 1:15-CV-04966-ALC (S.D.N.Y.).  The complaint in this putative class action alleges that certain of the defendants’ financial statements and other public statements and disclosures contained misstatements or omissions, including with respect to the alleged sale of an equity interest in the Company’s advertising subsidiary, in violation the U.S. securities laws.  The complaint states that plaintiffs seek to represent a class of persons who allegedly suffered damages as a result of their trading activities related to the Company’s ADRs between April 15 and June 15, 2015, and alleges violations of Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder.  On November 10, 2015, the Court appointed China Xiayuan Transportation Co. Ltd. as the lead plaintiff and appointed a lead counsel.  On January 15, 2016, the lead plaintiff filed an amended complaint, advancing similar allegations and claims as the previously filed complaint and seeking to represent a class of persons who allegedly suffered damages as a result of their trading activities related to the Company’s ADRs between April 7 and June 15, 2015.  On February 5, 2016, the Company filed a letter pursuant to the judge’s individual practice rules, in which the Company identified the bases for its anticipated motion to dismiss the amended complaint and requested a pre-motion conference.  On February 10, 2016, the lead plaintiff filed a letter in response to the Company’s the February 5, 2016 letter.  On February 11, 2016, the court denied the request for a pre-motion conference, and ordered a briefing schedule. Consistent with the court’s briefing schedule, on March 10, 2016, the Company and one of its officers  (the “Filing Defendants”) filed a motion to dismiss the amended complaint.  On April 7, 2016, the lead plaintiff filed its opposition to the motion to dismiss.  On April 21, 2016, the Filing Defendants filed a reply to the lead plaintiff’s opposition.  The action otherwise remains in its preliminary stages. We believe the case is without merit and intend to defend the actions vigorously. For risks and uncertainties relating to the pending cases against us, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We have been named as a defendant in putative shareholder class action lawsuits that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.”

We are not currently a party to, nor are we aware of, any other legal proceeding, investigation or claim which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.

Dividend Policy

We have never declared or paid any dividends, nor do we have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Our board of directors has discretion in deciding whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium account, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Even if our board of directors decides to pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors.

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

See "—C. Markets."

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing two of our ordinary shares, were listed on the NASDAQ Global Market on November 7, 2007 and were subsequently transferred to the NASDAQ Global Select Market. Our ADSs trade under the symbol "AMCN." The following table provides the high and low trading prices for our ADSs for the periods noted.

Annual Market Prices	High	Low
Year 2011	7.60	2.10
Year 2012	4.01	1.33
Year 2013	3.20	1.50
Year 2014	3.24	1.65
Year 2015	7.70	1.83

Quarterly Market Prices

First Quarter 2014	3.24	1.90
Second Quarter 2014	2.56	1.96
Third Quarter 2014	2.41	1.65
Fourth Quarter 2014	3.20	1.67
First Quarter 2015	2.64	1.83
Second Quarter 2015	7.70	1.91
Third Quarter 2015	5.42	3.39
Fourth Quarter 2015	5.64	5.28
First Quarter 2016	5.71	5.05

Monthly Market Prices
October 2015	5.63	5.28
November 2015	5.54	5.28
December 2015	5.64	5.41
January 2016	5.64	5.34
February 2016	5.53	5.05
March 2016	5.71	5.46
April 2016	5.66	5.16
May 2016 (until May 13, 2016)	5.47	4.06

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The following are summaries of material terms and provisions of our amended and restated memorandum and articles of association and the Companies Law (2013 Revision) of the Cayman Islands, or the Companies Law, insofar as they relate to the material terms of our ordinary shares. This summary is not complete, and you should read our amended and restated memorandum and articles of association, which has been filed as Exhibit 99.3 to our Form 6-K (File No. 001-33765) filed with the SEC on December 10, 2009, and the amendment thereto, which has been filed as Exhibit 99.2 to our Form 6-K (File No. 001-33765) filed with the SEC on June 27, 2013. We subsequently amended our memorandum and articles of association by shareholders' resolutions passed on July 18, 2013, the results of which have been filed as Exhibit 99.1 to our Form 6-K (File No. 001-33765) filed with the SEC on July 23, 2013.

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

See "Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Foreign Exchange" for a description of PRC regulations on foreign exchange.

E.	Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. No Cayman Islands stamp duty will be payable unless an instrument is executed in, or after execution brought to or produced before a court in the Cayman Islands.

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

Passive Foreign Investment Company Considerations

Although we do not believe that we were classified as a PFIC, for U.S. federal income tax purposes, for the taxable year ended December 31, 2015, there is a significant risk that we will become a PFIC for our current taxable year ending December 31, 2016 and future taxable years unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of non-passive income. In general, we will be classified as a PFIC for any taxable year if either (i) 75 percent or more of our gross income for such year is passive income or (ii) 50 percent or more of the average quarterly value of our assets (as generally determined on the basis of fair market value) produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are generally classified as passive and goodwill and other unbooked intangibles associated with active business activities may generally be classified as non-passive. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25 percent (by value) of the stock. Although the law in this regard is unclear, we treat the VIEs (and their subsidiaries) as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operations of such entities but also because we are entitled to substantially all of the economic benefits associated with such entities, and, as a result, we consolidate such entity's' operating results in our consolidated financial statements. If it were determined, however, that we are not the owner of any of our VIEs (or their subsidiaries) for U.S. federal income tax purposes, we could be treated as a PFIC for the current taxable year or any future taxable year. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given with respect to our PFIC status for any taxable year.

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

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds ADSs or ordinary shares, and unless a mark-to-market election (as described below) is made, a U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make (which generally means any distribution received in a taxable year that is greater than 125 percent of the average annual distributions received in the three preceding taxable years or such U.S. Holder's holding period for the ADSs or ordinary shares, if shorter), and (ii) any gain realized on the sale or other disposition, including a pledge, of our ADSs or ordinary shares. Under the PFIC rules:

·	such excess distribution or gain will be allocated ratably over the U.S. Holder's holding period for the ADSs or ordinary shares;

·	such amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we are classified as a PFIC (a "pre-PFIC year") will be taxable as ordinary income;

·	such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to such U.S. Holder for that year; and

·	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

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

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We have not used derivative financial instruments in our investment portfolio. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates. A hypothetical 1% decrease in interest rates would have resulted in a decrease of approximately $0.09 million in our interest income for the year ended December 31, 2015.

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

To the extent that we need to convert our U.S. dollar-denominated assets into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on RMB amount we receive from the conversion. A hypothetical 10% decrease in the exchange rate of the U.S. dollar against RMB would have resulted in a decrease of $0.01 million in the value of our U.S. dollar-denominated financial assets at December 31, 2015. Conversely, if we decide to convert our RMB-denominated cash amounts into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to us.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us annually for our expenses incurred in connection with investor relationship programs and any other program related to our ADS facility and the travel expense of our key personnel in connection with such programs. The depositary has also agreed to provide additional payments to us based on the applicable performance indicators relating to our ADS facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. We recognize the reimbursable amounts in other income on our consolidated statements of operations on a straight-line basis over the contract term with the depositary. For the year ended December 31, 2015, we received $0.2 million from the depositary as reimbursement for our expenses incurred.

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

As of December 31, 2015, the net proceeds from our initial public offering have been used up as follows:

·	approximately $122.4 million for the purchase of digital displays and other equipment and the construction of gas station media platforms;

·	approximately $24.8 million for share repurchases; and

·	approximately $10.1 million for the purchase of long-term investments.

·	approximately $29.7 million for business acquisition and the purchase of intangible assets.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, due to the material weakness described below, as of December 31, 2015, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management, including our chief executive officer and chief financial officer, assessed the effectiveness of internal control over financial reporting as of December 31, 2015 using the criteria set forth in the report “Internal Control — Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission (known as COSO).

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

The following material weakness in internal control over financial reporting has been identified as of December 31, 2015. The material weakness was related to the weak operating effectiveness and lack of monitoring of controls over financial reporting due to inadequate resources or resources with insufficient experience or training in our financial reporting and internal control team.

Because of the material weakness described above, our management has concluded that we had not maintain effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

Report of the Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of AirMedia Group Inc.

We have audited AirMedia Group Inc. (the "Company"), its subsidiaries, its variable interest entity ("VIEs") and its VIEs' subsidiaries (collectively, the "Group") internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on that risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management's assessment: the weak operating effectiveness and lack of monitoring of controls over financial reporting due to inadequate resources or resources with insufficient experience or training in our financial reporting and internal control team. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2015, of the Group and this report does not affect our report on such financial statements and financial statement schedule.

In our opinion, because of the effect of the material weakness identified above on the achievement of the objectives of the control criteria, the Group has not maintained effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedules as of and for the year ended December 31, 2015, of the Group and our report dated May 16, 2016 expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People's Republic of China

May 16, 2016

Changes in Internal Control over Financial Reporting

In preparing our consolidated financial statements, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting as of December 31, 2015. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified was related to the weak operating effectiveness and lack of monitoring of controls over financial reporting due to inadequate resources or resources with insufficient experience or training in our financial reporting and internal control team.

To remedy our identified material weakness, significant deficiency and other control deficiencies in connection with preparation of our consolidated financial statements, we plan to adopt several measures to improve our internal control over financial reporting. For example, during the reporting period, we obtained support from an external audit firm with experienced staff to assist us in the preparation of the financial statements for the year ended December 31, 2015. The audit firm is well-known in China and many staff hold the AICPA qualification with a solid understanding of U.S. GAAP. In order to meet the requirements of internal audit, we outsourced this function department to a professional consulting company with related industry experience and it delivered the work on time.

Other than as described above, no changes in our internal controls over financial reporting occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that each of Songzuo Xiang and Conor Chia-hung Yang, members of our audit committee, is an audit committee financial expert. Each of Songzuo Xiang and Conor Chia-hung Yang is an independent director as defined by the rules and regulations of the NASDAQ Stock Market LLC and under Rule 10A-3 under the Exchange Act.

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

	Fiscal Year Ended December 31,
	2014	2015
Audit Fees	$1,260,980	$1,336,388
Audit-Related Fees	-	-
Tax Fees	-	-
All Other Fees	147,786	38,380
TOTAL	$1,408,766	$1,374,768

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

None.

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

Maples and Calder, our Cayman Islands counsel, has provided a letter to the NASDAQ Stock Market certifying that under Cayman Islands law, we are not required to hold annual shareholder meetings. We held annual meetings in 2013. No annual meeting was held in 2012, 2014 and 2015. We may hold additional annual shareholder meetings in the future if there are significant issues that require shareholder approval.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The full text of our audited consolidated financial statements begins on page F-2 of this annual report.

ITEM 19.	EXHIBITS

Exhibit No.	Description

1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 99.3 to Form 6-K (File No. 001-33765) filed on December 10, 2009)

1.2	Amendment to Amended and Restated Memorandum and Articles of Association approved by the annual general shareholders meeting on July 18, 2013 (incorporated by reference to Exhibit 99.2 to Form 6-K (File No. 001-33765) filed on June 27, 2013)

2.1	Registrant's Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

2.2	Form of Deposit Agreement among the Company, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 to Registration Statement on Form F-1 (File No. 333- 146825), as amended, initially filed on October 19, 2007)

2.3	Amended and Restated Shareholders' Agreement originally dated as of June 7, 2007, as amended and restated on September 27, 2007, among the Company and Shareholders (incorporated by reference to Exhibit 4.4 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.1	Amended and Restated 2007 Share Incentive Plan (incorporated by reference to Exhibit 99.2 to Form 6-K filed on December 10, 2009)

4.2	2011 Share Incentive Plan (incorporated by reference to Exhibit 4.49 to Annual Report on Form 20-F filed on April 30, 2012)

4.3	2012 Share Incentive Plan. (incorporated by reference to Exhibit 4.3 to Registration Statement on Form S-8 (File No. 333-187442) filed on March 22, 2013)

4.4	Form of Employment Agreement between the Company and an Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 to Registration Statement on Form F-1 (File No. 333- 146825), as amended, initially filed on October 19, 2007)

4.5	Form of Employment Agreement between the Company and an Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 to Registration Statement on Form F-1 (File No. 333- 146825), as amended, initially filed on October 19, 2007)

4.6	Investment Framework Agreement dated October 18, 2005, as amended on September 27, 2007, among Man Guo, Qing Xu and CDH China Management Company Limited (incorporated by reference to Exhibit 10.4 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.7	English Translation of Business Cooperation Agreement dated June 14, 2007 between Beijing Shengshi Lianhe Advertising Co., Ltd. (now known as Beijing AirMedia Shengshi Advertising Co., Ltd.) and AirTV United Media & Culture Co., Ltd. (incorporated by reference to Exhibit 10.9 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.8	English Translation of Amended Power of Attorneys dated November 28, 2008 from each of the shareholders of Beijing Shengshi Lianhe Advertising Co., Ltd. (now known as Beijing AirMedia Shengshi Advertising Co., Ltd.) (incorporated by reference to Exhibit 4.11 to Annual Report on Form 20-F filed on April 28, 2009)

Exhibit No.	Description

4.9	English Translation of Amended and Restated Technology Development Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing Shengshi Lianhe Advertising Co., Ltd. (now known as Beijing AirMedia Shengshi Advertising Co., Ltd.) (incorporated by reference to Exhibit 10.12 to Registration Statement on Form F-1 (File No. 333- 146825), as amended, initially filed on October 19, 2007)

4.10	English Translation of Supplementary Agreement dated November 30, 2007 to the Amended and Restated Technology Development Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing Shengshi Lianhe Advertising Co., Ltd. (now known as Beijing AirMedia Shengshi Advertising Co., Ltd.) (incorporated by reference to Exhibit 10.1 to Annual Report on Form 20-F filed on April 30, 2008)

4.11	English Translation of Amended and Restated Technology Support and Service Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing Shengshi Lianhe Advertising Co., Ltd. (now known as Beijing AirMedia Shengshi Advertising Co., Ltd.) (incorporated by reference to Exhibit 10.13 to Registration Statement on Form F-1 (File No. 333- 146825), as amended, initially filed on October 19, 2007)

4.12	English Translation of Supplementary Agreement dated November 30, 2007 to the Amended and Restated Technology Support and Service Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing Shengshi Lianhe Advertising Co., Ltd. (now known as Beijing AirMedia Shengshi Advertising Co., Ltd.) (incorporated by reference to Exhibit 10.2 to Annual Report on Form 20-F filed on April 30, 2008)

4.13	English Translation of Amended and Restated Equity Pledge Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing Shengshi Lianhe Advertising Co., Ltd. (now known as Beijing AirMedia Shengshi Advertising Co., Ltd.) and the shareholders of Beijing Shengshi Lianhe Advertising Co., Ltd. (incorporated by reference to Exhibit 10.14 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.14	English Translation of Supplementary Agreement dated November 28, 2008 to the Amended and Restated Equity Pledge Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing Shengshi Lianhe Advertising Co., Ltd. (now known as Beijing AirMedia Shengshi Advertising Co., Ltd.) and the shareholders of Beijing Shengshi Lianhe Advertising Co., Ltd. (incorporated by reference to Exhibit 4.17 to Annual Report on Form 20-F filed on April 28, 2009)

4.15	English Translation of Amended and Restated Call Option Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing Shengshi Lianhe Advertising Co., Ltd. (now known as Beijing AirMedia Shengshi Advertising Co., Ltd.) and the shareholders of Beijing Shengshi Lianhe Advertising Co., Ltd. (incorporated by reference to Exhibit 10.15 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.16	English Translation of Supplementary Agreement dated November 28, 2008 to the Amended and Restated Call Option Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing Shengshi Lianhe Advertising Co., Ltd. (now known as Beijing AirMedia Shengshi Advertising Co., Ltd.) and the shareholders of Beijing Shengshi Lianhe Advertising Co., Ltd. (incorporated by reference to Exhibit 4.19 to Annual Report on Form 20-F filed on April 28, 2009)

4.17	English Translation of Amended Power of Attorneys dated November 28, 2008 from the shareholders of Beijing AirMedia UC Advertising Co., Ltd. (now known as Beijing AirMedia Jiaming Advertising Co., Ltd. ) (incorporated by reference to Exhibit 4.32 to Annual Report on Form 20-F filed on April 28, 2009)

Exhibit No.	Description

4.18	English Translation of Technology Development Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing AirMedia UC Advertising Co., Ltd. (now known as Beijing AirMedia Jiaming Advertising Co., Ltd. ) (incorporated by reference to Exhibit 10.22 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.19	English Translation of Supplementary Agreement dated November 30, 2007 to the Amended and Restated Technology Development Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing AirMedia UC Advertising Co., Ltd. (now known as Beijing AirMedia Jiaming Advertising Co., Ltd. ) (incorporated by reference to Exhibit 10.5 to Annual Report on Form 20-F filed on April 30, 2008)

4.20	English Translation of Technology Support and Service Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing AirMedia UC Advertising Co., Ltd. (now known as Beijing AirMedia Jiaming Advertising Co., Ltd. ) (incorporated by reference to Exhibit 10.23 to Registration Statement on Form F-1 (File No. 333- 146825), as amended, initially filed on October 19, 2007)

4.21	English Translation of Supplementary Agreement dated November 30, 2007 to the Amended and Restated Technology Support and Service Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing AirMedia UC Advertising Co., Ltd. (now known as Beijing AirMedia Jiaming Advertising Co., Ltd. ) (incorporated by reference to Exhibit 10.6 to Annual Report on Form 20-F filed on April 30, 2008)

4.22	English Translation of Equity Pledge Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia UC Advertising Co., Ltd. and the shareholders of Beijing AirMedia UC Advertising Co., Ltd. (now known as Beijing AirMedia Jiaming Advertising Co., Ltd. ) (incorporated by reference to Exhibit 10.24 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.23	English Translation of Supplementary Agreement dated November 28, 2008 to the Equity Pledge Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia UC Advertising Co., Ltd. and the shareholders of Beijing AirMedia UC Advertising Co., Ltd. (now known as Beijing AirMedia Jiaming Advertising Co., Ltd. ) (incorporated by reference to Exhibit 4.38 to Annual Report on Form 20-F filed on April 28, 2009)

4.24	English Translation of Call Option Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia UC Advertising Co., Ltd. and the shareholders of Beijing AirMedia UC Advertising Co., Ltd. (now known as Beijing AirMedia Jiaming Advertising Co., Ltd.) (incorporated by reference to Exhibit 10.25 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.25	English Translation of Supplementary Agreement dated November 28, 2008 to the Call Option Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia UC Advertising Co., Ltd. and the shareholders of Beijing AirMedia UC Advertising Co., Ltd. (now known as Beijing AirMedia Jiaming Advertising Co., Ltd. ) (incorporated by reference to Exhibit 4.40 to Annual Report on Form 20-F filed on April 28, 2009)

4.26	English Translation of Supplementary Agreement No. 2 to Call Option Agreement dated May 27, 2010 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia UC Advertising Co., Ltd. and the shareholders of Beijing AirMedia UC Advertising Co., Ltd. (now known as Beijing AirMedia Jiaming Advertising Co., Ltd.) (incorporated by reference to Exhibit 4.45 to Annual Report on Form 20-F filed on May 28, 2010)

Exhibit No.	Description

4.27	English Translation of Supplementary Agreement dated October 31, 2008 among AirMedia Technology (Beijing) Co., Ltd. and the shareholders of Beijing AirMedia UC Advertising Co., Ltd. (now known as Beijing AirMedia Jiaming Advertising Co., Ltd.), supplementing the original Loan Agreement dated January 1, 2007 (incorporated by reference to Exhibit 4.41 to Annual Report on Form 20-F filed on April 28, 2009)

4.28	English Translation of Supplementary Agreement No. 2 to the Equity Pledge Agreement dated May 27, 2010 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia UC Advertising Co., Ltd. and the shareholders of Beijing AirMedia UC Advertising Co., Ltd. (now known as Beijing AirMedia Jiaming Advertising Co., Ltd. ) (incorporated by reference to Exhibit 4.46 to Annual Report on Form 20-F filed on May 28, 2010)

4.29	English Translation of Power of Attorneys dated April 1, 2008 from each of the shareholders of Beijing Yuehang Digital Media Advertising Co., Ltd. (incorporated by reference to Exhibit 4.42 to Annual Report on Form 20-F filed on April 28, 2009)

4.30	English Translation of Technology Development Agreement dated April 1, 2008 between AirMedia Technology (Beijing) Co., Ltd. and Beijing Yuehang Digital Media Advertising Co., Ltd. (incorporated by reference to Exhibit 4.43 to Annual Report on Form 20-F filed on April 28, 2009)

4.31	English Translation of Technology Support and Service Agreement dated April 1, 2008 between AirMedia Technology (Beijing) Co., Ltd. and Beijing Yuehang Digital Media Advertising Co., Ltd. (incorporated by reference to Exhibit 4.44 to Annual Report on Form 20-F filed on April 28, 2009)

4.32	English Translation of Supplementary Agreement dated June 25, 2008 to the Technology Support and Service Agreement dated April 1, 2008 between AirMedia Technology (Beijing) Co., Ltd. and Beijing Yuehang Digital Media Advertising Co., Ltd. (incorporated by reference to Exhibit 4.45 to Annual Report on Form 20-F filed on April 28, 2009)

4.33	English Translation of Equity Pledge Agreement dated April 1, 2008 among AirMedia Technology (Beijing) Co., Ltd., Beijing Yuehang Digital Media Advertising Co., Ltd. and the shareholders of Beijing Yuehang Digital Media Advertising Co., Ltd. (incorporated by reference to Exhibit 4.46 to Annual Report on Form 20-F filed on April 28, 2009)

4.34	English Translation of Call Option Agreement dated April 1, 2008 among AirMedia Technology (Beijing) Co., Ltd., Beijing Yuehang Digital Media Advertising Co., Ltd. and the shareholders of Beijing Yuehang Digital Media Advertising Co., Ltd. (incorporated by reference to Exhibit 4.47 to Annual Report on Form 20-F filed on April 28, 2009)

4.35	English summary of Investment Agreement, dated May 12, 2013, by and among Elec-Tech International Co., Ltd., Beijing AirMedia UC Advertising Co., Ltd. (now known as Beijing AirMedia Jiaming Advertising Co., Ltd. ) and Beijing Zhongshi Aoyou Advertising Co., Ltd. (incorporated by reference to Exhibit 4.50 to Annual Report on Form 20-F filed on April 25, 2014)

4.36	English summary of Cooperation Agreement for the Establishment of Advertising Company, dated May 2013, by and between Beijing Shengshi Lianhe Advertising Co., Ltd. (now known as Beijing AirMedia Shengshi Advertising Co., Ltd.), and Guangzhou Daozheng Advertising Co., Ltd. (incorporated by reference to Exhibit 4.51 to Annual Report on Form 20-F filed on April 25, 2014)

4.37	English summary of Equity Swap Agreement, dated September 29, 2013, by and between Beijing N-S Digital TV Co., Ltd. and AirMedia Group Co., Ltd. (incorporated by reference to Exhibit 4.52 to Annual Report on Form 20-F filed on April 25, 2014)

4.38	Agreement and Plan of Merger, dated as of September 29, 2015, by and among the Registrant, AirMedia Holdings Ltd. and AirMedia Merger Company Limited (incorporated herein by reference to Exhibit 99.2 of our current report on Form 6-K filed with the Commission on September 30, 2015).

Exhibit No.	Description

4.39*	English translation of Equity Interest Transfer Agreement in respect of AirMedia Group Co., Ltd., dated June 15, 2015, by and among AirMedia Group Inc., AirMedia Technology (Beijing) Co., Ltd, Beijing AirMedia Shengshi Advertising Co., Ltd., Man Guo and Beijing Longde Wenchuang Investment Fund Management Company.

4.40*	English translation of Supplement Agreement of Equity Transfer, dated November 30, 2015, by and among AirMedia Group Inc., AirMedia Technology (Beijing) Co., Ltd, Beijing AirMedia Shengshi Advertising Co., Ltd., Man Guo and Beijing Longde Wenchuang Investment Fund Management Company.

4.41*	English translation of Exclusive Technology Consulting and Service Agreement, dated June 5, 2015, by and between AirMedia Technology (Beijing) Co., Ltd. and AirMedia Online Network Technology Co., Ltd.

4.42*	English translation of Technology Development Agreement, dated June 5, 2015, by and between AirMedia Technology (Beijing) Co., Ltd. and AirMedia Online Network Technology Co., Ltd.

4.43*	English translation of Technology Support and Service Agreement, dated June 5, 2015, by and between AirMedia Technology (Beijing) Co., Ltd. and AirMedia Online Network Technology Co., Ltd.

4.44*	English translation of Loan Agreements, dated June 5, 2015, by and between AirMedia Technology (Beijing) Co., Ltd. and each shareholder of AirMedia Online Network Technology Co., Ltd. (except Yi Zhang)

4.45*	English translation of Exclusive Call Option Agreement, dated June 5, 2015, by and between AirMedia Technology (Beijing) Co., Ltd., AirMedia Online Network Technology Co., Ltd. and each shareholder of AirMedia Online Network Technology Co., Ltd. (except Yi Zhang)

4.46*	English translation of Power of Attorney, dated June 5, 2015, by each shareholder of AirMedia Online Network Technology Co., Ltd. (except Yi Zhang)

4.47*	English translation of Equity Pledge Agreements, dated June 5, 2015, by and among AirMedia Technology (Beijing) Co., Ltd., AirMedia Online Network Technology Co., Ltd. and each shareholder of AirMedia Online Network Technology Co., Ltd. (except Yi Zhang)

4.48*	English translation of Supplement Agreement in respect of the Related Agreement Arrangement of Beijing AirMedia Shengshi Advertising Co., Ltd., dated January 21, 2016, by and among AirMedia Technology (Beijing) Co., Ltd., Man Guo and Qing Xu

4.49*	English translation of Supplement Agreement in respect of the Related Agreement Arrangement of Beijing AirMedia Jiaming Advertising Co., Ltd., dated January 21, 2016, by and among AirMedia Technology (Beijing) Co., Ltd., Man Guo and Qing Xu

4.50*	English translation of Supplement Agreement in respect of the Related Agreement Arrangement of AirMedia Online Network Technology Co., Ltd., dated March 15, 2016, by and among AirMedia Technology (Beijing) Co., Ltd., Man Guo, Qing Xu and Tao Hong

8.1*	List of the Registrant's subsidiaries

Exhibit No.	Description

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certifications by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certifications by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

15.2*	Consent of Commerce & Finance Law Offices

15.3*	Consent of Maples and Calder

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith
**	Furnished with this annual report on Form 20-F

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: May 16, 2016	AIRMEDIA GROUP INC.

/s/ Herman Man Guo

Herman Man Guo
Chairman and Chief Executive Officer

AirMedia GROUP INC.

Report of Independent Registered Public Accounting Firm

and Consolidated Financial Statements

For the years ended December 31, 2013, 2014 and 2015

AirMedia GROUP INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF AIRMEDIA GROUP INC.

We have audited the accompanying consolidated balance sheets of AirMedia Group Inc. (the “Company”), its subsidiaries, its variable interest entities (the “VIEs”) and its VIEs’ subsidiaries (collectively the “Group”) as of December 31, 2014 and 2015 and the related consolidated statements of operations, comprehensive (loss) income, changes in equity and cash flows for each of the three years in the period ended December 31, 2015 and related financial statement schedule included in Schedule I. These consolidated financial statements and financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2014 and 2015, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2015, based on the criteria established Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 16, 2016 expressed an adverse opinion on the Group’s internal control over financial reporting because of a material weakness.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

May 16, 2016

AirMedia GROUP INC.

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars in thousands, except share related data or otherwise noted)

	As of December 31,
	2014	2015
Assets
Current assets:
Cash and cash equivalents	$60,117	$86,960
Restricted cash	3,223	-
Short-term investment	17,729	3,705
Accounts receivable, net of allowance for doubtful accounts of $4,458 and $1,727 as of December 31, 2014 and 2015, respectively	23,534	9,457
Notes receivable	762	-
Prepaid concession fees	13,012	8,114
Consideration receivable	-	200,685
Other current assets	7,319	30,904
Amount due from related parties	953	2,752
Deferred tax assets - current	484	41
Assets held for sale	310	-
Current assets of discontinued operations	122,433	-
Total current assets	249,876	342,618
Property and equipment, net	35,381	48,339
Prepaid equipment costs	45,176	27,708
Long-term investments	5,962	89,637
Long-term deposits	8,511	4,879
Deferred tax assets - non-current	10,251	4,483
Acquired intangible assets, net	521	2,325
Other non-current assets	6,128	11,612
Assets of discontinued operation, non-current	33,791	-
TOTAL ASSETS	395,597	531,601

Liabilities
Current liabilities:
Short-term loan (including short-term loan of the consolidated variable interest entities without recourse to AirMedia Group Inc. nil and nil as of December 31, 2014 and 2015, respectively)	3,000	-
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to AirMedia Group Inc. $33,302 and $33,818 as of December 31, 2014 and 2015, respectively)	39,804	36,371
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to AirMedia Group Inc. $2,994 and $7,554 as of December 31, 2014 and 2015 respectively)	4,863	10,744
Deferred revenue (including deferred revenue of the consolidated variable interest entities without recourse to AirMedia Group Inc. $3,998 and $1,355 as of December 31, 2014 and 2015, respectively)	4,004	1,361
Income tax payable (including income tax payable of the consolidated variable interest entities without recourse to AirMedia Group Inc. $408 and $43,081 as of December 31, 2014 and 2015, respectively)	967	43,567
Amounts due to related parties (including amounts due to related parties of the consolidated variable interest entities without recourse to AirMedia Group Inc. nil and $15,389 as of December 31, 2014 and 2015, respectively)	-	15,389
Current liabilities of discontinued operations	72,628	-
Total current liabilities	125,266	107,432
Non-current liabilities:
Other non-current liabilities (including other non-current liabilities of the consolidated variable interest entities without recourse to AirMedia Group Inc. $1,257 and $1,205 as of December 31, 2014 and 2015, respectively)	1,257	1,205
Deferred tax liabilities - non-current (including deferred tax liabilities - non-current of the consolidated variable interest entities without recourse to AirMedia Group Inc. $130 and $91 as of December 31, 2014 and 2015, respectively)	130	91
Provision for earnout commitment (including provision for earnout commitment of the consolidated variable interest entities without recourse to AirMedia Group Inc. nil and $25,240 as of December 31, 2014 and 2015, respectively)	-	25,240
Liabilities of discontinued operations, non-current	72	-
Total liabilities	126,725	133,968

Commitments and contingencies (Note 26 and Note 27)

AirMedia GROUP INC.

CONSOLIDATED BALANCE SHEETS - continued

(In U.S. dollars in thousands, except share related data or otherwise noted)

	As of December 31,
	2014	2015

Equity

Ordinary shares ($0.001 par value; 900,000,000 shares authorized in 2014 and 2015; 127,662,057 shares and 127,662,057 shares issued as of December 31, 2014 and 2015, respectively; 119,942,413 shares and 124,395,645 shares outstanding as of December 31, 2014 and 2015, respectively)	128	128
Additional paid-in capital	323,167	317,414
Treasury stock (7,719,644 and 3,266,412 shares as of December 31, 2014 and 2015, respectively)	(9,236)	(3,778)
(Accumulated deficit) retained earnings	(99,138)	49,876
Accumulated other comprehensive income	33,815	22,928

Total AirMedia Group Inc.’s shareholders’ equity	248,736	386,568

Non-controlling interests	20,136	11,065

Total equity	268,872	397,633

TOTAL LIABILITIES AND EQUITY	$395,597	$531,601

The accompanying notes are an integral part of these consolidated financial statements.

AirMedia GROUP INC.

CONSOLIDATED statements of operations

(In U.S. dollars in thousands, except share related data or otherwise noted)

	For the years ended December 31,
	2013	2014	2015

Revenues	$92,764	$75,947	$50,866
Business tax and other sales tax	(1,511)	(1,254)	(633)
Net revenues	91,253	74,693	50,233
Less: Cost of revenues	97,741	96,608	89,577
Gross loss	(6,488)	(21,915)	(39,344)

Operating expenses:
Selling and marketing (including share-based compensation of nil, $144 and nil in 2013, 2014 and 2015, respectively)	9,202	12,916	9,611
General and administrative (including share-based compensation of $943, $1,137 and $567 in 2013, 2014 and 2015, respectively)	15,104	20,620	27,102
Total operating expenses	24,306	33,536	36,713
Loss from operations	(30,794)	(55,451)	(76,057)
Interest (expense) income, net	(224)	1,058	472
Other income, net	695	979	1,383

Loss from continuing operations before income taxes and (loss) income on equity method investments	(30,323)	(53,414)	(74,202)
Income tax (benefits) expenses from continuing operations	(537)	(1,512)	6,421
Net loss before (loss) income on equity method investments	(29,786)	(51,902)	(80,623)
(Loss) income on equity method investments	(69)	(212)	2,352
Net loss from continuing operations	(29,855)	(52,114)	(78,271)
Less: Net loss from continuing operations attributable to non-controlling interests	894	6,808	7,620
Net loss from continuing operations attributable to AirMedia Group Inc.’s shareholders	(28,961)	(45,306)	(70,651)

Discontinued operation:
Net income from discontinued operations (including gain of $244,164 upon the disposal in the year ended December 31, 2015)	17,159	22,230	272,879
Income tax benefits (expenses) from discontinued operations	1,176	(1,942)	(51,696)
Net income from discontinued operations, net of tax	18,335	20,288	221,183
Less: Net income from discontinued operations attributable to non-controlling interests	-	(677)	(885)
Net income from discontinued operations attributable to AirMedia Group Inc.’s shareholders	18,335	19,611	220,298

Net (loss) income	(11,520)	(31,826)	142,912

Net (loss) income attributable to AirMedia Group Inc.’s shareholders	$(10,626)	$(25,695)	$149,647

Net (loss) income per ordinary share
- basic	$(0.09)	$(0.22)	$1.23
- diluted	(0.09)	(0.22)	1.16
Net (loss) income per ordinary shares from continuing operations
- basic	(0.24)	(0.38)	(0.58)
- diluted	(0.24)	(0.38)	(0.58)
Net income per ordinary shares from discontinued operations
- basic	0.15	0.16	1.81
- diluted	0.15	0.16	1.70

Weighted average shares used in calculating net (loss) income per ordinary share
Basic
Continuing operations	120,386,635	119,304,773	121,740,194
Discontinued operations	120,386,635	119,304,773	121,740,194
Diluted
Continuing operations	120,386,635	119,304,773	121,740,194
Discontinued operations	120,391,294	119,924,927	129,372,158

The accompanying notes are an integral part of these consolidated financial statements.

AirMedia GROUP INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(In U.S. dollars in thousands)

	For the years ended December 31,
	2013	2014	2015

Net (loss) income	$(11,520)	$(31,826)	$142,912
Other comprehensive income (loss), net of tax of nil:
Change in cumulative foreign currency translation adjustment	7,582	(6,874)	(11,478)

Comprehensive (loss) income	(3,938)	(38,700)	131,434
Less: comprehensive loss attributable to non-controlling interest	(593)	(6,591)	(7,326)

Comprehensive (loss) income attributable to AirMedia Group Inc.’s shareholders	$(3,345)	$(32,109)	$138,760

The accompanying notes are an integral part of these consolidated financial statements.

AirMedia GROUP INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In U.S. dollars in thousands, except share data or otherwise noted)

						Accumulated	Total
					(Accumulated	other	AirMedia Group	Non-
	Ordinary shares		Additional	Treasury	deficit)	comprehensive	Inc.’s shareholders’	controlling	Total
	Shares	Amount	paid-in capital	stock	retained earnings	income	equity	interests	equity

Balance as of January 1, 2013	122,112,485	$128	$278,652	$(7,035)	$(62,817)	$32,948	$241,876	$(2,441)	$239,435
Ordinary shares issued for share based compensation	18,400	-	-	21	-	-	21	-	21
Share repurchase as treasury stock	(2,996,750)	-	-	(2,846)	-	-	(2,846)	-	(2,846)
Share-based compensation	-	-	1,251	-	-	-	1,251	-	1,251
Foreign currency translation adjustment	-	-	-	-	-	7,281	7,281	301	7,582
Net loss	-	-	-	-	(10,626)	-	(10,626)	(894)	(11,520)
Capital contribution from non-controlling interests	-	-	39,825	-	-	-	39,825	20,384	60,209
Acquisition of non-controlling interests	-	-	(5,816)	-	-	-	(5,816)	3,027	(2,789)

Balance as of December 31, 2013	119,134,135	$128	$313,912	$(9,860)	$(73,443)	$40,229	$270,966	$20,377	$291,343

Ordinary shares issued for share based compensation	808,278	-	-	624	-	-	624	-	624
Share-based compensation	-	-	1,359	-	-	-	1,359	-	1,359
Foreign currency translation adjustment	-	-	-	-	-	(6,414)	(6,414)	(460)	(6,874)
Net loss	-	-	-	-	(25,695)	-	(25,695)	(6,131)	(31,826)
Disposal of equity interests of AM Film and AirMedia Lianhe to non-controlling interest	-	-	1,433	-	-	-	1,433	1,655	3,088
Profit distribution to non-controlling interest	-	-	-	-	-	-	-	(83)	(83)
Capital contribution from non-controlling interests	-	-	6,463	-	-	-	6,463	4,778	11,241

Balance as of December 31, 2014	119,942,413	$128	$323,167	$(9,236)	$(99,138)	$33,815	$248,736	$20,136	$268,872

Ordinary shares issued for share based compensation	4,453,232	-	-	5,458	(633)	-	4,825	-	4,825
Share-based compensation	-	-	598	-	-	-	598	-	598
Foreign currency translation adjustment	-	-	-	-	-	(10,887)	(10,887)	(591)	(11,478)
Net income (loss)	-	-	-	-	149,647	-	149,647	(6,735)	142,912
Profit distribution to non-controlling interests	-	-	-	-	-	-	-	(891)	(891)
Capital contribution from non-controlling interests	-	-	271	-	-	-	271	1,042	1,313
Capital contribution to Guangzhou Meizheng	-	-	(459)	-	-	-	(459)	459	-
Acquisition of non-controlling interests	-	-	(6,163)	-	-	-	(6,163)	(2,355)	(8,518)

Balance as of December 31, 2015	124,395,645	$128	$317,414	$(3,778)	$49,876	$22,928	$386,568	$11,065	$397,633

The accompanying notes are an integral part of these consolidated financial statements.

AirMedia GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars in thousands)

	For the years ended December 31,
	2013	2014	2015
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(11,520)	$(31,826)	$142,912
Less: Net income from discontinued operations	18,335	20,288	221,183
Net loss from continuing operations	(29,855)	(52,114)	(78,271)

Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Allowance for doubtful accounts	1,049	3,212	(2,661)
Depreciation and amortization	11,813	6,294	5,771
Share-based compensation	943	1,281	567
Loss (income) on equity method investments	69	212	(2,352)
Loss on disposal of property and equipment	296	(11)	(129)
Gain on sale/maturity of short-term investments	(1,414)	(643)	(347)

Changes in assets and liabilities
Accounts receivable	(6,475)	9,371	13,742
Notes receivable	(646)	(116)	762
Prepaid concession fees	(3,388)	(997)	7,302
Other current assets	4,115	2,224	(16,045)
Long-term deposits	868	(108)	3,632
Other non-current assets	(661)	(5,095)	2,778
Amounts due from related parties	-	(953)	(4,873)
Accounts payable	2,977	(1,723)	(8,591)
Accrued expenses and other current liabilities	168	(466)	(6,762)
Deferred revenue	621	(1,905)	(2,643)
Amounts due to related parties	-	-	12,803
Deferred tax assets (liabilities), net	(4,394)	(2,288)	4,681
Income tax payable	318	(68)	42,600
Other noncurrent liabilities	-	1,264	-

Net cash used in continuing operations	(23,596)	(42,629)	(28,036)
Net cash provided by (used in) discontinued operations	24,133	40,815	(41,026)

Net cash provided by (used in) operating activities	537	(1,814)	(69,062)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(803)	(4,306)	(10,389)
Prepaid equipment costs	(56,996)	(11,224)	-
Proceeds from disposal of property and equipment	30	18	978
Net amount received upon settlement of short-term investment	111	26,073	14,206
Dividend received from equity method investee	686	242	-
Restricted cash	-	(3,223)	3,223
Acquisition of Guangzhou Xinyu (net of cash acquired of $nil)	-	-	(4,808)
Acquisition of AM Jiaming (net of cash acquired of $325)	-	-	325
Disposal of controlling interest in a former subsidiary (net of cash disposed of $14)	-	-	(14)
Loan to third parties	-	-	(5,572)
Purchase of long-term investment	(1,645)	(1,629)	(3,033)

Net cash (used in) provided by continuing operations	(58,617)	5,951	(5,084)
Net cash (used in) provided by discontinued operations	(11,849)	(12,108)	93,226

Net cash (used in) provided by investing activities	(70,466)	(6,157)	88,142

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash paid for treasury stock	(2,846)	-	-
Cash received from short-term loan	-	3,000	-
Cash payment for a short-term loan	-	-	(3,000)
Distribution of dividends to noncontrolling interests	(675)	-	(221)
Capital contribution from non-controlling interests	59,438	11,241	-
Proceeds from disposal of equity interests of AirMedia Lianhe	-	1,958	536
Proceeds from options exercised	21	624	4,826

Net cash provided by continuing operations	55,938	16,823	2,141
Net cash used in discontinued operations	(1,627)	-	-

Net cash provided by financing activities	54,311	16,823	2,141

Effect of exchange rate changes	1,636	(1,067)	(1,698)

Net (decrease) increase in cash	(13,982)	7,785	19,523
Cash and cash equivalents, at beginning of year	73,634	59,652	67,437

Cash and cash equivalents, at end of year	$59,652	$67,437	$86,960

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income tax paid	$1,340	$1,812	$957
Interests paid for short-term loan	$-	$75	$10
Fair value of property, equipment and other assets acquired in exchange of advertising services rendered and subsidiary’s equity transferred	$50,305	$11,083	$304

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES:
Payable for purchase of property and equipment	$3,561	$8,526	$15,925
Dividend payable to non-controlling interests	$-	$73	$-
Receivable for disposal of equity interests of AM Film and AirMedia Lianhe	$-	$1,118	$233
Receivable for disposal of 51% equity interest in AM Jiaming	$-	$53	$-
Consideration receivable	$-	$-	$200,685

The accompanying notes are an integral part of these consolidated financial statements.

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Introduction of the Group

AirMedia Group Inc. (“AirMedia” or the “Company”) was incorporated in the Cayman Islands on April 12, 2007.

AirMedia, its subsidiaries, its variable interest entities (“VIEs”) and VIEs’ subsidiaries (collectively the “Group”) operate its out-of-home advertising network, primarily air travel advertising network, in the People’s Republic of China (the “PRC”).

In June 2015, the Company, AM Technology, AirMedia Shengshi, which is the Company’s VIE in China as well as the controlling shareholder of AirMedia Group Co., Ltd. (“AM Advertising”), and Mr. Herman Guo, who is registered shareholder of AM Advertising under PRC law entered into a definitive agreement (“Equity Interest Transfer Agreement”) with Beijing Longde Wenchuang Fund Management Co., Ltd. (“Longde Wenchuang” or the “Buyer”) to sell 75% equity interest of AM Advertising for a consideration of RMB2.1 billion (equivalent to $324,183) in cash. As part of the transaction, the Company effected an internal business reorganization and transferred all its media business in airports (excluding digital TV screens in airports and TV-attached digital frames) and all billboard and LED media business outside of airports (excluding gas station media network and digital TV screens on airplanes) to AM Advertising to form the target business to be sold (the “Target Business”) and transferred its other business out of AM Advertising. To effectuate the sale, the Company removed the VIE structure with respect to AM Advertising. The change in the equity ownership of AM Advertising was registered with the local branch of the State Administration for Industry and Commerce, or the SAIC, in December 2015. The Company now holds 25% equity interest in AM Advertising and has ceased to consolidate the results of AM Advertising since December 2015.

In November, Longde Wenchuang transferred 46.43% equity interest of AM Advertising to Beijing Culture Center Construction Development Fund (LLP) (“Culture Center Fund”, together with Longde Wenchuang, the “Buyers”). Longde Wenchuang retained 28.57% equity interest of AM Advertising.

This disposal represents a strategic shift and has a major effect on the Group’s results of operations. Accordingly, assets and liabilities, revenues and expenses, and cash flows related to the disposed business lines have been reclassified in the accompanying consolidated financial statements as discontinued operations for all periods presented. The consolidated balance sheets as of December 31, 2014, the consolidated statements of operations and the consolidated statements of cash flows for the years ended December 31, 2013 and 2014 are adjusted retrospectively to reflect this change.

On June 19, 2015, the Company's board of directors formed a special committee consisting of three independent members in order to consider a going private transaction submitted by Mr. Herman Man Guo to acquire the Company for $3.00 in cash per share (or $6.00 in cash per ADS) other than any ordinary shares or ADSs of the Company beneficially held by Mr. Herman Man Guo, his affiliates or other management shareholders who may choose to roll over their Shares in connection with the proposed acquisition (the “Proposal”).

Pursuant to the Proposal, on September 28, 2015, the Company, together with AirMedia Holdings Ltd. (“Parent”) and AirMedia Merger Company Limited (“Merger Sub”), executed and delivered the merger agreement and the applicable parties executed the ancillary documents relating thereto as to which they respectively are a party. The merger is subject to customary closing conditions including the approval of the merger agreement by an affirmative vote of holders of shares representing at least two-thirds of the voting power of the shares present and voting in person or by proxy at a meeting of our shareholders.

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

Introduction of the Group - continued

As of December 31, 2015, details of the Company’s subsidiaries, VIEs and VIEs’ subsidiaries are as follows:

	Date of		Percentage
	incorporation/	Place of	of legal
Name	acquisition	incorporation	ownership

Intermediate Holding Company:
Broad Cosmos Enterprises Ltd.	June 26, 2006	British Virgin Islands (“BVI”)	100%

AirMedia International Limited (“AM International”)	July 14, 2007	BVI	100%

AirMedia (China) Limited (“AM China”)	August 5, 2005	Hong Kong	100%

Subsidiaries:
AirMedia Technology (Beijing) Co., Ltd. (“AM Technology”)	September 19, 2005	the PRC	100%

Shenzhen AirMedia Information Technology Co., Ltd. (“Shenzhen AM”)	June 6, 2006	the PRC	100%

Xi’an AirMedia Chuangyi Technology Co., Ltd. (“Xi’an AM”)	December 31, 2007	the PRC	100%

VIEs:
Beijing AirMedia Shengshi Advertising Co., Ltd.
(Formerly Beijing Shengshi Lianhe Advertising Co., Ltd.)
(“AirMedia Shengshi”)	August 7, 2005	the PRC	N/A

Beijing AirMedia Jiaming Advertising Co., Ltd.
(Formerly Beijing AirMedia UC Advertising Co., Ltd.)
(“Jiaming Advertising”)	January 1, 2007	the PRC	N/A

Beijing Yuehang Digital Media Advertising Co., Ltd. (“AM Yuehang”)	January 16, 2008	the PRC	N/A

AirMedia Online Network Technology Co., Ltd. (“AM Online”)	April 30, 2015	the PRC	N/A

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Introduction of the Group - continued

	Date of		Percentage
	incorporation/	Place of	of legal
Name	acquisition	incorporation	ownership

VIEs’ subsidiaries:
Beijing AirMedia Film & TV Culture Co., Ltd. (“AM Film”)	September 13, 2007	the PRC	N/A

Flying Dragon Media Advertising Co., Ltd. (“Flying Dragon”)	August 1, 2008	the PRC	N/A

Wenzhou AirMedia Advertising Co., Ltd. (“AM Wenzhou”)	October 17, 2008	the PRC	N/A

Hainan Jinhui Guangming Media Advertising Co., Ltd. (“Hainan Jinhui”)	June 23, 2009	the PRC	N/A

Beijing Dongding Gongyi Advertising Co., Ltd. (“Dongding”)	February 1, 2010	the PRC	N/A

Beijing GreatView Media Advertising Co., Ltd.
(Formerly Beijing Weimei Shengjing
Advertising Co., Ltd.) (“GreatView Media”)	April 28, 2011	the PRC	N/A

Guangzhou Meizheng Advertising Co., Ltd. (“Guangzhou Meizheng”)	May 17, 2013	the PRC	N/A

Beijing AirMedia Tianyi Information Technology Co., Ltd. (“AM Tianyi”)	September 25, 2013	the PRC	N/A

Guangzhou Xinyu Advertising Co., Ltd. (“Guangzhou Xinyu”)	February 2, 2015	the PRC	N/A

AirMedia Mobile Network Technology Co., Ltd. (“AM Mobile”)	April 23, 2015	the PRC	N/A

Guangzhou Meizheng Information Technology Co., Ltd. (“Guangzhou Tech”)	June 18, 2015	the PRC	N/A

AirMedia Henglong Mobile Network Technology Co., Ltd. (“AMHL Mobile”)	April 27, 2015	the PRC	N/A

Beijing AirMedia Jiaming Film & TV Culture Co., Ltd. (“AM Jiaming”)	December 31, 2015	the PRC	N/A

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

One of the Company’s subsidiary, AM China, the 100% shareholder of AM Technology, Shenzhen AM, and Xi’an AM, has been engaged in the advertising business in Hong Kong since September 2008. Since it has operated as an advertising business for more than three years, AM China and its subsidiaries may apply for the required licenses to provide advertising services in China.

The Group conducts substantially all of its activities through VIEs, i.e. AirMedia Shengshi, Jiaming Advertising, AM Yuehang and AM Online, and the VIEs’ subsidiaries. The VIEs have entered into the following series of agreements with AM Technology:

·	Technology support and service agreement: AM Technology provides exclusive technology support and consulting services to the VIEs and in return, the VIEs are required to pay AM Technology service fees. The VIEs pay to AM Technology annual service fees in the amount that guarantee that the VIEs can achieve, after deducting such service fees payable to AM Technology, a net cost-plus rate of no less than 0.5% in the case of AirMedia Shengshi, and Jiaming Advertising, or 1.0% in the case of AM Yuehang, which final rate should be determined by AM Technology. The “net cost-plus rate” refers to the operating profit as a percentage of total costs and expenses of a certain entity. The technology support and service fees for each given year payable by AM Online to AM Technology under AM Online’s technology support and service agreement shall be determined by AM Online and AM Technology at the first month of such year taking into account several factors. Those factors include the credential of the team of AM Technology that provides services to AM Online, the number of service hours, the nature and value of the services provided by AM Technology, the extent to which AM Technology provides patent or other license to AM Online in its provision of technology support and service and the correlation between AM Online’s results of operations and the technology support and service provided by AM Technology. In the event AM Technology finds it necessary to make subsequent adjustment to the amount of fees, AM Online shall negotiate in good faith with AM Technology to determine the new fee. The technology support and service agreements are effective for ten years and such term is automatically renewed upon its expiry unless either party informs the other party of its intention of no extension at least twenty days prior to the expiration of the agreements.

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements- continued

·	Technology development agreement: VIEs exclusively engaged AM Technology to provide technology development services. AM Technology owns the intellectual property rights developed in the performance of these agreements. Except for AM Online, the VIEs pay to AM Technology annual service fees in the amount that guarantee that the VIEs can achieve, after deducting such service fees payable to AM Technology, a net cost-plus rate of no less than 0.5% in the case of AirMedia Shengshi, and Jiaming Advertising, which final rate should be determined by AM Technology. It is at AM Technology’s sole discretion that the rate and amount of fees ultimately charged the VIEs under these agreements are determined. The “net cost-plus rate” refers to the operating profit as a percentage of total costs and expenses of a certain entity. The technology development fees for each given year payable by AM Online to AM Technology under AM Online’s technology development agreement shall be determined by AM Online and AM Technology at the first month of such year taking into account several factors. Those factors include the credential of the team of AM Technology that provides services to AM Online, the number of service hours, the nature and value of the services provided by AM Technology, the extent to which AM Technology provides patent or other license to AM Online in its provision of technology development service and the correlation between AM Online’s results of operations and the technology development service provided by AM Technology. In the event AM Technology finds it necessary to make subsequent adjustment to the amount of fees, AM Online shall negotiate in good faith with AM Technology to determine the new fee. The technology development agreements are effective for ten years and such terms is automatically renewed upon its expiry unless either party informs the other party of its intention of no extension at least twenty days prior to the expiration of the agreements.

·	Exclusive Technology Consultation and Service Agreement: AM online exclusively engages AM Technology to provide consultation services in relation to management, training, marketing and promotion. AM Online agrees to pay to AM Technology the amount of annual service fees as determined by AM Technology. In the event AM Technology finds it necessary to make subsequent adjustment to the amount of fees, AM Online shall negotiate in good faith with AM Technology to determine the new fees. The exclusive technology consultation and service agreement remains effective for ten years and such term may be reviewed by AM Technology’s written confirmation prior to the expiration of the agreement term.

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

·	Call option agreement: Under the call option agreements between AM Technology and the shareholders of AirMedia Shengshi, AM Yuehang and Jiaming Advertising, the shareholders of those VIEs irrevocably granted AM Technology or its designated third party an exclusive option to purchase from the VIEs’ shareholders, to the extent permitted under PRC law, all the equity interests in the VIEs, as the case may be, for the minimum amount of consideration permitted by the applicable law without any other conditions. Under the call option agreements between AM Technology and the shareholders of AM Online, the shareholders of AM Online irrevocably granted AM Technology or its designated third party an exclusive option to purchase from the shareholders of AM Online, to the extent permitted under PRC law, all the equity interests in AM Online, as the case may be. To the extent the applicable PRC law does not require the valuation of the subject equity interests and does not otherwise restrict the purchase price for such equity interests, such purchase price shall equal the amount of actual payment made by the respective shareholders of AM Online with respect to the equity interests whether in the form or share capital injection or secondary purchase price. If and where the applicable PRC law requires the valuation of the subject equity interests or otherwise has restrictions on the purchase price for such equity interests, such purchase price shall equal the minimum amount of consideration permitted by the applicable law. In addition, under these agreements (except for the call option agreements between AM Technology and the shareholders of AM Online), AM Technology has undertaken to act as guarantor of VIEs in all operations-related contracts, agreements and transactions and commit to provide loans to support the business development needs of VIEs or if the VIEs suffer operating difficulties, provided that the relevant VIE’s shareholders satisfy the terms and conditions in the call option agreements. Under PRC laws, to provide an effective guarantee, a guarantor needs to execute a specific written agreement with the beneficiary of the guarantee. As AM Technology has not entered into any written guarantee agreements with any third party beneficiaries to guarantee the VIEs’ performance obligations to these third parties, none of these third parties can demand performance from AM Technology as a guarantor of the VIEs’ performance obligations. The absence of a written guarantee agreement, however, does not affect our conclusion that we are the primary beneficiary of the VIEs and in turn should consolidate the financials of the VIEs. The term of each call option agreement is ten years and such terms can be renewed upon expiration at AM Technology’s sole discretion.

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

·	Equity pledge agreement: Under the equity pledge agreements between AM Technology and the shareholders of our VIEs other than AM Online, the shareholders of those VIEs pledged all of their equity interests, including the right to receive declared dividends, in those VIEs to AM Technology to guarantee those VIEs’ performance of their obligations under the technology support and service agreement and the technology development agreement. Under the equity pledge agreements between AM Technology and the shareholders of AM Online, the shareholders of AM Online pledged all of their equity interests, including the right to receive declared dividends, in AM Online to AM Technology to guarantee the performance by AM Online of its obligations under its call option agreement and its exclusive technology consultation and service agreement. If the VIEs fail to perform their obligations set forth in the applicable agreements, AM Technology shall be entitled to exercise all the remedies and powers set forth in the provisions of the applicable equity pledge agreements. Those agreements remain effective for as long as the technology support and service agreements and technology development agreement are effective, or, in the case of AM Online, until two years after the term of the obligations under the call option agreement and exclusive technology consultation and service agreement.

·	Authorization letter: Each shareholder of the VIEs has executed an authorization letter to authorize AM Technology to exercise certain of its rights, including voting rights, the rights to enter into legal documents and the rights to transfer any or all of its equity interest in the VIEs. The authorization letters by the shareholders of our VIEs other than AM Online will remain effective during the operating periods of the respective VIEs. Such authorization is effective for ten years and such term is renewed upon its expiry at AM Technology’s sole discretion. The authorization letters by the shareholders of AM Online will remain effective for as long as the respective parties remain shareholders of AM Online unless terminated earlier by AM Technology or the call option agreement with respect to AM Online is terminated prior to its expiration.

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

AM Technology also entered into loan agreements with each shareholder of AM Online, pursuant to which AM Technology permits to make loans in an aggregate amount of RMB 40 million to the shareholders of AM Online solely for the incorporation and capitalization of AM Online. The loan is interest free and the term of the loan is ten years and shall be automatically renewed on an annual basis unless AM Technology objects. AM Technology can require the shareholders to repay all or a portion of the loan before the maturity date with a 15 days prior written notice. Under such circumstances, AM Technology is entitled to, or designate a third party to, buy all or a portion of the shareholders’ equity interests in AM Online on a pro rata basis based on the amount of the repaid principal of the loan.

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Risks in relation to the VIE structure

The Group believes that the VIE arrangements are in compliance with PRC law and are legally enforceable. The shareholders of the VIEs are also shareholders of the Group and therefore have no current interest in seeking to act contrary to the contractual arrangements. However, uncertainties in the PRC legal system could limit the Group’s ability to enforce these contractual arrangements and if the shareholders of the VIEs were to reduce their interest in the Group, their interests may diverge from that of the Group and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIEs not to pay the service fees when required to do so.

The Group’s ability to control the VIEs also depends on the authorization letters that AM Technology has to vote on all matters requiring shareholder approval in the VIEs. As noted above, the Group believes the rights granted by the authorization letters is legally enforceable but may not be as effective as direct equity ownership.

In addition, if the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the PRC government could:

·	revoke the business and operating licenses of the Group’s PRC subsidiaries and affiliates;
·	discontinue or restricting the Group’s PRC subsidiaries’ and affiliates’ operations;
·	impose conditions or requirements with which the Group or its PRC subsidiaries and affiliates may not be able to comply; or
·	require the Group or its PRC subsidiaries and affiliates to restructure the relevant ownership structure or operations;

The imposition of any of these penalties may result in a material and adverse effect on the Group’s ability to conduct the Group’s business. In addition, if the imposition of any of these penalties causes the Group to lose the rights to direct the activities of the VIEs and its subsidiaries or the right to receive their economic benefits, the Group would no longer be able to consolidate the VIEs. The Group does not believe that any penalties imposed or actions taken by the PRC Government would result in the liquidation of the Group, AM Technology, or the VIEs.

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

The following financial statement information for AirMedia’s VIEs were included in the accompanying consolidated financial statements, presented net of intercompany eliminations, as of and for the years ended December 31:

	As of December 31,
	2014	2015

Total current assets	$63,730	$316,268
Total non-current assets	94,811	190,684

Total assets	158,541	506,952

Total current liabilities	40,702	101,197
Total non-current liabilities	1,387	26,536

Total liabilities	$42,089	$127,733

	For the years ended December 31,
	2013	2014	2015

Net revenues	$90,523	$74,689	$49,237
Net loss	(31,887)	(47,119)	(60,117)
Net cash used in operating activities from continuing operations	(16,001)	(17,353)	(26,388)
Net cash (used in) provided by investing activities from continuing operations	(58,804)	(22,607)	(5,166)
Net cash provided by financing activities from continuing operations	60,390	28,785	325

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Risks in relation to the VIE structure - continued

The VIEs contributed an aggregate of 99.2%, 100.0% and 98.0% of the consolidated net revenues for the years ended December 31, 2013, 2014 and 2015, respectively. As of December 31, 2014 and 2015, the VIEs accounted for an aggregate of 40.1% and 95.4%, respectively, of the consolidated total assets, and 33.2% and 95.3%, respectively, of the consolidated total liabilities. The assets not associated with the VIEs primarily consist of cash and cash equivalent, short-term investments, property and equipment and long-term investments.

There are no consolidated VIEs’ assets that are collateral for the VIEs’ obligations and can only be used to settle the VIEs’ obligations. There are no creditors (or beneficial interest holders) of the VIEs that have recourse to the general credit of the Company or any of its consolidated subsidiaries. There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests, which require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs ever need financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to its VIEs through loans to the shareholder of the VIEs or entrustment loans to the VIEs.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

(b)	Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, its VIEs and its VIEs’ subsidiaries. All inter-company transactions and balances have been eliminated upon consolidation.

(c)	Discontinued operations

A disposal of a component of an entity or a group of components of an entity shall be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. Where an operation is classified as discontinued, a single amount is presented on the face of the consolidated statements of operations. The amount of total current assets, total non-current assets, total current liabilities and total non-current liabilities are presented separately on the consolidated balance sheets.

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(d)	Use of estimates

The preparation of financial statements in conformity with US GAAP requires to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period and accompanying notes, including allowance for doubtful accounts, the useful lives of property and equipment and intangible assets, impairment of long-term investments, impairment of long-lived assets, share-based compensation, provision for earnout commitment and valuation allowance for deferred tax assets. Actual results could differ from those estimates.

(e)	Significant risks and uncertainties

The Group participates in a dynamic industry and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations, or cash flows: net losses in the past and futures; the Group’s limited operating history; failure in launching new business; a significant or prolonged economic downturn; contraction in the air travel advertising industry in China; competition from other competitors; regulatory or other PRC related factors; fluctuations in the demand for air travel; past and future acquisitions; failure to maintain an effective system of internal control over financial reporting and effective disclosure controls and procedures; risks associated with the Group’s ability to attract and retain employees necessary to support its growth; risks associated with the Group’s growth strategies; and general risks associated with the advertising industry.

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(f)	Fair value

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

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

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(g)	Fair value of financial instruments

The Group’s financial instruments include cash, restricted cash, accounts receivable, notes receivable, short-term investment, amounts due from related parties, assets held for sale, short-term loan, accounts payable, and amounts due to related parties. The Group did not have any other financial assets and liabilities or nonfinancial assets and liabilities that are measured at fair value on recurring basis as of December 31, 2014 and 2015.

The Group’s financial assets and liabilities measured at fair value on a non-recurring basis include assets held for sale based on level 1 inputs, certain assets in connection with an equity share exchange transaction based on level 2 inputs and acquired assets and liabilities based on level 3 inputs in connection with business combinations.

(h)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid deposits which are unrestricted as to withdrawal or use, and which have original maturities of three months or less when purchased.

(i)	Restricted cash

Restricted cash represents the bank deposits in escrow accounts as the performance security for certain concession right agreements.

(j)	Short-term investment

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

The Group reviews its short-term investments for other-than-temporary impairment (“OTTI”) based on the specific identification method. The Group considers available quantitative and qualitative evidence in evaluating potential impairment of its short-term investments. If the cost of an investment exceeds the investment’s fair value, the Group considers, among other factors, general market conditions, government economic plans, the duration and the extent to which the fair value of the investment is less than the cost, and the Group’s intent and ability to hold the investment, in determining if impairment is needed. OTTI is recognized as a loss in the income statement. The short-term investments held by the Group as of December 31, 2015 were not in a continuous unrealized loss position.

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(k)	Assets held for sale

The Group considers assets to be held for sale when all of the following criteria are met: i) a formal commitment to a plan to sell a property was made and exercised; ii) the property is available for sale in its present condition; iii) actions required to complete the sale of the property have been initiated; iv) sale of the property is probable and the Group expects the completed sale will occur within one year; v) the property is actively being marketed for sale at a price that is reasonable given its current market value; and vi) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Upon designation as assets held for sale, the Group records each property at the lower of its carrying value or its estimated fair value, less estimated costs to sell, and the Group ceases depreciation.

(l)	Property and equipment

Property and equipment are carried at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Digital display network equipment	5 years
Gas station display network equipment	5 years
Furniture and fixture	5 years
Computer and office equipment	3-5 years
Vehicle	5 years
Software	5 years
Leasehold improvement	Shorter of the term of the lease
or the estimated useful lives of the assets

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(m)	Long-term investments

Equity method investments

Investee companies over which the Group has the ability to exercise significant influence, but does not have a controlling interest are accounted for using the equity method. Significant influence is generally considered to exist when the Group has an ownership interest in the voting stock of the investee between 20% and 50%, and other factors, such as representation on the investee’s Board of Directors, voting rights and the impact of commercial arrangements, are considered in determining whether the equity method of accounting is appropriate.

Cost method investments

For investments in an investee over which the Group does not have significant influence, the Group carries the investment at cost and recognizes income as any dividends declared from distribution of investee’s earnings. The Group reviews the cost method investments for impairment whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable. An impairment loss is recognized in earnings equal to the difference between the investment’s carrying amount and its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value of the investment would then become the new cost basis of the investment.

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(n)	Acquired intangible assets

Acquired intangible assets with definite lives are carried at cost less accumulated amortization. Customer relationships intangible assets are amortized using the estimated attrition pattern of the acquired customers. Amortization of other definite-lived intangible assets is computed using the straight-line method over the following estimated economic lives:

Audio-vision programming & broadcasting qualification	19.5 years
Customer relationships	3-3.4 years
Contract backlog	1.2-3 years
Concession agreements	3.8-10 years
Non-compete agreements	4.4 years

(o)	Revenue recognition

The Group’s revenues are derived from selling advertising time slots on the Group’s advertising networks. For the years ended December 31, 2013, 2014 and 2015, the advertising revenues were generated from air travel media network, gas station media network and other media.

The Group typically signs standard contracts with its advertising customers, who require the Group to run the advertiser’s advertisements on the Group’s network in specified locations for a period of time. The Group recognizes advertising revenues ratably over the performance period for which the advertisements are displayed, so long as collection of the fees remains probable.

The Group also wholesales the advertising platforms such as scrolling light boxes and billboards in the gas stations located in some major cities, with the exception of Beijing, Shanghai and Shenzhen, to advertising agents, and signs fixed fee contracts with the agents for a specified period. The revenue is recognized on a straight-line basis over the specified period.

Deferred revenue

Prepayments from customers for advertising service are deferred and recognized as revenue when the advertising services are rendered.

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(o)	Revenue recognition - continued

Nonmonetary exchanges

The Group occasionally exchanges advertising time slots and locations with other entities for assets or services, such as equipment and other assets. The amount of assets and revenue recognized is based on the fair value of the advertising provided or the fair value of the transferred assets, whichever is more readily determinable. The amounts of revenues recognized for nonmonetary transactions were $102, $209 and $473 for the years ended December 31, 2013, 2014 and 2015, respectively. No direct costs are attributable to the revenues.

(p)	Value Added Tax (“VAT”)

The Company’s PRC subsidiaries are subject to value-added taxes at a rate of 6% on revenues from advertising services and paid after deducting input VAT on purchases. The net VAT balance between input VAT and output VAT is reflected in the account as input VAT receivable or other taxes payable.

In July 2012, the Ministry of Finance and the State Administration of Taxation jointly issued a circular regarding the pilot collection of VAT in lieu of business tax in certain areas and industries in the PRC, including Beijing, Jiangsu, Anhui, Fujian, Guangdong, Tianjin, Zhejiang, and Hubei between September and December 2012. Also a circular issued in May 2013 provided that such VAT pilot program is rolled out nationwide since August 2013. Since then, certain subsidiaries and VIEs became subject to VAT at the rates of 6% or 3%, on certain service revenues which were previously subject to business tax. For the years ended December 31, 2013, 2014 and 2015, gross revenue is presented net of $5,854, $3,610 and $2,647 of VAT, respectively.

(q)	Business tax and other sale related taxes

The Group’s PRC subsidiaries and VIEs are subject to business tax and other sale related taxes at the rate of 8.5% on revenues other than those subject to VAT after deduction of certain costs of revenues permitted by the PRC tax laws.

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(r)	Concession fees

The Group enters concession right agreements with vendors such as airports, airlines, railway bureaus and a petroleum company, under which the Group obtains the right to use the spaces or equipment of the vendors to display the advertisements. The concession right agreements are treated as operating lease arrangements.

Fees under concession right agreements are usually due every three, six or twelve months. Payments made are recorded as current assets and current liabilities according to the respective payment terms. Most of the concession fees with airports, airlines and railway bureaus are fixed with escalation, which means a fixed increase over each year of the agreements. The total concession fee under the concession right agreements with airports and airlines is charged to the consolidated statements of operations on a straight-line basis over the agreement periods, which is generally between three and five years.

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

(s)	Agency fees

The Group pays fees to advertising agencies based on a certain percentage of revenues made through the advertising agencies upon receipt of payment from advertisers. The agency fees are charged to cost of revenues in the consolidated statements of operations ratably over the period in which the advertising is displayed. Prepaid and accrued agency fees are recorded as current assets and current liabilities according to relative timing of payments made and advertising service provided. From time to time, the Group and certain advertising agencies may renegotiate and mutually agree, as permitted by applicable laws, to reduce existing agency fee liabilities as calculated under the terms of existing contracts. Such reductions in the accrued agency fees are recorded as a reduction in cost of sales in the period the renegotiations are finalized. During the years ended December 31, 2013, 2014 and 2015, reversals in cost of sales as a result of renegotiated agency fees amounted to $1,066, $70 and $403 respectively.

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(t)	Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating lease. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease periods.

(u)	Advertising costs

The Group expenses advertising costs as incurred. Total advertising expenses were $469, $1,785 and $350 for the years ended December 31, 2013, 2014 and 2015, respectively, and have been included as part of selling and marketing expenses.

(v)	Foreign currency translation

The functional and reporting currency of the Company and the Company’s subsidiaries domiciled in BVI and Hong Kong are the United States dollar (“U.S. dollar”). The financial records of the Company’s other subsidiaries, VIEs and VIEs’ subsidiaries located in the PRC are maintained in their local currency, the Renminbi (“RMB”), which are the functional currency of these entities.

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

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(w)	Income taxes

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

(x)	Share-based payments

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

(y)	Comprehensive (loss) income

Comprehensive (loss) income includes net (loss) income and foreign currency translation adjustments and is presented net of tax. The tax effect is nil for the three years ended December 31, 2015 in the consolidated statements of comprehensive (loss) income.

(z)	Allowance of doubtful accounts

The Group conducts credit evaluations of clients and generally does not require collateral or other security from clients. The Group establishes an allowance for doubtful accounts based upon estimates, historical experience and other factors surrounding the credit risk of specific clients and utilizes both specific identification and a general reserve to calculate allowance for doubtful accounts. The amount of receivables ultimately not collected by the Group has generally been consistent with expectations and the allowance established for doubtful accounts. If the frequency and amount of customer defaults change due to the clients’ financial condition or general economic conditions, the allowance for uncollectible accounts may require adjustment. As a result, the Group continuously monitors outstanding receivables and adjusts allowances for accounts where collection may be in doubt.

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(aa)	Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and accounts receivable. The Group places their cash with financial institutions with high-credit rating and quality in China.

Customers accounting for 10% or more of total revenues are:

Customer	For the years ended December 31,
	2013	2014	2015

A	21.0%	1.8%	-

There is no customer accounting for 10% or more of total accounts receivables as of December 31, 2014 and 2015.

(bb)	Net (loss) income per share

Basic net (loss) income per share are computed by dividing net (loss) income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. Diluted net (loss) income reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Potential common shares in the diluted net loss per share computation are excluded in periods of losses from continuing operations, as their effect would be anti-dilutive.

(cc)	Government subsidies

The Group primarily receives tax refund and development supporting bonus from tax bureau and local government without any condition or restriction. The government subsidies are recorded in other income on the consolidated statements of operations in the period in which the amounts of such subsidies are received. The recognized government subsidies as other income are $755, $491 and $513 for the years ended December 31, 2013, 2014 and 2015, respectively.

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(dd)	Recent issued accounting standards

Recent accounting pronouncements adopted

In April 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Updates (“ASU”) 2014-08 which amends to change the criteria for reporting discontinued operations while enhancing disclosures in this area. It also addresses sources of confusion and inconsistent application related to financial reporting of discontinued operations guidance in U.S. GAAP.

Under the new guidance, only disposals representing a strategic shift in operations should be presented as discontinued operations. Those strategic shifts should have a major effect on the organization’s operations and financial results. Examples include a disposal of a major geographic area, a major line of business, or a major equity method investment.

In addition, the new guidance requires expanded disclosures about discontinued operations that will provide financial statement users with more information about the assets, liabilities, income, and expenses of discontinued operations.

The new guidance also requires disclosure of the pre-tax income attributable to a disposal of a significant part of an organization that does not qualify for discontinued operations reporting. This disclosure will provide users with information about the ongoing trends in a reporting organization’s results from continuing operations. The amendments in the ASU are effective in the first quarter of 2015 for public organizations with calendar year ends. Early adoption is permitted. The Group early adopted this ASU in January 2015. The effects of the pronouncement have been reflected in the consolidated financial statements.

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(dd)	Recent issued accounting standards - continued

Recent accounting pronouncements not yet adopted

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. The guidance requires an entity to evaluate whether there are conditions or events, in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued and to provide related footnote disclosures in certain circumstances. The guidance is effective for the annual period ending after December 15, 2016, and for annual and interim periods thereafter. Early application is permitted. The adoption of this guidance is not expected to have a significant impact on the Group’s consolidated financial statements.

On August 12, 2015, the FASB issued a new pronouncement, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date. The amendments in this ASU defer the effective date of ASU 2014-09 for all entities by one year. Public business entities should apply the guidance in ASU 2014-09 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Group is in the process of evaluating the impacts of adoption of this guidance on its consolidated financial statements.

On September 25, 2015, the FASB issued ASU 2015-16 to simplify the accounting for measurement-period adjustments. The ASU, which is part of the FASB’s simplification initiative (i.e., the Board’s effort to reduce the cost and complexity of certain aspects of U.S. GAAP), was issued in response to stakeholder feedback that restatements of prior periods to reflect adjustments made to provisional amounts recognized in a business combination increase the cost and complexity of financial reporting but do not significantly improve the usefulness of the information. Under the ASU, an acquirer must recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The ASU also requires acquirers to present separately on the face of the income statement, or disclose in the notes, the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date.

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(dd)	Recent issued accounting standards - continued

Recent accounting pronouncements not yet adopted - continued

Under this ASU, an acquirer must recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The ASU also requires acquirers to present separately on the face of the income statement, or disclose in the notes, the portion of the amount recorded in current period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date.

For public business entities, the ASU is effective for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years. The ASU must be applied prospectively to adjustments to provisional amounts that occur after the effective date. Early adoption is permitted for financial statements that have not been issued. The Group does not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

In November 2015, the FASB issued ASU 2015-17, Income Taxes-Balance Sheet Classification of Deferred Taxes. The amendments in this update simplify the presentation of deferred income taxes. ASU 2015-17 requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The amendments in ASU 2015-17 are effective for fiscal years beginning after December 15, 2016 including interim periods within those fiscal years. Earlier application is permitted for all entities as of the beginning of an interim or annual reporting period. The Group is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

On February 25, 2016, the FASB issued ASU 2016-02 Leases. The core principle of this ASU will require lessees to present right-of-use assets and lease liabilities on their balance sheets. ASU 2016-02 is effective for annual and interim periods beginning January 1, 2019. Early adoption of this ASU is permitted. Upon adoption of this ASU, the Group is required to recognize and measure leases at the beginning of the earliest period presented in the consolidated financial statements using a modified retrospective approach. The modified retrospective approach includes a number of optional practical expedients that the Group may elect to apply. The Group is currently evaluating and assessing the impact of adoption of this ASU on its consolidated financial statements.

In March 2016, the FASB issued ASU 2016-08, which amends the principal-versus-agent implementation guidance and illustrations in the Board’s new revenue standard (ASC 606). The amendments in this update clarify the implementation guidance on principal versus agent considerations. When another party, along with the reporting entity, is involved in providing goods or services to a customer, an entity is required to determine whether the nature of its promise is to provide that good or service to the customer (as a principal) or to arrange for the good or service to be provided to the customer by the other party (as an agent). The guidance is effective for interim and annual periods beginning after December 15, 2017. The Group is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data or otherwise noted)

3.	DISCONTINUED OPERATION

The disposal of Target Business described in Note 1 was completed in December 2015.

According to the Equity Interest Transfer Agreement, the Buyers may require the Company to repurchase the equity interest of AM Advertising upon the occurrence of certain events. As these events are considered improbable, no fair value was allocated to the associated put option (see Note 29).

The Equity Interest Transfer Agreement also contains an earnout structure, in the event that the net profit (before or after adjustment for non-recurring gains and losses, whichever is less) of restructured AM Advertising in each of the fiscal years of 2015, 2016, 2017, and 2018 (collectively, the “Covered Period”) is less than the profit target of RMB1.0592 billion (the “Profit Target”) (being RMB200 million, RMB240 million, RMB288 million and RMB331.2 million, equivalent to $30,875, $37,050, $44,459 and $51,128, for the fiscal years of 2015, 2016, 2017, and 2018 respectively), other shareholders of AM Advertising, excluding the Buyers, will be obligated to compensate the Buyers for the deficiency by transferring their equity interest in AM Advertising to the Buyers for nil consideration and/or by cash, based on a pre-determined formula with such compensations in aggregate being subject to a cap equal to the amount of the consideration. The earnout commitment was recorded at fair value and amounted to $25,240 as of December 31, 2015.

The disposal represents a strategic shift and has a major effect on the Group’s results of operations. The disposed entities are accounted as discontinued operations in the consolidated financial statements for the years ended December 31, 2013, 2014 and 2015. A gain of $244,164 was recognized on the disposal, which is determined based on the total consideration of $324,183, the fair value of the remaining 25% equity interest in AM Advertising of $79,718 that continues to be held by the Group, the net book value of the Target Business of $134,497 and the fair value of the earnout commitment of $25,240. Upon the Group’s disposal of its 75% interest in AM Advertising, the Group continues to hold 25% of the equity of AM Advertising, which is accounted for as an equity method investment. The Group’s share of earnings for the fiscal year ended December 31, 2015 amounted to $2,491 and was recorded within the (loss) income on equity method investments within the Consolidated Statements of Operations.

The financial results of the disposed business lines are set out below. Based on the Group’s management accounts, the assets, liabilities as of December 31, 2014, the revenue and expenses for the years ended December 31, 2013 and 2014 have been reclassified as discontinued operations to retrospectively reflect the changes.

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data or otherwise noted)

3.	DISCONTINUED OPERATION - continued

Carrying amounts of assets disposed

As of December 31,
2014

Cash and cash equivalents	$7,320
Restricted cash	11,172
Accounts receivable, net	61,459
Notes receivable	1,911
Prepaid concession fees	18,023
Prepaid expenses and other current assets	18,315
Amounts due from related parties	2,355
Deferred tax asset - current	1,101
Assets held for sale	777
Current assets of discontinued operations	122,433
Property and equipment, net	14,948
Acquired intangible assets, net	286
Long-term investment	3,087
Deferred tax assets - non-current	3,681
Long term deposit	11,789
Non-current assets of discontinued operations	33,791
Total assets of discontinued operations	$156,224

Carrying amounts of liabilities disposed

As of December 31,
2014

Accounts payable	$55,129
Accrued expenses and other liabilities	6,635
Income tax payable	555
Deferred revenue	9,519
Amounts due to related parties	790
Current liabilities of discontinued operations	72,628
Deferred tax liabilities - non-current	72
Non-current assets of discontinued operations	72
Total liabilities of discontinued operations	$72,700

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data or otherwise noted)

3.	DISCONTINUED OPERATION – continued

	For the years ended December 31,
	2013	2014	2015

Net revenues	$181,013	$177,788	$166,843
Cost of revenues	(146,932)	(139,227)	(126,745)

Gross profit	34,081	38,561	40,098

Operating expenses	(21,486)	(17,868)	(13,239)

Income from operations	12,595	20,693	26,859

Gain from disposal of 75% equity interest in AM Advertising	-	-	244,164
Interest income	1,437	282	298
Other income, net	3,127	1,235	1,293
Income on equity method investments	-	20	265

Net income before income tax	17,159	22,230	272,879
Income taxes benefit/(expense)	1,176	(1,942)	(51,696)

Income from discontinued operations attributable to owners of the Company	$18,335	$20,288	$221,183

As of December 31, 2014 the following balances were due from / to related parties:

Amounts due from related parties:

Name of related parties	Relationship	As of December 31, 2014
Beijing AirMedia Jiacheng Advertising Co., Ltd. (“Jiacheng Advertising”) (1)	Equity method investee	19
Guangxi Dingyuan Media Ltd. (“Guangxi Dingyuan”) (2)	Equity method investee	387
AM Jiaming (3)	Equity method investee	1,627
Dingsheng Ruizhi (Beijing) Investment Consulting Co., Ltd. (“Dingsheng Ruizhi”) (4)	Invested by management of the Group	322
		$2,355

(1)	The amounts due from Jiacheng Advertising represents the uncollected concession fee of digital TV screens on airlines as of December 31, 2014.

(2)	The amounts due from Guangxi Dingyuan represents the amount of a deposit on concession fee receivable from Guangxi Dingyuan as of December 31, 2014.

(3)	The amounts due from AM Jiaming includes a short-term loan to AM Jiaming amounted to $1,612 and related interest receivable of $15 as of December 31, 2014.

(4)	The amount due from Dingsheng Ruizhi represents the unreceived consideration of $322 for selling 20% of equity interests in AM Film.

Amounts due to related parties:

Name of related parties	Relationship	As of December 31, 2014
Qingdao Airport AirMedia Advertising Co., Ltd (“Qingdao AM”) (5)	Equity method investee	$790

(5)	The amount due to Qingdao AM represents the capital contribution commitment of $790 to Qingdao AM as of December 31, 2014, which was paid in January 2015.

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data or otherwise noted)

3.	DISCONTINUED OPERATION – continued

Details of related party transactions for the years ended December 31, 2013, 2014 and 2015 were as follows:

Concession cost purchased from:

		For the years ended December 31
Name of related parties	Relationship	2013	2014	2015
Guangxi Dingyuan (6)	Equity method investee	$-	$233	$1,107
Qingdao AM (7)	Equity method investee	-	-	1,230
		$-	$233	$2,337

Loan to a related party:

		For the years ended December 31
Name of related parties	Relationship	2013	2014	2015
AM Jiaming (8)	Equity method investee	$-	$1,612	$-
		$-	$1,612	$-

Equity transaction with a related party:

		For the years ended December 31
Name of related parties	Relationship	2013	2014	2015
Beijing Dayun Culture Communication Co., Ltd. ("Dayun Culture") (9)	Invested by management of the Group	$-	$-	$8,605
Dingsheng Ruizhi (10)	Invested by management of the Group	-	322	-
		$-	$322	$8,605

(6)	The Group purchased stand-alone digital frames, LED and lightbox concession in Nanning airport from Guangxi Dingyuan amounting to $233 and $1,107 for the years ended December 31, 2014 and 2015.

(7)	The Group purchased stand-alone digital frames concession in Qingdao airport from Qingdao AM amounting to $1,230 for the year ended December 31, 2015.

(8)	In May 2014 and June 2014, the Group provided two loans to AM Jiaming, with amount of $806 and $806, respectively, at an annual interest rate equal to the bank lending rate over the same period, i.e. 6% for 2014. The loans will be due five days after the issuance of a written notice from the Group.

(9)	In November 2015, AM Advertising purchased 20% equity interest in Beijing AirMedia Lianhe Advertising Co., Ltd. (“AirMedia Lianhe”) from Dayun Culture with consideration of $8,605. After the transaction, AM Advertising held 100% equity interest in AirMedia Lianhe.

(10)	In June 2014, AM Advertising sold 20% equity interests in AM Film, a wholly-owned subsidiary, to Dingsheng Ruizhi with consideration of $322.

4.	SEGMENT INFORMATION AND REVENUE ANALYSIS

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

Geographic information

The Group primarily operates in the PRC and substantially all of the Group’s long-lived assets are located in the PRC.

Revenue by service categories

	For the years ended December 31,
	2013	2014	2015
Revenues from continuing operations:

Air Travel Media Network	$80,002	$59,200	$38,917
Gas Station Media Network	12,726	11,164	9,840
Other Media	36	5,583	2,109

	$92,764	$75,947	$50,866

5.	SHORT-TERM INVESTMENTS

Short-term investments consist of various fixed-income financial products purchased from Chinese banks and trusts and are classified as held-to-maturity securities and carried at amortized costs. The maturity dates range from three months to less than one year, with interest rates ranging from 4% to 8.2%. The held-to-maturity securities are subject to penalty for early withdrawal before their maturity. The carrying amount of the held-to-maturity securities of $17,729 and $3,705 as of December 31, 2014 and 2015, respectively, approximated their fair values due to their credit ratings and their short-term nature.

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data or otherwise noted)

6.	LONG-TERM INVESTMENTS

(a)	Equity method investments

The Group had the following equity method investments:

	As of December 31,
	2014		2015

Name of company	Percentage	Amount	Percentage	Amount
	%		%
Equity method investments

Beijing Eastern Media Corporation Ltd. (“BEMC”) (1)	49	$1,545	49	$1,363
Zhejiang AirMedia Guangying Film Production Co., Ltd. (“AM Guangying”) (2)	38	3,219	47.6	3,081
AM Jiaming (3)	49	-	-	-
Jiacheng Advertising (4)	30	-	-	-
Beijing Hezhong Chuangjin Investment Co., Ltd. (“Hezhong Chuangjin”) (5)	-	-	15	2,144
Lanmeihangbiao Tiandi Internet Investment Management (Beijing) Co., Ltd. (“LMHB”) (6)	-	-	40	456
AM Advertising (7)	-	-	25	82,177

		$4,764		$89,221

(1)	In March 2008, the Group entered into a definitive agreement with China Eastern Media Corporation, Ltd., a subsidiary of China Eastern Group and China Eastern Airlines Corporation Limited operating the media resources of China Eastern Group, to establish a joint venture, BEMC. BEMC was incorporated on March 18, 2008 in the PRC with China Eastern Media Corporation and the Group holding 51% and 49% equity interest, respectively. BEMC obtained concession rights of certain media resources from China Eastern Group, including the digital TV screens on airplanes of China Eastern Airlines, and paid concession fees to its shareholders as consideration. The total paid-in capital of BEMC was $2,119, which was contributed by both parties proportionately. In September 2013 and December 2014, BEMC distributed dividend of $1,401 and $495, respectively, in which $686 and $242, respectively were distributed and paid to the Group.

The investment was accounted for using the equity method of accounting as the Group has the ability to exercise significant influence to the operation of BEMC.

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data or otherwise noted)

6.	LONG-TERM INVESTMENTS - continued

(a)	Equity method investments – continued

(2)	In December 2013, the Group entered into an agreement with Zhejiang Tianguang Diying Production Co., Ltd. to establish AM Guangying. AM Guangying was incorporated on December 25, 2013 with total contributed capital of $1,871, of which 52% and 48% of that amount was contributed by Zhejiang Tianguang Diying Production Co., Ltd. and the Group, respectively. In March 2014, the Group participated a capital call at $1,629 without any change of its equity interest. As a result, the total contributed capital by the Group was $2,520 as of December 31, 2014 and 2015. AM Guangying is mainly engaged in film production.

The investment was accounted for using the equity method of accounting as the Group has the ability to exercise significant influence to the operation of AM Guangying.

(3)

In June 2014, the Group sold 51% equity interests in AM Jiaming to a third party, accordingly, AM Jiaming was changed from a wholly-owned subsidiary to a 49% equity method investee of the Group as of December 31, 2014.

In December 2015, the Group acquired 51% equity interest from AM Jiaming’s controlling shareholder with consideration of nil. Accordingly, AM Jiaming was a wholly-owned subsidiary of the Group as of December 31, 2015.

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data or otherwise noted)

6.	LONG-TERM INVESTMENTS - continued

(a)	Equity method investments – continued

(4)	In December 2014, the Group entered into an agreement with Beijing East Culture Media Co., Ltd. (“East Jiacheng”) to establish Jiacheng Advertising. Jiacheng Advertising was registered on December 12, 2014 with total committed capital contribution of $4,849. The Group and East Jiacheng each committed to contribute $1,455 and $3,394, respectively, representing 30% and 70% of the equity interest of Jiaming Advertising. As of December 31, 2014, the Group did not pay any capital into Jiacheng Advertising. The capital contribution shall be paid within 50 years as is permitted under current PRC laws. Jiacheng Advertising mainly operates digital TV media resources.

In August 2015, the Group transferred all of its 30% equity interest in Jiacheng Advertising to AM Jinsheng (See Note 10), for consideration of $252.

(5)	In May 2015, AM Advertising, Beijing Financial Technology Investment Management Center (limited partnership), Beijing Hongdeshengzheng Investment Co., Ltd., and Beijing Hongyuan Zhixin Enterprise Management Consulting Co. Ltd. established Hezhong Chuangjin, which mainly focuses on internet financing. The total subscribed capital contribution was $16,200 and AM Advertising owns 15% shares with $2,430 committed investment. For the year ended December 31, 2015, $2,316 capital was paid by the Group.

In July 2015, AM Advertising transferred its investment in Hezhong Chuangjin to AM Online, a subsidiary of the Group at a consideration of $2,316, which was equal to the total investment cost and thus no gain or loss was incurred.

As the Group has one representative in the Board of Directors (three members in total) of Hezhong Chuangjin, and has significant influence over it, equity method is adopted in accounting for this investment.

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data or otherwise noted)

6.	LONG-TERM INVESTMENTS - continued

(a)	Equity method investments – continued

(6)	In September 2015, AM Online entered into an agreement with BlueFocus wireless Internet (Beijing) Investment Management Co., Ltd. and two individual investors to establish a joint venture, LMHB. LMHB was incorporated on September 25, 2015 with total subscribed capital contribution of $1,544, of which 40% was contributed by AM Online. LMHB is mainly engaged in investment management of Wi-Fi platform marketing and other mobile internet industries.

(7)	On June 15, 2015, AirMedia entered into a definitive equity interest transfer agreement with Longde Wenchuang to sell 75% equity interest of AM Advertising for a cash consideration of $324,183 as disclosed in Note 1. The transaction was completed on December 7, 2015.

After the disposal, the Group holds 25% equity interest in AM Advertising and the Group has two representatives on the Board of Directors of AM Advertising (five members in total). The investment was accounted for using the equity method of accounting as the Group has the ability to exercise significant influence over the operation of AM Advertising.

The summarized financial information of the equity method investees were as follows:

	As of December 31,
	2014	2015
Total current assets	$11,642	$277,634
Total assets	11,646	319,797
Total current liabilities	1,353	135,190
Total liabilities	2,166	135,342

	For the years ended December 31,
	2013	2014	2015
Total net revenues	$18,056	$11,486	$35,866
Total gross profits	1,280	567	15,341
Total net income	659	164	9,136

(b)	Cost method investment

In June 2010, the Group invested $367 for 20% equity interest in Zhangshangtong Air Service (Beijing) Co., Ltd. (“Zhangshangtong”), a company established in the PRC that is mainly engaged in air tickets agency services.

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data or otherwise noted)

7.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consists of the following:

	As of December 31,
	2014	2015

Billed receivable	$13,356	$3,117
Unbilled receivable	14,636	8,067

Accounts receivable, gross	27,992	11,184

Less: Allowance for doubtful accounts	(4,458)	(1,727)

Accounts receivable, net	$23,534	$9,457

Unbilled receivable represents amounts earned under the advertising contracts in progress but not billable at the respective balance sheet dates. These amounts become billable according to the contract term. The Group anticipates that the majority of such unbilled amounts will be billed and collected within twelve months of the balance sheet date.

Movement of allowance for doubtful accounts is as follows:

	Balance at				Balance at
	beginning	Charge to		Exchange	end of the
	of the year	expenses	Write off	adjustment	year

2013	$362	1,049	-	22	$1,433
2014	$1,433	3,212	(7)	(180)	$4,458
2015	$4,458	(2,661)	-	(70)	$1,727

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data or otherwise noted)

8.	OTHER CURRENT ASSETS

Other current assets consist of the following:

	As of December 31,
	2014	2015

Input VAT receivable	$4,438	$13,604
Prepaid selling and marketing fees	829	773
Short-term deposits	162	150
Prepaid income tax	467	447
Prepaid individual income tax	451	433
Loans to third parties (i)	-	5,403
Receivable from third party (ii)	-	4,110
Receivable from a non-controlling interest holder	-	1,313
Receivables from ADS depositary	-	468
Other assets from nonmonetary transactions	-	212
Other prepaid expenses	972	3,991

	$7,319	$30,904

(i)	Loans to third parties represented the loans to three third parties. On December 3, 2015, December 21, 2015 and December 24, 2015, the Group entered into three loan agreements with three third parties amounting to $617, $1,698 and $3,088, respectively with the terms of one year, one year and three months, respectively. The interest rates were 4.35%, 4.35% and 5.655% without any assets pledged. The loan of $1,698 was subsequently repaid in January 2016.

(ii)	Receivable from third party represented the working capital provided by the Group to support the third party’s daily operations.

9.	CONSIDERATION RECEIVABLE

Consideration receivable of $200,685 represents the second installment of the total consideration for the sale of 75% equity interest in AM Advertising to the Buyers. The transaction is disclosed in Note 1. The first installment of RMB800 million ($123,498) was received in July 2015 and the second installment of RMB1,300 million ($200,685) was subsequently received in January 2016.

10.	ASSETS HELD FOR SALE

On January 13, 2015, the Group entered into an agreement with Beijing Tianyi Culture Development Co., Ltd., a third party, to sell 81% equity interest in AM Jinsheng at the consideration of $1,227, which operated the Group’s TV-attached digital frames. This disposal did not represent a strategic shift or have a major effect on the Group’s results of operations, accordingly the disposal of such equity interest was not presented as discontinued operations. In late September 2015, the Group disposed its remaining 19% interest in AM Jinsheng to Beijing Tianyi Culture Development Co. Ltd. (“Tianyi Culture”), the controlling shareholder of AM Jinsheng, at the nominal consideration of RMB1.  No gain or loss was recognized since the long-term investment in AM Jinsheng was fully impaired before the disposal due to continuous losses.

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data or otherwise noted)

11.	OTHER NON-CURRENT ASSETS

Other non-current assets consist of the following:

	As of December 31,
	2014	2015

Investment in film and TV series (i)	$6,128	$4,781
Prepaid office space and leasehold improvement fees (ii)	-	6,831

	$6,128	$11,612

(i)	The Group invests in films and TV series, which are produced by other third parties, and shares profit of the invested films and TV series based on its investment as a percentage of the total investment for a film or TV series.

Amounts related to the investments in films and TV series that are expected to receive investment returns within one year after December 31 of each fiscal year are recorded as other current assets. The remaining balance is recorded as other non-current assets. The investments of $6,128 and $4,781 were recorded as other non-current assets for the years ended December 31, 2014 and 2015, respectively.

The Group also enters into agreements with other investors to invest together on certain film or TV series, which are produced by third parties, and shares the profit of the invested films and TV series proportionally based on their investments. The Group received the investment from other investors, and recorded it as other non-current liabilities amounted to $1,257 and $1,205 as of December 31, 2014 and 2015 due to the long-term of expected investment returns.

(ii)	In 2015, the Group prepaid for office space and leasehold improvement fees in total of $6,831. As the office spaces legal title had not been transferred to the Group, the prepaid amounts were recognized as other non-current assets as of December 31, 2015.

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data or otherwise noted)

12.	LONG-TERM DEPOSITS

Long term deposits consist of the following:

	As of December 31,
	2014	2015

Concession fee deposits	$8,195	$4,527
Office rental deposits	316	352

	$8,511	$4,879

Concession fee deposits normally have terms of three to five years and are refundable at the end of the concession terms. Office rental deposits normally have terms of two to three years and are refundable at the end of the lease term.

The long term deposits are not within the scope of the accounting guidance regarding interests on receivables and payables, because they are intended to provide security for the counterparty to the concession rights or office rental agreements. Therefore, the deposits are recorded at cost.

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data or otherwise noted)

13.	ACQUIRED INTANGIBLE ASSETS, NET

Acquired intangible assets, net, consist of the following:

	As of December 31,
	2014				2015
	Gross			Net	Gross			Net
	carrying	Accumulated	Accumulated	carrying	carrying	Accumulated	Accumulated	carrying
	amount	amortization	impairment	amount	amount	amortization	impairment	amount

Audio-vision programming and broadcasting qualification	$224	$(38)	$(186)	$-	$214	$(37)	$(177)	$-
Customer relationships	771	(771)	-	-	739	(739)	-	-
Contract backlog	1,612	(1,612)	-	-	1,544	(1544)	-	-
Concession agreements	8,502	(7,351)	(630)	521	10,459	(7,531)	(603)	2,325
Non-compete agreements	190	(180)	(10)	-	182	(172)	(10)	-

	$11,299	$(9,952)	$(826)	$521	$13,138	$(10,023)	$(790)	$2,325

The amortization expense for the years ended December 31, 2013, 2014 and 2015 were $692, $462 and $505, respectively. During fiscal years 2016, 2017, 2018, 2019 and thereafter, the Group expects to record amortization expenses for definite-lived intangible assets of $507, $507, $507, $386 and $418, respectively.

14.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consist of the following:

	As of December 31,
	2014	2015
Digital display network equipment	$49,427	$26,049
Gas station display network equipment	23,261	33,412
Software	10,367	9,959
Computer and office equipment	2,717	3,140
Vehicle	985	774
Leasehold improvement	209	218
Furniture and fixture	687	1,092

Less: accumulated depreciation	(52,272)	(26,305)

	$35,381	$48,339

Depreciation expense recorded for the years ended December 31, 2013, 2014 and 2015 were $11,121, $5,832 and $5,266, respectively.

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data or otherwise noted)

15.	PREPAID EQUIPMENT COST

On May 12, 2013, the Group entered into an agreement with Elec-Tech International Co., Ltd. (“Elec-Tech”) to exchange the equity interests of GreatView Media, one of the VIEs’ subsidiaries, with LED screens from Elec-Tech, pursuant to which Elec-Tech would invest $104,000 in total (equivalent to RMB640 million) to purchase approximately 21.27% of the equity interest of GreatView Media. In exchange, GreatView Media undertook to exclusively use the equal amounts of such injections to purchase LED screens from Elec-Tech or its subsidiaries. The Group considered this transaction a nonmonetary transaction. The Group measured the fair value of equity interests surrendered based on the fair value of LED screens received, which is more clearly determinable. The details of fair value measurement are disclosed in Note 20. The Group would not recognize any gain or loss from this transaction.

Elec-Tech had injected a total of $68,458 (RMB420 million) into GreatView Media during the year ended December 31, 2014. The Group purchased 1,200 sets of LED screens in total from Elec-Tech, amounting to $55,416 net of VAT for its gas station media business as of December 31, 2015. As of December 31, 2015, the Group has installed and accepted 600 sets of LED screens amounting to $27,708.

16.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the follows:

	As of December 31,
	2014	2015

Accrued payroll and welfare	$1,773	$1,860
Other tax payable	560	1,462
Accrued staff disbursement	738	1,166
Deposit payable	837	665
Accrued professional fees	386	4,382
Other current liabilities	569	1,209

	$4,863	$10,744

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data or otherwise noted)

17.	SHORT-TERM LOAN

In January 2014, the Group entered into a short-term loan agreement with Bank of Ping’An for a loan of $1,800 from January 8, 2014 to January 7, 2015 with an annual interest rate of 2.89%.

In March 2014, the Group entered into a short-term loan agreement with Bank of Ping’An for another loan of $1,200 from March 31, 2014 to March 30, 2015 with an annual interest rate of 2.86%. The interest expenses for the loans were $77 for the year ended December 31, 2014. As of March 31, 2015, both of the loans and interest expense were fully repaid.

18.	INCOME TAXES

AirMedia is a tax-exempted company incorporated in the Cayman Islands.

Broad Cosmos and Excel Lead are tax-exempted company incorporated in the British Virgin Islands.

AM China and Glorious Star did not have any assessable profits arising in or derived from Hong Kong for the years ended December 31, 2013, 2014 and 2015, and accordingly no provision for Hong Kong Profits Tax was made in these years.

The Group’s subsidiaries in the PRC are all subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws and regulations. The EIT rate for the Group’s operating in PRC was 25% with the following exceptions.

AM Technology qualified for the High and New-Tech Enterprise (“HNTE”) status that would allow for a reduced 15% tax rate under EIT Law since year 2006. AM Technology was subject to an EIT rate of 15% in 2013, 2014 and 2015, and is expected to be subject to an EIT rate of 15% as long as it maintains its status as a HNTE.

Shenzhen AM is subject to EIT on the taxable income at the gradual rate, which is 24% in 2011, and 25% in 2012 and thereafter, according to transitional rules of the new EIT Law. Since Shenzhen AM is also qualified as a “manufacturing foreign-invested enterprise” incorporated prior to the effectiveness of the new EIT Law, it is further entitled to the EIT rate of 12.5% for the year 2012. For the year 2013 and thereafter, it is subject to an EIT rate of 25%.

Xi’an AM qualified as a “Software Enterprise” in August 2008 by Technology Information Bureau of Shaanxi province, and therefore is entitled to a two-year exemption from the EIT commencing from its first profitable year and a 50% deduction of 25% EIT rate for the succeeding three years, with approval by the relevant tax authorities. As Xi’an AM first made profit in 2009, it was exempted from EIT in 2009 and 2010, and enjoyed the preferential income tax rate of 12.5% from 2011 to 2013. In 2014, Xi’an AM qualified as HNTE and entitled to an EIT rate of 15% for the years 2014 and 2015, and is expected to be subject to an EIT rate of 15% as long as it maintains its status as a HNTE.

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data or otherwise noted)

18.	INCOME TAXES - continued

Income tax (expenses) /benefits are as follows:

	For the years ended December 31,
	2013	2014	2015

Income tax (expenses)/benefits:
Current	$(1,088)	$(988)	$(480)
Deferred	1,625	2,500	(5,941)

	$537	$1,512	$(6,421)

The principal components of the Group’s deferred income tax assets and liabilities are as follows:

	As of December 31,
	2014	2015
Deferred tax assets:
Current
Allowance for doubtful accounts	$1,347	$899
Accrued payroll	390	-
Employee education fee excess	-	6
Valuation allowance	(1,253)	(864)

Deferred tax assets - current	484	41

Non-current
Depreciation of property and equipment	245	127
Amortization of intangible assets and concession fees	2,821	2,274
Net operating loss carry forwards	10,842	15,404
Valuation allowance	(3,657)	(13,322)

Deferred tax assets - non-current	10,251	4,483

Total deferred tax assets	10,735	4,524

Deferred tax liabilities:
Non-current
Acquired intangible assets	130	91

Total deferred tax liabilities	$130	$91

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data or otherwise noted)

18.	INCOME TAXES - continued

The valuation allowance provided as of December 31, 2015 relates to the deferred tax assets generated by AM Technology, Jiaming Advertising, AM Yuehang, AM Film, AM Wenzhou, Hainan Jinhui, Dongding, GreatView Media, Guangzhou Meizheng, and AM Tianyi was recognized based on the Group’s estimates of the future taxable income of these entities, because the Group believes that either it is more likely than not that the deferred tax assets for these entities will not be realized as it does not expect to generate sufficient taxable income in future, or the amount involved is not significant. The Group’s subsidiaries in the PRC had total net operating loss carry forwards of $15,404 as of December 31, 2015. The net operating loss carry forwards for the PRC subsidiaries will expire on various dates through year 2020.

Reconciliation between the provision for income taxes computed by applying the PRC EIT rate of 25% to income before income taxes and the actual provision of income taxes is as follows:

	For the years ended December 31,
	2013	2014	2015

Net loss before provision for income taxes	$(30,323)	$(53,414)	$(74,202)
PRC statutory tax rate	25%	25%	25%
Income tax at statutory tax rate	(7,581)	(13,354)	(18,551)

Expenses not deductible for tax purposes:
Entertainment expenses exceeded the tax limit	271	217	300
Tax effect of tax losses not recognized	346	10	-
Tax effect of other permanent differences	88	360	330
Changes in valuation allowance	526	2,748	9,276
Effect of preferential tax rates granted to PRC entities	5,379	7,912	14,404
Effect of income tax rate difference in other jurisdictions	434	595	662

Income tax expenses/ (benefits)	$(537)	$(1,512)	6,421

Effective tax rates	1.8%	2.8%	(8.7)%

If the Group’s subsidiaries, VIEs and VIEs’ subsidiaries in the PRC were not in a tax holiday period in the years ended December 31, 2013, 2014 and 2015, the impact to net loss per share amounts would be as follows:

	For the years ended December 31,
	2013	2014	2015

Decrease in income tax expenses	$(5,379)	$(7,912)	$(14,404)
Decrease in net loss per ordinary share-basic	(0.04)	(0.07)	(0.12)
Decrease in net loss per ordinary share-diluted	(0.04)	(0.07)	(0.11)

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data or otherwise noted)

18.	INCOME TAXES - continued

The Group did not identify significant unrecognized tax benefits for the years ended December 31, 2013, 2014 and 2015. The Group did not incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2013, 2014 and 2015.

Since the commencement of operations in August 2005, only AM Technology and Shenzhen AM have been subjected to a tax examination by the relevant PRC tax authorities. The Group’s subsidiaries, VIEs and VIEs’ subsidiaries remain subject to tax examinations at the tax authority’s discretion.

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

Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial report over tax basis, including those differences attributable to a more than 50% interest in a subsidiary. However, the Company’s subsidiaries located in the PRC were in a loss position and had accumulated deficit as of December 31, 2013 and 2014, and the tax basis for the investment was greater than the carrying value of this investment. A deferred tax asset should be recognized for this temporary difference only if it is apparent that the temporary difference will reverse in the foreseeable future. Absent of evidence of a reversal in the foreseeable future, no deferred tax asset for such temporary difference was recorded. As of December 31, 2015, the Company’s subsidiaries located in the PRC were in a profit position and had accumulated profit. The Company did not record any tax on any of the undistributed earnings because the relevant subsidiaries do not intend to declare dividends and the Company intends to permanently reinvest it within the PRC. Additionally, no deferred tax liability was recorded for taxable temporary differences attributable to the undistributed earnings of VIEs because the Company believes the undistributed earnings can be distributed in a manner that would not be subject to income tax.

Aggregate undistributed earnings of the Company’s subsidiaries located in the PRC that are available for distribution to the Company are considered to be indefinitely reinvested and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. The Chinese tax authorities have also clarified that distributions made out of pre January 1, 2008 retained earnings will not be subject to the withholding tax.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data or otherwise noted)

19.	NET (LOSS) INCOME PER SHARE

The calculation of the net loss per share is as follows:

	For the years ended December 31,
	2013	2014	2015

Numerator:
Net (loss) income attributable to AirMedia Group Inc.’s ordinary shareholders	$(10,626)	$(25,695)	$149,647
- Continuing operations	(28,961)	(45,306)	(70,651)
- Discontinued operations	18,335	19,611	220,298

Denominator:
Weighted average ordinary shares outstanding used in computing net (loss) income per ordinary share
- basic	120,386,635	119,304,773	121,740,194
- diluted	120,386,635	119,304,773	129,372,158
Weighted average shares used in calculating (loss) income per ordinary shares
Basic
Continuing operations	120,386,635	119,304,773	121,740,194
Discontinued operations	120,386,635	119,304,773	121,740,194
Diluted
Continuing operations (i)	120,386,635	119,304,773	121,740,194
Discontinued operations (ii)	120,391,294	119,924,927	129,372,158

Net (loss) income per ordinary share
-basic	$(0.09)	$(0.22)	$1.23
-diluted	(0.09)	(0.22)	1.16
Net (loss) income per ordinary share from continuing operations
-basic	$(0.24)	$(0.38)	$(0.58)
-diluted	(0.24)	(0.38)	(0.58)
Net income per ordinary share from discontinued operations
-basic	$0.15	$0.16	$1.81
-diluted	0.15	0.16	1.70

(i)	The effect of options was excluded from the computation of diluted loss per share from continuing operations for the years ended December 31, 2013, 2014 and 2015, respectively, as the effect would be anti-dilutive.

(ii)	An incremental weighted average number of 4,659, 620,154 and 7,631,964 ordinary shares from assumed exercise of share option were included in computing the diluted income per share for the discontinued operations for the years ended December 31, 2013, 2014 and 2015, respectively.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data or otherwise noted)

20.	SHARE BASED PAYMENTS

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

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data or otherwise noted)

20.	SHARE BASED PAYMENTS- continued

2007 Share incentive plan - continued

On April 15, 2014, the Board of Directors approved to extend the expiration dates of the options granted on November 29, 2007 and July 10, 2009 from April 28, 2014 to April 28, 2016. Modified awards are viewed as an exchange of the original award for a new award. The fair value of the stock options, which was $0.21 and $0.21 per share, respectively, as of the modification dates, was estimated using the Black-Scholes model. The incremental compensation cost of the modified award were $4 and $4, respectively, which were recognized as share-based compensation expense for the year ended December 31, 2014.

On May 31, 2014, the former CFO resigned and the Board of Directors approved the amendment of his share option agreement. On the date of resignation, 575,440 unvested options were cancelled and the expiration date of 1,282,098 vested options was modified from September 3, 2017 to May 31, 2016. The fair value of the stock options, which was $0.43 per share as of the modification date, was estimated using the Black-Scholes model. The incremental compensation cost of the modified award was $201, which was recognized as share-based compensation expense for the year ended December 31, 2014.

On June 9, 2014, the Board of Directors approved to extend the expiration date of the options granted on July 10, 2009 from July 11, 2014 to July 11, 2016. Modified awards are viewed as an exchange of the original award for a new award. The fair value were $0.22 and $0.12 per share for the stock options whose exercise price were $1.15 and $1.57 per share, respectively, as of the modification date, was estimated using the Black-Scholes model. The incremental compensation costs of the modified award were $686 and $5, respectively, which were recognized as share-based compensation expense for the year ended December 31, 2014.

On June 9, 2014, Board of Directors of the Group approved to extend the expiration date of the options granted on November 1, 2012 from November 11, 2014 to November 11, 2016. Modified award is viewed as an exchange of the original award for a new award. The fair value of the stock options, which was $0.25 per share as of the modification date, was estimated using the Black-Scholes model. The incremental compensation cost of the modified award was $4, which was recognized as share-based compensation expense for the year ended December 31, 2014.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data or otherwise noted)

20.	SHARE BASED PAYMENTS - continued

2011 Share incentive plan

On March 18, 2011, the Board of Directors adopted 2011 Share Incentive Plan (the “2011 Option Plan”), which allows the Group to grant options to its employees and directors to purchase up to 2,000,000 ordinary shares of the Company subject to vesting requirement.

On March 22, 2011, the Board of Directors granted options to Group’s employees to purchase an aggregate of 2,180,000 ordinary shares of the Company under 2007 Option Plan and 2011 Option Plan, at an exercise price of $2.3 per share. The contractual term of the options was 5 or 10 years. One twelfth of these options will vest each quarter through March 22, 2014. Subsequently on June 7, 2011, the Board of Directors approved to modify the exercise price of these stock options to $1.57 per share. The fair value of these options at the modification date was estimated to be $0.75 per option. The incremental share based compensation costs of the re-priced options was $314 to be recognized over the remaining service period through March 22, 2014.

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

In September 2012, the former CFO of the Group resigned. Of the 600,000 options granted to her on March 22, 2011, 300,000 were vested through her date of resignation. In conjunction with her resignation, she signed a supplementary agreement with the Group that granted her 100,000 immediately exercisable options and 200,000 options that would vest through September 22, 2013. During the vesting period, she would provide consulting service as a consultant. For the 100,000 immediately exercisable options, a measurement date was reached upon grant and the Group immediately recognized $35 share-based compensation expenses. For the 200,000 options that vested through September 22, 2013, the Group recognized expense based on the fair value of the options as of each reporting date through the measurement date. For the years ended December 31, 2013, 2014 and 2015, the Group recognized $59, nil and nil share-based compensation expense for these options, respectively.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data or otherwise noted)

20.	SHARE BASED PAYMENTS - continued

2012 Share incentive plan

On November 30, 2012, the Board of Directors adopted 2012 Share Incentive Plan (the “2012 Option Plan”), which allows the Group to grant options to its employees and directors to purchase up to 6,000,000 ordinary shares of the Company subject to vesting requirement.

On November 1 and November 30, 2012, the Group granted 20,000 options to a consultant under the 2007 Option Plan and 60,000 options under the 2012 Option Plan to purchase the Company’s ordinary shares at an exercise price of $1.11 per share. 20,000 share options were vested immediately and one-third of the 60,000 share options vested on February 1, May 1 and August 1, 2013, respectively.

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

On October 13, 2014, an employee terminated his employment with the Group but continued to provide service as a nonemployee consultant. 50,000 options granted to him on August 1, 2014 were not modified in connection with the change in status, but future service is still necessary to earn the award. The compensation cost was measured as if the options were newly granted at the date of the change of status. The incremental share-based compensation expense for the year ended December 31, 2014 was not material. On October 31, 2015, the consultant service contract terminated. Of the 50,000 options granted to him, 20,830 were vested through the service period end and the expiration date of the vested options was modified from August 1, 2019 to January 31, 2016. The rest 29,170 unvested options were cancelled at the service period end.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data or otherwise noted)

20.	SHARE BASED PAYMENTS - continued

2012 Share incentive plan - continued

On May 12, 2015, the Group granted 660,000 options its employees under the 2012 Option Plan to purchase the Company’s ordinary shares at an exercise price of $1.675 per share. One twelfth of these options will vest each quarter through May 12, 2018. The expiration date will be 5 years from the grant date.

On June 15, 2015, an employee terminated his employment with the Group but continued to provide service as a nonemployee consultant. 200,000 options granted to him on June 1, 2014 were not modified in connection with the change in status, but future service is still necessary to earn the award. The compensation cost was measured as if the options were newly granted at the date of the change of status. The incremental share-based compensation expense for the year ended December 31, 2015 was not material.

On October 31, 2015, an employee terminated his employment with the Group but continued to provide service as a nonemployee consultant. 100,000 options granted to him on May 12, 2015 were not modified in connection with the change in status, but future service is still necessary to earn the award. The compensation cost was measured as if the options were newly granted at the date of the change of status. The incremental share-based compensation expense for the year ended December 31, 2015 was not material.

On December 31, 2015, two consultants resigned. Of the 200,000 options granted to one of them on May 12, 2015, 3,332 were vested through the date of resignation. The expiration date of the vested options was modified from May 12, 2020 to May 31, 2016. For the rest 166,668 unvested options, one twelfth of the total granted options will still vest on February 12, 2016 following the original vesting schedule and the rest 150,002 options were cancelled on the date of resignation. The fair value of the stock options, which was $1.12 per share as of the modification date, was estimated using the Black-Scholes model. The incremental compensation cost of the modified award was immaterial for the year ended December 31, 2015. Of the 100,000 options granted to the other consultant on May 12, 2015, 16,664 were vested through the date of resignation. The expiration date of the vested options was modified from May 12, 2020 to January 31, 2016, and the 83,336 unvested options were cancelled on the date of resignation.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data or otherwise noted)

20.	SHARE BASED PAYMENTS - continued

The following summary of stock option activities under the 2007, 2011 and 2012 Share incentive plans as of December 31, 2015, reflective of all modifications is presented below:

	Outstanding Options
		Weighted average	Weighted average	Weighted average	Aggregate
	Number of	exercise price	grant-date	remaining	intrinsic
	options	per option	fair value	contractual terms	value

Outstanding as of January 1, 2015	14,853,764	$1.15	$1.18
Granted	660,000	1.68	1.16
Exercised	(4,453,232)	1.20	1.42
Forfeited	(621,692)	1.38	1.20

Outstanding as of December 31, 2015	10,438,840	$1.14	$1.07	2.16	$17,236

Options vested and expected to vest as of December 31, 2015	10,332,009	$1.14	$1.07	2.15	$17,056

Options exercisable as of December 31, 2015	9,237,208	$1.14	$1.13	1.99	$15,262

The total intrinsic value of options exercised during the years ended December 31, 2013, 2014 and 2015 were $3, $442 and $7,039, respectively. The total fair value of options vested during the years ended December 31, 2013, 2014 and 2015 were $1,476, $357 and $649, respectively.

The Group recorded share-based compensation of $943, $1,281 and $567 for the years ended December 31, 2013, 2014 and 2015, respectively. There was $843 of total unrecognized compensation expense related to unvested share options granted as of December 31, 2015. The expense is expected to be recognized over a weighted-average period of 1.67 years on a straight-line basis.

The fair value of each option granted was estimated on the date of grant/modification using the Black-Scholes option pricing model with the following assumptions used during the applicable period.

For the years ended December 31,
	2013	2014	2015

Risk-free interest rate of return	0.12%-1.10%	0.10% - 1.07%	0.00%-1.24%
Expected term	0.33-4.42 years	1.00 - 3.32 years	0.04-2.93 years
Volatility	64.75%-94.43%	63.10% - 67.06%	7.19%-126.63%
Dividend yield	-	-	-

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data or otherwise noted)

20.	SHARE BASED PAYMENTS - continued

(1)	Volatility

The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of the Company’s ordinary shares and listed shares of comparable companies over a period comparable to the expected term of the options. From March 2011, the volatility was estimated based on the historical volatility of the Company’s share price as the Company has accumulated sufficient history of stock price for a period comparable to the expected term of the options.

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

The exercise price of the options was determined by the Group’s Board of Directors.

(6)	Fair value of underlying ordinary shares

The closing market price of the ordinary shares of the Company as of the grant/modification date was used as the fair value of the ordinary shares on that date.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data or otherwise noted)

21.	FAIR VALUE MEASUREMENT

Measured on recurring basis

The Group measured its financial assets and liabilities, including cash, restricted cash, accounts receivable, short-term investment, amounts due from related parties, short-term loans, accounts payable and amounts due to related parties on a recurring basis as of December 31, 2014 and 2015.

Cash, restricted cash and short-term investment are classified within Level 1 of the fair value hierarchy because they are valued based on the quoted market price in an active market. The carrying amounts of accounts receivable, amounts due from related parties, accounts payable and amounts due to related parties approximate their fair values due to their short-term maturity.

Measured on non-recurring basis

The Group measured intangible assets at fair value on a nonrecurring basis. The fair value was determined using models with significant unobservable inputs (Level 3 inputs), primarily management projections on discounted future cash flow and the discount rate. No impairment was recorded for the year ended December 31, 2015.

The Group measured the prepaid equipment cost exchanged with Elec-tech at fair value on a nonrecurring basis as result of the unit price of each LED screen of $58 as set forth in Note 15. For the years ended December 31, 2014 and 2015, the Group evaluated the fair value of the LED screens when the exchange transaction occurred. The fair value was determined using the market approach (sales comparison method) with quoted price for similar assets in active markets (Level 2 inputs). No impairment was recorded for the year ended December 31, 2015.

The Group measured its long-term investment in 25% equity interests of AM Advertising at fair value on a nonrecurring basis as result of the disposal transaction of Target Business as set forth in Note 3. The fair value was determined using models with significant unobservable inputs (Level 3 inputs) which primarily included management projections on the discounted future cash flow analysis including the discount rate using the weighted average cost of capital of 17% and expected revenue growth rates with a long-term growth rate at 3%. No impairment was recorded for the year ended December 31, 2015.

The Group measured the provision for earnout commitment at fair value on a nonrecurring basis as result of the disposal transaction of Target Business as set forth in Note 3. The fair value was determined using the Monte Carlo method with significant unobservable inputs (Level 3 inputs) which primarily included forecast adjusted net income over the contingent consideration period and the risk-adjusted discount rate of 7.5%.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data or otherwise noted)

22.	SHARE REPURCHASE PLAN

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

Up to December 31, 2015, the Company had repurchased an aggregate of 6,532,429 ADSs from the open market for a total consideration of $17.4 million, of which 2,190,685 ADSs had been cancelled and 4,341,744 ADSs were recorded as treasury stock. As of December 31, 2015, 2,708,538 ADS of treasury stock has been reissued.

23.	MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labour regulations require the Group to accrue for these benefits based on certain percentages of the employees’ income. The total contribution for such employee benefits were $2,173, $2,717 and $2,202 for the years ended December 31, 2013, 2014 and 2015, respectively.

24.	STATUTORY RESERVES

As stipulated by the relevant law and regulations in the PRC, the Group’s subsidiaries, VIEs and VIEs’ subsidiaries in the PRC are required to maintain non-distributable statutory surplus reserve. Appropriations to the statutory surplus reserve are required to be made at not less than 10% of profit after taxes as reported in the subsidiaries’ statutory financial statements prepared under the PRC GAAP. Once appropriated, these amounts are not available for future distribution to owners or shareholders. Once the general reserve is accumulated to 50% of the subsidiaries’ registered capital, the subsidiaries can choose not to provide more reserves. The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production and increase in registered capital of the subsidiaries. The Group allocated $413 and $17,542 to statutory reserves during the years ended December 31, 2014 and 2015, respectively. The statutory reserves cannot be transferred to the Company in the form of loans or advances and are not distributable as cash dividends except in the event of liquidation.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data or otherwise noted)

25.	RESTRICTED NET ASSETS

Relevant PRC laws and regulations restrict the WFOEs, VIEs and VIEs’ subsidiaries from transferring a portion of their net assets, equivalent to the balance of their statutory reserves and their paid-in-capital, to the Group in the form of loans, advances or cash dividends. Relevant PRC statutory laws and regulations restrict the payments of dividends by the Group’s PRC subsidiaries and VIEs and VIEs’ subsidiaries from their respective retained earnings, if any, as determined in accordance with PRC accounting standards and regulations.

As of December 31, 2015, the balance of restricted net assets was $313,780, of which $114,695 was attributed to the paid-in-capital and statutory reserves of the VIEs and VIEs’ subsidiaries, and $199,085 was attributed to the paid in capital and statutory reserves of WFOE. Under applicable PRC laws, loans from PRC companies to their offshore affiliated entities require governmental approval, and advances by PRC companies to their offshore affiliated entities must be supported by bona fide business transactions.

26.	COMMITMENTS

(a)	Operating leases

The Group has entered into operating lease agreements principally for its office spaces in the PRC. These leases expire through 2018 and are renewable upon negotiation. Rental expenses under operating leases for the years ended December 31, 2013, 2014 and 2015 were $1,141, $1,316 and $1,507, respectively.

Future minimum rental lease payments under non-cancellable operating leases agreements were as follows:

Year

2016	$1,279
2017	249
2018	104

$1,632

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data or otherwise noted)

26.	COMMITMENTS - Continued

(b)	Concession fees

The Group has entered into concession right agreements with vendors, such as airports, airlines and a petroleum company. The contract terms of such concession rights are usually three to five years. The concession rights expire through 2029 and are renewable upon negotiation. Concession fees charged into statements of operations for the years ended December 31, 2013, 2014 and 2015 were $67,314, $71,533 and $64,752 respectively.

Future minimum concession fee payments under non-cancellable concession right agreements were as follows:

Year

2016	$21,035
2017	18,215
2018	17,193
2019	15,539
2020	15,620
2021 and thereafter	9,378

$96,980

(c)	Capital commitments

The Group has entered into purchase agreements with vendors for media equipment and gas stations and a property. The minimum purchase payments under non-cancellable purchase agreements were $26,177 for the year ending December 31, 2016. No capital commitments exist beyond fiscal year 2016.

(d)	Other commitments

In December 2014, the Group has entered into an agreement with East Jiacheng to commit to contribute capital of $1,455 into Jiacheng Advertising, a company invested by the Group and East Jiacheng. As of December 31, 2014, the Group had not yet contributed capital, which shall be payable within 50 years as is permitted under the current PRC laws.

In August 2015, the Group disposed its 30% interest in Jiacheng Advertising to AM Jinsheng (see Note 6) with no committed capital paid. Later in September 2015, AM Jinsheng was disposed to a third party. The capital injection obligation to Jiacheng Advertising was transferred out with the disposal.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data or otherwise noted)

27.	CONTINGENT LIABILITIES

(a)	Outdoor advertisement registration certificate

On May 22, 2006, the State Administration for Industry and Commerce, or the SAIC, a governmental authority in the PRC, amended the Provisions on the Registration Administration of Outdoor Advertisements, or the new outdoor advertisement provisions. Pursuant to the amended outdoor advertisement provisions, advertisements placed inside or outside of the “departure halls” of airports are treated as outdoor advertisements and must be registered in accordance with the local SAIC by “advertising distributors”. To ensure that the Group’s airport operations comply with the applicable PRC laws and regulations, the Group is in the process of making inquiries with the local SAICs in the cities in which the Group has operations or intends to operate with respect to the application for an advertising registration certificate. However, the local SAICs with whom the Group consulted have expressed different views on whether the advertisements shown on the Group’s digital TV screens should be regarded as outdoor advertisements and how to register those advertisements. As of the date of these consolidated financial statements, the Group has registered and received outdoor advertising licenses for our advertisements in Beijing Capital International Airport, Shanghai Pudong International Airport, Shanghai Hongqiao Airport, and Shenyang Taoxian International Airport, and Changchun Longjia International Airport, and registrations have been approved by the SAIC offices in four other cities and provinces where the Group has operations for advertisements in the airports of those regions. Some local SAICs need more time to consider the implementation of the new outdoor advertising provisions and some SAICs do not require the Group to register. The Group intends to register with the relevant SAICs if the Group is required to do so, but the Group cannot assure that the Group will obtain the registration certificate in compliance with the new outdoor advertisement provisions due to the uncertainty in the implementation and enforcement of the regulations promulgated by the SAIC. If the requisite registration is not obtained, the relevant local SAICs may require the Group to forfeit advertising income earned, impose administrative fines of up to $5. They may also require the Group to discontinue advertisements at airports where the requisite advertising registration is not obtained, which may result in a breach of one or more of the Group’s agreements with the Group’s advertising clients and materially and adversely affect the Group’s business and results of operations. As of December 31, 2015, the Group did not record a provision for this matter as management believes the possibility of an adverse outcome of the matter is remote and any liability it may incur would not have a material adverse effect on its consolidated financial statements. However, it is not possible for the Group to predict the ultimate outcome and the possible range of the potential impact of failure to obtain such disclosed registrations and approvals primarily due to the lack of relevant data and information in the market in this industry in the past.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data or otherwise noted)

27.	CONTINGENT LIABILITIES - continued

(b)	Approval for non-advertising content

A majority of the digital frames and digital TV screens in the Group’s network include programs that consist of both advertising content and non-advertising content. On December 6, 2007, the State Administration of Radio, Film or Television, or the SARFT, a governmental authority in the PRC, issued the Circular regarding Strengthening the Management of Public Audio-Video in Automobiles, Buildings and Other Public Areas, or the SARFT Circular. According to the SARFT Circular, displaying audio-video programs such as television news, films and television shows, sports, technology and entertainment through public audio-video systems located in automobiles, buildings, airports, bus or train stations, shops, banks and hospitals and other outdoor public systems must be approved by the SARFT. The Group intends to obtain the requisite approval of the SARFT for the Group’s non-advertising content, but the Group cannot assure that the Group will obtain such approval in compliance with this new SARFT Circular, or at all. In January 2014, the Group entered into a strategic alliance with China Radio International Oriental Network (Beijing) Co., Ltd (“CRION”), which manages the internet TV business of China International Broadcasting Network, to operate the CIBN-AirMedia channel for broadcast network TV programs to air travellers in China. According to the terms of the cooperation arrangement with CRION, during the cooperation period from March 28, 2014 to March 27, 2024, CRION shall obtain and, from time to time, be responsible for obtaining any approval, license and consent regarding the regulation of broadcasting and television from relevant authorities.

There is no assurance that CRION will be able to obtain or maintain the requisite approval or the Group will be able to renew the contract with CRION when they expire. If the requisite approval is not obtained, the Group will be required to eliminate non-advertising content from the programs included in the Group’s digital frames and digital TV screens and advertisers may find the Group’s network less attractive and be unwilling to purchase advertising time slots on the Group’s network. As of December 31, 2015, the Group did not record a provision for this matter as management believes the possibility of adverse outcome of the matter is remote and any liability it may incur would not have a material adverse effect on its consolidated financial statements. However, it is not possible for the Group to predict the ultimate outcome and the possible range of the potential impact of failure to obtain such disclosed registrations and approvals primarily due to the lack of relevant data and information in the market in this industry in the past.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data or otherwise noted)

27.	CONTINGENT LIABILITIES - continued

(c)	Class action

The Company and two of its officers were named as defendants in a putative securities class action filed on June 25, 2015 in the U.S. District Court for the Southern District of New York: Huang v. AirMedia Group Inc. et al., Civil Action No. 1:15-CV-04966-ALC (S.D.N.Y.). The complaint in this putative class action alleges that certain of the defendants’ financial statements and other public statements and disclosures contained misstatements or omissions, including with respect to the alleged sale of an equity interest in the Company’s advertising subsidiary, in violation the U.S. securities laws. The complaint states that plaintiffs seek to represent a class of persons who allegedly suffered damages as a result of their trading activities related to the Company’s ADRs between April 15 and June 15, 2015, and alleges violations of Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. On November 10, 2015, the Court appointed China Xiayuan Transportation Co. Ltd. as the lead plaintiff and appointed a lead counsel. On January 15, 2016, the lead plaintiff filed an amended complaint, advancing similar allegations and claims as the previously filed complaint and seeking to represent a class of persons who allegedly suffered damages as a result of their trading activities related to the Company’s ADRs between April 7 and June 15, 2015. On February 5, 2016, the Company filed a letter pursuant to the judge’s individual practice rules, in which the Company identified the bases for its anticipated motion to dismiss the amended complaint and requested a pre-motion conference. On February 10, 2016, the lead plaintiff filed a letter in response to the Company’s February 5, 2016 letter. On February 11, 2016, the court denied the request for a pre-motion conference, and ordered a briefing schedule. Consistent with the court’s briefing schedule, on March 10, 2016, the Company and one of its officers (the “Filing Defendants”) filed a motion to dismiss the amended complaint. On April 7, 2016, the lead plaintiff filed its opposition to the motion to dismiss.  On April 21, 2016, the Filing Defendants filed a reply to the lead plaintiff’s opposition. As of December 31, 2015, the Group did not record a provision for this matter as management believes the possibility of adverse outcome of the matter is remote and any liability it may incur would not have a material adverse effect on its consolidated financial statements.

The Group are not currently a party to, nor is it aware of, any other legal proceeding, investigation or claim which, in the opinion of its management, is likely to have a material adverse effect on its business, financial condition or results of operations. The Group may become subject to legal proceedings, investigations and claims incidental to the conduct of its business from time to time.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data or otherwise noted)

28.	RELATED PARTY TRANSACTIONS

(a)	Details of outstanding balances with the Group’s related parties as of December 31, 2014 and 2015 were as follows:

Amount due from related parties:

		As of December 31,
Name of related parties	Relationship	2014	2015

Dayun Culture (1)	Invested by management of the Group	$796	$233

Beijing AirMedia Advertising Co., Ltd. (“AM Jinshi”) (2)	Wholly-owned subsidiary of equity method investee	-	1,182

Beijing AirMedia Lianhe Advertising Co., Ltd. (“AirMedia Lianhe”) (2)	Wholly-owned subsidiary of equity method investee	-	615

AirMedia City (Beijing) Outdoor Advertising Co., Ltd. (“AM Outdoor”) (2)	Wholly-owned subsidiary of equity method investee	-	360

Beijing AirMedia Jinshi Advertising Co., Ltd. (“TianJin Jinshi”) (2)	Wholly-owned subsidiary of equity method investee	-	362

BEMC (3)	Equity method investee	157	-

		$953	$2,752

(1)	The amounts due from Dayun Culture represent the unreceived consideration of $796 and $233 for selling 20% of equity interests in AirMedia Lianhe as of December 31, 2014 and 2015.

(2)	The amounts due from AM Jinshi, AirMedia Lianhe, AM Outdoor and TianJin Jinshi represents the amount of concession using fees receivable as of December 31, 2015.

(3)	The amounts due from BEMC represent the uncollected advertising revenues earned from BEMC as of December 31, 2014.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data or otherwise noted)

28.	RELATED PARTY TRANSACTIONS - continued

(b)	Details of outstanding balances with the Group’s related parties as of December 31, 2014 and 2015 were as follows:

Amount due to related parties:

		As of December 31,
Name of related parties	Relationship	2014	2015

AirTV United (1)	Wholly-owned subsidiary of equity method investee	$-	$296

AM Advertising (2)	Equity method investee	-	15,093

		$-	$15,389

(1)	The amounts due to AirTV United raised from the restructuring before the disposal as disclosed in Note 3.

(2)	The amounts due to AM Advertising mainly represent the concession fee payables for using concessions owned by AM Advertising, unpaid loans incurred before the disposal and related interests due to AM Advertising as of December 31, 2015.

(c)	Details of related party transactions for the years ended December 31, 2013, 2014 and 2015 were as follows:

Revenues earned from:

		For the years ended December 31
Name of related parties	Relationship	2013	2014	2015

BEMC	Equity method investee	$681	$-	$-
AM Jinshi (1)	Wholly-owned subsidiary of equity method investee	-	-	278
AM Advertising (1)	Equity method investee	-	-	2

		$681	$-	$280

Concession cost purchased from:

		For the years ended December 31
Name of related parties	Relationship	2013	2014	2015

AM Jinshi (1)	Wholly-owned subsidiary of equity method investee	-	-	2
AM Advertising (1)	Equity method investee	-	-	142

		$-	$-	$144

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data or otherwise noted)

28.	RELATED PARTY TRANSACTIONS - continued

(c)	Details of related party transactions occurred, for the years ended December 31, 2013, 2014 and 2015 were as follows - continued:

Equity transaction with related parties:

		For the years ended December 31
Name of related parties	Relationship	2013	2014	2015

Dayun Culture (2)	Invested by management of the Group	$-	$2,766	$-

		$-	$2,766	$-

(1)	Entities in continuing operations sold some concession in certain airports to discontinued operation. Also continuing operations purchased some concession in certain airports from discontinued operation after the disposal.

(2)	In August 2014, the Group sold 20% equity interest in AirMedia Lianhe, a wholly-owned subsidiary, to Dayun Culture, with a consideration of $2,766.

29.	SUBSEQUENT EVENTS

In May 2016, the Group received a written confirmation to confirm that none of the triggering events occurred which may have required the Company to repurchase its disposed equity interest in AM Advertising, as disclosed in Note 3. Accordingly, no related put option right remained outstanding.

AIRMEDIA GROUP INC.

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS

(In U.S. dollars in thousands, except share related data or otherwise noted)

	As of December 31,
	2014	2015
Assets
Current assets
Cash and cash equivalents	$2,029	$332
Amount due from subsidiaries	178,347	179,619
Other current assets	556	1,369

Total current assets	180,932	181,320

Non-current assets
Investment in subsidiaries	71,023	205,501

TOTAL ASSETS	251,955	386,821

Liabilities
Current liabilities
Amount due to subsidiaries	3,135	-
Accrued expenses and other current liabilities	84	253

Total liabilities	3,219	253

Equity
Ordinary Shares ($0.001 par value; 900,000,000 shares authorized in 2014 and 2015; 127,662,057 shares and 127,662,057 shares issued as of December 31, 2014 and 2015, respectively; 119,942,413 shares and 124,395,645 shares outstanding as of December 31, 2014 and 2015, respectively)	128	128
Additional paid in capital	323,167	317,414
Treasury stock (7,719,644 and 3,266,412 shares as of December 31, 2014 and 2015, respectively)	(9,236)	(3,778)
Accumulated deficits	(99,138)	49,876
Accumulated other comprehensive income	33,815	22,928

Total equity	248,736	386,568

TOTAL LIABILITIES AND EQUITY	$251,955	$386,821

AIRMEDIA GROUP INC.

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF OPERATIONS

(In U.S. dollars in thousands)

	For the years ended December 31,
	2013	2014	2015
Operating expenses
Selling and marketing	$-	$(144)	$-
General and administrative	(2,239)	(1,676)	(2,070)

Total operating expenses	(2,239)	(1,820)	(2,070)

Investment (loss) income in subsidiaries	(8,387)	(23,875)	151,717

Net (loss) income attributable to holders of ordinary shares	$(10,626)	$(25,695)	$149,647

AIRMEDIA GROUP INC.

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(In U.S. dollars in thousands)

	For the years ended December 31,
	2013	2014	2015

Net (loss) income	$(10,626)	$(25,695)	$149,647
Other comprehensive income (loss), net of tax:
Change in cumulative foreign currency translation adjustment	7,281	(6,414)	(10,887)

Comprehensive (loss) income attributable to Parent Company	$(3,345)	$(32,109)	$138,760

AIRMEDIA GROUP INC.

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CHANGES IN EQUITY

(In U.S. dollars in thousands, except share related data or otherwise noted)

						Accumulated
					(Accumulated	other
	Ordinary shares		Additional	Treasury	deficits)	comprehensive	Total
	Shares	Amount	paid in capital	stock	retained earnings	income	equity
Balance as of January 1, 2013	122,112,485	$128	$278,652	$(7,035)	$(62,817)	$32,948	$241,876

Ordinary shares issued for share based compensation	18,400	-	-	21	-	-	21
Share repurchase as treasury stock	(2,996,750)	-	-	(2,846)	-	-	(2,846)
Share-based compensation	-	-	1,251	-	-	-	1,251
Foreign currency translation adjustment	-	-	-	-	-	7,281	7,281
Capital contribution from non-controlling interests	-	-	39,825	-	-	-	39,825
Acquisition of non-controlling interests	-	-	(5,816)	-	-	-	(5,816)
Net loss	-	-	-	-	(10,626)	-	(10,626)

Balance as of December 31, 2013	119,134,135	$128	$313,912	$(9,860)	$(73,443)	$40,229	$270,966

Ordinary shares issued for share based compensation	808,278	-	-	624	-	-	624
Share-based compensation	-	-	1,359	-	-	-	1,359
Foreign currency translation adjustment	-	-	-	-	-	(6,414)	(6,414)
Capital contribution from non-controlling interests	-	-	6,463	-	-	-	6,463
Disposal of equity interests of AM Film and AirMedia Lianhe	-	-	1,433	-	-	-	1,433
Net loss	-	-	-	-	(25,695)	-	(25,695)

Balance as of December 31, 2014	119,942,413	$128	$323,167	$(9,236)	$(99,138)	$33,815	$248,736

Ordinary shares issued for share based compensation	4,453,232	-	-	5,458	(633)	-	4,825
Share-based compensation	-	-	598	-	-	-	598
Foreign currency translation adjustment	-	-	-	-	-	(10,887)	(10,887)
Net income	-	-	-	-	149,647	-	149,647
Capital contribution from non-controlling interests	-	-	271	-	-	-	271
Capital contribution to Guangzhou Meizheng	-	-	(459)	-	-	-	(459)
Purchase the non-controlling interest in subsidiary AirMedia Lianhe	-	-	(6,163)	-	-	-	(6,163)

Balance as of December 31, 2015	124,395,645	$128	$317,414	$(3,778)	$49,876	$22,928	$386,568

AIRMEDIA GROUP INC.

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CASH FLOWS

(In U.S. dollars in thousands)

	For the years ended December 31,
	2013	2014	2015
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(10,626)	$(25,695)	$149,647
Investment loss (income) in subsidiaries	8,387	23,875	(151,717)
Share-based compensation	1,251	1,359	598

CHANGES IN WORKING CAPITAL ACCOUNTS
Other current assets	444	(221)	(813)
Accounts payable	-	-	-
Accrued expenses and other current liabilities	(3)	(308)	169
Amount due to subsidiaries	3,231	(517)	(3,135)
Amount due from subsidiaries	(41)	2,898	(1,272)

Net cash provided by (used in) operating activities	2,643	1,391	(6,523)

CASH FLOWS FROM FINANCING ACTIVITIES
Cash paid for treasury stock	(2,846)	-	-
Proceeds from exercises of stock options	21	624	4,826

Net cash (used in) provided by financing activities.	(2,825)	624	4,826

Net (decrease)/increase in cash	(182)	2,015	(1,697)
Cash, at beginning of year	196	14	2,029

Cash, at end of year	$14	$2,029	$332

AIRMEDIA GROUP INC.

NOTES TO ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

FINANCIAL INFORMATION OF PARENT COMPANY

(In U.S. dollars in thousands)

Notes:

1.	basis for preparation

The condensed financial information of the parent company, AirMedia Group Inc., only has been prepared using the same accounting policies as set out in the Group’s consolidated financial statements except that the parent company has used equity method to account for its investment in its subsidiaries, AM Technology, Shenzhen AM, Xi’an AM, and its VIEs, AirMedia Shengshi, Jiaming Advertising, AM Yuehang and AM Online, and VIEs’ subsidiaries, AM Film, Flying Dragon, AM Wenzhou, Hainan Jinhui, Dongding, GreatView Media, Guangzhou Meizheng, AM Tianyi, Guangzhou Xinyu, Guangzhou Tech, AM Mobile, AMHL Mobile, AM Jiaming, and the eleven-months’ financial information from discontinued operations, AM Advertising and its subsidiaries AM Jinshi, Tianjin Jinshi, AM Outdoor, AirMedia Lianhe, AirTV United and Jiangxi AM.

2.	INVESTMENTS IN SUBSIDIARIES AND VARIABLE INTEREST ENTITIES

The Company, its subsidiaries, its VIEs and VIEs’ subsidiaries are included in the consolidated financial statements where the inter-company balances and transactions are eliminated upon consolidation. For the purpose of the Company’s stand-alone financial statements, its investments in subsidiaries, VIEs and VIEs’ subsidiaries are reported using the equity method of accounting. The Company’s share of income and losses from its subsidiaries, VIEs and VIEs’ subsidiaries is reported as earnings from subsidiaries, VIEs and VIEs’ subsidiaries in the accompanying condensed financial information of parent company.

3.	INCOME TAXES

The Company is a tax exempted company incorporated in the Cayman Islands.

