Form 20-F
period 2016-12-31
AIRMEDIA GROUP INC.
filed 2017-06-28
CIK 1413745

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

Richard Peidong Wu
Chief Financial Officer
AirMedia Group Inc.
17/F, Sky Plaza
No. 46 Dongzhimenwai Street
Dongcheng District, Beijing 10027
The People’s Republic of China
Phone:+86 10 8460 8181
Email: richardwu@airmedia.net.cn
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary shares, par value $0.001 per share*
American Depositary Shares, each representing	The NASDAQ Stock Market LLC
two ordinary shares	(The NASDAQ Global Select Market)

* Not for trading, but only in connection with the listing on the NASDAQ Global Market of American depositary shares, each representing two ordinary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2016, 125,629,779 ordinary shares, par value US$0.001 per share, were outstanding.

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

Yes ☒                                 No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐                                Accelerated Filer ☒

Non-Accelerated Filer ☐                                 Emerging growth company ☐

If an emerging growth company that prepare its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

AIRMEDIA GROUP INC.

Annual Report on Form 20-F

INTRODUCTION

Except as otherwise indicated by the context, in this annual report:

•	“ADS” refers to our American depositary shares, each of which represents two ordinary shares;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Hong Kong, Macau and Taiwan;

•	“ordinary shares” refers to our ordinary shares, par value US$0.001 per share;

•	“RMB” or “Renminbi” refers to the legal currency of China;

•	“U.S. dollars”, “$”, “US$” or “dollars” refers to the legal currency of the United States;

•	“VIEs” means our variable interest entities; and

•	“we”, “us”, “our”, the “Company” or “AirMedia” refers to the combined business of AirMedia Group Inc., its consolidated subsidiaries, its VIEs and VIEs’ subsidiaries.

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

Our financial statements are expressed in U.S. dollars, which is our reporting currency. Certain Renminbi figures in this annual report are translated into U.S. dollars solely for the reader’s convenience. Unless otherwise noted, all convenience translations from Renminbi to U.S. dollars in this annual report were made at a rate of RMB6.9430 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2016. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rate stated above, or at all.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains statements of a forward-looking nature. These statements are made under the “safe harbor provisions” of the U.S. Private Securities Litigation Reform Act of 1995.

You can identify these forward-looking statements by words or phrases such as “may”, “will”, “expect”, “anticipate”, “aim”, “estimate”, “intend”, “plan”, “believe”, “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include but are not limited to:

•	our growth strategies;

•	our future business development, results of operations and financial condition, including the prospect of our new Wi-Fi business;

•	our plans to expand our travel advertising network, including the expansion of our network to travel Wi-Fi platforms;

•	competition in the advertising industry and in particular, the travel advertising industry in China;

•	the expected growth in consumer spending, average income levels and advertising spending levels;

•	the growth of the air, train and long-haul bus travel sectors in China; and

•	PRC governmental policies relating to the advertising industry.

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

Selected Consolidated Financial Data

The following table represents our selected consolidated financial information. The selected consolidated statements of operations data for the years ended December 31, 2014, 2015 and 2016 and the consolidated balance sheet data as of December 31, 2015 and 2016 have been derived from our audited consolidated financial statements, which are included in this annual report. The selected consolidated statements of operations data for the years ended December 31, 2012 and 2013 and the selected consolidated balance sheet data as of December 31, 2012, 2013 and 2014, except for the impact of retrospective adjustments for the deconsolidation of our media business in airports (excluding digital TV screens in airports and TV-attached digital frames) and all billboard and LED media business outside of airports (excluding gas station media network and digital TV screens on airplanes), all of which have been classified as discontinued operations, have been derived from our financial statements for the relevant periods, which are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

These selected consolidated financial data below should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and related notes included elsewhere in this annual report and “Item 5. Operating and Financial Review and Prospects” below. Our historical results do not necessarily indicate results expected for any future periods.

	Years Ended December 31,
	2012	2013	2014	2015	2016
	(In thousands of U.S. Dollars, except share, per share and per ADS data)
Consolidated Statements of Operations Data:
Revenues:
Air Travel Media Network	$88,564	$80,002	$59,200	$38,917	$12,178
Gas Station Media Network	14,217	12,726	11,164	9,840	4,009
Other Media	2	36	5,583	2,109	410
Total revenues	102,783	92,764	75,947	50,866	16,597
Business tax and other sales tax	(2,212)	(1,511)	(1,254)	(633)	(84)
Net revenues	100,571	91,253	74,693	50,233	16,513
Cost of revenues	(101,044)	(97,741)	(96,608)	(89,577)	(49,042)
Gross profit/(loss)	(473)	(6,488)	(21,915)	(39,344)	(32,529)
Operating expenses:
Selling and marketing	(9,110)	(9,202)	(12,916)	(9,611)	(12,056)
General and administrative	(13,978)	(15,104)	(20,620)	(27,102)	(45,227)
Impairment of goodwill	(12,819)	—	—	—	—
Impairment of intangible assets	(5,059)	—	—	—	—
Total operating expenses	(40,966)	(24,306)	(33,536)	(36,713)	(57,283)
Loss from operations	(41,439)	(30,794)	(55,451)	(76,057)	(89,812)
Interest (expense) income	(250)	(224)	1,058	472	843
Other income, net	505	695	979	1,383	4,243
Loss before income taxes	(41,184)	(30,323)	(53,414)	(74,202)	(84,726)
Income tax expenses/ (benefits)	2,685	(537)	(1,512)	6,421	4,483
Loss from continuing operations before (loss) income on equity method investments	(43,869)	(29,786)	(51,902)	(80,623)	(89,209)
(loss)income on equity method investments	(22)	(69)	(212)	2,352	(33)
Net loss from continuing operations	(43,891)	(29,855)	(52,114)	(78,271)	(89,242)
Net income from discontinued operations, net of tax	11,650	18,335	20,288	221,183	—
Net (loss) income	(32,241)	(11,520)	(31,826)	142,912	(89,242)
Less: Net (loss)/ income attributable to noncontrolling interests	487	(894)	(6,131)	(6,735)	23,617
-Continuing operations	487	(894)	(6,808)	(7,620)	23,617
-Discontinued operations	—	—	677	885	—
Net (loss) income attributable to AirMedia Group Inc.’s shareholders	(32,728)	(10,626)	(25,695)	149,647	(65,625)
-Continuing operations	(44,378)	(28,961)	(45,306)	(70,651)	(65,625)
-Discontinued operations	11,650	18,335	19,611	220,298	—
Weighted average shares outstanding used in computing net (loss) income per ordinary share
-basic
Continuing operations	124,269,245	120,386,635	119,304,773	121,740,194	125,277,056
Discontinued operations	124,269,245	120,386,635	119,304,773	121,740,194	—
-diluted
Continuing operations	124,269,245	120,386,635	119,304,773	121,740,194	125,277,056
Discontinued operations	124,275,255	120,391,294	119,924,927	129,372,158	—
Net (loss) income attributable to AirMedia Group Inc.’s shareholders per ordinary share—basic
Continuing operations	$(0.36)	$(0.24)	$(0.38)	$(0.58)	$(0.52)
Discontinued operations	0.09	0.15	0.16	1.81	—
Net (loss) income attributable to AirMedia Group Inc.’s shareholders per ordinary share—diluted
Continuing operations	$(0.36)	$(0.24)	$(0.38)	$(0.58)	$(0.52)
Discontinued operations	0.09	0.15	0.16	1.70	—
Net (loss) income attributable to AirMedia Group Inc.’s shareholders per ADS—basic(1)
Continuing operations	$(0.71)	$(0.48)	$(0.76)	$(1.16)	$(0.52)
Discontinued operations	0.19	0.30	0.33	3.62	—
Net (loss) income attributable to AirMedia Group Inc.’s shareholders per ADS—diluted(1)
Continuing operations	$(0.71)	$(0.48)	$(0.76)	$(1.16)	$(0.52)
Discontinued operations	0.19	0.30	0.33	3.41	—

(1)	Each ADS represents two ordinary shares.

The following table presents a summary of our consolidated balance sheet data as of December 31, 2012, 2013, 2014, 2015 and 2016:

	As of December 31,
	2012	2013	2014	2015	2016
	(In thousands of U.S. Dollars)
Balance Sheet Data:
Cash	$61,020	$38,846	$60,117	$86,960	$117,547
Total assets	343,867	402,791	395,597	531,601	381,190
Total liabilities	104,432	111,448	126,725	133,968	114,593
Total AirMedia Group Inc.’s shareholders’ equity	241,876	270,966	248,736	386,568	268,737
Noncontrolling interests	(2,441)	20,377	20,136	11,065	(2,140)
Total equity	$239,435	$291,343	$268,872	$397,633	$266,597

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We began our business operations in August 2005 but started our gas station business only in 2013 and started to explore the Wi-Fi business in as recently as 2015. Our limited operating history may not provide a meaningful basis for you to evaluate our business, financial performance and prospects. It is also difficult to evaluate the viability of our new business model because we do not have sufficient experience to address the risks that we may encounter as we explore Wi-Fi platform as a new form of advertising media and enter the new and evolving travel Wi-Fi advertising market. Certain members of our senior management team, especially those who joined us only recently due to our new Wi-Fi business, have worked together for only a relatively short period of time and it may be difficult for you to evaluate their effectiveness, on an individual or collective basis, and their ability to address future challenges to our business. Because of our limited operating history, we may not be able to:

•	manage our relationships with relevant parties to retain existing concession rights and obtain new concession rights on commercially advantageous terms or at all;

•	retain existing and acquire new advertisers and third party content providers;

•	secure a sufficient number of low-cost hardware for our business from our suppliers;

•	manage our operations;

•	successfully launch new business and operate our existing business;

•	respond to competitive market conditions;

•	respond to changes in the PRC regulatory regime;

•	maintain adequate control of our costs and expenses; or

•	attract, train, motivate and retain qualified personnel.

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

Advertising revenues from advertisers in the automobile industry accounted for a significant portion of our revenues. Any significant or prolonged slowdown or decline of this industry or the economy of China, countries with close economic ties with China or the overall global economy will affect consumers’ disposable income and consumer spending in these industries, and lead to a decrease in demand for our services. Furthermore, the campaign launched by the Chinese government to curb waste by officials may also lead to decrease in demand for products of our key customers and in turn adversely affect demand for our services.

We derive a significant portion of our revenues from the provision of air travel advertising services. A contraction in the air travel advertising industry in China may materially and adversely affect our business and results of operations.

A significant part of our revenues from continuing operations in 2016 were generated from the provision of air travel advertising services through the display of advertisements on digital TV screens on airplanes. We expect digital TV screens on airplanes to contribute substantially all of our air travel network revenue and a majority of all our revenue in the foreseeable future. If we cannot substantially increase our revenues from our gas station advertising business and cannot successfully generate revenues from our Wi-Fi business, this situation will continue into the foreseeable future. A contraction in air travel advertising industry in China could therefore have a material adverse effect on our business and results of operations.

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

We derived a significant portion of our revenues from continuing operations in 2016 from six airline companies in China. As of May 31, 2017, we have concession rights contracts to place our programs on China Southern Airline and China Eastern Airline, respectively, which in the aggregate contributed more than a majority of our revenue from digital TV screens on airplanes in 2016. A material business or flight disruption of any of those airline companies could negatively affect our advertising media on airplanes operated by those companies.

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

A limited number of advertisers historically accounted for a significant portion of our revenues, but for the years ended December 31, 2014, 2015 and 2016, no individual customer accounted for over 10% of total revenue.

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

Our management has concluded that we had not maintained effective internal control over financial reporting and disclosure controls and procedures as of December 31, 2016 due to the material weaknesses identified by our independent registered public accounting firm during the audit of our internal control over financial reporting as of December 31, 2016. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses relate to the weak operating effectiveness and lack of monitoring of controls over financial reporting due to inadequate resources or resources with insufficient experience or training in our financial reporting and internal control team and adminstration team including information technology department. See “Item 15. Controls and Procedures.” Any failure to achieve and maintain effective internal control over financial reporting could negatively affect the reliability of our financial information and reduce investors’ confidence in our reported financial information, which in turn could result in lawsuits being filed against us by our shareholders, otherwise harm our reputation or negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements of the Sarbanes-Oxley Act.

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

Our business could be materially and adversely affected by natural disasters or the outbreak of health epidemic. Any such occurrences could cause severe disruption to our daily operations, and may even require a temporary closure of our facilities. In August 2014, a strong earthquake hit part of Yunnan province in south, and resulted in significant casualties and property damage. While we did not suffer any loss or experience any significant increase in cost resulting from these earthquakes, if a similar disaster were to occur in the future affecting Beijing or another city where we have major operations in China, our operations could be materially and adversely affected due to loss of personnel and damages to property. In addition, any outbreak of avian flu, severe acute respiratory syndrome (SARS), influenza A (H1N1), H7N9, Ebola, or other adverse public health epidemic in China may have a material and adverse effect on our business operations. These occurrences could require the temporary closure of our offices or prevent our staff from traveling to our customers’ offices to provide services. Such closures could severely disrupt our business operations and adversely affect our results of operations. These occurrences could reduce air and train traveling in China and adversely affect the results of operations of our related business.

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

Some of our VIE arrangements with AirMedia Shengshi and Jiaming Advertising may expire on June 13, 2027 if any party thereto sends a no-extension notice to the other at least twenty (20) days in advance. Although we believe we can renew those agreements with the VIEs and their shareholders at that time, if we fail to do so, our control over such VIEs might be adversely affected.

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

In addition, if the PRC government were to find that the VIE arrangements do not comply with PRC governmental restrictions on foreign investment in the advertising industry and in the operating of non-advertising content, or if the legal structure and contractual arrangements were found to be in violation of any other existing PRC laws and regulations, the PRC government could:

•	revoke the business and operating licenses of the our PRC subsidiaries and affiliates;

•	discontinue or restrict the our PRC subsidiaries’ and affiliates’ operations;

•	impose conditions or requirements with which we or our PRC subsidiaries and affiliates may not be able to comply; or

•	require us or our PRC subsidiaries and affiliates to restructure the relevant ownership structure or operations.

While we do not believe that any penalties imposed or actions taken by the PRC government would result in the liquidation of us, AM Technology, or the VIEs, the imposition of any of these penalties may result in a material and adverse effect on our ability to conduct the our business. In addition, if the imposition of any of these penalties causes us to lose the power to direct the activities of the VIEs (and VIEs’ subsidiaries) that most significantly impact the VIEs (and VIEs’ subsidiaries) economic performance or the right to receive substantially all of the benefits from the VIEs (and VIEs’ subsidiaries), we would no longer be able to consolidate the VIEs (and VIEs’ subsidiaries).

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

Certain provisions in the contractual agreements between AM Technology and our VIEs do impose limits on the rights of the shareholders of the VIEs. For example, each of the individual shareholders of the VIEs (except Yi Zhang) has signed an irrevocable power of attorney authorizing the person designated by AM Technology to exercise its rights as shareholder, including the voting rights, the right to enter into legal documents and the right to transfer its equity interest in the VIEs. However, we cannot assure you that when conflicts of interest arise that each of our VIEs and its respective shareholders will act completely in our interests or that conflicts of interests will be resolved in our favor, or that the above contractual provisions would be sufficient protection for us in the event that shareholders of the VIEs fail to perform under their contracts with AM Technology. In any such event, we would have to rely on legal remedies under PRC law, which may not be effective. See “—We rely on contractual arrangements with our consolidated variable interest entities and their shareholders for a substantial portion of our China operations, which may not be as effective as direct ownership in providing operational control” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements.”

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

Except for Yi Zhang, who acquired 3.5% minority equity interest in each of AM Online, AirMedia Shengshi and Jiaming Advertising in January 2016, the individual shareholders of our VIEs, each a consolidated affiliated entity of ours, have pledged all of their equity interests, including the right to receive declared dividends, in the relevant VIEs to AM Technology, our wholly-owned subsidiary. An equity pledge agreement becomes effective among the parties upon execution, but according to the PRC Property Rights Law, an equity pledge is not perfected as a security property right unless it is registered with the relevant local administration for industry and commerce. We have not yet registered the share pledges by shareholders of AM Online, AirMedia Shengshi and Jiaming Advertising. As the registration of these pledges has not yet been completed so far, the pledges, as property rights, have not yet become effective under the PRC Property Rights Law. Before the registration procedures are completed, we cannot assure you that the effectiveness of these pledges will be recognized by PRC courts if disputes arise with respect to certain pledged equity interests or that AM Technology’s interests as pledgee will prevail over those of third parties. AM Technology may not be able to successfully enforce these pledges against any third parties who have acquired property right interests in good faith in the equity interests in AM Online, AirMedia Shengshi and Jiaming Advertising. As a result, if AM Online, AirMedia Shengshi or Jiaming Advertising breaches their respective obligations under the various agreements described above, and there are third parties who have acquired equity interests in good faith, AM Technology would need to resort to legal proceedings to enforce its contractual rights under the equity pledge agreements, or the underlying agreements secured by the pledges. We do not have agreements that pledge the assets of the VIEs and their respective subsidiaries for the benefit of us or our wholly owned subsidiaries.

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

Furthermore, relevant PRC laws and regulations permit payments of dividends by AM Technology, Shenzhen AM and Xi’an AM only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC laws and regulations, AM Technology, Shenzhen AM and Xi’an AirMedia Chuangyi Technology Co., Ltd., or Xi’an AM, are also required to set aside at least 10% of after-tax income based on PRC accounting standards each year to their general reserves until the accumulative amount of such reserves reaches 50% of their respective registered capital.

The registered capital of AM Technology, Shenzhen AM and Xi’an AM is $45.0 million, $96.4 million (approximately RMB700 million) and $50.0 million, respectively. Xi’an AM has made the applicable annual appropriations required under PRC law. AM Technology and Shenzhen AM are not currently required to fund any statutory surplus reserve because AM Technology incurred loss this year and Shenzhen AM still has accumulated losses. Any direct or indirect limitation on the ability of our PRC subsidiaries to distribute dividends and other distributions to us could materially and adversely limit our ability to make investments or acquisitions at the holding company level, pay dividends or otherwise fund and conduct our business.

Although none of AM Technology, Shenzhen AM or Xi’an AM has any present plan to pay any cash dividends to us in the foreseeable future, any limitation on the ability of AM Technology, Shenzhen AM or Xi’an AM to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, or otherwise fund and conduct our business.

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

The value of the RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

The Labor Contract Law, which came into effect January 1, 2008 and was amended on July 1, 2013, established more restrictions and increased costs for employers to dismiss employees under certain circumstances, including specific provisions relating to fixed-term employment contracts, non-fixed-term employment contracts, task-based employment, part-time employment, probation, consultation with the labor union and employee representative’s council, employment without a contract, dismissal of employees, compensation upon termination and for overtime work, and collective bargaining. Under the Labor Contract Law, unless otherwise provided by law, an employer is obligated to sign a labor contract with a non-fixed term with an employee, if the employer continues to hire the employee after the expiration of two consecutive fixed-term labor contracts, or if the employee has worked for the employer for 10 consecutive years. Severance pay is required if a labor contract expires and is not renewed because of the employer’s refusal to renew or seeking to renew with less favorable terms. In addition, under the Regulations on Paid Annual Leave for Employees, which became effective on January 1, 2008, employees who have served more than one year for an employer are entitled to a paid vacation for five to 15 days, depending on the employee’s number of years of employment. Employees who waive such vacation at the request of employers are entitled to compensation that equals to three times their regular daily salary for each waived vacation day. As a result of these new labor protection measures, our labor costs are expected to increase, which may adversely affect our business and our results of operations. It is also possible that the PRC government may enact additional labor-related legislations in the future, which would further increase our labor costs and affect our operations.

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

Xi’an AirMedia Chuangyi Technology Co., Ltd., one of our PRC subsidiaries, or Xi’an AM, qualified as a “software enterprise” in August 2008 by the Technology Information Bureau of Shaanxi Province and has received a written approval from Xi’an local tax bureau that it is granted a two-year exemption from EIT commencing on its first profitable year and a 50% reduction of the 25% EIT rate for the succeeding three years. As Xi’an AM first made profit in 2009, it was exempted from EIT in 2009 and 2010, and enjoyed the preferential income tax rate of 12.5% from 2011 to 2013. Xi’an AM received the HNTE certificate jointly issued by the competent governmental authorities in Shaanxi Province in September 2014. As such, Xi’an AM is expected to enjoy a preferential income tax rate of 15% from 2014 to 2016 as long as it maintains its HNTE status.

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

Under the EIT Law and related regulations, dividends payable by a foreign-invested enterprise in China to its foreign investors who are non-resident enterprises are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The British Virgin Islands, or BVI, where Broad Cosmos Enterprises Ltd., or Broad Cosmos, our wholly-owned subsidiary, is incorporated, does not have such a tax treaty with AM China, the 100% shareholder of AM Technology, Shenzhen AM and Xi’an AM, is incorporated in Hong Kong. According to the Mainland and Hong Kong Special Administrative Region Arrangement on Avoiding Double Taxation or Evasion of Taxation on Income between China and Hong Kong and the relevant rules, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise). However, under recently implemented PRC regulations, now our Hong Kong subsidiary must obtain approval from the competent local branch of the State Administration of Taxation in accordance with the double-taxation agreement among the PRC and Hong Kong in order to enjoy the 5% preferential withholding tax rate. In February 2009, the State Administration of Taxation issued Notice No. 81. According to Notice No. 81, in order to enjoy the preferential treatment on dividend withholding tax rates, an enterprise must be the “beneficial owner” of the relevant dividend income, and no enterprise is entitled to enjoy preferential treatment pursuant to any tax treaties if such enterprise qualifies for such preferential tax rates through any transaction or arrangement, the major purpose of which is to obtain such preferential tax treatment. The tax authority in charge has the right to make adjustments to the applicable tax rates, if it determines that any taxpayer has enjoyed preferential treatment under tax treaties as a result of such transaction or arrangement. In October 2009, the State Administration of Taxation issued another notice on this matter, or Notice No. 601, to provide guidance on the criteria to determine whether an enterprise qualifies as the “beneficial owner” of the PRC sourced income for the purpose of obtaining preferential treatment under tax treaties. Pursuant to Notice No. 601, the PRC tax authorities will review and grant tax preferential treatment on a case-by-case basis and adopt the “substance over form” principle in the review. Notice 601 specifies that a beneficial owner should generally carry out substantial business activities and own and have control over the income, the assets or other rights generating the income. Therefore, an agent or a conduit company will not be regarded as a beneficial owner of such income. Since the two notices were issued, it has remained unclear how the PRC tax authorities will implement them in practice and to what extent they will affect the dividend withholding tax rates for dividends distributed by our subsidiaries in China to our Hong Kong subsidiary. If the relevant tax authority determines that our Hong Kong subsidiary is a conduit company and does not qualify as the “beneficial owner” of the dividend income it receives from our PRC subsidiaries, the higher 10% withholding tax rate may apply to such dividends.

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

Our prior audit reports are prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Deloitte Touche Tohmatsu Certified Public Accountants LLP (DTT), which acted as our independent registered public accounting firm up to March 3, 2017, issued audit reports included in our prior annual reports filed with the United States Securities and Exchange Commission. Auditors of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Because DTT is located in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, they are not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating DTT’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of DTT’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements issued by DTT.

If additional remedial measures are imposed on the “Big Four” PRC-based accounting firms, including DTT, our previous independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC, with respect to requests for the production of documents, investors’ confidence in our reported financial information and the price of our ADSs could be adversely affected.

Starting in 2011, the Chinese affiliates of the “big four” accounting firms, including DTT, our previous independent registered public accounting firm, were affected by a conflict between the United States’ and Chinese laws. Specifically, for certain U.S. listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from these Chinese accounting firms access to their audit work papers and related documents. The firms were, however, advised and directed that under China law they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the China Securities Regulatory Commission, or the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including DTT. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although such proposed penalties did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet the specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms, depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases, the resumption of the current proceeding against all four firms.

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

On June 19, 2015, Mr. Herman Man Guo submitted to the board of directors of the Company a preliminary non-binding proposal letter (the “Proposal Letter”) to acquire the Company in a going private transaction for $3.00 in cash per Share (or $6.00 in cash per ADS) other than any ordinary shares or ADSs of the Company beneficially held by Mr. Herman Man Guo, his affiliates or other management shareholders who may choose to roll over their Shares in connection with the proposed acquisition (the “Proposal”). The proposed purchase price represents a premium of approximately 70.5% to the closing trading price of our ADS on June 18, 2015, the last trading day prior to the date of the going-private proposal. Our board of directors formed a special committee consisting of three independent directors, Messrs. Conor Chia-hung Yang (to serve as chairman of the committee), Shichong Shan and Songzuo Xiang, to consider the Proposal.

On September 28, 2015, the Company entered into a definitive agreement and plan of merger (the “Merger Agreement”) with AirMedia Holdings Ltd. (“Parent”) and AirMedia Merger Company Limited, a wholly owned subsidiary of Parent, pursuant to which Parent will acquire the Company for US$3.00 per Share (or US$6.00 per ADS). Under the terms of the Merger Agreement, either the Company or Parent could terminate the Merger Agreement if the merger contemplated by the Merger Agreement has not been completed by the date of June 28, 2016. On June 27, 2016, the parties entered into Amendment No. 1 to the Merger Agreement to extend this termination date to December 31, 2016. On December 19, 2016, the parties entered into Amendment No. 2 to the Merger Agreement to further extend the termination date to June 30, 2017. The special committee received a proposed amendment to the Merger Agreement from the buyer group, comprised of Mr. Guo, Ms. Dan Shao and Mr. Qing Xu, on May 23, 2017 to (a) acquire all of the outstanding shares not already owned by the buyer group for US$4.00 per ADS or US$2.00 per ordinary share in cash, and (b) extend the Termination Date to December 31, 2017. The special committee is evaluating the proposed amendment with the assistance of its financial and legal advisors. On June 28, 2017, the parties entered into Amendment No. 3 to the Merger Agreement to further extend the termination date to July 31, 2017 so as to give the special committee sufficient time to consider the proposed amendment.

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

In June 2015, we entered into an equity interest transfer agreement with Beijing Longde Wenchuang Investment Fund Management Co., Ltd. to sell 75% equity interest of AM Advertising for RMB2.1 billion in cash. In November 2015, Beijing Longde Wenchuang Investment Fund Management Co., Ltd. assigned and transferred its rights and obligations under the equity interest transfer agreement relating to 46.43% equity interest of AM Advertising to Beijing Cultural Center Construction and Development Fund (Limited Partnership). We have completed the equity interest transfer and have received the payments for the transfer. However, under that equity interest transfer agreement, the buyers may require us to repurchase the 75% equity interest upon the occurrence of certain events. In addition, the agreement’s earnout provisions will continue to apply until all profit targets have been achieved. See “Item 4. Information on the Company—A. History and Development of the Company.” As of the date of this annual report, we have not received any notice from any buyer that any such events had occurred which might trigger the repurchase provisions of the agreement.    However, if the buyers become entitled to exercise the revocation right and demand us to repurchase the equity interest, we will need to reverse the transaction and pay the buyers applicable damages. In addition, if we fail to meet the profit targets, we, as a shareholder of AM Advertising, may be required to transfer our equity interest in AM Advertising to the buyers for nil consideration or provide other forms of compensation. In those events, we may not be able to successfully implement our strategy to exit the airport advertising market and we may experience significant disruption to our business in order to re-integrate our sold business. Our financial position may also be materially and adversely affected.

The trading price of our ADSs has been and may continue to be volatile.

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. During the year of 2016, the trading prices of our ADSs on the NASDAQ Global Select Market ranged from $2.38 to $5.71 per ADS. The price of our ADSs may fluctuate in response to a number of events and factors including, changes in the economic performance or market valuations of other advertising companies, conditions in the air travel advertising industry and the sales or perceived potential sales of additional ordinary shares or ADSs.

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

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and by the Companies Law (2016 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against us and our directors, actions by minority shareholders and the fiduciary duties of our directors are to a large extent governed by the common law of the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts.

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

Certain principal shareholders hold a substantial percentage of the outstanding shares of our company. For example, as of May 31, 2017, our principal shareholder, Mr. Herman Man Guo, along with his wife, Ms. Dan Shao, beneficially owned approximately 31.9% of our outstanding ordinary shares. Mr. Guo and other principal shareholders of our company could exert substantial influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

We are a “foreign private issuer,” and have disclosure obligations that are different from those of U.S. domestic reporting companies so you should not expect to receive the same information about us at the same time as a U.S. domestic reporting company may provide.

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

We believe we were a passive foreign investment company for our taxable year ended December 31, 2016, which could subject United States investors in the ADSs or ordinary shares to significant adverse United States income tax consequences.

Based on the market price of our ADSs and composition of our assets ( in particular the retention of a substantial amount of cash), we believe that we were a “passive foreign investment company,” or “PFIC,” for U.S. federal income tax purposes for our taxable year ended December 31, 2016, and we will likely be a PFIC for our current taxable year ending December 31, 2017 unless the market price of our ADSs increases and/or we invest a substantial amount of cash and other passive assets we hold in assets that produce or are held for the production of non-passive income. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) 75% or more of its gross income for such year consists of certain types of “passive” income or (2) 50% or more of the average quarterly value of its assets (as generally determined on the basis of fair market value) during such year produce or are held for the production of passive income.

If we were to be classified as a PFIC in any taxable year, a U.S. Holder (as defined in Item 10. Additional Information—E. —Taxation—United States Federal Income Taxation) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules. Furthermore, a U.S. Holder will generally be treated as holding an equity interest in a PFIC in the first taxable year of the U.S. Holder’s holding period in which we become a PFIC and subsequent taxable years even if, we, in fact, cease to be a PFIC in subsequent taxable years. Accordingly, a U.S. Holder of our ADSs or ordinary shares is urged to consult its tax advisor concerning the U.S. federal income tax consequences of an investment in our ADSs or ordinary shares, including the possibility of making a “mark-to-market” election. For more information, see “Item 10. Additional Information – E. Taxation – United States Federal Income Taxation”.

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

In June 2015, we entered into a definitive agreement with Beijing Longde Wenchuang Investment Fund Management Co., Ltd. to sell 75% equity interest of AirMedia Group Co., Ltd., or AM Advertising, for a consideration of RMB2.1 billion in cash. In November 2015, Beijing Longde Wenchuang Investment Fund Management Co., Ltd. assigned and transferred its rights and obligations under the equity interest transfer agreement relating to 46.43% equity interest of AM Advertising to Beijing Cultural Center Construction and Development Fund (Limited Partnership). As part of the transaction, we effected an internal business reorganization and transferred all our media business in airports (excluding digital TV screens in airports and TV-attached digital frames) and all billboard and LED media business outside of airports (excluding gas station media network and digital TV screens on airplanes) to AM Advertising to form the target business to be sold (the “Disposed Business”) and transferred our other business out of AM Advertising. To effectuate the sale, we removed the VIE structure with respect to AM Advertising. The change in the equity ownership of AM Advertising was registered with the local branch of the State Administration for Industry and Commerce, or the SAIC, in December 2015. We now hold 20.2% equity interest in AM Advertising and has ceased to consolidate the results of AM Advertising. The buyers may require the Company to repurchase the equity interest of AM Advertising upon the occurrence of any of the following events:

•	the audited net profit (before or after adjustment for non-recurring gains and losses, whichever is less) in relation to the Target Business is less than RMB150 million in 2015;

•	eighty per cent of the concession right contracts (as calculated based on the contract subject amount) with respect to the Target Business in the area of the Beijing Capital Airport effective as of the date of the equity interest transfer agreement which were entered into by AirMedia Advertising, AirMedia and any of its subsidiaries and/or VIE companies (as set forth in detail in Schedule 6 hereto) are not renewed with AirMedia Advertising as a party to the contract upon the expiration of the respective contracts; and

•	the internal restructuring as required under the equity interest transfer agreement has not been fully completed by June 30, 2016.

In addition, the agreement’s earnout provisions will continue to apply until all profit targets are achieved. In the event the adjusted net profit of AM Advertising after the provided restructuring in 2015, 2016 and 2017 is less than the profit target provided for in the agreement, we, as a shareholder of AM Advertising, will be obligated to compensate the buyers for the deficiency by nil-consideration equity interest transfers or other means of compensation.

In April 2015, we established AM Online, a variable interest entity of us, to operate the new Wi-Fi business.

In June 2015, Mr. Herman Man Guo submitted to the board of directors of the Company a preliminary nonbinding proposal letter (the “Proposal Letter”) to acquire the Company in a going private transaction for $3.00 in cash per Share (or $6.00 in cash per ADS) other than any ordinary shares or ADSs beneficially held by Mr. Guo, his affiliates or other management shareholders who may choose to roll over their Shares in connection with the proposed acquisition (the “Proposal”). The board of directors of the Company formed a special committee comprised of three independent and disinterested directors, Messrs. Conor Chia-hung Yang, Shichong Shan and Songzuo Xiang, to negotiate the Proposal with the buyer group. On September 28, 2015, the Company entered into a definitive agreement and plan of merger (the “Merger Agreement”) with AirMedia Holdings Ltd. (“Parent”) and AirMedia Merger Company Limited, a wholly owned subsidiary of Parent, pursuant to which Parent will acquire the Company for US$3.00 per Share (or US$6.00 per ADS). Under the terms of the Merger Agreement, either the Company or Parent could terminate the Merger Agreement if the merger contemplated by the Merger Agreement has not been completed by the date of June 28, 2016. On June 27, 2016, the parties entered into Amendment No. 1 to the Merger Agreement to extend this termination date to December 31, 2016. On December 19, 2016, the parties entered into Amendment No. 2 to the Merger Agreement to further extend the termination date to June 30, 2017. The special committee received a proposed amendment to the Merger Agreement from the buyer group, comprised of Mr. Guo, Ms. Dan Shao and Mr. Qing Xu, on May 23, 2017 to (a) acquire all of the outstanding shares not already owned by the buyer group for US$4.00 per ADS or US$2.00 per ordinary share in cash, and (b) extend the Termination Date to December 31, 2017. The special committee is evaluating the proposed amendment with the assistance of its financial and legal advisors. On June 28, 2017, the parties entered into Amendment No. 3 to the Merger Agreement to further extend the termination date to July 31, 2017 so as to give the special committee sufficient time to consider the proposed amendment.

In January 2017, we, through AM Online, established Unicom AirMedia (Beijing) Network Co., Ltd., or Unicom AirMedia, jointly with Unicom Boardband Online Co., Ltd., a wholly owned subsidiary of China Unicom, and Chengdu Haite Kairong Aeronautical Technology Co., Ltd., a wholly owned subsidiary of a listed company providing aeronautical technical services. Pursuant to a capital contribution agreement entered into by the relevant parties, AM Online invested an aggregate of RMB117.9 million in Unicom AirMedia. AM Online currently holds 39% of equity interests in Unicom AirMedia, and can designate three directors to its seven-member board.  We and the other two shareholders of Unicom AirMedia intend to build global network for aeronautical communication and provide in-flight Internet and other value-added services through this newly established company. We believe that our respective expertise and advantages in telecommunication and aeronautical technology can be fully utilized under this joint venture.

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

General

We are an operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers as well as a first-mover in the travel Wi-Fi market. As of May 31, 2017, we hold concession rights to install and operate Wi-Fi systems on trains administered by ten regional railway administrative bureaus in China. We also hold concession rights to install and operate Wi-Fi systems on many long-haul buses in China.  We are working with major bus manufactures in China to pre-install our Wi-Fi systems on their new buses.  In terms of in-flight Wi-Fi, we have been in discussion with major Chinese airlines to obtain in-flight concession rights.  With respect to our air travel advertising business, as of May 31, 2017, we operated digital TV screens on airplanes operated by six airlines, including Air China, China Eastern Airlines, China Southern Airlines, Shanghai Airlines, Hainan Airline and Xiamen Airlines. We also hold concession rights to operate the advertising media platforms at Sinopec gas stations throughout China until 2020.

The digital TV screens on our network airplanes are located in highly visible locations in passenger compartments and on the backs of passenger seats. We also provide in-flight advertising and non-advertising contents. We enable our advertisers to target air travelers in China, whom we believe are an attractive demographic for our advertisers because they generally have higher-than-average disposable income compared to the rest of China’s population.

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

We derive revenues principally by selling advertising time slots to our advertisers, including both direct advertisers and advertising agencies. In 2015 and 2016, we divested our business lines of digital frames in airports, digital TV screens in airports, our traditional media in airports and most of our outdoor media business.

Wi-Fi Business

We have obtained concession rights to install and operate Wi-Fi systems on trains administered by ten regional railway bureaus in China. We also have concession rights to install and operate Wi-Fi systems on many long-haul buses.  We are in the process of installing tablet devices at passenger seats on those trains and buses that will give each passenger access to free Wi-Fi as well as a broad range of entertainment and information resources.  We plan to place advertisements on our devices and charge advertising fees from our advertiser or agent clients.  We also plan to offer passengers with pay-as-you-see movies, TV shows, books, music and other contents. We are in discussion with major Chinese airlines to jointly develop the in-flight Wi-Fi business.

Advertising Network and Services

After our divestitures in 2015, we primarily generate revenues from advertising services from the following platforms: digital TV screens on airplanes and gas station media displays.

Digital TV Screens on Airplanes

As of May 31, 2017, our programs were placed on digital TV screens on planes operated by six airlines in China. The displays on our network airplanes, which have been installed by aircraft manufacturers, are located at the top of passenger compartments and on the back of passenger seats. The digital TV screens at the top of passenger compartments typically range from 9 to 15 inches in size, while the display screens on the back of passenger seats typically range from 7 to 9 inches in size. There are approximately 10 to 280 on an airplane. The TV system installed on each plane differs from one another according to the requirements of each specific airline. For instance, if the airline chooses to implement audio-video on demand, or AVOD, systems and personal TV, or PTV, systems, then it would have to install TV screens on the back of each and every seat on the airplane.

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

We have not yet entered into any substantial advertising sales contracts in relation to our Wi-Fi business.

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

Our Concession Rights Contracts

Airlines

As of May 31, 2017, our programs were placed on digital TV screens located on routes operated by the following airlines

•	Air China;

•	China Eastern Airlines;

•	China Southern Airlines;

•	Shanghai Airlines;

•	Xiamen Airlines; and

•	Hainan Airline.

As of May 31, 2017, we have concession rights contracts with six Chinese airlines to place our programs on their planes. We also pay AM Advertising to use their concessions to place our programs on three other network airlines. The amount of concession fees or concession use fees payable under these contracts for 2017 is expected to be approximately RMB76 million. The scope of the exclusivity, however, varies from contract to contract. Most of these exclusivity provisions limit the exclusivity to certain types of programs played on airplanes. Most of the concession fees are fixed by escalation clauses under the relevant concession rights contracts, and their amounts vary by the number of routes and airplanes, type of aircraft and the departure and destination cities.

Some of the concession rights contracts set forth the number and model of airplanes on which our programs can be played. In 2013, in order to control our concession cost, we changed our business cooperation model with Air China so that instead of holding the exclusive concession rights for Air China, we now purchase advertising time and space slots from a third party with greater flexibility. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—A significant portion of our revenues has been derived from the five largest airports and three largest airlines in China. If any of these airlines experiences a material business disruption or if there are changes in our arrangements with these airlines, we may incur substantial losses of revenues.”

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

Gas Station Media

In April 2009, we entered into a concession rights agreement with Sinopec under which we hold the right to exclusively operate all of the outdoor advertising media at Sinopec gas stations throughout China until December 31, 2014, except for those stations in a limited number of cities whose media platforms have previously been leased by Sinopec to third parties. In August 2013, we extended the concession period with Sinopec to December 31, 2020. For stations with existing media platform lease agreements with third parties, Sinopec will not renew the contracts with third parties when the contracts expire, and will deliver these media platforms to us within a reasonable period. The minimal amount of concession fees payable under these contracts for 2017 is RMB46 million.

Wi-Fi Services on Trains

As of May 31, 2017, we have entered into concession rights contracts with authorized affiliates of Beijing, Shanghai, Jinan and Guangzhou railway administrative authorities to provide Wi-Fi services on high speed trains administered by those authorities. Certain concession rights from Beijing, Shanghai, Jinan and Guangzhou railway administrative authorities will expire in December 2020, March 2018, January 2018 and May 2017, respectively. Upon contract expiration, we can extend our concession rights for three years contracts with the Beijing and Jinan authorities in the absence of material breach of contract by us during the contract term. We may also enter into new agreements with Shanghai and Guangzhou authorities to extend the concession rights period if we duly perform our obligations under those contracts.

As of May 31, 2017, we have entered into concession rights contracts with authorized affiliates of Beijing, Shanghai, Jinan, Zhengzhou, Harbin, Hohhot, Nanchang, Nanning, Guangzhou and Urumqi railway administrative authorities to provide Wi-Fi services on regular speed trains administered by those authorities. Expiration dates of those concession rights range from August 2017 to November 2021 and are generally eligible for an extension of three more years subject to the discretion of the relevant authorities.

The amount of concession fee payable under these contracts for 2017 is approximately RMB52.4 million.

Wi-Fi Services on Long-Haul Buses

In April 2017, we had concession rights contracts with long-haul bus operators in 11 cities to provide Wi-Fi services on approximately 650 buses under their operation. Concession rights contracts with respect to approximately 130 buses have a five-year term. Concession rights contracts with respect to approximately 340 buses have a ten-year term. The rest of the contracts have a one-year or three-year term. Our concession rights under those contracts are exclusive and none of those contracts contains an automatic renewal clause.

Advertisers, Sales and Marketing

Our Advertisers

Our advertisers purchase advertising time slots and locations on our advertising network either directly from us or through advertising agencies. Many advertisers negotiate the terms of the advertising purchase agreements directly with us, however we also rely on advertising agencies for a significant portion of our sales.

We have a broad base of international and domestic advertisers in various industries. In each of 2014, 2015 and 2016, advisors from one industry, which is automobiles, accounted for more than 10% of our total revenues from continuing operations. Automobile industry advertisers accounted for 21.8%, 12.8% and 58.9% of our total revenues from continuing operations in 2014, 2015 and 2016, respectively. None of our customers accounted for more than 10% of our total revenues for 2014, 2015 and 2016.

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

Substantially all of the advertisements on our network are provided by our advertisers. All of the advertising content displayed on our advertising network is reviewed by us to ensure compliance with PRC laws and regulations. See “—Regulation—Regulation of Advertising Services—Advertising Content.” We update advertising content for our programs played on digital TV screens on airplanes on a monthly basis. A majority of the non-advertising content played on our network is provided by third-party content providers such as Dragon TV, the Travel Channel and various satellite and cable television stations and television production companies. In January 2014, we entered into a strategic partnership with China Radio International Oriental Network (Beijing) Co., Ltd, which manages the internet TV business of China International Broadcasting Network, to operate the CIBN-AirMedia channel to broadcast network TV programs to air travelers in China.

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

For our gas stations media network, the primary hardware consist of basic display equipment that we install and maintain. In 2014, 2015 and 2016, 54, 57 and 45 suppliers, respectively, together supplied a majority of our gas station display equipment. We employed a team of approximately 66 members as of December 31, 2016 to maintain the conditions of our gas station display equipment.

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

Competition

We compete primarily with several different groups of competitors in the air travel advertising market:

•	in-house advertising companies of airlines that may operate their own advertising networks; and

•	traditional advertising media, such as newspapers, television, magazines and radio, some of which may advertise in the airports and gas stations where we have operations.

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

Intellectual Property

To protect our brand and other intellectual property, we rely on a combination of trademark and trade secret laws as well as confidentiality agreements with our employees, sales agents, contractors and others. We have registered 21 major trademarks and one patent in China, including ““, ““, ““ and “AIRMEDIA”. We cannot be certain that our efforts to protect our intellectual property rights will be adequate or that third parties will not infringe or misappropriate these rights.

Regulation

We operate our business in China under a legal regime consisting of the State Council, which is the highest authority of the executive branch of the National People’s Congress, and several ministries and agencies under its authority including the SAIC.

China’s Advertising Law was promulgated in 1994, and was revised in 2015. In addition, the State Council, SAIC and other ministries and agencies have issued regulations that regulate our business, all of which are discussed below.

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

Since December 10, 2005, foreign investors have been permitted to directly own a 100% interest in advertising companies in China. PRC laws and regulations do not permit the transfer of any approvals, licenses or permits, including business licenses containing a scope of business that permits engaging in the advertising industry. In the event we are permitted to acquire the equity interests of our VIEs under the rules allowing for complete foreign ownership, our VIEs would continue to hold the required advertising licenses consistent with current regulatory requirements.

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

We have been advised by our PRC legal counsel, however, that there are some uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities, in particular the SAIC (which regulates advertising companies), will not in the future take a view that is contrary to the opinion of our PRC legal counsel. We have been further advised by our PRC counsel that if the PRC government determines that the agreements establishing the structure for operating our PRC advertising business do not comply with PRC government restrictions on foreign investment in the advertising industry, we could be subject to certain penalties. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with PRC governmental restrictions on foreign investment in the advertising industry and in the operating of non-advertising content, our business could be materially and adversely affected.”

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

In addition, under the EIT Law, dividends generated after January 1, 2008 and payable by a FIE in China to its foreign investors who are non-resident enterprises will be subject to a 10% withholding tax unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. BVI, where Broad Cosmos, our wholly owned subsidiary, is incorporated, does not have such a tax treaty with China. AM China, the 100% shareholder of AM Technology, Shenzhen AM and Xi’an AM, is incorporated in Hong Kong. According to the Mainland and Hong Kong Special Administrative Region Arrangement on Avoiding Double Taxation or Evasion of Taxation on Income agreed between China and Hong Kong in August 2006, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise). In August 2015, the State Administration of Taxation released the Administrative Measures for Non-Residents Enjoying Tax Treaty Benefits (Trial Implementation), which took effect on November 1, 2015. Under these measures, our Hong Kong subsidiary needs to obtain approval from the competent local branch of the State Administration of Taxation in order to enjoy the preferential withholding tax rate of 5% in accordance with the Double Taxation Arrangement. In February 2009, the State Administration of Taxation issued Notice No. 81. According to Notice No. 81, in order to enjoy the preferential treatment on dividend withholding tax rates, an enterprise must be the “beneficial owner” of the relevant dividend income, and no enterprise is entitled to enjoy preferential treatment pursuant to any tax treaties if such enterprise qualifies for such preferential tax rates through any transaction or arrangement, the major purpose of which is to obtain such preferential tax treatment. The tax authority in charge has the right to make adjustments to the applicable tax rates, if it determines that any taxpayer has enjoyed preferential treatment under tax treaties as a result of such transaction or arrangement. In October 2009, the State Administration of Taxation issued another notice on this matter, or Notice No. 601, to provide guidance on the criteria to determine whether an enterprise qualifies as the “beneficial owner” of the PRC sourced income for the purpose of obtaining preferential treatment under tax treaties. Pursuant to Notice No. 601, the PRC tax authorities will review and grant tax preferential treatment on a case-by-case basis and adopt the “substance over form” principle in the review. Notice 601 specifies that a beneficial owner should generally carry out substantial business activities and own and have control over the income, the assets or other rights generating the income. Therefore, an agent or a conduit company will not be regarded as a beneficial owner of such income. Since the two notices were issued, it has remained unclear how the PRC tax authorities will implement them in practice and to what extent they will affect the dividend withholding tax rates for dividends distributed by our subsidiaries in China to our Hong Kong subsidiary. If the relevant tax authority determines that our Hong Kong subsidiary is a conduit company and does not qualify as the “beneficial owner” of the dividend income it receives from our PRC subsidiaries, the higher 10% withholding tax rate may apply to such dividends.

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

See “Item 3. Key Information — D. Risk Factors — Risks Related to our Business — Dividends payable to us by our wholly-owned operating subsidiaries may be subject to PRC withholding taxes, or we may be subject to PRC taxation on our worldwide income, and dividends distributed to our investors may be subject to more PRC withholding taxes under the PRC tax law.”

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

C.	Organizational Structure

The following diagram illustrates our principal subsidiaries, VIEs and VIEs’ subsidiaries as of May 31, 2017:

Notes:

(1)	AirMedia Online Network Technology Co., Ltd. is 77.2%, 14.5%, 4.8% and 3.5% owned by Herman Man Guo, Qing Xu, Tao Hong and Yi Zhang, respectively.

(2)	On December 15, 2016, AM Online and an individual signed concurrently an equity transfer agreement and an entrusted equity holding agreement, pursuant to which AM Online transferred 100% equity interests in Beijing Yuehang Digital Media Advertising Co., Ltd., or Beijing Yuehang, to the individual and entrusted the individual to act as the nominee shareholder of the foregoing equity interests. The entrusted equity holding agreement terminates upon the earlier of (i) two years from the date of the entrusted equity holding agreement or (ii) the transfer of all entrusted equity by AM Online to AM Online itself or a third party designated by AM Online. AM Online as the actual investor in Beijing Yuehang continues to hold actual shareholder rights and receive benefits from the investment in Beijing Yuehang.

(3)	Beijing AirMedia Jiaming Advertising Co., Ltd. is 1.0%, 0.2%, 3.5 % and 95.3% owned by Herman Man Guo, Qing Xu, Yi Zhang and AirMedia Online Network Technology Co., Ltd., respectively.

(4)	Beijing AirMedia Shengshi Advertising Co., Ltd. is 77.1%, 19.4% and 3.5% owned by Herman Man Guo, Qing Xu and Yi Zhang, respectively.

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

Our headquarters are located in Beijing, China, where we lease approximately 3,954 square meters of office space. Our branch offices lease approximately 4,421 square meters of office space in seven other locations.

In addition, we own approximately 2,109 square meters of office space in China. In September 2014 and April 2015, we entered into the agreements to purchase an office space of approximately 2,109 square meters in Beijing for a total consideration of RMB65 million (US$9.4 million).

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

Important Factors Affecting the Results of Operations of Our Wi-Fi Business

As of the date of this annual report, our Wi-Fi business is still in an early stage of development. Based on information currently available to us, we expect our results of business of our Wi-Fi business to be substantially affected by the following factors and trends.

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

Revenues

We mainly generate revenues from the sale of advertising time slots and locations on our advertising network.

(All amounts are in thousands of U.S. dollars, except percentages)

	Fiscal Years Ended December 31,
	2014		2015		2016
	Amount	% of Total Revenues	Amount	% of Total Revenues	Amount	% of Total Revenues
Air Travel Media Network	$59,200	77.9%	$38,917	76.5%	$12,178	73.4%
Gas station Media Network	11,164	14.7%	9,840	19.4%	4,009	24.1%
Other Media	5,583	7.4%	2,109	4.1%	410	2.5%
Total revenues	75,947	100.0%	50,866	100.0%	16,597	100.0%
Business tax and other sales tax	(1,254)	(1.7)%	(633)	(1.2)%	(84)	(0.5)%
Net revenues	$74,693	98.3%	$50,233	98.8%	$16,513	99.5%

Revenues from Air Travel Media Network

Our air travel media network revenues from continuing operations in 2014, 2015 and 2016 consisted of revenues from digital frames in airports in the form of TV-attached digital frames, digital TV screens in airports, digital TV screens on airplanes, traditional media in airports and other revenues in air travel. As we have completed in 2015 the divestiture of our business lines of digital frames in airports, digital TV screens in airports and traditional media in airports, we do not expect to have significant increase of our revenues from those business in the foreseeable future.

Revenues from our air travel media network accounted for 77.9%, 76.5% and 73.4% of our total revenues for the years ended December 31, 2014, 2015 and 2016, respectively. Our network consisted of seven, six and six airlines as of December 31, 2014, 2015 and 2016.

Other revenues in air travel mainly include revenues from the production of media contents played in air travel and from the provision of system maintenance services.

The most significant factors that directly or indirectly affect our revenues from digital TV screens on airplanes and other revenues in air travel include the following:

•	our ability to retain existing advertisers and attract new advertisers;

•	our ability to retain existing concession rights to operate digital TV screens on airplanes and to add additional airlines to our network;

•	our ability to continue providing effective advertising solutions that enable advertisers to reach their target audiences;

•	the demand in general for air travel advertising; and

•	the state of the PRC and global economy.

Revenues from Gas Station Media Network

We started our gas station media network in 2009, when we gained concession rights to develop and operate an outdoor advertising network in Sinopec gas stations throughout China. Revenues from our gas station media network, consisting of outdoor advertising platforms such as LED screens, billboards and light boxes at Sinopec gas stations in China, accounted for 14.7%, 19.4% and 24.1% of our total revenues for the years ended December 31, 2014, 2015 and 2016, respectively.

The most significant factors that directly or indirectly affect our gas station media network include the following:

•	our ability to retain existing advertisers and attract new advertisers;

•	our ability to retain existing concession rights to operate at the Sinopec gas stations and to add additional gas stations to our network;

•	our ability to continue providing effective advertising solutions that enable advertisers to reach their target audiences;

•	the demand in general for gas station advertising; and

•	the state of the PRC and global economy.

Business Tax, Value-added Tax (“VAT”) and Other Sales Related Tax

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

	Fiscal Years Ended December 31,
	(All amounts are in thousands of U.S. Dollars, except percentages)
	2014		2015		2016
	Amount	%	Amount	%	Amount	%
Net revenues	$74,693	100.0%	$50,233	100.0%	$16,513	100.0%
Cost of revenues
Concession fees	(71,533)	(95.8)%	(64,752)	(128.9)%	(23,470)	(142.1)%
Agency fees	(10,602)	(14.2)%	(4,938)	(9.8)%	(4,388)	(26.6)%
Others	(14,473)	(19.4)%	(19,887)	(39.6)%	(21,184)	(128.3)%
Total cost of revenues	$(96,608)	(129.3)%	$(89,577)	(178.3)%	$(49,042)	(297.0)%

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

We began to incur concession fees related to our Wi-Fi business from 2013. We recorded these concession fees amounting to $6.3 million, $7.5 million and $5.3 million in 2014, 2015 and 2016, respectively. The rest of our concession fees consisted of those related to our non-Wi-Fi business and decreased from $65.2 million in 2014 to $57.3 million in 2015 and to $18.2 million in 2016 as we ceased some of our related operations during those periods.

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

Our other cost of revenues include the following:

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

	Fiscal Years Ended December 31,
	2014		2015		2016
	Amount	%	Amount	%	Amount	%
Net revenues	$74,693	100.0%	$50,233	100.0%	$16,513	100.0%
Operating expenses
General and administrative expenses	(20,620)	(27.6)%	(27,102)	(54.0)%	(45,227)	(273.9)%
Selling and marketing expenses	(12,916)	(17.3)%	(9,611)	(19.1)%	(12,056)	(73.0)%
Total operating expenses	$(33,536)	(44.9)%	$(36,713)	(73.1)%	$(57,283)	(346.9)%

We expect that our operating expenses will further increase in the future as we expand our network and operations and enhance our sales and marking activities.

General and Administrative Expenses

Our general and administrative expenses included share-based compensation expenses of $1.1 million, $0.6 million and $0.8 million in the fiscal years ended December 31, 2014, 2015 and 2016, respectively. General and administrative expenses consisted primarily of office and utility expenses, salaries and benefits for general management, finance and administrative personnel, allowance for doubtful accounts, depreciation of office equipment, public relations related expenses and other administration related expenses.

Selling and Marketing Expenses

Our selling and marketing expenses consisted primarily of salaries and benefits for our sales and marketing personnel, office and utility expenses related to our selling and marketing activities, travel expenses incurred by our sales personnel, expenses for the promotion, advertisement and sponsorship of media events, and other sales and marketing related expenses. Our selling and marketing expenses included share-based compensation expenses of approximately $0.1 million, nil and nil in the years ended December, 31, 2014, 2015 and 2016, respectively.

Taxation

Cayman Islands. We are an exempted company incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

British Virgin Islands. We are exempted from income tax in the British Virgin Islands on our foreign-derived income. There are no withholding taxes in the British Virgin Islands.

Hong Kong. Our Hong Kong subsidiary, Air Media (China) Ltd, did not record any Hong Kong profits tax for the year ended December 31, 2014, 2015 and 2016, on the basis that our Hong Kong subsidiaries did not have any assessable profits arising in or derived from Hong Kong for 2014, 2015 and 2016. Dividends from our Hong Kong subsidiaries to us are exempt from withholding tax. No dividend from our Hong Kong subsidiaries was declared for the years ended December 31, 2014, 2015 and 2016.

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

Shenzhen AM was subject to a 15% preferential EIT rate in 2007 as it is located in Shenzhen and then was subject to EIT on its taxable income from 2008 at the gradual rate as set out in Notice of the State Council Concerning Implementation of Transitional Rules for Enterprise Income Tax Incentives, or “Circular 39”. Since Shenzhen AM is also qualified as a “manufacturing foreign-invested enterprise” incorporated prior to the effectiveness of the EIT Law, it is further entitled to a two-year exemption from EIT for the years 2008 and 2009 and preferential rates of 11%, 12% and 12.5% for the years 2010, 2011 and 2012, respectively. Shenzhen AM is subject to EIT at a rate of 25% from 2013 afterwards.

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

We do not believe we and our subsidiaries established outside of the PRC are PRC resident enterprises. However, if the PRC tax authorities subsequently determine that we and our subsidiaries established outside of China should be deemed as a resident enterprise, we and our subsidiaries established outside of China will be subject to PRC income tax at a rate of 25%. In addition, under the EIT law, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign investors who are non-resident enterprises are subject to 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The BVI, where Broad Cosmos, our wholly owned subsidiary and the 100% shareholder of Shenzhen AM, is incorporated, does not have such a tax treaty with China. Air Media (China) Ltd, the 100% shareholder of AM Technology Shenzhen AM and Xi’an AM, is incorporated in Hong Kong. According to the Mainland and Hong Kong Special Administrative Region Arrangement on Avoiding Double Taxation or Evasion of Taxation on Income agreed between China and Hong Kong in August 2006, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise). However, if the Hong Kong company is not considered to be the beneficial owner of dividends paid to it by its PRC subsidiaries under a tax notice promulgated on October 27, 2009 and the bulletin No.30 of 2012, such dividends would be subject to withholding tax at a rate of 10%. See “Item 3. Key Information — D. Risk Factors — Risks Related to our Business — Dividends payable to us by our wholly-owned operating subsidiaries may be subject to PRC withholding taxes, or we may be subject to PRC taxation on our worldwide income, and dividends distributed to our investors may be subject to more PRC withholding taxes under the PRC tax law.”

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

Revenue Recognition

Our revenues are derived from selling advertising time slots on our advertising networks. For the years ended December 31, 2014, 2015 and 2016, the advertising revenues were generated from air travel media network, gas station media network and other media.

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

Value-added Tax (“VAT”)

Our PRC subsidiaries are subject to value-added tax at a rate of 6% on revenues from advertising services and paid after deducting input VAT on purchases. The net VAT balance between input VAT and output VAT is reflected in the account under input VAT receivable or other taxes payable.

In July 2012, the Ministry of Finance and the State Administration of Taxation jointly issued a circular regarding the pilot collection of VAT in lieu of business tax in certain areas and industries in the PRC including Beijing, Jiangsu, Anhui, Fujian, Guangdong, Tianjin, Zhejiang, and Hubei between September and December 2012. Also, a circular issued in May 2013 provided that such VAT pilot program was rolled out nationwide in August 1, 2013. Since then, certain of our subsidiaries and VIEs became subject to VAT at the rates of 6% or 3% on certain service revenues which were previously subject to business tax. Our gross revenue are presented net of VAT.

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

	Years Ended December 31,
	2014	2015	2016
	(In thousands of U.S. Dollars, except share, per share and per ADS data)
Consolidated Statements of Operations Data:
Revenues:
Air Travel Media Network	59,200	38,917	12,178
Gas Station Media Network	11,164	9,840	4,009
Other Media	5,583	2,109	410
Total revenues	75,947	50,866	16,597
Business tax and other sales tax	(1,254)	(633)	(84)
Net revenues	74,693	50,233	16,513
Cost of revenues	(96,608)	(89,577)	(49,042)
Gross loss	(21,915)	(39,344)	(32,529)
Operating expenses:
Selling and marketing	(12,916)	(9,611)	(12,056)
General and administrative	(20,620)	(27,102)	(45,227)
Total operating expenses	(33,536)	(36,713)	(57,283)
Loss from operations	(55,451)	(76,057)	(89,812)
Interest (expense) income, net	1,058	472	843
Other income, net	979	1,383	4,243
Loss from continuing operations before income taxes and (loss) income on equity method investments	(53,414)	(74,202)	(84,726)
Income tax (benefits)/expenses from continuing operations	(1,512)	6,421	4,483
Net loss before (loss) income on equity method investments	(51,902)	(80,623)	(89,209)
(Loss) income on equity method investments	(212)	2,352	(33)
Net loss from continuing operations	(52,114)	(78,271)	(89,242)
Less: Net loss attributable to noncontrolling interests	(6,808)	(7,620)	23,617
Net loss from continuing operations attributable to AirMedia Group Inc.’s shareholders	(45,306)	(70,651)	(65,625)
Discontinued operation:
Net income from discontinued operations	22,230	272,879	—
Income tax benefits (expenses) from discontinued operations	(1,942)	(51,696)	—
Net income from discontinued operations, net of tax	20,288	221,183	—
Less: Net income from discontinued operations attributable to non-controlling interests	677	885	—
Net income from discontinued operations attributable to AirMedia Group Inc.’s shareholders	19,611	220,298	—
Net (loss)/income	(31,826)	142,912	(89,242)
Net (loss)/income attributable to AirMedia Group Inc.’s shareholders	$(25,695)	$149,647	$(65,625)

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Net Revenues. Our net revenues decreased by 67.1% to $16.5 million in 2016 from $50.2 million in 2015. The decrease was primarily due to the decrease in revenues from air travel media network.

Revenues from air travel media network: Revenues from air travel media network decreased by 68.7% from $38.9 million in 2015 to $12.2 million in 2016. Among our revenues from air travel media network, revenues from digital TV screens on airplanes were $13.3 million and $10.3 million in 2015 and 2016, respectively. The revenue from billboards and painted advertisement in airport and other traditional media decreased $23.7 million. The decrease in revenues from digital TV screens on airplanes mainly resulted from a soft advertising market and a decrease in advertisers’ demand for digital TV screens due to the availability of more choices of in-flight entertainment. We are in a transition period of the divestiture, and we had terminated the operations of all billboards and painted advertisements on gate bridges. As a result, revenues from digital frames and TV screens in airports and other traditional media in airports significantly decreased from 2015.

Revenues from the gas station media network: Revenues from the gas station media network decreased by 59.3% from $9.8 million in 2015 to $4.0 million in 2016 due to a soft advertising market.

Revenues from other media: Revenues from other media were primarily revenues from our film distribution business. Revenues from other media decreased by 80.6% year-over-year to $0.4 million in 2016 from $2.1 million in 2015, primarily due to a decrease of $1.1 million in film distribution revenue as a result of a competitive film market.

Cost of Revenues. Our cost of revenues decreased by 45.3% to $49.0 million in 2016 from $89.6 million in 2015. Our cost of revenues as a percentage of our net revenues increased to 297.0% in 2016 from 178.3% in 2015. This increase was mainly due to the significant decrease in our revenues. Concession fees, as one of the major component in our cost of revenue, decreased by 63.9% to $23.4 million in 2016 from $64.8 million in 2015. Concession fees as a percentage of net revenues increased to 141.9% in 2016 from 128.9% in 2015. Our revenues decreased significantly as we exited many of the business lines, but we continued to pay much of the related concession fees in 2016 due to our obligations under the concession rights. As of the date of this annual report, concession rights contracts in connection with the business that we no longer operate have either expired or been transferred to third parties. We expect to incur concession fee costs associated only with the business lines of digital TV screens on airplanes, gas station media and our Wi-Fi business in the foreseeable future.

Operating Expenses. Our operating expenses increased by 56.0% to $57.3 million in 2016 from $36.7 million in 2015. Our total operating expenses in 2015 included share-based compensation expenses of $0.6 million while our total operating expenses in 2016 included share-based compensation expenses of $0.8 million.

•	Selling and Marketing Expenses. Our selling and marketing expenses increased by 25.4% to $12.1 million in 2016 from $9.6 million in 2015. For 2016, our selling and marketing expenses mainly consisted of $8.6 million staff expenses. We restructured our selling and marketing team and incurred higher expenses compared to last year.

•	General and Administrative Expenses. Our general and administrative expenses increased by 66.9% to $45.2 million (including $0.8 million of share-based compensation expenses) in 2016 from $27.1 million (including $0.6 million of share-based compensation expenses) in 2015, primarily due to approximately $12.7 million in bad debt expenses and $0.8 million impairment charge to the gas statement equipment incurred in 2016. During 2015, we incurred a recovery of bad debt expenses of $2.7 million and nil impairment charge.

Loss from Continuing Operations. We recorded a loss from continuing operations of $89.8 million in 2016, as compared to a loss from continuing operations of $76.1 million in 2015 as a cumulative result of the above factors.

Net income from discontinued operations. We recorded nil of net income from discontinued operations in 2016 compared with $272.9 million in 2015.

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

Share-based Compensation

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

On April 15, 2014, the Board of Directors approved to extend the expiration dates of the options granted on November 29, 2007 and July 10, 2009 from April 28, 2014 to April 28, 2016. Modified awards are viewed as an exchange of the original award for a new award. The fair value of the stock options, which was $0.21 and $0.21 per share, respectively, as of the modification dates, was estimated using the Black-Scholes model. The incremental compensation cost of the modified award were $4,000 and $4,000, respectively, which were recognized as share-based compensation expense for the year ended December 31, 2014.

On May 31, 2014, the former CFO resigned and the Board of Directors approved the amendment of his share option agreement. On the date of resignation, 575,440 unvested options were cancelled and the expiration date of 1,282,098 vested options was modified from September 3, 2017 to May 31, 2016. The fair value of the stock options, which was $0.43 per share as of the modification date, was estimated using the Black-Scholes model. The incremental compensation cost of the modified award was $0.2 million, which was recognized as share-based compensation expense for the year ended December 31, 2014.

On June 9, 2014, the Board of Directors approved to extend the expiration date of the options granted on July 10, 2009 from July 11, 2014 to July 11, 2016. Modified awards are viewed as an exchange of the original award for a new award. The fair value were $0.22 and $0.12 per share for the stock options whose exercise price were $1.15 and $1.57 per share, respectively, as of the modification date, was estimated using the Black-Scholes model. The incremental compensation costs of the modified award were $0.7 million and $5,000, respectively, which were recognized as share-based compensation expense for the year ended December 31, 2014.

On June 9, 2014, Board of Directors of the Group approved to extend the expiration date of the options granted on November 1, 2012 from November 11, 2014 to November 11, 2016. Modified award is viewed as an exchange of the original award for a new award. The fair value of the stock options, which was $0.25 per share as of the modification date, was estimated using the Black-Scholes model. The incremental compensation cost of the modified award was $4,000 which was recognized as share-based compensation expense for the year ended December 31, 2014.

2011 Share incentive plan

On March 18, 2011, the Board of Directors adopted 2011 Share Incentive Plan (the “2011 Option Plan”), which allows the Group to grant options to its employees and directors to purchase up to 2,000,000 ordinary shares of the Company subject to vesting requirement.

On March 22, 2011, the Board of Directors granted options to Group’s employees to purchase an aggregate of 2,180,000 ordinary shares of the Company under 2007 Option Plan and 2011 Option Plan, at an exercise price of $2.3 per share. The contractual term of the options was 5 or 10 years. One twelfth of these options will vest each quarter through March 22, 2014. Subsequently on June 7, 2011, the Board of Directors approved to modify the exercise price of these stock options to $1.57 per share. The fair value of these options at the modification date was estimated to be $0.75 per option. The incremental share based compensation costs of the re-priced options was $0.3 million to be recognized over the remaining service period through March 22, 2014.

On August 23, 2011, the Board of Directors approved the adjustment of the exercise price of certain stock options that were granted on July 2, 2007, July 20, 2007, November 29, 2007, July 10, 2009 and March 22, 2011, which were subsequently modified from $1.57 per share to $1.15 per share. The fair value of the options on the modification date was $0.21, $0.22, $0.26, $0.39 and $0.53 per share, respectively, calculated using the Black-Scholes model. The incremental compensation cost of the re-priced options was $1.3 million of which $1.0 million was recognized on the modification date, and the remainder to be recognized over the remaining service period.

In September 2012, the former CFO of the Group resigned. Of the 600,000 options granted to her on March 22, 2011, 300,000 were vested through her date of resignation. In conjunction with her resignation, she signed a supplementary agreement with the Group that granted her 100,000 immediately exercisable options and 200,000 options that would vest through September 22, 2013. During the vesting period, she would provide consulting service as a consultant. For the 100,000 immediately exercisable options, a measurement date was reached upon grant and the Group immediately recognized $35,000 share-based compensation expenses. For the 200,000 options that vested through September 22, 2013, the Group recognized expense based on the fair value of the options as of each reporting date through the measurement date. For the years ended December 31, 2013, 2014 and 2015, the Group recognized $59,000, nil and nil share-based compensation expense for these options, respectively.

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

On March 10, 2016, the Board of Directors approved to extend the expiration dates of the 685,000 options from various original expiration dates in March and April 2016 to December 31, 2016. Modified awards are viewed as an exchange of the original award for a new award. The fair value of the stock options of $1.67 as of the modification dates was estimated using the Black-Scholes model. The incremental share-based compensation expense for the year ended December 31, 2016 was not material.

On July 10, 2016, Board of Directors approved to extend the expiration dates of the 2,139,918 options from original expiration date of July 11, 2016 to December 31, 2016. Modified awards are viewed as an exchange of the original award for a new award. The fair value of the stock options of $0.38 as of the modification date was estimated using the Black-Scholes model. The incremental share-based compensation expense of $79,000 was recognized for the year ended December 31, 2016.

For the year ended December 31, 2016, four employees terminated their employment relationships with us, but continued to provide service as nonemployee consultant. Their options were not modified in connection with the change in status, but future service is still necessary to earn the award. The compensation cost was measured as if the options were newly granted at the date of the change of status. The incremental share-based compensation expense of $0.2 million was recognized for the year ended December 31, 2016.

The fair value of each option granted was estimated on the date of grant/modification using the Black-Scholes option pricing model.

We recorded share-based compensation of $1.3 million, $0.6 million and $0.8 million for the years ended December 31, 2014, 2015 and 2016, respectively.

Inflation

Historically inflation has not had a significant effect on our business. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2014, 2015 and 2016 was increase of 1.5%, 1.6% and 2.1%, respectively.

Although it has not materially impacted our results of operations in 2016, we can provide no assurance that we will not be affected in the future by potentially higher rates of inflation in China. For example, certain operating costs and expenses, such as employee compensation and office operating expenses, may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

B.	Liquidity and Capital Resources

To date, we have financed our operations primarily through internally generated cash, the sale of preferred shares in private placements and the proceeds we received from our initial public offering.

The Group incurred losses from operations of US$76.1 million and US$89.8 million for the years ended December 31, 2015 and 2016. As of December 31, 2016, the Group had shareholders’ deficit of US$15.8 million. The Group had negative cash flows from operating activities for the years ended December 31, 2015 and 2016, the net cash used in operating activities was US$69.1 million and US$103.6 million for the years ended December 31, 2015 and 2016. As of December 31, 2016, the Group had cash and cash equivalents of US$117.5 million and working capital of $115.0 million. From 2017 and onwards, the Group will focus on improving operation efficiency and cost reduction, and enhancing marketing function to attract more users. The Group regularly monitors its current and expected liquidity requirements to ensure that it maintains sufficient cash balances and accessible credit to meet its liquidity requirements in the short and long term. Based on the existing cash and cash equivalents, working capital condition and forecast for future operations, the Group believes that it will be able to meet its payment obligations and other commitments for at least through the following twelve months from the date of filing. However, there is no assurance that management will be successful in their plans.

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

Cash Flow

The following table shows our cash flows with respect to operating activities, investing activities and financing activities for the years ended December 31, 2014, 2015 and 2016:

	Years Ended December 31,
	2014	2015	2016
Net cash (used in) provided by operating activities	(1,814)	(69,062)	(103,610)
Net cash (used in) provided by investing activities	(6,157)	88,142	130,582
Net cash provided by (used in) financing activities	16,823	2,141	11,130
Effect of exchange rate changes	(1,067)	(1,698)	(7,515)
Net increase/(decrease) in cash	7,785	19,523	30,587
Cash at the beginning of the year	59,652	67,437	86,960
Cash at the end of the year	67,437	86,960	117,547

Operating Activities

Net cash used in operating activities was $103.6 million for the year ended December 31, 2016. Net cash used in continuing operating activities was primarily attributable to (1) a net loss of $89.2 million, (2) a decrease in income tax payable of $27.4 million and (3) a decrease due to related parties of $15.0 million, partially offset by (1) certain non-cash expenses that did not result in cash outflow (principally bad debt expenses of $12.7 million) and (2) depreciation and amortization of $13.0 million

Net cash used in operating activities was $69.1 million for the year ended December 31, 2015, consisting of net cash used in continuing operating activities of $28.0 million and net cash used in discontinued operating activities of $41.0 million. Net cash used in continuing operating activities was primarily attributable to (1) certain non-cash expenses that did not result in cash outflow, principally the depreciation and amortization of $5.8 million, (2) an increase of other current assets of $16.0 million, (3) a decrease of $8.6 million in accounts payable and (4) a decrease of $6.8 million in accrued expenses and other current liabilities.

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

Investing Activities

Net cash provided by investing activities for the year ended December 31, 2016 amounted to $130.6 million.  The amount of net cash provided by continuing investing activities was principally attributable to receipt of consideration receivable of $196 million as a result of disposition of our 75% equity interest in AM Advertising in 2015, partially offset by (1) purchase of property and equipment of $21.6 million, (2) purchase of equity in subsidiary of $32.8 million and (3) increase of loan to third parties by $17.1 million.

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

Prepaid Equipment Costs

On May 12, 2013, we entered into an agreement with Elec-Tech International Co., Ltd., or Elec-Tech, to exchange the equity interests of GreatView Media, one of our VIE subsidiaries, with LED screens from Elec-Tech, pursuant to which Elec-Tech would invest $104.0 million in total (equivalent to RMB640 million) to purchase approximately 21.27% of the equity interest of GreatView Media. In exchange, GreatView Media undertook to exclusively use the equal amounts of such injections to purchase LED screens from Elec-Tech or its subsidiaries. We considered this transaction a nonmonetary transaction. We measured the fair value of equity interests surrendered based on the fair value of LED screens received, which is more clearly determinable. We would not recognize any gain or loss from this transaction. As of December 31, 2015 and 2016, the prepaid equipment cost amounted to $27,708 and $16,200, respectively.

Capital Expenditures

Our capital expenditures were made primarily to purchase equipment for our network, including network construction for our gas station media network and our Wi-Fi business. We also exchange advertising time slots with other entities for digital TV screens and other equipment through barter transactions.

Our capital expenditures were $15.5 million in 2014, $9.4 million in 2015 and $21.6 million in 2016, respectively.

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

Financing Activities

Net cash provided by financing activities amounted to $11.1 million for the year ended December 31, 2016, consisting of capital contribution from non-controlling interest holders of $9.8 million and proceeds received from stock option exercise of $1.3 million.

Net cash provided by financing activities amounted to $2.1 million for the year ended December 31, 2015, consisting of net cash provided by continuing financing activities of $2.1 million.

Net cash provided by financing activities amounted to $16.8 million for the year ended December 31, 2014, consisting of net cash provided by continuing financing activities of $16.8 million.

Intra-Company Transfers

Transfers of cash between our PRC operating subsidiaries and our non-PRC entities are regulated by certain PRC laws. For a description of these laws and the effect that they may have on our ability to meet cash obligations, please refer to “Item 3. Key Information — D. Risk Factors — Risks Related to our Business — Dividends payable to us by our wholly-owned operating subsidiaries may be subject to PRC withholding taxes, or we may be subject to PRC taxation on our worldwide income, and dividends distributed to our investors may be subject to more PRC withholding taxes under PRC tax law,” “Item 3. Key Information — D. Risk Factors — Risks Related to our Corporate Structure — We may rely principally on dividends and other distributions on equity paid by our wholly-owned operating subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our operating subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business,” “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Restrictions on currency exchange may limit our ability to receive and use our revenues or financing effectively,” “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — PRC regulations relating to the establishment of offshore special purpose companies by PRC residents and registration requirements for employee stock ownership plans or share option plans may subject our PRC resident beneficial owners or the plan participants to personal liability, limit our ability to inject capital into our PRC subsidiaries, limit our subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us,” “Item 4. Information on the Company — A. History and Development of the Company — B. Business Overview — Regulation — Regulations on Dividend Distribution,” and “Item 4. Information on the Company — A. History and Development of the Company — B. Business Overview — Regulation — SAFE Regulations on Offshore Investment by PRC Residents and Employee Stock Options”. None of these regulations have had a material effect on our ability to meet our cash obligations.

Recently Issued Accounting Pronouncements

In November 2015, the FASB issued ASU 2015-17, Income Taxes-Balance Sheet Classification of Deferred Taxes. The amendments in this update simplify the presentation of deferred income taxes. ASU 2015-17 requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The amendments in ASU 2015-17 are effective for fiscal years beginning after December 15, 2016 including interim periods within those fiscal years. Earlier application is permitted for all entities as of the beginning of an interim or annual reporting period. The Group adopted this ASU 2015-17 for the year ended December 31, 2016, as a result, the current portion of deferred tax assets of $41 as of December 31, 2015 was reclassified and included in the non-current deferred tax assets.

In May 2017, the FASB issued ASU No. 2017-09, “Compensation – Stock Compensation (Topic 718): Scope of Modification Accounting”, which amends the scope of modification accounting for share-based payment arrangements. The ASU provides guidance on the types of changes to the terms or conditions of share-based payment awards to which an entity would be required to apply modification accounting. Specifically, an entity would not apply modification accounting if the fair value, vesting conditions, and classification of the awards are the same immediately before and after the modification. The amendments in this Update are effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted. The amendments in this Update should be applied prospectively to an award modified on or after the adoption date. The Group is currently evaluating the impact of this new standard on its consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-01, "Business Combinations (Topic 805): Clarifying the Definition of a Business". The amendments in this ASU clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. Basically these amendments provide a screen to determine when a set is not a business. If the screen is not met, the amendments in this ASU first, require that to be considered a business, a set must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output and second, remove the evaluation of whether a market participant could replace missing elements. These amendments take effect for public businesses for fiscal years beginning after December 15, 2017 and interim periods within those periods, and all other entities should apply these amendments for fiscal years beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The Group does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”). ASU 2014-09 requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. Generally Accepted Accounting Principles when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. The guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. In August 2015, the FASB issued ASU No. 2015-14, “Deferral of the Effective Date” (“ASU 2015-14”), which defers the effective date for ASU 2014-09 by one year. For public entities, the guidance in ASU 2014-09 will be effective for annual reporting periods beginning after December 15, 2017 (including interim reporting periods within those periods), which means it will be effective for the Company’s fiscal year beginning January 1, 2018. In March 2016, the FASB issued ASU No. 2016-08, “Principal versus Agent Considerations (Reporting Revenue versus Net)” (“ASU 2016-08”), which clarifies the implementation guidance on principal versus agent considerations in the new revenue recognition standard. In April 2016, the FASB issued ASU No. 2016-10, “Identifying Performance Obligations and Licensing” (“ASU 2016-10”), which reduces the complexity when applying the guidance for identifying performance obligations and improves the operability and understandability of the license implementation guidance. In May 2016, the FASB issued ASU No. 2016-12 “Narrow-Scope Improvements and Practical Expedients” (“ASU 2016-12”), which amends the guidance on transition, collectability, noncash consideration and the presentation of sales and other similar taxes. In December 2016, the FASB further issued ASU 2016-20, “Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers” (“ASU 2016-20”), which makes minor corrections or minor improvements to the Codification that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. The amendments are intended to address implementation issues that were raised by stakeholders and provide additional practical expedients to reduce the cost and complexity of applying the new revenue standard. These amendments have the same effective date as the new revenue standard. Preliminarily, we plan to adopt Topic 606 in the first quarter of our fiscal 2018 using the retrospective transition method, and are continuing to evaluate the impact our pending adoption of Topic 606 will have on our consolidated financial statements.

The Company’s current revenue recognition policies are generally consistent with the new revenue recognition standards set forth in ASU 2014-09. Potential adjustments to input measures are not expected to be pervasive to the majority of the Company’s contracts. While no significant impact is expected upon adoption of the new guidance, the Group will not be able to make that determination until the time of adoption based upon outstanding contracts at that time.

In November 2016, the FASB issued ASU No. 2016-18, "Statement of Cash Flows: Restricted Cash". The amendments address diversity in practice that exists in the classification and presentation of changes in restricted cash on the statement of cash flows. The amendment is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Group is currently evaluating the impact of this new standard on its consolidated financial statements.

In October 2016, the FASB issued ASU No. 2016-17, Consolidation (Topic 810): Interest Held through Related Parties That Are under Common Control, to provide guidance on the evaluation of whether a reporting entity is the primary beneficiary of a VIE by amending how a reporting entity, that is a single decision maker of a VIE, treats indirect interests in that entity held through related parties that are under common control. The amendments are effective for public business entities for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 31, 2016, and interim periods within fiscal years beginning after December 15, 2017. Early adoption is permitted, including adoption in an interim period. The Group does not expect the adoption of the ASU to have any impact on its consolidated financial statements.

In October 2016, the FASB issued ASU No. 2016-16, “Income Taxes (Topic 740): Intra-entity Transfers of Assets Other Than Inventory.” This amendment is intended to improve accounting for the income tax consequences of intra-entity transfers of assets other than inventory. In accordance with this guidance, an entity should recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. The ASU is effective for the Company beginning in fiscal 2019. Early adoption is permitted in fiscal 2018 with modified retrospective application. The Company is continuing to evaluate the impact of the adoption of this guidance on its consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, to provide guidance on the presentation and classification of certain cash receipts and cash payments on the statement of cash flows. The guidance specifically addresses cash flow issues with the objective of reducing the diversity in practice. The guidance will be effective for the Company in fiscal year 2018, but early adoption is permitted. The Group is currently evaluating the impact of this new standard on its consolidated financial statements and related disclosures.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments – Credit Losses”, which will require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. The guidance is effective for annual reporting periods beginning after December 15, 2019 and interim periods within those fiscal years. The Company is currently evaluating this statement and its impact on its results of operations or financial position.

In May 2016, the FASB issued ASU No. 2016-11 Revenue Recognition (Topic 605) and Derivatives and Hedging (Topic 815); Rescission of SEC Guidance Because of Accounting Standards Updates 2014-09 and 2014-16. Pursuant to Staff Announcements at the March 3, 2016 EITF Meeting, which is rescinding certain SEC Staff Observer comments that are codified in Topic 605, Revenue Recognition, and Topic 932, Extractive Activities—Oil and Gas, effective upon adoption of Topic 606. The Group does not expect the adoption of the ASU to have any impact on its consolidated financial statements.

In April 2016, the FASB released ASU 2016-09, Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The ASU includes multiple provisions intended to simplify various aspects of the accounting for share-based payments. While aimed at reducing the cost and complexity of the accounting for share-based payments, the amendments are expected to significantly impact net income, EPS, and the statement of cash flows. Implementation and administration may present challenges for companies with significant share-based payment activities. The ASU is effective for public companies in annual periods beginning after December 31, 2016, and interim periods within those years. The Group does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

In March 2016, the FASB issued ASU 2016-07, Equity Method and Joint Ventures (Topic 323). The guidance eliminates the requirement that an investor retrospectively apply equity method accounting when an investment that it had accounted for by another method initially qualifies for use of the equity method. The guidance also requires an investor that has an available-for-sale security that subsequently qualifies for the equity method to recognize in net income the unrealized holding gains or losses in accumulated other comprehensive income related to that security when it begins applying the equity method. The guidance is effective for all entities for fiscal years beginning after December 31, 2016, and interim periods within those years. Early adoption is permitted in any interim or annual period. The guidance will be adopted on a prospective basis. The Group does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application of the guidance is permitted. In transition, entities are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The Group is in the process of evaluating the impact that this guidance will have on its consolidated financial statements and related disclosures.

In January 2016, the FASB issued ASU 2016-01, "Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities" This guidance revises the accounting related to the classification and measurement of investments in equity securities as well as the presentation for certain fair value changes in financial liabilities measured at fair value, and amends certain disclosure requirements. The guidance requires that all equity investments, except those accounted for under the equity method of accounting or those resulting in the consolidation of the investee, be accounted for at fair value with all fair value changes recognized in income. For financial liabilities measured using the fair value option, the guidance requires that any change in fair value caused by a change in instrument-specific credit risk be presented separately in other comprehensive income until the liability is settled or reaches maturity. The guidance is effective for interim and annual reporting periods in fiscal years beginning after December 15, 2017, with early adoption permitted for certain provisions. A reporting entity would generally record a cumulative-effect adjustment to beginning retained earnings as of the beginning of the first reporting period in which the guidance is adopted. The Group is in the process of evaluating the impact that this guidance will have on its consolidated financial statements and related disclosures.

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

F.	Tabular Disclosure of Contractual Obligations

We have entered into operating lease agreements primarily for our office spaces in China. These leases expire through 2018 and are renewable upon negotiation. In addition, the contract terms of our concession rights contracts are usually three to five years. Most of these concession rights expire through 2018 and are renewable upon negotiation. The following table sets forth our contractual obligations and commercial commitments as of December 31, 2016:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of U.S. Dollars)
Operating lease agreements	$4,527	$2,364	$2,163	$-	$-
Concession rights contracts	95,214	29,621	41,487	18,057	6,049
Total	$99,741	$31,985	$43,650	$18,057	$6,049

G.	Safe Harbor

See the section headed “Forward-Looking Information”.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth certain information regarding our directors and executive officers as of May 31, 2017. Masseurs. James Zhonghua Feng and Peixin Xu each resigned as a member of our board of directors effective as of December 28, 2016 for personal reasons. The resignations of Mr. Feng and Mr. Xu were not due to any disagreement with us regarding our business, finance, accounting and/or any other affairs.

NAME	AGE	POSITION
Herman Man Guo	53	Chairman and Chief Executive Officer
Richard Peidong Wu	52	Chief Financial Officer
Qing Xu	56	Director and Executive President
Conor Chiahung Yang	54	Independent Director
Shichong Shan	86	Independent Director
Dong Wen	51	Independent Director
Songzuo Xiang	52	Independent Director
Hua Zhuo	47	Independent Director
Song Ye	36	Vice President
Bo Yang	36	Vice President
Peng Zhou	37	Vice President
Hong Li	46	Vice President
Rong Guo	48	Vice President

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

Mr. Conor Chiahung Yang has served as our independent director since March 2013. Mr. Yang has serves as the chief financial officer of Tuniu Corporation since January 2013. Previously, Mr. Yang was the chief financial officer of E-Commerce China Dangdang Inc. from March 2010 to July 2012 and the chief financial officer of our company, from March 2007 to March 2010. Mr. Yang was the chief executive officer of Rock Mobile Corporation from 2004 to February 2007. From 1999 to 2004, Mr. Yang served as the chief financial officer of the Asia Pacific region for CellStar Asia Corporation. Mr. Yang was an executive director of Goldman Sachs (Asia) L.L.C. from 1997 to 1999. Prior to that, Mr. Yang was a vice president of Lehman Brothers Asia Limited from 1994 to 1996 and an associate at Morgan Stanley Asia Limited from 1992 to 1994. Mr. Yang currently serves as an independent director of Leyou Technologies Holdings Limited, Mr. Yang received his MBA degree from University of California, Los Angeles in 1992 and his bachelor’s degree from Fu Jen University in Taiwan in 1985.

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

Mr. Hua Zhuo. Mr. Zhuo has served as our independent director since July 2015. He has worked as the chairman and president of Zhongyuan Guoxin Credit Financing Guarantee Co., Ltd. since 2003. Prior to that, he worked as the general manager at several other companies. Mr. Zhuo received his MBA degree from Peking University.

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

Mr. Bo Yang has served as our vice president in charge of the business development of our group companies since November 2015. From August 2010 to November 2015, Mr. Yang served as the business director of the mobile service section of Baidu.com, a leading searching engine in China, during which Mr Yang was in charge of the management and development of Baidu Mobile Searching Union. Prior to that, Mr. Yang was the business development manager of Borqs International Holding Corp and the operating director of Prosten Technology Holdings Limited. Mr. Yang received his EMBA degree from the University of Texas at Arlington, his master degree in software engineering from Nanjing and his bachelor’s degree from University of Science and Technology of China

Mr. Peng Zhou has served as our vice president in charge of marketing and public relationship since January 2016. Mr. Peng Zhou has had an intimate knowledge in marketing and strategic planning for online products. Previously, Mr. Zhou served as the senior vice president of Tianji.com from January 2015 to November 2015. From January 2012 to December 2014, Mr. Zhou was the senior director of industry analysis in the marketing consultant department of Baidu.com. From August 2007 to August 2011, Mr. Zhou served as the marketing director of baicheng.com. Prior to that, Mr. Zhou worked in elong.com and Sohu.com. Mr. Zhou received his bachelor’s degree from Tianjin University of Commerce.

Mr. Hong Li has served as our vice president in charge of in-bus Wi-Fi business since May 2015. Prior to joining us, Mr. Li served as the vice president of Green Energy GP from March 2014 to May 2015, vice president of Greka Energy International Corp. from June 2008 to June 2013 and the executive director and president of Zhongyou Hengran Petroleum and Gases Co., Ltd from September 2003 to June 2008. Mr. Li received his bachelor’s degree from Beijing International Studies University.

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

Employment Agreements

We have entered into employment agreements with Herman Man Guo and Richard Peidong Wu. Our employment agreements with Mr. Guo has an unfixed duration as required by the PRC Employment Law. Mr. Guo may terminate the respective agreement with a one-month prior notice while we will only be able to terminate such agreement in limited circumstances, such as for cause. Our employment agreement with Mr. Wu has a fixed duration and can be terminated by either us or Mr. Wu with a one-month prior notice. We have also entered into employment agreements with our other executive officers. Each of the contract terms was a period of two or three years. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the employee, including but not limited to a conviction or plea of guilty to certain crimes, negligence or dishonesty to our detriment and failure to perform the agreed-to duties after a reasonable opportunity to cure the failure. Furthermore, either we or an executive officer may terminate the employment at any time without cause upon advance written notice to the other party. These agreements do not provide for any special termination benefits, nor do we have other arrangements with these executive officers for special termination benefits.

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

In 2016, the aggregate cash compensation to our executive officers was approximately $0.3 million and the aggregate cash compensation to our non-executive directors was approximately $0.2 million. Our PRC subsidiaries and consolidated VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits. Other than the above-mentioned pension insurance mandated by applicable PRC law, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company except as required under applicable PRC law.

Share Options

In July 2007, we adopted the 2007 Option Plan to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. In December 2009, we amended the 2007 Option Plan by increasing the maximum aggregate number of shares issuable under the plan from 12,000,000 to 17,000,000. In March 2011, our board of directors authorized the issuance of 2,000,000 ordinary shares under the 2011 Option Plan with the same aim as the 2007 Option Plan. In 2012, our board of directors adopted the 2012 Option Plan, under which we are authorized to grant restricted shares or options and other awards for a total issuance of up to 6,000,000 ordinary shares. As of December 31, 2016, options to purchase 7,719,210 of our ordinary shares were outstanding. The majority of these options will vest on a straight-line basis over a three-year period, with one-twelfth of the options vesting each quarter from the date of grant.

The following table summarizes, as of December 31, 2016, the outstanding options granted to our executive officers, directors and to other individuals as a group under our 2007 Option Plan, as amended, 2011 Option Plan and 2012 Option Plan.

Name	Ordinary Shares Underlying Options	Exercise Price (US$/Share)(1)	Date of Grant	Expiration Date
Herman Man Guo	2,000,000	1.15	July 2, 2007	July 2, 2017
Richard Peidong Wu	1,276,620	1.025	June 1, 2014	June 1, 2019
Qing Xu	*	1.15	March 22, 2011	March 22, 2021
Conor Chia-hung Yang	245,942	1.15	July 2, 2007	July 2, 2017
	220,000	1.15	November 29, 2007	December 31, 2017
	500,000	1.15	July 10, 2009	December 31, 2017
Shichong Shan	*	1.15	July 20, 2007	July 20, 2017
Dong Wen	—	N/A	N/A	N/A
Songzuo Xiang	*	1.15	July 10, 2009	December 31, 2017
Hua Zhuo	—	N/A	N/A	N/A
Song Ye	—	N/A	N/A	N/A
Bo Yang	—	N/A	N/A	N/A
Peng Zhou	—	N/A	N/A	N/A
Hong Li	—	N/A	N/A	N/A
Rong Guo	—	N/A	N/A	N/A
Other individuals as a group	200,000	1.57	July 20, 2007	July 20, 2017
Other individuals as a group	389,534	1.15	July 20, 2007	July 20, 2017
Other individuals as a group	165,000	1.15	November 29, 2007	January 1,2017
Other individuals as a group	206,000	1.15	July 10, 2009	December 31, 2017
Other individuals as a group	800,000	1.15	March 22, 2011	March 22, 2021
Other individuals as a group	200,000	1.025	June 1, 2014	June 1, 2019
Other individuals as a group	180,000	1.675	May 12, 2015	May 12, 2020
Other individuals as a group	40,000	1.045	August 1, 2014	August 1, 2019

*	Aggregate beneficial ownership of our company by such officer or director is less than 1% of our total outstanding ordinary shares.

(1)	On August 23, 2011, in order to provide better incentive to our employees, our board of directors approved an adjustment to the exercise price of a portion of the stock options previously granted to certain optionees on July 2, 2007, July 20, 2007, November 29, 2007, July 10, 2009 and March 22, 2011. The exercise price for the adjusted portion of the options is $1.15 per ordinary share and the exercise price for the unadjusted portion will remain the same at $1.57 per ordinary share.

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

Our board of directors currently consists of seven directors. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested. A director may exercise all the powers of our company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of our company or of any third party. The remuneration to be paid to the directors is determined by the board of directors. There is no age limit requirement for directors.

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

Compensation Committee. Our compensation committee consists of Messrs. Hua Zhuo, Conor Chia-hung Yang and Shichong Shan. Conor Chia-hung Yang is the chairperson. Our board of directors has determined that Messrs. Hua Zhuo, Conor Chia-hung Yang and Shichong Shan satisfy the “independence” requirements of the rules and regulations of the NASDAQ Stock Market LLC. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Terms of Directors and Officers

All directors hold office until the expiration of their terms and until their successors have been elected and qualified. A director may be removed from office before the expiry of his term by a special resolution passed by the shareholders. The directors shall be subject to retirement by rotation. Any director shall serve a term of office which shall expire on the 31st day of July which is not less than one year nor more than two years after the date of his appointment. Upon the expiry of each director’s term of office, he shall automatically retire and cease to be a director, but shall be eligible for re-election by the board of directors. Any director who is so re-elected shall serve an additional term which shall expire on the 31st day of July of the year which is two years after such re-election. There shall be no limit on the number of times which a director may be re-elected or the number of additional terms which any such director may serve. Every director is subject to retirement in accordance with our articles of association at least once every two years. Our articles of association also provide that the office of a director shall be vacated in a limited number of circumstances, namely if the director: (a) becomes bankrupt or makes any arrangement or composition with his creditors; (b) is found to be or becomes of unsound mind; (c) resigns his office by notice in writing to our Company; or (d) without special leave of absence from the board of directors, is absent from meetings of the board of directors for six consecutive months and the board of directors resolves that his office be vacated. Officers are elected by and serve at the discretion of our board of directors.

In addition, our service agreements with our directors do not provide benefits upon termination of their services.

D.	Employees

We had 890, 415 and 410 employees as of December 31, 2014, 2015 and 2016, respectively. The decrease in our number of employees from 2014 to 2015 was mainly attributable to our divestitures of several of our business lines in 2015. The following table sets forth the number of our employees by area of business as of December 31, 2014, 2015 and 2016, respectively:

	As of December 31,
	2014		2015		2016
	Number of Employees	% of Total	Number of Employees	% of Total	Number of Employees	% of Total
Sales and Marketing Department	369	41.5	57	13.7	387	36.8
Quality Control and Technology Department	200	22.5	175	42.2	317	30.1
Programming Department	74	8.3	19	4.6	124	11.8
Resources Development Department	81	9.1	15	3.6	15	1.4
General Administrative and Accounting	166	18.6	149	35.9	209	19.9
Total	890	100.0	415	100.0	1,052	100.0

The following table sets forth the breakdown of employees by geographic location as of December 31, 2016:

City	Number of Employees	% of Total
Beijing	617	58.6
Shanghai	20	1.9
Jinan	145	13.8
Guangzhou	237	22.5
Shenzhen	8	0.8
Wenzhou	10	1.0
Others	15	1.4
Total	1,052	100.0

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

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of May 31, 2017, by:

•	each of our directors and executive officers; and

•	each principal shareholder, or person known to us to own beneficially more than 5.0% of our ordinary shares.

The calculations in the shareholder table below are based on 125,629,779 ordinary shares outstanding as of May 31, 2017 (excluding 2,032,278 ordinary shares and ordinary shares represented by ADSs reserved for settlement upon exercise of our incentive share awards). Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days after May 31, 2017, the most recent practicable date, including through the exercise of any option, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Herman Man Guo(1)	19,505,980	15.5%
Richard Peidong Wu	*	*
Qing Xu(2)	1,600,000	1.3%
Conor Chiahung Yang	*	*
Shichong Shan	*	*
Dong Wen	—	—
Songzuo Xiang	*	*
Hua Zhuo	—	—
Song Ye	—	—
Bo Yang	—	—
Peng Zhou	—	—
Hong Li	—	—
Rong Guo	—	—
All directors and executive officers	34,916,661	27.8%

Principal Shareholders:
Dan Shao (3)	20,584,214	16.4%
Wealthy Environment Limited(4)	17,505,980	13.9%
Bison Capital Media Limited (5)	12,000,000	9.6%
First Manhattan Co., First Beijing Investment (Cayman) Limited, First Beijing Investment Limited(6)	7,569,912	6.0%

*	Aggregate beneficial ownership of our company by such director or officer is less than 1% of our total outstanding ordinary shares.

(1)	Includes (i) 16,105,980 ordinary shares held by Wealthy Environment Limited, a BVI company wholly owned by Mr. Herman Man Guo, (ii) 1,400,000 ordinary shares represented by American Depositary Shares held by Wealthy Environment Limited and (iii) 2,000,000 ordinary shares issuable upon exercise of options held by Mr. Guo that are exercisable within 60 days.

(2)	Includes (i) 1,000,000 ordinary shares held by Mambo Fiesta Limited, a BVI company wholly owned by Mr. Qing Xu, and (ii) 600,000 ordinary shares issuable upon exercise of options held by Mr. Xu that are exercisable within 60 days.

(3)	Includes (i) 20,000,000 ordinary shares held by Global Earning Pacific Limited and (ii) 584,214 ordinary shares represented by ADSs that Ms. Dan Shao purchased in one or more open-market transactions. Global Earning Pacific Limited, a company incorporated in BVI, is wholly owned and controlled by Ms. Dan Shao, Mr. Herman Man Guo’s wife. The registered address of Global Earning Pacific Limited is OMC Chambers, Wickham Cay 1, Road Town Tortola, BVI.

(4)	Includes (i) 16,105,980 ordinary shares held by Wealthy Environment Limited, and (ii) 1,400,000 ordinary shares represented by American Depositary Shares held by Wealthy Environment Limited. Wealthy Environment Limited, a company incorporated in BVI, is wholly owned and controlled by Herman Man Guo. The registered address of Wealthy Environment Limited is P.O. Box 173, Kingston Chambers, Road Town Tortola, BVI.

(5)	The address of Bison Capital Media Limited is c/o Bison Capital Holding Company Limited, 609-610, 21st Century Tower, 40 Liangmaqiao Road, Chaoyang District, Beijing, People’s Republic of China, 100016. Bison Capital Media Limited, a Cayman Islands company, is wholly-owned by Bison Capital Holding Company Limited, a Cayman Islands company, which is in turn wholly owned by Ms. Fengyun Jiang, a citizen of Hong Kong Special Administrative Region. Ms. Jiang is the sole director of both Bison Capital Media Limited and Bison Capital Holding Company Limited. Ms. Jiang possesses the power to direct the voting and disposition of the shares owned by Bison Capital Media Limited and may be deemed to have beneficial ownership of such shares.

(6)	Based on Schedule 13G filed with the SEC on February 14, 2017 jointly by First Manhattan Co., a New York limited partnership, First Beijing Investment (Cayman) Limited, a Cayman Islands company, and First Beijing Investment Limited, a Hong Kong company. According to the Schedule 13G, as of December 31, 2016, First Manhattan Co., First Beijing Investment (Cayman) Limited and First Beijing Investment Limited each had shared voting power and shared investment power with respect to 7,569,912 ordinary shares, or 6.1% of the 124,395,645 shares that the Company reported as outstanding as of December 31, 2015. The business address of First Manhattan Co. is 399 Park Avenue, New York, NY 10022. The business address of First Beijing Investment (Cayman) Limited is Scotia Centre, 4th Floor, P.O. Box 2804, George Town, Grand Cayman KY1-1112, Cayman Islands. The business address of First Beijing Investment Limited is Level 15, Yardley Commercial Building, 1-6 Connaught Road, West Sheung Wan, Hong Kong.

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

As of May 31, 2017, 127,662,057 of our ordinary shares were issued and outstanding, of which 2,032,278 ordinary shares are issued to our depositary bank reserved for future exercise of vested options. To our knowledge, we had only one record shareholder in the United States, JPMorgan Chase Bank, N. A., which is the depositary of our ADS program and held approximately 71% of our total outstanding ordinary shares as of May 31, 2017. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

•	Technology support and service agreements: AM Technology provides exclusive technology support and consulting services to our VIEs and in return, the VIEs are required to pay AM Technology service fees. Except for AM Online, the VIEs pay to AM Technology annual service fees in the amount that guarantee that the VIEs can achieve, after deducting such service fees payable to AM Technology, a net cost- plus rate of no less than 0.5% in the case of AirMedia Shengshi and Jiaming Advertising, or 1.0% in the case of AM Yuehang. It is at AM Technology’s sole discretion that the rate and amount of service fees ultimately charged the VIEs under these agreements are determined. The “net cost-plus rate” refers to the operating profit as a percentage of total costs and expenses of a certain entity. The technology support and service fees for each given year payable by AM Online to AM Technology under AM Online’s technology support and service agreement shall be determined by AM Online and AM Technology at the first month of such year taking into account several factors. Those factors include the credential of the team of AM Technology that provides services to AM Online, the number of service hours, the nature and value of the services provided by AM Technology, the extent to which AM Technology provides patent or other license to AM Online in its provision of technology support and service and the correlation between AM Online’s results of operations and the technology support and service provided by AM Technology. In the event AM Technology finds it necessary to make subsequent adjustment to the amount of fees, AM Online shall negotiate in good faith with AM Technology to determine the new fee. The technology support and service agreements are effective for ten years and such term is automatically renewed upon their expiration unless either party to an agreement informs the other party of its intention not to extend at least twenty days prior to the expiration of these agreements.

•	Technology development agreements: Our VIEs exclusively engage AM Technology to provide technology development services. AM Technology owns the intellectual property rights developed in the performance of these agreements. Except for AM Online, the VIEs pay to AM Technology annual service fees in the amount that guarantee that the VIEs can achieve, after deducting such service fees payable to AM Technology, a net cost-plus rate of no less than 0.5% in the case of AirMedia Shengshi and Jiaming Advertising, which final rate should be determined by AM Technology. It is at AM Technology’s sole discretion the rate and amount of fees ultimately charged the VIEs under these agreements are determined. The “net cost-plus rate” refers to the operating profit as a percentage of total costs and expenses of a certain entity. The technology development fees for each given year payable by AM Online to AM Technology under AM Online’s technology development agreement shall be determined by AM Online and AM Technology at the first month of such year taking into account several factors. Those factors include the credential of the team of AM Technology that provides services to AM Online, the number of service hours, the nature and value of the services provided by AM Technology, the extent to which AM Technology provides patent or other license to AM Online in its provision of technology development service and the correlation between AM Online’s results of operations and the technology development service provided by AM Technology. In the event AM Technology finds it necessary to make subsequent adjustment to the amount of fees, AM Online shall negotiate in good faith with AM Technology to determine the new fee. The technology development agreements are effective for ten years and such term is automatically renewed upon their expiration unless either party informs the other party of its intention not to extend at least twenty days prior to the expiration of these agreements.

•	Exclusive Technology Consultation and Service Agreement: AM online exclusively engages AM Technology to provide consultation services in relation to management, training, marketing and promotion. AM Online agrees to pay to AM Technology the amount of annual service fees as determined by AM Technology. In the event AM Technology finds it necessary to make subsequent adjustment to the amount of fees, AM Online shall negotiate in good faith with AM Technology to determine the new fees. The exclusive technology consultation and service agreement remains effective for ten years and such term may be reviewed by AM Technology’s written confirmation prior to the expiration of the agreement term.

•	Call option agreements: Under the call option agreements between AM Technology and the individual shareholders (except Yi Zhang) of AirMedia Shengshi, AM Yuehang and Jiaming Advertising, the shareholders of those VIEs irrevocably granted AM Technology or its designated third party an exclusive option to purchase from the VIEs’ shareholders, to the extent permitted under PRC law, all the equity interests in the VIEs, as the case may be, for the minimum amount of consideration permitted by the applicable law without any other conditions. Under the call option agreements between AM Technology and the shareholders of AM Online, the shareholders of AM Online (except Yi Zhang) irrevocably granted AM Technology or its designated third party an exclusive option to purchase from the shareholders of AM Online, to the extent permitted under PRC law, all the equity interests in AM Online, as the case may be. To the extent the applicable PRC law does not require the valuation of the subject equity interests and does not otherwise restrict the purchase price for such equity interests, such purchase price shall equal the amount of actual payment made by the respective shareholders of AM Online with respect to the equity interests whether in the form or share capital injection or secondary purchase price. If and where the applicable PRC law requires the valuation of the subject equity interests or otherwise has restrictions on the purchase price for such equity interests, such purchase price shall equal the minimum amount of consideration permitted by the applicable law. In addition, under these agreements (except for the call option agreements between AM Technology and the shareholders of AM Online), AM Technology has undertaken to act as guarantor of VIEs in all operations-related contracts, agreements and transactions and commit to provide loans to support the business development needs of VIEs or if the VIEs suffer operating difficulties, provided that the relevant VIE’s shareholders satisfy the terms and conditions in the call option agreements. Under PRC laws, to provide an effective guarantee, a guarantor needs to execute a specific written agreement with the beneficiary of the guarantee. As AM Technology has not entered into any written guarantee agreements with any third party beneficiaries to guarantee the VIEs’ performance obligations to these third parties, none of these third parties can demand performance from AM Technology as a guarantor of the VIEs’ performance obligations. The absence of a written guarantee agreement, however, does not affect our conclusion that we are the primary beneficiary of the VIEs and in turn should consolidate the financials of the VIEs. The term of each call option agreement is ten years and such terms can be renewed upon expiration at AM Technology’s sole discretion. In January 2016, shareholders of AM Online, AirMedia Shengshi and Jiaming Advertising (except Yi Zhang) entered into a supplement agreement to provide that, without respect to the changes in equity interest percentages of those shareholders in the respective VIEs, the relevant provisions of the respective call option agreements shall continue to apply.

•	Equity pledge agreements: Under the equity pledge agreements between AM Technology and the individual shareholders of our VIEs other than AM Online, the individual shareholders of those VIEs (except Yi Zhang) pledged all of their equity interests, including the right to receive declared dividends, in those VIEs to AM Technology to guarantee those VIEs’ performance of their obligations under the technology support and service agreement and the technology development agreement. Under the equity pledge agreements between AM Technology and the shareholders of AM Online, the shareholders of AM Online (except Yi Zhang) pledged all of their equity interests, including the right to receive declared dividends, in AM Online to AM Technology to guarantee the performance by AM Online of its obligations under its call option agreement and its exclusive technology consultation and service agreement. If the VIEs fail to perform its obligations set forth in the applicable agreements, AM Technology shall be entitled to exercise all the remedies and powers set forth in the provisions of the applicable equity pledge agreements. Those agreements remain effective for as long as the technology support and service agreements and technology development agreement are effective, or, in the case of AM Online, until two years after the term of the obligations under the call option agreement and exclusive technology consultation and service agreement. Pursuant to the PRC Property Rights Law, an equity pledge is not perfected as a security property right unless it is registered with the competent local administration for industry and commerce. We have not yet registered the share pledges by shareholders of AM Online, AirMedia Shengshi and Jiaming Advertising. In January 2016, shareholders of AM Online, AirMedia Shengshi and Jiaming Advertising (except Yi Zhang) entered into a supplement agreement to provide that, without respect to the changes in equity interest percentages of those shareholders in the respective VIEs, the relevant provisions of the respective equity pledge agreements shall continue to apply.

•	Authorization letters: Each individual shareholder of the VIEs (except Yi Zhang) has executed an authorization letter to authorize persons appointed by AM Technology to exercise certain of its rights, including voting rights, the rights to enter into legal documents and the rights to transfer any or all of its equity interest in the VIEs. The authorization letters by the shareholders of our VIEs will remain effective during the operating periods of the respective VIEs and for so long as the respective parties remain shareholders of the VIEs unless terminated earlier by AM Technology or unless the call option agreement with respect to VIEs is terminated prior to its expiration.

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

Amounts due from related parties

As of December 31, 2016, we had $0.8 million due from Mr. Qing Xu, representing an advances to him on a short term basis for business needs.

Share Options

See “Item 6. Directors, Senior Management and Employees — B. Compensation — Share Options.”

“Going-Private” Transaction

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

On June 29, 2015, Mr. Guo, Mr. Qing Xu and Mr. James Zhonghua Feng entered into a consortium agreement pursuant to which the consortium members agreed to, among other things, form a consortium to work exclusively with one another to undertake the proposed transaction described in the Proposal Letter. On September 18, 2015, upon signing and delivery of a withdrawal notice, Mr. Feng ceased to be a member of the buyer consortium. Also on September 18, 2015, Mr. Guo and Mr. Xu entered into an amended and restated consortium agreement pursuant to which the buyer consortium members agreed to, among other things, work exclusively with one another to undertake the proposed transaction described in the Proposal Letter.

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

Under the terms of the Merger Agreement, either the Company or Parent could terminate the Merger Agreement if the merger contemplated by the Merger Agreement has not been completed by the date of June 28, 2016. On June 27, 2016, the parties entered into Amendment No. 1 to the Merger Agreement to extend this termination date to December 31, 2016. On December 19, 2016, the parties entered into Amendment No. 2 to the Merger Agreement to further extend the termination date to June 30, 2017.

The merger is subject to customary closing conditions including the approval of the merger agreement by an affirmative vote of holders of shares representing at least two-thirds of the voting power of the shares present and voting in person or by proxy at a meeting of our shareholders which will be convened to consider the approval of the merger agreement and the merger.

The special committee (the "Special Committee") of the Board of Directors (the “Board”) of the Company received a proposed amendment (the “Revised Proposal”) to the Merger Agreement from Mr. Herman Man Guo, the Chief Executive Officer and Chairman of the Board, and Mr. Qing Xu, the Executive President of the Company (collectively, the "Buyer Group") on May 23, 2017 to (a) acquire all of the outstanding shares of the Company not already owned by the Buyer Group for US$4.00 per American Depositary Share or US$2.00 per ordinary share in cash, and (b) extend the Termination Date to December 31, 2017. The Special Committee is evaluating the Revised Proposal with the assistance of its financial and legal advisors.

The Merger Agreement Amendment No. 3 extends the Termination Date to July 31, 2017 so as to give the Special Committee sufficient time to consider the Revised Proposal.  The Special Committee cautions the Company's shareholders and others considering trading in the Company's securities that no decision has been made by the Special Committee or the Board with respect to the Revised Proposal.  There can be no assurance that any definitive offer will be made, any agreement will be executed or that this or any other transaction will be approved or consummated.

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

The Company and two of its officers were named as defendants in a putative securities class action filed on June 25, 2015 in the U.S. District Court for the Southern District of New York:  Huang v. AirMedia Group Inc. et al., Civil Action No. 1:15-CV-04966-ALC (S.D.N.Y.).  The complaint in this putative class action alleges that certain of the defendants’ press releases, financial statements and other public statements and disclosures contained misstatements or omissions, including with respect to the alleged sale of an equity interest in the Company’s advertising subsidiary, in violation the U.S. securities laws.  The complaint states that plaintiffs seek to represent a class of persons who allegedly suffered damages as a result of their trading activities related to the Company’s ADRs between April 15 and June 15, 2015, and alleges violations of Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder.  On November 10, 2015, the court appointed China Xiayuan Transportation Co. Ltd. as the lead plaintiff and appointed a lead counsel.  On January 15, 2016, the lead plaintiff filed an amended complaint, advancing similar allegations and claims as the previously filed complaint and seeking to represent a class of persons who allegedly suffered damages as a result of their trading activities related to the Company’s ADRs between April 7 and June 15, 2015.  On February 5, 2016, the Company filed a letter pursuant to the judge’s individual practice rules, in which the Company identified the bases for its anticipated motion to dismiss the amended complaint and requested a pre-motion conference.  On February 10, 2016, the lead plaintiff filed a letter in response to the Company’s the February 5, 2016 letter.  On February 11, 2016, the court denied the request for a pre-motion conference, and ordered a briefing schedule. Consistent with the court’s briefing schedule, on March 10, 2016, the Company and one of its officers  (the “Filing Defendants”) filed a motion to dismiss the amended complaint.  On April 7, 2016, the lead plaintiff filed its opposition to the motion to dismiss.  On April 21, 2016, the Filing Defendants filed a reply to the lead plaintiff’s opposition.  On March 27, 2017, the court granted the motion to dismiss and entered into a judgment dismissing the amended complaint with prejudice.

Beijing AirMedia Shengshi Advertising Co., Ltd., a variable interest entity of the Company (“AM Shengshi”), had served a legal letter dated June 29, 2016 (the “Legal Letter”) on Beijing Longde Wenchuang Equity Investment Fund (Limited Partnership) (“Longde Wenchuang”) and Beijing Cultural Center Construction and Development Fund (Limited Partnership) (“Culture Center”) to challenge the proposed transfers by Longde Wenchuang and Cultural Center of their equity interests in AM Advertising to Shanghai Golden Bridge InfoTech Co., Ltd. (stock code: 603918), a PRC company with its shares listed on the Shanghai Stock Exchange (“Golden Bridge”). As of the date of the Legal Letter, AM Shengshi held 24.84% of the equity interests in AM Advertising. Longde Wenchuang and Culture Center held 28.57% and 46.43%, respectively, of the equity interests in AM Advertising. On June 14, 2016, Longde Wenchuang and Culture Center entered into an equity interest transfer agreement with Golden Bridge to transfer 75% equity interests in AM Advertising to Golden Bridge in consideration for shares in Golden Bridge (the “Transfer”). Neither of Longde Wenchuang and Culture Center sought consent from AM Shengshi with respect to the Transfer in accordance with the provisions of the Company Law of the People’s Republic of China (the “PRC Company Law”). In the Legal Letter, AM Shengshi challenges the validity of the Transfer on the ground that it violated the statutory right of first refusal of AM Shengshi under the PRC Company Law.

The Company received notice from the China International Economic and Trade Arbitration Commission (the “CIETAC”) that the Company, AirMedia Technology (Beijing) Co., Ltd., AM Shengshi and Mr. Herman Man Guo (collectively, the “Respondents”) were named as respondents by Culture Center in an arbitration proceeding submitted by the Culture Center to the CIETAC in connection with the sale by the Company of 75% equity interests in AM Advertising to Culture Center and Longde Wenchuang in June 2015. Culture Center seeks specific performance by the Respondents of certain obligations under the transaction documents, which include, among other things, (i) the pledge by AM Shengshi and Mr. Guo of their respective equity interests in AM Advertising to Culture Center as security for their obligations under the transaction documents, (ii) the use of best efforts by the Respondents to cooperate with the Culture Center and Longde Wenchuang to procure the listing of AM Advertising in China and (iii) the performance by the Company and Mr. Guo of their respective non-compete obligations to refrain from holding, operating, or otherwise participating in any business that is the same or substantially the same as that of AM Advertising. The Company believes the arbitration request is without merit and intends to defend the actions vigorously. However, no assurances can be provided that the Company will prevail in this arbitration proceeding. As of the date of this annual report, this arbitration proceeding is still pending.

Mr. Xiaoya Zhang, a former shareholder of AM Shengshi, had initiated legal proceedings against Mr. Qing Xu, a director and the executive president of the Company, with respect to the transfers by Mr. Zhang of his equity interests in the company to Mr. Xu. In December 2015, AM Shengshi received an equity interest transfer agreement (the “AM Shengshi SPA”), dated December 4, 2015, by and between Mr. Xiaoya Zhang and Mr. Qing Xu, pursuant to which Mr. Zhang agrees to transfer 8.2% equity interests in AM Shengshi to Mr. Xu for RMB82,000 (the “AM Shengshi Equity Transfer”). The AM Shengshi Equity Transfer was completed in December 2015. In February 2016, Mr. Zhang initiated legal proceedings in a court in China against Mr. Xu, challenging the authenticity of his signatures to the AM Shengshi SPA and consequently the validity of AM Shengshi Equity Transfer. On February 14, 2017, the court’s final decision supported Mr. Xiaoya Zhang’s claim. The Group then further filed an arbitration against Mr.Xiaoya Zhang on April 21, 20117, which is under the process. However, none of the Company or AM Shengshi is a party to the AM Shengshi SPA. As of the date of this Report, none of the Company or AM Shengshi is named as a party in those legal proceedings. However, due to the uncertainty of the outcome of these proceedings, there is no assurance that they will not result in material adverse effect on the Group, substantial costs by the Group and/or the diversion of its resources and management attention. As of December 31, 2016, the Group did not record a provision for this matter as management believes the possibility of adverse outcome of the matter is remote and any liability it may incur would not have a material adverse effect on its consolidated financial statements.

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

	High	Low
Annual Market Prices
Year 2012	4.01	1.33
Year 2013	3.20	1.50
Year 2014	3.24	1.65
Year 2015	7.70	1.83
Year 2016	5.71	2.38

Quarterly Market Prices
First Quarter 2015	2.64	1.83
Second Quarter 2015	7.70	1.91
Third Quarter 2015	5.42	3.39
Fourth Quarter 2015	5.64	5.28
First Quarter 2016	5.71	5.05
Second Quarter 2016	5.66	3.18
Third Quarter 2016	3.78	2.57
Fourth Quarter 2016	3.47	2.38
First Quarter 2017	2.75	2.35

Monthly Market Prices
December 2016	2.79	2.38
January 2017	2.62	2.35
February 2017	2.60	2.38
March 2017	2.75	2.36
April 2017	3.17	2.63
May 2017	2.58	1.68
June 2017 (until June 27, 2017)	2.55	1.35

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The following are summaries of material terms and provisions of our amended and restated memorandum and articles of association and the Companies Law (2016 Revision) of the Cayman Islands, or the Companies Law, insofar as they relate to the material terms of our ordinary shares. This summary is not complete, and you should read our amended and restated memorandum and articles of association, which has been filed as Exhibit 99.3 to our Form 6-K (File No. 001-33765) filed with the SEC on December 10, 2009, and the amendment thereto, which has been filed as Exhibit 99.2 to our Form 6-K (File No. 001-33765) filed with the SEC on June 27, 2013. We subsequently amended our memorandum and articles of association by shareholders’ resolutions passed on July 18, 2013, the results of which have been filed as Exhibit 99.1 to our Form 6-K (File No. 001-33765) filed with the SEC on July 23, 2013.

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

Board of Directors

See “Item 6. Directors, Senior Management and Employees — A. Directors and Senior Management.”

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

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. No Cayman Islands stamp duty will be payable unless an instrument is executed in, or after execution, brought to or produced before a court in the Cayman Islands.

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

United States Federal Income Taxation

The following is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code, but it does not purport to be a complete analysis of all potential tax consequences and considerations. This summary is based upon existing U.S. federal income tax law as of the date hereof, which is subject to differing interpretations or change, possibly with retroactive effect. This summary does not discuss all aspects of U.S. federal income taxation that may be important to particular holders in light of their individual circumstances, including holders subject to special tax rules (for example, banks or other financial institutions, insurance companies, regulated investment companies, real estate investment trusts, cooperatives, pension plans, broker-dealers, partnerships and their partners, and tax-exempt organizations (including private foundations)), holders who are not U.S. Holders, holders who own (directly, indirectly or constructively) 10% or more of our voting stock, holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation, holders that hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, traders in securities that have elected the mark-to-market method of accounting for their securities or holders that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any alternative minimum tax, state, local, non-U.S. tax or non-income tax (such as the United States federal gift and estate tax) considerations or the Medicare tax. Each U.S. Holder is urged to consult with its tax advisor regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations relating to the ownership and disposition of our ADSs or ordinary shares.

General

For purposes of this summary, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person.

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

Passive Foreign Investment Company Considerations

Based on the market price of our ADSs and the composition of our assets (in particular, the retention of a large amount of cash), we believe that we were a PFIC, for United States federal income tax purposes, for the taxable year ended December 31, 2016, and we will very likely be classified as a PFIC for our current taxable year ending December 31, 2017 unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of non-passive income. In general, we will be classified as a PFIC for any taxable year if either (i) 75 percent or more of our gross income for such year is passive income or (ii) 50 percent or more of the average quarterly value of our assets (as generally determined on the basis of fair market value) produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are generally classified as passive and goodwill and other unbooked intangibles associated with active business activities may generally be classified as non-passive. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25 percent (by value) of the stock. Although the law in this regard is unclear, we treat the VIEs (and their subsidiaries) as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operations of such entities but also because we are entitled to substantially all of the economic benefits associated with such entities, and, as a result, we consolidate such entity’s’ operating results in our consolidated financial statements. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given with respect to our PFIC status for any taxable year.

If we are classified as a PFIC for any year during which a U.S. Holder holds ADSs or ordinary shares, a U.S. Holder will generally, as discussed below under “—Passive Foreign Investment Company Rules,” be treated as holding an equity interest in a PFIC in the first taxable year of the U.S. Holder’s holding period in which we are or become a PFIC and subsequent taxable years (“PFIC-Tainted Shares”) even if, we in fact, cease to be a PFIC in subsequent taxable years.

Passive Foreign Investment Company Rules

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2016, and we will very likely be classified as a PFIC for our current taxable year ending December 31, 2017. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds ADSs or ordinary shares, and unless a mark-to-market election (as described below) is made, a U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make (which generally means any distribution received in a taxable year that is greater than 125 percent of the average annual distributions received in the three preceding taxable years or such U.S. Holder’s holding period for the ADSs or ordinary shares, if shorter), and (ii) any gain realized on the sale or other disposition, including a pledge, of our ADSs or ordinary shares. Under the PFIC rules:

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

As an alternative to the foregoing rules, a holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock. Marketable stock is stock that is regularly traded on a qualified exchange or other market as defined in applicable United States Treasury Regulations. Our ADSs (but not our ordinary shares) are listed on the NASDAQ Global Select Market, which is a qualified exchange or other market for these purposes. We anticipate that the ADSs will be considered regularly traded for so long as they continue to be listed, but no assurance may be given in this regard. If a U.S. Holder makes this election, such holder will generally (i) include in gross income for each taxable year the excess, if any, of the fair market value of the ADSs at the end of the taxable year over the adjusted tax basis of the ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of the ADSs at the end of the taxable year, but only to the extent of the amount previously included in income as a result of the mark-to-market election. The adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a mark-to-market election is made in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, a U.S. Holder will generally not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a mark-to-market election is made, any gain recognized upon the sale or other disposition of ADSs will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary to the extent of the net amount previously included in income as a result of the mark-to-market election. In the case of a U.S. Holder who has held ADSs during any taxable year in which we are classified as PFIC and continues to hold such ADSs (or any portion thereof), and who is considering making a mark-to-market election, special tax rules may apply relating to purging the PFIC taint of such ADSs. If a U.S. Holder makes a mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions, except that the reduced tax rate applicable to qualified dividend income (as discussed below in “ –Dividends”) would not apply.

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

Dividends

Subject to the PFIC rules discussed above, any cash distributions (including the amount of any taxes withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution paid will generally be reported as a “dividend” for U.S. federal income tax purposes. A non-corporate recipient of dividend income generally will be subject to tax on dividend income from a “qualified foreign corporation” at a reduced U.S. federal tax rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met.

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

Although the ADSs are currently tradable on the NASDAQ Global Select Market, which is an established securities market in the United States, and thus we anticipate they will be considered readily tradable on an established securities market in the United States for purposes of the reduced tax rate, no assurance may be given in this regard. Furthermore, as mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2016, and we will very likely be classified as a PFIC for our current taxable year ending December 31, 2017. Each U.S. Holder is advised to consult its tax advisor regarding the rate of tax that will apply to such holder with respect to, dividend distributions, if any, received from us.

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

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the PFIC rules discussed above, a U.S. Holder generally will recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. The deductibility of a capital loss is subject to limitations. Each U.S. Holder is advised to consult with its tax advisor regarding the tax consequences if a foreign withholding tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Information Reporting

Certain U.S. Holders are required to report information to the IRS relating to an interest in “specified foreign financial assets”, including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds US$50,000 (or a higher dollar amount prescribed by the IRS), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a United States financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the IRS and fails to timely do so.

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

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We have not used derivative financial instruments in our investment portfolio. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates. A hypothetical 1% decrease in interest rates would have resulted in a decrease of approximately $0.2 million in our interest income for the year ended December 31, 2016.

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

To the extent that we need to convert our U.S. dollar-denominated assets into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on RMB amount we receive from the conversion. A hypothetical 10% decrease in the exchange rate of the U.S. dollar against RMB would have resulted in a decrease of $1.1 million in the value of our U.S. dollar-denominated financial assets at December 31, 2016. Conversely, if we decide to convert our RMB-denominated cash amounts into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to us.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us annually for our expenses incurred in connection with investor relationship programs and any other program related to our ADS facility and the travel expense of our key personnel in connection with such programs. The depositary has also agreed to provide additional payments to us based on the applicable performance indicators relating to our ADS facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. We recognize the reimbursable amounts in other income on our consolidated statements of operations on a straight-line basis over the contract term with the depositary. For the year ended December 31, 2016, we received nil from the depositary as reimbursement for our expenses incurred.

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

As of December 31, 2016, the net proceeds from our initial public offering have been used up as follows:

•	approximately $122.4 million for the purchase of digital displays and other equipment and the construction of gas station media platforms;

•	approximately $24.8 million for share repurchases; and

•	approximately $10.1 million for the purchase of long-term investments.

•	approximately $29.7 million for business acquisition and the purchase of intangible assets.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, due to these material weaknesses described below, as of December 31, 2016, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management, including our chief executive officer and chief financial officer, assessed the effectiveness of internal control over financial reporting as of December 31, 2016 using the criteria set forth in the report “Internal Control — Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission (known as COSO).

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The following material weaknesses in internal control over financial reporting have been identified as of December 31, 2016. These material weaknesses were related to the weak operating effectiveness and lack of monitoring of controls over financial reporting due to inadequate resources or resources with insufficient experience or training in our financial reporting and internal control team and administration team including information technology department.

Because of these material weaknesses described above, our management has concluded that we had not maintain effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Audit Committee of the

Board of Directors and Shareholders

of AirMedia Group Inc.

We have audited AirMedia Group Inc.’s (the "Company") internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in 2013. The Company's management is responsible for  maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management Annual Report on Internal Control Over Financial Reporting". Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

BEIJING OFFICE • Unit 2419-2422 • Kerry Center South Tower • #1 Guang Hua Road • Chaoyang District, Beijing • 100020

Phone 8610.8518.7992 • Fax 8610.8518.7993 • www.marcumbp.com

Because of the inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in “Management's Annual Report on Internal Control Over financial Reporting”:

The weak operating effectiveness and lack of monitoring of controls over financial reporting due to inadequate resources or resources with insufficient experience or training in the financial reporting and internal control team and administration team including information technology department.

These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the fiscal December 31, 2016 consolidated financial statements and financial statement schedule, and this report does not affect our report dated June 28, 2017.

In our opinion, because of the effect of the material weaknesses described above on the achievement of the objectives of the control criteria, AirMedia Group Inc. has not maintained effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework issued by COSO in 2013.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of December 31, 2016 and the related consolidated statements of operations, comprehensive loss, changes in equity and cash flows, and the financial statement schedule for the year ended December 31, 2016 of the Company, and our report dated June 28, 2017 expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/ Marcum Bernstein & Pinchuk LLP

Beijing, China

June 28, 2017

Changes in Internal Control over Financial Reporting

In preparing our consolidated financial statements, we and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting as of December 31, 2016. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

These material weaknesses identified were related to the weak operating effectiveness and lack of monitoring of controls over financial reporting due to inadequate resources or resources with insufficient experience or training in our financial reporting and internal control team and administration team including information technology department.

To remediate our identified material weaknesses, significant deficiencies and other control deficiencies in connection with preparation of our consolidated financial statements, we plan to adopt several measures to improve our internal control over financial reporting. For example, during the reporting period, we obtained support from an external consulting firm with experienced staff to assist us in the preparation of the financial statements for the year ended December 31, 2016. The consulting firm’s staff hold the AICPA qualification with a solid understanding of U.S. GAAP. In order to meet the requirements of internal audit, we outsourced this function department to a professional consulting company with related industry experience and it delivered the work on time.

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP and Marcum Bernstein & Pinchuk LLP, our principal external auditors, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	Fiscal Year Ended December 31,
	2015	2016
Audit Fees	$1,336,388	$445,000
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	38,380	—
TOTAL	$1,374,768	$445,000

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

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our external auditors, including audit services, audit-related services, tax services and other services as described above, other than those for de minimus services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

We have not asked for, nor have we been granted, an exemption from the applicable listing standards for our audit committee.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Effective from March 3, 2017, we engaged Marcum Bernstein & Pinchuk LLP as our independent registered public accounting firm. We also dismissed Deloitte Touche Tohmatsu Certified Public Accountants LLP (“Deloitte”) on the same date. The decision was not made due to any disagreements with Deloitte. The change of our independent registered public accounting firm was approved by the audit committee of our board on March 3, 2017.

Other than an adverse opinion on our internal control over financial reporting due to a material weakness for the fiscal year ended December 31, 2015, Deloitte’s audit reports on our consolidated financial statements as of December 31, 2015 and 2014 and for each of the years ended December 31, 2015, 2014 and 2013 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During each of the years ended December 31, 2015, 2014 and 2013 and the subsequent interim period through March 3, 2017, there were (i) no disagreements between us and Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, any of which, if not resolved to Deloitte’s satisfaction, would have caused Deloitte to make reference thereto in their reports, and (ii) no “reportable events” requiring disclosure pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F in connection with our annual report on Form 20-F.

We provided Deloitte with a copy of the disclosures under this Item 16F and requested from Deloitte a letter addressed to the Securities and Exchange Commission indicating whether it agrees with such disclosures. A copy of Deloitte’s letter dated June 28, 2017 is attached as Exhibit 16.1.

During each of the years ended December 31, 2015, 2014 and 2013 and the subsequent interim period through March 3, 2017, neither we nor anyone on behalf of us has consulted with Marcum Bernstein & Pinchuk LLP regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that Marcum Bernstein & Pinchuk LLP concluded was an important factor considered by us in reaching a decision as to any accounting, auditing, or financial reporting issue, (ii) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of the instructions to Form 20-F, or (iii) any reportable event pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

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

Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, has provided a letter to the NASDAQ Stock Market certifying that under Cayman Islands law, we are not required to hold annual shareholder meetings. We held annual meetings in 2013. No annual meeting was held in 2012, 2014, 2015 and 2016. We may hold additional annual shareholder meetings in the future if there are significant issues that require shareholder approval.

Maples and Calder (Hong Kong) LLP has also provided letters to the NASDAQ Stock Market certifying that under Cayman Islands law, we are not required to seek shareholder approval for the establishment of or any material amendments to our equity compensation plans. In 2008, we followed home country practice with respect to our 2007 Option Plan by amending it to permit repricings of options without seeking shareholder approval. In 2011, we followed home country practice with respect to our 2011 Option Plan by establishing it without seeking shareholder approval.

We have relied on and intend to continue to rely on the above home country practices under Cayman Islands law. Other than the above, we have followed and intend to continue to follow the applicable corporate governance standards under the rules and regulations of the NASDAQ Stock Market.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The full text of our audited consolidated financial statements begins on page F-2 of this annual report.

ITEM 19.	EXHIBITS

Exhibit No.	Description

1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 99.3 to Form 6-K (File No. 001-33765) filed on December 10, 2009)

Exhibit No.	Description

1.2	Amendment to Amended and Restated Memorandum and Articles of Association approved by the annual general shareholders meeting on July 18, 2013 (incorporated by reference to Exhibit 99.2 to Form 6-K (File No. 001-33765) filed on June 27, 2013)

2.1	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

2.2	Form of Deposit Agreement among the Company, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 to Registration Statement on Form F-1 (File No. 333- 146825), as amended, initially filed on October 19, 2007)

2.3	Amended and Restated Shareholders’ Agreement originally dated as of June 7, 2007, as amended and restated on September 27, 2007, among the Company and Shareholders (incorporated by reference to Exhibit 4.4 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.1	Amended and Restated 2007 Share Incentive Plan (incorporated by reference to Exhibit 99.2 to Form 6-K filed on December 10, 2009)

4.2	2011 Share Incentive Plan (incorporated by reference to Exhibit 4.49 to Annual Report on Form 20-F filed on April 30, 2012)

4.3	2012 Share Incentive Plan. (incorporated by reference to Exhibit 4.3 to Registration Statement on Form S-8 (File No. 333-187442) filed on March 22, 2013)

4.4	Form of Employment Agreement between the Company and an Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 to Registration Statement on Form F-1 (File No. 333- 146825), as amended, initially filed on October 19, 2007)

4.5	Form of Employment Agreement between the Company and an Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 to Registration Statement on Form F-1 (File No. 333- 146825), as amended, initially filed on October 19, 2007)

4.6	Investment Framework Agreement dated October 18, 2005, as amended on September 27, 2007, among Man Guo, Qing Xu and CDH China Management Company Limited (incorporated by reference to Exhibit 10.4 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.7	English Translation of Business Cooperation Agreement dated June 14, 2007 between Beijing Shengshi Lianhe Advertising Co., Ltd. (now known as Beijing AirMedia Shengshi Advertising Co., Ltd.) and AirTV United Media & Culture Co., Ltd. (incorporated by reference to Exhibit 10.9 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.8	English Translation of Amended Power of Attorneys dated November 28, 2008 from each of the shareholders of Beijing Shengshi Lianhe Advertising Co., Ltd. (now known as Beijing AirMedia Shengshi Advertising Co., Ltd.) (incorporated by reference to Exhibit 4.11 to Annual Report on Form 20-F filed on April 28, 2009)

4.9	English Translation of Amended and Restated Technology Development Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing Shengshi Lianhe Advertising Co., Ltd. (now known as Beijing AirMedia Shengshi Advertising Co., Ltd.) (incorporated by reference to Exhibit 10.12 to Registration Statement on Form F-1 (File No. 333- 146825), as amended, initially filed on October 19, 2007)

Exhibit No.	Description

4.10	English Translation of Supplementary Agreement dated November 30, 2007 to the Amended and Restated Technology Development Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing Shengshi Lianhe Advertising Co., Ltd. (now known as Beijing AirMedia Shengshi Advertising Co., Ltd.) (incorporated by reference to Exhibit 10.1 to Annual Report on Form 20-F filed on April 30, 2008)

4.11	English Translation of Amended and Restated Technology Support and Service Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing Shengshi Lianhe Advertising Co., Ltd. (now known as Beijing AirMedia Shengshi Advertising Co., Ltd.) (incorporated by reference to Exhibit 10.13 to Registration Statement on Form F-1 (File No. 333- 146825), as amended, initially filed on October 19, 2007)

4.12	English Translation of Supplementary Agreement dated November 30, 2007 to the Amended and Restated Technology Support and Service Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing Shengshi Lianhe Advertising Co., Ltd. (now known as Beijing AirMedia Shengshi Advertising Co., Ltd.) (incorporated by reference to Exhibit 10.2 to Annual Report on Form 20-F filed on April 30, 2008)

4.13	English Translation of Amended and Restated Equity Pledge Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing Shengshi Lianhe Advertising Co., Ltd. (now known as Beijing AirMedia Shengshi Advertising Co., Ltd.) and the shareholders of Beijing Shengshi Lianhe Advertising Co., Ltd. (incorporated by reference to Exhibit 10.14 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.14	English Translation of Supplementary Agreement dated November 28, 2008 to the Amended and Restated Equity Pledge Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing Shengshi Lianhe Advertising Co., Ltd. (now known as Beijing AirMedia Shengshi Advertising Co., Ltd.) and the shareholders of Beijing Shengshi Lianhe Advertising Co., Ltd. (incorporated by reference to Exhibit 4.17 to Annual Report on Form 20-F filed on April 28, 2009)

4.15	English Translation of Amended and Restated Call Option Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing Shengshi Lianhe Advertising Co., Ltd. (now known as Beijing AirMedia Shengshi Advertising Co., Ltd.) and the shareholders of Beijing Shengshi Lianhe Advertising Co., Ltd. (incorporated by reference to Exhibit 10.15 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.16	English Translation of Supplementary Agreement dated November 28, 2008 to the Amended and Restated Call Option Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing Shengshi Lianhe Advertising Co., Ltd. (now known as Beijing AirMedia Shengshi Advertising Co., Ltd.) and the shareholders of Beijing Shengshi Lianhe Advertising Co., Ltd. (incorporated by reference to Exhibit 4.19 to Annual Report on Form 20-F filed on April 28, 2009)

4.17	English Translation of Amended Power of Attorneys dated November 28, 2008 from the shareholders of Beijing AirMedia UC Advertising Co., Ltd. (now known as Beijing AirMedia Jiaming Advertising Co., Ltd. ) (incorporated by reference to Exhibit 4.32 to Annual Report on Form 20-F filed on April 28, 2009)

4.18	English Translation of Technology Development Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing AirMedia UC Advertising Co., Ltd. (now known as Beijing AirMedia Jiaming Advertising Co., Ltd. ) (incorporated by reference to Exhibit 10.22 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

Exhibit No.	Description

4.19	English Translation of Supplementary Agreement dated November 30, 2007 to the Amended and Restated Technology Development Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing AirMedia UC Advertising Co., Ltd. (now known as Beijing AirMedia Jiaming Advertising Co., Ltd. ) (incorporated by reference to Exhibit 10.5 to Annual Report on Form 20-F filed on April 30, 2008)

4.20	English Translation of Technology Support and Service Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing AirMedia UC Advertising Co., Ltd. (now known as Beijing AirMedia Jiaming Advertising Co., Ltd. ) (incorporated by reference to Exhibit 10.23 to Registration Statement on Form F-1 (File No. 333- 146825), as amended, initially filed on October 19, 2007)

4.21	English Translation of Supplementary Agreement dated November 30, 2007 to the Amended and Restated Technology Support and Service Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing AirMedia UC Advertising Co., Ltd. (now known as Beijing AirMedia Jiaming Advertising Co., Ltd. ) (incorporated by reference to Exhibit 10.6 to Annual Report on Form 20-F filed on April 30, 2008)

4.22	English Translation of Equity Pledge Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia UC Advertising Co., Ltd. and the shareholders of Beijing AirMedia UC Advertising Co., Ltd. (now known as Beijing AirMedia Jiaming Advertising Co., Ltd. ) (incorporated by reference to Exhibit 10.24 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.23	English Translation of Supplementary Agreement dated November 28, 2008 to the Equity Pledge Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia UC Advertising Co., Ltd. and the shareholders of Beijing AirMedia UC Advertising Co., Ltd. (now known as Beijing AirMedia Jiaming Advertising Co., Ltd. ) (incorporated by reference to Exhibit 4.38 to Annual Report on Form 20-F filed on April 28, 2009)

4.24	English Translation of Call Option Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia UC Advertising Co., Ltd. and the shareholders of Beijing AirMedia UC Advertising Co., Ltd. (now known as Beijing AirMedia Jiaming Advertising Co., Ltd.) (incorporated by reference to Exhibit 10.25 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.25	English Translation of Supplementary Agreement dated November 28, 2008 to the Call Option Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia UC Advertising Co., Ltd. and the shareholders of Beijing AirMedia UC Advertising Co., Ltd. (now known as Beijing AirMedia Jiaming Advertising Co., Ltd. ) (incorporated by reference to Exhibit 4.40 to Annual Report on Form 20-F filed on April 28, 2009)

4.26	English Translation of Supplementary Agreement No. 2 to Call Option Agreement dated May 27, 2010 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia UC Advertising Co., Ltd. and the shareholders of Beijing AirMedia UC Advertising Co., Ltd. (now known as Beijing AirMedia Jiaming Advertising Co., Ltd.) (incorporated by reference to Exhibit 4.45 to Annual Report on Form 20-F filed on May 28, 2010)

4.27	English Translation of Supplementary Agreement dated October 31, 2008 among AirMedia Technology (Beijing) Co., Ltd. and the shareholders of Beijing AirMedia UC Advertising Co., Ltd. (now known as Beijing AirMedia Jiaming Advertising Co., Ltd.), supplementing the original Loan Agreement dated January 1, 2007 (incorporated by reference to Exhibit 4.41 to Annual Report on Form 20-F filed on April 28, 2009)

Exhibit No.	Description

4.28	English Translation of Supplementary Agreement No. 2 to the Equity Pledge Agreement dated May 27, 2010 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia UC Advertising Co., Ltd. and the shareholders of Beijing AirMedia UC Advertising Co., Ltd. (now known as Beijing AirMedia Jiaming Advertising Co., Ltd. ) (incorporated by reference to Exhibit 4.46 to Annual Report on Form 20-F filed on May 28, 2010)

4.29	English Translation of Power of Attorneys dated April 1, 2008 from each of the shareholders of Beijing Yuehang Digital Media Advertising Co., Ltd. (incorporated by reference to Exhibit 4.42 to Annual Report on Form 20-F filed on April 28, 2009)

4.30	English Translation of Technology Development Agreement dated April 1, 2008 between AirMedia Technology (Beijing) Co., Ltd. and Beijing Yuehang Digital Media Advertising Co., Ltd. (incorporated by reference to Exhibit 4.43 to Annual Report on Form 20-F filed on April 28, 2009)

4.31	English Translation of Technology Support and Service Agreement dated April 1, 2008 between AirMedia Technology (Beijing) Co., Ltd. and Beijing Yuehang Digital Media Advertising Co., Ltd. (incorporated by reference to Exhibit 4.44 to Annual Report on Form 20-F filed on April 28, 2009)

4.32	English Translation of Supplementary Agreement dated June 25, 2008 to the Technology Support and Service Agreement dated April 1, 2008 between AirMedia Technology (Beijing) Co., Ltd. and Beijing Yuehang Digital Media Advertising Co., Ltd. (incorporated by reference to Exhibit 4.45 to Annual Report on Form 20-F filed on April 28, 2009)

4.33	English Translation of Equity Pledge Agreement dated April 1, 2008 among AirMedia Technology (Beijing) Co., Ltd., Beijing Yuehang Digital Media Advertising Co., Ltd. and the shareholders of Beijing Yuehang Digital Media Advertising Co., Ltd. (incorporated by reference to Exhibit 4.46 to Annual Report on Form 20-F filed on April 28, 2009)

4.34	English Translation of Call Option Agreement dated April 1, 2008 among AirMedia Technology (Beijing) Co., Ltd., Beijing Yuehang Digital Media Advertising Co., Ltd. and the shareholders of Beijing Yuehang Digital Media Advertising Co., Ltd. (incorporated by reference to Exhibit 4.47 to Annual Report on Form 20-F filed on April 28, 2009)

4.35	English summary of Investment Agreement, dated May 12, 2013, by and among Elec-Tech International Co., Ltd., Beijing AirMedia UC Advertising Co., Ltd. (now known as Beijing AirMedia Jiaming Advertising Co., Ltd. ) and Beijing Zhongshi Aoyou Advertising Co., Ltd. (incorporated by reference to Exhibit 4.50 to Annual Report on Form 20-F filed on April 25, 2014)

4.36	English summary of Cooperation Agreement for the Establishment of Advertising Company, dated May 2013, by and between Beijing Shengshi Lianhe Advertising Co., Ltd. (now known as Beijing AirMedia Shengshi Advertising Co., Ltd.), and Guangzhou Daozheng Advertising Co., Ltd. (incorporated by reference to Exhibit 4.51 to Annual Report on Form 20-F filed on April 25, 2014)

4.37	English summary of Equity Swap Agreement, dated September 29, 2013, by and between Beijing N-S Digital TV Co., Ltd. and AirMedia Group Co., Ltd. (incorporated by reference to Exhibit 4.52 to Annual Report on Form 20-F filed on April 25, 2014)

4.38	Agreement and Plan of Merger, dated as of September 29, 2015, by and among the Registrant, AirMedia Holdings Ltd. and AirMedia Merger Company Limited (incorporated herein by reference to Exhibit 99.2 of our current report on Form 6-K filed with the Commission on September 30, 2015) and Amendment No. 3 thereto (incorporated herein by reference to Exhibit 99.2 of our current report on Form 6-K filed with the Commission on June 28, 2017)

Exhibit No.	Description

4.39	English translation of Equity Interest Transfer Agreement in respect of AirMedia Group Co., Ltd., dated June 15, 2015, by and among AirMedia Group Inc., AirMedia Technology (Beijing) Co., Ltd, Beijing AirMedia Shengshi Advertising Co., Ltd., Man Guo and Beijing Longde Wenchuang Investment Fund Management Company. (incorporated by reference to Exhibit 4.39 to Annual Report on Form 20-F filed on May 16, 2016)

4.40	English translation of Supplement Agreement of Equity Transfer, dated November 30, 2015, by and among AirMedia Group Inc., AirMedia Technology (Beijing) Co., Ltd, Beijing AirMedia Shengshi Advertising Co., Ltd., Man Guo and Beijing Longde Wenchuang Investment Fund Management Company. (incorporated by reference to Exhibit 4.40 to Annual Report on Form 20-F filed on May 16, 2016)

4.41	English translation of Exclusive Technology Consulting and Service Agreement, dated June 5, 2015, by and between AirMedia Technology (Beijing) Co., Ltd. and AirMedia Online Network Technology Co., Ltd. (incorporated by reference to Exhibit 4.41 to Annual Report on Form 20-F filed on May 16, 2016)

4.42	English translation of Technology Development Agreement, dated June 5, 2015, by and between AirMedia Technology (Beijing) Co., Ltd. and AirMedia Online Network Technology Co., Ltd. (incorporated by reference to Exhibit 4.42 to Annual Report on Form 20-F filed on May 16, 2016)

4.43	English translation of Technology Support and Service Agreement, dated June 5, 2015, by and between AirMedia Technology (Beijing) Co., Ltd. and AirMedia Online Network Technology Co., Ltd. (incorporated by reference to Exhibit 4.43 to Annual Report on Form 20-F filed on May 16, 2016)

4.44	English translation of Loan Agreements, dated June 5, 2015, by and between AirMedia Technology (Beijing) Co., Ltd. and each shareholder of AirMedia Online Network Technology Co., Ltd. (except Yi Zhang) (incorporated by reference to Exhibit 4.44 to Annual Report on Form 20-F filed on May 16, 2016)

4.45	English translation of Exclusive Call Option Agreement, dated June 5, 2015, by and between AirMedia Technology (Beijing) Co., Ltd., AirMedia Online Network Technology Co., Ltd. and each shareholder of AirMedia Online Network Technology Co., Ltd. (except Yi Zhang) (incorporated by reference to Exhibit 4.45 to Annual Report on Form 20-F filed on May 16, 2016)

4.46	English translation of Power of Attorney, dated June 5, 2015, by each shareholder of AirMedia Online Network Technology Co., Ltd. (except Yi Zhang) (incorporated by reference to Exhibit 4.46 to Annual Report on Form 20-F filed on May 16, 2016)

4.47	English translation of Equity Pledge Agreements, dated June 5, 2015, by and among AirMedia Technology (Beijing) Co., Ltd., AirMedia Online Network Technology Co., Ltd. and each shareholder of AirMedia Online Network Technology Co., Ltd. (except Yi Zhang) (incorporated by reference to Exhibit 4.47 to Annual Report on Form 20-F filed on May 16, 2016)

4.48	English translation of Supplement Agreement in respect of the Related Agreement Arrangement of Beijing AirMedia Shengshi Advertising Co., Ltd., dated January 21, 2016, by and among AirMedia Technology (Beijing) Co., Ltd., Man Guo and Qing Xu (incorporated by reference to Exhibit 4.48 to Annual Report on Form 20-F filed on May 16, 2016)

4.49	English translation of Supplement Agreement in respect of the Related Agreement Arrangement of Beijing AirMedia Jiaming Advertising Co., Ltd., dated January 21, 2016, by and among AirMedia Technology (Beijing) Co., Ltd., Man Guo and Qing Xu (incorporated by reference to Exhibit 4.49 to Annual Report on Form 20-F filed on May 16, 2016)

Exhibit No.	Description

4.50	English translation of Supplement Agreement in respect of the Related Agreement Arrangement of AirMedia Online Network Technology Co., Ltd., dated March 15, 2016, by and among AirMedia Technology (Beijing) Co., Ltd., Man Guo, Qing Xu and Tao Hong (incorporated by reference to Exhibit 4.50 to Annual Report on Form 20-F filed on May 16, 2016)

4.51*	English translation of Capital Contribution Agreement for the Establishment of Unicom AirMedia (Beijing) Network Co. Ltd. by and among AirMedia Online Network Technology Co., Ltd., Unicom Boardband Online Co., Ltd. and Chengdu Haite Kairong Aeronautical Technology Co., Ltd.

8.1*	List of the Registrant’s subsidiaries

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certifications by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certifications by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Marcum Bernstein & Pinchuk LLP

15.2*	Consent of Commerce & Finance Law Offices

15.3*	Consent of Maples and Calder (Hong Kong) LLP

15.4*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

16.1*	Letter from Deloitte Touche Tohmatsu Certified Public Accountants LLP to the Securities and Exchange Commission

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

* Filed herewith

** Furnished with this annual report on Form 20-F

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: June 28, 2017	AIRMEDIA GROUP INC.

/s/ Herman Man Guo

Herman Man Guo
Chairman and Chief Executive Officer

AirMedia GROUP INC.

Reports of Independent Registered Public Accounting Firms

and Consolidated Financial Statements

For the years ended December 31, 2014, 2015 and 2016

AirMedia GROUP INC.

Report of the Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of the

Board of Directors and Shareholders of

AIRMEDIA GROUP INC.

We have audited the accompanying consolidated balance sheet of AirMedia Group Inc. (the “Company”) as of December 31, 2016, and the related consolidated statements of operations, comprehensive loss, changes in equity and cash flows for the year then ended. Our audit also included the financial statement schedule as of and for the year listed in the index at Schedule 1. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of AirMedia Group Inc. as of December 31, 2016, and the consolidated results of its operations and its cash flows for the year ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), AirMedia Group Inc.’s internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013 and our report dated June 28, 2017 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of the existence of material weaknesses.

/s/ Marcum Bernstein & Pinchuk LLP

Beijing, China

June 28, 2017

BEIJING OFFICE • Unit 2419-2422 • Kerry Center South Tower • #1 Guang Hua Road • Chaoyang District, Beijing • 100020

Phone 8610.8518.7992 • Fax 8610.8518.7993 • www.marcumbp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF AIRMEDIA GROUP INC.

We have audited the accompanying consolidated balance sheet of AirMedia Group Inc. (the “Company”), its subsidiaries, its variable interest entities (the “VIEs”) and its VIEs’ subsidiaries (collectively the “Group”) as of December 31 2015 and the related consolidated statements of operations, comprehensive (loss) income, changes in equity and cash flows for each of the two years in the period ended December 31, 2015 and related financial statement schedule included in Schedule I. These consolidated financial statements and financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2015, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

As discussed in Note 2(ee) to the consolidated financial statements, the accompanying consolidated balance sheet as of December 31, 2015 has been adjusted for the retrospective application of the authoritative guidance on the classification of deferred taxes which was adopted by the Group for the year ended December 31, 2016.

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

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

May 16, 2016 (June 28, 2017 as to Notes 2(ee))

 AirMedia GROUP INC.

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars in thousands, except share related data or otherwise noted)

	As of December 31,
	2015	2016
Assets
Current assets:
Cash and cash equivalents	$86,960	$117,547
Short-term investment	3,705	-
Accounts receivable, net	9,457	9,781
Prepaid concession fees	8,114	8,231
Consideration receivable	200,685	-
Other current assets, net	30,904	68,850
Amount due from related parties	2,752	835
Total current assets	342,577	205,244
Property and equipment, net	48,339	61,005
Prepaid equipment costs	27,708	16,200
Long-term investments	89,637	83,861
Long-term deposits	4,879	6,427
Deferred tax assets, net	4,524	-
Acquired intangible assets, net	2,325	1,682
Other non-current assets	11,612	6,771
TOTAL ASSETS	531,601	381,190
Liabilities
Current liabilities:
Accounts payable	36,371	40,366
Accrued expenses and other current liabilities	10,744	33,596
Deferred revenue	1,361	1,764
Income tax payable	43,567	14,483
Amounts due to related parties	15,389	-
Total current liabilities	107,432	90,209
Non-current liabilities:
Other non-current liabilities	1,205	835
Deferred tax liabilities	91	-
Provision for earnout commitment	25,240	23,549
Total liabilities	133,968	114,593

Commitments and contingencies (Note 24 and 25)

AirMedia GROUP INC.

CONSOLIDATED BALANCE SHEETS - continued

(In U.S. dollars in thousands, except share related data or otherwise noted)

	As of December 31,
	2015	2016

Equity

Ordinary shares ($0.001 par value; 900,000,000 shares authorized in 2015 and 2016; 127,662,057 shares and 127,662,057 shares issued as of December 31, 2015 and 2016, respectively; 124,395,645 shares and 125,629,779 shares outstanding as of December 31, 2015 and 2016, respectively)	128	128
Additional paid-in capital	317,414	287,094
Treasury stock (3,266,412 and 2,032,278 shares as of December 31, 2015 and 2016, respectively)	(3,778)	(2,351)
Retained earnings (accumulated deficits)	49,876	(15,842)
Accumulated other comprehensive income (loss)	22,928	(292)

Total AirMedia Group Inc.'s shareholders' equity	386,568	268,737

Non-controlling interests	11,065	(2,140)

Total equity	397,633	266,597

TOTAL LIABILITIES AND EQUITY	$531,601	$381,190

The accompanying notes are an integral part of these consolidated financial statements.

AirMedia GROUP INC.

CONSOLIDATED statements of operations

(In U.S. dollars in thousands, except share related data or otherwise noted)

	For the years ended December 31,
	2014	2015	2016

Revenues	$75,947	$50,866	$16,597
Business tax and other sales tax	(1,254)	(633)	(84)
Net revenues	74,693	50,233	16,513
Less: Cost of revenues	96,608	89,577	49,042
Gross loss	(21,915)	(39,344)	(32,529)

Operating expenses:
Selling and marketing	12,916	9,611	12,056
General and administrative	20,620	27,102	45,227
Total operating expenses	33,536	36,713	57,283
Loss from operations	(55,451)	(76,057)	(89,812)
Interest income, net	1,058	472	843
Other income, net	979	1,383	4,243

Loss from continuing operations before income taxes and share of loss on equity method investments	(53,414)	(74,202)	(84,726)
Income tax (benefits) expenses from continuing operations	(1,512)	6,421	4,483
Net loss before (loss) income on equity method investments	(51,902)	(80,623)	(89,209)
(Loss) income on equity method investments	(212)	2,352	(33)
Net loss from continuing operations	(52,114)	(78,271)	(89,242)
Less: Net loss from continuing operations attributable to non-controlling interests	6,808	7,620	23,617
Net loss from continuing operations attributable to AirMedia Group Inc.'s shareholders	(45,306)	(70,651)	(65,625)

Discontinued operation:
Net income from discontinued operations (including gain of $244,164 upon the disposal in the year ended December 31, 2015)	22,230	272,879	-
Income tax expenses from discontinued operations	(1,942)	(51,696)	-
Net income from discontinued operations, net of tax	20,288	221,183	-
Less: Net income from discontinued operations attributable to non-controlling interests	(677)	(885)	-
Net income from discontinued operations attributable to AirMedia Group Inc.'s shareholders	19,611	220,298	-

Net (loss) income	(31,826)	142,912	(89,242)

Net (loss) income attributable to AirMedia Group Inc.'s shareholders	$(25,695)	$149,647	$(65,625)

Net (loss) income per ordinary share
- basic	$(0.22)	$1.23	$(0.52)
- diluted	(0.22)	1.16	(0.52)
Net (loss) income per ordinary shares from continuing operations
- basic	(0.38)	(0.58)	(0.52)
- diluted	(0.38)	(0.58)	(0.52)
Net income per ordinary shares from discontinued operations
- basic	0.16	1.81	-
- diluted	0.16	1.70	-

Weighted average shares used in calculating net (loss) income per ordinary share
Basic
Continuing operations	119,304,773	121,740,194	125,277,056
Discontinued operations	119,304,773	121,740,194	-
Diluted
Continuing operations	119,304,773	121,740,194	125,277,056
Discontinued operations	119,924,927	129,372,158	-

The accompanying notes are an integral part of these consolidated financial statements.

AirMedia GROUP INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(In U.S. dollars in thousands)

	For the years ended December 31,
	2014	2015	2016

Net (loss) income	$(31,826)	$142,912	$(89,242)
Other comprehensive loss, net of tax of nil:
Change in cumulative foreign currency translation adjustment	(6,874)	(11,478)	(24,140)

Comprehensive (loss) income	(38,700)	131,434	(113,382)
Less: comprehensive loss attributable to non-controlling interest	(6,591)	(7,326)	(24,537)

Comprehensive (loss) income attributable to AirMedia Group Inc.'s shareholders	$(32,109)	$138,760	$(88,845)

The accompanying notes are an integral part of these consolidated financial statements.

AirMedia GROUP INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In U.S. dollars in thousands, except share data or otherwise noted)

						Accumulated	Total
						other	AirMedia Group	Non-
	Ordinary shares		Additional	Treasury	(Accumulated deficits)	comprehensive	Inc.'s shareholders'	controlling	Total
	Shares	Amount	paid-in capital	stock	retained earnings	Income (loss)	equity	interests	Equity

Balance as of January 1, 2014	119,134,135	$128	$313,912	$(9,860)	$(73,443)	$40,229	$270,966	$20,377	$291,343

Ordinary shares issued for share based compensation	808,278	-	-	624	-	-	624	-	624

Share-based compensation	-	-	1,359	-	-	-	1,359	-	1,359
Foreign currency translation adjustment	-	-	-	-	-	(6,414)	(6,414)	(460)	(6,874)
Net loss	-	-	-	-	(25,695)	-	(25,695)	(6,131)	(31,826)
Disposal of equity interests of AM Film and AirMedia Lianhe to non-controlling interest	-	-	1,433	-	-	-	1,433	1,655	3,088
Profit distribution to non-controlling interest	-	-	-	-	-	-	-	(83)	(83)
Capital contribution from non-controlling interests	-	-	6,463	-	-	-	6,463	4,778	11,241

Balance as of December 31, 2014	119,942,413	128	323,167	(9,236)	(99,138)	33,815	248,736	20,136	268,872

Ordinary shares issued for share based compensation	4,453,232	-	-	5,458	(633)	-	4,825	-	4,825

Share-based compensation	-	-	598	-	-	-	598	-	598
Foreign currency translation adjustment	-	-	-	-	-	(10,887)	(10,887)	(591)	(11,478)
Net income	-	-	-	-	149,647	-	149,647	(6,735)	142,912

Profit distribution to non-controlling interest	-	-	-	-	-	-	-	(891)	(891)
Capital contribution from non-controlling interests	-	-	271	-	-	-	271	1,042	1,313
Capital contribution to Guangzhou Meizheng	-	-	(459)	-	-	-	(459)	459	-
Acquisition of non-controlling interests	-	-	(6,163)	-	-	-	(6,163)	(2,355)	(8,518)

Balance as of December 31, 2015	124,395,645	128	317,414	(3,778)	49,876,	22,928	386,568	11,065	397,633
Stock option exercised	1,234,134	-	-	1,427	(93)	-	1,334	-	1,334
Share-based compensation	-	-	773	-	-	-	773	-	773
Foreign currency translation adjustment						(23,220)	(23,220)	(920)	(24,140)
Net income					(65,625)	-	(65,625)	(23,617)	(89,242)
Acquisition of equity interests from non-controlling shareholders			(34,570)				(34,570)	3,614	(30,956)
Capital contribution from non-controlling interests			3,477				3,477	7,718	11,195

Balance as of December 31, 2016	125,629,779	$128	$287,094	$(2,351)	$(15,842)	$(292)	$268,737	$(2,140)	$266,597

The accompanying notes are an integral part of these consolidated financial statements.

AirMedia GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars in thousands)

	For the years ended December 31,
	2014	2015	2016
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(31,826)	$142,912	$(89,242)
Less: Net income from discontinued operations	20,288	221,183	-
Net loss from continuing operations	(52,114)	(78,271)	(89,242)

Adjustments to reconcile net (loss) income to net cash used in operating activities:
Bad debt provisions	3,212	(2,661)	12,697
Depreciation and amortization	6,294	5,771	12,971
Deferred tax (recovery) provision	(2,288)	4,681	4,328
Impairment of fixed assets	-	-	826
Share-based compensation	1,281	567	773
Loss (income) on equity method investments	212	(2,352)	33
Loss on disposal of property and equipment	(11)	(129)	22
Gain on sale/maturity of short-term investments	(643)	(347)	-

Changes in assets and liabilities
Accounts receivable	9,371	13,742	(3,250)
Notes receivable	(116)	762	-
Prepaid concession fees	(997)	7,302	(3,043)
Other current assets	2,224	(16,045)	(5,369)
Long-term deposits	(108)	3,632	(1,962)
Other non-current assets	(5,095)	2,778	(781)
Amount due from related parties	(953)	(4,873)	1,813
Accounts payable	(1,723)	(8,591)	6,730
Accrued expenses and other current liabilities	(466)	(6,762)	2,030
Deferred revenue	(1,905)	(2,643)	517
Amount due to related parties	-	12,803	(15,023)
Income tax payable	(68)	42,600	(27,377)
Other noncurrent liabilities	1,264	-	(303)

Net cash used in continuing operations	(42,629)	(28,036)	(103,610)
Net cash provided by (used in) discontinued operations	40,815	(41,026)	-

Net cash used in operating activities	(1,814)	(69,062)	(103,610)

CASH FLOWS FROM INVESTING ACTIVITIES:
Consideration receivable	-	-	195,915
Purchase of property and equipment	(4,306)	(10,389)	(21,558)
Prepaid equipment costs	(11,224)	-
Proceeds from disposal of property and equipment	18	978	-
Net amount received upon settlement of short-term investment	26,073	14,206	3,617
Dividend received from equity method investee	242	-	-
Restricted cash	(3,223)	3,223	-
Acquisition of Guangzhou Xinyu	-	(4,808)	-
Acquisition of AM Jiaming	-	325	-
Acquisition of non-controlling interests	-	-	(32,838)
Acquisition of equity investments	-	-	(475)
Proceeds from disposal of equity investment	-	-	3,014
Disposal of controlling interest in a former subsidiary	-	(14)	-
Loan to third parties	-	(5,572)	(17,093)
Purchase of long term investment	(1,629)	(3,033)	-

Net cash provided by (used in) continuing operations	5,951	(5,084)	130,582
Net cash (used in) provided by discontinued operations	(12,108)	93,226	-

Net cash (used in) provided by investing activities	(6,157)	88,142	130,582

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash received from short-term loan	3,000	-	-
Cash payment for a short-term loan	-	(3,000)	-
Capital contribution from non-controlling interest	11,241	-	9,796
Distribution of dividends to non-controlling interests	-	(221)	-
Proceeds from disposal of equity interests of AirMedia Lianhe	1,958	536	-
Proceeds from options exercised	624	4,826	1,334

Net cash provided by continuing operations	16,823	2,141	11,130
Net cash used in discontinued operations	-	-	-

Net cash provided by financing activities	16,823	2,141	11,130

Effect of exchange rate changes	(1,067)	(1,698)	(7,515)

Net increase in cash	7,785	19,523	30,587
Cash and cash equivalents, at beginning of year	59,652	67,437	86,960

Cash and cash equivalents, at end of year	$67,437	$86,960	$117,547

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income tax paid	$1,812	$957	$27,712
Interests paid for short-term loan	$75	$10	$-
Fair value of property, equipment and other assets acquired in exchange of advertising services rendered and subsidiary's equity transferred	$11,083	$304	$541

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES:
Payable for purchase of property and equipment	$8,526	$15,925	$-
Acquisition of non-controlling interests	$-	$-	$1,882
Capital contribution from non-controlling interest	$-	$-	$1,399
Dividend payable to non-controlling interests	$73	$-	$-
Receivable for disposal of equity interests of AM Film and AM Lianhe	$1,118	$233	$-
Receivable for disposal of 51% equity in AM Jiaming	$53	$-	$-
Consideration receivable	$-	$200,685	$-

The accompanying notes are an integral part of these consolidated financial statements.

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

In June 2015, the Company, AM Technology, AirMedia Shengshi, which is the Company’s VIE in China as well as the controlling shareholder of AirMedia Group Co., Ltd. (“AM Advertising,”), and Mr. Herman Guo, who is registered shareholder of AM Advertising under PRC law entered into a definitive agreement with Beijing Longde Wenchuang Fund Management Co., Ltd. (“Longde Wenchuang” or the “Buyer”) to sell 75% equity interest of AM Advertising for a consideration of RMB2.1 billion (equivalent to $302.4) in cash. As part of the transaction, the Company effected an internal business reorganization and transferred all its media business in airports (excluding digital TV screens in airports and TV-attached digital frames) and all billboard and LED media business outside of airports (excluding gas station media network and digital TV screens on airplanes) to AM Advertising to form the target business to be sold (the "Target Business") and transferred its other business out of AM Advertising. To effectuate the sale, the Company rem. Whatoved the VIE structure with respect to AM Advertising. The change in the equity ownership of AM Advertising was registered with the local branch of the State Administration for Industry and Commerce, or the SAIC, in December 2015. Since then, there have been other investors invested in AM Advertising, the Company now holds approximately 20.18% equity interest in AM Advertising and has ceased to consolidate the results of AM Advertising since December 2015.

In December 2015, Longde Wenchuang transferred 46.43% equity interest of AM Advertising to Beijing Culture Center Construction Development Fund (LLP) ("Culture Center ", together with Longde Wenchuang, the "Buyers"). Longde Wenchuang retained 28.57% equity interest of AM Advertising.

This disposal represents a strategic shift on our advertising business from air travel media to gas station media and Wi-Fi service and has a major effect on the Group’s results of operations. Accordingly, assets and liabilities, revenues and expenses, and cash flows related to the disposed entities have been reclassified in the accompanying consolidated financial statements as discontinued operations for all periods presented.

On June 19, 2015, Mr. Herman Man Guo submitted to the Board of Directors of the Company a preliminary non-binding proposal letter (the “Proposal Letter”) to acquire the Company in a going private transaction for $3.00 in cash per share (or $6.00 in cash per ADS) other than any ordinary shares or ADSs of the Company beneficially held by Mr. Herman Man Guo, his affiliates or other management shareholders who may choose to roll over their shares in connection with the proposed acquisition (the “Proposal”).  The Board of Directors has formed a special committee consisting of three independent directors to consider the Proposal. On September 30, 2015, the Company entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with AirMedia Holdings Ltd. (“Parent”) and AirMedia Merger Company Limited (“Merger Sub”), a wholly owned subsidiary of Parent, pursuant to which Parent will acquire AirMedia (the “Transaction”) for US$3.00 per ordinary share of the Company (a “Share”) or US$6.00 per American depositary share, each representing two Shares (an “ADS”). This amount represents a premium of 70.5% over the Company’s closing price of US$3.52 per ADS on June 18, 2015, the last trading day prior to June 19, 2015, the date that the Company announced that it had received a “going-private” proposal. Under the terms of the Merger Agreement, either the Company or Parent could terminate the Merger Agreement if the merger contemplated by the Merger Agreement (the “Merger”) has not been completed by June 28, 2016 (the “Termination Date”). On June 27, 2016 and December 19, 2016, the Company entered into Amendment NO.1 and Amendment NO.2 to the Agreement and Plan of Merger Agreement. As a result, the Termination Date was further extended to June 30, 2017.

The special committee received a proposed amendment to the Merger Agreement from the buyer group, comprised of Mr. Guo, Ms. Dan Shao and Mr. Qing Xu, on May 23, 2017 to (a) acquire all of the outstanding shares not already owned by the buyer group for US$4.00 per ADS or US$2.00 per ordinary share in cash, and (b) extend the Termination Date to December 31, 2017. The special committee is evaluating the proposed amendment with the assistance of its financial and legal advisors. On June 28, 2017, the parties entered into Amendment No. 3 to the Merger Agreement to further extend the termination date to July 31, 2017 so as to give the special committee sufficient time to consider the proposed amendment.

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars in thousands, except share data or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

Introduction of the Group - continued

As of December 31, 2016, details of the Company's subsidiaries, VIEs and VIEs' subsidiaries are as follows:

	Date of		Percentage
	incorporation/	Place of	of legal
Name	acquisition	incorporation	ownership

Intermediate Holding Company:
Broad Cosmos Enterprises Ltd. (“Broad Cosmos”)	June 26, 2006	British Virgin Islands ("BVI")	100%

AirMedia International Limited ("AM International")	July 14, 2007	BVI	100%

AirMedia (China) Limited ("AM China")	August 5, 2005	Hong Kong	100%

Subsidiaries:
AirMedia Technology (Beijing) Co., Ltd. ("AM Technology")	September 19, 2005	the PRC	100%

Shenzhen AirMedia Information Technology Co., Ltd. ("Shenzhen AM")	June 6, 2006	the PRC	100%

Xi'an AirMedia Chuangyi Technology Co., Ltd. ("Xi'an AM")	December 31, 2007	the PRC	100%

VIEs:
Beijing AirMedia Shengshi Advertising Co., Ltd.
(Formerly Beijing Shengshi Lianhe Advertising Co., Ltd.)
("AirMedia Shengshi")	August 7, 2005	the PRC	N/A

Beijing AirMedia Jiaming Advertising Co., Ltd.
(Formerly Beijing AirMedia UC Advertising Co., Ltd.)
("Jiaming Advertising")	January 1, 2007	the PRC	N/A

Beijing Yuehang Digital Media Advertising Co., Ltd. ("AM Yuehang")	January 16, 2008	the PRC	N/A

AirMedia Online Network Technology Co., Ltd. ("AM Online")	April 30, 2015	the PRC	N/A

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars in thousands, except share data or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

Introduction of the Group - continued

	Date of		Percentage
	incorporation/	Place of	of legal
Name	acquisition	incorporation	ownership

VIEs' subsidiaries:
Beijing AirMedia Film & TV Culture Co., Ltd. ("AM Film")	September 13, 2007	the PRC	N/A

Flying Dragon Media Advertising Co., Ltd. ("Flying Dragon")	August 1, 2008	the PRC	N/A

Wenzhou AirMedia Advertising Co., Ltd. ("AM Wenzhou")	October 17, 2008	the PRC	N/A

Hainan Jinhui Guangming Media Advertising Co., Ltd. ("Hainan Jinhui")	June 23, 2009	the PRC	N/A

Beijing Dongding Gongyi Advertising Co., Ltd. ("Dongding")	February 1, 2010	the PRC	N/A

Beijing GreatView Media Advertising Co., Ltd.
(Formerly Beijing Weimei Shengjing Media
Advertising Co., Ltd.) ("GreatView Media")	April 28, 2011	the PRC	N/A

Guangzhou Meizheng Advertising Co., Ltd. ("Guangzhou Meizheng")	May 17, 2013	the PRC	N/A

Beijing AirMedia Tianyi Information Technology Co., Ltd. ("AM Tianyi")	September 25, 2013	the PRC	N/A

Guangzhou Xinyu Advertising Co., Ltd. ("Guangzhou Xinyu")	February 2, 2015	the PRC	N/A

AirMedia Mobile Network Technology Co., Ltd. ("AM Mobile")	April 23, 2015	the PRC	N/A

Guangzhou Meizheng Information Technology Co., Ltd. ("Guangzhou Tech")	June 18, 2015	the PRC	N/A

AirMedia Henglong Mobile Network Technology Co., Ltd. ("AMHL Mobile")	April 27, 2015	the PRC	N/A

Beijing AirMedia Jiaming Film & TV Culture Co., Ltd. ("AM Jiaming")	December 31, 2015	the PRC	N/A

Meizheng Network Information Technology Co., Ltd. (“Meizheng Network”)	August 8, 2016	the PRC	N/A

Airmedia Network Technology Co., Ltd. (“AM Network”)	August 18, 2016	the PRC	N/A

Wangfan Network Technology Co.,Ltd. (“Iwangfan”)	May 6, 2016	the PRC	N/A

Shandong Airmedia Car Safety Technology Co.,Ltd.(“Shangdong Car Safe”)	July 21, 2016	the PRC	N/A
Dingsheng Ruizhi (Beiing) Investment Consulting Co., Ltd. (“Dingsheng Ruizhi”)	May 25, 2016	the PRC	N/A

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars in thousands, except share data or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

For the years ended December 31, 2015 and 2016, the Group acquired additional equity interests of 18% and 20% in Guangzhou Meizheng and AM Film, respectively, which were VIEs consolidated in the Group prior to these acquisitions, from non-controlling shareholders for an aggregated amount of $8,518 and $30,956, respectively. For the year ended December 31, 2015 and 2016, non-controlling shareholders contributed paid in capital to the Group’s VIEs for an aggregated amount of $1,313 and $11,195, respectively.

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

The Group conducts substantially all of its activities through VIEs, i.e. AirMedia Shengshi, AM Yuehang and AM Online, and the VIEs' subsidiaries. The VIEs have entered into the following series of agreements with AM Technology:

☐	Technology support and service agreement: AM Technology provides exclusive technology support and consulting services to the VIEs and in return, the VIEs are required to pay AM Technology service fees. The VIEs pay to AM Technology annual service fees in the amount that guarantee that the VIEs can achieve, after deducting such service fees payable to AM Technology, a net cost-plus rate of no less than 0.5% in the case of AirMedia Shengshi, and Jiaming Advertising, or 1.0% in the case of AM Yuehang, which final rate should be determined by AM Technology. The "net cost-plus rate" refers to the operating profit as a percentage of total costs and expenses of a certain entity. The technology support and service fees for each given year payable by AM Online to AM Technology under AM Online’s technology support and service agreement shall be determined by AM Online and AM Technology at the first month of such year taking into account several factors. Those factors include the credential of the team of AM Technology that provides services to AM Online, the number of service hours, the nature and value of the services provided by AM Technology, the extent to which AM Technology provides patent or other license to AM Online in its provision of technology support and service and the correlation between AM Online’s results of operations and the technology support and service provided by AM Technology. In the event AM Technology finds it necessary to make subsequent adjustment to the amount of fees, AM Online shall negotiate in good faith with AM Technology to determine the new fee. The technology support and service agreements are effective for ten years and such term is automatically renewed upon its expiry unless either party informs the other party of its intention of no extension at least twenty days prior to the expiration of the agreements.

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars in thousands, except share data or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

The VIE arrangements- continued

☐	Technology development agreement: VIEs exclusively engaged AM Technology to provide technology development services. AM Technology owns the intellectual property rights developed in the performance of these agreements. Except for AM Online, the VIEs pay to AM Technology annual service fees in the amount that guarantee that the VIEs can achieve, after deducting such service fees payable to AM Technology, a net cost-plus rate of no less than 0.5% in the case of AirMedia Shengshi, and Jiaming Advertising, which final rate should be determined by AM Technology. It is at AM Technology's sole discretion that the rate and amount of fees ultimately charged the VIEs under these agreements are determined. The "net cost-plus rate" refers to the operating profit as a percentage of total costs and expenses of a certain entity. The technology development fees for each given year payable by AM Online to AM Technology under AM Online’s technology development agreement shall be determined by AM Online and AM Technology at the first month of such year taking into account several factors. Those factors include the credential of the team of AM Technology that provides services to AM Online, the number of service hours, the nature and value of the services provided by AM Technology, the extent to which AM Technology provides patent or other license to AM Online in its provision of technology development service and the correlation between AM Online’s results of operations and the technology development service provided by AM Technology. In the event AM Technology finds it necessary to make subsequent adjustment to the amount of fees, AM Online shall negotiate in good faith with AM Technology to determine the new fee. The technology development agreements are effective for ten years and such terms is automatically renewed upon its expiry unless either party informs the other party of its intention of no extension at least twenty days prior to the expiration of the agreements.

☐	Exclusive Technology Consultation and Service Agreement: AM online exclusively engages AM Technology to provide consultation services in relation to management, training, marketing and promotion. AM Online agrees to pay to AM Technology the amount of annual service fees as determined by AM Technology. In the event AM Technology finds it necessary to make subsequent adjustment to the amount of fees, AM Online shall negotiate in good faith with AM Technology to determine the new fees. The exclusive technology consultation and service agreement remains effective for ten years and such term may be reviewed by AM Technology’s written confirmation prior to the expiration of the agreement term.

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars in thousands, except share data or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

The VIE arrangements - continued

☐	Call option agreement: Under the call option agreements between AM Technology and the shareholders of AirMedia Shengshi, AM Yuehang and Jiaming Advertising, the shareholders of those VIEs irrevocably granted AM Technology or its designated third party an exclusive option to purchase from the VIEs' shareholders, to the extent permitted under PRC law, all the equity interests in the VIEs, as the case may be, for the minimum amount of consideration permitted by the applicable law without any other conditions. Under the call option agreements between AM Technology and the shareholders of AM Online, the shareholders of AM Online irrevocably granted AM Technology or its designated third party an exclusive option to purchase from the shareholders of AM Online, to the extent permitted under PRC law, all the equity interests in AM Online, as the case may be. To the extent the applicable PRC law does not require the valuation of the subject equity interests and does not otherwise restrict the purchase price for such equity interests, such purchase price shall equal the amount of actual payment made by the respective shareholders of AM Online with respect to the equity interests whether in the form or share capital injection or secondary purchase price. If and where the applicable PRC law requires the valuation of the subject equity interests or otherwise has restrictions on the purchase price for such equity interests, such purchase price shall equal the minimum amount of consideration permitted by the applicable law. In addition, under these agreements (except for the call option agreements between AM Technology and the shareholders of AM Online), AM Technology has undertaken to act as guarantor of VIEs in all operations-related contracts, agreements and transactions and commit to provide loans to support the business development needs of VIEs or if the VIEs suffer operating difficulties, provided that the relevant VIE's shareholders satisfy the terms and conditions in the call option agreements. Under PRC laws, to provide an effective guarantee, a guarantor needs to execute a specific written agreement with the beneficiary of the guarantee. As AM Technology has not entered into any written guarantee agreements with any third party beneficiaries to guarantee the VIEs' performance obligations to these third parties, none of these third parties can demand performance from AM Technology as a guarantor of the VIEs' performance obligations. The absence of a written guarantee agreement, however, does not affect our conclusion that we are the primary beneficiary of the VIEs and in turn should consolidate the financials of the VIEs. The term of each call option agreement is ten years and such terms can be renewed upon expiration at AM Technology's sole discretion.

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars in thousands, except share data or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

The VIE arrangements - continued

☐	Equity pledge agreement: Under the equity pledge agreements between AM Technology and the shareholders of our VIEs other than AM Online, the shareholders of those VIEs pledged all of their equity interests, including the right to receive declared dividends, in those VIEs to AM Technology to guarantee those VIEs' performance of their obligations under the technology support and service agreement and the technology development agreement. Under the equity pledge agreements between AM Technology and the shareholders of AM Online, the shareholders of AM Online pledged all of their equity interests, including the right to receive declared dividends, in AM Online to AM Technology to guarantee the performance by AM Online of its obligations under its call option agreement and its exclusive technology consultation and service agreement. If the VIEs fail to perform their obligations set forth in the applicable agreements, AM Technology shall be entitled to exercise all the remedies and powers set forth in the provisions of the applicable equity pledge agreements. Those agreements remain effective for as long as the technology support and service agreements and technology development agreement are effective, or, in the case of AM Online, until two years after the term of the obligations under the call option agreement and exclusive technology consultation and service agreement.

☐	Authorization letter: Each shareholder of the VIEs has executed an authorization letter to authorize AM Technology to exercise certain of its rights, including voting rights, the rights to enter into legal documents and the rights to transfer any or all of its equity interest in the VIEs. The authorization letters by the shareholders of our VIEs other than AM Online will remain effective during the operating periods of the respective VIEs. Such authorization is effective for ten years and such term is renewed upon its expiry at AM Technology's sole discretion. The authorization letters by the shareholders of AM Online will remain effective for as long as the respective parties remain shareholders of AM Online unless terminated earlier by AM Technology or the call option agreement with respect to AM Online is terminated prior to its expiration.

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

In addition, if the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the PRC government could:

☐	revoke the business and operating licenses of the Group's PRC subsidiaries and affiliates;

☐	discontinue or restricting the Group's PRC subsidiaries' and affiliates' operations;

☐	impose conditions or requirements with which the Group or its PRC subsidiaries and affiliates may not be able to comply; or

☐	require the Group or its PRC subsidiaries and affiliates to restructure the relevant ownership structure or operations;

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

The following financial statement information for AirMedia's VIEs were included in the accompanying consolidated financial statements, presented net of intercompany eliminations, as of and for the years ended December 31:

	As of December 31,
	2015	2016

Total current assets	$316,268	$177,425
Total non-current assets	190,684	127,486

Total assets	506,952	304,911

Total current liabilities	101,197	71,535
Total non-current liabilities	26,536	24,384

Total liabilities	$127,733	$95,919

	For the years ended December 31,
	2014	2015	2016

Net revenues	$74,689	$46,237	$16,311
Net loss	(47,119)	(60,117)	(81,659)

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars in thousands, except share data or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Risks in relation to the VIE structure - continued

The VIEs contributed an aggregate of 100%, 98.0% and 98.8% of the consolidated net revenues for the years ended December 31, 2014, 2015 and 2016, respectively. As of December 31, 2016, the VIEs accounted for an aggregate of 95.4% and 80.0%, respectively, of the consolidated total assets, and 95.3% and 83.7%, respectively, of the consolidated total liabilities.

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

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

The Group incurred losses from operations of US$76.1 million and US$89.8 million for the years ended December 31, 2015 and 2016. As of December 31, 2016, the Group had shareholders’ deficit of US$15.8 million. The Group had negative cash flows from operating activities for the years ended December 31, 2015 and 2016, the net cash used in operating activities was US$69.1 million and US$103.6 million for the years ended December 31, 2015 and 2016. As of December 31, 2016, the Group had cash and cash equivalents of US$117.5 million and working capital of $115.0 million. From 2017 and onwards, the Group will focus on improving operation efficiency and cost reduction, and enhancing marketing function to attract more users. The Group regularly monitors its current and expected liquidity requirements to ensure that it maintains sufficient cash balances and accessible credit to meet its liquidity requirements in the short and long term. Based on the existing cash and cash equivalents, working capital condition and forecast for future operations, the Group believes that it will be able to meet its payment obligations and other commitments for at least through the following twelve months from the date of filing.

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars in thousands, except share data or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

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

The Group participates in a dynamic industry and believes that changes in any of the following areas could have a material adverse effect on the Group's future financial position, results of operations, or cash flows: net losses in the past and futures; failure in launching new business; a significant or prolonged economic downturn; contraction in the air travel advertising industry in China; competition from other competitors; regulatory or other PRC related factors; fluctuations in the demand for air travel; past and future acquisitions; failure to maintain an effective system of internal control over financial reporting and effective disclosure controls and procedures; risks associated with the Group's ability to attract and retain employees necessary to support its growth; risks associated with the Group's growth strategies; and general risks associated with the industry.

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars in thousands, except share data or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(g)	Fair value of financial instruments

The Group's financial instruments include cash, accounts receivable, short-term investment, consideration receivable, accounts payable, and provision for earnout commitment. The Group did not have any other financial assets and liabilities or nonfinancial assets and liabilities that are measured at fair value on recurring basis as of December 31, 2015 and 2016.

The Group's financial assets and liabilities measured at fair value on a non-recurring basis include certain assets in connection with an equity share exchange transaction based on level 2 inputs and acquired assets and liabilities based on level 3 inputs in connection with business combinations.

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

The Group reviews its short-term investments for other-than-temporary impairment (“OTTI”) based on the specific identification method. The Group considers available quantitative and qualitative evidence in evaluating potential impairment of its short-term investments. If the cost of an investment exceeds the investment's fair value, the Group considers, among other factors, general market conditions, government economic plans, the duration and the extent to which the fair value of the investment is less than the cost, and the Group's intent and ability to hold the investment, in determining if impairment is needed. OTTI is recognized as a loss in the income statement. The short-term investments held by the Group as of December 31, 2016 were Nil.

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

(l)	Property and equipment, net

Property and equipment are carried at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Digital display network equipment	5 years
WIFI and network equipment	5 years
Gas station display network equipment	5 years
Office property	40 years
Furniture and fixture	5 years
Computer and office equipment	3-5 years
Vehicle	5 years
Software	5 years
Leasehold improvement	Shorter of the term of the lease
or the estimated useful lives of the assets

Costs of repairs and maintenance are expensed as incurred and asset improvements are capitalized. The gain or loss on disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated income statement. When property and equipment are retired or otherwise disposed of the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period.

(m)	Impairment of long-lived assets

Long-lived assets held and used by the Group are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be fully recoverable. It is possible that these assets could become impaired as a result of technology, economy or other industry changes. If circumstances require a long-lived asset or asset group to be tested for possible impairment, the Group first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques, including discounted cash flow models, relief from royalty income approach, quoted market values and third-party independent appraisals, as considered necessary.

The Group makes various assumptions and estimates regarding estimated future cash flows and other factors in determining the fair values of the respective assets. The assumptions and estimates used to determine future values and remaining useful lives of long-lived assets are complex and subjective. They can be affected by various factors, including external factors such as industry and economic trends, and internal factors such as the Group’s business strategy and its forecasts for specific market expansion.

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars in thousands, except share data or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(n)	Long-term investments

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

Impairment for long-term investments

The Group assesses its long-term investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the companies, including current earnings trends and undiscounted cash flows, and other company-specific information. The fair value determination, particularly for investments in privately-held companies, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and determination of whether any identified impairment is other-than-temporary. Other-than-temporary impairment loss is recognized in the consolidated statements of comprehensive income equal to the excess of the investment’s carrying value over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of such investment.

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

Acquired intangible assets with definite lives are carried at cost less accumulated amortization. Customer relationships intangible assets are amortized using the estimated attrition pattern of the acquired customers. Amortization of other definite-lived intangible assets is computed using the straight-line method over the following estimated economic lives:

Audio-vision programming & broadcasting qualification	19.5 years
Customer relationships	3-3.4 years
Contract backlog	1.2-3 years
Concession agreements	3.8-10 years
Non-compete agreements	4.4 years

(p	Revenue recognition

The Group's revenues are derived from selling advertising time slots on the Group's advertising networks. For the years ended December 31, 2014, 2015 and 2016, the advertising revenues were generated from TV-attached digital frames in airports, digital TV screens in airports, digital TV screens on airlines, gas station media network and other media.

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars in thousands, except share data or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(p)	Revenue recognition - continued

Nonmonetary exchanges

The Group occasionally exchanges advertising time slots and locations with other entities for assets or services, such as equipment and other assets. The amount of assets and revenue recognized is based on the fair value of the advertising provided or the fair value of the transferred assets, whichever is more readily determinable. The amounts of revenues recognized for nonmonetary transactions were $209, $473 and nil for the years ended December 31, 2014, 2015 and 2016, respectively. No direct costs are attributable to the revenues.

(q)	Value Added Tax ("VAT")

The Company's PRC subsidiaries are subject to value-added taxes at a rate of 6% on revenues from advertising services and paid after deducting input VAT on purchases. The net VAT balance between input VAT and output VAT is reflected in the account as input VAT receivable or other taxes payable.

In July 2012, the Ministry of Finance and the State Administration of Taxation jointly issued a circular regarding the pilot collection of VAT in lieu of business tax in certain areas and industries in the PRC, including Beijing, Jiangsu, Anhui, Fujian, Guangdong, Tianjin, Zhejiang, and Hubei between September and December 2012. Also a circular issued in May 2013 provided that such VAT pilot program is rolled out nationwide since August 2013. Since then, certain subsidiaries and VIEs became subject to VAT at the rates of 6% or 3%, on certain service revenues which were previously subject to business tax. The Company’s gross revenue is presented net of VAT.

(r)	Business tax and other sale related taxes

The Group's PRC subsidiaries and VIEs are subject to business tax and other sale related taxes at the rate of 8.5% on revenues other than those subject to VAT after deduction of certain costs of revenues permitted by the PRC tax laws.

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

Fees under concession right agreements are usually due every three, six or twelve months. Payments made are recorded as current assets and current liabilities according to the respective payment terms. Most of the concession fees with airports, airlines and railway bureaus are fixed with escalation, which means a fixed increase over each year of the agreements. The total concession fee under the concession right agreements with airports and airlines is charged to the consolidated statements of operations on a straight-line basis over the agreement periods, which is generally between three to five years.

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

The Group expenses advertising costs as incurred. Total advertising expenses were $1,785, $350 and $720 for the years ended December 31, 2014, 2015 and 2016, respectively, and have been included as part of selling and marketing expenses.

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

The impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than not to be sustained upon audit by the relevant tax authorities. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, the Group classifies the interest and penalties, if any, as a component of the income tax expense. For years ended December 31, 2016, 2015, and 2014, the Group did not have any material interest or penalties associated with tax positions nor did the Group have any significant unrecognized uncertain tax positions.

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

(z)	Comprehensive (loss) income

Comprehensive (loss) income includes net (loss) income and foreign currency translation adjustments and is presented net of tax. The tax effect is nil for the three years ended December 31, 2014, 2015 and 2016 in the consolidated statements of comprehensive (loss) income.

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars in thousands, except share data or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(bb)	Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and accounts receivable. The Group places their cash with financial institutions with high-credit rating and quality in China. For the years ended December 31, 2014, 2015 and 2016, no individual customer accounted for over 10% of total revenue. There is no customer accounting for 10% or more of total accounts receivables as of December 31, 2015 and 2016.

(cc)	Net (loss) income per share

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

The Group primarily receives tax refund and development supporting bonus from tax bureau and local government without any condition or restriction. The government subsidies are recorded in other income on the consolidated statements of operations in the period in which the amounts of such subsidies are received without future performance requirement. The recognized government subsidies as other income are $491, $513 and $86 for the years ended December 31, 2014, 2015 and 2016, respectively.

(ee)	Recent issued accounting standards

In November 2015, the FASB issued ASU 2015-17, Income Taxes-Balance Sheet Classification of Deferred Taxes. The amendments in this update simplify the presentation of deferred income taxes. ASU 2015-17 requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The amendments in ASU 2015-17 are effective for fiscal years beginning after December 15, 2016 including interim periods within those fiscal years. Earlier application is permitted for all entities as of the beginning of an interim or annual reporting period. The Group adopted this ASU 2015-17 for the year ended December 31, 2016, as a result, the current portion of deferred tax assets of $41 as of December 31, 2015 was reclassified and included in the non-current deferred tax assets.

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars in thousands, except share data or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(ee)	Recent issued accounting standards

In May 2017, the FASB issued ASU No. 2017-09, “Compensation – Stock Compensation (Topic 718): Scope of Modification Accounting”, which amends the scope of modification accounting for share-based payment arrangements. The ASU provides guidance on the types of changes to the terms or conditions of share-based payment awards to which an entity would be required to apply modification accounting. Specifically, an entity would not apply modification accounting if the fair value, vesting conditions, and classification of the awards are the same immediately before and after the modification. The amendments in this Update are effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted. The amendments in this Update should be applied prospectively to an award modified on or after the adoption date. The Group is currently evaluating the impact of this new standard on its consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-01, "Business Combinations (Topic 805): Clarifying the Definition of a Business". The amendments in this ASU clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. Basically these amendments provide a screen to determine when a set is not a business. If the screen is not met, the amendments in this ASU first, require that to be considered a business, a set must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output and second, remove the evaluation of whether a market participant could replace missing elements. These amendments take effect for public businesses for fiscal years beginning after December 15, 2017 and interim periods within those periods, and all other entities should apply these amendments for fiscal years beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The Group does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”). ASU 2014-09 requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. Generally Accepted Accounting Principles when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. The guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. In August 2015, the FASB issued ASU No. 2015-14, “Deferral of the Effective Date” (“ASU 2015-14”), which defers the effective date for ASU 2014-09 by one year. For public entities, the guidance in ASU 2014-09 will be effective for annual reporting periods beginning after December 15, 2017 (including interim reporting periods within those periods), which means it will be effective for the Company’s fiscal year beginning January 1, 2018. In March 2016, the FASB issued ASU No. 2016-08, “Principal versus Agent Considerations (Reporting Revenue versus Net)” (“ASU 2016-08”), which clarifies the implementation guidance on principal versus agent considerations in the new revenue recognition standard. In April 2016, the FASB issued ASU No. 2016-10, “Identifying Performance Obligations and Licensing” (“ASU 2016-10”), which reduces the complexity when applying the guidance for identifying performance obligations and improves the operability and understandability of the license implementation guidance. In May 2016, the FASB issued ASU No. 2016-12 “Narrow-Scope Improvements and Practical Expedients” (“ASU 2016-12”), which amends the guidance on transition, collectability, noncash consideration and the presentation of sales and other similar taxes. In December 2016, the FASB further issued ASU 2016-20, “Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers” (“ASU 2016-20”), which makes minor corrections or minor improvements to the Codification that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. The amendments are intended to address implementation issues that were raised by stakeholders and provide additional practical expedients to reduce the cost and complexity of applying the new revenue standard. These amendments have the same effective date as the new revenue standard. Preliminarily, we plan to adopt Topic 606 in the first quarter of our fiscal 2018 using the retrospective transition method, and are continuing to evaluate the impact our pending adoption of Topic 606 will have on our consolidated financial statements.

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars in thousands, except share data or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(ee)	Recent issued accounting standards - continued

The Company’s current revenue recognition policies are generally consistent with the new revenue recognition standards set forth in ASU 2014-09. Potential adjustments to input measures are not expected to be pervasive to the majority of the Company’s contracts. While no significant impact is expected upon adoption of the new guidance, the Group will not be able to make that determination until the time of adoption based upon outstanding contracts at that time.

In November 2016, the FASB issued ASU No. 2016-18, "Statement of Cash Flows: Restricted Cash". The amendments address diversity in practice that exists in the classification and presentation of changes in restricted cash on the statement of cash flows. The amendment is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Group is currently evaluating the impact of this new standard on its consolidated financial statements.

In October 2016, the FASB issued ASU No. 2016-17, Consolidation (Topic 810): Interest Held through Related Parties That Are under Common Control, to provide guidance on the evaluation of whether a reporting entity is the primary beneficiary of a VIE by amending how a reporting entity, that is a single decision maker of a VIE, treats indirect interests in that entity held through related parties that are under common control. The amendments are effective for public business entities for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 31, 2016, and interim periods within fiscal years beginning after December 15, 2017. Early adoption is permitted, including adoption in an interim period. The Group does not expect the adoption of the ASU to have any impact on its consolidated financial statements.

In October 2016, the FASB issued ASU No. 2016-16, “Income Taxes (Topic 740): Intra-entity Transfers of Assets Other Than Inventory.” This amendment is intended to improve accounting for the income tax consequences of intra-entity transfers of assets other than inventory. In accordance with this guidance, an entity should recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. The ASU is effective for the Company beginning in fiscal 2019. Early adoption is permitted in fiscal 2018 with modified retrospective application. The Company is continuing to evaluate the impact of the adoption of this guidance on its consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, to provide guidance on the presentation and classification of certain cash receipts and cash payments on the statement of cash flows. The guidance specifically addresses cash flow issues with the objective of reducing the diversity in practice. The guidance will be effective for the Company in fiscal year 2018, but early adoption is permitted. The Group is currently evaluating the impact of this new standard on its consolidated financial statements and related disclosures.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments – Credit Losses”, which will require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. The guidance is effective for annual reporting periods beginning after December 15, 2019 and interim periods within those fiscal years. The Company is currently evaluating this statement and its impact on its results of operations or financial position.

In May 2016, the FASB issued ASU No. 2016-11 Revenue Recognition (Topic 605) and Derivatives and Hedging (Topic 815); Rescission of SEC Guidance Because of Accounting Standards Updates 2014-09 and 2014-16. Pursuant to Staff Announcements at the March 3, 2016 EITF Meeting, which is rescinding certain SEC Staff Observer comments that are codified in Topic 605, Revenue Recognition, and Topic 932, Extractive Activities—Oil and Gas, effective upon adoption of Topic 606.  The Group does not expect the adoption of the ASU to have any impact on its consolidated financial statements.

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars in thousands, except share data or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(ee)	Recent issued accounting standards - continued

In April 2016, the FASB released ASU 2016-09, Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The ASU includes multiple provisions intended to simplify various aspects of the accounting for share-based payments. While aimed at reducing the cost and complexity of the accounting for share-based payments, the amendments are expected to significantly impact net income, EPS, and the statement of cash flows. Implementation and administration may present challenges for companies with significant share-based payment activities. The ASU is effective for public companies in annual periods beginning after December 31, 2016, and interim periods within those years. The Group does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

In March 2016, the FASB issued ASU 2016-07, Equity Method and Joint Ventures (Topic 323). The guidance eliminates the requirement that an investor retrospectively apply equity method accounting when an investment that it had accounted for by another method initially qualifies for use of the equity method. The guidance also requires an investor that has an available-for-sale security that subsequently qualifies for the equity method to recognize in net income the unrealized holding gains or losses in accumulated other comprehensive income related to that security when it begins applying the equity method. The guidance is effective for all entities for fiscal years beginning after December 31, 2016, and interim periods within those years. Early adoption is permitted in any interim or annual period. The guidance will be adopted on a prospective basis. The Group does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application of the guidance is permitted. In transition, entities are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The Group is in the process of evaluating the impact that this guidance will have on its consolidated financial statements and related disclosures.

In January 2016, the FASB issued ASU 2016-01, "Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities" This guidance revises the accounting related to the classification and measurement of investments in equity securities as well as the presentation for certain fair value changes in financial liabilities measured at fair value, and amends certain disclosure requirements. The guidance requires that all equity investments, except those accounted for under the equity method of accounting or those resulting in the consolidation of the investee, be accounted for at fair value with all fair value changes recognized in income. For financial liabilities measured using the fair value option, the guidance requires that any change in fair value caused by a change in instrument-specific credit risk be presented separately in other comprehensive income until the liability is settled or reaches maturity. The guidance is effective for interim and annual reporting periods in fiscal years beginning after December 15, 2017, with early adoption permitted for certain provisions. A reporting entity would generally record a cumulative-effect adjustment to beginning retained earnings as of the beginning of the first reporting period in which the guidance is adopted. The Group is in the process of evaluating the impact that this guidance will have on its consolidated financial statements and related disclosures.

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars in thousands, except share data or otherwise noted)

3.	DISCOUNTINUED OPERATION

The disposal of Target Business described in Note 1 was completed in December 2015.

According to the Equity Interest Transfer Agreement, the Buyers may require the Company to repurchase the equity interest of AM Advertising upon the occurrence of certain events. As these events are considered improbable, no fair value was allocated to the associated put option.

The Equity Interest Transfer Agreement also contains an earnout structure, in the event that the net profit (before or after adjustment for non-recurring gains and losses, whichever is less) of restructured AM Advertising in each of the fiscal years of 2015, 2016, 2017, and 2018 (collectively, the “Covered Period”) is less than the profit target of RMB1.0592 billion (the “Profit Target”) (being RMB200 million, RMB240 million, RMB288 million and RMB331.2 million, equivalent to $30,875, $37,050, $44,459 and $51,128, for the fiscal years of 2015, 2016, 2017, and 2018 respectively), other shareholders of AM Advertising, excluding the Buyers, will be obligated to compensate the Buyers for the deficiency by transferring their equity interest in AM Advertising to the Buyers for nil consideration and/or by cash, based on a pre-determined formula with such compensations in aggregate being subject to a cap equal to the amount of the consideration. The earnout commitment was recorded at fair value and amounted to $25,240 as of December 31, 2015. As of December 31, 2016, the Group treated the provision for earnout commitment of $23,549 as contingent liability (Note 25-d).

The disposal represents a strategic shift and has a major effect on the Group’s results of operations. The disposed entities are accounted as discontinued operations in the consolidated financial statements for the years ended December 31, 2015. A gain of $244,164 was recognized on the disposal, which is determined based on the total consideration of $324,183, the fair value of the remaining 25% equity interest in AM Advertising of $79,718 that continues to be held by the Group, the net book value of the Target Business of $134,497 and the fair value of the earnout commitment of $25,240. Upon the Group’s disposal of its 75% interest in AM Advertising, the Group continues to hold 25% of the equity of AM Advertising, which is accounted for as an equity method investment. The Group’s share of earnings for the fiscal year ended December 31, 2015 amounted to $2,491 and was recorded within the (loss) income on equity method investments within the Consolidated Statements of Operations.

The financial results of the disposed business lines are set out below.	For the years ended December 31,
2015

Net revenues	$166,843
Cost of revenues	(126,745)

Gross profit	40,098

Operating expenses	(13,239)

Income from operations	26,859

Gain from disposal of 75% equity interest in AM Advertising	244,164
Interest income	298
Other income, net	1,293
Income on equity method investments	265

Net income before income tax	272,879
Income taxes benefit/(expense)	(51,696)

Income from discontinued operations attributable to owners of the Company	$221,183

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars in thousands, except share data or otherwise noted)

3.	DISCOUNTINUED OPERATION - continued

Details of related party transactions for the years ended December 31, 2014 and 2015 were as follows:

Concession cost purchased from:

		For the years ended December 31
Name of related parties	Relationship	2014	2015
Guangxi Dingyuan (1)	Equity method investee	$233	$1,107
Qingdao AM (2)	Equity method investee	-	1,230
		$233	$2,337

Loan to a related party:

		For the years ended December 31
Name of related parties	Relationship	2014	2015
AM Jiaming (3)	Equity method investee	$1,612	$-
		$1,612	$-

Equity transaction with a related party:

		For the years ended December 31
Name of related parties	Relationship	2014	2015
Beijing Dayun Culture Communication Co., Ltd. ("Dayun Culture") (4)	Invested by management of the Group	$-	$8,605
Dingsheng Ruizhi (5)	Invested by management of the Group	322	-
		$322	$8,605

(1)	The Group purchased stand-alone digital frames, LED and lightbox concession in Nanning airport from Guangxi Dingyuan amounting to $1,107 for the years ended December 31, 2015.

(2)	The Group purchased stand-alone digital frames concession in Qingdao airport from Qingdao AM amounting to $1,230 for the year ended December 31, 2015.

(3)	In May 2014 and June 2014, the Group provided two loans to AM Jiaming, with amount of $806 and $806, respectively, at an annual interest rate equal to the bank lending rate over the same period, i.e. 6% for 2014. The loans will be due five days after the issuance of a written notice from the Group.

(4)	In November 2015, AM Advertising purchased 20% equity interest in Beijing AirMedia Lianhe Advertising Co., Ltd. (“AirMedia Lianhe”) from Dayun Culture with consideration of $8,605. After the transaction, AM Advertising held 100% equity interest in AirMedia Lianhe.

(5)	In June 2014, AM Advertising sold 20% equity interests in AM Film, a wholly-owned subsidiary, to Dingsheng Ruizhi with consideration of $322.

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars in thousands, except share data or otherwise noted)

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

Geographic information

The Group primarily operates in the PRC and substantially all of the Group's long-lived assets are located in the PRC.

Revenue by service categories

	For the years ended December 31,
	2014	2015	2016
Revenues from continuing operations:

Air Travel Media Network	$59,200	$38,917	$12,178
Gas Station Media Network	11,164	9,840	4,009
Other Media	5,583	2,109	410

	$75,947	$50,866	$16,597

5.	SHORT-TERM INVESTMENTS

Short-term investments consist of various fixed-income financial products purchased from Chinese banks and trusts and are classified as held-to-maturity securities and carried at amortized costs. The maturity dates range from three months to less than one year, with interest rates ranging from 4% to 8.2%. The held-to-maturity securities are subject to penalty for early withdrawal before their maturity. The carrying amount of the held-to-maturity securities of $3,705 and Nil as of December 31, 2015 and 2016, respectively, approximated their fair values due to their credit ratings and their short-term nature.

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars in thousands, except share data or otherwise noted)

6.	LONG-TERM INVESTMENTS

(a)	Equity method investments

The Group had the following equity method investments:

	As of December 31,
	2015		2016

Name of company	Percentage	Amount	Percentage	Amount
	%		%
Equity method investments

Beijing Eastern Media Corporation Ltd. (“BEMC “) (1)	49	$1,363	49	$1,461

Zhejiang AirMedia Guangying Film Production Co., Ltd. ("AM Guangying") (2)	47.6	3,081	-	-

Beijing Hezhong Chuangjin Investment Co., Ltd. ("Hezhong Chuangjin") (3)	15	2,144	15	1,944

Lanmeihangbiao Tiandi Internet Investment Management (Beijing) Co., Ltd. ("LMHB") (4)	40	456	40	256

Beijing Yuyue Film Culture Co., Ltd (“Yuyue Film”) (5)	-	-	25	432

Beijing Yunxing Chuangrong Investment Fund Management Co., Ltd (“Yunxing”) (6)			50	2,083

AM Advertising (7)	25	82,177	-	-

		$89,221		$6,176

(1)	In March 2008, the Group entered into a definitive agreement with China Eastern Media Corporation, Ltd., a subsidiary of China Eastern Group and China Eastern Airlines Corporation Limited operating the media resources of China Eastern Group, to establish a joint venture, BEMC. BEMC was incorporated on March 18, 2008 in the PRC with China Eastern Media Corporation and the Group holding 51% and 49% equity interest, respectively. BEMC obtained concession rights of certain media resources from China Eastern Group, including the digital TV screens on airplanes of China Eastern Airlines, and paid concession fees to its shareholders as consideration. The investment was accounted for using the equity method of accounting as the Group has the ability to exercise significant influence to the operation of BEMC.

(2)	In December 2013, the Group entered into an agreement with Zhejiang Tianguang Diying Production Co., Ltd. to establish AM Guangying. AM Guangying was incorporated on December 25, 2013. AM Guangying is mainly engaged in film production. The Group sold its interest in AM Guangying for the year ended December 31, 2016. The investment was accounted for using the equity method of accounting as the Group has the ability to exercise significant influence to the operation of AM Guangying. The Group disposed this investment for the year ended December 31, 2016 with proceeds of $3,014 and loss of $6.

(3)	In May 2015, AM Advertising, Beijing Financial Technology Investment Management Center (limited partnership), Beijing Hongdeshengzheng Investment Co., Ltd., and Beijing Hongyuan Zhixin Enterprise Management Consulting Co. Ltd. established Hezhong Chuangjin, which mainly focuses on internet financing. In July 2015, AM Advertising transferred its investment in Hezhong Chuangjin to AM Online, a subsidiary of the Group at carrying value. The investment was accounted for using the equity method of accounting as the Group has the ability to exercise significant influence to the operation of Hezhong Chuangjin.

(4)	In September 2015, AM Online entered into an agreement with BlueFocus wireless Internet (Beijing) Investment Management Co., Ltd. and two individual investors to establish a joint venture, LMHB. LMHB was incorporated on September 25, 2015. LMHB is mainly engaged in investment management of Wi-Fi platform marketing and other mobile internet industries. The investment was accounted for using the equity method of accounting as the Group has the ability to exercise significant influence to the operation of LMHB.

(5)	In June 2016, AM Film entered into an agreement with two individual investors to establish a joint venture, Yuyue Film. Yuyue Film is mainly engaged in investment management of film investment and marketing. The investment was accounted for using the equity method of accounting as the Group has the ability to exercise significant influence to the operation of Yuyue Film.

(6)	In February 2016, AM Online entered into an agreement with Haihang Wenhua Holding Group to invest in Yunxing. Yunxing was incorporated on December 17, 2013. Yunxing is mainly engaged in information technology investments in the Hainan Airline. The investment was accounted for using the equity method of accounting as the Group has the ability to exercise significant influence to the operation of Yunxing.

(7)	On June 15, 2015, AirMedia entered into a definitive equity interest transfer agreement with Longde Wenchuang to sell 75% equity interest of AM Advertising for a cash consideration of $324,183 as disclosed in Note 1. The transaction was completed on December 7, 2015. Due to various disputes incurred post-closing of the transaction (refer to Note 25- d), the Group is no long able to have significant influence in operational and strategic decisions of the AM Advertising and cannot access to its financial information in fiscal 2016. As a result, the Group started to account its equity interest in AM advertising using cost method in fiscal 2016. During fiscal 2015, the Group accounted its investment in AM advertising using Equity method as the Group had the ability to exercise significant influence over the operation of AM Advertising at that time.

 AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars in thousands, except share data or otherwise noted)

6.	LONG-TERM INVESTMENTS - continued

(a)	Equity method investments – continued

The summarized financial information of the equity method investees were as follows:

	As of December 31,
	2015	2016
Total current assets	$277,634	$24,633
Total assets	319,797	25,209
Total current liabilities	135,190	3,402
Total liabilities	135,342	3,402

	For the years ended December 31,
	2014	2015	2016
Total net revenues	$11,486	$35,866	$1,809
Total gross profits	567	15,341	1,241
Total net income	164	9,136	(733)

(b)	Cost method investment

	As of December 31,
	2015		2016

Name of company	Percentage	Amount	Percentage	Amount
	%		%
Zhangshangtong Air Service (Beijing) Co., Ltd. ("Zhangshangtong") (1)	20	$367	20	$388

Qingdao Jinshi Zhixing Investment Centre LLP (“Qingdao Jinshi”) (2)	-	-	3	22

Beijing Zhongjiao Huineng Information Technology Co., Ltd (“Zhongjiao Huineng”) (3)	-	-	13	541

AM Advertising ( Refer to Note 25-d)	-	-	25	76,734

		$367		$77,685

(1)	In June 2010, the Group invested $388 for 20% equity interest in Zhangshangtong Air Service (Beijing) Co., Ltd. ("Zhangshangtong"), a company established in the PRC that is mainly engaged in air tickets agency services.

(2)	In January 2016, the Group invested $22 for 3.35% equity interest in Qingdao Jinshi Zhixing Investment Centre LLP. ("Qingdao Jinshi "), a limited partnership established in the PRC that is mainly engaged in fund management and investment.

(3)	In January 2016, the Group invested $541 for 13.3% equity interest in Beijing Zhongjiao Huineng Information Technology Co., Ltd (“Zhongjiao Huineng”), a company established in the PRC that is mainly engaged in providing WIFI and GPS service to logistic industry.

The investment in AM Advertising was accounted for using the cost method of accounting in 2016, as the Group does not have the ability to exercise significant influence to the operation.

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars in thousands, except share data or otherwise noted)

7.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consists of the following:

	As of December 31,
	2015	2016

Accounts receivable, gross	$11,184	$13,596

Less: Allowance for doubtful accounts	(1,727)	(3,815)

Accounts receivable, net	$9,457	$9,781

Movement of allowance for doubtful accounts is as follows:

	Balance at				Balance at
	beginning	Charge to		Exchange	end of the
	of the year	expenses	Write off	adjustment	year

2014	$1,433	3,212	(7)	(180)	4,458
2015	4,458	(2,661)	-	(70)	1,727
2016	1,727	2,248	-	(160)	3,815

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars in thousands, except share data or otherwise noted)

8.	OTHER CURRENT ASSETS,NET

Other current assets, net, consist of the following:

	As of December 31,
	2015	2016

Input VAT receivable	$13,604	$16,249
Prepaid selling and marketing fees	773	368
Short-term deposits	150	74
Prepaid income tax	447	417
Prepaid individual income tax and other employee advances	433	290
Loans to third parties (i)	5,403	17,080
Receivable from third party (ii)	4,110	11,635
Receivable from a non-controlling interest holders	1,313	6,377
Receivable from AM Advertising and its subsidiaries (iii)	-	19,021
Receivables from ADS depositary	468	468
Other prepaid expenses	4,203	2,732
	30,904	74,711
Allowance for doubtful amounts	-	(5,861)

	$30,904	$68,850

(i)	For the years ended December 31, 2015 and 2016, the Group entered into various loan agreements with third parties amounting with aggregated amount of $5,403 and $17,080, respectively with the terms of one year. The weighted average interest rates were 5.10% and 3.19% without any assets pledged for the years ended December 31, 2015 and 2016, respectively. As of December 31, 2015 and 2016, the bad debt allowance for loan to third parties amounted to Nil and $864, respectively.

(ii)	Receivable from third party represented the working capital provided by the Group to support the third party's daily operations. As of December 31, 2015 and 2016, the bad debt allowance was Nil and $4,530, respectively.

(iii)	Receivable from AM Advertising and its subsidiaries balance amounted to $19,021 as of December 31, 2016 and the payable to AM Advertising and its subsidiaries balance amounted to $25,956 (See Note 15) as of December 31, 2016. No provision was made for the receivable balance. The receivable balance was still outstanding as of the date of issuance of the financial statement.

9.	CONSIDERATION RECEIVABLE

As of December 31, 2015, consideration receivable of $200,685 represents the second installment of the total consideration for the sale of 75% equity interest in AM Advertising to the Buyers. The transaction is disclosed in Note 1. The first installment of RMB 0.8 billion ($123,498) was received in July 2015 and the second installment of RMB1.3 billion ($200,685) was subsequently received in January 2016.

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars in thousands, except share data or otherwise noted)

10.	OTHER NON-CURRENT ASSETS

Other non-current assets consist of the following:

	As of December 31,
	2015	2016

Investment in film and TV series (i)	$4,781	$1,854
Prepaid office space and leasehold improvement fees (ii)	6,831	4,917

	$11,612	$6,771

(i)	The Group invests in films and TV series, which are produced by other third parties, and shares profit of the invested films and TV series based on its investment as a percentage of the total investment for a film or TV series.

The Group enters into agreements with other investors to invest together on certain film or TV series, which are produced by third parties, and shares the profit of the invested films and TV series proportionally based on their investments.

(ii)	As the office spaces legal title had not been transferred to the Group, the prepaid amounts were recognized as other non-current assets as of December 31, 2015 and 2016.

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars in thousands, except share data or otherwise noted)

11.	LONG-TERM DEPOSITS

Long-term deposits consist of the following:

	As of December 31,
	2015	2016

Concession fee deposits	$4,527	$5,547
Office rental deposits	352	880

	$4,879	$6,427

Concession fee deposits normally have terms of three to five years and are refundable at the end of the concession terms. Office rental deposits normally have terms of one to three years and are refundable at the end of the lease term.

The long term deposits are not within the scope of the accounting guidance regarding interests on receivables and payables, because they are intended to provide security for the counterparty to the concession rights or office rental agreements. Therefore, the deposits are recorded at cost.

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars in thousands, except share data or otherwise noted)

12.	ACQUIRED INTANGIBLE ASSETS, NET

Acquired intangible assets, net, consist of the following:

	As of December 31,
	2015				2016
	Gross			Net	Gross			Net
	carrying	Accumulated	Accumulated	carrying	carrying	Accumulated	Accumulated	carrying
	amount	amortization	impairment	amount	amount	amortization	impairment	amount

Audio-vision programming and broadcasting qualification	$214	$(37)	$(177)	$-	$200	$(35)	$(165)	$-
Customer relationships	739	(739)	-	-	689	(689)	-	-
Contract backlog	1,544	(1544)	-	-	1,441	(1,441)	-	-
Concession agreements	10,459	(7,531)	(603)	2,325	9,758	(7,513)	(563)	1,682
Non-compete agreements	182	(172)	(10)	-	170	(161)	(9)	-

	$13,138	$(10,023)	$(790)	$2,325	$12,258	$(9,839)	$(737)	1,682

The amortization expense for the years ended December 31, 2014, 2015 and 2016 were $462, $505 and $510, respectively. During fiscal years 2017, 2018, 2019 and 2020, the Group expects to record amortization expenses for definite-lived intangible assets of $510, $455, $360 and $358, respectively.

13.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consist of the following:

	As of December 31,
	2015	2016
Digital display network equipment	$8,341	$6,314
WIFI and network equipment	17,708	27,719
Gas station display network equipment	33,412	38,615
Software	9,959	9,174
Office property	-	5,805
Computer and office equipment	3,140	2,828
Vehicle	774	938
Leasehold improvement	218	607
Construction in progress	-	1,422
Furniture and fixture	1,092	1,123
	74,644	94,545
Less: accumulated depreciation and impairment	(26,305)	(33,540)

	$48,339	$61,005

Depreciation expense recorded for the years ended December 31, 2014, 2015 and 2016 were $5,832, $5,266 and $12,461, respectively. Due to the continuing losses and significant reduced revenue from operations, the Group recognized an impairment loss of nil, nil and $826 on gas station related equipment for the year ended December 31, 2014, 2015 and 2016.

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars in thousands, except share data or otherwise noted)

14.	PREPAID EQUIPMENT COST

On May 12, 2013, the Group entered into an agreement with Elec-Tech International Co., Ltd. ("Elec-Tech") to exchange the equity interests of GreatView Media, one of the VIE's subsidiary, with LED screens from Elec-Tech, pursuant to which Elec-Tech would invest $104.0 million in total (equivalent to RMB640 million) to purchase approximately 21.27% of the equity interest of GreatView Media. In exchange, GreatView Media undertook to exclusively use the equal amounts of such injections to purchase LED screens from Elec-Tech or its subsidiaries. The Group would not recognize any gain or loss from this transaction. As of December 31, 2015 and 2016, the prepaid equipment cost amounting to $27,708 and $16,200, respectively.

15.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the follows:

	As of December 31,
	2015	2016

Accrued payroll and welfare	$1,860	$2,848
Other tax payable	1,462	1,366
Accrued staff disbursement	1,166	1,447
Deposit payable	665	266
Accrued professional fees	4,382	290
Other current liabilities	1,209	1,288
Payable to non-controlling interest holders	-	135
Payable to AM Advertising and its subsidiaries (1)	-	25,956

	$10,744	$33,596

(1) The payable to AM Advertising and its subsidiaries was $15,389 as of December 31, 2015 and included in amounts due to related parties. However , due to disputes with AM Advertising as described in Note 25-d, the Group no long considers AM Advertising and its subsidiaries as related party in fiscal 2016, as a result, the Payable balance to AM Advertising and its subsidiaries of $25,956 was included in other current liabilities as of December 31, 2016.

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars in thousands, except share data or otherwise noted)

16.	INCOME TAXES

AirMedia is a tax-exempted company incorporated in the Cayman Islands.

Broad Cosmos is tax-exempted company incorporated in the British Virgin Islands.

AM China did not have any assessable profits arising in or derived from Hong Kong for the years ended December 31, 2014, 2015 and 2016, and accordingly no provision for Hong Kong Profits Tax was made in these years.

The Group's subsidiaries in the PRC are all subject to PRC Enterprise Income Tax ("EIT") on the taxable income in accordance with the relevant PRC income tax laws and regulations. The EIT rate for the Group's operating in PRC was 25% with the following exceptions.

AM Technology qualified for the High and New-Tech Enterprise ("HNTE") status that would allow for a reduced 15% tax rate under EIT Law since year 2006. AM Technology was subject to an EIT rate of 15% in 2014, 2015 and 2016, and is expected to be subject to an EIT rate of 15% as long as it maintains its status as a HNTE.

Xi'an AM qualified as a "Software Enterprise" in August 2008 by Technology Information Bureau of Shaanxi province, and therefore is entitled to a two-year exemption from the EIT commencing from its first profitable year and a 50% deduction of 25% EIT rate for the succeeding three years, with approval by the relevant tax authorities. As Xi'an AM first made profit in 2009, it was exempted from EIT in 2009 and 2010, and enjoyed the preferential income tax rate of 12.5% from 2011 to 2013. In 2014, Xi'an AM qualified as HNTE and entitled to an EIT rate of 15% for the years 2014, 2015 and 2016, and is expected to be subject to an EIT rate of 15% as long as it maintains its status as a HNTE.

AirMedia GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars in thousands, except share data or otherwise noted)

16.	INCOME TAXES - continued

Income tax benefit / (expenses) are as follows:

	For the years ended December 31,
	2014	2015	2016

Income tax benefits /(expenses):
Current	$(988)	$(480)	$(50)
Deferred	2,500	(5,941)	(4,433)

	1,512	(6,421)	(4,483)

The principal components of the Group's deferred income tax assets and liabilities are as follows:

	As of December 31,
	2015	2016
Deferred tax assets:
Allowance for doubtful accounts	$899	$4,083
Employee education fee excess	6	-
Depreciation of property and equipment	127	-
Amortization of intangible assets and concession fees	2,274	1,606
Net operating loss carry forwards	15,404	30,697
Valuation allowance	(14,186)	(36,386)

Total deferred tax assets	4,524	-

Deferred tax liabilities:
Acquired intangible assets	91	-

Total deferred tax liabilities	$91	$-

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars in thousands, except share data or otherwise noted)

16.	INCOME TAXES - continued

The valuation allowance provided as of December 31, 2016 and 2015 relates to the deferred tax assets generated by the Group’s VIE. The Group periodically evaluates the likelihood of the realization of deferred tax assets, and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes that either it is more likely than not that the deferred tax assets for these entities will not be realized as it does not expect to generate sufficient taxable income in future, or the amount involved is not significant. The Group's subsidiaries in the PRC had total net operating loss carry forwards approximately of $137,040 million as of December 31, 2016, respectively. The net operating loss carry forwards for the PRC subsidiaries will expire on various dates through year 2021.

Reconciliation between the provision for income taxes computed by applying the PRC EIT rate of 25% to income before income taxes and the actual provision of income taxes is as follows:

	For the years ended December 31,
	2014	2015	2016

Net loss before provision for income taxes	$(53,414)	$(74,202)	$(84,726)
PRC statutory tax rate	25%	25%	25%
Income tax at statutory tax rate	(13,354)	(18,551)	(21,182)

Expenses not deductible for tax purpose
Entertainment expenses exceeded the tax limit	217	300	158
Tax effect of tax losses not recognized	10	-	-
Tax effect of other permanent differences	360	330	1,681
Changes in valuation allowance	2,748	9,276	22,200
Effect of preferential tax rates granted to PRC entities	7,912	14,404	642
Effect of income tax rate difference in other jurisdictions	595	662	984

Income tax expenses/ (benefits)	$(1,512)	$6,421	$4,483

Effective tax rates	2.8%	(8.7)%	(5.3)%

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars in thousands, except share data or otherwise noted)

16.	INCOME TAXES - continued

The Group did not identify significant unrecognized tax benefits for the years ended December 31, 2014, 2015 and 2016. The Group did not incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2014, 2015 and 2016.

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

However, the Company's subsidiaries located in the PRC were in a loss position and had accumulated deficit as of December 2016, and the tax basis for the investment was greater than the carrying value of this investment. A deferred tax asset should be recognized for this temporary difference only if it is apparent that the temporary difference will reverse in the foreseeable future. Absent of evidence of a reversal in the foreseeable future, no deferred tax asset for such temporary difference was recorded. The Company did not record any tax on any of the undistributed earnings because the relevant subsidiaries do not intend to declare dividends and the Company intends to permanently reinvest it within the PRC. Additionally, no deferred tax liability was recorded for taxable temporary differences attributable to the undistributed earnings of VIEs because the Company believes the undistributed earnings can be distributed in a manner that would not be subject to income tax.

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

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars in thousands, except share data or otherwise noted)

17.	NET (LOSS) INCOME PER SHARE

The calculation of the net loss per share is as follows:

	For the years ended December 31,
	2014	2015	2016

Numerator:
Net (loss) income attributable to AirMedia Group Inc.'s ordinary shareholders	$(25,695)	$149,647	$(65,625)
- Continuing operations	(45,306)	(70,651)	(65,625)
- Discontinued operations	19,611	220,298	-

Denominator:
Weighted average ordinary shares outstanding used in computing net (loss) income per ordinary share
- basic	119,304,773	121,740,194	125,277,056
- diluted	119,304,773	129,372,158	125,277,056
Weighted average shares used in calculating (loss) income per ordinary shares
Basic
Continuing operations	119,304,773	121,740,194	125,277,056
Discontinued operations	119,304,773	121,740,194	-
Diluted
Continuing operations (i)	119,304,773	121,740,194	125,277,056
Discontinued operations (ii)	119,924,927	129,372,158	-

Net (loss) income per ordinary share
-basic	$(0.22)	$1.23	$(0.52)
-diluted	(0.22)	1.16	(0.52)
Net (loss) income per ordinary share from continuing operations
-basic	$(0.38)	$(0.58)	$(0.52)
-diluted	(0.38)	(0.58)	(0.52)
Net income per ordinary share from discontinued operations
-basic	$0.16	$1.81	$-
-diluted	0.16	1.70	-

(i)	The effect of options was excluded from the computation of diluted loss per share from continuing operations for the years ended December 31, 2014, 2015 and 2016, respectively, as the effect would be anti-dilutive.

(ii)	An incremental weighted average number of 620,154, 7,631,964 and Nil ordinary shares from assumed exercise of share option were included in computing the diluted income per share for the discontinued operations for the years ended December 31, 2014, 2015 and 2016, respectively.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars in thousands, except share data or otherwise noted)

18.	SHARE BASED PAYMENTS

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

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars in thousands, except share data or otherwise noted)

18.	SHARE BASED PAYMENTS- continued

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

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars in thousands, except share data or otherwise noted)

18.	SHARE BASED PAYMENTS - continued

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

In September 2012, the former CFO of the Group resigned. Of the 600,000 options granted to her on March 22, 2011, 300,000 were vested through her date of resignation. In conjunction with her resignation, she signed a supplementary agreement with the Group that granted her 100,000 immediately exercisable options and 200,000 options that would vest through September 22, 2013. During the vesting period, she would provide consulting service as a consultant. For the 100,000 immediately exercisable options, a measurement date was reached upon grant and the Group immediately recognized $35 share-based compensation expenses. For the 200,000 options that vested through September 22, 2013, the Group recognized expense by year ended December 31, 2013.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars in thousands, except share data or otherwise noted)

18.	SHARE BASED PAYMENTS - continued

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

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars in thousands, except share data or otherwise noted)

18.	SHARE BASED PAYMENTS - continued

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

On December 31, 2015, two consultants resigned. Of the 200,000 options granted to one of them on May 12, 2015, 3,332 were vested through her date of resignation. The expiration date of the vested options was modified from May 12, 2020 to May 31, 2016. For the rest 166,668 unvested options, one twelfth of the total granted options will still vest on February 12, 2016 following the original vesting schedule and the rest 150,002 options were cancelled on the date of resignation. The fair value of the stock options, which was $1.12 per share as of the modification date, was estimated using the Black-Scholes model. The incremental compensation cost of the modified award was immaterial for the year ended December 31, 2015. Of the 100,000 options granted to the other consultant on May 12, 2015, 16,664 were vested through her date of resignation. The expiration date of the vested options was modified from May 12, 2020 to January 31, 2016, and the 83,336 unvested options were cancelled on the date of resignation.

On March 10, 2016, Board of Directors approved to extend the expiration dates of the 685,000 options from various original expiration dates in March and April 2016 to December 31, 2016. Modified awards are viewed as an exchange of the original award for a new award. The fair value of the stock options of $1.67 as of the modification dates, was estimated using the Black-Scholes model. The incremental share-based compensation expense for the year ended December 31, 2016 was not material.

On July 10, 2016, Board of Directors approved to extend the expiration dates of the 2,139,918 options from original expiration date of July 11, 2016 to December 31, 2016. Modified awards are viewed as an exchange of the original award for a new award. The fair value of the stock options of $0.38 as of the modification dates, was estimated using the Black-Scholes model. The incremental share-based compensation expense of $79 was recognized for the year ended December 31, 2016.

For the year ended December 31, 2016, four employees terminated their employments with the Group, but continued to provide service as nonemployee consultant. The options were not modified in connection with the change in status, but future service is still necessary to earn the award. The compensation cost was measured as if the options were newly granted at the date of the change of status. The incremental share-based compensation expense of $179 was recognized for the year ended December 31, 2016.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars in thousands, except share data or otherwise noted)

18.	SHARE BASED PAYMENTS - continued

The following summary of stock option activities under the 2007, 2011 and 2012 Share incentive plans as of December 31, 2016, reflective of all modifications is presented below:

	Outstanding Options
		Weighted average	Weighted average	Weighted average	Aggregate
	Number of	exercise price	grant-date	remaining	intrinsic
	options	per option	fair value	contractual terms	value

Outstanding as of January 1, 2016	10,438,840	$1.14	$1.07	2.16	$17,236
Exercised	(1,234,134)	1.08	0.70
Forfeited	(1,494,530)	1.17	1.47

Outstanding as of December 31, 2016	7,710,176	$1.15	$1.05	1.57	$1,552
Options vested and expected to vest as of December 31, 2016	7,680,203	1.15	1.05	1.57	1,546

Options exercisable as of December 31, 2016	7,373,036	$1.15	$1.12	1.52	$1,447

The total intrinsic value of options exercised during the years ended December 31, 2014, 2015 and 2016 were $442, $7,039 and $1,928, respectively. The total fair value of options vested during the years ended December 31, 2014, 2015 and 2016 were $357, $649 and $694, respectively. The Group recorded share-based compensation of $1,281, $567 and $773 for the years ended December 31, 2014, 2015 and 2016, respectively. There was $843 and $390 of total unrecognized compensation expense related to unvested share options granted as of December 31, 2015 and 2016, respectively. The expense is expected to be recognized over a weighted-average period of 1.67 and 0.5 years on a straight-line basis as of December 31, 2015 and 2016, respectively.

The fair value of each option granted was estimated on the date of grant/modification using the Black-Scholes option pricing model with the following assumptions used during the applicable period.

For the years ended December 31,
	2014	2015	2016

Risk-free interest rate of return	0.10% - 1.07%	0.00%-1.24%	0.14%-0.80%
Expected term	1.00 - 3.32 years	0.04-2.93years	0.04-2.48 years
Volatility	63.10% - 67.06%	7.19%-126.63%	9%-74.8%
Dividend yield	-	-	-

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars in thousands, except share data or otherwise noted)

18.	SHARE BASED PAYMENTS – continued

(1)	Volatility

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

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars in thousands, except share data or otherwise noted)

19.	FAIR VALUE MEASUREMENT

Measured on recurring basis

The Group measured its financial assets and liabilities, including cash, accounts receivable, short-term investment, amounts due from related parties, consideration receivable, accounts payable and amounts due to related parties on a recurring basis as of December 31, 2015 and 2016.

Cash and short-term investment are classified within Level 1 of the fair value hierarchy because they are valued based on the quoted market price in an active market. The carrying amounts of accounts receivable, consideration receivable, amounts due from related parties, accounts payable and amounts due to related parties approximate their fair values due to their short-term maturity.

Measured on non-recurring basis

The Group measured intangible assets and property and equipment at fair value on a nonrecurring basis. The fair value was determined using models with significant unobservable inputs (Level 3 inputs). This was based on a number of key assumptions, including, but not limited to, a discount rate of 18% and the annual net revenue projections based on the projected levels of advertising activities during the forecast periods, all of which were classified as Level 3 in the fair value hierarchy. As a result, the Group recorded Nil, Nil and $826 impairment charge for the year ended December 31, 2014, 2015 and 2016, respectively.

The Group measured its long-term investment in AM Advertising at fair value on a nonrecurring basis as result of the disposal transaction of Target Business as set forth in Note 1. The fair value was determined using the market approach (AM Advertising’s recent capital transaction announced to the public) with quoted price for the assets in active markets (Level 1 inputs). No impairment was recorded for the years ended December 31, 2015 and 2016.

The Group measured the provision for earnout commitment at fair value on a nonrecurring basis as result of the disposal transaction of Target Business as of December 31, 2015. The fair value was determined using the Monte Carlo method with significant unobservable inputs (Level 3 inputs) which primarily included forecast adjusted net income over the contingent consideration period and the risk-adjusted discount rate of 7.5%. As of December 31, 2016, due to disputes, the Company considered the provision for earnout commitment as contingent liability and disclosed in Note 25.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

Up to December 31, 2016, the Company had repurchased an aggregate of 6,532,429 ADSs from the open market for a total consideration of $17.4 million, of which 2,190,685 ADSs had been cancelled and 4,341,744 ADSs were recorded as treasury stock. As of December 31, 2015 and 2016, 2,708,538 and 617,067 ADS of treasury stock has been reissued.

21.	MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees' income. The total contribution for such employee benefits were $2,717, $2,202 and $4,029 for the years ended December 31, 2014, 2015 and 2016, respectively.

22.	STATUTORY RESERVES

As stipulated by the relevant law and regulations in the PRC, the Group's subsidiaries, VIEs and VIEs' subsidiaries in the PRC are required to maintain non-distributable statutory surplus reserve. Appropriations to the statutory surplus reserve are required to be made at not less than 10% of profit after taxes as reported in the subsidiaries' statutory financial statements prepared under the PRC GAAP. Once appropriated, these amounts are not available for future distribution to owners or shareholders. Once the general reserve is accumulated to 50% of the subsidiaries' registered capital, the subsidiaries can choose not to provide more reserves. The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production and increase in registered capital of the subsidiaries. The Group allocated $413, $17,542 and $Nil to statutory reserves during the years ended December 31, 2014, 2015 and 2016, respectively. The statutory reserves cannot be transferred to the Company in the form of loans or advances and are not distributable as cash dividends except in the event of liquidation.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars in thousands, except share data or otherwise noted)

23.	RESTRICTED NET ASSETS

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

As of December 31, 2015, the balance of restricted net assets was $313,780, of which $114,695 was attributed to the paid-in-capital and statutory reserves of the VIEs and VIEs' subsidiaries, and $199,085 was attributed to the paid in capital and statutory reserves of WFOE. As of December 31, 2016, the balance of restricted net assets was $342,860, of which $138,496 was attributed to the paid-in-capital and statutory reserves of the VIEs and VIEs' subsidiaries, and $204,364 was attributed to the paid in capital and statutory reserves of WFOE. Under applicable PRC laws, loans from PRC companies to their offshore affiliated entities require governmental approval, and advances by PRC companies to their offshore affiliated entities must be supported by bona fide business transactions.

24.	COMMITMENTS

(a)	Operating leases

The Group has entered into operating lease agreements principally for its office spaces in the PRC. These leases expire through 2018 and are renewable upon negotiation. Rental expenses under operating leases for the years ended December 31, 2014, 2015 and 2016 were $1,316, $1,507 and $1,988, respectively.

Future minimum rental lease payments under non-cancellable operating leases agreements were as follows:

Year

2017	$2,364
2018	2,067
2019	96

$4,527

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars in thousands, except share data or otherwise noted)

(b)	Concession fees

The Group has entered into concession right agreements with vendors, such as airports, airlines, trains and a petroleum company. The contract terms of such concession rights are usually three to five years. The concession rights expire through 2029 and are renewable upon negotiation. Concession fees charged into statements of operations for the years ended December 31, 2014, 2015 and 2016 were $71,533, $64,752 and $17,264 respectively.

Future minimum concession fee payments under non-cancellable concession right agreements were as follows:

Year

2017	$29,621
2018	22,426
2019	19,061
2020	17,193
2021	864
thereafter	6,049

$95,214

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars in thousands, except share data or otherwise noted)

25.	CONTINGENT LIABILITIES

(a)	Outdoor advertisement registration certificate

On May 22, 2006, the State Administration for Industry and Commerce, or the SAIC, a governmental authority in the PRC, amended the Provisions on the Registration Administration of Outdoor Advertisements, or the new outdoor advertisement provisions. Pursuant to the amended outdoor advertisement provisions, advertisements placed inside or outside of the "departure halls" of airports are treated as outdoor advertisements and must be registered in accordance with the local SAIC by "advertising distributors". To ensure that the Group's airport operations comply with the applicable PRC laws and regulations, the Group is in the process of making inquiries with the local SAICs in the cities in which the Group has operations or intends to operate with respect to the application for an advertising registration certificate. However, the local SAICs with whom the Group consulted have expressed different views on whether the advertisements shown on the Group's digital TV screens should be regarded as outdoor advertisements and how to register those advertisements. As of the date of these consolidated financial statements, the Group has registered and received outdoor advertising licenses for our advertisements in Beijing Capital International Airport, Shanghai Pudong International Airport, Shanghai Hongqiao Airport, and Shenyang Taoxian International Airport, and Changchun Longjia International Airport, and registrations have been approved by the SAIC offices in four other cities and provinces where the Group has operations for advertisements in the airports of those regions. Some local SAICs need more time to consider the implementation of the new outdoor advertising provisions and some SAICs do not require the Group to register. The Group intends to register with the relevant SAICs if the Group is required to do so, but the Group cannot assure that the Group will obtain the registration certificate in compliance with the new outdoor advertisement provisions due to the uncertainty in the implementation and enforcement of the regulations promulgated by the SAIC. If the requisite registration is not obtained, the relevant local SAICs may require the Group to forfeit advertising income earned, impose administrative fines of up to $5. They may also require the Group to discontinue advertisements at airports where the requisite advertising registration is not obtained, which may result in a breach of one or more of the Group's agreements with the Group's advertising clients and materially and adversely affect the Group's business and results of operations. As of December 31, 2016, the Group did not record a provision for this matter as management believes the possibility of an adverse outcome of the matter is remote and any liability it may incur would not have a material adverse effect on its consolidated financial statements. However, it is not possible for the Group to predict the ultimate outcome and the possible range of the potential impact of failure to obtain such disclosed registrations and approvals primarily due to the lack of relevant data and information in the market in this industry in the past.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars in thousands, except share data or otherwise noted)

25.	CONTINGENT LIABILITIES - continued

(b)	Approval for non-advertising content

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

There is no assurance that CRION will be able to obtain or maintain the requisite approval or the Group will be able to renew the contract with CRION when they expire. If the requisite approval is not obtained, the Group will be required to eliminate non-advertising content from the programs included in the Group's digital frames and digital TV screens and advertisers may find the Group's network less attractive and be unwilling to purchase advertising time slots on the Group's network. As of December 31, 2016, the Group did not record a provision for this matter as management believes the possibility of adverse outcome of the matter is remote and any liability it may incur would not have a material adverse effect on its consolidated financial statements. However, it is not possible for the Group to predict the ultimate outcome and the possible range of the potential impact of failure to obtain such disclosed registrations and approvals primarily due to the lack of relevant data and information in the market in this industry in the past.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars in thousands, except share data or otherwise noted)

25.	CONTINGENT LIABILITIES - continued

(c)	Class action

The Company and two of its officers were named as defendants in a putative securities class action filed on June 25, 2015 in the U.S. District Court for the Southern District of New York: Huang v. AirMedia Group Inc. et al., Civil Action No. 1:15-CV-04966-ALC (S.D.N.Y.). The complaint in this putative class action alleges that certain of the defendants' financial statements and other public statements and disclosures contained misstatements or omissions, including with respect to the alleged sale of an equity interest in the Company's advertising subsidiary, in violation the U.S. securities laws. The complaint states that plaintiffs seek to represent a class of persons who allegedly suffered damages as a result of their trading activities related to the Company's ADRs between April 15 and June 15, 2015, and alleges violations of Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. On November 10, 2015, the Court appointed China Xiayuan Transportation Co. Ltd. as the lead plaintiff and appointed a lead counsel. On January 15, 2016, the lead plaintiff filed an amended complaint, advancing similar allegations and claims as the previously filed complaint and seeking to represent a class of persons who allegedly suffered damages as a result of their trading activities related to the Company's ADRs between April 7 and June 15, 2015. On February 5, 2016, the Company filed a letter pursuant to the judge's individual practice rules, in which the Company identified the bases for its anticipated motion to dismiss the amended complaint and requested a pre-motion conference. On February 10, 2016, the lead plaintiff filed a letter in response to the Company's February 5, 2016 letter. On February 11, 2016, the court denied the request for a pre-motion conference, and ordered the following briefing schedule: the Company should file its motion to dismiss by March 10, 2016, with the plaintiffs' opposition due by April 7, 2016, and the Company's reply due by April 21, 2016. On March 10, 2016, the Company and one of its officers filed a motion to dismiss the Amended Complaint.   On April 21, 2016, the Filing Defendants filed a reply to the lead plaintiff’s opposition. On March 27, 2017, the Court granted the motion to dismiss and entered a judgment dismissing the Amended Complaint with prejudice. As of December 31, 2016, the Group did not record a provision for this matter as management believes the possibility of adverse outcome of the matter is remote and any liability it may incur would not have a material adverse effect on its consolidated financial statements.

(d)	AM Advertising Dispute

AM Shengshi had served a legal letter, dated June 29, 2016 (the “Legal Letter”), on Longde Wenchuang and Culture Center to challenge the proposed transfers by Longde Wenchuang and Cultural Center of their equity interests in AM Advertising to Shanghai Golden Bridge InfoTech Co., Ltd. (stock code: 603918), a PRC company with its shares listed on the Shanghai Stock Exchange (“Golden Bridge”). As of the date of the Legal Letter, AM Shengshi held 24.84% of the equity interests in AM Advertising. Longde Wenchuang and Culture Center held 28.57% and 46.43%, respectively, of the equity interests in AM Advertising. On June 14, 2016, Longde Wenchuang and Culture Center entered into an equity interest transfer agreement with Golden Bridge to transfer 75% equity interests in AM Advertising to Golden Bridge in consideration for shares in Golden Bridge (the “Transfer”). Neither of Longde Wenchuang and Culture Center sought consent from AM Shengshi with respect to the Transfer in accordance with the provisions of the Company Law of the People’s Republic of China (the “Company Law”). In the Legal Letter, AM Shengshi challenges the validity of the Transfer on the ground that it violated the statutory right of first refusal of AM Shengshi under the Company Law. Subsequent to the Company’s legal letter, Golden Bridge ceased acquisition of 75% equity interest of AM Advertising from Longde Wenchuang and Culture Center. Longde Wenchuang and Culture Center further dismissed the Group’s representative from Co-CEO position of AM Advertising.

On September 2, 2016, the Group received notice (the “September 2, 2016 Notice”) from the China International Economic and Trade Arbitration Commission (the “CIETAC”) that the Company, AM Technology, AM Shengshi and Mr. Herman Man Guo (collectively, the “Respondents”) were named as respondents by the Culture Center in an arbitration proceeding submitted by the Culture Center to the CIETAC in connection with the sale by the Company of 75% equity interests in AM Advertising to Culture Center and Longde Wenchuang in June 2015. Culture Center seeks specific performance by the Respondents of certain obligations under the transaction documents, which include, among other things, (i) the pledge by AM Shengshi and Mr. Guo of their respective equity interests in AM Advertising to Culture Center as security for their obligations under the transaction documents, (ii) the use of best efforts by the Respondents to cooperate with the Culture Center and Longde Wenchuang to procure the listing of AM Advertising in China and (iii) the performance by the Company and Mr. Guo of their respective non-compete obligations to refrain from holding, operating, or otherwise participating in any business that is the same or substantially the same as that of AM Advertising. The Company believes the arbitration request is without merit and intends to defend the actions vigorously. However, no assurances can be provided that the Company will prevail in this arbitration proceeding.In response to the September 2, 2016 Notice, the Group filed a notice against Culture Center to CIETAC for their breach of contract.

As a result of the above disputes, the Group is no longer able to exercise significant influence in operating and strategic decision of AM Advertising and cannot access to AM Advertising’s financial information. Accordingly, the Group accounted its investment in AM Advertising using cost method (see Note 6) for the year ended December 31, 2016. AM Advertising and its subsidiaries are no longer related parties to the Group. As of December 31, 2016, the Group treated the provision for earnout commitment of $23,549 as contingent liability and did not record any additional provision for this matter as management believes the possibility of adverse outcome of the matter is remote and any liability it may incur would not have a material adverse effect on its consolidated financial statements.

(e)	AM Shengshi Equity Transfer

Mr. Xiaoya Zhang, a former shareholder of AM Shengshi, had initiated legal proceedings against Mr. Qing Xu, a director and the executive president of the Company, with respect to the transfers by Mr. Zhang of his equity interests in the company to Mr. Xu. In December 2015, AM Shengshi received an equity interest transfer agreement (the “AM Shengshi SPA”), dated December 4, 2015, by and between Mr. Xiaoya Zhang and Mr. Qing Xu, pursuant to which Mr. Zhang agrees to transfer 8.2% equity interests in AM Shengshi to Mr. Xu for RMB82,000 (the “AM Shengshi Equity Transfer”). The AM Shengshi Equity Transfer was completed in December 2015. In February 2016, Mr. Zhang initiated legal proceedings in a court in China against Mr. Xu, challenging the authenticity of his signatures to the AM Shengshi SPA and consequently the validity of AM Shengshi Equity Transfer. On February 14, 2017, the court’s final decision supported Mr. Xiaoya Zhang’s claim. The Group then further filed an arbitration against Mr.Xiaoya Zhang on April 21, 20117, which is under the process. However, none of the Company or AM Shengshi is a party to the AM Shengshi SPA. As of the date of this Report, none of the Company or AM Shengshi is named as a party in those legal proceedings. However, due to the uncertainty of the outcome of these proceedings, there is no assurance that they will not result in material adverse effect on the Group, substantial costs by the Group and/or the diversion of its resources and management attention. As of December 31, 2016, the Group did not record a provision for this matter as management believes the possibility of adverse outcome of the matter is remote and any liability it may incur would not have a material adverse effect on its consolidated financial statements.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars in thousands, except share data or otherwise noted)

26.	RELATED PARTY TRANSACTIONS

(a)	Details of outstanding balances with the Group's related parties as of December 31, 2015 and 2016 were as follows:

Amount due from related parties:

		As of December 31,
Name of related parties	Relationship	2015	2016

Beijing Dayun Culture Communication Co., Ltd. ("Dayun Culture") (1)	Invested by management members of the Group	$233	$-

Mr. Xu Qing (2)	Shareholder of the Company		835

Beijing AirMedia Advertising Co., Ltd. ("AM Jinshi") (3)	Wholly-owned subsidiary of AM Advertising	1,182	-

Beijing AirMedia Lianhe Advertising Co., Ltd. ("AirMedia Lianhe") (3)	Wholly-owned subsidiary of AM Advertising	615	-

AirMedia City (Beijing) Outdoor Advertising Co., Ltd. ("AM Outdoor") (3)	Wholly-owned subsidiary of AM Advertising	360	-

Beijing AirMedia Jinshi Advertising Co., Ltd. ("TianJin Jinshi") (3)	Wholly-owned subsidiary of AM Advertising	362	-

		$2,752	$835

(1)	The amounts due from Dayun Culture represent the unreceived consideration of $233 and Nil for selling 20% of equity interests in AirMedia Lianhe as of December 31, 2015 and 2016.

(2)	The amounts due from Mr. Xu Qing represents interest free advances to the related party in a short term basis for general business purpose.

(3)

The amounts due from AM Jinshi, AirMedia Lianhe, AM Outdoor and TianJin Jinshi represents the amount of concession using fees receivable as of December 31, 2015. These entities are subsidiaries of AM Advertising. The Group owns approximately 25% of equity interest of AM Advertising and accounted the investment in AM Advertising using equity method for the year ended December 31, 2015. Accordingly, the subsidiaries of AM Advertising were considered as related parties of the Group for the year ended December 31, 2015.

Due to various disputes incurred in fiscal 2016, management is no longer able to have significant influence in operating and strategic decision of AM Advertising and cannot access to AM Advertising’s financial information. Accordingly, the Group accounted its investment in AM Advertising using cost method (see Note 25) for the year ended December 31, 2016. AM Advertising and its subsidiaries are no longer related parties to the Group. As of December 31, 2016, all the balance related to AM Advertising and its subsidiaries are included in the other current asset (See Note 8) and accrued expenses and other current liabilities (See Note 15).

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars in thousands, except share data or otherwise noted)

26.	RELATED PARTY TRANSACTIONS - continued

(b)	Details of outstanding balances with the Group's related parties as of December 31, 2015 and 2016 were as follows:

Amount due to related parties:

		As of December 31,
Name of related parties	Relationship	2015	2016

AirTV United (1)	Wholly-owned subsidiary of AM Advertising	$296	$-

AM Advertising (2)	Long term investment	15,093	-

		$15,389	$-

(1)

The amounts due to AirTV United raised from the restructuring before the disposal. AirTV United is a subsidiary of AM Advertising. The Group owns approximately 25% of equity interest of AM Advertising and accounted the investment in AM Advertising using equity method for the year ended December 31, 2015. Accordingly, AirTV United were considered as related parties of the Group for the year ended December 31, 2015.

Due to various disputes incurred in fiscal 2016, management is no longer able to have significant influence in operating and strategic decision of AM Advertising and cannot access to AM Advertising’s financial information. Accordingly, the Group accounted its investment in AM Advertising using cost method (see Note 25) for the year ended December 31, 2016. AM Advertising and its subsidiaries are no longer related parties to the Group. As of December 31, 2016, all the balance related to AM Advertising and its subsidiaries are included in the other current asset (See Note 8) and accrued expenses and other current liabilities (See Note 15).

(2)	The amounts due to AM Advertising mainly represent the concession fee payables for using concessions owned by AM Advertising, unpaid loans incurred before the disposal and related interests due to AM Advertising as of December 31, 2015. As of December 31, 2016, all the balance related to AM Advertising and its subsidiaries are included in other current asset (See Note 8) and accrued expenses and other current liabilities (See Note 15).

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars in thousands, except share data or otherwise noted)

26.	RELATED PARTY TRANSACTIONS - continued

(c)	Details of related party transactions occurred, for the years ended December 31, 2014, 2015 and 2016 were as follows - continued:

Revenues earned from:

		For the years ended December 31
Name of related parties	Relationship	2014	2015	2016

AM Jinshi (1)	Wholly-owned subsidiary of AM Advertising	-	278	-
AM Advertising (1)	Long term investment	-	2	-

		$-	$280	$-

Concession cost purchased from:

		For the years ended December 31
Name of related parties	Relationship	2014	2015	2016

AM Jinshi (1)	Wholly-owned subsidiary of AM Advertising	-	2	-
AM Advertising (1)	Long term investment	-	142	-

		$-	$144	$-

Equity transaction with related parties:

		For the years ended December 31
Name of related parties	Relationship	2014	2015	2016

Dayyun Culture (2)	Invested by management members of the Group	$2,766	$-	$-

		$2,766	$-	$-

(1)	Entities in continuing operations sold some concession in certain airports to discontinued operation. Also continuing operations purchased some concession in certain airports from discontinued operation after the disposal.

(2)	In August 2014, the Group sold 20% equity interest in AirMedia Lianhe, a wholly-owned subsidiary, to Dayun Culture, with a consideration of $2,766.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars in thousands, except share data or otherwise noted)

27.	SUBSEQUENT EVENTS

On April 7, 2017, the Group announced that it, through AM Online, established Unicom AirMedia (Beijing) Network Co., Ltd., or Unicom AirMedia, jointly with Unicom Broadband Online Co., Ltd., a wholly owned subsidiary of China Unicom, and Chengdu Haite Kairong Aeronautical Technology Co., Ltd., a wholly owned subsidiary of a listed company providing aeronautical technical services. Pursuant to a capital contribution agreement entered into by the relevant parties, AM Online invested approximately RMB120 million in Unicom AirMedia. After this transaction, AM Online currently holds 39% of equity interests in Unicom AirMedia, and has the right to appoint three directors to its seven-member board. Unicom AirMedia is expected to build a global network for aeronautical communication and provide in-flight internet and provide other value-added services.

The special committee received a proposed amendment to the Merger Agreement from the buyer group, comprised of Mr. Guo, Ms. Dan Shao and Mr. Qing Xu, on May 23, 2017 to (a) acquire all of the outstanding shares not already owned by the buyer group for US$4.00 per ADS or US$2.00 per ordinary share in cash, and (b) extend the Termination Date to December 31, 2017. The special committee is evaluating the proposed amendment with the assistance of its financial and legal advisors. On June 28, 2017, the parties entered into Amendment No. 3 to the Merger Agreement to further extend the termination date to July 31, 2017 so as to give the special committee sufficient time to consider the proposed amendment.

AIRMEDIA GROUP INC.

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS

(In U.S. dollars in thousands, except share related data or otherwise noted)

	As of December 31,
	2015	2016
Assets
Current assets
Cash and cash equivalents	$332	$139
Amount due from subsidiaries	179,619	178,083
Other current assets	1,369	3,825

Total current assets	181,320	182,047

Non-current assets
Investment in subsidiaries	205,501	86,896

TOTAL ASSETS	386,821	268,943

Liabilities
Current liabilities
Accrued expenses and other current liabilities	253	206

Total liabilities	253	206

Equity
Ordinary Shares ($0.001 par value; 900,000,000 shares authorized in 2015 and 2016; 127,662,057 shares issued as of December 31, 2015 and 2016; 124,395,645 shares and 125,629,779 shares outstanding as of December 31, 2015 and 2016, respectively)	128	128
Additional paid-in capital	317,414	287,094
Treasury stock (3,266,412 and 2,032,278 shares as of December 31, 2015 and 2016, respectively)	(3,778)	(2,351)
Retained earnings (accumulated deficits)	49,876	(15,842)
Accumulated other comprehensive income	22,928	(292)

Total equity	386,568	268,737

TOTAL LIABILITIES AND EQUITY	$386,821	$268,943

AIRMEDIA GROUP INC.

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF OPERATIONS

(In U.S. dollars in thousands)

	For the years ended December 31,
	2014	2015	2016
Operating expenses
Selling and marketing	$(144)	$-	$(8)
General and administrative	(1,676)	(2,070)	(2,356)

Total operating expenses	(1,820)	(2,070)	(2,364)
Other income, net	-	-	548
Investment (loss) income in subsidiaries	(23,875)	151,717	(63, 809)

Net (loss) income attributable to holders of ordinary shares	$(25,695)	$149,647	$(65,625)

AIRMEDIA GROUP INC.

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(In U.S. dollars in thousands)

	For the years ended December 31,
	2014	2015	2016

Net (loss) income	$(25,695)	$149,647	$(65,625)
Other comprehensive loss, net of tax:
Change in cumulative foreign currency translation adjustment	(6,414)	(10,887)	(23,220)

Comprehensive (loss) income attributable to Parent Company	$(32,109)	$138,760	$(88,845)

AIRMEDIA GROUP INC.

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CHANGES IN EQUITY

(In U.S. dollars in thousands, except share related data or otherwise noted)

						Accumulated
						other
	Ordinary shares		Additional	Treasury	(Accumulated deficits)	comprehensive	Total
	Shares	Amount	paid-in capital	stock	retained earnings	Income (loss)	equity
Balance as of January 1, 2014	119,134,135	$128	$313,912	$(9,860)	$(73,443)	$40,229	$270,966

Ordinary shares issued for share based compensation	808,278	-	-	624	-	-	624
Share-based compensation	-	-	1,359	-	-	-	1,359
Foreign currency translation adjustment	-	-	-	-	-	(6,414)	(6,414)
Capital contribution from non-controlling interests	-	-	6,463	-	-	-	6,463
Disposal of equity interests of AM Film and AirMedia Lianhe	-	-	1,433	-	-	-	1,433
Net loss	-	-	-	-	(25,695)	-	(25,695)

Balance as of December 31, 2014	119,942,413	$128	$323,167	$(9,236)	$(99,138)	$33,815	$248,736

Ordinary shares issued for share based compensation	4,453,232	-		5,458	(663)	-	4,825
Share-based compensation	-	-	598	-	-	-	598
Foreign currency translation adjustment	-	-	-	-	-	(10,887)	(10,887)
Net income	-	-	-	-	149,647	-	149,647
Capital contribution from non-controlling interests	-	-	271	-	-	-	271
Capital contribution to Guangzhou Meizheng	-	-	(459)	-	-	-	(459)
Acquisition of non-controlling interests	-	-	(6,163)	-	-	-	(6,163)

Balance as of December 31, 2015	124,395,645	$128	317,414	(3,778)	49,876	22,928	386,568

Stock option exercised	1,234,134	-	-	1,427	(93)	-	1,334
Share-based compensation	-	-	773	-	-	-	773
Foreign currency translation adjustment						(23,220)	(23,220)
Net income					(65,625)	-	(65,625)
Acquisition of equity interests from non-controlling shareholders			(34,570)				(34,570)
Capital contribution from non-controlling interests			3,477				3,477

Balance as of December 31, 2016	125,629,779	$128	$287,094	$(2,351)	$(15,842)	$(292)	$268,737

AIRMEDIA GROUP INC.

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CASH FLOWS

(In U.S. dollars in thousands)

	For the years ended December 31,
	2014	2015	2016
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(25,695)	$149,647	$(65,625)
Investment loss (income) in subsidiaries	23,875	(151,717)	63,809
Share-based compensation	1,359	598	773

CHANGES IN WORKING CAPITAL ACCOUNTS
Other current assets	(221)	(813)	(2,456)
Accrued expenses and other current liabilities	(308)	169	(47)
Amount due to subsidiaries	(517)	(3,135)	483
Amount due from subsidiaries	2,898	(1,272)	1,536

Net cash provided by (used in) operating activities	1,391	(6,523)	(1,527)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercises of stock options	624	4,826	1,334

Net cash provided by financing activities.	624	4,826	1,334

Net increase (decrease) in cash	2,015	(1,697)	(193)
Cash, at beginning of year	14	2,029	332

Cash, at end of year	$2,029	$332	$139

AIRMEDIA GROUP INC.

NOTES TO ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

FINANCIAL INFORMATION OF PARENT COMPANY

(In U.S. dollars in thousands)

Notes:

1.	basis for preparation

The condensed financial information of the parent company, AirMedia Group Inc., only has been prepared using the same accounting policies as set out in the Group's consolidated financial statements except that the parent company has used equity method to account for its investment in its subsidiaries.

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

