Form 20-F
period 2017-12-31
AIRMEDIA GROUP INC.
filed 2018-10-17
CIK 1413745

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2017, 125,629,779  ordinary shares, par value $0.001 per share, were outstanding.

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

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒	No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☐

Non-Accelerated Filer ☒	Emerging growth company ☐

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

AIRMEDIA GROUP INC.

Annual Report on Form 20-F

i

INTRODUCTION

Except as otherwise indicated by the context, in this annual report:

•	“ADS” refers to our American depositary shares, each of which represents two ordinary shares;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Hong Kong, Macau and Taiwan;

•	“ordinary shares” refers to our ordinary shares, par value $0.001 per share;

•	“RMB” or “Renminbi” refers to the legal currency of China;

•	“U.S. dollars”, “$”, “US$” or “dollars” refers to the legal currency of the United States;

•	“VIEs” means our variable interest entities; and

•	“we”, “us”, “our”, the “Company” or “AirMedia” refers to the combined business of AirMedia Group Inc., its consolidated subsidiaries, its VIEs and VIEs’ subsidiaries.

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

Our financial statements are expressed in U.S. dollars, which is our reporting currency. Certain Renminbi figures in this annual report are translated into U.S. dollars solely for the reader’s convenience. Unless otherwise noted, all convenience translations from Renminbi to U.S. dollars in this annual report were made at a rate of RMB6.5063 to $1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 29, 2017. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rate stated above, or at all.

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

Selected Consolidated Financial Data

The following table represents our selected consolidated financial information. The selected consolidated statements of operations data for the years ended December 31, 2015, 2016 and 2017 and the consolidated balance sheet data as of December 31, 2016 and 2017 have been derived from our audited consolidated financial statements, which are included in this annual report. The selected consolidated statements of operations data for the years ended December 31, 2013 and 2014 and the selected consolidated balance sheet data as of December 31, 2013, 2014 and 2015, except for the impact of retrospective adjustments for the deconsolidation of our media business in airports (excluding digital TV screens in airports and TV-attached digital frames) and all billboard and LED media business outside of airports (excluding gas station media network and digital TV screens on airplanes), all of which have been classified as discontinued operations, have been derived from our financial statements for the relevant periods, which are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

These selected consolidated financial data below should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and related notes included elsewhere in this annual report and “Item 5. Operating and Financial Review and Prospects” below. Our historical results do not necessarily indicate results expected for any future periods.

	Years Ended December 31,
	2013	2014	2015	2016	2017
	(In thousands of U.S. Dollars, except share, per share and per ADS data)
Consolidated Statements of Operations Data:
Revenues:
Air Travel Media Network	$80,002	$59,200	$38,917	$12,178	$18,702
Gas Station Media Network	12,726	11,164	9,840	4,009	4,093
Other Media	36	5,583	2,109	410	1,533
Total revenues	92,764	75,947	50,866	16,597	24,328
Business tax and other sales tax	(1,511)	(1,254)	(633)	(84)	(569)
Net revenues	91,253	74,693	50,233	16,513	23,759
Cost of revenues	(97,741)	(96,608)	(89,577)	(49,042)	(58,967)
Gross loss	(6,488)	(21,915)	(39,344)	(32,529)	(35,208)
Operating expenses:
Selling and marketing	(9,202)	(12,916)	(9,611)	(12,056)	(12,747)
General and administrative	(15,104)	(20,620)	(27,102)	(44,401)	(63,507)
Impairment of fixed assets, prepaid equipment cost and intangible assets	—	—	—	(826)	(67,342)
Total operating expenses	(24,306)	(33,536)	(36,713)	(57,283)	(143,596)
Loss from operations	(30,794)	(55,451)	(76,057)	(89,812)	(178,804)
Interest (expense) income	(224)	1,058	472	843	2,645
Other income, net	695	979	1,383	4,243	214
Loss before income taxes	(30,323)	(53,414)	(74,202)	(84,726)	(175,945)
Income tax (benefits) / expenses	(537)	(1,512)	6,421	4,483	633
Loss from continuing operations before (loss) income on equity method investments	(29,786)	(51,902)	(80,623)	(89,209)	(176,578)
(loss) income on equity method investments	(69)	(212)	2,352	(33)	(2,603)
Net loss from continuing operations	(29,855)	(52,114)	(78,271)	(89,242)	(179,181)
Net income from discontinued operations, net of tax	18,335	20,288	221,183	—	—
Net (loss) income	(11,520)	(31,826)	142,912	(89,242)	(179,181)
Less: Net (loss)/ income attributable to noncontrolling interests	(894)	(6,131)	(6,735)	23,617	(22,705)
-Continuing operations	(894)	(6,808)	(7,620)	23,617	(22,705)
-Discontinued operations	—	677	885	—	—
Net (loss) income attributable to AirMedia Group Inc.’s shareholders	(10,626)	(25,695)	149,647	(65,625)	(156,476)
-Continuing operations	(28,961)	(45,306)	(70,651)	(65,625)	(156,476)
-Discontinued operations	18,335	19,611	220,298	—	—
Weighted average shares outstanding used in computing net (loss) income per ordinary share
-basic
Continuing operations	120,386,635	119,304,773	121,740,194	125,277,056	125,629,779
Discontinued operations	120,386,635	119,304,773	121,740,194	—	—
-diluted
Continuing operations	120,386,635	119,304,773	121,740,194	125,277,056	125,629,779
Discontinued operations	120,391,294	119,924,927	129,372,158	—	—
Net (loss) income attributable to AirMedia Group Inc.’s shareholders per ordinary share—basic
Continuing operations	$(0.24)	$(0.38)	$(0.58)	$(0.52)	$(1.25)
Discontinued operations	0.15	0.16	1.81	—	—
Net (loss) income attributable to AirMedia Group Inc.’s shareholders per ordinary share—diluted
Continuing operations	$(0.24)	$(0.38)	$(0.58)	$(0.52)	$(1.25)
Discontinued operations	0.15	0.16	1.70	—	—
Net (loss) income attributable to AirMedia Group Inc.’s shareholders per ADS—basic(1)
Continuing operations	$(0.48)	$(0.76)	$(1.16)	$(1.04)	$(2.50)
Discontinued operations	0.30	0.33	3.62	—	—
Net (loss) income attributable to AirMedia Group Inc.’s shareholders per ADS—diluted(1)
Continuing operations	$(0.48)	$(0.76)	$(1.16)	$(1.04)	$(2.50)
Discontinued operations	0.30	0.33	3.41	—	—

(1)	Each ADS represents two ordinary shares.

The following table presents a summary of our consolidated balance sheet data as of December 31, 2013, 2014, 2015, 2016 and 2017:

	As of December 31,
	2013	2014	2015	2016	2017
	(In thousands of U.S. Dollars)
Balance Sheet Data:
Cash	$38,846	$60,117	$86,960	$117,547	$15,355
Total assets	402,791	395,597	531,601	381,190	225,002
Total liabilities	111,448	126,725	133,968	114,593	101,323
Total AirMedia Group Inc.’s shareholders’ equity	270,966	248,736	386,568	268,737	147,649
Noncontrolling interests	20,377	20,136	11,065	(2,140)	(23,970)
Total equity	$291,343	$268,872	$397,633	$266,597	$123,679

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We have incurred net losses in recent years and in spite of our efforts to transition into our new business, we may continue to incur loss in the future. In 2015, we divested most of our air travel advertising business. In our efforts to launch and operate our new Wi-Fi business, we have incurred, and expect to continue to incur, substantial expenses in the form of acquisition of concession rights, initial system development and installation investments and ongoing system operation and maintenance costs. In the event of any significant technology development, we may need to incur further system development expenses. We pay concession fees to the railway administrative bureaus for our operation of on-train Wi-Fi business and to airline companies for our operation of in-flight Wi-Fi business and purchase bandwidth from mobile data service providers and incur system maintenance costs for our Wi-Fi business. We also pay concession fees for our business of digital TV screens on airplanes and our gas station platform. Those fees constitute a significant part of our cost of revenues and most of our concession fees are fixed under the concession rights contracts with an escalation clause. These fees payments are usually due in advance. However, our revenues may fluctuate significantly from period to period for various reasons. For instance, when new concession rights contracts are signed for a period, additional concession fees are incurred immediately, but it may take some time for us to generate revenues from these concession rights contracts because it takes time to find advertisers for the time slots and locations made available under these new contracts. Similarly, we need to purchase the bandwidth before we sell our Wi-Fi services to users and we need to maintain our system regardless of the level of revenue. If we are not able to attract enough advertisers and customers, or at all, our revenue will decrease and we may continue to incur losses given most of our costs and expenses are fixed.

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

If we do not succeed in launching our Wi-Fi business, our future results of operations and growth prospects may be materially and adversely affected.

Our current strategy mainly includes launching our Wi-Fi business. We began to explore the Wi-Fi business in 2015 and are still in the investment and development stage. We have obtained several concession rights from railway administration bureaus, long-haul bus operators and airline companies in China to install and operate our Wi-Fi systems. We have installed the system hardware on trains, busses and will continue to install system hardware on airplanes in accordance with our concession rights. However, we have not yet tested any monetization models and although we expect to generate advertising fee revenues from our Wi-Fi platform, there is no assurance that our intended advertising customers will find our Wi-Fi advertising platform attractive or that the intended users will find our Wi-Fi services attractive. Advertisers may not find our Wi-Fi services an effective or efficient way of reaching their target audience. Potential new developments in mobile network technologies may make our on-train and on-bus Wi-Fi services less attractive to the passengers. Furthermore, our Wi-Fi business might be regarded as value-added telecommunication service. To provide this type of services, we are required to obtain the relevant telecommunication license from the communication authorities. As a result, we cannot assure you that we will be able to obtain the necessary license soon, if at all, to provide Wi-Fi service. We may also face unexpected new risks as we continue to launch this new business. As a result, we cannot assure you that we will be able to generate enough, or any, revenue from this business. If we fail to do so, our considerable amounts of fixed concession fees, combined with our lost investment on system development, will materially and adversely affect our business and financial results.

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

A 76.9% of our revenues from continuing operations in 2017 were generated from the provision of air travel advertising services through the display of advertisements on digital TV screens on airplanes. We expect digital TV screens on airplanes to contribute substantially all of our air travel network revenue and a majority of all our revenue in the foreseeable future. If we cannot substantially increase our revenues from our gas station advertising business and cannot successfully generate revenues from our Wi-Fi business, this situation will continue into the foreseeable future. A contraction in air travel advertising industry in China could therefore have a material adverse effect on our business and results of operations.

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

We may also be unable to retain or renew concession rights contracts when they expire. Most of our concession rights contracts have no automatic renewal provisions. We cannot assure you that we will be able to renew any or all of our concession contracts when they expire. In particular, failure to renew our Wi-Fi concession right contracts will render it hard or impossible for us to recoup our investment in related system development and installation. We enter into on-train Wi-Fi concession rights contracts with railway administrative bureaus, which are governmental agencies, and their renewal decisions may be influenced by their supervising authorities and the changes in policies or regulations in relevant areas. We enter into long-haul bus Wi-Fi concession rights contracts and in-flight Wi-Fi contracts with private companies operating those vehicles or the relevant advertising companies or agencies operated or hired by the relevant airline companies, and those companies are usually price sensitive and may choose not to renew our concession rights but instead enter into contracts with other players who can offer more competitive pricing. Furthermore, even if we manage to renew a concession right contract, the terms of the new contract may not be commercially favorable to us. The concession fees that we incur under our concession rights contracts comprise a significant portion of our cost of revenues, which may further increase upon renewals. If we cannot pass increased concession costs onto our customers, our earnings and our results of operations could be materially and adversely affected. In addition, many of our concession rights contracts contain provisions granting us certain exclusive concession rights. We cannot assure you that we will be able to retain these exclusivity provisions when we renew these contracts. If we were to lose exclusivity, our advertisers may decide to advertise with our competitors or otherwise reduce their spending on our network and we may lose market share.

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

We derived a significant portion of our revenues from continuing operations in 2017 from seven airline companies in China. As of the date of this annual report, we have concession rights contracts to place our programs on China Southern Airline and China Eastern Airline, respectively, which in the aggregate contributed more than a majority of our revenue from digital TV screens on airplanes in 2017. A material business or flight disruption of any of those airline companies could negatively affect our advertising media on airplanes operated by those companies.

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

The programs on the majority of our digital TV screens include both advertising and non-advertising content. Third-party content providers and various other television stations and television production companies have contracts with us to provide the majority of the non-advertising content played over our network, particularly on our digital TV screens on airplanes. There is no assurance that we will be able to renew these contracts, enter into substitute contracts to obtain similar contents or obtain non-advertising content on satisfactory terms, or at all. In addition, some of the third-party content providers that currently do not charge us for their content may do so in the future. To make our programs more attractive, we must continue to secure contracts with these and other third-party content providers. If we fail to obtain a sufficient amount of high-quality content on a cost-effective basis, advertisers may find advertising on our network unattractive and may not wish to purchase advertising time slots or locations on our network, which would materially and adversely affect our business and results of operations.

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

A limited number of advertisers historically accounted for a significant portion of our revenues, but for the years ended December 31, 2015, 2016 and 2017, no individual customer accounted for over 10% of total revenue.

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

Our management has concluded that we had not maintained effective internal control over financial reporting and disclosure controls and procedures as of December 31, 2017 due to the material weakness identified by our independent registered public accounting firm during the audit of our internal control over financial reporting as of December 31, 2016. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses relate to a) the weak operating effectiveness and lack of monitoring of controls over financial reporting due to inadequate resources or resources with insufficient experience or training in our financial reporting team, internal control team, administration team and human resource team, b) lack of internal controls over related party borrowings resulting in interest free loans lent  to director for personal purpose, and c) lack of internal controls over risk assessments related to third party borrowings resulting in material losses from loans to third parties. See “Item 15. Controls and Procedures.” Any failure to achieve and maintain effective internal control over financial reporting could negatively affect the reliability of our financial information and reduce investors’ confidence in our reported financial information, which in turn could result in lawsuits being filed against us by our shareholders, otherwise harm our reputation or negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements of the Sarbanes-Oxley Act.

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

Substantially all of our operations are conducted through contractual arrangements with our consolidated VIEs in China: AirMedia Online Network Technology Group Co., Ltd. (previously known as AirMedia Online Network Technology Co., Ltd.) or AM Online, Beijing Linghang Shengshi Advertising Co., Ltd. (Formerly Beijing AirMedia Shengshi Advertising Co., Ltd.), or Linghang Shengshi (Formerly “AirMedia Shengshi”), Beijing Wangfan Jiaming Advertising Co.,Ltd. (Formerly Beijing AirMedia Jiaming Advertising Co., Ltd.), or Jiaming Advertising, Beijing Yuehang Digital Media Advertising Co., Ltd., or Beijing Yuehang (Formerly “AM Yuehang”) and Guangzhou Meizheng Online Network Technology Co., Ltd. (formerly known as Guangzhou Meizheng Advertising Co., Ltd.), or Guangzhou Meizheng. As the Foreign-invested Advertising Enterprise Management Regulations, or the Foreign-invested Advertising Regulations, which became effective on October 1, 2008 and has been abolished on June 29, 2015, it currently permit 100% foreign ownership of companies that provide advertising services, subject to approval by relevant PRC government authorities. In addition, the Foreign Investment Industrial Guidance Catalogue (revised in 2017), which became effective on July 28, 2017, stated that television program production and operation companies fall into the category of a prohibited foreign investment industry. We believe that these regulations apply to our business and are therefore carrying out the portions of our business that involve the production of non-advertising content through our VIEs. Our wholly owned Hong Kong subsidiary Air Net (China) Limited (Fomerly AirMedia (China) Limited) , or AN China (Formerly “AM China”), the 100% shareholder of our three wholly foreign owned subsidiaries in China, has been operating an advertising business in Hong Kong since 2008, and thus it is allowed to directly invest in advertising business in China. In December 2014, we transferred 100% equity interest in Shenzhen Yuehang Information Technology Co., Ltd. (Formerly Shenzhen AirMedia Information Technology Co., Ltd.), or Shenzhen Yuehang (Formerly “Shenzhen AM”), to AN China to provide advertising services in China directly. In July 2015, Shenzhen Yuehang obtained the approval to include advertising in its scope of business. We therefore intent to gradually shift our advertising business to Shenzhen Yuehang to gradually reduce our reliance on the current VIE structure in terms of our advertising business. Our advertising business is currently primarily provided through our contractual arrangements with certain of our consolidated VIEs in China. These entities directly operate our air advertising network, enter into concession rights contracts related to our air advertising network and sell advertising time slots and locations to our advertisers. In addition, under current PRC regulations, a foreign entity is prohibited from owning more than 50% of any PRC entity that provides value-added telecommunication services, and Wi-Fi services might be regarded as value-added telecommunication business. As a result, we enter into concession rights contracts related to our Wi-Fi business via AM Online, which is expected to directly operate this business. We have contractual arrangements with these VIEs pursuant to which we, through Yuehang Chuangyi Technology (Beijing) Co., Ltd. (Formerly AirMedia Technology (Beijing) Co., Ltd.), or Chuangyi Technology (“Formerly “AM Technology”), provide technical support and consulting services and other services to these entities. We also have agreements with our VIEs and each of their individual shareholders (except Yi Zhang) that provide us with the substantial ability to control these entities. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements.”

In January 2016, we, through the nominee shareholders of the respective VIEs, transferred 3.5% equity interest in each of AM Online, Linghang Shengshi and Jiaming Advertising to Yi Zhang. Yi Zhang is an unrelated third party minority shareholder of those VIEs and did not enter into the same VIE arrangements with us as did the other nominee shareholders. We therefore cannot exert the same level of control over the 3.5% interests of the VIEs owned by Yi Zhang.

Some of our VIE arrangements with Linghang Shengshi and Jiaming Advertising may expire on June 13, 2027 if any party thereto sends a no-extension notice to the other at least twenty (20) days in advance. Although we believe we can renew those agreements with the VIEs and their shareholders at that time, if we fail to do so, our control over such VIEs might be adversely affected.

In the opinion of Commerce & Finance Law Offices, our PRC counsel, except as described in this annual report, the VIE arrangements between Chuangyi Technology and our consolidated VIEs, as described in this annual report, do not violate PRC law and are valid, binding and legally enforceable.  However, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements and if the shareholders of the VIEs were to reduce their interest in us, their interests may diverge from ours and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIEs not to pay the service fees when required to do so.

Our ability to control the VIEs also depends on the power of attorney Chuangyi Technology has to vote on all matters requiring shareholder approval in the VIEs. As noted above, we believe this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

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

While we do not believe that any penalties imposed or actions taken by the PRC government would result in the liquidation of us, Chuangyi Technology, or the VIEs, the imposition of any of these penalties may result in a material and adverse effect on our ability to conduct the our business. In addition, if the imposition of any of these penalties causes us to lose the power to direct the activities of the VIEs (and VIEs’ subsidiaries) that most significantly impact the VIEs (and VIEs’ subsidiaries) economic performance or the right to receive substantially all of the benefits from the VIEs (and VIEs’ subsidiaries), we would no longer be able to consolidate the VIEs (and VIEs’ subsidiaries).

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

Certain of our directors and officers are shareholders in the VIEs, AM Online, Linghang Shengshi, Jiaming Advertising, and Beijing Yuehang. Mr. Herman Man Guo, our chairman and chief executive officer, in addition to holding 15.3% in our company, also directly and indirectly holds approximately 77.2% of AM Online, 83.6% of Linghang Shengshi and 1.00% of Jiaming Advertising. Mr. Qing Xu, our director and executive president, in addition to holding 1.3% of our company, also directly and indirectly holds approximately 14.5% of AM Online, 12.50% of Linghang Shengshi and 0.21% of Jiaming Advertising. In addition, Mr. Guo and Mr. Xu are each a director of Jiaming Advertising, Linghang Shengshi and AM Advertising, Mr. Guo is the legal representative of each of Linghang Shengshi and Jiaming Advertising. For these directors and officers, their fiduciary duties toward our company under Cayman Islands law—to act honestly, in good faith and with a view to our best interests—may conflict with their roles in the VIEs, as what is in the best interest of the VIEs may not be in the best interests of our company or the unaffiliated public shareholders of our company.

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

Certain provisions in the contractual agreements between Chuangyi Technology and our VIEs do impose limits on the rights of the shareholders of the VIEs. For example, each of the individual shareholders of the VIEs (except Yi Zhang) has signed an irrevocable power of attorney authorizing the person designated by Chuangyi Technology to exercise its rights as shareholder, including the voting rights, the right to enter into legal documents and the right to transfer its equity interest in the VIEs. However, we cannot assure you that when conflicts of interest arise that each of our VIEs and its respective shareholders will act completely in our interests or that conflicts of interests will be resolved in our favor, or that the above contractual provisions would be sufficient protection for us in the event that shareholders of the VIEs fail to perform under their contracts with Chuangyi Technology. In any such event, we would have to rely on legal remedies under PRC law, which may not be effective. See “—We rely on contractual arrangements with our consolidated variable interest entities and their shareholders for a substantial portion of our China operations, which may not be as effective as direct ownership in providing operational control” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements.”

We rely on contractual arrangements with our consolidated variable interest entities and their shareholders for a substantial portion of our China operations, which may not be as effective as direct ownership in providing operational control.

We rely on contractual arrangements with AM Online, Linghang Shengshi, Jiaming Advertising and Beijing Yuehang to operate our Wi-Fi and air advertising business. For a description of these arrangements, see “Item 4. Information on the Company—C. Organizational Structure” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements.” These contractual arrangements may not be as effective as direct ownership in providing control over our VIEs. Under these contractual arrangements, if our VIEs or their shareholders fail to perform their respective obligations, we may have to incur substantial costs and resources to enforce such arrangements and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief and claiming damages, and we may not be successful.

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

Except for Yi Zhang, who acquired 3.5% minority equity interest in each of AM Online, Linghang Shengshi and Jiaming Advertising in January 2016, the individual shareholders of our VIEs, each a consolidated affiliated entity of ours, have pledged all of their equity interests, including the right to receive declared dividends, in the relevant VIEs to Chuangyi Technology, our wholly-owned subsidiary. An equity pledge agreement becomes effective among the parties upon execution, but according to the PRC Property Rights Law, an equity pledge is not perfected as a security property right unless it is registered with the relevant local administration for industry and commerce. We have not yet registered the share pledges by shareholders of AM Online, Linghang Shengshi and Jiaming Advertising. As the registration of these pledges has not yet been completed so far, the pledges, as property rights, have not yet become effective under the PRC Property Rights Law. Before the registration procedures are completed, we cannot assure you that the effectiveness of these pledges will be recognized by PRC courts if disputes arise with respect to certain pledged equity interests or that Chuangyi Technology’s interests as pledgee will prevail over those of third parties. Chuangyi Technology may not be able to successfully enforce these pledges against any third parties who have acquired property right interests in good faith in the equity interests in AM Online, Linghang Shengshi and Jiaming Advertising. As a result, if AM Online, Linghang Shengshi or Jiaming Advertising breaches their respective obligations under the various agreements described above, and there are third parties who have acquired equity interests in good faith, Chuangyi Technology would need to resort to legal proceedings to enforce its contractual rights under the equity pledge agreements, or the underlying agreements secured by the pledges. We do not have agreements that pledge the assets of the VIEs and their respective subsidiaries for the benefit of us or our wholly owned subsidiaries.

Contractual arrangements we have entered into among our subsidiaries and variable interest entities may be subject to scrutiny by the PRC tax authorities and a finding that we owe additional taxes could substantially increase our taxes owed and reduce our net income and the value of your investment.

Under PRC law, arrangements and transactions among related parties may be audited or challenged by the PRC tax authorities. If any transactions we have entered into among Chuangyi Technology and our VIEs are found not to be on an arm’s length basis, or to result in an unreasonable reduction in tax under PRC law, the PRC tax authorities have the authority to disallow our tax savings, adjust the profits and losses of our respective PRC entities and assess late payment interest and penalties. A finding by the PRC tax authorities that we are ineligible for the tax savings we achieved would substantially increase our taxes owed and reduce our net income and the value of your investment.

We may rely principally on dividends and other distributions on equity paid by our wholly-owned operating subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our operating subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we may rely principally on dividends and other distributions on equity paid by Chuangyi Technology, Shenzhen Yuehang and Xi’an Shengshi (formerly “Xi’an AM”) for our cash requirements, including the funds necessary to service any debt we may incur. If Chuangyi Technology, Shenzhen Yuehang or Xi’an Shengshi incurs debt on its own behalf in the future, the instruments governing the debt may restrict the ability of these entities to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements Chuangyi Technology currently has in place with our VIEs in a manner that would materially and adversely affect Chuangyi Technology’s ability to pay dividends and other distributions to us.

Furthermore, relevant PRC laws and regulations permit payments of dividends by Chuangyi Technology, Shenzhen Yuehang and Xi’an Shengshi only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC laws and regulations, Chuangyi Technology, Shenzhen Yuehang and Xi'an Shengshi Dinghong Information Technology Co., Ltd. (Formerly Xi'an AirMedia Chuangyi Technology Co., Ltd.), or Xi’an Shengshi, are also required to set aside at least 10% of after-tax income based on PRC accounting standards each year to their general reserves until the accumulative amount of such reserves reaches 50% of their respective registered capital.

The registered capital of Chuangyi Technology, Shenzhen Yuehang and Xi’an Shengshi is $45.0 million, $96.4 million (approximately RMB700 million) and $50.0 million, respectively. Xi’an Shengshi has made the applicable annual appropriations required under PRC law. Chuangyi Technology and Shenzhen Yuehang are not currently required to fund any statutory surplus reserve because Chuangyi Technology incurred loss this year and Shenzhen Yuehang still has accumulated losses. Any direct or indirect limitation on the ability of our PRC subsidiaries to distribute dividends and other distributions to us could materially and adversely limit our ability to make investments or acquisitions at the holding company level, pay dividends or otherwise fund and conduct our business.

Although none of Chuangyi Technology, Shenzhen Yuehang or Xi’an Shengshi has any present plan to pay any cash dividends to us in the foreseeable future, any limitation on the ability of Chuangyi Technology, Shenzhen Yuehang or Xi’an Shengshi to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, or otherwise fund and conduct our business.

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

We conduct our business primarily through Chuangyi Technology, Shenzhen Yuehang and Xi’an Shengshi, which are subject to PRC laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly-foreign owned companies. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. PRC legislation and regulations afford significant protections to various forms of foreign investments in China, but since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and the enforcement of these laws, regulations and rules involve uncertainties, which may limit the legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and the diversion of resources and management attention.

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

Substantially all of our revenues and expenses are denominated in Renminbi. We may need to convert a portion of our revenues into other currencies to meet our foreign currency obligations, including, among others, payments of dividends declared, if any, in respect of our ordinary shares or ADSs. Under China’s existing foreign exchange regulations, Chuangyi Technology, Shenzhen Yuehang and Xi’an Shengshi are able to pay dividends in foreign currencies, without prior approval from the State Administration of Foreign Exchange, or the SAFE, by complying with certain procedural requirements. However, we cannot assure you that the PRC government will not take measures in the future to restrict access to foreign currencies for current account transactions.

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

On August 29, 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used within the purpose within the business scope approved by the applicable government authority and unless otherwise provided by law, such RMB capital may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company. The use of such RMB capital may not be altered without SAFE approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of SAFE Circular 142 could result in severe monetary or other penalties. On November 16, 2011, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Issues Relating to Further Clarification and Regulation of Certain Capital Account Items under Foreign Exchange Control (“Circular 45”) to further strengthen and clarify its existing regulations on foreign exchange control under SAFE Circular 142. Circular 45 expressly prohibits foreign invested entities, including wholly foreign owned enterprises such as Chuangyi Technology, from converting registered capital in foreign exchange into RMB for the purpose of equity investment, granting certain loans, repayment of inter-company loans, and repayment of bank loans which have been transferred to a third party. Further, Circular 45 generally prohibits a foreign invested entity from converting registered capital in foreign exchange into RMB for the payment of various types of cash deposits. If our VIEs require financial support from us or our wholly foreign-owned enterprises in the future and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund the VIEs’ operations will be subject to statutory limits and restrictions, including those described above.

Circular 45 was abolished by SAFE on March 19, 2015 according to a Circular on Promulgating the Abolishment and Invalidation of 50 Foreign Exchange-related Regulatory Documents. On March 30, 2015, SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-invested Enterprises, or SAFE Circular 19, which will take effect on June 1, 2015 and will replace SAFE Circular 142. On June 9, 2016, the SAFE promulgated the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, which revised some provisions of SAFE Circular 19. SAFE Circular 19 and SAFE Circular 16 allow foreign-invested enterprises to settle 100% of their foreign exchange capitals on a discretionary basis and allows ordinary foreign-invested enterprises to make domestic equity investments by capital transfer in the original currencies, or with the amount obtained from foreign exchange settlement, subject to complying with certain requirements. According to SAFE Circular 19 and SAFE Circular 16, the RMB funds obtained by foreign-invested enterprises from the discretionary settlement of foreign exchange capitals shall be managed under the accounts pending for foreign exchange settlement payment, and foreign-invested enterprise shall not use its capital and the RMB funds obtained from foreign exchange settlement for the purposes within the following negative list: for expenditure beyond its business scope or expenditure prohibited by laws and regulations, for investments in securities or other investments than banks' principal-secured products, for the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license, or for construction or expenses related to the purchase of real estate not for self-use, unless it is a foreign-invested real estate enterprise. Nevertheless, it is still not clear whether foreign-invested enterprises like our PRC subsidiaries are allowed to extend intercompany loans to our VIEs.

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

The EIT Law (revised in 2017), which became effective on February 24, 2017, imposes a uniform income tax rate of 25% on most domestic enterprises and foreign investment enterprises. Under this law, entities that qualify as “high and new technology enterprises strongly supported by the state,” or HNTE, are entitled to the preferential EIT rate of 15%. A company’s status as a HNTE is valid for three years, after which the company must re-apply for such qualification in order to continue to enjoy the preferential EIT rate. In addition, according to relevant guidelines, “new software enterprises” can enjoy an income tax exemption for two years beginning with their first profitable year and a 50% tax reduction to a rate of 12.5% for the subsequent three years.

One of our PRC subsidiaries, Chuangyi Technology, was recognized as a HNTE under the new rules and therefore, it is entitled to enjoy a preferential EIT rate of 15%. It was also eligible for a 50% tax reduction from 2009 to 2010 under the applicable tax laws and regulations that were in effect before January 1, 2008, the date the EIT Law came into effect. As a result, Chuangyi Technology was subject to an EIT rate of 7.5% in 2009 and 2010. In September 2011, Chuangyi Technology received the HNTE certificate, and, Chuangyi Technology successfully renewed its HNTE status and obtained the renewed certificate issued by the competent governmental authority successively in October 2014 and December 2017. As a result, Chuangyi Technology is expected to be subject to an EIT rate of 15% until 2019 as long as it maintains its HNTE status.

Xi’an AirMedia Chuangyi Technology Co., Ltd., one of our PRC subsidiaries, or Xi’an Shengshi, qualified as a “software enterprise” in August 2008 by the Technology Information Bureau of Shaanxi Province and has received a written approval from Xi’an local tax bureau that it is granted a two-year exemption from EIT commencing on its first profitable year and a 50% reduction of the 25% EIT rate for the succeeding three years. As Xi’an Shengshi first made profit in 2009, it was exempted from EIT in 2009 and 2010, and enjoyed the preferential income tax rate of 12.5% from 2011 to 2013. Xi’an Shengshi received the HNTE certificate jointly issued by the competent governmental authorities in Shanxi Province in September 2014. As such, Xi’an Shengshi enjoyed a preferential income tax rate of 15% from 2014 to 2016. Xi’an Shengshi is subject to EIT at a rate of 25% from 2017 afterwards.

Shenzhen AirMedia Information Technology Co., Ltd., one of our PRC subsidiaries, or Shenzhen Yuehang, was subject to a 15% preferential EIT rate in 2007 as it is located in Shenzhen and then was subject to EIT on its taxable income from 2008 at the gradual rate as set out in Notice of the State Council Concerning Implementation of Transitional Rules for Enterprise Income Tax Incentives, or “Circular 39.” Since Shenzhen Yuehang is also qualified as a “manufacturing foreign-invested enterprise” incorporated prior to the effectiveness of the EIT Law, it is further entitled to a two-year exemption from EIT for the years 2008 and 2009 and preferential rates of 11%, 12% and 12.5% for the years 2010, 2011 and 2012, respectively. Shenzhen Yuehang is subject to EIT at a rate of 25% from 2013 afterwards.

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

Under the EIT Law and related regulations, dividends payable by a foreign-invested enterprise in China to its foreign investors who are non-resident enterprises are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The British Virgin Islands, or BVI, where Broad Cosmos Enterprises Ltd., or Broad Cosmos, our wholly-owned subsidiary, is incorporated, does not have such a tax treaty with AN China, the 100% shareholder of Chuangyi Technology, Shenzhen Yuehang and Xi’an Shengshi, is incorporated in Hong Kong. According to the Mainland and Hong Kong Special Administrative Region Arrangement on Avoiding Double Taxation or Evasion of Taxation on Income between China and Hong Kong and the relevant rules, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise). However, under recently implemented PRC regulations, now our Hong Kong subsidiary must obtain approval from the competent local branch of the State Administration of Taxation in accordance with the double-taxation agreement among the PRC and Hong Kong in order to enjoy the 5% preferential withholding tax rate. In February 2009, the State Administration of Taxation issued Notice No. 81. According to Notice No. 81, in order to enjoy the preferential treatment on dividend withholding tax rates, an enterprise must be the “beneficial owner” of the relevant dividend income, and no enterprise is entitled to enjoy preferential treatment pursuant to any tax treaties if such enterprise qualifies for such preferential tax rates through any transaction or arrangement, the major purpose of which is to obtain such preferential tax treatment. The tax authority in charge has the right to make adjustments to the applicable tax rates, if it determines that any taxpayer has enjoyed preferential treatment under tax treaties as a result of such transaction or arrangement. In October 2009, the State Administration of Taxation issued another notice on this matter, or Notice No. 601, to provide guidance on the criteria to determine whether an enterprise qualifies as the “beneficial owner” of the PRC sourced income for the purpose of obtaining preferential treatment under tax treaties. Pursuant to Notice No. 601, the PRC tax authorities will review and grant tax preferential treatment on a case-by-case basis and adopt the “substance over form” principle in the review. Notice 601 specifies that a beneficial owner should generally carry out substantial business activities and own and have control over the income, the assets or other rights generating the income. Therefore, an agent or a conduit company will not be regarded as a beneficial owner of such income. Since the two notices were issued, it has remained unclear how the PRC tax authorities will implement them in practice and to what extent they will affect the dividend withholding tax rates for dividends distributed by our subsidiaries in China to our Hong Kong subsidiary. If the relevant tax authority determines that our Hong Kong subsidiary is a conduit company and does not qualify as the “beneficial owner” of the dividend income it receives from our PRC subsidiaries, the higher 10% withholding tax rate may apply to such dividends. On February 3, 2018, SAT issued Announcement of the State Administration of Taxation on Issues concerning "Beneficial Owners" in Tax Treaties, or Circular 9, which became effective on April 1, 2018 and superseded Notice No. 601. In comparison with Notice No. 601, Circular 9 enlarging and further explaining the scope of beneficial owner, supplementing the applicants deemed as beneficial owners who obtain proceeds from China as direct or indirect 100% shareholder, increasing the certainty of identifying beneficial owner.

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

In connection with the PRC Enterprise Income Tax Law, or the EIT Law, the Ministry of Finance and the State Administration of Taxation jointly issued, on April 30, 2009, the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59. On December 10, 2009, the State Administration of Taxation issued the Notice on Strengthening the Management on Enterprise Income Tax for Non-resident Enterprises Equity Transfer, or Circular 698. Both Circular 59 and Circular 698 became effective retroactively on January 1, 2008. By promulgating and implementing these circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise. However, SAT issued Announcement of the State Administration of Taxation on Matters concerning Withholding of Income Tax of Non-resident Enterprises at Source, or Circular 37, which became effective on December 1, 2017 and superseded Circular 698. In comparison with Circular 698, Circular 37 releases the obligations of withholding agent, taxpayer by adopting straightforward procedures and simple calculation concerning withholding income tax of non-resident enterprises at source.

On February 3, 2015, the SAT issued the Announcement on Several Issues concerning the Enterprise Income Tax on Indirect Transfers of Properties by Non-Resident Enterprises, or Public Notice 7, to supersede tax rules in relation to the Indirect Transfer of Shares under the original SAT Circular 698, while the other provisions of SAT Circular 698 remain in force. Public Notice 7 covers transactions involving not only Indirect Transfer of Shares as set forth under SAT Circular 698 but also transactions involving an overseas company’s indirect transfer of other property or assets (such as real properties) located in China (collectively, ‘‘PRC Taxable Properties’’) through transfer of shares of an offshore intermediary company. Pursuant to Public Notice 7, in the event that non-residential enterprises indirectly transfer PRC Taxable Properties without reasonable commercial purposes in order to evade PRC enterprise income tax, such indirect transfer will be deemed as direct transfer of PRC Taxable Properties and, therefore, be subject to PRC enterprise income tax. In addition, Public Notice 7 provides clearer criteria on how to assess reasonable commercial purposes and allows for safe harbor scenarios applicable to internal group restructurings. Under Public Notice 7, subject to certain exceptions such as internal group restructurings and purchase and sale of shares of the same publicly-listed oversea enterprise in a public securities market, an indirect transfer of PRC Taxable Properties shall be directly deemed as having no reasonable commercial purposes if the following circumstances are satisfied: (i) more than 75% of the value of overseas enterprises’ shares directly or indirectly comes from PRC Taxable Properties; (ii) at any time within one year before the indirect transfer of PRC Taxable Properties, more than 90% the total amount of overseas enterprises’ assets (excluding cash) are directly or indirectly constituted by their investment within the PRC, or within one year before the indirect transfer of PRC Taxable Properties, more than 90% of the overseas enterprises’ income directly or indirectly derive from the PRC; (iii) the overseas enterprises and their controlling enterprises, which directly or indirectly hold PRC Taxable Properties, cannot justify the economic substance of the corporate structure; and (iv) overseas tax payment regarding indirect transfer of PRC Taxable Properties is lower than PRC tax payment regarding direct transfer of PRC Taxable Properties. Public Notice 7 also brings uncertainties to the offshore transferor and transferee of the indirect transfer of PRC Taxable Properties as they have to make self-assessment on whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly. As a result, where non-resident investors were involved in our private equity financing or share transfer of our company between two or more offshore parties, if such transactions were determined by the tax authorities to lack reasonable commercial purpose, we and our non-resident investors may become at risk of being taxed under SAT Circular 698, Circular 37 and Public Notice 7 and may be required to expend valuable resources to comply with SAT Circular 698, Circular 37 and Public Notice 7 or to establish that we should not be taxed under SAT Circular 698, Circular 37 and Public Notice 7, which may have an adverse effect on our financial condition and results of operations.

The PRC tax authorities have the discretion under Public Notice 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investment. We may pursue acquisitions in the future that may involve complex corporate structures. If we are considered a non-resident enterprise under the PRC Enterprise Income Tax Law and if the PRC tax authorities make adjustments to the taxable income of the transactions under SAT Circular 59, SAT Circular 698, Circular 37 or Public Notice 7, our income tax costs associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations. Although Circular 37 requires less scrutiny on withholding income tax of non-resident enterprises at source, we cannot assure you that the PRC government will not take harsh measures in the future with respect to tax related regulations over acquisition transactions.

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

Our prior and current audit reports are prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Deloitte Touche Tohmatsu Certified Public Accountants LLP (Deloitte), which acted as our independent registered public accounting firm until March 3, 2017, issued audit reports included in our prior annual reports filed with the United States Securities and Exchange Commission. Auditors of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Because Deloitte is located in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, they are not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating Deloitte’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of Deloitte’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements issued by Deloitte.

If additional remedial measures are imposed on the “Big Four” PRC-based accounting firms, including Deloitte, our previous independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC, with respect to requests for the production of documents, investors’ confidence in our reported financial information and the price of our ADSs could be adversely affected.

Starting in 2011, the Chinese affiliates of the “big four” accounting firms, including Deloitte, our previous independent registered public accounting firm, were affected by a conflict between the United States’ and Chinese laws. Specifically, for certain U.S. listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from these Chinese accounting firms access to their audit work papers and related documents. The firms were, however, advised and directed that under China law they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the China Securities Regulatory Commission, or the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including Deloitte. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although such proposed penalties did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet the specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms, depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases, the resumption of the current proceeding against all four firms.

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

In June 2015, we entered into an equity interest transfer agreement with Beijing Longde Wenchuang Investment Fund Management Co., Ltd. to sell 75% equity interest of AM Advertising for RMB2.1 billion in cash. In November 2015, Beijing Longde Wenchuang Investment Fund Management Co., Ltd. assigned and transferred its rights and obligations under the equity interest transfer agreement relating to 46.43% equity interest of AM Advertising to Beijing Cultural Center Construction and Development Fund (Limited Partnership). We have completed the equity interest transfer and have received the payments for the transfer. However, under that equity interest transfer agreement, the buyers may require us to repurchase the 75% equity interest upon the occurrence of certain events. In addition, the agreement’s earnout provisions will continue to apply until all profit targets have been achieved. See “Item 4. Information on the Company—A. History and Development of the Company.” On March 29, 2018 and August 23, 2018, we entered into a memorandum of understanding (MoU) and its supplemental agreement respectively, with, among others, Beijing Longde Wenchuang Investment Fund Management Co., Ltd and Beijing Cultural Center Construction and Development Fund (Limited Partnership), under which, among other things, Linghang Shengshi and Mr. Guo have agreed to pay or make available to AM Advertising on or prior to May 30, 2018 and furhter extended to September 30, 2018 an aggregate of RMB304,553,900 which was to be discounted by the following amounts (i) the RMB152,000,000 profits attributable to Linghang Shengshi, Mr. Guo and Mr. Xu for the first nine months of 2015, based on a third-party pro forma audit report on the Target Business; (ii) the shareholder loan of RMB88,000,000 in principal balance and RMB7,840,000 in interests; and (iii) the payment of RMB56,713,900 in cash after the sale of the 20.32% equity interests in AM Advertising, which consisted of 20% equity interests hold by the Group and 0.32% equity interests hold by Mr. Man Guo, and following the completion of the foregoing arrangements, our obligations with respect to the profit target for 2015, the earnout provision for the first nine months of 2015 and the shareholder loans between AM Advertising and Linghang Shengshi shall be deem completed. According to the aforesaid MoU, after Linghang Shengshi, Mr. Guo and Mr. Xu transfer all the equity interest of AM Advertising, they will cease to be shareholders of AM Advertising and will not be able to continuously assume the obligations in connection with the profit commitment and earnout provision as a matter of fact. The Group is negotiating for further extension of MoU. However, we cannot assure you that the buyers will not bring up any claim with respect to the above arrangements and if there is any dispute or legal proceedings initiated, our business and financial position may be adversely affected.

The trading price of our ADSs has been and may continue to be volatile.

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. From January 1, 2017 to September 30, 2018, the trading prices of our ADSs on the Nasdaq Global Select Market ranged from $0.38 to $3.3 per ADS, and the last reported trading price on October 16, 2018 was $0.39 per ADS. The price of our ADSs may fluctuate in response to a number of events and factors including, changes in the economic performance or market valuations of other advertising companies, conditions in the air travel advertising industry and the sales or perceived potential sales of additional ordinary shares or ADSs.

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

We have been named as a defendant or respondent in legal proceedings that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.

We will have to defend against the legal proceedings described in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings,” including any appeals of such legal proceedings should our initial defense be unsuccessful. We are currently unable to estimate the possible loss or possible range of loss, if any, associated with the resolution of these legal proceedings. In the event that our initial defense of these legal proceedings is unsuccessful, there can be no assurance that we will prevail in any appeal. Any adverse outcome of these cases, including any plaintiff’s or claimant’s appeal of a judgment in these legal proceedings, could have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. The legal proceeding process may utilize a significant portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

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

Our corporate affairs are governed by our amended and restated memorandum and articles of association, as amended and restated from time to time, and by the Companies Law (2018 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against us and our directors, actions by minority shareholders and the fiduciary duties of our directors are to a large extent governed by the common law of the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts.

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

Certain principal shareholders hold a substantial percentage of the outstanding shares of our company. For example, as of August 31, 2018, our principal shareholder, Mr. Herman Man Guo, along with his wife, Ms. Dan Shao, beneficially owned approximately 31.9% of our outstanding ordinary shares. Mr. Guo and other principal shareholders of our company could exert substantial influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

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

We believe we were a passive foreign investment company for our taxable year ended December 31, 2017, which could subject United States investors in the ADSs or ordinary shares to significant adverse United States income tax consequences.

Based on the market price of our ADSs and composition of our assets (in particular the retention of a substantial amount of cash), we believe that we were a “passive foreign investment company,” or “PFIC,” for U.S. federal income tax purposes for our taxable year ended December 31, 2017, and we will likely be a PFIC for our current taxable year ending December 31, 2018 unless the market price of our ADSs increases and/or we invest a substantial amount of cash and other passive assets we hold in assets that produce or are held for the production of non-passive income. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) 75% or more of its gross income for such year consists of certain types of “passive” income or (2) 50% or more of the average quarterly value of its assets (as generally determined on the basis of fair market value) during such year produce or are held for the production of passive income.

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

We were incorporated in the Cayman Islands on April 12, 2007 and conducted our operations in China through our subsidiaries, consolidated VIEs and the VIEs’ subsidiaries. We commenced operations in August 2005 in China through Linghang Shengshi, a consolidated variable interest entity of our principal subsidiary, Chuangyi Technology. Later, we established additional PRC consolidated VIEs to conduct our operations in China. Substantially all of our current operations are conducted through contractual arrangements with these VIEs.

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

In 2015, we sold all equity interest of Jinsheng Advertising, the operating entity of our TV-attached digital frames business. In connection with such equity interest transfer, we have transferred all relevant assets, liabilities and managerial duties related to the TV-attached digital frames operated by Jinsheng Advertising with net carrying value of $1.1 million. In 2015, we also divested our digital TV screens in airports and did not renew the relevant concession right contracts as they expired. As a result, we ceased our operation of the business line of digital TV screens in airports.

In June 2015, we entered into a definitive agreement with Beijing Longde Wenchuang Investment Fund Management Co., Ltd. to sell 75% equity interest of AirMedia Group Co., Ltd., or AM Advertising, for a consideration of RMB2.1 billion in cash. In November 2015, Beijing Longde Wenchuang Investment Fund Management Co., Ltd. assigned and transferred its rights and obligations under the equity interest transfer agreement relating to 46.43% equity interest of AM Advertising to Beijing Cultural Center Construction and Development Fund (Limited Partnership). As part of the transaction, we effected an internal business reorganization and transferred all our media business in airports (excluding digital TV screens in airports and TV-attached digital frames) and all billboard and LED media business outside of airports (excluding gas station media network and digital TV screens on airplanes) to AM Advertising to form the target business to be sold (the “Disposed Business”) and transferred our other business out of AM Advertising. To effectuate the sale, we removed the VIE structure with respect to AM Advertising. The change in the equity ownership of AM Advertising was registered with the local branch of the State Administration for Industry and Commerce, or the SAIC (which has merged into the State Administration for Market Regulation, or the SAMR, in March 2018), in December 2015. We now hold 20.2% equity interest in AM Advertising and has ceased to consolidate the results of AM Advertising. The buyers may require the Company to repurchase the equity interest of AM Advertising upon the occurrence of any of the following events:

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

In addition, the agreement’s earnout provisions will continue to apply until all profit targets are achieved. In the event the adjusted net profit of AM Advertising after the provided restructuring in 2015, 2016 and 2017 is less than the profit target provided for in the agreement, we, as a shareholder of AM Advertising, will be obligated to compensate the buyers for the deficiency by nil-consideration equity interest transfers or other means of compensation. On March 29, 2018 and August 23, 2018, we entered into a memorandum of understanding (MoU) and its supplemental agreement respectively, with, among others, Beijing Longde Wenchuang Investment Fund Management Co., Ltd and Beijing Cultural Center Construction and Development Fund (Limited Partnership), under which, among other things, Linghang Shengshi  and Mr. Guo have agreed to pay or make available to AM Advertising on or prior to May 30, 2018 and furhter extended to September 30, 2018 an aggregate of RMB304,553,900 which was to be discounted by  the following amounts (i) the RMB152,000,000 profits attributable to Linghang Shengshi, Mr. Guo and Mr. Xu for the first nine months of 2015, based on a third-party pro forma audit report on the Target Business; (ii) the shareholder loan of RMB88,000,000 in principal balance and RMB7,840,000 in interests; and (iii) the payment of RMB56,713,900 in cash after the sale of the 20.32% equity interests in AM Advertising, which consisted of 20% equity interests hold by the Group and 0.32% equity interests hold by Mr. Man Guo, and following the completion of the foregoing arrangements, our obligations with respect to the profit target for 2015, the earnout provision for the first nine months of 2015 and the shareholder loans between AM Advertising and Linghang Shengshi shall be deem completed. According to the aforesaid MoU, after Linghang Shengshi, Mr. Guo and Mr. Xu transfer all the equity interest of AM Advertising, they will cease to be shareholders of AM Advertising and will not be able to continuously assume the obligations in connection with the profit commitment and earnout provision as a matter of fact. However, we cannot assure you that the buyers will not bring up any claim with respect to the above arrangements and if there is any dispute or legal proceedings initiated, our business and financial position may be adversely affected. The Group is negotiating for further extension of MoU.

In April 2015, we established AM Online, a variable interest entity of us, to operate the new Wi-Fi business.

In June 2015, Mr. Herman Man Guo submitted to the board of directors of the Company a preliminary nonbinding proposal letter (the “Proposal Letter”) to acquire the Company in a going private transaction for $3.00 in cash per Share (or $6.00 in cash per ADS) other than any ordinary shares or ADSs beneficially held by Mr. Guo, his affiliates or other management shareholders who may choose to roll over their Shares in connection with the proposed acquisition (the “Proposal”). The board of directors of the Company formed a special committee comprised of three independent and disinterested directors, Messrs. Conor Chia-hung Yang, Shichong Shan and Songzuo Xiang, to negotiate the Proposal with the buyer group. On September 28, 2015, the Company entered into a definitive agreement and plan of merger (the “Merger Agreement”) with AirMedia Holdings Ltd. (“Parent”) and AirMedia Merger Company Limited, a wholly owned subsidiary of Parent, pursuant to which Parent will acquire the Company for $3.00 per Share (or $6.00 per ADS). Under the terms of the Merger Agreement, either the Company or Parent could terminate the Merger Agreement if the merger contemplated by the Merger Agreement has not been completed by the date of June 28, 2016. In 2016 and 2017, the parties entered into various amendments to the Merger Agreement to extend this termination date and amend other terms of the Merger Agreement. The Merger Agreement was terminated on December 27, 2017 in view that the going private transaction would not be completed by December 31, 2017.

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

General

As a media platform operator, we focus on providing mid-to-high-end consumers with wireless connectivity and contents of both entertainment and advertisement nature en route of their travel. We purchase from producers and owners copyrighted entertainment contents covering a variety of interests such as sports, comedies, local attractions, reality shows, commentaries, documentaries, and offer these purchased copyrighted entertainment contents to transportation providers. Furthermore, we pay concession fees to or share profits with transportation providers to equip their passenger carriers with Wi-Fi capabilities. Moreover, we pay concession fees to owners of gas stations throughout China to display advertisements. After our divestitures in 2015, we generate revenues by offering purchased copy rights of entertainment contents to transportation providers, advertising time slots to advertisers and advertising agencies, and Wi-Fi connections to passengers.

Our purchased copyrights of entertainment contents include a variety of aspects of life styles attracting traveling consumers. These contents mostly show as individual programs lasting from approximately 45 minutes to 60 minutes of which approximately 3 minutes to 15 minutes are divided into slots sold to advertisers to show advertising contents of their choice. Other than individual programs, we play popular films as well. Our contents are usually showed on digital TV screens that are highly visible to passengers or on mobile devices brought by passengers.

We usually offer advertising time slots to the advertisers at a fix duration, time and frequency of displaying advertisements. Payments of certain offering are subject to the receipt of monitoring reports verified by the advertisers. We generally require a screening of the advertising contents at least 10 working days for digital media or 14 working days for conventional media before the contents are to be aired. We reserve the right to refuse providing the service shall the advertising content fail to meet the requirements under PRC laws and regulations.

As of August 31, 2018, we have established business relationships with more than 100 media content producers both domestically and overseas. Since the divesture in 2015, we no longer operated CIBN-Airmedia channel to broadcast network TV programs to air travelers in China. CIBN-Airmedia channel was a strategic partnership established between AirMedia and China Radio International Oriental Network (Beijing) Co., Ltd. in January 2014.

As of December 31, 2017, we have established business relationships with seven airlines to play our programs and films on their fleet of planes, with nine railway administrative authorities to provide Wi-Fi connections and with SINOPEC to operate all of the outdoor advertising media at its gas stations throughout China. In early 2018, we have decided to further extend our collaborations with the airlines to provide Wi-Fi connections inflight in addition to offering advertisement and copyrighted entertainment contents. To enhance our inflight connectivity component, we are committed to take full advantage of our partnership with China Unicom to improve travelers’ experience when they connect to the Internet en route of their travel. With respect to our copyrighted entertainment component, we plan to strengthen our efforts in copyright resales and to develop a mobile theater to travelers in the millions. With respect to our copyrighted entertainment component, we plan to strengthen our efforts in copyright resales and to present travelers in millions a theatric viewing experience of a comprehensive collection of entertainment contents

While focus on the inflight component of our business, the management attempted business alignments to address unexpected operational underperformance from our Wi-Fi services on trains, long-halt buses and our gas station media service. An immediate assessment indicated that the underperformance could be ascribed to i) the wide spread of 4G technology and affordable data plans; and ii) a depleting marketing budget from some of our advertisers. In order to prevent further losses while broadening our comprehension of the impacts of the technologies and market situation imposed on our business components, the management ceased operation in Wi-Fi service on long-halt buses and gas station media services, scaled down operations in Wi-Fi service on trains, and commissioned a comprehensive review to determine the sustainability of these business components.

To effectively allocate resources, we have negotiated an early termination of Wi-Fi services on trains managed by five local railroad administrative authorities as of August 31, 2018.

Advertisers, Sales and Marketing

Our Advertisers

Our advertisers purchase advertising time slots and locations on our advertising network either directly from us or through advertising agencies. Many advertisers negotiate the terms of the advertising purchase agreements directly with us, however we also rely on advertising agencies for a significant portion of our sales.

We have a broad base of international and domestic advertisers in various industries. In each of 2015, 2016 and 2017, advisors from one industry, which is automobiles, accounted for more than 10% of our total revenues from continuing operations. None of our customers accounted for more than 10% of our total revenues for 2015, 2016 and 2017.

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

For our gas stations media network, the primary hardware consists of basic display equipment that we install and maintain. In 2015, 2016 and 2017, 57, 45 and 66 suppliers, respectively, together supplied a majority of our gas station display equipment. We employed a team of approximately 66 members as of December 31, 2017 to maintain the conditions of our gas station display equipment.

For our trains and buses media network, the primary hardware consists of LCD display equipment that we install and maintain. We employed a team of approximately 157 members as of December 31, 2017 to maintain the conditions of our display equipment in the trains and buses.

Customer Service

Our customer service team is responsible for contacting third-party research firms to compile evaluation reports based on selective sampling of the status of advertising on our network and providing advertisers with monthly monitoring reports once the relevant advertising campaign is launched on our network. At the same time, we also provide our advertisers with monthly reports prepared by third parties that verify the proper functioning of our displays and the proper dissemination of the advertisement when required by our advertisers; such reports are done through online survey to analyze the effectiveness of and public reaction to the advertisements. In addition, our network airports and airlines, gas stations, as well as trains and buses are also actively involved in the monitoring process.

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

Intellectual Property

To protect our brand and other intellectual property, we rely on a combination of trademark and trade secret laws as well as confidentiality agreements with our employees, sales agents, contractors and others. We have registered 29 major trademarks and one patent in China, including “往返”, “”, “”, “忘返“ and “众伴”. We cannot be certain that our efforts to protect our intellectual property rights will be adequate or that third parties will not infringe or misappropriate these rights.

Regulation

We operate our business in China under a legal regime consisting of the State Council, which is the highest authority of the executive branch of the National People’s Congress, and several ministries and agencies under its authority including the SAMR.

China’s Advertising Law was promulgated in 1994, and was revised in 2015. In addition, the State Council, SAIC (which has merged into the SAMR in March 2018) and other ministries and agencies have issued regulations that regulate our business, all of which are discussed below.

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

Currently, our advertising business is mainly conducted through contractual arrangements with our consolidated VIEs in China, including AM Online, Linghang Shengshi, Jiaming Advertising, Guangzhou Meizheng and Beijing Yuehang.

Our VIEs are the major companies through which we provide advertising services in China. Our subsidiary, Chuangyi Technology, has entered into a series of contractual arrangements with our PRC operating affiliates and their respective subsidiaries and shareholders under which:

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

In the opinion of Commerce & Finance Law Offices, our PRC legal counsel: except as described in this annual report, the respective ownership structures of Chuangyi Technology and our consolidated VIEs do not violate existing PRC laws and regulations, and the contractual arrangements among Chuangyi Technology and our consolidated VIEs, in each case governed by PRC law, are valid, binding and enforceable.

We have been advised by our PRC legal counsel, however, that there are some uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities, in particular the SAMR (which regulates advertising companies), will not in the future take a view that is contrary to the opinion of our PRC legal counsel. We have been further advised by our PRC counsel that if the PRC government determines that the agreements establishing the structure for operating our PRC advertising business do not comply with PRC government restrictions on foreign investment in the advertising industry, we could be subject to certain penalties. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with PRC governmental restrictions on foreign investment in the advertising industry and in the operating of non-advertising content, our business could be materially and adversely affected.”

Regulation of Advertising Services

Business License for Advertising Companies

Under applicable regulations governing advertising businesses in China, companies that engage in advertising activities must obtain from the SAMR or its local branches a business license which specifically includes within its scope the operation of an advertising business. Companies conducting advertising activities without such a license may be subject to penalties, including fines, confiscation of advertising income and orders to cease advertising operations. The business license of an advertising company is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of any relevant law or regulation. We do not expect to encounter any difficulties in maintaining our business licenses. Each of our VIEs has obtained such a business license from the local branches of the SAMR as required by existing PRC regulations.

Each of Shenzhen Yuehang, Chuangyi Technology and Xi’an Shengshi has valid business license as of the date of this report. The business scope of these three entities as set forth in their business licenses include the development of electronic, computer and media-related technologies and products and do not include advertising, due to certain restrictions on foreign ownership of advertising enterprises under PRC law.

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

Advertisers, advertising operators and advertising distributors are required by PRC advertising laws and regulations to ensure that the content of the advertisements they prepare or distribute are true and in full compliance with applicable law. In providing advertising services, advertising operators and advertising distributors must review the prescribed supporting documents provided by advertisers for advertisements and verify that the content of the advertisements comply with applicable PRC laws and regulations. In addition, prior to distributing advertisements for certain items which are subject to government censorship and approval, advertising distributors are obligated to ensure that such censorship has been performed and approval has been obtained. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, the SAMR or its local branches may revoke violators’ licenses or permits for advertising business operations. Furthermore, advertisers, advertising operators or advertising distributors may be subject to civil liability if they infringe the legal rights and interests of third parties in the course of their advertising business.

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

On March 30, 2015, SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-invested Enterprises, or SAFE Circular 19, which will take effect on June 1, 2015. On June 9, 2016, the SAFE promulgated the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, which revised some provisions of SAFE Circular 19. SAFE Circular 19 and SAFE Circular 16 allows foreign-invested enterprises to settle 100% of their foreign exchange capitals on a discretionary basis and allows ordinary foreign-invested enterprises to make domestic equity investments by capital transfer in the original currencies, or with the amount obtained from foreign exchange settlement, subject to complying with certain requirements. According to SAFE Circular 19 and SAFE Circular 16, the RMB funds obtained by foreign-invested enterprises from the discretionary settlement of foreign exchange capitals shall be managed under the accounts pending for foreign exchange settlement payment, and foreign-invested enterprise shall not use its capital and the RMB funds obtained from foreign exchange settlement for the purposes within the following negative list: for expenditure beyond its business scope or expenditure prohibited by laws and regulations, for investments in securities or other investments than banks' principal-secured products,, for the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license, or for construction or expenses related to the purchase of real estate not for self-use, unless it is a foreign-invested real estate enterprise. Moreover, on January 26, 2017, SAFE promulgated Circular of the State Administration of Foreign Exchange on Further Advancing the Reform of Foreign Exchange Administration and Improving Examination of Authenticity and Compliance, or Circular 3. The Circular 3 states several control measures with respect to the outbound remittance of any profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks should review board resolutions, the original version of tax filing records and audited financial statements before wiring the foreign exchange profit distribution of a foreign-invested enterprise exceeding $50,000; and (ii) domestic entities should hold income to make up previous years’ losses before remitting the profits to offshore entities. Meanwhile, verification on the genuineness and compliance of foreign direct investments in domestic entities has also been tightened in accordance with Circular 3,

Pursuant to SAFE Circular 19, SAFE Circular 16 and SAFE Circular 3, foreign invested enterprises in China may convert part or all of the amount of the foreign currency in its capital account, special account for foreign debt or special account for overseas listing into RMB at any time after going through capitals review process with bank and supplement necessary supporting documents upon bank’s request for verification on genuineness and compliance. Nevertheless, it is still not clear whether foreign-invested enterprises like our PRC subsidiaries are allowed to extend intercompany loans to our VIEs.

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

In addition, under the EIT Law, dividends generated after January 1, 2008 and payable by a FIE in China to its foreign investors who are non-resident enterprises will be subject to a 10% withholding tax unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. BVI, where Broad Cosmos, our wholly owned subsidiary, is incorporated, does not have such a tax treaty with China. AN China, the 100% shareholder of Chuangyi Technology, Shenzhen Yuehang and Xi’an Shengshi, is incorporated in Hong Kong. According to the Mainland and Hong Kong Special Administrative Region Arrangement on Avoiding Double Taxation or Evasion of Taxation on Income agreed between China and Hong Kong in August 2006, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise). In August 2015, the State Administration of Taxation released the Administrative Measures for Non-Residents Enjoying Tax Treaty Benefits (Trial Implementation), which took effect on November 1, 2015. Under these measures, our Hong Kong subsidiary needs to obtain approval from the competent local branch of the State Administration of Taxation in order to enjoy the preferential withholding tax rate of 5% in accordance with the Double Taxation Arrangement. In February 2009, the State Administration of Taxation issued Notice No. 81. According to Notice No. 81, in order to enjoy the preferential treatment on dividend withholding tax rates, an enterprise must be the “beneficial owner” of the relevant dividend income, and no enterprise is entitled to enjoy preferential treatment pursuant to any tax treaties if such enterprise qualifies for such preferential tax rates through any transaction or arrangement, the major purpose of which is to obtain such preferential tax treatment. The tax authority in charge has the right to make adjustments to the applicable tax rates, if it determines that any taxpayer has enjoyed preferential treatment under tax treaties as a result of such transaction or arrangement. In October 2009, the State Administration of Taxation issued another notice on this matter, or Notice No. 601, to provide guidance on the criteria to determine whether an enterprise qualifies as the “beneficial owner” of the PRC sourced income for the purpose of obtaining preferential treatment under tax treaties. Pursuant to Notice No. 601, the PRC tax authorities will review and grant tax preferential treatment on a case-by-case basis and adopt the “substance over form” principle in the review. Notice 601 specifies that a beneficial owner should generally carry out substantial business activities and own and have control over the income, the assets or other rights generating the income. Therefore, an agent or a conduit company will not be regarded as a beneficial owner of such income. On February 3, 2018, SAT issued Announcement of the State Administration of Taxation on Issues concerning "Beneficial Owners" in Tax Treaties, or Circular 9, which became effective on April 1, 2018 and superseded Notice No. 601. In comparison with Notice No. 601, Circular 9 enlarging and further explaining the scope of beneficial owner, supplementing the applicants deemed as beneficial owners who obtain proceeds from China as direct or indirect 100% shareholder, increasing the certainty of identifying beneficial owner. Since the two notices were issued, it has remained unclear how the PRC tax authorities will implement them in practice and to what extent they will affect the dividend withholding tax rates for dividends distributed by our subsidiaries in China to our Hong Kong subsidiary. If the relevant tax authority determines that our Hong Kong subsidiary is a conduit company and does not qualify as the “beneficial owner” of the dividend income it receives from our PRC subsidiaries, the higher 10% withholding tax rate may apply to such dividends.

The EIT Law provides, however, that dividends distributed between qualified resident enterprises are exempted from the withholding tax. According to the Implementation Regulations of the EIT Law, the qualified dividend and profit distribution from equity investment between resident enterprises shall refer to investment income derived by a resident enterprise from its direct investment in other resident enterprises, except the investment income from circulating stocks issued publicly by resident enterprises and traded on stock exchanges where the holding period is less than 12 months. As the term “resident enterprises” needs further clarification and interpretation, we cannot assure you that the dividends distributed by Chuangyi Technology, Shenzhen Yuehang and Xi’an Shengshi to their direct shareholders would be regarded as dividends distributed between qualified resident enterprises and be exempted from the withholding tax.

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

C.	Organizational Structure

The following diagram illustrates our principal subsidiaries, VIEs and VIEs’ subsidiaries as of September 30, 2018:

Notes:

(1)	Several of our principal subsidiaries, VIEs and VIEs’ subsidiaries as of September 30, 2018 has been changed their names while compare to as of December 31, 2017. Following is for the details.

Air Net International Limited (Formerly AirMedia International Limited ("Air Net International")

Air Net (China) Limited (Formerly AirMedia (China) Limited) ("AN China")

Yuehang Chuangyi Technology (Beijing) Co., Ltd. (Formerly AirMedia Technology (Beijing) Co., Ltd.)

Shenzhen Yuehang Information Technology Co., Ltd. (Formerly Shenzhen AirMedia Information Technology Co., Ltd.)

Xi'an Shengshi Dinghong Information Technology Co., Ltd. (Formerly Xi'an AirMedia Chuangyi Technology Co., Ltd.)

Beijing Linghang Shengshi Advertising Co., Ltd. (Formerly Beijing AirMedia Shengshi Advertising Co., Ltd.)

Beijing Wangfan Jiaming Advertising Co.,Ltd. (Formerly Beijing AirMedia Jiaming Advertising Co., Ltd.)

AirMedia Online Network Technology Group Co., Ltd. (Formerly AirMedia Online Network Technology Co., Ltd.)

Beijing Airnet Pictures Co., Ltd. (Formerly Beijing AirMedia Film & TV Culture Co., Ltd.)

Beijing Zhihe Xianglong Advertising Co., Ltd. (Formerly Flying Dragon Media Advertising Co., Ltd.)

Wenzhou Yuehang Advertising Co., Ltd. (Wenzhou AirMedia Advertising Co., Ltd.)

Beijing Yuehang Tianyi Electronic Information Technology Co., Ltd.(Formerly Beijing AirMedia Tianyi Information Technology Co., Ltd.)

Wangfan Linghang Mobile Network Technology Co., Ltd. (Formerly AirMedia Mobile Network Technology Co., Ltd.)

Beijing Wangfan Jiaming Pictures Co., Ltd. (Formerly Beijing AirMedia Jiaming Film & TV Culture Co., Ltd.)

(2)	AirMedia Online Network Group Technology Co., Ltd. is 77.2%, 14.5%, 4.8% and 3.5% owned by Herman Man Guo, Qing Xu, Tao Hong and Yi Zhang, respectively.

(3)	On December 15, 2016, AM Online and an individual signed concurrently an equity transfer agreement and an entrusted equity holding agreement, pursuant to which AM Online transferred 100% equity interests in Beijing Yuehang Digital Media Advertising Co., Ltd., or Beijing Yuehang, to the individual and entrusted the individual to act as the nominee shareholder of the foregoing equity interests. The entrusted equity holding agreement terminates upon the earlier of (i) two years from the date of the entrusted equity holding agreement or (ii) the transfer of all entrusted equity by AM Online to AM Online itself or a third party designated by AM Online. AM Online as the actual investor in Beijing Yuehang continues to hold actual shareholder rights and receive benefits from the investment in Beijing Yuehang.
(4)	Beijing AirMedia Jiaming Advertising Co., Ltd. is 1.0%, 0.2%, 3.5 % and 95.3% owned by Herman Man Guo, Qing Xu, Yi Zhang and Beijing Linghang Shengshi Advertising Co., Ltd., respectively.
(5)	Beijing Linghang Shengshi Advertising Co., Ltd. is 83.6%, 12.5%, 3.8% and 0.1% owned by Herman Man Guo, Qing Xu , Yi Zhang and Xiao Ya Zhang, respectively.

Substantially all of our operations are conducted through contractual arrangements with our consolidated VIEs in China, Linghang Shengshi, Jiaming Advertising, Beijing Yuehang, Guangzhou Meizheng and AM Online. We do not have any equity interests in our VIEs, but instead enjoy the economic benefits derived from them through a series of contractual arrangements. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements” for a description of these arrangements.

D.	Property, Plants and Equipment

Our headquarters are located in Beijing, China, where we lease approximately 4,123 square meters of office space. Our branch offices lease approximately 3,558 square meters of office space in twelve other locations.

In addition, we own approximately 2,109 square meters of office space in China. In September 2014 and April 2015, we entered into the agreements to purchase an office space of approximately 2,109 square meters in Beijing for a total consideration of RMB65 million ($9.4 million).

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

Important Factors Affecting the Results of Operations of Our Air Travel Advertising, Gas Station Media Business and Trains, Buses and Airline Wi-Fi Business

The operating results of our air travel advertising, gas station advertising business and trains, buses and airline Wi-Fi business are substantially affected by the following factors and trends.

Demand for Our Advertising Time Slots and Locations

The demand for our advertising time slots and locations for each of the last three fiscal years was directly related to our customers’ available advertising budgets and the attractiveness of our network to our customers. Our network’s attractiveness is largely affected by the coverage of our network, which in turn depends on the number of intended audience that our network has the ability to reach. In terms of our air travel advertising network, the number of intended audience we can reach is largely affected by the number of air travelers in China in generally and the scale of our network. The demand for air travel is in turn affected by general economic conditions, the affordability of air travel in China and certain special events that may attract air travelers into and within China. Our customers’ advertising spending was also particularly sensitive to changes in general economic conditions. In terms of our gas station media, in addition to the general economic conditions in China, its scope of coverage is also affected by the number of Sinopec gas stations covered by our network and the number of automobile passengers who access those gas stations. The demand for our time slots and locations on our trains, buses Wi-Fi and airline Wi-Fi systems is related to the amount of our customers’ advertising spending budget and the attractiveness of our Wi-Fi system as a platform for their advertisements. The amount of available advertising budget is largely affected by the general economic conditions in China. The attractiveness of our Wi-Fi system as an advertising platform depends on whether our Wi-Fi system has the ability to reach the advertisers’ intended audience, which will in turn be affected by factors including the number and types of travelers who will use our Wi-Fi systems and whether advertisements on our Wi-Fi systems can effectively attract the attention of such travelers.

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

By increasing the number of airlines, gas stations and trains and buses in our network, we can increase the number of advertising time slots and locations that we have available to sell. In addition, the length of our advertising cycle for our digital TV screens can potentially be extended to longer durations depending on demand on airline. However, advertisers may be unwilling to accept placement of their advertisements on a longer time cycle which decreases the frequencies of their advertisements displayed each day.

The results of our Wi-Fi business can be affected by the number of advertisement time slots and spaces available for sale on our Wi-Fi systems. They are determined by the number of trains, buses and airplanes within our Wi-Fi service network and the number of advertisement time slots and spaces available on the system for each train, bus and airplane. By increasing the number of trains, buses and airplanes within our network, we can increase the number of advertising time slots and locations that we have available to sell. In addition, we may also increase the total number of advertisement time slots and spaces by increasing the frequency of the advertisements and designating more space on our Wi-Fi system’s interface for advertising.

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

The results of our Wi-Fi business is also affected by the level of pricing for our services.

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

Network Coverage and Concession Fees

The demand for our advertising time slots and locations and the effective price we charged advertisers for time slots and locations on our network depended on the attractiveness and effectiveness of our network as viewed by our advertisers which, in turn, related to the breadth of our network coverage, including significant coverage on major airlines that advertisers wish to reach. As a result, it has been, and will continue to be, important for us to secure and retain concession rights contracts to place our programs on major airlines and to increase the number of programs we place on those airlines. In addition, it is important for us to secure and maintain the coverage of our gas station network. It is also important to our results of operations of our Wi-Fi business that we secure and retain these concession rights contracts on commercially advantageous terms.

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

Revenues

We mainly generate revenues from the sale of advertising time slots and locations on our advertising network.

(All amounts are in thousands of U.S. dollars, except percentages)

	Fiscal Years Ended December 31,
	2015		2016		2017
	Amount	% of Total Revenues	Amount	% of Total Revenues	Amount	% of Total Revenues
Air Travel Media Network	$38,917	76.5%	$12,178	73.4%	$18,702	76.9%
Gas station Media Network	9,840	19.4%	4,009	24.2%	4,093	16.8%
Other Media	2,109	4.1%	410	2.5%	1,533	6.3%
Total revenues	50,866	100.0%	16,597	100.0%	24,328	100.0%
Business tax and other sales tax	(633)	(1.2)%	(84)	(0.5)%	(569)	(2.3)%
Net revenues	$50,233	98.8%	$16,513	99.5%	$23,759	97.7%

Revenues from Air Travel Media Network

Our air travel media network revenues from continuing operations in 2015, 2016 and 2017 consisted of revenues from digital frames in airports in the form of TV-attached digital frames, digital TV screens in airports, digital TV screens on airplanes, traditional media in airports and other revenues in air travel. As we have completed in 2015 the divestiture of our business lines of digital frames in airports, digital TV screens in airports and traditional media in airports, we do not expect to have significant increase of our revenues from those businesses in the foreseeable future.

Revenues from our air travel media network accounted for 76.5%, 73.4% and 76.9% of our total revenues for the years ended December 31, 2015, 2016 and 2017, respectively. Our network consisted of six, six and seven airlines as of December 31, 2015, 2016 and 2017.

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

Revenues from Gas Station Media Network

We started our gas station media network in 2009, when we gained concession rights to develop and operate an outdoor advertising network in Sinopec gas stations throughout China. Revenues from our gas station media network, consisting of outdoor advertising platforms such as LED screens, billboards and light boxes at Sinopec gas stations in China, accounted for 19.4%, 24.2% and 16.8% of our total revenues for the years ended December 31, 2015, 2016 and 2017, respectively.

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

	Fiscal Years Ended December 31,
	(All amounts are in thousands of U.S. Dollars, except percentages)
	2015		2016		2017
	Amount	%	Amount	%	Amount	%
Net revenues	$50,233	100.0%	$16,513	100.0%	$23,759	100.0%
Cost of revenues
Concession fees	(64,752)	(128.9)%	(23,470)	(142.1)%	(28,559)	(120.2)%
Agency fees	(4,938)	(9.8)%	(4,388)	(26.6)%	(4,675)	(19.7)%
Others	(19,887)	(39.6)%	(21,184)	(128.3)%	(25,733)	(108.3)%
Total cost of revenues	$(89,577)	(178.3)%	$(49,042)	(297.0)%	$(58,967)	(248.2)%

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

We began to incur concession fees related to our Wi-Fi business from 2013. We recorded these concession fees amounting to $7.5 million, $5.3 million and $9.5 million in 2015, 2016 and 2017, respectively. The rest of our concession fees consisted of those related to our non-Wi-Fi business and decreased from $57.3 million in 2015 to $18.2 million in 2016 and to $19.1 million in 2017 as we ceased some of our related operations during those periods.

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

Operating Expenses

During the periods covered by this report, our operating expenses consisted of general and administrative expenses and selling and marketing expenses. The following table sets forth the two components of our operating expenses, and as a percentage of net revenues for the periods indicated.

	Fiscal Years Ended December 31,
	2015		2016		2017
	Amount	%	Amount	%	Amount	%
Net revenues	$50,233	100.0%	$16,513	100.0%	$23,759	100.0%
Operating expenses
General and administrative expenses	(27,102)	(54.0)%	(44,401)	(268.9)%	(63,507)	(267.3)%
Selling and marketing expenses	(9,611)	(19.1)%	(12,056)	(73.0)%	(12,747)	(53.7)%
Impairment of fixed assets, prepaid equipment cost and intangible assets	-	-	(826)	(5.0)%	(67,342)	(283.4)%
Total operating expenses	$(36,713)	(73.1)%	$(57,283)	(346.9)%	$(143,596)	(604.4)%

We expect that our operating expenses will further increase in the future as we expand our network and operations and enhance our sales and marking activities.

General and Administrative Expenses

Our general and administrative expenses included share-based compensation expenses of $0.6 million, $0.8 million and $0.3 million in the fiscal years ended December 31, 2015, 2016 and 2017, respectively. General and administrative expenses consisted primarily of office and utility expenses, salaries and benefits for general management, finance and administrative personnel, allowance for doubtful accounts, depreciation of office equipment, public relations related expenses and other administration related expenses.

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

Impairment of fixed assets, prepaid equipment cost and intangible assets

In the second half of 2017, the management was altered that the trend of recording operational losses continued in providing Wi-Fi services on trains and long halt buses. Meanwhile the management noticed that the willingness to spend on marketing expenses targeting travelers by trains and buses was projected strong and growing. Given the projected potential with exclusitivity to provide such services, the management concluded that operations in both business components should continue and be reviewed in the first quarter of 2018. Upon the scheduled review in the first quarter of 2018, a flag was risen when the operational loss was widened and the willingness to spend on marketing was depleting and diminishing. Immediately, the management halted operations in providing Wi-Fi services on long-halt buses, scaled down operations in providing Wi-Fi services on trains, and commissioned a comprehensive review on the sustainability of both business components. While the results from the review are still pending, the management exercised prudently to record impairments in both business components.

Taxation

Cayman Islands. We are an exempted company incorporated in the Cayman Islands. The Cayman Islands currently levies no taxes on Islands or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty.

British Virgin Islands. We are exempted from income tax in the British Virgin Islands on our foreign-derived income. There are no withholding taxes in the British Virgin Islands.

Hong Kong. Our Hong Kong subsidiary, Air Media (China) Ltd, did not record any Hong Kong profits tax for the year ended December 31, 2015, 2016 and 2017, on the basis that our Hong Kong subsidiaries did not have any assessable profits arising in or derived from Hong Kong for 2015, 2016 and 2017. Dividends from our Hong Kong subsidiaries to us are exempt from withholding tax. No dividend from our Hong Kong subsidiaries was declared for the years ended December 31, 2015, 2016 and 2017.

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

Chuangyi Technology was recognized as a HNTE under the new rules and therefore, it is entitled to enjoy a preferential EIT rate of 15%. It was also eligible for a 50% tax reduction from 2009 to 2010 under the applicable tax laws and regulations that were in effect before January 1, 2008, the date the EIT Law came into effect. As a result, Chuangyi Technology was subject to an EIT rate of 7.5% in 2009 and 2010. In September 2011, Chuangyi Technology received the HNTE certificate, and in October 2014, Chuangyi Technology successfully renewed its HNTE Status and obtained the certificate issued by the competent governmental authority. As a result, Chuangyi Technology is expected to be subject to an EIT rate of 15% until 2016 as long as it maintains its HNTE status.

Xi’an Shengshi qualified as a “software enterprise” in August 2008 by the Technology Information Bureau of Shaanxi Province and has received a written approval from Xi’an local tax bureau that it is granted a two-year exemption from EIT commencing on its first profitable year and a 50% reduction of the 25% EIT rate for the succeeding three years. As Xi’an Shengshi first made profit in 2009, it was exempted from EIT in 2009 and 2010, and enjoyed the preferential income tax rate of 12.5% from 2011 to 2013. Xi’an Shengshi received the HNTE certificate jointly issued by the competent governmental authorities in Shaanxi Province in September 2014. As such, Xi’an Shengshi is expected to be subject to a preferential income tax rate of 15% from 2014 to 2016 as long as it maintains its HNTE status.

Shenzhen Yuehang was subject to a 15% preferential EIT rate in 2007 as it is located in Shenzhen and then was subject to EIT on its taxable income from 2008 at the gradual rate as set out in Notice of the State Council Concerning Implementation of Transitional Rules for Enterprise Income Tax Incentives, or “Circular 39”. Since Shenzhen Yuehang is also qualified as a “manufacturing foreign-invested enterprise” incorporated prior to the effectiveness of the EIT Law, it is further entitled to a two-year exemption from EIT for the years 2008 and 2009 and preferential rates of 11%, 12% and 12.5% for the years 2010, 2011 and 2012, respectively. Shenzhen Yuehang is subject to EIT at a rate of 25% from 2013 afterwards.

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

We do not believe we and our subsidiaries established outside of the PRC are PRC resident enterprises. However, if the PRC tax authorities subsequently determine that we and our subsidiaries established outside of China should be deemed as a resident enterprise, we and our subsidiaries established outside of China will be subject to PRC income tax at a rate of 25%. In addition, under the EIT law, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign investors who are non-resident enterprises are subject to 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The BVI, where Broad Cosmos, our wholly owned subsidiary and the 100% shareholder of Shenzhen Yuehang, is incorporated, does not have such a tax treaty with China. Air Media (China) Ltd, the 100% shareholder of Chuangyi Technology Shenzhen Yuehang and Xi’an Shengshi, is incorporated in Hong Kong. According to the Mainland and Hong Kong Special Administrative Region Arrangement on Avoiding Double Taxation or Evasion of Taxation on Income agreed between China and Hong Kong in August 2006, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise). However, if the Hong Kong company is not considered to be the beneficial owner of dividends paid to it by its PRC subsidiaries under a tax notice promulgated on October 27, 2009 and the bulletin No.30 of 2012, such dividends would be subject to withholding tax at a rate of 10%. See “Item 3. Key Information — D. Risk Factors — Risks Related to our Business — Dividends payable to us by our wholly-owned operating subsidiaries may be subject to PRC withholding taxes, or we may be subject to PRC taxation on our worldwide income, and dividends distributed to our investors may be subject to more PRC withholding taxes under the PRC tax law.”

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

Revenue Recognition

Our revenues are derived from selling advertising time slots on our advertising networks. For the years ended December 31, 2015, 2016 and 2017, the advertising revenues were generated from TV-attached digital frames in airports, digital TV screens in airports, digital TV screens on airlines, trains and buses WIFI network and gas station media network.

We typically sign standard contracts with its advertising customers, who require us to run the advertiser's advertisements on our network in airports, airlines, and through WIFI network for a period of time. We recognize advertising revenues ratably over the performance period for which the advertisements are displayed, so long as collection of the fees remains probable.

We also wholesale the advertising platforms such as scrolling light boxes and billboards in the gas stations located in some major cities, with the exception of Beijing, Shanghai and Shenzhen, to advertising agents, and sign fixed fee contracts with the agents for a specified period. The revenue is recognized on a straight-line basis over the specified period.

We also provides programs like movie to each airline company, which are broadcasted in digital TV screens on airlines. We typically sign standard contracts with its airline companies, who require us to provide the programs which would play on the digital TV screens on airlines for a specified period. The revenue is recognized on a straight-line basis over the specified period.

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

Impairment of long-lived assets

Long-lived assets held and used by us are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be fully recoverable. It is possible that these assets could become impaired as a result of technology, economy or other industry changes. If circumstances require a long-lived asset or asset group to be tested for possible impairment, we first compare undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques, including discounted cash flow models, relief from royalty income approach, quoted market values and third-party independent appraisals, as considered necessary.

We make various assumptions and estimates regarding estimated future cash flows and other factors in determining the fair values of the respective assets. The assumptions and estimates used to determine future values and remaining useful lives of long-lived assets are complex and subjective. They can be affected by various factors, including external factors such as industry and economic trends, and internal factors such as our business strategy and its forecasts for specific market expansion

Income Taxes

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

The impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than not to be sustained upon audit by the relevant tax authorities. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, the Group classifies the interest and penalties, if any, as a component of the income tax expense. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100,000. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. According to Hong Kong Inland Revenue Department, the statute of limitation is six years if any company chargeable with tax has not been assessed or has been assessed at less than the proper amount, the statute of limitation is extend to 10 years if the underpayment of taxes is due to fraud or willful evasion. For years ended December 31, 2015, 2016 and 2017, the Group did not have any material interest or penalties associated with tax positions nor did the Group have any significant unrecognized uncertain tax positions. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months. The Company is not currently under examination by an income tax authority, nor has been notified that an examination is contemplated.

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

	Years Ended December 31,
	2015	2016	2017
	(In thousands of U.S. Dollars, except share, per share and per ADS data)
Consolidated Statements of Operations Data:
Revenues:
Air Travel Media Network	38,917	12,178	18,702
Gas Station Media Network	9,840	4,009	4,093
Other Media	2,109	410	1,533
Total revenues	50,866	16,597	24,328
Business tax and other sales tax	(633)	(84)	(569)
Net revenues	50,233	16,513	23,759
Cost of revenues	(89,577)	(49,042)	(58,967)
Gross loss	(39,344)	(32,529)	(35,208)
Operating expenses:
Selling and marketing	(9,611)	(12,056)	(12,747)
General and administrative	(27,102)	(44,401)	(63,507)
Impairment of fixed assets, prepaid equipment cost and intangible assets	-	(826)	(67,342)
Total operating expenses	(36,713)	(57,283)	(143,596)
Loss from operations	(76,057)	(89,812)	(178,804)
Interest income, net	472	843	2,645
Other income, net	1,383	4,243	214
Loss from continuing operations before income taxes and (loss) on equity method investments	(74,202)	(84,726)	(175,945)
Income tax expenses from continuing operations	6,421	4,483	633
Net loss before (income) loss on equity method investments	(80,623)	(89,209)	(176,578)
Income (loss) on equity method investments	2,352	(33)	(2,603)
Net loss from continuing operations	(78,271)	(89,242)	(179,181)
Less: Net (income) loss attributable to noncontrolling interests	(7,620)	23,617	22,705
Net loss from continuing operations attributable to AirMedia Group Inc.’s shareholders	(70,651)	(65,625)	(156,476)
Discontinued operation:
Net income from discontinued operations	272,879	—	—
Income tax benefits (expenses) from discontinued operations	(51,696)	—	—
Net income from discontinued operations, net of tax	221,183	—	—
Less: Net income from discontinued operations attributable to non-controlling interests	885	—	—
Net income from discontinued operations attributable to AirMedia Group Inc.’s shareholders	220,298	—	—
Net (loss)/income	142,912	—	—
Net (loss)/income attributable to AirMedia Group Inc.’s shareholders	$149,647	$(65,625)	$(156,476)

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Net Revenues. Our net revenues increased by 43.9% to $23.8 million in 2017 from $16.5 million in 2016. The increase was primarily due to the increase in revenues from air travel media network.

Revenues from air travel media network: Revenues from air travel media network increased by 53.6% from $12.2 million in 2016 to $18.7 million in 2017. Among our revenues from air travel media network, revenues from digital TV screens on airplanes were $10.3 million and $15.3 million in 2016 and 2017, respectively. The increase in revenues from digital TV screens on airplanes mainly resulted from a strong advertising market and an increase in advertisers’ demand for digital TV screens.

Revenues from the gas station media network: Revenues from the gas station media network increased by 2.1% from $4.0 million in 2016 to $4.1 million in 2017 due to a stable advertising market.

Revenues from other media: Revenues from other media were primarily revenues from our trains and buses WIFI network and film distribution business. Revenues from other media increased by 273.9% year-over-year to $1.5 million in 2017 from $0.4 million in 2016, primarily due to an increase of $0.6 million and $0.4 million in advertising market through trains and buses WIFI network, respectively.

Cost of Revenues. Our cost of revenues increased by 20.2% to $59.0 million in 2017 from $49.0 million in 2016. Our cost of revenues as a percentage of our net revenues decreased to 248.2% in 2017 from 297% in 2016. This increase was mainly due to the significant increase in our revenues. Concession fees, as one of the major component in our cost of revenue, increased by 21.7% to $28.6 million in 2017 from $23.5 million in 2016. Concession fees as a percentage of net revenues decreased to 120.4% in 2017 from 142.1% in 2016. We continued to pay much of the related concession fees in 2017 due to our obligations under the concession rights. As of the date of this annual report, concession rights contracts in connection with the business that we no longer operate have either expired or been transferred to third parties. We expect to incur concession fee costs associated only with the business lines of digital TV screens on airplanes, gas station media and our Wi-Fi business.

Operating Expenses. Our operating expenses increased by 150.7% to $143.6 million in 2017 from $57.3 million in 2016. Our total operating expenses in 2016 included share-based compensation expenses of $0.8 million while our total operating expenses in 2017 included share-based compensation expenses of $0.3 million.

•	Selling and Marketing Expenses. Our selling and marketing expenses increased by 5.7% to $12.7 million in 2017 from $12.1 million in 2016. For 2017, our selling and marketing expenses mainly consisted of $8.4 million staff expenses.

•	General and Administrative Expenses. Our general and administrative expenses increased by 43.0% to $63.5 million (including $0.3 million of share-based compensation expenses) in 2017 from $44.4 million (including $0.8 million of share-based compensation expenses) in 2016, primarily due to approximately $37.2 million in bad debt expenses incurred in 2017. During 2016, we incurred bad debt expenses of $12.7 million.

•	Impairment of fixed assets, prepaid equipment cost and intangible assets. Our impairment of fixed assets, prepaid equipment cost and intangible assets increased by 8,052.8% to $67.3 million in 2017 from $0.8 million in 2016, primarily due to the unexpected operational underperformance from Wi-Fi services on trains, long-halt buses and gas station media service in 2017.

Loss from Continuing Operations. We recorded a loss from continuing operations of $178.8 million in 2017, as compared to a loss from continuing operations of $89.8 million in 2016 as a cumulative result of the above factors.

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

•	Selling and Marketing Expenses. Our selling and marketing expenses increased by 25.4% to $12.1 million in 2016 from $9.6 million in 2015. For 2016, our selling and marketing expenses mainly consisted of $8.6 million staff expenses. We restructured our selling and marketing team and incurred higher expenses compared to last year.

•	General and Administrative Expenses. Our general and administrative expenses increased by 63.8% to $44.4 million (including $0.8 million of share-based compensation expenses) in 2016 from $27.1 million (including $0.6 million of share-based compensation expenses) in 2015, primarily due to approximately $12.7 million in bad debt expenses incurred in 2016. During 2015, we incurred a recovery of bad debt expenses of $2.7 million and nil impairment charge.

•	Impairment of fixed assets, prepaid equipment cost and intangible assets. Our impairment of fixed assets, prepaid equipment cost and intangible assets increased by 0.8 million in 2016 from nil in 2015, primarily due to impairment charge to the gas station equipment in 2016.

Loss from Continuing Operations. We recorded a loss from continuing operations of $89.8 million in 2016, as compared to a loss from continuing operations of $76.1 million in 2015 as a cumulative result of the above factors.

Net income from discontinued operations. We recorded nil of net income from discontinued operations in 2016 compared with $272.9 million in 2015.

Share-based Compensation

2007 Share incentive plan

On July 2, 2007, the Board of Directors adopted the 2007 share incentive plan (the “2007 Option Plan”), which allows us to grant options to its employees and directors to purchase up to 12,000,000 ordinary shares of the Company subject to vesting requirement.

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

On June 9, 2014, Board of Directors of the Group approved to extend the expiration date of the options granted on November 1, 2012 from November 11, 2014 to November 11, 2016. Modified award is viewed as an exchange of the original award for a new award. The fair value of the stock options, which was $0.25 per share as of the modification date, was estimated using the Black-Scholes model. The incremental compensation cost of the modified award was $4,000, which was recognized as share-based compensation expense for the year ended December 31, 2014.

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

On August 23, 2011, the Board of Directors approved the adjustment of the exercise price of certain stock options that were granted on July 2, 2007, July 20, 2007, November 29, 2007, July 10, 2009 and March 22, 2011, which were subsequently modified from $1.57 per share to $1.15 per share. The fair value of the options on the modification date was $0.21, $0.22, $0.26, $0.39 and $0.53 per share, respectively, calculated using the Black-Scholes model. The incremental compensation cost of the re-priced options was $1.3 million, of which $1.0 million was recognized on the modification date, and the remainder to be recognized over the remaining service period.

In September 2012, the former CFO of the Group resigned. Of the 600,000 options granted to her on March 22, 2011, 300,000 were vested through her date of resignation. In conjunction with her resignation, she signed a supplementary agreement with the Group that granted her 100,000 immediately exercisable options and 200,000 options that would vest through September 22, 2013. During the vesting period, she would provide consulting service as a consultant. For the 100,000 immediately exercisable options, a measurement date was reached upon grant and the Group immediately recognized $35,000 share-based compensation expenses. For the 200,000 options that vested through September 22, 2013, the Group recognized expense based on the fair value of the options as of each reporting date through the measurement date. For the years ended December 31, 2015, 2016 and 2017, the Group recognized nil share-based compensation expense for these options, respectively.

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

We recorded share-based compensation of $0.6 million, $0.8 million and $0.3 million for the years ended December 31, 2015, 2016 and 2017, respectively.

Inflation

Historically inflation has not had a significant effect on our business. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2015, 2016 and 2017 was increase of 1.6%, 2.1% and 1.6%, respectively.

Although it has not materially impacted our results of operations in 2017, we can provide no assurance that we will not be affected in the future by potentially higher rates of inflation in China. For example, certain operating costs and expenses, such as employee compensation and office operating expenses, may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

B.	Liquidity and Capital Resources

To date, we have financed our operations primarily through internally generated cash, the sale of preferred shares in private placements and the proceeds we received from our initial public offering.

The Group incurred losses from operations of $89.8 million and $178.8 million for the years ended December 31, 2016 and 2017. As of December 31, 2017, the Group had shareholders’ deficit of $172.3 million. The Group had negative cash flows from operating activities for the years ended December 31, 2016 and 2017, the net cash used in operating activities was $103.6 million and $58.6 million for the years ended December 31, 2016 and 2017. These conditions raise substantial doubt about the Group’s ability to continue as a going concern.

The Group intends to meet the cash requirements for the next 12 months from the issuance date of this report through a combination of debt, equity financing by way of private placements, friends, family and business associates and management financial support. The Group will focus on the following activities:

1. The Group plans to pledge the residual 20.18% shares of equity interest of AM Advertising in bank of Beijing to acquire the long-term borrowing amounted to $30.7 million (RMB 200 million), the pledge plan is in process of bank of Beijing’s approval.

2. The Group is in the process of selling the residual 20.18% shares of AM Advertising to third parties.

3. The Group plans to issue one of its subsidiary’s shares to finance $23.1 million (RMB 150 million) from potential investor.

4. The Group is focusing on improving operation efficiency and cost reduction to standardize operations, enhance internal controls, and create synergy of the Company’s resources.

The Group has also acquired the financial support letter from Mr. Man Guo and Mr. Qing Xu, Mr. Man Guo and Mr. Qing Xu express their willingness and intent to provide the necessary financial support to the Group, so as to enable the Group to meet its liabilities as and when it falls due and to carry on its business without a significant curtailment of operations for the next 12 months from the issuance date of this report.

As a result, management prepared the consolidated financial statements assuming the Group will continue as a going concern. However, there is no assurance that the measures above can be achieved as planned. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Cash Flow

The following table shows our cash flows with respect to operating activities, investing activities and financing activities for the years ended December 31, 2015, 2016 and 2017:

	Years Ended December 31,
	2015	2016	2017
Net cash used in operating activities	(69,062)	(103,610)	(58,570)
Net cash provided by (used in) investing activities	88,142	130,582	(47,166)
Net cash provided by financing activities	2,141	11,130	874
Effect of exchange rate changes	(1,698)	(7,515)	5,787
Net increase/(decrease) in cash	19,523	30,587	(99,075)
Cash, cash equivalents and restricted cash at the beginning of the year	67,437	86,960	117,547
Cash, cash equivalents and restricted cash at the end of the year	86,960	117,547	18,472

Operating Activities

Net cash used in operating activities was $58.6 million for the year ended December 31, 2017. Net cash used in continuing operating activities was primarily attributable to (1) a net loss of $179.2 million, and (2) a decrease of other non-current assets of $1.3 million, partially offset by (1) certain non-cash expenses that did not result in cash outflow (principally bad debt expenses of $37.3 million and impairment of property and equipment, prepaid equipment cost and intangible assets of $67.3 million) and (2) depreciation and amortization of $12.0 million.

Net cash used in operating activities was $103.6 million for the year ended December 31, 2016. Net cash used in continuing operating activities was primarily attributable to (1) a net loss of $89.2 million, (2) a decrease in income tax payable of $27.4 million and (3) a decrease due to related parties of $15.0 million, partially offset by (1) certain non-cash expenses that did not result in cash outflow (principally bad debt expenses of $12.7 million) and (2) depreciation and amortization of $13.0 million.

Net cash used in operating activities was $69.1 million for the year ended December 31, 2015, consisting of net cash used in continuing operating activities of $32.3 million and net cash used in discontinued operating activities of $36.8 million. Net cash used in continuing operating activities was primarily attributable to (1) certain non-cash expenses that did not result in cash outflow, principally the depreciation and amortization of $5.8 million, (2) an increase of other current assets of $16.1 million, (3) a decrease of $8.6 million in accounts payable and (4) a decrease of $6.8 million in accrued expenses and other current liabilities.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2017 amounted to $47.2 million.  The amount of net cash provided by continuing investing activities was principally attributable to (1) loan to third parties of $22.6 million, (2) purchase of long term investment of $17.4 million and (3) purchase of property and equipment of $7.2 million.

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

Net cash provided by investing activities for the year ended December 31, 2015 amounted to $88.1 million, consisting of net cash used in continuing investing activities of $0.8 million, offset by net cash provided by discontinued investing activities of $88.9 million. The amount of net cash used in continuing investing activities was principally attributable to (1) purchase of property and equipment of $6.1 million, (2) purchase of long term investments of $3.0 million, (3) acquisition of Guangzhou Xinyu of $4.8 million, offset by (4) net amount received upon settlement of short-term investment of $14.2 million.

Prepaid Equipment Costs

On May 12, 2013, we entered into an agreement with Elec-Tech International Co., Ltd., or Elec-Tech, to exchange the equity interests of GreatView Media, one of our VIE subsidiaries, with LED screens from Elec-Tech, pursuant to which Elec-Tech would invest $104.0 million in total (equivalent to RMB640 million) to purchase approximately 21.27% of the equity interest of GreatView Media. In exchange, GreatView Media undertook to exclusively use the equal amounts of such injections to purchase LED screens from Elec-Tech or its subsidiaries. We considered this transaction a nonmonetary transaction. We measured the fair value of equity interests surrendered based on the fair value of LED screens received, which is more clearly determinable. We would not recognize any gain or loss from this transaction. As of December 31, 2016, the prepaid equipment cost amounting to $16.2 million, all of which are prepayment for LED screens. For the year ended December 31, 2017, the Group recognized an impairment loss of $16.6 million from this transaction as the ordered equipment was out of dated, of which the increase was due to the exchange rate fluctuation, and the prepaid equipment cost amounting to $290 mainly represented the prepayment made for the leasehold improvement.

Capital Expenditures

Our capital expenditures were made primarily to purchase equipment for our network, including network construction for our gas station media network and our Wi-Fi business. We also exchange advertising time slots with other entities for digital TV screens and other equipment through barter transactions.

Our capital expenditures were $5.1 million in 2015, $21.6 million in 2016 and $7.2 million in 2017, respectively.

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

Financing Activities

Net cash provided by financing activities amounted to $0.9 million for the year ended December 31, 2017, consisting of capital contribution from non-controlling interest holders of $0.9 million.

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

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes the revenue recognition requirements in Topic 605, Revenue Recognition. The core principle of Topic 606 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services.

To determine revenue recognition for arrangements that an entity determines are within the scope of Topic 606, the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. Topic 606 also impacts certain other areas, such as the accounting for costs to obtain or fulfill a contract. The standard also requires disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

Management has adopted this standard effective January 1, 2018 using the modified-retrospective approach, in which case the cumulative effect of applying the standard would be recognized at the date of initial application. The Company also estimates there were no material impact to the beginning balance of retained earnings.

In January 2016, the FASB issued ASU 2016-01, "Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities" This guidance revises the accounting related to the classification and measurement of investments in equity securities as well as the presentation for certain fair value changes in financial liabilities measured at fair value, and amends certain disclosure requirements. The guidance requires that all equity investments, except those accounted for under the equity method of accounting or those resulting in the consolidation of the investee, be accounted for at fair value with all fair value changes recognized in income. For financial liabilities measured using the fair value option, the guidance requires that any change in fair value caused by a change in instrument-specific credit risk be presented separately in other comprehensive income until the liability is settled or reaches maturity. The guidance is effective for interim and annual reporting periods in fiscal years beginning after December 15, 2017, with early adoption permitted for certain provisions. A reporting entity would generally record a cumulative-effect adjustment to beginning retained earnings as of the beginning of the first reporting period in which the guidance is adopted. The Group estimated that the adoption of ASU No. 2016-01 will not have a significant impact on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application of the guidance is permitted. In transition, entities are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. In July 2018, the FASB issued ASU No. 2018-10 and No. 2018-11, Leases (ASC 842). ASU 2018-10 provides narrow amendments that clarify how to apply certain aspects of the guidance in ASU 2016-02. ASU 2018-11 provides entities with an option of an additional transition method, by allowing entities to initially apply the new leases standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. It also provides lessors an option to not separate lease and non-lease components when certain criteria are met. The Group is in the process of evaluating the impact that this guidance will have on its consolidated financial statements.

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

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, to provide guidance on the presentation and classification of certain cash receipts and cash payments on the statement of cash flows. The guidance specifically addresses cash flow issues with the objective of reducing the diversity in practice. The guidance will be effective for the Company in fiscal year 2018, but early adoption is permitted. The adoption of this guidance is not expected to have a material impact on the Group's consolidated financial condition, results of operations or cash flows.

In November 2016, the FASB issued ASU No. 2016-18, "Statement of Cash Flows: Restricted Cash". The amendments address diversity in practice that exists in the classification and presentation of changes in restricted cash on the statement of cash flows. The amendment is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Group elected to early adopt this guidance on a retrospective basis and have applied the changes to the consolidated statements of cash flows for the years ended December 31, 2015, 2016 and 2017.

In May 2017, the FASB issued ASU No. 2017-09 (“ASU 2017-09”) to provide guidance to clarify when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the changes in terms or conditions. ASU 2017-09 is effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted and application is prospective. The Group estimated that the adoption of this guidance will not have a material impact on its consolidated financial statements.

In February 2018, the FASB issued ASU 2018-02, Income Statement Reporting Comprehensive Income (Topic 220). The amendments in this Update allow a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act. Consequently, the amendments eliminate the stranded tax effects resulting from the Tax Cuts and Jobs Act and will improve the usefulness of information reported to financial statement users. However, because the amendments only relate to the reclassification of the income tax effects of the Tax Cuts and Jobs Act, the underlying guidance that requires that the effect of a change in tax laws or rates be included in income from continuing operations is not affected. The amendments in this Update also require certain disclosures about stranded tax effects. Public business entities should apply the amendments in ASU 2018-02 for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption of the amendments in this Update is permitted, including adoption in any interim period, (1) for public business entities for reporting periods for which financial statements have not yet been issued and (2) for all other entities for reporting periods for which financial statements have not yet been made available for issuance. The Company is currently evaluating the impact of adopting ASU 2018-02 on its consolidated financial statements.

In February 2018, the FASB issued guidance to address the income tax accounting treatment of the tax effects within other comprehensive income due to the enactment of the Tax Cuts and Jobs Act (the “Tax Act”). This guidance allows entities to elect to reclassify the tax effects of the change in the income tax rates from other comprehensive income to retained earnings. The guidance is effective for periods beginning after December 15, 2018 although early adoption is permitted. In March 2018, the FASB issued ASU No. 2018-05, Income Tax (Topic 740) - Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 118. This update adds SEC paragraphs pursuant to the SEC Staff Accounting Bulletin No. 118, which expresses the view of the staff regarding application of Topic 740, Income Taxes, in the reporting period that includes December 22, 2017 - the date on which the Tax Act was signed into law. The Company has completed the assessment of the adoption of this guidance on its consolidated financial statements, and the Group does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements

In June, 2018, the FASB issued ASU No. 2018-07 to provide guidance to reduce cost and complexity and to improve financial reporting for share-based payments issued to nonemployees (for example, service providers, external legal counsel, suppliers, etc.). The amendments in this ASU are effective for public companies for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. The Group does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

Recently issued ASUs by the FASB, except for the ones mentioned above, and are not expected to have a significant impact on the Company’s consolidated results of operations or financial position.

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

F.	Tabular Disclosure of Contractual Obligations

We have entered into operating lease agreements primarily for our office spaces in China. These leases expire through 2018 and are renewable upon negotiation. In addition, the contract terms of our concession rights contracts are usually three to five years. Most of these concession rights expire through 2018 and are renewable upon negotiation. The following table sets forth our contractual obligations and commercial commitments as of December 31, 2017:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of U.S. Dollars)
Operating lease agreements	$3,068	$2,494	$539	$35	$-
Concession rights contracts	74,297	25,935	43,977	4,385	-
Total	$77,365	$28,429	$44,516	$4,420	$-

G.	Safe Harbor

See the section headed “Forward-Looking Information”.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth certain information regarding our directors and executive officers as of October 17, 2018. Masseurs. Song Ye and Bo Yang each resigned as a member of our Vice president effective as of June 2017 and October 2017 for personal reasons. The resignations of Masseurs. Song Ye and Bo Yang were not due to any disagreement with us regarding our business, finance, accounting and/or any other affairs.

NAME	AGE	POSITION
Herman Man Guo	54	Chairman, Chief Executive Officer and Director
Richard Peidong Wu	53	Chief Financial Officer
Qing Xu	57	Director and Executive President
Conor Chiahung Yang	55	Independent Director
Shichong Shan	87	Independent Director
Dong Wen	52	Independent Director
Songzuo Xiang	53	Independent Director
Hua Zhuo	48	Independent Director
Peng Zhou	38	Vice President
Hong Li	47	Vice President
Rong Guo	49	Vice President
Juntao Zhen	43	Vice President

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

Mr. Conor Chiahung Yang has served as our independent director since March 2013. Mr. Yang is the president and cofounder of Black Fish Group. Previously, Mr. Yang was the chief financial officer of Tuniu Corporation from January 2013 to November 2017. Mr. Yang was the chief financial officer of E-Commerce China Dangdang Inc. from March 2010 to July 2012 and the chief financial officer of our company, from March 2007 to March 2010. Mr. Yang was the chief executive officer of Rock Mobile Corporation from 2004 to February 2007. From 1999 to 2004, Mr. Yang served as the chief financial officer of the Asia Pacific region for CellStar Asia Corporation. Mr. Yang was an executive director of Goldman Sachs (Asia) L.L.C. from 1997 to 1999. Prior to that, Mr. Yang was a vice president of Lehman Brothers Asia Limited from 1994 to 1996 and an associate at Morgan Stanley Asia Limited from 1992 to 1994. Mr. Yang currently serves as an independent director of China Online Education Group. Mr. Yang received his MBA degree from University of California, Los Angeles in 1992 and his bachelor’s degree from Fu Jen University in Taiwan in 1985. .

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

Mr. Juntao Zhen has served as our vice president and the general manager of WIFI business since 2017. Prior joining us, Mr. Zhen served as the as the chief architect and chief architect team leader of NOKIA Beijing research and development center, he was responsible for the system architecture of mobile communication equipment, software and hardware technology development and team management in NOKIA Beijing research and development center.

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

In 2017, the aggregate cash compensation to our executive officers was approximately $0.8 million and the aggregate cash compensation to our non-executive directors was approximately $0.2 million. Our PRC subsidiaries and consolidated VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits. Other than the above-mentioned pension insurance mandated by applicable PRC law, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company except as required under applicable PRC law.

Share Options

In July 2007, we adopted the 2007 Option Plan to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. In December 2009, we amended the 2007 Option Plan by increasing the maximum aggregate number of shares issuable under the plan from 12,000,000 to 17,000,000. In March 2011, our board of directors authorized the issuance of 2,000,000 ordinary shares under the 2011 Option Plan with the same aim as the 2007 Option Plan. In 2012, our board of directors adopted the 2012 Option Plan, under which we are authorized to grant restricted shares or options and other awards for a total issuance of up to 6,000,000 ordinary shares. As of December 31, 2017, options to purchase 7,719,210 of our ordinary shares were outstanding. The majority of these options will vest on a straight-line basis over a three-year period, with one-twelfth of the options vesting each quarter from the date of grant.

The following table summarizes, as of December 31, 2017, the outstanding options granted to our executive officers, directors and to other individuals as a group under our 2007 Option Plan, as amended, 2011 Option Plan and 2012 Option Plan.

Name	Ordinary Shares Underlying Options	Exercise Price ($/Share)(1)	Date of Grant	Expiration Date
Herman Man Guo	2,000,000	1.15	July 2, 2007	July 2, 2017
Richard Peidong Wu	1,276,620	1.025	June 1, 2014	June 1, 2019
Qing Xu	*	1.15	March 22, 2011	March 22, 2021
Conor Chia-hung Yang	*	1.15	July 2, 2007	July 2, 2017
	*	1.15	November 29, 2007	November 29, 2015
	*	1.15	July 10, 2009	July 10, 2016
Shichong Shan	*	1.15	July 20, 2007	July 20, 2017
Dong Wen	—	N/A	N/A	N/A
Songzuo Xiang	*	1.15	July 10, 2009	July 10, 2016
Hua Zhuo	—	N/A	N/A	N/A
Song Ye	—	N/A	N/A	N/A
Bo Yang	—	N/A	N/A	N/A
Peng Zhou	—	N/A	N/A	N/A
Hong Li	—	N/A	N/A	N/A
Rong Guo	—	N/A	N/A	N/A
Other individuals as a group	200,000	1.57	July 20, 2007	July 20, 2017
Other individuals as a group	389,534	1.15	July 20, 2007	July 20, 2017
Other individuals as a group	—	1.57	November 29, 2007	November 29, 2015
Other individuals as a group	385,000	1.15	November 29, 2007	November 29, 2015
Other individuals as a group	706,000	1.15	July 10, 2009	July 10, 2016
Other individuals as a group	—	1.57	July 10, 2009	July 10, 2016
Other individuals as a group	—	1.15	July 10, 2009	July 10, 2016
Other individuals as a group	—	1.15	March 22, 2011	September 1, 2017
Other individuals as a group	200,000	1.15	March 22, 2011	March 22, 2016
Other individuals as a group	600,000	1.15	March 22, 2011	March 22, 2021
Other individuals as a group	—	0.72	September 4, 2012	May 31, 2016
Other individuals as a group	—	1.025	June 1, 2014	April 1, 2016
Other individuals as a group	200,000	1.025	June 1, 2014	June 1, 2019
Other individuals as a group	—	1.045	August 1, 2014	January 31, 2016
Other individuals as a group	—	1.675	May 12, 2015	January 1, 2016
Other individuals as a group	—	1.675	May 12, 2015	April 1, 2016
Other individuals as a group	180,000	1.675	May 12, 2015	May 12, 2020
Other individuals as a group	40,000	1.045	August 1, 2014	August 1, 2019

*	Aggregate beneficial ownership of our company by such officer or director is less than 1% of our total outstanding ordinary shares.

(1)	On August 23, 2011, in order to provide better incentive to our employees, our board of directors approved an adjustment to the exercise price of a portion of the stock options previously granted to certain optionees on July 2, 2007, July 20, 2007, November 29, 2007, July 10, 2009 and March 22, 2011. The exercise price for the adjusted portion of the options is $1.15 per ordinary share and the exercise price for the unadjusted portion will remain the same at $1.57 per ordinary share.

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

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skills they actually possess and exercise such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to our company, our directors must ensure compliance with our amended and restated memorandum and articles of association, as amended and restated from time to time, and the rights vested thereunder in the holders of the shares. Our directors owe their fiduciary duties to our company and not to our company's individual shareholders, and it is our company which has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

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

We had 415, 1,052  and 845 employees as of December 31, 2015, 2016 and 2017, respectively. The following table sets forth the number of our employees by area of business as of December 31, 2015, 2016 and 2017, respectively:

	As of December 31,
	2015		2016		2017
	Number of Employees	% of Total	Number of Employees	% of Total	Number of Employees	% of Total
Sales and Marketing Department	57	13.7	387	36.8	242	28.6
Quality Control and Technology Department	175	42.2	317	30.1	253	29.9
Programming Department	19	4.6	124	11.8	129	15.4
Resources Development Department	15	3.6	15	1.4	13	1.5
General Administrative and Accounting	149	35.9	209	19.9	208	24.6
Total	415	100.0	1,052	100.0	845	100.0

The following table sets forth the breakdown of employees by geographic location as of December 31, 2017:

City	Number of Employees	% of Total
Beijing	412	48.8
Guangzhou	100	11.8
Shenyang	38	4.5
Others	295	34.9
Total	845	100.0

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

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of August 31, 2018, by:

•	each of our directors and executive officers; and

•	each principal shareholder, or person known to us to own beneficially more than 5.0% of our ordinary shares.

The calculations in the shareholder table below are based on 125,629,779 ordinary shares outstanding as of October 17, 2018 (excluding 2,032,278 ordinary shares and ordinary shares represented by ADSs reserved for settlement upon exercise of our incentive share awards).  Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days after October 17, 2018, the most recent practicable date, including through the exercise of any option, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Herman Man Guo(1)	19,505,980	15.5%
Richard Peidong Wu	*	*
Qing Xu(2)	1,600,000	1.3%
Conor Chiahung Yang	*	*
Shichong Shan	*	*
Dong Wen	—	—
Songzuo Xiang	*	*
Hua Zhuo	—	—
Song Ye	—	—
Bo Yang	—	—
Peng Zhou	—	—
Hong Li	—	—
Rong Guo	—	—
All directors and executive officers	34,916,661	27.8%

Principal Shareholders:
Dan Shao (3)	20,584,214	16.4%
Wealthy Environment Limited(4)	17,505,980	13.9%
Bison Capital Media Limited (5)	12,000,000	9.6%
First Manhattan Co., First Beijing Investment (Cayman) Limited, First Beijing Investment Limited(6)	937,992	2.77%

*	Aggregate beneficial ownership of our company by such director or officer is less than 1% of our total outstanding ordinary shares.

(1)	Includes (i) 16,105,980 ordinary shares held by Wealthy Environment Limited, a BVI company wholly owned by Mr. Herman Man Guo, (ii) 1,400,000 ordinary shares represented by American Depositary Shares held by Wealthy Environment Limited and (iii) 2,000,000 ordinary shares issuable upon exercise of options held by Mr. Guo that are exercisable within 60 days.

(2)	Includes (i) 1,000,000 ordinary shares held by Mambo Fiesta Limited, a BVI company wholly owned by Mr. Qing Xu, and (ii) 600,000 ordinary shares issuable upon exercise of options held by Mr. Xu that are exercisable within 60 days.

(3)	Includes (i) 20,000,000 ordinary shares held by Global Earning Pacific Limited and (ii) 584,214 ordinary shares represented by ADSs that Ms. Dan Shao purchased in one or more open-market transactions. Global Earning Pacific Limited, a company incorporated in BVI, is wholly owned and controlled by Ms. Dan Shao, Mr. Herman Man Guo’s wife. The registered address of Global Earning Pacific Limited is OMC Chambers, Wickham Cay 1, Road Town Tortola, BVI.

(4)	Includes (i) 16,105,980 ordinary shares held by Wealthy Environment Limited, and (ii) 1,400,000 ordinary shares represented by American Depositary Shares held by Wealthy Environment Limited. Wealthy Environment Limited, a company incorporated in BVI, is wholly owned and controlled by Herman Man Guo. The registered address of Wealthy Environment Limited is P.O. Box 173, Kingston Chambers, Road Town Tortola, BVI.

(5)	The address of Bison Capital Media Limited is c/o Bison Capital Holding Company Limited, 609-610, 21st Century Tower, 40 Liangmaqiao Road, Chaoyang District, Beijing, People’s Republic of China, 100016. Bison Capital Media Limited, a Cayman Islands company, is wholly-owned by Bison Capital Holding Company Limited, a Cayman Islands company, which is in turn wholly owned by Ms. Fengyun Jiang, a citizen of Hong Kong Special Administrative Region. Ms. Jiang is the sole director of both Bison Capital Media Limited and Bison Capital Holding Company Limited. Ms. Jiang possesses the power to direct the voting and disposition of the shares owned by Bison Capital Media Limited and may be deemed to have beneficial ownership of such shares.

(6)	Based on Schedule 13G filed with the SEC on February 9, 2018 jointly by First Manhattan Co., a New York limited partnership, First Beijing Investment (Cayman) Limited, a Cayman Islands company, and First Beijing Investment Limited, a Hong Kong company. According to the Schedule 13G, as of December 31, 2017, First Manhattan Co. had sole voting power and sole investment power with respect to 800,000 ordinary shares of the Company and shared voting power and shared investment power with respect to 312,664 ordinary shares of the Company, or 1.77% of the 125,629,779 shares that the Company reported as outstanding as of May 31, 2017. First Beijing Investment (Cayman) Limited and First Beijing Investment Limited each had shared voting power and shared investment power with respect to 312,664 ordinary shares, or 0.50% of the 125,629,779 shares that the Company reported as outstanding as of May 31, 2017.

(7)	The business address of First Manhattan Co. is 399 Park Avenue, New York, NY 10022. The business address of First Beijing Investment (Cayman) Limited is Scotia Centre, 4th Floor, P.O. Box 2804, George Town, Grand Cayman KY1-1112, Cayman Islands. The business address of First Beijing Investment Limited is Level 15, Yardley Commercial Building, 1-6 Connaught Road, West Sheung Wan, Hong Kong.

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

As of October 17, 2018, 125,629,779 of our ordinary shares were issued and outstanding, of which 2,032,278 ordinary shares are issued to our depositary bank reserved for future exercise of vested options. To our knowledge, we had only one record shareholder in the United States, JPMorgan Chase Bank, N. A., which is the depositary of our ADS program and held approximately 71% of our total outstanding ordinary shares as of October 17, 2018. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

For the options granted to our directors, officers and employees, please refer to “— B. Compensation — Share Options.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B.	Related Party Transactions

Contractual Arrangements

Our consolidated VIEs, Beijing Yuehang, and Linghang Shengshi, together with their subsidiaries, directly operate our air travel advertising network, enter into related concession rights contracts and sell advertising time slots and advertising locations to our advertisers. Our consolidated VIE, AM Online, along with its subsidiaries, enters into concession rights contracts in relation to our Wi-Fi business and is directly operate this business and enter into related business contracts. We have been and expect to continue to be dependent on our VIEs to operate our advertising business and Wi-Fi business. Chuangyi Technology has entered into contractual arrangements with our VIEs, pursuant to which Chuangyi Technology provides exclusive technology support and service and technology development services in exchange for payments from them. In addition, Chuangyi Technology has entered into agreements with our VIEs and each of their individual shareholders (except Yi Zhang), which provide Chuangyi Technology with the substantial ability to control our VIEs. These agreements are summarized in the following paragraphs.

•

Technology support and service agreements: Chuangyi Technology provides exclusive technology support and consulting services to our VIEs and in return, the VIEs are required to pay Chuangyi Technology service fees. Except for AM Online, the VIEs pay to Chuangyi Technology annual service fees in the amount that guarantee that the VIEs can achieve, after deducting such service fees payable to Chuangyi Technology, a net cost- plus rate of no less than 0.5% in the case of Linghang Shengshi and Jiaming Advertising, or 1.0% in the case of Beijing Yuehang. It is at Chuangyi Technology’s sole discretion that the rate and amount of service fees ultimately charged the VIEs under these agreements are determined. The “net cost-plus rate” refers to the operating profit as a percentage of total costs and expenses of a certain entity. The technology support and service fees for each given year payable by AM Online to Chuangyi Technology under AM Online’s technology support and service agreement shall be determined by AM Online and Chuangyi Technology at the first month of such year taking into account several factors. Those factors include the credential of the team of Chuangyi Technology that provides services to AM Online, the number of service hours, the nature and value of the services provided by Chuangyi Technology, the extent to which Chuangyi Technology provides patent or other license to AM Online in its provision of technology support and service and the correlation between AM Online’s results of operations and the technology support and service provided by Chuangyi Technology. In the event Chuangyi Technology finds it necessary to make subsequent adjustment to the amount of fees, AM Online shall negotiate in good faith with Chuangyi Technology to determine the new fee. The technology support and service agreements are effective for ten years and such term is automatically renewed upon their expiration unless either party to an agreement informs the other party of its intention not to extend at least twenty days prior to the expiration of these agreements.

•	Technology development agreements: Our VIEs exclusively engage Chuangyi Technology to provide technology development services. Chuangyi Technology owns the intellectual property rights developed in the performance of these agreements. Except for AM Online, the VIEs pay to Chuangyi Technology annual service fees in the amount that guarantee that the VIEs can achieve, after deducting such service fees payable to Chuangyi Technology, a net cost-plus rate of no less than 0.5% in the case of Linghang Shengshi and Jiaming Advertising, which final rate should be determined by Chuangyi Technology. It is at Chuangyi Technology’s sole discretion the rate and amount of fees ultimately charged the VIEs under these agreements are determined. The “net cost-plus rate” refers to the operating profit as a percentage of total costs and expenses of a certain entity. The technology development fees for each given year payable by AM Online to Chuangyi Technology under AM Online’s technology development agreement shall be determined by AM Online and Chuangyi Technology at the first month of such year taking into account several factors. Those factors include the credential of the team of Chuangyi Technology that provides services to AM Online, the number of service hours, the nature and value of the services provided by Chuangyi Technology, the extent to which Chuangyi Technology provides patent or other license to AM Online in its provision of technology development service and the correlation between AM Online’s results of operations and the technology development service provided by Chuangyi Technology. In the event Chuangyi Technology finds it necessary to make subsequent adjustment to the amount of fees, AM Online shall negotiate in good faith with Chuangyi Technology to determine the new fee. The technology development agreements are effective for ten years and such term is automatically renewed upon their expiration unless either party informs the other party of its intention not to extend at least twenty days prior to the expiration of these agreements.

•	Exclusive Technology Consultation and Service Agreement: AM online exclusively engages Chuangyi Technology to provide consultation services in relation to management, training, marketing and promotion. AM Online agrees to pay to Chuangyi Technology the amount of annual service fees as determined by Chuangyi Technology. In the event Chuangyi Technology finds it necessary to make subsequent adjustment to the amount of fees, AM Online shall negotiate in good faith with Chuangyi Technology to determine the new fees. The exclusive technology consultation and service agreement remains effective for ten years and such term may be reviewed by Chuangyi Technology’s written confirmation prior to the expiration of the agreement term.

•	Call option agreements: Under the call option agreements between Chuangyi Technology and the individual shareholders (except Yi Zhang) of Linghang Shengshi, Beijing Yuehang and Jiaming Advertising, the shareholders of those VIEs irrevocably granted Chuangyi Technology or its designated third party an exclusive option to purchase from the VIEs’ shareholders, to the extent permitted under PRC law, all the equity interests in the VIEs, as the case may be, for the minimum amount of consideration permitted by the applicable law without any other conditions. Under the call option agreements between Chuangyi Technology and the shareholders of AM Online, the shareholders of AM Online (except Yi Zhang) irrevocably granted Chuangyi Technology or its designated third party an exclusive option to purchase from the shareholders of AM Online, to the extent permitted under PRC law, all the equity interests in AM Online, as the case may be. To the extent the applicable PRC law does not require the valuation of the subject equity interests and does not otherwise restrict the purchase price for such equity interests, such purchase price shall equal the amount of actual payment made by the respective shareholders of AM Online with respect to the equity interests whether in the form or share capital injection or secondary purchase price. If and where the applicable PRC law requires the valuation of the subject equity interests or otherwise has restrictions on the purchase price for such equity interests, such purchase price shall equal the minimum amount of consideration permitted by the applicable law. In addition, under these agreements (except for the call option agreements between Chuangyi Technology and the shareholders of AM Online), Chuangyi Technology has undertaken to act as guarantor of VIEs in all operations-related contracts, agreements and transactions and commit to provide loans to support the business development needs of VIEs or if the VIEs suffer operating difficulties, provided that the relevant VIE’s shareholders satisfy the terms and conditions in the call option agreements. Under PRC laws, to provide an effective guarantee, a guarantor needs to execute a specific written agreement with the beneficiary of the guarantee. As Chuangyi Technology has not entered into any written guarantee agreements with any third party beneficiaries to guarantee the VIEs’ performance obligations to these third parties, none of these third parties can demand performance from Chuangyi Technology as a guarantor of the VIEs’ performance obligations. The absence of a written guarantee agreement, however, does not affect our conclusion that we are the primary beneficiary of the VIEs and in turn should consolidate the financials of the VIEs. The term of each call option agreement is ten years and such terms can be renewed upon expiration at Chuangyi Technology’s sole discretion. In January 2016, shareholders of AM Online, Linghang Shengshi and Jiaming Advertising (except Yi Zhang) entered into a supplement agreement to provide that, without respect to the changes in equity interest percentages of those shareholders in the respective VIEs, the relevant provisions of the respective call option agreements shall continue to apply.

•	Equity pledge agreements: Under the equity pledge agreements between Chuangyi Technology and the individual shareholders of our VIEs other than AM Online, the individual shareholders of those VIEs (except Yi Zhang) pledged all of their equity interests, including the right to receive declared dividends, in those VIEs to Chuangyi Technology to guarantee those VIEs’ performance of their obligations under the technology support and service agreement and the technology development agreement. Under the equity pledge agreements between Chuangyi Technology and the shareholders of AM Online, the shareholders of AM Online (except Yi Zhang) pledged all of their equity interests, including the right to receive declared dividends, in AM Online to Chuangyi Technology to guarantee the performance by AM Online of its obligations under its call option agreement and its exclusive technology consultation and service agreement. If the VIEs fail to perform its obligations set forth in the applicable agreements, Chuangyi Technology shall be entitled to exercise all the remedies and powers set forth in the provisions of the applicable equity pledge agreements. Those agreements remain effective for as long as the technology support and service agreements and technology development agreement are effective, or, in the case of AM Online, until two years after the term of the obligations under the call option agreement and exclusive technology consultation and service agreement. Pursuant to the PRC Property Rights Law, an equity pledge is not perfected as a security property right unless it is registered with the competent local administration for industry and commerce. We have not yet registered the share pledges by shareholders of AM Online, Linghang Shengshi and Jiaming Advertising. In January 2016, shareholders of AM Online, Linghang Shengshi and Jiaming Advertising (except Yi Zhang) entered into a supplement agreement to provide that, without respect to the changes in equity interest percentages of those shareholders in the respective VIEs, the relevant provisions of the respective equity pledge agreements shall continue to apply.

•	Authorization letters: Each individual shareholder of the VIEs (except Yi Zhang) has executed an authorization letter to authorize persons appointed by Chuangyi Technology to exercise certain of its rights, including voting rights, the rights to enter into legal documents and the rights to transfer any or all of its equity interest in the VIEs. The authorization letters by the shareholders of our VIEs will remain effective during the operating periods of the respective VIEs and for so long as the respective parties remain shareholders of the VIEs unless terminated earlier by Chuangyi Technology or unless the call option agreement with respect to VIEs is terminated prior to its expiration.

Through the above contractual arrangements, Chuangyi Technology has obtained the voting interest in the VIEs of all their shareholders (except Yi Zhang), has the right to receive substantially all dividends declared and paid by the VIEs and may receive substantially all of the net income of the VIEs through the technical support and service fees as determined by Chuangyi Technology at its sole discretion. Accordingly, we have consolidated the VIEs because we believe, through the contractual arrangements, (1) Chuangyi Technology could direct the activities of the VIEs that most significantly affect its economic performance and (2) Chuangyi Technology could receive substantially all of the benefits that could be potentially significant to the VIEs. Other than the contractual arrangements described above, because the management and certain employees of Chuangyi Technology also serve in the VIEs as management or employees, certain operating costs paid by Chuangyi Technology, such as payroll costs and office rental, were re-charged to the VIEs.

Chuangyi Technology also entered into loan agreements with each shareholder of AM Online (except Yi Zhang), pursuant to which Chuangyi Technology agrees to make loans in an aggregate amount of RMB50 million to the shareholders of AM Online solely for the incorporation and capitalization of AM Online. The loan is interest free and the term of the loan is ten years and shall be automatically renewed on an annual basis unless Chuangyi Technology objects. Chuangyi Technology can require the shareholders to repay all or a portion of the loan before the maturity date with a 15 days prior written notice. Under such circumstances, Chuangyi Technology is entitled to, or designate a third party to, buy all or a portion of the shareholders’ equity interests in AM Online on a pro rata basis based on the amount of the repaid principal of the loan. As of the date of this annual report, no loan had been made and the capital of AM Online subscribed by shareholders other than Yi Zhang was not injected.

Amounts due from related parties

As of December 31, 2017, we had $1.0 million due from Mr. Qing Xu, representing an advances to him on a short term basis for personal purpose needs, we also have $0.5 million and $0.7 million due from AirMedia Holding Ltd. and AirMedia Merger Company Ltd., representing an advances to them on a short term basis for operation purpose. All the balance has been collected in May 2018, there was no gain or loss upon settlement.

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

Under the terms of the Merger Agreement, either the Company or Parent could terminate the Merger Agreement if the merger contemplated by the Merger Agreement has not been completed by the date of June 28, 2016. In 2016 and 2017, the parties entered into various amendments to the Merger Agreement to extend this termination date and amend other terms of the Merger Agreement. The Merger Agreement was terminated on December 27, 2017 in view that the going private transaction would not be completed by December 31, 2017.

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

Beijing Linghang Shengshi Advertising Co., Ltd., a variable interest entity of the Company (“AM Shengshi”), had served a legal letter dated June 29, 2016 (the “Legal Letter”) on Beijing Longde Wenchuang Equity Investment Fund (Limited Partnership) (“Longde Wenchuang”) and Beijing Cultural Center Construction and Development Fund (Limited Partnership) (“Culture Center”) to challenge the proposed transfers by Longde Wenchuang and Cultural Center of their equity interests in AM Advertising to Shanghai Golden Bridge InfoTech Co., Ltd. (stock code: 603918), a PRC company with its shares listed on the Shanghai Stock Exchange (“Golden Bridge”). As of the date of the Legal Letter, AM Shengshi held 24.84% of the equity interests in AM Advertising. Longde Wenchuang and Culture Center held 28.57% and 46.43%, respectively, of the equity interests in AM Advertising. On June 14, 2016, Longde Wenchuang and Culture Center entered into an equity interest transfer agreement with Golden Bridge to transfer 75% equity interests in AM Advertising to Golden Bridge in consideration for shares in Golden Bridge (the “Transfer”). Neither of Longde Wenchuang and Culture Center sought consent from AM Shengshi with respect to the Transfer in accordance with the provisions of the Company Law of the People’s Republic of China (the “PRC Company Law”). In the Legal Letter, AM Shengshi challenges the validity of the Transfer on the ground that it violated the statutory right of first refusal of AM Shengshi under the PRC Company Law.

The Company received notice from the China International Economic and Trade Arbitration Commission (the “CIETAC”) that the Company, AirMedia Technology (Beijing) Co., Ltd., AM Shengshi and Mr. Herman Man Guo (collectively, the “Respondents”) were named as respondents by Culture Center in an arbitration proceeding submitted by the Culture Center to the CIETAC in connection with the sale by the Company of 75% equity interests in AM Advertising to Culture Center and Longde Wenchuang in June 2015. Culture Center seeks specific performance by the Respondents of certain obligations under the transaction documents, which include, among other things, (i) the pledge by AM Shengshi and Mr. Guo of their respective equity interests in AM Advertising to Culture Center as security for their obligations under the transaction documents, (ii) the use of best efforts by the Respondents to cooperate with the Culture Center and Longde Wenchuang to procure the listing of AM Advertising in China and (iii) the performance by the Company and Mr. Guo of their respective non-compete obligations to refrain from holding, operating, or otherwise participating in any business that is the same or substantially the same as that of AM Advertising. The Company believes the arbitration request is without merit and intends to defend the actions vigorously. In response to the September 2, 2016 Notice, the Group filed a notice against Culture Center to CIETAC for their breach of contract.

As a result of the above disputes, the Group is no longer able to exercise significant influence in operating and strategic decision of AM Advertising and cannot access to AM Advertising’s financial information. Accordingly, the Group accounted its investment in AM Advertising using cost method for the year ended December 31, 2017. AM Advertising and its subsidiaries are no longer related parties to the Group. As of December 31, 2017, the Group treated the provision for earn out commitment of $23,549 as contingent liability and did not record any additional provision for this matter as management believes the possibility of adverse outcome of the matter is remote and any liability it may incur would not have a material adverse effect on its consolidated financial statements. On March 29, 2018, a MoU regarding the continuing performance of the parties’ respective obligations under the Equity Interest Transfer Agreement and Supplemental Agreement was entered into, all parties to the MoU agree that all current disputes including litigation and arbitration among the parties shall be withdrew or deemed settled, hence the earn out commitment is nil as of December 31, 2017.

Mr. Xiaoya Zhang, a former shareholder of AM Shengshi, had initiated legal proceedings against Mr. Qing Xu, a director and the executive president of the Company, with respect to the transfers by Mr. Zhang of his equity interests in the company to Mr. Xu. In December 2015, AM Shengshi received an equity interest transfer agreement (the “AM Shengshi SPA”), dated December 4, 2015, by and between Mr. Xiaoya Zhang and Mr. Qing Xu, pursuant to which Mr. Zhang agrees to transfer 8.2% equity interests in AM Shengshi to Mr. Xu for RMB82,000 (the “AM Shengshi Equity Transfer”). The AM Shengshi Equity Transfer was completed in December 2015. In February 2016, Mr. Zhang initiated legal proceedings in a court in China against Mr. Xu, challenging the authenticity of his signatures to the AM Shengshi SPA and consequently the validity of AM Shengshi Equity Transfer. On February 14, 2017, the court’s final decision supported Mr. Xiaoya Zhang’s claim. The Group then further filed an arbitration against Mr.Xiaoya Zhang on April 21, 20117, which is under the process. However, none of the Company or AM Shengshi is a party to the AM Shengshi SPA. As of the date of this Report, none of the Company or AM Shengshi is named as a party in those legal proceedings. However, due to the uncertainty of the outcome of these proceedings, there is no assurance that they will not result in material adverse effect on the Group, substantial costs by the Group and/or the diversion of its resources and management attention. As of December 31, 2017, the Group did not record a provision for this matter as management believes the possibility of adverse outcome of the matter is remote and any liability it may incur would not have a material adverse effect on its consolidated financial statements.

For risks and uncertainties relating to the pending cases against us, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business— We have been named as a defendant or respondent in legal proceedings that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.”

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

	High	Low
Annual Market Prices
Year 2013	3.20	1.50
Year 2014	3.24	1.65
Year 2015	7.70	1.83
Year 2016	5.71	2.38
Year 2017	3.30	1.04

Quarterly Market Prices
First Quarter 2016	5.71	5.05
Second Quarter 2016	5.66	3.18
Third Quarter 2016	3.78	2.57
Fourth Quarter 2016	3.47	2.38
First Quarter 2017	2.75	2.35
Second Quarter 2017	3.30	1.35
Third Quarter 2017	2.87	2.00
Fourth Quarter 2017	2.80	1.04
First Quarter 2018	1.50	0.76
Second Quarter 2018	0.87	0.60

Monthly Market Prices
October 2017	2.80	2.10
November 2017	2.38	1.83
December 2017	2.12	1.04
January 2018	1.50	1.06
February 2018	1.19	1.01
March 2018	1.17	0.76
April 2018	0.87	0.61
May 2018	0.77	0.62
June 2018	0.80	0.60
July 2018	0.64	0.50
August 2018	0.53	0.38
September 2018	0.43	0.40

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The following are summaries of material terms and provisions of our amended and restated memorandum and articles of association and the Companies Law (2018 Revision) of the Cayman Islands, or the Companies Law, insofar as they relate to the material terms of our ordinary shares. This summary is not complete, and you should read our amended and restated memorandum and articles of association, which has been filed as Exhibit 99.3 to our Form 6-K (File No. 001-33765) filed with the SEC on December 10, 2009, and the amendment thereto, which has been filed as Exhibit 99.2 to our Form 6-K (File No. 001-33765) filed with the SEC on June 27, 2013. We subsequently amended our memorandum and articles of association by shareholders’ resolutions passed on July 18, 2013, the results of which have been filed as Exhibit 99.1 to our Form 6-K (File No. 001-33765) filed with the SEC on July 23, 2013.

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

Board of Directors

See “Item 6. Directors, Senior Management and Employees — A. Directors and Senior Management.”

Ordinary Shares

General

Our authorized share capital is US$1,000,000 consisting of 900,000,000 ordinary shares with a nominal or par value of US$0.001 each, and 100,000,000 preferred shares with a nominal or par value of US$0.001 each. All of our issued and outstanding ordinary shares are fully paid and non-assessable. Our ordinary shares are issued in registered form, and are issued when registered in our register of members. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares. Under our amended and restated memorandum and articles of association, our company may not issue bearer shares.

Dividend Rights

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, our company may declare and pay a dividend only out of funds legally available therefor, namely out of either profit or our share premium account, provided that in no circumstances may we pay a dividend if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

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

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast in a general meeting. A special resolution is required for important matters such as a change of name. Holders of the ordinary shares may effect certain changes by ordinary resolution, including increasing the amount of our authorized share capital, consolidating or dividing all or any of our share capital into shares of larger amount than our existing shares, and canceling any shares that are authorized but unissued. Both an ordinary resolution and a special resolution may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Law and our amended and restated memorandum and articles of association.

Appointment and Removal of Directors

Our board of directors may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting, appoint any person as a director, to fill a casual vacancy on the board or as an addition to the existing board. Directors may be removed by special resolution of our shareholders.

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

Redemption, Repurchase and Surrender of Shares

We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by our board of directors. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by ordinary resolution of our shareholders, or are otherwise authorized by our amended and restated memorandum and articles of association. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company's profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Liquidation

On a winding up of our company, the liquidator may, with the sanction of an ordinary resolution of our shareholders, divide amongst the shareholders in species or in kind the whole or any part of the assets of our company, and may for that purpose value any assets and determine how the division shall be carried out as between our shareholders or different classes of shareholders.

Calls on Shares and Forfeiture of Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least fourteen calendar days prior to the specified time and place of payment. Shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Variations of Rights of Shares

If at any time, our share capital is divided into different classes of shares, all or any of the special rights attached to any class of shares may be varied either with the written consent of the holders of a majority of the issued shares of that class, or with the sanction of a special resolution passed at a separate general meeting of the holders of shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights will not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements.

Changes in Capital

Our shareholders may from time to time by ordinary resolution:

•	increase our share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;
•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;
•	sub-divide our existing shares, or any of them into shares of a smaller amount, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; or
•	cancel any shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

Our shareholders may, by special resolution and subject to confirmation by the Grand Court of the Cayman Islands on an application by our company for an order confirming such reduction, reduce our share capital and any capital redemption reserve in any manner authorized by law.

Issuance of Additional Shares

Our amended and restated memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent there are available authorized but unissued shares.

Our amended and restated memorandum and articles of association authorizes our board of directors to establish from time to time one or more series of convertible redeemable preferred shares and to determine, with respect to any series of convertible redeemable preferred shares, the terms and rights of that series, including:

•	designation of the series;
•	the number of shares of the series;
•	the dividend rights, conversion rights and voting rights; and
•	the rights and terms of redemption and liquidation preferences.

The issuance of convertible redeemable preferred shares may be used as an anti-takeover device without further action on the part of the shareholders. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Anti-Takeover Provisions

Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•	authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and
•	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

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

The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands. Payments of dividends and capital in respect of the ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the ordinary shares, nor will gains derived from the disposal of the ordinary shares be subject to Cayman Islands income or corporation tax.

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

United States Federal Income Taxation

The following is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code, but it does not purport to be a complete analysis of all potential tax consequences and considerations. This summary is based upon existing U.S. federal income tax law as of the date hereof, which is subject to differing interpretations or change, possibly with retroactive effect. This summary does not discuss all aspects of U.S. federal income taxation that may be important to particular holders in light of their individual circumstances, including holders subject to special tax rules (for example, banks or other financial institutions, insurance companies, regulated investment companies, real estate investment trusts, cooperatives, pension plans, broker-dealers, partnerships and their partners, and tax-exempt organizations (including private foundations)), holders who are not U.S. Holders, holders who own (directly, indirectly or constructively) 10% or more of our stock (by vote or value), holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation, holders that hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, investor required to accelerate the recognition of any item of gross income with respect to our ADSs or ordinary shares as a result of such income being recognized on an applicable financial statement, traders in securities that have elected the mark-to-market method of accounting for their securities or holders that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any alternative minimum tax, state, local, non-U.S. tax or non-income tax (such as the United States federal gift and estate tax) considerations or the Medicare tax. Each U.S. Holder is urged to consult with its tax advisor regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations relating to the ownership and disposition of our ADSs or ordinary shares.

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

Passive Foreign Investment Company Considerations

Based on the market price of our ADSs and the composition of our assets (in particular, the retention of a large amount of cash), we believe that we were a PFIC, for United States federal income tax purposes, for the taxable year ended December 31, 2017, and we will very likely be classified as a PFIC for our current taxable year ending December 31, 2018 unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of non-passive income. In general, we will be classified as a PFIC for any taxable year if either (i) 75 percent or more of our gross income for such year is passive income or (ii) 50 percent or more of the average quarterly value of our assets (as generally determined on the basis of fair market value) produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are generally classified as passive and goodwill and other unbooked intangibles associated with active business activities may generally be classified as non-passive. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25 percent (by value) of the stock. Although the law in this regard is unclear, we treat the VIEs (and their subsidiaries) as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operations of such entities but also because we are entitled to substantially all of the economic benefits associated with such entities, and, as a result, we consolidate such entity’s’ operating results in our consolidated financial statements. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given with respect to our PFIC status for any taxable year.

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

Passive Foreign Investment Company Rules

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2017, and we will very likely be classified as a PFIC for our current taxable year ending December 31, 2018. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds ADSs or ordinary shares, and unless a mark-to-market election (as described below) is made, a U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make (which generally means any distribution received in a taxable year that is greater than 125 percent of the average annual distributions received in the three preceding taxable years or such U.S. Holder’s holding period for the ADSs or ordinary shares, if shorter), and (ii) any gain realized on the sale or other disposition, including a pledge, of our ADSs or ordinary shares. Under the PFIC rules:

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

Although the ADSs are currently tradable on the Nasdaq Global Select Market, which is an established securities market in the United States, and thus we anticipate they will be considered readily tradable on an established securities market in the United States for purposes of the reduced tax rate, no assurance may be given in this regard. Furthermore, as mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2017, and we will very likely be classified as a PFIC for our current taxable year ending December 31, 2018. Each U.S. Holder is advised to consult its tax advisor regarding the rate of tax that will apply to such holder with respect to, dividend distributions, if any, received from us.

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

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We have not used derivative financial instruments in our investment portfolio. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates. A hypothetical 1% decrease in interest rates would have resulted in a decrease of approximately $0.2 million in our interest income for the year ended December 31, 2017.

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

To the extent that we need to convert our U.S. dollar-denominated assets into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on RMB amount we receive from the conversion. A hypothetical 10% decrease in the exchange rate of the U.S. dollar against RMB would have resulted in a decrease of $2.2 million in the value of our U.S. dollar-denominated financial assets at December 31, 2017. Conversely, if we decide to convert our RMB-denominated cash amounts into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to us.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us annually for our expenses incurred in connection with investor relationship programs and any other program related to our ADS facility and the travel expense of our key personnel in connection with such programs. The depositary has also agreed to provide additional payments to us based on the applicable performance indicators relating to our ADS facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. We recognize the reimbursable amounts in other income on our consolidated statements of operations on a straight-line basis over the contract term with the depositary. For the year ended December 31, 2017, we received nil from the depositary as reimbursement for our expenses incurred.

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

As of December 31, 2017, the net proceeds from our initial public offering  have been used up as follows:

•	approximately $140.9 million for the purchase of digital displays and other equipment and the construction of gas station media platforms;

•	approximately $24.8 million for share repurchases; and

•	approximately $29.0 million for the purchase of long-term investments.

•	approximately $30.3 million for business acquisition and the purchase of intangible assets.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, due to the material weakness described below, as of December 31, 2017, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management, including our chief executive officer and chief financial officer, assessed the effectiveness of internal control over financial reporting as of December 31, 2017 using the criteria set forth in the report “Internal Control — Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission (known as COSO).

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The following material weakness in internal control over financial reporting has been identified as of December 31, 2017. The material weakness was related to a) the weak operating effectiveness and lack of monitoring of controls over financial reporting due to inadequate resources or resources with insufficient experience or training in our financial reporting team, internal control team, administration team and human resource team, b) lack of internal controls over related party borrowings resulting in interest free loans lent  to director for personal purpose, and c) lack of internal controls over risk assessments related to third party borrowings resulting in material losses from loans to third parties.

Because of the material weakness described above, our management has concluded that we had not maintain effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Shareholders of

AirMedia Group Inc.

Adverse Opinion on Internal Control over Financial Reporting

We have audited AirMedia Group Inc.’s (the "Company") internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weaknesses described in the following paragraph on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

The weak operating effectiveness and lack of monitoring of controls over financial reporting due to inadequate resources or resources with insufficient experience or training in the financial reporting and internal control team, administration team and human resource team.

Lack of internal controls over related party borrowings resulting in interest free loans lent to director for personal purpose.

Lack of internal controls over risk assessments related to third party borrowings resulting in material losses from loans to third parties.

These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the fiscal December 31, 2017 consolidated financial statements and financial statement schedule, and this report does not affect our report dated October 17, 2018 on those financial statements.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheet as of December 31, 2017, and the related consolidated statements of operations, comprehensive loss, changes in equity, and cash flows and the related financial statement schedule for the year then ended of the Company and our report dated October 17, 2018 expressed an unqualified opinion with a going concern explanatory paragraph on those financial statements and financial statement schedule.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management Annual Report on Internal Control Over Financial Reporting". Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

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

/s/ Marcum Bernstein & Pinchuk LLP

New York, New York

October 17, 2018

Changes in Internal Control over Financial Reporting

In preparing our consolidated financial statements, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting as of December 31, 2017. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified was related to a) the weak operating effectiveness and lack of monitoring of controls over financial reporting due to inadequate resources or resources with insufficient experience or training in our financial reporting team, internal control team, administration team and human resource team, b) lack of internal controls over related party borrowings resulting in interest free loans lent to director for personal purpose, and c) lack of internal controls over risk assessments related to third party borrowings resulting in material losses from loans to third parties.

To remediate our identified material weakness, significant deficiency and other control deficiencies in connection with preparation of our consolidated financial statements, we plan to adopt several measures to improve our internal control over financial reporting. For example, during the reporting period, we obtained support from an external consultant firm with experienced staff to assist us in the preparation of the financial statements for the year ended December 31, 2017. The consultant firm is well-known in China and many staff hold the AICPA qualification with a solid understanding of U.S. GAAP. In order to meet the requirements of internal audit, we outsourced this function department to a professional consulting company with related industry experience and it delivered the work on time.

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP (“Deloitte”), our previous principal external auditors and Marcum Bernstein & Pinchuk LLP, our current principal external auditors, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	Fiscal Year Ended December 31,
	2016	2017
Audit Fees	$445,000	$670,153
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—
TOTAL	$445,000	$670,153

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

Effective from March 3, 2017, we engaged Marcum Bernstein & Pinchuk LLP as our independent registered public accounting firm. We also dismissed Deloitte on the same date. The decision was not made due to any disagreements with Deloitte. The change of our independent registered public accounting firm was approved by the audit committee of our board on March 3, 2017.

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

We provided Deloitte with a copy of the disclosures under this Item 16F and requested from Deloitte a letter addressed to the Securities and Exchange Commission indicating whether it agrees with such disclosures. A copy of Deloitte’s letter dated October 17, 2018 is attached as Exhibit 16.1.

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

Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, has provided a letter to the Nasdaq Stock Market certifying that under Cayman Islands law, we are not required to hold annual shareholder meetings. We held annual meetings in 2013. No annual meeting was held in 2014, 2015, 2016 and 2017. We may hold additional annual shareholder meetings in the future if there are significant issues that require shareholder approval.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The full text of our audited consolidated financial statements begins on page F-2 of this annual report.

ITEM 19.	EXHIBITS

Exhibit No.	Description

1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 99.3 to Form 6-K (File No. 001-33765) filed on December 10, 2009)

1.2	Amendment to Amended and Restated Memorandum and Articles of Association approved by the annual general shareholders meeting on July 18, 2013 (incorporated by reference to Exhibit 99.2 to Form 6-K (File No. 001-33765) filed on June 27, 2013)

2.1	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

2.2	Form of Deposit Agreement among the Company, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 to Registration Statement on Form F-1 (File No. 333- 146825), as amended, initially filed on October 19, 2007)

2.3	Amended and Restated Shareholders’ Agreement originally dated as of June 7, 2007, as amended and restated on September 27, 2007, among the Company and Shareholders (incorporated by reference to Exhibit 4.4 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.1	Amended and Restated 2007 Share Incentive Plan (incorporated by reference to Exhibit 99.2 to Form 6-K filed on December 10, 2009)

4.2	2011 Share Incentive Plan (incorporated by reference to Exhibit 4.49 to Annual Report on Form 20-F filed on April 30, 2012)

4.3	2012 Share Incentive Plan. (incorporated by reference to Exhibit 4.3 to Registration Statement on Form S-8 (File No. 333-187442) filed on March 22, 2013)

4.4	Form of Employment Agreement between the Company and an Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 to Registration Statement on Form F-1 (File No. 333- 146825), as amended, initially filed on October 19, 2007)

4.5	Form of Employment Agreement between the Company and an Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 to Registration Statement on Form F-1 (File No. 333- 146825), as amended, initially filed on October 19, 2007)

4.6	Investment Framework Agreement dated October 18, 2005, as amended on September 27, 2007, among Man Guo, Qing Xu and CDH China Management Company Limited (incorporated by reference to Exhibit 10.4 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

Exhibit No.	Description

4.7	English Translation of Business Cooperation Agreement dated June 14, 2007 between Beijing Shengshi Lianhe Advertising Co., Ltd. (now known as Beijing Linghang Shengshi Advertising Co., Ltd.) and AirTV United Media & Culture Co., Ltd. (incorporated by reference to Exhibit 10.9 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.8	English Translation of Amended Power of Attorneys dated November 28, 2008 from each of the shareholders of Beijing Shengshi Lianhe Advertising Co., Ltd. (now known as Beijing Linghang Shengshi Advertising Co., Ltd.) (incorporated by reference to Exhibit 4.11 to Annual Report on Form 20-F filed on April 28, 2009)

4.9	English Translation of Amended and Restated Technology Development Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing Shengshi Lianhe Advertising Co., Ltd. (now known as Beijing Linghang Shengshi Advertising Co., Ltd.) (incorporated by reference to Exhibit 10.12 to Registration Statement on Form F-1 (File No. 333- 146825), as amended, initially filed on October 19, 2007)

4.10	English Translation of Supplementary Agreement dated November 30, 2007 to the Amended and Restated Technology Development Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing Shengshi Lianhe Advertising Co., Ltd. (now known as Beijing Linghang Shengshi Advertising Co., Ltd.) (incorporated by reference to Exhibit 10.1 to Annual Report on Form 20-F filed on April 30, 2008)

4.11	English Translation of Amended and Restated Technology Support and Service Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing Shengshi Lianhe Advertising Co., Ltd. (now known as Beijing Linghang Shengshi Advertising Co., Ltd.) (incorporated by reference to Exhibit 10.13 to Registration Statement on Form F-1 (File No. 333- 146825), as amended, initially filed on October 19, 2007)

4.12	English Translation of Supplementary Agreement dated November 30, 2007 to the Amended and Restated Technology Support and Service Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing Shengshi Lianhe Advertising Co., Ltd. (now known as Beijing Linghang Shengshi Advertising Co., Ltd.) (incorporated by reference to Exhibit 10.2 to Annual Report on Form 20-F filed on April 30, 2008)

4.13	English Translation of Amended and Restated Equity Pledge Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing Shengshi Lianhe Advertising Co., Ltd. (now known as Beijing Linghang Shengshi Advertising Co., Ltd.) and the shareholders of Beijing Shengshi Lianhe Advertising Co., Ltd. (incorporated by reference to Exhibit 10.14 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.14	English Translation of Supplementary Agreement dated November 28, 2008 to the Amended and Restated Equity Pledge Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing Shengshi Lianhe Advertising Co., Ltd. (now known as Beijing Linghang Shengshi Advertising Co., Ltd.) and the shareholders of Beijing Shengshi Lianhe Advertising Co., Ltd. (incorporated by reference to Exhibit 4.17 to Annual Report on Form 20-F filed on April 28, 2009)

4.15	English Translation of Amended and Restated Call Option Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing Shengshi Lianhe Advertising Co., Ltd. (now known as Beijing Linghang Shengshi Advertising Co., Ltd.) and the shareholders of Beijing Shengshi Lianhe Advertising Co., Ltd. (incorporated by reference to Exhibit 10.15 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

Exhibit No.	Description

4.16	English Translation of Supplementary Agreement dated November 28, 2008 to the Amended and Restated Call Option Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing Shengshi Lianhe Advertising Co., Ltd. (now known as Beijing Linghang Shengshi Advertising Co., Ltd.) and the shareholders of Beijing Shengshi Lianhe Advertising Co., Ltd. (incorporated by reference to Exhibit 4.19 to Annual Report on Form 20-F filed on April 28, 2009)

4.17	English Translation of Amended Power of Attorneys dated November 28, 2008 from the shareholders of Beijing AirMedia UC Advertising Co., Ltd. (now known as Beijing AirMedia Jiaming Advertising Co., Ltd. ) (incorporated by reference to Exhibit 4.32 to Annual Report on Form 20-F filed on April 28, 2009)

4.18	English Translation of Technology Development Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing AirMedia UC Advertising Co., Ltd. (now known as Beijing AirMedia Jiaming Advertising Co., Ltd. ) (incorporated by reference to Exhibit 10.22 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.19	English Translation of Supplementary Agreement dated November 30, 2007 to the Amended and Restated Technology Development Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing AirMedia UC Advertising Co., Ltd. (now known as Beijing AirMedia Jiaming Advertising Co., Ltd. ) (incorporated by reference to Exhibit 10.5 to Annual Report on Form 20-F filed on April 30, 2008)

4.20	English Translation of Technology Support and Service Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing AirMedia UC Advertising Co., Ltd. (now known as Beijing AirMedia Jiaming Advertising Co., Ltd. ) (incorporated by reference to Exhibit 10.23 to Registration Statement on Form F-1 (File No. 333- 146825), as amended, initially filed on October 19, 2007)

4.21	English Translation of Supplementary Agreement dated November 30, 2007 to the Amended and Restated Technology Support and Service Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing AirMedia UC Advertising Co., Ltd. (now known as Beijing AirMedia Jiaming Advertising Co., Ltd. ) (incorporated by reference to Exhibit 10.6 to Annual Report on Form 20-F filed on April 30, 2008)

4.22	English Translation of Equity Pledge Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia UC Advertising Co., Ltd. and the shareholders of Beijing AirMedia UC Advertising Co., Ltd. (now known as Beijing AirMedia Jiaming Advertising Co., Ltd. ) (incorporated by reference to Exhibit 10.24 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.23	English Translation of Supplementary Agreement dated November 28, 2008 to the Equity Pledge Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia UC Advertising Co., Ltd. and the shareholders of Beijing AirMedia UC Advertising Co., Ltd. (now known as Beijing AirMedia Jiaming Advertising Co., Ltd. ) (incorporated by reference to Exhibit 4.38 to Annual Report on Form 20-F filed on April 28, 2009)

4.24	English Translation of Call Option Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia UC Advertising Co., Ltd. and the shareholders of Beijing AirMedia UC Advertising Co., Ltd. (now known as Beijing AirMedia Jiaming Advertising Co., Ltd.) (incorporated by reference to Exhibit 10.25 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

Exhibit No.	Description

4.25	English Translation of Supplementary Agreement dated November 28, 2008 to the Call Option Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia UC Advertising Co., Ltd. and the shareholders of Beijing AirMedia UC Advertising Co., Ltd. (now known as Beijing AirMedia Jiaming Advertising Co., Ltd. ) (incorporated by reference to Exhibit 4.40 to Annual Report on Form 20-F filed on April 28, 2009)

4.26	English Translation of Supplementary Agreement No. 2 to Call Option Agreement dated May 27, 2010 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia UC Advertising Co., Ltd. and the shareholders of Beijing AirMedia UC Advertising Co., Ltd. (now known as Beijing AirMedia Jiaming Advertising Co., Ltd.) (incorporated by reference to Exhibit 4.45 to Annual Report on Form 20-F filed on May 28, 2010)

4.27	English Translation of Supplementary Agreement dated October 31, 2008 among AirMedia Technology (Beijing) Co., Ltd. and the shareholders of Beijing AirMedia UC Advertising Co., Ltd. (now known as Beijing AirMedia Jiaming Advertising Co., Ltd.), supplementing the original Loan Agreement dated January 1, 2007 (incorporated by reference to Exhibit 4.41 to Annual Report on Form 20-F filed on April 28, 2009)

4.28	English Translation of Supplementary Agreement No. 2 to the Equity Pledge Agreement dated May 27, 2010 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia UC Advertising Co., Ltd. and the shareholders of Beijing AirMedia UC Advertising Co., Ltd. (now known as Beijing AirMedia Jiaming Advertising Co., Ltd. ) (incorporated by reference to Exhibit 4.46 to Annual Report on Form 20-F filed on May 28, 2010)

4.29	English Translation of Power of Attorneys dated April 1, 2008 from each of the shareholders of Beijing Yuehang Digital Media Advertising Co., Ltd. (incorporated by reference to Exhibit 4.42 to Annual Report on Form 20-F filed on April 28, 2009)

4.30	English Translation of Technology Development Agreement dated April 1, 2008 between AirMedia Technology (Beijing) Co., Ltd. and Beijing Yuehang Digital Media Advertising Co., Ltd. (incorporated by reference to Exhibit 4.43 to Annual Report on Form 20-F filed on April 28, 2009)

4.31	English Translation of Technology Support and Service Agreement dated April 1, 2008 between AirMedia Technology (Beijing) Co., Ltd. and Beijing Yuehang Digital Media Advertising Co., Ltd. (incorporated by reference to Exhibit 4.44 to Annual Report on Form 20-F filed on April 28, 2009)

4.32	English Translation of Supplementary Agreement dated June 25, 2008 to the Technology Support and Service Agreement dated April 1, 2008 between AirMedia Technology (Beijing) Co., Ltd. and Beijing Yuehang Digital Media Advertising Co., Ltd. (incorporated by reference to Exhibit 4.45 to Annual Report on Form 20-F filed on April 28, 2009)

4.33	English Translation of Equity Pledge Agreement dated April 1, 2008 among AirMedia Technology (Beijing) Co., Ltd., Beijing Yuehang Digital Media Advertising Co., Ltd. and the shareholders of Beijing Yuehang Digital Media Advertising Co., Ltd. (incorporated by reference to Exhibit 4.46 to Annual Report on Form 20-F filed on April 28, 2009)

4.34	English Translation of Call Option Agreement dated April 1, 2008 among AirMedia Technology (Beijing) Co., Ltd., Beijing Yuehang Digital Media Advertising Co., Ltd. and the shareholders of Beijing Yuehang Digital Media Advertising Co., Ltd. (incorporated by reference to Exhibit 4.47 to Annual Report on Form 20-F filed on April 28, 2009)

4.35	English summary of Investment Agreement, dated May 12, 2013, by and among Elec-Tech International Co., Ltd., Beijing AirMedia UC Advertising Co., Ltd. (now known as Beijing AirMedia Jiaming Advertising Co., Ltd. ) and Beijing Zhongshi Aoyou Advertising Co., Ltd. (incorporated by reference to Exhibit 4.50 to Annual Report on Form 20-F filed on April 25, 2014)

Exhibit No.	Description

4.36	English summary of Cooperation Agreement for the Establishment of Advertising Company, dated May 2013, by and between Beijing Shengshi Lianhe Advertising Co., Ltd. (now known as Beijing Linghang Shengshi Advertising Co., Ltd.), and Guangzhou Daozheng Advertising Co., Ltd. (incorporated by reference to Exhibit 4.51 to Annual Report on Form 20-F filed on April 25, 2014)

4.37	English summary of Equity Swap Agreement, dated September 29, 2013, by and between Beijing N-S Digital TV Co., Ltd. and AirMedia Group Co., Ltd. (incorporated by reference to Exhibit 4.52 to Annual Report on Form 20-F filed on April 25, 2014)

4.38	Agreement and Plan of Merger, dated as of September 29, 2015, by and among the Registrant, AirMedia Holdings Ltd. and AirMedia Merger Company Limited (incorporated herein by reference to Exhibit 99.2 of our current report on Form 6-K filed with the Commission on September 30, 2015).

4.39	English translation of Equity Interest Transfer Agreement in respect of AirMedia Group Co., Ltd., dated June 15, 2015, by and among AirMedia Group Inc., AirMedia Technology (Beijing) Co., Ltd, Beijing Linghang Shengshi Advertising Co., Ltd., Man Guo and Beijing Longde Wenchuang Investment Fund Management Company. (incorporated by reference to Exhibit 4.39 to Annual Report on Form 20-F filed on May 16, 2016)

4.40	English translation of Supplement Agreement of Equity Transfer, dated November 30, 2015, by and among AirMedia Group Inc., AirMedia Technology (Beijing) Co., Ltd, Beijing Linghang Shengshi Advertising Co., Ltd., Man Guo and Beijing Longde Wenchuang Investment Fund Management Company. (incorporated by reference to Exhibit 4.40 to Annual Report on Form 20-F filed on May 16, 2016)

4.41	English translation of Exclusive Technology Consulting and Service Agreement, dated June 5, 2015, by and between AirMedia Technology (Beijing) Co., Ltd. and AirMedia Online Network Technology Co., Ltd. (incorporated by reference to Exhibit 4.41 to Annual Report on Form 20-F filed on May 16, 2016)

4.42	English translation of Technology Development Agreement, dated June 5, 2015, by and between AirMedia Technology (Beijing) Co., Ltd. and AirMedia Online Network Technology Co., Ltd. (incorporated by reference to Exhibit 4.42 to Annual Report on Form 20-F filed on May 16, 2016)

4.43	English translation of Technology Support and Service Agreement, dated June 5, 2015, by and between AirMedia Technology (Beijing) Co., Ltd. and AirMedia Online Network Technology Co., Ltd. (incorporated by reference to Exhibit 4.43 to Annual Report on Form 20-F filed on May 16, 2016)

4.44	English translation of Loan Agreements, dated June 5, 2015, by and between AirMedia Technology (Beijing) Co., Ltd. and each shareholder of AirMedia Online Network Technology Co., Ltd. (except Yi Zhang) (incorporated by reference to Exhibit 4.44 to Annual Report on Form 20-F filed on May 16, 2016)

4.45	English translation of Exclusive Call Option Agreement, dated June 5, 2015, by and between AirMedia Technology (Beijing) Co., Ltd., AirMedia Online Network Technology Co., Ltd. and each shareholder of AirMedia Online Network Technology Co., Ltd. (except Yi Zhang) (incorporated by reference to Exhibit 4.45 to Annual Report on Form 20-F filed on May 16, 2016)

4.46	English translation of Power of Attorney, dated June 5, 2015, by each shareholder of AirMedia Online Network Technology Co., Ltd. (except Yi Zhang) (incorporated by reference to Exhibit 4.46 to Annual Report on Form 20-F filed on May 16, 2016)

Exhibit No.	Description

4.47	English translation of Equity Pledge Agreements, dated June 5, 2015, by and among AirMedia Technology (Beijing) Co., Ltd., AirMedia Online Network Technology Co., Ltd. and each shareholder of AirMedia Online Network Technology Co., Ltd. (except Yi Zhang) (incorporated by reference to Exhibit 4.47 to Annual Report on Form 20-F filed on May 16, 2016)

4.48	English translation of Supplement Agreement in respect of the Related Agreement Arrangement of Beijing Linghang Shengshi Advertising Co., Ltd., dated January 21, 2016, by and among AirMedia Technology (Beijing) Co., Ltd., Man Guo and Qing Xu (incorporated by reference to Exhibit 4.48 to Annual Report on Form 20-F filed on May 16, 2016)

4.49	English translation of Supplement Agreement in respect of the Related Agreement Arrangement of Beijing AirMedia Jiaming Advertising Co., Ltd., dated January 21, 2016, by and among AirMedia Technology (Beijing) Co., Ltd., Man Guo and Qing Xu (incorporated by reference to Exhibit 4.49 to Annual Report on Form 20-F filed on May 16, 2016)

4.50	English translation of Supplement Agreement in respect of the Related Agreement Arrangement of AirMedia Online Network Technology Co., Ltd., dated March 15, 2016, by and among AirMedia Technology (Beijing) Co., Ltd., Man Guo, Qing Xu and Tao Hong (incorporated by reference to Exhibit 4.50 to Annual Report on Form 20-F filed on May 16, 2016)

4.51	English translation of Capital Contribution Agreement for the Establishment of Unicom AirMedia (Beijing) Network Co. Ltd. by and among AirMedia Online Network Technology Co., Ltd., Unicom Boardband Online Co., Ltd. and Chengdu Haite Kairong Aeronautical Technology Co., Ltd. (incorporated by reference to Exhibit 4.51 to Annual Report on Form 20-F filed on June 28, 2017)

4.52	English translation of Memorandum on Subsequent Performance of AirMedia Group Co., Ltd. Equity Transfer Agreement and Supplementary Agreement, dated March 28, 2018, by and among AirMedia Group Inc., AirMedia Technology (Beijing) Co., Ltd., Beijing Linghang Shengshi Advertising Co., Ltd., Mr. Herman Man Guo, Mr. Qing Xu, Beijing Longde Wenchuang Investment Fund Management Co., Ltd., Beijing Cultural Center Construction and Development Fund (Limited Partnership) and AirMedia Group Co., Ltd. (incorporated by reference to Exhibit 99.1 to Form 6-K (File No. 001-33765) filed on March 29, 2018)

4.53*	English translation of Memorandum on Subsequent Performance of AirMedia Group Co., Ltd. Equity Transfer Agreement and Supplementary Agreement, dated August 23, 2018, by and among AirMedia Group Inc., AirMedia Technology (Beijing) Co., Ltd., Beijing Linghang Shengshi Advertising Co., Ltd., Mr. Herman Man Guo, Mr. Qing Xu, Beijing Longde Wenchuang Investment Fund Management Co., Ltd., Beijing Cultural Center Construction and Development Fund (Limited Partnership) and AirMedia Group Co., Ltd.

8.1*	List of the Registrant’s subsidiaries

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certifications by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certifications by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Marcum Bernstein & Pinchuk LLP

15.2*	Consent of Commerce & Finance Law Offices

15.3*	Consent of Maples and Calder (Hong Kong) LLP

Exhibit No.	Description

15.4*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

16.1*	Letter from Deloitte Touche Tohmatsu Certified Public Accountants LLP to the Securities and Exchange Commission

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith
**	Furnished with this annual report on Form 20-F

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: October 17, 2018	AIRMEDIA GROUP INC.

/s/ Herman Man Guo

Herman Man Guo
Chairman and Chief Executive Officer

AIRMEDIA GROUP INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

AIRMEDIA GROUP INC.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of AirMedia Group Inc. (the “Company”) as of December 31, 2017 and 2016, the related consolidated statements of operations, comprehensive loss, changes in equity and cash flows for each of the two years in the period ended December 31, 2017, and the related notes and schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013 and our report dated October 17, 2018, expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of the existence of material weaknesses.

Explanatory Paragraph – Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2, the Company has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum Bernstein & Pinchuk LLP

Marcum Bernstein & Pinchuk LLP

We have served as the Company’s auditor since 2017.

New York, New York
October 17, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF AIRMEDIA GROUP INC.

We have audited the accompanying consolidated balance sheet of AirMedia Group Inc. (the “Company”), its subsidiaries, its variable interest entities (the “VIEs”) and its VIEs’ subsidiaries (collectively the “Group”) as of December 31, 2015 and the related consolidated statements of operations, comprehensive (loss) income, changes in equity and cash flows for each of the two years in the period ended December 31, 2015 and related financial statement schedule included in Schedule I. These consolidated financial statements and financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

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

As discussed in Note 2 (dd) to the consolidated financial statements, the accompanying consolidated cash flows for the year ended December 31, 2015 has been adjusted for the retrospective application of the authoritative guidance on the classification and presentation of changes in restricted cash which was adopted by the Group in the year ended December 31, 2017.

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

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

May 16, 2016 (October 17, 2018 as to Notes 2(dd))

AIRMEDIA GROUP INC.

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars in thousands, except share and per share data)

	As of December 31,
	2016	2017
Assets
Current assets:
Cash and cash equivalents	$117,547	$15,355
Restricted cash	-	3,117
Accounts receivable, net	9,781	10,980
Prepaid concession fees	8,231	7,064
Other current assets, net	68,850	59,825
Amount due from related parties	835	2,251
Total current assets	205,244	98,592
Property and equipment, net	61,005	15,442
Prepaid equipment costs	16,200	290
Long-term investments	83,861	102,434
Long-term deposits	6,427	6,039
Acquired intangible assets, net	1,682	-
Other non-current assets	6,771	2,205
TOTAL ASSETS	381,190	225,002
Liabilities
Current liabilities:
Accounts payable	40,366	48,545
Accrued expenses and other current liabilities	33,596	12,236
Deferred revenue	1,764	1,337
Income tax payable	14,483	13,677
Total current liabilities	90,209	75,795
Non-current liabilities:
Other non-current liabilities	835	398
Provision for earn out commitment	23,549	25,130
Total liabilities	114,593	101,323

Commitments and contingencies (Note 22 and 23)

AIRMEDIA GROUP INC.

CONSOLIDATED BALANCE SHEETS - CONTINUED

(In U.S. dollars in thousands, except share and per share data)

	As of December 31,
	2016	2017

Equity

Ordinary shares ($0.001 par value; 900,000,000 shares authorized in 2016 and 2017; 127,662,057 shares and 127,662,057 shares issued as of December 31, 2016 and 2017, respectively; 125,629,779 shares and 125,629,779 shares outstanding as of December 31, 2016 and 2017, respectively)	128	128
Additional paid-in capital	287,094	286,739
Treasury stock (2,032,278 and 2,032,278 shares as of December 31, 2016 and 2017, respectively)	(2,351)	(2,351)
Accumulated deficits	(15,842)	(172,318)
Accumulated other comprehensive (loss) income	(292)	35,451

Total AirMedia Group Inc.'s shareholders' equity	268,737	147,649

Non-controlling interests	(2,140)	(23,970)

Total equity	266,597	123,679

TOTAL LIABILITIES AND EQUITY	$381,190	$225,002

The accompanying notes are an integral part of these consolidated financial statements.

AIRMEDIA GROUP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars in thousands, except share and per share data)

	For the years ended December 31,
	2015	2016	2017

Revenues	$50,866	$16,597	$24,328
Business tax and other sales tax	(633)	(84)	(569)
Net revenues	50,233	16,513	23,759
Less: Cost of revenues	89,577	49,042	58,967
Gross loss	(39,344)	(32,529)	(35,208)

Operating expenses:
Selling and marketing	9,611	12,056	12,747
General and administrative	27,102	44,401	63,507
Impairment of fixed assets, prepaid equipment cost and intangible assets	-	826	67,342
Total operating expenses	36,713	57,283	143,596
Loss from operations	(76,057)	(89,812)	(178,804)
Interest income, net	472	843	2,645
Other income, net	1,383	4,243	214

Loss from continuing operations before income taxes and share of loss on equity method investments	(74,202)	(84,726)	(175,945)
Income tax expenses from continuing operations	6,421	4,483	633
Net loss before income (loss) on equity method investments	(80,623)	(89,209)	(176,578)
Income (loss) and impairment on equity method investments	2,352	(33)	(2,603)
Net loss from continuing operations	(78,271)	(89,242)	(179,181)
Less: Net loss from continuing operations attributable to non-controlling interests	7,620	23,617	22,705
Net loss from continuing operations attributable to AirMedia Group Inc.'s shareholders	(70,651)	(65,625)	(156,476)

Discontinued operation:
Net income from discontinued operations (including gain of $244,164 upon the disposal in the year ended December 31, 2015)	272,879	-	-
Income tax expenses from discontinued operations	(51,696)	-	-
Net income from discontinued operations, net of tax	221,183	-	-
Less: Net income from discontinued operations attributable to non-controlling interests	(885)	-	-
Net income from discontinued operations attributable to AirMedia Group Inc.'s shareholders	220,298	-	-

Net income (loss)	142,912	(89,242)	(179,181)

Net income (loss) attributable to AirMedia Group Inc.'s shareholders	$149,647	$(65,625)	$(156,476)

Net income (loss) per ordinary share
- basic	$1.23	$(0.52)	$(1.25)
- diluted	$1.16	$(0.52)	$(1.25)
Net (loss) per ordinary shares from continuing operations
- basic	$(0.58)	$(0.52)	$(1.25)
- diluted	$(0.58)	$(0.52)	$(1.25)
Net income per ordinary shares from discontinued operations
- basic	$1.81	$-	$-
- diluted	$1.70	$-	$-

Weighted average shares used in calculating net income (loss) per ordinary share
Basic
Continuing operations	121,740,194	125,277,056	125,629,779
Discontinued operations	121,740,194	-	-
Diluted
Continuing operations	121,740,194	125,277,056	125,629,779
Discontinued operations	129,372,158	-	-

The accompanying notes are an integral part of these consolidated financial statements.

AIRMEDIA GROUP INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In U.S. dollars in thousands)

	For the years ended December 31,
	2015	2016	2017

Net income (loss)	$142,912	$(89,242)	$(179,181)
Other comprehensive (loss) income, net of tax of nil:
Change in cumulative foreign currency translation adjustment	(11,478)	(24,140)	35,716

Comprehensive income (loss)	131,434	(113,382)	(143,465)
Less: comprehensive loss attributable to non-controlling interest	(7,326)	(24,537)	(22,732)

Comprehensive income (loss) attributable to AirMedia Group Inc.'s shareholders	$138,760	$(88,845)	$(120,733)

The accompanying notes are an integral part of these consolidated financial statements.

AIRMEDIA GROUP INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In U.S. dollars in thousands, except share and per share data)

							Total
	Ordinary shares		Additional			Accumulated other	AirMedia Group Inc.'s	Non-
	Shares	Amount	paid-in capital	Treasury stock	Accumulated deficits	comprehensive Income (loss)	shareholders' equity	controlling interests	Total Equity

Balance as of January 1, 2015	119,942,413	$128	$323,167	$(9,236)	$(99,138)	$33,815	$248,736	$20,136	$268,872
Ordinary shares issued for share based compensation	4,453,232	-	-	5,458	(633)	-	4,825	-	4,825
Share-based compensation	-	-	598	-	-	-	598	-	598
Foreign currency translation adjustment	-	-	-	-	-	(10,887)	(10,887)	(591)	(11,478)
Net income	-	-	-	-	149,647	-	149,647	(6,735)	142,912
Profit distribution to non-controlling interest	-	-	-	-	-	-	-	(891)	(891)
Capital contribution from non-controlling interests	-	-	271	-	-	-	271	1,042	1,313
Capital contribution to Guangzhou Meizheng	-	-	(459)	-	-	-	(459)	459	-
Acquisition of non-controlling interests	-	-	(6,163)	-	-	-	(6,163)	(2,355)	(8,518)

Balance as of December 31, 2015	124,395,645	128	317,414	(3,778)	49,876	22,928	386,568	11,065	397,633
Stock option exercised	1,234,134	-	-	1,427	(93)	-	1,334	-	1,334
Share-based compensation	-	-	773	-	-	-	773	-	773
Foreign currency translation adjustment	-	-	-	-	-	(23,220)	(23,220)	(920)	(24,140)
Net loss	-	-	-	-	(65,625)	-	(65,625)	(23,617)	(89,242)
Acquisition of equity interests from non-controlling shareholders	-	-	(34,570)	-	-	-	(34,570)	3,614	(30,956)
Capital contribution from non-controlling interests	-	-	3,477	-	-	-	3,477	7,718	11,195

Balance as of December 31, 2016	125,629,779	128	287,094	(2,351)	(15,842)	(292)	268,737	(2,140)	266,597
Share-based compensation	-	-	343	-	-	-	343	-	343
Capital contribution from non-controlling interests	-	-	716	-	-	-	716	1,147	1,863
Acquisition of equity interests from non-controlling shareholders	-	-	(1,414)	-	-	-	(1,414)	-	(1,414)
Disposal of Hainan Jinhui	-	-	-	-	-	-	-	(245)	(245)
Foreign currency translation adjustment	-	-	-	-	-	35,743	35,743	(27)	35,716
Net loss	-	-	-	-	(156,476)	-	(156,476)	(22,705)	(179,181)
Balance as of December 31, 2017	125,629,779	$128	$286,739	$(2,351)	$(172,318)	$35,451	$147,649	$(23,970)	$123,679

The accompanying notes are an integral part of these consolidated financial statements.

AIRMEDIA GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars in thousands)

	For the years ended December 31,
	2015	2016	2017
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$142,912	$(89,242)	$(179,181)
Less: Net income from discontinued operations	221,183	-	-
Net loss from continuing operations	(78,271)	(89,242)	(179,181)

Adjustments to reconcile net loss to net cash used in operating activities:
Bad debt provisions	(2,661)	12,697	37,255
Depreciation and amortization	5,771	12,971	12,048
Deferred tax provision	4,681	4,328	-
Impairment of fixed assets, prepaid equipment cost and intangible assets	-	826	67,342
Share-based compensation	567	773	343
(Income) loss and impairment on equity method investments	(2,352)	33	2,603
(Gain) loss on disposal of property and equipment	(129)	22	417
Gain on sale/maturity of short-term investments	(347)	-	-

Changes in assets and liabilities
Accounts receivable	13,742	(3,250)	(1,874)
Notes receivable	762	-	-
Prepaid concession fees	7,302	(3,043)	1,656
Other current assets	(16,045)	(5,369)	(821)
Long-term deposits	3,632	(1,962)	789
Other non-current assets	2,778	(781)	1,304
Amount due from related parties	(4,873)	1,813	(1,310)
Accounts payable	(8,591)	6,730	4,491
Accrued expenses and other current liabilities	(6,762)	2,030	(920)
Deferred revenue	(2,643)	517	(525)
Amount due to related parties	12,803	(15,023)	-
Income tax payable	42,600	(27,377)	(1,712)
Other noncurrent liabilities	-	(303)	(475)

Net cash used in continuing operations	(28,036)	(103,610)	(58,570)
Net cash used in discontinued operations	(41,026)	-	-

Net cash used in operating activities	(69,062)	(103,610)	(58,570)

CASH FLOWS FROM INVESTING ACTIVITIES:
Consideration receivable	-	195,915	-
Purchase of property and equipment	(10,389)	(21,558)	(7,170)
Proceeds from disposal of property and equipment	978	-	-
Net amount received upon settlement of short-term investment	14,206	3,617	-
Acquisition of Guangzhou Xinyu	(4,808)	-	-
Acquisition of AM Jiaming	325	-	-
Acquisition of equity interests from non-controlling shareholders	-	(32,838)	(1,414)
Proceeds from disposal of equity investment	-	3,014	1,502
Disposal of controlling interest in a former subsidiary	(14)	-	-
Loan to third parties	(5,572)	(17,093)	(22,635)
Purchase of long term investment	(3,033)	(475)	(17,449)

Net cash (used in) provided by continuing operations	(8,307)	130,582	(47,166)
Net cash provided by discontinued operations	93,226	-	-

Net cash provided by (used in) investing activities	84,919	130,582	(47,166)

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash payment for a short-term loan	(3,000)	-	-
Capital contribution from non-controlling interest	-	9,796	874
Distribution of dividends to non-controlling interests	(221)	-	-
Proceeds from disposal of equity interests of AirMedia Lianhe	536	-	-
Proceeds from options exercised	4,826	1,334	-

Net cash provided by continuing operations	2,141	11,130	874
Net cash used in discontinued operations	-	-	-

Net cash provided by financing activities	2,141	11,130	874

Effect of exchange rate changes	(1,698)	(7,515)	5,787

Net increase (decrease) in cash, cash equivalents and restricted cash	16,300	30,587	(99,075)
Cash, cash equivalents and restricted cash, at beginning of year	70,660	86,960	117,547

Cash, cash equivalents and restricted cash, at end of year	$86,960	$117,547	$18,472

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income tax paid	$957	$27,712	$1,601
Interests paid for short-term loan	$10	$-	$-
Fair value of property, equipment and other assets acquired in exchange of advertising services rendered and subsidiary's equity transferred	$304	$541	$169

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES:
Payable for purchase of property and equipment	$15,925	$-	$3,569
Acquisition of non-controlling interests	$-	$1,882	$-
Receivable of capital contribution from non-controlling interest	$-	$1,399	$989
Receivable for disposal of equity interests of AM Film and AM Lianhe	$233	$-	$-
Consideration receivable	$200,685	$-	$-

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows:

	As of December 31,
	2015	2016	2017
Cash and cash equivalents	$86,960	$117,547	$15,355
Restricted cash	-	-	3,117
Total cash, cash equivalents and restricted cash	$86,960	$117,547	$18,472

The accompanying notes are an integral part of these consolidated financial statements.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars in thousands, except share and per share data)

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

In June 2015, the Company, Yuehang Chuangyi Technology (Beijing) Co., Ltd. (formerly AirMedia Technology (Beijing) Co., Ltd. ("Chuangyi Technology"), Beijing Linghang Shengshi Advertising Co., Ltd. (formerly Beijing Linghang Shengshi Advertising Co., Ltd.) (“Linghang Shengshi”), which is the Company’s VIE in China as well as the controlling shareholder of AirMedia Group Co., Ltd. (“AM Advertising,”), and Mr. Herman Guo, who is registered shareholder of AM Advertising under PRC law entered into a definitive agreement with Beijing Longde Wenchuang Fund Management Co., Ltd. (“Longde Wenchuang” or the “Buyer”) to sell 75% equity interest of AM Advertising for a consideration of RMB2.1 billion (equivalent to $302,400) in cash. As part of the transaction, the Company effected an internal business reorganization and transferred all its media business in airports (excluding digital TV screens in airports and TV-attached digital frames) and all billboard and LED media business outside of airports (excluding gas station media network and digital TV screens on airplanes) to AM Advertising to form the target business to be sold (the "Target Business") and transferred its other business out of AM Advertising. To effectuate the sale, the Company removed the VIE structure with respect to AM Advertising. The change in the equity ownership of AM Advertising was registered with the local branch of the State Administration for Industry and Commerce, or the SAIC, in December 2015. Since then, there have been other investors invested in AM Advertising, the Company now holds approximately 20.18% equity interest in AM Advertising and has ceased to consolidate the results of AM Advertising since December 2015.

In December 2015, Longde Wenchuang transferred 46.43% equity interest of AM Advertising to Beijing Culture Center Construction Development Fund (LLP) ("Culture Center", together with Longde Wenchuang, the "Buyers"). Longde Wenchuang retained 28.57% equity interest of AM Advertising.

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

On June 19, 2015, Mr. Herman Man Guo submitted to the Board of Directors of the Company a preliminary non-binding proposal letter (the “Proposal Letter”) to acquire the Company in a going private transaction for $3.00 in cash per share (or $6.00 in cash per ADS) other than any ordinary shares or ADSs of the Company beneficially held by Mr. Herman Man Guo, his affiliates or other management shareholders who may choose to roll over their shares in connection with the proposed acquisition (the “Proposal”).  The Board of Directors has formed a special committee consisting of three independent directors to consider the Proposal. On September 30, 2015, the Company entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with AirMedia Holdings Ltd. (“Parent”) and AirMedia Merger Company Limited (“Merger Sub”), a wholly owned subsidiary of Parent, pursuant to which Parent will acquire AirMedia (the “Transaction”) for $3.00 per ordinary share of the Company (a “Share”) or $6.00 per American depositary share, each representing two Shares (an “ADS”). This amount represents a premium of 70.5% over the Company’s closing price of $3.52 per ADS on June 18, 2015, the last trading day prior to June 19, 2015, the date that the Company announced that it had received a “going-private” proposal. Under the terms of the Merger Agreement, either the Company or Parent could terminate the Merger Agreement if the merger contemplated by the Merger Agreement (the “Merger”) was not been completed by June 28, 2016 (the “Termination Date”). On June 27, 2016 and December 19, 2016, the Company entered into Amendment NO. 1 and Amendment NO. 2 to the Agreement and Plan of Merger Agreement. As a result, the Termination Date was further extended to June 30, 2017.

The special committee received a proposed amendment to the Merger Agreement from the buyer group, comprised of Mr. Guo, Ms. Dan Shao and Mr. Qing Xu, on May 23, 2017 to (a) acquire all of the outstanding shares not already owned by the buyer group for $4.00 per ADS or $2.00 per ordinary share in cash, and (b) extend the Termination Date to July 31, 2017. On June 28, 2017, the parties entered into Amendment No.3 to the Merger Agreement to further extend the termination date to July 31, 2017 so as to give the special committee sufficient time to consider the proposed amendment.

On July 31, 2017, the special committee received a proposed amendment to the Merger Agreement from the buyer group, comprised of Mr. Guo, Ms. Dan Shao and Mr. Qing Xu to (a) acquire all of the outstanding shares not already owned by the buyer group for $4.10 per ADS or $2.05 per ordinary share in cash, (b) the parent termination fee has been increased from $5,320 to $10,640, (c) Parent and Merger Sub have both agreed to, on or prior to October 31, 2017, deposit an amount equal to the parent termination fee into an escrow account or cause the issuance of a letter of credit in the same amount for the benefit of the Company as security for the payment of the parent termination fee; d) the Company and its relevant subsidiaries have agreed to facilitate the satisfaction of funding conditions under the Debt Commitment Letter; and e) extend the Termination Date to December 31, 2017. The parties entered into Amendment No.4 to the Merger Agreement to further extend the termination date to December 31, 2017 so as to give the special committee sufficient time to consider the proposed amendment.

On October 31, 2017, the parties entered into Amendment No. 5 and announced that Parent and Merger Sub could not arrange such cash escrow or letter of credit on or prior to October 31, 2017 due to regulatory and policy reasons. As Mr. Herman Guo Man, Ms. Dan Shao and Mr. Qing Xu (collectively, the “Buyer Group”) are committed to proceeding with the going-private transaction, the Buyer Group proposed to provide real properties owned by one member of the Buyer Group as an alternative collateral and security to the above arrangement, and the parties entered into the Merger Agreement Amendment No. 5 to reflect such alternative collateral and security.

On December 27, 2017, the Company announced that it entered into a termination agreement with AirMedia Holdings Ltd. and AirMedia Merger Company Limited to terminate the previously announced merger agreement in view that the going private transaction would not be completed by December 31, 2017, the termination date of the merger agreement. The parties have released each other from all liabilities and obligations with respect to the proposed transaction, and no termination fees will be payable by either party.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars in thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

Introduction of the Group - continued

As of issuance date of this report, details of the Company's subsidiaries, VIEs and VIEs' subsidiaries are as follows:

	Date of		Percentage
	incorporation/	Place of	of legal
Name	acquisition	incorporation	ownership

Intermediate Holding Company:

Broad Cosmos Enterprises Ltd. (“Broad Cosmos”)	June 26, 2006	British Virgin Islands ("BVI")	100%

Air Net International Limited (Formerly AirMedia International Limited ("Air Net International")	July 14, 2007	BVI	100%

Air Net (China) Limited (Fomerly AirMedia (China) Limited) ("AN China")	August 5, 2005	Hong Kong	100%

Subsidiaries:
Yuehang Chuangyi Technology (Beijing) Co., Ltd. (Formerly AirMedia Technology (Beijing) Co., Ltd. ("Chuangyi Technology")	September 19, 2005	the PRC	100%

Shenzhen Yuehang Information Technology Co., Ltd. (Formerly Shenzhen AirMedia Information Technology Co., Ltd.) ("Shenzhen Yuehang")	June 6, 2006	the PRC	100%

Xi'an Shengshi Dinghong Information Technology Co., Ltd. (Formerly Xi'an AirMedia Chuangyi Technology Co., Ltd.) ("Xi'an Shengshi")	December 31, 2007	the PRC	100%

VIEs:
Beijing Linghang Shengshi Advertising Co., Ltd.
(Formerly Beijing Linghang Shengshi Advertising Co., Ltd.)
("Linghang Shengshi ")	August 7, 2005	the PRC	N/A

Beijing Wangfan Jiaming Advertising Co.,Ltd.
(Formerly Beijing AirMedia Jiaming Advertising Co., Ltd.)
("Jiaming Advertising")	January 1, 2007	the PRC	N/A

Beijing Yuehang Digital Media Advertising Co., Ltd. ("Beijing Yuehang")	January 16, 2008	the PRC	N/A

AirMedia Online Network Technology Group Co., Ltd. (Formerly AirMedia Online Network Technology Co., Ltd.) ("AM Online")	April 30, 2015	the PRC	N/A

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars in thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

Introduction of the Group - continued

	Date of		Percentage
	incorporation/	Place of	of legal
Name	acquisition	incorporation	ownership

VIEs' subsidiaries:

Beijing Airnet Pictures Co., Ltd. (Formerly Beijing AirMedia Film & TV Culture Co., Ltd.) ("Airnet Pictures")	September 13, 2007	the PRC	N/A

Beijing Zhihe Xianglong Advertising Co., Ltd. (Formerly Flying Dragon Media Advertising Co., Ltd.) ("Flying Dragon" )	August 1, 2008	the PRC	N/A

Wenzhou Yuehang Advertising Co., Ltd. (Formerly Wenzhou AirMedia Advertising Co., Ltd.) ("Wenzhou Yuehang")	October 17, 2008	the PRC	N/A

Beijing Dongding Gongyi Advertising Co., Ltd. ("Dongding")	February 1, 2010	the PRC	N/A

Beijing GreatView Media Advertising Co., Ltd. (Formerly Beijing Weimei Shengjing Media Advertising Co., Ltd.) ("GreatView Media")	April 28, 2011	the PRC	N/A

Guangzhou Meizheng Online Network Technology Co., Ltd. (Formerly Guangzhou Meizheng Advertising Co., Ltd.) ("Guangzhou Meizheng")	May 17, 2013	the PRC	N/A

Beijing Yuehang Tianyi Electronic Information Technology Co., Ltd.(Formerly Beijing AirMedia Tianyi Information Technology Co., Ltd.) ("Yuehang Tianyi")	September 25, 2013	the PRC	N/A

Wangfan Linghang Mobile Network Technology Co., Ltd. (Formerly AirMedia Mobile Network Technology Co., Ltd. ("Linghang")	April 23, 2015	the PRC	N/A

Guangzhou Meizheng Information Technology Co., Ltd. ("Guangzhou Tech")	June 18, 2015	the PRC	N/A

AirMedia Henglong Mobile Network Technology Co., Ltd. ("AMHL Mobile")	April 27, 2015	the PRC	N/A

Beijing Wangfan Jiaming Pictures Co., Ltd. (Formerly Beijing AirMedia Jiaming Film & TV Culture Co., Ltd.) ("Wangfan Jiaming")	December 31, 2015	the PRC	N/A

Meizheng Network Information Technology Co., Ltd. (“Meizheng Network”)	August 8, 2016	the PRC	N/A

Wangfan Network Technology Co., Ltd.(“Iwanfan”)	May 6, 2016	the PRC	N/A

Shandong Airmedia Cheweishi Network Technology Co., Ltd.(Formerly Shandong Airmedia Car Safety Technology Co.,Ltd.) (“Shangdong Cheweishi”)	July 21, 2016	the PRC	N/A

Dingsheng Ruizhi (Beiing) Investment Consulting Co., Ltd. (“Dingsheng Ruizhi”)	May 25, 2016	the PRC	N/A

Wangfan Tongda Culture Development (Beijing) Co., Ltd. (“Tongda Culture”)	May 11, 2018	the PRC	N/A

Yuehang Zhongying E-commerce Co., Ltd. (“Zhongying”)	May 17, 2018	the PRC	N/A

Beijing Airport United Culture Media Co., Ltd. (“Airport United”)	June 19, 2018	the PRC	N/A

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars in thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

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

One of the Company's subsidiary, AN China, the 100% shareholder of Chuangyi Technology, Shenzhen Yuehang, and Xi’an Shengshi, has been engaged in the advertising business in Hong Kong since September 2008.

The Group conducts substantially all of its activities through VIEs, i.e. Linghang Shengshi, Beijing Yuehang and AM Online, and the VIEs' subsidiaries. The VIEs have entered into the following series of agreements with Chuangyi Technology:

•	Technology support and service agreement: Chuangyi Technology provides exclusive technology support and consulting services to the VIEs and in return, the VIEs are required to pay Chuangyi Technology service fees. The VIEs pay to Chuangyi Technology annual service fees in the amount that guarantee that the VIEs can achieve, after deducting such service fees payable to Chuangyi Technology, a net cost-plus rate of no less than 0.5% in the case of Linghang Shengshi, and Jiaming Advertising, or 1.0% in the case of Beijing Yuehang, which final rate should be determined by Chuangyi Technology. The "net cost-plus rate" refers to the operating profit as a percentage of total costs and expenses of a certain entity. The technology support and service fees for each given year payable by AM Online to Chuangyi Technology under AM Online’s technology support and service agreement shall be determined by AM Online and Chuangyi Technology at the first month of such year taking into account several factors. Those factors include the credential of the team of Chuangyi Technology that provides services to AM Online, the number of service hours, the nature and value of the services provided by Chuangyi Technology, the extent to which Chuangyi Technology provides patent or other license to AM Online in its provision of technology support and service and the correlation between AM Online’s results of operations and the technology support and service provided by Chuangyi Technology. In the event Chuangyi Technology finds it necessary to make subsequent adjustment to the amount of fees, AM Online shall negotiate in good faith with Chuangyi Technology to determine the new fee. The technology support and service agreements are effective for ten years and such term is automatically renewed upon its expiry unless either party informs the other party of its intention of no extension at least twenty days prior to the expiration of the agreements.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars in thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

The VIE arrangements - continued

•

Technology development agreement: VIEs exclusively engaged Chuangyi Technology to provide technology development services. Chuangyi Technology owns the intellectual property rights developed in the performance of these agreements. Except for AM Online, the VIEs pay to Chuangyi Technology annual service fees in the amount that guarantee that the VIEs can achieve, after deducting such service fees payable to Chuangyi Technology, a net cost-plus rate of no less than 0.5% in the case of Linghang Shengshi, and Jiaming Advertising, which final rate should be determined by Chuangyi Technology. It is at Chuangyi Technology's sole discretion that the rate and amount of fees ultimately charged the VIEs under these agreements are determined. The "net cost-plus rate" refers to the operating profit as a percentage of total costs and expenses of a certain entity. The technology development fees for each given year payable by AM Online to Chuangyi Technology under AM Online’s technology development agreement shall be determined by AM Online and Chuangyi Technology at the first month of such year taking into account several factors. Those factors include the credential of the team of Chuangyi Technology that provides services to AM Online, the number of service hours, the nature and value of the services provided by Chuangyi Technology, the extent to which Chuangyi Technology provides patent or other license to AM Online in its provision of technology development service and the correlation between AM Online’s results of operations and the technology development service provided by Chuangyi Technology. In the event Chuangyi Technology finds it necessary to make subsequent adjustment to the amount of fees, AM Online shall negotiate in good faith with Chuangyi Technology to determine the new fee. The technology development agreements are effective for ten years and such terms is automatically renewed upon its expiry unless either party informs the other party of its intention of no extension at least twenty days prior to the expiration of the agreements.

•

Exclusive Technology Consultation and Service Agreement: AM online exclusively engages Chuangyi Technology to provide consultation services in relation to management, training, marketing and promotion. AM Online agrees to pay to Chuangyi Technology the amount of annual service fees as determined by Chuangyi Technology. In the event Chuangyi Technology finds it necessary to make subsequent adjustment to the amount of fees, AM Online shall negotiate in good faith with Chuangyi Technology to determine the new fees. The exclusive technology consultation and service agreement remains effective for ten years and such term may be reviewed by Chuangyi Technology’s written confirmation prior to the expiration of the agreement term.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars in thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

The VIE arrangements - continued

•

Call option agreement: Under the call option agreements between Chuangyi Technology and the shareholders of Linghang Shengshi, Beijing Yuehang and Jiaming Advertising, the shareholders of those VIEs irrevocably granted Chuangyi Technology or its designated third party an exclusive option to purchase from the VIEs' shareholders, to the extent permitted under PRC law, all the equity interests in the VIEs, as the case may be, for the minimum amount of consideration permitted by the applicable law without any other conditions. Under the call option agreements between Chuangyi Technology and the shareholders of AM Online, the shareholders of AM Online irrevocably granted Chuangyi Technology or its designated third party an exclusive option to purchase from the shareholders of AM Online, to the extent permitted under PRC law, all the equity interests in AM Online, as the case may be. To the extent the applicable PRC law does not require the valuation of the subject equity interests and does not otherwise restrict the purchase price for such equity interests, such purchase price shall equal the amount of actual payment made by the respective shareholders of AM Online with respect to the equity interests whether in the form or share capital injection or secondary purchase price. If and where the applicable PRC law requires the valuation of the subject equity interests or otherwise has restrictions on the purchase price for such equity interests, such purchase price shall equal the minimum amount of consideration permitted by the applicable law. In addition, under these agreements (except for the call option agreements between Chuangyi Technology and the shareholders of AM Online), Chuangyi Technology has undertaken to act as guarantor of VIEs in all operations-related contracts, agreements and transactions and commit to provide loans to support the business development needs of VIEs or if the VIEs suffer operating difficulties, provided that the relevant VIE's shareholders satisfy the terms and conditions in the call option agreements. Under PRC laws, to provide an effective guarantee, a guarantor needs to execute a specific written agreement with the beneficiary of the guarantee. As Chuangyi Technology has not entered into any written guarantee agreements with any third party beneficiaries to guarantee the VIEs' performance obligations to these third parties, none of these third parties can demand performance from Chuangyi Technology as a guarantor of the VIEs' performance obligations. The absence of a written guarantee agreement, however, does not affect our conclusion that we are the primary beneficiary of the VIEs and in turn should consolidate the financials of the VIEs. The term of each call option agreement is ten years and such terms can be renewed upon expiration at Chuangyi Technology's sole discretion.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars in thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

The VIE arrangements - continued

•	Equity pledge agreement: Under the equity pledge agreements between Chuangyi Technology and the shareholders of our VIEs other than AM Online, the shareholders of those VIEs pledged all of their equity interests, including the right to receive declared dividends, in those VIEs to Chuangyi Technology to guarantee those VIEs' performance of their obligations under the technology support and service agreement and the technology development agreement. Under the equity pledge agreements between Chuangyi Technology and the shareholders of AM Online, the shareholders of AM Online pledged all of their equity interests, including the right to receive declared dividends, in AM Online to Chuangyi Technology to guarantee the performance by AM Online of its obligations under its call option agreement and its exclusive technology consultation and service agreement. If the VIEs fail to perform their obligations set forth in the applicable agreements, Chuangyi Technology shall be entitled to exercise all the remedies and powers set forth in the provisions of the applicable equity pledge agreements. Those agreements remain effective for as long as the technology support and service agreements and technology development agreement are effective, or, in the case of AM Online, until two years after the term of the obligations under the call option agreement and exclusive technology consultation and service agreement.

•	Authorization letter: Each shareholder of the VIEs has executed an authorization letter to authorize Chuangyi Technology to exercise certain of its rights, including voting rights, the rights to enter into legal documents and the rights to transfer any or all of its equity interest in the VIEs. The authorization letters by the shareholders of our VIEs other than AM Online will remain effective during the operating periods of the respective VIEs. Such authorization is effective for ten years and such term is renewed upon its expiry at Chuangyi Technology's sole discretion. The authorization letters by the shareholders of AM Online will remain effective for as long as the respective parties remain shareholders of AM Online unless terminated earlier by Chuangyi Technology or the call option agreement with respect to AM Online is terminated prior to its expiration.

Through the above contractual arrangements, Chuangyi Technology has obtained 100% of shareholders' voting interest in the VIEs, has the right to receive all dividends declared and paid by the VIEs and may receive substantially all of the net income of the VIEs through the technical support and service fees as determined by Chuangyi Technology at its sole discretion. Accordingly, we have consolidated the VIEs because we believe, through the contractual arrangements, (1) Chuangyi Technology could direct the activities of the VIEs that most significantly affect its economic performance and (2) Chuangyi Technology could receive substantially all of the benefits that could be potentially significant to the VIEs. Other than the contractual arrangements described above, because the management and certain employees of Chuangyi Technology also serve in the VIEs as management or employees, certain operating costs paid by Chuangyi Technology, such as payroll costs and office rental, were re-charged to the VIEs.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars in thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

The VIE arrangements - continued

Chuangyi Technology also entered into loan agreements with each shareholder of AM Online, pursuant to which Chuangyi Technology permits to make loans in an aggregate amount of RMB 40,000 to the shareholders of AM Online solely for the incorporation and capitalization of AM Online. The loan is interest free and the term of the loan is ten years and shall be automatically renewed on an annual basis unless Chuangyi Technology objects. Chuangyi Technology can require the shareholders to repay all or a portion of the loan before the maturity date with a 15 days prior written notice. Under such circumstances, Chuangyi Technology is entitled to, or designate a third party to, buy all or a portion of the shareholders' equity interests in AM Online on a pro rata basis based on the amount of the repaid principal of the loan.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars in thousands, except share and per share data)

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

The Group's ability to control the VIEs also depends on the authorization letters that Chuangyi Technology has to vote on all matters requiring shareholder approval in the VIEs. As noted above, the Group believes the rights granted by the authorization letters is legally enforceable but may not be as effective as direct equity ownership.

In addition, if the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the PRC government could:

•	revoke the business and operating licenses of the Group's PRC subsidiaries and affiliates;

•	discontinue or restricting the Group's PRC subsidiaries' and affiliates' operations;

•	impose conditions or requirements with which the Group or its PRC subsidiaries and affiliates may not be able to comply; or

•	require the Group or its PRC subsidiaries and affiliates to restructure the relevant ownership structure or operations;

The imposition of any of these penalties may result in a material and adverse effect on the Group's ability to conduct the Group's business. In addition, if the imposition of any of these penalties causes the Group to lose the rights to direct the activities of the VIEs and its subsidiaries or the right to receive their economic benefits, the Group would no longer be able to consolidate the VIEs. The Group does not believe that any penalties imposed or actions taken by the PRC Government would result in the liquidation of the Group, Chuangyi Technology, or the VIEs.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars in thousands, except share and per share data)

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

The following financial statement information for AirMedia's VIEs were included in the accompanying consolidated financial statements, presented net of intercompany eliminations, as of and for the years ended December 31:

	As of December 31,
	2016	2017

Total current assets	$177,425	$73,362
Total non-current assets	127,486	122,489

Total assets	304,911	195,851

Total current liabilities	71,535	63,302
Total non-current liabilities	24,384	25,528

Total liabilities	$95,919	$89,294

	For the years ended December 31,
	2015	2016	2017

Net revenues	$46,237	$16,311	$23,759
Net loss	(60,117)	(81,659)	(173,516)

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars in thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Risks in relation to the VIE structure - continued

The VIEs contributed an aggregate of 98.0%, 98.8% and 100.0% of the consolidated net revenues for the years ended December 31, 2015, 2016 and 2017, respectively. As of December 31, 2016 and 2017, the VIEs accounted for an aggregate of 80.0% and 85.6%, respectively, of the consolidated total assets, and 83.7% and 85.6%, respectively, of the consolidated total liabilities.

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

(b)	Going concern

The Group incurred operating losses and had negative operating cash flows and may continue to generate negative cash flows as the Group implements its business plan for 2018. There can be no assurance that the continuing efforts to execute the business plan will be successful and that the Group will be able to continue as a going concern.

The Group incurred losses from operations of $89,812 and $178,804 for the years ended December 31, 2016 and 2017. As of December 31, 2017, the Group had accumulated deficit of $172,318. The Group had negative cash flows from operating activities for the years ended December 31, 2016 and 2017, the net cash used in operating activities was $103,610 and $58,570 for the years ended December 31, 2016 and 2017. These conditions raise substantial doubt about the Group’s ability to continue as a going concern.

The Group intends to meet the cash requirements for the next 12 months from the issuance date of this report through a combination of debt, equity financing by way of private placements, friends, family and business associates and management financial support. The Group will focus on the following activities:

1. The Group plans to pledge the residual 20.18% shares of equity interest of AM Advertising in Bank of Beijing to acquire the long-term borrowing amounted to $30,739 (RMB 200,000), the pledge plan is in process of Bank of Beijing’s approval.

2. The Group is in the process of selling the residual 20.18% shares of AM Advertising to third parties.

3. The Group plans to issue one of its subsidiary’s shares to finance $23,055 (RMB 150,000) from potential investor.

4. The Group is focusing on improving operation efficiency and cost reduction to standardize operations, enhance internal controls, and create synergy of the Company’s resources.

The Group has also acquired the financial support letter from Mr. Man Guo and Mr. Qing Xu, Mr. Man Guo and Mr. Qing Xu express their willingness and intent to provide the necessary financial support to the Group, so as to enable the Group to meet its liabilities as and when it falls due and to carry on its business without a significant curtailment of operations for the next 12 months from the issuance date of this report.

As a result, management prepared the consolidated financial statements assuming the Group will continue as a going concern. However, there is no assurance that the measures above can be achieved as planned. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

(c)	Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, its VIEs and its VIEs' subsidiaries. All inter-company transactions and balances have been eliminated upon consolidation.

(d)	Discontinued operations

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

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(e)	Use of estimates

The preparation of financial statements in conformity with US GAAP requires to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period and accompanying notes, including allowance for doubtful accounts, the useful lives of property and equipment and intangible assets, impairment of long-term investments, impairment of long-lived assets, share-based compensation and valuation allowance for deferred tax assets. Actual results could differ from those estimates.

(f)	Significant risks and uncertainties

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

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(g)	Fair value

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

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(h)	Fair value of financial instruments

The Group's financial instruments include cash, accounts receivable, amount due from related parties and accounts payable. The Group did not have any other financial assets and liabilities or nonfinancial assets and liabilities that are measured at fair value on recurring basis as of December 31, 2016 and 2017.

The Group's financial assets and liabilities measured at fair value on a non-recurring basis include certain assets in connection with an equity share exchange transaction based on level 2 inputs and acquired assets and liabilities based on level 3 inputs in connection with business combinations.

(i)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid deposits which are unrestricted as to withdrawal or use, and which have original maturities of three months or less when purchased.

(j)	Restricted cash

Restricted cash relates to amount required by the bank as the deposits for the purpose of commercial notes issuance.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(k)	Property and equipment , net

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

Costs of repairs and maintenance are expensed as incurred and asset improvements that extend the useful life are capitalized. The gain or loss on disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated income statement.  When property and equipment are retired or otherwise disposed of the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period.

(l)	Impairment of long-lived assets

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

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

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

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars in thousands, except share and per share data)

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

Due to the continuing losses and significant reduced revenue from operations, the Group recognized a fully impairment loss of $1,228 for the year ended December 31, 2017.

(o)	Revenue recognition

The Group's revenues are derived from selling advertising time slots on the Group's advertising networks. For the years ended December 31, 2015, 2016 and 2017, the advertising revenues were generated from TV-attached digital frames in airports, digital TV screens in airports, digital TV screens on airlines, trains and buses WIFI network and gas station media network.

The Group typically signs standard contracts with its advertising customers, who require the Group to run the advertiser's advertisements on the Group's network in airports, airlines, and through WIFI network for a period of time. The Group recognizes advertising revenues ratably over the performance period for which the advertisements are displayed, so long as collection of the fees remains probable.

The Group also wholesales the advertising platforms such as scrolling light boxes and billboards in the gas stations located in some major cities, with the exception of Beijing, Shanghai and Shenzhen, to advertising agents, and signs fixed fee contracts with the agents for a specified period. The revenue is recognized on a straight-line basis over the specified period.

The Group also provides programs like movie to each airline company, which are broadcasted in digital TV screens on airlines. The Group typically signs standard contracts with its airline companies, who require the Group to provide the programs which would play on the Group's digital TV screens on airlines for a specified period. The revenue is recognized on a straight-line basis over the specified period.

Deferred revenue

Prepayments from customers for advertising service are deferred and recognized as revenue when the advertising services are rendered.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(p)	Revenue recognition - continued

Nonmonetary exchanges

The Group occasionally exchanges advertising time slots and locations with other entities for assets or services, such as equipment and other assets. The amount of assets and revenue recognized is based on the fair value of the advertising provided or the fair value of the transferred assets, whichever is more readily determinable. The amounts of revenues recognized for nonmonetary transactions were $473, nil and nil for the years ended December 31, 2015, 2016 and 2017, respectively. No direct costs are attributable to the revenues.

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

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars in thousands, except share and per share data)

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

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(t)	Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating lease. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease periods.

(u)	Advertising costs

The Group expenses advertising costs as incurred. Total advertising expenses were $350, $720 and $1,209 for the years ended December 31, 2015, 2016 and 2017, respectively, and have been included as part of selling and marketing expenses.

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

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars in thousands, except share and per share data)

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

The impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than not to be sustained upon audit by the relevant tax authorities. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, the Group classifies the interest and penalties, if any, as a component of the income tax expense. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100,000. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. According to Hong Kong Inland Revenue Department, the statute of limitation is six years if any company chargeable with tax has not been assessed or has been assessed at less than the proper amount, the statute of limitation is extend to 10 years if the underpayment of taxes is due to fraud or willful evasion. For years ended December 31, 2015, 2016 and 2017, the Group did not have any material interest or penalties associated with tax positions nor did the Group have any significant unrecognized uncertain tax positions. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months. The Company is not currently under examination by an income tax authority, nor has been notified that an examination is contemplated.

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

(y)	Comprehensive income (loss)

Comprehensive income (loss) includes net income (loss) and foreign currency translation adjustments and is presented net of tax. The tax effect is nil for the three years ended December 31, 2015, 2016 and 2017 in the consolidated statements of comprehensive income (loss).

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

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(aa)	Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and accounts receivable. The Group places their cash with financial institutions with high-credit rating and quality in China. For the years ended December 31, 2015, 2016 and 2017, no individual customer accounted for over 10% of total revenue. There is no customer accounting for 10% or more of total accounts receivables as of December 31, 2016, and there is a customer accounting for 10% of total accounts receivables as of December 31, 2017.

(bb)	Net income (loss) per share

Basic net income (loss) per share are computed by dividing net income (loss) attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. Diluted net income (loss) reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Potential common shares in the diluted net loss per share computation are excluded in periods of losses from continuing operations, as their effect would be anti-dilutive.

(cc)	Government subsidies

The Group primarily receives tax refund and development supporting bonus from tax bureau and local government without any condition or restriction. The government subsidies are recorded in other income on the consolidated statements of operations in the period in which the amounts of such subsidies are received without future performance requirement. The recognized government subsidies as other income are $513, $86 and nil for the years ended December 31, 2015, 2016 and 2017, respectively.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(dd)	Recent issued accounting standards

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2014-09, Revenuefrom Contracts with Customers (Topic 606), which supersedes the revenue recognition requirements in Topic 605, Revenue Recognition. The core principle of Topic 606 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services.

To determine revenue recognition for arrangements that an entity determines are within the scope of Topic 606, the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. Topic 606 also impacts certain other areas, such as the accounting for costs to obtain or fulfill a contract. The standard also requires disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

Management has adopted this standard effective January 1, 2018 using the modified-retrospective approach, in which case the cumulative effect of applying the standard would be recognized at the date of initial application. The Company also estimates there were no material impact to the beginning balance of retained earnings.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(dd)	Recent issued accounting standards - continued

In January 2016, the FASB issued ASU 2016-01, "Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities" This guidance revises the accounting related to the classification and measurement of investments in equity securities as well as the presentation for certain fair value changes in financial liabilities measured at fair value, and amends certain disclosure requirements. The guidance requires that all equity investments, except those accounted for under the equity method of accounting or those resulting in the consolidation of the investee, be accounted for at fair value with all fair value changes recognized in income. For financial liabilities measured using the fair value option, the guidance requires that any change in fair value caused by a change in instrument-specific credit risk be presented separately in other comprehensive income until the liability is settled or reaches maturity. The guidance is effective for interim and annual reporting periods in fiscal years beginning after December 15, 2017, with early adoption permitted for certain provisions. A reporting entity would generally record a cumulative-effect adjustment to beginning retained earnings as of the beginning of the first reporting period in which the guidance is adopted. The Group estimated that the adoption of ASU No. 2016-01 will not have a significant impact on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application of the guidance is permitted. In transition, entities are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. In July 2018, the FASB issued ASU No. 2018-10 and No. 2018-11, Leases (ASC 842). ASU 2018-10 provides narrow amendments that clarify how to apply certain aspects of the guidance in ASU 2016-02. ASU 2018-11 provides entities with an option of an additional transition method, by allowing entities to initially apply the new leases standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. It also provides lessors an option to not separate lease and non-lease components when certain criteria are met. The Group is in the process of evaluating the impact that this guidance will have on its consolidated financial statements.

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

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, to provide guidance on the presentation and classification of certain cash receipts and cash payments on the statement of cash flows. The guidance specifically addresses cash flow issues with the objective of reducing the diversity in practice. The guidance will be effective for the Company in fiscal year 2018, but early adoption is permitted. The adoption of this guidance is not expected to have a material impact on the Group's consolidated financial condition, results of operations or cash flows.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(dd)	Recent issued accounting standards - continued

In November 2016, the FASB issued ASU No. 2016-18, "Statement of Cash Flows: Restricted Cash". The amendments address diversity in practice that exists in the classification and presentation of changes in restricted cash on the statement of cash flows. The amendment is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Group elected to early adopt this guidance on a retrospective basis and have applied the changes to the consolidated statements of cash flows for the years ended December 31, 2015, 2016 and 2017.

In May 2017, the FASB issued ASU No. 2017-09 (“ASU 2017-09”) to provide guidance to clarify when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the changes in terms or conditions. ASU 2017-09 is effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted and application is prospective. The Group estimated that the adoption of this guidance will not have a material impact on its consolidated financial statements.

In February 2018, the FASB issued ASU 2018-02, Income Statement Reporting Comprehensive Income (Topic 220). The amendments in this Update allow a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act. Consequently, the amendments eliminate the stranded tax effects resulting from the Tax Cuts and Jobs Act and will improve the usefulness of information reported to financial statement users. However, because the amendments only relate to the reclassification of the income tax effects of the Tax Cuts and Jobs Act, the underlying guidance that requires that the effect of a change in tax laws or rates be included in income from continuing operations is not affected. The amendments in this Update also require certain disclosures about stranded tax effects. Public business entities should apply the amendments in ASU 2018-02 for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption of the amendments in this Update is permitted, including adoption in any interim period, (1) for public business entities for reporting periods for which financial statements have not yet been issued and (2) for all other entities for reporting periods for which financial statements have not yet been made available for issuance. The Company is currently evaluating the impact of adopting ASU 2018-02 on its consolidated financial statements.

In February 2018, the FASB issued guidance to address the income tax accounting treatment of the tax effects within other comprehensive income due to the enactment of the Tax Cuts and Jobs Act (the “Tax Act”). This guidance allows entities to elect to reclassify the tax effects of the change in the income tax rates from other comprehensive income to retained earnings. The guidance is effective for periods beginning after December 15, 2018 although early adoption is permitted. In March 2018, the FASB issued ASU No. 2018-05, Income Tax (Topic 740) - Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 118. This update adds SEC paragraphs pursuant to the SEC Staff Accounting Bulletin No. 118, which expresses the view of the staff regarding application of Topic 740, Income Taxes, in the reporting period that includes December 22, 2017 - the date on which the Tax Act was signed into law. The Company has completed the assessment of the adoption of this guidance on its consolidated financial statements, and the Group does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

In June, 2018, the FASB issued ASU No. 2018-07 to provide guidance to reduce cost and complexity and to improve financial reporting for share-based payments issued to nonemployees (for example, service providers, external legal counsel, suppliers, etc.). The amendments in this ASU are effective for public companies for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. The Group does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

Recently issued ASUs by the FASB, except for the ones mentioned above, and are not expected to have a significant impact on the Company’s consolidated results of operations or financial position.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars in thousands, except share and per share data)

3.	DISCOUNTINUED OPERATION

The disposal of Target Business described in Note 1 was completed in December 2015.

According to the Equity Interest Transfer Agreement, the Buyers may require the Company to repurchase the equity interest of AM Advertising upon the occurrence of certain events. As these events are considered improbable, no fair value was allocated to the associated put option.

The Equity Interest Transfer Agreement also contains an earn out structure, in the event that the net profit (before or after adjustment for non-recurring gains and losses, whichever is less) of restructured AM Advertising in each of the fiscal years of 2015, 2016, 2017, and 2018 (collectively, the “Covered Period”) is less than the profit target of RMB1,059,200 (the “Profit Target”) (being RMB200,000, RMB240,000, RMB288,000 and RMB331,200, equivalent to $30,875, $37,050, $44,459 and $51,128, for the fiscal years of 2015, 2016, 2017, and 2018 respectively), other shareholders of AM Advertising, excluding the Buyers, will be obligated to compensate the Buyers for the deficiency by transferring their equity interest in AM Advertising to the Buyers for nil consideration and/or by cash, based on a pre-determined formula with such compensations in aggregate being subject to a cap equal to the amount of the consideration. As of December 31, 2016, the Group treated the provision for earn out commitment of $23,549 as contingent liability (Note 23-c). On March 29, 2018 and August 31, 2018, a memorandum of understanding (“MoU”) and its supplemental agreement respectively, with, among others, Beijing Longde Wenchuang Investment Fund Management Co., Ltd and Beijing Cultural Center Construction and Development Fund (Limited Partnership), under which, among other things, Linghang Shengshi and Mr. Guo have agreed to pay or make available to AM Advertising on or prior to May 30, 2018 and furhter extended to September 30, 2018 an aggregate of RMB304,554 which was to be discounted by the following amounts (i) the RMB152,000 profits attributable to Linghang Shengshi, Mr. Guo and Mr. Xu for the first nine months of 2015, based on a third-party pro forma audit report on the Target Business; (ii) the shareholder loan of RMB88,000 in principal balance and RMB7,840 in interests; and (iii) the payment of RMB56,714 in cash after the sale of the 20.32% equity interests in AM Advertising, which consisted of 20% equity interests hold by the Group and 0.32% equity interests hold by Mr. Man Guo, and following the completion of the foregoing arrangements, our obligations with respect to the profit target for 2015, the earnout provision for the first nine months of 2015 and the shareholder loans between AM Advertising and AirMeia Shengshi shall be deem completed. According to the aforesaid MoU, after Linghang Shengshi, Mr. Guo and Mr. Xu transfer all the equity interest of AM Advertising, they will cease to be shareholders of AM Advertising and will not be able to continuously assume the obligations in connection with the profit commitment and earn out provision as a matter of fact. The Group is negotiating for further extension of MoU.

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

For the year ended December 31,
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

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars in thousands, except share and per share data)

3.	DISCOUNTINUED OPERATION - continued

Details of related party transactions for the years ended December 31, 2015 were as follows:

Concession cost purchased from:

Name of related parties	Relationship	For the year ended December 31, 2015
Guangxi Dingyuan (1)	Equity method investee	$1,107
Qingdao AM (2)	Equity method investee	1,230
		$2,337

Equity transaction with a related party:

Name of related parties	Relationship	For the year ended December 31, 2015
Beijing Dayun Culture Communication Co., Ltd. ("Dayun Culture") (3)	Invested by management of the Group	$8,605
		$8,605

(1)	The Group purchased stand-alone digital frames, LED and lightbox concession in Nanning airport from Guangxi Dingyuan amounting to $1,107 for the years ended December 31, 2015.

(2)	The Group purchased stand-alone digital frames concession in Qingdao airport from Qingdao AM amounting to $1,230 for the year ended December 31, 2015.

(3)	In November 2015, AM Advertising purchased 20% equity interest in Beijing AirMedia Lianhe Advertising Co., Ltd. (“AirMedia Lianhe”) from Dayun Culture with consideration of $8,605. After the transaction, AM Advertising held 100% equity interest in AirMedia Lianhe.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars in thousands, except share and per share data)

4.	SEGMENT INFORMATION AND REVENUE ANALYSIS

The Group is mainly engaged in selling advertising time slots on their network, primarily air travel advertising network, trains and buses WIFI network, throughout PRC.

The Group chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group; hence, the Group has only one operating segment.

Geographic information

The Group primarily operates in the PRC and substantially all of the Group's long-lived assets are located in the PRC.

Revenue by service categories

	For the years ended December 31,
	2015	2016	2017
Revenues from continuing operations:

Air Travel Media Network	$38,917	$12,178	$18,702
Gas Station Media Network	9,840	4,009	4,093
Other Media	2,109	410	1,533
	$50,866	$16,597	$24,328

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars in thousands, except share and per share data)

5.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consists of the following:

	As of December 31,
	2016	2017

Accounts receivable, gross	$13,596	$15,571

Less: Allowance for doubtful accounts	(3,815)	(4,591)

Accounts receivable, net	$9,781	$10,980

Movement of allowance for doubtful accounts is as follows:

	Balance at				Balance at
	beginning	Charge to		Exchange	end of the
	of the year	expenses	Write off	adjustment	year

2015	$4,458	(2,661)	-	(70)	1,727
2016	1,727	2,248	-	(160)	3,815
2017	3,815	1,403	(883)	256	4,591

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars in thousands, except share and per share data)

6.	OTHER CURRENT ASSETS, NET

Other current assets, net, consist of the following:

	As of December 31,
	2016	2017

Input VAT receivable	$16,249	$20,670
Prepaid selling and marketing fees	368	1,708
Short-term deposits	74	129
Prepaid income tax	417	273
Prepaid individual income tax and other employee advances	290	435
Loans to third parties (i)	17,080	41,733
Receivable from third party (ii)	7,106	4,317
Receivable from a non-controlling interest holders	6,377	3,170
Receivable from AM Advertising and its subsidiaries (iii)	23,550	26,160
Receivables from ADS depositary	468	-
Other prepaid expenses (iv)	2,732	7,346
Others	-	1,166
	74,711	107,107
Allowance for doubtful amounts	(5,861)	(47,282)

	$68,850	$59,825

(i)	These third parties provide outdoor advertising services to their customers. Loans to third parties are in order to secure them to provide advertising services at prime locations to the Group. For the years ended December 31, 2016 and 2017, the Group entered into various loan agreements with third parties amounting with aggregated amount of $17,080 and $41,733, respectively with the terms of one year. The interest rates were from 4.35% to 8% without any assets pledged for the years ended December 31, 2016 and 2017, respectively. As of December 31, 2017, the management conducted a review on the outstanding loans, and the review discovered that market conditions under which the third parties competed deteriorated unexpectedly in 2017, which imposed adverse constraints on their ability to repay the loans. As of December 31, 2016 and 2017, the bad debt allowance for loan to third parties amounted to $864 and $40,748 respectively.

(ii)	Receivable from third party mainly represented the receivable from the disposal of investment and property. As of December 31, 2016 and 2017, the bad debt allowance was $1,031 and $257, respectively.

(iii)

On March 29, 2018 and August 23, 2018, we entered into a MoU and its supplemental agreement respectively, with, among others, Longde Wenchuang and Beijing Cultural Center Construction and Development Fund (Limited Partnership), under which, among other things, Linghang Shengshi and Mr. Guo have agreed to pay or make available to AM Advertising on or prior to May 30, 2018 and further extended to September 30, 2018 an aggregate of RMB304,553,900 which was to be discounted by the following amounts (i) the RMB152,000,000 profits attributable to Linghang Shengshi, Mr. Guo and Mr. Xu for the first nine months of 2015, based on a third-party pro forma audit report on the Target Business; (ii) the shareholder loan of RMB88,000,000 in principal balance and RMB7,840,000 in interests; and (iii) the payment of RMB56,713,900 in cash after the sale of the 20.32%  equity interests in AM Advertising, which consisted of 20% equity interests hold by the Group and 0.32% equity interests hold by Mr. Man Guo, and following the completion of the foregoing arrangements, our obligations with respect to the profit target for 2015, the earnout provision for the first nine months of 2015 and the shareholder loans between AM Advertising and AirMeia Shengshi shall be deem completed. According to the aforesaid MoU, after Linghang Shengshi, Mr. Guo and Mr. Xu transfer all the equity interest of AM Advertising, they will cease to be shareholders of AM Advertising and will not be able to continuously assume the obligations in connection with the profit commitment and earnout provision as a matter of fact. However, we cannot assure you that the Buyers will not bring up any claim with respect to the above arrangements and if there is any dispute or legal proceedings initiated, our business and financial position may be adversely affected. The Group is negotiating for further extension of MoU.

Receivable from AM Advertising and its subsidiaries balance amounted to $19,021 and $26,160 as of December 31, 2016 and 2017. As of December 31, 2016 and 2017, $3,499 and $3,734 of bad debt allowance was made for the receivable balance, respectively. The balance $26,160 as of December 31, 2017 will be deem settled if the MoU is effective.

(iv)	As of December 31, 2016 and 2017, the bad debt allowance was $467 and $2,543, respectively.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars in thousands, except share and per share data)

7.	ACQUIRED INTANGIBLE ASSETS, NET

Acquired intangible assets, net, consist of the following:

	As of December 31,
	2016				2017
	Gross			Net	Gross			Net
	carrying	Accumulated	Accumulated	carrying	carrying	Accumulated	Accumulated	carrying
	amount	amortization	impairment	amount	amount	amortization	impairment	amount

Audio-vision programming and broadcasting qualification	$200	$(35)	$(165)	$-	$213	$(37)	$(176)	$-
Customer relationships	689	(689)	-	-	735	(735)	-	-
Contract backlog	1,441	(1,441)	-	-	1,536	(1,536)	-	-
Concession agreements	9,758	(7,513)	(563)	1,682	10,404	(8,529)	(1,875)	-
Non-compete agreements	170	(161)	(9)	-	182	(172)	(10)	-

	$12,258	$(9,839)	$(737)	$1,682	$13,070	$(11,009)	$(2,061)	-

The amortization expense for the years ended December 31, 2015, 2016 and 2017 were $505, $510 and $501, respectively. Due to the continuing losses and significant reduced revenue from operations, the Group recognized an impairment loss of $1,228 for the year ended December 31, 2017.

8.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consist of the following:

	As of December 31,
	2016	2017
Digital display network equipment	$6,314	$6,548
WIFI and network equipment	27,719	36,431
Gas station display network equipment	38,615	43,079
Software	9,174	9,764
Office property	5,805	11,506
Computer and office equipment	2,828	3,264
Vehicle	938	817
Leasehold improvement	607	2,262
Construction in progress	1,422	514
Furniture and fixture	1,123	994
Total original costs	94,545	115,179
Less: impairment	(826)	(52,216)
Less: accumulated depreciation	(32,714)	(47,521)

Total property and equipment, net	$61,005	$15,442

Depreciation expense recorded for the years ended December 31, 2015, 2016 and 2017 were $5,266, $12,461 and $11,547 respectively. Due to the continuing losses and significant reduced revenue from operations, the Group recognized an impairment loss of nil, $826 and $22,741 on gas station related equipment for the years ended December 31, 2015, 2016 and 2017, and recognized an impairment loss of nil, nil and $26,727 for the year ended December 31, 2015, 2016 and 2017 for the Wi-Fi equipment.

9.	PREPAID EQUIPMENT COST

On May 12, 2013, the Group entered into an agreement with Elec-Tech International Co., Ltd. ("Elec-Tech") to exchange the equity interests of GreatView Media, one of the VIE's subsidiary, with LED screens from Elec-Tech, pursuant to which Elec-Tech would invest $104,000 in total (equivalent to RMB640,000) to purchase approximately 21.27% of the equity interest of GreatView Media. In exchange, GreatView Media undertook to exclusively use the equal amounts of such injections to purchase LED screens from Elec-Tech or its subsidiaries. As of December 31, 2016, the prepaid equipment cost amounting to $16,200, all of which are prepayment for LED screens. For the year ended December 31, 2017, the Group recognized an impairment loss of $16,646 from this transaction as the ordered equipment was out of dated, of which the increase was due to the exchange rate fluctuation, and the prepaid equipment cost amounting to $290 mainly represented the prepayment made for the leasehold improvement.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars in thousands, except share and per share data)

10.	LONG-TERM INVESTMENTS

(a)	Equity method investments

The Group had the following equity method investments, other-than-temporary impairment loss of nil and $1,919 was recognized for the years ended December 31, 2016 and 2017:

	As of December 31,
	2016		2017

Name of company	Percentage	Amount	Percentage	Amount
	%		%
Equity method investments

Beijing Eastern Media Corporation Ltd. (“BEMC “) (1)	49	$1,461	49	$1,618

Beijing Hezhong Chuangjin Investment Co., Ltd. ("Hezhong Chuangjin") (2)	15	1,944	15	1,993

Lanmeihangbiao Tiandi Internet Investment Management (Beijing) Co., Ltd. ("LMHB") (3)	40	256	40	223

Beijing Yuyue Film Culture Co., Ltd (“Yuyue Film”) (4)	25	432	25	362

Beijing Yunxing Chuangrong Investment Fund Management Co., Ltd (“Yunxing”) (5)	50	2,083	-	-

Unicom AirMedia (Beijing) Network Co., Ltd. ("Unicom AirMedia") (6)	-	-	39	17,422

Less: impairment loss on equity method investments (2)		-		(1,993)

		$6,176		$19,625

(1)	In March 2008, the Group entered into a definitive agreement with China Eastern Media Corporation, Ltd., a subsidiary of China Eastern Group and China Eastern Airlines Corporation Limited operating the media resources of China Eastern Group, to establish a joint venture, BEMC. BEMC was incorporated on March 18, 2008 in the PRC with China Eastern Media Corporation and the Group holding 51% and 49% equity interest, respectively. BEMC obtained concession rights of certain media resources from China Eastern Group, including the digital TV screens on airplanes of China Eastern Airlines, and paid concession fees to its shareholders as consideration. The investment was accounted for using the equity method of accounting as the Group has the ability to exercise significant influence to the operation of BEMC. $198 and $57 gain on investment were picked up for the year ended December 31, 2016 and 2017, respectively.

(2)	In May 2015, AM Advertising, Beijing Financial Technology Investment Management Center (limited partnership), Beijing Hongdeshengzheng Investment Co., Ltd., and Beijing Hongyuan Zhixin Enterprise Management Consulting Co. Ltd. established Hezhong Chuangjin, which mainly focuses on internet financing. In July 2015, AM Advertising transferred its investment in Hezhong Chuangjin to AM Online, a subsidiary of the Group at carrying value. The investment was accounted for using the equity method of accounting as the Group has the ability to exercise significant influence to the operation of Hezhong Chuangjin. $59 and $78 loss on investment were picked up for the year ended December 31, 2016 and 2017, respectively. The operation has been ceased from December 2017, the investment has been provided fully impairment of $1,919 for the year ended December 31, 2016 and 2017, respectively.

(3)

In September 2015, AM Online entered into an agreement with BlueFocus wireless Internet (Beijing) Investment Management Co., Ltd. and two individual investors to establish a joint venture, LMHB. LMHB was incorporated on September 25, 2015. LMHB is mainly engaged in investment management of Wi-Fi platform marketing and other mobile internet industries. The investment was accounted for using the equity method of accounting as the Group has the ability to exercise significant influence to the operation of LMHB. $175 and $48 loss on investment were picked up for the year ended December 31, 2016 and 2017, respectively.

(4)	In June 2016, AM Film entered into an agreement with two individual investors to establish a joint venture, Yuyue Film. Yuyue Film is mainly engaged in investment management of film investment and marketing. The investment was accounted for using the equity method of accounting as the Group has the ability to exercise significant influence to the operation of Yuyue Film. Nil and $95 loss on investment were pick up for the year ended December 31, 2016 and 2017, respectively.

(5)

In February 2016, AM Online entered into an agreement with Haihang Wenhua Holding Group to invest in Yunxing. Yunxing was incorporated on December 17, 2013. Yunxing is mainly engaged in information technology investments in the Hainan Airline. The investment was accounted for using the equity method of accounting as the Group has the ability to exercise significant influence to the operation of Yunxing. In November 2016, AM Online transferred all the equity interest of Yunxing to Haihang Wenhua Holding Group with the consideration of $2,305, the equity interest registration was completed in March 2017. Proceed of $1,480 has been collected, nil  and gain of $58 on investment were picked up for the year ended December 31, 2016 and 2017, respectively.

(6)	On February 22, 2017, AM Online established Unicom AirMedia, jointly with Unicom Broadband Online Co., Ltd., a wholly owned subsidiary of China Unicom, and Chengdu Haite Kairong Aeronautical Technology Co., Ltd., a wholly owned subsidiary of a listed company providing aeronautical technical services. Pursuant to a capital contribution agreement entered into by the relevant parties, AM Online invested approximately RMB117,900 in Unicom AirMedia. After this transaction, AM Online currently holds 39% of equity interests in Unicom AirMedia. The investment was accounted for using the equity method of accounting as the Group has the ability to exercise significant influence to the operation of Unicom AirMedia. $661 loss on investment was picked up for the years ended December 31, 2017.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars in thousands, except share and per share data)

10.	LONG-TERM INVESTMENTS - continued

(b)	Cost method investments

The Group had the following cost method investments, other-than-temporary impairment loss of nil and nil was recognized for the year ended December 31, 2016 and 2017, respectively:

	As of December 31,
	2016		2017

Name of company	Percentage	Amount	Percentage	Amount
	%		%
Zhangshangtong Air Service (Beijing) Co., Ltd. ("Zhangshangtong") (1)	20	$388	20	$415

Qingdao Jinshi Zhixing Investment Centre LLP (“Qingdao Jinshi”) (2)	3	22	-	-

Beijing Zhongjiao Huineng Information Technology Co., Ltd (“Zhongjiao Huineng”) (3)	13	541	13	577

AM Advertising ( Refer to Note 23-c)	20	76,734	20	81,817

		$77,685		$82,809

(1)	In June 2010, the Group acquired 20% equity interest in Zhangshangtong Air Service (Beijing) Co., Ltd. ("Zhangshangtong"), a company established in the PRC that is mainly engaged in air tickets agency services.

(2)

In January 2016, the Group acquired 3.35% equity interest in Qingdao Jinshi Zhixing Investment Centre LLP. ("Qingdao Jinshi "), a limited partnership established in the PRC that is mainly engaged in fund management and investment. The investment is disposed in year 2017. Proceed of $22 has been collected and gain/loss of nil has been incurred from the disposal for the year ended December 31, 2017.

(3)	In January 2016, the Group acquired 13.3% equity interest in Zhongjiao Huineng, a company established in the PRC that is mainly engaged in providing WIFI and GPS service to logistic industry.

The investment in AM Advertising was accounted for using the cost method of accounting, as the Group does not have the ability to exercise significant influence to the operation.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars in thousands, except share and per share data)

11.	OTHER NON-CURRENT ASSETS

Other non-current assets consist of the following:

	As of December 31,
	2016	2017

Investment in film and TV series (i)	$1,854	$1,407
Prepaid office space and leasehold improvement fees (ii)	4,917	798

	$6,771	$2,205

(i)	The Group enters into agreements with other investors to invest together on certain film and TV series, which are produced by other third parties, and shares profit of the invested films and TV series based on its investment as a percentage of the total investment for a film or TV series.

(ii)

As the office spaces legal title had not been transferred to the Group, the prepaid amounts were recognized as other non-current assets as of December 31, 2016. All the prepaid office space fees as of December 31, 2016 have been transferred to property in 2017. The prepaid amounts mainly represented the prepaid platform service fee as of December 31, 2017.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars in thousands, except share and per share data)

12.	LONG-TERM DEPOSITS

Long-term deposits consist of the following:

	As of December 31,
	2016	2017

Concession fee deposits	$5,547	$5,516
Office rental deposits	880	523

	$6,427	$6,039

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

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars in thousands, except share and per share data)

13.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the follows:

	As of December 31,
	2016	2017

Accrued payroll and welfare	$2,848	$2,249
Other tax payable	1,366	1,314
Accrued staff disbursement	1,447	1,460
Deposit payable	266	613
Accrued professional fees	290	166
Other current liabilities	1,288	868
Payable to non-controlling interest holders	135	-
Payable to AM Advertising and its subsidiaries (i)	25,956	5,566

	$33,596	$12,236

(i)

The amounts due to AM Advertising and its subsidiaries mainly represent the concession fee payables for using concessions owned by AM Advertising and its subsidiaries, which will be settled while the MoU is effective.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars in thousands, except share and per share data)

14.	INCOME TAXES

AirMedia is a tax-exempted company incorporated in the Cayman Islands.

Broad Cosmos is tax-exempted company incorporated in the British Virgin Islands.

AN China did not have any assessable profits arising in or derived from Hong Kong for the years ended December 31, 2015, 2016 and 2017, and accordingly no provision for Hong Kong Profits Tax was made in these years.

The Group's subsidiaries in the PRC are all subject to PRC Enterprise Income Tax ("EIT") on the taxable income in accordance with the relevant PRC income tax laws and regulations. The EIT rate for the Group's operating in PRC was 25% with the following exceptions.

Chuangyi Technology qualified for the High and New-Tech Enterprise ("HNTE") status that would allow for a reduced 15% tax rate under EIT Law since year 2006. Chuangyi Technology was subject to an EIT rate of 15% in 2015, 2016 and 2017, and is expected to be subject to an EIT rate of 15% as long as it maintains its status as a HNTE.

Xi’an Shengshi qualified as a "Software Enterprise" in August 2008 by Technology Information Bureau of Shaanxi province, and therefore is entitled to a two-year exemption from the EIT commencing from its first profitable year and a 50% deduction of 25% EIT rate for the succeeding three years, with approval by the relevant tax authorities. As Xi’an Shengshi first made profit in 2009, it was exempted from EIT in 2009 and 2010, and enjoyed the preferential income tax rate of 12.5% from 2011 to 2013. In 2014, Xi’an Shengshi qualified as HNTE and entitled to an EIT rate of 15% for the years 2014, 2015 and 2016, and Xi’an AM is subject to EIT at a rate of 25% from 2017 afterwards.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars in thousands, except share and per share data)

14.	INCOME TAXES - continued

Income tax expenses are as follows:

	For the years ended December 31,
	2015	2016	2017

Income tax expenses:
Current	$480	$50	$633
Deferred	5,941	4,433	-

	6,421	4,483	633

The principal components of the Group's deferred income tax assets and liabilities are as follows:

	As of December 31,
	2016	2017
Deferred tax assets:
Allowance for doubtful accounts	$4,083	$12,270
Amortization of intangible assets and concession fees	1,606	1,163
Net operating loss carry forwards	30,697	51,769
Valuation allowance	(36,386)	(65,202)

Total deferred tax assets	-	-

Deferred tax liabilities:	-	-

Total deferred tax assets, net	$-	$-

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars in thousands, except share and per share data)

14.	INCOME TAXES - continued

The valuation allowance provided as of December 31, 2015, 2016 and 2017 relates to the deferred tax assets generated by the Group’s VIE. The Group periodically evaluates the likelihood of the realization of deferred tax assets, and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes that either it is more likely than not that the deferred tax assets for these entities will not be realized as it does not expect to generate sufficient taxable income in future, or the amount involved is not significant. The Group's subsidiaries in the PRC had total net operating loss carry forwards approximately of $220,456 as of December 31, 2017. The net operating loss carry forwards for the PRC subsidiaries will expire on various dates through year 2022.

Reconciliation between the provision for income taxes computed by applying the PRC EIT rate of 25% to income before income taxes and the actual provision of income taxes is as follows:

	For the years ended December 31,
	2015	2016	2017

Net loss before provision for income taxes	$(74,202)	$(84,726)	$(175,945)
PRC statutory tax rate	25%	25%	25%
Income tax at statutory tax rate	(18,551)	(21,182)	(43,986)

Expenses not deductible for tax purpose
Entertainment expenses exceeded the tax limit	300	158	91
Tax effect of impairment loss on property and equipment and intangible assets	-	-	12,539
Tax effect of other permanent differences	330	1,681	1,831
Changes in valuation allowance	9,276	22,200	28,815
Effect of preferential tax rates granted to PRC entities	14,404	642	670
Effect of income tax rate difference in other jurisdictions	662	984	673

Income tax expenses	$6,421	$4,483	$633

Effective tax rates	(8.7)%	(5.3)%	(0.4)%

A valuation allowance was provided against deferred tax assets in entities where it was determined, it was more likely than not that the benefits of the deferred tax assets will not be realized. The Company had deferred tax assets which consisted of tax loss carry-forwards, accruals and reserves which can be carried forward to offset future taxable income. Management determined it is more likely than not that part of deferred tax assets could not be utilized, so a valuation allowance was provided as of December 31, 2016 and 2017. The net valuation allowance increased by $9,276, $22,200 and $28,815 during the years ended December 31, 2015, 2016 and 2017, respectively.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars in thousands, except share and per share data)

14.	INCOME TAXES - continued

The Group did not identify significant unrecognized tax benefits for the years ended December 31, 2015, 2016 and 2017. The Group did not incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2015, 2016 and 2017.

Since the commencement of operations in August 2005, only Chuangyi Technology and Shenzhen Yuehang have been subjected to a tax examination by the relevant PRC tax authorities. The Group's subsidiaries, VIEs and VIEs' subsidiaries remain subject to tax examinations at the tax authority's discretion. The Company is not currently under examination by any income taxing authority, nor has it been notified of an impending examination.

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

However, the Company's subsidiaries located in the PRC were in a loss position and had accumulated deficit as of December 2017, and the tax basis for the investment was greater than the carrying value of this investment. A deferred tax asset should be recognized for this temporary difference only if it is apparent that the temporary difference will reverse in the foreseeable future. Absent of evidence of a reversal in the foreseeable future, no deferred tax asset for such temporary difference was recorded. The Company did not record any tax on any of the undistributed earnings because the relevant subsidiaries do not intend to declare dividends and the Company intends to permanently reinvest it within the PRC. Additionally, no deferred tax liability was recorded for taxable temporary differences attributable to the undistributed earnings of VIEs because the Company believes the undistributed earnings can be distributed in a manner that would not be subject to income tax.

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

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars in thousands, except share and per share data)

15.	NET INCOME (LOSS) PER SHARE

The calculation of the net income (loss) per share is as follows:

	For the years ended December 31,
	2015	2016	2017

Numerator:
Net income (loss) attributable to AirMedia Group Inc.'s ordinary shareholders	$149,647	$(65,625)	$(156,476)
- Continuing operations	(70,651)	(65,625)	(156,476)
- Discontinued operations	220,298	-	-

Denominator:
Weighted average ordinary shares outstanding used in computing net income (loss) per ordinary share
- basic	121,740,194	125,277,056	125,629,779
- diluted	129,372,158	125,277,056	125,629,779
Weighted average shares used in calculating income (loss) per ordinary shares
Basic
Continuing operations	121,740,194	125,277,056	125,629,779
Discontinued operations	121,740,194	-	-
Diluted
Continuing operations (i)	121,740,194	125,277,056	125,629,779
Discontinued operations (ii)	129,372,158	-	-

Net (loss) income per ordinary share
-basic	$1.23	$(0.52)	$(1.25)
-diluted	1.16	(0.52)	(1.25)
Net (loss) income per ordinary share from continuing operations
-basic	$(0.58)	$(0.52)	$(1.25)
-diluted	(0.58)	(0.52)	(1.25)
Net income per ordinary share from discontinued operations
-basic	$1.81	$-	$-
-diluted	1.70	-	-

(i)	The effect of options was excluded from the computation of diluted loss per share from continuing operations for the years ended December 31, 2015, 2016 and 2017, respectively, as the effect would be anti-dilutive.

(ii)	An incremental weighted average number of 7,631,964, nil and nil ordinary shares from assumed exercise of share option were included in computing the diluted income per share for the discontinued operations for the years ended December 31, 2015, 2016 and 2017, respectively.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars in thousands, except share and per share data)

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

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars in thousands, except share and per share data)

16.	SHARE BASED PAYMENTS- continued

2007 Share incentive plan - continued

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

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars in thousands, except share and per share data)

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

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars in thousands, except share and per share data)

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

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars in thousands, except share and per share data)

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

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars in thousands, except share and per share data)

16.	SHARE BASED PAYMENTS - continued

The following summary of stock option activities under the 2007, 2011 and 2012 Share incentive plans as of December 31, 2017, reflective of all modifications is presented below:

	Outstanding Options
		Weighted average exercise	Weighted average	Weighted average remaining	Aggregate
	Number of	price	grant-date	contractual	intrinsic
	options	per option	fair value	terms	value

Outstanding as of January 1, 2017	7,710,176	$1.15	$1.05	1.57	$1,552
Exercised	-	-	-	-	-
Forfeited or expired	(1,841,648)	-	-	-	-

Outstanding as of December 31, 2017	5,868,528	$1.15	$1.05	0.75	$-
Options vested and expected to vest as of December 31, 2017	5,860,255	1.15	1.05	0.75	-

Options exercisable as of December 31, 2017	5,839,190	$1.15	$1.12	0.75	$-

The total intrinsic value of options exercised during the years ended December 31, 2015, 2016 and 2017 were $7,039, $1,928 and nil, respectively. The total fair value of options vested during the years ended December 31, 2015, 2016 and 2017 were $649, $694 and nil, respectively. The Group recorded share-based compensation of $567, $773 and $343 for the years ended December 31, 2015, 2016 and 2017, respectively. There was $390 and nil of total unrecognized compensation expense related to unvested share options granted as of December 31, 2016 and 2017, respectively. The expense is expected to be recognized over a weighted-average period of 0.5 and 0 years on a straight-line basis as of December 31, 2016 and 2017, respectively.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars in thousands, except share and per share data)

16.	SHARE BASED PAYMENTS – continued

(1)	Volatility

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

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars in thousands, except share and per share data)

17.	FAIR VALUE MEASUREMENT

Measured on recurring basis

The Group measured its financial assets and liabilities, including cash and cash equivalents, accounts receivable, amounts due from related parties, prepaid equipment costs and accounts payable on a recurring basis as of December 31, 2016 and 2017.

Cash and cash equivalents and restricted cash are classified within Level 1 of the fair value hierarchy because they are valued based on the quoted market price in an active market. The carrying amounts of accounts receivable, amounts due from related parties, prepaid equipment cost and accounts payable approximate their fair values due to their short-term maturity.

Measured on non-recurring basis

The Group measured intangible assets and property and equipment at fair value on a nonrecurring basis. The fair value was determined using models with significant unobservable inputs (Level 3 inputs). This was based on a number of key assumptions, including, but not limited to, undiscounted future cash flows and the annual net revenue projections based on the projected levels of advertising activities during the forecast periods, all of which were classified as Level 3 in the fair value hierarchy. As a result, the Group recorded nil, $826 and $50,695 impairment charge for the years ended December 31, 2015, 2016 and 2017, respectively.

The Group measured its long-term investment in AM Advertising at fair value on a nonrecurring basis as result of the disposal transaction of Target Business as set forth in Note 1. The fair value was determined using the market approach (AM Advertising’s recent capital transaction announced to the public) with quoted price for the assets in active markets (Level 1 inputs). No impairment was recorded for the years ended December 31, 2015, 2016 and 2017.

As of December 31, 2016 and 2017, due to disputes, the Company considered the provision for earn out commitment as contingent liability and disclosed in Note 23. On March 29, 2018, an MoU regarding the continuing performance of the parties’ respective obligations under the Equity Interest Transfer Agreement and Supplemental Agreement was entered into, all parties to the MoU agree that all current disputes including litigation and arbitration among the parties shall be withdrew or deem completed.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars in thousands, except share and per share data)

18.	SHARE REPURCHASE PLAN

On March 21, 2011, the Board of Directors authorized the Company to repurchase up to $20,000 of its own outstanding ADSs within two years from March 21, 2011. On September 26, 2012, the Board of Directors approved to increase the amount of the share repurchase program to $40,000 of its own outstanding ADS and to extend the termination date of the share repurchase program to March 20, 2014.

Up to December 31, 2017, the Company had repurchased an aggregate of 6,532,429 ADSs from the open market for a total consideration of $17,400, of which 2,190,685 ADSs had been cancelled and 4,341,744 ADSs were recorded as treasury stock. As of December 31, 2016 and 2017, accumulated 3,325,605 and 3,325,605 ADS of treasury stock have been reissued.

19.	MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees' income. The total contribution for such employee benefits were $2,202, $4,029 and $3,256 for the years ended December 31, 2015, 2016 and 2017, respectively.

20.	STATUTORY RESERVES

As stipulated by the relevant law and regulations in the PRC, the Group's subsidiaries, VIEs and VIEs' subsidiaries in the PRC are required to maintain non-distributable statutory surplus reserve. Appropriations to the statutory surplus reserve are required to be made at not less than 10% of profit after taxes as reported in the subsidiaries' statutory financial statements prepared under the PRC GAAP. Once appropriated, these amounts are not available for future distribution to owners or shareholders. Once the general reserve is accumulated to 50% of the subsidiaries' registered capital, the subsidiaries can choose not to provide more reserves. The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production and increase in registered capital of the subsidiaries. The Group allocated $17,542, nil and nil to statutory reserves during the years ended December 31, 2015, 2016 and 2017, respectively. The statutory reserves cannot be transferred to the Company in the form of loans or advances and are not distributable as cash dividends except in the event of liquidation.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars in thousands, except share and per share data)

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

As of December 31, 2016, the balance of restricted net assets was $342,860, of which $138,496 was attributed to the paid-in-capital and statutory reserves of the VIEs and VIEs' subsidiaries, and $204,364 was attributed to the paid in capital and statutory reserves of WFOE. As of December 31, 2017, the balance of restricted net assets was $376,835, of which $159,565 was attributed to the paid-in-capital and statutory reserves of the VIEs and VIEs' subsidiaries, and $217,270 was attributed to the paid in capital and statutory reserves of WFOE. Under applicable PRC laws, loans from PRC companies to their offshore affiliated entities require governmental approval, and advances by PRC companies to their offshore affiliated entities must be supported by bona fide business transactions.

22.	COMMITMENTS

(a)	Operating leases

The Group has entered into operating lease agreements principally for its office spaces in the PRC. These leases expire through 2021 and are renewable upon negotiation. Rental expenses under operating leases for the years ended December 31, 2015, 2016 and 2017 were $1,507, $1,988 and $2,854, respectively.

Future minimum rental lease payments under non-cancellable operating leases agreements were as follows:

Year

2018	$2,494
2019	401
2020	138
2021	35

$3,068

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars in thousands, except share and per share data)

(b)	Concession fees

The Group has entered into concession right agreements with vendors, such as airports, airlines, trains and a petroleum company. The contract terms of such concession rights are usually three to five years. The concession rights expire through 2022 and are renewable upon negotiation. Concession fees charged into statements of operations for the years ended December 31, 2015, 2016 and 2017 were $64,752, $17,264 and $18,156 respectively.

Future minimum concession fee payments under non-cancellable concession right agreements were as follows, which is not included the early termination of concession right agreements in fiscal year 2018:

Year

2018	$25,935
2019	22,529
2020	21,448
2021	2,160
2022	2,225

$74,297

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars in thousands, except share and per share data)

23.	CONTINGENT LIABILITIES

(a)	Approval for non-advertising content

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

There is no assurance that CRION will be able to obtain or maintain the requisite approval or the Group will be able to renew the contract with CRION when they expire. If the requisite approval is not obtained, the Group will be required to eliminate non-advertising content from the programs included in the Group's digital frames and digital TV screens and advertisers may find the Group's network less attractive and be unwilling to purchase advertising time slots on the Group's network. As of December 31, 2017, the Group did not record a provision for this matter as management believes the possibility of adverse outcome of the matter is remote and any liability it may incur would not have a material adverse effect on its consolidated financial statements. However, it is not possible for the Group to predict the ultimate outcome and the possible range of the potential impact of failure to obtain such disclosed registrations and approvals primarily due to the lack of relevant data and information in the market in this industry in the past.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars in thousands, except share and per share data)

23.	CONTINGENT LIABILITIES - continued

(b)	Class action

The Company and two of its officers were named as defendants in a putative securities class action filed on June 25, 2015 in the U.S. District Court for the Southern District of New York: Huang v. AirMedia Group Inc. et al., Civil Action No. 1:15-CV-04966-ALC (S.D.N.Y.). The complaint in this putative class action alleges that certain of the defendants' financial statements and other public statements and disclosures contained misstatements or omissions, including with respect to the alleged sale of an equity interest in the Company's advertising subsidiary, in violation the U.S. securities laws. The complaint states that plaintiffs seek to represent a class of persons who allegedly suffered damages as a result of their trading activities related to the Company's ADRs between April 15 and June 15, 2015, and alleges violations of Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. On November 10, 2015, the Court appointed China Xiayuan Transportation Co. Ltd. as the lead plaintiff and appointed a lead counsel. On January 15, 2016, the lead plaintiff filed an amended complaint, advancing similar allegations and claims as the previously filed complaint and seeking to represent a class of persons who allegedly suffered damages as a result of their trading activities related to the Company's ADRs between April 7 and June 15, 2015. On March 10, 2016, the Company and one of its officers filed a motion to dismiss the Amended Complaint. On March 27, 2017, the Court granted the motion to dismiss and entered a judgment dismissing the Amended Complaint with prejudice. As of December 31, 2017, the Group did not record a provision for this matter as management believes the possibility of adverse outcome of the matter is remote and any liability it may incur would not have a material adverse effect on its consolidated financial statements.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars in thousands, except share and per share data)

23.	CONTINGENT LIABILITIES - continued

(c)	AM Advertising Dispute

Linghang Shengshi had served a legal letter, dated June 29, 2016 (the “Legal Letter”), on Longde Wenchuang to challenge the proposed transfers by Longde Wenchuang of their equity interests in AM Advertising to Shanghai Golden Bridge InfoTech Co., Ltd. (stock code: 603918), a PRC company with its shares listed on the Shanghai Stock Exchange (“Golden Bridge”). As of the date of the Legal Letter, Linghang Shengshi held 24.84% of the equity interests in AM Advertising. Longde Wenchuang and Culture Center held 28.57% and 46.43%, respectively, of the equity interests in AM Advertising. On June 14, 2016, Longde Wenchuang entered into an equity interest transfer agreement with Golden Bridge to transfer 75% equity interests in AM Advertising to Golden Bridge in consideration for shares in Golden Bridge (the “Transfer”). Neither of Longde Wenchuang sought consent from Linghang Shengshi with respect to the Transfer in accordance with the provisions of the Company Law of the People’s Republic of China (the “Company Law”). In the Legal Letter, Linghang Shengshi challenges the validity of the Transfer on the ground that it violated the statutory right of first refusal of Linghang Shengshi under the Company Law. Subsequent to the Company’s legal letter, Golden Bridge ceased acquisition of 75% equity interest of AM Advertising from Longde Wenchuang and Culture Center. Longde Wenchuang and Culture Center further dismissed the Group’s representative from Co-CEO position of AM Advertising.

On September 2, 2016, the Group received notice (the “September 2, 2016 Notice”) from the China International Economic and Trade Arbitration Commission (the “CIETAC”) that the Company, Chuangyi Technology, Linghang Shengshi and Mr. Herman Man Guo (collectively, the “Respondents”) were named as respondents by the Culture Center in an arbitration proceeding submitted by the Culture Center to the CIETAC in connection with the sale by the Company of 75% equity interests in AM Advertising to Culture Center and Longde Wenchuang in June 2015. Culture Center seeks specific performance by the Respondents of certain obligations under the transaction documents, which include, among other things, (i) the pledge by Linghang Shengshi and Mr. Guo of their respective equity interests in AM Advertising to Culture Center as security for their obligations under the transaction documents, (ii) the use of best efforts by the Respondents to cooperate with the Culture Center and Longde Wenchuang to procure the listing of AM Advertising in China and (iii) the performance by the Company and Mr. Guo of their respective non-compete obligations to refrain from holding, operating, or otherwise participating in any business that is the same or substantially the same as that of AM Advertising. The Company believes the arbitration request is without merit and intends to defend the actions vigorously. However, no assurances can be provided that the Company will prevail in this arbitration proceeding. In response to the September 2, 2016 Notice, the Group filed a notice against Culture Center to CIETAC for their breach of contract.

As a result of the above disputes, the Group is no longer able to exercise significant influence in operating and strategic decision of AM Advertising and cannot access to AM Advertising’s financial information. Accordingly, the Group accounted its investment in AM Advertising using cost method (see Note 5) as of December 31, 2016 and 2017. AM Advertising and its subsidiaries are no longer related parties to the Group. As of December 31, 2016, the Group treated the provision for earnout commitment of $23,549 as contingent liability and did not record any additional provision for this matter as management believes the possibility of adverse outcome of the matter is remote and any liability it may incur would not have a material adverse effect on its consolidated financial statements. On March 29, 2018 and August 31, 2018, a MoU and its supplemental agreement respectively, with, among others, Longde Wenchuang and Beijing Cultural Center Construction and Development Fund (Limited Partnership), under which, among other things, Linghang Shengshi and Mr. Guo have agreed to pay or make available to AM Advertising on or prior to May 30, 2018 and furhter extended to September 30, 2018 an aggregate of RMB304,554 which was to be discounted by the following amounts (i) the RMB152,000 profits attributable to Linghang Shengshi, Mr. Guo and Mr. Xu for the first nine months of 2015, based on a third-party pro forma audit report on the Target Business; (ii) the shareholder loan of RMB88,000 in principal balance and RMB7,840 in interests; and (iii) the payment of RMB56,714 in cash after the sale of the 20.32% equity interests in AM Advertising, which consisted of 20% equity interests hold by the Group and 0.32% equity interests hold by Mr. Man Guo, and following the completion of the foregoing arrangements, our obligations with respect to the profit target for 2015, the earnout provision for the first nine months of 2015 and the shareholder loans between AM Advertising and AirMeia Shengshi shall be deem completed. According to the aforesaid MoU, after Linghang Shengshi, Mr. Guo and Mr. Xu transfer all the equity interest of AM Advertising, they will cease to be shareholders of AM Advertising and will not be able to continuously assume the obligations in connection with the profit commitment and earn out provision as a matter of fact.

(d)	Linghang Shengshi Equity Transfer

Mr. Xiaoya Zhang, a former shareholder of Linghang Shengshi, had initiated legal proceedings against Mr. Qing Xu, a director and the executive president of the Company, with respect to the transfers by Mr. Zhang of his equity interests in the company to Mr. Xu. In December 2015, Linghang Shengshi received an equity interest transfer agreement (the “ Linghang Shengshi SPA ”), dated December 4, 2015, by and between Mr. Xiaoya Zhang and Mr. Qing Xu, pursuant to which Mr. Zhang agrees to transfer 8.2% equity interests in Linghang Shengshi to Mr. Xu for RMB82,000 (the “ Linghang Shengshi Equity Transfer ”). The Linghang Shengshi Equity Transfer was completed in December 2015. In February 2016, Mr. Zhang initiated legal proceedings in a court in China against Mr. Xu, challenging the authenticity of his signatures to the Linghang Shengshi SPA and consequently the validity of Linghang Shengshi Equity Transfer. On February 14, 2017, the court’s final decision supported Mr. Xiaoya Zhang’s claim. However, none of the Company or Linghang Shengshi is a party to the Linghang Shengshi SPA. As of the date of this Report, none of the Company or Linghang Shengshi is named as a party in those legal proceedings. As of December 31, 2017, the Group did not record a provision for this matter as management believes the possibility of adverse outcome of the matter is remote and any liability it may incur would not have a material adverse effect on its consolidated financial statements.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars in thousands, except share and per share data)

24.	RELATED PARTY TRANSACTIONS

(a)	Details of outstanding balances with the Group's related parties as of December 31, 2016 and 2017 were as follows:

Amount due from related parties:

		As of December 31,
Name of related parties	Relationship	2016	2017

Mr. Qing Xu (1)	Shareholder of the Company	$835	$968
Mrs. Guo Rong (2)	Vice president of the Company	-	14
Mrs. Li Hong (2)	Vice president of the Company	-	5
Wealthy Environment Limited (2)	Shareholder of the Company	-	22
Global Earning Pacific Ltd. (2)	Shareholder of the Company	-	37
AirMedia Holding Ltd. (2)	Entity controlled by Mr. Guo	-	540
AirMedia Merger Company Ltd. (2)	Entity controlled by Mr. Guo	-	665

		$835	$2,251

(1)

The amounts due from Mr. Qing Xu represents interest free advances to the related party for personal purpose, which violated Sarbanes-Oxley Act section 402 due to the lack of internal control in term of related party borrowings, however, all the balance has been collected in May 2018, there was no gain or loss upon settlement.

(2)	The amounts represent interest free advances to the related parties in a short term basis for operation purpose.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars in thousands, except share and per share data)

24.	RELATED PARTY TRANSACTIONS - continued

(b)	Details of related party transactions occurred, for the years ended December 31, 2015, 2016 and 2017 were as follows

Revenues earned from:

		For the years ended December 31
Name of related parties	Relationship	2015	2016	2017

AM Jinshi (1)	Wholly-owned subsidiary of AM Advertising	278	-	-
AM Advertising (1)	Long term investment	2	-	-

		$280	$-	$-

Concession cost purchased from:

		For the years ended December 31
Name of related parties	Relationship	2015	2016	2017

AM Jinshi (1)	Wholly-owned subsidiary of AM Advertising	2	-	-
AM Advertising (1)	Long term investment	142	-	-

		$144	$-	$-

(1)	Entities in continuing operations sold some concession in certain airports to discontinued operation. Also continuing operations purchased some concession in certain airports from discontinued operation after the disposal.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars in thousands, except share and per share data)

25.	SUBSEQUENT EVENTS

The Group has evaluated subsequent events through the date of issuance of the consolidated financial statements, and except for the following events with material financial impact on the Group’s consolidated financial statements, no other subsequent event is identified that would have required adjustment or disclosure in the consolidated financial statements.

On March 28, 2018, the Group announced that Mr. Herman Man Guo, the chairman of the Company’s board of directors and chief executive officer, intends to purchase the Company’s ordinary shares in the form of American depositary shares (“ADS”) with an aggregate value of up to $5,000 during the next six months. Mr. Guo expects to fund the purchase with his own resources.  On September 28, 2018, the Group announced that Mr. Herman Man Guo would proceed with purchase announced on March 28, 2018 once the Company regains its disclosure compliance.

On May 24, 2018, Wangfan Tianxia Network Technology Co.,Ltd., together with two third parties companies, set up Beijing Dahangfeng Culture Advertising Co., Ltd. (“Dahangfeng”) with registered capital of RMB1,000 ($154) the Company holds 40% of the equity interests in Dahangfeng. The capital contribution has not been paid by the Company up to the issuance of the consolidated financial statements.

Early 2018, the management noticed unexpected operational underperformance from Wi-Fi services on trains, long-halt buses and gas station media service. An immediate assessment indicated that the underperformance could be ascribed to i) the wide spread of 4G technology and affordable data plans; and ii) a depleting marketing budget from some of our advertisers. In order to prevent further losses while broadening our comprehension of the impacts of the technologies and market situation imposed on our business components, the management ceased operations in Wi-Fi service on long-halt buses and gas station media services, scaled down operations in Wi-Fi service on trains, and commissioned a comprehensive review to determine the sustainability of these business components. As of August 31, 2018, the management has negotiated an early termination of Wi-Fi services on trains managed by five local railroad administrative authorities without incurring any penalty.

On March 29, 2018 and August 23, 2018, the Group entered into a MoU and its supplemental agreement respectively, with, among others, Beijing Longde Wenchuang Investment Fund Management Co., Ltd and Beijing Cultural Center Construction and Development Fund (Limited Partnership), under which, among other things, Linghang Shengshi and Mr. Guo have agreed to pay or make available to AM Advertising on or prior to May 30, 2018 and furhter extended to September 30, 2018 an aggregate of RMB304,553,900 which was to be discounted by the following amounts (i) the RMB152,000,000 profits attributable to Linghang Shengshi, Mr. Guo and Mr. Xu for the first nine months of 2015, based on a third-party pro forma audit report on the Target Business; (ii) the shareholder loan of RMB88,000,000 in principal balance and RMB7,840,000 in interests; and (iii) the payment of RMB56,713,900 in cash after the sale of the 20.32% equity interests in AM Advertising, which consisted of 20% equity interests hold by the Group and 0.32% equity interests hold by Mr. Man Guo, and following the completion of the foregoing arrangements, our obligations with respect to the profit target for 2015, the earnout provision for the first nine months of 2015 and the shareholder loans between AM Advertising and AirMeia Shengshi shall be deem completed. According to the aforesaid MoU, after Linghang Shengshi, Mr. Guo and Mr. Xu transfer all the equity interest of AM Advertising, they will cease to be shareholders of AM Advertising and will not be able to continuously assume the obligations in connection with the profit commitment and earn out provision as a matter of fact. The Group is negotiating for further extension of MoU.

On July 9, 2018, the Company entered a framework agreement with SenseGain Asset Management Co. Ltd. (“SenseGain”), which SenseGain promised to inject AM Online with an amount no more than RMB 150,000. The amount hasn’t been paid as of the report insurance date.

AIRMEDIA GROUP INC.

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS

(In U.S. dollars in thousands, except share and per share data)

	As of December 31,
	2016	2017
Assets
Current assets
Cash and cash equivalents	$139	$89
Amount due from subsidiaries	178,083	145,850
Other current assets	3,825	1,919

Total current assets	182,047	147,858

Non-current assets
Investment in subsidiaries	86,896	-

TOTAL ASSETS	268,943	147,858

Liabilities
Current liabilities
Accrued expenses and other current liabilities	206	209

Total liabilities	206	209

Equity
Ordinary Shares ($0.001 par value; 900,000,000 shares authorized in 2016 and 2017; 127,662,057 shares and 127,662,057 shares issued as of December 31, 2016 and 2017; 125,629,779 shares and 125,629,779 shares outstanding as of December 31, 2016 and 2017, respectively)	128	128
Additional paid-in capital	287,094	286,739
Treasury stock (2,032,278 and 2,032,278 shares as of December 31, 2016 and 2017, respectively)	(2,351)	(2,351)
Accumulated deficits	(15,842)	(172,318)
Accumulated other comprehensive (loss) income	(292)	35,451

Total equity	268,737	147,649

TOTAL LIABILITIES AND EQUITY	$268,943	$147,858

AIRMEDIA GROUP INC.

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF OPERATIONS

(In U.S. dollars in thousands)

	For the years ended December 31,
	2015	2016	2017
Operating expenses
Selling and marketing	$-	$(8)	$-
General and administrative	(2,070)	(2,356)	(468)

Total operating expenses	(2,070)	(2,364)	(468)
Other income (loss), net	-	548	(5)
Investment income (loss) in subsidiaries	151,717	(63,809)	(156,003)

Net income (loss) attributable to holders of ordinary shares	$149,647	$(65,625)	$(156,476)

AIRMEDIA GROUP INC.

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(In U.S. dollars in thousands)

	For the years ended December 31,
	2015	2016	2017

Net income (loss)	$149,647	$(65,625)	$(156,476)
Other comprehensive (loss) income, net of tax:
Change in cumulative foreign currency translation adjustment	(10,887)	(23,220)	35,743

Comprehensive income (loss) attributable to Parent Company	$138,760	$(88,845)	$(120,733)

AIRMEDIA GROUP INC.

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CHANGES IN EQUITY

(In U.S. dollars in thousands, except share and per share data)

	Ordinary shares		Additional		(Accumulated deficits)	Accumulated other
	Shares	Amount	paid-in capital	Treasury stock	retained earnings	comprehensive Income (loss)	Total equity
Balance as of January 1, 2015	119,942,413	$128	$323,167	$(9,236)	$(99,138)	$33,815	$248,736

Ordinary shares issued for share based compensation	4,453,232	-		5,458	(663)	-	4,825
Share-based compensation	-	-	598	-	-	-	598
Foreign currency translation adjustment	-	-	-	-	-	(10,887)	(10,887)
Net income	-	-	-	-	149,647	-	149,647
Capital contribution from non-controlling interests	-	-	271	-	-	-	271
Capital contribution to Guangzhou Meizheng	-	-	(459)	-	-	-	(459)
Acquisition of non-controlling interests	-	-	(6,163)	-	-	-	(6,163)

Balance as of December 31, 2015	124,395,645	$128	317,414	(3,778)	49,876	22,928	386,568

Stock option exercised	1,234,134	-	-	1,427	(93)	-	1,334
Share-based compensation	-	-	773	-	-	-	773
Foreign currency translation adjustment	-	-	-	-	-	(23,220)	(23,220)
Net (loss)	-	-	-	-	(65,625)	-	(65,625)
Acquisition of equity interests from non-controlling shareholders	-	-	(34,570)	-	-	-	(34,570)
Capital contribution from non-controlling interests	-	-	3,477	-	-	-	3,477

Balance as of December 31, 2016	125,629,779	$128	$287,094	$(2,351)	$(15,842)	$(292)	$268,737

Share-based compensation	-	-	343	-	-	-	343
Foreign currency translation adjustment	-	-	-	-	-	35,743	35,743
Net loss	-	-	-	-	(156,476)	-	(156,476)
Acquisition of equity interests from non-controlling interests	-	-	(1,414)	-	-	-	(1,414)
Capital contribution from non-controlling interests	-	-	716	-	-	-	716

Balance as of December 31, 2017	125,629,779	$128	$286,739	$(2,351)	$(172,318)	$35,451	$147,649

AIRMEDIA GROUP INC.

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CASH FLOWS

(In U.S. dollars in thousands)

	For the years ended December 31,
	2015	2016	2017
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$149,647	$(65,625)	$(156,476)
Investment loss (income) in subsidiaries	(151,717)	63,809	156,003
Share-based compensation	598	773	343

CHANGES IN WORKING CAPITAL ACCOUNTS
Other current assets	(813)	(2,456)	1,907
Accrued expenses and other current liabilities	169	(47)	3
Amount due to subsidiaries	(3,135)	483	(2,024)
Amount due from subsidiaries	(1,272)	1,536	194

Net cash (used in) operating activities	(6,523)	(1,527)	(50)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercises of stock options	4,826	1,334	-

Net cash provided by financing activities	4,826	1,334	-

Net increase (decrease) in cash	(1,697)	(193)	(50)
Cash, at beginning of year	2,029	332	139

Cash, at end of year	$332	$139	$89

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

