Form 20-F
period 2018-12-31
AIRMEDIA GROUP INC.
filed 2019-04-30
CIK 1413745

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

15/F, Sky Plaza
No. 46 Dongzhimenwai Street
Dongcheng District, Beijing 100027
The People’s Republic of China

(Address of principal executive offices)

Xin Li
Chief Financial Officer
AirMedia Group Inc.
15/F, Sky Plaza
No. 46 Dongzhimenwai Street
Dongcheng District, Beijing 10027
The People’s Republic of China
Phone:+86 10 8460 8181
Email: lixin@ihangmei.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary shares, par value $0.001 per share*	The Nasdaq Stock Market LLC
American Depositary Shares, each representing ten ordinary shares	(The Nasdaq Capital Market)

*	Not for trading, but only in connection with the listing on the Nasdaq Global Market of American depositary shares, each representing ten ordinary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2018, 125,664,777  ordinary shares, par value $0.001 per share, were outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐	No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐	No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

AIRMEDIA GROUP INC.

Annual Report on Form 20-F

i

INTRODUCTION

Except as otherwise indicated by the context, in this annual report:

•	“ADS” refers to our American depositary shares, each of which represents ten ordinary shares;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Hong Kong, Macau and Taiwan;

•	“ordinary shares” refers to our ordinary shares, par value $0.001 per share;

•	“RMB” or “Renminbi” refers to the legal currency of China;

•	“U.S. dollars”, “$”, “US$” or “dollars” refers to the legal currency of the United States;

•	“VIEs” means our variable interest entities; and

•	“we”, “us”, “our”, the “Company” or “AirMedia” refers to the combined business of AirMedia Group Inc., its consolidated subsidiaries, its VIEs and VIEs’ subsidiaries.

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

Our financial statements are expressed in U.S. dollars, which is our reporting currency. Certain Renminbi figures in this annual report are translated into U.S. dollars solely for the reader’s convenience. Unless otherwise noted, all convenience translations from Renminbi to U.S. dollars in this annual report were made at a rate of RMB6.8755 to $1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2018. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rate stated above, or at all.

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

You can identify these forward-looking statements by words or phrases such as “may”, “will”, “expect”, “anticipate”, “aim”, “estimate”, “intend”, “plan”, “believe”, “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include but are not limited to:

•	our growth strategies;

•	our future business development, results of operations and financial condition, including the products and services combining in-flight connectivity and entertainment;

•	competition in the advertising industry and in particular, the travel advertising industry in China;

•	the expected growth in consumer spending, average income levels and advertising spending levels;

•	the growth of the air, train and long-haul bus travel sectors in China; and

•	PRC governmental policies relating to the advertising industry.

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

Selected Consolidated Financial Data

The following table represents our selected consolidated financial information. The selected consolidated statements of operations data for the years ended December 31, 2016, 2017 and 2018 and the consolidated balance sheet data as of December 31, 2017 and 2018 have been derived from our audited consolidated financial statements, which are included in this annual report. The selected consolidated statements of operations data for the years ended December 31, 2014 and 2015 and the selected consolidated balance sheet data as of December 31, 2014, 2015 and 2016, except for the impact of retrospective adjustments for the deconsolidation of our media business in airports (excluding digital TV screens in airports and TV-attached digital frames) and all billboard and LED media business outside of airports (excluding gas station media network and digital TV screens on airplanes), all of which have been classified as discontinued operations, have been derived from our financial statements for the relevant periods, which are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

These selected consolidated financial data below should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and related notes included elsewhere in this annual report and “Item 5. Operating and Financial Review and Prospects” below. Our historical results do not necessarily indicate results expected for any future periods.

	Years Ended December 31,
	2014	2015	2016	2017	2018
	(In thousands of U.S. Dollars, except share, per share and per ADS data)
Consolidated Statements of Operations Data:
Revenues:
Air Travel Media Network	$59,200	$38,917	$12,178	$18,702	22,212
Gas Station Media Network	11,164	9,840	4,009	4,093	413
Other Media	5,583	2,109	410	1,533	2,151
Total revenues	75,947	50,866	16,597	24,328	24,776
Business tax and other sales tax	(1,254)	(633)	(84)	(569)	(230)
Net revenues	74,693	50,233	16,513	23,759	24,546
Cost of revenues	(96,608)	(89,577)	(49,042)	(58,967)	(32,630)
Gross loss	(21,915)	(39,344)	(32,529)	(35,208)	(8,084)
Operating expenses:
Selling and marketing	(12,916)	(9,611)	(12,056)	(12,747)	(7,492)
General and administrative	(20,620)	(27,102)	(44,401)	(63,507)	(32,612)
Impairment of fixed assets, prepaid equipment cost and intangible assets	—	—	(826)	(67,342)	(564)
Total operating expenses	(33,536)	(36,713)	(57,283)	(143,596)	(40,668)
Loss from operations	(55,451)	(76,057)	(89,812)	(178,804)	(48,752)
Interest income (expense)	1,058	472	843	2,645	(106)
(Loss)/gain and impairment on long-term investments	(212)	2,352	(33)	(2,603)	(52,337)
Other income, net	979	1,383	4,243	214	7,926
Loss before income taxes	(53,626)	(71,850)	(84,759)	(178,548)	(93,269)
Income tax (benefits) / expenses	(1,512)	6,421	4,483	633	150
Net loss from continuing operations	(52,114)	(78,271)	(89,242)	(179,181)	(93,419)
Net income from discontinued operations, net of tax	20,288	221,183	—	—	—
Net (loss) income	(31,826)	142,912	(89,242)	(179,181)	(93,419)
Less: Net loss attributable to noncontrolling interests	(6,131)	(6,735)	(23,617)	(22,705)	(3,322)
-Continuing operations	(6,808)	(7,620)	(23,617)	(22,705)	(3,322)
-Discontinued operations	677	885	—	—	—
Net (loss) income attributable to AirMedia Group Inc.’s shareholders	(25,695)	149,647	(65,625)	(156,476)	(90,097)
-Continuing operations	(45,306)	(70,651)	(65,625)	(156,476)	(90,097)
-Discontinued operations	19,611	220,298	—	—	—
Weighted average shares outstanding used in computing net (loss) income per ordinary share
-basic
Continuing operations	119,304,773	121,740,194	125,277,056	125,629,779	125,653,175
Discontinued operations	119,304,773	121,740,194	—	—	—
-diluted
Continuing operations	119,304,773	121,740,194	125,277,056	125,629,779	125,653,175
Discontinued operations	119,924,927	129,372,158	—	—	—
Net (loss) income attributable to AirMedia Group Inc.’s shareholders per ordinary share—basic
Continuing operations	$(0.38)	$(0.58)	$(0.52)	$(1.25)	(0.72)
Discontinued operations	0.16	1.81	—	—	—
Net (loss) income attributable to AirMedia Group Inc.’s shareholders per ordinary share—diluted
Continuing operations	$(0.38)	$(0.58)	$(0.52)	$(1.25)	(0.72)
Discontinued operations	0.16	1.70	—	—	—
Net (loss) income attributable to AirMedia Group Inc.’s shareholders per ADS—basic(1)
Continuing operations	$(3.80)	$(5.80)	$(5.24)	$(12.46)	(7.17)
Discontinued operations	1.60	18.1	—	—	—
Net (loss) income attributable to AirMedia Group Inc.’s shareholders per ADS—diluted(1)
Continuing operations	$(3.80)	$(5.80)	$(5.24)	$(12.46)	(7.17)
Discontinued operations	1.60	17.0	—	—	—

(1)	Each ADS represents ten ordinary shares effective on April 11, 2019, and per ADS information has been retrospectively restated for all periods presented.

The following table presents a summary of our consolidated balance sheet data as of December 31, 2014, 2015, 2016, 2017 and 2018:

	As of December 31,
	2014	2015	2016	2017	2018
	(In thousands of U.S. Dollars)
Balance Sheet Data:
Cash and cash equivalents	$60,117	$86,960	$117,547	$15,355	$15,536
Total assets	395,597	531,601	381,190	225,002	129,816
Total liabilities	126,725	133,968	114,593	101,323	115,417
Total AirMedia Group Inc.’s shareholders’ equity	248,736	386,568	268,737	147,649	51,399
Noncontrolling interests	20,136	11,065	(2,140)	(23,970)	(37,000)
Total equity	$268,872	$397,633	$266,597	$123,679	$14,399

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

RISKS RELATED TO OUR BUSINESS

We have incurred net losses in the past and may incur losses in the future.

In an effort to realign our business:

1.	We divested most of our airport travel advertising business in 2015;

2.	We terminated our advertising service at long-haul buses, gas stations completely and scaled down our on-train Wi-Fi business significantly in 2018;

3.	We consolidated our efforts in providing in-flight contents of entertainment, advertising and digital multimedia in China; and,

4.	We strengthened our efforts in launching and operating our in-flight connectivity business.

We have incurred net losses in recent years and in spite of our efforts to transition into our new business, we may continue to incur loss in the future. With respect to our advertising service at gas station and our on-train Wi-Fi business, we no longer pay concession fees. With respect to providing contents on flights, we have paid, and expect to continue to pay concession fees to secure time intervals to play advertising contents. With respect to our in-flight connectivity business, we have incurred, and expect to continue to incur, substantial expenses in the form of acquisition of concession rights, initial system development and installation investments and ongoing system operation and maintenance costs. In the event of any significant technology development, we may need to incur further system development expenses. Those fees constitute a significant part of our cost of revenues and most of our concession fees are fixed under the concession rights contracts with an escalation clause. These fees payments are usually due in advance. However, our revenues may fluctuate significantly from period to period for various reasons. For instance, when new concession rights contracts are signed for a period, additional concession fees are incurred immediately, but it may take some time for us to generate revenues from these concession rights contracts because it takes time to find advertisers for the time slots and locations made available under these new contracts. Similarly, we need to purchase the bandwidth before we sell our Wi-Fi services to users and we need to maintain our system regardless of the level of revenue. If we are not able to attract enough advertisers and customers, or at all, our revenue will decrease and we may continue to incur losses given most of our costs and expenses are fixed.

We have a limited operating history, which may make it difficult for you to evaluate our business and prospects.

Although we began our business operations in August 2005, we started to explore our in-flight connectivity business in 2015, and operated our in-flight content business in 2015 as well after divested our airport travel advertising business. As a result of our business realignment, our advertising service at long-haul buses and gas stations were terminated and on-train Wi-Fi business were scaled down significantly in 2018. Our  limited operating history may not provide a meaningful basis for you to evaluate our business, financial performance and prospects. It is also difficult to evaluate the viability of our business model because we do not have sufficient experience to address the risks that we may encounter as we conduct our businesses. Certain members of our senior management team, especially those who joined us only recently due to our new Wi-Fi business, have worked together for only a relatively short period of time and it may be difficult for us to evaluate their effectiveness, on an individual or collective basis, and their ability to address future challenges to our business. Because of our limited operating history, we may not be able to:

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

If we do not succeed in launching our in-flight business, our future results of operations and growth prospects may be materially and adversely affected.

Driven by innovation, we gradually reinvented ourselves and shaped our core competence in providing in-flight solutions to connectivity, entertainment and digital multimedia in China. We began to explore the in-flight business in 2018 and are still in the investment and development stage. We collaborated with partners to deliver in-flight connectivity solutions. In addition to our active endeavors in in-flight connectivity, we maintain a wide range of in-flight entertainment and advertising contents. We may face unexpected new risks as we continue to launch this new business. As a result, we cannot assure you that we will be able to generate enough, or any, revenue from this business. If we fail to do so, our considerable amounts of investment on system development, will materially and adversely affect our business and financial results.

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

Approximately 89.7% of our revenues from continuing operations in 2018 was generated from the provision of air travel advertising services through the display of advertisements on digital TV screens on airplanes. We expect digital TV screens on airplanes to contribute substantially all of our air travel network revenue and a majority of all our revenue in the foreseeable future. If we cannot successfully generate revenues from our Wi-Fi business, this situation will continue into the foreseeable future. A contraction in air travel advertising industry in China could therefore have a material adverse effect on our business and results of operations.

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

We may also be unable to retain or renew concession rights contracts when they expire. Most of our concession rights contracts have no automatic renewal provisions. We cannot assure you that we will be able to renew any or all of our concession contracts when they expire. In particular, failure to renew our Wi-Fi concession right contracts will render it hard or impossible for us to recoup our investment in related system development and installation. We enter into on-train Wi-Fi concession rights contracts with railway administrative bureaus, which are governmental agencies, and their renewal decisions may be influenced by their supervising authorities and the changes in policies or regulations in relevant areas. We enter into in-flight Wi-Fi contracts with private companies operating those vehicles or the relevant advertising companies or agencies operated or hired by the relevant airline companies, and those companies are usually price sensitive and may choose not to renew our concession rights but instead enter into contracts with other players who can offer more competitive pricing. Furthermore, even if we manage to renew a concession right contract, the terms of the new contract may not be commercially favorable to us. The concession fees that we incur under our concession rights contracts comprise a significant portion of our cost of revenues, which may further increase upon renewals. If we cannot pass increased concession costs onto our customers, our earnings and our results of operations could be materially and adversely affected. In addition, many of our concession rights contracts contain provisions granting us certain exclusive concession rights. We cannot assure you that we will be able to retain these exclusivity provisions when we renew these contracts. If we were to lose exclusivity, our advertisers may decide to advertise with our competitors or otherwise reduce their spending on our network and we may lose market share.

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

We derived a significant portion of our revenues from operations in 2018 from seven airline companies in China. As of the date of this annual report, we have concession rights contracts to place our programs on China Southern Airline and China Eastern Airline, respectively, which in the aggregate contributed more than a majority of our revenue from digital TV screens on airplanes in 2018. A material business or flight disruption of any of those airline companies could negatively affect our advertising media on airplanes operated by those companies.

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

The programs on the majority of our digital TV screens include both advertising and non-advertising content. Third-party content providers and various other television stations and television production companies have contracts with us to provide the majority of the non-advertising content played over our network, particularly on our digital TV screens on airplanes. There is no assurance that we will be able to renew these contracts, enter into substitute contracts to obtain similar contents or obtain non-advertising content on satisfactory terms, or at all. To make our programs more attractive, we must continue to secure contracts with third-party content providers. If we fail to obtain a sufficient amount of high-quality content on a cost-effective basis, advertisers may find advertising on our network unattractive and may not wish to purchase advertising time slots or locations on our network, which would materially and adversely affect our business and results of operations.

When our current advertising network of digital TV screens and LED screens becomes saturated on the airlines where we operate, we may be unable to offer additional time slots or locations to satisfy all of our advertisers’ needs, which could hamper our ability to generate higher levels of revenues and profitability over time.

When our network of digital TV screens and LED screens becomes saturated in any particular airline where we operate, we may be unable to offer additional advertising time slots or locations to satisfy all of our advertisers’ needs. We would need to increase our advertising rates for advertising in such airlines or other locations to increase our revenues. However, advertisers may be unwilling to accept rate increases, which could hamper our ability to generate higher levels of revenues over time. In particular, the utilization rates of our advertising time slots and locations on the three largest airlines in China are higher than those on other airlines, and saturation or oversaturation of digital TV screens on these airlines could have a material adverse effect on our growth prospects.

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

A limited number of advertisers historically accounted for a significant portion of our revenues, for the years ended December 31, 2016, 2017 and 2018, nil, 1 and 2 individual customer accounted for over 10% of total revenue, respectively.

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

Our results of operations are largely subject to fluctuations in the demand for air travel. A decrease in the demand for air travel may make it difficult for us to sell our advertising time slots and locations.

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

If the demand for air travel within our network decreases for any of these or other reasons, advertisers may be reluctant to advertise on our network and we may be unable to sell our advertising time slots or locations or charge premium prices.

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

Our quarterly and annual operating results are difficult to predict and have fluctuated and may continue to fluctuate significantly from period to period based on the performance of our new business, the seasonality of air travel, consumer spending and corresponding advertising trends in China. Air travel, and advertising spending in China generally tend to increase during major national holidays in October and tend to decrease during the first quarter of each year.  Air travel and advertising spending in China is also affected by certain special events and related government measures. As a result, and also due to the unpredictable performance of our new business, you may not be able to rely on period-to-period comparisons of our operating results as an indication of our future performance. Other factors that may cause our operating results to fluctuate include a deterioration of economic conditions in China and potential changes to the regulation of the advertising industry in China. If our revenues for a particular quarter are lower than we expect, we may be unable to reduce our operating costs and expenses for that quarter by a corresponding amount, and it would harm our operating results for that quarter relative to our operating results for other quarters.

Our business depends substantially on the continuing efforts of our senior executives and other key employees, and our business may be severely disrupted if we lose their services.

Our future success heavily depends upon the continued services of our senior executives and other key employees. We rely on their industry expertise, their experience in business operations and sales and marketing, and their working relationships with our advertisers, airlines, and relevant government authorities.

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

We have identified material weaknesses in our internal control over financial reporting, if we fail to develop or maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential stockholders could lose confidence in our financial reporting, which would harm our business and the trading price of our securities. In connection with the audit of our consolidated financial statements for the years ended December 31, 2018 and 2017, our management concluded that the Company had material weaknesses in its internal controls. Our management has concluded that we had not maintained effective internal control over financial reporting and disclosure controls and procedures as of December 31, 2018. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. After identifying the material weakness regarding lack of internal controls over related party borrowings resulting in interest free loans lent to director for personal purpose for the year ended December 31, 2017, we have collected all the borrowings from directors and have standardized and improved the borrowing processes according to the requirements of internal control. The material weaknesses as of December 31, 2018 were related to a) the weak operating effectiveness and lack of monitoring of controls over financial reporting due to inadequate resources or resources with insufficient experience or training in our financial reporting team, internal control team, administration team and human resource team, and b) lack of internal controls over risk assessments related to third party borrowings resulting in material losses from loans to third parties.  See “Item 15. Controls and Procedures.” Any failure to achieve and maintain effective internal control over financial reporting could negatively affect the reliability of our financial information and reduce investors’ confidence in our reported financial information, which in turn could result in lawsuits being filed against us by our shareholders, otherwise harm our reputation or negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements of the Sarbanes-Oxley Act.

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

Substantially all of our operations are conducted through contractual arrangements with our consolidated VIEs in China: AirMedia Online Network Technology Group Co., Ltd. (previously known as AirMedia Online Network Technology Co., Ltd.) or AM Online, Beijing Linghang Shengshi Advertising Co., Ltd. (Formerly Beijing AirMedia Shengshi Advertising Co., Ltd.), or Linghang Shengshi (Formerly “AirMedia Shengshi”), Beijing Wangfan Jiaming Advertising Co.,Ltd. (Formerly Beijing AirMedia Jiaming Advertising Co., Ltd.), or Jiaming Advertising, Beijing Yuehang Digital Media Advertising Co., Ltd., or Beijing Yuehang (Formerly “AM Yuehang”) and Guangzhou Meizheng Online Network Technology Co., Ltd. (formerly known as Guangzhou Meizheng Advertising Co., Ltd.), or Guangzhou Meizheng. As the Foreign-invested Advertising Enterprise Management Regulations, or the Foreign-invested Advertising Regulations, which became effective on October 1, 2008 and has been abolished on June 29, 2015, it currently permit 100% foreign ownership of companies that provide advertising services, subject to approval by relevant PRC government authorities. In addition, the Special Administrative Measures for Access of Foreign Investment (Negative List) (2018 Edition), which became effective on July 28, 2018, stated that television program production and operation companies fall into the category of a prohibited foreign investment industry. We believe that these regulations apply to our business and are therefore carrying out the portions of our business that involve the production of non-advertising content through our VIEs. Our wholly owned Hong Kong subsidiary Air Net (China) Limited (Formerly AirMedia (China) Limited) , or AN China (Formerly “AM China”), the 100% shareholder of our three wholly foreign owned subsidiaries in China, has been operating an advertising business in Hong Kong since 2008, and thus it is allowed to directly invest in advertising business in China. In December 2014, we transferred 100% equity interest in Shenzhen Yuehang Information Technology Co., Ltd. (Formerly Shenzhen AirMedia Information Technology Co., Ltd.), or Shenzhen Yuehang (Formerly “Shenzhen AM”), to AN China to provide advertising services in China directly. In July 2015, Shenzhen Yuehang obtained the approval to include advertising in its scope of business. We therefore intent to gradually shift our advertising business to Shenzhen Yuehang to gradually reduce our reliance on the current VIE structure in terms of our advertising business. Our advertising business is currently primarily provided through our contractual arrangements with certain of our consolidated VIEs in China. These entities directly operate our air advertising network, enter into concession rights contracts related to our air advertising network and sell advertising time slots and locations to our advertisers. In addition, under current PRC regulations, a foreign entity is prohibited from owning more than 50% of any PRC entity that provides value-added telecommunication services, and Wi-Fi services might be regarded as value-added telecommunication business. As a result, we enter into concession rights contracts related to our Wi-Fi business via AM Online, which is expected to directly operate this business. We have contractual arrangements with these VIEs pursuant to which we, through Yuehang Chuangyi Technology (Beijing) Co., Ltd. (Formerly AirMedia Technology (Beijing) Co., Ltd.), or Chuangyi Technology (“Formerly “AM Technology”), provide technical support and consulting services and other services to these entities. We also have agreements with our VIEs and each of their individual shareholders (except Yi Zhang) that provide us with the substantial ability to control these entities. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements.”

In January 2016, we, through the nominee shareholders of the respective VIEs, transferred 3.5% equity interest in each of AM Online, Linghang Shengshi and Jiaming Advertising to Yi Zhang. Yi Zhang is an unrelated third party minority shareholder of those VIEs and did not enter into the same VIE arrangements with us as did the other nominee shareholders. In December 31, 2018, Yi Zhang has withdrawn all the 3.5% equity interest, we therefore can exert the same level of control over the 3.5% interests of the VIEs owned by Yi Zhang.

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

In December 2018, the National People’s Congress of the PRC, or the NPC, released another draft of foreign investment law, or the Foreign Investment Law, for soliciting public comments. On March 15, 2019, the Foreign Investment Law was enacted by the NPC and will become effective on January 1, 2020. Although the Foreign Investment Law does not explicitly define the contractual arrangements with VIEs as a form of foreign investment, it contains an ambiguous clause that covers other form stipulated in laws, administrative regulations or other methods prescribed by the State Council within its definition of foreign investment. Therefore, uncertainties still exist about whether our contractual arrangements with VIEs will be deemed to violate the market access requirements for foreign investment under the PRC laws. Additionally, if the State Council or laws, administrative regulations require further actions regarding the existing contractual arrangements with VIEs, we may not complete such actions in a timely manner, or at all, which may materially and adversely affect our business operation and financial condition.

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

Certain of our directors and officers are shareholders in the VIEs, AM Online, Linghang Shengshi, Jiaming Advertising, and Beijing Yuehang. Mr. Herman Man Guo, our chairman and chief executive officer, in addition to holding 15.3% in our company, also directly and indirectly holds approximately 77.2% of AM Online, 83.6% of Linghang Shengshi and 1.00% of Jiaming Advertising. Mr. Qing Xu, our director and executive president, in addition to holding 1.3% of our company, also directly and indirectly holds approximately 14.5% of AM Online, 12.50% of Linghang Shengshi and 0.21% of Jiaming Advertising. In addition, Mr. Guo and Mr. Xu are each a director of Jiaming Advertising, Linghang Shengshi and AirMedia Group Co., Ltd. (“AM Advertising”), Mr. Guo is the legal representative of each of Linghang Shengshi and Jiaming Advertising. For these directors and officers, their fiduciary duties toward our company under Cayman Islands law—to act honestly, in good faith and with a view to our best interests—may conflict with their roles in the VIEs, as what is in the best interest of the VIEs may not be in the best interests of our company or the unaffiliated public shareholders of our company.

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

We are a holding company, and we may rely principally on dividends and other distributions on equity paid by Chuangyi Technology, Shenzhen Yuehang and Xi’an Shengshi Dinghong Information Technology Co., Ltd. (Formerly Xi’an AirMedia Chuangyi Technology Co., Ltd.), or Xi’an Shengshi for our cash requirements, including the funds necessary to service any debt we may incur. If Chuangyi Technology, Shenzhen Yuehang or Xi’an Shengshi incurs debt on its own behalf in the future, the instruments governing the debt may restrict the ability of these entities to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements Chuangyi Technology currently has in place with our VIEs in a manner that would materially and adversely affect Chuangyi Technology’s ability to pay dividends and other distributions to us.

Furthermore, relevant PRC laws and regulations permit payments of dividends by Chuangyi Technology, Shenzhen Yuehang and Xi’an Shengshi only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC laws and regulations, Chuangyi Technology, Shenzhen Yuehang and Xi’an Shengshi are also required to set aside at least 10% of after-tax income based on PRC accounting standards each year to their general reserves until the accumulative amount of such reserves reaches 50% of their respective registered capital.

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

We conduct our business primarily through Beijing Yuehang Digital and AM Online, which are subject to PRC laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly-foreign owned companies. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. PRC legislation and regulations afford significant protections to various forms of foreign investments in China, but since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and the enforcement of these laws, regulations and rules involve uncertainties, which may limit the legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and the diversion of resources and management attention.

Fluctuations in the value of the Renminbi may have a material adverse effect on your investment.

The value of the RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. Since October 1, 2016, Renminbi has joined the International Monetary Fund (IMF)’s basket of currencies that make up the Special Drawing Right (SDR), along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

The reporting and functional currency of our Cayman Islands parent company is the U.S. dollar. However, substantially all of the revenues and expenses of our consolidated operating subsidiaries and affiliate entities are denominated in Renminbi. Substantially all of our sales contracts are denominated in Renminbi and substantially all of our costs and expenses are denominated in Renminbi. Any significant appreciation or depreciation of the RMB may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars into Renminbi for our operations, depreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of dividend distribution or for other business purposes, depreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue which will be exchanged into U.S. dollars and earnings from and the value of any U.S. dollar-denominated investments we make in the future.

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

On August 29, 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used within the purpose within the business scope approved by the applicable government authority and unless otherwise provided by law, such RMB capital may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company. The use of such RMB capital may not be altered without SAFE approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of SAFE Circular 142 could result in severe monetary or other penalties. On November 9, 2011, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Issues Relating to Further Clarification and Regulation of Certain Capital Account Items under Foreign Exchange Control (“Circular 45”) to further strengthen and clarify its existing regulations on foreign exchange control under SAFE Circular 142. Circular 45 expressly prohibits foreign invested entities, including wholly foreign owned enterprises such as Chuangyi Technology, from converting registered capital in foreign exchange into RMB for the purpose of equity investment, granting certain loans, repayment of inter-company loans, and repayment of bank loans which have been transferred to a third party. Further, Circular 45 generally prohibits a foreign invested entity from converting registered capital in foreign exchange into RMB for the payment of various types of cash deposits. If our VIEs require financial support from us or our wholly foreign-owned enterprises in the future and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund the VIEs’ operations will be subject to statutory limits and restrictions, including those described above.

Circular 45 was abolished by SAFE on March 19, 2015 according to a Circular on Promulgating the Abolishment and Invalidation of 50 Foreign Exchange-related Regulatory Documents. On March 30, 2015, SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-invested Enterprises, or SAFE Circular 19, which took effect on June 1, 2015 and replaced SAFE Circular 142. On June 9, 2016, the SAFE promulgated the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, which revised some provisions of SAFE Circular 19. SAFE Circular 19 and SAFE Circular 16 allow foreign-invested enterprises to settle 100% of their foreign exchange capitals on a discretionary basis and allows ordinary foreign-invested enterprises to make domestic equity investments by capital transfer in the original currencies, or with the amount obtained from foreign exchange settlement, subject to complying with certain requirements. According to SAFE Circular 19 and SAFE Circular 16, the RMB funds obtained by foreign-invested enterprises from the discretionary settlement of foreign exchange capitals shall be managed under the accounts pending for foreign exchange settlement payment, and foreign-invested enterprise shall not use its capital and the RMB funds obtained from foreign exchange settlement for the purposes within the following negative list: for expenditure beyond its business scope or expenditure prohibited by laws and regulations, for investments in securities or other investments than banks’ principal-secured products, for the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license, or for construction or expenses related to the purchase of real estate not for self-use, unless it is a foreign-invested real estate enterprise. Nevertheless, it is still not clear whether foreign-invested enterprises like our PRC subsidiaries are allowed to extend intercompany loans to our VIEs.

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

In September 2011, one of our PRC subsidiaries, Chuangyi Technology received the HNTE certificate, and, Chuangyi Technology successfully renewed its HNTE status and obtained the renewed certificate issued by the competent governmental authority successively in October 2014 and December 2017. As a result, Chuangyi Technology was subject to an EIT rate of 15% from 2014 to 2017, and is subject to an EIT rate of 25% from 2018.

Xi’an AirMedia Chuangyi Technology Co., Ltd., one of our PRC subsidiaries, or Xi’an Shengshi, received the HNTE certificate jointly issued by the competent governmental authorities in Shanxi Province in September 2014. As such, Xi’an Shengshi enjoyed a preferential income tax rate of 15% from 2014 to 2016. Xi’an Shengshi is subject to EIT at a rate of 25% from 2017 afterwards.

Shenzhen AirMedia Information Technology Co., Ltd., one of our PRC subsidiaries, or Shenzhen Yuehang is subject to EIT at a rate of 25% from 2013 afterwards.

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

Under the EIT Law and related regulations, dividends payable by a foreign-invested enterprise in China to its foreign investors who are non-resident enterprises are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The British Virgin Islands, or BVI, where Broad Cosmos Enterprises Ltd., or Broad Cosmos, our wholly-owned subsidiary, is incorporated, does not have such a tax treaty with AN China, the 100% shareholder of Chuangyi Technology, Shenzhen Yuehang and Xi’an Shengshi, is incorporated in Hong Kong. According to the Mainland and Hong Kong Special Administrative Region Arrangement on Avoiding Double Taxation or Evasion of Taxation on Income between China and Hong Kong and the relevant rules, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise). However, under recently implemented PRC regulations, now our Hong Kong subsidiary must obtain approval from the competent local branch of the State Administration of Taxation in accordance with the double-taxation agreement among the PRC and Hong Kong in order to enjoy the 5% preferential withholding tax rate. In February 2009, the State Administration of Taxation issued Notice No. 81. According to Notice No. 81, in order to enjoy the preferential treatment on dividend withholding tax rates, an enterprise must be the “beneficial owner” of the relevant dividend income, and no enterprise is entitled to enjoy preferential treatment pursuant to any tax treaties if such enterprise qualifies for such preferential tax rates through any transaction or arrangement, the major purpose of which is to obtain such preferential tax treatment. The tax authority in charge has the right to make adjustments to the applicable tax rates, if it determines that any taxpayer has enjoyed preferential treatment under tax treaties as a result of such transaction or arrangement. In October 2009, the State Administration of Taxation issued another notice on this matter, or Notice No. 601, to provide guidance on the criteria to determine whether an enterprise qualifies as the “beneficial owner” of the PRC sourced income for the purpose of obtaining preferential treatment under tax treaties. Pursuant to Notice No. 601, the PRC tax authorities will review and grant tax preferential treatment on a case-by-case basis and adopt the “substance over form” principle in the review. Notice 601 specifies that a beneficial owner should generally carry out substantial business activities and own and have control over the income, the assets or other rights generating the income. Therefore, an agent or a conduit company will not be regarded as a beneficial owner of such income. Since the two notices were issued, it has remained unclear how the PRC tax authorities will implement them in practice and to what extent they will affect the dividend withholding tax rates for dividends distributed by our subsidiaries in China to our Hong Kong subsidiary. If the relevant tax authority determines that our Hong Kong subsidiary is a conduit company and does not qualify as the “beneficial owner” of the dividend income it receives from our PRC subsidiaries, the higher 10% withholding tax rate may apply to such dividends. On February 3, 2018, SAT issued Announcement of the State Administration of Taxation on Issues concerning “Beneficial Owners” in Tax Treaties, or Circular 9, which became effective on April 1, 2018 and superseded Notice No. 601. In comparison with Notice No. 601, Circular 9 enlarging and further explaining the scope of beneficial owner, supplementing the applicants deemed as beneficial owners who obtain proceeds from China as direct or indirect 100% shareholder, increasing the certainty of identifying beneficial owner.

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

On February 3, 2015, the SAT issued the Announcement on Several Issues concerning the Enterprise Income Tax on Indirect Transfers of Properties by Non-Resident Enterprises, or Public Notice 7, to supersede tax rules in relation to the Indirect Transfer of Shares under the original SAT Circular 698. Public Notice 7 covers transactions involving not only Indirect Transfer of Shares as set forth under SAT Circular 698 but also transactions involving an overseas company’s indirect transfer of other property or assets (such as real properties) located in China (collectively, ‘‘PRC Taxable Properties’’) through transfer of shares of an offshore intermediary company. Pursuant to Public Notice 7, in the event that non-residential enterprises indirectly transfer PRC Taxable Properties without reasonable commercial purposes in order to evade PRC enterprise income tax, such indirect transfer will be deemed as direct transfer of PRC Taxable Properties and, therefore, be subject to PRC enterprise income tax. In addition, Public Notice 7 provides clearer criteria on how to assess reasonable commercial purposes and allows for safe harbor scenarios applicable to internal group restructurings. Under Public Notice 7, subject to certain exceptions such as internal group restructurings and purchase and sale of shares of the same publicly-listed oversea enterprise in a public securities market, an indirect transfer of PRC Taxable Properties shall be directly deemed as having no reasonable commercial purposes if the following circumstances are satisfied: (i) more than 75% of the value of overseas enterprises’ shares directly or indirectly comes from PRC Taxable Properties; (ii) at any time within one year before the indirect transfer of PRC Taxable Properties, more than 90% the total amount of overseas enterprises’ assets (excluding cash) are directly or indirectly constituted by their investment within the PRC, or within one year before the indirect transfer of PRC Taxable Properties, more than 90% of the overseas enterprises’ income directly or indirectly derive from the PRC; (iii) the overseas enterprises and their controlling enterprises, which directly or indirectly hold PRC Taxable Properties, cannot justify the economic substance of the corporate structure; and (iv) overseas tax payment regarding indirect transfer of PRC Taxable Properties is lower than PRC tax payment regarding direct transfer of PRC Taxable Properties. Public Notice 7 also brings uncertainties to the offshore transferor and transferee of the indirect transfer of PRC Taxable Properties as they have to make self-assessment on whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly. As a result, where non-resident investors were involved in our private equity financing or share transfer of our company between two or more offshore parties, if such transactions were determined by the tax authorities to lack reasonable commercial purpose, we and our non-resident investors may become at risk of being taxed under Circular 37 and Public Notice 7 and may be required to expend valuable resources to comply with Circular 37 and Public Notice 7 or to establish that we should not be taxed under Circular 37 and Public Notice 7, which may have an adverse effect on our financial condition and results of operations.

The PRC tax authorities have the discretion under Public Notice 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investment. We may pursue acquisitions in the future that may involve complex corporate structures. If we are considered a non-resident enterprise under the PRC Enterprise Income Tax Law and if the PRC tax authorities make adjustments to the taxable income of the transactions under SAT Circular 59, Circular 37 or Public Notice 7, our income tax costs associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations. Although Circular 37 requires less scrutiny on withholding income tax of non-resident enterprises at source, we cannot assure you that the PRC government will not take harsh measures in the future with respect to tax related regulations over acquisition transactions.

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

Our prior audit reports are prepared by auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Deloitte Touche Tohmatsu Certified Public Accountants LLP (Deloitte), which acted as our independent registered public accounting firm until March 3, 2017, issued audit reports included in our prior annual reports filed with the United States Securities and Exchange Commission. Auditors of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Because Deloitte is located in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, they are not currently inspected by the PCAOB. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China.  The joint statement reflects a heightened interest in an issue that has vexed U.S. regulators in recent years.  However, it remains unclear what further actions the SEC and PCAOB will take to address the problem.

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

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including Deloitte. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although such proposed penalties did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet the specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms, depending on the nature of the failure. Under the terms of the settlement, the underlying proceeding against the four PRC-based accounting firms was deemed dismissed with prejudice at the end of four years starting from the settlement date, which was February 6, 2019. We cannot predict if the SEC will further challenge the four PRC-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions.

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

In June 2015, we entered into an equity interest transfer agreement with Beijing Longde Wenchuang Investment Fund Management Co., Ltd. to sell 75% equity interest of AM Advertising for RMB2.1 billion in cash. In November 2015, Beijing Longde Wenchuang Investment Fund Management Co., Ltd. assigned and transferred its rights and obligations under the equity interest transfer agreement relating to 46.43% equity interest of AM Advertising to Beijing Cultural Center Construction and Development Fund (Limited Partnership). We have completed the equity interest transfer and have received the payments for the transfer. However, under that equity interest transfer agreement, the buyers may require us to repurchase the 75% equity interest upon the occurrence of certain events. In addition, the agreement’s earnout provisions will continue to apply until all profit targets have been achieved. See “Item 4. Information on the Company—A. History and Development of the Company.” On March 28, 2018, August 23, 2018 and November 2018, we entered into a memorandum of understanding (MoU) and its supplemental agreement respectively, with, among others, Beijing Longde Wenchuang Investment Fund Management Co., Ltd and Beijing Cultural Center Construction and Development Fund (Limited Partnership), under which, among other things, Linghang Shengshi, Mr. Guo and Mr. Xu have agreed to pay or make available to AM Advertising on or prior to May 30, 2018 and further extended to September 30, 2018 and December 31, 2018 an aggregate of RMB304,553,900 to hedge the following amounts (i) the RMB152,000,000 profits attributable to Linghang Shengshi, Mr. Guo and Mr. Xu for the first nine months of 2015, based on a third-party pro forma audit report on the Target Business; (ii) the loan of RMB88,000,000 in principal balance and RMB7,840,000 in interests; and (iii) the payment of RMB56,713,900 in cash after the sale of the 20.32% equity interests in AM Advertising, which consisted of 20.18% equity interests hold by the Company and 0.14% equity interests hold by Mr. Man Guo and Mr. Qing Xu on behalf of the Company, and following the completion of the foregoing arrangements, our obligations with respect to the profit target for 2015, the earnout provision for the first nine months of 2015 and the loans between AM Advertising and Linghang Shengshi shall be deem completed. We are negotiating for further extension of deadline for payment under the MoU and its supplemental agreement. We cannot assure you that the buyers will not bring up any claim with respect to the above arrangements and if there is any dispute or legal proceedings initiated, our business and financial position may be adversely affected.

In November 2018, Linghang Shengshi, Mr. Guo and Mr. Xu entered into an equity transfer agreement with Jiangsu Hongzhou Investment Co., Ltd., an independent third party to sell all the remaining 20.32% equity interest of AM Advertising for an initial transfer price of RMB580 million in cash. We have completed the equity interest transfer and have received the installment payment of RMB 200 million for the transfer pursuant to this equity transfer agreement. However, under this equity transfer agreement, the buyer may require sellers to repurchase the 20.32% equity interest upon the occurrence of certain events.

The trading price of our ADSs has been and may continue to be volatile.

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. During the year of 2018, the trading prices of our ADSs on the Nasdaq Global Select Market and Nasdaq Capital Market ranged from $0.9 to $7.5 per ADS, and the last reported trading price on April 29, 2019 was $1.83 per ADS. Effective on April 11, 2019, we adjusted the ratio of our ADSs to ordinary shares from one ADS representing two ordinary shares to one ADS representing ten ordinary shares. The aforementioned trading prices have not been adjusted for the ADS ratio change. The price of our ADSs may fluctuate in response to a number of events and factors including, changes in the economic performance or market valuations of other advertising companies, conditions in the air travel advertising industry and the sales or perceived potential sales of additional ordinary shares or ADSs.

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

Certain principal shareholders hold a substantial percentage of the outstanding shares of our company. For example, as of March 31, 2019, our principal shareholder, Mr. Herman Man Guo, along with his wife, Ms. Dan Shao, beneficially owned approximately 34.7% of our outstanding ordinary shares. Mr. Guo and other principal shareholders of our company could exert substantial influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

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

We believe we were a passive foreign investment company for our taxable year ended December 31, 2018, which could subject United States investors in the ADSs or ordinary shares to significant adverse United States income tax consequences.

Based on the market price of our ADSs and composition of our assets (in particular the retention of a substantial amount of cash), we believe that we were a “passive foreign investment company,” or “PFIC,” for U.S. federal income tax purposes for our taxable year ended December 31, 2018, and we will likely be a PFIC for our current taxable year ending December 31, 2019 unless the market price of our ADSs increases and/or we invest a substantial amount of cash and other passive assets we hold in assets that produce or are held for the production of non-passive income. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) 75% or more of its gross income for such year consists of certain types of “passive” income or (2) 50% or more of the average quarterly value of its assets (as generally determined on the basis of fair market value) during such year produce or are held for the production of passive income.

If we were to be classified as a PFIC in any taxable year, a U.S. Holder (as defined in Item 10. Additional Information—E. —Taxation—United States Federal Income Taxation) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules. Furthermore, a U.S. Holder will generally be treated as holding an equity interest in a PFIC in the first taxable year of the U.S. Holder’s holding period in which we become a PFIC and subsequent taxable years even if, we, in fact, cease to be a PFIC in subsequent taxable years. Accordingly, a U.S. Holder of our ADSs or ordinary shares is urged to consult its tax advisor concerning the U.S. federal income tax consequences of an investment in our ADSs or ordinary shares, including the possibility of making a “mark-to-market” election. For more information, see “Item 10. Additional Information – E. Taxation – United States Federal Income Taxation.

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

On November 7, 2007, we listed our ADSs on the Nasdaq Global Market under the symbol “AMCN”. We and certain of our then shareholders completed the initial public offering of 17,250,000 ADSs, representing 34,500,000 of our ordinary shares, on November 13, 2007. Our ADSs were subsequently transferred to the Nasdaq Global Select Market. Our ADSs, each representing ten of our ordinary shares effective on April 11, 2019, has been transferred to The Nasdaq Capital Market in November 2018.

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

In June 2015, we entered into an equity interest transfer agreement with Beijing Longde Wenchuang Investment Fund Management Co., Ltd. to sell 75% equity interest of AM Advertising, for a consideration of RMB2.1 billion in cash. In November 2015, Beijing Longde Wenchuang Investment Fund Management Co., Ltd. assigned and transferred its rights and obligations under the equity interest transfer agreement relating to 46.43% equity interest of AM Advertising to Beijing Cultural Center Construction and Development Fund (Limited Partnership). As part of the transaction, we effected an internal business reorganization and transferred all our media business in airports (excluding digital TV screens in airports and TV-attached digital frames) and all billboard and LED media business outside of airports (excluding gas station media network and digital TV screens on airplanes) to AM Advertising to form the target business to be sold (the “Disposed Business”) and transferred our other business out of AM Advertising. To effectuate the sale, we removed the VIE structure with respect to AM Advertising. The change in the equity ownership of AM Advertising was registered with the local branch of the State Administration for Industry and Commerce, or the SAIC (which has merged into the State Administration for Market Regulation, or the SAMR, in March 2018), in December 2015. We have ceased to consolidate the results of AM Advertising after the sale. The buyers may require the Company to repurchase the equity interest of AM Advertising upon the occurrence of any of the following events:

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

In addition, the agreement’s earnout provisions will continue to apply until all profit targets are achieved. In the event the adjusted net profit of AM Advertising after the provided restructuring in 2015, 2016 and 2017 is less than the profit target provided for in the agreement, we, as a shareholder of AM Advertising, will be obligated to compensate the buyers for the deficiency by nil-consideration equity interest transfers or other means of compensation. On March 28, 2018, August 23, 2018 and November 2018, we entered into a memorandum of understanding (MoU) and its supplemental agreement respectively, with, among others, Beijing Longde Wenchuang Investment Fund Management Co., Ltd and Beijing Cultural Center Construction and Development Fund (Limited Partnership), under which, among other things, Linghang Shengshi, Mr. Guo and Mr. Xu have agreed to pay or make available to AM Advertising on or prior to May 30, 2018 and further extended to September 30, 2018 and December 31, 2018 an aggregate of RMB304,553,900 to hedge the following amounts (i) the RMB152,000,000 profits attributable to Linghang Shengshi, Mr. Guo and Mr. Xu for the first nine months of 2015, based on a third-party pro forma audit report on the Target Business; (ii) the loan of RMB88,000,000 in principal balance and RMB7,840,000 in interests; and (iii) the payment of RMB56,713,900 in cash after the sale of the 20.32% equity interests in AM Advertising, which consisted of 20.18% equity interests hold by the Company and 0.14% equity interests hold by Mr. Man Guo and Mr. Qing Xu on behalf of the Company, and following the completion of the foregoing arrangements, our obligations with respect to the profit target for 2015, the earnout provision for the first nine months of 2015 and the loans between AM Advertising and Linghang Shengshi shall be deem completed. As the primary rights and obligations of the MoU have been fulfilled including the transfer all its media business in airports (excluding digital TV screens in airports and TV-attached digital frames) and all billboard and LED media business outside of airports (excluding gas station media network and digital TV screens on airplanes) to AM Advertising, and transfer of the trademark to AM advertising, and the Company did not received any notice of cancellation of the MoU from Beijing Longde Wenchuang Investment Fund Management Co., Ltd and Beijing Cultural Center Construction and Development Fund (Limited Partnership), the Company believes the MoU is legally valid. The Company will make payment according to the MoU once the application for tax refund of AM Advertising finishes as agreed in the MoU. And once the tax refund finishes, the net settlement amount may be reduced pursuant to the MoU.

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

In January 2017, we, through AM Online, established Unicom AirNet (Beijing) Network Co., Ltd., or Unicom AirNet, jointly with Unicom Broadband Online Co., Ltd., a wholly owned subsidiary of China Unicom, and Chengdu Haite Kairong Aeronautical Technology Co., Ltd., a wholly owned subsidiary of a listed company providing aeronautical technical services. Pursuant to a capital contribution agreement entered into by the relevant parties, AM Online invested an aggregate of RMB117.9 million in Unicom AirNet. AM Online currently holds 39% of equity interests in Unicom AirNet, and can designate three directors to its seven-member board.  We and the other two shareholders of Unicom AirNet intend to build global network for aeronautical communication and provide in-flight Internet and other value-added services through this newly established company. We believe that our respective expertise and advantages in telecommunication and aeronautical technology can be fully utilized under this joint venture.

In November 2018, Linghang Shengshi, Mr. Guo and Mr. Xu entered into an equity transfer agreement with Jiangsu Hongzhou Investment Co., Ltd., an independent third party to sell 20.32% equity interest of AM Advertising for an initial transfer price of RMB 580 million in cash. We have completed the equity interest transfer and have received the installment payment of RMB 150 million for the year ended December 31, 2018 and RMB 50 million in January 2019 for the transfer pursuant to this equity transfer agreement. However, under this equity transfer agreement, the buyer may require sellers to repurchase the 20.32% equity interest upon the occurrence of certain events, we do not expect to repurchase the 20.32% equity interest as of the date of this annual report, and we have accrued impairment of RMB 332 million for the 20.32% equity investment as of December 31, 2018.

We are realigning our business by focusing our crucial resources on the further development of the in-flight connectivity business. In conjunction with this realignment, we proposed to convene an extraordinary general meeting on May 20, 2019 to change our name from "AirMedia Group Inc." to "AirNet Technology Inc.".

Our principal executive offices are located at 15/F, Sky Plaza, No. 46 Dongzhimenwai Street, Dongcheng District, Beijing 100027, People’s Republic of China. Our telephone number at this address is +86-10-8438-6868 and our fax number is +86-10-8460-8658. Our registered office in the Cayman Islands is at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Capital Expenditures” for a discussion of our capital expenditures.

B.	Business Overview

General

Driven by innovation, we gradually reinvented ourselves and shaped our core competence in providing in-flight solutions to connectivity, entertainment and digital multimedia in China. Collaborating with our partners, we provide Chinese airlines with seamless and immersive Internet connections through a network of satellites and land-based beacons, furnish airline travelers with interactive entertainment and coverage of breaking news, and provide corporate clients with advertisements tailored to the changing perceptions of the travelers.

Collaborating with China Unicom, we are licensed to provide in-flight connectivity over the Internet. Furthermore, backed by Honeywell’s next-generation JetWave TM satellite communications hardware, we are able to provide airline travelers with a seamless and immersive Internet connection delivering the same experience as it would’ve been otherwise on the ground. Moreover, our strategic partnership with China Eastern Airlines Media Co., Ltd. enables us to deliver multimedia contents to travelers on airplanes operated by China Eastern Airlines through a mobile app.

In addition to our active endeavors in in-flight connectivity, we maintain a wide range of in-flight entertainment and advertising contents. As of March 31, 2019, we have access to in-flight entertainment and advertising contents including exclusive in-flight copyrights to over 80% of movies currently shown in domestic theaters, more than 800 archived films, and thousands of hours of multimedia programs of entertainment nature covering a variety of topics such as sports, comedies, local attractions, reality shows, commentaries, documentaries. As of March 31, 2019, we were engaged to provide copyrighted entertainment contents to more than 30 airlines. Furthermore, we are engaged by hundreds of corporate clients to provide advertising contents across different in-flight entertainment systems. Built upon our experiences, we are capable of developing entertainment contents independently and producing advertising contents tailored to the needs of corporate clients.

Our entertainment contents usually show as individual programs lasting from approximately 45 minutes to 120 minutes of which approximately 3 minutes to 15 minutes are divided into slots sold to advertisers to show advertising contents of their choice. Our contents are usually showed on digital TV screens that are highly visible to travelers or on mobile devices brought by travelers. We usually offer advertising time slots to the advertisers at a fix duration, time and frequency of displaying advertisements. Payments of certain offering are subject to the receipt of monitoring reports verified by the advertisers. We generally require a screening of the advertising contents at least 10 working days for digital media or 14 working days for conventional media before the contents are to be aired. We reserve the right to refuse providing the service shall the advertising content fail to meet the requirements under PRC laws and regulations.

Our products and services combine in-flight connectivity and entertainment. To further grow our business, we are committed to take full advantage of our partnership with China Unicom and Honeywell to improve travelers’ experience when they connect to the Internet en route of their travel. Meanwhile, we are devoted to maintaining a versatile collection of entertainment contents covering a variety of aspects of lifestyles attracting traveling consumers. We are also satisfying the advertising needs of corporate clients through our influence on travelling consumers.

Advertisers, Sales and Marketing

Our Advertisers

Our advertisers purchase advertising time slots and locations on our advertising network either directly from us or through advertising agencies. Many advertisers negotiate the terms of the advertising purchase agreements directly with us, however we also rely on advertising agencies for a significant portion of our sales.

We have a broad base of international and domestic advertisers in various industries. In each of 2016, 2017 and 2018, advisors from one industry, which is automobiles, accounted for more than 10% of our total revenues from continuing operations. Nil, 1 and 2 of our customers accounted for more than 10% of our total revenues for 2016, 2017 and 2018, respectively.

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

Pricing

The listing prices of our air travel advertising services depend on the passenger flow of each airline, the needs of each airline, the number of time slots and display locations purchased, the cost of the relevant media assets, our costs for the relevant concession rights, and competition. Going forward, we intend to review our listing prices periodically and make adjustments as necessary in light of market conditions.

Prices for advertisements on our network are fixed under our sales contracts with advertisers or advertising agencies, typically at a discount to our listing prices.

Programming

Our digital TV screens on network airplanes play programs ranging from 45 minutes to 120 minutes once per flight. We compile each cycle from advertisements of 5-, 15- or 30-seconds in length provided by advertisers to us and from non-advertising content generated by our VIEs in China or provided by third-party content providers. We generally create a programming list on a weekly and monthly basis for programs played on airplanes, respectively. We create this list by first fixing the schedule for advertising content according to the respective sales contracts with our advertisers to guarantee the agreed duration, time and frequency of advertisements for each advertiser, then adding the non-advertising content to achieve an optimal blend of advertising and non-advertising content.

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

For our gas stations media network, the primary hardware consists of basic display equipment that we install and maintain. In 2016 and 2017, 45 and 66 suppliers, respectively, together supplied a majority of our gas station display equipment. In early 2018, the management assessed the operational underperformance of our Wi-Fi services on trains, long-haul buses and gas station media service, which indicated that the underperformance could be ascribed to i) the wide spread of 4G technology and affordable data plans; and ii) the depleting marketing budget of some of our advertisers. In order to prevent further losses while seizing the opportunities from other components such as air travel media service, we gradually ceased our operations of Wi-Fi service on long-haul buses and our gas station media services, and scaled down operations in providing Wi-Fi services on trains.

Customer Service

Our customer service team is responsible for contacting third-party research firms to compile evaluation reports based on selective sampling of the status of advertising on our network and providing advertisers with monthly monitoring reports once the relevant advertising campaign is launched on our network. At the same time, we also provide our advertisers with monthly reports prepared by third parties that verify the proper functioning of our displays and the proper dissemination of the advertisement when required by our advertisers; such reports are done through online survey to analyze the effectiveness of and public reaction to the advertisements. In addition, our network airlines, as well as trains are also actively involved in the monitoring process.

Competition

We compete primarily with several different groups of competitors in the air travel advertising market:

•	in-house advertising companies of airlines that may operate their own advertising networks; and

•	traditional advertising media, such as newspapers, television, magazines and radio.

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

Intellectual Property

To protect our brand and other intellectual property, we rely on a combination of trademark and trade secret laws as well as confidentiality agreements with our employees, sales agents, contractors and others. As of March 31, 2019, we have registered 23 major trademarks and one patent in China, including “往返”, “忘返” and “众伴”. We cannot be certain that our efforts to protect our intellectual property rights will be adequate or that third parties will not infringe or misappropriate these rights.

Regulation

We operate our business in China under a legal regime consisting of the State Council, which is the highest authority of the executive branch of the National People’s Congress, and several ministries and agencies under its authority including the SAMR.

China’s Advertising Law was promulgated in 1994, and was revised in 2015 and further revised in 2018. In addition, the State Council, SAIC (which has merged into the SAMR in March 2018) and other ministries and agencies have issued regulations that regulate our business, all of which are discussed below.

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

Regulation on Foreign Investment

On March 15, 2019, the Foreign Investment Law was enacted by the National People’s Congress and it will become effective on January 1, 2020. Upon its enactment, it will replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments.

Unlike its first draft which was published in 2015, the approved Foreign Investment Law does not explicitly define the contractual arrangements with VIEs as a form of foreign investment. It contains an ambiguous clause that covers other form stipulated in laws, administrative regulations or other methods prescribed by the State Council within its definition of foreign investment. Therefore, uncertainties still exist about whether the contractual arrangements with VIEs will be deemed to violate the market access requirements for foreign investment under the PRC laws.

Moreover, the Foreign Investment Law establishes a foreign investment information reporting system. Foreign investors or foreign-funded enterprises shall submit the investment information to competent authorities through the enterprise registration system and the enterprise credit information publicity system. The contents and scope of foreign investment information to be reported shall be determined by the principle of necessity. Where foreign-investors or foreign-invested enterprises are found to be non-compliant with these information reporting obligations, competent commerce authority shall ask for corrections with a specified period; if such corrections are not made in time, a penalty of not less than RMB100,000 yet not more than RMB500,000 shall be imposed. Other than reporting foreign investment information, the Foreign Investment Law also establishes a security examination mechanism for foreign investment and conducts security review of foreign investment that affects or may affect national security. The decision made upon the security examination in accordance with the law shall be final.

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

Each of Beijing Yuehang Digital and AM Online has valid business license as of the date of this annual report. The business scope of these two entities as set forth in their business licenses include the development of electronic, computer and media-related technologies and products and do not include advertising, due to certain restrictions on foreign ownership of advertising enterprises under PRC law.

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

Regulations on Foreign Exchange

The principal regulation governing foreign currency exchange in China is the Foreign Currency Administration Rules, which became effective in 1996, and was further amended in 2008. Under these Rules, RMB is freely convertible for current account items, such as trade and service-related foreign exchange transactions, but not for capital account items, such as direct investment, loan or investment in securities outside China unless the prior approval of, and/or registration with, SAFE or its local counterparts (as the case may be) is obtained.

On March 30, 2015, SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-invested Enterprises, or SAFE Circular 19, which will took effect on June 1, 2015. On June 9, 2016, the SAFE promulgated the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, which revised some provisions of SAFE Circular 19. SAFE Circular 19 and SAFE Circular 16 allows foreign-invested enterprises to settle 100% of their foreign exchange capitals on a discretionary basis and allows ordinary foreign-invested enterprises to make domestic equity investments by capital transfer in the original currencies, or with the amount obtained from foreign exchange settlement, subject to complying with certain requirements. According to SAFE Circular 19 and SAFE Circular 16, the RMB funds obtained by foreign-invested enterprises from the discretionary settlement of foreign exchange capitals shall be managed under the accounts pending for foreign exchange settlement payment, and foreign-invested enterprise shall not use its capital and the RMB funds obtained from foreign exchange settlement for the purposes within the following negative list: for expenditure beyond its business scope or expenditure prohibited by laws and regulations, for investments in securities or other investments than banks’ principal-secured products,, for the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license, or for construction or expenses related to the purchase of real estate not for self-use, unless it is a foreign-invested real estate enterprise. Moreover, on January 26, 2017, SAFE promulgated Circular of the State Administration of Foreign Exchange on Further Advancing the Reform of Foreign Exchange Administration and Improving Examination of Authenticity and Compliance, or Circular 3. The Circular 3 states several control measures with respect to the outbound remittance of any profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks should review board resolutions, the original version of tax filing records and audited financial statements before wiring the foreign exchange profit distribution of a foreign-invested enterprise exceeding $50,000; and (ii) domestic entities should hold income to make up previous years’ losses before remitting the profits to offshore entities. Meanwhile, verification on the genuineness and compliance of foreign direct investments in domestic entities has also been tightened in accordance with Circular 3,

Pursuant to SAFE Circular 19, SAFE Circular 16 and SAFE Circular 3, foreign invested enterprises in China may convert part or all of the amount of the foreign currency in its capital account, special account for foreign debt or special account for overseas listing into RMB at any time after going through capitals review process with bank and supplement necessary supporting documents upon bank’s request for verification on genuineness and compliance. Nevertheless, it is still not clear whether foreign-invested enterprises like our PRC subsidiaries are allowed to extend intercompany loans to our VIEs.

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

In addition, under the EIT Law and its implementing rules, dividends generated after January 1, 2008 and payable by a FIE in China to its foreign investors who are non-resident enterprises will be subject to a 10% withholding tax unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. BVI, where Broad Cosmos, our wholly owned subsidiary, is incorporated, does not have such a tax treaty with China. AN China, the 100% shareholder of Chuangyi Technology, Shenzhen Yuehang and Xi’an Shengshi, is incorporated in Hong Kong. According to the Mainland and Hong Kong Special Administrative Region Arrangement on Avoiding Double Taxation or Evasion of Taxation on Income agreed between China and Hong Kong in August 2006, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise). In October 2015, the State Administration of Taxation released the Administrative Measures for Non-Residents Enjoying Tax Treaty Benefits (Trial Implementation), which took effect on November 1, 2015. Under these measures, our Hong Kong subsidiary needs to obtain approval from the competent local branch of the State Administration of Taxation in order to enjoy the preferential withholding tax rate of 5% in accordance with the Double Taxation Arrangement. In February 2009, the State Administration of Taxation issued Notice No. 81. According to Notice No. 81, in order to enjoy the preferential treatment on dividend withholding tax rates, an enterprise must be the “beneficial owner” of the relevant dividend income, and no enterprise is entitled to enjoy preferential treatment pursuant to any tax treaties if such enterprise qualifies for such preferential tax rates through any transaction or arrangement, the major purpose of which is to obtain such preferential tax treatment. The tax authority in charge has the right to make adjustments to the applicable tax rates, if it determines that any taxpayer has enjoyed preferential treatment under tax treaties as a result of such transaction or arrangement. In October 2009, the State Administration of Taxation issued another notice on this matter, or Notice No. 601, to provide guidance on the criteria to determine whether an enterprise qualifies as the “beneficial owner” of the PRC sourced income for the purpose of obtaining preferential treatment under tax treaties. Pursuant to Notice No. 601, the PRC tax authorities will review and grant tax preferential treatment on a case-by-case basis and adopt the “substance over form” principle in the review. Notice 601 specifies that a beneficial owner should generally carry out substantial business activities and own and have control over the income, the assets or other rights generating the income. Therefore, an agent or a conduit company will not be regarded as a beneficial owner of such income. On February 3, 2018, SAT issued Announcement of the State Administration of Taxation on Issues concerning “Beneficial Owners” in Tax Treaties, or Circular 9, which became effective on April 1, 2018 and superseded Notice No. 601. In comparison with Notice No. 601, Circular 9 enlarging and further explaining the scope of beneficial owner, supplementing the applicants deemed as beneficial owners who obtain proceeds from China as direct or indirect 100% shareholder, increasing the certainty of identifying beneficial owner. Since the two notices were issued, it has remained unclear how the PRC tax authorities will implement them in practice and to what extent they will affect the dividend withholding tax rates for dividends distributed by our subsidiaries in China to our Hong Kong subsidiary. If the relevant tax authority determines that our Hong Kong subsidiary is a conduit company and does not qualify as the “beneficial owner” of the dividend income it receives from our PRC subsidiaries, the higher 10% withholding tax rate may apply to such dividends.

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

Under the EIT Law and related regulations, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a PRC resident enterprise and is subject to the EIT at the rate of 25% on its worldwide income. The related regulations define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” The SAT issued the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or SAT Circular 82, on April 22, 2009, which was amended in 2013 and 2017 respectively. SAT Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled overseas-incorporated enterprise is located in China. In addition, the SAT issued a bulletin on July 27, 2011 to provide more guidance on the implementation of SAT Circular 82 with an effective date to be September 1, 2011. The bulletin provided clarification in the areas of resident status determination, post-determination administration, as well as competent tax authorities. It also specifies that when provided with a copy of a Chinese tax resident determination certificate from a resident Chinese controlled offshore incorporated enterprise, the payer should not withhold 10% income tax when paying the Chinese-sourced dividends, interest, royalties, etc. to the Chinese controlled offshore incorporated enterprise. Although both SAT Circular 82 and the bulletin only apply to offshore enterprises controlled by PRC enterprises, not to those that, like our company, are controlled by PRC individuals, the determination criteria set forth in SAT Circular 82 and administration clarification made in the bulletin may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax residency status of offshore enterprises and the administration measures that should be implemented, regardless of whether they are controlled by PRC enterprises or PRC individuals.

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

SAFE Regulations on Offshore Investment by PRC Residents and Employee Stock Options

In October 2005, the SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Circular 7, which became effective as of November 1, 2005. SAFE Circular 7 suspends the implementation of two prior regulations promulgated in January and April of 2005 by the SAFE. On July 4, 2014, SAFE issued the SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Outbound Investment and Financing and Inbound Investment via Special Purpose Vehicles, or SAFE Circular 37, which has superseded SAFE Circular 75. Under SAFE Circular 75, SAFE Circular 37 and other relevant foreign exchange regulations, PRC residents who make, or have previously made, prior to the implementation of these foreign exchange regulations, direct or indirect investments in offshore companies will be required to register those investments. In addition, any PRC resident who is a direct or indirect shareholder of an offshore company is also required to file or update the registration with the local branch of SAFE, with respect to that offshore company for any material change involving its round-trip investment, capital variation, such as an increase or decrease in capital, transfer or swap of shares, merger, division, long-term equity or debt investment or the creation of any security interest. If any PRC shareholder fails to make the required registration or update the previously filed registration, the PRC subsidiary of that offshore parent company may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to their offshore parent company, and the offshore parent company may also be prohibited from injecting additional capital into its PRC subsidiary. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

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

C.       Organizational Structure

The following diagram illustrates our principal subsidiaries, VIEs and VIEs’ subsidiaries as of March 31, 2019:

Air Media Group Inc.(Cayman Islands)
100%
Broad Cosmos Enterprises Ltd.(BVI)
100%
Air Net International Limited (BVI)
100%
Air Net (China) Limited (HK)
Outside PRC
Inside PRC
100%
100%
100%
Shenzhen Yuehang Information Technology Co., Ltd
Yuehang Chuanyi Technology (Beijing) Co., Ltd
Xian Shengshi Dinghong Information Technology Co., Ltd
AirMedia Online Network Technology Group Co., Ltd.
Beijing Linghang Shengshi Advertising Co., Ltd.
Wangfan Tianxia Network Technology Co., Ltd.
100%
85.7%
30.0%
47.2%
100%
100%
98.8%
75%
66.25%
85%
82.14%
Beijing Yuehang Digital Media Advertising Co., Ltd
Beijing Yuehang Tianyi Electronic Information Technology Co., Ltd.
Beijing Airnet Pictures Co., Ltd.
Wangfan Linghang Mobile Network Technology Co., Ltd.
Beijing Zhihe Xianglong Advertising Co., Ltd.
Dingsheng Ruizhi (Beijing) Investment Consulting Co., Ltd.
Beijing Wangfan Jiaming Advertising Co., Ltd.
Beijing Airport United Culture Media Co., Ltd.
Beijing GreatView Media Advertising Co., Ltd.
Yuehang Zhongying E-commerce Co., Ltd.
Guangzhou Meizheng Online Network Technology Co., Ltd.
63%
51%
70%
55%
100%
75%
55%
100%
AirMedia Henglong Mobile Network Technology Co., Ltd.
Shandong Airmedia Cheweishi Network Technology Co., Ltd.
Beijing Wangfan Jiaming Pictures Co., Ltd
Wangfan Tongda Culture Development (Beijing) Co., Ltd
Wenzhou Yuehang Advertising Co., Ltd.
Beijing Dongding Gongyi Advertising Co., Ltd.
Guangzhou Meizheng Information Technology Co., Ltd.
Meizheng Network Information Technology Co., Ltd.

Notes:

(1)	Several of our principal subsidiaries, VIEs and VIEs’ subsidiaries as of March 31, 2019 have changed their names compared to as of December 31, 2017. Following is for the details.
Air Net International Limited (Formerly AirMedia International Limited (“Air Net International”)
Air Net (China) Limited (Formerly AirMedia (China) Limited) (“AN China”)
Yuehang Chuangyi Technology (Beijing) Co., Ltd. (Formerly AirMedia Technology (Beijing) Co., Ltd.) Shenzhen Yuehang Information Technology Co., Ltd. (Formerly Shenzhen AirMedia Information Technology Co., Ltd.)
Xi’an Shengshi Dinghong Information Technology Co., Ltd. (Formerly Xi’an AirMedia Chuangyi Technology Co., Ltd.)
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
Wenzhou Yuehang Advertising Co., Ltd. (Wenzhou AirMedia Advertising Co., Ltd.)
Beijing Yuehang Tianyi Electronic Information Technology Co., Ltd.(Formerly Beijing AirMedia Tianyi Information Technology Co., Ltd.)
Wangfan Linghang Mobile Network Technology Co., Ltd. (Formerly AirMedia Mobile Network Technology Co., Ltd.)
Beijing Wangfan Jiaming Pictures Co., Ltd. (Formerly Beijing AirMedia Jiaming Film & TV Culture Co., Ltd.)

(2)

AirMedia Online Network Group Technology Co., Ltd. is 77.2%, 14.5%, 4.8% and 3.5% owned by Herman Man Guo, Qing Xu, Tao Hong and Yi Zhang, respectively. Yi Zhang divested all the 3.5% equity interest in AirMedia Online Network Group Technology Co., Ltd in 2018. However, the registration of such alternation is in progress in the local administration for industry and commerce as of the date of this annual report.

(3)	On December 15, 2016, AM Online and an individual signed concurrently an equity transfer agreement and an entrusted equity holding agreement, pursuant to which AM Online transferred 100% equity interests in Beijing Yuehang Digital Media Advertising Co., Ltd., or Beijing Yuehang, to the individual and entrusted the individual to act as the nominee shareholder of the foregoing equity interests. The entrusted equity holding agreement terminates upon the earlier of (i) two years from the date of the entrusted equity holding agreement or (ii) the transfer of all entrusted equity by AM Online to AM Online itself or a third party designated by AM Online. AM Online as the actual investor in Beijing Yuehang continues to hold actual shareholder rights and receive benefits from the investment in Beijing Yuehang.

(4)	Beijing AirMedia Jiaming Advertising Co., Ltd. is 1.0%, 0.2% and 98.8% owned by Herman Man Guo, Qing Xu and Beijing Linghang Shengshi Advertising Co., Ltd., respectively.

(5)	Beijing Linghang Shengshi Advertising Co., Ltd. is 83.6%, 12.5%, 3.8% and 0.1% owned by Herman Man Guo, Qing Xu , Yi Zhang and Xiao Ya Zhang, respectively. Yi Zhang Yi divested all the 3.8% equity interest in Beijing Linghang Shengshi Advertising Co., Ltd in 2018. However, the registration of such alternation is in progress in the local administration for industry and commerce as of the date of this annual report.

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

Our headquarters are located in Beijing, China, where we lease approximately 5,026 square meters of office space. Our branch offices lease approximately 3,671 square meters of office space in seven other locations.

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

Important Factors Affecting the Results of Operations of Our Air Travel Advertising, Gas Station Media Business and Trains, Buses and Airline Wi-Fi Business

In early 2018, the management assessed the operational underperformance of our Wi-Fi services on long-haul buses and gas station media service, which indicated that the underperformance could be ascribed to i) the wide spread of 4G technology and affordable data plans; and ii) the depleting marketing budget of some of our advertisers. In order to prevent further losses while seizing the opportunities from other components such as air travel media service, we gradually ceased our operations of Wi-Fi service on long-haul buses and our gas station media services, and scaled down operations in providing Wi-Fi services on trains.

The operating results of our air travel advertising, gas station advertising business and trains,  and buses are substantially affected by the following factors and trends.

Demand for Our Advertising Time Slots and Locations

The demand for our advertising time slots and locations for each of the last three fiscal years was directly related to our customers’ available advertising budgets and the attractiveness of our network to our customers. Our network’s attractiveness is largely affected by the coverage of our network, which in turn depends on the number of intended audience that our network has the ability to reach. In terms of our air travel advertising network, the number of intended audience we can reach is largely affected by the number of air travelers in China in generally and the scale of our network. The demand for air travel is in turn affected by general economic conditions, the affordability of air travel in China and certain special events that may attract air travelers into and within China. Our customers’ advertising spending was also particularly sensitive to changes in general economic conditions. In terms of our gas station media, we gradually ceased the operations in early 2018.  The demand for our time slots and locations on airline Wi-Fi systems is related to the amount of our customers’ advertising spending budget and the attractiveness of our Wi-Fi system as a platform for their advertisements. The amount of available advertising budget is largely affected by the general economic conditions in China. The attractiveness of our Wi-Fi system as an advertising platform depends on whether our Wi-Fi system has the ability to reach the advertisers’ intended audience, which will in turn be affected by factors including the number and types of travelers who will use our Wi-Fi systems and whether advertisements on our Wi-Fi systems can effectively attract the attention of such travelers.

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

By increasing the number of airlines in our network, we can increase the number of advertising time slots and locations that we have available to sell. In addition, the length of our advertising cycle for our digital TV screens can potentially be extended to longer durations depending on demand on airline. However, advertisers may be unwilling to accept placement of their advertisements on a longer time cycle which decreases the frequencies of their advertisements displayed each day.

The results of our Wi-Fi business can be affected by the number of advertisement time slots and spaces available for sale on our Wi-Fi systems. They are determined by the number of airplanes within our Wi-Fi service network and the number of advertisement time slots and spaces available on the system for each airplane. By increasing the number of airplanes within our network, we can increase the number of advertising time slots and locations that we have available to sell. In addition, we may also increase the total number of advertisement time slots and spaces by increasing the frequency of the advertisements and designating more space on our Wi-Fi system’s interface for advertising.

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

A significant percentage of the programs played on our digital TV screens on airplanes included non-advertising content such as TV programs or public service announcements. We did not directly generate revenues from non-advertising content, but we obtained such content from third party content providers. We believe that the combination of non-advertising content with advertising content makes people more receptive to our programs, which in turn makes the advertising content more effective for our advertisers. We believe this in turn allows us to charge a higher price for each advertising time slot. We closely track the program blend and advertiser demand to optimize our ability to generate revenues for each program cycle.

The results of our Wi-Fi business are also affected by the level of pricing for our services.

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

Revenues

We mainly generate revenues from the sale of advertising time slots and locations on our advertising network.

(All amounts are in thousands of U.S. dollars, except percentages)

	Fiscal Years Ended December 31,
	2016		2017	2018
	Amount	% of Total Revenues	Amount	% of Total Revenues	Amount	% of Total Revenues
Air Travel Media Network	$12,178	73.4%	$18,702	76.9%	22,212	89.7%
Gas station Media Network	4,009	24.2%	4,093	16.8%	413	1.6%
Other Media	410	2.4%	1,533	6.3%	2,151	8.7%
Total revenues	16,597	100.0%	24,328	100.0%	24,776	100.0%
Business tax and other sales tax	(84)	(0.5)%	(569)	(2.3)%	(230)	(0.9)%
Net revenues	$16,513	99.5%	$23,759	97.7%	24,546	99.1%

Revenues from Air Travel Media Network and Other Media

Our air travel media network revenues from operations in 2016, 2017 and 2018 consisted of revenues from digital frames in airports in the form of TV-attached digital frames, digital TV screens in airports, digital TV screens on airplanes, traditional media in airports and other revenues in air travel.

Revenues from our air travel media network accounted for 73.4%, 76.9% and 89.7% of our total revenues for the years ended December 31, 2016, 2017, and 2018 respectively. Our network consisted of six, seven and seven airlines as of December 31, 2016, 2017 and 2018.

Revenues from other media were primarily revenues from our trains Wi-Fi advertising promotion, public account promotion, long-haul Wi-Fi advertising. In early 2018, we gradually ceased our operations of Wi-Fi service on long-halt buses, and scaled down operations in providing Wi-Fi services on trains.

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

Revenues from Gas Station Media Network

We started our gas station media network in 2009, when we gained concession rights to develop and operate an outdoor advertising network in Sinopec gas stations throughout China. Revenues from our gas station media network, consisting of outdoor advertising platforms such as LED screens, billboards and light boxes at Sinopec gas stations in China, accounted for 24.2%, 16.8% and 1.6% of our total revenues for the years ended December 31, 2016, 2017 and 2018, respectively. In early 2018, the management assessed the operational underperformance of our gas station media service, which indicated that the underperformance could be ascribed to i) the wide spread of 4G technology and affordable data plans; and ii) the depleting marketing budget of some of our advertisers. In order to prevent further losses while seizing the opportunities from other components such as air travel media service, we gradually ceased our operations of our gas station media services.

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

Cost of Revenues

During the periods covered by this report, our cost of revenues consisted primarily of concession fees, agency fees and advertisement publishing fees, and other costs, including equipment depreciation costs, operating costs and non-advertising content costs. The following table sets forth the major components of our cost of revenues, both in absolute amounts and as percentages of net revenues for the periods indicated.

	Fiscal Years Ended December 31,
	(All amounts are in thousands of U.S. Dollars, except percentages)
	2016		2017		2018
	Amount	%	Amount	%	Amount	%
Net revenues	$16,513	100.0%	$23,759	100.0%	$24,546	100.0%
Cost of revenues
Concession fees	(23,470)	(142.1)%	(28,559)	(120.2)%	(20,976)	(85.5)%
Agency fees and advertisement publishing fees	(4,388)	(26.6)%	(4,675)	(19.7)%	(4,879)	(19.9)%
Others	(21,184)	(128.3)%	(25,733)	(108.3)%	(6,775)	(27.6)%
Total cost of revenues	$(49,042)	(297.0)%	$(58,967)	(248.2)%	$(32,630)	(133.0)%

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

We began to incur concession fees related to our Wi-Fi business from 2013. We recorded these concession fees in the amount of $5.3 million, $9.5 million and $5.1 million in 2016, 2017 and 2018, respectively. The concession fee related to Wi-Fi business decreased significantly in 2018 mainly due to we gradually ceased our operations of Wi-Fi service on long-haul buses and scaled down operations in providing Wi-Fi services on trains in 2018.

The rest of our concession fees consisted of those related to our non-Wi-Fi business and slightly increased from $18.2 million in 2016 and to $19.1 million in 2017 and decreased to $15.9 million in 2018, the decreased in 2018 was mainly due to we ceased our  gas station business in 2018.

Agency Fees and Advertisement Publishing Fees

From 2016 to 2018, we engaged third-party advertising agencies to help source advertisers from time to time or to help advertise publishing. These third-party advertising agencies assisted us in identifying and introducing advertisers to us or help us to publish  advertisement. In return, we paid fees to these third-party agencies if they generated advertising revenues or published  advertisement for us. Fees that we paid to these third-party agencies were calculated based on a pre-set percentage of revenues generated from the advertisers by the third-party agencies and were paid when payments were received from the advertisers. We recorded these agency fees and advertisement  publishing fees as cost of revenues ratably over the period in which the related advertisements were displayed.

Others

Our other cost of revenues includes the following:

•

Equipment Depreciation. Generally, we capitalized the cost of our digital TV screens, light boxes, LED screens and billboards in the gas station media network and related Wi-Fi equipment and PAD on high-speed trains and recognized depreciation costs on a straight-line basis over the term of their useful lives, which we estimate to be five years. The primary factors affecting our depreciation costs were the number of digital TV screens, LED screens in gas stations and Wi-Fi equipment and the unit cost and impairment for those equipment, as well as the remaining useful life of the equipment. However, the depreciation costs decreased significantly in 2018 due to the impairment on equipment in 2017.

49

•

Equipment Maintenance Cost. Our maintenance cost consisted of salaries for our network maintenance staff, travel expenses in relation to on-site visits and monitoring and costs for materials and maintenance in connection with the upkeep of our media network. The primary factor affecting our equipment maintenance cost was the size of our network maintenance staff.

•

Non-advertising Content Cost. The programs on the majority of our digital TV screens combine advertising content with non-advertising content, such as comedy clips, movie and TV series. Our standard programs in airports currently include 40 minutes of non-advertising content during each hour of programming and are shown for approximately 16 hours per day. Our in-flight programs typically range from approximately 45 to 120 minutes per flight, approximately 40 to 45 minutes of which consist of non-advertising content. The majority of the non-advertising content broadcast on our network was provided by third-party content providers such as various local television stations and television production companies. We pay a fixed price for some content. The non-advertising content cost was $0.8 million for the year ended December 31, 2018.

As we gradually ceased our operation of Wi-Fi service on long-haul buses and our gas station media services, scaled down operations in Wi-Fi service on trains in 2018, our other cost of revenues decreased in 2018 significantly compared to the same for year 2017.

Operating Expenses

During the periods covered by this report, our operating expenses consisted of general and administrative expenses and selling and marketing expenses. The following table sets forth the two components of our operating expenses, and as a percentage of net revenues for the periods indicated.

	Fiscal Years Ended December 31,
	2016		2017		2018
	Amount	%	Amount	%	Amount	%
Net revenues	$16,513	100.0%	$23,759	100.0%	$24,546	100.0%
Operating expenses
General and administrative expenses	(44,401)	(268.9)%	(63,507)	(267.3)%	(32,612)	(132.9)%
Selling and marketing expenses	(12,056)	(73.0)%	(12,747)	(53.7)%	(7,492)	(30.5)%
Impairment of fixed assets, prepaid equipment cost and intangible assets	(826)	(5.0)%	(67,342)	(283.4)%	(564)	(2.3)%
Total operating expenses	$(57,283)	(346.9)%	$(143,596)	(604.4)%	$(40,668)	(165.7)%

General and Administrative Expenses

Our general and administrative expenses consisted primarily of office and utility expenses, salaries and benefits for general management, finance and administrative personnel, allowance for doubtful accounts, depreciation of office equipment, public relations related expenses and other administration related expenses.

Selling and Marketing Expenses

Our selling and marketing expenses consisted primarily of salaries and benefits for our sales and marketing personnel, office and utility expenses related to our selling and marketing activities, travel expenses incurred by our sales personnel, expenses for the promotion, advertisement, and other sales and marketing related expenses.

Impairment of fixed assets, prepaid equipment cost and intangible assets

In the second half of 2017, the management was alerted of the trend of recording operational losses continued in providing Wi-Fi services on trains and long-haul buses and media services on gas station. Meanwhile the management noticed that the willingness to spend on marketing expenses targeting travelers by trains, buses and gas station was projected strong and growing. Given the projected potential with exclusivity to provide such services, the management concluded that operations in both business components should continue and be reviewed in the first quarter of 2018. Upon the scheduled review in the first quarter of 2018, a flag was risen when the operational loss was widened and the willingness to spend on marketing was depleting and diminishing. Immediately, the management halted operations in providing Wi-Fi services on long-haul buses and media services in gas station, scaled down operations in providing Wi-Fi services on trains, and commissioned a comprehensive review on the sustainability of both business components. Upon completion of the review, the management exercised prudently to record impairments in both business components in 2017. In addition, we accrued a fully impairment loss for the leasehold improvement and the construction in progress equipment of Tianjin VR store for the year ended December 31, 2018 because Tianjin VR store did not go into operation.

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

Hong Kong. Our Hong Kong subsidiary, Air Media (China) Ltd, did not have any assessable profits arising in or derived from Hong Kong for the years ended December 31, 2016, 2017 and 2018, and accordingly no provision for Hong Kong Profits Tax was made in these years. According to Tax (Amendment) (No. 3) Ordinance 2018 published by Hong Kong government, form April 1, 2018, under the two-tiered profits tax rates regime, the profits tax rate for the first $2 million of assessable profits will be lowered to 8.25% (half of the rate specified in Schedule 8 to the Inland Revenue Ordinance (IRO)) for corporations and 7.5% (half of the standard rate) for unincorporated businesses (mostly partnerships and sole proprietorships). Assessable profits above $2 million will continue to be subject to the rate of 16.5% for corporations and standard rate of 15% for unincorporated businesses. AN China is qualified to elect the tax rate of 8.25% as it has no assessable profit in 2018.

PRC. Effective as of January 1, 2008, the EIT Law applies a uniform EIT rate of 25% to all domestic enterprises and foreign-invested enterprises and defines new tax incentives for qualified entities. Under the EIT Law, entities that qualify as HNTE are entitled to the preferential income tax rate of 15%. A company’s status as a HNTE is valid for three years, after which the company must re-apply for such qualification in order to continue to enjoy the preferential income tax rate.

Chuangyi Technology was recognized as a HNTE and maintained the status that would allow for a reduced 15% tax rate under EIT Law from year 2016 to 2017.  Hence, Chuangyi Technology was subject to an EIT rate of 15%, 15% and 25% in 2016, 2017, and 2018, respectively.

Xi’an Shengshi received the HNTE certificate jointly issued by the competent governmental authorities in Shaanxi Province in September 2014. As such, Xi’an Shengshi was subject to a preferential income tax rate of 15% from 2014 to 2016, Xi’an Shengshi is subject to EIT at a rate of 25% from 2017 afterwards.

Shenzhen Yuehang is subject to EIT at a rate of 25% from 2013 afterwards.

Wangfan Linghang qualified for the HNTE at the end of 2017 and entitled to an EIT rate of 15% for the years 2017, 2018 and 2019.

Beijing Yuehang Tianyi qualified for the HNTE in 2018 and entitled to an EIT rate of 15% for the years 2018, 2019 and 2020.

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

Revenue Recognition

On January 1, 2018, the Company adopted ASC Topic 606, “Revenue from Contracts with Customers”, applying the modified retrospective method. The adoption did not result in a material adjustment to the accumulated deficit as of January 1, 2018.

In accordance with ASC Topic 606, revenues are recognized when control of the promised goods or services is transferred to the Company’s customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. In determining when and how much revenue is recognized from contracts with customers, the Company performs the following five-step analysis: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; (5) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company’s contracts with customers do not include multiple performance obligations, significant financing component and any variable consideration.

The Company is a principal as it controls the specified good or service before that good or service is transferred to a customer. The Company is primarily responsible for fulfilling the promise to provide the specified good or service, has inventory risk before the specified good or service has been transferred to a customer and has discretion in establishing the price for the specified good or service.

Generally, the Company recognizes revenue under ASC Topic 606 for each type of its performance obligation either over time (generally, the transfer of a service) or at a point in time (generally, the transfer of content) as follows:

The Company's revenues are derived from selling advertising time slots on the Company's advertising networks. For the years ended December 31, 2016, 2017 and 2018, the advertising revenues were generated from air travel media network including TV-attached digital frames in airports, digital TV screens in airports, digital TV screens on airlines, gas station media network and other media network such as on-train and on long-haul bus Wi-Fi.

Revenue by service categories:

	For the years ended December 31,
	2016	2017	2018
	(In thousands of U.S. Dollars)
Revenues from operations:

Air Travel Media Network	$12,178	$18,702	$22,212
Gas Station Media Network	4,009	4,093	413
Other Media	410	1,533	2,151
	$16,597	$24,328	$24,776

Air Travel Media Network: Through air travel media network, revenues were generated from digital frames in airports in the form of TV-attached digital frames, digital TV screens in airports, digital TV screens on airplanes. There are also other revenues in air travel mainly include revenues from the display of media contents in air travel. For the advertising business, the Company typically signs standard contracts with its advertising clients, who require the Company to run the advertiser's advertisements on the Company's network in airports, airlines for a period of time which is the only performance obligation for a fixed price agreed in the contracts without variable considerations. The Company recognizes advertising revenues ratably over the service period for which the advertisements are displayed, so long as collection remains probable.

Gas Station Media Network: Through gas station media network, the Company sells advertising time slots through digital TV screens in gas stations which is the only performance obligation included in the contracts. The Company signs fixed fee contracts with the end customers or agencies for a specified period. The revenue is recognized on a straight-line basis over the specified period. This business is ceased in 2018 and no continuing revenue will be generated from gas station in following years.

Other Media: Through other media network such as on-train and on long-haul bus Wi-Fi, the Company provides Wechat public account promotion through Wi-Fi network and advertising and promotion articles publishing on both self-owned and third parties’ public accounts. Wechat public account is an application account applied by individual, business or enterprise on the Wechat Public Platform through which communication and interaction with specific groups of words, pictures, voice and video can be achieved. For the public account promotion business, the passengers in the trains could connect to Wi-Fi for free via the Company's Wi-Fi equipment after registered as a member to that public account as a follower in WeChat. The Company charges a fix rate per new member and collects service fee from the client who owns the public accounts. The Company typically signs standard contracts with its clients, who require the Company to promote their public accounts which is the only performance obligation defined in the contracts, and recognizes public account promotion revenue by the quantities of members over the performance period multiplied by unit price defined in the contract. For the advertising and promotion articles publishing business, the Company has developed a public accounts pool which have already accumulated hundreds of and thousands of registered users (there are both self-owned and third parties’ public accounts). The Company typically signs standard contracts with its clients, who require the Company to publish advertising articles on the public accounts to take advantage of the existing users and recognizes advertising revenues by numbers of articles published on public accounts and the unit price that defined in the contract which differs on the basis of user numbers of selected public accounts.

Deferred Revenue

Prepayments from customers for advertising service are deferred when corresponding performance obligation is not satisfied and recognized as revenue when the advertising services are rendered. The balance of deferred revenue as of December 31, 2018 is $2.0 million, the majority of which is $1.1 million for the unsatisfied performance obligation with two customers with contracts amount of $5.7 million.

Nonmonetary exchanges

The Company occasionally exchanges advertising time slots and locations with other entities for assets or services, such as equipment and other assets. The amount of assets and revenue recognized is based on the fair value of the advertising provided or the fair value of the transferred assets, whichever is more readily determinable. There were no revenue recognized for nonmonetary transactions were for the years ended December 31, 2016, 2017 and 2018. No direct costs are attributable to the revenues.

Concession Fees

The Company enters concession right agreements with vendors such as airlines, railway bureaus and petroleum companies, under which The Company obtains the right to use the spaces or equipment of the vendors to display the advertisements.

Fees under concession right agreements are usually due every three, six or twelve months. Payments made are recorded as current assets and current liabilities according to the respective payment terms. Most of the concession fees with airlines and railway bureaus are fixed with escalation, which means a fixed increase over each year of the agreements. The total concession fee under the concession right agreements with airlines is charged to the consolidated statements of operations on a straight-line basis over the agreement periods, which is generally between three to five years.

The fee structure of the concession right agreement with the petroleum companies is based on the actual number of developed gas stations and associated standard annual concession fee for each developed gas station. Each gas station has its specific lease term starting from the time when it is actually put into operation. The calculation of rental payments is based on how many months the gas stations are actually put into operation during the year and the standard annual concession fee determined based on the location of the gas station. The amount of annual concession fee to-be-paid is determined by an actual incurred concession fee or a fixed minimum payment, if any, based on negotiation with the petroleum company.

In 2018, we ceased our long-haul buses Wi-Fi service operations and gas station media services, and scaled down operations in providing Wi-Fi services on trains. The concession fees due to the petroleum companies will be settled by providing equipment and future free service. Other prepaid concession fees made to railway bureaus are returned or to be returned in the future.

Agency Fees and Advertisement  Publishing Fees

The Company pays fees to advertising agencies for identifying and introducing advertisers to us and assisting in advertisement publishing based on a certain percentage of revenues made through the advertisement agencies upon receipt of payment from advertisers. The agency fees and advertisement publishing fees are charged to cost of revenues in the consolidated statements of operations ratably over the period in which the advertisement is displayed. Prepaid and accrued agency fees and advertisement publishing fees are recorded as current assets and current liabilities according to relative timing of payments made and advertising service provided.

Allowance for Doubtful Accounts

The Company conducts credit evaluations of clients and generally does not require collateral or other security from clients. The Company establishes an allowance for doubtful accounts based upon estimates, historical experience and other factors surrounding the credit risk of specific clients and utilizes both specific identification and a general reserve to calculate allowance for doubtful accounts. The amount of receivables ultimately not collected by the Company has generally been consistent with expectations and the allowance established for doubtful accounts. If the frequency and amount of customer defaults change due to the clients' financial condition or general economic conditions, the allowance for uncollectible accounts may require adjustment. As a result, the Company continuously monitors outstanding receivables and adjusts allowances for accounts where collection may be in doubt.

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

The impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than not to be sustained upon audit by the relevant tax authorities. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, the Company classifies the interest and penalties, if any, as a component of the income tax expense. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. According to Hong Kong Inland Revenue Department, the statute of limitation is six years if any company chargeable with tax has not been assessed or has been assessed at less than the proper amount, the statute of limitation is extended to 10 years if the underpayment of taxes is due to fraud or willful evasion. In 2018, the Company incurred penalties of $4.3 million related to underpayment or delayed payment for income tax expense of previous years. The tax penalty of $2,664 is charged for one-year delay of income tax payment of 2015 rising from the gain on transferring 75% equity of AM Advertising and the tax penalty of $1,660 is charged for the unpaid income tax expense of 2016 for the deduction of bad debt allowance from taxable income before tax without chasing up for debt and filing a special declaration of loss in asset. As of December 31, 2018, all the penalties have been paid off. For the transferring 20.32% equity of AM Advertising of which the industrial and commercial registration procedure was completed in December 2018, the Company has filed this equity transaction in the first quarter tax return filling in early 2019. For the deduction of bad allowance, the inspection method has been changed from filing a declaration to reporting the loss by taxpayer. Hence, the Company did not have any material outstanding interest or penalties associated with tax positions nor did the Company have any significant unrecognized tax positions will materially change over the next 12 months. The Company is not currently under examination by an income tax authority, nor has been notified that an examination is contemplated.

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

	Years Ended December 31,
	2016	2017	2018
	(In thousands of U.S. Dollars, except share, per share and per ADS data)
Consolidated Statements of Operations Data:
Revenues:
Air Travel Media Network	12,178	18,702	22,212
Gas Station Media Network	4,009	4,093	413
Other Media	410	1,533	2,151
Total revenues	16,597	24,328	24,776
Business tax and other sales tax	(84)	(569)	(230)
Net revenues	16,513	23,759	24,546
Cost of revenues	(49,042)	(58,967)	(32,630)
Gross loss	(32,529)	(35,208)	(8,084)
Operating expenses:
Selling and marketing	(12,056)	(12,747)	(7,492)
General and administrative	(44,401)	(63,507)	(32,612)
Impairment of fixed assets, prepaid equipment cost and intangible assets	(826)	(67,342)	(564)
Total operating expenses	(57,283)	(143,596)	(40,668)
Loss from operations	(89,812)	(178,804)	(48,752)
Interest income (expense), net	843	2,645	(106)
Loss from and impairment on long-term investments	(33)	(2,603)	(52,337)
Other income, net	4,243	214	7,926
Loss from operations before income taxes	(84,759)	(178,548)	(93,269)
Income tax expenses	(4,483)	(633)	(150)
Net loss	(89,242)	(179,181)	(93,419)
Less: Net loss attributable to noncontrolling interests	(23,617)	(22,705)	(3,322)
Net loss attributable to AirMedia Group Inc.’s shareholders	$(65,625)	$(156,476)	$(90,097)

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Net Revenues. Our net revenues increased by 3.3% to $24.5 million in 2018 from $23.8 million in 2017. The increase was primarily due to the increase in revenues from air travel media network, which was offset by the decrease in gas station media network.

Revenues from air travel media network: Revenues from air travel media network increased by 18.8% from $18.7 million in 2017 to $22.2 million in 2018. Among our revenues from air travel media network, revenues from digital TV screens on airplanes were $15.3 million and $20.9 million in 2017 and 2018, respectively. The increase in revenues from digital TV screens on airplanes mainly resulted from a strong advertising market and an increase in advertisers’ demand for digital TV screens.

Revenues from the gas station media network: Revenues from the gas station media network decreased by 89.9% from $4.1 million in 2017 to $0.4 million in 2018 because we gradually ceased our gas station media services in 2018.

Revenues from other media: Revenues from other media were primarily revenues from our trains Wi-Fi advertising promotion and public account promotion. Revenues from other media increased by 40.3% year-over-year to $2.2 million in 2018 from $1.5 million in 2017, primarily due to an increase of $0.34 million in revenues from trains Wi-Fi advertising promotion.

Cost of Revenues. Our cost of revenues decreased by 44.7% to $32.6 million in 2018 from $59.0 million in 2017. Our cost of revenues as a percentage of our net revenues decreased to 133.0% in 2018 from 248.2% in 2017. This decrease was mainly due to the significant decrease in our depreciation costs and concession fee costs. Depreciation costs, as one of the major component in our cost of revenue, decreased significantly by 99.6% to $44 thousand in 2018 from $10.1 million in 2017, resulting from the impairment of equipment recorded in 2017. Concession fees decreased by 26.6% to $21.0 million in 2018 from $28.6 million in 2017. Concession fees as a percentage of net revenues decreased to 85.5% in 2018 from 120.2% in 2017. The concession fees of long-haul buses, gas station and trains decreased significantly because we ceased operation of Wi-Fi service on long-haul buses and our gas station media services, and scaled down operations in providing Wi-Fi services on trains. The concession fees of airline increased by $0.6 million due to the development of airline business with concession cost increase by $6 million, which is offset by the concession cost reduction due to the refund received from one Airline company of $5.4 million.

Operating Expenses. Our operating expenses decreased by 71.7% to $40.7 million in 2018 from $143.6 million in 2017.

•	Selling and Marketing Expenses. Our selling and marketing expenses decreased by 41.2% to $7.5 million in 2018 from $12.7 million in 2017. Our selling and marketing expenses mainly consisted of $5.0 million and $8.4 million staff expenses for the year ended December 31, 2018 and 2017, respectively. The selling expense decreased significantly primarily due to the decrease of staff numbers, because we ceased operations of Wi-Fi service on long-haul buses and our gas station media services, and scaled down operations in providing Wi-Fi services on trains in early 2018.

•	General and Administrative Expenses. Our general and administrative expenses decreased by 48.6% to $32.6 million in 2018 from $63.5 million in 2017. This decrease was mainly due to the significant decrease in our bad debt expenses and staff expenses. Our bad debt expenses decreased to $11.9 million in 2018 from $37.3 million in 2017. The staff expenses decreased to $11.3 million in 2018 from $12.5 million in 2017, because we ceased our operations of Wi-Fi service on long-haul buses and gas station media services, and scaled down operations in providing Wi-Fi services on trains in early 2018. The professional service fee decreased to $2.0 million in 2018 from $6.2 million in 2017 primarily due to (1) a $1.8 million financing costs paid in 2017; and (2) the decrease of business consulting fee in 2018.

•

Impairment of fixed assets, prepaid equipment cost and intangible assets. Our impairment of fixed assets, prepaid equipment cost and intangible assets decreased by 99.2% to $0.6 million in 2018 from $67.3 million in 2017, primarily resulting from the impairment due to the unexpected operational underperformance from Wi-Fi services on trains, long-haul buses and gas station media service in 2017 of $66.8 million.

Loss from Operations. We recorded a loss from operations of $48.8 million in 2018, as compared to a loss from operations of $178.8 million in 2017 as a cumulative result of the above factors.

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

Revenues from other media: Revenues from other media were primarily revenues from our trains and buses Wi-Fi network and film distribution business. Revenues from other media increased by 273.9% year-over-year to $1.5 million in 2017 from $0.4 million in 2016, primarily due to an increase of $0.6 million and $0.4 million in advertising market through trains and buses Wi-Fi network, respectively.

Cost of Revenues. Our cost of revenues increased by 20.2% to $59.0 million in 2017 from $49.0 million in 2016. Our cost of revenues as a percentage of our net revenues decreased to 248.2% in 2017 from 297% in 2016. This increase was mainly due to the significant increase in our revenues. Concession fees, as one of the major component in our cost of revenue, increased by 21.7% to $28.6 million in 2017 from $23.5 million in 2016. Concession fees as a percentage of net revenues decreased to 120.2% in 2017 from 142.1% in 2016. We continued to pay much of the related concession fees in 2017 due to our obligations under the concession rights. As of the date of this annual report, concession rights contracts in connection with the business that we no longer operate have either expired or been transferred to third parties. We expect to incur concession fee costs associated only with the business lines of digital TV screens on airplanes, gas station media and our Wi-Fi business.

Operating Expenses. Our operating expenses increased by 150.7% to $143.6 million in 2017 from $57.3 million in 2016. Our total operating expenses in 2016 included share-based compensation expenses of $0.8 million while our total operating expenses in 2017 included share-based compensation expenses of $0.3 million.

•	Selling and Marketing Expenses. Our selling and marketing expenses increased by 5.7% to $12.7 million in 2017 from $12.1 million in 2016. For 2017, our selling and marketing expenses mainly consisted of $8.4 million staff expenses.

•	General and Administrative Expenses. Our general and administrative expenses increased by 43.0% to $63.5 million (including $0.3 million of share-based compensation expenses) in 2017 from $44.4 million (including $0.8 million of share-based compensation expenses) in 2016, primarily due to approximately $37.2 million in bad debt expenses incurred in 2017. During 2016, we incurred bad debt expenses of $12.7 million.

•	Impairment of fixed assets, prepaid equipment cost and intangible assets. Our impairment of fixed assets, prepaid equipment cost and intangible assets increased by 8,052.8% to $67.3 million in 2017 from $0.8 million in 2016, primarily due to the unexpected operational underperformance from Wi-Fi services on trains, long-haul buses and gas station media service in 2017.

Loss from Operations. We recorded a loss from operations of $178.8 million in 2017, as compared to a loss from operations of $89.8 million in 2016 as a cumulative result of the above factors.

Share-based Compensation

2012 Share incentive plan

On November 30, 2012, the Board of Directors adopted 2012 Share Incentive Plan (the “2012 Option Plan”), which allows the Company to grant options to its employees and directors to purchase up to 6,000,000 ordinary shares of the Company subject to vesting requirement.

On November 1 and November 30, 2012, the Company granted 20,000 options to a consultant under the 2007 Option Plan and 60,000 options under the 2012 Option Plan to purchase the Company’s ordinary shares at an exercise price of $1.11 per share. 20,000 share options were vested immediately and one-third of the 60,000 share options vested on February 1, May 1 and August 1, 2013, respectively.

On June 1 and August 1, 2014, the Company granted 2,376,620 options and 140,000 options to its employees under the 2012 Option Plan to purchase the Company’s ordinary shares at an exercise price of $1.025 and $1.045 per share, respectively. One twelfth of these options will vest each quarter through June 1, 2017 and August 1, 2017, respectively. The expiration date will be 5 years from the grant dates.

On October 13, 2014, an employee terminated his employment with the Company but continued to provide service as a nonemployee consultant. 50,000 options granted to him on August 1, 2014 were not modified in connection with the change in status, but future service is still necessary to earn the award. The compensation cost was measured as if the options were newly granted at the date of the change of status. The incremental share-based compensation expense for the year ended December 31, 2014 was not material. On October 31, 2015, the consultant service contract terminated. Of the 50,000 options granted to him, 20,830 were vested through the service period end and the expiration date of the vested options was modified from August 1, 2019 to January 31, 2016. The rest 29,170 unvested options were cancelled at the service period end.

On May 12, 2015, the Company granted 660,000 options its employees under the 2012 Option Plan to purchase the Company’s ordinary shares at an exercise price of $1.675 per share. One twelfth of these options will vest each quarter through May 12, 2018. The expiration date will be 5 years from the grant date.

On June 15, 2015, an employee terminated his employment with the Company but continued to provide service as a nonemployee consultant. 200,000 options granted to him on June 1, 2014 were not modified in connection with the change in status, but future service is still necessary to earn the award. The compensation cost was measured as if the options were newly granted at the date of the change of status. The incremental share-based compensation expense for the year ended December 31, 2015 was not material.

On October 31, 2015, an employee terminated his employment with the Company but continued to provide service as a nonemployee consultant. 100,000 options granted to him on May 12, 2015 were not modified in connection with the change in status, but future service is still necessary to earn the award. The compensation cost was measured as if the options were newly granted at the date of the change of status. The incremental share-based compensation expense for the year ended December 31, 2015 was not material.

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

We recorded share-based compensation of $0.8 million, $0.3 million and $0.1 million for the years ended December 31, 2016, 2017 and 2018, respectively.

Inflation

Historically inflation has not had a significant effect on our business. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2016, 2017 and 2018 was increase of 2.1%, 1.8%, and 1.9%, respectively.

Although it has not materially impacted our results of operations in 2018, we can provide no assurance that we will not be affected in the future by potentially higher rates of inflation in China. For example, certain operating costs and expenses, such as employee compensation and office operating expenses, may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalent, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

Recently Issued Accounting Pronouncements

See Item. 17 of Part III, “Financial Statements—Note 2—Summary of significant accounting policies—Recent issued accounting standard.”

B.	Liquidity and Capital Resources

To date, we have financed our operations primarily through internally generated cash, the sale of preferred shares in private placements and the proceeds we received from our initial public offering.

The Company incurred losses from operations of $178.8 million and $48.8 million for the years ended December 31, 2017 and 2018. As of December 31, 2018, the Company had shareholders’ deficit of $262.4 million. The Company had negative cash flows from operating activities for the years ended December 31, 2017 and 2018 of $58.6 million and $19.8 million, respectively. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

The Company intends to meet the cash requirements for the next 12 months from the issuance date of this report through a combination of bank loan, financing by way of private placements, friends, family and business associates and management financial support. The Company will focus on the following activities:

•	The Company plans to strengthen the air Wi-Fi business to drive its revenues and bring in cash from operation;

•	The Company is focusing on improving operation efficiency and cost reduction to standardize operations, enhance internal controls, and create synergy of the Company’s resources;

•	The Company has also acquired the financial support letter from Mr. Man Guo and Mr. Qing Xu, who have expressed the willingness and intention to provide the necessary financial support to the Company, so as to enable the Company to meet its liabilities as and when it falls due and to carry on its business without a significant curtailment of operations for the next 12 months from the issuance date of this report.

As a result, management prepared the consolidated financial statements assuming the Company will continue as a going concern. As described above, the Company has a significant working capital deficiency, has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described above. However, there is no assurance that the measures above can be achieved as planned. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Cash Flow

The following table shows our cash flows with respect to operating activities, investing activities and financing activities for the years ended December 31, 2016, 2017 and 2018:

	Years Ended December 31,
	2016	2017	2018
Net cash used in operating activities	(103,610)	(58,570)	(19,774)
Net cash provided by (used in) investing activities	130,582	(47,166)	20,096
Net cash provided by (used in) financing activities	11,130	874	(1,695)
Effect of exchange rate changes	(7,515)	5,787	(1,560)
Net increase/(decrease) in cash, cash equivalents and restricted cash	30,587	(99,075)	(2,933)
Cash, cash equivalents and restricted cash at the beginning of the year	86,960	117,547	18,472
Cash, cash equivalents and restricted cash at the end of the year	117,547	18,472	15,539

Operating Activities

Net cash used in operating activities was $19.8 million for the year ended December 31, 2018. Net cash used in operating activities was primarily attributable to (1) a net loss of $93.4 million adjusted by non-cash loss and impairment on long-term investment of $52.3 million and bad debt expenses of $11.9 million, and (2) a decrease in accrued expenses and other current liabilities of $3.7 million, partially offset by (1) an increase in accounts payable of $7.8 million, and (2) a decrease in prepaid concession fees of $5.1 million.

Net cash used in operating activities was $58.6 million for the year ended December 31, 2017. Net cash used in operating activities was primarily attributable to (1) a net loss of $179.2 million adjusted by non-cash loss and impairment of property and equipment, prepaid equipment cost and intangible assets of $67.3 million, bad debt expenses of $37.3 million and depreciation and amortization of $12.0 million, and (2) a decrease of other non-current assets of $1.3 million.

Net cash used in operating activities was $103.6 million for the year ended December 31, 2016. Net cash used in operating activities was primarily attributable to (1) a net loss of $89.2 million adjusted by non-cash bad debt expenses of $12.7 million and depreciation and amortization of $13.0 million, (2) a decrease in income tax payable of $27.4 million and (3) a decrease due to related parties of $15.0 million.

Investing Activities

Net cash provided by investing activities for the year ended December 31, 2018 amounted to $20.1 million.  The amount of net cash provided by investing activities was principally attributable to the disposal of long-term investment of $22.6 million, partially offset by the purchase of property and equipment of $3.6 million.

Net cash used in investing activities for the year ended December 31, 2017 amounted to $47.2 million. The amount of net cash provided by investing activities was principally attributable to (1) loan to third parties of $22.6 million, (2) purchase of long term investment of $17.4 million and (3) purchase of property and equipment of $7.2 million.

Net cash provided by investing activities for the year ended December 31, 2016 amounted to $130.6 million.  The amount of net cash provided by investing activities was principally attributable to receipt of consideration receivable of $196 million as a result of disposition of our 75% equity interest in AM Advertising in 2015, partially offset by (1) purchase of property and equipment of $21.6 million, (2) purchase of equity in subsidiary of $32.8 million and (3) increase of loan to third parties by $17.1 million.

Capital Expenditures

Our capital expenditures were made primarily to purchase equipment for our network, including network construction for our gas station media network and our Wi-Fi business.

Our capital expenditures were $21.6 million in 2016, $7.2 million in 2017, and $3.6 million in 2018, respectively.

Financing Activities

Net cash used in financing activities amounted to $1.7 million for the year ended December 31, 2018, consisting of capital withdraw by non-controlling shareholder of $10.9 million, which was offset by cash received from short-term loans of $6.3 million and cash received from long-term loans of $2.9 million.

Net cash provided by financing activities amounted to $0.9 million for the year ended December 31, 2017, consisting of capital contribution from non-controlling interest holders of $0.9 million.

Net cash provided by financing activities amounted to $11.1 million for the year ended December 31, 2016, consisting of capital contribution from non-controlling interest of $9.8 million and proceeds received from stock option exercise of $1.3 million.

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

F.	Tabular Disclosure of Contractual Obligations

We have entered into operating lease agreements primarily for our office spaces in China. These leases expire through 2021 and are renewable upon negotiation. In addition, the contract terms of our concession rights contracts are usually three to five years. Most of these concession rights expire through 2020 and are renewable upon negotiation. The following table sets forth our contractual obligations and commercial commitments as of December 31, 2018:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of U.S. Dollars)
Operating lease agreements	$2,339	$1,085	$1,254	$-	$-
Concession rights contracts	24,946	13,227	11,719	-	-
Total	$27,285	$14,312	$12,973	$-	$-

G.	Safe Harbor

See the section headed “Forward-Looking Information”.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth certain information regarding our directors and executive officers as of March 31, 2019. Mr. Richard Peidong Wu resigned as our Chief Financial Officer effective in December 2018 for personal reasons, and Mr. Herman Man Guo was appointed to serve as the interim Chief Financial Officer until February 28, 2019. Mr. Xin Li was appointed as our Chief Financial Officer effective in March 1, 2019. The resignation of Mr. Richard Peidong Wu was not due to any disagreement with the management and the board of directors.

NAME	AGE	POSITION
Herman Man Guo	55	Chairman, Chief Executive Officer and Director
Xin Li	42	Chief Financial Officer
Qing Xu	58	Director and Executive President
Conor Chiahung Yang	56	Independent Director
Shichong Shan	88	Independent Director
Dong Wen	53	Independent Director
Songzuo Xiang	54	Independent Director
Hua Zhuo	49	Independent Director
Hong Zhou	46	Chief Operating Officer
Peng Zhou	39	Vice President
Rong Guo	50	Vice President
Juntao Zhen	44	Vice President

Mr. Herman Man Guo is our founder and has served as the chairman of our board of directors and our chief executive officer since our inception. Mr. Guo served as our interim Chief Financial Officer in December 2018 to February 2019. He was the general manager of Beijing Sunshine Media Co., Ltd. from 1997 to 2004. From 1991 to 1996, Mr. Guo served as the deputy general manager of Beijing Trade & Technology Development Company. Prior to that, he worked in China Civil Aviation Development Service Company from 1988 to 1990. Mr. Guo received his bachelor’s degree in applied mathematics from People’s Liberation Army Information Engineering University in China in 1983 and an Executive MBA degree from Peking University in China in 2011.

Mr. Xin Li has served as our Chief Financial Officer since March 2019. Mr. Li Xin has extensive experience in the management of companies and connections in the investment sector. Prior to joining us, Mr. Li was an assistant to president and the CFO of Grass Green Group, where he led several investment and M&A projects, both domestically and internationally. Before joining Grass Green Group, Mr. Li was a managing director of CICFH Fund Management Co., Ltd. (the “CICFH”) and concurrently served as CFO of the fund’s portfolio company in 2016 and 2017. Prior to joining CICFH, Mr. Li held senior professional positions in several large investment institutions. Mr. Li received a MBA degree from Duke University in 2006 and a bachelor's degree in international finance and accounting from Tsinghua University in 1999.

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

Mr. Hong Zhou has served as our Chief Operating Officer since May 2018. Previously, Mr. Zhou served as the head of a large-scale production and scientific consortium of China Aerospace Science and Technology Group. Prior to that, Mr. Zhou served as deputy chief engineer and senior project director of enterprise development department under aviation airborne communication division of China Satcom Group. Mr. Zhou received a Doctor of Engineering degree from the school of aeronautical science and engineering, Beihang Universtiy.

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

Ms. Rong Guo has served as our vice president in charge of In-train Wi-Fi business since early 2015. Prior joining us, Ms. Guo has accumulated an abundant management experience on the online media industry. Ms. Guo served as the as the vice general manager of Baiyun International Airport Advertising Co., Ltd. and the account director of Shanghai Shengshi Great Wall Advertising Co., Ltd.

Mr. Juntao Zhen has served as our vice president and the general manager of Wi-Fi business since 2017. Prior joining us, Mr. Zhen served as the as the chief architect and chief architect team leader of NOKIA Beijing research and development center, he was responsible for the system architecture of mobile communication equipment, software and hardware technology development and team management in NOKIA Beijing research and development center.

No family relationship exists between any of our directors and executive officers. There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person referred to above was selected as a director or member of senior management.

Employment Agreements

We have entered into employment agreements with Herman Man Guo and Xin Li. Our employment agreements with Mr. Guo has an unfixed duration as required by the PRC Employment Law. Mr. Guo may terminate the respective agreement with a one-month prior notice while we will only be able to terminate such agreement in limited circumstances, such as for cause. Our employment agreement with Mr. Xin Li has a fixed duration until February, 2022  and can be terminated by either us or Mr. Xin Li with a one-month prior notice over the term of the duration. We have also entered into employment agreements with our other executive officers. Each of the contract terms was a period of two or three years. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the employee, including but not limited to a conviction or plea of guilty to certain crimes, negligence or dishonesty to our detriment and failure to perform the agreed-to duties after a reasonable opportunity to cure the failure. Furthermore, either we or an executive officer may terminate the employment at any time without cause upon advance written notice to the other party. These agreements do not provide for any special termination benefits, nor do we have other arrangements with these executive officers for special termination benefits.

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

In 2018, the aggregate cash compensation to our executive officers was approximately $0.5 million and the aggregate cash compensation to our non-executive directors was approximately $0.2 million. Our PRC subsidiaries and consolidated VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits. Other than the above-mentioned pension insurance mandated by applicable PRC law, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company except as required under applicable PRC law.

Share Options

In July 2007, we adopted the 2007 Option Plan to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. In December 2009, we amended the 2007 Option Plan by increasing the maximum aggregate number of shares issuable under the plan from 12,000,000 to 17,000,000. In March 2011, our board of directors authorized the issuance of 2,000,000 ordinary shares under the 2011 Option Plan with the same aim as the 2007 Option Plan. In 2012, our board of directors adopted the 2012 Option Plan, under which we are authorized to grant restricted shares or options and other awards for a total issuance of up to 6,000,000 ordinary shares. As of December 31, 2018, options to purchase 5,857,755 of our ordinary shares were outstanding. The majority of these options will vest on a straight-line basis over a three-year period, with one-twelfth of the options vesting each quarter from the date of grant.

The following table summarizes, as of December 31, 2018, the outstanding options granted to our executive officers, directors and to other individuals as a group under our 2007 Option Plan, as amended, 2011 Option Plan and 2012 Option Plan.

Name	Ordinary Shares Underlying Options	Exercise Price ($/Share)(1)	Date of Grant	Expiration Date
Herman Man Guo	1,000,000	1.15	July 2, 2007	December 31, 2019
Richard Peidong Wu	1,276,620	1.025	June 1, 2014	December 31, 2019
Xin Li	—	N/A	N/A	N/A
Qing Xu	*	1.15	March 22, 2011	March 23, 2021
Conor Chia-hung Yang	*	1.15	July 2, 2007	December 31, 2019
Conor Chia-hung Yang	*	1.15	November 29, 2007	December 31, 2019
Conor Chia-hung Yang	*	1.15	July 10, 2009	December 31, 2019
Shichong Shan	*	1.15	July 20, 2007	December 31, 2019
Dong Wen	—	N/A	N/A	N/A
Songzuo Xiang	*	1.15	July 10, 2009	December 31, 2019
Hua Zhuo	—	N/A	N/A	N/A
Peng Zhou	—	N/A	N/A	N/A
Rong Guo	—	N/A	N/A	N/A
Juntao Zhen	—	N/A	N/A	N/A
Other individuals as a group	600,000	1.15	March 22, 2011	March 22, 2021
Other individuals as a group	200,000	1.025	June 1, 2014	June 1, 2019
Other individuals as a group	180,000	1.675	May 12, 2015	May 12, 2020
Other individuals as a group	40,000	1.045	August 1, 2014	August 1, 2019

*	Aggregate beneficial ownership of our company by such officer or director is less than 1% of our total outstanding ordinary shares.

(1)	On August 23, 2011, in order to provide better incentive to our employees, our board of directors approved an adjustment to the exercise price of a portion of the stock options previously granted to certain optionees on July 2, 2007, July 20, 2007, November 29, 2007, July 10, 2009 and March 22, 2011. The exercise price for the adjusted portion of the options is $1.15 per ordinary share and the exercise price for the unadjusted portion will remain the same at $1.57 per ordinary share.

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

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skills they actually possess and exercise such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to our company, our directors must ensure compliance with our amended and restated memorandum and articles of association, as amended and restated from time to time, and the rights vested thereunder in the holders of the shares. Our directors owe their fiduciary duties to our company and not to our company’s individual shareholders, and it is our company which has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

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

D.       Employees

We had 1,052, 845 and 315 employees as of December 31, 2016, 2017, and 2018 respectively. The following table sets forth the number of our employees by area of business as of December 31, 2016, 2017 and 2018, respectively:

	As of December 31,
	2016		2017		2018
	Number of Employees	% of Total	Number of Employees	% of Total	Number of Employees	% of Total
Sales and Marketing Department	387	36.8	242	28.6	59	18.7
Quality Control and Technology Department	317	30.1	253	29.9	85	27.0
Programming Department	124	11.8	129	15.4	84	26.7
Resources Development Department	15	1.4	13	1.5	2	0.6
General Administrative and Accounting	209	19.9	208	24.6	85	27.0
Total	1,052	100.0	845	100.0	315	100.0

The following table sets forth the breakdown of employees by geographic location as of December 31, 2018:

City	Number of Employees	% of Total
Beijing	218	69.2
Guangzhou	31	9.8
Shenyang	45	14.3
Others	21	6.7
Total	315	100.0

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

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2019, by:

•	each of our directors and executive officers; and

•	each principal shareholder, or person known to us to own beneficially more than 5.0% of our ordinary shares.

The calculations in the shareholder table below are based on 125,664,777 ordinary shares outstanding as of March 31, 2019 (excluding 2,032,278 ordinary shares and ordinary shares represented by ADSs reserved for settlement upon exercise of our incentive share awards). Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within  60 days after March 31, 2019, the most recent practicable date, including through the exercise of any option, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Herman Man Guo(1)	20,510,980	16.2
Xin Li	—	—
Qing Xu(2)	1,950,000	1.5
Conor Chiahung Yang(3)	1,348,913	1.1
Shichong Shan	*	*
Dong Wen	—	—
Songzuo Xiang	*	*
Hua Zhuo	—	—
Hong Zhou	*	*
Peng Zhou	*	*
Rong Guo	—	—
Juntao Zhen	—	—
All directors and executive officers	24,018,226	18.8
Principal Shareholders:
Dan Shao (4)	20,584,214	16.1
Wealthy Environment Limited(5)	17,505,980	13.7
Bison Capital Media Limited (6)	12,000,000	9.4

*	Aggregate beneficial ownership of our company by such director or officer is less than 1% of our total outstanding ordinary shares.

**	The business address of our directors and executive officers is 15/F, Sky Plaza, No. 46 Dongzhimenwai Street, Dongcheng District, Beijing 100027, The People’s Republic of China.

(1)	Includes (i) 16,105,980 ordinary shares held by Wealthy Environment Limited, a BVI company wholly owned by Mr. Herman Man Guo, (ii) 1,400,000 ordinary shares represented by American Depositary Shares held by Wealthy Environment Limited, (iii) 2,000,000 ordinary shares represented by American Depositary Shares held by Mr. Herman Man Guo, and (iv) 1,005,000 ordinary shares issuable upon exercise of options held by Mr. Guo that are exercisable within 60 days.

(2)	Includes (i) 1,000,000 ordinary shares held by Mambo Fiesta Limited, a BVI company wholly owned by Mr. Qing Xu, (ii) 600,000 ordinary shares represented by American Depositary Shares held by Mr. Qing Xu, and (iii) 350,000 ordinary shares issuable upon exercise of options held by Mr. Xu that are exercisable within 60 days.

(3)	Includes (i) 965,942 ordinary shares represented by American Depositary Shares, and (ii) 382,971 ordinary shares issuable upon exercise of options held by Mr. Conor Chiahung Yang that are exercisable within 60 days.

(4)	Includes (i) 20,000,000 ordinary shares held by Global Earning Pacific Limited and (ii) 584,214 ordinary shares represented by ADSs that Ms. Dan Shao purchased in one or more open-market transactions. Global Earning Pacific Limited, a company incorporated in BVI, is wholly owned and controlled by Ms. Dan Shao, Mr. Herman Man Guo’s wife. The registered address of Global Earning Pacific Limited is OMC Chambers, Wickham Cay 1, Road Town Tortola, BVI.

(5)	Includes (i) 16,105,980 ordinary shares held by Wealthy Environment Limited, and (ii) 1,400,000 ordinary shares represented by American Depositary Shares held by Wealthy Environment Limited. Wealthy Environment Limited, a company incorporated in BVI, is wholly owned and controlled by Herman Man Guo. The registered address of Wealthy Environment Limited is P.O. Box 173, Kingston Chambers, Road Town Tortola, BVI.

(6)	The address of Bison Capital Media Limited is c/o Bison Capital Holding Company Limited, 609-610, 21st Century Tower, 40 Liangmaqiao Road, Chaoyang District, Beijing, People’s Republic of China, 100016. Bison Capital Media Limited, a Cayman Islands company, is wholly-owned by Bison Capital Holding Company Limited, a Cayman Islands company, which is in turn wholly owned by Ms. Fengyun Jiang, a citizen of Hong Kong Special Administrative Region. Ms. Jiang is the sole director of both Bison Capital Media Limited and Bison Capital Holding Company Limited. Ms. Jiang possesses the power to direct the voting and disposition of the shares owned by Bison Capital Media Limited and may be deemed to have beneficial ownership of such shares.

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

As of March 31, 2019, 127,697,055 of our ordinary shares were issued and outstanding, of which 2,032,278 ordinary shares are issued to our depositary bank reserved for future exercise of vested options. To our knowledge, we had only one record shareholder in the United States, JPMorgan Chase Bank, N. A., which is the depositary of our ADS program and held approximately 71% of our total outstanding ordinary shares as of March 31, 2019. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Amounts due from related parties

As of December 31, 2017, we had $1.0 million due from Mr. Qing Xu, representing an advance to him on a short term basis for personal purpose needs, we also have $0.5 million and $0.7 million due from AirMedia Holding Ltd. and AirMedia Merger Company Ltd., representing an advance to them on a short term basis for operation purpose. All the balance has been collected in May 2018, there was no gain or loss upon settlement.

As of December 31, 2018, we had $16 thousand due from Mambo Fiesta Limited., an entity controlled by Mr. Qing Xu, representing an interest free advance to it on a short term basis for operation purpose. We also have $1 thousand due from Shanghai Qingxuan Co., Ltd., an entity controlled by Mr. Herman Man Guo, representing an interest free advance to it on a short term basis for operation purpose. In addition, we have $1 thousand due from Global Earning Pacific Ltd., an entity controlled by Ms. Dan Shao, who is our principal shareholder, representing an interest free advance to it on a short term basis for operation purpose.

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

A majority of the digital frames and digital TV screens in the Company's network include programs that consist of both advertising content and non-advertising content. On December 6, 2007, the State Administration of Radio, Film or Television, or the SARFT, a governmental authority in the PRC, issued the Circular regarding Strengthening the Management of Public Audio-Video in Automobiles, Buildings and Other Public Areas, or the SARFT Circular. According to the SARFT Circular, displaying audio-video programs such as television news, films and television shows, sports, technology and entertainment through public audio-video systems located in automobiles, buildings, airports, bus or train stations, shops, banks and hospitals and other outdoor public systems must be approved by the SARFT. The Company intends to obtain the requisite approval of the SARFT for the Company's non-advertising content, but the Company cannot assure that the Company will obtain such approval in compliance with this new SARFT Circular, or at all. In January 2014, the Company entered into a strategic alliance with China Radio International Oriental Network (Beijing) Co., Ltd ("CRION"), which manages the internet TV business of China International Broadcasting Network, to operate the CIBN-AirMedia channel for broadcast network TV programs to air travelers in China. According to the terms of the cooperation arrangement with CRION, during the cooperation period from March 28, 2014 to March 27, 2024, CRION shall obtain and, from time to time, be responsible for obtaining any approval, license and consent regarding the regulation of broadcasting and television from relevant authorities.

There is no assurance that CRION will be able to obtain or maintain the requisite approval or the Company will be able to renew the contract with CRION when they expire. If the requisite approval is not obtained, the Company will be required to eliminate non-advertising content from the programs included in the Company's digital frames and digital TV screens and advertisers may find the Company's network less attractive and be unwilling to purchase advertising time slots on the Company's network. As of December 31, 2018, the Company did not record a provision for this matter as management believes the possibility of adverse outcome of the matter is remote and any liability it may incur would not have a material adverse effect on its consolidated financial statements. However, it is not possible for the Company to predict the ultimate outcome and the possible range of the potential impact of failure to obtain such disclosed registrations and approvals primarily due to the lack of relevant data and information in the market in this industry in the past.

Linghang Shengshi had served a legal letter, dated June 29, 2016 (the “Legal Letter”), on Longde Wenchuang to challenge the proposed transfers by Longde Wenchuang of their equity interests in AM Advertising to Shanghai Golden Bridge InfoTech Co., Ltd. (stock code: 603918), a PRC company with its shares listed on the Shanghai Stock Exchange (“Golden Bridge”). As of the date of the Legal Letter, Linghang Shengshi held 24.84% of the equity interests in AM Advertising. Longde Wenchuang and Culture Center held 28.57% and 46.43%, respectively, of the equity interests in AM Advertising. On June 14, 2016, Longde Wenchuang entered into an equity interest transfer agreement with Golden Bridge to transfer 75% equity interests in AM Advertising to Golden Bridge in consideration for shares in Golden Bridge (the “Transfer”). Neither of Longde Wenchuang sought consent from Linghang Shengshi with respect to the Transfer in accordance with the provisions of the Company Law of the People’s Republic of China (the “Company Law”). In the Legal Letter, Linghang Shengshi challenges the validity of the Transfer on the ground that it violated the statutory right of first refusal of Linghang Shengshi under the Company Law. Subsequent to the Company’s legal letter, Golden Bridge ceased acquisition of 75% equity interest of AM Advertising from Longde Wenchuang and Culture Center. Longde Wenchuang and Culture Center further dismissed the Company’s representative from Co-CEO position of AM Advertising.

On September 2, 2016, the Company received notice (the “September 2, 2016 Notice”) from the China International Economic and Trade Arbitration Commission (the “CIETAC”) that the Company, Chuangyi Technology, Linghang Shengshi and Mr. Herman Man Guo (collectively, the “Respondents”) were named as respondents by the Culture Center in an arbitration proceeding submitted by the Culture Center to the CIETAC in connection with the sale by the Company of 75% equity interests in AM Advertising to Culture Center and Longde Wenchuang in June 2015. Culture Center seeks specific performance by the Respondents of certain obligations under the transaction documents, which include, among other things, (i) the pledge by Linghang Shengshi and Mr. Guo of their respective equity interests in AM Advertising to Culture Center as security for their obligations under the transaction documents, (ii) the use of best efforts by the Respondents to cooperate with the Culture Center and Longde Wenchuang to procure the listing of AM Advertising in China and (iii) the performance by the Company and Mr. Guo of their respective non-compete obligations to refrain from holding, operating, or otherwise participating in any business that is the same or substantially the same as that of AM Advertising. The Company believes the arbitration request is without merit and intends to defend the actions vigorously. However, no assurances can be provided that the Company will prevail in this arbitration proceeding. In response to the September 2, 2016 Notice, the Company filed a notice against Culture Center to CIETAC for their breach of contract.

As a result of the above disputes, the Company is no longer able to exercise significant influence in operating and strategic decision of AM Advertising and cannot access to AM Advertising’s financial information. Accordingly, the Company accounted its investment in AM Advertising using cost method as of December 31, 2016, 2017 and 2018. AM Advertising and its subsidiaries are no longer related parties to the Company. As of December 31, 2016, the Company treated the provision for earnout commitment of $23.5 million as contingent liability and did not record any additional provision for this matter as management believes the possibility of adverse outcome of the matter is remote and any liability it may incur would not have a material adverse effect on its consolidated financial statements.

On March 28, 2018, August 23, 2018 and November 2018, a MoU and its supplemental agreements respectively, with, among others, Longde Wenchuang and Beijing Cultural Center Construction and Development Fund (Limited Partnership), under which, among other things, Linghang Shengshi and Mr. Guo have agreed to pay or make available to AM Advertising on or prior to May 30, 2018 and further extended to September 30, 2018 and December 31, 2018 an aggregate of RMB304.6 million which was to be discounted by the following amounts (i) the RMB152 million profits attributable to Linghang Shengshi, Mr. Guo and Mr. Xu for the first nine months of 2015, based on a third-party pro forma audit report on AM Advertising; (ii) the loan of RMB88.0 million in principal balance and RMB7.8 million in interests; and (iii) the payment of RMB56.7 million in cash after the sale of the 20.32% equity interests in AM Advertising, which consisted of 20.18% equity interests hold by the Company and 0.14% equity interests hold by Mr. Man Guo and Mr. Qing Xu on behalf of the Company, and following the completion of the foregoing arrangements, our obligations with respect to the profit target for 2015, the earnout provision for the first nine months of 2015 and the loans between AM Advertising and Linghang Shengshi shall be deem completed. According to the aforesaid MoU, after Linghang Shengshi, Mr. Guo and Mr. Xu transfer all the equity interest of AM Advertising, they will cease to be shareholders of AM Advertising and will not be able to continuously assume the obligations in connection with the profit commitment and earn out provision as a matter of fact.

As of December 31, 2018, the sale of the 20.32% equity interests in AM Advertising has been completed, while the cash payment of RMB56.7 million to Longde Wenchuang and Beijing Cultural Center Construction and Development Fund (Limited Partnership) has not been paid yet by the Company. Upon the effectiveness of MoU, the Company wrote off the contingency of provision for earnout provision, and recorded an actual payable of earnout provision in the amount of RMB152.6 million, after the deduction loan of RMB88.0 million in principal balance and RMB7.8 million in interests.

On September 29, 2018, SINOPEC Shanghai Oil Products Company (the “SINOPEC Shanghai”) brought before the district court of Huangpu, Shanghai a legal action against GreatView Media and AM Advertising. As plaintiff, SINOPEC Shanghai plead to the court a) to dissolve the advertising service agreement and supplementary agreement signed between SINOPEC Shanghai and GreatView Media; b) to support its claim to an overdue concession fee of RMB 24.4 million over the period starting from September 2009 to February 2018, which may be subject to change, payable by GreatView Media; c) to support its claim to an overdue electricity bill of RMB 2.9 million over the period starting from September 2009 to February 2018, which may be subject to change, payable by GreatView Media; d) to support its claim holding AM Advertising liable to both the overdue concession fee and electricity bill; and e) to support its claim that the legal fees shall be borne by the defendants. As of December 31, 2018, the Company did not record a provision for this matter as the management believes the possibility of adverse outcome of the matter is remote and the liability it may incur would not have a material adverse effect on its consolidated financial statements. In February 2019, RMB 27.3 million has been paid to the court by Linghang Shengshi on behalf of GreatView Media as security of this matter, which will be returned to the Company after the case closes if the Company wins the case. As of the date of this annual report, the Company is not able to predict the ultimate outcome and the possible range of the potential impact of failure primarily due to the legal action has just proceeded with the first court appearance and an exchange of evidence between the plaintiff and the defendants.

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

Our ADSs, each representing ten of our ordinary shares, were listed on the Nasdaq Global Market on November 7, 2007 and were subsequently transferred to the Nasdaq Global Select Market. Our ADSs, each representing ten of our ordinary shares, has been transferred to The Nasdaq Capital Market in November 2018. Effective on April 11, 2019, we adjusted the ratio of our ADSs to ordinary shares from one ADS representing two ordinary shares to one ADS representing ten ordinary shares.

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

Redemption, Repurchase and Surrender of Shares

We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by our board of directors. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by ordinary resolution of our shareholders, or are otherwise authorized by our amended and restated memorandum and articles of association. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

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

PRC Taxation

Under the EIT Law and its implementation rules, foreign corporate shareholders and corporate ADSs holders may be subject to a 10% income tax upon the dividends payable by us or on any gains they realize from the transfer of our shares or ADSs, if we are classified as a PRC resident enterprise and such income is regarded as income from “sources within the PRC.” Given the fact that whether we would be regarded as “resident enterprise” is not clear, it is uncertain whether foreign corporate shareholders and corporate ADSs holders may be subject to a 10% income tax upon the dividends payable by us or on any gains they realize from the transfer of our shares or ADSs. If we are required under the PRC tax law to withhold PRC income tax on our dividends payable to our non-PRC corporate shareholders and ADS holders or if any gains of the transfer of their shares or ADSs are subject to PRC tax, such holders’ investment in our ADSs or ordinary shares may be materially and adversely affected.

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

Passive Foreign Investment Company Considerations

Based on the market price of our ADSs and the composition of our assets (in particular, the retention of a large amount of cash), we believe that we were a PFIC, for United States federal income tax purposes, for the taxable year ended December 31, 2018, and we will very likely be classified as a PFIC for our current taxable year ending December 31, 2019 unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of non-passive income. In general, we will be classified as a PFIC for any taxable year if either (i) 75 percent or more of our gross income for such year is passive income or (ii) 50 percent or more of the average quarterly value of our assets (as generally determined on the basis of fair market value) produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are generally classified as passive and goodwill and other unbooked intangibles associated with active business activities may generally be classified as non-passive. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25 percent or more (by value) of the stock. Although the law in this regard is unclear, we treat the VIEs (and their subsidiaries) as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operations of such entities but also because we are entitled to substantially all of the economic benefits associated with such entities, and, as a result, we consolidate such entity’s’ operating results in our consolidated financial statements. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given with respect to our PFIC status for any taxable year.

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

Passive Foreign Investment Company Rules

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2018, and we will very likely be classified as a PFIC for our current taxable year ending December 31, 2019. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds ADSs or ordinary shares, and unless a mark-to-market election (as described below) is made, a U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make (which generally means any distribution received in a taxable year that is greater than 125 percent of the average annual distributions received in the three preceding taxable years or such U.S. Holder’s holding period for the ADSs or ordinary shares, if shorter), and (ii) any gain realized on the sale or other disposition, including a pledge, of our ADSs or ordinary shares. Under the PFIC rules:

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

As an alternative to the foregoing rules, a holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock. Marketable stock is stock that is regularly traded on a qualified exchange or other market as defined in applicable United States Treasury Regulations. Our ADSs (but not our ordinary shares) are listed on the Nasdaq Capital Market, which is a qualified exchange or other market for these purposes. We anticipate that the ADSs will be considered regularly traded for so long as they continue to be listed, but no assurance may be given in this regard. If a U.S. Holder makes this election, such holder will generally (i) include in gross income for each taxable year the excess, if any, of the fair market value of the ADSs at the end of the taxable year over the adjusted tax basis of the ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of the ADSs at the end of the taxable year, but only to the extent of the amount previously included in income as a result of the mark-to-market election. The adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a mark-to-market election is made in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, a U.S. Holder will generally not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a mark-to-market election is made, any gain recognized upon the sale or other disposition of ADSs will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary to the extent of the net amount previously included in income as a result of the mark-to-market election. In the case of a U.S. Holder who has held ADSs during any taxable year in which we are classified as PFIC and continues to hold such ADSs (or any portion thereof), and who is considering making a mark-to-market election, special tax rules may apply relating to purging the PFIC taint of such ADSs. If a U.S. Holder makes a mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions, except that the reduced tax rate applicable to qualified dividend income (as discussed below in “ –Dividends”) would not apply.

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

Although the ADSs are currently tradable on the Nasdaq Capital Market, which is an established securities market in the United States, and thus we anticipate they will be considered readily tradable on an established securities market in the United States for purposes of the reduced tax rate, no assurance may be given in this regard. Furthermore, as mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2018, and we will very likely be classified as a PFIC for our current taxable year ending December 31, 2019. Each U.S. Holder is advised to consult its tax advisor regarding the rate of tax that will apply to such holder with respect to, dividend distributions, if any, received from us.

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

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We have not used derivative financial instruments in our investment portfolio. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates. A hypothetical 1% decrease in interest rates would have resulted in a decrease of approximately $0.1 million in our interest income for the year ended December 31, 2018.

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

To the extent that we need to convert our U.S. dollar-denominated assets into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on RMB amount we receive from the conversion. A hypothetical 10% decrease in the exchange rate of the U.S. dollar against RMB would have resulted in a decrease of $0.2 million in the value of our U.S. dollar-denominated financial assets at December 31, 2018. Conversely, if we decide to convert our RMB-denominated cash amounts into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to us.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us annually for our expenses incurred in connection with investor relationship programs and any other program related to our ADS facility and the travel expense of our key personnel in connection with such programs. The depositary has also agreed to provide additional payments to us based on the applicable performance indicators relating to our ADS facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. We recognize the reimbursable amounts in other income on our consolidated statements of operations on a straight-line basis over the contract term with the depositary. For the year ended December 31, 2018, we received nil from the depositary as reimbursement for our expenses incurred.

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

As of December 31, 2018, the net proceeds from our initial public offering  have been used up as follows:

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

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, due to the material weakness described below, as of December 31, 2018, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management, including our chief executive officer and chief financial officer, assessed the effectiveness of internal control over financial reporting as of December 31, 2018 using the criteria set forth in the report “Internal Control — Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission (known as COSO).

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The following material weakness in internal control over financial reporting has been identified as of December 31, 2018. The material weaknesses as of December 31, 2018 were related to a) the weak operating effectiveness and lack of monitoring of controls over financial reporting due to inadequate resources or resources with insufficient experience or training in our financial reporting team, internal control team, administration team and human resource team, and b) lack of internal controls over risk assessments related to third party borrowings resulting in material losses from loans to third parties.

Because of the material weakness described above, our management has concluded that we had not maintain effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

Internal Control over Financial Reporting

This annual report does not include an attestation report of our company’s registered public accounting firm as we are a non-accelerated filer as defined in Rule 12b-2 of the Exchange Act.

Changes in Internal Control over Financial Reporting

In preparing our consolidated financial statements, we identified a material weakness in our internal control over financial reporting as of December 31, 2018. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified was related to a) the weak operating effectiveness and lack of monitoring of controls over financial reporting due to inadequate resources or resources with insufficient experience or training in our financial reporting team, internal control team, administration team and human resource team, and b) lack of internal controls over risk assessments related to third party borrowings resulting in material losses from loans to third parties.

To remediate our identified material weakness, significant deficiency and other control deficiencies in connection with preparation of our consolidated financial statements, we plan to adopt several measures to improve our internal control over financial reporting. For example, during the reporting period, we obtained support from an external consultant firm with experienced staff to assist us in the preparation of the financial statements for the year ended December 31, 2018. The consultant firm is well-known in China and many staff hold the AICPA license with a solid understanding of U.S. GAAP. In order to meet the requirements of internal audit, we outsourced this function department to a professional consulting company with related industry experience and it delivered the work on time.

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Marcum Bernstein & Pinchuk LLP, our current principal external auditors, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	Fiscal Year Ended December 31,
	2017	2018
Audit Fees	$670,153	$754,129
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—
TOTAL	$670,153	$754,129

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

We announced on March 28, 2018 and further updated on September 28, 2018 that Mr. Herman Man Guo intended to purchase AirMedia’s ordinary shares in the form of ADSs with an aggregate value of up to $5 million. As of the date of this annual report, Mr. Herman Man Guo acquired, an aggregate of 344,984 ADSs, representing 3,449,844 ordinary shares of us.

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

We provided Deloitte with a copy of the disclosures under this Item 16F and requested from Deloitte a letter addressed to the Securities and Exchange Commission indicating whether it agrees with such disclosures. A copy of Deloitte’s letter dated April 30, 2019 is attached as Exhibit 16.1.

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

Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, has provided a letter to the Nasdaq Stock Market certifying that under Cayman Islands law, we are not required to hold annual shareholder meetings. We held annual meetings in 2013. No annual meeting was held in 2014, 2015, 2016, 2017 and 2018. We may hold additional annual shareholder meetings in the future if there are significant issues that require shareholder approval.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The full text of our audited consolidated financial statements begins on page F-2 of this annual report.

ITEM 19.	EXHIBITS

Exhibit No.	Description

1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 99.3 to Form 6-K (File No. 001-33765) filed on December 10, 2009)

1.2	Amendment to Amended and Restated Memorandum and Articles of Association approved by the annual general shareholders meeting on July 18, 2013 (incorporated by reference to Exhibit 99.2 to Form 6-K (File No. 001-33765) filed on June 27, 2013)

2.1	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

2.2	Form of Amended and Restated Deposit Agreement among the Company, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 99-a to Post-effective Amendment No. 1 to the Registration Statement on Form F-6 (File No. 333- 146908), filed with the SEC on March 29, 2019)

2.3	Amended and Restated Shareholders’ Agreement originally dated as of June 7, 2007, as amended and restated on September 27, 2007, among the Company and Shareholders (incorporated by reference to Exhibit 4.4 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.1	Amended and Restated 2007 Share Incentive Plan (incorporated by reference to Exhibit 99.2 to Form 6-K filed on December 10, 2009)

4.2	2011 Share Incentive Plan (incorporated by reference to Exhibit 4.49 to Annual Report on Form 20-F filed on April 30, 2012)

4.3	2012 Share Incentive Plan. (incorporated by reference to Exhibit 4.3 to Registration Statement on Form S-8 (File No. 333-187442) filed on March 22, 2013)

4.4	Form of Employment Agreement between the Company and an Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 to Registration Statement on Form F-1 (File No. 333- 146825), as amended, initially filed on October 19, 2007)

4.5	Form of Employment Agreement between the Company and an Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 to Registration Statement on Form F-1 (File No. 333- 146825), as amended, initially filed on October 19, 2007)

4.6	Investment Framework Agreement dated October 18, 2005, as amended on September 27, 2007, among Man Guo, Qing Xu and CDH China Management Company Limited (incorporated by reference to Exhibit 10.4 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.7	English Translation of Business Cooperation Agreement dated June 14, 2007 between Beijing Shengshi Lianhe Advertising Co., Ltd. (now known as Beijing Linghang Shengshi Advertising Co., Ltd.) and AirTV United Media & Culture Co., Ltd. (incorporated by reference to Exhibit 10.9 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

Exhibit No.	Description

4.8	English Translation of Amended Power of Attorneys dated November 28, 2008 from each of the shareholders of Beijing Shengshi Lianhe Advertising Co., Ltd. (now known as Beijing Linghang Shengshi Advertising Co., Ltd.) (incorporated by reference to Exhibit 4.11 to Annual Report on Form 20-F filed on April 28, 2009)

4.9	English Translation of Amended and Restated Technology Development Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing Shengshi Lianhe Advertising Co., Ltd. (now known as Beijing Linghang Shengshi Advertising Co., Ltd.) (incorporated by reference to Exhibit 10.12 to Registration Statement on Form F-1 (File No. 333- 146825), as amended, initially filed on October 19, 2007)

4.10	English Translation of Supplementary Agreement dated November 30, 2007 to the Amended and Restated Technology Development Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing Shengshi Lianhe Advertising Co., Ltd. (now known as Beijing Linghang Shengshi Advertising Co., Ltd.) (incorporated by reference to Exhibit 10.1 to Annual Report on Form 20-F filed on April 30, 2008)

4.11	English Translation of Amended and Restated Technology Support and Service Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing Shengshi Lianhe Advertising Co., Ltd. (now known as Beijing Linghang Shengshi Advertising Co., Ltd.) (incorporated by reference to Exhibit 10.13 to Registration Statement on Form F-1 (File No. 333- 146825), as amended, initially filed on October 19, 2007)

4.12	English Translation of Supplementary Agreement dated November 30, 2007 to the Amended and Restated Technology Support and Service Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing Shengshi Lianhe Advertising Co., Ltd. (now known as Beijing Linghang Shengshi Advertising Co., Ltd.) (incorporated by reference to Exhibit 10.2 to Annual Report on Form 20-F filed on April 30, 2008)

4.13	English Translation of Amended and Restated Equity Pledge Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing Shengshi Lianhe Advertising Co., Ltd. (now known as Beijing Linghang Shengshi Advertising Co., Ltd.) and the shareholders of Beijing Shengshi Lianhe Advertising Co., Ltd. (incorporated by reference to Exhibit 10.14 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.14	English Translation of Supplementary Agreement dated November 28, 2008 to the Amended and Restated Equity Pledge Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing Shengshi Lianhe Advertising Co., Ltd. (now known as Beijing Linghang Shengshi Advertising Co., Ltd.) and the shareholders of Beijing Shengshi Lianhe Advertising Co., Ltd. (incorporated by reference to Exhibit 4.17 to Annual Report on Form 20-F filed on April 28, 2009)

4.15	English Translation of Amended and Restated Call Option Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing Shengshi Lianhe Advertising Co., Ltd. (now known as Beijing Linghang Shengshi Advertising Co., Ltd.) and the shareholders of Beijing Shengshi Lianhe Advertising Co., Ltd. (incorporated by reference to Exhibit 10.15 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

Exhibit No.	Description

4.16	English Translation of Supplementary Agreement dated November 28, 2008 to the Amended and Restated Call Option Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing Shengshi Lianhe Advertising Co., Ltd. (now known as Beijing Linghang Shengshi Advertising Co., Ltd.) and the shareholders of Beijing Shengshi Lianhe Advertising Co., Ltd. (incorporated by reference to Exhibit 4.19 to Annual Report on Form 20-F filed on April 28, 2009)

4.17	English Translation of Amended Power of Attorneys dated November 28, 2008 from the shareholders of Beijing AirMedia UC Advertising Co., Ltd. (now known as Beijing AirMedia Jiaming Advertising Co., Ltd. ) (incorporated by reference to Exhibit 4.32 to Annual Report on Form 20-F filed on April 28, 2009)

4.18	English Translation of Technology Development Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing AirMedia UC Advertising Co., Ltd. (now known as Beijing AirMedia Jiaming Advertising Co., Ltd. ) (incorporated by reference to Exhibit 10.22 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.19	English Translation of Supplementary Agreement dated November 30, 2007 to the Amended and Restated Technology Development Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing AirMedia UC Advertising Co., Ltd. (now known as Beijing AirMedia Jiaming Advertising Co., Ltd. ) (incorporated by reference to Exhibit 10.5 to Annual Report on Form 20-F filed on April 30, 2008)

4.20	English Translation of Technology Support and Service Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing AirMedia UC Advertising Co., Ltd. (now known as Beijing AirMedia Jiaming Advertising Co., Ltd. ) (incorporated by reference to Exhibit 10.23 to Registration Statement on Form F-1 (File No. 333- 146825), as amended, initially filed on October 19, 2007)

4.21	English Translation of Supplementary Agreement dated November 30, 2007 to the Amended and Restated Technology Support and Service Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing AirMedia UC Advertising Co., Ltd. (now known as Beijing AirMedia Jiaming Advertising Co., Ltd. ) (incorporated by reference to Exhibit 10.6 to Annual Report on Form 20-F filed on April 30, 2008)

4.22	English Translation of Equity Pledge Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia UC Advertising Co., Ltd. and the shareholders of Beijing AirMedia UC Advertising Co., Ltd. (now known as Beijing AirMedia Jiaming Advertising Co., Ltd. ) (incorporated by reference to Exhibit 10.24 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.23	English Translation of Supplementary Agreement dated November 28, 2008 to the Equity Pledge Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia UC Advertising Co., Ltd. and the shareholders of Beijing AirMedia UC Advertising Co., Ltd. (now known as Beijing AirMedia Jiaming Advertising Co., Ltd. ) (incorporated by reference to Exhibit 4.38 to Annual Report on Form 20-F filed on April 28, 2009)

Exhibit No.	Description

4.24	English Translation of Call Option Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia UC Advertising Co., Ltd. and the shareholders of Beijing AirMedia UC Advertising Co., Ltd. (now known as Beijing AirMedia Jiaming Advertising Co., Ltd.) (incorporated by reference to Exhibit 10.25 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.25	English Translation of Supplementary Agreement dated November 28, 2008 to the Call Option Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia UC Advertising Co., Ltd. and the shareholders of Beijing AirMedia UC Advertising Co., Ltd. (now known as Beijing AirMedia Jiaming Advertising Co., Ltd. ) (incorporated by reference to Exhibit 4.40 to Annual Report on Form 20-F filed on April 28, 2009)

4.26	English Translation of Supplementary Agreement No. 2 to Call Option Agreement dated May 27, 2010 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia UC Advertising Co., Ltd. and the shareholders of Beijing AirMedia UC Advertising Co., Ltd. (now known as Beijing AirMedia Jiaming Advertising Co., Ltd.) (incorporated by reference to Exhibit 4.45 to Annual Report on Form 20-F filed on May 28, 2010)

4.27	English Translation of Supplementary Agreement dated October 31, 2008 among AirMedia Technology (Beijing) Co., Ltd. and the shareholders of Beijing AirMedia UC Advertising Co., Ltd. (now known as Beijing AirMedia Jiaming Advertising Co., Ltd.), supplementing the original Loan Agreement dated January 1, 2007 (incorporated by reference to Exhibit 4.41 to Annual Report on Form 20-F filed on April 28, 2009)

4.28	English Translation of Supplementary Agreement No. 2 to the Equity Pledge Agreement dated May 27, 2010 among AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia UC Advertising Co., Ltd. and the shareholders of Beijing AirMedia UC Advertising Co., Ltd. (now known as Beijing AirMedia Jiaming Advertising Co., Ltd. ) (incorporated by reference to Exhibit 4.46 to Annual Report on Form 20-F filed on May 28, 2010)

4.29	English Translation of Power of Attorneys dated April 1, 2008 from each of the shareholders of Beijing Yuehang Digital Media Advertising Co., Ltd. (incorporated by reference to Exhibit 4.42 to Annual Report on Form 20-F filed on April 28, 2009)

4.30	English Translation of Technology Development Agreement dated April 1, 2008 between AirMedia Technology (Beijing) Co., Ltd. and Beijing Yuehang Digital Media Advertising Co., Ltd. (incorporated by reference to Exhibit 4.43 to Annual Report on Form 20-F filed on April 28, 2009)

4.31	English Translation of Technology Support and Service Agreement dated April 1, 2008 between AirMedia Technology (Beijing) Co., Ltd. and Beijing Yuehang Digital Media Advertising Co., Ltd. (incorporated by reference to Exhibit 4.44 to Annual Report on Form 20-F filed on April 28, 2009)

4.32	English Translation of Supplementary Agreement dated June 25, 2008 to the Technology Support and Service Agreement dated April 1, 2008 between AirMedia Technology (Beijing) Co., Ltd. and Beijing Yuehang Digital Media Advertising Co., Ltd. (incorporated by reference to Exhibit 4.45 to Annual Report on Form 20-F filed on April 28, 2009)

4.33	English Translation of Equity Pledge Agreement dated April 1, 2008 among AirMedia Technology (Beijing) Co., Ltd., Beijing Yuehang Digital Media Advertising Co., Ltd. and the shareholders of Beijing Yuehang Digital Media Advertising Co., Ltd. (incorporated by reference to Exhibit 4.46 to Annual Report on Form 20-F filed on April 28, 2009)

Exhibit No.	Description

4.34	English Translation of Call Option Agreement dated April 1, 2008 among AirMedia Technology (Beijing) Co., Ltd., Beijing Yuehang Digital Media Advertising Co., Ltd. and the shareholders of Beijing Yuehang Digital Media Advertising Co., Ltd. (incorporated by reference to Exhibit 4.47 to Annual Report on Form 20-F filed on April 28, 2009)

4.35	English summary of Investment Agreement, dated May 12, 2013, by and among Elec-Tech International Co., Ltd., Beijing AirMedia UC Advertising Co., Ltd. (now known as Beijing AirMedia Jiaming Advertising Co., Ltd. ) and Beijing Zhongshi Aoyou Advertising Co., Ltd. (incorporated by reference to Exhibit 4.50 to Annual Report on Form 20-F filed on April 25, 2014)

4.36	English summary of Cooperation Agreement for the Establishment of Advertising Company, dated May 2013, by and between Beijing Shengshi Lianhe Advertising Co., Ltd. (now known as Beijing Linghang Shengshi Advertising Co., Ltd.), and Guangzhou Daozheng Advertising Co., Ltd. (incorporated by reference to Exhibit 4.51 to Annual Report on Form 20-F filed on April 25, 2014)

4.37	English summary of Equity Swap Agreement, dated September 29, 2013, by and between Beijing N-S Digital TV Co., Ltd. and AirMedia Group Co., Ltd. (incorporated by reference to Exhibit 4.52 to Annual Report on Form 20-F filed on April 25, 2014)

4.38	Agreement and Plan of Merger, dated as of September 29, 2015, by and among the Registrant, AirMedia Holdings Ltd. and AirMedia Merger Company Limited (incorporated herein by reference to Exhibit 99.2 of our current report on Form 6-K filed with the Commission on September 30, 2015).

4.39	English translation of Equity Interest Transfer Agreement in respect of AirMedia Group Co., Ltd., dated June 15, 2015, by and among AirMedia Group Inc., AirMedia Technology (Beijing) Co., Ltd, Beijing Linghang Shengshi Advertising Co., Ltd., Man Guo and Beijing Longde Wenchuang Investment Fund Management Company. (incorporated by reference to Exhibit 4.39 to Annual Report on Form 20-F filed on May 16, 2016)

4.40	English translation of Supplement Agreement of Equity Transfer, dated November 30, 2015, by and among AirMedia Group Inc., AirMedia Technology (Beijing) Co., Ltd, Beijing Linghang Shengshi Advertising Co., Ltd., Man Guo and Beijing Longde Wenchuang Investment Fund Management Company. (incorporated by reference to Exhibit 4.40 to Annual Report on Form 20-F filed on May 16, 2016)

4.41	English translation of Exclusive Technology Consulting and Service Agreement, dated June 5, 2015, by and between AirMedia Technology (Beijing) Co., Ltd. and AirMedia Online Network Technology Co., Ltd. (incorporated by reference to Exhibit 4.41 to Annual Report on Form 20-F filed on May 16, 2016)

4.42	English translation of Technology Development Agreement, dated June 5, 2015, by and between AirMedia Technology (Beijing) Co., Ltd. and AirMedia Online Network Technology Co., Ltd. (incorporated by reference to Exhibit 4.42 to Annual Report on Form 20-F filed on May 16, 2016)

4.43	English translation of Technology Support and Service Agreement, dated June 5, 2015, by and between AirMedia Technology (Beijing) Co., Ltd. and AirMedia Online Network Technology Co., Ltd. (incorporated by reference to Exhibit 4.43 to Annual Report on Form 20-F filed on May 16, 2016)

4.44	English translation of Loan Agreements, dated June 5, 2015, by and between AirMedia Technology (Beijing) Co., Ltd. and each shareholder of AirMedia Online Network Technology Co., Ltd. (except Yi Zhang) (incorporated by reference to Exhibit 4.44 to Annual Report on Form 20-F filed on May 16, 2016)

Exhibit No.	Description

4.45	English translation of Exclusive Call Option Agreement, dated June 5, 2015, by and between AirMedia Technology (Beijing) Co., Ltd., AirMedia Online Network Technology Co., Ltd. and each shareholder of AirMedia Online Network Technology Co., Ltd. (except Yi Zhang) (incorporated by reference to Exhibit 4.45 to Annual Report on Form 20-F filed on May 16, 2016)

4.46	English translation of Power of Attorney, dated June 5, 2015, by each shareholder of AirMedia Online Network Technology Co., Ltd. (except Yi Zhang) (incorporated by reference to Exhibit 4.46 to Annual Report on Form 20-F filed on May 16, 2016)

4.47	English translation of Equity Pledge Agreements, dated June 5, 2015, by and among AirMedia Technology (Beijing) Co., Ltd., AirMedia Online Network Technology Co., Ltd. and each shareholder of AirMedia Online Network Technology Co., Ltd. (except Yi Zhang) (incorporated by reference to Exhibit 4.47 to Annual Report on Form 20-F filed on May 16, 2016)

4.48	English translation of Supplement Agreement in respect of the Related Agreement Arrangement of Beijing Linghang Shengshi Advertising Co., Ltd., dated January 21, 2016, by and among AirMedia Technology (Beijing) Co., Ltd., Man Guo and Qing Xu (incorporated by reference to Exhibit 4.48 to Annual Report on Form 20-F filed on May 16, 2016)

4.49	English translation of Supplement Agreement in respect of the Related Agreement Arrangement of Beijing AirMedia Jiaming Advertising Co., Ltd., dated January 21, 2016, by and among AirMedia Technology (Beijing) Co., Ltd., Man Guo and Qing Xu (incorporated by reference to Exhibit 4.49 to Annual Report on Form 20-F filed on May 16, 2016)

4.50	English translation of Supplement Agreement in respect of the Related Agreement Arrangement of AirMedia Online Network Technology Co., Ltd., dated March 15, 2016, by and among AirMedia Technology (Beijing) Co., Ltd., Man Guo, Qing Xu and Tao Hong (incorporated by reference to Exhibit 4.50 to Annual Report on Form 20-F filed on May 16, 2016)

4.51	English translation of Capital Contribution Agreement for the Establishment of Unicom AirNet (Beijing) Network Co. Ltd. by and among AirMedia Online Network Technology Co., Ltd., Unicom Boardband Online Co., Ltd. and Chengdu Haite Kairong Aeronautical Technology Co., Ltd. (incorporated by reference to Exhibit 4.51 to Annual Report on Form 20-F filed on June 28, 2017)

4.52	English translation of Memorandum on Subsequent Performance of AirMedia Group Co., Ltd. Equity Transfer Agreement and Supplementary Agreement, dated March 28, 2018, by and among AirMedia Group Inc., AirMedia Technology (Beijing) Co., Ltd., Beijing Linghang Shengshi Advertising Co., Ltd., Mr. Herman Man Guo, Mr. Qing Xu, Beijing Longde Wenchuang Investment Fund Management Co., Ltd., Beijing Cultural Center Construction and Development Fund (Limited Partnership) and AirMedia Group Co., Ltd. (incorporated by reference to Exhibit 99.1 to Form 6-K (File No. 001-33765) filed on March 29, 2018)

4.53	English translation of Supplementary Agreement for the Memorandum Regarding Continued Implementation of the Agreement on Equity Transfer of AirMedia Group Co., Ltd. and its Supplementary Agreement, dated August 23, 2018, by and among AirMedia Group Inc., Hangmei United Media Technology (Beijing) Co., Ltd., Beijing Hangmei Shengshi Advertising Co., Ltd., Mr. Herman Man Guo, Mr. Qing Xu, Beijing Longde Wenchuang Investment Fund Management Co., Ltd., Beijing Cultural Center Development Fund (Limited Partnership) and AirMedia Group Co., Ltd. (incorporated by reference to Exhibit 4.53 to Annual Report on Form 20-F filed on October 17, 2018)

Exhibit No.	Description

4.54	English translation of equity transfer agreement in respect of Airmedia Group Co., Ltd., dated November 5, 2018, by and among Beijing Linghang Shengshi Advertising Co.,Ltd., Guo Man, Xu Qing, and Jiangsu Hongzhou Investment Co., Ltd. (incorporated by reference to Exhibit 99.2 to Form 6-K (File No. 001-33765) filed on November 7, 2018)

4.55*	English translation of Supplementary Agreement for the Memorandum Regarding Continued Implementation of the Agreement on Equity Transfer of AirMedia Group Co., Ltd. and its Supplementary Agreement, dated November 2018, by and among AirMedia Group Inc., Hangmei United Media Technology (Beijing) Co., Ltd., Beijing Hangmei Shengshi Advertising Co., Ltd., Mr. Herman Man Guo, Mr. Qing Xu, Beijing Longde Wenchuang Investment Fund Management Co., Ltd., Beijing Cultural Center Development Fund (Limited Partnership) and AirMedia Group Co., Ltd.

8.1*	List of the Registrant’s subsidiaries

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certifications by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certifications by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Marcum Bernstein & Pinchuk LLP

15.2*	Consent of Commerce & Finance Law Offices

15.3*	Consent of Maples and Calder (Hong Kong) LLP

16.1*	Letter from Deloitte Touche Tohmatsu Certified Public Accountants LLP to the Securities and Exchange Commission

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith

**	Furnished with this annual report on Form 20-F

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 30, 2019	AIRMEDIA GROUP INC.

/s/ Herman Man Guo

Herman Man Guo
Chairman and Chief Executive Officer

AIRMEDIA GROUP INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

AirMedia Group Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of AirMedia Group Inc. (the “Company”) as of December 31, 2018 and 2017, the related consolidated statements of operations, comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2(b), the Company has a significant working capital deficiency, has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2(b). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

New York, New York
April 30, 2019

AIRMEDIA GROUP INC.

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars in thousands, except share and per share data)

	As of December 31,
	2017	2018
Assets
Current assets:
Cash and cash equivalents	$15,355	$15,536
Restricted cash	3,117	3
Accounts receivable, net	10,980	7,938
Prepaid concession fees	7,064	1,813
Other current assets, net	59,825	41,057
Amount due from related parties	2,251	18
Total current assets	98,592	66,365

Property and equipment, net	15,442	13,466
Prepaid equipment costs	290	2,364
Long-term investments	102,434	46,271
Long-term deposits	6,039	1,350
Other non-current assets	2,205	-
TOTAL ASSETS	$225,002	$129,816
Liabilities
Current liabilities:
Short-term loan	$-	$6,109
Accounts payable	48,545	39,304
Accrued expenses and other current liabilities	12,236	9,758
Deferred revenue	1,337	1,995
Consideration received from buyer	-	21,817
Payable of earnout commitment	-	22,188
Income tax payable	13,677	11,483
Total current liabilities	75,795	112,654
Non-current liabilities:
Long-term loan	-	2,763
Other non-current liabilities	398	-
Provision for earnout commitment	25,130	-
Total liabilities	101,323	115,417

AIRMEDIA GROUP INC.

CONSOLIDATED BALANCE SHEETS - CONTINUED

(I n U.S. dollars in thousands, except share and per share data)

	As of December 31,
	2017	2018

Equity

Ordinary shares ($0.001 par value; 900,000,000 shares authorized in 2017 and 2018; 127,662,057 shares and 127,697,055 shares issued as of December 31, 2017 and 2018, respectively; 125,629,779 shares and 125,664,777 shares outstanding as of December 31, 2017 and 2018, respectively)	128	128
Additional paid-in capital	286,739	284,726
Treasury stock (2,032,278 and 2,032,278 shares as of December 31, 2017 and 2018, respectively)	(2,351)	(2,351)
Accumulated deficits	(172,318)	(262,415)
Accumulated other comprehensive income	35,451	31,311
Total AirMedia Group Inc.'s shareholders' equity	147,649	51,399

Non-controlling interests	(23,970)	(37,000)
Total equity	123,679	14,399

TOTAL LIABILITIES AND EQUITY	$225,002	$129,816

The accompanying notes are an integral part of these consolidated financial statements.

AIRMEDIA GROUP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars in thousands, except share and per share data)

	For the years ended December 31,
	2016	2017	2018

Revenues	$16,597	$24,328	$24,776
Business tax and other sales tax	(84)	(569)	(230)
Net revenues	16,513	23,759	24,546
Less: Cost of revenues	49,042	58,967	32,630
Gross loss	(32,529)	(35,208)	(8,084)

Operating expenses:
Selling and marketing	12,056	12,747	7,492
General and administrative	44,401	63,507	32,612
Impairment of fixed assets, prepaid equipment cost and intangible assets	826	67,342	564
Total operating expenses	57,283	143,596	40,668

Loss from operations	(89,812)	(178,804)	(48,752)
Other income (expenses):
Interest income (expense), net	843	2,645	(106)
Loss from and impairment on long-term investments	(33)	(2,603)	(52,337)
Other income, net	4,243	214	7,926
Total other income (expense)	5,053	256	(44,517)

Loss before income tax	(84,759)	(178,548)	(93,269)
Income tax expense	4,483	633	150
Net loss	(89,242)	(179,181)	(93,419)
Less: Net loss attributable to non-controlling interests	(23,617)	(22,705)	(3,322)
Net loss attributable to AirMedia Group Inc.'s shareholders	$(65,625)	$(156,476)	$(90,097)

Net loss per ordinary share
Basic and diluted	$(0.52)	$(1.25)	$(0.72)

Net loss per ADS
Basic and diluted.	$(5.24)	$(12.46)	$(7.17)

Weighted average shares used in calculating net loss per ordinary share
Basic and diluted	125,277,056	125,629,779	125,653,175

Weighted average ADS used in calculating net loss per ADS
Basic and diluted	12,527,706	12,562,978	12,565,318

The accompanying notes are an integral part of these consolidated financial statements.

AIRMEDIA GROUP INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In U.S. dollars in thousands)

	For the years ended December 31,
	2016	2017	2018

Net loss	$(89,242)	$(179,181)	$(93,419)
Other comprehensive loss, net of tax of nil:
Foreign currency translation adjustment	(24,140)	35,716	(2,974)

Comprehensive loss	(113,382)	(143,465)	(96,393)
Less: comprehensive loss attributable to non-controlling interests	(24,537)	(22,732)	(2,156)

Comprehensive loss attributable to AirMedia Group Inc.'s shareholders	$(88,845)	$(120,733)	$(94,237)

The accompanying notes are an integral part of these consolidated financial statements.

AIRMEDIA GROUP INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In U.S. dollars in thousands, except share and per share data)

							Total
	Ordinary shares		Additional			Accumulated other	AirMedia Group Inc.'s	Non-
	Shares	Amount	paid-in capital	Treasury stock	Accumulated deficits	comprehensive income (loss)	shareholders' equity	controlling interests	Total Equity

Balance as of January 1, 2016	124,395,645	128	317,414	(3,778)	49,876	22,928	386,568	11,065	397,633
Stock option exercised	1,234,134	-	-	1,427	(93)	-	1,334	-	1,334
Share-based compensation	-	-	773	-	-	-	773	-	773
Foreign currency translation adjustment	-	-	-	-	-	(23,220)	(23,220)	(920)	(24,140)
Net loss	-	-	-	-	(65,625)	-	(65,625)	(23,617)	(89,242)
Acquisition of equity interests from non-controlling shareholders	-	-	(34,570)	-	-	-	(34,570)	3,614	(30,956)
Capital contribution from non-controlling interests	-	-	3,477	-	-	-	3,477	7,718	11,195

Balance as of December 31, 2016	125,629,779	128	287,094	(2,351)	(15,842)	(292)	268,737	(2,140)	266,597
Share-based compensation	-	-	343	-	-	-	343	-	343
Capital contribution from non-controlling interests	-	-	716	-	-	-	716	1,147	1,863
Acquisition of equity interests from non-controlling shareholders	-	-	(1,414)	-	-	-	(1,414)	-	(1,414)
Disposal of Hainan Jinhui	-	-	-	-	-	-	-	(245)	(245)
Foreign currency translation adjustment	-	-	-	-	-	35,743	35,743	(27)	35,716
Net loss	-	-	-	-	(156,476)	-	(156,476)	(22,705)	(179,181)

Balance as of December 31, 2017	125,629,779	$128	$286,739	$(2,351)	$(172,318)	$35,451	$147,649	$(23,970)	$123,679
Share issued to Ascent Investor Relations LLC	34,998	0.03	18				18		18
Share-based compensation			45				45		45
Capital withdraw from non-controlling interests	-	-	(1,131)	-	-	-	(1,131)	(9,055)	(10,186)
Subscription receivables from NCI								(1,969)	(1,969)
Foreign currency translation adjustment	-	-	-	-	-	(4,140)	(4,140)	1,166	(2,974)
Net loss	-	-	-	-	(90,097)	-	(90,097)	(3,322)	(93,419)
Acquisition of additional equity interest in a subsidiary from the non-controlling interest			(945)				(945)	150	(795)
Balance as of December 31, 2018	125,664,777	$128	$284,726	$(2,351)	$(262,415)	$31,311	$51,399	$(37,000)	$14,399

The accompanying notes are an integral part of these consolidated financial statements.

AIRMEDIA GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars in thousands)

	For the years ended December 31,
	2016	2017	2018
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(89,242)	$(179,181)	$(93,419)

Adjustments to reconcile net loss to net cash used in operating activities:
Bad debt provisions	12,697	37,255	11,912
Depreciation and amortization	12,971	12,048	1,560
Impairment of fixed assets, prepaid equipment cost and intangible assets	826	67,342	564
Share-based compensation	773	343	45
Loss and impairment on long-term investments	33	2,603	52,337
Loss on disposal of property and equipment	22	417	-
Impairment loss on inventory	-	-	657
Gain on fair value change of earn-out provision	-	-	(1,653)
Other income on concession payable waived	-	-	(12,318)
Write off of long-term deposit not refundable	-	-	359
Deferred tax valuation allowance	4,328	-	-

Changes in assets and liabilities
Accounts receivable	(3,250)	(1,874)	1,361
Prepaid concession fees	(3,043)	1,656	5,056
Other current assets	(5,369)	(821)	4,541
Long-term deposits	(1,962)	789	4,171
Other non-current assets	(781)	1,304	1,210
Amount due from related parties	1,813	(1,310)	934
Accounts payable	6,730	4,491	7,751
Accrued expenses and other current liabilities	2,030	(920)	(3,693)
Deferred revenue	517	(525)	757
Amount due to related parties	(15,023)	-	-
Income tax payable	(27,377)	(1,712)	(1,515)
Other noncurrent liabilities	(303)	(475)	(391)
Net cash used in operating activities	(103,610)	(58,570)	(19,774)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(21,558)	(7,170)	(3,616)
Consideration receivable	195,915	-	-
Net amount received upon settlement of short-term investment	3,617	-	-
Acquisition of equity interests from non-controlling shareholders	(32,838)	(1,414)	(302)
Proceeds from disposal of equity investment	3,014	1,502	22,640
Loan to third parties	(17,249)	(29,825)	-
Collection of loan to third parties	156	7,190	1,374
Purchase of long-term investment	(475)	(17,449)	-
Net cash provided by (used in) investing activities	130,582	(47,166)	20,096

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash received from short-term loan	-	-	6,339
Cash received from long-term loan	-	-	2,868
Capital contribution from non-controlling interest	9,796	874	-
Capital withdraw by non-controlling shareholder	-	-	(10,902)
Proceeds from options exercised	1,334	-	-
Net cash provided by financing activities	11,130	874	(1,695)

Effect of exchange rate changes	(7,515)	5,787	(1,560)

Net increase (decrease) in cash, cash equivalents and restricted cash	30,587	(99,075)	(2,933)
Cash, cash equivalents and restricted cash, at beginning of year	86,960	117,547	18,472
Cash, cash equivalents and restricted cash, at end of year	$117,547	$18,472	$15,539

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income tax paid	$27,712	$1,601	$1,665
Interests paid	$-	$-	$2,443
Fair value of property, equipment and other assets acquired in exchange of advertising services rendered and subsidiary's equity transferred	$541	$169	$-

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES:
Payable for purchase of property and equipment	$-	$3,569	$103
Payable of acquisition of non-controlling interests	$1,882	$-	$524
Receivable of capital contribution from non-controlling interest	$1,399	$989	$-
Payable of capital withdraw from non-controlling interest	$-	$-	$758

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows:

	As of December 31,
	2016	2017	2018
Cash and cash equivalents	$117,547	$15,355	$15,536
Restricted cash	-	3,117	3
Total cash, cash equivalents and restricted cash	$117,547	$18,472	$15,539

The accompanying notes are an integral part of these consolidated financial statements.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

The Group provides advertising time slots in the form of TV-attached digital frames, digital TV screens in airports, digital TV screens on airplanes, and media contents display in air travel. Collaborating with our partners, AirMedia serves airline travelers with interactive entertainment and a coverage of breaking news, and furnishes corporate clients with advertisements tailored to the perceptions of the travelers.

The Group started gas station media network and explored the on train and long-haul bus Wi-Fi business in 2009 and 2015, respectively. The Group obtained concession rights to develop and operate an outdoor advertising network in Sinopec gas stations throughout China to play advertisements on outdoor advertising platforms such as LED screens, billboards and light boxes at Sinopec gas stations and several concession rights from railway administration bureaus, long-haul bus operators in China to install and operate our Wi-Fi systems to provide Wi-Fi connections to passengers to improve travelers’ experience. In view of the underperformance of recent years ascribed to the wide spread of affordable 4G or 5G technology, to achieve the resources realignment for the focused development of the in-flight media and connectivity business, the Group ceased our operations of Wi-Fi service on long-haul buses and our gas station media services, and scaled down operations in providing Wi-Fi services on trains in 2018. These disposals do not represent a strategic shift on our advertising business which have no major effect on the Group’s results of operations respectively. Accordingly, assets and liabilities, revenues and expenses, and cash flows related to the disposed entities is not required to be reclassified in the accompanying consolidated financial statements as discontinued operations for all periods presented.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In U.S. dollars in thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

Introduction of the Group - continued

As of issuance date of this report, details of the Company's subsidiaries, VIEs and VIEs' subsidiaries are as follows:

	Date of		Percentage
	incorporation/	Place of	of legal
Name	acquisition	incorporation	ownership

Intermediate Holding Company:

Broad Cosmos Enterprises Ltd. (“Broad Cosmos”)	June 26, 2006	British Virgin Islands ("BVI")	100%

Air Net International Limited (Formerly AirMedia International Limited) ("Air Net International")	July 14, 2007	BVI	100%

Air Net (China) Limited (Fomerly AirMedia (China) Limited) ("AN China")	August 5, 2005	Hong Kong	100%

Subsidiaries:

Yuehang Chuangyi Technology (Beijing) Co., Ltd. (Formerly AirMedia Technology (Beijing) Co., Ltd.) ("Chuangyi Technology")	September 19, 2005	the PRC	100%

Shenzhen Yuehang Information Technology Co., Ltd. (Formerly Shenzhen AirMedia Information Technology Co., Ltd.) ("Shenzhen Yuehang")	June 6, 2006	the PRC	100%

Xi'an Shengshi Dinghong Information Technology Co., Ltd. (Formerly Xi'an AirMedia Chuangyi Technology Co., Ltd.) ("Xi'an Shengshi")	December 31, 2007	the PRC	100%

VIEs:

Beijing Linghang Shengshi Advertising Co., Ltd. (Formerly Beijing AirMedia Shengshi Advertising Co., Ltd.) ("Linghang Shengshi ")	August 7, 2005	the PRC	N/A

Wangfan Tianxia Network Technology Co., Ltd.(“Iwanfan”)	May 6, 2016	the PRC	N/A

Beijing Yuehang Digital Media Advertising Co., Ltd. ("Beijing Yuehang")	January 16, 2008	the PRC	N/A

AirMedia Online Network Technology Group Co., Ltd. (Formerly AirMedia Online Network Technology Co., Ltd.) ("AM Online")	April 30, 2015	the PRC	N/A

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In U.S. dollars in thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

Introduction of the Group - continued

	Date of		Percentage
	incorporation/	Place of	of legal
Name	acquisition	incorporation	ownership

VIEs' subsidiaries:

Beijing Airnet Pictures Co., Ltd. (Formerly Beijing AirMedia Film & TV Culture Co., Ltd.) ("Airnet Pictures")	September 13, 2007	the PRC	N/A

Beijing Zhihe Xianglong Advertising Co., Ltd. (Formerly Flying Dragon Media Advertising Co., Ltd.) ("Flying Dragon")	August 1, 2008	the PRC	N/A

Wenzhou Yuehang Advertising Co., Ltd. (Formerly Wenzhou AirMedia Advertising Co., Ltd.) ("Wenzhou Yuehang")	October 17, 2008	the PRC	N/A

Beijing Dongding Gongyi Advertising Co., Ltd. ("Dongding")	February 1, 2010	the PRC	N/A

Beijing GreatView Media Advertising Co., Ltd. (Formerly Beijing Weimei Shengjing Media Advertising Co., Ltd.) ("GreatView Media")	April 28, 2011	the PRC	N/A

Guangzhou Meizheng Online Network Technology Co., Ltd. (Formerly Guangzhou Meizheng Advertising Co., Ltd.) ("Guangzhou Meizheng")	May 17, 2013	the PRC	N/A

Beijing Yuehang Tianyi Electronic Information Technology Co., Ltd. (Formerly Beijing AirMedia Tianyi Information Technology Co., Ltd.) ("Yuehang Tianyi")	September 25, 2013	the PRC	N/A

Wangfan Linghang Mobile Network Technology Co., Ltd. (Formerly AirMedia Mobile Network Technology Co., Ltd. ("Linghang")	April 23, 2015	the PRC	N/A

Guangzhou Meizheng Information Technology Co., Ltd. ("Guangzhou Tech")	June 18, 2015	the PRC	N/A

AirMedia Henglong Mobile Network Technology Co., Ltd. ("AMHL Mobile")	April 27, 2015	the PRC	N/A

Beijing Wangfan Jiaming Pictures Co., Ltd. (Formerly Beijing AirMedia Jiaming Film & TV Culture Co., Ltd.) ("Wangfan Jiaming")	December 31, 2015	the PRC	N/A

Meizheng Network Information Technology Co., Ltd. (“Meizheng Network”)	August 8, 2016	the PRC	N/A

Beijing Wangfan Jiaming Advertising Co.,Ltd. (Formerly Beijing AirMedia Jiaming Advertising Co., Ltd.) ("Jiaming Advertising")	January 1, 2007	the PRC	N/A

Shandong Airmedia Cheweishi Network Technology Co., Ltd. (Formerly Shandong Airmedia Car Safety Technology Co.,Ltd.) (“Shangdong Cheweishi”)	July 21, 2016	the PRC	N/A

Dingsheng Ruizhi (Beiing) Investment Consulting Co., Ltd. (“Dingsheng Ruizhi”)	May 25, 2016	the PRC	N/A

Wangfan Tongda Culture Development (Beijing) Co., Ltd. (“Tongda Culture”)	May 11, 2018	the PRC	N/A

Yuehang Zhongying E-commerce Co., Ltd. (“Zhongying”)	May 17, 2018	the PRC	N/A

Beijing Airport United Culture Media Co., Ltd. (“Airport United”)	June 19, 2018	the PRC	N/A

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In U.S. dollars in thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

The VIE arrangements - continued

•	Call option agreement : Under the call option agreements between Chuangyi Technology and the shareholders of Linghang Shengshi, Beijing Yuehang and Jiaming Advertising, the shareholders of those VIEs irrevocably granted Chuangyi Technology or its designated third party an exclusive option to purchase from the VIEs' shareholders, to the extent permitted under PRC law, all the equity interests in the VIEs, as the case may be, for the minimum amount of consideration permitted by the applicable law without any other conditions. Under the call option agreements between Chuangyi Technology and the shareholders of AM Online, the shareholders of AM Online irrevocably granted Chuangyi Technology or its designated third party an exclusive option to purchase from the shareholders of AM Online, to the extent permitted under PRC law, all the equity interests in AM Online, as the case may be. To the extent the applicable PRC law does not require the valuation of the subject equity interests and does not otherwise restrict the purchase price for such equity interests, such purchase price shall equal the amount of actual payment made by the respective shareholders of AM Online with respect to the equity interests whether in the form or share capital injection or secondary purchase price. If and where the applicable PRC law requires the valuation of the subject equity interests or otherwise has restrictions on the purchase price for such equity interests, such purchase price shall equal the minimum amount of consideration permitted by the applicable law. In addition, under these agreements (except for the call option agreements between Chuangyi Technology and the shareholders of AM Online), Chuangyi Technology has undertaken to act as guarantor of VIEs in all operations-related contracts, agreements and transactions and commit to provide loans to support the business development needs of VIEs or if the VIEs suffer operating difficulties, provided that the relevant VIE's shareholders satisfy the terms and conditions in the call option agreements. Under PRC laws, to provide an effective guarantee, a guarantor needs to execute a specific written agreement with the beneficiary of the guarantee. As Chuangyi Technology has not entered into any written guarantee agreements with any third party beneficiaries to guarantee the VIEs' performance obligations to these third parties, none of these third parties can demand performance from Chuangyi Technology as a guarantor of the VIEs' performance obligations. The absence of a written guarantee agreement, however, does not affect our conclusion that the Group is the primary beneficiary of the VIEs and in turn should consolidate the financials of the VIEs. The term of each call option agreement is ten years and such terms can be renewed upon expiration at Chuangyi Technology's sole discretion.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

Through the above contractual arrangements, Chuangyi Technology has obtained 100% of shareholders' voting interest in the VIEs, has the right to receive all dividends declared and paid by the VIEs and may receive substantially all of the net income of the VIEs through the technical support and service fees as determined by Chuangyi Technology at its sole discretion. Accordingly, the Group has consolidated the VIEs because the Group believes, through the contractual arrangements, (1) Chuangyi Technology could direct the activities of the VIEs that most significantly affect its economic performance and (2) Chuangyi Technology could receive substantially all of the benefits that could be potentially significant to the VIEs. Other than the contractual arrangements described above, because the management and certain employees of Chuangyi Technology also serve in the VIEs as management or employees, certain operating costs paid by Chuangyi Technology, such as payroll costs and office rental, were re-charged to the VIEs.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

The following financial statement information for AirMedia's VIEs were included in the accompanying consolidated financial statements, presented net of intercompany eliminations, as of and for the years ended December 31:

	As of December 31,
	2017	2018

Total current assets	$73,362	$53,573
Total non-current assets	122,489	60,375

Total assets	195,851	113,948

Total current liabilities	63,302	99,895
Total non-current liabilities	25,528	2,763

Total liabilities	$88,830	$102,658

	For the years ended December 31,
	2016	2017	2018

Net revenues	$16,311	$23,759	$24,546
Net loss	(81,659)	(173,516)	(86,344)

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In U.S. dollars in thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Risks in relation to the VIE structure - continued

The VIEs contributed an aggregate of 98.8%, 100.0% and 100.0% of the consolidated net revenues for the years ended December 31, 2016, 2017 and 2018, respectively. As of December 31, 2017 and 2018, the VIEs accounted for an aggregate of 85.6% and 87.8%, respectively, of the consolidated total assets, and 85.6% and 88.9%, respectively, of the consolidated total liabilities.

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

On December 23, 2018, the State Council submitted the draft version of the Foreign Investment Law to the Standing Committee of the National People’s Congress, which was promulgated by the National People’s Congress on its official site on December 26, 2018 for public consultation until February 24, 2019. On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which On December 23, 2018, the PRC State Council submitted the draft version of the Foreign Investment Law to the Standing Committee of the National People’s Congress, which was promulgated by the National People’s Congress on its official site on December 26, 2018 for public consultation until February 24, 2019. On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which will come into effect on January 1, 2020 and replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

(b)	Going concern

The Group incurred operating losses and had negative operating cash flows and may continue to generate negative cash flows as the Group implements its business plan for 2019. There can be no assurance that the continuing efforts to execute the business plan will be successful and that the Group will be able to continue as a going concern.

The Group incurred losses from operations of $178,804 and $48,752 for the years ended December 31, 2017 and 2018. As of December 31, 2018, the Group had accumulated deficit of $262,415. The Group had negative cash flows from operating activities for the years ended December 31, 2017 and 2018, the net cash used in operating activities was $58,570 and $19,774 for the years ended December 31, 2017 and 2018. These conditions raise substantial doubt about the Group’s ability to continue as a going concern.

The Group intends to meet the cash requirements for the next 12 months from the issuance date of this report through a combination of bank loan, financing by way of private placements, friends, family and business associates and management financial support. The Group will focus on the following activities:

1. The Company plans to strengthen the air Wi-Fi business to drive its revenues and bring in cash from operation;

2. The Company is focusing on improving operation efficiency and cost reduction to standardize operations, enhance internal controls, and create synergy of the Company’s resources;

3. The Company has also acquired the financial support letter from Mr. Man Guo and Mr. Qing Xu, who have expressed the willingness and intention to provide the necessary financial support to the Company, so as to enable the Company to meet its liabilities as and when it falls due and to carry on its business without a significant curtailment of operations for the next 12 months from the issuance date of this report.

As a result, management prepared the consolidated financial statements assuming the Company will continue as a going concern. As described above, the Company has a significant working capital deficiency, has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described above. However, there is no assurance that the measures above can be achieved as planned. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

A disposal of a component of an entity or a group of components of an entity shall be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. Where an operation is classified as discontinued, a single amount is presented on the face of the consolidated statements of operations. The amount of total current assets, total non-current assets, total current liabilities and total non-current liabilities are presented separately on the consolidated balance sheets. In 2018, the group ceased gas station media business and on long-haul bus Wi-Fi business, and scaled down the on-train Wi-Fi business. As these three businesses individually or in aggregate have no major effect on the Group’s financial positions, operation and financial result, the cease of these businesses does not qualify as discontinued operations.

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(h)	Fair value of financial instruments

The Group's financial instruments include cash, accounts receivable, amount due from related parties, accounts payable and amount due to shareholders. The Group did not have any other financial assets and liabilities or nonfinancial assets and liabilities that are measured at fair value on recurring basis as of December 31, 2017 and 2018.

The Group's financial assets and liabilities measured at fair value on a non-recurring basis include equity investment and long-lived asset based on level 2 or 3 inputs.

(i)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid deposits which are unrestricted as to withdrawal or use, and which have original maturities of three months or less when purchased.

(j)	Restricted cash

Restricted cash relates to amount required by the bank as frozen accounts by Court mainly due to the litigation as disclosed in Note 23.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(k)	Property and equipment , net

Property and equipment are carried at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Digital display network equipment	5 years
Gas station display network equipment	5 years
Wi-Fi	5 years
Furniture and fixture	5years
Computer and office equipment	3-5 years
Vehicle	5 years
Software	5 years
Buildings	40 years
Leasehold improvement	Shorter of the term of the lease
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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

Cost method investments

For investments in an investee over which the Group does not have significant influence, the Group carries the investment at cost and recognizes income as any dividends declared from distribution of investee's earnings. The Group reviews the cost method investments for impairment whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable. An impairment loss is recognized in earnings equal to the difference between the investment's carrying amount and its fair value at the balance sheet date of the reporting period for which the assessment is made. All equity investments, except those accounted for under the equity method of accounting or those resulting in the consolidation of the investee, be accounted for at fair value with all fair value changes recognized in income. For equity investments that do not have readily determinable fair values the Group measures the equity investment at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the Group.

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

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(n)	Revenue recognition

On January 1, 2018, the Group adopted ASC Topic 606, “Revenue from Contracts with Customers”, applying the modified retrospective method. The adoption did not result in a material adjustment to the accumulated deficit as of January 1, 2018.

In accordance with ASC Topic 606, revenues are recognized when control of the promised goods or services is transferred to the Group’s customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services. In determining when and how much revenue is recognized from contracts with customers, the Group performs the following five-step analysis: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; (5) recognize revenue when (or as) the entity satisfies a performance obligation.

The Group’s contract with customers do not include multiple performance obligations, significant financing component and any variable consideration.

The Group is a principal as it controls the specified good or service before that good or service is transferred to a customer. The Group is primarily responsible for fulfilling the promise to provide the specified good or service, has inventory risk before the specified good or service has been transferred to a customer and has discretion in establishing the price for the specified good or service.

Generally, the Group recognizes revenue under ASC Topic 606 for each type of its performance obligation either over time (generally, the transfer of a service) or at a point in time (generally, the transfer of content) as follows:

The Group's revenues are derived from selling advertising time slots on the Group's advertising networks. For the years ended December 31, 2016, 2017 and 2018, the advertising revenues were generated from air travel media network including TV-attached digital frames in airports, digital TV screens in airports, digital TV screens on airlines, gas station media network and other media network such as on-train and on long-haul bus Wi-Fi.

Revenue by service categories

	For the years ended December 31,
	2016	2017	2018
Revenues from operations:

Air Travel Media Network	$12,178	$18,702	$22,212
Gas Station Media Network	4,009	4,093	413
Other Media	410	1,533	2,151
	$16,597	$24,328	$24,776

Air Travel Media Network: Through air travel media network, revenues were generated from digital frames in airports in the form of TV-attached digital frames, digital TV screens in airports, digital TV screens on airplanes. There are also other revenues in air travel mainly include revenues from the display of media contents in air travel. For the advertising business, the Group typically signs standard contracts with its advertising clients, who require the Group to run the advertiser's advertisements on the Group's network in airports, airlines for a period of time which is the only performance obligation for a fixed price agreed in the contracts without variable considerations. The Group recognizes advertising revenues ratably over the service period for which the advertisements are displayed, so long as collection remains probable. For the program display business, the Group typically signs standard contracts with the customer who has the copyright of movies or TV programs and requires the Group to play the program on the Group's digital TV screens on airlines for a period of time which is the only performance obligation for a fixed price agreed in the contract. The Group recognizes program display revenues ratably over the performance period for which the program is played, so long as collection remains probable.

Gas Station Media Network: Through gas station media network, the Group sells advertising time slots through digital TV screens in gas stations which is the only performance obligation included in the contracts. The Group signs fixed fee contracts with the end customers or agencies for a specified period. The revenue is recognized on a straight-line basis over the specified period. This business is ceased in 2018 and no revenue will be generated from gas station in following years.

Other Media: Through other media network such as on-train and on long-haul bus Wi-Fi, the Group provides Wechat public account promotion through Wi-Fi network and advertising and promotion articles publishing on both self-owned and third parties’ public accounts. Wechat public account is an application account applied by individual, business or enterprise on the Wechat Public Platform through which communication and interaction with specific groups of words, pictures, voice and video can be achieved. For the public account promotion business, the passengers in the trains could connect to Wi-Fi for free via the Group's Wi-Fi equipment after registered as a member to that public account as a follower in WeChat. The Group charges a fix rate per new member and collects service fee from the client who owns the public accounts. The Group typically signs standard contracts with its clients, who require the Group to promote their public accounts which is the only performance obligation defined in the contracts, and recognizes public account promotion revenue by the quantities of members over the performance period multiplied by unit price defined in the contract. For the advertising and promotion articles publishing business, the group has developed a public accounts pool which have already accumulated hundreds and thousands of registered users (there are both self-owned and third parties’ public accounts). The Group typically signs standard contracts with its clients, who require the Group to publish advertising articles on the public accounts to take advantage of the existing users and recognizes advertising revenues by numbers of articles published on public accounts and the unit price that defined in the contract which differs on the basis of user numbers of selected public accounts.

Deferred revenue

Prepayments from customers for advertising service are deferred when corresponding performance obligation is not satisfied and recognized as revenue when the advertising services are rendered. The balance of deferred revenue as of December 31, 2018 is $1,995, the majority of which is $1,139 for the unsatisfied performance obligation with two customers with contracts amount of $5,672.

Nonmonetary exchanges

The Group occasionally exchanges advertising time slots and locations with other entities for assets or services, such as equipment and other assets. The amount of assets and revenue recognized is based on the fair value of the advertising provided or the fair value of the transferred assets, whichever is more readily determinable. There were no revenue recognized for nonmonetary transactions for the years ended December 31, 2016, 2017 and 2018. No direct costs are attributable to the revenues.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(o)	Value Added Tax ("VAT")

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

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(p)	Concession fees

The Group enters concession right agreements with vendors such as airlines, railway bureaus and petroleum companies, under which the Group obtains the right to use the spaces or equipment of the vendors to display the advertisements.

Fees under concession right agreements are usually due every three, six or twelve months. Payments made are recorded as current assets and current liabilities according to the respective payment terms. Most of the concession fees with airlines and railway bureaus are fixed with escalation, which means a fixed increase over each year of the agreements. The total concession fee under the concession right agreements with airlines is charged to the consolidated statements of operations on a straight-line basis over the agreement periods, which is generally between three to five years.

The fee structure of the concession right agreement with the petroleum companies is based on the actual number of developed gas stations and associated standard annual concession fee for each developed gas station. Each gas station has its specific lease term starting from the time when it is actually put into operation. The calculation of rental payments is based on how many months the gas stations are actually put into operation during the year and the standard annual concession fee determined based on the location of the gas station. The amount of annual concession fee to-be-paid is determined by an actual incurred concession fee or a fixed minimum payment, if any, based on negotiation with the petroleum company.

In 2018, the Group ceased our long-haul buses Wi-Fi service operations and gas station media services, and scaled down operations in providing Wi-Fi services on trains. The concession fees due to the petroleum companies will be settled by providing equipment and future free service. Other prepaid concession fees made to railway bureaus are returned or to be returned in the future.

(q)	Agency fees and Advertisement Publishing Fees

The Group pays fees to advertising agencies for identifying and introducing advertisers to the Group and assisting in advertisement publishing based on a certain percentage of revenues made through the advertisement agencies upon receipt of payment from advertisers. The agency fees and advertisement publishing fees are charged to cost of revenues in the consolidated statements of operations ratably over the period in which the advertisement is displayed. Prepaid and accrued agency fees and advertisement publishing fees are recorded as current assets and current liabilities according to relative timing of payments made and advertising service provided.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(r)	Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating lease. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease periods.

(s)	Advertising costs

The Group expenses advertising costs as incurred. Total advertising expenses were $720, $1,209 and $623 for the years ended December 31, 2016, 2017 and 2018, respectively, and have been included as part of selling and marketing expenses.

(t)	Foreign currency translation

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

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(u)	Income taxes

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

The impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than not to be sustained upon audit by the relevant tax authorities. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, the Group classifies the interest and penalties, if any, as a component of the income tax expense. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. According to Hong Kong Inland Revenue Department, the statute of limitation is six years if any company chargeable with tax has not been assessed or has been assessed at less than the proper amount, the statute of limitation is extended to 10 years if the underpayment of taxes is due to fraud or willful evasion. In 2018, the Group incurred penalties of $4,324 related to underpayment or delayed payment for income tax expense of previous years. The tax penalty of $2,664 is charged for one-year delay of income tax payment of 2015 rising from the gain on transferring 75% equity of AM Advertising and the tax penalty of $1,660 is charged for the unpaid income tax expense of 2016 for the deduction of bad debt allowance from taxable income before tax without chasing up for debt and filing a special declaration of loss in asset. As of December 31, 2018, all the penalties have been paid off. For the transferring 20.32% equity of AM Advertising of which the industrial and commercial registration procedure was completed in December 2018, the Group has filed this equity transaction in the first quarter tax return filling in early 2019. For the deduction of bad allowance, the inspection method has been changed from filing a declaration to reporting the loss by taxpayer. Hence, the Group did not have any material outstanding interest or penalties associated with tax positions nor did the Group have any significant unrecognized uncertain tax positions. The Group does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months. The Group is not currently under examination by an income tax authority, nor has been notified that an examination is contemplated.

(v)	Share-based payments

Share-based payment transactions with employees are measured based on the grant date fair value of the equity instrument issued, and recognized as compensation expenses over the requisite service periods based on a straight-line method, with a corresponding impact reflected in additional paid-in capital.

Share-based payment transactions with non-employees are measured based on the fair value of the options on the measurement date as of each reporting date, with a corresponding impact reflected in additional paid-in capital.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(w)	Comprehensive loss

Comprehensive loss includes net loss and foreign currency translation adjustments and is presented net of tax. The tax effect is nil for the three years ended December 31, 2016, 2017 and 2018 in the consolidated statements of comprehensive loss.

(x)	Allowance of doubtful accounts

The Group conducts credit evaluations of clients and generally does not require collateral or other security from clients. The Group establishes an allowance for doubtful accounts based upon estimates, historical experience and other factors surrounding the credit risk of specific clients and utilizes both specific identification and a general reserve to calculate allowance for doubtful accounts. The amounts of receivables ultimately not collected by the Group have generally been consistent with expectations and the allowance established for doubtful accounts. If the frequency and amount of customer defaults change due to the clients' financial condition or general economic conditions, the allowance for uncollectible accounts may require adjustment. As a result, the Group continuously monitors outstanding receivables and adjusts allowances for accounts where collection may be in doubt.

(y)	Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and accounts receivable. The Group places their cash with financial institutions with high-credit rating and quality in China. There are two customers accounting for 10% or more of total revenue as of December 31, 2018, and there is one customer accounting for 10% of total revenue as of December 31, 2017. There is a customer accounting for 10% or more of total accounts receivables as of December 31, 2018, and there is no customer accounting for 10% or more of total accounts receivables as of December 31, 2017.

(z)	Net loss per share

Basic net loss per share are computed by dividing net loss attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. Diluted net loss reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Potential common shares in the diluted net loss per share computation are excluded in periods of losses, as their effect would be anti-dilutive.

(aa)	Government subsidies

The Group primarily receives tax refund and development supporting bonus from tax bureau and local government without any condition or restriction. The government subsidies are recorded in other income on the consolidated statements of operations in the period in which the amounts of such subsidies are received without future performance requirement. The recognized government subsidies as other income are $86, nil and $10 for the years ended December 31, 2016, 2017 and 2018, respectively.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(bb)	Recent issued accounting standards

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application of the guidance is permitted. In transition, entities are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. In July 2018, the FASB issued ASU No. 2018-10 and No. 2018-11, Leases (ASC 842). ASU 2018-10 provides narrow amendments that clarify how to apply certain aspects of the guidance in ASU 2016-02. ASU 2018-11 provides entities with an option of an additional transition method, by allowing entities to initially apply the new leases standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. It also provides lessors an option to not separate lease and non-lease components when certain criteria are met. In December 2018, the FASB issued ASU No. 2018-20, Leases (Topic 842), Narrow-Scope Improvements for Lessors, which clarifies the accounting by lessors for taxes collected from lessees, certain lessor costs either paid by lessees directly to third parties or paid by the lessor and reimbursed by the lessee, and variable payments received by lessors for contracts with lease and non-lease components. In March 2019, the FASB issued ASU 2019-01, Codification Improvements, which clarifies certain aspects of the new lease standard. The Group adopted the amendments in these ASUs on January 1, 2019 using the additional modified retrospective transition method provided by ASU No. 2018-11. The adoption did not result in a material adjustment to the Group’s accumulated deficit as of January 1, 2019. Based on the Group’s current office space lease agreements as of December 31, 2018, the remaining balances of the right-of-use asset and related lease payment liability are $2,772 and $2,766, respectively, under modified retrospective approach review.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments – Credit Losses”, which will require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. In November 2018, the FASB issued ASU No. 2018-19, “Codification Improvements to Topic 326, Financial Instruments-Credit Losses”, which among other things, clarifies that receivables arising from operating leases are not within the scope of Subtopic 326-20. Instead, impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842, Leases. For public entities, the amendments in these ASU are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The Group is currently evaluating this statement and its impact on its results of operations or financial position.

In February 2018, the FASB issued ASU 2018-02, Income Statement Reporting Comprehensive Income (Topic 220). The amendments in this Update allow a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act. Consequently, the amendments eliminate the stranded tax effects resulting from the Tax Cuts and Jobs Act and will improve the usefulness of information reported to financial statement users. However, because the amendments only relate to the reclassification of the income tax effects of the Tax Cuts and Jobs Act, the underlying guidance that requires that the effect of a change in tax laws or rates be included in income from continuing operations is not affected. The amendments in this Update also require certain disclosures about stranded tax effects. Public business entities should apply the amendments in ASU 2018-02 for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption of the amendments in this Update is permitted, including adoption in any interim period, (1) for public business entities for reporting periods for which financial statements have not yet been issued and (2) for all other entities for reporting periods for which financial statements have not yet been made available for issuance. The Group has completed the assessment of the adoption of this guidance on its consolidated financial statements, the adoption of this guidance will not have a material impact on its consolidated financial statements.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(bb)	Recent issued accounting standards - continued

In February 2018, the FASB issued guidance to address the income tax accounting treatment of the tax effects within other comprehensive income due to the enactment of the Tax Cuts and Jobs Act (the “Tax Act”). This guidance allows entities to elect to reclassify the tax effects of the change in the income tax rates from other comprehensive income to retained earnings. The guidance is effective for periods beginning after December 15, 2018 although early adoption is permitted. In March 2018, the FASB issued ASU No. 2018-05, Income Tax (Topic 740) - Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 118. This update adds SEC paragraphs pursuant to the SEC Staff Accounting Bulletin No. 118, which expresses the view of the staff regarding application of Topic 740, Income Taxes, in the reporting period that includes December 22, 2017 - the date on which the Tax Act was signed into law. The Group has completed the assessment of the adoption of this guidance on its consolidated financial statements, the adoption of this guidance will not have a material impact on its consolidated financial statements.

In June, 2018, the FASB issued ASU No. 2018-07 to provide guidance to reduce cost and complexity and to improve financial reporting for share-based payments issued to nonemployees (for example, service providers, external legal counsel, suppliers, etc.). The amendments in this ASU are effective for public companies for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. The Group has completed the assessment of the adoption of this guidance on its consolidated financial statements, the adoption of this guidance will not have a material impact on its consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement”. The amendments in this ASU eliminate, add and modify certain disclosure requirements for fair value measurements. The amendments in this ASU, among other things, require public companies to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The amendments in this ASU are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019, and entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. The Group does not expect the adoption of these amendments to have a material impact on our consolidated financial position and results of operations.

In October 2018, the FASB issued ASU No. 2018-17, Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities. ASU 2018-17 expands the accounting alternative that allows private companies the election not to apply the variable interest entity guidance to qualifying common control leasing arrangements. ASU 2018-17 broadens the scope of the private company alternative to include all common control arrangements that meet specific criteria (not just leasing arrangements). ASU 2018-17 also eliminates the requirement that entities consider indirect interests held through related parties under common control in their entirety when assessing whether a decision-making fee is a variable interest. Instead, the reporting entity will consider such indirect interests on a proportionate basis. The amendments are effective for public business entities for fiscal years ending after December 15, 2019. Early adoption is permitted. The Group is currently assessing the timing and impact of adopting the updated provisions to its consolidated financial statements.

Recently issued ASUs by the FASB, except for the ones mentioned above, and are not expected to have a significant impact on the Group’s consolidated results of operations or financial position.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In U.S. dollars in thousands, except share and per share data)

3.	SEGMENT INFORMATION AND REVENUE ANALYSIS

The Group is mainly engaged in selling advertising time slots on their network, primarily air travel advertising network, gas station media network, throughout PRC.

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

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In U.S. dollars in thousands, except share and per share data)

4.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consists of the following:

	As of December 31,
	2017	2018

Accounts receivable, gross	$15,571	$13,424
Less: Allowance for doubtful accounts	(4,591)	(5,486)
Accounts receivable, net	$10,980	$7,938

Movement of allowance for doubtful accounts is as follows:

Allowance for doubtful accounts
January 1, 2016	$1,727
Addition	2,248
Write off	-
Exchange rate adjustment	(160)
December 31, 2016	3,815
Addition	1,403
Write off	(883)
Exchange rate adjustment	256
December 31, 2017	4,591
Addition	1,184
Write off	-
Exchange rate adjustment	(289)
December 31, 2018	$5,486

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In U.S. dollars in thousands, except share and per share data)

5.	OTHER CURRENT ASSETS, NET

Other current assets, net, consist of the following:

	As of December 31,
	2017			2018
	Gross	Allowance	Net	Gross	Allowance	Net

Input VAT receivable	$20,670	$-	$20,670	$17,540	$-	$17,540
Prepaid selling and marketing fees	1,708	-	1,708	308	-	308
Short-term deposits	129	-	129	711	-	711
Prepaid income tax	273	-	273	264	-	264
Prepaid individual income tax and other employee advances	435	-	435	224	-	224
Loans to third parties (i)	41,733	(40,748)	985	38,242	(38,061)	181
Receivable from third party (ii)	4,317	(257)	4,060	4,463	(1,242)	3,221
Receivable from non-controlling interest holders	3,170	-	3,170	1,178	-	1,178
Receivable from AM Advertising and its subsidiaries (iii)	26,160	(3,734)	22,426	22,726	(8,787)	13,939
Other prepaid expenses	7,346	(2,543)	4,803	6,753	(3,988)	2,765
Others	1,166	-	1,166	726	-	726

Total	$107,107	$(47,282)	$59,825	$93,135	$(52,078)	$41,057

(i)	These third parties provide outdoor advertising services to their customers. Loans to third parties are in order to secure them to provide advertising services at prime locations to the Group. For the years ended December 31, 2017 and 2018, the Group entered into various loan agreements with third parties with aggregated amount of $41,733 and $38,242, respectively with the terms of one year. The interest rates were from 4.35% to 5% without any assets pledged for the years ended December 31, 2017 and 2018, respectively. As of December 31, 2017, the management conducted a review on the outstanding loans, and the review discovered that market conditions under which the third parties competed deteriorated unexpectedly in 2017, which imposed adverse constraints on their ability to repay the loans. As of December 31, 2017 and 2018, the bad debt allowance for loan to third parties amounted to $40,748 and $38,061, respectively.

(ii)	Receivable from third party mainly represented the concession fee deposits of Guangzhou Meizheng for the down-scaled operations in providing Wi-Fi services on trains that is expected to be refunded within one year. As of December 31, 2017 and 2018, the management conducted a review on the outstanding balance and recorded bad debt provision on other current assets for which the collectability is assessed to be remote. As of December 31, 2017 and 2018, the bad debt allowance was $257 and $1,242, respectively.

(iii)

Receivable from AM Advertising and its subsidiaries balance amounted to $26,160 and $22,726 as of December 31, 2017 and 2018, respectively. As of December 31, 2017 and 2018, $3,734 and $8,787 of bad debt allowance were made for the receivable balance, respectively. The net balance $13,939 as of December 31, 2018 represents the loan due form AM advertising to support its operations of RMB88,000 in principal balance and RMB7,840 in interests.

On March 28, 2018, August 23, 2018 and November 2018, the Group entered into a MoU of transaction of 75% equity transfer of AM Advertising in 2015 and its supplemental agreements with Longde Wenchuang and Beijing Cultural Center Construction and Development Fund (Limited Partnership), Beijing Linghang Shengshi Advertising Co., Ltd. (“Linghang Shengshi”) and Mr. Guo have agreed to pay or make available to AM Advertising on or prior to May 30, 2018 and further extended to September 30, 2018 and December 31, 2018 an aggregate of RMB304,554 which was to be discounted by the following amounts (i) the RMB152,000 profits attributable to Linghang Shengshi for the first nine months of 2015; (ii) the loan of RMB88,000 in principal balance and RMB7,840 in interests; and (iii) the payment of RMB56,714 in cash. When the MoU is settled in future, the net balance of receivable from AM Advertising and its subsidiaries will be cleared off.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In U.S. dollars in thousands, except share and per share data)

6.	PREPAID CONCESSION FEES

The Group enters concession right agreements with vendors such as airlines, railway bureaus and petroleum companies, under which the Group obtains the right to use the spaces or equipment of the vendors to display the advertisements. The balance of prepaid concession fees for the years ended December 31, 2017 and 2018 are $7,064 and $1,813, respectively. The decline of prepayment is due to amortization and the refund of the prepaid concession fee during the year ended December 31, 2018. In addition, the scale down of on-train Wi-Fi business leads to recollections and reduced prepayment made during the year and the balances expected to be collected in 2019 are reclassified to other current assets.

7.	ACQUIRED INTANGIBLE ASSETS, NET

Acquired intangible assets, net, consist of the following:

	As of December 31,
	2017				2018
	Gross			Net	Gross			Net
	carrying	Accumulated	Accumulated	carrying	carrying	Accumulated	Accumulated	carrying
	amount	amortization	impairment	amount	amount	amortization	impairment	amount

Audio-vision programming and broadcasting qualification	$213	$(37)	$(176)	$-	$218	$(38)	$(180)	$-
Customer relationships	735	(735)	-	-	751	(751)	-	-
Contract backlog	1,536	(1,536)	-	-	1,570	(1,570)	-	-
Concession agreements	10,404	(8,529)	(1,875)	-	10,632	(8,716)	(1,916)	-
Non-compete agreements	182	(172)	(10)	-	185	(175)	(10)	-

	$13,070	$(11,009)	$(2,061)	-	$13,356	$(11,250)	$(2,106)	-

The amortization expense for the years ended December 31, 2016, 2017 and 2018 were $510, $501 and nil, respectively. Due to the continuing losses and significant reduced revenue, the Group recognized an impairment loss of $1,228 for the year ended December 31, 2017, all the intangible assets are fully impaired as of December 31, 2017.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In U.S. dollars in thousands, except share and per share data)

8.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consist of the following:

	As of December 31,
	2017	2018
Digital display network equipment	$6,548	$6,183
Wi-Fi and network equipment	36,431	34,476
Gas station display network equipment	43,079	39,523
Software	9,764	9,241
Office property	11,506	10,888
Computer and office equipment	3,264	3,058
Vehicle	817	773
Leasehold improvement	2,262	2,783
Furniture and fixture	994	1,086
Total original costs	114,665	108,011
Less: impairment	(51,702)	(48,885)
Less: accumulated depreciation	(47,521)	(45,660)
Construction in progress	514	569
Less: impairment on construction in process	(514)	(569)

Total property and equipment, net	$15,442	$13,466

Depreciation expense recorded for the years ended December 31, 2016, 2017 and 2018 were $12,461, $11,547 and $1,560 respectively. Impairment loss recorded for the years ended December 31, 2016, 2017 and 2018 were $826, $49,468 and $564 respectively.

9.	PREPAID EQUIPMENT COST

For the year ended December 31, 2017, the Group recognized an impairment loss of $16,646 for the LED screens purchased from Elec-Tech International Co., Ltd. or its subsidiaries as the ordered equipment was out of dated, and the prepaid equipment cost balance of $290 mainly represented the prepayment made for the leasehold improvement. For the year ended December 31, 2018, the prepaid equipment cost balance represents prepayment for airline Wi-Fi equipment of $2,364.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In U.S. dollars in thousands, except share and per share data)

10.	LONG-TERM INVESTMENTS

(a)	Equity method investments

The Group had the following equity method investments, other-than-temporary impairment of $1,993 and $2,408 were recognized as of December 31, 2017 and 2018, respectively:

	As of December 31,
	2017		2018

Name of company	Percentage of ownership	Amount	Percentage of ownership	Amount
	%		%
Equity method investments

Beijing Eastern Media Corporation Ltd. (“BEMC “) (1)	49	$1,618	49	$1,769

Beijing Hezhong Chuangjin Investment Co., Ltd. ("Hezhong Chuangjin") (2)	15	1,993	15	1,886

Lanmeihangbiao Tiandi Internet Investment Management (Beijing) Co., Ltd. ("LMHB") (3)	40	223	40	179

Beijing Yuyue Film Culture Co., Ltd (“Yuyue Film”) (4)	25	362	25	343

Unicom AirNet (Beijing) Network Co., Ltd. ("Unicom AirNet") (5)	39	17,422	39	15,413

Less: impairment on equity method investments:
Hezhong Chuangjin (2)		(1,993)		(1,886)
LMHB (3)		-		(179)
Yuyue Film (4)		-		(343)

Equity method investments, net		$19,625		$17,182

(1)	In March 2008, the Group entered into a definitive agreement with China Eastern Media Corporation, Ltd., a subsidiary of China Eastern Group and China Eastern Airlines Corporation Limited operating the media resources of China Eastern Group, to establish a joint venture, BEMC. BEMC was incorporated on March 18, 2008 in the PRC with China Eastern Media Corporation and the Group holding 51% and 49% equity interest, respectively. BEMC obtained concession rights of certain media resources from China Eastern Group, including the digital TV screens on airplanes of China Eastern Airlines, and paid concession fees to its shareholders as consideration. The investment was accounted for using the equity method of accounting as the Group has the ability to exercise significant influence to the operation of BEMC. $198, $57 and $247 gain on investment were picked up for the years ended December 31, 2016, 2017 and 2018, respectively.

(2)	In May 2015, the Group, together with several other third party companies established Hezhong Chuangjin, which mainly focuses on internet financing. The investment was accounted for using the equity method of accounting as the Group has the ability to exercise significant influence to the operation of Hezhong Chuangjin. $59, $78 and nil loss on investment were picked up for the years ended December 31, 2016, 2017 and 2018, respectively. The operation has been ceased from December 2017, the investment has been provided full impairment of $1,993 and $1,886 as of December 31, 2017 and 2018, respectively, with foreign currency translation adjustment.

(3)

In September 2015, AM Online entered into an agreement with BlueFocus wireless Internet (Beijing) Investment Management Co., Ltd. and two individual investors to establish a joint venture, LMHB. LMHB is mainly engaged in investment management of Wi-Fi platform marketing and other mobile internet industries. The investment was accounted for using the equity method of accounting as the Group has the ability to exercise significant influence to the operation of LMHB. $175, $48 and $33 loss on investment were picked up for the years ended December 31, 2016, 2017 and 2018, respectively. The investment has been provided full impairment loss of $185 for the year ended December 31, 2018.

(4)

In June 2016, AM Film entered into an agreement with two individual investors to establish a joint venture, Yuyue Film. Yuyue Film is mainly engaged in investment management of film investment and marketing. The investment was accounted for using the equity method of accounting as the Group has the ability to exercise significant influence to the operation of Yuyue Film. Nil, $95 and nil loss on investment were pick up for the years ended December 31, 2016, 2017 and 2018, respectively. The investment has been provided full impairment loss of $355 for the year ended December 31, 2018.

(5)	On February 22, 2017, AM Online established Unicom AirNet, jointly with Unicom Broadband Online Co., Ltd. and Chengdu Haite Kairong Aeronautical Technology Co., Ltd., a wholly owned subsidiary of a listed company providing aeronautical technical services. Pursuant to a capital contribution agreement entered into by the relevant parties, AM Online invested RMB117,900 in Unicom AirNet. After this transaction, AM Online currently holds 39% of equity interests in Unicom AirNet. The investment was accounted for using the equity method of accounting as the Group has the ability to exercise significant influence to the operation of Unicom AirNet. $661 and $1,114 loss on investment was picked up for the years ended December 31, 2017 and 2018, respectively.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In U.S. dollars in thousands, except share and per share data)

10.	LONG-TERM INVESTMENTS - continued

(b)	Cost method investments

The Group had the following cost method investments, other-than-temporary impairment of nil and $49,273 was recognized as of December 31, 2017 and 2018, respectively:

	As of December 31,
	2017		2018

Name of company	Percentage of ownership	Amount	Percentage of ownership	Amount
	%		%
Zhangshangtong Air Service (Beijing) Co., Ltd. ("Zhangshangtong") (1)	20	$415	20	$392

Beijing Zhongjiao Huineng Information Technology Co., Ltd (“Zhongjiao Huineng”) (2)	13	577	13	546

AM Advertising (3)	20	81,817	20	77,424

Less: impairment on cost method investments
Zhangshangtong (1)		-		(392)
Zhongjiao Huineng (2)		-		(546)
AM Advertising (3)		-		(48,335)

Cost method investment, net		$82,809		$29,089

(1)	In June 2010, the Group acquired 20% equity interest in Zhangshangtong Air Service (Beijing) Co., Ltd. ("Zhangshangtong"), a company established in the PRC that is mainly engaged in air tickets agency services. In 2018, impairment loss of $407 has been recorded for this investment considering the carrying value is not recoverable.

(2)	In January 2016, the Group acquired 13.3% equity interest in Zhongjiao Huineng, a company established in the PRC that is mainly engaged in providing WIFI and GPS service to logistic industry. In 2018, impairment loss of $567 has been recorded for this investment considering the carrying value is not recoverable.

(3)	The investment in AM Advertising was accounted for using the cost method of accounting, as the Group does not have the ability to exercise significant influence to the operation from 2016. In December 2018, the Group transferred the 20.32% equity interests in AM Advertising but did not derecognized this long-term investment considering the existence of continuing involvement and more than trivial benefit owned by the Group. Meanwhile the Group determined the fair value of this investment in AM Advertising according to the transaction price, which became the new basis of the investment. Hence, the investment impairment loss of nil and $50,159 in AM Advertising has been recorded for the years ended December 31, 2017 and 2018, respectively.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In U.S. dollars in thousands, except share and per share data)

11.	OTHER NON-CURRENT ASSETS

Other non-current assets consist of the following:

	As of December 31,
	2017	2018

Investment in film and TV series (i)	$1,407	$1,407
Leasehold improvement fees (ii)	798	-
Less: Impairment on the investment in films and TV series	-	(1,407)
Total other non-current assets, net	$2,205	$-

(i)	The Group enters into agreements with other investors to invest together on certain films and TV series, which are produced by other third parties, and shares profit of the invested films and TV series based on its percentage of the total investment for films or TV series. The investment has been provided full impairment of $1,407 for the year ended December 31, 2018 as the investment is not expected to be recoverable.

(ii)	The balance of leasehold improvement fee was $798 as of December 31, 2017, which has been amortized into expense for the year ended December 31, 2018.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In U.S. dollars in thousands, except share and per share data)

12.	LONG-TERM DEPOSITS

Long-term deposits consist of the following:

	As of December 31,
	2017	2018

Concession fee deposits	$5,516	$920
Office rental deposits	523	430

Total long-term deposits	$6,039	$1,350

Concession fee deposits normally have terms of three to five years and are refundable at the end of the concession terms. Office rental deposits normally have terms of one to three years and are refundable at the end of the lease term. As the Group ceased the gas station media and on-bus Wi-Fi business and scaled down on-train Wi-Fi business, most of concession fee deposit has been refunded, reclassified into other current assets or impaired according to assessment of recoverability.

The long-term deposits are not within the scope of the ASC 310-10-25 regarding interests on receivables, because they are intended to provide security for the counterparty to the concession rights or office rental agreements. Therefore, the deposits are recorded at cost.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In U.S. dollars in thousands, except share and per share data)

13.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the follows:

	As of December 31,
	2017	2018

Accrued payroll and welfare	$2,249	$1,719
Other tax payable	1,314	350
Accrued staff disbursement	1,460	1,214
Deposit payable	613	247
Accrued professional fees	166	172
Other current liabilities (i)	868	2,500
Payable to AM Advertising and its subsidiaries (ii)	5,566	3,556

	$12,236	$9,758

(i)	The other current liabilities represent other payable to third parties of $1,265 and payable to capital withdraw of non-controlling shareholders of $1,235.

(ii)	The amounts due to AM Advertising and its subsidiaries mainly represent the operation borrowings payable.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In U.S. dollars in thousands, except share and per share data)

14.	INCOME TAXES

AirMedia is a tax-exempted company incorporated in the Cayman Islands.

Broad Cosmos is tax-exempted company incorporated in the British Virgin Islands.

AN China did not have any assessable profits arising in or derived from Hong Kong for the years ended December 31, 2016, 2017 and 2018, and accordingly no provision for Hong Kong Profits Tax was made in these years. According to Tax (Amendment) (No. 3) Ordinance 2018 published by Hong Kong government, form April 1, 2018, under the two-tiered profits tax rates regime, the profits tax rate for the first $2 million of assessable profits will be lowered to 8.25% (half of the rate specified in Schedule 8 to the Inland Revenue Ordinance (IRO)) for corporations and 7.5% (half of the standard rate) for unincorporated businesses (mostly partnerships and sole proprietorships). Assessable profits above $2 million will continue to be subject to the rate of 16.5% for corporations and standard rate of 15% for unincorporated businesses. AN China is qualified to elect the tax rate of 8.25% as it has no assessable profit in 2018.

The Group's subsidiaries in the PRC are all subject to PRC Enterprise Income Tax ("EIT") on the taxable income in accordance with the relevant PRC income tax laws and regulations. The EIT rate for the Group's operating in PRC was 25% with the following exceptions.

Chuangyi Technology qualified for the High and New-Tech Enterprise ("HNTE") and maintained the status that would allow for a reduced 15% tax rate under EIT Law from year 2006 to 2017. Hence, Chuangyi Technology was subject to an EIT rate of 15%, 15% and 25% in 2016, 2017, and 2018, respectively.

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

Wangfan Linghang qualified for the HNTE at the end of 2017 and entitled to an EIT rate of 15% for the years 2017, 2018 and 2019.

Beijing Yuehang Tianyi qualified for the HNTE in 2018 and entitled to an EIT rate of 15% for the years 2018, 2019 and 2020.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In U.S. dollars in thousands, except share and per share data)

14.	INCOME TAXES - continued

Income tax expenses are as follows:

	For the years ended December 31,
	2016	2017	2018

Income tax expenses:
Current	$50	$633	$150
Deferred	4,433	-
	$4,483	$663	$150

The principal components of the Group's deferred income tax assets and liabilities are as follows:

	As of December 31,
	2017	2018
Deferred tax assets:
Allowance for doubtful accounts	$12,270	$14,173
Amortization of intangible assets	1,163	232
Net operating loss carry forwards	51,769	69,835
Excess marketing and advertising expense (15%)	-	12
Share transfer gain according to Tax Law	-	(1,934)
Unrealized exchange gains	-	(378)
Total deferred tax assets	65,202	81,940

Valuation allowance	(65,202)	(81,940)

Total deferred tax assets, net	$-	$-

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In U.S. dollars in thousands, except share and per share data)

14.	INCOME TAXES - continued

The valuation allowance provided as of December 31, 2016, 2017 and 2018 relates to the deferred tax assets generated by the Group’s VIEs. The Group periodically evaluates the likelihood of the realization of deferred tax assets, and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes that either it is more likely than not that the deferred tax assets for these entities will not be realized as it does not expect to generate sufficient taxable income in future, or the amount involved is not significant. The Group's subsidiaries in the PRC had total net operating loss carry forwards approximately of $302,480 as of December 31, 2018. The net operating loss carry forwards for the PRC subsidiaries will expire on various dates through year 2023.

Reconciliation between the provision for income taxes computed by applying the PRC EIT rate of 25% to income before income taxes and the actual provision of income taxes is as follows:

	For the years ended December 31,
	2016	2017	2018

Net loss before provision for income taxes	$(84,759)	$(178,548)	$(93,269)
PRC statutory tax rate	25%	25%	25%
Income tax at statutory tax rate	(21,190)	(44,637)	(23,317)

Expenses not deductible for tax purpose
Entertainment expenses exceeded the tax limit	158	91	132
Tax effect of impairment loss on property and equipment and intangible assets	-	12,539	302
Tax effect of other permanent differences	1,688	2,482	4,900
Changes in valuation allowance	22,200	28,815	16,738
Effect of preferential tax rates granted to PRC entities	642	670	689
Effect of income tax rate difference in other jurisdictions	984	673	706

Income tax expenses	$4,482	$633	$150

Effective tax rates	(5.3)%	(0.4)%	(0.2)%

A valuation allowance was provided against deferred tax assets in entities where it was determined, it was more likely than not that the benefits of the deferred tax assets will not be realized. The Group had deferred tax assets which consisted of tax loss carry-forwards, accruals and reserves which can be carried forward to offset future taxable income. Management determined it is more likely that deferred tax assets could not be utilized, so a valuation allowance was provided as of December 31, 2017 and 2018. The net valuation allowance increased by $22,200, $28,815 and $16,738 during the years ended December 31, 2016, 2017 and 2018, respectively.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In U.S. dollars in thousands, except share and per share data)

14.	INCOME TAXES - continued

The Group incurred penalties of nil, nil and $4,324 related to underpayment or delayed payment for income tax expense for the years ended December 31, 2016, 2017 and 2018. The tax penalty of $2,664 is charged for one-year delay of income tax payment of 2015 rising from the gain on transferring 75% equity of AM Advertising and the tax penalty of $1,660 is charged for the unpaid income tax expense of 2016 for the deduction of bad debt allowance from taxable income before tax without chasing up for debt and filing a special declaration of loss in asset. As of December 31, 2018, all the penalties have been paid off. For the transferring 20.32% equity of AM Advertising of which the industrial and commercial registration procedure was completed in December 2018, the Group has filed this equity transaction in the first quarter tax return filling in early 2019. For the deduction of bad allowance, the inspection method has been changed from filing a declaration to reporting the loss by taxpayer. Hence, the Group did not identify significant unrecognized tax benefits for the years ended December 31, 2016, 2017 and 2018.

Since the commencement of operations in August 2005, only Chuangyi Technology and Shenzhen Yuehang have been subjected to a tax examination by the relevant PRC tax authorities. The Group's subsidiaries, VIEs and VIEs' subsidiaries remain subject to tax examinations at the tax authority's discretion. The Group is not currently under examination by any income taxing authority, nor has it been notified of an impending examination.

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

However, the Company's subsidiaries located in the PRC were in a loss position and had accumulated deficit as of December 2018, and the tax basis for the investment was greater than the carrying value of this investment. A deferred tax asset should be recognized for this temporary difference only if it is apparent that the temporary difference will reverse in the foreseeable future. Absent of evidence of a reversal in the foreseeable future, no deferred tax asset for such temporary difference was recorded. The Company did not record any tax on any of the undistributed earnings because the relevant subsidiaries do not intend to declare dividends and the Company intends to permanently reinvest it within the PRC. Additionally, deferred tax liability was recorded for taxable temporary differences attributable to the undistributed earnings of VIEs because the Company believes the undistributed earnings can be distributed in a manner that would be subject to income tax.

Aggregate undistributed earnings of the Company's subsidiaries located in the PRC that are available for distribution to the Company are considered to be indefinitely reinvested and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. The Chinese tax authorities have also clarified that distributions made out of pre-January 1, 2008 retained earnings will not be subject to the withholding tax.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In U.S. dollars in thousands, except share and per share data)

15.	NET LOSS PER SHARE

The calculation of the net loss per share is as follows:

	For the years ended December 31,
	2016	2017	2018

Numerator:
Net loss attributable to AirMedia Group Inc.'s ordinary shareholders	$(65,625)	$(156,476)	$(90,070)

Denominator:
Weighted average ordinary shares outstanding used in computing net loss per ordinary share
Basic and diluted	125,277,056	125,629,779	125,653,175
Weighted average shares used in calculating loss per ADS
Basic and diluted	12,527,706	12,562,978	12,565,318

Net loss per ordinary share
Basic and diluted	$(0.52)	$(1.25)	$(0.72)

Net loss per ADS (i)
Basic and diluted	$(5.24)	$(12.46)	$(7.17)

(i)

On March 29, 2019, Airmedia Group Inc., JPMorgan Chase Bank, as depositary, and all holders from time to time of American Depositary Shares entered into Amended and Restated Deposit Agreement to combine original 5 ADSs to 1 ADSs. After the agreement is executed, 1 ADS amounted to $0.01 par value represents 10 ordinary shares amounted to 0.001 per share par value. The Group presents net loss attributable to AirMedia Group Inc.'s ordinary shareholders per ADS by retrospectively adjusting to all periods presented.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In U.S. dollars in thousands, except share and per share data)

16.	SHARE BASED PAYMENTS - continued

The following summary of stock option activities under the 2007, 2011 and 2012 Share incentive plans as of December 31, 2018, reflective of all modifications is presented below:

	Outstanding Options
		Weighted average exercise	Weighted average	Weighted average remaining	Aggregate
	Number of	price	grant-date	contractual	intrinsic
	options	per option	fair value	terms	value

Outstanding as of January 1, 2018	5,868,528	$1.15	$1.05	0.75	$-
Exercised	-	-	-	-	-
Forfeited or expired	(2,500)	-	-	-	-

Outstanding as of December 31, 2018	5,857,755	$1.15	$1.05	-	$-
Options vested and expected to vest as of December 31, 2018	5,857,755	1.15	1.05	-	-

Options exercisable as of December 31, 2018	5,857,755	$1.15	$1.05	-	$-

The total intrinsic value of options exercised during the years ended December 31, 2016, 2017 and 2018 were $1,928, nil and nil respectively. The Group recorded share-based compensation of $773, $343 and $45 for the years ended December 31, 2016, 2017 and 2018, respectively. There was $45 and nil of total unrecognized compensation expense related to unvested share options granted as of December 31, 2017 and 2018, respectively. The expense is expected to be recognized over a weighted-average period 0.75 and 0 years on a straight-line basis as of December 31, 2017 and 2018, respectively.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In U.S. dollars in thousands, except share and per share data)

17.	FAIR VALUE MEASUREMENT

Measured on recurring basis

The Group measured its financial assets and liabilities, including cash and cash equivalents, accounts receivable, amounts due from related parties, prepaid equipment costs, accounts payable and amounts to from related parties on a recurring basis as of December 31, 2017 and 2018.

Cash and cash equivalents and restricted cash are classified within Level 1 of the fair value hierarchy because they are valued based on the quoted market price in an active market. The carrying amounts of accounts receivable, amounts due from related parties, prepaid equipment cost and accounts payable approximate their fair values due to their short-term maturity.

Measured on non-recurring basis

The Group measured intangible assets and property and equipment at fair value on a nonrecurring basis. The fair value was determined using models with significant unobservable inputs (Level 3 inputs). This was based on a number of key assumptions, including, but not limited to, undiscounted future cash flows and the annual net revenue projections based on the projected levels of advertising activities during the forecast periods, all of which were classified as Level 3 in the fair value hierarchy. As a result, the Group recorded $826, $67,342 and $564 impairment charged for the years ended December 31, 2016, 2017 and 2018, respectively.

The Group measured its long-term investment in AM Advertising at fair value on a nonrecurring basis as result of the disposal transaction. The fair value was determined using the market approach (AM Advertising’s recent capital transaction announced to the public) with unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities (Level 2 inputs). The impairment recorded was nil, nil and $48,335 as of December 31, 2016, 2017 and 2018, respectively.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

Up to December 31, 2018, the Company had repurchased an aggregate of 1,306,486 ADSs from the open market for a total consideration of $17,400, of which 438,137 ADSs had been cancelled and 868,349 ADSs were recorded as treasury stock. As of December 31, 2017 and 2018, accumulated 665,121 and 665,121 ADS of treasury stock have been reissued. On April 11, 2019, upon the execution of Amended and Restated Deposit Agreement which was agreed by Airmedia Group Inc. and JPMorgan Chase Bank, as depositary, 5 original ADSs is combined to 1 new ADS. The Group presents the number of ADSs by retrospectively adjusting to all periods presented. There were no repurchase or cancel of ADSs during the year ended December 31, 2018

19.	MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees' income. The total contribution for such employee benefits were $4,029, $3,256 and $3,434 for the years ended December 31, 2016, 2017 and 2018, respectively.

20.	STATUTORY RESERVES

As stipulated by the relevant law and regulations in the PRC, the Group's subsidiaries, VIEs and VIEs' subsidiaries in the PRC are required to maintain non-distributable statutory surplus reserve. Appropriations to the statutory surplus reserve are required to be made at not less than 10% of profit after taxes as reported in the subsidiaries' statutory financial statements prepared under the PRC GAAP. Once appropriated, these amounts are not available for future distribution to owners or shareholders. Once the general reserve is accumulated to 50% of the subsidiaries' registered capital, the subsidiaries can choose not to provide more reserves. The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production and increase in registered capital of the subsidiaries. The Group allocated no statutory reserves during the years ended December 31, 2016, 2017 and 2018. The statutory reserves cannot be transferred to the Company in the form of loans or advances and are not distributable as cash dividends except in the event of liquidation.

 AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In U.S. dollars in thousands, except share and per share data)

21.	RESTRICTED NET ASSETS

Relevant PRC laws and regulations restrict the WFOEs, VIEs and VIEs' subsidiaries from transferring a portion of their net assets, equivalent to the balance of their paid-in-capital, additional paid-in-capital and statutory reserves to the Group in the form of loans, advances or cash dividends. Relevant PRC statutory laws and regulations restrict the payments of dividends by the Group's PRC subsidiaries and VIEs and VIEs' subsidiaries from their respective retained earnings, if any, as determined in accordance with PRC accounting standards and regulations.

As of December 31, 2017, the balance of restricted net assets was $376,835, of which $159,565 was attributed to the paid-in-capital, additional paid-in-capital and statutory reserves of the VIEs and VIEs' subsidiaries, and $217,270 was attributed to the paid in capital, additional paid-in-capital and statutory reserves of WFOE. As of December 31, 2018, the balance of restricted net assets was $351,978, of which $146,375 was attributed to the paid-in-capital, additional paid-in-capital and statutory reserves of the VIEs and VIEs' subsidiaries, and $205,603 was attributed to the paid in capital, additional paid-in-capital and statutory reserves of WFOE. Under applicable PRC laws, loans from PRC companies to their offshore affiliated entities require governmental approval, and advances by PRC companies to their offshore affiliated entities must be supported by bona fide business transactions.

22.	COMMITMENTS

(a)	Operating leases

The Group has entered into operating lease agreements principally for its office spaces in the PRC. These leases expire through 2021 and are renewable upon negotiation. Rental expenses under operating leases for the years ended December 31, 2016, 2017 and 2018 were $1,988, $2,854 and $2,076 respectively.

Future minimum rental lease payments under non-cancellable operating leases agreements were as follows:

Year ended December 31,

2019	$1,085
2020	854
2021	400
2022	-

$2,339

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In U.S. dollars in thousands, except share and per share data)

(b)	Concession fees

The Group has entered into concession right agreements with vendors, such airlines, trains and petroleum companies. The contract terms of such concession rights are usually three to five years. The concession rights expire through 2022 and are renewable upon negotiation. Concession fees charged into statements of operations for the years ended December 31, 2016, 2017 and 2018 were $23,470, $28,559 and $20,976 respectively.

Future minimum concession fee payments under non-cancellable concession right agreements were as follows:

Year ended December 31,

2019	$13,227
2020	11,436
2021	283
2022	-

$24,946

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

There is no assurance that CRION will be able to obtain or maintain the requisite approval or the Group will be able to renew the contract with CRION when they expire. If the requisite approval is not obtained, the Group will be required to eliminate non-advertising content from the programs included in the Group's digital frames and digital TV screens and advertisers may find the Group's network less attractive and be unwilling to purchase advertising time slots on the Group's network. As of December 31, 2018, the Group did not record a provision for this matter as management believes the possibility of adverse outcome of the matter is remote and any liability it may incur would not have a material adverse effect on its consolidated financial statements. However, it is not possible for the Group to predict the ultimate outcome and the possible range of the potential impact of failure to obtain such disclosed registrations and approvals primarily due to the lack of relevant data and information in the market in this industry in the past.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In U.S. dollars in thousands, except share and per share data)

23.	CONTINGENT LIABILITIES - continued

(b)	AM Advertising Dispute

Linghang Shengshi had served a legal letter, dated June 29, 2016 (the “Legal Letter”), on Longde Wenchuang to challenge the proposed transfers by Longde Wenchuang of their equity interests in AM Advertising to Shanghai Golden Bridge InfoTech Co., Ltd. (stock code: 603918), a PRC company with its shares listed on the Shanghai Stock Exchange (“Golden Bridge”). As of the date of the Legal Letter, Linghang Shengshi held 24.84% of the equity interests in AM Advertising. Longde Wenchuang and Culture Center held 28.57% and 46.43%, respectively, of the equity interests in AM Advertising. On June 14, 2016, Longde Wenchuang entered into an equity interest transfer agreement with Golden Bridge to transfer 75% equity interests in AM Advertising to Golden Bridge in consideration for shares in Golden Bridge (the “Transfer”). Neither of Longde Wenchuang sought consent from Linghang Shengshi with respect to the Transfer in accordance with the provisions of the Company Law of the People’s Republic of China (the “Company Law”). In the Legal Letter, Linghang Shengshi challenges the validity of the Transfer on the ground that it violated the statutory right of first refusal of Linghang Shengshi under the Company Law. Subsequent to the Group’s legal letter, Golden Bridge ceased acquisition of 75% equity interest of AM Advertising from Longde Wenchuang and Culture Center. Longde Wenchuang and Culture Center further dismissed the Group’s representative from Co-CEO position of AM Advertising.

On September 2, 2016, the Group received notice (the “September 2, 2016 Notice”) from the China International Economic and Trade Arbitration Commission (the “CIETAC”) that the Company, Chuangyi Technology, Linghang Shengshi and Mr. Herman Man Guo (collectively, the “Respondents”) were named as respondents by the Culture Center in an arbitration proceeding submitted by the Culture Center to the CIETAC in connection with the sale by the Group of 75% equity interests in AM Advertising to Culture Center and Longde Wenchuang in June 2015. Culture Center seeks specific performance by the Respondents of certain obligations under the transaction documents, which include, among other things, (i) the pledge by Linghang Shengshi and Mr. Guo of their respective equity interests in AM Advertising to Culture Center as security for their obligations under the transaction documents, (ii) the use of best efforts by the Respondents to cooperate with the Culture Center and Longde Wenchuang to procure the listing of AM Advertising in China and (iii) the performance by the Group and Mr. Guo of their respective non-compete obligations to refrain from holding, operating, or otherwise participating in any business that is the same or substantially the same as that of AM Advertising. The Group believes the arbitration request is without merit and intends to defend the actions vigorously. However, no assurances can be provided that the Group will prevail in this arbitration proceeding. In response to the September 2, 2016 Notice, the Group filed a notice against Culture Center to CIETAC for their breach of contract.

As a result of the above disputes, the Group is no longer able to exercise significant influence in operating and strategic decision of AM Advertising and cannot access to AM Advertising’s financial information. Accordingly, the Group accounted its investment in AM Advertising using cost method (see Note 10) as of December 31, 2016, 2017 and 2018. AM Advertising and its subsidiaries are no longer related parties to the Group. As of December 31, 2016, the Group treated the provision for earnout commitment of $23,549 as contingent liability and did not record any additional provision for this matter as management believes the possibility of adverse outcome of the matter is remote and any liability it may incur would not have a material adverse effect on its consolidated financial statements. On March 28, 2018, August 23, 2018 and November 2018, a MoU and its supplemental agreements respectively, with, among others, Longde Wenchuang and Beijing Cultural Center Construction and Development Fund (Limited Partnership), under which, among other things, Linghang Shengshi and Mr. Guo have agreed to pay or make available to AM Advertising on or prior to May 30, 2018 and further extended to September 30, 2018 and December 31, 2018 an aggregate of RMB304,554 which was to be discounted by the following amounts (i) the RMB152,000 profits attributable to Linghang Shengshi, Mr. Guo and Mr. Xu for the first nine months of 2015, based on a third-party pro forma audit report on AM Advertising; (ii) the loan of RMB88,000 in principal balance and RMB7,840 in interests; and (iii) the payment of RMB56,714 in cash after the sale of the 20.32% equity interests in AM Advertising, which consisted of 20.18% equity interests hold by the Group and 0.14% equity interests hold by Mr. Man Guo and Mr. Qing Xu on behalf of the Group, and following the completion of the foregoing arrangements, our obligations with respect to the profit target for 2015, the earnout provision for the first nine months of 2015 and the loans between AM Advertising and Linghang Shengshi shall be deem completed. According to the aforesaid MoU, after Linghang Shengshi, Mr. Guo and Mr. Xu transfer all the equity interest of AM Advertising, they will cease to be shareholders of AM Advertising and will not be able to continuously assume the obligations in connection with the profit commitment and earn out provision as a matter of fact.

As of December 31, 2018, the sale of the 20.32% equity interests in AM Advertising has been completed, while the cash payment of RMB56,714 to Longde Wenchuang and Beijing Cultural Center Construction and Development Fund (Limited Partnership) has not been paid yet by the Group. Upon the effectiveness of MoU, the Group wrote off the contingency of provision for earnout provision, and recorded an actual payable of earnout provision in the amount of RMB152,554, after the deduction loan of RMB88,000 in principal balance and RMB7,840 in interests.

(c)	GreatView Media Dispute

On September 29, 2018, SINOPEC Shanghai Oil Products Company (the “SINOPEC Shanghai”) brought before the district court of Huangpu, Shanghai a legal action against GreatView Media and AM Advertising. As plaintiff, SINOPEC Shanghai plead to the court a) to dissolve the advertising service agreement and supplementary agreement signed between SINOPEC Shanghai and GreatView Media; b) to support its claim to an overdue concession fee of RMB 24,351 over the period starting from September 2009 to February 2018, which may be subject to change, payable by GreatView Media; c) to support its claim to an overdue electricity bill of RMB 2,947 over the period starting from September 2009 to February 2018, which may be subject to change, payable by GreatView Media; d) to support its claim holding AM Advertising liable to both the overdue concession fee and electricity bill; and e) to support its claim that the legal fees shall be borne by the defendants. As of December 31, 2018, The Group did not record a provision for this matter as the management believes the possibility of adverse outcome of the matter is remote and the liability it may incur would not have a material adverse effect on its consolidated financial statements. In February 2019, RMB 27,298 has been paid to the court by Linghang Shengshi on behalf of GreatView Media as security of this matter, which will be returned to the Group after the case closes if the Group wins the case. As of the date of this annual report, the Group is not able to predict the ultimate outcome and the possible range of the potential impact of failure primarily due to the legal action has just proceeded with the first court appearance and an exchange of evidence between the plaintiff and the defendants.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In U.S. dollars in thousands, except share and per share data)

24.	RELATED PARTY TRANSACTIONS

(a)	Details of outstanding balances with the Group's related parties as of December 31, 2017 and 2018 were as follows:

Amount due from related parties:

		As of December 31,
Name of related parties	Relationship	2017	2018

Mambo Fiesta Limited. (1)	Entity controlled by Mr. Xu Qing	$-	$16
Shanghai Qingxuan Co.,Ltd. (1)	Entity controlled by Mr. Guo	-	1
Global Earning Pacific Ltd. (1)	Shareholder of the Company	5	1
Mr. Qing Xu (2)	Shareholder of the Company	968	-
Mrs. Guo Rong (1)	Vice president of the Company	14	-
Mrs. Li Hong (1)	Vice president of the Company	5	-
Wealthy Environment Limited. (1)	Shareholder of the Company	54	-
AirMedia Holding Ltd. (1)	Entity controlled by Mr. Guo	540	-
AirMedia Merger Company Ltd. (1)	Entity controlled by Mr. Guo	665	-

		$2,251	$18

(1)	The amounts represent interest free advances to the related parties in a short-term basis for operation purpose.

(2)	The amounts due from Mr. Qing Xu represents interest free advances to the related party for personal purpose, which violated Sarbanes-Oxley Act section 402 due to the lack of internal control in term of related party borrowings, however, all the balance has been collected in May 2018, there was no gain or loss upon settlement.

(b)	Details of transactions with the Group's related parties for the years ended December 31, 2017 and 2018 were as follows:

	For the year ended December 31,
Transactions	2017	2018

Sales to Unicome AirNet.	$-	$78
Purchase from Beijing Eastern Airlines Media Co.,Ltd.	$-	$157

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In U.S. dollars in thousands, except share and per share data)

25.	SUBSEQUENT EVENTS

On April 2, 2018, the Group sent a notification to Sinopec Sales Co., Ltd. ("Sinopec”) to terminate the cooperation on gas station media business in advance as the Group decided to terminate the gas station advertising business, in which Sinopec confirmed the termination for concession right since April 1, 2018.

On March 22, 2019, two parties signed the settlement agreement and agreed that 1) the Group use all the gas station media network equipment to deduct the payables due to Sinopec except Shanghai and Henan branch. The Group's payable to Sinopec is RMB 41,450 (including RMB 35,232 for rental, RMB 4,435 for utilities, and RMB 1,783 for interest penalty) in total and the evaluated fair value of the gas station media network equipment is RMB 27,606; 2) the Group shall settle remaining RMB 13,844 by providing free advertising services to Sinopec in the future as settlement.

On March 29, 2019, Airmedia Group Inc. and JPMorgan Chase Bank, as depositary, and all holders from time to time of American Depositary Shares entered into Amended and Restated Deposit Agreement to combine 5 original ADSs to 1 new ADS which is effective on April 11, 2019. After the agreement is executed, 1 ADS amounted to $0.01 par value represents 10 ordinary shares amounted to 0.001 par value per share.

The Group announced on March 28, 2018 and further updated on September 28, 2018 that Mr. Herman Man Guo intended to purchase AirMedia’s ordinary shares in the form of ADSs with an aggregate value of up to $5,000 As of the date of this annual report, Mr. Herman Man Guo acquired, an aggregate of 344,984 ADSs, representing 3,449,844 ordinary shares of the Company.

AIRMEDIA GROUP INC.

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS

(In U.S. dollars in thousands, except share and per share data)

	As of December 31,
	2017	2018
Assets
Current assets
Cash and cash equivalents	$89	$5
Amount due from subsidiaries	145,850	51,226
Other current assets	1,919	1,895

Total current assets	147,858	53,126

TOTAL ASSETS	$147,858	$53,126

Liabilities
Current liabilities
Accrued expenses and other current liabilities	$209	$1,727

Total liabilities	209	1,727

Equity
Ordinary Shares ($0.001 par value; 900,000,000 shares authorized in 2017 and 2018; 127,662,057 shares and 127,697,055 shares issued as of December 31, 2017 and 2018; 125,629,779 shares and 125,664,777 shares outstanding as of December 31, 2017 and 2018, respectively)	128	128
Additional paid-in capital	286,739	284,726
Treasury stock (2,032,278 and 2,032,278 shares as of December 31, 2017 and 2018, respectively)	(2,351)	(2,351)
Accumulated deficits	(172,318)	(262,415)
Accumulated other comprehensive income	35,451	31,311

Total equity	147,649	51,399

TOTAL LIABILITIES AND EQUITY	$147,858	$53,126

AIRMEDIA GROUP INC.

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF OPERATIONS

(In U.S. dollars in thousands)

	For the years ended December 31,
	2016	2017	2018
Operating expenses
Selling and marketing	$(8)	$-	$-
General and administrative	(2,356)	(468)	(1,786)

Total operating expenses	(2,364)	(468)	(1,786)
Other income (loss), net	548	(5)	468
Investment loss in subsidiaries	(63,809)	(156,003)	(88,779)

Net loss attributable to holders of ordinary shares	$(65,625)	$(156,476)	$(90,097)

AIRMEDIA GROUP INC.

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF COMPREHENSIVE LOSS

(In U.S. dollars in thousands)

	For the years ended December 31,
	2016	2017	2018

Net loss	$(65,625)	$(156,476)	$(90,097)
Other comprehensive loss, net of tax:
Change in cumulative foreign currency translation adjustment	(23,220)	35,743	(4,140)

Comprehensive loss attributable to Parent Company	$(88,845)	$(120,733)	$(94,237)

AIRMEDIA GROUP INC.

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CHANGES IN EQUITY

(In U.S. dollars in thousands, except share and per share data)

	Ordinary shares		Additional		(Accumulated deficits)	Accumulated other
	Shares	Amount	paid-in capital	Treasury stock	retained earnings	comprehensive Income (loss)	Total equity

Balance as of January 1, 2016	124,395,645	$128	317,414	(3,778)	49,876	22,928	386,568

Stock option exercised	1,234,134	-	-	1,427	(93)	-	1,334
Share-based compensation	-	-	773	-	-	-	773
Foreign currency translation adjustment	-	-	-	-	-	(23,220)	(23,220)
Net (loss)	-	-	-	-	(65,625)	-	(65,625)
Acquisition of equity interests from non-controlling shareholders	-	-	(34,570)	-	-	-	(34,570)
Capital contribution from non-controlling interests	-	-	3,477	-	-	-	3,477
Balance as of December 31, 2016	125,629,779	$128	$287,094	$(2,351)	$(15,842)	$(292)	$268,737

Share-based compensation	-	-	343	-	-	-	343
Foreign currency translation adjustment	-	-	-	-	-	35,743	35,743
Net loss	-	-	-	-	(156,476)	-	(156,476)
Acquisition of equity interests from non-controlling interests	-	-	(1,414)	-	-	-	(1,414)
Capital contribution from non-controlling interests	-	-	716	-	-	-	716
Balance as of December 31, 2017	125,629,779	$128	$286,739	$(2,351)	$(172,318)	$35,451	$147,649

Share issued to Ascent Investor Relations LLC	34,998	0.03	18				18
Share-based compensation			45				45
Foreign currency translation adjustment	-	-	-	-	-	(4,140)	(4,140)
Net loss	-	-	-	-	(90,097)	-	(90,097)
Capital withdraw from non-controlling			(1,131)				(1,131)
Acquisition of additional equity interest in the Flying Dragon from non-controlling interest			(945)				(945)
Balance as of December 31, 2018	125,664,777	$128	$284,726	$(2,351)	$(262,415)	$31,311	$51,399

AIRMEDIA GROUP INC.

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CASH FLOWS

(In U.S. dollars in thousands)

	For the years ended December 31,
	2016	2017	2018
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(65,625)	$(156,476)	$(90,097)
Investment loss in subsidiaries	63,809	156,003	88,779
Share-based compensation	773	343	45

CHANGES IN WORKING CAPITAL ACCOUNTS
Other current assets	(2,456)	1,907	24
Accrued expenses and other current liabilities	(47)	3	1,518
Amount due from subsidiaries	2,019	(1,830)	(353)

Net cash used in operating activities	(1,527)	(50)	(84)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercises of stock options	1,334	-	-

Net cash provided by financing activities	1,334	-	-

Net decrease in cash	(193)	(50)	(84)
Cash, at beginning of year	332	139	89

Cash, at end of year	$139	$89	$5

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

