Form 20-F
period 2019-12-31
AIRNET TECHNOLOGY INC.
filed 2020-09-14
CIK 1413745

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _____________

For the transition period from _______ to _______

Commission file number: 001-33765

AIRNET TECHNOLOGY INC.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

15/F, Sky Plaza
No. 46 Dongzhimenwai Street
Dongcheng District, Beijing 100027
The People’s Republic of China

(Address of principal executive offices)

Xin Li
Chief Financial Officer
AirNet Technology Inc.
15/F, Sky Plaza
No. 46 Dongzhimenwai Street
Dongcheng District, Beijing 10027
The People’s Republic of China
Phone:+86 10 8460 8818
Email: lixin@ihangmei.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American Depositary Shares, each representing ten ordinary shares, par value US$0.001 per share	ANTE	The Nasdaq Stock Market LLC (The Nasdaq Capital Market)
Ordinary shares, par value US$0.001 per share*		The Nasdaq Stock Market LLC (The Nasdaq Capital Market)

*            Not for trading, but only in connection with the listing on the Nasdaq Capital Market of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2019, 125,664,777 ordinary shares, par value US$0.001 per share, were outstanding.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

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

AIRNET TECHNOLOGY INC.

-i-

INTRODUCTION

Except as otherwise indicated by the context, in this annual report:

•	“ADSs” refers to our American depositary shares, each of which represents ten ordinary shares;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Hong Kong, Macau and Taiwan;

•	“ordinary shares” refers to our ordinary shares, par value US$0.001 per share;

•	“RMB” or “Renminbi” refers to the legal currency of China;

•	“U.S. dollars”, “$”, “US$” or “dollars” refers to the legal currency of the United States;

•	“VIEs” means our variable interest entities; and

•	“we”, “us”, “our”, the “Company” or “AirNet” refers to the combined business of AirNet Technology Inc., its subsidiaries, its VIEs and VIEs’ subsidiaries.

Although AirNet does not directly or indirectly own any equity interests in its consolidated VIEs or their subsidiaries, AirNet is the primary beneficiary of and effectively controls these entities through a series of contractual arrangements with these entities and their record owners. We have consolidated the financial results of these VIEs and their subsidiaries in our consolidated financial statements in accordance with the Generally Accepted Accounting Principles in the United States, or U.S. GAAP. See “Item 4. Information on the Company—C. Organizational Structure,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” and “Item 3. Key Information—D. Risk Factors” for further information on our contractual arrangements with these parties.

Our financial statements are expressed in U.S. dollars, which is our reporting currency. Certain Renminbi figures in this annual report are translated into U.S. dollars solely for the reader’s convenience. Unless otherwise noted, all convenience translations from Renminbi to U.S. dollars in this annual report were made at a rate of RMB6.9618 to $1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2019. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rate stated above, or at all.

FORWARD-LOOKING STATEMENTS

This annual report contains statements of a forward-looking nature. These statements are made under the “safe harbor provisions” of the U.S. Private Securities Litigation Reform Act of 1995.

You can identify these forward-looking statements by words or phrases such as “may”, “will”, “expect”, “anticipate”, “aim”, “estimate”, “intend”, “plan”, “believe”, “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include but are not limited to:

•	our growth strategies;

•	our future business development, results of operations and financial condition, including the products and services combining in-flight connectivity and entertainment;

•	competition in the advertising industry and in particular, the travel advertising industry in China;

•	the expected growth in consumer spending, average income levels and advertising spending levels;

•	the growth of the air, train and long-haul bus travel sectors in China;

•	the length and severity of the recent COVID-19 outbreak and its impact on our business and industry; and

•	PRC governmental policies relating to the advertising industry.

You should read this annual report and the documents that we refer to in this annual report thoroughly and with the understanding that our actual future results may be materially different from and worse than what we expect. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we assume no obligation to update any forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in any forward-looking statements, even if new information becomes available in the future.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.            Selected Financial Data

Selected Consolidated Financial Data

The following table represents our selected consolidated financial information. The selected consolidated statements of operations data for the years ended December 31, 2017, 2018 and 2019 and the consolidated balance sheet data as of December 31, 2018 and 2019 have been derived from our audited consolidated financial statements, which are included in this annual report. The selected consolidated statements of operations data for the year ended December 31, 2015 and 2016 and the selected consolidated balance sheet data as of December 31, 2015, 2016 and 2017, except for the impact of retrospective adjustments for the deconsolidation of our media business in airports (excluding digital TV screens in airports and TV-attached digital frames) and all billboard and LED media business outside of airports (excluding gas station media network and digital TV screens on airplanes), all of which have been classified as discontinued operations, have been derived from our financial statements for the relevant periods, which are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

These selected consolidated financial data below should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and related notes included elsewhere in this annual report and “Item 5. Operating and Financial Review and Prospects” below. Our historical results do not necessarily indicate results expected for any future periods.

	Years Ended December 31,
	2015	2016	2017	2018	2019
	(in thousands of U.S. Dollars, except share, per share and per ADS data)
Consolidated Statements of Operations Data:
Revenues:
Air Travel Media Network	$38,917	$12,178	$18,702	$22,212	$25,954
Gas Station Media Network	9,840	4,009	4,093	413	—
Other Media	2,109	410	1,533	2,151	271
Total revenues	50,866	16,597	24,328	24,776	26,225
Business tax and other sales tax	(633)	(84)	(569)	(230)	(203)
Net revenues	50,233	16,513	23,759	24,546	26,022
Cost of revenues	(89,577)	(49,042)	(58,967)	(32,630)	(33,587)
Gross loss	(39,344)	(32,529)	(35,208)	(8,084)	(7,565)
Operating expenses:
Selling and marketing	(9,611)	(12,056)	(12,747)	(7,492)	(4,445)
General and administrative	(27,102)	(44,401)	(62,818)	(31,502)	(20,208)
Research and development	—	—	(689)	(1,110)	(1,157)
Impairment of fixed assets, prepaid equipment cost and intangible assets	—	(826)	(67,342)	(564)	—
Total operating expenses	(36,713)	(57,283)	(143,596)	(40,668)	(25,810)
Loss from operations	(76,057)	(89,812)	(178,804)	(48,752)	(33,375)
Interest income (expense)	472	843	2,645	(106)	(436)
Gain/(loss) and impairment on long-term investments	2,352	(33)	(2,603)	(52,337)	(2,703)
Other income, net	1,383	4,243	214	7,926	3,301
Loss before income taxes	(71,850)	(84,759)	(178,548)	(93,269)	(33,213)
Less: income tax expenses	6,421	4,483	633	150	691
Net loss from continuing operations	(78,271)	(89,242)	(179,181)	(93,419)	(33,904)
Net income from discontinued operations, net of tax	221,183	—	—	—	—
Net income (loss)	142,912	(89,242)	(179,181)	(93,419)	(33,904)
Less: Net loss attributable to non-controlling interests	(6,735)	(23,617)	(22,705)	(3,322)	(2,427)
-Continuing operations	(7,620)	(23,617)	(22,705)	(3,322)	(2,427)
-Discontinued operations	885	—	—	—	—
Net income (loss) attributable to AirNet Technology Inc.’s shareholders	149,647	(65,625)	(156,476)	(90,097)	(31,477)
-Continuing operations	(70,651)	(65,625)	(156,476)	(90,097)	(31,477)
-Discontinued operations	220,298	—	—	—	—
Weighted average shares outstanding used in computing net loss per ordinary share
-basic
Continuing operations	121,740,194	125,277,056	125,629,779	125,653,175	125,664,777
Discontinued operations	121,740,194	—	—	—	—
-diluted
Continuing operations	121,740,194	125,277,056	125,629,779	125,653,175	125,664,777
Discontinued operations	129,372,158	—	—	—	—
Net (loss) income attributable to AirNet Technology Inc.’s shareholders per ordinary share—basic
Continuing operations	$(0.58)	$(0.52)	$(1.25)	$(0.72)	$(0.25)
Discontinued operations	1.81	—	—	—	—
Net (loss) income attributable to AirNet Technology Inc.’s shareholders per ordinary share—diluted
Continuing operations	$(0.58)	$(0.52)	$(1.25)	$(0.72)	$(0.25)
Discontinued operations	1.70	—	—	—	—
Net (loss) income attributable to AirNet Technology Inc.’s shareholders per ADS—basic(1)
Continuing operations	$(5.80)	$(5.24)	$(12.46)	$(7.17)	$(2.50)
Discontinued operations	18.1	—	—	—	—
Net (loss) income attributable to AirNet Technology Inc.’s shareholders per ADS—diluted(1)
Continuing operations	$(5.80)	$(5.24)	$(12.46)	$(7.17)	$(2.50)
Discontinued operations	17.0	—	—	—	—

(1)	Each ADS represents ten ordinary shares effective on April 11, 2019, and per ADS information has been retrospectively restated for all periods presented.

The following table presents a summary of our consolidated balance sheet data as of December 31, 2015, 2016, 2017, 2018 and 2019:

	As of December 31,
	2015	2016	2017	2018	2019
	(in thousands of U.S. Dollars)
Balance Sheet Data:
Cash and cash equivalents	$86,960	$117,547	$15,355	$15,536	$958
Total assets	531,601	381,190	225,002	129,816	97,706
Total liabilities	133,968	114,593	101,323	115,417	116,669
Total AirNet Technology Inc.’s shareholders’ equity	386,568	268,737	147,649	51,399	20,464
Noncontrolling interests	11,065	(2,140)	(23,970)	(37,000)	(39,427)
Total equity (deficit)	$397,633	$266,597	$123,679	$14,399	$(18,963)

B.            Capitalization and Indebtedness

Not applicable.

C.            Reasons for the Offer and Use of Proceeds

Not applicable.

D.            Risk Factors

Risks Related to Our Business

We have incurred net losses in the past and may incur losses in the future.

In an effort to realign our business:

— We divested most of our airport travel advertising business in 2015;

— We terminated our advertising service at long-haul buses, gas stations completely and scaled down our on-train Wi-Fi business significantly in 2018. Then we totally ceased operations in providing Wi-Fi services on trains in early 2019;

— We consolidated our efforts in providing in-flight contents of entertainment, advertising and digital multimedia in China; and

— We strengthened our efforts in launching and operating our in-flight connectivity business.

We have incurred net losses in recent years and in spite of our efforts to transition into our new business, we may continue to incur loss in the future. With respect to the termination of our advertising service at gas station and our on-train Wi-Fi business, we no longer pay concession fees. With respect to providing contents on flights, we have paid, and expect to continue to pay concession fees to secure time intervals to play advertising contents. With respect to our in-flight connectivity business, we have incurred, and expect to continue to incur, substantial expenses in the form of acquisition of concession rights, initial system development and installation investments and ongoing system operation and maintenance costs. In the event of any significant technology development, we may need to incur further system development expenses. Those fees constitute a significant part of our cost of revenues and most of our concession fees are fixed under the concession rights contracts with an escalation clause. These fees payments are usually due in advance. However, our revenues may fluctuate significantly from period to period for various reasons. For instance, when new concession rights contracts are signed for a period, additional concession fees are incurred immediately, but it may take some time for us to generate revenues from these concession rights contracts because it takes time to find advertisers for the time slots and locations made available under these new contracts. Similarly, we need to purchase the bandwidth before we sell our Wi-Fi services to users and we need to maintain our system regardless of the level of revenue. If we are not able to attract enough advertisers and customers, or at all, our revenue will decrease and we may continue to incur losses given most of our costs and expenses are fixed.

We have a limited operating history, which may make it difficult for you to evaluate our business and prospects.

Although we began our business operations in August 2005, we started to explore our in-flight connectivity business in 2015, and operated our in-flight content business in 2015 as well after divested our airport travel advertising business. As a result of our business realignment, our advertising service at long-haul buses and gas stations were terminated and on-train Wi-Fi business were scaled down significantly in 2018, then we totally ceased operations in providing Wi-Fi services on trains in early 2019. Our limited operating history may not provide a meaningful basis for you to evaluate our business, financial performance and prospects. It is also difficult to evaluate the viability of our business model because we do not have sufficient experience to address the risks that we may encounter as we conduct our businesses. Certain members of our senior management team, especially those who joined us only recently due to our new Wi-Fi business, have worked together for only a relatively short period of time and it may be difficult for us to evaluate their effectiveness, on an individual or collective basis, and their ability to address future challenges to our business. Because of our limited operating history, we may not be able to:

•	manage our relationships with relevant parties to retain existing concession rights and obtain new concession rights on commercially advantageous terms or at all;

•	retain existing and acquire new advertisers and third-party content providers;

•	secure a sufficient number of low-cost hardware for our business from our suppliers;

•	manage our operations;

•	successfully launch new business and operate our existing business;

•	respond to competitive market conditions;

•	respond to changes in the PRC regulatory regime;

•	maintain adequate control of our costs and expenses; or

•	attract, train, motivate and retain qualified personnel.

If advertisers or the viewing public do not accept, or lose interest in, our air travel media network, we may be unable to generate sufficient cash flow from our operating activities and our business and results of operations could be materially and adversely affected.

Our success in our air travel media business depends on the acceptance of our advertising network by advertisers and their interest in it as a part of their advertising strategies. In this annual report, the term “advertisers” refer to the ultimate brand-owners whose brands and products are being publicized by our advertisements, including both advertisers that purchase advertisements directly from us and advertisers that do so through third-party advertising agencies. Our advertisers may elect not to use our services if they believe that consumers are not receptive to our media network or that our network is not a sufficiently effective advertising medium. If consumers find our network to be disruptive or intrusive, airplane companies may refuse to allow us to place our programs on airplanes, and our advertisers may reduce spending on our network.

If we are not able to adequately track air traveler responses to our programs, in particular track the demographics of air travelers most receptive to air travel media, we will not be able to provide sufficient feedback and data to existing and potential advertisers to help us generate demand and determine pricing. Without improved market research, advertisers may reduce their use of air travel media and instead turn to more traditional forms of advertising that have more established and proven methods of tracking the effectiveness of advertisements.

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

Our business, financial condition and results of operations may be adversely affected by the COVID-19 outbreak.

The recent outbreak of a novel strain of coronavirus, the COVID-19, has spread rapidly to many parts of the world. In March 2020, the World Health Organization declared the COVID-19 a pandemic, which has resulted in quarantines, travel restrictions, and the temporary closure of facilities in China and many other countries for the past few months. The spread of the pandemic and efforts to contain and counter the spread of the pandemic has restrained the flow of travelers both domestically and internationally. As our primary business is to provide inflight connectivity and contents in the nature of information and entertainment to travelers by air, our results of operations and financial performance may be adversely affected, to the extent that COVID-19 exerts long-term negative impact on the global economy.

Government efforts to contain the spread of COVID-19 through city lockdowns or “stay-at-home” orders, widespread business closures, restrictions on travel and emergency quarantines, among others, have caused significant and unprecedented disruptions to the global economy and normal business operations across sectors and countries. In the first half of 2020, many businesses and social activities in China and other countries and regions were severely disrupted. Such disruption and the potential economic setbacks in a worldwide scale in 2020 could have a material adverse effect on our business, results of operations and financial condition. Moreover, if the outbreak persists or escalates, we may be subject to further negative impact on our business operations.

We derive a significant portion of our revenues from the provision of air travel media services. A contraction in the air travel media industry in China may materially and adversely affect our business and results of operations.

Approximately 99.0% of our revenues from continuing operations in 2019 was generated from the provision of air travel media services through the display of advertisements on digital TV screens on airplanes. We expect digital TV screens on airplanes to contribute substantially all of our air travel network revenue and a majority of all our revenue in the foreseeable future. If we cannot successfully generate revenues from our Wi-Fi business, this situation will continue into the foreseeable future. A contraction in air travel media industry in China could therefore have a material adverse effect on our business and results of operations.

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

We may also be unable to retain or renew concession rights contracts when they expire. Most of our concession rights contracts have no automatic renewal provisions. We cannot assure you that we will be able to renew any or all of our concession contracts when they expire. In particular, failure to renew our Wi-Fi concession right contracts will render it hard or impossible for us to recoup our investment in related system development and installation. We enter into Wi-Fi contracts with private companies operating those vehicles or the relevant advertising companies or agencies operated or hired by the relevant airline companies, and those companies are usually price sensitive and may choose not to renew our concession rights but instead enter into contracts with other players who can offer more competitive pricing. Furthermore, even if we manage to renew a concession right contract, the terms of the new contract may not be commercially favorable to us. The concession fees that we incur under our concession rights contracts comprise a significant portion of our cost of revenues, which may further increase upon renewals. If we cannot pass increased concession costs onto our customers, our earnings and our results of operations could be materially and adversely affected. In addition, many of our concession rights contracts contain provisions granting us certain exclusive concession rights. We cannot assure you that we will be able to retain these exclusivity provisions when we renew these contracts. If we were to lose exclusivity, our advertisers may decide to advertise with our competitors or otherwise reduce their spending on our network and we may lose market share.

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

We derived a significant portion of our revenues from operations in 2019 from six airline companies in China. As of the date of this annual report, we have concession rights contracts to place our programs on China Southern Airline and China Eastern Airline, respectively, which in the aggregate contributed more than a majority of our revenue from digital TV screens on airplanes in 2019. A material business or flight disruption of any of those airline companies could negatively affect our advertising media on airplanes operated by those companies.

We expect our advertising platform with these abovementioned airline companies to continue to contribute a significant portion of our revenues in the foreseeable future. If any such companies experience a material business or flight disruption, we would likely lose a substantial amount of revenues.

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

A limited number of advertisers historically accounted for a significant portion of our revenues, for the years ended December 31, 2017, 2018 and 2019, one, two and four individual customers accounted for over 10% of total revenue, respectively.

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

We face significant competition in the advertising industry in China. We compete for advertisers primarily on the basis of price, program quality, the range of services offered and brand recognition. We primarily compete for advertising dollars spent in the air travel media industry. We may also face competition from new competitors as we enter into new markets.

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

To a large extent, our results of operations are linked to the demand for air travel, which fluctuates greatly from period to period, and is subject to seasonality due to holiday travel and weather conditions. Other factors that may affect our results include:

•	Downturns in the economy. Business travel is one of the primary drivers of the air travel industry and it tends to increase in times of economic growth and decrease in times of economic slowdown. A decrease in air passengers in China could lead to lower advertiser spending on our air travel media network.

•	Plane crashes or other accidents. An aircraft crash or other accident, such as those in 2014 involving certain Asian-based airlines, could create a public perception that air travel is not safe or reliable, which could result in air travelers being reluctant to fly. Significant aircraft delays due to capacity constraints, weather conditions or mechanical problems could also reduce demand for air travel, especially for shorter domestic flights.

If the demand for air travel within our network decreases for any of these or other reasons, advertisers may be reluctant to advertise on our network and we may be unable to sell our advertising time slots or locations or charge premium prices.

Past and future acquisitions may have an adverse effect on our ability to manage our business.

We have acquired and may continue to acquire businesses, technologies, services or products which are complementary to our core air travel media network business in the future. Past and future acquisitions may expose us to potential risks, including risks associated with:

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

We have identified material weaknesses in our internal control over financial reporting, if we fail to develop or maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential stockholders could lose confidence in our financial reporting, which would harm our business and the trading price of our securities. In connection with the audit of our consolidated financial statements for the year ended December 31, 2019, our management concluded we had material weaknesses in our internal controls. Our management has concluded that we had not maintained effective internal control over financial reporting and disclosure controls and procedures as of December 31, 2019. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. After identifying the material weakness regarding lack of internal controls over related party borrowings resulting in interest free loans lent to director for personal purpose for the year ended December 31, 2017, we have collected all the borrowings from directors and have standardized and improved the borrowing processes according to the requirements of internal control. The material weaknesses as of December 31, 2019 were related to the weak operating effectiveness and lack of monitoring of controls over financial reporting due to inadequate resources or resources with insufficient experience or training in our financial reporting team, internal control team, administration team and human resource team. See “Item 15. Controls and Procedures.” Any failure to achieve and maintain effective internal control over financial reporting could negatively affect the reliability of our financial information and reduce investors’ confidence in our reported financial information, which in turn could result in lawsuits being filed against us by our shareholders, otherwise harm our reputation or negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements of the Sarbanes-Oxley Act.

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

Our business could be materially and adversely affected by natural disasters or the outbreak of health epidemic. Any such occurrences could cause severe disruption to our daily operations, and may even require a temporary closure of our facilities. In August 2014, a strong earthquake hit part of Yunnan province in south, and resulted in significant casualties and property damage. While we did not suffer any loss or experience any significant increase in cost resulting from these earthquakes, if a similar disaster were to occur in the future affecting Beijing or another city where we have major operations in China, our operations could be materially and adversely affected due to loss of personnel and damages to property. In addition, any outbreak of avian flu, severe acute respiratory syndrome (SARS), influenza A (H1N1), H7N9, Ebola, COVID-19 or other adverse public health epidemic in China may have a material and adverse effect on our business operations. These occurrences could require the temporary closure of our offices or prevent our staff from traveling to our customers’ offices to provide services. Such closures could severely disrupt our business operations and adversely affect our results of operations. These occurrences could reduce air and train traveling in China and adversely affect the results of operations of our related business.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with PRC governmental restrictions on foreign investment in the advertising industry and in the operating of non-advertising content, our business could be materially and adversely affected.

Substantially all of our operations are conducted through contractual arrangements with our consolidated VIEs in China: Yuehang Sunshine Network Technology Group Co., Ltd. (previously known as AirMedia Online Network Technology Group Co., Ltd.), or AirNet Online, Beijing Linghang Shengshi Advertising Co., Ltd., or Linghang Shengshi, Wangfan Tianxia Network Technology Co., Ltd., or Iwangfan. As the Foreign-invested Advertising Enterprise Management Regulations, or the Foreign-invested Advertising Regulations, which became effective on October 1, 2008 and has been abolished on June 29, 2015, it currently permits 100% foreign ownership of companies that provide advertising services, subject to approval by relevant PRC government authorities. In addition, the Special Administrative Measures for Access of Foreign Investment (Negative List) (2020 Edition), which became effective on July 23, 2020, stated that television program production and operation fall into the category of prohibited foreign investment industry. We believe that these regulations apply to our business and are therefore carrying out the portions of our business that involve the production of non-advertising content through our VIEs. Our wholly owned Hong Kong subsidiary Air Net (China) Limited, or AN China, the 100% shareholder of our three wholly foreign owned subsidiaries in China, has been operating an advertising business in Hong Kong since 2008, and thus it is allowed to directly invest in advertising business in China. In December 2014, we transferred 100% equity interest in Shenzhen Yuehang Information Technology Co., Ltd., or Shenzhen Yuehang, to AN China to provide advertising services in China directly. In July 2015, Shenzhen Yuehang obtained the approval to include advertising in its scope of business. We therefore intent to gradually shift our advertising business to Shenzhen Yuehang to gradually reduce our reliance on the current VIE structure in terms of our advertising business. Our advertising business is currently primarily provided through our contractual arrangements with certain of our consolidated VIEs in China. These entities directly operate our air advertising network, enter into concession rights contracts related to our air advertising network and sell advertising time slots and locations to our advertisers. In addition, under current PRC regulations, a foreign entity is prohibited from owning more than 50% of any PRC entity that provides value-added telecommunication services, and Wi-Fi services might be regarded as value-added telecommunication business. As a result, we enter into concession rights contracts related to our Wi-Fi business via AirNet Online, which is expected to directly operate this business. We have contractual arrangements with these VIEs pursuant to which we, through Yuehang Chuangyi Technology (Beijing) Co., Ltd., or Chuangyi Technology, provide technical support and consulting services and other services to these entities. We also have agreements with our VIEs and each of their individual shareholders (except Yi Zhang) that provide us with the substantial ability to control these entities. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements.”

In January 2016, we, through the nominee shareholders of the respective VIEs, transferred 3.5% equity interest in each of AirNet Online and Linghang Shengshi to Yi Zhang. Yi Zhang is an unrelated third-party minority shareholder of those VIEs and did not enter into the same VIE arrangements with us as did the other nominee shareholders. In December 2018 and February 2020, Yi Zhang withdrew all his equity interests in Linghang Shengshi and AirNet Online, respectively. Accordingly, we can exert control over the equity interests in the VIEs previously owned by Yi Zhang, although the registration with local SAMR of such change in shareholders with respect to Linghang Shengshi is in process as of the date of this annual report.

Some of our VIE arrangements with Linghang Shengshi may expire on June 13, 2027 if any party thereto sends a no-extension notice to the other at least twenty (20) days in advance. Although we believe we can renew those agreements with the VIEs and their shareholders at that time, if we fail to do so, our control over such VIEs might be adversely affected.

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

In addition, if the PRC government were to find that the VIE arrangements do not comply with PRC governmental restrictions on foreign investment in the advertising industry and in the operating of non-advertising content, or if the legal structure and contractual arrangements were found to be in violation of any other existing PRC laws and regulations, the PRC government could:

•	revoke the business and operating licenses of our PRC subsidiaries and affiliates;

•	discontinue or restrict our PRC subsidiaries’ and affiliates’ operations;

•	impose conditions or requirements with which we or our PRC subsidiaries and affiliates may not be able to comply; or

•	require us or our PRC subsidiaries and affiliates to restructure the relevant ownership structure or operations.

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

In December 2018, the National People’s Congress of the PRC, or the NPC, released another draft of foreign investment law, or the Foreign Investment Law, for soliciting public comments. On March 15, 2019, the Foreign Investment Law was enacted by the NPC and was effective on January 1, 2020. Although the Foreign Investment Law does not explicitly define the contractual arrangements with VIEs as a form of foreign investment, it contains an ambiguous clause that covers other form stipulated in laws, administrative regulations or other methods prescribed by the State Council within its definition of foreign investment. Therefore, uncertainties still exist about whether our contractual arrangements with VIEs will be deemed to violate the market access requirements for foreign investment under the PRC laws. Additionally, if the State Council or laws, administrative regulations require further actions regarding the existing contractual arrangements with VIEs, we may not complete such actions in a timely manner, or at all, which may materially and adversely affect our business operation and financial condition.

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

Certain of our directors and officers are shareholders in the VIEs, namely AirNet Online, Linghang Shengshi, and Iwangfan. Mr. Herman Man Guo, our chairman and chief executive officer, in addition to holding 15.3% in our company, also directly and indirectly holds approximately 80.00% of AirNet Online, 83.63% of Linghang Shengshi and 90.00% of Iwangfan. Mr. Qing Xu, our director and executive president, in addition to holding 1.3% of our company, also directly and indirectly holds approximately 15.00% of AirNet Online, and 12.50% of Linghang Shengshi. In addition, Mr. Guo is a director of AirNet Online, Linghang Shengshi and Iwangfan, the general manager of Linghang Shengshi, and the legal representative of AirNet Online and Linghang Shengshi; Mr. Xu is a director of Linghang Shengshi, the general manager and legal representative of Iwangfan. For these directors and officers, their fiduciary duties toward our company under Cayman Islands law—to act honestly, in good faith and with a view to our best interests—may conflict with their roles in the VIEs, as what is in the best interest of the VIEs may not be in the best interests of our company or the unaffiliated public shareholders of our company.

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

We rely on contractual arrangements with AirNet Online, Linghang Shengshi, and Iwangfan to operate our Wi-Fi and air advertising business. For a description of these arrangements, see “Item 4. Information on the Company—C. Organizational Structure” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements.” These contractual arrangements may not be as effective as direct ownership in providing control over our VIEs. Under these contractual arrangements, if our VIEs or their shareholders fail to perform their respective obligations, we may have to incur substantial costs and resources to enforce such arrangements and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief and claiming damages, and we may not be successful.

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

The individual shareholders of our VIEs, each a consolidated affiliated entity of ours, have pledged all of their equity interests, including the right to receive declared dividends, in the relevant VIEs to Chuangyi Technology, our wholly-owned subsidiary. An equity pledge agreement becomes effective among the parties upon execution, but according to the PRC Property Rights Law, an equity pledge is not perfected as a security property right unless it is registered with the relevant local administration for industry and commerce. We have not yet registered the share pledges by shareholders of AirNet Online, Linghang Shengshi and Iwangfan. As the registration of these pledges has not yet been completed so far, the pledges, as property rights, have not yet become effective under the PRC Property Rights Law. Before the registration procedures are completed, we cannot assure you that the effectiveness of these pledges will be recognized by PRC courts if disputes arise with respect to certain pledged equity interests or that Chuangyi Technology’s interests as pledgee will prevail over those of third parties. Chuangyi Technology may not be able to successfully enforce these pledges against any third parties who have acquired property right interests in good faith in the equity interests in AirNet Online, Linghang Shengshi and Iwangfan. As a result, if AirNet Online, Linghang Shengshi or Iwangfan breaches their respective obligations under the various agreements described above, and there are third parties who have acquired equity interests in good faith, Chuangyi Technology would need to resort to legal proceedings to enforce its contractual rights under the equity pledge agreements, or the underlying agreements secured by the pledges. We do not have agreements that pledge the assets of the VIEs and their respective subsidiaries for the benefit of us or our wholly owned subsidiaries.

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

We are a holding company, and we may rely principally on dividends and other distributions on equity paid by Chuangyi Technology, Shenzhen Yuehang and Xi’an Shengshi Dinghong Information Technology Co., Ltd., or Xi’an Shengshi for our cash requirements, including the funds necessary to service any debt we may incur. If Chuangyi Technology, Shenzhen Yuehang or Xi’an Shengshi incurs debt on its own behalf in the future, the instruments governing the debt may restrict the ability of these entities to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements Chuangyi Technology currently has in place with our VIEs in a manner that would materially and adversely affect Chuangyi Technology’s ability to pay dividends and other distributions to us.

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

The registered capital of Chuangyi Technology, Shenzhen Yuehang and Xi’an Shengshi is $42.0 million, $96.4 million (approximately RMB700 million) and $50.0 million, respectively. Xi’an Shengshi and Chuangyi Technology have made the applicable annual appropriations required under PRC law. Shenzhen Yuehang is not currently required to fund any statutory surplus reserve because Shenzhen Yuehang still has accumulated losses. Any direct or indirect limitation on the ability of our PRC subsidiaries to distribute dividends and other distributions to us could materially and adversely limit our ability to make investments or acquisitions at the holding company level, pay dividends or otherwise fund and conduct our business.

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

We conduct our business primarily through Beijing Yuehang Digital and AirNet Online, which are subject to PRC laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly-foreign owned companies. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. PRC legislation and regulations afford significant protections to various forms of foreign investments in China, but since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and the enforcement of these laws, regulations and rules involve uncertainties, which may limit the legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and the diversion of resources and management attention.

A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business, financial condition, results of operations and prospects.

The global macroeconomic environment is facing challenges, including the economic slowdown in the Eurozone since 2014, potential impact of the United Kingdom’s exit from the European Union on January 31, 2020, and the adverse impact on the global economies and financial markets as the COVID-19 outbreak continues to evolve into a worldwide health crisis in 2020. The growth of the PRC economy has slowed down since 2012 compared to the previous decade and the trend may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa and over the conflicts involving Ukraine, Syria and North Korea. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes, and the trade disputes between the United States and China. The ongoing trade tensions between the United States and China may have tremendous negative impact on the economies of not merely the two countries concerned, but the global economy as a whole. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

Economic conditions in China are sensitive to global economic conditions, changes in domestic economic and political policies, and the expected or perceived overall economic growth rate in China. While the economy in China has grown significantly over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing in recent years. Although growth of China’s economy remained relatively stable, there is a possibility that China’s economic growth may materially decline in the near future. Any severe or prolonged slowdown in the global or PRC economy may materially and adversely affect our business, results of operations and financial condition.

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

On August 29, 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used within the purpose within the business scope approved by the applicable government authority and unless otherwise provided by law, such RMB capital may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company. The use of such RMB capital may not be altered without SAFE approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of SAFE Circular 142 could result in severe monetary or other penalties. On November 9, 2011, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Issues Relating to Further Clarification and Regulation of Certain Capital Account Items under Foreign Exchange Control (“Circular 45”) to further strengthen and clarify its existing regulations on foreign exchange control under SAFE Circular 142. Circular 45 expressly prohibits foreign invested entities, including wholly foreign owned enterprises such as Chuangyi Technology, from converting RMB funds derived from settlement of foreign exchange capital for the purpose of domestic equity investment, granting certain loans, repayment of inter-company loans, and repayment of bank loans which have been transferred to a third party. Further, Circular 45 generally prohibits a foreign invested entity from converting RMB funds derived from settlement of foreign exchange capital for the payment of various types of cash deposits. If our VIEs require financial support from us or our wholly foreign-owned enterprises in the future and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund the VIEs’ operations will be subject to statutory limits and restrictions, including those described above.

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

Changes in laws and regulations governing air travel media or otherwise affecting our business in China may result in substantial costs and diversion of resources and may materially and adversely affect our business and results of operations.

There are no existing PRC laws or regulations that specifically define or regulate air travel media. Changes in existing laws and regulations or the implementation of new laws and regulations governing the content of air travel media and our business licenses or otherwise affecting our business in China may result in substantial costs and diversion of resources and may materially and adversely affect our business prospects and results of operations.

The enforcement of the Labor Contract Law and other labor-related regulations in China may adversely affect our business and our results of operations.

The Labor Contract Law, which came into effect January 1, 2008 and was amended on December 28, 2012, established more restrictions and increased costs for employers to dismiss employees under certain circumstances, including specific provisions relating to fixed-term employment contracts, non-fixed-term employment contracts, task-based employment, part-time employment, probation, consultation with the labor union and employee representative’s council, employment without a contract, dismissal of employees, compensation upon termination and for overtime work, and collective bargaining. Under the Labor Contract Law, unless otherwise provided by law, an employer is obligated to sign a labor contract with a non-fixed term with an employee, if the employer continues to hire the employee after the expiration of two consecutive fixed-term labor contracts, or if the employee has worked for the employer for 10 consecutive years. Severance pay is required if a labor contract expires and is not renewed because of the employer’s refusal to renew or seeking to renew with less favorable terms. In addition, under the Regulations on Paid Annual Leave for Employees, which became effective on January 1, 2008, employees who have served more than one year for an employer are entitled to a paid vacation for five to 15 days, depending on the employee’s number of years of employment. Employees who waive such vacation at the request of employers are entitled to compensation that equals to three times their regular daily salary for each waived vacation day. As a result of these new labor protection measures, our labor costs are expected to increase, which may adversely affect our business and our results of operations. It is also possible that the PRC government may enact additional labor-related legislations in the future, which would further increase our labor costs and affect our operations.

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

The Enterprise Income Tax Law (revised in 2018), or the EIT law, which became effective on December 29, 2018, imposes a uniform income tax rate of 25% on most domestic enterprises and foreign investment enterprises. Under this law, entities that qualify as “high and new technology enterprises strongly supported by the state,” or HNTE, are entitled to the preferential EIT rate of 15%. A company’s status as a HNTE is valid for three years, after which the company must re-apply for such qualification in order to continue to enjoy the preferential EIT rate. In addition, according to relevant guidelines, “new software enterprises” can enjoy an income tax exemption for two years beginning with their first profitable year and a 50% tax reduction to a rate of 12.5% for the subsequent three years.

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

Xi’an Shengshi Dinghong Information Technology Co., Ltd., one of our PRC subsidiaries, or Xi’an Shengshi, received the HNTE certificate jointly issued by the competent governmental authorities in Shanxi Province in September 2014. As such, Xi’an Shengshi enjoyed a preferential income tax rate of 15% from 2014 to 2016. Xi’an Shengshi is subject to EIT at a rate of 25% from 2017 afterwards.

Shenzhen Yuehang Information Technology Co., Ltd., one of our PRC subsidiaries, or Shenzhen Yuehang is subject to EIT at a rate of 25% from 2013 afterwards.

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

Under the EIT Law and related regulations, dividends payable by a foreign-invested enterprise in China to its foreign investors who are non-resident enterprises are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The British Virgin Islands, or BVI, where Broad Cosmos Enterprises Ltd., or Broad Cosmos, our wholly-owned subsidiary, is incorporated, does not have such a tax treaty with AN China, the 100% shareholder of Chuangyi Technology, Shenzhen Yuehang and Xi’an Shengshi, is incorporated in Hong Kong. According to the Mainland and Hong Kong Special Administrative Region Arrangement on Avoiding Double Taxation or Evasion of Taxation on Income between China and Hong Kong and the relevant rules, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise). However, under recently implemented PRC regulations, now our Hong Kong subsidiary must obtain approval from the competent local branch of the State Administration of Taxation in accordance with the double-taxation agreement among the PRC and Hong Kong in order to enjoy the 5% preferential withholding tax rate. In February 2009, SAT issued Notice No. 81. According to Notice No. 81, in order to enjoy the preferential treatment on dividend withholding tax rates, an enterprise must be the “beneficial owner” of the relevant dividend income, and no enterprise is entitled to enjoy preferential treatment pursuant to any tax treaties if such enterprise qualifies for such preferential tax rates through any transaction or arrangement, the major purpose of which is to obtain such preferential tax treatment. The tax authority in charge has the right to make adjustments to the applicable tax rates, if it determines that any taxpayer has enjoyed preferential treatment under tax treaties as a result of such transaction or arrangement. In October 2009, SAT issued another notice on this matter, or Notice No. 601, to provide guidance on the criteria to determine whether an enterprise qualifies as the “beneficial owner” of the PRC sourced income for the purpose of obtaining preferential treatment under tax treaties. Pursuant to Notice No. 601, the PRC tax authorities will review and grant tax preferential treatment on a case-by-case basis and adopt the “substance over form” principle in the review. Notice 601 specifies that a beneficial owner should generally carry out substantial business activities and own and have control over the income, the assets or other rights generating the income. Therefore, an agent or a conduit company will not be regarded as a beneficial owner of such income. Since the two notices were issued, it has remained unclear how the PRC tax authorities will implement them in practice and to what extent they will affect the dividend withholding tax rates for dividends distributed by our subsidiaries in China to our Hong Kong subsidiary. If the relevant tax authority determines that our Hong Kong subsidiary is a conduit company and does not qualify as the “beneficial owner” of the dividend income it receives from our PRC subsidiaries, the higher 10% withholding tax rate may apply to such dividends. On February 3, 2018, SAT issued Announcement of the State Administration of Taxation on Issues concerning “Beneficial Owners” in Tax Treaties, or Circular 9, which became effective on April 1, 2018 and superseded Notice No. 601. In comparison with Notice No. 601, Circular 9 enlarging and further explaining the scope of beneficial owner, supplementing the applicants deemed as beneficial owners who obtain proceeds from China as direct or indirect 100% shareholder, increasing the certainty of identifying beneficial owner.

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

Our audit reports are prepared by an auditor who is not fully inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issued the audit report included in our annual reports filed with the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards.

Because we have substantial operations within the PRC and the PCAOB is currently unable to conduct full inspections of the work of our independent registered public accounting firm as it relates to those operations without the approval of the Chinese authorities, our independent registered public accounting firm is not currently inspected fully by the PCAOB. This lack of PCAOB inspections in the PRC prevents the PCAOB from regularly evaluating our independent registered public accounting firm’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

On May 24, 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or the CSRC, and the Ministry of Finance which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and China. On inspection, it appears that the PCAOB continues to be in discussions with the Mainland China regulators to permit inspections of audit firms that are registered with the PCAOB in relation to the audit of Chinese companies that trade on U.S. exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On April 21, 2020, the SEC and the PCAOB issued another joint statement highlighting the significant disclosure, financial reporting and other risks associated with emerging market investments, including the PCAOB’s continued inability to inspect audit work papers in China. These joint statements reflect a heightened interest in an issue that has vexed U.S. regulators in recent years. However, it remains unclear what further actions the SEC and the PCAOB will take to address the problem and its impact on Chinese companies listed in the United States.

Inspections of other firms that the PCAOB has conducted outside the PRC have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of Deloitte’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

In June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress, which if passed, would require the SEC to maintain a list of issuers for which the PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges of issuers included on the SEC’s list for three consecutive years. On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act, which in effect would prohibit securities of any registrant from being listed on any of the U.S. securities exchanges or traded “over-the-counter” if registrant’s financial statements have, for a period of three years, been audited by an accounting firm branch or office that is not subject to PCAOB inspection. On July 21, 2020, the U.S. House of Representatives approved its version of the National Defense Authorization Act for Fiscal Year 2021, which contains provisions comparable to the Holding Foreign Companies Accountable Act. Enactment of any of such legislations or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the ADSs could be adversely affected, and we could be delisted if we are unable to cure the situation to meet the PCAOB inspection requirement in time. There is uncertainty as to whether and when these bills or legislations will be enacted in the proposed form, or at all. Furthermore, there have been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may have a material and adverse impact on the stock performance of China-based issuers listed in the United States.

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

Starting in 2011, the Chinese affiliates of the “big four” accounting firms, including Deloitte, our previous independent registered public accounting firm, were affected by a conflict between the United States’ and Chinese laws. Specifically, for certain U.S. listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from these Chinese accounting firms access to their audit work papers and related documents. The firms were, however, advised and directed that under PRC law they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the China Securities Regulatory Commission, or the CSRC.

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

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2020 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some states in the United States, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of exempted companies in Cayman Islands like us have no general rights under Cayman Islands law to inspect corporate records (other than our memorandum and articles of association) or to obtain copies of lists of shareholders of these companies. Our directors have discretion to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. If we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

In addition, we conduct substantially all of our business operations in China, and substantially all of our directors and senior management are based in China. The SEC, U.S. Department of Justice and other authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies and non-U.S. persons, including company directors and officers, in certain emerging markets, including China. Additionally, our public shareholders may have limited rights and few practical remedies in emerging markets where we operate, as shareholder claims that are common in the United States, including class action securities law and fraud claims, generally are difficult or impossible to pursue as a matter of law or practicality in many emerging markets, including China.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Risks Related to the Market for Our ADSs

If the buyers of our equity interest in AM Advertising exercise their respective revocation rights and require us to repurchase the equity interest sold or if we need to compensate the buyers as earnout, our business and financial results may experience material adverse effect.

In June 2015, we entered into an equity interest transfer agreement with Beijing Longde Wenchuang Investment Fund Management Co., Ltd. to sell 75% equity interest of AM Advertising for RMB2.1 billion in cash. In November 2015, Beijing Longde Wenchuang Investment Fund Management Co., Ltd. assigned and transferred its rights and obligations under the equity interest transfer agreement relating to 46.43% equity interest of AM Advertising to Beijing Cultural Center Construction and Development Fund (Limited Partnership). We have completed the equity interest transfer and have received the payments for the transfer. However, under that equity interest transfer agreement, the buyers may require us to repurchase the 75% equity interest upon the occurrence of certain events. In addition, the agreement’s earnout provisions will continue to apply until all profit targets have been achieved. See “Item 4. Information on the Company—A. History and Development of the Company.” On March 28, 2018, August 23, 2018 and November, 2018, we entered into a memorandum of understanding, or the MoU and its supplemental agreement respectively, with, among others, Beijing Longde Wenchuang Investment Fund Management Co., Ltd and Beijing Cultural Center Construction and Development Fund (Limited Partnership), under which, among other things, Linghang Shengshi, Mr. Guo and Mr. Xu have agreed to pay or make available to AM Advertising on or prior to May 30, 2018 and further extended to September 30, 2018 and December 31, 2018 an aggregate of RMB304.5 million to hedge the following amounts (i) the RMB152.0 million profits attributable to Linghang Shengshi, Mr. Guo and Mr. Xu for the first nine months of 2015, based on a third-party pro forma audit report on the Target Business; (ii) the loan of RMB88.0 million in principal balance and RMB7.8 million in interests; and (iii) the payment of RMB56.7 million in cash after the sale of the 20.32% equity interests in AM Advertising, which consisted of 20.18% equity interests hold by the Company and 0.14% equity interests hold by Mr. Man Guo and Mr. Qing Xu on behalf of the Company, and following the completion of the foregoing arrangements, our obligations with respect to the profit target for 2015, the earnout provision for the first nine months of 2015 and the loans between AM Advertising and Linghang Shengshi shall be deem completed. As the MoU is still legally binding on the parties thereto, we cannot assure you that the buyers will not bring up any claim with respect to the above arrangements and if there is any dispute or legal proceedings initiated, our business and financial position may be adversely affected.

The trading price of our ADSs has been and may continue to be volatile.

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. During the year of 2019, the trading prices of our ADSs on the Nasdaq Global Select Market and Nasdaq Capital Market ranged from $0.90 to $3.00 per ADS, and the last reported trading price on September 11, 2020 was $0.84 per ADS. Effective on April 11, 2019, we adjusted the ratio of our ADSs to ordinary shares from one ADS representing two ordinary shares to one ADS representing ten ordinary shares. The aforementioned trading prices have not been adjusted for the ADS ratio change. The price of our ADSs may fluctuate in response to a number of events and factors including, changes in the economic performance or market valuations of other advertising companies, conditions in the air travel media industry and the sales or perceived potential sales of additional ordinary shares or ADSs.

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

Anti-takeover provisions in our memorandum and articles of association and rights agreement could adversely affect the rights of holders of our ordinary shares and ADSs.

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

On August 13, 2020, our board of directors adopted a rights agreement between us and American Stock Transfer & Trust Company, LLC, as the rights agent, and declared a dividend distribution of one right with respect to each of our outstanding ordinary share held of record at the close of business on August 24, 2020. When exercisable, each right will entitle the registered holder to purchase one ordinary share of our company at an exercise price of US$0.9 per right, subject to adjustment. In general terms, it works by imposing a significant penalty upon any person or group that acquires 15% or more of our ordinary shares without the approval of our board of directors. As a result, the overall effect of the rights agreement and the issuance of the rights may be to render more difficult or discourage a merger, tender or exchange offer or other business combination involving us that is not approved by our board. The issuance of additional ordinary shares of our company pursuant to the rights agreement would cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our board of directors.

Our corporate actions are substantially controlled by our principal shareholders who could exert significant influence over important corporate matters, which may reduce the price of our ADSs and deprive you of an opportunity to receive a premium for your shares.

Certain principal shareholders hold a substantial percentage of the outstanding shares of our company. For example, as of August 31, 2020, our principal shareholder, Mr. Herman Man Guo, along with his wife, Ms. Dan Shao, beneficially owned approximately 35.2% of our outstanding ordinary shares. Mr. Guo and other principal shareholders of our company could exert substantial influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

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

We believe we were a passive foreign investment company for our taxable year ended December 31, 2019, which could subject United States investors in the ADSs or ordinary shares to significant adverse U.S. federal income tax consequences.

Based on the market price of our ADSs and composition of our assets (in particular the retention of a substantial amount of cash), we believe that we were a “passive foreign investment company,” or “PFIC,” for U.S. federal income tax purposes for our taxable year ended December 31, 2019, and we may be a PFIC for our current taxable year ending December 31, 2020 unless the market price of our ADSs increases and/or we invest a substantial amount of cash and other passive assets we hold in assets that produce or are held for the production of non-passive income. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) 75% or more of its gross income for such year consists of certain types of “passive” income or (2) 50% or more of the average quarterly value of its assets (as generally determined on the basis of fair market value) during such year produce or are held for the production of passive income.

If we were to be classified as a PFIC in any taxable year, a U.S. Holder (as defined in Item 10. Additional Information—E. —Taxation—U.S. Federal Income Taxation) may incur significantly increased U.S. income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules. Furthermore, a U.S. Holder will generally be treated as holding an equity interest in a PFIC in the first taxable year of the U.S. Holder’s holding period in which we become a PFIC and subsequent taxable years even if, we, in fact, cease to be a PFIC in subsequent taxable years. Accordingly, a U.S. Holder of our ADSs or ordinary shares is urged to consult its tax advisor concerning the U.S. federal income tax consequences of an investment in our ADSs or ordinary shares, including the possibility of making a “mark-to-market” election. For more information, see “Item 10. Additional Information – E. Taxation – U.S. Federal Income Taxation.”

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

On November 7, 2007, we listed our ADSs on the Nasdaq Global Market under the symbol “AMCN.” We and certain of our then shareholders completed the initial public offering of 17,250,000 ADSs, representing 34,500,000 of our ordinary shares, on November 13, 2007. Our ADSs were subsequently transferred to the Nasdaq Global Select Market, and recently transferred to the Nasdaq Capital Market in November 2018. On April 11, 2019, we changed our ADS share ratio from one ADS representing two ordinary shares to one ADS representing ten ordinary shares. Our trading symbol on the Nasdaq Capital Market has been changed from “AMCN” to “ANTE” effective on June 13, 2019.

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

In June 2015, we entered into an equity interest transfer agreement with Beijing Longde Wenchuang Investment Fund Management Co., Ltd. to sell 75% equity interest of AM Advertising, for a consideration of RMB2.1 billion in cash. In November 2015, Beijing Longde Wenchuang Investment Fund Management Co., Ltd. assigned and transferred its rights and obligations under the equity interest transfer agreement relating to 46.43% equity interest of AM Advertising to Beijing Cultural Center Construction and Development Fund (Limited Partnership). As part of the transaction, we effected an internal business reorganization and transferred all our media business in airports (excluding digital TV screens in airports and TV-attached digital frames) and all billboard and LED media business outside of airports (excluding gas station media network and digital TV screens on airplanes) to AM Advertising to form the target business to be sold (the “Disposed Business”) and transferred our other business out of AM Advertising. To effectuate the sale, we removed the VIE structure with respect to AM Advertising. The change in the equity ownership of AM Advertising was registered with the local branch of the State Administration for Industry and Commerce, or the SAIC (which has merged into the State Administration for Market Regulation, or the SAMR, in March 2018), in December 2015. We have ceased to consolidate the results of AM Advertising after the sale. The buyers may require the Company to repurchase the equity interest of AM Advertising upon the occurrence of any of the following events:

•	the audited net profit (before or after adjustment for non-recurring gains and losses, whichever is less) in relation to the Target Business is less than RMB150 million in 2015;

•	eighty per cent of the concession right contracts (as calculated based on the contract subject amount) with respect to the Target Business in the area of the Beijing Capital Airport effective as of the date of the equity interest transfer agreement which were entered into by AirMedia Advertising, AirNet and any of its subsidiaries and/or VIE companies (as set forth in detail in Schedule 6 hereto) are not renewed with AirMedia Advertising as a party to the contract upon the expiration of the respective contracts; and

•	the internal restructuring as required under the equity interest transfer agreement has not been fully completed by June 30, 2016.

In addition, the agreement’s earnout provisions will continue to apply until all profit targets are achieved. In the event the adjusted net profit of AM Advertising after the provided restructuring in 2015, 2016 and 2017 is less than the profit target provided for in the agreement, we, as a shareholder of AM Advertising, will be obligated to compensate the buyers for the deficiency by nil-consideration equity interest transfers or other means of compensation. On March 28, 2018, August 23, 2018 and November, 2018, we entered into a memorandum of understanding (MoU) and its supplemental agreement respectively, with, among others, Beijing Longde Wenchuang Investment Fund Management Co., Ltd and Beijing Cultural Center Construction and Development Fund (Limited Partnership), under which, among other things, Linghang Shengshi, Mr. Guo and Mr. Xu have agreed to pay or make available to AM Advertising on or prior to May 30, 2018 and further extended to September 30, 2018 and December 31, 2018 an aggregate of RMB304.5 million to hedge the following amounts (i) the RMB152.0 million profits attributable to Linghang Shengshi, Mr. Guo and Mr. Xu for the first nine months of 2015, based on a third-party pro forma audit report on the Target Business; (ii) the loan of RMB88.0 million in principal balance and RMB7.8 million in interests; and (iii) the payment of RMB56.7 million in cash after the sale of the 20.32% equity interests in AM Advertising, which consisted of 20.18% equity interests hold by the Company and 0.14% equity interests hold by Mr. Man Guo and Mr. Qing Xu on behalf of the Company, and following the completion of the foregoing arrangements, our obligations with respect to the profit target for 2015, the earnout provision for the first nine months of 2015 and the loans between AM Advertising and Linghang Shengshi shall be deem completed. As the primary rights and obligations of the MoU have been fulfilled including the transfer all its media business in airports (excluding digital TV screens in airports and TV-attached digital frames) and all billboard and LED media business outside of airports (excluding gas station media network and digital TV screens on airplanes) to AM Advertising, and transfer of the trademark to AM advertising, and the Company did not received any notice of cancellation of the MoU from Beijing Longde Wenchuang Investment Fund Management Co., Ltd and Beijing Cultural Center Construction and Development Fund (Limited Partnership), the Company believes the MoU is legally valid. The Company will make payment according to the MoU once the application for tax refund of AM Advertising finishes as agreed in the MoU. And once the tax refund finishes, the net settlement amount may be reduced pursuant to the MoU.

In April 2015, we established AirNet Online, a variable interest entity of us, to operate the new Wi-Fi business.

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

In January 2017, we, through AirNet Online, established Unicom AirNet (Beijing) Network Co., Ltd., or Unicom AirNet, jointly with Unicom Broadband Online Co., Ltd., a wholly owned subsidiary of China Unicom, and Chengdu Haite Kairong Aeronautical Technology Co., Ltd., a wholly owned subsidiary of a listed company providing aeronautical technical services. Pursuant to a capital contribution agreement entered into by the relevant parties, AirNet Online invested an aggregate of RMB117.9 million in Unicom AirNet. AirNet Online currently holds 39% of equity interests in Unicom AirNet, and can designate three directors to its seven-member board. We and the other two shareholders of Unicom AirNet intend to build global network for aeronautical communication and provide in-flight Internet and other value-added services through this newly established company. We believe that our respective expertise and advantages in telecommunication and aeronautical technology can be fully utilized under this joint venture.

In November 2018, Linghang Shengshi, Mr. Guo and Mr. Xu entered into an equity transfer agreement with Jiangsu Hongzhou Investment Co., Ltd., an independent third party to sell 20.32% equity interest of AM Advertising for an initial transfer price of RMB 580 million in cash. We have completed the equity interest transfer and have received the installment payment of RMB 200 million for the transfer pursuant to this equity transfer agreement and a supplemental agreement entered into by the same parties in November 2019. Furthermore, the supplemental agreement relieved the Company from the obligation to repurchase the equity interests.

We are realigning our business by focusing our crucial resources on the further development of the in-flight connectivity business. In conjunction with this realignment, our shareholders resolved to change our name from “AirMedia Group Inc.” to “AirNet Technology Inc.” in an extraordinary general meeting on May 20, 2019.

Our principal executive offices are located at 15/F, Sky Plaza, No. 46 Dongzhimenwai Street, Dongcheng District, Beijing 100027, People’s Republic of China. Our telephone number at this address is +86-10-8450-8818 and our fax number is +86-10-8460-8658. Our registered office in the Cayman Islands is at the offices of Maples Corporate Services Limited, P.O.  Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

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

Collaborating with China Unicom, we are licensed to provide in-flight connectivity over the Internet. Furthermore, backed by our partners’ next-generation satellite communications hardware, we are able to provide airline travelers with a seamless and immersive Internet connection delivering the same experience as it would’ve been otherwise on the ground. Moreover, our strategic partnership with China Eastern Airlines Media Co., Ltd. enables us to deliver multimedia contents to travelers on airplanes operated by China Eastern Airlines through a mobile app.

In addition to our active endeavors in in-flight connectivity, we maintain a wide range of in-flight entertainment and advertising contents. As of August 31, 2020, we have access to in-flight entertainment and advertising contents including exclusive in-flight copyrights to over 80% of movies previously shown in domestic theaters, more than 800 archived films, and thousands of hours of multimedia programs of entertainment nature covering a variety of topics such as sports, comedies, local attractions, reality shows, commentaries, documentaries. As of August 31, 2020, we were engaged to provide copyrighted entertainment contents to more than 30 airlines. Furthermore, we are engaged by hundreds of corporate clients to provide advertising contents across different in-flight entertainment systems. Built upon our experiences, we are capable of developing entertainment contents independently and producing advertising contents tailored to the needs of corporate clients.

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

Our products and services combine in-flight connectivity and entertainment. To further grow our business, we are committed to take full advantage of our partnership with China Unicom and partners to improve travelers’ experience when they connect to the Internet en route of their travel. Meanwhile, we are devoted to maintaining a versatile collection of entertainment contents covering a variety of aspects of lifestyles attracting traveling consumers. We are also satisfying the advertising needs of corporate clients through our influence on travelling consumers.

Advertisers, Sales and Marketing

Our Advertisers

Our advertisers purchase advertising time slots and locations on our advertising network either directly from us or through advertising agencies. Many advertisers negotiate the terms of the advertising purchase agreements directly with us, however we also rely on advertising agencies for a significant portion of our sales.

We have a broad base of international and domestic advertisers in various industries. In each of 2017, 2018 and 2019, advisors from one industry, which is automobiles, accounted for more than 10% of our total revenues from continuing operations. There were one, two and four of our customers accounted for more than 10% of our total revenues for 2017, 2018 and 2019, respectively.

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

Pricing

The listing prices of our air travel media services depend on the passenger flow of each airline, the needs of each airline, the number of time slots and display locations purchased, the cost of the relevant media assets, our costs for the relevant concession rights, and competition. Going forward, we intend to review our listing prices periodically and make adjustments as necessary in light of market conditions.

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

Substantially all of the advertisements on our network are provided by our advertisers. All of the advertising content displayed on our advertising network is reviewed by us to ensure compliance with PRC laws and regulations. See “—Regulation—Regulation of Advertising Services—Advertising Content.” We update advertising content for our programs played on digital TV screens on airplanes on a monthly basis. A majority of the non-advertising content played on our network is provided by third-party content providers such as Dragon TV, the Travel Channel and various satellite and cable television stations and television production companies. In January 2014, we entered into a strategic partnership with China Radio International Oriental Network (Beijing) Co., Ltd, which manages the internet TV business of China International Broadcasting Network, to operate the CIBN-AirNet channel to broadcast network TV programs to air travelers in China.

Our programming team edits, compiles and records into digital format for all of our network programs according to the programming list. Each programming list and pre-recorded program is carefully reviewed to ensure the accuracy of the order, duration and frequency as well as the appropriateness of the programming content.

Display Equipment Supplies and Maintenance

The primary hardware required for the operation of our air travel media network are the digital TV screens that we use in our media network. The majority of our digital TV screens consist of plasma display panels and LCDs. Maintaining a steady supply of our display equipment is important to our operations and the growth of our network. Our TV screen suppliers typically provide us with one-year warranties. Our service team cleans, maintains and monitors our digital TV screens on airplanes regularly.

For our traditional media platforms in airports, the primary hardware was already established when we purchased the traditional media from airports, and we do not incur significant maintenance costs in relation to these platforms.

For our gas stations media network, the primary hardware consists of basic display equipment that we install and maintain. In early 2018, the management assessed the operational underperformance of our Wi-Fi services on trains, long-haul buses and gas station media service, which indicated that the underperformance could be ascribed to i) the wide spread of 4G technology and affordable data plans; and ii) the depleting marketing budget of some of our advertisers. In order to prevent further losses while seizing the opportunities from other components such as air travel media service, we terminated our advertising service at long-haul buses, gas stations completely and scaled down our on-train Wi-Fi business significantly in 2018. Then we totally ceased operations in providing Wi-Fi services on trains in early 2019.

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

We compete primarily with several different groups of competitors in the air travel media market:

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

Intellectual Property

To protect our brand and other intellectual property, we rely on a combination of trademark and trade secret laws as well as confidentiality agreements with our employees, sales agents, contractors and others. As of August 31, 2020, we have registered 23 major trademarks and one patent in China, including “往返”, “忘返” and “众伴”. We cannot be certain that our efforts to protect our intellectual property rights will be adequate or that third parties will not infringe or misappropriate these rights.

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

Currently, our advertising business is mainly conducted through contractual arrangements with our consolidated VIEs in China, including AirNet Online, Linghang Shengshi and Iwangfan.

Our VIEs are the major companies through which we provide advertising services in China. Our subsidiary, Chuangyi Technology, has entered into a series of contractual arrangements with AirNet Online, Linghang Shengshi and Iwangfan and their shareholders under which:

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

In the opinion of our PRC legal counsel, Commerce & Finance Law Offices, save as described in this annual report, the respective ownership structures of Chuangyi Technology and our consolidated VIEs do not violate existing PRC laws and regulations, and the contractual arrangements among Chuangyi Technology and our consolidated VIEs, in each case governed by PRC law, are valid, binding and enforceable.

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

Regulation on Foreign Investment

On March 15, 2019, the Foreign Investment Law was enacted by the National People’s Congress, which became effective on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments.

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

Regulation of Advertising Services

Business License for Advertising Companies

Under applicable regulations governing advertising businesses in China, companies that engage in advertising activities must obtain from the SAMR or its local branches a business license which specifically includes within its scope the operation of an advertising business. Companies conducting advertising activities without such a license may be subject to penalties, including fines, confiscation of advertising income and orders to cease advertising operations. The business license of an advertising company is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of any relevant law or regulation. We do not expect to encounter any difficulties in maintaining our business licenses. Each of our VIEs which conducts such advertising business has obtained such a business license from the local branches of the SAMR as required by existing PRC regulations.

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

In addition, under the EIT Law and its implementing rules, dividends generated after January 1, 2008 and payable by a FIE in China to its foreign investors who are non-resident enterprises will be subject to a 10% withholding tax unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. BVI, where Broad Cosmos, our wholly owned subsidiary, is incorporated, does not have such a tax treaty with China. AN China, the 100% shareholder of Chuangyi Technology, Shenzhen Yuehang and Xi’an Shengshi, is incorporated in Hong Kong. According to the Mainland and Hong Kong Special Administrative Region Arrangement on Avoiding Double Taxation or Evasion of Taxation on Income agreed between China and Hong Kong in August 2006, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise). On October 14, 2019, the State Administration of Taxation, or the SAT, issued Announcement of the State Taxation Administration on Issuing the Measures for Non-resident Taxpayers' Enjoyment of Treaty Benefits, or SAT Circular 35, which became effective on January 1, 2020. Under these measures, our Hong Kong subsidiary needs to obtain approval from the competent local branch of the State Administration of Taxation in order to enjoy the preferential withholding tax rate of 5% in accordance with the Double Taxation Arrangement. In February 2009, SAT issued Notice No. 81. According to Notice No. 81, in order to enjoy the preferential treatment on dividend withholding tax rates, an enterprise must be the “beneficial owner” of the relevant dividend income, and no enterprise is entitled to enjoy preferential treatment pursuant to any tax treaties if such enterprise qualifies for such preferential tax rates through any transaction or arrangement, the major purpose of which is to obtain such preferential tax treatment. The tax authority in charge has the right to make adjustments to the applicable tax rates, if it determines that any taxpayer has enjoyed preferential treatment under tax treaties as a result of such transaction or arrangement. In October 2009, SAT issued another notice on this matter, or Notice No. 601, to provide guidance on the criteria to determine whether an enterprise qualifies as the “beneficial owner” of the PRC sourced income for the purpose of obtaining preferential treatment under tax treaties. Pursuant to Notice No. 601, the PRC tax authorities will review and grant tax preferential treatment on a case-by-case basis and adopt the “substance over form” principle in the review. Notice 601 specifies that a beneficial owner should generally carry out substantial business activities and own and have control over the income, the assets or other rights generating the income. Therefore, an agent or a conduit company will not be regarded as a beneficial owner of such income. On February 3, 2018, SAT issued Announcement of the State Administration of Taxation on Issues concerning “Beneficial Owners” in Tax Treaties, or Circular 9, which became effective on April 1, 2018 and superseded Notice No. 601. In comparison with Notice No. 601, Circular 9 enlarging and further explaining the scope of beneficial owner, supplementing the applicants deemed as beneficial owners who obtain proceeds from China as direct or indirect 100% shareholder, increasing the certainty of identifying beneficial owner. Since the two notices were issued, it has remained unclear how the PRC tax authorities will implement them in practice and to what extent they will affect the dividend withholding tax rates for dividends distributed by our subsidiaries in China to our Hong Kong subsidiary. If the relevant tax authority determines that our Hong Kong subsidiary is a conduit company and does not qualify as the “beneficial owner” of the dividend income it receives from our PRC subsidiaries, the higher 10% withholding tax rate may apply to such dividends.

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

In December 2006, the People’s Bank of China, or the PBOC, promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, or the PBOC Regulation, setting forth the respective requirements for foreign exchange transactions by PRC individuals under either the current account or the capital account. In January 2007, the SAFE issued implementing rules for the PBOC Regulation, which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen’s participation in the employee stock ownership plans or stock option plans of an overseas publicly-listed company. On February 15, 2012, the SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Administration for Domestic Individuals Participating in an Employee Share Incentive Plan of an Overseas-Listed Company (which replaced the old Circular 78, “Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in an Employee Stock Holding Plan or Stock Option Plan of an Overseas-Listed Company” promulgated on March 28, 2007), or the New Share Incentive Rule. Under the New Share Incentive Rule, PRC citizens who participate in a share incentive plan of an overseas publicly listed company are required to register with SAFE and complete certain other procedures. All such participants need to retain a PRC agent through a PRC subsidiary to register with SAFE and handle foreign exchange matters such as opening accounts and transferring and settlement of the relevant proceeds. The New Share Incentive Rule further requires that an offshore agent should also be designated to handle matters in connection with the exercise or sale of share options and proceeds transferring for the share incentive plan participants.

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

C. Organizational Structure

The following diagram illustrates our principal subsidiaries, VIEs and VIEs’ subsidiaries as of August 31, 2020:

Notes:

(1)

Several of our principal subsidiaries, VIEs and VIEs’ subsidiaries as of June 30, 2020 have changed their names, and the details of which is set forth as following:
AirNet Technology Inc. (formerly known as AirMedia Group Inc.) (“AirNet”);

Yuehang Sunshine Network Technology Group Co., Ltd. (formerly known as AirMedia Online Network Technology Group Co., Ltd.).

Air Esurfing Information Technology Co., Ltd. (formerly known as Beijing Yuehang Tianyi Electronic Information Technology Co., Ltd.)

(2)	Yuehang Sunshine Network Technology Group Co., Ltd. is 80.0%, 15.0% and 5.0% owned by Herman Man Guo, Qing Xu and Tao Hong, respectively. Yi Zhang divested all his equity interests in Yuehang Sunshine Network Technology Group Co., Ltd in April, 2019.

(3)	On December 15, 2016, AirNet Online and an individual signed concurrently an equity transfer agreement and an entrusted equity holding agreement, pursuant to which AirNet Online transferred 100% equity interests in Beijing Yuehang Digital Media Advertising Co., Ltd., or Beijing Yuehang, to the individual and entrusted the individual to act as the nominee shareholder of the foregoing equity interests.

In December 2017, AirNet Online signed another entrusted equity holding agreements with a third-party company, pursuant to which AirNet Online transferred 15% equity interests in Beijing Yuehang, entrusted the third-party company to act as one of the nominee shareholders of the foregoing equity interests. The entrusted equity holding agreement with this third-party company terminates upon the earlier of (i) three years from the date of the entrusted equity holding agreement or (ii) the transfer of all entrusted equity by AirNet Online to AirNet Online itself or a third party designated by AirNet Online.

The entrusted equity holding agreement signed with an individual terminated in 2019, then AirNet Online signed entrusted equity holding agreements with another individual in September 2019, pursuant to which AirNet Online transferred 85% equity interests in Beijing Yuehang to the individual, entrusted him to act as one of the nominee shareholders of the foregoing equity interest. The entrusted equity holding agreement with this individual terminates upon the earlier of (i) two years from the date of the entrusted equity holding agreement or (ii) the transfer of all entrusted equity by AirNet Online to AirNet Online itself or a third party designated by AirNet Online. AirNet Online as the actual investor in Beijing Yuehang continues to hold actual shareholder rights and receive benefits from the investment in Beijing Yuehang.

(4)	Wangfan Tianxia Network Technology Co., Ltd. is 90.0% and 10.0% owned by Herman Man Guo and Tao Hong, respectively.

(5)	Beijing Linghang Shengshi Advertising Co., Ltd. is 83.6%, 12.5%, 3.8% and 0.1% owned by Herman Man Guo, Qing Xu, Yi Zhang and Xiao Ya Zhang, respectively. Yi Zhang divested all his equity interests in Beijing Linghang Shengshi Advertising Co., Ltd in December 2018. However, the registration with local SAMR of such change in shareholders is in process as of the date of this annual report.

Substantially all of our operations are conducted through contractual arrangements with our consolidated VIEs in China, namely Linghang Shengshi, Iwangfan and AirNet Online. We do not have any equity interests in our VIEs, but instead enjoy the economic benefits derived from them through a series of contractual arrangements. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements” for a description of these arrangements.

D.            Property, Plants and Equipment

As of August 31, 2020, our headquarters are located in Beijing, China, where we lease approximately 2,199 square meters of office space. Our branch offices lease approximately 865 square meters of office space in four other locations.

In addition, we own approximately 2,109 square meters of office space in China. In September 2014 and April 2015, we entered into the agreements to purchase an office space of approximately 2,109 square meters in Beijing for a total consideration of RMB65 million ($9.4 million).

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion may contain forward-looking statements. See “Forward-looking Information.” Our actual results may differ materially from those anticipated in these forward-looking statements because of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report.

A.            Operating Results

Important Factors Affecting the Results of Operations of Our Air Travel Media Network Business

In early 2018, the management assessed the operational underperformance of our Wi-Fi services on long-haul buses and gas station media service and terminated Wi-Fi services on long-haul buses and gas station media network service in 2018, and scaled down operations in providing Wi-Fi services on trains meanwhile in 2018. Then we totally ceased operations in providing Wi-Fi services on trains in early 2019.

The operating results of our air travel media network are substantially affected by the following factors and trends.

Demand for Our Advertising Time Slots and Locations

The demand for our advertising time slots and locations for each of the last three fiscal years was directly related to our customers’ available advertising budgets and the attractiveness of our network to our customers. Our network’s attractiveness is largely affected by the coverage of our network, which in turn depends on the number of intended audience that our network has the ability to reach. The number of intended audience of our air travel media network we can reach is largely affected by the number of air travelers in China in generally and the scale of our network. The demand for air travel is in turn affected by general economic conditions, the affordability of air travel in China and certain special events that may attract air travelers into and within China. Our customers’ advertising spending was also particularly sensitive to changes in general economic conditions. The demand for our time slots and locations on airline is related to the amount of our customers’ advertising spending budget and the attractiveness of our services as a platform across major airlines for their advertisements. The amount of available advertising budget is largely affected by the general economic conditions in China. The attractiveness of our services as an advertising platform across major airlines depends on whether our service has the ability to reach the advertisers’ intended audience, which will in turn be affected by factors including the number and types of travelers who will use our service and whether advertisements on our platform can effectively attract the attention of such travelers.

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

A significant percentage of the programs played on our digital TV screens on airplanes included non-advertising content such as TV programs or public service announcements. We also generated revenues from non-advertising content obtained from third party content providers by providing to airlines. We believe that the combination of non-advertising content with advertising content makes people more receptive to our programs, which in turn makes the advertising content more effective for our advertisers. We believe this in turn allows us to charge a higher price for each advertising time slot. We closely track the program blend and advertiser demand to optimize our ability to generate revenues for each program cycle.

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

Network Coverage and Concession Fees

The demand for our advertising time slots and locations and the effective price we charged advertisers for time slots and locations on our network depended on the attractiveness and effectiveness of our network as viewed by our advertisers which, in turn, related to the breadth of our network coverage, including significant coverage on major airlines that advertisers wish to reach. As a result, it has been, and will continue to be, important for us to secure and retain concession rights contracts to place our programs on major airlines and to increase the number of programs we place on those airlines. It is also important to our results of operations of our advertising business that we secure and retain these concession rights contracts on commercially advantageous terms.

Concession fees constituted a significant portion of our cost of revenues. Concession fees tend to increase over time, and a significant increase in concession fees will increase our cost while our revenues may not increase proportionately, or at all. Therefore, it will be important to our results of operations that we secure and retain these concession rights contracts on commercially advantageous terms.

Revenues

We mainly generate revenues from the sale of advertising time slots and locations on our advertising network.

	Fiscal Years Ended December 31,
	2017		2018		2019
	Amount	% of Total Revenues	Amount	% of Total Revenues	Amount	% of Total Revenues
	(in thousands of U.S. dollars, except percentages)
Air Travel Media Network	$18,702	76.9%	$22,212	89.7%	$25,954	99.0%
Gas station Media Network	4,093	16.8%	413	1.6%	—	—
Other Media	1,533	6.3%	2,151	8.7%	271	1.0%
Total revenues	24,328	100.0%	24,776	100.0%	26,225	100.0%
Business tax and other sales tax	(569)	(2.3)%	(230)	(0.9)%	(203)	(0.8)%
Net revenues	$23,759	97.7%	$24,546	99.1%	$26,022	99.2%

Revenues from Air Travel Media Network and Other Media

Our air travel media network revenues from operations in 2017, 2018 and 2019 consisted of revenues from digital frames in airports in the form of TV-attached digital frames in airports, digital TV screens in airports, digital TV screens on airplanes, traditional media in airports and other revenues in air travel.

Revenues from our air travel media network accounted for 76.9%, 89.7% and 99.0% of our total revenues for the years ended December 31, 2017, 2018 and 2019, respectively. Our network consisted of seven airlines as of December 31, 2017 and 2018, and six airlines as of December 31, 2019.

Revenues from other media were primarily revenues from our trains Wi-Fi advertising promotion, public account promotion, long-haul buses Wi-Fi advertising. Starting from early 2018, we gradually ceased our operations of Wi-Fi service on long-haul buses, and scaled down operations in providing Wi-Fi services on trains, which was then ceased in 2019.

The most significant factors that directly or indirectly affect our revenues from digital TV screens on airplanes and other revenues in air travel include the following:

•	our ability to retain existing advertisers and attract new advertisers;

•	our ability to retain existing concession rights to operate digital TV screens on airplanes and to add additional airlines to our network;

•	our ability to continue providing effective advertising solutions that enable advertisers to reach their target audiences;

•	the demand in general for air travel media network; and

•	the state of the PRC and global economy.

Revenues from Gas Station Media Network

Revenues from our gas station media network, consisting of outdoor advertising platforms such as LED screens, billboards and light boxes at Sinopec gas stations in China, accounted for 16.8%, 1.6% and 0% of our total revenues for the years ended December 31, 2017, 2018 and 2019, respectively. In early 2018, the management assessed the operational underperformance of our gas station media service, which indicated that the underperformance could be ascribed to (i) the wide spread of 4G technology and affordable data plans; and (ii) the depleting marketing budget of some of our advertisers. In order to prevent further losses while seizing the opportunities from other components such as air travel media network, we ceased our operations of our gas station media services in 2018. No further revenues will be generated from gas station media network in 2019 and thereafter.

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

Pursuant to the Circular on Adjustment of Governmental Funds by the Ministry of Finance of China on April 22, 2019, which took effect on July 1, 2019, the construction fee for cultural undertakings attributed to the central government reduces by 50%, and the construction fee for cultural undertakings attributed to regional government reduced by a percentage within the limits of 50%.

Cost of Revenues

During the periods covered by this annual report, our cost of revenues consisted primarily of concession fees, agency fees and advertisement publishing fees, non-deductible input VAT that generate in prior years and other costs, including equipment depreciation costs, operating costs and non-advertising content costs. The following table sets forth the major components of our cost of revenues, both in absolute amounts and as percentages of net revenues for the periods indicated.

	Fiscal Years Ended December 31,
	2017		2018		2019
	Amount	%	Amount	%	Amount	%
	(in thousands of U.S. Dollars, except percentages)
Net revenues	$23,759	100.0%	$24,546	100.0%	$26,022	100.0%
Cost of revenues
Concession fees	(28,559)	(120.2)%	(20,976)	(85.5)%	(13,526)	(52.0)%
Agency fees and advertisement publishing fees	(4,675)	(19.7)%	(4,879)	(19.9)%	(7,003)	(26.9)%
Non-deductible input VAT that generate in prior years	—	—	—	—	(10,998)	(42.3)%
Others	(25,733)	(108.3)%	(6,775)	(27.6)%	(2,060)	(7.9)%
Total cost of revenues	$(58,967)	(248.2)%	$(32,630)	(133.0)%	$(33,587)	(129.1)%

Concession Fees

We incur concession fees to airlines for placing our programs on their digital TV screens, to gas stations for operating our media displays and to train administration authorities for our Wi-Fi business. This type of fee constitutes a significant portion of our cost of revenues. Most of the concession fees paid to airlines were fixed under the relevant concession rights contracts with escalation clauses, which required fixed fee increases over each year of the relevant contract, and payments were usually due three or six months in advance.

We recorded these concession fees related to Wi-Fi business in the amount of $9.5 million, $5.1 million and nil in 2017, 2018 and 2019, respectively. The concession fee related to Wi-Fi business decreased significantly from 2018 and 2019 mainly due to the fact that we gradually ceased our operations of Wi-Fi service on long-haul buses and scaled down operations in providing Wi-Fi services on trains since early 2018 and totally ceased operations in providing Wi-Fi services on trains in 2019.

The rest of our concession fees consisted of those related to our non-Wi-Fi business, that is air travel media network business and gas station business, and decreased from $19.1 million in 2017 to $15.9 million in 2018 and $13.5 million in 2019. The decreased since 2018 was mainly due to that we ceased our gas station business in 2018. No further confession fees related to non-Wi-Fi business will be generated from gas stations in following years.

Agency Fees and Advertisement Publishing Fees

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

Non-deductible input VAT that generate in prior years

We recognized the certified input VAT as asset. In 2018, we ceased operation in gas station media network and on long-haul bus Wi-Fi, and planned to dispose the assets related to these businesses. The input VAT was expected to be used to deduct the output VAT of assets disposal. However, in 2019, only a small part of the related assets has been discarded instead of disposal, and for the remaining, we estimated that these assets would not be disposed in the future, and no such output VAT would generate. Apart from that, the entities with relevant business were expected not to generate enough revenue of which the output VAT could cover the balance of input VAT. As a result, we recognized a cost of non-deductible input VAT that generate in prior years of $11.0 million for the year ended December 31, 2019.

Others

Other cost of revenues includes the following:

•	Equipment Depreciation. Generally, we capitalized the cost of our airline related equipment, digital TV screens, light boxes, LED screens and billboards in the gas station media network and related Wi-Fi equipment and PAD on high-speed trains and recognized depreciation costs on a straight-line basis over the term of their useful lives, which we estimate to be five years. The primary factors affecting our depreciation costs were the number of digital TV screens, LED screens in gas stations and Wi-Fi equipment and the unit cost and impairment for those equipment, as well as the remaining useful life of the equipment. The depreciation costs decreased significantly in 2018 due to the impairment on equipment in 2017 and remained at a low level in 2019.

•	Equipment Maintenance Cost. Our maintenance cost consisted of salaries for our network maintenance staff, travel expenses in relation to on-site visits and monitoring and costs for materials and maintenance in connection with the upkeep of our media network. The primary factor affecting our equipment maintenance cost was the size of our network maintenance staff.

•	Non-advertising Content Cost. The programs on the majority of our digital TV screens combine advertising content with non-advertising content, such as comedy clips, movie and TV series. Our standard programs in airports currently include 40 minutes of non-advertising content during each hour of programming and are shown for approximately 16 hours per day. Our in-flight programs typically range from approximately 45 to 120 minutes per flight, approximately 40 to 45 minutes of which consist of non-advertising content. The majority of the non-advertising content broadcast on our network was provided by third-party content providers such as various local television stations and television production companies. We pay a fixed price for some content.

As we gradually ceased our operation of Wi-Fi service on long-haul buses and our gas stations media services, scaled down operations in Wi-Fi service on trains since early 2018, our other cost of revenues decreased in 2018 significantly compared to that in 2017. As we ceased our operations in Wi-Fi service on trains since early 2019, our other cost of revenues continued to decrease from 2018 to 2019.

Operating Expenses

During the periods covered by this report, our operating expenses consisted of general and administrative expenses, selling and marketing expenses and research and development expenses. The following table sets forth the two components of our operating expenses, and as a percentage of net revenues for the periods indicated.

	Fiscal Years Ended December 31,
	2017		2018		2019
	Amount	%	Amount	%	Amount	%
	(in thousands of U.S. Dollars, except percentages)
Net revenues	$23,759	100.0%	$24,546	100.0%	$26,022	100.0%
Operating expenses
General and administrative expenses	(62,818)	(264.4)%	(31,502)	(128.3)%	(20,208)	(77.7)%
Selling and marketing expenses	(12,747)	(53.7)%	(7,492)	(30.5)%	(4,445)	(17.1)%
Research and development expenses	(689)	(2.9)%	(1,110)	(4.5)%	(1,157)	(4.4)%
Impairment of fixed assets, prepaid equipment cost and intangible assets	(67,342)	(283.4)%	(564)	(2.3)%	—	—
Total operating expenses	$(143,596)	(604.4)%	$(40,668)	(165.7)%	$(25,810)	(99.2)%

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

Research and Development Expenses

Our research and development expenses consisted primarily of salaries and benefits for our research and development personnel, office and utility expenses related to our research and development activities, travel expenses incurred by our research and development personnel and other research and development related expenses.

Impairment of fixed assets, prepaid equipment cost and intangible assets

In the second half of 2017, the management was alerted of the trend of recording operational losses continued in providing Wi-Fi services on trains and long-haul buses and media services on gas station. Meanwhile the management noticed that the willingness to spend on marketing expenses targeting travelers by trains, buses and gas station was projected strong and growing. Given the projected potential with exclusivity to provide such services, the management concluded that operations in both business components should continue and be reviewed in the first quarter of 2018. Upon the scheduled review in the first quarter of 2018, a flag was risen when the operational loss was widened and the willingness to spend on marketing was depleting and diminishing. Immediately, the management halted operations in providing Wi-Fi services on long-haul buses and media services in gas station, scaled down operations in providing Wi-Fi services on trains, and commissioned a comprehensive review on the sustainability of both business components. Upon completion of the review, the management exercised prudently to record impairments in both business components in 2017. In addition, we accrued a fully impairment loss for the leasehold improvement and the construction in progress equipment of Tianjin VR store for the year ended December 31, 2018 because Tianjin VR store did not go into operation. For the year ended December 31, 2019, the management assessed that no impairment should be accrued for fixed assets, prepaid equipment cost and intangible assets.

Taxation

Cayman Islands

We are an exempted company incorporated in the Cayman Islands. The Cayman Islands currently levies no taxes on Islands or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty.

British Virgin Islands

We are exempted from income tax in the British Virgin Islands on our foreign-derived income. There are no withholding taxes in the British Virgin Islands.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, from the year of assessment 2018/2019 onwards, the subsidiaries in Hong Kong are subject to profits tax at the rate of 8.25% on assessable profits up to HK$2.0 million; and 16.5% on any part of assessable profits over HK$2.0 million. Under the Hong Kong tax laws, we are exempted from the Hong Kong income tax on our foreign-derived income. In addition, payments of dividends from our Hong Kong subsidiary to us are not subject to any Hong Kong withholding tax. No provision for Hong Kong profits tax was made as we had no estimated assessable profit that was subject to Hong Kong profits tax during 2017 and 2018, while a small profit was accrued during 2019.

PRC

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

Chuangyi Technology was recognized as a HNTE and maintained the status that would allow for a reduced 15% tax rate under EIT Law in 2017. Hence, Chuangyi Technology was subject to an EIT rate of 15%, 25% and 25% in 2017, 2018, and 2019, respectively.

Xi’an Shengshi is subject to EIT at a rate of 25% from 2017 afterwards.

Shenzhen Yuehang is subject to EIT at a rate of 25% from 2013 afterwards.

Linghang qualified for the HNTE at the end of 2017 and entitled to an EIT rate of 15% until December 26, 2020.

Air Esurfing qualified for the HNTE in 2018 and entitled to an EIT rate of 15% until September 10, 2021.

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

We do not believe we and our subsidiaries established outside of the PRC are PRC resident enterprises. However, if the PRC tax authorities subsequently determine that we and our subsidiaries established outside of China should be deemed as a resident enterprise, we and our subsidiaries established outside of China will be subject to PRC income tax at a rate of 25%. In addition, under the EIT law, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign investors who are non-resident enterprises are subject to 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The BVI, where Broad Cosmos and Air Net International, our wholly owned subsidiaries, are incorporated, do not have such a tax treaty with China. Air Net (China) Limited, the 100% shareholder of Chuangyi Technology, Shenzhen Yuehang and Xi’an Shengshi, is incorporated in Hong Kong. According to the Mainland and Hong Kong Special Administrative Region Arrangement on Avoiding Double Taxation or Evasion of Taxation on Income agreed between China and Hong Kong in August 2006, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise). However, if the Hong Kong company is not considered to be the beneficial owner of dividends paid to it by its PRC subsidiaries under a tax notice promulgated on October 27, 2009 and the bulletin No.30 of 2012, such dividends would be subject to withholding tax at a rate of 10%. See “Item 3. Key Information — D. Risk Factors — Risks Related to our Business — Dividends payable to us by our wholly-owned operating subsidiaries may be subject to PRC withholding taxes, or we may be subject to PRC taxation on our worldwide income, and dividends distributed to our investors may be subject to more PRC withholding taxes under the PRC tax law.”

Critical Accounting Policies

The selection of critical accounting policies should be considered when reviewing our financial statements. For further information on our critical accounting policies, see Note 2 to our consolidated financial statement.

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

Revenue Recognition

On January 1, 2018, we adopted ASC Topic 606, “Revenue from Contracts with Customers”, applying the modified retrospective method. The adoption did not result in a material adjustment to the accumulated deficit as of January 1, 2018.

In accordance with ASC Topic 606, revenues are recognized when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. In determining when and how much revenue is recognized from contracts with customers, we perform the following five-step analysis: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

Our contracts with customers do not include multiple performance obligations, significant financing component and any variable consideration.

We are a principal as we control the specified good or service before that good or service is transferred to a customer. We are primarily responsible for fulfilling the promise to provide the specified good or service, have inventory risk before the specified good or service has been transferred to a customer and have discretion in establishing the price for the specified good or service.

Generally, we recognize revenue under ASC Topic 606 for each type of our performance obligation either over time (generally, the transfer of a service) or at a point in time (generally, the transfer of content) as follows:

Our revenues are derived from selling advertising time slots on our advertising networks. For the years ended December 31, 2017, 2018 and 2019, the advertising revenues were generated from air travel media network including TV-attached digital frames in airports, digital TV screens in airports, digital TV screens on airlines, gas station media network and other media network such as on-train and on long-haul bus Wi-Fi.

Revenue by service categories:

	For the years ended December 31,
	2017	2018	2019
	(in thousands of U.S. Dollars)
Revenues from operations:

Air Travel Media Network	$18,702	$22,212	$25,954
Gas Station Media Network	4,093	413	-
Other Media	1,533	2,151	271
	$24,328	$24,776	$26,225

Air Travel Media Network: Through air travel media network, revenues were generated from digital frames in airports in the form of TV-attached digital frames, digital TV screens in airports and digital TV screens on airplanes. There are also other revenues in air travel media network mainly include revenues from the display of media contents in air travel. For the advertising business, we typically sign standard contracts with our advertising clients, who require us to run the advertiser's advertisements on our network in airports, airlines for a period of time which is the only performance obligation for a fixed price agreed in the contracts without variable considerations. We recognize advertising revenues ratably over the service period for which the advertisements are displayed, so long as collection remains probable.

Gas Station Media Network: Through gas station media network, we sell advertising time slots through digital TV screens in gas stations which is the only performance obligation included in the contracts. We sign fixed fee contracts with the end customers or agencies for a specified period. The revenue is recognized on a straight-line basis over the specified period. This business is ceased in 2018 and no continuing revenue will be generated from gas station in following years.

Other Media: Through other media network such as on-train and on long-haul bus Wi-Fi network and self-owned and third parties’ public accounts, the Company provides Wechat public account promotion and advertising and promotion articles publishing. For the public account promotion business, the passengers in the trains could connect to Wi-Fi for free via the Company's Wi-Fi equipment after registered as a member to that public account as a follower in WeChat. The Company charges a fix rate per new member and collects service fee from the client who owns the public accounts. For the advertising and promotion articles publishing business, the Company has developed a public accounts pool which have already accumulated hundreds and thousands of registered users (there are both self-owned and third parties’ public accounts). Wechat public account promotion through on long-haul bus Wi-Fi network and on-train Wi-Fi network was ceased in 2018 and 2019 respectively.

Deferred Revenue

Prepayments from customers for advertising service are deferred when corresponding performance obligation is not satisfied and recognized as revenue when the advertising services are rendered. The balance of deferred revenue as of December 31, 2019 is $2.8 million, the majority of which is $1.7 million for the unsatisfied performance obligation with two customers with contracts amount of $1.7 million.

Nonmonetary exchanges

We occasionally exchange advertising time slots and locations with other entities for assets or services, such as equipment and other assets. The amount of assets and revenue recognized is based on the fair value of the advertising provided or the fair value of the transferred assets, whichever is more readily determinable. There were no revenue recognized for nonmonetary transactions for the years ended December 31, 2017 and 2018. In 2019, we provided advertising time slots and locations to SINOPEC Yijie Sales Co., Ltd. (“Yijie”) as a part of settlement of the concession fee due to Yijie and recognized revenue of $792. In the meantime, we provided gas station display network equipment to settle $3,678 concession fee due to Yijie. we also entered into a contract with Beijing Kingsoft Co., Ltd.(“Kingsoft”) on providing advertising services in exchange for office software with a consideration amounted to $431. As of December 31, 2019, we have received the office software and accounted it as property and equipment, while a deferred revenue was accrued in the meantime as the agreed advertising services has not been provided. No direct costs are attributable to the revenues.

Concession Fees

We enter concession right agreements with vendors such as airlines and railway bureaus, under which we obtain the right to use the spaces or equipment of the vendors to display the advertisements.

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

Agency Fees and Advertisement Publishing Fees

We pay fees to advertising agencies for identifying and introducing advertisers to us and assisting in advertisement publishing based on a certain percentage of revenues made through the advertisement agencies upon receipt of payment from advertisers. The agency fees and advertisement publishing fees are charged to cost of revenues in the consolidated statements of operations ratably over the period in which the advertisement is displayed. Prepaid and accrued agency fees and advertisement publishing fees are recorded as current assets and current liabilities according to relative timing of payments made and advertising service provided.

Allowance for Doubtful Accounts

We conduct credit evaluations of clients and generally do not require collateral or other security from clients. We establish an allowance for doubtful accounts based upon estimates, historical experience and other factors surrounding the credit risk of specific clients and utilizes both specific identification and a general reserve to calculate allowance for doubtful accounts. The amount of receivables ultimately not collected by us has generally been consistent with expectations and the allowance established for doubtful accounts. If the frequency and amount of customer defaults change due to the clients’ financial condition or general economic conditions, the allowance for uncollectible accounts may require adjustment. As a result, we continuously monitor outstanding receivables and adjusts allowances for accounts where collection may be in doubt.

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

We make various assumptions and estimates regarding estimated future cash flows and other factors in determining the fair values of the respective assets. The assumptions and estimates used to determine future values and remaining useful lives of long-lived assets are complex and subjective. They can be affected by various factors, including external factors such as industry and economic trends, and internal factors such as our business strategy and its forecasts for specific market expansion.

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

The impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than not to be sustained upon audit by the relevant tax authorities. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, we classify the interest and penalties, if any, as a component of the income tax expense. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100 thousand. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. According to Hong Kong Inland Revenue Department, the statute of limitation is six years if any company chargeable with tax has not been assessed or has been assessed at less than the proper amount, the statute of limitation is extended to 10 years if the underpayment of taxes is due to fraud or willful evasion.

In 2018, we incurred penalties of $4.3 million related to underpayment or delayed payment for income tax expense of previous years. The tax penalty of $2.7 million is charged for one-year delay of income tax payment of 2015 rising from the gain on transferring 75% equity of AM Advertising and the tax penalty of $1.7 million is charged for the unpaid income tax expense of 2016 for the deduction of bad debt allowance from taxable income before tax without chasing up for debt and filing a special declaration of loss in asset. We accrued $12.7 million on this according to U.S. GAAP as of December 31, 2015, so that there was unpaid tax payable of $11.1 million as of December 31, 2018 and 2019 after the Company paid off the total penalties in 2018. We assessed that the unpaid tax liability was considered an uncertain tax position as of December 31, 2018 and 2019 as it is not more likely than not to be sustained on audit if the tax authorities were to re-examine this position. As this tax position occurred in the 2016 tax filing, the statute of limitations will expire as of December 31, 2020. If there is no tax examination by the end of 2020, the uncertain tax position will be eliminated as a result of the lapse of the applicable statute of limitations.

We evaluate each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2019, we had $11.1 million of unrecognized tax benefits that if recognized would affect the annual effective tax rate. We believe that it is reasonably possible that a decrease of $11.1 million in unrecognized tax benefits may occur over the next twelve months due to a lapse of the applicable statute of limitations.

We incurred penalties of nil, $4.3 million and nil related to underpayment or delayed payment for income tax expense for the years ended December 31, 2017, 2018 and 2019. As of December 31, 2018, all the penalties in 2018 have been paid off. For years ending December 31, 2017, 2018 and 2019, we recognized no interest expense related to unrecognized tax benefits. We are not currently under examination by any income taxing authority, nor has it been notified of an impending examination. As of December 31, 2019, tax years 2015 to present are subject to examination by the tax authorities.

Reclassifications

Certain prior year amounts in the consolidated financial statements have been reclassified to conform with the current year presentation. These reclassifications have not changed the results of operations of prior periods.

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

	Years Ended December 31,
	2017	2018	2019
	(in thousands of U.S. Dollars, except share, per share and per ADS data)
Consolidated Statements of Operations Data:
Revenues:
Air Travel Media Network	18,702	22,212	25,954
Gas Station Media Network	4,093	413	-
Other Media	1,533	2,151	271
Total revenues	24,328	24,776	26,225
Business tax and other sales tax	(569)	(230)	(203)
Net revenues	23,759	24,546	26,022
Cost of revenues	(58,967)	(32,630)	(33,587)
Gross loss	(35,208)	(8,084)	(7,565)
Operating expenses:
Selling and marketing	(12,747)	(7,492)	(4,445)
General and administrative	(62,818)	(31,502)	(20,208)
Research and development	(689)	(1,110)	(1,157)
Impairment of fixed assets, prepaid equipment cost and intangible assets	(67,342)	(564)	—
Total operating expenses	(143,596)	(40,668)	(25,810)
Loss from operations	(178,804)	(48,752)	(33,375)
Interest income (expense), net	2,645	(106)	(436)
Loss from and impairment on long-term investments	(2,603)	(52,337)	(2,703)
Other income, net	214	7,926	3,301
Loss from operations before income taxes	(178,548)	(93,269)	(33,213)
Less: income tax expenses	633	150	691
Net loss	(179,181)	(93,419)	(33,904)
Less: Net loss attributable to noncontrolling interests	(22,705)	(3,322)	(2,427)
Net loss attributable to AirNet Technology Inc.’s shareholders	$(156,476)	$(90,097)	$(31,477)

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Net Revenues. Our net revenues increased by 6.0% to $26.0 million in 2019 from $24.5 million in 2018. The increase was primarily due to the increase in revenues from air travel media network.

Revenues from air travel media network: Revenues from air travel media network increased by 16.8% from $22.2 million in 2018 to $26.0 million in 2019. Among our revenues from air travel media network, revenues from digital TV screens on airplanes were $20.9 million and $23.7 million in 2018 and 2019, respectively. The increase in revenues from digital TV screens on airplanes mainly resulted from a strong advertising market and an increase in advertisers’ demand for digital TV screens.

Revenues from the gas station media network: We did not record revenue from the gas station media network in 2019, as compared with revenues from this segment of $0.4 million in 2018, because we gradually ceased our gas station media services starting in 2018.

Revenues from other media: Revenues from other media were primarily revenues from our trains Wi-Fi advertising promotion and public account promotion. Revenues from other media decreased by 87.4% to $0.3 million in 2019 from $2.2 million in 2018, primarily due to that we ceased our operations in Wi-Fi service on long-haul buses and trains in 2018 and 2019, respectively.

Cost of Revenues. Our cost of revenues increased by 2.9% to $33.6 million in 2019 from $32.6 million in 2018. Our cost of revenues as a percentage of our net revenues decreased to 129.1% in 2019 from 133.0% in 2018. This increase was mainly due to a cost of non-deductible input VAT that generate in prior years, partially offset by significant decrease in our concession fee costs. Cost of non-deductible input VAT that generate in prior years were nil and $11.0 million for the year ended December 31, 2018 and 2019, respectively, mainly due to the fact that we ceased the operation in gas station media network and on long-haul bus Wi-Fi in 2018, and planned to dispose the assets related to these business, the input VAT was expected to be used to deduct the output VAT of assets disposal. However, in 2019, only a small part of the related assets has been discarded instead of disposal, and for the remaining, we estimate that these assets would not be disposed in the future, and no such output VAT would generate. Apart from that, the entities with relevant business were expected not to generate enough revenue of which the output VAT could cover the balance of input VAT. Concession fees decreased by 35.5% to $13.5 million in 2019 from $21.0 million in 2018, resulting from no confession fee of long-haul buses, gas station and trains recognized in 2019. Concession fees as a percentage of net revenues decreased to 52.0% in 2019 from 85.5% in 2018. The concession fees of long-haul buses, gas station and trains decreased significantly because we ceased operation of Wi-Fi service on long-haul buses and our gas station media services, and scaled down operations in providing Wi-Fi services on trains starting from 2018, and then totally ceased Wi-Fi services on trains in 2019. The concession fees of airline increased by $1.2 million mainly due to the decrease in the agreed-upon refund received from BEMC that deduct the concession fee.

Operating Expenses. Our operating expenses decreased by 36.5% to $25.8 million in 2019 from $40.7 million in 2018.

•	Selling and Marketing Expenses. Our selling and marketing expenses decreased by 40.7% to $4.4 million in 2019 from $7.5 million in 2018. Our selling and marketing expenses mainly consisted of $3.0 million and $5.0 million staff expenses for the year ended December 31, 2019 and 2018, respectively. The selling expense decreased primarily due to the decrease of staff numbers, because we ceased operations of Wi-Fi service on long-haul buses and our gas station media services, and scaled down operations in providing Wi-Fi services on trains in early 2018, and then totally ceased operations in Wi-Fi services on trains in 2019.

•	General and Administrative Expenses. Our general and administrative expenses decreased by 35.9% to $20.2 million in 2019 from $31.5 million in 2018. This decrease was mainly due to the decrease in our staff expenses and bad debt expenses. The staff expenses decreased to $7.1 million in 2019 from $10.4 million in 2018, because we ceased our operations of Wi-Fi service on long-haul buses and gas station media services, and scaled down operations in providing Wi-Fi services on trains in early 2018, and then totally ceased operations in Wi-Fi services on trains in early 2019. Our bad debt expenses decreased to $7.2 million in 2019 from $11.9 million in 2018 primarily due to the decrease in allowance provided for other current assets, accounts receivable and amount due from related parties, partially offset by the increase in allowance provided for prepaid equipment cost of air Wi-Fi and satellite equipment.

•	Research and Development Expenses. Our research and development expenses increased by 4.2% to $1.2 million in 2019 from $1.1 million in 2018. This increase was mainly due to the fact that we kept developing our technology in airline Wi-Fi related software and we completed development of seven software in 2019.

•	Impairment of fixed assets, prepaid equipment cost and intangible assets. Our impairment of fixed assets, prepaid equipment cost and intangible assets decreased by 100% to nil in 2019 from $0.6 million in 2018, primarily due to that the fact that fixed assets and prepaid equipment cost related to gas station, bus and train business were fully impaired in 2018 and before, while , and intangible assets were fully impaired in 2017 and no impairment indicators noticed in 2019.

Loss from Operations. We recorded a loss from operations of $33.4 million in 2019, as compared to a loss from operations of $48.8 million in 2018 as a cumulative result of the above factors.

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

Operating Expenses. Our operating expenses decreased by 71.7% to $40.7 million in 2018 from $143.6 million in 2017.

•	Selling and Marketing Expenses. Our selling and marketing expenses decreased by 41.2% to $7.5 million in 2018 from $12.7 million in 2017. Our selling and marketing expenses mainly consisted of $5.0 million and $8.4 million staff expenses for the year ended December 31, 2018 and 2017, respectively. The selling expense decreased significantly primarily due to the decrease of staff numbers, because we ceased operations of Wi-Fi service on long-haul buses and our gas station media services, and scaled down operations in providing Wi-Fi services on trains in early 2018.

•	General and Administrative Expenses. Our general and administrative expenses decreased by 49.9% to $31.5 million in 2018 from $62.8 million in 2017. This decrease was mainly due to the significant decrease in our bad debt expenses and staff expenses. Our bad debt expenses decreased to $11.9 million in 2018 from $37.3 million in 2017. The staff expenses decreased to $10.4 million in 2018 from $12.2 million in 2017, because we ceased our operations of Wi-Fi service on long-haul buses and gas station media services, and scaled down operations in providing Wi-Fi services on trains in early 2018.

•	Research and Development Expenses. Our research and development expenses increased by 61.1% to $1.1 million in 2018 from $ 0.7million in 2017. This increase was mainly due to the fact that we started to focus on developing our technology in airline Wi-Fi related software in 2018 as we ceased our operations of Wi-Fi service on long-haul buses and gas station media services, and scaled down operations in providing Wi-Fi services on trains in early 2018.

•	Impairment of fixed assets, prepaid equipment cost and intangible assets. Our impairment of fixed assets, prepaid equipment cost and intangible assets decreased by 99.2% to $0.6 million in 2018 from $67.3 million in 2017, primarily resulting from the impairment due to the unexpected operational underperformance from Wi-Fi services on trains, long-haul buses and gas station media service in 2017 of $66.8 million.

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

On February 15, 2019, the Company granted 4,300,000 options to its employees under the 2012 Option Plan to purchase the Company’s ordinary shares at an exercise price of $0.24 per share. One twelfth of these options will vest each quarter through February 15, 2022. The expiration date will be 5 years from the grant date.

On March 1, 2019, the Company granted 1,200,000 options to its employees under the 2012 Option Plan to purchase the Company’s ordinary shares at an exercise price of $0.23 per share. One sixteenth of these options will vest each quarter through March 1, 2023. The expiration date will be 5 years from the grant date.

The fair value of each option granted was estimated on the date of grant/modification using the Black-Scholes option pricing model.

We recorded share-based compensation of $0.3 million, $0.1 million and $0.2 million for the years ended December 31, 2017, 2018 and 2019, respectively.

Inflation

Historically inflation has not had a significant effect on our business. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2017, 2018 and 2019 was increase of 1.8%, 1.9%, and 4.5%, respectively.

Although it has not materially impacted our results of operations in 2019, we can provide no assurance that we will not be affected in the future by potentially higher rates of inflation in China. For example, certain operating costs and expenses, such as employee compensation and office operating expenses, may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalent, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

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

The Company incurred losses from operations of $48.8 million and $33.4 million for the years ended December 31, 2018 and 2019. As of December 31, 2019, the Company had accumulated deficits of $293.9 million. The Company had negative cash flows from operating activities for the years ended December 31, 2018 and 2019 of $19.8 million and $14.9 million, respectively. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

The Company intends to meet the cash requirements for the next 12 months from the issuance date of this report through a combination of bank loan, financing by way of private placements, friends, family and business associates and management financial support. The Company will focus on the following activities:

•	The Company plans to strengthen the air travel media network business to drive its revenues and bring in cash from operation;

•	The Company is focusing on improving operation efficiency and cost reduction to standardize operations, enhance internal controls, and create synergy of the Company’s resources;

•	The Company has also acquired the financial support letter from Mr. Man Guo, CEO and the principle shareholder of the Group, and his spouse, Mrs. Dan Shao who have expressed the willingness and intention to provide the necessary financial support to the Company, so as to enable the Company to meet its liabilities as and when it falls due and to carry on its business without a significant curtailment of operations for the next 12 months from the issuance date of this annual report.

As a result, management prepared the consolidated financial statements assuming the Company will continue as a going concern. As described above, the Company has a significant working capital deficiency, has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described above. However, there is no assurance that the measures above can be achieved as planned. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Cash Flow

The following table shows our cash flows with respect to operating activities, investing activities and financing activities for the years ended December 31, 2017, 2018 and 2019:

	Years Ended December 31,
	2017	2018	2019
	(in thousands of U.S. Dollars)
Net cash used in operating activities	(58,570)	(19,774)	(14,916)
Net cash (used in) provided by investing activities	(47,166)	20,096	4,440
Net cash provided by (used in) financing activities	874	(1,695)	(4,323)
Effect of exchange rate changes	5,787	(1,560)	219
Net decrease in cash, cash equivalents and restricted cash	(99,075)	(2,933)	(14,580)
Cash, cash equivalents and restricted cash at the beginning of the year	117,547	18,472	15,539
Cash, cash equivalents and restricted cash at the end of the year	18,472	15,539	959

Operating Activities

Net cash used in operating activities was $14.9 million for the year ended December 31, 2019. Net cash used in operating activities was primarily attributable to (1)  a net loss of $33.9 million adjusted by non-cash cost of non-deductible input VAT that generate in prior years of $11.0 million, bad debt expenses of $7.2 million, loss and impairment on long-term investment of $2.7 million, and other income on concession payable no need to be paid of $4.1 million; (2) an increase in other current assets of $2.5 million, partially offset by a decrease in accounts payable of $1.9 million.

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

Investing Activities

Net cash provided by investing activities was $4.4 million for the year ended December 31, 2019. Net cash provided by investing activities was primarily attributable to the proceed from disposal of long-term investment of $7.2 million, partially offset by the purchase of property and equipment of $2.8 million.

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

Financing Activities

Net cash used in financing activities amounted to $4.3 million for the year ended December 31, 2019, mainly consisting of cash repaid for short-term loan of $11.9 million and cash paid for non-controlling interests withdraw of $1.1 million, partially offset by cash received from short-term loan of $5.9 million and cash received from loan due to related parties of 2.9 million.

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

Capital Expenditures

Our capital expenditures were made primarily to purchase equipment for our network and our development in technology of airline Wi-Fi.

Our capital expenditures were $7.2 million in 2017, $3.6 million in 2018, and $2.8 million in 2019, respectively.

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

C.            Research and Development, Patents and Licenses, Etc.

We have been developing certain technologies for airline Wi-Fi purposes. However, our financial commitment to development of these technologies has been limited. We incurred research and development expense of $0.7 million, $1.1 million and $1.2 million for the year ended December 31, 2017, 2018 and 2019, respectively. While we are interested in and may experiment with new technologies from time to time, we do not intend to materially increase our research and development spending in the foreseeable future.

D.            Trend Information

The COVID-19 has resulted in quarantines, travel restrictions, and temporary closure of facilities in China and many other countries since early 2020. Consequently, the COVID-19 outbreak may materially adversely affect our business, results of operations and financial condition for the current fiscal year and beyond, including but not limited to business disturbances, slowdown in revenue growth and delayed collection of accounts receivables from our customers. Because of the significant uncertainties surrounding the COVID-19 outbreak, the extent of business disturbances and related financial impact cannot be reasonably estimated at this time. See “Item 3. Key Information— D. Risk Factors” of this annual report.

Other than as disclosed in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

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

F.            Tabular Disclosure of Contractual Obligations

We have entered into operating lease agreements primarily for our office spaces in China. These leases expire through 2021 and are renewable upon negotiation. In addition, the contract terms of our concession rights contracts are usually three to five years. Most of these concession rights expire through 2022 and are renewable upon negotiation. The following table sets forth our contractual obligations and commercial commitments as of December 31, 2019:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of U.S. Dollars)
Operating lease agreements	$1,627	$1,045	$582	$-	$-
Concession rights contracts	10,593	10,593	-	-	-
Total	$12,220	$11,638	$582	$-	$-

G.            Safe Harbor

See “Forward-Looking Information”.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            Directors and Senior Management

The following table sets forth certain information regarding our directors and executive officers as of the date of this annual report.

NAME	AGE	POSITION
Herman Man Guo	56	Chairman, Chief Executive Officer and Director
Xin Li	43	Chief Financial Officer
Qing Xu	59	Director and Executive President
Dong Wen	54	Independent Director
Songzuo Xiang	55	Independent Director
Hua Zhuo	50	Independent Director
Hong Zhou	47	Chief Operating Officer
Rong Guo	51	Vice President

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

Mr. Xin Li has served as our chief financial officer since March 2019. Mr. Li Xin has extensive experience in the management of companies and connections in the investment sector. Prior to joining us, Mr. Li was an assistant to president and the CFO of Grass Green Group, where he led several investment and M&A projects, both domestically and internationally. Before joining Grass Green Group, Mr. Li was a managing director of CICFH Fund Management Co., Ltd. (the “CICFH”) and concurrently served as CFO of the fund’s portfolio company in 2016 and 2017. Prior to joining CICFH, Mr. Li held senior professional positions in several large investment institutions. Mr. Li received an MBA degree from Duke University in 2006 and a bachelor’s degree in international finance and accounting from Tsinghua University in 1999.

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

Mr. Dong Wen has served as our independent director since July 2015 and as the chairperson of our compensation committee since October 2019. Mr. Wen has been the general manager of the home furnishing business division of Leju Holdings Limited (NYSE: LEJU) since 2011. Prior to that, he worked for four years as the chief executive officer of Lianlian Technology Group, which is the largest channel management vendor for authorized third-party prepayment for China Mobile subscribers according to that company. From 2002 to 2007, Mr. Wen worked as a senior vice president of B&Q China.

Dr. Songzuo Xiang has served as our independent director since November 2008 and as the chairperson of our audit committee since October 2019. He currently serves on the board of China Digital TV Co. Ltd., an NYSE-listed company providing conditional access systems to China’s digital television market. From March 2009 to October 2009 and from July 2000 to July 2009, Dr.  Xiang served as chief executive officer and director, respectively, of Ku6 Media Co., Ltd., a Nasdaq-listed company. He previously served as the Deputy Director of the Fund Planning Department at the People’s Bank of China Shenzhen Branch and was an investment manager at Shenzhen Resources & Property Development Group. He was a visiting scholar at Columbia University from May 1999 to July 2000 and at Cambridge University from October 1998 to May 1999. Dr.  Xiang received his bachelor’s degree in engineering in Huazhong University of Science and Technology in 1986, his master’s degree in international affairs from Columbia University in 1999, his master’s degree in management science in 1993 and his Ph.D. degree in economics in 1993 from Renmin University in China.

Mr. Hua Zhuo has served as our independent director since July 2015 and as a member to each of our audit committee and the compensation committee since October 2019. He has worked as the chairman and president of Zhongyuan Guoxin Credit Financing Guarantee Co., Ltd. since 2003. Prior to that, he worked as the general manager at several other companies. Mr. Zhuo received his MBA degree from Peking University.

Mr. Hong Zhou has served as our Chief Operating Officer since May 2018. Previously, Mr. Zhou served as the head of a large-scale production and scientific consortium of China Aerospace Science and Technology Group. Prior to that, Mr. Zhou served as deputy chief engineer and senior project director of enterprise development department under aviation airborne communication division of China Satcom Group. Mr. Zhou received a Doctor of Engineering degree from the school of aeronautical science and engineering, Beihang University.

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

Each executive officer has agreed to hold, both during and after the employment agreement expires or is earlier terminated, in strict confidence and not to use, except as required in the performance of his duties in connection with the employment, any confidential information, trade secrets and know-how of our company or the confidential information of any third party, including our VIEs and our subsidiaries, received by us. In addition, each executive officer has agreed to be bound by non-competition restrictions set forth in his or her employment agreement. Specifically, each executive officer has agreed not to, for a period ranging from one to two years following the termination or expiration of the employment agreement, (i) carry on or be engaged or interested, directly or indirectly, as shareholder, director, employee, partner, agent or otherwise carry on any business in direct competition with our business; (ii) solicit or entice away from us, or attempt to solicit or entice away from us, any person or entity who has been our customer, client or our representative or agent or in the habit of dealing with us within two years prior to such executive officer’s termination of employment; (iii) solicit or entice away from us, or attempt to solicit or entice away from us, any person or entity who has been our officer, manager, consultant or employee within two years prior to such executive officer’s termination of employment; or (iv) use the words used by us in our name or in the name of any of our products or services, in such a way as to be capable of or likely to be confused with our name or the name of our products or services.

B.            Compensation

In 2019, the aggregate cash compensation to our executive officers was approximately $0.33 million and the aggregate cash compensation to our non-executive directors was approximately $0.1 million. Our PRC subsidiaries and consolidated VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits. Other than the above-mentioned pension insurance mandated by applicable PRC law, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company except as required under applicable PRC law.

Share Options

In July 2007, we adopted the 2007 Option Plan to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. In December 2009, we amended the 2007 Option Plan by increasing the maximum aggregate number of shares issuable under the plan from 12,000,000 to 17,000,000. In March 2011, our board of directors authorized the issuance of 2,000,000 ordinary shares under the 2011 Option Plan with the same aim as the 2007 Option Plan. In 2012, our board of directors adopted the 2012 Option Plan, under which we are authorized to grant restricted shares or options and other awards for a total issuance of up to 6,000,000 ordinary shares. As of December 31, 2019, options to purchase 9,883,440 of our ordinary shares were outstanding. The majority of these options will vest on a straight-line basis over a three-year period, with one-twelfth of the options vesting each quarter from the date of grant.

The following table summarizes, as of August 31, 2020, the outstanding options granted to our executive officers, directors and to other individuals as a group under our 2007 Option Plan, as amended, 2011 Option Plan and 2012 Option Plan.

Name	Ordinary Shares Underlying Options	Exercise Price ($/Share)(1)	Date of Grant	Expiration Date
Herman Man Guo	1,200,000	0.24	February 15, 2019	February 15, 2024
Xin Li	1,200,000	0.23	March 1, 2019	March 1, 2024
Qing Xu*	*	1.15	March 22, 2011	March 23, 2021
Qing Xu	1,200,000	0.24	February 15, 2019	February 15, 2024
Dong Wen	—	N/A	N/A	N/A
Hua Zhuo	—	N/A	N/A	N/A
Rong Guo	—	N/A	N/A	N/A
Hong Zhou	1,200,000	0.24	February 15, 2019	February 15, 2024
Other individuals as a group	600,000	1.15	March 22, 2011	March 22, 2021

*	Aggregate beneficial ownership of our company by such officer or director is less than 1% of our total outstanding ordinary shares.

(1)	On August 23, 2011, in order to provide better incentive to our employees, our board of directors approved an adjustment to the exercise price of a portion of the stock options previously granted to certain optionees on July 2, 2007, July 20, 2007, November 29, 2007, July 10, 2009 and March 22, 2011. The exercise price for the adjusted portion of the options is $1.15 per ordinary share and the exercise price for the unadjusted portion will remain the same at $1.57 per ordinary share.

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

C.            Board Practices

Our board of directors currently consists of five directors. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested. A director may exercise all the powers of our company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of our company or of any third party. The remuneration to be paid to the directors is determined by the board of directors. There is no age limit requirement for directors.

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

Audit Committee. Our audit committee consists of Mr. Songzuo Xiang, Mr. Dong Wen and Mr. Hua Zhuo. Mr. Xiang is the chairperson. Our board of directors has determined that all members of our audit committee satisfy the “independence” requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the rules and regulations of the Nasdaq Stock Market LLC. We have determined that Songzuo Xiang qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Mr. Songzuo Xiang, Mr. Dong Wen and Mr. Hua Zhuo. Mr. Wen is the chairperson. Our board of directors has determined that all members of our compensation committee satisfy the “independence” requirements of the rules and regulations of the Nasdaq Stock Market LLC. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Compliance Committee. Our compliance committee consists of Mr. Songzuo Xiang, Mr. Dong Wen and Mr. Hua Zhuo. Mr. Wen is the chairperson. Our compliance committee assists our board in overseeing our compliance with the laws and regulations applicable to our business, and compliance with our code of business conduct and ethics and related policies by our employees, officers, directors and other agents and associates. The compliance committee is responsible for, among other things:

•	establishing and revising project and purchase control policies;

•	establishing and revising administration and business supervision policies;

•	accepting, investigating, and settling any comments, complaints, and reports from employees;

•	investigating and settling any matters delegated from our board of directors; and

•	monitoring the status of implementation of company policies.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skills and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to our company, our directors must ensure compliance with our amended and restated memorandum and articles of association, as amended and restated from time to time, and the rights vested thereunder in the holders of the shares. Our directors owe their fiduciary duties to our company and not to our company’s individual shareholders, and it is our company which has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

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

D.            Employees

We had 845, 315 and 220 employees as of December 31, 2017, 2018, and 2019, respectively. The following table sets forth the number of our employees by area of business as of December 31, 2017, 2018 and 2019, respectively:

	As of December 31,
	2017		2018		2019
	Number of Employees	% of Total	Number of Employees	% of Total	Number of Employees	% of Total
Sales and Marketing Department	242	28.6	59	18.7	30	13.6
Quality Control and Technology Department	253	29.9	85	27.0	26	11.8
Programming Department	129	15.4	84	26.7	58	26.4
Resources Development Department	13	1.5	2	0.6	2	0.9
General Administrative and Accounting	208	24.6	85	27.0	104	47.3
Total	845	100.0	315	100.0	220	100.0

The following table sets forth the breakdown of employees by geographic location as of December 31, 2019:

City	Number of Employees	% of Total
Beijing	183	83.2
Guangzhou	2	0.9
Shenyang	32	4.5
Others	3	1.4
Total	220	100.0

Generally, we enter into standard employment contracts with our officers, managers and other employees. According to these contracts, all of our employees are prohibited from engaging in any other employment during the period of their employment with us. The employment contracts with officers and managers are subject to renewal every three years and the employment contracts with other employees are subject to renewal every year.

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

E.            Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of August 31, 2020, by:

•	each of our directors and executive officers; and

•	each principal shareholder, or person known to us to own beneficially more than 5.0% of our ordinary shares.

The calculations in the shareholder table below are based on 125,664,777 ordinary shares outstanding as of August 31, 2020 (excluding 2,032,278 ordinary shares and ordinary shares represented by ADSs reserved for settlement upon exercise of our incentive share awards). Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days after August 31, 2020, the most recent practicable date, including through the exercise of any option, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Herman Man Guo(1)	23,960,824	18.9
Xin Li	—	—
Qing Xu(2)	1,950,000	1.5
Dong Wen	—	—
Songzuo Xiang	*	*
Hua Zhuo	—	—
Hong Zhou	*	*
Rong Guo	—	—
All directors and executive officers	25,975,824	20.4
Principal Shareholders:
Herman Man Guo(1)	23,960,824	18.9
Dan Shao(3)	20,584,214	16.4
Bison Capital Media Limited(4)	12,000,000	9.5

*	Aggregate beneficial ownership of our company by such director or officer is less than 1% of our total outstanding ordinary shares.

**	The business address of our directors and executive officers is 15/F, Sky Plaza, No. 46 Dongzhimenwai Street, Dongcheng District, Beijing 100027, The People’s Republic of China.

(1)	Includes (i) 16,105,980 ordinary shares held by Wealthy Environment Limited, a BVI company wholly owned by Mr. Herman Man Guo, (ii) 4,849,844 ordinary shares represented by American Depositary Shares held by Wealthy Environment Limited, (iii) 2,000,000 ordinary shares represented by American Depositary Shares held by Mr. Herman Man Guo, and (iv) 1,005,000 ordinary shares issuable upon exercise of options held by Mr. Guo that are exercisable within 60 days after August 31, 2020. The registered address of Wealthy Environment Limited is P.O. Box 173, Kingston Chambers, Road Town Tortola, BVI.

(2)	Includes (i) 1,000,000 ordinary shares held by Mambo Fiesta Limited, a BVI company wholly owned by Mr. Qing Xu, (ii) 600,000 ordinary shares represented by American Depositary Shares held by Mr. Qing Xu, and (iii) 350,000 ordinary shares issuable upon exercise of options held by Mr. Xu that are exercisable within 60 days after August 31, 2020.

(3)	Includes (i) 20,000,000 ordinary shares held by Global Earning Pacific Limited and (ii) 584,214 ordinary shares represented by ADSs that Ms. Dan Shao purchased in one or more open-market transactions. Global Earning Pacific Limited, a company incorporated in BVI, is wholly owned and controlled by Ms. Dan Shao, Mr. Herman Man Guo’s wife. The registered address of Global Earning Pacific Limited is OMC Chambers, Wickham Cay 1, Road Town Tortola, BVI.

(4)	The address of Bison Capital Media Limited is c/o Bison Capital Holding Company Limited, 609-610, 21st Century Tower, 40 Liangmaqiao Road, Chaoyang District, Beijing, People’s Republic of China, 100016. Bison Capital Media Limited, a Cayman Islands company, is wholly-owned by Bison Capital Holding Company Limited, a Cayman Islands company, which is in turn wholly owned by Ms. Fengyun Jiang, a citizen of Hong Kong Special Administrative Region. Ms. Jiang is the sole director of both Bison Capital Media Limited and Bison Capital Holding Company Limited. Ms. Jiang possesses the power to direct the voting and disposition of the shares owned by Bison Capital Media Limited and may be deemed to have beneficial ownership of such shares.

Other than as otherwise disclosed in this annual report, we are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly. None of our major shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

As of August 31, 2020, 127,697,055 of our ordinary shares were issued and outstanding, of which 2,032,278 ordinary shares are issued to our depositary bank reserved for future exercise of vested options. To our knowledge, we had only one record shareholder in the United States, JPMorgan Chase Bank, N.A., which is the depositary of our ADS program and held approximately 70.8% of our total outstanding ordinary shares as of August 31, 2020. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

For the options granted to our directors, officers and employees, please refer to “— B. Compensation — Share Options.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B.            Related Party Transactions

Contractual Arrangements

Our consolidated VIEs, Beijing Yuehang, and Linghang Shengshi, together with their subsidiaries, directly operate our air travel media network, enter into related concession rights contracts and sell advertising time slots and advertising locations to our advertisers. Our consolidated VIE, AirNet Online, along with its subsidiaries, enters into concession rights contracts in relation to our Wi-Fi business and is directly operate this business and enter into related business contracts. We have been and expect to continue to be dependent on our VIEs to operate our advertising business and Wi-Fi business. Chuangyi Technology has entered into contractual arrangements with our VIEs, pursuant to which Chuangyi Technology provides exclusive technology support and service and technology development services in exchange for payments from them. In addition, Chuangyi Technology has entered into agreements with our VIEs and each of their individual shareholders (except Yi Zhang), which provide Chuangyi Technology with the substantial ability to control our VIEs. These agreements are summarized in the following paragraphs.

•	Technology support and service agreements: Chuangyi Technology provides exclusive technology support and consulting services to our VIEs and in return, the VIEs are required to pay Chuangyi Technology service fees. Linghang Shengshi pays to Chuangyi Technology annual service fees in the amount that guarantee that Linghang Shengshi can achieve, after deducting such service fees payable to Chuangyi Technology, a net cost- plus rate of no less than 0.5%. It is at Chuangyi Technology’s sole discretion that the rate and amount of service fees ultimately charged the VIEs under these agreements are determined. The “net cost-plus rate” refers to the operating profit as a percentage of total costs and expenses of a certain entity. The technology support and service fees for each given year payable by AirNet Online to Chuangyi Technology under AirNet Online’s technology support and service agreement shall be determined by AirNet Online and Chuangyi Technology at the first month of such year taking into account several factors. Those factors include the credential of the team of Chuangyi Technology that provides services to AirNet Online, the number of service hours, the nature and value of the services provided by Chuangyi Technology, the extent to which Chuangyi Technology provides patent or other license to AirNet Online in its provision of technology support and service and the correlation between AirNet Online’s results of operations and the technology support and service provided by Chuangyi Technology. In the event Chuangyi Technology finds it necessary to make subsequent adjustment to the amount of fees, AirNet Online shall negotiate in good faith with Chuangyi Technology to determine the new fee. The technology support and service agreements are effective for ten years and such term is automatically renewed upon their expiration unless either party to an agreement informs the other party of its intention not to extend at least twenty days prior to the expiration of these agreements.

•	Technology development agreements: Our VIEs exclusively engage Chuangyi Technology to provide technology development services. Chuangyi Technology owns the intellectual property rights developed in the performance of these agreements. Linghang Shengshi pays to Chuangyi Technology annual service fees in the amount that guarantee that the VIEs can achieve, after deducting such service fees payable to Chuangyi Technology, a net cost-plus rate of no less than 0.5%, which final rate should be determined by Chuangyi Technology. It is at Chuangyi Technology’s sole discretion the rate and amount of fees ultimately charged the VIEs under these agreements are determined. The “net cost-plus rate” refers to the operating profit as a percentage of total costs and expenses of a certain entity. The technology development fees for each given year payable by AirNet Online/Iwangfan to Chuangyi Technology under AirNet Online/Iwangfan’s technology development agreement shall be determined by AirNet Online/Iwangfan and Chuangyi Technology at the first month of such year taking into account several factors. Those factors include the credential of the team of Chuangyi Technology that provides services to AirNet Online/Iwangfan, the number of service hours, the nature and value of the services provided by Chuangyi Technology, the extent to which Chuangyi Technology provides patent or other license to AirNet Online/Iwangfan in its provision of technology development service and the correlation between AirNet Online/Iwangfan’s results of operations and the technology development service provided by Chuangyi Technology. In the event Chuangyi Technology finds it necessary to make subsequent adjustment to the amount of fees, AirNet Online/Iwangfan shall negotiate in good faith with Chuangyi Technology to determine the new fee. The technology development agreements are effective for ten years and such term is automatically renewed upon their expiration unless either party informs the other party of its intention not to extend at least twenty days prior to the expiration of these agreements.

•	Exclusive technology consultation and service agreement: AirNet Online exclusively engages Chuangyi Technology to provide consultation services in relation to management, training, marketing and promotion. AirNet Online agrees to pay to Chuangyi Technology the amount of annual service fees as determined by Chuangyi Technology. In the event Chuangyi Technology finds it necessary to make subsequent adjustment to the amount of fees, AirNet Online shall negotiate in good faith with Chuangyi Technology to determine the new fees. The exclusive technology consultation and service agreement remains effective for ten years and such term may be reviewed by Chuangyi Technology’s written confirmation prior to the expiration of the agreement term.

•	Call option agreements: Under the call option agreements between Chuangyi Technology and the individual shareholders (except Yi Zhang) of Linghang Shengshi and Iwangfan, the shareholders of those VIEs irrevocably granted Chuangyi Technology or its designated third party an exclusive option to purchase from the VIEs’ shareholders, to the extent permitted under PRC law, all the equity interests in the VIEs, as the case may be, for the minimum amount of consideration permitted by the applicable law without any other conditions. Under the call option agreements between Chuangyi Technology and the shareholders of AirNet Online, the shareholders of AirNet Online (except Yi Zhang) irrevocably granted Chuangyi Technology or its designated third party an exclusive option to purchase from the shareholders of AirNet Online, to the extent permitted under PRC law, all the equity interests in AirNet Online, as the case may be. To the extent the applicable PRC law does not require the valuation of the subject equity interests and does not otherwise restrict the purchase price for such equity interests, such purchase price shall equal the amount of actual payment made by the respective shareholders of AirNet Online with respect to the equity interests whether in the form or share capital injection or secondary purchase price. If and where the applicable PRC law requires the valuation of the subject equity interests or otherwise has restrictions on the purchase price for such equity interests, such purchase price shall equal the minimum amount of consideration permitted by the applicable law. In addition, under these agreements (except for the call option agreements between Chuangyi Technology and the shareholders of AirNet Online), Chuangyi Technology has undertaken to act as guarantor of VIEs in all operations-related contracts, agreements and transactions and commit to provide loans to support the business development needs of VIEs or if the VIEs suffer operating difficulties, provided that the relevant VIE’s shareholders satisfy the terms and conditions in the call option agreements. Under PRC laws, to provide an effective guarantee, a guarantor needs to execute a specific written agreement with the beneficiary of the guarantee. As Chuangyi Technology has not entered into any written guarantee agreements with any third party beneficiaries to guarantee the VIEs’ performance obligations to these third parties, none of these third parties can demand performance from Chuangyi Technology as a guarantor of the VIEs’ performance obligations. The absence of a written guarantee agreement, however, does not affect our conclusion that we are the primary beneficiary of the VIEs and in turn should consolidate the financials of the VIEs. The term of each call option agreement is ten years and such terms can be renewed upon expiration at Chuangyi Technology’s sole discretion. In January 2016, shareholders of AirNet Online and Linghang Shengshi (except Yi Zhang) entered into a supplement agreement to provide that, without respect to the changes in equity interest percentages of those shareholders in the respective VIEs, the relevant provisions of the respective call option agreements shall continue to apply.

•	Equity pledge agreements: Under the equity pledge agreements between Chuangyi Technology and the individual shareholders of our VIEs other than AirNet Online, the individual shareholders of those VIEs (except Yi Zhang) pledged all of their equity interests, including the right to receive declared dividends, in those VIEs to Chuangyi Technology to guarantee those VIEs’ performance of their obligations under the technology support and service agreement and the technology development agreement. Under the equity pledge agreements between Chuangyi Technology and the shareholders of AirNet Online, the shareholders of AirNet Online (except Yi Zhang) pledged all of their equity interests, including the right to receive declared dividends, in AirNet Online to Chuangyi Technology to guarantee the performance by AirNet Online of its obligations under its call option agreement and its exclusive technology consultation and service agreement. If the VIEs fail to perform its obligations set forth in the applicable agreements, Chuangyi Technology shall be entitled to exercise all the remedies and powers set forth in the provisions of the applicable equity pledge agreements. Those agreements remain effective for as long as the technology support and service agreements and technology development agreement are effective, or, in the case of AirNet Online, until two years after the term of the obligations under the call option agreement and exclusive technology consultation and service agreement. Pursuant to the PRC Property Rights Law, an equity pledge is not perfected as a security property right unless it is registered with the competent local administration for industry and commerce. We have not yet registered the share pledges by shareholders of AirNet Online, Linghang Shengshi and Iwangfan. In January 2016, shareholders of AirNet Online, Linghang Shengshi and Iwangfan (except Yi Zhang) entered into a supplement agreement to provide that, without respect to the changes in equity interest percentages of those shareholders in the respective VIEs, the relevant provisions of the respective equity pledge agreements shall continue to apply.

•	Authorization letters: Each individual shareholder of the VIEs (except Yi Zhang) has executed an authorization letter to authorize persons appointed by Chuangyi Technology to exercise certain of its rights, including voting rights, the rights to enter into legal documents and the rights to transfer any or all of its equity interest in the VIEs. The authorization letters by the shareholders of our VIEs will remain effective during the operating periods of the respective VIEs and for so long as the respective parties remain shareholders of the VIEs unless terminated earlier by Chuangyi Technology or unless the call option agreement with respect to VIEs is terminated prior to its expiration.

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

Chuangyi Technology also entered into loan agreements with each shareholder of AirNet Online (except Yi Zhang), pursuant to which Chuangyi Technology agrees to make loans in an aggregate amount of RMB50 million to the shareholders of AirNet Online solely for the incorporation and capitalization of AirNet Online. The loan is interest free and the term of the loan is ten years and shall be automatically renewed on an annual basis unless Chuangyi Technology objects. Chuangyi Technology can require the shareholders to repay all or a portion of the loan before the maturity date with a 15 days prior written notice. Under such circumstances, Chuangyi Technology is entitled to, or designate a third party to, buy all or a portion of the shareholders’ equity interests in AirNet Online on a pro rata basis based on the amount of the repaid principal of the loan. As of the date of this annual report, no loan had been made and the capital of AirNet Online subscribed by shareholders was not injected.

Amounts due from related parties

As of December 31, 2018, we had $16 thousand due from Mambo Fiesta Limited, an entity controlled by Mr. Qing Xu, representing an interest free advance to it on a short term basis for operation purpose. We also have $1 thousand due from Shanghai Qingxuan Co., Ltd., an entity controlled by Mr. Herman Man Guo, representing an interest free advance to it on a short term basis for operation purpose. In addition, we have $1 thousand due from Global Earning Pacific Ltd., an entity controlled by Ms. Dan Shao, who is our principal shareholder, representing an interest free advance to it on a short-term basis for operation purpose.

As of December 31, 2019, we had $17 thousand due from Mambo Fiesta Limited, representing an interest free advance to it on a short-term basis for operation purpose. We also have $1 thousand, $1 thousand, $3 thousand and $3 thousand due from Shanghai Qingxuan Co., Ltd., Wealthy Environment Limited, AirMedia Holding Ltd. and AirMedia Merger Company Ltd., respectively, all controlled by Mr. Herman Man Guo, representing an interest free advance to it on a short-term basis for operation purpose. In addition, we have $2 thousand due from Global Earning Pacific Ltd., an entity controlled by Ms. Dan Shao, who is our principal shareholder, representing an interest free advance to it on a short-term basis for operation purpose.

Amounts due to related parties

As of December 31, 2018, we had $228 thousand due to Beijing Eastern Media Corporation Ltd., an entity that 49% equity interest is controlled by the Group, representing the balance of purchase of concession right.

As of December 31, 2019, we had $254 thousand due to Beijing Eastern Media Corporation Ltd., representing the balance of purchase of concession right. In addition, we have $2.87 million due to Ms. Dan Shao, who is our principal shareholder, representing a loan with annualized interest rate of 16.8% on a short-term basis for the Group’s operation purpose.

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

A majority of the digital frames and digital TV screens in the Company’s network include programs that consist of both advertising content and non-advertising content. On December 6, 2007, the State Administration of Radio, Film or Television, or the SARFT, a governmental authority in the PRC, issued the Circular regarding Strengthening the Management of Public Audio-Video in Automobiles, Buildings and Other Public Areas, or the SARFT Circular. According to the SARFT Circular, displaying audio-video programs such as television news, films and television shows, sports, technology and entertainment through public audio-video systems located in automobiles, buildings, airports, bus or train stations, shops, banks and hospitals and other outdoor public systems must be approved by the SARFT. The Company intends to obtain the requisite approval of the SARFT for the Company’s non-advertising content, but the Company cannot assure that the Company will obtain such approval in compliance with this new SARFT Circular, or at all. In January 2014, the Company entered into a strategic alliance with China Radio International Oriental Network (Beijing) Co., Ltd (“CRION”), which manages the internet TV business of China International Broadcasting Network, to operate the CIBN-AirNet channel for broadcast network TV programs to air travelers in China. According to the terms of the cooperation arrangement with CRION, during the cooperation period from March 28, 2014 to March 27, 2024, CRION shall obtain and, from time to time, be responsible for obtaining any approval, license and consent regarding the regulation of broadcasting and television from relevant authorities.

There is no assurance that CRION will be able to obtain or maintain the requisite approval or the Company will be able to renew the contract with CRION when they expire. If the requisite approval is not obtained, the Company will be required to eliminate non-advertising content from the programs included in the Company’s digital frames and digital TV screens and advertisers may find the Company’s network less attractive and be unwilling to purchase advertising time slots on the Company’s network. As of December 31, 2019, the Company did not record a provision for this matter as management believes the possibility of adverse outcome of the matter is remote and any liability it may incur would not have a material adverse effect on its consolidated financial statements. However, it is not possible for the Company to predict the ultimate outcome and the possible range of the potential impact of failure to obtain such disclosed registrations and approvals primarily due to the lack of relevant data and information in the market in this industry in the past.

Linghang Shengshi had served a legal letter, dated June 29, 2016, or the Legal Letter, on Longde Wenchuang to challenge the proposed transfers by Longde Wenchuang of their equity interests in AM Advertising to Shanghai Golden Bridge InfoTech Co., Ltd. (stock code: 603918), a PRC company with its shares listed on the Shanghai Stock Exchange, or Golden Bridge. As of the date of the Legal Letter, Linghang Shengshi held 24.84% of the equity interests in AM Advertising. Longde Wenchuang and Culture Center held 28.57% and 46.43%, respectively, of the equity interests in AM Advertising. On June 14, 2016, Longde Wenchuang entered into an equity interest transfer agreement with Golden Bridge to transfer 75% equity interests in AM Advertising to Golden Bridge in consideration for shares in Golden Bridge, or the Transfer. Neither of Longde Wenchuang sought consent from Linghang Shengshi with respect to the Transfer in accordance with the provisions of the Company Law of the People’s Republic of China, or the Company Law. In the Legal Letter, Linghang Shengshi challenges the validity of the Transfer on the ground that it violated the statutory right of first refusal of Linghang Shengshi under the Company Law. Subsequent to the Company’s legal letter, Golden Bridge ceased acquisition of 75% equity interest of AM Advertising from Longde Wenchuang and Culture Center. Longde Wenchuang and Culture Center further dismissed the Company’s representative from Co-CEO position of AM Advertising.

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

As a result of the above disputes, the Company is no longer able to exercise significant influence in operating and strategic decision of AM Advertising and cannot access to AM Advertising’s financial information. Accordingly, the Company accounted its investment in AM Advertising as equity investments without readily determinable fair values as of December 31, 2017, 2018 and 2019. AM Advertising and its subsidiaries are no longer related parties to the Company. As of December 31, 2016, the Company treated the provision for earnout commitment of $23.5 million as contingent liability and did not record any additional provision for this matter as management believes the possibility of adverse outcome of the matter is remote and any liability it may incur would not have a material adverse effect on its consolidated financial statements.

On March 28, 2018, August 23, 2018 and November 2018, a MoU and its supplemental agreements respectively, with, among others, Longde Wenchuang and Beijing Cultural Center Construction and Development Fund (Limited Partnership), under which, among other things, Linghang Shengshi and Mr. Guo have agreed to pay or make available to AM Advertising on or prior to May 30, 2018 and further extended to September 30, 2018 and December 31, 2018 an aggregate of RMB304.5 million which was to be discounted by the following amounts (i) the RMB152.0 million profits attributable to Linghang Shengshi, Mr. Guo and Mr. Xu for the first nine months of 2015, based on a third-party pro forma audit report on AM Advertising; (ii) the loan of RMB88.0 million in principal balance and RMB7.8 million in interests; and (iii) the payment of RMB56.7 million in cash after the sale of the 20.32% equity interests in AM Advertising, which consisted of 20.18% equity interests hold by the Company and 0.14% equity interests hold by Mr. Man Guo and Mr. Qing Xu on behalf of the Company, and following the completion of the foregoing arrangements, our obligations with respect to the profit target for 2015, the earnout provision for the first nine months of 2015 and the loans between AM Advertising and Linghang Shengshi shall be deem completed. According to the aforesaid MoU, after Linghang Shengshi, Mr. Guo and Mr. Xu transfer all the equity interest of AM Advertising, they will cease to be shareholders of AM Advertising and will not be able to continuously assume the obligations in connection with the profit commitment and earn out provision as a matter of fact.

The sale of the 20.32% equity interests in AM Advertising (therein 20.18% was held by the Company) has been completed as of December 31,2018, while the cash payment of RMB56.7 million to Longde Wenchuang and Beijing Cultural Center Construction and Development Fund (Limited Partnership) has not been paid yet by the Company as of December 31, 2019. Upon the effectiveness of MoU, the Company has written off the contingency of provision for earnout provision, and has recorded an actual payable of earnout provision in the amount of RMB152.6 million as of December 31, 2018. On June 27, 2019, Linghang Shengshi received a letter of notification from AM Advertising requiring for the immediate payment for the net settlement of RMB 56.7 million (the “Letter”) and Linghang Shengshi responded to the Letter on June 28, 2019 by urging AM Advertising to cooperate with income tax deduction. As of December 31, 2019, Longde Wenchuang and Culture Center have not issued a written notice requesting the cancellation of the MoU, and according to an independent third-party attorney’s legal opinion, the MoU was still effective and the aforementioned actual payable of earnout provision remained.

On September 29, 2018, SINOPEC Shanghai Oil Products Company (the “SINOPEC Shanghai”) brought before the district court of Huangpu, Shanghai a legal action against GreatView Media and AM Advertising. As plaintiff, SINOPEC Shanghai plead to the court a) to dissolve the advertising service agreement and supplementary agreement signed between SINOPEC Shanghai and GreatView Media; b) to support its claim to an overdue concession fee of RMB 24.4 million over the period starting from September 2009 to February 2018, which may be subject to change, payable by GreatView Media; c) to support its claim to an overdue electricity bill of RMB 2.9 million over the period starting from September 2009 to February 2018, which may be subject to change, payable by GreatView Media; d) to support its claim holding AM Advertising liable to both the overdue concession fee and electricity bill; and e) to support its claim that the legal fees shall be borne by the defendants. In February 2019, RMB 27.3 million has been paid to the court by Linghang Shengshi on behalf of GreatView Media as security of this matter, which will be returned to the Company after the case closes if the Company wins the case. On May 30, 2019, the court sentenced that GreatView Media should pay the overdue rental fee of RMB3.3 million to SINOPEC Shanghai and rejected SINOPEC Shanghai’s rest of the original claim. GreatView Media subsequently appealed against this sentence. As of the date of this annual report, the case has not yet closed and the Compnay is not able to predict the ultimate outcome and the possible range of the potential impact of failure primarily due to the legal action has just proceeded with the second court appearance and an exchange of evidence between the plaintiff and the defendants. As of December 31, 2019, The Company did not record a provision for this matter as a liability to SINOPEC Shanghai of RMB 18.7 million has been accrued as of December 31, 2018 and it’s assessed that no further indicator of additional liability should be provided as the second court appearance has not sentenced as of the date of this annual report. The management also believes the liability it may incur would not have a material adverse effect on its liquidity due to the fact that the deposit of RMB 27.3 million paid to the court has covered SINOPEC Shanghai’s total claim.

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

Dividend Policy

We do not have any present plan to declare or pay any dividends on our ordinary shares or ADSs in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Our board of directors has discretion in deciding whether to distribute dividends. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. In either case, the distribution of dividends is subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium account, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts due in the ordinary course of business. Even if our board of directors decides to pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors.

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

A.            Offer and Listing Details

See “—C. Markets.”

B.            Plan of Distribution

Not applicable.

C.            Markets

Our ADSs, each representing ten of our ordinary shares, were listed on the Nasdaq Global Market on November 7, 2007 and were subsequently transferred to the Nasdaq Global Select Market. Our ADSs has been transferred to the Nasdaq Capital Market in November 2018. On April 11, 2019, we changed our ADS share ratio from one ADS representing two ordinary shares to one ADS representing ten ordinary shares. Our trading symbol on the Nasdaq Capital Market has been changed from “AMCN” to “ANTE” effective on June 13, 2019.

D.            Selling Shareholders

Not applicable.

E.             Dilution

Not applicable.

F.             Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.            Share Capital

Not applicable.

B.            Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our second amended and restated memorandum of association which was filed as Exhibit 99.2 to our Form 6-K (File No. 001-33765) with the SEC on May 28, 2019.

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

U.S. Federal Income Taxation

The following is a summary of material U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code, but it does not purport to be a complete analysis of all potential tax consequences and considerations. This summary is based upon existing U.S. federal income tax law as of the date hereof, which is subject to differing interpretations or change, possibly with retroactive effect. This summary does not discuss all aspects of U.S. federal income taxation that may be important to particular holders in light of their individual circumstances, including holders subject to special tax rules (for example, banks or other financial institutions, insurance companies, regulated investment companies, real estate investment trusts, cooperatives, pension plans, broker-dealers, partnerships and their partners, and tax-exempt organizations (including private foundations)), holders who are not U.S. Holders (as defined below), holders who own (directly, indirectly or constructively) 10% or more of our stock (by vote or value), holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation, holders that hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, holders required to accelerate the recognition of any item of gross income with respect to our ADSs or ordinary shares as a result of such income being recognized on an applicable financial statement, traders in securities that have elected the mark-to-market method of accounting for their securities or holders that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any alternative minimum tax, state, local, non-U.S. tax or non-income tax (such as the U.S. federal gift and estate tax) considerations or the Medicare tax. Each U.S. Holder is urged to consult with its tax advisor regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations relating to the ownership and disposition of our ADSs or ordinary shares.

General

For purposes of this summary, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or ordinary shares and partners in such partnerships are urged to consult their tax advisors regarding their ownership and disposition of our ADSs or ordinary shares.

The discussion below assumes the deposit agreement and any related agreement will be complied with in accordance with their terms.

It is generally expected that a U.S. Holder of ADSs should be treated as the beneficial owner, for U.S. federal income tax purposes, of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a holder of ADSs will be treated in this manner. Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

Based on the market price of our ADSs and the historical, current and expected composition of our income and assets (in particular, the retention of a large amount of cash) and value of our assets, we believe that we were a PFIC, for U.S. federal income tax purposes, for the taxable year ended December 31, 2019, and we may be classified as a PFIC for our current taxable year ending December 31, 2020 unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of non-passive income. In general, we will be classified as a PFIC for any taxable year if either (i) 75 percent or more of our gross income for such year is passive income or (ii) 50 percent or more of the average quarterly value of our assets (as generally determined on the basis of fair market value) produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are generally classified as passive and goodwill and other unbooked intangibles associated with active business activities may generally be classified as non-passive. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25 percent or more (by value) of the stock. Although the law in this regard is unclear, we treat the VIEs (and their subsidiaries) as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operations of such entities but also because we are entitled to substantially all of the economic benefits associated with such entities, and, as a result, we consolidate such entity’s’ operating results in our consolidated financial statements. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given with respect to our PFIC status for any taxable year.

If we are classified as a PFIC for any year during which a U.S. Holder holds ADSs or ordinary shares, a U.S. Holder will generally, as discussed below under “—Passive Foreign Investment Company Rules,” be treated as holding an equity interest in a PFIC in the first taxable year of the U.S. Holder’s holding period in which we are or become a PFIC and subsequent taxable years even if, we in fact, cease to be a PFIC in subsequent taxable years.

Passive Foreign Investment Company Rules

As described above, we believe that we were a PFIC for the taxable year ended December 31, 2019, and we may be classified as a PFIC for our current taxable year ending December 31, 2020. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds ADSs or ordinary shares, and unless a mark-to-market election (as described below) is made, a U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make (which generally means any distribution received in a taxable year that is greater than 125 percent of the average annual distributions received in the three preceding taxable years, if shorter, or such U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of our ADSs or ordinary shares. Under the PFIC rules:

•	such excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•	such amount allocated to the taxable year of distribution or gain and any taxable year prior to the first taxable year in which we are classified as a PFIC (a “pre-PFIC year”) will be taxable as ordinary income;

•	such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to such U.S. Holder for that year; and

•	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

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

If we are a PFIC for any taxable year during which a U.S. Holder holds the ADSs or ordinary shares, we will continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which the U.S. Holder holds the ADSs or ordinary shares, unless we were to cease to be a PFIC and the U.S. Holder makes a “deemed sale” election with respect to the ADSs or ordinary shares. If such election is made, the U.S. Holder will be deemed to have sold the ADSs or ordinary shares it holds at their fair market value and any gain from such deemed sale would be subject to the rules described in the preceding two paragraphs. After the deemed sale election, so long as we do not become a PFIC in a subsequent fiscal year, the ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC and, as a result, the U.S. Holder will not be subject to the rules described above with respect to any “excess distribution” the U.S. Holder receives from us or any gain from an actual sale or other disposition of the ADSs or ordinary shares. Each U.S. Holder is urged to consult its tax advisors as to the possibility and consequences of making a deemed sale election if we are and then cease to be a PFIC and such an election becomes available to the U.S. Holder.

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

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investment held by us that is treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide the U.S. Holders with the information necessary to permit U.S. Holders to make qualified electing fund elections, which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. In addition, the reduced tax rate applicable to qualified dividend income (as discussed below in “—Dividends) would not apply to dividends that we pay on the ADSs or ordinary shares if we are classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year. Each U.S. Holder is urged to consult its tax advisor concerning the U.S. federal income tax consequences of holding and disposing ADSs or ordinary shares if we are or become a PFIC, including the possibility of making a mark-to-market election and the “deemed sale” election.

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

A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States or, in the event that the company is deemed to be a PRC resident under the EIT Law, the company is eligible for the benefits of the Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income, or the United States-PRC treaty.

The ADSs are currently tradable on the Nasdaq Capital Market, which is an established securities market in the United States, and thus we anticipate they will be considered readily tradable on an established securities market in the United States for purposes of the foregoing rule, however, no assurance may be given in this regard. In the event we are deemed to be a PRC resident enterprise under the EIT Law (see “—PRC Taxation”), we may be eligible for the benefits of the United States-PRC income tax treaty. Nevertheless, as mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2019, and we may be classified as a PFIC for our current taxable year ending December 31, 2020, in which case, we would not be considered a qualified foreign corporation for such taxable years even if we were considered readily tradable on an established securities market or eligible for the benefits of the United States-PRC income tax treaty. Each U.S. Holder is advised to consult its tax advisor regarding the rate of tax that will apply to such holder with respect to, dividend distributions, if any, received from us.

Dividends received on the ADSs or ordinary shares are not expected to be eligible for the dividends received deduction allowed to corporations.

Dividends paid on our ADSs or ordinary shares generally will be treated as income from foreign sources for U.S. foreign tax credit purposes and generally will constitute passive category income. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld, may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholdings, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. Each U.S. Holder is advised to consult its tax advisor regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the PFIC rules discussed above, a U.S. Holder generally will recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be U.S. source gain or loss for U.S. foreign tax credit purposes. However, in the event that we are treated as a PRC resident enterprise under the EIT Law, and gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC (see “—PRC Taxation”), such gain may be treated as PRC-source gain for U.S. foreign tax credit purposes. The deductibility of a capital loss is subject to limitations. Each U.S. Holder is advised to consult with its tax advisor regarding the tax consequences if a foreign withholding tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information to the IRS relating to an interest in “specified foreign financial assets” (as defined in the Code), including shares issued by a non-U.S. corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000 (or a higher dollar amount prescribed by the IRS), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a United States financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the IRS and fails to do so.

In addition, U.S. Holders may be subject to information reporting to the IRS and backup withholding with respect to dividends on, and proceeds from the sale or other disposition of, the ADSs or ordinary shares. Information reporting will apply to payments of dividends on, and proceeds from the sale or other disposition of, the ADSs or ordinary shares made by a paying agent within the United States to a U.S. Holder, unless the U.S. Holder is exempt from information reporting and properly certifies its exemption. A paying agent within the United States will be required to withhold at the applicable statutory rate, currently 24%, in respect of any payments of dividends on, and the proceeds from the disposition of, the ADSs or ordinary shares made within the United States to a U.S. Holder if the U.S. Holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with applicable backup withholding requirements, unless the U.S. Holder is exempt from backup withholding and properly certifies its exemption. U.S. Holders who are required to establish their exempt status generally must provide a properly completed IRS Form W-9.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder generally may obtain a refund of any amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information. Each U.S. Holder is advised to consult with its tax advisor regarding the application of the U.S. information reporting rules to their particular circumstances.

F.             Dividends and Paying Agents

Not applicable.

G.            Statement by Expert

Not applicable.

H.            Documents on Display

We have previously filed with the SEC our registration statement on Form F-1 (File Number 333-146825), as amended, and a prospectus under the Securities Act with respect to our ordinary shares represented by our ADSs, and a related registration statement on Form F-6 (File Number 333-146908) with respect to our ADSs, as amended. We have also filed with the SEC registration statements on Form S-8 (File Numbers 333-148352, 333-164219, 333-183448 and 333-187442) with respect to our ADSs, as amended. In addition, we have filed with the SEC an automatic shelf registration statement on Form F-3 (File Number 333-161067), as amended, and a prospectus under the Securities Act with respect to our ordinary shares represented by our ADSs.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C., 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

In accordance with Nasdaq Stock Market Rule 5250(d), we will post this annual report on Form 20-F on our website at http://www. ir.airnetgroup.cn. In addition, we will provide hardcopies of our annual report free of charge to shareholders and ADS holders upon request.

I.            Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We have not used derivative financial instruments in our investment portfolio. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates. A hypothetical 1% decrease in interest rates would have resulted in a decrease of approximately $0.1 million in our interest income for the year ended December 31, 2019.

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

To the extent that we need to convert our U.S. dollar-denominated assets into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on RMB amount we receive from the conversion. A hypothetical 10% decrease in the exchange rate of the U.S. dollar against RMB would have resulted in a decrease of $0.3 million in the value of our U.S. dollar-denominated financial assets at December 31, 2019. Conversely, if we decide to convert our RMB-denominated cash amounts into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to us.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us annually for our expenses incurred in connection with investor relationship programs and any other program related to our ADS facility and the travel expense of our key personnel in connection with such programs. The depositary has also agreed to provide additional payments to us based on the applicable performance indicators relating to our ADS facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. We recognize the reimbursable amounts in other income on our consolidated statements of operations on a straight-line basis over the contract term with the depositary. For the year ended December 31, 2019, we received nil from the depositary as reimbursement for our expenses incurred.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIES HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

•	Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this annual report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, due to the material weakness described below, as of December 31, 2019, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. GAAP. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management, including our chief executive officer and chief financial officer, assessed the effectiveness of internal control over financial reporting as of December 31, 2019 using the criteria set forth in the report “Internal Control — Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission (known as COSO).

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The following material weakness in internal control over financial reporting has been identified as of December 31, 2019. The material weaknesses as of December 31, 2019 were related to the weak operating effectiveness and lack of monitoring of controls over financial reporting due to inadequate resources or resources with insufficient experience or training in our financial reporting team, internal control team, administration team and human resource team.

Because of the material weakness described above, our management has concluded that we had not maintain effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our company’s registered public accounting firm as we are a non-accelerated filer as defined in Rule 12b-2 of the Exchange Act.

Changes in Internal Control over Financial Reporting

In preparing our consolidated financial statements, we identified a material weakness in our internal control over financial reporting as of December 31, 2019. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified was related to the weak operating effectiveness and lack of monitoring of controls over financial reporting due to inadequate resources or resources with insufficient experience or training in our financial reporting team, internal control team, administration team and human resource team.

To remediate our identified material weakness, significant deficiency and other control deficiencies in connection with preparation of our consolidated financial statements, we plan to adopt several measures to improve our internal control over financial reporting. For example, during the reporting period, we keep providing regular training seminars to its employees of different capacities, including financial reporting team, internal control team, administration team and human resource team, to introduce and reinforce the updated controls and procedures; obtained support from an external consultant firm with experienced staff holding the AICPA license with a solid understanding of U.S. GAAP to assist us in the preparation of the financial statements for the year ended December 31, 2019; and assigned our chief counsel and the legal department to oversee the internal control over financial reporting in addition to their usual capacities. With his extensive experience in risk management and a direct access to the Company’s Board of Directors, the chief counsel is capable to provide independent opinions to the performance of internal control over financial reporting.

Other than as described above, no changes in our internal controls over financial reporting occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Songzuo Xiang, a member of our audit committee, is an audit committee financial expert. Songzuo Xiang is an independent director as defined by the rules and regulations of the Nasdaq Stock Market LLC and under Rule 10A-3 under the Exchange Act.

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

	Fiscal Year Ended December 31,
	2018	2019
Audit Fees	$754,129	$380,000

“Audit Fees” consisted of the aggregate fees billed for professional services rendered for the audit of our annual financial statements or quarterly review services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our external auditors, other than those for de minimus services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

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

Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, has provided a letter to the Nasdaq Stock Market certifying that under Cayman Islands law, we are not required to hold annual shareholder meetings. We held annual meetings in 2013. No annual general meeting was held in 2014, 2015, 2016, 2017, 2018 and 2019. We may hold additional annual shareholder meetings in the future if there are significant issues that require shareholder approval.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The full text of our audited consolidated financial statements begins on page F-2 of this annual report.

ITEM 19.	EXHIBITS

EXHIBIT INDEX

Exhibit Number	Description

1.1	Second Amended and Restated Memorandum and Articles of Association approved by the extraordinary general meeting of shareholders on May 27, 2019 (incorporated by reference to Exhibit 99.2 to Form 6-K (File No. 001-33765) filed on May 28, 2019)

2.1	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

2.2	Form of Amended and Restated Deposit Agreement among the Company, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 99-a to Post-effective Amendment No. 1 to the Registration Statement on Form F-6 (File No. 333- 146908), filed with the SEC on March 29, 2019)

Exhibit Number	Description

2.3	Amended and Restated Shareholders’ Agreement originally dated as of June 7, 2007, as amended and restated on September 27, 2007, among the Company and Shareholders (incorporated by reference to Exhibit 4.4 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

2.4*	Description of securities

2.5	Rights Agreement dated August 13, 2020 between AirNet Technology Inc. and American Stock Transfer & Trust Company, LLC, as Rights Agent (incorporated by reference to Exhibit 4.1 to Form 6-K (File No. 001-33765) filed on August 13, 2020)

2.6	Forms of Rights Certificate and of Election to Exercise, included in Exhibit A to the Rights Agreement (incorporated by reference to Exhibit 4.1 to Form 6-K (File No. 001-33765) filed on August 13, 2020)

4.1	Amended and Restated 2007 Share Incentive Plan (incorporated by reference to Exhibit 99.2 to Form 6-K filed on December 10, 2009)

4.2	2011 Share Incentive Plan (incorporated by reference to Exhibit 4.49 to Annual Report on Form 20-F filed on April 30, 2012)

4.3	2012 Share Incentive Plan. (incorporated by reference to Exhibit 4.3 to Registration Statement on Form S-8 (File No. 333-187442) filed on March 22, 2013)

4.4	Form of Employment Agreement between the Company and an Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 to Registration Statement on Form F-1 (File No. 333- 146825), as amended, initially filed on October 19, 2007)

4.5	Form of Employment Agreement between the Company and an Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 to Registration Statement on Form F-1 (File No. 333- 146825), as amended, initially filed on October 19, 2007)

4.6	Investment Framework Agreement dated October 18, 2005, as amended on September 27, 2007, among Man Guo, Qing Xu and CDH China Management Company Limited (incorporated by reference to Exhibit 10.4 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.7	English Translation of Business Cooperation Agreement dated June 14, 2007 between Beijing Shengshi Lianhe Advertising Co., Ltd. (currently known as Beijing Linghang Shengshi Advertising Co., Ltd.) and AirTV United Media & Culture Co., Ltd. (incorporated by reference to Exhibit 10.9 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.8	English Translation of Amended Power of Attorneys dated November 28, 2008 from each of the shareholders of Beijing Shengshi Lianhe Advertising Co., Ltd. (currently known as Beijing Linghang Shengshi Advertising Co., Ltd.) (incorporated by reference to Exhibit 4.11 to Annual Report on Form 20-F filed on April 28, 2009)

4.9	English Translation of Amended and Restated Technology Development Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.) and Beijing Shengshi Lianhe Advertising Co., Ltd. (currently known as Beijing Linghang Shengshi Advertising Co., Ltd.) (incorporated by reference to Exhibit 10.12 to Registration Statement on Form F-1 (File No. 333- 146825), as amended, initially filed on October 19, 2007)

Exhibit Number	Description

4.10	English Translation of Supplementary Agreement dated November 30, 2007 to the Amended and Restated Technology Development Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.) and Beijing Shengshi Lianhe Advertising Co., Ltd. (currently known as Beijing Linghang Shengshi Advertising Co., Ltd.) (incorporated by reference to Exhibit 10.1 to Annual Report on Form 20-F filed on April 30, 2008)

4.11	English Translation of Amended and Restated Technology Support and Service Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.) and Beijing Shengshi Lianhe Advertising Co., Ltd. (currently known as Beijing Linghang Shengshi Advertising Co., Ltd.) (incorporated by reference to Exhibit 10.13 to Registration Statement on Form F-1 (File No. 333- 146825), as amended, initially filed on October 19, 2007)

4.12	English Translation of Supplementary Agreement dated November 30, 2007 to the Amended and Restated Technology Support and Service Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.) and Beijing Shengshi Lianhe Advertising Co., Ltd. (currently known as Beijing Linghang Shengshi Advertising Co., Ltd.) (incorporated by reference to Exhibit 10.2 to Annual Report on Form 20-F filed on April 30, 2008)

4.13	English Translation of Amended and Restated Equity Pledge Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.), Beijing Shengshi Lianhe Advertising Co., Ltd. (currently known as Beijing Linghang Shengshi Advertising Co., Ltd.) and the shareholders of Beijing Shengshi Lianhe Advertising Co., Ltd. (incorporated by reference to Exhibit 10.14 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.14	English Translation of Supplementary Agreement dated November 28, 2008 to the Amended and Restated Equity Pledge Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.), Beijing Shengshi Lianhe Advertising Co., Ltd. (currently known as Beijing Linghang Shengshi Advertising Co., Ltd.) and the shareholders of Beijing Shengshi Lianhe Advertising Co., Ltd. (incorporated by reference to Exhibit 4.17 to Annual Report on Form 20-F filed on April 28, 2009)

4.15	English Translation of Amended and Restated Call Option Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.), Beijing Shengshi Lianhe Advertising Co., Ltd. (currently known as Beijing Linghang Shengshi Advertising Co., Ltd.) and the shareholders of Beijing Shengshi Lianhe Advertising Co., Ltd. (incorporated by reference to Exhibit 10.15 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.16	English Translation of Supplementary Agreement dated November 28, 2008 to the Amended and Restated Call Option Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.), Beijing Shengshi Lianhe Advertising Co., Ltd. (currently known as Beijing Linghang Shengshi Advertising Co., Ltd.) and the shareholders of Beijing Shengshi Lianhe Advertising Co., Ltd. (incorporated by reference to Exhibit 4.19 to Annual Report on Form 20-F filed on April 28, 2009)

4.17	English Translation of Amended Power of Attorneys dated November 28, 2008 from the shareholders of Beijing AirMedia UC Advertising Co., Ltd. (currently known as Beijing Wangfan Jiaming Advertising Co., Ltd.) (incorporated by reference to Exhibit 4.32 to Annual Report on Form 20-F filed on April 28, 2009)

4.18	English Translation of Technology Development Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.) and Beijing AirMedia UC Advertising Co., Ltd. (currently known as Beijing Wangfan Jiaming Advertising Co., Ltd.) (incorporated by reference to Exhibit 10.22 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

Exhibit Number	Description

4.19	English Translation of Supplementary Agreement dated November 30, 2007 to the Amended and Restated Technology Development Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.) and Beijing AirMedia UC Advertising Co., Ltd. (currently known as Beijing Wangfan Jiaming Advertising Co., Ltd.) (incorporated by reference to Exhibit 10.5 to Annual Report on Form 20-F filed on April 30, 2008)

4.20	English Translation of Technology Support and Service Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.) and Beijing AirMedia UC Advertising Co., Ltd. (currently known as Beijing Wangfan Jiaming Advertising Co., Ltd.) (incorporated by reference to Exhibit 10.23 to Registration Statement on Form F-1 (File No. 333- 146825), as amended, initially filed on October 19, 2007)

4.21	English Translation of Supplementary Agreement dated November 30, 2007 to the Amended and Restated Technology Support and Service Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.) and Beijing AirMedia UC Advertising Co., Ltd. (currently known as Beijing Wangfan Jiaming Advertising Co., Ltd.) (incorporated by reference to Exhibit 10.6 to Annual Report on Form 20-F filed on April 30, 2008)

4.22	English Translation of Equity Pledge Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.), Beijing AirMedia UC Advertising Co., Ltd. and the shareholders of Beijing AirMedia UC Advertising Co., Ltd. (currently known as Beijing Wangfan Jiaming Advertising Co., Ltd.) (incorporated by reference to Exhibit 10.24 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.23	English Translation of Supplementary Agreement dated November 28, 2008 to the Equity Pledge Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.), Beijing AirMedia UC Advertising Co., Ltd. and the shareholders of Beijing AirMedia UC Advertising Co., Ltd. (currently known as Beijing Wangfan Jiaming Advertising Co., Ltd. ) (incorporated by reference to Exhibit 4.38 to Annual Report on Form 20-F filed on April 28, 2009)

4.24	English Translation of Call Option Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.), Beijing AirMedia UC Advertising Co., Ltd. and the shareholders of Beijing AirMedia UC Advertising Co., Ltd. (currently known as Beijing Wangfan Jiaming Advertising Co., Ltd.) (incorporated by reference to Exhibit 10.25 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

Exhibit Number	Description

4.25	English Translation of Supplementary Agreement dated November 28, 2008 to the Call Option Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.), Beijing AirMedia UC Advertising Co., Ltd. and the shareholders of Beijing AirMedia UC Advertising Co., Ltd. (currently known as Beijing Wangfan Jiaming Advertising Co., Ltd.) (incorporated by reference to Exhibit 4.40 to Annual Report on Form 20-F filed on April 28, 2009)

4.26	English Translation of Supplementary Agreement No. 2 to Call Option Agreement dated May 27, 2010 among AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.), Beijing AirMedia UC Advertising Co., Ltd. and the shareholders of Beijing AirMedia UC Advertising Co., Ltd. (currently known as Beijing Wangfan Jiaming Advertising Co., Ltd.) (incorporated by reference to Exhibit 4.45 to Annual Report on Form 20-F filed on May 28, 2010)

4.27	English Translation of Supplementary Agreement dated October 31, 2008 among AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.) and the shareholders of Beijing AirMedia UC Advertising Co., Ltd. (currently known as Beijing Wangfan Jiaming Advertising Co., Ltd.), supplementing the original Loan Agreement dated January 1, 2007 (incorporated by reference to Exhibit 4.41 to Annual Report on Form 20-F filed on April 28, 2009)

4.28	English Translation of Supplementary Agreement No. 2 to the Equity Pledge Agreement dated May 27, 2010 among AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.), Beijing AirMedia UC Advertising Co., Ltd. and the shareholders of Beijing AirMedia UC Advertising Co., Ltd. (currently known as Beijing Wangfan Jiaming Advertising Co., Ltd.) (incorporated by reference to Exhibit 4.46 to Annual Report on Form 20-F filed on May 28, 2010)

4.29	English Translation of Power of Attorneys dated April 1, 2008 from each of the shareholders of Beijing Yuehang Digital Media Advertising Co., Ltd. (incorporated by reference to Exhibit 4.42 to Annual Report on Form 20-F filed on April 28, 2009)

4.30	English Translation of Technology Development Agreement dated April 1, 2008 between AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.) and Beijing Yuehang Digital Media Advertising Co., Ltd. (incorporated by reference to Exhibit 4.43 to Annual Report on Form 20-F filed on April 28, 2009)

4.31	English Translation of Technology Support and Service Agreement dated April 1, 2008 between AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.) and Beijing Yuehang Digital Media Advertising Co., Ltd. (incorporated by reference to Exhibit 4.44 to Annual Report on Form 20-F filed on April 28, 2009)

4.32	English Translation of Supplementary Agreement dated June 25, 2008 to the Technology Support and Service Agreement dated April 1, 2008 between AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.) and Beijing Yuehang Digital Media Advertising Co., Ltd. (incorporated by reference to Exhibit 4.45 to Annual Report on Form 20-F filed on April 28, 2009)

4.33	English Translation of Equity Pledge Agreement dated April 1, 2008 among AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.), Beijing Yuehang Digital Media Advertising Co., Ltd. and the shareholders of Beijing Yuehang Digital Media Advertising Co., Ltd. (incorporated by reference to Exhibit 4.46 to Annual Report on Form 20-F filed on April 28, 2009)

Exhibit Number	Description

4.34	English Translation of Call Option Agreement dated April 1, 2008 among AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.), Beijing Yuehang Digital Media Advertising Co., Ltd. and the shareholders of Beijing Yuehang Digital Media Advertising Co., Ltd. (incorporated by reference to Exhibit 4.47 to Annual Report on Form 20-F filed on April 28, 2009)

4.35	English summary of Investment Agreement, dated May 12, 2013, by and among Elec-Tech International Co., Ltd., Beijing AirMedia UC Advertising Co., Ltd. (currently known as Beijing Wangfan Jiaming Advertising Co., Ltd. ) and Beijing Zhongshi Aoyou Advertising Co., Ltd. (incorporated by reference to Exhibit 4.50 to Annual Report on Form 20-F filed on April 25, 2014)

4.36	English summary of Cooperation Agreement for the Establishment of Advertising Company, dated May 2013, by and between Beijing Shengshi Lianhe Advertising Co., Ltd. (currently known as Beijing Linghang Shengshi Advertising Co., Ltd.), and Guangzhou Daozheng Advertising Co., Ltd. (incorporated by reference to Exhibit 4.51 to Annual Report on Form 20-F filed on April 25, 2014)

4.37	English summary of Equity Swap Agreement, dated September 29, 2013, by and between Beijing N-S Digital TV Co., Ltd. and AirMedia Group Co., Ltd. (incorporated by reference to Exhibit 4.52 to Annual Report on Form 20-F filed on April 25, 2014)

4.38	Agreement and Plan of Merger, dated as of September 29, 2015, by and among the Registrant, AirMedia Holdings Ltd. and AirMedia Merger Company Limited (incorporated herein by reference to Exhibit 99.2 of our current report on Form 6-K filed with the Commission on September 30, 2015).

4.39	English translation of Equity Interest Transfer Agreement in respect of AirMedia Group Co., Ltd., dated June 15, 2015, by and among AirMedia Group Inc. (currently known as AirNet Technology Inc.), AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.), Beijing Linghang Shengshi Advertising Co., Ltd., Man Guo and Beijing Longde Wenchuang Investment Fund Management Company. (incorporated by reference to Exhibit 4.39 to Annual Report on Form 20-F filed on May 16, 2016)

4.40	English translation of Supplement Agreement of Equity Transfer, dated November 30, 2015, by and among AirMedia Group Inc. (currently known as AirNet Technology Inc.), AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.), Beijing Linghang Shengshi Advertising Co., Ltd., Man Guo and Beijing Longde Wenchuang Investment Fund Management Company. (incorporated by reference to Exhibit 4.40 to Annual Report on Form 20-F filed on May 16, 2016)

4.41	English translation of Exclusive Technology Consulting and Service Agreement, dated June 5, 2015, by and between AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.) and AirMedia Online Network Technology Co., Ltd. (currently known as Yuehang Sunshine Network Technology Group Co., Ltd.) (incorporated by reference to Exhibit 4.41 to Annual Report on Form 20-F filed on May 16, 2016)

Exhibit Number	Description

4.42	English translation of Technology Development Agreement, dated June 5, 2015, by and between AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.) and AirMedia Online Network Technology Co., Ltd. (currently known as Yuehang Sunshine Network Technology Group Co., Ltd.) (incorporated by reference to Exhibit 4.42 to Annual Report on Form 20-F filed on May 16, 2016)

4.43	English translation of Technology Support and Service Agreement, dated June 5, 2015, by and between AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.) and AirMedia Online Network Technology Co., Ltd. (currently known as Yuehang Sunshine Network Technology Group Co., Ltd.) (incorporated by reference to Exhibit 4.43 to Annual Report on Form 20-F filed on May 16, 2016)

4.44	English translation of Loan Agreements, dated June 5, 2015, by and between AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.) and each shareholder of AirMedia Online Network Technology Co., Ltd. (currently known as Yuehang Sunshine Network Technology Group Co., Ltd.) (except Yi Zhang) (incorporated by reference to Exhibit 4.44 to Annual Report on Form 20-F filed on May 16, 2016)

4.45	English translation of Exclusive Call Option Agreement, dated June 5, 2015, by and between AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.), AirMedia Online Network Technology Co., Ltd. (currently known as Yuehang Sunshine Network Technology Group Co., Ltd.) and each shareholder of AirMedia Online Network Technology Co., Ltd. (currently known as Yuehang Sunshine Network Technology Group Co., Ltd.) (except Yi Zhang) (incorporated by reference to Exhibit 4.45 to Annual Report on Form 20-F filed on May 16, 2016)

4.46	English translation of Power of Attorney, dated June 5, 2015, by each shareholder of AirMedia Online Network Technology Co., Ltd. (currently known as Yuehang Sunshine Network Technology Group Co., Ltd.) (except Yi Zhang) (incorporated by reference to Exhibit 4.46 to Annual Report on Form 20-F filed on May 16, 2016)

4.47	English translation of Equity Pledge Agreements, dated June 5, 2015, by and among AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.), AirMedia Online Network Technology Co., Ltd. (currently known as Yuehang Sunshine Network Technology Group Co., Ltd.) and each shareholder of AirMedia Online Network Technology Co., Ltd. (currently known as Yuehang Sunshine Network Technology Group Co., Ltd.) (except Yi Zhang) (incorporated by reference to Exhibit 4.47 to Annual Report on Form 20-F filed on May 16, 2016)

4.48	English translation of Supplement Agreement in respect of the Related Agreement Arrangement of Beijing Linghang Shengshi Advertising Co., Ltd., dated January 21, 2016, by and among AirMedia Technology (Beijing) Co., Ltd., Man Guo and Qing Xu (incorporated by reference to Exhibit 4.48 to Annual Report on Form 20-F filed on May 16, 2016)

4.49	English translation of Supplement Agreement in respect of the Related Agreement Arrangement of Beijing Wangfan Jiaming Advertising Co., Ltd., dated January 21, 2016, by and among AirMedia Technology (Beijing) Co., Ltd., Man Guo and Qing Xu (incorporated by reference to Exhibit 4.49 to Annual Report on Form 20-F filed on May 16, 2016)

4.50	English translation of Supplement Agreement in respect of the Related Agreement Arrangement of AirMedia Online Network Technology Co., Ltd. (currently known as Yuehang Sunshine Network Technology Group Co., Ltd.), dated March 15, 2016, by and among AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.), Man Guo, Qing Xu and Tao Hong (incorporated by reference to Exhibit 4.50 to Annual Report on Form 20-F filed on May 16, 2016)

Exhibit Number	Description

4.51	English translation of Capital Contribution Agreement for the Establishment of Unicom AirNet (Beijing) Network Co. Ltd. by and among AirMedia Online Network Technology Co., Ltd. (currently known as Yuehang Sunshine Network Technology Group Co., Ltd.), Unicom Boardband Online Co., Ltd. and Chengdu Haite Kairong Aeronautical Technology Co., Ltd. (incorporated by reference to Exhibit 4.51 to Annual Report on Form 20-F filed on June 28, 2017)

4.52	English translation of Memorandum on Subsequent Performance of AirMedia Group Co., Ltd. Equity Transfer Agreement and Supplementary Agreement, dated March 28, 2018, by and among AirMedia Group Inc. (currently known as AirNet Technology Inc.), AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.), Beijing Linghang Shengshi Advertising Co., Ltd., Mr. Herman Man Guo, Mr. Qing Xu, Beijing Longde Wenchuang Investment Fund Management Co., Ltd., Beijing Cultural Center Construction and Development Fund (Limited Partnership) and AirMedia Group Co., Ltd. (incorporated by reference to Exhibit 99.1 to Form 6-K (File No. 001-33765) filed on March 29, 2018)

4.53	English translation of Supplementary Agreement for the Memorandum Regarding Continued Implementation of the Agreement on Equity Transfer of AirMedia Group Co., Ltd. and its Supplementary Agreement, dated August 23, 2018, by and among AirMedia Group Inc. (currently known as AirNet Technology Inc.), Hangmei United Media Technology (Beijing) Co., Ltd., Beijing Hangmei Shengshi Advertising Co., Ltd., Mr. Herman Man Guo, Mr. Qing Xu, Beijing Longde Wenchuang Investment Fund Management Co., Ltd., Beijing Cultural Center Development Fund (Limited Partnership) and AirMedia Group Co., Ltd. (incorporated by reference to Exhibit 4.53 to Annual Report on Form 20-F filed on October 17, 2018)

4.54	English translation of equity transfer agreement in respect of Airmedia Group Co., Ltd. (currently known as AirNet Technology Inc.), dated November 5, 2018, by and among Beijing Linghang Shengshi Advertising Co., ltd., Guo Man, Xu Qing, and Jiangsu Hongzhou Investment Co., Ltd. (incorporated by reference to Exhibit 99.2 to Form 6-K (File No. 001-33765) filed on November 7, 2018)

4.55	English translation of Supplementary Agreement for the Memorandum Regarding Continued Implementation of the Agreement on Equity Transfer of AirMedia Group Co., Ltd. and its Supplementary Agreement, dated November 2018, by and among AirMedia Group Inc. (currently known as AirNet Technology Inc.), Hangmei United Media Technology (Beijing) Co., Ltd., Beijing Hangmei Shengshi Advertising Co., Ltd., Mr. Herman Man Guo, Mr. Qing Xu, Beijing Longde Wenchuang Investment Fund Management Co., Ltd., Beijing Cultural Center Development Fund (Limited Partnership) and AirMedia Group Co., Ltd. (incorporated by reference to Exhibit 4.55 to Annual Report on Form 20-F filed on April 30, 2019)

4.56	English translation of Supplementary Agreement to Equity Transfer Agreement in respect of AirMedia Group Co., Ltd. (currently known as AirNet Technology Inc.), dated October 30, 2019, by and among Beijing Linghang Shengshi Advertising Co., Ltd., Guo Man, Xu Qing, and Jiangsu Hongzhou Investment Co., Ltd. (incorporated by reference to Exhibit 99.2 to Form 6-K (File No. 001-33765) filed on November 8, 2019)

Exhibit Number	Description

8.1*	List of the Registrant’s subsidiaries

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certifications by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certifications by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Marcum Bernstein & Pinchuk LLP

15.2*	Consent of Commerce & Finance Law Offices

15.3*	Consent of Maples and Calder (Hong Kong) LLP

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith
**	Furnished with this annual report on Form 20-F

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: September 14, 2020	AIRNET TECHNOLOGY INC.

By: /s/ Herman Man Guo

Name: Herman Man Guo
Title: Chairman and Chief Executive Officer

AIRNET TECHNOLOGY INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

AirNet Technology Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of AirNet Technology Inc. (the “Company”, formerly known as AirMedia Group Inc.) as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

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

Beijing, China

September 14, 2020

AIRNET TECHNOLOGY INC.

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars in thousands, except share and per share data)

	As of December 31,
	2018	2019
Assets
Current assets:
Cash and cash equivalents	$15,536	$958
Restricted cash	3	1
Accounts receivable, net	7,938	8,421
Prepaid concession fees, net	1,813	718
Other current assets, net	41,057	28,796
Amount due from related parties	18	27
Total current assets	66,365	38,921

Property and equipment, net	13,466	13,380
Prepaid equipment costs, net	2,364	30
Long-term investments, net	46,271	43,002
Long-term deposits, net	1,350	854
Right-of-use assets	-	1,519
TOTAL ASSETS	$129,816	$97,706

Liabilities
Current liabilities:
Short-term loan	$6,109	$144
Accounts payable	39,076	35,544
Accrued expenses and other current liabilities	9,758	8,544
Deferred revenue	1,995	2,813
Consideration received from buyer	21,817	28,728
Payable of earnout commitment	22,188	21,913
Amounts due to related parties	228	3,127
Income tax payable	11,483	11,833
Lease liability, current	-	902
Total current liabilities	112,654	113,548
Non-current liabilities:
Long-term loan	2,763	2,586
Lease liability, non-current	-	535
Total liabilities	115,417	116,669

AIRNET TECHNOLOGY INC.

CONSOLIDATED BALANCE SHEETS - CONTINUED

(I n U.S. dollars in thousands, except share and per share data)

	As of December 31,
	2018	2019
Equity

Ordinary shares ($0.001 par value; 900,000,000 shares authorized in 2018 and 2019; 127,697,055 shares issued as of December 31, 2018 and 2019; 125,664,777 shares outstanding as of December 31, 2018 and 2019)	128	128
Additional paid-in capital	284,726	284,887
Treasury stock (2,032,278 shares as of December 31, 2018 and 2019)	(2,351)	(2,351)
Accumulated deficits	(262,415)	(293,892)
Accumulated other comprehensive income	31,311	31,692
Total AirNet Technology Inc.'s shareholders' equity	51,399	20,464

Non-controlling interests	(37,000)	(39,427)
Total equity (deficit)	14,399	(18,963)

TOTAL LIABILITIES AND EQUITY (DEFICIT)	$129,816	$97,706

The accompanying notes are an integral part of these consolidated financial statements.

AIRNET TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars in thousands, except share and per share data)

	For the years ended December 31,
	2017	2018	2019
Revenues	$24,328	$24,776	$26,225
Business tax and other sales tax	(569)	(230)	(203)
Net revenues	23,759	24,546	26,022
Less: Cost of revenues	58,967	32,630	33,587
Gross loss	(35,208)	(8,084)	(7,565)

Operating expenses:
Selling and marketing	12,747	7,492	4,445
General and administrative	62,818	31,502	20,208
Research and development	689	1,110	1,157
Impairment of fixed assets, prepaid equipment cost and intangible assets	67,342	564	-
Total operating expenses	143,596	40,668	25,810

Loss from operations	(178,804)	(48,752)	(33,375)
Other income (expenses):
Interest income (expense), net	2,645	(106)	(436)
Loss from and impairment on long-term investments	(2,603)	(52,337)	(2,703)
Other income, net	214	7,926	3,301
Total other income (expense)	256	(44,517)	162

Loss before income tax	(178,548)	(93,269)	(33,213)
Income tax expense	633	150	691
Net loss	(179,181)	(93,419)	(33,904)
Less: Net loss attributable to non-controlling interests	(22,705)	(3,322)	(2,427)
Net loss attributable to AirNet Technology Inc.’s shareholders	$(156,476)	$(90,097)	$(31,477)

Net loss per ordinary share
Basic and diluted	$(1.25)	$(0.72)	$(0.25)

Net loss per ADS
Basic and diluted.	$(12.46)	$(7.17)	$(2.50)

Weighted average shares used in calculating net loss per ordinary share
Basic and diluted	125,629,779	125,653,175	125,664,777

Weighted average ADS used in calculating net loss per ADS
Basic and diluted	12,562,978	12,565,318	12,566,478

The accompanying notes are an integral part of these consolidated financial statements.

AIRNET TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In U.S. dollars in thousands)

	For the years ended December 31,
	2017	2018	2019
Net loss	$(179,181)	$(93,419)	$(33,904)
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustment	35,716	(2,974)	381

Comprehensive loss	(143,465)	(96,393)	(33,523)
Less: comprehensive loss attributable to non-controlling interests	(22,732)	(2,156)	(2,427)

Comprehensive loss attributable to AirNet Technology Inc.'s shareholders	$(120,733)	$(94,237)	$(31,096)

The accompanying notes are an integral part of these consolidated financial statements.

AIRNET TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In U.S. dollars in thousands, except share and per share data)

							Total
	Ordinary shares		Additional			Accumulated other	AirNet Technology Inc.'s	Non-
	Shares	Amount	paid-in capital	Treasury stock	Accumulated deficits	comprehensive income (loss)	shareholders' equity	controlling interests	Total Equity (Deficit)
Balance as of January 1, 2017	125,629,779	128	287,094	(2,351)	(15,842)	(292)	268,737	(2,140)	266,597
Share-based compensation	-	-	343	-	-	-	343	-	343
Capital contribution from non-controlling interests	-	-	716	-	-	-	716	1,147	1,863
Acquisition of equity interests from non-controlling shareholders	-	-	(1,414)	-	-	-	(1,414)	-	(1,414)
Disposal of Hainan Jinhui	-	-	-	-	-	-	-	(245)	(245)
Foreign currency translation adjustment	-	-	-	-	-	35,743	35,743	(27)	35,716
Net loss	-	-	-	-	(156,476)	-	(156,476)	(22,705)	(179,181)

Balance as of December 31, 2017	125,629,779	$128	$286,739	$(2,351)	$(172,318)	$35,451	$147,649	$(23,970)	$123,679
Share issued to Ascent Investor Relations LLC	34,998	0.03	18				18		18
Share-based compensation			45				45		45
Capital withdraw from non-controlling interests	-	-	(1,131)	-	-	-	(1,131)	(9,055)	(10,186)
Subscription receivables from NCI								(1,969)	(1,969)
Foreign currency translation adjustment	-	-	-	-	-	(4,140)	(4,140)	1,166	(2,974)
Net loss	-	-	-	-	(90,097)	-	(90,097)	(3,322)	(93,419)
Acquisition of additional equity interest in a subsidiary from the non-controlling interest			(945)				(945)	150	(795)

Balance as of December 31, 2018	125,664,777	$128	$284,726	$(2,351)	$(262,415)	$31,311	$51,399	$(37,000)	$14,399
Share-based compensation	-	-	161	-	-	-	161	-	161
Foreign currency translation adjustment	-	-	-	-	-	381	381	-	381
Net loss	-	-	-	-	(31,477)	-	(31,477)	(2,427)	(33,904)
Balance as of December 31, 2019	125,664,777	128	284,887	(2,351)	(293,892)	31,692	20,464	(39,427)	(18,963)

The accompanying notes are an integral part of these consolidated financial statements.

AIRNET TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars in thousands)

	For the years ended December 31,
	2017	2018	2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(179,181)	$(93,419)	$(33,904)

Adjustments to reconcile net loss to net cash used in operating activities:
Bad debt provisions	37,255	11,912	7,184
Depreciation and amortization	12,048	1,560	1,018
Amortization of right-of-use asset	-	-	860
Impairment of fixed assets, prepaid equipment cost and intangible assets	67,342	564	-
Share-based compensation	343	45	161
Loss from and impairment on long-term investments	2,603	52,337	2,703
Loss on disposal of property and equipment	417	-	89
Impairment loss on inventory	-	657	322
Cost of non-deductible input VAT that generated in prior years	-	-	10,998
Gain on fair value change of earn-out provision	-	(1,653)	-
Other income on concession payable waived	-	(12,318)	(4,053)
Write off of long-term deposit not refundable	-	359	-

Changes in assets and liabilities
Accounts receivable	(1,874)	1,361	(608)
Prepaid concession fees	1,656	5,056	500
Other current assets	(821)	4,541	(2,462)
Long-term deposits	789	4,171	121
Other non-current assets	1,304	1,210	-
Amount due from related parties	(1,310)	934	(10)
Accounts payable	4,491	7,751	1,866
Accrued expenses and other current liabilities	(920)	(3,693)	(134)
Deferred revenue	(525)	757	850
Amount due to related parties	-	-	30
Income tax payable	(1,712)	(1,515)	496
Operating lease liabilities	-	-	(943)
Other noncurrent liabilities	(475)	(391)	-
Net cash used in operating activities	(58,570)	(19,774)	(14,916)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(7,170)	(3,616)	(2,805)
Acquisition of equity interests from non-controlling shareholders	(1,414)	(302)	-
Proceeds from disposal of equity investment	1,502	22,640	7,245
Loan to third parties	(29,825)	-	-
Collection of loan to third parties	7,190	1,374	-
Purchase of long-term investment	(17,449)	-	-
Net cash (used in) provided by investing activities	(47,166)	20,096	4,440

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash received from short-term loan	-	6,339	5,941
Cash repaid for short-term loan	-	-	(11,882)
Cash received from long-term loan	-	2,868	-
Cash repaid for long-term loan	-	-	(145)
Cash received from loan due to related parties	-	-	2,898
Capital contribution from non-controlling interest	874	-	-
Capital withdraw by non-controlling shareholder	-	(10,902)	(1,135)
Net cash provided by (used in) financing activities	874	(1,695)	(4,323)

Effect of exchange rate changes	5,787	(1,560)	219

Net decrease in cash, cash equivalents and restricted cash	(99,075)	(2,933)	(14,580)
Cash, cash equivalents and restricted cash, at beginning of year	117,547	18,472	15,539
Cash, cash equivalents and restricted cash, at end of year	$18,472	$15,539	$959

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income tax paid	$1,601	$1,665	$194
Interests paid	$-	$2,443	$513
Fair value of property, equipment and other assets acquired in exchange of advertising services rendered and subsidiary's equity transferred	$169	$-	$-

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES:
Payable for purchase of property and equipment	$3,569	$103	$(462)
Payable of acquisition of non-controlling interests	$-	$524	$-
Receivable of capital contribution from non-controlling interest	$989	$-	$-
Payable of capital withdraw from non-controlling interest	$-	$758	$-
Recognition of Right-of-use and Lease payment liability	$-	$-	$2,308

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows:

	As of December 31,
	2017	2018	2019
Cash and cash equivalents	$15,355	$15,536	$958
Restricted cash	3,117	3	1
Total cash, cash equivalents and restricted cash	$18,472	$15,539	$959

The accompanying notes are an integral part of these consolidated financial statements.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In U.S. dollars in thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Introduction of the Group

AirNet Technology Inc. (Formerly known as “AirMedia Group Inc.”) ("AirNet" or the "Company") was incorporated in the Cayman Islands on April 12, 2007.

AirNet, its subsidiaries, its variable interest entities ("VIEs") and VIEs' subsidiaries (collectively the "Group") operate its out-of-home advertising network, primarily air travel advertising network, in the People's Republic of China (the "PRC").

The Group provides advertising time slots in the form of digital TV screens on airplanes, TV-attached digital frames in airports, digital TV screens in airports, and media contents display in air travel. Collaborating with the Group’s partners, AirNet serves airline travelers with interactive entertainment and a coverage of breaking news, and furnishes corporate clients with advertisements tailored to the perceptions of the travelers.

The Group started gas station media network and explored the on train and long-haul bus Wi-Fi business in 2009 and 2015, respectively. The Group obtained concession rights to develop and operate an outdoor advertising network in Sinopec gas stations throughout China to play advertisements on outdoor advertising platforms such as LED screens, billboards and light boxes at Sinopec gas stations and several concession rights from railway administration bureaus, long-haul bus operators in China to install and operate the Group’s Wi-Fi systems to provide Wi-Fi connections to passengers to improve travelers’ experience. In view of the underperformance of recent years ascribed to the wide spread of affordable 4G or 5G technology, to achieve the resources realignment for the focused development of the in-flight media and connectivity business, the Group ceased operations of Wi-Fi service on long-haul buses and gas station media services in 2018, and ceased operations in providing Wi-Fi services on trains in 2019. These disposals do not represent a strategic shift on the Group’s advertising business which have no major effect on the Group’s results of operations respectively. Accordingly, assets and liabilities, revenues and expenses, and cash flows related to the disposed entities is not required to be reclassified in the accompanying consolidated financial statements as discontinued operations for all periods presented.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In U.S. dollars in thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

Introduction of the Group - continued

As of issuance date of this report, details of the Company's subsidiaries, VIEs and VIEs' subsidiaries are as follows:

	Date of		Percentage
	incorporation/	Place of	of legal
Name	acquisition	incorporation	ownership
Intermediate Holding Company:

Broad Cosmos Enterprises Ltd. (“Broad Cosmos”)	June 26, 2006	British Virgin Islands ("BVI")	100%

AirNet International Limited (Formerly AirMedia International Limited) ("AirNet International")	July 14, 2007	BVI	100%

AirNet (China) Limited (Formerly AirMedia (China) Limited) ("AN China")	August 5, 2005	Hong Kong	100%

Subsidiaries:

Yuehang Chuangyi Technology (Beijing) Co., Ltd. (Formerly AirMedia Technology (Beijing) Co., Ltd.) ("Chuangyi Technology")	September 19, 2005	the PRC	100%

Shenzhen Yuehang Information Technology Co., Ltd. (Formerly Shenzhen AirMedia Information Technology Co., Ltd.) ("Shenzhen Yuehang")	June 6, 2006	the PRC	100%

Xi'an Shengshi Dinghong Information Technology Co., Ltd. (Formerly Xi'an AirMedia Chuangyi Technology Co., Ltd.) ("Xi'an Shengshi")	December 31, 2007	the PRC	100%

VIEs:

Beijing Linghang Shengshi Advertising Co., Ltd. (Formerly Beijing AirMedia Shengshi Advertising Co., Ltd.) ("Linghang Shengshi ")	August 7, 2005	the PRC	N/A

Wangfan Tianxia Network Technology Co., Ltd.(“Iwanfan”)	May 6, 2016	the PRC	N/A

Yuehang Sunshine Network Technology Group Co., Ltd. (Formerly AirMedia Online Network Technology Co., Ltd.) ("AirNet Online")	April 30, 2015	the PRC	N/A

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In U.S. dollars in thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

Introduction of the Group - continued

	Date of		Percentage
	incorporation/	Place of	of legal
Name	acquisition	incorporation	ownership
VIEs' subsidiaries:

Beijing Yuehang Digital Media Advertising Co., Ltd. ("Beijing Yuehang")	January 16, 2008	the PRC	N/A

Beijing AirNet Pictures Co., Ltd. (Formerly Beijing AirMedia Film & TV Culture Co., Ltd.) ("AirNet Pictures")	September 13, 2007	the PRC	N/A

Wenzhou Yuehang Advertising Co., Ltd. (Formerly Wenzhou AirMedia Advertising Co., Ltd.) ("Wenzhou Yuehang")	October 17, 2008	the PRC	N/A

Beijing Dongding Gongyi Advertising Co., Ltd. ("Dongding")	February 1, 2010	the PRC	N/A

Beijing GreatView Media Advertising Co., Ltd. (Formerly Beijing Weimei Shengjing Media Advertising Co., Ltd.) ("GreatView Media")	April 28, 2011	the PRC	N/A

Guangzhou Meizheng Online Network Technology Co., Ltd. (Formerly Guangzhou Meizheng Advertising Co., Ltd.) ("Guangzhou Meizheng")	May 17, 2013	the PRC	N/A

Air Esurfing Information Technology Co., Ltd. (Formerly Beijing AirMedia Tianyi Information Technology Co., Ltd.) ("Air Esurfing ")	September 25, 2013	the PRC	N/A

Wangfan Linghang Mobile Network Technology Co., Ltd. (Formerly AirMedia Mobile Network Technology Co., Ltd. ("Linghang")	April 23, 2015	the PRC	N/A

AirMedia Henglong Mobile Network Technology Co., Ltd. ("AMHL Mobile")	April 27, 2015	the PRC	N/A

Beijing Wangfan Jiaming Pictures Co., Ltd. (Formerly Beijing AirMedia Jiaming Film & TV Culture Co., Ltd.) ("Wangfan Jiaming")	December 31, 2015	the PRC	N/A

Meizheng Network Information Technology Co., Ltd. (“Meizheng Network”)	August 8, 2016	the PRC	N/A

Beijing Wangfan Jiaming Advertising Co., Ltd. (Formerly Beijing AirMedia Jiaming Advertising Co., Ltd.) ("Jiaming Advertising")	January 1, 2007	the PRC	N/A

Shandong Airmedia Cheweishi Network Technology Co., Ltd. (Formerly Shandong Airmedia Car Safety Technology Co., Ltd.) (“Shangdong Cheweishi”)	July 21, 2016	the PRC	N/A

Dingsheng Ruizhi (Beijing) Investment Consulting Co., Ltd. (“Dingsheng Ruizhi”)	May 25, 2016	the PRC	N/A

Yuehang Zhongying E-commerce Co., Ltd. (“Zhongying”)	May 17, 2018	the PRC	N/A

Beijing Airport United Culture Media Co., Ltd. (“Airport United”)	June 19, 2018	the PRC	N/A

Yuehang Sunshine (Beijing) Asset Management Co., Ltd. (“Yuehang Asset”)	January 18, 2019	the PRC	N/A

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

The Group conducts substantially all of its activities through VIEs, i.e. Linghang Shengshi, Iwanfan and AirNet Online, and the VIEs' subsidiaries. The VIEs have entered into the following series of agreements with Chuangyi Technology:

·	Technology support and service agreement: Chuangyi Technology provides exclusive technology support and consulting services to the VIEs and in return, the VIEs are required to pay Chuangyi Technology service fees. The VIEs pay to Chuangyi Technology annual service fees in the amount that guarantee that the VIEs can achieve, after deducting such service fees payable to Chuangyi Technology, a net cost-plus rate of no less than 0.5% in the case of Linghang Shengshi, and Jiaming Advertising, or 1.0% in the case of Beijing Yuehang, which final rate should be determined by Chuangyi Technology. The "net cost-plus rate" refers to the operating profit as a percentage of total costs and expenses of a certain entity. The technology support and service fees for each given year payable by AirNet Online to Chuangyi Technology under AirNet Online’s technology support and service agreement shall be determined by AirNet Online and Chuangyi Technology at the first month of such year taking into account several factors. Those factors include the credential of the team of Chuangyi Technology that provides services to AirNet Online, the number of service hours, the nature and value of the services provided by Chuangyi Technology, the extent to which Chuangyi Technology provides patent or other license to AirNet Online in its provision of technology support and service and the correlation between AirNet Online’s results of operations and the technology support and service provided by Chuangyi Technology. In the event Chuangyi Technology finds it necessary to make subsequent adjustment to the amount of fees, AirNet Online shall negotiate in good faith with Chuangyi Technology to determine the new fee. The technology support and service agreements are effective for ten years and such term is automatically renewed upon its expiry unless either party informs the other party of its intention of no extension at least twenty days prior to the expiration of the agreements.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In U.S. dollars in thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

The VIE arrangements - continued

·	Technology development agreement: VIEs exclusively engaged Chuangyi Technology to provide technology development services. Chuangyi Technology owns the intellectual property rights developed in the performance of these agreements. Except for AirNet Online, the VIEs pay to Chuangyi Technology annual service fees in the amount that guarantee that the VIEs can achieve, after deducting such service fees payable to Chuangyi Technology, a net cost-plus rate of no less than 0.5% in the case of Linghang Shengshi, and Jiaming Advertising, which final rate should be determined by Chuangyi Technology. It is at Chuangyi Technology's sole discretion that the rate and amount of fees ultimately charged the VIEs under these agreements are determined. The "net cost-plus rate" refers to the operating profit as a percentage of total costs and expenses of a certain entity. The technology development fees for each given year payable by AirNet Online to Chuangyi Technology under AirNet Online’s technology development agreement shall be determined by AirNet Online and Chuangyi Technology at the first month of such year taking into account several factors. Those factors include the credential of the team of Chuangyi Technology that provides services to AirNet Online, the number of service hours, the nature and value of the services provided by Chuangyi Technology, the extent to which Chuangyi Technology provides patent or other license to AirNet Online in its provision of technology development service and the correlation between AirNet Online’s results of operations and the technology development service provided by Chuangyi Technology. In the event Chuangyi Technology finds it necessary to make subsequent adjustment to the amount of fees, AirNet Online shall negotiate in good faith with Chuangyi Technology to determine the new fee. The technology development agreements are effective for ten years and such terms is automatically renewed upon its expiry unless either party informs the other party of its intention of no extension at least twenty days prior to the expiration of the agreements.

·	Exclusive Technology Consultation and Service Agreement: AirNet Online exclusively engages Chuangyi Technology to provide consultation services in relation to management, training, marketing and promotion. AirNet Online agrees to pay to Chuangyi Technology the amount of annual service fees as determined by Chuangyi Technology. In the event Chuangyi Technology finds it necessary to make subsequent adjustment to the amount of fees, AirNet Online shall negotiate in good faith with Chuangyi Technology to determine the new fees. The exclusive technology consultation and service agreement remains effective for ten years and such term may be reviewed by Chuangyi Technology’s written confirmation prior to the expiration of the agreement term.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In U.S. dollars in thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

The VIE arrangements - continued

•	Call option agreement : Under the call option agreements between Chuangyi Technology and the shareholders of Linghang Shengshi, Beijing Yuehang and Jiaming Advertising, the shareholders of those VIEs irrevocably granted Chuangyi Technology or its designated third party an exclusive option to purchase from the VIEs' shareholders, to the extent permitted under PRC law, all the equity interests in the VIEs, as the case may be, for the minimum amount of consideration permitted by the applicable law without any other conditions. Under the call option agreements between Chuangyi Technology and the shareholders of AirNet Online, the shareholders of AirNet Online irrevocably granted Chuangyi Technology or its designated third party an exclusive option to purchase from the shareholders of AirNet Online, to the extent permitted under PRC law, all the equity interests in AirNet Online, as the case may be. To the extent the applicable PRC law does not require the valuation of the subject equity interests and does not otherwise restrict the purchase price for such equity interests, such purchase price shall equal the amount of actual payment made by the respective shareholders of AirNet Online with respect to the equity interests whether in the form or share capital injection or secondary purchase price. If and where the applicable PRC law requires the valuation of the subject equity interests or otherwise has restrictions on the purchase price for such equity interests, such purchase price shall equal the minimum amount of consideration permitted by the applicable law. In addition, under these agreements (except for the call option agreements between Chuangyi Technology and the shareholders of AirNet Online), Chuangyi Technology has undertaken to act as guarantor of VIEs in all operations-related contracts, agreements and transactions and commit to provide loans to support the business development needs of VIEs or if the VIEs suffer operating difficulties, provided that the relevant VIE's shareholders satisfy the terms and conditions in the call option agreements. Under PRC laws, to provide an effective guarantee, a guarantor needs to execute a specific written agreement with the beneficiary of the guarantee. As Chuangyi Technology has not entered into any written guarantee agreements with any third-party beneficiaries to guarantee the VIEs' performance obligations to these third parties, none of these third parties can demand performance from Chuangyi Technology as a guarantor of the VIEs' performance obligations. The absence of a written guarantee agreement, however, does not affect the conclusion that the Group is the primary beneficiary of the VIEs and in turn should consolidate the financials of the VIEs. The term of each call option agreement is ten years and such terms can be renewed upon expiration at Chuangyi Technology's sole discretion.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In U.S. dollars in thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

The VIE arrangements - continued

·	Equity pledge agreement: Under the equity pledge agreements between Chuangyi Technology and the shareholders of the Group’s VIEs other than AirNet Online, the shareholders of those VIEs pledged all of their equity interests, including the right to receive declared dividends, in those VIEs to Chuangyi Technology to guarantee those VIEs' performance of their obligations under the technology support and service agreement and the technology development agreement. Under the equity pledge agreements between Chuangyi Technology and the shareholders of AirNet Online, the shareholders of AirNet Online pledged all of their equity interests, including the right to receive declared dividends, in AirNet Online to Chuangyi Technology to guarantee the performance by AirNet Online of its obligations under its call option agreement and its exclusive technology consultation and service agreement. If the VIEs fail to perform their obligations set forth in the applicable agreements, Chuangyi Technology shall be entitled to exercise all the remedies and powers set forth in the provisions of the applicable equity pledge agreements. Those agreements remain effective for as long as the technology support and service agreements and technology development agreement are effective, or, in the case of AirNet Online, until two years after the term of the obligations under the call option agreement and exclusive technology consultation and service agreement.

·	Authorization letter: Each shareholder of the VIEs has executed an authorization letter to authorize Chuangyi Technology to exercise certain of its rights, including voting rights, the rights to enter into legal documents and the rights to transfer any or all of its equity interest in the VIEs. The authorization letters by the shareholders of the Group’s VIEs other than AirNet Online will remain effective during the operating periods of the respective VIEs. Such authorization is effective for ten years and such term is renewed upon its expiry at Chuangyi Technology's sole discretion. The authorization letters by the shareholders of AirNet Online will remain effective for as long as the respective parties remain shareholders of AirNet Online unless terminated earlier by Chuangyi Technology or the call option agreement with respect to AirNet Online is terminated prior to its expiration.

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

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In U.S. dollars in thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

The VIE arrangements - continued

Chuangyi Technology also entered into loan agreements with each shareholder of AirNet Online, pursuant to which Chuangyi Technology permits to make loans in an aggregate amount of RMB 50,000 to the shareholders of AirNet Online solely for the incorporation and capitalization of AirNet Online. The loan is interest free and the term of the loan is ten years and shall be automatically renewed on an annual basis unless Chuangyi Technology objects. Chuangyi Technology can require the shareholders to repay all or a portion of the loan before the maturity date with a 15 days prior written notice. Under such circumstances, Chuangyi Technology is entitled to, or designate a third party to, buy all or a portion of the shareholders' equity interests in AirNet Online on a pro rata basis based on the amount of the repaid principal of the loan.

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

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

The following financial statement information for AirNet's VIEs were included in the accompanying consolidated financial statements, presented net of intercompany eliminations, as of and for the years ended December 31:

	As of December 31,
	2018	2019
Total current assets	$53,573	$38,697
Total non-current assets	60,375	58,603

Total assets	113,948	97,300

Total current liabilities	99,895	107,563
Total non-current liabilities	2,763	3,121

Total liabilities	$102,658	$110,684

	For the years ended December 31,
	2017	2018	2019
Net revenues	$23,759	$24,546	$26,022
Net loss	(173,516)	(86,344)	(30,972)
Net cash used in operating activities	(57,474)	(19,100)	(14,813)
Net cash (used in) provided by investing activities	(47,149)	20,113	4,440
Net cash provided by (used in) financing activities	874	(1,695)	(4,323)

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In U.S. dollars in thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Risks in relation to the VIE structure - continued

The VIEs contributed an aggregate of 100.0%, 100.0% and 100.0% of the consolidated net revenues for the years ended December 31, 2017, 2018 and 2019, respectively. As of December 31, 2018 and 2019, the VIEs accounted for an aggregate of 87.8% and 99.6%, respectively, of the consolidated total assets, and 88.9% and 94.9%, respectively, of the consolidated total liabilities.

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

On December 23, 2018, the State Council submitted the draft version of the Foreign Investment Law to the Standing Committee of the National People’s Congress, which was promulgated by the National People’s Congress on its official site on December 26, 2018 for public consultation until February 24, 2019. On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which On December 23, 2018, the PRC State Council submitted the draft version of the Foreign Investment Law to the Standing Committee of the National People’s Congress, which was promulgated by the National People’s Congress on its official site on December 26, 2018 for public consultation until February 24, 2019. On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

(b)	Going concern

The Group incurred operating losses and had negative operating cash flows for the year ended December 31, 2019 and may continue to generate negative cash flows as the Group implements its business plan for 2020. There can be no assurance that the continuing efforts to execute the business plan will be successful and that the Group will be able to continue as a going concern.

The Group incurred losses from operations of $48,752 and $33,375 for the years ended December 31, 2018 and 2019. The Group had negative cash flows from operating activities for the years ended December 31, 2018 and 2019, the net cash used in operating activities was $19,774 and $14,916 for the years ended December 31, 2018 and 2019. These conditions raise substantial doubt about the Group’s ability to continue as a going concern.

The Group intends to meet the cash requirements for the next 12 months from the issuance date of this report through a combination of bank loan, financing by way of private placements, friends, family and business associates and management financial support. The Group will focus on the following activities:

1. The Group plans to strengthen the air travel media network business to drive its revenues and bring in cash from operation;

2. The Group is focusing on improving operation efficiency and cost reduction to standardize operations, enhance internal controls, and create synergy of the Company’s resources;

3. The Group has also acquired the financial support letter from Mr. Man Guo, CEO and the principle shareholder of the Group, and his spouse, Mrs. Dan Shao who have expressed the willingness and intention to provide the necessary financial support to the Group, so as to enable the Group to meet its liabilities as and when it falls due and to carry on its business without a significant curtailment of operations for the next 12 months from the issuance date of this report.

As a result, management prepared the consolidated financial statements assuming the Company will continue as a going concern. As described above, the Group has a significant working capital deficiency, has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Group's ability to continue as a going concern. Management's plans in regard to these matters are also described above. However, there is no assurance that the measures above can be achieved as planned. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

A disposal of a component of an entity or a group of components of an entity shall be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. Where an operation is classified as discontinued, a single amount is presented on the face of the consolidated statements of operations. The amount of total current assets, total non-current assets, total current liabilities and total non-current liabilities are presented separately on the consolidated balance sheets. In 2019, the group ceased on-train Wi-Fi business. As this business has no major effect on the Group’s financial positions, operation and financial result, the cease of these businesses does not qualify as discontinued operations.

(e)	Use of estimates

The preparation of financial statements in conformity with US GAAP requires to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period and accompanying notes, including allowance for doubtful accounts, the useful lives of property and equipment, impairment of long-term investments, impairment of long-lived assets, share-based compensation and valuation allowance for deferred tax assets. Actual results could differ from those estimates.

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

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(h)	Fair value of financial instruments

The Group's financial instruments include cash, accounts receivable, amount due from related parties, amount due to related parties and accounts payable. The Group did not have any other financial assets and liabilities or nonfinancial assets and liabilities that are measured at fair value on recurring basis as of December 31, 2018 and 2019.

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

Restricted cash relates to amount required by the bank as frozen accounts by Court mainly due to the litigation as disclosed in Note 22 (c).

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(k)	Property and equipment, net

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

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

Equity investments without readily determinable fair values

For investments in an investee over which the Group does not have significant influence, the Group carries the investment at cost and recognizes income as any dividends declared from distribution of investee's earnings. The Group reviews the equity investments without readily determinable fair values for impairment whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable. An impairment loss is recognized in earnings equal to the difference between the investment's carrying amount and its fair value at the balance sheet date of the reporting period for which the assessment is made. All equity investments, except those accounted for under the equity method of accounting or those resulting in the consolidation of the investee, be accounted for at fair value with all fair value changes recognized in income. For equity investments that do not have readily determinable fair values the Group measures the equity investment at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the Group.

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

(n)	Leases

In February 2016, the Financial Accounting Standards Board (the “FASB”) issued ASU 2016-02, Leases (Topic 842), which is effective for annual reporting periods (including interim periods) beginning after December 15, 2018, and early adoption is permitted. The Group has adopted the Topic 842 on January 1, 2019 using a modified retrospective approach reflecting the application of the standard to leases existing at, or entered into after, the beginning of the earliest comparative period presented in the consolidated financial statements.

The Group leases its offices, which are classified as operating leases in accordance with Topic 842. Under Topic 842, lessees are required to recognize the following for all leases (with the exception of short-term leases) on the commencement date: (i) lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (ii) right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term.

At the commencement date, the Group recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate for the same term as the underlying lease. The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All right-of-use assets are reviewed for impairment. No impairment for right-of-use lease assets as of December 31, 2019.

The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(o)	Revenue recognition

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

The Group's revenues are mainly derived from selling advertising time slots on the Group's advertising networks. For the years ended December 31, 2017, 2018 and 2019, the advertising revenues were generated from air travel media network including TV-attached digital frames in airports, digital TV screens in airports, digital TV screens on airlines, gas station media network and other media network such as on-train and on long-haul bus Wi-Fi.

Revenue by service categories

	For the years ended December 31,
	2017	2018	2019
Revenues from operations:
Air Travel Media Network	$18,702	$22,212	$25,954
Gas Station Media Network	4,093	413	-
Other Media	1,533	2,151	271
	$24,328	$24,776	$26,225

Air Travel Media Network: Through air travel media network, revenues were generated from digital frames in airports in the form of TV-attached digital frames, digital TV screens in airports, and digital TV screens on airplanes. There are also other revenues in air travel mainly include revenues from the display of media contents in air travel. For the advertising business, the Group typically signs standard contracts with its advertising clients, who require the Group to run the advertiser's advertisements on the Group's network in airports, airlines for a period of time which is the only performance obligation for a fixed price agreed in the contracts without variable considerations. The Group recognizes advertising revenues ratably over the service period for which the advertisements are displayed, so long as collection remains probable. For the program display business, the Group typically signs standard contracts with the customer who has the copyright of movies or TV programs and requires the Group to play the program on the Group's digital TV screens on airlines for a period of time which is the only performance obligation for a fixed price agreed in the contract. The Group recognizes program display revenues ratably over the performance period for which the program is played, so long as collection remains probable.

Gas Station Media Network: Through gas station media network, the Group sells advertising time slots through digital TV screens in gas stations which is the only performance obligation included in the contracts. The Group signs fixed fee contracts with the end customers or agencies for a specified period. The revenue is recognized on a straight-line basis over the specified period. This business was ceased in 2018 and no revenue is generated from gas station in following years.

Other Media: Through other media network such as on-train and on long-haul bus Wi-Fi network and self-owned and third parties’ public accounts, the Group provides Wechat public account promotion and advertising and promotion articles publishing service. For the public account promotion business, the passengers in the trains could connect to Wi-Fi for free via the Group's Wi-Fi equipment after registered as a member to that public account as a follower in WeChat. The Group charges a fix rate per new member and collects service fee from the client who owns the public accounts. For the advertising and promotion articles publishing business, the group has developed a public accounts pool which have already accumulated hundreds and thousands of registered users (there are both self-owned and third parties’ public accounts). Wechat public account promotion through on long-haul bus Wi-Fi network and on-train Wi-Fi network was ceased in 2018 and 2019 respectively.

Deferred revenue

Prepayments from customers for advertising service are deferred when corresponding performance obligation is not satisfied and recognized as revenue when the advertising services are rendered. The balance of deferred revenue as of December 31, 2019 is $2,813, the majority of which is $1,659 for the unsatisfied performance obligation with two customers with contracts amount of $1,724.

Nonmonetary exchanges

The Group occasionally exchanges advertising time slots and locations with other entities for assets or services, such as equipment and other assets. The amount of assets and revenue recognized is based on the fair value of the advertising provided or the fair value of the transferred assets, whichever is more readily determinable. There were no revenue recognized for nonmonetary transactions for the years ended December 31, 2017 and 2018. In 2019, the Group provided advertising time slots and locations to SINOPEC Yijie Sales Co., Ltd. (“Yijie”) as a part of settlement of the concession fee due to Yijie and recognized revenue of $792. In the meantime, the Group provided gas station display network equipment to settle the concession fee of $3,678 due to Yijie. The Group also entered into a contract with Beijing Kingsoft Co., Ltd.(“Kingsoft”) on providing advertising services in exchange for office software with a consideration amounted to $431. As of December 31, 2019, the Group has received the office software and accounted it as property and equipment, while a deferred revenue was accrued in the meantime as the agreed advertising services has not been provided. No direct costs are attributable to the revenues.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(p)	Value Added Tax ("VAT")

The Company's PRC subsidiaries are subject to value-added taxes at a rate of 6% on revenues and paid after deducting input VAT on purchases. The net VAT balance between input VAT and output VAT is reflected in the account as input VAT receivable or other taxes payable. The Group’s gross revenue is presented net of VAT. As of December 31, 2019, the Group assessed the recoverability of certified input VAT that was generated in prior year and recognized a cost of non-deductible input VAT that was generated in prior years of $10,998 for the year ended December 31, 2019.

(q)	Concession fees

The Group enters concession right agreements with vendors such as airlines and railway bureaus, under which the Group obtains the right to use the spaces or equipment of the vendors to display the advertisements.

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

(r)	Agency fees and Advertisement Publishing Fees

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

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(s)	Advertising costs

The Group expenses advertising costs as incurred. Total advertising expenses were $1,209, $623 and $622 for the years ended December 31, 2017, 2018 and 2019, respectively, and have been included as part of selling and marketing expenses.

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

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

In 2018, the Group incurred penalties of $4,324 related to underpayment or delayed payment for income tax expense of previous years. The tax penalty of $2,664 is charged for one-year delay of income tax payment of 2015 rising from the gain on transferring 75% equity of AM Advertising and the tax penalty of $1,660 is charged for the unpaid income tax expense of 2016 for the deduction of bad debt allowance from taxable income before tax without chasing up for debt and filing a special declaration of loss in asset. The Group accrued $12,725 on this according to USGAAP as of December 31, 2015, so that there was unpaid tax payable of $11,065 as of December 31, 2018 and 2019 after the Group paid off the total penalties in 2018. The Group assessed that the unpaid tax liability was considered an uncertain tax position as of December 31, 2018 and 2019 as it is not more likely than not to be sustained on audit if the tax authorities were to re-examine this position. As this tax position occurred in the 2016 tax filing, the statute of limitations will expire as of December 31, 2020. If there is no tax examination by the end of 2020, the uncertain tax position will be eliminated as a result of the lapse of the applicable statute of limitations.

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2019, the Group had $11,065 of unrecognized tax benefits that if recognized would affect the annual effective tax rate. The Group believes that it is reasonably possible that a decrease of $11,065 in unrecognized tax benefits may occur over the next twelve months due to a lapse of the applicable statute of limitations.

The Group incurred penalties of nil, $4,324 and nil related to underpayment or delayed payment for income tax expense for the years ended December 31, 2017, 2018 and 2019. As of December 31, 2018, all the penalties in 2018 have been paid off. For years ending December 31, 2017, 2018 and 2019 the Company recognized no interest expense related to unrecognized tax benefits. The Group is not currently under examination by any income taxing authority, nor has it been notified of an impending examination. As of December 31, 2019, tax years 2015 to present are subject to examination by the tax authorities.

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

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(w)	Comprehensive loss

Comprehensive loss includes net loss and foreign currency translation adjustments and is presented net of tax. The tax effect is nil for the three years ended December 31, 2017, 2018 and 2019 in the consolidated statements of comprehensive loss.

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

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and accounts receivable. The Group places their cash with financial institutions with high-credit rating and quality in China. For the years ended December 31, 2018 and 2019, there are four and two customers accounting for 10% or more of total revenue, respectively. As of December 31, 2018 and 2019, there are one and four customer accounting for 10% or more of total accounts receivables, respectively.

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

(aa)	Reclassification

Certain prior year amounts in the consolidated financial statements have been reclassified to conform with the current year presentation. These reclassifications have not changed the results of operations of prior periods.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(bb)	Recent issued accounting standards

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments – Credit Losses”, which will require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. In November 2018, the FASB issued ASU No. 2018-19, “Codification Improvements to Topic 326, Financial Instruments-Credit Losses”, which among other things, clarifies that receivables arising from operating leases are not within the scope of Subtopic 326-20. Instead, impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842, Leases. In April 2019, he FASB issued ASU No. 2019-04, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments”, which among other things, clarifies that measurement of the allowance for credit losses on accrued interest receivable balances should separate from other components of the amortized cost basis of associated financial assets, and other accounting policy election on accrued interest receivable. For public entities, the amendments in these ASU are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The Group does not expect the adoption of these amendments to have a material impact on the consolidated financial position and results of operations.

In August 2018, the FASB issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement”. The amendments in this ASU eliminate, add and modify certain disclosure requirements for fair value measurements. The amendments in this ASU, among other things, require public companies to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The amendments in this ASU are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019, and entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. The Group does not expect the adoption of these amendments to have a material impact on the consolidated financial position and results of operations.

In October 2018, the FASB issued ASU No. 2018-17, Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities. ASU 2018-17 expands the accounting alternative that allows private companies the election not to apply the variable interest entity guidance to qualifying common control leasing arrangements. ASU 2018-17 broadens the scope of the private company alternative to include all common control arrangements that meet specific criteria (not just leasing arrangements). ASU 2018-17 also eliminates the requirement that entities consider indirect interests held through related parties under common control in their entirety when assessing whether a decision-making fee is a variable interest. Instead, the reporting entity will consider such indirect interests on a proportionate basis. The amendments are effective for public business entities for fiscal years ending after December 15, 2019. Early adoption is permitted. The Group does not expect the adoption of the provisions to have a material impact on the consolidated financial position and results of operations.

Recently issued ASUs by the FASB, except for the ones mentioned above, and are not expected to have a material impact on the Group’s consolidated results of operations or financial position.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In U.S. dollars in thousands, except share and per share data)

3.	SEGMENT INFORMATION AND REVENUE ANALYSIS

The Group is mainly engaged in selling advertising time slots on their network, primarily air travel advertising network throughout PRC.

The Group chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group; hence, the Group has only one operating segment.

The Group primarily operates in the PRC and substantially all of the Group's long-lived assets are located in the PRC.

4.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consists of the following:

	As of December 31,
	2018	2019
Accounts receivable, gross	$13,424	$13,858
Less: Allowance for doubtful accounts	(5,486)	(5,437)
Accounts receivable, net	$7,938	$8,421

Movement of allowance for doubtful accounts is as follows:

Allowance for doubtful accounts
January 1, 2017	$3,815
Addition	1,403
Write off	(883)
Exchange rate adjustment	256
December 31, 2017	4,591
Addition	1,184
Write off	-
Exchange rate adjustment	(289)
December 31, 2018	5,486
Addition	113
Reverse	(93)
Exchange rate adjustment	(69)
December 31, 2019	$5,437

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In U.S. dollars in thousands, except share and per share data)

5.	OTHER CURRENT ASSETS, NET

Other current assets, net, consist of the following:

	As of December 31,
	2018			2019
	Gross	Allowance	Net	Gross	Allowance	Net
Input VAT receivable(i)	$17,540	$-	$17,540	$6,387	$-	$6,387
Prepaid selling and marketing fees	308	-	308	272	(125)	147
Short-term deposits	711	-	711	4,670	-	4,670
Prepaid income tax	264	-	264	261	(188)	73
Prepaid individual income tax and other employee advances	224	-	224	260	(121)	139
Loans to third parties (ii)	38,242	(38,061)	181	37,769	(37,719)	50
Receivable from third party (iii)	4,463	(1,242)	3,221	3,705	(2,283)	1,422
Receivable from non-controlling interest holders	1,178	-	1,178	1,002	(1,002)	-
Receivable from AM Advertising and its subsidiaries (iv)	22,726	(8,787)	13,939	22,445	(8,678)	13,767
Other prepaid expenses	6,753	(3,988)	2,765	6,375	(4,285)	2,090
Others	726	-	726	51	-	51

Total	$93,135	$(52,078)	$41,057	$83,197	$(54,401)	$28,796

(i)	Input VAT receivable decreased by $11,153 from $17,540 as of December 31, 2018 to $6,387 as of December 31, 2019 was mainly due to the fact that cost of non-deductible input VAT that generate in prior years of $10,998 was recognized for the year ended December 31, 2019. The Group ceased the operation in gas station media network and on long-haul bus Wi-Fi in 2018, and planned to dispose the assets related to these businesses, the input VAT was expected to be used to deduct the output VAT of assets disposal. However, in 2019, only a small part of the related assets has been discarded instead of disposal, and for the remaining, the Group estimated that these assets would not be disposed in the future, and no such output VAT would generate. Apart from that, the entities with relevant business were expected not to generate enough revenue of which the output VAT could cover the balance of input VAT.

(ii)	These third parties provide outdoor advertising services to their customers. Loans to third parties are in order to secure them to provide advertising services at prime locations to the Group. As of December 31, 2018 and 2019, the Group had balance of various loan agreements with third parties with aggregated amount of $38,242 and $37,769, respectively with the terms of one year. The interest rates were from 4.35% to 5% without any assets pledged for the years ended December 31, 2018 and 2019, respectively. As of December 31, 2018 and 2019, the bad debt allowance for loan to third parties amounted to $38,061 and $37,719, respectively.

(iii)	Receivable from third party mainly represented the concession fee deposits of Guangzhou Meizheng for the ceased operations in providing Wi-Fi services on trains that is expected to be refunded within one year. As of December 31, 2018 and 2019, the management conducted a review on the outstanding balance and recorded bad debt provision on other current assets for which the collectability is assessed to be remote. As of December 31, 2018 and 2019, the bad debt allowance was $1,242 and $2,283, respectively.

(iv)

Receivable from AM Advertising and its subsidiaries balance amounted to $22,726 and $22,445 as of December 31, 2018 and 2019, respectively. As of December 31, 2018 and 2019, $8,787 and $8,678 of bad debt allowance were made for the receivable balance, respectively, with foreign currency translation adjustment. The net balance $13,767 as of December 31, 2019 represents the loan due from AM advertising to support its operations of RMB88.0 million in principal balance and RMB7.8 million in interests.

On March 28, 2018, August 23, 2018 and November 2018, the Group entered into a MoU of transaction of 75% equity transfer of AM Advertising in 2015 and its supplemental agreements with Longde Wenchuang and Beijing Cultural Center Construction and Development Fund (Limited Partnership), Beijing Linghang Shengshi Advertising Co., Ltd. (“Linghang Shengshi”) and Mr. Guo have agreed to pay or make available to AM Advertising on or prior to May 30, 2018 and further extended to September 30, 2018 and December 31, 2018 an aggregate of RMB304.5 million which was to be discounted by the following amounts (i) the RMB152.0 million profits attributable to Linghang Shengshi for the first nine months of 2015; (ii) the loan of RMB88.0 million in principal balance and RMB7.8 million in interests; and (iii) the payment of RMB56.7 million in cash. As of December 31, 2019, the MoU was unsettled. When the MoU is settled in future, the net balance of receivable from AM Advertising and its subsidiaries will be cleared off.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In U.S. dollars in thousands, except share and per share data)

6.	PREPAID CONCESSION FEES, NET

The Group enters concession right agreements with vendors such as airlines and airport advertisement agent companies, under which the Group obtains the right to use the spaces or equipment of the vendors to display the advertisements. The balance of prepaid concession fees for the years ended December 31, 2018 and 2019 are $1,813 and $718, respectively. The decline of prepayment is due to the less concession fee prepaid to AirChina Media, resulting from the Group's cashflow management. A bad debt provision of $582 was accrued for the year ended December 31, 2019, due to the remote possibility of recovering.

7.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consist of the following:

	As of December 31,
	2018	2019
Digital display network equipment	$6,183	$6,604
Wi-Fi and network equipment	34,476	30,830
Gas station display network equipment	39,523	39,033
Software	9,241	9,633
Office property	10,888	10,753
Computer and office equipment	3,058	2,995
Vehicle	773	763
Leasehold improvement	2,783	2,413
Furniture and fixture	1,086	872
Total original costs	108,011	103,896
Less: impairment	(48,885)	(47,010)
Less: accumulated depreciation	(45,660)	(43,590)
Construction in progress	569	646
Less: impairment on construction in process	(569)	(562)

Total property and equipment, net	$13,466	$13,380

Depreciation expense for the years ended December 31, 2017, 2018 and 2019 were $11,547, $1,560 and $1,018, respectively. Impairment loss recorded for the years ended December 31, 2017, 2018 and 2019 were $49,468, $564 and $nil, respectively.

8.	PREPAID EQUIPMENT COST, NET

As of December 31, 2018, the prepaid equipment cost balance represents prepayment for airline Wi-Fi equipment of $2,364.

For the year ended December 31, 2019, the Group recognized a bad debt provision of $2,238 for the prepayment for airline Wi-Fi equipment due to the fact that with the development of technology and the upgrading of equipment, this type of equipment was no longer meet the Company’s need for future development and so no further payment was made to the supplier as required in the contract. Since the possibility of recovering the prepayment was remote, the Group accrued full bad debt provision. The Group also accrued a bad debt provision of $1,000 for the prepayment for satellite equipment as it was nonrefundable according to the contract and the cooperation with the supplier remained stagnant and the Group and the supplier were still in the process of negotiation as of the date of this annual report. As the negotiation may take a long time, it is uncertain whether the prepayment would be recovered in the future. The contract on the satellite equipment was entered in 2019 (“Main Agreement”), pursuant to which, the Group was obligated to purchase a minimum quantity of 500 in three years, therein 40 in 2019 with an agreed-upon unit price of $202. The Group failed to fulfill the minimum purchase quantity for 2019 and should be liable for the default according to the contract. In June 2020, the Group and the supplier entered into a negotiation on an amendment agreement to Main Agreement, pursuant to which, the minimum purchase quantity requirements on the Group in Main Agreement will be expected to remove. Therefore, the Group assessed the possibility of taking responsibility for breach of Main Agreement was remote and no contingent liability should be accrued for the default of Main Agreement as of December 31, 2019.

As of December 31, 2019, the prepaid equipment cost balance represents prepayment for signal generators of $30.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In U.S. dollars in thousands, except share and per share data)

9.	LONG-TERM INVESTMENTS, NET

(a)	Equity method investments, net

The Group had the following equity method investments, other-than-temporary impairment of $2,408 and $2,040 were recognized as of December 31, 2018 and 2019, respectively:

	As of December 31,
	2018		2019
Name of company	Percentage of ownership	Amount	Percentage of ownership	Amount
	%		%
Beijing Eastern Media Corporation Ltd. (“BEMC”) (1)	49	$1,769	49	$2,304

Beijing Hezhong Chuangjin Investment Co., Ltd. (“Hezhong Chuangjin”) (2)	15	1,886	15	1,863

Lanmeihangbiao Tiandi Internet Investment Management (Beijing) Co., Ltd. (“LMHB”) (3)	40	179	40	177

Beijing Yuyue Film Culture Co., Ltd (“Yuyue Film”) (4)	25	343	-	-

Unicom AirNet (Beijing) Network Co., Ltd. (“Unicom AirNet”) (5)	39	15,413	39	11,970

Less: impairment on equity method investments:
Hezhong Chuangjin (2)		(1,886)		(1,863)
LMHB (3)		(179)		(177)
Yuyue Film (4)		(343)		-

Equity method investments, net (6)		$17,182		$14,274

(1)	In March 2008, the Group entered into a definitive agreement with China Eastern Media Corporation, Ltd., a subsidiary of China Eastern Group and China Eastern Airlines Corporation Limited operating the media resources of China Eastern Group, to establish a joint venture, BEMC. BEMC was incorporated on March 18, 2008 in the PRC with China Eastern Media Corporation and the Group holding 51% and 49% equity interest, respectively. BEMC obtained concession rights of certain media resources from China Eastern Group, including the digital TV screens on airplanes of China Eastern Airlines, and paid concession fees to its shareholders as consideration. The investment was accounted for using the equity method of accounting as the Group has the ability to exercise significant influence to the operation of BEMC. $57, $247 and $562 gain on investment were picked up for the years ended December 31, 2017, 2018 and 2019, respectively.

(2)	In May 2015, the Group, together with several other third-party companies established Hezhong Chuangjin, which mainly focuses on internet financing. The investment was accounted for using the equity method of accounting as the Group has the ability to exercise significant influence to the operation of Hezhong Chuangjin. $78, nil and nil loss on investment were picked up for the years ended December 31, 2017, 2018 and 2019, respectively. The operation has been ceased from December 2017, the investment has been provided full impairment as of December 31, 2017, and the accumulated impairment was $1,886 and $1,863 as of December 31, 2018 and 2019, respectively, with foreign currency translation adjustment.

(3)	In September 2015, AirNet Online entered into an agreement with BlueFocus Wireless Internet (Beijing) Investment Management Co., Ltd. and two individual investors to establish a joint venture, LMHB. LMHB is mainly engaged in investment management of Wi-Fi platform marketing and other mobile internet industries. The investment was accounted for using the equity method of accounting as the Group has the ability to exercise significant influence to the operation of LMHB. $48, $33 and nil loss on investment were picked up for the years ended December 31, 2017, 2018 and 2019, respectively. The investment has been provided full impairment loss of $185 for the year ended December 31, 2018 and the accumulated impairment was $177 as of December 31 ,2019, with foreign currency translation adjustment.

(4)	In June 2016, Airnet Pictures entered into an agreement with two individual investors to establish a joint venture, Yuyue Film. Yuyue Film is mainly engaged in investment management of film investment and marketing. The investment was accounted for using the equity method of accounting as the Group has the ability to exercise significant influence to the operation of Yuyue Film. $95, nil and nil loss on investment were pick up for the years ended December 31, 2017, 2018 and 2019, respectively. The investment has been provided full impairment loss of $355 for the year ended December 31, 2018. In 2019, Yuyue Film was disposed with no consideration. Therefore, the cost and accumulated impairment were written off as of December 31, 2019.

(5)	On February 22, 2017, AirNet Online established Unicom AirNet, jointly with Unicom Broadband Online Co., Ltd. and Chengdu Haite Kairong Aeronautical Technology Co., Ltd., a wholly owned subsidiary of a listed company providing aeronautical technical services. Pursuant to a capital contribution agreement entered into by the relevant parties, AirNet Online invested RMB117.9 million in Unicom AirNet. After this transaction, AirNet Online currently holds 39% of equity interests in Unicom AirNet. The investment was accounted for using the equity method of accounting as the Group has the ability to exercise significant influence to the operation of Unicom AirNet. $1,114 and $3,281 loss on investment was picked up for the years ended December 31, 2018 and 2019, respectively.

(6)	Equity method investments, net decreased by $2,908 from $17,182 as of December 31, 2018 to $14,274 as of December 31, 2019 was mainly due to a loss of $3,281 on investment was picked up for Unicom AirNet, offset by a gain of $562 on investment were picked up for BEMC.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In U.S. dollars in thousands, except share and per share data)

9.	LONG-TERM INVESTMENTS, NET - continued

(b)	Equity investments without readily determinable fair values, net

The Group had the following equity investments without readily determinable fair values, other-than-temporary impairment of $49,273 and $48,662 was recognized as of December 31, 2018 and 2019, respectively:

	As of December 31,
	2018		2019
Name of company	Percentage of ownership	Amount	Percentage of ownership	Amount
	%		%
Zhangshangtong Air Service (Beijing) Co., Ltd. ("Zhangshangtong") (1)	20	$392	20	$387

Beijing Zhongjiao Huineng Information Technology Co., Ltd (“Zhongjiao Huineng”) (2)	13	546	13	540

AM Advertising (3)	20	77,424	20	76,464

Less: impairment
Zhangshangtong (1)		(392)		(387)
Zhongjiao Huineng (2)		(546)		(540)
AM Advertising (3)		(48,335)		(47,736)

Equity investments without readily determinable fair values, net		$29,089		$28,728

(1)	In June 2010, the Group acquired 20% equity interest in Zhangshangtong Air Service (Beijing) Co., Ltd. ("Zhangshangtong"), a company established in the PRC that is mainly engaged in air tickets agency services. In 2018, a full impairment loss of $407 has been recorded for this investment considering the carrying value is not recoverable. The accumulated impairment was $387 as of December 31, 2019, with foreign currency translation adjustment. On June 22, 2020, the Group disposed the investment of 20% equity interest in Zhangshangtong and received a consideration amounted to RMB 0.4 million.

(2)	In January 2016, the Group acquired 13.3% equity interest in Zhongjiao Huineng, a company established in the PRC that is mainly engaged in providing WIFI and GPS service to logistic industry. In 2018, a full impairment loss of $567 has been recorded for this investment considering the carrying value is not recoverable. The accumulated impairment was $540 as of December 31, 2019, with foreign currency translation adjustment.

(3)	The investment in AM Advertising was accounted for using the cost method of accounting, as the Group does not have the ability to exercise significant influence to the operation from 2016. In December 2018, the Group transferred the 20.32% equity interests in AM Advertising but did not derecognized this long-term investment considering the existence of continuing involvement and more than trivial benefit owned by the Group. Meanwhile the Group determined the fair value of this investment in AM Advertising according to the transaction price received, which became the new basis of the investment. Hence, the investment impairment loss of $50,159 in AM Advertising has been recorded for the years ended December 31, 2018 and the accumulated impairment was $47,736 as of December 31, 2019, with foreign currency translation adjustment. As of October 30, 2019, the Group and the transferee entered into a supplementary agreement on the outstanding amount of RMB380 million. The Group assessed that the supplementary agreement cannot trigger the derecognition of the financial asset of equity investment without readily determinable fair values in AM Advertising as of December 31, 2019.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In U.S. dollars in thousands, except share and per share data)

10.	LEASE

The Group leases offices space under non-cancelable operating leases, with terms ranging from one to three years. The Group considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. Lease expense for lease payment is recognized on a straight-line basis over the lease term. Leases with initial term of 12 months or less are not recorded on the balance sheet.

The Group determines whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease. When available, the Group uses the rate implicit in the lease to discount lease payments to present value; however, most of the Group’s leases do not provide a readily determinable implicit rate. Therefore, the Group discount lease payments based on an estimate of its incremental borrowing rate.

The Group's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Supplemental balance sheet information related to operating lease was as follows:

	As of December 31,
	2018	2019
Right-of-use assets	$-	$1,519

Operating lease liabilities - current	$-	$902
Operating lease liabilities - non-current	-	535
Total operating lease liabilities	$-	$1,437

The weighted average remaining lease terms and discount rates for the operating lease were as follows as of December 31, 2019:

Remaining lease term and discount rate:

Weighted average remaining lease term (years)	1.63
Weighted average discount rate	7.5%

For the years ended December 31, 2019, the Company incurred lease expenses as follows.

For the year ended December 31, 2019
Operating lease cost	$1,031
Short-term lease cost	154
Total	$1,185

Cash payment for operating lease under ASC 842 in the year of 2019 was $992.

For the years ended December 31, 2018 and 2017, rental expenses based on ASC 840 were $2,076 and $2,854, respectively.

The following is a schedule, by fiscal years, of maturities of lease liabilities as of December 31, 2019:

2020	$1,045
2021	582
Total lease payments	1,627
Less: imputed interest	(190)
Present value of lease liabilities	$1,437

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In U.S. dollars in thousands, except share and per share data)

11.	LONG-TERM DEPOSITS, NET

Long-term deposits, net consist of the following:

	As of December 31,
	2018	2019
Concession fee deposits	$920	$646
Office rental deposits	430	208

Total long-term deposits	$1,350	$854

Concession fee deposits normally have terms of three to five years and are refundable at the end of the concession terms. Office rental deposits normally have terms of one to three years and are refundable at the end of the lease term. Most of concession fee deposit has been provided bad debt according to assessment of recoverability.

The long-term deposits are not within the scope of the ASC 310-10-25 regarding interests on receivables, because they are intended to provide security for the counterparty to the concession rights or office rental agreements. Therefore, the deposits are recorded at cost.

12.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the follows:

	As of December 31,
	2018	2019
Accrued payroll and welfare	$1,719	$1,444
Other tax payable	350	335
Accrued staff disbursement	1,214	1,366
Deposit payable	247	241
Accrued professional fees	172	173
Other current liabilities (i)	1,857	840
Other accrued expenses	643	633
Payable to AM Advertising and its subsidiaries (ii)	3,556	3,512

	$9,758	$8,544

(i)	The other current liabilities represent other payable to third parties of $788 and payable to capital withdraw of non-controlling shareholders of $52.

(ii)	The amounts due to AM Advertising and its subsidiaries mainly represent the operation borrowings payable.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In U.S. dollars in thousands, except share and per share data)

13.	INCOME TAXES

AirNet is a tax-exempted company incorporated in the Cayman Islands.

Broad Cosmos is tax-exempted company incorporated in the British Virgin Islands.

AN China did not have any assessable profits arising in or derived from Hong Kong for the years ended December 31, 2017, 2018 and 2019, and accordingly no provision for Hong Kong Profits Tax was made in these years. According to Tax (Amendment) (No. 3) Ordinance 2018 published by Hong Kong government, form April 1, 2018, under the two-tiered profits tax rates regime, the profits tax rate for the first HK$2.0 million of assessable profits will be lowered to 8.25% (half of the rate specified in Schedule 8 to the Inland Revenue Ordinance (IRO)) for corporations and 7.5% (half of the standard rate) for unincorporated businesses (mostly partnerships and sole proprietorships). Assessable profits above HK$2.0 million will continue to be subject to the rate of 16.5% for corporations and standard rate of 15% for unincorporated businesses. AN China is qualified to elect the tax rate of 8.25% as it has no assessable profit in 2018 and has a small profit in 2019.

The Group's subsidiaries in the PRC are all subject to PRC Enterprise Income Tax ("EIT") on the taxable income in accordance with the relevant PRC income tax laws and regulations. The EIT rate for the Group's operating in PRC was 25% with the following exceptions.

Chuangyi Technology qualified for the High and New-Tech Enterprise ("HNTE") and maintained the status that would allow for a reduced 15% tax rate under EIT Law from year 2006 to 2017. Hence, Chuangyi Technology was subject to an EIT rate of 15%, 25% and 25% in 2017, 2018, and 2019, respectively.

Wangfan Linghang qualified for the HNTE at the end of 2017 and entitled to an EIT rate of 15%, expiring on December 26, 2020.

Air Esurfing qualified for the HNTE in 2018 and entitled to an EIT rate of 15%, expiring on September 10, 2021.

Income tax expenses are as follows:

	For the years ended December 31,
	2017	2018	2019
Income tax expenses:
Current	$633	$150	$691
Deferred	-	-	-
	$633	$150	$691

The principal components of the Group's deferred income tax assets are as follows:

	As of December 31,
	2018	2019
Deferred tax assets:
Allowance for doubtful accounts	$14,173	$15,341
Amortization of intangible assets	232	93
Net operating loss carry forwards	67,865	44,350
Excess marketing and advertising expense (15%)	12	54
Impairment on inventory	-	80
Total deferred tax assets	82,282	59,918

Valuation allowance	(82,282)	(59,918)

Total deferred tax assets, net	$-	$-

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In U.S. dollars in thousands, except share and per share data)

13.	INCOME TAXES - continued

The valuation allowance provided as of December 31, 2017, 2018 and 2019 relates to the deferred tax assets generated by the Group’s VIEs. The Group periodically evaluates the likelihood of the realization of deferred tax assets, and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes that either it is more likely than not that the deferred tax assets for these entities will not be realized as it does not expect to generate sufficient taxable income in future, or the amount involved is not significant. The Group's subsidiaries in the PRC had total net operating loss carry forwards approximately of $193,633 as of December 31, 2019. The net operating loss carry forwards for the PRC subsidiaries will expire on various dates through year 2024.

Reconciliation between the provision for income taxes computed by applying the PRC EIT rate of 25% to income before income taxes and the actual provision of income taxes is as follows:

	For the years ended December 31,
	2017	2018	2019
Net loss before provision for income taxes	$(178,548)	$(93,269)	$(33,213)
PRC statutory tax rate	25%	25%	25%
Income tax at statutory tax rate	(44,637)	(23,317)	(8,303)

Expenses not deductible for tax purpose
Entertainment expenses exceeded the tax limit	91	132	96
Tax effect of impairment loss on property and equipment and intangible assets	12,539	302	-
Tax effect of unrealized net operating loss	-	-	30,854
Tax effect of other permanent differences	2,482	4,913	(1,118)
Changes in valuation allowance	28,815	17,080	(22,364)
Effect of preferential tax rates granted to PRC entities	670	689	1,215
Effect of income tax rate difference in other jurisdictions	673	351	311

Income tax expenses	$633	$150	$691

Effective tax rates	(0.4)%	(0.2)%	(2.1)%

A valuation allowance was provided against deferred tax assets in entities where it was determined, it was more likely than not that the benefits of the deferred tax assets will not be realized. The Group had deferred tax assets which consisted of tax loss carry-forwards, accruals and reserves which can be carried forward to offset future taxable income. Management determined it is more likely that deferred tax assets could not be utilized, so a full valuation allowance was provided as of December 31, 2018 and 2019. The net valuation allowance increased by $28,815 and $17,080 during the years ended December 31, 2017 and 2018, respectively, and decreased by $22,364 during the year ended December 31, 2019.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In U.S. dollars in thousands, except share and per share data)

13.	INCOME TAXES - continued

In 2018, the Group incurred penalties of $4,324 related to underpayment or delayed payment for income tax expense of previous years. The tax penalty of $2,664 is charged for one-year delay of income tax payment of 2015 rising from the gain on transferring 75% equity of AM Advertising and the tax penalty of $1,660 is charged for the unpaid income tax expense of 2016 for the deduction of bad debt allowance from taxable income before tax without chasing up for debt and filing a special declaration of loss in asset. The Group accrued $12,725 on this according to USGAAP as of December 31, 2015, so that there was unpaid tax payable of $11,065 as of December 31, 2018 and 2019 after the Group paid off the total penalties in 2018. The Group assessed that the unpaid tax liability was considered an uncertain tax position as of December 31, 2018 and 2019 as it is not more likely than not to be sustained on audit if the tax authorities were to re-examine this position. As this tax position occurred in the 2016 tax filing, the statute of limitations will expire as of December 31, 2020. If there is no tax examination by the end of 2020, the uncertain tax position will be eliminated as a result of the lapse of the applicable statute of limitations.

The rollforward of uncertain tax position is as follows:

	As December 31,
	2017	2018	2019

Unrecognized tax benefits, beginning of year	$12,725	$12,725	$11,065
Reductions related to settlement of tax matters	-	(1,660)	-
Unrecognized tax benefits, end of year	12,725	11,065	11,065

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2019, the Group had $11,065 of unrecognized tax benefits that if recognized would affect the annual effective tax rate. The Group believes that it is reasonably possible that a decrease of $11,065 in unrecognized tax benefits may occur over the next twelve months due to a lapse of the applicable statute of limitations.

The Group incurred penalties of nil, $4,324 and nil related to underpayment or delayed payment for income tax expense for the years ended December 31, 2017, 2018 and 2019. As of December 31, 2018, all the penalties in 2018 have been paid off. For years ending December 31, 2017, 2018 and 2019, the Group recognized no interest expense related to unrecognized tax benefits. The Group is not currently under examination by any income taxing authority, nor has it been notified of an impending examination. As of December 31, 2019, tax years 2015 to present are subject to examination by the tax authorities.

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

However, the Company's subsidiaries located in the PRC were in a loss position and had accumulated deficit as of December 31, 2019, and the tax basis for the investment was greater than the carrying value of this investment. A deferred tax asset should be recognized for this temporary difference only if it is apparent that the temporary difference will reverse in the foreseeable future. Absent of evidence of a reversal in the foreseeable future, no deferred tax asset for such temporary difference was recorded. The Company did not record any tax on any of the undistributed earnings because the relevant subsidiaries do not intend to declare dividends and the Company intends to permanently reinvest it within the PRC.

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

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In U.S. dollars in thousands, except share and per share data)

14.	NET LOSS PER SHARE

The calculation of the net loss per share is as follows:

	For the years ended December 31,
	2017	2018	2019
Numerator:
Net loss attributable to AirNet Technology Inc.'s ordinary shareholders	$(156,476)	$(90,097)	$(31,477)

Denominator:
Weighted average ordinary shares outstanding used in computing net loss per ordinary share
Basic and diluted	125,629,779	125,653,175	125,664,777
Weighted average shares used in calculating loss per ADS
Basic and diluted	12,562,978	12,565,318	12,566,478

Net loss per ordinary share
Basic and diluted	$(1.25)	$(0.72)	$(0.25)

Net loss per ADS (i)
Basic and diluted	$(12.46)	$(7.17)	$(2.50)

(i)	On March 29, 2019, AirNet Technology Inc., JPMorgan Chase Bank, as depositary, and all holders from time to time of American Depositary Shares entered into Amended and Restated Deposit Agreement to combine original 5 ADSs to 1 ADSs. After the agreement is executed, 1 ADS amounted to $0.01 par value represents 10 ordinary shares amounted to 0.001 per share par value. The Group presents net loss attributable to AirNet Technology Inc.'s ordinary shareholders per ADS by retrospectively adjusting to all periods presented.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In U.S. dollars in thousands, except share and per share data)

15.	SHARE BASED PAYMENTS

2012 Share incentive plan

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

On February 15, 2019, the Company granted 4,300,000 options to its employees under the 2012 Option Plan to purchase the Company’s ordinary shares at an exercise price of $0.24 per share. One twelfth of these options will vest each quarter through February 15, 2022. The expiration date will be 5 years from the grant date.

On March 1, 2019, the Company granted 1,200,000 options to its employees under the 2012 Option Plan to purchase the Company’s ordinary shares at an exercise price of $0.23 per share. One sixteenth of these options will vest each quarter through March 1, 2023. The expiration date will be 5 years from the grant date.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In U.S. dollars in thousands, except share and per share data)

15.	SHARE BASED PAYMENTS - continued

The following summary of stock option activities under the 2007, 2011 and 2012 Share incentive plans as of December 31, 2019, reflective of all modifications is presented below:

	Outstanding Options
		Weighted average exercise	Weighted average	Weighted average remaining	Aggregate
	Number of	price	grant-date	contractual	intrinsic
	options	per option	fair value	terms	value
Outstanding as of January 1, 2019	5,866,028	$1.15	$1.05	-	$-
Granted	5,500,000	0.24	0.24
Exercised	-
Forfeited	(52,500)	0.24	0.24
Expired	(1,430,088)	1.03	1.03

Outstanding as of December 31, 2019	9,883,440	$0.66	$0.61	2.65	$3,324
Options vested and expected to vest as of December 31, 2019	9,883,440	$0.66	$0.61	2.65	$3,324

Options exercisable as of December 31, 2019	5,715,940	$0.96	$0.96	1.68	$188

The total intrinsic value of options exercised during the years ended December 31, 2017, 2018 and 2019 were nil, nil and nil respectively. The Group recorded share-based compensation of $343, $45 and $161 for the years ended December 31, 2017, 2018 and 2019, respectively. There was nil and $437 of total unrecognized compensation expense related to unvested share options granted as of December 31, 2018 and 2019, respectively. The expense is expected to be recognized over a weighted-average period 0 and 2.40 years on a straight-line basis as of December 31, 2018 and 2019, respectively.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In U.S. dollars in thousands, except share and per share data)

15.	SHARE BASED PAYMENTS – continued

(1)	Volatility

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

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In U.S. dollars in thousands, except share and per share data)

16.	FAIR VALUE MEASUREMENT

Measured on recurring basis

The Group measured its financial assets and liabilities, including cash and cash equivalents, accounts receivable, amounts due from related parties, prepaid equipment costs, accounts payable and amounts to from related parties on a recurring basis as of December 31, 2018 and 2019.

Cash and cash equivalents and restricted cash are classified within Level 1 of the fair value hierarchy because they are valued based on the quoted market price in an active market. The carrying amounts of accounts receivable, amounts due from related parties, prepaid equipment cost and accounts payable approximate their fair values due to their short-term maturity.

Measured on non-recurring basis

The Group measured property and equipment at fair value on a nonrecurring basis. The fair value was determined using models with significant unobservable inputs (Level 3 inputs). This was based on a number of key assumptions, including, but not limited to, undiscounted future cash flows and the annual net revenue projections based on the projected levels of advertising activities during the forecast periods, all of which were classified as Level 3 in the fair value hierarchy. As a result, the Group recorded $67,342, $564 and nil impairment charged for the years ended December 31, 2017, 2018 and 2019, respectively.

The Group measured its long-term investment in AM Advertising at fair value on a nonrecurring basis as result of the disposal transaction. The fair value was determined using the market approach (AM Advertising’s capital transaction completed as of December 31,2018 and announced to the public) with unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities (Level 2 inputs). The impairment recorded was nil, $50,159 and nil for the years ended December 31, 2017, 2018 and 2019, respectively.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In U.S. dollars in thousands, except share and per share data)

17.	SHARE REPURCHASE PLAN

On March 21, 2011, the Board of Directors authorized the Company to repurchase up to $20,000 of its own outstanding ADSs within two years from March 21, 2011. On September 26, 2012, the Board of Directors approved to increase the amount of the share repurchase program to $40,000 of its own outstanding ADS and to extend the termination date of the share repurchase program to March 20, 2014.

Up to December 31, 2019, the Company had repurchased an aggregate of 1,306,486 ADSs from the open market for a total consideration of $17,400, of which 438,137 ADSs had been cancelled and 868,349 ADSs were recorded as treasury stock. As of December 31, 2018 and 2019, accumulated 665,121 and 665,121 ADS of treasury stock have been reissued. On April 11, 2019, upon the execution of Amended and Restated Deposit Agreement which was agreed by AIRNET TECHNOLOGY INC. and JPMorgan Chase Bank, as depositary, 5 original ADSs is combined to 1 new ADS. The Group presents the number of ADSs by retrospectively adjusting to all periods presented. There were no repurchase or cancel of ADSs during the year ended December 31, 2019.

18.	MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees' income. The total contribution for such employee benefits were $3,256, $3,434 and $2,298 for the years ended December 31, 2017, 2018 and 2019, respectively.

19.	STATUTORY RESERVES

As stipulated by the relevant law and regulations in the PRC, the Group's subsidiaries, VIEs and VIEs' subsidiaries in the PRC are required to maintain non-distributable statutory surplus reserve. Appropriations to the statutory surplus reserve are required to be made at not less than 10% of profit after taxes as reported in the subsidiaries' statutory financial statements prepared under the PRC GAAP. Once appropriated, these amounts are not available for future distribution to owners or shareholders. Once the general reserve is accumulated to 50% of the subsidiaries' registered capital, the subsidiaries can choose not to provide more reserves. The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production and increase in registered capital of the subsidiaries. The Group allocated no statutory reserves during the years ended December 31, 2017, 2018 and 2019. The statutory reserves cannot be transferred to the Company in the form of loans or advances and are not distributable as cash dividends except in the event of liquidation.

20.	RESTRICTED NET ASSETS

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

As of December 31, 2018, the balance of restricted net assets was $350,526, of which $144,923 was attributed to the paid-in-capital, additional paid-in-capital and statutory reserves of the VIEs and VIEs' subsidiaries, and $205,603 was attributed to the paid in capital, additional paid-in-capital and statutory reserves of WFOE. As of December 31, 2019, the balance of restricted net assets was $349,549, of which $146,495 was attributed to the paid-in-capital, additional paid-in-capital and statutory reserves of the VIEs and VIEs' subsidiaries, and $203,054 was attributed to the paid in capital, additional paid-in-capital and statutory reserves of WFOE. Under applicable PRC laws, loans from PRC companies to their offshore affiliated entities require governmental approval, and advances by PRC companies to their offshore affiliated entities must be supported by bona fide business transactions.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In U.S. dollars in thousands, except share and per share data)

21.	COMMITMENTS

Concession fees

The Group has entered into concession right agreements with vendors, such as airlines. The contract terms of such concession rights are usually three to five years. The concession rights expire through 2022 and are renewable upon negotiation. Concession fees charged into statements of operations for the years ended December 31, 2017, 2018 and 2019 were $28,559, $20,976 and $12,302 respectively.

Future minimum concession fee payments under non-cancellable concession right agreements for all airlines were as follows:

Year ended December 31,
2020	$10,593
2021 and thereafter	-

22.	CONTINGENT LIABILITIES

(a)	Approval for non-advertising content

A majority of the digital frames and digital TV screens in the Group's network include programs that consist of both advertising content and non-advertising content. On December 6, 2007, the State Administration of Radio, Film or Television, or the SARFT, a governmental authority in the PRC, issued the Circular regarding Strengthening the Management of Public Audio-Video in Automobiles, Buildings and Other Public Areas, or the SARFT Circular. According to the SARFT Circular, displaying audio-video programs such as television news, films and television shows, sports, technology and entertainment through public audio-video systems located in automobiles, buildings, airports, bus or train stations, shops, banks and hospitals and other outdoor public systems must be approved by the SARFT. The Group intends to obtain the requisite approval of the SARFT for the Group's non-advertising content, but the Group cannot assure that the Group will obtain such approval in compliance with this new SARFT Circular, or at all. In January 2014, the Group entered into a strategic alliance with China Radio International Oriental Network (Beijing) Co., Ltd ("CRION"), which manages the internet TV business of China International Broadcasting Network, to operate the CIBN-AirNet channel for broadcast network TV programs to air travelers in China. According to the terms of the cooperation arrangement with CRION, during the cooperation period from March 28, 2014 to March 27, 2024, CRION shall obtain and, from time to time, be responsible for obtaining any approval, license and consent regarding the regulation of broadcasting and television from relevant authorities.

There is no assurance that CRION will be able to obtain or maintain the requisite approval or the Group will be able to renew the contract with CRION when they expire. If the requisite approval is not obtained, the Group will be required to eliminate non-advertising content from the programs included in the Group's digital frames and digital TV screens and advertisers may find the Group's network less attractive and be unwilling to purchase advertising time slots on the Group's network. As of December 31, 2019, the Group did not record a provision for this matter as management believes the possibility of adverse outcome of the matter is remote and any liability it may incur would not have a material adverse effect on its consolidated financial statements. However, it is not possible for the Group to predict the ultimate outcome and the possible range of the potential impact of failure to obtain such disclosed registrations and approvals primarily due to the lack of relevant data and information in the market in this industry in the past.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In U.S. dollars in thousands, except share and per share data)

22.	CONTINGENT LIABILITIES - continued

(b)	AM Advertising Dispute

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

As a result of the above disputes, the Group is no longer able to exercise significant influence in operating and strategic decision of AM Advertising and cannot access to AM Advertising’s financial information. Accordingly, the Group accounted its investment in AM Advertising as equity investments without readily determinable fair values (see Note 9) as of December 31, 2017, 2018 and 2019. AM Advertising and its subsidiaries are no longer related parties to the Group. As of December 31, 2016, the Group treated the provision for earnout commitment of $23,549 as contingent liability and did not record any additional provision for this matter as management believes the possibility of adverse outcome of the matter is remote and any liability it may incur would not have a material adverse effect on its consolidated financial statements. On March 28, 2018, August 23, 2018 and November 2018, a MoU and its supplemental agreements respectively, with, among others, Longde Wenchuang and Beijing Cultural Center Construction and Development Fund (Limited Partnership), under which, among other things, Linghang Shengshi and Mr. Guo have agreed to pay or make available to AM Advertising on or prior to May 30, 2018 and further extended to September 30, 2018 and December 31, 2018 an aggregate of RMB304.5 million which was to be discounted by the following amounts (i) the RMB152.0 million profits attributable to Linghang Shengshi, Mr. Guo and Mr. Xu for the first nine months of 2015, based on a third-party pro forma audit report on AM Advertising; (ii) the loan of RMB88.0 million in principal balance and RMB7.8 million in interests; and (iii) the payment of RMB56.7 million in cash after the sale of the 20.32% equity interests in AM Advertising, which consisted of 20.18% equity interests hold by the Group and 0.14% equity interests hold by Mr. Man Guo and Mr. Qing Xu on behalf of the Group, and following the completion of the foregoing arrangements, the Group’s obligations with respect to the profit target for 2015, the earnout provision for the first nine months of 2015 and the loans between AM Advertising and Linghang Shengshi shall be deem completed. According to the aforesaid MoU, after Linghang Shengshi, Mr. Guo and Mr. Xu transfer all the equity interest of AM Advertising, they will cease to be shareholders of AM Advertising and will not be able to continuously assume the obligations in connection with the profit commitment and earn out provision as a matter of fact.

The sale of the 20.32% equity interests in AM Advertising (therein 20.18% was held by the Group) has been completed as of December 31,2018, while the cash payment of RMB56.7 million to Longde Wenchuang and Beijing Cultural Center Construction and Development Fund (Limited Partnership) has not been paid yet by the Group as of December 31, 2019. Upon the effectiveness of MoU, the Group has written off the contingency of provision for earnout provision, and has recorded an actual payable of earnout provision in the amount of RMB152.6 million as of December 31, 2018. On June 27, 2019, Linghang Shengshi received a letter of notification from AM Advertising requiring for the immediate payment for the net settlement of RMB 56.7 million (the “Letter”) and Linghang Shengshi responded to the Letter on June 28, 2019 by urging AM Advertising to cooperate with income tax deduction. As of December 31, 2019, Longde Wenchuang and Culture Center have not issued a written notice requesting the cancellation of the MoU, and according to an independent third-party attorney’s legal opinion, the MoU was still effective and the aforementioned actual payable of earnout provision remained.

(c)	GreatView Media Dispute

On September 29, 2018, SINOPEC Shanghai Oil Products Company (the “SINOPEC Shanghai”) brought before the district court of Huangpu, Shanghai a legal action against GreatView Media and AM Advertising. As plaintiff, SINOPEC Shanghai plead to the court a) to dissolve the advertising service agreement and supplementary agreement signed between SINOPEC Shanghai and GreatView Media; b) to support its claim to an overdue concession fee of RMB 24.4 million over the period starting from September 2009 to February 2018, which may be subject to change, payable by GreatView Media; c) to support its claim to an overdue electricity bill of RMB 2.9 million over the period starting from September 2009 to February 2018, which may be subject to change, payable by GreatView Media; d) to support its claim holding AM Advertising liable to both the overdue concession fee and electricity bill; and e) to support its claim that the legal fees shall be borne by the defendants. In February 2019, RMB 27.3 million has been paid to the court by Linghang Shengshi on behalf of GreatView Media as security of this matter, which will be returned to the Group after the case closes if the Group wins the case. On May 30, 2019, the court sentenced that GreatView Media should pay the overdue rental fee of RMB3.3 million to SINOPEC Shanghai and rejected SINOPEC Shanghai’s rest of the original claim. GreatView Media subsequently appealed against this sentence. As of the date of this annual report, the case has not yet closed and the Group is not able to predict the ultimate outcome and the possible range of the potential impact of failure primarily due to the legal action has just proceeded with the second court appearance and an exchange of evidence between the plaintiff and the defendants. As of December 31, 2019, The Group did not record a provision for this matter as a liability to SINOPEC Shanghai of RMB18.7 million has been accrued as of December 31, 2018 and it’s assessed that no further indicator of additional liability should be provided as the second court appearance has not sentenced as of the date of this annual report. The management also believes the liability it may incur would not have a material adverse effect on its liquidity due to the fact that the deposit of RMB 27.3 million paid to the court has covered SINOPEC Shanghai’s total claim.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In U.S. dollars in thousands, except share and per share data)

23.	RELATED PARTY TRANSACTIONS

(a)	Details of outstanding balances with the Group's related parties as of December 31, 2018 and 2019 were as follows:

Amount due from related parties:

		As of December 31,
Name of related parties	Relationship	2018	2019
Mambo Fiesta Limited. (1)	Shareholder of the Company	$16	$17
Shanghai Qingxuan Co., Ltd. (1)	Entity controlled by Mr. Herman Man Guo	1	1
Global Earning Pacific Ltd. (1)	Shareholder of the Company	1	2
Wealthy Environment Limited. (1)	Shareholder of the Company	-	1
AirMedia Holding Ltd. (1)	Entity controlled by Mr. Herman Man Guo	-	3
AirMedia Merger Company Ltd. (1)	Entity controlled by Mr. Herman Man Guo	-	3

		$18	$27

(1)	The amounts represent interest free advances to the related parties in a short-term basis for operation purpose.

Amount due to related parties:

		As of December 31,
Name of related parties	Relationship	2018	2019
Beijing Eastern Media Corporation Ltd. (1)	Equity method investment	$228	$254
Mrs. Dan Shao	Principal Shareholder	-	2,873

		$228	$3,127

(1)	On the consolidated balance sheets as of December 31, 2018 issued in previous year, the Company disclosed accounts payable amounted to $39,304, which included the amount due to Beijing Eastern Media Corporation Ltd. (“BEMC”) of $228. The Company holds 49% of equity interest in BEMC and accounted BEMC as equity method investment as of December 31, 2018 and 2019. BEMC should be considered as a related party of the Company. The Company analyzed the misstatement of these disclosure on quantitative impact and qualitative impact, and concluded that the impact of above difference was not material in both quantitative view and qualitative view. Therefore, no restatement on the previously issued financial statement is necessary. However, the Company revised the comparable financial statement as of December 31, 2018 in this annual report for the comparable purpose. Accounts payable was revised from $39,304 to $39,076, while the amount due to related party was revised from nil to $228 as of December 31, 2018.

(b)	Details of transactions with the Group's related parties for the years ended December 31, 2018 and 2019 were as follows:

	For the year ended December 31,
Transactions	2018	2019
Sales to Unicom AirNet.	$78	$-
Purchase from Beijing Eastern Media Corporation Ltd.	$157	$2,423

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In U.S. dollars in thousands, except share and per share data)

24.	SUBSEQUENT EVENTS

In early January of 2020, a novel coronavirus (“COVID-19”) outbreak took place in Wuhan, China. Subsequently, it has spread rapidly to Asia and other parts of the world. The COVID-19 outbreak has resulted in widespread economic disruptions in China, as well as stringent government measures by the Chinese government to contain its transmissions including quarantines, travel restrictions, and temporary closures of non-essential businesses in China and elsewhere.

The Group’s result of operations and financial performance was adversely affected in the first quarter of 2020. As COVID-19 was gradually contained in China since the second quarter of 2020, travel restrictions have gradually reopened and the macro economy has gradually recovered in the meantime. Impact from COVID-19 on the Group’s business has also mitigated since then. In addition, to further mitigated the impact from COVID-19, the Group has conducted a stronger measure of cost reduction. However, as of the date of this annual report, the pandemic continues in other parts of the world and there is also slight rebound in several places in China from time to time. Airline business in which the Group mainly operates has not totally recovered to the status before COVID-19. The Group’s result of operations and financial performance for the fiscal year 2020 is still uncertain to the extent that COVID-19 exerts long-term negative impact on the Chinese economy.

On August 13, 2020, the Company announced that its board of directors (the “Board”) has adopted a shareholder rights plan. Pursuant to the plan, the Company will issue one right (a “Right”) with respect to each outstanding ordinary share of the Company of a par value of US$0.001 each (the “Ordinary Shares”), held of record at the close of business on August 24, 2020. Each Right will initially entitle the registered holder to purchase one Ordinary Share at an exercise price of US$0.9 per Right, subject to adjustment. However, the Rights are not immediately exercisable and will become exercisable only upon the occurrence of certain events.

On August 20, 2020, the Company announced that Dragonpass Co., Ltd. (“Dragonpass”), an independent third party, entered into a capital increase agreement (the “Agreement”) with relevant parties to subscribe for 1.61% of the equity interests in one of the Company’s subsidiaries providing media contents on airplanes for a consideration of RMB 10.0 million. The Agreement further stated that the committed subscription of equity would be the initial installment of an intended aggregate investment of RMB 30.0 million, of which the terms of the next installment of RMB 20.0 million would be pending for further negotiations.

AIRNET TECHNOLOGY INC.

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS

(In U.S. dollars in thousands, except share and per share data)

	As of December 31,
	2018	2019
Assets
Current assets
Cash and cash equivalents	$5	$2
Amount due from subsidiaries	51,226	22,776
Other current assets	1,895	108

Total current assets	53,126	22,886

TOTAL ASSETS	$53,126	$22,886

Liabilities
Current liabilities
Accrued expenses and other current liabilities	$1,727	$2,422

Total liabilities	1,727	2,422

Equity
Ordinary Shares ($0.001 par value; 900,000,000 shares authorized in 2018 and 2019; 127,697,055 shares issued as of December 31, 2018 and 2019; 125,664,777 shares outstanding as of December 31, 2018 and 2019)	128	128
Additional paid-in capital	284,726	284,887
Treasury stock (2,032,278 shares as of December 31, 2018 and 2019)	(2,351)	(2,351)
Accumulated deficits	(262,415)	(293,892)
Accumulated other comprehensive income	31,311	31,692

Total equity	51,399	20,464

TOTAL LIABILITIES AND EQUITY	$53,126	$22,886

AIRNET TECHNOLOGY INC.

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF OPERATIONS

(In U.S. dollars in thousands)

	For the years ended December 31,
	2017	2018	2019
Operating expenses
Selling and marketing	$-	$-	$-
General and administrative	(468)	(1,786)	(1,010)

Total operating expenses	(468)	(1,786)	(1,010)
Other income (loss), net	(5)	468	15
Investment loss in subsidiaries	(156,003)	(88,779)	(30,482)

Net loss attributable to holders of ordinary shares	$(156,476)	$(90,097)	$(31,477)

AIRNET TECHNOLOGY INC.

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF COMPREHENSIVE LOSS

(In U.S. dollars in thousands)

	For the years ended December 31,
	2017	2018	2019
Net loss	$(156,476)	$(90,097)	$(31,477)
Other comprehensive loss, net of tax:
Change in cumulative foreign currency translation adjustment	35,743	(4,140)	381

Comprehensive loss attributable to Parent Company	$(120,733)	$(94,237)	$(31,096)

AIRNET TECHNOLOGY INC.

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CHANGES IN EQUITY

(In U.S. dollars in thousands, except share and per share data)

	Ordinary shares		Additional		(Accumulated deficits)	Accumulated other
	Shares	Amount	paid-in capital	Treasury stock	retained earnings	comprehensive Income (loss)	Total equity
Balance as of January 1, 2017	125,629,779	$128	$287,094	$(2,351)	$(15,842)	$(292)	$268,737

Share-based compensation	-	-	343	-	-	-	343
Foreign currency translation adjustment	-	-	-	-	-	35,743	35,743
Net loss	-	-	-	-	(156,476)	-	(156,476)
Acquisition of equity interests from non-controlling shareholders	-	-	(1,414)	-	-	-	(1,414)
Capital contribution from non-controlling interests	-	-	716	-	-	-	716
Balance as of December 31, 2017	125,629,779	$128	$286,739	$(2,351)	$(172,318)	$35,451	$147,649

Share issued to Ascent Investor Relations LLC	34,998	0.03	18				18
Share-based compensation			45				45
Foreign currency translation adjustment	-	-	-	-	-	(4,140)	(4,140)
Net loss	-	-	-	-	(90,097)	-	(90,097)
Capital withdraw from non-controlling			(1,131)				(1,131)
Acquisition of additional equity interest in the Flying Dragon from non-controlling interest			(945)				(945)
Balance as of December 31, 2018	125,664,777	$128	$284,726	$(2,351)	$(262,415)	$31,311	$51,399

Share-based compensation	-	-	161	-	-	-	161
Foreign currency translation adjustment	-	-	-	-	-	381	381
Net loss	-	-	-	-	(31,477)	-	(31,477)
Balance as of December 31, 2019	125,664,777	$128	284,887	(2,351)	(293,892)	31,692	20,464

AIRNET TECHNOLOGY INC.

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CASH FLOWS

(In U.S. dollars in thousands)

	For the years ended December 31,
	2017	2018	2019
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(156,476)	$(90,097)	$(31,477)
Investment loss in subsidiaries	156,003	88,779	30,482
Share-based compensation	343	45	161
Bad debt provisions	-	-	286

CHANGES IN WORKING CAPITAL ACCOUNTS
Other current assets	1,907	24	1,501
Accrued expenses and other current liabilities	3	1,518	695
Amount due from subsidiaries	(1,830)	(353)	(1,651)

Net cash used in operating activities	(50)	(84)	(3)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercises of stock options	-	-	-

Net cash provided by financing activities	-	-	-

Net decrease in cash, cash equivalents and restricted cash	(50)	(84)	(3)
Cash, cash equivalents and restricted cash, at beginning of year	139	89	5

Cash, cash equivalents and restricted cash, at end of year	$89	$5	$2

AIRNET TECHNOLOGY INC.

NOTES TO ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

FINANCIAL INFORMATION OF PARENT COMPANY

(In U.S. dollars in thousands)

Notes:

1.	BASIS FOR PREPARATION

The condensed financial information of the parent company, AirNet Technology Inc., only has been prepared using the same accounting policies as set out in the Group's consolidated financial statements except that the parent company has used equity method to account for its investment in its subsidiaries.

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