Form 20-F
period 2020-12-31
AIRNET TECHNOLOGY INC.
filed 2021-05-06
CIK 1413745

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Suite 301 No. 26

Dongzhimenwai Street
Dongcheng District, Beijing 100027
The People’s Republic of China

(Address of principal executive offices)

Herman Man Guo
Chief Executive Officer and Interim Chief Financial Officer
AirNet Technology Inc.

Suite 301 No. 26

Dongzhimenwai Street
Dongcheng District, Beijing 10027
The People’s Republic of China
Phone:+86 10 8460 8818
Email: herman@ihangmei.com

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2020, 149,541,085 ordinary shares (excluding 2,032,278 ordinary shares and ordinary shares represented by ADSs reserved for settlement upon exercise of our incentive share awards), par value US$0.001 per share, were outstanding.

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

Yes ☐	No ☐

AIRNET TECHNOLOGY INC.

INTRODUCTION

Except as otherwise indicated by the context, in this annual report:

•	“ADSs” refers to our American depositary shares, each of which represents ten ordinary shares;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Hong Kong, Macau and Taiwan;

•	“ordinary shares” refers to our ordinary shares, par value US$0.001 per share;

•	“RMB” or “Renminbi” refers to the legal currency of China;

•	“U.S. dollars,” “$,” “US$” or “dollars” refers to the legal currency of the United States;

•	“VIEs” means our variable interest entities; and

•	“we,” “us,” “our,” the “Company” or “AirNet” refers to the combined business of AirNet Technology Inc., its subsidiaries, its VIEs and VIEs’ subsidiaries.

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

Our financial statements are expressed in U.S. dollars, which is our reporting currency. Certain Renminbi figures in this annual report are translated into U.S. dollars solely for the reader’s convenience. Unless otherwise noted, all convenience translations from Renminbi to U.S. dollars in this annual report were made at a rate of RMB6.5250 to $1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2020. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rate stated above, or at all.

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include but are not limited to:

•	our growth strategies;

•	our future business development, results of operations and financial condition, including the products and services combining in-flight connectivity, entertainment and cryptocurrency mining;

•	competition in the advertising industry and in particular, the travel advertising industry in China;

•	the expected growth in consumer spending, average income levels and advertising spending levels;

•	the growth of the air, train and long-haul bus travel sectors in China;

•	the length and severity of the COVID-19 outbreak and its impact on our business and industry; and

•	PRC governmental policies relating to the advertising industry.

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

A.            Selected Financial Data

Selected Consolidated Financial Data

The following table represents our selected consolidated financial information. The selected consolidated statements of operations data for the years ended December 31, 2018, 2019 and 2020 and the consolidated balance sheet data as of December 31, 2019 and 2020 have been derived from our audited consolidated financial statements, which are included in this annual report. The selected consolidated statements of operations data for the year ended December 31, 2016 and 2017 and the selected consolidated balance sheet data as of December 31, 2016, 2017 and 2018, except for the impact of retrospective adjustments for the deconsolidation of our media business in airports (excluding digital TV screens in airports and TV-attached digital frames) and all billboard and LED media business outside of airports (excluding gas station media network and digital TV screens on airplanes), all of which have been classified as discontinued operations, have been derived from our financial statements for the relevant periods, which are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

These selected consolidated financial data below should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and related notes included elsewhere in this annual report and “Item 5. Operating and Financial Review and Prospects” below. Our historical results do not necessarily indicate results expected for any future periods.

	Years Ended December 31,
	2016	2017	2018	2019	2020
	(in thousands of U.S. Dollars, except share, per share and per ADS data)
Consolidated Statements of Operations Data:
Revenues:
Air Travel Media Network	$12,178	$18,702	$22,212	$25,954	$23,474
Gas Station Media Network	4,009	4,093	413	—	—
Other Media	410	1,533	2,151	271	72
Total revenues	16,597	24,328	24,776	26,225	23,546
Business tax and other sales tax	(84)	(569)	(230)	(203)	(112)
Net revenues	16,513	23,759	24,546	26,022	23,434
Cost of revenues	(49,042)	(58,967)	(32,630)	(33,587)	(19,588)
Gross (loss) profit	(32,529)	(35,208)	(8,084)	(7,565)	3,846
Operating expenses:
Selling and marketing	(12,056)	(12,747)	(7,492)	(4,445)	(2,533)
General and administrative	(44,401)	(62,818)	(31,502)	(20,208)	(9,807)
Research and development	—	(689)	(1,110)	(1,157)	(724)
Impairment of fixed assets, prepaid equipment cost and intangible assets	(826	(67,342)	(564)	—	—
Total operating expenses	(57,283)	(143,596)	(40,668)	(25,810)	(13,064)
Loss from operations	(89,812)	(178,804)	(48,752)	(33,375)	(9,218)
Interest income (expense)	843	2,645	(106)	(436)	(742)
Loss and impairment on long-term investments	(33)	(2,603)	(52,337)	(2,703)	(2,947)
Other income, net	4,243	214	7,926	3,301	9,120
Loss before income taxes	(84,759)	(178,548)	(93,269)	(33,213)	(3,787)
Less: income tax expenses (benefits)	4,483	633	150	691	(10,235)
Net (loss) income	(89,242)	(179,181)	(93,419)	(33,904)	6,448
Less: Net loss attributable to non-controlling interests	(23,617)	(22,705)	(3,322)	(2,427)	(1,079)
Net (loss) income attributable to AirNet Technology Inc.’s shareholders	(65,625)	(156,476)	(90,097)	(31,477)	7,527
Weighted average shares outstanding used in computing net loss per ordinary share
-basic	125,277,056	125,629,779	125,653,175	125,664,777	125,795,606
-diluted	125,277,056	125,629,779	125,653,175	125,664,777	125,795,606
Net (loss) income attributable to AirNet Technology Inc.’s shareholders per ordinary share—basic	$(0.52)	$(1.25)	$(0.72)	$(0.25)	$0.06
Net (loss) income attributable to AirNet Technology Inc.’s shareholders per ordinary share—diluted	$(0.52)	$(1.25)	$(0.72)	$(0.25)	$0.06
Net (loss) income attributable to AirNet Technology Inc.’s shareholders per ADS—basic(1)	$(5.24)	$(12.46)	$(7.17)	$(2.50)	$0.60
Net (loss) income attributable to AirNet Technology Inc.’s shareholders per ADS—diluted(1)	$(5.24)	$(12.46)	$(7.17)	$(2.50)	$0.60

(1)	Each ADS represents ten ordinary shares effective on April 11, 2019, and per ADS information has been retrospectively restated for all periods presented.

The following table presents a summary of our consolidated balance sheet data as of December 31, 2016, 2017, 2018, 2019 and 2020:

	As of December 31,
	2016	2017	2018	2019	2020

	(in thousands of U.S. Dollars)
Balance Sheet Data:
Cash and cash equivalents	$117,547	$15,355	$15,536	$958	$283
Total assets	381,190	225,002	129,816	97,706	115,078
Total liabilities	114,593	101,323	115,417	116,669	116,436
Total AirNet Technology Inc.’s shareholders’ equity	268,737	147,649	51,399	20,464	31,623
Non-controlling interests	(2,140)	(23,970)	(37,000)	(39,427)	(32,981)
Total equity (deficit)	$266,597	$123,679	$14,399	$(18,963)	$(1,358)

B.            Capitalization and Indebtedness

Not applicable.

C.            Reasons for the Offer and Use of Proceeds

Not applicable.

D.            Risk Factors

Summary Risk Factors

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks Related to Our Business

•	We incurred net losses in the past and we may incur losses in the future.

•	We have a limited operating history, which may make it difficult for you to evaluate our business and prospects.

•	We may fail to successfully implement our new business initiatives in cryptocurrency mining, where we have limited experience.

•	If advertisers or the viewing public do not accept, or lose interest in, our air travel media network, we may be unable to generate sufficient cash flow from our operating activities and our business and results of operations could be materially and adversely affected.

•	If we do not succeed in launching our in-flight business, our future results of operations and growth prospects may be materially and adversely affected.

Risks Related to Our Corporate Structure

•	If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with PRC governmental restrictions on foreign investment in the advertising industry and in the operating of non-advertising content, our business could be materially and adversely affected.

•	Because some of the shareholders of our VIEs in China are our directors and officers, their fiduciary duties to us may conflict with their respective roles in the VIEs, and their interest may not be aligned with the interests of our unaffiliated public security holders. If any of the shareholders of our VIEs fails to act in the best interests of our company or our shareholders, our business and results of operations may be materially and adversely affected.

•	We rely on contractual arrangements with our consolidated variable interest entities and their shareholders for a substantial portion of our China operations, which may not be as effective as direct ownership in providing operational control.

•	We have not registered the pledge of equity interest by certain shareholder of our consolidated affiliated entities with the relevant authority, and we may not be able to enforce the equity pledge against any third parties who acquire the equity interests in good faith in the relevant consolidated affiliated entities before the pledge is registered.

Risks Related to Doing Business in China

•	Adverse changes in the political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our services and have a material adverse effect on our competitive position.

•	Uncertainties with respect to the PRC legal system could limit the legal protections available to us or result in substantial costs and the diversion of resources and management attention.

•	A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business, financial condition, results of operations and prospects.

Risks Related to the Market for Our ADSs

•	The trading price of our ADSs has been and may continue to be volatile.

•	If we fail to comply with the continued listing requirements of Nasdaq, we would face possible delisting, which would result in a limited public market for our ADSs and make obtaining future debt or equity financing more difficult for us.

•	We have been named as a defendant or respondent in legal proceedings that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.

Risks Related to Our Business

We incurred net losses in the past and we may incur losses in the future.

In an effort to realign our business, we:

•	divested most of our airport travel advertising business in 2015;
•

terminated our advertising service at long-haul buses, gas stations completely and scaled down our on-train Wi-Fi business significantly in 2018 and in early 2019 ceased operations for Wi-Fi services on trains altogether;

•	consolidated our efforts in providing in-flight contents of entertainment, advertising and digital multimedia in China; and
•	strengthened our efforts in launching and operating our in-flight connectivity business and cryptocurrency mining business.

In anticipation of the immediate impacts of COVID-19, we diverted our resources into the development of mining of cryptocurrencies since the beginning of 2021 while the staggering effects of COVID-19 on the economy and airline industry were being evaluated.

We have incurred net losses in recent years, and notwithstanding we recorded net income in 2020 and in spite of our efforts to transition into our new business, we may incur loss in the future. With respect to the termination of our advertising service at gas station and our on-train Wi-Fi business, we no longer pay concession fees. With respect to providing contents on flights, we have paid, and expect to continue to pay concession fees to secure time intervals to play advertising contents. With respect to our in-flight connectivity business, we have incurred, and expect to continue to incur, substantial expenses in the form of acquisition of concession rights, initial system development and installation investments and ongoing system operation and maintenance costs. In the event of any significant technology development, we may need to incur further system development expenses.

Concession fees constitute a significant part of our cost of revenues and most of our concession fees are fixed under the concession rights contracts with an escalation clause. These fees payments are usually due in advance. However, our revenues may fluctuate significantly from period to period for various reasons. For instance, when new concession rights contracts are signed for a period, additional concession fees are incurred immediately, but it may take some time for us to generate revenues from these concession rights contracts because it takes time to find advertisers for the time slots and locations made available under these new contracts. Similarly, we need to purchase the bandwidth before we sell our Wi-Fi services to users and we need to maintain our system regardless of the level of revenue. If we are not able to attract enough advertisers and customers, or at all, our revenue will decrease and we may continue to incur losses given most of our costs and expenses are fixed.

We have a limited operating history, which may make it difficult for you to evaluate our business and prospects.

Although we began our business operations in August 2005, we started to explore our in-flight connectivity business in 2015, and began operating our in-flight content business in 2015 as well divested our airport travel advertising business in 2015. As a result of our business realignment, our advertising service at long-haul buses and gas stations were terminated and on-train Wi-Fi business were scaled down significantly in 2018 and in early 2019 ceased operations for Wi-Fi services on trains altogether. Our limited operating history may not provide a meaningful basis for you to evaluate our business, financial performance and prospects. It is also difficult to evaluate the viability of our business model because we do not have sufficient experience to address the risks that we may encounter as we conduct our businesses. Certain members of our senior management team, especially those who joined us only recently due to our Wi-Fi business, have worked together for a relatively short period of time and it may be difficult for us to evaluate their effectiveness, on an individual or collective basis, and their ability to address future challenges to our business. Because of our limited operating history, we may not be able to:

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

We may fail to successfully implement our new business initiatives in cryptocurrency mining, where we have limited experience.

We have established a new line of business in relation to cryptocurrency mining to mitigate the adversary impacts of COVID-19 on our in-flight connectivity business. On December 30, 2020 and February 4, 2021, we entered into investment agreements with Unistar Group Holdings Limited and Northern Shore Group Limited, respectively, pursuant to which we issued ordinary shares in exchange for the delivery and transfer of computer servers specifically designed for mining cryptocurrencies. We will generate revenue from the cryptocurrency we earn through our mining activities, which we may hold for our own account and or sell at prices and times as determined by our executive management team in accordance with our corporate strategy. However, cryptocurrency mining is substantially different from our existing business in many ways, such as business model and governmental and regulatory requirements. In addition, the cryptocurrency mining industry is characterized by constant changes, including rapid technological evolution, continual shifts in government regulations, frequent introductions of new products and solutions and constant emergence of new industry standards and practices. Specifically, relevant restrictions from existing and future regulations on mining, holding, using, or transferring of cryptocurrencies may adversely affect our future business operations and results of operations. For example, although mining activities have not been explicitly prohibited by the PRC government, any further order of the PRC government to limit cryptocurrency mining may result in a crackdown on the cryptocurrency market and adversely affect the outcome of our new business initiatives. It is possible that the cryptocurrency market may respond to such regulations by moving to other countries or changing its practices to comply. However, it is unclear how various countries will regulate the blockchain or how the market will respond to such regulations. If any jurisdictions impose limitations on the mining, use, holding or transferring of cryptocurrencies or any other cryptocurrency-related activities, we may fail to achieve the expected benefits, and our business prospects may be materially and adversely affected. Based on our limited experience in cryptocurrency mining business and the unpredictable policy changes towards such business, there can be no assurance that we will be successful in implementing our new business initiatives in cryptocurrency mining, and our existing business, results of operations and financial condition may be materially and adversely affected.

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

Driven by innovation, we gradually reinvented ourselves and shaped our core competence in providing in-flight solutions to connectivity, entertainment and digital multimedia in China. We began to explore the in-flight business in 2018, which has sustained adversary impacts caused by the spread of COVID-19 and the measurements taken to contain such spread. We collaborated with partners to deliver in-flight connectivity solutions and a wide range of in-flight entertainment and advertising contents streaming via the connectivity. We may face unexpected new risks as we continue to launch this new business. As a result, we cannot assure you that we will be able to generate enough, or any, revenue from this business. If we fail to do so, our considerable amounts of investment on system development, will materially and adversely affect our business and financial results.

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

Our business, financial condition and results of operations was and may continue to be adversely affected by the COVID-19 outbreak.

The recent outbreak of a novel strain of coronavirus, the COVID-19, has spread rapidly to many parts of the world. In March 2020, the World Health Organization declared the COVID-19 a pandemic, which has resulted in quarantines, travel restrictions, and the temporary closure of facilities in China and many other countries for the past few months. The spread of the pandemic and efforts to contain and counter the spread of the pandemic has restrained the flow of travelers both domestically and internationally. As our primary business is to provide in-flight connectivity and contents in the nature of information and entertainment to travelers by air, our results of operations and financial condition have been adversely affected and may continue to be adversely affected by the COVID-19, to the extent that COVID-19 exerts long-term negative impact on the global economy.

Government efforts to contain the spread of COVID-19 through city lockdowns or “stay-at-home” orders, widespread business closures, restrictions on travel and emergency quarantines, among others, have caused significant and unprecedented disruptions to the global economy and normal business operations across sectors and countries. In 2020, many businesses and social activities in China and other countries and regions were severely disrupted. The COVID-19 pandemic may also affect our business, financial condition and results of operations for the full year 2021 to some extent. The extent to which this outbreak impacts our results of operations will depend on future developments which are highly uncertain and unpredictable, including new outbreaks of COVID-19, the severity of the disease, the success or failure of efforts to contain or treat the disease, and future actions we or the authorities may take in response to these developments.

We derive a significant portion of our revenues from the provision of air travel media services. A contraction in the air travel media industry in China may materially and adversely affect our business and results of operations.

Approximately 99.7% of our revenues from continuing operations in 2020 was generated from the provision of air travel media services through the display of advertisements on digital TV screens on airplanes. We expect digital TV screens on airplanes to contribute substantially all of our air travel network revenue and a majority of all our revenue in the foreseeable future. If we cannot successfully generate revenues from our Wi-Fi business, this situation will continue into the foreseeable future. A contraction in air travel media industry in China could therefore have a material adverse effect on our business and results of operations.

If we are unable to carry out our operations as specified in existing concession rights contracts, retain or renew existing concession rights contracts or to obtain new concession rights contracts on commercially advantageous terms, we may be unable to maintain or expand our network coverage and our costs may increase significantly in the future.

Except for our new cryptocurrency business started in early 2021, our ability to carry out almost all of our wi-fi and advertising business depends on the availability of the necessary concession rights. However, we cannot assure you that we will be able to carry out our operations as specified in our concession rights contracts, and any failure to perform may affect the availability of our concession rights and materially and negatively affect our business.

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

We derived a significant portion of our revenues from operations in 2020 from six airline companies in China. As of the date of this annual report, we have concession rights contracts to place our programs on China Southern Airline, China Eastern Airline, Shanghai Airline, Xiamen Airline, Air China and Shenzhen Airline, which in the aggregate contributed more than a majority of our revenue from digital TV screens on airplanes in 2020. A material business or flight disruption of any of those airline companies could negatively affect our advertising media on airplanes operated by those companies.

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

The programs on the majority of our digital TV screens include both advertising and non-advertising content. Third-party content providers and various other television stations and television production companies have contracts with us to provide the majority of the non-advertising content played on our digital TV screens on airplanes. There is no assurance that we will be able to renew these contracts, enter into substitute contracts to obtain similar contents or obtain non-advertising content on satisfactory terms, or at all. To make our programs more attractive, we must continue to secure contracts with third-party content providers. If we fail to obtain a sufficient amount of high-quality content on a cost-effective basis, advertisers may find advertising on our network unattractive and may not wish to purchase advertising time slots or locations on our network, which would materially and adversely affect our business and results of operations.

When our current advertising network of digital TV screens and LED screens becomes saturated on the airlines where we operate, we may be unable to offer additional time slots or locations to satisfy all of our advertisers’ needs, which could hamper our ability to generate higher levels of revenues and profitability over time.

When our network of digital TV screens and LED screens in airplanes becomes saturated in any particular airline where we operate, we may be unable to offer additional advertising time slots or locations to satisfy all of our advertisers’ needs. We would need to increase our advertising rates for advertising in such airlines or other locations to increase our revenues. However, advertisers may be unwilling to accept rate increases, which could hamper our ability to generate higher levels of revenues over time. In particular, the utilization rates of our advertising time slots and locations on the three largest airlines in China are higher than those on other airlines, and saturation or oversaturation of digital TV screens on these airlines could have a material adverse effect on our growth prospects.

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

A limited number of advertisers historically accounted for a significant portion of our revenues, for the years ended December 31, 2018, 2019 and 2020, two, four and two individual customers accounted for over 10% of total revenue, respectively.

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

To a large extent, our results of operations are linked to the demand for air travel, which fluctuates greatly from period to period, and is subject to seasonality due to holiday travel and weather conditions. Other factors that may affect our results include:

•	Downturns in the economy. Business travel is one of the primary drivers of the air travel industry and it tends to increase in times of economic growth and decrease in times of economic slowdown. A decrease in air passengers in China could lead to lower advertiser spending on our air travel media network.

•	Plane crashes or other accidents. An aircraft crash or other accident, such as those in 2014 involving certain Asian-based airlines, could create a public perception that air travel is not safe or reliable, which could result in air travelers being reluctant to fly. Significant aircraft delays due to capacity constraints, weather conditions or mechanical problems could also reduce demand for air travel, especially for shorter domestic flights.

•	Adversely affect by the COVID-19 outbreak. As our primary business is to provide in-flight connectivity and contents in the nature of information and entertainment to travelers by air, our results of operations and financial condition have been adversely affected and may continue to be adversely affected by the COVID-19, to the extent that COVID-19 exerts long-term negative impact on the global economy. See “—Our business, financial condition and results of operations was and may continue to be adversely affected by the COVID-19 outbreak.”

If the demand for air travel within our network decreases for any of these or other reasons, advertisers may be reluctant to advertise on our network and we may be unable to sell our advertising time slots or locations or charge premium prices.

Past and future acquisitions may have an adverse effect on our ability to manage our business.

We have acquired and may continue to acquire businesses, technologies, services or products which are complementary to our business in relation to cryptocurrency mining in the future. Past and future acquisitions may expose us to potential risks, including risks associated with:

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

Our acquisition strategy also depends on our ability to obtain necessary government approvals. See “—Risks Related to Doing Business in China—The M&A Rule sets forth complex procedures for acquisitions conducted by foreign investors which could make it more difficult to pursue growth through acquisitions.”

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

We have identified material weaknesses in our internal control over financial reporting in the past. If we fail to develop or maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential stockholders could lose confidence in our financial reporting, which would harm our business and the trading price of our securities. In connection with the audit of our consolidated financial statements for the year ended December 31, 2020, our management concluded we had material weaknesses in our internal controls. Despite our continued efforts and the improvement achieved, our management has concluded that we had not maintained effective internal control over financial reporting and disclosure controls and procedures as of December 31, 2020. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness as of December 31, 2020 was related to the weak operating effectiveness and lack of monitoring of controls over financial reporting due to inadequate resources or resources with insufficient experience or training in our financial reporting team, administration team and human resource team. See “Item 15. Controls and Procedures.” Any failure to achieve and maintain effective internal control over financial reporting could negatively affect the reliability of our financial information and reduce investors’ confidence in our reported financial information, which in turn could result in lawsuits being filed against us by our shareholders, otherwise harm our reputation or negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements of the Sarbanes-Oxley Act.

We may need additional capital which, if obtained, could result in dilution or significant debt service obligations. We may not be able to obtain additional capital on commercially reasonable terms, which could adversely affect our liquidity and financial position.

We may require additional cash resources due to changed business conditions or other future developments, especially given our investment in our cryptocurrency mining business. If our current resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of convertible debt securities or additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations and liquidity.

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

Furthermore, we have established a new line of business in relation to cryptocurrency mining since early 2021. Governmental authorities are likely to continue to issue new laws, rules and regulations governing the cryptocurrency industry and enhance enforcement of existing laws, rules and regulations. For example, seven PRC governmental authorities including the People’s Bank of China, promulgated an announcement in September 2017 prohibiting financial institutions from engaging in initial coin offering transactions. Some jurisdictions, including the PRC, restrict various uses of cryptocurrencies, including the use of cryptocurrencies as a medium of exchange, the conversion between cryptocurrencies and fiat currencies or between cryptocurrencies, the provision of trading and other services related to cryptocurrencies by financial institutions and payment institutions, and initial coin offerings and other means of capital raising based on cryptocurrencies. In addition, cryptocurrencies may be used by market participants for black market transactions, to conduct fraud, money laundering and terrorism-funding, tax evasion, economic sanction evasion or other illegal activities. As a result, governments may seek to regulate, restrict, control or ban the mining, use, holding and transferring of cryptocurrencies. We may not be able to eliminate all instances where other parties use our products to engage in money laundering or other illegal or improper activities. We cannot assure you that we will successfully detect all money laundering or other illegal or improper activities which may adversely affect our reputation, business, financial condition and results of operations.

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

Substantially all of our operations are conducted through contractual arrangements with our consolidated VIEs in China: Yuehang Sunshine Network Technology Group Co., Ltd. (previously known as AirMedia Online Network Technology Group Co., Ltd.), or AirNet Online, Beijing Linghang Shengshi Advertising Co., Ltd., or Linghang Shengshi, Wangfan Tianxia Network Technology Co., Ltd., or Iwangfan. As the Foreign-invested Advertising Enterprise Management Regulations, or the Foreign-invested Advertising Regulations, which became effective on October 1, 2008 and has been abolished on June 29, 2015, it permitted 100% foreign ownership of companies that provide advertising services, subject to approval by relevant PRC government authorities. Also according to the Special Administrative Measures for Access of Foreign Investment (Negative List) (2020 Edition), which became effective on July 23, 2020, the television program production and operation falls into the category of prohibited foreign investment industry, but the advertising business still does not fall into the category of restricted or prohibited foreign investment industry. We believe that these regulations apply to our business and are therefore carrying out the portions of our business that involve the production of non-advertising content through our VIEs. Our wholly owned Hong Kong subsidiary Air Net (China) Limited, or AN China, the 100% shareholder of our three wholly foreign owned subsidiaries in China, has been operating an advertising business in Hong Kong since 2008, and thus it is allowed to directly invest in advertising business in China. In December 2014, we transferred 100% equity interest in Shenzhen Yuehang Information Technology Co., Ltd., or Shenzhen Yuehang, to AN China to provide advertising services in China directly. In July 2015, Shenzhen Yuehang obtained the approval to include advertising in its scope of business. We therefore intent to gradually shift our advertising business to Shenzhen Yuehang to gradually reduce our reliance on the current VIE structure in terms of our advertising business. Our advertising business is currently primarily provided through our contractual arrangements with certain of our consolidated VIEs in China. These entities directly operate our air advertising network, enter into concession rights contracts related to our air advertising network and sell advertising time slots and locations to our advertisers. In addition, under current PRC regulations, a foreign entity is prohibited from owning more than 50% of any PRC entity that provides value-added telecommunication services, and Wi-Fi services might be regarded as value-added telecommunication business. As a result, we enter into concession rights contracts related to our Wi-Fi business via AirNet Online, which is expected to directly operate this business. We have contractual arrangements with these VIEs pursuant to which we, through Yuehang Chuangyi Technology (Beijing) Co., Ltd., or Chuangyi Technology, provide technical support and consulting services and other services to these entities. We also have agreements with our VIEs and each of their individual shareholders (except Yi Zhang) that provide us with the substantial ability to control these entities. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements.”

In January 2016, we, through the nominee shareholders of the respective VIEs, transferred 3.5% equity interest in each of AirNet Online and Linghang Shengshi to Yi Zhang. Yi Zhang is an unrelated third-party minority shareholder of those VIEs and did not enter into the same VIE arrangements with us as did the other nominee shareholders. In December 2018 and February 2020, Yi Zhang withdrew all his equity interests in Linghang Shengshi and AirNet Online, respectively. Accordingly, we can exert control over the equity interests in the VIEs previously owned by Yi Zhang.

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

Certain of our directors and officers are shareholders in the VIEs, namely AirNet Online, Linghang Shengshi, and Iwangfan. Mr. Herman Man Guo, our chairman and chief executive officer, in addition to holding 15.35% in our company, also directly and indirectly holds approximately 80.00% of AirNet Online, 86.9193% of Linghang Shengshi and 90.00% of Iwangfan. Mr. Qing Xu, our director and executive president, in addition to holding 1.3% of our company, also directly and indirectly holds approximately 15.00% of AirNet Online, and 12.9954% of Linghang Shengshi. In addition, Mr. Guo is a director of AirNet Online, Linghang Shengshi and Iwangfan, the general manager of Linghang Shengshi, and the legal representative of AirNet Online and Linghang Shengshi; Mr. Xu is a director of Linghang Shengshi, the general manager and legal representative of Iwangfan. For these directors and officers, their fiduciary duties toward our company under Cayman Islands law — to act honestly, in good faith and with a view to our best interests — may conflict with their roles in the VIEs, as what is in the best interest of the VIEs may not be in the best interests of our company or the unaffiliated public shareholders of our company.

Currently, we do not have agreements in place that solely target to resolve conflicts of interest arising between our company and the VIEs and their operations. In addition, we have not appointed a separate fiduciary — one without potential conflicts of interest — to serve as the fiduciary of the public unaffiliated security holders of our company. Although our independent directors or disinterested officers may take measures to prevent the parties with dual roles from making decisions that may favor themselves as shareholders of the VIEs, we cannot assure you that these measures would be effective in all instances. If the parties with dual roles do find ways to make and carry out decisions on our behalf that are detrimental to our interest, our business and results of operations may be materially and adversely affected.

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

The individual shareholders of our VIEs, each a consolidated affiliated entity of ours, have pledged all of their equity interests, including the right to receive declared dividends, in the relevant VIEs to Chuangyi Technology, our wholly-owned subsidiary. An equity pledge agreement becomes effective among the parties upon execution, but according to the PRC Civil Code, an equity pledge is not perfected as a security property right unless it is registered with the relevant local administration for industry and commerce. We have not yet registered the share pledges by shareholders of AirNet Online, Linghang Shengshi and Iwangfan. As the registration of these pledges has not yet been completed so far, the pledges, as property rights, have not yet become effective under the PRC Civil Code. Before the registration procedures are completed, we cannot assure you that the effectiveness of these pledges will be recognized by PRC courts if disputes arise with respect to certain pledged equity interests or that Chuangyi Technology’s interests as pledgee will prevail over those of third parties. Chuangyi Technology may not be able to successfully enforce these pledges against any third parties who have acquired property right interests in good faith in the equity interests in AirNet Online, Linghang Shengshi and Iwangfan. As a result, if AirNet Online, Linghang Shengshi or Iwangfan breaches their respective obligations under the various agreements described above, and there are third parties who have acquired equity interests in good faith, Chuangyi Technology would need to resort to legal proceedings to enforce its contractual rights under the equity pledge agreements, or the underlying agreements secured by the pledges. We do not have agreements that pledge the assets of the VIEs and their respective subsidiaries for the benefit of us or our wholly owned subsidiaries.

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

The value of the RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. Since October 1, 2016, Renminbi has joined the International Monetary Fund (IMF)’s basket of currencies that make up the Special Drawing Right (SDR), along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. While appreciating approximately by 7% against the U.S. dollar in 2017, the Renminbi in 2018 depreciated approximately by 5% against the U.S. dollar.  Starting from the beginning of 2019, the Renminbi has depreciated significantly against the U.S. dollar again. In early August 2019, the PBOC set the Renminbi's daily reference rate at RMB7.0039 to US$1.00, the first time that the exchange rate of Renminbi to U.S. dollar exceeded 7.0 since 2008. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

Wangfan Linghang Mobile Network Technology Co., Ltd., one of our PRC subsidiaries, or Linghang received the HNTE certificate at the end of 2017 and was entitled to an EIT rate of 15% from 2017, expiring on December 26, 2020, and will be entitled to an EIT rate of 25% afterwards.

Air Esurfing Information Technology Co., Ltd., one of our PRC subsidiaries, or Air Esurfing received the HNTE certificate in 2018 and entitled to an EIT rate of 15% from 2018, expiring on September 10, 2021.

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

The custodians or authorized users of our controlling non-tangible assets, including chops and seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets.

Under the PRC law, legal documents for corporate transactions, including agreements and contracts are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with relevant PRC market regulation administrative authorities.

In order to secure the use of our chops and seals, we have established internal control procedures and rules for using these chops and seals. In any event that the chops and seals are intended to be used, the responsible personnel will submit the application through our office automation system and the application will be verified and approved by authorized employees in accordance with our internal control procedures and rules. In addition, in order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to authorized employees. Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees could abuse their authority, for example, by entering into a contract not approved by us or seeking to gain control of one of our subsidiaries or our affiliated entities or their subsidiaries. If any employee obtains, misuses or misappropriates our chops and seals or other controlling non-tangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve and divert management from our operations.

It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

Shareholder claims or regulatory investigations that are common in jurisdictions outside China are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States or other jurisdictions may not be efficient in the absence of a mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC, and without the consent by the Chinese securities regulatory authorities under the State Council and the relevant competent departments under the State Council, no entity or individual may provide documents or materials related to securities business to any foreign party. While detailed interpretation of or implementation rules under Article 177 has yet to be promulgated, the inability of an overseas securities regulator to directly conduct investigation or evidence collection activities within China and the potential obstacles for information provision may further increase difficulties you face in protecting your interests. See “—You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law, conduct substantially all of our operations in China and most of our directors and officers reside outside the United States” for risks associated with investing in us as a Cayman Islands company.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law, conduct substantially all of our operations in China and most of our directors and officers reside outside the United States.

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some states in the United States, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of exempted companies in Cayman Islands like us have no general rights under Cayman Islands law to inspect corporate records (other than our memorandum and articles of association, special resolutions passed by our shareholders, and our register of mortgages and chargers) or to obtain copies of lists of shareholders of these companies. Our directors have discretion to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

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

In addition, we conduct substantially all of our business operations in China, and substantially all of our directors and senior management are based in China. The SEC, U.S. Department of Justice and other authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies and non-U.S. persons, including company directors and officers, in certain emerging markets, including China. Additionally, our public shareholders may have limited rights and few practical remedies in emerging markets where we operate, as shareholder claims that are common in the United States, including class action securities law and fraud claims, generally are difficult or impossible to pursue as a matter of law or practicality in many emerging markets, including China. For example, in China, there are significant legal and other obstacles for the SEC, the DOJ and other U.S. authorities to obtaining information needed for shareholder investigations or litigation. Although the competent authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, the regulatory cooperation with the securities regulatory authorities in the United States has not been efficient in the absence of a mutual and practical cooperation mechanism. In China, without the consent of the Chinese securities regulatory authorities under the State Council and the relevant competent departments under the State Council, no organization or individual may provide the documents and materials relating to securities business activities to foreign securities regulators. See “—It may be difficult for overseas regulators to conduct investigations or collect evidence within China.”

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

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. During the year of 2020, the trading prices of our ADSs on the Nasdaq Capital Market ranged from $0.64 to $2.19 per ADS, and the last reported trading price on May 5, 2021 was $3.51 per ADS. Effective on April 11, 2019, we adjusted the ratio of our ADSs to ordinary shares from one ADS representing two ordinary shares to one ADS representing ten ordinary shares. The aforementioned trading prices have not been adjusted for the ADS ratio change. The price of our ADSs may fluctuate in response to a number of events and factors including, changes in the economic performance or market valuations of other advertising companies, conditions in the air travel media industry and the sales or perceived potential sales of additional ordinary shares or ADSs.

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

If we fail to comply with the continued listing requirements of Nasdaq, we would face possible delisting, which would result in a limited public market for our ADSs and make obtaining future debt or equity financing more difficult for us.

Our ADSs are currently listed on the Nasdaq Capital Market under the symbol “ANTE.” We are required to meet certain qualitative and financial requirements to maintain the listing of our ADSs on Nasdaq.

We received a notification letter from Nasdaq on March 30, 2020 indicating that the closing bid price per ADS had been below $1.00 for a period of 30 consecutive business days and that we did not meet the minimum bid price requirement set forth in Rule 5550(a)(2) of the Nasdaq Listing Rules. Due to the tolling of compliance period through June 30, 2020, as determined by Nasdaq, we had until December 10, 2020, to regain compliance with the minimum bid price requirement. We received a notification letter from the Listing Qualifications Department of Nasdaq dated November 13, 2020 notifying us that we have regained compliance with the requirement.

In addition, we received a notification letter from Nasdaq on September 16, 2020 indicating that we failed to comply with Rule 5550(b) of the Nasdaq Listing Rules, which requires a minimum $2.5 million stockholders’ equity, or $35 million market value of listed securities, or $500,000 of net income from continuing operations. The letter also noted that we have until November 2, 2020 to submit a plan to Nasdaq to regain compliance with Rule 5550(b) of the Nasdaq Listing Rules. After reviewing the compliance plan which we submitted, Nasdaq granted us an extension to regain compliance. Under the terms of the extension, we must, on or before March 15, 2021, complete the actions undertaken by us in the compliance plan and evidence compliance with the Rule 5550(b) of the Nasdaq Listing Rules. We received a notification letter from the Listing Qualifications Department of Nasdaq dated February 18, 2021, notifying us that we have regained compliance with the market value requirement.

However, there can be no assurance that we will be able to continue to maintain our compliance with the continued listing requirements of Nasdaq. If we fail to satisfy the requirements going forward or fail to regain compliance on a timely basis, our ADSs could be delisted from Nasdaq Capital Market and they would likely be traded on the over-the-counter markets. As a result, selling our ADSs could be more difficult because smaller quantities of shares would likely be bought and sold, and security analysts’ coverage of us may be reduced. In addition, in the event our ADSs are delisted, broker-dealers would bear certain regulatory burdens which may discourage them from effecting transactions in our ADSs and further limit the liquidity. These factors could result in lower trading prices and larger spreads in the bid and ask prices for our ADSs. Such delisting from Nasdaq could also greatly impair our ability to raise additional funds through equity or debt financing.

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

Certain principal shareholders hold a substantial percentage of the outstanding shares of our company. For example, as of March 31, 2021, our principal shareholder, Mr. Herman Man Guo, along with his wife, Ms. Dan Shao, beneficially owned approximately 25.0% of our outstanding ordinary shares. Mr. Guo and other principal shareholders of our company could exert substantial influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

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

We believe we were a passive foreign investment company for our taxable year ended December 31, 2020, which could subject United States investors in the ADSs or ordinary shares to significant adverse U.S. federal income tax consequences.

Based on the market price of our ADSs and composition of our assets (in particular the retention of a substantial amount of cash), we believe that we were a “passive foreign investment company,” or “PFIC,” for U.S. federal income tax purposes for our taxable year ended December 31, 2020, and we may be a PFIC for our current taxable year ending December 31, 2021 unless the market price of our ADSs increases and/or we invest a substantial amount of cash and other passive assets we hold in assets that produce or are held for the production of non-passive income. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) 75% or more of its gross income for such year consists of certain types of “passive” income or (2) 50% or more of the average quarterly value of its assets (as generally determined on the basis of fair market value) during such year produce or are held for the production of passive income.

If we were to be classified as a PFIC in any taxable year, a U.S. Holder (as defined in Item 10. Additional Information—E.—Taxation—U.S. Federal Income Taxation) may incur significantly increased U.S. income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules. Furthermore, a U.S. Holder will generally be treated as holding an equity interest in a PFIC in the first taxable year of the U.S. Holder’s holding period in which we become a PFIC and subsequent taxable years even if, we, in fact, cease to be a PFIC in subsequent taxable years. Accordingly, a U.S. Holder of our ADSs or ordinary shares is urged to consult its tax advisor concerning the U.S. federal income tax consequences of an investment in our ADSs or ordinary shares, including the possibility of making a “mark-to-market” election. For more information, see “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation.”

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

On November 7, 2007, we listed our ADSs on the Nasdaq Global Market under the symbol “AMCN.” We and certain of our then shareholders completed the initial public offering of 17,250,000 ADSs, representing 34,500,000 of our ordinary shares, on November 13, 2007. Our ADSs were subsequently transferred to the Nasdaq Global Select Market, and transferred to the Nasdaq Capital Market in November 2018. On April 11, 2019, we changed our ADS share ratio from one ADS representing two ordinary shares to one ADS representing ten ordinary shares. Our trading symbol on the Nasdaq Capital Market has been changed from “AMCN” to “ANTE” effective on June 13, 2019.

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

In June 2015, we entered into an equity interest transfer agreement with Beijing Longde Wenchuang Investment Fund Management Co., Ltd. to sell 75% equity interest of AM Advertising, for a consideration of RMB2.1 billion in cash. In November 2015, Beijing Longde Wenchuang Investment Fund Management Co., Ltd. assigned and transferred its rights and obligations under the equity interest transfer agreement relating to 46.43% equity interest of AM Advertising to Beijing Cultural Center Construction and Development Fund (Limited Partnership) (“Culture Center”). As part of the transaction, we effected an internal business reorganization and transferred all our media business in airports (excluding digital TV screens in airports and TV-attached digital frames) and all billboard and LED media business outside of airports (excluding gas station media network and digital TV screens on airplanes) to AM Advertising to form the target business to be sold (the “Disposed Business”) and transferred our other business out of AM Advertising. To effectuate the sale, we removed the VIE structure with respect to AM Advertising. The change in the equity ownership of AM Advertising was registered with the local branch of the State Administration for Industry and Commerce, or the SAIC (which has merged into the State Administration for Market Regulation, or the SAMR, in March 2018), in December 2015. We have ceased to consolidate the results of AM Advertising after the sale.

In addition, the agreement’s earnout provisions will continue to apply until all profit targets are achieved. In the event the adjusted net profit of AM Advertising after the provided restructuring in 2015, 2016 and 2017 is less than the profit target provided for in the agreement, we, as a shareholder of AM Advertising, will be obligated to compensate the buyers for the deficiency by nil-consideration equity interest transfers or other means of compensation. On March 28, 2018, August 23, 2018 and November, 2018, we entered into a memorandum of understanding (MoU) and its supplemental agreement respectively, with, among others, Beijing Longde Wenchuang Investment Fund Management Co., Ltd and Beijing Cultural Center Construction and Development Fund (Limited Partnership), under which, among other things, Linghang Shengshi, Mr. Guo and Mr. Xu have agreed to pay or make available to AM Advertising on or prior to May 30, 2018 and further extended to September 30, 2018 and December 31, 2018 an aggregate of RMB304.5 million to hedge the following amounts (i) the RMB152.0 million profits attributable to Linghang Shengshi, Mr. Guo and Mr. Xu for the first nine months of 2015, based on a third-party pro forma audit report on the Target Business; (ii) the loan of RMB88.0 million in principal balance and RMB7.8 million in interests; and (iii) the payment of RMB56.7 million in cash after the sale of the 20.32% equity interests in AM Advertising, which consisted of 20.18% equity interests held by us and 0.14% equity interests held by Mr. Man Guo and Mr. Qing Xu on behalf of our company, and following the completion of the foregoing arrangements, our obligations with respect to the profit target for 2015, the earnout provision for the first nine months of 2015 and the loans between AM Advertising and Linghang Shengshi shall be deem completed. As the primary rights and obligations of the MoU have been fulfilled including the transfer all its media business in airports (excluding digital TV screens in airports and TV-attached digital frames) and all billboard and LED media business outside of airports (excluding gas station media network and digital TV screens on airplanes) to AM Advertising, and transfer of the trademark to AM advertising, and we did not received any notice of cancellation of the MoU from Beijing Longde Wenchuang Investment Fund Management Co., Ltd and Beijing Cultural Center Construction and Development Fund (Limited Partnership), we believe the MoU is legally valid. We will make payment according to the MoU once the application for tax refund of AM Advertising finishes as agreed in the MoU. And once the tax refund finishes, the net settlement amount may be reduced pursuant to the MoU.

In January 2021, we were informed that two of Linghang Shengshi’s bank accounts amounted to $1 in aggregate was frozen by the court as Culture Center applied to the court regardless of the arbitration process in the China International Economic and Trade Arbitration Commission (the “CIETAC”) in connection with the sale by us of 75% equity interests in AM Advertising. We believed the application is non-excused as it conflicted with the arbitration proceeding already submitted by the Culture Center to the CIETAC and defended the actions by applying to the court to unfreeze Linghang Shengshi’s bank accounts. In March 2021, we discovered that the equity interest of AirNet Online held by Mr. Herman Man Guo and Mr. Qing Xu was frozen by the court, which was applied to the court by AM Advertising to urge all parties to settle the Transfer (the “Case”). However, we believed that the court has no right of jurisdiction to judge this Case as it was an arbitration process in the CIETAC and would be conflicting, and we submitted the objection to the court. The judge of the Case has orally approved the objection and the Case will be withdrawn.

In April 2015, we established AirNet Online, a variable interest entity of us, to operate the Wi-Fi business.

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

In conjunction with the realignment of our business to further develop the in-flight connectivity business, our shareholders resolved to change our name from “AirMedia Group Inc.” to “AirNet Technology Inc.” in an extraordinary general meeting on May 20, 2019.

We have established a new line of business in relation to cryptocurrency mining to mitigate the adversary impacts of COVID-19 on our in-flight connectivity business. On December 30, 2020, we entered into an investment agreement with Unistar Group Holdings Limited (“Unistar”), an unaffiliated party. Pursuant to the agreement, we issued 23,876,308 ordinary shares, or approximately 19% of our then outstanding ordinary shares, to Unistar on December 31, 2020, in exchange for the delivery and transfer by Unistar to us of computer servers specifically designed for mining cryptocurrencies. On February 4, 2021, we entered into an investment agreement with Northern Shore Group Limited (“Northern Shore”), an unaffiliated party. Pursuant to the agreement, we issued 28,412,806 ordinary shares, or approximately 19% of our then outstanding ordinary shares, to Northern Shore in exchange for the delivery and transfer by Northern Shore to us of computer servers specifically designed for mining cryptocurrencies.

Our principal executive offices are located at Suite 301 No. 26 Dongzhimenwai Street, Dongcheng District, Beijing 100027, People’s Republic of China. Our telephone number at this address is +86-10-8450-8818 and our fax number is +86-10-8460-8658. Our registered office in the Cayman Islands is at the offices of Maples Corporate Services Limited, P.O.  Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

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

In addition to our active endeavors in in-flight connectivity, we maintain a wide range of in-flight entertainment and advertising contents. As of May 6, 2021, we have access to in-flight entertainment and advertising contents including exclusive in-flight copyrights to over 80% of movies previously shown in domestic theaters, more than 900 archived films, and thousands of hours of multimedia programs of entertainment nature covering a variety of topics such as sports, comedies, local attractions, reality shows, commentaries, documentaries. As of May 6, 2021, we were engaged to provide copyrighted entertainment contents to more than 30 airlines. Furthermore, we are engaged by hundreds of corporate clients to provide advertising contents across different in-flight entertainment systems. Built upon our experiences, we are capable of developing entertainment contents independently and producing advertising contents tailored to the needs of corporate clients.

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

We have a broad base of international and domestic advertisers in various industries. In each of 2018, 2019 and 2020, advisors from one industry, which is automobiles, accounted for more than 10% of our total revenues from continuing operations. There were two, four and two of our customers accounted for more than 10% of our total revenues for 2018, 2019 and 2020, respectively.

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

For our gas stations media network, the primary hardware consisted of basic display equipment that we install and maintain. In early 2018, the management assessed the operational underperformance of our Wi-Fi services on trains, long-haul buses and gas station media service, which indicated that the underperformance could be ascribed to i) the wide spread of 4G technology and affordable data plans; and ii) the depleting marketing budget of some of our advertisers. In order to prevent further losses while seizing the opportunities from other components such as air travel media service, we terminated our advertising service at long-haul buses and gas stations completely and scaled down our on-train Wi-Fi business significantly in 2018 and in early 2019 ceased operations for Wi-Fi services on trains altogether.

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

We compete for advertisers primarily on the basis of location, price, program quality, range of services offered and brand recognition. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We face significant competition in the PRC advertising industry, and if we do not compete successfully against new and existing competitors, we may lose our market share, and our profits may be reduced.”

Intellectual Property

To protect our brand and other intellectual property, we rely on a combination of trademark and trade secret laws as well as confidentiality agreements with our employees, sales agents, contractors and others. As of May 6, 2021, we have registered 23 major trademarks and one patent in China, including “往返”, “忘返” and “众伴”. We cannot be certain that our efforts to protect our intellectual property rights will be adequate or that third parties will not infringe or misappropriate these rights.

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

Limitations on Foreign Ownership in the Advertising Industry

Investment activities in the PRC by foreign investors are principally governed by the Catalogue of Industries for Encouraged Foreign Investment (2020 Edition) and the Special Administrative Measures for Access of Foreign Investment (Negative List) (2020 Edition). The Catalogue of Industries for Encouraged Foreign Investment (2020 Edition) and the Special Administrative Measures for Access of Foreign Investment (Negative List) (2020 Edition) classified the foreign-invested industries into two categories, namely (i) encouraged industries and (ii) industries within the catalogue of special administrative measures. As updated and clarified by the Special Administrative Measures for Access of Foreign Investment (Negative List) (2020 Edition), industries within the catalogue of special administrative measures are further divided into two sub-categories: “restricted” industries and “prohibited” industries. Unless otherwise prescribed by the PRC laws, industries which are not set out in the Catalogue of Industries for Encouraged Foreign Investment (2020 Edition) and the Special Administrative Measures for Access of Foreign Investment (Negative List) (2020 Edition) are permitted foreign-invested industries. Applicable regulations and approval requirements vary based on the different categories. Investments in the PRC by foreign investors through wholly foreign-owned enterprises must be in compliance with the applicable regulations, and such foreign investors must obtain governmental approvals as required by these regulations. Since the advertising industry is not listed in the Catalogue of Industries for Encouraged Foreign Investment (2020 Edition) or the Special Administrative Measures for Access of Foreign Investment (Negative List) (2020 Edition), it falls into the permitted foreign investment category.

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

PRC Policies and Regulations relating to the Bitcoin Industry

According to the Circular of the People’s Bank of China, Ministry of Industry and Information Technology, China Banking Regulatory Commission, China Securities Regulatory Commission, and China Insurance Regulatory Commission on the Prevention of Risks from Bitcoin jointly promulgated by People’s Bank of China, Ministry of Industry and Information Technology, China Banking Regulatory Commission, China Securities Regulatory Commission, or CSRC, and China Insurance Regulatory Commission on December 3, 2013, or the Circular, Bitcoin shall be a kind of virtual commodity in nature, which shall not be in the same legal status with currencies and shall not be circulated as currencies and used in markets as currencies. The Circular also provides that financial institutions and payment institutions shall not engage in business in connection with Bitcoin.

According to Announcement of the People’s Bank of China, the Cyberspace Administration of China, the Ministry of Industry and Information Technology, the State Administration for Industry and Commerce, the China Banking Regulatory Commission, the China Securities Regulatory Commission and the China Insurance Regulatory Commission on Preventing Initial Coin Offerings (ICO) Risks promulgated by seven PRC governmental authorities including the People’s Bank of China on September 4, 2017, or the Announcement, activities of offering and financing of tokens, including initial coin offerings, have been forbidden in the PRC since they may be suspected to be considered as illegal offering of securities or illegal fundraising. All so-called token trading platform should not (i) engage in the exchange between any statutory currency with tokens and “virtual currencies,” (ii) trade or trade the tokens or “virtual currencies” as central counterparties, or (iii) provide pricing, information agency or other services for tokens or “virtual currencies.” The Announcement further provides that financial institutions and payment institutions shall not engage in business in connection with transactions of offering and financing of tokens.

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

See “Item 3. Key Information—D. Risk Factors—Risks Related to our Business—Dividends payable to us by our wholly-owned operating subsidiaries may be subject to PRC withholding taxes, or we may be subject to PRC taxation on our worldwide income, and dividends distributed to our investors may be subject to more PRC withholding taxes under the PRC tax law.”

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

C. Organizational Structure

The following diagram illustrates our principal subsidiaries, VIEs and VIEs’ subsidiaries as of May 6, 2021:

Notes:

(1)	Yuehang Sunshine Network Technology Group Co., Ltd. is 80.0%, 15.0% and 5.0% owned by Herman Man Guo, Qing Xu and Tao Hong, respectively. Yi Zhang divested all his equity interests in Yuehang Sunshine Network Technology Group Co., Ltd in April 2019.

(2)	On December 15, 2016, AirNet Online and an individual signed concurrently an equity transfer agreement and an entrusted equity holding agreement, pursuant to which AirNet Online transferred 100% equity interests in Beijing Yuehang Digital Media Advertising Co., Ltd., or Beijing Yuehang, to the individual and entrusted the individual to act as the nominee shareholder of the foregoing equity interests.

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

(3)	Wangfan Tianxia Network Technology Co., Ltd. is 90.0% and 10.0% owned by Herman Man Guo and Tao Hong, respectively.

(4)	Beijing Linghang Shengshi Advertising Co., Ltd. is 86.9193%, 12.9954%, 3.8% and 0.0852% owned by Herman Man Guo, Qing Xu, Yi Zhang and Xiao Ya Zhang, respectively. Yi Zhang divested all his equity interests in Beijing Linghang Shengshi Advertising Co., Ltd in December 2018.

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

D.            Property, Plants and Equipment

As of May 6, 2021, our headquarters locates in Beijing, China, where we lease approximately 417.01 square meters of office space. Our branch offices lease approximately 865 square meters of office space in four other locations.

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

A.            Operating Results

Important Factors Affecting the Results of Operations of Our Air Travel Media Network Business

In early 2018, the management assessed the operational underperformance of our Wi-Fi services on long-haul buses and gas station media service and terminated Wi-Fi services on long-haul buses and gas station media network service in 2018, and scaled down operations in providing Wi-Fi services on trains and in early 2019 ceased operations for Wi-Fi services on trains altogether.

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

Recent Developments

On December 30, 2020, we entered into an investment agreement with Unistar Group Holdings Limited (“Unistar”), an unaffiliated party. Pursuant to the agreement, we issued 23,876,308 ordinary shares, or approximately 19% of our then outstanding ordinary shares, to Unistar on December 31, 2020, in exchange for the delivery and transfer by Unistar to us of computer servers specifically designed for mining cryptocurrencies. On February 4, 2021, we entered into an investment agreement with Northern Shore Group Limited (“Northern Shore”), an unaffiliated party. Pursuant to the agreement, we issued 28,412,806 ordinary shares, or approximately 19% of our then outstanding ordinary shares, to Northern Shore in exchange for the delivery and transfer by Northern Shore to us of computer servers specifically designed for mining cryptocurrencies. We will generate revenue from the cryptocurrency we earn through our mining activities, which we may hold for our own account and or sell at prices and times as determined by our executive management team in accordance with our corporate strategy. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may fail to successfully implement our new business initiatives in cryptocurrency mining, where we have limited experience.”

We expect to restructure our business in 2021 by selling our air travel media network business to our chairman and chief executive officer, Mr. Herman Man Guo, and then primarily focus on cryptocurrency mining business. Such restructuring plan has not been considered or approved by our board of directors as of the date of this annual report.

Revenues

We mainly generate revenues from the sale of advertising time slots and locations on our advertising network.

	Fiscal Years Ended December 31,
	2018		2019		2020
	Amount	% of Total Revenues	Amount	% of Total Revenues	Amount	% of Total Revenues

	(in thousands of U.S. dollars, except percentages)
Air Travel Media Network	$22,212	89.7%	$25,954	99.0%	$23,474	99.7%
Gas station Media Network	413	1.6%	—	—	—	—
Other Media	2,151	8.7%	271	1.0%	72	0.3%
Total revenues	24,776	100.0%	26,225	100.0%	23,546	100.0%
Business tax and other sales tax	(230)	(0.9)%	(203)	(0.8)%	(112)	(0.5)%
Net revenues	$24,546	99.1%	$26,022	99.2%	$23,434	99.5%

Revenues from Air Travel Media Network and Other Media

Our air travel media network revenues from operations in 2018, 2019 and 2020 mainly consisted of revenues from advertising and programming on digital TV screens on airplanes and other revenues in air travel.

Revenues from our air travel media network accounted for 89.7%, 99.0% and 99.7% of our total revenues for the years ended December 31, 2018, 2019 and 2020, respectively. Our network consisted of seven airlines as of December 31, 2018, and six airlines as of December 31, 2019 and 2020.

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

Revenues from Gas Station Media Network

Revenues from our gas station media network, consisting of outdoor advertising platforms such as LED screens, billboards and light boxes at Sinopec gas stations in China, accounted for 1.6%of our total revenues for the years ended December 31, 2018. In early 2018, the management assessed the operational underperformance of our gas station media service, which indicated that the underperformance could be ascribed to (i) the wide spread of 4G technology and affordable data plans; and (ii) the depleting marketing budget of some of our advertisers. In order to prevent further losses while seizing the opportunities from other components such as air travel media network, we ceased our operations of our gas station media services in 2018. No further revenues will be generated from gas station media network in 2019 and thereafter.

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

Cost of Revenues

During the periods covered by this annual report, our cost of revenues consisted primarily of concession fees, agency fees and advertisement publishing fees, non-deductible input VAT that generate in prior years and other costs, including equipment depreciation costs, operating costs and non-advertising content costs. The following table sets forth the major components of our cost of revenues, both in amounts and as percentages of net revenues for the periods indicated.

	Fiscal Years Ended December 31,
	2018		2019		2020
	Amount	%	Amount	%	Amount	%

	(in thousands of U.S. Dollars, except percentages)
Net revenues	$24,546	100.0%	$26,022	100.0%	$23,434	100.0%
Cost of revenues
Concession fees	(20,976)	(85.5)%	(13,526)	(52.0)%	(10,752)	(45.9)%
Agency fees and advertisement publishing fees	(4,879)	(19.9)%	(7,003)	(26.9)%	(5,225)	(22.3)%
Non-deductible input VAT that generate in prior years	—	—	(10,998)	(42.3)%	(1,318)	(5.6)%
Others	(6,775)	(27.6)%	(2,060)	(7.9)%	(2,293)	(9.8)%
Total cost of revenues	$(32,630)	(133.0)%	$(33,587)	(129.1)%	$(19,588)	(83.6)%

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

We recorded these concession fees related to Wi-Fi business in the amount of $5.1 million, nil and nil in 2018, 2019 and 2020, respectively. The concession fee related to Wi-Fi business decreased significantly from 2018 and 2019 mainly due to the winding down of our operations of Wi-Fi service on long-haul buses and scaled down operations in providing Wi-Fi services on trains since early 2018. In early 2019, we completely ceased operations for Wi-Fi services on trains.

The rest of our concession fees consisted of those related to our non-Wi-Fi business, that is air travel media network business and gas station business, and decreased from $15.9 million in 2018 to $13.5 million in 2019 and $10.8 million in 2020. The decreased from 2018 to 2019 was mainly because that we ceased our gas station business in 2018. No further confession fees related to non-Wi-Fi business will be generated from gas stations thereafter. The further decrease from 2019 to 2020 was mainly because that airline companies discounted concession fees during the outbreak of COVID-19.

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

Non-deductible input VAT that generate in prior years

We recognized the certified and estimated input VAT as asset. We written off the estimated input VAT and recognized a cost of non-deductible input VAT that was generated in prior years of nil, $11.0 million and $1.3 million for the year ended December 31, 2018, 2019 and 2020, respectively. In 2018, we ceased operation in gas station media network and on long-haul bus Wi-Fi, and planned to dispose the assets related to these businesses. The input VAT was expected to be used to deduct the output VAT of assets disposal. However, in 2019, only a small part of the related assets has been discarded instead of disposal, and for the remaining, we estimated that these assets would not be disposed in the future, and no such output VAT would be generated. Apart from that, the entities with relevant business were not expected to generate enough revenue of which the output VAT could cover the balance of input VAT. As a result, we wrote off $11.0 million of the input VAT that was estimated to be used from the sale of assets or generation of revenue in 2019 in the year ended December 31, 2019. In 2020, the economy was adversely affected by COVID-19 and we determined that the possibility of receiving invoices to offset the remaining estimated input VAT was remote. Therefore, we wrote off the remaining balance of $1.3 million in the year ended December 31, 2020 as cost.

Others

Other cost of revenues includes the following:

•	Equipment Depreciation. Generally, we capitalized the cost of our airline related equipment, digital TV screens, light boxes, LED screens and billboards in the gas station media network and related Wi-Fi equipment and Portable Android Device on high-speed trains and recognized depreciation costs on a straight-line basis over the term of their useful lives, which we estimate to be five years. The primary factors affecting our depreciation costs were the number of digital TV screens, LED screens in gas stations and Wi-Fi equipment and the unit cost and impairment for this equipment, as well as the remaining useful life of the equipment.

•	Equipment Maintenance Cost. Our maintenance cost consisted of salaries for our network maintenance staff, travel expenses in relation to on-site visits and monitoring and costs for materials and maintenance in connection with the upkeep of our media network. The primary factor affecting our equipment maintenance cost was the size of our network maintenance staff.

•	Non-advertising Content Cost. The programs on the majority of our digital TV screens combine advertising content with non-advertising content, such as comedy clips, movie and TV series. Our in-flight programs typically range from approximately 45 to 120 minutes per flight, approximately 40 to 45 minutes of which consist of non-advertising content. The majority of the non-advertising content broadcast on our network was provided by third-party content providers such as various local television stations and television production companies. We pay a fixed price for some content.

As we ceased our operations in long haul buses, gas stations and trains since early 2019, our other cost of revenues decreased from 2018 to 2019 and remained at a consistent level in 2020 compared to 2019.

Operating Expenses

During the periods covered by this report, our operating expenses consisted of general and administrative expenses, selling and marketing expenses and research and development expenses. The following table sets forth the three components of our operating expenses, and as a percentage of net revenues for the periods indicated.

	Fiscal Years Ended December 31,
	2018		2019		2020
	Amount	%	Amount	%	Amount	%

	(in thousands of U.S. Dollars, except percentages)
Net revenues	$24,546	100.0%	$26,022	100.0%	$23,434	100.0%
Operating expenses
General and administrative expenses	(31,502)	(128.3)%	(20,208)	(77.7)%	(9,807)	(41.8)%
Selling and marketing expenses	(7,492)	(30.5)%	(4,445)	(17.1)%	(2,533)	(10.8)%
Research and development expenses	(1,110)	(4.5)%	(1,157)	(4.4)%	(724)	(3.1)%
Impairment of fixed assets, prepaid equipment cost and intangible assets	(564)	(2.3)%	—	—	—	—
Total operating expenses	$(40,668)	(165.7)%	$(25,810)	(99.2)%	$(13,064)	(55.7)%

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

Impairment of fixed assets, prepaid equipment cost and intangible assets

We accrued a fully impairment loss for the leasehold improvement and the construction in progress equipment of Tianjin VR store for the year ended December 31, 2018 because Tianjin VR store did not go into operation. For the year ended December 31, 2019 and 2020, the management assessed that no impairment should be accrued for fixed assets, prepaid equipment cost and intangible assets.

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

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, from the year of assessment 2018/2019 onwards, the subsidiaries in Hong Kong are subject to profits tax at the rate of 8.25% on assessable profits up to HK$2.0 million; and 16.5% on any part of assessable profits over HK$2.0 million. Under the Hong Kong tax laws, we are exempted from the Hong Kong income tax on our foreign-derived income. In addition, payments of dividends from our Hong Kong subsidiary to us are not subject to any Hong Kong withholding tax. No provision for Hong Kong profits tax was made as we had no estimated assessable profit that was subject to Hong Kong profits tax during 2018, while a small profit was accrued during 2019 and 2020.

Singapore

In Singapore, startups (where any of the first 3 years falls in or after 2020) are allowed to claim a 75% tax exemption on the first S$100,000 of qualifying expenses for the first three years falls in 2020 onwards, 50% tax exemption on the next S$100,000 of normal chargeable income for which they are to be taxed. Any further income earned is taxed at the usual corporate tax rate of 17%. No provision for Singapore corporate tax was made as we had no estimated assessable profit that was subject to Singapore corporate tax during 2019 and 2020.

PRC

Effective as of January 1, 2008 and revised on December 29, 2018, the EIT Law applies a uniform EIT rate of 25% to all domestic enterprises and foreign-invested enterprises and defines new tax incentives for qualified entities. Under the EIT Law, entities that qualify as HNTE are entitled to the preferential income tax rate of 15%. A company’s status as a HNTE is valid for three years, after which the company must re-apply for such qualification in order to continue to enjoy the preferential income tax rate.

Chuangyi Technology is subject to EIT at a rate of 25% from 2018 afterwards.

Xi’an Shengshi is subject to EIT at a rate of 25% from 2017 afterwards.

Shenzhen Yuehang is subject to EIT at a rate of 25% from 2013 afterwards.

Linghang qualified for the HNTE at the end of 2017 and entitled to an EIT rate of 15% until December 26, 2020, and will be entitled to an EIT rate of 25% afterwards.

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

We do not believe we and our subsidiaries established outside of the PRC are PRC resident enterprises. However, if the PRC tax authorities subsequently determine that we and our subsidiaries established outside of China should be deemed as a resident enterprise, we and our subsidiaries established outside of China will be subject to PRC income tax at a rate of 25%. In addition, under the EIT law, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign investors who are non-resident enterprises are subject to 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The BVI, where Broad Cosmos and Air Net International, our wholly owned subsidiaries, are incorporated, do not have such a tax treaty with China. Air Net (China) Limited, the 100% shareholder of Chuangyi Technology, Shenzhen Yuehang and Xi’an Shengshi, is incorporated in Hong Kong. According to the Mainland and Hong Kong Special Administrative Region Arrangement on Avoiding Double Taxation or Evasion of Taxation on Income agreed between China and Hong Kong in August 2006, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise). However, if the Hong Kong company is not considered to be the beneficial owner of dividends paid to it by its PRC subsidiaries under a tax notice promulgated on October 27, 2009 and the bulletin No.30 of 2012, such dividends would be subject to withholding tax at a rate of 10%. See “Item 3. Key Information—D. Risk Factors—Risks Related to our Business—Dividends payable to us by our wholly-owned operating subsidiaries may be subject to PRC withholding taxes, or we may be subject to PRC taxation on our worldwide income, and dividends distributed to our investors may be subject to more PRC withholding taxes under the PRC tax law.”

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

Revenue Recognition

On January 1, 2018, we adopted ASC Topic 606, “Revenue from Contracts with Customers,” applying the modified retrospective method. The adoption did not result in a material adjustment to the accumulated deficit as of January 1, 2018.

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

Generally, we recognize revenue under ASC Topic 606 for each type of its performance obligation either over time (generally, the transfer of a service) or at a point in time (generally, the transfer of content) as follows:

Our revenues are mainly derived from selling advertising time slots on our advertising networks. For the years ended December 31, 2018, 2019 and 2020, the advertising revenues were generated from ourair travel media network including digital TV screens on airlines, gas station media network and other media network such as on-train and on long-haul bus Wi-Fi.

Revenue by service categories:

	For the years ended December 31,
	2018	2019	2020
	(in thousands of U.S. Dollars)
Revenues from operations:

Air Travel Media Network	$22,212	$25,954	$23,474
Gas Station Media Network	413	—	—
Other Media	2,151	271	72
	$24,776	$26,225	$23,546

Air Travel Media Network: Revenues are generated from advertising and programming on airplanes. There are also other revenues from the display of media content in airports. For the advertising business, we typically enter into standard contracts with its advertising clients, who require us to run the client’s advertisements for a fixed fee on airlines with for a specified time period. We recognize advertising revenues ratably over the service period for which the advertisements are displayed, so long as collection remains probable.

We also generate revenue from programs that are run on airlines for a period of time. We enter into standard contracts with the customer who has the copyright of movies or TV programs and requires us to play the program for a fixed fee on airlines for a specified time We recognize program display revenues ratably over the performance period for which the program is played, so long as collection remains probable.

Gas Station Media Network: Prior to the disposal of the gas station media network 2018, we sold advertising time slots through digital TV screens in gas stations. We entered into fixed fee contracts with the end customers or agencies to run an advertisement for a specified period at specified gas stations. The revenue was recognized on a straight-line basis over the period the advertisement is displayed. No revenue was generated subsequent to 2018.

Other Media: Prior to terminating our media network on trains, long-haul buses and self-owned and third parties’ public accounts, we provided Wechat public account promotion and advertising and promotion articles publishing services. For the public account promotion business, the passengers in the trains could connect to Wi-Fi for free via our Wi-Fi equipment after registering as a member to that public account as a follower in WeChat. We charged a fix rate per new member and collected a service fee from the client who owns the public accounts.

For the advertising and promotion articles publishing business, we had developed a public accounts pool which had already accumulated hundreds and thousands of registered users (there are both self-owned and third parties’ public accounts). Wechat public account promotion through on long-haul bus Wi-Fi network and on-train Wi-Fi network was ceased in 2018 and 2019, respectively, and no revenue was generated from Wechat public account promotion through Wi-Fi network since 2019. We still generate immaterial revenue in other self-owned and third parties’ public accounts.

Deferred Revenue

Prepayments from customers for advertising service are deferred when corresponding performance obligation is not satisfied and recognized as revenue when the advertising services are rendered. The balance of deferred revenue as of December 31, 2020 is $2,589, the majority of which is $1,735 for the unsatisfied performance obligation with two customers with contracts amount of $1,839.

Nonmonetary exchanges

We occasionally exchange advertising time slots and locations with other entities for assets or services, such as equipment and other assets. The amount of assets and revenue recognized is based on the fair value of the advertising provided or the fair value of the transferred assets, whichever is more readily determinable. In 2019, we provided advertising time slots and locations to SINOPEC Yijie Sales Co., Ltd. (“Yijie”) as a part of settlement of the concession fee due to Yijie and recognized revenue of $792. In addition, we provided gas station display network equipment to settle the concession fee of $3,678 due to Yijie.

In 2019 we also entered into a contract with Beijing Kingsoft Co., Ltd.(“Kingsoft”) to provide advertising services in exchange for office software and recognized revenue of $431. As of December 31, 2019, we have received the office software and accounted it as property and equipment, while a deferred revenue was accrued in the meantime as the agreed advertising services has not been provided. As of December 31, 2020, the advertising services have not been provided as Kingsoft did not require the advertising service considering the low efficiency of advertisement due to the impact from COVID-19. No direct costs are attributable to the revenues. There were no revenue recognized for nonmonetary transactions for the years ended December 31, 2018 and 2020.

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

Allowance for Doubtful Accounts

We conduct credit evaluations of clients and generally do not require collateral or other security from clients. We establish an allowance for doubtful accounts based upon estimates, historical experience and other factors surrounding the credit risk of specific clients and utilizes both specific identification and a general reserve to calculate allowance for doubtful accounts. The amounts of receivables ultimately not collected by us have generally been consistent with expectations and the allowance established for doubtful accounts. If the frequency and amount of customer defaults change due to the clients’ financial condition or general economic conditions, the allowance for uncollectible accounts may require adjustment. As a result, we continuously monitor outstanding receivables and adjusts allowances for accounts where collection may be in doubt.

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

We make various assumptions and estimates regarding estimated future cash flows and other factors in determining the fair values of the respective assets. The assumptions and estimates used to determine future values and remaining useful lives of long-lived assets are complex and subjective. They can be affected by various factors, including external factors such as industry and economic trends, and internal factors such as our business strategy and forecasts for specific market expansion.

As of December 31, 2020, the net carrying amount of long-lived assets consisted of right of use asset of $683 and property and equipment of $12,883. The property and equipment mainly included office building located in the center of Beijing of $10,246, leasehold improvement of $624, digital display network equipment of $740, and office equipment and furniture of $1,273.

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

The impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than not to be sustained upon audit by the relevant tax authorities. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, we classify the interest and penalties, if any, as a component of the income tax expense. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB100 thousand. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. According to Hong Kong Inland Revenue Department, the statute of limitation is six years if any company chargeable with tax has not been assessed or has been assessed at less than the proper amount, the statute of limitation is extended to 10 years if the underpayment of taxes is due to fraud or willful evasion.

We evaluate each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2020, we had no uncertain tax positions that if recognized would affect the annual effective tax rate.

We are not currently under examination by any income taxing authority, nor has it been notified of an impending examination. As of December 31, 2020, tax years 2016 to present are subject to examination by the tax authorities.

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

	Years Ended December 31,
	2018	2019	2020

	(in thousands of U.S. Dollars, except share, per share and per ADS data)
Consolidated Statements of Operations Data:
Revenues:
Air Travel Media Network	22,212	25,954	23,474
Gas Station Media Network	413	—	—
Other Media	2,151	271	72
Total revenues	24,776	26,225	23,546
Business tax and other sales tax	(230)	(203)	(112)
Net revenues	24,546	26,022	23,434
Cost of revenues	(32,630)	(33,587)	(19,588)
Gross income (loss)	(8,084)	(7,565)	3,846
Operating expenses:
Selling and marketing	(7,492)	(4,445)	(2,533)
General and administrative	(31,502)	(20,208)	(9,807)
Research and development	(1,110)	(1,157)	(724)
Impairment of fixed assets, prepaid equipment cost and intangible assets	(564)	—	—
Total operating expenses	(40,668)	(25,810)	(13,064)
Loss from operations	(48,752)	(33,375)	(9,218)
Interest expense, net	(106)	(436)	(742)
Loss from and impairment on long-term investments	(52,337)	(2,703)	(2,947)
Other income, net	7,926	3,301	9,120
Loss from operations before income taxes	(93,269)	(33,213)	(3,787)
Less: income tax expenses (benefits)	150	691	(10,235)
Net income (loss)	(93,419)	(33,904)	6,448
Less: Net loss attributable to noncontrolling interests	(3,322)	(2,427)	(1,079)
Net income (loss) attributable to AirNet Technology Inc.’s shareholders	$(90,097)	$(31,477)	$7,527

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Net Revenues. Our net revenues decreased by 9.9% to $23.4 million in 2020 from $26.0 million in 2019. The decrease was primarily due to the decrease in revenues from air travel media network affected by COVID-19 outbreak.

Revenues from air travel media network: Revenues from air travel media network decreased by 9.6% from $26.0 million in 2019 to $ 23.5 million in 2020. Among our revenues from air travel media network, revenues from digital TV screens on airplanes were $23.7 million and $21.6 million in 2019 and 2020, respectively. The slight decrease in revenues from digital TV screens on airplanes mainly resulted from a decrease in advertisers’ demand for digital TV screens during the COVID-19 outbreak.

Revenues from other media: Revenues from other media were primarily revenues from our trains Wi-Fi advertising promotion, which we no longer provide, and public account promotion. Revenue from other media is insignificant and is not expected to be significant in the future.

Cost of Revenues. Our cost of revenues decreased by 41.7% to $19.6 million in 2020 from $33.6 million in 2019. Our cost of revenues as a percentage of our net revenues decreased to 83.6% in 2020 from 129.1% in 2019. This decrease was mainly due to decreases in both cost of non-deductible input VAT that was generated in prior years and concession fees. Cost of non-deductible input VAT that was generated in prior years were $11.0 and $1.3 million for the year ended December 31, 2019 and 2020, respectively. We ceased the operation in gas station media network and on long-haul bus Wi-Fi in 2018, and planned to dispose the assets related to these businesses. The input VAT was expected to be used to deduct the output VAT of assets disposal. However, in 2019, only a small part of the related assets has been discarded instead of disposal, and for the remaining, we estimate that these assets would not be disposed in the future, and no such output VAT would be generated. Apart from that, the entities with relevant business were not expected to generate enough revenue of which the output VAT could cover the balance of input VAT. As a result, we wrote off $11.0 million of the input VAT that was estimated to be used from the sale of assets or generation of revenue in 2019 in the year ended December 31, 2019. In 2020, the economy was adversely affected by COVID-19 and we determined that the possibility of receiving invoices to offset the remaining the estimated input VAT was remote. Therefore, we wrote off the remaining balance in the year ended December 31, 2020..

Concession fees decreased by 20.5% to $10.8 million in 2020 from $13.5 million in 2019, and concession fees as a percentage of net revenues decreased to 45.9% in 2020 from 52.0% in 2019, mainly due to concession fee discounts granted by airline companies during the outbreak of COVID-19. The concession fees are expected to return to pre-COVID-19 levels in 2021 as the impact from COVID-19 has gradually been mitigated.

Operating Expenses. Our operating expenses decreased by 49.4% to $13.1 million in 2020 from $25.8 million in 2019.

•

Selling and Marketing Expenses. Our selling and marketing expenses decreased by 43.0% to $2.5 million in 2020 from $4.4 million in 2019. Our selling and marketing expenses mainly consisted of $1.7 million and $3.0 million staff expenses for the year ended December 31, 2020 and 2019, respectively. The selling expense decreased primarily due to (1) a decrease in staff number as we ceased operations in Wi-Fi services on trains in 2019 and laid off a certain number of staff to mitigate the impact from COVID-19, and (2) government’s favorable policy on reducing social security cost during the COVID-19 outbreak.

•

General and Administrative Expenses. Our general and administrative expenses decreased by 51.5% to $9.8 million in 2020 from $20.2 million in 2019. This decrease was mainly due to decreases in bad debt expenses and staff expenses. Our bad debt expenses decreased to $0.4 million in 2020 from $7.2 million in 2019 primarily due to decreases in allowance provided for other current assets and prepaid equipment cost of air Wi-Fi and satellite equipment, partially offset by an increase in allowance provided for accounts receivable. The staff expenses decreased to $4.4 million in 2020 from $7.1 million in 2019, because we dismissed approximately one third of the employees in administrative departments in the first half of 2020 to mitigate the impact of the COVID-19 outbreak.

•	Research and Development Expenses. Our research and development expenses decreased by 37.4% to $0.7 million in 2020 from $1.2 million in 2019. This decrease was mainly due to the fact that we paused our research and development activities during the outbreak of COVID-19.

Loss from Operations. Loss from operation decreased to $9.2 million in 2020 from $33.4 million in 2019 as a cumulative result of the above factors.

Other income, net. Other income, net increased significantly to $9.1 million in 2020 from $3.3 million in 2019, mainly due to the disposal of three of our VIE’s subsidiaries, namely GreatView Media, AMHL Mobile and Flying Dragon, in 2020 that had generated significant accumulative deficits as of their respective disposal dates. We recorded income from disposing of these subsidiaries of $9.0 million in 2020.

Income tax expenses (benefits). We recognized income tax benefits of $10.2 million in 2020, primarily due to the reversal of an uncertain tax position (“UTP”) of $11.1 million as a result of the expiration of statute of limitations as of December 31, 2020, while we incurred income tax expenses of $0.7 million in 2019 related to taxable income for 2019.

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

Share-based Compensation

2012 Share incentive plan

In 2012 , we adopted the 2012 Share Incentive Plan (the “Plan”) which provides for 6,000,000 ordinary shares options to be granted to employees and directors. Share options under this Plan may vest over a service period, performance condition or market condition, as specified in each award. Share options expire 5 years from the grant date.

The fair value of each option granted was estimated on the date of grant/modification using the Black-Scholes option pricing model.

We recorded share-based compensation of $0.1 million, $0.2 million and $0.2 million for the years ended December 31, 2018, 2019 and 2020, respectively.

Inflation

Historically inflation has not had a significant effect on our business. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2018, 2019 and 2020 was increase of 1.9%, 4.5%, and 2.5%, respectively.

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

We incurred losses from operations of $33.4 million and $9.2 million for the years ended December 31, 2019 and 2020, respectively. As of December 31, 2020, we had an accumulated deficit of $286.4 million and a working capital deficiency of $55.2 million. We had negative cash flows from operating activities for the years ended December 31, 2019 and 2020 of $14.9 million and $5.6 million, respectively. These conditions raise substantial doubt about our ability to continue as a going concern.

We intend to meet the cash requirements for the next 12 months from the date of this annual report through business restructuring plan. We plan to restructure our business by selling air travel media network business to our chairman and chief executive officer, Mr. Herman Man Guo, and then focus on cryptocurrency mining. We issued 23,876,308 ordinary shares to purchase computer servers specifically designed for mining cryptocurrencies, which were valued at $2,531 on December 30, 2020. These computer servers were placed in service in January 2021. On February 4, 2021, we issued 28,412,806 ordinary shares to purchase additional computer servers specifically designed for mining cryptocurrencies, which were valued at $5,540. These computer servers were placed in service in April 2021.

As a result, our management prepared the consolidated financial statements assuming our company will continue as a going concern. As described above, we have a significant working capital deficiency, have incurred significant losses and have generated negative cash flows from operations. We need to raise additional funds to meet our obligations and sustain our operations. These conditions raise substantial doubt about our ability to continue as a going concern. Management’s plans in regard to these matters are also described above. However, there is no assurance that the measures above can be achieved as planned. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We generally deposit our excess cash in interest-bearing bank accounts. Although we consolidate the results of our VIEs in our consolidated financial statements, we can only receive cash payments from them pursuant to our contractual arrangements with them and their shareholders. See “Item 4. Information on the Company—C. Organizational Structure.” Our principal uses of cash primarily include contractual concession fees and other investments and, to a lesser extent, salaries and benefits for our employees and other operating expenses. We expect that these will remain our principal uses of cash in the foreseeable future. We may also use additional cash to fund strategic acquisitions.

Cash Flow

The following table shows our cash flows with respect to operating activities, investing activities and financing activities for the years ended December 31, 2018, 2019 and 2020:

	Years Ended December 31,
	2018	2019	2020

	(in thousands of U.S. Dollars)
Net cash used in operating activities	(19,774)	(14,916)	(5,555)
Net cash provided by investing activities	20,096	4,440	352
Net cash provided by (used in) financing activities	(1,695)	(4,323)	19,164
Effect of exchange rate changes	(1,560)	219	690
Net decrease in cash, cash equivalents and restricted cash	(2,933)	(14,580)	14,651
Cash, cash equivalents and restricted cash at the beginning of the year	18,472	15,539	959
Cash, cash equivalents and restricted cash at the end of the year	15,539	959	15,610

Operating Activities

Net cash used in operating activities was $5.6 million for the year ended December 31, 2020. Net cash used in operating activities was primarily attributable to (1) a net income of $6.4 million adjusted by non-cash adjustments including income tax benefit due to reverse of UTP of $11.1 million, other income on the disposal subsidiaries of $9.0 million, loss on long-term investment of $2.9 million, depreciation and amortization of $1.3 million and write off of non-deductible input VAT of $1.3 million; (2) an increase in income tax payable of $1.4 million and an increase in accounts payable of $1.1 million, partially offset by an increase in accounts receivable of $1.7 million.

Net cash used in operating activities was $14.9 million for the year ended December 31, 2019. Net cash used in operating activities was primarily attributable to (1)  a net loss of $33.9 million adjusted by non-cash adjustments including the cost of non-deductible input of $11.0 million, bad debt expenses of $7.2 million, loss and impairment on long-term investment of $2.7 million, and other income on concession payable of $4.1 million; (2) an increase in other current assets of $2.5 million, partially offset by a decrease in accounts payable of $1.9 million.

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

Investing Activities

Net cash provided by investing activities was $0.4 million for the year ended December 31, 2020 due to proceeds from the disposal of subsidiaries of $0.4 million.

Net cash provided by investing activities was $4.4 million for the year ended December 31, 2019. Net cash provided by investing activities was primarily attributable to proceeds from the disposal of a long-term investment of $7.2 million, partially offset by purchases of property and equipment of $2.8 million.

Net cash provided by investing activities for the year ended December 31, 2018 was $20.1 million principally attributable to the disposal of a long-term investment of $22.6 million, partially offset by purchases of property and equipment of $3.6 million.

Financing Activities

Net cash provided by financing activities amounted to $19.2 million for the year ended December 31, 2020, mainly consisting of cash financed from the two third parties of $14.5 million, cash received from short-term loan of $5.2 million and proceeds from non-controlling shareholder of $1.4 million, partially offset by cash repaid for loan due to related parties of $1.8 million.

Net cash used in financing activities amounted to $4.3 million for the year ended December 31, 2019, mainly consisting of cash repaid for short-term loans of $11.9 million and cash paid for non-controlling interests withdraw of $1.1 million, partially offset by cash received from short-term loans of $5.9 million and cash received from loan due to related parties of 2.9 million.

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

Our capital expenditures were $3.6 million in 2018, $2.8 million in 2019 and $0.1 million in 2020, respectively.

Intra-Company Transfers

Transfers of cash between our PRC operating subsidiaries and our non-PRC entities are regulated by certain PRC laws. For a description of these laws and the effect that they may have on our ability to meet cash obligations, please refer to “Item 3. Key Information—D. Risk Factors—Risks Related to our Business—Dividends payable to us by our wholly-owned operating subsidiaries may be subject to PRC withholding taxes, or we may be subject to PRC taxation on our worldwide income, and dividends distributed to our investors may be subject to more PRC withholding taxes under PRC tax law,” “Item 3. Key Information—D. Risk Factors—Risks Related to our Corporate Structure—We may rely principally on dividends and other distributions on equity paid by our wholly-owned operating subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our operating subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business,” “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Restrictions on currency exchange may limit our ability to receive and use our revenues or financing effectively,” “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to the establishment of offshore special purpose companies by PRC residents and registration requirements for employee stock ownership plans or share option plans may subject our PRC resident beneficial owners or the plan participants to personal liability, limit our ability to inject capital into our PRC subsidiaries, limit our subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us,” “Item 4. Information on the Company—A. History and Development of the Company—B. Business Overview—Regulation—Regulations on Dividend Distribution,” and “Item 4. Information on the Company—A. History and Development of the Company—B. Business Overview—Regulation—SAFE Regulations on Offshore Investment by PRC Residents and Employee Stock Options.” None of these regulations have had a material effect on our ability to meet our cash obligations.

C.            Research and Development, Patents and Licenses, Etc.

We have been developing certain technologies for airline Wi-Fi purposes. However, our financial commitment to development of these technologies has been limited. We incurred research and development expense of $1.1 million, $1.2 million and $0.7 million for the year ended December 31, 2018, 2019 and 2020, respectively. While we are interested in and may experiment with new technologies from time to time, we do not intend to materially increase our research and development spending in the foreseeable future even for the new cryptocurrency business.

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

E.            Off-Balance Sheet Arrangements

On February 4, 2021, we entered into an investment agreement with Northern Shore, an unaffiliated party. Pursuant to the agreement, we agreed to issue 28,412,806 ordinary shares, or approximately 19% of our then outstanding ordinary shares, to Northern Shore in exchange for the delivery and transfer from Northern Shore to us of computer servers specifically designed for mining cryptocurrencies depending upon availability prior to the closing date.

Apart from above, we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F.            Tabular Disclosure of Contractual Obligations

We have entered into operating lease agreements primarily for our offices in China. These leases expire through 2021 and are renewable upon negotiation. In addition, the contract terms of our concession rights contracts are usually three to five years. Most of these concession rights expire through 2022 and are renewable upon negotiation. The following table sets forth our contractual obligations and commercial commitments as of December 31, 2020:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

	(in thousands of U.S. Dollars)
Operating lease agreements	$1,037	$1,017	$20	$—	$—
Concession rights contracts	39,797	12,072	18,712	9,013	—
Total	$40,834	$13,089	$18,732	$9,013	$—

G.            Safe Harbor

See “Forward-Looking Information.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            Directors and Senior Management

The following table sets forth certain information regarding our directors and executive officers as of the date of this annual report. Mr. Xin Li resigned as our chief financial officer, effective from March 5, 2021, and Mr. Herman Man Guo was appointed to serve as the interim chief financial officer until a suitable candidate for chief financial officer is identified.

NAME	AGE	POSITION
Herman Man Guo	57	Chairman of the Board, Chief Executive Officer and Interim Chief Financial Officer

Qing Xu	60	Director and Executive President
Dong Wen	55	Independent Director
Songzuo Xiang	56	Independent Director
Hua Zhuo	51	Independent Director
Hong Zhou	48	Chief Operating Officer

Mr. Herman Man Guo is our founder and has served as the chairman of our board of directors and our chief executive officer since our inception. Mr. Guo has served as our interim chief financial officer since March 5, 2021. Mr. Guo also served as our interim chief financial officer previously from December 2018 to February 2019. He was the general manager of Beijing Sunshine Media Co., Ltd. from 1997 to 2004. From 1991 to 1996, Mr. Guo served as the deputy general manager of Beijing Trade & Technology Development Company. Prior to that, he worked in China Civil Aviation Development Service Company from 1988 to 1990. Mr. Guo received his bachelor’s degree in applied mathematics from People’s Liberation Army Information Engineering University in China in 1983 and an Executive MBA degree from Peking University in China in 2011.

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

Employment Agreements

We have entered into employment agreements with Herman Man Guo. Our employment agreements with Mr. Guo has an unfixed duration as required by the PRC Employment Law. Mr. Guo may terminate the respective agreement with a one-month prior notice while we will only be able to terminate such agreement in limited circumstances, such as for cause. We have also entered into employment agreements with our other executive officers. Each of the contract terms was a period of two or three years. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the employee, including but not limited to a conviction or plea of guilty to certain crimes, negligence or dishonesty to our detriment and failure to perform the agreed-to duties after a reasonable opportunity to cure the failure. Furthermore, either we or an executive officer may terminate the employment at any time without cause upon advance written notice to the other party. These agreements do not provide for any special termination benefits, nor do we have other arrangements with these executive officers for special termination benefits.

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

B.            Compensation

In 2020, the aggregate cash compensation to our executive officers was approximately $0.5 million and the aggregate cash compensation to our non-executive directors was approximately $0.1 million.

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

Share Options

In July 2007, we adopted the 2007 Option Plan to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. In December 2009, we amended the 2007 Option Plan by increasing the maximum aggregate number of shares issuable under the plan from 12,000,000 to 17,000,000. In March 2011, our board of directors authorized the issuance of 2,000,000 ordinary shares under the 2011 Option Plan with the same aim as the 2007 Option Plan. In 2012, our board of directors adopted the 2012 Option Plan, under which we are authorized to grant restricted shares or options and other awards for a total issuance of up to 6,000,000 ordinary shares. As of March 31, 2021, options to purchase 5,800,000 of our ordinary shares were outstanding. The majority of these options will vest on a straight-line basis over a three-year period, with one-twelfth of the options vesting each quarter from the date of grant.

The following table summarizes, as of March 31, 2021, the outstanding options and restricted share units granted to our executive officers and directors under our 2007 Option Plan, as amended, 2011 Option Plan and 2012 Option Plan.

Name	Ordinary Shares Underlying Options	Exercise Price ($/Share)(1)	Date of Grant	Expiration Date
Herman Man Guo	1,200,000	0.24	February 15, 2019	February 15, 2024
Xin Li(2)	1,200,000	0.23	March 1, 2019	March 4, 2022
Xin Li(2)	1,000,000	—	March 5, 2021	March 4, 2022
Qing Xu	1,200,000	0.24	February 15, 2019	February 15, 2024
Hong Zhou	1,200,000	0.24	February 15, 2019	February 15, 2024
Total	5,800,000

(1)	On August 23, 2011, in order to provide better incentive to our employees, our board of directors approved an adjustment to the exercise price of a portion of the stock options previously granted to certain optionees on July 2, 2007, July 20, 2007, November 29, 2007, July 10, 2009 and March 22, 2011. The exercise price for the adjusted portion of the options is $1.15 per ordinary share and the exercise price for the unadjusted portion will remain the same at $1.57 per ordinary share.

(2)	Mr. Xin Li resigned as our chief financial officer, effective from March 5, 2021.

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

C.            Board Practices

Our board of directors currently consists of five directors. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered. Our directors may exercise all the powers of our company to borrow money and mortgage or change its undertaking, property and uncalled capital or any part thereof, and to issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party. The remuneration to be paid to the directors is determined by the board of directors. There is no age limit requirement for directors.

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

D.            Employees

We had 315, 220 and 123 employees as of December 31, 2018, 2019, and 2020, respectively. The following table sets forth the number of our employees by area of business as of December 31, 2018, 2019 and 2020, respectively:

	As of December 31,
	2018		2019		2020
	Number of Employees	% of Total	Number of Employees	% of Total	Number of Employees	% of Total
Sales and Marketing Department	59	18.7	30	13.6	18	14.6
Quality Control and Technology Department	85	27.0	26	11.8	20	16.3
Programming Department	84	26.7	58	26.4	31	25.2
Resources Development Department	2	0.6	2	0.9	6	4.9
General Administrative and Accounting	85	27.0	104	47.3	48	39.0
Total	315	100.0	220	100.0	123	100.0

The following table sets forth the breakdown of employees by geographic location as of December 31, 2020:

City	Number of Employees	% of Total
Beijing	106	86.2
Guangzhou	3	2.4
Shenyang	11	9.0
Others	3	2.44
Total	123	100.0

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

E.            Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2021, by:

•	each of our directors and executive officers; and

•	each principal shareholder, or person known to us to own beneficially more than 5.0% of our ordinary shares.

The calculations in the shareholder table below are based on 177,953,891 ordinary shares outstanding as of March 31, 2021 (excluding 2,032,278 ordinary shares and ordinary shares represented by ADSs reserved for settlement upon exercise of our incentive share awards). Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days after March 31, 2021, the most recent practicable date, including through the exercise of any option, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Herman Man Guo(1)	24,155,824	13.5

Qing Xu(2)	2,800,000	1.6
Dong Wen	—	—
Songzuo Xiang	*	*
Hua Zhuo	—	—
Hong Zhou	*	*
All directors and executive officers	27,020,824	15.0
Principal Shareholders:
Northern Shore Group Limited(3)	28,412,806	16.0
Herman Man Guo(1)	24,155,824	13.5
Unistar Group Holdings Limited(4)	23,876,308	13.4
Dan Shao(5)	20,584,214	11.6
Bison Capital Media Limited(6)	12,000,000	6.7

*	Aggregate beneficial ownership of our company by such director or officer is less than 1% of our total outstanding ordinary shares.

**	The business address of our directors and executive officers is Suite 301 No. 26 Dongzhimenwai Street, Dongcheng District, Beijing 100027, The People’s Republic of China.

(1)	Includes (i) 16,105,980 ordinary shares held by Wealthy Environment Limited, a BVI company wholly owned by Mr. Herman Man Guo, (ii) 4,849,844 ordinary shares represented by ADSs held by Wealthy Environment Limited, (iii) 2,000,000 ordinary shares represented by ADSs held by Mr. Herman Man Guo, and (iv) 1,200,000 ordinary shares issuable upon exercise of options held by Mr. Guo that are exercisable within 60 days after March 31, 2021. The registered address of Wealthy Environment Limited is P.O. Box 173, Kingston Chambers, Road Town Tortola, BVI.

(2)	Includes (i) 1,000,000 ordinary shares held by Mambo Fiesta Limited, a BVI company wholly owned by Mr. Qing Xu, (ii) 600,000 ordinary shares represented by American Depositary Shares held by Mr. Qing Xu, and (iii) 1,200,000 ordinary shares issuable upon exercise of options held by Mr. Xu that are exercisable within 60 days after March 31, 2021.

(3)	Includes 28,412,806 ordinary shares held by Northern Shore Group Limited, a BVI company. The principal business address of Northern Shore Group Limited is Level 23, China World Tower B, 1 Jianguomenwai Ave, Chaoyang District, Beijing, China 100004. Mr. Zhichao Li is the sole director of Northern Shore Group Limited and possesses the sole voting and dispositive power of the shares owned by Northern Shore Group Limited. Therefore, Mr. Li may be deemed to have beneficial ownership of such shares.

(4)	Includes 23,876,308 ordinary shares held by Unistar Group Holdings Limited, a BVI company. The principal business address of Unistar Group Holdings Limited is 3rd Floor, J&C Building, Road Town, Tortola, British Virgin Islands, VG1110. Mr. Rui Du is the sole director of Unistar Group Holdings Limited and possesses the sole voting and dispositive power of the shares owned by Unistar Group Holdings Limited. Therefore, Mr. Du may be deemed to have beneficial ownership of such shares.

(5)	Includes (i) 20,000,000 ordinary shares held by Global Earning Pacific Limited and (ii) 584,214 ordinary shares represented by ADSs that Ms. Dan Shao purchased in one or more open-market transactions. Global Earning Pacific Limited, a company incorporated in BVI, is wholly owned and controlled by Ms. Dan Shao, Mr. Herman Man Guo’s wife. The registered address of Global Earning Pacific Limited is OMC Chambers, Wickham Cay 1, Road Town Tortola, BVI.

(6)	The address of Bison Capital Media Limited is c/o Bison Capital Holding Company Limited, 609-610, 21st Century Tower, 40 Liangmaqiao Road, Chaoyang District, Beijing, People’s Republic of China, 100016. Bison Capital Media Limited, a Cayman Islands company, is wholly-owned by Bison Capital Holding Company Limited, a Cayman Islands company, which is in turn wholly owned by Ms. Fengyun Jiang, a citizen of Hong Kong Special Administrative Region. Ms. Jiang is the sole director of both Bison Capital Media Limited and Bison Capital Holding Company Limited. Ms. Jiang possesses the power to direct the voting and disposition of the shares owned by Bison Capital Media Limited and may be deemed to have beneficial ownership of such shares.

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

As of March 31, 2021, 179,986,169 of our ordinary shares were issued and outstanding, of which 2,032,278 ordinary shares are issued to our depositary bank reserved for future exercise of vested options. To our knowledge, we had only one record shareholder in the United States, JPMorgan Chase Bank, N.A., which is the depositary of our ADS program and held approximately 50.2% of our total outstanding ordinary shares as of March 31, 2021. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

For the options granted to our directors, officers and employees, please refer to “—B. Compensation—Share Options.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.            Related Party Transactions

Contractual Arrangements

Our consolidated VIEs, Beijing Yuehang, and Linghang Shengshi, together with their subsidiaries, directly operate our air travel media network, enter into related concession rights contracts and sell advertising time slots and advertising locations to our advertisers. Our consolidated VIE, AirNet Online, along with its subsidiaries, enters into concession rights contracts in relation to our Wi-Fi business and is directly operate this business and enter into related business contracts. We have been and expect to continue to be dependent on our VIEs to operate our advertising business and programming business. Chuangyi Technology has entered into contractual arrangements with our VIEs, pursuant to which Chuangyi Technology provides exclusive technology support and service and technology development services in exchange for payments from them. In addition, Chuangyi Technology has entered into agreements with our VIEs and each of their individual shareholders (except Yi Zhang), which provide Chuangyi Technology with the substantial ability to control our VIEs. These agreements are summarized in the following paragraphs.

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

As of December 31, 2020, we had $17 thousand due from Mambo Fiesta Limited, representing an interest free advance to it on a short-term basis for operation purpose. We also have $1 thousand, $1 thousand, $3 thousand and $3 thousand due from Shanghai Qingxuan Co., Ltd., Wealthy Environment Limited, AirMedia Holding Ltd. and AirMedia Merger Company Ltd., respectively, all controlled by Mr. Herman Man Guo, representing interest free advances on a short-term basis for operation purpose. In addition, we have $2 thousand due from Global Earning Pacific Ltd., an entity controlled by Ms. Dan Shao, who is our principal shareholder, representing an interest free advance to it on a short-term basis for operation purpose.

Amounts due to related parties

As of December 31, 2018, we had $228 thousand due to Beijing Eastern Media Corporation Ltd., an entity of which 49% equity interest is controlled by us, representing the balance of purchase of concession right.

As of December 31, 2019, we had $254 thousand due to Beijing Eastern Media Corporation Ltd., representing the balance of purchase of concession right. In addition, we have $2.87 million due to Ms. Dan Shao, who is our principal shareholder, representing a loan with annualized interest rate of 16.8% on a short-term basis for our operation purpose.

As of December 31, 2020, we had $1.53 million due to Ms. Dan Shao, who is our principal shareholder, representing a loan with annualized interest rate of 21.6% on a short-term basis for our operation purpose.

Share Options

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Options.”

C.            Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.            Consolidated Statements and Other Financial Information

Financial Statements

We have appended consolidated financial statements filed as part of this annual report. See “Item 18. Financial Statements.”

Legal Proceedings

We may become subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time.

A majority of the digital frames and digital TV screens in our network include programs that consist of both advertising content and non-advertising content. On December 6, 2007, the State Administration of Radio, Film or Television, or the SARFT, a governmental authority in the PRC, issued the Circular regarding Strengthening the Management of Public Audio-Video in Automobiles, Buildings and Other Public Areas, or the SARFT Circular. According to the SARFT Circular, displaying audio-video programs such as television news, films and television shows, sports, technology and entertainment through public audio-video systems located in automobiles, buildings, airports, bus or train stations, shops, banks and hospitals and other outdoor public systems must be approved by the SARFT. We intend to obtain the requisite approval of the SARFT for our non-advertising content, but we cannot assure that we will obtain such approval in compliance with this new SARFT Circular, or at all. In January 2014, we entered into a strategic alliance with China Radio International Oriental Network (Beijing) Co., Ltd (“CRION”), which manages the internet TV business of China International Broadcasting Network, to operate the CIBN-AirNet channel for broadcast network TV programs to air travelers in China. According to the terms of the cooperation arrangement with CRION, during the cooperation period from March 28, 2014 to March 27, 2024, CRION shall obtain and, from time to time, be responsible for obtaining any approval, license and consent regarding the regulation of broadcasting and television from relevant authorities.

There is no assurance that CRION will be able to obtain or maintain the requisite approval or we will be able to renew the contract with CRION when they expire. If the requisite approval is not obtained, we will be required to eliminate non-advertising content from the programs included in our digital frames and digital TV screens and advertisers may find our network less attractive and be unwilling to purchase advertising time slots on our network. As of December 31, 2020, we did not record a provision for this matter as management believes the possibility of adverse outcome of the matter is remote and any liability it may incur would not have a material adverse effect on its consolidated financial statements. However, it is not possible for us to predict the ultimate outcome and the possible range of the potential impact of failure to obtain such disclosed registrations and approvals primarily due to the lack of relevant data and information in the market in this industry in the past.

Linghang Shengshi had served a legal letter, dated June 29, 2016, or the Legal Letter, on Longde Wenchuang to challenge the proposed transfers by Longde Wenchuang of their equity interests in AM Advertising to Shanghai Golden Bridge InfoTech Co., Ltd. (stock code: 603918), a PRC company with its shares listed on the Shanghai Stock Exchange, or Golden Bridge. As of the date of the Legal Letter, Linghang Shengshi held 24.84% of the equity interests in AM Advertising. Longde Wenchuang and Culture Center held 28.57% and 46.43%, respectively, of the equity interests in AM Advertising. On June 14, 2016, Longde Wenchuang entered into an equity interest transfer agreement with Golden Bridge to transfer 75% equity interests in AM Advertising to Golden Bridge in consideration for shares in Golden Bridge, or the Transfer. Neither of Longde Wenchuang sought consent from Linghang Shengshi with respect to the Transfer in accordance with the provisions of the Company Law of the People’s Republic of China, or the Company Law. In the Legal Letter, Linghang Shengshi challenges the validity of the Transfer on the ground that it violated the statutory right of first refusal of Linghang Shengshi under the Company Law. Subsequent to our legal letter, Golden Bridge ceased acquisition of 75% equity interest of AM Advertising from Longde Wenchuang and Culture Center. Longde Wenchuang and Culture Center further dismissed our representative from Co-CEO position of AM Advertising.

On September 2, 2016, we received notice (the “September 2, 2016 Notice”) from the CIETAC that we, Chuangyi Technology, Linghang Shengshi and Mr. Herman Man Guo (collectively, the “Respondents”) were named as respondents by the Culture Center in an arbitration proceeding submitted by the Culture Center to the CIETAC in connection with the sale by us of 75% equity interests in AM Advertising to Culture Center and Longde Wenchuang in June 2015. Culture Center seeks specific performance by the Respondents of certain obligations under the transaction documents, which include, among other things, (i) the pledge by Linghang Shengshi and Mr. Guo of their respective equity interests in AM Advertising to Culture Center as security for their obligations under the transaction documents, (ii) the use of best efforts by the Respondents to cooperate with the Culture Center and Longde Wenchuang to procure the listing of AM Advertising in China and (iii) the performance by us and Mr. Guo of their respective non-compete obligations to refrain from holding, operating, or otherwise participating in any business that is the same or substantially the same as that of AM Advertising. We believe the arbitration request is without merit and intends to defend the actions vigorously. However, no assurances can be provided that we will prevail in this arbitration proceeding. In response to the September 2, 2016 Notice, we filed a notice against Culture Center to CIETAC for their breach of contract.

As a result of the above disputes, we are no longer able to exercise significant influence in operating and strategic decision of AM Advertising and cannot access to AM Advertising’s financial information. Accordingly, we accounted our investment in AM Advertising as equity investments without readily determinable fair values as of December 31, 2018, 2019 and 2020. AM Advertising and its subsidiaries are no longer related parties to us. As of December 31, 2016, we treated the provision for earnout commitment of $23.5 million as contingent liability and did not record any additional provision for this matter as management believes the possibility of adverse outcome of the matter is remote and any liability it may incur would not have a material adverse effect on its consolidated financial statements.

On March 28, 2018, August 23, 2018 and November 2018, a MoU and its supplemental agreements respectively, with, among others, Longde Wenchuang and Beijing Cultural Center Construction and Development Fund (Limited Partnership), under which, among other things, Linghang Shengshi and Mr. Guo have agreed to pay or make available to AM Advertising on or prior to May 30, 2018 and further extended to September 30, 2018 and December 31, 2018 an aggregate of RMB304.5 million which was to be discounted by the following amounts (i) the RMB152.0 million profits attributable to Linghang Shengshi, Mr. Guo and Mr. Xu for the first nine months of 2015, based on a third-party pro forma audit report on AM Advertising; (ii) the loan of RMB88.0 million in principal balance and RMB7.8 million in interests; and (iii) the payment of RMB56.7 million in cash after the sale of the 20.32% equity interests in AM Advertising, which consisted of 20.18% equity interests hold by us and 0.14% equity interests hold by Mr. Man Guo and Mr. Qing Xu on behalf of our company, and following the completion of the foregoing arrangements, our obligations with respect to the profit target for 2015, the earnout provision for the first nine months of 2015 and the loans between AM Advertising and Linghang Shengshi shall be deem completed. According to the aforesaid MoU, after Linghang Shengshi, Mr. Guo and Mr. Xu transfer all the equity interest of AM Advertising, they will cease to be shareholders of AM Advertising and will not be able to continuously assume the obligations in connection with the profit commitment and earn out provision as a matter of fact.

The sale of the 20.32% equity interests in AM Advertising (therein 20.18% was held by us) has been completed as of December 31,2018, while the cash payment of RMB56.7 million to Longde Wenchuang and Beijing Cultural Center Construction and Development Fund (Limited Partnership) has not been paid yet by us as of December 31, 2019. Upon the effectiveness of MoU, we have written off the contingency of provision for earnout provision, and have recorded an actual payable of earnout provision in the amount of RMB152.6 million as of December 31, 2018. On June 27, 2019, Linghang Shengshi received a letter of notification from AM Advertising requiring for the immediate payment for the net settlement of RMB 56.7 million (the “Letter”) and Linghang Shengshi responded to the Letter on June 28, 2019 by urging AM Advertising to cooperate with income tax deduction. As of December 31, 2020, Longde Wenchuang and Culture Center have not issued a written notice requesting the cancellation of the MoU, and according to an independent third-party attorney’s legal opinion, the MoU was still effective and the aforementioned actual payable of earnout provision remained. In January 2021, we were informed that two of Linghang Shengshi’s bank accounts amounted to $1 in aggregate was frozen by the court as Culture Center applied to the court regardless of the arbitration process in the CIETAC in connection with the sale of 75% equity interests in AM Advertising. We believed the application is non-excused as it conflicted with the arbitration proceeding already submitted by the Culture Center to the CIETAC and defended the actions by applying to the court to unfreeze Linghang Shengshi’s bank accounts. In March 2021, we discovered that the equity interest of AirNet Online held by Mr. Herman Man Guo and Mr. Qing Xu was frozen by the court, which was applied to the court by AM Advertising to urge all parties to settle the Transfer (the “Case”). However, we believed that the court has no right of jurisdiction to judge this Case as it was essentially consisted with the arbitration process in the CIETAC and would be conflicting, and we submitted the objection to the court. The judge of the Case has orally approved the objection and the Case will be withdrawn.

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

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Exchange” for a description of PRC regulations on foreign exchange.

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

General

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

Passive Foreign Investment Company Considerations

Based on the market price of our ADSs and the historical, current and expected composition of our income and assets (in particular, the retention of a large amount of cash) and value of our assets, we believe that we were a PFIC, for U.S. federal income tax purposes, for the taxable year ended December 31, 2020, and we may be classified as a PFIC for our current taxable year ending December 31, 2021 unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of non-passive income. In general, we will be classified as a PFIC for any taxable year if either (i) 75 percent or more of our gross income for such year is passive income or (ii) 50 percent or more of the average quarterly value of our assets (as generally determined on the basis of fair market value) produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are generally classified as passive and goodwill and other unbooked intangibles associated with active business activities may generally be classified as non-passive. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25 percent or more (by value) of the stock. Although the law in this regard is unclear, we treat the VIEs (and their subsidiaries) as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operations of such entities but also because we are entitled to substantially all of the economic benefits associated with such entities, and, as a result, we consolidate such entity’s’ operating results in our consolidated financial statements. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given with respect to our PFIC status for any taxable year.

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

Passive Foreign Investment Company Rules

As described above, we believe that we were a PFIC for the taxable year ended December 31, 2020, and we may be classified as a PFIC for our current taxable year ending December 31, 2021. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds ADSs or ordinary shares, and unless a mark-to-market election (as described below) is made, a U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make (which generally means any distribution received in a taxable year that is greater than 125 percent of the average annual distributions received in the three preceding taxable years, if shorter, or such U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of our ADSs or ordinary shares. Under the PFIC rules:

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

As an alternative to the foregoing rules, a holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock. Marketable stock is stock that is regularly traded on a qualified exchange or other market as defined in applicable United States Treasury Regulations. Our ADSs (but not our ordinary shares) are listed on the Nasdaq Capital Market, which is a qualified exchange or other market for these purposes. We anticipate that the ADSs will be considered regularly traded for so long as they continue to be listed, but no assurance may be given in this regard. If a U.S. Holder makes this election, such holder will generally (i) include in gross income for each taxable year the excess, if any, of the fair market value of the ADSs at the end of the taxable year over the adjusted tax basis of the ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of the ADSs at the end of the taxable year, but only to the extent of the amount previously included in income as a result of the mark-to-market election. The adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a mark-to-market election is made in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, a U.S. Holder will generally not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a mark-to-market election is made, any gain recognized upon the sale or other disposition of ADSs will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary to the extent of the net amount previously included in income as a result of the mark-to-market election. In the case of a U.S. Holder who has held ADSs during any taxable year in which we are classified as PFIC and continues to hold such ADSs (or any portion thereof), and who is considering making a mark-to-market election, special tax rules may apply relating to purging the PFIC taint of such ADSs. If a U.S. Holder makes a mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions, except that the reduced tax rate applicable to qualified dividend income (as discussed below in “—Dividends”) would not apply.

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

The ADSs are currently tradable on the Nasdaq Capital Market, which is an established securities market in the United States, and thus we anticipate they will be considered readily tradable on an established securities market in the United States for purposes of the foregoing rule, however, no assurance may be given in this regard. In the event we are deemed to be a PRC resident enterprise under the EIT Law (see “—PRC Taxation”), we may be eligible for the benefits of the United States-PRC income tax treaty. Nevertheless, as mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2020, and we may be classified as a PFIC for our current taxable year ending December 31, 2021, in which case, we would not be considered a qualified foreign corporation for such taxable years even if we were considered readily tradable on an established securities market or eligible for the benefits of the United States-PRC income tax treaty. Each U.S. Holder is advised to consult its tax advisor regarding the rate of tax that will apply to such holder with respect to, dividend distributions, if any, received from us.

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

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We have not used derivative financial instruments in our investment portfolio. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates. A hypothetical 1% decrease in interest rates would have resulted in a decrease of approximately $0.01 million in our interest income for the year ended December 31, 2020.

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

To the extent that we need to convert our U.S. dollar-denominated assets into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on RMB amount we receive from the conversion. A hypothetical 10% decrease in the exchange rate of the U.S. dollar against RMB would have resulted in a decrease of $0.30 million in the value of our U.S. dollar-denominated financial assets at December 31, 2020. Conversely, if we decide to convert our RMB-denominated cash amounts into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to us.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us annually for our expenses incurred in connection with investor relationship programs and any other program related to our ADS facility and the travel expense of our key personnel in connection with such programs. The depositary has also agreed to provide additional payments to us based on the applicable performance indicators relating to our ADS facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. We recognize the reimbursable amounts in other income on our consolidated statements of operations on a straight-line basis over the contract term with the depositary. For the year ended December 31, 2020, we received nil from the depositary as reimbursement for our expenses incurred.

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

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, due to the material weakness described below, as of December 31, 2020, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management, including our chief executive officer and chief financial officer, assessed the effectiveness of internal control over financial reporting as of December 31, 2020 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission (known as COSO).

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The following material weakness in internal control over financial reporting has been identified as of December 31, 2020. The material weaknesses as of December 31, 2020 were related to the weak operating effectiveness and lack of monitoring of controls over financial reporting due to inadequate resources or resources with insufficient experience or training in our financial reporting team, internal control team, administration team and human resource team.

Because of the material weakness described above, our management has concluded that we had not maintain effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our company’s registered public accounting firm as we are a non-accelerated filer as defined in Rule 12b-2 of the Exchange Act.

Changes in Internal Control over Financial Reporting

In preparing our consolidated financial statements, we identified a material weakness in our internal control over financial reporting as of December 31, 2020. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified was related to the weak operating effectiveness and lack of monitoring of controls over financial reporting due to inadequate resources or resources with insufficient experience or training in our financial reporting team, internal control team, administration team and human resource team.

To remediate our identified material weakness, significant deficiency and other control deficiencies in connection with preparation of our consolidated financial statements, we plan to adopt several measures to improve our internal control over financial reporting. For example, during the reporting period, we keep providing regular training seminars to its employees of different capacities, including financial reporting team, administration team and human resource team, to introduce and reinforce the updated controls and procedures; obtained support from an external consultant firm with experienced staff holding the AICPA license with a solid understanding of U.S. GAAP to assist us in the preparation of the financial statements for the year ended December 31, 2020; and assigned our chief counsel and the legal department to oversee the internal control over financial reporting in addition to their usual capacities. With his extensive experience in risk management and a direct access to our Board of Directors, the chief counsel is capable to provide independent opinions to the performance of internal control over financial reporting.

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

	Fiscal Year Ended December 31,
	2019	2020
Audit Fees	$380,000	$380,000

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

Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, has provided a letter to the Nasdaq Stock Market certifying that under Cayman Islands law, we are not required to hold annual shareholder meetings. We held annual meetings in 2013. No annual general meeting was held in 2014, 2015, 2016, 2017, 2018, 2019 and 2020. We may hold additional annual shareholder meetings in the future if there are significant issues that require shareholder approval.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The full text of our audited consolidated financial statements begins on page F-2 of this annual report.

ITEM 19.	EXHIBITS

EXHIBIT INDEX

Exhibit Number	Description

1.1	Second Amended and Restated Memorandum and Articles of Association approved by the extraordinary general meeting of shareholders on May 27, 2019 (incorporated by reference to Exhibit 99.2 to Form 6-K (File No. 001-33765) filed on May 28, 2019)

2.1	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

2.2	Form of Amended and Restated Deposit Agreement among the Company, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 99-a to Post-effective Amendment No. 1 to the Registration Statement on Form F-6 (File No. 333- 146908), filed with the SEC on March 29, 2019)

Exhibit Number	Description

2.3	Amended and Restated Shareholders’ Agreement originally dated as of June 7, 2007, as amended and restated on September 27, 2007, among the Company and Shareholders (incorporated by reference to Exhibit 4.4 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

2.4	Description of securities (incorporated by reference to Exhibit 2.4 to Annual Report on Form 20-F filed on September 14, 2020)

2.5	Rights Agreement dated August 13, 2020 between AirNet Technology Inc. and American Stock Transfer & Trust Company, LLC, as Rights Agent (incorporated by reference to Exhibit 4.1 to Form 6-K (File No. 001-33765) filed on August 13, 2020)

2.6	Forms of Rights Certificate and of Election to Exercise, included in Exhibit A to the Rights Agreement (incorporated by reference to Exhibit 4.1 to Form 6-K (File No. 001-33765) filed on August 13, 2020)

4.1	Amended and Restated 2007 Share Incentive Plan (incorporated by reference to Exhibit 99.2 to Form 6-K filed on December 10, 2009)

4.2	2011 Share Incentive Plan (incorporated by reference to Exhibit 4.49 to Annual Report on Form 20-F filed on April 30, 2012)

4.3	2012 Share Incentive Plan. (incorporated by reference to Exhibit 4.3 to Registration Statement on Form S-8 (File No. 333-187442) filed on March 22, 2013)

4.4	Form of Employment Agreement between the Company and an Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 to Registration Statement on Form F-1 (File No. 333- 146825), as amended, initially filed on October 19, 2007)

4.5	Form of Employment Agreement between the Company and an Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 to Registration Statement on Form F-1 (File No. 333- 146825), as amended, initially filed on October 19, 2007)

4.6	Investment Framework Agreement dated October 18, 2005, as amended on September 27, 2007, among Man Guo, Qing Xu and CDH China Management Company Limited (incorporated by reference to Exhibit 10.4 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.7	English Translation of Business Cooperation Agreement dated June 14, 2007 between Beijing Shengshi Lianhe Advertising Co., Ltd. (currently known as Beijing Linghang Shengshi Advertising Co., Ltd.) and AirTV United Media & Culture Co., Ltd. (incorporated by reference to Exhibit 10.9 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.8	English Translation of Amended Power of Attorneys dated November 28, 2008 from each of the shareholders of Beijing Shengshi Lianhe Advertising Co., Ltd. (currently known as Beijing Linghang Shengshi Advertising Co., Ltd.) (incorporated by reference to Exhibit 4.11 to Annual Report on Form 20-F filed on April 28, 2009)

4.9	English Translation of Amended and Restated Technology Development Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.) and Beijing Shengshi Lianhe Advertising Co., Ltd. (currently known as Beijing Linghang Shengshi Advertising Co., Ltd.) (incorporated by reference to Exhibit 10.12 to Registration Statement on Form F-1 (File No. 333- 146825), as amended, initially filed on October 19, 2007)

Exhibit Number	Description

4.10	English Translation of Supplementary Agreement dated November 30, 2007 to the Amended and Restated Technology Development Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.) and Beijing Shengshi Lianhe Advertising Co., Ltd. (currently known as Beijing Linghang Shengshi Advertising Co., Ltd.) (incorporated by reference to Exhibit 10.1 to Annual Report on Form 20-F filed on April 30, 2008)

4.11	English Translation of Amended and Restated Technology Support and Service Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.) and Beijing Shengshi Lianhe Advertising Co., Ltd. (currently known as Beijing Linghang Shengshi Advertising Co., Ltd.) (incorporated by reference to Exhibit 10.13 to Registration Statement on Form F-1 (File No. 333- 146825), as amended, initially filed on October 19, 2007)

4.12	English Translation of Supplementary Agreement dated November 30, 2007 to the Amended and Restated Technology Support and Service Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.) and Beijing Shengshi Lianhe Advertising Co., Ltd. (currently known as Beijing Linghang Shengshi Advertising Co., Ltd.) (incorporated by reference to Exhibit 10.2 to Annual Report on Form 20-F filed on April 30, 2008)

4.13	English Translation of Amended and Restated Equity Pledge Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.), Beijing Shengshi Lianhe Advertising Co., Ltd. (currently known as Beijing Linghang Shengshi Advertising Co., Ltd.) and the shareholders of Beijing Shengshi Lianhe Advertising Co., Ltd. (incorporated by reference to Exhibit 10.14 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.14	English Translation of Supplementary Agreement dated November 28, 2008 to the Amended and Restated Equity Pledge Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.), Beijing Shengshi Lianhe Advertising Co., Ltd. (currently known as Beijing Linghang Shengshi Advertising Co., Ltd.) and the shareholders of Beijing Shengshi Lianhe Advertising Co., Ltd. (incorporated by reference to Exhibit 4.17 to Annual Report on Form 20-F filed on April 28, 2009)

4.15	English Translation of Amended and Restated Call Option Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.), Beijing Shengshi Lianhe Advertising Co., Ltd. (currently known as Beijing Linghang Shengshi Advertising Co., Ltd.) and the shareholders of Beijing Shengshi Lianhe Advertising Co., Ltd. (incorporated by reference to Exhibit 10.15 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.16	English Translation of Supplementary Agreement dated November 28, 2008 to the Amended and Restated Call Option Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.), Beijing Shengshi Lianhe Advertising Co., Ltd. (currently known as Beijing Linghang Shengshi Advertising Co., Ltd.) and the shareholders of Beijing Shengshi Lianhe Advertising Co., Ltd. (incorporated by reference to Exhibit 4.19 to Annual Report on Form 20-F filed on April 28, 2009)

4.17	English Translation of Amended Power of Attorneys dated November 28, 2008 from the shareholders of Beijing AirMedia UC Advertising Co., Ltd. (currently known as Beijing Wangfan Jiaming Advertising Co., Ltd.) (incorporated by reference to Exhibit 4.32 to Annual Report on Form 20-F filed on April 28, 2009)

4.18	English Translation of Technology Development Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.) and Beijing AirMedia UC Advertising Co., Ltd. (currently known as Beijing Wangfan Jiaming Advertising Co., Ltd.) (incorporated by reference to Exhibit 10.22 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

Exhibit Number	Description

4.19	English Translation of Supplementary Agreement dated November 30, 2007 to the Amended and Restated Technology Development Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.) and Beijing AirMedia UC Advertising Co., Ltd. (currently known as Beijing Wangfan Jiaming Advertising Co., Ltd.) (incorporated by reference to Exhibit 10.5 to Annual Report on Form 20-F filed on April 30, 2008)

4.20	English Translation of Technology Support and Service Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.) and Beijing AirMedia UC Advertising Co., Ltd. (currently known as Beijing Wangfan Jiaming Advertising Co., Ltd.) (incorporated by reference to Exhibit 10.23 to Registration Statement on Form F-1 (File No. 333- 146825), as amended, initially filed on October 19, 2007)

4.21	English Translation of Supplementary Agreement dated November 30, 2007 to the Amended and Restated Technology Support and Service Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.) and Beijing AirMedia UC Advertising Co., Ltd. (currently known as Beijing Wangfan Jiaming Advertising Co., Ltd.) (incorporated by reference to Exhibit 10.6 to Annual Report on Form 20-F filed on April 30, 2008)

4.22	English Translation of Equity Pledge Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.), Beijing AirMedia UC Advertising Co., Ltd. and the shareholders of Beijing AirMedia UC Advertising Co., Ltd. (currently known as Beijing Wangfan Jiaming Advertising Co., Ltd.) (incorporated by reference to Exhibit 10.24 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.23	English Translation of Supplementary Agreement dated November 28, 2008 to the Equity Pledge Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.), Beijing AirMedia UC Advertising Co., Ltd. and the shareholders of Beijing AirMedia UC Advertising Co., Ltd. (currently known as Beijing Wangfan Jiaming Advertising Co., Ltd. ) (incorporated by reference to Exhibit 4.38 to Annual Report on Form 20-F filed on April 28, 2009)

4.24	English Translation of Call Option Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.), Beijing AirMedia UC Advertising Co., Ltd. and the shareholders of Beijing AirMedia UC Advertising Co., Ltd. (currently known as Beijing Wangfan Jiaming Advertising Co., Ltd.) (incorporated by reference to Exhibit 10.25 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

Exhibit Number	Description

4.25	English Translation of Supplementary Agreement dated November 28, 2008 to the Call Option Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.), Beijing AirMedia UC Advertising Co., Ltd. and the shareholders of Beijing AirMedia UC Advertising Co., Ltd. (currently known as Beijing Wangfan Jiaming Advertising Co., Ltd.) (incorporated by reference to Exhibit 4.40 to Annual Report on Form 20-F filed on April 28, 2009)

4.26	English Translation of Supplementary Agreement No. 2 to Call Option Agreement dated May 27, 2010 among AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.), Beijing AirMedia UC Advertising Co., Ltd. and the shareholders of Beijing AirMedia UC Advertising Co., Ltd. (currently known as Beijing Wangfan Jiaming Advertising Co., Ltd.) (incorporated by reference to Exhibit 4.45 to Annual Report on Form 20-F filed on May 28, 2010)

4.27	English Translation of Supplementary Agreement dated October 31, 2008 among AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.) and the shareholders of Beijing AirMedia UC Advertising Co., Ltd. (currently known as Beijing Wangfan Jiaming Advertising Co., Ltd.), supplementing the original Loan Agreement dated January 1, 2007 (incorporated by reference to Exhibit 4.41 to Annual Report on Form 20-F filed on April 28, 2009)

4.28	English Translation of Supplementary Agreement No. 2 to the Equity Pledge Agreement dated May 27, 2010 among AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.), Beijing AirMedia UC Advertising Co., Ltd. and the shareholders of Beijing AirMedia UC Advertising Co., Ltd. (currently known as Beijing Wangfan Jiaming Advertising Co., Ltd.) (incorporated by reference to Exhibit 4.46 to Annual Report on Form 20-F filed on May 28, 2010)

4.29	English Translation of Power of Attorneys dated April 1, 2008 from each of the shareholders of Beijing Yuehang Digital Media Advertising Co., Ltd. (incorporated by reference to Exhibit 4.42 to Annual Report on Form 20-F filed on April 28, 2009)

4.30	English Translation of Technology Development Agreement dated April 1, 2008 between AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.) and Beijing Yuehang Digital Media Advertising Co., Ltd. (incorporated by reference to Exhibit 4.43 to Annual Report on Form 20-F filed on April 28, 2009)

4.31	English Translation of Technology Support and Service Agreement dated April 1, 2008 between AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.) and Beijing Yuehang Digital Media Advertising Co., Ltd. (incorporated by reference to Exhibit 4.44 to Annual Report on Form 20-F filed on April 28, 2009)

4.32	English Translation of Supplementary Agreement dated June 25, 2008 to the Technology Support and Service Agreement dated April 1, 2008 between AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.) and Beijing Yuehang Digital Media Advertising Co., Ltd. (incorporated by reference to Exhibit 4.45 to Annual Report on Form 20-F filed on April 28, 2009)

4.33	English Translation of Equity Pledge Agreement dated April 1, 2008 among AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.), Beijing Yuehang Digital Media Advertising Co., Ltd. and the shareholders of Beijing Yuehang Digital Media Advertising Co., Ltd. (incorporated by reference to Exhibit 4.46 to Annual Report on Form 20-F filed on April 28, 2009)

Exhibit Number	Description

4.34	English Translation of Call Option Agreement dated April 1, 2008 among AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.), Beijing Yuehang Digital Media Advertising Co., Ltd. and the shareholders of Beijing Yuehang Digital Media Advertising Co., Ltd. (incorporated by reference to Exhibit 4.47 to Annual Report on Form 20-F filed on April 28, 2009)

4.35	English summary of Investment Agreement, dated May 12, 2013, by and among Elec-Tech International Co., Ltd., Beijing AirMedia UC Advertising Co., Ltd. (currently known as Beijing Wangfan Jiaming Advertising Co., Ltd. ) and Beijing Zhongshi Aoyou Advertising Co., Ltd. (incorporated by reference to Exhibit 4.50 to Annual Report on Form 20-F filed on April 25, 2014)

4.36	English summary of Cooperation Agreement for the Establishment of Advertising Company, dated May 2013, by and between Beijing Shengshi Lianhe Advertising Co., Ltd. (currently known as Beijing Linghang Shengshi Advertising Co., Ltd.), and Guangzhou Daozheng Advertising Co., Ltd. (incorporated by reference to Exhibit 4.51 to Annual Report on Form 20-F filed on April 25, 2014)

4.37	English summary of Equity Swap Agreement, dated September 29, 2013, by and between Beijing N-S Digital TV Co., Ltd. and AirMedia Group Co., Ltd. (incorporated by reference to Exhibit 4.52 to Annual Report on Form 20-F filed on April 25, 2014)

4.38	Agreement and Plan of Merger, dated as of September 29, 2015, by and among the Registrant, AirMedia Holdings Ltd. and AirMedia Merger Company Limited (incorporated herein by reference to Exhibit 99.2 of our current report on Form 6-K filed with the Commission on September 30, 2015).

4.39	English translation of Equity Interest Transfer Agreement in respect of AirMedia Group Co., Ltd., dated June 15, 2015, by and among AirMedia Group Inc. (currently known as AirNet Technology Inc.), AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.), Beijing Linghang Shengshi Advertising Co., Ltd., Man Guo and Beijing Longde Wenchuang Investment Fund Management Company. (incorporated by reference to Exhibit 4.39 to Annual Report on Form 20-F filed on May 16, 2016)

4.40	English translation of Supplement Agreement of Equity Transfer, dated November 30, 2015, by and among AirMedia Group Inc. (currently known as AirNet Technology Inc.), AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.), Beijing Linghang Shengshi Advertising Co., Ltd., Man Guo and Beijing Longde Wenchuang Investment Fund Management Company. (incorporated by reference to Exhibit 4.40 to Annual Report on Form 20-F filed on May 16, 2016)

4.41	English translation of Exclusive Technology Consulting and Service Agreement, dated June 5, 2015, by and between AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.) and AirMedia Online Network Technology Co., Ltd. (currently known as Yuehang Sunshine Network Technology Group Co., Ltd.) (incorporated by reference to Exhibit 4.41 to Annual Report on Form 20-F filed on May 16, 2016)

Exhibit Number	Description

4.42	English translation of Technology Development Agreement, dated June 5, 2015, by and between AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.) and AirMedia Online Network Technology Co., Ltd. (currently known as Yuehang Sunshine Network Technology Group Co., Ltd.) (incorporated by reference to Exhibit 4.42 to Annual Report on Form 20-F filed on May 16, 2016)

4.43	English translation of Technology Support and Service Agreement, dated June 5, 2015, by and between AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.) and AirMedia Online Network Technology Co., Ltd. (currently known as Yuehang Sunshine Network Technology Group Co., Ltd.) (incorporated by reference to Exhibit 4.43 to Annual Report on Form 20-F filed on May 16, 2016)

4.44	English translation of Loan Agreements, dated June 5, 2015, by and between AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.) and each shareholder of AirMedia Online Network Technology Co., Ltd. (currently known as Yuehang Sunshine Network Technology Group Co., Ltd.) (except Yi Zhang) (incorporated by reference to Exhibit 4.44 to Annual Report on Form 20-F filed on May 16, 2016)

4.45	English translation of Exclusive Call Option Agreement, dated June 5, 2015, by and between AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.), AirMedia Online Network Technology Co., Ltd. (currently known as Yuehang Sunshine Network Technology Group Co., Ltd.) and each shareholder of AirMedia Online Network Technology Co., Ltd. (currently known as Yuehang Sunshine Network Technology Group Co., Ltd.) (except Yi Zhang) (incorporated by reference to Exhibit 4.45 to Annual Report on Form 20-F filed on May 16, 2016)

4.46	English translation of Power of Attorney, dated June 5, 2015, by each shareholder of AirMedia Online Network Technology Co., Ltd. (currently known as Yuehang Sunshine Network Technology Group Co., Ltd.) (except Yi Zhang) (incorporated by reference to Exhibit 4.46 to Annual Report on Form 20-F filed on May 16, 2016)

4.47	English translation of Equity Pledge Agreements, dated June 5, 2015, by and among AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.), AirMedia Online Network Technology Co., Ltd. (currently known as Yuehang Sunshine Network Technology Group Co., Ltd.) and each shareholder of AirMedia Online Network Technology Co., Ltd. (currently known as Yuehang Sunshine Network Technology Group Co., Ltd.) (except Yi Zhang) (incorporated by reference to Exhibit 4.47 to Annual Report on Form 20-F filed on May 16, 2016)

4.48	English translation of Supplement Agreement in respect of the Related Agreement Arrangement of Beijing Linghang Shengshi Advertising Co., Ltd., dated January 21, 2016, by and among AirMedia Technology (Beijing) Co., Ltd., Man Guo and Qing Xu (incorporated by reference to Exhibit 4.48 to Annual Report on Form 20-F filed on May 16, 2016)

4.49	English translation of Supplement Agreement in respect of the Related Agreement Arrangement of Beijing Wangfan Jiaming Advertising Co., Ltd., dated January 21, 2016, by and among AirMedia Technology (Beijing) Co., Ltd., Man Guo and Qing Xu (incorporated by reference to Exhibit 4.49 to Annual Report on Form 20-F filed on May 16, 2016)

4.50	English translation of Supplement Agreement in respect of the Related Agreement Arrangement of AirMedia Online Network Technology Co., Ltd. (currently known as Yuehang Sunshine Network Technology Group Co., Ltd.), dated March 15, 2016, by and among AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.), Man Guo, Qing Xu and Tao Hong (incorporated by reference to Exhibit 4.50 to Annual Report on Form 20-F filed on May 16, 2016)

Exhibit Number	Description

4.51	English translation of Capital Contribution Agreement for the Establishment of Unicom AirNet (Beijing) Network Co. Ltd. by and among AirMedia Online Network Technology Co., Ltd. (currently known as Yuehang Sunshine Network Technology Group Co., Ltd.), Unicom Boardband Online Co., Ltd. and Chengdu Haite Kairong Aeronautical Technology Co., Ltd. (incorporated by reference to Exhibit 4.51 to Annual Report on Form 20-F filed on June 28, 2017)

4.52	English translation of Memorandum on Subsequent Performance of AirMedia Group Co., Ltd. Equity Transfer Agreement and Supplementary Agreement, dated March 28, 2018, by and among AirMedia Group Inc. (currently known as AirNet Technology Inc.), AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.), Beijing Linghang Shengshi Advertising Co., Ltd., Mr. Herman Man Guo, Mr. Qing Xu, Beijing Longde Wenchuang Investment Fund Management Co., Ltd., Beijing Cultural Center Construction and Development Fund (Limited Partnership) and AirMedia Group Co., Ltd. (incorporated by reference to Exhibit 99.1 to Form 6-K (File No. 001-33765) filed on March 29, 2018)

4.53	English translation of Supplementary Agreement for the Memorandum Regarding Continued Implementation of the Agreement on Equity Transfer of AirMedia Group Co., Ltd. and its Supplementary Agreement, dated August 23, 2018, by and among AirMedia Group Inc. (currently known as AirNet Technology Inc.), Hangmei United Media Technology (Beijing) Co., Ltd., Beijing Hangmei Shengshi Advertising Co., Ltd., Mr. Herman Man Guo, Mr. Qing Xu, Beijing Longde Wenchuang Investment Fund Management Co., Ltd., Beijing Cultural Center Development Fund (Limited Partnership) and AirMedia Group Co., Ltd. (incorporated by reference to Exhibit 4.53 to Annual Report on Form 20-F filed on October 17, 2018)

4.54	English translation of equity transfer agreement in respect of Airmedia Group Co., Ltd. (currently known as AirNet Technology Inc.), dated November 5, 2018, by and among Beijing Linghang Shengshi Advertising Co., ltd., Guo Man, Xu Qing, and Jiangsu Hongzhou Investment Co., Ltd. (incorporated by reference to Exhibit 99.2 to Form 6-K (File No. 001-33765) filed on November 7, 2018)

4.55	English translation of Supplementary Agreement for the Memorandum Regarding Continued Implementation of the Agreement on Equity Transfer of AirMedia Group Co., Ltd. and its Supplementary Agreement, dated November 2018, by and among AirMedia Group Inc. (currently known as AirNet Technology Inc.), Hangmei United Media Technology (Beijing) Co., Ltd., Beijing Hangmei Shengshi Advertising Co., Ltd., Mr. Herman Man Guo, Mr. Qing Xu, Beijing Longde Wenchuang Investment Fund Management Co., Ltd., Beijing Cultural Center Development Fund (Limited Partnership) and AirMedia Group Co., Ltd. (incorporated by reference to Exhibit 4.55 to Annual Report on Form 20-F filed on April 30, 2019)

4.56	English translation of Supplementary Agreement to Equity Transfer Agreement in respect of AirMedia Group Co., Ltd. (currently known as AirNet Technology Inc.), dated October 30, 2019, by and among Beijing Linghang Shengshi Advertising Co., Ltd., Guo Man, Xu Qing, and Jiangsu Hongzhou Investment Co., Ltd. (incorporated by reference to Exhibit 99.2 to Form 6-K (File No. 001-33765) filed on November 8, 2019)

4.57	Investment Agreement by and among AirNet Technology Inc., Mr. Herman Man Guo and Unistar Group Holdings Limited dated December 30, 2020 (incorporated by reference to Exhibit 99.2 to Current Report on Form 6-K furnished on January 4, 2021)

4.58	Investment Agreement by and among AirNet Technology Inc., Mr. Herman Man Guo and Northern Shore Group Limited dated February 4, 2021 (incorporated by reference to Exhibit 99.2 to Current Report on Form 6-K furnished on February 5, 2021)

Exhibit Number	Description

8.1*	List of the Registrant’s subsidiaries

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certifications by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certifications by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Marcum Bernstein & Pinchuk LLP

15.2*	Consent of Commerce & Finance Law Offices

15.3*	Consent of Maples and Calder (Hong Kong) LLP

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith
**	Furnished with this annual report on Form 20-F

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: May 6, 2021	AIRNET TECHNOLOGY INC.

By: /s/ Herman Man Guo

Name: Herman Man Guo
Title: Chairman, Chief Executive Officer and Interim Chief Financial Officer

AIRNET TECHNOLOGY INC.

New York Office
Suite 830, 7 Penn Plaza,
New York, NY 10001
T 212.279.7900

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of AirNet Technology Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of AirNet Technology Inc. (the “Company”, formerly known as AirMedia Group Inc.) as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive (loss) income, changes in equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2(b) to the consolidated financial statements, the Company has a history of operating losses and negative operating cash flows and has negative working capital of $55,193 as of December 31, 2020 and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note2(b). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) related to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Going concern

Description of the Matter

As described in Note 2(b) to consolidated financial statements, the Company has a history of operating losses and negative operating cash flows and has negative working capital of $55,193 as of December 31, 2020 and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management plans to restructure the business by selling air travel media network business to its CEO, Mr. Man Guo, and then transform the business to a cryptocurrency mining business. However, there is no assurance that the measures can be achieved as planned.

This significant unusual situation is a critical audit matter as it relates to a material disclosure of going concern and involved complex estimation by management and auditor subjective.

How we Addressed the Matter in Our Audit

Our principal audit procedures included, among others:

• Obtaining an understanding, and evaluating management’s assessment on whether there are conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern for a reasonable period of time;

• Assessing the management’s plans and obtaining sufficient appropriate audit evidence to determine whether or not substantial doubt can be alleviated or still exists;

• Reviewing the relevant disclosures to the consolidated financial statements.

/s/ Marcum Bernstein & Pinchuk LLP

Marcum Bernstein & Pinchuk LLP

We have served as the Company’s auditor since 2017.

New York, NY

May 6, 2021

AIRNET TECHNOLOGY INC.

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars in thousands, except share and per share data)

	As of December 31,
	2019	2020
Assets
Current assets:
Cash and cash equivalents	$958	$283
Restricted cash	1	15,327
Accounts receivable, net	8,421	10,398
Prepaid concession fees, net	718	-
Other current assets, net	28,796	32,600
Amount due from related parties	27	27
Total current assets	38,921	58,635

Property and equipment, net	13,380	12,883
Prepaid equipment costs, net	30	-
Long-term investments, net	43,002	42,495
Long-term deposits, net	854	382
Right-of-use assets	1,519	683
TOTAL ASSETS	$97,706	$115,078

Liabilities
Current liabilities:
Short-term loan	$144	$5,670
Accounts payable	35,544	22,211
Accrued expenses and other current liabilities	8,544	24,402
Deferred revenue	2,813	2,589
Consideration received from buyer	28,728	30,651
Payable for earnout commitment	21,913	23,380
Amounts due to related parties	3,127	1,531
Income tax payable	11,833	2,392
Lease liability, current	902	1,002
Total current liabilities	113,548	113,828
Non-current liabilities:
Long-term loan	2,586	2,605
Lease liability, non-current	535	3
Total liabilities	116,669	116,436

AIRNET TECHNOLOGY INC.

CONSOLIDATED BALANCE SHEETS - CONTINUED

(I n U.S. dollars in thousands, except share and per share data)

	As of December 31,
	2019	2020
Equity

Ordinary shares ($0.001 par value; 900,000,000 shares authorized in 2019 and 2020; 127,697,055 shares and 151,573,363 shares issued as of December 31, 2019 and 2020, respectively; 125,664,777 shares and 149,541,085 shares outstanding as of December 31, 2019 and 2020, respectively)	128	152
Additional paid-in capital	284,887	288,879
Treasury stock (2,032,278 shares as of December 31, 2019 and 2020)	(2,351)	(2,351)
Accumulated deficits	(293,892)	(286,365)
Accumulated other comprehensive income	31,692	31,308
Total AirNet Technology Inc.’s shareholders’ equity	20,464	31,623

Non-controlling interests	(39,427)	(32,981)
Total deficit	(18,963)	(1,358)

TOTAL LIABILITIES AND DEFICIT	$97,706	$115,078

The accompanying notes are an integral part of these consolidated financial statements.

AIRNET TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars in thousands, except share and per share data)

	For the years ended December 31,
	2018	2019	2020
Revenues	$24,776	$26,225	$23,546
Business tax and other sales tax	(230)	(203)	(112)
Net revenues	24,546	26,022	23,434
Less: Cost of revenues	32,630	33,587	19,588
Gross profit (loss)	(8,084)	(7,565)	3,846

Operating expenses:
Selling and marketing	7,492	4,445	2,533
General and administrative	31,502	20,208	9,807
Research and development	1,110	1,157	724
Impairment of fixed assets, prepaid equipment cost and intangible assets	564	-	-
Total operating expenses	40,668	25,810	13,064

Loss from operations	(48,752)	(33,375)	(9,218)
Other income (expenses):
Interest expense, net	(106)	(436)	(742)
Loss from and impairment on long-term investments	(52,337)	(2,703)	(2,947)
Other income, net	7,926	3,301	9,120
Total other (expense) income	(44,517)	162	5,431

Loss before income taxes	(93,269)	(33,213)	(3,787)
Income tax expenses (benefits)	150	691	(10,235)
Net (loss) income	(93,419)	(33,904)	6,448
Less: Net loss attributable to non-controlling interests	(3,322)	(2,427)	(1,079)
Net (loss) income attributable to AirNet Technology Inc.’s shareholders	$(90,097)	$(31,477)	$7,527

Net (loss) income per ordinary share
Basic and diluted	$(0.72)	$(0.25)	$0.06

Net (loss) income per ADS
Basic and diluted.	$(7.17)	$(2.50)	$0.60

Weighted average shares used in calculating net loss per ordinary share
Basic and diluted	125,653,175	125,664,777	125,795,606

Weighted average ADS used in calculating net loss per ADS
Basic and diluted	12,565,318	12,566,478	12,579,561

The accompanying notes are an integral part of these consolidated financial statements.

AIRNET TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(In U.S. dollars in thousands)

	For the years ended December 31,
	2018	2019	2020
Net (loss) income	$(93,419)	$(33,904)	$6,448
Other comprehensive (loss) income, net of tax of nil:
Foreign currency translation adjustment	(2,974)	381	(384)

Comprehensive (loss) income	(96,393)	(33,523)	6,064
Less: comprehensive loss attributable to non-controlling interests	(2,156)	(2,427)	(1,079)

Comprehensive (loss) income attributable to AirNet Technology Inc.’s shareholders	$(94,237)	$(31,096)	$7,143

The accompanying notes are an integral part of these consolidated financial statements.

AIRNET TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In U.S. dollars in thousands, except share and per share data)

							Total
	Ordinary shares		Additional			Accumulated other	AirNet Technology Inc.’s	Non-
	Shares	Amount	paid-in capital	Treasury stock	Accumulated deficits	comprehensive income (loss)	shareholders’ equity	controlling interests	Total Equity (Deficit)
Balance as of January 1, 2018	125,629,779	$128	$286,739	$(2,351)	$(172,318)	$35,451	$147,649	$(23,970)	$123,679
Share issued to Ascent Investor Relations LLC	34,998	0.03	18	-	-	-	18	-	18
Share-based compensation	-	-	45	-	-	-	45	-	45
Capital withdraw from non-controlling interests	-	-	(1,131)	-	-	-	(1,131)	(9,055)	(10,186)
Subscription receivables from NCI	-	-	-	-	-	-	-	(1,969)	(1,969)
Foreign currency translation adjustment	-	-	-	-	-	(4,140)	(4,140)	1,166	(2,974)
Net loss	-	-	-	-	(90,097)	-	(90,097)	(3,322)	(93,419)
Acquisition of additional equity interest in a subsidiary from the non-controlling interest	-	-	(945)	-	-	-	(945)	150	(795)

Balance as of December 31, 2018	125,664,777	$128	$284,726	$(2,351)	$(262,415)	$31,311	$51,399	$(37,000)	$14,399
Share-based compensation	-	-	161	-	-	-	161	-	161
Foreign currency translation adjustment	-	-	-	-	-	381	381	-	381
Net loss	-	-	-	-	(31,477)	-	(31,477)	(2,427)	(33,904)
Balance as of December 31, 2019	125,664,777	128	284,887	(2,351)	(293,892)	31,692	20,464	(39,427)	(18,963)
Shares issued for purchase of equipment	23,876,308	24	2,507	-	-	-	2,531	-	2,531
Share-based compensation	-	-	186	-	-	-	186	-	186
Capital contribution non-controlling	-	-	1,299	-	-	-	1,299	150	1,449
Foreign currency translation adjustment	-	-	-	-	-	(384)	(384)	-	(384)
Disposal of subsidiaries							-	7,375	7,375
Net (loss) income	-	-	-	-	7,527	-	7,527	(1,079)	6,448
Balance as of December 31, 2020	149,541,085	152	288,879	(2,351)	(286,365)	31,308	31,623	(32,981)	(1,358)

The accompanying notes are an integral part of these consolidated financial statements.

AIRNET TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars in thousands)

	For the years ended December 31,
	2018	2019	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(93,419)	$(33,904)	$6,448

Adjustments to reconcile net income/(loss) to net cash used in operating activities:
Bad debt provisions	11,912	7,184	412
Depreciation and amortization	1,560	1,018	1,334
Amortization of right-of-use asset	-	860	946
Impairment of fixed assets, prepaid equipment cost and intangible assets	564	-	-
Share-based compensation	45	161	186
Loss from and impairment on long-term investments	52,337	2,703	2,947
Loss on disposal of property and equipment	-	89	13
Impairment loss on inventory	657	322	-
Cost of non-deductible input VAT that generated in prior years	-	10,998	1,318
Gain on fair value change of earn-out provision	(1,653)	-	-
Other income on concession payable waived	(12,318)	(4,053)	(563)
Other income on disposal of subsidiaries	-	-	(8,974)
Income tax benefit due to reverse of UTP	-	-	(11,065)
Write off of long-term deposit not refundable	359	-	-

Changes in assets and liabilities
Accounts receivable	1,361	(608)	(1,717)
Prepaid concession fees	5,056	500	724
Other current assets	4,541	(2,462)	(606)
Long-term deposits	4,171	121	499
Other non-current assets	1,210	-	-
Amount due from related parties	934	(10)	1
Accounts payable	7,751	1,866	1,075
Accrued expenses and other current liabilities	(3,693)	(134)	141
Deferred revenue	757	850	(327)
Amount due to related parties	-	30	821
Income tax payable	(1,515)	496	1,391
Lease liabilities	-	(943)	(559)
Other noncurrent liabilities	(391)	-	-
Net cash used in operating activities	(19,774)	(14,916)	(5,555)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(3,616)	(2,805)	(83)
Acquisition of equity interests from non-controlling shareholders	(302)	-	-
Proceeds from disposal of equity investment	22,640	7,245	-
Proceeds from disposal of subsidiaries	-	-	435
Collection of loan to third parties	1,374	-	-
Net cash provided by investing activities	20,096	4,440	352

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash received from short-term loan	6,339	5,941	5,217
Cash repaid for short-term loan	-	(11,882)	-
Cash received from long-term loan	2,868	-	-
Cash repaid for long-term loan	-	(145)	(145)
Cash received from loan due to related parties	-	2,898	-
Cash repaid for loan due to related parties	-	-	(1,849)
Capital contribution from non-controlling interest	-	-	1,449
Financing received from the third parties	-	-	14,492
Capital withdraw by non-controlling shareholder	(10,902)	(1,135)	-
Net cash (used in) provided by financing activities	(1,695)	(4,323)	19,164

Effect of exchange rate changes	(1,560)	219	690

Net (decrease)increase in cash, cash equivalents and restricted cash	(2,933)	(14,580)	14,651
Cash, cash equivalents and restricted cash, at beginning of year	18,472	15,539	959
Cash, cash equivalents and restricted cash, at end of year	$15,539	$959	$15,610

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income tax paid	$1,665	$194	$16
Interests paid	$2,443	$513	$326

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES:
Share issuance for purchase of property and equipment	$-	$-	$2,531
Dividend from a RPT to settle the payable to that RPT	-	-	679
Payable for purchase of property and equipment	$103	$(462)	$-
Payable of acquisition of non-controlling interests	$524	$-	$-
Payable of capital withdraw from non-controlling interest	$758	$-	$-
Recognition of right-of-use and lease payment liability	$-	$2,308	$59

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows:

	As of December 31,
	2018	2019	2020
Cash and cash equivalents	$15,536	$958	$283
Restricted cash	3	1	15,327
Total cash, cash equivalents and restricted cash	$15,539	$959	$15,610

The accompanying notes are an integral part of these consolidated financial statements.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In U.S. dollars in thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Introduction of the Group

AirNet Technology Inc. (Formerly known as “AirMedia Group Inc.”) (“AirNet” or the “Company”) was incorporated in the Cayman Islands on April 12, 2007.

AirNet, its subsidiaries, its variable interest entities (“VIEs”) and VIEs’ subsidiaries (collectively the “Group”) operate its out-of-home advertising network, primarily air travel advertising network, in the People’s Republic of China (the “PRC”).

The Group provides advertising time slots in the form of digital TV screens on airplanes, and media contents display in air travel. Collaborating with the Group’s partners, AirNet serves airline travelers with interactive entertainment and a coverage of breaking news, and furnishes corporate clients with advertisements tailored to the perceptions of the travelers.

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In U.S. dollars in thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

Introduction of the Group - continued

As of issuance date of this report, details of the Company’s subsidiaries, VIEs and VIEs’ subsidiaries are as follows:

	Date of		Percentage
	incorporation/	Place of	of legal
Name	acquisition	incorporation	ownership
Intermediate Holding Company:

Broad Cosmos Enterprises Ltd. (“Broad Cosmos”)	June 26, 2006	British Virgin Islands (“BVI”)	100%

AirNet International Limited (Formerly AirMedia International Limited) (“AirNet International”)	July 14, 2007	BVI	100%

AirNet (China) Limited (Formerly AirMedia (China) Limited) (“AN China”)	August 5, 2005	Hong Kong	100%

Subsidiaries:

Yuehang Chuangyi Technology (Beijing) Co., Ltd. (Formerly AirMedia Technology (Beijing) Co., Ltd.) (“Chuangyi Technology”)	September 19, 2005	the PRC	100%

Shenzhen Yuehang Information Technology Co., Ltd. (Formerly Shenzhen AirMedia Information Technology Co., Ltd.) (“Shenzhen Yuehang”)	June 6, 2006	the PRC	100%

Xi’an Shengshi Dinghong Information Technology Co., Ltd. (Formerly Xi’an AirMedia Chuangyi Technology Co., Ltd.) (“Xi’an Shengshi”)	December 31, 2007	the PRC	100%

VIEs:

Beijing Linghang Shengshi Advertising Co., Ltd. (Formerly Beijing AirMedia Shengshi Advertising Co., Ltd.) (“Linghang Shengshi”)	August 7, 2005	the PRC	N/A

Wangfan Tianxia Network Technology Co., Ltd.(“Iwanfan”)	May 6, 2016	the PRC	N/A

Yuehang Sunshine Network Technology Group Co., Ltd. (Formerly AirMedia Online Network Technology Co., Ltd.) (“AirNet Online”)	April 30, 2015	the PRC	N/A

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In U.S. dollars in thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

Introduction of the Group - continued

	Date of		Percentage
	incorporation/	Place of	of legal
Name	acquisition	incorporation	ownership
VIEs’ subsidiaries:

Beijing Yuehang Digital Media Advertising Co., Ltd. (“Beijing Yuehang”)	January 16, 2008	the PRC	N/A

Beijing AirNet Pictures Co., Ltd. (Formerly Beijing AirMedia Film & TV Culture Co., Ltd.) (“AirNet Pictures”)	September 13, 2007	the PRC	N/A

Wenzhou Yuehang Advertising Co., Ltd. (Formerly Wenzhou AirMedia Advertising Co., Ltd.) (“Wenzhou Yuehang”)	October 17, 2008	the PRC	N/A

Beijing Dongding Gongyi Advertising Co., Ltd. (“Dongding”)	February 1, 2010	the PRC	N/A

Guangzhou Meizheng Online Network Technology Co., Ltd. (Formerly Guangzhou Meizheng Advertising Co., Ltd.) (“Guangzhou Meizheng”)	May 17, 2013	the PRC	N/A

Air Esurfing Information Technology Co., Ltd. (Formerly Beijing AirMedia Tianyi Information Technology Co., Ltd.) (“Air Esurfing ”)	September 25, 2013	the PRC	N/A

Wangfan Linghang Mobile Network Technology Co., Ltd. (Formerly AirMedia Mobile Network Technology Co., Ltd. (“Linghang”)	April 23, 2015	the PRC	N/A

Beijing Wangfan Jiaming Pictures Co., Ltd. (Formerly Beijing AirMedia Jiaming Film & TV Culture Co., Ltd.) (“Wangfan Jiaming”)	December 31, 2015	the PRC	N/A

Meizheng Network Information Technology Co., Ltd. (“Meizheng Network”)	August 8, 2016	the PRC	N/A

Beijing Wangfan Jiaming Advertising Co., Ltd. (Formerly Beijing AirMedia Jiaming Advertising Co., Ltd.) (“Jiaming Advertising”)	January 1, 2007	the PRC	N/A

Shandong Airmedia Cheweishi Network Technology Co., Ltd. (Formerly Shandong Airmedia Car Safety Technology Co., Ltd.) (“Shangdong Cheweishi”)	July 21, 2016	the PRC	N/A

Dingsheng Ruizhi (Beijing) Investment Consulting Co., Ltd. (“Dingsheng Ruizhi”)	May 25, 2016	the PRC	N/A

Yuehang Zhongying E-commerce Co., Ltd. (“Zhongying”)	May 17, 2018	the PRC	N/A

Beijing Airport United Culture Media Co., Ltd. (“Airport United”)	June 19, 2018	the PRC	N/A

Yuehang Sunshine (Beijing) Asset Management Co., Ltd. (“Yuehang Asset”)	January 18, 2019	the PRC	N/A

Air Joy Media Private Limited (“Air Joy”)	November 15, 2019	Singapore	N/A

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

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

One of the Company’s subsidiary, AN China, the 100% shareholder of Chuangyi Technology, Shenzhen Yuehang, and Xi’an Shengshi, has been engaged in the advertising business in Hong Kong since September 2008.

The Group conducts substantially all of its activities through VIEs, i.e. Linghang Shengshi, Iwanfan and AirNet Online, and the VIEs’ subsidiaries. The VIEs have entered into the following series of agreements with Chuangyi Technology:

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

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In U.S. dollars in thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

The VIE arrangements - continued

•	Technology development agreement: VIEs exclusively engaged Chuangyi Technology to provide technology development services. Chuangyi Technology owns the intellectual property rights developed in the performance of these agreements. Except for AirNet Online, the VIEs pay to Chuangyi Technology annual service fees in the amount that guarantee that the VIEs can achieve, after deducting such service fees payable to Chuangyi Technology, a net cost-plus rate of no less than 0.5% in the case of Linghang Shengshi, and Jiaming Advertising, which final rate should be determined by Chuangyi Technology. It is at Chuangyi Technology’s sole discretion that the rate and amount of fees ultimately charged the VIEs under these agreements are determined. The “net cost-plus rate” refers to the operating profit as a percentage of total costs and expenses of a certain entity. The technology development fees for each given year payable by AirNet Online to Chuangyi Technology under AirNet Online’s technology development agreement shall be determined by AirNet Online and Chuangyi Technology at the first month of such year taking into account several factors. Those factors include the credential of the team of Chuangyi Technology that provides services to AirNet Online, the number of service hours, the nature and value of the services provided by Chuangyi Technology, the extent to which Chuangyi Technology provides patent or other license to AirNet Online in its provision of technology development service and the correlation between AirNet Online’s results of operations and the technology development service provided by Chuangyi Technology. In the event Chuangyi Technology finds it necessary to make subsequent adjustment to the amount of fees, AirNet Online shall negotiate in good faith with Chuangyi Technology to determine the new fee. The technology development agreements are effective for ten years and such terms is automatically renewed upon its expiry unless either party informs the other party of its intention of no extension at least twenty days prior to the expiration of the agreements.

•	Exclusive Technology Consultation and Service Agreement: AirNet Online exclusively engages Chuangyi Technology to provide consultation services in relation to management, training, marketing and promotion. AirNet Online agrees to pay to Chuangyi Technology the amount of annual service fees as determined by Chuangyi Technology. In the event Chuangyi Technology finds it necessary to make subsequent adjustment to the amount of fees, AirNet Online shall negotiate in good faith with Chuangyi Technology to determine the new fees. The exclusive technology consultation and service agreement remains effective for ten years and such term may be reviewed by Chuangyi Technology’s written confirmation prior to the expiration of the agreement term.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In U.S. dollars in thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

The VIE arrangements - continued

•	Call option agreement : Under the call option agreements between Chuangyi Technology and the shareholders of Linghang Shengshi, Beijing Yuehang and Jiaming Advertising, the shareholders of those VIEs irrevocably granted Chuangyi Technology or its designated third party an exclusive option to purchase from the VIEs’ shareholders, to the extent permitted under PRC law, all the equity interests in the VIEs, as the case may be, for the minimum amount of consideration permitted by the applicable law without any other conditions. Under the call option agreements between Chuangyi Technology and the shareholders of AirNet Online, the shareholders of AirNet Online irrevocably granted Chuangyi Technology or its designated third party an exclusive option to purchase from the shareholders of AirNet Online, to the extent permitted under PRC law, all the equity interests in AirNet Online, as the case may be. To the extent the applicable PRC law does not require the valuation of the subject equity interests and does not otherwise restrict the purchase price for such equity interests, such purchase price shall equal the amount of actual payment made by the respective shareholders of AirNet Online with respect to the equity interests whether in the form or share capital injection or secondary purchase price. If and where the applicable PRC law requires the valuation of the subject equity interests or otherwise has restrictions on the purchase price for such equity interests, such purchase price shall equal the minimum amount of consideration permitted by the applicable law. In addition, under these agreements (except for the call option agreements between Chuangyi Technology and the shareholders of AirNet Online), Chuangyi Technology has undertaken to act as guarantor of VIEs in all operations-related contracts, agreements and transactions and commit to provide loans to support the business development needs of VIEs or if the VIEs suffer operating difficulties, provided that the relevant VIE’s shareholders satisfy the terms and conditions in the call option agreements. Under PRC laws, to provide an effective guarantee, a guarantor needs to execute a specific written agreement with the beneficiary of the guarantee. As Chuangyi Technology has not entered into any written guarantee agreements with any third-party beneficiaries to guarantee the VIEs’ performance obligations to these third parties, none of these third parties can demand performance from Chuangyi Technology as a guarantor of the VIEs’ performance obligations. The absence of a written guarantee agreement, however, does not affect the conclusion that the Group is the primary beneficiary of the VIEs and in turn should consolidate the financials of the VIEs. The term of each call option agreement is ten years and such terms can be renewed upon expiration at Chuangyi Technology’s sole discretion.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In U.S. dollars in thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

The VIE arrangements - continued

•	Equity pledge agreement: Under the equity pledge agreements between Chuangyi Technology and the shareholders of the Group’s VIEs other than AirNet Online, the shareholders of those VIEs pledged all of their equity interests, including the right to receive declared dividends, in those VIEs to Chuangyi Technology to guarantee those VIEs’ performance of their obligations under the technology support and service agreement and the technology development agreement. Under the equity pledge agreements between Chuangyi Technology and the shareholders of AirNet Online, the shareholders of AirNet Online pledged all of their equity interests, including the right to receive declared dividends, in AirNet Online to Chuangyi Technology to guarantee the performance by AirNet Online of its obligations under its call option agreement and its exclusive technology consultation and service agreement. If the VIEs fail to perform their obligations set forth in the applicable agreements, Chuangyi Technology shall be entitled to exercise all the remedies and powers set forth in the provisions of the applicable equity pledge agreements. Those agreements remain effective for as long as the technology support and service agreements and technology development agreement are effective, or, in the case of AirNet Online, until two years after the term of the obligations under the call option agreement and exclusive technology consultation and service agreement.

•	Authorization letter: Each shareholder of the VIEs has executed an authorization letter to authorize Chuangyi Technology to exercise certain of its rights, including voting rights, the rights to enter into legal documents and the rights to transfer any or all of its equity interest in the VIEs. The authorization letters by the shareholders of the Group’s VIEs other than AirNet Online will remain effective during the operating periods of the respective VIEs. Such authorization is effective for ten years and such term is renewed upon its expiry at Chuangyi Technology’s sole discretion. The authorization letters by the shareholders of AirNet Online will remain effective for as long as the respective parties remain shareholders of AirNet Online unless terminated earlier by Chuangyi Technology or the call option agreement with respect to AirNet Online is terminated prior to its expiration.

Through the above contractual arrangements, Chuangyi Technology has obtained 100% of shareholders’ voting interest in the VIEs, has the right to receive all dividends declared and paid by the VIEs and may receive substantially all of the net income of the VIEs through the technical support and service fees as determined by Chuangyi Technology at its sole discretion. Accordingly, the Group has consolidated the VIEs because the Group believes, through the contractual arrangements, (1) Chuangyi Technology could direct the activities of the VIEs that most significantly affect its economic performance and (2) Chuangyi Technology could receive substantially all of the benefits that could be potentially significant to the VIEs. Other than the contractual arrangements described above, because the management and certain employees of Chuangyi Technology also serve in the VIEs as management or employees, certain operating costs paid by Chuangyi Technology, such as payroll costs and office rental, were re-charged to the VIEs.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

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

In addition, if the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the PRC government could:

•	revoke the business and operating licenses of the Group’s PRC subsidiaries and affiliates;

•	discontinue or restricting the Group’s PRC subsidiaries’ and affiliates’ operations;

•	impose conditions or requirements with which the Group or its PRC subsidiaries and affiliates may not be able to comply; or

•	require the Group or its PRC subsidiaries and affiliates to restructure the relevant ownership structure or operations;

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

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

The following financial statement information for AirNet’s VIEs were included in the accompanying consolidated financial statements, presented net of intercompany eliminations, as of and for the years ended December 31:

	As of December 31,
	2019	2020
Total current assets	$38,697	$55,850
Total non-current assets	58,603	56,292

Total assets	97,300	112,142

Total current liabilities	107,563	107,221
Total non-current liabilities	3,121	2,608

Total liabilities	$110,684	$109,829

	For the years ended December 31,
	2018	2019	2020
Net revenues	$24,546	$26,022	$23,434
Net (loss) income	(86,344)	(30,972)	7,672
Net cash used in operating activities	(19,100)	(14,813)	(5,681)
Net cash provided by investing activities	20,113	4,440	352
Net cash (used in) provided by financing activities	(1,695)	(4,323)	19,164

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In U.S. dollars in thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Risks in relation to the VIE structure - continued

The VIEs contributed an aggregate of 100.0%, 100.0% and 100.0% of the consolidated net revenues for the years ended December 31, 2018, 2019 and 2020, respectively. As of December 31, 2019 and 2020, the VIEs accounted for an aggregate of 99.6% and 97.4%, respectively, of the consolidated total assets, and 94.9% and 94.3%, respectively, of the consolidated total liabilities.

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

(b)	Going concern

The Group has a history of operating losses and negative operating cash flows and has negative working capital of $55,193 as of December 31, 2020. These conditions raise substantial doubt about the Group’s ability to continue as a going concern.

The Group plans to restructure their business by selling the air travel media network business to its CEO, Mr. Man Guo, and then focus on cryptocurrency mining. The sale of the air travel media network business has not been determined as of the date of the issuance of these financial statements. The Group issued 23,876,308 ordinary shares to purchase computer servers valued at $2,531 on December 30, 2020. These computer servers were placed in service in January 2021. On February 4, 2021, the Group issued 28,412,806 ordinary shares to purchase additional computer servers valued at $5,540. These computer servers were placed in service in April 2021.

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(g)	Fair value of financial instruments

The Group’s financial instruments include cash, accounts receivable, amount due from related parties, amount due to related parties and accounts payable. The Group did not have any other financial assets and liabilities or nonfinancial assets and liabilities that are measured at fair value on recurring basis as of December 31, 2019 and 2020.

The Group’s financial assets and liabilities measured at fair value on a non-recurring basis include equity investment and long-lived assets based on level 2 or 3 inputs.

(h)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid deposits which are unrestricted as to withdrawal or use, and which have original maturities of three months or less when purchased.

(i)	Restricted cash

Restricted cash consists of certificates of deposits pledged for loans from third parties. As of December 31, 2020, the pledged amount was $15,326 and $1 for a litigation matter as disclosed in Note 19 (b). The pledged amount for certificated deposits of $15,326 was financed from proceeds received from two third parties under a short-term loan arrangement. In March 2021 the Company repaid $7,663 to one of the third parties.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(j)	Property and equipment, net

Property and equipment are carried at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Digital display network equipment	5 years
Furniture and fixture	5 years
Computer and office equipment	3-5 years
Vehicle	5 years
Software	5 years
Office property	40 years
Leasehold improvement	Shorter of the term of the lease or the estimated useful lives of the assets

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

(k)	Impairment of long-lived assets

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

As of December 31, 2020, the net carrying amount of long-lived assets consisted of right of use asset of $683 and property and equipment of $12,883. The property and equipment mainly included office building located in the center of Beijing of $10,246, leasehold improvement of $624, digital display network equipment of $740, and office equipment and furniture of $1,273.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(l)	Long-term investments

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

(m)	Leases

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

At the commencement date, the Group recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate for the same term as the underlying lease. The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All right-of-use assets are reviewed for impairment. No impairment for right-of-use lease assets as of December 31, 2020.

The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

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

The Group’s revenues are mainly derived from selling advertising time slots on the Group’s advertising networks. For the years ended December 31, 2018, 2019 and 2020, the advertising revenues were generated from air travel media network including digital TV screens on airlines, gas station media network and other media network such as on-train and on long-haul bus Wi-Fi.

Revenue by service categories

	For the years ended December 31,
	2018	2019	2020
Revenues from operations:
Air Travel Media Network	$22,212	$25,954	$23,474
Gas Station Media Network	413	-	-
Other Media	2,151	271	72
	$24,776	$26,225	$23,546

Air Travel Media Network: Revenues are generated from advertising and programming on airplanes. There are also other revenues from the display of media content in air travel.

For the advertising business, the Group typically signs standard contracts with its advertising clients, who require the Group to run the client’s advertisements for a fixed fee on airlines the Group’s contracts with for a specified time period. The Group recognizes advertising revenues ratably over the service period for which the advertisements are displayed, so long as collection remains probable.

The Group also generates revenue from programs that are run on airlines for a period of time. The Group signs standard contracts with the customer who has the copyright of movies or TV programs and requires the Group to play the program for a fixed fee on airlines for a specified time The Group recognizes program display revenues ratably over the performance period for which the program is played, so long as collection remains probable.

Gas Station Media Network: Through gas station media network, the Group sells advertising time slots through digital TV screens in gas stations. The Group signs fixed fee contracts with the end customers or agencies to run an advertisement for a specified period at specified gas stations. The revenue is recognized on a straight-line basis over the period the advertisement is displayed. This business was ceased in 2018 and no revenue was generated subsequent to 2018.

Other Media: Through other media network such as on-train and on long-haul bus Wi-Fi network and self-owned and third parties’ public accounts, the Group provides Wechat public account promotion and advertising and promotion articles publishing services. For the public account promotion business, the passengers in the trains could connect to Wi-Fi for free via the Group’s Wi-Fi equipment after registered as a member to that public account as a follower in WeChat. The Group charges a fix rate per new member and collects service fee from the client who owns the public accounts.

For the advertising and promotion articles publishing business, the group has developed a public accounts pool which have already accumulated hundreds and thousands of registered users (there are both self-owned and third parties’ public accounts). Wechat public account promotion through on long-haul bus Wi-Fi network and on-train Wi-Fi network was ceased in 2018 and 2019, respectively, and no revenue was generated from Wechat public account promotion through Wi-Fi network in following years. The Group still generated immaterial revenue in other self-owned and third parties’ public accounts.

Deferred revenue

Prepayments from customers for advertising service are deferred when corresponding performance obligation is not satisfied and recognized as revenue when the advertising services are rendered. The balance of deferred revenue as of December 31, 2020 is $2,589, the majority of which is $1,735 for the unsatisfied performance obligation with two customers with contracts amount of $1,839.

Nonmonetary exchanges

The Group occasionally exchanges advertising time slots and locations with other entities for assets or services, such as equipment and other assets. The amount of assets and revenue recognized is based on the fair value of the advertising provided or the fair value of the transferred assets, whichever is more readily determinable. In 2019, the Group provided advertising time slots and locations to SINOPEC Yijie Sales Co., Ltd. (“Yijie”) as a part of settlement of the concession fee due to Yijie and recognized revenue of $792. In addition, the Group provided gas station display network equipment to settle the concession fee of $3,678 due to Yijie.

In 2019 the Group also entered into a contract with Beijing Kingsoft Co., Ltd.(“Kingsoft”) to provide advertising services in exchange for office software and recognized revenue of $431. As of December 31, 2019, the Group has received the office software and accounted it as property and equipment, while a deferred revenue was accrued in the meantime as the agreed advertising services has not been provided. As of December 31, 2020, the advertising services have not been provided as Kingsoft did not require the advertising service considering the low efficiency of advertisement due to the impact from COVID-19. No direct costs are attributable to the revenues. There were no revenue recognized for nonmonetary transactions for the years ended December 31, 2018 and 2020.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(o)	Value Added Tax (“VAT”)

The Company’s PRC subsidiaries are subject to value-added taxes at a rate of 6% on revenues and paid after deducting input VAT on purchases. The net VAT balance between input VAT and output VAT is reflected in the account as input VAT receivable or other taxes payable. The Group’s gross revenue is presented net of VAT. As of December 31, 2020, the Group assessed the recoverability of estimated input VAT that was generated in prior year and recognized a cost of non-deductible input VAT that was generated in prior years of $1,318 for the year ended December 31, 2020.

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

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(r)	Advertising costs

The Group expenses advertising costs as incurred. Total advertising expenses were $623, $622 and $201 for the years ended December 31, 2018, 2019 and 2020, respectively, and have been included as part of selling and marketing expenses.

(s)	Foreign currency translation

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

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(t)	Income taxes

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

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2020, the Group had no uncertain tax positions that if recognized would affect the annual effective tax rate.

The Group is not currently under examination by any income taxing authority, nor has it been notified of an impending examination. As of December 31, 2020, tax years 2016 to present are subject to examination by the tax authorities.

(u)	Share-based payments

Share-based payment transactions with employees are measured based on the grant date fair value of the equity instrument issued, and recognized as compensation expenses over the requisite service periods based on a straight-line method, with a corresponding impact reflected in additional paid-in capital.

Share-based payment transactions with non-employees are measured based on the fair value of the options on the measurement date as of each reporting date and recognized as expense over the requisite service periods on a straight-line method subject to adjustments in fair value, with a corresponding impact reflected in additional paid-in capital.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(v)	Comprehensive (loss) income

Comprehensive (loss) income includes net (loss) income and foreign currency translation adjustments and is presented net of tax. The tax effect is nil for the three years ended December 31, 2018, 2019 and 2020 in the consolidated statements of comprehensive (loss) income.

(w)	Allowance of doubtful accounts

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

(x)	Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and accounts receivable. The Group places their cash with financial institutions with high-credit rating and quality in China. For the years ended December 31, 2019 and 2020, there are four and two customers accounting for 10% or more of total revenue, respectively. As of December 31, 2019 and 2020, there are one and three customer accounting for 10% or more of total accounts receivables, respectively.

(y)	Net income(loss) per share

Basic net income (loss) per share are computed by dividing net income(loss) attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. Diluted net income(loss) reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Potential common shares in the diluted net income(loss)per share computation are excluded in periods of losses, as their effect would be anti-dilutive.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In U.S. dollars in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(z)	Recent issued accounting standards

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments – Credit Losses”, which will require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Subsequently, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, to clarify that receivables arising from operating leases are within the scope of lease accounting standards. Further, the FASB issued ASU No. 2019-04, ASU 2019-05, ASU 2019-10, ASU 2019-11 and ASU 2020-02 to provide additional guidance on the credit losses standard. The Group meet the definition of “Smaller Reporting Company” as defined by the SEC. For all other entities (including Smaller Reporting Company), the amendments for ASU 2016-13 are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, with early adoption permitted. Adoption of the ASUs is on a modified retrospective basis. The Group does not expect the adoption of these amendments to have a material impact on the consolidated financial position and results of operations.

Recently issued ASUs by the FASB, except for the ones mentioned above, and are not expected to have a material impact on the Group’s consolidated results of operations or financial position.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

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

The Group primarily operates in the PRC and substantially all of the Group’s long-lived assets are located in the PRC.

4.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consists of the following:

	As of December 31,
	2019	2020
Accounts receivable, gross	$13,858	$14,195
Less: Allowance for doubtful accounts	(5,437)	(3,797)
Accounts receivable, net	$8,421	$10,398

Movement of allowance for doubtful accounts is as follows:

	For the years ended December 31,
	2018	2019	2020
Beginning of year	$4,591	$5,486	$5,437
Addition	1,184	113	524
Reverse	-	(93)	(144)
Disposal of subsidiaries	-	-	(2,276)
Exchange rate adjustment	(289)	(69)	256
End of year	$5,486	$5,437	$3,797

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In U.S. dollars in thousands, except share and per share data)

5.	OTHER CURRENT ASSETS, NET

Other current assets, net, consist of the following:

	As of December 31,
	2019			2020
	Gross	Allowance	Net	Gross	Allowance	Net
Input VAT receivable(i)	$6,387	$-	$6,387	$5,162	$-	$5,162
Prepaid selling and marketing fees	272	(125)	147	292	(133)	159
Short-term deposits	4,670	-	4,670	5,110	-	5,110
Stock subscriptions receivable(ii)	-	-	-	2,531	-	2,531
Prepaid income tax	261	(188)	73	248	(201)	47
Prepaid individual income tax and other employee advances	260	(121)	139	397	(129)	268
Loans to third parties (iii)	37,769	(37,719)	50	40,391	(40,244)	147
Receivable from third party (iv)	3,705	(2,283)	1,422	5,187	(2,417)	2,770
Receivable from non-controlling interest holders	1,002	(1,002)	-	1,069	(1,069)	-
Receivable from AM Advertising and its subsidiaries (v)	22,445	(8,678)	13,767	23,947	(9,259)	14,688
Other prepaid expenses	6,375	(4,285)	2,090	6,158	(4,504)	1,654
Others	51	-	51	64	-	64

Total	$83,197	$(54,401)	$28,796	$90,556	$(57,956)	$32,600

(i)	Input VAT receivable decreased by $1,225 from $6,387 as of December 31, 2019 to $5,162 as of December 31, 2020 was mainly due to non-deductible input VAT that was generated in prior years of $1,318 which was recognized for the year ended December 31, 2020. In 2020, economy was adversely affected by the unpredictable COVID-19 and the Group expected that it would be remote to receive invoices to certify the estimated input VAT.

(ii)	On December 30, 2020, the Group issued 23,876,308 ordinary shares to purchase computer servers valued at $2,531, which are specifically designed for mining cryptocurrencies and have been subsequently transferred to the Group in January 2021.

(iii)	These third parties provide outdoor advertising services to their customers. Loans to third parties are in order to secure them to provide advertising services at prime locations to the Group. As of December 31, 2019 and 2020, the Group had balance of various loan agreements with third parties with aggregated amount of $37,769 and $40,391, respectively with the terms of one year. The interest rates were from 4.35% to 5% without any assets pledged for the years ended December 31, 2019 and 2020, respectively. As of December 31, 2019 and 2020, the bad debt allowance for loan to third parties amounted to $37,719 and $40,244, respectively.

(iv)	Receivable from third party mainly represented the concession fee deposits of Guangzhou Meizheng for the ceased operations in providing Wi-Fi services on trains that is expected to be refunded within one year and the refund receivable of concession fee from an airline company. As of December 31, 2019 and 2020, the management conducted a review on the outstanding balance and recorded bad debt provision on other current assets for which the collectability is assessed to be remote. As of December 31, 2019 and 2020, the bad debt allowance was $2,283 and $2,417, respectively.

(v)

Receivable from AM Advertising and its subsidiaries balance amounted to $22,445 and $23,947 as of December 31, 2019 and 2020, respectively. As of December 31, 2019 and 2020, $8,678 and $9,259 of bad debt allowance were made for the receivable balance, respectively. The net balance $14,688 as of December 31, 2020 represents the loan due from AM advertising to support its operations of RMB88.0 million in principal balance and RMB7.8 million in interests. See Note 19 (b) for further discussion of AM Advertising.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In U.S. dollars in thousands, except share and per share data)

6.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consist of the following:

	As of December 31,
	2019	2020
Wi-Fi and network equipment	$30,830	$32,893
Office property	10,753	11,473
Software	9,633	10,311
Digital display network equipment	6,604	7,046
Computer and office equipment	2,995	2,937
Leasehold improvement	2,413	2,556
Furniture and fixture	872	914
Vehicle	763	777
Gas station display network equipment	39,033	-
Total original costs	103,896	68,907
Less: impairment	(47,010)	(26,262)
Less: accumulated depreciation	(43,590)	(29,852)
Construction in progress	646	690
Less: impairment on construction in process	(562)	(600)

Total property and equipment, net	$13,380	$12,883

Depreciation expense for the years ended December 31, 2018, 2019 and 2020 were $1,560, $1,018 and $1,334, respectively. Impairment loss recorded for the years ended December 31, 2018, 2019 and 2020 were $564, $nil and $nil, respectively.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In U.S. dollars in thousands, except share and per share data)

7.	LONG-TERM INVESTMENTS, NET

(a)	Equity method investments, net

The Group had the following equity method investments:

	As of December 31,
	2019		2020
Name of company	Percentage of ownership	Amount	Percentage of ownership	Amount
	%		%
Beijing Eastern Media Corporation Ltd. (“BEMC”) (1)	49	$2,304	49	$1,950

Beijing Hezhong Chuangjin Investment Co., Ltd. (“Hezhong Chuangjin”) (2)	15	1,863	15	1,987

Lanmeihangbiao Tiandi Internet Investment Management (Beijing) Co., Ltd. (“LMHB”) (3)	40	177	40	189

Unicom AirNet (Beijing) Network Co., Ltd. (“Unicom AirNet”) (4)	39	11,970	39	9,894

Less: impairment on equity method investments:
Hezhong Chuangjin (2)		(1,863)		(1,987)
LMHB (3)		(177)		(189)

Equity method investments, net		$14,274		$11,844

(1)	In March 2008, the Group entered into a definitive agreement with China Eastern Media Corporation, Ltd., a subsidiary of China Eastern Group and China Eastern Airlines Corporation Limited operating the media resources of China Eastern Group, to establish a joint venture, BEMC. BEMC was incorporated on March 18, 2008 in the PRC with China Eastern Media Corporation and the Group holding 51% and 49% equity interest, respectively. BEMC obtained concession rights of certain media resources from China Eastern Group, including the digital TV screens on airplanes of China Eastern Airlines, and paid concession fees to its shareholders as consideration. The investment was accounted for using the equity method of accounting as the Group has the ability to exercise significant influence to the operation of BEMC. The Company recognized gains of $247, $562 and $197 on this investment for the years ended December 31, 2018, 2019 and 2020, respectively. In addition, BEMC distributed its retained earnings of $679 to the Group in the year 2020 which was settled by the Group’s payable to BEMC.

(2)	In May 2015, the Group, together with several other third-party companies established Hezhong Chuangjin, which mainly focuses on internet financing. The investment was accounted for using the equity method of accounting as the Group has the ability to exercise significant influence to the operation of Hezhong Chuangjin. The operation has been ceased from December 2017, and the investment has been provided full impairment as of December 31, 2017. In 2019, Hezhong Chuangjin was deregistered.

(3)	In September 2015, AirNet Online entered into an agreement with BlueFocus Wireless Internet (Beijing) Investment Management Co., Ltd. and two individual investors to establish a joint venture, LMHB. LMHB is mainly engaged in investment management of Wi-Fi platform marketing and other mobile internet industries. The investment fully impaired as of December 31, 2018.

(4)	On February 22, 2017, AirNet Online established Unicom AirNet, jointly with Unicom Broadband Online Co., Ltd. and Chengdu Haite Kairong Aeronautical Technology Co., Ltd., a wholly owned subsidiary of a listed company providing aeronautical technical services. Pursuant to a capital contribution agreement entered into by the relevant parties, AirNet Online invested RMB117.9 million in Unicom AirNet. After this transaction, AirNet Online currently holds 39% of equity interests in Unicom AirNet. The investment was accounted for using the equity method of accounting as the Group has the ability to exercise significant influence over the operations of Unicom AirNet. The Group recorded its share of the loss of Unicom AirNet of $3,281 and $2,720 for the years ended December 31, 2019 and 2020, respectively.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In U.S. dollars in thousands, except share and per share data)

7.	LONG-TERM INVESTMENTS, NET - continued

(b)	Equity investments without readily determinable fair values, net

The Group had the following equity investments without readily determinable fair values, other-than-temporary impairment of $48,663 and $51,508 was recognized as of December 31, 2019 and 2020, respectively:

	As of December 31,
	2019		2020
Name of company	Percentage of ownership	Amount	Percentage of ownership	Amount
	%		%
Zhangshangtong Air Service (Beijing) Co., Ltd. (“Zhangshangtong”) (1)	20	$387	20	$-

Beijing Zhongjiao Huineng Information Technology Co., Ltd (“Zhongjiao Huineng”) (2)	13	540	13	576

AM Advertising (3)	20	76,464	20	81,583

Less: impairment
Zhangshangtong (1)		(387)		-
Zhongjiao Huineng (2)		(540)		(576)
AM Advertising (3)		(47,736)		(50,932)

Equity investments without readily determinable fair values, net		$28,728		$30,651

(1)	In June 2010, the Group acquired 20% equity interest in Zhangshangtong Air Service (Beijing) Co., Ltd. (“Zhangshangtong”), a company established in the PRC that is mainly engaged in air tickets agency services. A full impairment loss was provided as of December 31, 2018. On June 22, 2020, the Group disposed this investment and received a consideration amounted to RMB 0.35 million. Therefore, the cost and accumulated impairment were written off as of December 31, 2020.

(2)	In January 2016, the Group acquired 13.3% equity interest in Zhongjiao Huineng, a company established in the PRC that is mainly engaged in providing WIFI and GPS service to logistic industry. A full impairment loss was provided as of December 31, 2018.

(3)	The investment in AM Advertising was accounted for using the cost method of accounting, as the Group does not have the ability to exercise significant influence to the operation from 2016. In December 2018, the Group transferred the 20.32% equity interests in AM Advertising but did not derecognized this long-term investment considering the existence of continuing involvement and more than trivial benefit owned by the Group. Meanwhile the Group determined the fair value of this investment in AM Advertising according to the transaction price received, which became the new basis of the investment. Hence, the investment impairment loss of $50,159 in AM Advertising was recorded for the year ended December 31, 2018 and the accumulated impairment was $47,736 as of December 31, 2019 and $50,932 as of December 31, 2020, due to changes from foreign currency translation adjustment. As of October 30, 2019, the Group and the transferee entered into a supplementary agreement on the outstanding amount of RMB380 million. The Group assessed that the supplementary agreement cannot trigger the derecognition of AM Advertising as of December 31, 2019 and 2020.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In U.S. dollars in thousands, except share and per share data)

8.	LEASE

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

The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Supplemental balance sheet information related to operating lease was as follows:

	As of December 31,
	2019	2020
Right-of-use assets	$1,519	$683

Lease liabilities - current	$902	$1,002
Lease liabilities - non-current	535	3
Total lease liabilities	$1,437	$1,005

The weighted average remaining lease terms and discount rates for the operating lease were as follows as of December 31, 2020:

Remaining lease term and discount rate:

Weighted average remaining lease term (years)	0.77
Weighted average discount rate	7.5%

For the years ended December 31, 2019 and 2020, the Company incurred lease expenses as follows.

	For the year ended December 31,
	2019	2020
Operating lease cost	$1,031	$989
Short-term lease cost	154	32
Total	$1,185	$1,021

Cash payments for operating lease for the years ended December 31, 2019 and 2020 were $992 and $610.

For the years ended December 31, 2018, rental expenses based on ASC 840 were $2,076.

The following is a schedule, by fiscal years, of maturities of lease liabilities as of December 31, 2020:

2021	$1,017
2022	20
Total lease payments	1,037
Less: imputed interest	(32)
Present value of lease liabilities	$1,005

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In U.S. dollars in thousands, except share and per share data)

9.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the follows:

	As of December 31,
	2019	2020
Accrued payroll and welfare	$1,444	$1,907
Other tax payable	335	284
Accrued staff disbursement	1,366	1,598
Deposit payable	241	95
Accrued professional fees	173	191
Other current liabilities (i)	840	15,996
Other accrued expenses	633	584
Payable to AM Advertising and its subsidiaries (ii)	3,512	3,747

	$8,544	$24,402

(i)	The other current liabilities mainly consist of other payables to third parties of $15,326 that was financed from two third parties for the purpose of capital turnover for operation. The cash received from the other payable to third parties of $15,326 was pledged for certificated deposits in the banks as of December 31, 2020 as the Group need to undertake the guarantee responsibility, and $7,663 therein was repaid to one of the third parties in March 2021.

(ii)	The amounts due to AM Advertising and its subsidiaries mainly represent the borrowings from AM Advertising and its subsidiaries for the purpose of operation.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In U.S. dollars in thousands, except share and per share data)

10.	INCOME TAXES

AirNet is a tax-exempted company incorporated in the Cayman Islands.

Broad Cosmos is tax-exempted company incorporated in the British Virgin Islands.

AN China is subject to Hong Kong tax law. According to Tax (Amendment) (No. 3) Ordinance 2018 published by Hong Kong government, form April 1, 2018, under the two-tiered profits tax rates regime, the profits tax rate for the first HK$2.0 million of assessable profits will be lowered to 8.25% (half of the rate specified in Schedule 8 to the Inland Revenue Ordinance (IRO)) for corporations and 7.5% (half of the standard rate) for unincorporated businesses (mostly partnerships and sole proprietorships). Assessable profits above HK$2.0 million will continue to be subject to the rate of 16.5% for corporations and standard rate of 15% for unincorporated businesses. AN China is qualified to elect the tax rate of 8.25% as it has no assessable profit in 2018, and has a small profit in 2019 and 2020.

The Group’s subsidiaries in the PRC are all subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws and regulations except for Air Joy, which was incorporated in Singapore with an income tax rate of 17% and has no assessable profit in 2020. The EIT rate for the Group’s operating in PRC was 25% with the following exceptions.

Wangfan Linghang qualified for the HNTE (entities that are qualified as “high and new technology enterprises strongly supported by the state”) at the end of 2017 and entitled to an EIT rate of 15%, expiring on December 26, 2020, and will be entitled to an EIT rate of 25% afterwards.

Air Esurfing qualified for the HNTE in 2018 and entitled to an EIT rate of 15%, expiring on September 10, 2021.

Income tax expenses (benefits) are as follows:

	For the years ended December 31,
	2018	2019	2020
Income tax expenses (benefits):
Current	$150	$691	$830
Deferred	-	-	-
Income tax benefit due to reverse of UTP	-	-	(11,065)
	$150	$691	$(10,235)

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In U.S. dollars in thousands, except share and per share data)

10.	INCOME TAXES - continued

Reconciliation between the provision for income taxes computed by applying the PRC EIT rate of 25% to income before income taxes and the actual provision of income taxes is as follows:

	For the years ended December 31,
	2018	2019	2020
Net loss before provision for income taxes	$(93,269)	$(33,213)	$(3,787)
PRC statutory tax rate	25%	25%	25%
Income tax at statutory tax rate	(23,317)	(8,303)	(947)

Expenses not deductible for tax purpose
Entertainment expenses exceeded the tax limit	132	96	48
Tax effect of impairment loss on property and equipment and intangible assets	302	-	-
Tax effect of unrealized net operating loss	-	30,854	4,481
Tax effect of other permanent differences	4,913	(856)	19
Non-taxable gain from subsidiaries disposal	-	-	(14,323)
Effect of income tax benefit due to reverse of UTP	-	-	(11,065)
Changes in valuation allowance	17,080	(22,364)	10,282
Effect of preferential tax rates granted to PRC entities	689	1,215	1,599
Effect of income tax rate change	-	(262)	(396)
Effect of income tax rate difference in other jurisdictions	351	311	67

Income tax expenses (benefits)	$150	$691	$(10,235)

Effective tax rates	(0.2)%	(2.1)%	270.3%

The principal components of the Group’s deferred income tax assets are as follows:

	As of December 31,
	2019	2020
Deferred tax assets:
Allowance for doubtful accounts	$15,341	$15,547
Amortization of intangible assets	93	726
Net operating loss carry forwards	44,350	29,572
Excess marketing and advertising expense (15%)	54	52
Impairment on inventory	80	85
Share transfer loss	-	11,836
Recognized cost of non-deductible VAT-input that generated in prior years	-	348
Total deferred tax assets	59,918	58,166

Valuation allowance	(59,918)	(58,166)

Total deferred tax assets, net	$-	$-

The Group had deferred tax assets which consisted of tax loss carry-forwards, accruals and reserves which can be carried forward to offset future taxable income. The valuation allowance provided as of December 31, 2019 and 2020 relates to the deferred tax assets generated by the Group’s VIEs. The Group’s subsidiaries in the PRC had total net operating loss carry forwards approximately of $124,324 as of December 31, 2020. The net operating loss carry forwards for the PRC subsidiaries will expire on various dates through year 2025. The Group's valuation allowance decreased by $1,752 from $59,918 as of December 31, 2019 to $58,166 as of December 31, 2020. There was $10,282 valuation allowance made during the year, decreased by $19,700 due to the disposal of subsidiaries and adjusted by $4,601 exchange rate impact and $3,065 adjustment due to different estimated income tax rate in prior years.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In U.S. dollars in thousands, except share and per share data)

10.	INCOME TAXES - continued

The Group evaluates each UTP (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. In 2018, the Group incurred penalties of $4,324 related to underpayment or delayed payment for income tax expense of previous years. A tax penalty of $2,664 was assessed for a one-year delay of income taxes owed for 2015 arising from the gain on transferring 75% equity of AM Advertising and a tax penalty of $1,660 was assessed for the unpaid income tax expense of 2016 for the deduction of bad debt allowances from taxable income before tax without attempting to enforce collections of the assets and filing a special declaration of loss in asset. After paying the penalties noted above in 2018, taxes payable as of December 31, 2018 was $11,065. The Group determined that the unpaid tax liability was an uncertain tax (“UTP”) position as it is not more likely than not to be sustained on audit if the tax authorities were to re-examine this position. The tax authorities have not re-examined this position and the statute of limitations has expired as of the end of 2020. Therefore, the UTP was eliminated as a result of the lapse of the applicable statute of limitations.

The rollforward of uncertain tax position is as follows:

	As December 31,
	2018	2019	2020
Unrecognized tax benefits, beginning of year	$12,725	$11,065	$11,065
Reversal of UTP due to lapse of the applicable statute of limitations			(11,065)
Reductions related to settlement of tax matters	(1,660)	-
Unrecognized tax benefits, end of year	11,065	11,065	-

For years ending December 31, 2018, 2019 and 2020, the Group recognized no interest expense related to unrecognized tax benefits. The Group is not currently under examination by any income taxing authority, nor has it been notified of an impending examination. As of December 31, 2020, tax years 2016 to present are subject to examination by the tax authorities.

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

However, the Company’s subsidiaries located in the PRC were in a loss position and had accumulated deficit as of December 31, 2020, and the tax basis for the investment was greater than the carrying value of this investment. A deferred tax asset should be recognized for this temporary difference only if it is apparent that the temporary difference will reverse in the foreseeable future. Absent of evidence of a reversal in the foreseeable future, no deferred tax asset for such temporary difference was recorded. The Company did not record any tax on any of the undistributed earnings because the relevant subsidiaries do not intend to declare dividends and the Company intends to permanently reinvest it within the PRC.

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

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In U.S. dollars in thousands, except share and per share data)

11.	NET INCOME(LOSS) PER SHARE

The calculation of the net income (loss) per share is as follows:

	For the years ended December 31,
	2018	2019	2020
Numerator:
Net income (loss) attributable to AirNet Technology Inc.’s ordinary shareholders	$(90,097)	$(31,477)	$7,527

Denominator:
Weighted average ordinary shares outstanding used in computing net loss per ordinary share
Basic and diluted (i)	125,653,175	125,664,777	125,795,606
Weighted average shares used in calculating loss per ADS
Basic and diluted	12,565,318	12,566,478	12,579,561

Net loss per ordinary share
Basic and diluted	$(0.72)	$(0.25)	$0.06

Net loss per ADS (ii)
Basic and diluted	$(7.17)	$(2.50)	$0.60

(i)

On December 30, 2020, the Company entered into an investment agreement (the “Agreement”) with Unistar Group Holdings Ltd. (“Unistar”), an unaffiliated party of the Company. Pursuant to the Agreement, the Company has agreed to issue 23,876,308 ordinary shares (each a “Share”), or approximately 19 % of the Company’s currently outstanding ordinary shares, to Unistar, in exchange for the delivery and transfer by Unistar to the Company of 500 computer servers specifically designed for mining cryptocurrencies. The computer servers were valued at $2,531, representing a per Share consideration of US$0.106, or US$1.06 per American depositary share of the Company (each representing ten ordinary shares).

(ii)	On March 29, 2019, AirNet Technology Inc., JPMorgan Chase Bank, as depositary, and all holders from time to time of American Depositary Shares entered into Amended and Restated Deposit Agreement to combine original 5 ADSs to 1 ADSs. After the agreement is executed, 1 ADS amounted to $0.01 par value represents 10 ordinary shares amounted to 0.001 per share par value. The Group presents net income (loss) attributable to AirNet Technology Inc.’s ordinary shareholders per ADS by retrospectively adjusting to all periods presented.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In U.S. dollars in thousands, except share and per share data)

12.	SHARE BASED PAYMENTS

2012 Share incentive plan

In 2012 the Group created the 2012 Share Incentive Plan (the “Plan”) which provides for 6,000,000 ordinary shares options to be granted to employees and directors. Share options under this Plan may vest over a service period, performance condition or market condition, as specified in each award. Share options expire 5 years from the grant date.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In U.S. dollars in thousands, except share and per share data)

12.	SHARE BASED PAYMENTS - continued

The following summary of stock option activities for the year ended December 31, 2020:

	Outstanding Options
		Weighted average exercise	Weighted average	Weighted average remaining	Aggregate
	Number of	price	grant-date	contractual	intrinsic
	options	per option	fair value	terms	value
Outstanding as of January 1, 2020	9,883,440	$0.66	$0.61	2.65	$3,324
Granted	-	-	-	-	-
Exercised	-	-	-	-	-
Forfeited	(133,330)	0.24	0.24	-	-
Expired	(3,210,110)	1.14	1.14	-	-

Outstanding as of December 31, 2020	6,540,000	$0.44	$0.35	2.53	$-
Options vested and expected to vest as of December 31, 2020	6,540,000	$0.44	$0.35	2.53	$-

Options exercisable as of December 31, 2020	4,152,490	$0.53	$0.53	2.20	$-

The total intrinsic value of options exercised during the years ended December 31, 2018, 2019 and 2020 were nil, nil and nil respectively. The Group recorded share-based compensation of $45, $161 and $186 for the years ended December 31, 2018, 2019 and 2020, respectively. There was $251 of total unrecognized compensation expense related to unvested share options granted as of December 31, 2020, which is expected to be recognized over a weighted-average period 1.40 years on a straight-line basis.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In U.S. dollars in thousands, except share and per share data)

12.	SHARE BASED PAYMENTS – continued

(1)	Volatility

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

No options were granted during 2018 or 2020. The estimated fair value of option granted in 2019 is estimated on the date of grant using the Binomial option-pricing model with the following assumptions:

Expected volatility	39.90%
Risk-free interest rate (per annum)	2.13%
Exercise multiples	2.2
Expected dividend yield	0%
Expected term (in years)	10
Fair value of the underlying shares on the date of option grants (in US$)	1.23~1.46

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In U.S. dollars in thousands, except share and per share data)

13.	FAIR VALUE MEASUREMENT

Measured on recurring basis

The Group measured its financial assets and liabilities, including cash and cash equivalents, accounts receivable, amounts due from related parties, prepaid equipment costs, accounts payable and amounts to from related parties on a recurring basis as of December 31, 2019 and 2020.

Cash and cash equivalents and restricted cash are classified within Level 1 of the fair value hierarchy because they are valued based on the quoted market price in an active market. The carrying amounts of accounts receivable, amounts due from related parties, prepaid equipment cost and accounts payable approximate their fair values due to their short-term maturity.

Measured on non-recurring basis

The Group measured property and equipment at fair value on a nonrecurring basis. The fair value was determined using models with significant unobservable inputs (Level 3 inputs). This was based on a number of key assumptions, including, but not limited to, undiscounted future cash flows and the annual net revenue projections based on the projected levels of advertising activities during the forecast periods, all of which were classified as Level 3 in the fair value hierarchy. As a result, the Group recorded $564, nil and nil impairment charged for the years ended December 31, 2018, 2019 and 2020, respectively.

The Group measured its long-term investment in AM Advertising at fair value on a nonrecurring basis as result of the disposal transaction. The fair value was determined using the market approach (AM Advertising’s capital transaction completed as of December 31,2018 and announced to the public) with unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities (Level 2 inputs). The impairment recorded was $50,159, nil and nil for the years ended December 31, 2018, 2019 and 2020, respectively.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In U.S. dollars in thousands, except share and per share data)

14.	TREASURY SHARES AND REVERSE ADS SPLIT

Up to December 31, 2020, the Company had repurchased an aggregate of 1,306,486 ADSs from the open market for a total consideration of $17,400, of which 438,137 ADSs had been cancelled and 868,349 ADSs were recorded as treasury stock. As of December 31, 2019 and 2020, accumulated 665,121 and 665,121 ADS of treasury stock have been reissued. On April 11, 2019, upon the execution of Amended and Restated Deposit Agreement which was agreed by AIRNET TECHNOLOGY INC. and JPMorgan Chase Bank, as depositary, 5 original ADSs is combined to 1 new ADS. The Group presents the number of ADSs by retrospectively adjusting to all periods presented. There were no repurchase or cancel of ADSs during the year ended December 31, 2020.

15.	MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ income. The total contribution for such employee benefits were $3,434, $2,298 and $1,088 for the years ended December 31, 2018, 2019 and 2020, respectively.

16.	STATUTORY RESERVES

As stipulated by the relevant law and regulations in the PRC, the Group’s subsidiaries, VIEs and VIEs’ subsidiaries in the PRC are required to maintain non-distributable statutory surplus reserve. Appropriations to the statutory surplus reserve are required to be made at not less than 10% of profit after taxes as reported in the subsidiaries’ statutory financial statements prepared under the PRC GAAP. Once appropriated, these amounts are not available for future distribution to owners or shareholders. Once the general reserve is accumulated to 50% of the subsidiaries’ registered capital, the subsidiaries can choose not to provide more reserves. The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production and increase in registered capital of the subsidiaries. The Group allocated no statutory reserves during the years ended December 31, 2018, 2019 and 2020. The statutory reserves cannot be transferred to the Company in the form of loans or advances and are not distributable as cash dividends except in the event of liquidation.

17.	RESTRICTED NET ASSETS

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

As of December 31, 2019, the balance of restricted net assets was $349,549, of which $146,495 was attributed to the paid-in-capital, additional paid-in-capital and statutory reserves of the VIEs and VIEs’ subsidiaries, and $203,054 was attributed to the paid in capital, additional paid-in-capital and statutory reserves of WFOE. As of December 31, 2020, the balance of restricted net assets was $376,387, of which $159,740 was attributed to the paid-in-capital, additional paid-in-capital and statutory reserves of the VIEs and VIEs’ subsidiaries, and $216,647 was attributed to the paid in capital, additional paid-in-capital and statutory reserves of WFOE. Under applicable PRC laws, loans from PRC companies to their offshore affiliated entities require governmental approval, and advances by PRC companies to their offshore affiliated entities must be supported by bona fide business transactions.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In U.S. dollars in thousands, except share and per share data)

18.	COMMITMENTS

Concession fees

The Group has entered into concession right agreements with vendors, such as airlines. The contract terms of such concession rights are usually three to five years. The concession rights expire through 2022 and are renewable upon negotiation. Concession fees charged into statements of operations for the years ended December 31, 2018, 2019 and 2020 were $20,976, $12,302 and $10,752 respectively.

Future minimum concession fee payments under non-cancellable concession right agreements for all airlines were as follows:

Year ended December 31,
2021	$12,072
2022	10,151
2023	8,562
2024	4,506
2025	4,506
Total	$39,797

19.	CONTINGENT LIABILITIES

(a)	Approval for non-advertising content

A majority of the digital frames and digital TV screens in the Group’s network include programs that consist of both advertising content and non-advertising content. On December 6, 2007, the State Administration of Radio, Film or Television, or the SARFT, a governmental authority in the PRC, issued a Circular regarding Strengthening the Management of Public Audio-Video in Automobiles, Buildings and Other Public Areas, or the SARFT Circular. According to the SARFT Circular, displaying audio-video programs such as television news, films and television shows, sports, technology and entertainment through public audio-video systems located in automobiles, buildings, airports, bus or train stations, shops, banks and hospitals and other outdoor public systems must be approved by the SARFT. The Group intends to obtain the requisite approval of the SARFT for the Group’s non-advertising content, but the Group cannot assure that the Group will obtain such approval in compliance with this SARFT Circular, or at all.

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

As of December 31, 2020, the Group did not record a provision for these matters as management believes the possibility of adverse outcome of the matters is remote and any liability it may incur would not have a material adverse effect on its consolidated financial statements. However, it is not possible for the Group to predict the ultimate outcome and the possible range of the potential impact of failure to obtain such disclosed registrations and approvals primarily due to the lack of relevant data and information in the market in this industry in the past.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In U.S. dollars in thousands, except share and per share data)

19.	CONTINGENT LIABILITIES - continued

(b)	AM Advertising Dispute

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

As a result of the above disputes, the Group is no longer able to exercise significant influence in operating and strategic decision of AM Advertising and cannot access to AM Advertising’s financial information. Accordingly, the Group accounted its investment in AM Advertising as equity investments without readily determinable fair values (see Note 7) as of December 31, 2018, 2019 and 2020. AM Advertising and its subsidiaries are no longer related parties to the Group. As of December 31, 2016, the Group treated the provision for earnout commitment of $23,549 as contingent liability and did not record any additional provision for this matter as management believes the possibility of adverse outcome of the matter is remote and any liability it may incur would not have a material adverse effect on its consolidated financial statements.

During 2018, a memorandum of understanding and various supplemental agreements (collectively the “MoU”) were , were entered into with, among others, Longde Wenchuang and Beijing Cultural Center Construction and Development Fund (Limited Partnership), under which, among other things, Linghang Shengshi and Mr. Guo have agreed to pay or make available to AM Advertising on or prior to May 30, 2018 and further extended to September 30, 2018 and December 31, 2018 an aggregate of RMB304.5 million which was to be discounted by the following amounts (i) the RMB152.0 million profits attributable to Linghang Shengshi, Mr. Guo and Mr. Xu for the first nine months of 2015, based on a third-party pro forma audit report on AM Advertising; (ii) the loan of RMB88.0 million in principal balance and RMB7.8 million in interests; and (iii) the payment of RMB56.7 million in cash after the sale of the 20.32% equity interests in AM Advertising, which consisted of 20.18% equity interests hold by the Group and 0.14% equity interests hold by Mr. Man Guo and Mr. Qing Xu on behalf of the Group, and following the completion of the foregoing arrangements, the Group’s obligations with respect to the profit target for 2015, the earnout provision for the first nine months of 2015 and the loans between AM Advertising and Linghang Shengshi shall be deem completed. According to the aforesaid MoU, after Linghang Shengshi, Mr. Guo and Mr. Xu transfer all the equity interest of AM Advertising, they will cease to be shareholders of AM Advertising and will not be able to continuously assume the obligations in connection with the profit commitment and earn out provision as a matter of fact.

The sale of the 20.32% equity interests in AM Advertising (therein 20.18% was held by the Group) has been completed as of December 31, 2018, while the cash payment of RMB56.7 million to Longde Wenchuang and Beijing Cultural Center Construction and Development Fund (Limited Partnership) has not been paid yet by the Group as of December 31, 2020. Upon the effectiveness of MoU, the Group has written off the contingency of provision for earnout provision, and has recorded an actual payable of earnout provision in the amount of RMB152.6 million as of December 31, 2018. On June 27, 2019, Linghang Shengshi received a letter of notification from AM Advertising requiring for the immediate payment for the net settlement of RMB 56.7 million (the “Letter”) and Linghang Shengshi responded to the Letter on June 28, 2019 by urging AM Advertising to cooperate with income tax deduction. According to an independent third-party attorney’s legal opinion issued in March 2021, the MoU was still effective. As of December 31, 2020, Longde Wenchuang and Culture Center have not issued a written notice requesting the cancellation of the MoU. Therefore the Company considered the MoU was still effective as of December 31, 2020, and the aforementioned actual payable of earnout provision remained.

In January 2021, the Group was informed that two of Linghang Shengshi’s bank accounts amounted to $1 in aggregate was frozen by the court as Culture Center applied to the court regardless of the arbitration process in the CIETAC in connection with the sale by the Group of 75% equity interests in AM Advertising. The Group believes the application is non-excused as it conflicted with the arbitration proceeding already submitted by the Culture Center to the CIETAC and defended the actions by applying to the court to unfreeze Linghang Shengshi’s bank accounts. In March 2021, the Group discovered that the equity interest of AirNet Online held by Mr. Herman Man Guo and Mr. Qing Xu was frozen by the court, which was applied to the court by AM Advertising to urge all parties to settle the Transfer (the “Case”). However, the Group believes that the court has no right of jurisdiction to judge this Case as it was essentially consisted with the arbitration process in the CIETAC and would be conflicting, and the Group submitted the objection to the court. The judge of the Case has orally approved the objection and the Case will be withdrawn.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In U.S. dollars in thousands, except share and per share data)

20.	RELATED PARTY TRANSACTIONS

(a)	Details of outstanding balances with the Group’s related parties as of December 31, 2019 and 2020 were as follows:

Amount due from related parties:

		As of December 31,
Name of related parties	Relationship	2019	2020
Mambo Fiesta Limited. (1)	Shareholder of the Company	$17	$17
Shanghai Qingxuan Co., Ltd. (1)	Entity controlled by Mr. Herman Man Guo	1	1
Global Earning Pacific Ltd. (1)	Shareholder of the Company	2	2
Wealthy Environment Limited. (1)	Shareholder of the Company	1	1
AirMedia Holding Ltd. (1)	Entity controlled by Mr. Herman Man Guo	3	3
AirMedia Merger Company Ltd. (1)	Entity controlled by Mr. Herman Man Guo	3	3

		$27	$27

(1)	The amounts represent interest free advances to the related parties in a short-term basis for operation purpose.

Amount due to related parties:

		As of December 31,
Name of related parties	Relationship	2019	2020
Beijing Eastern Media Corporation Ltd.	Equity method investment	$254	$-
Mrs. Dan Shao (1)	Principal Shareholder	2,873	1,531

		$3,127	$1,531

(1)	As of December 31, 2019 and 2020, the Company had amount due to Mrs. Dan Shao of $2,873 and $1,531, respectively, representing a loan with annualized interest rate of 16.8% and 21.6%, respectively, on a short-term basis for the Company’s use in operations. The balance as of December 31, 2020 has been repaid to Mrs. Dan Shao in January 2021.

(b)	Details of transactions with the Group’s related parties for the years ended December 31, 2019 and 2020 were as follows:

	For the year ended December 31,
Transactions	2019	2020
Purchases from Beijing Eastern Media Corporation Ltd.	$2,423	$2,379

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In U.S. dollars in thousands, except share and per share data)

21.	SUBSEQUENT EVENTS

On Jan 21,2021, the Company received the communication email from the Listing Qualifications Department of Nasdaq ("LQD") that based on closing bid price of $2.31 on Jan 20,2021, the Company did not meet the minimum $35 million Market Value of Listed Securities (MVLS) requirement. On Feb 18,2021, the Company received a notification letter from the LQD that the Company has regained compliance with the minimum market value requirement.

On February 4, 2021, the Company entered into an investment agreement (the “Agreement”) with Northern Shore Group Ltd. (“Northern Shore”), an unaffiliated party of the Company. Pursuant to the Agreement, the Company has agreed to issue 28,412,806 ordinary shares, or approximately 19 % of the Company’s outstanding shares as of December 31, 2020, to Northern Shore, in exchange for the delivery and transfer from Northern Shore to the Company of computer servers specifically designed for mining cryptocurrencies. The computer servers are valued at $5,540, representing a per share consideration of US$0.195, or US$1.95 per American depositary share of the Company (each representing ten ordinary shares). All the servers were delivered to the Company in April, 2021.

In 2021, the Group planned to restructure business by transferring AN China, its subsidiaries, VIEs of Linghang Shengshi, Iwanfan and AirNet Online and all of VIEs’ subsidiaries, which are operating air travel media network business, to the Chief Executive Officer of the Company-Mr. Man Guo and Mr. Man Guo will accept all the credit and debt of these entities (the “Restructure”). After this Restructure, The Group will be no longer obligated to settle the liabilities related to the business and the main business will shift to cryptocurrencies mining. ANTE submitted a preliminary filing to NASDAQ on March 23, 2021 to inform NASDAQ of this intention and received a response from NASDAQ that the Group should apply for a review from NASDAQ on whether the retained business still comply with NASDAQ’s listing rules before completion of restructure. Such restructure has not been approved by the board of directors as of the date of this annual report. As of December 31, 2020, the consolidated total assets and liabilities of the entities that are going to be transferred was $113,301 and $116,179 respectively. For the year ended December 31, 2020, the revenue, cost and operating expenses, and cash used in operating activities were $23,434, $32,401 and $5,555, respectively.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In U.S. dollars in thousands, except share and per share data)

22.	FINANCIAL INFORMATION OF PARENT COMPANY

(a)	Balance sheet

	As of December 31,
	2019	2020
Assets
Current assets
Cash and cash equivalents	$2	$2
Amount due from subsidiaries	22,776	34,031
Other current assets	108	108

Total current assets	22,886	34,141

TOTAL ASSETS	$22,886	$34,141

Liabilities
Current liabilities
Accrued expenses and other current liabilities	$2,422	$2,518

Total liabilities	2,422	2,518

Equity
Ordinary Shares ($0.001 par value; 900,000,000 shares authorized in 2019 and 2020; 127,697,055 shares and 151,573,363 shares issued as of December 31, 2019 and 2020, respectively; 125,664,777 shares and 149,541,085 shares outstanding as of December 31, 2019 and 2020, respectively)	128	152
Additional paid-in capital	284,887	288,879
Treasury stock (2,032,278 shares as of December 31, 2019 and 2020)	(2,351)	(2,351)
Accumulated deficits	(293,892)	(286,365)
Accumulated other comprehensive income	31,692	31,308

Total equity	20,464	31,623

TOTAL LIABILITIES AND EQUITY	$22,886	$34,141

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In U.S. dollars in thousands, except share and per share data)

22.	FINANCIAL INFORMATION OF PARENT COMPANY- continued

(b)	Statements of operations

	For the years ended December 31,
	2018	2019	2020
Operating expenses
Selling and marketing	$-	$-	$-
General and administrative	(1,786)	(1,010)	(250)

Total operating expenses	(1,786)	(1,010)	(250)
Other income (loss), net	468	15	(32)
Investment (loss) income in subsidiaries	(88,779)	(30,482)	7,809

Net (loss) income attributable to holders of ordinary shares	$(90,097)	$(31,477)	$7,527

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In U.S. dollars in thousands, except share and per share data)

22.	FINANCIAL INFORMATION OF PARENT COMPANY- continued

(c)	Statements of comprehensive (loss) income

	For the years ended December 31,
	2018	2019	2020
Net (loss) income	$(90,097)	$(31,477)	$7,527
Other comprehensive loss, net of tax:
Change in cumulative foreign currency translation adjustment	(4,140)	381	(384)

Comprehensive (loss) income attributable to Parent Company	$(94,237)	$(31,096)	$7,143

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In U.S. dollars in thousands, except share and per share data)

22.	FINANCIAL INFORMATION OF PARENT COMPANY- continued

(d)	Statements of changes in equity

	Ordinary shares		Additional		(Accumulated deficits)	Accumulated other
	Shares	Amount	paid-in capital	Treasury stock	retained earnings	comprehensive Income (loss)	Total equity
Balance as of January 1, 2018	125,629,779	$128	$286,739	$(2,351)	$(172,318)	$35,451	$147,649

Share issued to Ascent Investor Relations LLC	34,998	0.03	18	-	-	-	18
Share-based compensation	-	-	45	-	-	-	45
Foreign currency translation adjustment	-	-	-	-	-	(4,140)	(4,140)
Net loss	-	-	-	-	(90,097)	-	(90,097)
Capital withdraw from non-controlling	-	-	(1,131)	-	-	-	(1,131)
Acquisition of additional equity interest in the Flying Dragon from non-controlling interest	-	-	(945)	-	-	-	(945)
Balance as of December 31, 2018	125,664,777	$128	$284,726	$(2,351)	$(262,415)	$31,311	$51,399

Share-based compensation	-	-	161	-	-	-	161
Foreign currency translation adjustment	-	-	-	-	-	381	381
Net loss	-	-	-	-	(31,477)	-	(31,477)
Balance as of December 31, 2019	125,664,777	$128	284,887	(2,351)	(293,892)	31,692	20,464

Share issued	23,876,308	24	2,507	-	-	-	2,531
Share-based compensation	-	-	186	-	-	-	186
Capital contribution from non-controlling	-	-	1,299	-	-	-	1,299
Foreign currency translation adjustment	-	-	-	-	-	(384)	(384)
Net income	-	-	-		7,527		7,527
Balance as of December 31, 2020	149,541,085	152	288,879	(2,351)	(286,365)	31,308	31,623

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In U.S. dollars in thousands, except share and per share data)

22.	FINANCIAL INFORMATION OF PARENT COMPANY- continued

(e)	Statements of cash flow

	For the years ended December 31,
	2018	2019	2020
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(90,097)	$(31,477)	$7,527
Investment income (loss) in subsidiaries	88,779	30,482	(7,809)
Share-based compensation	45	161	186
Bad debt provisions	-	286	-

CHANGES IN WORKING CAPITAL ACCOUNTS
Other current assets	24	1,501	-
Accrued expenses and other current liabilities	1,518	695	96
Amount due from subsidiaries	(353)	(1,651)	-

Net cash used in operating activities	(84)	(3)	-

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercises of stock options	-	-	-

Net cash provided by financing activities	-	-	-

Net decrease in cash, cash equivalents and restricted cash	(84)	(3)	-
Cash, cash equivalents and restricted cash, at beginning of year	89	5	2

Cash, cash equivalents and restricted cash, at end of year	$5	$2	$2

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES:
Share issuance for purchase of property and equipment	$-	$-	$2,531

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In U.S. dollars in thousands, except share and per share data)

22.	FINANCIAL INFORMATION OF PARENT COMPANY- continued

(f)	Notes

1.	BASIS FOR PREPARATION

The condensed financial information of the parent company, AirNet Technology Inc., only has been prepared using the same accounting policies as set out in the Group’s consolidated financial statements except that the parent company uses the equity method to account for its investment in its subsidiaries.

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