Form 20-F
period 2021-12-31
AIRNET TECHNOLOGY INC.
filed 2022-05-13
CIK 1413745

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

⌧	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ____________________

For the transition period from __________ to __________

Commission file number: 001-33765

AIRNET TECHNOLOGY INC.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Suite 301

No. 26 Dongzhimenwai Street

Chaoyang District, Beijing 100027

The People’s Republic of China

(Address of principal executive offices)

Herman Man Guo

Chief Executive Officer and Interim Chief Financial Officer

AirNet Technology Inc.

Suite 301,

No. 26 Dongzhimenwai Street

Chaoyang District, Beijing 10027

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2021, 178,993,449  ordinary shares  (excluding 992,720 ordinary shares and ordinary shares represented by ADSs reserved for settlement upon exercise of our incentive share awards), par value US$0.001 per share, were outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ◻	No ⌧

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ◻	No ⌧

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ⌧	No ◻

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ⌧	No ◻

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ◻	Accelerated Filer ◻

Non-Accelerated Filer ⌧	Emerging growth company ☐

If an emerging growth company that prepare its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ◻

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ◻

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ⌧	International Financial Reporting Standards as issued by the International Accounting standards Board ◻	Other ◻

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement Item the registrant has elected to follow.

Item 17 ◻	Item 18 ◻

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ⌧

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ◻	No ◻

AIRNET TECHNOLOGY INC.

INTRODUCTION

Except as otherwise indicated by the context, in this annual report:

●	“ADSs” refers to our American depositary shares, each of which represents ten ordinary shares;
●	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Hong Kong, Macau and Taiwan;
●	“AirNet Online” refers to Yuehang Sunshine Network Technology Group Co., Ltd.;
●	“Chuangyi Technology” refers to Yuehang Chuangyi Technology (Beijing) Co., Ltd., our wholly-owned subsidiary in China;
●	“Iwangfan” refers to Wangfan Tianxia Network Technology Co., Ltd.;
●	“Linghang Shengshi” refers to Beijing Linghang Shengshi Advertising Co., Ltd.;
●	“ordinary shares” refers to our ordinary shares, par value US$0.001 per share;
●	“RMB” or “Renminbi” refers to the legal currency of China;
●	“U.S. dollars,” “$,” “US$” or “dollars” refers to the legal currency of the United States;
●	“VIEs” means the variable interest entities that AirNet Technology Inc. controls and consolidates through contractual arrangements, including AirNet Online, Linghang Shengshi and Iwangfan, and “consolidated affiliated entities” refers to, collectively, the VIEs and their respective subsidiaries; and
●	“we,” “us,” “our,” “our company” or “AirNet” refers to the combined business of AirNet Technology Inc., its subsidiaries, and the consolidated affiliated entities.

Although AirNet does not directly or indirectly own any equity interests in its VIEs or their respective subsidiaries, AirNet is the primary beneficiary of and effectively controls these entities through a series of contractual arrangements with these entities and their record owners. We have consolidated the financial results of these VIEs and their respective subsidiaries in our consolidated financial statements in accordance with the Generally Accepted Accounting Principles in the United States, or U.S. GAAP. See “Item 4. Information on the Company—C. Organizational Structure,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” and “Item 3. Key Information—D. Risk Factors” for further information on our contractual arrangements with these parties.

Our financial statements are expressed in U.S. dollars, which is our reporting currency. Certain Renminbi figures in this annual report are translated into U.S. dollars solely for the reader’s convenience. Unless otherwise noted, all convenience translations from Renminbi to U.S. dollars in this annual report were made at a rate of RMB6.3726 to $1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2021. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rate stated above, or at all.

AirNet Technology Inc., our ultimate Cayman Islands holding company, does not have any substantive operations other than (1) directly controlling Chuangyi Technology, our wholly-owned subsidiary in China that controls and holds the VIEs and their respective subsidiaries through certain contractual arrangements, which conduct our air travel media network business operations, and (2) directly controlling Blockchain Dynamics Limited, our Hong Kong subsidiary that conducts our cryptocurrency mining business operations.

Investors in the ADSs are purchasing equity securities of our ultimate Cayman Islands holding company rather than purchasing equity securities of the consolidated affiliated entities. We conduct our business operations through both our subsidiaries and the consolidated affiliated entities, which we effectively control through certain contractual arrangements. We, together with our PRC subsidiaries and the consolidated affiliated entities, are subject to PRC laws relating to, among others, restrictions over foreign investments in advertising services companies set out in the Negative List (2021 Version) promulgated by the Ministry of Commerce, or the MOFCOM, and the National Development and Reform Commission of the PRC, or the NDRC. As a result, we have to control over the consolidated affiliated entities through contractual arrangements. Such structure is used to replicate foreign investment in China-based companies where the PRC law prohibits direct foreign investment in the operating companies. Neither we nor our subsidiaries own any share in the consolidated affiliated entities. Instead, we control and receive the economic benefits of the consolidated affiliated entities’ business operation through a series of contractual agreements with the VIEs. The contractual agreements with the VIEs are designed to provide Chuangyi Technology with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the consolidated affiliated entities, including absolute control rights and the rights to the assets, property, and revenue of the consolidated affiliated entities. As a result of our direct ownership in Chuangyi Technology and the contractual agreements with the consolidated affiliated entities, we are regarded as the primary beneficiary of the consolidated affiliated entities. Because of our corporate structure, we are subject to risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to limitation on foreign ownership of PRC companies, and regulatory review of oversea listing of PRC companies through a special purpose vehicle, and the validity and enforcement of the contractual agreements. We are also subject to the risks of uncertainty about any future actions of the PRC government in this regard. Our contractual agreements may not be effective in providing control over the consolidated affiliated entities. We may also subject to sanctions imposed by PRC regulatory agencies including China Securities Regulatory Commission, or the CSRC, if we fail to comply with their rules and regulations.

We, our PRC subsidiaries and the consolidated affiliated entities face various legal and operational risks and uncertainties related to being based in and having significant operations in China. The PRC government has significant authority to exert influence on the ability of a China-based company, such as us and the consolidated affiliated entities, to conduct its business, accept foreign investments or list on U.S. or other foreign exchanges. For example, we and the consolidated affiliated entities face risks associated with regulatory approvals of offshore offerings, oversight on cybersecurity and data privacy, as well as the lack of inspection by the Public Company Accounting Oversight Board, or the PCAOB, on our auditors. Such risks could result in a material change in our operations and/or the value of the ADSs or could significantly limit or completely hinder our ability to offer ADSs and/or other securities to investors and cause the value of such securities to significantly decline or be worthless. The PRC government also has significant discretion over the conduct of the business of us, our PRC subsidiaries and the consolidated affiliated entities, and may intervene with or influence our operations or the development of the advertising industry as it deems appropriate to further regulatory, political and societal goals. Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over overseas securities offerings and foreign investment in China-based companies like us. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless. For further details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

Our financial statements contained in the annual report on Form 20-F for the fiscal year ended December 31, 2021 have been audited by Audit Alliance LLP, an independent registered public accounting firm that is headquartered and located in Singapore. Audit Alliance LLP has been inspected by the PCAOB on a regular basis and is currently not among the PCAOB-registered public accounting firms headquartered in China and Hong Kong that are subject to the determinations announced by the PCAOB on December 16, 2021. For more details about the risk on the Holding Foreign Companies Accountable Act, or the HFCAA, and its impact on us, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Recent joint statement by the SEC and the PCAOB, and the HFCAA all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our continued listing or future offerings of our securities in the U.S.”

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include but are not limited to:

●	our growth strategies;
●	our future business development, results of operations and financial condition, including the products and services combining in-flight connectivity, entertainment and cryptocurrency mining;
●	competition in the advertising industry and in particular, the travel advertising industry in China;
●	the expected growth in consumer spending, average income levels and advertising spending levels;
●	the growth of the air, train and long-haul bus travel sectors in China;
●	the length and severity of the COVID-19 outbreak and its impact on our business and industry; and
●	PRC governmental policies relating to the advertising industry.

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

PART I

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.KEY INFORMATION

A. [Reserved]

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

D. Risk Factors

Summary Risk Factors

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks Related to Our Business

●	We incurred net losses in the past and we may incur losses in the future.
●	We have a limited operating history in various business lines, which may make it difficult for you to evaluate our business and prospects.
●	We may fail to successfully implement our new business initiatives in cryptocurrency mining, where we have limited experience.
●	It may be or become illegal to acquire, own, hold, sell or use cryptocurrencies, participate in the blockchain, or transfer or utilize similar cryptocurrency assets in China or international markets where we operate due to adverse changes in the regulatory and policy environment in these jurisdictions.
●	If advertisers or the viewing public do not accept, or lose interest in, our air travel media network, we may be unable to generate sufficient cash flow from our operating activities and our business and results of operations could be materially and adversely affected.
●	If we do not succeed in launching our in-flight business, our future results of operations and growth prospects may be materially and adversely affected.

Risks Related to Our Corporate Structure

●	If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with PRC governmental restrictions on foreign investment, our business could be materially and adversely affected.

●	Because some of the shareholders of the VIEs in China are our directors and officers, their fiduciary duties to us may conflict with their respective roles in the VIEs, and their interest may not be aligned with the interests of our unaffiliated public security holders. If any of the shareholders of the VIEs fails to act in the best interests of our company or our shareholders, our business and results of operations may be materially and adversely affected.
●	We rely on contractual arrangements with the VIEs and their shareholders for a substantial portion of our China operations, which may not be as effective as direct ownership in providing operational control.
●	We have not registered the pledge of equity interest by certain shareholder of the consolidated affiliated entities with the relevant authority, and we may not be able to enforce the equity pledge against any third parties who acquire the equity interests in good faith in the relevant consolidated affiliated entities before the pledge is registered.

Risks Related to Doing Business in China

●	Adverse changes in the political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our services and have a material adverse effect on our competitive position.
●	Uncertainties with respect to the PRC legal system could limit the legal protections available to us or result in substantial costs and the diversion of resources and management attention.
●	Any actions by the Chinese government, including any decision to intervene or influence the operations of our subsidiaries and the consolidated affiliated entities, or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of these entities, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.
●	A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business, financial condition, results of operations and prospects.

Risks Related to the Market for Our ADSs

●	The trading price of our ADSs has been and may continue to be volatile.
●	If we fail to comply with the continued listing requirements of Nasdaq, we would face possible delisting, which would result in a limited public market for our ADSs and make obtaining future debt or equity financing more difficult for us.
●	We have been named as a defendant or respondent in legal proceedings that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.

Risks Related to Our Business

We incurred net losses in the past and we may incur losses in the future.

In an effort to realign our business, we:

●	divested most of our airport travel advertising business in 2015;
●	terminated our advertising service at long-haul buses and gas stations completely and scaled down our on-train Wi-Fi business significantly in 2018, and in early 2019 ceased operations for Wi-Fi services on trains altogether;

●	consolidated our efforts in providing in-flight contents of entertainment, advertising and digital multimedia in China; and
●	strengthened our efforts in launching and operating our in-flight connectivity business and cryptocurrency mining business.

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

We have a limited operating history in various business lines, which may make it difficult for you to evaluate our business and prospects.

Although we began our business operations in August 2005, we started to explore our in-flight connectivity business in 2015, and began operating our in-flight content business in 2015 as well divested our airport travel advertising business in 2015. As a result of our business realignment, we terminated our advertising service at long-haul buses and gas stations completely and scaled down our on-train Wi-Fi business significantly in 2018, and in early 2019 ceased operations for Wi-Fi services on trains altogether. In addition, we have recently established a new line of business in relation to cryptocurrency mining. We expect to restructure our principal business operations by (i) installing the cryptocurrency mining equipment in newly setup data center over time and (ii) divesting our original air travel media network business and dispose of the related assets. Our limited operating history in these new business lines may not provide a meaningful basis for you to evaluate our business, financial performance and prospects. It is also difficult to evaluate the viability of our business model because we do not have sufficient experience to address the risks that we may encounter as we conduct our businesses. Certain members of our senior management team have worked together for a relatively short period of time and it may be difficult for us to evaluate their effectiveness, on an individual or collective basis, and their ability to address future challenges to our business. Because of our limited operating history, we may not be able to:

●	manage our relationships with relevant parties to retain existing concession rights and obtain new concession rights on commercially advantageous terms or at all;
●	retain existing and acquire new advertisers and third-party content providers;
●	secure a sufficient number of low-cost hardware for our business from our suppliers;
●	manage our operations;
●	successfully launch new business and operate our existing business;
●	respond to competitive market conditions;

●	respond to changes in the PRC regulatory regime;
●	maintain adequate control of our costs and expenses; or
●	attract, train, motivate and retain qualified personnel.

We may fail to successfully implement our new business initiatives in cryptocurrency mining, where we have limited experience.

We have established a new line of business in relation to cryptocurrency mining to mitigate the adversary impacts of COVID-19 on our in-flight connectivity business. On December 30, 2020 and February 4, 2021, we entered into investment agreements with Unistar Group Holdings Limited, or Unistar, and Northern Shore Group Limited, or Northern Shore, respectively, pursuant to which we issued ordinary shares in exchange for the delivery and transfer of computer servers specifically designed for mining cryptocurrencies. On April 6, 2022, we entered into an investment agreements with Unistar, pursuant to which we issued (i) 177,953,891 ordinary shares, and (ii) warrants to purchase an aggregate of 117,805,476 newly issued ordinary shares, to Unistar and Northern Shore in exchange for the delivery and transfer of 5,000 ANTMINER S19 and 2,000 INNO A11 computer servers to further expand our cryptocurrency business. We generate revenue from the cryptocurrency we earn through our mining activities, which we may hold for our own account and or sell at prices and times as determined by our executive management team in accordance with our corporate strategy. We have started to generate revenue from cryptocurrency mining in 2021 and recognized related revenue of $2.6 million for the same year. However, cryptocurrency mining is substantially different from our existing business in many ways, such as business model and governmental and regulatory requirements. In addition, the cryptocurrency mining industry is characterized by constant changes, including rapid technological evolution, continual shifts in government regulations, frequent introductions of new products and solutions and constant emergence of new industry standards and practices. Specifically, relevant restrictions from existing and future regulations on mining, holding, using, or transferring of cryptocurrencies may adversely affect our future business operations and results of operations. See “—It may be or become illegal to acquire, own, hold, sell or use cryptocurrencies, participate in the blockchain, or transfer or utilize similar cryptocurrency assets in China or international markets where we operate due to adverse changes in the regulatory and policy environment in these jurisdictions.” Based on our limited experience in cryptocurrency mining business and the unpredictable policy changes towards such business, there can be no assurance that we will be successful in implementing our new business initiatives in cryptocurrency mining, and our existing business, results of operations and financial condition may be materially and adversely affected.

It may be or become illegal to acquire, own, hold, sell or use cryptocurrencies, participate in the blockchain, or transfer or utilize similar cryptocurrency assets in China or international markets where we operate due to adverse changes in the regulatory and policy environment in these jurisdictions.

We have recently established a new line of business in relation to cryptocurrency mining. We have started to generate revenue from cryptocurrency mining in 2021 and recognized related revenue of $2.6 million for the same year. Our cryptocurrency mining business could be significantly affected by, among other things, the regulatory and policy developments in international markets where we operate, such as China and the United States. Governmental authorities are likely to continue to issue new laws, rules and regulations governing the blockchain and cryptocurrency industry we operate in and enhance enforcement of existing laws, rules and regulations. For example, the People’s Bank of China, the Cyberspace Administration of China, Ministry of Industry and Information Technology, the State Administration for Industry and Commerce, the China Banking Regulatory Commission, CSRC and China Insurance Regulatory Commission issued Announcement on Preventing Initial Coin Offerings (ICO) Risks on September 4, 2017, prohibiting all organizations and individuals from engaging in initial coin offering transactions. On May 21, 2021, the Financial Stability and Development Committee of the State Council called for the need to resolutely control financial risks and crack down on cryptocurrency mining and trading activities. Furthermore, on June 21, 2021, the People’s Bank of China was reported to have held interviews with certain financial institutions in China, and stressed that banks and other financial institutions in China shall strictly implement the Circular on Prevention of Risks from Bitcoin and the Announcement on Preventing Initial Coin Offerings (ICO) Risks and other regulatory requirements, diligently fulfill their customer identification obligations, and shall not provide account opening, registration, trading, clearing, settlement and other services related to blockchain and cryptocurrency business. On September 3, 2021, the NDRC, the Publicity Department of the CPC Central Committee, the Office of Cyberspace Affairs Commission of the CPC Central Committee, the Ministry of Industry and

Information Technology, the Ministry of Public Security, the Ministry of Finance, the People’s Bank of China, the State Administration of Taxation, the State Administration for Market Regulation, the China Banking and Insurance Regulatory Commission and the National Energy Administration jointly issued the Circular on Regulating Virtual Currency “Mining” Activities, which classifies the virtual currency mining activities as the eliminated industry of the Catalogue for Guiding Industry Restructuring, which prohibits investments in projects falling within this category. On September 15, 2021, the People’s Bank of China, the Office of Cyberspace Affairs Commission of the CPC Central Committee, the Supreme People’s Court, the Supreme People’s Procuratorate, the Ministry of Industry and Information Technology, the Ministry of Public Security, the State Administration for Market Regulation, the PRC Banking and Insurance Regulatory Commission, CSRC and the State Administration of Foreign Exchange jointly issued the Circular on Further Preventing and Disposing of Virtual Currency Trading Speculation Risks, which deems all cryptocurrency-related business activities, including: (i) exchanging legitimate currencies and cryptocurrencies or different types of crypto currencies for each other, (ii) trading cryptocurrencies as central counterparty, (iii) provision of intermediary services or pricing services for cryptocurrency transactions, (iv) issuance of tokens for financing, and (v) cryptocurrency related derivatives trading, as “illegal financial activities” that could involve illegal offerings of token notes, unauthorized public offerings of securities, illegal operation of futures business or illegal fundraising. It also provides that any cryptocurrency exchange offering services to Chinese residents from outside China through the internet will also be regarded as conducting “illegal financial activities.” On March 12, 2022, the NDRC published the Market Access Negative List (2022 Edition), which lists the virtual currency mining activities as the “backward production processes and equipment” under the eliminated item in the Catalogue for Guiding Industrial Restructuring. According to the List, market entities are prohibited from investing in eliminated items.

In light of these developments in China, we had terminated our cryptocurrency business in China and initiated a transition of our cryptocurrency business from China to the U.S. We may be subject to restrictions relating to the transfer of cryptocurrency mining machines out of China, as China has recently strengthened regulations on exports of goods, technology and services. Specifically, for computers and related components used in cryptocurrency mining machines, exporting enterprises should carefully evaluate whether the mining machines, their components, and any data or information contained therein are subject to export restrictions, and therefore are required to go through relevant export licensing procedures before such mining machines can be transported out of China. The relevant restrictions that apply to the transfer of cryptocurrency mining machines by us include, but are not limited to, the Catalogue of Goods Prohibited from Export, the Catalogue of Goods Subject to Export License Management, the Catalogue of Technologies Prohibited from Export and Restricted from Export in China, the Catalogue for the Administration of Import and Export Licenses of Dual-use Items and Technologies, and other applicable export control catalogues and lists. If we are deemed to have violated export restrictions or data security regulations in China or otherwise become subject to government interferences, we might still subject to administrative penalties or criminal investigation by relevant government authorities. Moreover, we cannot assure you that the government authorities in these international markets will not adopt new laws and regulations in the future to restrict blockchain and cryptocurrency business.

Some jurisdictions, including China, restrict various uses of cryptocurrencies, including the use of cryptocurrencies as a medium of exchange, the conversion between cryptocurrencies and fiat currencies or between cryptocurrencies, the provision of trading and other services related to cryptocurrencies by financial institutions and payment institutions, and initial coin offerings and other means of capital raising based on cryptocurrencies. We cannot assure you that these jurisdictions will not enact new laws or regulations that further restrict activities relate to cryptocurrencies.

In addition, cryptocurrencies may be used by market participants for black market transactions, to conduct fraud, money laundering and terrorism-funding, tax evasion, economic sanction evasion or other illegal activities. As a result, governments may seek to regulate, restrict, control or ban the mining, use, holding and transferring of cryptocurrencies. We may not be able to eliminate all instances where other parties use cryptocurrencies mined by us to engage in money laundering or other illegal or improper activities. We cannot assure you that we will successfully detect and prevent all money laundering or other illegal or improper activities which may adversely affect our reputation, business, financial condition and results of operations.

Due to the environmental-impact concerns related to the potential high demand for electricity to support cryptocurrency mining activity, political concerns, and for other reasons, we may be required to cease mining operations without much or any prior notice by a national or local government’s formal or informal requirement or because of the anticipation of an impending requirement.

Any such government action or anticipated action could have a negative impact not only on the value of existing miners owned by us, but on our ability to purchase new miners and their prices. Such government action or anticipated action could also have a deleterious impact on the price of cryptocurrencies. At a minimum, such events could result in an increase in the volatility of the price of the cryptocurrencies and value of miners owned by us. Moreover, if we discontinue mining operations in one location in response to such government action or anticipated action, we likely would transfer miners to another location. However, this process would result in costs associated with the transfer to be incurred by us, as well as the transferred miners being off-line and not able to mine cryptocurrencies for some time. Our business, financial condition and results of operations may be materially and adversely affected by these adverse changes in the regulatory and policy environment in in the markets where we operate our blockchain and cryptocurrency mining operations.

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

The outbreak of a novel strain of coronavirus, the COVID-19, has and is continuing to spread rapidly throughout the world. The COVID-19 has resulted in quarantines, travel restrictions, and the temporary closure of facilities in China and many other countries since its outbreak. The spread of the pandemic and efforts to contain and counter the spread of the pandemic has restrained the flow of travelers both domestically and internationally. As our primary business is to provide in-flight connectivity and contents in the nature of information and entertainment to travelers by air, our results of operations and financial condition have been adversely affected and may continue to be adversely affected by the COVID-19, to the extent that COVID-19 exerts long-term negative impact on the global economy.

Government efforts to contain the spread of COVID-19 through city lockdowns or “stay-at-home” orders, widespread business closures, restrictions on travel and emergency quarantines, among others, have caused significant and unprecedented disruptions to the global economy and normal business operations across sectors and countries. Many businesses and social activities in China and other countries and regions were severely disrupted. The COVID-19 pandemic may also affect our business, financial condition and results of operations for the full year 2022 to some extent. The extent to which this outbreak impacts our results of operations will depend on future developments which are highly uncertain and unpredictable, including the COVID-19 variants, regional resurgence of COVID-19 cases, the severity of the disease, the success or failure of efforts to contain or treat the disease, and future actions we or the authorities may take in response to these developments.

We derive a significant portion of our revenues from the provision of air travel media services. A contraction in the air travel media industry in China may materially and adversely affect our business and results of operations.

Approximately 77.9% of our revenues from continuing operations in 2021 was generated from the provision of air travel media services through the display of advertisements on digital TV screens on airplanes. We expect digital TV screens on airplanes to contribute substantially all of our air travel network revenue and a majority of all our revenue in the foreseeable future. If we cannot successfully generate revenues from our other business, this situation will continue into the foreseeable future. A contraction in air travel media industry in China could therefore have a material adverse effect on our business and results of operations.

If we are unable to carry out our operations as specified in existing concession rights contracts, retain or renew existing concession rights contracts or to obtain new concession rights contracts on commercially advantageous terms, we may be unable to maintain or expand our network coverage and our costs may increase significantly in the future.

Except for our new cryptocurrency business started in early 2021, our ability to carry out almost all of our advertising business depends on the availability of the necessary concession rights. However, we cannot assure you that we will be able to carry out our operations as specified in our concession rights contracts, and any failure to perform may affect the availability of our concession rights and materially and negatively affect our business.

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

We derived a significant portion of our revenues from operations in 2021 from five airline companies in China. As of the date of this annual report, we have concession rights contracts to place our programs on China Eastern Airline, Shanghai Airline, Xiamen Airline, Air China and Shenzhen Airline, which in the aggregate contributed more than a majority of our revenue from digital TV screens on airplanes in 2021. A material business or flight disruption of any of those airline companies could negatively affect our advertising media on airplanes operated by those companies.

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

A limited number of advertisers historically accounted for a significant portion of our revenues, for the years ended December 31, 2019, 2020 and 2021, four, two and two individual customers accounted for over 10% of total revenue, respectively.

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

To a large extent, our results of operations are linked to the demand for air travel, which fluctuates greatly from period to period, and is subject to seasonality due to holiday travel and weather conditions. Other factors that may affect our results include:

●	Downturns in the economy. Business travel is one of the primary drivers of the air travel industry and it tends to increase in times of economic growth and decrease in times of economic slowdown. A decrease in air passengers in China could lead to lower advertiser spending on our air travel media network.
●	Plane crashes or other accidents. An aircraft crash or other accident, such as those in 2014 involving certain Asian-based airlines, could create a public perception that air travel is not safe or reliable, which could result in air travelers being reluctant to fly. Significant aircraft delays due to capacity constraints, weather conditions or mechanical problems could also reduce demand for air travel, especially for shorter domestic flights.
●	Adverse effect of the COVID-19 outbreak. As our primary business is to provide in-flight connectivity and contents in the nature of information and entertainment to travelers by air, our results of operations and financial condition have been adversely affected and may continue to be adversely affected by the COVID-19, to the extent that COVID-19 exerts long-term negative impact on the global economy. See “—Our business, financial condition and results of operations was and may continue to be adversely affected by the COVID-19 outbreak.”

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

We have acquired and may continue to acquire businesses, technologies, services or products which are complementary to our business in relation to cryptocurrency mining in the future. Past and future acquisitions may expose us to potential risks, including risks associated with:

●	the integration of new operations, services and personnel;
●	unforeseen or hidden liabilities;
●	the diversion of resources from our existing business and technology; or
●	failure to achieve the intended objectives of our acquisitions.

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

We have identified material weaknesses in our internal control over financial reporting in the past. If we fail to develop or maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential stockholders could lose confidence in our financial reporting, which would harm our business and the trading price of our securities. In connection with the audit of our consolidated financial statements for the year ended December 31, 2021, our management concluded we had material weaknesses in our internal controls. Despite our continued efforts and the improvement achieved, our management has concluded that we had not maintained effective internal control over financial reporting and disclosure controls and procedures as of December 31, 2021. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness as of December 31, 2021 was related to the weak operating effectiveness and lack of monitoring of controls over financial reporting due to inadequate resources or resources with insufficient experience or training in our financial reporting team, administration team and human resource team. See “Item 15. Controls and Procedures.” Any failure to achieve and maintain effective internal control over financial reporting could negatively affect the reliability of our financial information and reduce investors’ confidence in our reported financial information, which in turn could result in lawsuits being filed against us by our shareholders, otherwise harm our reputation or negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements of the Sarbanes-Oxley Act.

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

In addition, our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

●	investors’ perception of, and demand for, securities of alternative advertising media companies;
●	conditions of the market;
●	our future results of operations, financial condition and cash flows; and
●	PRC governmental regulation of foreign investment in advertising services companies in China.

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

Furthermore, we have established a new line of business in relation to cryptocurrency mining since early 2021. Governmental authorities are likely to continue to issue new laws, rules and regulations governing the cryptocurrency industry and enhance enforcement of existing laws, rules and regulations. For example, seven PRC governmental authorities including the People’s Bank of China, promulgated an announcement in September 2017 prohibiting financial institutions from engaging in initial coin offering transactions. Some jurisdictions, including the PRC, restrict various uses of cryptocurrencies, including the use of cryptocurrencies as a medium of exchange, the conversion between cryptocurrencies and fiat currencies or between cryptocurrencies, the provision of trading and other services related to cryptocurrencies by financial institutions and payment institutions, and initial coin offerings and other means of capital raising based on cryptocurrencies. The Circular on Regulating Virtual Currency “Mining” Activities was issued in September 2021, the PRC government classified the virtual currency mining activities as the eliminated industry of the Catalogue for Guiding Industry Restructuring, which prohibits investments in projects falling within this category. The Circular on Further Preventing and Disposing of Virtual Currency Trading Speculation Risks was issued in September 2021, the PRC government deemed all cryptocurrency-related business activities, including: (i) exchanging legitimate currencies and cryptocurrencies or different types of crypto currencies for each other, (ii) trading cryptocurrencies as central counterparty, (iii) provision of intermediary services or pricing services for cryptocurrency transactions, (iv) issuance of teokns for financing, and (v) cryptocurrency related derivatives trading, as “illegal financial activities” that could involve illegal offerings of token notes, unauthorized public offerings of securities, illegal operation of futures business or illegal fundraising. It also provided that any cryptocurrency exchange offering services to Chinese residents from outside mainland China through the internet would also be regarded as conducting “illegal financial activities.” The National Development and Reform Commission of the PRC published the Market Access Negative List (2022 Edition) in March 2022, which lists the virtual currency mining activities as the “backward production processes and equipment” under the eliminated item in the Catalogue for Guiding Industrial Restructuring. According to the List, market entities are prohibited from investing in eliminated items. In addition, cryptocurrencies may be used by market participants for black market transactions, to conduct fraud, money laundering and terrorism-funding, tax evasion, economic sanction evasion or other illegal activities. As a result, governments may seek to regulate, restrict, control or ban the mining, use, holding and transferring of cryptocurrencies. We may not be able to eliminate all instances where other parties use our products to engage in money laundering or other illegal or improper activities. We cannot assure you that we will successfully detect all money laundering or other illegal or improper activities which may adversely affect our reputation, business, financial condition and results of operations.

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

A particular digital asset’s status as a “security” in any relevant jurisdiction is subject to a high degree of uncertainty, and if we are unable to properly characterize a digital asset, we may be subject to regulatory scrutiny, investigations, fines, and other penalties, which may adversely affect our business, results of operations and/or financial condition.

The SEC and its staff have taken the position that certain digital assets fall within the definition of a “security” under the U.S. federal securities laws. The legal test for determining whether any given digital asset is a security is a highly complex, fact-driven analysis that evolves over time, and the outcome is difficult to predict. The SEC generally does not provide advance guidance or confirmation on the status of any particular digital asset as a security. Additionally, the SEC’s views in this area have evolved over time, and it is difficult to predict the direction or timing of any continuing evolution. Furthermore, it is also possible that a change in the governing administration or the appointment of new SEC commissioners could substantially impact the views of the SEC and its staff. Public statements by senior officials at the SEC indicate that the SEC does not intend to take the position that Bitcoin or Ethereum, in their current form, are securities. However, Bitcoin and Ethereum are the only digital assets as to which senior officials at the SEC have publicly expressed such a view. Such statements are not official policy statements by the SEC and reflect only the speakers’ views, which are not binding on the SEC or any other agency or court, and cannot be generalized to any other digital asset, such as Dogecoin. With respect to all other digital assets, there is currently no certainty under the applicable legal test that such assets are not securities, notwithstanding the conclusions we may draw based on our assessment regarding the likelihood that a particular digital asset could be deemed a “security” under applicable laws. Similarly, though the SEC’s Strategic Hub for Innovation and Financial Technology published a framework for analyzing whether any given digital asset is a security in April 2019, this framework is also not a rule, regulation or statement of the SEC and is not binding on the SEC.

Several foreign jurisdictions have taken a broad-based approach to classifying digital assets as “securities,” while other foreign jurisdictions have adopted a narrower approach. As a result, certain digital assets may be deemed to be a “security” under the laws of some jurisdictions but not others. Various foreign jurisdictions may, in the future, adopt additional laws, regulations, or directives that affect the characterization of digital assets as “securities.”

The classification of a digital asset as a security under applicable law has wide-ranging implications for the regulatory obligations that flow from the offer, sale, trading, and clearing of such assets. For example, a digital asset that is a security in the United States may generally only be offered or sold in the United States pursuant to a registration statement filed with the SEC or in an offering that qualifies for an exemption from registration. Persons that effect transactions in digital assets that are securities in the United States may be subject to registration with the SEC as a “broker” or “dealer.” Platforms that bring together purchasers and sellers to trade digital assets that are securities in the United States are generally subject to registration as national securities exchanges, or must qualify for an exemption, such as by being operated by a registered broker-dealer as an alternative trading system, or the ATS, in compliance with rules for ATSs. Persons facilitating clearing and settlement of securities may be subject to registration with the SEC as a clearing agency. Foreign jurisdictions may have similar licensing, registration, and qualification requirements. We may mine cryptocurrencies other than Bitcoin and Ethereum, and may receive other types of cryptocurrencies, including Dogecoin, as commissions of our mining pool operation. The likely status of these cryptocurrencies as securities could limit distributions, transfers, or other actions involving such cryptocurrencies, including mining, in the United States.

We could be subject to legal or regulatory action in the event the SEC, a foreign regulatory authority, or a court were to determine that a digital asset currently held by us is a “security” under applicable laws. If the digital assets mined and held by us are deemed as securities, it could limit distributions, transfers, or other actions involving such digital assets, including mining, in the United States. For example, the distribution of cryptocurrencies to miners under our mining pool business could be deemed to involve an illegal offering or distribution of securities subject to U.S. federal or state law. In addition, miners on cryptocurrency networks could, under certain circumstances, be viewed as statutory underwriters or as “brokers” subject to regulation under the Exchange Act. This could require us or our customers to change, limit, or cease mining operations, register as broker-dealers and comply with applicable law, or be subject to penalties, including fines. In addition, we could be subject to judicial or administrative sanctions for failing to sell the digital asset or distribute block rewards in compliance with the registration requirements, or for acting as a broker, dealer, or national securities exchange without appropriate registration. Such an action could result in injunctions, cease and desist orders, as well as civil monetary penalties, fines, and disgorgement, criminal liability, and reputational harm.

We do not maintain insurance for our digital assets, which may expose us and our shareholders to the risk of loss of our digital assets, and there will be limited rights of legal recourse available to us to recover our losses.

We do not maintain insurance for the digital assets held by us. Banking institutions will not accept our digital assets, and they are therefore not insured by the Federal Deposit Insurance Corporation or the Securities Investor Protection Corporation. Therefore, we may suffer loss with respect to our digital assets which is not covered by insurance, and we may not be able to recover any of our carried value in these digital assets if they are lost or stolen or suffer significant and sustained reduction in conversion spot price. If we are not otherwise able to recover damages from a malicious actor in connection with these losses, our business, results of operations and share price may be adversely affected.

The consummation of the proposed change-in-control transaction is uncertain, and the announcement and pendency of such transaction could adversely affect our business, results of operations and financial condition.

We have consummated the share issuance in connection with the proposed change-in-control transaction by entering into an investment agreement on April 6, 2022 with Unistar, pursuant to which we issued (i) 177,953,891 ordinary shares, and (ii) warrants to purchase an aggregate of 117,805,476 newly issued ordinary shares, to Unistar and Northern Shore in exchange for computer servers designed for cryptocurrency mining. We propose to take various additional steps in order to complete the proposed change-in-control transaction, pending approval from Nasdaq. In particular, we propose to restructure our principal business operations by (i) installing the cryptocurrency mining equipment in newly setup data center over time and (ii) divesting our original air travel media network business and dispose of the related assets. We also propose to appoint as new directors candidates proposed by Unistar and Northern Shore, and make other changes to the board and senior management team.

There can be no assurance that any agreement will be executed or that any transaction will be approved or consummated. The process of consummating the proposed transaction or any other significant strategic transaction involving our company could cause disruptions in our business and divert our management’s attention and other resources from day-to-day operations, which could have an adverse effect on our business, results of operations and financial condition. Additionally, current and prospective employees and members of management could become uncertain about their future roles with us in the event the proposed transaction is completed. This uncertainty could adversely affect our ability to retain and hire employees and members of management. Moreover, even if we consummate the proposed transaction as planned, there can be no guarantee that we will be able to generate the economic benefits as anticipated. As such, the value of your investment in our ADSs could be materially and adversely affected.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with PRC governmental restrictions on foreign investment, our business could be materially and adversely affected.

Substantially all of our operations are conducted through contractual arrangements with the VIEs in China: AirNet Online, Linghang Shengshi and Iwangfan. As the Foreign-invested Advertising Enterprise Management Regulations, or the Foreign-invested Advertising Regulations, which became effective on October 1, 2008 and has been abolished on June 29, 2015, it permitted 100% foreign ownership of companies that provide advertising services, subject to approval by relevant PRC government authorities. In addition, according to the Special Administrative Measures for Access of Foreign Investment (Negative List) (2021 Edition), which became effective on January 1, 2022, the television program production and operation falls into the category of prohibited foreign investment industry, but the advertising business still does not fall into the category of restricted or prohibited foreign investment industry. We believe that these regulations apply to our business and are therefore carrying out the portions of our business that involve the production of non-advertising content through the VIEs. Our wholly owned Hong Kong subsidiary Air Net (China) Limited, or AN China, the 100% shareholder of our three wholly foreign owned subsidiaries in China, has been operating an advertising business in Hong Kong since 2008, and thus it is allowed to directly invest in advertising business in China. In December 2014, we transferred 100% equity interest in Shenzhen Yuehang to AN China to provide advertising services in China directly. In July 2015, Shenzhen Yuehang obtained the approval to include advertising in its scope of business. We, therefore, intend to gradually shift our advertising business to Shenzhen Yuehang to gradually reduce our reliance on the current VIE structure in terms of our advertising business. Our advertising business is currently primarily provided through our contractual arrangements with certain of the VIEs in China. These entities directly operate our air advertising network, enter into concession rights contracts related to our air advertising network and sell advertising time slots and locations to our advertisers. In addition, under current PRC regulations, a foreign entity is prohibited from owning more than 50% of any PRC entity that provides value-added telecommunication services. If we re-run our Wi-Fi business, it might be regarded as value-added telecommunication business. As a result, we would enter into concession rights contracts related to our Wi-Fi business via AirNet Online, which is expected to directly operate this business. We have contractual arrangements with these VIEs pursuant to which we, through Chuangyi Technology, provide technical support and consulting services and other services to these entities. We also have VIE agreements with the VIEs and each of their existing individual shareholders (except Lin Wang) that provide us with the substantial ability to control these entities. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements.”

In January 2016 and March 2016, we, through the nominee shareholders of the respective VIEs, transferred 3.7868% and 3.49% equity interest in Linghang Shengshi and AirNet Online to Yi Zhang, respectively. Yi Zhang is an unrelated third-party minority shareholder of those VIEs and did not enter into the same VIE arrangements with us as did the other nominee shareholders. In April 2019 and October 2020, Yi Zhang withdrew all his equity interests in AirNet Online and Linghang Shengshi, respectively. Accordingly, we can exert control over the equity interests in the VIEs previously owned by Yi Zhang. In December 2021, we, through the nominee shareholder of the respective VIE, transferred 10% equity interest in Iwangfan to Lin Wang. Lin Wang is a minority shareholder of the VIE and did not enter into the same VIE arrangements with us as did the other nominee shareholders. AirNet Online signed an entrusted equity holding agreement with Lin Wang, pursuant to which AirNet Online entrusted Lin Wang to act as the nominee shareholder of the foregoing equity interests.

Some of our VIE arrangements may expire in 2025, 2027 and 2028, if any party thereto sends a no-extension notice to the other at least twenty (20) days in advance. Although we believe we can renew those agreements with the VIEs and their shareholders at that time, if we fail to do so, our control over such VIEs might be adversely affected.

In the opinion of Commerce & Finance Law Offices, our PRC counsel, except as described in this annual report, the contractual arrangements between Chuangyi Technology and the VIEs do not violate existing PRC laws and regulations, and in each case governed by PRC law, are (i) valid and legally binding on each party thereto, and (ii) enforceable in accordance with the terms thereof, subject as to enforceability to applicable bankruptcy, insolvency, moratorium, reorganization and similar laws affecting creditors’ rights generally, the discretion of relevant government agencies in exercising their authority in connection with the interpretation and implementation thereof and the application of relevant

PRC laws and policies thereto, and to general equity principles. However, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements and if the shareholders of the VIEs were to reduce their interest in us, their interests may diverge from ours and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIEs not to pay the service fees when required to do so.

Our ability to control the VIEs also depends on the power of attorney Chuangyi Technology has to vote on all matters requiring shareholder approval in the VIEs. As noted above, we believe this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

In addition, if the PRC government were to find that the VIE arrangements do not comply with PRC governmental restrictions on foreign investment, or if the legal structure and contractual arrangements were found to be in violation of any other existing PRC laws and regulations, the PRC government could:

●	revoke the business and operating licenses of our PRC subsidiaries and the consolidated affiliated entities;
●	discontinue or restrict the operations of our PRC subsidiaries and the consolidated affiliated entities;
●	impose conditions or requirements with which we or our PRC subsidiaries and affiliates may not be able to comply; or
●	require us or our PRC subsidiaries and affiliates to restructure the relevant ownership structure or operations.

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

Because some of the shareholders of the VIEs in China are our directors and officers, their fiduciary duties to us may conflict with their respective roles in the VIEs, and their interest may not be aligned with the interests of our unaffiliated public security holders. If any of the shareholders of the VIEs fails to act in the best interests of our company or our shareholders, our business and results of operations may be materially and adversely affected.

Certain of our directors and officers are shareholders in the VIEs, namely AirNet Online, Linghang Shengshi, and Iwangfan. Mr. Herman Man Guo, our chairman and chief executive officer, in addition to holding 6.77% in our company, also directly and indirectly holds approximately 80.00% of AirNet Online, 86.9193% of Linghang Shengshi and 90.00% of Iwangfan. Mr. Qing Xu, our director and executive president, in addition to holding 1.3% of our company, also directly and indirectly holds approximately 15.00% of AirNet Online, and 12.9954% of Linghang Shengshi. In addition, Mr. Guo is a director of AirNet Online and Iwangfan, the general manager of Linghang Shengshi, and the legal representative of AirNet Online; Mr. Xu is a director of Linghang Shengshi, the general manager and legal representative of Iwangfan. For these directors and officers, their fiduciary duties toward our company under Cayman Islands law - to act honestly, in good faith and with a view to our best interests - may conflict with their roles in the VIEs, as what is in the best interest of the VIEs may not be in the best interests of our company or the unaffiliated public shareholders of our company.

Currently, we do not have agreements in place that solely target to resolve conflicts of interest arising between our company and the VIEs and their operations. In addition, we have not appointed a separate fiduciary - one without potential conflicts of interest - to serve as the fiduciary of the public unaffiliated security holders of our company. Although our independent directors or disinterested officers may take measures to prevent the parties with dual roles from making decisions that may favor themselves as shareholders of the VIEs, we cannot assure you that these measures would be effective in all instances. If the parties with dual roles do find ways to make and carry out decisions on our behalf that are detrimental to our interest, our business and results of operations may be materially and adversely affected.

Certain provisions in the contractual agreements between Chuangyi Technology and the VIEs do impose limits on the rights of the shareholders of the VIEs. For example, each of the  existing individual shareholders of the VIEs (except Lin Wang) has signed an irrevocable power of attorney authorizing the person designated by Chuangyi Technology to exercise its rights as shareholder, including the voting rights, the right to enter into legal documents and the right to transfer its equity interest in the VIEs. However, we cannot assure you that when conflicts of interest arise that each of the VIEs and its respective shareholders will act completely in our interests or that conflicts of interests will be resolved in our favor, or that the above contractual provisions would be sufficient protection for us in the event that shareholders of the VIEs fail to perform under their contracts with Chuangyi Technology. In any such event, we would have to rely on legal remedies under PRC law, which may not be effective. See “—We rely on contractual arrangements with the VIEs and their shareholders for a substantial portion of our China operations, which may not be as effective as direct ownership in providing operational control” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements.”

We rely on contractual arrangements with the VIEs and their shareholders for a substantial portion of our China operations, which may not be as effective as direct ownership in providing operational control.

We rely on contractual arrangements with AirNet Online, Linghang Shengshi, and Iwangfan to operate our business. For a description of these arrangements, see “Item 4. Information on the Company—C. Organizational Structure” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions-—Contractual Arrangements.” These contractual arrangements may not be as effective as direct ownership in providing control over the VIEs. Under these contractual arrangements, if the VIEs or their shareholders fail to perform their respective obligations, we may have to incur substantial costs and resources to enforce such arrangements and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief and claiming damages, and we may not be successful.

Many of these contractual arrangements are governed by PRC law and provide for disputes to be resolved through arbitration or litigation in the PRC. The legal environment in the PRC is not as developed as in other jurisdictions such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements, which may make it difficult to exert effective control over the VIEs, and our ability to conduct our business may be negatively affected.

We have not registered the pledge of equity interest by certain shareholder of the consolidated affiliated entities with the relevant authority, and we may not be able to enforce the equity pledge against any third parties who acquire the equity interests in good faith in the relevant consolidated affiliated entities before the pledge is registered.

The existing individual shareholders  (except Lin Wang) of the VIEs, each a consolidated affiliated entity of ours, have pledged all of their equity interests, including the right to receive declared dividends, in the relevant VIEs to Chuangyi Technology, our wholly-owned subsidiary. An equity pledge agreement becomes effective among the parties upon execution, but according to the PRC Civil Code, an equity pledge is not perfected as a security property right unless it is registered with the relevant local administration for industry and commerce. We have not yet registered the share pledges by shareholders of AirNet Online, Linghang Shengshi and Iwangfan. As the registration of these pledges has not yet been completed so far, the pledges, as property rights, have not yet become effective under the PRC Civil Code. Before the registration procedures are completed, we cannot assure you that the effectiveness of these pledges will be recognized by PRC courts if disputes arise with respect to certain pledged equity interests or that Chuangyi Technology’s interests as pledgee will prevail over those of third parties. Chuangyi Technology may not be able to successfully enforce these pledges against any third parties who have acquired property right interests in good faith in the equity interests in AirNet Online, Linghang Shengshi and Iwangfan. As a result, if AirNet Online, Linghang Shengshi or Iwangfan breaches their respective obligations under the various agreements described above, and there are third parties who have acquired equity interests in good faith, Chuangyi Technology would need to resort to legal proceedings to enforce its contractual rights under the equity pledge agreements, or the underlying agreements secured by the pledges. We do not have agreements that pledge the assets of the VIEs and their respective subsidiaries for the benefit of us or our wholly owned subsidiaries.

Contractual arrangements we have entered into among Chuangyi Technology and the VIEs may be subject to scrutiny by the PRC tax authorities and a finding that we owe additional taxes could substantially increase our taxes owed and reduce our net income and the value of your investment.

Under PRC law, arrangements and transactions among related parties may be audited or challenged by the PRC tax authorities. If any transactions we have entered into among Chuangyi Technology and the VIEs are found not to be on an arm’s length basis, or to result in an unreasonable reduction in tax under PRC law, the PRC tax authorities have the authority to disallow our tax savings, adjust the profits and losses of our respective PRC entities and assess late payment interest and penalties. A finding by the PRC tax authorities that we are ineligible for the tax savings we achieved would substantially increase our taxes owed and reduce our net income and the value of your investment.

We may rely principally on dividends and other distributions on equity paid by our wholly-owned operating subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our operating subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we may rely principally on dividends and other distributions on equity paid by Chuangyi Technology, Shenzhen Yuehang and Xi’an Shengshi for our cash requirements, including the funds necessary to service any debt we may incur. If Chuangyi Technology, Shenzhen Yuehang or Xi’an Shengshi incurs debt on its own behalf in the future, the instruments governing the debt may restrict the ability of these entities to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements Chuangyi Technology currently has in place with the VIEs in a manner that would materially and adversely affect Chuangyi Technology’s ability to pay dividends and other distributions to us.

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

We conduct our business primarily through Beijing Yuehang Digital Media Advertising Co., Ltd., or Beijing Yuehang, and AirNet Online, which are subject to PRC laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly-foreign owned companies. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. PRC legislation and regulations afford significant protections to various forms of foreign investments in China, but since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and the enforcement of these laws, regulations and rules involve uncertainties, which may limit the legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and the diversion of resources and management attention.

Any actions by the Chinese government, including any decision to intervene or influence the operations of our subsidiaries and the consolidated affiliated entities, or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of these entities, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. The ability of our subsidiaries and the consolidated affiliated entities to operate in China may be impaired by changes in its laws and regulations, including those relating to the internet, advertising, taxation, land use rights, foreign investment limitations, and other matters.

The central or local governments of China may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure that our subsidiaries and the consolidated affiliated entities comply with such regulations or interpretations. As such, our subsidiaries and the consolidated affiliated entities may be subject to various government actions and regulatory interference in the provinces in which they operate. They could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. They may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply.

The PRC government may also impose industry-wide policies on certain industries, which could materially increase our compliance cost, abruptly change the relevant industry landscape, or cause significant changes to, or otherwise intervene or influence, our operations in China at any time. In addition, the PRC regulatory system is based in part on government policies and internal guidance, some of which are not published on a timely basis or at all, and some of which may even have a retroactive effect. We may not be aware of all non-compliance incidents at all time, and may face regulatory investigation, fines and other penalties as a result. As a result of the changes in the industrial policies of the PRC government, including the amendment to and/or enforcement of the related laws and regulations, companies with China-based operations, including us, and the industries in which we operate, face significant compliance and operational risks and uncertainties. For example, on July 24, 2021, Chinese state media, including Xinhua News Agency and China Central Television, announced a broad set of reforms targeting private education companies providing after-school tutoring services and prohibiting foreign investments in institutions providing such after-school tutoring services. As a result, the market value of certain U.S. listed companies with China-based operations in the affected sectors declined substantially. On August 30, 2021, the PRC government imposed restrictions over the provision of online gaming services to minors, aiming at curbing excessive indulgence in online gaming and protecting minors’ mental and physical health, which could adversely affect the development of the online gaming industry in China. The PRC government has also imposed severe restrictions over the operations of cryptocurrency business, which changed the entire industry landscape in China. See “—Risks Related to Our Business—It may be or become illegal to acquire, own, hold, sell or use cryptocurrencies, participate in the blockchain, or transfer or utilize similar cryptocurrency assets in China or international markets where we operate due to adverse changes in the regulatory and policy environment in these jurisdictions.” In addition, in September 2021, the PRC government classified the virtual currency mining activities as the eliminated industry of the Catalogue for Guiding Industry Restructuring, which prohibits investments in projects falling within this category. In response, we had terminated our cryptocurrency business in China and initiated a transition of our cryptocurrency business from China to the U.S.

Furthermore, it is uncertain when and whether we will be required to obtain permission from the PRC government to maintain our listing status on U.S. exchanges in the future, and even when such permission is obtained, whether it will be later denied or rescinded. On December 24, 2021, the CSRC issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), which propose to require PRC companies and their overseas special purpose vehicles to file with the CSRC and meet compliance rules for their listing in overseas markets. Although we believe that our company, our subsidiaries and the consolidated affiliated entities are currently not required to obtain permission from any Chinese authorities, and none of them has received any notice of denial of permission to list on the U.S. exchange, we cannot assure you that the relevant PRC government agencies, including the CSRC, would reach the same conclusion as we do. If the CSRC or any other PRC regulatory body subsequently determines that we need to file with the CSRC or obtain the CSRC’s approval for any future offering of securities by us or if the CSRC or any other PRC government authorities promulgates any interpretation or implements rules that would require us to file with or obtain approvals of the CSRC or other governmental bodies for any such offering, we may face adverse actions or sanctions by the CSRC or other PRC regulatory agencies, which may include fines and penalties on our operations in China, limitations on our operating privileges in China, delays in or restrictions on the repatriation of the proceeds from any such offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, or other actions that could have a material and adverse effect on our business, reputation, financial condition, results of operations, prospects, as well as the trading price of the ADSs. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt any such offering before the settlement and delivery of the ADSs that we may offer. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the ADSs we offer, you would be doing so at the risk that the settlement and delivery may not occur. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we file with them, or obtain their approvals or clearances for any such offering, we may be unable to obtain a waiver of such regulatory requirements.

Accordingly, government actions in the future, including any decision to intervene or influence the operations of our subsidiaries and the consolidated affiliated entities at any time, or to exert control over an offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of our subsidiaries and the consolidated affiliated entities, may limit or completely hinder our ability to offer or continue to offer securities to investors, and/or may cause the value of such securities to significantly decline or be worthless.

Failure to comply with governmental regulations and other legal obligations concerning data protection and cybersecurity may materially and adversely affect our business, as we routinely collect, store and use data during the conduct of our business.

We routinely collect, store and use data during our operations. We are subject to PRC laws and regulations governing the collecting, storing, sharing, using, processing, disclosure and protection of data on the internet and mobile platforms as well as cybersecurity. While we take precautions for secure storage and usage of these data, our security control may not prevent the improper leakage of such data. Anyone may circumvent our security measures and misappropriate proprietary information or cause interruptions in our operations. A security breach, such as hacking or any other attempt to harm our systems, that leads to leakage of these data, could harm our reputation and undermine the competitiveness of our database and services. Any compromise of security that results in the unauthorized release or transfer of personally identifiable information could cause our users and clients to lose trust in us and could expose us to legal claims, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

We are subject to a variety of laws and regulations that apply to the collection, use, retention, protection, disclosure, transfer and other processing of data or confidential information. See “Item 4.Information on the Company—B. Business Overview—Regulations—Regulations on Data Privacy and Cybersecurity.” As of the date of this annual report, we have not been informed that we are identified as a critical information infrastructure operator by any governmental authorities.

We expect that these areas will receive greater attention and focus from regulators, as well as attract continued or greater public scrutiny and attention going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, our reputation and results of operations could be materially and adversely affected. In addition, regulatory authorities around the world have recently adopted or are considering a number of legislative and regulatory proposals concerning data protection. Complying with all these laws and regulations may result in additional expenses to us or require us to change our business practices in a manner materially adverse to our business, and any non-compliance may subject us to negative publicity which could harm our reputation and negatively affect the trading price of the ADSs.

A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business, financial condition, results of operations and prospects.

The global macroeconomic environment is facing challenges, including the economic slowdown in the Eurozone since 2014, potential impact of the United Kingdom’s exit from the European Union on January 31, 2020, and the continuous adverse impact of the COVID-19 pandemic on the global economies and financial markets. The growth of the PRC economy has slowed down since 2012 compared to the previous decade and the trend may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa and over the conflicts involving Ukraine, Syria and North Korea. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes, and the trade disputes between the United States and China. The ongoing trade tensions between the United States and China may have tremendous negative impact on the economies of not merely the two countries concerned, but the global economy as a whole. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

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

The opinions recently issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council may subject us to additional compliance requirement in the future.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law, or the Opinions, which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. The aforementioned policies and any related implementation rules to be enacted may subject us to additional compliance requirement in the future. As the Opinions were recently issued, official guidance and interpretation of the Opinions remain unclear in several respects at this time. Therefore, we cannot assure you that we will remain fully compliant with all new regulatory requirements of the Opinions or any future implementation rules on a timely basis, or at all.

Recent joint statement by the SEC and the PCAOB, and the HFCAA all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our continued listing or future offerings of our securities in the U.S.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 20, 2020, the U.S. Senate passed the HFCAA requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the Holding Foreign Companies Accountable Act. On December 18, 2020, the Holding Foreign Companies Accountable Act was signed into law.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the Holding Foreign Companies Accountable Act.

On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the Holding Foreign Companies Accountable Act from three years to two.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to determine, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC adopted amendments to finalize the implementation of disclosure and documentation requirements.

On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two.

The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our securities to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our financial statements contained in the annual report on Form 20-F for the fiscal year ended December 31, 2021 have been audited by Audit Alliance LLP, an independent registered public accounting firm that is headquartered and located in Singapore. Audit Alliance LLP has been inspected by the PCAOB on a regular basis and is currently not among the PCAOB-registered public accounting firms headquartered in China and Hong Kong that are subject to the determinations announced by the PCAOB on December 16, 2021 of having been unable to inspect or investigate completely. However, as the PRC Securities Law requires approval from the relevant PRC authorities for inspection of any audit working papers in China by foreign authorities, the audit working papers of our financial statements may not be inspected by the PCAOB, since the audit work was carried out by Audit Alliance LLP with the collaboration of their China-based offices and the PCAOB has not obtained such requisite approval.

While we have not been identified by the SEC as a commission-identified issuer under the HFCAA as of the date of this annual report, the above recent developments may have added uncertainties to our listing and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us since substantial all of our operations are conducting in China. Furthermore, the HFCAA, which requires that the PCAOB be permitted to inspect the issuer’s public accounting firm within three years, may result in the delisting of our Company in the future if the PCAOB is unable to inspect our accounting firm at such future time. If, in the future, we have been identified by the SEC for three consecutive years as a commission-identified issuer whose registered public accounting firm is determined by the PCAOB that it is unable to inspect or investigate completely because of a position taken by one or more authorities in China, the SEC may prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the United States.

Fluctuations in the value of the Renminbi may have a material adverse effect on your investment.

The conversion of Renminbi into foreign currencies, including U.S. dollar, is based on rates set by the People’s Bank of China. The value of the RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. .There is no guarantee that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

The reporting and functional currency of our Cayman Islands parent company is the U.S. dollar. However, substantially all of the revenues and expenses of the consolidated affiliated entities are denominated in Renminbi. Substantially all of our sales contracts are denominated in Renminbi and substantially all of our costs and expenses are denominated in Renminbi. Any significant appreciation or depreciation of the RMB may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars into Renminbi for our operations, depreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of dividend distribution or for other business purposes, depreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue which will be exchanged into U.S. dollars and earnings from and the value of any U.S. dollar-denominated investments we make in the future.

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

Our revenues and expenses are mainly denominated in Renminbi. We may need to convert a portion of our revenues into other currencies to meet our foreign currency obligations, including, among others, payments of dividends declared, if any, in respect of our ordinary shares or ADSs. Under China’s existing foreign exchange regulations, Chuangyi Technology, Shenzhen Yuehang and Xi’an Shengshi are able to pay dividends in foreign currencies, without prior approval from the State Administration of Foreign Exchange, or the SAFE, by complying with certain procedural requirements. However, we cannot assure you that the PRC government will not take measures in the future to restrict access to foreign currencies for current account transactions.

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

On August 29, 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used within the purpose within the business scope approved by the applicable government authority and unless otherwise provided by law, such RMB capital may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company. The use of such RMB capital may not be altered without SAFE approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of SAFE Circular 142 could result in severe monetary or other penalties. On November 9, 2011, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Issues Relating to Further Clarification and Regulation of Certain Capital Account Items under Foreign Exchange Control, or the Circular 45, to further strengthen and clarify its existing regulations on foreign exchange control under SAFE Circular 142. Circular 45 expressly prohibits foreign invested entities, including wholly foreign owned enterprises such as Chuangyi Technology, from converting RMB funds derived from settlement of foreign exchange capital for the purpose of domestic equity investment, granting certain loans, repayment of inter-company loans, and repayment of bank loans which have been transferred to a third party. Further, Circular 45 generally prohibits a foreign invested entity from converting RMB funds derived from settlement of foreign exchange capital for the payment of various types of cash deposits. If the VIEs require financial support from us or our wholly foreign-owned enterprises in the future and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund the VIEs’ operations will be subject to statutory limits and restrictions, including those described above.

Circular 45 was abolished by SAFE on March 19, 2015 according to a Circular on Promulgating the Abolishment and Invalidation of 50 Foreign Exchange-related Regulatory Documents. On March 30, 2015, SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-invested Enterprises, or SAFE Circular 19, which took effect on June 1, 2015 and replaced SAFE Circular 142. On June 9, 2016, the SAFE promulgated the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, which revised some provisions of SAFE Circular 19. SAFE Circular 19 and SAFE Circular 16 allow foreign-invested enterprises to settle 100% of their foreign exchange capitals on a discretionary basis and allows ordinary foreign-invested enterprises to make domestic equity investments by capital transfer in the original currencies, or with the amount obtained from foreign exchange settlement, subject to complying with certain requirements. According to SAFE Circular 19 and SAFE Circular 16, the RMB funds obtained by foreign-invested enterprises from the discretionary settlement of foreign exchange capitals shall be managed under the accounts pending for foreign exchange settlement payment, and foreign-invested enterprise shall not use its capital and the RMB funds obtained from foreign exchange settlement for the purposes within the following negative list: for expenditure beyond its business scope or expenditure prohibited by laws and regulations, for investments in securities or other investments than banks’ principal-secured products, for the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license, or for construction or expenses related to the purchase of real estate not for self-use, unless it is a foreign-invested real estate enterprise. Nevertheless, it is still not clear whether foreign-invested enterprises like our PRC subsidiaries are allowed to extend intercompany loans to the VIEs.

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

Insurance companies in China offer limited business insurance products and do not, to our knowledge, offer business liability insurance. While business disruption insurance is available to a limited extent in China, we have determined that the risks of disruption, cost of such insurance and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. As a result, we do not have any business liability, disruption or litigation insurance coverage for our operations in China. Any business disruption or litigation may result in our incurring substantial costs and the diversion of resources.

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

Wangfan Linghang Mobile Network Technology Co., Ltd., one of our PRC subsidiaries, or Linghang received the HNTE certificate at the end of 2017 and was entitled to an EIT rate of 15% from 2017, expiring on December 26, 2020, and is entitled to an EIT rate of 25% afterwards.

Air Esurfing Information Technology Co., Ltd., one of our PRC subsidiaries, or Air Esurfing received the HNTE certificate in 2018 and entitled to an EIT rate of 15% from 2018, expiring on September 10, 2021, and is entitled to an EIT rate of 25% afterwards.

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

Occasionally, U.S. public companies that have substantially all of their operations in China, particularly companies which have completed so-called reverse merger transactions, have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. For example, in December 2012, the SEC initiated administrative proceedings against the China affiliates of the “big four” public accounting firms for allegedly refusing to produce audit work papers and other documents related to certain China-based companies under investigation by the SEC for potential accounting fraud against U.S. investors. Although the firms reached a settlement with the SEC and although we were not and are not subject to any ongoing SEC investigations, many U.S. listed Chinese companies are now subject to, or may become subject to, shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. As a result of this proceeding and the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on our Company, our business and our stock price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time consuming and distract our management from growing our company.

If the settlement reached between the SEC and the “big four” PRC-based accounting firms concerning the manner in which the SEC may seek access to audit working papers from audits in China of US-listed companies is not or cannot be performed in a manner acceptable to authorities in China and the United States, we may be unable to timely file future financial statements in compliance with the requirements of the Exchange Act in the future.

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the China affiliates of the “big four” accounting firms. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the four PRC-based accounting firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the Chinese accounting firms reached a settlement with the SEC whereby the proceedings were stayed. Under the settlement, the SEC accepted that future requests by the SEC for the production of documents would normally be made to the CSRC. The Chinese accounting firms would receive requests matching those under Section 106 of the Sarbanes-Oxley Act of 2002, and would be required to abide by a detailed set of procedures with respect to such requests, which in substance would require them to facilitate production via the CSRC. The CSRC for its part initiated a procedure whereby, under its supervision and subject to its approval, requested classes of documents held by the accounting firms could be sanitized of problematic and sensitive content so as to render them capable of being made available by the CSRC to US regulators.

Under the terms of the settlement, the underlying proceeding against the four PRC-based accounting firms was deemed dismissed with prejudice at the end of four years starting from the settlement date, which was on February 6, 2019. Despite the final ending of the proceedings, the presumption is that all parties will continue to apply the same procedures: i.e., the SEC will continue to make its requests for the production of documents to the CSRC, and the CSRC will normally process those requests applying the sanitization procedure. We cannot predict whether, in cases where the CSRC does not authorize production of requested documents to the SEC, the SEC will further challenge the four PRC-based accounting firms’ compliance with U.S. law.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these accounting firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

In the past, we had engaged certain China affiliates of the “big four” accounting firms as our independent registered public accounting firm. While we did not do so since March 2017, we cannot assure you that we will not engage or otherwise rely on their audits in the future. If the accounting firm we engage were denied, even temporarily, the ability to practice before the SEC, and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ADSs from the Nasdaq or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

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

In order to secure the use of our chops and seals, we have established internal control procedures and rules for using these chops and seals. In any event that the chops and seals are intended to be used, the responsible personnel will submit the application through our office automation system and the application will be verified and approved by authorized employees in accordance with our internal control procedures and rules. In addition, in order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to authorized employees. Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees could abuse their authority, for example, by entering into a contract not approved by us or seeking to gain control of one of our subsidiaries or the consolidated affiliated entities. If any employee obtains, misuses or misappropriates our chops and seals or other controlling non-tangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve and divert management from our operations.

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

Shareholders of exempted companies in Cayman Islands like us have no general rights under Cayman Islands law to inspect corporate records (other than copies of our memorandum and articles of association, special resolutions passed by our shareholders, and our register of mortgages and chargers) or to obtain copies of lists of shareholders of these companies. Our directors have discretion to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

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

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. Effective on April 11, 2019, we adjusted the ratio of our ADSs to ordinary shares from one ADS representing two ordinary shares to one ADS representing ten ordinary shares. During the year of 2021, the trading prices of our ADSs on the Nasdaq Capital Market ranged from $1.42 to $6.94 per ADS, and the last reported trading price on May 12, 2022 was $1.20 per ADS. The aforementioned trading prices have not been adjusted for the ADS ratio change. The price of our ADSs may fluctuate in response to a number of events and factors including, changes in the economic performance or market valuations of other advertising companies, conditions in the air travel media industry and the sales or perceived potential sales of additional ordinary shares or ADSs.

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

We have included certain provisions in our memorandum and articles of association that could limit the ability of others to acquire control of our company and deprive our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions. The following provisions in our articles may have the effect of delaying or preventing a change of control of our company:

●	Our board of directors has the authority to establish from time to time, in their absolute discretion, one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series, including the designation of the series, the number of shares of the series, the dividend rights, conversion rights, and the rights and terms of redemption and liquidation preferences.
●	Subject to applicable regulatory requirements, our board of directors from time to time may, in their absolute discretion and without approval of our shareholders, cause our company to issue additional ordinary shares without action by our shareholders to the extent of available authorized but unissued shares.

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

Certain principal shareholders hold a substantial percentage of the outstanding shares of our company. For example, as of April 30, 2022, our principal shareholder, Mr. Herman Man Guo, along with his wife, Ms. Dan Shao, beneficially owned approximately 12.5% of our outstanding ordinary shares. Mr. Guo and other principal shareholders of our company could exert substantial influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

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

We believe we have been a passive foreign investment company for certain prior years, which could subject United States investors in the ADSs or ordinary shares to significant adverse U.S. federal income tax consequences.

Based on the market price of our ADSs and composition of our assets (in particular the retention of a substantial amount of cash), we believe that we have been a “passive foreign investment company,” or “PFIC,” for U.S. federal income tax purposes for certain prior years, although we do not believe we were a PFIC for our taxable year ended December 31, 2021. Furthermore, we may be a PFIC for our current taxable year ending December 31, 2022 and future taxable years unless the market price of our ADSs increases and/or we invest a substantial amount of cash and other passive assets we hold in assets that produce or are held for the production of non-passive income. In addition, the application of the PFIC rules to our cryptocurrency mining operations and related assets is uncertain. If our cryptocurrency mining operations give rise to assets that are treated as passive or generate passive income for PFIC purposes, and our cryptocurrency mining operations increase relative to our other operations, we may be more likely to be a PFIC in future years. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) 75% or more of its gross income for such year consists of certain types of “passive” income or (2) 50% or more of the average quarterly value of its assets (as generally determined on the basis of fair market value) during such year produce or are held for the production of passive income.

If we were to be classified as a PFIC in any taxable year, a U.S. Holder (as defined in Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation) may incur significantly increased U.S. income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules. Furthermore, a U.S. Holder will generally be treated as holding an equity interest in a PFIC in the first taxable year of the U.S. Holder’s holding period in which we become a PFIC and subsequent taxable years even if, we, in fact, cease to be a PFIC in subsequent taxable years. Accordingly, a U.S. Holder of our ADSs or ordinary shares is urged to consult its tax advisor concerning the U.S. federal income tax consequences of an investment in our ADSs or ordinary shares, including the possibility of making a “mark-to-market” election. For more information, see “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation.”

If a United States person is treated as owning at least 10% of our ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a U.S. Holder (as defined below) is treated as owning, directly, indirectly or constructively, at least 10% of the value or voting power of our ordinary shares (directly or in the form of ADSs representing our ordinary shares), such U.S. Holder may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our corporate group, if any. If such group includes one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries could be treated as controlled foreign corporations, regardless of whether we are treated as a controlled foreign corporation. A United States shareholder of a controlled foreign corporation may be required to annually report and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist our investors in determining whether any of our non-U.S. subsidiaries are treated as a controlled foreign corporation or whether such investor is treated as a United States shareholder with respect to any of such controlled foreign corporations. Further, we cannot provide any assurances that we will furnish to any United States shareholder information that may be necessary to comply with the reporting and tax paying obligations described in this risk factor. U.S. Holders should consult their tax advisors regarding the potential application of these rules to their investment in our ordinary shares or ADSs.

ITEM 4.INFORMATION ON THE COMPANY

A. History and Development of the Company

We were incorporated in the Cayman Islands on April 12, 2007 and conducted our operations in China through our subsidiaries, and the consolidated affiliated entities. We commenced operations in August 2005 in China through Linghang Shengshi, a VIE of our principal subsidiary, Chuangyi Technology. Later, we established additional VIEs to conduct our operations in China. Substantially all of our current operations are conducted through contractual arrangements with these VIEs.

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

In June 2015, we entered into an equity interest transfer agreement with Beijing Longde Wenchuang Investment Fund Management Co., Ltd. to sell 75% equity interest of AM Advertising, for a consideration of RMB2.1 billion in cash. In November 2015, Beijing Longde Wenchuang Investment Fund Management Co., Ltd. assigned and transferred its rights and obligations under the equity interest transfer agreement relating to 46.43% equity interest of AM Advertising to Beijing Cultural Center Construction and Development Fund (Limited Partnership), or Culture Center. As part of the transaction, we effected an internal business reorganization and transferred all our media business in airports (excluding digital TV screens in airports and TV-attached digital frames) and all billboard and LED media business outside of airports (excluding gas station media network and digital TV screens on airplanes) to AM Advertising to form the target business to be sold, or the Disposed Business, and transferred our other business out of AM Advertising. To effectuate the sale, we removed the VIE structure with respect to AM Advertising. The change in the equity ownership of AM Advertising was registered with the local branch of the State Administration for Industry and Commerce, or the SAIC (which has merged into the State Administration for Market Regulation, or the SAMR, in March 2018), in December 2015. We have ceased to consolidate the results of AM Advertising after the sale.

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

In January 2021, we were informed that two of Linghang Shengshi’s bank accounts amounted to $1 in aggregate was frozen by the court as Culture Center applied to the court regardless of the arbitration process in the China International Economic and Trade Arbitration Commission, or the CIETAC, in connection with the sale by us of 75% equity interests in AM Advertising. We believed the application is non-excused as it conflicted with the arbitration proceeding already submitted by the Culture Center to the CIETAC and defended the actions by applying to the court to unfreeze Linghang Shengshi’s bank accounts. In March 2021, we discovered that the equity interest of AirNet Online held by Mr. Herman Man Guo and Mr. Qing Xu was frozen by the court, which was applied to the court by AM Advertising to urge all parties to settle the Transfer, or the Case. In January 2022, the court ruled that Linghang Shengshi, Mr. Herman Man Guo and Mr. Qing Xu should pay RMB 56.7 million and interest, or the Debts, to AM Advertising within 10 days of the effective date of the judgment. The court further ruled that Chuangyi Technology and AirNet is jointly and severally liable for the Debts to the AM Advertising. Linghang Shengshi, Mr. Herman Man Guo, Mr. Qing Xu and Chuangyi Technology has entered an appeal to the court. The Case is currently awaiting retrial by the court.

In April 2015, we established AirNet Online, a VIE, to operate the Wi-Fi business.

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

In November 2018, Linghang Shengshi, Mr. Herman Man Guo and Mr. Qing Xu entered into an equity transfer agreement with Jiangsu Hongzhou Investment Co., Ltd., an independent third party to sell 20.32% equity interest of AM Advertising for an initial transfer price of RMB580 million in cash. We have completed the equity interest transfer and have received the installment payment of RMB200 million for the transfer pursuant to this equity transfer agreement and a supplemental agreement entered into by the same parties in November 2019.

In conjunction with the realignment of our business to further develop the in-flight connectivity business, our shareholders resolved to change our name from “AirMedia Group Inc.” to “AirNet Technology Inc.” in an extraordinary general meeting on May 20, 2019.

We have established a new line of business in relation to cryptocurrency mining to mitigate the adversary impacts of COVID-19 on our in-flight connectivity business. On December 30, 2020, we entered into an investment agreement with Unistar. Pursuant to the agreement, we issued 23,876,308 ordinary shares, or approximately 19% of our then outstanding ordinary shares, to Unistar on December 31, 2020, in exchange for the delivery and transfer by Unistar to us of computer servers specifically designed for mining cryptocurrencies. On February 4, 2021, we entered into an investment agreement with Northern Shore. Pursuant to the agreement, we issued 28,412,806 ordinary shares, or approximately 19% of our then outstanding ordinary shares, to Northern Shore in exchange for the delivery and transfer by Northern Shore to us of computer servers specifically designed for mining cryptocurrencies. On April 6, 2022, we entered into an investment agreements with Unistar, pursuant to which we issued (i) 177,953,891 ordinary shares, and (ii) warrants to purchase an aggregate of 117,805,476 newly issued ordinary shares, to Unistar and Northern Shore in exchange for the delivery and transfer of 5,000 ANTMINER S19 and 2,000 INNO A11 computer servers to further expand our cryptocurrency business.

Our principal executive offices are located at Suite 301 No. 26 Dongzhimenwai Street, Chaoyang District, Beijing 100027, People’s Republic of China. Our telephone number at this address is +86-10-8450-8818 and our fax number is +86-10-8460-8658. Our registered office in the Cayman Islands is at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

B. Business Overview

General

We conduct our air travel media network business operations by our VIEs and their respective subsidiaries, and conduct our cryptocurrency mining business operations by our Hong Kong subsidiary.

Our Air Travel Media Network Business

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

In addition to our active endeavors in in-flight connectivity, we maintain a wide range of in-flight entertainment and advertising contents. As of April 30, 2022, we have access to in-flight entertainment and advertising contents including exclusive in-flight copyrights to over 65% of movies previously shown in domestic theaters, more than 900 archived films, and thousands of hours of multimedia programs of entertainment nature covering a variety of topics such as sports, comedies, local attractions, reality shows, commentaries, documentaries. As of April 30, 2022, we were engaged to provide copyrighted entertainment contents to more than 12 airlines. Furthermore, we are engaged by hundreds of corporate clients to provide advertising contents across different in-flight entertainment systems. Built upon our experiences, we are capable of developing entertainment contents independently and producing advertising contents tailored to the needs of corporate clients.

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

Our Cryptocurrency Mining Business

Started off as a pilot project since January 2021, our cryptocurrency business had operated 901 miners mining Ethereum with a hash rate capacity of 508.72Gh/s. Given the establishment and rigid enforcement of a ban to mining cryptocurrency in China in the mid of May 2021, we had terminated our cryptocurrency business in China and initiated a transition of our cryptocurrency business from China to the U.S. On January 27, 2022, we leased approximately four acres of land including approximately 22,603 square feet of office space in Houston, Texas and further expanded our miners with a purchase of 4,800 Bitmain Antminer S-19 XP miner, an aggregated hash rate of 672Ph/s, scheduled to be delivered in in the second half of 2022. Our transition to the U.S. would further grow our cryptocurrency business by adding Bitcoin to our cryptocurrency business portfolios.

Our cryptocurrency mining business is focused on expanding our computing powers measured by hash rate, which is devoted to supporting blockchains. In the instance of Bitcoin and Ethereum, the greater share of the blockchains’ total network hash rate represented by a miner’s hash rate, the greater the miner’s chances of securing Bitcoin and Ethereum rewards. Given the increasing demand for both Bitcoin and Ethereum, we expect a significant growth of blockchains’ network hash rate as a result of additional miner operators entering the market. Hence, we expect to further grow our hash rate to compete in our dynamic and competitive industry.

We plan to accomplish our expansion of hash rate by acquiring specialized computer servers (known as the “miners”) built to operate application-specific integrated circuit (ASIC) chips designed specifically to mine Bitcoin and Ethereum. We would like to finance our expansion with a new issuance of our equity. On April 6, 2022, we entered into an investment agreements with Unistar, pursuant to which we issued (i) 177,953,891 ordinary shares, and (ii) warrants to purchase an aggregate of 117,805,476 newly issued ordinary shares, to Unistar and Northern Shore in exchange for the delivery and transfer of 5,000 ANTMINER S19 and 2,000 INNO A11 computer servers to further expand our cryptocurrency business.

In addition to our plan to expand our hash rate, we are seeking to scale up the deployment of our miners, in part through targeted investment in and acquisitions of businesses and assets within the blockchain ecosystem. In 2022, we plan to build a data center to host no less than 20,000 miners with a total capacity of 70 MW, with the initial phase of a capacity of 40 MW becoming operational in third quarter of 2022 to provide hosting service to at least 10,000 of our miners.

Advertisers, Sales and Marketing

Our Advertisers

Our advertisers purchase advertising time slots and locations on our advertising network either directly from us or through advertising agencies. Many advertisers negotiate the terms of the advertising purchase agreements directly with us, however we also rely on advertising agencies for a significant portion of our sales.

We have a broad base of international and domestic advertisers in various industries. In each of 2019, 2020 and 2021, advisors from one industry, which is automobiles, accounted for more than 10% of our total revenues from continuing operations. There were four, two and two of our customers accounted for more than 10% of our total revenues for 2019, 2020 and 2021, respectively.

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

We actively attend various public relation events to promote our brand image and the value of air travel digital advertising. We market our advertising services by displaying our name and logo on all of our digital TV screens on airplanes and by placing advertisements on third-party media from time to time, including China Central Television. We also engage third-party advertising agencies to help source advertisers.

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

Programming

Our digital TV screens on network airplanes play programs ranging from 45 minutes to 120 minutes once per flight. We compile each cycle from advertisements of 5-, 15- or 30-seconds in length provided by advertisers to us and from non-advertising content generated by the VIEs in China or provided by third-party content providers. We generally create a programming list on a weekly and monthly basis for programs played on airplanes, respectively. We create this list by first fixing the schedule for advertising content according to the respective sales contracts with our advertisers to guarantee the agreed duration, time and frequency of advertisements for each advertiser, then adding the non-advertising content to achieve an optimal blend of advertising and non-advertising content.

Substantially all of the advertisements on our network are provided by our advertisers. All of the advertising content displayed on our advertising network is reviewed by us to ensure compliance with PRC laws and regulations. See “—Regulation-Regulation of Advertising Services—Advertising Content.” We update advertising content for our programs played on digital TV screens on airplanes on a monthly basis. A majority of the non-advertising content played on our network is provided by third-party content providers such as Dragon TV, the Travel Channel and various satellite and cable television stations and television production companies. In January 2014, we entered into a strategic partnership with China Radio International Oriental Network (Beijing) Co., Ltd, which manages the internet TV business of China International Broadcasting Network, to operate the CIBN-AirNet channel to broadcast network TV programs to air travelers in China.

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

Customer Service

Our customer service team is responsible for contacting third-party research firms to compile evaluation reports based on selective sampling of the status of advertising on our network and providing advertisers with monthly monitoring reports once the relevant advertising campaign is launched on our network. At the same time, we also provide our advertisers with monthly reports prepared by third parties that verify the proper functioning of our displays and the proper dissemination of the advertisement when required by our advertisers; such reports are done through online survey to analyze the effectiveness of and public reaction to the advertisements. In addition, our network airlines are also actively involved in the monitoring process.

Competition

Air Travel Media Network

We compete primarily with several different groups of competitors in the air travel media market:

●	in-house advertising companies of airlines that may operate their own advertising networks; and
●	traditional advertising media, such as newspapers, television, magazines and radio.

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

Cryptocurrency Mining

Cryptocurrencies are decentralized digital currencies that enable near instantaneous transfers. Transactions occur via an open source, cryptographic protocol platform which uses peer-to-peer technology to operate with no central authority. The network is an online, peer-to-peer network that hosts the public transaction ledger, known as the blockchain, and each cryptocurrency is associated with a source code that comprises the basis for the cryptographic and algorithmic protocols governing the blockchain. In a cryptocurrency network, every peer has its own copy of the blockchain, which contains records of every historical transaction – effectively containing records of all account balances. Each account is identified solely by its unique public key (making it effectively anonymous) and is secured with its associated private key (kept secret, like a password). The combination of private and public cryptographic keys constitutes a secure digital identity in the form of a digital signature, providing strong control of ownership.

Given their decentralized nature, the value of cryptocurrencies is determined by market factors, supply of and demand for the units, the prices being set in transfers by mutual agreement or barter among transacting parties, as well as the number of merchants that may accept the cryptocurrency. Units of cryptocurrency can be converted to fiat currencies, such as the U.S. dollar, at rates determined on Coinbase and various other exchanges. Cryptocurrency prices are quoted on various exchanges and fluctuate with extreme volatility.

To mine cryptocurrencies such as Bitcoin and Ethereum, specialized computer servers (known as “miners”) need to be acquired and deployed at-scale to support blockchain in exchange of rewards in the form of cryptocurrencies. Given the sophistications as well as quantity on demand, the miners can only be built by a few manufacturers with required technological specialties and manufacturing capabilities. Hence, miners are continuously in short supplies and a premium over the listed retail price is required to secure a purchase of miners in significant quantities.

To addressing a continuous increasing of competition for rewards of cryptocurrency, miners are pooled together into organized mining pools associated with different groups of miners. Mining pools help to limit the variance involved with competing to support the blockchains and to dispense rewards more evenly on a pro rata basis based on the total hashing capacity contributed to the mining pool.

Accompanying the proliferation of the demands for cryptocurrencies, the cryptocurrency mining sector has seen a significant growth of competition ranging from individual enthusiasts to professional mining operators with dedicated data centers. At present, the information concerning the activities of competing individuals and enterprises is not readily available as the vast majority of the participants in this sector do not publish information publicly or the information may be unreliable. Published sources of information include "bitcoin.org" and "blockchain.info"; however, the reliability of that information cannot be assured.

Intellectual Property

To protect our brand and other intellectual property, we rely on a combination of trademark and trade secret laws as well as confidentiality agreements with our employees, sales agents, contractors and others. As of April 30, 2022, we have registered 23 major trademarks and one patent in China, including “往返”, “忘返” and “众伴”. We cannot be certain that our efforts to protect our intellectual property rights will be adequate or that third parties will not infringe or misappropriate these rights.

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

Limitations on Foreign Ownership in the Advertising Industry

Investment activities in the PRC by foreign investors are principally governed by the Catalogue of Industries for Encouraged Foreign Investment (2020 Edition) and the Special Administrative Measures for Access of Foreign Investment (Negative List) (2021 Edition). The Catalogue of Industries for Encouraged Foreign Investment (2020 Edition) and the Special Administrative Measures for Access of Foreign Investment (Negative List) (2021 Edition) classified the foreign-invested industries into two categories, namely (i) encouraged industries and (ii) industries within the catalogue of special administrative measures. As updated and clarified by the Special Administrative Measures for Access of Foreign Investment (Negative List) (2021 Edition), industries within the catalogue of special administrative measures are further divided into two sub-categories: “restricted” industries and “prohibited” industries. Unless otherwise prescribed by the PRC laws, industries which are not set out in the Catalogue of Industries for Encouraged Foreign Investment (2020 Edition) and the Special Administrative Measures for Access of Foreign Investment (Negative List) (2021 Edition) are permitted foreign-invested industries. Applicable regulations and approval requirements vary based on the different categories. Investments in the PRC by foreign investors through wholly foreign-owned enterprises must be in compliance with the applicable regulations, and such foreign investors must obtain governmental approvals as required by these regulations.

According to the Catalogue of Industries for Encouraged Foreign Investment (2020 Edition) and the Special Administrative Measures for Access of Foreign Investment (Negative List) (2021 Edition), the television program production and operation falls into the category of prohibited foreign investment industry, but the advertising industry is not listed in the Catalogue of Industries for Encouraged Foreign Investment (2020 Edition) or the Special Administrative Measures for Access of Foreign Investment (Negative List) (2021 Edition). As such, the advertising industry does not fall into the category of restricted or prohibited foreign investment industry.

Currently, our advertising business is mainly conducted through contractual arrangements with the VIEs in China, including AirNet Online, Linghang Shengshi and Iwangfan.

In addition, according to the Special Administrative Measures for Access of Foreign Investment (Negative List) (2021 Edition), a foreign entity is prohibited from owning more than 50% of any PRC entity that provides value-added telecommunication services. If we re-run our Wi-Fi business, it might be regarded as value-added telecommunication business. As a result, we would enter into concession rights contracts related to our Wi-Fi business via AirNet Online, which is expected to directly operate this business.

Our subsidiary, Chuangyi Technology, has entered into a series of contractual arrangements with AirNet Online, Linghang Shengshi and Iwangfan and their shareholders under which:

●	we are able to exert effective control over the VIEs and their respective subsidiaries;
●	a substantial portion of the economic benefits of the VIEs and their respective subsidiaries could be transferred to us; and
●	we have an exclusive option to purchase all of the equity interests in the VIEs in each case when and to the extent permitted by PRC law.

See “Item 4. Information on the Company—C. Organizational Structure” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements.”

In the opinion of our PRC legal counsel, Commerce & Finance Law Offices, save as described in this annual report, the contractual arrangements between Chuangyi Technology and the VIEs do not violate existing PRC laws and regulations, and in each case governed by PRC law, are (i) valid and legally binding on each party thereto, and (ii) enforceable in accordance with the terms thereof, subject as to enforceability to applicable bankruptcy, insolvency, moratorium, reorganization and similar laws affecting creditors’ rights generally, the discretion of relevant government agencies in exercising their authority in connection with the interpretation and implementation thereof and the application of relevant PRC laws and policies thereto, and to general equity principles.

We have been advised by our PRC legal counsel, however, that there are some uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities will not in the future take a view that is contrary to the opinion of our PRC legal counsel. We have been further advised by our PRC counsel that if the PRC government determines that the contractual arrangements do not comply with PRC government restrictions on foreign investment, we could be subject to certain penalties. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with PRC governmental restrictions on foreign investment, our business could be materially and adversely affected.”Regulation on Foreign Investment

On March 15, 2019, the Foreign Investment Law was enacted by the National People’s Congress, which became effective on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments.

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

On December 27, 2021, the NDRC and the MOFCOM, jointly issued the Negative List, effective from January 1, 2022. Pursuant to such Special Administrative Measures, if a domestic company engaging in the prohibited business stipulated in the Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors. According to the public responses of relevant officials from the NDRC and the MOFCOM to the reporters’ questions regarding the Negative List, no reduction shareholding percentage of foreign investor is required with respect to those existing enterprises listed overseas, the percentage of foreign shareholding of which have exceeded the stipulated threshold before the promulgation of the Negative List.

Regulation of Advertising Services

Business License for Advertising Companies

The SAMR is the primary governmental authority regulating advertising activities in China. Regulations that apply to advertising business primarily include: (i) Advertisement Law of the People’s Republic of China, promulgated by the Standing Committee of the National People’s Congress on October 27, 1994 and amended on April 24, 2015, October 26, 2018 and April 29, 2021; and (ii) Administrative Regulations for Advertising, promulgated by the State Council on October 26, 1987 and effective on December 1, 1987. Under applicable regulations governing advertising businesses in China, companies that engage in advertising activities must obtain from the SAMR or its local branches a business license which specifically includes within its scope the operation of an advertising business. Companies conducting advertising activities without such a license may be subject to penalties, including fines, confiscation of advertising income and orders to cease advertising operations. The business license of an advertising company is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of any relevant law or regulation. We do not expect to encounter any difficulties in maintaining our business licenses. Each of the VIEs which conducts such advertising business has obtained such a business license from the local branches of the SAMR as required by existing PRC regulations.

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

Outdoor Advertising

The PRC Advertising Law stipulates that the exhibition and display of outdoor advertisements must not:

●	utilize traffic safety facilities and traffic signs;
●	impede the use of public facilities, traffic safety facilities and traffic signs;
●	obstruct commercial and public activities or create an unpleasant sight in urban areas;

●	be placed in restrictive areas near government offices, cultural landmarks or historical or scenic sites; or
●	be placed in areas prohibited by the local governments at or above county level from having outdoor advertisements.

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

PRC Policies and Regulations relating to the Cryptocurrency Industry

According to the Circular of the People’s Bank of China, Ministry of Industry and Information Technology, China Banking Regulatory Commission, CSRC, and China Insurance Regulatory Commission on the Prevention of Risks from Bitcoin jointly promulgated by People’s Bank of China, Ministry of Industry and Information Technology, China Banking Regulatory Commission, CSRC, and China Insurance Regulatory Commission on December 3, 2013, or the Circular, Bitcoin shall be a kind of virtual commodity in nature, which shall not be in the same legal status with currencies and shall not be circulated as currencies and used in markets as currencies. The Circular also provides that financial institutions and payment institutions shall not engage in business in connection with Bitcoin.

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

According to the Circular on Regulating Virtual Currency “Mining” Activities jointly promulgated by the NDRC, the Publicity Department of the CPC Central Committee, the Office of Cyberspace Affairs Commission of the CPC Central Committee, the Ministry of Industry and Information Technology, the Ministry of Public Security, the Ministry of Finance, the People’s Bank of China, the State Administration of Taxation, the State Administration for Market Regulation, the China Banking and Insurance Regulatory Commission and the National Energy Administration on September 3, 2021, the PRC government classifies the virtual currency mining activities as the eliminated industry of the Catalogue for Guiding Industry Restructuring, which prohibits investments in projects falling within this category.

According to the Circular on Further Preventing and Disposing of Virtual Currency Trading Speculation Risks jointly promulgated by the People’s Bank of China, the Office of Cyberspace Affairs Commission of the CPC Central Committee, the Supreme People’s Court, the Supreme People’s Procuratorate, the Ministry of Industry and Information Technology, the Ministry of Public Security, the State Administration for Market Regulation, the PRC Banking and Insurance Regulatory Commission, CSRC and the State Administration of Foreign Exchange on September 15, 2021, virtual currency- related business activities, such as exchange between legal tender currencies and virtual currencies, exchange between virtual currencies, trading virtual currencies as central counterparty, providing information intermediary and pricing services for virtual currency trading, token issuance and financing, and virtual currency derivatives trading are illegal financial activities and are strictly prohibited and resolutely banned. Virtual currency- related business activities of an overseas virtual currency exchange which provides services to PRC residents via the Internet are illegal financial activities.

On March 12, 2022, the NDRC published the Market Access Negative List (2022 Edition), which lists the virtual currency mining activities as the “backward production processes and equipment” under the eliminated item in the Catalogue for Guiding Industrial Restructuring. According to the List, market entities are prohibited from investing in eliminated items.

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

On March 30, 2015, SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-invested Enterprises, or SAFE Circular 19, which will take effect on June 1, 2015. On June 9, 2016, the SAFE promulgated the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, which revised some provisions of SAFE Circular 19. SAFE Circular 19 and SAFE Circular 16 allows foreign-invested enterprises to settle 100% of their foreign exchange capitals on a discretionary basis and allows ordinary foreign-invested enterprises to make domestic equity investments by capital transfer in the original currencies, or with the amount obtained from foreign exchange settlement, subject to complying with certain requirements. According to SAFE Circular 19 and SAFE Circular 16, the RMB funds obtained by foreign-invested enterprises from the discretionary settlement of foreign exchange capitals shall be managed under the accounts pending for foreign exchange settlement payment, and foreign-invested enterprise shall not use its capital and the RMB funds obtained from foreign exchange settlement for the purposes within the following negative list: for expenditure beyond its business scope or expenditure prohibited by laws and regulations, for investments in securities or other investments than banks’ principal-secured products, for the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license, or for construction or expenses related to the purchase of real estate not for self-use, unless it is a foreign-invested real estate enterprise. Moreover, on January 26, 2017, SAFE promulgated Circular of the State Administration of Foreign Exchange on Further Advancing the Reform of Foreign Exchange Administration and Improving Examination of Authenticity and Compliance, or Circular 3. The Circular 3 states several control measures with respect to the outbound remittance of any profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks should review board resolutions, the original version of tax filing records and audited financial statements before wiring the foreign exchange profit distribution of a foreign-invested enterprise exceeding $50,000; and (ii) domestic entities should hold income to make up previous years’ losses before remitting the profits to offshore entities. Meanwhile, verification on the genuineness and compliance of foreign direct investments in domestic entities has also been tightened in accordance with Circular 3,

Pursuant to SAFE Circular 19, SAFE Circular 16 and SAFE Circular 3, foreign invested enterprises in China may convert part or all of the amount of the foreign currency in its capital account, special account for foreign debt or special account for overseas listing into RMB at any time after going through capitals review process with bank and supplement necessary supporting documents upon bank’s request for verification on genuineness and compliance. Nevertheless, it is still not clear whether foreign-invested enterprises like our PRC subsidiaries are allowed to extend intercompany loans to the VIEs.

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

In addition, under the EIT Law and its implementing rules, dividends generated after January 1, 2008 and payable by a FIE in China to its foreign investors who are non-resident enterprises will be subject to a 10% withholding tax unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. BVI, where Broad Cosmos, our wholly owned subsidiary, is incorporated, does not have such a tax treaty with China. AN China, the 100% shareholder of Chuangyi Technology, Shenzhen Yuehang and Xi’an Shengshi, is incorporated in Hong Kong. According to the Mainland and Hong Kong Special Administrative Region Arrangement on Avoiding Double Taxation or Evasion of Taxation on Income agreed between China and Hong Kong in August 2006, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise). On October 14, 2019, the State Administration of Taxation, or the SAT, issued Announcement of the State Taxation Administration on Issuing the Measures for Non-resident Taxpayers’ Enjoyment of Treaty Benefits, or SAT Circular 35, which became effective on January 1, 2020. Under these measures, our Hong Kong subsidiary needs to obtain approval from the competent local branch of the State Administration of Taxation in order to enjoy the preferential withholding tax rate of 5% in accordance with the Double Taxation Arrangement. In February 2009, SAT issued Notice No. 81. According to Notice No. 81, in order to enjoy the preferential treatment on dividend withholding tax rates, an enterprise must be the “beneficial owner” of the relevant dividend income, and no enterprise is entitled to enjoy preferential treatment pursuant to any tax treaties if such enterprise qualifies for such preferential tax rates through any transaction or arrangement, the major purpose of which is to obtain such preferential tax treatment. The tax authority in charge has the right to make adjustments to the applicable tax rates, if it determines that any taxpayer has enjoyed preferential treatment under tax treaties as a result of such transaction or arrangement. In October 2009, SAT issued another notice on this matter, or Notice No. 601, to provide guidance on the criteria to determine whether an enterprise qualifies as the “beneficial owner” of the PRC sourced income for the purpose of obtaining preferential treatment under tax treaties. Pursuant to Notice No. 601, the PRC tax authorities will review and grant tax preferential treatment on a case-by-case basis and adopt the “substance over form” principle in the review. Notice 601 specifies that a beneficial owner should generally carry out substantial business activities and own and have control over the income, the assets or other rights generating the income. Therefore, an agent or a conduit company will not be regarded as a beneficial owner of such income. On February 3, 2018, SAT issued Announcement of the State Administration of Taxation on Issues concerning “Beneficial Owners” in Tax Treaties, or Circular 9, which became effective on April 1, 2018 and superseded Notice No. 601. In comparison with Notice No. 601, Circular 9 enlarging and further explaining the scope of beneficial owner, supplementing the applicants deemed as beneficial owners who obtain proceeds from China as direct or indirect 100% shareholder, increasing the certainty of identifying beneficial owner. Since the two notices were issued, it has remained unclear how the PRC tax authorities will implement them in practice and to what extent they will affect the dividend withholding tax rates for dividends distributed by our subsidiaries in China to our Hong Kong subsidiary. If the relevant tax authority determines that our Hong Kong subsidiary is a conduit company and does not qualify as the “beneficial owner” of the dividend income it receives from our PRC subsidiaries, the higher 10% withholding tax rate may apply to such dividends.

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

Regulations on Data Privacy and Cybersecurity

On June 10, 2021, the Standing Committee of the PRC National People’s Congress issued the Data Security Law to regulate data processing activities and security supervision in the PRC, which came into effect on September 1, 2021. The Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data shall designate the personnel and the management body responsible for data security, carry out risk assessments for its data processing activities and file the risk assessment reports with the competent authorities. In addition, The Data Security Law provides a national security review procedure for those data activities which affect or may affect national security and imposes export restrictions on certain data and information.

On August 20, 2021, the Standing Committee of the PRC National People’s Congress promulgated the Personal Information Protection Law, effective on November 1, 2021, which further detailed the general rules and principles on personal data processing and further increase the potential liability of personal data processor.The Personal Information Protection Law integrates the scattered rules with respect to personal information rights and privacy protection. The Personal Information Protection Law provides the circumstances under which a personal information processor could process personal information, including but not limited to, where the consent of the individual concerned is obtained and where it is necessary for the conclusion or performance of a contract to which the individual is a contractual party. It also stipulates certain specific rules with respect to the obligations of a personal information processor, such as to inform the purpose and method of processing to the individuals, and the obligation of the third party who has access to the personal information by way of co-processing or delegation etc. Processors processing personal information exceeding the threshold to be set by the relevant authorities and critical information infrastructure operators are required to store, within the territory of the PRC, the personal information collected and produced within the PRC. Specifically, personal information processors using personal information for automated decision-making shall ensure the transparency of decision-making and the fairness and impartiality of the results and shall not impose unreasonable differential treatment on individuals in terms of pricing and other transaction conditions. The relevant governmental authorities shall organize assessment on mobile apps’ personal information protection and publicize the outcome. The mobile apps that are identified as not in compliance with personal information protection requirements under such law may be required to suspend or terminate the services and the operators may also be subject to penalties including confiscation of illegal revenues and fines. Furthermore, the Personal Information Protection Law also provides for the rights of natural persons whose personal information is processed and takes special care of the personal information of minors under 14 and sensitive personal information. We may be required to make adjustments to our business practices to comply with the personal information protection laws and regulations. In addition, critical information infrastructure operators, or personal information processors whose processing of personal information reaches the threshold amount prescribed by the national cyberspace authority, shall store within the territory of the People's Republic of China the personal information collected or generated by them within the territory of the People's Republic of China. Where it is necessary to provide such information to an overseas recipient, a security assessment organized by the national cyberspace authority shall be passed; if a security assessment is not required as provided by law, administrative regulations or the national cyberspace authority, such provision shall prevail. A personal information processor entrusting the processing of personal information to another party shall agree with the entrusted party on the purpose, period, and method of the contracted processing, the type of personal information to be processed, any protection measure to be taken, and the rights and obligations of both parties, etc., and supervise the activities of processing of personal information carried out by the contracted party. As of the date of this annual report, we have not been informed that we are a “critical information infrastructure operator” by any government authority. However, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator under PRC laws and regulations. If we are deemed a “critical information infrastructure operator” under PRC laws and regulations , we may be subject to obligations in addition to those with which we are currently obligated to comply.

On July 30, 2021, the State Council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to the Regulations on Protection of Critical Information Infrastructure, critical information infrastructure shall mean any important network facilities or information systems of the important industry or field such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, which may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, relevant administration departments of each critical industry and sector, or Protection Departments, shall be responsible to formulate eligibility criteria and determine the critical information infrastructure operator in the respective industry or sector. The operators shall be informed about the final determination as to whether they are categorized as critical information infrastructure operators.

On November 14, 2021, the Cyberspace Administration of China, or the CAC issued the Administrative Regulations of Cyber Data Security (Draft for Comments), or the Draft Cyber Data Security Regulations, which provide that data processors conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization or separation of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) listing abroad of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; (iv) other data processing activities that affect or may affect national security. However, there have been no clarifications from the relevant authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security” under the Draft Cyber Data Security Regulations.

December 28, 2021, the CAC, the NDRC, the Ministry of Industry and Information Technology, the Ministry of Public Security, the Ministry of National Security, the Ministry of Finance, the MOFCOM, the People’s Bank of China, the SAMR, the National Radio and Television Administration, the CSRC, the National Administration of State Secrets Protection and the State Cryptography Administration jointly released the Cybersecurity Review Measures, which took effect on February 15, 2022. Pursuant to the Cybersecurity Review Measures, network platform operators with personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before going to list abroad. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or the risk of a large amount of personal information being influenced and controlled or maliciously used by foreign governments after going public, and cyber information security risk.

Regulations on Overseas Listings

On December 24, 2021, the CSRC released the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Administrative Provisions, and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Filing Measures, both of which were open for public comments until January 23, 2022. The Draft Administrative Provisions and the Draft Filing Measures propose to establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. According to the Draft Administrative Provisionsand the Draft Filing Measures, an overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. Specifically, the examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, and the main place of business is in the PRC or carried out in the PRC. According to The Draft Administrative Provisions and the Draft Filing Measures, the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC for its initial public offering, follow-on offering and other equivalent offering activities. Particularly, the issuer shall submit the filing with respect to its follow-on offering within three business days after completion of the follow-on offering. Failure to comply with the filing requirements may result in fines to the relevant domestic companies, suspension of their businesses, revocation of their business licenses or related operation permits and fines on the controlling shareholder and other responsible persons. The Draft Administrative Provisionsalso sets forth certain regulatory red lines for overseas offerings and listings by domestic enterprises.

As of the date of this annual report, the Draft Administrative Provisions and the Draft Filing Measures were released for public comment only. There are uncertainties as to whether the Draft Administrative Provisions and the Draft Filing Measures would be further amended, revised or updated. Substantial uncertainties exist with respect to the enactment timetable and final content of the Draft Administrative Provisions and the Draft Filing Measures. As the CSRC may formulate and publish guidelines for filings in the future, the Draft Filing Measures does not provide for detailed requirements of the substance and form of the filing documents. In a Q&A released on its official website, the respondent CSRC official indicated that the proposed new filing requirement will start with new companies and the existing companies seeking to carry out activities like follow-on financing. As for the filings for the existing companies, the regulator will grant adequate transition period and apply separate arrangements. The Q&A also addressed the contractual arrangements and pointed out that if relevant domestic laws and regulations have been observed, companies with compliant VIE structure may seek overseas listing after completion of the CSRC filings. Nevertheless, it does not specify what qualify as compliant VIE structures and what relevant domestic laws and regulations are required to be complied with. Given the substantial uncertainties surrounding the latest CSRC filing requirements at this stage, we cannot assure you that we will be able to complete the filings and fully comply with the relevant new rules on a timely basis, if at all, if we were to conduct any overseas offering.

Assuming the Draft Administration Regulations and the Draft Filing Measures become effective in their current forms, any of our offering and listing in an overseas market in future may be subject to the filing with the CSRC.

Seasonality

Our operating results and operating cash flows historically have been subject to seasonal variations. This pattern may change, however, as a result of new market opportunities or new product introductions.

C. Organizational Structure

The following diagram illustrates our principal subsidiaries, VIEs and VIEs’ subsidiaries as of April 30, 2022:

Air Net Technology Inc.(Cayman Islands)
100%
Broad Cosmos Enterprises Ltd.(BVI)
100%
Air Net International Limited (BVI)
100%
100%
Air Net (China) Limited (HK)
Blockchain Dynamics Limited (HK)
100%
Energy Bytes Inc. (U.S.)
Air Joy Media Private Limited (Singapore)
Outside PRC
Inside PRC
100%
100%
100%
100%
Shenzhen Yuehang Information Technology Co., Ltd
Yuehang Chuangyi Technology (Beijing) Co., Ltd
Xian Shengshi Dinghong Information Technology Co., Ltd
Yuehang Sunshine Network Technology Group Co., Ltd. (1)
Beijing Linghang Shengshi Advertising Co., Ltd. (4)
Wangfan Tianxia Network Technology Co., Ltd. (3)
100%
97.1%
30.0%
47.2%
100%
98.8%
75%
85%
100%
Beijing Yuehang Digital Media Advertising Co., Ltd (2)
Air Esurfing Information Technology Co., Ltd.
Beijing AirNet Pictures Co., Ltd.
Wangfan Linghang Mobile Network Technology Co., Ltd.
Dingsheng Ruizhi (Beijing) Investment Consulting Co., Ltd.
Beijing Wangfan Jiaming Advertising Co., Ltd.
Beijing Airport United Culture Media Co., Ltd.
Yuehang Zhongying E-commerce Co., Ltd.
Yuehang Sunshine (Beijing) Asset Manageme nt Co., Ltd.
Guangzhou Meizheng Online Network Technology Co., Ltd.
51%
70%
100%
75%
100%
Shandong AirMedia Cheweishi Network Technology Co., Ltd.
Beijing Wangfan Jiaming Pictures Co., Ltd
Wenzhou Yuehang Advertising Co., Ltd.
Beijing Dongding Gongyi Advertising Co., Ltd.
Meizheng Network Information Technology Co., Ltd.

Notes:

(1)	AirNet Online is owned as to owned as to 80.0%, 15.0% and 5.0% by Herman Guo, Qing Xu and Tao Hong, respectively. Yi Zhang divested all his equity interests in AirNet Online in April 2019.
(2)	In December 2016, AirNet Online and an individual signed concurrently an equity transfer agreement and an entrusted equity holding agreement, pursuant to which AirNet Online transferred 100% equity interests in Beijing Yuehang to the individual and entrusted the individual to act as the nominee shareholder of the foregoing equity interests.

In December 2017, the individual and a third-party company signed an equity transfer agreement, pursuant to which the individual transferred 15% equity interests in Beijing Yuehang to the third-party company, and AirNet Online signed another entrusted equity holding agreement with the third-party company, pursuant to which AirNet Online entrusted the third-party company to act as the nominee shareholder of the foregoing equity interests. The entrusted equity holding agreement with this third-party company terminates upon the earlier of (i) three years from the date of the entrusted equity holding agreement or (ii) the transfer of all entrusted equity by AirNet Online to AirNet Online itself or a third party designated by AirNet Online.

In September 2019, the individual and another individual signed an equity transfer agreement, pursuant to which the individual transferred 85% equity interests in Beijing Yuehang to the other individual, and AirNet Online signed another entrusted equity holding agreement with the other individual, pursuant to which AirNet Online entrusted the other individual to act as the nominee shareholder of the foregoing equity interest. The entrusted equity holding agreement with this individual terminates upon the earlier of (i) one years from the date of the entrusted equity holding agreement or (ii) the transfer of all entrusted equity by AirNet Online to AirNet Online itself or a third party designated by AirNet Online.

In September 2020, Beijing Yuehang and another third-party company signed a capital increase agreement, pursuant to which the other third-party company subscribe 1.6103% equity interests in Beijing Yuehang.

In August 2021, the individual and another individual signed an equity transfer agreement, pursuant to which the individual transferred 5.0002% equity interests in Beijing Yuehang to the other individual, and AirNet Online signed another entrusted equity holding agreement with the other individual, pursuant to which AirNet Online entrusted the other individual to act as the nominee shareholder of the foregoing equity interest. The entrusted equity holding agreement with this individual terminates upon the earlier of (i) two years from the date of the entrusted equity holding agreement or (ii) the transfer of all entrusted equity by AirNet Online to AirNet Online itself or a third party designated by AirNet Online.

AirNet Online as the actual major investor in Beijing Yuehang continues to hold actual controlling shareholder rights and receive benefits from the investment in Beijing Yuehang.

(3)	Iwangfan is owned as to 90.0% and 10.0% by Herman Man Guo and Lin Wang, respectively. Tao Hong divested all his equity interests in Iwangfan in December 2021. AirNet Online signed an entrusted equity holding agreement with Lin Wang, pursuant to which AirNet Online entrusted Lin Wang to act as the nominee shareholder of the foregoing equity interests. The entrusted equity holding agreement with this individual terminates upon the earlier of (i) two years from the date of the entrusted equity holding agreement or (ii) the transfer of all entrusted equity by AirNet Online to AirNet Online itself or a third party designated by AirNet Online.
(4)	Linghang Shengshi is owned as to 86.9193%, 12.9954% and 0.0852% by Herman Man Guo, Qing Xu and Xiao Ya Zhang, respectively. Yi Zhang divested all his equity interests in Linghang Shengshi in October 2020.

Substantially all of our operations are conducted through contractual arrangements with the VIEs in China, namely Linghang Shengshi, Iwangfan and AirNet Online. We do not have any equity interests in the VIEs, but instead enjoy the economic benefits derived from them through a series of contractual arrangements. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements” for a description of these arrangements.

D. Property, Plants and Equipment

As of April 30, 2022, our headquarters locates in Beijing, China. Our branch offices lease approximately 358 square meters of office space in two other locations in China.

In addition, we own approximately 2,109 square meters of office space in China. In September 2014 and April 2015, we entered into the agreements to purchase an office space of approximately 2,109 square meters in Beijing for a total consideration of RMB65 million ($9.4 million).

To accommodate our increasing scale of operations in the United States, we entered into a lease agreement for a term of three years, pursuant to which we agreed to lease approximately four acres of land including approximately 22,603 square feet of office space in Houston, Texas.

ITEM 4A.UNRESOLVED STAFF COMMENTS

None.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Important Factors Affecting the Results of Operations of Our Cryptocurrency Mining Business

The value of cryptocurrencies is determined by market factors, supply of and demand for the units, the prices being set in transfers by mutual agreement or barter among transacting parties, as well as the number of merchants that may accept the cryptocurrency. Units of cryptocurrency can be converted to fiat currencies, such as the U.S. dollar, at rates determined on Coinbase and various other exchanges. Cryptocurrency prices are quoted on various exchanges and fluctuate with extreme volatility.

To mine cryptocurrencies such as Bitcoin and Ethereum, specialized computer servers (known as “miners”) need to be acquired and deployed at-scale to support blockchain in exchange of rewards in the form of cryptocurrencies. Given the sophistications as well as quantity on demand, the miners can only be built by a few manufacturers with required technological specialties and manufacturing capabilities. Hence, miners are continuously in short supplies and a premium over the listed retail price is required to secure a purchase of miners in significant quantities.

Recent Developments

On January 27, 2022, we announced the entry into an equipment purchase agreement for the purchase of 4,800 Bitmain Antminer S-19 XP miners with an intended delivery in equal monthly installments of 800 units in the second half of 2022 in the United States. The aggregate purchase price for these miners is approximately US$60 million (subject to potential adjustments based on the hash rate of the delivered units), for which our business partner, Foundry Digital LLC will provide financing through its Foundry X.

On April 6, 2022, we entered into an investment agreements with Unistar, pursuant to which we issued (i) 177,953,891 ordinary shares, and (ii) warrants to purchase an aggregate of 117,805,476 newly issued ordinary shares, to Unistar and Northern Shore in exchange for the delivery and transfer of 5,000 ANTMINER S19 and 2,000 INNO A11 computer servers to further expand our cryptocurrency business.

We expect to restructure our business in 2022 by selling our air travel media network business to our chairman and chief executive officer, Mr. Herman Man Guo, and then primarily focus on cryptocurrency mining business. Such restructuring plan has not been considered or approved by our board of directors as of the date of this annual report.

Revenues

We mainly generate revenues from (1) the sale of advertising time slots and locations on our advertising network and (2) our cryptocurrency mining business.

	Fiscal Years Ended December 31,
	2019		2020		2021
		% of		% of		% of
		Total		Total		Total
	Amount	Revenues	Amount	Revenues	Amount	Revenues

	(in thousands of U.S. dollars, except percentages)
Air travel media network	$25,954	99.0%	$23,474	99.7%	9,191	77.9%
Cryptocurrency mining	—	—	—	—	2,604	22.1%
Other media	271	1.0%	72	0.3%	1	0.0%
Total revenues	26,225	100.0%	23,546	100.0%	11,796	100.0%
Business tax and other sales tax	(203)	(0.8)%	(112)	(0.5)%	(119)	(1.0)%
Net revenues	$26,022	99.2%	$23,434	99.5%	11,677	99.0%

Revenues from Air Travel Media Network and Other Media

Our air travel media network revenues from operations in 2019, 2020 and 2021 mainly consisted of revenues from advertising and programming on digital TV screens on airplanes and other revenues in air travel.

Revenues from our air travel media network accounted for 99.0%, 99.7% and 77.9% of our total revenues for the years ended December 31, 2019, 2020 and 2021, respectively. Our network consisted of six airlines as of December 31, 2019 and 2020 and five airlines as of December 31, 2021.

Revenue from cryptocurrency mining accounted for 22.1% of our total revenues for the years ended December 31, 2021.

Revenues from other media were primarily revenues from our trains Wi-Fi advertising promotion, public account promotion, long-haul buses Wi-Fi advertising. Starting from early 2018, we gradually ceased our operations of Wi-Fi service on long-haul buses, and scaled down operations in providing Wi-Fi services on trains, which was then ceased in 2019.

The most significant factors that directly or indirectly affect our revenues include the following:

●	our ability to retain existing advertisers and attract new advertisers;
●	our ability to retain existing concession rights to operate digital TV screens on airplanes and to add additional airlines to our network;

●	our ability to continue providing effective advertising solutions that enable advertisers to reach their target audiences;
●	the demand in general for air travel media network;
●	the state of the PRC and global economy; and
●	unique industry risks associated with our cryptocurrency mining business, which are outside of our control and may have material adverse effects on our business, including, among others: risks associated with the need for significant amounts of low-cost and reliable electricity; our need for consistent, high-speed, and highly secure internet connectivity; intense competition for new miners and the necessary infrastructure to support industrial-scale cryptocurrency mining operations; cybersecurity risks; network hash rate and difficulty; and competition for a fixed supply of cryptocurrency.

Business Tax, Value-added Tax and Other Sales Related Tax

Our PRC subsidiaries are subject to value-added tax at a rate of 6% on revenues from advertising services and paid after deducting input value-added tax, or VAT, on purchases. The net VAT balance between input VAT and output VAT is reflected in the account under input VAT receivable or other taxes payable. Our gross revenue is presented net of the VAT.

Pursuant to the Circular on Adjustment of Governmental Funds by the Ministry of Finance of China on April 22, 2019, which took effect on July 1, 2019, the construction fee for cultural undertakings attributed to the central government reduces by 50%, and the construction fee for cultural undertakings attributed to regional government reduced by a percentage within the limits of 50%.

Cost of Revenues

During the periods covered by this annual report, our cost of revenues consisted primarily of concession fees, cryptocurrency mining cost, agency fees and advertisement publishing fees, non-deductible input VAT that generate in prior years and other costs, including equipment depreciation costs, operating costs and non-advertising content costs. The following table sets forth the major components of our cost of revenues, both in amounts and as percentages of net revenues for the periods indicated.

	Fiscal Years Ended December 31,
	2019		2020		2021
	Amount	%	Amount	%	Amount	%

	(in thousands of U.S. Dollars, except percentages)
Net revenues	$26,022	100.0%	$23,434	100.0%	$11,677	100.0%
Cost of revenues
Concession fees	(13,526)	(52.0)%	(10,752)	(45.9)%	(7,297)	(62.5)%
Cryptocurrency mining cost	—	—	—	—	(2,879)	(24.7)%
Agency fees and advertisement publishing fees	(7,003)	(26.9)%	(5,225)	(22.3)%	(1,815)	(15.5)%
Non-deductible input VAT that generated in prior years	(10,998)	(42.3)%	(1,318)	(5.6)%	(521)	(4.5)%
Others	(2,060)	(7.9)%	(2,293)	(9.8)%	(2,263)	(19.4)%
Total cost of revenues	$(33,587)	(129.1)%	$(19,588)	(83.6)%	$(14,775)	(126.5)%

Concession Fees

We incur concession fees to airlines for placing our programs on their digital TV screens. This type of fee constitutes a significant portion of our cost of revenues. Most of the concession fees paid to airlines were fixed under the relevant concession rights contracts with escalation clauses, which required fixed fee increases over each year of the relevant contract, and payments were usually due three or six months in advance. We recognized concession fees of $13.5 million, $10.8 million and $7.3 million in 2019, 2020 and 2021, respectively.

The decrease from 2019 to 2020 was mainly because airline companies discounted concession fees during the outbreak of COVID-19. Under the further impact of the outbreak of COVID-19, the sales orders also decreased in 2021, resulting in a decrease in concession fees.

Cryptocurrency Mining Cost

The cryptocurrency mining cost mainly represents the depreciation cost of the computer servers specifically designed for mining cryptocurrencies. All the servers owned by us as of December 31, 2021 were delivered in January and April 2021.

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

Non-deductible input VAT that generated in prior years

We recognized the certified and estimated input VAT as asset. We written off the estimated input VAT and recognized a cost of non-deductible input VAT that was generated in prior years of $11.0 million, $1.3 million and $0.5 million for the year ended December 31, 2019, 2020 and 2021, respectively. In 2018, we ceased operation in gas station media network and on long-haul bus Wi-Fi, and planned to dispose the assets related to these businesses. The input VAT was expected to be used to deduct the output VAT of assets disposal. However, in 2019, only a small part of the related assets has been discarded instead of disposal, and for the remaining, we estimated that these assets would not be disposed in the future, and no such output VAT would be generated. Apart from that, the entities with relevant business were not expected to generate enough revenue of which the output VAT could cover the balance of input VAT. As a result, we wrote off $11.0 million of the input VAT that was estimated to be used from the sale of assets or generation of revenue in 2019 in the year ended December 31, 2019. In 2020, the economy was adversely affected by COVID-19 and we determined that the possibility of receiving invoices to offset the remaining estimated input VAT was remote. Therefore, we wrote off the remaining balance of $1.3 million and $0.5 million as cost in the year ended December 31, 2020 and 2021, respectively.

Others

Other cost of revenues includes the following:

●	Equipment Depreciation. Generally, we capitalized the cost of our airline related equipment, digital TV screens, light boxes and recognized depreciation costs on a straight-line basis over the term of their useful lives, which we estimate to be five years. The primary factors affecting our depreciation costs were the number of digital TV screens, as well as the remaining useful life of the equipment.
●	Equipment Maintenance Cost. Our maintenance cost consisted of salaries for our network maintenance staff, travel expenses in relation to on-site visits and monitoring and costs for materials and maintenance in connection with the upkeep of our media network. The primary factor affecting our equipment maintenance cost was the size of our network maintenance staff.
●	Non-advertising Content Cost. The programs on the majority of our digital TV screens combine advertising content with non-advertising content, such as comedy clips, movie and TV series. Our in-flight programs typically range from approximately 45 to 120 minutes per flight, approximately 40 to 45 minutes of which consist of non-advertising content. The majority of the non-advertising content broadcast on our network was provided by third-party content providers such as various local television stations and television production companies. We pay a fixed price for some content.

Our other cost of revenues remained at a consistent level in 2021 compared to 2020.

Operating Expenses

During the periods covered by this report, our operating expenses consisted of general and administrative expenses, selling and marketing expenses and research and development expenses. The following table sets forth the three components of our operating expenses, and as a percentage of net revenues for the periods indicated.

	Fiscal Years Ended December 31,
	2019		2020		2021
	Amount	%	Amount	%	Amount	%

	(in thousands of U.S. Dollars, except percentages)
Net revenues	$26,022	100.0%	$23,434	100.0%	$11,677	100.0%
Operating expenses
General and administrative expenses	(20,208)	(77.7)%	(9,807)	(41.8)%	(8,533)	(73.1)%
Selling and marketing expenses	(4,445)	(17.1)%	(2,533)	(10.8)%	(1,978)	(16.9)%
Research and development expenses	(1,157)	(4.4)%	(724)	(3.1)%	(365)	(3.1)%
Total operating expenses	$(25,810)	(99.2)%	$(13,064)	(55.7)%	(10,876)	(93.1)%

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

Taxation

Cayman Islands

We are an exempted company incorporated in the Cayman Islands. The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares and ADSs will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares or ADSs, nor will gains derived from the disposal of our ordinary shares or ADSs be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in respect of the issue of the shares or on an instrument of transfer in respect of a share.

British Virgin Islands

We and all dividends, interest, rents, royalties, compensation and other amounts paid by us to persons who are not resident in the BVI and any capital gains realized with respect to any shares, debt obligations, or other securities of us by persons who are not resident in the BVI are exempt from all provisions of the Income Tax Ordinance in the BVI.

No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not resident in the BVI with respect to any shares, debt obligation or other securities of us.

All instruments relating to transfers of property to or by us and all instruments relating to transactions in respect of the shares, debt obligations or other securities of us and all instruments relating to other transactions relating to our business are exempt from payment of stamp duty in the BVI. This assumes that we do not hold an interest in real estate in the BVI.

There are currently no withholding taxes or exchange control regulations in the BVI applicable to us or our members.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, from the year of assessment 2018/2019 onwards, the subsidiaries in Hong Kong are subject to profits tax at the rate of 8.25% on assessable profits up to HK$2.0 million; and 16.5% on any part of assessable profits over HK$2.0 million. Under the Hong Kong tax laws, we are exempted from the Hong Kong income tax on our foreign-derived income. In addition, payments of dividends from our Hong Kong subsidiary to us are not subject to any Hong Kong withholding tax. No provision for Hong Kong profits tax was made as we had no estimated assessable profit that was subject to Hong Kong profits tax during 2018, while a small profit was accrued during 2020 and 2021.

Singapore

In Singapore, startups (where any of the first 3 years falls in or after 2020) are allowed to claim a 75% tax exemption on the first S$100,000 of qualifying expenses for the first three years falls in 2020 onwards, 50% tax exemption on the next S$100,000 of normal chargeable income for which they are to be taxed. Any further income earned is taxed at the usual corporate tax rate of 17%. No provision for Singapore corporate tax was made as we had no estimated assessable profit that was subject to Singapore corporate tax during 2019, 2020 and 2021.

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

Linghang qualified for the HNTE at the end of 2017 and entitled to an EIT rate of 15% until December 26, 2020, and is entitled to an EIT rate of 25% afterwards.

Air Esurfing qualified for the HNTE in 2018 and entitled to an EIT rate of 15% until September 10, 2021, and is entitled to an EIT rate of 25% afterwards.

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

	Years Ended December 31,
	2019	2020	2021

	(in thousands of U.S. Dollars, except
	share, per share and per ADS data)
Consolidated Statements of Operations Data:
Revenues:
Air Travel Media Network	25,954	23,474	9,191
Cryptocurrency Mining Cost	—	—	2,604
Other Media	271	72	1
Total revenues	26,225	23,546	11,796
Business tax and other sales tax	(203)	(112)	(119)
Net revenues	26,022	23,434	11,677
Cost of revenues	(33,587)	(19,588)	(14,775)
Gross (loss) income	(7,565)	3,846	(3,098)
Operating expenses:
Selling and marketing	(4,445)	(2,533)	(1,978)
General and administrative	(20,208)	(9,807)	(8,533)
Research and development	(1,157)	(724)	(365)
Impairment of fixed assets, prepaid equipment cost and intangible assets	—	—	—
Total operating expenses	(25,810)	(13,064)	(10,876)
Loss from operations	(33,375)	(9,218)	(13,974)
Interest expense, net	(436)	(742)	(1,120)
Loss from and impairment on long-term investments	(2,703)	(2,947)	(2,990)
Other income, net	3,301	9,120	581
Loss from operations before income taxes	(33,213)	(3,787)	(17,503)
Less: income tax expenses (benefits)	691	(10,235)	284
Net (loss) income	(33,904)	6,448	(17,787)
Less: Net loss attributable to noncontrolling interests	(2,427)	(1,079)	(452)
Net (loss) income attributable to AirNet Technology Inc.’s shareholders	$(31,477)	$7,527	$(17,335)

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Net Revenues. Our net revenues decreased by 50.0% to $11.7 million in 2021 from $23.4 million in 2020. The decrease was primarily due to the reduced flights and decreased demand in our advertising and media services as a result of the persisted impact of the COVID-19 outbreak.

Revenues from air travel media network: Revenues from air travel media network decreased by 60.8% from $23.5 million in 2020 to $9.2 million in 2021. Among our revenues from air travel media network, revenues from digital TV screens on airplanes were $21.6 million and $7.5 million in 2020 and 2021, respectively. The decrease in revenues from digital TV screens on airplanes was mainly resulted from reduced flights and decreased demand and sales of our services of airline advertising and TV programing amid the persisted impact of the outbreak of COVID-19. The airlines that we cooperated with also decreased.

Revenues from cryptocurrency mining: We have started to generate revenue from cryptocurrency mining in 2021 and recognized related revenue of $2.6 million for the same year.

Cost of Revenues. Our cost of revenues decreased by 24.6% to $14.8 million in 2021 from $19.6 million in 2020. Our cost of revenues as a percentage of our net revenues increased to 126.5% in 2021 from 83.6% in 2020. This increase was mainly due to the less services provided from air travel media network which is consistent with the decrease trend of the revenues. Cost of non-deductible input VAT that generated in prior years were $1.3 million and $0.5 million for the year ended December 31, 2020 and 2021, respectively.

Concession fees decreased by 32.1% to $7.3 million in 2021 from $10.8 million in 2020, and concession fees as a percentage of net revenues decreased to 62.5% in 2021 from 45.9% in 2020, mainly due to that according to the less demand for our digital and media services we prudently reduce our input and the amount of concession contracts signed. Agency fees and advertisement publishing fees decreased by 65.3% to $1.8 million in 2021 from $5.2 million in 2020 mainly due to decreasing demand for advertising publishing under the impact of the COVID-19 outbreak.

Cryptocurrency mining costs accounted for 24.7% of total cost of revenue and it mainly represents the depreciation cost of the computer servers specifically designed for mining cryptocurrencies.

Operating Expenses. Our operating expenses decreased by 16.8% to $10.9 million in 2021 from $13.1 million in 2020.

●	Selling and Marketing Expenses. Our selling and marketing expenses decreased by 21.9% to $2.0 million in 2021 from $2.5 million in 2020. Our selling and marketing expenses mainly consisted of $1.7 million and $1.5 million staff expenses for the year ended December 31, 2020 and 2021, respectively. The selling expense decreased primarily due to the decrease of staff expenses and other marketing activities of $0.2 million.
●	General and Administrative Expenses. Our general and administrative expenses decreased by 13.0% to $8.5 million in 2021 from $9.8 million in 2020. The staff expenses decreased from $4.4 million in 2020 to $3.4 million in 2021, because we optimized our employee structure to mitigate the impact of the COVID-19 outbreak.
●	Research and Development Expenses. Our research and development expenses decreased by 49.6% to $0.4 million in 2021 from $0.7 million in 2020. This decrease was mainly due to the decrease of the number of research staffs and salaries.

Loss from Operations. We recorded a loss from operations of $14.0 million in 2021, as compared to a loss from operations of $9.2 million in 2020, as a cumulative result of the above factors.

Other income, net. Other income, net decreased to $0.6 million in 2021 from $9.1 million in 2020, mainly because we recorded income from disposing of these subsidiaries of $9.0 million in 2020.

Income tax expenses (benefits). We incurred income tax expense of $0.3 million for 2021. We recognized income tax benefits of $10.2 million in 2020, primarily due to the reversal of an uncertain tax position of $11.1 million as a result of the expiration of statute of limitations as of December 31, 2020.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Net Revenues. Our net revenues decreased by 9.9% to $23.4 million in 2020 from $26.0 million in 2019. The decrease was primarily due to the decrease in revenues from air travel media network affected by COVID-19 outbreak.

Revenues from air travel media network: Revenues from air travel media network decreased by 9.6% from $26.0 million in 2019 to $23.4 million in 2020. Among our revenues from air travel media network, revenues from digital TV screens on airplanes were $23.7 million and $21.6 million in 2019 and 2020, respectively. The slight decrease in revenues from digital TV screens on airplanes mainly resulted from a decrease in advertisers’ demand for digital TV screens during the COVID-19 outbreak.

Revenues from other media: Revenues from other media were primarily revenues from our trains Wi-Fi advertising promotion, which we no longer provide, and public account promotion. Revenue from other media is insignificant and is not expected to be significant in the future.

Cost of Revenues. Our cost of revenues decreased by 41.7% to $19.6 million in 2020 from $33.6 million in 2019. Our cost of revenues as a percentage of our net revenues decreased to 83.6% in 2020 from 129.1% in 2019. This decrease was mainly due to decreases in both cost of non-deductible input VAT that was generated in prior years and concession fees. Cost of non-deductible input VAT that was generated in prior years were $11.0 and $1.3 million for the year ended December 31, 2019 and 2020, respectively. We ceased the operation in gas station media network and on long-haul bus Wi-Fi in 2018, and planned to dispose the assets related to these businesses. The input VAT was expected to be used to deduct the output VAT of assets disposal. However, in 2019, only a small part of the related assets has been discarded instead of disposal, and for the remaining, we estimate that these assets would not be disposed in the future, and no such output VAT would be generated. Apart from that, the entities with relevant business were not expected to generate enough revenue of which the output VAT could cover the balance of input VAT. As a result, we wrote off $11.0 million of the input VAT that was estimated to be used from the sale of assets or generation of revenue in 2019 in the year ended December 31, 2019. In 2020, the economy was adversely affected by COVID-19 and we determined that the possibility of receiving invoices to offset the remaining the estimated input VAT was remote. Therefore, we wrote off the remaining balance in the year ended December 31, 2020.

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

Operating Expenses. Our operating expenses decreased by 49.4% to $13.1 million in 2020 from $25.8 million in 2019.

●	Selling and Marketing Expenses. Our selling and marketing expenses decreased by 43.0% to $2.5 million in 2020 from $4.4 million in 2019. Our selling and marketing expenses mainly consisted of $1.7 million and $3.0 million staff expenses for the year ended December 31, 2020 and 2019, respectively. The selling expense decreased primarily due to (1) a decrease in staff number as we ceased operations in Wi-Fi services on trains in 2019 and laid off a certain number of staff to mitigate the impact from COVID-19, and (2) government’s favorable policy on reducing social security cost during the COVID-19 outbreak.
●	General and Administrative Expenses. Our general and administrative expenses decreased by 51.5% to $9.8 million in 2020 from $20.2 million in 2019. This decrease was mainly due to decreases in bad debt expenses and staff expenses. Our bad debt expenses decreased to $0.4 million in 2020 from $7.2 million in 2019 primarily due to decreases in allowance provided for other current assets and prepaid equipment cost of air Wi-Fi and satellite equipment, partially offset by an increase in allowance provided for accounts receivable. The staff expenses decreased to $4.4 million in 2020 from $7.1 million in 2019, because we dismissed approximately one third of the employees in administrative departments in the first half of 2020 to mitigate the impact of the COVID-19 outbreak.
●	Research and Development Expenses. Our research and development expenses decreased by 37.4% to $0.7 million in 2020 from $1.2 million in 2019. This decrease was mainly due to the fact that we paused our research and development activities during the outbreak of COVID-19.

Loss from Operations. Loss from operation decreased to $9.2 million in 2020 from $33.4 million in 2019 as a cumulative result of the above factors.

Other income, net. Other income, net increased significantly to $9.1 million in 2020 from $3.3 million in 2019, mainly due to the disposal of three of the consolidated affiliated entities, namely GreatView Media, AMHL Mobile and Flying Dragon, in 2020 that had generated significant accumulative deficits as of their respective disposal dates. We recorded income from disposing of these subsidiaries of $9.0 million in 2020.

Income tax expenses (benefits). We recognized income tax benefits of $10.2 million in 2020, primarily due to the reversal of an uncertain tax position of $11.1 million as a result of the expiration of statute of limitations as of December 31, 2020, while we incurred income tax expenses of $0.7 million in 2019 related to taxable income for 2019.

Share-based Compensation

2012 Share incentive plan

In 2012, we adopted the 2012 Share Incentive Plan, or the Plan, which provides for 6,000,000 ordinary shares options to be granted to employees and directors. Share options under this Plan may vest over a service period, performance condition or market condition, as specified in each award. Share options expire 5 years from the grant date. The plan is matured in 2022 and has been extended to 2024.

The fair value of each option granted was estimated on the date of grant/modification using the Black-Scholes option pricing model.

We recorded share-based compensation of $0.2 million, $0.2 million and $0.2 million for the years ended December 31, 2019, 2020 and 2021, respectively.

Inflation

Historically inflation has not had a significant effect on our business. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2019, 2020 and 2021 was increase of 4.5%, 2.5%, and 0.9%, respectively.

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

Recently Issued Accounting Pronouncements

See Item. 17 of Part III, “Financial Statements—Note 2—Summary of significant accounting policies-Recent issued accounting standard.”

B. Liquidity and Capital Resources

To date, we have financed our operations primarily through internally generated cash, the sale of preferred shares in private placements and the proceeds we received from our initial public offering.

We incurred losses from operations of $9.2 million and $14.0 million for the years ended December 31, 2020 and 2021, respectively. As of December 31, 2021, we had an accumulated deficit of $304.9 million and a working capital deficiency of $68.3 million. We had negative cash flows from operating activities for the years ended December 31, 2020 and 2021 of $5.6 million and $4.4 million, respectively. These conditions raise substantial doubt about our ability to continue as a going concern.

We intend to meet the cash requirements for the next 12 months from the date of this annual report through business restructuring plan. We plan to restructure our business by selling air travel media network business to our chairman and chief executive officer, Mr. Herman Man Guo, and then focus on cryptocurrency mining. On January 27, 2022, we announced the entry into an equipment purchase agreement for the purchase of 4,800 Bitmain Antminer S-19 XP miners valued at approximately $60 million with an intended delivery in equal monthly installments of 800 units in the second half of 2022 in the United States. On April 6, 2022, we issued (i) 177,953,891 ordinary shares, which were valued at $34,167,147 and (ii) warrants to purchase an aggregate of 117,805,476 newly issued ordinary shares, which were valued at $11,781.

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

We generally deposit our excess cash in interest-bearing bank accounts. Although we consolidate the results of the VIEs in our consolidated financial statements, we can only receive cash payments from them pursuant to our contractual arrangements with them and their shareholders. See “Item 4. Information on the Company—C. Organizational Structure.” Our principal uses of cash primarily include contractual concession fees and other investments and, to a lesser extent, salaries and benefits for our employees and other operating expenses. We expect that these will remain our principal uses of cash in the foreseeable future. We may also use additional cash to fund strategic acquisitions.

Cash Flow

The following table shows our cash flows with respect to operating activities, investing activities and financing activities for the years ended December 31, 2019, 2020 and 2021:

	Years Ended December 31,
	2019	2020	2021

	(in thousands of U.S. Dollars)
Net cash used in operating activities	(14,916)	(5,555)	(4,975)
Net cash provided by investing activities	4,440	352	—
Net cash (used in) / provided by financing activities	(4,323)	19,164	(9,433)
Effect of exchange rate changes	219	690	367
Net (decrease) / increase in cash, cash equivalents and restricted cash	(14,580)	14,651	(14,041)
Cash and cash equivalents and restricted cash at the beginning of the year	15,539	959	15,610
Cash and cash equivalents at the end of the year	959	15,610	1,569

Operating Activities

Net cash used in operating activities was $5.0 million for the year ended December 31, 2021. Net cash used in operating activities was primarily attributable to (1) a net loss of $17.8 million adjusted by non-cash adjustments mainly including depreciation and amortization of $4.0 million, loss on long-term investment of $3.0 million and write off of non-deductible input VAT that generate in prior years of $0.5 million; (2)  a decrease in accounts payable of $3.8 million and was partially offset by a decrease of accounts receivable of $7.9 million.

Net cash used in operating activities was $5.6 million for the year ended December 31, 2020. Net cash used in operating activities was primarily attributable to (1) a net income of $6.4 million adjusted by non-cash adjustments including income tax benefit due to reverse of an uncertain tax position of $11.1 million, other income on the disposal subsidiaries of $9.0 million, loss on long-term investment of $2.9 million, depreciation and amortization of $1.3 million and write off of non-deductible input VAT of $1.3 million; (2) an increase in income tax payable of $1.4 million and an increase in accounts payable of $1.1 million, partially offset by an increase in accounts receivable of $1.7 million.

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

Investing Activities

Net cash provided by investing activities was nil for the year ended December 31, 2021.

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

Financing Activities

Net cash used in financing activities amounted to $9.4 million for the year ended December 31, 2021, mainly consisting of cash repaid for third-party of $18.2 million, cash repaid for loans of $9.4 million, which was offset by cash received from short-term loans of $18.9 million and cash received from third shareholders of $0.7 million.

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

Capital Expenditures

Our capital expenditures were made primarily to purchase equipment for our network, our development in technology of computer servers for cryptocurrency mining.

Our capital expenditures were $2.8 million in 2019, $0.1 million in 2020 and nil in 2021, respectively. In 2021, instead of cash payment, we issued shares for purchase of computer servers for our cryptocurrency business.

Contractual Obligations

We have entered into operating lease agreements primarily for our offices in China. These leases expire through 2021 and are renewable upon negotiation. In addition, the contract terms of our concession rights contracts are usually three to five years. Most of these concession rights expire through 2022 and are renewable upon negotiation. The following table sets forth our contractual obligations and commercial commitments as of December 31, 2021:

	Payments Due by Period
		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years

	(in thousands of U.S. Dollars)
Operating lease agreements	$22	$15	$7	$—	$—
Concession rights contracts	137	137	—	—	—
Total	$159	$152	$7	$—	$—

Off-Balance Sheet Arrangements

On January 27, 2022, we announced the entry into an equipment purchase agreement for the purchase of 4,800 Bitmain Antminer S-19 XP miners with an intended delivery in equal monthly installments of 800 units in the second half of 2022 in the United States. The aggregate purchase price for these miners is approximately US$60 million (subject to potential adjustments based on the hash rate of the delivered units), for which our business partner, Foundry Digital LLC will provide financing through its Foundry X.

On April 6, 2022, we entered into an investment agreements with Unistar, pursuant to which we issued (i) 177,953,891 ordinary shares, and (ii) warrants to purchase an aggregate of 117,805,476 newly issued ordinary shares, to Unistar and Northern Shore in exchange for the delivery and transfer of 5,000 ANTMINER S19 and 2,000 INNO A11 computer servers to further expand our cryptocurrency business.

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

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations through our subsidiaries and consolidated affiliated entities in China. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries and cash payments from the consolidated affiliated entities in China. If our existing PRC subsidiaries or the consolidated affiliated entities or any newly formed ones incur any debt on their own behalf in the future, the instruments governing their debts may restrict their ability to pay dividends or make cash payments to us.

In addition, our subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance, or PRC GAAP. Under PRC law, each of our PRC subsidiaries and the consolidated affiliated entities is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory surplus reserve until such reserve reaches 50% of its registered capital. In addition, our subsidiaries in China may allocate a portion of its after-tax profits based on PRC GAAP to enterprise expansion funds as well as staff bonus and welfare funds at its discretion, and the consolidated affiliated entities may allocate a portion of its after-tax profits based on PRC GAAP to a discretionary surplus fund at its discretion. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the statutory reserve funds are not distributable as cash dividends.

As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fundraising activities to our PRC subsidiary only through loans or capital contributions, and to the consolidated affiliated entities only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements. As a result, there is uncertainty with respect to our ability to provide prompt financial support to our PRC subsidiaries and the consolidated affiliated entities in China when needed.

Financial Information Related to the VIEs

The following tables present the consolidating schedule of financial information relating to AirNet Technology Inc., or the Parent, consolidated affiliated entities and non-VIE consolidated entities as of and for the years ended December 31, 2019, 2020 and 2021.

Selected consolidated statements of operations data

	Year ended December 31, 2019
			Non-VIE
		Consolidated	consolidated	Inter-company	Group
	Parent	affiliated entities	entities	elimination	consolidated

	(US$ in thousands)
Net revenues	—	26,022	—	—	26,022
Cost of revenues	—	33,587	—	—	33,587
Gross (loss) profit	—	(7,565)	—	—	(7,565)
Operating expenses	1,010	24,220	580	—	25,810
Operating loss	(1,010)	(31,785)	(580)	—	(33,375)
Other income (expenses)	15	1,504	(1,357)	—	162
Loss from subsidiaries	(30,482)	—	—	30,482	—
Loss before income taxes	(31,477)	(30,281)	(1,937)	30,482	(33,213)
Net (loss) income	(31,477)	(30,972)	(1,937)	30,482	(33,904)

	Year ended December 31, 2020
			Non-VIE
		Consolidated	consolidated	Inter-company	Group
	Parent	affiliated entities	entities	elimination	consolidated

	(US$ in thousands)
Net revenues	—	23,434	—	—	23,434
Cost of revenues	—	19,588	—	—	19,588
Gross profit	—	3,846	—	—	3,846
Operating expenses	250	12,726	88	—	13,064
Operating loss	(250)	(8,880)	(88)	—	(9,218)
Other income (expense)	(32)	6,317	(854)	—	5,431
Income from subsidiaries	7,809	—	—	(7,809)	—
Income (loss) before income taxes	7,527	(2,563)	(942)	(7,809)	(3,787)
Net income (loss)	7,527	7,672	(942)	(7,809)	6,448

	Year ended December 31, 2021
			Non-VIE
		Consolidated	consolidated	Inter-company	Group
	Parent	affiliated entities	entities	elimination	consolidated

	(US$ in thousands)
Net revenues	—	9,075	2,602	—	11,677
Cost of revenues	—	12,653	2,122	—	14,775
Gross (loss) profit	—	(3,578)	480	—	(3,098)
Operating expenses	566	8,173	2,137	—	10,876
Operating loss	(566)	(11,751)	(1,657)	—	(13,974)
Other (expense) income	(11)	(3,691)	173	—	(3,529)
Loss from subsidiaries	(16,758)	—	—	16,758	—
Loss before income taxes	(17,335)	(15,442)	(1,484)	16,758	(17,503)
Net (loss) income	(17,335)	(15,726)	(1,484)	16,758	(17,787)

Selected consolidated balance sheets data

	As of December 31, 2019
			Non-VIE
		Consolidated	consolidated	Inter-company	Group
	Parent	affiliated entities	entities	elimination	consolidated

	(US$ in thousands)
Total current assets	22,886	38,697	10,775	(33,437)	38,921
Total non-current assets	—	58,603	182	—	58,785
Total assets	22,886	97,300	10,957	(33,437)	97,706
Total current liabilities	2,422	107,563	37,000	(33,437)	113,548
Total non-current liabilities	—	3,121	—	—	3,121
Total liabilities	2,422	110,684	37,000	(33,437)	116,669
Total shareholders’ equity	20,464	(13,384)	(26,043)	—	(18,963)

	As of December 31, 2020
			Non-VIE
		Consolidated	consolidated	Inter-company	Group
	Parent	affiliated entities	entities	elimination	consolidated

	(US$ in thousands)
Total current assets	34,141	55,850	238,067	(269,423)	58,635
Total non-current assets	—	56,292	151	—	56,443
Total assets	34,141	112,142	238,218	(269,423)	115,078
Total current liabilities	2,518	107,221	273,512	(269,423)	113,828
Total non-current liabilities	—	2,608	—	—	2,608
Total liabilities	2,518	109,829	273,512	(269,423)	116,436
Total shareholders’ equity	31,623	2,313	(35,294)	—	(1,358)

	As of December 31, 2021
			Non-VIE
		Consolidated	consolidated	Inter-company	Group
	Parent	affiliated entities	entities	elimination	consolidated

	(US$ in thousands)
Total current assets	27,408	29,093	255,958	(275,811)	36,648
Total non-current assets	—	53,744	5,643	—	59,387
Total assets	27,408	82,837	261,601	(275,811)	96,035
Total current liabilities	2,909	350,685	27,206	(275,811)	104,956
Total non-current liabilities	—	13	—	—	13
Total liabilities	2,909	350,698	27,206	(275,811)	104,969
Total shareholders’ equity	24,499	(267,828)	234,395	—	(8,934)

Selected consolidated statements of cash flows data

	Year ended December 31, 2019
			Non-VIE
		Consolidated	consolidated	Inter-company	Group
	Parent	affiliated entities	entities	elimination	consolidated

	(US$in thousands)
Net cash used in operating activities	(3)	(14,813)	1,376	(1,476)	(14,916)
Net cash provided by investing activities	—	4,440	—	—	4,440
Net cash used in financing activities	—	(4,323)	—	—	(4,323)

	Year ended December 31, 2020
			Non-VIE
		Consolidated	consolidated	Inter-company	Group
	Parent	affiliated entities	entities	elimination	consolidated

	(US$in thousands)
Net cash (used in) provided by operating activities	—	(5,681)	255	(129)	(5,555)
Net cash provided by investing activities	—	352	—	—	352
Net cash provided by financing activities	—	19,164	—	—	19,164

	Year ended December 31, 2021
			Non-VIE
		Consolidated	consolidated	Inter-company	Group
	Parent	affiliated entities	entities	elimination	consolidated

	(US$in thousands)
Net cash (used in) provided by operating activities	—	(5,231)	359	(104)	(4,975)
Net cash used in investing activities	—	—	—	—	—
Net cash used in by financing activities	—	(9,433)	—	—	(9,433)

C. Research and Development, Patents and Licenses, Etc.

We have been developing certain technologies for air travel media services purposes. However, our financial commitment to development of these technologies has been limited. We incurred research and development expense of $1.2 million, $0.7 million and $0.4 million for the year ended December 31, 2019, 2020 and 2021, respectively. While we are interested in and may experiment with new technologies from time to time, we do not intend to materially increase our research and development spending in the foreseeable future even for the new cryptocurrency business.

D. Trend Information

The COVID-19 outbreak has resulted in quarantines, travel restrictions, and temporary closure of facilities in China and many other countries since early 2020. Consequently, the COVID-19 outbreak may materially adversely affect our business, results of operations and financial condition for the current fiscal year and beyond, including but not limited to business disturbances, slowdown in revenue growth and delayed collection of accounts receivables from our customers. Because of the significant uncertainties surrounding the COVID-19 outbreak, the extent of business disturbances and related financial impact cannot be reasonably estimated at this time. See “Item 3. Key Information— D. Risk Factors” of this annual report.

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

E. Critical Accounting Estimates

The selection of critical accounting policies should be considered when reviewing our financial statements. For further information on our critical accounting policies, see Note 2 to our consolidated financial statements.

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

Our revenues are mainly derived from selling advertising time slots on our advertising networks. For the years ended December 31, 2019, 2020 and 2021, the advertising revenues were generated from our air travel media network including digital TV screens on airlines, gas station media network and other media network such as on-train and on long-haul bus Wi-Fi.

Revenue by service categories:

	For the years ended December 31,
	2019	2020	2021

	(in thousands of U.S. Dollars)
Revenues from operations:

Air Travel Media Network	$25,954	$23,474	$9,191
Cryptocurrency Mining	—	—	2,604
Other Media	271	72	1
	$26,225	$23,546	$11,796

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

Cryptocurrency Mining: We have entered into digital asset mining pools by executing contracts with the mining pool operators to provide computing power to the mining pool. In exchange for providing computing power, we are entitled to a fractional share of the fixed cryptocurrency award the mining pool operator receives for successfully adding a block to the blockchain. our fractional share is based on the proportion of computing power we contributed to the mining pool operator to the total computing power contributed by all mining pool participants in solving the current algorithm.

The provision of providing such computing power is the only performance obligation in our contracts with mining pool operators. The transaction consideration we receive, if any, is non-cash consideration, which we measure at fair value on the date received, which is not materially different than the fair value at contract inception or the time we have earned the award from the pools. The consideration is all variable. Because it is not probable that a significant reversal of cumulative revenue will not occur, the consideration is constrained until the mining pool operator successfully places a block and we receive confirmation of the consideration it will receive, at which time revenue is recognized. There is no significant financing component in these transactions.

Fair value of the cryptocurrency award received is determined using the quoted price of the related cryptocurrency at the time of receipt. There is currently no specific definitive guidance under GAAP or alternative accounting framework for the accounting for cryptocurrencies recognized as revenue or held, and management has exercised significant judgment in determining the appropriate accounting treatment. In the event authoritative guidance is enacted by the FASB, we may be required to change its policies, which could have an effect on our consolidated financial position and results from operations.

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

For the advertising and promotion articles publishing business, we had developed a public accounts pool which had already accumulated hundreds and thousands of registered users (there are both self-owned and third parties’ public accounts). WeChat public account promotion through on-train Wi-Fi network was ceased in 2019, and no revenue was generated from Wechat public account promotion through Wi-Fi network since 2019. We still generate immaterial revenue in other self-owned and third parties’ public accounts.

Deferred Revenue

Prepayments from customers for advertising service are deferred when corresponding performance obligation is not satisfied and recognized as revenue when the advertising services are rendered. The balance of deferred revenue as of December 31, 2021 is $3.4 million, the majority of which is $1.8 million for the unsatisfied performance obligation with two customers with contracts amount of $1.9 million.

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

Allowance for Doubtful Accounts

We adopted ASC 326 Financial Instruments – Credit Losses using the modified retrospective approach through a cumulative-effect adjustment to accumulated deficit. Management used an expected credit loss model for the impairment of trading receivables as of period ends. Management believes the aging of accounts receivable is a reasonable parameter to estimate expected credit loss, and determines expected credit losses for accounts receivables using an aging schedule as of period ends. The expected credit loss rates under each aging schedule were developed on basis of the average historical loss rates from previous years, and adjusted to reflect the effects of those differences in current conditions and forecasted changes. Management measured the expected credit losses of accounts receivable on a collective basis. When an accounts receivable does not share risk characteristics with other accounts receivables, management will evaluate such accounts receivable for expected credit loss on an individual basis. Doubtful accounts balances are written off and deducted from allowance, when receivables are deemed uncollectible, after all collection efforts have been exhausted and the potential for recovery is considered remote.

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

As of December 31, 2021, the net carrying amount of long-lived assets consisted of right of use asset of $18 thousand and property and equipment of $19.3 million. The property and equipment mainly included office building located in the center of Beijing of $10.1 million, and computers for cryptocurrency mining and other office equipment of $6.6 million.

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

We evaluate each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2021, we had no uncertain tax positions that if recognized would affect the annual effective tax rate.

We are not currently under examination by any income taxing authority, nor has it been notified of an impending examination. As of December 31, 2021, tax years 2016 to present are subject to examination by the tax authorities.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth certain information regarding our directors and executive officers as of the date of this annual report.

NAME	AGE	POSITION
Herman Man Guo	58	Chairman of the Board, Chief Executive Officer and Interim Chief Financial Officer
Qing Xu	61	Director and Executive President
Dong Wen	56	Independent Director
Songzuo Xiang	57	Independent Director
Hua Zhuo	52	Independent Director
Hong Zhou	49	Chief Operating Officer

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

Each executive officer has agreed to hold, both during and after the employment agreement expires or is earlier terminated, in strict confidence and not to use, except as required in the performance of his duties in connection with the employment, any confidential information, trade secrets and know-how of our company or the confidential information of any third party, including the VIEs and our subsidiaries, received by us. In addition, each executive officer has agreed to be bound by non-competition restrictions set forth in his or her employment agreement. Specifically, each executive officer has agreed not to, for a period ranging from one to two years following the termination or expiration of the employment agreement, (i) carry on or be engaged or interested, directly or indirectly, as shareholder, director, employee, partner, agent or otherwise carry on any business in direct competition with our business; (ii) solicit or entice away from us, or attempt to solicit or entice away from us, any person or entity who has been our customer, client or our representative or agent or in the habit of dealing with us within two years prior to such executive officer’s termination of employment; (iii) solicit or entice away from us, or attempt to solicit or entice away from us, any person or entity who has been our officer, manager, consultant or employee within two years prior to such executive officer’s termination of employment; or (iv) use the words used by us in our name or in the name of any of our products or services, in such a way as to be capable of or likely to be confused with our name or the name of our products or services.

B. Compensation

In 2021, the aggregate cash compensation to our executive officers was approximately $0.4 million and the aggregate cash compensation to our non-executive directors was approximately $0.1 million.

Our PRC subsidiaries and the VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits. Other than the above-mentioned pension insurance mandated by applicable PRC law, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company except as required under applicable PRC law.

Share Options

In July 2007, we adopted the 2007 Option Plan to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. In December 2009, we amended the 2007 Option Plan by increasing the maximum aggregate number of shares issuable under the plan from 12,000,000 to 17,000,000. In March 2011, our board of directors authorized the issuance of 2,000,000 ordinary shares under the 2011 Option Plan with the same aim as the 2007 Option Plan. In 2012, our board of directors adopted the 2012 Option Plan, under which we are authorized to grant restricted shares or options and other awards for a total issuance of up to 6,000,000 ordinary shares. As of April 30, 2022, options to purchase 2,400,000 of our ordinary shares were outstanding. The majority of these options will vest on a straight-line basis over a three-year period, with one-twelfth of the options vesting each quarter from the date of grant.

The following table summarizes, as of April 30, 2022, the outstanding options and restricted share units granted to our executive officers and directors under our 2007 Option Plan, as amended, 2011 Option Plan and 2012 Option Plan.

	Ordinary
	Shares	Exercise
	Underlying	Price
Name	Options	($/Share)*	Date of Grant	Expiration Date
Herman Man Guo	1,200,000	0.24	February 15, 2019	February 15, 2024
Qing Xu	1,200,000	0.24	February 15, 2019	February 15, 2024
Total	2,400,000
*

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

Audit Committee. Our audit committee consists of Mr. Songzuo Xiang, Mr. Dong Wen and Mr. Hua Zhuo. Mr. Xiang is the chairperson. Our board of directors has determined that all members of our audit committee satisfy the “independence” requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the rules and regulations of the Nasdaq Stock Market LLC. We have determined that Songzuo Xiang qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;
●	reviewing with the independent auditors any audit problems or difficulties and management’s response;
●	reviewing and approving all proposed related-party transactions on an ongoing basis;
●	discussing the annual audited financial statements with management and the independent auditors;
●	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;
●	annually reviewing and reassessing the adequacy of our audit committee charter;
●	other matters specifically delegated to our audit committee by our board of directors from time to time;
●	meeting separately and periodically with management and the independent auditors; and
●	reporting regularly to the full board of directors.

Compensation Committee. Our compensation committee consists of Mr. Songzuo Xiang, Mr. Dong Wen and Mr. Hua Zhuo. Mr. Wen is the chairperson. Our board of directors has determined that all members of our compensation committee satisfy the “independence” requirements of the rules and regulations of the Nasdaq Stock Market LLC. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and recommending to the board with respect to the total compensation package for our executive officers;
●	reviewing and making recommendations to the board with respect to the compensation of our directors; and
●	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Compliance Committee. Our compliance committee consists of Mr. Songzuo Xiang, Mr. Dong Wen and Mr. Hua Zhuo. Mr. Wen is the chairperson. Our compliance committee assists our board in overseeing our compliance with the laws and regulations applicable to our business, and compliance with our code of business conduct and ethics and related policies by our employees, officers, directors and other agents and associates. The compliance committee is responsible for, among other things:

●	establishing and revising project and purchase control policies;
●	establishing and revising administration and business supervision policies;
●	accepting, investigating, and settling any comments, complaints, and reports from employees;
●	investigating and settling any matters delegated from our board of directors; and
●	monitoring the status of implementation of company policies.

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

Terms of Directors and Officers

All directors hold office until the expiration of their terms and until their successors have been elected and qualified. A director may be removed from office before the expiry of his term by a special resolution passed by the shareholders. The directors shall be subject to retirement by rotation. Any director shall serve a term of office which shall expire on the 31st day of July which is not less than one year nor more than two years after the date of his appointment. Upon the expiry of each director’s term of office, he shall automatically retire and cease to be a director, but shall be eligible for re-election by the board of directors. Any director who is so re-elected shall serve an additional term which shall expire on the 31st day of July of the year which is two years after such re-election. There shall be no limit on the number of times which a director may be re-elected or the number of additional terms which any such director may serve. Every director is subject to retirement in accordance with our articles of association at least once every two years. Our articles of association also provide that the office of a director shall be vacated in a limited number of circumstances, namely if the director: (a) becomes bankrupt or makes any arrangement or composition with his creditors; (b) is found to be or becomes of unsound mind; (c) resigns his office by notice in writing to our Company; (d) without special leave of absence from the board of directors, is absent from meetings of the board of directors for six consecutive months and the board of directors resolves that his office be vacated; or (e) if he or she shall be removed from office pursuant to the articles of association of our company or the Companies Act (As Revised) of the Cayman Islands and other applicable laws and regulations of the Cayman Islands. Officers are elected by and serve at the discretion of our board of directors.

In addition, our service agreements with our directors do not provide benefits upon termination of their services.

D. Employees

We had 220, 123 and 71 employees as of December 31, 2019, 2020, and 2021, respectively. The following table sets forth the number of our employees by area of business as of December 31, 2019, 2020 and 2021, respectively:

	As of December 31,
	2019		2020		2021
			Number		Number
	Number of	% of	of	% of	of	% of
	Employees	Total	Employees	Total	Employees	Total
Sales and Marketing Department	30	13.6	18	14.6	20	28.2
Quality Control and Technology Department	26	11.8	20	16.3	4	5.6
Programming Department	58	26.4	31	25.2	9	12.7
Resources Development Department	2	0.9	6	4.9	1	1.4
General Administrative and Accounting	104	47.3	48	39.0	37	52.1
Total	220	100.0	123	100.0	71	100.0

The following table sets forth the breakdown of employees by geographic location as of December 31, 2021:

	Number of
City	Employees	% of Total
Beijing	61	85.9
Guangzhou	8	11.3
Others	2	2.8
Total	71	100.0

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

Our employees are not covered by any collective bargaining agreement. We consider our relations with our employees to be generally good.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of April 30, 2022, by:

●	each of our directors and executive officers; and
●	each principal shareholder, or person known to us to own beneficially more than 5.0% of our ordinary shares.

The calculations in the shareholder table below are based on 356,947,340 ordinary shares outstanding as of April 30, 2022, (excluding 992,720 ordinary shares and ordinary shares represented by ADSs reserved for settlement upon exercise of our incentive share awards). Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days after April 30, 2022, the most recent practicable date, including through the exercise of any option, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Herman Man Guo(1)	24,155,824	6.8
Qing Xu	*	*
Dong Wen	—	—
Songzuo Xiang	*	*
Hua Zhuo	—	—
Hong Zhou	*	*
All directors and executive officers	27,020,824	7.5
Principal Shareholders:
Unistar Group Holdings Limited(2)	161,170,104	45.2
Northern Shore Group Limited(3)	69,072,901	19.4
Herman Man Guo(1)	24,155,824	6.8
Dan Shao(4)	20,584,214	5.8
*	Aggregate beneficial ownership of our company by such director or officer is less than 1% of our total outstanding ordinary shares.
**	The business address of our directors and executive officers is Suite 301 No. 26 Dongzhimenwai Street, Chaoyang District, Beijing 100027, The People’s Republic of China.
(1)	Includes (i) 16,105,980 ordinary shares held by Wealthy Environment Limited, a BVI company wholly owned by Mr. Herman Man Guo, (ii) 4,849,844 ordinary shares represented by ADSs held by Wealthy Environment Limited, (iii) 2,000,000 ordinary shares represented by ADSs held by Mr. Herman Man Guo, and (iv) 1,200,000 ordinary shares issuable upon exercise of options held by Mr. Guo that are exercisable within 60 days after April 30, 2022. The registered address of Wealthy Environment Limited is P.O. Box 173, Kingston Chambers, Road Town Tortola, BVI.
(2)	Includes 161,170,104 ordinary shares held by Unistar Group Holdings Limited, a BVI company. The principal business address of Unistar Group Holdings Limited is 3rd Floor, J&C Building, Road Town, Tortola, British Virgin Islands, VG1110. Mr. Rui Du is the sole director of Unistar Group Holdings Limited and possesses the sole voting and dispositive power of the shares owned by Unistar Group Holdings Limited. Therefore, Mr. Du may be deemed to have beneficial ownership of such shares.

(3)	Includes 69,072,901 ordinary shares held by Northern Shore Group Limited, a BVI company. The principal business address of Northern Shore Group Limited is Level 23, China World Tower B, 1 Jianguomenwai Ave, Chaoyang District, Beijing, China 100004. Mr. Zhichao Li is the sole director of Northern Shore Group Limited and possesses the sole voting and dispositive power of the shares owned by Northern Shore Group Limited. Therefore, Mr. Li may be deemed to have beneficial ownership of such shares.
(4)	Includes (i) 20,000,000 ordinary shares held by Global Earning Pacific Limited and (ii) 584,214 ordinary shares represented by ADSs that Ms. Dan Shao purchased in one or more open-market transactions. Global Earning Pacific Limited, a company incorporated in BVI, is wholly owned and controlled by Ms. Dan Shao, Mr. Herman Man Guo’s wife. The registered address of Global Earning Pacific Limited is OMC Chambers, Wickham Cay 1, Road Town Tortola, BVI.

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

As of April 30, 2022, 357,940,060 of our ordinary shares were issued and outstanding, of which 992,720 ordinary shares are issued to our depositary bank reserved for future exercise of vested options. To our knowledge, we had only one record shareholder in the United States, JPMorgan Chase Bank, N.A., which is the depositary of our ADS program and held approximately 25.3% of our total outstanding ordinary shares as of April 30, 2022. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

For the options granted to our directors, officers and employees, please refer to “—B. Compensation—Share Options.”

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Contractual Arrangements

The VIEs, Beijing Yuehang, and Linghang Shengshi, together with their respective subsidiaries, directly operate our air travel media network, enter into related concession rights contracts and sell advertising time slots and advertising locations to our advertisers. If we re-run our Wi-Fi business, the VIE, AirNet Online, along with its subsidiaries, would enter into concession rights contracts in relation to our Wi-Fi business and would directly operate this business and enter into related business contracts. We have been and expect to continue to be dependent on the VIEs to operate our advertising business and programming business. Chuangyi Technology has entered into contractual arrangements with the VIEs, pursuant to which Chuangyi Technology provides exclusive technology support and service and technology development services in exchange for payments from them. In addition, Chuangyi Technology has entered into agreements with the VIEs and each of their existing shareholders (except Lin Wang), which provide Chuangyi Technology with the substantial ability to control the VIEs. These agreements are summarized in the following paragraphs.

●	Technology support and service agreements: Chuangyi Technology provides exclusive technology support and consulting services to the VIEs and in return, the VIEs are required to pay Chuangyi Technology service fees. Linghang Shengshi pays to Chuangyi Technology annual service fees in the amount that guarantee that Linghang Shengshi can achieve, after deducting such service fees payable to Chuangyi Technology, a net cost- plus rate of no less than 0.5%. It is at Chuangyi Technology’s sole discretion that the rate and amount of service fees ultimately charged the VIEs under these agreements are determined. The “net cost-plus rate” refers to the operating profit as a percentage of total costs and expenses of a certain entity. The technology support and service fees for each given year payable by AirNet Online to Chuangyi Technology under AirNet Online’s technology support and service agreement shall be determined by AirNet Online and Chuangyi Technology at the first month of such year taking into account several factors. Those factors include the credential of the team of Chuangyi Technology that provides services to AirNet Online, the number of service hours, the nature and value of the services provided by Chuangyi Technology, the extent to which Chuangyi Technology provides patent or other license to AirNet Online in its provision of technology support and service and the correlation between AirNet Online’s results of operations and the technology support and service provided by Chuangyi Technology. In the event Chuangyi Technology finds it necessary to make subsequent adjustment to the amount of fees, AirNet Online shall negotiate in good faith with Chuangyi Technology to determine the new fee. The technology support and service agreements are effective for ten years and such term is automatically renewed upon their expiration unless either party to an agreement informs the other party of its intention not to extend at least twenty days prior to the expiration of these agreements.
●	Technology development agreements: The VIEs exclusively engage Chuangyi Technology to provide technology development services. Chuangyi Technology owns the intellectual property rights developed in the performance of these agreements. Linghang Shengshi pays to Chuangyi Technology annual service fees in the amount that guarantee that the VIEs can achieve, after deducting such service fees payable to Chuangyi Technology, a net cost-plus rate of no less than 0.5%, which final rate should be determined by Chuangyi Technology. It is at Chuangyi Technology’s sole discretion the rate and amount of fees ultimately charged the VIEs under these agreements are determined. The “net cost-plus rate” refers to the operating profit as a percentage of total costs and expenses of a certain entity. The technology development fees for each given year payable by AirNet Online/Iwangfan to Chuangyi Technology under AirNet Online/Iwangfan’s technology development agreement shall be determined by AirNet Online/Iwangfan and Chuangyi Technology at the first month of such year taking into account several factors. Those factors include the credential of the team of Chuangyi Technology that provides services to AirNet Online/Iwangfan, the number of service hours, the nature and value of the services provided by Chuangyi Technology, the extent to which Chuangyi Technology provides patent or other license to AirNet Online/Iwangfan in its provision of technology development service and the correlation between AirNet Online/Iwangfan’s results of operations and the technology development service provided by Chuangyi Technology. In the event Chuangyi Technology finds it necessary to make subsequent adjustment to the amount of fees, AirNet Online/Iwangfan shall negotiate in good faith with Chuangyi Technology to determine the new fee. The technology development agreements are effective for ten years and such term is automatically renewed upon their expiration unless either party informs the other party of its intention not to extend at least twenty days prior to the expiration of these agreements.
●	Exclusive technology consultation and service agreement: AirNet Online exclusively engages Chuangyi Technology to provide consultation services in relation to management, training, marketing and promotion. AirNet Online agrees to pay to Chuangyi Technology the amount of annual service fees as determined by Chuangyi Technology. In the event Chuangyi Technology finds it necessary to make subsequent adjustment to the amount of fees, AirNet Online shall negotiate in good faith with Chuangyi Technology to determine the new fees. The exclusive technology consultation and service agreement remains effective for ten years and such term may be reviewed by Chuangyi Technology’s written confirmation prior to the expiration of the agreement term.

●	Call option agreements: Under the call option agreements between Chuangyi Technology and the existing shareholders (except Lin Wang) of Linghang Shengshi and Iwangfan, such shareholders of those VIEs irrevocably granted Chuangyi Technology or its designated third party an exclusive option to purchase from such shareholders of the VIEs, to the extent permitted under PRC law, all the equity interests in the VIEs, as the case may be, for the minimum amount of consideration permitted by the applicable law without any other conditions. Under the call option agreements between Chuangyi Technology and the existing shareholders of AirNet Online, such shareholders of AirNet Online irrevocably granted Chuangyi Technology or its designated third party an exclusive option to purchase from such shareholders of AirNet Online, to the extent permitted under PRC law, all the equity interests in AirNet Online, as the case may be. To the extent the applicable PRC law does not require the valuation of the subject equity interests and does not otherwise restrict the purchase price for such equity interests, such purchase price shall equal the amount of actual payment made by the respective shareholders of AirNet Online with respect to the equity interests whether in the form or share capital injection or secondary purchase price. If and where the applicable PRC law requires the valuation of the subject equity interests or otherwise has restrictions on the purchase price for such equity interests, such purchase price shall equal the minimum amount of consideration permitted by the applicable law. In addition, under these agreements (except for the call option agreements between Chuangyi Technology and the existing shareholders of AirNet Online), Chuangyi Technology has undertaken to act as guarantor of VIEs in all operations-related contracts, agreements and transactions and commit to provide loans to support the business development needs of VIEs or if the VIEs suffer operating difficulties, provided that the relevant VIE’s shareholders satisfy the terms and conditions in the call option agreements. Under PRC laws, to provide an effective guarantee, a guarantor needs to execute a specific written agreement with the beneficiary of the guarantee. As Chuangyi Technology has not entered into any written guarantee agreements with any third party beneficiaries to guarantee the VIEs’ performance obligations to these third parties, none of these third parties can demand performance from Chuangyi Technology as a guarantor of the VIEs’ performance obligations. The absence of a written guarantee agreement, however, does not affect our conclusion that we are the primary beneficiary of the VIEs and in turn should consolidate the financials of the VIEs. The term of each call option agreement is ten years and such terms can be renewed upon expiration at Chuangyi Technology’s sole discretion. In January 2016, existing shareholders of AirNet Online and Linghang Shengshi entered into a supplement agreement to provide that, without respect to the changes in equity interest percentages of those shareholders in the respective VIEs, the relevant provisions of the respective call option agreements shall continue to apply.
●	Equity pledge agreements: Under the equity pledge agreements between Chuangyi Technology and the existing shareholders of the VIEs other than AirNet Online, such shareholders of those VIEs (except Lin Wang) pledged all of their equity interests, including the right to receive declared dividends, in those VIEs to Chuangyi Technology to guarantee those VIEs’ performance of their obligations under the technology support and service agreement and the technology development agreement. Under the equity pledge agreements between Chuangyi Technology and the existing shareholders of AirNet Online, such shareholders of AirNet Online pledged all of their equity interests, including the right to receive declared dividends, in AirNet Online to Chuangyi Technology to guarantee the performance by AirNet Online of its obligations under its call option agreement and its exclusive technology consultation and service agreement. If the VIEs fail to perform their obligations set forth in the applicable agreements, Chuangyi Technology shall be entitled to exercise all the remedies and powers set forth in the provisions of the applicable equity pledge agreements. Those agreements remain effective for as long as the technology support and service agreements and technology development agreement are effective, or, in the case of AirNet Online, until two years after the term of the obligations under the call option agreement and exclusive technology consultation and service agreement. Pursuant to the PRC Property Rights Law, an equity pledge is not perfected as a security property right unless it is registered with the competent local administration for industry and commerce. We have not yet registered the share pledges by those shareholders of AirNet Online, Linghang Shengshi and Iwangfan. In January 2016, existing shareholders of AirNet Online, Linghang Shengshi and Iwangfan entered into a supplement agreement to provide that, without respect to the changes in equity interest percentages of those shareholders in the respective VIEs, the relevant provisions of the respective equity pledge agreements shall continue to apply.

●	Authorization letters: Each existing shareholder of the VIEs (except Lin Wang) has executed an authorization letter to authorize persons appointed by Chuangyi Technology to exercise certain of its rights, including voting rights, the rights to enter into legal documents and the rights to transfer any or all of its equity interest in the VIEs. The authorization letters by such shareholders of the VIEs will remain effective during the operating periods of the respective VIEs and for so long as the respective parties remain those shareholders of the VIEs unless terminated earlier by Chuangyi Technology or unless the call option agreement with respect to VIEs is terminated prior to its expiration.

Through the above contractual arrangements, Chuangyi Technology has obtained the voting interest in the VIEs of all their existing shareholders (except Lin Wang), has the right to receive substantially all dividends declared and paid by the VIEs and may receive substantially all of the net income of the VIEs through the technical support and service fees as determined by Chuangyi Technology at its sole discretion. Accordingly, we have consolidated the VIEs because we believe, through the contractual arrangements, (1) Chuangyi Technology could direct the activities of the VIEs that most significantly affect its economic performance and (2) Chuangyi Technology could receive substantially all of the benefits that could be potentially significant to the VIEs. Other than the contractual arrangements described above, because the management and certain employees of Chuangyi Technology also serve in the VIEs as management or employees, certain operating costs paid by Chuangyi Technology, such as payroll costs and office rental, were re-charged to the VIEs.

Chuangyi Technology also entered into loan agreements with each existing shareholder of AirNet Online, pursuant to which Chuangyi Technology agrees to make loans in an aggregate amount of RMB50 million to such shareholders of AirNet Online solely for the incorporation and capitalization of AirNet Online. The loan is interest free and the term of the loan is ten years and shall be automatically renewed on an annual basis unless Chuangyi Technology objects. Chuangyi Technology can require such shareholders to repay all or a portion of the loan before the maturity date with a 15 days prior written notice. Under such circumstances, Chuangyi Technology is entitled to, or designate a third party to, buy all or a portion of such shareholders’ equity interests in AirNet Online on a pro rata basis based on the amount of the repaid principal of the loan. As of the date of this annual report, no loan had been made and the capital of AirNet Online subscribed by those shareholders was not injected.

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

As of December 31, 2021, we did not have any balance due from related parties.

Amounts due to related parties

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

As of December 31, 2021, we did not have any balance due to related parties.

Share Options

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Options.”

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

We have appended consolidated financial statements filed as part of this annual report. See “Item 18. Financial Statements.”

Legal Proceedings

We may become subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time.

A majority of the digital frames and digital TV screens in our network include programs that consist of both advertising content and non-advertising content. On December 6, 2007, the State Administration of Radio, Film or Television, or the SARFT, a governmental authority in the PRC, issued the Circular regarding Strengthening the Management of Public Audio-Video in Automobiles, Buildings and Other Public Areas, or the SARFT Circular. According to the SARFT Circular, displaying audio-video programs such as television news, films and television shows, sports, technology and entertainment through public audio-video systems located in automobiles, buildings, airports, bus or train stations, shops, banks and hospitals and other outdoor public systems must be approved by the SARFT. We intend to obtain the requisite approval of the SARFT for our non-advertising content, but we cannot assure that we will obtain such approval in compliance with this new SARFT Circular, or at all. In January 2014, we entered into a strategic alliance with China Radio International Oriental Network (Beijing) Co., Ltd, or CRION, which manages the internet TV business of China International Broadcasting Network, to operate the CIBN-AirNet channel for broadcast network TV programs to air travelers in China. According to the terms of the cooperation arrangement with CRION, during the cooperation period from March 28, 2014 to March 27, 2024, CRION shall obtain and, from time to time, be responsible for obtaining any approval, license and consent regarding the regulation of broadcasting and television from relevant authorities.

There is no assurance that CRION will be able to obtain or maintain the requisite approval or we will be able to renew the contract with CRION when they expire. If the requisite approval is not obtained, we will be required to eliminate non-advertising content from the programs included in our digital frames and digital TV screens and advertisers may find our network less attractive and be unwilling to purchase advertising time slots on our network. As of December 31, 2021, we did not record a provision for this matter as management believes the possibility of adverse outcome of the matter is remote and any liability it may incur would not have a material adverse effect on its consolidated financial statements. However, it is not possible for us to predict the ultimate outcome and the possible range of the potential impact of failure to obtain such disclosed registrations and approvals primarily due to the lack of relevant data and information in the market in this industry in the past.

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

On September 2, 2016, we received notice from the CIETAC that we, Chuangyi Technology, Linghang Shengshi and Mr. Herman Man Guo, collectively, the Respondents, were named as respondents by the Culture Center in an arbitration proceeding submitted by the Culture Center to the CIETAC in connection with the sale by us of 75% equity interests in AM Advertising to Culture Center and Longde Wenchuang in June 2015. Culture Center seeks specific performance by the Respondents of certain obligations under the transaction documents, which include, among other things, (i) the pledge by Linghang Shengshi and Mr. Guo of their respective equity interests in AM Advertising to Culture Center as security for their obligations under the transaction documents, (ii) the use of best efforts by the Respondents to cooperate with the Culture Center and Longde Wenchuang to procure the listing of AM Advertising in China and (iii) the performance by us and Mr. Guo of their respective non-compete obligations to refrain from holding, operating, or otherwise participating in any business that is the same or substantially the same as that of AM Advertising. We believe the arbitration request is without merit and intends to defend the actions vigorously. In response to the notice, we filed a notice against Culture Center to CIETAC for their breach of contract.

As a result of the above disputes, we are no longer able to exercise significant influence in operating and strategic decision of AM Advertising and cannot access to AM Advertising’s financial information. Accordingly, we accounted our investment in AM Advertising as equity investments without readily determinable fair values as of December 31, 2019, 2020 and 2021. AM Advertising and its subsidiaries are no longer related parties to us. As of December 31, 2016, we treated the provision for earnout commitment of $23.5 million as contingent liability and did not record any additional provision for this matter as management believes the possibility of adverse outcome of the matter is remote and any liability it may incur would not have a material adverse effect on its consolidated financial statements.

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

The sale of the 20.32% equity interests in AM Advertising (therein 20.18% was held by us) has been completed as of December 31,2018, while the cash payment of RMB56.7 million to Longde Wenchuang and Beijing Cultural Center Construction and Development Fund (Limited Partnership) has not been paid yet by us as of December 31, 2019. Upon the effectiveness of MoU, we have written off the contingency of provision for earnout provision, and have recorded an actual payable of earnout provision in the amount of RMB152.6 million as of December 31, 2018. On June 27, 2019, Linghang Shengshi received a letter of notification from AM Advertising requiring for the immediate payment for the net settlement of RMB56.7 million, or the Letter, and Linghang Shengshi responded to the Letter on June 28, 2019 by urging AM Advertising to cooperate with income tax deduction. As of December 31, 2020, Longde Wenchuang and Culture Center have not issued a written notice requesting the cancellation of the MoU, and according to an independent third-party attorney’s legal opinion, the MoU was still effective and the aforementioned actual payable of earnout provision remained. In January 2021, we were informed that two of Linghang Shengshi’s bank accounts amounted to RMB 1 in aggregate was frozen by the court as Culture Center applied to the court regardless of the arbitration process in the CIETAC in connection with the sale of 75% equity interests in AM Advertising. We believed the application is non-excused as it conflicted with the arbitration proceeding already submitted by the Culture Center to the CIETAC and defended the actions by applying to the court to unfreeze Linghang Shengshi’s bank accounts. In March 2021, we discovered that the equity interest of AirNet Online held by Mr. Herman Man Guo and Mr. Qing Xu was frozen by the court, which was applied to the court by AM Advertising to urge all parties to settle the Transfer, or the Case. In January 2022, the court ruled that Linghang Shengshi,Mr. Herman Man Guo and Mr. Qing Xu should pay the Debts to AM Advertising within 10 days of the effective date of the judgment. The court further ruled thatChuangyi Technology and AirNet is jointly and severally liable for the Debts to the AM Advertising. Linghang Shengshi, Mr. Herman Man Guo, Mr. Qing Xu and Chuangyi Technology has entered an appeal to the court. The Case is currently awaiting retrial by the court.

For risks and uncertainties relating to the pending cases against us, please see “Item 3. Key Information— D. Risk Factors—Risks Related to Our Business—We have been named as a defendant or respondent in legal proceedings that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.”

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

B.Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant change since the date of our audited consolidated financial statements filed as part of this annual report.

ITEM 9.THE OFFER AND LISTING

A.Offer and Listing Details

See “—C. Markets.”

B.Plan of Distribution

Not applicable.

C.Markets

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

D.Selling Shareholders

Not applicable.

E.Dilution

Not applicable.

F.Expenses of the Issue

Not applicable.

ITEM 10.ADDITIONAL INFORMATION

A.Share Capital

Not applicable.

B.Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our second amended and restated memorandum and articles of association which was filed as Exhibit 99.2 to our Form 6-K (File No. 001-33765) with the SEC on May 28, 2019.

C.Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described above, in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F.

D.Exchange Controls

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

See “Item 4. Information on the Company—B. Business Overview—Regulation-Regulations on Foreign Exchange” for a description of PRC regulations on foreign exchange.

E.Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. No Cayman Islands stamp duty will be payable unless an instrument is executed in, or after execution, brought to or produced before a court in the Cayman Islands.

The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands. Payments of dividends and capital in respect of the ordinary shares and ADSs will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the ordinary shares, nor will gains derived from the disposal of the ordinary shares be subject to Cayman Islands income or corporation tax.

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

Passive Foreign Investment Company Considerations

Based on the market price of our ADSs and the historical, current and expected composition of our income and assets (in particular, the retention of a large amount of cash) and value of our assets, we believe that we have been a PFIC in certain prior years, although we do not believe we were a PFIC for the taxable year ended December 31, 2021. Furthermore, we may be classified as a PFIC for our current taxable year ending December 31, 2022 and future taxable years unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of non-passive income. In general, we will be classified as a PFIC for any taxable year if either (i) 75 percent or more of our gross income for such year is passive income or (ii) 50 percent or more of the average quarterly value of our assets (as generally determined on the basis of fair market value) produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are generally classified as passive and goodwill and other unbooked intangibles associated with active business activities may generally be classified as non-passive. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25 percent or more (by value) of the stock. Although the law in this regard is unclear, we treat the VIEs (and their subsidiaries) as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operations of such entities but also because we are entitled to substantially all of the economic benefits associated with such entities, and, as a result, we consolidate such entity’s’ operating results in our consolidated financial statements. In addition, the application of the PFIC rules to our cryptocurrency mining operations and related assets is uncertain. If our cryptocurrency mining operations give rise to assets that are treated as passive or generate passive income for PFIC purposes, and our cryptocurrency mining operations increase relative to our other operations, we may be more likely to be a PFIC in future years. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given with respect to our PFIC status for any taxable year.

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

Passive Foreign Investment Company Rules

As described above, we believe that we have been a PFIC in certain prior years, although we do not believe we were a PFIC for the taxable year ended December 31, 2021. Furthermore, we may be classified as a PFIC for our current taxable year ending December 31, 2022 and future taxable years. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds ADSs or ordinary shares, and unless a mark-to-market election (as described below) is made, a U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make (which generally means any distribution received in a taxable year that is greater than 125 percent of the average annual distributions received in the three preceding taxable years, if shorter, or such U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of our ADSs or ordinary shares. Under the PFIC rules:

●	such excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;
●	such amount allocated to the taxable year of distribution or gain and any taxable year prior to the first taxable year in which we are classified as a PFIC (a “pre-PFIC year”) will be taxable as ordinary income;
●	such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to such U.S. Holder for that year; and
●	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

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

The ADSs are currently tradable on the Nasdaq Capital Market, which is an established securities market in the United States, and thus we anticipate they will be considered readily tradable on an established securities market in the United States for purposes of the foregoing rule, however, no assurance may be given in this regard. In the event we are deemed to be a PRC resident enterprise under the EIT Law (see “—PRC Taxation”), we may be eligible for the benefits of the United States-PRC income tax treaty. Nevertheless, as mentioned above, we believe that we have been a PFIC in certain prior years, although we do not believe we were a PFIC for the taxable year ended December 31, 2021, and we may be classified as a PFIC for our current taxable year ending December 31, 2022 and future taxable years, in which case, we would not be considered a qualified foreign corporation for such taxable years even if we were considered readily tradable on an established securities market or eligible for the benefits of the United States-PRC income tax treaty. Each U.S. Holder is advised to consult its tax advisor regarding the rate of tax that will apply to such holder with respect to, dividend distributions, if any, received from us.

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

F.Dividends and Paying Agents

Not applicable.

G.Statement by Expert

Not applicable.

H.Documents on Display

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

I.Subsidiary Information

Not applicable.

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We have not used derivative financial instruments in our investment portfolio. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates. A hypothetical 1% decrease in interest rates would have resulted in a decrease of approximately $0.01 million in our interest income for the year ended December 31, 2021.

Foreign Exchange Risk

Our financial statements are expressed in U.S. dollars, which is our reporting and functional currency. However, substantially all of the revenues and expenses of the consolidated affiliated entities are denominated in RMB. Substantially all of our sales contracts are denominated in RMB and substantially all of our costs and expenses are denominated in RMB. We have not had any material foreign exchange gains or losses. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and RMB because the value of the business of our operating subsidiaries and VIEs is effectively denominated in RMB, while the ADSs are traded in U.S. dollars.

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

To the extent that we need to convert our U.S. dollar-denominated assets into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on RMB amount we receive from the conversion. A hypothetical 10% decrease in the exchange rate of the U.S. dollar against RMB would have resulted in a decrease of $0.54 million in the value of our U.S. dollar-denominated financial assets of December 31, 2021. Conversely, if we decide to convert our RMB-denominated cash amounts into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to us.

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

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.Debt Securities

Not applicable.

B.Warrants and Rights

Not applicable.

C.Other Securities

Not applicable.

D.American Depositary Shares

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us annually for our expenses incurred in connection with investor relationship programs and any other program related to our ADS facility and the travel expense of our key personnel in connection with such programs. The depositary has also agreed to provide additional payments to us based on the applicable performance indicators relating to our ADS facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. We recognize the reimbursable amounts in other income on our consolidated statements of operations on a straight-line basis over the contract term with the depositary. For the year ended December 31, 2021, we received nil from the depositary as reimbursement for our expenses incurred.

PART II

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIES HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

Not applicable.

ITEM 15.CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this annual report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, due to the material weakness described below, as of December 31, 2021, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management, including our chief executive officer and chief financial officer, assessed the effectiveness of internal control over financial reporting as of December 31, 2021 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission (known as COSO).

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The following material weakness in internal control over financial reporting has been identified as of December 31, 2021. The material weaknesses as of December 31, 2021 were related to the weak operating effectiveness and lack of monitoring of controls over financial reporting due to inadequate resources or resources with insufficient experience or training in our financial reporting team, internal control team, administration team and human resource team.

Because of the material weakness described above, our management has concluded that we had not maintain effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our company’s registered public accounting firm as we are a non-accelerated filer as defined in Rule 12b-2 of the Exchange Act.

Changes in Internal Control over Financial Reporting

In preparing our consolidated financial statements, we identified a material weakness in our internal control over financial reporting as of December 31, 2021. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified was related to the weak operating effectiveness and lack of monitoring of controls over financial reporting due to inadequate resources or resources with insufficient experience or training in our financial reporting team, internal control team, administration team and human resource team.

To remediate our identified material weakness, significant deficiency and other control deficiencies in connection with preparation of our consolidated financial statements, we plan to adopt several measures to improve our internal control over financial reporting. For example, during the reporting period, we keep providing regular training seminars to its employees of different capacities, including financial reporting team, administration team and human resource team, to introduce and reinforce the updated controls and procedures; obtained support from an external consultant firm with experienced staff holding the AICPA license with a solid understanding of U.S. GAAP to assist us in the preparation of the financial statements for the year ended December 31, 2021; and assigned our chief counsel and the legal department to oversee the internal control over financial reporting in addition to their usual capacities. With his extensive experience in risk management and a direct access to our Board of Directors, the chief counsel is capable to provide independent opinions to the performance of internal control over financial reporting.

Other than as described above, no changes in our internal controls over financial reporting occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16A.AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Songzuo Xiang, a member of our audit committee, is an audit committee financial expert. Songzuo Xiang is an independent director as defined by the rules and regulations of the Nasdaq Stock Market LLC and under Rule 10A-3 under the Exchange Act.

ITEM 16B.CODE OF ETHICS

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

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Marcum Bernstein & Pinchuk LLP and Audit Alliance LLP, our principal external auditors for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	Fiscal Year Ended
	December 31,
	2020	2021
Audit Fees	$380,000	$280,000

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

ITEM 16D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On December 31, 2021, we dismissed Marcum Bernstein & Pinchuk LLP as our independent registered public accounting firm, and engaged Audit Alliance LLP as our independent registered public accounting firm in connection with the audit of our consolidated financial statements for the fiscal year ended December 31, 2021, each effective immediately. The change of our independent auditor was made after careful consideration and evaluation process and was approved by our board of directors and the audit committee of our board on December 31, 2021. The decision was not made due to any disagreements with Marcum Bernstein & Pinchuk LLP.

The report of Marcum Bernstein & Pinchuk LLP on our consolidated financial statements for the fiscal years ended December 31, 2020 and 2019 did not contain any adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years ended December 31, 2020 and 2019 and the subsequent interim period through December 31, 2021, (1) there were no (1) disagreements as defined in Item 16F(a)(1)(iv) of Form 20-F with Marcum Bernstein & Pinchuk LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures that, if not resolved to Marcum Bernstein & Pinchuk LLP’s satisfaction, would have caused Marcum Bernstein & Pinchuk LLP to make reference in connection with their opinions to the subject matter of the disagreement; and (2) there were no reportable events as defined in Item 16F (a)(1)(v) of Form 20-F other than (1) the Company’s ability to continue as a going concern; and (2) the material weaknesses reported by management in Item 15 of our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on May 6, 2021.

We provided Marcum Bernstein & Pinchuk LLP with a copy of the foregoing disclosure, and requested that Marcum Bernstein & Pinchuk LLP furnish us with a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. We have received the requested letter from Marcum Bernstein & Pinchuk LLP, a copy of which is filed as Exhibit 16.1 to this annual report.

During the two fiscal years ended December 31, 2020 and 2019 and the subsequent interim period through December 31, 2021, neither we nor anyone on behalf of us has consulted with Audit Alliance LLP regarding (1) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that Audit Alliance LLP concluded was an important factor considered by us in reaching a decision as to any accounting, auditing, or financial reporting issue, (2) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of the instructions to Form 20-F, or (3) any reportable event pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

ITEM 16G.CORPORATE GOVERNANCE

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

Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, has provided a letter to the Nasdaq Stock Market certifying that under Cayman Islands law, we are not required to hold annual shareholder meetings. We held annual meetings in 2013. No annual general meeting was held since 2014. We may hold additional annual shareholder meetings in the future if there are significant issues that require shareholder approval.

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

ITEM 16H.MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17.FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.FINANCIAL STATEMENTS

The full text of our audited consolidated financial statements begins on page F-2 of this annual report.

ITEM 19.EXHIBITS

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

4.1	Amended and Restated 2007 Share Incentive Plan (incorporated by reference to Exhibit 99.2 to Form 6-K filed on December 10, 2009)

4.2	2011 Share Incentive Plan (incorporated by reference to Exhibit 4.49 to Annual Report on Form 20-F filed on April 30, 2012)

4.3	2012 Share Incentive Plan. (incorporated by reference to Exhibit 4.3 to Registration Statement on Form S-8 (File No. 333-187442) filed on March 22, 2013)

Exhibit Number	Description
4.4

Form of Employment Agreement between the Company and an Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 to Registration Statement on Form F-1 (File No. 333- 146825), as amended, initially filed on October 19, 2007)

4.5

Form of Employment Agreement between the Company and an Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 to Registration Statement on Form F-1 (File No. 333- 146825), as amended, initially filed on October 19, 2007)

4.6

Investment Framework Agreement dated October 18, 2005, as amended on September 27, 2007, among Man Guo, Qing Xu and CDH China Management Company Limited (incorporated by reference to Exhibit 10.4 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.7

English Translation of Business Cooperation Agreement dated June 14, 2007 between Beijing Shengshi Lianhe Advertising Co., Ltd. (currently known as Beijing Linghang Shengshi Advertising Co., Ltd.) and AirTV United Media & Culture Co., Ltd. (incorporated by reference to Exhibit 10.9 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.8

English Translation of Amended Power of Attorneys dated November 28, 2008 from the shareholders of Beijing Shengshi Lianhe Advertising Co., Ltd. (currently known as Beijing Linghang Shengshi Advertising Co., Ltd.) (incorporated by reference to Exhibit 4.11 to Annual Report on Form 20-F filed on April 28, 2009)

4.9

English Translation of Amended and Restated Technology Development Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.) and Beijing Shengshi Lianhe Advertising Co., Ltd. (currently known as Beijing Linghang Shengshi Advertising Co., Ltd.) (incorporated by reference to Exhibit 10.12 to Registration Statement on Form F-1 (File No. 333- 146825), as amended, initially filed on October 19, 2007)

4.10

English Translation of Supplementary Agreement dated November 30, 2007 to the Amended and Restated Technology Development Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.) and Beijing Shengshi Lianhe Advertising Co., Ltd. (currently known as Beijing Linghang Shengshi Advertising Co., Ltd.) (incorporated by reference to Exhibit 10.1 to Annual Report on Form 20-F filed on April 30, 2008)

4.11

English Translation of Amended and Restated Technology Support and Service Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.) and Beijing Shengshi Lianhe Advertising Co., Ltd. (currently known as Beijing Linghang Shengshi Advertising Co., Ltd.) (incorporated by reference to Exhibit 10.13 to Registration Statement on Form F-1 (File No. 333- 146825), as amended, initially filed on October 19, 2007)

4.12

English Translation of Supplementary Agreement dated November 30, 2007 to the Amended and Restated Technology Support and Service Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.) and Beijing Shengshi Lianhe Advertising Co., Ltd. (currently known as Beijing Linghang Shengshi Advertising Co., Ltd.) (incorporated by reference to Exhibit 10.2 to Annual Report on Form 20-F filed on April 30, 2008)

Exhibit Number	Description
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

Exhibit Number	Description
4.29

English Translation of Power of Attorneys dated April 1, 2008 from the shareholders of Beijing Yuehang Digital Media Advertising Co., Ltd. (incorporated by reference to Exhibit 4.42 to Annual Report on Form 20-F filed on April 28, 2009)

4.30

English Translation of Technology Development Agreement dated April 1, 2008 between AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.) and Beijing Yuehang Digital Media Advertising Co., Ltd. (incorporated by reference to Exhibit 4.43 to Annual Report on Form 20-F filed on April 28, 2009)

4.31

English Translation of Technology Support and Service Agreement dated April 1, 2008 between AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.) and Beijing Yuehang Digital Media Advertising Co., Ltd. (incorporated by reference to Exhibit 4.44 to Annual Report on Form 20-F filed on April 28, 2009)

4.32

English Translation of Supplementary Agreement dated June 25, 2008 to the Technology Support and Service Agreement dated April 1, 2008 between AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.) and Beijing Yuehang Digital Media Advertising Co., Ltd. (incorporated by reference to Exhibit 4.45 to Annual Report on Form 20-F filed on April 28, 2009)

4.33

English Translation of Equity Pledge Agreement dated April 1, 2008 among AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.), Beijing Yuehang Digital Media Advertising Co., Ltd. and the shareholders of Beijing Yuehang Digital Media Advertising Co., Ltd. (incorporated by reference to Exhibit 4.46 to Annual Report on Form 20-F filed on April 28, 2009)

4.34

English Translation of Call Option Agreement dated April 1, 2008 among AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.), Beijing Yuehang Digital Media Advertising Co., Ltd. and the shareholders of Beijing Yuehang Digital Media Advertising Co., Ltd. (incorporated by reference to Exhibit 4.47 to Annual Report on Form 20-F filed on April 28, 2009)

4.35

English summary of Investment Agreement, dated May 12, 2013, by and among Elec-Tech International Co., Ltd., Beijing AirMedia UC Advertising Co., Ltd. (currently known as Beijing Wangfan Jiaming Advertising Co., Ltd. ) and Beijing Zhongshi Aoyou Advertising Co., Ltd. (incorporated by reference to Exhibit 4.50 to Annual Report on Form 20-F filed on April 25, 2014)

4.36

English summary of Cooperation Agreement for the Establishment of Advertising Company, dated May 2013, by and between Beijing Shengshi Lianhe Advertising Co., Ltd. (currently known as Beijing Linghang Shengshi Advertising Co., Ltd.), and Guangzhou Daozheng Advertising Co., Ltd. (incorporated by reference to Exhibit 4.51 to Annual Report on Form 20-F filed on April 25, 2014)

4.37

English summary of Equity Swap Agreement, dated September 29, 2013, by and between Beijing N-S Digital TV Co., Ltd. and AirMedia Group Co., Ltd. (incorporated by reference to Exhibit 4.52 to Annual Report on Form 20-F filed on April 25, 2014)

4.38

Agreement and Plan of Merger, dated as of September 29, 2015, by and among the Registrant, AirMedia Holdings Ltd. and AirMedia Merger Company Limited (incorporated herein by reference to Exhibit 99.2 of our current report on Form 6-K filed with the Commission on September 30, 2015).

Exhibit Number	Description
4.39

English translation of Equity Interest Transfer Agreement in respect of AirMedia Group Co., Ltd., dated June 15, 2015, by and among AirMedia Group Inc. (currently known as AirNet Technology Inc.), AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.), Beijing Linghang Shengshi Advertising Co., Ltd., Man Guo and Beijing Longde Wenchuang Investment Fund Management Company. (incorporated by reference to Exhibit 4.39 to Annual Report on Form 20-F filed on May 16, 2016)

4.40

English translation of Supplement Agreement of Equity Transfer, dated November 30, 2015, by and among AirMedia Group Inc. (currently known as AirNet Technology Inc.), AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.), Beijing Linghang Shengshi Advertising Co., Ltd., Man Guo and Beijing Longde Wenchuang Investment Fund Management Company. (incorporated by reference to Exhibit 4.40 to Annual Report on Form 20-F filed on May 16, 2016)

4.41

English translation of Exclusive Technology Consulting and Service Agreement, dated June 5, 2015, by and between AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.) and AirMedia Online Network Technology Co., Ltd. (currently known as Yuehang Sunshine Network Technology Group Co., Ltd.) (incorporated by reference to Exhibit 4.41 to Annual Report on Form 20-F filed on May 16, 2016)

4.42

English translation of Technology Development Agreement, dated June 5, 2015, by and between AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.) and AirMedia Online Network Technology Co., Ltd. (currently known as Yuehang Sunshine Network Technology Group Co., Ltd.) (incorporated by reference to Exhibit 4.42 to Annual Report on Form 20-F filed on May 16, 2016)

4.43

English translation of Technology Support and Service Agreement, dated June 5, 2015, by and between AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.) and AirMedia Online Network Technology Co., Ltd. (currently known as Yuehang Sunshine Network Technology Group Co., Ltd.) (incorporated by reference to Exhibit 4.43 to Annual Report on Form 20-F filed on May 16, 2016)

4.44

English translation of Loan Agreements, dated June 5, 2015, by and between AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.) and the shareholder of AirMedia Online Network Technology Co., Ltd. (currently known as Yuehang Sunshine Network Technology Group Co., Ltd.) (incorporated by reference to Exhibit 4.44 to Annual Report on Form 20-F filed on May 16, 2016)

4.45

English translation of Exclusive Call Option Agreement, dated June 5, 2015, by and between AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.), AirMedia Online Network Technology Co., Ltd. (currently known as Yuehang Sunshine Network Technology Group Co., Ltd.) and the shareholders of AirMedia Online Network Technology Co., Ltd. (currently known as Yuehang Sunshine Network Technology Group Co., Ltd.) (incorporated by reference to Exhibit 4.45 to Annual Report on Form 20-F filed on May 16, 2016)

4.46

English translation of Power of Attorney, dated June 5, 2015, by the shareholders of AirMedia Online Network Technology Co., Ltd. (currently known as Yuehang Sunshine Network Technology Group Co., Ltd.) (incorporated by reference to Exhibit 4.46 to Annual Report on Form 20-F filed on May 16, 2016)

Exhibit Number	Description
4.47

English translation of Equity Pledge Agreements, dated June 5, 2015, by and among AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.), AirMedia Online Network Technology Co., Ltd. (currently known as Yuehang Sunshine Network Technology Group Co., Ltd.) and the shareholders of AirMedia Online Network Technology Co., Ltd. (currently known as Yuehang Sunshine Network Technology Group Co., Ltd.) (incorporated by reference to Exhibit 4.47 to Annual Report on Form 20-F filed on May 16, 2016)

4.48

English translation of Supplement Agreement in respect of the Related Agreement Arrangement of Beijing Linghang Shengshi Advertising Co., Ltd., dated January 21, 2016, by and among AirMedia Technology (Beijing) Co., Ltd., Man Guo and Qing Xu (incorporated by reference to Exhibit 4.48 to Annual Report on Form 20-F filed on May 16, 2016)

4.49

English translation of Supplement Agreement in respect of the Related Agreement Arrangement of Beijing Wangfan Jiaming Advertising Co., Ltd., dated January 21, 2016, by and among AirMedia Technology (Beijing) Co., Ltd., Man Guo and Qing Xu (incorporated by reference to Exhibit 4.49 to Annual Report on Form 20-F filed on May 16, 2016)

4.50

English translation of Supplement Agreement in respect of the Related Agreement Arrangement of AirMedia Online Network Technology Co., Ltd. (currently known as Yuehang Sunshine Network Technology Group Co., Ltd.), dated March 15, 2016, by and among AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.), Man Guo, Qing Xu and Tao Hong (incorporated by reference to Exhibit 4.50 to Annual Report on Form 20-F filed on May 16, 2016)

4.51

English translation of Capital Contribution Agreement for the Establishment of Unicom AirNet (Beijing) Network Co. Ltd. by and among AirMedia Online Network Technology Co., Ltd. (currently known as Yuehang Sunshine Network Technology Group Co., Ltd.), Unicom Boardband Online Co., Ltd. and Chengdu Haite Kairong Aeronautical Technology Co., Ltd. (incorporated by reference to Exhibit 4.51 to Annual Report on Form 20-F filed on June 28, 2017)

4.52

English translation of Memorandum on Subsequent Performance of AirMedia Group Co., Ltd. Equity Transfer Agreement and Supplementary Agreement, dated March 28, 2018, by and among AirMedia Group Inc. (currently known as AirNet Technology Inc.), AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.), Beijing Linghang Shengshi Advertising Co., Ltd., Mr. Herman Man Guo, Mr. Qing Xu, Beijing Longde Wenchuang Investment Fund Management Co., Ltd., Beijing Cultural Center Construction and Development Fund (Limited Partnership) and AirMedia Group Co., Ltd. (incorporated by reference to Exhibit 99.1 to Form 6-K (File No. 001-33765) filed on March 29, 2018)

4.53

English translation of Supplementary Agreement for the Memorandum Regarding Continued Implementation of the Agreement on Equity Transfer of AirMedia Group Co., Ltd. and its Supplementary Agreement, dated August 23, 2018, by and among AirMedia Group Inc. (currently known as AirNet Technology Inc.), Hangmei United Media Technology (Beijing) Co., Ltd., Beijing Hangmei Shengshi Advertising Co., Ltd., Mr. Herman Man Guo, Mr. Qing Xu, Beijing Longde Wenchuang Investment Fund Management Co., Ltd., Beijing Cultural Center Development Fund (Limited Partnership) and AirMedia Group Co., Ltd. (incorporated by reference to Exhibit 4.53 to Annual Report on Form 20-F filed on October 17, 2018)

Exhibit Number	Description
4.54

English translation of equity transfer agreement in respect of Airmedia Group Co., Ltd. (currently known as AirNet Technology Inc.), dated November 5, 2018, by and among Beijing Linghang Shengshi Advertising Co., ltd., Guo Man, Xu Qing, and Jiangsu Hongzhou Investment Co., Ltd. (incorporated by reference to Exhibit 99.2 to Form 6-K (File No. 001-33765) filed on November 7, 2018)

4.55

English translation of Supplementary Agreement for the Memorandum Regarding Continued Implementation of the Agreement on Equity Transfer of AirMedia Group Co., Ltd. and its Supplementary Agreement, dated November 2018, by and among AirMedia Group Inc. (currently known as AirNet Technology Inc.), Hangmei United Media Technology (Beijing) Co., Ltd., Beijing Hangmei Shengshi Advertising Co., Ltd., Mr. Herman Man Guo, Mr. Qing Xu, Beijing Longde Wenchuang Investment Fund Management Co., Ltd., Beijing Cultural Center Development Fund (Limited Partnership) and AirMedia Group Co., Ltd. (incorporated by reference to Exhibit 4.55 to Annual Report on Form 20-F filed on April 30, 2019)

4.56

English translation of Supplementary Agreement to Equity Transfer Agreement in respect of AirMedia Group Co., Ltd. (currently known as AirNet Technology Inc.), dated October 30, 2019, by and among Beijing Linghang Shengshi Advertising Co., Ltd., Guo Man, Xu Qing, and Jiangsu Hongzhou Investment Co., Ltd. (incorporated by reference to Exhibit 99.2 to Form 6-K (File No. 001-33765) filed on November 8, 2019)

4.57

Investment Agreement by and among AirNet Technology Inc., Mr. Herman Man Guo and Unistar Group Holdings Limited dated December 30, 2020 (incorporated by reference to Exhibit 99.2 to Current Report on Form 6-K furnished on January 4, 2021)

4.58

Investment Agreement by and among AirNet Technology Inc., Mr. Herman Man Guo and Northern Shore Group Limited dated February 4, 2021 (incorporated by reference to Exhibit 99.2 to Current Report on Form 6-K furnished on February 5, 2021)

4.59*

Investment Agreement dated as of April 6, 2022 by and among AirNet Technology Inc., Mr. Herman Man Guo, Mrs. Dan Shao and Unistar Group Holdings Ltd. (incorporated by reference to Exhibit 99.2 to Current Report on Form 6-K furnished on April 6, 2022)

4.60*

Warrant Agreement dated as of April 6, 2022 by and among AirNet Technology Inc. and Unistar Group Holdings Ltd. (incorporated by reference to Exhibit 99.3 to Current Report on Form 6-K furnished on April 6, 2022)

4.61*

Warrant Agreement dated as of April 6, 2022 by and among AirNet Technology Inc. and Northern Shore Group Limited (incorporated by reference to Exhibit 99.4 to Current Report on Form 6-K furnished on April 6, 2022)

8.1*	List of the Registrant’s subsidiaries

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certifications by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certifications by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description

15.1*	Consent of Audit Alliance LLP

15.2*	Consent of Commerce & Finance Law Offices

15.3*	Consent of Maples and Calder (Hong Kong) LLP

16.1*	Letter from Marcum Bernstein & Pinchuk LLP to the Securities and Exchange Commission

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File - The cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

*Filed herewith

**Furnished with this annual report on Form 20-F

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: May 13, 2022	AIRNET TECHNOLOGY INC.

By: /s/ Herman Man Guo

Name: Herman Man Guo
Title: Chairman, Chief Executive Officer and Interim Chief Financial Officer

AIRNET TECHNOLOGY INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of AirNet Technology Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of AirNet Technology Inc. (the “Company”) as of December 31, 2021, the related consolidated statements of operations, comprehensive income loss, changes in equity, and cash flows for the year ended December 31, 2021, and the related notes to the consolidated financial statements and schedule (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the years ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2(b) to the consolidated financial statements, the Company has a history of operating losses and negative operating cash flows and has negative working capital of US$68.3M as of December 31, 2021. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note2(b). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) related to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which it relates.

Going concern

Description of the Matter

As described in Note 2(b) to consolidated financial statements, the Company has a history of operating losses and negative operating cash flows and has negative working capital of US$68.3M as of December 31, 2021. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management plans to restructure the business by selling air travel media network business to its CEO, Mr. Man Guo, and then transform the business to a cryptocurrency mining business. However, there is no assurance that the measures can be achieved as planned.

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

Impairment of long-lived assets related to Property, Plant & Equipment

Description of the Matter

At December 31, 2021, the Company’s book value of Property, Plant & Equipment (“PPE”) was US$ $19.3 million. As discussed in Note 2(m) to the consolidated financial statements, PPE is tested for impairment when an existing event or one that will take place in the near future indicates that the recoverable value of the PPE amounts may be affected. An asset’s recoverable amount is the higher of the fair value less costs to sell that asset, and its value-in-use. The value in use is calculated based on discounted future cash flows, which are prepared for each cash generating unit considering, among others, significant assumptions relating to projections of the amount of computer servers, hash rate, the average price of the ETH, transaction fees (gas fee) occurred, depreciation expenses, staff costs, electricity expense and other related professional service fee.

The principal considerations for our determination that performing procedures relating to the impairment of long-lived assets related to PPE is a critical audit matter are there was significant judgment by management in estimating the value in use of the cash generating unit. This in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures to evaluate the significant assumptions in the value in use estimate, including projections of the amount of computer servers, hash rate, the average price of the ETH, transaction fees (gas fee) occurred, depreciation expenses, staff costs, electricity expense and other related professional service fee. In addition, the audit effort involved professionals with specialized skill and knowledge to assist in performing the audit procedures and evaluating the audit evidence obtained.

How we Addressed the Matter in Our Audit

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These audit procedures included:

•

obtaining an understanding, evaluating the design and testing the operating effectiveness of controls over the management’s impairment review process, including controls over the review of the significant assumptions.

•	evaluating the estimation methodology and testing the aforementioned significant assumptions and the completeness, accuracy, and relevance of underlying data used.
•

significant assumptions were compared to current available economic trends data and known regulatory changes and evaluations were made of how changes to such assumptions, and other factors would affect the outcomes.

•

assess the historical accuracy of management’s estimates and performed sensitivity analyses of significant assumptions to evaluate the changes in the value in use that would result from changes in the assumptions; the arithmetical correctness of the discounted cash flows model and the completeness of disclosures in the consolidated financial statements.

•	professionals with specialized skill and knowledge were used to assist in the evaluation of the methodology and the significant assumptions used in the future cash flows estimated by management.

/s/ Audit Alliance LLP

We have served as the Company’s auditor since 2021.

Singapore

May 13, 2022

PCAOB ID Number 3487

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of AirNet Technology Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of AirNet Technology Inc. (the “Company”, formerly known as AirMedia Group Inc.) as of December 31, 2020 and the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2(b) to consolidated financial statements, the Company has a history of operating losses and negative operating cash flows and has negative working capital of $55,193 as of December 31, 2020 and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note2(b). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Critical Audit Matter

The critical audit matter communicated below is the matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) related to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Going concern

Description of the Matter

As described in Note 2(b) to consolidated financial statements, the Company has a history of operating losses and negative operating cash flows and has negative working capital of $55,193 as of December 31, 2020 and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Group's ability to continue as a going concern. Management plans restructure their business by transferring air travel media network business to its CEO, Mr. Man Guo, and then transform the business to a cryptocurrency mining business. However, there is no assurance that the measures can be achieved as planned.

This significant unusual situation is a critical audit matter as it relates to a material disclosure of going concern and involved complex estimation by management and auditor subjective.

How we Addressed the Matter in Our Audit

Our principal audit procedures included, among others:

●	Obtaining an understanding, and evaluating management’s assessment on whether there are conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern for a reasonable period of time;

●	Assessing the management’s plans and obtaining sufficient appropriate audit evidence to determine whether or not substantial doubt can be alleviated or still exists;

●	Reviewing the relevant disclosures to the consolidated financial statements.

/s/ Marcum Bernstein & Pinchuk LLP

We have served as the Company’s auditor from 2017 to 2021.

New York, NY

May 6, 2021

AIRNET TECHNOLOGY INC.

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars in thousands, except share and per share data)

	As of December 31,
	2020	2021
Assets
Current assets:
Cash and cash equivalents	$283	$1,569
Restricted cash	15,327	—
Accounts receivable, net	10,398	2,258
Prepaid concession fees, net	—	628
Other current assets, net	32,600	31,534
Cryptocurrency, less impairment	—	659
Amount due from related parties	27	—
Total current assets	58,635	36,648

Property and equipment, net	12,883	19,302
Long-term investments, net	42,495	39,554
Long-term deposits, net	382	513
Right-of-use assets	683	18
TOTAL ASSETS	$115,078	$96,035
Liabilities
Current liabilities:
Short-term loan	$5,670	$15,174
Accounts payable	22,211	18,365
Accrued expenses and other current liabilities	24,402	9,695
Deferred revenue	2,589	3,428
Consideration received from buyer	30,651	31,384
Payable for earnout commitment	23,380	23,939
Amounts due to related parties	1,531	—
Income tax payable	2,392	2,963
Lease liability, current	1,002	8
Total current liabilities	113,828	104,956
Non-current liabilities:
Long-term loan	2,605	—
Lease liability, non-current	3	13
Total liabilities	116,436	104,969

AIRNET TECHNOLOGY INC.

CONSOLIDATED BALANCE SHEETS

(I n U.S. dollars in thousands, except share and per share data)

	As of December 31,
	2020	2021

Equity

Ordinary shares ($0.001 par value; 900,000,000 shares authorized; 151,573,363 and 179,986,169 shares issued as of December 31, 2020 and 2021, respectively; 149,541,085 and 178,993,449 shares outstanding as of December 31, 2020 and 2021, respectively)	152	181
Additional paid-in capital	288,879	298,685
Treasury stock (2,032,278 and 992,720 shares as of December 31, 2020 and 2021, respectively)	(2,351)	(1,148)
Accumulated deficits	(286,365)	(304,904)
Accumulated other comprehensive income	31,308	31,685
Total AirNet Technology Inc.’s shareholders’ equity	31,623	24,499

Non-controlling interests	(32,981)	(33,433)
Total deficit	(1,358)	(8,934)

TOTAL LIABILITIES AND DEFICIT	$115,078	$96,035

The accompanying notes are an integral part of these consolidated financial statements.

AIRNET TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars in thousands, except share and per share data)

	For the years ended December 31,
	2019	2020	2021

Revenues	$26,225	$23,546	$11,796
Business tax and other sales tax	(203)	(112)	(119)
Net revenues	26,022	23,434	11,677
Less: Cost of revenues	33,587	19,588	14,775
Gross (loss) profit	(7,565)	3,846	(3,098)

Operating expenses:
Selling and marketing	4,445	2,533	1,978
General and administrative	20,208	9,807	8,533
Research and development	1,157	724	365
Total operating expenses	25,810	13,064	10,876

Loss from operations	(33,375)	(9,218)	(13,974)
Other income (expenses):
Interest expense, net	(436)	(742)	(1,120)
Loss from and impairment on long-term investments	(2,703)	(2,947)	(2,990)
Other income, net	3,301	9,120	581
Total other income (expense)	162	5,431	(3,529)

Loss before income taxes	(33,213)	(3,787)	(17,503)
Income tax expenses (benefits)	691	(10,235)	284
Net (loss) income	(33,904)	6,448	(17,787)
Less: Net loss attributable to non-controlling interests	(2,427)	(1,079)	(452)
Net (loss) income attributable to AirNet Technology Inc.’s shareholders	$(31,477)	$7,527	$(17,335)

Net (loss) income per ordinary share
Basic and diluted	$(0.25)	$0.06	$(0.10)

Net (loss) income per ADS
Basic and diluted.	$(2.50)	$0.60	$(0.99)

Weighted average shares used in calculating net (loss) income per ordinary share
Basic and diluted	125,664,777	125,795,606	175,628,125

Weighted average ADS used in calculating net (loss) income per ADS
Basic and diluted	12,566,478	12,579,561	17,562,812

The accompanying notes are an integral part of these consolidated financial statements.

AIRNET TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(In U.S. dollars in thousands)

	For the years ended December 31,
	2019	2020	2021

Net (loss) income	$(33,904)	$6,448	$(17,787)
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustment	381	(384)	377

Comprehensive (loss) income	(33,523)	6,064	(17,410)
Less: comprehensive loss attributable to non-controlling interests	(2,427)	(1,079)	(452)

Comprehensive (loss) income attributable to AirNet Technology Inc.'s shareholders	$(31,096)	$7,143	$(16,958)

The accompanying notes are an integral part of these consolidated financial statements.

AIRNET TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In U.S. dollars in thousands, except share and per share data)

							Total
						Accumulated	AirNet Technology
	Ordinary shares		Additional			other	Inc.'s	Non-
			paid-in	Treasury	Accumulated	comprehensive	shareholders'	controlling	Total
	Shares	Amount	capital	stock	deficits	income (loss)	equity	interests	Equity (Deficit)

Balance as of January 1, 2019	125,664,777	$128	$284,726	$(2,351)	$(262,415)	$31,311	$51,399	$(37,000)	$14,399
Share-based compensation	—	—	161	—	—	—	161	—	161
Foreign currency translation adjustment	—	—	—	—	—	381	381	—	381
Net loss	—	—	—	—	(31,477)	—	(31,477)	(2,427)	(33,904)
Balance as of December 31, 2019	125,664,777	128	284,887	(2,351)	(293,892)	31,692	20,464	(39,427)	(18,963)
Shares issued for purchase of equipment	23,876,308	24	2,507	—	—	—	2,531	—	2,531
Share-based compensation	—	—	186	—	—	—	186	—	186
Capital contribution non-controlling	—	—	1,299	—	—	—	1,299	150	1,449
Disposal of subsidiaries	—	—	—	—	—	—	—	7,375	7,375
Foreign currency translation adjustment	—	—	—	—	—	(384)	(384)	—	(384)
Net income (loss)	—	—	—	—	7,527	—	7,527	(1,079)	6,448
Balance as of December 31, 2020	149,541,085	152	288,879	(2,351)	(286,365)	31,308	31,623	(32,981)	(1,358)
Ordinary shares issued for share based compensation	1,039,558	1	—	1,203	(1,204)	—	—	—	—
Shares issued for purchase of equipment	28,412,806	28	8,922	—	—	—	8,950	—	8,950
Share-based compensation	—	—	186	—	—	—	186	—	186
Capital contribution non-controlling	—	—	698	—	—	—	698	—	698
Foreign currency translation adjustment	—	—	—	—	—	377	377	—	377
Net loss	—	—	—	—	(17,335)	—	(17,335)	(452)	(17,787)
Balance as of December 31, 2021	178,993,449	181	298,685	(1,148)	(304,904)	31,685	24,499	(33,433)	(8,934)

The accompanying notes are an integral part of these consolidated financial statements.

AIRNET TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars in thousands)

	For the years ended December 31,
	2019	2020	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(33,904)	$6,448	$(17,787)

Adjustments to reconcile net income/(loss) to net cash used in operating activities:
Bad debt provisions	7,184	412	258
Depreciation and amortization	1,018	1,334	3,954
Amortization of right-of-use asset	860	946	571
Share-based compensation	161	186	186
Loss from and impairment on long-term investments	2,703	2,947	2,990
Loss on disposal of property and equipment	89	13	—
Impairment loss on inventory	322	—	—
Cost of non-deductible input VAT that generated in prior years	10,998	1,318	521
Other income on concession payable waived	(4,053)	(563)	—
Other income on disposal of subsidiaries	—	(8,974)	—
Income tax benefit due to reverse of UTP	—	(11,065)	—

Changes in assets and liabilities
Accounts receivable	(608)	(1,717)	7,882
Prepaid concession fees	500	724	(628)
Other current assets	(2,462)	(606)	547
Cryptocurrency, less impairment	—	—	(659)
Long-term deposits	121	499	(131)
Amount due from related parties	(10)	1	27
Accounts payable	1,866	1,075	(3,846)
Accrued expenses and other current liabilities	(134)	141	620
Deferred revenue	850	(327)	839
Amount due to related parties	30	821	—
Income tax payable	496	1,391	571
Lease liabilities	(943)	(559)	(890)
Net cash used in operating activities	(14,916)	(5,555)	(4,975)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(2,805)	(83)	—
Proceeds from disposal of equity investment	7,245	—	—
Proceeds from disposal of subsidiaries	—	435	—
Net cash provided by investing activities	4,440	352	—
			—
CASH FLOWS FROM FINANCING ACTIVITIES:
Cash received from short-term loan	5,941	5,217	18,938
Cash repaid for short-term loan	(11,882)	—	(6,762)
Cash repaid for long-term loan	(145)	(145)	(2,605)
Cash repaid to third party	—	—	(18,171)
Cash received from loan due to related parties	2,898	—	—
Cash repaid for loan due to related parties	—	(1,849)	(1,531)
Capital contribution from non-controlling interest	—	1,449	698
Financing received from the third parties	—	14,492	—
Capital withdraw by non-controlling shareholder	(1,135)	—	—
Net cash (used in) provided by financing activities	(4,323)	19,164	(9,433)

Effect of exchange rate changes	219	690	367

Net decrease in cash, cash equivalents and restricted cash	(14,580)	(14,651)	(14,041)
Cash and cash equivalents and restricted cash, at beginning of year	15,539	959	15,610
Cash and cash equivalents, at end of year	$959	$15,610	$1,569

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income tax paid	$194	$16	$72
Interests paid	$513	$326	$784

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES:
Share issuance for purchase of property and equipment	$—	$2,531	$8,950
Dividend from a RPT to settle the payable to that RPT	—	679	—
Payable for purchase of property and equipment	$(462)	$—	$—
Recognition of right-of-use and lease payment liability	$2,308	$59	$94

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows:

	As of December 31,
	2019	2020	2021
Cash and cash equivalents	$958	$283	$1,569
Restricted cash	1	15,327	—
Total cash and cash equivalents	$959	$15,610	$1,569

The accompanying notes are an integral part of these consolidated financial statements.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In U.S. dollars in thousands, except share and per share data)

1.           ORGANIZATION AND PRINCIPAL ACTIVITIES

Introduction of the Group

AirNet Technology Inc. ("AirNet" or the "Company") was incorporated in the Cayman Islands on April 12, 2007.

AirNet, its subsidiaries, through its variable interest entities ("VIEs") and VIEs’ subsidiaries (collectively the "Group") to operate its out-of-home advertising network, primarily air travel advertising network, in the People’s Republic of China (the "PRC"). And the Company conducts the cryptocurrencies mining business operations by its Hong Kong subsidiary Blockchain Dynamics Limited.

The Group provides advertising time slots in the form of digital TV screens on airplanes, and media contents display in air travel. Collaborating with the Group’s partners, AirNet serves airline travelers with interactive entertainment and a coverage of breaking news, and furnishes corporate clients with advertisements tailored to the perceptions of the travelers.

The Group generates revenue from the cryptocurrency earns through its mining activities.

As of issuance date of this report, details of the Company’s subsidiaries, VIEs and VIEs’ subsidiaries are as follows:

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In U.S. dollars in thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

Introduction of the Group - continued

	Date of		Percentage
	incorporation/	Place of	of legal
Name	acquisition	incorporation	ownership

Intermediate Holding Company:

Broad Cosmos Enterprises Ltd. (“Broad Cosmos”)	June 26, 2006	British Virgin Islands ("BVI")	100%

AirNet International Limited ("AirNet International")	July 14, 2007	BVI	100%

AirNet (China) Limited ("AN China")	August 5, 2005	Hong Kong	100%

Subsidiaries:

Blockchain Dynamics Limited	January 11, 2021	Hong Kong	100%

Energy Bytes Inc.	January 21, 2022	United States	100%

Yuehang Chuangyi Technology (Beijing) Co., Ltd. ("Chuangyi Technology")	September 19, 2005	the PRC	100%

Shenzhen Yuehang Information Technology Co., Ltd. ("Shenzhen Yuehang")	June 6, 2006	the PRC	100%

Xi’an Shengshi Dinghong Information Technology Co., Ltd. ("Xi’an Shengshi")	December 31, 2007	the PRC	100%

VIEs:

Beijing Linghang Shengshi Advertising Co., Ltd. ("Linghang Shengshi ")	August 7, 2005	the PRC	N/A

Wangfan Tianxia Network Technology Co., Ltd.(“Iwanfan”)	May 6, 2016	the PRC	N/A

Yuehang Sunshine Network Technology Group Co., Ltd. ("AirNet Online")	April 30, 2015	the PRC	N/A

VIEs’ subsidiaries:

Beijing Yuehang Digital Media Advertising Co., Ltd. ("Beijing Yuehang")	January 16, 2008	the PRC	N/A

Beijing AirNet Pictures Co., Ltd. ("AirNet Pictures")	September 13, 2007	the PRC	N/A

Wenzhou Yuehang Advertising Co., Ltd. ("Wenzhou Yuehang")	October 17, 2008	the PRC	N/A

Beijing Dongding Gongyi Advertising Co., Ltd. ("Dongding")	February 1, 2010	the PRC	N/A

Guangzhou Meizheng Online Network Technology Co., Ltd. ("Guangzhou Meizheng")	May 17, 2013	the PRC	N/A

Air Esurfing Information Technology Co., Ltd. ("Air Esurfing")	September 25, 2013	the PRC	N/A

Wangfan Linghang Mobile Network Technology Co., Ltd. ("Linghang")	April 23, 2015	the PRC	N/A

Beijing Wangfan Jiaming Pictures Co., Ltd. ("Wangfan Jiaming")	December 31, 2015	the PRC	N/A

Meizheng Network Information Technology Co., Ltd. (“Meizheng Network”)	August 8, 2016	the PRC	N/A

Beijing Wangfan Jiaming Advertising Co.,Ltd. ("Jiaming Advertising")	January 1, 2007	the PRC	N/A

Shandong Airmedia Cheweishi Network Technology Co., Ltd. (“Shangdong Cheweishi”)	July 21, 2016	the PRC	N/A

Dingsheng Ruizhi (Beijing) Investment Consulting Co., Ltd. (“Dingsheng Ruizhi”)	May 25, 2016	the PRC	N/A

Yuehang Zhongying E-commerce Co., Ltd. (“Zhongying”)	May 17, 2018	the PRC	N/A

Beijing Airport United Culture Media Co., Ltd. (“Airport United”)	June 19, 2018	the PRC	N/A

Yuehang Sunshine (Beijing) Asset Management Co., Ltd. (“Yuehang Asset”)	January 18, 2019	the PRC	N/A

Air Joy Media Private Limited (“Air Joy”)	November 15, 2019	Singapore	N/A

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In U.S. dollars in thousands, except share and per share data)

1.ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

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

The Group conducts substantially all of its activities through VIEs, i.e. Linghang Shengshi, Iwanfan and AirNet Online, and the VIEs' subsidiaries. The VIEs have entered into the following series of agreements with Chuangyi Technology:

●	Technology support and service agreement: Chuangyi Technology provides exclusive technology support and consulting services to the VIEs and in return, the VIEs are required to pay Chuangyi Technology service fees. The VIEs pay to Chuangyi Technology annual service fees in the amount that guarantee that the VIEs can achieve, after deducting such service fees payable to Chuangyi Technology, a net cost-plus rate of no less than 0.5% in the case of Linghang Shengshi, and Jiaming Advertising, or 1.0% in the case of Beijing Yuehang, which final rate should be determined by Chuangyi Technology. The "net cost-plus rate" refers to the operating profit as a percentage of total costs and expenses of a certain entity. The technology support and service fees for each given year payable by AirNet Online to Chuangyi Technology under AirNet Online’s technology support and service agreement shall be determined by AirNet Online and Chuangyi Technology at the first month of such year taking into account several factors. Those factors include the credential of the team of Chuangyi Technology that provides services to AirNet Online, the number of service hours, the nature and value of the services provided by Chuangyi Technology, the extent to which Chuangyi Technology provides patent or other license to AirNet Online in its provision of technology support and service and the correlation between AirNet Online’s results of operations and the technology support and service provided by Chuangyi Technology. In the event Chuangyi Technology finds it necessary to make subsequent adjustment to the amount of fees, AirNet Online shall negotiate in good faith with Chuangyi Technology to determine the new fee. The technology support and service agreements are effective for ten years and such term is automatically renewed upon its expiry unless either party informs the other party of its intention of no extension at least twenty days prior to the expiration of the agreements.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In U.S. dollars in thousands, except share and per share data)

1.ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

The VIE arrangements - continued

●	Technology development agreement: VIEs exclusively engaged Chuangyi Technology to provide technology development services. Chuangyi Technology owns the intellectual property rights developed in the performance of these agreements. Except for AirNet Online, the VIEs pay to Chuangyi Technology annual service fees in the amount that guarantee that the VIEs can achieve, after deducting such service fees payable to Chuangyi Technology, a net cost-plus rate of no less than 0.5% in the case of Linghang Shengshi, and Jiaming Advertising, which final rate should be determined by Chuangyi Technology. It is at Chuangyi Technology's sole discretion that the rate and amount of fees ultimately charged the VIEs under these agreements are determined. The "net cost-plus rate" refers to the operating profit as a percentage of total costs and expenses of a certain entity. The technology development fees for each given year payable by AirNet Online to Chuangyi Technology under AirNet Online’s technology development agreement shall be determined by AirNet Online and Chuangyi Technology at the first month of such year taking into account several factors. Those factors include the credential of the team of Chuangyi Technology that provides services to AirNet Online, the number of service hours, the nature and value of the services provided by Chuangyi Technology, the extent to which Chuangyi Technology provides patent or other license to AirNet Online in its provision of technology development service and the correlation between AirNet Online’s results of operations and the technology development service provided by Chuangyi Technology. In the event Chuangyi Technology finds it necessary to make subsequent adjustment to the amount of fees, AirNet Online shall negotiate in good faith with Chuangyi Technology to determine the new fee. The technology development agreements are effective for ten years and such terms is automatically renewed upon its expiry unless either party informs the other party of its intention of no extension at least twenty days prior to the expiration of the agreements.
●	Exclusive Technology Consultation and Service Agreement: AirNet Online exclusively engages Chuangyi Technology to provide consultation services in relation to management, training, marketing and promotion. AirNet Online agrees to pay to Chuangyi Technology the amount of annual service fees as determined by Chuangyi Technology. In the event Chuangyi Technology finds it necessary to make subsequent adjustment to the amount of fees, AirNet Online shall negotiate in good faith with Chuangyi Technology to determine the new fees. The exclusive technology consultation and service agreement remains effective for ten years and such term may be reviewed by Chuangyi Technology’s written confirmation prior to the expiration of the agreement term.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In U.S. dollars in thousands, except share and per share data)

1.ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

The VIE arrangements - continued

●	Call option agreement : Under the call option agreements between Chuangyi Technology and the shareholders of Linghang Shengshi, Beijing Yuehang and Jiaming Advertising, the shareholders of those VIEs irrevocably granted Chuangyi Technology or its designated third party an exclusive option to purchase from the VIEs' shareholders, to the extent permitted under PRC law, all the equity interests in the VIEs, as the case may be, for the minimum amount of consideration permitted by the applicable law without any other conditions. Under the call option agreements between Chuangyi Technology and the shareholders of AirNet Online, the shareholders of AirNet Online irrevocably granted Chuangyi Technology or its designated third party an exclusive option to purchase from the shareholders of AirNet Online, to the extent permitted under PRC law, all the equity interests in AirNet Online, as the case may be. To the extent the applicable PRC law does not require the valuation of the subject equity interests and does not otherwise restrict the purchase price for such equity interests, such purchase price shall equal the amount of actual payment made by the respective shareholders of AirNet Online with respect to the equity interests whether in the form or share capital injection or secondary purchase price. If and where the applicable PRC law requires the valuation of the subject equity interests or otherwise has restrictions on the purchase price for such equity interests, such purchase price shall equal the minimum amount of consideration permitted by the applicable law. In addition, under these agreements (except for the call option agreements between Chuangyi Technology and the shareholders of AirNet Online), Chuangyi Technology has undertaken to act as guarantor of VIEs in all operations-related contracts, agreements and transactions and commit to provide loans to support the business development needs of VIEs or if the VIEs suffer operating difficulties, provided that the relevant VIE's shareholders satisfy the terms and conditions in the call option agreements. Under PRC laws, to provide an effective guarantee, a guarantor needs to execute a specific written agreement with the beneficiary of the guarantee. As Chuangyi Technology has not entered into any written guarantee agreements with any third-party beneficiaries to guarantee the VIEs' performance obligations to these third parties, none of these third parties can demand performance from Chuangyi Technology as a guarantor of the VIEs' performance obligations. The absence of a written guarantee agreement, however, does not affect the conclusion that the Group is the primary beneficiary of the VIEs and in turn should consolidate the financials of the VIEs. The term of each call option agreement is ten years and such terms can be renewed upon expiration at Chuangyi Technology's sole discretion.
●	Equity pledge agreement: Under the equity pledge agreements between Chuangyi Technology and the shareholders of the Group’s VIEs other than AirNet Online, the shareholders of those VIEs pledged all of their equity interests, including the right to receive declared dividends, in those VIEs to Chuangyi Technology to guarantee those VIEs' performance of their obligations under the technology support and service agreement and the technology development agreement. Under the equity pledge agreements between Chuangyi Technology and the shareholders of AirNet Online, the shareholders of AirNet Online pledged all of their equity interests, including the right to receive declared dividends, in AirNet Online to Chuangyi Technology to guarantee the performance by AirNet Online of its obligations under its call option agreement and its exclusive technology consultation and service agreement. If the VIEs fail to perform their obligations set forth in the applicable agreements, Chuangyi Technology shall be entitled to exercise all the remedies and powers set forth in the provisions of the applicable equity pledge agreements. Those agreements remain effective for as long as the technology support and service agreements and technology development agreement are effective, or, in the case of AirNet Online, until two years after the term of the obligations under the call option agreement and exclusive technology consultation and service agreement.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In U.S. dollars in thousands, except share and per share data)

1.ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

The VIE arrangements - continued

●	Authorization letter: Each shareholder of the VIEs has executed an authorization letter to authorize Chuangyi Technology to exercise certain of its rights, including voting rights, the rights to enter into legal documents and the rights to transfer any or all of its equity interest in the VIEs. The authorization letters by the shareholders of the Group’s VIEs other than AirNet Online will remain effective during the operating periods of the respective VIEs. Such authorization is effective for ten years and such term is renewed upon its expiry at Chuangyi Technology's sole discretion. The authorization letters by the shareholders of AirNet Online will remain effective for as long as the respective parties remain shareholders of AirNet Online unless terminated earlier by Chuangyi Technology or the call option agreement with respect to AirNet Online is terminated prior to its expiration.

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

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In U.S. dollars in thousands, except share and per share data)

1.ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

Risks in relation to the VIE structure - continued

In addition, if the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the PRC government could:

●	revoke the business and operating licenses of the Group’s PRC subsidiaries and affiliates;
●	discontinue or restricting the Group’s PRC subsidiaries’ and affiliates’ operations;
●	impose conditions or requirements with which the Group or its PRC subsidiaries and affiliates may not be able to comply; or
●	require the Group or its PRC subsidiaries and affiliates to restructure the relevant ownership structure or operations;

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

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In U.S. dollars in thousands, except share and per share data)

1.ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

The VIE arrangements - continued

The following financial statement information for AirNet’s VIEs were included in the accompanying consolidated financial statements, presented net of intercompany eliminations, as of and for the years ended December 31:

	As of December 31,
	2020	2021

Total current assets	$55,850	$29,093
Total non-current assets	56,292	53,744

Total assets	112,142	82,837

Total current liabilities	107,221	350,652
Total non-current liabilities	2,608	13

Total liabilities	$109,829	$350,665

	For the years ended December 31,
	2019	2020	2021

Net revenues	$26,022	$23,434	$9,075
Net (loss) income	(30,972)	7,672	(15,726)
Net cash used in operating activities	(14,813)	(5,681)	(5,230)
Net cash provided by investing activities	4,440	352	—
Net cash (used in) provided by financing activities	(4,323)	19,164	(9,433)

The VIEs contributed an aggregate of 100.0%, 100.0% and 77.7% of the consolidated net revenues for the years ended DECEMBER 31, 2019, 2020 AND 2021, respectively. As of December 31, 2020 and 2021, the VIEs accounted for an aggregate of 97.4% and 86.3%, respectively, of the consolidated total assets, and 94.3% and 71.3%, respectively, of the consolidated total liabilities.

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

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In U.S. dollars in thousands, except share and per share data)

1.ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

The VIE arrangements - continued

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

(b)          Going concern

The Group has a history of operating losses and negative operating cash flows and has negative working capital of $68,308 as of December 31, 2021.These conditions raise substantial doubt about the Group’s ability to continue as a going concern.

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In U.S. dollars in thousands, except share and per share data)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(f)         Fair value - continued

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

(g)          Fair value of financial instruments

The Group’s financial instruments include cash, accounts receivable, cryptocurrency, amount due from related parties, amount due to related parties and accounts payable. The Group did not have any other financial assets and liabilities or nonfinancial assets and liabilities that are measured at fair value on recurring basis as of December 31, 2020 and 2021.

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

(i)          Restricted cash

Restricted cash consists of certificates of deposits pledged for loans from third parties. As of December 31, 2021, the pledged amount was $15,327 and nil for a litigation matter as disclosed in Note 19 (b). The pledged amount for certificated deposits of $15,327 was financed from proceeds received from two third parties under a short-term loan arrangement. In 2021 the Group repaid all the amount to the third parties.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In U.S. dollars in thousands, except share and per share data)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(j)          Cryptocurrencies

Cryptocurrencies are included in current assets in the accompanying consolidated balance sheets. Cryptocurrencies awarded to the Group through its mining activities are accounted for in connection with the Group's revenue recognition policy disclosed below.

Cryptocurrencies held are accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the cryptocurrency at the time its fair value is being measured. In testing for impairment, the Group has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. If the Group concludes otherwise, it is required to perform a quantitative impairment test. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.

Cryptocurrencies awarded to the Group through its mining activities are included within operating activities on the accompanying consolidated statements of cash flows. The sales of cryptocurrencies are included within investing activities in the accompanying consolidated statements of cash flows and any realized gains or losses from such sales are included in other income (expense) in the consolidated statements of operations. The Group accounts for its gains or losses in accordance with the first in first out (FIFO) method of accounting.

(k)          Allowance for doubtful accounts

The Group adopted ASC 326 Financial Instruments – Credit Losses using the modified retrospective approach through a cumulative-effect adjustment to accumulated deficit. Management used an expected credit loss model for the impairment of trading receivables as of period ends. Management believes the aging of accounts receivable is a reasonable parameter to estimate expected credit loss, and determines expected credit losses for accounts receivables using an aging schedule as of period ends. The expected credit loss rates under each aging schedule were developed on basis of the average historical loss rates from previous years, and adjusted to reflect the effects of those differences in current conditions and forecasted changes. Management measured the expected credit losses of accounts receivable on a collective basis. When an accounts receivable does not share risk characteristics with other accounts receivables, management will evaluate such accounts receivable for expected credit loss on an individual basis. Doubtful accounts balances are written off and deducted from allowance, when receivables are deemed uncollectible, after all collection efforts have been exhausted and the potential for recovery is considered remote.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In U.S. dollars in thousands, except share and per share data)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(l)          Property and equipment , net

Property and equipment are carried at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Digital display network equipment	5 years
Furniture and fixture	5 years
Computer and office equipment	3‑5 years
Vehicle	5 years
Software	5 years
Office property	40 years
Leasehold improvement	Shorter of the term of the lease
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

As of December 31, 2021, the net carrying amount of long-lived assets consisted of right of use asset of $18 and property and equipment of $19,302. The property and equipment mainly included office building located in the center of Beijing of $10,383 , and computers for cryptocurrency mining and other office equipment of $6,600.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In U.S. dollars in thousands, except share and per share data)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(o)          Leases

In February 2016, the Financial Accounting Standards Board (the "FASB") issued ASU 2016-02, Leases (Topic 842), which is effective for annual reporting periods (including interim periods) beginning after December 15, 2018, and early adoption is permitted. The Group has adopted the Topic 842 on January 1, 2019 using a modified retrospective approach reflecting the application of the standard to leases existing at, or entered into after, the beginning of the earliest comparative period presented in the consolidated financial statements.

The Group leases its offices, which are classified as operating leases in accordance with Topic 842. Under Topic 842, lessees are required to recognize the following for all leases (with the exception of short-term leases) on the commencement date: (i) lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis; and (ii) right-of-use asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term.

At the commencement date, the Group recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group's incremental borrowing rate for the same term as the underlying lease. The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All right-of-use assets are reviewed for impairment. No impairment for right-of-use lease assets as of December 31, 2021.

The Group's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

(p)          Revenue recognition

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

Generally, the Group recognizes revenue under ASC Topic 606 for each type of its performance obligation either over time (generally, the transfer of a service) or at a point in time (generally, the transfer of content) as follows:

The Group’s revenues are mainly derived from selling advertising time slots on the Group’s advertising networks and cryptocurrency mining.

Revenue by service categories

	For the years ended December 31,
	2019	2020	2021
Revenues from operations:
Air Travel Media Network	$25,954	$23,474	$9,191
Cryptocurrency Mining	—	—	2,604
Other Media	271	72	1
	$26,225	$23,546	$11,796

Air Travel Media Network: Revenues are generated from advertising and programming on airplanes. There are also other revenues from the display of media content in air travel.

For the advertising business, the Group typically signs standard contracts with its advertising clients, who require the Group to run the client's advertisements for a fixed fee on airlines the Group's contracts with for a specified time period. The Group recognizes advertising revenues ratably over the service period for which the advertisements are displayed, so long as collection remains probable.

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

It also consisted the revenue through other media network such as on-train and on long-haul bus Wi-Fi network and self-owned and third parties’ public accounts, the Group provides Wechat public account promotion and advertising and promotion articles publishing services. For the public account promotion business, the passengers in the trains could connect to Wi-Fi for free via the Group's Wi-Fi equipment after registered as a member to that public account as a follower in WeChat. The Group charges a fix rate per new member and collects service fee from the client who owns the public accounts.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In U.S. dollars in thousands, except share and per share data)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(p)          Revenue recognition - continued

Cryptocurrency mining: The Group has entered into digital asset mining pools by executing contracts with the mining pool operators to provide computing power to the mining pool. In exchange for providing computing power, the Group is entitled to a fractional share of the fixed cryptocurrency award the mining pool operator receives for successfully adding a block to the blockchain. The Group’s fractional share is based on the proportion of computing power the Group contributed to the mining pool operator to the total computing power contributed by all mining pool participants in solving the current algorithm.

The provision of providing such computing power is the only performance obligation in the Group’s contracts with mining pool operators. The transaction consideration the Group receives, if any, is noncash consideration, which the Group measures at fair value on the date received, which is not materially different than the fair value at contract inception or the time the Group has earned the award from the pools. The consideration is all variable. Because it is not probable that a significant reversal of cumulative revenue will not occur, the consideration is constrained until the mining pool operator successfully places a block and the Group receives confirmation of the consideration it will receive, at which time revenue is recognized. There is no significant financing component in these transactions.

Fair value of the cryptocurrency award received is determined using the quoted price of the related cryptocurrency at the time of receipt. There is currently no specific definitive guidance under GAAP or alternative accounting framework for the accounting for cryptocurrencies recognized as revenue or held, and management has exercised significant judgment in determining the appropriate accounting treatment. In the event authoritative guidance is enacted by the FASB, the Group may be required to change its policies, which could have an effect on the Group’s consolidated financial position and results from operations.

For the advertising and promotion articles publishing business, the group has developed a public accounts pool which have already accumulated hundreds and thousands of registered users (there are both self-owned and third parties’ public accounts). Wechat public account promotion through on-train Wi-Fi network was ceased in 2019 and no revenue was generated from Wechat public account promotion through Wi-Fi network in following years. The Group still generated immaterial revenue in other self-owned and third parties' public accounts.

Deferred revenue

Prepayments from customers for advertising service are deferred when corresponding performance obligation is not satisfied and recognized as revenue when the advertising services are rendered. The balance of deferred revenue as of December 31, 2021 is $3,428, the majority of which is $1,776 for the unsatisfied performance obligation with two customers with contracts amount of $1,874.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

In 2019 the Group also entered into a contract with Beijing Kingsoft Co., Ltd.(“Kingsoft”) to provide advertising services in exchange for office software and recognized revenue of $431. As of December 31, 2019, the Group has received the office software and accounted it as property and equipment, while a deferred revenue was accrued in the meantime as the agreed advertising services has not been provided. As of December 31, 2020, the advertising services have not been provided as Kingsoft did not require the advertising service considering the low efficiency of advertisement due to the impact from COVID-19. No direct costs are attributable to the revenues. There were no revenue recognized for nonmonetary transactions for the years ended December 31, 2020 and 2021.

(q)          Value Added Tax ("VAT")

The Company’s PRC subsidiaries are subject to value-added taxes at a rate of 6% on revenues and paid after deducting input VAT on purchases. The net VAT balance between input VAT and output VAT is reflected in the account as input VAT receivable or other taxes payable. The Group’s gross revenue is presented net of VAT. As of December 31, 2021, the Group assessed the recoverability of estimated input VAT that was generated in prior year and recognized a cost of non-deductible input VAT that was generated in prior years of $521 for the year ended December 31, 2021.

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In U.S. dollars in thousands, except share and per share data)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(s)          Agency fees and Advertisement Publishing Fees

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

(t)          Advertising costs

The Group expenses advertising costs as incurred. Total advertising expenses were $622, $201 and $143 for the years ended December 31, 2019, 2020 and 2021, respectively, and have been included as part of selling and marketing expenses.

(u)          Foreign currency translation

The functional and reporting currency of the Company and the Company’s subsidiaries domiciled in BVI and Hong Kong are the United States dollar ("U.S. dollar"). The financial records of the Company’s other subsidiaries, VIEs and VIEs’ subsidiaries located in the PRC are maintained in their local currency, the Renminbi ("RMB"), which are the functional currency of these entities.

(u)          Foreign currency translation - continued

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In U.S. dollars in thousands, except share and per share data)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(v)          Income taxes

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

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2021, the Group had no uncertain tax positions that if recognized would affect the annual effective tax rate.

The Group is not currently under examination by any income taxing authority, nor has it been notified of an impending examination. As of December 31, 2021, tax years 2017 to present are subject to examination by the tax authorities.

(w)          Share-based payments

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In U.S. dollars in thousands, except share and per share data)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(x)          Comprehensive (loss) income

Comprehensive (loss) income includes net (loss) income and foreign currency translation adjustments and is presented net of tax. The tax effect is nil for the three years ended December 31, 2019, 2020 and 2021 in the consolidated statements of comprehensive (loss) income.

(y)          Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and accounts receivable. The Group places their cash with financial institutions with high-credit rating and quality in China. For the years ended December 31, 2020 and 2021, there are two and two customers accounting for 10% or more of total revenue, respectively. As of December 31, 2020 and 2021, there are three and three customer accounting for 10% or more of total accounts receivables, respectively.

(z)          Net income(loss) per share

Basic net income (loss) per share are computed by dividing net income(loss) attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. Diluted net income(loss) reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Potential common shares in the diluted net income(loss) per share computation are excluded in periods of losses, as their effect would be anti-dilutive.

(aa)       Recent issued accounting standards

Recently issued ASUs by the FASB are not expected to have a material impact on the Group’s consolidated results of operations or financial position.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In U.S. dollars in thousands, except share and per share data)

3.           SEGMENT INFORMATION AND REVENUE ANALYSIS

The Group has organized its operations into two operating segments. The segments reflect the way the Group evaluates its business performance and manages its operations by the Group’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Group’s CODM has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group.

The Group has determined that it operates in two operating segments: (1) cryptocurrency mining, and (2) selling advertising time slots on their network, primarily air travel advertising network throughout PRC. The Group’s reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and marketing strategies.

The following tables present the summary of each reportable segment’s revenue and income, which is considered as a segment operating performance measure, for the fiscal years ended December 31, 2019, 2020 and 2021:

	For the year ended December 31, 2019
	Media	Cryptocurrency
	Network	mining	Subtotal	Other	Consolidated
Revenues from external customers	$26,225	$—	$26,225	$—	$26,225
Depreciation and amortization	$(1,018)	$—	$(1,018)	$—	$(1,018)
Segment loss before tax	$(7,565)	$—	$(7,565)	$—	$(7,565)
Segment gross profit margin	(29)%	—	(29)%	—	(29)%

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In U.S. dollars in thousands, except share and per share data)

3.           SEGMENT INFORMATION AND REVENUE ANALYSIS - continued

	For the year ended December 31, 2020
	Media	Cryptocurrency
	Network	mining	Subtotal	Other	Consolidated
Revenues from external customers	$23,546	$—	$23,546	$—	$23,546
Depreciation and amortization	$(1,334)	$—	$(1,334)	$—	$(1,334)
Segment income before tax	$3,846	$—	$3,846	$—	$3,846
Segment gross profit margin	16%	—	16%	—	16%

	For the year ended December 31, 2021
	Media	Cryptocurrency
	Network	mining	Subtotal	Other	Consolidated
Revenues from external customers	$9,192	$2,604	$11,796	$—	$11,796
Depreciation and amortization	$(1,191)	$(2,763)	$(3,954)	$—	$(3,954)
Segment loss before tax	$(2,822)	$(276)	$(3,098)	$—	$(3,098)
Segment gross profit margin	(31)%	(11)%	(26)%	—	(26)%

4.           ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consists of the following:

	As of December 31,
	2020	2021
Accounts receivable, gross	$14,195	$5,408
Less: Allowance for doubtful accounts	(3,797)	(3,150)
Accounts receivable, net	$10,398	$2,258

Movement of allowance for doubtful accounts is as follows:

	For the years ended December 31,
	2019	2020	2021
Beginning of year	$5,486	$5,437	$3,797
Addition	113	524	234
Reverse	(93)	(144)	(875)
Disposal of subsidiaries	—	(2,276)	—
Exchange rate adjustment	(69)	256	(6)
End of year	$5,437	$3,797	$3,150

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In U.S. dollars in thousands, except share and per share data)

5.           OTHER CURRENT ASSETS, NET

Other current assets, net, consist of the following:

	As of December 31,
	2020			2021
	Gross	Allowance	Net	Gross	Allowance	Net

Receivable from third party (i)	$45,578	$(42,661)	$2,917	$27,107	$(21,862)	$5,245
Receivable from AM Advertising and its subsidiaries (ii)	23,947	(9,259)	14,688	23,257	(8,545)	14,712
Input VAT receivable (iii)	5,162	—	5,162	5,379	—	5,379
Other prepaid expenses	6,158	(4,504)	1,654	4,223	(3,089)	1,134
Short-term deposits	5,110	—	5,110	3,980	—	3,980
Prepaid selling and marketing fees	292	(133)	159	983	(448)	535
Receivable from Non-controlling shareholders	1,069	(1,069)	—	736	(736)	—
Prepaid individual income tax and other employee advances	397	(129)	268	510	(166)	344
Stock subscriptions receivable (iv)	2,531	—	2,531	155	—	155
Prepaid income tax	248	(201)	47	—	—	—
Others	64	—	64	50	—	50
Total	$90,556	$(57,956)	$32,600	$66,380	$(34,846)	$31,534
(i)	Receivable from third party mainly represented the concession fee deposits of Guangzhou Meizheng for the ceased operations in providing Wi-Fi services on trains that is expected to be refunded within one year and the refund receivable of concession fee from an airline company. As of December 31, 2020 and 2021, the management conducted a review on the outstanding balance and recorded bad debt provision on other current assets for which the collectability is assessed to be remote. It also consisted of loans to third parties are in order to secure them to provide advertising services at prime locations to the Group. As of December 31, 2020 and 2021, the Group had balance of various loan agreements with third parties with aggregated amount of $40,391 and $6,723, respectively with the terms of one year. The interest rates were from 4.35% to 5% without any assets pledged for the years ended December 31, 2020 and 2021, respectively. As of December 31, 2020 and 2021, the bad debt allowance for loan to third parties amounted to $40,244 and $6,699, respectively.
(ii)	Receivable from AM Advertising and its subsidiaries balance amounted to $23,947 and $23,257 as of December 31, 2020 and 2021, respectively. As of December 31, 2020 and 2021, $9,259 and $8,545 of bad debt allowance were made for the receivable balance, respectively. See Note 19 (b) for further discussion of AM Advertising.
(iii)	Input VAT receivable increased by $217 from $5,162 as of December 31, 2020 to $5,379 as of December 31, 2021. In 2021, economy was adversely affected by the unpredictable COVID-19 and the Group expected that it would be remote to receive invoices to certify the estimated input VAT.
(iv)	On December 30, 2020, the Group issued 23,876,308 ordinary shares to purchase computer servers valued at $2,531, which are specifically designed for mining cryptocurrencies and have been subsequently transferred to the Group in January 2021.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In U.S. dollars in thousands, except share and per share data)

6.           PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consist of the following:

	As of December 31,
	2020	2021
Wi-Fi and network equipment	$32,893	$18,544
Office property	11,473	11,747
Software	10,311	10,558
Digital display network equipment	7,046	5,882
Computer and office equipment	2,937	12,671
Leasehold improvement	2,556	2,769
Furniture and fixture	914	785
Vehicle	777	586
Total original costs	68,907	63,542
Less: impairment	(26,262)	(16,353)
Less: accumulated depreciation	(29,852)	(28,067)
Construction in progress	690	180
Less: impairment on construction in process	(600)	—

Total property and equipment, net	$12,883	$19,302

Depreciation expense for the years ended December 31, 2019, 2020 and 2021 were $1,018, $1,334 and $3,954, respectively. Impairment loss recorded for the years ended December 31, 2019, 2020 and 2021 were all nil.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In U.S. dollars in thousands, except share and per share data)

7.           LONG-TERM INVESTMENTS, NET

(a)         Equity method investments,net

The Group had the following equity method investments:

	As of December 31,
	2020		2021
	Percentage		Percentage
	of		of
Name of company	ownership	Amount	ownership	Amount
	%		%

Beijing Eastern Media Corporation Ltd. (“BEMC”) (1)	49	$1,950	49	$1,338

Beijing Hezhong Chuangjin Investment Co., Ltd. (“Hezhong Chuangjin”) (2)	15	1,987	15	1,983

Lanmeihangbiao Tiandi Internet Investment Management (Beijing) Co., Ltd. (“LMHB”) (3)	40	189	40	193

Unicom AirNet (Beijing) Network Co., Ltd. (“Unicom AirNet”) (4)	39	9,894	39	6,830

Less: impairment on equity method investments:
Hezhong Chuangjin (2)		(1,987)		(1,983)
LMHB (3)		(189)		(191)

Equity method investments, net		$11,844		$8,170
(1)	In March 2008, the Group entered into a definitive agreement with China Eastern Media Corporation, Ltd., a subsidiary of China Eastern Group and China Eastern Airlines Corporation Limited operating the media resources of China Eastern Group, to establish a joint venture, BEMC. BEMC was incorporated on March 18, 2008 in the PRC with China Eastern Media Corporation and the Group holding 51% and 49% equity interest, respectively. BEMC obtained concession rights of certain media resources from China Eastern Group, including the digital TV screens on airplanes of China Eastern Airlines, and paid concession fees to its shareholders as consideration. The investment was accounted for using the equity method of accounting as the Group has the ability to exercise significant influence to the operation of BEMC. The Group recognized gains of $562, $197 and a loss of $57 on this investment for the years ended December 31, 2019, 2020 and 2021, respectively.
(2)	In May 2015, the Group, together with several other third-party companies established Hezhong Chuangjin, which mainly focuses on internet financing. The investment was accounted for using the equity method of accounting as the Group has the ability to exercise significant influence to the operation of Hezhong Chuangjin. The operation has been ceased from December 2017, and the investment has been provided full impairment as of December 31, 2017. In 2019, Hezhong Chuangjin was deregistered.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In U.S. dollars in thousands, except share and per share data)

7.           LONG-TERM INVESTMENTS, NET - continued

(3)	In September 2015, AirNet Online entered into an agreement with BlueFocus Wireless Internet (Beijing) Investment Management Co., Ltd. and two individual investors to establish a joint venture, LMHB. LMHB is mainly engaged in investment management of Wi-Fi platform marketing and other mobile internet industries. The investment fully impaired as of December 31, 2018.
(4)	On February 22, 2017, AirNet Online established Unicom AirNet, jointly with Unicom Broadband Online Co., Ltd. and Chengdu Haite Kairong Aeronautical Technology Co., Ltd., a wholly owned subsidiary of a listed company providing aeronautical technical services. Pursuant to a capital contribution agreement entered into by the relevant parties, AirNet Online invested RMB117.9 million in Unicom AirNet. After this transaction, AirNet Online currently holds 39% of equity interests in Unicom AirNet. The investment was accounted for using the equity method of accounting as the Group has the ability to exercise significant influence over the operations of Unicom AirNet. The Group recorded its share of the loss of Unicom AirNet of $2,720 and $2,945 for the years ended December 31, 2020 and 2021, respectively.

(b)         Equity investments without readily determinable fair values, net

The Group had the following equity investments without readily determinable fair values, other-than-temporary impairment of $51,508 and $52,739 was recognized as of December 31, 2020 and 2021, respectively:

	As of December 31,
	2020		2021
	Percentage		Percentage
	of		of
Name of company	ownership	Amount	ownership	Amount
	%		%
Zhangshangtong Air Service (Beijing) Co., Ltd. ("Zhangshangtong") (1)	20	$—	20	$—

Beijing Zhongjiao Huineng Information Technology Co., Ltd (“Zhongjiao Huineng”) (2)	13	576	13	589

AM Advertising (3)	20	81,583	20	83,534

Less: impairment
Zhangshangtong (1)		—		—
Zhongjiao Huineng (2)		(576)		(589)
AM Advertising (3)		(50,932)		(52,150)

Equity investments without readily determinable fair values, net		$30,651		$31,384
(1)	In June 2010, the Group acquired 20% equity interest in Zhangshangtong Air Service (Beijing) Co., Ltd. ("Zhangshangtong"), a company established in the PRC that is mainly engaged in air tickets agency services. A full impairment loss was provided as of December 31, 2018. On June 22, 2020, the Group disposed this investment and received a consideration amounted to RMB 0.35 million. Therefore, the cost and accumulated impairment were written off as of December 31, 2020.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In U.S. dollars in thousands, except share and per share data)

7.           LONG-TERM INVESTMENTS, NET - continued

(2)	In January 2016, the Group acquired 13.3% equity interest in Zhongjiao Huineng, a company established in the PRC that is mainly engaged in providing WIFI and GPS service to logistic industry. A full impairment loss was provided as of December 31, 2018.
(3)	The investment in AM Advertising was accounted for using the cost method of accounting, as the Group does not have the ability to exercise significant influence to the operation from 2016. In December 2018, the Group transferred the 20.32% equity interests in AM Advertising but did not derecognize this long-term investment considering the existence of continuing involvement and more than trivial benefit owned by the Group. Meanwhile the Group determined the fair value of this investment in AM Advertising according to the transaction price received, which became the new basis of the investment. Hence, the investment impairment loss of $50,159 in AM Advertising was recorded for the year ended December 31, 2018 and the accumulated impairment was $47,736 as of December 31, 2019 and $50,932 as of December 31, 2020, due to changes from foreign currency translation adjustment. As of October 30, 2019, the Group and the transferee entered into a supplementary agreement on the outstanding amount of RMB380 million. The Group assessed that the supplementary agreement cannot trigger the derecognition of AM Advertising as of December 31, 2020 and 2021.

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

The Group's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Supplemental balance sheet information related to operating lease was as follows:

	As of December 31,
	2020	2021
Right-of-use assets	$683	$18

Lease liabilities - current	$1,002	$8
Lease liabilities - non-current	3	13
Total lease liabilities	$1,005	$21

The weighted average remaining lease terms and discount rates for the operating lease were as follows as of December 31, 2021:

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In U.S. dollars in thousands, except share and per share data)

8.         LEASE - continued

Remaining lease term and discount rate:

Weighted average remaining lease term (years)	1.21
Weighted average discount rate	7.5%

For the years ended December 31, 2020 and 2021, the Group incurred lease expenses as follows.

	For the year ended December 31,
	2020	2021
Operating lease cost	$989	$717
Short-term lease cost	32	—
Total	$1,021	$717

The following is a schedule, by fiscal years, of maturities of lease liabilities as of December 31, 2021:

2022	$15
2023	7
Total lease payments	22
Less: imputed interest	(1)
Present value of lease liabilities	$21

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In U.S. dollars in thousands, except share and per share data)

9.          ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the follows:

	As of December 31,
	2020	2021
Accrued payroll and welfare	$1,907	$1,833
Other tax payable	284	55
Accrued staff disbursement	1,598	1,048
Deposit payable	95	27
Accrued professional fees	191	—
Other current liabilities (i)	19,743	6,406
Other accrued expenses	584	326
	$24,402	$9,695
(i)	The other current liabilities mainly consist of other payables to third parties of $15,327 that was financed from two third parties for the purpose of capital turnover for operation. The cash received from the other payable to third parties of $15,327 was pledged for certificated deposits in the banks as of December 31, 2020 as the Group need to undertake the guarantee responsibility, and the full amount therein was repaid to one of the third parties in 2021. It also consisted of the amounts due to AM Advertising and its subsidiaries mainly represent the borrowings from AM Advertising and its subsidiaries for the purpose of operation.

10.          INCOME TAXES

AirNet is a tax-exempted company incorporated in the Cayman Islands.

Broad Cosmos is tax-exempted company incorporated in the British Virgin Islands.

AN China and Blockchain Dynamics Limited are subject to Hong Kong tax law. According to Tax (Amendment) (No. 3) Ordinance 2018 published by Hong Kong government, form April 1, 2018, under the two-tiered profits tax rates regime, the profits tax rate for the first HK$2.0 million of assessable profits will be lowered to 8.25% (half of the rate specified in Schedule 8 to the Inland Revenue Ordinance (IRO)) for corporations and 7.5% (half of the standard rate) for unincorporated businesses (mostly partnerships and sole proprietorships). Assessable profits above HK$2.0 million will continue to be subject to the rate of 16.5% for corporations and standard rate of 15% for unincorporated businesses. AN China is qualified to elect the tax rate of 8.25% as it has no assessable profit in 2018, and has a small profit in 2019, 2020 and 2021.

The Group’s subsidiaries in the PRC are all subject to PRC Enterprise Income Tax ("EIT") on the taxable income in accordance with the relevant PRC income tax laws and regulations except for Air Joy, which was incorporated in Singapore with an income tax rate of 17% and has no assessable profit in 2020 and 2021. The EIT rate for the Group’s operating in PRC was 25% with the following exceptions.

Wangfan Linghang qualified for the HNTE (entities that are qualified as "high and new technology enterprises strongly supported by the state") at the end of 2017 and entitled to an EIT rate of 15%, expiring on December 26, 2020 and was entitled to an EIT rate of 25% afterwards.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In U.S. dollars in thousands, except share and per share data)

10.          INCOME TAXES - continued

Air Esurfing qualified for the HNTE in 2018 and entitled to an EIT rate of 15%, expiring on September 10, 2021 and was entitled to an EIT rate of 25% afterwards.

Income tax expenses (benefits) are as follows:

	For the years ended December 31,
	2019	2020	2021
Income tax expenses (benefits):
Current	$691	$830	$284
Deferred	—	—	—
Income tax benefit due to reverse of UTP	—	(11,065)	—
	$691	$(10,235)	$284

Reconciliation between the provision for income taxes computed by applying the PRC EIT rate of 25% to income before income taxes and the actual provision of income taxes is as follows:

	For the years ended December 31,
	2019	2020	2021

Net loss before provision for income taxes	$(33,213)	$(3,787)	$(17,503)
PRC statutory tax rate	25%	25%	25%
Income tax at statutory tax rate	(8,303)	(947)	(4,376)

Expenses not deductible for tax purpose
Entertainment expenses exceeded the tax limit	96	48	42
Tax effect of impairment loss on property and equipment and intangible assets	—	—	—
Tax effect of unrealized net operating loss	30,854	4,481	5,575
Tax effect of other permanent differences	(856)	19	—
Non-taxable gain from subsidiaries disposal	—	(14,323)	—
Effect of income tax benefit due to reverse of UTP	—	(11,065)	—
Changes in valuation allowance	(22,364)	10,282	(763)
Effect of preferential tax rates granted to PRC entities	1,215	1,599	121
Effect of income tax rate change	(262)	(396)	—
HK entities not subject to income taxes	—	—	(391)
Effect of income tax rate difference in other jurisdictions	311	67	76

Income tax expenses (benefits)	$691	$(10,235)	$284

Effective tax rates	(2.1)%	270.3%	(1.6)%

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In U.S. dollars in thousands, except share and per share data)

10.          INCOME TAXES - continued

The principal components of the Group's deferred income tax assets are as follows:

	As of December 31,
	2020	2021
Deferred tax assets:
Allowance for doubtful accounts	$15,547	$10,456
Amortization of intangible assets	726	589
Net operating loss carry forwards	29,572	44,878
Excess marketing and advertising expense (15%)	52	42
Impairment on inventory	85	—
Share transfer loss	11,836	—
Recognized cost of non-deductible VAT-input that generated in prior years	348	521
Total deferred tax assets	58,166	56,486

Valuation allowance	(58,166)	(56,486)

Total deferred tax assets, net	$—	$—

The Group had deferred tax assets which consisted of tax loss carry-forwards, accruals and reserves which can be carried forward to offset future taxable income. The valuation allowance provided as of December 31, 2020 and 2021 relates to the deferred tax assets generated by the Group’s VIEs. The Group's subsidiaries in the PRC had total net operating loss carry forwards approximately of $7,169 as of December 31, 2021. The net operating loss carry forwards for the PRC subsidiaries will expire on various dates through year 2026. The Group's valuation allowance decreased by $1,680 from $58,166 as of December 31, 2020 to $56,486 as of December 31, 2021.

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

For years ending December 31, 2019, 2020 and 2021, the Group recognized no interest expense related to unrecognized tax benefits. The Group is not currently under examination by any income taxing authority, nor has it been notified of an impending examination. As of December 31, 2021, tax years 2017 to present are subject to examination by the tax authorities.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

However, the Company’s subsidiaries located in the PRC were in a loss position and had accumulated deficit as of December 31,2021, and the tax basis for the investment was greater than the carrying value of this investment. A deferred tax asset should be recognized for this temporary difference only if it is apparent that the temporary difference will reverse in the foreseeable future. Absent of evidence of a reversal in the foreseeable future, no deferred tax asset for such temporary difference was recorded. The Company did not record any tax on any of the undistributed earnings because the relevant subsidiaries do not intend to declare dividends and the Company intends to permanently reinvest it within the PRC.

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In U.S. dollars in thousands, except share and per share data)

11.          NET (LOSS) INCOME PER SHARE

The calculation of the net income (loss) per share is as follows:

	For the years ended December 31,
	2019	2020	2021

Numerator:
Net income (loss) attributable to AirNet Technology Inc.'s ordinary shareholders	$(31,477)	$7,527	$(17,335)

Denominator:
Weighted average ordinary shares outstanding used in computing net (loss) income per ordinary share
Basic and diluted (i)	125,664,777	125,795,606	175,628,125
Weighted average shares used in calculating (loss) income per ADS
Basic and diluted	12,566,478	12,579,561	17,562,812

Net (loss) income per ordinary share
Basic and diluted	$(0.25)	$0.06	$(0.10)

Net (loss) income per ADS (ii)
Basic and diluted	$(2.50)	$0.60	$(0.99)
(i)	On December 30, 2020, the Company entered into an investment agreement (the "Agreement") with Unistar Group Holdings Ltd. ("Unistar"), an unaffiliated party of the Company. Pursuant to the Agreement, the Company has agreed to issue 23,876,308 ordinary shares (each a "Share"), or approximately 19 % of the Company's currently outstanding ordinary shares, to Unistar, in exchange for the delivery and transfer by Unistar to the Company of 500 computer servers specifically designed for mining cryptocurrencies. The computer servers were valued at $2,531, representing a per Share consideration of US$0.106, or US$1.06 per American depositary share of the Company (each representing ten ordinary shares). On February 4, 2021, the Company entered into an investment agreement (the “Agreement”) with Northern Shore Group Ltd. (“Northern Shore”), an unaffiliated party of the Company. Pursuant to the Agreement, the Company has agreed to issue 28,412,806 ordinary shares, or approximately 19% of the Company’s outstanding shares as of December 31, 2020, to Northern Shore, in exchange for the delivery and transfer from Northern Shore to the Company of computer servers specifically designed for mining cryptocurrencies. The computer servers are valued at $5,540, representing a per share consideration of US$0.315, or US$3.15 per American depositary share of the Company (each representing ten ordinary shares).
(ii)	On March 29, 2019, AirNet Technology Inc., JPMorgan Chase Bank, as depositary, and all holders from time to time of American Depositary Shares entered into Amended and Restated Deposit Agreement to combine original 5 ADSs to 1 ADSs. After the agreement is executed, 1 ADS amounted to $0.01 par value represents 10 ordinary shares amounted to 0.001 per share par value. The Group presents net income (loss) attributable to AirNet Technology Inc.’s ordinary shareholders per ADS by retrospectively adjusting to all periods presented.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

The following summary of stock option activities for the year ended December 31, 2021:

Outstanding Options
		Weighted		Weighted
		average	Weighted	average
		exercise	average	remaining	Aggregate
	Number of	price	grant-date	contractual	intrinsic
	options	per option	fair value	terms	value
Outstanding as of January 1, 2022	6,540,000	$0.44	$0.35	2.53	$—
Granted	—	—	—	—	—
Exercised	—	—	—	—	—
Forfeited	—	—	—	—	—
Expired	—	—	—	—	—

Outstanding as of December 31, 2022	6,540,000	$0.44	$0.35	1.53	$—
Options vested and expected to vest as of December 31, 2022	6,540,000	$0.44	$0.35	1.53	$—

Options exercisable as of December 31, 2022	4,152,490	$0.53	$0.53	1.20	$—

The total intrinsic value of options exercised during the years ended December 31, 2019, 2020 and 2021 were all nil. The Group recorded share-based compensation of $161, $186 and $186 for the years ended December 31, 2019, 2020 and 2021, respectively. There was $251 of total unrecognized compensation expense related to unvested share options granted as of December 31, 2021, which is expected to be recognized over a weighted-average period 0.40 years on a straight-line basis.

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

No options were granted during 2019 to 2021. The estimated fair value of option granted in 2019 is estimated on the date of grant using the Binomial option-pricing model with the following assumptions:

Expected volatility	39.90%
Risk-free interest rate (per annum)	2.13%
Exercise multiples	2.2
Expected dividend yield	0%
Expected term (in years)	10
Fair value of the underlying shares on the date of option grants (in US$)	1.23~1.46

13.          FAIR VALUE MEASUREMENT

Measured on recurring basis

The Group measured its financial assets and liabilities, including cash and cash equivalents, accounts receivable, amounts due from related parties, prepaid equipment costs, accounts payable and amounts to from related parties on a recurring basis as of December 31, 2020 and 2021.

Cash and cash equivalents and cryptocurrency are classified within Level 1 of the fair value hierarchy because they are valued based on the quoted market price in an active market. The carrying amounts of accounts receivable, amounts due from related parties, prepaid equipment cost and accounts payable approximate their fair values due to their short-term maturity.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In U.S. dollars in thousands, except share and per share data)

13.          FAIR VALUE MEASUREMENT - continued

Measured on non-recurring basis

The Group measured property and equipment at fair value on a nonrecurring basis. The fair value was determined using models with significant unobservable inputs (Level 3 inputs). This was based on a number of key assumptions, including, but not limited to, undiscounted future cash flows and the annual net revenue projections based on the projected levels of advertising activities during the forecast periods, all of which were classified as Level 3 in the fair value hierarchy. As a result, the Group recorded nil, nil and nil impairment charged for the years ended December 31, 2019, 2020 and 2021, respectively.

The Group measured its long-term investment in AM Advertising at fair value on a nonrecurring basis as result of the disposal transaction. The fair value was determined using the market approach with unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities (Level 2 inputs). The impairment recorded was nil, nil and nil impairment charged for the years ended December 31, 2019, 2020 and 2021, respectively.

14.          TREASURY SHARES AND REVERSE ADS SPLIT

Up to December 31, 2021, the Company had repurchased an aggregate of 1,306,486 ADSs from the open market for a total consideration of $17,400, of which 438,137 ADSs had been cancelled and 868,349 ADSs were recorded as treasury stock. As of December 31, 2020 and 2021, accumulated 665,121 and 769,077 ADS of treasury stock have been reissued. On April 11, 2019, upon the execution of Amended and Restated Deposit Agreement which was agreed by AIRNET TECHNOLOGY INC. and JPMorgan Chase Bank, as depositary, 5 original ADSs is combined to 1 new ADS. The Group presents the number of ADSs by retrospectively adjusting to all periods presented. There were no repurchase or cancel of ADSs and 1,039,558 ADS of treasury stock has reissued for the year ended December 31, 2021.

15.         MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ income. The total contribution for such employee benefits were $2,298, $1,088 and $1,056 for the years ended December 31, 2019, 2020 and 2021, respectively.

16.          STATUTORY RESERVES

As stipulated by the relevant law and regulations in the PRC, the Group’s subsidiaries, VIEs and VIEs’ subsidiaries in the PRC are required to maintain non-distributable statutory surplus reserve. Appropriations to the statutory surplus reserve are required to be made at not less than 10% of profit after taxes as reported in the subsidiaries’ statutory financial statements prepared under the PRC GAAP. Once appropriated, these amounts are not available for future distribution to owners or shareholders. Once the general reserve is accumulated to 50% of the subsidiaries’ registered capital, the subsidiaries can choose not to provide more reserves. The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production and increase in registered capital of the subsidiaries. The Group allocated no statutory reserves during the years ended December 31, 2019, 2020 and 2021. The statutory reserves cannot be transferred to the Company in the form of loans or advances and are not distributable as cash dividends except in the event of liquidation.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In U.S. dollars in thousands, except share and per share data)

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

As of December 31, 2020, the balance of restricted net assets was $376,387, of which $159,740 was attributed to the paid-in-capital, additional paid-in-capital and statutory reserves of the VIEs and VIEs' subsidiaries, and $216,647 was attributed to the paid in capital, additional paid-in-capital and statutory reserves of WFOE. As of December 31, 2021, the balance of restricted net assets was $371,931, of which $150,103 was attributed to the paid-in-capital, additional paid-in-capital and statutory reserves of the VIEs and VIEs' subsidiaries, and $221,828 was attributed to the paid in capital, additional paid-in-capital and statutory reserves of WFOE. Under applicable PRC laws, loans from PRC companies to their offshore affiliated entities require governmental approval, and advances by PRC companies to their offshore affiliated entities must be supported by bona fide business transactions.

18.         COMMITMENTS

Concession fees

As of the date of the report, the concession fee payments under non-cancellable concession right agreements for all airlines in 2022 is around $137.

19.         LIABILITIES FOR LITIGATION

(a)Approval for non-advertising content

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

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In U.S. dollars in thousands, except share and per share data)

19.         LIABILITIES FOR LITIGATION - continued

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

As of December 31, 2021, the Group did not record a provision for these matters as management believes the possibility of adverse outcome of the matters is remote and any liability it may incur would not have a material adverse effect on its consolidated financial statements. However, it is not possible for the Group to predict the ultimate outcome and the possible range of the potential impact of failure to obtain such disclosed registrations and approvals primarily due to the lack of relevant data and information in the market in this industry in the past.

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

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In U.S. dollars in thousands, except share and per share data)

19.         LIABILITIES FOR LITIGATION - continued

As a result of the above disputes, the Group is no longer able to exercise significant influence in operating and strategic decision of AM Advertising and cannot access to AM Advertising’s financial information. Accordingly, the Group accounted its investment in AM Advertising as equity investments without readily determinable fair values (see Note 7) as of December 31, 2019, 2020 and 2021. AM Advertising and its subsidiaries are no longer related parties to the Group. As of December 31, 2016, the Group treated the provision for earnout commitment of $23,549 as contingent liability and did not record any additional provision for this matter as management believes the possibility of adverse outcome of the matter is remote and any liability it may incur would not have a material adverse effect on its consolidated financial statements.

During 2018, a memorandum of understanding and various supplemental agreements (collectively the "MoU") were , were entered into with, among others, Longde Wenchuang and Beijing Cultural Center Construction and Development Fund (Limited Partnership), under which, among other things, Linghang Shengshi and Mr. Guo have agreed to pay or make available to AM Advertising on or prior to May 30, 2018 and further extended to September 30, 2018 and December 31, 2018 an aggregate of RMB304.5 million which was to be discounted by the following amounts (i) the RMB152.0 million profits attributable to Linghang Shengshi, Mr. Guo and Mr. Xu for the first nine months of 2015, based on a third-party pro forma audit report on AM Advertising; (ii) the loan of RMB88.0 million in principal balance and RMB7.8 million in interests; and (iii) the payment of RMB56.7 million in cash after the sale of the 20.32% equity interests in AM Advertising, which consisted of 20.18% equity interests hold by the Group and 0.14% equity interests hold by Mr. Man Guo and Mr. Qing Xu on behalf of the Group, and following the completion of the foregoing arrangements, the Group’s obligations with respect to the profit target for 2015, the earnout provision for the first nine months of 2015 and the loans between AM Advertising and Linghang Shengshi shall be deem completed. According to the aforesaid MoU, after Linghang Shengshi, Mr. Guo and Mr. Xu transfer all the equity interest of AM Advertising, they will cease to be shareholders of AM Advertising and will not be able to continuously assume the obligations in connection with the profit commitment and earn out provision as a matter of fact.

The sale of the 20.32% equity interests in AM Advertising (therein 20.18% was held by the Group) has been completed as of December 31,2018, while the cash payment of RMB56.7 million to Longde Wenchuang and Beijing Cultural Center Construction and Development Fund (Limited Partnership) has not been paid yet by the Group as of December 31, 2021. Upon the effectiveness of MoU, the Group has written off the contingency of provision for earnout provision, and has recorded an actual payable of earnout provision in the amount of RMB152.6 million as of December 31, 2018. On June 27, 2019, Linghang Shengshi received a letter of notification from AM Advertising requiring for the immediate payment for the net settlement of RMB 56.7 million (the “Letter”) and Linghang Shengshi responded to the Letter on June 28, 2019 by urging AM Advertising to cooperate with income tax deduction. According to an independent third-party attorney's legal opinion issued in March 2021, the MoU was still effective.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In U.S. dollars in thousands, except share and per share data)

19.         LIABILITIES FOR LITIGATION - continued

In January 2021, the Group was informed that two of Linghang Shengshi’s bank accounts amounted to $1 in aggregate was frozen by the court as Culture Center applied to the court regardless of the arbitration process in the CIETAC in connection with the sale by the Group of 75% equity interests in AM Advertising. The Group believes the application is non-excused as it conflicted with the arbitration proceeding already submitted by the Culture Center to the CIETAC and defended the actions by applying to the court to unfreeze Linghang Shengshi’s bank accounts. In March 2021, the Group discovered that the equity interest of AirNet Online held by Mr. Herman Man Guo and Mr. Qing Xu was frozen by the court, which was applied to the court by AM Advertising to urge all parties to settle the Transfer (the “Case”). However, the Group believes that the court has no right of jurisdiction to judge this Case as it was essentially consisted with the arbitration process in the CIETAC and would be conflicting, and the Group submitted the objection to the court. The judge of the Case has orally approved the objection and the Case will be withdrawn. As of December 31, 2021, Longde Wenchuang and Culture Center have not issued a written notice requesting the cancellation of the MoU. Therefore, the Group considered the MoU was still effective as of December 31, 2021, and the aforementioned actual payable of earnout provision remained.

In January 2022, the court gived judgement that Linghang Shengshi, Mr. Herman Man Guo and Mr. Qing Xu should pay RMB 56.7 million and interest (the "debts") to AM Advertising within 10 days of the effective date of the judgment. In addition, Chuangyi Technology and AirNet is jointly and severally liable for the debts to the AM Advertising. Linghang Shengshi, Mr. Herman Man Guo, Mr. Qing Xu and Chuangyi Technology has entered an appeal to the court. The case is currently awaiting retrial by the court. As the payable of earnout commitment of RMB 152.6 million have been adjusted since 2019 and the total amount of RMB 95.9 million of other current asset have been recorded per book, the net amount of the contingent liability was reflected in the consolidated financial statement of 2021, and no further adjustment was needed in a conclusion.

20.         RELATED PARTY TRANSACTIONS

(a)	Details of outstanding balances with the Group’s related parties as of December 31, 2020 and 2021 were as follows:

Amount due from related parties:

		As of December 31,
Name of related parties	Relationship	2020	2021
Mambo Fiesta Limited. (1)	Shareholder of the Company	$17	$—
Shanghai Qingxuan Co.,Ltd. (1)	Entity controlled by Mr. Herman Man Guo	1	—
Global Earning Pacific Ltd. (1)	Shareholder of the Company	2	—
Wealthy Environment Limited. (1)	Shareholder of the Company	1	—
AirMedia Holding Ltd. (1)	Entity controlled by Mr. Herman Man Guo	3	—
AirMedia Merger Company Ltd. (1)	Entity controlled by Mr. Herman Man Guo	3	—

		$27	$—
(1)	The amounts represent interest free advances to the related parties in a short-term basis for operation purpose.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In U.S. dollars in thousands, except share and per share data)

20.         RELATED PARTY TRANSACTIONS - continued

Amount due to related parties:

		As of December 31,
Name of related parties	Relationship	2020	2021

Beijing Eastern Media Corporation Ltd.	Equity method investment	$—	$—
Mrs. Dan Shao (1)	Principal Shareholder	1,531	—

		$1,531	$—
(1)	As of December 31, 2020 and 2021, the Group had amount due to Mrs. Dan Shao of $1,531 and nil, respectively, representing a loan with annualized interest rate of 21.6% on a short-term basis for the Group’s use in operations. The balance as of December 31, 2020 has been repaid to Mrs. Dan Shao in January 2021.
(b)	Details of transactions with the Group’s related parties for the years ended December 31, 2020 and 2021 were as follows:

	For the year ended December 31,
Transactions	2020	2021
Purchases from Beijing Eastern Media Corporation Ltd.	$2,423	$—

21.         SUBSEQUENT EVENTS

On January 27, 2022, the Group entered into an equipment purchase agreement for the purchase of 4,800 Bitmain Antminer S-19 XP miners with an intended delivery in equal monthly installments of 800 units in the second half of 2022 in the United States. The aggregate purchase price for these miners is approximately US$60 million (subject to potential adjustments based on the hash rate of the delivered units), for which the Group’s business partner, Foundry Digital LLC will provide financing through its Foundry X.

To accommodate its increasing scale of operations in the United States, the Group entered into a lease agreement for a term of three years, pursuant to which the Group agreed to lease approximately four acres of land including approximately 22,603 square feet of office space in Houston, Texas.

On April 6, 2022, the Group entered into an investment agreement (the “Agreement”) with Unistar Group Holdings Ltd. (“Unistar Group”), Mr. Herman Man Guo, the chairman and chief executive officer of the Company, and Ms. Dan Shao, Mr. Guo’s spouse. Pursuant to the Agreement, the Company has agreed to issue (i) 177,953,891 ordinary shares with a par value of US$0.001 per share (each a “Share”), or approximately 100% of the Company’s outstanding Shares prior to closing of the transactions contemplated thereunder, and (ii) warrants to purchase an aggregate of 117,805,476 newly issued Shares (the “Warrants”), to Unistar Group and Northern Shore Group Limited (“Northern Shore”) in exchange for the delivery and transfer of 5,000 ANTMINER S19 and 2,000 INNO A11 computer servers to further expand the Group’s cryptocurrency business.

22.         FINANCIAL INFORMATION OF PARENT COMPANY

(a)Balance sheet

	As of December 31,
	2020	2021
Assets
Current assets
Cash and cash equivalents	$2	$2
Amount due from subsidiaries	34,031	27,298
Other current assets	108	108

Total current assets	34,141	27,408

TOTAL ASSETS	$34,141	$27,408

Liabilities
Current liabilities
Accrued expenses and other current liabilities	$2,518	$2,909

Total liabilities	2,518	2,909

Equity
Ordinary shares ($0.001 par value; 900,000,000 shares authorized; 151,573,363 and 179,986,169 shares issued as of December 31, 2020 and 2021, respectively; 149,541,085 and 178,993,449 shares outstanding as of December 31, 2020 and 2021, respectively)	152	181
Additional paid-in capital	288,879	298,685
Treasury stock (2,032,278 and 992,720 shares as of December 31, 2020 and 2021, respectively)	(2,351)	(1,148)
Accumulated deficits	(286,365)	(304,904)
Accumulated other comprehensive income	31,308	31,685

Total equity	31,623	24,499

TOTAL LIABILITIES AND EQUITY	$34,141	$27,408

22.         FINANCIAL INFORMATION OF PARENT COMPANY- continued

(b)Statements of operations

	For the years ended December 31,
	2019	2020	2021
Operating expenses
Selling and marketing	$—	$—	$—
General and administrative	(1,010)	(250)	(566)

Total operating expenses	(1,010)	(250)	(566)
Other income (loss), net	15	(32)	(11)
Investment (loss) income in subsidiaries	(30,482)	7,809	(16,758)

Net (loss) income attributable to holders of ordinary shares	$(31,477)	$7,527	$(17,335)

22.         FINANCIAL INFORMATION OF PARENT COMPANY- continued

(c)Statements of comprehensive (loss) income

	For the years ended December 31,
	2019	2020	2021
Net (loss) income	$(31,477)	$7,527	$(17,335)
Other comprehensive loss, net of tax:
Change in cumulative foreign currency translation adjustment	381	(384)	377

Comprehensive (loss) income attributable to Parent Company	$(31,096)	$7,143	$(16,958)

22.         FINANCIAL INFORMATION OF PARENT COMPANY- continued

(d)Statements of changes in equity

					(Accumulated	Accumulated
	Ordinary shares		Additional		deficits)	other
			paid-in	Treasury	retained	comprehensive	Total
	Shares	Amount	capital	stock	earnings	Income (loss)	equity

Balance as of January 1, 2020	125,664,777	$128	$284,726	$(2,351)	$(262,415)	$31,311	$51,399
Share-based compensation	—	—	161	—	—	—	161
Foreign currency translation adjustment	—	—	—	—	—	381	381
Net loss	—	—	—	—	(31,477)	—	(31,477)
Balance as of December 31, 2019	125,664,777	$128	284,887	(2,351)	(293,892)	31,692	20,464
Share issued	23,876,308	24	2,507	—	—	—	2,531
Share-based compensation	—	—	186	—	—	—	186
Capital contribution from non-controlling	—	—	1,299	—	—	—	1,299
Foreign currency translation adjustment	—	—	—	—	—	(384)	(384)
Net income	—	—	—	—	7,527	—	7,527
Balance as of December 31, 2020	149,541,085	152	288,879	(2,351)	(286,365)	31,308	31,623
Ordinary shares issued for share based compensation	1,039,558	1	—	1,203	(1,204)	—	—
Share issued for purchase of equipment	28,412,806	28	8,922	—	—	—	8,950
Share-based compensation	—	—	186	—	—	—	186
Capital contribution from non-controlling	—	—	698	—	—	—	698
Foreign currency translation adjustment	—	—	—	—	—	377	377
Net income	—	—	—	—	(17,335)		(17,335)
Balance as of December 31, 2021	178,993,449	181	298,685	(1,148)	(304,904)	31,685	24,499

22.         FINANCIAL INFORMATION OF PARENT COMPANY- continued

(e)Statements of cash flow

	For the years ended December 31,
	2019	2020	2021
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(31,477)	$7,527	$(17,335)
Investment income (loss) in subsidiaries	30,482	(7,809)	16,758
Share-based compensation	161	186	186
Bad debt provisions	286	—	—

CHANGES IN WORKING CAPITAL ACCOUNTS
Other current assets	1,501	—	—
Accrued expenses and other current liabilities	695	96	391
Amount due from subsidiaries	(1,651)	—	—

Net cash used in operating activities	(3)	—	—

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercises of stock options	—	—	—

Net cash provided by financing activities	—	—	—

Net decrease in cash, cash equivalents and restricted cash	(3)	—	—
Cash, cash equivalents and restricted cash, at beginning of year	5	2	2

Cash and cash equivalents, at end of year	$2	$2	$2

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES:
Share issuance for purchase of property and equipment	$—	$2,531	$8,950

22.         FINANCIAL INFORMATION OF PARENT COMPANY- continued

(f)Notes

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