Form 20-F
period 2022-12-31
AIRNET TECHNOLOGY INC.
filed 2023-04-28
CIK 1413745

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Dan Shao

Chief Executive Officer

AirNet Technology Inc.

Suite 301,

No. 26 Dongzhimenwai Street

Chaoyang District, Beijing 10027

The People’s Republic of China

Phone: +86 10 8460 8818

Email: ellen@airmedia.com.sg

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American Depositary Shares, each representing one ordinary share, par value US$0.04 per share	ANTE	The Nasdaq Stock Market LLC (The Nasdaq Capital Market)
Ordinary shares, par value US$0.04 per share*		The Nasdaq Stock Market LLC (The Nasdaq Capital Market)

*Not for trading, but only in connection with the listing on the Nasdaq Capital Market of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2022, 8,923,687  ordinary shares  (excluding 24,818 ordinary shares and ordinary shares represented by ADSs reserved for settlement upon exercise of our incentive share awards), par value US$0.04 per share, were outstanding.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ◻

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ◻

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ◻

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

Item 17 ◻	Item 18 ◻

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	N ⌧

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ◻	No ◻

AIRNET TECHNOLOGY INC.

INTRODUCTION

Except as otherwise indicated by the context, in this annual report:

●	“ADSs” refers to our American depositary shares, each of which represents one ordinary share;
●	“advertisers” refer to the ultimate brand-owners whose brands and products are being publicized by our advertisements, including both advertisers who purchase advertisements directly from us and advertisers who do so through third-party advertising agencies;
●	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Hong Kong, Macau and Taiwan;
●	“AirNet Online” refers to Yuehang Sunshine Network Technology Group Co., Ltd.;
●	“Chuangyi Technology” refers to Yuehang Chuangyi Technology (Beijing) Co., Ltd., our wholly-owned subsidiary in China;
●	“Iwangfan” refers to Wangfan Tianxia Network Technology Co., Ltd.;
●	“Linghang Shengshi” refers to Beijing Linghang Shengshi Advertising Co., Ltd.;
●	“ordinary shares” refers to our ordinary shares, par value US$0.04 per share;
●	“RMB” or “Renminbi” refers to the legal currency of China;
●	“U.S. dollars,” “$,” “US$” or “dollars” refers to the legal currency of the United States;
●	“VIEs” means the variable interest entities that AirNet Technology Inc. controls and consolidates through contractual arrangements, including AirNet Online, Linghang Shengshi and Iwangfan, and “consolidated affiliated entities” refers to, collectively, the VIEs and their respective subsidiaries; and
●	“we,” “us,” “our,” “our company” or “AirNet” refers to the combined business of AirNet Technology Inc., its subsidiaries, and the consolidated affiliated entities.

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

Our financial statements are expressed in U.S. dollars, which is our reporting currency. Certain Renminbi figures in this annual report are translated into U.S. dollars solely for the reader’s convenience. Unless otherwise noted, all convenience translations from Renminbi to U.S. dollars in this annual report were made at a rate of RMB6.8972 to $1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2022. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rate stated above, or at all.

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

Investors in the ADSs are purchasing equity securities of our ultimate Cayman Islands holding company rather than purchasing equity securities of the consolidated affiliated entities. AirNet Technology Inc. is an investment holding company without substantive operations on its own, and we conduct our business operations through both our subsidiaries and the consolidated affiliated entities, which we effectively control through certain contractual arrangements. We, together with our PRC subsidiaries and the consolidated affiliated entities, are subject to PRC laws relating to, among others, restrictions over foreign investments in advertising services companies set out in the Negative List (2021 Version) promulgated by the Ministry of Commerce, or the MOFCOM, and the National Development and Reform Commission of the PRC, or the NDRC. As a result, we have to control over the consolidated affiliated entities through contractual arrangements. Such structure is used to replicate foreign investment in China-based companies where the PRC law prohibits direct foreign investment in the operating companies. Neither we nor our subsidiaries own any share in the consolidated affiliated entities. Instead, we control and receive the economic benefits of the consolidated affiliated entities’ business operation through a series of contractual agreements with the VIEs. The contractual agreements with the VIEs are designed to provide Chuangyi Technology with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the consolidated affiliated entities, including absolute control rights and the rights to the assets, property, and revenue of the consolidated affiliated entities. As a result of our direct ownership in Chuangyi Technology and the contractual agreements with the consolidated affiliated entities, we are regarded as the primary beneficiary of the consolidated affiliated entities. Because of our corporate structure, we are subject to risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to limitation on foreign ownership of PRC companies, and regulatory review of oversea listing of PRC companies through a special purpose vehicle, and the validity and enforcement of the contractual agreements. We are also subject to the risks of uncertainty about any future actions of the PRC government in this regard. Our contractual agreements may not be effective in providing control over the consolidated affiliated entities. We may also subject to sanctions imposed by PRC regulatory agencies including China Securities Regulatory Commission, or the CSRC, if we fail to comply with their rules and regulations.

We, our PRC subsidiaries and the consolidated affiliated entities face various legal and operational risks and uncertainties related to being based in and having significant operations in China. The PRC government has significant authority to exert influence on the ability of a China-based company, such as us and the consolidated affiliated entities, to conduct its business, accept foreign investments or list on U.S. or other foreign exchanges. For example, we and the consolidated affiliated entities face risks associated with regulatory approvals of offshore offerings, oversight on cybersecurity and data privacy, as well as the uncertainty of the inspection on our auditors by the Public Company Accounting Oversight Board, or the PCAOB. Such risks could result in a material change in our operations and/or the value of the ADSs or could significantly limit or completely hinder our ability to offer ADSs and/or other securities to investors and cause the value of such securities to significantly decline or be worthless. The PRC government also has significant discretion over the conduct of the business of us, our PRC subsidiaries and the consolidated affiliated entities, and may intervene with or influence our operations or the development of the advertising industry as it deems appropriate to further regulatory, political and societal goals. Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over overseas securities offerings and foreign investment in China-based companies like us. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless. For further details, see “Item 3. Key Information-D. Risk Factors-Risks Related to Our Corporate Structure” and “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China.”

We are subject to a number of prohibitions, restrictions and potential delisting risk under the Holding Foreign Companies Accountable Act (the “HFCAA”). Pursuant to the HFCAA and related regulations, if we have filed an audit report issued by a registered public accounting firm that the Public Company Accounting Oversight Board (the “PCAOB”) has determined that it is unable to inspect and investigate completely, the Securities and Exchange Commission (the “SEC”) will identify us as a “Commission-identified Issuer,” and the trading of our securities on any U.S. national securities exchange, as well as any over-the-counter trading in the United States, will be prohibited if we are identified as a Commission-identified Issuer for two consecutive years. In August 2022, the PCAOB, the China Securities Regulatory Commission (the “CSRC”) and the Ministry of Finance of the PRC signed a Statement of Protocol (the “Statement of Protocol”), which establishes a specific and accountable framework for the PCAOB to conduct inspections and investigations of PCAOB-governed accounting firms in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed. If the PCAOB is unable to inspect and investigate completely registered public accounting firms located in China and we fail to retain registered public accounting firm that the PCAOB is able to inspect and investigate completely in 2023 and beyond, or if we otherwise fail to meet the PCAOB’s requirements, the ADSs will be delisted from the New York Stock Exchange, and our shares and ADSs will not be permitted for trading over the counter in the United States under the HFCAA and related regulations.

Our financial statements contained in the annual report on Form 20-F for the fiscal year ended December 31, 2022 have been audited by Audit Alliance LLP, an independent registered public accounting firm that is headquartered and located in Singapore. Audit Alliance LLP has been inspected by the PCAOB on a regular basis and is currently not among the PCAOB registered public accounting firms headquartered in mainland China and Hong Kong that are subject to the determinations announced by the PCAOB on December 16, 2021, which have been vacated by the PCAOB Board in December 2022 as the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB registered public accounting firms headquartered in mainland China and Hong Kong completely in the same year. For more details about the risk on the Holding Foreign Companies Accountable Act, or the HFCAA, and its impact on us, see “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure” and “Item 3. Key Information — D. Risk Factors-Risks Related to Doing Business in China — Joint statement by the SEC and the PCAOB, and the HFCAA all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our continued listing or future offerings of our securities in the U.S.”

On December 24, 2021, the CSRC released the Administrative Provisions of the State Council Regarding the Overseas Issuance and Listing of Securities by Domestic Enterprises (Draft for Comments), or the Draft Administrative Provisions, and the Measures for the Overseas Issuance of Securities and Listing Record-Filings by Domestic Enterprises (Draft for Comments), or the Draft Filing Measures and collectively with the Draft Administrative Provisions, the Draft Rules Regarding Overseas Listing, which stipulate that Chinese-based companies, or the issuer, shall fulfill the filing procedures after the issuer makes an application for initial public offering and listing in an overseas market, and certain overseas offering and listing such as those that constitute a threat to or endanger national security, as reviewed and determined by competent authorities under the State Council in accordance with law, may be prohibited under the Draft Rules Regarding Overseas Listing. On February 17, 2023, with the approval of the State Council, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. According to the Trial Measures, among other requirements, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures with the CSRC; if a domestic company fails to complete the filing procedures, such domestic company may be subject to administrative penalties; and (2) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and such filings shall be submitted to the CSRC within three business days after the submission of the overseas offering and listing application. On the same day, the CSRC also held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which clarifies that (1) on or prior to the effective date of the Trial Measures, domestic companies that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges may reasonably arrange the timing for submitting their filing applications with the CSRC, and must complete the filing before the completion of their overseas offering and listing; (2) a six-month transition period will be granted to domestic companies which, prior to the effective date of the Trial Measures, have already obtained the approval from overseas regulatory authorities or stock exchanges, but have not completed the indirect overseas listing; if domestic companies fail to complete the overseas listing within such six-month transition period, they shall file with the CSRC according to the requirements; and (3) the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of companies with contractual arrangements which duly meet the compliance requirements, and support the development and growth of these companies. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or, in extreme cases, become worthless. We did not have to obtain such approval for our initial public offering on November 7, 2007 because such offering made was before the enactment of the Trial Measures; however, we will be obligated to obtain approvals with the CSRC for our future offerings. If we cannot obtain such approvals or the CSRC rescind our approvals, we may not continue to offer securities to investors and cause the value of our securities to significantly decline or, in extreme cases, become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Any actions by the Chinese government, including any decision to intervene or influence the operations of our subsidiaries and the consolidated affiliated entities, or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of these entities, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.”

None of our PRC subsidiaries has issued any dividends or distributions to respective holding companies or any investors as of the date of this annual report. Our PRC subsidiaries generate and retain cash generated from operating activities and re-invest it in our business. Historically, our PRC subsidiaries have also received equity financing from its shareholders to fund business operations of our PRC subsidiaries. In 2020, 2021 and 2022, we did not transfer cash proceeds to our PRC subsidiaries. In the future, cash proceeds raised from overseas financing activities may be, and are intended to be, transferred by us through subsidiaries in Hong Kong to our PRC subsidiaries via capital contribution and shareholder loans, as the case may be. Subsidiaries in China that receives such cash proceeds then will transfer funds to its subsidiaries to meet the capital needs of our business operations. For details about the applicable PRC rules that limit transfer of funds from overseas to our PRC subsidiaries, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Restrictions on currency exchange may limit our ability to receive and use our revenues or financing effectively.”

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

D. Risk Factors

Summary Risk Factors

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks Related to Our Business

●	We incurred net losses in the past and we may incur losses in the future.
●	We have a limited operating history in various business lines, which may make it difficult for you to evaluate our business and prospects.
●	We may fail to successfully implement our new business initiatives in cryptocurrency mining, where we have limited experience.
●	It may be or become illegal to acquire, own, hold, sell or use cryptocurrencies, participate in the blockchain, or transfer or utilize similar cryptocurrency assets in China or international markets where we operate due to adverse changes in the regulatory and policy environment in these jurisdictions.
●	If advertisers or the viewing public do not accept, or lose interest in, our air travel media network, we may be unable to generate sufficient cash flow from our operating activities and our business and results of operations could be materially and adversely affected.
●	If we do not succeed in launching our in-flight business, our future results of operations and growth prospects may be materially and adversely affected.

Risks Related to Our Corporate Structure

●	If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with PRC governmental restrictions on foreign investment, our business could be materially and adversely affected.

●	Because some of the shareholders of the VIEs in China are our directors and officers, their fiduciary duties to us may conflict with their respective roles in the VIEs, and their interest may not be aligned with the interests of our unaffiliated public security holders. If any of the shareholders of the VIEs fails to act in the best interests of our company or our shareholders, our business and results of operations may be materially and adversely affected.
●	We rely on contractual arrangements with the VIEs and their shareholders for a substantial portion of our China operations, which may not be as effective as direct ownership in providing operational control.
●	We have not registered the pledge of equity interest by certain shareholder of the consolidated affiliated entities with the relevant authority, and we may not be able to enforce the equity pledge against any third parties who acquire the equity interests in good faith in the relevant consolidated affiliated entities before the pledge is registered.

Risks Related to Doing Business in China

●	Adverse changes in the political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our services and have a material adverse effect on our competitive position.
●	Uncertainties with respect to the PRC legal system could limit the legal protections available to us or result in substantial costs and the diversion of resources and management attention.
●	Any actions by the Chinese government, including any decision to intervene or influence the operations of our subsidiaries and the consolidated affiliated entities, or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of these entities, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.
●	A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business, financial condition, results of operations and prospects.

Risks Related to the Market for Our ADSs

●	The trading price of our ADSs has been and may continue to be volatile.
●	If we fail to comply with the continued listing requirements of Nasdaq, we would face possible delisting, which would result in a limited public market for our ADSs and make obtaining future debt or equity financing more difficult for us.
●	We were named as a defendant or respondent in legal proceedings that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.

Risks Related to Our Business

We incurred net losses in the past and we may incur losses in the future.

In an effort to realign our business, we:

●	divested most of our airport travel advertising business in 2015;
●	completely terminated our advertising service at long-haul buses and gas stations and scaled down our on-train Wi-Fi business significantly in 2018, and in early 2019 ceased operations for Wi-Fi services on trains altogether;
●	consolidated our efforts in providing in-flight contents of entertainment, advertising and digital multimedia in China; and
●	strengthened our efforts in launching and operating our in-flight connectivity business and cryptocurrency mining business.

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

Although we began our business operations in August 2005, we started to explore our in-flight connectivity business in 2015, and began operating our in-flight content business in 2015 as well divested our airport travel advertising business in 2015. As a result of our business realignment, we completely terminated our advertising service at long-haul buses and gas stations and scaled down our on-train Wi-Fi business significantly in 2018, and in early 2019 ceased operations for Wi-Fi services on trains altogether. In addition, we established a new line of business in relation to cryptocurrency mining in 2021. We propose to restructure our principal business operations by (1) installing the cryptocurrency mining equipment in newly setup data center over time and (2) divesting our original air travel media network business and dispose of the related assets. Our limited operating history in these new business lines may not provide a meaningful basis for you to evaluate our business, financial performance and prospects. It is also difficult to evaluate the viability of our business model because we do not have sufficient experience to address the risks that we may encounter during our business operations. Certain members of our senior management team have worked together for a relatively short period of time and it may be difficult for us to evaluate their effectiveness, on an individual or collective basis, and their ability to address future challenges to our business. Because of our limited operating history, we may not be able to:

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

We have established a new line of business in relation to cryptocurrency mining to mitigate the adversary impacts of COVID-19 on our in-flight connectivity business. On December 30, 2020 and February 4, 2021, we entered into investment agreements with Unistar Group Holdings Limited, or Unistar, and Northern Shore Group Limited, or Northern Shore, respectively, pursuant to which we issued ordinary shares in exchange for the delivery and transfer of computer servers specifically designed for mining cryptocurrencies. On April 6, 2022, we entered into an investment agreement with Unistar, pursuant to which we issued (1) 4,448,847 ordinary shares, par value US$0.04 per share, and (2) warrants to purchase an aggregate of 2,945,137 newly issued ordinary shares, par value US$0.04 per share, to Unistar and Northern Shore in exchange for the delivery and transfer of 5,000 ANTMINER S19 and 2,000 INNO A11 computer servers to further expand our cryptocurrency business. We generate revenue from the cryptocurrency we earn through our mining activities, which we may hold for our own account and/or sell at prices and times as determined by our executive management team in accordance with our corporate strategy. Our cryptocurrency mining business started to generate revenue in 2021, and we recognized related revenue of $2.6 million and $0.2 million in 2021 and 2022, respectively. However, cryptocurrency mining is substantially different from our existing business in many ways, such as business model and governmental and regulatory requirements. In particular, the cryptocurrency mining industry is characterized by constant changes, including rapid technological evolution, continual shifts in government regulations, frequent introductions of new products and solutions and constant emergence of new industry standards and practices. In addition, our cryptocurrency mining business have been and are expected to continue to be significantly impacted by the volatility of the cryptocurrency market, and in particular, the sharp price decrease of cryptocurrencies. The cryptocurrency market is highly volatile, and the prices of cryptocurrencies have experienced significant fluctuations over their short existence and may continue to fluctuate significantly in the future. We expect our results of operations to be affected by the prices of cryptocurrencies, in particular, significantly and negatively impacted by the sharp price decrease of the prices of cryptocurrencies. Furthermore, we cannot assure you that the cryptocurrency market will remain active enough or that the prices for any of these cryptocurrencies will not decline significantly in the future, as several major crypto trading platforms have declared bankruptcy. For example, Voyager, a major crypto trading platform, filed for Chapter 11 bankruptcy protection on July 1, 2022, and Celsius Network, a large cryptocurrency lending platform, filed for bankruptcy protection on July 13, 2022. Relevant restrictions from existing and future regulations on mining, holding, using, or transferring of cryptocurrencies may also adversely affect our future business operations and results of operations. See “—It may be or become illegal to acquire, own, hold, sell or use cryptocurrencies, participate in the blockchain, or transfer or utilize similar cryptocurrency assets in China or international markets where we operate due to adverse changes in the regulatory and policy environment in these jurisdictions.” Based on our limited experience in cryptocurrency mining business and the unpredictable policy changes towards such business, there can be no assurance that we will be successful in implementing our new business initiatives in cryptocurrency mining, and our existing business, results of operations and financial condition may be materially and adversely affected.

It may be or become illegal to acquire, own, hold, sell or use cryptocurrencies, participate in the blockchain, or transfer or utilize similar cryptocurrency assets in China or international markets where we operate due to adverse changes in the regulatory and policy environment in these jurisdictions.

We have established a new line of business in relation to cryptocurrency mining in 2021. Our cryptocurrency mining business started to generate revenue in 2021, and we recognized related revenue of $2.6 million and $0.2 million in 2021 and 2022, respectively. Our cryptocurrency mining business could be significantly affected by, among other things, the regulatory and policy developments in international markets where we operate, such as China and the United States. Governmental authorities are likely to continue to issue new laws, rules and regulations governing the blockchain and cryptocurrency industry we operate in and enhance enforcement of existing laws, rules and regulations. For example, the People’s Bank of China, the Cyberspace Administration of China, Ministry of Industry and Information Technology, the State Administration for Industry and Commerce, the China Banking Regulatory Commission, CSRC and China Insurance Regulatory Commission issued Announcement on Preventing Initial Coin Offerings (ICO) Risks on September 4, 2017, prohibiting all organizations and individuals from engaging in initial coin offering transactions. On May 21, 2021, the Financial Stability and Development Committee of the State Council called for the need to resolutely control financial risks and crack down on cryptocurrency mining and trading activities. Furthermore, on June 21, 2021, the People’s Bank of China was reported to have held interviews with certain financial institutions in China, and stressed that banks and other financial institutions in China shall strictly implement the Circular on Prevention of Risks from Bitcoin and the Announcement on Preventing Initial Coin Offerings (ICO) Risks and other regulatory requirements, diligently fulfill their customer identification obligations, and shall not provide account opening, registration, trading, clearing, settlement and other services related to blockchain and cryptocurrency business. On September 3, 2021, the NDRC, the Publicity Department of the CPC Central Committee, the Office of Cyberspace Affairs Commission of the CPC Central Committee, the Ministry of Industry and Information Technology, the Ministry of Public Security, the Ministry of Finance, the People’s Bank of China, the State Administration of Taxation, the State Administration for Market Regulation, the China Banking and Insurance Regulatory Commission and the National Energy Administration jointly issued the Circular on Regulating Virtual Currency “Mining” Activities, which classifies the virtual currency mining activities as the eliminated industry of the Catalogue for Guiding Industry Restructuring, which prohibits investments in projects falling within this category. On September 15, 2021, the People’s Bank of China, the Office of Cyberspace Affairs Commission of the CPC Central Committee, the Supreme People’s Court, the Supreme People’s Procuratorate, the Ministry of Industry and Information Technology, the Ministry of Public Security, the State Administration for Market Regulation, the PRC Banking and Insurance Regulatory Commission, CSRC and the State Administration of Foreign Exchange jointly issued the Circular on Further Preventing and Disposing of Virtual Currency Trading Speculation Risks, which deems all cryptocurrency-related business activities, including: (1) exchanging legitimate currencies and cryptocurrencies or different types of crypto currencies for each other, (2) trading cryptocurrencies as central counterparty, (3) provision of intermediary services or pricing services for cryptocurrency transactions, (4) issuance of tokens for financing, and (5) cryptocurrency related derivatives trading, as “illegal financial activities” that could involve illegal offerings of token notes, unauthorized public offerings of securities, illegal operation of futures business or illegal fundraising. It also provides that any cryptocurrency exchange offering services to Chinese residents from outside China through the internet will also be regarded as conducting “illegal financial activities.” On March 12, 2022, the NDRC published the Market Access Negative List (2022 Edition), which lists the virtual currency mining activities as the “backward production processes and equipment” under the eliminated item in the Catalogue for Guiding Industrial Restructuring. According to such list, market entities are prohibited from investing in eliminated items.

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

Any such government action or anticipated action could have a negative impact not only on the value of existing miners owned by us, but on our ability to purchase new miners and their prices. Such government action or anticipated action could also have a deleterious impact on the price of cryptocurrencies. At a minimum, such events could result in an increase in the volatility of the price of the cryptocurrencies and value of miners owned by us. Moreover, if we discontinue mining operations in any one of the locations in response to such government action or anticipated action, we are likely to transfer miners to an alternative location. However, this process would result in costs associated with the transfer to be incurred by us, as well as the transferred miners being off-line and not able to mine cryptocurrencies for some time. Our business, financial condition and results of operations may be materially and adversely affected by these adverse changes in the regulatory and policy environment in in the markets where we operate our blockchain and cryptocurrency mining operations.

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

Driven by innovation, we gradually reinvented ourselves and shaped our core competitiveness in providing in-flight solutions to connectivity, entertainment and digital multimedia in China. We began to explore the in-flight business in 2018, which has sustained adversary impacts caused by the spread of COVID-19 and the measurements taken to contain such spread. We collaborated with partners to deliver in-flight connectivity solutions and a wide range of in-flight entertainment and advertising contents streaming via the connectivity. We may face unexpected new risks as we continue to launch this new business. As a result, we cannot assure you that we will be able to generate enough, or any, revenue from this business. If we fail to do so, our considerable amounts of investment on system development will materially and adversely affect our business and financial results.

In our new business, we may face new competition. If we cannot successfully address the foregoing new challenges and compete effectively, we may not be able to develop a sufficiently large advertiser base, recover costs incurred for developing and marketing our new business, and eventually achieve profitability from these businesses, the failure of which could have a material and adverse impact on our future results of operations and growth prospects.

We may be adversely affected by a significant or prolonged economic downturn in the level of consumer spending in the industries and markets served by our customers.

Our business depends on demand for our advertising services from our customers, which could be affected by the level of business activity and economic condition of our customers and may in turn be affected by the level of consumer spending in the markets that our customers serve. Therefore, our businesses and earnings could be affected by general business and economic conditions in China as well as abroad.

Advertising revenues from advertisers in the automobile industry accounted for a significant portion of our revenues in 2020, 2021 and 2022. Any significant or prolonged slowdown or decline of this industry or the economy of China, countries with close economic ties with China or the overall global economy will affect consumers’ disposable income and consumer spending in such industry, and lead to a decrease in demand for our services.

Our business, financial condition and results of operations were and may continue to be adversely affected by the COVID-19 outbreak.

The outbreak of the COVID-19, a novel strain of coronavirus, has been continuing to spread rapidly throughout the world. The COVID-19 has resulted in quarantines, travel restrictions, and the temporary closure of facilities in China and many other countries since its outbreak. The spread of the pandemic and efforts to contain and counter the spread of the pandemic has restrained the flow of travelers both domestically and internationally. As our primary business is to provide in-flight connectivity and contents in the nature of information and entertainment to travelers by air, our results of operations and financial condition have been adversely affected and may continue to be adversely affected by the COVID-19, to the extent that COVID-19 exerts long-term negative impact on the global economy.

Government efforts to contain the spread of COVID-19 through city lockdowns or “stay-at-home” orders, widespread business closures, restrictions on travel and emergency quarantines, among others, have caused significant and unprecedented disruptions to the global economy and normal business operations across sectors and countries. Many businesses and social activities in China and other countries and regions were severely disrupted. Notwithstanding the significant shift from the zero-COVID policy by the Chinese government in December 2022, which led to the relaxation of the strict pandemic control measures since then, the COVID-19 pandemic may continue to affect our business, financial condition and results of operations for the full year 2023 to some extent. The extent to which this outbreak impacts our results of operations will depend on future developments which are highly uncertain and unpredictable, including the COVID-19 variants, regional resurgence of COVID-19 cases, the severity of the disease, the success or failure of efforts to contain or treat the disease, and future actions we or the authorities may take in response to these developments.

We derive a significant portion of our revenues from the provision of air travel media services. A contraction in the air travel media industry in China may materially and adversely affect our business and results of operations.

Approximately 93.2% of our revenues from continuing operations in 2022 was generated from the provision of air travel media services through the display of advertisements on digital TV screens on airplanes. We expect digital TV screens on airplanes to contribute substantially all of our air travel network revenue and a majority of all our revenue in the foreseeable future. If we cannot successfully generate revenues from our other business, this situation will continue into the foreseeable future. A contraction in air travel media industry in China could therefore have a material adverse effect on our business and results of operations.

If we are unable to carry out our operations as specified in existing concession rights contracts, retain or renew existing concession rights contracts or to obtain new concession rights contracts on commercially advantageous terms, we may be unable to maintain or expand our network coverage and our costs may increase significantly in the future.

Except for the cryptocurrency business that we started in early 2021, our ability to carry out almost all of our advertising business depends on the availability of the necessary concession rights. However, we cannot assure you that we will be able to carry out our operations as specified in our concession rights contracts, and any failure to perform may affect the availability of our concession rights and materially and negatively affect our business.

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

We cannot assure you that our concession rights contracts will not be unilaterally terminated during their terms, whether with or without justification. In addition, many of our concession rights contracts were entered into with the advertising companies operated by or advertising agencies hired by airline companies, without such airline companies being parties to these contracts. Although these advertising companies and agencies have generally represented to us in writing that they have the rights to operate advertising media on airplanes and all of them have performed their contractual obligations, we cannot assure you that airline companies will not challenge or revoke the contractual concession rights granted to us by their advertising companies or agencies; if such challenges or revocations occur, our revenues and results of operations could be materially and adversely affected.

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

We derived a significant portion of our revenues from operations in 2022 from five airline companies in China. As of the date of this annual report, we have concession rights contracts to place our programs on China Eastern Airline, Shanghai Airline, Xiamen Airline, Air China and Shenzhen Airline, which in the aggregate contributed more than a majority of our revenue from digital TV screens on airplanes in 2022. A material business or flight disruption of any of those airline companies could negatively affect our advertising media on airplanes operated by those companies.

We expect our advertising platform with these abovementioned airline companies to continue to contribute a significant portion of our revenues in the foreseeable future. If any such companies experience a material business or flight disruption, we may lose a substantial amount of revenues.

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

When our current advertising network of digital TV screens and LED screens becomes saturated on the airlines which we directly or indirectly partner with, we may be unable to offer additional time slots or locations to satisfy all of our advertisers’ needs, which could hamper our ability to generate higher levels of revenues and profitability over time.

When our network of digital TV screens and LED screens in airplanes becomes saturated in any particular airline which we directly or indirectly partner with, we may be unable to offer additional advertising time slots or locations to satisfy all of our advertisers’ needs. We would need to increase our advertising rates for advertising in such airlines or other locations to increase our revenues.

However, advertisers may be unwilling to accept rate increases, which could hamper our ability to generate higher level of revenues over time. In particular, the utilization rates of our advertising time slots and locations on the three largest airlines in China are higher than those on other airlines in 2020, 2021 and 2022, and saturation or oversaturation of digital TV screens on these airlines could have a material adverse effect on our growth prospects.

Our advertising agencies could engage in activities that are harmful to our reputation in the industry and to our business.

We engage third-party advertising agencies to help source advertisers from time to time. These third-party advertising agencies assist us in identifying advertisers and introduce potential advertisers to us. In return, we pay fees to these advertising agencies if they generate advertising revenues for us. Fees that we pay to these third-party agencies are calculated based on a pre-set percentage of revenues generated from the advertisers introduced to us by such agencies and are paid when payments are received from the advertisers. Our contractual arrangements with these advertising agencies do not provide us with control or oversight over their everyday business activities, and one or more of these agencies may engage in activities that violate PRC laws and regulations governing the advertising industry and related non-advertising content, or other laws and regulations. If the advertising agencies we use violate PRC advertising or other laws or regulations, it could harm our reputation in the industry and have detrimental effects on our business operations.

Because we rely on third-party advertising agencies to help engage advertisers, if we fail to maintain stable business relations with key third-party agencies or to attract additional agencies on competitive terms, our business and results of operations could be materially and adversely affected.

We rely on third-party advertising agencies to help engage advertisers from time to time. We do not have long-term or exclusive agreements with these advertising agencies, including our key third-party advertising agencies, and cannot assure you that we will continue to maintain stable business relations with them. Furthermore, the fees we pay to these third-party advertising agencies constitute a significant portion of our cost of revenues. If we fail to maintain harmonious relationship with existing third-party advertising agencies or to attract additional advertising agencies with fees based on our current pre-set percentage of revenues generated from the advertisers introduced to us by them, the fees we pay such advertising agencies may have to significantly increase. If any of the above happens, our business and results of operations could be materially and adversely affected.

A limited number of advertisers have historically accounted for a significant portion of our revenues and this dependence may reoccur in the future, which would make us more vulnerable to the loss of major advertisers or delays in payments from these advertisers.

A limited number of advertisers historically accounted for a significant portion of our revenues, for the years ended December 31, 2020, 2021 and 2022, two individual customers each year accounted for over 10% of total revenue.

If we fail to sell our services to one or more of our major advertisers in any particular period, or if a major advertiser purchases fewer of our services, fails to purchase additional advertising time on our network, or cancels some or all of its purchase orders with us, our revenues could decline, and our operating results could be adversely affected. The dependence on a small number of advertisers made us more vulnerable to payment delays from these advertisers. We are required under some of our concession rights contracts to make prepayments and although we do receive some prepayments from advertisers, there is typically a lag between the time of our prepayment of concession fees and the time that we receive payments from our advertisers. As our business expands and revenues grow, we have experienced and may continue to experience an increase in our accounts receivable. If any of our major advertisers are significantly delinquent with its payments, our liquidity and financial conditions may be materially and adversely affected.

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

Significant competition could reduce our operating margins and profitability and lead to a loss of market share. Some of our existing and potential competitors may have competitive advantages such as significantly greater brand recognition, a longer history in the out-of-home advertising industry and financial, marketing or other resources, and may be able to mimic and adopt our business model. In addition, several of our competitors have significantly larger advertising networks than we do, which gives them an ability to reach a larger number of overall potential consumers and may make them less susceptible than we are to downturns in particular advertising sectors, such as air travel. Moreover, significant competition will provide advertisers with a wider range of media and advertising service alternatives, which could lead to lower prices and decreased revenues, gross margins and profits focus. We cannot assure you that we will be able to successfully compete against new or existing competitors, and failure to compete may reduce for existing market share and profits.

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

To a large extent, our results of operations are linked to the demand for air travel, which fluctuates greatly from period to period, and is subject to seasonality due to holiday travel and weather conditions. Other factors that may affect our results include:

●	Downturns in the economy. Business travel is one of the primary drivers of the air travel industry and it tends to increase in times of economic growth and decrease in times of economic slowdown. A decrease in air passengers in China could lead to lower advertiser spending on our air travel media network.
●	Plane crashes or other accidents. An aircraft crash or other accident, such as those in 2014 involving certain Asian-based airlines, could create a public perception that air travel is not safe or reliable, which could result in air travelers being reluctant to fly. Significant aircraft delays due to capacity constraints, weather conditions or mechanical problems could also reduce demand for air travel, especially for shorter domestic flights.
●	Adverse effect of the COVID-19 outbreak. As our primary business is to provide in-flight connectivity and contents in the nature of information and entertainment to travelers by air, our results of operations and financial condition have been adversely affected and may continue to be adversely affected by the COVID-19, to the extent that COVID-19 exerts long-term negative impact on the global economy. See “—Our business, financial condition and results of operations were and may continue to be adversely affected by the COVID-19 outbreak.”

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

If one or more of our senior executives and other key employees were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all. If any of our senior executives and other key employees joins a competitor or forms a competing company, we may lose advertisers, suppliers, key professionals and staff members. Each of our executive officers and other key employees has entered into an employment agreement with us which contains non-competition provisions. However, if any dispute arises between any of our executive officers and other key employees and us, we cannot assure you the extent to which any of these agreements could be enforced in China, where most of these executive officers and other key employees reside. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could limit the legal protections available to us or result in substantial costs and the diversion of resources and management attention.”

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

We have identified material weaknesses in our internal control over financial reporting in the past. If we fail to develop or maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential stockholders could lose confidence in our financial reporting, which would harm our business and the trading price of our securities. In connection with the audit of our consolidated financial statements for the year ended December 31, 2022, our management concluded we had material weaknesses in our internal controls. Despite our continued efforts and the improvement achieved, our management has concluded that we had not maintained effective internal control over financial reporting and disclosure controls and procedures as of December 31, 2022. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness as of December 31, 2022 was related to the weak operating effectiveness and lack of monitoring of controls over financial reporting due to inadequate resources or resources with insufficient experience or training in our financial reporting team, administration team and human resource team. See “Item 15. Controls and Procedures.” Any failure to achieve and maintain effective internal control over financial reporting could negatively affect the reliability of our financial information and reduce investors’ confidence in our reported financial information, which in turn could result in lawsuits being filed against us by our shareholders, otherwise harm our reputation or negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements of the Sarbanes-Oxley Act.

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

Furthermore, we have established a new line of business in relation to cryptocurrency mining since early 2021. Governmental authorities are likely to continue to issue new laws, rules and regulations governing the cryptocurrency industry and enhance enforcement of existing laws, rules and regulations. For example, seven PRC governmental authorities including the People’s Bank of China, promulgated an announcement in September 2017 prohibiting financial institutions from engaging in initial coin offering transactions. Some jurisdictions, including the PRC, restrict various uses of cryptocurrencies, including the use of cryptocurrencies as a medium of exchange, the conversion between cryptocurrencies and fiat currencies or between cryptocurrencies, the provision of trading and other services related to cryptocurrencies by financial institutions and payment institutions, and initial coin offerings and other means of capital raising based on cryptocurrencies. The Circular on Regulating Virtual Currency “Mining” Activities was issued in September 2021, the PRC government classified the virtual currency mining activities as the eliminated industry of the Catalogue for Guiding Industry Restructuring, which prohibits investments in projects falling within this category. The Circular on Further Preventing and Disposing of Virtual Currency Trading Speculation Risks was issued in September 2021, the PRC government deemed all cryptocurrency-related business activities, including: (1) exchanging legitimate currencies and cryptocurrencies or different types of crypto currencies for each other, (2) trading cryptocurrencies as central counterparty, (3) provision of intermediary services or pricing services for cryptocurrency transactions, (4) issuance of tokens for financing, and (5) cryptocurrency related derivatives trading, as “illegal financial activities” that could involve illegal offerings of token notes, unauthorized public offerings of securities, illegal operation of futures business or illegal fundraising. It also provided that any cryptocurrency exchange offering services to Chinese residents from outside mainland China through the internet would also be regarded as conducting “illegal financial activities.” The National Development and Reform Commission of the PRC published the Market Access Negative List (2022 Edition) in March 2022, which lists the virtual currency mining activities as the “backward production processes and equipment” under the eliminated item in the Catalogue for Guiding Industrial Restructuring. According to such list, market entities are prohibited from investing in eliminated items. In addition, cryptocurrencies may be used by market participants for black market transactions, to conduct fraud, money laundering and terrorism-funding, tax evasion, economic sanction evasion or other illegal activities. As a result, governments may seek to regulate, restrict, control or ban the mining, use, holding and transferring of cryptocurrencies. We may not be able to eliminate all instances where other parties use our products to engage in money laundering or other illegal or improper activities. We cannot assure you that we will successfully detect all money laundering or other illegal or improper activities which may adversely affect our reputation, business, financial condition and results of operations.

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

We could be subject to legal or regulatory action in the event the SEC, a foreign regulatory authority or a court were to determine that a digital asset currently held by us is a “security” under applicable laws. If the digital assets mined and held by us are deemed as securities, it could limit distributions, transfers, or other actions involving such digital assets, including mining, in the United States. For example, the distribution of cryptocurrencies to miners under our mining pool business could be deemed to involve an illegal offering or distribution of securities subject to U.S. federal or state law. In addition, miners on cryptocurrency networks could, under certain circumstances, be viewed as statutory underwriters or as “brokers” subject to regulation under the Exchange Act. This could require us or our customers to change, limit, or cease mining operations, register as broker-dealers and comply with applicable law, or be subject to penalties, including fines. In addition, we could be subject to judicial or administrative sanctions for failing to sell the digital asset or distribute block rewards in compliance with the registration requirements, or for acting as a broker, dealer, or national securities exchange without appropriate registration. Such an action could result in injunctions, cease and desist orders, as well as civil monetary penalties, fines, and disgorgement, criminal liability, and reputational harm.

We do not maintain insurance for our digital assets, which may expose us and our shareholders to the risk of loss of our digital assets, and there will be limited rights of legal recourse available to us to recover our losses.

We do not maintain insurance for the digital assets held by us. Banking institutions will not accept our digital assets, and they are therefore not insured by the Federal Deposit Insurance Corporation or the Securities Investor Protection Corporation. Therefore, we may suffer loss with respect to our digital assets which are not covered by insurance, and we may not be able to recover any of our carried value in these digital assets if they are lost or stolen or suffer significant and sustained reduction in conversion spot price. If we are not otherwise able to recover damages from a malicious actor in connection with these losses, our business, results of operations and share price may be adversely affected.

The consummation of the proposed change-in-control transaction is uncertain, and the announcement and pendency of such transaction could adversely affect our business, results of operations and financial condition.

We have consummated the share issuance in connection with the proposed change-in-control transaction by entering into an investment agreement on April 6, 2022 with Unistar, pursuant to which we issued (1) 4,448,847 ordinary shares, par value US$0.04 per share, and (2) warrants to purchase an aggregate of 2,945,137 newly issued ordinary shares, par value US$0.04 per share, to Unistar and Northern Shore in exchange for computer servers designed for cryptocurrency mining. We propose to take various additional steps in order to complete the proposed change-in-control transaction, pending approval from Nasdaq. In particular, we propose to restructure our principal business operations by (1) installing the cryptocurrency mining equipment in newly setup data center over time and (2) divesting our original air travel media network business and dispose of the related assets. We also propose to appoint as new directors candidates proposed by Unistar and Northern Shore, and make other changes to the board and senior management team.

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

In the opinion of Commerce & Finance Law Offices, our PRC counsel, except as described in this annual report, the contractual arrangements between Chuangyi Technology and the VIEs do not violate existing PRC laws and regulations, and in each case governed by PRC law, are (1) valid and legally binding on each party thereto, and (2) enforceable in accordance with the terms thereof, subject as to enforceability to applicable bankruptcy, insolvency, moratorium, reorganization and similar laws affecting creditors’ rights generally, the discretion of relevant government agencies in exercising their authority in connection with the interpretation and implementation thereof and the application of relevant PRC laws and policies thereto, and to general equity principles. However, some uncertainties regarding the interpretation and application of current or future PRC laws and regulations could limit our ability to enforce these contractual arrangements and if the shareholders of the VIEs were to reduce their interest in us, their interests may diverge from ours and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIEs not to pay the service fees when required to do so.

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

While we do not believe that any penalties imposed or actions taken by the PRC government would result in the liquidation of us, Chuangyi Technology, or the VIEs, the imposition of any of these penalties may result in a material and adverse effect on our ability to conduct our business. In addition, if the imposition of any of these penalties causes us to lose the power to direct the activities of consolidated affiliated entities that most significantly impact consolidated affiliated entities’ economic performance or our right to receive substantially all of the benefits from consolidated affiliated entities, we would no longer be able to consolidate such consolidated affiliated entities.

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

Certain of our directors and officers are shareholders in the VIEs, namely AirNet Online, Linghang Shengshi, and Iwangfan. Mr. Man Guo, our chairman, interim chief financial officer and former chief executive officer, in addition to holding 6.77% in our company, also directly and indirectly holds approximately 80.00% of AirNet Online, 86.9193% of Linghang Shengshi and 90.00% of Iwangfan. Mr. Qing Xu, our director and executive president, in addition to holding 1.3% of our company, also directly and indirectly holds approximately 15.00% of AirNet Online, and 12.9954% of Linghang Shengshi. In addition, Mr. Guo is a director of AirNet Online and Iwangfan, the general manager of Linghang Shengshi, and the legal representative of AirNet Online; Mr. Xu is a director of Linghang Shengshi, the general manager and legal representative of Iwangfan. For these directors and officers, their fiduciary duties toward our company under Cayman Islands law - to act honestly, in good faith and with a view to our best interests - may conflict with their roles in the VIEs, as what is in the best interest of the VIEs may not be in the best interests of our company or the unaffiliated public shareholders of our company.

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

The registered capital of Chuangyi Technology, Shenzhen Yuehang and Xi’an Shengshi is $42.0 million, $96.4 million and $50.0 million, respectively. Xi’an Shengshi and Chuangyi Technology have made the applicable annual appropriations required under PRC law. Shenzhen Yuehang is not currently required to fund any statutory surplus reserve because Shenzhen Yuehang still has accumulated losses. Any direct or indirect limitation on the ability of our PRC subsidiaries to distribute dividends and other distributions to us could materially and adversely limit our ability to make investments or acquisitions at the holding company level, pay dividends or otherwise fund and conduct our business.

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

Furthermore, on December 24, 2021, the CSRC released the Administrative Provisions of the State Council Regarding the Overseas Issuance and Listing of Securities by Domestic Enterprises (Draft for Comments), or the Draft Administrative Provisions, and the Measures for the Overseas Issuance of Securities and Listing Record-Filings by Domestic Enterprises (Draft for Comments), or the Draft Filing Measures and collectively with the Draft Administrative Provisions, the Draft Rules Regarding Overseas Listing, which stipulate that Chinese-based companies, or the issuer, shall fulfill the filing procedures after the issuer makes an application for initial public offering and listing in an overseas market, and certain overseas offering and listing such as those that constitute a threat to or endanger national security, as reviewed and determined by competent authorities under the State Council in accordance with law, may be prohibited under the Draft Rules Regarding Overseas Listing. On February 17, 2023, with the approval of the State Council, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. According to the Trial Measures, among other requirements, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures with the CSRC; if a domestic company fails to complete the filing procedures, such domestic company may be subject to administrative penalties; and (2) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and such filings shall be submitted to the CSRC within three business days after the submission of the overseas offering and listing application. On the same day, the CSRC also held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which clarifies that (1) on or prior to the effective date of the Trial Measures, domestic companies that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges may reasonably arrange the timing for submitting their filing applications with the CSRC, and must complete the filing before the completion of their overseas offering and listing; (2) a six-month transition period will be granted to domestic companies which, prior to the effective date of the Trial Measures, have already obtained the approval from overseas regulatory authorities or stock exchanges, but have not completed the indirect overseas listing; if domestic companies fail to complete the overseas listing within such six-month transition period, they shall file with the CSRC according to the requirements; and (3) the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of companies with contractual arrangements which duly meet the compliance requirements, and support the development and growth of these companies. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or, in extreme cases, become worthless. We did not have to obtain such approval for our initial public offering on November 7, 2007 because such offering made was before the enactment of the Trial Measures; however, we will be obligated to obtain approvals with the CSRC for our future offerings. If we cannot obtain such approvals or the CSRC rescind our approvals, we may not continue to offer securities to investors and cause the value of our securities to significantly decline or, in extreme cases, become worthless.

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

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law, or the Opinions, which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. The aforementioned policies and any related implementation rules to be enacted may subject us to additional compliance requirement in the future. As official guidance and interpretation of the Opinions remain unclear in several respects at this time. Therefore, we cannot assure you that we will remain fully compliant with all new regulatory requirements of the Opinions or any future implementation rules on a timely basis, or at all.

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

In March 2022, the SEC issued its first “conclusive list of issuers identified under the HFCAA,” which indicates that those companies are now formally subject to the delisting provisions if they remain on the list for two consecutive years. As of the date of this annual report, more than 170 public companies have been listed in as issuers identified under the HFCAA. In August 2022, the PCAOB, the CSRC and the Ministry of Finance of the PRC signed the Statement of Protocol, which establishes a specific and accountable framework for the PCAOB to conduct inspections and investigations of PCAOB-governed accounting firms in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed.

Our financial statements contained in the annual report on Form 20-F for the fiscal year ended December 31, 2022 have been audited by Audit Alliance LLP, an independent registered public accounting firm that is headquartered and located in Singapore. Audit Alliance LLP has been inspected by the PCAOB on a regular basis and is currently not among the PCAOB registered public accounting firms headquartered in mainland China and Hong Kong that are subject to the determinations announced by the PCAOB on December 16, 2021 of having been unable to inspect or investigate completely. However, as the PRC Securities Law requires approval from the relevant PRC authorities for inspection of any audit working papers in China by foreign authorities, the audit working papers of our financial statements may not be inspected by the PCAOB, since the audit work was carried out by Audit Alliance LLP with the collaboration of their China-based offices and the PCAOB has not obtained such requisite approval.

If the PCAOB is unable to inspect and investigate completely registered public accounting firms located in China in 2023 and beyond, or if we fail to, among others, meet the PCAOB’s requirements, including retaining a registered public accounting firm that the PCAOB determines it is able to inspect and investigate completely, we will be identified as a “Commission-identified Issuer,” and upon the expiration of two years of non-inspection under the HFCAA and relevant regulations, the ADSs will be delisted from Nasdaq and our ordinary shares and ADSs will not be permitted for trading over the counter either. If our ordinary shares and ADSs are prohibited from trading in the United States, we cannot assure you that we will be able to list on a non-U.S. exchange or that a market for our ordinary shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase the ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of the ADSs. Moreover, the HFCAA or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the ADSs could be adversely affected. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

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

If one or more of our PRC subsidiaries fails to obtain qualifications to receive PRC preferential tax treatments, we will be required to pay more taxes, which may have a material adverse effect on our result of operations.

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

Wangfan Linghang Mobile Network Technology Co., Ltd., one of our PRC subsidiaries, or Linghang received the HNTE certificate at the end of 2017 and was entitled to an EIT rate of 15% from 2017 to 2020, and is subject to a uniform income tax rate of 25% afterwards.

Air Esurfing Information Technology Co., Ltd., one of our PRC subsidiaries, or Air Esurfing received the HNTE certificate in 2018 and entitled to an EIT rate of 15% from 2018 to 2021, and is subject to a uniform income tax rate of 25% afterwards.

We cannot assure you that our PRC subsidiaries will be able to obtain qualifications to receive any of the above preferential tax treatments; we will be required to pay more taxes if they fail to be eligible to receive PRC tax benefits, which may materially and adversely affect our business and results of operations.

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

On February 3, 2015, the SAT issued the Announcement on Several Issues concerning the Enterprise Income Tax on Indirect Transfers of Properties by Non-Resident Enterprises, or Public Notice 7, to supersede tax rules in relation to the Indirect Transfer of Shares under the original SAT Circular 698. Public Notice 7 covers transactions involving not only Indirect Transfer of Shares as set forth under SAT Circular 698 but also transactions involving an overseas company’s indirect transfer of other property or assets (such as real properties) located in China (collectively, ‘‘PRC Taxable Properties’’) through transfer of shares of an offshore intermediary company. Pursuant to Public Notice 7, in the event that non-residential enterprises indirectly transfer PRC Taxable Properties without reasonable commercial purposes in order to evade PRC enterprise income tax, such indirect transfer will be deemed as direct transfer of PRC Taxable Properties and, therefore, be subject to PRC enterprise income tax. In addition, Public Notice 7 provides clearer criteria on how to assess reasonable commercial purposes and allows for safe harbor scenarios applicable to internal group restructurings. Under Public Notice 7, subject to certain exceptions such as internal group restructurings and purchase and sale of shares of the same publicly-listed oversea enterprise in a public securities market, an indirect transfer of PRC Taxable Properties shall be directly deemed as having no reasonable commercial purposes if the following circumstances are satisfied: (1) more than 75% of the value of overseas enterprises’ shares directly or indirectly comes from PRC Taxable Properties; (2) at any time within one year before the indirect transfer of PRC Taxable Properties, more than 90% the total amount of overseas enterprises’ assets (excluding cash) are directly or indirectly constituted by their investment within the PRC, or within one year before the indirect transfer of PRC Taxable Properties, more than 90% of the overseas enterprises’ income directly or indirectly derive from the PRC; (3) the overseas enterprises and their controlling enterprises, which directly or indirectly hold PRC Taxable Properties, cannot justify the economic substance of the corporate structure; and (4) overseas tax payment regarding indirect transfer of PRC Taxable Properties is lower than PRC tax payment regarding direct transfer of PRC Taxable Properties. Public Notice 7 also brings uncertainties to the offshore transferor and transferee of the indirect transfer of PRC Taxable Properties as they have to make self-assessment on whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly. As a result, where non-resident investors were involved in our private equity financing or share transfer of our company between two or more offshore parties, if such transactions were determined by the tax authorities to lack reasonable commercial purpose, we and our non-resident investors may become at risk of being taxed under Circular 37 and Public Notice 7 and may be required to expend valuable resources to comply with Circular 37 and Public Notice 7 or to establish that we should not be taxed under Circular 37 and Public Notice 7, which may have an adverse effect on our financial condition and results of operations.

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

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. Effective on December 9, 2022, we consolidated every forty of the authorized (whether issued or unissued) shares of each class of par value of US$0.001 each in the capital of our company into one share of the same class of par value of US$0.04 each (the “Share Consolidation”). Upon the Share Consolidation, the ratio of our American Depositary Receipts representing ordinary shares of our company was amended from one ADS representing 10 ordinary shares to one ADS representing one ordinary share. During the year of 2022, the trading prices of our ADSs on the Nasdaq Capital Market ranged from $0.48 to $2.43 per ADS, and the last reported trading price on December 31, 2022 was $1.10 per ADS. The aforementioned trading prices have not been adjusted for the ADS ratio change. The price of our ADSs may fluctuate in response to a number of events and factors including, changes in the economic performance or market valuations of other advertising companies, conditions in the air travel media industry and the sales or perceived potential sales of additional ordinary shares or ADSs.

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

In addition, we received a notification letter from Nasdaq on October 20, 2022 indicating that the closing bid price per ADS had been below $1.00 for a period of 30 consecutive business days and that we did not meet the minimum bid price requirement set forth in Rule 5550(a)(2) of the Nasdaq Listing Rules. As determined by Nasdaq, we had until April 18, 2023, to regain compliance with the minimum bid price requirement. We received a notification letter from the Listing Qualifications Department of Nasdaq dated December 27, 2022 notifying us that we have regained compliance with the requirement.

However, there can be no assurance that we will be able to continue to maintain our compliance with the continued listing requirements of Nasdaq. If we fail to satisfy the requirements going forward or fail to regain compliance on a timely basis, our ADSs could be delisted from Nasdaq Capital Market and they would likely be traded on the over-the-counter markets. As a result, selling our ADSs could be more difficult because smaller quantities of shares would likely be bought and sold, and security analysts’ coverage of us may be reduced. In addition, in the event that our ADSs are delisted, broker-dealers would bear certain regulatory burdens which may discourage them from effecting transactions in our ADSs and further limit the liquidity. These factors could result in lower trading prices and larger spreads in the bid and ask prices for our ADSs. Such delisting from Nasdaq could also greatly impair our ability to raise additional funds through equity or debt financing.

We were named as a defendant or respondent in legal proceedings that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.

We have to defend against the legal proceedings described in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings,” including any appeals of such legal proceedings should our initial defense be unsuccessful. We are currently unable to estimate the possible loss or possible range of loss, if any, associated with the resolution of these legal proceedings. In the event that our initial defense of these legal proceedings is unsuccessful, there can be no assurance that we will prevail in any appeal. Any adverse outcome of these cases, including any plaintiff’s or claimant’s appeal of a judgment in these legal proceedings, could have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. The legal proceeding process may utilize a significant portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

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

Anti-takeover provisions in our second amended and restated memorandum and articles of association and rights agreement could adversely affect the rights of holders of our ordinary shares and ADSs.

We have included certain provisions in our second amended and restated memorandum and articles of association that could limit the ability of others to acquire control of our company and deprive our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions. The following provisions in our articles may have the effect of delaying or preventing a change of control of our company:

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

Certain principal shareholders hold a substantial percentage of the outstanding shares of our company. For example, as of March 31, 2023, our principal shareholder, Mr. Man Guo, along with his wife, Ms. Dan Shao, beneficially owned approximately 12.5% of our outstanding ordinary shares. Mr. Guo and other principal shareholders of our company could exert substantial influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

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

We believe we have been a passive foreign investment company for certain prior years, which could subject U.S. investors in the ADSs or ordinary shares to significant adverse U.S. federal income tax consequences.

In general, a non-U.S. corporation will be considered a PFIC for any taxable year if either (1) 75% or more of its gross income for such year consists of certain types of “passive” income or (2) 50% or more of the average quarterly value of its assets (as generally determined on the basis of fair market value or adjusted basis) during such year produce or are held for the production of passive income. Assuming we are treated as the owners of the VIEs, and based on the manner in which we operate our business, the composition and characterization of our assets (in particular the retention of a substantial amount of cash), we believe it is reasonable to take a position that we were not classified as a PFIC for our taxable year ended December 31, 2022. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you we will not be classified as a PFIC for the current taxable year or future taxable years. The value of the assets of our Parent for purposes of the PFIC determination will generally be determined by reference to the market price of the ADSs, which has and could continue fluctuate significantly. Accordingly, we may become classified as a PFIC for our current taxable year ending December 31, 2023 and future taxable years if the market price of our ADSs does not increase or continues to decline and/or we do not  invest a substantial amount of cash and other passive assets we hold in assets that produce or are held for the production of non-passive income. In addition, the application of the PFIC rules to our cryptocurrency mining operations and related assets is uncertain. If our cryptocurrency mining operations consist of or give rise to assets that are treated as passive or generate passive income for PFIC purposes, and our cryptocurrency mining operations increase relative to our other operations, we may be more likely to be classified as a PFIC in the current taxable year or future taxable years. The Internal Revenue Service (the “IRS”) may challenge our determination in this regard. Further, we believe we are likely treated as a “controlled foreign corporation” (see “—If a U.S. Holder is treated as owning at least 10% of our ordinary shares, such U.S. Holder may be subject to adverse U.S. federal income tax consequences.”) and the value of the assets owned by our subsidiaries and the VIEs will be determined by reference to the adjusted tax basis of such assets for U.S. federal income tax purposes. Because we do not currently track adjusted tax basis for U.S. federal income tax purposes, we may not be able to determine whether we are a PFIC in future taxable years. Because of these uncertainties, there can be no assurance that we were not classified as a PFIC for our taxable year ended December 31, 2022, or we will not be classified as a PFIC for the current taxable year or in  future taxable years.

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

If a U.S. Holder is treated as owning at least 10% of our ordinary shares, such U.S. Holder may be subject to adverse U.S. federal income tax consequences.

If a U.S. Holder (as defined below in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation.”) is treated as owning, directly, indirectly or constructively, at least 10% of the value or voting power of our ordinary shares (directly or in the form of ADSs representing our ordinary shares), such U.S. Holder may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our corporate group, if any. Generally, a non-U.S. corporation is considered as a controlled foreign corporation if more than 50% of its voting stock or 50% of its value of is owned (directly, indirectly or constructively) by United States shareholders. We believe we are likely classified as a controlled foreign corporation. Further if our corporate group includes one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries could be treated as controlled foreign corporations, regardless of whether we are treated as a controlled foreign corporation. A United States shareholder of a controlled foreign corporation may be required to annually report and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist our investors in determining whether any of our non-U.S. subsidiaries are treated as a controlled foreign corporation or whether such investor is treated as a United States shareholder with respect to any of such controlled foreign corporations. Further, we cannot provide any assurances that we will furnish to any United States shareholder information that may be necessary to comply with the reporting and tax paying obligations described in this risk factor. U.S. Holders should consult their tax advisors regarding the potential application of these rules to their investment in our ordinary shares or ADSs.

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

On November 7, 2007, we listed our ADSs on the Nasdaq Global Market under the symbol “AMCN.” We and certain of our then shareholders completed the initial public offering of 17,250,000 ADSs, representing 34,500,000 of our ordinary shares, on November 13, 2007. Our ADSs were subsequently transferred to the Nasdaq Global Select Market, and transferred to the Nasdaq Capital Market in November 2018. On April 11, 2019, we changed our ADS share ratio from one ADS representing two ordinary shares to one ADS representing 10 ordinary shares. Our trading symbol on the Nasdaq Capital Market has been changed from “AMCN” to “ANTE” effective on June 13, 2019. Effective on December 9, 2022, we consolidated every forty of the authorized (whether issued or unissued) shares of each class of par value of US$0.001 each in the capital of our company into one share of the same class of par value of US$0.04 each (the “Share Consolidation”). Upon the Share Consolidation, the ratio of our American Depositary Receipts representing ordinary shares of our company were amended from one ADS representing 10 ordinary shares to one ADS representing one ordinary share.

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

In addition, the agreement’s earnout provisions will continue to apply until all profit targets are achieved. In the event the adjusted net profit of AM Advertising after the provided restructuring in 2015, 2016 and 2017 is less than the profit target provided for in the agreement, we, as a shareholder of AM Advertising, will be obligated to compensate the buyers for the deficiency by nil-consideration equity interest transfers or other means of compensation. On March 28, 2018, August 23, 2018 and November, 2018, we entered into a memorandum of understanding (MoU) and its supplemental agreement respectively, with, among others, Beijing Longde Wenchuang Investment Fund Management Co., Ltd and Beijing Cultural Center Construction and Development Fund (Limited Partnership), under which, among other things, Linghang Shengshi, Mr. Man Guo and Mr. Qing Xu have agreed to pay or make available to AM Advertising on or prior to May 30, 2018 and further extended to September 30, 2018 and December 31, 2018 an aggregate of RMB304.5 million to hedge the following amounts (1) the RMB152.0 million profits attributable to Linghang Shengshi, Mr. Guo and Mr. Xu for the first nine months of 2015, based on a third-party pro forma audit report on the Target Business; (2) the loan of RMB88.0 million in principal balance and RMB7.8 million in interests; and (3) the payment of RMB56.7 million in cash after the sale of the 20.32% equity interests in AM Advertising, which consisted of 20.18% equity interests held by us and 0.14% equity interests held by Mr. Man Guo and Mr. Qing Xu on behalf of our company, and following the completion of the foregoing arrangements, our obligations with respect to the profit target for 2015, the earnout provision for the first nine months of 2015 and the loans between AM Advertising and Linghang Shengshi shall be deem completed. As the primary rights and obligations of the MoU have been fulfilled including the transfer all its media business in airports (excluding digital TV screens in airports and TV-attached digital frames) and all billboard and LED media business outside of airports (excluding gas station media network and digital TV screens on airplanes) to AM Advertising, and transfer of the trademark to AM advertising, and we did not received any notice of cancellation of the MoU from Beijing Longde Wenchuang Investment Fund Management Co., Ltd and Beijing Cultural Center Construction and Development Fund (Limited Partnership), we believe the MoU is legally valid. We will make payment according to the MoU once the application for tax refund of AM Advertising finishes as agreed in the MoU. Once the tax refund finishes, the net settlement amount may be reduced pursuant to the MoU.

In January 2021, we were informed that two of Linghang Shengshi’s bank accounts amounted to $1 in aggregate was frozen by the court as Culture Center applied to the court regardless of the arbitration process in the China International Economic and Trade Arbitration Commission, or the CIETAC, in connection with the sale by us of 75% equity interests in AM Advertising. We believed the application is non-excused as it conflicted with the arbitration proceeding already submitted by the Culture Center to the CIETAC and defended the actions by applying to the court to unfreeze Linghang Shengshi’s bank accounts. In March 2021, we discovered that the equity interest of AirNet Online held by Mr. Man Guo and Mr. Qing Xu was frozen by the court, which was applied to the court by AM Advertising to urge all parties to settle the Transfer, or the Case. In January 2022, the court ruled that Linghang Shengshi, Mr. Man Guo and Mr. Qing Xu should pay RMB 56.7 million and interest, or the Debts, to AM Advertising within 10 days of the effective date of the judgment. The court further ruled that Chuangyi Technology and AirNet is jointly and severally liable for the Debts to the AM Advertising. Linghang Shengshi, Mr. Man Guo, Mr. Qing Xu and Chuangyi Technology has entered an appeal to the court. The Case is currently in the second trial by the court.

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

We have established a new line of business in relation to cryptocurrency mining to mitigate the adversary impacts of COVID-19 on our in-flight connectivity business. On December 30, 2020, we entered into an investment agreement with Unistar. Pursuant to the agreement, we issued 23,876,308 ordinary shares, or approximately 19% of our then outstanding ordinary shares, to Unistar on December 31, 2020, in exchange for the delivery and transfer by Unistar to us of computer servers specifically designed for mining cryptocurrencies. On February 4, 2021, we entered into an investment agreement with Northern Shore. Pursuant to the agreement, we issued 28,412,806 ordinary shares, or approximately 19% of our then outstanding ordinary shares, to Northern Shore in exchange for the delivery and transfer by Northern Shore to us of computer servers specifically designed for mining cryptocurrencies. On April 6, 2022, we entered into an investment agreement with Unistar, pursuant to which we issued (1) 4,448,847 ordinary shares, par value US$0.04 per share, and (2) warrants to purchase an aggregate of 2,945,137 newly issued ordinary shares, par value US$0.04 per share, to Unistar and Northern Shore in exchange for the delivery and transfer of 5,000 ANTMINER S19 and 2,000 INNO A11 computer servers to further expand our cryptocurrency business.

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

Our Air Travel Media Network Business

Driven by innovation, we gradually reinvented ourselves and shaped our core competitiveness in providing in-flight solutions to connectivity, entertainment and digital multimedia in China. Collaborating with our partners, we provide Chinese airlines with seamless and immersive internet connections through a network of satellites and land-based beacons, furnish airline travelers with interactive entertainment and coverage of breaking news, and provide corporate clients with advertisements tailored to the changing perceptions of the travelers.

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

In addition to our active endeavors in in-flight connectivity, we maintain a wide range of in-flight entertainment and advertising contents. As of March 31, 2023, we have access to in-flight entertainment and advertising contents including exclusive in-flight copyrights to over 65% of movies previously shown in domestic theaters, more than 900 archived films, and thousands of hours of multimedia programs of entertainment nature covering a variety of topics such as sports, comedies, local attractions, reality shows, commentaries, documentaries. As of March 31, 2023, we were engaged to provide copyrighted entertainment contents to more than 12 airlines. Furthermore, we are engaged by hundreds of corporate clients to provide advertising contents across different in-flight entertainment systems. Built upon our experiences, we are capable of developing entertainment contents independently and producing advertising contents tailored to the needs of corporate clients.

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

Our Cryptocurrency Mining Business

Started off as a pilot project in January 2021, our cryptocurrency business operated 901 miners mining Ethereum with a hash rate capacity of 508.72Gh/s as of December 31, 2022. Given the establishment and rigid enforcement of a ban to mining cryptocurrency in China in the mid of May 2021, we terminated our cryptocurrency business in China and initiated a transition of our cryptocurrency business from China to the U.S. On January 27, 2022, we leased approximately four acres of land including approximately 22,603 square feet of office space in Houston, Texas. Our transition to the U.S. would further grow our cryptocurrency business by adding Bitcoin to our cryptocurrency business portfolios.

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

We have accomplished our expansion of hash rate by acquiring specialized computer servers (known as the “miners”) built to operate application-specific integrated circuit (ASIC) chips designed specifically to mine Bitcoin and Ethereum. We financed our expansion with a new issuance of our equity. On April 6, 2022, we entered into an investment agreement with Unistar, pursuant to which we issued (1) 4,448,847 ordinary shares, par value US$0.04 per share, and (2) warrants to purchase an aggregate of 2,945,137 newly issued ordinary shares, par value US$0.04 per share, to Unistar and Northern Shore in exchange for the delivery and transfer of 5,000 ANTMINER S19 and 2,000 INNO A11 computer servers to further expand our cryptocurrency business.

Advertisers, Sales and Marketing

Our Advertisers

Our advertisers purchase advertising time slots and locations on our advertising network either directly from us or through advertising agencies. Many advertisers negotiate the terms of the advertising purchase agreements directly with us, however we also rely on advertising agencies for a significant portion of our sales.

We have a broad base of international and domestic advertisers in various industries. In each of 2020, 2021 and 2022, advisors from one industry, which is automobiles, accounted for more than 10% of our total revenues from continuing operations. There were two of our customers each year accounted for more than 10% of our total revenues for 2020, 2021 and 2022.

Sales and Marketing

We rely on our experienced sales team to assist advertisers in structuring advertising campaigns by analyzing advertisers’ target audiences and the form and contents of the advertisement they may be interested in, as well as consumer products and services. We conduct market research, consumer surveys, demographic analysis and other advertising industry research for internal use to help our advertisers to create effective advertisements. We also engage third-party market research firms from time to time to obtain the relevant market study data, and at the same time hire such research firms to evaluate the effects of our advertising, so as to evaluate the effectiveness of our network for our advertisers and to illustrate to our advertisers our ability to reach targeted demographic groups effectively.

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

Pricing

The listing prices of our air travel media services depend on the passenger flow of each airline, the needs of each airline, the number of time slots and display locations purchased, the cost of the relevant media assets, our costs for the relevant concession rights, and competition. We review our listing prices periodically and make adjustments as necessary in light of market conditions.

Prices for advertisements on our network are fixed under our sales contracts with advertisers or advertising agencies, typically at a discount to our listing prices.

Programming

Our digital TV screens on network airplanes play programs ranging from 45 minutes to 120 minutes once per flight. We compile each cycle from advertisements of 5-, 15- or 30-seconds in length provided by advertisers to us and from non-advertising content generated by the VIEs in China or provided by third-party content providers. We generally create a programming list on a weekly or monthly basis for programs played on airplanes, respectively. We create this list by first fixing the schedule for advertising content according to the respective sales contracts with our advertisers to guarantee the agreed duration, time and frequency of advertisements for each advertiser, then adding the non-advertising content to achieve an optimal blend of advertising and non-advertising content.

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

Customer Service

Our customer service team is responsible for contacting third-party research firms to compile evaluation reports based on selective sampling of the status of advertising on our network and providing advertisers with monthly monitoring reports once the relevant advertising campaign is launched on our network. At the same time, we also provide our advertisers with monthly reports prepared by third parties who verify the proper functioning of our displays and the proper dissemination of the advertisement when required by our advertisers; such reports are done through online survey to analyze the effectiveness of and public reaction to the advertisements. In addition, our network airlines are also actively involved in the monitoring process.

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

Amid the intense competition for rewards of cryptocurrency, miners are pooled together into organized mining pools associated with different groups of miners. Mining pools help to limit the variance involved with competing to support the blockchains and to dispense rewards more evenly on a pro rata basis based on the total hashing capacity contributed to the mining pool.

Accompanying the proliferation of the demands for cryptocurrencies, the cryptocurrency mining sector has seen a significant growth of competition ranging from individual enthusiasts to professional mining operators with dedicated data centers. At present, the information concerning the activities of competing individuals and enterprises is not readily available as the vast majority of the participants in this sector do not publish information publicly or the information may be unreliable. Published sources of information include “bitcoin.org” and “blockchain.info”; however, the reliability of that information cannot be assured.

Intellectual Property

To protect our brand and other intellectual property, we rely on a combination of trademark and trade secret laws as well as confidentiality agreements with our employees, sales agents, contractors and others. As of March 31, 2023, we have registered 23 major trademarks and one patent in China, including “往返”, “忘返” and “众伴”. We cannot be certain that our efforts to protect our intellectual property rights will be adequate or that third parties will not infringe or misappropriate these rights.

Regulation

We operate our business in China under a legal regime consisting of the State Council, which is the highest authority of the executive branch of the National People’s Congress, and several ministries and agencies under its authority including the SAMR.

China’s Advertising Law was promulgated in 1994, and was later revised in 2015, 2018 and 2021. In addition, the State Council, SAIC (which has merged into the SAMR in March 2018) and other ministries and agencies have issued regulations that regulate our business, all of which are discussed below.

Limitations on Foreign Ownership in the Advertising Industry

Investment activities in the PRC by foreign investors are principally governed by the Catalogue of Industries for Encouraged Foreign Investment (2022 Edition) and the Special Administrative Measures for Access of Foreign Investment (Negative List) (2021 Edition). The Catalogue of Industries for Encouraged Foreign Investment (2022 Edition) and the Special Administrative Measures for Access of Foreign Investment (Negative List) (2021 Edition) classified the foreign-invested industries into two categories, namely (1) encouraged industries and (2) industries within the catalogue of special administrative measures. As updated and clarified by the Special Administrative Measures for Access of Foreign Investment (Negative List) (2021 Edition), industries within the catalogue of special administrative measures are further divided into two sub-categories: “restricted” industries and “prohibited” industries. Unless otherwise prescribed by the PRC laws, industries which are not set out in the Catalogue of Industries for Encouraged Foreign Investment (2022 Edition) and the Special Administrative Measures for Access of Foreign Investment (Negative List) (2021 Edition) are permitted foreign-invested industries. Applicable regulations and approval requirements vary based on the different categories. Investments in the PRC by foreign investors through wholly foreign-owned enterprises must be in compliance with the applicable regulations, and such foreign investors must obtain governmental approvals as required by these regulations.

According to the Catalogue of Industries for Encouraged Foreign Investment (2022 Edition) and the Special Administrative Measures for Access of Foreign Investment (Negative List) (2021 Edition), the television program production and operation falls into the category of prohibited foreign investment industry, but the advertising industry is not listed in the Catalogue of Industries for Encouraged Foreign Investment (2020 Edition) or the Special Administrative Measures for Access of Foreign Investment (Negative List) (2021 Edition). As such, the advertising industry does not fall into the category of restricted or prohibited foreign investment industry.

In 2020, 2021 and 2022 and up to the date of this annual report, our advertising business is mainly conducted through contractual arrangements with the VIEs in China, including AirNet Online, Linghang Shengshi and Iwangfan.

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

In the opinion of our PRC legal counsel, Commerce & Finance Law Offices, save as described in this annual report, the contractual arrangements between Chuangyi Technology and the VIEs do not violate existing PRC laws and regulations, and in each case governed by PRC law, are (1) valid and legally binding on each party thereto, and (2) enforceable in accordance with the terms thereof, subject as to enforceability to applicable bankruptcy, insolvency, moratorium, reorganization and similar laws affecting creditors’ rights generally, the discretion of relevant government agencies in exercising their authority in connection with the interpretation and implementation thereof and the application of relevant PRC laws and policies thereto, and to general equity principles.

We have been advised by our PRC legal counsel, however, that there are some uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities will not in the future take a view that is contrary to the opinion of our PRC legal counsel. We have been further advised by our PRC counsel that if the PRC government determines that the contractual arrangements do not comply with PRC government restrictions on foreign investment, we could be subject to certain penalties. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with PRC governmental restrictions on foreign investment, our business could be materially and adversely affected.”

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

On December 27, 2021, the NDRC and the MOFCOM, jointly issued the Special Administrative Measures (Negative List), effective from January 1, 2022. Pursuant to the Negative List, if a domestic company engaging in the prohibited business stipulated in the Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors. According to the public responses of relevant officials from the NDRC and the MOFCOM to the reporters’ questions regarding the Negative List, no reduction shareholding percentage of foreign investor is required with respect to those existing enterprises listed overseas, the percentage of foreign shareholding of which have exceeded the stipulated threshold before the promulgation of the Negative List.

Regulation of Advertising Services

Business License for Advertising Companies

The SAMR is the primary governmental authority regulating advertising activities in China. Regulations that apply to advertising business primarily include: (1) Advertisement Law of the People’s Republic of China, promulgated by the Standing Committee of the National People’s Congress on October 27, 1994 and amended on April 24, 2015, October 26, 2018 and April 29, 2021; and (2) Administrative Regulations for Advertising, promulgated by the State Council on October 26, 1987 and effective on December 1, 1987. Under applicable regulations governing advertising businesses in China, companies that engage in advertising activities must obtain from the SAMR or its local branches a business license which specifically includes within its scope the operation of an advertising business. Companies conducting advertising activities without such a license may be subject to penalties, including fines, confiscation of advertising income and orders to cease advertising operations. The business license of an advertising company is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of any relevant law or regulation. We do not expect to encounter any difficulties in maintaining our business licenses. Each of the VIEs which conducts such advertising business has obtained such a business license from the local branches of the SAMR as required by existing PRC regulations.

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

In addition, according to a relevant the State Administration of Radio Film Television, or the SARFT, circular, displaying audio-video programs such as television news, films and television shows, sports, technology and entertainment through public audio-video systems located in automobiles, buildings, airports, bus or train stations, shops, banks and hospitals and other outdoor public systems must be approved by the SARFT. The relevant authority in China has not promulgated any implementation rules on the procedure of applying for the requisite approval pursuant to the SARFT circular.

PRC Policies and Regulations relating to the Cryptocurrency Industry

According to the Circular of the People’s Bank of China, Ministry of Industry and Information Technology, China Banking Regulatory Commission, CSRC, and China Insurance Regulatory Commission on the Prevention of Risks from Bitcoin jointly promulgated by People’s Bank of China, Ministry of Industry and Information Technology, or the CSRC, and China Insurance Regulatory Commission on December 3, 2013, or the Circular, Bitcoin shall be a kind of virtual commodity in nature, which shall not be in the same legal status with currencies and shall not be circulated as currencies and used in markets as currencies. The Circular also provides that financial institutions and payment institutions shall not engage in business in connection with Bitcoin.

According to Announcement of the People’s Bank of China, the Cyberspace Administration of China, the Ministry of Industry and Information Technology, the State Administration for Industry and Commerce, the China Banking Regulatory Commission, the China Securities Regulatory Commission and the China Insurance Regulatory Commission on Preventing Initial Coin Offerings (ICO) Risks promulgated by seven PRC governmental authorities including the People’s Bank of China on September 4, 2017, or the Announcement, activities of offering and financing of tokens, including initial coin offerings, have been forbidden in the PRC since they may be suspected to be considered as illegal offering of securities or illegal fundraising. All so-called token trading platform should not (1) engage in the exchange between any statutory currency with tokens and “virtual currencies,” (2) trade or trade the tokens or “virtual currencies” as central counterparties, or (3) provide pricing, information agency or other services for tokens or “virtual currencies.” The Announcement further provides that financial institutions and payment institutions shall not engage in business in connection with transactions of offering and financing of tokens.

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

Regulations on Foreign Exchange

The principal regulation governing foreign currency exchange in China is the Foreign Exchange Administration Rules, which became effective in 1996, and was further amended in 2008. Under these Rules, RMB is freely convertible for current account items, such as trade and service-related foreign exchange transactions, but not for capital account items, such as direct investment, loan or investment in securities outside China unless the prior approval of, and/or registration with, SAFE or its local counterparts (as the case may be) is obtained.

On March 30, 2015, SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-invested Enterprises, or SAFE Circular 19, which became effective on June 1, 2015, and was further amended in 2019 and 2023. On June 9, 2016, the SAFE promulgated the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, which revised some provisions of SAFE Circular 19. SAFE Circular 19 and SAFE Circular 16 allows foreign-invested enterprises to settle 100% of their foreign exchange capitals on a discretionary basis and allows ordinary foreign-invested enterprises to make domestic equity investments by capital transfer in the original currencies, or with the amount obtained from foreign exchange settlement, subject to complying with certain requirements. According to SAFE Circular 19 and SAFE Circular 16, the RMB funds obtained by foreign-invested enterprises from the discretionary settlement of foreign exchange capitals shall be managed under the accounts pending for foreign exchange settlement payment, and foreign-invested enterprise shall not use its capital and the RMB funds obtained from foreign exchange settlement for the purposes within the following negative list: for expenditure beyond its business scope or expenditure prohibited by laws and regulations, for investments in securities or other investments than banks’ principal-secured products, for the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license, or for construction or expenses related to the purchase of real estate not for self-use, unless it is a foreign-invested real estate enterprise. Moreover, on January 26, 2017, SAFE promulgated Circular of the State Administration of Foreign Exchange on Further Advancing the Reform of Foreign Exchange Administration and Improving Examination of Authenticity and Compliance, or Circular 3. The Circular 3 states several control measures with respect to the outbound remittance of any profit from domestic entities to offshore entities, including (1) under the principle of genuine transaction, banks should review board resolutions, the original version of tax filing records and audited financial statements before wiring the foreign exchange profit distribution of a foreign-invested enterprise exceeding $50,000; and (2) domestic entities should hold income to make up previous years’ losses before remitting the profits to offshore entities. Meanwhile, verification on the genuineness and compliance of foreign direct investments in domestic entities has also been tightened in accordance with Circular 3.

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

Under the EIT Law and related regulations, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a PRC resident enterprise and is subject to the EIT at the rate of 25% on its worldwide income. The related regulations define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” The SAT issued the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or SAT Circular 82, on April 22, 2009, which was amended in 2013 and 2017 respectively. SAT Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled overseas-incorporated enterprise is located in China. In addition, the SAT issued a bulletin on July 27, 2011, which was amended in June 2015, June 2016 and June 2018, to provide more guidance on the implementation of SAT Circular 82 with an effective date to be September 1, 2011. The bulletin provided clarification in the areas of resident status determination, post-determination administration, as well as competent tax authorities. It also specifies that when provided with a copy of a Chinese tax resident determination certificate from a resident Chinese controlled offshore incorporated enterprise, the payer should not withhold 10% income tax when paying the Chinese-sourced dividends, interest, royalties, etc. to the Chinese controlled offshore incorporated enterprise. Although both SAT Circular 82 and the bulletin only apply to offshore enterprises controlled by PRC enterprises, not to those that, like our company, are controlled by PRC individuals, the determination criteria set forth in SAT Circular 82 and administration clarification made in the bulletin may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax residency status of offshore enterprises and the administration measures that should be implemented, regardless of whether they are controlled by PRC enterprises or PRC individuals.

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

SAFE Regulations on Offshore Investment by PRC Residents and Employee Stock Options

In October 2005, the SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Circular 75, which became effective as of November 1, 2005. SAFE Circular 75 suspends the implementation of two prior regulations promulgated in January and April of 2005 by the SAFE. On July 4, 2014, SAFE issued the SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Outbound Investment and Financing and Inbound Investment via Special Purpose Vehicles, or SAFE Circular 37, which has superseded SAFE Circular 75. Under SAFE Circular 75, SAFE Circular 37 and other relevant foreign exchange regulations, PRC residents who make, or have previously made, prior to the implementation of these foreign exchange regulations, direct or indirect investments in offshore companies will be required to register those investments. In addition, any PRC resident who is a direct or indirect shareholder of an offshore company is also required to file or update the registration with the local branch of SAFE, with respect to that offshore company for any material change involving its round-trip investment, capital variation, such as an increase or decrease in capital, transfer or swap of shares, merger, division, long-term equity or debt investment or the creation of any security interest. If any PRC shareholder fails to make the required registration or update the previously filed registration, the PRC subsidiary of that offshore parent company may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to their offshore parent company, and the offshore parent company may also be prohibited from injecting additional capital into its PRC subsidiary. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

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

On August 20, 2021, the Standing Committee of the PRC National People’s Congress promulgated the Personal Information Protection Law, effective on November 1, 2021, which further detailed the general rules and principles on personal data processing and further increase the potential liability of personal data processor.The Personal Information Protection Law integrates the scattered rules with respect to personal information rights and privacy protection. The Personal Information Protection Law provides the circumstances under which a personal information processor could process personal information, including but not limited to, where the consent of the individual concerned is obtained and where it is necessary for the conclusion or performance of a contract to which the individual is a contractual party. It also stipulates certain specific rules with respect to the obligations of a personal information processor, such as to inform the purpose and method of processing to the individuals, and the obligation of the third party who has access to the personal information by way of co-processing or delegation etc. Processors processing personal information exceeding the threshold to be set by the relevant authorities and critical information infrastructure operators are required to store, within the territory of the PRC, the personal information collected and produced within the PRC. Specifically, personal information processors using personal information for automated decision-making shall ensure the transparency of decision-making and the fairness and impartiality of the results and shall not impose unreasonable differential treatment on individuals in terms of pricing and other transaction conditions. The relevant governmental authorities shall organize assessment on mobile apps’ personal information protection and publicize the outcome. The mobile apps that are identified as not in compliance with personal information protection requirements under such law may be required to suspend or terminate the services and the operators may also be subject to penalties including confiscation of illegal revenues and fines. Furthermore, the Personal Information Protection Law also provides for the rights of natural persons whose personal information is processed and takes special care of the personal information of minors under 14 and sensitive personal information. We may be required to make adjustments to our business practices to comply with the personal information protection laws and regulations. In addition, critical information infrastructure operators, or personal information processors whose processing of personal information reaches the threshold amount prescribed by the national cyberspace authority, shall store within the territory of the People’s Republic of China the personal information collected or generated by them within the territory of the People’s Republic of China. Where it is necessary to provide such information to an overseas recipient, a security assessment organized by the national cyberspace authority shall be passed; if a security assessment is not required as provided by law, administrative regulations or the national cyberspace authority, such provision shall prevail. A personal information processor entrusting the processing of personal information to another party shall agree with the entrusted party on the purpose, period, and method of the contracted processing, the type of personal information to be processed, any protection measure to be taken, and the rights and obligations of both parties, etc., and supervise the activities of processing of personal information carried out by the contracted party. As of the date of this annual report, we have not been informed that we are a “critical information infrastructure operator” by any government authority. However, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator under PRC laws and regulations. If we are deemed a “critical information infrastructure operator” under PRC laws and regulations, we may be subject to obligations in addition to those with which we are currently obligated to comply.

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

On November 14, 2021, the Cyberspace Administration of China, or the CAC, issued the Administrative Regulations of Cyber Data Security (Draft for Comments), or the Draft Cyber Data Security Regulations, which provide that data processors conducting the following activities shall apply for cybersecurity review: (1) merger, reorganization or separation of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (2) listing abroad of data processors processing over one million users’ personal information; (3) listing in Hong Kong which affects or may affect national security; (4) other data processing activities that affect or may affect national security. However, there have been no clarifications from the relevant authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security” under the Draft Cyber Data Security Regulations.

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

Regulations on Overseas Listings

On December 24, 2021, the CSRC published the Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Draft Administrative Provisions”) and the Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (the “Draft Filing Measures”). The Draft Administrative Provisions and the Draft Filing Measures lay out requirements for filing and include unified regulation management, strengthening regulatory coordination, and cross-border regulatory cooperation. On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), which have become effective on March 31, 2023. On the same date, the CSRC circulated Supporting Guidance Rules No. 1 through No. 5, Notes on the Trial Measures, Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and relevant CSRC Answers to Reporter Questions, or collectively, the Guidance Rules and Notice, on CSRC’s official website. The Trial Measures, together with the Guidance Rules and Notice reiterate the basic principles of the Draft Administrative Provisions and the Draft Filing Measures and impose substantially the same requirements for the overseas securities offering and listing both directly and indirectly by domestic enterprises, and clarified and emphasized several aspects, which include but are not limited to: (1) criteria to determine whether an applicant will be required to go through the filing procedures under the Trial Measures; (2) exemptions from immediate filing requirements for applicants including those that have already been listed in foreign securities markets, including U.S. markets, prior to the effective date of the Trial Measures, but these applicants shall still be subject to filing procedures if they conduct refinancing or are involved in other circumstances that require filing with the CSRC; (3) a negative list of types of applicants banned from listing or offering overseas, such as applicants whose affiliates have been recently convicted of bribery and corruption; (4) applicants’ compliance with web security, data security, and other national security laws and regulations; (5) applicants’ filing and reporting obligations, such as obligation to file with the CSRC after it submits an application for initial public offering to overseas regulators, and obligation after offering or listing overseas to file with the CSRC after it completes subsequent offerings and to report to the CSRC material events including change of control or voluntary or forced delisting of the applicant; and (6) the CSRC’s authority to fine both applicants and their relevant shareholders for failure to comply with the Trial Measures, including failure to comply with filing obligations or committing fraud and misrepresentation. Specifically, pursuant to the Trial Measures, our subsequent securities offerings in the same overseas market where we have previously offered and listed shall be filed with the CSRC within three working days after the offering is completed, if at all. As the Trial Measures are newly issued, there remain uncertainties regarding its interpretation and implementation. Therefore, we cannot assure you that we will be able to complete the filings for our future offering and fully comply with the relevant new rules on a timely basis, if at all.

Seasonality

Our operating results and operating cash flows historically have been subject to seasonal variations. This pattern may change, however, as a result of new market opportunities or new product introductions.

C. Organizational Structure

The following diagram illustrates our principal subsidiaries, VIEs and VIEs’ subsidiaries as of March 31, 2023:

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
75%
100%
Shandong AirMedia Cheweishi Network Technology Co., Ltd.
Beijing Wangfan Jiaming Pictures Co., Ltd
Wenzhou Yuehang Advertising Co., Ltd.
Beijing Dongding Gongyi Advertising Co., Ltd.
Meizheng Network Information Technology Co., Ltd.

(1)	AirNet Online is owned as to 80.0%, 15.0% and 5.0% by Man Guo, Qing Xu and Tao Hong, respectively.
(2)	In December 2016, AirNet Online and an individual concurrently entered into an equity transfer agreement and an entrusted equity holding agreement, pursuant to which AirNet Online transferred 100% equity interests in Beijing Yuehang to such individual and entrusted such individual to act as the nominee shareholder of the foregoing equity interests.

In December 2017, such individual entered into an equity transfer agreement with a third-party company, pursuant to which such individual transferred 15% equity interests in Beijing Yuehang to the third-party company, and AirNet Online entered into another entrusted equity holding agreement with such third-party company, pursuant to which AirNet Online entrusted such third-party company to act as the nominee shareholder of the foregoing equity interests. This entrusted equity holding agreement would terminate upon the earlier of either (1) three years from the date of the entrusted equity holding agreement or (2) the transfer of all entrusted equity by AirNet Online to AirNet Online itself or a third party designated by AirNet Online.

In September 2019, the said individual also entered into an equity transfer agreement with another individual, pursuant to which the said individual transferred 85% equity interests in Beijing Yuehang to the other individual, and AirNet Online signed another entrusted equity holding agreement with the other individual, pursuant to which AirNet Online entrusted the other individual to act as the nominee shareholder of the foregoing equity interest. This entrusted equity holding agreement would terminate upon the earlier of either (1) one years from the date of the entrusted equity holding agreement or (2) the transfer of all entrusted equity by AirNet Online to AirNet Online itself or a third party designated by AirNet Online.

In September 2020, Beijing Yuehang entered into a capital increase agreement with another third-party company, pursuant to which the other third-party company subscribe 1.6103% equity interests in Beijing Yuehang.

In August 2021, the said individual again entered into an equity transfer agreement with an individual, pursuant to which the said individual transferred 5.0002% equity interests in Beijing Yuehang to such individual, and AirNet Online as well entered into another entrusted equity holding agreement with such individual, pursuant to which AirNet Online entrusted such individual to act as the nominee shareholder of the foregoing equity interest. This entrusted equity holding agreement would terminate upon the earlier of either (1) two years from the date of the entrusted equity holding agreement or (2) the transfer of all entrusted equity by AirNet Online to AirNet Online itself or a third party designated by AirNet Online.

Therefore, AirNet Online as the actual major investor in Beijing Yuehang holds actual controlling shareholder rights and receive benefits from the investment in Beijing Yuehang.

(3)	Iwangfan is owned as to 90.0% and 10.0% by Man Guo and Lin Wang, respectively. Tao Hong divested all his equity interests in Iwangfan in December 2021. AirNet Online entered into an entrusted equity holding agreement with Lin Wang, pursuant to which AirNet Online entrusted Lin Wang to act as the nominee shareholder of the foregoing equity interests. This entrusted equity holding agreement would terminate upon the earlier of either (1) two years from the date of the entrusted equity holding agreement or (2) the transfer of all entrusted equity by AirNet Online to AirNet Online itself or a third party designated by AirNet Online.
(4)	Linghang Shengshi is owned as to 86.9193%, 12.9954% and 0.0852% by Man Guo, Qing Xu and Xiao Ya Zhang, respectively.

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

D. Property, Plants and Equipment

As of December 31, 2022, our headquarters were located in Beijing, China. As of the same date, our branch offices leased approximately 358 square meters of office space in two other locations in China.

In addition, we owned approximately 2,109 square meters of office space in China as of December 31, 2022. In September 2014 and April 2015, we entered into the agreements to purchase an office space of approximately 2,109 square meters in Beijing for a total consideration of RMB65 million.

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

Number of Our Advertising Time Slots and Locations Available for Sale

The number of time slots available for our digital TV screens on airplanes during a period is calculated by multiplying the time slots per month for a given airline by the number of months during that period when we had operations on such airline and then calculating the sum of all the time slots for each of our network airlines.

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

A significant percentage of the programs played on our digital TV screens on airplanes included non-advertising content such as TV programs or public service announcements. We also generated revenues from non-advertising content obtained from third party content providers by providing to airlines. We believe that the combination of non-advertising content with advertising content makes people more receptive to our programs, which in turn makes the advertising content more effective for our advertisers. We believe such approach allows us to charge a higher price for each advertising time slot. We closely track the program blend and advertiser demand to optimize our ability to generate revenues for each program cycle.

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

Recent Developments

We plan to restructure our business in 2023 by selling our air travel media network business to Mr. Man Guo, our chairman and interim chief financial officer, and will then primarily focus on cryptocurrency mining business. Such restructuring plan has not been considered or approved by our board of directors as of the date of this annual report.

Revenues

We mainly generate revenues from (1) the sale of advertising time slots and locations on our advertising network and (2) our cryptocurrency mining business.

	Fiscal Years Ended December 31,
	2020		2021		2022
		% of		% of		% of
		Total		Total		Total
	Amount	Revenues	Amount	Revenues	Amount	Revenues

	(in thousands of U.S. dollars, except percentages)
Air travel media network	$23,474	99.7%	$9,191	77.9%	2,768	93.2%
Cryptocurrency mining	—	—	2,604	22.1	—	—%
Other media	72	0.3%	1	0.0%	201	6.8%
Total revenues	23,546	100.0%	11,796	100.0%	2,969	100.0%
Business tax and other sales tax	(112)	(0.5)%	(119)	(1.0)%	(101)	(3.4)%
Net revenues	$23,434	99.5%	$11,677	99.0%	2,868	96.6%

Revenues

Our air travel media network revenues from operations in 2020, 2021 and 2022 mainly consisted of revenues from advertising and programming on digital TV screens on airplanes and other revenues in air travel.

Revenues from our air travel media network accounted for 99.7%, 77.9% and 93.2% of our total revenues for the years ended December 31, 2020, 2021 and 2022, respectively. As of December 31, 2020, 2021 and 2022, our network consisted of six, five and five airlines, respectively.

We started our cryptocurrency mining operations in 2021. Revenue from cryptocurrency mining accounted for 22.1% for 2021. In 2022, there was no revenue generated from cryptocurrency mining, as we were in the process of transferring the cryptocurrency mining business to U.S. in the same year.

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

Pursuant to the Circular on Adjustment of Governmental Funds by the Ministry of Finance of China on April 22, 2019, which became effective on July 1, 2019, the construction fee for cultural undertakings attributed to the central government has reduced by 50%, and the construction fee for cultural undertakings attributed to regional government has reduced by a percentage within the limits of 50%.

Cost of Revenues

In 2020, 2021 and 2022, our cost of revenues consisted primarily of concession fees, cryptocurrency mining cost, and agency fees and advertisement publishing fees. Other costs include equipment depreciation costs, operating costs and non-advertising content costs. The following table sets forth the major components of our cost of revenues, both in amounts and as percentages of net revenues for the periods indicated.

	Fiscal Years Ended December 31,
	2020		2021		2022
	Amount	%	Amount	%	Amount	%

	(in thousands of U.S. Dollars, except percentages)
Net revenues	$23,434	100.0%	$11,677	100.0%	$2,868	100.0%
Cost of revenues
Concession fees	(10,752)	(45.9)%	(7,297)	(62.5)%	(804)	(28.0)%
Cryptocurrency mining cost	—	—	(2,879)	(24.7)	(2,677)	93.3%
Agency fees and advertisement publishing fees	(5,225)	(22.3)%	(1,815)	(15.5)%	(179)	(6.2)%
Non-deductible input VAT that generated in prior years	(1,318)	(5.6)%	(521)	(4.5)%	(27)	(0.9)%
Others	(2,293)	(9.8)%	(2,263)	(19.4)%	(1,536)	(53.6)%
Total cost of revenues	$(19,588)	(83.6)%	$(14,775)	(126.5)%	$(5,223)	(182.1)%

Concession Fees

We incur concession fees to airlines for placing our programs on their digital TV screens. This type of fee constitutes a significant portion of our cost of revenues. Most of the concession fees paid to airlines were fixed under the relevant concession rights contracts with escalation clauses, pursuant to which the required fixed fee increases over each year during the relevant contract period, and payments for such fee are generally due three or six months in advance. We recognized concession fees of $10.8 million, $7.3 million and $0.8 million in 2020, 2021 and 2022, respectively.

Cryptocurrency Mining Cost

The cryptocurrency mining cost mainly represents the depreciation cost of the computer servers specifically designed for mining cryptocurrencies.

Agency Fees and Advertisement Publishing Fees

We engaged third-party advertising agencies to help source advertisers from time to time or to help advertise publishing. These agencies assisted us in identifying and introducing potential advertisers to us or help us to publish advertisement. We paid fees to such agencies if they generated advertising revenues or published advertisement for us. Fees that we paid to these third-party agencies were calculated based on a pre-set percentage of revenues generated from the advertisers by the third-party agencies and were paid when payments were received from the advertisers. We recorded these agency fees and advertisement publishing fees as cost of revenues ratably over the period in which the related advertisements were displayed.

Non-deductible input VAT that generated in prior years

We recognized the certified and estimated input VAT as asset. We written off the estimated input VAT and recognized a cost of non-deductible input VAT that was generated in prior years of $1.3 million, $0.5 million and $0.03 million for 2020, 2021 and 2022, respectively. In 2018, we ceased operation in gas station media network and on long-haul bus Wi-Fi, and planned to dispose the assets related to these businesses. The input VAT was expected to be used to deduct the output VAT of assets disposal. However, in 2019, only a small part of the related assets has been discarded instead of disposal, and for the remaining, we estimated that these assets would not be disposed in the future, and no such output VAT would be generated. Apart from that, the entities with relevant business were not expected to generate enough revenue of which the output VAT could cover the balance of input VAT. As a result, we wrote off $11.0 million of the input VAT that was estimated to be used from the sale of assets or generation of revenue in 2019 in the year ended December 31, 2019. From 2020 to 2022, the economy was adversely affected by COVID-19 and we determined that the possibility of receiving invoices to offset the remaining estimated input VAT was remote. Therefore, we wrote off the remaining balance of $0.5 million and $0.03 million as cost in the year ended December 31, 2021 and 2022, respectively.

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

Operating Expenses

In 2020, 2021 and 2022, our operating expenses consisted of general and administrative expenses, selling and marketing expenses and research and development expenses. The following table sets forth the three components of our operating expenses, and as a percentage of net revenues for the periods indicated.

	Fiscal Years Ended December 31,
	2020		2021		2022
	Amount	%	Amount	%	Amount	%

	(in thousands of U.S. Dollars, except percentages)
Net revenues	$23,434	100.0%	$11,677	100.0%	$2,868	100.0%
Operating expenses
General and administrative expenses	(9,807)	(41.8)%	(8,533)	(73.1)%	(5,752)	(200.6)%
Selling and marketing expenses	(2,533)	(10.8)%	(1,978)	(16.9)%	(1,411)	(49.2)%
Research and development expenses	(724)	(3.1)%	(365)	(3.1)%	(35)	(1.2)%
Impairment loss	—	—	—	—	(4,526)	(157.8)%
Total operating expenses	$(13,064)	(55.7)%	$(10,876)	(93.1)%	(11,724)	(408.8)%

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

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, from the year of assessment 2018/2019 onwards, the subsidiaries in Hong Kong are subject to profits tax at the rate of 8.25% on assessable profits up to HK$2.0 million; and 16.5% on any part of assessable profits over HK$2.0 million. Under the Hong Kong tax laws, we are exempted from the Hong Kong income tax on our foreign-derived income. In addition, payments of dividends from our Hong Kong subsidiary to us are not subject to any Hong Kong withholding tax. No provision for Hong Kong profits tax was made as we had no estimated assessable profit that was subject to Hong Kong profits tax during 2018, while a small profit was accrued during 2021 and 2022.

Singapore

In Singapore, startups (where any of the first 3 years falls in or after 2020) are allowed to claim a 75% tax exemption on the first S$100,000 of qualifying expenses for the first three years falls in 2020 onwards, 50% tax exemption on the next S$100,000 of normal chargeable income for which they are to be taxed. Any further income earned is taxed at the usual corporate tax rate of 17%. No provision for Singapore corporate tax was made as we had no estimated assessable profit that was subject to Singapore corporate tax in 2021 and 2022.

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

	Years Ended December 31,
	2020	2021	2022

	(in thousands of U.S. Dollars, except
	share, per share and per ADS data)
Consolidated Statements of Operations Data:
Revenues:
Air Travel Media Network	23,474	9,191	2,768
Cryptocurrency Mining Cost	—	2,604	—
Other Media	72	1	201
Total revenues	23,546	11,796	2,969
Business tax and other sales tax	(112)	(119)	(101)
Net revenues	23,434	11,677	2,868
Cost of revenues	(19,588)	(14,775)	(5,223)
Gross income (loss)	3,846	(3,098)	(2,355)
Operating expenses:
Selling and marketing	(2,533)	(1,978)	(1,411)
General and administrative	(9,807)	(8,533)	(5,752)
Research and development	(724)	(365)	(35)
Impairment of fixed assets	—	—	(4,526)
Total operating expenses	(13,064)	(10,876)	(11,724)
Loss from operations	(9,218)	(13,974)	(14,079)
Interest expense, net	(742)	(1,120)	(911)
Loss from and impairment on long-term investments	(2,947)	(2,990)	(2,670)
Other income, net	9,120	581	5,366
Loss from operations before income taxes	(3,787)	(17,503)	(12,294)
Less: income tax (benefits) expenses	(10,235)	284	17
Net income (loss)	6,448	(17,787)	(12,311)
Less: Net loss attributable to noncontrolling interests	(1,079)	(452)	1,024
Net income (loss) attributable to AirNet Technology Inc.’s shareholders	$7,527	$(17,335)	$(13,335)

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Net Revenues. Our net revenues decreased by 75.4% from $11.7 million in 2021 to $2.9 million in 2022. The decrease was primarily due to the business slowdown of our air travel media network and cryptocurrency mining.

Revenues from air travel media network: Revenues from air travel media network decreased by 69.9% from $9.2 million in 2021 to $2.8 million in 2022. Among our revenues from air travel media network, revenues from digital TV screens on airplanes were $7.5 million and $1.8 million in 2021 and 2022, respectively. The decrease in revenues from digital TV screens on airplanes was mainly resulted from the business slowdown caused by the negative impact of COVID-19 pandemic.

Revenues from cryptocurrency mining: There was no revenue generated cryptocurrency mining in 2022, as we were in the process of transferring the cryptocurrency mining business to U.S. in the same year.

Cost of Revenues. Our cost of revenues decreased by 64.6% from $14.8 million in 2021 to $6.8 million in 2022. Our cost of revenues as a percentage of our net revenues increased from 126.5% in 2021 to 182.1% in 2022. Such increase was mainly due to the severe decrease of our revenue, which could not offset the necessary cost for inputs.

Concession fees decreased by 89.0% from $7.3 million in 2021 to $0.8 million in 2022, and concession fees as a percentage of net revenues decreased from 62.5% in 2021 to 28.0% in 2022, primarily due to the business slowdown of air travel media network caused by the negative impact of COVID-19 pandemic.

Agency fees and advertisement publishing fees decreased by 90.1% from $1.8 million in 2021 to $0.2 million in 2022, primarily due to the expenditures cut down for operation that corresponds to the decrease of our revenue.

Cryptocurrency mining costs decreased by 7.0% from $2.9 million in 2021 to $2.7 million in 2022, remained relatively stable.

Operating Expenses. Our operating expenses increased by 7.8% from $10.9 million in 2021 to $11.3 million in 2022.

●	Selling and Marketing Expenses. Our selling and marketing expenses decreased by 28.7% from $2.0 million in 2021 to $1.4 million in 2022. The decrease in our selling and marketing expenses in 2022 was primarily due to the decrease of staff expenses of $0.3 million and advertising expenses of $0.3 million.
●	General and Administrative Expenses. Our general and administrative expenses decreased by 32.6% from $8.5 million in 2021 to $5.8 million in 2022. The decrease in our general and administrative expenses in 2022 was primarily due to a decrease of staff expenses of $1.3 million, a decrease of office expenses of 0.6 million and a decrease of management fee for cryptocurrency mining of $0.4 million.
●	Research and Development Expenses. Our research and development expenses decreased by 90.4% from $0.4 million in 2021 to $0.04 million in 2022. The decrease in our research and development expenses in 2022 was primarily due to less investment in research activities.
●	Impairment of fixed assets. Our impairment of fixed assets and crptocurrencies increased from $nil in 2021 to $4.5 million in 2022. The increase was mainly due to the provision of the impairment for the cryptocurrency mining computer servers in 2022.

Loss from Operations. We recorded a loss from operations of $14.1 million in 2022, as compared to a loss from operations of $14.0 million in 2021, as a cumulative result of the above factors.

Other income, net. Other income, net increased from an expense of $3.5 million in 2021 to an income of $1.8 million in 2022, primarily because a collection of legal compensation.

Income tax expenses (benefits). We incurred income tax expense of $0.02 million for 2022.

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

We recorded share-based compensation of $0.2 million, $0.2 million and $0.06 million for 2020, 2021 and 2022, respectively.

Inflation

Historically inflation has not had a significant effect on our business. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2020, 2021 and 2022 was increase of 2.5%, 0.9% and 1.8%, respectively.

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

We incurred losses from operations of $9.2 million, $14.0 million and $13.6 million for the years ended December 31, 2020, 2021 and 2022, respectively. As of December 31, 2022, we had an accumulated deficit of $314.8 million and a working capital deficiency of $29.3 million. These conditions raise substantial doubt about our ability to continue as a going concern.

We intend to meet the cash requirements for the next 12 months from the date of this annual report through business restructuring plan. We plan to restructure our business by selling air travel media network business to our chairman and interim chief financial officer, Mr. Man Guo, and then focus on cryptocurrency mining. As a result, our management prepared the consolidated financial statements assuming our company will continue as a going concern. As described above, we have a significant working capital deficiency, have incurred significant losses and have generated negative cash flows from operations. We need to raise additional funds to meet our obligations and sustain our operations. These conditions raise substantial doubt about our ability to continue as a going concern. Management’s plans in regard to these matters are also described above. However, there is no assurance that the measures above can be achieved as planned. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Cash Flow

The following table sets forth our cash flows with respect to operating activities, investing activities and financing activities for the years ended December 31, 2020, 2021 and 2022:

	Years Ended December 31,
	2020	2021	2022

	(in thousands of U.S. Dollars)
Net cash (used in) provided by operating activities	(5,555)	(4,975)	752
Net cash provided by investing activities	352	—	—
Net cash provided by (used in) financing activities	19,164	(9,433)	1,212
Effect of exchange rate changes	690	367	(833)
Net increase (decrease)in cash, cash equivalents and restricted cash	14,651	(14,041)	1,131
Cash and cash equivalents and restricted cash at the beginning of the year	959	15,610	1,569
Cash and cash equivalents at the end of the year	15,610	1,569	2,700

Operating Activities

Net cash provided by operating activities was $0.8 million for the year ended December 31, 2022. Net cash used in operating activities was primarily attributable to (1) a net loss of 12.3 million adjusted by non-cash adjustments mainly including impairment of equipment of $4.5 million, depreciation and amortization of $2.8 million and loss on long-term investment of $2.7 million; (2) an increase of deferred revenue of $4.3 million; (3) a decrease of accounts receivable of $0.7 million, which was offset by (i) a decrease in accounts payable of $2.6 million and (ii) a decrease of current asset of $0.6 million.

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

Investing Activities

Net cash provided by investing activities was nil for the year ended December 31, 2022.

Net cash provided by investing activities was nil for the year ended December 31, 2021.

Net cash provided by investing activities was $0.4 million for the year ended December 31, 2020 due to proceeds from the disposal of subsidiaries of $0.4 million.

Financing Activities

Net cash provided by financing activities amounted to $1.2 million for the year ended December 31, 2022, mainly consisting of (1) cash received from short-term bank loans of $10.8 million; (2) cash received of short-term loans from third parties of $2.4 million; (3) cash received from short-term loans from related parties of $1.1 million and was offset by (i) cash repaid for short-term bank loans of $11.9 million; (ii) loans provided to related parties of $0.6 million and (iii) cash repaid of short-term loan to a third party of $0.5 million.

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

Our capital expenditures were $0.1 million, nil and nil in 2020, 2021 and 2022, respectively. In 2021, instead of cash payment, we issued shares for purchase of computer servers for our cryptocurrency business.

Contractual Obligations

We have entered into operating lease agreements primarily for our offices in China. These leases expire through 2023 and are renewable upon negotiation. In addition, the contract terms of our concession rights contracts are usually three to five years. Most of these concession rights expired through 2022 and are renewable upon negotiation. The following table sets forth our contractual obligations and commercial commitments as of December 31, 2022:

	Payments Due by Period
		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years

	(in thousands of U.S. Dollars)
Operating lease agreements	$27	$27	$—	$—	$—
Total	$27	$27	$—	$—	$—

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

Financial Information Related to the VIEs

The following tables present the consolidating schedule of financial information relating to AirNet Technology Inc., or the Parent, consolidated affiliated entities and non-VIE consolidated entities as of and for the years ended December 31, 2020, 2021 and 2022.

Selected consolidated statements of operations data

	Year ended December 31, 2020
			Non-VIE
		Consolidated	consolidated	Inter-company	Group
	Parent	affiliated entities	entities	elimination	consolidated

	(US$ in thousands)
Net revenues	—	23,434	—	—	23,434
Cost of revenues	—	19,588	—	—	19,588
Gross profit	—	3,846	—	—	3,846
Operating expenses	250	12,726	88	—	13,064
Operating loss	(250)	(8,880)	(88)	—	(9,218)
Other income (expense)	(32)	6,317	(854)	—	5,431
Income from subsidiaries	7,809	—	—	(7,809)	—
Income (loss) before income taxes	7,527	(2,563)	(942)	(7,809)	(3,787)
Net income (loss)	7,527	7,672	(942)	(7,809)	6,448

	Year ended December 31, 2021
			Non-VIE
		Consolidated	consolidated	Inter-company	Group
	Parent	affiliated entities	entities	elimination	consolidated

	(US$ in thousands)
Net revenues	—	9,075	2,602	—	11,677
Cost of revenues	—	12,653	2,122	—	14,775
Gross (loss) profit	—	(3,578)	480	—	(3,098)
Operating expenses	566	8,173	2,137	—	10,876
Operating loss	(566)	(11,751)	(1,657)	—	(13,974)
Other (expense) income	(11)	(3,691)	173	—	(3,529)
Loss from subsidiaries	(16,758)	—	—	16,758	—
Loss before income taxes	(17,335)	(15,442)	(1,484)	16,758	(17,503)
Net (loss) income	(17,335)	(15,726)	(1,484)	16,758	(17,787)

	Year ended December 31, 2022
			Non-VIE
		Consolidated	consolidated	Inter-company	Group
	Parent	affiliated entities	entities	elimination	consolidated

	(US$ in thousands)
Net revenues	—	2,867	1	—	2,868
Cost of revenues	—	3,194	2,029	—	5,223
Gross loss	—	(327)	(2,028)	—	(2,355)
Operating expenses	1,231	5,749	4,744	—	11,724
Operating loss	(1,231)	(6,076)	(6,772)	—	(14,079)
Other income (expense)	41	3,611	(1,867)	—	1,785
Loss from subsidiaries	(11,616)	—	—	11,616	—
Loss before income taxes	(12,806)	(2,465)	(8,639)	11,616	(12,294)
Net (loss) income	(12,806)	(2,482)	(8,639)	11,616	(12,311)

Selected consolidated balance sheets data

	As of December 31, 2020
			Non-VIE
		Consolidated	consolidated	Inter-company	Group
	Parent	affiliated entities	entities	elimination	consolidated

	(US$ in thousands)
Total current assets	34,141	55,850	238,067	(269,423)	58,635
Total non-current assets	—	56,292	151	—	56,443
Total assets	34,141	112,142	238,218	(269,423)	115,078
Total current liabilities	2,518	107,221	273,512	(269,423)	113,828
Total non-current liabilities	—	2,608	—	—	2,608
Total liabilities	2,518	109,829	273,512	(269,423)	116,436
Total shareholders’ equity	31,623	2,313	(35,294)	—	(1,358)

	As of December 31, 2021
			Non-VIE
		Consolidated	consolidated	Inter-company	Group
	Parent	affiliated entities	entities	elimination	consolidated

	(US$ in thousands)
Total current assets	27,408	29,093	255,958	(275,811)	36,648
Total non-current assets	—	53,744	5,643	—	59,387
Total assets	27,408	82,837	261,601	(275,811)	96,035
Total current liabilities	2,909	350,685	27,206	(275,811)	104,956
Total non-current liabilities	—	13	—	—	13
Total liabilities	2,909	350,698	27,206	(275,811)	104,969
Total shareholders’ equity	24,499	(267,828)	234,395	—	(8,934)

	As of December 31, 2022
			Non-VIE
		Consolidated	consolidated	Inter-company	Group
	Parent	affiliated entities	entities	elimination	consolidated

	(US$ in thousands)
Total current assets	50,328	37,842	256,531	(274,908)	69,793
Total non-current assets	—	44,476	880	—	45,356
Total assets	50,328	82,318	257,411	(274,908)	115,149
Total current liabilities	4,039	345,450	27,206	(274,908)	101,787
Total non-current liabilities	—	9	—	—	9
Total liabilities	4,039	345,459	27,206	(274,908)	101,796
Total shareholders’ equity	46,289	(262,614)	230,205	—	13,353

Selected consolidated statements of cash flows data

	Year ended December 31, 2020
			Non-VIE
		Consolidated	consolidated	Inter-company	Group
	Parent	affiliated entities	entities	elimination	consolidated

	(US$in thousands)
Net cash (used in) provided by operating activities	—	(5,681)	255	(129)	(5,555)
Net cash provided by investing activities	—	352	—	—	352
Net cash provided by financing activities	—	19,164	—	—	19,164

	Year ended December 31, 2021
			Non-VIE
		Consolidated	consolidated	Inter-company	Group
	Parent	affiliated entities	entities	elimination	consolidated

	(US$in thousands)
Net cash (used in) provided by operating activities	—	(5,231)	359	(104)	(4,975)
Net cash used in investing activities	—	—	—	—	—
Net cash used in by financing activities	—	(9,433)	—	—	(9,433)

	Year ended December 31, 2022
			Non-VIE
		Consolidated	consolidated	Inter-company	Group
	Parent	affiliated entities	entities	elimination	consolidated

	(US$in thousands)
Net cash provided by (used in) operating activities	—	1,729	(322)	(655)	752
Net cash used in investing activities	—	—	—	—	—
Net cash provided by financing activities	—	1,212	—	—	1,212

C. Research and Development, Patents and Licenses, Etc.

We have been developing certain technologies for air travel media services purposes. However, our financial commitment to development of these technologies has been limited. We incurred research and development expense of $0.7 million, $0.4 million and approximately $35,000 for 2020, 2021 and 2022, respectively. While we are interested in and may experiment with new technologies from time to time, we do not intend to materially increase our research and development spending in the foreseeable future even for the new cryptocurrency business.

D. Trend Information

The COVID-19 outbreak has resulted in quarantines, travel restrictions, and temporary closure of facilities in China and many other countries since early 2020. Consequently, the COVID-19 outbreak has materially and adversely affected our business, results of operations and financial condition for prior years, including but not limited to business disturbances, slowdown in revenue growth and delayed collection of accounts receivables from our customers. Notwithstanding the significant shift from the zero-COVID policy by the Chinese government in December 2022, which led to the relaxation of the strict pandemic control measures since then, the COVID-19 pandemic may continue to affect our business, financial condition and results of operations for the full year 2023 to some extent. See “Item 3. Key Information—D. Risk Factors” of this annual report.

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

E. Critical Accounting Policies, Judgements and Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. We continually evaluate these judgments and estimates based on our own experience, knowledge and assessment of current business and other conditions, and our expectations regarding the future based on available information and assumptions that we believe to be reasonable. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

When reading our consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. Our critical accounting policies and practices include the following: (i) revenue recognition; and (ii) income taxes. See Note 2—Summary of Significant Accounting Policies to our consolidated financial statements for the disclosure of these accounting policies. We believe the following accounting estimates involve the most significant judgments used in the preparation of our financial statements.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth certain information regarding our directors and executive officers as of the date of this annual report.

NAME	AGE	POSITION
Man Guo	59	Chairman of the Board and Interim Chief Financial Officer
Dan Shao	44	Director and Chief Executive Officer
Qing Xu	62	Director and Executive President
Dong Wen	57	Independent Director
Songzuo Xiang	58	Independent Director
Hua Zhuo	53	Independent Director

Mr.Man Guo is our founder and has served as the chairman of our board of directors and our chief executive officer since our inception. Mr. Guo has served as our interim chief financial officer since March 5, 2021. Mr. Guo also served as our interim chief financial officer previously from December 2018 to February 2019. He was the general manager of Beijing Sunshine Media Co., Ltd. from 1997 to 2004. From 1991 to 1996, Mr. Guo served as the deputy general manager of Beijing Trade & Technology Development Company. Prior to that, he worked in China Civil Aviation Development Service Company from 1988 to 1990. Mr. Guo received his bachelor’s degree in applied mathematics from People’s Liberation Army Information Engineering University in China in 1983 and an Executive MBA degree from Peking University in China in 2011.

Ms. Dan Shao has served as a managing director of Air Media International (S) Pte Ltd, a company wholly owned by Ms. Shao, and as a managing director of Air Joy Media Private Limited, a subsidiary of AirNet, since December 2013 and November 2019, respectively. In addition, she has served as an executive director of Multiway International Consultancy Pte Ltd. since November 2020 and as a business development director at Elmwood Group Pte Ltd since August 2021. Ms. Shao worked at Shandong Hongzhi Advertising Co. Ltd. from December 2004 to December 2006, and at Sun Television Cybernetworks Enterprise Ltd. from January 2003 to November 2004. Ms. Shao graduated with a bachelor’s degree from the University of International Business and Economic in July 2003 and received a master’s degree from National University of Singapore in June 2019.

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

Except that Ms. Dan Shao is the spouse of Mr. Man Guo, no other family relationship exists between any of our directors and executive officers as of the date of this annual report. There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person referred to above was selected as a director or member of senior management.

Employment Agreements

We have entered into employment agreements with Mr. Man Guo. Our employment agreements with Mr. Guo has an unfixed duration as required by the PRC Employment Law. Mr. Guo may terminate the respective agreement with a one-month prior notice while we will only be able to terminate such agreement in limited circumstances, such as for cause. We have also entered into employment agreements with our other executive officers. Each of the contract terms was a period of two or three years. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the employee, including but not limited to a conviction or plea of guilty to certain crimes, negligence or dishonesty to our detriment and failure to perform the agreed-to duties after a reasonable opportunity to cure the failure. Furthermore, either we or an executive officer may terminate the employment at any time without cause upon advance written notice to the other party. These agreements do not provide for any special termination benefits, nor do we have other arrangements with these executive officers for special termination benefits.

Each executive officer has agreed to hold, both during and after the employment agreement expires or is earlier terminated, in strict confidence and not to use, except as required in the performance of his duties in connection with the employment, any confidential information, trade secrets and know-how of our company or the confidential information of any third party, including the VIEs and our subsidiaries, received by us. In addition, each executive officer has agreed to be bound by non-competition restrictions set forth in his or her employment agreement. Specifically, each executive officer has agreed not to, for a period ranging from one to two years following the termination or expiration of the employment agreement, (1) carry on or be engaged or interested, directly or indirectly, as shareholder, director, employee, partner, agent or otherwise carry on any business in direct competition with our business; (2) solicit or entice away from us, or attempt to solicit or entice away from us, any person or entity who has been our customer, client or our representative or agent or in the habit of dealing with us within two years prior to such executive officer’s termination of employment; (3) solicit or entice away from us, or attempt to solicit or entice away from us, any person or entity who has been our officer, manager, consultant or employee within two years prior to such executive officer’s termination of employment; or (4) use the words used by us in our name or in the name of any of our products or services, in such a way as to be capable of or likely to be confused with our name or the name of our products or services.

B. Compensation

In 2022, the aggregate cash compensation to our executive officers was approximately $0.3 million and the aggregate cash compensation to our non-executive directors was approximately $0.1 million.

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

Share Options

In July 2007, we adopted the 2007 Option Plan to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. In December 2009, we amended the 2007 Option Plan by increasing the maximum aggregate number of shares issuable under the plan from 300,000 to 425,000. In March 2011, our board of directors authorized the issuance of 50,000 ordinary shares under the 2011 Option Plan. In 2012, our board of directors adopted the 2012 Option Plan, under which we are authorized to grant restricted shares or options and other awards for a total issuance of up to 150,000 ordinary shares. As of March 31, 2023, options to purchase 60,000 of our ordinary shares were outstanding. The majority of these options will vest on a straight-line basis over a three-year period, with one-twelfth of the options vesting each quarter from the date of grant.

The following table summarizes, as of March 31, 2023, the outstanding options and restricted share units granted to our executive officers and directors under our 2007 Option Plan, as amended, 2011 Option Plan and 2012 Option Plan.

	Ordinary
	Shares	Exercise
	Underlying	Price
Name	Options	($/Share)	Date of Grant	Expiration Date
Man Guo	30,000	0.24	February 15, 2019	February 15, 2024
Qing Xu	30,000	0.24	February 15, 2019	February 15, 2024
Total	60,000

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

Termination of the Plan. Unless terminated earlier, the 2007 Option Plan expires on and no further awards may be granted under it after July 2017, our 2011 Option Plan expires on and no further awards may be granted under it after March 2021, and our 2012 Option Plan expires on and no further awards may be granted under it after November 2022. Our board of directors has the authority to amend or terminate the plan subject to shareholder approval to the extent necessary to comply with applicable law. However, no such action may impair the rights of any optionee unless agreed by the optionee.

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

Board Committees

We have established three committees under the board of directors: an audit committee, a compensation committee, and a compliance committee. We currently do not plan to establish a nominating committee. The independent directors of our company will select and recommend to the board for nomination by the board such candidates as the independent directors, in the exercise of their judgment, have found to be well qualified and willing and available to serve as our directors prior to each annual meeting of our shareholders at which our directors are to be elected or reelected. In addition, our board of directors has resolved that director nominations be approved by a majority of the board as well as a majority of the independent directors of the board. A half of our board of directors are independent directors. We have adopted a charter for each of the board committees. Each committee’s members and responsibilities are described below.

Audit Committee. Our audit committee consists of Mr. Songzuo Xiang, Mr. Dong Wen and Mr. Hua Zhuo. Mr. Xiang is the chairperson. Our board of directors has determined that all members of our audit committee satisfy the “independence” requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the rules and regulations of the Nasdaq Stock Market LLC. We have determined that Mr. Xiang qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skills and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to our company, our directors must ensure compliance with our second amended and restated memorandum and articles of association, as amended and restated from time to time, and the rights vested thereunder in the holders of the shares. Our directors owe their fiduciary duties to our company and not to our company’s individual shareholders, and it is our company which has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

Terms of Directors and Officers

All directors hold office until the expiration of their terms and until their successors have been elected and qualified. A director may be removed from office before the expiry of his term by a special resolution passed by the shareholders. The directors shall be subject to retirement by rotation. Any director shall serve a term of office which shall expire on the 31st day of July which is not less than one year nor more than two years after the date of his appointment. Upon the expiry of each director’s term of office, he shall automatically retire and cease to be a director, but shall be eligible for re-election by the board of directors. Any director who is so re-elected shall serve an additional term which shall expire on the 31st day of July of the year which is two years after such re-election. There shall be no limit on the number of times which a director may be re-elected or the number of additional terms which any such director may serve. Every director is subject to retirement in accordance with our articles of association at least once every two years. Our articles of association also provide that the office of a director shall be vacated in a limited number of circumstances, namely if the director: (1) becomes bankrupt or makes any arrangement or composition with his creditors; (2) is found to be or becomes of unsound mind; (3) resigns his office by notice in writing to our company; (4) without special leave of absence from the board of directors, is absent from meetings of the board of directors for six consecutive months and the board of directors resolves that his office be vacated; or (5) if he or she shall be removed from office pursuant to the articles of association of our company or the Companies Act (As Revised) of the Cayman Islands and other applicable laws and regulations of the Cayman Islands. Officers are elected by and serve at the discretion of our board of directors.

In addition, our service agreements with our directors do not provide benefits upon termination of their services.

D. Employees

We had 123, 71 and 39 employees as of December 31, 2020, 2021 and 2022, respectively. The following table sets forth the number of our employees by functions as of the same dates, respectively:

	As of December 31,
	2020		2021		2022
			Number		Number
	Number of	% of	of	% of	of	% of
	Employees	Total	Employees	Total	Employees	Total
Sales and Marketing Department	18	14.6	20	28.2	3	7.7
Quality Control and Technology Department	20	16.3	4	5.6	1	2.6
Programming Department	31	25.2	9	12.7	2	5.1
Resources Development Department	6	4.9	1	1.4	—	—
General Administrative and Accounting	48	39.0	37	52.1	33	84.6
Total	123	100.0	71	100.0	39	100.0

The following table sets forth the breakdown of employees by geographic location as of December 31, 2022:

	Number of
City	Employees	% of Total
Beijing	39	100.0
Total	39	100.0

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

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2023, by:

●	each of our directors and executive officers; and
●	each principal shareholder, or person known to us to own beneficially more than 5.0% of our ordinary shares.

The calculations in the shareholder table below are based on 8,923,687 ordinary shares outstanding as of March 31, 2023, (excluding 24,818 ordinary shares and ordinary shares represented by ADSs reserved for settlement upon exercise of our incentive share awards). Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days after March 31, 2023, the most recent practicable date, including through the exercise of any option, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Man Guo(1)	603,896	6.8
Dan Shao	514,605	5.8
Qing Xu	*	*
Dong Wen	—	—
Songzuo Xiang	*	*
Hua Zhuo	—	—
Hong Zhou	*	*
All directors and executive officers**	1,190,126	13.3
Principal Shareholders:
Unistar Group Holdings Limited(2)	4,029,253	45.2
Northern Shore Group Limited(3)	1,726,823	19.4
Man Guo(1)	603,896	6.8
Dan Shao(4)	514,605	5.8
*	Aggregate beneficial ownership of our company by such director or officer is less than 1% of our total outstanding ordinary shares.

**	The business address of our directors and executive officers is Suite 301 No. 26 Dongzhimenwai Street, Chaoyang District, Beijing 100027, The People’s Republic of China.
(1)	Includes (i) 402,650 ordinary shares held by Wealthy Environment Limited, a BVI company wholly owned by Mr. Man Guo, (ii) 121,246 ordinary shares represented by ADSs held by Wealthy Environment Limited, (iii) 50,000 ordinary shares represented by ADSs held by Mr. Man Guo, and (iv) 30,000 ordinary shares issuable upon exercise of options held by Mr. Guo that are exercisable within 60 days after March 31, 2023. The registered address of Wealthy Environment Limited is P.O. Box 173, Kingston Chambers, Road Town Tortola, BVI.
(2)	Includes 4,029,253 ordinary shares held by Unistar Group Holdings Limited, a BVI company. The principal business address of Unistar Group Holdings Limited is 3rd Floor, J&C Building, Road Town, Tortola, British Virgin Islands, VG1110. Mr. Rui Du is the sole director of Unistar Group Holdings Limited and possesses the sole voting and dispositive power of the shares owned by Unistar Group Holdings Limited. Therefore, Mr. Du may be deemed to have beneficial ownership of such shares.
(3)	Includes 1,726,823 ordinary shares held by Northern Shore Group Limited, a BVI company. The principal business address of Northern Shore Group Limited is Level 23, China World Tower B, 1 Jianguomenwai Ave, Chaoyang District, Beijing, China 100004. Mr. Zhichao Li is the sole director of Northern Shore Group Limited and possesses the sole voting and dispositive power of the shares owned by Northern Shore Group Limited. Therefore, Mr. Li may be deemed to have beneficial ownership of such shares.
(4)	Includes (i) 500,000 ordinary shares held by Global Earning Pacific Limited and (ii) 14,605 ordinary shares represented by ADSs that Ms. Dan Shao purchased in one or more open-market transactions. Global Earning Pacific Limited, a company incorporated in BVI, is wholly owned and controlled by Ms. Dan Shao, the spouse of Mr. Man Guo. The registered address of Global Earning Pacific Limited is OMC Chambers, Wickham Cay 1, Road Town Tortola, BVI.

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

As of March 31, 2023, 8,948,505 of our ordinary shares were issued and outstanding, of which 24,818 ordinary shares are issued to our depositary bank reserved for future exercise of vested options. To our knowledge, we had only one record shareholder in the United States, JPMorgan Chase Bank, N.A., which is the depositary of our ADS program and held approximately 25.2% of our total outstanding ordinary shares as of March 31, 2023. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

For the options granted to our directors, officers and employees, please refer to “—B. Compensation—Share Options.”

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

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

As of December 31, 2022, we had $0.44 million and $0.17 million due from Mr. Xu Qing and Unicom AirNet, respectively, representing an interest free advance to it on a short-term basis for operation purpose.

Amounts due to related parties

As of December 31, 2020, we had $1.53 million due to Ms. Dan Shao, who is our principal shareholder, representing a loan with annualized interest rate of 21.6% on a short-term basis for our operation purpose.

As of December 31, 2021, we did not have any balance due to related parties.

As of December 31, 2022, we had $0.80 million and  $0.37 million due to Mr. Zhichao Li and Mr. Rui Du, who are our shareholders, representing an interest free loan on a short-term basis for our operation purpose.

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

There is no assurance that CRION will be able to obtain or maintain the requisite approval or we will be able to renew the contract with CRION when they expire. If the requisite approval is not obtained, we will be required to eliminate non-advertising content from the programs included in our digital frames and digital TV screens and advertisers may find our network less attractive and be unwilling to purchase advertising time slots on our network. As of December 31, 2022, we did not record a provision for this matter as management believes the possibility of adverse outcome of the matter is remote and any liability it may incur would not have a material adverse effect on its consolidated financial statements. However, it is not possible for us to predict the ultimate outcome and the possible range of the potential impact of failure to obtain such disclosed registrations and approvals primarily due to the lack of relevant data and information in the market in this industry in the past.

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

On September 2, 2016, we received notice from the CIETAC that we, Chuangyi Technology, Linghang Shengshi and Mr. Man Guo, collectively, the Respondents, were named as respondents by the Culture Center in an arbitration proceeding submitted by the Culture Center to the CIETAC in connection with the sale by us of 75% equity interests in AM Advertising to Culture Center and Longde Wenchuang in June 2015. Culture Center seeks specific performance by the Respondents of certain obligations under the transaction documents, which include, among other things, (1) the pledge by Linghang Shengshi and Mr. Guo of their respective equity interests in AM Advertising to Culture Center as security for their obligations under the transaction documents, (2) the use of best efforts by the Respondents to cooperate with the Culture Center and Longde Wenchuang to procure the listing of AM Advertising in China and (3) the performance by us and Mr. Guo of their respective non-compete obligations to refrain from holding, operating, or otherwise participating in any business that is the same or substantially the same as that of AM Advertising. We believe the arbitration request is without merit and intends to defend the actions vigorously. In response to the notice, we filed a notice against Culture Center to CIETAC for their breach of contract.

As a result of the above disputes, we are no longer able to exercise significant influence in operating and strategic decision of AM Advertising and cannot access to AM Advertising’s financial information. Accordingly, we accounted our investment in AM Advertising as equity investments without readily determinable fair values as of December 31, 2020, 2021 and 2022. AM Advertising and its subsidiaries are no longer related parties to us. As of December 31, 2016, we treated the provision for earnout commitment of $23.5 million as contingent liability and did not record any additional provision for this matter as management believes the possibility of adverse outcome of the matter is remote and any liability it may incur would not have a material adverse effect on its consolidated financial statements.

On March 28, 2018, August 23, 2018 and November 2018, a MoU and its supplemental agreements respectively, with, among others, Longde Wenchuang and Beijing Cultural Center Construction and Development Fund (Limited Partnership), under which, among other things, Linghang Shengshi and Mr. Guo agreed to pay or make available to AM Advertising on or prior to May 30, 2018 and further extended to September 30, 2018 and December 31, 2018 an aggregate of RMB304.5 million which was to be discounted by the following amounts (1) the RMB152.0 million profits attributable to Linghang Shengshi, Mr. Guo and Mr. Xu for the first nine months of 2015, based on a third-party pro forma audit report on AM Advertising; (2) the loan of RMB88.0 million in principal balance and RMB7.8 million in interests; and (3) the payment of RMB56.7 million in cash after the sale of the 20.32% equity interests in AM Advertising, which consisted of 20.18% equity interests hold by us and 0.14% equity interests hold by Mr. Guo and Mr. Xu on behalf of our company, and following the completion of the foregoing arrangements, our obligations with respect to the profit target for 2015, the earnout provision for the first nine months of 2015 and the loans between AM Advertising and Linghang Shengshi shall be deem completed. According to the aforesaid MoU, after Linghang Shengshi, Mr. Guo and Mr. Xu transfer all the equity interest of AM Advertising, they will cease to be shareholders of AM Advertising and will not be able to continuously assume the obligations in connection with the profit commitment and earn out provision as a matter of fact.

The sale of the 20.32% equity interests in AM Advertising (therein 20.18% was held by us) has been completed as of December 31,2018, while the cash payment of RMB56.7 million to Longde Wenchuang and Beijing Cultural Center Construction and Development Fund (Limited Partnership) has not been paid yet by us as of December 31, 2019. Upon the effectiveness of MoU, we have written off the contingency of provision for earnout provision, and have recorded an actual payable of earnout provision in the amount of RMB152.6 million as of December 31, 2018. On June 27, 2019, Linghang Shengshi received a letter of notification from AM Advertising requiring for the immediate payment for the net settlement of RMB56.7 million, or the Letter, and Linghang Shengshi responded to the Letter on June 28, 2019 by urging AM Advertising to cooperate with income tax deduction. As of December 31, 2020, Longde Wenchuang and Culture Center have not issued a written notice requesting the cancellation of the MoU, and according to an independent third-party attorney’s legal opinion, the MoU was still effective and the aforementioned actual payable of earnout provision remained. In January 2021, we were informed that two of Linghang Shengshi’s bank accounts amounted to RMB1 in aggregate was frozen by the court as Culture Center applied to the court regardless of the arbitration process in the CIETAC in connection with the sale of 75% equity interests in AM Advertising. We believed the application is non-excused as it conflicted with the arbitration proceeding already submitted by the Culture Center to the CIETAC and defended the actions by applying to the court to unfreeze Linghang Shengshi’s bank accounts. In March 2021, we discovered that the equity interest of AirNet Online held by Mr. Guo and Mr. Xu was frozen by the court, which was applied to the court by AM Advertising to urge all parties to settle the Transfer, or the Case. In January 2022, the court ruled that Linghang Shengshi, Mr. Guo and Mr. Xu should pay the Debts to AM Advertising within 10 days of the effective date of the judgment. The court further ruled that Chuangyi Technology and AirNet is jointly and severally liable for the Debts to the AM Advertising. Linghang Shengshi, Mr. Guo, Mr. Xu and Chuangyi Technology thereafter entered an appeal to the court. The Case is currently in the second trial by the court.

For risks and uncertainties relating to the pending cases against us, please see “Item 3. Key Information— D. Risk Factors-Risks Related to Our Business—We were named as a defendant or respondent in legal proceedings that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.”

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

ITEM 9.THE OFFER AND LISTING

A.Offer and Listing Details

See “—C. Markets.”

B.Plan of Distribution

Not applicable.

C.Markets

Our ADSs, each representing one of our ordinary shares, were listed on the Nasdaq Global Market on November 7, 2007 and were subsequently transferred to the Nasdaq Global Select Market. Our ADSs were transferred to the Nasdaq Capital Market in November 2018. On April 11, 2019, we changed our ADS share ratio from one ADS representing two ordinary shares to one ADS representing 10 ordinary shares. Our trading symbol on the Nasdaq Capital Market has been changed from “AMCN” to “ANTE” effective on June 13, 2019.

Effective on December 9, 2022, we consolidated every forty of the authorized (whether issued or unissued) shares of each class of par value of US$0.001 each in the capital of our company into one share of the same class of par value of US$0.04 each (the “Share Consolidation”). Upon the Share Consolidation, the ratio of our American Depositary Receipts representing ordinary shares of our company was amended from one ADS representing 10 ordinary shares to one ADS representing one ordinary share.

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

D.Exchange Controls

There are no material exchange controls restrictions on payment of dividends, interest or other payments to the holders of our ordinary shares or on the conduct of our operations in the Cayman Islands, where we were incorporated. Cayman Islands law and our second amended and restated memorandum and articles of association do not impose any material limitations on the right of nonresidents or foreign owners to hold or vote our ordinary shares.

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

U.S. Federal Income Taxation

General

The following is a summary of material U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code, but it does not purport to be a complete analysis of all potential tax consequences and considerations. This summary is based upon existing U.S. federal income tax law as of the date hereof, which is subject to differing interpretations or change, possibly with retroactive effect. This summary does not discuss all aspects of U.S. federal income taxation that may be important to particular holders in light of their individual circumstances, including holders subject to special tax rules (for example, banks or other financial institutions, insurance companies, regulated investment companies, real estate investment trusts, cooperatives, pension plans, broker-dealers, partnerships and their partners, and tax-exempt organizations (including private foundations)), holders who are not U.S. Holders (as defined below), holders who own (directly, indirectly or constructively) 10% or more of our stock (by vote or value), holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation, holders that hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, holders required to accelerate the recognition of any item of gross income with respect to our ADSs or ordinary shares as a result of such income being recognized on an applicable financial statement, traders in securities that have elected the mark-to-market method of accounting for their securities or holders that have a functional currency other than the United States dollar, U.S. expatriates, all of whom may be subject to tax rules that differ significantly from those summarized below. No ruling has been sought from the U.S. Internal Revenue Service (the “IRS”) with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. In addition, this summary does not discuss any alternative minimum tax, state, local, non-U.S. tax or non-income tax (such as the U.S. federal gift and estate tax) considerations or the Medicare tax. Each U.S. Holder is urged to consult with its tax advisor regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations relating to the ownership and disposition of our ADSs or ordinary shares.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (3) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (4) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person.

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

Passive Foreign Investment Company Considerations

In general, we will be classified as a PFIC for any taxable year if either (1) 75 percent or more of our gross income for such year is passive income or (2) 50 percent or more of the average quarterly value of our assets (as generally determined on the basis of fair market value) produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are generally classified as passive and goodwill and other unbooked intangibles associated with active business activities may generally be classified as non-passive. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25 percent or more (by value) of the stock. Although the law in this regard is unclear, we treat the VIEs (and their subsidiaries) as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operations of such entities but also because we are entitled to substantially all of the economic benefits associated with such entities, and, as a result, we consolidate such entity’s’ operating results in our consolidated financial statements. Assuming we are treated as the owners of the VIEs, and based on the manner in which we operate our business and the historical, current and expected composition and characterization of our income and assets (in particular, the retention of a large amount of cash) and value of our assets, we believe it is reasonable to take a position that we were not a PFIC for the taxable year ended December 31, 2022. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you we will not be classified as a PFIC for the current taxable year or future taxable years. The value of the assets of our Parent for purposes of the PFIC determination will generally be determined by reference to the market price of the ADSs, which has and could continue to fluctuate significantly. Accordingly, we may become classified as a PFIC for our current taxable year ending December 31, 2023 and future taxable years if the market price of our ADSs does not increase and/or we do not invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of non-passive income. In addition, the application of the PFIC rules to our cryptocurrency mining operations and the composition and characterization of related assets is uncertain. If our cryptocurrency mining operations consist of or give rise to assets that are treated as passive or generate passive income for PFIC purposes, and our cryptocurrency mining operations increase relative to our other operations, we may be more likely to be classified as a PFIC in the current taxable year or future taxable years. The IRS may challenge our determination in this regard. Further,  we believe we are likely treated as a “controlled foreign corporation” (see “Item 3. Key Information—D. Risk Factors—Risks Related to the Market for Our ADSs—If a U.S. Holder is treated as owning at least 10% of our ordinary shares, such U.S. Holder may be subject to adverse U.S. federal income tax consequences.”) and the value of the assets owned by our subsidiaries and the VIEs will be determined by reference to the adjusted tax basis of such assets for U.S. federal income tax purposes. Because we do not currently track adjusted tax basis for U.S. federal income tax purposes, we may not be able to determine whether we are a PFIC in future taxable years. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given with respect to our PFIC status for our taxable year ended December 31, 2022, or the current taxable year or future taxable years.

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

Passive Foreign Investment Company Rules

As described above, we believe that we have been a PFIC in certain prior years, although we do not believe we were a PFIC for the taxable year ended December 31, 2022. Furthermore, we may become classified as a PFIC for our current taxable year ending December 31, 2023 and future taxable years. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds ADSs or ordinary shares, and unless a mark-to-market election (as described below) is made, a U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (1) any excess distribution that we make (which generally means any distribution received in a taxable year that is greater than 125 percent of the average annual distributions received in the three preceding taxable years, if shorter, or such U.S. Holder’s holding period for the ADSs or ordinary shares), and (2) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of our ADSs or ordinary shares. Under the PFIC rules:

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

If we are a PFIC for any taxable year during which a U.S. Holder holds ADSs or ordinary shares and any of our non-U.S. subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the ADSs or ordinary shares of the lower-tier PFIC and would be subject to the rules described above on certain distributions by a lower-tier PFIC and a disposition of ADSs or ordinary shares of a lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions.

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

As an alternative to the foregoing rules, a holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock. Marketable stock is stock that is regularly traded on a qualified exchange or other market as defined in applicable U.S. Treasury Regulations. Our ADSs (but not our ordinary shares) are listed on the Nasdaq Capital Market, which is a qualified exchange or other market for these purposes. We anticipate that the ADSs will be considered regularly traded for so long as they continue to be listed, but no assurance may be given in this regard. If a U.S. Holder makes this election, such holder will generally (1) include in gross income for each taxable year the excess, if any, of the fair market value of the ADSs at the end of the taxable year over the adjusted tax basis of the ADSs and (2) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of the ADSs at the end of the taxable year, but only to the extent of the amount previously included in income as a result of the mark-to-market election. The adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a mark-to-market election is made in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, a U.S. Holder will generally not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a mark-to-market election is made, any gain recognized upon the sale or other disposition of ADSs will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary to the extent of the net amount previously included in income as a result of the mark-to-market election. In the case of a U.S. Holder who has held ADSs during any taxable year in which we are classified as PFIC and continues to hold such ADSs (or any portion thereof), and who is considering making a mark-to-market election, special tax rules may apply relating to purging the PFIC taint of such ADSs. If a U.S. Holder makes a mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions, except that the reduced tax rate applicable to qualified dividend income (as discussed below in “—Dividends”) would not apply.

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

The ADSs are currently tradable on the Nasdaq Capital Market, which is an established securities market in the United States, and thus we anticipate they will be considered readily tradable on an established securities market in the United States for purposes of the foregoing rule, however, no assurance may be given in this regard. In the event we are deemed to be a PRC resident enterprise under the EIT Law (see “—PRC Taxation”), we may be eligible for the benefits of the United States-PRC income tax treaty. Nevertheless, as mentioned above, we believe that we have been a PFIC in certain prior years, although we believe it is reasonable to take a position that we were not a PFIC for the taxable year ended December 31, 2022, and we may become classified as a PFIC for our current taxable year ending December 31, 2023 or future taxable years, in which case, we would not be considered a qualified foreign corporation for such taxable years even if we were considered readily tradable on an established securities market or eligible for the benefits of the United States-PRC income tax treaty. Each U.S. Holder is advised to consult its tax advisor regarding the rate of tax that will apply to such holder with respect to, dividend distributions, if any, received from us.

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

Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information to the IRS relating to an interest in “specified foreign financial assets” (as defined in the Code), including shares issued by a non-U.S. corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000 (or a higher dollar amount prescribed by the IRS), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the IRS and fails to do so.

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

I.Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

We are not required to provide an annual report to security holders in response to the requirements of Form 6-K.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us annually for our expenses incurred in connection with investor relationship programs and any other program related to our ADS facility and the travel expense of our key personnel in connection with such programs. The depositary has also agreed to provide additional payments to us based on the applicable performance indicators relating to our ADS facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. We recognize the reimbursable amounts in other income on our consolidated statements of operations on a straight-line basis over the contract term with the depositary. For the year ended December 31, 2022, we received nil from the depositary as reimbursement for our expenses incurred.

PART II

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIES HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

Not applicable.

ITEM 15.CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and interim chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this annual report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management, with the participation of our chief executive officer and interim chief financial officer, has concluded that, due to the material weakness described below, as of December 31, 2022, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and interim chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management, including our chief executive officer and interim chief financial officer, assessed the effectiveness of internal control over financial reporting as of December 31, 2022 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission (known as COSO).

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The following material weakness in internal control over financial reporting has been identified as of December 31, 2022. The material weaknesses as of December 31, 2022 were related to the weak operating effectiveness and lack of monitoring of controls over financial reporting due to inadequate resources or resources with insufficient experience or training in our financial reporting team, internal control team, administration team and human resource team.

Because of the material weakness described above, our management has concluded that we had not maintained effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our company’s registered public accounting firm as we are a non-accelerated filer as defined in Rule 12b-2 of the Exchange Act.

Changes in Internal Control over Financial Reporting

In preparing our consolidated financial statements, we identified a material weakness in our internal control over financial reporting as of December 31, 2022. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified was related to the weak operating effectiveness and lack of monitoring of controls over financial reporting due to inadequate resources or resources with insufficient experience or training in our financial reporting team, internal control team, administration team and human resource team.

To remediate our identified material weakness, significant deficiency and other control deficiencies in connection with preparation of our consolidated financial statements, we plan to adopt several measures to improve our internal control over financial reporting. For example, during the reporting period, we keep providing regular training seminars to its employees of different capacities, including financial reporting team, administration team and human resource team, to introduce and reinforce the updated controls and procedures; obtained support from an external consultant firm with experienced staff holding the AICPA license with a solid understanding of U.S. GAAP to assist us in the preparation of the financial statements for the year ended December 31, 2022; and assigned our chief counsel and the legal department to oversee the internal control over financial reporting in addition to their usual capacities. With his extensive experience in risk management and a direct access to our board of directors, the chief counsel is capable to provide independent opinions to the performance of internal control over financial reporting.

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

ITEM 16B.CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, interim chief financial officer, chief operating officer, chief technology officer, presidents, vice presidents and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as an exhibit to our registration statement on Form F-1 (No. 333-146825), as amended, initially filed on October 19, 2007.

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Audit Alliance LLP, our principal external auditors for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	Fiscal Year Ended
	December 31,
	2021	2022
Audit Fees	$280,000	$280,000

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

ITEM 16F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On December 31, 2021, we dismissed Marcum Asia CPAs LLP as our independent registered public accounting firm, and engaged Audit Alliance LLP as our independent registered public accounting firm in connection with the audit of our consolidated financial statements for the fiscal year ended December 31, 2021, each effective immediately. The change of our independent auditor was made after careful consideration and evaluation process and was approved by our board of directors and the audit committee of our board on December 31, 2021. The decision was not made due to any disagreements with Marcum Asia CPAs LLP.

The report of Marcum Asia CPAs LLP on our consolidated financial statements for the fiscal year ended December 31, 2020 did not contain any adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal year ended December 31, 2020 and the subsequent interim period through December 31, 2021, (1) there were no disagreements as defined in Item 16F(a)(1)(iv) of Form 20-F with Marcum Asia CPAs LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures that, if not resolved to Marcum Asia CPAs LLP’s satisfaction, would have caused Marcum Asia CPAs LLP to make reference in connection with their opinions to the subject matter of the disagreement; and (2) there were no reportable events as defined in Item 16F (a)(1)(v) of Form 20-F other than (i) the Company’s ability to continue as a going concern; and (ii) the material weaknesses reported by management in Item 15 of our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on May 6, 2021.

We provided Marcum Asia CPAs LLP with a copy of the foregoing disclosure, and requested that Marcum Asia CPAs LLP furnish us with a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. We received the requested letter from Marcum Asia CPAs LLP, a copy of which is filed as Exhibit 16.1 to this annual report.

During the fiscal year ended December 31, 2020 and the subsequent interim period through December 31, 2021, neither we nor anyone on behalf of us had consulted with Audit Alliance LLP regarding (1) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that Audit Alliance LLP concluded was an important factor considered by us in reaching a decision as to any accounting, auditing, or financial reporting issue, (2) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of the instructions to Form 20-F, or (3) any reportable event pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

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

Maples and Calder (Hong Kong) LLP has also provided letters to the Nasdaq Stock Market certifying that under Cayman Islands law, we are not required to seek shareholder approval for the establishment of or any material amendments to our equity compensation plans. In 2008, we followed home country practice with respect to our 2007 Option Plan by amending it to permit re-pricings of options without seeking shareholder approval. In 2011 and 2012, we followed home country practice with respect to our 2011 Option Plan and 2012 Option Plan, respectively, by establishing them without seeking shareholder approval.

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

ITEM 16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an insider trading policy to promote compliance with applicable securities laws and regulations, including those that prohibit insider trading. This policy applies to all officers, directors, employees and other related individuals of our company. The insider trading policy establishes guidelines and procedures for the following.

1. No Trading. No director, officer or employee of, or consultant or contractor to, our company, and no member of the immediate family or household of any such person, shall engage in any transaction involving a purchase or sale of our company’s securities, including any offer to purchase or offer to sell, during any period commencing with the date that he or she possesses material nonpublic information concerning our company, and ending at the beginning of the trading day following the second date of public disclosure of that information, or at such time as such nonpublic information is no longer material.

2. No Tipping. No Insider shall disclose material nonpublic information to any other person (including family members) where such information may be used by such person to his or her profit by trading in the securities of companies to which such information relates, nor shall such insider or related person make recommendations or express opinions on the basis of material nonpublic information as to trading in our company’s securities.

3. Confidentiality. Nonpublic information relating to our company is the property of our company and the unauthorized disclosure of such information is forbidden. In the event any officer, director or employee of our company receives any inquiry from outside, such as a stock analyst, for information (particularly financial results and/or projections) that may be material nonpublic information, the inquiry should be referred to our company’s general counsel, who is responsible for coordinating and overseeing the release of such information to the investing public, analysts and others in compliance with applicable laws and regulations.

We are committed to maintaining the highest standards of ethical conduct and have implemented these insider trading policies and procedures to ensure compliance with applicable securities laws and to protect the interests of our shareholders.

PART III

ITEM 17.FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.FINANCIAL STATEMENTS

The full text of our audited consolidated financial statements begins on page F-2 of this annual report.

ITEM 19.EXHIBITS

EXHIBIT INDEX

Exhibit Number	Description

1.1

Second Amended and Restated Memorandum and Articles of Association approved by the extraordinary general meeting of shareholders on May 27, 2019 (incorporated by reference to Exhibit 99.2 to Form 6-K (File No. 001-33765) filed on May 28, 2019)

2.1

Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

2.2

Form of Amended and Restated Deposit Agreement among the Company, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 99(a) (2) to Post-effective Amendment No. 2 to the Registration Statement on Form F-6 (File No. 333- 146908), filed with the SEC on November 21, 2022)

2.3

Amended and Restated Shareholders’ Agreement originally dated as of June 7, 2007, as amended and restated on September 27, 2007, among the Company and Shareholders (incorporated by reference to Exhibit 4.4 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

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

Exhibit Number	Description
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

4.59

Investment Agreement dated as of April 6, 2022 by and among AirNet Technology Inc., Mr. Man Guo, Mrs. Dan Shao and Unistar Group Holdings Ltd. (incorporated by reference to Exhibit 99.2 to Current Report on Form 6-K furnished on April 6, 2022)

4.60

Warrant Agreement dated as of April 6, 2022 by and among AirNet Technology Inc. and Unistar Group Holdings Ltd. (incorporated by reference to Exhibit 99.3 to Current Report on Form 6-K furnished on April 6, 2022)

4.61

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

11.2*	Insider Trading Policy

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certifications by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certifications by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Audit Alliance LLP

15.2*	Consent of Commerce & Finance Law Offices

15.3*	Consent of Maples and Calder (Hong Kong) LLP

15.4*	Consent of Marcum Asia CPAs LLP

16.1*	Letter from Marcum Asia CPAs LLP to the Securities and Exchange Commission

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

Exhibit Number	Description

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File - The cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

*Filed herewith

**Furnished with this annual report on Form 20-F

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 28, 2023	AIRNET TECHNOLOGY INC.

By: /s/ Dan Shao

Name: Dan Shao
Title: Chief Executive Officer

AIRNET TECHNOLOGY INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of AirNet Technology Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of AirNet Technology Inc. (the “Company”) as of December 31, 2022, the related consolidated statements of operations, comprehensive loss, changes in equity, and cash flows for the year ended December 31, 2022, and the related notes to the consolidated financial statements and schedule (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2(b) to the consolidated financial statements, the Company has a history of operating losses and negative operating cash flows and has negative working capital of approximately US$32M as of December 31, 2022. These conditions indicate that a material uncertainty exists that raise substantial doubt on the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note2(b) to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Going concern

Description of the Matter

 As described in Note 2(b) to consolidated financial statements, the Company has a history of operating losses and negative operating cash flows and has negative working capital of approximately US$32M as of December 31, 2022. These conditions indicate that a material uncertainty exists that raise substantial doubt on the Company's ability to continue as a going concern. Management plans to strengthen the air travel media network business in order to drive its revenues and bring in cash from operation. Additional computer servers will be placed in service for cryptocurrency mining within next twelve months.   However, there is no assurance that the measures can be achieved as planned.

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

April 28, 2023

PCAOB ID Number 3487

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of AirNet Technology Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for the year in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, and the results of its operations and its cash flows for the year in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2 (b) to consolidated financial statements, the Company has a history of operating losses and negative operating cash flows and has negative working capital of $55,193 as of December 31, 2020 and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note2(b). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ Marcum Asia CPAs LLP (Formerly Marcum Bernstein & Pinchuk LLP)

We have served as the Company’s auditor from 2017 to 2021.

New York, NY

May 6, 2021, except for Note 11 as to which the date is April 28, 2023

AIRNET TECHNOLOGY INC.

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars in thousands, except share and per share data)

	As of December 31,
	2021	2022
Assets
Current assets:
Cash and cash equivalents	$1,569	$2,700
Accounts receivable, net	2,258	1,421
Prepaid concession fees, net	628	—
Other current assets, net	31,534	65,072
Cryptocurrency, less impairment	659	—
Amount due from related parties	—	601
Total current assets	36,648	69,794

Property and equipment, net	19,302	10,885
Long-term investments, net	39,554	34,083
Long-term deposits, net	513	371
Right-of-use assets	18	16
TOTAL ASSETS	$96,035	$115,149
Liabilities
Current liabilities:
Short-term loan	$15,174	$12,822
Accounts payable	18,365	15,774
Accrued expenses and other current liabilities	9,695	11,277
Deferred revenue	3,428	7,745
Consideration received from buyer	31,384	29,000
Payable for earnout commitment	23,939	22,120
Amounts due to related parties	—	1,174
Income tax payable	2,963	1,865
Lease liability, current	8	10
Total current liabilities	104,956	101,787
Non-current liabilities:
Lease liability, non-current	13	9
Total liabilities	104,969	101,796

AIRNET TECHNOLOGY INC.

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars in thousands, except share and per share data)

	As of December 31,
	2021	2022

Equity

Ordinary shares ($0.04 par value; 22,500,000 shares authorized; 4,499,654 and 8,948,505 shares issued as of December 31, 2021 and 2022, respectively; 4,474,836 and 8,923,687 shares outstanding as of December 31, 2021 and 2022, respectively)	181	359
Additional paid-in capital	298,685	332,746
Treasury stock (245,818 shares as of December 31, 2021 and 2022)	(1,148)	(1,148)
Accumulated deficits	(304,904)	(318,239)
Accumulated other comprehensive income	31,685	32,044
Total AirNet Technology Inc.’s shareholders’ equity	24,499	45,762

Non-controlling interests	(33,433)	(32,409)
Total (deficit) equity	(8,934)	13,353

TOTAL LIABILITIES AND (DEFICIT) EQUITY	$96,035	$115,149
*	The shares and per share information are presented on a retroactive basis to reflect the consolidation of ordinary shares (Note 11).

The accompanying notes are an integral part of these consolidated financial statements.

AIRNET TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars in thousands, except share and per share data)

	For the years ended December 31,
	2020	2021	2022

Revenues	$23,546	$11,796	$2,969
Business tax and other sales tax	(112)	(119)	(101)
Net revenues	23,434	11,677	2,868
Less: Cost of revenues	19,588	14,775	5,223
Gross profit (loss)	3,846	(3,098)	(2,355)

Operating expenses:
Selling and marketing	2,533	1,978	1,411
General and administrative	9,807	8,533	5,752
Research and development	724	365	35
Impairment of equipment	—	—	4,526
Total operating expenses	13,064	10,876	11,724

Loss from operations	(9,218)	(13,974)	(14,079)
Other income (expenses):
Interest expense, net	(742)	(1,120)	(911)
Loss from and impairment on long-term investments	(2,947)	(2,990)	(2,670)
Other income, net	9,120	581	5,366
Total other income (expense)	5,431	(3,529)	1,785

Loss before income taxes	(3,787)	(17,503)	(12,294)
Income tax (benefits) expenses	(10,235)	284	17
Net income (loss)	6,448	(17,787)	(12,311)
Less: Net (loss) income attributable to non-controlling interests	(1,079)	(452)	1,024
Net income (loss) attributable to AirNet Technology Inc.’s shareholders	$7,527	$(17,335)	$(13,335)

Net income (loss) per ordinary share
Basic and diluted	$2.39	$(3.95)	$(1.71)

Net income (loss) per ADS
Basic and diluted.	$2.39	$(3.95)	$(1.71)

Weighted average shares used in calculating net loss per ordinary share
Basic and diluted	3,144,890	4,390,703	7,803,348

Weighted average ADS used in calculating net loss per ADS
Basic and diluted	3,144,890	4,390,703	7,803,348
*	The shares and per share information are presented on a retroactive basis to reflect the consolidation of ordinary shares (Note 11).

The accompanying notes are an integral part of these consolidated financial statements.

AIRNET TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In U.S. dollars in thousands)

	For the years ended December 31,
	2020	2021	2022

Net income (loss)	$6,448	$(17,787)	$(12,311)
Other comprehensive (loss) income, net of tax of nil:
Foreign currency translation adjustment	(384)	377	359

Comprehensive income (loss)	6,064	(17,410)	(11,952)
Less: comprehensive loss attributable to non-controlling interests	(1,079)	(452)	1,024

Comprehensive income (loss) attributable to AirNet Technology Inc.'s shareholders	$7,143	$(16,958)	$(12,976)

The accompanying notes are an integral part of these consolidated financial statements.

AIRNET TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In U.S. dollars in thousands, except share and per share data)

							Total
						Accumulated	AirNet Technology
	Ordinary shares		Additional			other	Inc.'s	Non-
			paid-in	Treasury	Accumulated	comprehensive	shareholders'	controlling	Total
	Shares	Amount	capital	stock	deficits	income	equity	interests	(Deficit) Equity

Balance as of December 31, 2020	3,738,527	152	288,879	(2,351)	(286,365)	31,308	31,623	(32,981)	(1,358)
Ordinary shares issued for share based compensation	25,989	1	—	1,203	(1,204)	—	—	—	—
Shares issued for purchase of equipment	710,320	28	8,922	—	—	—	8,950	—	8,950
Share-based compensation	—	—	186	—	—	—	186	—	186
Capital contribution	—	—	698	—	—	—	698	—	698
Foreign currency translation adjustment	—	—	—	—	—	377	377	—	377
Net (loss) income	—	—	—	—	(17,335)	—	(17,335)	(452)	(17,787)
Balance as of December 31, 2021	4,474,836	181	298,685	(1,148)	(304,904)	31,685	24,499	(33,433)	(8,934)
Shares issued for purchase of equipment	4,448,851	178	34,001	—	—	—	34,179	—	34,179
Share-based compensation	—	—	60	—	—	—	60	—	60
Foreign currency translation adjustment	—	—	—	—	—	359	359	—	359
Net (loss) income	—	—	—	—	(13,335)	—	(13,335)	1,024	(12,311)
Balance as of December 31, 2022	8,923,687	359	332,746	(1,148)	(318,239)	32,044	45,762	(32,409)	13,353
*	The shares and per share information are presented on a retroactive basis to reflect the consolidation of ordinary shares (Note 11).

The accompanying notes are an integral part of these consolidated financial statements.

AIRNET TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars in thousands)

	For the years ended December 31,
	2020	2021	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$6,448	$(17,787)	$(12,311)

Adjustments to reconcile net income/(loss) to net cash used in operating activities:
Bad debt provisions	412	258	100
Depreciation and amortization	1,334	3,954	2,836
Amortization of right-of-use asset	946	571	17
Impairment of fixed assets and crypotcurrencies	—	—	4,510
Share-based compensation	186	186	60
Loss from and impairment on long-term investments	2,947	2,990	2,670
Loss on disposal of property and equipment	13	—	—
Cost of non-deductible input VAT that generated in prior years	1,318	521	27
Other income on concession payable waived	(563)	—	—
Other income on disposal of subsidiaries	(8,974)	—	—
Income tax benefit due to reverse of UTP	(11,065)	—	—

Changes in assets and liabilities
Accounts receivable	(1,717)	7,882	737
Prepaid concession fees	724	(628)	628
Other current assets	(606)	547	614
Cryptocurrency, less impairment		(659)	228
Long-term deposits	499	(131)	142
Amount due from related parties	1	27	—
Accounts payable	1,075	(3,846)	(2,591)
Accrued expenses and other current liabilities	141	620	(331)
Deferred revenue	(327)	839	4,317
Amount due to related parties	821	—	76
Income tax payable	1,391	571	(1,098)
Lease liabilities	(559)	(890)	(17)
Net cash (used in) provided by operating activities	(5,555)	(4,975)	614

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(2,805)	(83)	—
Proceeds from disposal of equity investment	7,245	—	—
Proceeds from disposal of subsidiaries	—	435	—
Net cash provided by investing activities	4,440	352	—

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash received from short-term bank loans	5,217	18,938	10,745
Cash repaid for short-term bank loans	—	(6,762)	(11,942)
Cash repaid for long-term loan	(145)	(2,605)	—
Cash repaid to third party	—	(18,171)	(537)
Cash received from loans due to related parties	—	—	1,098
Cash received from loans due to third parties	—	—	2,449
Loans provided to related parties	—	—	(601)
Cash repaid for loan due to related parties	(1,849)	(1,531)	—
Capital contribution from non-controlling interest	1,449	698	—
Financing received from the third parties	14,492	—	—
Net cash provided by (used in) financing activities	19,164	(9,433)	1,212

Effect of exchange rate changes	690	367	(833)

Net increase (decrease) in cash, cash equivalents and restricted cash	14,651	(14,041)	1,131
Cash, cash equivalents and restricted cash, at beginning of year	959	15,610	1,569
Cash, cash equivalents and restricted cash, at end of year	$15,610	$1,569	$2,700

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income tax paid	$16	$72	$12
Interests paid	$326	$784	$838

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES:
Share issuance for purchase of property and equipment	$2,531	$8,950	$34,179
Dividend from a RPT to settle the payable to that RPT	679	—	—
Recognition of right-of-use and lease payment liability	$59	$94	$—

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows:

	As of December 31,
	2020	2021	2022
Cash and cash equivalents	$283	$1,569	$2,700
Restricted cash	15,327	—	—
Total cash, cash equivalents and restricted cash	$15,610	$1,569	$2,700

The accompanying notes are an integral part of these consolidated financial statements.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In U.S. dollars in thousands, except share and per share data)

1.           ORGANIZATION AND PRINCIPAL ACTIVITIES

Introduction of the Group

AirNet Technology Inc. (“AirNet” or the “Company”) was incorporated in the Cayman Islands on April 12, 2007.

AirNet, its subsidiaries, through its variable interest entities (“VIEs”) and VIEs’ subsidiaries (collectively the “Group”) to operate its out-of-home advertising network, primarily air travel advertising network, in the People’s Republic of China (the “PRC”). And the Company conducts the cryptocurrencies mining business operations by its Hong Kong subsidiary Blockchain Dynamics Limited.

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In U.S. dollars in thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

Introduction of the Group – continued

As of issuance date of this report, details of the Company’s subsidiaries, VIEs and VIEs’ subsidiaries are as follows:

	Date of		Percentage
	incorporation/	Place of	of legal
Name	acquisition	incorporation	ownership

Intermediate Holding Company:
Broad Cosmos Enterprises Ltd. (“Broad Cosmos”)	June 26, 2006	British Virgin Islands ("BVI")	100
AirNet International Limited ("AirNet International")	July 14, 2007	BVI	100
AirNet (China) Limited ("AN China")	August 5, 2005	Hong Kong	100
Subsidiaries:
Blockchain Dynamics Limited	January 11, 2021	Hong Kong	100
Energy Bytes Inc.	January 21, 2022	United States	100
Yuehang Chuangyi Technology (Beijing) Co., Ltd. ("Chuangyi Technology")	September 19, 2005	the PRC	100
Shenzhen Yuehang Information Technology Co., Ltd. ("Shenzhen Yuehang")	June 6, 2006	the PRC	100
Xi’an Shengshi Dinghong Information Technology Co., Ltd. ("Xi’an Shengshi")	December 31, 2007	the PRC	100
VIEs:
Beijing Linghang Shengshi Advertising Co., Ltd. ("Linghang Shengshi ")	August 7, 2005	the PRC	N/A
Wangfan Tianxia Network Technology Co., Ltd.(“Iwanfan”)	May 6, 2016	the PRC	N/A
Yuehang Sunshine Network Technology Group Co., Ltd. ("AirNet Online")	April 30, 2015	the PRC	N/A
VIEs’ subsidiaries:
Beijing Yuehang Digital Media Advertising Co., Ltd. ("Beijing Yuehang")	January 16, 2008	the PRC	N/A
Beijing AirNet Pictures Co., Ltd. ("AirNet Pictures")	September 13, 2007	the PRC	N/A
Wenzhou Yuehang Advertising Co., Ltd. ("Wenzhou Yuehang")	October 17, 2008	the PRC	N/A
Beijing Dongding Gongyi Advertising Co., Ltd. ("Dongding")	February 1, 2010	the PRC	N/A
Guangzhou Meizheng Online Network Technology Co., Ltd. ("Guangzhou Meizheng")	May 17, 2013	the PRC	N/A
Air Esurfing Information Technology Co., Ltd. ("Air Esurfing")	September 25, 2013	the PRC	N/A
Wangfan Linghang Mobile Network Technology Co., Ltd. ("Linghang")	April 23, 2015	the PRC	N/A
Beijing Wangfan Jiaming Pictures Co., Ltd. ("Wangfan Jiaming")	December 31, 2015	the PRC	N/A
Meizheng Network Information Technology Co., Ltd. (“Meizheng Network”)	August 8, 2016	the PRC	N/A
Beijing Wangfan Jiaming Advertising Co.,Ltd. ("Jiaming Advertising")	January 1, 2007	the PRC	N/A
Shandong Airmedia Cheweishi Network Technology Co., Ltd. (“Shangdong Cheweishi”)	July 21, 2016	the PRC	N/A
Dingsheng Ruizhi (Beijing) Investment Consulting Co., Ltd. (“Dingsheng Ruizhi”)	May 25, 2016	the PRC	N/A
Yuehang Zhongying E-commerce Co., Ltd. (“Zhongying”)	May 17, 2018	the PRC	N/A
Beijing Airport United Culture Media Co., Ltd. (“Airport United”)	June 19, 2018	the PRC	N/A
Yuehang Sunshine (Beijing) Asset Management Co., Ltd. (“Yuehang Asset”)	January 18, 2019	the PRC	N/A
Air Joy Media Private Limited (“Air Joy”)	November 15, 2019	Singapore	N/A

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In U.S. dollars in thousands, except share and per share data)

1.ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

The VIE arrangements - continued

The following financial statement information for AirNet’s VIEs were included in the accompanying consolidated financial statements, presented net of intercompany eliminations, as of and for the years ended December 31:

	As of December 31,
	2021	2022

Total current assets	$29,093	$38,369
Total non-current assets	53,744	44,476

Total assets	82,837	82,845

Total current liabilities	350,652	345,450
Total non-current liabilities	13	9

Total liabilities	$350,665	$345,459

	For the years ended December 31,
	2020	2021	2022

Net revenues	$23,434	$9,075	$2,867
Net income (loss)	7,672	(15,726)	(2,482)
Net cash used in operating activities	(5,681)	(5,231)	1,729
Net cash provided by investing activities	352	—	—
Net cash provided by (used in) financing activities	19,164	(9,433)	1,212

The VIEs contributed an aggregate of 100.0%, 77.7% and 96.6% of the consolidated net revenues for the years ended December 31, 2020, 2021 AND 2022, respectively. As of December 31, 2021 and 2022, the VIEs accounted for an aggregate of 86.3% and 71.5%, respectively, of the consolidated total assets, and 71.5% and 69.3%, respectively, of the consolidated total liabilities.

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

(b)          Going concern

The Group has a history of operating losses and negative operating cash flows and has negative working capital of $31,994 as of December 31, 2022.These conditions raise substantial doubt about the Group’s ability to continue as a going concern.

The Group plans to strengthen the air travel media network business to drive its revenues and bring in cash from operation. In addition, additional computer servers will be placed in service for cryptocurrency minning within next twelve months. However, there is no assurance that the measures above can be achieved as planned. Nevertheless, management prepared the consolidated financial statements assuming the Group will continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

(c)         Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, its VIEs and its VIEs’ subsidiaries. All inter-company transactions and balances have been eliminated upon consolidation.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

(g)          Fair value of financial instruments

The Group’s financial instruments include cash, accounts receivable, cryptocurrency, amount due from related parties, amount due to related parties and accounts payable. The Group did not have any other financial assets and liabilities or nonfinancial assets and liabilities that are measured at fair value on recurring basis as of December 31, 2021 and 2022.

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In U.S. dollars in thousands, except share and per share data)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(i)          Cryptocurrencies

Cryptocurrencies are included in current assets in the accompanying consolidated balance sheets. Cryptocurrencies awarded to the Group through its mining activities are accounted for in connection with the Group’s revenue recognition policy disclosed below.

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

(j)          Allowance for doubtful accounts

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

As of December 31, 2022, the net carrying amount of long-lived assets consisted of right of use asset of $16 and property and equipment of $10,885. The property and equipment mainly included office building located in the center of Beijing of $9,324. Due to downtown of the cryptocurrency market, the Company provided fully impairment for the computer servers for cryptocurrency mining with an amount of $4,079.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

At the commencement date, the Group recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate for the same term as the underlying lease. The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All right-of-use assets are reviewed for impairment. No impairment for right-of-use lease assets as of December 31, 2022.

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

Generally, the Group recognizes revenue under ASC Topic 606 for each type of its performance obligation either over time (generally, the transfer of a service) or at a point in time (generally, the transfer of content) as follows:

The Group’s revenues are mainly derived from selling advertising time slots on the Group’s advertising networks and cryptocurrency mining.

Revenue by service categories

	For the years ended December 31,
	2020	2021	2022
Revenues from operations:
Air Travel Media Network	$23,474	$9,191	$2,768
Cryptocurrency mining	—	2,604	—
Others	72	1	201
	$23,546	$11,796	$2,969

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

Deferred revenue

Prepayments from customers for advertising service are deferred when corresponding performance obligation is not satisfied and recognized as revenue when the advertising services are rendered. The balance of deferred revenue as of December 31, 2022 is $7,745, the majority of which is $5,295 for the unsatisfied performance obligation with two customers with contracts amount of $5,536.

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In U.S. dollars in thousands, except share and per share data)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(o)          Revenue recognition - continued

Nonmonetary exchanges - continued

In 2019 the Group also entered into a contract with Beijing Kingsoft Co., Ltd.(“Kingsoft”) to provide advertising services in exchange for office software and recognized revenue of $431. As of December 31, 2019, the Group has received the office software and accounted it as property and equipment, while a deferred revenue was accrued in the meantime as the agreed advertising services has not been provided. As of December 31, 2020, the advertising services have not been provided as Kingsoft did not require the advertising service considering the low efficiency of advertisement due to the impact from COVID-19. No direct costs are attributable to the revenues. There was no revenue recognized for nonmonetary transactions for the years ended December 31, 2021 and 2022.

(p)          Value Added Tax (“VAT”)

The Company’s PRC subsidiaries are subject to value-added taxes at a rate of 6% on revenues and paid after deducting input VAT on purchases. The net VAT balance between input VAT and output VAT is reflected in the account as input VAT receivable or other taxes payable. The Group’s gross revenue is presented net of VAT. As of December 31, 2022, the Group assessed the recoverability of estimated input VAT that was generated in prior year and recognized a cost of non-deductible input VAT that was generated in prior years of $27 for the year ended December 31, 2022.

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

(s)          Advertising costs

The Group expenses advertising costs as incurred. Total advertising expenses were $201, $143 and $24 for the years ended December 31, 2020, 2021 and 2022, respectively, and have been included as part of selling and marketing expenses.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2022, the Group had no uncertain tax positions that if recognized would affect the annual effective tax rate.

The Group is not currently under examination by any income taxing authority, nor has it been notified of an impending examination. As of December 31, 2022, income tax returns for the tax years ended December 31, 2017 through December 31, 2021 remain open for statutory examination.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

(w)          Comprehensive (loss) income

Comprehensive (loss) income includes net (loss) income and foreign currency translation adjustments and is presented net of tax. The tax effect is nil for the three years ended December 31, 2020, 2021 and 2022 in the consolidated statements of comprehensive (loss) income.

(x)          Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and accounts receivable. The Group places their cash with financial institutions with high-credit rating and quality in China. For the years ended December 31, 2021 and 2022, there are two and three customers accounting for 10% or more of total revenue, respectively. As of December 31, 2021 and 2022, there are three and two customer accounting for 10% or more of total accounts receivables, respectively.

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

(z)       Recent issued accounting standards

Recently issued ASUs by the FASB are not expected to have a material impact on the Group’s consolidated results of operations or financial position.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

The following tables present the summary of each reportable segment’s revenue and income, which is considered as a segment operating performance measure, for the fiscal years ended December 31, 2020, 2021 and 2022:

	For the year ended December 31, 2020
	Media	Cryptocurrency
	Network	mining	Subtotal	Other	Consolidated
Revenues from external customers	$23,546	$—	$23,546	$—	$23,546
Depreciation and amortization	$(1,334)	$—	$(1,334)	$—	$(1,334)
Segment gross profit	$3,846	$—	$3,846	$—	$3,846
Segment gross profit margin	16%	—	16%	—	16%

	For the year ended December 31, 2021
	Media	Cryptocurrency
	Network	mining	Subtotal	Other	Consolidated
Revenues from external customers	$9,192	$2,604	$11,796	$—	$11,796
Depreciation and amortization	$(1,191)	$(2,763)	$(3,954)	$—	$(3,954)
Segment gross loss	$(2,822)	$(276)	$(3,098)	$—	$(3,098)
Segment gross profit margin	(31)%	(11)%	(26)%	—	(26)%

	For the year ended December 31, 2022
	Media	Cryptocurrency
	Network	mining	Subtotal	Other	Consolidated
Revenues from external customers	$2,969	$—	$2,969	$—	$2,969
Depreciation and amortization	$(808)	$(2,028)	$(2,836)	$—	$(2,836)
Segment gross loss	$(442)	$(1,914)	$(2,355)	$—	$(2,355)
Segment gross profit margin	(15)%	0%	(79)%	—	(79)%

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In U.S. dollars in thousands, except share and per share data)

4.           ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consists of the following:

	As of December 31,
	2021	2022
Accounts receivable, gross	$5,408	$4,311
Less: Allowance for doubtful accounts	(3,150)	(2,890)
Accounts receivable, net	$2,258	$1,421

Movement of allowance for doubtful accounts is as follows:

	For the years ended December 31,
	2020	2021	2022
Beginning of year	$5,437	$3,797	$3,150
Addition	524	234	100
Reverse	(144)	(875)	(380)
Disposal of subsidiaries	(2,276)	—	—
Exchange rate adjustment	256	(6)	20
End of year	$3,797	$3,150	$2,890

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In U.S. dollars in thousands, except share and per share data)

5.           OTHER CURRENT ASSETS, NET

Other current assets, net, consist of the following:

	As of December 31,
	2021			2022
	Gross	Allowance	Net	Gross	Allowance	Net

Receivable from third party (i)	$27,107	$(21,862)	$5,245	$29,346	$(20,002)	$9,344
Receivable from AM Advertising and its subsidiaries (ii)	23,257	$(8,545)	$14,712	22,840	$(7,896)	$14,944
Input VAT receivable(iii)	5,379	—	5,379	3,296	—	3,296
Other prepaid expenses	4,223	(3,089)	1,134	3,917	(2,490)	1,427
Short-term deposits	3,980	—	3,980	1,102	—	1,102
Prepaid selling and marketing fees	983	(448)	535	533	(319)	214
Receivable from Non-controlling shareholders	736	(736)	—	709	(709)	—
Prepaid individual income tax and other employee advances	510	(166)	344	500	(155)	345
Stock subscriptions receivable(iv)	155	—	155	149	—	149
Prepaid expenses of equipment(v)	—	—	—	34,179	—	34,179
Others	50	—	50	72	—	72
Total	$66,380	$(34,846)	$31,534	$96,643	$(31,571)	$65,072
(i)	Receivable from third party mainly represented the concession fee deposits of Guangzhou Meizheng for the ceased operations in providing Wi-Fi services on trains that is expected to be refunded within one year and the refund receivable of concession fee from an airline company. As of December 31, 2021 and 2022, the management conducted a review on the outstanding balance and recorded bad debt provision on other current assets for which the collectability is assessed to be remote. It also consisted of loans to third parties are in order to secure them to provide advertising services at prime locations to the Group. As of December 31, 2021 and 2022, the Group had balance of various loan agreements with third parties with aggregated amount of $6,723 and $6,056, respectively with the terms of one year. The interest rates were around 5% without any assets pledged for the years ended December 31, 2021 and 2022, respectively. As of December 31, 2021 and 2022, the bad debt allowance for loan to third parties amounted to $6,699 and $6,056, respectively.
(ii)	Receivable from AM Advertising and its subsidiaries balance amounted to $23,257 and $22,840 as of December 31, 2021 and 2022, respectively. As of December 31, 2021 and 2022, $8,545 and $7,896 of bad debt allowance were made for the receivable balance, respectively. See Note 19 (b) for further discussion of AM Advertising.
(iii)	Input VAT receivable decreased by $2,083 from $5,379 as of December 31, 2021 to $3,296 as of December 31, 2022. In 2021 and 2022, economy was adversely affected by the unpredictable COVID-19 and the Group expected that it would be remote to receive invoices to certify the estimated input VAT.
(iv)	On December 30, 2020, the Group issued 23,876,308 ordinary shares to purchase computer servers valued at $2,531, which are specifically designed for mining cryptocurrencies and have been subsequently transferred to the Group in January 2021.
(v)	On April 6, 2022, the Group issued 179,986,169 ordinary shares to purchase computer servers valued at $34,179, which are specifically designed for mining cryptocurrencies.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In U.S. dollars in thousands, except share and per share data)

6.           PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consist of the following:

	As of December 31,
	2021	2022
Wi-Fi and network equipment	$18,544	$17,061
Office property	11,747	10,855
Software	10,558	9,756
Digital display network equipment	5,882	5,085
Computer and office equipment	12,671	11,238
Leasehold improvement	2,769	2,540
Furniture and fixture	785	754
Vehicle	586	575
Total original costs	63,542	57,864
Less: impairment	(16,353)	(19,189)
Less: accumulated depreciation	(28,067)	(27,957)
Construction in progress	180	167
Total property and equipment, net	$19,302	$10,885

Depreciation expense for the years ended December 31, 2020, 2021 and 2022 were $1,334, $3,954 and $2,836, respectively. Impairment loss recorded for the years ended December 31, 2020, 2021 and 2022 were all nil and $4,079.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In U.S. dollars in thousands, except share and per share data)

7.           LONG-TERM INVESTMENTS, NET

(a)         Equity method investments,net

The Group had the following equity method investments:

	As of December 31,
	2021		2022
	Percentage		Percentage
	of		of
Name of company	ownership	Amount	ownership	Amount
	%		%
Beijing Eastern Media Corporation Ltd. (“BEMC”) (1)	49	$1,338	49	$1,186
Lanmeihangbiao Tiandi Internet Investment Management (Beijing) Co., Ltd. (“LMHB”) (2)	40	193	40	178
Unicom AirNet (Beijing) Network Co., Ltd. (“Unicom AirNet”) (3)	39	6,830	39	3,897
Less: impairment on equity method investments:
LMHB (2)		(191)		(178)
Equity method investments, net		$11,844		$5,083
(1)	In March 2008, the Group entered into a definitive agreement with China Eastern Media Corporation, Ltd., a subsidiary of China Eastern Group and China Eastern Airlines Corporation Limited operating the media resources of China Eastern Group, to establish a joint venture, BEMC. BEMC was incorporated on March 18, 2008 in the PRC with China Eastern Media Corporation and the Group holding 51% and 49% equity interest, respectively. BEMC obtained concession rights of certain media resources from China Eastern Group, including the digital TV screens on airplanes of China Eastern Airlines, and paid concession fees to its shareholders as consideration. The investment was accounted for using the equity method of accounting as the Group has the ability to exercise significant influence to the operation of BEMC. The Group recognized gains of $197, $57 and a loss of $37 on this investment for the years ended December 31, 2020, 2021 and 2022, respectively.
(2)	In September 2015, AirNet Online entered into an agreement with BlueFocus Wireless Internet (Beijing) Investment Management Co., Ltd. and two individual investors to establish a joint venture, LMHB. LMHB is mainly engaged in investment management of Wi-Fi platform marketing and other mobile internet industries. The investment fully impaired as of December 31, 2018.
(3)	On February 22, 2017, AirNet Online established Unicom AirNet, jointly with Unicom Broadband Online Co., Ltd. and Chengdu Haite Kairong Aeronautical Technology Co., Ltd., a wholly owned subsidiary of a listed company providing aeronautical technical services. Pursuant to a capital contribution agreement entered into by the relevant parties, AirNet Online invested RMB117.9 million in Unicom AirNet. After this transaction, AirNet Online currently holds 39% of equity interests in Unicom AirNet. The investment was accounted for using the equity method of accounting as the Group has the ability to exercise significant influence over the operations of Unicom AirNet. The Group recorded its share of the loss of Unicom AirNet of $2,945 and $2,635 for the years ended December 31, 2021 and 2022, respectively.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In U.S. dollars in thousands, except share and per share data)

7.           LONG-TERM INVESTMENTS, NET - continued

(b)         Equity investments without readily determinable fair values, net

The Group had the following equity investments without readily determinable fair values, other-than-temporary impairment of $52,739 and $48,732 was recognized as of December 31, 2021 and 2022, respectively:

	As of December 31,
	2021		2022
	Percentage		Percentage
	of		of
Name of company	ownership	Amount	ownership	Amount
	%		%
Beijing Zhongjiao Huineng Information Technology Co., Ltd (“Zhongjiao Huineng”) (1)	13	$589	13	$545
AM Advertising (2)	20	83,534	20	77,187
Less: impairment
Zhongjiao Huineng (1)		(589)		(545)
AM Advertising (2)		(52,150)		(48,187)
Equity investments without readily determinable fair values, net		$31,384		$29,000
(1)	In January 2016, the Group acquired 13.3% equity interest in Zhongjiao Huineng, a company established in the PRC that is mainly engaged in providing WIFI and GPS service to logistic industry. A full impairment loss was provided as of December 31, 2018.
(2)	The investment in AM Advertising was accounted for using the cost method of accounting, as the Group does not have the ability to exercise significant influence to the operation from 2016. In December 2018, the Group transferred the 20.32% equity interests in AM Advertising but did not derecognize this long-term investment considering the existence of continuing involvement and more than trivial benefit owned by the Group. Meanwhile the Group determined the fair value of this investment in AM Advertising according to the transaction price received, which became the new basis of the investment. Hence, the investment impairment loss of $50,159 in AM Advertising was recorded for the year ended December 31, 2018 and the accumulated impairment was $47,736 as of December 31, 2019 and $50,932 as of December 31, 2020, due to changes from foreign currency translation adjustment. As of October 30, 2019, the Group and the transferee entered into a supplementary agreement on the outstanding amount of RMB380 million. The Group assessed that the supplementary agreement cannot trigger the derecognition of AM Advertising as of December 31, 2021 and 2022.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Supplemental balance sheet information related to operating lease was as follows:

	As of December 31,
	2021	2022
Right-of-use assets	$18	$16

Lease liabilities - current	$8	$10
Lease liabilities - non-current	13	9
Total lease liabilities	$21	$19

The weighted average remaining lease terms and discount rates for the operating lease were as follows as of December 31, 2022:

Remaining lease term and discount rate:
Weighted average remaining lease term (years)	1.13
Weighted average discount rate	7.5%

For the years ended December 31, 2021 and 2022, the Group incurred lease expenses as follows.

	For the year ended December 31,
	2021	2022
Operating lease cost	$717	$19
Short-term lease cost	—	—
Total	$717	$19

The following is a schedule, by fiscal years, of maturities of lease liabilities as of December 31, 2022:

2023	$27
2024	—
Total lease payments	27
Less: imputed interest	(8)
Present value of lease liabilities	$19

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In U.S. dollars in thousands, except share and per share data)

9.          ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the follows:

	As of December 31,
	2021	2022
Accrued payroll and welfare	$1,833	$1,742
Other tax payable	55	50
Accrued staff disbursement	1,048	1,010
Deposit payable	27	25
Other current liabilities (i)	6,406	8,137
Other accrued expenses	326	313
	$9,695	$11,277
(i)	The other current liabilities mainly consist of other payables to third parties of $15,327 that was financed from two third parties for the purpose of capital turnover for operation. The cash received from the other payable to third parties of $15,327 was pledged for certificated deposits in the banks as of December 31, 2020 as the Group need to undertake the guarantee responsibility, and the full amount therein was repaid to one of the third parties in 2021. It also consisted of the amounts due to AM Advertising and its subsidiaries mainly represent the borrowings from AM Advertising and its subsidiaries for the purpose of operation.

10.          INCOME TAXES

AirNet is a tax-exempted company incorporated in the Cayman Islands.

Broad Cosmos is tax-exempted company incorporated in the British Virgin Islands.

AN China and Blockchain Dynamics Limited are subject to Hong Kong tax law. According to Tax (Amendment) (No. 3) Ordinance 2018 published by Hong Kong government, form April 1, 2018, under the two-tiered profits tax rates regime, the profits tax rate for the first HK$2.0 million of assessable profits will be lowered to 8.25% (half of the rate specified in Schedule 8 to the Inland Revenue Ordinance (IRO)) for corporations and 7.5% (half of the standard rate) for unincorporated businesses (mostly partnerships and sole proprietorships). Assessable profits above HK$2.0 million will continue to be subject to the rate of 16.5% for corporations and standard rate of 15% for unincorporated businesses. AN China is qualified to elect the tax rate of 8.25% as it has no assessable profit in 2018, and has a small profit in 2020, 2021 and 2022.

The Group’s subsidiaries in the PRC are all subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws and regulations except for Air Joy, which was incorporated in Singapore with an income tax rate of 17% and has no assessable profit in 2020, 2021 and 2022. The EIT rate for the Group’s operating in PRC was 25% with the following exceptions.

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In U.S. dollars in thousands, except share and per share data)

10.          INCOME TAXES - continued

Income tax expenses (benefits) are as follows:

	For the years ended December 31,
	2020	2021	2022
Income tax expenses (benefits):
Current	$830	$284	$17
Deferred	—	—	—
Income tax benefit due to reverse of UTP	(11,065)	—	—
	$(10,235)	$284	$17

Reconciliation between the provision for income taxes computed by applying the PRC EIT rate of 25% to income before income taxes and the actual provision of income taxes is as follows:

	For the years ended December 31,
	2020	2021	2022

Net loss before provision for income taxes	$(3,787)	$(17,503)	$(12,294)
PRC statutory tax rate	25%	25%	25%
Income tax at statutory tax rate	(947)	(4,376)	(3,074)

Expenses not deductible for tax purpose
Entertainment expenses exceeded the tax limit	48	42	28
Tax effect of impairment loss on property and equipment and intangible assets	—	—	668
Tax effect of unrealized net operating loss	4,481	5,575	7,780
Tax effect of other permanent differences	19	—	—
Non-taxable gain from subsidiaries disposal	(14,323)	—	—
Effect of income tax benefit due to reverse of UTP	(11,065)	—	—
Changes in valuation allowance	10,282	(763)	(4,326)
Effect of preferential tax rates granted to PRC entities	1,599	121	—
Effect of income tax rate change	(396)	(391)	(1,026)
Effect of income tax rate difference in other jurisdictions	67	76	(33)
Income tax (benefits) expenses	$(10,235)	$284	$17
Effective tax rates	270.3%	(1.6)%	(0.1)%

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In U.S. dollars in thousands, except share and per share data)

10.          INCOME TAXES - continued

The principal components of the Group’s deferred income tax assets are as follows:

	As of December 31,
	2021	2022
Deferred tax assets:
Allowance for doubtful accounts	$10,456	$10,391
Amortization of intangible assets	589	141
Net operating loss carry forwards	44,878	57,172
Excess marketing and advertising expense (15%)	42	28
Impairment on equipment	—	668
Recognized cost of non-deductible VAT-input that generated in prior years	521	28
Total deferred tax assets	56,486	68,427
Valuation allowance	(56,486)	(68,427)
Total deferred tax assets, net	$—	$—

The Group had deferred tax assets which consisted of tax loss carry-forwards, accruals and reserves which can be carried forward to offset future taxable income. The valuation allowance provided as of December 31, 2021 and 2022 relates to the deferred tax assets generated by the Group’s VIEs. The Group’s subsidiaries in the PRC had total net operating loss carry forwards approximately of $57,172 as of December 31, 2022. The net operating loss carry forwards for the PRC subsidiaries will expire on various dates through year 2026. The Group’s valuation allowance increased by $11,941 from $56,486 as of December 31, 2021 to $68,427 as of December 31, 2022.

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

For years ending December 31, 2020, 2021 and 2022, the Group recognized no interest expense related to unrecognized tax benefits. The Group is not currently under examination by any income taxing authority, nor has it been notified of an impending examination. As of December 31, 2022, tax years 2017 to present are subject to examination by the tax authorities.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

However, the Company’s subsidiaries located in the PRC were in a loss position and had accumulated deficit as of December 31, 2022, and the tax basis for the investment was greater than the carrying value of this investment. A deferred tax asset should be recognized for this temporary difference only if it is apparent that the temporary difference will reverse in the foreseeable future. Absent of evidence of a reversal in the foreseeable future, no deferred tax asset for such temporary difference was recorded. The Company did not record any tax on any of the undistributed earnings because the relevant subsidiaries do not intend to declare dividends and the Company intends to permanently reinvest it within the PRC.

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In U.S. dollars in thousands, except share and per share data)

11.          NET INCOME (LOSS) PER SHARE

On November 30, 2022, with the approval of shareholder meeting, the Company consolidated every forty of the authorized (whether issued or unissued) shares of each class of par value of US$0.001 each in the capital of the Company into one share of the same class of par value of US$0.04 each (the “Share Consolidation”).

Following and as a result of the Share Consolidation, the authorized share capital of the Company will be US$1,000,000 divided into 22,500,000 ordinary shares of a nominal or par value of US$0.04 each and 2,500,000 preferred shares of a nominal or par value of US$0.04 each.

Upon the Share Consolidation, the ratio of its American Depositary Receipts representing ordinary shares (“ADS”) of the Company will be amended from one ADS representing ten (10) ordinary shares of the Company to one (1) ADS representing one (1) ordinary share of the Company.

All share and per share data as of December 31, 2020, 2021 and 2022 and for the years ended December 31, 2020, 2021 and 2022 are presented on a retroactive basis.

The calculation of the net income (loss) per share is as follows:

	For the years ended December 31,
	2020	2021	2022

Numerator:
Net income (loss) attributable to AirNet Technology Inc.’s ordinary shareholders	$7,527	$(17,335)	$(13,335)

Denominator:
Weighted average ordinary shares outstanding used in computing net (loss) income per ordinary share
Basic and diluted (i)	3,144,890	4,390,703	7,803,348
Weighted average shares used in calculating (loss) income per ADS
Basic and diluted	3,144,890	4,390,703	7,803,348

Net income (loss) per ordinary share
Basic and diluted	$2.39	$(3.95)	$(1.71)

Net income (loss) per ADS (ii)
Basic and diluted	$2.39	$(3.95)	$(1.71)

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

The following summary of stock option activities for the year ended December 31, 2022:

Outstanding Options
		Weighted		Weighted
		average	Weighted	average
		exercise	average	remaining	Aggregate
	Number of	price	grant-date	contractual	intrinsic
	options	per option	fair value	terms	value
Outstanding as of January 1, 2022	6,540,000	$0.44	$0.35	1.53	$—
Granted	—	—	—	—	—
Exercised	—	—	—	—	—
Forfeited	—	—	—	—	—
Expired	—	—	—	—	—

Outstanding as of December 31, 2022	6,540,000	$0.44	$0.35	0.53	$—
Options vested and expected to vest as of December 31, 2022	6,540,000	$0.44	$0.35	0.53	$—

Options exercisable as of December 31, 2022	4,152,490	$0.53	$0.53	0.20	$—

The total intrinsic value of options exercised during the years ended December 31, 2020, 2021 and 2022 were all nil. The Group recorded share-based compensation of $186, $186 and $60 for the years ended December 31, 2020, 2021 and 2022, respectively. There was $5 of total unrecognized compensation expense related to unvested share options granted as of December 31, 2022, which is expected to be recognized over a weighted-average period 0.04 years on a straight-line basis.

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

No options were granted during 2020 to 2022.

13.          FAIR VALUE MEASUREMENT

Measured on recurring basis

The Group measured its financial assets and liabilities, including cash and cash equivalents, accounts receivable, amounts due from related parties, prepaid equipment costs, accounts payable and amounts to from related parties on a recurring basis as of December 31, 2021 and 2022.

Cash and cash equivalents and cryptocurrency are classified within Level 1 of the fair value hierarchy because they are valued based on the quoted market price in an active market. The carrying amounts of accounts receivable, amounts due from related parties, prepaid equipment cost and accounts payable approximate their fair values due to their short-term maturity.

Measured on non-recurring basis

The Group measured property and equipment at fair value on a nonrecurring basis. The fair value was determined using models with significant unobservable inputs (Level 3 inputs). This was based on a number of key assumptions, including, but not limited to, undiscounted future cash flows and the annual net revenue projections based on the projected levels of advertising activities during the forecast periods, all of which were classified as Level 3 in the fair value hierarchy. As a result, the Group recorded nil, nil and nil impairment charged for the years ended December 31, 2020, 2021 and 2022, respectively.

The Group measured its long-term investment in AM Advertising at fair value on a nonrecurring basis as result of the disposal transaction. The fair value was determined using the market approach with unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities (Level 2 inputs). The impairment recorded was nil, nil and nil impairment charged for the years ended December 31, 2020, 2021 and 2022, respectively.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In U.S. dollars in thousands, except share and per share data)

14.          TREASURY SHARES AND REVERSE ADS SPLIT

Up to December 31, 2022, the Company had repurchased an aggregate of 1,306,486 ADSs from the open market for a total consideration of $17,400, of which 438,137 ADSs had been cancelled and 868,349 ADSs were recorded as treasury stock.

As of December 31, 2020 and 2021, accumulated 665,121 and 769,077 ADS of treasury stock have been reissued. As a result of Share Consolidation in note 11, there was 24,818 ADS as of December 31, 2022.

15.         MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ income. The total contribution for such employee benefits were $1,088, $1,056 and $686 for the years ended December 31, 2020, 2021 and 2022, respectively.

16.          STATUTORY RESERVES

As stipulated by the relevant law and regulations in the PRC, the Group’s subsidiaries, VIEs and VIEs’ subsidiaries in the PRC are required to maintain non-distributable statutory surplus reserve. Appropriations to the statutory surplus reserve are required to be made at not less than 10% of profit after taxes as reported in the subsidiaries’ statutory financial statements prepared under the PRC GAAP. Once appropriated, these amounts are not available for future distribution to owners or shareholders. Once the general reserve is accumulated to 50% of the subsidiaries’ registered capital, the subsidiaries can choose not to provide more reserves. The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production and increase in registered capital of the subsidiaries. The Group allocated no statutory reserves during the years ended December 31, 2020, 2021 and 2022. The statutory reserves cannot be transferred to the Company in the form of loans or advances and are not distributable as cash dividends except in the event of liquidation.

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

As of December 31, 2022, the balance of restricted net assets was $343,675, of which $138,700 was attributed to the paid-in-capital, additional paid-in-capital and statutory reserves of the VIEs and VIEs’ subsidiaries, and $204,975 was attributed to the paid in capital, additional paid-in-capital and statutory reserves of WFOE. Under applicable PRC laws, loans from PRC companies to their offshore affiliated entities require governmental approval, and advances by PRC companies to their offshore affiliated entities must be supported by bona fide business transactions.

18.         COMMITMENTS

As of December 31, 2022, the Group has no material purchase commitments or significant leases.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

As of December 31, 2022, the Group did not record a provision for these matters as management believes the possibility of adverse outcome of the matters is remote and any liability it may incur would not have a material adverse effect on its consolidated financial statements. However, it is not possible for the Group to predict the ultimate outcome and the possible range of the potential impact of failure to obtain such disclosed registrations and approvals primarily due to the lack of relevant data and information in the market in this industry in the past.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

As a result of the above disputes, the Group is no longer able to exercise significant influence in operating and strategic decision of AM Advertising and cannot access to AM Advertising’s financial information. Accordingly, the Group accounted its investment in AM Advertising as equity investments without readily determinable fair values (see Note 7) as of December 31, 2020, 2021 and 2022. AM Advertising and its subsidiaries are no longer related parties to the Group. As of December 31, 2016, the Group treated the provision for earnout commitment of $23,549 as contingent liability and did not record any additional provision for this matter as management believes the possibility of adverse outcome of the matter is remote and any liability it may incur would not have a material adverse effect on its consolidated financial statements.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In U.S. dollars in thousands, except share and per share data)

19.         LIABILITIES FOR LITIGATION - continued

During 2018, a memorandum of understanding and various supplemental agreements (collectively the “MoU”) were, were entered into with, among others, Longde Wenchuang and Beijing Cultural Center Construction and Development Fund (Limited Partnership), under which, among other things, Linghang Shengshi and Mr. Guo have agreed to pay or make available to AM Advertising on or prior to May 30, 2018 and further extended to September 30, 2018 and December 31, 2018 an aggregate of RMB304.5 million which was to be discounted by the following amounts (i) the RMB152.0 million profits attributable to Linghang Shengshi, Mr. Guo and Mr. Xu for the first nine months of 2015, based on a third-party pro forma audit report on AM Advertising; (ii) the loan of RMB88.0 million in principal balance and RMB7.8 million in interests; and (iii) the payment of RMB56.7 million in cash after the sale of the 20.32% equity interests in AM Advertising, which consisted of 20.18% equity interests hold by the Group and 0.14% equity interests hold by Mr. Man Guo and Mr. Qing Xu on behalf of the Group, and following the completion of the foregoing arrangements, the Group’s obligations with respect to the profit target for 2015, the earnout provision for the first nine months of 2015 and the loans between AM Advertising and Linghang Shengshi shall be deem completed. According to the aforesaid MoU, after Linghang Shengshi, Mr. Guo and Mr. Xu transfer all the equity interest of AM Advertising, they will cease to be shareholders of AM Advertising and will not be able to continuously assume the obligations in connection with the profit commitment and earn out provision as a matter of fact.

The sale of the 20.32% equity interests in AM Advertising (therein 20.18% was held by the Group) has been completed as of December 31,2018, while the cash payment of RMB56.7 million to Longde Wenchuang and Beijing Cultural Center Construction and Development Fund (Limited Partnership) has not been paid yet by the Group as of December 31, 2022. Upon the effectiveness of MoU, the Group has written off the contingency of provision for earnout provision, and has recorded an actual payable of earnout provision in the amount of RMB152.6 million as of December 31, 2018. On June 27, 2019, Linghang Shengshi received a letter of notification from AM Advertising requiring for the immediate payment for the net settlement of RMB 56.7 million (the “Letter”) and Linghang Shengshi responded to the Letter on June 28, 2019 by urging AM Advertising to cooperate with income tax deduction. According to an independent third-party attorney’s legal opinion issued in March 2021, the MoU was still effective.

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In U.S. dollars in thousands, except share and per share data)

19.         LIABILITIES FOR LITIGATION - continued

In January 2022, the court gave a judgement that Linghang Shengshi, Mr. Herman Man Guo and Mr. Qing Xu should pay RMB 56.7 million and interest (the “debts”) to AM Advertising within 10 days of the effective date of the judgment. In addition, Chuangyi Technology and AirNet is jointly and severally liable for the debts to the AM Advertising. Linghang Shengshi, Mr. Herman Man Guo, Mr. Qing Xu and Chuangyi Technology has entered an appeal to the court. The case is currently in the progress of second trial by the court. As the payable of earnout commitment of RMB 152.6 million have been adjusted since 2019 and the total amount of RMB 95.9 million of other current asset have been recorded per book, the net amount of the contingent liability was reflected in the consolidated financial statement of 2021, and no further adjustment was needed in a conclusion.

20.         RELATED PARTY TRANSACTIONS

(a)	Details of outstanding balances with the Group’s related parties as of December 31, 2021 and 2022 were as follows:

Amount due from related parties:

		As of December 31,
Name of related parties	Relationship	2021	2022
Xu Qing	Shareholder of the Company	$—	$435
Unicom AirNet	Equity method investment	—	166
		$—	$601
(1)	The amounts represent interest free advances to the related parties in a short-term basis for operation purpose.

Amount due to related parties:

		As of December 31,
Name of related parties	Relationship	2021	2022
Beijing Eastern Media Corporation Ltd.	Equity method investment	$—	$—
Zhichao Li	Shareholder	—	803
Rui Du	Shareholder	—	371
		$—	$1,174
(b)	Details of transactions with the Group’s related parties for the years ended December 31, 2021 and 2022 were as follows:

		For the year ended December 31,
Name of related parties	Transactions	2021	2022
Xu Qing	Loans provided to related parties	$—	$435
Unicom AirNet	Loans provided to related parties	—	166
Zhichao Li	Loans received from related parties	—	803
Rui Du	Loans received from related parties	—	371

21.         SUBSEQUENT EVENTS

The Group has evaluated subsequent events from December 31, 2022 and through the date of issuance of the consolidated financial statements, and did not identify any subsequent events with material financial impact or that required adjustment of the Group’s consolidated financial statements.

22.         FINANCIAL INFORMATION OF PARENT COMPANY

(a)Balance sheet

	As of December 31,
	2021	2022
Assets
Current assets
Cash and cash equivalents	$2	$2
Amount due from subsidiaries	27,298	49,691
Other current assets	108	108
Total current assets	27,408	49,801
TOTAL ASSETS	$27,408	$49,801

Liabilities
Current liabilities
Accrued expenses and other current liabilities	$2,909	$4,039
Total liabilities	2,909	4,039

Equity
Ordinary Shares ($0.04 par value; 22,500,000 shares authorized; 4,499,654 and 8,948,505 shares issued as of December 31, 2021 and 2022, respectively; 4,474,836 and 8,923,687 shares outstanding as of December 31, 2021 and 2022, respectively)	181	359
Additional paid-in capital	298,685	332,746
Treasury stock (24,818 shares as of December 31, 2021 and 2022)	(1,148)	(1,148)
Accumulated deficits	(304,904)	(318,239)
Accumulated other comprehensive income	31,685	32,044
Total equity	24,499	45,762
TOTAL LIABILITIES AND EQUITY	$27,408	$49,801

(b)Statements of operations

	For the years ended December 31,
	2020	2021	2022
Operating expenses
Selling and marketing	$—	$—	$—
General and administrative	(250)	(566)	(1,231)
Total operating expenses	(250)	(566)	(1,231)
Other (loss) income, net	(32)	(11)	41
Investment income (loss) in subsidiaries	7,809	(16,758)	(12,145)
Net income (loss) attributable to holders of ordinary shares	$7,527	$(17,335)	$(13,335)

22.         FINANCIAL INFORMATION OF PARENT COMPANY- continued

(c)Statements of comprehensive income (loss)

	For the years ended December 31,
	2020	2021	2022
Net income (loss)	$7,527	$(17,335)	$(13,335)
Other comprehensive loss, net of tax:
Change in cumulative foreign currency translation adjustment	(384)	377	359
Comprehensive income (loss) attributable to Parent Company	$7,143	$(16,958)	$(12,976)

(d)Statements of changes in equity

					(Accumulated	Accumulated
	Ordinary shares		Additional		deficits)	other
			paid-in	Treasury	retained	comprehensive	Total
	Shares	Amount	capital	stock	earnings	Income	equity
Balance as of December 31, 2020	3,738,527	152	288,879	(2,351)	(286,365)	31,308	31,623
Ordinary shares issued for share based compensation	25,989	1	—	1,203	(1,204)	—	—
Share issued	710,320	28	8,922	—	—	—	8,950
Share-based compensation	—	—	186	—	—	—	186
Capital contribution from non-controlling	—	—	698	—	—	—	698
Foreign currency translation adjustment	—	—	—	—	—	377	377
Net income	—	—	—	—	(17,335)	—	(17,335)
Balance as of December 31, 2021	4,474,836	181	298,685	(1,148)	(304,904)	31,685	24,499
Shares issued for purchase of equipment	4,448,851	178	34,001	—	—	—	34,179
Share-based compensation	—	—	60	—	—	—	60
Foreign currency translation adjustment	—	—	—	—	—	359	359
Net loss	—	—	—	—	(13,335)		(13,335)
Balance as of December 31, 2022	8,923,687	359	332,746	(1,148)	(318,239)	32,044	45,762

(e)Statements of cash flow

	For the years ended December 31,
	2020	2021	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$7,527	$(17,335)	$(13,335)
Investment income (loss) in subsidiaries	(7,809)	16,758	12,145
Share-based compensation	186	186	60

CHANGES IN WORKING CAPITAL ACCOUNTS
Accrued expenses and other current liabilities	96	391	1,130
Net cash used in operating activities	—	—	—

CASH FLOWS FROM INVESTMENT ACTIVITIES	—	—	—

CASH FLOWS FROM FINANCING ACTIVITIES	—	—	—

Net decrease in cash, cash equivalents and restricted cash	—	—	—
Cash, cash equivalents and restricted cash, at beginning of year	2	2	2
Cash, cash equivalents and restricted cash, at end of year	$2	$2	$2

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES:
Share issuance for purchase of property and equipment	$2,531	$8,950	$34,179

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