Form 20-F
period 2023-12-31
AIRNET TECHNOLOGY INC.
filed 2024-04-26
CIK 1413745

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Co-Chief Executive Officer

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2023, 4,474,836  ordinary shares  (excluding 24,818 ordinary shares and ordinary shares represented by ADSs reserved for settlement upon exercise of our incentive share awards), par value US$0.04 per share, were outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐	No ⌧

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐	No ⌧

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ⌧	No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ⌧	No ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Yes ☐	No ◻

AIRNET TECHNOLOGY INC.

INTRODUCTION

Except as otherwise indicated by the context, in this annual report:

●	“ADSs” refers to our American depositary shares, each of which represents one ordinary share;
●	“advertisers” refer to the ultimate brand-owners whose brands and products are being publicized by our advertisements, including both advertisers who purchase advertisements directly from us and advertisers who do so through third-party advertising agencies;
●	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Hong Kong, Macau and Taiwan;
●	“AirNet Online” refers to Yuehang Sunshine Network Technology Group Co., Ltd.;
●	“Chuangyi Technology” refers to Yuehang Chuangyi Technology (Beijing) Co., Ltd., our wholly-owned subsidiary in China;
●	“Iwangfan” refers to Wangfan Tianxia Network Technology Co., Ltd.;
●	“Linghang Shengshi” refers to Beijing Linghang Shengshi Advertising Co., Ltd.;
●	“ordinary shares” refers to our ordinary shares, par value US$0.04 per share;
●	“RMB” or “Renminbi” refers to the legal currency of China;
●	“U.S. dollars,” “$,” “US$” or “dollars” refers to the legal currency of the United States;
●	“VIEs” means the variable interest entities that AirNet Technology Inc. controls and consolidates through contractual arrangements, including AirNet Online, Linghang Shengshi and Iwangfan, and “consolidated affiliated entities” refers to, collectively, the VIEs and their respective subsidiaries; and
●	“we,” “us,” “our,” “our company” or “AirNet” refers to the combined business of AirNet Technology Inc., its subsidiaries, and the consolidated affiliated entities.

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

Our financial statements are expressed in U.S. dollars, which is our reporting currency. Certain Renminbi figures in this annual report are translated into U.S. dollars solely for the reader’s convenience. Unless otherwise noted, all convenience translations from Renminbi to U.S. dollars in this annual report were made at a rate of RMB7.0999 to $1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 29, 2023. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rate stated above, or at all.

AirNet Technology Inc., our ultimate Cayman Islands holding company, does not have any substantive operations other than directly controlling (1) Chuangyi Technology, our wholly-owned subsidiary in China that controls and holds the VIEs and their respective subsidiaries through certain contractual arrangements, which conduct our air travel media network business, and (2) Shenzhen Yuehang Information Technology Co., Ltd. and Xi’an Shengshi Dinghong Information Technology Co., Ltd., our wholly-owned subsidiaries in China that conduct our air travel media network business operations.

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

We, our PRC subsidiaries and the consolidated affiliated entities face various legal and operational risks and uncertainties related to being based in and having significant operations in China. The PRC government has significant authority to exert influence on the ability of a China-based company, such as us and the consolidated affiliated entities, to conduct its business, accept foreign investments or list on U.S. or other foreign exchanges. For example, we and the consolidated affiliated entities face risks associated with regulatory approvals of offshore offerings, oversight on cybersecurity and data privacy, as well as the uncertainty of the inspection on our auditors by the Public Company Accounting Oversight Board, or the PCAOB. Such risks could result in a material change in our operations and/or the value of the ADSs or could significantly limit or completely hinder our ability to offer ADSs and/or other securities to investors and cause the value of such securities to significantly decline or be worthless. The PRC government also has significant discretion over the conduct of the business of us, our PRC subsidiaries and the consolidated affiliated entities, and may intervene with or influence our operations or the development of the advertising industry as it deems appropriate to further regulatory, political and societal goals. Furthermore, the PRC government has recently exerted more oversight and control over overseas securities offerings and foreign investment in China-based companies like us, and these rules could significantly limit or completely hinder our ability to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless. For further details, see “Item 3. Key Information-D. Risk Factors-Risks Related to Our Corporate Structure” and “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China.”

We are subject to a number of prohibitions, restrictions and potential delisting risk under the Holding Foreign Companies Accountable Act, or the HFCAA. Pursuant to the HFCAA and related regulations, if we have filed an audit report issued by a registered public accounting firm that the PCAOB has determined that it is unable to inspect and investigate completely, the Securities and Exchange Commission, or the SEC will identify us as a “Commission-Identified Issuer,” and the trading of our securities on any U.S. national securities exchange, as well as any over-the-counter trading in the United States, will be prohibited if we are identified as a Commission-Identified Issuer for two consecutive years. In August 2022, the PCAOB, the CSRC and the Ministry of Finance of the PRC signed a Statement of Protocol, which establishes a specific and accountable framework for the PCAOB to conduct inspections and investigations of PCAOB-governed accounting firms in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to resume regular inspections, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, the ADSs will be delisted from Nasdaq Capital Market, and our securities will not be permitted for trading over the counter in the United States under the HFCAA and related regulations.

Our financial statements contained in the annual report on Form 20-F for the fiscal year ended December 31, 2023 have been audited by Audit Alliance LLP, an independent registered public accounting firm that is headquartered and located in Singapore. Audit Alliance LLP has been inspected by the PCAOB on a regular basis and is currently not among the PCAOB registered public accounting firms headquartered in mainland China and Hong Kong that are subject to the determinations announced by the PCAOB on December 16, 2021, which have been vacated by the PCAOB Board in December 2022 as the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB registered public accounting firms headquartered in mainland China and Hong Kong completely in the same year. For more details about the risk on the HFCAA and its impact on us, see “Item 3. Key Information-D. Risk Factors-Risks Related to Our Corporate Structure” and “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China-Trading in our securities on any U.S. stock exchange and the U.S. over-the-counter market may be prohibited under the HFCAA or the Accelerating Holding Foreign Companies Accountable Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities, and our securities may be prohibited from being traded over the counter.”

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. According to the Overseas Listing Trial Measures, among other requirements, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures with the CSRC; if a domestic company fails to complete the filing procedures, such domestic company may be subject to administrative penalties; and (2) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and such filings shall be submitted to the CSRC within three business days after the submission of the overseas offering and listing application. On the same day, the CSRC also held a press conference for the release of the Overseas Listing Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which clarifies that, among others, the domestic companies that have already been listed overseas on or before March 31, 2023 shall be deemed as existing issuers, and while existing issuers are not required to complete the filing procedures immediately, they shall be required to file with the CSRC upon the occurrence of certain subsequent matters, including but not limited to follow-on offerings, secondary listings and going private transactions. Such requirements by the PRC government could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or, in extreme cases, become worthless. We believe we are not required to obtain such approval for our initial public offering on November 7, 2007 because such offering made was before the enactment of the Overseas Listing Trial Measures; however, we will be obligated to obtain approvals with the CSRC for our future offerings. If we cannot obtain such approvals or the CSRC rescind our approvals, we may not continue to offer securities to investors and cause the value of our securities to significantly decline or, in extreme cases, become worthless. See “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China-Any actions by the Chinese government, including any decision to intervene or influence the operations of our subsidiaries and the consolidated affiliated entities, or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of these entities, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.”

None of AirNet Technology Inc., our PRC subsidiaries or the affiliated entities has paid any dividends or made any distributions to respective holding companies or any investors as of the date of this annual report. Our PRC subsidiaries generate and retain cash generated from operating activities and re-invest it in our business. Historically, our PRC subsidiaries have also received equity financing from its shareholders to fund business operations of our PRC subsidiaries. In 2021, 2022 and 2023, we did not transfer cash proceeds to our PRC subsidiaries. In the future, cash proceeds raised from overseas financing activities may be, and are intended to be, transferred by us through Hong Kong subsidiary to our PRC subsidiaries via capital contribution and shareholder loans, as the case may be. Subsidiaries in China that receives such cash proceeds then will transfer funds to its subsidiaries to meet the capital needs of our business operations. For details about the applicable PRC rules that limit transfer of funds from overseas to our PRC subsidiaries, see “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China-Restrictions on currency exchange may limit our ability to receive and use our revenues or financing effectively.”

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include but are not limited to:

●	our growth strategies;
●	our future business development, results of operations and financial condition;
●	competition in the advertising industry and in particular, the travel advertising industry in China;
●	the expected growth in consumer spending, average income levels and advertising spending levels;
●	the growth of the air, train and long-haul bus travel sectors in China;
●	the length and severity of the COVID-19 outbreak and its impact on our business and industry; and
●	PRC governmental policies relating to the advertising industry.

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

D. Risk Factors

Summary Risk Factors

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks Related to Our Business

●	We incurred net losses in the past and we may incur losses in the future.
●	We have a limited operating history in various business lines, which may make it difficult for you to evaluate our business and prospects.
●	The termination of our cryptocurrency mining business could adversely affect our business, results of operations and financial condition.
●	If advertisers or the viewing public do not accept, or lose interest in, our air travel media network, we may be unable to generate sufficient cash flow from our operating activities and our business and results of operations could be materially and adversely affected.
●	If we do not succeed in launching our in-flight business, our future results of operations and growth prospects may be materially and adversely affected.

Risks Related to Our Corporate Structure

●	If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with PRC governmental restrictions on foreign investment, our business could be materially and adversely affected.
●	Because some of the shareholders of the VIEs in China are our directors and officers, their fiduciary duties to us may conflict with their respective roles in the VIEs, and their interest may not be aligned with the interests of our unaffiliated public security holders. If any of the shareholders of the VIEs fails to act in the best interests of our company or our shareholders, our business and results of operations may be materially and adversely affected.

●	We rely on contractual arrangements with the VIEs and their shareholders for a substantial portion of our China operations, which may not be as effective as direct ownership in providing operational control.
●	We have not registered the pledge of equity interest by certain shareholder of the consolidated affiliated entities with the relevant authority, and we may not be able to enforce the equity pledge against any third parties who acquire the equity interests in good faith in the relevant consolidated affiliated entities before the pledge is registered.

Risks Related to Doing Business in China

●	Adverse changes in the political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our services and have a material adverse effect on our competitive position.
●	Uncertainties with respect to the PRC legal system could limit the legal protections available to us or result in substantial costs and the diversion of resources and management attention.
●	Any actions by the Chinese government, including any decision to intervene or influence the operations of our subsidiaries and the consolidated affiliated entities, or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of these entities, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.
●	A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business, financial condition, results of operations and prospects.

Risks Related to the Market for Our ADSs

●	The trading price of our ADSs has been and may continue to be volatile.
●	If we fail to comply with the continued listing requirements of Nasdaq, we would face possible delisting, which would result in a limited public market for our ADSs and make obtaining future debt or equity financing more difficult for us.

Risks Related to Our Business

We incurred net losses in the past and we may incur losses in the future.

In an effort to realign our business, we:

●	divested most of our airport travel advertising business in 2015;
●	completely terminated our advertising service at long-haul buses and gas stations and scaled down our on-train Wi-Fi business significantly in 2018, and in early 2019 ceased operations for Wi-Fi services on trains altogether;
●	consolidated our efforts in providing in-flight contents of entertainment, advertising and digital multimedia in China;
●	strengthened our efforts in launching and operating our in-flight connectivity business; and
●	diverted our resources into the development of mining of cryptocurrencies since the beginning of 2021 and disposed of related business in March 2024.

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

Although we began our business operations in August 2005, we started to explore our in-flight connectivity business in 2015, and began operating our in-flight content business in 2015 as well divested our airport travel advertising business in 2015. As a result of our business realignment, we completely terminated our advertising service at long-haul buses and gas stations and scaled down our on-train Wi-Fi business significantly in 2018, and in early 2019 ceased operations for Wi-Fi services on trains altogether. In addition, we established a new line of business in relation to cryptocurrency mining in 2021, which was subsequently disposed of in March 2024. Our limited operating history in these new business lines may not provide a meaningful basis for you to evaluate our business, financial performance and prospects. It is also difficult to evaluate the viability of our business model because we do not have sufficient experience to address the risks that we may encounter during our business operations. Certain members of our senior management team have worked together for a relatively short period of time and it may be difficult for us to evaluate their effectiveness, on an individual or collective basis, and their ability to address future challenges to our business. Because of our limited operating history, we may not be able to:

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

The termination of our cryptocurrency mining business could adversely affect our business, results of operations and financial condition.

We established a new line of business in relation to cryptocurrency mining in 2021 to mitigate the adversary impacts of COVID-19 on our in-flight connectivity business. We generated revenue from the cryptocurrency we earned through our mining activities, which we might hold for our own account and/or sell at prices and times as determined by our executive management team in accordance with our corporate strategy. Our cryptocurrency mining business started to generate revenue in 2021, and we recognized related revenue of $2.6 million, $0.2 million and nil in 2021, 2022 and 2023, respectively. On March 19, 2024, we entered into an investor repurchase agreement with Unistar and Northern Shore, pursuant to which we repurchased (1) 596,908 ordinary shares issued to Unistar under the investment agreement dated December 30, 2020, and (2) 710,321 ordinary shares issued to Northern Shore under the investment agreement dated February 4, 2021, each at a per share price at par of US$0.04, for an aggregate consideration of US$52,289.16. In consideration of the repurchase, we transferred 100% of the equity interest of Blockchain Dynamics Limited, a company incorporated under the Laws of Hong Kong which was previously indirectly wholly owned by us to hold the computer servers and to operate related cryptocurrency mining business. In March 2024, we completed the disposal of Blockchain Dynamics Limited. See “Item 4. Information on The Company-A. History and Development of the Company” for details. The termination of our cryptocurrency mining business could cause disruptions in our business, which could have an adverse effect on our business, results of operations and financial condition. As such, the value of your investment in our ADSs could be materially and adversely affected.

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

All of our revenues from continuing operations in 2023 was generated from the provision of air travel media services through the display of advertisements on digital TV screens on airplanes. We expect digital TV screens on airplanes to contribute substantially all of our air travel network revenue and a majority of all our revenue in the foreseeable future. If we cannot successfully generate revenues from our other business, this situation will continue into the foreseeable future. A contraction in air travel media industry in China could therefore have a material adverse effect on our business and results of operations.

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

We derived a significant portion of our revenues from operations in 2023 from two airline companies in China. As of the date of this annual report, we have concession rights contracts to place our programs on China Eastern Airline and Air China, which in the aggregate contributed more than a majority of our revenue from digital TV screens on airplanes in 2023. A material business or flight disruption of any of those airline companies could negatively affect our advertising media on airplanes operated by those companies.

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

A limited number of advertisers historically accounted for a significant portion of our revenues. For the years ended December 31, 2021, 2022 and 2023, two, three and three individual customers each year accounted for over 10% of total revenues.

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

To a large extent, our results of operations are linked to the demand for air travel, which fluctuates greatly from period to period, and is subject to seasonality due to holiday travel and weather conditions. Other factors that may affect our results include:

●	Downturns in the economy. Business travel is one of the primary drivers of the air travel industry and it tends to increase in times of economic growth and decrease in times of economic slowdown. A decrease in air passengers in China could lead to lower advertiser spending on our air travel media network.

●	Plane crashes or other accidents. An aircraft crash or other accident, such as those in 2014 involving certain Asian-based airlines, could create a public perception that air travel is not safe or reliable, which could result in air travelers being reluctant to fly. Significant aircraft delays due to capacity constraints, weather conditions or mechanical problems could also reduce demand for air travel, especially for shorter domestic flights.
●	Adverse effect of the COVID-19 outbreak. As our primary business is to provide in-flight connectivity and contents in the nature of information and entertainment to travelers by air, our results of operations and financial condition have been adversely affected and may continue to be adversely affected by the COVID-19, to the extent that COVID-19 exerts long-term negative impact on the global economy. See “—We face risks related to natural disasters, health epidemics and other outbreaks, such as the COVID-19 outbreak, which could significantly disrupt our operations.”

If the demand for air travel within our network decreases for any of these or other reasons, advertisers may be reluctant to advertise on our network and we may be unable to sell our advertising time slots or locations or charge premium prices.

Past and future acquisitions may have an adverse effect on our ability to manage our business.

We have acquired and may continue to acquire businesses, technologies, services or products which are complementary to our business in the future. Past and future acquisitions may expose us to potential risks, including risks associated with:

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

We have identified material weaknesses in our internal control over financial reporting in the past. If we fail to develop or maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential stockholders could lose confidence in our financial reporting, which would harm our business and the trading price of our securities. In connection with the audit of our consolidated financial statements for the year ended December 31, 2023, our management concluded we had material weaknesses in our internal controls. Despite our continued efforts and the improvement achieved, our management has concluded that we had not maintained effective internal control over financial reporting and disclosure controls and procedures as of December 31, 2023. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses as of December 31, 2023 were related to the weak operating effectiveness and lack of monitoring of controls over financial reporting due to inadequate resources or resources with insufficient experience or training in our financial reporting team, administration team and human resource team. See “Item 15. Controls and Procedures.” Any failure to achieve and maintain effective internal control over financial reporting could negatively affect the reliability of our financial information and reduce investors’ confidence in our reported financial information, which in turn could result in lawsuits being filed against us by our shareholders, otherwise harm our reputation or negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements of the Sarbanes-Oxley Act.

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

Compliance with PRC laws and regulations could be costly, and failure to comply could subject us to government sanctions.

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

We face risks related to natural disasters, health epidemics and other outbreaks, such as the COVID - 19 outbreak, which could significantly disrupt our operations.

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

For example, the outbreak of the COVID-19, a novel strain of coronavirus spread rapidly throughout the world. The COVID-19 resulted in quarantines, travel restrictions, and the temporary closure of facilities in many countries and regions. The spread of the pandemic and efforts to contain and counter the spread of the pandemic restrained the flow of travelers both domestically and internationally. As our primary business is to provide in-flight connectivity and contents in the nature of information and entertainment to travelers by air, our results of operations and financial condition were adversely affected. The extent to which this outbreak impacts our results of operations will depend on future developments which are still uncertain and unpredictable, including the COVID-19 variants, regional resurgence of COVID-19 cases, the severity of the disease, the success or failure of efforts to contain or treat the disease, and future actions we or the authorities may take in response to these developments.

We were named as a defendant or respondent in legal proceedings that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.

We have to defend against the legal proceedings described in “Item 8. Financial Information-A. Consolidated Statements and Other Financial Information-Legal Proceedings,” including any appeals of such legal proceedings should our initial defense be unsuccessful. We are currently unable to estimate the possible loss or possible range of loss, if any, associated with the resolution of these legal proceedings. In the event that our initial defense of these legal proceedings is unsuccessful, there can be no assurance that we will prevail in any appeal. Any adverse outcome of these cases, including any plaintiff’s or claimant’s appeal of a judgment in these legal proceedings, could have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. The legal proceeding process may utilize a significant portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

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

Certain of our directors and officers are shareholders in the VIEs, namely AirNet Online, Linghang Shengshi, and Iwangfan. Mr. Man Guo, our chairman, interim chief financial officer and former chief executive officer, in addition to holding 6.77% in our company, also directly and indirectly holds approximately 80.00% of AirNet Online, 86.9193% of Linghang Shengshi and 90.00% of Iwangfan. Mr. Qing Xu, our executive president and former director, in addition to holding 1.3% of our company, also directly and indirectly holds approximately 15.00% of AirNet Online, and 12.9954% of Linghang Shengshi. In addition, Mr. Guo is a director of AirNet Online and Iwangfan, the general manager of Linghang Shengshi, and the legal representative of AirNet Online; Mr. Xu is a director of Linghang Shengshi, the general manager and legal representative of Iwangfan. For these directors and officers, their fiduciary duties toward our company under Cayman Islands law, i.e., to act honestly, in good faith and with a view to our best interests, may conflict with their roles in the VIEs, as what is in the best interest of the VIEs may not be in the best interests of our company or the unaffiliated public shareholders of our company.

Currently, we do not have agreements in place that solely target to resolve conflicts of interest arising between our company and the VIEs and their operations. In addition, we have not appointed a separate fiduciary (one without potential conflicts of interest) to serve as the fiduciary of the public unaffiliated security holders of our company. Although our independent directors or disinterested officers may take measures to prevent the parties with dual roles from making decisions that may favor themselves as shareholders of the VIEs, we cannot assure you that these measures would be effective in all instances. If the parties with dual roles do find ways to make and carry out decisions on our behalf that are detrimental to our interest, our business and results of operations may be materially and adversely affected.

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

The PRC government may exert, at any time, subject to necessary procedures, substantial intervention and influence over the manner of our operations, and the rules and regulations to which we are subject, including the ways they are enforced, may change rapidly and with little advance notice to us or our shareholders. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China - based companies listed overseas, and adopting new measures to extend the scope of cybersecurity reviews and new laws and regulations relating to data security. The central or local governments of China may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure that our subsidiaries and the consolidated affiliated entities comply with such regulations or interpretations. As such, our subsidiaries and the consolidated affiliated entities may be subject to various government actions and regulatory interference in the provinces in which they operate. They could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. They may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply.

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

Furthermore, on February 17, 2023, the CSRC released the Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. According to the Overseas Listing Trial Measures, among other requirements, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures with the CSRC; if a domestic company fails to complete the filing procedures, such domestic company may be subject to administrative penalties; and (2) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and such filings shall be submitted to the CSRC within three business days after the submission of the overseas offering and listing application. On the same day, the CSRC also held a press conference for the release of the Overseas Listing Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which clarifies that, among others, the domestic companies that have already been listed overseas on or before March 31, 2023 shall be deemed as existing issuers, and while existing issuers are not required to complete the filing procedures immediately, they shall be required to file with the CSRC upon the occurrence of certain subsequent matters, including but not limited to follow-on offerings, secondary listings and going private transactions. Such requirements could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or, in extreme cases, become worthless. We believe we are not required to obtain such approval for our initial public offering on November 7, 2007 because such offering made was before the enactment of the Overseas Listing Trial Measures; however, we will be obligated to obtain approvals with the CSRC for our future offerings. If we cannot obtain such approvals or the CSRC rescind our approvals, we may not continue to offer securities to investors and cause the value of our securities to significantly decline or, in extreme cases, become worthless. See “—The filing procedure with the CSRC shall be fulfilled and the approval of other PRC government authorities may be required in connection with our future offshore offering under PRC law, and, we cannot predict whether or for how long we will be able to complete the filing procedure with the CSRC and obtain such approval or complete such filing, if required.”

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

The filing procedure with the CSRC shall be fulfilled and the approval of other PRC government authorities may be required in connection with our future offshore offering under PRC law, and, we cannot predict whether or for how long we will be able to complete the filing procedure with the CSRC and obtain such approval or complete such filing, if required.

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law, or the Opinions. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. The aforementioned policies and any related implementation rules to be enacted may subject us to additional compliance requirement in the future. As official guidance and interpretation of the Opinions remain unclear in several respects at this time. Therefore, we cannot assure you that we will remain fully compliant with all new regulatory requirements of the Opinions or any future implementation rules on a timely basis, or at all.

On February 17, 2023, the CSRC promulgated the Overseas Listing Trial Measures and five relevant guidelines, which took effect on March 31, 2023. According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. The Overseas Listing Trial Measures provides that an overseas listing or offering is explicitly prohibited, if any of the following: (1) such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (2) the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (3) the domestic company intending to make the securities offering and listing, or its controlling shareholder(s) and the actual controller, have committed relevant crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (4) the domestic company intending to make the securities offering and listing is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no conclusion has yet been made thereof; or (5) there are material ownership disputes over equity held by the domestic company’s controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controller.

At a press conference held for these new regulations, officials from the CSRC clarified that the domestic companies that have already been listed overseas on or before March 31, 2023 shall be deemed as existing issuers. Existing issuers are not required to complete the filling procedures immediately, and they shall be required to file with the CSRC upon occurrences of certain subsequent matters such as follow-on offerings of securities. According to the Overseas Listing Trial Measures and the press conference, the existing domestic companies that have completed overseas offering and listing before March 31, 2023, such as us, shall not be required to perform filing procedures for the completed overseas securities issuance and listing. However, from the effective date of the regulation, any of our subsequent securities offering in the same overseas market or subsequent securities offering and listing in other overseas markets shall be subject to the filing requirement with the CSRC within three business days after the offering is completed or after the relevant application is submitted to the relevant overseas authorities, respectively. If it is determined that any approval, filing or other administrative procedures from other PRC governmental authorities is required for any future offering or listing, we cannot assure you that we can obtain the required approval or accomplish the required filings or other regulatory procedures in a timely manner, or at all. If we fail to fulfill filing procedure as stipulated by the Overseas Listing Trial Measures or offer and list securities in an overseas market in violation of the Overseas Listing Trial Measures, the CSRC may order rectification, issue warnings to us, and impose a fine of between RMB1,000,000 and RMB10,000,000. Persons-in-charge and other persons that are directly liable for such failure shall be warned and each imposed a fine from RMB500,000 to RMB5,000,000. Our controlling shareholders and actual controlling persons that organize or instruct such violations shall be imposed a fine from RMB1,000,000 and RMB10,000,000.

If we fail to obtain the relevant approval or complete the filings and other relevant regulatory procedures, we may face adverse actions or sanctions by the CSRC or other PRC regulatory agencies. In any such event, these regulatory agencies may impose fines and penalties on our operations in China, delay or restrict the repatriation of the proceeds from offshore fund-raising activities into the PRC or take other actions that could materially adversely affect our business, financial condition, results of operations, reputation and prospects, as well as the trading price of the ADSs.

On December 27, 2021, the NDRC and MOFCOM jointly issued the Negative List (2021 Version), which became effective on January 1, 2022. Pursuant to the Negative List (2021 Version), if a company in China engaging in the prohibited business stipulated in the Negative List (2021 Version) seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. The foreign investors of the issuer shall not be involved in the company’s operation and management, and their shareholding percentages shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors. As the Negative List (2021 Version) is relatively new, there remain substantial uncertainties as to the interpretation and implementation of these new requirements, and we may have difficulty in understanding or predicting that whether and to what extent listed companies like us will be subject to these new requirements. If we are required to comply with these requirements and fail to do so on a timely basis, if at all, our business operation, financial condition and business prospect may be adversely and materially affected.

On February 24, 2023, the CSRC published the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises, or the Provisions on Confidentiality and Archives Administration, which came into effect on March 31, 2023. The Provisions on Confidentiality and Archives Administration requires that, in the process of overseas issuance and listing of securities by domestic entities, the domestic entities, and securities companies and securities service institutions that provide relevant securities service shall strictly implement the provisions of relevant laws and regulations and the requirements of these provisions, establish and improve rules on confidentiality and archives administration. Where the domestic entities provide with or publicly disclose documents, materials or other items related to the state secrets and government work secrets to the relevant securities companies, securities service institutions, overseas regulatory authorities, or other entities or individuals, the companies shall apply for approval of competent departments with the authority of examination and approval in accordance with law and report the matter to the secrecy administrative departments at the same level for record filing. Where there is unclear or controversial whether or not the concerned materials are related to state secrets, the materials shall be reported to the relevant secrecy administrative departments for determination.

We cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the Cybersecurity Review Measures and the annual data security review under the Administrative Regulations of Cyber Data Security (Draft for Comments), are required for our listing status or future offshore offerings, we could not predict whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected.

Trading in our securities on any U.S. stock exchange and the U.S. over-the-counter market may be prohibited under the HFCAA or the Accelerating Holding Foreign Companies Accountable Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities, and our securities may be prohibited from being traded over the counter.

The HFCAA was enacted on December 18, 2020. On December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act was signed into law, and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two. Trading in our securities on U.S. markets, including the over-the-counter market, may be prohibited under the HFCAA if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the Holding Foreign Companies Accountable Act. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to determine, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC adopted amendments to finalize the implementation of disclosure and documentation requirements, which require us to identify, in our annual report on Form 20-F, (1) the auditors that provided opinions to the financial statements presented in the annual report, (2) the location where the auditors’ report was issued, and (3) the PCAOB ID number of the audit firm or branch that performed the audit work.

On December 16, 2021, the PCAOB issued the HFCAA Determination Report to notify the SEC of its determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. On August 26, 2022, the PCAOB, the CSRC and the Ministry of Finance of the PRC signed a Statement of Protocol, which establishes a specific and accountable framework for the PCAOB to conduct inspections and investigations of PCAOB-governed accounting firms in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to resume regular inspections, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong.

Our financial statements contained in the annual report on Form 20-F for the fiscal year ended December 31, 2023 have been audited by Audit Alliance LLP, an independent registered public accounting firm that is headquartered and located in Singapore. Audit Alliance LLP has been inspected by the PCAOB on a regular basis and is currently not among the PCAOB registered public accounting firms headquartered in mainland China and Hong Kong that are subject to the determinations announced by the PCAOB on December 16, 2021 of having been unable to inspect or investigate completely. However, as the PRC Securities Law requires approval from the relevant PRC authorities for inspection of any audit working papers in China by foreign authorities, the audit working papers of our financial statements may not be inspected by the PCAOB, since the audit work was carried out by Audit Alliance LLP with the collaboration of their China-based offices and the PCAOB has not obtained such requisite approval.

If the PCAOB is unable to inspect and investigate completely registered public accounting firms located in China, or if we fail to, among others, meet the PCAOB’s requirements, including retaining a registered public accounting firm that the PCAOB determines it is able to inspect and investigate completely, we will be identified as a “Commission-Identified Issuer,” and upon the expiration of two years of non-inspection under the HFCAA and relevant regulations, the ADSs will be delisted from Nasdaq and our ordinary shares and ADSs will not be permitted for trading over the counter either. If our ordinary shares and ADSs are prohibited from trading in the United States, we cannot assure you that we will be able to list on a non-U.S. exchange or that a market for our ordinary shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase the ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of the ADSs. Moreover, the HFCAA or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the ADSs could be adversely affected. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

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

Circular 45 was abolished by SAFE on March 19, 2015 according to a Circular on Promulgating the Abolishment and Invalidation of 50 Foreign Exchange-related Regulatory Documents. On March 30, 2015, SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-invested Enterprises, or SAFE Circular 19, which took effect on June 1, 2015, subsequently amended in 2016, 2019 and 2023, and replaced SAFE Circular 142. On June 9, 2016, the SAFE promulgated the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, which revised some provisions of SAFE Circular 19. SAFE Circular 19 and SAFE Circular 16 allow foreign-invested enterprises to settle 100% of their foreign exchange capitals on a discretionary basis and allows ordinary foreign-invested enterprises to make domestic equity investments by capital transfer in the original currencies, or with the amount obtained from foreign exchange settlement, subject to complying with certain requirements. According to SAFE Circular 19 and SAFE Circular 16, the RMB funds obtained by foreign-invested enterprises from the discretionary settlement of foreign exchange capitals shall be managed under the accounts pending for foreign exchange settlement payment, and foreign-invested enterprise shall not use its capital and the RMB funds obtained from foreign exchange settlement for the purposes within the following negative list: for expenditure beyond its business scope or expenditure prohibited by laws and regulations, for investments in securities or other investments than banks’ principal-secured products, for the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license, or for construction or expenses related to the purchase of real estate not for self-use, unless it is a foreign-invested real estate enterprise. Nevertheless, it is still not clear whether foreign-invested enterprises like our PRC subsidiaries are allowed to extend intercompany loans to the VIEs.

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

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. Effective on December 9, 2022, we consolidated every forty of the authorized (whether issued or unissued) shares of each class of par value of US$0.001 each in the capital of our company into one share of the same class of par value of US$0.04 each, or the Share Consolidation. Upon the Share Consolidation, the ratio of our American Depositary Receipts representing ordinary shares of our company was amended from one ADS representing 10 ordinary shares to one ADS representing one ordinary share. During the year of 2023, the trading prices of our ADSs on the Nasdaq Capital Market ranged from $0.56 to $1.87 per ADS, and the last reported trading price on December 29, 2023 was $0.83 per ADS. The aforementioned trading prices have not been adjusted for the ADS ratio change. The price of our ADSs may fluctuate in response to a number of events and factors including, changes in the economic performance or market valuations of other advertising companies, conditions in the air travel media industry and the sales or perceived potential sales of additional ordinary shares or ADSs.

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

We received a notification letter from Nasdaq on November 27, 2023 indicating that the closing bid price per ADS had been below $1.00 for a period of 30 consecutive business days and that we did not meet the minimum bid price requirement set forth in Rule 5550(a)(2) of the Nasdaq Listing Rules. As determined by Nasdaq, we had until May 28, 2024, to regain compliance with the minimum bid price requirement. We received a notification letter from the Listing Qualifications Department of Nasdaq dated March 13, 2024 notifying us that we have regained compliance with the requirement.

We received a notification letter from Nasdaq on December 29, 2023 indicating that we failed to comply with Rule 5550(b)(1) of the Nasdaq Listing Rules, which requires a minimum $2.5 million stockholders’ equity. Nasdaq also determined that we did not meet the alternatives of market value of listed securities or net income from continuing operations for continued listing. The letter also noted that we had until February 12, 2024 to submit a plan to Nasdaq to regain compliance with Rule 5550(b)(1) of the Nasdaq Listing Rules. If the plan is accepted by Nasdaq, we may be granted a compliance period of up to 180 calendar days from the date of the letter to evidence compliance. We submitted the plan on February 8, 2024. As of the date of this annual report, we have not received any comments on the plan from Nasdaq.

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

Certain principal shareholders hold a substantial percentage of the outstanding shares of our company. For example, as of April 15, 2024, our principal shareholder, Mr. Man Guo, along with his wife, Ms. Dan Shao, beneficially owned approximately 53.0% of our outstanding ordinary shares. Mr. Guo and other principal shareholders of our company could exert substantial influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

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

In general, a non-U.S. corporation will be considered a passive foreign investment company, or a PFIC, for any taxable year if either (1) 75% or more of its gross income for such year consists of certain types of “passive” income or (2) 50% or more of the average quarterly value of its assets (as generally determined on the basis of fair market value or adjusted basis) during such year produce or are held for the production of passive income. For purposes of the income test, “gross income” generally consists of sales revenues less the cost of goods sold, together with income from investments and from other sources, and “passive income” generally includes, among other things, dividends, interest, rents, royalties, gains from the disposition of passive assets and foreign currency gains, other than with respect to any foreign currency transaction directly related to the business needs of a non-U.S. corporation. However, under applicable Internal Revenue Service guidance (which is not binding precedent), it is unclear how companies, like us, with negative gross revenue, are treated or if our foreign currency gains would be treated as non-passive income for PFIC purposes. Assuming that our foreign currency gains are treated as non-passive income and that we are permitted to use gross loss to offset our passive income, and based on the composition and characterization of our assets and income, we believe it is reasonable to take a position that we were not classified as a PFIC for the taxable year ended December 31, 2023. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the Internal Revenue Service, or the IRS, will not challenge our determination in this regard or that we will not be classified as a PFIC for the current taxable year or future taxable years. The value of the assets of our Parent for purposes of the PFIC determination will generally be determined by reference to the market price of the ADSs, which has and could continue to fluctuate significantly. Accordingly, we may become classified as a PFIC for our current taxable year ending December 31, 2024 and future taxable years if the market price of our ADSs does not increase or continues to decline and/or we do not invest a substantial amount of cash and other passive assets we hold in assets that produce or are held for the production of non-passive income. In addition, if we do not generate material active income for PFIC purposes, we may become classified as a PFIC for the current and future taxable years. The IRS, may challenge the classification of our income or our assets in this regard. Further, for the period that we are treated as a “controlled foreign corporation” (see “-If a U.S. Holder is treated as owning at least 10% of our ordinary shares, such U.S. Holder may be subject to adverse U.S. federal income tax consequences.”), the value of the assets owned by our subsidiaries and the VIEs will be determined by reference to the adjusted tax basis of such assets for U.S. federal income tax purposes, which could increase the likelihood that such periods. Further, the disposal of Blockchain Dynamics Limited in March 2024 may cause us to become a PFIC for the current taxable year. See “Item 4. Information on The Company-A. History and Development of the Company” for further information. Because of these uncertainties, there can be no assurance that we were not classified as a PFIC for our taxable year ended December 31, 2023, or we will not be classified as a PFIC for the current taxable year or in future taxable years.

If we were to be classified as a PFIC in any taxable year, a U.S. Holder (as defined in Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation) who held our ADSs or ordinary shares during such year may incur significantly increased U.S. income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules. Furthermore, a U.S. Holder will generally be treated as holding an equity interest in a PFIC in the first taxable year of the U.S. Holder’s holding period in which we become a PFIC and subsequent taxable years even if, we, in fact, cease to be a PFIC in subsequent taxable years. Accordingly, a U.S. Holder of our ADSs or ordinary shares is urged to consult its tax advisor concerning the U.S. federal income tax consequences of an investment in our ADSs or ordinary shares, including the possibility of making a “mark-to-market” election. For more information, see “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation.”

If a U.S. Holder is treated as owning at least 10% of our ordinary shares, such U.S. Holder may be subject to adverse U.S. federal income tax consequences.

If a U.S. Holder (as defined below in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation.”) is treated as owning, directly, indirectly or constructively, at least 10% of the value or voting power of our ordinary shares (directly or in the form of ADSs representing our ordinary shares), such U.S. Holder may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our corporate group, if any. Generally, a non-U.S. corporation is considered as a controlled foreign corporation if more than 50% of its voting stock or 50% of its value of is owned (directly, indirectly or constructively) by United States shareholders. We believe we were likely classified as a controlled foreign corporation for a portion of the taxable year ended December 31, 2023. Further if our corporate group includes one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries could be treated as controlled foreign corporations, regardless of whether we are treated as a controlled foreign corporation. A United States shareholder of a controlled foreign corporation may be required to annually report and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist our investors in determining whether any of our non-U.S. subsidiaries are treated as a controlled foreign corporation or whether such investor is treated as a United States shareholder with respect to any of such controlled foreign corporations. Further, we cannot provide any assurances that we will furnish to any United States shareholder information that may be necessary to comply with the reporting and tax paying obligations described in this risk factor. U.S. Holders should consult their tax advisors regarding the potential application of these rules to their investment in our ordinary shares or ADSs.

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

On November 7, 2007, we listed our ADSs on the Nasdaq Global Market under the symbol “AMCN.” We and certain of our then shareholders completed the initial public offering of 17,250,000 ADSs, representing 34,500,000 of our ordinary shares, on November 13, 2007. Our ADSs were subsequently transferred to the Nasdaq Global Select Market, and transferred to the Nasdaq Capital Market in November 2018. On April 11, 2019, we changed our ADS share ratio from one ADS representing two ordinary shares to one ADS representing 10 ordinary shares. Our trading symbol on the Nasdaq Capital Market has been changed from “AMCN” to “ANTE” effective on June 13, 2019. Effective on December 9, 2022, we consolidated every forty of the authorized (whether issued or unissued) shares of each class of par value of US$0.001 each in the capital of our company into one share of the same class of par value of US$0.04 each. Upon the Share Consolidation, the ratio of our American Depositary Receipts representing ordinary shares of our company were amended from one ADS representing 10 ordinary shares to one ADS representing one ordinary share.

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

In April 2015, we established AirNet Online, a VIE, to operate a Wi-Fi business.

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

In January 2021, we were informed that two of Linghang Shengshi’s bank accounts amounted to $1 in aggregate was frozen by the court as Culture Center applied to the court regardless of the arbitration process in the China International Economic and Trade Arbitration Commission, or the CIETAC, in connection with the sale by us of 75% equity interests in AM Advertising. We believed the application is non-excused as it conflicted with the arbitration proceeding already submitted by the Culture Center to the CIETAC and defended the actions by applying to the court to unfreeze Linghang Shengshi’s bank accounts. In March 2021, we discovered that the equity interest of AirNet Online held by Mr. Man Guo and Mr. Qing Xu was frozen by the court, which was applied to the court by AM Advertising to urge all parties to settle the Transfer, or the Case. In January 2022, the court ruled that Linghang Shengshi, Mr. Man Guo and Mr. Qing Xu should pay RMB56.7 million and interest, or the Debts, to AM Advertising within 10 days of the effective date of the judgment. The court further ruled that Chuangyi Technology and AirNet is jointly and severally liable for the Debts to the AM Advertising. Linghang Shengshi, Mr. Man Guo, Mr. Qing Xu and Chuangyi Technology then entered an appeal to the court. The results of the appeal remains the same and a trail counsel has been engaged for the retrial.

In January 2017, we, through AirNet Online, established Unicom AirNet (Beijing) Network Co., Ltd., or Unicom AirNet, jointly with Unicom Broadband Online Co., Ltd., a wholly owned subsidiary of China Unicom, and Chengdu Haite Kairong Aeronautical Technology Co., Ltd., a wholly owned subsidiary of a listed company providing aeronautical technical services. Pursuant to a capital contribution agreement entered into by the relevant parties, AirNet Online invested an aggregate of RMB117.9 million in Unicom AirNet. In February 2024, we entered into an equity transfer agreement with Hainan Oriental Meitong Technology Partnership, an unaffiliated third party, pursuant to which we disposed of all the 33.67% of equity interests held by AirNet Online in Unicom AirNet for an aggregate consideration of RMB197.0 million, or approximately US$27.7 million.

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

In 2021, we established a new line of business in relation to cryptocurrency mining to mitigate the adversary impacts of COVID-19 on our in-flight connectivity business. On December 30, 2020, we entered into an investment agreement with Unistar. Pursuant to the agreement, we issued 23,876,308 ordinary shares, or approximately 19% of our then outstanding ordinary shares, to Unistar on December 31, 2020, in exchange for the delivery and transfer by Unistar to us of computer servers specifically designed for mining cryptocurrencies. On February 4, 2021, we entered into an investment agreement with Northern Shore. Pursuant to the agreement, we issued 28,412,806 ordinary shares, or approximately 19% of our then outstanding ordinary shares, to Northern Shore in exchange for the delivery and transfer by Northern Shore to us of computer servers specifically designed for mining cryptocurrencies. On April 6, 2022, we entered into an investment agreement with Unistar, pursuant to which we issued (1) 4,448,847 ordinary shares, par value US$0.04 per share, and (2) warrants to purchase an aggregate of 2,945,137 newly issued ordinary shares, par value US$0.04 per share, to Unistar and Northern Shore in exchange for the delivery and transfer of 5,000 ANTMINER S19 and 2,000 INNO A11 computer servers to further expand our cryptocurrency business. However, such computer servers in consideration of the issuance of such shares had not been delivered and transferred to us and certain conditions to the closing under the investment agreement had not been satisfied. On June 21, 2023, we entered into a termination agreement with Unistar and Northern Shore to terminate the investment agreement dated April 6, 2022, pursuant to which, (1) we repurchased 3,432,345 ordinary shares and 1,016,502 ordinary shares from Unistar and Northern Shore at par, respectively, and (2) the warrant agreement dated April 7, 2022 with each of Unistar Group and Northern Shore entitling them to subscribe from us for up to an aggregate of 2,945,137 Shares (or 117,805,476 shares of the Company prior to the Share Consolidation) were terminated and cancelled in full and rendered null and void.

On March 19, 2024, we entered into an investor repurchase agreement with Unistar and Northern Shore, pursuant to which we repurchased (1) 596,908 ordinary shares issued to Unistar under the investment agreement dated December 30, 2020, and (2) 710,321 ordinary shares issued to Northern Shore under the investment agreement dated February 4, 2021, each at a per share price at par of US$0.04, for an aggregate consideration of US$52,289.16. In consideration of the repurchase, we transferred 100% of the equity interest of Blockchain Dynamics Limited, a company incorporated under the Laws of Hong Kong which was previously indirectly wholly owned by us to hold the computer servers and to operate related cryptocurrency mining business. In March 2024, we completed the disposal of Blockchain Dynamics Limited. As such, cryptocurrency mining business was presented as discontinued operation in the consolidated financial statement for the years ended December 31, 2023 and 2022, respectively.

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

B. Business Overview

General

We conduct our air travel media network business operations primarily by our VIEs and their respective subsidiaries.

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

In addition to our active endeavors in in-flight connectivity, we maintain a wide range of in-flight entertainment and advertising contents. As of March 31, 2024, we have access to in-flight entertainment and advertising contents including exclusive in-flight copyrights to over 65% of movies previously shown in domestic theaters, more than 900 archived films, and thousands of hours of multimedia programs of entertainment nature covering a variety of topics such as sports, comedies, local attractions, reality shows, commentaries, documentaries. As of March 31, 2024, we were engaged to provide copyrighted entertainment contents to more than 12 airlines. Furthermore, we are engaged by hundreds of corporate clients to provide advertising contents across different in-flight entertainment systems. Built upon our experiences, we are capable of developing entertainment contents independently and producing advertising contents tailored to the needs of corporate clients.

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

We have a broad base of international and domestic advertisers in various industries. In each of 2021, 2022 and 2023, advisors from one industry, which is automobiles, accounted for more than 10% of our total revenues from continuing operations. There were two, three and three of our customers each year accounted for more than 10% of our total revenues for 2021, 2022 and 2023.

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

Intellectual Property

To protect our brand and other intellectual property, we rely on a combination of trademark and trade secret laws as well as confidentiality agreements with our employees, sales agents, contractors and others. As of March 31, 2024, we have registered 23 major trademarks and one patent in China, including “往返”, “忘返” and “众伴”. We cannot be certain that our efforts to protect our intellectual property rights will be adequate or that third parties will not infringe or misappropriate these rights.

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

In 2021, 2022 and 2023 and up to the date of this annual report, our advertising business is mainly conducted through contractual arrangements with the VIEs in China, including AirNet Online, Linghang Shengshi and Iwangfan.

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

On February 25, 2023, the SAMR promulgated the Measures for Internet Advertisement Administration, which became effective on May 1, 2023. The Measures for Internet Advertisement Administration strengthen the management of pop-up advertisements, link advertisements and advertorials, among others. The Measures for Internet Advertisement Administration stipulates that promotion of commodities or services in the form of paid listing on the internet must be conspicuously identified as an advertisement, and it requires advertisers, operators and publishers of internet advertisements containing links to examine the content in the next level link. Furthermore, internet platform operators are obliged to cooperate with advertising monitoring, assist in supervision and provide statistical data.

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

On March 30, 2015, SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-invested Enterprises, or SAFE Circular 19, which became effective on June 1, 2015, and was further amended in 2016, 2019 and 2023. On June 9, 2016, the SAFE promulgated the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, which revised some provisions of SAFE Circular 19. SAFE Circular 19 and SAFE Circular 16 allows foreign-invested enterprises to settle 100% of their foreign exchange capitals on a discretionary basis and allows ordinary foreign-invested enterprises to make domestic equity investments by capital transfer in the original currencies, or with the amount obtained from foreign exchange settlement, subject to complying with certain requirements. According to SAFE Circular 19 and SAFE Circular 16, the RMB funds obtained by foreign-invested enterprises from the discretionary settlement of foreign exchange capitals shall be managed under the accounts pending for foreign exchange settlement payment, and foreign-invested enterprise shall not use its capital and the RMB funds obtained from foreign exchange settlement for the purposes within the following negative list: for expenditure beyond its business scope or expenditure prohibited by laws and regulations, for investments in securities or other investments than banks’ principal-secured products, for the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license, or for construction or expenses related to the purchase of real estate not for self-use, unless it is a foreign-invested real estate enterprise. Moreover, on January 26, 2017, SAFE promulgated Circular of the State Administration of Foreign Exchange on Further Advancing the Reform of Foreign Exchange Administration and Improving Examination of Authenticity and Compliance, or Circular 3. The Circular 3 states several control measures with respect to the outbound remittance of any profit from domestic entities to offshore entities, including (1) under the principle of genuine transaction, banks should review board resolutions, the original version of tax filing records and audited financial statements before wiring the foreign exchange profit distribution of a foreign-invested enterprise exceeding $50,000; and (2) domestic entities should hold income to make up previous years’ losses before remitting the profits to offshore entities. Meanwhile, verification on the genuineness and compliance of foreign direct investments in domestic entities has also been tightened in accordance with Circular 3.

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

On August 20, 2021, the Standing Committee of the PRC National People’s Congress promulgated the Personal Information Protection Law, effective on November 1, 2021, which further detailed the general rules and principles on personal data processing and further increase the potential liability of personal data processor. The Personal Information Protection Law integrates the scattered rules with respect to personal information rights and privacy protection. The Personal Information Protection Law provides the circumstances under which a personal information processor could process personal information, including but not limited to, where the consent of the individual concerned is obtained and where it is necessary for the conclusion or performance of a contract to which the individual is a contractual party. It also stipulates certain specific rules with respect to the obligations of a personal information processor, such as to inform the purpose and method of processing to the individuals, and the obligation of the third party who has access to the personal information by way of co-processing or delegation etc. Processors processing personal information exceeding the threshold to be set by the relevant authorities and critical information infrastructure operators are required to store, within the territory of the PRC, the personal information collected and produced within the PRC. Specifically, personal information processors using personal information for automated decision-making shall ensure the transparency of decision-making and the fairness and impartiality of the results and shall not impose unreasonable differential treatment on individuals in terms of pricing and other transaction conditions. The relevant governmental authorities shall organize assessment on mobile apps’ personal information protection and publicize the outcome. The mobile apps that are identified as not in compliance with personal information protection requirements under such law may be required to suspend or terminate the services and the operators may also be subject to penalties including confiscation of illegal revenues and fines. Furthermore, the Personal Information Protection Law also provides for the rights of natural persons whose personal information is processed and takes special care of the personal information of minors under 14 and sensitive personal information. We may be required to make adjustments to our business practices to comply with the personal information protection laws and regulations. In addition, critical information infrastructure operators, or personal information processors whose processing of personal information reaches the threshold amount prescribed by the national cyberspace authority, shall store within the territory of the People’s Republic of China the personal information collected or generated by them within the territory of the People’s Republic of China. Where it is necessary to provide such information to an overseas recipient, a security assessment organized by the national cyberspace authority shall be passed; if a security assessment is not required as provided by law, administrative regulations or the national cyberspace authority, such provision shall prevail. A personal information processor entrusting the processing of personal information to another party shall agree with the entrusted party on the purpose, period, and method of the contracted processing, the type of personal information to be processed, any protection measure to be taken, and the rights and obligations of both parties, etc., and supervise the activities of processing of personal information carried out by the contracted party. As of the date of this annual report, we have not been informed that we are a “critical information infrastructure operator” by any government authority. However, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator under PRC laws and regulations. If we are deemed a “critical information infrastructure operator” under PRC laws and regulations, we may be subject to obligations in addition to those with which we are currently obligated to comply.

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

On May 23, 2023, the SAMR and the Standardization Administration jointly released the Guideline for the Classification of Cybersecurity Incidents, which defines the classification of cybersecurity incidents and expands the scope of identifying cybersecurity incidents.

On December 8, 2023, the CAC promulgated the Administrative Measures for Cybersecurity Incident Reporting (Draft for Comments), pursuant to which, an operator shall promptly activate its emergency plan for disposal upon occurrence of a cybersecurity incident. According to the Guideline for the Classification of Cybersecurity Incidents, a relatively serious, serious or extremely serious cybersecurity incident shall be reported within one hour.

Regulations on Overseas Listings

On December 24, 2021, the CSRC published the Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Administrative Provisions, and the Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Filing Measures. The Draft Administrative Provisions and the Draft Filing Measures lay out requirements for filing and include unified regulation management, strengthening regulatory coordination, and cross-border regulatory cooperation. On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, which have become effective on March 31, 2023. On the same date, the CSRC circulated Supporting Guidance Rules No. 1 through No. 5, Notes on the Overseas Listing Trial Measures, Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and relevant CSRC Answers to Reporter Questions, or collectively, the Guidance Rules and Notice, on CSRC’s official website. The Overseas Listing Trial Measures, together with the Guidance Rules and Notice reiterate the basic principles of the Draft Administrative Provisions and the Draft Filing Measures and impose substantially the same requirements for the overseas securities offering and listing both directly and indirectly by domestic enterprises, and clarified and emphasized several aspects, which include but are not limited to: (1) criteria to determine whether an applicant will be required to go through the filing procedures under the Overseas Listing Trial Measures; (2) exemptions from immediate filing requirements for applicants including those that have already been listed in foreign securities markets, including U.S. markets, prior to the effective date of the Overseas Listing Trial Measures, but these applicants shall still be subject to filing procedures if they conduct refinancing or are involved in other circumstances that require filing with the CSRC; (3) a negative list of types of applicants banned from listing or offering overseas, such as applicants whose affiliates have been recently convicted of bribery and corruption; (4) applicants’ compliance with web security, data security, and other national security laws and regulations; (5) applicants’ filing and reporting obligations, such as obligation to file with the CSRC after it submits an application for initial public offering to overseas regulators, and obligation after offering or listing overseas to file with the CSRC after it completes subsequent offerings and to report to the CSRC material events including change of control or voluntary or forced delisting of the applicant; and (6) the CSRC’s authority to fine both applicants and their relevant shareholders for failure to comply with the Overseas Listing Trial Measures, including failure to comply with filing obligations or committing fraud and misrepresentation. Specifically, pursuant to the Overseas Listing Trial Measures, our subsequent securities offerings in the same overseas market where we have previously offered and listed shall be filed with the CSRC within three business days after the offering is completed, if at all. As the Overseas Listing Trial Measures are newly issued, there remain uncertainties regarding its interpretation and implementation. Therefore, we cannot assure you that we will be able to complete the filings for our future offering and fully comply with the relevant new rules on a timely basis, if at all.

Seasonality

Our operating results and operating cash flows historically have been subject to seasonal variations. This pattern may change, however, as a result of new market opportunities or new product introductions.

C. Organizational Structure

The following diagram illustrates our principal subsidiaries, VIEs and VIEs’ subsidiaries as of the date of this annual report:

Air Net Technology Inc. (Cayman Islands)
100%
One World Global Travel Inc. (U.S.)
100%
Broad Cosmos Enterprises Ltd. (BVI)
100%
Global International Travel Limited (BVI)
100%
Air Net International Limited (BVI)
100%
IGLOBAL TRAVEL LIMITED (HK)
100%
Air Net (China) Limited (HK)
Air Joy Media Private Limited (Singapore)
Outside PRC
Inside PRC
100%
100%
Shenzhen Yuehang Information Technology Co., Ltd.
100%
Yuehang Chuangyi Technology (Beijing) Co., Ltd
100%
Xian Shengshi Dinghong Information Technology Co., Lt
100%
Beijing Youxing Technology Co., Ltd.
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
Yuehang Zhongying E-commerce Co., Ltd.
Yuehang Sunshine (Beijing) Asset Management Co., Ltd.
Guangzhou Meizheng Online Network Technology Co., Ltd.
51%
70%
100%
75%
100%
Shandong AirMedia Cheweishi Network Technology Co., Ltd.
Beijing Wangfan Jiaming Pictures Co., Ltd
Wenzhou Yuehang Advertising Co., Ltd.
Beijing Dongding Gongyi Advertising Co., Ltd.
Meizhong Network Information Technology Co., Ltd.

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

D. Property, Plants and Equipment

As March 31, 2024, our headquarters were located in Beijing, China. As of the same date, our branch offices leased approximately 358 square meters of office space in two other locations in China.

In addition, we owned approximately 2,109 square meters of office space in China as of March 31, 2024. In September 2014 and April 2015, we entered into the agreements to purchase an office space of approximately 2,109 square meters in Beijing for a total consideration of RMB65 million.

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

Recent Developments

As the computer servers in consideration of the issuance of shares under the investment agreement dated April 6, 2022 had not been delivered and transferred to us and certain conditions to the closing thereunder had not been satisfied, on June 21, 2023, we entered into a termination agreement with Unistar and Northern Shore to terminate such investment agreement. Pursuant to the termination agreement, (1) we repurchased 3,432,345 ordinary shares and 1,016,502 ordinary shares from Unistar and Northern Shore at par, respectively, and (2) the warrant agreement dated April 7, 2022 with each of Unistar Group and Northern Shore entitling them to subscribe from us for up to an aggregate of 2,945,137 ordinary shares were terminated and cancelled in full and rendered null and void.

On March 19, 2024, we entered into an investor repurchase agreement with Unistar and Northern Shore, pursuant to which we repurchased (1) 596,908 ordinary shares issued to Unistar under the investment agreement dated December 30, 2020, and (2) 710,321 ordinary shares issued to Northern Shore under the investment agreement dated February 4, 2021, each at a per share price at par of US$0.04, for an aggregate consideration of US$52,289.16. In consideration of the repurchase, we transferred 100% of the equity interest of Blockchain Dynamics Limited, a company incorporated under the Laws of Hong Kong which was previously indirectly wholly owned by us to hold the computer servers and to operate related cryptocurrency mining business. In March 2024, we completed the disposal of Blockchain Dynamics Limited. As such, we terminated the proposed change-in-control transaction and our new business initiatives in cryptocurrency mining. Cryptocurrency mining business was presented as discontinued operation in the consolidated financial statement for the years ended December 31, 2023 and 2022, respectively.

On April 15, 2024, we completed a private placement of 3,372,788 ordinary shares with par value of US$0.04 per share for an aggregate subscription amount of US$5.7 million with certain investors.

Revenues

In 2021, 2022 and 2023, we mainly generated revenues for our continuing operations from the sale of advertising time slots and locations on our advertising network.

	Fiscal Years Ended December 31,
	2021		2022		2023
		% of		% of		% of
		Total		Total		Total
	Amount	Revenues	Amount	Revenues	Amount	Revenues

	(in thousands of U.S. dollars, except percentages)
Air travel media network	$9,191	100.0%	$2,768	99.8%	928	100.0%
Other media	1	0.0%	6	0.2%	—	0.0%
Total revenues	9,192	100.0%	2,774	100.0%	928	100.0%
Business tax and other sales tax	(119)	(1.3)%	(101)	(3.6)%	(83)	(8.9)%
Net revenues	$9,073	98.7%	$2,673	93.4%	858	91.1%

Revenues

Our air travel media network revenues from operations in 2021, 2022 and 2023 mainly consisted of revenues from advertising and programming on digital TV screens on airplanes and other revenues in air travel.

Revenues from our air travel media network accounted for 100.0%, 99.8% and 100.0% of our total revenues for our continuing operations for the years ended December 31, 2021, 2022 and 2023, respectively. As of December 31, 2021, 2022 and 2023, our network consisted of five, five and two airlines, respectively.

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

Cost of Revenues

In 2021, 2022 and 2023, our cost of revenues consisted primarily of concession fees and agency fees and advertisement publishing fees. Other costs included equipment depreciation costs, operating costs and non-advertising content costs. The following table sets forth the major components of our cost of revenues, both in amounts and as percentages of net revenues for our continuing operations for the periods indicated.

	Fiscal Years Ended December 31,
	2021		2022		2023
	Amount	%	Amount	%	Amount	%

	(in thousands of U.S. Dollars, except percentages)
Net revenues	$9,073	100.0%	$2,673	100.0%	$845	100.0%
Cost of revenues
Concession fees	(7,297)	(80.4)%	(804)	(25.8)%	(596)	(43.3)%
Agency fees and advertisement publishing fees	(1,815)	(20.0)%	(179)	(5.7)%	(51)	(3.7)%
Non-deductible input VAT that generated in prior years	(521)	(5.7)%	(27)	(0.9)%	(5)	(0.4)%
Others	12,654	(33.3)%	(2,104)	(67.6)%	(724)	(52.6)%
Total cost of revenues	$(12,654)	(139.5)%	$(3,114)	(182.1)%	$(1,376)	(162.8)%

Concession Fees

We incurred concession fees to airlines for placing our programs on their digital TV screens. This type of fee constituted a significant portion of our cost of revenues. Most of the concession fees paid to airlines were fixed under the relevant concession rights contracts with escalation clauses, pursuant to which the required fixed fee increased over each year during the relevant contract period, and payments for such fee were generally due three or six months in advance. We recognized concession fees of $7.3 million, $0.8 million and $0.6 million in 2021, 2022 and 2023, respectively.

Agency Fees and Advertisement Publishing Fees

We engaged third-party advertising agencies to help source advertisers from time to time or to help advertise publishing. These agencies assisted us in identifying and introducing potential advertisers to us or helped us to publish advertisement. We paid fees to such agencies if they generated advertising revenues or published advertisement for us. Fees that we paid to these third-party agencies were calculated based on a pre-set percentage of revenues generated from the advertisers by the third-party agencies and were paid when payments were received from the advertisers. We recorded these agency fees and advertisement publishing fees as cost of revenues ratably over the period in which the related advertisements were displayed.

Non-deductible input VAT that generated in prior years

We recognized the certified and estimated input VAT as asset. We wrote off the estimated input VAT and recognized a cost of non-deductible input VAT that was generated in prior years of $0.5 million, $27,000 and $5,000 for 2021, 2022 and 2023, respectively. In 2018, we ceased operation in gas station media network and on long-haul bus Wi-Fi, and planned to dispose the assets related to these businesses. The input VAT was expected to be used to deduct the output VAT of assets disposal. However, in 2019, only a small part of the related assets were discarded instead of disposal, and for the remaining, we estimated that these assets would not be disposed in the future, and no such output VAT would be generated. Apart from that, the entities with relevant business were not expected to generate enough revenue of which the output VAT could cover the balance of input VAT. As a result, we wrote off $11.0 million of the input VAT that was estimated to be used from the sale of assets or generation of revenue in 2019 in the year ended December 31, 2019. From 2020 to 2022, the economy was adversely affected by COVID-19 and we determined that the possibility of receiving invoices to offset the remaining estimated input VAT was remote. Therefore, we wrote off the remaining balance of $0.5 million, $27,000 and $5,000 as cost in the year ended December 31, 2021, 2022 and 2023, respectively.

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

Operating Expenses

In 2021, 2022 and 2023, our operating expenses consisted of general and administrative expenses, selling and marketing expenses and research and development expenses. The following table sets forth the three components of our operating expenses, and as a percentage of net revenues for our continuing operations for the periods indicated.

	Fiscal Years Ended December 31,
	2021		2022		2023
	Amount	%	Amount	%	Amount	%

	(in thousands of U.S. Dollars, except percentages)
Net revenues	$9,073	100.0%	$2,673	100.0%	$845	100.0%
Operating expenses
General and administrative expenses	(7,871)	(86.8)%	(5,483)	(205.1)%	(2,731)	(323.2)%
Selling and marketing expenses	(1,978)	(21.8)%	(1,411)	(52.8)%	(559)	(66.2)%
Research and development expenses	(365)	(4.0)%	(35)	(1.3)%	(35)	(4.1)%
Total operating expenses	$(10,214)	(112.6)%	$(6,929)	(259.2)%	$(3,325)	393.5%

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

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, from the year of assessment 2018/2019 onwards, the subsidiaries in Hong Kong are subject to profits tax at the rate of 8.25% on assessable profits up to HK$2.0 million; and 16.5% on any part of assessable profits over HK$2.0 million. Under the Hong Kong tax laws, we are exempted from the Hong Kong income tax on our foreign-derived income. In addition, payments of dividends from our Hong Kong subsidiary to us are not subject to any Hong Kong withholding tax. No provision for Hong Kong profits tax was made as we had no estimated assessable profit that was subject to Hong Kong profits tax during 2018, while a small profit was accrued during 2021 and 2022 and a small loss was accrued during 2023.

Singapore

In Singapore, startups (where any of the first 3 years falls in or after 2020) are allowed to claim a 75% tax exemption on the first S$100,000 of qualifying expenses for the first three years falls in 2020 onwards, 50% tax exemption on the next S$100,000 of normal chargeable income for which they are to be taxed. Any further income earned is taxed at the usual corporate tax rate of 17%. No provision for Singapore corporate tax was made as we had no estimated assessable profit that was subject to Singapore corporate tax in 2021, 2022 and 2023.

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

	Years Ended December 31,
	2021	2022	2023

	(in thousands of U.S. Dollars, except
	share, per share and per ADS data)
Consolidated Statements of Operations Data:
Revenues:
Air Travel Media Network	9,191	2,768	928
Other Media	1	6	—
Total revenues	9,192	2,774	928
Business tax and other sales tax	(119)	(101)	(83)
Net revenues	9,073	2,673	845
Cost of revenues	(12,654)	(3,114)	(1,376)
Gross income (loss)	(3,581)	(441)	(531)
Operating expenses:
Selling and marketing	(1,978)	(1,411)	(559)
General and administrative	(7,871)	(5,483)	(2,731)
Research and development	(365)	(35)	(35)
Total operating expenses	(10,214)	(6,929)	(3,325)
Loss from continuing operation	(13,795)	(7,370)	(3,856)
Interest expense, net	(2,884)	(835)	(320)
(Loss) gain from and impairment on long-term investments	(2,990)	(2,670)	114
Other income, net	581	4,909	4,168
Loss from continuing operations before income taxes	(19,088)	(5,966)	124
Less: income tax (benefits) expenses	284	17	1
Net (loss) income from continuing operation	(19,372)	(5,983)	123
Net income (loss) from discontinued operations, net of income taxes	1,585	(6,328)	(317)
Loss from disposal of discontinued operations, net of income taxes	—	—	—
Net loss	(17,787)	(12,311)	(194)
Less: Net loss attributable to noncontrolling interests	(452)	1,024	380
Net income (loss) attributable to AirNet Technology Inc.’s shareholders	$(17,335)	$(13,335)	$(574)

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Net Revenues. Our net revenues for continuing operations decreased by 66.5% from $2.7 million in 2022 to $0.9 million in 2023. The decrease was primarily due to the business slowdown of our air travel media network. Revenues from air travel media network decreased by 66.5% from $2.7 million in 2022 to $0.9 million in 2023. Among our revenues from air travel media network, revenues from digital TV screens on airplanes were $1.8 million and $0.5 million in 2022 and 2023, respectively. The decrease in revenues from digital TV screens on airplanes was mainly resulted from the business slowdown caused by the continuous negative impact of COVID-19 pandemic.

Cost of Revenues. Our cost of revenues decreased by 55.8% from $3.1 million in 2022 to $1.4 million in 2023. Our cost of revenues as a percentage of our net revenues increased from 116.5% in 2022 to 162.8% in 2023. Such increase was mainly due to the severe decrease of our revenue, which could not offset the necessary cost for inputs.

Concession fees decreased by 25.9% from $0.8 million in 2022 to $0.6 million in 2023, and concession fees as a percentage of net revenues increased from 25.8% in 2022 to 43.3% in 2023, primarily due to the business slowdown of air travel media network caused by the continuous negative impact of COVID-19 pandemic and severe decrease of revenue from air travel media network.

Agency fees and advertisement publishing fees decreased by 71.5% from $0.2 million in 2022 to $51,000 in 2023, primarily due to the expenditures cut down for operation that corresponds to the decrease of our revenue.

Operating Expenses. Our operating expenses decreased by 52.0% from $6.9 million in 2022 to $3.3 million in 2023.

●

Selling and Marketing Expenses. Our selling and marketing expenses decreased by 60.4% from $1.4 million in 2022 to $0.6 million in 2023. The decrease in our selling and marketing expenses in 2023 was primarily due to a decrease of staff expenses of $0.6 million and a decrease of service fee of $0.1 million.

●

General and Administrative Expenses. Our general and administrative expenses decreased by 50.2% from $5.5 million in 2022 to $2.7 million in 2023. The decrease in our general and administrative expenses in 2023 was primarily due to a decrease of staff expenses of $0.8 million, a decrease of depreciation of $0.3 million, and a decrease of professional service fee of $1.6 million.

●	Research and Development Expenses. Our research and development expenses was $35,000 in 2023, which kept stable compared with 2022.

Loss from continuing operations. We recorded a loss from continuing operations of $3.9 million in 2023, as compared to a loss from continuing operations of $7.4 million in 2022, as a cumulative result of the above factors.

(Loss) gain from and impairment on long-term investments. We recorded a gain of $0.1 million investment income from long term investment in 2023 compared with a loss of $2.7 million in 2022. The gain in 2023 resulted from the dissolution of Beijing Eastern Media Corporation Ltd. We received $1.2 million in cash and recognized $0.1 million of investment income.

Other income, net. Other income, net decreased from $4.9 million in 2022 to $4.2 million in 2023, primarily due to the effect of exchange gain (loss).

Income tax expenses (benefits). We incurred income tax expenses of $1,000 in 2023, compared with income tax expenses of $17,000 in 2022.

Net loss from continuing operations. As a cumulative result of the above factors, we recorded a net income from continuing operation of $0.1 million in 2023, as compared to a net loss from continuing operation of $6.0 million in 2022.

Net loss from discontinued operations, net of income taxes. We resolved to dispose of the cryptocurrency mining business in March 2024, and as a result, related results of operations were reclassified as discontinued operations. Net loss from discontinued operations, net of income taxes was $0.3 million in 2023, as compared to $6.3 million in 2022.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Net Revenues. Our net revenues for continuing operations decreased by 70.5% from $9.1 million in 2021 to $2.7 million in 2022. The decrease was primarily due to the business slowdown of our air travel media network. Revenues from air travel media network decreased by 70.5% from $9.1 million in 2021 to $2.7 million in 2022. Among our revenues from air travel media network, revenues from digital TV screens on airplanes were $7.5 million and $1.8 million in 2021 and 2022, respectively. The decrease in revenues from digital TV screens on airplanes was mainly resulted from the business slowdown caused by the negative impact of COVID-19 pandemic.

Cost of Revenues. Our cost of revenues decreased by 75.4% from $12.7 million in 2021 to $3.1 million in 2022. Our cost of revenues as a percentage of our net revenues decreased from 139.5% in 2021 to 116.5% in 2022. Such decrease was mainly due to the severe decrease of our revenue, which could not offset the necessary cost for inputs.

Concession fees decreased by 89.0% from $7.3 million in 2021 to $0.8 million in 2022, and concession fees as a percentage of net revenues decreased from 80.4% in 2021 to 25.8% in 2022, primarily due to the business slowdown of air travel media network caused by the negative impact of COVID-19 pandemic.

Agency fees and advertisement publishing fees decreased by 90.1% from $1.8 million in 2021 to $0.2 million in 2022, primarily due to the expenditures cut down for operation that corresponds to the decrease of our revenue.

Operating Expenses. Our operating expenses decreased by 32.2% from $10.2 million in 2021 to $6.9 million in 2022.

●

Selling and Marketing Expenses. Our selling and marketing expenses decreased by 28.7% from $2.0 million in 2021 to $1.4 million in 2022. The decrease in our selling and marketing expenses in 2022 was primarily due to a decrease of staff expenses of $0.3 million and a decrease of advertising expenses of $0.3 million.

●

General and Administrative Expenses. Our general and administrative expenses decreased by 30.3% from $7.9 million in 2021 to $5.5 million in 2022. The decrease in our general and administrative expenses in 2022 was primarily due to a decrease of staff expenses of $1.3 million, a decrease of office expenses of $0.6 million and a decrease of management fee for cryptocurrency mining of $0.4 million.

●

Research and Development Expenses. Our research and development expenses decreased by 90.4% from $0.4 million in 2021 to $35,000 in 2022. The decrease in our research and development expenses in 2022 was primarily due to less investment in research activities.

Loss from continuing operations. We recorded a loss from continuing operations of $7.4 million in 2022, as compared to a loss from continuing operations of $13.8 million in 2021, as a cumulative result of the above factors.

Other income, net. Other income, net increased from $0.6 million in 2021 to $4.9 million in 2022, primarily due to collection of legal compensation.

Income tax expenses (benefits). We incurred income tax expenses of $17,000 in 2022 and $0.3 million in 2021.

Net loss from continuing operations. As a cumulative result of the above factors, we recorded a net loss from continuing operation of $6.0 million in 2022, as compared to a net loss from continuing operation of $19.1 million in 2021.

Net loss from discontinued operations, net of income taxes. We resolved to dispose of the cryptocurrency mining business in March 2024, and as a result, related results of operations were reclassified as discontinued operations. Net loss from discontinued operations, net of income taxes was $6.3 million in 2022, as compared to net income from discontinued operations, net of income taxes of $1.6 million in 2021.

Share-based Compensation

In 2012, we adopted the 2012 Option Plan, which provides for 6,000,000 ordinary shares options to be granted to employees and directors. Share options under this plan may vest over a service period, performance condition or market condition, as specified in each award. Share options expire five years from the grant date. The plan is matured in 2022 and has been extended to 2025.

The fair value of each option granted was estimated on the date of grant/modification using the Black-Scholes option pricing model.

We recorded share-based compensation of $0.2 million, $60,000 and $5,000 for 2021, 2022 and 2023, respectively.

Inflation

Historically inflation has not had a significant effect on our business. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2021, 2022 and 2023 was increase of 0.9% ,1.8% and 2.9%, respectively.

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

We incurred loss from continuing operations of $13.8 million, $7.4 million and $3.8 million for the years ended December 31, 2021, 2022 and 2023, respectively. As of December 31, 2023, we had an accumulated deficit of $320.1 million and a working capital deficiency of $54.5 million. These conditions raise substantial doubt about our ability to continue as a going concern.

We intend to meet the cash requirements for the next 12 months from the date of this annual report through business restructuring plan and private placement. In February 2024, we entered into share transfer agreement with Hainan Oriental Meitong Technology Partnership to sell the 33.67% equity interest we held in Unicom AirNet (Beijing) Network Co., Ltd for a consideration of RMB197 million. On April 15, 2024, we completed a private placement of US$5.7 million with certain investors. As a result, our management prepared the consolidated financial statements assuming our company will continue as a going concern. As described above, we have a significant working capital deficiency, have incurred significant losses and have generated negative cash flows from operations. We need to raise additional funds to meet our obligations and sustain our operations. These conditions raise substantial doubt about our ability to continue as a going concern. Management’s plans in regard to these matters are also described above. However, there is no assurance that the measures above can be achieved as planned. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Cash Flow

The following table sets forth our cash flows with respect to operating activities, investing activities and financing activities for the years ended December 31, 2021, 2022 and 2023:

	Years Ended December 31,
	2021	2022	2023

	(in thousands of U.S. Dollars)
Net cash (used in) provided by operating activities	(4,975)	614	(1,817)
Net cash provided by investing activities	—	—	—
Net cash provided by (used in) financing activities	(9,433)	1,212	(1,222)
Effect of exchange rate changes	367	(695)	509
Net increase (decrease)in cash, cash equivalents and restricted cash	(14,041)	1,131	(2,530)
Cash and cash equivalents and restricted cash at the beginning of the year	15,610	1,569	2,700
Cash and cash equivalents at the end of the year	1,569	2,700	170
Less: cash and cash equivalents of discontinued operations at end of period	268	198	20
Cash and cash equivalents of continuing operations, at end of period	1,301	2,502	150

Operating Activities

Net cash used in operating activities was $1.8 million for the year ended December 31, 2023. Net cash used in operating activities was primarily attributable to (1) a net income from continuing operations of $0.1 million adjusted by non-cash adjustments mainly including depreciation and amortization of $0.9 million; (2) a decrease of accounts payable of $4.2 million; (3) a decrease of deferred revenue of $0.5 million, which was offset by (i) a decrease of accounts receivable of $1.3 million and (ii) a decrease of other current assets of $1.1 million.

Net cash provided by operating activities was $0.6 million for the year ended December 31, 2022. Net cash provided by operating activities was primarily attributable to (1) a net loss from continuing operations of $6.0 million adjusted by non-cash adjustments mainly including loss from and impairment on long-term investments of $2.7 million and depreciation and amortization of $0.8 million; (2) an increase of deferred revenue of $4.3 million; (3) a decrease of other current assets of $2.4 million, (4) a decrease of accounts receivable of $0.7 million, which was offset by a decrease in accounts payable of $2.6 million.

Net cash used in operating activities was $5.0 million for the year ended December 31, 2021. Net cash used in operating activities was primarily attributable to (1) a net loss of $19.3 million from continuing operations adjusted by non-cash adjustments mainly including loss on long-term investment of $3.0 million, depreciation and amortization of $2.0 million and amortization of right-of-use assets of $0.6 million; (2) a decrease of accounts receivable of $7.9 million, which was partially offset by (i) a decrease in accounts payable of $3.8 million, (ii) a decrease of lease liabilities of $0.9 million and (iii) an increase of prepaid concession fees of $0.6 million.

Investing Activities

Net cash provided by investing activities was nil for the years ended December 31, 2021, 2022 and 2023.

Financing Activities

Net cash used in financing activities amounted to $1.2 million for the year ended December 31, 2023, mainly consisting of (1) cash repaid for short-term bank loans of $12.8 million, which was offset by cash received from loans from related parties of $11.6 million.

Net cash provided by financing activities amounted to $1.2 million for the year ended December 31, 2022, mainly consisting of (1) cash received from short-term bank loans of $10.8 million, (2) cash received of short-term loans from third parties of $2.4 million and (3) cash received from short-term loans from related parties of $1.1 million, which was offset by (i) cash repaid for short-term bank loans of $11.9 million, (ii) loans provided to related parties of $0.6 million and (iii) cash repaid of short-term loan to a third party of $0.5 million.

Net cash used in financing activities amounted to $9.4 million for the year ended December 31, 2021, mainly consisting of (1) cash repaid to third party of $18.2 million, (2) cash repaid for short-term bank loans of $6.8 million and (3) cash repaid for long-term loan of $2.6 million, which was offset by cash received from short-term loans of $18.9 million.

Capital Expenditures

Our capital expenditures were made primarily to purchase equipment for our network, our development in technology of computer servers for cryptocurrency mining.

Our capital expenditures were nil in 2021, 2022 and 2023. In 2021, instead of cash payment, we issued shares for purchase of computer servers for our cryptocurrency mining business. In 2022, we issued shares for purchase of computer servers for our cryptocurrency mining business, and the purchase was terminated in 2023.

Contractual Obligations

We have entered into operating lease agreements primarily for our offices in China. These leases expired in 2023 and were not renewed in 2024. In addition, the contract terms of our concession rights contracts are usually three to five years. Most of these concession rights expired in 2022 and are renewable upon negotiation. The following table sets forth our contractual obligations and commercial commitments as of December 31, 2023.

	Payments Due by Period
		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years

	(in thousands of U.S. Dollars)
Operating lease agreements	$6	$6	$—	$—	$—
Total	$6	$6	$—	$—	$—

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

Intra-Company Transfers

Transfers of cash between our PRC operating subsidiaries and our non-PRC entities are regulated by certain PRC laws. For a description of these laws and the effect that they may have on our ability to meet cash obligations, please refer to “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Dividends payable to us by our wholly-owned operating subsidiaries may be subject to PRC withholding taxes, or we may be subject to PRC taxation on our worldwide income, and dividends distributed to our investors may be subject to more PRC withholding taxes under PRC tax law,” “Item 3. Key Information—D. Risk Factors—Risks Related to our Corporate Structure—We may rely principally on dividends and other distributions on equity paid by our wholly-owned operating subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our operating subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business,” “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Restrictions on currency exchange may limit our ability to receive and use our revenues or financing effectively,” “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to the establishment of offshore special purpose companies by PRC residents and registration requirements for employee stock ownership plans or share option plans may subject our PRC resident beneficial owners or the plan participants to personal liability, limit our ability to inject capital into our PRC subsidiaries, limit our subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us,” “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Dividend Distribution,” and “Item 4. Information on the Company—B. Business Overview—Regulation—SAFE Regulations on Offshore Investment by PRC Residents and Employee Stock Options.” None of these regulations have had a material effect on our ability to meet our cash obligations.

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

Financial Information Related to the VIEs

The following tables present the consolidating schedule of financial information relating to AirNet Technology Inc., or the Parent, consolidated affiliated entities and non-VIE consolidated entities as of and for the years ended December 31, 2021, 2022 and 2023.

Selected consolidated statements of operations data

	Year ended December 31, 2021
			Non-VIE
		Consolidated	consolidated	Inter-company	Group
	Parent	affiliated entities	entities	elimination	consolidated

	(US$ in thousands)
Net revenues	—	9,075	2,602	—	11,677
Cost of revenues	—	12,653	2,122	—	14,775
Gross (loss) profit	—	(3,578)	480	—	(3,098)
Operating expenses	566	8,173	2,137	—	10,876
Operating loss	(566)	(11,751)	(1,657)	—	(13,974)
Other (expense) income	(11)	(3,691)	173	—	(3,529)
Loss from subsidiaries	(16,758)	—	—	16,758	—
Loss before income taxes	(17,335)	(15,442)	(1,484)	16,758	(17,503)
Net (loss)	(17,335)	(15,726)	(1,484)	16,758	(17,787)

	Year ended December 31, 2022
			Non-VIE
		Consolidated	consolidated	Inter-company	Group
	Parent	affiliated entities	entities	elimination	consolidated

	(US$ in thousands)
Net revenues	—	2,867	1	—	2,868
Cost of revenues	—	3,194	2,029	—	5,223
Gross loss	—	(327)	(2,028)	—	(2,355)
Operating expenses	1,231	5,749	4,744	—	11,724
Operating loss	(1,231)	(6,076)	(6,772)	—	(14,079)
Other income (expense)	41	3,611	(1,867)	—	1,785
Loss from subsidiaries	(11,616)	—	—	11,616	—
Loss before income taxes	(12,806)	(2,465)	(8,639)	11,616	(12,294)
Net (loss)	(12,806)	(2,482)	(8,639)	11,616	(12,311)

	Year ended December 31, 2023
			Non-VIE
		Consolidated	consolidated	Inter-company	Group
	Parent	affiliated entities	entities	elimination	consolidated

	(US$ in thousands)
Net revenues	—	845	—	—	845
Cost of revenues	—	1,376	—	—	1,376
Gross loss	—	(531)	—	—	(531)
Operating expenses	531	1,924	870	—	3,325
Operating loss	(531)	(2,455)	(870)	—	(3,856)
Other income (expense)	8	5,009	(1,037)	—	3,980
Loss from subsidiaries	(51)	—	—	51	-
(Loss)before income taxes	(574)	2,554	(1,907)	51	(2,357)
Net (loss) income	(574)	2,236	(1,907)	51	(2,358)

Selected consolidated balance sheets data

	As of December 31, 2021
			Non-VIE
		Consolidated	consolidated	Inter-company	Group
	Parent	affiliated entities	entities	elimination	consolidated

	(US$ in thousands)
Total current assets	27,408	29,093	255,958	(275,811)	36,648
Total non-current assets	—	53,744	5,643	—	59,387
Total assets	27,408	82,837	261,601	(275,811)	96,035
Total current liabilities	2,909	350,685	27,206	(275,811)	104,956
Total non-current liabilities	—	13	—	—	13
Total liabilities	2,909	350,698	27,206	(275,811)	104,969
Total shareholders’ equity	24,499	(267,828)	234,395	—	(8,934)

	As of December 31, 2022
			Non-VIE
		Consolidated	consolidated	Inter-company	Group
	Parent	affiliated entities	entities	elimination	consolidated

	(US$ in thousands)
Total current assets	50,328	37,842	256,531	(274,908)	69,793
Total non-current assets	—	44,476	880	—	45,356
Total assets	50,328	82,318	257,411	(274,908)	115,149
Total current liabilities	4,039	345,450	27,206	(274,908)	101,787
Total non-current liabilities	—	9	—	—	9
Total liabilities	4,039	345,459	27,206	(274,908)	101,796
Total shareholders’ equity	46,289	(262,614)	230,205	—	13,353

	As of December 31, 2023
			Non-VIE
		Consolidated	consolidated	Inter-company	Group
	Parent	affiliated entities	entities	elimination	consolidated

	(US$ in thousands)
Total current assets	16,406	40,336	240,367	(267,194)	29,915
Total non-current assets	—	30,116	12,143	—	42,259
Total assets	16,406	70,452	252,510	(267,194)	72,174
Total current liabilities	4,557	171,625	175,431	(267,194)	84,419
Total non-current liabilities	—	8,842	—	—	8,842
Total liabilities	4,557	180,467	175,431	(267,194)	93,261
Total shareholders’ equity	11,849	(110,015)	77,079	—	(21,087)

Selected consolidated statements of cash flows data

	Year ended December 31, 2021
			Non-VIE
		Consolidated	consolidated	Inter-company	Group
	Parent	affiliated entities	entities	elimination	consolidated

	(US$ in thousands)
Net cash (used in) provided by operating activities	—	(5,231)	359	(104)	(4,975)
Net cash used in investing activities	—	—	—	—	—
Net cash used in by financing activities	—	(9,433)	—	—	(9,433)

	Year ended December 31, 2022
			Non-VIE
		Consolidated	consolidated	Inter-company	Group
	Parent	affiliated entities	entities	elimination	consolidated

	(US$ in thousands)
Net cash provided by (used in) operating activities	—	1,729	(322)	(655)	752
Net cash used in investing activities	—	—	—	—	—
Net cash provided by financing activities	—	1,212	—	—	1,212

	Year ended December 31, 2023
			Non-VIE
		Consolidated	consolidated	Inter-company	Group
	Parent	affiliated entities	entities	elimination	consolidated

	(US$ in thousands)
Net cash provided by (used in) operating activities	—	(1,514)	(186)	(117)	(1,817)
Net cash used in investing activities	—	—	—	—	—
Net cash provided by financing activities	—	(1,222)	—	—	(1,222)

C. Research and Development, Patents and Licenses, Etc.

We have been developing certain technologies for air travel media services purposes. However, our financial commitment to development of these technologies has been limited. We incurred research and development expense of $0.4 million, $35,000 and $35,000 for 2021, 2022 and 2023, respectively. While we are interested in and may experiment with new technologies from time to time, we do not intend to materially increase our research and development spending in the foreseeable future.

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

When reading our consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. Our critical accounting policies and practices include the following: (i) revenue recognition; and (ii) income taxes. See Note 2 Summary of Significant Accounting Policies to our consolidated financial statements for the disclosure of these accounting policies. We believe the following accounting estimates involve the most significant judgments used in the preparation of our financial statements.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth certain information regarding our directors and executive officers as of the date of this annual report.

NAME	AGE	POSITION
Man Guo	60	Chairman of the Board and Interim Chief Financial Officer
Fuying Yan	37	Director and Co-Chief Executive Officer
Dan Shao	45	Co-Chief Executive Officer
Qing Xu	63	Executive President
Songzuo Xiang	59	Independent Director
Shirong Tong	54	Independent Director
Tong Lin	41	Independent Director

Mr. Man Guo is our founder and has served as the chairman of our board of directors since our inception. Mr. Guo has also served as our interim chief financial officer since March 2021. In addition, Mr. Guo served as our chief executive officer from inception to September 2022 and our interim chief financial officer previously from December 2018 to February 2019. He was the general manager of Beijing Sunshine Media Co., Ltd. from 1997 to 2004. From 1991 to 1996, Mr. Guo served as the deputy general manager of Beijing Trade & Technology Development Company. Prior to that, he worked in China Civil Aviation Development Service Company from 1988 to 1990. Mr. Guo received his bachelor’s degree in applied mathematics from People’s Liberation Army Information Engineering University in China in 1983 and an Executive MBA degree from Peking University in China in 2011.

Ms. Fuying Yan has served as our director and co-chief executive officer since February 2024. Ms. Yan has been serving as a chief executive officer at Beijing 365 Tourism Group since January 2019. Prior to that, Ms. Yan worked at Beijing Flyer Alliance Aviation Services Co., Ltd. from January 2016 to October 2018 as a regional vice president, at China Resources C’estbon Beverages Co., Ltd. from June 2015 to January 2016 as a marketing director, and at the advanced training center of Huadian Group Corporation from October 2013 to May 2015 as a secretary general. Ms. Yan received a bachelor’s degree in law from Hebei University in May 2008, and a master’s degree in business administration from North China Electric Power University in October 2021.

Ms. Dan Shao has served as our chief executive officer since September 2022 and our co-chief executive officer since February 2024. From September 2022 to February 2024, Ms. Shao served as our director. Ms. Shao has also served as a managing director of Air Media International (S) Pte Ltd, a company wholly owned by Ms. Shao, and as a managing director of Air Joy Media Private Limited, a subsidiary of AirNet, since December 2013 and November 2019, respectively. In addition, she has served as an executive director of Multiway International Consultancy Pte Ltd. since November 2020 and as a business development director at Elmwood Group Pte Ltd since August 2021. Ms. Shao worked at Shandong Hongzhi Advertising Co. Ltd. from December 2004 to December 2006, and at Sun Television Cybernetworks Enterprise Ltd. from January 2003 to November 2004. Ms. Shao graduated with a bachelor’s degree from the University of International Business and Economic in July 2003 and received a master’s degree from National University of Singapore in June 2019.

Mr. Qing Xu has served as our executive president since June 2010. Mr. Xu served as our director from inception to February 2024. From October 2005 to our inception, Mr. Xu served as a director of certain of our pre-existing affiliated entities. From 2003 to 2005, Mr. Xu served as a vice president of Zhongyuan Guoxin Investment Guarantee Co., Ltd. Prior to that, he served as a department director of China Haohua Group Co., Ltd. from 1997 to 2003 and as a department manager of Beijing Trade & Technology Development Company from 1991 to 1997. Mr. Xu was a secretary at the PRC State Council Secretary Bureau from 1984 to 1991. Mr. Xu received his associate’s degree in business and economics management from Beijing Normal University in 1996.

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

Mr. Shirong Tong has served as our independent director since February 2024. Mr. Tong has been serving as an associate professor at Shaoyang University since September 2005. Prior to that, Mr. Tong worked at Shandong Shanda Technology Group Co., Ltd. from August 2004 to August 2005 as a human resource manager, at the Shanghai branch of German Kappa Group from March 2004 to July 2004 as a marketing manager, and at Shandong Luneng Taishan Cable Co., Ltd. from July 1998 to August 2002 as a marketing manager. Mr. Tong received a bachelor’s degree in economics from China Coal Economics College in July 1998, and a master’s degree in business administration from Tongji University in July 2005.

Ms. Tong Lin has served as our independent director since March 2024. Ms. Lin served as a director of human resources at Hong Kong Strength Company Group from March 2020 to June 2022. Prior to that, Ms. Lin worked at Haier Group Corporation from May 2014 to September 2019 as a director of human resources and at Geliahao Group from June 2006 to September 2013 as a human resources specialist. Ms. Lin received a bachelor’s degree in accounting from Northeastern University in June 2006, and a master’s degree in executive business administration from Tsinghua Shenzhen International Graduate School in June 2013.

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

B. Compensation

In 2023, the aggregate cash compensation to our executive officers was approximately $0.06 million and the aggregate cash compensation to our non-executive directors was approximately $0.08 million.

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

Share Options

In July 2007, we adopted the 2007 Option Plan to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. In December 2009, we amended the 2007 Option Plan by increasing the maximum aggregate number of shares issuable under the plan from 300,000 to 425,000. In March 2011, our board of directors authorized the issuance of 50,000 ordinary shares under the 2011 Option Plan. In 2012, our board of directors adopted the 2012 Option Plan, under which we are authorized to grant restricted shares or options and other awards for a total issuance of up to 150,000 ordinary shares. As of April 15, 2024, options to purchase 384,968 of our ordinary shares were outstanding. The majority of these options will vest on a straight-line basis over a three-year period, with one-twelfth of the options vesting each quarter from the date of grant.

The following table summarizes, as of April 15, 2024, the outstanding options and restricted share units granted to our executive officers and directors under our 2007 Option Plan, as amended, 2011 Option Plan and 2012 Option Plan.

	Ordinary
	Shares	Exercise
	Underlying	Price
Name	Options	($/Share)	Date of Grant	Expiration Date
Man Guo	*	0.24	February 15, 2019	December 31, 2025
Qing Xu	*	0.24	February 15, 2019	December 31, 2025
Total	60,000
*	Less than 1% of our total outstanding shares on an as-converted basis.

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

Termination of the Plan. Unless terminated earlier, the 2007 Option Plan expires on and no further awards may be granted under it after July 2017, our 2011 Option Plan expires on and no further awards may be granted under it after March 2021, and our 2012 Option Plan expires on and no further awards may be granted under it after November 2022. The 2012 Option Plan has been extended to 2025. Our board of directors has the authority to amend or terminate the plan subject to shareholder approval to the extent necessary to comply with applicable law. However, no such action may impair the rights of any optionee unless agreed by the optionee.

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

Board Committees

We have established three committees under the board of directors: an audit committee, a compensation committee, and a compliance committee. We currently do not plan to establish a nominating committee. The independent directors of our company will select and recommend to the board for nomination by the board such candidates as the independent directors, in the exercise of their judgment, have found to be well qualified and willing and available to serve as our directors prior to each annual meeting of our shareholders at which our directors are to be elected or reelected. In addition, our board of directors has resolved that director nominations be approved by a majority of the board as well as a majority of the independent directors of the board. Over half of our board of directors are independent directors. We have adopted a charter for each of the board committees. Each committee’s members and responsibilities are described below.

Audit Committee. Our audit committee consists of Mr. Songzuo Xiang, Mr. Shirong Tong and Ms. Tong Lin. Mr. Xiang is the chairperson. Our board of directors has determined that all members of our audit committee satisfy the “independence” requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the rules and regulations of the Nasdaq Stock Market LLC. We have determined that Mr. Xiang qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Mr. Songzuo Xiang, Mr. Shirong Tong and Ms. Tong Lin. Mr. Tong is the chairperson. Our board of directors has determined that all members of our compensation committee satisfy the “independence” requirements of the rules and regulations of the Nasdaq Stock Market LLC. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Our co-chief executive officers may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Compliance Committee. Our compliance committee consists of Mr. Songzuo Xiang, Mr. Shirong Tong and Ms. Tong Lin. Ms. Lin is the chairperson. Our compliance committee assists our board in overseeing our compliance with the laws and regulations applicable to our business, and compliance with our code of business conduct and ethics and related policies by our employees, officers, directors and other agents and associates. The compliance committee is responsible for, among other things:

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

D. Employees

We had 71, 39 and 30 employees as of December 31, 2021, 2022 and 2023, respectively. All of our employees as of December 31, 2023 were located in Beijing. The following table sets forth the number of our employees by functions as of the same dates, respectively:

	As of December 31,
	2021		2022		2023
			Number		Number
	Number of	% of	of	% of	of	% of
	Employees	Total	Employees	Total	Employees	Total
Sales and Marketing Department	20	28.2	3	7.7	2	6.7
Quality Control and Technology Department	4	5.6	1	2.6	1	3.3
Programming Department	9	12.7	2	5.1	2	6.7
Resources Development Department	1	1.4	—	—	—	—
General Administrative and Accounting	37	52.1	33	84.6	25	83.3
Total	71	100.0	39	100.0	30	100.0

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

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of April 15, 2024, by:

●	each of our directors and executive officers; and

●	each principal shareholder, or person known to us to own beneficially more than 5.0% of our ordinary shares.

The calculations in the shareholder table below are based on 13,107,830 ordinary shares outstanding as of April 15, 2024, excluding (1) 1,307,229 treasury shares and (2) 24,818 ordinary shares and ordinary shares represented by ADSs reserved for settlement upon exercise of our incentive share awards. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days after April 15, 2024, the most recent practicable date, including through the exercise of any option, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Man Guo(1)	7,171,327	54.7
Fuying Yan	—	—
Dan Shao(2)	514,605	3.9
Qing Xu	*	*
Songzuo Xiang	*	*
Shirong Tong	—	—
Tong Lin	—	—
All directors and executive officers**	7,778,432	59.3
Principal Shareholders:
Man Guo(1)	7,171,327	54.7
Dan Shao(2)	514,605	3.9
*	Aggregate beneficial ownership of our company by such director or officer is less than 1% of our total outstanding ordinary shares.
**	The business address of our directors and executive officers is Suite 301 No. 26 Dongzhimenwai Street, Chaoyang District, Beijing 100027, The People’s Republic of China.
(1)	Includes (i) 6,970,081 ordinary shares held by Wealthy Environment Limited, a BVI company wholly owned by Mr. Man Guo, (ii) 121,246 ordinary shares represented by ADSs held by Wealthy Environment Limited, (iii) 50,000 ordinary shares represented by ADSs held by Mr. Man Guo, and (iv) 30,000 ordinary shares issuable upon exercise of options held by Mr. Guo that are exercisable within 60 days after April 15, 2024. Mr. Guo is the spouse of Ms. Shao. Mr. Guo disclaims beneficial ownership of the Shares held by Ms. Shao or Global Earning Pacific Limited. The registered address of Wealthy Environment Limited is P.O. Box 173, Kingston Chambers, Road Town Tortola, BVI.
(2)	Includes (i) 500,000 ordinary shares held by Global Earning Pacific Limited, a BVI company wholly owned by Ms. Dan Shao, and (ii) 14,605 ordinary shares represented by ADSs that Ms. Dan Shao purchased in one or more open-market transactions. Ms. Shao is the spouse of Mr. Guo. Ms. Shao disclaims beneficial ownership of the Shares held by Mr. Guo or Wealthy Environment Limited. The registered address of Global Earning Pacific Limited is OMC Chambers, Wickham Cay 1, Road Town Tortola, BVI.

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

As of April 15, 2024, 14,439,877 of our ordinary shares were issued and outstanding, of which 1,307,229 ordinary shares were treasury shares and 24,818 ordinary shares are issued to our depositary bank reserved for future exercise of vested options. To our knowledge, we had only one record shareholder in the United States, JPMorgan Chase Bank, N.A., which is the depositary of our ADS program and held approximately 15.6% of our total outstanding ordinary shares as of April 15, 2024. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

●	Technology support and service agreements: Chuangyi Technology provides exclusive technology support and consulting services to the VIEs and in return, the VIEs are required to pay Chuangyi Technology service fees. Linghang Shengshi pays to Chuangyi Technology annual service fees in the amount that guarantee that Linghang Shengshi can achieve, after deducting such service fees payable to Chuangyi Technology, a net cost plus rate of no less than 0.5%. It is at Chuangyi Technology’s sole discretion that the rate and amount of service fees ultimately charged the VIEs under these agreements are determined. The “net cost-plus rate” refers to the operating profit as a percentage of total costs and expenses of a certain entity. The technology support and service fees for each given year payable by AirNet Online to Chuangyi Technology under AirNet Online’s technology support and service agreement shall be determined by AirNet Online and Chuangyi Technology at the first month of such year taking into account several factors. Those factors include the credential of the team of Chuangyi Technology that provides services to AirNet Online, the number of service hours, the nature and value of the services provided by Chuangyi Technology, the extent to which Chuangyi Technology provides patent or other license to AirNet Online in its provision of technology support and service and the correlation between AirNet Online’s results of operations and the technology support and service provided by Chuangyi Technology. In the event Chuangyi Technology finds it necessary to make subsequent adjustment to the amount of fees, AirNet Online shall negotiate in good faith with Chuangyi Technology to determine the new fee. The technology support and service agreements are effective for ten years and such term is automatically renewed upon their expiration unless either party to an agreement informs the other party of its intention not to extend at least twenty days prior to the expiration of these agreements.

●	Technology development agreements: The VIEs exclusively engage Chuangyi Technology to provide technology development services. Chuangyi Technology owns the intellectual property rights developed in the performance of these agreements. Linghang Shengshi pays to Chuangyi Technology annual service fees in the amount that guarantee that the VIEs can achieve, after deducting such service fees payable to Chuangyi Technology, a net cost-plus rate of no less than 0.5%, which final rate should be determined by Chuangyi Technology. It is at Chuangyi Technology’s sole discretion the rate and amount of fees ultimately charged the VIEs under these agreements are determined. The “net cost-plus rate” refers to the operating profit as a percentage of total costs and expenses of a certain entity. The technology development fees for each given year payable by AirNet Online/Iwangfan to Chuangyi Technology under AirNet Online/Iwangfan’s technology development agreement shall be determined by AirNet Online/Iwangfan and Chuangyi Technology at the first month of such year taking into account several factors. Those factors include the credential of the team of Chuangyi Technology that provides services to AirNet Online/Iwangfan, the number of service hours, the nature and value of the services provided by Chuangyi Technology, the extent to which Chuangyi Technology provides patent or other license to AirNet Online/Iwangfan in its provision of technology development service and the correlation between AirNet Online/Iwangfan’s results of operations and the technology development service provided by Chuangyi Technology. In the event Chuangyi Technology finds it necessary to make subsequent adjustment to the amount of fees, AirNet Online/Iwangfan shall negotiate in good faith with Chuangyi Technology to determine the new fee. The technology development agreements are effective for ten years and such term is automatically renewed upon their expiration unless either party informs the other party of its intention not to extend at least twenty days prior to the expiration of these agreements.
●	Exclusive technology consultation and service agreement: AirNet Online exclusively engages Chuangyi Technology to provide consultation services in relation to management, training, marketing and promotion. AirNet Online agrees to pay to Chuangyi Technology the amount of annual service fees as determined by Chuangyi Technology. In the event Chuangyi Technology finds it necessary to make subsequent adjustment to the amount of fees, AirNet Online shall negotiate in good faith with Chuangyi Technology to determine the new fees. The exclusive technology consultation and service agreement remains effective for ten years and such term may be reviewed by Chuangyi Technology’s written confirmation prior to the expiration of the agreement term.
●	Call option agreements: Under the call option agreements between Chuangyi Technology and the existing shareholders (except Lin Wang) of Linghang Shengshi and Iwangfan, such shareholders of those VIEs irrevocably granted Chuangyi Technology or its designated third party an exclusive option to purchase from such shareholders of the VIEs, to the extent permitted under PRC law, all the equity interests in the VIEs, as the case may be, for the minimum amount of consideration permitted by the applicable law without any other conditions. Under the call option agreements between Chuangyi Technology and the existing shareholders of AirNet Online, such shareholders of AirNet Online irrevocably granted Chuangyi Technology or its designated third party an exclusive option to purchase from such shareholders of AirNet Online, to the extent permitted under PRC law, all the equity interests in AirNet Online, as the case may be. To the extent the applicable PRC law does not require the valuation of the subject equity interests and does not otherwise restrict the purchase price for such equity interests, such purchase price shall equal the amount of actual payment made by the respective shareholders of AirNet Online with respect to the equity interests whether in the form or share capital injection or secondary purchase price. If and where the applicable PRC law requires the valuation of the subject equity interests or otherwise has restrictions on the purchase price for such equity interests, such purchase price shall equal the minimum amount of consideration permitted by the applicable law. In addition, under these agreements (except for the call option agreements between Chuangyi Technology and the existing shareholders of AirNet Online), Chuangyi Technology has undertaken to act as guarantor of VIEs in all operations-related contracts, agreements and transactions and commit to provide loans to support the business development needs of VIEs or if the VIEs suffer operating difficulties, provided that the relevant VIE’s shareholders satisfy the terms and conditions in the call option agreements. Under PRC laws, to provide an effective guarantee, a guarantor needs to execute a specific written agreement with the beneficiary of the guarantee. As Chuangyi Technology has not entered into any written guarantee agreements with any third party beneficiaries to guarantee the VIEs’ performance obligations to these third parties, none of these third parties can demand performance from Chuangyi Technology as a guarantor of the VIEs’ performance obligations. The absence of a written guarantee agreement, however, does not affect our conclusion that we are the primary beneficiary of the VIEs and in turn should consolidate the financials of the VIEs. The term of each call option agreement is ten years and such terms can be renewed upon expiration at Chuangyi Technology’s sole discretion. In January 2016, existing shareholders of AirNet Online and Linghang Shengshi entered into a supplement agreement to provide that, without respect to the changes in equity interest percentages of those shareholders in the respective VIEs, the relevant provisions of the respective call option agreements shall continue to apply.

●	Equity pledge agreements: Under the equity pledge agreements between Chuangyi Technology and the existing shareholders of the VIEs other than AirNet Online, such shareholders of those VIEs (except Lin Wang) pledged all of their equity interests, including the right to receive declared dividends, in those VIEs to Chuangyi Technology to guarantee those VIEs’ performance of their obligations under the technology support and service agreement and the technology development agreement. Under the equity pledge agreements between Chuangyi Technology and the existing shareholders of AirNet Online, such shareholders of AirNet Online pledged all of their equity interests, including the right to receive declared dividends, in AirNet Online to Chuangyi Technology to guarantee the performance by AirNet Online of its obligations under its call option agreement and its exclusive technology consultation and service agreement. If the VIEs fail to perform their obligations set forth in the applicable agreements, Chuangyi Technology shall be entitled to exercise all the remedies and powers set forth in the provisions of the applicable equity pledge agreements. Those agreements remain effective for as long as the technology support and service agreements and technology development agreement are effective, or, in the case of AirNet Online, until two years after the term of the obligations under the call option agreement and exclusive technology consultation and service agreement. Pursuant to the PRC Property Rights Law, an equity pledge is not perfected as a security property right unless it is registered with the competent local administration for industry and commerce. We have not yet registered the share pledges by those shareholders of AirNet Online, Linghang Shengshi and Iwangfan. In January 2016, existing shareholders of AirNet Online, Linghang Shengshi and Iwangfan entered into a supplement agreement to provide that, without respect to the changes in equity interest percentages of those shareholders in the respective VIEs, the relevant provisions of the respective equity pledge agreements shall continue to apply.
●	Authorization letters: Each existing shareholder of the VIEs (except Lin Wang) has executed an authorization letter to authorize persons appointed by Chuangyi Technology to exercise certain of its rights, including voting rights, the rights to enter into legal documents and the rights to transfer any or all of its equity interest in the VIEs. The authorization letters by such shareholders of the VIEs will remain effective during the operating periods of the respective VIEs and for so long as the respective parties remain those shareholders of the VIEs unless terminated earlier by Chuangyi Technology or unless the call option agreement with respect to VIEs is terminated prior to its expiration.

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

As of December 31, 2022, we had $0.2 million and $0.4 million due from Mr. Xu Qing and Unicom AirNet, respectively, representing an interest free advance to it on a short-term basis for operation purpose.

As of December 31, 2023, we had $0.2 million due from Mr. Xu Qing, representing an interest free advance to it on a short-term basis for operation purpose.

Amounts due to related parties

As of December 31, 2021, we did not have any balance due to related parties.

As of December 31, 2022, we had $0.8 million and $0.4 million due to Mr. Zhichao Li and Mr. Rui Du, who are our then shareholders, representing an interest free loan on a short-term basis for our operation purpose. For the disposal of cryptocurrency mining business, the amount was reclassified as current liabilities held for sale - discontinued operation.

As of December 31, 2023, we had short-term loan of $0.2 million and long-term loan of $0.7 million due to Mr. Man Guo, who is our chairman of board of director and interim chief financial officer, and short-term loan of $2.1 million and long-term loan of $8.1 million due to Mrs. Dan Shao, the spouse of Mr. Man Guo and our co-chief executive officer. The loans are for our operation purpose.

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

There is no assurance that CRION will be able to obtain or maintain the requisite approval or we will be able to renew the contract with CRION when they expire. If the requisite approval is not obtained, we will be required to eliminate non-advertising content from the programs included in our digital frames and digital TV screens and advertisers may find our network less attractive and be unwilling to purchase advertising time slots on our network. As of December 31, 2023, we did not record a provision for this matter as management believes the possibility of adverse outcome of the matter is remote and any liability it may incur would not have a material adverse effect on its consolidated financial statements. However, it is not possible for us to predict the ultimate outcome and the possible range of the potential impact of failure to obtain such disclosed registrations and approvals primarily due to the lack of relevant data and information in the market in this industry in the past.

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

As a result of the above disputes, we are no longer able to exercise significant influence in operating and strategic decision of AM Advertising and cannot access to AM Advertising’s financial information. Accordingly, we accounted our investment in AM Advertising as equity investments without readily determinable fair values as of December 31, 2021, 2022 and 2023. AM Advertising and its subsidiaries are no longer related parties to us. As of December 31, 2016, we treated the provision for earnout commitment of $23.5 million as contingent liability and did not record any additional provision for this matter as management believes the possibility of adverse outcome of the matter is remote and any liability it may incur would not have a material adverse effect on its consolidated financial statements.

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

The sale of the 20.32% equity interests in AM Advertising (therein 20.18% was held by us) has been completed as of December 31,2018, while the cash payment of RMB56.7 million to Longde Wenchuang and Beijing Cultural Center Construction and Development Fund (Limited Partnership) has not been paid yet by us as of December 31, 2019. Upon the effectiveness of MoU, we have written off the contingency of provision for earnout provision, and have recorded an actual payable of earnout provision in the amount of RMB152.6 million as of December 31, 2018. On June 27, 2019, Linghang Shengshi received a letter of notification from AM Advertising requiring for the immediate payment for the net settlement of RMB56.7 million, or the Letter, and Linghang Shengshi responded to the Letter on June 28, 2019 by urging AM Advertising to cooperate with income tax deduction. As of December 31, 2020, Longde Wenchuang and Culture Center have not issued a written notice requesting the cancellation of the MoU, and according to an independent third-party attorney’s legal opinion, the MoU was still effective and the aforementioned actual payable of earnout provision remained. In January 2021, we were informed that two of Linghang Shengshi’s bank accounts amounted to RMB1 in aggregate was frozen by the court as Culture Center applied to the court regardless of the arbitration process in the CIETAC in connection with the sale of 75% equity interests in AM Advertising. We believed the application is non-excused as it conflicted with the arbitration proceeding already submitted by the Culture Center to the CIETAC and defended the actions by applying to the court to unfreeze Linghang Shengshi’s bank accounts. In March 2021, we discovered that the equity interest of AirNet Online held by Mr. Guo and Mr. Xu was frozen by the court, which was applied to the court by AM Advertising to urge all parties to settle the Transfer, or the Case. In January 2022, the court ruled that Linghang Shengshi, Mr. Guo and Mr. Xu should pay the Debts to AM Advertising within 10 days of the effective date of the judgment. The court further ruled that Chuangyi Technology and AirNet is jointly and severally liable for the Debts to the AM Advertising. Linghang Shengshi, Mr. Guo, Mr. Xu and Chuangyi Technology thereafter entered an appeal to the court.  The results of the appeal remains the same and a trail counsel has been engaged for the retrial.

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

Effective on December 9, 2022, we consolidated every forty of the authorized (whether issued or unissued) shares of each class of par value of US$0.001 each in the capital of our company into one share of the same class of par value of US$0.04 each. Upon the Share Consolidation, the ratio of our American Depositary Receipts representing ordinary shares of our company was amended from one ADS representing 10 ordinary shares to one ADS representing one ordinary share.

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

U.S. Federal Income Taxation

General

The following is a summary of material U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code, but it does not purport to be a complete analysis of all potential tax consequences and considerations. This summary is based upon existing U.S. federal income tax law as of the date hereof, which is subject to differing interpretations or change, possibly with retroactive effect. This summary does not discuss all aspects of U.S. federal income taxation that may be important to particular holders in light of their individual circumstances, including holders subject to special tax rules (for example, banks or other financial institutions, insurance companies, regulated investment companies, real estate investment trusts, cooperatives, pension plans, broker-dealers, partnerships and their partners, and tax-exempt organizations (including private foundations)), holders who are not U.S. Holders (as defined below), holders who own (directly, indirectly or constructively) 10% or more of our stock (by vote or value), holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation, holders that hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, holders required to accelerate the recognition of any item of gross income with respect to our ADSs or ordinary shares as a result of such income being recognized on an applicable financial statement, traders in securities that have elected the mark-to-market method of accounting for their securities or holders that have a functional currency other than the United States dollar, U.S. expatriates, all of whom may be subject to tax rules that differ significantly from those summarized below. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. In addition, this summary does not discuss any alternative minimum tax, state, local, non-U.S. tax or non-income tax (such as the U.S. federal gift and estate tax) considerations or the Medicare tax. Each U.S. Holder is urged to consult with its tax advisor regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations relating to the ownership and disposition of our ADSs or ordinary shares.

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

Passive Foreign Investment Company Considerations

In general, we will be classified as a passive foreign investment company, or a PFIC, for any taxable year if either (1) 75 percent or more of our gross income for such year is passive income or (2) 50 percent or more of the average quarterly value of our assets (as generally determined on the basis of fair market value) produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are generally classified as passive and goodwill and other unbooked intangibles associated with active business activities may generally be classified as non-passive. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25 percent or more (by value) of the stock. Although the law in this regard is unclear, we treat the VIEs (and their subsidiaries) as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operations of such entities but also because we are entitled to substantially all of the economic benefits associated with such entities, and, as a result, we consolidate such entity’s’ operating results in our consolidated financial statements. For purposes of the income test, “gross income” generally consists of sales revenues less the cost of goods sold, together with income from investments and from other sources, and “passive income” generally includes, among other things, dividends, interest, rents, royalties, gains from the disposition of passive assets and foreign currency gains, other than with respect to any foreign currency transaction directly related to the business needs of a non-U.S. corporation. However, under applicable IRS guidance (which is not binding precedent), it is unclear how companies, like us, with negative gross revenue, are treated or if our foreign currency gains would be treated as non-passive income for PFIC purposes. Assuming that our foreign currency gains are treated as non-passive income and that we are permitted to use gross loss to offset our passive income, and based on the composition and characterization of our income and assets, we believe it is reasonable to take a position that we were not a PFIC for the taxable year ended December 31, 2023. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the IRS will not challenge our determination in this regard or that we will not be classified as a PFIC for the current taxable year or future taxable years. The value of the assets of our Parent for purposes of the PFIC determination will generally be determined by reference to the market price of the ADSs, which has and could continue to fluctuate significantly. Accordingly, we may become classified as a PFIC for our current taxable year ending December 31, 2024 and future taxable years if the market price of our ADSs does not increase or continues to decline and/or we do not invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of non-passive income. In addition, if we do not generate material active income for PFIC purposes, we may become classified as a PFIC for the current and future taxable years. The IRS may challenge the classification of our income or our assets in this regard. Further, for the period that we are treated as a “controlled foreign corporation” (see “Item 3. Key Information—D. Risk Factors—Risks Related to the Market for Our ADSs—If a U.S. Holder is treated as owning at least 10% of our ordinary shares, such U.S. Holder may be subject to adverse U.S. federal income tax consequences.”), the value of the assets owned by our subsidiaries and the VIEs will be determined by reference to the adjusted tax basis of such assets for U.S. federal income tax purposes, which could increase the likelihood that we are a PFIC in such periods. Further, the disposal of Blockchain Dynamics Limited in March 2024 may cause us to remain a PFIC for the current taxable year. See “Item 4. Information on The Company-A. History and Development of the Company” for further information. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we were not classified as a PFIC for our taxable year ended December 31, 2023, or that we will not be classified as a PFIC for the current taxable year or future taxable years.

If we were to be classified as a PFIC in any taxable year, a U.S. Holder who held our ADSs or ordinary shares during such year may incur significantly increased U.S. income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules as discussed below under “- Passive Foreign Investment Company Rules.” Furthermore, a U.S. Holder will generally be treated as holding an equity interest in a PFIC in the first taxable year of the U.S. Holder’s holding period in which we become a PFIC and subsequent taxable years even if, we, in fact, cease to be a PFIC in subsequent taxable years.

Passive Foreign Investment Company Rules

As described above, we believe that we have been a PFIC in certain prior years, including the taxable year ended December 31, 2023. Furthermore, we may be classified as a PFIC for our current taxable year ending December 31, 2024 and future taxable years. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds ADSs or ordinary shares, and unless a mark-to-market election (as described below) is made, a U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (1) any excess distribution that we make (which generally means any distribution received in a taxable year that is greater than 125 percent of the average annual distributions received in the three preceding taxable years, if shorter, or such U.S. Holder’s holding period for the ADSs or ordinary shares), and (2) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of our ADSs or ordinary shares. Under the PFIC rules:

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

If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. In addition, the reduced tax rate applicable to qualified dividend income (as discussed below in “—Dividends) would not apply to dividends that we pay on the ADSs or ordinary shares if we are classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year. Each U.S. Holder is urged to consult its tax advisor concerning the U.S. federal income tax consequences of holding and disposing ADSs or ordinary shares if we are a PFIC, including the possibility of making a mark-to-market election and the “deemed sale” election.

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

The ADSs are currently tradable on the Nasdaq Capital Market, which is an established securities market in the United States, and thus we anticipate they will be considered readily tradable on an established securities market in the United States for purposes of the foregoing rule, however, no assurance may be given in this regard. In the event we are deemed to be a PRC resident enterprise under the EIT Law (see “—PRC Taxation”), we may be eligible for the benefits of the United States-PRC income tax treaty. Nevertheless, as mentioned above, we believe that we have been a PFIC in certain prior years, including the taxable year ended December 31, 2023, and we may be classified as a PFIC for our current taxable year ending December 31, 2024 or future taxable years, in which case, we would not be considered a qualified foreign corporation for such taxable years even if we were considered readily tradable on an established securities market or eligible for the benefits of the United States-PRC income tax treaty. Each U.S. Holder is advised to consult its tax advisor regarding the rate of tax that will apply to such holder with respect to, dividend distributions, if any, received from us.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us annually for our expenses incurred in connection with investor relationship programs and any other program related to our ADS facility and the travel expense of our key personnel in connection with such programs. The depositary has also agreed to provide additional payments to us based on the applicable performance indicators relating to our ADS facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. We recognize the reimbursable amounts in other income on our consolidated statements of operations on a straight-line basis over the contract term with the depositary. For the year ended December 31, 2023, we received nil from the depositary as reimbursement for our expenses incurred.

PART II

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIES HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

Not applicable.

ITEM 15.CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our co-chief executive officers and interim chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this annual report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management, has concluded that our disclosure controls and procedures were not effective as of the end of the period covered by this annual report. This conclusion was based on the material weaknesses in our internal control over financial reporting further described below.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. GAAP. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the SEC, our management, including our co-chief executive officers and interim chief financial officer, assessed the effectiveness of internal control over financial reporting as of December 31, 2023 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission (known as COSO).

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

We identified deficiencies related to corporate governance, management’s application of disclosure requirements for SEC reporting and documentation of our financial statement reporting process. Such deficiencies are common for companies of our size.

The material weaknesses as of December 31, 2023 were related to the weak operating effectiveness and lack of monitoring of controls over financial reporting due to inadequate resources or resources with insufficient experience or training in our financial reporting team, internal control team, administration team and human resource team.

Because of the material weaknesses described above, our management has concluded that we had not maintained effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our company’s registered public accounting firm as we are a non-accelerated filer as defined in Rule 12b-2 of the Exchange Act.

Changes in Internal Control over Financial Reporting

In preparing our consolidated financial statements, we identified a material weaknesses in our internal control over financial reporting as of December 31, 2023. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified were related to the weak operating effectiveness and lack of monitoring of controls over financial reporting due to inadequate resources or resources with insufficient experience or training in our financial reporting team, internal control team, administration team and human resource team.

To remediate our identified material weaknesses, significant deficiency and other control deficiencies in connection with preparation of our consolidated financial statements, we plan to adopt several measures to improve our internal control over financial reporting. For example, during the reporting period, we keep providing regular training seminars to its employees of different capacities, including financial reporting team, administration team and human resource team, to introduce and reinforce the updated controls and procedures; obtained support from an external consultant firm with experienced staff holding the AICPA license with a solid understanding of U.S. GAAP to assist us in the preparation of the financial statements for the year ended December 31, 2023; and assigned our chief counsel and the legal department to oversee the internal control over financial reporting in addition to their usual capacities. With his extensive experience in risk management and a direct access to our board of directors, the chief counsel is capable to provide independent opinions to the performance of internal control over financial reporting.

Other than as described above, no changes in our internal controls over financial reporting occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16A.AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Songzuo Xiang, the chairperson and a member of our audit committee, is an audit committee financial expert. Mr. Songzuo Xiang is an independent director as defined by the rules and regulations of the Nasdaq Stock Market LLC and under Rule 10A-3 under the Exchange Act.

ITEM 16B.CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our co-chief executive officers, interim chief financial officer, chief operating officer, chief technology officer, presidents, vice presidents and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as an exhibit to our registration statement on Form F-1 (No. 333-146825), as amended, initially filed on October 19, 2007.

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Audit Alliance LLP, our principal external auditors for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	Fiscal Year Ended
	December 31,
	2022	2023
Audit Fees	$280,000	$350,000

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

Not applicable.

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

ITEM 16K. CYBERSECURITY

Cybersecurity Risk Management and Strategy

To maintain a consistently high level of service experience for our customers, preserve the confidentiality, integrity, and availability of our information systems, safeguard our assets, data, intellectual property and network infrastructure, while meeting regulatory requirements, it is crucial to effectively manage cybersecurity risks. To achieve this, we have implemented a comprehensive cybersecurity risk management framework, which is integrated in our overall enterprise risk management system and processes and is internally managed.

Our dedicated cybersecurity staff is tasked with assessing, identifying and managing risks related to cybersecurity threats and, under the leadership of our head of cybersecurity, is responsible for:

●	risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise IT environment;
●	development of risk-based action plans to manage identified vulnerabilities and implementation of new protocols and infrastructure improvements;
●	cybersecurity incident investigations;
●	monitoring threats to sensitive data and unauthorized access to our systems;

●	secure access control measures applied to critical IT systems, equipment and devices, designed to prevent unauthorized users, processes, and devices from assessing IT systems and data;
●	developing and executing protocols to ensure that information regarding cybersecurity incidents is promptly shared with our board of directors, as appropriate, to allow for risk and materiality assessments and to consider disclosure and notice requirements; and
●	developing and implementing training on cybersecurity, information security and threat awareness.

There were no cybersecurity incidents during the year ended December 31, 2023, that resulted in an interruption to our operations, known losses of any critical data or otherwise had a material impact on our strategy, financial condition or results of operations. However, the scope and impact of any future incident cannot be predicted. See “Item 3. Key Information-D. Risk Factors” for more information on how material cybersecurity attacks may impact our business.

Governance

Our board of directors acknowledges the significance of robust cybersecurity management programs and actively participates in overseeing and reviewing our cybersecurity risk profile and exposures.

Our board of directors receives reports on cybersecurity risks, including recent legislative developments and evolving standards on cybersecurity, key issues, priorities and challenges in our cybersecurity management, and relevant data or metrics. Our board of directors also receives prompt and timely information regarding any significant cybersecurity incidents, as well as ongoing updates regarding any such incidents. Furthermore, in the event of any significant updates or adjustments to our cybersecurity related policies, our co-chief executive officers will present them to our board of directors for their review and approval.

Our co-chief executive officers lead the overall assessment, identification and management of risks related to cybersecurity threats. Our co-chief executive officers work collaboratively within us and receives regular briefings on cybersecurity matters, such as report on cybersecurity incidents and responses and remedial measures. Our co-chief executive officers both have many years of relevant experience in risk management, cybersecurity and information technology.

Our co-chief executive officers and their dedicated staff are responsible for the daily management of our cybersecurity efforts. This includes updates and refinement of cybersecurity policies, execution and management of cybersecurity measures, and the preparation of regular reports on cybersecurity execution. Their primary focus is to consistently update our cybersecurity programs and mitigation strategies, ensuring they align with industry best practices and procedures.

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

2.4	Description of securities (incorporated by reference to Exhibit 2.4 to Annual Report on Form 20-F filed on April 28, 2023)

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
4.56

English translation of Supplementary Agreement to Equity Transfer Agreement in respect of AirMedia Group Co., Ltd. (currently known as AirNet Technology Inc.), dated October 30, 2019, by and among Beijing Linghang Shengshi Advertising Co., Ltd., Guo Man, Xu Qing, and Jiangsu Hongzhou Investment Co., Ltd. (incorporated by reference to Exhibit 99.2 to Form 6-K (File No. 001-33765) filed on November 8, 2019)

4.57

Investment Agreement by and among AirNet Technology Inc., Mr. Man Guo and Unistar Group Holdings Limited dated December 30, 2020 (incorporated by reference to Exhibit 99.2 to Current Report on Form 6-K furnished on January 4, 2021)

4.58

Investment Agreement by and among AirNet Technology Inc., Mr. Man Guo and Northern Shore Group Limited dated February 4, 2021 (incorporated by reference to Exhibit 99.2 to Current Report on Form 6-K furnished on February 5, 2021)

4.59

Investment Agreement dated April 6, 2022 by and among AirNet Technology Inc., Mr. Man Guo, Mrs. Dan Shao and Unistar Group Holdings Ltd. (incorporated by reference to Exhibit 99.2 to Current Report on Form 6-K furnished on April 6, 2022)

4.60

Warrant Agreement dated April 6, 2022 by and among AirNet Technology Inc. and Unistar Group Holdings Ltd. (incorporated by reference to Exhibit 99.3 to Current Report on Form 6-K furnished on April 6, 2022)

4.61

Warrant Agreement dated April 6, 2022 by and among AirNet Technology Inc. and Northern Shore Group Limited (incorporated by reference to Exhibit 99.4 to Current Report on Form 6-K furnished on April 6, 2022)

4.62

Termination Agreement dated June 21, 2023 by and among AirNet Technology Inc., Mr. Herman Man Guo, Mrs. Dan Shao, Unistar Group Holdings Ltd. and Northern Shore Group Limited (incorporated by reference to Exhibit 99.2 to Current Report on Form 6-K furnished on June 26, 2023)

4.63*	English translation of Equity Transfer Agreement dated February 2, 2024 by and between Yuehang Sunshine Network Technology Group Co., Ltd. and Hainan Oriental Meitong Technology Partnership

4.64*	Share Subscription Agreement dated February 8, 2024 by and between AirNet Technology Inc. and Wealthy Environment Limited

4.65*	Investor Repurchase Agreement dated March 19, 2024 by and among AirNet Technology Inc., Unistar Group Holdings Ltd. and Northern Shore Group Limited

4.66*	Form of Share subscription Agreement dated April 15, 2024 by and among AirNet Technology Inc. and certain investors

8.1*	List of the Registrant’s subsidiaries

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

11.2	Insider Trading Policy (incorporated by reference to Exhibit 11.2 to Annual Report on Form 20-F filed on April 28, 2023)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description
13.1**	Certifications by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certifications by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Audit Alliance LLP

15.2*	Consent of Commerce & Finance Law Offices

15.3*	Consent of Maples and Calder (Hong Kong) LLP

97.1*	Policy Relating to Recovery of Erroneously Awarded Compensation

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File - The cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

*Filed herewith

**Furnished with this annual report on Form 20-F

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 26, 2024	AIRNET TECHNOLOGY INC.

By: /s/ Dan Shao

Name: Dan Shao
Title: Co-Chief Executive Officer

AIRNET TECHNOLOGY INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of AirNet Technology Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of AirNet Technology Inc. (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive loss, changes in equity, and cash flows for each of the two years in the period ended December 31, 2023, and the related notes to the consolidated financial statements and schedule (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial positions of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2(b) to the consolidated financial statements, the Company has a history of operating losses and negative operating cash flows and has negative working capital of approximately US$56M as of December 31, 2023. These conditions indicate that a material uncertainty exists that raise substantial doubt on the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note2(b) to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provides a reasonable basis for our opinion.

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

Going concern

Description of the Matter

 As described in Note 2(b) to consolidated financial statements, the Company has a history of operating losses and negative operating cash flows and has negative working capital of approximately US$56M as of December 31, 2023. These conditions indicate that a material uncertainty exists that raise substantial doubt on the Company's ability to continue as a going concern. The Group plans to strengthen the air travel media network business to drive its revenues and bring in cash from operation, as well as to explore new business models to diversify its revenue stream. Historically, the Group has relied principally on both operational sources of cash and non-operational sources of equity and debt financing to fund its operations and business development. The Group’s ability to continue as a going concern depends on management’s ability to successfully execute its business plan which includes increasing the utilization rate of existed staffs and potential financing from public market or private placement. In addition, the shareholders of the Company will provide financing support to the Company if needed within next twelve months to ensure sufficient working capital for the Company’s operation and development. However, there is no assurance that the measures above can be achieved as planned.

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

/s/ Audit Alliance LLP

Audit Alliance LLP

Singapore

April 26, 2024

PCAOB ID Number 3487

We have served as the Company’s auditor since 2021.

AIRNET TECHNOLOGY INC.

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars in thousands, except share and per share data)

	As of December 31,
	2022	2023
Assets
Current assets:
Cash and cash equivalents	$2,502	$150
Accounts receivable, net	1,421	19
Other current assets, net	60,436	24,989
Amount due from related parties	601	191
Current assets held for sale - discontinued operation	4,834	4,566
Total current assets	69,794	29,915

Property and equipment, net	10,885	10,239
Long-term investments, net	34,083	32,018
Long-term deposits, net	371	—
Right-of-use assets	16	2
TOTAL ASSETS	$115,149	$72,174

Liabilities
Current liabilities:
Short-term loan	$12,822	$—
Accounts payable	15,774	11,601
Accrued expenses and other current liabilities	10,945	10,553
Deferred revenue	7,745	7,292
Consideration received from buyer	29,000	28,169
Payable for earnout commitment	22,120	21,487
Amounts due to related parties	—	2,266
Income tax payable	1,865	1,495
Lease liability, current	10	6
Current liabilities held for sale - discontinued operation	1,506	1,550
Total current liabilities	101,787	84,419
Non-current liabilities:
Amounts due to related parties - non - current	—	8,842
Lease liability, non-current	9	—
Total liabilities	101,796	93,261

AIRNET TECHNOLOGY INC.

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars in thousands, except share and per share data)

	As of December 31,
	2022	2023

Equity

Ordinary shares ($0.04 par value; 22,500,000 shares authorized; 8,948,505 and 4,525,643 shares issued as of December 31, 2022 and 2023, respectively; 8,923,687 and 4,474,836 shares outstanding as of December 31, 2022 and 2023, respectively)	359	181
Additional paid-in capital	332,746	298,750
Treasury stock (24,818 shares as of December 31, 2022 and 2023)	(1,148)	(1,148)
Accumulated deficits	(318,239)	(318,813)
Accumulated other comprehensive income	32,044	32,879
Total AirNet Technology Inc.’s shareholders’ equity	45,762	11,849

Non-controlling interests	(32,409)	(32,936)
Total (deficit) equity	13,353	(21,087)

TOTAL LIABILITIES AND (DEFICIT) EQUITY	$115,149	$72,174
*	The shares and per share information are presented on a retroactive basis to reflect the consolidation of ordinary shares (Note 11).

The accompanying notes are an integral part of these consolidated financial statements.

AIRNET TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars in thousands, except share and per share data)

	For the years ended December 31,
	2021	2022	2023

Revenues	$9,192	$2,774	$928
Business tax and other sales tax	(119)	(101)	(83)
Net revenues	9,073	2,673	845
Less: Cost of revenues	12,654	3,114	1,376
Gross profit (loss)	(3,581)	(441)	(531)

Operating expenses:
Selling and marketing	1,978	1,411	559
General and administrative	7,871	5,483	2,731
Research and development	365	35	35
Total operating expenses	10,214	6,929	3,325

Loss from continuing operations	(13,795)	(7,370)	(3,856)
Other income (expenses):
Interest expense, net	(2,884)	(835)	(320)
Loss from and impairment on long-term investments	(2,990)	(2,670)	114
Other income, net	581	4,909	4,186
Total other income (expense)	(5,293)	1,404	3,980

Loss (income) from continuing operation before income taxes	(19,088)	(5,966)	124
Income tax (benefits) expenses	284	17	1
Net income (loss) from continuing operation	(19,372)	(5,983)	123
Net income (loss) from discontinued operations, net of income taxes	1,585	(6,328)	(317)
Loss from disposal of discontinued operations, net of income taxes	—	—	—
Net loss	(17,787)	(12,311)	(194)
Less: Net (loss) income attributable to non-controlling interests	(452)	1,024	380
Net income (loss) attributable to AirNet Technology Inc.’s shareholders	$(17,335)	$(13,335)	$(574)

Net income (loss) per ordinary share
Basic and diluted	$(3.95)	$(1.71)	$(0.09)

Net income (loss) per ADS
Basic and diluted.	$(3.95)	$(1.71)	$(0.09)

Weighted average shares used in calculating net loss per ordinary share
Basic and diluted	4,390,703	7,803,348	6,571,281

Weighted average ADS used in calculating net loss per ADS
Basic and diluted	4,390,703	7,803,348	6,571,281
*	The shares and per share information are presented on a retroactive basis to reflect the consolidation of ordinary shares (Note 11).

The accompanying notes are an integral part of these consolidated financial statements.

AIRNET TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In U.S. dollars in thousands)

	For the years ended December 31,
	2021	2022	2023

Net income (loss)	$(17,787)	$(12,311)	$(194)
Other comprehensive (loss) income, net of tax of nil:
Foreign currency translation adjustment	377	359	(72)

Comprehensive income (loss)	(17,410)	(11,952)	(266)
Less: comprehensive loss attributable to non-controlling interests	(452)	1,024	(527)

Comprehensive income (loss) attributable to AirNet Technology Inc.’s shareholders	$(16,958)	$(12,976)	$261

The accompanying notes are an integral part of these consolidated financial statements.

AIRNET TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In U.S. dollars in thousands, except share and per share data)

							Total
						Accumulated	AirNet Technology
	Ordinary shares		Additional			other	Inc.’s	Non-
			paid-in	Treasury	Accumulated	comprehensive	shareholders’	controlling	Total
	Shares	Amount	capital	stock	deficits	income	equity	interests	(Deficit) Equity

Balance as of December 31, 2021	4,474,836	181	298,685	(1,148)	(304,904)	31,685	24,499	(33,433)	(8,934)
Shares issued for purchase of equipment	4,448,851	178	34,001	—	—	—	34,179	—	34,179
Share-based compensation	—	—	60	—	—	—	60	—	60
Foreign currency translation adjustment	—	—	—	—	—	359	359	—	359
Net (loss) income	—	—	—	—	(13,335)	—	(13,335)	1,024	(12,311)
Balance as of December 31, 2022	8,923,687	359	332,746	(1,148)	(318,239)	32,044	45,762	(32,409)	13,353
Share repurchase for cancellation of equipment purchase	(4,448,851)	(178)	(34,001)	—	—	—	(34,179)	—	(34,179)
Share-based compensation	—	—	5	—	—	—	5	—	5
Foreign currency translation adjustment	—	—	—	—	—	835	835	(907)	(72)
Net (loss) income	—	—	—	—	(574)	—	(574)	380	(194)
Balance as of December 31, 2023	4,474,836	181	298,750	(1,148)	(318,813)	32,879	11,849	(32,936)	(21,087)
*	The shares and per share information are presented on a retroactive basis to reflect the consolidation of ordinary shares (Note 11).

The accompanying notes are an integral part of these consolidated financial statements.

AIRNET TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars in thousands)

	For the years ended December 31,
	2021	2022	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income from continuing operation	$(19,372)	$(5,983)	$123

Adjustments to reconcile net income/(loss) to net cash used in operating activities:
Bad debt provisions (recovery)	258	100	(119)
Depreciation and amortization	1,990	808	963
Amortization of right-of-use asset	571	17	14
Share-based compensation	186	60	5
Loss from and impairment on long-term investments	2,990	2,670	(114)
Loss on disposal of property and equipment	—	—	—
Cost of non-deductible input VAT that generated in prior years	521	27	132

Changes in assets and liabilities
Accounts receivable	7,882	737	1,338
Prepaid concession fees	(628)	628	—
Other current assets	3,375	2,422	1,136
Long-term deposits	(131)	142	371
Amount due from related parties	27	—	—
Accounts payable	(3,846)	(2,591)	(4,173)
Accrued expenses and other current liabilities	414	(457)	(430)
Deferred revenue	839	4,317	(453)
Amount due to related parties	—	76	(87)
Income tax payable	571	(1,098)	(370)
Lease liabilities	(890)	(17)	(13)
Net cash (used in) provided by continuing operation	(5,243)	1,858	(1,677)
Net cash (used in) provided by discontinued operation	268	(1,244)	(140)
	(4,975)	614	(1,817)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	—	—	—
Proceeds from disposal of equity investment	—	—	—
Proceeds from disposal of subsidiaries	—	—	—
Net cash provided by continuing operation	—	—	—
Net cash (used in) provided by discontinued operation	—	—	—
Net cash (used in) provided by investing operation	—	—	—
CASH FLOWS FROM FINANCING ACTIVITIES:
Cash received from short-term bank loans	18,938	10,745	—
Cash repaid for short-term bank loans	(6,762)	(11,942)	(12,822)
Cash repaid for long-term loan	(2,605)	—	—
Cash repaid to third party	(18,171)	(537)	—
Cash received from loans due to related parties	—	1,098	11,600
Cash received from loans due to third parties	—	2,449	—
Loans provided to related parties	—	(601)	—
Cash repaid for loan due to related parties	(1,531)	—	—
Capital contribution from non-controlling interest	698	—	—
Net cash (used in) provided by continuing operation	(9,433)	1,212	(1,222)
Net cash (used in) provided by discontinued operation	—	—	—
Net cash (used in) provided by financing activities	(9,433)	1,212	(1,222)
Effect of exchange rate changes	367	(695)	509

Net (decrease) increase in cash, cash equivalents and restricted cash	(14,041)	1,131	(2,530)
Cash, cash equivalents and restricted cash, at beginning of year	15,610	1,569	2,700
Cash, cash equivalents and restricted cash, at end of year	1,569	2,700	170
Less: cash and cash equivalents of discontinued operations at end of period	268	198	20
	$1,301	$2,502	$150

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income tax paid	$72	$12	$—
Interests paid	$784	$838	$—

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES:
Share issuance for purchase of property and equipment	$8,950	$34,179	$—
Dividend from a RPT to settle the payable to that RPT	—	—	—
Recognition of right-of-use and lease payment liability	$94	$—	$—

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows:

	As of December 31,
	2021	2022	2023
Cash and cash equivalents	$1,301	$2,502	$150
Restricted cash	—	—	—
Total cash, cash equivalents and restricted cash	$1,301	$2,502	$150

The accompanying notes are an integral part of these consolidated financial statements.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(In U.S. dollars in thousands, except share and per share data)

1.           ORGANIZATION AND PRINCIPAL ACTIVITIES

Introduction of the Group

AirNet Technology Inc. (“AirNet” or the “Company”) was incorporated in the Cayman Islands on April 12, 2007.

AirNet, its subsidiaries, through its variable interest entities (“VIEs”) and VIEs’ subsidiaries (collectively the “Group”) to operate its out-of-home advertising network, primarily air travel advertising network, in the People’s Republic of China (the “PRC”). And the Company conducts the cryptocurrencies mining business operations by its Hong Kong subsidiary Blockchain Dynamics Limited. On March 19, 2024, the Group has resolved to dispose Blockchain Dynamics Limited together with its cryptocurrencies business.

The Group provides advertising time slots in the form of digital TV screens on airplanes, and media contents display in air travel. Collaborating with the Group’s partners, AirNet serves airline travelers with interactive entertainment and a coverage of breaking news, and furnishes corporate clients with advertisements tailored to the perceptions of the travelers.

The Group generates revenue from the cryptocurrency earns through its mining activities. With the disposal of the business, revenue will not be generated in the future and the result of operation for cryptocurrency business has been reclassified as discontinued operations.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(In U.S. dollars in thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

Introduction of the Group – continued

As of issuance date of this report, details of the Company’s subsidiaries, VIEs and VIEs’ subsidiaries are as follows:

	Date of		Percentage
	incorporation/	Place of	of legal
Name	acquisition	incorporation	ownership

Intermediate Holding Company:
Broad Cosmos Enterprises Ltd. (“Broad Cosmos”)	June 26, 2006	British Virgin Islands (“BVI”)	100
AirNet International Limited (“AirNet International”)	July 14, 2007	BVI	100
AirNet (China) Limited (“AN China”)	August 5, 2005	Hong Kong	100
Subsidiaries:
Blockchain Dynamics Limited*	January 11, 2021	Hong Kong	100
Energy Bytes Inc.*	January 21, 2022	United States	100
Yuehang Chuangyi Technology (Beijing) Co., Ltd. (“Chuangyi Technology”)	September 19, 2005	the PRC	100
Shenzhen Yuehang Information Technology Co., Ltd. (“Shenzhen Yuehang”)	June 6, 2006	the PRC	100
Xi’an Shengshi Dinghong Information Technology Co., Ltd. (“Xi’an Shengshi”)	December 31, 2007	the PRC	100
VIEs:
Beijing Linghang Shengshi Advertising Co., Ltd. (“Linghang Shengshi”)	August 7, 2005	the PRC	N/A
Wangfan Tianxia Network Technology Co., Ltd.(“Iwanfan”)	May 6, 2016	the PRC	N/A
Yuehang Sunshine Network Technology Group Co., Ltd. (“AirNet Online”)	April 30, 2015	the PRC	N/A
VIEs’ subsidiaries:
Beijing Yuehang Digital Media Advertising Co., Ltd. (“Beijing Yuehang”)	January 16, 2008	the PRC	N/A
Beijing AirNet Pictures Co., Ltd. (“AirNet Pictures”)	September 13, 2007	the PRC	N/A
Wenzhou Yuehang Advertising Co., Ltd. (“Wenzhou Yuehang”)	October 17, 2008	the PRC	N/A
Beijing Dongding Gongyi Advertising Co., Ltd. (“Dongding”)	February 1, 2010	the PRC	N/A
Guangzhou Meizheng Online Network Technology Co., Ltd. (“Guangzhou Meizheng”)	May 17, 2013	the PRC	N/A
Air Esurfing Information Technology Co., Ltd. (“Air Esurfing”)	September 25, 2013	the PRC	N/A
Wangfan Linghang Mobile Network Technology Co., Ltd. (“Linghang”)	April 23, 2015	the PRC	N/A
Beijing Wangfan Jiaming Pictures Co., Ltd. (“Wangfan Jiaming”)	December 31, 2015	the PRC	N/A
Meizheng Network Information Technology Co., Ltd. (“Meizheng Network”)	August 8, 2016	the PRC	N/A
Beijing Wangfan Jiaming Advertising Co., Ltd. (“Jiaming Advertising”)	January 1, 2007	the PRC	N/A
Shandong Airmedia Cheweishi Network Technology Co., Ltd. (“Shangdong Cheweishi”)	July 21, 2016	the PRC	N/A
Dingsheng Ruizhi (Beijing) Investment Consulting Co., Ltd. (“Dingsheng Ruizhi”)	May 25, 2016	the PRC	N/A
Yuehang Zhongying E-commerce Co., Ltd. (“Zhongying”)	May 17, 2018	the PRC	N/A
Beijing Airport United Culture Media Co., Ltd. (“Airport United”)	June 19, 2018	the PRC	N/A
Yuehang Sunshine (Beijing) Asset Management Co., Ltd. (“Yuehang Asset”)	January 18, 2019	the PRC	N/A
Air Joy Media Private Limited (“Air Joy”)	November 15, 2019	Singapore	N/A
*	The two subsidiaries are to be disposed with the disposal of cryptocurrencies mining business in March 2024.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(In U.S. dollars in thousands, except share and per share data)

1.ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

The VIE arrangements - continued

●	Call option agreement: Under the call option agreements between Chuangyi Technology and the shareholders of Linghang Shengshi, Beijing Yuehang and Jiaming Advertising, the shareholders of those VIEs irrevocably granted Chuangyi Technology or its designated third party an exclusive option to purchase from the VIEs’ shareholders, to the extent permitted under PRC law, all the equity interests in the VIEs, as the case may be, for the minimum amount of consideration permitted by the applicable law without any other conditions. Under the call option agreements between Chuangyi Technology and the shareholders of AirNet Online, the shareholders of AirNet Online irrevocably granted Chuangyi Technology or its designated third party an exclusive option to purchase from the shareholders of AirNet Online, to the extent permitted under PRC law, all the equity interests in AirNet Online, as the case may be. To the extent the applicable PRC law does not require the valuation of the subject equity interests and does not otherwise restrict the purchase price for such equity interests, such purchase price shall equal the amount of actual payment made by the respective shareholders of AirNet Online with respect to the equity interests whether in the form or share capital injection or secondary purchase price. If and where the applicable PRC law requires the valuation of the subject equity interests or otherwise has restrictions on the purchase price for such equity interests, such purchase price shall equal the minimum amount of consideration permitted by the applicable law. In addition, under these agreements (except for the call option agreements between Chuangyi Technology and the shareholders of AirNet Online), Chuangyi Technology has undertaken to act as guarantor of VIEs in all operations-related contracts, agreements and transactions and commit to provide loans to support the business development needs of VIEs or if the VIEs suffer operating difficulties, provided that the relevant VIE’s shareholders satisfy the terms and conditions in the call option agreements. Under PRC laws, to provide an effective guarantee, a guarantor needs to execute a specific written agreement with the beneficiary of the guarantee. As Chuangyi Technology has not entered into any written guarantee agreements with any third-party beneficiaries to guarantee the VIEs’ performance obligations to these third parties, none of these third parties can demand performance from Chuangyi Technology as a guarantor of the VIEs’ performance obligations. The absence of a written guarantee agreement, however, does not affect the conclusion that the Group is the primary beneficiary of the VIEs and in turn should consolidate the financials of the VIEs. The term of each call option agreement is ten years and such terms can be renewed upon expiration at Chuangyi Technology’s sole discretion.
●	Equity pledge agreement: Under the equity pledge agreements between Chuangyi Technology and the shareholders of the Group’s VIEs other than AirNet Online, the shareholders of those VIEs pledged all of their equity interests, including the right to receive declared dividends, in those VIEs to Chuangyi Technology to guarantee those VIEs’ performance of their obligations under the technology support and service agreement and the technology development agreement. Under the equity pledge agreements between Chuangyi Technology and the shareholders of AirNet Online, the shareholders of AirNet Online pledged all of their equity interests, including the right to receive declared dividends, in AirNet Online to Chuangyi Technology to guarantee the performance by AirNet Online of its obligations under its call option agreement and its exclusive technology consultation and service agreement. If the VIEs fail to perform their obligations set forth in the applicable agreements, Chuangyi Technology shall be entitled to exercise all the remedies and powers set forth in the provisions of the applicable equity pledge agreements. Those agreements remain effective for as long as the technology support and service agreements and technology development agreement are effective, or, in the case of AirNet Online, until two years after the term of the obligations under the call option agreement and exclusive technology consultation and service agreement.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(In U.S. dollars in thousands, except share and per share data)

1.ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

Risks in relation to the VIE structure - continued

The following financial statement information for AirNet’s VIEs were included in the accompanying consolidated financial statements, presented net of intercompany eliminations, as of and for the years ended December 31:

	As of December 31,
	2022	2023

Total current assets	$38,369	$40,336
Total non-current assets	44,476	30,116

Total assets	82,845	70,452

Total current liabilities	345,450	171,625
Total non-current liabilities	9	8,842

Total liabilities	$345,459	$180,467

	For the years ended December 31,
	2021	2022	2023

Net revenues	$9,075	$2,867	$845
Net income (loss)	(15,726)	(2,482)	2,236
Net cash used in operating activities	(5,231)	1,729	(1,514)
Net cash provided by investing activities	—	—	—
Net cash provided by (used in) financing activities	(9,433)	1,212	(1,222)

The VIEs contributed an aggregate of 77.7%, 96.6% and 100% of the consolidated net revenues for the years ended December 31, 2021, 2022 AND 2023, respectively. As of December 31, 2022 and 2023, the VIEs accounted for an aggregate of 71.5% and 97.6%, respectively, of the consolidated total assets, and 69.3% and 190.3%, respectively, of the consolidated total liabilities.

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

(b)         Going concern

The Group has a history of operating losses and negative operating cash flows and has negative working capital of $56,663 as of December 31, 2023.These conditions raise substantial doubt about the Group’s ability to continue as a going concern.

The Group plans to strengthen the air travel media network business to drive its revenues and bring in cash from operation, as well as to explore new business models to diversify its revenue stream. Historically, the Group has relied principally on both operational sources of cash and non-operational sources of equity and debt financing to fund its operations and business development. The Group’s ability to continue as a going concern depends on management’s ability to successfully execute its business plan which includes increasing the utilization rate of existed staffs and potential financing from public market or private placement. In addition, the shareholders of the Company will provide financing support to the Company if needed within next twelve months to ensure sufficient working capital for the Company’s operation and development. However, there is no assurance that the measures above can be achieved as planned. Nevertheless, management prepared the consolidated financial statements assuming the Group will continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

(c)         Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, its VIEs and its VIEs’ subsidiaries. All inter-company transactions and balances have been eliminated upon consolidation.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

(g)          Fair value of financial instruments

The Group’s financial instruments include cash, accounts receivable, cryptocurrency, amount due from related parties, amount due to related parties and accounts payable. The Group did not have any other financial assets and liabilities or nonfinancial assets and liabilities that are measured at fair value on recurring basis as of December 31, 2022 and 2023.

The Group’s financial assets and liabilities measured at fair value on a non-recurring basis include equity investment and long-lived assets based on level 2 or 3 inputs.

(h)          discontinued operation

A component of a reporting entity or a group of components of a reporting entity that are disposed or meet the criteria to be classified as held for sale, such as the management, having the authority to approve the action, commits to a plan to sell the disposal group, should be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. Discontinued operations are reported when a component of an entity comprising operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity is classified as held for disposal or has been disposed of, if the component either (1) represents a strategic shift or (2) have a major impact on an entity’s financial results and operations. Included in the consolidated statements of operations and comprehensive (loss) income, result from discontinued operations have been reported separately from the income and expenses from continuing operations and prior periods have been presented on a reclassified comparative basis. In order to present the financial effects of the continuing operations and discontinued operations, revenues and expenses arising from intra-group transactions are eliminated except for those revenues and expenses that are considered to continue after the disposal of the discontinued operations.

Due to the disposal of the cryptocurrency business, which represented a strategic shift and had a major effect on the Company’s results of operations, revenues, costs and expenses related to the cryptocurrency business have been reclassified in the accompanying consolidated financial statements as discontinued operations for all the periods presented.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

Cryptocurrencies assets accounted for as intangible assets are subject to impairment losses if the fair value of crypto assets decreases below the carrying value at any time during the period. The fair value is measured using the quoted price of the crypto asset at the time its fair value is being measured in the Company’s principal market. Gross impairments, net of subsequent realized gains on the sale and disposal of previously impaired crypto assets held are reflected in crypto asset impairment, net in the consolidated statements of operations. The Company assigns costs to crypto assets on a first-in, first-out basis.

On March 19, 2024, the Company has resolved to disposed the cryptocurrencies business.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(In U.S. dollars in thousands, except share and per share data)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(m)          Impairment of long-lived assets - continued

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

As of December 31, 2023, the net carrying amount of long-lived assets consisted of right of use asset of $2 and property and equipment of $10,239. The property and equipment mainly included office building located in the center of Beijing of $8,795.

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

At the commencement date, the Group recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate for the same term as the underlying lease. The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All right-of-use assets are reviewed for impairment. No impairment for right-of-use lease assets as of December 31, 2023.

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

Generally, the Group recognizes revenue under ASC Topic 606 for each type of its performance obligation either over time (generally, the transfer of a service) or at a point in time (generally, the transfer of content) as follows:

The Group’s revenues are mainly derived from selling advertising time slots on the Group’s advertising networks and cryptocurrency mining.

Revenue by service categories

	For the years ended December 31,
	2021	2022	2023
Revenues from operations:
Air Travel Media Network	$9,191	$2,768	$928
Others	1	6	—
	$9,192	$2,774	$928

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

On March 19, 2024, the Company resolved to dispose the cryptocurrency business, and the revenue from cryptocurrency business was reclassified as discontinued operations.

Deferred revenue

Prepayments from customers for advertising service are deferred when corresponding performance obligation is not satisfied and recognized as revenue when the advertising services are rendered. The balance of deferred revenue as of December 31, 2023 is $7,292, the majority of which is $5,143 for the unsatisfied performance obligation with two customers with contracts amount of $5,377.

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(In U.S. dollars in thousands, except share and per share data)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(p)          Revenue recognition - continued

Nonmonetary exchanges - continued

In 2019 the Group also entered into a contract with Beijing Kingsoft Co., Ltd. (“Kingsoft”) to provide advertising services in exchange for office software and recognized revenue of $431. As of December 31, 2019, the Group has received the office software and accounted it as property and equipment, while a deferred revenue was accrued in the meantime as the agreed advertising services has not been provided. As of December 31, 2020, the advertising services have not been provided as Kingsoft did not require the advertising service considering the low efficiency of advertisement due to the impact from COVID-19. No direct costs are attributable to the revenues. There was no revenue recognized for nonmonetary transactions for the years ended December 31, 2022 and 2023.

(q)          Value Added Tax (“VAT”)

The Company’s PRC subsidiaries are subject to value-added taxes at a rate of 6% on revenues and paid after deducting input VAT on purchases. The net VAT balance between input VAT and output VAT is reflected in the account as input VAT receivable or other taxes payable. The Group’s gross revenue is presented net of VAT. As of December 31, 2023, the Group assessed the recoverability of estimated input VAT that was generated in prior year and recognized a cost of non-deductible input VAT that was generated in prior years of $132 for the year ended December 31, 2023.

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

(t)          Advertising costs

The Group expenses advertising costs as incurred. Total advertising expenses were $143, $24 and nil for the years ended December 31, 2021, 2022 and 2023, respectively, and have been included as part of selling and marketing expenses.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2023, the Group had no uncertain tax positions that if recognized would affect the annual effective tax rate.

The Group is not currently under examination by any income taxing authority, nor has it been notified of an impending examination. As of December 31, 2023, income tax returns for the tax years ended December 31, 2019 through December 31, 2023 remain open for statutory examination.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

(x)          Comprehensive (loss) income

Comprehensive (loss) income includes net (loss) income and foreign currency translation adjustments and is presented net of tax. The tax effect is nil for the three years ended December 31, 2021, 2022 and 2023 in the consolidated statements of comprehensive (loss) income.

(y)          Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and accounts receivable. The Group places their cash with financial institutions with high-credit rating and quality in China. For the years ended December 31, 2022 and 2023, there are three and three customers accounting for 10% or more of total revenue, respectively. As of December 31, 2022 and 2023, there are two and one customer accounting for 10% or more of total accounts receivables, respectively.

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

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(In U.S. dollars in thousands, except share and per share data)

3.           DISCONTINUED OPERATIONS

On March 19,2024, the Group resolved to dispose the cryptocurrency business. The discontinued operation represents a strategic shift that has a major effect on the Company’s operations and financial results, which triggers discontinued operations accounting in accordance with FASB ASC 205-20-45. The assets and liabilities related to the discontinued operations are classified as assets/liabilities of discontinued operations as of December 31, 2022 and 2023, while results of operations related to the discontinued operations for the years ended December 31, 2021, 2022 and 2023, were reported as income (loss) from discontinued operations.

The results of discontinued operations for the years ended December 31, 2021, 2022 and 2023 are as follows:

	For the years ended December 31,
	2021	2022	2023
Revenues	$2,604	$195	$13
Less: Cost of revenues	2,121	2,109	—
Gross Revenue	483	(1,914)	13
Total operating expenses	662	4,795	212
Loss from discontinued operations	(179)	(6,709)	(199)
Total other income, net	1,764	381	(118)
Loss from discontinued operation before income taxes	1,585	(6,328)	(317)
Income tax (expenses) benefits from operations	—	—	—
Net loss from discontinued operations	$1,585	$(6,328)	$(317)

Assets and liabilities of the discontinued operations for years ended December 31, 2022 and 2023 are as follows:

	As of December 31,
	2022	2023
Cash and cash equivalents	$198	$20
Other current assets	4,636	4,546
Current assets held for sale-discontinued operation	4,834	4,566

Accrued expenses and other current liabilities	332	294
Amounts due to related parties	1,174	1,256
Total liabilities of Discontinued Operations	$1,506	$1,550

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(In U.S. dollars in thousands, except share and per share data)

4.           ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consists of the following:

	As of December 31,
	2022	2023
Accounts receivable, gross	$4,311	$2,972
Less: Allowance for doubtful accounts	(2,890)	(2,953)
Accounts receivable, net	$1,421	$19

Movement of allowance for doubtful accounts is as follows:

	For the years ended December 31,
	2021	2022	2023
Beginning of year	$3,797	$3,150	$2,890
Addition	234	100	130
Reverse	(875)	(380)	(249)
Write off	—	—	265
Exchange rate adjustment	(6)	20	(83)
End of year	$3,150	$2,890	$2,953

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(In U.S. dollars in thousands, except share and per share data)

5.           OTHER CURRENT ASSETS, NET

Other current assets, net, consist of the following:

	As of December 31,
	2022			2023
	Gross	Allowance	Net	Gross	Allowance	Net

Receivable from third party (i)	$24,860	$(20,002)	$4,858	$33,147	(27,464)	5,683
Receivable from AM Advertising and its subsidiaries (ii)	22,840	$(7,896)	$14,944	21,218	(7,669)	13,549
Input VAT receivable(iii)	3,296	—	3,296	2,493	—	2,493
Other prepaid expenses	3,837	(2,490)	1,347	3,710	(1,338)	2,372
Short-term deposits	1,102	—	1,102	257	—	257
Prepaid selling and marketing fees	518	(319)	199	518	(354)	164
Receivable from Non-controlling shareholders	709	(709)	—	669	(521)	148
Prepaid individual income tax and other employee advances	445	(155)	290	389	(116)	273
Stock subscriptions receivable(iv)	149	—	149	—	—	—
Prepaid expenses of equipment(v)	34,179	—	34,179	—	—	—
Others	72	—	72	50	—	50
Total	$92,007	$(31,571)	$60,436	$62,451	(37,462)	24,989
(i)	Receivable from third party mainly represented the concession fee deposits of Guangzhou Meizheng for the ceased operations in providing Wi-Fi services on trains that is expected to be refunded within one year and the refund receivable of concession fee from an airline company. As of December 31, 2022 and 2023, the management conducted a review on the outstanding balance and recorded bad debt provision on other current assets for which the collectability is assessed to be remote. It also consisted of loans to third parties are in order to secure them to provide advertising services at prime locations to the Group. As of December 31, 2022 and 2023, the Group had balance of various loan agreements with third parties with aggregated amount of $6,056 and $5,891, respectively with the terms of one year. The interest rates were around 5% without any assets pledged for the years ended December 31, 2022 and 2023, respectively. As of December 31, 2022 and 2023, the bad debt allowance for loan to third parties amounted to $6,056 and $5,891, respectively.
(ii)	Receivable from AM Advertising and its subsidiaries balance amounted to $22,840 and $21,218 as of December 31, 2022 and 2023, respectively. As of December 31, 2022 and 2023, $7,896 and $7,669 of bad debt allowance were made for the receivable balance, respectively. See Note 19 (b) for further discussion of AM Advertising.
(iii)	Input VAT receivable decreased by $803 from $3,296 as of December 31, 2022 to $2,493 as of December 31, 2023. In 2022 and 2023, economy was adversely affected by the unpredictable COVID-19 and the Group expected that it would be remote to receive invoices to certify the estimated input VAT.
(iv)	On December 30, 2020, the Group issued 23,876,308 ordinary shares to purchase computer servers valued at $2,531, which are specifically designed for mining cryptocurrencies and have been subsequently transferred to the Group in January 2021.
(v)	On April 6, 2022, the Group issued 179,986,169 ordinary shares to purchase computer servers valued at $34,179, which are specifically designed for mining cryptocurrencies. On June 21, 2023 the transaction was terminated and the Company repurchased the all issued shares for the transaction at par value.

Movement of allowance for other current assets is as follows:

	For the years ended December 31,
	2021	2022	2023
Beginning of year	$57,956	$34,846	$31,571
Addition	—	—	6,788
Reverse	—	(647)	—
Write off	(24,490)	—	—
Exchange rate adjustment	1,380	(2,628)	(897)
End of year	$34,846	$31,571	$37,462

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(In U.S. dollars in thousands, except share and per share data)

6.           PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consist of the following:

	As of December 31,
	2022	2023
Wi-Fi and network equipment	$17,061	$16,582
Office property	10,855	10,544
Software	9,756	10,270
Digital display network equipment	5,085	3,396
Computer and office equipment	3,122	5,157
Leasehold improvement	2,540	2,467
Furniture and fixture	754	733
Vehicle	575	558
Total original costs	57,864	49,708
Less: impairment	(15,110)	(14,763)
Less: accumulated depreciation	(23,923)	(24,868)
Construction in progress	167	162
Total property and equipment, net	$10,885	$10,239

Movement of impairment for property and equipment is as follows:

	For the years ended December 31,
	2021	2022	2023

Beginning of year	$26,262	$16,353	$15,110
Addition	—	—	—
Reverse	—	—	—
Disposal	(10,537)	—	—
Exchange rate adjustment	628	(1,243)	(347)
End of year	$16,353	$15,110	$14,763

Depreciation expense for the years ended December 31, 2021, 2022 and 2023 were $3,954, $2,836 and $963, respectively. Impairment loss recorded for the years ended December 31, 2021, 2022 and 2023 were nil, nil and nil.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(In U.S. dollars in thousands, except share and per share data)

7.           LONG-TERM INVESTMENTS, NET

(a)         Equity method investments, net

The Group had the following equity method investments:

	As of December 31,
	2022		2023
	Percentage		Percentage
	of		of
Name of company	ownership	Amount	ownership	Amount
	%		%
Beijing Eastern Media Corporation Ltd. (“BEMC”) (1)	49	$1,186	—	$—
Lanmeihangbiao Tiandi Internet Investment Management (Beijing) Co., Ltd. (“LMHB”) (2)	40	178	40	173
Unicom AirNet (Beijing) Network Co., Ltd. (“Unicom AirNet”) (3)	39	3,897	39	3,848
Less: impairment on equity method investments:
LMHB (2)		(178)		(173)
Equity method investments, net		$5,083		$3,848
(1)	In March 2008, the Group entered into a definitive agreement with China Eastern Media Corporation, Ltd., a subsidiary of China Eastern Group and China Eastern Airlines Corporation Limited operating the media resources of China Eastern Group, to establish a joint venture, BEMC. BEMC was incorporated on March 18, 2008 in the PRC with China Eastern Media Corporation and the Group holding 51% and 49% equity interest, respectively. BEMC obtained concession rights of certain media resources from China Eastern Group, including the digital TV screens on airplanes of China Eastern Airlines, and paid concession fees to its shareholders as consideration. The investment was accounted for using the equity method of accounting as the Group has the ability to exercise significant influence to the operation of BEMC. The Group recognized gains of $57, a loss of $37 on this investment for the years ended December 31, 2021 and 2022, respectively. In March, 2023, BEMC was deregistered, the Company received a total of $1,205 from BEMC, and $71 investment income was recognized.
(2)	In September 2015, AirNet Online entered into an agreement with BlueFocus Wireless Internet (Beijing) Investment Management Co., Ltd. and two individual investors to establish a joint venture, LMHB. LMHB is mainly engaged in investment management of Wi-Fi platform marketing and other mobile internet industries. The investment fully impaired as of December 31, 2018.
(3)	On February 22, 2017, AirNet Online established Unicom AirNet, jointly with Unicom Broadband Online Co., Ltd. and Chengdu Haite Kairong Aeronautical Technology Co., Ltd., a wholly owned subsidiary of a listed company providing aeronautical technical services. Pursuant to a capital contribution agreement entered into by the relevant parties, AirNet Online invested RMB117.9 million in Unicom AirNet. After this transaction, AirNet Online currently holds 39% of equity interests in Unicom AirNet. The investment was accounted for using the equity method of accounting as the Group has the ability to exercise significant influence over the operations of Unicom AirNet. The Group recorded its share of the loss of Unicom AirNet of $2,635 and gains of $44 for the years ended December 31, 2022 and 2023, respectively.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(In U.S. dollars in thousands, except share and per share data)

7.           LONG-TERM INVESTMENTS, NET - continued

(b)         Equity investments without readily determinable fair values, net

The Group had the following equity investments without readily determinable fair values, other-than-temporary impairment of $48,732 and $47,336 was recognized as of December 31, 2022 and 2023, respectively:

	As of December 31,
	2022		2023
	Percentage		Percentage
	of		of
Name of company	ownership	Amount	ownership	Amount
	%		%
Beijing Zhongjiao Huineng Information Technology Co., Ltd (“Zhongjiao Huineng”) (1)	13	$545	13	$529
AM Advertising (2)	20	77,187	20	74,977
Less: impairment
Zhongjiao Huineng (1)		(545)		(529)
AM Advertising (2)		(48,187)		(46,807)
Equity investments without readily determinable fair values, net		$29,000		$28,170
(1)	In January 2016, the Group acquired 13.3% equity interest in Zhongjiao Huineng, a company established in the PRC that is mainly engaged in providing WIFI and GPS service to logistic industry. A full impairment loss was provided as of December 31, 2018.
(2)	The investment in AM Advertising was accounted for using the cost method of accounting, as the Group does not have the ability to exercise significant influence to the operation from 2016. In December 2018, the Group transferred the 20.32% equity interests in AM Advertising but did not derecognize this long-term investment considering the existence of continuing involvement and more than trivial benefit owned by the Group. Meanwhile the Group determined the fair value of this investment in AM Advertising according to the transaction price received, which became the new basis of the investment. Hence, the investment impairment loss of $50,159 in AM Advertising was recorded for the year ended December 31, 2018 and the accumulated impairment was $47,736 as of December 31, 2019 and $50,932 as of December 31, 2020, due to changes from foreign currency translation adjustment. As of October 30, 2019, the Group and the transferee entered into a supplementary agreement on the outstanding amount of RMB380 million. The Group assessed that the supplementary agreement cannot trigger the derecognition of AM Advertising as of December 31, 2022 and 2023.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Supplemental balance sheet information related to operating lease was as follows:

	As of December 31,
	2022	2023
Right-of-use assets	$16	$2

Lease liabilities - current	$10	$6
Lease liabilities - non-current	9	—
Total lease liabilities	$19	$6

The weighted average remaining lease terms and discount rates for the operating lease were as follows as of December 31, 2023:

Remaining lease term and discount rate:
Weighted average remaining lease term (years)	0.17
Weighted average discount rate	—%

For the years ended December 31, 2022 and 2023, the Group incurred lease expenses as follows.

	For the year ended December 31,
	2022	2023
Operating lease cost	$19	$6
Short-term lease cost	—	—
Total	$19	$6

The following is a schedule, by fiscal years, of maturities of lease liabilities as of December 31, 2023:

2024	$6
2025	—
Total lease payments	6
Less: imputed interest	—
Present value of lease liabilities	$6

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(In U.S. dollars in thousands, except share and per share data)

9.           ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the follows:

	As of December 31,
	2022	2023
Accrued payroll and welfare	$1,742	$1,546
Other tax payable	50	43
Accrued staff disbursement	1,010	994
Deposit payable	25	24
Other current liabilities (i)	7,805	7,634
Other accrued expenses	313	311
	$10,945	$10,553
(i)	The other current liabilities mainly consist of the amounts due to AM Advertising and its subsidiaries mainly represent the borrowings from AM Advertising and its subsidiaries for the purpose of operation.

10.          INCOME TAXES

AirNet is a tax-exempted company incorporated in the Cayman Islands.

Broad Cosmos is tax-exempted company incorporated in the British Virgin Islands.

AN China and Blockchain Dynamics Limited are subject to Hong Kong tax law. According to Tax (Amendment) (No. 3) Ordinance 2018 published by Hong Kong government, form April 1, 2018, under the two-tiered profits tax rates regime, the profits tax rate for the first HK$2.0 million of assessable profits will be lowered to 8.25% (half of the rate specified in Schedule 8 to the Inland Revenue Ordinance (IRO)) for corporations and 7.5% (half of the standard rate) for unincorporated businesses (mostly partnerships and sole proprietorships). Assessable profits above HK$2.0 million will continue to be subject to the rate of 16.5% for corporations and standard rate of 15% for unincorporated businesses. AN China is qualified to elect the tax rate of 8.25% as it has no assessable profit in 2018, and has a small profit in 2021, 2022 and 2023.

The Group’s subsidiaries in the PRC are all subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws and regulations except for Air Joy, which was incorporated in Singapore with an income tax rate of 17% and has no assessable profit in 2021, 2022 and 2023. The EIT rate for the Group’s operating in PRC was 25% with the following exceptions.

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(In U.S. dollars in thousands, except share and per share data)

10.         INCOME TAXES - continued

Income tax expenses (benefits) are as follows:

	For the years ended December 31,
	2021	2022	2023
Income tax expenses (benefits):
Current	$284	$17	$1
Deferred	—	—	—
Income tax benefit due to reverse of UTP	—	—	—
	$284	$17	$1

Reconciliation between the provision for income taxes computed by applying the PRC EIT rate of 25% to income before income taxes and the actual provision of income taxes is as follows:

	For the years ended December 31,
	2021	2022	2023

Net loss before provision for income taxes	$(19,088)	$(5,966)	$124
PRC statutory tax rate	25%	25%	25%
Income tax at statutory tax rate	(4,772)	(1,492)	31

Expenses not deductible for tax purpose
Entertainment expenses exceeded the tax limit	42	28	15
Tax effect of impairment loss on property and equipment and intangible assets	—	668	—
Tax effect of unrealized net operating loss	5,971	6,198	(59)
Changes in valuation allowance	(763)	(4,326)	30
Effect of preferential tax rates granted to PRC entities	121	—	—
Effect of income tax rate change	(391)	(1,026)	—
Effect of income tax rate difference in other jurisdictions	76	(33)	(16)
Income tax (benefits) expenses	$284	$17	$1
Effective tax rates	(1.5)%	(0.3)%	(0.8)%

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(In U.S. dollars in thousands, except share and per share data)

10.          INCOME TAXES - continued

The principal components of the Group’s deferred income tax assets are as follows:

	As of December 31,
	2022	2023
Deferred tax assets:
Allowance for doubtful accounts	$10,391	$10,104
Amortization of intangible assets	141	—
Net operating loss carry forwards	57,172	57,897
Excess marketing and advertising expense (15%)	28	—
Impairment on equipment	668	3,691
Recognized cost of non-deductible VAT-input that generated in prior years	28	—
Total deferred tax assets	68,427	71,692
Valuation allowance	(68,427)	(71,692)
Total deferred tax assets, net	$—	$—

The Group had deferred tax assets which consisted of tax loss carry-forwards, accruals and reserves which can be carried forward to offset future taxable income. The valuation allowance provided as of December 31, 2022 and 2023 relates to the deferred tax assets generated by the Group’s VIEs. The Group’s subsidiaries in the PRC had total net operating loss carry forwards approximately of $57,897 as of December 31, 2023. The net operating loss carry forwards for the PRC subsidiaries will expire on various dates through year 2026. The Group’s valuation allowance increased by $3,265 from $68,427 as of December 31, 2022 to $71,692 as of December 31, 2023.

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

For years ending December 31, 2021, 2022 and 2023, the Group recognized no interest expense related to unrecognized tax benefits. The Group is not currently under examination by any income taxing authority, nor has it been notified of an impending examination. As of December 31, 2023, tax years 2018 to present are subject to examination by the tax authorities.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

However, the Company’s subsidiaries located in the PRC were in a loss position and had accumulated deficit as of December 31, 2023, and the tax basis for the investment was greater than the carrying value of this investment. A deferred tax asset should be recognized for this temporary difference only if it is apparent that the temporary difference will reverse in the foreseeable future. Absent of evidence of a reversal in the foreseeable future, no deferred tax asset for such temporary difference was recorded. The Company did not record any tax on any of the undistributed earnings because the relevant subsidiaries do not intend to declare dividends and the Company intends to permanently reinvest it within the PRC.

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

All share and per share data as of December 31, 2021, 2022 and 2023 and for the years ended December 31, 2021, 2022 and 2023 are presented on a retroactive basis.

The calculation of the net income (loss) per share is as follows:

	For the years ended December 31,
	2021	2022	2023

Numerator:
Net income (loss) attributable to AirNet Technology Inc.’s ordinary shareholders	$(17,335)	$(13,335)	$(574)

Denominator:
Weighted average ordinary shares outstanding used in computing net (loss) income per ordinary share
Basic and diluted (i)	4,390,703	7,803,348	6,571,281
Weighted average shares used in calculating (loss) income per ADS
Basic and diluted	4,390,703	7,803,348	6,571,281

Net income (loss) per ordinary share
Basic and diluted	$(3.95)	$(1.71)	$(0.09)

Net income (loss) per ADS (ii)
Basic and diluted	$(3.95)	$(1.71)	$(0.09)

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

The following summary of stock option activities for the year ended December 31, 2023:

Outstanding Options
		Weighted		Weighted
		average	Weighted	average
		exercise	average	remaining	Aggregate
	Number of	price	grant-date	contractual	intrinsic
	options	per option	fair value	terms	value
Outstanding as of January 1, 2023	6,540,000	$0.44	$0.35	1.53	$—
Granted	—	—	—	—	—
Exercised	—	—	—	—	—
Forfeited	—	—	—	—	—
Expired	—	—	—	—	—

Outstanding as of December 31, 2023	6,540,000	$0.44	$0.35	0.53	$—
Options vested and expected to vest as of December 31, 2023	6,540,000	$0.44	$0.35	0.53	$—

Options exercisable as of December 31, 2023	4,127,672	$0.53	$0.53	0.20	$—

The total intrinsic value of options exercised during the years ended December 31, 2021, 2022 and 2023 were all nil. The Group recorded share-based compensation of $186, $60 and $5 for the years ended December 31, 2021, 2022 and 2023, respectively.  The total unrecognized compensation expense related to unvested share options granted as of December 31, 2023 was nil.

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

No options were granted during 2021 to 2023.

13.          FAIR VALUE MEASUREMENT

Measured on recurring basis

The Group measured its financial assets and liabilities, including cash and cash equivalents, accounts receivable, amounts due from related parties, prepaid equipment costs, accounts payable and amounts to from related parties on a recurring basis as of December 31, 2022 and 2023.

Cash and cash equivalents and cryptocurrency are classified within Level 1 of the fair value hierarchy because they are valued based on the quoted market price in an active market. The carrying amounts of accounts receivable, amounts due from related parties, prepaid equipment cost and accounts payable approximate their fair values due to their short-term maturity.

Measured on non-recurring basis

The Group measured property and equipment at fair value on a nonrecurring basis. The fair value was determined using models with significant unobservable inputs (Level 3 inputs). This was based on a number of key assumptions, including, but not limited to, undiscounted future cash flows and the annual net revenue projections based on the projected levels of advertising activities during the forecast periods, all of which were classified as Level 3 in the fair value hierarchy. As a result, the Group recorded nil, nil and nil impairment charged for the years ended December 31, 2021, 2022 and 2023, respectively.

The Group measured its long-term investment in AM Advertising at fair value on a nonrecurring basis as result of the disposal transaction. The fair value was determined using the market approach with unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities (Level 2 inputs). The impairment recorded was nil, nil and nil impairment charged for the years ended December 31, 2021, 2022 and 2023, respectively.

14.          TREASURY SHARES AND REVERSE ADS SPLIT

Up to December 31, 2023, the Company had repurchased an aggregate of 1,306,486 ADSs from the open market for a total consideration of $17,400, of which 438,137 ADSs had been cancelled and 868,349 ADSs were recorded as treasury stock.

As of December 31, 2022 and 2023, accumulated 769,077 and nil ADS of treasury stock have been reissued. As a result of Share Consolidation in note 11, there was 24,818 ADS as of December 31, 2023.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(In U.S. dollars in thousands, except share and per share data)

15.         MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ income. The total contribution for such employee benefits were $1,056, $686 and $319 for the years ended December 31, 2021, 2022 and 2023, respectively.

16.          STATUTORY RESERVES

As stipulated by the relevant law and regulations in the PRC, the Group’s subsidiaries, VIEs and VIEs’ subsidiaries in the PRC are required to maintain non-distributable statutory surplus reserve. Appropriations to the statutory surplus reserve are required to be made at not less than 10% of profit after taxes as reported in the subsidiaries’ statutory financial statements prepared under the PRC GAAP. Once appropriated, these amounts are not available for future distribution to owners or shareholders. Once the general reserve is accumulated to 50% of the subsidiaries’ registered capital, the subsidiaries can choose not to provide more reserves. The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production and increase in registered capital of the subsidiaries. The Group allocated no statutory reserves during the years ended December 31, 2021, 2022 and 2023. The statutory reserves cannot be transferred to the Company in the form of loans or advances and are not distributable as cash dividends except in the event of liquidation.

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

As of December 31, 2023, the balance of restricted net assets was $333,831, of which $134,727 was attributed to the paid-in-capital, additional paid-in-capital and statutory reserves of the VIEs and VIEs’ subsidiaries, and $199,104 was attributed to the paid in capital, additional paid-in-capital and statutory reserves of WFOE. Under applicable PRC laws, loans from PRC companies to their offshore affiliated entities require governmental approval, and advances by PRC companies to their offshore affiliated entities must be supported by bona fide business transactions.

18.         COMMITMENTS

As of December 31, 2023, the Group has no material purchase commitments or significant leases.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

As of December 31, 2023, the Group did not record a provision for these matters as management believes the possibility of adverse outcome of the matters is remote and any liability it may incur would not have a material adverse effect on its consolidated financial statements. However, it is not possible for the Group to predict the ultimate outcome and the possible range of the potential impact of failure to obtain such disclosed registrations and approvals primarily due to the lack of relevant data and information in the market in this industry in the past.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

As a result of the above disputes, the Group is no longer able to exercise significant influence in operating and strategic decision of AM Advertising and cannot access to AM Advertising’s financial information. Accordingly, the Group accounted its investment in AM Advertising as equity investments without readily determinable fair values (see Note 7) as of December 31, 2021, 2022 and 2023. AM Advertising and its subsidiaries are no longer related parties to the Group. As of December 31, 2016, the Group treated the provision for earnout commitment of $23,549 as contingent liability and did not record any additional provision for this matter as management believes the possibility of adverse outcome of the matter is remote and any liability it may incur would not have a material adverse effect on its consolidated financial statements.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(In U.S. dollars in thousands, except share and per share data)

19.         LIABILITIES FOR LITIGATION – continued

(b)	AM Advertising Dispute - continued

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

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(In U.S. dollars in thousands, except share and per share data)

19.         LIABILITIES FOR LITIGATION – continued

(b)	AM Advertising Dispute - continued

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

20.         RELATED PARTY TRANSACTIONS

(a)	Details of outstanding balances with the Group’s related parties as of December 31, 2022 and 2023 were as follows:

Amount due from related parties:

		As of December 31,
Name of related parties	Relationship	2022	2023
Xu Qing	Shareholder of the Company	$166	$191
Unicom AirNet	Equity method investment	435	—
		$601	$191
(1)	The amounts represent interest free advances to the related parties in a short-term basis for operation purpose.

Amount due to related parties:

		As of December 31,
Name of related parties	Relationship	2022	2023
Man Guo	Shareholder	—	918
Dan Shao	Shareholder	—	10,190
		$—	$11,108
(b)	Details of transactions with the Group’s related parties for the years ended December 31, 2022 and 2023 were as follows:

		For the year ended December 31,
Name of related parties	Transactions	2022	2023
Man Guo	Loans provided to related parties	$—	$918
Dan Shao	Loans provided to related parties	—	10,190

21.         SUBSEQUENT EVENTS

On March 19, 2024, Blockchain Dynamics Limited, a wholly owned subsidiary of the Group, which operated the Company’s cryptocurrency business was resolved to be disposed as the cryptocurrency mining business has not grown as expected. The business will be disposed to Mr. Herman Man Guo for exchange of 1,307,229 ordinary shares of the Company at a par value of US$0.04.

22.         FINANCIAL INFORMATION OF PARENT COMPANY

(a)Balance sheet

	As of December 31,
	2022	2023
Assets
Current assets
Cash and cash equivalents	$2	$2
Amount due from subsidiaries	49,691	16,296
Other current assets	108	108
Total current assets	49,801	16,406
TOTAL ASSETS	$49,801	$16,406

Liabilities
Current liabilities
Accrued expenses and other current liabilities	$4,039	$4,557
Total liabilities	4,039	4,557

Equity
Ordinary Shares ($0.04 par value; 22,500,000 shares authorized; 8,948,505 and 4,525,643 shares issued as of December 31, 2022 and 2023, respectively; 8,923,687 and 4,474,836 shares outstanding as of December 31, 2022 and 2023, respectively)	359	181
Additional paid-in capital	332,746	298,750
Treasury stock (24,818 shares as of December 31, 2022 and 2023)	(1,148)	(1,148)
Accumulated deficits	(318,239)	(318,813)
Accumulated other comprehensive income	32,044	32,879
Total equity	45,762	11,849
TOTAL LIABILITIES AND EQUITY	$49,801	$16,406

(b)Statements of operations

	For the years ended December 31,
	2021	2022	2023
Operating expenses
Selling and marketing	$—	$—	$—
General and administrative	(566)	(1,231)	(531)
Total operating expenses	(566)	(1,231)	(531)
Other (loss) income, net	(11)	41	8
Investment income (loss) in subsidiaries	(16,758)	(12,145)	(51)
Net income (loss) attributable to holders of ordinary shares	$(17,335)	$(13,335)	$(574)

22.         FINANCIAL INFORMATION OF PARENT COMPANY- continued

(c)Statements of comprehensive income (loss)

	For the years ended December 31,
	2021	2022	2023
Net income (loss) attributable to holders of ordinary shares	$(17,335)	$(13,335)	$(574)
Other comprehensive loss, net of tax:
Change in cumulative foreign currency translation adjustment	377	359	835
Comprehensive income (loss) attributable to Parent Company	$(16,958)	$(12,976)	$261

(d)Statements of changes in equity

					(Accumulated	Accumulated
	Ordinary shares		Additional		deficits)	other
			paid-in	Treasury	retained	comprehensive	Total
	Shares	Amount	capital	stock	earnings	Income	equity
Balance as of December 31, 2020	3,738,527	152	288,879	(2,351)	(286,365)	31,308	31,623
Ordinary shares issued for share based compensation	25,989	1	—	1,203	(1,204)	—	—
Share issued	710,320	28	8,922	—	—	—	8,950
Share-based compensation	—	—	186	—	—	—	186
Capital contribution from non-controlling	—	—	698	—	—	—	698
Foreign currency translation adjustment	—	—	—	—	—	377	377
Net income	—	—	—	—	(17,335)	—	(17,335)
Balance as of December 31, 2021	4,474,836	181	298,685	(1,148)	(304,904)	31,685	24,499
Shares issued for purchase of equipment	4,448,851	178	34,001	—	—	—	34,179
Share-based compensation	—	—	60	—	—	—	60
Foreign currency translation adjustment	—	—	—	—	—	359	359
Net loss	—	—	—	—	(13,335)		(13,335)
Balance as of December 31, 2022	8,923,687	359	332,746	(1,148)	(318,239)	32,044	45,762
Share repurchase for cancellation of equipment purchase	(4,448,851)	(178)	(34,001)	—	—	—	(34,179)
Share-based compensation	—	—	5	—	—	—	5
Foreign currency translation adjustment	—	—	—	—	—	835	835
Net income(loss)	—	—	—	—	(574)	—	(574)
Balance as of December 31, 2023	4,474,836	181	298,750	(1,148)	(318,813)	32,879	11,849

(e)Statements of cash flow

	For the years ended December 31,
	2021	2022	2023
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(17,335)	$(13,335)	$(574)
Investment income (loss) in subsidiaries	16,758	12,145	51
Share-based compensation	186	60	5

CHANGES IN WORKING CAPITAL ACCOUNTS
Accrued expenses and other current liabilities	391	1,130	518
Net cash used in operating activities	—	—	—

CASH FLOWS FROM INVESTMENT ACTIVITIES	—	—	—

CASH FLOWS FROM FINANCING ACTIVITIES	—	—	—

Net decrease in cash, cash equivalents and restricted cash	—	—	—
Cash, cash equivalents and restricted cash, at beginning of year	2	2	2
Cash, cash equivalents and restricted cash, at end of year	$2	$2	$2

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES:
Share issuance for purchase of property and equipment	$8,950	$34,179	$—

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