Form 20-F
period 2024-12-31
AIRNET TECHNOLOGY INC.
filed 2025-05-02
CIK 1413745

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2024, 14,332,648 ordinary shares, par value US$0.04 per share, were outstanding.

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

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Yes ☐     No ☐

AIRNET TECHNOLOGY INC.

i

INTRODUCTION

Except as otherwise indicated by the context, in this annual report:

●	“ADSs” refers to our American depositary shares, each of which represents one ordinary share;

●	“advertisers” refer to the ultimate brand-owners whose brands and products are being publicized by our advertisements, including both advertisers who purchase advertisements directly from us and advertisers who do so through third-party advertising agencies;

●	“China” or “PRC” refers to the People’s Republic of China, and only in the context of describing the PRC laws, rules, regulations, regulatory authorities, and any PRC entities or citizens under such rules, laws and regulations and other legal or tax matters in this annual report, excludes Hong Kong, Macau and Taiwan. The operational risks associated with being based in and having operations in mainland China also apply to operations in Hong Kong. While entities and businesses in Hong Kong operate under different sets of laws from mainland China, the legal risks associated with being based in and having operations in mainland China could apply to our operations in Hong Kong, if the laws applicable to mainland China become applicable to entities and businesses in Hong Kong in the future;

●	“AirNet Online” refers to Yuehang Sunshine Network Technology Group Co., Ltd.;

●	“Chuangyi Technology” refers to Yuehang Chuangyi Technology (Beijing) Co., Ltd., our wholly-owned subsidiary in China;

●	“Iwangfan” refers to Wangfan Tianxia Network Technology Co., Ltd.;

●	“Linghang Shengshi” refers to Beijing Linghang Shengshi Advertising Co., Ltd.;

●	“ordinary shares” refers to our ordinary shares, par value US$0.04 per share;

●	“RMB” or “Renminbi” refers to the legal currency of China;

●	“U.S. dollars,” “$,” “US$” or “dollars” refers to the legal currency of the United States;

●	“VIEs” means the variable interest entities in which we do not have any equity ownership but whose financial results have been consolidated into our consolidated financial statements based solely on contractual arrangements in accordance with U.S. GAAP, including AirNet Online, Linghang Shengshi and Iwangfan, and “consolidated affiliated entities” refers to, collectively, the VIEs and their respective subsidiaries; and

●	“we,” “us,” “our,” “our company” or “AirNet” refers to (1) AirNet Technology Inc. and its subsidiaries, and (2) in the context of describing our substantive operations and consolidated financial information, AirNet Technology Inc., its subsidiaries and the consolidated affiliated entities. The consolidated affiliated entities are PRC companies conducting operations in China, and their financial results have been consolidated into our consolidated financial statements under U.S. GAAP for accounting purposes. AirNet Technology Inc. is a holding company with no substantive operations of its own. We do not have any equity ownership in the consolidated affiliated entities.

Holding Company Structure and the VIE Structure

The following diagram illustrates our principal subsidiaries, VIEs and VIEs’ subsidiaries as of the date of this annual report:

Air Net Technology Inc. (Cayman Islands)
100%
ROBUST ACHIEVEMENT LIMITED (HK)
100%
Broad Cosmos Enterprises Ltd. (BVI)
100%
AirNet Technology Ohio Inc. (u.s.)
100%
AirNet Technology Inc. (u.s.)
100%
Air Net International Limited (BVI)
100%
Air Net (China) Limited (HK)
Outside PRC
Inside PRC
100%
100%
100%
Shenzhen Yuehang Information Technology Co., Ltd.
Chuangyi Technology
Xian Shengshi Dinghong Information Technology Co., Ltd.
VIE
VIE
VIE
AirNet Online (1)
Linghang Shengshi (4)
Iwangfan (3)
78.63% (2)
100%
97.14% (5)
30.0% (6)
47.2% (6)
100%
98.75% (7)
75% (10)
85% (11)
100%
Beijing Yuehang Digital Media Advertising Co., Ltd
Air Esurfing Information Technology Co., Ltd.
Beijing AirNet Pictures Co., Ltd.
Wangfan Linghang Mobile Network Technology Co., Ltd.
Dingsheng Ruizhi (Beijing) Investment Consulting Co., Ltd.
Beijing Wangfan Jiaming Advertising Co., Ltd.
Beijing Airport United Culture Media Co., Ltd.
Yuehang Zhongying E-commerce Co., Ltd.
Guangzhou Meizheng Online Network Technology Co., Ltd.
70% (8)
100%
75% (9)
100%
Beijing Wangfan Jiaming Pictures Co., Ltd
Wenzhou Yuehang Advertising Co., Ltd.
Beijing Dongding Gongyi Advertising Co., Ltd.
Meizheng Network Information Technology Co., Ltd.

(1)	AirNet Online is owned as to 80%, 15% and 5% by three individuals, i.e., Man Guo, Qing Xu and Tao Hong, respectively.

(2)

Beijing Yuehang Digital Media Advertising Co., Ltd (“Beijing Yuehang”) is owned as to 78.6311%, 14.7585%, 5.0002% and 1.6103% by Huimin Guo, and three unaffiliated third parties, i.e., Horgos Air Vision United Digital Media Advertising Co., Ltd., Xiaorong Gao, and Guangzhou Longteng Travel Network Science and Technology Inc., Ltd.

In November 2023, AirNet Online entered into an entrusted equity holding agreement with Huimin Guo, pursuant to which AirNet Online entrusted such individual to act as the nominee shareholder of its 78.63% equity interests in Beijing Yuehang. This entrusted equity holding agreement would terminate upon the earlier of either (1) two years after the entrusted equity holding agreement takes effect or (2) the transfer of all entrusted equity by AirNet Online to AirNet Online itself or a third party designated by AirNet Online. Therefore, AirNet Online, as the actual controlling shareholder of Beijing Yuehang, enjoys shareholder rights and investment benefits with respect to its equity interests in Beijing Yuehang.

(3)	Iwangfan is owned as to 90% and 10% by Man Guo and Lin Wang, respectively. Tao Hong divested all his equity interests in Iwangfan in December 2021. AirNet Online entered into an entrusted equity holding agreement with Lin Wang, pursuant to which AirNet Online entrusted Lin Wang to act as the nominee shareholder of the foregoing equity interests. This entrusted equity holding agreement would terminate upon the earlier of either (1) two years from the date of the entrusted equity holding agreement or (2) the transfer of all entrusted equity by AirNet Online to AirNet Online itself or a third party designated by AirNet Online.

(4)	Linghang Shengshi is owned as to 86.9193%, 12.9954% and 0.0852% by Man Guo, Qing Xu and Xiaoya Zhang, respectively.

(5)	The remaining 2.86% shareholding in Beijing AirNet Pictures Co., Ltd. is owned by Yi Zhang, an unaffiliated third party.

(6)	The remaining 22.8% shareholding in Wangfan Linghang Mobile Network Technology Co., Ltd. is owned by Beijing Henglong Technology Co., Ltd., an unaffiliated third party.

(7)	The remaining 1.25% shareholding in Beijing Wangfan Jiaming Advertising Co., Ltd. is owned as to 1.0345% and 0.2155% by Man Guo and Qing Xu, respectively.

(8)	The remaining 30% shareholding in Beijing Wangfan Jiaming Pictures Co., Ltd is owned by Beijing Henglong Technology Co., Ltd.

(9)	The remaining 25% shareholding in Beijing Dongding Gongyi Advertising Co., Ltd. is owned by Jin Li, an unaffiliated third party.

(10)	The remaining 25% shareholding in Beijing Airport United Culture Media Co., Ltd. is owned by Beijing Dalu Culture Media Co., Ltd., an unaffiliated third party.

(11)	The remaining 15% shareholding in Yuehang Zhongying E-commerce Co., Ltd. is owned by Danque International Network Technology (Beijing) Co., Ltd., an unaffiliated third party.

Our financial statements are expressed in U.S. dollars, which is our reporting currency. Certain Renminbi figures in this annual report are translated into U.S. dollars solely for the reader’s convenience. Unless otherwise noted, all convenience translations from Renminbi to U.S. dollars in this annual report were made at a rate of RMB7.2993 to $1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2024. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rate stated above, or at all.

AirNet Technology Inc. is not a Chinese operating company but a Cayman Islands holding company. AirNet Technology Inc. does not have any substantive operations other than directly controlling (1) Chuangyi Technology, our wholly-owned subsidiary in China that controls and holds the VIEs and their respective subsidiaries through certain contractual arrangements, which conduct our air travel media network business, and (2) Shenzhen Yuehang Information Technology Co., Ltd. and Xi’an Shengshi Dinghong Information Technology Co., Ltd., our wholly-owned subsidiaries in China that conduct our air travel media network business operations.

Investors in the ADSs are purchasing equity securities of our ultimate Cayman Islands holding company rather than purchasing equity securities of the consolidated affiliated entities. AirNet Technology Inc. is an investment holding company without substantive operations on its own, and we conduct our business operations through both our subsidiaries and the consolidated affiliated entities based on certain contractual arrangements. We, together with our PRC subsidiaries and the consolidated affiliated entities, are subject to PRC laws relating to, among others, restrictions over foreign investments in advertising services companies set out in the Negative List (Edition 2024) promulgated by the Ministry of Commerce, or the MOFCOM, and the National Development and Reform Commission of the PRC, or the NDRC. As a result, we have to control over the consolidated affiliated entities through contractual arrangements. Such structure is used to replicate foreign investment in China-based companies where the PRC law prohibits direct foreign investment in the operating companies. Neither we nor our subsidiaries own any share in the consolidated affiliated entities, and investors may never hold equity interests in the Chinese operating companies. Instead, as a result of our direct ownership in Chuangyi Technology and the contractual agreements with the consolidated affiliated entities, we are regarded as the primary beneficiary of the consolidated affiliated entities for accounting purposes. Accordingly, we have consolidated the financial results of the consolidated affiliated entities in our consolidated financial statements in accordance with the Generally Accepted Accounting Principles in the United States, or U.S. GAAP. See “Item 4. Information on the Company—C. Organizational Structure” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements” for a description of these arrangements. Neither AirNet Technology Inc. nor its investors have had an equity ownership in, direct foreign investment in, or control, other than as defined under U.S. GAAP, through contractual arrangements with, the VIEs. The contractual arrangements are not equivalent to an equity ownership in the business of the VIEs and their respective subsidiaries in China. Because of our corporate structure, we are subject to risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to limitation on foreign ownership of PRC companies, and regulatory review of oversea listing of PRC companies through a special purpose vehicle, and the validity and enforcement of the contractual agreements. We are also subject to the risks of uncertainty about any future actions of the PRC government in this regard. Our contractual agreements may not be effective in providing control over the consolidated affiliated entities. We may also subject to sanctions imposed by PRC regulatory agencies including China Securities Regulatory Commission, or the CSRC, if we fail to comply with their rules and regulations.

We, our PRC subsidiaries and the consolidated affiliated entities face various legal and operational risks and uncertainties related to being based in and having significant operations in China. The PRC government has significant authority to exert influence on the ability of a China-based company, such as us and the consolidated affiliated entities, to conduct its business, accept foreign investments or list on U.S. or other foreign exchanges. The PRC government has recently issued statements and regulatory actions relating to areas such as regulatory approvals of offshore offerings, oversight on cybersecurity and data privacy, anti-monopoly regulatory actions, as well as the uncertainty of the inspection on our auditors by the Public Company Accounting Oversight Board, or the PCAOB. For example, on February 17, 2023, the China Securities Regulatory Commission, or the CSRC, promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and the related guidelines, which became effective on March 31, 2023. According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. In addition, an overseas-listed company must also submit the filing with respect to its follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities, within the time frame specified by the Overseas Listing Trial Measures. We believe we are not required to obtain such approval for our initial public offering on November 7, 2007 because such offering made was before the enactment of the Overseas Listing Trial Measures; however, we will be obligated to obtain approvals with the CSRC for our future offerings. If we cannot obtain such approvals or the CSRC rescind our approvals, we may not continue to offer securities to investors and cause the value of our securities to significantly decline or, in extreme cases, become worthless. See ” Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The filing procedure with the CSRC shall be fulfilled and the approval of other PRC government authorities may be required in connection with our future offshore offering under PRC law, and, we cannot predict whether or for how long we will be able to complete the filing procedure with the CSRC and obtain such approval or complete such filing, if required.” In addition, if future regulatory updates mandate clearance of cybersecurity review or other specific actions to be completed by China-based companies listed on foreign stock exchanges or traded in foreign over the counter trading markets, such as us, we face uncertainties as to whether such clearance can be timely obtained, or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Failure to comply with governmental regulations and other legal obligations concerning data protection and cybersecurity may materially and adversely affect our business, as we routinely collect, store and use data during the conduct of our business.” Furthermore, the PRC anti-monopoly and competition laws and regulations are evolving, and there remains uncertainties as to how the anti-monopoly laws, regulations and guidelines will impact our business and results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The M&A Rule sets forth complex procedures for acquisitions conducted by foreign investors which could make it more difficult to pursue growth through acquisitions.” The PRC government also has significant discretion over the conduct of the business of us, our PRC subsidiaries and the consolidated affiliated entities, and may intervene with or influence our operations or the development of the advertising industry as it deems appropriate to further regulatory, political and societal goals. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with PRC governmental restrictions on foreign investment, our business could be materially and adversely affected.” These statements and regulatory actions may impact our ability to conduct certain businesses, accept foreign investments, or list on a U.S. or other foreign exchange. Such risks could result in a material change in our operations and/or the value of the ADSs, significantly limit or completely hinder our ability to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless. For further details, see “Item 3. Key Information - D. Risk Factors - Risks Related to Doing Business in China—Any actions by the Chinese government, including any decision to intervene or influence the operations of our subsidiaries and the consolidated affiliated entities, or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of these entities, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.”

v

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

Our financial statements contained in the annual report on Form 20-F for the fiscal year ended December 31, 2024 have been audited by Assentsure PAC ,an independent registered public accounting firm that is headquartered and located in Singapore. Assentsure PAC has been inspected by the PCAOB on a regular basis and is currently not among the PCAOB registered public accounting firms headquartered in mainland China and Hong Kong that are subject to the determinations announced by the PCAOB on December 16, 2021, which have been vacated by the PCAOB Board in December 2022 as the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB registered public accounting firms headquartered in mainland China and Hong Kong completely in the same year. For more details about the risk on the HFCAA and its impact on us, see “Item 3. Key Information-D. Risk Factors-Risks Related to Our Corporate Structure” and “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China-Trading in our securities on any U.S. stock exchange and the U.S. over-the-counter market may be prohibited under the HFCAA or the Accelerating Holding Foreign Companies Accountable Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities, and our securities may be prohibited from being traded over the counter.”

As of the date of this annual report, laws and regulations in Hong Kong, including regulatory actions related to data security or anti-monopoly concerns in Hong Kong, do not have a material impact on our ability to conduct business, accept foreign investment, or list on a U.S. or foreign stock exchange.

Cash and asset flows through our organization

Cash may be transferred among AirNet Technology Inc., our PRC subsidiaries and the consolidated affiliated entities, in the following manners: (1) dividends or other distributions may be paid by our PRC subsidiaries to AirNet Technology Inc. through our subsidiaries in Hong Kong and the BVI; (2) funds may be paid by the consolidated affiliated entities to our PRC subsidiaries, as service fees according to the contractual arrangements; (3) our PRC subsidiaries and the consolidated affiliated entities may lend to and borrow from each other from time to time for business operation purposes; and (4) funds may be transferred to our PRC subsidiaries from AirNet Technology Inc. as needed through our subsidiaries in Hong Kong and the BVI in the form of capital contributions or shareholder loans, as the case may be.

AirNet Technology Inc. is a holding company with no material operations of its own. We conduct our operations through our subsidiaries and the consolidated affiliated entities in China. As a result, our ability to pay dividends and fund any cash and financing requirements we may have depends upon dividends paid by our subsidiaries and cash payments from the consolidated affiliated entities in China. If our existing PRC subsidiaries or the consolidated affiliated entities or any newly formed ones incur any debt on their own behalf in the future, the instruments governing their debts may restrict their ability to pay dividends or make cash payments to us. In addition, our subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance, or PRC GAAP. Under PRC law, each of our PRC subsidiaries and the consolidated affiliated entities is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory surplus reserve until such reserve reaches 50% of its registered capital. In addition, our subsidiaries in China may allocate a portion of its after-tax profits based on PRC GAAP to enterprise expansion funds as well as staff bonus and welfare funds at its discretion, and the consolidated affiliated entities may allocate a portion of its after-tax profits based on PRC GAAP to a discretionary surplus fund at its discretion. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the statutory reserve funds are not distributable as cash dividends. Furthermore, the PRC government imposes regulations on the convertibility of the Renminbi into foreign currencies. Remittance of dividends by our PRC subsidiaries out of China is also subject to certain procedures with the banks designated by the State Administration of Foreign Exchange of the PRC, or SAFE. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We may rely principally on dividends and other distributions on equity paid by our wholly-owned operating subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our operating subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Restrictions on currency exchange may limit our ability to receive and use our revenues or financing effectively.”

As an offshore holding company, AirNet Technology Inc. is permitted under PRC laws and regulations to provide funding from the proceeds of its offshore fundraising activities to its PRC subsidiaries only through loans or capital contributions, and to the consolidated affiliated entities only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements. Loans by AirNet Technology Inc. to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with SAFE or its local counterparts, and capital contributions to our PRC subsidiaries are subject to approval by the relevant government authorities and must also be registered with SAFE or its local counterparts.

As of the date of this annual report , none of AirNet Technology Inc., our PRC subsidiaries or the affiliated entities have paid any dividends or made any distributions to respective holding companies or any investors, nor do we have any present plan to pay any cash dividends on our securities in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. AirNet Technology Inc. and its subsidiaries received RMB18.3 million, RMB5.5 million and RMB1.1 million (US$0.2 million) from the consolidated affiliated entities in 2022, 2023 and 2024, respectively, which included cash advances and service fees made by the consolidated affiliated entities to us for daily operations. The consolidated affiliated entities received RMB9.8 million, RMB2.9 million and RMB52,000 (US$7,100) from AirNet Technology Inc. and its subsidiaries in 2022, 2023 and 2024, respectively, which included the repayment of aforementioned cash advances for daily operations. Except as disclosed above, in 2022, 2023 and 2024, there was no other cash transfer among AirNet Technology Inc., its subsidiaries and the consolidated affiliated entities, and there were no material asset transfers other than cash transfers within our organization. For details of our cash transfers during the relevant years, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Financial Information Related to the VIEs” and our consolidated financial statements and the notes thereto included elsewhere in this annual report. We currently have not maintained any cash management policies that specifically dictate how funds shall be transferred among AirNet Technology Inc., its subsidiaries, the consolidated affiliated entities and investors. We will determine the payment of dividends and fund transfer based on our specific business needs in accordance with the applicable laws and regulations.

The VIE structure and its associated risks

Our corporate structure is subject to unique risks associated with the VIE structure. The contractual arrangements with the VIEs have not been tested in court. If the PRC government deems that our contractual arrangements with the VIEs did not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties. The PRC regulatory authorities could disallow our holding company structure, which could lead to a material change in our operations and/or a material change in the value of the ADSs, and could cause the value of the ADSs to significantly decline or become worthless. Our holding company, our PRC subsidiaries, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, may affect the financial performance of the VIEs and our company as a whole.

The VIE structure was established through a series of agreements entered into among Chuangyi Technology, the VIEs and each of their existing shareholders (except Lin Wang), comprising technology support and service agreements, technology development agreements, exclusive technology consultation and service agreement, call option agreements, equity pledge agreements and authorization letters. The contractual arrangements allow us to (1) be considered as the primary beneficiary of the VIEs for accounting purposes and consolidate the financial results of the VIEs, (2) receive substantially all of the economic benefits of the VIEs, (3) have the pledge right over the equity interests in the VIEs as the pledgee, and (4) have an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC law.

●	Technology support and service agreements. Chuangyi Technology provides exclusive technology support and consulting services to the VIEs, who pay service fees in return. Linghang Shengshi’s annual fees to Chuangyi Technology ensure it achieves a net cost-plus rate of at least 0.5%. Chuangyi Technology has sole discretion over fee rates and amounts. AirNet Online’s fees are set in the first month of each year, based on factors such as Chuangyi Technology’s team credentials, service hours, service nature and value, licenses and patents involved, and the impact on AirNet Online’s performance. The agreements are effective for ten years and automatically renewable upon their expiration unless either party gives a 20-day prior notice.

●	Technology development agreements. The VIEs exclusively engage Chuangyi Technology for technology development services, with Chuangyi Technology retaining ownership of all resulting intellectual property. Linghang Shengshi’s fees to Chuangyi Technology ensure a minimum net cost-plus rate of 0.5%, with rates and amounts set solely at Chuangyi Technology’s discretion. AirNet Online/Iwangfan’s fees are determined in the first month of each year, considering factors such as Chuangyi Technology’s team credentials, service hours, service nature and value, licenses and patents involved, and impact on AirNet Online/Iwangfan’s operations. These agreements are effective for ten years and automatically renewable unless either party gives a 20-day notice before expiration.

●	Exclusive technology consultation and service agreement. AirNet Online exclusively engages Chuangyi Technology for consultation services on management, training, marketing, and promotion. Annual fees are set by Chuangyi Technology. This agreement is effective for ten years and may be renewed with Chuangyi Technology’s written confirmation before expiration.

●	Call option agreements. Shareholders (excluding Lin Wang) of Linghang Shengshi and Iwangfan irrevocably grant Chuangyi Technology or its designee an exclusive option to purchase all equity interests in these VIEs at the minimum consideration permitted by PRC law. Shareholders of AirNet Online irrevocably grant Chuangyi Technology or its designee an exclusive option to purchase all equity interests at a purchase price equaling the amount of actual payment made by the respective shareholders with respect to the equity interests, or otherwise at a minimum amount of consideration permitted by the applicable law. These agreements are effective for ten years, renewable at Chuangyi Technology’s discretion. A supplement agreement in January 2016 ensures that relevant provisions remain effective despite any changes in equity interest percentages.

●	Equity pledge agreements. Shareholders of the VIEs (excluding Lin Wang) have pledged their equity interests, including dividend rights, in the VIEs to Chuangyi Technology to secure the VIEs’ performance under the relevant service or call option agreements. If the VIEs default, Chuangyi Technology has the right to exercise all remedies and powers specified in the pledge agreements. These agreements remain valid as long as the relevant service or call option agreements are effective (or two years after expiration for AirNet Online). A supplement agreement in January 2016 ensures that relevant provisions remain effective despite any changes in equity interest percentages of those shareholders.

●	Authorization letters. Each shareholder of the VIEs (excluding Lin Wang) has executed an authorization letter authorizing persons appointed by Chuangyi Technology to exercise certain rights, such as voting, entering into legal documents, and transferring equity interests in the VIEs. These authorization letters remain effective for the VIEs’ respective operating periods and for so long as the respective parties remain those shareholders of the VIEs unless terminated earlier by Chuangyi Technology or unless the call option agreement with respect to VIEs is terminated prior to its expiration.

For a more detailed summary of such contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements.”

These contractual arrangements may not be as effective as direct equity ownership in providing us with control over the consolidated affiliate entities. If we had direct ownership of the VIEs, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the VIEs and their shareholders of their obligations under the contracts to exercise control over the VIEs. The shareholders of the VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portion of our business through the contractual arrangements with the VIEs. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. As a result, uncertainties in the commercial arbitration system or legal system in China could limit our ability to enforce these contractual arrangements. In addition, if the legal structure and the contractual arrangements were found to violate any existing or future PRC laws and regulations, we may be subject to fines or other legal or administrative sanctions. If the imposition of government actions causes us to lose our right to direct the activities of the VIEs or our right to receive substantially all the economic benefits and residual returns from the VIEs and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of the VIEs. Furthermore, we are a holding company incorporated in the Cayman Islands. Interim remedies or enforcement orders granted by foreign courts in the United States and the Cayman Islands may not be recognized or enforceable in China. In the event we are unable to enforce our contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the VIEs, and our ability to conduct our business may be negatively affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the VIEs and their shareholders for a substantial portion of our China operations, which may not be as effective as direct ownership in providing operational control” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Because some of the shareholders of the VIEs in China are our directors and officers, their fiduciary duties to us may conflict with their respective roles in the VIEs, and their interest may not be aligned with the interests of our unaffiliated public security holders. If any of the shareholders of the VIEs fails to act in the best interests of our company or our shareholders, our business and results of operations may be materially and adversely affected.”

Financial Information Related to the VIEs

The following tables present the consolidating schedule of financial information relating to AirNet Technology Inc., or the Parent, consolidated affiliated entities, WFOEs and other non-VIE consolidated entities as of and for the years ended December 31, 2022, 2023 and 2024.

Selected consolidated statements of operations data

	Year ended December 31, 2022
		Consolidated
		affiliated entities		Other consolidated	Inter-company	Group
	Parent	(VIEs)	WFOEs	entities	elimination	consolidated
	(US$ in thousands)
Net revenues	—	2,867	1	—	—	2,868
Cost of revenues	—	3,194	1	2,028	—	5,223
Gross loss	—	(327)	—	(2,028)	—	(2,355)
Operating expenses	1,231	5,749	455	4,289	—	11,724
Operating loss	(1,231)	(6,076)	(455)	(6,317)	—	(14,079)
Other income (expenses)	41	3,611	60	(1,927)	—	1,785
Income tax expenses	—	(17)	—	—	—	(17)
Non-controlling interests	—	(1,024)	—	—	—	(1,024)
Loss from subsidiaries	(12,145)	—	—	(3,901)	16,046	—
Service loss from VIEs	—	—	(3,506)	—	3,506	—
Net loss attributable to AirNet Technology Inc.	(13,335)	(3,506)	(3,901)	(12,145)	19,552	(13,335)

	Year ended December 31, 2023
		Consolidated
		affiliated entities		Other consolidated	Inter-company	Group
	Parent	(VIEs)	WFOEs	entities	elimination	consolidated
	(US$ in thousands)
Net revenues	—	845	—	13	—	858
Cost of revenues	—	1,376	—	—	—	1,376
Gross loss	—	(531)	—	13	—	(518)
Operating expenses	531	1,924	870	212	—	3,537
Operating loss	(531)	(2,455)	(870)	(199)	—	(4,055)
Other income (expense)	8	5,009	(186)	(969)	—	3,862
Income tax expenses	—	(1)	—	—	—	(1)
Non-controlling interests	—	(380)	—	—	—	(380)
(Loss) income from subsidiaries	(51)	—	—	1,117	(1,066)	—
Service income from VIEs	—	—	2,173	—	(2,173)	—
Net (loss) income attributable to AirNet Technology Inc.	(574)	2,173	1,117	(51)	(3,239)	(574)

	Year ended December 31, 2024
		Consolidated
		affiliated entities		Other consolidated	Inter-company	Group
	Parent	(VIEs)	WFOEs	entities	elimination	consolidated
	(US$ in thousands)
Net revenues	—	343	—	—	—	343
Cost of revenues	—	306	—	—	—	306
Gross profit	—	37	—	—	—	37
Operating expenses	1,759	4,923	135	—	—	6,817
Operating loss	(1,759)	(4,886)	(135)	—	—	(6,780)
Other (expenses) income	(567)	(6,338)	37	—	—	(6,868)
Non-controlling interests	—	(3)	—	—	—	(3)
Loss from subsidiaries	(11,325)	—	—	(11,325)	22,650	—
Service loss from VIEs	—	—	(11,227)	—	11,227	—
Net loss attributable to AirNet Technology Inc.	(13,651)	(11,227)	(11,325)	(11,325)	33,877	(13,651)

x

Selected consolidated balance sheets data

	As of December 31, 2023
		Consolidated
		affiliated entities		Other consolidated	Inter-company	Group
	Parent	(VIEs)	WFOEs	entities	elimination	consolidated
	(US$ in thousands)
Due from Parent	—	520	189	3,512	(4,221)	—
Due from other subsidiaries	13,039	1,971	13,539	—	(28,549)	—
Due from WFOEs	—	17,144	—	14,551	(31,695)	—
Due from VIEs	938	—	227,706	186	(228,830)	—
Other current assets	110	21,031	837	7,937	—	29,915
Investments in subsidiaries	2,319	—	—	89,439	(91,758)	—
Other non-current assets	—	42,036	223	—	—	42,259
Total assets	16,406	82,702	242,494	115,625	(385,053)	72,174
Due to Parent	—	938	—	15,358	(16,296)	—
Due to other subsidiaries	3,512	186	14,551	—	(18,249)	—
Due to WFOEs	189	227,706	—	13,539	(241,434)	—
Due to VIEs	520	—	17,144	1,971	(19,635)	—
Other current liabilities	336	248	1,397	82,438	—	84,419
Service fees payable due to VIEs	—	—	122,282	—	(122,282)	—
Other non-current liabilities	—	8,842	—	—	—	8,842
Total liabilities	4,557	237,920	155,374	113,306	(417,896)	93,261
Total AirNet Technology Inc.’s shareholders’ equity	11,849	(122,282)	87,120	2,319	32,843	11,849
Non-controlling interests	—	(32,936)	—	—	—	(32,936)
Total liabilities and equity	16,406	82,702	242,494	115,625	(385,053)	72,174

	As of December 31, 2024
		Consolidated
		affiliated entities		Other consolidated	Inter-company	Group
	Parent	(VIEs)	WFOEs	entities	elimination	consolidated
	(US$ in thousands)
Due from Parent	—	24,876	189	3,512	(28,577)	—
Due from other subsidiaries	22,887	1,971	4,946	—	(29,804)	—
Due from WFOEs	—	16,676	—	14,551	(31,227)	—
Due from VIEs	937	—	196,928	186	(198,051)	—
Other current assets	4,113	5,071	33,507	12,758	(29,494)	25,955
Investments in subsidiaries	—	—	217	—	(217)	—
Other non-current assets	24,278	9,986	1	—	—	34,265
Total assets	52,215	58,580	235,788	31,007	(317,370)	60,220
Due to Parent	—	937	—	22,887	(23,824)	—
Due to other subsidiaries	3,512	186	14,551	—	(18,249)	—
Due to WFOEs	189	196,928	—	4,946	(202,063)	—
Due to VIEs	24,876	—	16,676	1,971	(43,523)	—
Other current liabilities	350	76,977	976	292	—	78,595
Deficit of investments in subs	12,361	—	—	78,690	(91,051)	—
Other non-current liabilities	—	3,631	—	—	—	3,631
Total liabilities	41,288	278,659	32,203	108,786	(378,710)	82,226
Total AirNet Technology Inc.’s shareholders’ equity	10,927	(187,146)	203,585	(77,779)	61,340	10,927
Non-controlling interests	—	(32,933)	—	—	—	(32,933)
Total liabilities and equity	52,215	58,580	235,788	31,007	(317,370)	60,220

Selected consolidated statements of cash flows data

	Year ended December 31, 2022
		Consolidated
		affiliated entities		Other consolidated	Inter-company	Group
	Parent	(VIEs)	WFOEs	entities	elimination	consolidated
	(US$ in thousands)
Net cash provided by (used in) operating activities	—	1,729	1	(323)	(655)	752
Net cash used in investing activities	—	—	—	—	—	—
Net cash provided by financing activities	—	1,212	—	—	—	1,212

	Year ended December 31, 2023
		Consolidated
		affiliated entities		Other consolidated	Inter-company	Group
	Parent	(VIEs)	WFOEs	entities	elimination	consolidated
	(US$ in thousands)
Net cash (used in) provided by operating activities	—	(1,514)	(7)	(179)	(117)	(1,817)
Net cash used in investing activities	—	—	—	—	—	—
Net cash used in financing activities	—	(1,222)	—	—	—	(1,222)

	Year ended December 31, 2024
		Consolidated
		affiliated entities		Other consolidated	Inter-company	Group
	Parent	(VIEs)	WFOEs	entities	elimination	consolidated
	(US$ in thousands)
Net cash (used in) provided by operating activities	(5,700)	32,737	—	—	(4,316)	22,721
Net cash used in investing activities	—	(29,223)	—	—	—	(29,223)
Net cash provided by financing activities	5,700	455	—	—	—	6,155

Permissions or Approvals Required from the PRC Authorities

We currently conduct our air travel media network business operations in China primarily through Chuangyi Technology and its contractual arrangements with the consolidated affiliated entities. Our operations in China are governed by PRC laws and regulations. We and the VIEs are required to obtain certain licenses, permits and approvals from relevant governmental authorities in China in order to operate our business. As of the date of this annual report, based on the opinion of our PRC legal counsel, Beijing DOCVIT Law Firm, we, our PRC subsidiaries and the consolidated affiliated entities have obtained all licenses, permits and approvals from the PRC government authorities necessary for our business operations in China, including, among others, a business license which specifically includes within its scope the operation of an advertising business and value-added telecommunications business operating licenses. As of the same date, we have not received any requirement to obtain any other license, permit or approval from any PRC government authority with respect to the operation of our business, nor have we been denied or dismissed by any government authority of any application of licenses, permits or approvals that are necessary to the operations of our business.

Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, and the promulgation of new laws and regulations and amendment to the existing ones, we may be required to obtain additional licenses, permits, approvals, registrations or filings for our business operations in the future. We cannot assure you that we, our PRC subsidiaries or the consolidated affiliated entities will be able to obtain, in a timely manner or at all, or maintain such licenses, permits or approvals, and we, our PRC subsidiaries or the consolidated affiliated entities may also inadvertently conclude that such licenses, permits or approvals are not required. Any lack of or failure to maintain requisite licenses, permits or approvals applicable to us, our PRC subsidiaries or the consolidated affiliated entities may have a material adverse impact on our business, results of operations, financial condition and prospects and cause the value of our securities to significantly decline or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Compliance with PRC laws and regulations could be costly, and failure to comply could subject us to government sanctions” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could limit the legal protections available to us or result in substantial costs and the diversion of resources and management attention.”

On December 28, 2021, the Cyberspace Administration of China, or the CAC, and other 12 PRC regulatory authorities jointly revised and promulgated the Measures for Cybersecurity Review, or Cybersecurity Review Measures, which became effective on February 15, 2022. Pursuant to the Cybersecurity Review Measures, network platform operators holding personal information of over one million users shall apply for a cybersecurity review before going to list abroad. It also provides that critical information infrastructure operators purchasing network products and services and data processors carrying out data processing activities, which affect or may affect national security, shall apply for cybersecurity review to the cyberspace administrations in accordance with the provisions thereunder. As of the date of this annual report, we have not been involved in any investigations on cybersecurity review initiated by the CAC or related governmental regulatory authorities, nor have we received any inquiry, notice, warning, or sanction in such respect. Based on the opinion of our PRC legal counsel, Beijing DOCVIT Law Firm, we are not required to file an application for the cybersecurity review by the CAC for our previous issuance of securities to foreign investors as of the date of this annual report because (1) we are not in the industry or business operation that involves critical information infrastructure operation, nor do we operate as a network platform operator engaging in relevant data processing activities which affect or may affect national security of the PRC; (2) we are not in possession of personal information of over one million users and it is also very unlikely that it will reach such threshold in the near future; and (3) as of the date of this annual report, we have not received any notice or determination from applicable PRC governmental authorities identifying us as a critical information infrastructure operator or a network platform operator engaging in relevant data processing activities which affect or may affect national security of the PRC.

Furthermore, the PRC government has recently promulgated new or proposed laws and regulations to further regulate securities offerings that are conducted overseas and/or foreign investment in China-based issuers. On February 17, 2023, the CSRC promulgated the Overseas Listing Trial Measures and the related guidelines, which became effective on March 31, 2023. According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. In addition, an overseas-listed company must also submit the filing with respect to its follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities, within the time frame specified by the Overseas Listing Trial Measures. With respect to our ability to offer securities to investors, based on the opinion of our PRC legal counsel, Beijing DOCVIT Law Firm, pursuant to the Overseas Listing Trial Measures and related guidelines, under the PRC laws, regulations and regulatory rules currently in effect, as of the date of this annual report, issuers that had already been listed in an overseas market by March 31, 2023, the date the Overseas Listing Trial Measures became effective, such as us, are not required to make any immediate filing with CSRC; however, such issuers will be required to comply with the filing requirements under the Overseas Listing Trial Measures when it subsequently seeks to conduct a follow-on offering overseas. If we fail to complete the filing procedures, under the Overseas Listing Trial Measures or otherwise, for any future overseas securities offering or listing, we may face sanctions by the CSRC or other PRC regulatory authorities, which may include orders for correction, warnings and fines. Any adverse regulatory actions or sanctions could have a material adverse effect on our business, results of operations, financial condition, reputation and prospects, as well as the trading price of the ADSs.

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

D. Risk Factors

Summary Risk Factors

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks Related to Our Business

●	We incurred net losses in the past and we may incur losses in the future.

●	We have a limited operating history in various business lines, which may make it difficult for you to evaluate our business and prospects.

●	If advertisers or the viewing public do not accept, or lose interest in, our air travel media network, we may be unable to generate sufficient cash flow from our operating activities and our business and results of operations could be materially and adversely affected.

●	If we do not succeed in launching our in-flight business, our future results of operations and growth prospects may be materially and adversely affected.

Risks Related to Our Corporate Structure

●	If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with PRC governmental restrictions on foreign investment, our business could be materially and adversely affected.

●	Because some of the shareholders of the VIEs in China are our directors and officers, their fiduciary duties to us may conflict with their respective roles in the VIEs, and their interest may not be aligned with the interests of our unaffiliated public security holders. If any of the shareholders of the VIEs fails to act in the best interests of our company or our shareholders, our business and results of operations may be materially and adversely affected.

●	We rely on contractual arrangements with the VIEs and their shareholders for a substantial portion of our China operations, which may not be as effective as direct ownership in providing operational control.

●	We have not registered the pledge of equity interest by certain shareholder of the consolidated affiliated entities with the relevant authority, and we may not be able to enforce the equity pledge against any third parties who acquire the equity interests in good faith in the relevant consolidated affiliated entities before the pledge is registered.

Risks Related to Doing Business in China

●	Changes in China’s economic, political or social conditions or government policies, laws and regulations could adversely affect overall economic growth of China and harm our business. Given the current regulatory environment in the PRC, there remains uncertainty regarding the interpretation and enforcement of PRC laws, which can change quickly and subject to any future actions within the discretion of PRC authorities. See “—Risks Related to Doing Business in China—Adverse changes in the political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our services and have a material adverse effect on our competitive position. ,” “—Risks Related to Doing Business in China—The filing procedure with the CSRC shall be fulfilled and the approval of other PRC government authorities may be required in connection with our future offshore offering under PRC law, and, we cannot predict whether or for how long we will be able to complete the filing procedure with the CSRC and obtain such approval or complete such filing, if required” and “—Risks Related to Doing Business in China—Failure to comply with governmental regulations and other legal obligations concerning data protection and cybersecurity may materially and adversely affect our business, as we routinely collect, store and use data during the conduct of our business.”

●	We face risks arising from the uncertainties with respect to the PRC legal system. Certain rules and regulations can change quickly with little advance notice, and there may be risks and uncertainties regarding the interpretation and enforcement of PRC laws and regulations, which may affect our decisions on the policies and actions to be taken to comply with PRC laws and regulations. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could limit the legal protections available to us or result in substantial costs and the diversion of resources and management attention.

●	The PRC government has significant oversight and discretion over the conduct of our business and may intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals. We, our PRC subsidiaries and the consolidated affiliated entities face various legal and operational risks and uncertainties related to being based in and having significant operations in China. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. See “—Risk Factors—Risks Related to Doing Business in China—Any actions by the Chinese government, including any decision to intervene or influence the operations of our subsidiaries and the consolidated affiliated entities, or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of these entities, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.

●	We face risks arising from the severe or prolonged downturn in the global or Chinese economy. See ““—Risk Factors—Risks Related to Doing Business in China—A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business, financial condition, results of operations and prospects;

●	Cash transfers from our PRC subsidiaries to entities outside of mainland China are subject to PRC government controls on currency conversion. As a result, cash in mainland China may not be available to fund operations or for other use outside of mainland China due to interventions in or the imposition of restrictions and limitations on our PRC subsidiaries’ ability to transfer cash. There is no assurance the PRC government will not intervene in or impose restrictions on us and our subsidiaries to transfer cash. Although currently there are no equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, our subsidiaries in Hong Kong, if certain restrictions or limitations in mainland China were to become applicable to cash transfers in and out of Hong Kong entities in the future, the funds in our subsidiaries in Hong Kong, likewise, may not be available to fund operations or for other use outside of Hong Kong. To the extent cash and/or assets in our business is in mainland China or Hong Kong or a mainland China and/or Hong Kong entity, the funds and/or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong, including that, specifically, due to interventions in or the imposition of restrictions and limitations on the ability of our, our subsidiaries or the consolidated VIEs by the PRC government to transfer cash and/or assets. See “—Risks Related to Doing Business in China—Restrictions on currency exchange may limit our ability to receive and use our revenues or financing effectively”.;

Risks Related to the Market for Our ADSs

●	The trading price of our ADSs has been and may continue to be volatile.

●	If we fail to comply with the continued listing requirements of Nasdaq, we would face possible delisting, which would result in a limited public market for our ADSs and make obtaining future debt or equity financing more difficult for us.

Risks Related to Our Business

We incurred net losses in the past and we may incur losses in the future.

In an effort to realign our business, we:

●	divested most of our airport travel advertising business in 2015;

●	completely terminated our advertising service at long-haul buses and gas stations and scaled down our on-train Wi-Fi business significantly in 2018, and in early 2019 ceased operations for Wi-Fi services on trains altogether;

●	consolidated our efforts in providing in-flight contents of entertainment, advertising and digital multimedia in China;

●	strengthened our efforts in launching and operating our in-flight connectivity business; and

●	diverted our resources into the development of mining of cryptocurrencies since the beginning of 2021 and disposed of related business in March 2024.

●	reentered into the development of mining of cryptocurrencies in May 2024.

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

Although we began our business operations in August 2005, we started to explore our in-flight connectivity business in 2015, and began operating our in-flight content business in 2015 as well divested our airport travel advertising business in 2015. As a result of our business realignment, we completely terminated our advertising service at long-haul buses and gas stations and scaled down our on-train Wi-Fi business significantly in 2018, and in early 2019 ceased operations for Wi-Fi services on trains altogether. In addition, we established a new line of business in relation to cryptocurrency mining in 2021, which was subsequently disposed of in March 2024. By May 2024, we decided to reenter the Cryptocurrency Business and shifted our focus to the Bitcoin market. Our limited operating history in these new business lines may not provide a meaningful basis for you to evaluate our business, financial performance and prospects. It is also difficult to evaluate the viability of our business model because we do not have sufficient experience to address the risks that we may encounter during our business operations. Certain members of our senior management team have worked together for a relatively short period of time and it may be difficult for us to evaluate their effectiveness, on an individual or collective basis, and their ability to address future challenges to our business. Because of our limited operating history, we may not be able to:

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

The relaunch of our cryptocurrency mining business could adversely affect our business, results of operations and financial condition.

We established a new line of business in relation to cryptocurrency mining in 2021 to mitigate the adversary impacts of COVID-19 on our in-flight connectivity business. We generated revenue from the cryptocurrency we earned through our mining activities, which we might hold for our own account and/or sell at prices and times as determined by our executive management team in accordance with our corporate strategy. Our cryptocurrency mining business started to generate revenue in 2021, and we recognized related revenue of $0.2 million, nil and nil in 2022, 2023 and 2024, respectively. On March 19, 2024, we entered into an investor repurchase agreement with Unistar and Northern Shore, pursuant to which we repurchased (1) 596,908 ordinary shares issued to Unistar under the investment agreement dated December 30, 2020, and (2) 710,321 ordinary shares issued to Northern Shore under the investment agreement dated February 4, 2021, each at a per share price at par of US$0.04, for an aggregate consideration of US$52,289.16. In consideration of the repurchase, we transferred 100% of the equity interest of Blockchain Dynamics Limited, a company incorporated under the Laws of Hong Kong which was previously indirectly wholly owned by us to hold the computer servers and to operate related cryptocurrency mining business. In March 2024, we completed the disposal of Blockchain Dynamics Limited. However, by May 2024, recognizing the broad prospects of the global cryptocurrency market, we decided to reenter the Cryptocurrency Business and shifted our focus to the Bitcoin market. On May 30, 2024, we entered into a sales and purchase agreement with an unaffiliated third party for the purchase of 6,218 units of Bitcoin Miner S21. On December 20, 2024, we entered into a Hosting Services Agreement with BTC KZ (“BTC KZ”), a Kazakhstan corporation, (the “Hosting Agreement”), pursuant to which BTC KZ provides hosting services for the Company’s supercomputing servers at its Almaty, Kazakhstan-based data center, including racking, power supply, cooling, and security. On March 17, 2025, we also entered into a non-binding investment letter of intent (the “LOI”) with LLP STH Corp. (“LLP STH”), a Kazakhstan company, for the investment in and construction of a 70MW national grid-powered facility and a 60MW natural gas self-generation facility, both utilizing liquid-cooling technology to enhance operational efficiency and extend equipment lifespan. See “Item 4. Information on The Company-A. History and Development of the Company” for details. The relaunch of our cryptocurrency mining business could cause disruptions in our business, which could have an adverse effect on our business, results of operations and financial condition. As such, the value of your investment in our ADSs could be materially and adversely affected.

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

All of our revenues from continuing operations in 2024 was generated from the provision of air travel media services through the display of advertisements on digital TV screens on airplanes. We expect digital TV screens on airplanes to contribute substantially all of our air travel network revenue and a majority of all our revenue in the foreseeable future. If we cannot successfully generate revenues from our other business, this situation will continue into the foreseeable future. A contraction in air travel media industry in China could therefore have a material adverse effect on our business and results of operations.

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

We derived a significant portion of our revenues from operations in 2024 from one airline company in China. As of the date of this annual report, we have concession rights contracts to place our programs on Air China, which in the aggregate contributed 27% of our revenue from digital TV screens on airplanes in 2024. A material business or flight disruption of any of those airline companies could negatively affect our advertising media on airplanes operated by those companies.

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

A limited number of advertisers historically accounted for a significant portion of our revenues. For the years ended December 31, 2022, 2023 and 2024, three, three and three individual customers each year accounted for over 10% of total revenues.

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

To a large extent, our results of operations are linked to the demand for air travel, which fluctuates greatly from period to period, and is subject to seasonality due to holiday travel and weather conditions. Other factors that may affect our results include:

●	Downturns in the economy. Business travel is one of the primary drivers of the air travel industry and it tends to increase in times of economic growth and decrease in times of economic slowdown. A decrease in air passengers in China could lead to lower advertiser spending on our air travel media network.

●	Plane crashes or other accidents. An aircraft crash or other accident, such as those in 2014 involving certain Asian-based airlines, could create a public perception that air travel is not safe or reliable, which could result in air travelers being reluctant to fly. Significant aircraft delays due to capacity constraints, weather conditions or mechanical problems could also reduce demand for air travel, especially for shorter domestic flights.

●	Adverse effect of the COVID-19 outbreak. As our primary business is to provide in-flight connectivity and contents in the nature of information and entertainment to travelers by air, our results of operations and financial condition have been adversely affected and may continue to be adversely affected by the COVID-19, to the extent that COVID-19 exerts long-term negative impact on the global economy. See “-We face risks related to natural disasters, health epidemics and other outbreaks, such as the COVID-19 outbreak, which could significantly disrupt our operations.”

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

Our acquisition strategy also depends on our ability to obtain necessary government approvals. See “-Risks Related to Doing Business in China-The M&A Rule sets forth complex procedures for acquisitions conducted by foreign investors which could make it more difficult to pursue growth through acquisitions.”

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

If one or more of our senior executives and other key employees were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all. If any of our senior executives and other key employees joins a competitor or forms a competing company, we may lose advertisers, suppliers, key professionals and staff members. Each of our executive officers and other key employees has entered into an employment agreement with us which contains non-competition provisions. However, if any dispute arises between any of our executive officers and other key employees and us, we cannot assure you the extent to which any of these agreements could be enforced in China, where most of these executive officers and other key employees reside. See “-Risks Related to Doing Business in China-Uncertainties with respect to the PRC legal system could limit the legal protections available to us or result in substantial costs and the diversion of resources and management attention.”

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

We have identified material weaknesses in our internal control over financial reporting in the past. If we fail to develop or maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential stockholders could lose confidence in our financial reporting, which would harm our business and the trading price of our securities. In connection with the audit of our consolidated financial statements for the year ended December 31, 2024, our management concluded we had material weaknesses in our internal controls. Despite our continued efforts and the improvement achieved, our management has concluded that we had not maintained effective internal control over financial reporting and disclosure controls and procedures as of December 31, 2024. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses as of December 31, 2024 were related to the weak operating effectiveness and lack of monitoring of controls over financial reporting due to inadequate resources or resources with insufficient experience or training in our financial reporting team, administration team and human resource team. See “Item 15. Controls and Procedures.” Any failure to achieve and maintain effective internal control over financial reporting could negatively affect the reliability of our financial information and reduce investors’ confidence in our reported financial information, which in turn could result in lawsuits being filed against us by our shareholders, otherwise harm our reputation or negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements of the Sarbanes-Oxley Act.

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

Substantially all of our operations are conducted through contractual arrangements with the VIEs in China: AirNet Online, Linghang Shengshi and Iwangfan. As the Foreign-invested Advertising Enterprise Management Regulations, or the Foreign-invested Advertising Regulations, which became effective on October 1, 2008 and has been abolished on June 29, 2015, it permitted 100% foreign ownership of companies that provide advertising services, subject to approval by relevant PRC government authorities. In addition, according to the Special Administrative Measures (Negative List) for Foreign Investment Access (Edition 2024), which became effective on November 1, 2024, the television program production and operation falls into the category of prohibited foreign investment industry, but the advertising business still does not fall into the category of restricted or prohibited foreign investment industry. We believe that these regulations apply to our business and are therefore carrying out the portions of our business that involve the production of non-advertising content through the VIEs. Our wholly owned Hong Kong subsidiary Air Net (China) Limited, or AN China, the 100% shareholder of our three wholly foreign owned subsidiaries in China, has been operating an advertising business in Hong Kong since 2008, and thus it is allowed to directly invest in advertising business in China. In December 2014, we transferred 100% equity interest in Shenzhen Yuehang to AN China to provide advertising services in China directly. In July 2015, Shenzhen Yuehang obtained the approval to include advertising in its scope of business. We, therefore, intend to gradually shift our advertising business to Shenzhen Yuehang to gradually reduce our reliance on the current VIE structure in terms of our advertising business. Our advertising business is currently primarily provided through our contractual arrangements with certain of the VIEs in China. These entities directly operate our air advertising network, enter into concession rights contracts related to our air advertising network and sell advertising time slots and locations to our advertisers. In addition, under current PRC regulations, a foreign entity is prohibited from owning more than 50% of any PRC entity that provides value-added telecommunication services. If we re-run our Wi-Fi business, it might be regarded as value-added telecommunication business. As a result, we would enter into concession rights contracts related to our Wi-Fi business via AirNet Online, which is expected to directly operate this business. We have contractual arrangements with these VIEs pursuant to which we, through Chuangyi Technology, provide technical support and consulting services and other services to these entities. We also have VIE agreements with the VIEs and each of their existing individual shareholders (except Lin Wang) that provide us with the substantial ability to control these entities. For a description of these contractual arrangements, see “Item 4. Information on the Company-C. Organizational Structure” and “Item 7. Major Shareholders and Related Party Transactions-B. Related Party Transactions-Contractual Arrangements.”

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

In the opinion of Beijing DOCVIT Law Firm, our PRC counsel, except as described in this annual report, the contractual arrangements between Chuangyi Technology and the VIEs do not violate existing PRC laws and regulations, and in each case governed by PRC law, are (1) valid and legally binding on each party thereto, and (2) enforceable in accordance with the terms thereof, subject as to enforceability to applicable bankruptcy, insolvency, moratorium, reorganization and similar laws affecting creditors’ rights generally, the discretion of relevant government agencies in exercising their authority in connection with the interpretation and implementation thereof and the application of relevant PRC laws and policies thereto, and to general equity principles. However, some uncertainties regarding the interpretation and application of current or future PRC laws and regulations could limit our ability to enforce these contractual arrangements and if the shareholders of the VIEs were to reduce their interest in us, their interests may diverge from ours and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIEs not to pay the service fees when required to do so.

Our ability to control the VIEs also depends on the power of attorney Chuangyi Technology has to vote on all matters requiring shareholder approval in the VIEs. As noted above, we believe this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

In addition, if the PRC government were to find that the VIE arrangements do not comply with PRC governmental restrictions on foreign investment or any other existing PRC laws and regulations, or if these regulations change or are interpreted differently in the future, the PRC government could:

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

While we do not believe that any penalties imposed or actions taken by the PRC government would result in the liquidation of us, Chuangyi Technology, or the VIEs, the imposition of any of these penalties may result in a material and adverse effect on our ability to conduct our business. In addition, if the imposition of any of these penalties causes us to lose the power to direct the activities of consolidated affiliated entities that most significantly impact consolidated affiliated entities’ economic performance or our right to receive substantially all of the benefits from consolidated affiliated entities, we would no longer be able to consolidate such consolidated affiliated entities. As a result, in the event that the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, we may be unable to assert contractual control over the assets of the VIEs, and the value of our securities may significantly decline or be worthless.

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

Certain of our directors and officers are shareholders in the VIEs, namely AirNet Online, Linghang Shengshi, and Iwangfan. Mr. Man Guo, our chairman, interim chief financial officer and former chief executive officer, in addition to holding 48.63% in our company, also directly and indirectly holds approximately 80.00% of AirNet Online, 86.9193% of Linghang Shengshi and 90.00% of Iwangfan. Mr. Qing Xu, our executive president and former director, in addition to holding 0.17% of our company, also directly and indirectly holds approximately 15.00% of AirNet Online, and 12.9954% of Linghang Shengshi. In addition, Mr. Guo is a director of AirNet Online and Iwangfan, the general manager of Linghang Shengshi, and the legal representative of AirNet Online; Mr. Xu is a director of Linghang Shengshi, the general manager and legal representative of Iwangfan. For these directors and officers, their fiduciary duties toward our company under Cayman Islands law, i.e., to act honestly, in good faith and with a view to our best interests, may conflict with their roles in the VIEs, as what is in the best interest of the VIEs may not be in the best interests of our company or the unaffiliated public shareholders of our company.

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

Certain provisions in the contractual agreements between Chuangyi Technology and the VIEs do impose limits on the rights of the shareholders of the VIEs. For example, each of the existing individual shareholders of the VIEs (except Lin Wang) has signed an irrevocable power of attorney authorizing the person designated by Chuangyi Technology to exercise its rights as shareholder, including the voting rights, the right to enter into legal documents and the right to transfer its equity interest in the VIEs. However, we cannot assure you that when conflicts of interest arise that each of the VIEs and its respective shareholders will act completely in our interests or that conflicts of interests will be resolved in our favor, or that the above contractual provisions would be sufficient protection for us in the event that shareholders of the VIEs fail to perform under their contracts with Chuangyi Technology. In any such event, we would have to rely on legal remedies under PRC law, which may not be effective. See “-We rely on contractual arrangements with the VIEs and their shareholders for a substantial portion of our China operations, which may not be as effective as direct ownership in providing operational control” and “Item 7. Major Shareholders and Related Party Transactions-B. Related Party Transactions-Contractual Arrangements.”

We rely on contractual arrangements with the VIEs and their shareholders for a substantial portion of our China operations, which may not be as effective as direct ownership in providing operational control.

We rely on contractual arrangements with AirNet Online, Linghang Shengshi, and Iwangfan to operate our business. For a description of these arrangements, see “Item 4. Information on the Company-C. Organizational Structure” and “Item 7. Major Shareholders and Related Party Transactions-B. Related Party Transactions-Contractual Arrangements.” These contractual arrangements may not be as effective as direct ownership in providing control over the VIEs. Under these contractual arrangements, if the VIEs or their shareholders fail to perform their respective obligations, we may have to incur substantial costs and resources to enforce such arrangements and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief and claiming damages, and we may not be successful.

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

Furthermore, on February 17, 2023, the CSRC released the Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. According to the Overseas Listing Trial Measures, among other requirements, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures with the CSRC; if a domestic company fails to complete the filing procedures, such domestic company may be subject to administrative penalties; and (2) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and such filings shall be submitted to the CSRC within three business days after the submission of the overseas offering and listing application. On the same day, the CSRC also held a press conference for the release of the Overseas Listing Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which clarifies that, among others, the domestic companies that have already been listed overseas on or before March 31, 2023 shall be deemed as existing issuers, and while existing issuers are not required to complete the filing procedures immediately, they shall be required to file with the CSRC upon the occurrence of certain subsequent matters, including but not limited to follow-on offerings, secondary listings and going private transactions. Such requirements could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or, in extreme cases, become worthless. We believe we are not required to obtain such approval for our initial public offering on November 7, 2007 because such offering made was before the enactment of the Overseas Listing Trial Measures; however, we will be obligated to obtain approvals with the CSRC for our future offerings. If we cannot obtain such approvals or the CSRC rescind our approvals, we may not continue to offer securities to investors and cause the value of our securities to significantly decline or, in extreme cases, become worthless. See “-The filing procedure with the CSRC shall be fulfilled and the approval of other PRC government authorities may be required in connection with our future offshore offering under PRC law, and, we cannot predict whether or for how long we will be able to complete the filing procedure with the CSRC and obtain such approval or complete such filing, if required.”

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

On December 28, 2021, the CAC and other 12 PRC regulatory authorities jointly revised and promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022. Pursuant to the Cybersecurity Review Measures, network platform operators holding personal information of over one million users shall apply for a cybersecurity review before going to list abroad. It also provides that critical information infrastructure operators purchasing network products and services and data processors carrying out data processing activities, which affect or may affect national security, shall apply for cybersecurity review to the cyberspace administrations in accordance with the provisions thereunder. See “Item 4.Information on the Company-B. Business Overview-Regulations-Regulations on Data Privacy and Cybersecurity.” As of the date of this annual report, we have not been involved in any investigations on cybersecurity review initiated by the CAC or related governmental regulatory authorities, nor have we received any inquiry, notice, warning, or sanction in such respect. Based on the opinion of our PRC legal counsel, Beijing DOCVIT Law Firm, we are not required to file an application for the cybersecurity review by the CAC for our previous issuance of securities to foreign investors as of the date of this annual report because (1) we are not in the industry or business operation that involves critical information infrastructure operation, nor do we operate as a network platform operator engaging in relevant data processing activities which affect or may affect national security of the PRC; (2) we are not in possession of personal information of over one million users and it is also very unlikely that it will reach such threshold in the near future; and (3) as of the date of this annual report, we have not received any notice or determination from applicable PRC governmental authorities identifying us as a critical information infrastructure operator or a network platform operator engaging in relevant data processing activities which affect or may affect national security of the PRC. We will closely monitor the rule-making process and will assess and determine whether we are required to apply for the cybersecurity review.

Network Data Regulations were promulgated by the State Council on September 24, 2024, and became effective as of January 1, 2025. The Network Data Regulations restates and further specifies the legal requirements for personal information, important data, cross-border data transfer, network platform services, and data security. Among others, network data handlers engaging in data processing activities that affect or may affect national security must be subject to network data security review by the relevant cyberspace administration of the PRC. Any failure to comply with such requirements may subject us to, among others, suspension of services, fines, revoking relevant business permits or business licenses and penalties.

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

On September 6, 2024, the NDRC and MOFCOM jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (Edition 2024), which became effective on November 1, 2024. Pursuant to the Negative List (Edition 2024), if a company in China engaging in the prohibited business stipulated in the Negative List (Edition 2024) seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. The foreign investors of the issuer shall not be involved in the company’s operation and management, and their shareholding percentages shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors. As the Negative List (Edition 2024) is relatively new, there remain substantial uncertainties as to the interpretation and implementation of these new requirements, and we may have difficulty in understanding or predicting that whether and to what extent listed companies like us will be subject to these new requirements. If we are required to comply with these requirements and fail to do so on a timely basis, if at all, our business operation, financial condition and business prospect may be adversely and materially affected.

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

Our financial statements contained in the annual report on Form 20-F for the fiscal year ended December 31, 2024 have been audited by Assentsure PAC, an independent registered public accounting firm that is headquartered and located in Singapore. Assentsure PAC has been inspected by the PCAOB on a regular basis and is currently not among the PCAOB registered public accounting firms headquartered in mainland China and Hong Kong that are subject to the determinations announced by the PCAOB on December 16, 2021 of having been unable to inspect or investigate completely. However, as the PRC Securities Law requires approval from the relevant PRC authorities for inspection of any audit working papers in China by foreign authorities, the audit working papers of our financial statements may not be inspected by the PCAOB, since the audit work was carried out by Assentsure PAC with the collaboration of their China-based offices and the PCAOB has not obtained such requisite approval.

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

Our revenues and expenses are mainly denominated in Renminbi. We may need to convert a portion of our revenues into other currencies to meet our foreign currency obligations, including, among others, payments of dividends declared, if any, in respect of our ordinary shares or ADSs. Under China’s existing foreign exchange regulations, Chuangyi Technology, Shenzhen Yuehang and Xi’an Shengshi are able to pay dividends in foreign currencies, without prior approval from the State Administration of Foreign Exchange, or the SAFE, by complying with certain procedural requirements. However, we cannot assure you that the PRC government will not take measures in the future to restrict access to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to utilize cash held in mainland China or generated by a PRC entity to fund our operations outside of mainland China or pay dividends in foreign currencies to our shareholders, including holders of the ADSs. Although currently there are no equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, our subsidiaries in Hong Kong (including currency conversion), if certain restrictions or limitations in mainland China were to become applicable to cash transfers in and out of Hong Kong entities (including currency conversion) in the future, the funds in our subsidiaries in Hong Kong, likewise, may not be available to meet our currency demand. To the extent cash and/or assets in our business is in mainland China or Hong Kong or a mainland China and/or Hong Kong entity, the funds and/or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong, including that, specifically, due to interventions in or the imposition of restrictions and limitations on the ability of our, our subsidiaries or the consolidated VIEs by the PRC government to transfer cash and/or assets.

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

Certain measures promulgated by the People’s Bank of China on foreign exchange for individuals set forth the respective requirements for foreign exchange transactions by PRC individuals under either the current account or the capital account. Implementing rules for these measures were promulgated by the SAFE which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen’s participation in the employee stock ownership plans or stock option plans of an overseas publicly-listed company. The SAFE also promulgated rules under which PRC citizens who are granted stock options by an overseas publicly-listed company are required, through a PRC agent or PRC subsidiary of such overseas publicly-listed company, to register with the SAFE and complete certain other procedures. We and our PRC employees who have been granted stock options are subject to these rules, and we are in the process of completing the required registration and procedures, but the application documents are subject to the review and approval of SAFE, and we can make no assurance as to when the registration and procedures could be completed. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and legal sanctions. See “Item 4. Information on the Company-B. Business Overview-Regulation-SAFE Regulations on Offshore Investment by PRC Residents and Employee Stock Options.”

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

We have been and will be possibly subject to a variety of claims and lawsuits. See “Item 8. Financial Information-A. Consolidated Statements and Other Financial Information-Legal Proceedings.” This litigation and other claims that may be made against us from time to time are subject to inherent uncertainties. Adverse outcomes in one or more of those claims may result in significant monetary damages or injunctive relief that could adversely affect our ability to conduct our business. A material adverse impact on our financial statements also could occur for the period in which the effect of an unfavorable final outcome becomes probable and reasonably estimable.

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

After consulting with our PRC counsel, we do not believe that our holding company and other overseas subsidiaries should be deemed PRC resident enterprises as, among other things, certain of our company’s key assets and records, including register of members, board resolutions and shareholder resolutions, are located and maintained outside of the PRC, and we also hold our board and board committee meetings outside of the PRC from time to time. However, we have been advised by our PRC counsel, Beijing DOCVIT Law Firm, that because there remains uncertainty regarding the interpretation and implementation of the EIT Law and EIT Implementation Rules, it is uncertain whether we will be deemed a PRC resident enterprise. If the PRC authorities were to subsequently determine, or any further regulations provide, that we should be treated as a PRC resident enterprise, we would be subject to a 25% EIT on our global income. To the extent our holding company earns income outside of China, a 25% EIT on our global income may increase our tax burden and could adversely affect our financial condition and results of operations.

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

On February 3, 2015, the SAT issued the Announcement on Several Issues concerning the Enterprise Income Tax on Indirect Transfers of Properties by Non-Resident Enterprises, or Public Notice 7, to supersede tax rules in relation to the Indirect Transfer of Shares under the original SAT Circular 698. Public Notice 7 covers transactions involving not only Indirect Transfer of Shares as set forth under SAT Circular 698 but also transactions involving an overseas company’s indirect transfer of other property or assets (such as real properties) located in China (collectively, ’‘PRC Taxable Properties’’) through transfer of shares of an offshore intermediary company. Pursuant to Public Notice 7, in the event that non-residential enterprises indirectly transfer PRC Taxable Properties without reasonable commercial purposes in order to evade PRC enterprise income tax, such indirect transfer will be deemed as direct transfer of PRC Taxable Properties and, therefore, be subject to PRC enterprise income tax. In addition, Public Notice 7 provides clearer criteria on how to assess reasonable commercial purposes and allows for safe harbor scenarios applicable to internal group restructurings. Under Public Notice 7, subject to certain exceptions such as internal group restructurings and purchase and sale of shares of the same publicly-listed oversea enterprise in a public securities market, an indirect transfer of PRC Taxable Properties shall be directly deemed as having no reasonable commercial purposes if the following circumstances are satisfied: (1) more than 75% of the value of overseas enterprises’ shares directly or indirectly comes from PRC Taxable Properties; (2) at any time within one year before the indirect transfer of PRC Taxable Properties, more than 90% the total amount of overseas enterprises’ assets (excluding cash) are directly or indirectly constituted by their investment within the PRC, or within one year before the indirect transfer of PRC Taxable Properties, more than 90% of the overseas enterprises’ income directly or indirectly derive from the PRC; (3) the overseas enterprises and their controlling enterprises, which directly or indirectly hold PRC Taxable Properties, cannot justify the economic substance of the corporate structure; and (4) overseas tax payment regarding indirect transfer of PRC Taxable Properties is lower than PRC tax payment regarding direct transfer of PRC Taxable Properties. Public Notice 7 also brings uncertainties to the offshore transferor and transferee of the indirect transfer of PRC Taxable Properties as they have to make self-assessment on whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly. As a result, where non-resident investors were involved in our private equity financing or share transfer of our company between two or more offshore parties, if such transactions were determined by the tax authorities to lack reasonable commercial purpose, we and our non-resident investors may become at risk of being taxed under Circular 37 and Public Notice 7 and may be required to expend valuable resources to comply with Circular 37 and Public Notice 7 or to establish that we should not be taxed under Circular 37 and Public Notice 7, which may have an adverse effect on our financial condition and results of operations.

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

Shareholder claims or regulatory investigations that are common in jurisdictions outside China are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States or other jurisdictions may not be efficient in the absence of a mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC, and without the consent by the Chinese securities regulatory authorities under the State Council and the relevant competent departments under the State Council, no entity or individual may provide documents or materials related to securities business to any foreign party. While detailed interpretation of or implementation rules under Article 177 has yet to be promulgated, the inability of an overseas securities regulator to directly conduct investigation or evidence collection activities within China and the potential obstacles for information provision may further increase difficulties you face in protecting your interests. See “-You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law, conduct substantially all of our operations in China and most of our directors and officers reside outside the United States” for risks associated with investing in us as a Cayman Islands company.

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

In addition, we conduct substantially all of our business operations in China, and substantially all of our directors and senior management are based in China. The SEC, U.S. Department of Justice and other authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies and non-U.S. persons, including company directors and officers, in certain emerging markets, including China. Additionally, our public shareholders may have limited rights and few practical remedies in emerging markets where we operate, as shareholder claims that are common in the United States, including class action securities law and fraud claims, generally are difficult or impossible to pursue as a matter of law or practicality in many emerging markets, including China. For example, in China, there are significant legal and other obstacles for the SEC, the DOJ and other U.S. authorities to obtaining information needed for shareholder investigations or litigation. Although the competent authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, the regulatory cooperation with the securities regulatory authorities in the United States has not been efficient in the absence of a mutual and practical cooperation mechanism. In China, without the consent of the Chinese securities regulatory authorities under the State Council and the relevant competent departments under the State Council, no organization or individual may provide the documents and materials relating to securities business activities to foreign securities regulators. See “-It may be difficult for overseas regulators to conduct investigations or collect evidence within China.”

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

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. Effective on December 9, 2022, we consolidated every forty of the authorized (whether issued or unissued) shares of each class of par value of US$0.001 each in the capital of our company into one share of the same class of par value of US$0.04 each, or the Share Consolidation. Upon the Share Consolidation, the ratio of our American Depositary Receipts representing ordinary shares of our company was amended from one ADS representing 10 ordinary shares to one ADS representing one ordinary share. During the year of 2024, the trading prices of our ADSs on the Nasdaq Capital Market ranged from $0.26 to $2.90 per ADS, and the last reported trading price on December 31, 2024 was $0.475 per ADS. The aforementioned trading prices have not been adjusted for the ADS ratio change. The price of our ADSs may fluctuate in response to a number of events and factors including, changes in the economic performance or market valuations of other advertising companies, conditions in the air travel media industry and the sales or perceived potential sales of additional ordinary shares or ADSs.

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

We received two notification letters from Nasdaq on September 18, 2024 indicating that (1) the Company is no longer in compliance with the minimum bid price requirement (“Bid Price Requirement”) set forth in Rule 5550(a)(2) of the Nasdaq Listing Rules as the Company’s closing bid price per American depositary share (“ADS”), each representing one ordinary share of the Company, has been below $1.00 for a period of 30 consecutive business days, and (2) the Company is no longer in compliance with Rule 5550(a)(5) of the Nasdaq Listing Rules for continued listing due to its failure to maintain a minimum Market Value of Publicly Held Shares (“MVPHS”) of US$1.0 million for a period of 30 consecutive business days. As determined by Nasdaq, we had until March 17, 2025 to regain compliance with Nasdaq’s minimum bid price and minimum MVPHS requirements.

We received a notification letter from the Listing Qualifications Department of Nasdaq on November 12, 2024 notifying the Company that it has regained compliance with the MVPHS requirement. We have also received a notification letter from Nasdaq notifying that we have been granted an additional 180-day grace period, until September 15, 2025, to regain compliance with the Bid Price Requirement.

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

Certain principal shareholders hold a substantial percentage of the outstanding shares of our company. For example, as of April 15, 2025, our principal shareholder, Mr. Man Guo, along with his wife, Ms. Dan Shao, beneficially owned approximately 25% of our outstanding ordinary shares. Mr. Guo and other principal shareholders of our company could exert substantial influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

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

In general, a non-U.S. corporation will be considered a passive foreign investment company, or a PFIC, for any taxable year if either (1) 75% or more of its gross income for such year consists of certain types of “passive” income or (2) 50% or more of the average quarterly value of its assets (as generally determined on the basis of fair market value or adjusted basis) during such year produce or are held for the production of passive income. For purposes of the income test, “gross income” generally consists of sales revenues less the cost of goods sold, together with income from investments and from other sources, and “passive income” generally includes, among other things, dividends, interest, rents, royalties, gains from the disposition of passive assets and foreign currency gains, other than with respect to any foreign currency transaction directly related to the business needs of a non-U.S. corporation. However, under applicable Internal Revenue Service guidance (which is not binding precedent), it is unclear how companies, like us, with negative gross revenue, are treated or if our foreign currency gains would be treated as non-passive income for PFIC purposes. Assuming that our foreign currency gains are treated as non-passive income and that we are permitted to use gross loss to offset our passive income, and based on the composition and characterization of our assets and income, we believe it is reasonable to take a position that we were not classified as a PFIC for the taxable year ended December 31, 2024. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the Internal Revenue Service, or the IRS, will not challenge our determination in this regard or that we will not be classified as a PFIC for the current taxable year or future taxable years. The value of the assets of our Parent for purposes of the PFIC determination will generally be determined by reference to the market price of the ADSs, which has and could continue to fluctuate significantly. Accordingly, we may become classified as a PFIC for our current taxable year ending December 31, 2024 and future taxable years if the market price of our ADSs does not increase or continues to decline and/or we do not invest a substantial amount of cash and other passive assets we hold in assets that produce or are held for the production of non-passive income. In addition, if we do not generate material active income for PFIC purposes, we may become classified as a PFIC for the current and future taxable years. The IRS, may challenge the classification of our income or our assets in this regard. Further, for the period that we are treated as a “controlled foreign corporation” (see “-If a U.S. Holder is treated as owning at least 10% of our ordinary shares, such U.S. Holder may be subject to adverse U.S. federal income tax consequences.”), the value of the assets owned by our subsidiaries and the VIEs will be determined by reference to the adjusted tax basis of such assets for U.S. federal income tax purposes, which could increase the likelihood that such periods. Further, the disposal of Blockchain Dynamics Limited in March 2024 may cause us to become a PFIC for the current taxable year. See “Item 4. Information on The Company-A. History and Development of the Company” for further information. Because of these uncertainties, there can be no assurance that we were not classified as a PFIC for our taxable year ended December 31, 2024, or we will not be classified as a PFIC for the current taxable year or in future taxable years.

If we were to be classified as a PFIC in any taxable year, a U.S. Holder (as defined in Item 10. Additional Information-E. Taxation-U.S. Federal Income Taxation) who held our ADSs or ordinary shares during such year may incur significantly increased U.S. income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules. Furthermore, a U.S. Holder will generally be treated as holding an equity interest in a PFIC in the first taxable year of the U.S. Holder’s holding period in which we become a PFIC and subsequent taxable years even if, we, in fact, cease to be a PFIC in subsequent taxable years. Accordingly, a U.S. Holder of our ADSs or ordinary shares is urged to consult its tax advisor concerning the U.S. federal income tax consequences of an investment in our ADSs or ordinary shares, including the possibility of making a “mark-to-market” election. For more information, see “Item 10. Additional Information-E. Taxation-U.S. Federal Income Taxation.”

If a U.S. Holder is treated as owning at least 10% of our ordinary shares, such U.S. Holder may be subject to adverse U.S. federal income tax consequences.

If a U.S. Holder (as defined below in “Item 10. Additional Information-E. Taxation-U.S. Federal Income Taxation.”) is treated as owning, directly, indirectly or constructively, at least 10% of the value or voting power of our ordinary shares (directly or in the form of ADSs representing our ordinary shares), such U.S. Holder may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our corporate group, if any. Generally, a non-U.S. corporation is considered as a controlled foreign corporation if more than 50% of its voting stock or 50% of its value of is owned (directly, indirectly or constructively) by United States shareholders. We believe we were likely classified as a controlled foreign corporation for a portion of the taxable year ended December 31, 2024. Further if our corporate group includes one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries could be treated as controlled foreign corporations, regardless of whether we are treated as a controlled foreign corporation. A United States shareholder of a controlled foreign corporation may be required to annually report and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist our investors in determining whether any of our non-U.S. subsidiaries are treated as a controlled foreign corporation or whether such investor is treated as a United States shareholder with respect to any of such controlled foreign corporations. Further, we cannot provide any assurances that we will furnish to any United States shareholder information that may be necessary to comply with the reporting and tax paying obligations described in this risk factor. U.S. Holders should consult their tax advisors regarding the potential application of these rules to their investment in our ordinary shares or ADSs.

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

In conjunction with the realignment of our business to further develop the in-flight connectivity business, our shareholders resolved to change our name from “AirMedia Group Inc.” to “AirNet Technology Inc.” in an extraordinary general meeting on May 27, 2019.

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

On March 19, 2024, we entered into an investor repurchase agreement with Unistar and Northern Shore, pursuant to which we repurchased (1) 596,908 ordinary shares issued to Unistar under the investment agreement dated December 30, 2020, and (2) 710,321 ordinary shares issued to Northern Shore under the investment agreement dated February 4, 2021, each at a per share price at par of US$0.04, for an aggregate consideration of US$52,289.16. In consideration of the repurchase, we transferred 100% of the equity interest of Blockchain Dynamics Limited, a company incorporated under the Laws of Hong Kong which was previously indirectly wholly owned by us to hold the computer servers and to operate related cryptocurrency mining business. In March 2024, we completed the disposal of Blockchain Dynamics Limited. As such, cryptocurrency mining business was presented as discontinued operation in the consolidated financial statement for the years ended December 31, 2024, 2023 and 2022, respectively.

However, by May 2024, recognizing the broad prospects of the global cryptocurrency market, we made a strategic decision to reenter the Cryptocurrency Business to capture emerging market opportunities, shifting our focus to the Bitcoin market, using dedicated ASIC miners. On May 30, 2024, we entered into a sales and purchase agreement with an unaffiliated third party for the purchase of 6,218 units of Bitcoin Miner S21. The aggregate purchase price for these miners is approximately RMB177.2 million. The transaction is subject to the completion of the requisite corporate and other approvals and customary closing conditions.

On December 20, 2024, we entered into a Hosting Services Agreement with BTC KZ (“BTC KZ”), a Kazakhstan corporation, (the “Hosting Agreement”), pursuant to which BTC KZ provides hosting services for the Company’s supercomputing servers at its Almaty, Kazakhstan-based data center, including racking, power supply, cooling, and security. The Company pays a primary fee of $0.07 per kWh of electricity consumed, plus a $0.002 per kWh maintenance fee. A refundable deposit of $1.5 million was paid to BTC KZ. The Hosting Agreement has a one-year term from the servers’ activation date, with options for renewal. The arrangement ensures operational stability, mutual indemnities, and confidentiality protections, with disputes governed by Hong Kong law and resolved through HKIAC arbitration. As of the date of this report, we have mined an aggregate of 69.56 units of BTC from our hosted supercomputing servers in Kazakhstan.

On March 17, 2025, we also entered into a non-binding investment letter of intent (the “LOI”) with LLP STH Corp. (“LLP STH”), a Kazakhstan company, for the investment in and construction of a 70MW national grid-powered facility and a 60MW natural gas self-generation facility, both utilizing liquid-cooling technology to enhance operational efficiency and extend equipment lifespan. We shall complete a full legal and business due diligence of LLP STH to the satisfaction of the board of directors of the Company before entering into a definitive written agreement.

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

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC and state the address of that site (http://www.sec.gov). We will also post this annual report on Form 20-F, along with other press releases, on our website at http://ir.airnetgroup.cn. For more information, please refer to the SEC’s website and our website.

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

We have a broad base of international and domestic advertisers in various industries. In each of 2022, 2023 and 2024, advisors from one industry, which is automobiles, accounted for more than 10% of our total revenues from continuing operations. There were three, three and three of our customers each year accounted for more than 10% of our total revenues for 2022, 2023 and 2024.

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

Substantially all of the advertisements on our network are provided by our advertisers. All of the advertising content displayed on our advertising network is reviewed by us to ensure compliance with PRC laws and regulations. See “-Regulation-Regulation of Advertising Services-Advertising Content.” We update advertising content for our programs played on digital TV screens on airplanes on a monthly basis. A majority of the non-advertising content played on our network is provided by third-party content providers such as Dragon TV, the Travel Channel and various satellite and cable television stations and television production companies. In January 2014, we entered into a strategic partnership with China Radio International Oriental Network (Beijing) Co., Ltd, which manages the internet TV business of China International Broadcasting Network, to operate the CIBN-AirNet channel to broadcast network TV programs to air travelers in China.

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

We compete for advertisers primarily on the basis of location, price, program quality, range of services offered and brand recognition. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Business-We face significant competition in the PRC advertising industry, and if we do not compete successfully against new and existing competitors, we may lose our market share, and our profits may be reduced.”

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

Company Law

The formation, operation, and management of corporate entities in China is governed by the PRC Company Law, which was promulgated by the SCNPC on December 29, 1993 and became effective on July 1, 1994. The latest amendment of the PRC Company Law is dated December 29, 2023 (“Company Law (2023)”), which became effective on July 1, 2024. The PRC Company Law defines a “company” as a limited liability company or a joint stock limited company, both of which have the status of an enterprise legal person, and the liability of shareholders of a limited liability company or a joint stock limited company is limited to the amount of their capital contributions or shareholdings. Company Law (2023) further governs the formation, dissolution, organizational structure, capitalization, and social responsibility of a company, as well as the duties of officers and shareholders. Pursuant to Company Law (2023), all registered capital of a PRC limited liability company subscribed to by a shareholder must be fully paid for by such shareholder within five years from the date of the formation of the limited liability company, unless applicable laws.

Limitations on Foreign Ownership in the Advertising Industry

Investment activities in the PRC by foreign investors are principally governed by the Catalogue of Industries for Encouraged Foreign Investment (2022 Edition) and the Special Administrative Measures for Access of Foreign Investment (Negative List) (Edition 2024). The Catalogue of Industries for Encouraged Foreign Investment (2022 Edition) and the Special Administrative Measures for Access of Foreign Investment (Negative List) (Edition 2024) classified the foreign-invested industries into two categories, namely (1) encouraged industries and (2) industries within the catalogue of special administrative measures. As updated and clarified by the Special Administrative Measures for Access of Foreign Investment (Negative List) (Edition 2024), industries within the catalogue of special administrative measures are further divided into two sub-categories: “restricted” industries and “prohibited” industries. Unless otherwise prescribed by the PRC laws, industries which are not set out in the Catalogue of Industries for Encouraged Foreign Investment (2022 Edition) and the Special Administrative Measures for Access of Foreign Investment (Negative List) (Edition 2024) are permitted foreign-invested industries. Applicable regulations and approval requirements vary based on the different categories. Investments in the PRC by foreign investors through wholly foreign-owned enterprises must be in compliance with the applicable regulations, and such foreign investors must obtain governmental approvals as required by these regulations.

According to the Catalogue of Industries for Encouraged Foreign Investment (2022 Edition) and the Special Administrative Measures for Access of Foreign Investment (Negative List) (Edition 2024), the television program production and operation falls into the category of prohibited foreign investment industry, but the advertising industry is not listed in the Catalogue of Industries for Encouraged Foreign Investment (2020 Edition) or the Special Administrative Measures for Access of Foreign Investment (Negative List) (Edition 2024). As such, the advertising industry does not fall into the category of restricted or prohibited foreign investment industry.

In 2021, 2022 and 2023 and up to the date of this annual report, our advertising business is mainly conducted through contractual arrangements with the VIEs in China, including AirNet Online, Linghang Shengshi and Iwangfan.

In addition, according to the Special Administrative Measures for Access of Foreign Investment (Negative List) (Edition 2024), a foreign entity is prohibited from owning more than 50% of any PRC entity that provides value-added telecommunication services. If we re-run our Wi-Fi business, it might be regarded as value-added telecommunication business. As a result, we would enter into concession rights contracts related to our Wi-Fi business via AirNet Online, which is expected to directly operate this business.

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

See “Item 4. Information on the Company-C. Organizational Structure” and “Item 7. Major Shareholders and Related Party Transactions-B. Related Party Transactions-Contractual Arrangements.”

In the opinion of our PRC legal counsel, Beijing DOCVIT Law Firm, save as described in this annual report, the contractual arrangements between Chuangyi Technology and the VIEs do not violate existing PRC laws and regulations, and in each case governed by PRC law, are (1) valid and legally binding on each party thereto, and (2) enforceable in accordance with the terms thereof, subject as to enforceability to applicable bankruptcy, insolvency, moratorium, reorganization and similar laws affecting creditors’ rights generally, the discretion of relevant government agencies in exercising their authority in connection with the interpretation and implementation thereof and the application of relevant PRC laws and policies thereto, and to general equity principles.

We have been advised by our PRC legal counsel, however, that there are some uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities will not in the future take a view that is contrary to the opinion of our PRC legal counsel. We have been further advised by our PRC counsel that if the PRC government determines that the contractual arrangements do not comply with PRC government restrictions on foreign investment, we could be subject to certain penalties. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Corporate Structure-If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with PRC governmental restrictions on foreign investment, our business could be materially and adversely affected.”

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

On September 6, 2024, the NDRC and the MOFCOM, jointly issued the Special Administrative Measures (Negative List), effective from November 1, 2024. Pursuant to the Negative List, if a domestic company engaging in the prohibited business stipulated in the Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors. According to the public responses of relevant officials from the NDRC and the MOFCOM to the reporters’ questions regarding the Negative List, no reduction shareholding percentage of foreign investor is required with respect to those existing enterprises listed overseas, the percentage of foreign shareholding of which have exceeded the stipulated threshold before the promulgation of the Negative List.

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

See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Business-Dividends payable to us by our wholly-owned operating subsidiaries may be subject to PRC withholding taxes, or we may be subject to PRC taxation on our worldwide income, and dividends distributed to our investors may be subject to more PRC withholding taxes under the PRC tax law.”

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

Network Data Regulations were promulgated by the State Council on September 24, 2024, and became effective as of January 1, 2025. The Network Data Regulations restates and further specifies the legal requirements for personal information, important data, cross-border data transfer, network platform services, and data security. Among others, network data handlers engaging in data processing activities that affect or may affect national security must be subject to network data security review by the relevant cyberspace administration of the PRC. Any failure to comply with such requirements may subject us to, among others, suspension of services, fines, revoking relevant business permits or business licenses and penalties.

On July 7, 2022, the CAC promulgated the Security Assessment Measures which took effect on September 1, 2022. Pursuant to the Security Assessment Measures, a data processor shall apply to competent authorities for security assessment prior to transferring any data abroad if the transfer involves (i) important data; (ii) personal information transferred overseas by a critical information infrastructure operator and a data processor that has processed personal information of more than one million individuals; (iii) personal information transferred overseas by a data processor who has already provided personal information of 100,000 persons or sensitive personal information of 10,000 persons overseas since January 1 of the previous year; or (iv) other circumstances as requested by the CAC.

On March 22, 2024, CAC published the Provisions on Promoting and Regulating Cross-border Data Flows, which took effective on the same date. The provisions provide several exemptions from undergoing data security assessment, obtaining personal information protection certification or entering into standard contract for outbound transfer of personal information for businesses. These exemptions include, among others, the scenario where a data processor, other than a CIIO, has cumulatively transferred overseas personal information, excluding sensitive personal information, of fewer than 100,000 individuals since January 1 of the current year. A data processor intending to implement outbound data transfer under the following circumstances should apply for security assessment to the CAC: (i) a CIIO intending to provide personal information or important data abroad; or (ii) a data processor that is not a CIIO intending to provide important data abroad, or has since January 1 of the current year cumulatively provided personal information (excluding sensitive personal information) of over one million individuals, or sensitive personal information of over 10,000 individuals, abroad. The provisions also explicitly state that data processors are not required to conduct data security assessment for cross-border transfer of important data if the data has not been notified or published as important data by relevant departments or regions. In addition, for any data processors other than the CIIOs who have since January 1 of the current year cumulatively provided personal information (excluding sensitive personal information) of over 100,000 and less than one million individuals, or sensitive personal information of less than 10,000 individuals abroad, should execute a standard contract for outbound transfer of personal information with the recipient abroad or pass the certification for personal information protection.

Furthermore, on March 22, 2024, the CAC promulgated the Guide to Applications for Security Assessment of Outbound Data Transfers (Second Edition), which provides that any of the following circumstances is deemed as the act of outbound data transfers: (i) a data processor transfers abroad the data collected and generated from its operation within the territory of China; (ii) the data collected and generated by the data processor is stored within the territory of China, allowing inquiry, retrieval, download and export by overseas agencies, organizations or individuals; and (iii) other data handling activities such as handling of the personal information of domestic natural persons abroad under the circumstances specified in Paragraph 2 of Article 3 of the Personal Information Protection Law.

On 12 February 2025, the CAC promulgated the Administrative Measures for Personal Information Protection Compliance Audits, or the Audits Administrative Measures, which will become effective on May 1, 2025. The Audits Administrative Measures provided that any personal information handler handling the personal information of more than 10 million people shall carry out the personal information protection compliance audits at least once every two years. For a personal information handler who falls under any of the following circumstances, the cyberspace administration of China and other authorities performing responsibilities of personal information protection (hereinafter collectively referred to as the "protection authorities" in short) may require the personal information handler to entrust a specialized agency with the compliance audit of its personal information handling activities: (i) Where its personal information handling activities involve relatively large risks such as serious impact on personal rights and interests or serious lack of security measures; (ii) Where its personal information handling activities may infringe upon the rights and interests of many people; or (iii) Where a personal information security incident occurs, resulting in the divulgence, tampering with, loss or damage of the personal information of more than one million people or the sensitive personal information of more than 100,000 people. For the same personal information security incident or risk, it is not allowed to repeatedly require the personal information handler concerned to entrust a specialized agency with the personal information protection compliance audits.

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

C. Organizational Structure

The following diagram illustrates our principal subsidiaries, VIEs and VIEs’ subsidiaries as of the date of this annual report:

Air Net Technology Inc. (Cayman Islands)
100%
ROBUST ACHIEVEMENT LIMITED (HK)
100%
Broad Cosmos Enterprises Ltd. (BVI)
100%
Air Net International Limited (BVI)
100%
Air Net (China) Limited (HK)
100%
AirNet Technology Ohio Inc. (u.s.)
100%
AirNet Technology Inc. (u.s.)
Outside PRC
Inside PRC
100%
Shenzhen Yuehang Information Technology Co., Ltd.
100%
Chuangyi Technology
100%
Xian Shengshi Dinghong Information Technology Co., Ltd.
VIE
AirNet Online (1)
VIE
Linghang Shengshi (4)
VIE
Iwangfan (3)
78.63% (2)
Beijing Yuehang Digital Media Advertising Co., Ltd
100%
Air Esurfing Information Technology Co., Ltd.
97.14% (5)
Beijing AirNet Pictures Co., Ltd.
30.0% (6)
47.2% (6)
Wangfan Linghang Mobile Network Technology Co., Ltd.
100%
Dingsheng Ruizhi (Beijing) Investment Consulting Co., Ltd.
98.75% (7)
Beijing Wangfan Jiaming Advertising Co., Ltd.
75% (10)
Beijing Airport United Culture Media Co., Ltd.
85% (11)
Yuehang Zhongying E-commerce Co., Ltd.
100%
Guangzhou Meizheng Online Network Technology Co., Ltd.
70% (8)
Beijing Wangfan Jiaming Pictures Co., Ltd
100%
Wenzhou Yuehang Advertising Co., Ltd.
75% (9)
Beijing Dongding Gongyi Advertising Co., Ltd.
100%
Meizheng Network Information Technology Co., Ltd.

(1)	AirNet Online is owned as to 80%, 15% and 5% by three individuals, i.e., Man Guo, Qing Xu and Tao Hong, respectively.

(2)

Beijing Yuehang Digital Media Advertising Co., Ltd (“Beijing Yuehang”) is owned as to 78.6311%, 14.7585%, 5.0002% and 1.6103% by Huimin Guo, and three unaffiliated third parties, i.e., Horgos Air Vision United Digital Media Advertising Co., Ltd., Xiaorong Gao, and Guangzhou Longteng Travel Network Science and Technology Inc., Ltd.

In November 2023, AirNet Online entered into an entrusted equity holding agreement with Huimin Guo, pursuant to which AirNet Online entrusted such individual to act as the nominee shareholder of its 78.63% equity interests in Beijing Yuehang. This entrusted equity holding agreement would terminate upon the earlier of either (1) two years after the entrusted equity holding agreement takes effect or (2) the transfer of all entrusted equity by AirNet Online to AirNet Online itself or a third party designated by AirNet Online. Therefore, AirNet Online, as the actual controlling shareholder of Beijing Yuehang, enjoys shareholder rights and investment benefits with respect to its equity interests in Beijing Yuehang.

(3)	Iwangfan is owned as to 90% and 10% by Man Guo and Lin Wang, respectively. Tao Hong divested all his equity interests in Iwangfan in December 2021. AirNet Online entered into an entrusted equity holding agreement with Lin Wang, pursuant to which AirNet Online entrusted Lin Wang to act as the nominee shareholder of the foregoing equity interests. This entrusted equity holding agreement would terminate upon the earlier of either (1) two years from the date of the entrusted equity holding agreement or (2) the transfer of all entrusted equity by AirNet Online to AirNet Online itself or a third party designated by AirNet Online.

(4)	Linghang Shengshi is owned as to 86.9193%, 12.9954% and 0.0852% by Man Guo, Qing Xu and Xiaoya Zhang, respectively.

(5)	The remaining 2.86% shareholding in Beijing AirNet Pictures Co., Ltd. is owned by Yi Zhang, an unaffiliated third party.

(6)	The remaining 22.8% shareholding in Wangfan Linghang Mobile Network Technology Co., Ltd. is owned by Beijing Henglong Technology Co., Ltd., an unaffiliated third party.

(7)	The remaining 1.25% shareholding in Beijing Wangfan Jiaming Advertising Co., Ltd. is owned as to 1.0345% and 0.2155% by Man Guo and Qing Xu, respectively.

(8)	The remaining 30% shareholding in Beijing Wangfan Jiaming Pictures Co., Ltd is owned by Beijing Henglong Technology Co., Ltd.

(9)	The remaining 25% shareholding in Beijing Dongding Gongyi Advertising Co., Ltd. is owned by Jin Li, an unaffiliated third party.

(10)	The remaining 25% shareholding in Beijing Airport United Culture Media Co., Ltd. is owned by Beijing Dalu Culture Media Co., Ltd., an unaffiliated third party.

(11)	The remaining 15% shareholding in Yuehang Zhongying E-commerce Co., Ltd. is owned by Danque International Network Technology (Beijing) Co., Ltd., an unaffiliated third party.

D. Property, Plants and Equipment

As March 31, 2025, our headquarters were located in Beijing, China. As of the same date, our branch offices leased approximately 358 square meters of office space in two other locations in China.

In addition, we owned approximately 2,109 square meters of office space in China as of March 31, 2025. In September 2014 and April 2015, we entered into the agreements to purchase an office space of approximately 2,109 square meters in Beijing for a total consideration of RMB65 million.

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

On March 19, 2024, we entered into an investor repurchase agreement with Unistar and Northern Shore, pursuant to which we repurchased (1) 596,908 ordinary shares issued to Unistar under the investment agreement dated December 30, 2020, and (2) 710,321 ordinary shares issued to Northern Shore under the investment agreement dated February 4, 2021, each at a per share price at par of US$0.04, for an aggregate consideration of US$52,289.16. In consideration of the repurchase, we transferred 100% of the equity interest of Blockchain Dynamics Limited, a company incorporated under the Laws of Hong Kong which was previously indirectly wholly owned by us to hold the computer servers and to operate related cryptocurrency mining business. In March 2024, we completed the disposal of Blockchain Dynamics Limited. As such, we terminated the proposed change-in-control transaction. The operating results of Blockchain Dynamics Limited were presented as discontinued operation in the consolidated financial statement for the years ended December 31, 2024, 2023 and 2022, respectively.

On April 15, 2024, we completed a private placement of 3,372,788 ordinary shares with par value of US$0.04 per share for an aggregate subscription amount of US$5.7 million with certain investors.

We resumed the cryptocurrencies mining business starting in January 2025. The cryptocurrency mining business had already generated about $6.5 million mining revenue from January to March 2025 for us.

Revenues

In 2022, 2023 and 2024, we mainly generated revenues for our continuing operations from the sale of advertising time slots and locations on our advertising network.

	Fiscal Years Ended December 31,
	2022		2023		2024
		% of		% of		% of
		Total		Total		Total
	Amount	Revenues	Amount	Revenues	Amount	Revenues
	(in thousands of U.S. dollars, except percentages)
Air travel media network	$2,768	99.8%	$928	100.0%	386	100.0%
Other media	6	0.2%	—	0.0%	—	0.0%
Total revenues	2,774	100.0%	928	100.0%	386	100.0%
Business tax and other sales tax	(101)	(3.6)%	(83)	(8.9)%	(43)	(11.1)%
Net revenues	$2,673	93.4%	$845	91.1%	343	88.9%

Revenues

Our air travel media network revenues from operations in 2022, 2023 and 2024 mainly consisted of revenues from advertising and programming on digital TV screens on airplanes and other revenues in air travel.

Revenues from our air travel media network accounted for 99.8%, 100.0% and 100.0% of our total revenues for our continuing operations for the years ended December 31, 2022, 2023 and 2024, respectively. As of December 31, 2022, 2023 and 2024, our network consisted of five, two and two airlines, respectively.

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

Cost of Revenues

In 2022, 2023 and 2024, our cost of revenues consisted primarily of concession fees and agency fees and advertisement publishing fees. Other costs included equipment depreciation costs, operating costs and non-advertising content costs. The following table sets forth the major components of our cost of revenues, both in amounts and as percentages of net revenues for our continuing operations for the periods indicated.

	Fiscal Years Ended December 31,
	2022		2023		2024
	Amount	%	Amount	%	Amount	%
	(in thousands of U.S. Dollars, except percentages)
Net revenues	$2,673	100.0%	$845	100.0%	$343	100.0%
Cost of revenues
Concession fees	(804)	(25.8)%	(596)	(43.3)%	(113)	(36.9)%
Agency fees and advertisement publishing fees	(179)	(5.7)%	(51)	(3.7)%	-	-%
Non-deductible input VAT that generated in prior years	(27)	(0.9)%	(5)	(0.4)%	(7)	(2.0)%
Others	(2,104)	(67.6)%	(724)	(52.6)%	(186)	(60.8)%
Total cost of revenues	$(3,114)	(116.5)%	$(1,376)	(162.8)%	$(306)	(89.2)%

Concession Fees

We incurred concession fees to airlines for placing our programs on their digital TV screens. This type of fee constituted a significant portion of our cost of revenues. Most of the concession fees paid to airlines were fixed under the relevant concession rights contracts with escalation clauses, pursuant to which the required fixed fee increased over each year during the relevant contract period, and payments for such fee were generally due three or six months in advance. We recognized concession fees of $0.8 million, $0.6 million and $0.1 million in 2022, 2023 and 2024, respectively.

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

Non-deductible input VAT that generated in prior years

We recognized the certified and estimated input VAT as asset. We wrote off the estimated input VAT and recognized a cost of non-deductible input VAT that was generated in prior years of $27,000, $132,000 and $7,000 for 2022, 2023 and 2024, respectively. In 2018, we ceased operation in gas station media network and on long-haul bus Wi-Fi, and planned to dispose the assets related to these businesses. The input VAT was expected to be used to deduct the output VAT of assets disposal. However, in 2019, only a small part of the related assets were discarded instead of disposal, and for the remaining, we estimated that these assets would not be disposed in the future, and no such output VAT would be generated. Apart from that, the entities with relevant business were not expected to generate enough revenue of which the output VAT could cover the balance of input VAT. As a result, we wrote off $11.0 million of the input VAT that was estimated to be used from the sale of assets or generation of revenue in 2019 in the year ended December 31, 2019. From 2020 to 2023, the economy was adversely affected by COVID-19 and we determined that the possibility of receiving invoices to offset the remaining estimated input VAT was remote. Therefore, we wrote off the remaining balance of $27,000, $132,000 and $7,000 as cost in the year ended December 31, 2022, 2023 and 2024, respectively. In addition, $2.4 million was written off in 2024 as these are not supported by VAT invoices and are not allowed to be claimed against future output VAT payables.

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

Operating Expenses

In 2022, 2023 and 2024, our operating expenses consisted of general and administrative expenses, selling and marketing expenses and research and development expenses. The following table sets forth the three components of our operating expenses, and as a percentage of net revenues for our continuing operations for the periods indicated.

	Fiscal Years Ended December 31,
	2022		2023		2024
	Amount	%	Amount	%	Amount	%
	(in thousands of U.S. Dollars, except percentages)
Net revenues	$2,673	100.0%	$845	100.0%	$343	100.0%
Operating expenses
General and administrative expenses	(5,483)	(205.1)%	(2,731)	(323.2)%	(6,558)	(1,912.0)%
Selling and marketing expenses	(1,411)	(52.8)%	(559)	(66.2)%	(259)	(75.5)%
Research and development expenses	(35)	(1.3)%	(35)	(4.1)%	-	-%
Total operating expenses	$(6,929)	(259.2)%	$(3,325)	(393.5)%	$(6,817)	(1,987.5)%

General and Administrative Expenses

Our general and administrative expenses consisted primarily of office and utility expenses, salaries and benefits for general management, finance and administrative personnel, allowance for credit losses, depreciation of office equipment, public relations related expenses and other administration related expenses.

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

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, from the year of assessment 2018/2019 onwards, the subsidiaries in Hong Kong are subject to profits tax at the rate of 8.25% on assessable profits up to HK$2.0 million; and 16.5% on any part of assessable profits over HK$2.0 million. Under the Hong Kong tax laws, we are exempted from the Hong Kong income tax on our foreign-derived income. In addition, payments of dividends from our Hong Kong subsidiary to us are not subject to any Hong Kong withholding tax. No provision for Hong Kong profits tax was made as we had no estimated assessable profit that was subject to Hong Kong profits tax during 2018, while a small profit was accrued during 2022 and a small loss was accrued during 2023 and 2024.

Singapore

In Singapore, startups (where any of the first 3 years falls in or after 2020) are allowed to claim a 75% tax exemption on the first S$100,000 of qualifying expenses for the first three years falls in 2020 onwards, 50% tax exemption on the next S$100,000 of normal chargeable income for which they are to be taxed. Any further income earned is taxed at the usual corporate tax rate of 17%. No provision for Singapore corporate tax was made as we had no estimated assessable profit that was subject to Singapore corporate tax in 2022, 2023 and 2024.

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

	Years Ended December 31,
	2022	2023	2024
	(in thousands of U.S. Dollars, except
	share, per share and per ADS data)
Consolidated Statements of Operations Data:
Revenues:
Air Travel Media Network	2,768	928	386
Other Media	6	—	—
Total revenues	2,774	928	386
Business tax and other sales tax	(101)	(83)	(43)
Net revenues	2,673	845	343
Cost of revenues	(3,114)	(1,376)	(306)
Gross (loss) income	(441)	(531)	37
Operating expenses:
Selling and marketing	(1,411)	(559)	(259)
General and administrative	(5,483)	(2,731)	(6,558)
Research and development	(35)	(35)	—
Total operating expenses	(6,929)	(3,325)	(6,817)
Loss from continuing operation	(7,370)	(3,856)	(6,780)
Interest expense, net	(835)	(320)	(84)
(Loss) gain from and impairment on long-term investments	(2,670)	114	(3,749)
Other income, net	4,909	4,186	15
(Loss) income from continuing operations before income taxes	(5,966)	124	(10,598)
Less: income tax expenses	17	1	—
Net (loss) income from continuing operation	(5,983)	123	(10,598)
Net loss from discontinued operations, net of income taxes	(6,328)	(317)	(1,603)
Loss from disposal of discontinued operations, net of income taxes	—	—	(1,447)
Net loss	(12,311)	(194)	(13,648)
Less: Net loss attributable to noncontrolling interests	1,024	380	3
Net loss attributable to AirNet Technology Inc.’s shareholders	$(13,335)	$(574)	$(13,651)

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Net Revenues. Our net revenues for continuing operations decreased by 59.4% from $0.9 million in 2023 to $0.4 million in 2024. The decrease was primarily due to the business slowdown of our air travel media network. Revenues from air travel media network decreased by 58.4% from $0.9 million in 2023 to $0.4 million in 2024. Among our revenues from air travel media network, revenues from digital TV screens on airplanes were $0.4 million and $0.3 million in 2023 and 2024, respectively. The decrease in revenues from digital TV screens on airplanes mainly resulted from a decrease in customer contract signing due to the downward economic environment.

Cost of Revenues. Our cost of revenues decreased by 77.8% from $1.4 million in 2023 to $0.3 million in 2024. Our cost of revenues as a percentage of our net revenues increased from 162.8% in 2023 to 89.2% in 2024. Such decrease was mainly due to the severe decrease of our revenue and there is no need to invest more costs.

Concession fees decreased by 81.1% from $0.6 million in 2023 to $0.1 million in 2024, and concession fees as a percentage of net revenues decreased from 43.3% in 2023 to 36.9% in 2024. The specific industries such as aviation advertising have been hit hard after the COVID-19 pandemic, and the airline industry has been slower to recover, which may also reduce their advertising budgets, further affecting our business and revenue.

Agency fees and advertisement publishing fees were nil for the ended December 31, 2024, representing a 100% decrease from the $51,000 incurred during the same period in 2023, primarily due to the downward macroeconomic environment, which leads to a serious loss of customers, and a large number of contracts have not been renewed after expiration.

Operating Expenses. Our operating expenses increased by 105.0% from $3.3 million in 2023 to $6.8 million in 2024.

●	Selling and Marketing Expenses. Our selling and marketing expenses decreased by 53.7% from $0.6 million in 2023 to $0.3 million in 2024. The decrease in our selling and marketing expenses in 2024 was primarily due to decreased employees which saved salary expenses of $0.2 million.

●	General and Administrative Expenses. Our general and administrative expenses increased by 140.1% from $2.7 million in 2023 to $6.6 million in 2024. The increase in our general and administrative expenses in 2024 was primarily due to an increase of $0.5 million share-based compensation expenses paid to a service provider, write-off of non-deductible input VAT of $2.4 million, and an increase of listing fees of $0.8 million.

●	Research and Development Expenses. Our research and development expenses were nil in 2024, a decrease of $35,000 as compared with 2023.

Loss from continuing operations. We recorded a loss from continuing operations of $6.8 million in 2024, as compared to a loss from continuing operations of $3.9 million in 2023, as a cumulative result of the above factors.

(Loss) gain from and impairment on long-term investments. We recorded a loss of $3.7 million investment income from long-term investments in 2024 compared with a gain of $0.1 million investment income from long term investment in 2023. We disposed our long-term investment in Unicom Airnet for $27.4 million and recognized a disposal gain of $23.8 million in 2024. We also fully impaired our long-term investment in AM Advertising and recognized an impairment loss of $27.5 million in 2024.

Other income, net. Other income, net decreased from $4.2 million in 2023 to $15,000 in 2024, primarily due to less exchange gain/loss in 2024.

Income tax expenses (benefits). We incurred nil income tax expenses in 2024 as we had no taxable income of the year.

Net loss from continuing operations. As a cumulative result of the above factors, we recorded a net loss from continuing operation of $10.6 million in 2024, as compared to a net income from continuing operation of $0.1 million in 2023.

Net loss from discontinued operations, net of income taxes. We resolved to dispose the Blockchain Dynamics Limited business in March 2024 and the One World and Global Travel business in August 2024, and as a result, related results of operations were reclassified as discontinued operations. Net loss from discontinued operations, net of income taxes was $1.6 million in 2024, as compared to $0.3 million in 2023.

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

We recorded share-based compensation of $60,000, $5,000 and $0.5 million for 2022, 2023 and 2024, respectively.

Inflation

Historically inflation has not had a significant effect on our business. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2022, 2023 and 2024 was increase of 1.8%, 2.9% and 0.3%, respectively.

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

We incurred loss from continuing operations of $7.4 million, $3.8 million and $6.8 million for the years ended December 31, 2022, 2023 and 2024, respectively. As of December 31, 2024, we had an accumulated deficit of $332.5 million and a working capital deficiency of $52.6 million. These conditions raise substantial doubt about our ability to continue as a going concern.

We intend to meet the cash requirements for the next 12 months from the date of this annual report through business restructuring plan and private placement. In February 2024, we entered into share transfer agreement with a third party to sell the 33.67% equity interest we held in Unicom AirNet (Beijing) Network Co., Ltd for a consideration of RMB197 million. On April 15, 2024, we completed a private placement of US$5.7 million with certain investors. As a result, our management prepared the consolidated financial statements assuming our company will continue as a going concern. As described above, we have a significant working capital deficiency, have incurred significant losses and have generated negative cash flows from operations. We need to raise additional funds to meet our obligations and sustain our operations. These conditions raise substantial doubt about our ability to continue as a going concern. Management’s plans in regard to these matters are also described above. However, there is no assurance that the measures above can be achieved as planned. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Cash Flow

The following table sets forth our cash flows with respect to operating activities, investing activities and financing activities for the years ended December 31, 2022, 2023 and 2024:

	Years Ended December 31,
	2022	2023	2024
	(in thousands of U.S. Dollars)
Net cash provided by (used in) operating activities	614	(1,817)	22,721
Net cash used in investing activities	—	—	(29,223)
Net cash provided by (used in) financing activities	1,212	(1,222)	6,155
Effect of exchange rate changes	(695)	509	290
Net increase (decrease) in cash, cash equivalents and restricted cash	1,131	(2,530)	(57)
Cash and cash equivalents at the beginning of the year	1,569	2,700	170
Cash, cash equivalents and restricted cash at the end of the year	2,700	170	113
Less: cash and cash equivalents of discontinued operations at end of period	198	20	—
Cash and cash equivalents of continuing operations, at end of period	2,502	150	113

Operating Activities

Net cash provided by operating activities was $22.7 million for the year ended December 31, 2024. Net cash provided by operating activities was primarily attributable to (1) net cash provided by discontinued operating activities of $30.5 million, (2) non-cash adjustment for net loss from long-term investments of $3.7 million, and (3) non-cash adjustment for the write-off of non-deductible input VAT of $2.4 million. Net cash provided by operating activities was mainly offset by (1) a net loss from continuing operations of $10.6 million; and (2) an increase of other current assets of $3.1 million.

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

Investing Activities

Net cash used in investing activities was $29.2 million for the year ended December 31, 2024, mainly consisting of (1) purchases of miners of $24.3 million, and (2) net cash used in discontinued investing activities of $32.3 million. Net cash used in investing activities was offset by the cash received from disposal of long-term investment of $27.4 million.

Net cash provided by investing activities was nil for the years ended December 31, 2022 and 2023.

Financing Activities

Net cash provided by financing activities amounted to $6.2 million for the year ended December 31, 2024, mainly consisting of proceeds from issuance of ordinary shares through private offerings of $5.7 million.

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

Our capital expenditures were nil in 2022 and 2023, and $24.3 million in 2024 for our continuing operations. In 2024, we made purchases of miners for our cryptocurrency mining business for $24.3 million.

Contractual Obligations

Our long-term operating lease agreements expires in 2023 and were not renewed in 2024. In addition, the contract terms of our concession rights contracts are usually three to five years. Most of these concession rights expired in 2022 and are renewable upon negotiation. We had no contractual obligations or commercial commitments as of December 31, 2024.

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

Holding Company Structure

AirNet Technology Inc. is a holding company with no material operations of our own. We conduct our operations through our subsidiaries and consolidated affiliated entities in China. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries and cash payments from the consolidated affiliated entities in China. If our existing PRC subsidiaries or the consolidated affiliated entities or any newly formed ones incur any debt on their own behalf in the future, the instruments governing their debts may restrict their ability to pay dividends or make cash payments to us.

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

Furthermore, to the extent our cash or assets in the business are held in mainland China or Hong Kong or by a mainland China or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong due to the imposition of regulatory requirements, restrictions and limitations on the ability of AirNet Technology Inc., its subsidiaries and the consolidated affiliated entities to transfer cash or assets. The PRC government imposes regulations on the convertibility of the Renminbi into foreign currencies. Remittance of dividends by our PRC subsidiaries out of China is also subject to certain procedures with the banks designated by SAFE. These restrictions are benchmarked against the paid-up capital and the statutory reserve funds of our PRC subsidiaries. While there are currently no such restrictions on foreign exchange and our ability to transfer cash or assets between AirNet Technology Inc. and our Hong Kong subsidiaries, if any such PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future, were to become applicable to our Hong Kong subsidiaries in the future, and to the extent our cash or assets are held in Hong Kong or by a Hong Kong entity, such funds or assets may not be available due to the imposition of restrictions and limitations on our ability to transfer funds or assets by the PRC government. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We may rely principally on dividends and other distributions on equity paid by our wholly-owned operating subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our operating subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Restrictions on currency exchange may limit our ability to receive and use our revenues or financing effectively.”

As an offshore holding company, AirNet Technology Inc. is permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fundraising activities to our PRC subsidiary only through loans or capital contributions, and to the consolidated affiliated entities only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements. As a result, there is uncertainty with respect to our ability to provide prompt financial support to our PRC subsidiaries and the consolidated affiliated entities in China when needed.

C. Research and Development, Patents and Licenses, Etc.

We have been developing certain technologies for air travel media services purposes. However, our financial commitment to development of these technologies has been limited. We incurred research and development expense of $35,000, $35,000 and nil for 2022, 2023 and 2024, respectively. While we are interested in and may experiment with new technologies from time to time, we do not intend to materially increase our research and development spending in the foreseeable future.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth certain information regarding our directors and executive officers as of the date of this annual report.

NAME	AGE	POSITION
Man Guo	61	Chairman of the Board and Interim Chief Financial Officer
Dan Shao	46	Chief Executive Officer
Qing Xu	64	Executive President
Songzuo Xiang	60	Independent Director
Chunhua Tian	48	Independent Director
Hao Huang	41	Independent Director
Baozhen Guo	51	Director

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

Dan Shao has served as our chief executive officer since September 2022 and our chief executive officer since February 2024. From September 2022 to February 2024, Ms. Shao served as our director. Ms. Shao has also served as a managing director of Air Media International (S) Pte Ltd, a company wholly owned by Ms. Shao, and as a managing director of Air Joy Media Private Limited, a subsidiary of AirNet, since December 2013 and November 2019, respectively. In addition, she has served as an executive director of Multiway International Consultancy Pte Ltd. since November 2020 and as a business development director at Elmwood Group Pte Ltd since August 2021. Ms. Shao worked at Shandong Hongzhi Advertising Co. Ltd. from December 2004 to December 2006, and at Sun Television Cybernetworks Enterprise Ltd. from January 2003 to November 2004. Ms. Shao graduated with a bachelor’s degree from the University of International Business and Economic in July 2003 and received a master’s degree from National University of Singapore in June 2019.

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

Chunhua Tian has served as the General Manager of Daimuji Immigration Consulting (Chongqing) Co., Ltd. since November 2018. Previously, he was the Deputy General Manager of Chongqing Licheng Construction Machinery Equipment Leasing Co., Ltd. and Chongqing Jinjiazi Mechanical and Electrical Equipment Co., Ltd. from March 2014 to October 2018. Earlier in his career, he was the Founder and General Manager of Lianyungang Dongchuang Concrete Co., Ltd. from May 2006 to November 2012. He holds a bachelor’s degree in Business Administration from Zhengzhou University of Aeronautics and Astronautics.

Hao Huang has served as a Project Manager at Black Little Victoria Investment Ltd in Cyprus since September 2015, where he is responsible for project planning, initiation, and team management. Previously, he was a Director at Beijing Golden Sunshine Consulting Co., Ltd from October 2012 to September 2015. He holds a Master’s degree from Northumbria University and a Bachelor’s degree from Wuhan University of Science and Technology.

Baozhen Guo has served as a director of the board of DMG Real Estate Development Group Ltd. since October 2014. From July 2011 to October 2014, Ms. Guo served as a director of the board of BSCD Real Estate Developers Ltd. Ms. Guo served as the chairwoman of the board of Jiangsu Dongchuang Concrete Co., Ltd. from August 2005 to June 2011. Ms. Guo holds a Master’s degree in June 2015 from European university cyprus.

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

B. Compensation

In 2024, the aggregate cash compensation to our executive officers was approximately $0.24 million and the aggregate cash compensation to our non-executive directors was approximately $ 0.08 million.

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

Audit Committee. Our audit committee consists of Songzuo Xiang, Chunhua Tian, and Hao Huang. Mr. Xiang is the chairperson. Our board of directors has determined that all members of our audit committee satisfy the “independence” requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the rules and regulations of the Nasdaq Stock Market LLC. We have determined that Mr. Xiang qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Songzuo Xiang, Chunhua Tian, and Hao Huang. Chunhua Tian is the chairperson. Our board of directors has determined that all members of our compensation committee satisfy the “independence” requirements of the rules and regulations of the Nasdaq Stock Market LLC. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

D. Employees

We had 39, 30 and 20 employees as of December 31, 2022, 2023 and 2024, respectively. All of our employees as of December 31, 2024 were located in Beijing. The following table sets forth the number of our employees by functions as of the same dates, respectively:

	As of December 31,
	2022		2023		2024
	Number of	% of	Number of	% of	Number of	% of
	Employees	Total	Employees	Total	Employees	Total
Sales and Marketing Department	3	7.7	2	6.7	2	11.8
Quality Control and Technology Department	1	2.6	1	3.3	1	5.9
Programming Department	2	5.1	2	6.7	2	11.8
Resources Development Department	-	-	-	-	-	-
General Administrative and Accounting	33	84.6	25	83.3	12	70.6
Total	39	100.0	30	100.0	17	100.0

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

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of April 15, 2025, by:

●	each of our directors and executive officers; and

●	each principal shareholder, or person known to us to own beneficially more than 5.0% of our ordinary shares.

The calculations in the shareholder table below are based on 29,888,248 ordinary shares outstanding as of April 15, 2025, excluding (1) 1,307,229 treasury shares. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days after April 15, 2025, the most recent practicable date, including through the exercise of any option, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Man Guo(1)	7,171,327	54.7
Baozhen Guo	-	-
Dan Shao(2)	514,605	3.9
Qing Xu	*	*
Songzuo Xiang	*	*
Chunhua Tian	-	-
Hao Huang	-	-
All directors and executive officers**	7,778,432	59.3
Principal Shareholders:
Man Guo(1)	7,171,327	54.7
Dan Shao(2)	514,605	3.9

*	Aggregate beneficial ownership of our company by such director or officer is less than 1% of our total outstanding ordinary shares.

**	The business address of our directors and executive officers is Suite 301 No. 26 Dongzhimenwai Street, Chaoyang District, Beijing 100027, The People’s Republic of China.

(1)	Includes (i) 6,970,081 ordinary shares held by Wealthy Environment Limited, a BVI company wholly owned by Mr. Man Guo, (ii) 121,246 ordinary shares represented by ADSs held by Wealthy Environment Limited, (iii) 50,000 ordinary shares represented by ADSs held by Mr. Man Guo, and (iv) 30,000 ordinary shares issuable upon exercise of options held by Mr. Guo that are exercisable within 60 days after April 15, 2025. Mr. Guo is the spouse of Ms. Shao. Mr. Guo disclaims beneficial ownership of the Shares held by Ms. Shao or Global Earning Pacific Limited. The registered address of Wealthy Environment Limited is P.O. Box 173, Kingston Chambers, Road Town Tortola, BVI.

(2)	Includes (i) 500,000 ordinary shares held by Global Earning Pacific Limited, a BVI company wholly owned by Ms. Dan Shao, and (ii) 14,605 ordinary shares represented by ADSs that Ms. Dan Shao purchased in one or more open-market transactions. Ms. Shao is the spouse of Mr. Guo. Ms. Shao disclaims beneficial ownership of the Shares held by Mr. Guo or Wealthy Environment Limited. The registered address of Global Earning Pacific Limited is OMC Chambers, Wickham Cay 1, Road Town Tortola, BVI.

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

As of April 15, 2025, 31,195,477 of our ordinary shares were issued and outstanding, of which 1,307,229 ordinary shares were treasury shares. To our knowledge, we had only one record shareholder in the United States, JPMorgan Chase Bank, N.A., which is the depositary of our ADS program and held approximately 22.86% of our total outstanding ordinary shares as of April 15, 2025. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

For the options granted to our directors, officers and employees, please refer to “-B. Compensation-Share Options.”

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees-E. Share Ownership.”

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

Amounts due from related parties

As of December 31, 2023 and 2024, we had $0.2 million due from Mr. Xu Qing, representing an interest free advance to it on a short-term basis for operation purpose.

Amounts due to related parties

As of December 31, 2023, we had short-term loan of $0.2 million and long-term loan of $0.7 million due to Mr. Man Guo, who is our chairman of board of director and interim chief financial officer, and short-term loan of $2.1 million and long-term loan of $8.1 million due to Mrs. Dan Shao, the spouse of Mr. Man Guo and our chief executive officer. The loans are for our operation purpose.

As of December 31, 2024, we did not have any balance due to related parties.

Share Options

See “Item 6. Directors, Senior Management and Employees-B. Compensation-Share Options.”

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

There is no assurance that CRION will be able to obtain or maintain the requisite approval or we will be able to renew the contract with CRION when they expire. If the requisite approval is not obtained, we will be required to eliminate non-advertising content from the programs included in our digital frames and digital TV screens and advertisers may find our network less attractive and be unwilling to purchase advertising time slots on our network. As of December 31, 2024, we did not record a provision for this matter as management believes the possibility of adverse outcome of the matter is remote and any liability it may incur would not have a material adverse effect on its consolidated financial statements. However, it is not possible for us to predict the ultimate outcome and the possible range of the potential impact of failure to obtain such disclosed registrations and approvals primarily due to the lack of relevant data and information in the market in this industry in the past.

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

As a result of the above disputes, we are no longer able to exercise significant influence in operating and strategic decision of AM Advertising and cannot access to AM Advertising’s financial information. Accordingly, we accounted our investment in AM Advertising as equity investments without readily determinable fair values as of December 31, 2022, 2023 and 2024. AM Advertising and its subsidiaries are no longer related parties to us. As of December 31, 2016, we treated the provision for earnout commitment of $23.5 million as contingent liability and did not record any additional provision for this matter as management believes the possibility of adverse outcome of the matter is remote and any liability it may incur would not have a material adverse effect on its consolidated financial statements.

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

For risks and uncertainties relating to the pending cases against us, please see “Item 3. Key Information- D. Risk Factors-Risks Related to Our Business-We were named as a defendant or respondent in legal proceedings that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.”

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

See “-C. Markets.”

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

On June 27, 2024, our ADSs, each representing one of our ordinary shares, par value US$0.04 per share, were listed on the Nasdaq Capital Market to the offer and sale from time to time by selling shareholders.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.Share Capital

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

See “Item 4. Information on the Company-B. Business Overview-Regulation-Regulations on Foreign Exchange” for a description of PRC regulations on foreign exchange.

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

Passive Foreign Investment Company Considerations

In general, we will be classified as a passive foreign investment company, or a PFIC, for any taxable year if either (1) 75 percent or more of our gross income for such year is passive income or (2) 50 percent or more of the average quarterly value of our assets (as generally determined on the basis of fair market value) produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are generally classified as passive and goodwill and other unbooked intangibles associated with active business activities may generally be classified as non-passive. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25 percent or more (by value) of the stock. Although the law in this regard is unclear, we treat the VIEs (and their subsidiaries) as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operations of such entities but also because we are entitled to substantially all of the economic benefits associated with such entities, and, as a result, we consolidate such entity’s’ operating results in our consolidated financial statements. For purposes of the income test, “gross income” generally consists of sales revenues less the cost of goods sold, together with income from investments and from other sources, and “passive income” generally includes, among other things, dividends, interest, rents, royalties, gains from the disposition of passive assets and foreign currency gains, other than with respect to any foreign currency transaction directly related to the business needs of a non-U.S. corporation. However, under applicable IRS guidance (which is not binding precedent), it is unclear how companies, like us, with negative gross revenue, are treated or if our foreign currency gains would be treated as non-passive income for PFIC purposes. Assuming that our foreign currency gains are treated as non-passive income and that we are permitted to use gross loss to offset our passive income, and based on the composition and characterization of our income and assets, we believe it is reasonable to take a position that we were not a PFIC for the taxable year ended December 31, 2024. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the IRS will not challenge our determination in this regard or that we will not be classified as a PFIC for the current taxable year or future taxable years. The value of the assets of our Parent for purposes of the PFIC determination will generally be determined by reference to the market price of the ADSs, which has and could continue to fluctuate significantly. Accordingly, we may become classified as a PFIC for our current taxable year ending December 31, 2025 and future taxable years if the market price of our ADSs does not increase or continues to decline and/or we do not invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of non-passive income. In addition, if we do not generate material active income for PFIC purposes, we may become classified as a PFIC for the current and future taxable years. The IRS may challenge the classification of our income or our assets in this regard. Further, for the period that we are treated as a “controlled foreign corporation” (see “Item 3. Key Information-D. Risk Factors-Risks Related to the Market for Our ADSs-If a U.S. Holder is treated as owning at least 10% of our ordinary shares, such U.S. Holder may be subject to adverse U.S. federal income tax consequences.”), the value of the assets owned by our subsidiaries and the VIEs will be determined by reference to the adjusted tax basis of such assets for U.S. federal income tax purposes, which could increase the likelihood that we are a PFIC in such periods. Further, the disposal of Blockchain Dynamics Limited in March 2024 may cause us to remain a PFIC for the current taxable year. See “Item 4. Information on The Company-A. History and Development of the Company” for further information. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we were not classified as a PFIC for our taxable year ended December 31, 2024, or that we will not be classified as a PFIC for the current taxable year or future taxable years.

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

Passive Foreign Investment Company Rules

As described above, we believe that we have not been a PFIC in certain prior years, including the taxable year ended December 31, 2024. Furthermore, we may be classified as a PFIC for our current taxable year ending December 31, 2025 and future taxable years. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds ADSs or ordinary shares, and unless a mark-to-market election (as described below) is made, a U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (1) any excess distribution that we make (which generally means any distribution received in a taxable year that is greater than 125 percent of the average annual distributions received in the three preceding taxable years, if shorter, or such U.S. Holder’s holding period for the ADSs or ordinary shares), and (2) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of our ADSs or ordinary shares. Under the PFIC rules:

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

As an alternative to the foregoing rules, a holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock. Marketable stock is stock that is regularly traded on a qualified exchange or other market as defined in applicable U.S. Treasury Regulations. Our ADSs (but not our ordinary shares) are listed on the Nasdaq Capital Market, which is a qualified exchange or other market for these purposes. We anticipate that the ADSs will be considered regularly traded for so long as they continue to be listed, but no assurance may be given in this regard. If a U.S. Holder makes this election, such holder will generally (1) include in gross income for each taxable year the excess, if any, of the fair market value of the ADSs at the end of the taxable year over the adjusted tax basis of the ADSs and (2) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of the ADSs at the end of the taxable year, but only to the extent of the amount previously included in income as a result of the mark-to-market election. The adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a mark-to-market election is made in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, a U.S. Holder will generally not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a mark-to-market election is made, any gain recognized upon the sale or other disposition of ADSs will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary to the extent of the net amount previously included in income as a result of the mark-to-market election. In the case of a U.S. Holder who has held ADSs during any taxable year in which we are classified as PFIC and continues to hold such ADSs (or any portion thereof), and who is considering making a mark-to-market election, special tax rules may apply relating to purging the PFIC taint of such ADSs. If a U.S. Holder makes a mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions, except that the reduced tax rate applicable to qualified dividend income (as discussed below in “-Dividends”) would not apply.

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

If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. In addition, the reduced tax rate applicable to qualified dividend income (as discussed below in “-Dividends) would not apply to dividends that we pay on the ADSs or ordinary shares if we are classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year. Each U.S. Holder is urged to consult its tax advisor concerning the U.S. federal income tax consequences of holding and disposing ADSs or ordinary shares if we are a PFIC, including the possibility of making a mark-to-market election and the “deemed sale” election.

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

The ADSs are currently tradable on the Nasdaq Capital Market, which is an established securities market in the United States, and thus we anticipate they will be considered readily tradable on an established securities market in the United States for purposes of the foregoing rule, however, no assurance may be given in this regard. In the event we are deemed to be a PRC resident enterprise under the EIT Law (see “-PRC Taxation”), we may be eligible for the benefits of the United States-PRC income tax treaty. Nevertheless, as mentioned above, we believe that we have not been a PFIC in certain prior years, including the taxable year ended December 31, 2024, and we may be classified as a PFIC for our current taxable year ending December 31, 2025 or future taxable years, in which case, we would not be considered a qualified foreign corporation for such taxable years even if we were considered readily tradable on an established securities market or eligible for the benefits of the United States-PRC income tax treaty. Each U.S. Holder is advised to consult its tax advisor regarding the rate of tax that will apply to such holder with respect to, dividend distributions, if any, received from us.

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

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the PFIC rules discussed above, a U.S. Holder generally will recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be U.S. source gain or loss for U.S. foreign tax credit purposes. However, in the event that we are treated as a PRC resident enterprise under the EIT Law, and gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC (see “-PRC Taxation”), such gain may be treated as PRC-source gain for U.S. foreign tax credit purposes. The deductibility of a capital loss is subject to limitations. Each U.S. Holder is advised to consult with its tax advisor regarding the tax consequences if a foreign withholding tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Expert

Not applicable.

H. Documents on Display

We have previously filed with the SEC our registration statement on Form F-1 (File Number 333-146825), as amended, and a prospectus under the Securities Act with respect to our ordinary shares represented by our ADSs, and a related registration statement on Form F-6 (File Number 333-146908) with respect to our ADSs, as amended. We have also filed with the SEC registration statements on Form S-8 (File Numbers 333-148352, 333-164219, 333-183448 and 333-187442) with respect to our ADSs, as amended. We have filed with the SEC an automatic shelf registration statement on Form F-3 (File Number 333-161067), as amended, and a prospectus under the Securities Act with respect to our ordinary shares represented by our ADSs. We have filed with the SEC a shelf registration statement on Form F-3 (File Number 333-279318), as amended, and a prospectus under the Securities Act with respect to our ordinary shares, ordinary shares represented by ADSs, preferred shares, debt securities, warrants, units, and up to 4,572,788 ordinary shares offered by selling shareholders. In addition, we have filed with the SEC a registration statement on Form F-3 (File Number 333-286235) with respect to 15,555,600 ordinary shares offered by the selling shareholders.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us annually for our expenses incurred in connection with investor relationship programs and any other program related to our ADS facility and the travel expense of our key personnel in connection with such programs. The depositary has also agreed to provide additional payments to us based on the applicable performance indicators relating to our ADS facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. We recognize the reimbursable amounts in other income on our consolidated statements of operations on a straight-line basis over the contract term with the depositary. For the year ended December 31, 2024, we received nil from the depositary as reimbursement for our expenses incurred.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the SEC, our management, including our chief executive officer and interim chief financial officer, assessed the effectiveness of internal control over financial reporting as of December 31, 2024 using the criteria set forth in the report “Internal Control-Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission (known as COSO).

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

The material weaknesses as of December 31, 2024 were related to the weak operating effectiveness and lack of monitoring of controls over financial reporting due to inadequate resources or resources with insufficient experience or training in our financial reporting team, internal control team, administration team and human resource team.

Because of the material weaknesses described above, our management has concluded that we had not maintained effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework (2013) issued by COSO.

Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our company’s registered public accounting firm as we are a non-accelerated filer as defined in Rule 12b-2 of the Exchange Act.

Changes in Internal Control over Financial Reporting

In preparing our consolidated financial statements, we identified a material weaknesses in our internal control over financial reporting as of December 31, 2024. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified were related to the weak operating effectiveness and lack of monitoring of controls over financial reporting due to inadequate resources or resources with insufficient experience or training in our financial reporting team, internal control team, administration team and human resource team.

To remediate our identified material weaknesses, significant deficiency and other control deficiencies in connection with preparation of our consolidated financial statements, we plan to adopt several measures to improve our internal control over financial reporting. For example, during the reporting period, we keep providing regular training seminars to its employees of different capacities, including financial reporting team, administration team and human resource team, to introduce and reinforce the updated controls and procedures; obtained support from an external consultant firm with experienced staff holding the AICPA license with a solid understanding of U.S. GAAP to assist us in the preparation of the financial statements for the year ended December 31, 2024; and assigned our chief counsel and the legal department to oversee the internal control over financial reporting in addition to their usual capacities. With his extensive experience in risk management and a direct access to our board of directors, the chief counsel is capable to provide independent opinions to the performance of internal control over financial reporting.

Other than as described above, no changes in our internal controls over financial reporting occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16. [RESERVED]

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Assentsure PAC, our current principal external auditors, and Audit Alliance LLP, our previous principal external auditors for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	Fiscal Year Ended
	December 31,
	2023	2024
Audit Fees – Audit Alliance LLP	$350,000	$70,000
Audit Fees – Assentsure PAC	$-	$280,000

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

Not applicable

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

There were no cybersecurity incidents during the year ended December 31, 2024, that resulted in an interruption to our operations, known losses of any critical data or otherwise had a material impact on our strategy, financial condition or results of operations. However, the scope and impact of any future incident cannot be predicted. See “Item 3. Key Information-D. Risk Factors” for more information on how material cybersecurity attacks may impact our business.

Governance

Our board of directors acknowledges the significance of robust cybersecurity management programs and actively participates in overseeing and reviewing our cybersecurity risk profile and exposures.

Our board of directors receives reports on cybersecurity risks, including recent legislative developments and evolving standards on cybersecurity, key issues, priorities and challenges in our cybersecurity management, and relevant data or metrics. Our board of directors also receives prompt and timely information regarding any significant cybersecurity incidents, as well as ongoing updates regarding any such incidents. Furthermore, in the event of any significant updates or adjustments to our cybersecurity related policies, our chief executive officer will present them to our board of directors for their review and approval.

Our chief executive officer leads the overall assessment, identification and management of risks related to cybersecurity threats. Our chief executive officer works collaboratively with us and receives regular briefings on cybersecurity matters, such as report on cybersecurity incidents and responses and remedial measures. Our chief executive officer has many years of relevant experience in risk management, cybersecurity and information technology.

Our chief executive officer and dedicated staff are responsible for the daily management of our cybersecurity efforts. This includes updates and refinement of cybersecurity policies, execution and management of cybersecurity measures, and the preparation of regular reports on cybersecurity execution. Their primary focus is to consistently update our cybersecurity programs and mitigation strategies, ensuring they align with industry best practices and procedures.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The full text of our audited consolidated financial statements begins on page F-2 of this annual report.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit Number	Description

1.1	Second Amended and Restated Memorandum and Articles of Association approved by the extraordinary general meeting of shareholders on May 27, 2019 (incorporated by reference to Exhibit 99.2 to Form 6-K (File No. 001-33765) filed on May 28, 2019)

2.1	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

2.2	Form of Amended and Restated Deposit Agreement among the Company, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 99(a) (2) to Post-effective Amendment No. 2 to the Registration Statement on Form F-6 (File No. 333- 146908), filed with the SEC on November 21, 2022)

2.3	Amended and Restated Shareholders’ Agreement originally dated as of June 7, 2007, as amended and restated on September 27, 2007, among the Company and Shareholders (incorporated by reference to Exhibit 4.4 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

2.4	Description of securities (incorporated by reference to Exhibit 2.4 to Annual Report on Form 20-F filed on April 28, 2023)

2.5	Rights Agreement dated August 13, 2020 between AirNet Technology Inc. and American Stock Transfer & Trust Company, LLC, as Rights Agent (incorporated by reference to Exhibit 4.1 to Form 6-K (File No. 001-33765) filed on August 13, 2020)

2.6	Forms of Rights Certificate and of Election to Exercise, included in Exhibit A to the Rights Agreement (incorporated by reference to Exhibit 4.1 to Form 6-K (File No. 001-33765) filed on August 13, 2020)

4.1	Amended and Restated 2007 Share Incentive Plan (incorporated by reference to Exhibit 99.2 to Form 6-K filed on December 10, 2009)

4.2	2011 Share Incentive Plan (incorporated by reference to Exhibit 4.49 to Annual Report on Form 20-F filed on April 30, 2012)

4.3	2012 Share Incentive Plan. (incorporated by reference to Exhibit 4.3 to Registration Statement on Form S-8 (File No. 333-187442) filed on March 22, 2013)

Exhibit Number	Description
4.4	Form of Employment Agreement between the Company and an Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 to Registration Statement on Form F-1 (File No. 333- 146825), as amended, initially filed on October 19, 2007)

4.5	Form of Employment Agreement between the Company and an Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 to Registration Statement on Form F-1 (File No. 333- 146825), as amended, initially filed on October 19, 2007)

4.6	Investment Framework Agreement dated October 18, 2005, as amended on September 27, 2007, among Man Guo, Qing Xu and CDH China Management Company Limited (incorporated by reference to Exhibit 10.4 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.7	English Translation of Business Cooperation Agreement dated June 14, 2007 between Beijing Shengshi Lianhe Advertising Co., Ltd. (currently known as Beijing Linghang Shengshi Advertising Co., Ltd.) and AirTV United Media & Culture Co., Ltd. (incorporated by reference to Exhibit 10.9 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.8	English Translation of Amended Power of Attorneys dated November 28, 2008 from the shareholders of Beijing Shengshi Lianhe Advertising Co., Ltd. (currently known as Beijing Linghang Shengshi Advertising Co., Ltd.) (incorporated by reference to Exhibit 4.11 to Annual Report on Form 20-F filed on April 28, 2009)

4.9	English Translation of Amended and Restated Technology Development Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.) and Beijing Shengshi Lianhe Advertising Co., Ltd. (currently known as Beijing Linghang Shengshi Advertising Co., Ltd.) (incorporated by reference to Exhibit 10.12 to Registration Statement on Form F-1 (File No. 333- 146825), as amended, initially filed on October 19, 2007)

4.10	English Translation of Supplementary Agreement dated November 30, 2007 to the Amended and Restated Technology Development Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.) and Beijing Shengshi Lianhe Advertising Co., Ltd. (currently known as Beijing Linghang Shengshi Advertising Co., Ltd.) (incorporated by reference to Exhibit 10.1 to Annual Report on Form 20-F filed on April 30, 2008)

4.11	English Translation of Amended and Restated Technology Support and Service Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.) and Beijing Shengshi Lianhe Advertising Co., Ltd. (currently known as Beijing Linghang Shengshi Advertising Co., Ltd.) (incorporated by reference to Exhibit 10.13 to Registration Statement on Form F-1 (File No. 333- 146825), as amended, initially filed on October 19, 2007)

4.12	English Translation of Supplementary Agreement dated November 30, 2007 to the Amended and Restated Technology Support and Service Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.) and Beijing Shengshi Lianhe Advertising Co., Ltd. (currently known as Beijing Linghang Shengshi Advertising Co., Ltd.) (incorporated by reference to Exhibit 10.2 to Annual Report on Form 20-F filed on April 30, 2008)

Exhibit Number	Description
4.13	English Translation of Amended and Restated Equity Pledge Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.), Beijing Shengshi Lianhe Advertising Co., Ltd. (currently known as Beijing Linghang Shengshi Advertising Co., Ltd.) and the shareholders of Beijing Shengshi Lianhe Advertising Co., Ltd. (incorporated by reference to Exhibit 10.14 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.14	English Translation of Supplementary Agreement dated November 28, 2008 to the Amended and Restated Equity Pledge Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.), Beijing Shengshi Lianhe Advertising Co., Ltd. (currently known as Beijing Linghang Shengshi Advertising Co., Ltd.) and the shareholders of Beijing Shengshi Lianhe Advertising Co., Ltd. (incorporated by reference to Exhibit 4.17 to Annual Report on Form 20-F filed on April 28, 2009)

4.15	English Translation of Amended and Restated Call Option Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.), Beijing Shengshi Lianhe Advertising Co., Ltd. (currently known as Beijing Linghang Shengshi Advertising Co., Ltd.) and the shareholders of Beijing Shengshi Lianhe Advertising Co., Ltd. (incorporated by reference to Exhibit 10.15 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.16	English Translation of Supplementary Agreement dated November 28, 2008 to the Amended and Restated Call Option Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.), Beijing Shengshi Lianhe Advertising Co., Ltd. (currently known as Beijing Linghang Shengshi Advertising Co., Ltd.) and the shareholders of Beijing Shengshi Lianhe Advertising Co., Ltd. (incorporated by reference to Exhibit 4.19 to Annual Report on Form 20-F filed on April 28, 2009)

4.17	English Translation of Amended Power of Attorneys dated November 28, 2008 from the shareholders of Beijing AirMedia UC Advertising Co., Ltd. (currently known as Beijing Wangfan Jiaming Advertising Co., Ltd.) (incorporated by reference to Exhibit 4.32 to Annual Report on Form 20-F filed on April 28, 2009)

4.18	English Translation of Technology Development Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.) and Beijing AirMedia UC Advertising Co., Ltd. (currently known as Beijing Wangfan Jiaming Advertising Co., Ltd.) (incorporated by reference to Exhibit 10.22 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.19	English Translation of Supplementary Agreement dated November 30, 2007 to the Amended and Restated Technology Development Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.) and Beijing AirMedia UC Advertising Co., Ltd. (currently known as Beijing Wangfan Jiaming Advertising Co., Ltd.) (incorporated by reference to Exhibit 10.5 to Annual Report on Form 20-F filed on April 30, 2008)

4.20	English Translation of Technology Support and Service Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.) and Beijing AirMedia UC Advertising Co., Ltd. (currently known as Beijing Wangfan Jiaming Advertising Co., Ltd.) (incorporated by reference to Exhibit 10.23 to Registration Statement on Form F-1 (File No. 333- 146825), as amended, initially filed on October 19, 2007)

Exhibit Number	Description
4.21	English Translation of Supplementary Agreement dated November 30, 2007 to the Amended and Restated Technology Support and Service Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.) and Beijing AirMedia UC Advertising Co., Ltd. (currently known as Beijing Wangfan Jiaming Advertising Co., Ltd.) (incorporated by reference to Exhibit 10.6 to Annual Report on Form 20-F filed on April 30, 2008)

4.22	English Translation of Equity Pledge Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.), Beijing AirMedia UC Advertising Co., Ltd. and the shareholders of Beijing AirMedia UC Advertising Co., Ltd. (currently known as Beijing Wangfan Jiaming Advertising Co., Ltd.) (incorporated by reference to Exhibit 10.24 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.23	English Translation of Supplementary Agreement dated November 28, 2008 to the Equity Pledge Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.), Beijing AirMedia UC Advertising Co., Ltd. and the shareholders of Beijing AirMedia UC Advertising Co., Ltd. (currently known as Beijing Wangfan Jiaming Advertising Co., Ltd. ) (incorporated by reference to Exhibit 4.38 to Annual Report on Form 20-F filed on April 28, 2009)

4.24	English Translation of Call Option Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.), Beijing AirMedia UC Advertising Co., Ltd. and the shareholders of Beijing AirMedia UC Advertising Co., Ltd. (currently known as Beijing Wangfan Jiaming Advertising Co., Ltd.) (incorporated by reference to Exhibit 10.25 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

4.25	English Translation of Supplementary Agreement dated November 28, 2008 to the Call Option Agreement dated June 14, 2007 among AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.), Beijing AirMedia UC Advertising Co., Ltd. and the shareholders of Beijing AirMedia UC Advertising Co., Ltd. (currently known as Beijing Wangfan Jiaming Advertising Co., Ltd.) (incorporated by reference to Exhibit 4.40 to Annual Report on Form 20-F filed on April 28, 2009)

4.26	English Translation of Supplementary Agreement No. 2 to Call Option Agreement dated May 27, 2010 among AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.), Beijing AirMedia UC Advertising Co., Ltd. and the shareholders of Beijing AirMedia UC Advertising Co., Ltd. (currently known as Beijing Wangfan Jiaming Advertising Co., Ltd.) (incorporated by reference to Exhibit 4.45 to Annual Report on Form 20-F filed on May 28, 2010)

4.27	English Translation of Supplementary Agreement dated October 31, 2008 among AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.) and the shareholders of Beijing AirMedia UC Advertising Co., Ltd. (currently known as Beijing Wangfan Jiaming Advertising Co., Ltd.), supplementing the original Loan Agreement dated January 1, 2007 (incorporated by reference to Exhibit 4.41 to Annual Report on Form 20-F filed on April 28, 2009)

4.28	English Translation of Supplementary Agreement No. 2 to the Equity Pledge Agreement dated May 27, 2010 among AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.), Beijing AirMedia UC Advertising Co., Ltd. and the shareholders of Beijing AirMedia UC Advertising Co., Ltd. (currently known as Beijing Wangfan Jiaming Advertising Co., Ltd.) (incorporated by reference to Exhibit 4.46 to Annual Report on Form 20-F filed on May 28, 2010)

Exhibit Number	Description
4.29	English Translation of Power of Attorneys dated April 1, 2008 from the shareholders of Beijing Yuehang Digital Media Advertising Co., Ltd. (incorporated by reference to Exhibit 4.42 to Annual Report on Form 20-F filed on April 28, 2009)

4.30	English Translation of Technology Development Agreement dated April 1, 2008 between AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.) and Beijing Yuehang Digital Media Advertising Co., Ltd. (incorporated by reference to Exhibit 4.43 to Annual Report on Form 20-F filed on April 28, 2009)

4.31	English Translation of Technology Support and Service Agreement dated April 1, 2008 between AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.) and Beijing Yuehang Digital Media Advertising Co., Ltd. (incorporated by reference to Exhibit 4.44 to Annual Report on Form 20-F filed on April 28, 2009)

4.32	English Translation of Supplementary Agreement dated June 25, 2008 to the Technology Support and Service Agreement dated April 1, 2008 between AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.) and Beijing Yuehang Digital Media Advertising Co., Ltd. (incorporated by reference to Exhibit 4.45 to Annual Report on Form 20-F filed on April 28, 2009)

4.33	English Translation of Equity Pledge Agreement dated April 1, 2008 among AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.), Beijing Yuehang Digital Media Advertising Co., Ltd. and the shareholders of Beijing Yuehang Digital Media Advertising Co., Ltd. (incorporated by reference to Exhibit 4.46 to Annual Report on Form 20-F filed on April 28, 2009)

4.34	English Translation of Call Option Agreement dated April 1, 2008 among AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.), Beijing Yuehang Digital Media Advertising Co., Ltd. and the shareholders of Beijing Yuehang Digital Media Advertising Co., Ltd. (incorporated by reference to Exhibit 4.47 to Annual Report on Form 20-F filed on April 28, 2009)

4.35	English summary of Investment Agreement, dated May 12, 2013, by and among Elec-Tech International Co., Ltd., Beijing AirMedia UC Advertising Co., Ltd. (currently known as Beijing Wangfan Jiaming Advertising Co., Ltd. ) and Beijing Zhongshi Aoyou Advertising Co., Ltd. (incorporated by reference to Exhibit 4.50 to Annual Report on Form 20-F filed on April 25, 2014)

4.36	English summary of Cooperation Agreement for the Establishment of Advertising Company, dated May 2013, by and between Beijing Shengshi Lianhe Advertising Co., Ltd. (currently known as Beijing Linghang Shengshi Advertising Co., Ltd.), and Guangzhou Daozheng Advertising Co., Ltd. (incorporated by reference to Exhibit 4.51 to Annual Report on Form 20-F filed on April 25, 2014)

4.37	English summary of Equity Swap Agreement, dated September 29, 2013, by and between Beijing N-S Digital TV Co., Ltd. and AirMedia Group Inc. (incorporated by reference to Exhibit 4.52 to Annual Report on Form 20-F filed on April 25, 2014)

4.38	Agreement and Plan of Merger, dated as of September 29, 2015, by and among the Registrant, AirMedia Holdings Ltd. and AirMedia Merger Company Limited (incorporated herein by reference to Exhibit 99.2 of our current report on Form 6-K filed with the Commission on September 30, 2015).

Exhibit Number	Description
4.39	English translation of Equity Interest Transfer Agreement in respect of AirMedia Group Inc., dated June 15, 2015, by and among AirMedia Group Inc. (currently known as AirNet Technology Inc.), AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.), Beijing Linghang Shengshi Advertising Co., Ltd., Man Guo and Beijing Longde Wenchuang Investment Fund Management Company. (incorporated by reference to Exhibit 4.39 to Annual Report on Form 20-F filed on May 16, 2016)

4.40	English translation of Supplement Agreement of Equity Transfer, dated November 30, 2015, by and among AirMedia Group Inc. (currently known as AirNet Technology Inc.), AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.), Beijing Linghang Shengshi Advertising Co., Ltd., Man Guo and Beijing Longde Wenchuang Investment Fund Management Company. (incorporated by reference to Exhibit 4.40 to Annual Report on Form 20-F filed on May 16, 2016)

4.41	English translation of Exclusive Technology Consulting and Service Agreement, dated June 5, 2015, by and between AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.) and AirMedia Online Network Technology Co., Ltd. (currently known as Yuehang Sunshine Network Technology Group Co., Ltd.) (incorporated by reference to Exhibit 4.41 to Annual Report on Form 20-F filed on May 16, 2016)

4.42	English translation of Technology Development Agreement, dated June 5, 2015, by and between AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.) and AirMedia Online Network Technology Co., Ltd. (currently known as Yuehang Sunshine Network Technology Group Co., Ltd.) (incorporated by reference to Exhibit 4.42 to Annual Report on Form 20-F filed on May 16, 2016)

4.43	English translation of Technology Support and Service Agreement, dated June 5, 2015, by and between AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.) and AirMedia Online Network Technology Co., Ltd. (currently known as Yuehang Sunshine Network Technology Group Co., Ltd.) (incorporated by reference to Exhibit 4.43 to Annual Report on Form 20-F filed on May 16, 2016)

4.44	English translation of Loan Agreements, dated June 5, 2015, by and between AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.) and the shareholder of AirMedia Online Network Technology Co., Ltd. (currently known as Yuehang Sunshine Network Technology Group Co., Ltd.) (incorporated by reference to Exhibit 4.44 to Annual Report on Form 20-F filed on May 16, 2016)

4.45	English translation of Exclusive Call Option Agreement, dated June 5, 2015, by and between AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.), AirMedia Online Network Technology Co., Ltd. (currently known as Yuehang Sunshine Network Technology Group Co., Ltd.) and the shareholders of AirMedia Online Network Technology Co., Ltd. (currently known as Yuehang Sunshine Network Technology Group Co., Ltd.) (incorporated by reference to Exhibit 4.45 to Annual Report on Form 20-F filed on May 16, 2016)

4.46	English translation of Power of Attorney, dated June 5, 2015, by the shareholders of AirMedia Online Network Technology Co., Ltd. (currently known as Yuehang Sunshine Network Technology Group Co., Ltd.) (incorporated by reference to Exhibit 4.46 to Annual Report on Form 20-F filed on May 16, 2016)

4.47	English translation of Equity Pledge Agreements, dated June 5, 2015, by and among AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.), AirMedia Online Network Technology Co., Ltd. (currently known as Yuehang Sunshine Network Technology Group Co., Ltd.) and the shareholders of AirMedia Online Network Technology Co., Ltd. (currently known as Yuehang Sunshine Network Technology Group Co., Ltd.) (incorporated by reference to Exhibit 4.47 to Annual Report on Form 20-F filed on May 16, 2016)

Exhibit Number	Description
4.48	English translation of Supplement Agreement in respect of the Related Agreement Arrangement of Beijing Linghang Shengshi Advertising Co., Ltd., dated January 21, 2016, by and among AirMedia Technology (Beijing) Co., Ltd., Man Guo and Qing Xu (incorporated by reference to Exhibit 4.48 to Annual Report on Form 20-F filed on May 16, 2016)

4.49	English translation of Supplement Agreement in respect of the Related Agreement Arrangement of Beijing Wangfan Jiaming Advertising Co., Ltd., dated January 21, 2016, by and among AirMedia Technology (Beijing) Co., Ltd., Man Guo and Qing Xu (incorporated by reference to Exhibit 4.49 to Annual Report on Form 20-F filed on May 16, 2016)

4.50	English translation of Supplement Agreement in respect of the Related Agreement Arrangement of AirMedia Online Network Technology Co., Ltd. (currently known as Yuehang Sunshine Network Technology Group Co., Ltd.), dated March 15, 2016, by and among AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.), Man Guo, Qing Xu and Tao Hong (incorporated by reference to Exhibit 4.50 to Annual Report on Form 20-F filed on May 16, 2016)

4.51	English translation of Capital Contribution Agreement for the Establishment of Unicom AirNet (Beijing) Network Co. Ltd. by and among AirMedia Online Network Technology Co., Ltd. (currently known as Yuehang Sunshine Network Technology Group Co., Ltd.), Unicom Boardband Online Co., Ltd. and Chengdu Haite Kairong Aeronautical Technology Co., Ltd. (incorporated by reference to Exhibit 4.51 to Annual Report on Form 20-F filed on June 28, 2017)

4.52	English translation of Memorandum on Subsequent Performance of AirMedia Group Inc. Equity Transfer Agreement and Supplementary Agreement, dated March 28, 2018, by and among AirMedia Group Inc. (currently known as AirNet Technology Inc.), AirMedia Technology (Beijing) Co., Ltd. (currently known as Yuehang Chuangyi Technology (Beijing) Co., Ltd.), Beijing Linghang Shengshi Advertising Co., Ltd., Mr. Man Guo, Mr. Qing Xu, Beijing Longde Wenchuang Investment Fund Management Co., Ltd., Beijing Cultural Center Construction and Development Fund (Limited Partnership) and AirMedia Group Inc. (incorporated by reference to Exhibit 99.1 to Form 6-K (File No. 001-33765) filed on March 29, 2018)

4.53	English translation of Supplementary Agreement for the Memorandum Regarding Continued Implementation of the Agreement on Equity Transfer of AirMedia Group Inc. and its Supplementary Agreement, dated August 23, 2018, by and among AirMedia Group Inc. (currently known as AirNet Technology Inc.), Hangmei United Media Technology (Beijing) Co., Ltd., Beijing Hangmei Shengshi Advertising Co., Ltd., Mr. Man Guo, Mr. Qing Xu, Beijing Longde Wenchuang Investment Fund Management Co., Ltd., Beijing Cultural Center Development Fund (Limited Partnership) and AirMedia Group Inc. (incorporated by reference to Exhibit 4.53 to Annual Report on Form 20-F filed on October 17, 2018)

4.54	English translation of equity transfer agreement in respect of AirMedia Group Inc. (currently known as AirNet Technology Inc.), dated November 5, 2018, by and among Beijing Linghang Shengshi Advertising Co., ltd., Guo Man, Xu Qing, and Jiangsu Hongzhou Investment Co., Ltd. (incorporated by reference to Exhibit 99.2 to Form 6-K (File No. 001-33765) filed on November 7, 2018)

4.55	English translation of Supplementary Agreement for the Memorandum Regarding Continued Implementation of the Agreement on Equity Transfer of AirMedia Group Inc. and its Supplementary Agreement, dated November 2018, by and among AirMedia Group Inc. (currently known as AirNet Technology Inc.), Hangmei United Media Technology (Beijing) Co., Ltd., Beijing Hangmei Shengshi Advertising Co., Ltd., Mr. Man Guo, Mr. Qing Xu, Beijing Longde Wenchuang Investment Fund Management Co., Ltd., Beijing Cultural Center Development Fund (Limited Partnership) and AirMedia Group Inc. (incorporated by reference to Exhibit 4.55 to Annual Report on Form 20-F filed on April 30, 2019)

Exhibit Number	Description
4.56	English translation of Supplementary Agreement to Equity Transfer Agreement in respect of AirMedia Group Inc. (currently known as AirNet Technology Inc.), dated October 30, 2019, by and among Beijing Linghang Shengshi Advertising Co., Ltd., Guo Man, Xu Qing, and Jiangsu Hongzhou Investment Co., Ltd. (incorporated by reference to Exhibit 99.2 to Form 6-K (File No. 001-33765) filed on November 8, 2019)

4.57	Investment Agreement by and among AirNet Technology Inc., Mr. Man Guo and Unistar Group Holdings Limited dated December 30, 2020 (incorporated by reference to Exhibit 99.2 to Current Report on Form 6-K furnished on January 4, 2021)

4.58	Investment Agreement by and among AirNet Technology Inc., Mr. Man Guo and Northern Shore Group Limited dated February 4, 2021 (incorporated by reference to Exhibit 99.2 to Current Report on Form 6-K furnished on February 5, 2021)

4.59	Investment Agreement dated April 6, 2022 by and among AirNet Technology Inc., Mr. Man Guo, Mrs. Dan Shao and Unistar Group Holdings Ltd. (incorporated by reference to Exhibit 99.2 to Current Report on Form 6-K furnished on April 6, 2022)

4.60	Warrant Agreement dated April 6, 2022 by and among AirNet Technology Inc. and Unistar Group Holdings Ltd. (incorporated by reference to Exhibit 99.3 to Current Report on Form 6-K furnished on April 6, 2022)

4.61	Warrant Agreement dated April 6, 2022 by and among AirNet Technology Inc. and Northern Shore Group Limited (incorporated by reference to Exhibit 99.4 to Current Report on Form 6-K furnished on April 6, 2022)

4.62	Termination Agreement dated June 21, 2023 by and among AirNet Technology Inc., Mr. Herman Man Guo, Mrs. Dan Shao, Unistar Group Holdings Ltd. and Northern Shore Group Limited (incorporated by reference to Exhibit 99.2 to Current Report on Form 6-K furnished on June 26, 2023)

4.63	English translation of Equity Transfer Agreement dated February 2, 2024 by and between Yuehang Sunshine Network Technology Group Co., Ltd. and Hainan Oriental Meitong Technology Partnership (incorporated by reference to Exhibit 4.63 to Annual Report on Form 20-F filed on April 26, 2024)

4.64	Share Subscription Agreement dated February 8, 2024 by and between AirNet Technology Inc. and Wealthy Environment Limited (incorporated by reference to Exhibit 4.64 to Annual Report on Form 20-F filed on April 26, 2024)

4.65	Investor Repurchase Agreement dated March 19, 2024 by and among AirNet Technology Inc., Unistar Group Holdings Ltd. and Northern Shore Group Limited (incorporated by reference to Exhibit 4.65 to Annual Report on Form 20-F filed on April 26, 2024)

4.66	Form of Share subscription Agreement dated April 15, 2024 by and among AirNet Technology Inc. and certain investors (incorporated by reference to Exhibit 4.66 to Annual Report on Form 20-F filed on April 26, 2024)

4.67	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 99.1 to Current Report on Form 6-K furnished on February 19, 2025)

4.68	Form of the Director Offer Letter (incorporated by reference to Exhibit 99.1 to Current Report on Form 6-K furnished on March 4, 2025

4.69	Hosting Services Agreement dated December 20, 2024 by and between AirNet Technology Inc. and BTC KZ (incorporated by reference to Exhibit 99.1 to Current Report on Form 6-K furnished on March 21, 2025)

8.1*	List of the Registrant’s subsidiaries

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)

11.2	Insider Trading Policy (incorporated by reference to Exhibit 11.2 to Annual Report on Form 20-F filed on April 28, 2023)

Exhibit Number	Description
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certifications by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certifications by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Audit Alliance LLP

15.2*	Consent of Assenture PAC

15.3*	Consent of Beijing DOCVIT Law Firm

15.4*	Consent of Maples and Calder (Hong Kong) LLP

97.1	Policy Relating to Recovery of Erroneously Awarded Compensation (incorporated by reference to Exhibit 97.1 to Annual Report on Form 20-F filed on April 26, 2024)

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File - The cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

*	Filed herewith
**	Furnished with this annual report on Form 20-F

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: May 2, 2025	AIRNET TECHNOLOGY INC.

	By:	/s/ Dan Shao
	Name:	Dan Shao
	Title:	Chief Executive Officer

AIRNET TECHNOLOGY INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of AirNet Technology Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of AirNet Technology Inc. and its subsidiaries (collectively, the Company) as of December 31, 2023, and the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows, for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2023, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2(b) to the consolidated financial statements, the Company has a history of operating losses and negative operating cash flows and has negative working capital of approximately US$56 million as of December 31, 2023. These conditions indicate that a material uncertainty exists that raise substantial doubt on the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note2(b) to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Going concern

Description of the Matter

 As described in Note 2(b) to consolidated financial statements, the Company has a history of operating losses and negative operating cash flows and has negative working capital of approximately US$56 million as of December 31, 2023. These conditions indicate that a material uncertainty exists that raise substantial doubt on the Company's ability to continue as a going concern. The Group plans to strengthen the air travel media network business to drive its revenues and bring in cash from operation, as well as to explore new business models to diversify its revenue stream. Historically, the Group has relied principally on both operational sources of cash and non-operational sources of equity and debt financing to fund its operations and business development. The Group’s ability to continue as a going concern depends on management’s ability to successfully execute its business plan which includes increasing the utilization rate of existed staffs and potential financing from public market or private placement. In addition, the shareholders of the Company will provide financing support to the Company if needed within next twelve months to ensure sufficient working capital for the Company’s operation and development. However, there is no assurance that the measures above can be achieved as planned.

This significant unusual situation is a critical audit matter as it relates to a material disclosure of going concern and involved complex estimation by management and auditor subjective.

/s/ Audit Alliance LLP

Audit Alliance LLP

Singapore

April 26, 2024

PCAOB ID Number 3487

We have served as the Company’s auditor since 2021.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors and shareholders of

AirNet Technology Inc. and subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of AirNet Technology Inc. and its subsidiaries (collectively, the Company) as of December 31, 2024, and the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows, for the year ended December 31, 2024, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2024, and the consolidated results of its operations and its cash flows for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2(b) to the consolidated financial statements, the Company has a history of operating losses and negative operating cash flows and has negative working capital of approximately US$52.6 million as of December 31, 2024. These conditions indicate that a material uncertainty exists that raise substantial doubt on the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2(b) to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Going concern

Description of the Matter

As described in Note 2(b) to consolidated financial statements, the Company has a history of operating losses and negative operating cash flows and has negative working capital of approximately US$52.6 million as of December 31, 2024. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Historically, the Company has relied principally on both operational sources of cash and non-operational sources of equity and debt financing to fund its operations and business development. The Company’s ability to continue as a going concern depends on management’s ability to successfully execute its business plan which includes increasing the utilization rate of existing staffs and potential financing from public market or private placement. However, there is no assurance that the measures above can be achieved as planned.

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

Disposal of One World, Global Travel and its Subsidiaries

Description of the Matter

On August 31, 2024, the Group resolved to dispose One World, Global Travel and its subsidiaries. The entities were disposed to Mr. Jiang Hao for exchange of US$1. The discontinued operations had a major effect on the Company’s operations and financial results, which triggers discontinued operations accounting in accordance with FASB ASC 205-20-45. The results of operations related to the discontinued operations for the year ended December 31, 2024 were reported as income (loss) from discontinued operations.

This significant unusual situation is a critical audit matter as it relates to a material disclosure of Discontinued operation and involved complex estimation by management and auditor subjective.

How we Addressed the Matter in Our Audit

Our principal audit procedures included, among others:

●	Obtaining an understanding, and evaluating transaction on whether it is fair and reasonable;

●	Reviewing supporting document to proof transfer of ownership;

●	Reviewing the relevant disclosures to the consolidated financial statements.

/s/ Assentsure PAC

Singapore
May 2, 2025
PCAOB ID Number 6783

We have served as the Company’s auditor since 2025.

AirNet Technology Inc. and Subsidiaries

Consolidated Balance Sheets

(Stated in U.S. dollars in thousands, except share and per share data)

	December 31, 2023	December 31, 2024

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$150	$113
Accounts receivable, net	19	-
Other current assets, net	24,989	25,638
Amount due from related parties	191	204
Current assets of discontinued operations	4,566	-
Total current assets	29,915	25,955

OTHER ASSETS
Property and equipment, net	10,239	34,265
Long-term investments, net	32,018	-
Right-of-use assets	2	-
Total non-current assets	42,259	34,265

Total assets	72,174	60,220

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES

CURRENT LIABILITIES
Accounts payable	11,601	11,442
Accrued expenses and other current payables	10,553	10,432
Deferred revenue	7,292	7,269
Consideration received from buyer	28,169	27,400
Payable for earnout commitment	21,487	20,900
Amounts due to related parties	2,266	-
Taxes payable	1,495	1,152
Lease liabilities, current	6	-
Current liabilities of discontinued operations	1,550	-
Total current liabilities	84,419	78,595

OTHER LIABILITIES
Amounts due to related parties, non-current	8,842	3,631
Total non-current liabilities	8,842	3,631

Total liabilities	93,261	82,226

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares ($0.04 par value; 900,000,000 shares authorized; 4,525,643 and 15,639,877 shares issued as of December 31, 2023 and 2024, respectively; 4,474,836 and 14,332,648 shares outstanding as of December 31, 2023 and 2024, respectively)*	181	575
Additional paid-in capital	298,750	311,740
Treasury shares (24,818 and 1,307,229 shares as of December 31, 2023 and 2024)	(1,148)	(1,517)
Deferred share compensation	-	(814)
Accumulated deficits	(318,813)	(332,464)
Accumulated other comprehensive income	32,879	33,407
Total AirNet Technology Inc. shareholders’ equity	11,849	10,927

NON-CONTROLLING INTERESTS	(32,936)	(32,933)

Total deficits	(21,087)	(22,006)

Total liabilities and shareholders’ equity	$72,174	$60,220

*	The shares and per share information are presented on a retroactive basis to reflect the consolidation of ordinary shares and change of authorized share capital (Note 11).

The accompanying notes are an integral part of these consolidated financial statements.

AirNet Technology Inc. and Subsidiaries

Consolidated Statements of Operations and Comprehensive Income (Loss)

(Stated in U.S. Dollars in thousands, except for share and per share data)

	For the Years Ended December 31,
	2022	2023	2024

Revenues	$2,774	$928	$386
Business tax and surcharges	(101)	(83)	(43)
Net revenues	2,673	845	343

Cost of revenues	3,114	1,376	306

Gross (loss) profit	(441)	(531)	37

Operating expenses:
Selling expenses	1,411	559	259
General and administrative expenses	5,483	2,731	6,558
Research and development	35	35	-
Total operating expenses	6,929	3,325	6,817

Loss from continuing operations	(7,370)	(3,856)	(6,780)

Other income (expenses):
Interest expenses, net	(835)	(320)	(84)
(Loss) gains from long-term investments	(2,670)	114	(3,749)
Other income, net	4,909	4,186	15
Total other income (expenses), net	1,404	3,980	(3,818)

(Loss) income from continuing operation before income taxes	(5,966)	124	(10,598)

Income tax expense	17	1	-

Net (loss) income from continuing operation	(5,983)	123	(10,598)

Discontinued operations:
Net loss from discontinued operations, net of income taxes	(6,328)	(317)	(1,603)
Loss from disposal of discontinued operations, net of income taxes	-	-	(1,447)
Net loss from discontinued operations	(6,328)	(317)	(3,050)

Net loss	(12,311)	(194)	(13,648)

Less: Net income attributable to non-controlling interests	1,024	380	3

Net loss attributable to AirNet Technology Inc.	$(13,335)	$(574)	$(13,651)

Net loss	$(12,311)	$(194)	$(13,648)

Foreign currency translation adjustment	359	(72)	528

Total comprehensive loss	(11,952)	(266)	(13,120)

Less: Total comprehensive income (loss) attributable to non-controlling interests	1,024	(527)	3

Total comprehensive (loss) income attributable to AirNet Technology Inc.	$(12,976)	$261	$(13,123)

Weighted average number of ordinary shares outstanding - basic and diluted*	7,803,348	6,571,281	11,199,744

Loss per ordinary share - basic and diluted*	$(1.71)	$(0.09)	$(1.22)

*	The shares and per share information are presented on a retroactive basis to reflect the consolidation of ordinary shares (Note 11).

The accompanying notes are an integral part of these consolidated financial statements.

AirNet Technology Inc. and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity

(Stated in U.S. Dollars in thousands, except for share and per share data)

	Ordinary shares outstanding		Additional paid-in	Treasury	Deferred share	Accumulated	Accumulated other comprehensive	Total AirNet Technology Inc. shareholders’	Noncontrolling	Total Equity
	Shares*	Par Value	capital	shares	compensation	deficits	income	equity	interests	(Deficits)
BALANCE, December 31, 2022	8,923,687	$359	$332,746	$(1,148)	$-	$(318,239)	$32,044	$45,762	$(32,409)	$13,353
Share repurchase for cancellation of equipment purchase	(4,448,851)	(178)	(34,001)	-	-	-	-	(34,179)	-	(34,179)
Share-based compensation	-	-	5	-	-	-	-	5	-	5
Foreign currency translation adjustment	-	-	-	-	-	-	835	835	(907)	(72)
Net (loss) income	-	-	-	-	-	(574)	-	(574)	380	(194)
BALANCE, December 31, 2023	4,474,836	$181	$298,750	$(1,148)	$-	$(318,813)	$32,879	$11,849	$(32,936)	$(21,087)
Share-based compensation	1,200,000	48	1,284	-	(1,332)	-	-	-	-	-
Amortization of share-based compensation	-	-	-	-	518	-	-	518	-	518
Sales of ordinary shares	3,372,788	135	5,565	-	-	-	-	5,700	-	5,700
Issuance of ordinary shares to repay debts	6,567,431	262	7,290	-	-	-	-	7,552	-	7,552
Repurchase of ordinary shares for subsidiary disposal	(1,307,229)	(52)	-	(1,517)	-	-	-	(1,569)	-	(1,569)
Issuance of treasury shares to employees	24,818	1	(1,149)	1,148	-	-	-	-	-	-
Additional ordinary shares of round-up adjustment due to equipment purchase cancellation	4	-	-	-	-	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	528	528	-	528
Net (loss) income	-	-	-	-	-	(13,651)	-	(13,651)	3	(13,648)
BALANCE, December 31, 2024	14,332,648	$575	$311,740	$(1,517)	$(814)	$(332,464)	$33,407	$10,927	$(32,933)	$(22,006)

*	The shares and per share information are presented on a retroactive basis to reflect the consolidation of ordinary shares (Note 11).

The accompanying notes are an integral part of these consolidated financial statements.

AirNet Technology Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(Stated in U.S. Dollars in thousands, except for share and per share data)

	For the Years Ended December 31,
	2022	2023	2024

Cash flows from operating activities:
Net (loss) income from continuing operations	$(5,983)	$123	$(10,598)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Allowance for (recovery of) credit losses	100	(119)	(3)
Depreciation and amortization	808	963	29
Amortization of right-of-use assets	17	14	2
Share-based compensation	60	5	518
Loss (gains) from long-term investments	2,670	(114)	3,749
Cost of non-deductible input VAT that generated in prior years	27	132	7
Write-off non-deductible input VAT	-	-	2,425
Changes in operating assets and liabilities:
Accounts receivable	737	1,338	22
Prepayments	628	-	-
Other current assets	2,422	1,136	(3,081)
Long-term deposits	142	371	-
Accounts payable	(2,591)	(4,173)	(159)
Accrued expenses and other current payables	(457)	(430)	(287)
Deferred revenue	4,317	(453)	(23)
Amount due to related parties	76	(87)	-
Taxes payable	(1,098)	(370)	(343)
Lease liabilities	(17)	(13)	(6)
Net cash provided by (used in) continuing operating activities	1,858	(1,677)	(7,748)
Net cash (used in) provided by discontinued operating activities	(1,244)	(140)	30,469
Net cash provided by (used in) operating activities	614	(1,817)	22,721

Cash flows from investing activities:
Purchase of property and equipment	-	-	(24,278)
Disposal of long-term investments	-	-	27,371
Cash decrease due to deconsolidation	-	-	(20)
Net cash provided by continuing investing activities	-	-	3,073
Net cash used in discontinued investing activities	-	-	(32,296)
Net cash used in investing activities	-	-	(29,223)

Cash flows from financing activities:
Cash received from short-term bank loans	10,745	-	-
Cash repaid for short-term bank loans	(11,942)	(12,822)	-
Cash repaid to third party	(537)	-	-
Cash received from loans due to related parties	1,098	11,600	228
Cash received from loans due to third parties	2,449	-	-
Loans provided to related parties	(601)	-	-
Proceeds from issuance of ordinary shares through private offerings	-	-	5,700
Net cash provided by (used in) continuing financing activities	1,212	(1,222)	5,928
Net cash provided by discontinued financing activities	-	-	227
Net cash provided by (used in) financing activities	1,212	(1,222)	6,155

Effect of exchange rate changes	(695)	509	290

Net change in cash, cash equivalents and restricted cash	1,131	(2,530)	(57)
Cash, cash equivalents and restricted cash - beginning of year	1,569	2,700	170
Cash, cash equivalents and restricted cash - end of year	2,700	170	113
Less: Cash, cash equivalents and restricted cash of discontinued operations at end of year	198	20	-
Total cash, cash equivalents and restricted cash of continuing operations at end of year	$2,502	$150	$113

Supplemental disclosure of cash flow information:
Income tax paid	$12	$-	$-
Interests paid	$838	$-	$-

Supplemental non-cash information:
Shares issued for purchase of property and equipment	$34,179	$-	$-
Shares issued to repay amounts due to related parties upon execution of offset agreement	$-	$-	$7,552
Shares repurchased for subsidiary disposal	$-	$-	$1,569

The following table provides a reconciliation of cash and restricted cash reported within the statement of financial position that sum to the total of the same amounts shown in the statement of cash flows:

Cash and cash equivalents	$2,502	$150	$111
Restricted cash	-	-	2
Total cash, cash equivalents and restricted cash shown in the consolidated statements of cash flows	$2,502	$150	$113

The accompanying notes are an integral part of these consolidated financial statements.

AIRNET TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2024

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

The Company also conducted the cryptocurrencies mining business operations by its Hong Kong subsidiary Blockchain Dynamics Limited. On March 19, 2024, the Group has resolved to dispose Blockchain Dynamics Limited together with its subsidiary. On August 31, 2024, the Group has resolved to dispose One World Global Travel Inc. and Global International Travel Limited together with its subsidiaries. On January 1, 2025, the Company resumed its cryptocurrencies mining business and the business was later conducted by its newly established Hong Kong subsidiary.

The accompanying consolidated financial statements reflect the activities of the Company and each of the following entities:

	Date of		Percentage of
	incorporation/	Place of	legal
Name	acquisition	incorporation	ownership

Intermediate Holding Company:
Broad Cosmos Enterprises Ltd. (“Broad Cosmos”)	June 26, 2006	British Virgin Islands (“BVI”)	100
AirNet International Limited (“AirNet International”)	July 14, 2007	BVI	100
AirNet (China) Limited (“AN China”)	August 5, 2005	Hong Kong	100
One World Global Travel Inc. (“One World”) (3)	February 29, 2024	the U.S.	100
Global International Travel Limited (“Global Travel”) (3)	March 1, 2024	BVI	100
IGlobal Travel Limited (“IGlobal Travel”) (3)	March 15, 2024	Hong Kong	100
Subsidiaries:
Blockchain Dynamics Limited (1)	January 11, 2021	Hong Kong	100
Energy Bytes Inc.(1)	January 21, 2022	United States	100
Yuehang Chuangyi Technology (Beijing) Co., Ltd. (“Chuangyi Technology”)	September 19, 2005	the PRC	100
Shenzhen Yuehang Information Technology Co., Ltd. (“Shenzhen Yuehang”)	June 6, 2006	the PRC	100
Xi’an Shengshi Dinghong Information Technology Co., Ltd. (“Xi’an Shengshi”)	December 31, 2007	the PRC	100
Beijing Youxing Technology Co., Ltd. (“Beijing Youxing”) (3)	April 10, 2024	the PRC	100
Beijing Labaku Information Technology Co., Ltd. (“Beijing Labaku”) (3)	May 14, 2024	the PRC	100
Beijing Suida Real Estate Development Co., Ltd. (“Beijing Suida”) (3)	November 30, 2004	the PRC	100
VIEs:
Beijing Linghang Shengshi Advertising Co., Ltd. (“Linghang Shengshi”)	August 7, 2005	the PRC	N/A
Wangfan Tianxia Network Technology Co., Ltd.(“Iwanfan”)	May 6, 2016	the PRC	N/A
Yuehang Sunshine Network Technology Group Co., Ltd. (“AirNet Online”)	April 30, 2015	the PRC	N/A
VIEs’ subsidiaries:
Beijing Yuehang Digital Media Advertising Co., Ltd. (“Beijing Yuehang”)	January 16, 2008	the PRC	N/A
Beijing AirNet Pictures Co., Ltd. (“AirNet Pictures”)	September 13, 2007	the PRC	N/A
Wenzhou Yuehang Advertising Co., Ltd. (“Wenzhou Yuehang”)	October 17, 2008	the PRC	N/A
Beijing Dongding Gongyi Advertising Co., Ltd. (“Dongding”)	February 1, 2010	the PRC	N/A
Guangzhou Meizheng Online Network Technology Co., Ltd. (“Guangzhou Meizheng”)	May 17, 2013	the PRC	N/A
Air Esurfing Information Technology Co., Ltd. (“Air Esurfing”)	September 25, 2013	the PRC	N/A
Wangfan Linghang Mobile Network Technology Co., Ltd. (“Linghang”)	April 23, 2015	the PRC	N/A
Beijing Wangfan Jiaming Pictures Co., Ltd. (“Wangfan Jiaming”)	December 31, 2015	the PRC	N/A
Meizheng Network Information Technology Co., Ltd. (“Meizheng Network”)	August 8, 2016	the PRC	N/A
Beijing Wangfan Jiaming Advertising Co., Ltd. (“Jiaming Advertising”)	January 1, 2007	the PRC	N/A
Shandong Airmedia Cheweishi Network Technology Co., Ltd. (“Shangdong Cheweishi”) (2)	July 21, 2016	the PRC	N/A
Dingsheng Ruizhi (Beijing) Investment Consulting Co., Ltd. (“Dingsheng Ruizhi”)	May 25, 2016	the PRC	N/A
Yuehang Zhongying E-commerce Co., Ltd. (“Zhongying”)	May 17, 2018	the PRC	N/A
Beijing Airport United Culture Media Co., Ltd. (“Airport United”)	June 19, 2018	the PRC	N/A
Yuehang Sunshine (Beijing) Asset Management Co., Ltd. (“Yuehang Asset”)	January 18, 2019	the PRC	N/A
Air Joy Media Private Limited (“Air Joy”)	November 15, 2019	Singapore	N/A

(1)	The two subsidiaries were disposed in March 2024.
(2)	The subsidiary discontinued operations in January 2024.
(3)	The subsidiaries were disposed in August 2024.

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

Call option agreement: Under the call option agreements between Chuangyi Technology and the shareholders of Linghang Shengshi, Beijing Yuehang and Jiaming Advertising, the shareholders of those VIEs irrevocably granted Chuangyi Technology or its designated third party an exclusive option to purchase from the VIEs’ shareholders, to the extent permitted under PRC law, all the equity interests in the VIEs, as the case may be, for the minimum amount of consideration permitted by the applicable law without any other conditions. Under the call option agreements between Chuangyi Technology and the shareholders of AirNet Online, the shareholders of AirNet Online irrevocably granted Chuangyi Technology or its designated third party an exclusive option to purchase from the shareholders of AirNet Online, to the extent permitted under PRC law, all the equity interests in AirNet Online, as the case may be. To the extent the applicable PRC law does price for such equity interests, such purchase price shall equal the amount of actual payment made by the respective shareholders of AirNet Online with respect to the equity interests whether in the form or share capital injection or secondary purchase price. If and where the applicable PRC law requires the valuation of the subject equity interests or otherwise has restrictions on the purchase price for such equity interests, such purchase price shall equal the minimum amount of consideration permitted by the applicable law. In addition, under these agreements (except for the call option agreements between Chuangyi Technology and the shareholders of AirNet Online), Chuangyi Technology has undertaken to act as guarantor of VIEs in all operations-related contracts, agreements and transactions and commit to provide loans to support the business development needs of VIEs or if the VIEs suffer operating difficulties, provided that the relevant VIE’s shareholders satisfy the terms and conditions in the call option agreements. Under PRC laws, to provide an effective guarantee, a guarantor needs to execute a specific written agreement with the beneficiary of the guarantee. As Chuangyi Technology has not entered into any written guarantee agreements with any third-party beneficiaries to guarantee the VIEs’ performance obligations to these third parties, none of these third parties can demand performance from Chuangyi Technology as a guarantor of the VIEs’ performance obligations. The absence of a written guarantee agreement, however, does not affect the conclusion that the Group is the primary beneficiary of the VIEs and in turn should consolidate the financials of the VIEs. The term of each call option agreement is ten years and such terms can be renewed upon expiration at Chuangyi Technology’s sole discretion.

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

discontinue or restricting the Group’s PRC subsidiaries’ and affiliates’ operations;

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

The following financial statement information for AirNet’s VIEs were included in the accompanying consolidated financial statements, presented net of intercompany eliminations:

	As of December 31,	As of December 31,
	2023	2024

Total current assets	$40,336	$48,594
Total non-current assets	30,116	9,986

Total assets	70,452	58,580

Total current liabilities	171,625	275,028
Total non-current liabilities	8,842	3,631

Total liabilities	$180,467	$278,659

	For the years ended December 31,
	2022	2023	2024

Net revenues	2,867	$845	$343
Net (loss) income	(2,482)	2,236	(11,227)
Net cash provided by (used in) operating activities	1,729	(1,514)	32,737
Net cash used in investing activities	—	—	(29,223)
Net cash provided by (used in) financing activities	1,212	(1,222)	455

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

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (SEC).

(b)	Going concern

The Group has a history of operating losses, $13,335, $574 and $13,651 for the years ended December 31, 2022, 2023 and 2024, and has negative working capital of $52,640 as of December 31, 2024. These conditions raise substantial doubt about the Group’s ability to continue as a going concern.

Historically, the Group has relied principally on both operational sources of cash and non-operational sources of equity and debt financing to fund its operations and business development. The Group’s ability to continue as a going concern depends on management’s ability to successfully execute its business plan which includes increasing the utilization rate of existing staffs and potential financing from public market or private placement. However, there is no assurance that the measures above can be achieved as planned. Nevertheless, management prepared the consolidated financial statements assuming the Group will continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

(c)	Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, its VIEs and its VIEs’ subsidiaries. All inter-company transactions and balances have been eliminated upon consolidation.

(d)	Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period and accompanying notes, including allowance for credit losses, the useful lives of property and equipment, impairment of long-term investments, impairment of long-lived assets, share-based compensation and valuation allowance for deferred tax assets. Actual results could differ from those estimates.

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

The fair value of certain assets and liabilities such as cash and cash equivalents, accounts receivable, other current assets, amount due from related parties, amount due to related parties, accounts payable, accrued expenses and other current payables, and deferred revenue have been determined to approximate carrying amounts due to the short maturities of these instruments. The Group did not have any other financial assets and liabilities or nonfinancial assets and liabilities that are measured at fair value on recurring basis as of December 31, 2023 and 2024.

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

Due to the disposal of Blockchain Dynamics Limited together with its subsidiary and the disposal of One World, Global Travel together with its subsidiaries, which had a major effect on the Company’s results of operations, revenues, costs and expenses related to the businesses have been reclassified in the accompanying consolidated financial statements as discontinued operations for all the periods presented.

(i)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid deposits which are unrestricted as to withdrawal or use, and which have original maturities of three months or less when purchased.

(j)	Cryptocurrencies

On March 19, 2024, the Company resolved to dispose Blockchain Dynamics Limited and its subsidiary and temporarily paused the cryptocurrency mining business. Cryptocurrencies are included in the current assets of discontinued operations in the accompanying consolidated balance sheets. Cryptocurrencies awarded to the Group through its mining activities are accounted for in connection with the Group’s revenue recognition policy disclosed below.

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

(k)	Allowance for credit losses

The Group adopted ASC 326 Financial Instruments – Credit Losses using the modified retrospective approach through a cumulative-effect adjustment to accumulated deficit. Management used an expected credit loss model for the impairment of accounts receivable as of period ends. Management believes the aging of accounts receivable is a reasonable parameter to estimate credit loss, and determines credit losses for accounts receivables using an aging schedule as of period ends. The credit loss rates under each aging schedule were developed on basis of the average historical loss rates from previous years, and adjusted to reflect the effects of those differences in current conditions and forecasted changes. Management measured the credit losses of accounts receivable on a collective basis. When an accounts receivable does not share risk characteristics with other accounts receivables, management will evaluate such accounts receivable for credit loss on an individual basis. Doubtful accounts balances are written off and deducted from allowance, when receivables are deemed uncollectible, after all collection efforts have been exhausted and the potential for recovery is considered remote.

(l)	Property and equipment, net

Property and equipment are carried at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Digital display network equipment	5 years
Furniture and fixture	5 years
Computer and office equipment	3-5 years
Vehicle	5 years
Software	5 years
Office property	40 years
Miners	3 years
Leasehold improvement	Shorter of the term of the lease or the estimated useful lives of the assets

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

As of December 31, 2024, the net carrying amount of long-lived assets consisted of property and equipment of $34,265. The property and equipment mainly included office building located in the center of Beijing with a net carrying amount of $8,555.

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

The Company recorded nil, nil and $27,535 impairment charges for the years ended December 31, 2022, 2023 and 2024, respectively.

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

At the commencement date, the Group recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate for the same term as the underlying lease. The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All right-of-use assets are reviewed for impairment. No impairment for right-of-use lease assets as of December 31, 2024.

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

The Group is a principal as it controls the specified service before that service is transferred to a customer. The Group is primarily responsible for fulfilling the promise to provide the specified service, and it has discretion in establishing the price for the specified service.

Generally, the Group recognizes revenue under ASC Topic 606 for each type of its performance obligation either over time (generally, the transfer of a service) or at a point in time (generally, the transfer of content) as follows:

The Group’s revenues are mainly derived from selling advertising time slots on the Group’s advertising networks.

Revenue by service categories

	For the years ended December 31,
	2022	2023	2024
Revenues from operations:
Air Travel Media Network	$2,768	$928	$386
Others	6	—	—
	$2,774	$928	$386

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

The Group also generates revenue from programs that are run on airlines for a period of time. The Group signs standard contracts with the customer who has the copyright of movies or TV programs and requires the Group to play the program for a fixed fee on airlines for a specified time. The Group recognizes program display revenues ratably over the performance period for which the program is played, so long as collection remains probable.

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

Cryptocurrency mining: The Group enters into digital asset mining pools by executing contracts with the mining pool operators to provide computing power to the mining pool. In exchange for providing computing power, the Group is entitled to a fractional share of the fixed cryptocurrency award the mining pool operator receives for successfully adding a block to the blockchain. The Group’s fractional share is based on the proportion of computing power the Group contributed to the mining pool operator to the total computing power contributed by all mining pool participants in solving the current algorithm.

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

On March 19, 2024, the Company resolved to dispose Blockchain Dynamics Limited and its subsidiary and temporarily paused the cryptocurrency mining business. Therefore, the revenue earned by Blockchain Dynamics Limited and its subsidiary was reclassified as discontinued operations. On January 1, 2025, the Company resumed its cryptocurrencies mining business.

Deferred revenue

Prepayments from customers for advertising service are deferred when corresponding performance obligation is not satisfied and recognized as revenue when the advertising services are rendered. The balance of deferred revenue as of December 31, 2024 is $7,269, the majority of which is $5,003 for the unsatisfied performance obligation with two customers with contracts amount of $5,230.

(q)	Value Added Tax (“VAT”)

The Company’s PRC subsidiaries are subject to value-added taxes at a rate of 6% on revenues and paid after deducting input VAT on purchases. The net VAT balance between input VAT and output VAT is reflected in the account as input VAT receivable or other taxes payable. The Group’s gross revenue is presented net of VAT. As of December 31, 2024, the Group assessed the recoverability of estimated input VAT that was generated in prior year and recognized a cost of non-deductible input VAT that were generated in prior years of $27, $132 and $7 for the years ended December 31, 2022, 2023 and 2024, respectively. The Company also wrote off $2,425 non-deductible input VAT during the year ended December 31, 2024.

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

The Group expenses advertising costs as incurred. Total advertising expenses were $24, nil and nil for the years ended December 31, 2022, 2023 and 2024, respectively, and have been included as part of selling and marketing expenses.

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

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2024, the Group had no uncertain tax positions that if recognized would affect the annual effective tax rate.

The Group is not currently under examination by any income taxing authority, nor has it been notified of an impending examination. As of December 31, 2024, income tax returns for the tax years ended December 31, 2019 through December 31, 2024 remain open for statutory examination.

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

Comprehensive (loss) income includes net (loss) income and foreign currency translation adjustments and is presented net of tax. The tax effect is nil for the three years ended December 31, 2022, 2023 and 2024 in the consolidated statements of comprehensive (loss) income.

(y)	Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and accounts receivable. The Group places their cash with financial institutions with high-credit rating and quality in China. For the years ended December 31, 2022, 2023 and 2024, there were three, three and four customers accounting for 10% or more of total revenue, respectively. As of December 31, 2023 and 2024, there was one and nil customers accounting for 10% or more of total accounts receivables, respectively.

(z)	Net income (loss) per share

Basic net income (loss) per share is computed by dividing net income (loss) attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. Diluted net income (loss) reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Potential common shares in the diluted net income (loss) per share computation are excluded in periods of losses, as their effect would be anti-dilutive.

(aa)	Recently issued accounting standards

In November 2023, the FASB issued Accounting Standards Update (“ASU”) 2023-07 “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures” which expands annual and interim disclosure requirements for reportable segments. These requirements include: (i) disclosure of significant expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of segment profit or loss (collectively referred to as the “significant expense principle”); (ii) disclosure of an amount for other segment items (equal to the difference between segment revenue less segment expenses disclosed under the significant expense principle and each reported measure of segment profit or loss) by reportable segment and a description of their composition; (iii) annual disclosure of a reportable segment’s profit or loss and assets currently required by Topic 280 in interim periods; (iv) clarification that, if the CODM uses more than one measure of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources, a public entity may report those additional measures of segment profit or loss; (v) disclosure of the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) disclosure of segment profit or loss in assessing segment performance and deciding how to allocate resources; and (vi) requiring a public entity that has a single reportable segment provide all the disclosures required by the amendments in this ASU, and all existing segment disclosures in Topic 280. ASU 2023-07 is effective for the Company’s annual periods beginning January 1, 2024, and for interim periods beginning January 1, 2025. The Company adopted ASU 2023-07 on January 1, 2024, and it did not have any material impact on the Company’s consolidated financial statements.

On December 14, 2023, the FASB issued a final standard on improvements to income tax disclosures. The standard requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. The standard is intended to benefit investors by providing more detailed income tax disclosures that would be useful in making capital allocation decisions. ASU 2023-09, Improvements to Income Tax Disclosures, applies to all entities subject to income taxes. For public business entities, the new requirements will be effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the requirements will be effective for annual periods beginning after December 15, 2025. The guidance will be applied on a prospective basis with the option to apply the standard retrospectively. Early adoption is permitted. Management does not expect material impact on its accounting or reporting when implemented.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material impact on its the consolidated financial position, statements of operations and cash flows.

3.	DISCONTINUED OPERATIONS

Disposal of Blockchain Dynamics Limited and its subsidiary

On March 19, 2024, the Group resolved to dispose Blockchain Dynamics Limited together with its subsidiary. The entities were disposed to Mr. Herman Man Guo for exchange of 1,307,229 ordinary shares of the Company at a par value of US$0.04. The discontinued operations had a major effect on the Company’s operations and financial results, which triggers discontinued operations accounting in accordance with FASB ASC 205-20-45. The assets and liabilities related to the discontinued operations are classified as assets/liabilities of discontinued operations as of December 31, 2023 and 2024, while results of operations related to the discontinued operations for the years ended December 31, 2022, 2023 and 2024 are reported as income (loss) from discontinued operations.

The results of discontinued operations for the years ended December 31, 2022, 2023 and 2024 are as follows:

	For the years ended December 31,
	2022	2023	2024
Revenues	$195	$13	$—
Less: Cost of revenues	2,109	—	—
Gross Revenue	(1,914)	13	—
Total operating expenses	4,795	212	—
Loss from discontinued operations	(6,709)	(199)	—
Total other income, net	381	(118)	—
Loss from discontinued operation before income taxes	(6,328)	(317)	—
Income tax expenses from operations	—	—	—
Net loss from discontinued operations	$(6,328)	$(317)	$—

Assets and liabilities of the discontinued operations as of December 31, 2023 and March 19, 2024 and the loss on sale of discontinued operations recognized during the year ended December 31, 2024 are as follows:

	As of December 31,	As of March 19,
	2023	2024
Cash and cash equivalents	$20	$20
Other current assets	4,546	4,546
Total assets of discontinued operations	4,566	4,566

Accrued expenses and other current liabilities	294	294
Amounts due to related parties	1,256	1,256
Total liabilities of discontinued operations	$1,550	$1,550

Total net assets	—	$3,016
Total consideration received	—	1,569
Loss on sale of discontinued operations	—	$1,447

Disposal of One World, Global Travel and its Subsidiaries

On August 31, 2024, the Group resolved to dispose One World, Global Travel and its subsidiaries. The entities were disposed to Mr. Jiang Hao for exchange of US$1. The discontinued operations had a major effect on the Company’s operations and financial results, which triggers discontinued operations accounting in accordance with FASB ASC 205-20-45. The results of operations related to the discontinued operations for the year ended December 31, 2024 were reported as income (loss) from discontinued operations.

The results of discontinued operations for the year ended December 31, 2024 are as follows:

For the year ended December 31,
2024
Revenues	$—
Less: Cost of revenues	(125)
Gross Revenue	(125)
Total operating expenses	(1,477)
Loss from discontinued operations	(1,602)
Total other income, net	(1)
Loss from discontinued operation before income taxes	(1,603)
Income tax expenses from operations	—
Net loss from discontinued operations	$(1,603)

Assets and liabilities of the discontinued operations as of August 31, 2024 and the loss on sale of discontinued operations recognized during the year ended December 31, 2024 are as follows:

As of August 31,
2024
Cash and cash equivalents	$4,327
Other current assets	24,295
Noncurrent assets	4,028
Total assets of discontinued operations	32,650

Accrued expenses and other current liabilities	778
Amounts due to related parties	33,479
Total liabilities of discontinued operations	$34,257

Total net assets	$(1,607)
Total debts of discontinued operations waived by the Company	1,607
Total consideration received	—
Gain/Loss on sale of discontinued operations	$—

4.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consists of the following:

	As of December 31,	As of December 31,
	2023	2024
Accounts receivable, gross	$2,972	$2,870
Less: Allowance for credit losses	(2,953)	(2,870)
Accounts receivable, net	$19	$-

Movement of allowance for credit losses is as follows:

	For the years ended December 31,
	2022	2023	2024
Beginning of year	$3,150	$2,890	$2,953
Addition	100	130	—
Reverse	(380)	(249)	(3)
Write off	—	265	—
Exchange rate adjustment	20	(83)	(80)
End of period	$2,890	$2,953	$2,870

5.	OTHER CURRENT ASSETS, NET

Other current assets, net, consist of the following:

	As of December 31,			As of December 31,
	2023			2024
	Gross	Allowance	Net	Gross	Allowance	Net

Receivable from third party (i)	$33,147	$(27,464)	$5,683	$31,849	$(26,460)	$5,389
Receivable from AM Advertising and its subsidiaries (ii)	21,218	(7,669)	13,549	20,638	(7,460)	13,178
Input VAT receivable	2,493	—	2,493	—	—	—
Other prepaid expenses	3,710	(1,338)	2,372	3,605	(1,445)	2,160
Short-term deposits	257	—	257	243	—	243
Prepaid selling and marketing fees	518	(354)	164	459	(344)	115
Receivable from non-controlling shareholders	669	(521)	148	651	(507)	144
Prepaid individual income tax and other employee advances	389	(116)	273	378	(113)	265
Others	50	—	50	48	—	48
Receivable from disposal of subsidiaries (iii)	—	—	—	4,096	—	4,096
Total	$62,451	$(37,462)	$24,989	$61,967	$(36,329)	$25,638

(i)	Receivable from third party mainly represented the concession fee deposits of Guangzhou Meizheng for the ceased operations in providing Wi-Fi services on trains that is expected to be refunded within one year and the refund receivable of concession fee from an airline company. As of December 31, 2023 and 2024, the management conducted a review on the outstanding balance and recorded bad debt provision on other current assets for which the collectability is assessed to be remote. It also consisted of loans to third parties are in order to secure them to provide advertising services at prime locations to the Group. As of December 31, 2023 and 2024, the Group had balance of various loan agreements with third parties with aggregate amount of $5,891 and $5,730, respectively with the terms of one year. The interest rates were around 5% without any assets pledged for the years ended December 31, 2023 and 2024, respectively. As of December 31, 2023 and 2024, the bad debt allowance for loan to third parties amounted to $5,891 and $5,730, respectively.

(ii)	Receivable from AM Advertising and its subsidiaries balance amounted to $21,218 and $20,638 as of December 31, 2023 and 2024, respectively. As of December 31, 2023 and 2024, $7,669 and $7,460 of allowance for credit losses were made for the receivable balance, respectively. See Note 19 (b) for further discussion of AM Advertising.

(iii)	On August 31, 2024, the Company resolved to dispose One World, Global Travel and its subsidiaries to a third party (the ‘Transferee”) for exchange of $1 due to loss of control. For the internal transactions between the Company and its subsidiaries in the amount of $4,096, the Transferee shall pay to the Company the total sum of $4,096, or its equivalent in any for (including cash, funds, or goods). The Company received the full repayment of 4,096,433 USDT from the Transferee in April 2025.

Movement of allowance for credit losses of other current assets is as follows:

	For the years ended December 31,
	2022	2023	2024
Beginning of year	$34,846	$31,571	$37,462
Addition	—	6,788	—
Reverse	(647)	—	—
Exchange rate adjustment	(2,628)	(897)	(1,133)
End of year	$31,571	$37,462	$36,329

6.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consist of the following:

	As of December 31,	As of December 31,
	2023	2024
Wi-Fi and network equipment	$16,582	$16,134
Office property	10,544	10,256
Software	10,270	9,217
Digital display network equipment	3,396	3,304
Computer and office equipment	5,157	5,099
Leasehold improvement	2,467	2,400
Furniture and fixture	734	698
Vehicles	558	512
Miners	-	24,278
Total original costs	49,708	71,898
Less: impairment	(14,763)	(14,360)
Less: accumulated depreciation	(24,868)	(23,431)
Construction in progress	162	158
Total property and equipment, net	$10,239	$34,265

Movement of impairment for property and equipment is as follows:

	For the years ended December 31,
	2022	2023	2024
Beginning of year	$16,353	$15,110	$14,763
Addition	—	—	—
Exchange rate adjustment	(1,243)	(347)	(403)
End of year	$15,110	$14,763	$14,360

Depreciation expense for the years ended December 31, 2022, 2023 and 2024 were $808, $963 and $29, respectively. Impairment loss recorded for the years ended December 31, 2022, 2023 and 2024 were nil.

7.	LONG-TERM INVESTMENTS, NET

(a)	Equity method investments, net

The Group had the following equity method investments:

	As of December 31,		As of December 31,
	2023		2024
	Percentage		Percentage
Name of company	of ownership	Amount	of ownership	Amount
	%		%
Lanmeihangbiao Tiandi Internet Investment Management (Beijing) Co., Ltd. (“LMHB”) (1)	40	173	40	165
Unicom AirNet (Beijing) Network Co., Ltd. (“Unicom AirNet”) (2)	33.67	3,848	—	—
Less: impairment on equity method investments:
LMHB (1)		(173)		(165)
Equity method investments, net		$3,848		$—

(1)	In September 2015, AirNet Online entered into an agreement with BlueFocus Wireless Internet (Beijing) Investment Management Co., Ltd. and two individual investors to establish a joint venture, LMHB. LMHB is mainly engaged in investment management of Wi-Fi platform marketing and other mobile internet industries. The investment was fully impaired as of December 31, 2018.
(2)	On February 22, 2017, AirNet Online established Unicom AirNet, jointly with Unicom Broadband Online Co., Ltd. and Chengdu Haite Kairong Aeronautical Technology Co., Ltd., a wholly owned subsidiary of a listed company providing aeronautical technical services. Pursuant to a capital contribution agreement entered into by the relevant parties, AirNet Online invested RMB117.9 million in Unicom AirNet. After this transaction, AirNet Online held 33.67% of equity interests in Unicom AirNet. The investment was accounted for using the equity method of accounting as the Group has the ability to exercise significant influence over the operations of Unicom AirNet. The Group recorded its share of gain of Unicom AirNet of approximately $44 and $73 for the years ended December 31, 2023 and 2024, respectively. In February 2024, the Group entered into an equity transfer agreement with Hainan Oriental Meitong Technology Partnership (“Buyer”), an unaffiliated third party, pursuant to which the Group disposed of all the 33.67% of equity interests held by AirNet Online in Unicom AirNet for an aggregate consideration of RMB197.0 million. In April 2024, the Group received the full amount of the consideration from the Buyer. The net book value of investment in Unicom AirNet was approximately $3,700 before the disposal, and the Group recognized a total disposal gain of approximately $23,647.

(b)	Equity investments without readily determinable fair values, net

The Group had the following equity investments without readily determinable fair values, other-than-temporary impairment of $47,336 and $73,446 was recognized as of December 31, 2023 and 2024, respectively:

	As of December 31,		As of December 31,
	2023		2024
	Percentage		Percentage
Name of company	of ownership	Amount	of ownership	Amount
	%		%
Beijing Zhongjiao Huineng Information Technology Co., Ltd (“Zhongjiao Huineng”) (1)	13	$529	13	$517
AM Advertising (2)	20	74,977	20	72,929
Less: impairment
Zhongjiao Huineng (1)		(529)		(517)
AM Advertising (2)		(46,807)		(72,929)
Equity investments without readily determinable fair values, net		$28,170		$-

(1)	In January 2016, the Group acquired 13.3% equity interest in Zhongjiao Huineng, a company established in the PRC that is mainly engaged in providing WIFI and GPS service to logistic industry. A full impairment loss was provided as of December 31, 2018.

(2)	The investment in AM Advertising was accounted for using the cost method of accounting, as the Group does not have the ability to exercise significant influence on the operation from 2016. In December 2018, the Group sold the 20.32% equity interests in AM Advertising but did not derecognize this long-term investment considering the existence of continuing involvement and more than trivial benefit owned by the Group. Meanwhile the Group determined the fair value of this investment in AM Advertising according to the transaction price received, which became the new basis of the investment. Hence, the investment impairment loss of $50,159 in AM Advertising was recorded for the year ended December 31, 2018 and the accumulated impairment was $46,807 as of December 31, 2023, due to changes from foreign currency translation adjustment. As of October 30, 2019, the Group and the transferee entered into a supplementary agreement on the outstanding amount of RMB380 million. The Group assessed that they are not involved in any operations or exercise any influence on AM Advertising, so it made a full impairment of the long-term investment in the year of 2024.

8.	LEASE

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

The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Supplemental balance sheet information related to operating lease was as follows:

	As of December 31,	As of December 31,
	2023	2024
Right-of-use assets	$2	$—

Lease liabilities - current	$6	$—
Lease liabilities - non-current	—	—
Total lease liabilities	$6	$—

For the years ended December 31, 2022, 2023 and 2024, the Group incurred lease expenses as follows.

	For the years ended December 31,
	2022	2023	2024
Operating lease cost	$19	$6	$2

9.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the follows:

	As of December 31,	As of December 31,
	2023	2024
Accrued payroll and welfare	$1,546	$1,396
Other tax payable	43	41
Accrued staff disbursement	994	1,043
Deposit payable	24	23
Other current liabilities (i)	7,634	7,639
Other accrued expenses	312	290
	$10,553	$10,432

(i)	The other current liabilities mainly consist of the amounts due to AM Advertising and its subsidiaries mainly represent the borrowings from AM Advertising and its subsidiaries for daily operations.

10.	INCOME TAXES

AirNet is a tax-exempted company incorporated in the Cayman Islands.

Broad Cosmos is tax-exempted company incorporated in the British Virgin Islands.

AN China and Blockchain Dynamics Limited are subject to Hong Kong tax law. According to Tax (Amendment) (No. 3) Ordinance 2018 published by Hong Kong government, form April 1, 2018, under the two-tiered profits tax rates regime, the profits tax rate for the first HK$2.0 million of assessable profits will be lowered to 8.25% (half of the rate specified in Schedule 8 to the Inland Revenue Ordinance (IRO)) for corporations and 7.5% (half of the standard rate) for unincorporated businesses (mostly partnerships and sole proprietorships). Assessable profits above HK$2.0 million will continue to be subject to the rate of 16.5% for corporations and standard rate of 15% for unincorporated businesses. AN China is qualified to elect the tax rate of 8.25% as it had no assessable profit in 2018, and had a small profit in 2022 and 2023 and a small loss in 2024.

The Group’s subsidiaries in the PRC are all subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws and regulations except for Air Joy, which was incorporated in Singapore with an income tax rate of 17% and had no assessable profit in 2022, 2023 and 2024. The EIT rate for the Group’s operating in PRC was 25% with the following exceptions.

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

Income tax expenses (benefits) are as follows:

	For the years ended December 31,
	2022	2023	2024
Income tax expenses (benefits):
Current	$17	$1	$—
Deferred	—	—	—
	$17	$1	$—

Reconciliation between the provision for income taxes computed by applying the PRC EIT rate of 25% to income before income taxes and the actual provision of income taxes is as follows:

	For the years ended December 31,
	2022	2023	2024

Net loss before provision for income taxes	$(5,966)	$124	$(10,598)
PRC statutory tax rate	25%	25%	25%
Income tax at statutory tax rate	(1,492)	31	(2,649)

Expenses not deductible for tax purpose
Entertainment expenses exceeded the tax limit	28	15	10
Tax effect of impairment loss on property and equipment and intangible assets	668	—	—
Tax effect of long-term investments loss	—	—	937
Tax effect of unrealized net operating loss	6,198	(59)	(8,894)
Changes in valuation allowance	(4,326)	30	10,596
Effect of income tax rate change	(1,026)	—	—
Effect of income tax rate difference in other jurisdictions	(33)	(16)	—
Income tax expenses	$17	$1	$—
Effective tax rates	(0.3)%	(0.8)%	—%

The principal components of the Group’s deferred income tax assets are as follows:

	As of December 31,	As of December 31,
	2023	2024
Deferred tax assets:
Allowance for credit losses	$10,104	$9,943
Net operating loss carry forwards	57,897	67,776
Impairment on equipment	3,691	3,632
Impairment on long-term investment	—	937
Total deferred tax assets	71,692	82,288
Valuation allowance	(71,692)	(82,288)
Total deferred tax assets, net	$—	$—

The Group had deferred tax assets which consisted of tax loss carry-forwards, accruals and reserves which can be carried forward to offset future taxable income. The valuation allowance provided as of December 31, 2023 and 2024 relates to the deferred tax assets generated by the Group’s VIEs. The Group’s subsidiaries, VIEs and VIEs’ subsidiaries in the PRC had total net operating loss carry forwards approximately of $67,776 as of December 31, 2024. The net operating loss carry forwards for the PRC subsidiaries will expire on various dates through year 2026. The Group’s valuation allowance increased by $10,596 from $71,692 as of December 31, 2023 to $82,288 as of December 31, 2024.

For the years ended on December 31, 2022, 2023 and 2024, the Group recognized no interest expense related to unrecognized tax benefits. The Group is not currently under examination by any income taxing authority, nor has it been notified of an impending examination. As of December 31, 2024, tax years of 2019 to 2024 are subject to examination by the tax authorities.

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

However, the Company’s subsidiaries located in the PRC were in a loss position and had accumulated deficit as of December 31, 2024, and the tax basis for the investment was greater than the carrying value of this investment. A deferred tax asset should be recognized for this temporary difference only if it is apparent that the temporary difference will reverse in the foreseeable future. Absent of evidence of a reversal in the foreseeable future, no deferred tax asset for such temporary difference was recorded. The Company did not record any tax on any of the undistributed earnings because the relevant subsidiaries do not intend to declare dividends and the Company intends to permanently reinvest it within the PRC.

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

On May 31, 2024, the authorized share capital of the Company increased from US$1,000,000 divided into 22,500,000 ordinary shares of a nominal or par value of US$0.04 each and 2,500,000 preferred shares of a nominal or par value of US$0.04 each to US$40,000,000 divided into 900,000,000 ordinary shares of a nominal or a par value of US$0.04 each and 100,000,000 preferred shares of a nominal or par value of US$0.04 each, by the creation of an additional 877,500,000 ordinary shares with a par value of US$0.04 each and 97,500,000 preferred shares with a par value of US$0.04 each.

All share and per share data as of December 31, 2022, 2023 and 2024 and for the years ended December 31, 2022, 2023 and 2024 are presented on a retroactive basis.

The calculation of the net income (loss) per share is as follows:

	For the years ended December 31,
	2022	2023	2024
Numerator:
Net loss attributable to AirNet Technology Inc.’s ordinary shareholders	$(13,335)	$(574)	$(13,651)

Denominator:
Weighted average ordinary shares outstanding used in calculating net loss per ordinary share/ADS
Basic and diluted	7,803,348	6,571,281	11,199,744

Net loss per ordinary share/ADS
Basic and diluted	$(1.71)	$(0.09)	$(1.22)

12.	SHARE BASED PAYMENTS

2012 Share incentive plan

In 2012, the Group created the 2012 Share Incentive Plan (the “Plan”) which provides for 6,000,000 ordinary shares options to be granted to employees and directors. Share options under this Plan may vest over a service period, performance condition or market condition, as specified in each award. Share options generally expire 5 years from the grant date. The Group has extended the expiration date of its outstanding options to December 31, 2025.

The following summary of stock option activities for the year ended December 31, 2024:

Outstanding Options
		Weighted		Weighted
		average	Weighted	average
		exercise	average	remaining	Aggregate
	Number of	price	grant-date	contractual	intrinsic
	options	per option	fair value	terms	value
Outstanding as of January 1, 2023	6,540,000	$0.44	$0.35	1.53	$—
Granted	—	—	—	—	—
Exercised	—	—	—	—	—
Forfeited	—	—	—	—	—
Expired	—	—	—	—	—

Outstanding as of December 31, 2023	6,540,000	$0.44	$0.35	0.53	$—
Granted	—	—	—	—	—
Exercised	—	—	—	—	—
Forfeited	—	—	—	—	—
Expired	6,155,032	0.44	0.35	—	—

Outstanding as of December 31, 2024	384,968	$0.24	$0.35	1.00	$—

The total intrinsic value of options exercised during the years ended December 31, 2022, 2023 and 2024 were all nil. The Group recorded share-based compensation of $60, $5 and $518 for the years ended December 31, 2022, 2023 and 2024, respectively. The total unrecognized compensation expense related to unvested share options granted as of December 31, 2024 was nil.

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

No options were granted during 2021 to 2024.

Ordinary shares issued for services

In March 2024, the Group granted an aggregate of 1,200,000 ordinary shares with a fair value of $1,332, determined using the closing price of $1.1 on March 20, 2024, to one service provider. The value of these shares is being amortized over the service period of two years starting from April 1, 2024. During the years ended December 31, 2022, 2023 and 2024, the Group recorded $60, $5 and $518 share-based compensation expense related to services, respectively.

13.	TREASURY SHARES

Up to December 31, 2023, the Company had repurchased an aggregate of 1,306,486 outstanding shares from the open market for a total consideration of $17,400, of which 438,137 outstanding shares had been cancelled and 868,349 outstanding shares were recorded as treasury shares. As a result of Share Consolidation in Note 11, a total of 24,818 outstanding shares was recorded as treasury shares as of December 31, 2023.

On March 19, 2024, the Group resolved to dispose Blockchain Dynamics Limited together with its subsidiary. The entities were disposed to Mr. Herman Man Guo for exchange of 1,307,229 ordinary shares of the Company at a par value of $0.04. In July 2024, a total of 24,818 outstanding shares recorded as treasury shares was reissued to two employees. Therefore, a total of 1,307,229 outstanding shares was recorded as treasury shares as of December 31, 2024.

14.	MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ income. The total contribution for such employee benefits were $686, $319 and $156 for the years ended December 31, 2022, 2023 and 2024, respectively.

15.	STATUTORY RESERVES

As stipulated by the relevant law and regulations in the PRC, the Group’s subsidiaries, VIEs and VIEs’ subsidiaries in the PRC are required to maintain non-distributable statutory surplus reserve. Appropriations to the statutory surplus reserve are required to be made at not less than 10% of profit after taxes as reported in the subsidiaries’ statutory financial statements prepared under the PRC GAAP. Once appropriated, these amounts are not available for future distribution to owners or shareholders. Once the general reserve is accumulated to 50% of the subsidiaries’ registered capital, the subsidiaries can choose not to provide more reserves. The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production and increase in registered capital of the subsidiaries. The Group allocated no statutory reserves during the years ended December 31, 2022, 2023 and 2024. The statutory reserves cannot be transferred to the Company in the form of loans or advances and are not distributable as cash dividends except in the event of liquidation.

16.	RESTRICTED NET ASSETS

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

As of December 31, 2024, the balance of restricted net assets was $260,143, of which $65,622 was attributed to the paid-in-capital, additional paid-in-capital and statutory reserves of the VIEs and VIEs’ subsidiaries, and $194,521 was attributed to the paid in capital, additional paid-in-capital and statutory reserves of WFOE. Under applicable PRC laws, loans from PRC companies to their offshore affiliated entities require governmental approval, and advances by PRC companies to their offshore affiliated entities must be supported by bona fide business transactions.

17.	COMMITMENTS

As of December 31, 2024, the Group had no material purchase commitments or significant leases.

18.	LIABILITIES FOR LITIGATION

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

As of December 31, 2024, the Group did not record a provision for these matters as management believes the possibility of adverse outcome of the matters is remote and any liability it may incur would not have a material adverse effect on its consolidated financial statements. However, it is not possible for the Group to predict the ultimate outcome and the possible range of the potential impact of failure to obtain such disclosed registrations and approvals primarily due to the lack of relevant data and information in the market in this industry in the past.

AM Advertising Dispute

Linghang Shengshi had served a legal letter, dated June 29, 2016 (the “Legal Letter”), on Longde Wenchuang to challenge the proposed transfers by Longde Wenchuang of their equity interests in AM Advertising to Shanghai Golden Bridge InfoTech Co., Ltd. (stock code: 603918), a PRC company with its shares listed on the Shanghai Stock Exchange (“Golden Bridge”). As of the date of the Legal Letter, Linghang Shengshi held 24.84% of the equity interests in AM Advertising. Longde Wenchuang and Culture Center held 28.57% and 46.43%, respectively, of the equity interests in AM Advertising. On June 14, 2016, Longde Wenchuang entered into an equity interest transfer agreement with Golden Bridge to transfer 75% equity interests in AM Advertising to Golden Bridge in consideration for shares in Golden Bridge (the “Transfer”). Longde Wenchuang did not seek consent from Linghang Shengshi with respect to the Transfer in accordance with the provisions of the Company Law of the People’s Republic of China (the “Company Law”). Linghang Shengshi challenges the validity of the Transfer on the ground that it violated the statutory right of first refusal of Linghang Shengshi under the Company Law. Subsequent to the Group’s legal letter, Golden Bridge ceased acquisition of 75% equity interest of AM Advertising from Longde Wenchuang and Culture Center. Longde Wenchuang and Culture Center further dismissed the Group’s representative from Co-CEO position of AM Advertising.

On September 2, 2016, the Group received notice (the “September 2, 2016 Notice”) from the China International Economic and Trade Arbitration Commission (the “CIETAC”) that the Company, Chuangyi Technology, Linghang Shengshi and Mr. Herman Man Guo (collectively, the “Respondents”) were named as respondents by the Culture Center in an arbitration proceeding submitted by the Culture Center to the CIETAC in connection with the sale by the Group of 75% equity interests in AM Advertising to Golden Bridge in June 2015. Culture Center seeks specific performance by the Respondents of certain obligations under the transaction documents, which include, among other things, (i) the pledge by Linghang Shengshi and Mr. Guo of their respective equity interests in AM Advertising to Culture Center as security for their obligations under the transaction documents, (ii) the use of best efforts by the Respondents to cooperate with the Culture Center and Longde Wenchuang to procure the listing of AM Advertising in China and (iii) the performance by the Group and Mr. Guo of their respective non-compete obligations to refrain from holding, operating, or otherwise participating in any business that is the same or substantially the same as that of AM Advertising. The Group believes the arbitration request is without merit and intends to defend the actions vigorously. However, no assurances can be provided that the Group will prevail in this arbitration proceeding. In response to the September 2, 2016 Notice, the Group filed a notice against Culture Center to CIETAC for their breach of contract.

As a result of the above disputes, the Group is no longer able to exercise significant influence in operating and strategic decision of AM Advertising and cannot access to AM Advertising’s financial information. Accordingly, the Group accounted its investment in AM Advertising as equity investments without readily determinable fair values (see Note 7) as of December 31, 2022, 2023 and 2024. AM Advertising and its subsidiaries are no longer related parties to the Group. As of December 31, 2024, the Group treated the provision for earnout commitment of $20,900 as contingent liability and did not record any additional provision for this matter as management believes the possibility of adverse outcome of the matter is remote and any liability it may incur would not have a material adverse effect on its consolidated financial statements.

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

In January 2021, the Group was informed that two of Linghang Shengshi’s bank accounts amounted to $1 in aggregate was frozen by the court as Culture Center applied to the court regardless of the arbitration process in the CIETAC in connection with the sale by the Group of 75% equity interests in AM Advertising. The Group believes the application is non-excused as it conflicted with the arbitration proceeding already submitted by the Culture Center to the CIETAC and defended the actions by applying to the court to unfreeze Linghang Shengshi’s bank accounts. In March 2021, the Group discovered that the equity interest of AirNet Online held by Mr. Herman Man Guo and Mr. Qing Xu was frozen by the court, which was applied to the court by AM Advertising to urge all parties to settle the Transfer (the “Case”). However, the Group believes that the court has no right of jurisdiction to judge this Case as it was essentially consisted with the arbitration process in the CIETAC and would be conflicting, and the Group submitted the objection to the court. The judge of the Case has orally approved the objection and the Case will be withdrawn. As of December 31, 2021, Longde Wenchuang and Culture Center have not issued a written notice requesting the cancellation of the MoU. Therefore, the Group considered the MoU was still effective as of December 31, 2024, and the aforementioned actual payable of earnout provision remained.

In January 2022, the court gave a judgement that Linghang Shengshi, Mr. Herman Man Guo and Mr. Qing Xu should pay RMB 56.7 million and interest (the “debts”) to AM Advertising within 10 days of the effective date of the judgment. In addition, Chuangyi Technology and AirNet is jointly and severally liable for the debts to the AM Advertising. Linghang Shengshi, Mr. Herman Man Guo, Mr. Qing Xu and Chuangyi Technology has entered an appeal to the court. The original judgment is affirmed. As the payable of earnout commitment of RMB 152.6 million have been adjusted since 2019 and the total amount of RMB 95.9 million of other current asset have been recorded per book, the net amount of the contingent liability of $7,639 was reflected under the other current liabilities in the consolidated financial statement of 2024, and no further adjustment was needed in a conclusion.

Franchise agreement dispute

Guangzhou Meizheng had a dispute with Shanghai Railway Culture Advertising Development Co., Ltd. (“Railway Culture”) arising from a franchise agreement. On August 22, 2014, the two parties signed the Franchise Agreement for the Operation of WiFi Wireless Network Services on EMU Trains Under Shanghai Railway Bureau’s Jurisdiction (the “Agreement”), which assigned the franchise right to Guangzhou Meizheng for three years ended on March 31, 2018. According to the Agrement, Guangzhou Meizheng paid security deposit of RMB 4,842,000 and first installment of RMB 24,210,000. In addition, Guangzhou Meizheng hired research people to develop the hardware and software system for the media platform for the trains. However, Railyway Culture did not perform its obligations as stated in the Agreement. Even though it has returned the deposit and first installment back to Guangzhou Meizheng, it still caused Guangzhou Meizheng to incur material losses. On May 23, 2023, Shanghai Jing’an District People’s Court made an original judgement that Railway Culture should compensate Guangzhou Meizheng for RMB 10 million. The two parties appealed, and Shanghai Intellectual Property Court made the final judgement which the original judgement is affirmed. Guangzhou Meizheng received the RMB 10 million compensation from Railway Culture in January 2025, and the compensation was recorded as non-operating income for the year of 2025.

19.	RELATED PARTY TRANSACTIONS

Details of outstanding balances with the Group’s related parties as of December 31, 2023 and 2024 were as follows:

Amount due from related parties:

		As of December 31,
Name of related parties	Relationship	2023	2024
Xu Qing	Shareholder of the Company	$191	$204

The amounts represent interest free advances to the related parties in a short-term basis for operation purpose.

Amount due to related parties:

		As of December 31,
Name of related parties	Relationship	2023	2024
Man Guo	Shareholder	918	—
Dan Shao	Shareholder	10,190	3,631
		$11,108	$3,631

(1)	The Group issued a total of 6,567,431 ordinary shares to the two related parties to repay $7.6 million (RMB 54,374 million) debts on April 30, 2024.

20.	SUBSEQUENT EVENTS

The Company evaluated all events and transactions that occurred after December 31, 2024 up through April 30, 2025 and identified the following subsequent events occurred that would require recognition or disclosure in the Company’s consolidated financial statements.

The Company resumed the cryptocurrencies mining business starting in January 2025. The cryptocurrency mining business had already generated about $6.5 million mining revenue from January to March 2025 for the Company.

On February 19, 2025, the Company entered into certain securities purchase agreement with certain non-U.S. persons as defined in Regulation S of the Securities Act of 1933, as amended, pursuant to which the Company agreed to sell up to an aggregate of 15,555,600 restricted ordinary shares of the Company, par value $0.04 per share, at a price of $0.45 per Share for an aggregate purchase price of approximately $7 million. The net proceeds to the Company from the offering shall be used by the Company for working capital and general corporate purposes.

21.	FINANCIAL INFORMATION OF PARENT COMPANY

(a)	Balance sheet

	As of December 31,
	2023	2024
Assets
Current assets
Cash and cash equivalents	$2	$2
Amount due from subsidiaries	16,294	23,824
Other current assets	110	4,111
Total current assets	16,406	27,937
Property and equipment, net	-	24,278
TOTAL ASSETS	$16,406	$52,215

Liabilities
Current liabilities
Accrued expenses and other current liabilities	$4,557	$350
Amount due to subsidiaries	—	28,577
Investment deficit in subsidiaries	—	12,361
Total liabilities	4,557	41,288

Equity
Ordinary shares ($0.04 par value; 900,000,000 shares authorized; 4,525,643 and 15,639,877 shares issued as of December 31, 2023 and 2024, respectively; 4,474,836 and 14,332,648 shares outstanding as of December 31, 2023 and 2024, respectively)	181	575
Additional paid-in capital	298,750	311,740
Treasury shares (24,818 and 1,307,229 shares as of December 31, 2023 and 2024)	(1,148)	(1,517)
Deferred share compensation	—	(814)
Accumulated deficits	(318,813)	(332,464)
Accumulated other comprehensive income	32,879	33,407
Total equity	11,849	10,927
TOTAL LIABILITIES AND EQUITY	$16,406	$52,215

(b)	Statements of operations

	For the years ended December 31,
	2022	2023	2024
Operating expenses
Selling and marketing	$—	$—	$—
General and administrative	(1,231)	(531)	(1,759)
Total operating expenses	(1,231)	(531)	(1,759)
Other income (loss), net	41	8	(567)
Investment loss in subsidiaries	(12,145)	(51)	(11,325)
Net loss attributable to holders of ordinary shares	$(13,335)	$(574)	$(13,651)

(c)	Statements of cash flow

	For the years ended December 31,
	2022	2023	2024
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(13,335)	$(574)	$(13,651)
Investment loss in subsidiaries	12,145	51	11,325
Share-based compensation	60	5	518
Changes in operating assets and liabilities:
Other current assets	—	—	(4,001)
Accrued expenses and other current liabilities	1,130	518	(4,207)
Amount due from subsidiaries	—	—	4,316
Net cash used in operating activities	—	—	(5,700)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of ordinary shares through private offerings	—	—	5,700
Net cash provided by financing activities	—	—	5,700

Net decrease in cash, cash equivalents and restricted cash	—	—	—
Cash, cash equivalents and restricted cash, at beginning of year	2	2	2
Cash, cash equivalents and restricted cash, at end of year	$2	$2	$2

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES:
Share issuance for purchase of property and equipment	$34,179	$—	$—