Form 20-F
period 2025-12-31
Yueda Digital Holding
filed 2026-04-30
CIK 1413745

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ____________________

For the transition period from __________ to __________

Commission file number: 001-33765

Yueda Digital Holding

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

7545 Irvine Center Drive

Suite 200

Irvine, CA 92618

(Address of principal executive offices)

Qirui Dou

Chief Executive Officer

Yueda Digital Holding

7545 Irvine Center Drive

Suite 200

Irvine, CA 92618

Phone: 949-623-8789

Email: qirui.dou@yuedaholding.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A Ordinary shares, par value US$4.00 per share	YDKG	The Nasdaq Stock Market LLC (The Nasdaq Capital Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2025, Class A 5,529,189 ordinary shares, par value US$4.00 per share, were outstanding.

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

Yes ☐ No ☐

i

INTRODUCTION

Except as otherwise indicated by the context, in this annual report:

●	“ADSs” refers to our American depositary shares, each of which represented our ordinary share, prior to termination of the depositary agreement in May 2025;

●	“advertisers” refer to the ultimate brand-owners whose brands and products are being publicized by our advertisements, including both advertisers who purchase advertisements directly from us and advertisers who do so through third-party advertising agencies;

●	“China” or “PRC” refers to the People’s Republic of China, and only in the context of describing the PRC laws, rules, regulations, regulatory authorities, and any PRC entities or citizens under such rules, laws and regulations and other legal or tax matters in this annual report, excludes Hong Kong, Macau and Taiwan. The operational risks associated with being based in and having operations in mainland China also apply to operations in Hong Kong. While entities and businesses in Hong Kong operate under different sets of laws from mainland China, the legal risks associated with being based in and having operations in mainland China could apply to our operations in Hong Kong, if the laws applicable to mainland China become applicable to entities and businesses in Hong Kong in the future;

●	“AirNet Online” refers to Yuehang Sunshine Network Technology Group Co., Ltd.;

●	“Chuangyi Technology” refers to Yuehang Chuangyi Technology (Beijing) Co., Ltd., our wholly-owned subsidiary in China;

●	“Digital Asset Subsidiaries” refers to Robust Achievement Limited, our wholly-owned subsidiary in Hong Kong and AirNet Technology Ohio Inc., our wholly owned subsidiary in Ohio;

●	“Iwangfan” refers to Wangfan Tianxia Network Technology Co., Ltd.;

●	“Legacy Business” means our historical air travel media network business which was conducted via Broad Cosmos Enterprises Ltd., a British Virgin Islands business company, Air Net International Limited, a British Virgin Islands business company, Air Net (China) Limited, a Hong Kong company, Shenzhen Yuehang Information Technology Co., Ltd., a PRC company, Xian Shengshi Dinghong Information Technology Co., Ltd., a PRC company, Yuehang Chuangyi Technology (Beijing) Co., Ltd., a PRC company, to AR iCapital LLP, a Singaporean company and the VIEs, which we disposed of on September 15, 2025 in exchange for nominal cash consideration of US$1;

●	“Linghang Shengshi” refers to Beijing Linghang Shengshi Advertising Co., Ltd.;

●	“ordinary shares” refers to our Class A ordinary shares, par value US$4.00 per share;

●	“RMB” or “Renminbi” refers to the legal currency of China;

●	“Stapled Warrants” means the warrants to purchase up to 80,826,225 Ordinary Shares (without adjusting for the 2025 Share Consolidation) at an initial exercise price per share of US$3.3405 (or US$344.05, following the 2025 Share Consolidation), subject to certain adjustments, expiring on August 27, 2030. A holder (together with its affiliates and other attribution parties) may not exercise any portion of a Stapled Warrant to the extent that immediately prior to or after giving effect to such exercise the holder would own more than 4.99% or 9.99%, at the holder’s election, of the Company’s outstanding Ordinary Shares immediately after exercise.

●	“U.S. dollars,” “$,” “US$” or “dollars” refers to the legal currency of the United States;

●	“VIEs” means the Legacy Business variable interest entities in which we do not have any equity ownership but whose financial results have been consolidated into our consolidated financial statements based solely on contractual arrangements in accordance with U.S. GAAP, including AirNet Online, Linghang Shengshi and Iwangfan, and “consolidated affiliated entities” refers to, collectively, the VIEs and their respective subsidiaries; and

●	“Unit Warrants” means the warrants to purchase up to 364,000,000 Class A Ordinary Shares (without adjusting for the 2025 Share Consolidation) at a zero exercise price, having originally been purchased for $1.00 per unit, and expiring on October 15, 2026.

●	“Warrants” means the Stapled Warrants and the Unit Warrants;

●	“we,” “us,” “our,” “our company” or “Yueda” refers to (1) Yueda Digital Holding and its subsidiaries, and (2) in the context of describing our historical substantive operations and consolidated financial information regarding the Legacy Business, Yueda Digital Holding, its subsidiaries and the consolidated affiliated entities. The consolidated affiliated entities were PRC companies conducting operations in China, and their financial results have been consolidated into our consolidated financial statements under U.S. GAAP for accounting purposes. Yueda Digital Holding is a holding company with no substantive operations of its own. We do not have any equity ownership in the consolidated affiliated entities.

Holding Company Structure and the VIE Structure

The following diagram illustrates our principal subsidiaries, VIEs and VIEs’ subsidiaries as of the date of this annual report:

Our financial statements are expressed in U.S. dollars, which is our reporting currency. Certain Renminbi figures in this annual report are translated into U.S. dollars solely for the reader’s convenience. Unless otherwise noted, all convenience translations from Renminbi to U.S. dollars in this annual report were made at a rate of RMB6.9931 to $1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2025. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rate stated above, or at all.

Yueda Digital Holding is not a Chinese operating company but a Cayman Islands holding company. Yueda Digital Holding does not have any substantive operations other than directly controlling (1) the Digital Asset Subsidiaries, and (2) historically, the Legacy Business, including (x) Chuangyi Technology, our wholly-owned subsidiary in China that controls and holds the VIEs and their respective subsidiaries through certain contractual arrangements, which conduct our air travel media network business, and (y) Shenzhen Yuehang Information Technology Co., Ltd. and Xi’an Shengshi Dinghong Information Technology Co., Ltd., our wholly-owned subsidiaries in China that conduct our air travel media network business operations.

Investors in our ordinary shares are purchasing equity securities of our ultimate Cayman Islands holding company which controls the Digital Asset Subsidiaries rather than purchasing equity securities of the Legacy Business or any consolidated affiliated entities. Yueda Digital Holding is an investment holding company without substantive operations on its own, and we conduct our business operations through both our Digital Asset Subsidiaries and, historically, the Legacy Business through the consolidated affiliated entities based on certain contractual arrangements.

We, together with our Legacy Business PRC subsidiaries and the consolidated affiliated entities, are subject to PRC laws relating to, among others, restrictions over foreign investments in advertising services companies set out in the Negative List (Edition 2024) promulgated by the Ministry of Commerce, or the MOFCOM, and the National Development and Reform Commission of the PRC, or the NDRC. As a result, we have to control over the consolidated affiliated entities through contractual arrangements. Such structure is used to replicate foreign investment in China-based companies where the PRC law prohibits direct foreign investment in the operating companies. Neither we nor our subsidiaries own any share in the consolidated affiliated entities, and investors may never hold equity interests in the Chinese operating companies. Instead, as a result of our direct ownership in Chuangyi Technology and the contractual agreements with the consolidated affiliated entities, we are regarded as the primary beneficiary of the consolidated affiliated entities for accounting purposes. Accordingly, we have consolidated the financial results of the consolidated affiliated entities in our consolidated financial statements in accordance with the Generally Accepted Accounting Principles in the United States, or U.S. GAAP. See “Item 4. Information on the Company—C. Organizational Structure” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements” for a description of these arrangements. Neither Yueda Digital Holding nor its investors have had an equity ownership in, direct foreign investment in, or control, other than as defined under U.S. GAAP, through contractual arrangements with, the VIEs. The contractual arrangements are not equivalent to an equity ownership in the business of the VIEs and their respective subsidiaries in China. Because of our corporate structure, we are subject to risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to limitation on foreign ownership of PRC companies, and regulatory review of oversea listing of PRC companies through a special purpose vehicle, and the validity and enforcement of the contractual agreements. We are also subject to the risks of uncertainty about any future actions of the PRC government in this regard. Our contractual agreements may not be effective in providing control over the consolidated affiliated entities. We may also be subject to sanctions imposed by PRC regulatory agencies including China Securities Regulatory Commission, or the CSRC, if we fail to comply with their rules and regulations.

We, our Legacy Business PRC subsidiaries and the consolidated affiliated entities face various legal and operational risks and uncertainties related to being based in and having significant operations in China. In particular, on February 17, 2023, the China Securities Regulatory Commission, or the CSRC, promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and the related guidelines, which became effective on March 31, 2023. According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. In addition, an overseas-listed company must also submit the filing with respect to its follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities, within the time frame specified by the Overseas Listing Trial Measures. We believe we are not required to obtain such approval for our initial public offering on November 7, 2007 because such offering made was before the enactment of the Overseas Listing Trial Measures; however, we may be obligated to obtain approvals with the CSRC for our future offerings. If we cannot obtain such approvals or the CSRC rescind our approvals, we may not continue to offer securities to investors and cause the value of our securities to significantly decline or, in extreme cases, become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The filing procedure with the CSRC shall be fulfilled and the approval of other PRC government authorities may be required in connection with our future offshore offering under PRC law, and, we cannot predict whether or for how long we will be able to complete the filing procedure with the CSRC and obtain such approval or complete such filing, if required.”

Following the disposal of the Legacy Business, we do not currently have, or expect to have, any subsidiaries or business operations in China or any revenue from China, and none of our assets, directors, officers or members of senior management are, or are expected to be, located in China, we believe, based on the experience of our management, that there are no restrictions on foreign investments or foreign ownership applicable to the businesses currently conducted by our Hong Kong subsidiaries, and that no foreign exchange controls are currently in force in Hong Kong. However, funds or assets located in Hong Kong may not be available to fund operations or for other use outside of Hong Kong due to the PRC government authorities’ interventions in, or the imposition of restrictions and limitations on, the ability of our Company or our subsidiaries to transfer cash or assets. However, there remains uncertainty as to how the relevant laws and regulations will be implemented, and we cannot assure you that PRC regulatory agencies, including the SAFE, will take the same position. If we or any of our subsidiaries were to be deemed by PRC regulatory authorities to be subject to these restrictions, there is no assurance that we can fully or timely comply with the relevant requirements or complete the required registration, which could have a material and adverse effect on our business, financial condition and results of operations. However, there are various restrictions under current PRC laws and regulations on intercompany fund transfers and foreign exchange control, which mainly include the following:

●	Dividends. PRC companies may pay dividends only out of their accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with PRC accounting standards and regulations, and must first set aside at least 10% of their after-tax profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. In addition, PRC companies are required to complete certain procedural requirements related to foreign exchange control in order to make dividend payments in foreign currencies; and a withholding tax, at the rate of 10% or lower, is payable by a PRC subsidiary upon dividend remittance.

●	Capital expenses. Approval from or registration with competent government authorities is required where Renminbi is to be converted into foreign currency and remitted out of Mainland China to pay capital expenses, such as the repayment of loans denominated in foreign currencies. As a result, PRC companies are required to obtain approval from the State Administration of Foreign Exchange (the “SAFE”) or complete certain registration process in order to use cash generated from their operations to pay off their respective debt in a currency other than Renminbi owed to entities outside Mainland China, or to make other capital expenditure payments outside Mainland China in a currency other than Renminbi.

●	Shareholder loans and capital contributions. Loans by an offshore holding company to its PRC subsidiaries to finance their operations shall not exceed certain statutory limits and must be registered with the local counterpart of the SAFE, and any capital contribution from such holding company to its PRC subsidiaries is required to be registered with the competent PRC governmental authorities.

We are subject to a number of prohibitions, restrictions and potential delisting risk under the Holding Foreign Companies Accountable Act, or the HFCAA. Pursuant to the HFCAA and related regulations, if we have filed an audit report issued by a registered public accounting firm that the PCAOB has determined that it is unable to inspect and investigate completely, the Securities and Exchange Commission, or the SEC will identify us as a “Commission-Identified Issuer,” and the trading of our securities on any U.S. national securities exchange, as well as any over-the-counter trading in the United States, will be prohibited if we are identified as a Commission-Identified Issuer for two consecutive years. In August 2022, the PCAOB, the CSRC and the Ministry of Finance of the PRC signed a Statement of Protocol, which establishes a specific and accountable framework for the PCAOB to conduct inspections and investigations of PCAOB-governed accounting firms in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to resume regular inspections, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, our ordinary shares will be delisted from Nasdaq Capital Market, and our securities will not be permitted for trading over the counter in the United States under the HFCAA and related regulations.

Our financial statements contained in the annual report on Form 20-F for the fiscal year ended December 31, 2025 have been audited by Assentsure PAC, an independent registered public accounting firm that is headquartered and located in Singapore. Assentsure PAC has been inspected by the PCAOB on a regular basis and is currently not among the PCAOB registered public accounting firms headquartered in mainland China and Hong Kong that are subject to the determinations announced by the PCAOB on December 16, 2021, which have been vacated by the PCAOB Board in December 2022 as the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB registered public accounting firms headquartered in mainland China and Hong Kong completely in the same year. For more details about the risk on the HFCAA and its impact on us, see “Item 3. Key Information-D. Risk Factors-Risks Related to Our Corporate Structure” and “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China-Trading in our securities on any U.S. stock exchange and the U.S. over-the-counter market may be prohibited under the HFCAA or the Accelerating Holding Foreign Companies Accountable Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities, and our securities may be prohibited from being traded over the counter.”

As of the date of this annual report, laws and regulations in Hong Kong, including regulatory actions related to data security or anti-monopoly concerns in Hong Kong, do not have a material impact on our ability to conduct business, accept foreign investment, or list on a U.S. or foreign stock exchange.

v

Cash and asset flows through our Legacy Business organization and Hong Kong subsidiary

Cash may be transferred among Yueda Digital Holding, our Legacy Business PRC subsidiaries and the consolidated affiliated entities, as well as our Hong Kong Digital Asset Subsidiary in the following manners: (1) dividends or other distributions may be paid by our PRC subsidiaries to Yueda Digital Holding through our subsidiaries in Hong Kong and the BVI; (2) funds may be paid by the consolidated affiliated entities to our PRC subsidiaries, as service fees according to the contractual arrangements; (3) our PRC subsidiaries and the consolidated affiliated entities may lend to and borrow from each other from time to time for business operation purposes; and (4) funds may be transferred to our PRC subsidiaries from Yueda Digital Holding as needed through our subsidiaries in Hong Kong and the BVI in the form of capital contributions or shareholder loans, as the case may be.

Yueda Digital Holding is a holding company with no material operations of its own. We conducted our Legacy Business through our subsidiaries and the consolidated affiliated entities in China. As a result, our ability to pay dividends and fund any cash and financing requirements we may have depends upon dividends paid by our subsidiaries and cash payments from the consolidated affiliated entities in China. If our existing PRC subsidiaries or the consolidated affiliated entities or any newly formed ones incur any debt on their own behalf in the future, the instruments governing their debts may restrict their ability to pay dividends or make cash payments to us. In addition, our subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance, or PRC GAAP. Under PRC law, each of our PRC subsidiaries and the consolidated affiliated entities is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory surplus reserve until such reserve reaches 50% of its registered capital. In addition, our subsidiaries in China may allocate a portion of its after-tax profits based on PRC GAAP to enterprise expansion funds as well as staff bonus and welfare funds at its discretion, and the consolidated affiliated entities may allocate a portion of its after-tax profits based on PRC GAAP to a discretionary surplus fund at its discretion. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the statutory reserve funds are not distributable as cash dividends. Furthermore, the PRC government imposes regulations on the convertibility of the Renminbi into foreign currencies. Remittance of dividends by our PRC subsidiaries out of China is also subject to certain procedures with the banks designated by the State Administration of Foreign Exchange of the PRC, or SAFE. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We may rely principally on dividends and other distributions on equity paid by our wholly-owned operating subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our operating subsidiaries to pay dividends to us As of the date of this annual report, none of Yueda Digital Holding, our PRC subsidiaries or the affiliated entities have paid any dividends or made any distributions to respective holding companies or any investors, nor do we have any present plan to pay any cash dividends on our securities in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. Yueda Digital Holding and its subsidiaries received RMB5.5 million, RMB1.1 million and nil from the consolidated affiliated entities in 2023, 2024 and 2025, respectively, which included cash advances and service fees made by the consolidated affiliated entities to us for daily operations. The consolidated affiliated entities received RMB2.9 million, RMB52,000 and nil from Yueda Digital Holding and its subsidiaries in 2023, 2024 and 2025, respectively, which included the repayment of aforementioned cash advances for daily operations. Except as disclosed above, in 2023, 2024 and 2025, there was no other cash transfer among Yueda Digital Holding, its subsidiaries and the consolidated affiliated entities, and there were no material asset transfers other than cash transfers within our organization. For details of our cash transfers during the relevant years, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Financial Information Related to the VIEs” and our consolidated financial statements and the notes thereto included elsewhere in this annual report. We currently have not maintained any cash management policies that specifically dictate how funds shall be transferred among Yueda Digital Holding, its subsidiaries, the consolidated affiliated entities and investors. We will determine the payment of dividends and fund transfer based on our specific business needs in accordance with the applicable laws and regulations.

The Legacy Business VIE structure and its associated risks

Our Legacy Business was subject to unique risks associated with the VIE structure. The contractual arrangements with the VIEs have not been tested in court. If the PRC government deems that our contractual arrangements with the VIEs did not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties. The PRC regulatory authorities could disallow our holding company structure, which could lead to a material change in the Legacy Business’ operations. Our holding company, our PRC subsidiaries, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, may affect the financial performance of the VIEs and our company as a whole.

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include but are not limited to:

●	the cryptocurrency business;

●	our growth strategies; and

●	our future business development, results of operations and financial condition.

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

D. Risk Factors

Summary Risk Factors

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks Related to Our Business

●	We incurred net losses in the past and we may incur losses in the future.

●	We have a limited operating history in various business lines, which may make it difficult for you to evaluate our business and prospects.

●	The relaunch of our cryptocurrency mining business could adversely affect our business, results of operations and financial condition.

●	Our cryptocurrency mining business is still under development, with many uncertainties in research of relevant technologies, which makes it hard for us to evaluate its ability to generate revenue through operations.

●	Cryptocurrency mining relies on a steady and inexpensive power supply for operating mining farms and running mining hardware. Failure to access a large quantity of power at reasonable costs could significantly increase our operating expenses and adversely affect our demand for our mining machines.

●	Shortages in, or rises in the prices of mining machines may adversely affect our business.

●	We may not be able to develop our cryptocurrency mining capacity in the safeguard of digital assets because we may fail to anticipate or adapt to technology innovations in a timely manner, or at all.

●	Adverse changes in the regulatory environment in the PRC market could have a material adverse impact on our planned cryptocurrency related business.

●	Because cryptocurrencies may be determined to be investment securities, we may inadvertently violate the Investment Company Act and incur large losses as a result and potentially be required to register as an investment company or terminate operations and we may incur third party liabilities.

●	Banks and financial institutions may not provide banking services, or may cut off services, to businesses that engage in bitcoin-related activities or that accept cryptocurrencies as payment, including financial institutions of investors in our securities.

Risks Related to Doing Business in Hong Kong

●	Potential political and economic instability in Hong Kong may adversely impact our results of operations;

●	The business, financial condition and results of operations of our Hong Kong subsidiaries and/or the value of our securities or our ability to offer or continue to offer securities to investors may be materially and adversely affected to the extent the laws, rules and regulations of the PRC become applicable to us;

●	The PRC government has significant oversight, discretion and control over the manner in which companies incorporated under the laws of the PRC or companies that operate in, or generate revenue from, Mainland China must conduct their business activities. Because of our substantial operations in Hong Kong and given the PRC government’s significant oversight and authority over the conduct of business in Hong Kong generally, if we were to become subject to such oversight, discretion or control, including over overseas offerings of securities and/or foreign investments, it may result in a material adverse change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or become worthless, which would materially affect the interests of our investors;

●	Our Hong Kong subsidiary may be subject to various restrictions on intercompany fund transfers and foreign exchange control under current PRC laws and regulations and could be subject to additional, more onerous restrictions under new PRC laws and regulations that may come into effect in the future, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations;

●	We and our subsidiaries may be subject to a variety of laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations;

●	The future development of national security laws and regulations in Hong Kong could materially impact our business by possibly triggering sanctions and other measures that can cause economic harm to our business;

●	If we are identified by the SEC as a Commission-Identified Issuer for two consecutive years due to the PCAOB’s inability to inspect our auditors, our securities will likely be delisted. The delisting of our securities, or the threat of our securities being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections will deprive investors of the benefits of such inspections;

●	There may be difficulties in effecting service of legal process, conducting investigations, collecting evidence, enforcing foreign judgments or bringing original actions in Hong Kong based on United States or other foreign laws against our directors, officers and members of senior management who are located in Hong Kong; and

●	We and our Hong Kong subsidiaries may be affected by the currency pegging system in Hong Kong and other exchange rate fluctuations.

Risks Related to the Market for Our Ordinary Shares

●	The trading price of our ordinary shares has been and may continue to be volatile.

●	Future resales of a large number of our ordinary shares may cause the market price of our ordinary shares to drop significantly, even if our business is doing well;

●	If we fail to comply with the continued listing requirements of Nasdaq, we would face possible delisting, which would result in a limited public market for our ordinary shares and make obtaining future debt or equity financing more difficult for us.

Risks Related to Our Business

We have experienced negative cash flows from operating activities and incurred net losses in the past. We can provide no assurance of our future operating results. Our independent registered public accounting firm has included an explanatory paragraph in its report on our audited consolidated financial statements expressing substantial doubt about our ability to continue as a going concern. The existence of such doubt may adversely affect our ability to obtain financing necessary for our operations, cause potential business partners and customers to decline to do business with us, and otherwise materially and adversely affect our business, financial condition and results of operations.

We incurred losses from continuing operations of approximately $0.5 million, $2.3 million and $78.9 million for the years ended December 31, 2023, 2024 and 2025, respectively. As of December 31, 2025, we had an accumulated deficit of approximately $360.5 million and net cash used in continuing operating activities was approximately $7.0 million for the year ended December 31, 2025. As more fully described in Note 2(b) to our audited consolidated financial statements, these conditions raise substantial doubt about our ability to continue as a going concern. The going concern uncertainty arises primarily from our history of recurring operating losses, significant accumulated deficit, and negative cash flows from operating activities. These factors, individually and in the aggregate, indicate that we may be unable to continue as a going concern without additional financing or a significant improvement in our operating results.

In response to these conditions, management has implemented, and intends to continue to implement, certain plans to improve our operating results and financial position, including seeking to grow revenue from our Digital Asset Subsidiaries and cryptocurrency mining operations, reducing operating costs, and pursuing additional debt or equity financing as needed. However, there can be no assurance that management will be successful in implementing these plans, that such plans will be sufficient to enable us to continue as a going concern, or that additional financing will be available on terms acceptable to us, or at all. If we are unable to continue as a going concern, we may be forced to seek protection under applicable bankruptcy or insolvency laws, liquidate our assets, or otherwise wind down our operations, any of which would have a material adverse effect on the value of our securities and the interests of our investors.

In spite of our efforts to transition into our new business, we may incur further losses in the future. There is no assurance that we will be able to sustain profitability, generate positive cash flow from operating activities or maintain our current level of financial performance in future periods. We will need to generate and sustain increased revenue and manage our cost structure effectively in order to maintain profitability, and, even if we do, we may not be able to maintain or increase our level of profitability over the long term. Our ability to sustain profitability and generate positive cash flow from operating activities will depend on a mix of factors, some of which are beyond our control, including the price of Bitcoin, our ability to operate and expand our business and manage our services mix, and our ability to secure favorable commercial terms from suppliers. We have a limited operating history in various business lines, which may make it difficult for you to evaluate our business and prospects.

Although we began our business operations in August 2005, we started to explore our in-flight connectivity business in 2015, and began operating our in-flight content business in 2015 as well as divested our airport travel advertising business in 2015. As a result of our business realignment, we completely terminated our advertising service at long-haul buses and gas stations and scaled down our on-train Wi-Fi business significantly in 2018, and in early 2019 ceased operations for Wi-Fi services on trains altogether. In addition, we established a new line of business in relation to cryptocurrency mining in 2021, which was subsequently disposed of in March 2024. By May 2024, we decided to reenter the Cryptocurrency Business and shifted our focus to the Bitcoin market. Our limited operating history in these new business lines may not provide a meaningful basis for you to evaluate our business, financial performance and prospects. It is also difficult to evaluate the viability of our business model because we do not have sufficient experience to address the risks that we may encounter during our business operations. Certain members of our senior management team have worked together for a relatively short period of time and it may be difficult for us to evaluate their effectiveness, on an individual or collective basis, and their ability to address future challenges to our business. Because of our limited operating history, we may not be able to:

●	secure a sufficient number of low-cost hardware for our business from our suppliers;

●	manage our operations;

●	successfully launch new business and operate our existing business;

●	respond to competitive market conditions;

●	maintain adequate control of our costs and expenses; or

●	attract, train, motivate and retain qualified personnel.

Our cryptocurrency mining is still under development, with many uncertainties in research of relevant technologies, which makes it hard for us to evaluate their ability to generate revenue through operations, and to date, each of them has not generated revenue from any commercially available blockchain-based products or services.

We reentered the cryptocurrency mining business in May 2024. Our limited operating history in the research and development of cryptocurrency mining and the relative immaturity of the blockchain industry make it difficult for us to evaluate future prospects of these sectors. Our business may encounter and may continue to encounter, risks and difficulties frequently experienced by growing companies in rapidly developing and changing industries, including challenges in forecasting accuracy, determining appropriate uses of their limited resources, gaining market acceptance, managing a complex and evolving regulatory landscape and developing new products, especially in cryptocurrency industry, a highly volatile industry. Our future operating model of cryptocurrency mining is immature and may require many changes in order for them to scale their operations efficiently and be successful. Investors in our securities should consider the business in light of the risks and difficulties we face as an early-stage company focused on cryptocurrency mining.

Cryptocurrency mining relies on a steady and inexpensive power supply for operating mining farms and running mining hardware. Failure to access a large quantity of power at reasonable costs could significantly increase our operating expenses and adversely affect our demand for our mining machines.

Cryptocurrency mining consumes a significant amount of energy power to process the computations and cool down the mining hardware. Therefore, a steady and inexpensive power supply is critical to cryptocurrency mining. There can be no assurance that the operations of our planned cryptocurrency mining business will not be affected by power shortages or an increase in energy prices in the future. Any increase in energy prices or a shortage in power supply in the area of our mining machines may be located will increase our potential mining costs and reduce the expected economic returns from our mining operation significantly.

In particular, the power supply could be disrupted by natural disasters, such as floods, mudslides and earthquakes, or other similar events beyond our control. Further, we may experience power shortages due to seasonal variations in the supply of certain types of power such as hydroelectricity. Power shortages, power outages or increased power prices could adversely affect our mining businesses. Under such circumstances, our business, results of operations and financial condition could be materially and adversely affected.

Shortages in, or rises in the prices of mining machines may adversely affect our business

Given the long production period to manufacture and assemble mining machines, there is no assurance that we can acquire enough mining machines for our planned cryptocurrency mining. We may rely on third parties to supply mining machines to us, and shortages of mining machines or any delay in delivery of our orders could seriously interrupt our operations. The scale of our cryptocurrency mining capacity depends on obtaining adequate mining machines on a timely basis and at competitive prices. Shortages of mining machines could result in reduced mining capacity, as well as an increase in operation costs, which could materially delay the completion of our mining capacity and commencement of our mining. As a result, our business, results of operations and reputation could be materially and adversely affected.

We may not be able to develop our cryptocurrency mining capacity in the safeguard of digital assets because we may fail to anticipate or adapt to technology innovations in a timely manner, or at all.

The cryptocurrencies mining market is experiencing rapid technological changes. Failure to anticipate technology innovations or adapt to such innovations in a timely manner, or at all, may result in our research becoming obsolete at sudden and unpredictable intervals and, accordingly, we may not successfully develop our mining capacity and cryptocurrency security products at all. To establish our cryptocurrency mining capacity, cryptocurrency protection and insurance products, we will invest heavily in technology research and development. The process of research and developing new technologies in cryptocurrency is inherently complex and involves significant uncertainties. There are a number of risks, including the following:

●	our research and development efforts may fail in resulting in the development or commercialization of new technologies or ideas in blockchain or cryptocurrency;

●	our research and development efforts may fail to translate new product plans into commercially feasible products;

●	our new technologies or new products may not be well received by the markets;

●	we may not have adequate funding and resources necessary for continual investments in research and development;

●	even assuming our technologies and products become marketable or profitable, they may become obsolete due to rapid advancements in technology and changes in the mainstream markets; and

●	our newly developed technologies may not be protected as proprietary intellectual property rights.

Adverse changes in the regulatory environment in the PRC market could have a material adverse impact on our planned cryptocurrency related business.

With advances in technology, cryptocurrencies are likely to undergo significant changes in the future. It remains uncertain whether cryptocurrencies will be able to cope with, or benefit from, those changes. In addition, as cryptocurrency mining employs sophisticated and high computing power devices that need to consume large amounts of electricity to operate, future developments in the regulation of energy consumption, including possible restrictions on energy usage in the jurisdictions where we intend to deploy our mining capacities, may also affect the development of our business plan. There has been negative public reaction to surrounding the environmental impact of Bitcoin mining, particularly the large consumption of electricity, and governments of various jurisdictions have responded.

Further, relevant restrictions from existing and future regulations on mining, holding, using, or transferring of cryptocurrencies may adversely affect our future business operations and results of operations. For example, although mining activities have not been explicitly prohibited by the PRC government, any further order of the PRC government to limit cryptocurrency mining may result in a crackdown on the cryptocurrency market and adversely affect our cryptocurrency-related business plans. If any jurisdictions impose limitations on the mining, use, holding or transferring of cryptocurrencies or any cryptocurrency-related activity, our business prospects, operations and financial results may be negatively impacted.

In addition, if cryptocurrencies or the mining of cryptocurrencies are regarded as securities by various governmental authorities, our planned cryptocurrency mining is likely to be deemed as issuance of cryptocurrencies to investors for financing purpose and thus prohibited under the PRC laws. Any such regulations, if implemented, will cause us to incur additional compliance costs and have a material adverse effect on our future business operations.

We may face intense industry competition.

Cryptocurrency mining is in a highly competitive environment. Our competitors include companies that may have a longer history, larger market share, greater brand recognition, greater financial resources in research or other competitive advantages. We anticipate that competition will increase as cryptocurrencies gain greater acceptance and more players join the market of cryptocurrency mining and mining farm operations.

Strong competition in the market may require us to expand our mining capacities as needed to adequately compete. Such efforts may negatively impact our profitability. If we are unable to effectively meet our business plans in the competitive landscape, our business, financial conditions and results of operations may be adversely affected.

Because cryptocurrencies may be determined to be investment securities, we may inadvertently violate the Investment Company Act and incur large losses as a result and potentially be required to register as an investment company or terminate operations and we may incur third party liabilities.

In recent years, the SEC has ruled that the two most valuable cryptocurrencies-Bitcoin and Ethereum-are not securities. We therefore believe that we are not engaged in the business of investing, reinvesting, or trading in securities, and we do not hold ourselves out as being engaged in those activities. However, under the Investment Company Act a company may be deemed an investment company under section 3(a)(1)(C) thereof if the value of its investment securities is more than 40% of its total assets (exclusive of government securities and cash items) on an unconsolidated basis.

As a result of our investments and our mining activities, including investments in which we do not have a controlling interest, if the investment securities we hold exceed 40% of our total assets, exclusive of cash items and, accordingly, we could be determined that we become an inadvertent investment company. The bitcoins we own, acquire or mine may be deemed an investment security by the SEC, although we do not believe any of the cryptocurrencies we own, acquire or mine are securities. An inadvertent investment company can avoid being classified as an investment company if it can rely on one of the exclusions under the Investment Company Act. One such exclusion, Rule 3a-2 under the Investment Company Act, allows an inadvertent investment company a grace period of one year from the earlier of (a) the date on which an issuer owns securities and/or cash having a value exceeding 50% of the issuer’s total assets on either a consolidated or unconsolidated basis and (b) the date on which an issuer owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer’s total assets (exclusive of government securities and cash items) on an unconsolidated basis. We may take actions to cause the investment securities held by us to be less than 40% of our total assets, which may include acquiring assets with our cash and bitcoin on hand or liquidating our investment securities or bitcoin or seeking a no-action letter from the SEC if we are unable to acquire sufficient assets or liquidate sufficient investment securities in a timely manner.

As the Rule 3a-2 exception is available to a company no more than once every three years, we may have to keep within the 40% limit for at least three years after we cease being an inadvertent investment company. This may limit our ability to make certain investments or enter into joint ventures that could otherwise have a positive impact on our earnings. In any event, we do not intend to become an investment company engaged in the business of investing and trading securities.

Classification as an investment company under the Investment Company Act requires registration with the SEC. If an investment company fails to register, it would have to stop doing almost all business, and its contracts would become voidable. Registration is time consuming and restrictive and would require a restructuring of our operations, and we would be very constrained in the kind of business we could do as a registered investment company. Further, we would become subject to substantial regulation concerning management, operations, transactions with affiliated persons and portfolio composition, and would need to file reports under the Investment Company Act regime. The cost of such compliance would result in the Company incurring substantial additional expenses, and the failure to register if required would have a materially adverse impact to conduct our operations.

Our results of operations may be negatively impacted by sharp Bitcoin price decreases.

The price of Bitcoin and Ethereum may experience significant fluctuations over its relatively short existence and may continue to fluctuate significantly in the future. Overall, the Bitcoin price has been significantly volatile and may remain so. In calendar year 2022, a number of companies in the digital assets industry declared bankruptcy, including cryptocurrency exchanges, hedge funds, miners and lenders, which also led, at least in part, to a significant drop in the Bitcoin price. More recently, the approval of spot Bitcoin exchange-traded funds by the SEC in January 2024 initially drove substantial price appreciation, with Bitcoin reaching new all-time highs in late 2024 and 2025, but this was followed by a sharp correction, with Bitcoin declining by more than 50% from its October 2025 high to its February 2026 low, driven in part by macroeconomic uncertainty, shifting regulatory expectations and broader risk-off sentiment in global markets. Factors that contribute to Bitcoin price volatility generally include, but are not limited to, market sentiment, macroeconomic conditions, the utility of Bitcoin, regulatory developments and idiosyncratic events such as exchange outages or social media activity, some of which are beyond our control. In addition, the April 2024 halving event, which reduced the block reward from 6.25 to 3.125 Bitcoins, has further compressed mining economics and heightened sensitivity to Bitcoin price movements. Furthermore, individuals, companies or groups, as well as Bitcoin exchanges that hold substantial amounts of Bitcoins, can affect the market price of Bitcoin. While mining equipment production and mining pool locations are becoming centralized, the suspicion about the decentralized nature of Bitcoin may cause the market to lose confidence in the prospect of the Bitcoin industry, which would adversely affect Bitcoin price. This in turn could adversely affect the market demand for our services, products and business.

We expect our results of operations to continue to be affected by the Bitcoin price. Any future significant reductions in the price of Bitcoin will likely have a material and adverse effect on our results of operations and financial condition. We cannot assure you that the Bitcoin price will remain high enough to sustain our operation or that the Bitcoin will not decline significantly in the future. Furthermore, fluctuations in the Bitcoin price can have an immediate impact on the trading price of ordinary shares even before our financial performance is affected, if at all.

Various factors, mostly beyond our control, could impact the Bitcoin price. For example, the usage of Bitcoins in the retail and commercial marketplace is relatively low in comparison with the usage for speculation, which contributes to Bitcoin price volatility. Additionally, the reward for Bitcoin mining will decline over time, which may further contribute to Bitcoin price volatility. There is no assurance that we will not be affected by the fluctuations of the prices of the cryptocurrencies.

Our mining operating costs may outpace our mining revenues, which could seriously harm our business or increase our losses.

Our mining operations are costly and our expenses may increase in the future. Such expense increase may not be offset by a corresponding increase in revenue. Our expenses may be greater than we anticipate, and our investments to make our business more efficient may not succeed and may outpace monetization efforts. Increases in our costs without a corresponding increase in our revenue would increase our losses and could seriously harm our business and financial performance.

We have an evolving business model which is subject to various uncertainties.

As Bitcoin assets may become more widely available, we expect the services and products associated with them to evolve. In order to stay current with the industry, our business model may need to evolve as well. From time to time, we may modify aspects of our business model relating to our strategy. We cannot offer any assurance that these or any other modifications will be successful or will not result in harm to our business. We may not be able to manage growth effectively, which could damage our reputation, limit our growth and negatively affect our operating results. Further, we cannot provide any assurance that we will successfully identify all emerging trends and growth opportunities in this business sector and we may lose out on those opportunities. Such circumstances could have a material adverse effect on our business, prospects or operations.

The properties included in our mining network may experience damages, including damages that are not covered by insurance.

Our current mining operation is, and any future mining site we establish will be, subject to a variety of risks relating to physical condition and operation, including:

●	the presence of construction or repair defects or other structural or building damage;

●	any noncompliance with or liabilities under applicable environmental, health or safety regulations or requirements or building permit requirements;

●	any damage resulting from natural disasters, such as hurricanes, earthquakes, fires, floods and windstorms; and

●	claims by employees and others for injuries sustained at our properties.

For example, our mine could be rendered inoperable, temporarily or permanently, as a result of a fire or other natural disaster, the coronavirus, or by a terrorist or other attack on the mine. The security and other measures we take to protect against these risks may not be sufficient. Additionally, our mine could be materially adversely affected by a power outage or loss of access to the electrical grid or loss by the grid of cost-effective sources of electrical power generating capacity. Given the power requirement, it would not be feasible to run miners on back-up power generators in the event of a power outage. In the event of a loss, at any of the mines in our network, such mines may not be adequately repaired in a timely manner or at all and we may lose some or all of the future revenues anticipated to be derived from such mines.

Regulatory changes or actions may alter the nature of an investment in us or restrict the use of cryptocurrencies in a manner that adversely affects our business, prospects or operations.

As cryptocurrencies have grown in both popularity and market size, governments around the world have reacted differently to cryptocurrencies; certain governments have deemed them illegal, and others have allowed their use and trade without restriction, while in some jurisdictions, such as in the U.S., subject to extensive, and in some cases overlapping, unclear and evolving regulatory requirements. Ongoing and future regulatory actions may impact our ability to continue to operate, and such actions could affect our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations.

If the US government or a government in any other jurisdiction changes its policy or regulations to prevent or limit the development of Bitcoin or cryptocurrencies generally, the price of Bitcoin or cryptocurrencies as well as the future development of our cryptocurrency related business would decrease or fail, and our business operations and financial results could be adversely affected. Therefore, our ability to comply with government policies and regulations, and to anticipate and respond to potential changes in government policies and regulations will have a significant impact on our business operations and our overall results of operations.

Banks and financial institutions may not provide banking services, or may cut off services, to businesses that engage in bitcoin-related activities or that accept cryptocurrencies as payment, including financial institutions of investors in our securities.

A number of companies that engage in bitcoin and/or other bitcoin-related activities have been unable to find banks or financial institutions that are willing to provide them with bank accounts and other services. Similarly, a number of companies and individuals or businesses associated with cryptocurrencies may have had and may continue to have their existing bank accounts closed or services discontinued with financial institutions in response to government action, particularly in China, where regulatory response to cryptocurrencies has been to exclude their use for ordinary consumer transactions within China. We also may be unable to obtain or maintain these services for our business. The difficulty that many businesses that provide bitcoin and/or derivatives on other bitcoin-related activities have and may continue to have in finding banks and financial institutions willing to provide them services may be decreasing the usefulness of cryptocurrencies as a payment system and harming public perception of cryptocurrencies, and could decrease their usefulness and harm their public perception in the future.

The usefulness of cryptocurrencies as a payment system and the public perception of cryptocurrencies could be damaged if banks or financial institutions were to close the accounts of businesses engaging in bitcoin and/or other bitcoin-related activities. This could occur as a result of compliance risk, cost, government regulation or public pressure. The risk applies to securities firms, clearance and settlement firms, national stock and derivatives on commodities exchanges, the over-the-counter market, and the Depository Trust Company, which, if any of such entities adopts or implements similar policies, rules or regulations, could negatively affect our relationships with financial institutions and impede our ability to convert cryptocurrencies to fiat currencies. Such factors could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations and harm investors.

The decentralized nature of bitcoin systems may lead to slow or inadequate responses to crises, which may negatively affect our business.

The decentralized nature of the governance of bitcoin systems may lead to ineffective decision making that slows development or prevents a network from overcoming emergent obstacles. Governance of many cryptocurrency systems is by voluntary consensus and open competition with no clear leadership structure or authority. To the extent lack of clarity in corporate governance of cryptocurrency systems leads to ineffective decision making that slows development and growth of such cryptocurrencies, the value of our common stock may be adversely affected.

It may be illegal now, or in the future, to acquire, own, hold, sell or use bitcoin, ether, or other cryptocurrencies, participate in blockchains or utilize similar bitcoin assets in one or more countries, the ruling of which would adversely affect us.

Although currently cryptocurrencies generally are not regulated or are lightly regulated in most countries, one or more countries such as China and Russia, which have taken harsh regulatory action, may take regulatory actions in the future that could severely restrict the right to acquire, own, hold, sell or use these bitcoin assets or to exchange for fiat currency. In many nations, particularly in China and Russia, it is illegal to accept payment in bitcoin and other cryptocurrencies for consumer transactions and banking institutions are barred from accepting deposits of cryptocurrencies. Such restrictions may adversely affect us as the large-scale use of cryptocurrencies as a means of exchange is presently confined to certain regions globally. Such circumstances could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any bitcoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account, and harm investors.

There is a lack of liquid markets, and possible manipulation of blockchain/bitcoin-based assets.

Cryptocurrencies that are represented and trade on a ledger-based platform may not necessarily benefit from viable trading markets. Stock exchanges have listing requirements and vet issuers; requiring them to be subjected to rigorous listing standards and rules, and monitor investors transacting on such platform for fraud and other improprieties. These conditions may not necessarily be replicated on a distributed ledger platform, depending on the platform’s controls and other policies. The laxer a distributed ledger platform is about vetting issuers of bitcoin assets or users that transact on the platform, the higher the potential risk for fraud or the manipulation of the ledger due to a control event. These factors may decrease liquidity or volume or may otherwise increase volatility of investment securities or other assets trading on a ledger-based system, which may adversely affect us. Such circumstances could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any bitcoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account, and harm investors.

Our operations, investment strategies and profitability may be adversely affected by competition from other methods of investing in cryptocurrencies.

We compete with other users and/or companies that are mining cryptocurrencies and other potential financial vehicles, including securities backed by or linked to cryptocurrencies through entities similar to us. Market and financial conditions, and other conditions beyond our control, may make it more attractive to invest in other financial vehicles, or to invest in cryptocurrencies directly, which could limit the market for our shares and reduce their liquidity. The emergence of other financial vehicles and exchange-traded funds have been scrutinized by regulators and such scrutiny and the negative impressions or conclusions resulting from such scrutiny could be applicable to us and impact our ability to successfully pursue our new strategy or operate at all, or to establish or maintain a public market for our securities. Such circumstances could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any bitcoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account, and harm investors.

Our bitcoins may be subject to loss, theft or restriction on access.

There is a risk that some or all of our cryptocurrencies could be lost or stolen in the future. Cryptocurrencies are stored in bitcoin sites commonly referred to as “wallets” by holders of bitcoins which may be accessed to exchange a holder’s bitcoin assets. Access to our bitcoin assets could also be restricted by cybercrime (such as a denial of service attack) against a service at which we maintain a hosted hot wallet. A hot wallet refers to any bitcoin wallet that is connected to the Internet. Generally, hot wallets are easier to set up and access than wallets in cold storage, but they are also more susceptible to hackers and other technical vulnerabilities. Cold storage refers to any bitcoin wallet that is not connected to the Internet. Cold storage is generally more secure than hot storage, but is not ideal for quick or regular transactions and we may experience lag time in our ability to respond to market fluctuations in the price of our bitcoin assets. We may hold all of our cryptocurrencies in cold storage to reduce the risk of malfeasance, but the risk of loss of our bitcoin assets cannot be wholly eliminated.

Hackers or malicious actors may launch attacks to steal, compromise or secure cryptocurrencies, such as by attacking the bitcoin network source code, exchange miners, third-party platforms, cold and hot storage locations or software, or by other means. We may be in control and possession of one of the more substantial holdings of cryptocurrencies. As we increase in size, we may become a more appealing target of hackers, malware, cyber-attacks or other security threats. Any of these events may adversely affect our operations and, consequently, our investments and profitability. The loss or destruction of a private key required to access our digital wallets may be irreversible and we may be denied access for all time to our bitcoin holdings or the holdings of others held in those compromised wallets. Our loss of access to our private keys or our experience of a data loss relating to our digital wallets could adversely affect our investments and assets.

Cryptocurrencies are controllable only by the possessor of both the unique public and private keys relating to the local or online digital wallet in which they are held, which wallet’s public key or address is reflected in the network’s public blockchain. We may publish the public key relating to digital wallets in use when we verify the receipt of transfers and disseminate such information into the network, but we will need to safeguard the private keys relating to such digital wallets. To the extent such private keys are lost, destroyed or otherwise compromised, we will be unable to access our bitcoin rewards and such private keys may not be capable of being restored by any network. Any loss of private keys relating to digital wallets used to store our cryptocurrencies could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any bitcoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account.

Miners may sell a substantial number of cryptocurrencies into the market, which may exert downward pressure on the price of the applicable cryptocurrency and, in turn, could have a material adverse effect on our business, financial condition and results of operations.

Transaction processing requires the investment of significant capital for the acquisition of hardware, leasing or purchasing space, involves substantial electricity costs and requires the employment of personnel to operate the data facilities, which may lead transaction processing operators to liquidate their positions in cryptocurrencies to fund these capital requirements. In addition, if the reward of new cryptocurrencies for transaction processing declines, and/or if transaction fees are not sufficiently high, profit margins for transaction processing operators may be reduced, and such operators may be more likely to sell a higher percentage of their cryptocurrencies. Whereas it is believed that individual operators in past years were more likely to hold cryptocurrencies for more extended periods, the immediate selling of newly transacted cryptocurrencies by operators may increase the supply of such cryptocurrencies on the applicable exchange market, which could create downward pressure on the price of the cryptocurrencies and, in turn, could have a material adverse effect on our business, financial condition and results of operations.

To the extent that the profit margins of cryptocurrency mining operations are not high, mining participants are more likely to sell their earned Bitcoin, which could constrain Bitcoin prices.

Over the past few years, cryptocurrency mining operations have evolved from individual users mining with computer processors, graphics processing units and ASIC servers. Currently, new processing power is predominantly added by incorporated and unincorporated “professionalized” mining operations. These professionalized mining operations, including us, deploy sophisticated ASIC machines, require significant capital investment for hardware acquisition, datacenter operations, and energy costs, and operate with structured financial and operational strategies. Given the capital-intensive nature of professionalized mining, these operations have traditionally needed to maintain healthy profit margins to cover ongoing expenses. To the extent the price of cryptocurrencies declines and such profit margin is constrained, professionalized mining participants are incentivized to more immediately sell cryptocurrencies earned from mining operations, whereas it is believed that individual mining participants in past years were more likely to hold newly mined cryptocurrencies for more extended periods. The immediate selling of newly mined cryptocurrencies greatly increases the trading volume of the cryptocurrencies, creating downward pressure on the market price of cryptocurrency rewards. The extent to which the value of cryptocurrencies mined by a professionalized mining operation exceeds the allocable capital and operating costs determines the profit margin of such operation. A professionalized mining operation may be more likely to sell a higher percentage of its newly mined cryptocurrencies rapidly if it is operating at a low profit margin and it may partially or completely cease operations if its profit margin is negative. In a low profit margin environment, a higher percentage could be sold more rapidly, thereby potentially depressing cryptocurrency prices. Lower cryptocurrency prices could result in further tightening of profit margins for professionalized mining operations creating a network effect that may further reduce the price of cryptocurrencies until mining operations with higher operating costs become unprofitable forcing them to reduce mining power or cease mining operations temporarily. Although we are mitigating the risk by adopting a strategy of funding operational expenditure by securing financing through capital markets and maintaining a flexible posture between holding mined cryptocurrencies as assets and converting them to fiat, such circumstances could have a material adverse effect on our business, prospects or operations and potentially the value of Bitcoin and any other cryptocurrencies we mine or otherwise acquire or hold for our own account.

Risks due to hacking or adverse software event.

In order to minimize risk, we are in the processes to manage wallets that are associated with our future cryptocurrencies holdings. There can be no assurances that any processes we have adopted or will adopt in the future are or will be secure or effective, and we would suffer significant and immediate adverse effects if we suffered a loss of our bitcoin due to an adverse software or cybersecurity event. We may utilize several layers of threat reduction techniques, including: (i) the use of hardware wallets to store sensitive private key information; (ii) performance of transactions offline; and (iii) offline generation storage and use of private keys.

Incorrect or fraudulent bitcoin transactions may be irreversible.

Bitcoin transactions are irrevocable and stolen or incorrectly transferred cryptocurrencies may be irretrievable. As a result, any incorrectly executed or fraudulent bitcoin transactions could adversely affect our investments and assets.

Bitcoin transactions are not, from an administrative perspective, reversible without the consent and active participation of the recipient of the cryptocurrencies from the transaction. In theory, bitcoin transactions may be reversible with the control or consent of a majority of processing power on the network, however, we do not now, nor is it feasible that we could in the future, possess sufficient processing power to effect this reversal. Once a transaction has been verified and recorded in a block that is added to a blockchain, an incorrect transfer of a bitcoin or a theft thereof generally will not be reversible and we may not have sufficient recourse to recover our losses from any such transfer or theft. It is possible that, through computer or human error, or through theft or criminal action, our bitcoin rewards could be transferred in incorrect amounts or to unauthorized third parties, or to uncontrolled accounts. Further, according to the SEC, at this time, there is no specifically enumerated U.S. or foreign governmental, regulatory, investigative or prosecutorial authority or mechanism through which to bring an action or complaint regarding missing or stolen bitcoin. To the extent that we are unable to recover our losses from such action, error or theft, such events could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations of and potentially the value of any bitcoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account.

The future success of our cryptocurrency mining business will depend in large part upon the value of bitcoin; the value of bitcoin may be subject to pricing risk and has historically been subject to wide swings.

The operating results of our cryptocurrency mining business will depend in large part upon the value of bitcoin because it’s the primary cryptocurrency we currently mine. Specifically, our revenues from our bitcoin mining operations are based upon two factors: (1) the number of bitcoin rewards we successfully mine and (2) the value of bitcoin. In addition, our operating results are directly impacted by changes in the value of bitcoin, because under the value measurement model, both realized and unrealized changes will be reflected in our statement of operations (i.e., we will be marking bitcoin to fair value each quarter). This means that our operating results will be subject to swings based upon increases or decreases in the value of bitcoin. Furthermore, our strategy focuses almost entirely on bitcoin (as opposed to other cryptocurrencies). If other cryptocurrencies were to achieve acceptance at the expense of bitcoin or bitcoin cash causing the value of bitcoin or bitcoin cash to decline, or if bitcoin were to switch its proof of work algorithm to another algorithm for which our miners are not specialized, or the value of bitcoin or bitcoin cash were to decline for other reasons, particularly if such decline were significant or over an extended period of time, our operating results would be adversely affected, and there could be a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations, and harm investors.

Bitcoin and other bitcoin market prices, which have historically been volatile and are impacted by a variety of factors, are determined primarily using data from various exchanges, over-the-counter markets and derivative platforms. Furthermore, such prices may be subject to factors such as those that impact commodities, more so than business activities, which could be subjected to additional influence from fraudulent or illegitimate actors, real or perceived scarcity, and political, economic, regulatory or other conditions. Pricing may be the result of, and may continue to result in, speculation regarding future appreciation in the value of cryptocurrencies, or our share price, inflating and making their market prices more volatile or creating “bubble” type risks for both bitcoin and our ordinary shares.

Cryptocurrencies, including those maintained by or for us, may be exposed to cybersecurity threats and hacks.

As with any computer code generally, flaws in bitcoin codes may be exposed by malicious actors. Several errors and defects have been found previously, including those that disabled some functionality for users and exposed users’ information. Exploitations of flaws in the source code that allow malicious actors to take or create money have previously occurred. Despite our efforts and processes to prevent breaches, our devices, as well as our miners, computer systems and those of third parties that we use in our operations, are vulnerable to cyber security risks, including cyber-attacks such as viruses and worms, phishing attacks, denial-of-service attacks, physical or electronic break-ins, employee theft or misuse, and similar disruptions from unauthorized tampering with our miners and computer systems or those of third parties that we use in our operations. Such events could have a material adverse effect on our ability to continue as a going concern or to pursue our business strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any bitcoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account.

If the award of bitcoin rewards, for us primarily bitcoin for solving blocks and transaction fees are not sufficiently high, we may not have an adequate incentive to continue mining and may cease mining operations, which will likely lead to our failure to achieve profitability.

As the number of bitcoin rewards awarded for solving a block in a blockchain decreases, our ability to achieve profitability may not meet our expectation. Decreased use and demand for bitcoin rewards may adversely affect our incentive to expend processing power to solve blocks. If the award of bitcoin rewards for solving blocks and transaction fees are not sufficiently high, we may not have an adequate incentive to increase our mining capacity and may cease our mining operations. The reduction of fixed reward for solving a new block on the bitcoin blockchain may result in a reduction in the aggregate hash rate of the bitcoin network as the incentive for miners decreases. Miners ceasing operations would reduce the collective processing power on the network, which would adversely affect the confirmation process for transactions (i.e., temporarily decreasing the speed at which blocks are added to a blockchain until the next scheduled adjustment in difficulty for block solutions) and make bitcoin networks more vulnerable to a malicious actor or botnet obtaining control in excess of 50 percent of the processing power active on a blockchain, potentially permitting such actor or botnet to manipulate a blockchain in a manner that adversely affects our activities. A reduction in confidence in the confirmation process or processing power of the network could result and be irreversible. Such events could have a material adverse effect on our ability to continue to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any bitcoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account.

We may not adequately respond to price fluctuations and rapidly changing technology, which may negatively affect our business.

Competitive conditions within the bitcoin industry require that we use sophisticated technology in the operation of our business. The industry for blockchain technology is characterized by rapid technological changes, new product introductions, enhancements and evolving industry standards. New technologies, techniques or products could emerge that might offer better performance than the software and other technologies we currently utilize, and we may have to manage transitions to these new technologies to remain competitive. We may not be successful, generally or relative to our competitors in the bitcoin industry, in timely implementing new technology into our systems, or doing so in a cost-effective manner. During the course of implementing any such new technology into our operations, we may experience system interruptions and failures during such implementation. Furthermore, there can be no assurances that we will recognize, in a timely manner or at all, the benefits that we may expect as a result of our implementing new technology into our operations. As a result, our business and operations may suffer, and there may be adverse effects on the price of our ordinary shares.

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

Failure to maintain an effective system of internal control over financial reporting and effective disclosure controls and procedures could have a material and adverse effect on the trading price of our ordinary shares.

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

We have identified material weaknesses in our internal control over financial reporting in the past. If we fail to develop or maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential shareholders could lose confidence in our financial reporting, which would harm our business and the trading price of our securities. In connection with the audit of our consolidated financial statements for the year ended December 31, 2025, our management concluded we had material weaknesses in our internal controls. Despite our continued efforts and the improvement achieved, our management has concluded that we had not maintained effective internal control over financial reporting and disclosure controls and procedures as of December 31, 2025. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses as of December 31, 2025 were related to the weak operating effectiveness and lack of monitoring of controls over financial reporting due to inadequate resources or resources with insufficient experience or training in our financial reporting team, administration team and human resource team. See “Item 15. Controls and Procedures.” Any failure to achieve and maintain effective internal control over financial reporting could negatively affect the reliability of our financial information and reduce investors’ confidence in our reported financial information, which in turn could result in lawsuits being filed against us by our shareholders, otherwise harm our reputation or negatively impact the trading price of our ordinary shares. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements of the Sarbanes-Oxley Act.

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

We conduct business in Hong Kong mainly through our Hong Kong Digital Asset Subsidiary. In 2025, 100% of our total revenue was derived from Hong Kong, and as of December 31, 2025, approximately 99.7% of our assets were located in Hong Kong. Any changes in the economic, social and political conditions in Hong Kong, any escalation in political and trade tensions, including those involving the U.S., Mainland China and Hong Kong, and incidents such as protests, social unrests, strikes, riots, civil disturbances or disobedience in Hong Kong, may have a widespread effect on the business operations of our Hong Kong subsidiaries, which could in turn materially affect our business, financial condition and results of operations. The future development of national security laws and regulations in Hong Kong also could materially impact our business by possibly triggering sanctions or other harmful measures.

Following the disposal of the Legacy Business, we do not currently have any subsidiaries or business operations in Mainland China, generate any revenue from Mainland China, provide products or services in Mainland China, or solicit any customer, or collect, host or manage any customer’s personal data, in Mainland China, and none of its assets, directors, officers or members of senior management are, or are expected to be, located in Mainland China. Accordingly, our management believes, based on their experience, that (i) the laws and regulations of the PRC do not currently have any material impact on our business operations and that the PRC government currently does not exert direct oversight and discretion over the manner in which we conduct our business activities; and (ii) no permission or approval from PRC government authorities, including but not limited to the China Securities Regulatory Commission (the “CSRC”) and the Cyberspace Administration of China (the “CAC”), is required of our Company or any of our subsidiaries for operating our business, listing securities on a foreign stock exchange, maintaining such listing or offering securities to foreign investors. As such, neither we nor any of our subsidiaries have applied for, or been denied, any permission or approval from PRC government authorities for operating our business, listing securities on a foreign stock exchange, maintaining such listing or offering securities to foreign investors. However, we have not engaged PRC legal counsel in connection with reaching these determinations, and there is no guarantee that PRC government authorities will take the same position. If the conclusion that such permissions or approvals are not required proves to be incorrect, or if applicable laws, regulations or interpretations change, and we or any of our subsidiaries is required to obtain such permissions or approvals in the future, any failure to obtain the requisite permissions and approvals or the subsequent denial or rescission of such permissions and approvals could materially and adversely affect our operations, significantly limit or completely hinder our ability to offer or continue to offer securities, and cause the value of our securities to significantly decline or become worthless, which would materially affect the interests of our investors.

Because of our substantial operations in Hong Kong and given that (i) the PRC government has significant oversight and authority over the conduct of business in Hong Kong generally and (ii) there are significant risks and uncertainties regarding the enforcement of PRC laws and regulations as the laws, rules and regulations in the PRC can change quickly with little advance notice, PRC laws, rules and regulations could become applicable to our business in Hong Kong, and we could become subject to such oversight, discretion or control, including over overseas offerings of securities and/or foreign investments, our operations may be materially and adversely affected, our Company’s ability to offer or continue to offer securities to investors may be significantly limited or completely hindered, and the value of our securities could significantly decline or become worthless, which would materially affect the interests of our investors. Furthermore, while we do not believe the recent statements and regulatory actions by the PRC government and regulatory authorities in Hong Kong, such as those related to data security or anti-monopoly concerns, have had any impact on us, such statements and regulatory actions could have a significant impact on our ability to conduct our business, accept foreign investments, or seek or maintain listing on Nasdaq or another U.S. or foreign stock exchange. Any actions by the PRC government or regulatory authorities in Hong Kong to exert more oversight and control over offerings that are conducted overseas by, and/or foreign investment in, issuers that are based in Mainland China or Hong Kong could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or become worthless.

Furthermore, several of our directors, officers and members of senior management are located in Hong Kong, which makes it more difficult (i) to serve legal process within the United States upon these individuals, (ii) to obtain information from these individuals necessary for investigations or lawsuits, (iii) to enforce, both in and outside the United States, judgments obtained in U.S. courts against these individuals in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws, and (iv) to bring an original action in a Hong Kong court to enforce liabilities against these individuals based upon the U.S. federal securities laws. None of our directors, officers and members of senior management is, or is expected to be, located in Mainland China.

Potential political and economic instability in Hong Kong may adversely impact our results of operations.

We conduct business in Hong Kong mainly through our Hong Kong Digital Asset Subsidiary. In 2025, 100% of our total revenue was derived from Hong Kong, and as of December 31, 2025, approximately 99.7% of our assets were located in Hong Kong. Accordingly, any changes in the economic, social and political conditions in Hong Kong could have a material adverse effect on the business operations of our Hong Kong subsidiaries.

Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law of the Hong Kong Special Administrative Region (the “Basic Law”), which is a national law of the PRC and the constitutional document for Hong Kong. The Basic Law provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems.” Nevertheless, we cannot ensure that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. Since we conduct business in Hong Kong, any change of such political arrangements may affect the stability of the economy in Hong Kong, thereby directly affecting our results of operations and financial positions.

In addition, under the Basic Law, Hong Kong is exclusively in charge of its internal affairs and external relations, while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. Any escalation in political and trade tensions, including those involving the U.S., China and Hong Kong, could potentially harm our business. For more details on related risks, see “—The future development of national security laws and regulations in Hong Kong could materially impact our business by possibly triggering sanctions and other measures that can cause economic harm to our business.”

Incidents such as protests, social unrests, strikes, riots, civil disturbances or disobedience in Hong Kong may have a widespread effect on the business operations of our Hong Kong subsidiaries, which could in turn materially affect our business, financial condition and results of operations. In addition, policies of the PRC government, which are subject to frequent changes, can have significant effects on economic conditions in Hong Kong.

The future development of national security laws and regulations in Hong Kong could materially impact our business by possibly triggering sanctions and other measures that can cause economic harm to our business.

On June 30, 2020, the Standing Committee of China’s National People’s Congress (the “NPC”) passed the Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region, or the Hong Kong National Security Law, which was promulgated in Hong Kong by Hong Kong’s Chief Executive on the same day. Among other things, the Hong Kong National Security Law criminalizes separatism, subversion, terrorism and foreign interference in Hong Kong. On July 14, 2020, former U.S. President Donald Trump signed the Hong Kong Autonomy Act, or HKAA, into law, authorizing the U.S. government to impose sanctions against foreign individuals and entities who are determined by the U.S. government to have materially contributed to the failure to preserve Hong Kong’s autonomy. The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The implementation of the Hong Kong National Security Law may trigger sanctions or other forms of penalties by foreign governments. It is difficult to predict the full impact of the HKAA on Hong Kong and companies located in Hong Kong. If any of our Hong Kong subsidiaries or Hong Kong-based content and channel partners or commercial partners is determined to be in violation of the Hong Kong National Security Law or the HKAA, our business operations, financial position and results of operations could be materially and adversely affected.

The business, financial condition and results of operations of our Hong Kong subsidiaries and/or the value of our securities or our ability to offer or continue to offer securities to investors may be materially and adversely affected to the extent the laws, rules and regulations of the PRC become applicable to us.

We do not currently have any subsidiaries or business operations in Mainland China, generate any revenue from Mainland China, provide our products or services in Mainland China, or solicit any customer, or collect, host or manage any customer’s personal data, in Mainland China, and none of our assets, directors, officers or members of senior management are, or are expected to be, located in Mainland China. Accordingly, we believe that the laws, rules and regulations of the PRC do not currently have any material impact on our business, financial condition and results of operations or the initial or continued listing of our securities, notwithstanding the fact that we have substantial operations in Hong Kong.

Pursuant to the Basic Law, (i) national laws of the PRC, except for those listed in Annex III of the Basic Law, shall not be applied in Hong Kong, and (ii) the national laws listed in Annex III of the Basic Law shall be limited to those relating to defense, foreign affairs and other matters that are deemed to be outside the autonomy of Hong Kong under the Basic Law. As a result, national laws of the PRC not listed in Annex III of the Basic Law, such as certain laws relating to cybersecurity, data protection, personal information protection, and certain enterprise tax laws, may not apply in Hong Kong.

To the extent any PRC laws, rules and regulations, including but not limited to the laws mentioned in the preceding paragraph, were to become applicable to our business in Hong Kong, we may be required to make substantial changes to our business operations and how we seek financing, may have to incur substantial costs in order to comply with such laws, rules and regulations and may be subject to fines, penalties and sanctions if we are unable to comply with such laws, rules and regulations in a timely manner, or at all. The application of such PRC laws, rules and regulations may have a material adverse impact on our business, financial conditions and results of operations and our ability to offer or continue to offer securities to investors, any of which may cause the value of our securities to significantly decline or become worthless. In addition, we will face risks and uncertainties associated with the rapidly evolving PRC legal system. For example, PRC laws, regulations, policies and their interpretations may change quickly with little or no advance notice. In particular, because many laws, regulations and policies are relatively new, and because of the limited number of published decisions and the non-precedential nature of these decisions, the interpretations of these laws, regulations and policies may contain inconsistencies, and their enactment timetable, implementation and enforcement involve uncertainties. For more details, see “—We and our subsidiaries may be subject to a variety of laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations.”

The PRC government has significant oversight, discretion and control over the manner in which companies incorporated under the laws of the PRC or companies that operate in, or generate revenue from, Mainland China must conduct their business activities. Because of our substantial operations in Hong Kong and given the PRC government’s significant oversight and authority over the conduct of business in Hong Kong generally, if we were to become subject to such oversight, discretion or control, including over overseas offerings of securities and/or foreign investments, it may result in a material adverse change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or become worthless, which would materially affect the interests of our investors.

Following the disposal of our Legacy Business, we do not have any subsidiaries or business operations in Mainland China, generate any revenue from Mainland China, provide our products or services in Mainland China, or solicit any customer, or collect, host or manage any customer’s personal data, in Mainland China and none of our assets, directors, officers or members of senior management are, or are expected to be, located in Mainland China. Accordingly, we believe that the laws, rules and regulations of the PRC do not currently have any material impact on our business operations, and the PRC government does not currently exert direct oversight, discretion or control over the manner in which we conduct our business. However, because of our substantial operations in Hong Kong through our Hong Kong subsidiaries and given the PRC government’s significant oversight and authority over the conduct of business in Hong Kong generally, there is no guarantee that we will not be subject to such direct oversight, discretion or control in the future due to changes in laws or other unforeseeable reasons. There is always a risk that the PRC government may, in the future, seek to affect operations of any company with any level of operations in Mainland China or Hong Kong, including its ability to offer securities to investors, list its securities on a U.S. or other foreign stock exchange, maintain such listing, conduct its business or accept foreign investment. In addition, the PRC legal system is evolving rapidly and the PRC laws, rules and regulations may change quickly with little or no advance notice. Because the laws, rules and regulations in the PRC can change quickly with little advance notice, there are significant risks and uncertainties regarding the enforcement of these laws, rules and regulations. See “—The business, financial condition and results of operations of our Hong Kong subsidiaries and/or the value of our Securities or our ability to offer or continue to offer securities to investors may be materially and adversely affected to the extent the laws, rules and regulations of the PRC become applicable to us.” Furthermore, while we do not believe the recent statements and regulatory actions by the PRC government and regulatory authorities in Hong Kong, such as those related to data security or anti-monopoly concerns, have had any impact on us, these statements and regulatory actions could have a significant impact on our ability to conduct our business, accept foreign investments, or seek or maintain listing on Nasdaq or another U.S. or foreign stock exchange. There can be no assurance that the PRC government will not intervene or impose restrictions on our ability to transfer or distribute cash within our organization, which could result in an inability or prohibition on making transfers or distributions to entities outside of Hong Kong and adversely affect our business. In 2025, 100% of our total revenue was derived from Hong Kong, and as of December 31, 2025, approximately 99.7% of our assets were located in Hong Kong.If we were to become subject to the intervention or influence of the PRC government at any time due to changes in laws or other unforeseeable reasons, it may require a material change in our operations and/or result in increased costs necessary to comply with existing or any newly adopted laws, rules and regulations or penalties for any failure to comply. Our operations and the value of the securities registered herein could be materially and adversely affected if the PRC government intervenes in or influences our operations at any time, or exerts more control over offerings conducted overseas by, and/or foreign investment in, issuers based in Mainland China or Hong Kong. In addition, the market prices and value of our securities could be adversely affected as a result of the actual or anticipated negative impacts of any such government actions, as well as negative investor sentiment towards companies with operations in Hong Kong subject to direct PRC government oversight and regulation, regardless of our actual operating performance. There can be no assurance that the PRC government will not intervene in or influence our current or future operations at any time.

Based on the experience of our management team, we believe that no permission or approval from any PRC governmental authority is required for any of our Hong Kong subsidiaries to operate its business or for us to list our securities on a U.S. securities exchange, maintain such listing or issue securities to foreign investors. As such, neither we nor any of our subsidiaries have applied for, or been denied, any permission or approval from PRC government authorities for operating our business, listing securities on a foreign stock exchange, maintaining such listing or offering securities to foreign investors. However, we have not engaged PRC legal counsel in connection with reaching these determinations, and there is no guarantee that PRC government authorities will take the same position as we do or that such permission or approval will not be required in the future, or even when such permission is obtained, it will not be subsequently denied or rescinded. If the conclusion that such permissions or approvals are not required proves to be incorrect, or if applicable laws, regulations or interpretations change and we or any of our subsidiaries are required to obtain such permissions or approvals in the future, any failure to obtain the requisite permissions and approvals or the subsequent denial or rescission of such permissions and approvals could materially and adversely affect the operations of our company and our subsidiaries, significantly limit or completely hinder our ability to offer or continue to offer securities, and cause the value of our securities to significantly decline or become worthless, which would materially affect the interests of our investors. See “—We and our subsidiaries may be subject to a variety of laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations.” Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas by, and/or foreign investment in, issuers that are based in Mainland China or Hong Kong could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or become worthless.

Our Hong Kong subsidiaries may be subject to various restrictions on intercompany fund transfers and foreign exchange control under current PRC laws and regulations and could be subject to additional, more onerous restrictions under new PRC laws and regulations that may come into effect in the future, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations.

There are various restrictions under current PRC laws and regulations on intercompany fund transfers and foreign exchange control, which mainly include the following:

●	Dividends. PRC companies may pay dividends only out of their accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with PRC accounting standards and regulations, and must first set aside at least 10% of their after-tax profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. In addition, PRC companies are required to complete certain procedural requirements related to foreign exchange control in order to make dividend payments in foreign currencies; and a withholding tax, at the rate of 10% or lower, is payable by a PRC subsidiary upon dividend remittance.

●	Capital expenses. Approval from or registration with competent government authorities is required where Renminbi is to be converted into foreign currency and remitted out of Mainland China to pay capital expenses, such as the repayment of loans denominated in foreign currencies. As a result, PRC companies are required to obtain approval from the SAFE or complete certain registration process in order to use cash generated from their operations to pay off their respective debt in a currency other than Renminbi owed to entities outside Mainland China, or to make other capital expenditure payments outside Mainland China in a currency other than Renminbi.

●	Shareholder loans and capital contributions. Loans by an offshore holding company to its PRC subsidiaries to finance their operations shall not exceed certain statutory limits and must be registered with the local counterpart of the SAFE, and any capital contribution from such holding company to its PRC subsidiaries is required to be registered with the competent PRC governmental authorities.

Due to these restrictions, cash and/or non-cash assets located in Mainland China may not be available to fund the operations or liquidity needs of companies outside Mainland China, and fundings in currencies other than Renminbi may not be readily accessible by companies in Mainland China. In addition, more onerous restrictions under new PRC laws and regulations may come into effect in the future, and the PRC regulatory authorities could potentially impose additional restrictions and limitations in practice.

As we do not currently have, or expect to have, any subsidiaries or business operations in Mainland China or any revenue from Mainland China, and none of our assets are, or are expected to be, located in Mainland China, we believe that we are not subject to the aforementioned restrictions. However, there remains uncertainty as to how the relevant laws and regulations will be implemented, and we cannot assure you that PRC regulatory agencies, including the SAFE, will take the same position as we do. If we or any of our subsidiaries were to be deemed by PRC regulatory authorities to be subject to these restrictions, there is no assurance that we can fully or timely comply with the relevant requirements or complete the required registration, which could have a material and adverse effect on our business, financial condition and results of operations.

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

If the PCAOB is unable to inspect and investigate completely registered public accounting firms located in China, or if we fail to, among others, meet the PCAOB’s requirements, including retaining a registered public accounting firm that the PCAOB determines it is able to inspect and investigate completely, we will be identified as a “Commission-Identified Issuer,” and upon the expiration of two years of non-inspection under the HFCAA and relevant regulations, the ordinary shares will be delisted from Nasdaq and our ordinary shares and ordinary shares will not be permitted for trading over the counter either. If our ordinary shares and ordinary shares are prohibited from trading in the United States, we cannot assure you that we will be able to list on a non-U.S. exchange or that a market for our ordinary shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase the ordinary shares when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of the ordinary shares. Moreover, the HFCAA or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the ordinary shares could be adversely affected. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

We and our Hong Kong subsidiaries may be affected by the currency pegging system in Hong Kong and other exchange rate fluctuations.

The functional currency of our Hong Kong subsidiaries is Hong Kong dollars. Since 1983, the Hong Kong dollar has been pegged to the U.S. dollar at the rate of approximately HK$7.79 to US$1.00. There is no assurance that this policy will not be changed in the future. If the pegging system collapses and Hong Kong dollars suffer devaluation, our business, financial condition and results of operations could be materially and adversely affected.

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

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law, conduct substantially all of our operations in Hong Kong and most of our directors and officers reside outside the United States.

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, as amended from time to time, the Companies Act (Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some states in the United States, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (save for the memorandum and articles of association, register of mortgages and charges, and the special resolutions passed by shareholders) or to obtain copies of the register of members of these companies. Under Cayman Islands law, the names of current directors of our Company can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands. The directors shall from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of members not being directors, and no member (not being a director) shall have any right of inspecting any account or book or document of the Company except as conferred by law or authorized by the directors or by the Company by ordinary resolution. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

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

In addition, we conduct substantially all of our business operations in Hong Kong, and substantially all of our directors and senior management are based in Hong Kong.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of our board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Risks Related to the Market for Our Ordinary Shares

The trading price of our ordinary shares has been and may continue to be volatile.

The trading price of our ordinary shares has been and may continue to be subject to wide fluctuations. Effective on December 9, 2022, we consolidated every forty of the authorized (whether issued or unissued) shares of each class of par value of US$0.001 each in the capital of our company into one share of the same class of par value of US$0.04 each, or the 2022 Share Consolidation. Effective on November 14, 2025, we consolidated every one hundred of the authorized (whether issued or unissued) shares of each class of par value of US$0.04 each in the capital of our company into one share of the same class of par value of US$4.00 each, or the 2025 Share Consolidation. Since January 1, 2025, the 2025 Share Consolidation adjusted trading prices of our ordinary shares on the Nasdaq Capital Market ranged from $0.81 to $642.00 per ordinary share, and the last reported trading price on April 17, 2026 was $0.95 per ordinary share. The price of our ordinary shares may fluctuate in response to a number of events and factors including, changes in the economic performance or market valuations of other advertising companies, conditions in the air travel media industry and the sales or perceived potential sales of additional ordinary shares.

In addition, the securities market has from time to time experienced significant price and volume fluctuations unrelated to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ordinary shares .

Additional sales of our ordinary shares in the public market, or the perception that these sales could occur, could also cause the market price of our ordinary shares to decline.

Future resales of a large number of our ordinary shares may cause the market price of our ordinary shares to drop significantly, even if our business is doing well.

Sales of a substantial number of ordinary shares, or the perception that those sales might occur, could result in a significant decline in the public trading price of our ordinary shares and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that such sales may have on the prevailing market price of our ordinary shares. In addition, 353,070 Warrants to purchase ordinary shares were outstanding as of December 31, 2025. The Stapled Warrants are out of the money as of the date of this annual report.

If we fail to comply with the continued listing requirements of Nasdaq, we would face possible delisting, which would result in a limited public market for our ordinary shares and make obtaining future debt or equity financing more difficult for us.

Our ordinary shares are currently listed on the Nasdaq Capital Market under the symbol “YDKG.” We are required to meet certain qualitative and financial requirements to maintain the listing of our ordinary shares on Nasdaq.

We received two notification letters from Nasdaq on September 18, 2024 indicating that (1) the Company is no longer in compliance with the minimum bid price requirement (“Bid Price Requirement”) set forth in Rule 5550(a)(2) of the Nasdaq Listing Rules as the Company’s closing bid price per ADS, each representing one ordinary share of the Company, has been below $1.00 for a period of 30 consecutive business days, and (2) the Company is no longer in compliance with Rule 5550(a)(5) of the Nasdaq Listing Rules for continued listing due to its failure to maintain a minimum Market Value of Publicly Held Shares (“MVPHS”) of US$1.0 million for a period of 30 consecutive business days. As determined by Nasdaq, we had until March 17, 2025 to regain compliance with Nasdaq’s minimum bid price and minimum MVPHS requirements. On February 19, 2025, we issued approximately $7.0 million of ordinary shares to certain “non-U.S. Persons” as defined in Regulation S.

We received a notification letter from the Listing Qualifications Department of Nasdaq on November 12, 2024 notifying the Company that it has regained compliance with the MVPHS requirement. We have also received a notification letter from Nasdaq notifying that we have been granted an additional 180-day grace period, until September 15, 2025, to regain compliance with the Bid Price Requirement. On November 14, 2025 the 2025 Share Consolidation was effective.

There can be no assurance that we will be able to continue to maintain our compliance with the continued listing requirements of Nasdaq. If we fail to satisfy the requirements going forward or fail to regain compliance on a timely basis, our ordinary shares could be delisted from Nasdaq Capital Market and they would likely be traded on the over-the-counter markets. As a result, selling our ordinary shares could be more difficult because smaller quantities of shares would likely be bought and sold, and security analysts’ coverage of us may be reduced. In addition, in the event that our ordinary shares are delisted, broker-dealers would bear certain regulatory burdens which may discourage them from effecting transactions in our ordinary shares and further limit the liquidity. These factors could result in lower trading prices and larger spreads in the bid and ask prices for our ordinary shares. Such delisting from Nasdaq could also greatly impair our ability to raise additional funds through equity or debt financing.

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

Anti-takeover provisions in our third amended and restated memorandum and articles of association and rights agreement could adversely affect the rights of holders of our ordinary shares.

We have included certain provisions in our third amended and restated memorandum and articles of association that could limit the ability of others to acquire control of our company and deprive our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions. The following provisions in our articles may have the effect of delaying or preventing a change of control of our company:

●	Our board of directors from time to time may, in their absolute discretion and without approval of our shareholders, cause our company to issue such amounts of shares or other similar securities in one or more series as they deem necessary and appropriate and determine designations, powers, preferences, privileges and other rights, including dividend rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers and rights associated with the existing classes of shares.

●	Subject to applicable regulatory requirements, our board of directors from time to time may, in their absolute discretion and without approval of our shareholders, cause our company to issue additional shares without action by our shareholders to the extent of available authorized but unissued shares.

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

We believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for the taxable year ended December 31, 2025, which could subject United States holders of our ordinary shares to significant adverse United States federal income tax consequences.

For United States federal income tax purposes, we generally will be classified as a passive foreign investment company, or PFIC, for any particular taxable year, in which, after the application of certain look-through rules with respect to our subsidiaries, either (i) 75% or more of our gross income for such year consists of certain types of passive income or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income, including cash. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock for determining whether we are a PFIC in any taxable year.

Based upon our analysis of the nature and composition of our income and assets, the value of our assets, and our current and planned activities and market capitalization, we believe that we were a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2025. However, the determination of whether or not we are a PFIC is a fact-intensive determination made on an annual basis and because the applicable law is subject to varying interpretations, we cannot provide any assurance regarding our PFIC status and our United States counsel expresses no opinion with respect to our PFIC status for any taxable year.

If we are classified as a PFIC in any taxable year during which U.S. Holders (as defined in “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Considerations”) of our ordinary shares could be subject to adverse tax consequences regardless of whether we continue to qualify as a PFIC, including additional reporting requirements and significantly increased United States federal income tax on gain recognized on the sale or other disposition of the ordinary shares and on the receipt of distributions on the ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules and such U.S. holders may be subject to burdensome reporting requirements. For more information, including a description of certain elections which, if available, would result in tax treatment general from the general rules described above, see “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

We were incorporated in the Cayman Islands on April 12, 2007 and conducted our Legacy Business operations in China through our subsidiaries, and the consolidated affiliated entities.

On November 7, 2007, we listed our ADSs on the Nasdaq Global Market under the symbol “AMCN.” We and certain of our then shareholders completed the initial public offering of 17,250,000 ADSs, representing 34,500,000 of our ordinary shares, on November 13, 2007. Our ADSs were subsequently transferred to the Nasdaq Global Select Market, and transferred to the Nasdaq Capital Market in November 2018. On April 11, 2019, we changed our ADS share ratio from one ADS representing two ordinary shares to one ADS representing 10 ordinary shares. Our trading symbol on the Nasdaq Capital Market has been changed from “AMCN” to “ANTE” effective on June 13, 2019, and further to “YDKG” effective on September 19, 2025. Effective on December 9, 2022, we consolidated every forty of the authorized (whether issued or unissued) shares of each class of par value of US$0.001 each in the capital of our company into one share of the same class of par value of US$0.04 each. Upon the 2022 Share Consolidation, the ratio of our ADS was amended from one ADS representing 10 ordinary shares to one ADS representing one ordinary share. Effective on November 14, 2025, we consolidated every one hundred of the authorized (whether issued or unissued) shares of each class of par value of US$0.04 each in the capital of our company into one share of the same class of par value of US$4.00 each. On September 19, 2025, we changed our name from “AirNet Technology Inc.” to “Yueda Digital Holding.”

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

In 2021, we established a new line of business in relation to cryptocurrency mining to mitigate the adverse impacts of COVID-19 on our in-flight connectivity business. On December 30, 2020, we entered into an investment agreement with Unistar. Pursuant to the agreement, we issued 23,876,308 ordinary shares, or approximately 19% of our then outstanding ordinary shares, to Unistar on December 31, 2020, in exchange for the delivery and transfer by Unistar to us of computer servers specifically designed for mining cryptocurrencies. On February 4, 2021, we entered into an investment agreement with Northern Shore. Pursuant to the agreement, we issued 28,412,806 ordinary shares, or approximately 19% of our then outstanding ordinary shares, to Northern Shore in exchange for the delivery and transfer by Northern Shore to us of computer servers specifically designed for mining cryptocurrencies to further expand our cryptocurrency business.

On March 19, 2024, we entered into an investor repurchase agreement with Unistar and Northern Shore, pursuant to which we repurchased (1) 596,908 ordinary shares issued to Unistar under the investment agreement dated December 30, 2020, and (2) 710,321 ordinary shares issued to Northern Shore under the investment agreement dated February 4, 2021, each at a per share price at par of US$0.04, for an aggregate consideration of US$52,289.16. In consideration of the repurchase, we transferred 100% of the equity interest of Blockchain Dynamics Limited, a company incorporated under the Laws of Hong Kong which was previously indirectly wholly owned by us to hold the computer servers and to operate related cryptocurrency mining business. In March 2024, we completed the disposal of Blockchain Dynamics Limited and the exit of our 2020-2024 cryptocurrency business.

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

On August 22, 2025, we entered into a share purchase agreement with certain investors, pursuant to which the Company agreed to issue and sell, and these investors agreed to subscribe and purchase, 80,826,225 of its ordinary shares, par value US$0.04 each, and accompanying warrants (the “Stapled Warrants”) to purchase up to 80,826,225 ordinary shares at a combined purchase price of US$2.227 per ordinary share (or US$222.70 per ordinary share, following the 2025 Share Consolidation) and accompanying Stapled Warrant in a registered direct offering. The gross proceeds to the Company from the offering were approximately US$180.0 million, before deducting offering expenses payable by the Company. The offering closed on August 27, 2025.

On September 15, 2025, we disposed of the Legacy Business to AR iCapital LLP, a Singaporean company, in exchange for nominal cash consideration of US$1, in order to focus on our Digital Assets Business.

On October 15, 2025, we entered into a securities purchase agreement with certain institutional investors, pursuant to which we sold in a registered direct offering (i) 28,000,000 ordinary shares, par value $0.04 per share included in 28,000,000 units (the “Units”), each consisting of one ordinary share and one warrant, each exercisable to purchase a ordinary share (each, a “Unit Warrant”), and (ii) up to 364,000,000 ordinary shares (“Unit Warrant Shares”) issuable upon exercise of the Unit Warrants to purchase ordinary shares at a zero exercise price, at a purchase price of $1.00 per Unit. The Offering closed on October 16, 2025. The Company received approximately $28 million in gross proceeds from the Offering, before deducting placement agent fees and estimated offering expenses. Each of the Unit Warrants has an initial exercise price of $1.00 per Class A Ordinary Share (or US$100.00 per ordinary share, following the 2025 Share Consolidation) and is exercisable beginning on the date of the issuance date and ending on the one year of the issuance date, being October 26, 2026. The Unit Warrants include provisions for alternative cashless exercise, pursuant to which holders of Unit Warrants may effect a “zero exercise price option,” under which up to 364,000,000 Unit Warrant Shares may be issuable in aggregate under all Unit Warrants. Subject to limited exceptions, a holder of Unit Warrants will not have the right to exercise any portion of its Unit Warrants if the holder, together with its affiliates, would beneficially own in excess of 4.99% (or, at the election of the holder, such limit may be increased to up to 9.99%) of the number of Class A Ordinary Shares outstanding immediately after giving effect to such exercise. As of the date of this annual report substantially all of the Unit Warrants have been exercised. Our principal executive offices are located at 7545 Irvine Center Drive, Suite 200, Irvine, CA 92618. Our telephone number at this address is 949-623-8789. Our registered office in the Cayman Islands is at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands. Our agent for service in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, New York 10168.

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC and state the address of that site (http://www.sec.gov). We will also post this annual report on Form 20-F, along with other press releases, on our website at https://ir.yuedaholding.com/. For more information, please refer to the SEC’s website and our website.

B.	Business Overview

We are focused on opportunities within the promising and high-growth cryptocurrency business. Our strategy includes identifying and evaluating potential partnerships across financial technology and blockchain ecosystems and developing our Bitcoin (BTC) and Ether (ETH) treasury framework. We are a Web3 and digital-economy company with a focus on the long-term accumulation of mainstream cryptocurrencies, whether acquired through treasury allocations, self-mining, strategic investments, or the proceeds of capital transactions. Our principal business activities primarily consist of third-party hosted self-mining operations by our fleet of cryptocurrency mining machines and are expected to in the future include: (i) active treasury management of mainstream digital assets; (ii) exploration of compliant, risk-managed yield opportunities, such as staking, on-chain liquidity provision, and other conservative market activities (where permitted); (iii) selective investments and partnerships in Web3 infrastructure and applications; and (iv) advisory services for enterprises entering the digital-asset economy. We operate with a compliance-first mindset and a security-by-design, aiming to compound long-term value while supporting the growth of open blockchain networks.

We strategically diversified into cryptocurrency mining business in 2021. This initiative generated revenue through the mining and sale of cryptocurrencies, contributing $2.6 million in revenue in 2021, $0.2 million in 2022, and nil in 2023. In March 2024, we disposed of our crypto-mining subsidiary, primarily due to Ethereum’s shift from Proof of Work (“PoW”) to Proof of Stake (“PoS”) in 2022, which is the network on which our operations mined. However, in May 2024, recognizing the broad prospects of the global cryptocurrency market, we reentered the cryptocurrency business and shifted our focus to the Bitcoin market, which continues to rely on PoW mining using dedicated ASIC miners. The cryptocurrency mining business had already generated US$28.2 million mining revenue in the year ended December 31, 2025, substantially all of which was generated via the Hosting Agreement with BTC KZ described below.

Our Self-Mining Business

On May 30, 2024, we entered into a sales and purchase agreement with an unaffiliated third party for the purchase of 6,218 units of Bitcoin Miner S21. The aggregate purchase price for these miners is approximately RMB177.2 million. Due to a shortage of Bitcoin Miner S21 units from the seller, the Company and the seller mutually agreed to replace the proposed miners with 7,200 units of Bitcoin Miner T21, representing the same aggregate asset value of RMB 177.2 million, the consideration paid by the Company to the seller. The transaction has been closed on August 28, 2024. On May 16, 2025, we entered into a further sales and purchase agreement with BTC KZ to purchase a further 1,900 units of Bitcoin Miner T21, for total consideration of USDT6.65 million, which were delivered within 60 days of such agreement.

On December 20, 2024, we entered into a Hosting Services Agreement with BTC KZ (“BTC KZ”), a Kazakhstan corporation, (the “Hosting Agreement”), pursuant to which BTC KZ provides hosting services for the Company’s supercomputing servers at its Almaty, Kazakhstan-based data center, including racking, power supply, cooling, and security. The Company pays a primary fee of $0.07 per kWh of electricity consumed, plus a $0.002 per kWh maintenance fee. A refundable deposit of $1.5 million was paid to BTC KZ. The Hosting Agreement has a one-year term from the servers’ activation date, with options for renewal. The agreement with BTC KZ was renewed on substantially similar terms on June 1, 2025. The arrangement ensures operational stability, mutual indemnities, and confidentiality protections, with disputes governed by Hong Kong law and resolved through HKIAC arbitration.

On October 24, 2025, we entered into a sales and purchase agreement with B&G (HK) Limited (“B&G”), a Hong Kong limited company, for the purchase of 72,744 units of cryptocurrency mining rigs of various classifications. The aggregate purchase price for these miners is USD$324.0 million. Pursuant to the terms of this agreement, B&G (HK) Limited had up to two months to deliver certain mining rigs, and as at December 31, 2025 certain rigs had not yet been delivered, resulting in our recognition of a pre-payment asset of US$242.4 million as of December 31, 2025. As of the date of this annual report, 15,503 mining rigs have been delivered pursuant to this agreement. We expect to enter into a third party hosting arrangement for the mining rigs delivered pursuant to this contract. On April 6, 2025, we entered into a supplemental agreement with B&G which had the effect of terminating B&G’s delivery obligation with respect to the remaining 57,241 mining rigs, and obligates B&G to refund US$206.0 million (being the prepayment amount for remaining mining rig deliveries of US$242.4 million, less a US$36.4 million termination fee), in three bi-monthly installments of US$68.7 million from May to September 2026.

As of March 31, 2026 we own the following mining machines:

Description	Type	Quantity	Energy Efficiency (J/TH/s)	Third Party Hosting Arrangement
Bitcoin Miner	T21	7,200	19	Kazakhstan pursuant to the Hosting Agreement
BITMAIN HASH Super Computing Server	T21	1,900	19	Kazakhstan pursuant to the Hosting Agreement
Volcano Miner	D1 Lite-14G	500	N/A (Scrypt)	Pending
Volcano Miner	D1-silver-16.2G	4,222	N/A (Scrypt)	Pending
Antminer S21+	225	1,947	17.5	Pending
Antminer S21+	235	6,511	17.5	Pending
Antminer S21+	216	361	17.5	Pending
Antminer S21 Pro	245	1,096	15	Pending
Antminer S21 Pro	234	854	15	Pending
Antminer S21 Pro	220	12	15	Pending
Total		24,603

Purchasing modern rigs, in particular the most modern and energy efficient rigs, can be subject to volatility and shortages, in particular when crypto prices are high and demand for mining rigs increases, see “Item 3. KEY INFORMATION—D. Risk Factors—Shortages in, or rises in the prices of mining machines may adversely affect our business.” In addition datacenter capacity used to host mining rigs is also subject in some circumstances for other uses, in particular relating to AI infrastructure.

Our Legacy Business provided advertising time slots in the form of digital TV screens on airplanes, and media contents display in air travel. Collaborating with our partners, we served airline travelers with interactive entertainment and a coverage of breaking news and furnished corporate clients with advertisements tailored to the perceptions of the travelers. The disposition of the Legacy Business was completed on September 15, 2025, in exchange for nominal cash consideration of US$1.

Competition

For our self-mining business, we compete with mining operations throughout the world. We compete to solve new blocks on the basis of our total number of mining rigs, the degree of mining difficulty and the efficiency of our mining. In addition, we compete to deploy or acquire new mining rigs, to obtain access to facilities and prime location of mining operations, to electricity, to develop or acquire new technologies and to raise capital.

Regulation

Due to the relatively short history of cryptocurrencies and their emergence as a new asset class, government regulation of blockchain and cryptocurrencies is constantly evolving. In the United States, the SEC established a Crypto Task Force in January 2025 dedicated to developing a comprehensive regulatory framework for crypto assets, and in March 2025 issued an interpretive release applying federal securities laws to certain types of crypto assets and certain transactions involving crypto assets. State and local regulations may also apply to our activities. Other governmental or semi-governmental regulatory bodies have shown an interest in regulating or investigating companies engaged in blockchain or cryptocurrency businesses. Presently, we do not believe any U.S. federal or state regulatory body has taken any action or position adverse to Bitcoin with respect to its production, sale and use as a medium of exchange. Outside the United States, various foreign jurisdictions have adopted, or may adopt, laws, regulations or directives that affect cryptocurrencies, cryptocurrency networks and their users. Such laws, regulations or directives may conflict with those of the United States and may negatively impact the acceptance of cryptocurrencies by users, merchants and service providers outside of the United States. For example, in April 2023, European lawmakers approved the European Union’s Markets in Crypto-Assets Regulation (MiCA), establishing a comprehensive regulatory framework for crypto-assets. We continue to monitor regulatory developments affecting both our self-mining and other future operations in each of the jurisdictions where we operate and plan to expand.

Seasonality

Our operating results and operating cash flows historically have been subject to seasonal variations. This pattern may change, however, as a result of new market opportunities or new product introductions. In particular, as power consumption of our self-mining Digital Assets Business includes cooling costs, power consumption, and hence our payment obligations under the Hosting Agreement can be expected to be higher during the summer periods where our third party hosted mining operations are currently located.

C.	Organizational Structure

The following diagram illustrates our principal subsidiaries, as of the date of this annual report, which are also set forth in Exhibit 8.1 to this annual report:

D.	Property, Plants and Equipment

Our U.S. executive offices are located at 7545 Irvine Center Drive, Suite 200, Irvine, CA 92618, where we lease premises of a shared office on a monthly rental basis. We lease our offices from independent third parties. Our cryptocurrency mining machines are hosted and operated by independent third parties pursuant to the Hosting Agreement.

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

Key Factors Affecting the Results of Operations of Our Cryptocurrency Business

Price and volatility of Bitcoin

We derive, and expect to continue to derive, a significant portion of revenue from self-mining of cryptocurrency, primarily Bitcoin. Hence, our ability to generate revenue from this business line is directly affected by the market price of Bitcoin. The Bitcoin price may also impact the use of our mining rigs. Our self-mining business breaks even so long as it is economically beneficial for us to continue to operate our mining rigs, and that is essentially when the mining rigs contribute positive cash flow (i.e., when the variable cost to mine one Bitcoin, namely the electricity cost, equals the market price of a Bitcoin, which we refer to as “shutdown Bitcoin price” for our self-mining business). So long as the Bitcoin price is higher than the “shutdown Bitcoin price,” we would continue to operate our mining rigs and such operation would be economically beneficial to us. See the section entitled “Item 3. Key Information — D. Risk Factors — Risks Related to Our Cryptocurrency Business, Operations — Our results of operations have been and are expected to continue to be significantly impacted by Bitcoin price fluctuation.” In addition, the depreciation and impairment potential of our mining rigs may be affected by the volatility of the market prices of Bitcoin and other cryptocurrencies.

The price of Bitcoin has experienced substantial volatility and has in the past and may in the future be driven by speculation and incomplete information, subject to rapidly changing investor sentiment, and influenced by factors such as technology, macroeconomic conditions, regulatory void or changes, fraudulent actors, manipulation, and media reporting. Further, the value of Bitcoin and other digital assets may be significantly impacted by factors beyond our control, including consumer trust in the market acceptance of Bitcoin as a means of exchange by consumers and merchants. For example, the approval of spot Bitcoin exchange-traded funds by the SEC in January 2024 initially drove substantial price appreciation, but this was followed by periods of sharp correction, with Bitcoin declining by more than 50% from its October 2025 high to its February 2026 low. In calendar year 2022, a number of companies in the digital assets industry declared bankruptcy, including cryptocurrency exchanges, hedge funds, miners and lenders, which also led, at least in part, to a significant drop in the Bitcoin price.

Despite the market volatility, the appreciation potential of Bitcoin remains high due to several factors. Bitcoins are inherently scarce, given they are designed to have a finite supply of 21 million associated with a depreciating rewarding mechanism, termed “halving,” under which the reward for mining Bitcoin transactions is reduced in half every four years. The growing recognition of Bitcoins also attracts large investment into the Bitcoin economy, as evidenced by an increasing installed network hash rate of Bitcoin globally, and increasing adoption of Bitcoin as an investment instrument and a payment method. For example, President Donald Trump established a Strategic Bitcoin Reserve to maintain government-owned Bitcoin as a national reserve asset, alongside a Digital Asset Stockpile for other cryptocurrencies. Further, more countries are establishing clear and robust regulations to create a more stable environment for Bitcoin mining and trading, which may facilitate the demand for Bitcoins and Bitcoin price appreciation.

While we have seen clear growth in our self-mining historically, we have limited ability to predict Bitcoin price and its volatility, which we expect to continue to affect our future earnings and cash flows.

Our ability to effectively maintain our leadership position in the global electricity cost curve

Electricity cost was the largest cost that we incurred in our cryptocurrency business operations for the year ended December 31, 2025.

Our ability to secure ample power supply with low electricity cost is underpinned by our operations experience and capabilities. The growth of both our cryptocurrency mining business depends on our continued success in identifying and securing new sources of electrical capacity on competitive terms. Failure to do so could constrain our ability to expand either business line. Whether our current cost-saving efforts or our forward strategy in this regard is effective for maintaining our leadership position in the global electricity cost curve will affect our ability to control our costs.

Discontinued Operations

Due to the disposal of Blockchain Dynamics Limited together with its subsidiary and the disposal of the Legacy Business, which represented strategic shifts and had a major effect on the Company’s results of operations, revenues, costs and expenses related to the businesses have been reclassified in the accompanying consolidated financial statements as discontinued operations for all the periods presented. For further details, see Note 3 to our audited consolidated financial statements included elsewhere in this annual report.

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

	For the Years Ended
	December 31,
	2023	2024	2025
	(In thousands of U.S. Dollars, except
	share, per share)
Consolidated Statements of Operations Data:
Revenues	$—	$—	$28,151
Cost of revenues	—	—	28,867
Gross loss	—	—	(716)
Operating expenses
General and administrative expenses	(531)	(1,759)	(44,346)
Total operating expenses	(531)	(1,759)	(44,346)
Loss from continuing operations	(531)	(1,759)	(45,062)
Interest (expense) income, net	—	(47)	1
Other income (expenses), net	8	(520)	—
Impairment of long-lived assets	—	—	(12,416)
Realized loss on sale/exchange of cryptocurrencies	—	—	(21,468)
Loss from continuing operations before income taxes	(523)	(2,326)	(33,883)
Income tax expenses	—	—	—
Net loss from continuing operations	(523)	(2,326)	(78,945)
Net income (loss) from discontinued operations	329	(11,322)	50,892
Net loss	(194)	(13,648)	(28,053)
Less: Net income attributable to noncontrolling interests	380	3	3
Net loss attributable to Yueda Digital Holding’s shareholders	$(574)	$(13,651)	$(28,056)

Results of Operations for the Years Ended December 31, 2023, 2024 and 2025

Revenues

Our total revenue from cryptocurrency mining for the years ended December 31, 2023, 2024 and 2025 was nil, nil and $28.2 million, respectively. We started cryptocurrencies mining operations on January 1, 2025 and we were awarded a total of 276.0 Bitcoins during the year ended December 31, 2025 at an average Bitcoin value of $101,998.19.

Cost of revenues

Our total cost of revenues from cryptocurrency mining for the years ended December 31, 2023, 2024 and 2025 was nil, nil and approximately $28.9 million, respectively. Cost of revenues consists primarily of all-in-one production costs of mining operations, and depreciation expense of our own mining equipment recorded during the year ended December 31, 2025. We signed hosting agreements with hosting partners, and the hosting partners will install the mining equipment and provide electricity, internet services and other necessary services to maintain the operation of the mining equipment. All the related operating fees are included in the all-in-one monthly fees charged by the hosting partners.

Gross loss

The gross loss for the years ended December 31, 2023, 2024 and 2025 was nil, nil and approximately $0.7 million, respectively. The gross loss was mostly due to the depreciation charges for facilities and website hosting costs more than the total mined value of Bitcoins.

General and administrative expenses

Our general and administrative expenses increased by approximately $42.6 million, or 2421.1% from approximately $1.8 million for the year ended December 31, 2024 to approximately $44.3 million for the same period of 2025. The increase was primarily due to (i) an increase of approximately $36.4 million in the provision for impairment of prepayments, (ii) an increase of approximately $2.4 million in professional services, (iii) an increase of approximately $1.3 million in salaries primarily due to the hiring of additional professionals to assist our cryptocurrency financings, and (iv) an increase of approximately $2.0 million in storage fees primarily due to the one month temporary storage costs incurred for our newly purchased miners.

Our general and administrative expenses increased by approximately $1.2 million, or 231.3% from approximately $0.5 million for the year ended December 31, 2023 to approximately $1.7 million for the same period of 2024. The increase was primarily due to an increase of approximately $0.5 million in share-based compensation expenses paid to a service provider and an increase in listing fees of approximately $0.8 million.

Loss from continuing operations

We recorded a loss from continuing operations of approximately $45.1 million for the year ended December 31, 2025, as compared to a loss from continuing operations of approximately $1.8 million for the same period of 2024, as a cumulative result of the above factors.

We recorded a loss from continuing operations of approximately $1.8 million for the year ended December 31, 2024, as compared to a loss from continuing operations of approximately $0.5 million for the same period of 2023, as a cumulative result of the above factors.

Other income (expenses), net

We incurred approximately $33.9 million of other expenses, net for the year ended December 31, 2025, compared to approximately $0.6 million of other expense, net in the same period of 2024, The increase was primarily due to an increase of approximately $12.4 million in recognized impairment on long-lived assets and an increase of approximately $21.5 million in realized loss on cryptocurrencies arising from price changes between their receipt as financing proceeds and their use to acquire property and equipment.

We incurred approximately $0.6 million of other expense, net for the year ended December 31, 2024, while other income, net was approximately $8,000 in 2023 primarily due to less interest income in 2024.

Income tax expense

We incurred nil income tax expense for the years ended December 31, 2023, 2024 and 2025, as we had no taxable income for the years.

Net loss from continuing operations

As a cumulative result of the above factors, we recorded a net loss from continuing operations of approximately $78.9 million for the year ended December 31, 2025, as compared to a net loss from continuing operation of approximately $2.3 million for the same period of 2024.

As a cumulative result of the above factors, we recorded a net loss from continuing operations of approximately $2.3 million for the year ended December 31, 2024, as compared to a net loss from continuing operations of approximately $0.5 million for the same period of 2023.

Net income (loss) from discontinued operations, net of income taxes

We resolved to dispose of the Blockchain Dynamics Limited business in March 2024 and the Legacy Business in September 2025, and as a result, related results of operations were reclassified as discontinued operations. Net income from discontinued operations, net of income taxes, was approximately $50.9 million for the year ended December 31, 2025, compared to net loss of approximately $11.3 million for the year ended December 31, 2024.

We resolved to dispose of the Blockchain Dynamics Limited business in March 2024 and the One World and Global Travel business in August 2024, and as a result, the related results of operations were reclassified as discontinued operations. Net loss from discontinued operations, net of income taxes was approximately $11.3 million for the year ended December 31, 2024, compared to net income of approximately $0.3 million for the year ended December 31, 2023.

Taxation

Cayman Islands

We are an exempted company incorporated in the Cayman Islands. The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction or produced before a court of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in respect of the issue of the shares or on an instrument of transfer in respect of a share.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, from the year of assessment 2018/2019 onwards, the subsidiaries in Hong Kong are subject to profits tax at the rate of 8.25% on assessable profits up to HK$2.0 million; and 16.5% on any part of assessable profits over HK$2.0 million. Under the Hong Kong tax laws, we are exempted from the Hong Kong income tax on our foreign-derived income. In addition, payments of dividends from our Hong Kong subsidiary to us are not subject to any Hong Kong withholding tax. No provision for Hong Kong profits tax was made as we had no estimated assessable profit during 2023, 2024 and 2025.

B.	Liquidity and Capital Resources

To date, we have financed our operations primarily through internally generated cash, the sale of preferred shares in private placements and the proceeds we received from our initial public offering.

We incurred losses from continuing operations of approximately $0.5 million, $2.3 million and $78.9 million for the years ended December 31, 2023, 2024 and 2025, respectively. As of December 31, 2025, we had an accumulated deficit of approximately $360.5 million. These conditions raise substantial doubt about our ability to continue as a going concern.

As of December 31, 2025, our liquidity position improved significantly, with a substantial increase in cash and cash equivalents, primarily attributable to equity financing, the exercise of warrants, and positive operating cash flows generated from continuing operations, mainly from cryptocurrency mining activities. During the year, we also reduced our long-term debt and optimized its balance sheet structure through the disposal of non-core Legacy Business operations, resulting in positive working capital and net assets. We believe that our current cash reserves, together with cash flows from continuing operations, will be sufficient to meet our working capital requirements and capital expenditure plans for at least the next twelve months. Our plans in regard to these matters are also described above. However, there is no assurance that the measures above can be achieved as planned. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We generally deposit our excess cash in interest-bearing bank accounts. Our principal uses of cash primarily include the purchase of cryptocurrency mining equipment to expand our mining operations, as well as salaries and benefits for our employees and other operating expenses. We expect that these will remain our principal uses of cash in the foreseeable future. In addition to fiat cash and cash equivalents, a portion of our liquidity is held in stablecoins. As of December 31, 2025 we had a balance of approximately USDT 3.2 million.

Cash Flow

The following table sets forth our cash flows with respect to operating activities, investing activities and financing activities for the years ended December 31, 2023, 2024 and 2025:

	Years Ended December 31,
	2023	2024	2025
	(in thousands of U.S. Dollars)
Net cash (used in) provided by operating activities	(1,817)	22,721	7,054
Net cash used in investing activities	—	(29,223)	(11,482)
Net cash (used in) provided by financing activities	(1,222)	6,155	29,102
Effect of exchange rate changes	509	290	(33,775)
Net (decrease) increase in cash, cash equivalents and restricted cash	(2,530)	(57)	886
Cash and cash equivalents at the beginning of the year	2,700	170	113
Cash, cash equivalents and restricted cash at the end of the year	170	113	999
Less: cash and cash equivalents of discontinued operations at end of year	(20)	(111)	—
Cash and cash equivalents of continuing operations at end of year	150	2	999

Operating Activities

Net cash provided by operating activities was approximately $7.1 million for the year ended December 31, 2025. Net cash provided by operating activities was primarily attributable to an increase in impairment loss on prepayments of approximately $36.4 million, an increase in depreciation and amortization expenses of approximately $9.2 million, an increase in impairment of fixed assets of approximately $12.4 million, an increase of loss on disposal of intangible assets of approximately $21.5 million, a non-cash share-based compensation expense of approximately $0.9 million, and a net cash provided by discontinued operating activities of approximately $24.0 million. Net cash provided by operating activities was mainly offset by a net loss from continuing operations of approximately $78.9 million, an increase in cryptocurrencies from mining, net of mining pool operating fees of approximately $7.4 million, an increase in other current assets of approximately $1.1 million, and an increase in security deposit of approximately $9.6 million.

Net cash provided by operating activities was approximately $22.7 million for the year ended December 31, 2024. Net cash provided by operating activities was primarily attributable to net cash provided by discontinued operating activities of approximately $25.0 million. Net cash provided by operating activities was mainly offset by a net loss from continuing operations of approximately $2.3 million.

Net cash used in operating activities was approximately $1.8 million for the year ended December 31, 2023. Net cash used in operating activities was primarily attributable to a net loss from continuing operations of approximately $0.5 million and a net cash used in discontinued operating activities of approximately $1.3 million.

Investing Activities

Net cash used in investing activities was approximately $1.5 million for the year ended December 31, 2025, consisting of prepayment for miners of approximately $11.5 million and offset by the net cash provided by discontinued investing activities of approximately $10.0 million.

Net cash used in investing activities was approximately $29.2 million for the year ended December 31, 2024, consisting of purchase of property and equipment of approximately $24.3 million and the net cash used in discontinued investing activities of approximately $4.9 million.

We did not have any investing activities for the year ended December 31, 2023.

Financing Activities

Net cash provided by financing activities was approximately $29.1 million for the year ended December 31, 2025, consisting of proceeds from issuance of ordinary shares through private offerings.

Net cash provided by financing activities amounted to approximately $6.2 million for the year ended December 31, 2024, consisting of proceeds from issuance of ordinary shares through private offerings of approximately $5.7 million and the net cash provided by discontinued financing activities of approximately $0.5 million.

Net cash used in financing activities amounted to approximately $1.2 million for the year ended December 31, 2023, which was due to net cash used in discontinued financing activities.

Capital Expenditures

Our capital expenditure was made primarily to purchase miners for our cryptocurrency mining business. For the year ended December 31, 2025, we purchased miners at a total value of $330.65 million, which have been fully paid. Of this amount, $88.27 million was recognized as property and equipment based on delivery in accordance with contractual terms, while the remaining $242.38 million was classified as prepayments and will be transferred to property and equipment in future periods upon fulfillment of relevant recognition criteria. Among the total payments, $11.48 million was settled in cash, $4.43 million was settled in balances offset, $4.11 million was settled in USDT, and the remaining $310.63 million was settled in other cryptocurrencies, including BTC, ETH and Solana.

C.	Research and Development, Patents and Licenses, Etc.

Not Applicable.

D.	Trend Information

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

When reading our consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. While our significant accounting policies are more fully described in Note 2 – Summary of Significant Accounting Policies to our consolidated financial statements, we believe that there were no critical accounting policies that affect the preparation of financial statements. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. We believe the following critical accounting estimates involve the most significant estimates and judgments used in the preparation of our financial statements:

Transaction price of each distinct performance obligation in revenue recognition

The total mining revenue for a given month is calculated as the sum of the daily Bitcoin revenues, where each day’s revenue is determined by multiplying the amount of Bitcoin mined on that day by the Bitcoin market closing price on the same day. From the total monthly revenue, the hosting fees and the maintenance fees will be deducted. The mining pool operator pays the resulting net amount in USDT (or such other mutually agreed stablecoin or fiat currency) on a quarterly basis to the wallet address designated.

In December 2023, the FASB issued Accounting Standards Update No. 2023-08, Intangibles – “Goodwill and Other - Crypto Assets (Topic 350-60): Accounting for and Disclosure of Crypto Assets” (ASU 2023-08”), which requires entities to measure crypto assets that meet specific criteria at fair value with changes recognized in net income each reporting period. Additionally, ASU 2023-08 requires an entity to present crypto assets measured at fair value separately from other intangible assets in the balance sheets and record changes from remeasurement of crypto assets separately from changes in the carrying amounts of other intangible assets in the income statement. The amendments also require that an entity provide disclosures about significant holdings, contractual sale restrictions, and changes during the reporting period.

Impairment for long-lived assets

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

Valuation of deferred tax taxes and uncertain tax position

Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Valuation allowance is provided against deferred tax assets when we determine that it is more-likely-than-not that the deferred tax assets will not be utilized in the future. We consider positive and negative evidence to determine whether some portion or all of the deferred tax assets will more-likely-than-not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates we are using to manage the underlying businesses.

We believe that the estimates utilized in preparing its consolidated financial statements are reasonable and prudent. Actual results could differ from these estimates. To the extent that there are material differences between these estimates and the actual results, future financial statements will be affected.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth certain information regarding our directors and executive officers as of the date of this annual report.

NAME	AGE	POSITION
Qirui Dou	42	Chief Executive Officer and Director
Man Guo	62	Chairman of the Board and Interim Chief Financial Officer
Songzuo Xiang	61	Independent Director
Chunhua Tian	49	Independent Director

Qirui Dou has served as our chief executive officer and director since November 2025. Mr. Dou has professional experience in legal consulting and financial management. Since November 2021, he has been working as an independent legal consultant focusing on corporate governance and economic-related cases. From November 2016 to October 2021, he served as General Manager at Suzhou Shanyi Investment Management Co., Ltd., leading financing activities and product team management. Earlier, from May 2010 to August 2016, he worked at China Life Insurance’s Suzhou Branch, where he oversaw the wealth management center. He received a master’s degree in Business Administration (International Finance) from Shanghai University in June, 2013, and a bachelor’s degree in Food Science and Engineering from Chongqing Technology and Business University completed in June, 2006.

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

Chunhua Tian has served as our independent director since March 2025. He currently serves as the General Manager of Daimuji Immigration Consulting (Chongqing) Co., Ltd. since November 2018. Previously, he was the Deputy General Manager of Chongqing Licheng Construction Machinery Equipment Leasing Co., Ltd. and Chongqing Jinjiazi Mechanical and Electrical Equipment Co., Ltd. from March 2014 to October 2018. Earlier in his career, he was the Founder and General Manager of Lianyungang Dongchuang Concrete Co., Ltd. from May 2006 to November 2012. He holds a bachelor’s degree in Business Administration from Zhengzhou University of Aeronautics and Astronautics.

There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person referred to above was selected as a director or member of senior management.

Employment Agreements

We have entered into employment agreements with our executive officers, in substantially the forms attached to this annual report. Mr. Guo may terminate the respective agreement with a one-month prior notice while we will only be able to terminate such agreement in limited circumstances, such as for cause. We have also entered into employment agreements with our other executive officers. Each of the contract terms was a period of two or three years. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the employee, including but not limited to a conviction or plea of guilty to certain crimes, negligence or dishonesty to our detriment and failure to perform the agreed-to duties after a reasonable opportunity to cure the failure. Furthermore, either we or an executive officer may terminate the employment at any time without cause upon advance written notice to the other party. These agreements do not provide for any special termination benefits, nor do we have other arrangements with these executive officers for special termination benefits.

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

In 2025, the aggregate cash compensation to our executive officers was approximately $0.1 million and the aggregate cash compensation to our non-executive directors was approximately $0.07 million.

We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company except as required under applicable law.

Share Options

On September 3, 2025, the extraordinary general meeting of shareholders approved the 2025 Equity Incentive Plan of the Company, under which the Company is authorized to deliver an aggregate of 4,679,322 restricted shares to eligible directors, officers, managers, employees, consultants and advisors (and prospective directors, officers, managers, employees, consultants and advisors) of the Company from time to time. As of December 31, 2025 no awards under the 2025 Equity Incentive Plan were outstanding. As of the date of this annual report, the 2025 Equity Incentive Plan has been fully utilized with awards issued as unrestricted shares.

C. Board Practices

Our board of directors currently consists of four directors. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered. Our directors may exercise all the powers of our company to borrow money and mortgage or change its undertaking, property and uncalled capital or any part thereof, and to issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party. The remuneration to be paid to the directors is determined by the board of directors. There is no age limit requirement for directors.

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

Audit Committee. Our audit committee consists of Songzuo Xiang and Chunhua Tian. Mr. Xiang is the chairperson. Our board of directors has determined that all members of our audit committee satisfy the “independence” requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the rules and regulations of the Nasdaq Stock Market LLC. We have determined that Mr. Xiang qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Songzuo Xiang and Chunhua Tian. Chunhua Tian is the chairperson. Our board of directors has determined that all members of our compensation committee satisfy the “independence” requirements of the rules and regulations of the Nasdaq Stock Market LLC. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Compliance Committee. Our compliance committee consists of Songzuo Xiang and Chunhua Tian. The position of chairperson of the compliance committee is currently vacant. Our compliance committee assists our board in overseeing our compliance with the laws and regulations applicable to our business, and compliance with our code of business conduct and ethics and related policies by our employees, officers, directors and other agents and associates. The compliance committee is responsible for, among other things:

●	establishing and revising project and purchase control policies;

●	establishing and revising administration and business supervision policies;

●	accepting, investigating, and settling any comments, complaints, and reports from employees;

●	investigating and settling any matters delegated from our board of directors; and

●	monitoring the status of implementation of company policies.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, We have the right to seek damages if a duty owed by our directors is breached. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

Terms of Directors and Officers

All directors hold office until the expiration of their terms and until their successors have been elected and qualified. A director may be removed from office before the expiry of his term by a special resolution passed by the shareholders. The directors shall be subject to retirement by rotation. Any director shall serve a term of office which shall expire on the 31st day of July which is not less than one year nor more than two years after the date of his appointment. Upon the expiry of each director’s term of office, he shall automatically retire and cease to be a director, but shall be eligible for re-election by the board of directors. Any director who is so re-elected shall serve an additional term which shall expire on the 31st day of July of the year which is two years after such re-election. There shall be no limit on the number of times which a director may be re-elected or the number of additional terms which any such director may serve. Every director is subject to retirement in accordance with our third amended and restated memorandum and articles of association at least once every two years. Our third amended and restated memorandum and articles of association also provide that the office of a director shall be vacated in a limited number of circumstances, namely if the director: (1) becomes bankrupt or makes any arrangement or composition with his creditors; (2) is found to be or becomes of unsound mind; (3) resigns his office by notice in writing to our company; (4) without special leave of absence from the board of directors, is absent from meetings of the board of directors for six consecutive months and the board of directors resolves that his office be vacated; or (5) if he or she shall be removed from office pursuant to our third amended and restated memorandum and articles of association or the Companies Act (Revised) of the Cayman Islands and other applicable laws and regulations of the Cayman Islands. Officers are elected by and serve at the discretion of our board of directors.

In addition, our service agreements with our directors do not provide benefits upon termination of their services.

D.	Employees

We had 30, 17 and 18 employees as of December 31, 2023, 2024 and 2025, respectively. The following table sets forth the number of our employees by functions as of the same dates, respectively:

	As of December 31,
	2023		2024		2025
	Number of Employees	% of Total	Number of Employees	% of Total	Number of Employees	% of Total
Sales and Marketing Department	2	6.7	2	11.8	—	—
Quality Control and Technology Department	1	3.3	1	5.9	7	38.9
Programming Department	2	6.7	2	11.8	—	—
General Administrative and Accounting	25	83.3	12	70.6	11	61.1
Total	30	100.0	17	100.0	18	100.0

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

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of April 15, 2026, by:

●	each of our directors and executive officers; and

●	each principal shareholder, or person known to us to own beneficially more than 5.0% of our ordinary shares.

The calculations in the shareholder table below are based on 5,529,189 ordinary shares outstanding as of April 15, 2026, excluding 13,073 treasury shares. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days after April 15, 2026, the most recent practicable date, including through the exercise of any option, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Man Guo(1)	69,701	1.26
Songzuo Xiang	*	*
Chunhua Tian	*	*
Qirui Dou	-	-
All directors and executive officers**	70,101	1.27

Principal Shareholders:

*	Aggregate beneficial ownership of our company by such director or officer is less than 1% of our total outstanding ordinary shares.

**	The business address of our directors and executive officers is 7545 Irvine Center Drive, Suite 200, Irvine, CA 92618.

(1)	Includes (i) 69,701 ordinary shares held by Wealthy Environment Limited, a BVI business company wholly owned by Mr. Man Guo. The registered address of Wealthy Environment Limited is P.O. Box 173, Kingston Chambers, Road Town Tortola, British Virgin Islands.

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

As of April 15, 2026, 5,542,262 of our ordinary shares were issued and outstanding, of which 13,073 ordinary shares were treasury shares. To our knowledge, we had only one record shareholder in the United States, which held approximately 89.36% of our total outstanding ordinary shares as of April 15, 2026. The number of beneficial owners of our ordinary shares in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

(a) The disposal of Blockchain Dynamics Limited

On March 19, 2024, the Group disposed of its wholly owned subsidiary, Blockchain Dynamics Limited, to Mr. Herman Man Guo, the prior Chairman of the Board and interim Chief Financial Officer of the Company. The consideration was 1,307,229 ordinary shares of the Company (equivalent to 13,073 ordinary shares after the 2025 share consolidation) with a par value of $0.04 per share (pre−consolidation). The fair value of the share transaction was approximately $1.6 million. A loss on disposal of approximately $1.4 million was recognized and is included in discontinued operations. No other related party balances were outstanding as of December 31, 2025.

(b) Key management compensation

For the year ended December 31, 2025, aggregate cash compensation paid to executive officers and non-executive directors was approximately $0.2 million. No share based awards were granted to related parties during the year.

(c) Other transactions

There were no other material related party transactions during the years ended December 31, 2023, 2024 and 2025.

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

Dividend Policy

We do not have any present plan to declare or pay any dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Our board of directors has discretion as to whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium and provided always that in no circumstances may a dividend be paid if following the date on which the dividend is proposed to be paid, our company would be unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to pay dividends, the form, frequency and amount of future dividends, if any, will depend upon our future operations and earnings, capital requirements and surplus, the amount of distributions, if any, received by us from the operating entities, our general financial condition, contractual restrictions and other factors deemed relevant by our board of directors.

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant change since the date of our audited consolidated financial statements filed as part of this annual report.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

See “-C. Markets.”

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing one of our ordinary shares, were listed on the Nasdaq Global Market on November 7, 2007 and were subsequently transferred to the Nasdaq Global Select Market. Our ADSs were transferred to the Nasdaq Capital Market in November 2018. On April 11, 2019, we changed our ADS share ratio from one ADS representing two ordinary shares to one ADS representing 10 ordinary shares. Our trading symbol on the Nasdaq Capital Market has been changed from “AMCN” to “ANTE” effective on June 13, 2019 and further to “YDKG” effective on September 19, 2025.

Effective on December 9, 2022, we consolidated every forty of the authorized (whether issued or unissued) shares of each class of par value of US$0.001 each in the capital of our company into one share of the same class of par value of US$0.04 each. Upon the 2022 Share Consolidation, the ratio of our ADS was amended from one ADS representing 10 ordinary shares to one ADS representing one ordinary share. On May 30, 2025 the ADS depositary agreement was terminated, resulting in our ordinary shares becoming directly listed on Nasdaq. Effective on November 14, 2025, we consolidated every one hundred of the authorized (whether issued or unissued) shares of each class of par value of US$0.04 each in the capital of our company into one share of the same class of par value of US$4.00 each.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our third amended and restated memorandum and articles of association which was filed as Exhibit 99.1 to our Form 6-K (File No. 001-33765) with the SEC on September 2, 2025.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described above, in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F.

D.	Exchange Controls

There are no material exchange controls restrictions on payment of dividends, interest or other payments to the holders of our ordinary shares or on the conduct of our operations in the Cayman Islands, where we were incorporated. Cayman Islands law and our third amended and restated memorandum and articles of association do not impose any material limitations on the right of nonresidents or foreign owners to hold or vote our ordinary shares.

See “Item 4. Information on the Company-B. Business Overview-Regulation-Regulations on Foreign Exchange” for a description of PRC regulations on foreign exchange.

E.	Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based on profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction or produced before a court of the Cayman Islands.

The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise not a party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands. Payments of dividends and capital in respect of the ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the ordinary shares, nor will gains derived from the disposal of the ordinary shares be subject to Cayman Islands income or corporation tax.

Material U.S. Federal Income Tax Considerations

The following is a summary of material U.S. federal income tax considerations generally applicable to the ownership and disposition of our ordinary shares by a U.S. Holder (as defined below) that holds our ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code, but it does not purport to be a complete analysis of all potential tax consequences and considerations. This summary is based upon existing U.S. federal income tax law as contained in the Code, Treasury Regulations, and relevant juridical decisions and administrative guidance, all as of the date hereof, which is subject to differing interpretations or change, possibly with retroactive effect.

This summary does not discuss all aspects of U.S. federal income taxation that may be important to particular holders in light of their individual circumstances, including holders subject to special tax rules (for example, banks or other financial institutions, insurance companies, regulated investment companies, real estate investment trusts, cooperatives, pension plans, broker-dealers, partnerships and their partners, and tax-exempt organizations (including private foundations)), holders who are not U.S. Holders (as defined below), holders who own (directly, indirectly or constructively) 10% or more of our stock (by vote or value), holders who acquire their ordinary shares pursuant to any employee share option or otherwise as compensation, holders that hold their ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, holders required to accelerate the recognition of any item of gross income with respect to our ordinary shares as a result of such income being recognized on an applicable financial statement, traders in securities that have elected the mark-to-market method of accounting for their securities or holders that have a functional currency other than the United States dollar, holders that hold their ordinary shares in connection with a trade or business, permanent establishment or fixed base outside the United States, or U.S. expatriates, all of whom may be subject to tax rules that differ significantly from those summarized below. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS will not take a contrary position or that such position will not be sustained by a court. In addition, this summary does not discuss any alternative minimum tax, state, local, non-U.S. tax or non-income tax (such as the U.S. federal gift and estate tax) considerations or the Medicare tax on net investment income. Each U.S. Holder is urged to consult with its tax advisor regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations relating to the ownership and disposition of our ordinary shares.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of our ordinary shares that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (3) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (4) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under applicable United States Treasury Regulations.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ordinary shares and partners in such partnerships are urged to consult their tax advisors regarding their ownership and disposition of our ordinary shares.

Passive Foreign Investment Company Rules

In general, we will be classified as a passive foreign investment company, or a PFIC, for any taxable year if either (1) 75% or more of our gross income for such year is passive income or (2) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) produce or are held for the production of passive income, including cash. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock for determining whether we are a PFIC in any taxable year.

Based upon our analysis of the nature and composition of our income and assets, the value of our assets, and our current and planned activities and market capitalization, we believe that we were a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2025. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets, and the applicable law is subject to varying interpretation. In addition, there can be no assurance that the IRS will agree with our determinations regarding our PFIC status for any taxable year or that a court would not uphold any such challenge. Fluctuations in the market price of our ordinary shares may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for purposes of the PFIC asset test may be determined by reference to the market price of our ordinary shares. In addition, the composition of our income and assets may also be affected by how, and how quickly, we use cash and other liquid assets. Our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

If we are a PFIC for any year during which a U.S. Holder holds our ordinary shares, we generally would continue to be treated as a PFIC by that holder for all succeeding years during which such U.S. holder holds our ordinary shares even if we cease to meet the threshold requirements for PFIC status, unless a U.S. Holder makes a taxable “deemed sale” election with respect to the ordinary shares. If such election is made, the U.S. Holder will be deemed to have sold the ordinary shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain from such deemed sale would be subject to the consequences described below. After the deemed sale election, the U.S. Holder’s ordinary shares with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless we subsequently again become a PFIC.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules, regardless of whether we remain a PFIC, for subsequent taxable years, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ordinary shares), and (ii) any gain realized on the sale, exchange or other taxable disposition, including, under certain circumstances, a pledge, of ordinary shares. Under the PFIC rules:

●	such excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares;

●	such amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC, or pre-PFIC year, will be taxable as ordinary income;

●	such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect to ordinary income applicable to the U.S. Holder for that year; and

●	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares and any of our non-United States subsidiaries is also classified as a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are advised to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment described above. “Marketable stock” is stock that is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable Treasury regulations. Our ordinary shares are listed on Nasdaq, which is a qualified exchange for these purposes. The ordinary shares will be marketable stock as long as they remain listed on a qualified exchange, such Nasdaq, and are regularly traded. However, we can provide no assurances that our ordinary shares will continue to be listed on a qualified exchange or will be regularly traded. Once made, the election cannot be revoked without the consent of the IRS, unless the ordinary shares cease to be marketable.

If a mark-to-market election is made, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ordinary shares held at the end of the taxable year over the adjusted tax basis of such ordinary shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ordinary shares over the fair market value of such ordinary shares held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ordinary shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes an effective mark-to-market election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the ordinary shares will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If a U.S. Holder makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ordinary shares are no longer treated as marketable stock or the IRS consents to the revocation of the election. It should be noted that only the ordinary shares and not the ordinary shares are listed on Nasdaq. Consequently, if a U.S. Holder holds ordinary shares that are not represented by ordinary shares, such holder generally will not be eligible to make a mark-to-market election if we are or were to become a PFIC. If a U.S. Holder makes a mark-to-market election in respect of a PFIC and such corporation ceases to be a PFIC, the U.S. Holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not a PFIC.

Because a mark-to-market election cannot technically be made for any lower-tier PFICs that a PFIC may own, a U.S. Holder who makes a mark-to-market election with respect to our ordinary shares may continue to be subject to the general PFIC rules with respect to such U.S. Holder’s indirect interest in any of our non-United States subsidiaries if any of them is a PFIC.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our ordinary shares during any taxable year that we are a PFIC, such holder would generally be required to file an annual IRS Form 8621. Each U.S. Holder is advised to consult its tax advisors regarding the potential tax consequences to such holder if we are or become a PFIC, including the possibility of making a mark-to-market election.

THE RULES DEALING WITH PFICS AND WITH MARK-TO-MARKET ELECTIONS ARE VERY COMPLEX AND ARE AFFECTED BY VARIOUS FACTORS IN ADDITION TO THOSE DESCRIBED ABOVE, INCLUDING OUR OWNERSHIP OF ANY NON-UNITED STATES SUBSIDIARIES. AS A RESULT, U.S. HOLDERS OF ORDINARY SHARES ARE STRONGLY ENCOURAGED TO CONSULT THEIR TAX ADVISORS ABOUT THE PFIC RULES IN CONNECTION WITH THEIR OWNERSHIP OR DISPOSITION OF ORDINARY SHARES.

Dividends

Subject to the PFIC rules discussed above, the gross amount of any distributions (including the amount of any tax withheld) paid with respect to our ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, generally will be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder. Distributions in excess of earnings and profits will be non-taxable to the U.S. holder to the extent of, and will be applied against and reduce (but not below zero), the U.S. holder’s adjusted tax basis in the ordinary shares. Distributions in excess of earnings and profits and such adjusted tax basis will generally be taxable to the U.S. Holder as described below under “Sale or Other Disposition of Ordinary Shares.” However, since we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution paid will generally be reported as a “dividend” for U.S. federal income tax purposes, even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. Dividends received on the ordinary shares are not expected to be eligible for the dividends received deduction allowed to corporations.

With respect to non-corporate U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. The ordinary shares are currently tradable on the Nasdaq Capital Market, which is an established securities market in the United States, but no assurance may be given in that our ordinary shares will be readily tradable for this purpose. Each U.S. Holder is advised to consult its tax advisor regarding the rate of tax that will apply to any dividends paid in respect of our ordinary shares, including the effects of any change in law after the date of this annual report.

Dividends paid on our ordinary shares generally will be treated as income from foreign sources for U.S. foreign tax credit purposes and generally will constitute passive category income. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld, may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholdings, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Each U.S. Holder is advised to consult its tax advisor regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of Ordinary Shares

Subject to the PFIC rules discussed above, a U.S. Holder generally will recognize capital gain or loss upon the sale or other disposition of ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ordinary shares. Non-corporate U.S. Holders who have held our ordinary shares for more than one year generally will be eligible for lower long-term capital gains rates. The deductibility of capital losses is subject to limitations.

Any such gain or loss that the U.S. Holder recognizes generally will be treated as U.S.-source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Each U.S. Holder is advised to consult its tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of Class A Ordinary Shares, including the availability of the foreign tax credit under its particular circumstances.

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

In addition, U.S. Holders may be subject to information reporting to the IRS and backup withholding with respect to dividends on, and proceeds from the sale or other disposition of, the ordinary shares. Information reporting will apply to payments of dividends on, and proceeds from the sale or other disposition of, the ordinary shares made by a paying agent within the United States to a U.S. Holder, unless the U.S. Holder is exempt from information reporting and properly certifies its exemption. A paying agent within the United States will be required to withhold at the applicable statutory rate, currently 24%, in respect of any payments of dividends on, and the proceeds from the disposition of, the ordinary shares made within the United States to a U.S. Holder if the U.S. Holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with applicable backup withholding requirements, unless the U.S. Holder is exempt from backup withholding and properly certifies its exemption. U.S. Holders who are required to establish their exempt status generally must provide a properly completed IRS Form W-9.

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

We have previously filed with the SEC our registration statement on Form F-1 (File Number 333-146825), as amended, and a prospectus under the Securities Act with respect to our ordinary shares represented by our ADSs, and a related registration statement on Form F-6 (File Number 333-146908) with respect to our ADSs, as amended. We have also filed with the SEC registration statements on Form S-8 (File Numbers 333-148352, 333-164219, 333-183448, 333-187442 and 333-290453) with respect to our ADSs or ordinary shares, as applicable and as amended. We have filed with the SEC automatic shelf registration statements on Form F-3 (File Numbers 333-161067 and 333-290419), as amended, and a prospectus under the Securities Act with respect to our ordinary shares, as applicable, where represented by our ADSs. We have filed with the SEC a shelf registration statement on Form F-3 (File Number 333-279318), as amended, and a prospectus under the Securities Act with respect to our ordinary shares, ordinary shares represented by ADSs, preferred shares, debt securities, warrants, units, and up to 4,572,788 ordinary shares offered by selling shareholders. In addition, we have filed with the SEC a registration statement on Form F-3 (File Number 333-286235) with respect to 15,555,600 ordinary shares offered by the selling shareholders.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

In accordance with Nasdaq Stock Market Rule 5250(d), we will post this annual report on Form 20-F on our website at https://ir.yuedaholding.com/. In addition, we will provide hardcopies of our annual report free of charge to shareholders upon request.

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders

We are not required to provide an annual report to security holders in response to the requirements of Form 6-K.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Cryptocurrency Risk

The price of Bitcoin has experienced significant fluctuations over its relatively short existence and may continue to fluctuate significantly in the future. Bitcoin prices ranged from approximately $7,200 per coin as of December 31, 2019; $29,000 per coin as of December 31, 2020; $46,300 per coin as of December 31, 2021; $16,500 per coin as of December 31, 2022; $42,300 per coin as of December 31, 2023; $62,600 per coin as of December 31, 2024; and $95,000 per coin as of December 31, 2025, according to Coin Market Cap.

We expect our results of operations to continue to be affected by the Bitcoin price as most of our revenue is from Bitcoin mining production as of the date of this report. Any future significant reductions in the price of bitcoin will likely have a material and adverse effect on our results of operations and financial condition. We cannot assure you that the Bitcoin price will remain high enough to sustain our operation or that the Bitcoin price will not decline significantly in the future. Furthermore, fluctuations in the Bitcoin price can have an immediate impact on the trading price of our ordinary shares even before our financial performance is affected, if at all.

Various factors, mostly beyond our control, could impact the Bitcoin price. For example, the usage of Bitcoins in the retail and commercial marketplace is relatively low in comparison with the usage for speculation, which contributes to Bitcoin’s price volatility. Additionally, the reward for Bitcoin mining will decline over time, with the most recent halving event having occurred in April 2024, which may further contribute to Bitcoin price volatility.

Liquidity Risk

We are also exposed to liquidity risk which is risk that it is unable to provide sufficient capital resources and liquidity to meet its commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to other financial institutions and third parties to obtain short-term funding to meet the liquidity shortage.

Inflation Risk

We are also exposed to inflation risk factors which could impair our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and operating expenses as a percentage of revenue if the market prices of our cryptocurrencies do not increase with such increased costs.

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

Use of Proceeds

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

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

B.	Management’s Annual Report on Internal Control over Financial Reporting

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the SEC, our management, including our chief executive officer and interim chief financial officer, assessed the effectiveness of internal control over financial reporting as of December 31, 2025 using the criteria set forth in the report “Internal Control-Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission (known as COSO).

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

The material weaknesses as of December 31, 2025 were related to the weak operating effectiveness and lack of monitoring of controls over financial reporting due to inadequate resources or resources with insufficient experience or training in our financial reporting team, internal control team, administration team and human resource team.

Because of the material weaknesses described above, our management has concluded that we had not maintained effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework (2013) issued by COSO.

C.	Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our company’s registered public accounting firm as we are a non-accelerated filer as defined in Rule 12b-2 of the Exchange Act.

D.	Changes in Internal Control over Financial Reporting

In preparing our consolidated financial statements, we identified a material weaknesses in our internal control over financial reporting as of December 31, 2025. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified were related to the weak operating effectiveness and lack of monitoring of controls over financial reporting due to inadequate resources or resources with insufficient experience or training in our financial reporting team, internal control team, administration team and human resource team. This material weakness has persisted over recent years due to our inadequate resources and turnover in our management and financial reporting team, administration team and human resource team.

To remediate our identified material weaknesses, significant deficiency and other control deficiencies in connection with preparation of our consolidated financial statements, we will be required to invest additional resources in our internal control framework and adopt several measures to improve our internal control over financial reporting. For example, during the reporting period, we plan to provide additional training to its employees of different capacities, including financial reporting team, administration team and human resource team, to introduce and reinforce the updated controls and procedures; obtain further support from an external consultant firm with experienced staff holding the AICPA license with a solid understanding of U.S. GAAP to assist us in the preparation of the financial statements for future periods.

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

	Fiscal Year Ended December 31,
	2024	2025

Audit Fees – Audit Alliance LLP	$70,000	$0
Audit Fees – Assentsure PAC	$280,000	$230,000

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On January 2, 2025 we appointed Assentsure PAC as our independent registered public accounting firm to replace Audit Alliance LLP (“Audit Alliance”). The change of the Company’s independent auditor was made after careful consideration and evaluation process and was approved by the board of directors of the Company (the “Board”) and the audit committee of the Board.

During each of the years ended December 31, 2022 and 2023, and during the subsequent period through January 2, 2025, there have been no (1) “disagreements” (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto) between the Company and Audit Alliance on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of Audit Alliance, would have caused Audit Alliance to make reference to the subject matter of the disagreement thereto in its reports on the consolidated financial statements for such years, or (2) “reportable events” as that term is described in accordance with Item 16F(a)(1)(v) of Form 20-F.

During the Company’s two most recent fiscal years ended December 31, 2023, and the subsequent period prior to the Company’s engagement of Assentsure, neither the Company nor anyone acting on its behalf consulted Assentsure with respect to (1) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that Assentsure concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, (2) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of the instructions to Form 20-F, or (3) any reportable event as defined in Item 16F(a)(1)(v) of the instructions to Form 20-F.

The Company provided Audit Alliance with a copy of the disclosures made in the current report on Form 6-K filed on January 3, 2025 and requested that Audit Alliance furnish it with a letter addressed to the SEC stating whether or not Audit Alliance agrees with the above disclosures and, if not, stating the respects in which Audit Alliance does not agree. A copy of Audit Alliance’s letter to the SEC, dated January, 2025, is attached to the current report on Form 6-K filed on January 3, 2025.

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

Our home country counsel, provided a letter to the Nasdaq Stock Market at the time of our initial public offering, certifying that under Cayman Islands law, we are not required to hold annual shareholder meetings. We held annual meetings in 2013. No annual general meeting was held since 2014. We may hold additional annual shareholder meetings in the future if there are significant issues that require shareholder approval.

Our home country counsel had also provided letters to the Nasdaq Stock Market certifying that under Cayman Islands law, we are not required to seek shareholder approval for the establishment of or any material amendments to our equity compensation plans. In 2008, we followed home country practice with respect to our 2007 Option Plan by amending it to permit re-pricings of options without seeking shareholder approval. In 2011 and 2012, we followed home country practice with respect to our 2011 Option Plan and 2012 Option Plan, respectively, by establishing them without seeking shareholder approval.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an insider trading policy to promote compliance with applicable securities laws and regulations, including those that prohibit insider trading. This policy applies to all officers, directors, employees and other related individuals of our company. The insider trading policy establishes guidelines and procedures for the following and is attached hereto as Exhibit 11.2.

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

There were no cybersecurity incidents during the year ended December 31, 2025, that resulted in an interruption to our operations, known losses of any critical data or otherwise had a material impact on our strategy, financial condition or results of operations. However, the scope and impact of any future incident cannot be predicted. See “Item 3. Key Information-D. Risk Factors” for more information on how material cybersecurity attacks may impact our business.

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

ITEM 18. FINANCIAL STATEMENTS

The full text of our audited consolidated financial statements begins on page F-2 of this annual report.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit Number	Description
1.1	Third Amended and Restated Memorandum and Articles of Association approved by the extraordinary general meeting of shareholders on September 3, 2025 (incorporated by reference to Exhibit 99.1 to Form 6-K (File No. 001-33765) filed on September 2, 2025)
2.1	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)
2.2	Description of securities (incorporated by reference to Exhibit 2.4 to Annual Report on Form 20-F filed on April 28, 2023)
4.1	Amended and Restated 2025 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to Form S-8 filed on September 22, 2025)
4.2	Form of Employment Agreement between the Company and an Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 to Registration Statement on Form F-1 (File No. 333- 146825), as amended, initially filed on October 19, 2007)
4.3	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 99.1 to Current Report on Form 6-K furnished on February 19, 2025)
4.4	Form of the Director Offer Letter (incorporated by reference to Exhibit 99.1 to Current Report on Form 6-K furnished on March 4, 2025
4.5**	Hosting Services Agreement dated June 1, 2025 by and between AirNet Technology Inc. and BTC KZ (incorporated by reference to Exhibit 99.1 to Current Report on Form 6-K furnished on March 21, 2025)
4.6**	Purchase and Sale Agreement dated October 24, 2025 by and between Robust Achievement Limited and B&G (HK) Limited with respect to 72,744 units of cryptocurrency mining hardware.
4.7**	Supplemental Agreement dated April 6, 2026 to the Purchase and Sale Agreement dated October 24, 2025 by and between Robust Achievement Limited and B&G (HK) Limited terminating the delivery of 57,241 units of cryptocurrency mining hardware.
4.8	Securities Purchase Agreement dated August 22, 2025 by and between AirNet Technology Inc. and the Purchasers named therein (incorporated by reference to Exhibit 10.1 to the Form 6-K filed on August 25, 2025)
4.9	Form of Warrant to Purchase Ordinary Shares dated August 27, 2025 (incorporated by reference to Exhibit 10.2 to the Form 6-K filed on August 25, 2025)
4.10	Placement Agency Agreement dated October 15, 2025, by and between Yueda Digital Holding and Univest Securities, LLC (incorporated by reference to Exhibit 10.1 to the Form 6-K filed on October 22, 2025)
4.11	Securities Purchase Agreement dated October 15, 2025 by and between Yueda Digital Holding and the Purchasers named therein (incorporated by reference to Exhibit 10.2 to the Form 6-K filed on October 22, 2025)
4.12	Form of Warrant to Purchase Ordinary Shares (incorporated by reference to Exhibit 4.1 to the Form 6-K filed on October 22, 2025)
8.1*	List of the Registrant’s subsidiaries
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to Registration Statement on Form F-1 (File No. 333-146825), as amended, initially filed on October 19, 2007)
11.2	Insider Trading Policy (incorporated by reference to Exhibit 11.2 to Annual Report on Form 20-F filed on April 28, 2023)
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certifications by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certifications by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Audit Alliance LLP
15.2*	Consent of Assentsure PAC
97.1	Policy Relating to Recovery of Erroneously Awarded Compensation (incorporated by reference to Exhibit 97.1 to Annual Report on Form 20-F filed on April 26, 2024)
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File - The cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

*	Filed herewith
**	Furnished with this annual report on Form 20-F

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 30, 2026	Yueda Digital Holding

	By:	/s/ Qirui Dou
	Name:	Qirui Dou
	Title:	Chief Executive Officer

YUEDA DIGITAL HOLDING

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the Board of Directors and Shareholders of Yueda Digital Holding (formerly known as “AirNet Technology Inc.”)

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows of Yueda Digital Holding and its subsidiaries (collectively, the Company), for the year ended December 31, 2023, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the consolidated results of its operations and its cash flows for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2(b) to the consolidated financial statements, the Company has a history of operating losses and negative operating cash flows and has negative working capital of approximately US$56 million as of December 31, 2023. These conditions indicate that a material uncertainty exists that raise substantial doubt on the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note2(b) to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

/s/ Audit Alliance LLP

Audit Alliance LLP

Singapore

April 26, 2024

PCAOB ID Number 3487

We served as the Company’s auditor from 2021 to 2024.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the shareholders and the board of directors of

Yueda Digital Holding

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Yueda Digital Holding and its subsidiaries (collectively, the Company) as of December 31, 2025 and 2024, and the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows, for each of the two years in the period ended December 31, 2025, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2025 and 2024, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2(b) to the consolidated financial statements, the Company has a history of operating losses and negative operating cash flows and has net loss from continuing operation of approximately US$78.9 million as of December 31, 2025. These conditions indicate that a material uncertainty exists that raise substantial doubt on the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2(b) to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Going concern

Description of the Matter

As described in Note 2(b) to the consolidated financial statements, the Company has a history of operating losses and negative operating cash flows and has net loss from continuing operation of approximately US$78.9 million as of December 31, 2025. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Historically, the Company has relied principally on both operational sources of cash and non-operational sources of equity and debt financing to fund its operations and business development. The Company’s ability to continue as a going concern depends on management’s ability to successfully execute its business plan which includes increasing the utilization rate of existing staffs and potential financing from public market or private placement. However, there is no assurance that the measures above can be achieved as planned.

We identified the evaluation of the Company’s ability to continue as a going concern as a critical audit matter because the assessment involved significant judgment by management in evaluating whether its plans would alleviate the substantial doubt about the Company’s ability to continue as a going concern, and a high degree of auditor judgment was required in evaluating management’s assumptions and the adequacy of the related disclosures in the consolidated financial statements.

How we Addressed the Matter in Our Audit

Our principal audit procedures included, among others:

●	Obtaining an understanding, and evaluating management’s assessment on whether there are conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern for a reasonable period of time;

●	Assessing the management’s plans and obtaining sufficient appropriate audit evidence to determine whether or not substantial doubt can be alleviated or still exists;

●	Assessing the adequacy and completeness of the related disclosures in the consolidated financial statements

Revenue Recognition

Description of the Matter

The Company recognizes revenue from cryptocurrency mining activities in accordance with ASC Topic 606, Revenue from Contracts with Customers. The Company provides computing power to mining pool operators and receives noncash consideration in the form of cryptocurrency awards. The consideration is variable and is recognized when it is probable that a significant reversal of cumulative revenue recognized will not occur, which is generally when the mining pool operator successfully places a block and the amount to be received is confirmed.

We identified revenue recognition from the cryptocurrency mining business as a critical audit matter because the Company resumed its cryptocurrency mining business during 2025, and the accounting for such revenue involves judgment in assessing the nature and timing of satisfaction of performance obligations, the determination of the transaction price involving variable noncash consideration, and the timing of revenue recognition under ASC Topic 606.

How we Addressed the Matter in Our Audit

Our principal audit procedures included, among others:

●	Obtaining an understanding of the Company’s process for recognizing cryptocurrency mining revenue and evaluating whether the accounting policies adopted by management were in accordance with ASC Topic 606;

●	Reviewing mining pool contracts and related agreements to assess the identification of performance obligations and the terms relating to variable noncash consideration;

●	Testing revenue transactions on a sample basis by agreeing recorded amounts to supporting evidence, including mining pool statements, settlement records, wallet records, and quoted market prices used in measuring the cryptocurrency awards received; and

●	Evaluating the adequacy of the related disclosures in the consolidated financial statements

/s/ Assentsure PAC

Singapore
April 30, 2026
PCAOB ID Number 6783

We have served as the Company’s auditor since 2025.

Yueda Digital Holding and Subsidiaries

Consolidated Balance Sheets

(Stated in U.S. dollars in thousands, except share and per share data)

	December 31, 2024	December 31, 2025
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$2	$999
USDT	-	3,246
Prepayments	-	206,027
Other current assets	4,111	1,131
Current assets of discontinued operations	21,842	-
Total current assets	25,955	211,403

OTHER ASSETS
Property and equipment, net	24,278	90,926
Security deposit	-	9,600
Other assets of discontinued operations	9,987	-
Total non-current assets	34,265	100,526

Total assets	60,220	311,929

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES

CURRENT LIABILITIES
Accounts payable	-	331
Accrued expenses and other current payables	350	-
Current liabilities of discontinued operations	78,245	-
Total current liabilities	78,595	331

OTHER LIABILITIES
Other liabilities of discontinued operations	3,631	-
Total non-current liabilities	3,631	-

Total liabilities	82,226	331

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares ($0.04 par value; 9,000,000 shares authorized; 156,399 shares issued as of December 31, 2024; 143,326 shares outstanding as of December 31, 2024)*	575	-
Class A ordinary shares ($4.0 par value; 9,000,000 shares authorized; 5,542,262 shares issued as of December 31, 2025; 5,529,189 shares outstanding as of December 31, 2025)*	-	22,118
Class B ordinary shares ($4.0 par value; 1,000,000 shares authorized; no shares issued as of December 31, 2025; no shares outstanding as of December 31, 2025)*	-	-
Additional paid-in capital	311,740	651,665
Treasury shares (13,073 and 13,073 shares as of December 31, 2024 and 2025)	(1,517)	(1,517)
Deferred share compensation	(814)	(148)
Accumulated deficits	(332,464)	(360,520)
Accumulated other comprehensive income	33,407	-
Total Yueda Digital Holding shareholders’ equity	10,927	311,598

NON-CONTROLLING INTERESTS	(32,933)	-

Total (deficit) equity	(22,006)	311,598

Total liabilities and shareholders’ equity	$60,220	$311,929

*	The shares and per share information are presented on a retroactive basis to reflect the share consolidation and change of share capital (Note 9).

The accompanying notes are an integral part of these consolidated financial statements.

Yueda Digital Holding and Subsidiaries

Consolidated Statements of Operations and Comprehensive (Loss) Income

(Stated in U.S. Dollars in thousands, except for share and per share data)

	For the Years Ended December 31,
	2023	2024	2025
Revenues	$-	$-	$28,151
Cost of revenues	-	-	28,867
Gross loss	-	-	(716)

Operating expenses:
General and administrative expenses	531	1,759	44,346
Total operating expenses	531	1,759	44,346

Loss from continuing operations	(531)	(1,759)	(45,062)

Other income (expenses):
Interest (expenses) income, net	-	(47)	1
Other income (expense), net	8	(520)	-
Impairment of long-lived assets	-	-	(12,416)
Realized loss on sale/exchange of cryptocurrencies	-	-	(21,468)
Total other income (expenses), net	8	(567)	(33,883)

Loss from continuing operation before income taxes	(523)	(2,326)	(78,945)
Income tax expense	-	-	-
Net loss from continuing operation	(523)	(2,326)	(78,945)

Discontinued operations:
Net income (loss) from discontinued operations, net of income taxes	329	(11,322)	(190)
Gain from disposal of discontinued operations, net of income taxes	-	-	51,082
Net income (loss) from discontinued operations	329	(11,322)	50,892

Net loss	(194)	(13,648)	(28,053)
Less: Net income attributable to non-controlling interests	380	3	3
Net loss attributable to Yueda Digital Holding	$(574)	$(13,651)	$(28,056)

Net loss	$(194)	$(13,648)	$(28,053)
Foreign currency translation adjustment	(72)	528	(1,618)
Total comprehensive loss	(266)	(13,120)	(29,671)

Less: Total comprehensive income attributable to non-controlling interests	(527)	3	3

Total comprehensive income (loss) attributable to Yueda Digital Holding	$261	$(13,123)	$(29,674)

Weighted average number of ordinary shares outstanding*
Basic and diluted	65,713	111,997	1,456,440

Loss per share*
Basic and diluted	$(8.73)	$(121.89)	$(19.26)

*	The shares and per share information are presented on a retroactive basis to reflect the share consolidation (Note 9).

The accompanying notes are an integral part of these consolidated financial statements.

Yueda Digital Holding and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity

(Stated in U.S. Dollars in thousands, except for share and per share data)

	Ordinary shares		Class A ordinary shares		Class B ordinary shares						Accumulated	Total Yueda Digital
	outstanding		outstanding		outstanding		Additional		Deferred		other	Holding Inc.		Total
	Shares*	Par Value	Shares*	Par Value	Shares*	Par Value	paid-in capital	Treasury shares	share compensation	Accumulated deficits	comprehensive income (loss)	shareholders’ equity	Noncontrolling interests	Deficit) Equity
BALANCE, December 31, 2022	89,237	$359	-	$-	-	$-	332,746	$(1,148)	$-	$(318,239)	$32,044	$45,762	$(32,409)	$13,353
Share repurchase for cancellation of equipment purchase	(44,489)	(178)	-	-	-	-	(34,001)	-	-	-	-	(34,179)	-	(34,179)
Share-based compensation	-	-	-	-	-	-	5	-	-	-	-	5	-	5
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	-	835	835	(907)	(72)
Net (loss) income	-	-	-	-	-	-	-	-	-	(574)	-	(574)	380	(194)
BALANCE, December 31, 2023	44,748	$181	$-	$-	$-	$-	$298,750	$(1,148)	$-	$(318,813)	$32,879	$11,849	$(32,936)	$(21,087)
Share-based compensation	12,000	48	-	-	-	-	1,284	-	(1,332)	-	-	-	-	-
Amortization of share-based compensation	-	-	-	-	-	-	-	-	518	-	-	518	-	518
Sales of ordinary shares	33,728	135	-	-	-	-	5,565	-	-	-	-	5,700	-	5,700
Issuance of ordinary shares to repay debts	65,674	262	-	-	-	-	7,290	-	-	-	-	7,552	-	7,552
Repurchase of ordinary shares for subsidiary disposal	(13,072)	(52)	-	-	-	-	-	(1,517)	-	-	-	(1,569)	-	(1,569)
Issuance of treasury shares to employees	248	1	-	-	-	-	(1,149)	1,148	-	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	-	528	528	-	528
Net income	-	-	-	-	-	-	-	-	-	(13,651)	-	(13,651)	3	(13,648)
BALANCE, December 31, 2024	143,326	$575	$-	$-	$-	$-	$311,740	$(1,517)	$(814)	$(332,464)	$33,407	$10,927	$(32,933)	$(22,006)
Re-designation of authorized ordinary shares	(143,326)	(575)	143,326	575	-	-	-	-	-	-	-	-	-	-
Sales of Class A ordinary shares	-	-	1,243,818	4,975	-	-	204,127	-	-	-	-	209,102	-	209,102
Exercises of warrants	-	-	4,095,191	16,381	-	-	135,719	-	-	-	-	152,100	-	152,100
Issuance of Class A ordinary shares to employees	-	-	46,793	187	-	-	79	-	-	-	-	266	-	266
Additional Class A ordinary shares of round-up adjustment for reverse share split	-	-	61	-	-	-	-	-	-	-	-	-	-	-
Amortization of share-based compensation	-	-	-	-	-	-	-	-	666	-	-	666	-	666
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	-	(1,618)	(1,618)	-	(1,618)
Net (loss) income	-	-	-	-	-	-	-	-	-	(28,056)	-	(28,056)	3	(28,053)
Deconsolidation of discontinued operations	-	-	-	-	-	-	-	-	-	-	(31,789)	(31,789)	32,930	1,141
BALANCE, December 31, 2025	-	$-	$5,529,189	$22,118	$-	$-	$651,665	$(1,517)	$(148)	$(360,520)	$-	$311,598	$-	$311,598

*	The shares and per share information are presented on a retroactive basis to reflect the share consolidation and change of share capital (Note 9).

The accompanying notes are an integral part of these consolidated financial statements.

Yueda Digital Holding and Subsidiaries

Consolidated Statements of Cash Flows

(Stated in U.S. Dollars in thousands, except for share and per share data)

	For the Years Ended December 31,
	2023	2024	2025
Cash flows from operating activities:
Net loss from continuing operations	$(523)	$(2,326)	$(78,945)
Adjustments to reconcile net loss to net cash provided by operating activities:
Impairment loss on prepayments	-	-	36,358
Depreciation and amortization	-	-	9,201
Impairment of property and equipment			12,416
Loss on disposal of intangible assets	-	-	21,468
Share-based compensation	5	518	932
Changes in operating assets and liabilities:
Cryptocurrencies - mining, net of mining pool operating fees	-	-	(7,354)
Other current assets	-	-	(1,117)
Security deposit	-	-	(9,600)
Accrued expenses and other current payables	-	-	(350)
Net cash used in continuing operating activities	(518)	(1,808)	(16,991)
Net cash (used in) provided by discontinued operating activities	(1,299)	24,529	24,045
Net cash (used in) provided by operating activities	(1,817)	22,721	7,054

Cash flows from investing activities:
Purchase of property and equipment	-	(24,278)	-
Prepayments for miners	-	-	(11,482)
Net cash used in continuing investing activities	-	(24,278)	(11,482)
Net cash (used in) provided by discontinued investing activities	-	(4,945)	9,987
Net cash used in investing activities	-	(29,223)	(1,495)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares through private offerings	-	5,700	29,102
Net cash provided by continuing financing activities	-	5,700	29,102
Net cash (used in) provided by discontinued financing activities	(1,222)	455	-
Net cash (used in) provided by financing activities	(1,222)	6,155	29,102

Effect of exchange rate changes	509	290	(33,775)

Net change in cash, cash equivalents and restricted cash	(2,530)	(57)	886
Cash, cash equivalents and restricted cash - beginning of year	2,700	170	113
Cash, cash equivalents and restricted cash - end of year	170	113	999
Less: Cash, cash equivalents and restricted cash of discontinued operations at end of year	(20)	(111)	-
Total cash, cash equivalents and restricted cash of continuing operations at end of year	$150	$2	$999

Supplemental disclosure of cash flow information:
Income tax paid	$-	$-	$-
Interests paid	$-	$-	$-

Supplemental non-cash information:
Shares issued to repay amounts due to related parties upon execution of offset agreement	$-	$7,552	$-
Shares repurchased for subsidiary disposal	$-	$1,569	$-
Cryptocurrencies received from disposal of subsidiaries	$-	$-	$4,096
Exchange BTC to USDT	$-	$-	$28,151
Miners purchased with cryptocurrencies and balances offset	$-	$-	$319,167
Sales of Class A ordinary shares for cryptocurrencies	$-	$-	$180,000
Exercises of warrants for cryptocurrencies	$-	$-	$152,100

The following table provides a reconciliation of cash and restricted cash reported within the statement of financial position that sum to the total of the same amounts shown in the statement of cash flows:

Cash and cash equivalents	$-	$-	$997
Restricted cash	2	2	2
Total cash, cash equivalents and restricted cash shown in the consolidated statements of cash flows	$2	$2	$999

The accompanying notes are an integral part of these consolidated financial statements.

YUEDA DIGITAL HOLDING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(In U.S. dollars in thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Introduction of the Group

Yueda Digital Holding (“Yueda” or the “Company”), formerly known as AirNet Technology Inc., was incorporated in the Cayman Islands on April 12, 2007.

The Company conducted the cryptocurrencies mining business operations by its Hong Kong subsidiary Blockchain Dynamics Limited. On March 19, 2024, the Group has resolved to dispose Blockchain Dynamics Limited together with its subsidiary. On August 31, 2024, the Group has resolved to dispose One World Global Travel Inc. and Global International Travel Limited together with its subsidiaries. On January 1, 2025, the Company resumed its cryptocurrencies mining business, and the business was later conducted by its newly established Hong Kong subsidiary.

Yueda, its subsidiaries, through its variable interest entities (“VIEs”) and VIEs’ subsidiaries (collectively the “Group”) to operate its out-of-home advertising network, primarily air travel advertising network, in the People’s Republic of China (the “PRC”). The Group provided advertising time slots in the form of digital TV screens on airplanes, and media contents display in air travel. Collaborating with the Group’s partners, Yueda served airline travelers with interactive entertainment and a coverage of breaking news, and furnished corporate clients with advertisements tailored to the perceptions of the travelers. On June 11, 2025, the Group entered into certain purchase agreement with a third party, pursuant to which the third party agreed to purchase the legacy air travel media network business operations (the “Legacy Business”) in exchange for nominal cash consideration of US$1 (the “Disposition”), which was being conducted through the Company’s wholly owned subsidiaries. The Disposition was completed on September 3, 2025.

As of issuance date of this report, details of the Company’s subsidiaries are as follows:

	Date of		Percentage
	incorporation/	Place of	of legal
Name	acquisition	incorporation	ownership

AirNet Technolog Ohio Inc. (“AirNet Ohio”)	February 6, 2025	United States	100
Robust achievement Limited (“Robust achievement”)	March 5, 2025	Hong Kong	100

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The accompanying consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (SEC), regarding financial reporting, and include all normal and recurring adjustments that management of the Company considers necessary for a fair presentation of its financial position and operation results.

(b)	Going concern

The Group has a history of net operating losses from continuing operations $523, $2,326 and $78,945 for the years ended December 31, 2023, 2024 and 2025. These conditions raise substantial doubt about the Group’s ability to continue as a going concern.

Historically, the Group has relied principally on both operational sources of cash and non-operational sources of equity and debt financing to fund its operations and business development. The Group’s ability to continue as a going concern depends on management’s ability to successfully execute its business plan which includes increasing the utilization rate of existed staffs and potential financing from public market or private placement. In addition, the Company held approximately $3.25 million in USDT as of December 31, 2025, which can be converted into cash for immediate use as needed to ensure the Group has sufficient working capital for its operations and development. However, there is no assurance that the measures above can be achieved as planned. Nevertheless, management prepared the consolidated financial statements assuming the Group will continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

(c)	Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All inter-company transactions and balances have been eliminated upon consolidation.

YUEDA DIGITAL HOLDING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(In U.S. dollars in thousands, except share and per share data)

(d)	Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period and accompanying notes, including standalone selling price of each distinct performance obligation in the cryptocurrency mining revenue recognition, allowance for expected credit losses, the useful lives of property and equipment, impairment of long-lived assets, valuation of cryptocurrencies, share-based compensation and valuation allowance for deferred tax assets. Actual results could differ from those estimates.

(e)	Significant risks and uncertainties

The Group participates in a dynamic industry and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations, or cash flows: net losses in the past and futures; price volatility of cryptocurrencies; mining difficulty adjustments and cost risks for Bitcoin mining; failure in launching new business; a significant or prolonged economic downturn; regulatory or other related factors; past and future acquisitions; failure to maintain an effective system of internal control over financial reporting and effective disclosure controls and procedures; risks associated with the Group’s ability to attract and retain employees necessary to support its growth; risks associated with the Group’s growth strategies; and general risks associated with the industry.

(f)	Fair value measurements

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

The fair value for certain assets and liabilities such as cash and cash equivalents, USDT, prepayments and accounts payable have been determined to approximate carrying amounts due to short maturities of these instruments. The Group did not have any other financial assets and liabilities or nonfinancial assets and liabilities that are measured at fair value on recurring basis as of December 31, 2024 and 2025. The Group noted no transfers between levels during any of the periods presented.

YUEDA DIGITAL HOLDING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(In U.S. dollars in thousands, except share and per share data)

(g)	Discontinued operations

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

Due to the disposal of Blockchain Dynamics Limited together with its subsidiary, the disposal of One World, Global Travel together with its subsidiaries, and the disposal of Broad Cosmos and its Subsidiaries, which represented strategic shifts and had a major effect on the Company’s results of operations, revenues, costs and expenses related to the businesses have been reclassified in the accompanying consolidated financial statements as discontinued operations for all the periods presented.

(h)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid deposits which are unrestricted as to withdrawal or use, and which have original maturities of three months or less when purchased.

(i)	USDT

Cryptocurrencies are included in current assets in the accompanying consolidated balance sheets. Cryptocurrencies awarded to the Group through its mining activities are accounted for in connection with the Group’s revenue recognition policy disclosed below.

Cryptocurrencies held are accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the cryptocurrency at the time its fair value is being measured in the Company’s principal market. In testing for impairment, the Group has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. If the Group concludes otherwise, it is required to perform a quantitative impairment test. Gross impairments, net of subsequent realized gains on the sale and disposal of previously impaired crypto assets held are reflected in crypto asset impairment, net in the consolidated statements of operations. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.

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

USDT (Tether) are cryptocurrency-like crypto assets. The main difference between a stablecoin (such as Tether or USDC) and a cryptocurrency (such as Bitcoin) is that a stablecoin is designed to ensure that its value remains constant when compared to a particular currency. This could be because the stablecoin is backed by an amount of currency held on deposit at a particular bank or though mathematical formulae that aim to balance demand and supply. It is a type of digital asset which the Company holds to meet certain working capital requirements. The Company classifies USDT as a financial asset on the basis that one USDT can be redeemed for one US dollar from an issuer.

(j)	Prepayments

Prepayments are prepaid expenses paid to cryptocurrency miner suppliers. Management regularly reviews the aging of such balances and changes in payment and delivery trends and records losses when management believes the recovery of the prepaid amounts through receipt of the fixed assets is at risk. Prepayments deemed irrecoverable are written off against the allowance after all reasonable recovery efforts have been exhausted. As of December 31, 2025, the Group had recorded an impairment losses on prepayments of approximately $36.4 million.

YUEDA DIGITAL HOLDING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(In U.S. dollars in thousands, except share and per share data)

(k)	Allowance for expected credit losses

The Group adopted ASC 326 Financial Instruments – Credit Losses using the modified retrospective approach through a cumulative-effect adjustment to accumulated deficit. Management used an expected credit loss model for the impairment of other current assets and non-current assets as of period ends. Management believes the aging of assets is a reasonable parameter to estimate expected credit loss, and determines expected credit losses for other current assets using an aging schedule as of period ends. The expected credit loss rates under each aging schedule were developed on basis of the average historical loss rates from previous years, and adjusted to reflect the effects of those differences in current conditions and forecasted changes. Management measured the expected credit losses of other current assets on a collective basis. When an other current assets does not share risk characteristics with other current assets, management will evaluate such other current assets for expected credit loss on an individual basis. For non-current assets such as security deposits, management assesses expected credit losses individually, given their unique risk characteristics and long-term nature. Doubtful accounts balances are written off and deducted from allowance, when receivables are deemed uncollectible, after all collection efforts have been exhausted and the potential for recovery is considered remote. The same write-off policy applies to both current and non-current financial assets.

(l)	Property and equipment, net

Property and equipment are carried at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Miners	3 years

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

As of December 31, 2025, the net carrying amount of long-lived assets consisted of miners of $90,926 for the continuing operations. The Group recognized nil, nil and $12,415,923 impairment loss during the years ended December 31, 2023, 2024 and 2025 for the continuing operations.

(n)	Warrants

The Group accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in ASC 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815.

YUEDA DIGITAL HOLDING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(In U.S. dollars in thousands, except share and per share data)

The assessment considers whether the warrants are freestanding financial instruments, meeting the definition of a liability under ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815. This includes determining whether the warrants are indexed to the Group’s own ordinary share and whether the warrant holders could potentially require net cash settlement in a circumstance outside of the Group’s control. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and is reassessed at each subsequent reporting date while the warrants are outstanding.

Warrants that meet all of the criteria for equity classification are recorded as a component of equity at fair value at the time of issuance and not subsequently remeasured. Warrants that do not meet the criteria for equity classification are recorded as liabilities, measured at fair value at issuance and subsequently remeasured to fair value at each reporting period, with changes in fair value recognized in earnings.

(o)	Revenue recognition

The Group adopted ASC Topic 606, “Revenue from Contracts with Customers”, applying the modified retrospective method. The adoption did not result in a material adjustment to the accumulated deficit.

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

Cryptocurrency mining: The Group has entered into digital asset mining pools by executing contracts with the mining pool operator to provide computing power to the mining pool. In exchange for providing computing power, the Group is entitled to a fractional share of the fixed cryptocurrency award the mining pool operator receives for successfully adding a block to the blockchain. The Group’s fractional share is based on the proportion of computing power the Group contributed to the mining pool operator to the total computing power contributed by all mining pool participants in solving the current algorithm. Currently, the mining pool only mines Bitcoins. The total mining revenue for a given month is calculated as the sum of the daily Bitcoin revenues, where each day’s revenue is determined by multiplying the amount of Bitcoin mined on that day by the Bitcoin market closing price on the same day. From the total monthly revenue, the hosting fees and the maintenance fees will be deducted. The mining pool operator pays the resulting net amount in USDT (or such other mutually agreed stablecoin or fiat currency) on a quarterly basis to the wallet address designated in writing by the Group.

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

In December 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU’) No. 2023-08, Intangibles – “Goodwill and Other - Crypto Assets (Topic 350-60): Accounting for and Disclosure of Crypto Assets” (ASU 2023-08”), which requires entities to measure crypto assets that meet specific criteria at fair value with changes recognized in net income each reporting period. Fair value of the cryptocurrency award received is determined using the quoted price of the related cryptocurrency at the time of receipt. Additionally, ASU 2023-08 requires an entity to present crypto assets measured at fair value separately from other intangible assets in the balance sheets and record changes from remeasurement of crypto assets separately from changes in the carrying amounts of other intangible assets in the income statement. The amendments also require that an entity provide disclosures about significant holdings, contractual sale restrictions, and changes during the reporting period. The Group has adopted this new guidance on January 1, 2025, and the adoption did not have a material effect on the Group’s consolidated financial statements and related disclosures.

On March 19, 2024, the Group suspended its cryptocurrencies mining business with the disposal of Blockchain Dynamics Limited and its subsidiary. On January 1, 2025, the Group resumed its cryptocurrency mining operations through the incorporation of Robust Achievement.

YUEDA DIGITAL HOLDING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(In U.S. dollars in thousands, except share and per share data)

(p)	Cost of revenues

Cost of revenues consists primarily of the direct costs associated with running the cryptocurrency mining business, such as utilities, maintenance electricity costs, mining maintenance fees, depreciation expenses of mining equipment and other service charges. The Company signed hosting agreement with hosting partners, and the hosting partners will install the mining equipment and provide elective power, internet services and other necessary services to maintain the operation of the mining equipment. All the related operating fees are included in the all-in-one monthly fees charged by the hosting partner to the Company. Depreciation of cryptocurrency mining equipment is calculated separately and also recorded as a component of cost of revenues for cryptocurrency mining.

(q)	Foreign currency translation

The functional and reporting currency of the Company and the Company’s subsidiaries domiciled in BVI and Hong Kong are the United States dollar (“U.S. dollar”). The financial records of the Company’s other subsidiaries located in the PRC are maintained in their local currency, the Renminbi (“RMB”), which are the functional currency of these entities.

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

(r)	Income taxes

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

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2025, the Group had no uncertain tax positions that if recognized would affect the annual effective tax rate.

The Group is not currently under examination by any income taxing authority, nor has it been notified of an impending examination. As of December 31, 2025, income tax returns of the discontinued operations in PRC for the tax years ended December 31, 2019 through December 31, 2024 remain open for statutory examination.

YUEDA DIGITAL HOLDING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(In U.S. dollars in thousands, except share and per share data)

(s)	Share-based payments

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

(t)	Comprehensive (loss) income

Comprehensive (loss) income includes net (loss) income and foreign currency translation adjustments and is presented net of tax. The tax effect is nil for the years ended December 31, 2023, 2024 and 2025 in the consolidated statements of comprehensive (loss) income.

(u)	Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents and USDT. The Group places their cash and cash equivalents with financial institutions with high-credit rating and quality in China. The USDTs are stored at the Company’s wallet addresses. The Company has no reason to believe it will incur any theft or loss because (i) it has no known or historical experience of claims to use as a basis of measurement, (ii) it accounts for and continually verifies the amount of crypto assets within its control, and (iii) it has established security around custodial product private keys to minimize the risk of theft or loss.

(v)	Net income (loss) per share

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

(w)	Recently adopted/issued accounting standards

In December 2023, the FASB issued ASU 2023-08, “Intangibles — Goodwill and Other — Crypto Assets (Topic 350-60): Accounting for and Disclosure of Crypto Assets” (“ASU 2023-08”), which requires entities to measure crypto assets that meet specific criteria at fair value with changes recognized in net income each reporting period. Additionally, ASU 2023-08 requires an entity to present crypto assets measured at fair value separately from other intangible assets in the balance sheets and record changes from remeasurement of crypto assets separately from changes in the carrying amounts of other intangible assets in the income statement. The amendments also require that an entity provide disclosures about significant holdings, contractual sale restrictions, and changes during the reporting period. The objectives of the amendments are to provide investors and other capital allocators with more decision-useful information that better reflects the underlying economics of crypto assets within the scope and an entity’s financial position while reducing cost and complexity associated with applying cost-less-impairment accounting. The Company adopted ASU 2023-08 on January 1, 2025, and applied the amendments retrospectively to all prior periods presented in these consolidated financial statements.

In December 2023, the FASB issued ASU No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”), which modifies the rules on income tax disclosures to require entities to disclose (1) specific categories in the rate reconciliation, (2) income or loss from continuing operations before income tax expense or benefit (separated between domestic and foreign), and (3) income tax expense or benefit from continuing operations (separated by federal, state and foreign). ASU 2023-09 also requires entities to disclose their income tax payments to international, federal, state and local jurisdictions, among other changes. ASU 2023-09 should be applied on a prospective basis, but retrospective application is permitted. The Company adopted ASU 2023-09 on January 1, 2025, and applied the amendments retrospectively to all prior periods presented in these consolidated financial statements.

In November 2024, the FASB issued ASU No. 2024-03, Disaggregation of Income Statement Expenses (“ASU 2024-03”). ASU 2024-03 is intended to provide users of financial statements with more decision-useful information about expenses of a public business entity, primarily through enhanced disclosures of certain components of expenses commonly presented within captions on the statement of operations, such as employee compensation and depreciation and amortization, as well as a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively. ASU 2024-03 also requires disclosure of the total amount of selling expenses. ASU 2024-03 is effective prospectively or retrospectively for the Company for its fiscal year beginning January 1, 2027 and for interim periods beginning January 1, 2028, with early adoption permitted. The Company is currently assessing ASU 2024-03 and its impact on its disclosures.

YUEDA DIGITAL HOLDING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(In U.S. dollars in thousands, except share and per share data)

In March 2025, the FASB issued ASU No. 2025-02, “Liabilities (Topic 405): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 122” (“ASU 2025-02”), which rescinds the embedded SEC guidance in Topic S-99-1 of ASC 450 related to obligations to safeguard crypto assets under SAB 121. The amendments require entities with obligations to safeguard crypto assets to assess whether a contingent liability exists under ASC 450-20, “Loss Contingencies.” This guidance is effective for annual periods beginning after December 15, 2024, including interim periods, with early adoption permitted. The Company adopted ASU 2025-02 on January 1, 2025, and the adoption did not have a material effect on the Company’s consolidated financial statements.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of operations and comprehensive (loss) income and statements of cash flows.

(x)	Segment reporting

ASC 280, Segment Reporting, (“ASC 280”), establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers. Based on the criteria established by ASC 280, the chief operating decision maker (“CODM”) has been identified as the Group’s Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which enhances disclosure requirements under Topic 280, including the title and position of the CODM, significant segment expenses provided to the CODM, expansion of certain annual disclosures to interim periods, clarification that single reportable segment entities must apply ASC 280 in full, and permission to report more than one measure of segment profit or loss in certain circumstances. The Company adopted ASU 2023-07 on January 1, 2024, and applied the amendments retrospectively to all prior periods presented.

As a whole, the Group has one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group primarily generates mining revenue by providing computing power to mining pools to mine Bitcoin, no geographical segments are presented. For the years ended December 31, 2023,2024 and 2025, the reportable segment revenue, segment profit or loss and significant segment expenses are the same as consolidated statement of operations and comprehensive income (loss).

(y)	Reclassification

Certain prior year amounts have been reclassified to conform to the current year of discontinued operations presentation. These reclassifications have no effect on the accompanying statements of operations and cash flows.

3.	DISCONTINUED OPERATIONS

Disposal of Blockchain Dynamics Limited and its subsidiary

On March 19, 2024, the Group resolved to dispose Blockchain Dynamics Limited together with its subsidiary. The business was disposed to Mr. Herman Man Guo for exchange of 1,307,229 ordinary shares of the Company at a par value of US$0.04. The discontinued operation represents a strategic shift that has a major effect on the Company’s operations and financial results, which triggers discontinued operations accounting in accordance with FASB ASC 205-20-45. The assets and liabilities related to the discontinued operations are classified as assets/liabilities of discontinued operations as of December 31, 2024, while results of operations related to the discontinued operations for the years ended December 31, 2023 and 2024 are reported as income (loss) from discontinued operations.

YUEDA DIGITAL HOLDING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(In U.S. dollars in thousands, except share and per share data)

The results of discontinued operations for the years ended December 31, 2023 and 2024 are as follows:

	For the years ended December 31,
	2023	2024
Revenues	$13	$—
Less: Cost of revenues	—	—
Gross Revenue	13	—
Total operating expenses	212	—
Loss from discontinued operations	(199)	—
Total other income, net	(118)	—
Loss from discontinued operation before income taxes	(317)	—
Income tax expenses from operations	—	—
Net loss from discontinued operations	$(317)	$—

Assets and liabilities of the discontinued operations as of March 19, 2024 and the loss on sale of discontinued operations recognized during the year ended December 31, 2024 are as follows:

As of March 19,
2024
Cash and cash equivalents	$20
Other current assets	4,546
Total assets of discontinued operations	4,566

Accrued expenses and other current liabilities	294
Amounts due to related parties	1,256
Total liabilities of discontinued operations	$1,550

Total net assets	$3,016
Total consideration received	1,569
Loss on sale of discontinued operations	$1,447

Disposal of One World, Global Travel and its Subsidiaries

On August 31, 2024, the Group resolved to dispose One World, Global Travel and its subsidiaries. The business was disposed to Mr. Jiang Hao for exchange of US$1. The discontinued operation represents a strategic shift that has a major effect on the Company’s operations and financial results, which triggers discontinued operations accounting in accordance with FASB ASC 205-20-45. The results of operations related to the discontinued operations for the year ended December 31, 2024 were reported as income (loss) from discontinued operations. The discontinued operations had no operations for the year ended December 31, 2024.

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

YUEDA DIGITAL HOLDING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(In U.S. dollars in thousands, except share and per share data)

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

Disposal of Broad Cosmos and its Subsidiaries

On June 11, 2025, the Group resolved to dispose the legacy air travel media network business operations (the “Legacy Business”), which was being conducted through the Company’s wholly owned subsidiaries. The business was disposed to a unrelated third party for exchange of US$1. The discontinued operation represents a strategic shift that has a major effect on the Company’s operations and financial results, which triggers discontinued operations accounting in accordance with FASB ASC 205-20-45. The Disposition was completed on September 3, 2025. The results of operations related to the discontinued operations for the year ended December 31, 2025 were reported as income (loss) from discontinued operations.

The results of discontinued operations for the years ended December 31, 2023, 2024 and 2025 are as follows:

	For the years ended December 31,
	2023	2024	2025
Revenues	$845	$343	$127
Less: Cost of revenues	(1,376)	(181)	(203)
Gross Revenue	(531)	162	(76)
Total operating expenses	(2,794)	(3,581)	(1,386)
Loss from discontinued operations	(3,325)	(3,419)	(1,462)
Total other income, net	3,972	(6,300)	1,272
Income (loss) from discontinued operation before income taxes	647	(9,719)	(190)
Income tax expenses from operations	(1)	—	—
Net income (loss) from discontinued operations	$646	$(9,719)	$(190)

YUEDA DIGITAL HOLDING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(In U.S. dollars in thousands, except share and per share data)

Assets and liabilities of the discontinued operations as of December 31, 2024 and September 3, 2025 and the loss on sale of discontinued operations recognized during the year ended December 31, 2025 are as follows:

	As of December 31,	As of September 3,
	2024	2025
Cash and cash equivalents	$111	$71
Other current assets	21,731	21,329
Noncurrent assets	9,987	9,604
Total assets of discontinued operations	31,829	31,004

Accrued expenses and other current liabilities	78,245	79,474
Amounts due to related parties	3,631	3,753
Total liabilities of discontinued operations	$81,876	$83,227

Total net assets	$(50,047)	$(52,223)
Total debts of discontinued operations waived by the Company		52,223
Less: Carrying amount of non-controlling interests disposed		(32,930)
Add: Reclassification of AOCI on disposal		31,789
Total consideration received		—
Gain on sale of discontinued operations, net of income tax		$51,082

4.	USDT

The following table presents additional information about our cryptocurrency mining activities of Bitcoin (“BTC”) paid in USDT amounts during the year ended December 31, 2025:

Balance on January 1, 2025	$—
Revenue recognized from cryptocurrencies mined	28,151
Hosting fees settled in cryptocurrencies	(19,666)
Miners purchased with cryptocurrencies	(8,204)
Cryptocurrencies received from disposal of subsidiaries	4,096
Cryptocurrencies held by the mining host	(1,131)
Balance on December 31, 2025	$3,246

5.	OTHER CURRENT ASSETS

Other current assets consist of the following:

	As of December 31,	As of December 31,
	2024	2025
Receivable from a third party	$15	$1,131
Receivable from disposal of subsidiaries (i)	4,096	—
Total	$4,111	$1,131

(i)	On August 31, 2024, the Company resolved to dispose One World, Global Travel and its subsidiaries to a third party (the ‘Transferee”) for exchange of $1 due to loss of control. For the internal transactions between the Company and its subsidiaries in the amount of $4,096, the Transferee shall pay to the Company the total sum of $4,096, or its equivalent in any for (including cash, funds, or goods). The Company received the full repayment in USDT from the Transferee in April 2025.

6.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consist of the following:

	As of December 31,	As of December 31,
	2024	2025
Miners	$24,278	$112,543
Less: accumulated depreciation	—	(9,201)
Less: impairment	—	(12,416)
Total property and equipment, net	$24,278	$90,926

Depreciation expense for the years ended December 31, 2023, 2024 and 2025 were nil, nil and $9,201, respectively, for the continuing operations. Impairment loss recorded for the years ended December 31, 2023, 2024 and 2025 were nil, nil and $12,416 for the continuing operations.

YUEDA DIGITAL HOLDING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(In U.S. dollars in thousands, except share and per share data)

7.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the follows:

	As of December 31,	As of December 31,
	2024	2025
Accrued payroll and welfare	$30	$—
Other tax payable	4	—
Other current liabilities	316	—
Total	$350	$—

8.	INCOME TAXES

Yueda is a tax-exempted company incorporated in the Cayman Islands.

Robust achievement is subject to Hong Kong tax law. According to Tax (Amendment) (No. 3) Ordinance 2018 published by Hong Kong government, form April 1, 2018, under the two-tiered profits tax rates regime, the profits tax rate for the first HK$2.0 million of assessable profits will be lowered to 8.25% (half of the rate specified in Schedule 8 to the Inland Revenue Ordinance (IRO)) for corporations and 7.5% (half of the standard rate) for unincorporated businesses (mostly partnerships and sole proprietorships). Assessable profits above HK$2.0 million will continue to be subject to the rate of 16.5% for corporations and standard rate of 15% for unincorporated businesses. No provision for Hong Kong profits tax was made as we had no estimated assessable profit that was subject to Hong Kong profits tax during the years ended December 31, 2024 and 2025.

AirNet Ohio is incorporated in the U.S. and is subject to federal income taxes for its business operation in the U.S. The applicable tax rate is 21% for federal and tax-exempted for state. AirNet Ohio had no taxable income during the year ended December 31, 2025.

The components of the Company’s loss before income taxes for the years ended December 31, 2023, 2024 and 2025 are as follows:

	For the years ended December 31,
	2023	2024	2025

Domestic (Cayman Islands)	$(523)	$(2,326)	$(26,385)
Federal	—	—	(397)
Foreign	—	—	(52,163)
Total loss before income taxes	$(523)	$(2,326)	$(78,945)

The Company did not incur any current or deferred tax expense for the years ended December 31, 2023, 2024, and 2025. All components of income tax expense, including domestic, federal and foreign were nil for each of the years presented. Accordingly, total income tax expense from continuing operations was nil for all years disclosed.

A reconciliation of the statutory income tax rate to the Company’s effective income tax rate for the years ended December 31, 2023, 2024 and 2025 is as follows:

	For the years ended December 31,
	2023		2024		2025
	Amount	Percent	Amount	Percent	Amount	Percent
Income tax expense at Cayman statutory rate	$—	—	$—	—	$—	—
Foreign tax rate differences	—	—	—	—	(4,387)	5.56%
Valuation allowance changes	—	—	—	—	4,386	(5.56)%
Nondeductible expenses	—	—	—	—	1	—
Total tax provision and effective tax rate	$—	—	$—	—	$—	—

YUEDA DIGITAL HOLDING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(In U.S. dollars in thousands, except share and per share data)

The principal components of the Company’s deferred income tax assets are as follows:

	As of December 31,	As of December 31,
	2024	2025
Deferred tax assets:
Net operating loss carryforwards	$—	$4,386
Valuation allowance	—	(4,386)
Total deferred tax assets, net	$—	$—

As of December 31, 2024 and 2025, the Company had net operating loss carryforwards of approximately $3.4 million from its U.S. and Hong Kong subsidiaries (indefinite carryforward period). No net operating losses were available from Cayman jurisdiction. The valuation allowance increased by $3.4 million during the year. Management assessed positive evidence (e.g., capital raises, commencement of mining operations) and negative evidence (history of losses, limited operating history, Bitcoin price volatility). Given the uncertainty of generating sufficient taxable income in the near term, a full valuation allowance continues to be recorded against the deferred tax assets.

Due to the limited operating history of the U.S. and HK subsidiaries, the Company is uncertain when these net operating losses can be utilized. As a result, the Company provided a 100% allowance on deferred tax assets on net operating losses of nil and approximately $4.4 million related to its U.S. and HK subsidiaries as of December 31, 2025.

9.	NET INCOME (LOSS) PER SHARE

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

On May 2, 2024, the authorized share capital of the Company increased from US$1,000,000 divided into 22,500,000 ordinary shares of a nominal or par value of US$0.04 each and 2,500,000 preferred shares of a nominal or par value of US$0.04 each to US$40,000,000 divided into 900,000,000 ordinary shares of a nominal or a par value of US$0.04 each and 100,000,000 preferred shares of a nominal or par value of US$0.04 each, by the creation of an additional 877,500,000 ordinary shares with a par value of US$0.04 each and 97,500,000 preferred shares with a par value of US$0.04 each.

On September 3, 2025, the Company held an extraordinary general meeting of shareholders where the shareholders approved the proposed reverse share split and share consolidation of the Company’s authorized and issued share capital (Share Consolidation”). The Share Consolidation at a ratio of one-for-one hundred (1:100) was effective on November 14, 2025. Following the Share Consolidation, the par value of each Class A and Class B ordinary share was changed from US$0.04 to US$4.00 with corresponding adjustment to the number of authorized shares, while shareholders’ ownership and voting interests remained unchanged except for fractional shares rounded up.

All share and per share data as of December 31, 2023, 2024 and 2025 and for the years ended December 31, 2023, 2024 and 2025 are presented on a retroactive basis.

10.	SHARE BASED PAYMENTS

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

YUEDA DIGITAL HOLDING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(In U.S. dollars in thousands, except share and per share data)

The following summary of stock option activities for the years ended December 31, 2023, 2024 and 2025:

Outstanding Options
		Weighted		Weighted
		average	Weighted	average
		exercise	average	remaining	Aggregate
	Number of	price	grant-date	contractual	intrinsic
	options	per option	fair value	terms	value
Outstanding as of January 1, 2023	6,540,000	$0.44	$0.35	1.53	—
Granted	—	—	—	—	—
Exercised	—	—	—	—	—
Forfeited	—	—	—	—	—
Expired	—	—	—	—	—

Outstanding as of December 31, 2023	6,540,000	$0.44	$0.35	1.53	—
Granted	—	—	—	—	—
Exercised	—	—	—	—	—
Forfeited	—	—	—	—	—
Expired	(6,155,032)	$0.44	$0.35	—	—

Outstanding as of December 31, 2024	384,968	$0.24	$0.35	1.00	$—
Granted	—	—	—	—	—
Exercised	—	—	—	—	—
Forfeited	—	—	—	—	—
Expired	(384,968)	$0.24	$0.35	—	—

Outstanding as of December 31, 2025	—	—	—	—	$—

On September 3, 2025, the extraordinary general meeting of shareholders approved the 2025 Equity Incentive Plan of the Company, under which the Company is authorized to deliver an aggregate of 4,679,322 restricted shares to eligible directors, officers, managers, employees, consultants and advisors (and prospective directors, officers, managers, employees, consultants and advisors) of the Company from time to time.

The total intrinsic value of options exercised during the years ended December 31, 2023, 2024 and 2025 was all nil. The Group recorded share-based compensation of $5, nil and $266 for the years ended December 31, 2023, 2024 and 2025, respectively. The total unrecognized compensation expense related to unvested share options granted as of December 31, 2025 was nil.

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

YUEDA DIGITAL HOLDING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(In U.S. dollars in thousands, except share and per share data)

(5)	Exercise price

The exercise price of the options was determined by the Group’s Board of Directors.

(6)	Fair value of underlying ordinary shares

The closing market price of the ordinary shares of the Company as of the grant/modification date was used as the fair value of the ordinary shares on that date.

No options were granted during 2022 to 2025.

Ordinary shares issued for services

In March 2024, the Group granted an aggregate of 1,200,000 ordinary shares with a fair value of $1,332, determined using the closing price of $1.1 on March 20, 2024, to one service provider. The value of these shares is being amortized over the service period of two years starting from April 1, 2024. During the years ended December 31, 2023, 2024 and 2025, the Group recorded nil, $518 and $666 share-based compensation expense related to services, respectively.

11.	EQUITY

On March 19, 2024, the Group resolved to dispose Blockchain Dynamics Limited together with its subsidiary. The business was disposed to Mr. Herman Man Guo for exchange of 1,307,229 ordinary shares of the Company at a par value of $0.04. Therefore, a total of 13,073 ordinary shares was recorded as treasury shares as of December 31, 2024 and 2025, giving retroactive effect to the 1-to-100 Share Consolidation effected on November 14, 2025.

On September 3, 2025, the extraordinary general meeting of shareholders approved an amendment to share capital structure of the Company. The total authorized share capital remains unchanged at US$40,000,000, which has been reclassified from (i) 900,000,000 ordinary shares and 100,000,000 preferred shares (each with a par value of US$0.04) to (ii) 900,000,000 Class A ordinary shares and 100,000,000 Class B ordinary shares (each with a par value of US$0.04). The amendment involves the redesignation of all issued and authorized but unissued ordinary shares as Class A ordinary shares, and the redesignation of all 100,000,000 authorized but unissued preferred shares as Class B ordinary shares. The respective rights and restrictions attaching to the Class A and Class B ordinary shares are governed by the Company’s Amended and Restated Memorandum and Articles of Association.

Sale of ordinary shares

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

On August 22, 2025, the Company entered into a share purchase agreement (the “Purchase Agreement”) with certain investors (the “Purchasers”), pursuant to which the Company agreed to issue and sell, and the Purchasers agreed to subscribe and purchase, 80,826,225 of its ordinary shares, par value US$0.04 each (the “Ordinary Shares”), and accompanying warrants (the “Stapled Warrants”) to purchase up to 80,826,225 Ordinary Shares at a combined purchase price of U$2.227 per Ordinary Share and accompanying Stapled Warrant in a registered direct offering. Each Stapled Warrant has an initial exercise price per share of U$3.3405, subject to certain adjustments. The Stapled Warrants will be exercisable immediately and will expire on August 27, 2030. A holder (together with its affiliates and other attribution parties) may not exercise any portion of a Stapled Warrant to the extent that immediately prior to or after giving effect to such exercise the holder would own more than 4.99% or 9.99%, at the holder’s election, of the Company’s outstanding Ordinary Shares immediately after exercise. The gross proceeds to Yueda from the offering are approximately US$180.0 million, before deducting offering expenses payable by the Company. The offering was closed on August 27, 2025.

YUEDA DIGITAL HOLDING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(In U.S. dollars in thousands, except share and per share data)

On September 3 and September 9, 2025, the Company adopted separate corporate resolutions in respect of the exercise of the Stapled Warrants issued in the August 2025 registered direct offering, authorizing Transhare Corporation, the Company’s stock transfer agent, to issue Class A Ordinary Shares and increase the number of the Company’s outstanding ordinary shares on its official books (the resolutions are solely for the adjustment of the equity control book and do not involve any stock transfer between parties). Pursuant to the respective resolutions, 17,512,350 and 28,019,760 outstanding ordinary shares were approved for new issuance on September 3 and September 9, 2025 respectively, with the exercise price set at $3.3405 per share for both issuances. All shares issued upon the warrant exercise are free trading shares.

On October 15, 2025, the Company entered into a share purchase agreement (the “Purchase Agreement”) with certain investors (the “Purchasers”), pursuant to which the Company agreed to issue and sell, and the Purchasers agreed to subscribe and purchase, up to an aggregate of 28,000,000 units (the “Units”) in a registered direct offering pursuant to an effective registration statement. Each Unit consists of one Class A Ordinary Share of the Company, par value US$0.04 per share (the “Ordinary Shares”), and one Class A Ordinary Share Purchase Warrant (the “Common Warrants”) to purchase up to one Ordinary Share, at a combined purchase price of US$1.00 per Unit. Each Common Warrant has an initial exercise price per share of US$1.00, subject to certain adjustments, which is exercisable beginning on the Initial Exercise Date and has a term of one (1) year from the Common Warrants’ Initial Exercise Date. The Company has reserved an aggregate of up to 364,000,000 Class A Ordinary Shares for issuance upon the exercise of the Common Warrants, all of which are fully paid and non-assessable and shall be issued pursuant to respective exercise notices; reference is made to the DWAC instructions provided in such exercise notices. The gross proceeds to the Company from the offering are approximately US$28.0 million, before deducting offering expenses payable by the Company. The offering was closed on October 16, 2025.

The summary of warrant activity is as follows, giving retroactive effect to the 1-to-100 Reverse Share Consolidation effected on November 14, 2025:

			Weighted	Average
			Average	Remaining
	Warrants	Exercisable	Exercise	Contractual
	Outstanding	Shares	Price	Life
December 31, 2024	—	—	$—	—
Granted/Acquired	4,448,262	4,448,262	$334.05	5
Exercised	(4,095,192)	(4,095,192)	$—	—
December 31, 2025	353,070	353,070	$334.05	4.66

12.	RELATED PARTY TRANSACTIONS

(a)	The disposal of Blockchain Dynamics Limited

On March 19, 2024, the Group disposed of its wholly owned subsidiary, Blockchain Dynamics Limited, to Mr. Herman Man Guo, the prior Chairman of the Board and interim Chief Financial Officer of the Company. The consideration was 1,307,229 ordinary shares of the Company (equivalent to 13,073 ordinary shares after the 2025 share consolidation) with a par value of $0.04 per share (pre−consolidation). The fair value of the share transaction was approximately $1.6 million. A loss on disposal of approximately $1.4 million was recognized and is included in discontinued operations (see Note 3). No other related party balances were outstanding as of December 31, 2025.

(b)	Key management compensation

For the year ended December 31, 2025, aggregate cash compensation paid to executive officers and non-executive directors was approximately $0.2 million. No share-based awards were granted to related parties during the year.

(c)	Other transactions

There were no other material related party transactions during the years ended December 31, 2023, 2024 and 2025.

YUEDA DIGITAL HOLDING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(In U.S. dollars in thousands, except share and per share data)

13.	COMMITMENTS AND CONTINGENCIES

As of December 31, 2025, the Group has no material purchase commitments or significant leases.

From time to time, the Group is party to certain legal proceedings, as well as certain asserted and un-asserted claims. Amounts accrued, as well as the total amount of reasonably possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the consolidated financial statements.

14.	SUBSEQUENT EVENTS

The Company has evaluated all events that occurred after December 31, 2025 through the date the consolidated financial statements were available for issuance and identified the following subsequent event occurred that would require recognition or disclosure in the Company’s consolidated financial statements.

On April 6, 2026, the Group and B&G entered into a supplemental agreement terminating B&G’s delivery obligation for the remaining 57,241 miners. Under the supplemental agreement, B&G is obligated to refund approximately $206.0 million The approximately $36.4 million termination fee was recognized as a loss in the year ended December 31, 2025 and is included in general and administrative expenses. Management has assessed the credit risk of B&G and has concluded that the refund is probable; however, no assurance can be given that B&G will fulfill its payment obligations.